Form 20-F
period 2017-12-31
Nexa Resources S.A.
filed 2018-04-30
CIK 1713930

As filed with the Securities and Exchange Commission on April 30, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017
Commission file number: 001-38256

NEXA RESOURCES S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

Mario Antonio Bertoncini

Senior Vice President Finance and Chief Financial Officer

Phone: +352 26 00 53 43

26-28 rue Edward Steichen

L-2540, Luxembourg

Grand Duchy of Luxembourg
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common shares, each with par value of US$1.00	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa as of December 31, 2017 was:

133,320,513 common shares, each with par value of US$1.00

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	—
2	Offer statistics and expected timetable	Not applicable	—
3	Key information
	3A Selected financial data	Selected financial data	21
	3B Capitalization and indebtedness	Not applicable	—
	3C Reasons for the offer and use of proceeds	Not applicable	—
	3D Risk factors	Risk factors	5
4	Information on the Company
	4A History and development of the company	Business overview, Capital expenditures	33, 69
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Reserves, Regulatory matters	33, 39, 56, 59, 65, 71
	4C Organizational structure	Exhibit 8	—
	4D Property, plant and equipment	Mining operations, Smelting operations, Capital expenditures, Regulatory matters	39, 56, 69, 71
4A	Unresolved staff comments	None	—
5	Operating and financial review and prospects
	5A Operating results	Results of operations	91
	5B Liquidity and capital resources	Liquidity and capital resources	99
	5C Research and development, patents and licenses, etc.	Business overview	33
	5D Trend information	Results of operations	91
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	105
	5F Tabular disclosure of contractual obligations	Contractual obligations	104
	5G Safe harbor	Forward-looking statements	iv
6	Directors, senior management and employees		—
	6A Directors and senior management	Management, Executive officers and management committee	127, 130
	6B Compensation	Executive and director compensation	134
	6C Board practices	Corporate governance	117
	6D Employees	Employees	136
	6E Share ownership	Management—Share ownership	129
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	108
	7B Related party transactions	Related party transactions	109
	7C Interests of experts and counsel	Not applicable	—
8	Financial information
	8A Consolidated statements and other financial information	Financial statements	F-1
		Distributions	112
		Legal proceedings	137
	8B Significant changes	Not applicable	—
9	The offer and listing
	9A Offer and listing details	Share price history	115

Item	Form 20-F caption	Location in this report	Page
	9B Plan of distribution	Not applicable	—
	9C Markets	Trading markets	114
	9D Selling shareholders	Not applicable	—
	9E Dilution	Not applicable	—
	9F Expenses of the issue	Not applicable	—
10	Additional information
	10A Share capital	Articles of association—Common shares	139
	10B Memorandum and articles of association	Articles of association	139
	10C Material contracts	Business overview, Results of operations, Related party transactions	33, 91, 109

	10D Exchange controls	Exchange controls and other limitations affecting security holders	151
	10E Taxation	Taxation	143
	10F Dividends and paying agents	Not applicable	—
	10G Statement by experts	Not applicable	—
	10H Documents on display	Information filed with securities regulators	155
	10I Subsidiary information	Not applicable	—
11	Quantitative and qualitative disclosures about market risk	Risk management	105
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	—
	12B Warrants and rights	Not applicable	—
	12C Other securities	Not applicable	—
	12D American Depositary Shares	Not applicable	—
13	Defaults, dividend arrearages and delinquencies	Not applicable	—
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	—
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	152, 153
16A	Audit committee financial expert	Corporate governance—Committees of our board of directors—Audit committee	118
16B	Code of ethics	Corporate governance—Committees of our board of directors—Code of conduct	123
16C	Principal accountant fees and services	Principal accountant fees and services	154
16D	Exemptions from the listing standards for audit committees	Not applicable.	—
16E	Purchase of equity securities by the issuer and affiliated purchasers	Purchase of equity securities by the issuer and affiliated purchasers	116
16F	Change in registrant’s certifying accountant	Not applicable	—
16G	Corporate governance	Corporate governance	117
16H	Mine safety disclosure	Not applicable	—
17	Financial statements	Not applicable	—
18	Financial statements	Financial statements	F-1
19	Exhibits	Exhibits	156

FORWARD-LOOKING STATEMENTS

This annual report includes statements that constitute estimates and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act, as amended, or Exchange Act. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements.

These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations, and those of our officers and employees, with respect to, among other things: (i) our future financial or operating performance; (ii) our growth strategy; (iii) future trends that may affect our business and results of operations; (iv) the impact of competition and applicable laws and regulations on our results; (v) planned capital investments; (vi) future of zinc or other metal prices; (vii) estimation of mineral reserves; (viii) mine life; and (ix) our financial liquidity.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•                  the cyclical and volatile prices of the metals we produce;

•                  the changes in the supply and demand for the metals we produce;

•                  the risks and uncertainties relating to Peruvian and Brazilian economic and political conditions;

•                  changes in global economic market conditions;

•                  operational risks, such as operator errors, mechanical failures and other accidents;

•                  the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•                  substantial capital expenditures requirements and risks associated with such capital expenditures;

•                  the timing and amount of estimated future production and cost of production;

•                  currency exchange rate fluctuations;

•                  failure to obtain financial assurance to meet closure and remediation obligations;

•                  the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•                  the cost and timing of the development of new deposits, future exploration and/or exploitation;

•                  our concessions may be terminated or not renewed by governmental authorities;

•                  changes in Peruvian, Brazilian and international governmental and regulatory policies that apply to our operations; and

•                  other factors discussed under “Risk Factors.”

In light of the risks and uncertainties described above, the events referred to in the estimates and forward looking statements included in this report may or may not occur, and our business performance and results of operation may differ materially from those expressed in our estimates and forward looking statements, due to factors that include but are not limited to those mentioned above.

These forward-looking statements are made as of the date of this report, and we assume no obligation to update them or revise them to reflect new events or circumstances. There can be no assurance that the forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain definitions

Unless otherwise indicated or the context otherwise requires, the terms below are defined in the following manner.

•                  The “Company,” “we,” “us” and “our” or similar terms refer to Nexa Resources and its consolidated subsidiaries;

•                  “Nexa Resources” refers to Nexa Resources S.A., a Luxembourg public liability company (société anonyme);

•                  “Nexa CJM” refers to our subsidiary Nexa Resources Cajamarquilla S.A. (previously known as Votorantim Metais—Cajamarquilla S.A.), a corporation organized as a sociedad anónima under the laws of Peru;

•                  “Nexa Brazil” refers to our subsidiary Nexa Recursos Minerais S.A. (previously known as Votorantim Metais Zinco S.A.), a corporation organized as a sociedade anônima under the laws of Brazil;

•                  “Nexa Peru” refers to our subsidiary Nexa Resources Peru S.A.A. (previously known as Compañía Minera Milpo S.A.A.), a corporation organized as a sociedad anónima abierta under the laws of Peru and publicly traded on the Lima Stock Exchange;

•                  “VGmbH” refers to our subsidiary Votorantim GmbH, formerly Votorantim Metals GmbH, a corporation organized under the laws of Austria;

•                  “Enercan” refers to our subsidiary Campos Novos Energia S.A., a corporation organized as a sociedade anônima under the laws of Brazil;

•                  “VUS” refers to our subsidiary Votorantim US, Inc., a corporation organized under the laws of Delaware;

•                  “VSA” refers to our shareholder Votorantim S.A., a corporation organized as a sociedade anônima under the laws of Brazil;

•                  the “Votorantim Group” refers to VSA and its subsidiaries;

•                  the “real,” “reais” or “R$” refers to the Brazilian real, the official currency of Brazil; and

•                  “sol,” “soles” or “S/.” refers to the Peruvian sol, the official currency of Peru.

In addition, the meaning of other defined terms used in this report are set out in “Glossary.”

Financial information

Our consolidated financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 are included in this annual report. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS. References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015, and the related notes thereto included elsewhere in this report.

The financial information presented in this report should be read in conjunction with our consolidated financial statements, including the related notes, and the section of this report titled “Operating and financial review and prospects.”

The main consolidated companies included in our consolidated financial statements are:

•                  Nexa CJM is a Peruvian company mainly engaged in smelting zinc contained in concentrate. Nexa CJM’s functional currency is the U.S. dollar.

•                  Nexa Peru is a Peruvian company mainly engaged in exploring, extracting, producing and trading zinc, copper and lead concentrates, extracted from its own three mining sites. Nexa Peru’s functional currency is the U.S. dollar. Nexa Peru is a public company with its shares listed on the Lima Stock Exchange.

•                  Nexa Brazil is a Brazilian company mainly engaged in exploring, extracting and producing zinc, copper and lead concentrates, and smelting zinc contained in concentrate with operations in the state of Minas Gerais. Nexa Brazil’s functional currency is the real. In connection with a series of transactions regarding our energy assets, which includes the Enercan, Picada, Amador Aguiar I, Amador Aguiar II and Igarapava electric power plants, VSA transferred its entire participation in Nexa Brazil (11.20%) to us on June 30, 2017. See “Share ownership and trading—Related party transactions—Certain transactions with our shareholders and their affiliates.”

Non-IFRS measures

Our management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered individually or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies. See “Selected financial data” for a discussion of our use of non-IFRS measures in this report, including the reasons why we believe this information is useful to management and to investors, and a reconciliation to the comparable IFRS measures.

Country, market and industry information

This report contains and refers to information and statistics regarding Brazil, Peru and the markets for the metals we produce. This data is obtained from independent public sources, including publications and materials from participants in the industry, such as Wood Mackenzie and from governmental entities such as the Brazilian Central Bank, Brazilian Ministry of Treasury (Ministério da Fazenda), Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia or MME), (Center of Custody and Financial Settlement of Securities CETIP S.A.—Mercados Organizados or CETIP), Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Getulio Vargas Foundation (Fundação Getúlio Vargas), or FGV, the Peruvian Insurance and Private Pension Funds Supervision Authority (Superintendencia de Banca, Seguros y Administradoras de Fondos de Pensiones—AFP), the Peruvian Central Bank, the Peruvian Ministry of Economy and Finance (Ministerio de Economía y Finanzas) and the Peruvian Ministry of Energy and Mines (Ministerio de Energía y Minas or MINEM). Some data is also based on our estimates, which are derived from our review of internal reports, as well as independent sources.

Volume information

All tonnage information in this report is expressed in metric tonnes, and all references to ounces are to troy ounces, in each case, unless otherwise specified.

RISK FACTORS

Business risks

Our business is highly dependent on the international market prices of the metals we produce, which are both cyclical and volatile.

Our business and financial performance is significantly affected by the market prices of the metals we produce, particularly the market prices of zinc, copper, silver, lead and, to a lesser extent, gold. Historically, prices of such metals have been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, the cyclicality of consumption, actual or perceived changes in levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. We cannot predict whether, and to what extent, metal prices will rise or fall in the future.

Future declines in metal prices, and especially zinc, copper, silver and lead prices, could have an adverse impact on our results of operations and financial condition, and we might consider curtailing or modifying certain of our operations. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. Conversely, during periods of high prices, our ability to rapidly increase production capacity may be limited, which could prevent us from selling more products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising prices for zinc, copper, lead or other products.

Changes in the demand for the metals we produce could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities), which in turn depend on the level of industrial and consumer demand for these metals. An increase in the production of zinc, copper, silver and lead worldwide or changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for these metals. A fall in demand, resulting from economic slow-downs or other factors, could also decrease the volume of metals we sell and therefore materially and adversely impact our results of operations and financial condition.

Our business, financial condition and results of operations may be adversely affected by inflation.

Brazil has historically experienced high rates of inflation. Inflation rates were 10.5% in 2015, 7.2% in 2016 and 3.0% in 2017, as measured by the General Market Price Index. Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also curtail our ability to access international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially and adversely affect the overall performance of the Brazilian economy, which in turn may materially and adversely affect us. In addition, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

Peru experienced periods of hyperinflation in the 1980s and high inflation in the early 1990s. In recent years, inflation has been relatively low, with an average annual inflation rate between 2012 and 2017 of 2.95% as measured by the Peruvian Consumer Price Index. If Peru experiences significant rates of inflation in the future, the economy could be adversely affected. Although the functional currency for our Peruvian operations is the U.S. dollar, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs on to consumers.

Our results and financial condition are affected by the cyclicality of global economic activity.

The mining industry has historically been highly volatile largely due to the cyclical nature of the industrial production, which affects the demand for minerals and metals. Demand for minerals and metals thus generally correlates to macroeconomic fluctuations in the global economy. For example, this correlation and the adverse effect of macroeconomic downturns on metal mining companies were evidenced in the 2008/2009 financial and subsequent economic crisis. Economic growth (and minerals demand) trends have varied across such markets since such period.

Interruptions of energy supply or increases in energy costs may materially and adversely affect our results of operations and financial condition.

We require substantial amounts of electricity for our operations. In Peru, we obtain electric power for our operations from third parties through electricity supply contracts. In the event of any interruption or failure of our sources of electricity or failures or congestion in any part of the SEIN (Sistema Eléctrico Interconectado Nacional) or any failure to renew or extend our existing electricity supply contracts, we cannot assure shareholders that we will have access to other energy sources in Peru at the same prices and conditions.

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into a single legal entity—which is jointly owned by us, our controlling shareholder and its affiliates—pursuant to long-term power purchase agreements with fixed prices for ten years. Although these hydroelectric plants provide 100.0% of the estimated consumption of electricity, and prices are fixed for the medium term, any unavailability or shortages of electrical power or other energy sources and interruptions of energy supply may have a material adverse impact on our results of operations. Furthermore, our energy costs could increase in the event of differences in the hydrology forecast due to these hydroelectric plants paying additional levies.

The prices for and availability of energy resources for our operations may be subject to change or curtailment due to, among other things, new laws or regulations, the imposition of new taxes or tariffs, supply interruptions, equipment damage, worldwide price levels, market conditions and any inability to renew our existing supply contracts. Disruptions in energy supply or increases in costs of energy resources could have a material adverse effect on our financial condition and results of operations.

The mining industry is highly competitive.

We face competition from other mining, processing, trading and industrial companies in Brazil, Peru and around the world. Competition principally involves the following factors: sales, supply and labor prices; contractual terms and conditions; attracting and retaining qualified personnel; and securing the services, supplies and technologies we need for our operations. In addition, mines have limited lives and, as a result, we must seek to replace and expand our mineral reserves by acquiring new properties. Significant competition exists to acquire mining concessions, land and related assets. We cannot assure shareholders that competition will not adversely affect us in the future.

Potential changes to international trade regulations and agreements, as well as other political and economic arrangements (including direct or indirect subsidies), may benefit competitors operating in countries other than where our mining operations are currently located. These changes could also adversely affect the prices we pay for the supplies we need and our export costs when we engage in international transactions. We cannot assure shareholders that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable regulations, trading or other arrangements or that we will be able to maintain the cost of the supplies that we require as well as our export costs.

Operational risks

The mining business is subject to inherent risks, some of which are not insurable.

The business of mining zinc, copper, silver, lead and other minerals is generally subject to numerous risks and hazards. Hazards associated with underground mining operations include underground fires and explosions, including those caused by flammable gas, gas and coal outbursts, cave-ins or falls of ground, rock falls, openings collapse, lack of oxygen, air pollution, discharges of tailings, hazardous substances and materials, gases and toxic chemicals, water ingress and flooding, sinkhole formation, ground subsidence, and other accidents and conditions resulting from underground mining activities, such as drilling, blasting, removing and processing material. In addition, we may encounter geotechnical challenges as we continue with and expand our mining activities, including the possibility of failure of underground openings. We could incur additional expenses in connection with preventive and remediating measures related to underground openings, which could materially and adversely affect results of our operations and financial condition.

Such occurrences could result in damage to, or destruction of, our properties or production facilities, third-party property, human exposure to pollution, personal injury or death, environmental and natural resource damage or contamination, delays in mining, monetary losses and legal liability. In addition, any such occurrences could adversely affect our reputation. Damages to our reputation could result in additional environmental and health and safety legal oversight, and authorities could impose more stringent conditions in connection with the licensing process of our projects and operations. In addition, our customers may be less willing to buy metals from us if we have been subject to significant adverse publicity. We maintain insurance typical in the mining industry, and in amounts that we believe to be adequate, but which may not provide complete coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental contamination and other hazards as a result of exploration and production) is not generally available or is uneconomical to afford.

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

Our underground mines get deeper and our waste and tailings deposits increase in size as we continue with and expand our mining activities. This presents certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations and stated mineral reserves could be negatively affected. We have taken actions we consider appropriate to maintain the stability of underground openings, but additional actions may be required in the future. Unexpected failures or additional requirements to prevent such failures may materially and adversely affect our costs and expose us to health, safety and other liabilities in the event of an accident. These developments may in turn materially and adversely affect the results of our operations and financial condition, as well as potentially diminish our stated mineral reserves.

Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation.

We invest in increasing our mine and metal production capacity and developing new operations. Our projects are subject to a number of risks that may materially and adversely affect our growth prospects and profitability, including the following:

•                  we may encounter delays or higher than expected costs in obtaining the necessary equipment, machinery, materials, supplies, labor or services and in implementing new technologies to develop and operate a project;

•                  our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;

•                  we may fail to obtain, or experience delays or higher than expected costs in obtaining, the required agreements, authorizations, licenses, approvals and permits to develop a project, including the prior consultation procedure and agreements with local communities;

•                  changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it;

•                  accidents, natural disasters, labor disputes and equipment failures;

•                  adverse mining conditions may delay and hamper our ability to produce the expected quantities and qualities of minerals upon which the project was budgeted;

•                  mineral reserves are estimates based on the interpretation of limited sampling data and testwork that may not be representative of the deposits as a whole, or the technical and economic assumptions used in the estimates may prove to be materially different when the deposits are mined, that could result in materially different economic outcomes, and

•                  conflicts with local communities and/or strikes or other labor disputes may delay the implementation or the development of projects.

Certain of our current operations, projects and prospects are located in remote areas, and our production, processing and product delivery rely on adequate and available infrastructure and skilled labor.

Our mining, smelting, processing, development and exploration activities depend to a large degree on adequate infrastructure. The regions where certain of our current operations, projects and prospects are located are sparsely populated and difficult to access. We require reliable roads, bridges, power sources and water supplies to access and properly conduct our operations. As a result, the availability and cost of this infrastructure affects capital and operating costs and our ability to maintain expected levels of production and sales. Unusual weather, such as the excessive rains and flooding that occurred in Peru in 2017, or other natural phenomena, sabotage, government or external interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce mining volumes, increase mining or exploration costs or delay the transportation of raw materials to the mines and projects or concentrates to the customers. See “—Natural disasters, such as floods, mudslides and earthquakes, could damage our facilities.”

In addition, the mining industry is labor-intensive, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with the necessary skills in the regions in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

The failure of a tailings dam could negatively impact our business, reputation and results of operations.

Mining companies face inherent risks in their operations of tailings dams, structures built for the containment of the metals and mining waste, known as tailings, which exposes us to certain risks. For example, in November 2015, the tailings dam of a Brazilian mining company not associated with our group failed unexpectedly, releasing muddy tailings downstream, flooding certain communities and causing extensive environmental damage to the surrounding area. The dam failure resulted in the immediate suspension of that company’s mining operations by government authorities and caused that company to incur significant expenses, write off assets and recognize provisions for remediation, which affected its balance sheet and income statement.

The unexpected failure of one of our tailings dams could subject us to any or all of the potential impacts discussed above, among others. If any such risks were to occur, this could materially and adversely affect our reputation, our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial condition and results of operations.

A disruption in zinc concentrate supply could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate used by our smelters is obtained from third parties, and we may be adversely affected if we are not able to source adequate supplies of zinc for such operations. In 2017, approximately 39.1% of the zinc concentrate used by our smelters was obtained from third parties, with the remainder supplied by our own mining operations. The availability and price of zinc concentrate used by our smelters may be negatively affected by a number of factors largely beyond our control, including interruptions in production in our mines or by our suppliers, decisions by suppliers to allocate supplies of concentrate to other purchasers, price fluctuations and increasing transport cost. In addition, the efficiency of a smelter’s production over time is affected by the mix of the zinc concentrate qualities it processes. In circumstances where we cannot source adequate supplies of the zinc concentrate qualities that comprise the most efficient mix for our smelters, alternative types of concentrate may be available, but the use thereof may increase our costs of production or reduce the productivity of our smelters and adversely affect our business, results of operations and financial condition.

Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.

Zinc sourced from suppliers of concentrates not extracted directly from our mines, or secondary feed materials, represented approximately 20.2% of the zinc content used by our Juiz de Fora smelter in 2017. The use of zinc secondary feed material is a comparative advantage in relation to the use of zinc concentrate, mainly due to lower acquisition costs and, to a lesser extent, operational gains. In addition, we have recently incorporated zinc calcine processed by third parties into our operations to increase the production in our smelters. Our smelters then use this zinc calcine processed by third parties to produce additional refined zinc products that they would not produce were they to rely solely on other inputs. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices of these inputs, our business, results of operations and financial condition may be adversely affected.

Shortages of water supply, explosives, critical spare parts, maintenance service and new equipment and machinery may materially and adversely affect our operations and development projects.

Our mining operations require the use of significant quantities of water for extraction activities, processing and related auxiliary facilities. Water usage, including extraction, containment, and recycling requires appropriate permits, which are granted by regulatory authorities in Brazil and Peru. The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure shareholders that we will maintain our existing licenses related to water rights. A reduction in our water supply could materially and adversely affect our business, results of operations and financial condition. In addition, we have not yet obtained the water rights to support some of our expansion projects, and our inability to obtain those rights could prevent us from pursuing those expansions.

In addition to water and energy, our mining operations require intensive use of equipment and machinery as well as explosives. To be able to acquire and use explosives, we must first obtain the corresponding authorizations, which are granted by the relevant regulatory authorities in Brazil and Peru. A shortage in the supply of key spare parts, adequate maintenance service or new equipment and machinery to replace old ones and cover expansion requirements, or a shortage of supply of explosives, could materially and adversely affect our operations and development projects.

We may be adversely affected by labor disputes.

Mining is a labor-intensive industry. We depend on more than 12,000 workers, including employees and contractors, to carry out our operations. A portion of our employees are unionized. We cannot assure shareholders that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of the annual renegotiation of our collective bargaining agreements, which could have a material adverse effect on our business, financial condition and results of operations.

We may be liable for certain payments to individuals employed by third-party contractors.

Under Peruvian law, outsourcing of employees from third-party contractors is permitted if certain requirements are met. To the extent that such requirements are not met, we may be jointly liable for all mandatory employment benefits and may be required to pay workers used under an outsourcing scheme with profit-sharing benefits as if they were employed directly by us. Moreover, we may be required to consider such persons employed by third-party contractors as our employees. Although we believe that we are in material compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory employment benefits or for profit-sharing benefits. See “Regulatory matters—Peruvian regulatory framework.”

Under Brazilian law, outsourcing is also permitted if certain requirements are met. In addition, Brazilian law provides that the contractor will be held liable on a secondary basis if the outsourced or subcontracted companies do not fulfill their labor obligations. In cases where the outsourced or subcontracted companies do not pay the workers the labor sums they are entitled to, the contractor is responsible for those payments. These payments may have an adverse effect on our results of operation and financial condition. Recent changes to Brazilian labor laws have affected outsourcing, and we cannot predict how these changes will be further regulated and applied by local authorities and interpreted by Brazilian labor courts. If outsourcing becomes more restrictive or costly because of these new laws, our cash flow may be reduced, affecting our financial condition and results of operations. See “Regulatory matters—Brazilian regulatory framework.”

We may be subject to misconduct by our employees or third-party contractors.

We may be subject to misconduct by our employees or third-party contractors, such as theft, bribery, sabotage, fraud, insider trading, violation of laws, slander or other illegal actions. Any such misconduct may lead to fines or other penalties, slow-downs in production, increased costs, lost revenues, increased liabilities to third parties, impairment of assets or harmed reputation, any of which may have a material adverse effect on our business, results of operations or financial condition.

The nature of our business includes risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of unfavorable rulings.

The nature of our business exposes us to various litigation matters, including civil liability claims, environmental matters, health and safety matters, regulatory and administrative proceedings, governmental investigations, tort claims, contract disputes, labor matters and tax matters, among others. We cannot assure shareholders that these or other legal proceedings will not have a material adverse effect on our ability to conduct our business or on our financial condition and results of operations, through distraction of our management team, diversion of resources or otherwise. In addition, although we establish provisions as we deem necessary in accordance with IFRS, as issued by the IASB, the amount of provisions that we record could vary significantly from any amounts we actually pay, due to the inherent uncertainties and shortcomings in the estimation process.

We could be harmed by a failure or interruption of our information technology systems or automated machinery, including system security breaches or other cybersecurity attacks.

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Any failure of our information technology systems and automated machinery to perform as we anticipate could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results.

In recent years, cyberattacks and other tactics designed to gain access to and exploit sensitive information by breaching mission critical systems of large organizations have increased in volume sophistication. We are dependent on internal information, and we are vulnerable to failure of these systems, including through system security breaches, data protection breaches or other cybersecurity attacks. We could be exposed to a cyberattack through an internal breach from servers connected to our internal network or an external breach due to disruptions from unauthorized access to our systems, which could impact our ability to operate our existing systems. If these events occur, including a cyberattack causing critical data loss or the disclosure or use of confidential information, the exposure of such information could have a material adverse effect on our reputation and market value, which could adversely impact our results of operations.

In addition, data privacy is subject to frequently changing rules and regulations. The European Union’s General Data Protection Regulation, or GDPR, will take effect on May 25, 2018 and introduce increased regulations relating to personal data security. Any noncompliance with the GDPR or any other cybersecurity and data privacy regulations could result in the imposition of fines or penalties, which could have an adverse effect on us and our business, reputation and results of operations.

Financial risks

Our financial condition and results of operations may be materially and adversely affected by currency exchange rate fluctuations.

Our revenues are primarily denominated in U.S. dollars, and certain portions of our operating costs, principally labor costs, are denominated in reais and soles. Accordingly, when inflation in Brazil and Peru increases without a corresponding devaluation of the real or sol, our financial position, results of operations and cash flows could be materially and adversely affected. For example, for the year ended December 31, 2017, 19.6% of our production costs were denominated in reais and 13.0% of our production costs were denominated in soles.

Given the structure of our operations, a decrease in the value of the U.S. dollar relative to the foreign currencies in which we incur costs generally could have a negative impact on our results of operations or financial condition. Our foreign currency exposures increase the risk of volatility in our financial position, results of operations and cash flows. We cannot assure shareholders that currency fluctuations, or costs associated with our hedging activities (including fluctuations in exchange rates contrary to our expectations), will not have an impact on our financial condition and results of operations.

Fluctuations in interest rates in Brazil could increase the cost of servicing our debt and negatively affect our overall financial performance.

Certain of our indebtedness bears interest based on variable interest rates, including the London Interbank Offered Rate, or LIBOR. Such rate has fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly in LIBOR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. On the other hand, considering our cash investments, a significant reduction in the Interbank Deposit Certificate (Certificado de Depósito Interbancário), or CDI rate, and/or LIBOR could materially adversely impact the financial revenues that we derive from our investing activities, given that certain of our financial investments bear interest based on these interest rates. The CDI rate has fluctuated significantly in the past due to the impact of changes in Brazilian economic growth, inflation, Brazilian federal government policies and other factors. For example, the CDI rate decreased to 6.90% as of December 31, 2012, increased to 9.77% as of December 31, 2013, increased to 11.57% as of December 31, 2014, increased to 14.14% as of December 31, 2015, and decreased to 13.63% as of December 31, 2016. As of December 31, 2017, the CDI had decreased to 6.89%. In addition, the Brazilian Central Bank periodically establishes the System for Settlement and Custody (Sistema Especial de Liquidação e Custódia), or the SELIC rate, which is the base interest rate for the Brazilian banking system and an important policy instrument for the achievement of Brazilian inflation targets. In recent years, the SELIC rate has fluctuated, and the Brazilian Central Bank has frequently adjusted the SELIC rate in response to economic uncertainties. As of December 31, 2013, 2014, 2015, 2016 and 2017, the SELIC rate was 10.00%, 11.75%, 14.25%, 13.75% and 7.00%, respectively. Any reductions in the SELIC rate could adversely affect us by decreasing the income we earn on our interest-earning assets and could materially adversely impact our business, financial condition and results of operations.

We engage in hedging activity which may not be successful and may result in losses to us.

We may use foreign exchange and metal commodity non-deliverable forwards to reduce the risk associated with currency and metal price volatility. However, our hedging activities could cause us to lose the benefit of an increase in the prices of the metals we produce if they increase over the price level of hedge positions, or the benefit of an increase in the currency price. The cash flows and the mark-to-market values of our production hedges can be affected by factors such as the volatility of currency and the market price of metals, which are not under our control.

Our hedging agreements contain events of default and termination events that could lead to early close-outs of our hedges such as failure to pay, breach of the agreement, misrepresentation, default under our loans or other hedging agreements and bankruptcy. In the event of an early termination of our hedging agreements, the relevant hedge positions would be required to be settled at that time. In that event, there could be a lump sum payment to be made either to or by us. The magnitude and direction of such a payment would depend upon, among other things, the characteristics of the particular hedge instruments that were terminated and the relevant market prices at the time of termination. Any of the factors described above could have a material adverse effect on our financial condition, results of operations or cash flows. See “Operating and financial review and prospects—Risk management—Metal price sensitivity.”

Our business requires substantial capital expenditures and is subject to financing risks.

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain or to increase the amount of our metal reserves and our production. In 2017, we invested US$197.6 million in capital expenditures. We depend partially on our cash flows for maintenance of capital expenditures. See “Information on the Company—Capital expenditures.”

No assurance can be given that we will be able to maintain our production levels or generate sufficient cash flow, capitalize on a sufficient amount of our profit or have access to sufficient investments, loans or other financing alternatives to finance our capital expenditure program at a level necessary to continue our exploration and exploitation activities at the levels we feel appropriate. Any equity or debt financing, if available, may not be on terms that are favorable to us. If our access to external financing is limited, we may not be able to execute our strategy, which could adversely affect our business, financial condition and results of operations.

We are exposed to credit risk in relation to our contractual and trading counterparties as well as to hedging and derivative counterparty risk.

We are subject to the risk that the counterparties with whom we conduct our business (in particular our customers) and who are required to make payments to us are unable to make such payment in a timely manner or at all. Credit risk is present in our hedging operations, customer operations and cash management operations. If amounts that are due to us are not paid or not paid in a timely manner, this may impact not only our current trading and cash-flow position but also our financial and business position. In addition, our derivatives, metals hedging, and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition and results of operations.

Any acquisitions we make may not be successful or achieve the expected benefits.

We regularly consider and evaluate opportunities to acquire assets, companies and operations. There can be no assurance that we will be able to successfully integrate any acquired assets, companies or operations. In addition, any additional debt we incur to finance an acquisition may materially and adversely affect our financial position and results of operations. If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks.

We may experience goodwill impairment.

Goodwill is initially recorded at fair value and is not amortized but is reviewed at least annually or more frequently if events or changes in circumstances indicate evidence of impairment. If our estimates of goodwill fair value change, we may determine that impairment charges are necessary. Estimates of fair value are determined based on a complex model using discounted cash flows. If our estimates of future cash flows are inaccurate, the fair value determined could be inaccurate and impairment may not be recognized in a timely manner. If the fair value declines, we may need to recognize goodwill impairment in the future which could have a material adverse effect on our results of operations.

We have identified material weaknesses in our internal control over financial reporting and if we fail to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of our common shares.

We have identified material weaknesses in our internal control over financial reporting. These control deficiencies resulted in revisions of our consolidated annual financial statements as of and for the years ended December 31, 2017 and December 31, 2016. We are taking steps to address these material weaknesses and continue to implement remediation measures, which we believe will address the underlying causes of the control deficiencies that led to our material weaknesses and improve our internal control over financial reporting. For more information, see “Additional information—Internal control over financial reporting—Changes in internal control over financial reporting.”

We cannot be certain that additional material weaknesses and control deficiencies will not develop or be discovered in the future. If other material weaknesses exist, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated. This could result in a loss of investor confidence and cause the market price of our common shares to decline.

Risks related to our mineral reserves

Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating and capital costs may render certain mineral reserves uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves. Until reserves are actually mined and processed, the quantity and grades must be considered as estimates only. The mineral reserves described in this report are estimated tonnages and grades that we have determined can be economically mined and processed under present and assumed future conditions. We may be required in the future to revise our mineral reserves estimates based on actual production experience, projects, updated exploration drilling data and other factors, and we cannot assure shareholders that the indicated amount and grade of mined and processed material will be recovered or that it will be recovered at the rates we anticipate. Market prices of our metals, increased production costs, reduced recovery rates, short-term operating factors, royalties, taxes, fees and other factors may render some or all proven and probable mineral reserves uneconomic to exploit and may ultimately result in a reduction of mineral reserves. Two of our five mines do not have estimated mineral reserves under Industry Guide 7.

We depend on our ability to replenish our mineral reserves for our long-term viability.

Mineral reserves data are only indicative of future results of operations at the time the estimates are prepared, and are depleted as we mine. We use several strategies to replenish and increase our mineral reserves, including exploration activities and the acquisition of mining concessions. We cannot assure shareholders that we will be able to continue with our strategy to replenish mineral reserves indefinitely. If we are unable to replenish our mineral reserves, our business, results of operations and prospects would be materially adversely affected.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral reserves, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Substantial expenditures are required to establish proven and probable mineral reserves to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights on the land and resources required to develop the mining activities. Therefore, once mineralization is discovered, it may take several years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely.

Health, safety and environmental risks

Health, safety, and environmental laws and regulations, including regulations pertaining to climate change, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.

Our mining activities are subject to Brazilian and Peruvian laws and regulations, including health and safety and environmental matters. Additional matters subject to legislation include, but are not limited to, transportation, mineral storage, water use and discharge, use of explosives, hazardous and other non-hazardous waste, and reclamation and remediation measures. Our operations are subject to periodic inspections and special inspections in certain circumstances by governmental authorities and consultation with local communities. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

Regulatory and industry response to climate change or other controls on greenhouse gas emissions, including limits on emissions from the combustion of carbon-based fuels, controls on effluents and restrictions on the use of certain materials, could significantly increase our operating costs and affect our customers. Ongoing international efforts to address greenhouse gas emissions consist of controlling activities that may increase the atmospheric concentration of greenhouse gases. International agreements, like the Paris Agreement and Kyoto Protocol, are in different stages of negotiation and implementation. The measures included in such agreements may result in an increase of costs related to the installation of new controls aimed at reducing greenhouse gas emissions, the purchase of credits or licenses for atmospheric emissions and the monitoring and registration of greenhouse gas emissions generated by our operations. These measures could adversely affect our business, financial condition and results of operations. The potential impact of climate change on our operations is highly uncertain and would be particular to the geographic circumstances of our facilities and operations. It may include changes in rainfall patterns, water shortages, rising sea levels, changing storm patterns and intensities and changing temperatures. These effects may materially and adversely impact the cost, production and financial performance of our operations.

Pursuant to applicable environmental regulations and laws, we could be found liable for all or substantially all the damages caused by mining activities at our current or former facilities or those of our predecessors at disposal sites. We could also be found liable for all incidental damages due to the exposure of individuals to hazardous substances or other environmental damage. We cannot assure shareholders that our costs of complying with current and future environmental and health and safety laws and regulations, including decommissioning and remediation requirements, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect our business, financial condition and results of operations.

Natural disasters, such as floods, mudslides and earthquakes, could damage our facilities.

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño weather phenomenon, Peru recently experienced extreme weather conditions that led to flooding and mudslides and which adversely affected our operations. From March 17 to March 24, 2017, extreme flooding and mudslides in Peru interrupted the supply of metal concentrates from our El Porvenir and Atacocha mines to our customers as well as the supply of zinc products to our Cajamarquilla smelter due to the shutdown of the main roads and railways used to transport our products and raw materials, including the Peruvian central railway. Although we have insurance covering damages caused by natural disasters, extensive damage to our facilities and staff casualties due to natural disasters could materially and adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

Political, economic, social and regulatory risks

Recent changes in Brazil’s mining laws may significantly impact our mining operations.

On July 26, 2017, the Brazilian federal government enacted measures that provided for significant changes to the regulatory framework of the Brazilian mining industry. The measures modified relevant aspects of the regulatory framework, including the terms of certain mining royalties, and created a new mining agency, the ANM (Agência Nacional de Mineração). The Brazilian congress approved the provisional measures. These and other changes to the Brazilian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties. In addition, any changes in the interpretation of any Brazilian mining laws and regulations, including changes to our concession agreement, may increase our compliance, operational or other costs. For additional information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Mining rights and regulation of mining activities.”

Our mineral rights may be terminated or not renewed by governmental authorities.

Our business is subject to extensive regulation in Brazil and Peru, including with respect to acquiring and renewing the required authorizations, permits, concessions and/or licenses from the relevant governmental regulatory bodies. We have obtained, or are in the process of obtaining, all material authorizations, permits, concessions and licenses required to conduct our mining and mining-related operations. However, we may need to renew exploration authorizations related to our Brazilian mining operations 60 days prior to their expiration date if we determine that we continue to have an economic or business interest in the area. With respect to mining concessions, there is no renewal requirement once we have obtained such concession. These authorizations, permits, concessions and environmental licenses are subject to our compliance with conditions imposed and regulations promulgated by the relevant governmental authorities. While we anticipate that all required authorizations, permits, concessions and environmental licenses or their renewals will be granted as and when sought, there is no assurance that these items will be granted as a matter of course, and there is no assurance that new conditions will not be imposed in connection with such renewals.

We must continue to assess the mineral potential of each mining concession to determine if the costs of maintaining the related exploration authorizations and mining concessions are justified by the results of operations to date. If such costs are not justified and we abandon the mine or suspend the mining activities without the formal consent of the regulatory authority for a period more than six months, we may lose the respective mining concessions. Alternatively, we may elect to withdraw or assign some of our exploration authorizations or mining concessions. In Brazil, if we fail to demonstrate the existence of technical and economically viable mineral deposits in an area covered by an exploration authorization, we may be required to return it to the federal government. The federal government may then grant exploration authorizations to other parties that may conduct other mineral prospecting activities at said area. Mining concessions in Peru may be terminated if the concessionaire does not comply with its obligations.

If we were to violate any of the foregoing laws and regulations or the conditions of our concessions, authorizations and environmental licenses, we may be subjected to substantial fines or criminal sanctions, revocations of operating permits or licenses and possible closings of certain of our facilities.

Our operations depend on our relations and agreements with local communities, and new projects require carrying out a prior consultation procedure.

There are several local communities that surround our operations in Brazil and Peru, most of which we have entered into agreements with that provide for the use of their land for our operations. We also interact with regional and local governments and depend on our close relations with local communities and such governments to carry out our operations. If our relations with the local communities and such governments were to deteriorate in the future, or the local communities do not comply with the existing agreements or renew them upon expiration, it could have a material adverse effect on our business, properties, operating results, financial condition or prospects.

Furthermore, to develop new projects in the countries in which we operate on land owned by, or in the possession of, third parties, we need to reach an agreement with such third parties to use that land. See “Regulatory matters—Brazilian regulatory framework.” For example, Brazilian law requires us to obtain social and environmental licenses for projects in areas with indigenous populations. Any delay or failure to reach such agreements or obtain governmental approvals for our new projects could result in a material adverse effect on our business, properties, operating results, financial condition or prospects.

Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial condition and results of operations.

The Brazilian, Peruvian and Luxembourg governments from time to time implement changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to our overall tax burden, which would negatively affect our profitability. For example, in December 2016, the corporate tax rate in Peru for 2017 increased from 27.0% to 29.5% for Peruvian companies. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings. In the event an interpretation different than the one on which we based our transactions prevails, we may be adversely affected. We cannot assure shareholders that the Peruvian, Brazilian or Luxembourg governments will not implement additional changes to tax regulations in the future, which could adversely affect our business, financial condition and results of operations.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Brazil, Peru, Luxembourg, Canada and the United States. Any violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and are required to comply with the applicable laws and regulations of Brazil, Peru, Luxembourg Canada and the United States. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals and entities. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by our affiliates, employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of our policies and procedures. Any violations by us of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

Corruption investigations and media reports of alleged corruption in Brazil and Peru could materially adversely affect Brazilian and Peruvian markets, us, our industry and the trading price of our securities.

Brazilian markets have experienced heightened volatility due to the uncertainties generated from, and the effects on, the local economy and political environment, from the ongoing corruption and bribery investigations by federal Brazilian prosecutors. The matters that have, and may continue to, come to light because of or in connection with the investigations have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies. In addition, print, online and social media, posts and reports have made allegations that certain Brazilian industries and conglomerates have been involved in conduct targeted by some of these investigations. Relatedly, Peruvian authorities are investigating corruption associated with past actions involving certain Brazilian construction companies with operations in Peru. Consequently, Peruvian lawmakers passed legislation that restricts payments made by, or to be made to, such Brazilian construction conglomerates. To the extent that any such reports, or further developments or allegations related to them or the above investigations, relate to us or to any of our affiliates, executives or directors, our public perception, reputation and the trading price of our common shares may be materially adversely affected.

Peru may experience political or economic problems that could affect our business, financial condition and results of operations.

The operations of Nexa CJM and Nexa Peru are conducted in Peru and are dependent upon the performance of the Peruvian economy. As a result, our business, financial position and results of operations may be affected by the general conditions of the Peruvian economy, price instability, inflation, interest rates, regulation, taxation, social instability, political unrest and other developments in or affecting Peru over which we have no control. In 2017, our sales in Peru represented 28.4% of our consolidated net revenue. Our results of operations and general financial condition depend in part on Peruvian markets for labor and certain services, materials, supplies, machinery and equipment, and on factors relating to Peruvian economic, social and political stability generally, and may be materially and adversely affected by economic downturns, currency depreciation, inflation, interest rate fluctuation, government policies, regulation, taxation, social instability, political unrest, terrorism and other developments in or affecting the country.

Our financial condition and results of operations may also be adversely affected by changes in Peru’s political climate to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment. In December 2017, then-President Pedro Pablo Kuczynski faced accusations of lying about receiving bribes from the Brazilian construction company Odebrecht. He ultimately admitted to receiving such payments, despite initial denials. Following additional scandals, on March 21, 2018, President Kuczynski submitted his resignation as president of Peru. He was succeeded by Martín Vizcarra, the former Vice President of Peru, on March 23, 2018.

The uncertainty of the political climate in Peru could lead to changes in the Peruvian economy or economic policies, which may have a negative effect on our business, financial condition and results of operations. Therefore, the risk of political and economic change should be carefully considered. There can be no assurance that Peru will not face political, economic or social problems in the future or that these problems will not interfere with our ability to service our indebtedness.

General economic and political conditions in Brazil may materially adversely affect our business, financial condition and results of operations.

The operations of Nexa Brazil are conducted in Brazil and are dependent upon the performance of the Brazilian economy. As a result, general economic conditions in Brazil may have a material adverse impact on our business, financial condition and results of operations. In 2017, our sales in Brazil represented 29.5% of our consolidated net revenue.

In 2017, Brazil faced an economic recession, adverse fiscal developments and political instability, which may continue in 2018. An economic slowdown in Brazil, coupled with the ongoing effects of the global economic crisis, may result in greater economic and financial volatility and continued stagnation in terms of GDP growth, all of which could negatively affect the demand for and pricing of our products and, consequently, our business and results of operations. In addition, Brazil lost its investment grade rating for long-term debt from Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., Fitch Ratings Inc., and Moody’s Investor Service, Inc. in September 2015, December 2015 and February 2016, respectively. Due to our dependence on revenues from our Brazilian operations, we can be downgraded, which could limit our ability to obtain financing and increase our borrowing costs, and make it costlier to refinance maturing obligations, which would materially and adversely impact our business and results of operations. Any further downgrade of Brazil’s credit rating could also heighten investors’ perception of risk and, as a result, adversely affect the price of our common shares.

Actions taken by the Brazilian federal government and the Brazilian Central Bank may not promote the expected recovery of the Brazilian economy. The Brazilian government’s actions in response to exchange rate movement, monetary policies, inflation control, energy shortages and economic instability, among other matters, may have important effects on Brazilian companies, including us, and on market conditions and the competitiveness of Brazilian products abroad. Prior actions taken by the Brazilian federal government have involved wage and price controls, the implementation of new taxes and fluctuations of base interest rates. In addition, actions taken by Brazilian state and local governments with respect to labor and other laws affecting our operations may have an effect on us. Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies.

Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.

In addition, the political situation in Brazil has influenced the performance of the Brazilian economy; in particular, political crises have adversely affected investors’ confidence and public sentiment, which has adversely affected economic development in Brazil, the credit rating of the Brazilian government and the operations and financial performance of Brazilian businesses. In August 2016, the Brazilian Congress approved the impeachment of the Brazilian president. Also, ongoing corruption investigations have led to charges against public officials, members of several political parties and directors and officers of many Brazilian companies. Political instability may aggravate economic uncertainties in Brazil and increase volatility of securities of issuers with significant Brazilian operations like us.

Peru has a history of domestic terrorism that could affect our business, financial condition and results of operations.

Peru was subject to a series of domestic terrorist attacks from groups like the Shining Path between the late 1970s and 1990s that caused thousands of casualties and affected normal political, economic and social activities in many parts of the country, including Lima, the capital. Since then, terrorist activity in Peru is mostly confined to small-scale operations in the Huallaga Valley and the Valleys of the Rivers Apurimac, Ene and Mantaro, or VRAEM, areas, both in the eastern part of the country. In 2012, the Peruvian government captured Florindo Flores, one of the last remaining leaders of Shining Path, and thus gravely weakened the organization’s activities in the Huallaga Valley. Despite these efforts, terrorist activity and the illegal drug trade continue to be key challenges for Peruvian authorities. The Huallaga Valley and VRAEM constitute the largest areas of coca cultivation in the country and thus serve as a hub for the illegal drug trade. Any violence derived from the drug trade or a resumption of large-scale terrorist activities could hurt our operations.

Political and social opposition to mining activities generally in the regions where we operate could adversely impact our business and reputation.

Disputes with communities where we operate in Brazil and Peru may arise from time to time. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous people or other groups of stakeholders. Some of our mining and other operations are in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with organized social movements, local communities and the government. We may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on our operations or to obtain access to their lands. Disagreements or disputes with local groups, including indigenous groups, organized social movements and local communities, could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future, which may harm our operations and could adversely affect our business. In recent years, Peru has experienced protests against mining projects in several regions. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. Recently, mounting opposition by the neighboring communities led to the suspension of the Tia Maria mining project in the southern region of Arequipa. Social demands and conflicts could have an effect on our business and results of operations and the Peruvian or Brazilian economy in general.

Uncertainty in governmental agency interpretation or court interpretation and the application of such laws and regulations could result in unintended non-compliance.

The courts in some of the jurisdictions in which we operate may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, there may be limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, joint ventures, licenses, license applications or other legal arrangements. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our business and results of operations.

Risks relating to our corporate structure

VSA owns approximately 64.25% of our outstanding common shares and has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.

VSA owns 64.25% of our outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. VSA may also have interests that differ from our other investors and may vote in a way with which our other shareholders disagree, and which may be adverse to the interests of our other investors.

Dividends or other distributions paid by us on our common shares will generally be subject to Luxembourg withholding tax.

Any dividends or other distributions paid by us on our common shares will be subject to a Luxembourg withholding tax at a rate of 15.0% unless an exemption or reduction in rate applies. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under certain circumstances, distributions as share capital reductions or share premium reimbursements may not be subject to withholding tax, but there are no assurances that we will be able to make such distributions in the future. See “Taxation—Luxembourg Tax Considerations—Shareholders.”

Our shareholders’ rights and responsibilities as shareholders are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under the laws of other jurisdictions, including the United States and Canada, and shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. or Canadian corporation.

Our corporate affairs are governed by our articles of association and by the laws governing limited liability companies organized under the laws of Luxembourg, as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. or Canadian issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States or Canada, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of non-controlling shareholders as corporation laws in the United States or Canada. Therefore, shareholders may have more difficulty protecting their interests in connection with actions taken by us, our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States or Canada.

Luxembourg insolvency laws may offer our shareholders less protection than they would have under U.S. and Canadian insolvency laws.

As a company organized under the laws of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

While we currently intend to make distributions on our common shares annually, our ability to do so may be constrained by regulatory constraints and our holding company structure.

We intend to pay dividends or other distributions on our common shares in accordance with our dividend policy. See “Share ownership and trading—Distributions.” However, any determination to pay dividends or other distributions (including reimbursements of share premium) will be subject to the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations and our strategic plans, as well as restrictions imposed by applicable law and contractual restrictions (although as of the date of this report there are no contractual restrictions on our ability to pay dividends or other distributions to our shareholders).

Luxembourg law requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. The legal reserve is not available for distribution. Luxembourg law also provides that distributions (including in the form of dividends or reimbursement of share premium) may only be declared out of net profits and/or distributable reserves, as set forth in our standalone statutory accounts prepared under Luxembourg Generally Accepted Accounting Principles (or Luxembourg GAAP). The amount of a distribution to shareholders (including in the form of a dividend or reimbursement of share premium) may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves available for that purpose, less any losses carried forward and sums to be allocated to non-distributable reserves in accordance with Luxembourg law or the articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium. See “Share ownership and trading—Distributions.”

Our legal reserve was zero as of December 31, 2017, but we had amounts available for distribution to shareholders in the form of share premium reimbursements as of such date. There can be no assurance, however, that we will have sufficient net profits or distributable reserves in the future to pay dividends or other distributions, including as share premium reimbursements.

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to fund any such dividends or distributions. Although as of December 31, 2017, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us, their ability to do so is subject to their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

We are organized under the laws of Luxembourg. Furthermore, certain of our directors and officers reside outside the United States and Canada and most of their assets are located outside the United States and Canada. Most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States, Canada or other jurisdictions outside Luxembourg or to enforce against us or our directors and officers judgments obtained in the United States, Canada or other jurisdictions outside Luxembourg. Because judgments of U.S. or Canadian courts for civil liabilities based upon the U.S. federal securities laws or Canadian securities laws may only be enforced in Luxembourg if certain requirements are met, investors may face greater difficulties in protecting their interest in actions against us or our directors and officers than would investors in a corporation incorporated in a state or other jurisdiction of the United States or Canada.

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data for each of the periods and the dates indicated below.

The selected consolidated financial data should be read in conjunction with the consolidated financial statements included elsewhere in this report. Our consolidated financial statements have been prepared in accordance with IFRS.

We have not included selected consolidated financial data as of and for the year ended December 31, 2013 because such information is not available and cannot be provided without unreasonable effort or expense.

	For the Year Ended December 31,
	2017	2016	2015	2014
	(in millions of US$, unless otherwise indicated)
Consolidated Statement of Operations Information:
Continuing operations
Net revenue from products sold	2,449.5	1,964.8	1,865.2	2,118.3
Cost of products sold	(1,681.2)	(1,439.1)	(1,463.3)	(1,594.9)
Gross profit	768.3	525.7	401.9	523.4
Operating expenses Selling expenses	(89.2)	(90.6)	(84.6)	(93.1)
General and administrative expenses	(148.2)	(127.3)	(106.3)	(149.8)
Other operating income (expenses), net	(129.2)	(177.8)	(47.1)	(108.3)
Total operating expenses	(366.7)	(395.7)	(238.0)	(351.2)
Operating profit before net financial results and loss from results of associates	401.6	130.0	163.9	172.2
Financial income	29.9	25.0	19.3	13.7
Financial expenses	(106.2)	(70.4)	(61.6)	(73.5)
Foreign exchange gains (losses), net	(53.9)	124.5	(299.6)	(107.3)
Net financial results	(130.2)	79.1	(341.9)	(167.1)
Loss from results of associates	0.1	(0.2)	(0.3)	—
Profit (loss) before taxation	271.5	208.9	(178.3)	5.1
Current income tax	(125.7)	(75.3)	(62.8)	(81.3)
Deferred income tax	19.5	(23.1)	101.5	53.9
Profit (loss) for the year from continuing operations	165.3	110.5	(139.6)	(22.3)
Discontinued operations	—	—	(0.3)	(4.8)
Profit (loss) for the year	165.3	110.5	(139.9)	(27.1)
Profit (loss) attributable to:
Owners of the parent	126.9	93.2	(129.5)	(33.8)
Non-controlling interests	38.4	17.3	(10.3)	6.7
Average number of shares (in millions)(1)	116.5	80.7	1.9	1.8
Basic and diluted earnings (loss) per share (in US$)(1)(2)	1.1	1.2	(69.1)	(18.6)

(1)                                 Earnings per share information has been retroactively adjusted for reductions in the number of shares outstanding arising from transfers from capital to share premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, for a total of 1,278,595,552 shares.

(2)                                 Reflects restated earnings (loss) per share for the years ended December 31, 2016 and 2015. For more information, see Notes 2.2.2 and 24(f) to our consolidated financial statements.

	As of December 31,
	2017	2016	2015	2014
	(in millions of US$)
Consolidated Balance Sheet Information:
Assets
Cash and cash equivalents	1,019.0	915.6	621.4	750.7
Financial investments	206.2	117.0	57.9	22.6
Inventory	324.9	291.8	230.6	285.9
Total current assets(1)	1,838.9	1,591.8	1,143.8	1,344.6
Property, plant and equipment	1,996.5	1,978.5	1,883.4	2,227.0
Total non-current assets	4,122.6	4,568.5	4,488.0	4,987.1
Total assets	5,961.5	6,160.6	5,657.2	6,331.7
Liabilities
Loans and financing (current)	40.8	62.6	41.4	102.6
Trade payables	329.8	282.2	259.7	243.8
Total current liabilities	768.2	875.9	532.0	585.5
Loans and financing (non-current)	1,406.5	1,081.8	1,014.8	1,252.2
Total non-current liabilities	2,284.4	1,960.4	1,578.1	1,869.8
Total liabilities	3,052.6	2,836.2	2,128.7	2,455.3
Shareholders’ equity
Total equity attributable to owners of the parent	2,486.8	2,848.0	2,585.4	2,654.1
Non-controlling interests	422.1	476.3	943.1	1,222.3
Total shareholders’ equity	2,908.9	3,324.3	3,528.5	3,876.4
Total liabilities and shareholders’ equity	5,961.5	6,160.6	5,657.2	6,331.7

(1)                                 Includes assets held for sale.

	For the Year Ended December 31,
Consolidated Statement of Cash Flows Information	2017	2016	2015	2014
	(in millions of US$)
Net cash provided by (used in):
Operating activities	378.9	585.1	414.6	392.3
Investing activities	(328.4)	(201.4)	(156.7)	(432.1)
Financing activities	52.8	(92.2)	(385.9)	200.3
Effects of exchange rates on cash and cash equivalents	—	2.8	(1.3)	—
Increase (decrease) in cash and cash equivalents	103.5	294.2	(129.3)	160.5
Cash and cash equivalents at the beginning of the year	915.6	621.4	750.7	590.2
Cash and cash equivalents at the end of the year	1,019.0	915.6	621.4	750.7

	As of and For the Year Ended December 31,
Other Financial Information	2017	2016	2015
	(in millions of US$, except financial ratios)
Depreciation and amortization	270.5	275.0	295.3
Interest paid on loans and financing	(58.6)	(37.3)	(39.7)
Adjusted working capital(1)	85.3	74.0	38.4
Adjusted EBITDA(1)	667.5	403.9	467.8
Adjusted EBITDA by region(1):
Brazil	194.2	59.8	180.3
Peru	488.3	348.5	295.5
Other(2)	(15.0)	(4.4)	(8.0)
Total	667.5	403.9	467.8
Adjusted EBITDA by segment(1):
Mining	521.5	336.8	221.8
Smelting	152.7	70.5	259.8
Other(2)	(6.8)	(3.4)	(13.8)
Total	667.5	403.9	467.8
Net debt (period end)(1)	225.1	126.1	366.8
Net debt to Adjusted EBITDA ratio(1)	0.34	0.31	0.78

(1)                                 See discussion below.

(2)                                 The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

Non-IFRS measures and reconciliation

Our management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding exceptional items of the period. These measures should not be considered individually or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this report, we present Adjusted EBITDA, which we define as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) profit (loss) from results of associates — discontinued, plus (iv) depreciation and amortization, plus/less (v) net financial results, plus/less (vi) income tax, less (vii) gain on sale of investment (loss), plus (viii) impairment of other assets, plus/less (ix) (reversion) impairment — property, plant, equipment. In addition, management may exclude non-cash items considered exceptional from the measurement of Adjusted EBITDA.

A reconciliation of Adjusted EBITDA to our profit (loss) for the periods indicated is presented below.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Profit (loss) for the year	165.3	110.5	(139.9)
(+) profit (loss) from results of associates	(0.1)	0.2	0.3
(+) profit (loss) from results of associates—Discontinued operations	—	—	0.3
(+) Depreciation and amortization	270.5	275.0	295.3
(–/+) Net financial results	130.2	(79.1)	341.9
(–/+) Income tax	106.2	98.4	(38.7)
(–) Gain on sale of investment (loss)	(4.6)	(0.4)	—
(+) Impairment of other assets	0.1	0.3	—
(–/+) (Reversion) impairment—property, plant, equipment	—	(1.0)	8.6
Adjusted EBITDA	667.5	403.9	467.8

We calculate Adjusted EBITDA by region on the same basis as Adjusted EBITDA using information from the financial statements of Nexa Brazil and Enercan (for Brazil) and Nexa Peru and Nexa CJM (for Peru), plus the allocation of Nexa Resources and VUS trading revenues and costs pertaining to Brazil and Peru, as applicable, less the elimination of inter-segment operations between our subsidiaries. Selling, general and administrative expenses and the depreciation and amortization of Nexa Resources and VUS are allocated to Brazil and Peru based on their respective participation in our total cost of products sold. The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Brazil or Peru regions, or, represents items that, because of their nature, are not allocated to a specific region.

A reconciliation of Adjusted EBITDA by region to Adjusted EBITDA for the periods indicated is presented below.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Reconciliation of Adjusted EBITDA by region:
Brazil	194.2	59.8	180.3
Peru	488.3	348.5	295.5
Other(1)	(15.0)	(4.4)	(8.0)
Adjusted EBITDA	667.5	403.9	467.8

(1)                                 The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Brazil or Peru regions or, represents items that, because of their nature, are not being allocated to a specific region.

We define Adjusted EBITDA by segment as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) income tax, plus/less (vi) components of Adjusted EBITDA by segment either not pertaining to the mining or smelting segment, or, represents items that, because of their nature, are not allocated to specific segment. See Note 30 to the consolidated financial statements.

A reconciliation of Adjusted EBITDA by segment to Adjusted EBITDA for the periods indicated is presented below.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Reconciliation of Adjusted EBITDA by segment:
Mining	521.5	336.8	221.8
Smelting	152.7	70.5	259.8
Other(1)	(6.8)	(3.4)	(13.8)
Adjusted EBITDA	667.5	403.9	467.8

(1)           Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

We also present herein our net debt, which we define as (i) loans and financing less (ii) cash and cash equivalents, less (iii) financial investments, plus/less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

A reconciliation of net debt to loans and financing as of December 31, 2017, 2016 and 2015 is presented below.

	As of December 31,
	2017	2016	2015
	(in millions of US$)
Calculation of Net Debt:
Loans and financing	1,447.3	1,144.4	1,056.2
Cash and cash equivalents	(1,019.0)	(915.6)	(621.4)
Derivative financial instruments	3.3	16.8	(10.1)
Financial investments	(206.5)	(119.5)	(57.9)
Net Debt	225.1	126.1	366.8

We define net debt to Adjusted EBITDA ratio as net debt divided by Adjusted EBITDA.

The calculation of our net debt to Adjusted EBITDA ratio for the periods indicated is presented below.

	As of and For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	225.1	126.1	366.8
Adjusted EBITDA	667.5	403.9	467.8
Net Debt to Adjusted EBITDA Ratio	0.34	0.31	0.78

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenue from products sold. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	667.5	403.9	467.8
Net revenue from products sold	2,449.5	1,964.8	1,865.2
Adjusted EBITDA Margin	0.27	0.21	0.25

We calculate adjusted working capital as (i) trade accounts receivable, plus (ii) inventory, plus (iii) other taxes recoverable, plus (iv) other assets, less (v) trade payables, less (vi) confirming payable, less (vii) salaries and payroll charges, less (viii) taxes payable, less (ix) other liabilities. Our management believes that adjusted working capital is an important figure because it provides a relevant metric for the efficiency and liquidity of our operating activities.

The calculation of our adjusted working capital derived from our consolidated financial statements as of December 31, 2017, 2016 and 2015 is presented below.

	As of December 31,
	2017	2016	2015
	(in millions of US$)
Calculation of Adjusted Working Capital:
Trade accounts receivable	182.7	120.1	52.5
Inventory	324.9	291.8	230.6
Other taxes recoverable	112.6	129.7	141.3
Other assets	48.2	44.7	40.5
Trade payables	(329.8)	(282.2)	(259.7)
Confirming payable	(111.0)	(102.3)	(95.2)
Salaries and payroll charges	(79.8)	(70.0)	(34.9)
Taxes payable	(41.1)	(29.8)	(11.0)
Other liabilities	(21.4)	(28.0)	(25.7)
Adjusted working capital	85.3	74.0	38.4

Cash cost, after by-product credits and related measures

In this report, we also present measures of costs that are widely used by peer companies operating in the mining and smelting industries. These performance measures are not IFRS measures, and they do not have a standard meaning and therefore may not be comparable to similar data presented by other mining and smelting companies. They should not be considered as a substitute for costs of sales, costs of selling and administrative expenses, or as an indicator of costs. Similar measures are also calculated by Wood Mackenzie for many market participants, but Wood Mackenzie’s methodology differs from the methodology we use below.

Our management uses cash cost, after by-product credits and related measures, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the operational performance of our operations that facilitates period-to-period comparisons on a consistent basis.

In calculating cash cost, after by-product credits, we account for transactions between our mining operations and our smelting operations using the same methodology we use to evaluate the performance of our mining and smelting segments. See Note 30 to our consolidated financial statements. We prepare an internal calculation based on transfer-pricing adjustments made on an arm’s length principle basis. All information disclosed for cash cost, after by-product credits is consistent with this methodology.

Mining operations

Cash cost, after by-product credits: For our mining operations, cash cost, after by-product credits includes all direct cash cost, after by-product credits of mining, including costs associated with mining, concentrating, leaching, solvent extraction and electrowinning, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost, after by-product credits. Cash cost, after by-product credits is calculated on a byproduct basis, in which byproducts sales are deducted from total cash cost, after by-product credits directly attributable to mining operations.

Sustaining cash cost, after by-product credits: Sustaining cash cost, after by-product credits is defined as the cash cost, after by-product credits plus non-expansion capital expenditure, including sustaining health, safety and snvironment, modernization and other non-expansion-related capital expenditures.

All-in sustaining cost, after by-product credits: All-in sustaining cost (or AISC) is defined as sustaining cash cost, after by-product credits plus corporate general and administrative expenses, royalties and workers’ participation.

Smelting operations

Cash cost, after by-product credits: For our smelting operations, cash cost, after by-product credits includes all the costs of smelting, such as costs associated with labor, net energy, maintenance materials, consumables and other on-site costs, as well as raw material costs. Byproduct sales are deducted from total cash cost, after by-product credits directly attributable to smelting operations.

Sustaining cash cost, after by-product credits: Sustaining cash cost, after by-product credits is defined as the cash cost, after by-product credits plus non-expansion capital expenditure, including sustaining health, safety and environment, modernization and other non-expansion-related capital expenditures.

All-in sustaining cost, after by-product credits: All-in sustaining cost is defined as sustaining cash cost, after by-product credits plus general and administrative expenses and workers’ participation.

For mining operations, we present below cash cost, after by-product credits, sustaining cash cost, after by-product credits and all-in sustaining cost and a reconciliation to our consolidated financial statements.

For the year ended December 31, 2017

Operations (in millions of US$, unless otherwise indicated)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others(1)	Mining
Sales Volume (Zinc Contained in Concentrate) Tonnes	135,379	20,969	156,034	45,564	17,038	374,984	—	374,984
Cost of goods sold	70.1	43.3	259.3	115.0	80.0	567.8	13.3	581.0
On-site G&A	5.3	3.0	—	—	—	8.4	—	8.4
By-product credits	(7.2)	(18.6)	(320.4)	(70.6)	(77.4)	(494.2)	(5.6)	(499.8)
Treatment and refining charges	78.5	10.1	66.8	23.3	8.3	186.9	—	186.9
Selling expenses	0.8	4.4	12.5	3.8	2.2	23.7	—	23.7
Depreciation and amortization	(15.1)	(6.1)	(41.8)	(17.1)	(13.2)	(93.3)	(0.2)	(93.5)
Royalties	(1.7)	(1.6)	—	—	—	(3.3)	—	(3.3)
Others	—	—	(5.8)	0.6	(3.2)	(8.3)	—	(8.3)
Cash cost, after by-product credits (sold)	130.7	34.5	(29.4)	55.1	(3.3)	187.6	7.4	195.0
Cash cost, after by-product credits (sold) (US$/tonne)	965.3	1,644.3	(188.6)	1,210.2	(191.1)	500.3	—	520.1
Non-expansion capital expenditure	21.3	7.9	7.5	19.8	5.6	62.0	0.5	62.6
Sustaining cash cost, after by-product credits	152.0	42.3	(22.0)	74.9	2.4	249.6	8.0	257.6
Sustaining cash cost, after by-product credits (sold) (US$/tonne)	1,122.5	2,019.0	(140.8)	1,644.6	139.5	665.7	—	686.9
Workers participation & bonus	1.8	0.8	25.3	3.4	1.1	32.4	—	32.4
Royalties	1.7	1.6	—	1.4	1.2	5.9	—	5.9
Corporate G&A	—	—	—	—	—	—	38.6	38.6
AISC (sold)	—	—	—	—	—	—	—	334.4
AISC (sold) (US$/tonne)	—	—	—	—	—	—	—	891.7

(1)                                 “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

For the year ended December 31, 2016

Operations (in millions of US$, unless otherwise indicated)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others(1)	Mining
Sales Volume (Zinc Contained in Concentrate) Tonnes	135,509	22,688	173,001	62,434	22,232	415,864	—	415,864
Cost of goods sold	66.2	35.9	249.9	100.0	80.5	532.5	(19.3)	513.1
On-site G&A	4.5	1.9	—	—	—	6.5		6.5
By-product credits	(4.2)	(16.0)	(252.1)	(72.7)	(68.2)	(413.3)	18.7	(394.6)
Treatment and refining charges	87.5	11.3	82.3	34.1	11.9	227.2	—	227.2
Selling expenses	0.7	3.3	13.2	4.1	3.0	24.2	—	24.2
Depreciation and amortization	(17.7)	(4.9)	(47.2)	(13.8)	(11.0)	(94.6)	(4.1)	(98.7)
Royalties	(1.8)	(1.4)				(3.3)	—	(3.3)
Others			(1.2)	0.2	(1.0)	(2.0)	—	(2.0)
Cash cost, after by-product credits (sold)	135.2	30.3	44.8	51.7	15.2	277.3	(4.7)	272.5
Cash cost, after by-product credits (sold) (US$/tonne)	997.7	1,336.2	259.1	828.4	684.9	666.8	—	655.3
Non-expansion capital expenditure	8.9	3.5	18.0	35.4	4.9	70.7	0.2	70.9
Sustaining cash cost, after by-product credits	144.1	33.8	62.9	87.1	20.2	348.0	(4.5)	343.5
Sustaining cash cost, after by-product credits (sold) (US$/tonne)	1,063.1	1,489.9	363.4	1,395.0	906.8	836.8	—	825.9
Workers participation & bonus	0.8	0.8	17.3	5.8	1.2	26.0	—	26.0
Royalties	1.8	1.4	—	1.6	1.0	5.8	—	5.8
Corporate G&A	—	—	—	—	—	—	41.3	41.3
AISC (sold)	—	—	—	—	—	—	—	416.5
AISC (sold) (US$/tonne)	—	—	—	—	—	—	—	1,001.5

(1)                                 “Others” includes silver streaming, Enercan, inactive operations and non-operational provisions and reversals.

For the year ended December 31, 2015

Operations (in millions of US$, unless otherwise indicated)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others(1)	Mining
Sales Volume (Zinc Contained in Concentrate) Tonnes	134,004	22.922	177,059	62,251	30,325	426,560	—	426,560
Cost of goods sold	60.5	39.3	240.3	96.9	85.2	522.2	9.9	532.1
On-site G&A	4.0	1.1	—	—	—	5.1	—	5.1
By-product credits	(4.0)	(14.7)	(229.5)	(61.5)	(44.5)	(354.3)	—	(354.3)
Treatment and refining charges	93.5	12.6	89.5	36.6	17.4	249.6	—	249.6
Selling expenses	0.7	3.1	13.5	6.0	3.6	26.8	—	26.8
Depreciation and amortization	(11.6)	(9.1)	(50.1)	(13.9)	(16.4)	(101.0)	(10.4)	(111.4)
Royalties	(1.2)	(1.3)	—	—	—	(2.5)	—	(2.5)
Others	—	—	(1.7)	(0.3)	(1.6)	(3.7)	—	(3.7)
Cash cost, after by-product credits (sold)	141.9	30.9	62.0	63.7	43.7	342.2	(0.5)	341.7
Cash cost, after by-product credits (sold) (US$/tonne)	1,058.7	1,347.9	350.1	1,023.8	1,441.2	802.2	—	801.1
Non expansion capital expenditure	4.0	2.1	15.7	36.5	10.9	69.2	—	69.2
Sustaining cash cost, after by-product credits	145.9	33.0	77.7	100.3	54.6	411.1	(0.5)	410.9
Sustaining cash cost, after by-product credits (sold) (US$/tonne)	1,088.5	1,440.0	438.7	1,610.5	1,800.6	964.4	—	963.3
Workers’ participation & bonus	1.2	0.9	12.3	2.9	0.9	18.3	—	18.3
Royalties	1.2	1.3	—	1.1	0.5	4.0	—	4.0
Corporate G&A	—	—	—	—	—	—	34.3	34.3
AISC (sold)	—	—	—	—	—	—	—	467.5
AISC (sold) (US$/tonne)	—	—	—	—	—	—	—	1,096.0

(1)                                 “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

For our smelting operations, we present below cash cost, after by-product credits, sustaining cash cost, after by-product credits and all-in sustaining cost and a reconciliation to our consolidated financial statements.

For the year ended December 31, 2017

Operations (in millions of US$, unless otherwise indicated)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others(1)	Smelting
Sales Volume (Zinc Contained in Products) Tonnes	191,158	81,330	312,009	584,497	—	584,497
Cost of goods sold	518.1	231.5	922.5	1,672.1	26.3	1,698.3
On-site G&A	3.8	2.8	15.5	22.2	2.0	24.2
Depreciation and amortization	(14.4)	(14.9)	(67.4)	(96.7)	(3.7)	(100.4)
By-product credits	(12.4)	(18.6)	(56.6)	(87.6)	(6.4)	(94.0)
Cash cost, after by-product credits (sold)	495.2	200.8	814.0	1,510.0	—	1,528.2
Cash cost, after by-product credits (sold) (per tonne)	2,590.5	2,468.4	2,608.9	2,583.4	—	2.614,6
Non-expansion capital expenditure	43.5	17.5	20.0	81.0	5.4	86.4
Sustaining cash cost, after by-product credits	538.7	218.2	834.0	1,591.0	—	1,614.6
Sustaining cash cost, after by-product credits (sold) (per tonne)	2,818.3	2,683.5	2,673.0	2,722.0	—	2,762.4
Workers’ participation	2.0	1.6	1.7	5.2	—	5.2
Corporate G&A	—	—	—	—	65.0	65.0
AISC (sold)	—	—	—	—	—	1,684.8
AISC (sold) (per tonne)	—	—	—	—	—	2,882.5

(1)                                 “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

For the year ended December 31, 2016

Operations (in millions of US$, unless otherwise indicated)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others(1)	Smelting
Sales Volume (Zinc Contained in Products) Tonnes	190,109	83,230	327,889	601,229	—	601,229
Cost of goods sold	356.5	173.8	705.3	1,235.6	24.9	1,260.5
On-site G&A	2.6	3.1	12.4	18.1	1.8	19.9
Depreciation and amortization	(11.2)	(16.3)	(66.5)	(94.0)	(4.6)	(98.7)
By-product credits	(10.8)	(14.5)	(74.0)	(99.4)	(6.4)	(105.8)
Cash cost, after by-product credits (sold)	337.0	146.0	577.3	1,060.3	15.6	1,075.9
Cash cost, after by-product credits (sold) (per tonne)	1,772.6	1,754.6	1,760.5	1,763.5	—	1,789.5
Non-expansion capital expenditure	23.8	12.5	26.5	62.8	1.4	64.1
Sustaining cash cost, after by-product credits	360.8	158.5	603.8	1,123.0	17.0	1,140.0
Sustaining cash cost, after by-product credits (sold) (per tonne)	1,897.7	1,904.2	1,841.4	1,867.9	—	1,869.2
Workers’ participation	1.7	1.3	1.6	4.6	—	4.6
Corporate G&A	—	—	—	—	49.7	49.7
AISC (sold)	—	—	—	—	—	1,194.3
AISC (sold) (per tonne)	—	—	—	—	—	1,986.4

(1)                                 “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

For the year ended December 31, 2015

Operations (in millions of US$, unless otherwise indicated)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others(1)	Smelting
Sales Volume (Zinc Contained in Products) Tonnes	179,458	78,191	328,772	586,421	—	586,421
Cost of goods sold	298.3	171.2	690.8	1,160.3	10.2	1,170.5
On-site G&A	3.1	3.2	15.0	21.3	3.6	25.0
Depreciation and amortization	(11.9)	(16.0)	(70.6)	(98.5)	(4.9)	(103.4)
By-product credits	(7.5)	(19.2)	(84.5)	(111.2)	(2.4)	(113.6)
Cash cost, after by-product credits (sold)	282.0	139.2	550.8	972.0	6.6	978.6
Cash cost, after by-product credits (sold) (per tonne)	1,571.6	1,779.8	1,675.3	1,657.5	—	1,668.7
Non-expansion capital expenditure	33.8	9.8	28.5	72.1	0.6	72.7
Sustaining cash cost, after by-product credits	315.8	149.0	579.2	1,044.1	7.2	1,051.3
Sustaining cash cost, after by-product credits (sold) (per tonne)	1,760.0	1,905.6	1,761.9	1,780.4	—	1,792.7
Workers participation	1.3	1.7	1.3	4.3	—	4.3
Corporate G&A	—	—	—	—	30.9	30.9
AISC (sold)	—	—	—	—	—	1,086.4
AISC (sold) (per tonne)	—	—	—	—	—	1,852.6

(1)                                 “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

I.             INFORMATION ON THE COMPANY

BUSINESS OVERVIEW

Overview

We are a large scale, low cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America.

We operate and own five long life mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Our operations are large scale, modern, mechanized underground and open pit mines. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 10 largest zinc mines in the world, and, combined with our other mining operations, place us among the top five producers of mined zinc globally in 2017, according to Wood Mackenzie. In addition to zinc, which accounted for 65.8% of our mined metal production in 2017 measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall cost to produce mined zinc.

In 2017, our mining operations produced 375.4 thousand tonnes of zinc contained in concentrates, 44.2 thousand tonnes of copper contained in concentrates, 52.6 thousand tonnes of lead contained in concentrates, 7,946 thousand ounces of silver and 32.5 thousand ounces of gold, for a total of 572.4 thousand tonnes of metal on a zinc equivalent basis.

We also own a zinc smelter in Peru (Cajamarquilla) and two zinc smelters in Brazil (Três Marias and Juiz de Fora), which produce metallic zinc, zinc oxide and byproducts. We are among the top five producers of refined zinc globally in 2017, according to Wood Mackenzie. Our smelters are the only zinc smelting units in Latin America (excluding Mexico). Cajamarquilla is the only operating zinc smelter in Peru, and the seventh largest globally in 2017 by production volume, according to Wood Mackenzie. Peru is the second largest producer of mined zinc in the world, assuring long-term supply of zinc concentrate to Cajamarquilla. Our smelters produced 583,073 tonnes of refined zinc in different formats and sizes during 2017, along with byproducts, including sulfuric acid, silver concentrate, copper cement and copper sulfate. Our smelters process zinc concentrate, 60.9% of which was sourced from our mines during 2017, and 39.1% purchased from third parties. Approximately 98.0% of the total volume of the zinc concentrates produced by our mines was processed by our own smelters in 2017, with the remainder, and all of our copper and lead concentrates sold to third parties. We market our products in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil and Peru.

History

We commenced operating in 1956 under the name “Companhia Mineira de Metais” or CMM, in the state of Minas Gerais, Brazil. In 1996, following a restructuring of its management model, the Votorantim Group’s industrial units were reorganized according to their business activities and geographic markets. As a result of this restructuring, Votorantim Metais S.A. was incorporated in order to manage the zinc, nickel and steel businesses. Later, the aluminum business was added, and the several entities were consolidated under one single management structure.

In 2008, the steel assets and activities were separated from Votorantim Metais S.A.’s portfolio and placed under the management of a new entity, Votorantim Siderurgia.

In 2016, Votorantim Metais S.A. underwent a further restructuring process, and the business units were divided. The aluminum and nickel businesses of Votorantim Metais S.A. were consolidated under Companhia Brasileira de Alumínio, or CBA. The zinc and copper production units in Brazil and Peru were transferred to Nexa Resources.

The following timeline is a summary of our history:

•                  In 1956, the Votorantim Group founded CMM and commenced the exploration of zinc deposits in Vazante, located in the state of Minas Gerais.

•                  In 1969, startup of open cast mining operations for zinc silicate ore in the Vazante mining unit and the production of metallic zinc in the Três Marias smelter.

•                  In 1984, following the privatization of Mineradora Morro Agudo S.A., the Votorantim Group acquired an equity stake and became a shareholder of this entity, which primarily operates in Paracatu (state of Minas Gerais) and produces zinc sulfide concentrate, in partnership with two other companies, Mineração Areiense S.A. (Masa) and Companhia Paraibuna de Metais S.A.

•                  In 1988, the Votorantim Group acquired control of Mineradora Morro Agudo S.A. That same year, we initiated the construction of the Morro Agudo mining unit in Paracatu in the state of Minas Gerais.

•                  From 1976 to 1993, annual zinc production capacity at the Três Marias smelter doubled to 180,000 tonnes. Since then, debottlenecking activities resulted in the addition of 10,000 tonnes to the Três Marias smelter capacity, totaling 190,000 tonnes per year.

•                  In 2001, annual zinc production capacity at the Três Marias smelter increased to 190,000 tonnes.

•                  In 2002, we expanded our market share in the Brazilian zinc market with the acquisition of Companhia Paraibuna de Metais S.A., located in Juiz de Fora (state of Minas Gerais). As a result, our annual zinc production capacity increased from 180,000 tonnes to 270,000 tonnes.

•                  In 2004, the acquisition of the Cajamarquilla zinc smelter in Peru marked the beginning of our expansion in Latin America. The acquired facility had an annual zinc production capacity of 120,000 tonnes.

•                  In 2005, we increased our participation in the Peruvian market for zinc with the acquisition, through Nexa CJM, of 19.93% shareholding in Nexa Peru, Peru’s fourth largest mining company focused on zinc production, with its shares listed on the Lima Stock Exchange. That same year, we also expanded the capacity of the Cajamarquilla smelter to 160,000 tonnes.

•                  In 2010, we became the controlling shareholder of Nexa Peru (50.1% stake), which at the time was the third largest mining company focused on zinc production in Peru. During the same year, the capacity of the Cajamarquilla smelter in Peru doubled, increasing its annual zinc production capacity from 160,000 tonnes to 320,000 tonnes.

•                  In 2012, we expanded the treatment capacity for the Cerro Lindo unit from 10 to 15 thousand tonnes per day.

•                  In 2014, a new corporate governance model was implemented by VSA in the corporate group. VSA took on the roles of providing guidance and portfolio management, while its subsidiaries (including us) gained autonomy. The main consequence of this new corporate model was that the new governance structure demanded a higher level of empowerment and accountability of senior management, and the establishment of a board of directors at each company. In addition, in connection with the implementation of the new corporate governance model, VSA’s equity participations in Nexa CJM and Nexa Brazil were transferred to Nexa Resources on June 18, 2014 and July 1, 2014, respectively. Nexa Resources also created a governance, risk and compliance structure to develop policies based on best practices, including enterprise risk management, internal controls and compliance, dividends, insider trading, anti-corruption, disclosure and financial risk management.

•                  In 2014, we expanded the treatment capacity for our Cerro Lindo unit from 15 to 18 thousand tonnes per day.

•                  In 2016, VSA decided to reorganize the zinc, copper, aluminum and nickel businesses that were managed under the name Votorantim Metais S.A. After this business decision, Nexa Resources became the holding entity solely responsible for the zinc and copper business and CBA became responsible for the aluminum and nickel businesses.

•                  In April 2016, Nexa CJM acquired 264,157,507 shares of Nexa Peru from Nexa Peru’s non-controlling shareholders through transactions on the Lima Stock Exchange, thereby increasing its interest in Nexa Peru from 60.01% to 80.23%. Certain affiliates of the non-controlling shareholders acquired a non-controlling interest in Nexa Resources equivalent to 10.65% of our capital stock. See “Share ownership and trading—Major shareholders.”

•                  In June 2016, as part of an internal reorganization, VSA transferred the shares of VGmbH, which was the trading company for metals, to Nexa Resources. In December 2016, we reorganized our trading activities, primarily consisting of trading refined zinc, zinc concentrates and by-products, mainly from Nexa Brazil and Nexa CJM, transferring it from VGmbH, in Austria, to us.

•                  In October 2016, Nexa Peru launched a tender offer to repurchase its common shares’ free float through the Lima Stock Exchange, and we acquired an additional 2.75% equity interest in Nexa Peru, increasing our ownership to 83.55% of Nexa Peru’s common shares in circulation, which is equivalent to 80.23% of the total common shares issued. As a result of this repurchase, as of December 31, 2016, Nexa Peru increased to 51,996,535 its treasury shares and the common shares’ free float decreased to 16.45%. In December 2016, Nexa Peru requested that the Securities and Exchange Supervisory Agency (Superintendencia del Mercado de Valores or SMV) initiate the process to delist its common shares from the Lima Stock Exchange and its investment shares from the Peruvian Public Registry of Securities and the Lima Stock Exchange, for which Nexa Peru had to launch a cash tender offer for each type of share as an initial step to complete the delisting processes. Pursuant to applicable regulation, the SMV designated an independent appraiser to determine the minimum price at which the tender offer had to be launched. However, because the appraisal released by the independent valuator contained a material error in the calculation of such minimum price for the shares of Nexa Peru, Nexa Peru elected to terminate the process of delisting its shares from the Lima Stock Exchange and therefore did not launch the tender offer. As of December 31, 2017, Nexa Peru’s common and investment shares continue to be listed on the Lima Stock Exchange and the Securities Market Registry and Nexa Peru remains subject to applicable ongoing reporting and other requirements in Peru.

•                  In June 2017, we expanded the treatment capacity for Cerro Lindo unit from 18 to 21 thousand tonnes per day.

•                  In September 2017, VM Holding S.A. changed its corporate name to Nexa Resources S.A. In addition, our subsidiaries Votorantim Metais—Cajamarquilla S.A., Votorantim Metais Zinco S.A. and Compañía Minera Milpo S.A.A. began the process to formally change their corporate names to Nexa CJM, Nexa Brazil and Nexa Peru, respectively. In April 2018, the name of Votorantim Metais—Cajamarquilla S.A. was formally changed to Nexa CJM. The corporate name changes of Votorantim Metais Zinco S.A. and Compañía Minera Milpo S.A.A. remain subject to local regulatory approval.

•                  In October 2017, we completed our initial public offering, pursuant to which we issued and sold 20,500,000 common shares and VSA sold 15,150,000 common shares to the public, and listed our common shares on the New York Stock Exchange and Toronto Stock Exchange under the ticker symbol NEXA.

Corporate information

Nexa Resources is a public liability company (société anonyme) incorporated under the laws of Luxembourg on February 26, 2014. Our registered office is located at 26-28 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, and we are registered with the Luxembourg Trade and Companies Register under number B185489. Our telephone number at this address is +352 26 00 53 43. Our main office outside of Luxembourg is located at Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil. Our website is www.nexaresources.com. None of the information available on our website is incorporated in this annual report and it should not be relied upon in deciding to invest in our common shares.

Producing mines and smelters

Our mines are:

•                  Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly owned by Nexa Peru. Operations began in 2007 and in 2017, Cerro Lindo mine produced approximately 155.9 thousand tonnes of zinc contained in concentrates, 43.6 thousand tonnes of copper contained in concentrates, 14.8 thousand tonnes of lead contained in concentrates, 3,546 thousand ounces of silver contained in concentrates and 4.0 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity to 21 thousand tonnes of ore per day.

•                  El Porvenir. Our El Porvenir mine is an underground mine located in Peru wholly owned by Nexa Peru. Operations began in 1949 and in 2017, El Porvenir mine produced approximately 46.2 thousand tonnes of zinc contained in concentrates, 493.0 tonnes of copper contained in concentrates, 14.8 thousand tonnes of lead contained in concentrates and 2,357 thousand ounces of silver contained in concentrates and 8.4 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.5 thousand tonnes of ore per day. Our El Porvenir and Atacocha mines are currently undergoing an integration process, through which they will form the Pasco mining complex. This complex will involve a shared tailings storage facility and shared underground infrastructure.

•                  Atacocha. The Atacocha mine is an underground and open pit mine located in Peru wholly owned by Compañía Minera Atacocha. Operations began in 1938 and in 2017, Atacocha mine produced approximately 16.9 thousand tonnes of zinc contained in concentrates, 99.0 tonnes of copper contained in concentrates, 15.9 thousand tonnes of lead contained in concentrates, 1,687 thousand ounces of silver contained in concentrates and 20.1 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.5 thousand tonnes of ore per day. As mentioned above, our El Porvenir and Atacocha units are currently undergoing an integration process, through which they will form the Pasco mining complex. This complex will include a shared tailings storage facility and shared underground infrastructure.

•                  Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly owned by Nexa Brazil. Operations began in 1969 and in 2017, Vazante mine produced approximately 135.4 thousand tonnes of zinc contained in concentrates, 1,153 tonnes of lead contained in concentrates and 355.0 thousand ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 3.9 thousand tonnes of ore per day.

•                  Morro Agudo. Our Morro Agudo project includes an underground and open pit mine located in Brazil wholly owned by Nexa Brazil. Operations began in 1988 and in 2017, Morro Agudo mine produced approximately 20.9 thousand tonnes of zinc contained in concentrates and 5.8 thousand tonnes of lead contained in concentrates. The mill feed material is treated at a concentrate plant that has a processing capacity of 3.4 thousand tonnes per day.

Our smelters are:

•                  Cajamarquilla. Our Cajamarquilla smelter, which is wholly owned by Nexa CJM, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and the seventh largest zinc smelter in the world in 2017, according to Wood Mackenzie. Cajamarquilla uses Roast Leach Electrowin technology. With a nominal production capacity of 335,000 tonnes per year, Cajamarquilla produced 309,925 tonnes in 2017 and 334,261 tonnes in 2016. In 2017, 42,6% of the zinc contained in concentrates used by Cajamarquilla was sourced from our mines in Peru and 57.4% was purchased from third parties.

•                  Três Marias. Our Três Marias smelter, which is wholly owned by Nexa Brazil, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate from our Morro Agudo mine and uses Roast Leach Electrowin technology. Três Marias produced 185,829 tonnes of zinc in 2017 and 186,708 tonnes of zinc in 2016. In 2017,

92.6% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 7.4% was purchased from third parties.

•                  Juiz de Fora. Our Juiz de Fora smelter, which is wholly owned by Nexa Brazil, is located in Brazil and began operating in 1980. This smelter uses Roast Leach Electrowin and Waelz Furnace technologies. Juiz de Fora produced 87,319 and 86,616 tonnes of zinc in 2017 and 2016, respectively. In 2017, 45.7% of the zinc contained in raw materials used by Juiz de Fora was zinc concentrate sourced from our mining operations, 34.1% was purchased from third parties and 20.2% was obtained from secondary feed materials from electric arc furnace (EAF) and brass oxide. Of the zinc contained in concentrates used by Juiz de Fora, 57.3% was sourced from our mines and 42.7% was purchased from third parties.

In addition to our mines and smelters, we have interests in five greenfield mining projects in Peru (Shalipayco, Magistral, Hilarión, Pukaqaqa and Florida Canyon Zinc) and two in Brazil (Aripuanã and Caçapava do Sul). For more information about these projects, please see “—Mining operations—Growth projects.”

Principal subsidiaries

Nexa CJM

As of December 31, 2017, Nexa Resources is the beneficial owner of 99.9125% of the outstanding shares of Nexa CJM, and the remaining outstanding shares are owned by Votorantim Investimentos Latino-Americanos S.A. (VILA) with 0.0845% and by other minority shareholders holding 0.0030% in aggregate.

Nexa Peru

As of December 31, 2017, Nexa Peru’s share capital consists of 1,309,748,288 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in the capital of the company nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2017, approximately 67.0% of the investment shares are free float and 33.0% are treasury shares. The investment shares currently represent 1.6% of the total shares of Nexa Peru.

Both the common shares and the investment shares of Nexa Peru are registered with the Peruvian Public Registry of Securities (Registro Público del Mercado de Valores) and listed on the Lima Stock Exchange. As a result, Nexa Peru is required to comply with certain disclosure obligations such as filing quarterly and annual financial statements, reporting on material events (hechos de importancia) and disclosing information regarding the economic group to which it belongs.

The following table sets forth information concerning the ownership of the capital stock of Nexa Peru.

Shareholder	Number	Share Capital (%)
Nexa CJM	1,048,621,896	80.06%
Nexa Resources	2,277,601	0.17%
Public float	206,854,856	15.79%
Treasury shares	51,993,935	3.97%
Total	1,309,748,288	100.0%

Nexa Brazil

As of December 31, 2017, Nexa Resources is the beneficial owner of 88.80% of the outstanding shares of Nexa Brazil, and VSA is the beneficial owner of the remaining 11.20%. For accounting purposes, Nexa Resources holds 100% of the share capital of Nexa Brazil, which reflects the final result of implementation of all steps of the transaction regarding our energy assets. The transaction regarding our energy assets remains subject to the approval of the transaction by the Brazilian Electric Energy Regulatory Authority (Agência Nacional de Energia Elétrica), or ANEEL, which is expected to occur in the first half of 2018. Nexa Resources has recognized the energy assets for all the years presented in the consolidated financial statements due to the accounting policy for common control transactions. See Note 1(vii) to our consolidated financial statements and “Related Party Transactions—Certain transactions with our shareholders and their affiliates.”

VGmbH

As of December 31, 2017, Nexa Resources is the beneficial owner of 100% of the outstanding shares of VGmbH. In June 2016, as part of an internal reorganization, VSA transferred its shares in VGmbH to us.

MINING OPERATIONS

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production, zinc equivalent production in each metal and zinc equivalent production in each of our mines.

To calculate the zinc equivalent production, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2017, namely, US$2,895.94 per tonne (US¢131.36 per pound) for zinc, US$6,165.97 per tonne (US¢279.68 per pound) for copper, US$2,317.46 per tonne (US¢105.12 per pound) for lead, US$17.05 per ounce for silver and US$1,257.15 per ounce for gold.

	For the Year Ended December 31,
	2017	2016	2015
Mining Production
Zinc concentrates (in tonnes)	791,583	860,399	866,679
Copper concentrates (in tonnes)	169,582	158,503	154,998
Lead concentrates (in tonnes)	96,006	104,408	94,875
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	375,402	416,869	425,883
Copper (in tonnes)	44,161	41,551	40,375
Lead (in tonnes)	52,572	59,181	54,611
Silver (in oz.)(1)	7,945,778	8,539,568	7,862,715
Gold (in oz.)	32,534	27,893	17,934
Mining Production—Zinc Equivalent Production
Zinc (in tonnes of zinc equivalents)	375,402	416,869	425,883
Copper (in tonnes of zinc equivalents)	94,026	88,471	85,965
Lead (in tonnes of zinc equivalents)	42,071	47,359	43,702
Silver (in tonnes of zinc equivalents)	46,776	50,271	46,287
Gold (in tonnes of zinc equivalents)	14,123	12,109	7,786
Total	572,398	615,079	609,623
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalents)	283,208	296,007	292,600
El Porvenir (in tonnes of zinc equivalents)	76,590	97,570	96,426
Atacocha (in tonnes of zinc equivalents)	48,591	54,770	54,826
Vazante (in tonnes of zinc equivalents)	138,395	137,535	135,958
Morro Agudo (in tonnes of zinc equivalents)	25,614	29,197	29,813
Total	572,398	615,079	609,623

(1)                                 Silver volumes include silver in lead concentrate produced in Vazante.

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2017	2016	2015
Average Ore Grade
Zinc (%)	3.30	3.47	3.73
Copper (%)	0.42	0.40	0.41
Lead (%)	0.53	0.57	0.55
Silver (in grams per tonne)	27.99	29.24	28.30
Gold (in grams per tonne)	0.31	0.31	—

Each mine consists of one mine, one treatment plant and related infrastructure as summarized in the following table and further described below.

Mining Unit	Type of Mine	Treatment Plant Capacity
Cerro Lindo(1)	Underground / Polymetallic	21,000 tonnes of ore per day
El Porvenir	Underground / Polymetallic	6,500 tonnes of ore per day
Atacocha	Underground and Open Pit / Polymetallic	4,500 tonnes of ore per day
Vazante	Underground and Open Pit / Polymetallic	4,100 tonnes of ore per day
Morro Agudo	Underground and Open Pit/ Polymetallic	3,400 tonnes of mill feed per day

(1)                                 The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than its authorized capacity.

We summarize below certain production information as of December 31, 2017 for each of our five mines.

Cerro Lindo

Location and means of access

The Cerro Lindo mine is an underground mine located in the Chavín District, Chincha Province, Peru, approximately 268 kilometers southeast of Lima and 60 kilometers from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topará River valley to the mine site. Internal roadways connect the various mine-site components. The project site is located at an average elevation of 2,000 meters above sea level.

History

Several companies have held interests in the Cerro Lindo mine area, including BTX, Phelps Dodge, and Nexa Peru. Exploration work completed to date includes geological mapping, rock chip and soil sampling, trenching, ground geophysical surveys, and exploration, definition and underground operational core drilling. Feasibility studies were completed in 2002 and 2005, with mine construction commencing in 2006. Formal production started in 2007, and the mine has been operational since that date.

Title, leases and options

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 43 mining concessions, four mining claims, and one beneficiation concession, totaling approximately 26.677.48 hectares. All but one of the mining concessions were granted and duly recorded in the public registry. Certain mineral concessions are currently subject to a penalty of US$20/hectare since the minimum required levels of production or exploration expenditures stipulated under Peruvian regulations have not been met.

Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site; access road, power transmission line, water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

Cerro Lindo is not currently subject to third-party royalties. When the current Tax Stability Agreement expires in 2021, Nexa Peru will be required to pay levies to the Peruvian government for 2022, the last year of the proposed mine life. For more information, see “Regulatory matters—Peruvian regulatory framework.” As of December 31, 2017, Nexa Peru has a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction.

Mineralization

Cerro Lindo is classified as a volcanogenic massive sulfide (or VMS) deposit. The Cerro Lindo deposit is 1,500 meters long, 1,000 meters wide, and has a current vertical development of 470 meters. Mineralization consists of at least 10 discrete mineralized zones. The Cerro Lindo deposit comprises lens-shaped, massive bodies, composed of pyrite (50.0% to 90.0%), yellow sphalerite, brown sphalerite, chalcopyrite, and minor galena. Significant barite is present mainly at the upper portions of the deposit. A secondary-enrichment zone, composed of chalcocite and covellite, has formed near-surface where massive sulfides have oxidized. Silver-rich powdery barite remains at surface as a relic of sulfide oxidation and leaching.

Operations and infrastructure

The Cerro Lindo mine is completely mechanized, using rubber-tired equipment for all development and production operations. There is no shaft; all access are through 15 portals servicing adits, drifts and declines. Ore is extracted from nine separate orebodies, and delivered to the process plant via a series of conveyors. All ore is commingled during transport to the concentrator stockpile; ore from different orebodies is not segregated.

All key infrastructure required for mining and processing operations is constructed, including the underground mine, access roads, powerlines, water pipelines, desalination plant, offices and warehouses, accommodations, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plant and the dry-stack tailings storage facilities. A new fresh water pipeline from the desalination plant on the coast to the mine is projected to be completed during 2019. The national grid supplies electrical power for the mine site.

In 2017, we spent US$7.5 million, primarily associated with the development and maintenance of plant and equipment.

Production

The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
Treatment Ore (in tonnes)	7,297,624	7,345,201	6,760,519
Average Ore Grade
Zinc (%)	2.33	2.56	2.83
Copper (%)	0.69	0.66	0.68
Lead (%)	0.27	0.29	0.30
Silver (grams per tonne)	21.55	22.64	23.22
Gold (grams per tonne)	—	—	—
Concentrate Production
Zinc concentrates (in tonnes)	264,377	295,082	300,870
Copper concentrates (in tonnes)	166,595	154,362	147,488
Lead concentrates (in tonnes)	22,791	24,526	23,237
Metal Contained in Concentrates Production
Zinc (in tonnes)	155,950	173,808	176,992
Copper (in tonnes)	43,568	40,636	38,584
Lead (in tonnes)	14,837	15,834	15,191
Silver (in oz.)	3,545,824	3,598,294	3,331,796
Gold (in oz.)	4,022	4,199	3,883
Cash Cost, After By-Product Credits (in US$/tonne)	(188.6)	259.1	350.1
Cash Cost, After By-Product Credits (in US$/lb.)	(0.09)	0.12	0.16
Capital Expenditures (in millions of US$)	7.5	18.7	16.2

El Porvenir

Location and means of access

The El Porvenir mine is an underground mine located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at approximately 4,200 meters above sea level. The mine is situated at kilometer 340 of the Carretera Central Highway (Lima—Huánuco route), 13 kilometers from the city of Cerro de Pasco. The mine is located in the zone of the Central Cordillera, which contains the communities of Parán, Lacsanga and Santo Domingo de Apache.

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. In 1953, a gravity separation plant was built with a capacity of 54,000 t/month of minerals with an average grade of 160 g/t of silver, 4.3% of lead and 6.5% of zinc, which was expanded successively until 1978. In 1979, the construction of the flotation plant was completed, with the capacity to process 1,800 ktpd, with the ability to increase such capacity to 2,700 ktpd. The flotation plant includes electronically controlled material transport/elevation, crushing circuits, and ore concentrator systems. In 1997, a new mineralization zone was discovered. In 1999, production increased to 3,000 ktpd. In 2012, production further increased to 5,600 ktpd. In 2013, we commenced the integration process with the Atacocha mine. In 2015, as part of the second stage of integration, the El Porvenir tailings deposit was integrated with Atacocha’s. In 2016, the third stage of integration commenced involving the integration of energy supply.

As of December 31, 2017, we are in the process of integrating our El Porvenir and Atacocha mine operations. The integration will support increased throughput at the El Porvenir plant with ore from the Atacocha mine. For additional information on the integration of the El Porvenir and Atacocha mines, see “—Growth projects—Brownfield and integration projects—Pasco mining complex” below.

Title, leases and options

The El Porvenir mine is owned by Milpo Andina Peru, S.A.C., a subsidiary of Nexa Peru in which Nexa Peru has a 99.99% equity interest. The El Porvenir mine has a total of 25 concessions covering approximately 4,850.79 hectares, as well as a beneficiation plant “Acumulacion Aquiles 101”. With respect to the surface property at the El Porvenir project, there is a mining site of 450.66 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

Mining operations at the El Porvenir mine are subject to certain royalties payable by Milpo Andina Peru S.A.C. For more information, see “Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

Mineralization

The El Porvenir mine is a typical skarn deposit. The mineralization occurs within the contact of the upper Triassic limestone (i.e., exoskarn) and the granodioritic-dacitic intrusive rocks (i.e., endoskarn). There are also recognized veins and replacement manto type, minor disseminated mineralization may occur within the intrusive units. West of the Milpo-Atacocha fault within the Goyllarisquizga Group, mineralization is characterized as veins and disseminations.

Four groups of vein/mineralized structures are reported. Structurally controlled veins are sub-vertical up to 150 meters long, with a vertical extent of 350 meters. Economic mineralogy is mostly comprised of galena, sphalerite, and tetrahedrite, as well as variable and lesser pyrite, quartz and rhodochrosite.

Operations and infrastructure

The majority of exploration is generally conducted simultaneously with underground development, which involves diamond core drilling and channel sampling following underground drifting.

The El Porvenir project site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities; maintenance buildings for underground and surface equipment. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, power generating hydroelectric, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

The electrical power supply for the project comes from two sources: connection to the SEIN national power grid by a main substation located near the site, and the Candelaria Hydro, which consists of three turbines connected to the project through the main substation by a transmission line. All other loads of the project are fed from the main substation through overhead power lines. These power lines are used to deliver power to various locations to support activities during operation of the mine.

Site roads include main roads suitable for use by mining trucks that transport concentrates to Lima and service roads for use by smaller vehicles. The site roads are used by authorized mine personnel and equipment, with access controlled by Nexa Peru. An approximately 15 to 20 kilometer network of service roads was constructed to provide access to the underground mine, processing plant, tailings facility, waste rock stockpile, mine offices, workshops, mine camps and other surface infrastructure.

In 2017, we spent US$19.9 million on this property, primarily associated with the development and maintenance of plant and equipment.

Production

The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
Treatment Ore (in tonnes)	1,834,511	2,154,151	2,108,821
Average Ore Grade
Zinc (%)	2.86	3.22	3.21
Copper (%)	0.13	0.14	0.17
Lead (%)	1.04	0.99	0.93
Silver (grams per tonne)	63.61	60.24	54.38
Gold (grams per tonne)	0.48	0.50	0.38
Concentrate Production
Zinc concentrates (in tonnes)	92,446	121,204	119,249
Copper concentrates (in tonnes)	2,460	2,950	5,062
Lead concentrates (in tonnes)	28,726	31,209	29,275
Metal Contained in Concentrate Production
Zinc (in tonnes)	46,154	62,534	61,664
Copper (in tonnes)	493	653	1,208
Lead (in tonnes)	14,818	17,164	16,342
Silver (in oz.)	2,357,442	2,715,143	2,629,073
Gold (in oz.)	8,408	9,043	8,376
Cash Cost, After By-Product Credits (in US$/tonne)	1,210.2	828.4	1,023.8
Cash Cost, After By-Product Credits (in US$/lb.)	0.55	0.38	0.46
Capital Expenditures (in millions of US$)	19.8	35.7	37.9

Atacocha

Location and means of access

The Atacocha mine is an underground mine and open pit mine located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at approximately 4,200 meters above sea level. The mine is situated at kilometer 324 of the Carretera Central Highway (Lima—Huánuco route), 16 kilometers from the city of Cerro de Pasco. The Atacocha mine is located in a mountain area of Central Peru. The processing plant is located near the Huallaga River valley. Cerro de Pasco and Huánuco cities are connected to the mine area by a paved road with heavy traffic. Atacocha has mine camps near the plant and the valley. Light fuel maintenance and storage facilities are located in the area. Basic supplies are available in the city of Chicrin, with most major items and equipment provided from Lima.

History

The Atacocha mining unit began operating in the early 20th century with a production of lead, silver, zinc and copper ores. In 1925, the Pucayacu Mining Company exploited Atacocha until the company was liquidated and the property was declared abandoned. Subsequently, the “Casa Gallo Hermanos” enterprise claimed the Atacocha mines, and began working the property in 1928. In 1935, Francisco Jose Gallo Diez, with the collaboration of Eulogio E. Fernandini, German Aguirre and Gino Salocchi, established Atacocha S.A. On February 8, 1936, Compañía Minera Atacocha S.A.A. was incorporated to develop exploration and exploitation of mining sites and produce lead, zinc and copper concentrates.

Nexa Peru has been conducting exploration and development work at Atacocha since 1949. Most exploration is conducted simultaneously with underground development, which involves diamond core drilling, and channel sampling following underground drifting. Prior to 1997, minor and sporadic drilling was completed; and no channel sampling is documented before 2001. Systematic underground geological mapping is completed at scale of either 1:500 or 1:250, following underground development on all levels and sub-levels. A total of 29 underground levels have been developed at Atacocha, with additional development on sub-levels. Geological mapping is completed by the mine/production geologists drawn on paper in the field, and subsequently digitized with the help of a modelling assistant. The geological level plan maps are updated and incorporated in a three-dimensional geological model on a daily basis to aid future exploration and mine development planning.

Title, leases and options

The Atacocha mine is owned by Compañía Minera Atacocha, which is controlled by Nexa Peru. The Atacocha mine has a total of 147 concessions covering approximately 2,872.51 hectares, as well as a beneficiation plant, “Chicrin N° 2”. With respect to the surface property at the Atacocha project, there is a mining site of 1,343 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located. There are royalties payable in respect of mining operations at the Atacocha project for the mining concessions held by Compañía Minera Atacocha. For more information, see “Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

Mineralization

At Atacocha, mineralization is characterized as either a skarn-, replacement- or hydrothermal vein/breccia-style mineralization. Skarn-related mineralization is characterized by pyrite, chalcopyrite, sphalerite, galena, with lesser bismuthinite and a variety of sulfosalts (Bi-bearing) and pyrrhotite, bornite, and covellite at lower elevation. Molybdenite may occur proximal to the skarn-related mineralization. Elevated Bi and Au are reported to be associated with skarn-related mineralization. Veins and veinlets with pyrite, chalcopyrite, sphalerite, galena, with quartz and carbonate occur within marble units, and are spatially associated with skarn bodies. Replacement bodies comprising of pyrite, sphalerite, galena, chalcopyrite, and possibly other fine undistinguished sulfides occur within garnet-skarn, marble, and silicified zones.

The Atacocha mine does not currently have any known mineral reserves under Industry Guide 7.

Operations and infrastructure

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit. The operation is currently mining ore from both the Atacocha underground mine and the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant.

The Atacocha site also includes older tailings ponds, waste rock stockpiles, a process plant facility with associated laboratory and maintenance facilities; maintenance buildings for underground and surface equipment. Facilities and structures include: a warehouse, mine office, change house, tailings pumping station, main shaft, ventilation shaft, mine access ramps, main haulage drift (level 3600), backfill plant, explosives storage area, power generating hydroelectric, power lines and substation, fuel storage tanks and a permanent accommodation camp. Atacocha and El Porvenir are under a process of consolidating as a single mining unit and one of the first activities consists of pumping the current tailings of Atacocha to the El Porvenir tailings pond.

In 2017, we spent US$5.9 million on this property, primarily associated with the development and maintenance of plant and equipment.

Production

The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
Treatment Ore (in tonnes)	1,506,826	1,487,390	1,431,315
Average Ore Grade
Zinc (%)	1.43	1.80	2.40
Copper (%)	0.09	0.11	0.16
Lead (%)	1.22	1.32	1.10
Silver (grams per tonne)	44.52	53.21	47.77
Gold (grams per tonne)	0.60	0.54	0.35
Concentrate Production
Zinc concentrates (in tonnes)	32,995	42,356	57,542
Copper concentrates (in tonnes)	528	1,191	2,448
Lead concentrates (in tonnes)	28,614	29,585	23,488
Metal Contained in Concentrate Production
Zinc (in tonnes)	16,950	22,330	30,301
Copper (in tonnes)	99	262	583
Lead (in tonnes)	15,958	17,167	13,636
Silver (in oz.)	1,687,016	2,001,778	1,682,872
Gold (in oz.)	20,105	14,651	5,675
Cash Cost, After By-Product Credits (in US$/tonne)	(191.1)	684.9	1,441.2
Cash Cost, After By-Product Credits (in US$/lb.)	(0.09)	0.31	0.65
Capital Expenditures (in millions of US$)	5.9	7.7	11.5

Vazante

Location and means of access

The Vazante mine is an underground and open pit mine located about seven kilometers from the municipality of Vazante, in the state of Minas Gerais, Brazil. The project area has elevations ranging from 690 to 970 meters above sea level. Access from Brasilia is via federal highway BR-040 toward Paracatu. Internal roadways connect the various mine-site components. Concentrates are trucked about 250 kilometers to the Três Marias smelter. The closest commercial airport is located in Brasilia. The Vazante municipal airport for light aircraft is adjacent to the mine site.

History

Mineralization was initially exploited by artisanal miners during the 1950s. Mechanized open pit mining and underground mining commenced in 1969 and 1983, respectively. The current primary ore types mined are hydrothermal zinc silicates and largely willemite. Initial mining operations exploited supergene calamine ores, a mixture of the zinc secondary minerals hemimorphite and smithsonite derived from the weathering of silicate ore.

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante project. Mineral concessions are divided into core tenements, where the known mineral deposits are located and mining operations are occurring, and the surrounding exploration concessions. The Company holds eight mining concessions in the core area that have a total area of approximately 2,091.10 hectares, which host the active mining operations. The Company also holds 14 exploration applications (approximately 6,912.24 hectares), 44 exploration authorizations (approximately 37,442.33 hectares), one mining concession application (approximately 189.98 hectares) and one granted mining concession (approximately 52.50 hectares) that surround the core tenements. These total 44,597.05 hectares in addition to the core tenements.

Nexa Brazil holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Three easements have been granted in support of the mining activities. There is sufficient suitable land available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

Brazilian companies that hold mining concessions are subject to a royalty payment imposed by the National Mining Agency. For more information, see “Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

Nexa Brazil holds six licenses for water usage for the operations. Nexa Brazil has lodged renewal applications, where applicable, for the water licenses in use.

Mineralization

The Vazante and Extremo Norte zinc deposits are epigenetic zinc silicate deposits, and Vazante is one of the largest deposits of its type worldwide. Somewhat similar deposits are known from elsewhere in the world.

Mineralization is hosted within a sequence of pelitic carbonate rocks belonging to the Serra do Poço Verde Formation of the Vazante Group. The major structural control is the Vazante Fault.

Ongoing exploration tests for extensions to known mineralization, infilling areas where no data are currently available, and using mining knowledge and structural interpretations to identify areas where mineralization may be present. Examples of exploration successes using these methods include Lumiadeira, Ramp 29, and Deep Exploration, within the Vazante Mine area.

Operations and infrastructure

Exploration conducted in the Vazante project area to date has included geological mapping, rock, pan concentrate, stream sediment and soil sampling, airborne and ground magnetic surveys, auger drilling, and core drilling. Production drilling operations have been performed by company personnel over the Vazante mine history, using a variety of drilling machines.

The Vazante underground mine has been in operation since 1983, and is a fully mechanized mine using rubber tired diesel equipment for development and production activities. Access is through two portals for Vazante and one portal for Extremo Norte. As development progresses at Extremo Norte, a connecting drift will be established from Vazante to Extremo Norte.

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, powerlines, water pipelines, offices and warehouses, process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plants, and tailings storage facilities.

The state grid supplies electrical power for the Vazante mine site. Two independent transmission lines feed the site. An additional 60 MW power transmission line is currently under development and will be completed by 2021. Two diesel generators can provide backup power in case of a power failure.

In 2017, we spent US$53.3 million on the expansion, maintenance and modernization of this property, including the development and maintenance of plant and equipment.

In order to support the increase in mine production, we plan to install a Vertimill in our Vazante mine. As of April 2018, the process for implementing this equipment in our Vazante plant has been temporarily put on hold as new studies are conducted to assess its grinding circuit.

Production

The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
Treatment Ore (in tonnes)	1,321,240	1,381,301	1,360,089
Average Ore Grade
Zinc (%)	12.30	11.35	11.32
Lead (%)	0.34	0.31	0.28
Silver (grams per tonne)	17.27	13.19	13.69
Concentrate Production
Zinc concentrates (in tonnes)	348,760	343,754	328,987
Lead concentrates (in tonnes)	4,542	3,074	2,948
Metal Contained in Concentrate Production
Zinc (in tonnes)	135,379	135,509	134,004
Lead (in tonnes)	1,153	881	831
Silver (in oz.)	355,496	224,353	218,975
Cash Cost, After By-Product Credits (in US$/tonne)	965.3	997.7	1,058.7
Cash Cost, After By-Product Credits (in US$/lb.)	0.44	0.45	0.48
Capital Expenditures (in millions of US$)	55.3	34.2	29.0

Morro Agudo

Location and means of access

The Morro Agudo project consists of an underground mine and open pit mine, as well as three deposits along what is known as the Ambrosia Trend (Ambrosia Sul, Ambrosia Norte, and Bonsucesso). The Morro Agudo mine site is situated on Traíras Farm, about 45 kilometers south of the municipality of Paracatu, Brazil. The mine access from Paracatu is via the BR-040 highway. The Ambrosia Trend deposits are situated about 15 to 20 kilometers northeast of Paracatu. Access is via the MG-188 highway to the village of Santo Antônio.

History

Modern underground mining commenced in 1988 from the Morro Agudo mine. The Ambrosia Norte deposit was discovered in 1973, Ambrosia Sul in 2011, and Bonsucesso in 2014. Mining of the Ambrosia Sul deposit commenced in 2017.

Title, leases and options

Nexa Brazil owns 100.0% of the Morro Agudo project. The total Morro Agudo project area is about 80 kilometers long and 10 kilometers wide at the widest extent, and covers a significant strike extent of the lithologies that host mineralization at the Morro Agudo mine and along the Ambrosia Trend. Nexa Brazil holds two granted mining concessions in the Morro Agudo mine area of approximately 827.61 hectares, with a valid mining concession application for an additional area of approximately 618.50 hectares. In the Ambrosia Trend area, Nexa

Brazil has one granted mining concession (999.33 hectares), one mining concession application (1,320.56 hectares) and one exploration permit (262.13 hectares).

Mineralization

The Morro Agudo and Ambrosia Trend deposits are classified as examples of Irish-style sedimentary hosted deposits. Mineralization is hosted within a sequence of pelitic carbonate rocks belonging to the Morro do Calcário Formation that is part of the regional Vazante group. The deposits occur on the Brasília Fold Belt.

Both oxide and sulfide mineralization have developed in the Morro Agudo and Ambrosia Trend deposits. Oxide mineralization is primarily in the form of smithsonite and cerussite. Sulfide mineralization is primarily sphalerite and galena. The geological setting and understanding of the mineralization setting are adequately known to support mineral resource and mineralized material estimation and mine planning.

Operations and infrastructure

Exploration activities conducted to date have included geological mapping, rock chip, pan concentrate, stream sediment, and soil sampling, airborne and ground geophysical surveys and drilling.

All infrastructure required for the current Morro Agudo mining and processing operations has been constructed and is operational. This includes the underground mine, access roads, powerlines, water pipelines, offices and warehouses, process plant/concentrator, conveyor systems, waste rock facilities, temporary mill feed stockpiles and tailings storage facilities. Electric power is supplied by a regional energy supplier in the state of Minas Gerais.

In 2017, we spent US$18.6 million on this property, primarily associated with the development and maintenance of plant and equipment.

Production

The table below summarizes the Morro Agudo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
Treatment Ore (in tonnes)	1,054,692	1,018,969	1,006,917
Average Ore Grade
Zinc (%)	2.18	2.35	2.48
Lead (%)	0.69	0.92	0.98
Concentrate Production
Zinc concentrates (in tonnes)	53,004	58,003	60,031
Lead concentrates (in tonnes)	11,332	16,014	15,927
Metal Contained in Concentrate Production
Zinc (in tonnes)	20,969	22,688	22,922
Lead (in tonnes)	5,805	8,135	8,611
Cash Cost, After By-Product Credits (in US$/tonne)	1,644.3	1,336.2	1,347.9
Cash Cost, After By-Product Credits (in US$/lb.)	0.75	0.61	0.61
Capital Expenditures (in millions of US$)	18.6	8.6	3.6

Concentrate Sales

All of the metal produced by our mines is contained in concentrates. Our mining operations sell the concentrates that they produce to third parties and to our own smelters pursuant to arm’s length transactions. Each mine bears the cost of transporting the concentrate to the point of sale where the smelter or trader purchases the concentrate. The smelter or trader pays the mine for the percentage of metals contained in the concentrate, net of charges for treating the concentrate and refining the metals. The typical payable percentage is 85% for zinc contained in concentrate minus treatment charges. Mines that transfer all of their zinc concentrates to our own smelters (Vazante, Morro Agudo and Cerro Lindo) receive payment for the recoverable metal plus a premium, and only pay smelter conversion costs.

Growth projects

Brownfield and integration projects

The following table summarizes our brownfield and integration projects.

Project Name	Project Status	Estimated Start Date
Vazante Mine Deepening Project	Execution	2022
Ambrósia Trend	Execution	2017
Pasco Mining Complex	Operating	2019
Conversion to Jarosite Process	Completed feasibility study	2019

Vazante mine deepening project

One of our principal brownfield projects is the Vazante Mine Deepening Project, which we expect to extend the mine life of Vazante mine from 2022 until 2027. The total capital expenditures related to this project are estimated to be R$600.7 million or US$184.3 million, with US$108.0 million representing the total remaining investment necessary to conclude the project. This project began in 2013 and is forecasted to end in 2022. We are conducting exploration activities below the mine’s current level of operation. We believe this project will maintain the Vazante mine’s production at 135,000 tonnes of zinc per year until 2029. As part of this project, we plan to invest in ongoing exploration activities, infrastructure, including underground pumping station expansions, increasing the capacity of the ventilation system, emergency paths, dry stack tailings, access ramps, electrical networks and substations.

Ambrósia trend

We are working on developing research on the deposits and mineral occurrences within the Ambrósia Trend, part of the Morro Agudo project. This program aims to identify mineralization that can be mined in order to ensure the supply of zinc for the Três Marias smelter. Any mill feed material extracted will be sent for processing at the Morro Agudo plant located 70 km to the south.

The Ambrósia Sul project is part of the Ambrósia Trend program. The infrastructure for Ambrósia Sul is located at an industrial facility approximately 2.5 km away from the open pit mine. The facility includes an administrative support area, scales and a mechanical repair shop for mine equipment. The energy required for the operation is obtained through a 2.8 km long transmission line that has a 13.8 kilovolt connection. The line was constructed by the Companhia Energética de Minas Gerais, a partially state-owned company.

The total capital expenditures related to Ambrosia Sul project were R$62.3 million or US$19.2 million, which was primarily spent on the administrative support area and pre-strip mining of the Ambrósia Sul deposit and included all necessary infrastructure. During 2017, we completed the project. We expect to complete a final transmission line interconnection that was recently authorized by local energy agency in April 2018. In 2017, the Ambrósia Sul open pit produced 1.7 thousand tonnes of zinc and 0.2 thousand tonnes of lead. In 2018, the Ambrósia Sul open pit is expected to produce 8.4 thousand tonnes of zinc and 0.3 thousand tonnes of lead.

Pasco mining complex

The Pasco mining complex project involves the integration of the El Porvenir and Atacocha mines. The project is intended to capture synergies between the two mining operations resulting from their proximity and operational similarities, with the goal of obtaining costs and investment savings and reducing our environmental footprint.

The integration project is being developed through four stages. The first stage involved the administrative integration of both mines, which was completed in 2014 and involved US$41.7 million in expenditures. The second stage involved the integration of the tailing disposal system, which consolidated the operations of the two mines with a single tailing disposal system and thereby helped reduce the environmental footprint. This stage was completed in 2015 and the integrated tailing disposal system commenced operations in the beginning of 2016, with expenditures of US$22.0 million. The third stage, which was completed in 2016, involved the construction of a new energy transmission line with a 138 kilovolt connection that supplies both mines, replacing the prior 50 kilovolt transmission lines. We spent US$5.1 million during this third stage. The fourth and final stage consists of the integration of the underground operations and underground facilities at the two mines, which is expected to be completed in 2018. We expect to spend US$20.0 million in connection with the final stage, which includes US$14.0 million that we expect to spend for the development of the mine.

Conversion to Jarosite process

We intend to convert our Cajamarquilla smelter to the Jarosite process, which will allow for the recovery of a greater percentage of zinc. The conversion to Jarosite process is also attractive due to the positive market outlook for zinc. Amec Foster Wheeler has completed feasibility studies on the project, and we have decided to move forward with the construction phase of the project. In addition, an independent consultant performed crosschecks of the process route. Total capital expenditure for the conversion is estimated to be US$44.9 million, and the project is expected to be completed by September 2019.

The key variations from feasibility study to construction phase are due to additional improvements and changes in engineering development that resulted from the recommendations of experienced consultants in order to optimize the project’s results. The zinc recovery at Cajamarquilla is expected to increase from the current rate of 93.8% to 97.0% after completion of the project.

Greenfield projects

Project Name	Current Project Status	Projected Targeted Start Date
Aripuanã	Ongoing feasibility study	2020
Shalipayco	Exploration	2021
Magistral	Completed scoping study	2022
Hilarión	Exploration	N/A
Pukaqaqa	Completed scoping study	2023
Florida Canyon Zinc	Exploration	N/A
Caçapava do Sul	Ongoing preliminary economic assessment	2022

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this report, none of our greenfield projects have known reserves under Industry Guide 7.

Aripuanã

The Aripuanã project is owned by Mineração Dardanelos Ltda., a joint venture between Nexa Brazil (which holds a 62.3% interest), Nexa Peru (which holds a 7.7% interest) and Mineração Rio Aripuanã Ltda., a subsidiary of Karmin Exploration Inc. (which holds the remaining 30%). Aripuanã is an underground polymetallic project containing zinc, lead and copper, located in the State of Mato Grosso, Brazil, with a projected start date in 2020. The estimated aggregate capital expenditure required for this project is US$354.3 million.

Aripuanã shows characteristics of a Volcanogenic Massive Sulfide, or VMS, deposit similar to those found at Cerro Lindo. The pre-feasibility study stage was completed by Worley Parsons during 2017, and Nexa Resources approved the project to move forward to the feasibility study stage. SNC Lavalin is conducting the feasibility study on the development of an operation with a 5.0 ktpd ore mining and processing capacity, with construction approval expected in the fourth quarter of 2018. The environmental impact study for this project has been submitted to the SEMA/MT and is expected to be in its approval phase by the second quarter of 2018.

In 2017, we spent approximately US$6.6 million on the Aripuanã project—US$3.0 million on pre-feasibility studies and a further US$3.6 million on feasibility studies.

Shalipayco

The Shalipayco project is a joint venture between Nexa Peru (which holds a 75.0% interest) and Pan American Silver Corp. (which holds the remaining 25.0%), located in the Central Andes of Peru. It is a potential underground polymetallic project containing zinc, lead and silver deposits. This project consists of mining concessions with evidence of MVT mineralization, which is a deposit type similar to our Morro Agudo mine. The Shalipayco mineralization is mainly located within the Chambará formation that is part of the Pucará Group, considered the most important Peruvian location for MVT mineralization.

In 2017, we spent approximately US$6.4 million on this project, primarily relating to 36,134 meters of diamond drilling focused on resources expansion, geological mapping, surface targets follow-up, hydrogeological and mineralogical studies, project maintenance and permits.

RPA developed a preliminary economic assessment for this project in 2017. During 2018, we expect to perform further studies to improve the hydrogeological assessment and evaluate alternatives to process the ore from Shalipayco.

During 2018, we expect to start and finalize a scoping study, in compliance with our investment policies, allowing pre-feasibility, or PFS, level drilling to commence in late 2018.

Magistral

The Magistral mining project is located in the Ancash department in Peru and is intended to be an open pit copper mine. In 2016, ProInversión approved a feasibility study, which set forth production rates starting at 10.0 ktpd. Also in 2016, the MINEM approved an environmental impact assessment, or EIA, which allows us to expand our treatment capacity to up to 30.0 ktpd. In addition, in December 2016, we entered into an agreement with Activos Mineros S.A.C. and ProInversión for the transfer of mining concessions corresponding to the Magistral project from Activos Mineros to Nexa Peru.

To improve project revenue, we spent approximately US$0.6 million during 2017 to analyze further options and optimize plant size. Ausenco, an Australian firm, developed a scoping study compliant with Nexa’s investment policies and identified opportunities to improve project internal rate of return and net present value. Nexa approved the study in accordance with its governance policies. During 2018, we expect opportunities identified in the scoping study to be further developed to PFS level, consisting of drilling, bench testing and PFS-level studies. We expect the total budget for this phase to be US$9.0 million. PFS is expected to be approved by our board of directors in early 2019. Permits for PFS-level drilling have been recently issued by the Peruvian government.

Hilarión

The Hilarión exploration project is located 50 km south of the Antamina mine in the Ancash department in Peru and 230 km from Lima. It is a skarn mineral deposit made of vertical tabular orebodies containing sulfide zinc, lead, silver and copper deposits. The project concept is the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

In 2017, we spent approximately US$1.6 million on the Hilarión project, including project maintenance and permits. As of December 31, 2017, the Hilarión project has drilling totaling 243,960 meters in 597 diamond drill holes at the Hilarión deposit, in addition to drilling totaling 38,290 meters in 87 diamond drill holes at the El Padrino deposit.

Pukaqaqa

The Pukaqaqa project contemplates the development of an open pit copper and molybdenum mine, with gold credits. The mineralization is hosted by an epithermal breccia system that is associated with exo- and endoskarn alterations. Given the geological setting, it is likely that a porphyry copper system remains undiscovered below the currently explored geology which will be confirmed in the following exploration phases.

In 2015, the MINEM approved Pukaqaqa’s EIA, which allowed for treatment capacity of up to 30.0 ktpd. In 2017, we spent approximately US$0.6 million on the Pukaqaqa project to develop a scoping study by JRI, a Chilean engineering firm, in compliance with our investment policies. Nexa approved the study in late 2017. During 2018, we expect to start a PFS, following approval by our board of directors, during the second half of 2019. In 2018, we expect our primary activities at Pukaqaqa to consist of drilling and testing to better understand the deposits. Permits for PFS level drilling have been recently issued by the Peruvian government. The expected budget for the PFS is US$9.4 million.

Florida Canyon Zinc

The Florida Canyon Zinc project is owned and operated by Minera Bongará S.A., a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitaria Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2017, Nexa Peru owns a 61.0% interest in this joint venture, which may increase up to 70.0% upon Nexa Peru’s satisfaction of certain funding conditions. Florida Canyon Zinc is an advanced mineral exploration project comprised of sixteen contiguous mining concessions, covering approximately 12,600 hectares.

In 2017, we spent approximately US$0.7 million on this project. A large drilling operation took place in 2012, when we invested US$4.5 million in order to improve the project’s ore classification. As of December 31, 2017, Florida Canyon Zinc has 117,260 meters of drilling in 486 diamond drill holes, which supported the report that was finalized in December 2015.

In January 2017, Solitario engaged SRK Consulting to complete a preliminary economic assessment on Florida Canyon Zinc, which was completed in the second quarter of 2017. However, since late 2017, we have been working to complete exploration and project activities in line with our investment policies to begin a scoping study. As of December 31, 2017, we have completed the construction of 26 km, out of a total of 50 km, in access roads for drilling purposes, reducing logistics costs.

Caçapava do Sul

The Caçapava do Sul project is owned and operated by Mineração Santa Maria Ltda., a subsidiary of Nexa Brazil. Nexa Brazil and Mineração Iamgold Brasil Ltda. have entered into a joint venture agreement pursuant to which Mining Iamgold Brasil Ltda. has the option to acquire up to a 25.0% equity interest in Mineração Santa Maria Ltda. Mineração Santa Maria Ltda. holds a 100.0% interest in the mineral rights of the Caçapava do Sul project. The Caçapava do Sul project is a polymetallic project that has the potential to be mined by open pit methods.

In 2017, we spent approximately US$3.7 million on the Caçapava do Sul project, drilling 24,115 meters in 69 holes.

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Aripuanã

The most recent exploration authorization was granted in 1996 and was valid for 3 years. An environmental impact assessment was submitted to SEMA/MT in 2017. On April 25, 2018, SEMA/MT granted the preliminary environmental license for the Aripuanã project after the approval by the Environmental State Council. The license certifies that the project complies with the environmental requirements of projects with similar characteristics and represents an important milestone for the implementation of the Aripuanã project.

Shalipayco

The most recent exploration authorization was approved in 2016, and expired in March 2018. A new environmental impact assessment for exploration was submitted for approval by a local environmental agency in November 2017 and is expected to be approved by October 2018. We expect to focus on other studies that do not require environmental impact assessments in the interim, including hydrogeological, metallurgical, geological modeling and conceptual engineering studies.

Magistral

The most recent exploration authorization was approved in February 2017 and expired on December 1, 2017. An environmental impact assessment was approved in 2016 and grants additional exploration rights to us. The environmental impact assessment is valid until 2019 and is subject to renewal for an additional two years.

Hilarión

The most recent exploration authorization was approved in 2014 and is valid until 2022. In 2017, a new environmental impact assessment was granted for the El Padrino deposit. We are also in the process of obtaining a license to begin a drilling program in 2018.

Pukaqaqa	The most recent exploration authorization was approved in 2015 and is valid until 2020.
Florida Canyon Zinc	The most recent exploration authorization was approved in 2016 and expired in 2017. We expect to obtain a new exploration permit in mid-2018.
Caçapava do Sul

The most recent exploration authorization was approved in 2014. An environmental impact assessment was submitted in 2016 to the Fundação Estadual de Proteção Ambiental Henrique Luiz Roessler and we expect to receive approval in 2018.

SMELTING OPERATIONS

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity	Metallic Zinc Production in 2017		Zinc Oxide Production in 2017	Other Products
				(in tonnes of refined metal per year)	(in tonnes of zinc content)		(in tonnes of zinc content)
Cajamarquilla	Peru	RLE	Metallic zinc (SHG, CGG jumbos and alloys)	335,000	309,925		—	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac) and zinc oxide	190,000	185,829	(1)	30,827	Cadmium briquettes
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	89,000	87,319	(2)	—	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				614,000	583,073		30,827

(1)                                 Including 29,335 tonnes of zinc ashes and drosses, as well as metallic zinc used in the production of zinc oxide, zinc granules and zinc powder. Does not include zinc cathode from Juiz de Fora.

(2)                                 Including 2,453 tonnes of zinc ashes and drosses and 3,601 tonnes of zinc cathodes transferred to Três Marias.

Notes: RLE means roast-leach-electrowin.

Alloys are zinc-based products with the addition of up to 1.0% of a specified metal, which are primarily used in the galvanizing market.

Special alloys are zinc-based products with addition of specified metals, which are primarily used in galvanizing market.

Zamac is a zinc-based product with the addition of specified metals, which are primarily used in the die casting market.

Zinc contained in smelting products sold

The tables below provide key information for the periods indicated regarding refined zinc products, such as the typical grade of zinc in each line of products, total volumes sold and zinc contained in each line of product sold.

Metallic zinc

		Standard Zinc	Product Volume Sold for the Year Ended December 31,			Zinc Contained in Product Volume Sold for the Year Ended December 31,
Product	Content	Content	2017	2016	2015	2017	2016	2015
				(in tonnes)		(in tonnes)
SHG	Zinc	99.995%	336,065	343,761	366,149	336,049	343,744	366,131
CGG Jumbos	Zinc	99.5%	160,151	169,197	138,415	159,350	168,351	137,723
Alloys	Zinc, other metals	99.3%	49,475	49,699	43,179	49,129	49,351	42,877
Zamac	Zinc, Aluminum, Magnesium, Copper	94.5%	9,727	10,448	12,536	9,192	9,873	11,847
Total			555,419	573,105	560,279	553,720	571,319	558,578

Zinc oxide

		Standard Zinc	Product Volume Sold for the Year Ended December 31,			Zinc Contained in Product Volume Sold for the Year Ended December 31,
Product	Content	Content	2017	2016	2015	2017	2016	2015
				(in tonnes)			(in tonnes)
Zinc oxide	Zinc, Oxygen	80.0%	38,472	37,386	34,804	30,777	29,909	27,843

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America and the only zinc smelter in Latin America outside Mexico, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 335,000 tonnes, the Cajamarquilla smelter produced 309,925 tonnes in 2017. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

The Cajamarquilla smelter produces zinc primarily from zinc concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2017, the Cajamarquilla smelter consumed approximately 328.0 thousand tonnes of zinc contained in concentrates. In 2017, 42.6% of the zinc contained in concentrates used by the Cajamarquilla smelter was sourced from our mines in Peru and 57.4% was purchased from third parties.

In 2017, the Cajamarquilla smelter sold approximately 312.0 thousand tonnes of metallic zinc, of which 32.0% of the volume was sold to Latin America (including Mexico), 22.0% to Europe, 18.0% to the United States and Canada, 3.0% to international traders, 19.0% to Asia and 6.0% to Africa. The Cajamarquilla smelter also produces jumbo and zinc alloy, sulfuric acid, silver concentrate, copper cement and cadmium sticks. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Cajamarquilla for the periods indicated.

	For the Year Ended December 31,
	2017	2016	2015
Input (in tonnes)
Zinc Contained in Concentrate from Our Mines	139,967	133,179	120,394
Zinc Contained in Concentrate from Third Parties	188,318	212,658	233,714
Secondary Raw Material	654	—	—
Total Inputs	328,939	345,837	354,108
Zinc Recovery (%)	95.5	93.8	93.0

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 250km from the Morro Agudo mine and 253 km from the Vazante mine, and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from the Morro Agudo mine, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operations of the Vazante and Morro Agudo mines, and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 190,000 tonnes per year. Production in 2017 totaled 185,829 tonnes of zinc.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2017, this smelter consumed approximately 196.0 thousand tonnes of zinc contained in concentrates and one thousand tonnes of secondary raw material.

In 2017, Três Marias sold approximately 161.0 thousand tonnes of metallic zinc and 38.5 thousand tonnes of zinc oxide, of which 81.0% of the volume was sold to Latin America (including Mexico), 14.0% to international traders, 2.0% to Africa, 2.0% to Asia and 1.0% to Europe. The Três Marias smelter also produces jumbo, zinc alloys and cadmium briquettes. These products are sold to international traders and local customers.

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed and fertilizer industries. In 2017, the production of zinc oxide was approximately 39.0 thousand tonnes, corresponding to 31.0 thousand tonnes of zinc content. In zinc content, approximately 74.0% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 26.0% of raw material from third parties, in the form of dross and skims, for the production of zinc oxide as well as the generation of by-products.

The following table presents the historical concentrates processed and zinc recovery rate in Três Marias for the periods indicated.

	For the Year Ended December 31,
	2017	2016	2015
Inputs (in tonnes)(1)
Zinc Contained in Concentrate from Our Mines	181,334	193,516	191,183
Zinc Contained in Concentrate from Third Parties	14,442	5,790	—
Secondary Raw Material	717	1,231	1,190
Total Inputs	196,493	200,536	192,373
Zinc Recovery (%)	94.7	94.8	94.4

(1)              Impacted by higher secondary raw material consumption and concentrates with contaminants (mainly iron and arsenic).

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 89,000 tonnes per year. In 2017, Juiz de Fora produced 87,319 tonnes of metallic zinc. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc from zinc concentrates and recycled zinc secondary feeds. In 2017, this smelter consumed 75.0 thousand tonnes of zinc contained in concentrates and 19.0 thousand tonnes of zinc from secondary raw material and secondary sources.

In 2017, the Juiz de Fora smelter sold approximately 81.8 thousand tonnes of metallic zinc, of which 87.0% of the volume was sold to Latin America (including Mexico) and 13.0% to international traders. This smelter also produces zinc alloy, zinc shot, sulfuric acid, sulfur dioxide, silver concentrate and copper sulfate. The following table presents the historical concentrates processed and zinc recovery rate in Juiz de Fora for the periods indicated.

	For the Year Ended December 31,
	2017	2016	2015
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	43,257	57,731	60,519
Zinc Contained in Concentrate from Third Parties	32,228	17,030	11,425
Secondary Raw Material	19,096	16,773	15,239
Total Inputs	94,581	91,534	87,183
Zinc Recovery (%)	90.7	92.7	92.3

OTHER OPERATIONS

Transportation and shipping

Concentrates in our mines

Our Cerro Lindo operation transports 100.0% of its concentrates by road. The concentrates are trucked in a dedicated fleet through the Panamericana Sur road to the port of Callao that is approximately 255 km north, or to the Cajamarquilla smelter. This transportation is covered by long-term contracts entered with two trucking companies, Transaltisa S.A. and Servicios Generales Saturno S.A.C.

Our Atacocha and El Porvenir operations use both road and rail transportation. The concentrates are trucked through the Carretera Central road to the port of Callao that is approximately 315 km west, or to the Cajamarquilla smelter. We also use railway transportation to secure logistic availability and maintain high environmental standards. Our use of railway transportation is covered by a long-term contract entered with Ferrocarril Central Andino S.A., or FCCA, an exclusive concessionary of the Peruvian government for the central line rail system.

The zinc concentrate produced in the Cerro Lindo, Atacocha and El Porvenir mines supply both our Peruvian and Brazilian smelters, as well as third-party customers, while the lead and copper concentrates produced by these mines are transported to third-party customers from the port of Callao. Our smelters use zinc concentrate supplied from our mines and from third-party suppliers to meet the blending needs of each smelter.

The Peruvian zinc concentrate supplied to the Brazilian smelters is loaded in bulk 25,000 tonne shipments and sent to the Port of Rio de Janeiro, where it is cleared through customs and then loaded into railcars to the Juiz de Fora smelter or into trucks and railcars to the Três Marias smelter. The ocean freight for this Peruvian zinc is covered by a long-term freight contract with Daiichi Chuo Kisen Kaisha.

All the zinc concentrates produced at our Vazante and Morro Agudo mines are transported by road to the Três Marias smelter using two trucking companies. These mines also produce lead and lead/silver concentrates, which are loaded into containers at the mine and are transported using trucks and trains to the Sepetiba Tecon Port, in Itaguaí, Rio de Janeiro. The lead and lead/silver concentrates are then shipped to customers in Asia in accordance with our annual contracts with container shipping lines.

Smelters

The metallic zinc produced in the Cajamarquilla smelter is transported by train to a terminal near the port of Callao. The material intended for the Peruvian domestic market is distributed by truck from this terminal, while exports to foreign markets are loaded into containers and transported by truck from this terminal to the port of Callao.

The metallic zinc produced in the Juiz de Fora and Três Marias smelters is transported by truck for either local customers or exports. In the case of exports, the material is transported to terminals near the ports of Rio de Janeiro or Sepetiba, both in the state of Rio de Janeiro, or the port of Santos, in the state of São Paulo. The material is then loaded into containers at the terminal and transported to the ports by truck, where it is shipped to customers abroad.

The metallic zinc and zinc oxide production process in our smelters also produces byproducts. The most relevant byproducts are sulfuric acid and silver concentrate. Sulfuric acid produced in the Cajamarquilla smelter is loaded into dedicated FCCA tank railcars and transported to Depositos Químicos Mineros S.A., or DQM, where it is stored. The sulfuric acid is then loaded in bulk into chemical ship-tanks destined to our customers and discharged at the Chilean ports of Mejillones, Barquito and Michilla. The silver concentrate produced in the Cajamarquilla and Juiz de Fora smelters is loaded into containers and are dispatched to the port of Callao in Peru or to the port of Sepetiba in Brazil.

We ship all our refined zinc and silver concentrate exports in containers. Transportation of this material is covered by annual agreements with the liner shipping providers, including Hamburg Süd, Mediterranean Shipping Company and Hapag Lloyd, which are responsible for 75.0% of these shipments.

Since 2009, we have participated in joint bidding arrangements with other companies that are part of the Votorantim Group (such as Fibria Celulose S.A., Citrosuco S.A. Agroindústria and CBA) to obtain competitive rates on container ocean freight rates. We aggregate our anticipated shipping volumes with those of the aforementioned companies and jointly negotiate the terms of the ocean freight rate with container shipping companies based on this aggregate volume, thereby benefiting from economies of scale. In 2016, we jointly negotiated ocean freight rates covering more than 30,000 containers for the aforementioned companies.

Sales and marketing

We sell most of our products through supply contracts with terms between one and four years. Only a small portion of our products is sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF and FOB terms. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end-users and global traders. As a result, we can obtain competitive commercial terms for our products in the long-term. In 2017, our top 10 metallic zinc and zinc oxide customers represented approximately 50.0% of the total sales volume for such products, with our top 10 zinc oxide customers representing 72.0% of the total sales volume for that product, and our top three concentrate customers represented approximately 2.0% of the total sales volume for such products, in each case excluding intercompany sales.

Concentrates

In 2017, the majority (approximately 98.0%) of our total production volume of zinc concentrates went to our smelting operations in Peru and Brazil. In 2017, we sold 8,863 tonnes of zinc contained in concentrates produced from our Peruvian operations to third-party customers. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements, and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2017, 60.8% of the total zinc contained in concentrate consumption in our smelters was produced by our mines and 39.2% was purchased from third parties.

Refined metals

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•                  São Paulo, Brazil;

•                  Lima, Peru;

•                  Houston, United States; and

•                  Luxembourg.

We hold a leadership position in our home market, Latin America (including Mexico), with a market share of 54.0% in 2017. In other regions, we hold a strategic position, with market share of 15.0% in Africa, 5.0% in North America, 3.0% in Europe and 1.0% in Asia. In recent years, we have increased our sales of metallic zinc and zinc oxide to end-users in attractive markets, consolidating a commercial network in place to support volume growth.

In 2017, 75.6% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 24.4% of our total sales were to international traders. Our products are sold to end-users in the transport, construction, infrastructure, consumer goods and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2017, 56.0% were to Latin America (including Mexico), 12.0% to Europe, 10.0% to the United States and Canada, 4.0% to Africa and 11.0% to Asia, with the remaining 8.0% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month prior to shipment.

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 30 different by-products, most of which are sold locally based on the characteristics of each market or region.

Power and energy supply

Peru

With respect to our Peruvian operating units, we obtain 96.2% (1,765.15 GWh) of the electricity for our operations from the SEIN and 3.8% (69.80 GWh) from our own hydroelectric power plants. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 10,568 kilowatts, or KW. We also receive our energy from third parties through electricity supply contracts. Our Cerro Lindo, El Porvenir and Atacocha units have electricity supply contracts with Statkraft Perú S.A., which cover 100.0% (272.54 GWh), 80.4% (97.62 GWh) and 40.5% (31.29 GWh) of their electricity requirements, respectively. These contracts expired in December 2017, and the entities agreed to enter into new agreements with Engie Energia Peru S.A., which are valid until December 2019. The Cajamarquilla unit entered into a long-term electricity supply contract with Engie Energía Perú S.A. (formerly Enersur S.A.) on March 2017 and has a supply contract with Enel Generación Perú S.A.A. (formerly Edegel S.A.A.). Both contracts expire in December 2019 and cover approximately two-thirds and one-third, respectively, of Cajamarquilla’s total electricity demand.

The following table sets forth the energy sources and electricity consumption with respect to our Peruvian operating units in 2017.

Operating Unit	Energy Source	Total Energy Consumed in 2017 (GWh)	Percentage of Total Energy Usage in 2017
Cerro Lindo	Third Party (Statkraft Perú S.A.)	272.54	15.4%
El Porvenir	Third Party (Statkraft Perú S.A.)	97.62	5.5%
Atacocha	Third Party (Statkraft Perú S.A.)	31,29	1.8%
Cajamarquilla	Third Party (Engie Energia Perú S.A.)	812.545	46.0%
Cajamarquilla	Third Party (Enel Generación Perú S.A.)	551.326	31.2%
Total Energy Usage	Third Party	1,765.15	96.2%
El Porvenir	Own Power Plant (Candelaria)	23.83	34.2%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	45.97	65.9%
Total Energy Usage	Own Power Plant	69.80	3.8%

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.2 MW. During 2017, El Porvenir consumed 23.83 GWh, which represented approximately 20.0% of the energy usage of the unit.

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga river. The plant has been operating since 1953 and its installed rated capacity is 5.4 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1937, and was overhauled in 1984, increasing its installed rated capacity of 1.0 MW. During 2017, Atacocha consumed 45.97 GWh from these plants, which represented approximately 59.0% of the energy usage of the mine.

Brazil

With respect to our Brazilian operations, as of December 31, 2017, the power and energy supply comes from five hydroelectric plants in which our subsidiary Pollarix S.A., or Pollarix, has directly or indirectly the following interests: a 21.0% equity participation in the consortium Enercan (Campos Novos hydroelectric power plant), 100.0% ownership of the hydroelectric power plant Picada located in Minas Gerais, a 12.6% equity participation in the consortium Amador Aguiar I, a 12.6% equity participation in the consortium Amador Aguiar II and a 23.9% equity participation in the consortium Igarapava. These consortiums have hydroelectric power plants in the states of Minas Gerais and Santa Catarina. Igaparava provides electricity exclusively to Vazante and Três Marias, while the other four sources (Picada, Amador Aguiar I and II and Campos Novos) provide electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora). As of December 31, 2017, we expect these sources to provide 100.0% of the expected energy consumption of our Brazilian operations over the medium term.

The only activity of Pollarix is to own our energy assets, selling energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are owned by our shareholder VSA and/or its affiliates. Under the terms of the preferred shares, VSA is entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares. See “Operating and financial review and prospects—key factors affecting our business and results of operations—Energy costs.”

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2017.

Operating Unit	Energy Source	Power Plant	Percentage of Pollarix Ownership	Total Energy Consumed in 2017 (GWh)	Percentage of Total Energy Usage in 2017
Morro Agudo, Vazante, Três Marias and Juiz de Fora	Enercan Consortium	Campos Novos	21.0%	672.9	45.4%
	Picada	Picada	100.0%	184.8	12.5%
	Amador Aguiar I	Amador Aguiar I	12.6%	133.6	9.0%
	Amador Aguiar II	Amador Aguiar II	12.6%	114.7	7.7%
	Votener	N/A	N/A	151.4	10.2%
Vazante and Três Marias	Igarapava	Igarapava	23.9%	224.1	15.1%
Total Energy Usage	—	—	—	1,481.4	100.0%

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River. The plant has an installed capacity of 880 MW and has been authorized by ANEEL, to produce 377.90 MWavg. During 2017, the plant generated a total of 3,310.40 GWh. 21.0% of the total generation is allocated to our operating plants. During 2017, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 672.9 GWh from Campos Novos, which represented approximately 45.4% of our total energy usage.

Picada

Picada is a hydroelectric plant located along the Peixe River. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 27 MWavg. During 2017, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 184.8 GWh, which represented 12.5% of our total energy usage.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 130.51 MWavg. During 2017, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 224.1 GWh from Igarapava, which represented approximately 15.1% of our total energy usage.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 155 MWavg. During 2017, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 133.6 GWh, which represented 9.0% of our total energy usage.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 131 MWavg. During 2017, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 114.7 GWh, which represented 7.7% of our total energy usage.

Sustainability initiatives

Nexa Resources has an integrated management system based on the ISO 14,000 series of environmental management standards, with an emphasis on the control of specific risks for mining. This system includes sustainability guidelines for new projects, including meeting the corporate goals of eight material issues: waste, energy and emissions, water, local development, health and safety, people, human rights and decommissioning. To ensure that project managers are aligned with these guidelines, the process includes an assessment of the phase change of a project, aligned with project management methodology front-end loading.

Research and development

We seek to encourage innovation within the metals and mining sector. We do so with programs aimed at developing new solutions for, among other things, increasing ore levels, optimizing transportation and logistics processes, stimulating cost-efficiency and reducing waste in mining sites.

Cybersecurity

We rely on our information technology systems and automated machinery to effectively manage our production processes and operate our business. Nexa Resources’ information technology systems are integrated into the information technology infrastructure shared by the companies of the Votorantim Group, which reduces cost and leverages synergies across businesses units.

Our information technology systems may be vulnerable to damage or interruption from cyberattacks and other security breaches. To reduce the exposure to cyberattacks, we have procedures in place to prevent and minimize the impact of a potential cyberattack, including a disaster recovery system, a backup site for our enterprise resource planning system, and 24/7 monitoring of our manufacturing enterprise and legacy systems. Overall, we have 160 applications that support our operations for purposes of protecting against cyberattacks. We have incorporated antivirus, anti-malware, intrusion prevention and detection, firewall and registry inspection measures into our information technology operations, as well as a regular vulnerability test that assesses the threat of cyberattacks. Finally, we have programs in place aimed towards improving our information security policy, access control procedures, business continuity management and data loss prevention measures. Our cybersecurity and data protection measures also consider the relevant regulatory regimes, including the European Union GDPR, which will come into effect in May 2018.

Health, safety and environmental compliance

Health and safety in the workplace are among our highest priorities, and our policies and procedures seek to eliminate accidents. We have sought to improve our safety record in conformity with standards in the mining industry. In 2017, our total recordable injury frequency rate was 2.46, compared to 2.25 in 2016 and 2.27 in 2015. This rate is defined as the number of injuries with and without lost time compared to millions of man hours worked. In 2017, our lost worktime incident rate was 1.16, compared to 0.73 in 2016 and 0.81 in 2015. This rate is defined as the number of injuries with lost time compared to millions of man hours worked. Our severity rate for 2017 was 1,384, compared to 510 in 2016 and 318 in 2015.To calculate the severity rate, we consider the sum of lost, transported and debited days, divide this figure by the total number of man hours worked and multiply the resulting number by 1,000,000.

Mining is an inherently dangerous activity that involves substantial risks. We have had seven fatalities at our operations in 2017. Following these occurrences, we conducted a comprehensive review, and our board of directors approved a plan intended to prevent fatalities and reduce the frequency and severity of injuries. Some of the initiatives of this plan include leadership development, training for our employees and third-party contractors and preventive procedures, such as digital mining and our automation plan. Below is a summary of the fatal accidents that occurred in our operations in 2017.

•                  On January 25, 2017, an employee of Ingenieros Civiles Mineros y Metalurgistas S.A., one of our contractors, suffered a fatal accident due to falling rocks while undertaking work underground in El Porvenir.

•                  On March 8, 2017, an employee of Unión de Concreteras S.A., one of our contractors, suffered a fatal accident after being struck by a piece of heavy machinery in Atacocha’s underground mine site.

•                  On March 18, 2017, an employee of EIMEM S.A.C., one of our contractors, suffered a fatal accident inside the automatic sampler located at a conveyor belt in El Porvenir while performing plant maintenance activities.

•                  On March 22, 2017, an employee of Industrial Soluciones S.A.C., one of our contractors, suffered a fatal accident due to an electric discharge while performing electrical maintenance activities in Cajamarquilla.

•                  On May 10, 2017, an employee of Unión de Concreteras S.A. suffered a fatal accident after falling into a ventilation shaft in Cerro Lindo.

•                  On October 15, 2017, an employee of Martinez Contratistas e Ingeniería S.A., one of our contractors, suffered a fatal accident due to an incident involving a heavy truck while performing mechanical maintenance in Atacocha.

•                  On December 5, 2017, an employee of SF Services Industrial, one of our contractors, suffered a fatal accident due to an incident involving hydroblasting in Juiz de Fora.

Pursuant to applicable Peruvian law, the occurrence of more than two fatalities at the same mining unit within the last 12 months entitles the relevant government authorities to order a special inspection. After such inspection, if fatal accidents continue to occur in the same mining unit, authorities may order the total or partial preventive suspension of activities to conduct an emergency review of the occupational health and safety management in that mining unit.

To improve the management of our preventive care and healthcare programs, all of the Brazilian units implemented the Systems Applications and Products system module for hygiene and occupational health. In the case of Peru, the implementation of this system is planned for 2018. In 2016, a steering committee for occupational health and hygiene was created at the Três Marias unit. It was designed to be a pilot project and was subsequently replicated at our other units during 2017.

RESERVES

Disclosure of mineral reserves

This report contains disclosure that has been prepared in accordance with the requirements of Industry Guide 7 promulgated by the SEC, or Industry Guide 7.

As a reporting issuer in Canada, we are subject to National Instrument 43-101—Standards of Disclosure for Mineral Projects, or NI 43-101, which is an instrument administered by the provincial and territorial securities regulatory authorities that governs how issuers in Canada disclose scientific and technical information about their mineral projects to the public. NI 43-101 imposes certain requirements in respect of such disclosure, including the requirement to have prescribed information prepared by, or under the supervision of, a qualified person and the filing of NI 43-101 technical reports in the prescribed circumstances. We reference those reports in this report for informational purposes only, and such reports are not incorporated herein by reference.

NI 43-101 requirements differ significantly from the requirements under Industry Guide 7. Among other things, Industry Guide 7 does not contemplate the term “resource,” and the requirements under Industry Guide 7 for identification of “reserves” are not the same as the requirements under NI 43-101. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves; and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” calculated in accordance with Canadian requirements may not qualify as “reserves” under Industry Guide 7 standards.

Descriptions in this report of our mineral deposits prepared in accordance with Industry Guide 7, as well as similar information provided by other issuers in accordance with Industry Guide 7, may not be comparable to similar information prepared in accordance with NI 43-101 that is presented elsewhere outside of this report.

Disclosures of mineral reserves in this report have not been adjusted to reflect our ownership interest of the entities that ultimately own the assets. The information includes each mine, smelter and project of our consolidated subsidiaries, presented as a whole; however, we do not own undivided equity interests in certain of these mines and projects.

For a table summarizing the mineral reserves estimates prepared in accordance with Industry Guide 7 for our mines, see “—Mining operations” below. For the meanings of certain technical terms used in this report, see “Glossary.”

Presentation of information concerning reserves

The estimates of proven and probable ore reserves at our mines and projects and the estimates of mine life included in this annual report have been prepared by our staff of experienced geologists and engineers, unless otherwise stated, and in accordance with the technical definitions established by the SEC. Under the SEC’s Industry Guide 7:

•                  Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•                  Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•                  Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

We periodically revise our reserve estimates when we have new geological data, economic assumptions or mining plans. During 2017, we performed an analysis of our reserve estimates for certain operations, which is reflected in new estimates as of December 31, 2017. Reserve estimates for each operation assume that we either have or expect to obtain all of the necessary rights and permits to mine, extract and process mineral reserves at each mine. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to reserves and reserve estimates, see “Risk factors—Risks related to our mining reserves.”

Our reserve estimates are based on certain assumptions about future prices. We have determined that our reported reserves could be economically produced if prices for the products identified in the following table were equal to the three-year average historical prices through December 14, 2017. For this purpose, we used the three-year historical average prices set forth in the following table.

Commodity	Three-year average historical price(1)
Zinc	US$2,297 per tonne

Lead	US$1,986 per tonne

Copper	US$5,490 per tonne

Silver	US$16.63 per oz.

Gold	US$1,222 per oz.

(1) Reserves prices were updated on different prices, each calculated on the basis of the average price of the previous three years. For more information, see the footnotes to the table of reserves estimates below.

Mining operations

The following table shows our estimates of mineral reserves prepared in accordance with Industry Guide 7 and other information about our mines as of December 31, 2017. The Atacocha mine and the Morro Agudo mine do not have known reserves under Industry Guide 7.

				Grade					Contained Metal Content
	Ownership Interest(1)	Class	Total	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)		(millions of tonnes)	(%)	(%)	(g/tonne)	(%)	(g/tonne)	(thousands of tonnes)	(thousands of tonnes)	(kg)	(thousands of tonnes)	(kg)
Cerro Lindo Mine(2)	80.16%	Proven	34.10	1.83	0.64	20.6	0.21	—	624.1	219.1	702,506	71.6	—
		Probable	20.53	1.83	0.71	22.0	0.20	—	375.9	145.7	451,666	41.9	—
		Subtotal	54.63	1.83	0.67	21.1	0.21	—	1,000.0	364.9	1,152,745	113.6	—
El Porvenir Mine(3)	80.16%	Proven	8.67	3.11	0.17	57.1	1.02	—	269.9	14.7	495,337	88.3	—
		Probable	11.39	3.43	0.20	53.8	0.99	—	390.4	22.8	613,467	113.2	—
		Subtotal	20.06	3.29	0.19	55.3	1.00	—	660.2	37.4	1,108,804	201.5	—
Vazante Mine(4)	100%	Proven	10.32	10.53	—	19.0	0.30	—	1,087.0	—	196,094	31.3	—
		Probable	7.79	9.93	—	14.0	0.25	—	773.5	—	109,104	19.6	—
		Subtotal	18.11	10.27	—	16.8	0.28	—	1,860.5	—	304,313	50.8	—
Total		Proven	53.09	3.73	0.44	26.3	0.36	—	1,980.9	233.8	1,393,936	191.1	—
		Probable	39.72	3.88	0.42	29.6	0.44	—	1,539.8	168.5	1,174,236	174.8	—
		Total	92.81	3.79	0.43	27.7	0.39	—	3,520.8	402.3	2,568,173	365.9	—

Notes: Totals may not sum due to rounding.

(1)         The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral reserve estimates of our consolidated subsidiaries and of our joint ventures, certain of which are not wholly-owned, as set out in this ownership interests column.

(2)         The reserve estimates with respect to Cerro Lindo mine were prepared under the supervision of Amec Foster Wheeler, an independent mining consultant. Mineral reserves are reported within engineered stope outlines assuming the following underground mining methods: sublevel open stoping (SLOS) or vertical retreat mining (VRM) with paste backfill, and mechanized drift and fill/cut and fill (D&F/C&F) with paste backfill. Typical SLOS stopes are 20 m high x 20 m long x 30 m deep. Typical D&F/C&F rooms are 4 m x 4 m. Mineral reserves incorporate dilution and mining recovery. Mineral processing by flotation concentration is assumed. Mineral reserves are reported at different net smelter return (NSR) cut-off values, depending on the mining method used: for SLOS/VCM with paste backfill, the NSR cutoff is US$29.11/t; for D&F/C&F, the NSR cut-off is US$40.28/t. The NSR calculations are based on head grade and historical plant performance. Metal prices used for the NSR calculation are three-year trailing average: zinc: US$2,297/t (US$1.04/lb.); lead: US$1,986/t (US$0.90/lb.); copper: US$5,490/t (US$2.49/lb.); and silver: US$16.63/oz. NSR calculations are based on polynomial equations for each of the concentrate elements, and incorporate considerations of sliding smelter payments that vary depending on the grade of the concentrate. The average NSR of the mineral reserve is calculated to be US$65/t. Nexa has entered into a silver streaming agreement with Triple Flag, beginning in December 2016. The result is that revenues from silver sales will be lower than assumed price. The reduced silver revenue has not been considered in NSR calculations or cut-off grade but is not expected to materially affect the estimates. The revenue reduction has been included in our financial analysis.

(3)         The reserve estimates with respect to El Porvenir mine were prepared by SRK Consulting, an independent mining consultant. Mineral reserves are reported within engineered stope outlines assuming mechanized C&F underground mining method with hydraulic and detritic backfill. Typical C&F stopes are 5 m high. Mineral reserves incorporate dilution and mining recovery. Mineral reserves are reported at US$40.94/t NSR cut-off. NSR cut-off is calculated based on the LOM costs: mining US$24.25/t, process US$6.37/t and other costs US$10.32/t. Metal prices used for the NSR calculation are three-year trailing average: zinc: US$2,116 /t, lead: US$1,918/t, copper: US$5,664/t, silver: US$17.05/oz. NSR is calculated using stope head grades, after application of modifying factors;  including as calculation parameters: estimated metallurgical recovery and commercial terms (TC, RC, payable percentages, deductions, penalties and freight cost). Mineral processing by flotation concentration is assumed. Metallurgical recoveries are based on a recovery versus head grade curve, supported by historical plant performance.  Average process plant recoveries for zinc, lead, copper and silver are 90.8%, 82.1%, 32.8% and 64.9%, respectively.

(4)         The reserve estimates with respect to Vazante mine were prepared under the supervision of Amec Foster Wheeler, an independent mining consultant. Mineral reserves are reported within engineered stope outlines assuming the following underground mining methods: SLOS, VRM with rock backfill, and mechanized C&F with rock backfill. Typical stope dimensions are 30 m high x 60 m long x 8 m deep. A minimum mining width of 4 m is applied to all stopes. Typical C&F rooms are 4 m x 4 m. Mineral reserves incorporate dilution and mining recovery factors. All mineral reserves are reported at a net smelter return (NSR) cut-off value independent of the mining method. SLOS/VRM and C&F are reported with an NSR cutoff of $US$57.78/t. Mineral processing by flotation concentration is assumed. The NSR calculations are based on head grade mill recoveries of 84.2%, 20.6% and 36.3% for zinc, lead and silver, respectively. Metal prices used for the NSR calculation are three-year trailing average: zinc: US$2,297/t (US$1.04/lb.); lead: US$1,986/t (US$0.90/lb.); copper: US$5,490/t (US$2.49/lb.); and silver: US$16.63/oz. NSR calculations are based on polynomial equations for each of the concentrate elements, and incorporate considerations of sliding smelter payments that vary depending on the grade of the concentrate.

CAPITAL EXPENDITURES

Our capital expenditures from January 1, 2015 through December 31, 2017 totaled US$567.7 million and we have budgeted US$280.4 million for 2018 for investments in projects that are currently underway, reflecting a 41.9% increase compared to our 2017 investment budget. The following table sets forth our capital expenditures for the periods indicated.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Capital Expenditures
Expansion(1)	48.8	41.4	35.8
Vazante Mine Deepening Project	30.1	15.8	14.9
Ambrósia	11.8	5.0	1.7
Extremo Norte	0.6	8.4	9.7
Shalipayco	—	—	—
Aripuanã	3.6	—	5.6
Magistral	—	4.0	—
Others	2.7	8.0	3.9
Modernization	21.4	19.6	15.3
Projects to reduce operating costs	6.0	4.2	0.7
Projects to improve product quality	4.6	5.7	7.5
Projects for operational gains	8.8	7.6	4.7
Others	1.8	2.1	2.4
Sustaining	59.4	54.1	49.0
Equipment replacement	15.9	9.5	—
Equipment updates	5.8	8.3	6.9
Mining equipment replacement	12.8	18.4	13.6
New equipment installation	13.7	0.7	5.5
Others	11.1	17.2	23.0
Health, Safety and Environment	62.1	58.5	72.9
Electrical substation	36.3	9.8	4.7
Firefighting systems	5.1	1.0	1.2
Waste treatment	11.7	20.0	19.1
Others	8.9	6.8	7.6
Others	6.1	2.9	4.1
Manufacturing execution system	2.4	1.5	3.7
Others	3.7	1.3	0.4
Subtotal	197.8	176.5	177.1
Reconciliation to Financial Statements(2)	(0.2)	6.5	10.0
Total	197.6	183.0	187.1

(1)                                 For a description of the projects, see “Mining operations—Growth projects.”

(2)                                 The amounts under “Reconciliation to Financial Statements” are related to capitalization of interest net of advanced payments.

Our main capital expenditures during the years ended December 31, 2017, 2016 and 2015 include the following.

•                  In 2017, our capital expenditures were US$197.6 million, including in the following projects: the Vazante mine deepening project, for which the largest investment was in excavation; waste treatment and dam projects at Três Marias and El Porvenir; the Ambrosia mine project, for which the largest investment was in excavation; and a pump station project at Vazante.

•                  In 2016, our capital expenditures were US$183.0 million, including in the following projects: the Vazante Mine Deepening Project, for which the largest investment was in excavation; the Vazante Extremo Norte project, for which the largest investments were in excavation, construction and equipment installation; and the installation of a gas scrubber in Cajamarquilla to reduce the sulfur dioxide content of our emissions.

•                  In 2015, our capital expenditures were US$187.1 million, including in the following projects: the Vazante Mine Deepening Project, for which the largest investments were in excavation and construction; the Vazante Extremo Norte project, for which the largest investments were in excavation, equipment installation and construction; and a project to reduce the SO2 content in the emissions in Cajamarquilla to comply with governmental regulations.

For 2018, we have budgeted US$280.4 million to invest in projects that are currently underway. Our main projects include the life of mine extension and implementation of dry stacking tailings in Vazante, for which we have budgeted US$43.0 million and US$22.0 million, respectively. We also intend to use US$20.0 million for the ongoing feasibility study and potential execution of the Aripuanã greenfield project, and US$20.0 million for the conversion to Jarosite process at the Cajamarquilla smelter to increase zinc recovery.

We expect to meet these capital expenditure needs from our operating cash flow. We may incur indebtedness to finance a portion of these expenditures, particularly if financing is available at attractive terms. Our actual capital expenditures may vary from the expected budgeted amounts we have described here, both in terms of the aggregate capital expenditures we actually incur and when we incur them.

REGULATORY MATTERS

Brazilian regulatory framework

Mining rights and regulation of mining activities

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, the Brazilian Mining Code and other decrees, laws, ordinances and regulations, such as the Consolidation of DNPM (Departamento Nacional de Produção Mineral) Regulations. These regulations impose several obligations on mining companies relating to, among other things, the way mineral deposits are exploited, the health and safety of workers and local communities where mines are located, and environmental protection and remediation measures. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within, the industry. The MME and ANM regulate mining activities in Brazil. As of July 2017, the ANM replaced the DNPM, and is responsible for monitoring, analyzing and promoting the performance of the Brazilian mineral economy, granting rights related to the exploration and exploitation of mineral resources and other related activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from mineral rights, which belong exclusively to the Brazilian federal government, the sole entity responsible for governing mineral exploration and mining activity in Brazil.

Summary of Brazilian concessions

In Brazil, we hold exploration authorizations (autorizações de pesquisa), mining concessions (concessões minerárias), mining concession requests (requerimento de lavra) and exploration authorizations requests (requerimentos de pesquisa), which we broadly and collectively refer herein to as mineral rights, that cover a total area of 3,065,169.84 hectares, of which: (i) 1,982,979.92 hectares, or 64.7%, are exploration authorizations, (ii) 6,878.37 hectares, or 0.2%, are mining concessions, (iii) 10,292.16 hectares, or 0.3% are mining concession requests, and (iv) 1,065,019.39 hectares, or 34.7%, remain as exploration authorization requests and are presently under initial geological reconnaissance.

In addition to Vazante and Morro Agudo, we hold a third mine concession in Fortaleza de Minas, where nickel production activities have been suspended since 2013 due to international market conditions. The price of nickel is not expected to recover to historical levels due to structural changes in supply, as low cost nickel pig-iron production has replaced a substantial share of traditional nickel sources.

The term of each of the mining concessions mentioned above is valid for the life of the mine, evaluated pursuant to the specific mining project. The exploration authorizations are for three years and are generally extendable upon request for another equal period; the exploration authorization requests, once approved by the ANM, are converted into exploration authorizations.

All our mineral rights in Brazil are in good standing. Maintaining our mineral rights in Brazil in good standing involves: (i) maintaining production on the mineral concessions and/or satisfying the ANM’s requirements if production has been suspended; (ii) developing exploration work and paying an annual property fee for the exploration authorizations; and (iii) complying with all the legal requirements, including not only as to mining, but also as to environmental and real estate requirements applicable to claiming a property with respect to exploration applications.

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2017, we have paid all applicable royalties, taxes and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration or production will not expire unless we fail to timely pay the applicable royalties, taxes and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities requirements, as applicable. See “Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

		Mineral Rights
	Project	Titles	Area (hectares)
Mines	Morro Agudo / Ambrósia Trend	6	4,028.13
	Vazante mine	8	2,091.10
	Fortaleza de Minas mine	1	1,000.00
Greenfield Projects	Aripuanã	4	3,640.72
	Caçapava do Sul	3	2,947.32
Prospective Projects	Various	1,173	3,051,462.57
Total		1,195	3,065,169.84

Exploration authorization and mining concession regimes

Exploration authorizations grant the rights to conduct exploration activities for a period from one to three years, which may be renewable for an additional period (and potentially additional renewals on a case-by-case basis). Exploration authorizations are granted on a first come, first serve basis, and the ANM will only grant one exploration authorization for any given area. Mining concessions are currently valid until the mineral deposit reserves are exhausted. Mining concessions may be transferred to eligible third parties with the ANM’s prior approval, pursuant to applicable legislation.

Decommissioning

In Brazil, enterprises dedicated to the exploitation of mineral resources shall submit a recovery plan to receive a mining concession. Accordingly, the environmental recovery of the degraded areas caused by mineral exploitation activities shall have been planned since their conception. According to Minas Gerais law, entrepreneurs must also submit to the environmental agency an environmental plan for closing two years before the planned mine closing.

The state of Minas Gerais has also passed legislation on decommissioning plans for industrial activities. The Três Marias unit was the first metal production operation to prepare a decommissioning plan at the licensing stage, including the calculation of a financial provision. In the case of the Aripuanã and Caçapava do Sul greenfield projects, presentation of a decommissioning plan is one of the requirements for obtaining an environmental license.

Royalties and other taxes on mining activities

Revenues from mining activities are subject to CFEM (Compensação Financeira pela Exploração de Recursos Minerais), which is paid to the ANM. CFEM is a monthly royalty based on the sales value of minerals, net of taxes levied on the respective sale. When the produced minerals are used in its internal industrial processes, CFEM is determined based on deducting the costs incurred to produce them. CFEM is determined by a reference price of the respective mineral to be defined by the ANM. The applicable rate varies according to the mineral product (currently 2.0% for zinc, lead, copper and silver). In addition, we are required to make certain fee payments for exploration authorizations known as the Annual Fee per Hectare (Taxa Anual por Hectare). There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states, such as Minas Gerais, where the concessions are located.

Environmental regulations

We are subject to several environmental regulations related to, among other matters, water resources, caves, waste management, contaminated areas, areas of permeant preservation, and conservation of protected areas. Specifically, we have taken the following actions with regard to contaminated areas and areas of permanent preservation:

Contaminated areas. We have carried out environmental assessments on our operation units to verify the existence of contamination in groundwater and soil. The assessments prepared for the Brazilian units identified deviations in soil, groundwater and surface water quality standards. We are committed to improving the management of areas identified as contaminated. For most of the identified deviations, we developed a robust remediation plan in order to comply with all legal requirements. We recorded provisions in our consolidated financial statements in respect of any potential liabilities associated with these deviations from applicable standards. See “Operating and financial review and prospects—Key factors affecting our business and results of operations—Environmental expenses.” We continue to conduct similar assessments with respect to the Peruvian operating units.

Areas of permanent preservation. Permanent Preservation Areas (Áreas de Preservação Permanente, or APP) are areas that, because of their importance for preserving water resources, geological stability, biodiversity protection and erosion control, receive special legal protection. The existence of such protected areas within a property, whether in urban or rural locations, may cause restrictions to the performance of the intended activities. Interference or removal of APP vegetation is only allowed in cases of public utility, social interest or low environmental impact, if there is a prior authorization from the applicable environmental authorities. Most of our properties in the state of Minas Gerais interfere in APPs in some way. For such properties, we have either already established an advanced ongoing regularization process or have started the process for other properties. The regularization process includes the implementation of rigid controls over the properties.

Environmental licenses

The Brazilian Federal Constitution grants federal, state and municipal governments the authority to issue environmental protection laws and to publish regulations based on those laws. While the Brazilian federal government has authority to issue environmental regulations setting general standards for environmental protection, state governments have the authority to issue stricter environmental regulations. Municipal governments may only issue regulations regarding matters of local interest or as a supplement to federal or state laws.

Under Brazilian law, the construction, installation, expansion and operation of any establishment or activity that uses environmental resources, or is deemed to be actually or potentially polluting, as well as those capable of causing any kind of environmental degradation, is subject to a prior licensing process.

Notably, in addition to the general guidelines set by the Brazilian federal government, each state is legally competent to promulgate specific regulations governing environmental licensing procedures under its jurisdiction. Depending on the level of environmental impact caused by the exploratory activity, the procedures for obtaining an environmental license may require assessment of the environmental impact and public hearings, which may considerably increase the complexity and duration of the licensing process and expose the exploratory activity to potential legal claims.

Environmental liability

Environmental liability may be determined by civil, administrative and criminal courts, with the application of administrative and criminal sanctions, in addition to the obligation to redress the damages caused. All our operating units have obtained certification under the ISO 14001 standard.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other things, the use of explosives, fuel storage. We are also subject to more general legislation on labor, occupational health and safety, and support of communities near mines, among other matters.

Peruvian regulatory framework

Mining rights and regulation of mining activities

The General Mining Law (Texto Único Ordenado de la Ley General de Minería) is the primary law governing both metallic and non-metallic mining activities in Peru and is complemented by other regulations approved by the MINEM. Under the General Mining Law, mining activities such as exploration, exploitation, mining labor, beneficiation and mining transport (except storage, reconnaissance, prospecting and trade) are carried out exclusively by means of concessions. The DGM (Dirección General de Minería) is the regulatory body of the

MINEM responsible for proposing and evaluating regulations in the Peruvian mining sector as well as authorizing the commencement of mining activities in Peru.

A mining concession allows its holder to carry out exploration and exploitation activities within the area established in the respective concession title, provided that prior to the beginning of any mining activity, such concession title is granted by the INGEMMET (Instituto Geológico, Minero y Metalúrgico) and other applicable administrative authorizations are obtained (e.g., environmental, use of water, use of explosives, etc.). A concession provides its titleholder with the exclusive right to undertake mineral exploration and mining activity within a determined area but does not grant the titleholder the right to own the surface land where the concession is located. Therefore, for the holder of a mining concession to develop exploration and/or exploitation works, the latter has to purchase the corresponding surface land, reach an agreement with their owners for its temporary use or obtain the imposition of a legal easement by the MINEM, which is rarely granted. There are special proceedings for acquiring rights over barren lands owned by the state.

Summary of Peruvian concessions

In Peru we hold, through Nexa Peru and its subsidiaries, 844 mining and exploration concessions, which cover a total area of over 361,521.43 hectares. Of our mines in Peru, the Atacocha mine property includes 147 mining concessions that cover an area of 2,872.51 hectares, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,850.79 hectares, the Cerro Lindo mine has 43 mining concessions, three mining claims and one beneficiation concession that cover an area of 26,677.48 hectares and the inactive Chapi mine property includes 32 mining concessions that cover an area of 4,625.56 hectares. In addition, we have 219 mineral rights concessions for greenfield projects in Peru that cover a total area of 81,177.42 hectares. Our prospective projects include 378 mining concessions that cover an area of 241,317.68 hectares.

All our mining and processing concessions in Peru are in good standing. Maintaining our concessions in Peru in good standing involves, among other requirements, (i) paying the annual validity fee and production penalties (when applicable) for mining concessions with no production or with no effective exploration or (ii) paying the annual validity fee and complying with minimum production or investment requirements established in mining law.

Failure to pay such validity fees or production penalties (when applicable) for two consecutive years results in the cancellation of the respective mining concessions or benefit concessions granted by the Peruvian government. Our mining and benefit concessions will not expire unless we do not comply in paying these fees or complying with minimum production or investment requirements as required by law and depending on the applicable regime.

The following table summarizes our mining concessions in Peru.

		Concessions
	Project	Titles	Area (hectares)
Mines	Atacocha mine	147	2,872.51
	El Porvenir mine	25	4,850.79
	Cerro Lindo mine	43	26,677.48
	Chapi mine (inactive)	32	4,625.56
Greenfield Projects	Florida Canyon Zinc	16	12,600.00
	Chapi Greenfield	14	5,706.67
	Hilarión	69	14,710.77
	Magistral	34	14,340.29
	Pukaqaqa	34	11,125.87
	Shalipayco	52	22,693.93
Prospective Projects	Various	378	241,317.68
Total		844	361,521.43

Exploration and authorization and mining concession regimes

Mining concessions are granted for an indefinite term, though dependent on the fulfillment of certain legal obligations. The commencement and re-commencement of exploration and/or exploitation mining activities are subject to the prior obtainment of an authorization for the commencement of activities before the DGM.

As of December 31, 2017, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Substantially all of Nexa Peru’s concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we are in compliance in all material respects with the terms and requirements applicable to our mining rights and concessions.

Decommissioning

Titleholders of mining exploitation and beneficiation activities, and, in some cases, of exploration activities require the prior approval of a mine closure plan, which includes the environmental rehabilitation, restoration and remediation measures that shall be executed along with the mining operations and until its closure. Once the corresponding mine closure plan is approved, an environmental guarantee must be granted in favor of the MINEM to back up the costs associated with the execution of the mine closure plan. Mining exploitation and beneficiation activities may only be initiated once the mine closure plan is approved and the corresponding environmental guarantee is duly submitted before the competent authority.

Royalties and other taxes on mining activities

Holders of mining concessions are required to pay a mining royalty (regalía minera) to the Peruvian government for the exploitation of metallic and non-metallic resources. The amount of the royalty is now payable on a quarterly basis and is equal to the greater of (i) an amount determined in accordance with a statutory scale of marginal tax rates from 1.0% to 12.0% based on a company operating profit margin and applied to the company’s operating profit and (ii) 1.0% of a company’s net sales, in each case during the applicable quarter. We are required to pay annual fees (derecho de vigencia) for our mining concessions and, in some cases, mining production penalties for not reaching the minimum production levels set by Peruvian mining law.

Holders of mining concessions are also required to pay a Special Mining Tax (Impuesto Especial a la Minería) to the Peruvian government. The Special Mining Tax is payable on a quarterly basis and is calculated based on the operating profit derived exclusively from the sale of metallic resources, with marginal rates between 2.0% and 8.4%.

Holders of mining concessions that are subject to administrative legal stability (in force as of the effective date) under an Agreement of Guarantees and Measures for Investment Protection entered into with the MINEM and Mining shall enter into an agreement with the Peruvian government for the payment of a Special Charge on Mining (Gravamen Especial a la Minerial). The Special Charge on Mining is payable on a quarterly basis and is calculated based on the operating profit derived exclusively from the sale of metallic resources, with marginal rates between 4.00% and 13.12%.

Tax stability agreements

On March 26 of 2002, Nexa Peru entered into an Agreement of Guarantees and Measures for Investment Protection with MINEM with respect to our Cerro Lindo unit. Pursuant to section 9 of said Agreement, until December 31 of 2021, certain guarantees will benefit with respect to operations of the Cerro Lindo unit including, among others, free commercialization of the products proceeding from such unit, free disposition of the currencies generated from the export of the products proceeding from such unit, the right to use the global depreciation rate applicable on the fixed assets relating to the Cerro Lindo unit up to 20.0% per year, the right to keep the accounting corresponding to the Cerro Lindo unit in U.S. dollars, and tax stability.

Municipal permits

The regularization process for Nexa CJM’s administrative offices and construction permits was fully completed on September 22, 2017.

Moreover, Nexa CJM identified the absence of a municipal license for the operation of its water catchment plant located in Carapongo. Although no issues have arisen due to the lack of this license during the years in which the plant has operated, Nexa CJM has initiated procedures to obtain the license.

Environmental regulations

The development of economic activities in the Peruvian territory, such as those related to the mining industry, are subject to a broad range of general environmental laws and regulations related to the generation, storage, handling, use, disposal and transportation of hazardous and controlled materials; the emission and discharge of hazardous materials into the ground, air or water; and the protection of migratory birds and endangered and threatened species and plants. These regulations also set environmental quality standards for noise, water, air and soil, which shall be considered for the preparation, assessment and approval of the corresponding environmental management instrument.

The Ministry of Environment and other administrative entities, such as the DGAAM (Dirección General de Asuntos Ambientales Mineros), have the authority to enact regulations related to environmental matters. Additionally, the Environmental Supervision Agency (Organismo de Evaluación y Fiscalización Ambiental, or OEFA), is the competent authority in charge of regulating, supervising and imposing sanctions on mining companies upon non-compliance of applicable environmental legislation. In addition, there are other competent governmental agencies or authorities on specific environmental matters such as water, forestry resources, and aquatic environment that regulate and supervise environmental compliance and liability.

Environmental permit regularization processes

Supreme Decree 040-2014-EM provided special procedures allowing us to acquire environmental and operational permits for mining operations and to regularize the mining of certain areas within the Cerro Lindo and Atacocha mines and to regularize the construction and operation of certain mining components in Nexa CJM’s “Poza de Lodos Neutros” and “Poza No. 5,” which lacked the corresponding mining and environmental permits. With respect to Cerro Lindo, this permit regularization process was fully completed on July 5, 2017. With respect to the Atacocha mine, on December 18, 2017, we completed the permit regularization with respect to the areas that will be exploited. With respect to Nexa CJM’s “Poza de Lodos Neutros,” the regularization process has concluded and, therefore, this component currently has sufficient environmental and mining permits in place. With respect to Nexa CJM’s “Poza No. 5,” the regularization process is still to be completed with respect to the mining permits.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, and electricity concessions. We are also subject to more general legislation on labor, occupational health and safety, and peasant and indigenous communities, among others.

II.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Executive summary

During 2017, we faced operational challenges due to unusually heavy rains and floods in Peru during the first half of the year, internal adjustments to procedures intended to improve safety standards in our mines and lower zinc grades. These factors contributed to a 6.9% reduction in our mine production, from 615.1 thousand tonnes of zinc equivalent production in 2016 to 572.4 thousand tonnes in 2017, and a 2.7% reduction in metal sales in our smelting operations, from 610.0 thousand tonnes in 2016 to 594.0 thousand tonnes in 2017.

In 2017, our revenues were 25.0% higher compared to 2016, reaching US$2,450.0 million, driven by positive base metals prices. In 2017, adjusted EBITDA was US$668.0 million, a 65.0% increase compared to 2016, primarily resulting from an increase in base metals prices combined with disciplined cost management.

Our investments totaled US$197.6 million in 2017, a US$14.7 million increase compared to 2016, which aligns with our growth strategy. In 2017, our primary focus was the mine life extension of Vazante, which aims to extend the life of the mine to 2029. We spent US$30.0 million on the endeavor in 2017.

In October 2017, we successfully reached an important milestone: the initial public offering of our common shares, which are dual-listed on the New York Stock Exchange and the Toronto Stock Exchange. We raised US$312.0 million, net of fees, in the initial public offering, which will help us implement our growth plan while maintaining a healthy capital structure. We also issued a 10-year US$700.0 million bond in May 2017, reaffirming our disciplined approach to our capital structure to fund key projects. As of and for the year ended December 31, 2017, our net debt to adjusted EBITDA ratio was 0.34x.

In 2018, we estimate that we will produce between 370.0 thousand tonnes and 390.0 thousand tonnes of zinc contained in concentrate; between 55.0 thousand tonnes and 60.0 thousand tonnes of lead contained in concentrate; between 39.0 thousand tonnes and 42.0 thousand tonnes of copper contained in concentrate; between 7,600 thousand ounces to 8,000 thousand ounces of silver contained in concentrate; and between 17.0 thousand ounces and 19.0 thousand ounces of gold contained in concentrate. These estimates assume, among other things: (i) an increase in total treated ore by more than 6.0%; (ii) lower grades, particularly in Cerro Lindo mine, that are in line with expectations; and (iii) planned operational dilution reduction in Vazante mine.

In 2018, we expect to sell between 560.0 thousand tonnes and 580.0 thousand tonnes of metallic zinc product volume; and between 37.0 thousand tonnes and 39.0 thousand tonnes of zinc oxide product volume. These estimates assume, among other things: (i) an increase in the performance of the roasters in all of our smelters; and (ii) regular production through 2018 compared to 2017, which experienced atypical rains and floods in Peru during the first quarter.

These estimates should be considered preliminary and subject to change. We have provided ranges, rather than specific amounts, for these estimates based on a number of assumptions that management believes to be reasonable as of the date of this report. See “Forward-looking statements.”

Key factors affecting our business and results of operations

Reporting segments

We have two reportable segments: mining and smelting. A major part of our zinc mining production, representing approximately 97.3% of production in 2017, is processed in our own smelters. Similarly, a major part of the zinc concentrates used as raw material for our smelting operations, representing approximately 58.8% of concentrates in 2017, comes from our own mines. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. These revenues and costs are eliminated in our consolidated financial statements.

The profitability of our mining segment depends primarily on world prices of the metals we produce, and on our costs to produce concentrates. It is also affected by treatment charges, which are amounts representing the cost of further processing that are applied to reduce the price of concentrate. Other factors affecting pricing are discussed below.

Nexa Brazil has integrated operations, and, as a result, we calculate internal transfer prices from our Brazilian mines to the Três Marias smelter on an arm’s length principle basis to evaluate the performance of our mining and smelting segments individually.

The profitability of our smelting segment does not depend directly on market prices for metals because they have a similar impact on our revenues and our costs. It is affected primarily by treatment charges (which reduce our costs to acquire concentrates), by the premium over the market price of metals that we can charge for our products, and by the operating costs of our smelters and their efficiency in recovering the metal content of the concentrates we purchase.

Segments are reported on a statutory basis in accordance with IFRS 8 “Operating Segments,” and the information presented to the board of directors and chief executive officer on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, exceptional items, and transfer pricing adjustments. See Note 30 to our consolidated financial statements.

Metal prices

Our financial performance is significantly affected by the market prices of zinc, copper and lead, and, to a lesser extent, silver, gold and the other byproducts of our smelting operations. Metal prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including the impact such factors have on industries representing first-uses and end-uses of our products. These factors, which affect each metal to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, market prices have on occasion been subject to rapid short-term changes due to speculative activities.

The market prices for zinc, copper and lead are typically quoted as the daily cash seller and settlement price established by the London Metals Exchange (or LME). LME zinc prices are influenced by global supply and demand for metallic zinc and zinc oxide. The supply of metallic zinc and zinc oxide depends on the amount of zinc concentrates and secondary feed materials produced and the availability of smelting capacity to convert them into refined metal. This also applies to copper and lead.

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
Average Market	2017		2016		2015
Prices of Base Metals	US$/tonne	US¢/lb.	US$/tonne	US¢/lb.	US$/tonne	US¢/lb.
Zinc (LME)	2,895.94	131.36	2,094.75	95.02	1,928.30	87.47
Copper (LME)	6,165.97	279.68	4,862.59	220.56	5,494.50	249.23
Lead (LME)	2,317.46	105.12	1,871.58	84.89	1,783.57	80.90

	For the Year Ended December 31,
Average Market Prices of Precious Metals	2017	2016	2015
	(in US$/oz.)
Silver (LBMA)	17.05	17.14	15.68
Gold (Fix)	1,257.15	1,250.80	1,160.06

The key drivers and recent trends of each of the metals that we produce are discussed below.

Zinc

Zinc is a major material for the construction and transport industries, which represent approximately 50.0% and 21.0% of the zinc end-use, respectively, according to Wood Mackenzie. These industries mainly use zinc for galvanizing steel and die casting, which account for approximately 59.0% and 13.0% of zinc applications, according to Wood Mackenzie.

The annual average price of zinc on the LME as of December 31, 2017, was 38.2% higher than in the corresponding period in 2016. This increase was mainly caused by the lower availability of zinc concentrates in the global market, which affects smelter production, and LME stocks that ended the period at 182.0 thousand tonnes, their lowest level since January 2007.

According to Wood Mackenzie, zinc concentrate production was 5.6% higher in 2017 compared to 2016. Despite this increase, during 2017, prices increased by 30.0%, from US$2,552.5 per tonne on January 3, 2017, the first day of trading, to US$3,309.0 per tonne on December 29, 2017, the last day of trading.

Spot treatment charges for imported concentrates decreased from US$35 per tonne in January 2017 to US$15 per tonne in December 2017, as reported by Wood Mackenzie, while long-term treatment charges decreased from US$211 per tonne in 2016 to US$172 per tonne in 2017, as reported by Wood Mackenzie.

Zinc supply decreased in 2017, mainly due to low availability of concentrate, which led to difficulties for smelters to feed their operations. In addition, strict environmental inspections in China contributed to decreases in supply.

Copper

Copper is used for building construction, power generation and transmission, electronic product manufacturing and the production of industrial machinery and transportation vehicles. The annual average price of copper on the LME as of December 31, 2017 was 27.0% higher than in the corresponding period in 2016. This increase was mainly caused by an imbalance in supply and demand between copper mines and smelters and refiners. During the year, prices increased by 28.0%, from US$5,574.0 per tonne on January 3, 2017, the first day of trading, to US$7,157.0 per tonne on December 29, 2017, the last day of trading.

In December 2017, copper stocks in the LME decreased by 37.4%, to 201.0 thousand tonnes, compared to 322.0 thousand tonnes in December 2016. Total mine production decreased by 0.4% in 2017 based on lower than expected grades and unexpected strikes. Global demand for refined copper increased by 2.1% in 2017, according to Wood Mackenzie.

Lead

Lead is used in batteries as energy storage and in other products such as ammunition, oxides in glass and ceramics, casting metals and sheet lead. The annual average price of lead on the LME as of December 31, 2017 was 24.0% higher than in the corresponding period in 2016. This increase was mainly caused by a shortage of lead concentrates, which contributed to a deficit in refined lead supply and a decline in global lead concentrate inventories. During the year, prices increased by 24.0%, from US$2,007.0 per tonne on January 3, 2017, the first day of trading, to US$2,495.0 per tonne on December 29, 2017, the last day of trading. Mining production was 2.8% higher in 2017 compared to 2016, according to Wood Mackenzie.

Silver

Silver is considered a precious metal and generally seen as a store of value, so its price tends to be resilient in times of economic uncertainty. In addition, applications in electronics and solar cells have added to the already broad range of uses of silver in currency, jewelry and silverware. The annual average London Bullion Market Association (or LBMA) silver price for the year ended December 31, 2017 was 1.0% lower than in the corresponding period in 2016, mainly due to a surplus of precious metals for the first time in four years, which was caused by a 5.0% decrease in silver demand and a flat supply. As of January 3, 2017, the first day of trading, the price of silver was US$15.9 per ounce and as of December 29, 2017, the last day of trading, the price of silver was US$16.9 per ounce.

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. The following table sets forth, for the periods indicated, our production, measured in terms of metal content in our zinc, copper and lead concentrates and the average ore grade of our production. For more details, see “Information on the Company—Mining operations.”

	For the Year Ended December 31,
	2017	2016	2015
Concentrate Production
Zinc concentrates (in tonnes)	791,583	860,399	866,679
Copper concentrates (in tonnes)	169,582	158,503	154,998
Lead concentrates (in tonnes)	96,006	104,408	94,875
Metal Contained in Concentrate Production
Zinc contained in concentrates (in tonnes)	375,402	416,869	425,883
Copper contained in concentrates (in tonnes)	44,161	41,551	40,375
Lead contained in concentrates (in tonnes)	52,572	59,181	54,611
Silver contained in concentrates (in oz.)	7,945,778	8,539,568	7,862,715
Average Ore Grade
Zinc (%)	3.30	3.47	3.73
Copper (%)	0.42	0.40	0.41
Lead (%)	0.53	0.57	0.55
Silver (grams per tonne)	27.99	29.24	28.30

Our zinc contained in concentrates production decreased by 9.9% in 2017, mainly due to 26.2%, 24.1% and 10.3% decreases in zinc contained in concentrates production in our El Porvenir, Atacocha and Cerro Lindo mines, respectively, as a result of lower zinc grades in each of the mines and run of mine ore production in Cerro Lindo and El Porvenir. Our copper contained in concentrates production increased by 6.3% in 2017, mostly due to a 7.2% increase in copper contained in concentrates production in our Cerro Lindo mine, which was the result of an increase in the ore grade. Lead contained in concentrates production decreased by 11.2% in 2017, mainly due to lower run of mine production in Cerro Lindo, El Porvenir and Vazante, combined with lower lead grades in Morro Agudo. In 2017, silver contained in concentrates decreased by 7.0%, mainly due to lower run of mine production in Cerro Lindo, El Porvenir and Vazante, partially offset by higher ore grades in El Porvenir and Vazante.

The following tables summarize zinc contained in concentrate production and zinc equivalents production in each of our operations.

	Zinc Contained in Concentrate Production for the Year Ended December 31,			Zinc Equivalents Contained in Concentrate Production for the Year Ended December 31,
	2017	2016	2015	2017	2016	2015
	(in tonnes of zinc contained in concentrates)				(in tonnes)
Peru
Cerro Lindo	155,950	173,808	176,992	283,208	296,007	292,600
El Porvenir	46,154	62,534	61,664	76,590	97,570	96,426
Atacocha	16,950	22,330	30,301	48,591	54,770	54,826
Brazil
Vazante	135,379	135,509	134,004	138,395	137,535	135,958
Morro Agudo	20,969	22,688	22,922	25,614	29,197	29,813
Total Zinc	375,402	416,869	425,883	572,398	615,079	609,623

Commercial terms

We sell our concentrates and metallic zinc and zinc oxide products mostly through supply contracts with terms between one and four years, and only a small portion is sold on the spot market. The agreements with our customers include customary international commercial terms, such as cost, insurance and freight, or CIF; free on board, or FOB; free carrier, or FCA; and cost and freight, or CFR; pursuant to Incoterms 2010, as published by the International Chamber of Commerce. For concentrates, revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract.

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, delivery terms and also according to the market where metal will be sold. In 2017, 60.9% of the total zinc concentrate consumption in our smelters was produced by our mines and 39.1% was purchased from third parties. We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell the balance of our zinc concentrates production and all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users. Our products reach the following end use industries: transport, construction, infrastructure, consumer goods and industrial machinery. In 2017, 75.6% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 24.6% were to international traders. Our ten largest customers represented approximately 50.0% of our total sales volume in 2017. In 2017, we sold to more than 351 customers across 37 different countries.

Free zinc, treatment charges, premiums and smelter byproducts

Smelters are processing businesses that achieve a margin on the concentrates and other feedstocks they process; in large part, the price for the underlying metal is effectively passed through from the miner supplying the concentrate, or the supplier of the secondary feed material, to the smelter’s customer. Our smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. The smelter earns revenue from (i) the treatment charge reflected as a discount in the purchase price it pays, (ii) the refined metal it can produce and sell over and above the metal content it has paid for in concentrates purchased from the miner (free metal) and (iii) any premium it can earn on the refined products it sells to its customers. Byproducts can also contribute to a smelter’s revenue. Byproducts from our smelting operations include silver, gold, copper, cement, sulfuric acid, lead concentrate, lead-silver concentrate, agricultural lime and copper sulfate.

Free zinc and treatment charges

Free zinc is the difference between the amount of zinc that is paid for in the concentrates and the total zinc recovered for sale by the smelter. The value of the zinc that is paid for corresponds to 85.0% of zinc content, which has historically been the industry standard, multiplied by the LME price of zinc. The zinc content which is not paid for is considered “free zinc.” The margin of a zinc smelter improves as the amount of metal in zinc concentrates that it can recover increases.

The treatment charge (or TC) is a discount per tonne of concentrates, which is determined by negotiation between seller (a mine or a trading company) and the buyer (a smelter). Treatment charges can be benchmark (negotiated by the major miners and buyers, or Benchmark TC), spot or negotiated, and are also linked to the LME price of zinc by a parametric formula that increases the treatment charge when the LME price rises or decreases the treatment charge if the LME price falls.

We apply a Benchmark TC for our integrated mining and smelter operations in Peru. For our other purchases of zinc concentrate from third-party miners and trading companies, the treatment charge is based on the Benchmark TC, spot treatment charges or treatment charges negotiated annually with miners or trading companies, as the case may be.

The market trend for treatment charges reflects the supply and demand for concentrates in the market. Treatment charges tend to fall when demand increases relative to supply, and they tend to rise when demand falls. For information regarding our actual treatment charges, see “Information on the Company—Smelting operations.”

The following table sets forth, for the periods indicated, the zinc realized Benchmark TC, expressed in dollars per dry metric tonne (or dmt) of concentrate.

	For the Year Ended December 31,
	2017	2016	2015
Treatment Charge (in US$/dmt)	172	211	243

Source: Wood Mackenzie.

Premiums

Like other smelters, we sell metallic zinc and zinc oxide products at a premium over the base LME price. The premium reflects a combination of factors, including the service provided by the smelter in delivering zinc or lead of a certain size, shape or quality specified by its customers and transportation costs, as well as the conditions of supply and demand prevailing in the regional or local market where the metal is sold.

Premiums tend to vary from region to region, as transportation costs and the value attributable to customer specifications tend to be influenced by regional or local customs rather than being a function of global market dynamics.

The following table sets forth, for the periods indicated, information on premiums for the markets indicated, expressed in U.S. dollars per tonne.

	For the Year Ended December 31,
	2017	2016	2015
Rotterdam (in US$/tonne)	135	131	137
Singapore (in US$/tonne)	137	130	131
United States (in US$/tonne)	180	144	169

Source: Wood Mackenzie.

The following table sets forth, for the periods indicated, the gross premium over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in dollars per tonne.

	For the Year Ended December 31,
	2017	2016	2015
Brazilian operations (in US$/tonne)	482	484	527

Smelter byproducts

The quantity of byproducts produced in our smelters depends on several factors, including the chemical composition of the concentrate and the recovery rates achieved. Concentrates from some mines contain higher levels of byproduct metals than concentrates from other mines. In addition, the higher the rate of byproduct recovery, the greater the number of byproducts that can be produced and sold.

Sulfuric acid is the principal byproduct we sell. It is manufactured from the sulfur dioxide gas generated from roasting zinc concentrates. While the zinc smelters use sulfuric acid in their leach plants, almost all this requirement is generated in each zinc smelter’s electrolysis plant, and only small amounts of the sulfuric acid produced are used in its facilities, leaving the rest available for sale. We generally sell sulfuric acid under annual or multi-year contracts.

The following table sets forth, for the periods indicated, the volume of our production and sales of sulfuric acid and the net revenue.

	For the Year Ended December 31,
	2017	2016	2015
Sulfuric acid
Production (in tonnes)	725,957	787,657	765,276
Sales (in tonnes)	570,228	632,242	596,993
Net Revenue (in thousands of US$)	6,810	21,574	31,200

The following table sets forth, for the periods indicated, the sales and net revenue of refined indium.

	For the Year Ended December 31,
	2017	2016	2015
Refined indium
Sales (in tonnes)	0	—	8
Net Revenue (in thousands of US$)	0	—	2,983

The following table sets forth, for the periods indicated, our sales and net revenue of silver concentrates.

	For the Year Ended December 31,
	2017	2016	2015
Silver concentrates
Sales (in tonnes)	5,332	6,096	6,598
Net Revenue (in thousands of US$)	22,871	27,374	22,783

Operating costs and expenses

Our ability to manage our operating costs and expenses is a significant driver of our business performance. We focus on controlling and limiting our costs and expenses so that we are better prepared to overcome less favorable pricing conditions.

Energy costs

Our total cost of energy is composed of the operating costs of our own hydroelectric power plants, long-term electricity supply contracts, transmission and distribution charges and fees.

In Peru, the energy market is more stable in terms of generation (hydrology forecast) and prices. We obtain 1.85% of the electricity for our operations from our own hydroelectric power plants and 98.15% from third parties with contracts with terms ranging from one to two years.

In Brazil, the electricity for our operations comes from five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests as of December 31, 2017: a 21.0% participation in the consortium Enercan (Campos Novos hydroelectric power plant), 100.0% ownership of a hydroelectric power plant (Picada) located in Minas Gerais, a 12.6% participation in the consortium Amador Aguiar I, a 12.6% participation in the consortium Amador Aguiar II and a 23.9% participation in the consortium Igarapava. We account for the consortium interests using proportional consolidation. On a consolidated basis, our costs for electricity in Brazil reflect the operating costs of the hydroelectric facilities and are not sensitive to market prices.

The current structure of our Brazilian energy assets, as described above, reflects transactions with our controlling shareholder concluded during 2017. Prior to those transactions, we owned the same energy assets through April 2016, except for Enercan, which was owned by a subsidiary of our shareholder VSA that sold us power under power purchase agreements. In our consolidated financial statements, we give retroactive effect to these transactions. See Note 1(vii) to our consolidated financial statements.

The only activity of Pollarix is to own our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.33% of its total share capital and/or its affiliates. The remaining shares are preferred shares with limited voting rights, which are owned by our shareholder VSA. Under the terms of the preferred shares, VSA is entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares. See “Information on the Company—Other operations—Power and energy supply.” As a result, in future periods we expect that a substantial part of the profits recognized by Pollarix from selling energy to our Brazilian operating subsidiaries will represent non-controlling interest in our income statement.

Environmental expenses

Our mines and smelters operate under licenses issued by governmental authorities that control, among other things, air emissions and water discharges and are subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, each operation, when it ultimately ceases operations permanently, will need to be rehabilitated.

We have made significant investments to reduce our environmental impact in the areas in which we operate and to ensure that we are able to comply with environmental standards. All our operational units have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy.

Where appropriate, we establish environmental provisions for restoration or remediation of existing contamination and disturbance, with all material issues being reviewed annually. Provisions associated with smelter and mining operations sites primarily relate to soil and groundwater contamination.

During 2016 and 2017, we conducted an extensive study and update of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded an additional environmental provision of US$68.6 million in 2016 and US$20.8 million in 2017. Although we do not expect significant additional provisions in the near future, changes in legislation, adjustments to our internal policies and the ongoing evaluations could require additional resources.

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table sets forth Peruvian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
Peruvian GDP growth rate	2.5%	4.0%	3.3%
Internal demand growth rate	1.6%	1.1%	2.9%
Private investment growth rate	0.3%	(5.7)%	(4.38)%
Reference interest rate	3.3%	4.3%	3.8%
CPI Index	1.4%	3.2%	4.4%
Appreciation (devaluation) of sol against the U.S. dollar(1)	3.5%	1.7%	(12.7)%
Exchange rate of sol to US$1.00(1)	3.2405	3.3560	3.4125

Sources: Central Reserve Bank of Perú, Ministerio de Economía y Finanzas del Perú.

(1)                                 As of the last day of the relevant period.

Brazil

The following table sets forth Brazilian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	As of and for the Year Ended December 31,
	2017	2016	2015
GDP growth rate	1.0%	(2.5)%	(5.8)%
Inflation rate (IGP-M)(1)	(0.5)%	7.2%	10.5%
Inflation rate (IPCA)(2)	3.0%	6.3%	10.7%
CDI rate(3)	6.9%	13.6%	14.1%
SELIC rate(4)	7.0%	13.8%	14.3%
TJLP(5)	7.0%	7.5%	7.0%
Appreciation (devaluation) of real against the U.S. dollar(4)	(1.5)%	19.8%	(32.0)%
Exchange rate of real to US$1.00(4)	3.3080	3.2591	3.9048

Sources: IBGE, the Central Bank, CETIP and FGV.

(1)                                 Accumulated during each period.

(2)                                 Accumulated during each period.

(3)                                 Accumulated during each period.

(4)                                 As of the last day of the relevant period.

(5)                                 As of the end of each period.

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. A portion of our production costs, however, is denominated in reais, so there is a mismatch of currencies between our revenue and costs. In 2017, 19.6% of our costs and expenses were denominated in reais. A smaller portion of our costs is denominated in soles since most of our costs in Peru are in U.S. dollars. In 2017, 13.0% of our costs and expenses were denominated in soles. As a result, our results of operations and financial condition are affected by changes in exchange rates between reais and, to a lesser extent, soles, and the U.S. dollar.

In addition, our Brazilian subsidiary Nexa Brazil has substantial intercompany debt to Nexa Resources and our subsidiary VGmbH that is denominated in U.S. dollars. The functional currency of Nexa Brazil is the real, so Nexa Brazil recognizes exchange gain or loss when the value of the real rises or falls against the U.S. dollar. These gains and losses are not eliminated in consolidation because the functional currency of Nexa Resources and VGmbH is the U.S. dollar, so they do not recognize offsetting gain or loss. As of December 31, 2017, the aggregate amount outstanding under these intercompany loans was US$1,122.7 million.

Peru

The following table sets forth for the periods indicated (i) the high and low exchange rates, (ii) the average of the exchange rates on the last day of each month for each year and daily for each month and (iii) the exchange rate at the end of each period, expressed in soles per U.S. dollar (sol/US$), as reported by the Peruvian Central Bank.

	Exchange Rates of S/ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2015	3.4125	3.1864	3.4125	2.9830
2016	3.3560	3.3752	3.5367	3.2475
2017	3.2405	3.2613	3.3909	3.2310
Month
January 2018	3.2154	3.2161	3.2405	3.2067
February 2018	3.2612	3.2488	3.2702	3.2115
March 2018	3.2270	3.2523	3.2721	3.2115
April 2018 (through April 4)	3.2272	3.2263	3.2272	3.2255

Source: Central Reserve Bank of Peru, official offer exchange rates.

(1)                                 Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

As of April 4, 2018, the exchange rate was S/3.2272 per US$1.00.

Brazil

The following table sets forth, for the periods indicated, (i) the high and low exchange rates, (ii) the average of the exchange rates on the last day of each month for each year and daily for each month and (iii) the exchange rate at the end of each period, expressed in reais per U.S. dollar (real/US$), as reported by the Brazilian Central Bank.

	Exchange Rates of R$ per US$1.00
	Period-End	Average(1)	High	Low
Year ended December 31,
2015	3.9048	3.3387	4.1949	2.5754
2016	3.2591	3.4833	4.1558	3.1193
2017	3.3080	3.1925	3.3807	3.0510
Month
January 2018	3.1624	3.2106	3.2697	3.1391
February 2018	3.2449	3.2415	3.2821	3.1730
March 2018	3.3238	3.2792	3.3380	3.2246
April 2018 (through April 4)	3.3538	3.3260	3.3538	3.3104

Source: Brazilian Central Bank.

(1)                                 Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

As of April 4, 2018, the exchange rate was R$3.3538 per US$1.00.

Income taxes

Income taxes in Luxembourg, Peru and Brazil have a significant impact on our results. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant changes. Our future effective tax rates could be affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation.

Luxembourg

The combined applicable income tax rate (including an unemployment fund contribution) was 29.2% for the fiscal year ending 2016. On December 14, 2016, the Luxembourg government approved a 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change announced was the decrease of the income tax rate to 27.1% in 2017 and to 26.0% from 2018 onwards.

Brazil

Our Brazilian subsidiaries are subject to corporate income tax on their Brazilian and non-Brazilian income. In addition to corporate income tax, a social contribution tax is imposed on their worldwide income, and the combined applicable rate is 34.0%.

The Brazilian federal government has frequently implemented multiple changes to tax regimes that affect us. In 2015, the Brazilian government changed the tax rate regarding the social integration program (programa de integração social or PIS), and contribution for the financing of social security (contribuição para financiamento de seguridade social or COFINS). Since July 2015, PIS and COFINS on financial income of legal entities subject to the non-cumulative regime has been imposed at rates of 0.65% and 4.00%, respectively.

Peru

Our Peruvian subsidiaries are subject to Peruvian income tax on their worldwide income and are eligible for a potential credit for foreign taxes paid on income derived from foreign sources. The general income tax rate is 29.5% from 2017 onwards.

To promote investments in Peru, investors and Peruvian companies may enter into an agreement with the Peruvian government, a Legal Stability Agreement, to provide a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered into a guarantee and investment protection contract, or the stability agreement. Pursuant to the stability agreement, Nexa Peru can apply a special income tax rate of 20.0% from 2007 through 2021. The 29.5% income tax rate will become applicable to Nexa Peru in 2022. While Nexa Peru remains subject to the stability agreement, it is required to pay the special charge on mining, or GEM (Gravamen Especial a la Minería), at marginal rates that vary from 4.00% to 13.12% of operating income, depending on the operating margin.

Our Peruvian subsidiaries Milpo Andina Peru S.A., or Milpo Andina, and Compañía Minera Atacocha S.A.A., or Compañía Atacocha, do not have stability agreements with the Peruvian government and are therefore subject to a special mining tax, or IEM (Impuesto Especial a la Minería), with marginal rates from 2.00% and 8.40% of operating income, depending on the company’s operating margin. In addition, Milpo Andina and Compañía Atacocha are subject to mining royalties (regalia minera). In 2022, Nexa Peru will become subject to IEM and mining royalties tax once its tax stability agreement with the Peruvian government expires.

Dividends distributed to us by our Peruvian subsidiaries are subject to withholding tax, at a rate of 5.0% for profits earned beginning in 2017 and onwards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Each of the corresponding notes to our consolidated financial statements provides a detailed discussion of our significant accounting policies, as well as critical accounting estimates.

Critical accounting policies reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. Below is a description of our critical accounting policies that require significant estimates and judgments.

Impairment of goodwill and non-financial assets

We annually test whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 15(iii) to our consolidated financial statements. We assess the recovery of the carrying amount of goodwill of each cash generating unit based on its value in use or fair value, using a discounted cash flow model.

The process of estimating the value in use and the fair value involves assumptions, judgment and projections for future cash flows. Our assumptions and estimates of future cash flow used for impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, particularly for markets subjects to higher volatilities, which are partially or totally outside our control. The calculations used for the impairment testing are based on discounted cash flow models as of September 30, 2017, market assumptions, such as LME prices, market consensus models and other available data regarding global demand. The discount factor applied to the discounted cash flow model is our weighted average cost of capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections before taxes on income, based on financial budgets for a five-year period approved internally and is extended until the end of the mine life. We do not use growth rates in cash flow projections of the terminal value. The discount rates used are pre-tax and reflect specific risks related to the relevant operating segment. As described in Note 15(c) to our consolidated financial statements, no material changes occurred between September 30, 2017 and December 31, 2017.

Fair value of derivatives and other financial instruments

The fair values of financial instruments that are not traded in an active market is determined by using valuation techniques. We use judgment to select among a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

The main financial instruments and the assumptions we make for their valuation are described below.

•                  We consider the nature and terms of cash and cash equivalents, financial investments, trade accounts receivable and other current assets. The carrying amount approximates their realizable values.

•                  Financial liabilities are subject to typical market interest rates. The market value is based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms.

•                  The fair value of derivative financial instruments that we use for hedging transactions is evaluated by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from B3 (formerly BM&F Bovespa), Central Bank of Brazil, LME and Bloomberg. When there is no price for the desired maturity, we use an interpolation between the available maturities.

•                  Swap contracts: The present value of both the assets and liability is calculated through the discount of forecasted cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•                  Forward contracts: The present value is estimated by discounting the notional amount multiplied by the difference between the future price in the reference date and contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives, which the underlying is the average price of certain assets over a range of days.

Asset retirement obligations

We recognize an obligation based on the fair value of the operations of asset retirement in the period in which the obligation occurs, in accordance with Note 21(i) to our consolidated financial statements, with a corresponding entry to the respective property, plant and equipment. We consider the accounting estimates related to the recovery of degraded areas and the costs to close a mine as a critical accounting estimate since it involves provision with significant amounts, and these estimates involve several assumptions such as interest rates, inflation, useful lives of the assets reflecting the current depletion stage, costs to be incurred in the future and the dates established for the depletion of each mine. We review these estimates annually.

Tax, civil, labor and environmental provision

We are party to ongoing labor, civil, tax and environmental lawsuits, which are pending at different court levels. The provisions and contingencies against potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the positions of external legal counsel, and require a high level of judgment regarding the matters involved. For additional information, see Note 21(ii) to our consolidated financial statements included herein.

Income tax and other taxes

We are subject to taxes on income in all countries in which we operate. Significant judgment is required in determining the worldwide provision for taxes on income. There are many transactions and calculations for which the ultimate tax determination is uncertain. We also recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made. For additional information, see Note 20 to our consolidated financial statements included herein.

Revenue recognition

Revenues represent the fair value of the consideration received or receivable for the sale of goods in our activities and are recognized only if (i) the amount of revenue can be reliably measured, (ii) it is probable that future economic benefits will flow to the entity and (iii) specific criteria are met for each of our activities as described below. Revenue will not be deemed to be reliably measured if all sale conditions are not resolved. We base our estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement. Revenue recognition is based on the following principles.

Sale of goods: Sales are normally recognized when the goods are delivered to the carrier and the ownership and risks of the products are transferred to the customer.

Revenue from sales of concentrates: Sales of concentrates are based on the prices of international quotes and in accordance with the contractual terms. Such revenue is initially recognized at a provisional price corresponding to the international quoted price on the shipping date. The amount of the provision for settlement is adjusted to reflect future prices according to international quotes at the closing date of each month, until a final adjustment is carried out to value the sales in accordance with the prices agreed upon with customers under contractual sales terms. The adjustments of provisional settlements are recognized in trade accounts receivable, against sales revenue when:

•                  the future price, mentioned above, for shipment or delivery, for a determined period (pre-final) settlement, or at the close of an accounting period is different to the price recorded.

•                  a debit or credit note is issued after the adjustments of the provision for settlement are recognized, based on the final weights or final contents, which results in a higher or lower amount, respectively, compared to the amount of the provision for settlement; and

•                  a debit or credit note is issued when the final price has been defined.

For additional information, see Note 25 to our consolidated financial statements included herein.

Determination of mineral reserves as basis to determine life of mine

Mineral reserves are deposits estimated to be economically feasible for extraction under economic conditions as of the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by us and based on the estimated life of mine. Any changes to life of mine, including as a result of changes in estimates of mineral deposits and mining plans, may affect prospective amortization rates and carrying values of these assets. The process of estimation of mineral deposits is based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates. These estimates, when evaluated in the aggregate, can have a relevant impact on the economic viability of the mineral deposits. We use various assumptions with respect to expected future conditions, such as metal prices, inflation rates, exchange rates, technology improvements and production costs, among others. Estimates of mineral deposits are reviewed periodically, and any changes are adjusted to reflect life of mine and, consequently, adjustments to amortization periods. Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight-line method over their useful lives. Considering the nature of our production year-on-year, the expense calculated under the straight-line method is not considered to be materially different as compared to the expense calculated under the unit of production method. Once the mine is operational, these costs are amortized and considered a production cost.

Use of public assets

The amount related to the use of a public asset is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future cash flows).

Recently issued accounting standards and interpretations not yet adopted

For a discussion of new standards, interpretations and amendments to IFRS, see Note 3 to our consolidated financial statements.

RESULTS OF OPERATIONS

The following table sets forth our summarized results of operations for the periods indicated.

	For the Year Ended December 31,			Variation		% of Net Revenue from Products Sold
	2017	2016	2015	2017/2016	2016/2015	2017	2016	2015
	(in millions of US$)			(percentage)		(percentage)
Consolidated Income Statement Information:
Continuing operations
Net revenue from products sold	2,449.5	1,964.8	1,865.2	24.7	5.3	100.0	100.0	100.0
Cost of products sold	(1,681.2)	(1,439.1)	(1,463.3)	16.8	(1.7)	(68.6)	(73.2)	(78.5)
Gross profit	768.3	525.7	401.9	46.1	30.8	31.4	26.8	21.5
Operating expenses:
Selling expenses	(89.2)	(90.6)	(84.6)	(1.5)	7.1	(3.6)	(4.6)	(4.5)
General and administrative expenses	(148.2)	(127.3)	(106.3)	16.4	19.8	(6.1)	(6.5)	(5.7)
Other operating income (expenses), net	(129.2)	(177.8)	(47.1)	(27.3)	277.5	(5.3)	(9.0)	(2.5)
Operating profit before net financial results and loss from results of associates	401.6	130.0	163.9	208.9	(20.7)	16.4	6.6	8.8
Financial income	29.9	25.0	19.3	19.6	29.5	1.2	1.3	1.0
Financial expenses	(106.2)	(70.4)	(61.6)	50.9	14.3	(4.3)	(3.6)	(3.3)
Foreign exchange gains (losses), net	(53.9)	124.5	(299.6)	(143.3)	(141.6)	(2.2)	6.3	(16.1)
Net financial results	(130.2)	79.1	(341.9)	(264.6)	(123.1)	(5.3)	4.0	(18.3)
Loss from results of associates	0.1	(0.2)	(0.3)	(150.0)	(33.3)	—	—	—
Profit (loss) before taxation	271.5	208.9	(178.3)	30.0	(217.2)	11.1	10.6	(9.6)
Current income tax	(125.7)	(75.3)	(62.8)	66.9	19.9	(5.1)	(3.8)	(3.4)
Deferred income tax	19.5	(23.1)	101.5	(184.4)	(122.8)	0.8	(1.2)	5.4
Profit (loss) for the year from continuing operations	165.3	110.5	(139.6)	49.6	(179.2)	6.7	5.6	(7.5)
Discontinued operations	—	—	(0.3)	—	(100.0)	—	—	—
Profit (loss) for the year	165.3	110.5	(139.9)	49.6	(179.0)	6.7	5.6	(7.5)

Net revenue from products sold

In 2017, net revenues from products sold increased by 24.7%, or US$484.6 million. This increase was primarily due to the increase in base metal prices, particularly zinc, which more than offset operational difficulties that resulted in 6.9% lower zinc equivalent production and 2.7% lower smelting sales compared to 2016. In 2016, net revenues from products sold increased by 5.3%, or US$99.6 million. This increase was driven by higher sales volumes of metallic zinc from 560.3 thousand tonnes in 2015 to 573.1 thousand tonnes in 2016, and an increase in sales volumes of zinc oxide from 34.8 thousand tonnes in 2015 to 37.4 thousand tonnes in 2016. The increase in our net revenues was also driven by higher average realized prices for our metals as a result of an increase in market prices of zinc, lead and silver.

In 2017, zinc, copper and lead average LME prices increased by 38.2%, 26.8% and 23.8%, respectively. In particular, the average LME price of zinc increased from US$2,094.75 per tonne in 2016 to US$2,895.94 per tonne in 2017. These increases were mainly a result of constraints in the global supply of zinc and lead, as well as an imbalance in supply and demand among copper mines and smelters and refineries. In 2016, the average LME price of zinc and lead increased by 8.6% and 4.9%, respectively. In particular, the average LME price for zinc increased by 8.6%, from US$1,928.30 per tonne in 2015 to US$2,094.75 per tonne in 2016. These increases were mainly a result of lower availability of zinc concentrates in the global market due to several production cuts and the depletion of large zinc mines in Australia and Ireland and a shortage of lead concentrates, which was partially offset by an increase in supply of lead from secondary sources, such as used batteries. In 2016, the average LME price of copper decreased by 11.5%, mainly due to increased supply and high global stocks caused by the ramp up of large new operations and increased output in smaller mines.

The following table shows a breakdown of our net revenue by destination of our sales.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Peru	696.5	573.9	584.5
Brazil	721.6	560.9	534.1
Others	1,031.3	830.1	746.6
Net revenues from products sold	2,449.5	1,964.8	1,865.2

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

	For the Year Ended December 31,
	2017		2016		2015
Mining Production
Zinc concentrates (in tonnes)	791,583		860,399		866,679
Copper concentrates (in tonnes)	169,582		158,503		154,998
Lead concentrates (in tonnes)	96,006		104,408		94,875
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	375,402		416,869		425,883
Copper contained in concentrates (in tonnes)	44,161		41,551		40,375
Lead contained in concentrates (in tonnes)	52,572		59,181		54,611
Silver contained in concentrates (in oz.)	7,590,282		8,315,215		7,643,741
Gold contained in concentrates (in oz.)	32,534		27,893		17,934
External Mining Sales(1)
Zinc concentrates (in tonnes)	8,863		88,976		95,479
Copper concentrates (in tonnes)	169,590		157,054		154,337
Lead concentrates (in tonnes)	94,486		103,017		94,510
External Mining Sales—Metal Contained in Concentrate(2)
Zinc contained in concentrates (in tonnes)	4,459		49,004		54,319
Copper contained in concentrates (in tonnes)	44,165		41,186		40,195
Lead contained in concentrates (in tonnes)	50,631		58,538		54,433
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metallic zinc in tonnes)	309,925		334,261		330,113
Três Marias (metallic zinc in tonnes)	185,829	(3)	186,708	(3)	177,956	(3)
Juiz de Fora (metallic zinc in tonnes)	87,319	(4)	86,616	(4)	81,487	(4)
Total zinc product production (in tonnes)	613,900		638,070		618,721
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	555,419		573,105		560,279
Zinc oxide (in tonnes)	38,472		37,386		34,804
Total smelting sales volumes (in tonnes)	593,891		610,491		595,083
Smelting Sales—Zinc Contained in Product Volumes(3)
Metallic zinc (in tonnes)	553,720		571,319		558,578
Zinc oxide (in tonnes)	30,777		29,909		27,843
Total zinc contained in product volumes (in tonnes)	584,497		601,228		586,421

(1)                                 Excluding intercompany sales.

(2)                                 Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”

(3)                                 Including 29,335 tonnes of zinc ashes and drosses, as well as metallic zinc used in the production of zinc oxide in 2017, 27,621 in 2016 and 26,320 in 2015.

(4)                                 Including 2,453 tonnes of zinc ashes and drosses in 2017, 2,190 in 2016 and 3,251 in 2015.

Cost of products sold

In 2017, our cost of products sold increased by 16.8%, or US$242.1 million, primarily due to (i) higher concentrate prices, which impacted our smelting operations, (ii) safety-related processes implemented at our Peruvian mines and (iii) the depreciation of the U.S. dollar against the real and sol. The increase in concentrate prices represented 75.0% of the increase in cost of products sold, mainly due to the exposure of concentrate prices to variations in zinc LME prices, as well as an increase in purchases of zinc concentrates from third parties, mainly related to operations in our Cajamarquilla smelter in 2017 as compared to 2016.

In 2016, our cost of products sold decreased by 1.7%, or US$24.2 million. This decrease was primarily due to (i) a decrease in the consumption of zinc concentrates at our Cajamarquilla smelter in 2016 as compared to 2015, (ii) a decrease in purchase of zinc concentrates from third parties, mainly related to our Juiz de Fora smelter in 2016 as compared to 2015, and (iii) efficiency gains at our El Porvenir mine.

Selling expenses

In 2017, our selling expenses decreased 1.6%, mainly due to lower volume sold.

In 2016, our selling expenses increased by 7.1%, or US$6.0 million. This increase was mainly due to (i) an increase of 2.3% and 7.4% in our sales volumes of metallic zinc and zinc oxide in 2016, respectively, (ii) an 11.2% increase in our exports sales in 2016, which resulted in higher expenses to access foreign markets, and (iii) a change in the Incoterms used for export sales by our Cajamarquilla smelter.

General and administrative expenses

In 2017, our general and administrative expenses increased by 16.4%, or US$20.9 million, mainly due to the full year impact of our corporate restructuring that resulted in the redistribution of personnel expenses in our zinc, nickel and aluminum divisions starting in July 2016. Therefore, overhead expenses that were previously allocated between these three business divisions were assumed solely by us.

In 2016, our general administrative expenses increased by 19.8%, or US$21.0 million, mainly due to the corporate restructuring mentioned above that impacted half of the year 2016 compared to 2015.

Other operating results, net

In 2017, our other operating expenses, net decreased by 27.3%, or US$48.6 million. This decrease is mainly explained by (i) a 94.0%, or US$45.7 million, increase in our projects expenses, (ii) our hiring of specialized consultants to review decommissioning plans of our Brazilian operational units in 2016, which resulted in a one-time US$69.0 million provision for environmental obligations, (iii) a US$15.6 million decrease in judicial provisions and (iv) a US$14.7 million decrease in hedge losses.

In 2016, our other operating expenses, net increased by 277.5%, or US$130.7 million, primarily as a result of (i) a US$68.6 million increase in the provision for environmental obligations, (ii) a 29.3% increase in our projects expenses and (iii) a net operating hedge loss of US$33.5 million recorded in 2016, compared to a net operating hedge gain of US$7.0 million recorded in 2015.

The following table sets forth our other operating expenses, net for the periods indicated. See Note 28 to our consolidated financial statements.

	For the Year Ended December 31,
	2017	2016	2015
	(in millions of US$)
Other operating expenses, net
Environmental and asset retirement obligations	433	(68,605)	—
Mining obligations	(11,498)	(8,967)	(8,953)
Projects expenses	(94,280)	(48,562)	(37,623)
Net operating hedge gain (loss)	(18,785)	(33,514)	7,045
Judicial (provision) reversion	258	(15,331)	—
Loss on sale of property, plant and equipment, and intangible assets	(694)	(552)	(3,446)
Gain on sale of investment	4,588	408	—
Impairment of property, plant, equipment and intangibles	—	979	(8,574)
Other operating expenses, net	(9,243)	(3,675)	4,446
Total other operating expenses, net	(129,221)	(177,819)	(47,105)

Net financial results

We recognized a net financial loss of US$130.2 million in 2017 compared to a net financial gain of US$79.1 million in 2016, mainly due to the non-cash impact of exchange rate variation on U.S. dollar-denominated debt between Nexa Brazil and Nexa Resources. We recognized a net financial gain of US$79.1 million in 2016 compared to a net financial loss of US$341.9 million in 2015, mainly due to a US$424.1 million swing in the net foreign exchange gains (losses) when comparing a gain of US$124.5 million in 2016 to a loss of US$299.6 million in 2015.

Net foreign exchange gains (losses), reflect the accounting effect of the appreciation of the real against the U.S. dollar on certain U.S. dollar-denominated loans made by Nexa Resources to Nexa Brazil (which uses the real as its functional currency). During 2017, the 1.5% depreciation of the real against the U.S. dollar resulted in a foreign exchange loss. During 2016, the 19.8% appreciation of the real against the U.S. dollar resulted in a foreign exchange gain. During 2015, the 45.0% depreciation of the real against the U.S. dollar resulted in a foreign exchange loss from Nexa Brazil’s U.S. dollar-denominated indebtedness.

In 2017, our financial income increased by 19.6%, or US$4.9 million, to US$29.9 million. The increase in 2017 was due to a 77.8% increase in gains of financial investments due to a higher amount of financial investments. In 2016, our financial income increased by 29.5%, or US$5.7 million, to US$25.0 million (from US$19.3 million in 2015). The increase in 2016 was due to a 31.9% increase in gains of financial investments due to a higher amount of financial investments.

In 2017, our financial expenses increased by 50.9%, or US$35.8 million, to US$106.2 million due to an increase of 56.5%, or US$20.4 million, in interest on borrowings and US$8.2 million of interest on deferred revenue due to our silver streaming agreement with Triple Flag Mining Finance Bermuda Ltd. In 2016, our financial expenses increased by 14.3%, or US$8.8 million, to US$70.4 million, compared to US$61.6 million in 2015, due to monetary adjustments to our provisions and higher interest on borrowings during 2016.

Profit (loss) before income tax

As a result of the factors described above, our profit before income tax was US$271.5 million in 2017, as compared to a profit before income tax of US$208.9 million in 2016 and a loss before income tax of US$178.3 million in 2015.

Income tax

In 2017, we recorded an income tax expense of US$106.2 million. In 2016, we recorded an income tax expense of US$98.4 million compared to an income tax benefit of US$38.7 million in 2015.

In 2017, our current income tax expense increased by 67.0%, or US$50.4 million, to US$125.7 million, mainly as a result of (i) income taxes paid or recovered in connection with our subsidiary VGmbH that are related to income tax from prior years and income tax advances, (ii) payment of withholding income tax in Luxembourg on dividends received from Peru, (iii) an increase in the Peruvian corporate income tax rate to 29.5% and (iv) an increase in LME prices. In 2016, our current income tax expense increased by 19.9%, or US$12.5 million, to US$75.3 million from US$62.8 million in 2015, mainly as a result of foreign exchange results in Brazil.

In 2017, we recorded a deferred income tax expense of US$19.5 million, mainly as a result of depreciation and amortization of fair value adjustment to property, plant, equipment and intangible assets. In 2016, we recorded a deferred income tax expense of US$23.1 million compared to a deferred income tax benefit of US$101.5 million in 2015, mainly as a result of foreign exchange results.

In 2017, we had a nominal tax rate and an effective tax rate of 27.1% and 39.1%, respectively. The difference between the nominal and effective tax rates in 2017 is primarily a result of income taxes paid or recovered in Austria by our subsidiary Votorantim GmbH related to prior years and income tax advances, payment of withholding income tax in Luxembourg on dividends received from Peru and permanent tax adjustments in Brazil and Peru, such as non-deductible expenses. In 2016, we had a nominal tax rate and an effective tax rate of 29.2% and 47.1%, respectively, compared to a nominal tax rate and effective tax rate of 29.22% and 21.7%, respectively, in 2015. The difference between the nominal and effective tax rates in 2016 is primarily a result of changes in the income tax rate in Peru, which impacted our deferred taxes over assets appreciation and the foreign exchange gains in Brazil. The tax treatment of foreign exchange in Brazil implies a deferral of any foreign exchange results to the settlement date of the underlying transaction. In this case, the foreign exchange losses in 2015 generated an income tax benefit to be considered in the tax calculation in the future, when the related obligations and rights are settled. For additional information, see Note 20 to our consolidated financial statements.

Profit (loss)

As a result of the foregoing, we recorded a profit of US$165.3 million in 2017 as compared to a profit of US$110.5 million in 2016 and a loss of US$139.9 million in 2015.

Results by segment

The following table sets forth our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,			Variation		Variation
	2017	2016	2015	2017/2016	2016/2015	2017/2016	2016/2015
	(in millions of US$)					(percentage)
Consolidated Income Statement Information:
Net revenue from products sold:
Mining	1,213.2	907.4	770.7	305.8	136.7	33.7	17.7
Smelting	1,952.0	1,492.0	1,421.3	460.0	70.7	30.8	5.0
Elimination and Adjustments(1)	(715.7)	(434.6)	(326.8)	(281.1)	(107.8)	64.7	33.0
Total	2,449.5	1,964.8	1,865.2	484.7	99.6	24.7	5.3
Cost of products sold:
Mining	(581.0)	(513.1)	(532.1)	(67.9)	19.0	13.2	(3.6)
Smelting	(1,698.3)	(1,260.5)	(1,170.5)	(437.8)	(90.0)	34.7	7.7
Elimination and Adjustments(1)	598.2	334.6	239.4	263.6	95.2	78.8	39.8
Total	(1,681.1)	(1,439.0)	(1,463.2)	(242.1)	24.2	16.8	(1.7)
Gross profit:
Mining	632.2	394.3	238.6	237.9	155.7	60.3	65.3
Smelting	253.7	231.5	250.8	22.2	(19.3)	9.6	(7.7)
Elimination and Adjustments(1)	(117.6)	(100.1)	(87.5)	(17.6)	(12.6)	17.6	14.4
Total	768.3	525.7	401.9	242.6	123.8	46.1	30.8

(1)                                 See Note 30 to our consolidated financial statements.

Mining

Net revenue from products sold

In 2017, our net revenue from products sold in our mining segment increased by 33.7%, or US$305.8 million, primarily due to an increase in LME prices for zinc, lead and copper, despite a 6.9% decrease in mining production, from 615.1 thousand tonnes of zinc equivalent production in 2016 to 572.4 thousand tonnes in 2017. In 2016, our net revenue from products sold increased by 17.7%, or US$136.7 million, primarily due to (i) an increase in LME prices of zinc, lead and silver, (ii) lower treatment charges and (iii) higher sales volume of lead and copper contained in concentrates.

In 2017, our production of zinc contained in concentrates decreased by 9.9% in our mines, primarily due to (i) unusually severe rains in Peru in the first quarter of 2017, (ii) a lower amount of treated ore due to the implementation of updated safety procedures implemented at our underground mines in Peru and (iii) lower zinc grades. In 2016, our production of zinc contained in concentrates decreased by 26.3% and 1.8% in our Atacocha and Cerro Lindo mines, respectively, due to lower zinc grades in both mines. In our El Porvenir, Vazante and Morro Agudo mines, we had an increase of production volume in 2016 due to higher run of mine production.

In 2017, our sales volumes of copper contained in concentrates increased by 7.2%, to 44.2 thousand tonnes of metal contained in concentrates, primarily due to higher copper grade in Cerro Lindo mine. In 2016, our sales volumes of copper contained in concentrates increased by 2.5%, to 41.2 thousand tonnes of metal contained in concentrates from 40.2 thousand tonnes in 2015, primarily due to a 2.9% increase in our production of copper contained in concentrates. This increase was mainly due to a 5.3% increase in copper contained in concentrate production in our Cerro Lindo mine, which was a result of higher run of mine production. This positive result was partially offset by lower sales volume of zinc contained in concentrates.

In 2017, our sales volumes of lead contained in concentrates decreased by 13.5%, to 50.6 thousand tonnes of metal contained in concentrates, primarily as a result of the same factors that drove the decrease in zinc contained in concentrates: (i) unusually severe rains in Peru in the first quarter of 2017, (ii) a lower amount of treated ore due to the implementation of updated safety procedures at our underground mines in Peru and (iii) lower lead grades. In

2016, our sales volumes of lead contained in concentrates increased by 7.5%, to 58.5 thousand tonnes of metal contained in concentrates, from 54.4 thousand tonnes in 2015, primarily as a result of an 8.4% increase in our production of lead contained in concentrates. The increase was primarily due to (i) increases in lead contained in concentrates in our Atacocha, Vazante, El Porvenir and Cerro Lindo mines, which was the result of higher run of mine production in Cerro Lindo, Atacocha and El Porvenir and (ii) higher lead grades in El Porvenir, Vazante and Atacocha mines.

In 2017, our external sales volumes of zinc contained in concentrates decreased by 90.9%, to 4.5 thousand tonnes of metal contained in concentrates, primarily due to increased use zinc contained in concentrates within our own smelters. In 2016, our external sales volumes of zinc contained in concentrates decreased by 9.8%, to 49.0 thousand tonnes of metal contained in concentrates from 54.3 thousand tonnes in 2015, primarily due to a 2.1% decrease in our production of zinc contained in concentrates. This decrease was mainly due to a 26.3% and 1.8% decrease in zinc contained in concentrate production in our Atacocha and Cerro Lindo mines, respectively, as a result of lower zinc grades in both mines. These decreases were partially offset by a 1.4% and 1.1% increase in zinc contained in concentrate production in our El Porvenir mine, which was a result of increases in run of mine production.

Cost of products sold

In 2017, our cost of products sold in our mining segment increased by 13.2%, or US$67.9 million, mainly due to the implementation of updated safety procedures in our mines and the depreciation of the U.S. dollar against the real and sol. The average exchange rate of reais to U.S. dollars decreased 8.3%, from 3.48 reais per U.S. dollar in 2016 to 3.19 reais per U.S. dollar in 2017. The average exchange rate of soles to U.S. dollars decreased 3.4%, from 3.37 reais per U.S. dollar in 2016 to 3.26 reais per U.S. dollar in 2017.

In 2016, our cost of products sold decreased by 3.6%, or US$19.0 million, mainly due to better efficiency rates in Atacocha and El Porvenir mines.

Smelting

Net revenue from products sold

In 2017, our net revenue from products sold in our smelting segment increased 30.8%, or US$460.0 million, mainly due to an increase in zinc prices. In 2016, our net revenue from products sold increased 5.0%, or US$70.7 million, mainly due to (i) an increase in zinc market prices and (ii) higher sales volume of metallic zinc and zinc oxide.

In 2017, our sales volumes of metallic zinc (mainly SHG, CGG and alloys produced in our smelting facilities) decreased by 3.1%, to 555.4 thousand tonnes. This decrease was mainly due to unusually severe rains in Peru during the first quarter of 2017. In 2016, our sales volumes of metallic zinc increased by 2.3%, to 573.1 thousand tonnes in 2016 from 560.3 thousand tonnes in 2015. This increase was mainly due to increased consumption of zinc by Brazilian flat steel producers, which has increased exports to overseas markets, positively impacting zinc demand due to increased volumes and increased demand for export-quality flat steel specification, which requires higher zinc content.

In 2017, our sales volumes of zinc oxide increased by 2.9%, to 38.5 thousand tonnes. In 2016, our sales volumes of zinc oxide increased by 7.4%, to 37.4 thousand tonnes in 2016 from 34.8 thousand tonnes in 2015. This increase was driven by (i) higher use of secondary raw material, maximizing the production of zinc oxide and (ii) the development of new regions and markets for the sale of zinc oxide.

Cost of products sold

In 2017, our cost of products sold in our smelting segment increased by 34.7%, or US$437.8 million, primarily due to an increase in zinc prices and a decrease in treatment charges. In 2016, our cost of products sold increased by 7.7%, or US$90.0 million, primarily due to higher prices of electricity in Três Marias and Juiz de Fora. In addition, this increase was driven by the higher cost of zinc concentrate due to higher LME and lower treatment charges. The increase was partially offset by a decrease in zinc concentrate consumption in our Cajamarquilla smelter.

LIQUIDITY AND CAPITAL RESOURCES

Overview

In the ordinary course of business, our principal funding requirements are for working capital requirements, capital expenditures relating to maintenance and expansion investments, servicing our indebtedness and distributions to our shareholders. We typically meet these requirements through operational cash flow, long-term borrowings from private banks and the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and the issuance of debt securities in the international capital markets.

We believe that our cash and cash equivalents on hand, cash from operations and available borrowings will be adequate to meet our capital expenditure requirements and liquidity needs for our current requirements. We may require additional capital to meet our longer-term liquidity and future growth requirements. Although we believe that our sources of liquidity are adequate, weaker economic conditions in Brazil, Peru or globally could materially adversely affect our business and liquidity.

Sources of funds

Our principal sources of funds are cash flows from operations, long-term borrowings from banks and the BNDES and issuance of debt securities in the international capital markets. The amount of cash flows from operations is influenced by our working capital requirements, share premium reimbursements and investment activities, as well as a need to service our indebtedness.

Uses of funds

During 2017, we used cash flow generated by our operations primarily for working capital requirements, share premium reimbursements and investment activities, as well as to service our indebtedness. As of December 31, 2017, our consolidated cash, cash equivalents and financial investments totaled US$1,225.5 million, and our consolidated adjusted working capital totaled US$85.3 million.

Cash flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2017, 2016 and 2015.

	For the Year Ended December 31,			Variation
	2017	2016	2015	2017/2016	2016/2015	2017/2016	2016/2015
	(in millions of US$)					(percentage)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	378.9	585.1	414.5	(206.2)	170.5	(35.2)	41.1
Investing activities	(328.4)	(201.4)	(156.7)	(127.0)	(44.7)	63.1	28.5
Financing activities	52.8	(92.2)	(385.8)	145.0	293.6	(157.3)	(76.1)
Effects of exchange rates on cash and cash equivalents	—	2.8	(1.3)	(2.8)	4.1	(100.0)	(315.4)
Increase (decrease) in cash and cash equivalents	103.5	294.2	(129.3)	(190.7)	423.5	(64.8)	(327.5)
Cash and cash equivalents at the beginning of the year	915.6	621.4	750.7	294.2	(129.3)	47.3	(17.2)
Cash and cash equivalents at the end of the year	1,019.0	915.6	621.4	103.4	294.2	11.3	47.3

In 2017, our net cash flow provided by operating activities decreased by 35.2%, or US$206.2 million, primarily due to the US$250.0 million of upfront proceeds that we received in 2016 in connection with the silver streaming agreement, which was partially offset by decreases in trade receivables and inventory of US$9.0 million and US$46.9 million, respectively. In 2016, our net cash flow provided by operating activities increased 41.1%, or US$170.5 million, primarily due to an upfront payment of US$250.0 million in connection with the silver streaming agreement pursuant to which we sold the future silver production of our Cerro Lindo mine to a third party, US$42.3 million in salaries and payroll charges, US$36.4 million in accounts payable and other liabilities and

US$28.4 million of confirming payable transactions. These increases were partially offset by US$110.5 million and US$128.5 million in trade accounts receivable and inventory, respectively.

In 2017, adjusted working capital increased by US$11.3 million, to US$85.3 million, mainly due to the increase in trade account receivables and inventories. In 2017, our net cash flow used in investing activities increased by 63.1%, or US$127.0 million, mainly due to our US$81.6 million payment to CBA in connection with the Pollarix acquisition. In 2016, adjusted working capital increased by US$35.6 million, to US$74.0 million, mainly due to the fluctuation on LME prices and the average exchange rate in inventory and trade accounts receivable which was partially offset by an increase in trade payables and confirming payable. In 2016, our net cash flow used in investing activities increased 28.5%, or US$44.7 million, mainly due to a decrease of US$38.6 million related to VSA’s settlement of an intercompany receivable related to the sale by VMZ of income tax and social contribution credits for the payment of tax debts by related parties.

In 2017, our net cash flow used in financing activities decreased by 157.3%, or US$145.0 million, primarily due to the proceeds from our initial public offering, which increased our share capital and share premium by US$306.4 million in 2017. This decrease was partially offset by the capital increase of US$170.1 million in 2016 paid by our minority shareholders. The share premium is a reserve account of the net equity of a Luxembourg company, in which the premium on the issuance of shares is accounted. Since we offered 20,500,000 shares in the initial public offering at a nominal value of US$1.00 each, a portion—US$20.5 million—of the initial public offering proceeds were allocated to share capital, while the remaining amount after expenses, which represents the premium on the issuance of the shares, was allocated to the share premium reserve according to the accounting rules. We do not intend to allocate further amounts in this reserve.  In 2016, our net cash flow used in financing activities decreased by 76.1%, or US$293.6 million, primarily due to the increase of new loans and financing of US$527.5 million which was partially offset by the amortization of loans and financings in an amount of US$202.4 million.

In 2017, our cash and cash equivalents increased by 11.3%, or US$103.4 million, mainly due to a decrease of US$206.2 million in net cash flows provided by operating activities and an increase of US$127.0 million used in investing activities, which was partially offset by an increase of US$145.0 million in net cash flows used in financing activities. In 2016, our cash and cash equivalents increased by US$294.2 million, mainly due to an increase of US$170.5 million in net cash flows provided by operating activities and a decrease of US$293.6 million used in financing activities, which was partially offset by an increase of US$44.7 million in net cash flows used in investing activities.

Capital expenditures

Our capital expenditures in 2017 totaled US$197.6 million, including the Vazante mine deepening project, waste treatment and dam projects at Três Marias and El Porvenir, the Ambrosia mine project and a pump station project at Vazante.

For 2018, our estimated capital expenditures total US$280.4 million to invest in projects that are currently underway. Our main projects include a life of mine extension and implementation of dry stacking tailings in Vazante, for which we have budgeted US$43.0 million and US$22.0 million, respectively. In addition, we intend to use US$20.0 million for the ongoing feasibility study and potential execution of the Aripuanã greenfield project, and US$20.0 million for the conversion to Jarosite process at the Cajamarquilla smelter to increase zinc recovery. For more information about the specific projects for which we have budgeted funds, see “Information on the Company—Capital expenditures.”

Expenses related to project development and exploration

As we continue to advance our exploration and drilling campaigns and develop our pipeline of projects, we expect our expenses to increase in 2018. This increase impacts our margins because early-stage projects are accounted for as other operating expenses. In 2018, we expect to spend US$139.8 million on expenses for early-stage projects, including US$86.2 million with respect to mineral exploration and US$53.6 million with respect to project development.

Distributions and repurchases

During 2017, we made distributions to our shareholders through share premium reimbursements. The share premium is a reserve account of the net equity of a Luxembourg company and can be distributed to the shareholders. We distributed US$430.0 million as share premium reimbursements to our shareholders during 2017, including US$140.0 million in the first half of 2017 and US$290.0 million after July 1, 2017, represented by a US$140.0 million share premium reimbursement on September 15, 2017 and a US$150.0 million share premium reimbursement on October 20, 2017. The US$150.0 million share premium reimbursement was funded by dividends paid by our subsidiary Nexa Peru to its shareholders on October 16, 2017 in the total amount of US$335.0 million, of which Nexa Peru’s non-controlling shareholders received US$58.3 million and we received US$268.7 million (net of US$8.0 million in Peruvian withholding tax). In October 2017, US$285.0 million of the proceeds from our initial public offering were allocated to share premium. On February 15, 2018, the board of directors approved the distribution of a US$80.0 million share premium reimbursement, corresponding to US¢60.0 per share paid to the shareholders on March 28, 2018. We have not incurred indebtedness to fund these distributions to our shareholders, and we do not expect to incur indebtedness to fund such distributions in the future. Because any future payment of dividends or other distributions pursuant to our dividend policy will be subject to the approval of our board of directors or our shareholders, as applicable, based on a number of factors, including but not limited to, our cash balance, cash flow, earnings, capital investment plans, other potential cash disbursements, expected future cash flows from operations and strategic plans, as well as legal requirements and other factors we may deem relevant at the time. See “Share ownership and trading—Distributions.”

We did not repurchase any of our shares in 2017.

Debt

As of December 31, 2017, our total outstanding consolidated indebtedness (non-current and current loans and financings) is US$1,447.3 million, consisting of US$40.8 million of short-term indebtedness, including the current portion of long-term indebtedness (or 2.8% of the total indebtedness), and US$1,406.5 million of long-term indebtedness (or 97.2% of the total indebtedness). As of December 31, 2017, our total outstanding consolidated indebtedness guaranteed by sureties was US$93.4 million, which represented 6.0% of the total consolidated indebtedness.

Our U.S.-dollar denominated indebtedness as of December 31, 2017 was US$1,285.5 million (or 89.0% of our total indebtedness) and our foreign currency-denominated indebtedness was US$161.8 million (or 11.0% of our total indebtedness), of which US$161.8 million (or 11.0% of the total indebtedness) was real-denominated consolidated indebtedness and the remaining US$1,285.5 million was denominated in other currencies and currency baskets.

As of December 31, 2017, US$317.6 million, or 22.0% of our total consolidated indebtedness, bears interest at floating rates, including US$86.4 million of real-denominated indebtedness that bore interest at rates based on the SELIC rate or TJLP rate (the long-term interest rate set by the Brazilian National Monetary Council and the basic cost of financing of the BNDES), and US$231.2 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR or the BNDES Monetary Unit (Unidade Monetária BNDES or UMBNDES), rate.

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2017.

		As of December 31, 2017
Indebtedness	Average Annual Interest Rate	Current Portion	Long-term Portion	Total
		(in millions of US$)
Debt with banks	3-month LIBOR plus 2.57%	0.4	199.2	199.6
	6-month LIBOR plus 2.51%
Eurobonds (US$)	5.19% Fixed USD	8.8	1,032.7	1,041.4
BNDES	TJLP plus 2.68%	19.8	73.7	93.4
	4.74% Fixed BRL
	SELIC plus 2.78%
	UMBNDES plus 2.44%

		As of December 31, 2017
Indebtedness	Average Annual Interest Rate	Current Portion	Long-term Portion	Total
		(in millions of US$)
Export credit note	118.00% CDI	1.1	61.6	62.7
	3-month LIBOR plus 1.85%
Finep	TJLP plus 0.68%	0.7	2.1	2.7
Debentures	107.77% CDI	8.9	32.4	41.3
Finame	4.59% Fixed BRL	0.4	1.4	1.8
Other (US$)	5.93% Fixed USD	0.8	3.5	4.3
Total		40.8	1,406.5	1,447.3

As of December 31, 2017, US$93.4 million remains outstanding under our loan agreements with BNDES, with Nexa Brazil as borrower and Hejoassu Administração S.A. and our controlling shareholder VSA as guarantors.

Many of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of its assets. These instruments also contained covenants requiring that we comply with certain financial ratios, including:

•                  a debt service coverage ratio of 1.0:1.0;

•                  a net debt to EBITDA ratio of 4.0:1.0; and

•                  a total debt to total capitalization ratio of 0.7:1.0.

As of December 31, 2017, we were in compliance with these ratios.

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$40.8 million as of December 31, 2017.

As of December 31, 2017, we had access to a committed line of credit in an aggregate principal amount of US$500.0 million under a revolving credit facility with a syndicate of financial institutions, or the VSA Revolving Facility. This facility was entered into by VSA, as borrower and guarantor, and Nexa Resources, VGmbH, Nexa CJM, Nexa Brazil and other subsidiaries of VSA, as borrowers, on June 29, 2015. Loans under the VSA Revolving Facility are guaranteed by VSA and bear interest at a rate of LIBOR plus an applicable margin that varies based upon VSA’s credit rating. Loans under the VSA Revolving Facility have a final maturity date of July 29, 2020. As of December 31, 2017, no disbursements had been made to any of the borrowers under this facility.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position.

Long-term indebtedness

The following discussion briefly describes our principal financing agreements as of December 31, 2017.

Export credit notes. In the first quarter of 2017, Nexa Brazil issued to Banco ABN Amro S.A. a R$100.0 million (US$31.2 million as of December 31, 2017) export credit note due February 2020 and bearing interest at 118.0% of the CDI rate. In the second quarter of 2017, Nexa Brazil issued to Banco Citibank S.A. a US$31.4 million export credit note due April 2020 and bearing interest at three-month LIBOR plus 1.85%. Each export credit note is guaranteed by Nexa Resources. As of December 31, 2017, the aggregate outstanding amount under these export credit notes was US$62.7 million.

Nexa Resources Bond. On May 4, 2017, we issued an aggregate principal amount of US$700.0 million in bonds maturing in 2027 and bearing interest at 5.375% per year, receiving net proceeds of US$691.2 million. The proceeds from our initial public offering were used to repay a portion of our existing consolidated debt with banks, thereby extending the maturity of our outstanding debt. These securities are guaranteed by our subsidiaries Nexa

Brazil, Nexa Peru and Nexa CJM. As of December 31, 2017, the outstanding amount under these bonds was US$695.9 million, which is related to a principal amount of US$700.0 plus an accrual of US$5.9 million related to interest, net of borrowing costs of US$10.3 million. See Note 1(ii) to our consolidated financial statements.

Export prepayment facilities. In November and December 2016, VGmbH entered into three separate export prepayment facility agreements with ABN Amro Bank N.V., Natixis New York Branch and Banco Bilbao Vizcaya Argentaria, S.A., in an aggregate amount of US$275.0 million, maturing in 2021. Loans under these facilities bear interest at LIBOR plus an applicable margin that ranges between 2.50% and 2.75%. Of the US$275.0 million, US$100.0 million is guaranteed by Nexa Resources and Nexa CJM and US$175.0 million is guaranteed by Nexa Resources, Nexa Brazil and Nexa CJM. These export prepayment facilities are secured by liens on certain collection accounts associated with these facilities. The proceeds of these loans were used to repay a portion of the existing 2014 export prepayment facility described below. As of December 31, 2017, the outstanding principal amount under these loan agreements was US$199.6 million, including US$99.6 million with Natixis New York Branch and US$100.0 million with ABN Amro Bank N.V.

Nexa Peru Bond. On March 28, 2013, Nexa Peru issued 4.625% senior notes due 2023, or the 2023 Notes, in an aggregate principal amount of US$350.0 million, maturing on March 28, 2023. The 2023 Notes bear interest at a rate of 4.625% per annum, payable on a semi-annual basis on March 28 and September 28 of each year. As of December 31, 2017, the outstanding amount under these notes was US$345.5 million.

BNDES and FINEP. BNDES has been an important source of debt financing for our capital expenditures in Brazil. We, through our Brazilian subsidiaries, have entered into several loan agreements with BNDES for the expansion and modernization of certain fixed assets, studies and engineering projects, environmental investments and the acquisition of machinery and equipment. As of December 31, 2017, our aggregate outstanding amount under BNDES loan agreements was US$93.4 million. For further details on our long-term financings with BNDES, please see the table below.

In December 2014, Nexa Brazil entered into a loan agreement with the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos), or FINEP, to finance the research and development of various projects. As of December 31, 2017, our outstanding amount under this loan agreement was US$2.7 million.

The following table sets forth selected information with respect Nexa Brazil’s principal long-term financings with BNDES and our outstanding amount under these financings as of December 31, 2017.

Indebtedness	Borrower	Guarantor(s)	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding As of December 31, 2017
						(in millions of US$)

R$1,000.0 million BNDES Revolving Credit Agreement	Nexa Brazil	Hejoassu / VSA	TJLP plus 1.87% per annum US$plus 2.4% per annum BRL plus 3.04% per annum	72 monthly installments commencing on January 15, 2016	April 18, 2022	33.6
R$74.1 million BNDES Credit Agreement	Nexa Brazil	Hejoassu / VSA	UMBNDES plus 2.77% per annum TJLP plus 2.7% per annum	60 monthly installments commencing on January 15, 2013	January 15, 2018	0.1
R$1,200.0 million BNDES Revolving Credit Agreement	Nexa Brazil	Hejoassu / VSA	SELIC plus 2.76% per annum TJLP plus 1.87% per annum UMBNDES plus 2.77% BRL plus 6.0% per annum	60 monthly installments commencing on January 15, 2017	September 15, 2026	59.5

CONTRACTUAL OBLIGATIONS

The following table sets forth certain of our contractual obligations as of December 31, 2017.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions of US$)
Loans and financings(1)	1,941.0	102.3	373.3	236.9	1,228.5
Derivative financial instruments(2)	15.0	12.6	2.4	—	—
Trade payables	329.8	329.8	—	—	—
Confirming payable(3)	111.0	111.0	—	—	—
Salaries and payroll charges	79.8	79.8	—	—	—
Dividends payable(4)	4.1	4.1	—	—	—
Related Parties(5)	89.9	87.7	2.2	—	—
Provisions - Asset Retirement Obligation(6)	331.9	7.5	53.4	33.2	237.8
Use of public assets(7)	55.0	1.7	3.8	4.2	45.3
Total	2,957.5	736.5	435.1	274.3	1,511.6

(1)                                 Includes payments of principal and interest as of December 31, 2017.

(2)                                 See Note 6 to our consolidated financial statements.

(3)                                 Certain of our subsidiaries have entered into agreements extending payment terms from 90 to 180 days with several suppliers. These suppliers have discounted their receivables with banks.

(4)                                 Dividends payable of Enercan.

(5)                                 The compensation to VSA of an amount equivalent to the economic benefit from the energy assets. See Note 13 to our consolidated financial statements.

(6)                                 Provision is made for asset retirement, restoration and environmental costs when the obligation occurs, based on the net present value of estimated future costs with, where appropriate, probability weighting of the different remediation and closure scenarios. The ultimate cost of closedown and restoration is uncertain, and management uses its judgment and experience to determine the potential scope of rehabilitation work required and to provide for the costs associated with that work. Adjustments are made to provisions when the range of possible outcomes becomes sufficiently narrow to permit reliable estimation.

(7)                                 Represents the amounts established in the concession contracts regarding the rights to hydroelectric power generation (onerous concession) under use of public assets agreements.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have any off-balance sheet arrangements as of December 31, 2017.

RISK MANAGEMENT

We consider market risk to be the potential loss arising from adverse changes in market rates and prices. We are exposed to several market risks arising from our normal business activities. These market risks, which are beyond our control, principally involve the possibility that changes in commodity prices, interest rates or exchange rates will adversely affect the value of our inventory, financial assets and liabilities or future cash flows and earnings. For information on our risk management policies, see Note 5 to our consolidated financial statements.

Financial risk

Our financial risk management policy seeks to preserve our liquidity and protect our cash flow and its operating components (revenues and costs), as well as financial components (financial assets and liabilities) against adverse credit and market events such as fluctuations in currency and interest rates.

A significant portion of the products we sell are commodities, with prices based on international indices and denominated in U.S. dollars. A portion of our costs, however, are denominated in reais and soles, and therefore leads to a mismatch of currencies between our revenues and costs. Additionally, our indebtedness is based on different indices and currencies, which may impact our cash flows.

Our current financial risk management policy includes:

•                  Foreign Exchange Exposure Management. Foreign exchange exposure is our exposure to fluctuations in the currencies that make up our commercial, operational and financial relations (the real and sol), and that may impact our U.S. dollar cash flow. All actions in the financial risk management process are intended to hedge our cash flow in U.S. dollars, to maintain our ability to pay our financial obligations and to comply with liquidity and indebtedness levels defined by our management team. Our foreign exchange hedge mechanisms are based on the foreign exchange exposure that is projected at least for 12 months after a reference date.

•                  Interest Rate Exposure Management. Exposure to the interest rate is our exposure to fluctuations in each of the indices of interest rates (mainly CDI, LIBOR and TJLP) from loans and financing transactions and financial investment that may impact our cash flow. Interest rate fluctuations would also result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the execution of the debt agreements.

•                  Commodity Exposure Management. Exposure to commodity prices is our exposure to income and operating costs fluctuations due to changes in the reference prices for commodities (e.g., zinc, copper, silver) based on demand, production capacity, producers’ inventory levels and commercial strategies and the availability of substitutes in the global market. We calculate our exposure at least for 12 months after a reference date, taking into account any derivative financial instrument that has a certain commodity as the underlying asset.

•                  Counterparties’ and Issuers’ Risk Management. This policy establishes exposure limits for financial and non-financial institutions that are counterparties of financial transactions and/or issuers of debt securities. The purpose of our counterparties’ and issuers’ risk management is to mitigate the occurrence of negative impacts on our cash flows from the non-fulfillment of financial obligations by these issuers and counterparties. In the case of financial investments (cash allocation), we measure exposure to credit risk of issuers by the sum of gross balances of financial investments. In the case of derivative transactions, the credit risk exposure of a certain counterparty and transaction is measured by the pre-settlement risk using statistical models. Exposure limits are determined based on ratings assigned by rating agencies and the equity of the relevant financial institution.

•                  Liquidity and Financial Indebtedness Management. This policy establishes guidelines for managing our liquidity and financial indebtedness. The main instrument for measuring and monitoring liquidity is a cash flow projection, considering a minimum projection period of 12 months from the reference date. Liquidity and debt management considers as an objective the comparable metrics provided by global credit rating agencies for investment grade entities. With respect to indebtedness, metrics considered compatible with the relevant objective are considered.

All proposals must comply with the guidelines and rules set forth in our Financial Risk Management Policy and subsequently submitted for review by our finance committee and then for our board of directors’ approval, under the governance structure set forth in our Financial Risk Management Policy.

Foreign exchange risk

We are subject to foreign exchange risks resulting from the fluctuation of the real and the sol against the U.S. dollar, our functional currency. All actions in the market risk management process related to our foreign exchange exposure are intended to hedge our cash flow in U.S. dollars, to maintain our ability to pay our financial obligations and to comply with liquidity and indebtedness levels defined by our management. In 2017, we recorded losses in translation of balances in foreign currency of US$53.9 million. In 2016, we recorded gains in translation of balances in foreign currency of US$124.5 million. In 2015 we recorded losses in translation of balances in foreign currency of US$299.6 million.

Assuming an exchange rate appreciation (devaluation) of 10.0% of the real against the U.S. dollar as of December 31, 2017, we estimate that our profit for the year would have increased (decreased) by US$25.0 million for 2017.

We are also exposed to market risk associated with changes in foreign currency exchange rates as certain costs incurred are in currencies other than our functional currency.

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2017, an increase (decrease) in LIBOR of 25.0% would impact our profit and cash flows by US$0.2 million. We calculate our exposure to fluctuations in interest rates at least for 12 months after a reference date, taking into account any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted for our finance committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Metal price sensitivity

We are subject to market risks arising from the volatility of prices of zinc, copper, lead and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2017 profit attributable to us resulting from metal price changes.

	Zinc	Copper	Silver
Change in metal price (in percentage)	10.0%	10.0%	10.0%
Annual change in profit attributable to us (in millions of US$)	69	15	6
Change in EBITDA (in millions of US$)	114	25	10

Derivative instruments

To hedge against market risk, we enter into derivative transactions under our Financial Risk Management Policy. Those transactions are carried out in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian CGD (Contrato Geral de Derivativos) Agreements.

None of the derivative transactions we are party to as of December 31, 2017 have corporate guarantees or require margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2017 was entered into for speculative or arbitrage purposes.

We have the following recurring hedge programs in place:

•                  Hedges for fixed price commercial transactions: Hedging transactions that seek to convert commercial transactions with customers who purchase products at a fixed price to floating market prices.

•                  Hedges for “quotation periods”: Hedging transactions that aim to lock in the prices of purchases of certain inputs (metal concentrate) and sale of products arising from the processing of these inputs. Such purchases and sales are done with different floating market prices, based on quotation periods that are mismatched.

•                  Hedges for “operating margins”: hedging transactions that seek to lock in the operating margin for a portion of the production of certain of our operating subsidiaries.

To execute our hedge programs, as well as any sporadic hedging demands, we and our subsidiaries mainly enter into average-rate (Asian) forwards and swaps and standard interest rate swaps. These are the types of derivatives applicable for the hedge of our exposures, according to our Financial Risk Management Policy.

We initially recognize derivative instruments at fair value on the date a derivative contract is entered into and subsequently re-measure at their fair value. The method of recognizing the resulting gain or loss depends on whether we designate the derivative as a hedging instrument, in the case of adoption of hedge accounting, and if so, the nature of the item being hedged. We adopt the hedge accounting procedure and designate certain derivatives as either:

•                  hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

•                  hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

We document the relationship between hedging instruments and hedged items at the inception of the hedging transaction, as well as the risk management objective and strategy for the undertaking of the various hedge transactions. We also document our assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows or fair values of hedged items.

III.                              SHARE OWNERSHIP AND TRADING

MAJOR SHAREHOLDERS

As of December 31, 2017, our total issued and outstanding shares are represented by 133,320,513 common shares, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

Votorantim S.A., or VSA, is Nexa Resources’ controlling shareholder. The address for VSA is Rua Amauri, 255, 14o andar, Room A, in the city of São Paulo, state of São Paulo, Brazil. VSA acquired all its shares in Nexa Resources on February 26, 2014.

Shareholder	Number	Share Capital (%)
VSA	85,655,128	64.25%
Other (1)	12,015,385	9.01%
Public	35,650,000	26.74%
Total	133,320,513	100.00%

(1)                                 Consists of shares beneficially owned by minority shareholders, including certain directors, that each hold less than 5% of our common shares.

VSA

As of December 31, 2017, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of the entirety of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by Ermírio Pereira de Moraes, Maria Helena Moraes Scripilliti, José Ermírio de Moraes Neto, José Roberto Ermírio de Moraes, Neide Helena de Moraes and the descendants of Antonio Ermírio de Moraes through controlled companies. The business address of Hejoassu is Rua Amauri, 255, 12° andar, in the city of São Paulo, State of São Paulo, Brazil.

RELATED PARTY TRANSACTIONS

We enter into transactions with our shareholders and companies that are owned or controlled, directly or indirectly, by VSA in our ordinary course of business. These transactions are conducted on an arms’ length basis and in accordance with applicable laws and our corporate governance policies. This discussion of certain relationships and related party transactions does not address transactions between us and any of our consolidated subsidiaries that are eliminated in the process of preparing our consolidated financial information.

In accordance with article 57 of the Luxembourg law of August 10, 1915 (or 1915 Law), any member of our board of directors having a direct or indirect financial interest conflicting with that of Nexa Resources in a transaction put before the board for consideration must advise the board thereof and cause a record of such member’s statement to be included in the minutes of the meeting. The director may not take part in these deliberations and at the next following general meeting of shareholders of Nexa Resources, before any other resolution is put to vote, a special report shall be made on any such conflicted transactions. This shall not apply where the decision of the board relates to ordinary business entered into under normal market conditions.

The table below sets forth the balances of our principal related party transactions as of the dates and periods indicated.

As of December 31,
2017
(in millions of US$)
Related Party Transaction Balances
Current assets
Trade Accounts Receivable
Companhia Brasileira de Alumínio	1.8
Votorantim Cimentos S.A.	1.7
Other	0.2
Total	3.8
Non-current assets
Votorantim Cimentos S.A.	0.7
Total	0.7
Trade payables
Votorantim S.A.	0.3
Companhia Brasileira de Alumínio	5.2
Other	1.4
Total	7.0
Dividends payable
Other	0.7
Non-controlling interests	3.5
Total	4.1
Current and non-current liabilities
Votorantim S.A.	87.7
Other	2.2
Total	89.9

For the Year Ended December 31,
2017
(in millions of US$)
Related Party Transaction Revenues and Expenses
Sales
Companhia Brasileira de Alumínio	2.1
Votorantim Cimentos S.A.	0.1
Total	2.3
Purchases
Companhia Brasileira de Alumínio	42.4
Votener—Votorantim Comercializadora de Energia Ltda	13.5
Votorantim Cimentos S.A.	0.4
Other	1.1
Total	57.4
Financial Results
Companhia Brasileira de Alumínio	1.0
Total	1.0

Certain transactions with our shareholders and their affiliates

Beginning in April 2016, when a group of investors acquired a minority stake in Nexa Resources, we had in place a mechanism pursuant to which certain benefits derived from the Brazilian energy generation assets held by our subsidiary Nexa Brazil were transferred to our controlling shareholder VSA. This mechanism required us to pay annual compensation to VSA in an amount equivalent to the economic benefits we derived from the energy generation assets, which was calculated based on the difference between a predetermined comparable market rate and the cost of producing the energy consumed by our Brazilian subsidiaries. See Note 1(vii) to our consolidated financial statements. In 2016, this mechanism resulted in a total compensation of US$52.8 million, paid to VSA during the first quarter of 2017, that we recognized directly in equity.

During 2017, our shareholders agreed to replace the mechanism described above with a new arrangement intended to ensure access to energy supply at market rates while allowing us to continue to obtain some benefits associated with holding the energy generation assets, such as discounts on the charges applicable on the transportation and delivery of energy to end users. Pursuant to this arrangement, each of the energy generation assets were transferred to a holding company called Pollarix, which became our consolidated subsidiary, and Nexa Brazil entered into power purchase agreements at market prices with each of the energy generation assets owned by Pollarix. We hold 33.33% of Pollarix’s total share capital (represented by ordinary shares) and VSA and/or its affiliates hold the remaining 66.67% of Pollarix’s total share capital (represented by preferred shares with limited voting rights). Under the terms of the preferred shares, VSA is entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares. See “Information on the Company—Other operations—Power and energy supply.”

Because this arrangement has been formally approved at the general meeting of our shareholders and the Brazilian energy generation assets are under common control with VSA, we have reflected the changes associated with the new arrangement retroactively in our consolidated financial statements to improve the comparability of the results for the periods presented. See Note 1(vii) to our consolidated financial statements.

The transfer of the energy assets remains subject to the approval of the ANEEL, which is expected to occur in the first half of 2018.

Cost-sharing agreement with VSA

We entered into an agreement with VSA on September 4, 2008, for services provided by the Shared Solutions Center (Centro de Soluções Compartilhadas, or CSC), of VSA related to administrative activities, human resources, back office, accounting, taxes, technical assistance, training, as well as leasing of equipment and office space for companies controlled by VSA. Because these activities are contracted for the benefit of all the companies controlled by VSA, we reimburse VSA for the expenses related to these activities. We do not expect to negotiate any material changes in the terms and conditions of our cost-sharing agreement with VSA.

Loans to CBA

On February 3, 2017, Nexa Brazil and CBA entered into agreements pursuant to which Nexa Brazil assumed all of CBA’s obligations under the intercompany loan agreements with VGmbH and Nexa Resources. As a result, Nexa Brazil recognized an account receivable with CBA (which was recognized by CBA as an account payable) in an aggregate amount of US$390.0 million. This indebtedness was assumed by Nexa Brazil in connection with the transactions described under “—Certain Transactions with Our Shareholders and Their Affiliates.” On June 30, 2017, Nexa Brazil and CBA entered into an agreement pursuant to which CBA liquidated the account payable by transferring assets to Nexa Brazil, including certain fixed assets and an equity participation in VILA. As a result, as of December 31, 2017, Nexa Brazil does not have the US$390.0 million account receivable with CBA.

Purchases of electricity from Votener

We purchased electricity from Votener, a subsidiary of VSA, in an aggregate amount of US$11.3 million in 2017. The price of electricity we purchased was based on market prices. Upon concluding the current structure related to our Brazilian energy assets, we do not expect to negotiate additional purchases of electricity in the near future. See “Operating and financial review and prospects—Key factors affecting our business and results of operations—Energy costs’’ and ‘‘Other operations—Power and energy supply.”

Guarantees by VSA and Hejoassu

VSA and Hejoassu, the controlling shareholder of VSA, have guaranteed obligations of our Brazilian subsidiaries under certain financing agreements with BNDES. As of December 31, 2017, VSA and Hejoassu guaranteed US$93.4 million of Nexa Brazil’s outstanding indebtedness. VSA also guarantees any loans made to Nexa Resources, Nexa Brazil and Nexa CJM under the VSA Revolving Facility. As of December 31, 2017, US$31.5 million has been disbursed under this facility. Although we do not currently compensate VSA or Hejoassu in exchange for their provision of these guarantees, we may begin to pay a guarantee fee on arms-length market terms to VSA and Hejoassu in respect of our guaranteed obligations in the future. We intend to seek to enter into financings in the future without these guarantees.

DISTRIBUTIONS

We intend to make annual distributions on our common shares. The amount of distributions will be subject to the requirements of Luxembourg law and the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations and our strategic plans, as well as legal requirements and other factors we may deem relevant at the time. As of December 31, 2017, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we intend to distribute each year amounts equal to at least 2.0% of our average market capitalization for the previous fiscal year. For this purpose, our average market capitalization for a fiscal year is the sum of the daily market capitalization for each NYSE trading date in such fiscal year divided by the number of NYSE trading days in such fiscal year, where the daily market capitalization for any trading day is the product of the NYSE closing price per share in U.S. dollars of our common shares on such trading day and the number of common shares outstanding on such trading day.

Each common share entitles the holder to participate equally in distributions, unless the right to distributions has been suspended in accordance with our articles of association or applicable law.

We intend to declare and make distributions in our common shares in the form of either dividends or reimbursements of share premium. Under Luxembourg law, dividends are determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our board of directors. Furthermore, pursuant to our articles of association, the board of directors has the power to declare interim dividends and proceed with reimbursements of share premium.

We and our subsidiaries are subject to certain legal requirements that may affect our ability to pay dividends or other distributions. Distributions to shareholders (including in the form of dividends or reimbursement of share premium) may only be made from amounts available for distribution in accordance with Luxembourg law, determined on the basis of our standalone statutory accounts prepared under Luxembourg GAAP. Under Luxembourg law, the amount of a distribution paid to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made from net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made from available share premium.

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. See “Additional information—Articles of association—Distributions.”

As of December 31, 2017, the legal reserve of Nexa Resources, based on our standalone statutory accounts prepared under Luxembourg GAAP, was zero, and we would not have been able to declare or pay any dividends. We can provide Nexa Resources with the capacity to pay dividends by causing our subsidiaries to pay dividends to Nexa Resources, subject to any conditions under the corporate law applicable to each subsidiary. This would result, after any related costs, in profits at Nexa Resources, which would contribute to creating amounts that, after mandatory allocations of profits, are available for distribution as dividends in accordance with Luxembourg law as described above.

The balance of the share premium account as of December 31, 2017 was US$1,121.4 million. This amount was calculated based on the share premium reserve, plus any profits made since the end of last financial year, less losses carried forward, as set forth in our standalone statutory accounts as of December 31, 2017 prepared under Luxembourg GAAP.

The table below describes the distributions paid to our shareholders in the form of share premium reimbursements for the periods indicated.

For the Year Ended December 31,
2017	2016	2015	2014
(in millions of US$)
430.0	69.9	—	—

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends or distributions. Our subsidiaries’ ability to make distributions to us is subject to their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru. As of December 31, 2017, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us.

A Luxembourg withholding tax of 15.0% is generally due on dividends and similar distributions made by us to our shareholders. However, distributions on our common shares that are sourced from a reduction of share capital or share premium are not subject to Luxembourg withholding tax if we do not have distributable reserves or profits in our standalone statutory accounts prepared under Luxembourg GAAP. See “Additional information—Taxation—Luxembourg tax considerations—Shareholders.”

There is no law, governmental decree or regulation in Luxembourg that would affect the remittance of dividends or other distributions by us to nonresident holders of our common shares, other than withholding tax requirements. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for nonresident holders to claim dividends or other distributions.

Computershare Trust Company, N.A. is the paying agent for shareholders who hold common shares listed on the NYSE and on the TSX. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars. Dividends and other distributions on common shares listed on the NYSE will be the same as for common shares listed on the TSX.

TRADING MARKETS

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the New York Stock Exchange (or NYSE), under the ticker symbol NEXA. Our common shares also trade on the Toronto Stock Exchange (or TSX), under the ticker symbol NEXA. On April 20, 2018, there were 133,320,513 common shares issued and outstanding.

SHARE PRICE HISTORY

The following table sets forth trading information for our common shares, as reported by the NYSE and the TSX.

	NYSE (US$ per share)		TSX (C$ per share)
	Common share		Common ADS
	High	Low	High	Low
2017
1Q	N/A	N/A	N/A	N/A
2Q	N/A	N/A	N/A	N/A
3Q	N/A	N/A	N/A	N/A
4Q	19.61	15.64	24.77	20.04
Monthly prices
November 2017	18.11	15.64	23.38	20.04
December 2017	19.61	16.44	24.77	21.14
January 2018	21.06	19.90	25.96	24.81
February 2018	20.85	18.27	26.30	23.04
March 2018	20.67	17.11	26.42	22.10
April 2018 (through April 4)	17.39	17.35	22.43	21.98

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Nexa did not repurchase any of its shares during 2017.

IV.                               CORPORATE GOVERNANCE, MANAGEMENT AND EMPLOYEES

CORPORATE GOVERNANCE

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our board of directors, advisory committees and executive boards. Our corporate governance model ensures that the proper corporate governance principles are consistently applied within our organization. Our main corporate governance activities include support for executive board meetings, board advisory committees and board of directors; contribution to the process of preparing the annual report on governance practices; elaboration of governance documents and updating of best practices; and participation in the development of corporate governance communication material.

The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201— Corporate Governance Guidelines (the “Canadian Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101— Disclosure of Corporate Governance Practices, or NI 58-101. The Canadian Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Canadian Corporate Governance Guidelines. These include adopting internal rules for the board of directors, being equivalent to a board mandate and appointing key committees that have independent representation and leadership, including an audit committee comprised of all independent directors, and a compensation, nominating and governance committee, of which one of the two committee members is independent. The internal rules, equivalent to a committee charter, for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the board of directors to ensure effective decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles. These include ensuring that appropriate processes and structures are implemented to facilitate the exercise of independent judgment by the members of the board. The disclosure set out below describes in further detail our approach to corporate governance in relation to the Canadian Corporate Governance Guidelines.

Meetings of the board of directors and attendance

The board of directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for board meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to the Company and the risks and issues which the Company faces. The agenda for meetings places priority and focuses on key issues for the Company, which are identified by the chairman of our board. Routine business is dealt with after substantive discussions on the key issues.

In fiscal year 2017, our board of directors held nine meetings, in which the rate attendance was 99% of the directors.

Meeting of the independent directors

As set forth in the internal rules for the board of directors, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present.

Committees of our board of directors

Our board of directors has an audit committee, a finance committee and a compensation, nominating and governance committee. Our board of directors is expected to have such other committees as it may determine from time to time. Each of the standing committees of our board of directors has the composition and responsibilities assigned to them by the meeting of the board of directors that created such committee and as set forth in their respective internal rules, being an equivalent to a committee charter. As set forth in the respective internal rules of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our board of directors is available on our website.

Audit committee

Our audit committee was established by our board of directors on March 28, 2017 and may be composed of three to five members, each elected by our board of directors for a term of one year. Our audit committee is composed of three members: Daniella Dimitrov, Edward Ruiz and Jane Sadowsky. These individuals are independent under Rule 10A-3 and applicable NYSE standards. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our board of directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.”

Our audit committee’s primary responsibilities are to assist the board of directors’ oversight of: (1) quality and integrity of our financial reporting and related financial disclosure; (2) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (3) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (4) risk management and monitoring processes; and (5) the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

Nexa has established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full audit committee at its first scheduled meeting following such pre-approval. Our audit committee shall pre-approve all audit and non-audit services to be provided to us by our independent auditor and also has the authority to recommend pre-approval policies and procedures to our board of directors and for the engagement of our independent auditor’s services.

Finance committee

Our finance committee was established by our board of directors on March 28, 2017. The finance committee reports to our board of directors and is composed of three to five members, each elected by our board of directors for a term of one year. Diego Cristóbal Hernandez Cabrera, Edward Ruiz and João Henrique Batista de Souza Schmidt are members of the finance committee.

Our finance committee is responsible for: (1) assisting the board in analyzing the potential effects of the Brazilian and global economic situation on our financial position, as well as in the discussion of scenarios and trends and in the definition of strategies to be adopted by us within the scope of our financial policy; (2) referring, submitting and monitoring the approved financial risk management policies; (3) evaluating the policy regarding entry into insurance contracts and the scope of their coverage; (4) evaluating and monitoring the Company’s investment plan; (5) proposing cash and liquidity management guidelines for the Company; and (6) evaluating and validating the mechanisms for setting variable and long-term executive compensation and advising the compensation, nominating and governance committee in respect thereof.

Compensation, nominating and governance committee

Our compensation committee was established by our board of directors on March 28, 2017. Our compensation committee reports to our board of directors and may be composed of two to five members, each elected by our board of directors for a term of one year. Luis Ermírio de Moraes and Eduardo Borges de Andrade Filho currently serve as its members. Previously, our compensation committee was mainly responsible for determining the corporate standards and guidelines for compensation of our board members, officers and committee members.

Following our initial public offering, we modified the structure of the compensation committee in order to include aspects related to corporate governance and the nomination of board members, officers and committee members. Therefore, our new compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive board, of the members of the board of directors and of the members of the committees of the board of directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive board; (4) developing corporate governance guidelines and principles for us; (5) identifying individuals qualified to be nominated as members of the board of directors and suggesting nominees to fill any vacancies on the board of directors; (6) the structure and composition of board committees; (7) evaluating the performance and effectiveness of the board of directors, the chief executive officer and each of the board’s standing committees; and (8) any related matters required by applicable laws and stock exchange rules.

Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, unless the articles of association provide differently, fill the vacancy on a provisional basis. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

Appointment of members of our board of directors

In accordance with our articles of association and the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “1915 Law”), the members of our board of directors are elected by a resolution of a general meeting of shareholders adopted with a simple majority of the votes validly cast, regardless of the portion of capital represented at such general meeting. Votes are cast for or against each nominee proposed for election to the board and cast votes shall not include votes attaching to shares for which the shareholder has not participated in the vote, has abstained or has returned a blank or invalid vote.

Internal rules for the board of directors

Our board of directors is responsible for supervising and directing the management of our business and affairs, including providing guidance and strategic oversight to our executives and other members of our management team. Our board of directors adopted internal rules for the board, an equivalent to a formal board mandate, which includes the following, among other things:

•                  establish the general guidance of our business, defining its mission, its strategic goals and its guidelines;

•                  adopt a strategic planning process, and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•                  approve and recommend the shareholders to approve, subject to any thresholds and pursuant to our articles of association and the 1915 Law, any transactions relating to capital expenditure investments, loans or derivative contracts, mergers, spin-offs, divestitures, incorporation or joint venture operations;

•                  deliberate and decide on the annual programs of expenditure and investments;

•                  protect and create value for us;

•                  promote and comply with our corporate objectives and those of our subsidiaries;

•                  ensure our continuity in a long-term perspective and sustainability including the economic, social, environmental considerations and good corporate governance, in the definition of business and operations;

•                  approve the apportionment of directors’ compensation, prepared with the support of the compensation, nominating and governance committee;

•                  develop our approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to us;

•                  adopt a responsive management structure, composed of qualified professionals and spotless reputation, including satisfying itself as to the integrity of the chief executive officer and other executives and that the chief executive officer and other executives create a culture of integrity throughout the organization;

•                  ensure that strategies and guidelines are implemented by the management team;

•                  oversee the implementation of appropriate: capital structure, risk management, evaluation and compensation of our executives, internal controls system, people management policy and internal rules, and corporate communications;

•                  evaluate the performance and effectiveness of our chief executive officer, based on the recommendation of the compensation, nominating and governance committee;

•                  maintain an updated succession plan for the chief executive officer and all of our other key personnel; and

•                  other matters required by applicable law and our articles of association.

The internal rules for our board are available on our website.

Chairman

The chairman of our board of directors is not an independent director of the Company, as he is also the Vice-Chairman of VSA. The board of directors has carefully considered governance issues relating to chairman independence and believes that the chairman carries out separate responsibilities diligently and that, with the compensating practices in place, the board of directors operates effectively.

The board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the board. In accordance with the internal rules of the board, the independent members of the board may hold separate meetings and each director has a duty to declare, prior to any board meeting, the existence of a particular reason or conflict of interest with the Company with respect to a subject matter being discussed or considered by the board. Accordingly, such board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our board members are prohibited in holding executive positions with the Company and/or participating on more than four boards of directors of companies that do not belong to the same conglomerate.

Position descriptions

Our board of directors has developed a written position description for the chairman of the board of directors. The chairman of the board has the following responsibilities, subject to any other matters that may be set forth in our articles of association or provided for under applicable law:

•                  ensure the efficiency and proper performance of the board of directors;

•                  ensure the efficacy of the evaluation system applicable to the board of directors, the management team and the members of each of these bodies;

•                  streamline the activities of the board of directors with our interests, our shareholders and other stakeholders;

•                  organize and coordinate the agenda for meetings of the board of directors in cooperation with the secretary to the board, chief executive officer and other board members, as applicable;

•                  ensure that board members receive timely and comprehensive information about the items included on the agenda for each meeting;

•                  coordinate the activities of other board members;

•                  propose to the board of directors, on an annual basis, the appointment of a secretary;

•                  propose to the board of directors, in consultation with the board’s committees, the annual budget of the board of directors;

•                  preside over the board meetings and general shareholders meetings;

•                  coordinate with the chief executive officer and propose the annual corporate calendar to the board of directors, setting forth the dates of corporate events;

•                  organize, together with the chief executive officer, an integration and training program for each newly elected board member, and providing continuing education opportunities for all board members; and

•                  arrange for continuing education opportunities for all directors, to ensure that they enhance their relevant skills as directors and maintain updated knowledge and understanding of our business.

Our board of directors adopted internal rules, an equivalent to a committee charter, for each of its committees. These internal rules set out, among other things, the roles and responsibilities of the coordinator (chairman) of each of the committee.

Orientation and continuing education

We implemented an orientation program for new directors under which each new director meets with the chairman of our board of directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the board of directors and each committee).

The chairman of our board of directors is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The coordinator of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

Our ongoing director education programs entails, as a matter of routine each year, site visits, presentations from outside experts and consultants, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, the economy, accounting and financial disclosure issues, mineral and hydrocarbon education and other initiatives intended to keep the board abreast of new developments and challenges that we may face.

Evaluation of directors

Our compensation, nominating and governance committee established an annual framework for the implementation and administration of processes to assess the effectiveness of the board and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full board and committee review of the board and the respective committees, by way of questionnaires, interviews and sessions with the chairman. In addition to hiring external advisors to develop and undertake this assessment, the compensation, nominating and governance committee is also responsible for overseeing the process and evaluating the results, with the objective of improving the performance of each director and the board of directors as a whole.

Considerations in evaluating director nominees

Our board of directors is responsible for nominating members for election to the board and for filling vacancies on the board that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our compensation, nominating and governance committee which evaluates the Company’s current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized headhunter, who assists the compensation, nominating and governance committee in selecting candidates for interviews. Prior to the interview, the specialized headhunter is responsible for a background check with former employers and colleagues of the respective candidates.

Following the interview(s), our compensation, nominating and governance committee recommends the nomination of the director candidate to our Board of Directors based upon an assessment of the independence, skills, qualifications and experience of such candidate. Specifically, the board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

Director term limits and other mechanisms of board renewal

Our articles of association provide that members of the board of directors are appointed for a period not exceeding one year by the general meeting of shareholders, with the possibility of renewal. In the event that a director appointed by the general meeting ceases to be a director for any reason, the remaining directors, by a simple majority vote of the directors present or represented, shall fill such vacancy by replacing such director with a new director nominated for appointment in place thereof. This director will be in office until the next general meeting of shareholders.

Diversity

We value diversity of abilities, experience, perspective, education, gender, background, race and national origin. We believe that having a diverse board of directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as expected contribution to the board’s performance and, accordingly, diversity is taken into consideration. We believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals. We have recruited and selected executives that represent a diversity of business understanding, personal attributes, abilities and experience.

The compensation, nominating and governance committee and our board of directors have the responsibility to review and assess the composition of the board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the board of directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our board and management team, each of the board’s committees and each director, the board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our board of directors and each of its committees and the management team. Ultimately, appointments to our board of directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in board and management team composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. Currently, two (or 22%) of our nine members of the board are women and one (or 11%) of our nine executives is a woman, and on a general basis, 10.3% of our overall employees are women.

Further, we established a Diversity Committee composed of three levels: Strategic Diversity Committee, Corporate Diversity Committee and Local Diversity Committees representing each of our corporate offices and production plants. Pursuant to these committees’ guidelines, “diversity” discussions include attributes such as gender, disability, ethnicity, age and other factors. In connection with this diversity initiative, we have adopted targets for gender at companywide levels and expect to adopt targets for other diversity representation. In 2017, our gender target was to have 10.4% of women represented companywide, and we achieved 10.3% representation of women in total. For 2018, our gender target is to reach 11.9%, while for 2025 we intend to increase such target to 20% of women companywide. These targets are frequently monitored, global and locally, and action plans are implemented to achieve the proposed targets.

Compensation-setting process

Our compensation, nominating and governance committee is responsible for assisting our board of directors in fulfilling its governance and supervisory responsibilities, and advising our board of directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our board of directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

Code of conduct

We work with all of our employees, as well as third parties who interact with them, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of its compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. A Conduct Committee is in charge of promoting the dissemination of the code and supervising the application of disciplinary measures.

Our code of conduct supplements our global compliance program, which is based on anti-corruption best practices and anti-corruption legislation such as the Brazil Clean Company Act, the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, and the UK Bribery Act of 2010.

We have introduced several anti-corruption initiatives, including, among other things, ethics and compliance training and an ethics hotline, which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, disciplinary action may be taken, if necessary. Further, we intend to implement a formal compliance monitoring system, which would include key risk indicators and risk assessments. We have not granted any implicit or explicit waivers from any provision of our code of conduct since its adoption.

Our code of conduct is publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this report, and you should not consider information contained on our website to be part of this report.

Foreign private issuer and controlled company exemptions

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we intend to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (1) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (2) our chief executive officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (3) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (4) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

In addition, for purposes of the NYSE rules, as VSA beneficially owns a majority of our outstanding common shares, we are a “controlled company.” “Controlled companies” under those rules are companies of which more than 50.0% of the voting power is held by an individual, a group or another company. Accordingly, we are eligible to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have a majority of independent directors or a compensation, nominating and corporate governance committee composed entirely of independent directors.

As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices which reflect our consideration of the recommended Canadian Corporate Governance Guidelines. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.01	A listed company must have a majority of independent directors. “Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

We are a controlled company because more than a majority of our voting power for the appointment of directors is controlled by VSA. We are a foreign private issuer because we are incorporated in Luxembourg. As a controlled company and foreign private issuer, we are not required to comply with the majority of independent director requirements. There is no legal provision or policy that requires us to have independent directors.

See “—Board of directors” for a description of our board.

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We do not have any management directors.
303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent director and one non-independent director which has adopted internal rules, an equivalent to a committee charter.

As set for in the committee’s internal rules, this committee is responsible for, among other matters:

•                  identifying individuals qualified to be nominated as members of the board of directors;

•                  recommending nominees to fill any vacancies on the board of directors;

•                  developing corporate governance guidelines and principles; and

•                  evaluating the performance and effectiveness of the board of directors.

See “—Committees of our board of directors.”

303A.05

A listed company must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent director and one non-independent director which has adopted internal rules for the committee, an equivalent to a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

•                  reviewing and proposing new compensation models and changes to current compensation models; and

•                  determining compensation of executives, directors and committee members.

See “—Committees of our board of directors.”

303A.06 303A.07

A listed company must have an audit committee with a minimum of three independent directors who satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that covers certain minimum specified duties.

We have an audit committee composed of three members, all of whom qualify as independent under Rule 10A-3 and applicable NYSE standards. Each member of the audit committee also satisfies the financial literacy requirement under applicable standards. The audit committee has adopted internal rules for the committee, an equivalent to a committee charter, which was duly approved by the Company’s board of directors.

As set forth in the committee’s internal rules, the committee shall assist the board of directors in fulfilling its oversight responsibilities with respect to:

•                  quality and integrity of the Company’s financial reporting and related financial disclosure;

•                  the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures;

•                  the Company’s compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures;

•                  the Company’s risk management and monitoring processes; and

•                  the qualifications, performance and independence of the Company’s independent auditors and performance of the internal audit function.

See “—Committees of our board of directors.”

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Nexa’s articles of association requires the approval of the shareholders on any equity-compensation plans.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have published formal corporate governance guidelines.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a formal code of conduct, which applies to our directors, officers and employees. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.12

(a) Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards.

(b) Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any non-compliance with any applicable provisions of this Section 303A.

(c) Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation as and when required by the interim Written Affirmation form specified by the NYSE.

As a foreign private issuer, we are subject to (b) and (c) of these requirements, but not (a).

MANAGEMENT

Board of directors

Our board of directors is responsible for the general guidance of our business and ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The board of directors is vested with broad powers to act on behalf of the Company and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our board of directors.

Our board of directors is comprised of a minimum of five and a maximum of eleven members and currently has nine members, of which four are independent directors and five are non-independent, as set out below. The non-independent directors are non-independent on the account of such directors either also being executive officers of the Company, its subsidiaries or its controlling shareholder, as applicable, or having been retained to provide consulting services to the Company. Our directors are appointed at the general meeting of our shareholders for a mandate of a one-year term and may be reelected. Members of our board of directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders.

The following table sets forth our current directors, their respective board positions and their respective date of election to the board. Most of our current directors were elected when our articles of association provided for two-year terms for directors. On August 11, 2017, we amended our articles of association to provide that directors are appointed for terms not to exceed one year. The term of each and all of our directors expires on August 25, 2018.

Name	Age	Principal Residence	Position	Date of Election
Luís Ermírio de Moraes*	58	São Paulo, Brazil	Chairman of the Board	August 25, 2016
Daniella Dimitrov(1)**	48	Toronto, Canada	Director	January 1, 2018
João Henrique Batista de Souza Schmidt***	39	São Paulo, Brazil	Director	October 18, 2016
Eduardo Borges de Andrade Filho(1) *	51	São Paulo, Brazil	Director	August 25, 2016
Diego Hernandez C***	69	Vitacura, Chile	Director	August 25, 2016
Jean Simon	62	Quebec, Canada	Director	August 25, 2016
Edward Ruiz(1)(2)	68	São Paulo, Brazil	Director	January 1, 2018
Ivo Ucovich	74	Panamá Province, Panama	Director	August 25, 2016
Jane Sadowsky(1)**	56	New York City, USA	Director	January 1, 2018

(1)         Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

(2)         Edward Ruiz is a member of both the audit and finance committees.

*                 Member of the compensation, nomination and governance committee.

**          Member of the audit committee.

***   Member of the finance committee.

The business address of each member of our board of directors is Nexa’s corporate office, which is 26-28 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg.

We present below a brief biographical description of each member of our board of directors:

Luís Ermírio de Moraes. Mr. Moraes has been a member and the Chairman of our board of directors since 2016. He has also been a member and the Chairman of the board of directors of Nexa Brazil since 2014. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is currently Vice President of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new

Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Daniella Dimitrov. Ms. Dimitrov has been a member of our board of directors since January 2018. Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She is currently a partner at Sprott Capital Partners, a division of Sprott Private Wealth LP, a merchant bank with a focus on natural resources. Ms. Dimitrov is also a director of Excellon Resources Inc. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice-Chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety. Ms. Dimitrov has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our board of directors since 2016. He is currently the Executive Director for Corporate Development at VSA, a position he has held since August 2014. Mr. Schmidt has been a member of the Board of Directors of Fibria Celulose S.A. since 2014, the President of the Board of Directors of Votorantim Geração de Energia S.A. since 2014, member of the Board of Directors of Citrosuco S.A. since 2014 and Nexa Brazil since 2016. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A. from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our board of directors since 2016. He has also been a member of the board of directors of Nexa Brazil since 2014. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm focusing on mid-size companies in Brazil. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds a MBA from the University of Chicago in 1995.

Diego Hernandez C. Mr. Hernández has been a member of our board of directors since 2016. He has also been a member of the board of directors of Nexa Brazil since 2014. Mr. Hernández has over 44 years of experience in the mining industry. He is currently the President of the Sociedad Nacional de Minería in Chile, Director of the Chilean Institute of Engineers and Advisor to the Chairman of BAL Group. He also integrates the Executive Committee of the Confederación de la Producción y del Comercio de Chile. He served as CEO of Antofagasta Minerals from August 2012, and in September 2014 was appointed CEO of Antofagasta plc, a position he held until April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010, based in Santiago. He served as Executive Director non-ferrous metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés of Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received an award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile.

Jean Simon. Mr. Simon has been a member of our board of directors since 2016. He has also been a member of the board of directors of Nexa Brazil since 2014. He has over 33 years of professional experience in aluminum primary metals, bauxite and alumina and in strategy, business management, operations and R&D, labor negotiations and stakeholder management. Mr. Simon served as served as general manager of several facilities and as regional vice president and president of Primary Metal North America; then president for Rio Tinto Alcan Primary Metal, with operations in North America, Europe, Middle East and Africa. He is currently a board member of the Bank of Canada and a board member of Aluquebec, an aluminum cluster, which coordinates working groups within the Québec aluminum processing industry. Mr. Simon received a bachelor’s degree in physics engineering from Laval University in 1978 and a degree in Business Administration from the Université du Québec in 1982. He also graduated from the Directors Education Program in partnership with the Institute of Corporate Directors, the Mc Gill Executive Institute and the Rotman School of Management, University of Toronto in 2013.

Edward Ruiz. Mr. Ruiz has been a member of our board of directors since January 2018. Mr. Ruiz brings over 46 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committee of several publicly traded companies in Brazil, including Iochpe-Maxion SA and Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte’s IFRS specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

Ivo Ucovich. Mr. Ucovich has been a member of our board of directors since 2016. Mr. Ucovich brings over 50 years of experience in mining and administration. Mr. Ucovich has been the Chairman of Nexa Peru’s board since 2002. He has served as Chairman of Atacocha since 2008. He is also Director of Química Suiza, Sociedad de Minería Petróleo y Energía and Comex Perú. He received a bachelor’s degree in Metallurgical Engineering from Lafayette College in 1965.

Jane Sadowsky. Ms. Sadowsky has been a member of our board of directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board and the audit committee of Yamana Gold, a publicly traded gold mining company based in Toronto, Canada, and chairs Yamana’s governance committee. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. She is a National Association of Corporate Directors Governance Fellow and a frequent speaker at board governance conferences throughout the United States.

Share ownership

Luís Ermírio de Moraes, the chairman of our board of directors, indirectly owns 2,379,071, or 1.78%, of our common shares. Ivo Ucovich, a member of our board of directors, indirectly owns 4,955,058, or 3.72%, of our common shares. Mr. Ucovich was appointed by our shareholders to our board of directors pursuant to a shareholders’ agreement among Nexa Resources and its existing shareholders. This shareholders agreement ceased to be in effect prior to consummation of our initial public offering. As of December 31, 2017, none of our executives own, beneficially or of record, any of our common shares.

EXECUTIVE OFFICERS AND MANAGEMENT COMMITTEE

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Tito Botelho Martins Junior	55	São Paulo, Brazil	President and Chief Executive Officer
Mario Antonio Bertoncini	50	São Paulo, Brazil	Senior Vice President Finance and Chief Financial Officer
Mauro Davi Boletta	57	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	41	Minas Gerais, Brazil	Senior Vice President Mining
Valdecir Aparecido Botassini	57	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	50	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Felipe Baldassari Guardiano	55	São Paulo, Brazil	Vice President Sustainability & Strategic Planning
Arlene Heiderich Domingues	54	São Paulo, Brazil	Vice President Human Resources & Corporate Affairs
Ricardo Moraes Galvão Porto	44	Lima, Peru	Vice President Commercial & Supply Chain

The business address of our executives is 26-28 rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg.

A brief biographical description of each of our executives is presented below:

Tito Botelho Martins Junior. Mr. Martins has been our Chief Executive Officer since 2012. Mr. Martins has more than 30 years of experience in the metals and mining industry, and extensive board experience in different countries. Currently he serves on the board of CBA, Nexa Peru and Compañía Minera Atacocha, both listed in the Peruvian Stock Exchange. In 2014 and 2015, he was Chairman of the Board of the Brazilian Aluminum Association (ABAL). Prior to joining Nexa Resources, Mr. Martins was Executive Director for Base Metals at Vale S.A., a leading Brazilian mining company, from 2006 to 2012. During this period, he also served as board member of Norsk Hydro, an aluminum producer listed in Norway. He was also a member of the Brazilian Mining Institute. From 2003 to 2006, Mr. Martins was the CEO of Caemi S.A., a Brazilian diversified mining company listed on the São Paulo Stock Exchange. Earlier in his career, he worked for Vale S.A, from 1985 to 2003, where he held several positions in the finance and corporate areas. He graduated with a degree in Economics in 1984 from Universidade Federal de Minas Gerais in Brazil and has an MBA in 1984 from the Instituto de Pesquisa Economica e Administrativa of Universidade Federal do Rio de Janeiro, Brazil. In May 2017, the newspaper Valor Economico recognized Mr. Martins as the Valor Executive of the mining and metallurgy sector.

Mario Antonio Bertoncini. Mr. Bertoncini has been our Senior Vice President Finance and Chief Financial Officer since 2014. He has been a member of Nexa Peru and Atacocha board of directors since 2013, and he was an alternate board member of Fibria Celulose S.A. from January 2012 until December 2013. With more than 25 years of experience in finance, capital markets, M&A and risk management in both financial and non-financial companies, Mr. Bertoncini held the position of Corporate Treasury Officer at VSA between 2011 and 2013 and prior to this he worked in senior management positions at Banco Itaú BBA S.A. and Unibanco S.A, in investment and commercial banking areas. He graduated with a degree in business administration from Fundação Getulio Vargas, in São Paulo, Brazil, and holds an MBA in Finance from the Wharton School at the University of Pennsylvania in the United States.

Mauro Davi Boletta. Mr. Boletta has been our Senior Vice President Smelting since 2016. Mr. Boletta has over 30 years of experience with operations. He joined Votorantim Metais S.A. in 1986, having served in several production areas. Between 2010 and 2011, he was responsible for the design review of an aluminum smelter in Trinidad and Tobago. Mr. Boletta graduated with a degree in electrical engineering from the Federal University of Itajubá, UNIFEI in 1985 and holds an MBA from FGV.

Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President Mining since 2017. Mr. Coelho has over 16 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (UFMG), and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018.

Valdecir Aparecido Botassini. Mr.Botassini has been our Senior Vice President Project Development & Execution since 2016. He joined Votorantim Metais S.A. in 1985.Mr.Botassini held several leadership positions, between 1985 and 2016, serving as General Manager of Mining and Metallurgy Operations, Nickel Business Director, Zinc Business Director and Polymetallic Operations Director. Mr. Botassini graduated with a degree in mechanical engineering from Universidade Presbiteriana Mackenzie in Brazil and holds a specialization certificate in Process Engineering from the Escola Politécnica of the University of São Paulo, USP. He also attended the STC program at the Dom Cabral Foundation in Brazil, in partnership with the Kellogg School of Management in the United States.

Jones Aparecido Belther. Mr. Belther has been our Senior Vice President Mineral Exploration & Technology since 2014. He has over 27 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration.

Felipe Baldassari Guardiano. Mr. Guardiano has been our Vice President Sustainability & Strategic Planning since 2014. Prior to that, he served as Director of Performance Management at Votorantim Metais S.A. between 2012 and 2014. He is responsible for developing and implementing company policies for sustainability and coordinating the elaboration and implementation of the company strategic plan. In addition, he is responsible for establishing targets for performance improvement at all operations and corporate divisions through the development and implementation of the Votorantim Performance Management System. In 2012, before joining Votorantim Metais S.A., he worked at Vale for seven years as Director of Performance Management and, later, as a Director of Pellet Plants. Prior to Vale, he worked as a consultant, serving as an engagement manager associate at McKinsey & Co. for approximately five years. Prior to 1999, he lived in the United States for 12 years, where he worked as a Geostatistician and Reserve Specialist for Mineral Resources Development Inc., or MRDI. While at MRDI, he provided advisory expertise on mines in the United States, Canada, Africa, Brazil, Australia, Chile and other countries. Mr. Guardiano graduated in Mining Engineering from the Ouro Preto School of Mines (Minas Gerais, Brazil), and holds a Master’s degree in Mining Engineering from the Montana College of Mineral Sciences and Technology (Butte, Montana, United States), as well as executive education program certificates from the Massachusetts Institute of Technology (Boston, Massachusetts, United States), and the IMD (Lausanne, Switzerland).

Arlene Heiderich Domingues. Ms. Domingues has been our Vice President Human Resources & Communications since 2013. Since 2017, she has also been in charge of Corporate Affairs at Nexa Resources. She held the same position at Votorantim Metais S.A. between 2013 and 2016. Prior to that, she built her 22 year career at Bosch, where she had the opportunity to work at Bosch, in Stuttgart, Germany for two years, acting in a global function, as executive and organizational development. Ms. Domingues graduated with a degree in business administration in 1990 from FIIB in Brazil and completed a controlling specialization course in 1998 from FGV.

Ricardo Moraes Galvão Porto. Mr. Porto has been our Vice President Commercial and Supply Chain since 2014. Mr. Porto held a management position at Votorantim Metais S.A. between 2013 and 2014. Mr. Porto began its career as commercial manager at Esso do Brasil, an Exxon Mobil affiliate. Prior to joining Votorantim Metais S.A., from 2004 until 2012, Mr. Porto worked in several senior management positions as supply chain executive at Vale S.A., reaching the position of officer Procurement Director. After, served as Executive Officer at the Bravante Group, an oil & gas company. Mr. Porto graduated with a degree in chemical engineering from the Federal University of Rio de Janeiro, UFRJ, and holds an Executive MBA from Fundação Dom Cabral. He has also obtained executive education program certificates from the Massachusetts Institute of Technology, and Kellogg Graduate School of Management in the United States and the IMD in Switzerland.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the compensation, nomination and governance committee and ultimately, the board of directors. We strive to create a strong ethical and high performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy.

Each year, our chief executive officer presents to the board of directors a report on potential successors to his position, which considers the ability of succession candidates to succeed the chief executive officer in an emergency, on an interim or permanent basis, as well as critical experiences and other attributes required in order for each candidate to enhance his or her readiness for succession. Our board of directors discusses potential successors with the chief executive officers, as well as potential successors to each member of the management team.

Position descriptions

Our board of directors has developed position descriptions for each of the chief executive officer and chief financial officer, which are discussed below.

Chief executive officer

Our board of directors believes that our chief executive officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high-achieving organizations. In addition, our board of directors expects our chief executive officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our board of directors, our chief executive officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

Chief financial officer

Our board of directors believes that our chief financial officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company’s plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our board of directors expects our chief financial officer to have public company experience, strong analytical and business valuation skills, knowledge of national securities exchanges, such as the NYSE and TSX, international experience and an extensive global network. According to our board of directors, our chief financial officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

Management committee

In accordance with our articles of association, the board of directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a management committee. The management committee consists of at least three, and a maximum of seven, members. The members are not required to be shareholders or directors of the Company. The board of directors may not delegate its powers related to general guidance of our business or acts reserved to the board of directors pursuant to the 1915 Law.

The following table sets forth the members of our management committee, and their respective positions as of December 31, 2017. The term of the members of our management committee expires on August 17, 2018.

Name	Age	Principal Residence	Position
Tito Botelho Martins Junior	55	São Paulo, Brazil	Chief Executive Officer
Mario Antonio Bertoncini	50	São Paulo, Brazil	Senior Vice President Finance and Chief Financial Officer
Mauro Davi Boletta	57	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	41	Minas Gerais, Brazil	Senior Vice President Mining
Valdecir Aparecido Botassini	57	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	50	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology

Family relationships among executives

Our executives do not have any family relationships among themselves or with any other of our employees.

EXECUTIVE AND DIRECTOR COMPENSATION

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2017.

In 2017 our executive compensation program includes cash compensation in the form of base salary, short-term incentives and long-term incentives and the opportunity to participate in an investment program. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

Our compensation, nominating and governance committee is responsible for assisting our board of directors in fulfilling its governance and supervisory responsibilities, and advising our board of directors with respect to evaluation and monitoring of compensation models and policies and other related matters. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our board of directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

2017 compensation

During fiscal year 2017, our executive officers received cash compensation in an aggregate amount of approximately US$6,832,922. The following table summarizes the top five individual compensation we paid to our executive officers during fiscal year 2017, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value.

		Non-equity Incentive Plan Compensation
Name and Title	Base Salary (US$)	Short-term incentive programs / bonuses (US$)	Long-term incentive programs (US$)	Pension Value (US$)	Total Compensation (US$)
Tito Botelho	888,504	1,255,560	328,158	47,655	2,519,877
Chief Executive Officer
Mario Bertoncini	360,835	457,047	101,103	21,650	940,635
Senior Vice President Finance & Chief Financial Officer
Valdecir Botassini	316,585	310,956	80,077	17,100	724,718
Senior VP Project Development & Execution
Ricardo Porto	239,637	256,063	45,763	12,975	554,438
VP Commercial & Supply Chain
Felipe Guardiano	211,279	259,338	48,230	12,677	531,524
VP Sustainability & Strategic Planning

The investment program was discontinued in 2017. The investment program included a matching award; due to the program’s elimination, the matching concept will be implemented partially within the short-term incentive program, with the remainder implemented within the long-term incentive program.

During fiscal year 2017, our directors received cash compensation in an aggregate amount of US$1,378,333 for services as a member of our board of directors. Each member of our board of directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Principal elements of compensation

Base salary

Base salaries for executive officers are established based on the scope of their responsibilities and competencies, and taking into consideration the median market reference. Adjustments to base salaries are expected to be determined annually and may be increased based on performance, as well as to maintain market competitiveness. Additionally, base salaries may be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of roles or responsibilities.

Short-term incentive program / bonuses

The annual bonus or short-term incentive program aims to align short-term priorities with the Company’s strategic planning by rewarding achievement of our goals and targeted annual results, resulting in an alignment with the interests of the Company. Each named executive officer has a panel of individual goals, with scales of minimum performance, target and surpass results. Measurement in these panels is based on financial and non-financial indicators. These indicators represent the specific goals and challenges attributable to the position in alignment with the Company’s performance. Financial indicators are based on internal managerial-level metrics, and represent up to 60.0% of the individual panel, while the remaining 40.0% is comprised of people and strategic goals assessed based on qualitative and quantitative factors.

Long-term incentive program

Our long-term incentive (or LTI) program is designed to provide strong incentives for making decisions with a view to creating value for shareholders by linking cash compensation to Company performance, and by guiding executive actions towards the achievement of our strategic goals and growth plans.

The main purposes of our LTI program are to align interests among executives, the Company and shareholders by linking a portion of compensation to the creation of value for shareholders, attract and retain executives and must engage management to develop and deliver a strategic plan of value creation for the shareholders, applied from a meritocracy perspective.

The LTI program is based on a five-year vesting period and comprised of two parts, base grant and supplementary grant. The base grant is a defined amount to be paid out at the end of the five-year vesting period. This amount appreciates according to the total shareholder return (TSR) calculated for the Company over the vesting period. The supplementary grant is a defined amount to be paid out at the end of the five-year vesting period if the TSR calculated for the Company over the vesting period exceeds the target TSR determined by our board of directors. The amount payable, if any, also appreciates according to the TSR calculated for the Company over the vesting period.

After completing our initial public offering, the performance metric for the LTI grants was transitioned from the TSR (currently calculated based on an internal methodology) to a new methodology referenced to the market value of the Company’s shares at the end of the vesting period, calculated based on the weighted average price of the common shares on the TSX during the months of October, November and December in the year immediately prior to the year in which the respective settlement date for the award occurs, together with dividends paid during the respective grant cycle.

One-time premium

In connection with our initial public offering, our board of directors granted our executive officers one-time share appreciation rights in the form of phantom share units. On the third anniversary of the granting of such units, a beneficiary still employed with us shall receive, in cash, an amount determined based on changes in the quoted market price of our common shares, based on a predetermined floor price and an established measurement date. The phantom share units do not give the beneficiary the right to actually receive any common shares of Nexa Resources; the shares merely serve as basis for the calculation of the cash amount to be received by the beneficiary. Based on the initial public offering price of our common shares on October 27, 2017, the phantom share units granted to our executive officers would represent an aggregate amount of US$2,145,495.

EMPLOYEES

As of December 31, 2017, we had 5,446 employees and 6,882 independent contractors. The following tables show the number of employees and contractors as of December 31, 2017, 2016 and 2015.

Number of Employees

	As of December 31,
	2017	2016	2015
Brazil	3,163	3,110	3,173
Peru	2,254	2,241	2,386
United States, Austria and Luxembourg	29	36	43
Total	5,446	5,387	5,602

Number of Independent Contractors

	As of December 31,
	2017	2016	2015
Brazil	1,026	912	2,274
Peru	5,856	6,029	5,782
Total	6,882	6,941	8,056

(1)                                 Control over operations in Peru established in 2015.

Most of our employees are represented by labor unions. We negotiate annual collective bargaining agreements, relating to salaries, working conditions and welfare, with the various unions that represent our employees. With respect to our Cerro Lindo unit, negotiations take place every two years. Although we believe our present labor relations are good, there can be no assurance that a work slowdown, stoppage or strike will not occur prior to or upon the expiration of the current collective bargaining agreements, and we are unable to estimate the effect of any such work slowdown, stoppage or strike on our production levels, in spite of an established contingency plan. In April and May 2017, we faced the possibility of a labor strike at our Cajamarquilla smelter, but ultimately reached an agreement with labor union leaders. Interactions between the Company and the labor unions are carried out by members of our human resources area, consistent with market practice.

We regularly invest in programs that ensure employee development and meet our specific business needs while continuously enhancing the qualifications of our staff so as to maintain and reinforce our competitiveness and our know-how as we continue to grow. The training programs include Technical/Operational Trainings, Mentoring Program, Leadership Development Program, Young Professional Training and an Individual Development Plan that, among other things, indicates the training that a given employee requires in order to continue to grow within Nexa Resources. In addition, Votorantim has a Trainee Program and the Academy of Excellence, a program created by Votorantim for leaders within Votorantim.

V.            ADDITIONAL INFORMATION

LEGAL PROCEEDINGS

As of December 31, 2017, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of approximately US$395.5 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2017, we had established a net provision in the amount of US$57.9 million, to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2017
	Total Contingencies(1)	Total Net Provisions(2)
	(in millions of US$)
Civil and other proceedings(3)	182.4	22.9
Tax judicial and administrative proceedings	146.3	18.6
Labor judicial and administrative proceedings	67.6	16.4
Total	396.3	57.9

(1)                                 Does not include claims with expectation of loss classified as remote.

(2)                                 Net of judicial deposits.

(3)                                 Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31 2017, we were party to 207 civil and environmental judicial and administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$182.4 million, for which we have recorded a net provision in the amount of US$22.9 million for proceedings with probable losses. Furthermore, we were party to 34 civil and environmental judicial and administrative proceedings with a remote chance of loss.

The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2017, we were party to 200 tax-related judicial and administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$145.5 million, for which we have recorded a net provision in the amount of US$18.6 million for proceedings with probable losses. Furthermore, we were party to 35 tax-related judicial and administrative proceedings with a remote chance of loss.

The tax-related judicial and administrative claims filed against us primarily relate to (1) value added tax on sales and on transportation and telecommunication services (imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual e intermunicipal e de comunicações), or ICMS, (2) corporate income tax (imposto de renda de pessoa juridíca), or IRPJ, and social contribution on net profit (contribuição social sobre o lucro líquido), or CSLL, (3) CFEM, (4) PIS and (5) COFINS.

Labor liabilities and contingencies

As of December 31, 2017, we were party to 1,232 labor-related judicial and administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$67.6 million, for which we have recorded a net provision in the amount of US$16.4 million for proceedings with probable losses. Furthermore, we were party to 90 labor-related judicial and administrative proceedings with a remote chance of loss

The labor-related judicial and administrative claims filed against us primarily relate to (1) overtime payments, (2) health and safety conditions and (3) outsourcing and subcontracting certain activities.

ARTICLES OF ASSOCIATION

Company objectives and purposes

We were incorporated in Luxembourg as a public liability company (société anonyme) on February 26, 2014. Our articles of association provide that our corporate purpose is to, among others, (i) take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises; (ii) acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as we shall deem fit; (iii) generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as Nexa Resources may deem fit, and in particular for shares or securities of any company purchasing the same; (iv) enter into, assist or participate in financial, commercial and other transactions; (v) grant to any holding company, subsidiary or sister company, or any other company that belong to the same group as Nexa Resources, any assistance, loans, advances or guarantees (in the latter case, even in favor of a third-party lender of any affiliates); (vi) borrow and raise money in any manner and to secure the repayment of any money borrowed; (vii) to carry out any trade, business or commercial activities whatsoever, including, but not limited to, the purchase, exchange and the sale of goods and/or services to third parties; and (viii) generally to do all such other things as may appear to Nexa Resources to be incidental or conducive to the attainment of the above objects or any of them. We can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above, in order to facilitate the accomplishment of its purpose, provided always that Nexa Resources will not enter into any transaction that would constitute a regulated activity of the financial sector without due authorization under Luxembourg law.

Our common shares are governed by Luxembourg law and our articles of association. The following is a summary of the material terms of our common shares based on our articles of association and Luxembourg law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. We encourage you to read the complete form of our articles of association.

Common shares

On July 1, 2014, our shareholders approved the issuance of 998,503,863 new common shares fully paid through contributions in cash, increasing our capital from EUR998,503,863 to EUR998,534,863. VSA contributed 99.93% and minority shareholders contributed 0.06%.

On July 27, 2015, our shareholders approved the issuance of 84,000 new common shares fully paid via contributions in cash by VSA, increasing our capital by US$84,000, from US$1,280,421,254 to US$1,280,505,254.

On April 11, 2016, our shareholders approved the reduction of our share capital through the cancellation of 350,000,000 common shares, decreasing our share capital from US$1,280,505,254 to US$930,505,254.

On April 19, 2016, our shareholders approved the issuance of 110,910,811 new common shares fully paid via cash contributions by our certain shareholders, increasing our capital from US$930,505,254 to US$1,041,416,065.

On June 28, 2017, our shareholders approved the reduction of our share capital through the cancellation of 200,000,000 common shares, decreasing our share capital from US$1,041,416,065 to US$841,416,065.

On September 18, 2017, our shareholders approved the reduction of our share capital through the cancellation of 300,000,000 common shares, decreasing our share capital from US$841,416,065 to US$541,416,065.

On October 6, 2017, our shareholders approved the reduction of our share capital through the cancellation of 428,595,552 common shares, decreasing our share capital from US$541,416,065 to US$112,820,513.

On October 31, 2017, our shareholders approved the issuance of 20,500,000 new common shares fully paid via cash contributions by certain shareholders, increasing our share capital from US$112,820,513 to US$133,320,513.

As of December 31, 2017, our issued share capital was US$133,320,513 represented by 133,320,513 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

Distributions

Pursuant to our articles of association, the general meeting of shareholders may approve dividends and the board of directors may declare interim dividends, in each case to the extent permitted by Luxembourg law. Pursuant to our articles of association, the board of directors may also declare distributions to our shareholders in the form of reimbursement of share premium to the extent permitted by Luxembourg law. Under Luxembourg law, distributions (including in the form of dividends or share premium reimbursement) may be lawfully declared and paid if our net profits and/or distributable reserves, as set forth in our standalone statutory accounts prepared under Luxembourg GAAP, are sufficient under Luxembourg law.

The amount of a distribution to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves available for that purpose, less any losses carried forward and sums to be allocated to non-distributable reserves in accordance with Luxembourg law or the articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium.

Each common share entitles the holder to participate equally in any distributions, if and when declared by the general meeting of shareholders or, in the case of interim dividends or reimbursements of share premium, the board of directors, out of funds legally available for such purposes.

In accordance with Luxembourg law, each year at least 5.0% of the net profits must be allocated to the creation of a legal reserve that is not available for distribution. This allocation ceases to be compulsory when the reserve has reached an amount equal to 10.0% of the share capital, but is again compulsory if the reserve falls below such 10.0%.

Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

For additional information regarding our policy on distributions, see “Share ownership and trading—Distributions.”

Voting rights

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote our shares. All of our shareholders, including our public shareholders, hold common shares with identical voting rights, preferences and privileges. Each common share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each common share entitles the holder to one vote at the general meeting of shareholders.

The board of directors may also decide to allow shareholders to vote by correspondence by means of a form providing for a positive or negative vote or an abstention on each agenda item. The conditions for voting by correspondence are set out in the articles of association and in the convening notice.

The board of directors may decide to arrange for shareholders to be able to participate in the general meeting by conference call, video conference or similar means of communication, whereby (i) the shareholders attending the meeting can be identified, (ii) all persons participating in the meeting can hear and speak to each other,

(iii) the transmission of the meeting is performed on an ongoing basis and (iv) the shareholders can properly deliberate without the need for them to appoint a proxyholder who would be physically present at the meeting.

General meeting of shareholders

In accordance with Luxembourg law and our articles of association, any regularly constituted general meeting of our shareholders has the power to order, carry out or ratify acts relating to the operations of the Company to the extent that such decisions are the domain of the shareholders and not the board of directors.

Our annual general meeting of shareholders shall be held at our registered office, or at such other place in Luxembourg as may be specified in the notice of the meeting, within six months after the end of the relevant financial year. Except as otherwise specified in our articles of association, resolutions at a general meeting of shareholders are adopted by a simple majority of shares present or represented and voting at such meeting.

A shareholder entitled to vote may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day determined by our board of directors.

If we decide to issue new shares in the future and do not exclude the preferential subscription rights of existing shareholders, we will publish the decision by placing an announcement in the Luxembourg official journal Recueil Electronique des Sociétés et Associations and in a newspaper published in Luxembourg. The announcement will specify the period in which the preferential subscription rights may be exercised and such period may not be shorter than 14 days from the publication of the offer. The announcement will also specify details regarding the procedure for exercise of the preferential subscription rights. Under Luxembourg law preferential subscription rights are transferable and tradable property rights.

Issuance of shares and preferential subscription rights

Our shares may be issued pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may also delegate the authority to issue shares to the board of directors for a renewable period of five years. The board of directors has been authorized to issue up to 231,924,819 common shares. Such authorization will expire five years after the date of the general meeting of shareholders held on August 11, 2017 (unless amended or extended by the general meeting of shareholders).

Each holder of shares has preferential subscription rights to subscribe for any issue of shares pro rata to the aggregate amount of such holder’s existing holding of the shares. Each shareholder shall, however, have no preferential subscription right on shares issued for a contribution in kind.

Preferential subscription rights may be restricted or excluded by a resolution of the general meeting of shareholders, or by the board of directors if the shareholders so delegate. The general meeting of shareholders has delegated to the board of directors the power to cancel or limit the preferential subscription rights of the shareholders when issuing new shares, so long as the issuance of new shares is carried out through a public offering.

If we decide to issue new shares in the future and do not exclude the preferential subscription rights of existing shareholders, we will publish the decision by placing an announcement in the Luxembourg official journal Recueil Electronique des Sociétés et Associations and in a newspaper published in Luxembourg. The announcement will specify the period in which the preferential subscription rights may be exercised. Such period may not be shorter than 14 days from the publication of the offer. The announcement will also specify details regarding the procedure for exercise of the preferential subscription rights. Under Luxembourg law preferential subscription rights are transferable and tradable property rights.

Form and transfer of shares

Our shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Under Luxembourg law, the ownership of registered shares is generally evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the shareholders’ register, which is maintained at our registered office. Each transfer of shares is made by a written declaration of transfer recorded in our shareholders’ register, dated and signed by the transferor and the transferee or by their duly appointed agent. We may accept and enter into its shareholders’ register any transfer based on an agreement between the transferor and the transferee provided a true and complete copy of the agreement is provided to us.

Our articles of association provide that, in case our shares are recorded in the register of shareholders on behalf of one or more persons in the name of a securities settlement system or the operator of such a system, or in the name of a professional depositary of securities or any other depositary or of a sub-depositary designated by one or more depositaries, the Company—subject to a confirmation in proper form received from the depositary—will permit those persons to exercise the rights attaching to those shares, including admission to and voting at general meetings of shareholders. The board of directors may determine the requirements with which such confirmations must comply. Shares held in such manner generally have the same rights and obligations as any other shares recorded in our shareholder register(s).

TAXATION

Luxembourg tax considerations

Scope of Discussion

This summary is based on the laws of Luxembourg, including the Income Tax Law of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer as the “Luxembourg tax law”, existing and proposed regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this report or with a known future effective date. This discussion does not generally address any aspects of Luxembourg taxation other than income tax, corporate income tax, municipal business tax, withholding tax and net wealth tax. This discussion, while not being a complete analysis or listing of all of the possible tax consequences of holding and disposing of shares, addresses the material tax issues. Also, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax consequences described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below.

For purposes of this discussion, a “Luxembourg shareholder” is any beneficial owner of shares that for Luxembourg income tax purposes is:

•                  an individual resident of Luxembourg under article 2 of the Luxembourg Income Tax Law, as amended; or

•                  a corporation or other entity taxable as a corporation that is organized under the laws of Luxembourg or effectively managed from Luxembourg under article 159 of the Income Tax Law, as amended.

This discussion does not constitute tax advice and is intended only as a general guide. Shareholders should also consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our common shares. The summary applies only to shareholders who will own our common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their shares in the capital of Nexa Resources by virtue of an office or employment.

Shareholders

Luxembourg income tax on dividends and similar distributions

A non-Luxembourg shareholder will not be subject to Luxembourg income taxes on dividend income and similar distributions in respect of our common shares, other than a potential Luxembourg withholding tax as described below, unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non Luxembourg shareholder.

An individual Luxembourg shareholder will be subject to Luxembourg income tax on dividend income and similar distributions in respect of its shares in Nexa Resources at the applicable progressive rates. Such payments may benefit from a 50.0% exemption set forth in Article 115 15a of the Luxembourg Income Tax Law (LITL), subject to the conditions set out therein (the “50.0% exemption”). If the 50.0% exemption applies, the applicable income tax will be levied on 50% of the gross amount of the dividends at the applicable progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income where certain Luxembourg shareholders are affiliated to the Luxembourg social security administration.

A corporate Luxembourg shareholder is subject to Luxembourg corporate income tax (CIT) and municipal business tax (MBT) at the aggregate rate of 27.08% in 2017 (i.e. Luxembourg CIT is 20.33% including the surcharge for the unemployment and MBT is 6.75% for having its statutory seat in Luxembourg City). The rate will be decreased to 26.01% as from 2018. The taxable basis of a corporate Luxembourg shareholder will, in principle, correspond to its accounting results, unless a specific treatment is provided for by the LITL. A corporate Luxembourg shareholder may benefit from the Luxembourg participation exemption (the “participation exemption”)

with respect to dividends received if the following two conditions are met: (a) the shareholder holds or commits itself to hold at least 10.0% of the share capital of Nexa Resources or a participation with an acquisition price of at least EUR 1.2 million for an uninterrupted period of at least twelve months and (b) the shareholder is a Luxembourg fully taxable corporation. If these cumulative conditions are met, dividends received by the corporate Luxembourg shareholder would be fully exempt from CIT and MBT at the level of the corporate Luxembourg shareholder.

If the conditions with respect to the Luxembourg participation exemption are not met, the corporate Luxembourg shareholders can still benefit from the aforementioned 50.0% exemption, subject to the conditions set out therein.

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons. Genuine economic reasons are not defined by law but are subject to appreciation by the Luxembourg tax authorities. The Company does not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. Our legal reserve and profits reserve were zero as of December 31, 2017, but the Company had amounts available for distribution as share premium reimbursements. See “Share ownership and trading—Distributions”.

Luxembourg withholding tax—Distributions to shareholders

A Luxembourg withholding tax of 15.0% is due on dividends and similar distributions made by Nexa Resources to its Luxembourg and non-Luxembourg shareholders unless a Luxembourg domestic dividend withholding tax exemption or a double tax treaty reduction is applicable, as described below. The tax will be withheld by Nexa Resources and remitted to the Luxembourg tax authorities within 8 days as from the date the income is made available to the Luxembourg and non-Luxembourg shareholders.

Exemption from Luxembourg withholding tax—Distributions to shareholders

Dividends paid by Nexa Resources will be exempt from Luxembourg withholding tax provided that the following cumulative conditions are met (the “domestic exemption”):

•                  at the date of the distribution, the shareholder holds at least 10% of the share capital of Nexa Resources or a participation with an acquisition price of at least EUR 1.2 million for an uninterrupted period of at least twelve months; and

•                  the dividend is paid to a (i) fully taxable company resident in Luxembourg, (ii) a company resident in a EU Member State fulfilling the conditions of Article 2 of the Parent Subsidiary Directive and listed in the appendix to this directive, (iii) a company resident in a country with which Luxembourg has concluded a double tax treaty and which is fully subject to income tax comparable to the Luxembourg corporate income tax as well as a Luxembourg permanent establishment of such a company, (iv) a company resident of Switzerland and subject to tax without being exempt, (v) a company or a cooperative company resident in a Member State of the European Economic Area, other than a Member State of the EU, and that is fully subject to tax equivalent to the Luxembourg corporate income tax, or (vi) a Luxembourg permanent establishment of a company under (ii) or (v).

Shareholders that are companies resident in countries that have entered into a double tax treaty with Luxembourg may qualify for the domestic exemption described above.

For a shareholder to benefit from such exemption upon a distribution date, Nexa Resources must file a properly competed form 900 with the Luxembourg tax authorities within 8 days following the earlier of (a) the distribution decision date, and (b) the effective date of payment of the dividend. All relevant documentation showing fulfillment of the above-mentioned conditions have to be appended to the form 900 (e.g., including a tax residency certificate). The Company makes no representation that this exemption procedure will be practicable with respect to shares held through a clearing system such as DTC (in the United States) or CDS (in Canada). Alternatively, a

shareholder may file a refund request (form 901bis, stamped and validated by the tax authorities of the State of residency of the shareholder) with the Luxembourg tax authorities before December 31 of the year following the taxable event (i.e., the distribution). The Company makes no representation that this refund procedure will be practicable for a shareholder residing in the United States, Canada or any other specific jurisdiction.

A shareholder that does not meet the twelve-month holding period described in the first bullet above can request a refund when the twelve-month period has elapsed. The refund request (form 901bis, stamped and validated by the tax authorities of the State of residency of the shareholder) has to be filed with the Luxembourg tax authorities before December 31 of the year following the taxable event.

Forms 900 and 901bis are generally made available on the website of the Luxembourg tax authorities (Administration des contributions directes).

The application of the dividend withholding tax exemption to taxable companies resident in other EU member states or to their EU permanent establishments is not granted if the income allocated is part of a tax avoidance scheme.

Reduction of Luxembourg withholding tax—Distributions to shareholders

As mentioned above, pursuant to the provisions of certain bilateral treaties for the avoidance of double taxation concluded between Luxembourg and other countries, and if certain conditions are met, the aforementioned Luxembourg dividend withholding tax may be reduced. Many such treaties, including the double tax treaty with the United States, provide for a tax rate lower than 15 percent only for a shareholder that holds a substantial (generally, 10 percent or 25 percent) portion of a Luxembourg company’s shares. Shareholders that hold such shares should consult their tax advisors to determine how to benefit from the reduction in withholding tax rates.

A shareholder that is a company resident in a country that has entered into a double tax treaty with Luxembourg may qualify for the domestic exemption even if the treaty would not reduce the withholding tax rate applicable to dividends paid to that shareholder.

Luxembourg NWT

A non-Luxembourg shareholder will not be subject to Luxembourg net wealth tax (NWT) unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non Luxembourg shareholder.

Luxembourg individual shareholders are not subject to Luxembourg NWT. A Luxembourg corporate shareholder will be subject to Luxembourg NWT in respect of the shares held in the capital of Nexa Resources unless it holds more than 10% or EUR 1.2 million of our common shares.

Luxembourg capital gains tax upon disposal of shares

Capital gains derived by a non-Luxembourg shareholder on the sale of our common shares will not be subject to taxation in Luxembourg, unless one of the following conditions applies:

•                  the shareholder does not benefit from a double tax treaty and (i) holds shares in Nexa Resources representing more than 10% of the share capital of Nexa Resources and such shares were held for less than six months prior to their sale or (ii) has been a resident taxpayer in Luxembourg for at least fifteen years and had acquired nonresident status less than five years prior to the disposal; or

•                  Our common shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non-Luxembourg shareholder. In such case, the non-Luxembourg shareholder is required to recognize capital gains or losses on the sale of such shares, which will be subject to CIT and MBT, unless the participation exemption applies.

Capital gains realized upon the sale of our common shares by a Luxembourg resident individual will be subject to Luxembourg income tax at the level of the Luxembourg resident individual only in case of (i) speculation gains or (ii) gains realized on a substantial participation.

Speculation gains

Capital gains realized upon the sale of our common shares within a shareholding period not exceeding six months will be subject to personal income taxation (unless such capital gain does not exceed EUR500) in the hands of a Luxembourg resident individual.

Substantial participation

In case where the Luxembourg resident individual has held the shares for at least six months and had a substantial participation, the capital gains realized will be subject to income tax at a rate equal to half the normal progressive rate applicable. A participation is considered as a substantial participation when a Luxembourg resident individual, jointly with his/her spouse and children under the age of 18, holds or has held, directly or indirectly, at any time during the five years prior to the date of the sale, 10.0% or more of the share capital of Nexa Resources.

Capital gains realized by the Luxembourg corporate shareholder (société de capitaux) should be exempt from capital gains tax in Luxembourg if at the date of the disposal, the Luxembourg shareholder has held or undertakes to hold, for an uninterrupted period of at least 12 months, a direct participation which represents at least 10.0% of the share capital of Nexa Resources, or which acquisition price was at least EUR6.0 million. If these conditions are not met, the Luxembourg corporate shareholder would be fully taxed on the capital gains realized upon the sale of the common share. The exempt amount of the capital gains realized will be, however, reduced by the amount of any expenses related to the participation, including decreases in the acquisition cost, that could have previously reduced the company’s Luxembourg taxable income.

Peruvian tax considerations

The following is a general summary of material Peruvian tax matters, as in effect on the date of this report, and describes our understanding of the principal tax consequences of an investment in our common shares by a person or entity who is not considered a resident of Peru for tax purposes. This summary is not intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to make an investment in the offered shares.

This summary is based on provisions of the Peruvian income tax law and its regulations in force as of the date hereof. No rulings from the Peruvian tax authorities or judicial rulings address the tax treatment of instruments similar to the shares of Nexa Resources. Accordingly, no assurance can be given that the Peruvian tax authorities will agree with the conclusions described below. If the Peruvian tax authorities were to take a position different from the conclusions described below, the Peruvian income tax consequences of investing in Nexa Resources may differ from those summarized below.

Sale, exchange or disposition of the shares or a beneficial interest therein

Investors who decide to invest in the shares of Nexa Resources hold the shares in book-entry form, in the name of a nominee holding such shares for the investors’ benefit. Any future trading of such shares will be effected through a conveyance of the beneficial interest held by the investors thereupon through the designated clearing mechanism. Because the conveyance of such beneficial interest does not imply the actual transfer of shares, any capital gains resulting from the conveyance of the beneficial interest in such shares, obtained by a person or entity who is not considered a resident of Peru for Peruvian tax purposes, should not be subject to taxation in Peru.

If, contrary to the conclusion stated above, the sale of our common shares were to qualify as an “indirect transfer of Peruvian shares” (and the transfer of the beneficial interest in the shares were to be considered as an actual transfer of such shares), different rules would apply.

According to Peruvian income tax law, an “indirect transfer of Peruvian shares” is deemed to occur when there is a transfer of shares issued by a non-resident company which, in turn, owns—directly or through one or more companies—shares issued by a Peruvian company, and the following two conditions are concurrently met:

(i)                                   during any of the 12 months preceding the transfer, the fair market value (FMV) of the shares issued by the Peruvian company held directly or indirectly by the nonresident company which shares are being sold, is equivalent to 50% or more of the FMV of all the shares issued by said non-resident company; and

(ii)                                at least 10% of the shares issued by such non-resident company are actually transferred during a 12-month period.

In case the sale of the shares were to qualify as an “indirect transfer of Peruvian shares” (and the transfer of the beneficial interest on the shares were to be considered as an actual transfer of such shares), any capital gain resulting therefrom will be subject to a 30% tax rate in Peru.

Investors should consult their own tax advisors about the consequences of the acquisition, ownership, and disposition of their investment in the offered shares or any beneficial interest therein, including the possibility that the tax consequences of investing in the offered shares may differ from the description above.

United States federal income tax considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the Code), and U.S. Treasury regulations (Regulations), rulings and judicial interpretations thereof, in force as of the date hereof, and the U.S.-Luxembourg Treaty dated December 20, 2000 (as amended by any subsequent protocols). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our common shares. In particular, this summary is directed only to U.S. Holders that hold common shares as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our common shares by vote or value, persons holding common shares as part of a hedging or conversion transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or the alternative minimum tax consequences of acquiring, holding or disposing of common shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares that is a citizen or resident of the United States, a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such common shares.

U.S. Holders should consult their tax advisors about the consequences of the acquisition, ownership, and disposition of the common shares, including the relevance to their particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

Taxation of dividends

Subject to the discussion below under “—Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our common shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term positions, dividends received by an individual with respect to the common shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the common shares will be treated as qualified dividends if:

•                  the common shares are readily tradable on an established securities market in the United States; and

•                  we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC).

The common shares will be listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our consolidated financial statements and relevant market and shareholder data, we believe that we were not classified as a PFIC with respect to our prior taxable year. In addition, based on our consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Accordingly, we expect that dividends paid on the common shares will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Dividend distributions with respect to our common shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any Luxembourg income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such Luxembourg income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional common shares or rights to subscribe for common shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions.

Taxation of dispositions of common shares

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize gain or loss on the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in its common shares generally will equal the purchase price for the common shares. Any gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations. Gain, if any, realized by a U.S. Holder on the sale or other disposition of the common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive foreign investment company status

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

•                  75 percent or more of our gross income for the taxable year is passive income; or

•                  the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net foreign currency gains and gains from commodities transactions, other than gains derived from “qualified active sales” of commodities and “qualified hedging transactions” involving commodities, within the meaning of the applicable Regulations (Commodity Exception).

Based on certain estimates of our gross income and gross assets and relying on the Commodity Exception, we do not believe that we currently are a PFIC, and do not anticipate becoming a PFIC in the foreseeable future. However, since PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities (including our ability to qualify for the Commodity Exception or any similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the U.S. Holder recognizes on the sale of the common shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds the common shares. Classification as a PFIC may also have other adverse tax consequences.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark the common shares to market. If a U.S. Holder makes this mark-to-market election, the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s common shares at year-end over the U.S. Holder’s basis in those shares. The U.S. Holder’s basis in the shares will be adjusted to reflect the gain or loss. In addition, any gain that the U.S. Holder recognizes upon the sale of the common shares will be taxed as ordinary income in the year of sale.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election if we were to be classified as a PFIC.

Foreign financial asset reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup withholding and information reporting

Dividends paid on, and proceeds from the sale or other disposition of, the common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

A holder that is a foreign corporation or a non-resident alien individual may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on our evaluation, our chief executive officer and chief financial officer concluded that as a result of the material weaknesses in our internal control over financial reporting described below, our disclosure controls and procedures were not effective as of December 31, 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission, or SEC, for newly public companies. This transition period expires by the end of 2018, and therefore, for each fiscal year, beginning with the year ended December 31, 2018, we will be required to: (a) evaluate the effectiveness of our internal control over financial reporting as of the end of the fiscal year; (b) report on our conclusion as to its effectiveness in our annual report on Form 20-F; and (c) include in our annual report on Form 20-F an attestation report of our independent registered public accounting firm on its effectiveness.

Changes in internal control over financial reporting

Except for improvements to our internal control over financial reporting that are being carried out to remediate the material weaknesses described below, there were no changes in our internal control over financial reporting during 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During our preparation for our initial public offering, in September 2017, we identified material weaknesses in our internal control over financial reporting related to the effectiveness of controls intended to ensure the accuracy of the designation of a hedging instrument as net investment hedge and the calculation of earnings per share. The controls were ineffective due to failures in the process applied to consider the impact of internal legal entity reorganizations on hedging instruments designation and in the process applied to consider the effects of reverse stock splits retroactively in the earnings per share calculations.

Subsequently, we identified an error in the calculation of earnings per share in our previously issued financial statements for the year ended December 31, 2017. We incorrectly calculated earnings per share using the wrong amount for Profit (loss) attributable to owners of the parent. The error revealed a material weakness in our internal control over financial reporting related to the effectiveness of controls associated with the review of our consolidated financial statements and related disclosure in accordance with IFRS.

Since their identification, we began implementing and will continue to implement several measures to improve our internal control over financial reporting to remediate these material weaknesses, including: (i) implementing specific review procedures, including additional levels of review by accounting management and involvement of external specialists, when necessary designed to enhance controls over the formal review processes and documentation of earnings per share calculations, hedge accounting transactions, and other non-routine transactions and calculations, (ii) creation of an internal accounting review commission to review non-recurring events, complex or unusual transactions and their accounting effects on the consolidated financial statements and related disclosures (iii) improving controls over the review process for our financial statements and related disclosure in accordance with IFRS and strengthening the use of financial statement reporting and disclosure checklists, approved by accounting management and included in the documentation related to the preparation, review and approval of the Company’s consolidated financial statements in accordance with IFRS, (iv) strengthening the qualifications of accounting and financial reporting personnel through periodic and IFRS-related training programs in order to improve financial reporting team qualifications and (v) enhancing our accounting policies, manuals-and closing and reporting procedures to improve our period-end financial closing and reporting process, including with respect to the impact of non-routine transactions and earnings per share calculations.

We are implementing these remediation measures, which we believe will address the underlying causes of the material weaknesses that have been identified. However, we will not be able to determine whether the material weaknesses have been fully remediated until we evaluate the effectiveness of our internal control over financial reporting as of December 31, 2018. Our independent registered public accounting firm will also perform tests to conclude on the effectiveness of internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes for professional services in 2017 and 2016:

	Year ended December 31,
	2016	2017
	(US$ thousand)
Audit fees	1,042.4	2,052.9
Audit-related fees	—	1,264.1
Tax fees	—	—
Other fees	—	—
Total fees	1,042.4	3,317.0

“Audit fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for the audit of our annual financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. “Audit-related fees” are fees charged by PricewaterhouseCoopers Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” “Tax fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for services rendered for tax compliance, tax advice and tax planning.

Nexa has established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the audit committee. In addition, our audit committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full audit committee at its first scheduled meeting following such pre-approval. Our audit committee also has the authority to recommend pre-approval policies and procedures to our board of directors and for the engagement of our independent auditor’s services.

INFORMATION FILED WITH SECURITIES REGULATORS

We are subject to various information and disclosure requirements in those countries in which our securities are traded, and we file financial statements and other periodic reports with the SEC and Canadian securities regulatory authorities.

•                  United States. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. You can obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect Nexa Resources’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common shares are listed. Our SEC filings are also available to the public from the SEC at http://www.sec.gov. For further information on obtaining copies of Nexa Resources’ public filings at the New York Stock Exchange, you should call (212) 656-5060.

•                  Canada. We must comply with certain Canadian periodic and ongoing disclosure rules under applicable Canadian provincial and territorial securities laws and, as applicable, the rules of the Toronto Stock Exchange. However, with respect to the rules under applicable Canadian provincial and territorial securities laws, we are able to rely on certain exemptions from many of the requirements under such laws through our compliance with U.S. disclosures given our status in the U.S as a foreign private issuer. We may also be able to rely on certain exemptions under the rules of the Toronto Stock Exchange. Our Canadian filings are available to the public from the website maintained by the Canadian Securities Administrators at www.sedar.com.

GLOSSARY

Brownfields project: An exploration or development project near or within an existing operation, which can share infrastructure and management.

Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.

Concentrate plant: A plant where metal concentration occurs.

Development: The process of constructing a mining facility and the infrastructure to support the facility is known as mine development.

Diamond drilling: A method of drilling that uses a diamond bit, which rotates at the end of a drill rod or pipe. The opening at the end of the diamond bit allows a solid column of rock to move up into the drill pipe and be recovered at the surface. This column of rock is named drill core and is used for geological, geotechnical logging and for sampling for chemical analysis to define the metal content of the rock or mineralized material. Standard core sizes/diameters are 63.5 mm (defined as HQ), 46.7 mm (defined as NQ) and 36.5 mm (defined as BQ). Most drill rods are 10 feet long. After the first 10 feet are drilled, a new section of pipe is screwed into the top end, so the combination of pipes can be driven another 10 feet into the ground.

Exploration: Activities associated with ascertaining the existence, location, extent or quality of a mineral deposit.

Greenfields project: An exploration or development projects that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.

km: kilometer.

ktpd: Thousand tonnes per day.

LBMA: The London Bullion Market.

LME: London Metal Exchange.

Metal concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.

Metallic zinc: Pure metal (99.995% zinc) obtained from the electrodeposition of a zinc sulfate solution, free of impurities, through the RLE (Roaster-Leaching-Electrolysis) process.

Mineralization: The process or processes by which a mineral or minerals are introduced into a rock, resulting in a potentially valuable or valuable deposit.

Mineralized material: Mineral bearing material that has been physically delineated by one or more methods, including drilling and underground work, and is supported by sampling and chemical analysis. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical, economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination and it constitutes a proven or probable reserve (as defined below).

Mine site: An economic unit comprised of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.

Open pit: Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.

Ore: A mineral or aggregate of minerals from which metal can be economically mined or extracted.

Ore grade: The average amount of metal expressed as a percentage, grams per tonne or in ounces per tonne.

Ounces or oz.: Unit of weight. A troy ounce equals 31.1034 grams. All references to ounces in this report are to troy ounces unless otherwise specified.

Reclamation: The process of stabilizing, contouring, maintaining, conditioning and/or reconstructing the surface of disturbed land (i.e., used or affected by the execution of mining activities) to a state of “equivalent land capability.” Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden and revegetation.

Refining: The process of purifying an impure metal; the purification of crude metallic substances.

Secondary feed materials: Byproducts of industrial processes such as smelting and refining that are then available for further treatment/recycling. It can cover foundry ashes, zinc oxides from brass and bronze production, electric arc furnace (EAF) dust and slags.

SHG: Special High Grade.

Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by large amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.

Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.

Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.

Zinc equivalent: A metric used to compare mineralization that is comprised of different metals in terms of zinc. Copper, lead, silver and gold contents in our concentrate production have been converted to a zinc equivalent grade at the average benchmark prices for 2017, i.e., US$2,895.94 per tonne (US¢131.36 per pound) for zinc, US$6,165.97 per tonne (US¢ 279.68 per pound) for copper, US$2,317.46 per tonne (US¢105.12 per pound) for lead, US$17.05 per ounce for silver and US$1.257.15 per ounce for gold.

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

Industry Guide 7 definitions:

Probable (indicated) reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (measured) reserves: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Reserves: The part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

EXHIBITS

Exhibit Number
1	Articles of Association of Nexa Resources S.A. (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on October 10, 2017).
2.1

Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).

2.2

Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Companía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).

8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEXA RESOURCES S.A.

By:	/s/ Tito Botelho Martins Junior
	Name:	Tito Botelho Martins Junior
	Title:	Chief Executive Officer

By:	/s/ Mario Antonio Bertoncini
	Name:	Mario Antonio Bertoncini
	Title:	Senior Vice President Finance and Chief Financial Officer

Date: April 30, 2018

NEXA RESOURCES S.A. FINANCIAL STATEMENTS

Nexa Resources S.A. (formerly VM Holding S.A.)

Consolidated financial statements
at 31 December 2017 and independent auditor’s report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexa Resources S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (“the Company”) as of December 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 2.2.2 to the consolidated financial statements, the Company has restated its 2016 and 2015 financial statements to correct an error on the Earnings per share calculation.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil

February 15, 2018, except for the presentation of Earnings per share and disclosures relating to Earnings per share described in Note 2.2.2 and Note 24(f), and the subsequent event disclosed in Note 33 to the consolidated financial statements, as to which the date is April 30, 2018.

We have served as the Company’s auditor since 2001.

Contents

Consolidated financial statements

Nexa Resources S.A.

Consolidated balance sheet

As at December 31

All amounts in thousands of US dollars

Assets	Note	2017	2016	Liabilities and shareholders’ equity	Note	2017	2016

Current assets				Current liabilities
Cash and cash equivalents	8	1,019,037	915,576	Loans and financing	16	40,841	62,601
Financial investments	9	206,155	116,957	Derivative financial instruments	5.4	12,588	37,458
Derivative financial instruments	5.4	7,483	20,740	Trade payables		329,814	282,241
Trade accounts receivable	10	182,713	120,062	Confirming payable	17	111,024	102,287
Inventory	11	324,878	291,768	Salaries and payroll charges	18	79,798	70,022
Taxes recoverable	12	80,134	102,996	Taxes payable	19	41,109	29,848
Other assets		18,507	23,716	Advances from customers		800	2,894
		1,838,907	1,591,815	Use of public assets	22	1,649	1,663
				Dividends payable	13	4,138	7,185
Assets held for sale		—	252	Related parties	13	87,686	222,917
				Provisions	21	14,641	—
		1,838,907	1,592,067	Deferred revenue	23	31,296	37,980
				Other liabilities		12,831	18,777
						768,215	875,873

Non-current assets				Non-current liabilities
Financial investments	9	392	2,541	Loans and financing	16	1,406,458	1,081,784
Derivative financial instruments	5.4	4,294	—	Derivative financial instruments	5.4	2,449	—
Related parties	13	738	400,798	Related parties	13	2,238	7,596
Judicial deposits	21(c)	10,949	14,160	Provisions	21	326,520	296,879
Deferred taxes	20(b)	224,513	221,304	Deferred taxes	20(b)	324,931	328,608
Taxes recoverable	12	32,510	26,736	Use of public assets	22	22,660	24,257
Other assets		29,679	21,010	Deferred revenue	23	190,589	212,020
Investments in associates		309	323	Other liabilities		8,561	9,220
Property, plant and equipment	14	1,996,514	1,978,462			2,284,406	1,960,364
Intangible assets	15	1,822,719	1,903,152
		4,122,617	4,568,486	Total liabilities		3,052,621	2,836,237

				Shareholders’ equity	24
				Capital		133,320	1,041,416
				Share premium		1,123,755	339,228
				Reserves		1,318,728	1,678,456
				Cumulative deficit		(11,612)	(138,043)
				Accumulated other comprehensive loss		(77,356)	(73,085)
				Total equity attributable to owners of the parent		2,486,835	2,847,972

				Non-controlling interests		422,068	476,344

						2,908,903	3,324,316

Total assets		5,961,524	6,160,553	Total liabilities and shareholders’ equity		5,961,524	6,160,553

The accompanying notes are an integral part of these consolidated financial statements.

Nexa Resources S.A.

Consolidated income statement

Years ended December 31

All amounts in thousands of US dollars, unless otherwise stated

				(Restated)	(Restated)
	Note		2017	2016	2015

Net revenue from products sold	25		2,449,484	1,964,841	1,865,183
Cost of products sold	26		(1,681,202)	(1,439,101)	(1,463,290)
Gross profit			768,282	525,740	401,893

Operating expenses
Selling	26		(89,239)	(90,647)	(84,559)
General and administrative	26		(148,242)	(127,305)	(106,299)
Other operating expenses, net	28		(129,221)	(177,819)	(47,105)
			(366,702)	(395,771)	(237,963)
Operating profit before equity results and net financial results			401,580	129,969	163,930

Net financial results	29
Financial income			29,868	24,955	19,268
Financial expenses			(106,169)	(70,374)	(61,625)
Exchange variation gains (losses), net			(53,880)	124,500	(299,574)
			(130,181)	79,081	(341,931)

Results of investees
Share in the results of associates			60	(158)	(256)
Profit (loss) before taxation			271,459	208,892	(178,257)

Taxes on income	20	(a)
Current			(125,691)	(75,282)	(62,758)
Deferred			19,497	(23,101)	101,537
Profit (loss) for the year from continuing operations			165,265	110,509	(139,478)

Discontinued operations			—	—	(318)

Profit (loss) for the year			165,265	110,509	(139,796)
Profit (loss) attributable to the owners of the parent			126,885	93,167	(129,461)
Profit (loss) attributable to non-controlling interests			38,380	17,342	(10,335)
Profit (loss) for the year			165,265	110,509	(139,796)

Average number of shares - thousand			116,527	80,699	1,874
Basic and Diluted Profit (loss) for the year attributable to owners of the parent - US$	24		1.09	1.15	(69.08)

The accompanying notes are an integral part of these consolidated financial statements.

Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended December 31

All amounts in thousands of US dollars

	Note	2017	2016	2015
Profit (loss) for the year		165,265	110,509	(139,796)

Other comprehensive income (loss) net of taxes, all of which can be reclassified to the income statement
Operating cash flow hedge accounting	24(e)	12,556	(16,256)	5,832
Currency translation of foreign subsidiaries	24(e)	(10,742)	30,373	(74,163)
		1,814	14,117	(68,331)

Other comprehensive income net of taxes, all of which cannot be reclassified to the statement of operations
Remeasurements of retirement benefits		—	—	535
Total comprehensive income (loss) for the year		167,079	124,626	(207,592)

Comprehensive income (loss) attributable to the owners of the parent		125,941	101,199	(165,136)
Comprehensive income (loss) attributable to non-controlling interests		41,138	23,427	(42,456)
		167,079	124,626	(207,592)

The accompanying notes are an integral part of these consolidated financial statements.

Nexa Resources S.A.

Consolidated statement of changes in equity

Years ended December 31

All amounts in thousands of US dollars

	Note	Capital	Share premium	Reserves	Cumulative deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total shareholders equity
At January 1, 2015		1,280,421	—	1,468,456	(49,384)	(45,442)	2,654,051	1,222,317	3,876,368

Total comprehensive income for the year
Profit for the year		—	—	—	(129,461)	—	(129,461)	(10,335)	(139,796)
Other components of comprehensive income for the year		—	—	—	—	(35,675)	(35,675)	(32,121)	(67,796)
Total comprehensive income for the year		—	—	—	(129,461)	(35,675)	(165,136)	(42,456)	(207,592)

Total contributions by and distributions to shareholders
Capital increase		84.00	—		—	—	84	—	84
Equity transaction of interest increase - NEXA PERU		—	—	(4,738)	—	—	(4,738)	(3,151)	(7,889)
Acquisition of non-controlling interests - NEXA ATACOCHA		—	—	1,099	—	—	1,099.00	(2,487)	(1,388)
Dividend distribution		—	—	—	(51,322)	—	(51,322)	(14,875)	(66,197)
Repurchase of shares - NEXA PERU			—	98,655	—	—	98,655	(216,252)	(117,597)
Increase in non-controlling interests - NEXA BR		—	—	52,686	—	—	52,686	—	52,686
Total contributions by and distributions to shareholders		84		147,702	(51,322)	—	96,464	(236,765)	(140,301)
At 31 December, 2015		1,280,505		1,616,158	(230,167)	(81,117)	2,585,379	943,096	3,528,475

Total comprehensive income for the year
Profit for the year		—	—	—	93,167	—	93,167	17,342	110,509
Other components of comprehensive income for the year	24(e)	—	—	—	—	8,032	8,032	6,085	14,117
Total comprehensive income for the year		—	—	—	93,167	8,032	101,199	23,427	124,626

Total contributions by and distributions to shareholders
Decrease in non-controlling interests - VILA		—	—	(6,819)	—	—	(6,819)	—	(6,819)
Dividend distribution		—	—	—	(959)	—	(959)	(9,396)	(10,355)
Decrease in non-controlling interests - NEXA ATACOCHA		—	—	—	—	—	—	(2,635)	(2,635)
Equity transaction of interest increase - NEXA PERU		—	—	253,331	—	—	253,331	(423,994)	(170,663)
Capital increase		110,911	59,159	—	—	—	170,070	—	170,070
Constitution of share premium		(350,000)	350,000	—	—	—	—	—
Reimbursement of share premium		—	(69,931)	—	—	—	(69,931)	—	(69,931)
Put option of shares		—	—	(170,070)	—	—	(170,070)	—	(170,070)
Energy Assets compensation		—	—	(52,847)	—	—	(52,847)	—	(52,847)
Cancellation of the loan due by NEXA BR to VSA		—	—	15,717	—	—	15,717	—	15,717
Repurchase of own shares - NEXA PERU		—	—	22,986	(84)	—	22,902	(54,154)	(31,252)
Total contributions by and distributions to shareholders		(239,089)	339,228	62,298	(1,043)	—	161,394	(490,179)	(328,785)
At December 31, 2016		1,041,416	339,228	1,678,456	(138,043)	(73,085)	2,847,972	476,344	3,324,316

Total comprehensive income for the year
Profit for the year		—	—	—	126,885	—	126,885	38,380	165,265
Other components of comprehensive income (loss) for the year	24(e)	—	—	—	3,327	(4,271)	(944)	2,758	1,814
Total comprehensive income for the year		—	—	—	130,212	(4,271)	125,941	41,138	167,079

Total contributions by and distributions to shareholders
Reversion of Put Option	1 (vi)	—	—	173,734	—	—	173,734	—	173,734
Energy assets retention	1 (vii)	—	—	(87,711)	—	—	(87,711)	—	(87,711)
Purchase of Pollarix	1 (vii)	—	—	(81,615)	—	—	(81,615)	—	(81,615)
Constitution of share premium	1 (iv)	(928,596)	928,596	—	—	—	—	—	—
Reimbursement of share premium	1 (v)	—	(430,000)	—	—	—	(430,000)	—	(430,000)
Decrease in non-controlling interests - VILA	1 (i)	—	—	(374,108)	—	—	(374,108)	—	(374,108)
Increase in non-controlling interests - NEXA BR	1 (viii)	—	—	7,911	—	—	7,911	—	7,911
Decrease in non-controlling interests - Pollarix	1 (xi)	—	—	—	—	—	—	(38,280)	(38,280)
Increase in participation in associates		—	—	2,061	—	—	2,061	(2,061)	—
Dividend distribution	1 (ix)	—	—	—	(3,781)	—	(3,781)	(55,073)	(58,854)
Capital and share premium increase, net of underwritter expenses - Initial public offering	1 (x)	20,500	285,931	—	—	—	306,431	—	306,431
Total contributions by and distributions to shareholders		(908,096)	784,527	(359,728)	(3,781)	—	(487,078)	(95,414)	(582,492)
At December 31, 2017		133,320	1,123,755	1,318,728	(11,612)	(77,356)	2,486,835	422,068	2,908,903

The accompanying notes are an integral part of these consolidated financial statements.

Nexa Resources S.A.

Consolidated statement of cash flows

Years ended December 31

All amounts in thousands of US dollars

	Note	2017	2016	2015

Cash flow from operating activities

Profit (loss) before taxation		271,459	208,892	(178,257)
Loss for the year from discontinued operations				(318)

Adjustments to reconcile profit to cash
Interest, indexation and exchange variations		52,287	(96,766)	326,287
Share in the results of investees		(60)	158	574
Depreciation and amortization	14 and 15	270,454	275,034	295,258
Loss on sale of property, plant & equipment and intangible assets	28	694	552	3,443
Gain on sale of investment	28	(4,588)	(408)	—
Impairment (reversal) of property, plant and equipment and other assets	28	73	(979)	8,574
Provisions	10 (b), 11(b) and 21 (a)	32,672	93,701	(12,209)

Decrease (increase) in assets
Trade accounts receivable		(63,172)	(54,188)	56,293
Inventory		(15,675)	(62,586)	65,885
Other taxes recoverable		17,088	9,558	58,528
Other assets		6,168	(414)	(1,344)
Increase (decrease) in liabilities
Trade payables		47,573	9,557	21,790
Confirming payables		8,737	5,743	(22,672)
Salaries and payroll charges		9,776	25,206	(17,118)
Taxes payable		(14,165)	(15,375)	(76,149)
Deferred revenue	23	(36,299)	250,000	—
Other liabilities		(45,183)	13,566	(22,913)
Interest paid		(58,635)	(37,321)	(39,672)
Taxes on income paid		(100,265)	(38,869)	(51,384)
Net cash provided by operating activities		378,939	585,061	414,596

Cash flow from investing activities
Financial investments		(65,661)	(47,749)	(25,460)
Acquisitions of property, plant and equipment	14	(196,717)	(180,856)	(183,176)
Acquisitions of intangible assets	15	(921)	(2,133)	(3,891)
Loan repayment received from related parties		—	10,284	10,059
Acquisition of Pollarix	1 (vii)	(81,615)	—	—
Related parties		—	6,248	44,785
Proceeds from sale of non-current assets		16,542	12,787	1,027
Net cash used in investing activities		(328,372)	(201,419)	(156,656)

Cash flow from financing activities
New loans and financing	16	830,598	550,966	23,454
Payments of loans and financing	16	(537,254)	(483,100)	(280,717)
Dividends paid		(61,549)	(59,660)	(13,345)
Reimbursement share premium	1 (v)	(430,000)	(69,931)	—
Capital increase - Initial public offering	1 (x)	20,500	170,070	84
Share premium -Initial public offering	1 (x)	285,931	—	—
Related parties		—	3,967	(41,171)
Repurchase of shares - NEXA PERU		—	(31,252)	(117,597)
Decrease in non-controlling interests - NEXA PERU		—	(170,663)	(7,889)
Decrease in non-controlling interests - NEXA ATACOCHA		—	(2,635)	(1,388)
Energy assets compensation payment - Related parties	1 (iii)	(55,380)	—	52,686
Net cash provided by (used in) financing activities		52,846	(92,238)	(385,883)

Effects of exchange rates on cash and cash equivalents		48	2,757	(1,321)

Increase (decrease) in cash and cash equivalents		103,461	294,161	(129,264)
Cash and cash equivalents at the beginning of the year		915,576	621,415	750,679
Cash and cash equivalents at the end of the year		1,019,037	915,576	621,415

The accompanying notes are an integral part of these consolidated financial statements.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

1                              General information

Nexa Resources S.A. (“NEXA” or the “Company” or the “parent”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). The Company’s registered office is located in the city of Luxembourg in the Grand Duchy of Luxembourg.

The Company’s controlling shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately owned industrial conglomerate that holds ownership interests in metal, steel, cement, energy and pulp companies, among others.

The Company operates in the mining and smelting segments, principally engaged in zinc content production. The Company also produces copper, lead, silver and gold, which are byproducts of zinc production. The Company’s mining segment is comprised of five mines located in Peru and Brazil, which operates primarily through its subsidiaries NEXA BR (as defined below) and NEXA PERU (as defined below). The Company’s smelting segment is comprised of three assets, one located in Peru and two in Brazil, that operates through its subsidiaries NEXA BR (as defined below) and NEXA CJM (as defined below). The information on the Company structure is provided in note 2.1 (a).

On December 18th, 2017, the shareholders of subsidiary Compañia Minera Milpo S.A.A approved the change of its corporate name to Nexa Resources Perú S.A.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by Compañia Minera Milpo S.A.A shareholders, the Company refers to this subsidiary herein as “NEXA PERU”.

On December 18th, 2017, the shareholders of subsidiary Compañia Minera Atacoccha S.A.A approved the change of its corporate name to Nexa Resources Atacocha S.A.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by Compañia Minera Atacoccha S.A.A shareholders, the Company refers to this subsidiary herein as “NEXA ATACOCHA”.

On December 4th, 2017, the shareholders of subsidiary Votorantim Metais — Cajamarquilla S.A. approved the change of its corporate name to Nexa Resources Cajamarquilla S.A. This change is still in process of being formalized before the Peruvian Public Registry. Given that such change has been duly approved by Votorantim Metais — Cajamarquilla S.A. shareholders, the Company refers to this subsidiary herein as “NEXA CJM”.

On November 16th, 2017, the Board of subsidiary Milpo UK Ltd. approved the change of its corporate name to Nexa Resources UK Ltd. This change is still in process of being formalized before the UK Public Registry (Companies House). Given that such change has been already approved by Milpo UK Ltd. Board and its shareholders, the Company refers to this subsidiary herein as “NEXA UK”.

On November 13th, 2017, the shareholders of subsidiary Votorantim Metais Zinco S.A. approved the change of its corporate name to Nexa Recursos Minerais S.A. This change has been submitted to the approval of the National Defense Office (Conselho de Defesa Nacional - CDN) as Votorantim Metais Zinco S.A. possesses mineral rights in border areas. After receiving the CDN’s approval, same corporate act will be submitted to the Brazilian Public Registry. Given that such change has been duly approved by Votorantim Metais Zinco S.A. shareholders, the Company refers to this subsidiary herein as “NEXA BR”.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Main transactions for the year ended December 31, 2017

(i)                         Transfer of Export Prepayments

In February 2017, Companhia Brasileira de Alumínio (“CBA”) transferred its Export Prepayments (advances received from banks to finance future exports) amounting to US$ 100,000 and US$ 290,000 to NEXA BR, a wholly-owned subsidiary of NEXA, with the consent of the operation’s counterparties, NEXA and Votorantim GmbH (“VGmbH”), respectively. The amount net of transaction costs is US$ 389,471.

Due to the transfer, CBA became a debtor of NEXA BR by an amount of US$ 389,471 (R$ 1,215,489 thousand) denominated in Brazilian Reais at February 2017. CBA’s debt, including the export prepayments of US$ 367,417 (R$ 1,215,489 thousand) and other payables of US$ 10,244, was liquidated in June 2017 through the transfer from CBA to NEXA BR of property, plant and equipment amounting to US$ 2,848, intangible assets amounting to US$ 705 and 25.80% of the participation in Votorantim Investimentos Latino-Americanos S.A. (“VILA”), amounting to US$ 374,108, which impacted the Equity line item since VILA is a fully consolidated subsidiary.  This was a non-cash transaction and the difference between the amounts in US dollars is related to foreign exchange variation.

(ii)                     Bond issuance

On May 4, 2017, the Company issued an aggregate principal amount of US$ 700,000 in unsecured bonds set to mature in 2027 at an interest rate of 5.375% per year. The proceeds from this offering were used to repay a portion of existing consolidated debt with banks, thereby extending the maturity of outstanding debt. These securities are guaranteed by NEXA BR, NEXA PERU and NEXA CJM.

(iii)                 Energy Assets compensation payment

On May 19, 2017, VILA issued new shares subscribed by NEXA BR, amounting to R$ 129,187 thousand (US$ 39,827). The shares were fully subscribed through cash contributions.

On May 31, 2017, VILA executed a capital reduction transaction whereby it transferred cash to VSA in the amount of R$ 129,187 thousand (US$ 39,827).

On May 31, 2017, NEXA BR paid in cash the remaining balance of Energy Assets compensation, as mentioned on note 1 (vii), to VSA in the amount of R$ 50,450 thousand (US$ 15,553).

(iv)                  Conversion of share capital into share premium

The Company approved the conversion of share capital into share premium in the amount of US$ 200,000 in June 2017, US$ 300,000 in September 2017 and US$ 428,596 in October 2017.

(v)                      Reimbursement of share premium

The Company approved the reimbursement of share premium to its shareholders amounting to US$ 140,000 in June 2017, US$ 140,000 in September 2017 and US$ 150,000 in October 2017. All payments were proportional with their participations.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(vi)                  Put option reversion

During 2016, the Company granted to the minority shareholders a Put Option over their stake in the Company’s capital. The Company determined that, as the Put Option could be exercised in the event of certain change of control which could be out of the control of the Company, the option met the criteria under IAS 32 for recognition as a liability and corresponding equity reserve.

In June 2017, a new agreement was signed between NEXA’s shareholders, and the liability of the put option that had been granted by the Company to the minority shareholders was transferred to VSA, the Company’s controlling shareholder. Since VSA was at that moment the grantor of the put option amounting US$ 173,734, NEXA derecognized the liability as of June 30, 2017 against Shareholders’ Equity. This was a non-cash transaction.

Due to the closing of the Company’s initial public offering (note 1(x)), the Option expired.

(vii)              Energy Assets

In the period from April 2016 to June 2017, the Company had a liability with its controlling shareholder VSA for the right to use the energy generation assets (the “Energy Assets”), owned by Nexa BR. On June 30, 2017, under the amended shareholders agreement, NEXA received all of the Energy Assets, has no further obligation with VSA to compensate for the right to use the Energy Assets, and acquired one third of the total outstanding share capital, representing 100% of ordinary shares with voting rights and control over Pollarix S.A. (“Pollarix”) (formerly denominated as “Holding B Company”). The remaining two thirds, representing 100% of preferred shares with limited voting and non-controlling rights are held by VSA and its subsidiaries.

Pollarix is a holding company with 20.98% interest in Campos Novos Energia S.A. (“Enercan”) (another energy producing joint operation). NEXA agreed to pay to CBA US$ 81,620 (R$ 270,000 thousand) for one third of Pollarix shares, of which US$ 59,549 (R$ 197,000 thousand) was paid in June 2017 and US$ 22,277 (R$ 73,000 thousand) was paid in October 2017. The difference between the amounts in US dollars is related to foreign exchange variation.

The impact on NEXA consolidated financial statements are: (a) NEXA will hold a 1/3 (one third) interest (all ordinary shares) in Pollarix and VSA and its subsidiaries will hold 2/3 (two-thirds) interest (all preferred shares), the latter of which have limited voting rights and are entitled to dividends per share equal to 1.25 times the dividends per share payable on the ordinary shares, (b) NEXA BR will contribute the Energy Assets to Pollarix, issuing new ordinary and preferred shares, (c) NEXA BR will spin off all of the new issued preferred shares of Pollarix to VSA, (d) NEXA BR will have its capital reduced by US$ 87,666 (R$ 290,000 thousand) paid in cash to VSA, and (e) NEXA will hold a 100% participation in NEXA BR and VILA, previously held by VSA. All of these transactions are considered to be under common control of VSA with a net impact in the Company’s shareholders equity. In accordance with the Company’s accounting policy for common control transaction, as the Energy Assets are consolidated retroactively, the liability with VSA from April 2016 until June 2017, has been eliminated from the consolidated income statement and no gain or loss is recorded as a result of this transaction.

Additionally, the non-controlling interest participations held by VSA and its subsidiaries as of December 31, 2017 relating to Pollarix S.A. (67%), NEXA BR (0%) and VILA (0%) has been reflected retroactively in these consolidated financial statements.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

In order to fully implement step (b), transfer of Energy Assets is subject to the prior consent of the Brazilian Electricity Regulatory Agency (“ANEEL”). Management believes that such consent is perfunctory, based on precedents in similar cases and on the fact that the Energy Assets belong to the same economic group. Such consent is expected to occur during the first quarter of 2018.

(viii)          Capital increase

The Company approved a capital increase of US$ 63,216 in July and capital increase of US$ 137,176 in October 2017 for its subsidiary NEXA BR, of which US$ 19,176 was paid by VSA.

(ix)                  Dividend distribution

On September 19, 2017, the Board of Directors of NEXA PERU approved a dividend payment of US$ 335,001 to its shareholders, proportional with such shareholders’ participations. US$ 55,073 was paid to NEXA PERU’s non-controlling shareholders on October 16, 2017.

(x)                      Initial public offering

On October 27, 2017, the Company announced the pricing of its initial public offering. That same day, its common shares began trading on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX), under the ticker symbol “NEXA”.

On October 31, 2017, the Company announced the closing of its initial public offering of 35,650,000 of the Company’s common shares at a public offering price of US$16.00 per share, which included an aggregate of 15,150,000 shares sold by VSA (including pursuant to the exercise in full by the underwriters of their over-allotment option for 4,650,000 shares).

As a consequence, the capital of the Company increased in US$ 20,500 related to the issuance of new shares. The remaining US$ 307,500 was designated as share premium constitution, reduced by US$ 21,569 related to underwriter expenses.

(xi)                  Capital reduction of Pollarix

On October 27, 2017, the subsidiary Pollarix decreased its share capital by US$ 57,134 (R$ 189,000 thousand), cancelling 81,818,181 ordinary shares and 163,636,364 preferred shares fully paid in cash to its then existing shareholder, CBA. The transaction decreased the Company’s Equity in the amount of US$ 38,280 as on the consolidated financial statements NEXA already has one third interest in Pollarix (Note 1 (vii)).

2                              Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical costs convention, modified for some financial assets and financial liabilities (including derivative instruments) measured at fair value through profit or loss (where applicable).

Changes resulting from new arrangements of the Company include the effects of the Energy Assets which were transferred to NEXA on June 30, 2017. The transfer of the Energy Assets is described in

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Note 1 (ii) and (vii), to these financial statements. As consequence of these arrangements the Company applied the common control concept retroactively as mentioned in Note 2.1 (b). NEXA has recognized the Energy Assets for all the years presented in these consolidated financial statements.

2.1                     Principles of consolidation and equity accounting

The following accounting policies are applied to the preparation of the consolidated financial statements.

(a)                       Subsidiaries

Subsidiaries include all entities over which NEXA has direct or indirect control. NEXA controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and the Company has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are deconsolidated from the date on which that control ceases.

Transactions, balances and unrealized gains and losses between Group companies are eliminated.

The accounting policies of subsidiaries are adjusted where necessary to ensure consistency with the policies adopted by the Company.

Main companies included in the consolidated financial statements:

	Percentage of capital
	2017	2016	Headquarters	Control	Activities
Campos Novos Energia S.A. - “Enercan”	20.98	20.98	Brazil	Indirect	Energy
Capim Branco Energia	12.63	12.63	Brazil	Indirect	Energy
Cia . Minera Gaico S.A.	93.40	93.40	Peru	Indirect	Holding and others
Cia. Magistral S.A.C	100.00	—	Peru	Indirect	Holding and others
Cia. Minera Dona Isabel Ltda.	100.00	100.00	Peru	Indirect	Holding and others
Cia. Minera Shalipayco S.A.C	75.00	75.00	Peru	Indirect	Holding and others
Nexa Resources Atacocha S.A.A. - “NEXA ATACOCHA” (formely Compañia Minera Atacocha S.A.A.)	66.62	66.62	Peru	Indirect	Mining
Nexa Resources Perú S.A.A. - “NEXA PERU” (formely Compañia Minera Milpo S.A.A - “Milpo”)	80.23	80.23	Peru	Indirect	Mining
Consórcio UHE Igarapava	23.93	23.93	Brazil	Indirect	Energy
InPac Holding Limited	100.00	100.00	British Virgin Islands	Indirect	Holding and others
Inversiones Garza Azul S.A.C	100.00	100.00	Peru	Indirect	Holding and others
L.D.O.S.P.E. Empreendimentos e Participações Ltda.	100.00	—	Brazil	Indirect	Energy
L.D.Q.S.P.E. Empreendimentos e Participações Ltda.	100.00	—	Brazil	Indirect	Energy
L.D.R.S.P.E. Empreendimentos e Participações Ltda.	100.00	—	Brazil	Indirect	Energy
Nexa Resources El Porvenir S.A.C. (formely Milpo Andina Peru S.A.C.)	99.99	99.99	Peru	Indirect	Mining
Nexa Resources UK Ltd. - “NEXA UK” (formely Milpo UK Limited)	100.00	100.00	United Kingdom	Indirect	Mining
Minera Bongará S.A.	61.00	61.00	Peru	Indirect	Holding and others
Minera Cerro Colorado S.A.C	99.99	99.00	Peru	Indirect	Holding and others
Minera Chambará S.A.C	15.00	15.00	Peru	Indirect	Holding and others
Minera Pampa de Cobre S.A.C	99.99	99.00	Peru	Indirect	Mining
Minera Rayrock Ltda.	—	84.08	Chile	Indirect	Holding and others
Mineração Dardanelos Ltda.	70.00	70.00	Brazil	Indirect	Holding and others
Mineração Santa Maria Ltda.	99.99	99.99	Brazil	Indirect	Holding and others
Otavi Mining Investments (Pty) Ltd.	100.00	100.00	Namibia	Indirect	Holding and others
Otjitombo Mining Proprietary Ltd.	100.00	100.00	Namibia	Indirect	Holding and others
Pollarix S.A.	33.33	33.33	Brazil	Indirect	Holding and others
Rayrock Antofagasta S.A.C	99.99	100.00	Chile	Indirect	Holding and others
SMRL CMA nº 54	100.00	100.00	Peru	Indirect	Holding and others
SMRL Ltda. Pepita 1	57.50	57.50	Peru	Indirect	Holding and others
Votorantim Andina S.A. - “VASA”	99.99	99.99	Chile	Indirect	Holding and others
Votorantim GmbH	100.00	100.00	Austria	Direct	Holding and others
Votorantim Investimentos Latino-Americanos S.A. - “VILA”	100.00	100.00	Brazil	Indirect	Holding and others
Votorantim Metais Argentina S.A.	—	90.00	Argentina	Indirect	Holding and others
Votorantim Metais Bolívia S.R.L.	—	76.61	Bolivia	Indirect	Holding and others
Nexa Resources Cajamarquilla S.A. - “NEXA CJM” (formely Votorantim Metais Cajamarquilla S.A. - “CJM”)	99.99	99.99	Peru	Direct	Smelting
Nexa Recursos Minerais S.A. - “NEXA BR” (formely Votorantim Metais Zinco S.A. - “VMZ”)	100.00	100.00	Brazil	Direct	Mining / Smelting
Votorantim Metals Cananda Inc.	100.00	100.00	Canada	Indirect	Holding and others
Votorantim Metals Namibia Ltd.	100.00	100.00	Namibia	Indirect	Holding and others
Votorantim US. Inc.	100.00	100.00	United States	Direct	Holding and others

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Business combinations

The acquisition method of accounting is used for transactions classified as business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities assumed and the equity instruments issued. The consideration transferred includes the fair value of assets or liabilities resulting from a contingent consideration arrangement, when applicable. Acquisition-related costs are expensed as they are incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The non-controlling interests to be recognized are determined upon each acquisition.

The excess of the consideration transferred, amount of any non-controlling interest in the acquired entity, and the acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.

Business combinations does not consider common control transactions.

(c)                        Foreign currency translation

(i)                         Functional and presentation currency

Items included in the consolidated financial statements of each of NEXA’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in US Dollars (“US$”), which is NEXA’s functional and reporting currency.

(ii)                     Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges.

Foreign exchange gains and losses that relate to cash and cash equivalents and borrowing are presented in the income statement, within finance income or expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(iii)                 Group companies

The results and financial position of all of the Company’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the reporting currency are translated into the presentation currency as follows:

•                               Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•                               Income and expenses for each income statement, are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates in force on the dates of the transactions); and

•                               All resulting exchange differences are recognized in other comprehensive income.

(d)                       Transactions with non-controlling interests

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with the equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiaries. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners.

2.2                     Revision of the Financial Statements

These financial statements are considered revised and restated, as the Company identified adjustments in its Consolidated Financial Statements for the years ended December 31, 2016 and 2015, previously publicly available.

The consolidated financial statements of NEXA and its subsidiaries for the year ended December 31, 2017 were authorized to be issued in accordance with a resolution of the Board of Directors on April 30,2018.

2.2.1 Intercompany Elimination

The revised information presented correct an error related to the intercompany elimination transaction on the sale of products between NEXA PERU and NEXA CJM. These sales were previously recorded considering the Gross Revenue amount recognized in NEXA PERU, which did not consider the taxes on sales. The corrections entries were made to remove the effects of intercompany transactions in the Consolidated Financial Statements related to the taxes on sales for the period ended December 31, 2016 and December 31, 2015.

The revision has no impact in the balance sheet, statement of comprehensive income, statement of changes in equity, net income and statements of cash flows.

The Company concluded that the adjustments, analyzed individually and in aggregate, in qualitative and quantitative terms, are not significant and material.

Therefore, the original, previously issued consolidated financial statements, and revised amounts are presented below:

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

a) Income Statement

	(Original) 2016	Adjustment	(Revised) 2016

Net revenue from products sold	1,912,813	52,028	1,964,841
Cost of products sold	(1,387,073)	(52,028)	(1,439,101)
Gross profit	525,740	—	525,740

	(Original) 2015	Adjustment	(Revised) 2015

Net revenue from products sold	1,824,840	40,343	1,865,183
Cost of products sold	(1,422,947)	(40,343)	(1,463,290)
Gross profit	401,893	—	401,893

b) Composition of net revenue

	(Original) 2016	Adjustment	(Revised) 2016

Gross Revenue	2,193,867	—	2,193,867
Taxes on sales and returns	(281,054)	52,028	(229,026)
Net revenue from products sold	1,912,813	52,028	1,964,841

	(Original) 2015	Adjustment	(Revised) 2015

Gross Revenue	2,072,439	—	2,072,439
Taxes on sales and returns	(247,599)	40,343	(207,256)
Net revenue from products sold	1,824,840	40,343	1,865,183

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

c) Revenue by destination

	(Original) 2016	Adjustment	(Revised) 2016

Peru	521,856	52,028	573,884
Brazil	560,878	—	560,878
United States	156,634	—	156,634
Luxembourg	100,631	—	100,631
Korea	66,887	—	66,887
Switzerland	59,873	—	59,873
Chile	67,546	—	67,546
Singapore	42,666	—	42,666
Germany	42,560	—	42,560
Colombia	39,137	—	39,137
Japan	36,005	—	36,005
Austria	22,982	—	22,982
Turkey	19,498	—	19,498
China	12,838	—	12,838
Italy	3,608	—	3,608
Other	159,214	—	159,214
	1,912,813	52,028	1,964,841

	(Original) 2015	Adjustment	(Revised) 2015

Peru	544,107	40,343	584,450
Brazil	534,141	—	534,141
United States	99,884	—	99,884
Luxembourg	98,159	—	98,159
Korea	51,181	—	51,181
Switzerland	135,450	—	135,450
Chile	52,865	—	52,865
Singapore	72,514	—	72,514
Germany	22,348	—	22,348
Colombia	42,007	—	42,007
Japan	32,994	—	32,994
Austria	18,731	—	18,731
Turkey	23,265	—	23,265
China	639	—	639
Italy	1,399	—	1,399
Other	95,156	—	95,156
	1,824,840	40,343	1,865,183

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

d) Revenue by currency

	(Original) 2016	Adjustment	(Revised) 2016

U.S. Dollar	1,362,964	52,028	1,414,992
Real	547,537	—	547,537
Other	2,312	—	2,312
	1,912,813	52,028	1,964,841

	(Original) 2015	Adjustment	(Revised) 2015

U.S. Dollar	1,294,535	40,343	1,334,878
Real	529,218	—	529,218.0
Other	1,087	—	1,087
	1,824,840	40,343	1,865,183

e) Expenses by nature

	(Original) 2016	Adjustment	(Revised) 2016

Raw materials and consumables used	904,881	52,028	956,909
Employee benefit expenses	233,755	—	233,755
Depreciation and amortization	275,034	—	275,034
Freight costs	68,962	—	68,962
Services, miscellaneous	89,426	—	89,426
Other Expenses	32,967	—	32,967
	1,605,025	52,028	1,657,053
Reconciliation
Cost of products sold	1,387,073	52,028	1,439,101
Selling expenses	90,647	—	90,647
General and administrative expenses	127,305	—	127,305
	1,605,025	52,028	1,657,053

	(Original) 2015	Adjustment	(Revised) 2015

Raw materials and consumables used	940,190	40,343	980,533
Employee benefit expenses	202,876	—	202,876
Depreciation and amortization	295,258	—	295,258
Freight costs	73,871	—	73,871
Services, miscellaneous	77,772	—	77,772
Other Expenses	23,838	—	23,838
	1,613,805	40,343	1,654,148
Reconciliation
Cost of products sold	1,422,947	40,343	1,463,290
Selling expenses	84,559	—	84,559
General and administrative expenses	106,299	—	106,299
	1,613,805	40,343	1,654,148

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

f) Information by business segment and geographic area — intersegment

	Original - 2016
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	417,159	1,491,988	—	3,666	1,912,813
Intersegment revenues	490,266	—	(490,266)	—	—
Total revenue	907,425	1,491,988	(490,266)	3,666	1,912,813

Cost of products sold	(513,135)	(1,260,519)	490,266	(103,685)	(1,387,073)
Gross Profit	394,290	231,469	—	(100,019)	525,740

	Revised - 2016
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	469,187	1,491,988	—	3,666	1,964,841
Intersegment revenues	438,238	—	(438,238)	—	—
Total revenue	907,425	1,491,988	(438,238)	3,666	1,964,841

Cost of products sold	(513,135)	(1,260,519)	438,238	(103,685)	(1,439,101)
Gross Profit	394,290	231,469	—	(100,019)	525,740

	Original - 2015
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	380,320	1,421,307	—	23,213	1,824,840
Intersegment revenues	390,384	—	(390,384)	—	—
Total revenue	770,704	1,421,307	(390,384)	23,213	1,824,840

Cost of products sold	(532,097)	(1,170,545)	390,384	(110,689)	(1,422,947)
Gross Profit	238,607	250,762	—	(87,476)	401,893

	Revised - 2015
	Mining	Smelting	Elimination	Adjustment	Total
Revenue from products sold - third parties	420,663	1,421,307	—	23,213	1,865,183
Intersegment revenues	350,041	—	(350,041)	—	—
Total revenue	770,704	1,421,307	(350,041)	23,213	1,865,183

Cost of products sold	(532,097)	(1,170,545)	350,041	(110,689)	(1,463,290)
Gross Profit	238,607	250,762	—	(87,476)	401,893

g) Information by business segment and geographic area - revenue by geographic area

	Original - 2016
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	714,946	(473,006)	241,940
Peru	1,178,354	(896,940)	281,414
Holding	19,513	(17,127)	2,386
Total	1,912,813	(1,387,073)	525,740

	Revised - 2016
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	714,946	(473,006)	241,940
Peru	1,230,382	(948,967)	281,415
Holding	19,513	(17,128)	2,385
Total	1,964,841	(1,439,101)	525,740

	Original - 2015
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	665,573	(460,284)	205,289
Peru	1,159,264	(962,663)	196,601
Holding	3	—	3
Total	1,824,840	(1,422,947)	401,893

	Revised - 2015
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	665,573	(460,284)	205,289
Peru	1,199,607	(1,003,006)	196,601
Holding	3	—	3
Total	1,865,183	(1,463,290)	401,893

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

2.2.2 Earnings per share (restated)

The restated information presented correct an error to the profit used in the numerator for the earnings per share calculation. The calculation was adjusted to use Profit (loss) attributable to owners of the parent in the numerator for the years ended December 31, 2016 and 2015, as required under IAS 33 – “Earnings per share”.

The restated information has no impact in the balance sheet, statement of comprehensive income, statement of changes in equity, net income and statements of cash flows.

The previously issued and revised calculation related to earnings per share are presented below:

	(Original)		(Restated)
	2016	Adjustment	2016
Earnings per share in US Dollars	1.37	(0.22)	1.15

	(Original)		(Restated)
	2015	Adjustment	2015
Earnings per share in US Dollars	(74.60)	5.52	(69.08)

The presentation and disclosure of earnings per share attributable to owners of the parent is now presented in Income Statement as well as note 24 (f).

3                              Changes in accounting policies and disclosures

(a)                       Change of applicable standards beginning on January 1, 2017

The International Accounting Standards Board (IASB) has published amendments to IAS 7, which intends to improve information provided to users of financial statements about Company’s financing activities. To check the required information, please refer to notes 5.2.

There were no more changes in standards adopted for the first time on January 1, 2017 which impact the Company and its subsidiaries.

(b)                       New standards and interpretations not yet adopted

IFRS 9 - “Financial instruments: Recognition and measurement”

Main aspects introduced by the standard

In July 2014, the IASB issued the final version of IFRS 9 — “Financial Instruments” which replaces IAS 39 and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project, which are classification and measurements, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Impacts of adoption

The Company assessed the changes introduced by the standard and concluded that its adoption will not bring significant impacts, mainly regarding the measurement of the financial instruments when compared to the principles of the IAS 39. The main impacts are related to the financial asset’s classification. Once IFRS 9 has changed the categories for classification of the financial assets, eliminating the categories held-to-maturity, loans and receivables and available for sale, the financial assets will be classified in one of the following categories: at amortized cost, at fair value through other comprehensive income or, at fair value through profit or loss. Furthermore, some aspects regarding the presentation and the disclosure of the financial instruments in the financial statements might be changed in order to reflect the new concepts introduced by the IFRS 9.

IFRS 9 requires the utilization of an expected credit loss model for its trade receivables measured at amortized cost, either on a 12-month or lifetime basis. The Company will apply the simplified approach and record lifetime expected losses on all trade receivables measured at amortized cost. The Company expects these changes will not have a significant impact in the consolidated financial statements.

The changes introduced by the standard will not have significant impacts on how the Company accounts for hedge accounting transactions in its financial statements.

IFRS 15 — “Revenue from contracts with customers”

Main impacts introduced by the standard

IFRS 15 issued in May 2014, and amended in April 2016, establishes a single comprehensive model based on a five-step approach to account for revenue from contracts with customers. Under IFRS

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

Impacts of adoption

The Company assessed the principles and changes introduced by the new standard and concluded that its adoption will not bring significant impacts on the timing and measurement for the revenue recognition from contracts with customers. Furthermore, some aspects regarding the presentation and the disclosure related to revenue recognition in the financial statements might be changed in order to reflect the new concepts introduced by IFRS 15.

IFRS 16 - “Leases”

Main impacts introduced by the standard

In January 2016, the IASB issued IFRS 16, which replaces IAS 17 — “Leases” and related interpretations. The IFRS 16 set forth that in all leases with a maturity of more than 12 months, with limited exceptions, the lessee must recognize the lease liability in the balance sheet at the present value of the payments, plus cost directly allocated and at the same time that it recognizes a right of use corresponding to the asset. During the term of the lease, the lease liability is adjusted to reflect interest and payment made and the right to use is amortized, similar to the financial lease settled up in accordance with IAS 17.

The standard is effective for accounting periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 “Revenue from Contracts with Customers” has been adopted.

Impacts of adoption

The Company’s assessment of the impact of adoption of the standard is in progress. The assessment is being carried-out in order to identify the impacts mainly related to leases of offices, machinery and equipment, as well as other contracts that may be impacted by the standard.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

4                               Critical accounting estimates and judgments

Based on assumptions, NEXA and its subsidiaries makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described in the respective note.

5                               Financial risk management

5.1                     Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indexes and denominated in US Dollars. Part of the costs of production, however, is

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

denominated in Brazilian Reais and Peruvian Soles, and therefore, there is a mismatch of currencies between revenue and costs. Additionally, the Company has debts linked to different indexes and currencies, which may impact its cash flow.

In order to mitigate the potential adverse effects of each financial risk factor, the Company adopted a Financial Risk Management Policy, that establish governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

(a)                       Market risk

The purpose of the market risk management process is to protect the Company’s cash flow against adverse events, such as fluctuations in exchange rates, commodity prices and interest rates.

(i)                                   Foreign exchange risk

Foreign exchange risk is managed through using the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

The US Dollar is the Company’s functional currency, and all actions related to the market risk management process are intended to hedge cash flow in this currency, maintain the ability to pay financial obligations, and comply with liquidity and indebtedness levels defined by management.

Presented below are the financial assets and liabilities in foreign currencies at the end of the reporting year — these mainly result from the foreign operations of the subsidiary NEXA BR for which the functional currency is the Brazilian Real.

	2017	2016
Assets denominated in foreign currency
Cash, cash equivalents and financial investments	229,876	154,693
Derivative financial instruments	4,280	10,005
Trade accounts receivable	66,834	45,194
	300,990	209,892

Liabilities denominated in foreign currency
Loans and financing	161,706	95,124
Derivative financial instruments	3,634	—
Trade payables	78,286	61,075
	243,626	156,199
Net exposure	57,364	53,693

(ii)                               Cash flow and fair value risk associated with interest rates

The Company’s interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to the interest rates,

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

see note 16.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against fluctuations in interest rates that impact the cash flow of the Company and its subsidiaries.  Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index.

Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk.

(iii)                           Commodity price risk

This risk is related to the volatility in the prices of the Company’s commodities. Prices fluctuate depending on demand, production capacity, producers’ inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flow of the Company’s operating subsidiaries. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Hedge transactions are classified into the following categories:

(i.1)                          Fixed price commercial transactions (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to purchases of zinc for future settlement on the over-the-counter market.

(i.2)                          Hedges for mismatches of “quotation periods” (Book Hedge) - hedges that set prices for the different “quotation periods” between the purchases of certain inputs (metal concentrate) and the sale of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

(i.3)                          Hedges for “operating margin” (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations. With a view to ensuring a fixed operating margin in Reais for a portion of the Brazilian production of metals, the mitigation of risks is carried out through the sale of zinc forward contracts with the sale of US Dollar forward contracts.

(b)                       Credit risk

Derivative financial instruments, term deposits, Bank Deposit Certificates (“CDB”) and repurchase transactions backed by debentures and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch ratings, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+ (local rating scale) or BBB- (global rating scale) (Note 7). In the specific case of financial institutions in Peru that only global rating assessments are available, it will be eligible provided it has rating “BBB-” at least by one rating agency.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty not honoring the financial commitments defined by contract. The use of this methodology was approved by the Board of Directors.

The credit quality of financial assets is disclosed in Note 7. The ratings disclosed in this Note are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, taking into account mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored. The Company recognizes a provision for uncollectible trade receivables whenever necessary.

The provision for uncollectible trade receivables is recorded at an amount sufficient to cover probable losses on the collection of trade accounts receivable and is charged to “Selling expenses”.

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to safeguard the Company’s interests. Additionally, most export sales to the United States, Europe and Asia are collateralized by letters of credit and credit insurance.

(c)                        Liquidity risk

This risk is managed through the Company’s Financial Risk Management Policy, which aims to ensure the availability of sufficient net funds to meet the Company’s financial commitments. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below analyzes the Company’s non-derivative financial liabilities and derivative financial assets and liabilities to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). Derivative financial liabilities are included in the analysis if their contractual maturities are essential to understand the timing of cash flow.

The amounts disclosed in the table represent the estimated future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts recorded in the balance sheet for loans and financing, related parties and use of public assets.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
At December 31, 2017
Loans and financing	102,294	373,324	236,927	1,228,474	1,941,018
Derivative financial instruments	12,588	2,449	—	—	15,037
Trade payables	329,814	—	—	—	329,814
Confirming payable	111,024	—	—	—	111,024
Salaries and payroll charges	79,798	—	—	—	79,798
Dividends payable	4,138	—	—	—	4,138
Related parties	87,686	2,238	—	—	89,924
Provisions - Asset Retirement Obligation	7,526	53,429	33,186	237,788	331,929
Use of public assets	1,740	3,755	4,233	45,309	55,037
	736,607	435,195	274,346	1,511,571	2,957,719

At December 31, 2016
Loans and financing	104,191	438,569	432,587	375,480	1,350,827
Derivative financial instruments	37,458	—	—	—	37,458
Trade payables	282,241	—	—	—	282,241
Confirming payable	102,287	—	—	—	102,287
Salaries and payroll charges	70,022	—	—	—	70,022
Dividends payable	7,185	—	—	—	7,185
Related parties	222,917	7,596	—	—	230,513
Provisions - Asset Retirement Obligation	33,143	25,296	35,813	123,827	218,079
Use of public assets	1,754	3,832	4,319	51,449	61,354
	861,198	475,293	472,719	550,756	2,359,966

5.2                              Capital management

The Company’s objectives when managing its capital structure are to ensure that the Company can consistently provide returns for shareholders and benefits for other stakeholders and to reduce the cost of capital by maintaining an optimal capital structure.

In order to maintain or adjust the capital structure of the Company, management can make, or may propose to the Board of Directors or to the shareholders when their approval is required, adjustments to the amounts of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt, for example.

One of the important indicators through which the Company monitors its capital is the gearing ratio, calculated as net debt divided by Adjusted EBITDA.

Net debt is defined as (i) loans and financing, less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments.

The Adjusted EBITDA is defined as (i) profit (loss) for the year, plus (ii) profit (loss) from results of associates, plus (iii) depreciation and amortization, plus/less (iv) net financial results, plus/less (v) tax on income, less (vi) gain on sale of investment (loss), plus (vii) impairment of other assets, plus/less (viii) (reversion) impairment of property, plants and equipment. In addition, management may exclude non cash and non-recurring items considered exceptional from the measurement of Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, the management calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The net debt ratio is as follows:

	Note	2017	2016	2015

Loans and financing	16	1,447,299	1,144,385	1,056,210
Cash and cash equivalents	8	(1,019,037)	(915,576)	(621,415)
Derivative financial instruments	5.4	3,260	16,718	(10,105)
Financial investments	9	(206,547)	(119,498)	(57,856)
Net debt (A)		224,975	126,029	366,834

Profit for the year		165,265	110,509	(139,796)
Plus (less):
Results of investees		(60)	158	256
Results of investees - Discontinued operations		—	—	318
Depreciation and amortization	14 and 15	270,454	275,034	295,258
Net financial results	29	130,181	(79,081)	341,931
Taxes on income	20(a)	106,194	98,383	(38,779)
EBITDA		672,034	405,003	459,188

Exceptional items
Gains on sales of investments	28	(4,588)	(408)	—
Impairment of other assets		73	308	—
(Reversal) Impairment - property, plant, equipment	28	—	(979)	8,574
Adjusted EBITDA (B)		667,519	403,924	467,762
Gearing ratio (A/B)		0.34	0.31	0.78

The net debt reconciliation is as follows:

	Cash and cash equivalents	Financial investments	Derivative financial instruments	Loans and financing	Net debt
Net debt as at 1 January 2017	(915,576)	(119,498)	16,718	1,144,385	126,029
Cash flows	(103,413)	(65,661)	39,006	236,306	106,238
Foreign exchange ajustments	(48)	—	—	(2,873)	(2,921)
Other non-cash movements	—	(21,388)	(52,464)	69,481	(4,371)
Net debt as at 31 December 2017	(1,019,037)	(206,547)	3,260	1,447,299	224,975

5.3                     Fair value estimates

Critical accounting estimates and judgments

The fair values of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

(a)                       Analysis

The carrying amounts of trade accounts receivable, less a provision for uncollectible trade receivables, and of trade accounts payable, confirming payables and advances from customers approximate their fair values. The fair value of financial liabilities for disclosure purposes are estimated by discounting the future contractual cash flow at the current market interest rate.

The main financial instruments and the assumptions made by the Company for their valuation are described below:

•                                Cash and cash equivalents, financial investments, trade accounts receivable and other current assets - considering their nature and terms, the carrying amounts approximate their realizable values, due to their short-term duration.

•                                Financial liabilities - these instruments are subject to the usual market interest rates. The market value was based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms.

•                                Derivative financial instruments — the fair value of the derivative instruments used by the Company for hedging transactions are evaluated by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from B3 (formerly BM&FBOVESPA), Central Bank of Brazil, London Metals

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Exchange and Bloomberg. When there is no price for the desired maturity, NEXA uses an interpolation between the available maturities.

•                                Swap contracts - the present value of both the assets and liabilities are calculated through the discount of forecasted cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•                                Forward contracts — the present value is estimated discounting the notional amount multiplied by the difference between the future price in the reference date and contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian Non-deliverable Forwards for hedging Non-Ferrous Metals positions. Asian contracts are derivatives which the underlying is the average price of certain asset over a range of days.

Fair value hierarchy

The Company discloses fair value measurements based on their level of the following fair value measurement hierarchy:

•                                Quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1).

•                                Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

•                                Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). In December 31, 2017, there were not any financial assets and liabilities carried at fair value classified as Level 3.

At December 31, the financial assets and liabilities carried at fair value were classified as Level 1 and 2 in the fair value measurement hierarchy, see classification as follows:

		2017
		Fair value measured based on
		Price quoted in an active market	Valuation technique supported by observable prices
	Note	Level 1	Level 2	Total fair value
Assets
Cash and cash equivalents	8	1,019,037	—	1,019,037
Financial investments	9	134,168	72,379	206,547
Derivative financial instruments	5.4	—	11,777	11,777
		1,153,205	84,156	1,237,361

Liabilities
Loans and financing	16(a)	1,120,901	414,231	1,535,132
Derivative financial instruments	5.4	—	15,037	15,037
		1,120,901	429,268	1,550,169

		2016
		Fair value measured based on
		Price quoted in an active market	Valuation technique supported by observable prices
	Note	Level 1	Level 2	Total fair value
Assets
Cash and cash equivalents	8	915,576	—	915,576
Financial investments	9	65,964	53,534	119,498
Derivative financial instruments	5.4	—	20,740	20,740
		981,540	74,274	1,055,814

Liabilities
Loans and financing	16(a)	342,156	808,729	1,150,885
Derivative financial instruments	5.4	—	37,458	37,458
		342,156	846,187	1,188,343

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(i)                                   Financial instruments - Level 1

The fair value of financial instruments traded in active markets (such as trading securities and available-for-sale securities) are based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1. Instruments included in Level 1 primarily include investments in federal government securities classified as trading securities or available-for-sale securities.

(ii)                               Financial instruments - Level 2

The fair value of financial instruments not traded in an active market (for example, over-the-counter derivatives) are determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all of the significant inputs required to identify the fair value of an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used to value financial instruments include:

•                                Quoted market prices or dealer quotes for similar instruments are used where available;

•                                The fair values of interest rate swaps are calculated at the present value of the estimated future cash flow based on observable yield curves;

•                                The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted to present value;

•                                Other techniques, such as discounted cash flow analysis, are used to determine the fair value for the remaining financial instruments.

There were no transfers between Levels 1 and 2 during the year. There is no financial items valued using level 3.

5.4                     Derivatives

Accounting policy

Derivatives are initially recognized at fair value as at the date on which a derivative contract is entered into and are subsequently measured again at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, in the case of adoption of hedge accounting, and if so, the nature of the item being hedged. The Company adopts the hedge accounting procedure and designates certain derivatives as either:

•                                Hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

•                                Hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

(i)                                   Cash flow hedge

To ensure a fixed operating margin for a part of its production, the Company contracts derivative financial instruments for the forward sale of each commodity (zinc, copper and silver), and for NEXA BR, which has Reais as its functional currency, derivative financial instruments also includes the forward sale of US Dollars. The Company adopts hedge accounting for derivative instruments contracted for hedging purposes. The effective portion of the changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity, recorded in “Accumulated other comprehensive income (loss)”. Gains and losses related to the non-effective portion are immediately recognized as “Other operating expenses, net”. The amounts recognized in equity are taken to the income statement upon realization of the hedged exports and/or sales referenced to the LME price.

Amounts accumulated in shareholders’ equity are reclassified to profit or loss in the periods when the hedged item affects the profit or loss (for example, when the forecast sale that is being hedged takes place).  The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowing is recognized in the income statement within “Net financial results”.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “Other operating expenses, net”.

(ii)                               Fair value hedge

The Company has entered into commodities prices forwards that are fair value hedges for LME fluctuation risk arising from its firm commitments for purchases and sales of such commodities. The Company adopts hedge accounting for derivative instruments contracted for hedging purposes. Changes in the fair values of derivatives that are designated and qualify as fair value hedges are recorded in “Other operating expenses, net”. The change in the fair value of the hedged item is also recorded in “Other operating expenses, net”.

(iii)                           Derivatives carried at fair value through profit or loss

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair values of any of these derivative instruments are recognized immediately in the income statement within “Other operating expenses, net”. Instruments not qualifying as hedges that are intended to hedge fluctuations in interest rates are classified in “Net financial results”.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Analysis

All derivative transactions were carried out on the over-the-counter market and the Company has the following hedge programs in place:

•                                Hedging program for sales of zinc at a fixed price (Customer Hedge) - hedging transaction that converts sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to purchases of zinc for future settlement on the over-the-counter market.

•                                Hedging program for mismatches of quotation periods (Book Hedge) - this program hedges the different “quotation periods” between the purchases of certain inputs (metal concentrate) and sales of products arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

•                                Hedging program for the operating margins of metals (Strategic Hedge) - derivatives contracted to reduce the volatility of the cash flow from its zinc, copper and silver operations. With a view to ensuring a fixed operating margin in Reais for a portion of the Brazilian production of metals, the mitigation of risks is carried out through the sale of zinc forward contracts, with the sale of US Dollar forward contracts.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The table below summarizes the derivative financial instruments and the underlying hedged items as at 31 December:

	Principal			Average terms	Fair value		Realized gain (loss)	Fair value by maturity
Program	2017	2016	per unit	(days)	2017	2016	2017	2018	2019	2020

Hedging instrument for sales of zinc at a fixed price
Zinc forward	2,230	615	ton	127	603	369	1,288	589	14	—
					603	369	1,288	589	14	—
Hedging instrument for mismatches of quotation periods
Zinc forward	240,747	146,515	ton	23	(4,304)	4,471	(2,183)	(4,304)	—	—
Silver forward	238	—	k oz	17	196	—	(24)	196	—	—
					(4,108)	4,471	(2,207)	(4,108)	—	—
Hedging instrument for the operating margin of metals
Zinc forward	—	10,790	—	—	—	(7,110)	—	—	—	—
US Dollar forward	—	8,039	—	—	—	1,784	—	—	—	—
					—	(5,326)	—	—	—	—
Hedging instrument for interest rates in US Dollar
LIBOR floating rate vs. US Dollar fixed rate swaps	31,393	—	USD	849	646	—	(1,200)	(1,186)	(1,543)	3,375
					646	—	(1,200)	(1,186)	(1,543)	3,375

Total (assets and liabilities, net)					(2,859)	(486)	(2,119)	(4,705)	(1,529)	3,375

The table below presents a summary of hedge accounting derivatives operations and their fair values:

	Principal			Average terms	Fair value		Realized gain (loss)	Fair value by maturity
Program	2017	2016	per unit	(days)	2017	2016	2017	2018

Hedging instruments for mismatches of quotation periods - Fair value
Zinc forward	87,693	22,390	ton	43	(3,319)	32	(12,310)	(3,319)
					(3,319)	32	(12,310)	(3,319)

Hedging instruments for mismatches of quotation periods - Cash flow
Zinc forward	58,800	43,294	ton	47	2,986	(1,728)	4,450	2,986
Silver forward	265	—	k oz	58	(68)	—	(94)	(68)
					2,918	(1,728)	4,356	2,918

Hedge accounting - Cash flow hedge
Zinc forward	—	94,559	—	—	—	(22,967)	(43,898)	—
Copper forward	—	540	—	—	—	210	(171)	—
US Dollar forward	—	93,467	—	—	—	8,221	15,134	—
					—	(14,536)	(28,935)	—

					(401)	(16,232)	(36,889)	(401)

Current assets					7,483	20,740
Non-current assets					4,294	—
Current liabilities					(12,588)	(37,458)
Non-current liabilities					(2,449)	—
					(3,260)	(16,718)

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

5.5                     Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to the fluctuations of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company’s policies.

The scenarios at December 31, 2017 are described below:

•                                Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2017, according to the base scenario defined by the Company for March 31, 2018.

•                                Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2017.

•                                Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2017.

					Impacts on profit (loss)						Impacts on comprehensive income
					Scenario I		Scenarios II e III				Scenario I	Scenarios II e III
Risk factor	Cash and cash equivalents and financial investments	Loans and financing	Principal of derivative financial instruments	Unit	Changes from 2017	Results of scenario I	-25%	-50%	+25%	+50%	Results of scenario I	-25%	-50%	+25%	+50%

Exchange variation rate
USD	11,339	40,274	31,393	USD	-3.81%	(153)	(3,328)	(17,218)	(897)	(3,906)	—	—	—	—	—
BRL	203,392	161,706	—	—	3.97%	—	—	—	—	—	6,127	53,441	156,447	(28,963)	(49,564)
EUR	1,692	—	—	EUR	-1.66%	(28)	(423)	(846)	423	846	—	—	—	—	—
PEN	22,830	—	—	PEN	0.68%	155	(5,707)	(11,415)	5,707	11,415	—	—	—	—	—

Interest rates
BRL - CDI	202,311	70,720	103,849	BRL	0 bps	—	(2,029)	(4,044)	2,043	4,098
USD - LIBOR	—	130,610	1,282,900	USD	-2 bps	14	217	435	(217)	(435)	(0)	(6)	(12)	6	12
US Dollar coupon	—	—	31,393	USD	3 bps	(21)	515	1,047	(499)	(981)	—	—	—	—	—

Price - commodities
Zinc	—	—	389,470	ton	-2.90%	13,073	51,744	103,488	(51,744)	(103,488)	(580)	(2,297)	(4,594)	2,297	4,594
Silver	—	—	503	k oz	5.20%	(9)	281	562	(281)	(562)	(36)	1,124	2,248	(1,124)	(2,248)

The figures presented in USD refer to derivatives whose functional currency is different from the U.S. Dollar.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

5.6                     Value and type of margins pledged in guarantee

The derivative transactions entered into by the Company are not subject to collateral deposits, margin calls or any other type of guarantee or similar mechanism.

6                               Financial instruments by category

Accounting policy

Normal purchases and sales of financial assets are recognized on the trade date — the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, if any, are initially recognized at fair value, and transaction costs are expensed in the income statement.

Financial assets are derecognized when the rights to receive cash flow from the investments have expired or the Company has transferred substantially all of the risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest rate method.

Gains or losses arising from changes in the fair value of the financial assets held for trading are presented in the income statement under “Net financial results” in the year in which they arise.

The fair values of quoted investments are based on current market prices.  If the market for a financial asset is not active, the Company establishes the fair value using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Company and its subsidiaries classify their financial assets under the following categories: at fair value through profit or loss (held for trading), held to maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

(i)                          Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it was acquired principally for the purpose of selling in the short term. The changes are recognized in the income statement for the year within “Net financial results”. All financial assets in this category are classified as current assets.

Derivatives are also categorized as held for trading, unless they are designated as hedges.

(ii)                      Held to maturity

Investments in non-derivative marketable securities made by the Company with the ability and intention of being held to maturity, are classified as held to maturity investments and recorded at amortized cost. The Company assesses, at the balance sheet date, whether there is objective evidence that a financial asset or group of financial assets is impaired. If such evidence exists, a provision for the impairment of the asset is recorded.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(iii)                  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Company’s loans and receivables are mainly comprised of “cash and cash equivalents” and “trade accounts receivable”.

(a)                       Analysis

		2017
Assets per balance sheet	Note	Loans and receivables	Assets held for trading	Held-to- maturity investments	Derivatives used for hedging	Total
Cash and cash equivalents	8	1,019,037	—	—	—	1,019,037
Financial investments	9	—	206,547	—	—	206,547
Derivative financial instruments	5.4	—	8,811	—	2,966	11,777
Trade accounts receivable	10	182,713	—	—	—	182,713
Related parties	13	738	—	—	—	738
		1,202,488	215,358	—	2,966	1,420,812

		2017
Liabilities per balance sheet	Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Total
Loans and financing	16	—	—	1,447,299	1,447,299
Derivative financial instruments	5.4	12,842	2,195	—	15,037
Trade payables		—	—	329,814	329,814
Confirming payable	17	—	—	111,024	111,024
Use of public assets	22	—	—	24,309	24,309
Related parties	13	—	—	89,924	89,924
		12,842	2,195	2,002,370	2,017,407

		2016
Assets per balance sheet	Note	Loans and receivables	Assets held for trading	Held-to- maturity investments	Derivatives used for hedging	Total
Cash and cash equivalents	8	915,576	—	—	—	915,576
Financial investments	9	—	119,498	—	—	119,498
Derivative financial instruments	5.4	—	6,649	—	14,091	20,740
Trade accounts receivable	10	120,062	—	—	—	120,062
Related parties	13	400,798	—	—	—	400,798
		1,436,436	126,147	—	14,091	1,576,674

		2016
Liabilities per balance sheet	Note	Liabilities at fair value through profit or loss	Derivatives used for hedging	Other financial liabilities	Total
Loans and financing	16	—	—	1,144,385	1,144,385
Derivative financial instruments	5.4	2,564	34,894	—	37,458
Trade payables		—	—	282,241	282,241
Confirming payable	17	—	—	102,287	102,287
Use of public assets	22	—	—	25,920	25,920
Related parties	13	—	—	230,513	230,513
		2,564	34,894	1,785,346	1,822,804

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

7                               Credit quality of financial assets

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments:

	2017			2016
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AA+	1,089	—	1,089	5,917	—	5,917
AA-	—	115,269	115,269	13,699	250,038	263,737
A+	—	172,052	172,052	4,919	109,544	114,463
A	—	235,445	235,445	—	65,398	65,398
A-	3	86,189	86,192	15,515	94,454	109,969
BBB+	—	96,436	96,436	75,952	20	75,972
BBB	—	110,733	110,733	121,111	209	121,320
BB	—	—	—	2,239	—	2,239
No rating	—	201,821	201,821	80,365	76,196	156,561
	1,092	1,017,945	1,019,037	319,717	595,859	915,576

Financial investments
AA+	17,111	—	17,111	—	—	—
AA-	180,127	4,238	184,365	113,732	—	113,732
A-	5,053	—	5,053	—	3,225	3,225
No rating	—	18	18	—	2,541	2,541
	202,291	4,256	206,547	113,732	5,766	119,498

Derivative financial instruments
AA-	4,769	3,634	8,403	5,511	—	5,511
A+	—	3,141	3,141	1,587	80	1,667
A	—	233	233	—	4,826	4,826
A-	—	—	—	—	8,736	8,736
	4,769	7,008	11,777	7,098	13,642	20,740
	208,152	1,029,209	1,237,361	440,547	615,267	1,055,814

The global ratings were obtained from the rating agencies Standard & Poor’s, Moody’s and Fitch ratings.

Global rating: Global ratings are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

8                               Cash and cash equivalents

Accounting policy

Cash and cash equivalents includes cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value and bank overdrafts. Bank overdrafts are shown within loans and financing in current liabilities in the balance sheet.

(a)                       Composition

	2017	2016
Cash and banks	319,920	338,054
Term deposits	699,117	577,522
	1,019,037	915,576

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

9                               Financial investments

Held for trading	2017	2016
Investment fund quotas (i)	138,945	95,504
Bank Deposit Certificate	42,067	15,042
Repurchase agreements	18,289	—
Credit Rights Investment Funds	5,053	4,682
Financial Treasury Bills	1,123	4,270
Other	1,070	—
	206,547	119,498

Investments in Brazil represent government and financial institution bonds, indexed to the interbank deposit rate.

(i)                           The shares held in the investment fund relate to a fund that is exclusively held by VSA and its subsidiaries and NEXA’s stake in this fund is 11% (2016: 8%). The composition of the investment fund’s portfolio is as follows (pro rata to the Company’s stake):

	2017	2016
Repurchase agreements - Public securities	131,999	60,803
Repurchase agreements	5,900	20,797
Bank Deposit Certificate	—	13,009
Financial Treasury Bills	1,046	891
Credit Right Investment Funds	—	4
	138,945	95,504

10                        Trade accounts receivable

Accounting policy

Trade accounts receivable are amounts due from customers for goods sold in the ordinary course of the Company’s business.

Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less a provision for uncollectible trade receivables. Trade accounts receivable from export sales are presented at the foreign exchange rates prevailing on the reporting date.

Credit risk can arise from non-performance by counterparties of their contractual obligations towards the Company. To ensure an effective evaluation of credit risk, management applies comprehensive procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed on a timely basis.

The Company recognized provision for uncollectible trade receivables for notes overdue for more than 120 days, whose expectation of collection is unlikely, as well as for customers considered bankrupt or in judicial reorganization.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Composition

	Note	2017	2016
Trade receivables		181,084	115,291
Related parties	13	3,775	6,389
Provision for uncollectible trade receivables		(2,146)	(1,618)
		182,713	120,062

(b)                       Changes in the provision for uncollectible trade receivables

	2017	2016
Balance at the beginning of the year	(1,618)	(2,047)
Reversals (additions), net	(521)	653
Exchange variation losses	(7)	(224)
Balance at the end of the year	(2,146)	(1,618)

The additions to the provision for uncollectible trade receivables have been included in “selling expenses”. Amounts charged to the provision for uncollectible trade receivables are generally written off when there is no expectation of recovering additional cash.

(c)                        Analysis by currency

	2017	2016
Brazilian Real	66,486	44,924
US Dollar	115,879	74,868
Other	348	270
	182,713	120,062

(d)                       Aging of accounts receivable

	2017	2016
To fall due	163,196	113,155
Up to 3 months	19,775	6,054
From 3 to 6 months	914	1,169
Over 6 months	974	1,302
	184,859	121,680
Provision for uncollectible trade receivables	(2,146)	(1,618)
	182,713	120,062

11                        Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity). The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses.  Imports in transit are stated at the accumulated cost of each import.

The Company, at least once a year, counts its physical inventory of goods to ensure that the physical balances and the recorded balances are the same. Any adjustment to be performed is booked under “Cost of products sold”.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Composition

	2017	2016
Finished products	106,026	121,969
Semi-finished products	85,458	65,054
Raw materials	30,128	17,511
Auxiliary materials and consumables	81,261	104,972
Imports in transit	41,878	20,631
Other	863	15
Provision for obsolete and slow-moving inventory	(20,736)	(38,384)
	324,878	291,768

The Company had no inventory pledged as collateral for any of its liabilities.

(b)                       Changes in the provision for obsolete and slow-moving inventory

	2017					2016
	Finished products	Semi- finished products	Raw materials	Auxiliary materials and consumables	Total	Total
Balance at the beginning of the year	(768)	(10,167)	(153)	(27,296)	(38,384)	(36,985)
Reversals (additions), net	727	(2)	(63)	16,773	17,435	3,090
Exchange variation gains (losses)	1	150	2	60	213	(4,489)
Balance at the end of the year	(40)	(10,019)	(214)	(10,463)	(20,736)	(38,384)

12                        Taxes recoverable

	2017	2016
Value-added Tax on Sales and Services	50,616	64,428
Corporate taxes on Net Income	25,165	34,130
Social Contribution on Revenue	18,824	16,831
Social Integration Program	4,302	3,959
Other	13,737	10,384
	112,644	129,732
Current	80,134	102,996
Non-current	32,510	26,736
	112,644	129,732

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

13                        Related parties

	Trade accounts receivable		Non-current assets		Trade payables		Dividends payable		Current and non-current liabilities
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Parent
Votorantim S.A. (i)	8	75	3	3	336	257	—	—	87,686	52,873

Related parties
Companhia Brasileira de Alumínio (ii)	1,843	3,847	—	399,725	5,246	9,064	—	2,423	13	5,614
Votorantim Cimentos S.A.	1,696	1,891	735	750	47	24	—	—	—	—
Other	228	576	—	320	1,414	680	655	—	2,225	1,956
Non-controlling interests (iii)	—	—	—	—		—	3,483	4,762	—	170,070
	3,775	6,389	738	400,798	7,043	10,025	4,138	7,185	89,924	230,513

Current	3,775	6,389		—	7,043	10,025	4,138	7,185	87,686	222,917
Non-current		—	738	400,798		—	—	—	2,238	7,596
	3,775	6,389	738	400,798	7,043	10,025	4,138	7,185	89,924	230,513

(i)                         The compensation to VSA of an amount equivalent to the economic benefits derived from the Energy Assets was calculated based on the difference between a predetermined comparable market rate and the cost of producing the energy consumed by the Brazilian subsidiaries, resulting in an additional liability of US$24,928 for the period January to June 2017 (and US$ 52,873 in 2016). In addition, an accrual of US$ 62,733 was recorded, due to the right to retain the Energy Assets, as described in note 1 (vii), and the Energy Assets compensation related to December 2016 was paid, as described in note 1 (iii);

(ii)                      CBA liquidated the amount related to the transaction mentioned in note 1 (i);

(iii)                   The responsibility of the put option that had been granted by the Company to the minority shareholders amounting US$ 170,070 was transferred to VSA, as per note 1 (vi). After the IPO, the obligation expired as part of the termination of the shareholders’ agreement.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

	Sales			Purchases			Financial results
	2017	(Revised) 2016	(Revised) 2015	2017	(Revised) 2016	(Revised) 2015	2017	(Revised) 2016	(Revised) 2015

Related parties
Companhia Brasileira de Alumínio	2,125	70	23	42,434	31,162	3,924	1,012	3,582	—
Votoratim Metais S.A. (i)	—	—	—	—	51	29	—	3,583	5,702
Votener - Votorantim Comercializadora de Energia Ltda.	—	—	12,436	13,510	13,400	28,869	—	—	—
Votorantim Cimentos S.A.	138	45	73	365	273	338	—	—	—
Other	—	2,856	1,265	1,134	1,427	9,755	—	—	—
	2,263	2,971	13,797	57,443	46,313	42,915	1,012	7,165	5,702

(i) Votorantim Metais S.A. was merged into CBA in July 2016.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Key management compensation

Key management includes the members of the Company’s global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2017	2016	2015
Short-term benefits to managers	6,668	7,310	4,945
Other long-term benefits to key management	1,162	1,686	836
	7,830	8,996	5,781

The short-term benefits above include fixed compensation (salaries and fees, paid vacations and 13th month salary), social charges (contribution to the Social Security system and severance indemnity fund) and short-term benefits under the Company’s variable compensation program. The other long-term benefits relate to the variable compensation program.

14                        Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at the historical cost of acquisition or construction less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition and construction of the qualifying assets.

Subsequent costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and they can be measured reliably. The carrying amounts of the replaced items or parts are derecognized.

All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that the Company will realize future economic benefits in excess of the original benchmark performance specifications of the existing asset. Renovations are depreciated over the remaining useful life of the related asset.

Land is not depreciated. Depreciation of other assets is calculated using the straight line method to reduce their costs to their residual values over their estimated useful lives.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to the recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company in order to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating expenses, net” in the income statement.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under an operating lease (net of any incentive received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

The subsidiaries lease certain property, plant and equipment. Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased item and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in “Loans and financing”.

The interest element of the finance cost is charged to the income statement over the lease period so as to give a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indicator that an asset or cash generating unit (“CGU”) may be impaired. If any indication exists, such as volumes and prices reductions or unusual events that can affect the business for example, the Company estimates the asset’s or CGU’s recoverable amount. The recoverable amount is the higher of an asset’s or CGU’s fair value less cost of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs. If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Analysis

	2017
			Machinery,			Assets and
	Land and	Dam and	equipment and		Furniture and	projects under	Asset retirement
	improvements	buildings	facilities	Vehicles	fixtures	construction	obligation (ARO )	Mining projects	Other	Total
Balance at the beginning of the year
Cost	24.036	980.242	2.466.265	22.263	6.895	219.254	132.824	271.466	7.345	4.130.590
Accumulated depreciation	(257)	(435.372)	(1.485.939)	(20.440)	(4.443)	—	(96.108)	(102.828)	(6.741)	(2.152.128)
Net balance	23.779	544.870	980.326	1.823	2.452	219.254	36.716	168.638	604	1.978.462

Acquisitions	46	100	5.761	272	307	185.688	4.303	240	—	196.717
Disposals	(930)	(92)	(2.915)		(121)	(6.917)	—	—	(7)	(10.982)
Depreciation	(22)	(34.175)	(142.519)	(1.174)	(509)	—	(5.834)	(11.121)	(83)	(195.437)
Exchange variation losses	(231)	(4.309)	(6.381)	(101)	(9)	(3.965)	(1.839)	(2.115)	(8)	(18.958)
Transfers	1.573	71.152	83.297	2.236	131	(158.559)	—	2.841	—	2.671
Cost and interest revision	—	—	—	—	—	—	43.789	—	—	43.789
Transfers of assets held for sale	—	—	252	—	—	—	—	—	—	252
Balance at the end of the year	24.215	577.546	917.821	3.056	2.251	235.501	77.135	158.483	506	1.996.514

Cost	24.490	1.030.686	2.422.254	21.135	6.743	235.501	178.662	243.938	7.177	4.170.586
Accumulated depreciation	(275)	(453.140)	(1.504.433)	(18.079)	(4.492)	—	(101.527)	(85.455)	(6.671)	(2.174.072)
Net balance at the end of the year	24.215	577.546	917.821	3.056	2.251	235.501	77.135	158.483	506	1.996.514

Average annual depreciation rates - %	—	4	7	24	10	—	5	8	—	—

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

			Machinery,			Assets and
	Land and	Dam and	equipment and		Furniture and	projects under	Asset retirement
	improvements	buildings	facilities	Vehicles	fixtures	construction	obligation (ARO)	Mining projects	Other	Total
Balance at the beginning of the year
Cost	20,657	816,001	2,223,583	20,551	6,278	206,094	116,695	246,208	6,079	3,662,146
Accumulated depreciation	(85)	(332,034)	(1,259,830)	(18,066)	(3,441)	—	(74,229)	(85,544)	(5,563)	(1,778,792)
Net balance	20,572	483,967	963,753	2,485	2,837	206,094	42,466	160,664	516	1,883,354

Acquisitions	—	—	489		2	151,302	148	28,915	—	180,856
Disposals	(46)	(593)	(1,525)	(95)	(37)	(42)	—	(11,000)	(1)	(13,339
Depreciation	(20)	(31,145)	(145,450)	(1,487)	(477)	—	(7,301)	(14,096)	(67)	(200,043
Reversal of provision for asset impairment (i)						979				979
Exchange variation gains	2,274	38,640	64,510	259	43	16,987	4,589	2,652	139	130,093
Transfers	999	54,001	98,801	661	84	(156,066)		1,503	17
Cash flow review and restatement of interest rates	—	—	—	—	—	—	(3,186)	—	—	(3,186)
Assets transferred to held for sale	—	—	(252)	—	—	—	—	—	—	(252)
Balance at the end of the year	23,779	544,870	980,326	1,823	2,452	219,254	36,716	168,638	604	1,978,462

Cost	24,036	980,242	2,466,265	22,263	6,895	219,254	132,824	271,466	7,345	4,130,590
Accumulated depreciation	(257)	(435,372)	(1,485,939)	(20,440)	(4,443)	—	(96,108)	(102,828)	(6,741)	(2,152,128)
Net balance at the end of he year	23,779	544,870	980,326	1,823	2,452	219,254	36,716	168,638	604	1,978,462

Average annual depreciation rates -%	—	4	7	21	11	—	7	8	—	—

Assets pledged as collateral are shown in Note 16, and refer only to BNDES financings.

(i)                           The Company assesses at each balance sheet date whether there is objective evidence that any item of property, plant and equipment is impaired. No impairment was identified during 2017.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Leases

The carrying amount as of December 31, of land and equipment acquired through finance leases is the following:

	2017	2016
Cost	19,763	13,794
Accumulated depreciation	(10,930)	(9,657)
	8,833	4,137

(c)                        Assets and projects under constructions

The balance of construction in progress mainly comprises projects for the expansion and optimization of the Company’s Plant and mines, as described below:

	2017	2016
Mining projects	101,922	91,174
Acquisition and renovation of equipment	42,239	52,284
Security, health and enviroment projects	35,858	44,674
New production line construction	25,477	5,472
Information technology	3,084	151
Modernization and increased production projects	10,563	10,004
Other	16,358	15,495
	235,501	219,254

During the year, borrowing charges capitalized as part of construction in progress totaled US$ 10,630 (2016: US$ 6,493). The average capitalization rate used was 0.68% per month (2016: 0.69% per month).

Suspended projects are continuously assessed, and if there is any indication of impairment, a provision might be recognized. In regards to remaining balance presented above, which was not provided for as an impairment loss, the Company believes that it will resume the project and/or use this asset in other production lines.

15                        Intangible assets

Accounting policy

Classification

(i)                                    Goodwill

For the purpose of impairment testing, the recoverable amount goodwill is allocated to a CGU that is the lowest level with the Group at which goodwill is monitored. If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the income statement.

(ii)                                Rights over natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations in Peru. These mining

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

operations represent over 98% of the Company’s total right to use natural resources.

Management considers that in the case of the rights to use natural resources, which relate almost exclusively to the Peruvian acquired assets, the use of only proven and probable reserves does not provide a realistic indication of the useful life of the mine. In this case management is confident based on testing, continuity of the ore bodies and conversion experience that further inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, that such inferred resources can also be classified as proven and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves in accordance with its annual testing plans. In assessing which inferred resources to include so as to best reflect the useful life of the mine, management considers inferred resources that have been included in the strategic mine plan. To be included in the strategic mine plan, inferred resources need to be above the cutoff grade set by management, which means that such resource expect to be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the strategic mine plan takes management’s view of the mineral price, extraction costs as well as cost inflation into account. In order to convert these inferred resources into measured and indicated resources, the Company would have to conduct additional drilling.

Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are adjoining the Company’s as well as where the Company mines continuations of these other operations’ orebodies. This is in addition to the drilling results obtained by the Company and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and interpolations to be done with a reasonable degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence based on the specific circumstances, such additional resources, which may also include certain, but not all, of the inferred resources, are included in the calculation of amortization.

Thus, although there is less assurance that mineral resources will eventually be realized as compared to proven and probable reserves, a portion of inferred resources are considered to be economically valuable based on our historical experience and are considered in the useful life of the mine for accounting purposes, as there has been a continuous conversion of the inferred resources into measured and indicated, and then to mineral reserves. The annual conversion rate from inferred mineral resources into measured and indicated mineral resources for the Company’s mining operations in Peru was approximately 97% in 2015, 100% in 2016 and 100% in 2017. The Company included approximately 70% of the Company’s inferred resources in Peru when calculating the expected life of mine for purposes of the period of amortization.

Considering the nature of the Company’s production year on year, the expense calculated under the straight line method is not considered to be materially different to what it would be calculated under the unit of production method. Once the mine is operational, these costs are amortized and considered as a cost of production.

(iii)                            Stripping costs

In mining operations related to the metal business, it is necessary to remove overburden and other waste to gain access to mineral ore deposits. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, when the stripping activity asset improves access to the ore body, the component of

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

the ore body for which access has been improved can be identified and the costs can be measured reliably, the stripping activity asset is capitalized as part of the investment in the construction of the mine, accounted for as part of intangible assets, and subsequently amortized over the life of the mine on a units of production basis.

Stripping costs incurred during the production phase of operations are treated as a production cost that forms part of the cost of inventory.

(iv)                             Costs of exploration

The Company capitalizes the costs of exploration when the existence of proven and probable reserves is determined. These costs are amortized using the estimated useful lives of the mining property from the time when commercial exploitation of the reserves begins.

When Management determines that no future economic benefits are expected from the mining property, the accumulated exploration costs are charged to “Other operating expenses, net”.

(v)                                 Mineral studies and research expenditures

Mineral studies and research expenditure are considered operating expenses until such time as the economic feasibility of the commercial exploitation of a certain mine is proven. Once feasibility is proven, the expenditure incurred is capitalized within mine development costs in “construction in progress — property, plant and equipment”. When the mine is operational, the cumulative costs capitalized in relation to exploitation rights are reclassified from “constructions in progress” to “mining projects” and subsequently amortized over the life of the mine on a units of production basis and included in the cost of the product. The capitalized construction costs relating to the plant are reclassified to “equipment and facilities”.

(vi)                             Use of public assets

Represent the amounts established in the concession contracts regarding the rights to hydroelectric power generation (onerous concession) under use of public assets (“UBP”) agreements.

The accounting entries are made considering the time the installation permit is released, regardless of the disbursement schedule established in the contract. The initial recording of this liability (obligation) and intangible asset (concession rights) corresponds to the amounts of future obligations brought to present value (present value of the cash flow of future payments).

The amortization of the intangible asset is calculated on a straight line basis over the remaining period of the concession. The financial liability is restated at the index established and the adjustment to present value due to the passage of time, reduced by the payments made.

(vii)                         Computer software

Computer software licenses acquired are recorded as intangible assets on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the estimated useful life of the software (three to five years).

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates and judgments

(i)                                    Determination of mineral reserves as basis to determine Life of Mine

Mineral reserves are resources known to be economically feasible for extraction under conditions at the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by the Company and based on the estimated life of mine. Any changes to life of mine, based on mineral reserves, mineral resources estimates and mining plan, may affect prospective amortization rates and assets carrying values.

The process of estimation of mineral reserves and mineral resources is based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among others. Reserve estimates are reviewed periodically and any changes are adjusted to reflect life of mine and consequently adjustments to amortization periods.

The Company recorded in the year December 31, 2017 amortization of rights to use natural resources in the amount of US$ 74,024 (2016: US$ 74,013), with an average rate of 5.0% per year.

The Company included in the useful life for amortization of rights to use natural resources certain inferred resources when performing the amortization calculation for its Peruvian operations, where proven and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

Had the Company performed the calculation of amortization using only proven and probable reserves and measured and indicated resources (and excluding inferred resources), amortization for 2017 would have amounted to US$ 82,270 (2016: US$ 82,594), compared with the reported totals of US$ 72,878 (2016: US$72,878) related to Peruvian operations. This would have resulted in additional amortization of US$ 9,392 in 2017 (2016: US$9,716).

The future conversion of inferred resources is inherently uncertain and involves judgement. Actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the Company’s results.

(ii)                                Use of public assets

The amount related to the use of a public asset is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future cash flow).

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(iii)                            Impairment of goodwill

Goodwill is tested for impairment annually, as at September 30, and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. Where the recoverable amount of the CGU is less than its carrying amount including goodwill, an impairment loss is recognized. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flow (CGU level). Impairment losses relating to goodwill cannot be reversed in future periods.

(a)                                 Analysis

	2017
	Goodwill	Rights to use natural resources	Software	Use of public assets	Assets and projects under construction	Other	Total
Balance at the beginning of the year
Cost	675,561	1,673,091	1,507	11,581	6,974	35,053	2,403,767
Accumulated amortization	—	(469,381)	(1,106)	(4,159)	—	(25,969)	(500,615)
Net balance	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152

Acquisitions	—	—	921	—		—	921
Disposals	—	—	(36)	—		—	(36)
Amortization	—	(74,024)	(576)	(394)		(23)	(75,017)
Exchange variation losses	(2,274)	(682)	(21)	(96)	(424)	(133)	(3,630)
Transfers	—	—	4,768	—	(6,546)	(893)	(2,671)
Balance at the end of the year	673,287	1,129,004	5,457	6,932	4	8,035	1,822,719

Cost	673,287	1,672,931	21,823	11,410	4	28,847	2,408,302
Accumulated amortization	—	(543,927)	(16,366)	(4,478)	—	(20,812)	(585,583)
Net balance at the end of the year	673,287	1,129,004	5,457	6,932	4	8,035	1,822,719

Average annual amortization rates %	—	5	20	3	—	—	—

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

	2016
	Goodwill	Rights to use natural resources	Software	Use of public assets	Assets and projects under construction	Other	Total
Balance at the beginning of the year
Cost	674,769	1,669,901	469	9,666	5,238	30,018	2,390,061
Accumulated amortization	—	(395,665)	(340)	(3,148)	—	(22,029)	(421,182)
Net balance	674,769	1,274,236	129	6,518	5,238	7,989	1,968,879

Acquisitions	—		—	—	2,133		2,133
Amortization	—	(74,013)	(73)	(363)	—	(542)	(74,991)
Exchange variation gains (losses)	792	3,487	(41)	1,267	—	1,626	7,131
Transfers	—	—	386	—	(397)	11
Balance at the end of the year	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152

Cost	675,561	1,673,091	1,507	11,581	6,974	35,053	2,403,767
Accumulated amortization	—	(469,381)	(1,106)	(4,159)	—	(25,969)	(500,615)
Net balance at the end of the year	675,561	1,203,710	401	7,422	6,974	9,084	1,903,152

Average annual amortization rates %	—	5	20	3	—	—	—

The Company assesses at each balance sheet date whether there is objective evidence that any item of intangible is impaired. No impairment was identified during 2017.

Nexa Resources S.A.

Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

(b)                       Goodwill on acquisitions

The goodwill is allocated in accordance with the group of CGUs. For 2017 the total goodwill registered was US$ 673,287 (2016: US$ 675,561).

(c)                        Impairment testing of goodwill

The Company assesses the recovery of the carrying amount of goodwill of each CGU based on its value in use or fair value, using a discounted cash flow model. The process of estimating the value in use and fair value involves the use of assumptions, judgment and projections for future cash flows. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, particularly for markets subject to higher volatilities, which are partially or totally outside the Company’s control.

The calculations used for the impairment testing are based on discounted cash flow models as at September 30, 2017 and are based on market assumptions, such as LME prices, market consensus models and other available data regarding global demand. The discount factor applied to the discounted cash flow model is the Company’s Weighted Average Cost of Capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections, before taxes on income, based on financial budgets for a five-year period approved by management and is extended until the end of the mine life (LOM — life of mine). The Company does not use growth rates in the cash flow projections of the terminal value. The discount rate reflect specific risk relating operating segment. No material changes occurred between the cutoff date used for impairment testing (September 30, 2017) and the December 31, 2017.

The following table summarizes the main assumptions used for the impairment testing of goodwill:

Key Assumptions
Zinc (US$ per ton)	2,509
Copper (US$ per ton)	6,362
Discount Rate	10.6%

LOM (Years)
Mines	from 7 to 12
Greenfield	from 13 to 27

The carrying amount at September 30, 2017 was US$ 1,868,238. The recoverable amount exceeded the carrying value, therefore no impairment was recognized in the consolidated financial statements.

The sensitivity analysis was performed on key assumptions used for impairment testing for the NEXA PERU CGU.

If the long-term metal’s price (LME) assumptions used in the fair value calculation had been 5% lower than management’s estimates at September 30, 2017 (US$/ton 2,383 instead of US$/ton 2,509) the Company would have had to recognize an impairment against the carrying amount of this CGU of approximately US$ 95,238. If the discount rate applied to the cash flow

Nexa Resources S.A.

Notes to the consolidated financial statements at December 31, 2017 All amounts in thousands of US dollars, unless otherwise stated

projections had been 2% higher than management’s estimates, the Company would have had to recognize an impairment against the carrying amount of approximately US$ 102,238.

Although the discounted cash flow model determined that there is a little headroom with respect to the overall results of the testing, in the absence of an objective triggering event for impairment as at the balance sheet date, Management kept the recoverable amounts with respect to goodwill unaltered as at this date.

16                        Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement over the period of the loans using the effective interest rate method.

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably. The other loans and financing costs are recognized as financial expenses in the period in which they are incurred.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(a)                       Analysis and maturity profile

		Current		Non-current		Total		Fair value
Type	Average annual charges	2017	2016	2017	2016	2017	2016	2017	2016
Eurobonds - USD	5.19% fixed USD	8,778	4,054	1,032,664	343,000	1,041,442	347,054	1,120,901	342,156
Debt with banks	LIBOR 3M + 2.57% /LIBOR 6M + 2.51%	435	24,038	199,179	662,743	199,614	686,781	214,293	712,371
BNDES	TJLP + 2.68% / 4.74% fixed BRL / SELIC + 2.78% / UMBNDES + 2.44%	19,795	32,619	73,653	67,672	93,448	100,291	85,969	86,908
Debentures	107.77% CDI	8,885	504	32,403	3,822	41,288	4,326	41,405	4,235
Export credit note	118.00% CDI / LIBOR 3M + 1.85%	1,102	—	61,622	—	62,724	—	64,058	—
FINEP	TJLP + 0.68%	677	682	2,062	2,743	2,739	3,425	2,640	3,038
FINAME	4.59% fixed BRL	398	407	1,383	1,804	1,781	2,211	1,604	1,828
Other	5,93% fixed USD	771	297	3,492	—	4,263	297	4,262	349
		40,841	62,601	1,406,458	1,081,784	1,447,299	1,144,385	1,535,132	1,150,885

Current portion of long term loans and financing (principal)		28,019	57,137
Interest on loans and financing		12,822	5,464
		40,841	62,601

BNDES	—	Brazilian National Bank for Economic and Social Development
BRL	—	Brazilian Reais
CDI	—	Interbank Deposit Certificate
FINAME	—	Government Agency for Machinery and Equipment Financing
TJLP	—	Long Term Interest Rate set by the Brazilian National Monetary Council, the TJLP is the basic cost of financing of the BNDES
UMBNDES	—	Monetary unit of the BNDES, reflecting the weighted basket of currencies of foreign currency debt obligations. At December 31, 2017, the basket was 99% comprised of US Dollars.
SELIC	—	Brazilian System for Clearance and Custody
FINEP	—	Funding Authority for Studies and Projects

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The maturity profile of loans and financing at December 31, 2017, was as follows:

	Principal amount
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	—	—	—	—	—	343,000	—	700,000	1,043,000
Debt with banks	—	31,111	84,444	84,444	—	—	—	—	199,999
BNDES	19,732	23,379	16,288	12,703	9,500	5,284	3,067	4,251	94,204
Debentures	8,119	8,119	8,119	8,119	8,119	—	—	—	40,595
Export credit note	—	—	61,623	—	—	—	—	—	61,623
FINEP	669	669	669	669	56	—	—	—	2,732
FINAME	395	392	374	315	231	70	1		1,778
Other	772	818	866	918	889	—	—	—	4,263
	29,687	64,488	172,383	107,168	18,795	348,354	3,068	704,251	1,448,194

	Interest accrual and costs
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	8,778	(1,177)	(1,227)	(1,280)	(1,337)	(1,172)	(1,160)	(2,983)	(1,558)
Debt with banks	435	(281)	(281)	(258)	—	—	—	—	(385)
BNDES	63	(225)	(179)	(165)	(109)	(60)	(34)	(47)	(756)
Debentures	767	(31)	(25)	(9)	(9)	—	—	—	693
Export credit note	1,101	—	—	—	—	—	—	—	1,101
FINEP	7	—	—	—	—	—	—	—	7
FINAME	3	—	—	—	—	—	—	—	3
Other	—	—	—	—	—	—	—	—
	11,154	(1,714)	(1,712)	(1,712)	(1,455)	(1,232)	(1,194)	(3,030)	(895)

	Total
	2018	2019	2020	2021	2022	2023	2024	As from 2025	Total
Eurobonds - USD	8,778	(1,177)	(1,227)	(1,280)	(1,337)	341,828	(1,160)	697,017	1,041,442
Debt with banks	435	30,830	84,163	84,186	—	—	—	—	199,614
BNDES	19,795	23,154	16,109	12,538	9,391	5,224	3,033	4,204	93,448
Debentures	8,886	8,088	8,094	8,110	8,110	—	—	—	41,288
Export credit note	1,101	—	61,623	—	—	—	—	—	62,724
FINEP	676	669	669	669	56	—	—	—	2,739
FINAME	398	392	374	315	231	70	1	—	1,781
Other	772	818	866	918	889	—	—	—	4,263
	40,841	62,774	170,671	105,456	17,340	347,122	1,874	701,221	1,447,299
	4%	4%	12%	7%	1%	24%	0%	48%	100%

(b)                       Changes

	2017	2016
Balance at the beginning of the year	1,144,385	1,056,210
Payments	(537,254)	(483,100)
New loans and financing	837,819	550,966
Exchange variation	(2,873)	17,834
Interest accrual	69,481	38,511
Interest paid	(57,038)	(35,689)
Addition of borrowing fees, net of amortization	(7,221)	(347)
Balance at the end of the year	1,447,299	1,144,385

(c)                        Analysis by currency

	Current		Non-current		Total
	2017	2016	2017	2016	2017	2016
US Dollar	13,260	31,496	1,272,223	1,013,988	1,285,483	1,045,484
Real	27,471	28,170	134,235	66,954	161,706	95,124
Currency basket	110	2,935		842	110	3,777
	40,841	62,601	1,406,458	1,081,784	1,447,299	1,144,385

(d)                       Analysis by index

	Current		Non-current		Total
	2017	2016	2017	2016	2017	2016
Fixed rate	11,192	6,466	1,038,459	346,997	1,049,651	353,463
LIBOR	610	24,037	230,573	662,743	231,183	686,780
TJLP	12,509	23,078	35,341	41,632	47,850	64,710
UMBNDES	3,211	6,042	5,496	9,087	8,707	15,129
CDI	9,811	504	62,632	3,822	72,443	4,326
BNDES Selic	3,508	2,474	33,957	17,503	37,465	19,977
	40,841	62,601	1,406,458	1,081,784	1,447,299	1,144,385

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(e)                        Guarantees and covenants

At December 31, 2017, US$ 1,063,784 (2016: US$ 780,579) of the borrowing was guaranteed by sureties, US$ 1,781 (2016: US$ 2,211) by fiduciary liens and the total amount of debentures is insured by real collateral.

The Company has borrowings agreements that are subject to financial covenants at the Company´s level, and also at the level of its controlling shareholder, VSA (by virtue that VSA is the guarantor of the BNDES borrowings). The borrowing agreements of debt with banks are subject to compliance with financial ratio rules (covenants), such as: (i) the gearing ratio (net debt/adjusted EBITDA); (ii) the capitalization ratio (total debt/total debt + equity or equity/total assets); and (iii) interest coverage ratio (cash + adjusted EBITDA/interest + short-term debt). When applicable, these compliance obligations are standardized for all borrowing agreements.

At December 31, 2017, the Company and its controlling shareholder were in compliance with all applicable covenants. If VSA breaches its covenants, the Company needs to present to BNDES a guarantee of 130% of the amount borrowed.

New borrowing

On May 4, 2017, the Company issued a US$ 700,000 ten-year bond. See note 1 (ii) for more details.

(f)                         Subsidiary bonds

The Company’s subsidiary NEXA PERU conducted a bond offering in the international market for US$ 350,000 on March 28, 2013. These financial instruments have a term of ten years and will be redeemed on March 28, 2023, at an annual fixed interest rate of 4.625% to be paid semi-annually. A portion of the proceeds obtained was used to settle bank borrowings.

(g)                       Revolving Credit Facility

The Company contracted in June 2015 a revolving credit facility amounting US$ 225,000, which falls due in June 2020. The credit is available and can be used anytime. As at December 31, 2017, the Company did not use the credit facility.

17                        Confirming payables

The Company’s subsidiaries entered into agreements extending payment terms from 90 to 180 days with a number of suppliers. These suppliers have the option to discount their receivables with banks. At December 31, 2017, accounts payable amounting to US$ 111,024 (2016: 102,287) were included in such agreements.

18                        Salaries and payroll charges

	2017	2016
Direct remuneration and social charges	21,357	18,655
Provision for profit sharing and other payable	58,441	51,367
	79,798	70,022

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

19                        Taxes payable

	2017	2016
Corporate taxes on income	24,108	18,145
Special mining lien and special mining tax	8,731	664
Withholding taxes	3,737	3,494
Value-added tax on sales and services	366	6,393
Social contribution on revenue	185	182
Social integration program	39	39
Other	3,943	931
	41,109	29,848

20                        Current and deferred taxes on income

Accounting policy

The taxes on income benefit or expense for the period comprises current and deferred taxes.  Taxes on profit are recognized in the income statement, except to the extent that they relate to items recognized in comprehensive income or directly in shareholders’ equity.  In such cases, the taxes are also recognized in comprehensive income or directly in shareholders’ equity respectively.

The current and deferred taxes on income is calculated on the basis of the tax laws enacted or substantively enacted up to balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current taxes on income is presented net, separated by taxpaying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred tax assets are recognized only to the extent it is probable that future taxable profits will be available against which the temporary differences and/or tax losses can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the near future.

Deferred taxes on income is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred taxes on income is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither the accounting nor the taxable profit or loss. Deferred taxes on income is determined using tax rates (and laws) that have been

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred taxes on income asset is realized or the deferred taxes on income liability is settled.

Critical accounting estimates and judgments

The Company is subject to taxes on income in all countries in which it operates.  Significant judgment is required in determining the worldwide provision for taxes on income.  There are many transactions and calculations for which the ultimate tax determination is uncertain.  The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made.

(a)                       Reconciliation of taxes on income expenses

	2017	2016	2015
Profit before taxation	271,459	208,892	(178,257)
Standard rate (i)	27.08%	29.22%	29.22%

Taxes on income at standard rates	(73,511)	(61,038)	52,087
Share in the results of investees	16	(46)	(75)
Difference in tax rate for subsidiaries outside Luxembourg	(19,912)	(11,425)	4,138
Re-measurement of deferred tax - change in Peru tax rate (ii)	—	(41,588)	—
Taxes on dividend received from foreign sudisdiary	(8,299)	—	—
Taxes of prior years (iii)	(5,381)	1,127	—
Difference arising on carrying non-current assets using a different base	12,144	2,458	(18,310)
Other permanent (additions) exclusions, net	(11,251)	12,129	939
Taxes on income	(106,194)	(98,383)	38,779

Current	(125,691)	(75,282)	(62,758)
Deferred	19,497	(23,101)	101,537
Taxes on income on the income statement	(106,194)	(98,383)	38,779

(i)                         The combined applicable income tax rate (including an unemployment fund contribution) was 29.22% for the fiscal year ending 2016. On December 14, 2016, the Luxembourg government approved bill of law 7020, in the 2017 tax reform bill. Among other changes included in the 2017 tax reform bill, the main change announced was the decrease of the income tax rate to 27.08% in 2017 and to 26.01% from 2018 onwards.

(ii)                      The Peruvian companies pay their taxes based on the general regime of taxation, which provides for a progressive decrease in the tax rate after the year 2015. Until 2014 the rate was 30%, while for 2015 and 2016 the rate was 28%, for 2017 and 2018 the rate was expected to be 27% and from 2019 onwards the rate was expected to be 26%. However, in December 2016, the tax rate changed to 29.5% applicable from January 1, 2017. The change impacted the deferred tax mainly over the purchase price allocation of NEXA PERU.

(iii)                   Income taxes paid or recovered in Austria by our subsidiary Votorantim GmbH which are related to prior years.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Analysis of deferred tax balances

	2017	2016
Tax credits on non-operating losses	104,100	102,555
Tax credits on temporary diferences
Exchange variation losses	79,430	84,536
Environmental liabilities	28,504	27,206
Asset retirement obligation	23,990	22,085
Tax, civil and labor provisions	15,666	16,904
Other provisions	12,481	13,792
Provision for profit sharing	6,521	6,322
Provision for inventory losses	4,395	5,202
Use of public assets	4,093	4,305
Provision for impairment of trade receivables	1,110	743
Other	5,028	1,863

Tax debits on temporary diferences
Adjustment to present value	(1,253)	(1,269)
Capitalized interest	(10,624)	(7,184)
Accelerated depreciation and adjustment of useful lives	(28,371)	(20,748)
Depreciation and amortization of fair value adjustment to PP&E and intangible assets	(344,531)	(363,604)
Other	(957)	(12)
	(100,418)	(107,304)

Net deferred tax assets related to the same legal entity	224,513	221,304
Net deferred tax liabilities related to the same legal entity	(324,931)	(328,608)
	(100,418)	(107,304)

                                    As of 31 December 2017, the Company has certain unutilised tax losses resulting from its holding activities in Luxembourg. Given uncertainty in the future profitability, no deferred tax assets have been recognised in respect of these losses.

(c)                        Effects of deferred tax and taxes on profit or loss for the year and other comprehensive income

	2017	2016
Balance at beginning of year	(107,304)	(119,351)
Effect on income for the period	19,497	(23,101)
Effect on comprehensive income	(4,119)	8,825
Exchange variation	(8,492)	26,323
Balance at end of year	(100,418)	(107,304)

(d)                       Tax effects relating to components of other comprehensive income (loss)

	2017			2016
	Before tax	(Charge) credit	After tax	Before tax	(Charge) credit	After tax
Operating cash flow hedge accounting	16,675	(4,119)	12,556	(25,081)	8,825	(16,256)

21                        Provisions

Accounting policy

Provisions for tax, civil, labor, environmental and legal claims

Provisions for legal claims (labor, civil, tax and environmental) are recognized when: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount can be reliably estimated. Provisions do not include future operating losses.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Where there is a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as “Financial expenses”.

Asset retirement obligation

The Company recognizes a provision for environmental restoration and for the closure of operating units that correspond to its legal obligation to restore the environment at the termination of its operations.

Provision is made for asset retirement, restoration and environmental costs when the obligation occurs, based on the net present value of estimated future costs with, where appropriate, probability weighting of the different remediation and closure scenarios. The ultimate cost of closedown and restoration is uncertain, and management uses its judgment and experience to determine the potential scope of rehabilitation work required and to provide for the costs associated with that work. Adjustments are made to provisions when the range of possible outcomes becomes sufficiently narrow to permit reliable estimation.

Cost estimates can vary in response to many factors including: changes to the relevant legal or local/national government ownership requirements and any other commitments made to stakeholders; review of remediation and relinquishment options; the emergence of new restoration techniques and the effects of inflation. Experience gained at other mine or production sites is also a significant consideration, although elements of the restoration and rehabilitation of each site are relatively unique to the site and, in some cases, there may be relatively limited restoration and rehabilitation activity and historical precedent against which to benchmark cost estimates. External experts support the cost estimation process where appropriate.

Cost estimates are updated throughout the life of the operation aligned with Internal Policies and these Internal Policies themselves are also subject to periodical updates to maintain these in line with international best practices. The expected timing of expenditure included in cost estimates can also change, for example in response to changes to expectations relating to ore reserves and mineral resources, production rates, operating licenses or economic conditions. Expenditure may occur before and after closure and can continue for an extended period of time depending on the specific site requirements. Some expenditure can continue into perpetuity. In such cases, the provision for these ongoing costs may be restricted to a period for which the costs can be reliably estimated.

On the date of initial recognition of the liability that arises from this obligation, discounted to present value using a risk free rate, the same amount is simultaneously charged to property, plant and equipment in the balance sheet. The selection of appropriate sources on which to base the calculation of the risk-free discount rate used for such retirement, restoration and environmental obligations requires judgment. Subsequently, the liability is increased in each period to reflect the finance cost considered in the initial measurement of the discount. Additionally, the capitalized cost is depreciated based on the useful life of the related asset. Upon settlement of the liability, the Group entities recognize any profit or loss that may arise.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

Any reduction in this provision and, therefore, any reduction in the related asset, exceeding the carrying amount of the asset, are immediately recognized in the income statement as “operating costs”.

As a result of all of the above factors, there could be significant adjustments to the provision for close-down, restoration and environmental costs which would affect future financial results.

Judicial deposits

Judicial deposits are presented on a net basis in “Provisions” when there is a corresponding provision. The deposits without corresponding provisions are presented in non-current assets.

Critical accounting estimates and judgments

(i)            Asset retirement obligations

The Company recognizes an obligation based on the fair value of the operations of asset retirement in the period in which the obligation occurs with a corresponding entry to the respective property, plant and equipment. The Company considers the accounting estimates related to the recovery of degraded areas and the costs to close a mine as critical accounting estimates since it involves a provision of significant amounts, and these estimates involve several assumptions such as interest rates, inflation, useful lives of the assets, costs to be incurred in the future and the dates established for the life of each mine. These estimates are reviewed annually by the Company.

(ii)                               Tax, civil, labor and environmental provisions

The Company’s subsidiaries are parties to ongoing labor, civil, tax and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the positions of external legal counsel, and require a high level of judgment regarding the matters involved.

(a)                       Analysis

	2017							2016
			Judicial provision
	Asset Retirement Obligation (i)	Environmental Obligation (i)	Tax (ii)	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	159,117	80,016	26,299	11,773	15,415	4,259	296,879	197,359
Present value adjustment	846	3,808					4,654	2,617
Additions	4,303	16,843	4,503	11,765	5,832	4,570	47,816	104,749
Reversals	—	(13,176)	(14,569)	(10,359)	(63)	(3,852)	(42,019)	(11,794)
Judicial deposits, net of write-off	—	—	695	3,358	(778)	—	3,275	(6,530)
Write-off	(5,068)	(3,847)	(2,932)	(3,703)	(2,508)	(608)	(18,666)	(7,678)
Interest and indexation	—	—	4,429	3,818	341	234	8,822	4,926
Exchange variation	(2,520)	191	150	(231)	81	(38)	(2,367)	16,416
Companies excluded from the consolidation	(1,022)	—	—	—	—	—	(1,022)	—
Cost and interest revision	43,789	—	—	—	—	—	43,789	(3,186)
Balance at the end of the year	199,445	83,835	18,575	16,421	18,320	4,565	341,161	296,879
Current	—	14,641	—	—	—	—	14,641	—
Non-current	199,445	69,194	18,575	16,421	18,320	4,565	326,520	296,879
	199,445	83,835	18,575	16,421	18,320	4,565	341,161	296,879

(i)                           In 2017, the Company conducted an update of its asset retirement obligations and potential environmental obligations. As a result of this study, which included the review of the timing of estimated disbursements, the Company recorded for Brazilian operations an additional asset retirement obligations in the amount of US$ 43,789, (US$ 38,541 related to cost revision and US$ 5,248 related to interest revision), and additional environmental obligations of US$ 16,843. For

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

the new operation in Ambrosia, the Company recorded asset retirement obligations in the amount of US$ 4,227.

(ii)                       The reversal of the tax provision in the amount of US$ 14,569 during the year ended December 31, 2017 relates to a favorable judicial pronouncement for the exclusion of ICMS (tax levied over the sale of goods) from the calculation basis of PIS and COFINS (taxes levied over revenues).

(b)                       Asset retirement obligations

As these are long term obligations, they are revised periodically for inflation and discounted to their present value, using nominal interest rates. The liability recognized is adjusted periodically based on these rates and revised for inflation.

At December 31, 2017, the interest rate forecast for Peru was between 1.47% to 2.45% (2016: 0.50% to 2.45%) and for Brazil was 7.83% (2016: 8.47%).

The increase of 1% in the interest rate would reduce the liability related to Peruvian operations by US$ 1,235 and would reduce the liability related to Brazilian operations by US$ 7,996, totaling a reduction of US$ 8,131. The decrease of 1% in the interest rate would increase the liability related to Peruvian operations by US$ 564 and would increase the liability related to Brazilian operations in US$ 8,961, totaling a reduction of US$ 9,525.

(c)                        Tax, civil, labor and environmental provisions

The Company’s subsidiaries are parties to tax, civil, labor and environmental ongoing lawsuits and are contesting these matters at both at the administrative and judicial levels, backed by judicial deposits, when applicable.

The amounts of contingencies are periodically estimated and updated. The classification of losses as probable, possible or remote is supported by the advice of the Company’s legal counsel.

The provisions and the corresponding judicial deposits are as follow:

	2017				2016
	Judicial deposits	Provision	Net amount	Outstanding judicial deposits (i)	Judicial deposits	Provision	Net amount	Outstanding judicial deposits (i)
Tax	(2,318)	20,893	18,575	3,130	(2,232)	28,531	26,299	5,158
Labor	(4,765)	21,186	16,421	7,408	(8,116)	19,889	11,773	8,994
Civil	(758)	19,078	18,320	23	(3)	15,418	15,415	8
Environmental	—	4,565	4,565	388	—	4,259	4,259	—
	(7,841)	65,722	57,881	10,949	(10,351)	68,097	57,746	14,160

(i)                         The Company’s subsidiaries have deposited with the courts the above amounts in relation to proceedings classified by the Company, supported by its legal advisors as having a possible or remote possibility of loss, and which therefore, are not subject to provisions.

(d)                      Comments on provision with likelihood of loss considered probable

(i)                                             Provision for tax contingencies

Refers to the tax proceedings, with a probable likelihood of loss relating to federal, state and municipal taxes.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(ii)              Provision for civil contingencies

The Company’s subsidiaries are parties to civil lawsuits involving claims for compensation for property damage and pain and suffering.

(iii)            Labor lawsuits

The Company’s subsidiaries are parties to labor lawsuits filed by former employees, third parties and labor unions mostly claiming the payment of indemnities on dismissals, health hazard premiums and hazardous duty premiums, overtime, and commuting hours, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents, property and personal damage, in ordinary courts under Constitutional Amendment 45 and normative clauses. Our main court is in Minas Gerais — Brazil.

(iv)             Provisions for environmental contingencies

The Company and its subsidiaries are subject to laws and regulations in the various countries in which they operate. The Company has established policies and procedures to comply with environmental laws.

The Company performs analyses on a regular basis to identify environmental legal risks so as to ensure that the systems in place are adequate to manage these risks.

Moreover, the environmental litigation of the Company and its subsidiaries consists basically of civil public actions to interrupt the environmental licensing for manufacturing units and indemnity actions for alleged environmental impacts arising from the Company’s activities.

(e)                        Litigation with likelihood of loss considered possible

The Company’s subsidiaries are parties to other litigation involving a risk of possible loss, for which no provision is recorded, as detailed below:

	2017	2016
Tax	125,438	94,076
Labor	46,402	55,278
Civil	24,911	28,185
Environmental	133,851	130,549
	330,602	308,088

(e.1)Comments on contingent tax liabilities with likelihood of loss considered possible

The main contingent liabilities relating to tax lawsuits in progress with a likelihood of loss considered possible, for which no provision was recorded, are discussed below.

(i)            Compensation for exploration for mineral resources

The subsidiary NEXA BR has had various tax assessment notices issued by the National Department of Mineral Production for alleged failure to pay or underpayment of Financial Compensation for the Exploration of Mineral Resources (CFEM). At December 31, 2017, the amount under litigation totaled US$ 8,799, considered a possible loss.

Currently, the lawsuits are at the administrative or judicial levels.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

In the opinion of management and independent legal advisors, the procedure adopted by the Company is in conformity with the legislation and, for this reason, it is not considered probable that the Company will lose these lawsuits.

(ii)          Tax assessment notice - Disallowance of ICMS credits arising from the acquisition of property, plant and equipment

In October 2011, in December 2013 and in January 2015, the subsidiary NEXA BR was assessed by the Secretary of Finance of the State of Minas Gerais concerning ICMS credits arising from the acquisition of property, plant and equipment allegedly not connected with the Company’s activities.

The administrative process ended in December 2016 with a partially favorable decision. This tax assessment notice amounted to US$ 10,273 at December 31, 2017.

In the opinion of management and independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the judicial proceeding.

(iii)         Tax assessment notice — Disallowance of PIS credits

In May 2014, the subsidiary NEXA BR was assessed by the Brazilian Internal Revenue Service concerning PIS credits. This tax assessment notice amounted to US$ 8,143 at December 31, 2017. Currently the proceedings are at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

(iv)         Tax assessment — Income taxes and social contribution

In October 2011, the subsidiary NEXA BR was assessed by the Brazilian Internal Revenue Service concerning IRPJ and CSLL related to the compensation of tax losses. This tax assessment notice amounted to US$ 5,891 at December 31, 2017. Currently the process is at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

(v)           Tax assessment notice — Disallowance of COFINS credits

In November 2007, the subsidiary NEXA BR was assessed by the Brazilian Internal Revenue Service concerning COFINS credits. This tax assessment notice amounted to US$ 5,534 at December 31, 2017. Currently the lawsuit is at the judicial level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the judicial proceeding.

(vi)         Requirement of Value-added Tax on Sales and Services (ICMS) on Energy

In December 2016, the subsidiary NEXA BR received a collection notice for alleged ICMS debts on the energy. This tax assessment notice amounted to US$ 5,236 at December 31, 2017. Currently the process is at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(vii)        Requirement of Value-added Tax on Sales and Services (ICMS)

In November 2017, the subsidiary NEXA BR was assessed by the Secretary of Finance of the State of Minas Gerais concerning ICMS tax rate of 4% applied in interstate sales of manufactured goods with imported content of more than 40%. This tax assessment notice amounted to US$ 9,842 at December 31, 2017. Currently the process is at the administrative level.

In the opinion of management and the independent legal advisors, it is considered possible that the subsidiary NEXA BR will lose the administrative proceeding.

(e.2)Comments on contingent labor liabilities with likelihood of loss considered possible

Labor claims with a likelihood of loss considered possible include those filed by former employees, third parties and labor unions, mostly claiming the payment of indemnities on dismissals, health hazard premiums and hazardous duty premiums, overtime and commuting hours, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses and work accidents.

(e.3)Comments on contingent civil liabilities with likelihood of loss considered possible

The Company has two contingent civil liabilities with a likelihood of loss considered possible:

Indemnity lawsuits have been filed against the subsidiary NEXA BR, alleging property damage and pain and suffering. NEXA BR filed its defense and it is awaiting judgment. The amount involved at December 31, 2017 was US$ 11,690.

A claim relating to an alleged default of NEXA BR (construction owner) related to the services provided for the construction of a tailings dam in the Juiz de Fora unit, also claiming: (i) the execution of extra-contractual services performed beyond the initial scope of the project, (ii) reimbursement of the costs incurred to accelerate the work and, finally, (iii) financial losses that allegedly arose due to NEXA BR’s default on the contract, which were never pointed out by the Plaintiff during the business relationship (or during the contract execution). Currently, a court expert investigation is underway. The amount involved at December 31, 2017 was US$ 2,016.

(e.4)Comments on contingent environmental liabilities with likelihood of loss considered possible

The environmental litigation of the Company’s subsidiaries basically relate to public civil actions, class actions and indemnity lawsuits, whose objectives are: the suspension of the environmental licensing, the recovery of areas of permanent preservation, and the decontamination of land, among other matters. In the event of an unfavorable outcome, the cost of the preparation of environmental studies and the cost of the recovery of the Company’s and its subsidiaries’ land have been estimated. The aforementioned costs are recorded as expenses in the income statement as they are incurred. The possible demands relate basically to indemnity lawsuits. The Company’s subsidiaries filed their defenses, fully contesting the plaintiffs’ allegations. Most environmental lawsuits with material amounts and classified as possible are in the fact-finding phase.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

22                        Use of public assets

Accounting policy

Use of public assets refers to the rights granted by the government to operate potential hydraulic energy (onerous concession), under an agreement for the Use of Public Assets.

The amount is recognized once the operating license is obtained, regardless of the payment schedule established in the contract. The amount is originally recognized as a liability (obligation) and an intangible asset (concession right) which corresponds to the amount of the future obligations discounted to the present value of the future payment cash flow. The financial liability is updated based on the contractual index and the present value adjustment resulting from the lapse of time and reduced by the payments made.

(a)                       Analysis

The Company owned or invested in plants that have concession contracts in the electrical power industry. Most of these contracts provide for annual payments from the commencement of operations and are adjusted by the General Market Price Index for the Use of Public Assets.

The contracts have an average duration of 35 years, and the amounts paid annually are as follows:

				2017			2016
Plants	Concession start date	Concession end date	Payment start date	Ownership interest	Intangible asset	Liabilities	Ownership interest	Intangible asset	Liabilities
Capim Branco I and Capim Branco II	Aug-01	Sep-39	Oct-07	13%	800	3,085	13%	890	3,357
Picada	May-01	Jun-36	Jul-06	100%	5,502	19,535	100%	5,856	20,776
Enercan - Campos Novos Energia	Apr-00	May-35	Jun-06	21%	630	1,689	21%	676	1,787
					6,932	24,309		7,422	25,920

Current						1,649			1,663
Non-current					6,932	22,660		7,422	24,257
					6,932	24,309		7,422	25,920

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

23                        Deferred revenue

In 2016, NEXA, through its subsidiary NEXA UK, conducted a transaction called “silver streaming”, which consists of the anticipated sale of the referential content of the silver that is incorporated in the ore concentrates.

In this context, on December 20, 2016, NEXA UK signed an agreement with Triple Flag Mining Finance Bermuda Ltda. (“Triple Flag”) by which NEXA UK sells to Triple Flag silver certificates in an amount equivalent to 65% of the silver content in the ore concentrate sold by the Company to its customers.  Sales taken as reference are those associated exclusively with the ore extracted from the Cerro Lindo Mining Unit, located in Peru, with silver content.

In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19,500 of the ounces that the Company sells to its customers. Once that limit is reached, sales under the stream will be made for 25% of the silver content in the Company’s sales of concentrate for a period equivalent to the life of said mining unit.

As consideration, Triple Flag makes the following payments: i) an advance payment of US$ 250,000 which will not be reimbursed; and ii) additional payments at the date of delivery of the ounces of silver payable equivalent to 10% of the spot silver price at the date of settlement.

The resources obtained from the referred transaction are intended to be used in current operations and the potential development of NEXA’s projects.

The prepayment for US$ 250,000 received on December 21, 2016 was recorded in this item and is recognized as revenue together with the additional payments as the silver certificates are delivered to Triple Flag.  The Group delivers the certificates as the silver contents of its concentrate sales are collected from its customers that buy ore concentrates.

For the period ended December 31, 2017, NEXA UK delivered ore (silver certificates) to Triple Flag in accordance with the terms of the silver streaming agreement for a total of 2,372,983 ounces. As a result, the consolidated statement of income showed revenue from this transaction for US$ 36,299. The movements in the deferred income arising from this transaction are shown below:

At January 2017	250,000
Revenue recognition for ore delivery	(36,299)
Accretion for period	8,184
At December 2017	221,885
Current	31,296
Non-current	190,589
221,885

24                        Equity

(a)                       Accounting policy

Common shares are classified in equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium reserve account.

Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

(b)                       Capital

At December 31, 2017, the Company’s fully subscribed and paid-up capital, in the amount of US$ 133,320 (2016: US$ 1,041,416), comprised 133,320 thousand (2016: 1,041,416 thousand) registered common shares.

(c)                        Share premium

The share premium, if any, may be freely distributed to the shareholders in accordance with the law by a resolution of the Board of Directors. The constitution and payment of share premium during 2017 are demonstrated in notes 1 (iv), 1 (v) and 1 (x). At December 31, 2017, share premium account is in the amount of US$ 1,123,755.

(d)                       Reserves

The reserves were created to preserve the undistributed balance of retained earnings to fund expansion projects pursuant to the Company’s investment plan.

(e)                        Accumulated other comprehensive income (loss)

The Company recognizes in other comprehensive income (loss) the effects of foreign exchange gains/losses on direct and indirect investments abroad.

This account also includes: fair value gains/losses on derivatives designated to mitigate risks related to foreign exchange, commodity prices and interest rates (hedge accounting), and actuarial gains and losses on pension plans.

The changes in the accumulated other comprehensive income (loss) are as follows:

	Exchange
	variation on	Remeasurements with	Hedge
	investm ents abroad	retirement benefits	accounting	Total
At January 1, 2015	(45,297)	2,792	444	(109,857)
Currency translation of investees located abroad	(74,163)	—	—	(74,163)
Remeasurements of retirement benefits	—	535	—	535
Operating cash flow hedge accounting	—	—	5,832	5,832
At December 31, 2015	(119,460)	3,327	6,276	(177,653)
Currency translation of investees located abroad	30,373	—	—	30,373
Operating cash flow hedge accounting	—	—	(16,256)	(16,256)
At December 31, 2016	(89,087)	3,327	(9,980)	(163,536)
Currency translation of investees located abroad	(10,742)	—	—	(10,742)
Operating cash flow hedge accounting	—	—	12,556	12,556
Achievement of remeasurements with retirement benefits	—	(3,327)	—	(3,327)
At December 31, 2017	(99,829)	—	2,576	(165,049)

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(f)                         Earnings per share

Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the profit (loss) attributable to owners of the parent by the average number of shares for the period. Diluted earnings per share are computed on a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be diluted.

(i)                          Basic

Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the effects bellow:

•                  Cancellation of 350,000,000 shares in April 2016;

•                  Cancellation of 200,000,000 shares in June 2017,

•                  Cancellation of 300,000,000 shares in September 2017 and

•                  Cancellation of 428,595,552 shares in October 2017.

		(Restated)	(Restated)
	2017	2016	2015
Profit (loss) attributable to owners of the parent	126,885	93,167	(129,461)
Weighted average number of outstanding common shares (thousands)	116,527	80,699	1,874
Earnings per share in US Dollars	1.09	1.15	(69.08)

(ii)                      Diluted

As of December 31. 2017, the Company does not have any instrument with potential dilutive effect, therefore basic and dilute earnings per share are the same.

(g)                       Non-controlling interests

	NEXA CJM (i)		Pollarix S.A. (ii)
Summarised balance sheet	2017	2016	2017	2016
Current assets	1,105,182	1,159,112	6,717	26,128
Current liabilities	469,291	462,428	911	12,667
Current net assets	635,891	696,684	5,806	13,461

Non-current assets	2,852,410	3,070,147	110,246	161,595
Non-current liabilities	987,143	1,107,542	24,978	39,184
Non-current net assets	1,865,267	1,962,605	85,268	122,411

Net assets	2,501,158	2,659,289	91,074	135,872

Accumulated NCI	361,265	385,762	60,716	90,581

(i)             Consolidated amounts, which includes NEXA CJM, NEXA PERU and NEXA ATACOCHA.

(ii)          Consolidated amounts, which includes the energy generation assets Enercan, Capim Branco, Igarapava and Picada.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

25                        Net revenue

Accounting policy

Revenue represents the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) specific criteria have been met for each of the Company’s activities as described below. Revenue will not be deemed to be reliably measured if all sale conditions are not resolved. The Company bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue recognition is based on the following principles:

Sale of goods: Sales are normally recognized when the goods are delivered to the carrier and the ownership and risks with respect thereto are transferred to the customer.

Revenue from sales of concentrates is determined based on the prices of international quotes and in accordance with the contractual terms. In such cases, revenue is initially recognized at a provisional price which corresponds to the international quoted price at the shipping date. The amount of the provision for settlement is adjusted to reflect future prices, according to international quotes at the closing date of each month, until a final adjustment is carried out to value the sales in accordance with the prices agreed upon with customers, based on the contractual sales terms. The adjustments of provisional settlements are recognized in trade accounts receivable, against sales revenue when:

•                                The future price, mentioned above, for shipment or delivery, for a determined period (pre-final) settlement, or at the close of an accounting period is different to the price recorded.

•                                A debit or credit note is issued after the adjustments of the provision for settlement are recognized, based on the final weights or final contents, which results in a higher or lower amount, respectively, compared to the amount of the provision for settlement.

A debit or credit note is issued when the final price has been defined.

(a)                       Composition of net revenue

	2017	(Revised) 2016	(Revised) 2015
Gross revenue	2,709,236	2,193,867	2,072,439
Taxes on sales and returns	(259,752)	(229,026)	(207,256)
Net revenue	2,449,484	1,964,841	1,865,183

(b)                       Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the customers. The net revenue of the Company, classified by currency and destination, is as follows:

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

(i)            Revenue by destination

	2017	(Revised) 2016	(Revised) 2015
Brazil	721,640	560,878	534,141
Peru	696,527	573,884	584,450
United States	158,060	156,634	99,884
Luxembourg	130,723	100,631	98,159
Switzerland	108,798	59,873	135,450
Argentina	79,463	45,050	14,904
Japan	69,565	36,005	32,994
Singapore	60,857	42,666	72,514
Colombia	47,734	39,137	42,007
Chile	38,101	67,546	52,865
Austria	37,270	22,982	18,731
Turkey	35,522	19,498	23,265
Germany	23,154	42,560	22,348
China	18,172	12,838	639
Italy	15,799	3,608	1,399
Korea	7,064	66,887	51,181
Other	201,035	114,164	80,252
	2,449,484	1,964,841	1,865,183

(ii)          Revenue by currency

	2017	(Revised) 2016	(Revised) 2015
US Dollar	1,729,234	1,414,992	1,334,878
Real	717,032	547,537	529,218
Other	3,218	2,312	1,087
	2,449,484	1,964,841	1,865,183

26                        Expenses by nature

(a)                       Composition

	2017	(Revised) 2016	(Revised) 2015
Raw materials and consumables used	1,120,540	956,909	980,533
Employee benefit expenses	278,285	233,755	202,876
Depreciation and amortization	270,454	275,034	295,258
Freight costs	75,674	68,962	73,871
Services, miscellaneous	156,491	89,426	77,772
Other expenses	17,239	32,967	23,838
	1,918,683	1,657,053	1,654,148

Reconciliation
Cost of products sold	1,681,202	1,439,101	1,463,290
Selling expenses	89,239	90,647	84,559
General and administrative expenses	148,242	127,305	106,299
	1,918,683	1,657,053	1,654,148

27                        Employee benefit expenses

Accounting policy

(i)            Profit sharing

A provision is recorded to recognize the expenses related to employee profit sharing. This provision is calculated based on the qualitative and quantitative targets established by management and are recorded as “Employee benefits” in the income statement.

(ii)          Share-based payments

The subsidiary NEXA PERU operates a cash-settled, share-based compensation plan, under which the company gives certain executives a package of equity instruments (options) as consideration for services received, which is based on the value of equity instruments (“Phantom options”) of the NEXA PERU.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The cost of the cash settled share-based payments plan is initially measured at fair value as at the grant date using the Black-Scholes financial model. This fair value is accrued over the period until the vesting date, with the recognition of the liability. The liability is measured again at fair value at each reporting date, and it is reported up to and including the settlement date, with changes in fair values recognized as expenses of employee benefits in the income statement.

The purpose of such incentive plan is to align a portion of the compensation of the company’s senior executives with the evolution of the NEXA PERU’s market value.

(a)                       Analysis

	2017	2016	2015
Direct remuneration	146,766	126,570	112,072
Social charges	76,677	66,863	60,761
Benefits	54,842	40,322	30,043
	278,285	233,755	202,876

For the year ended December 31, 2017, the average staff headcount was 5,643 (2016: 5,561).

28                        Other operating expenses, net

	2017	2016	2015
Environmental and asset retirement obligations	433	(68,605)	—
Mining obligations	(11,498)	(8,967)	(8,953)
Project expenses	(94,280)	(48,562)	(37,623)
Net operating hedge loss	(18,785)	(33,514)	7,045
Judicial (provision) reversion	258	(15,331)	—
Loss on sale of property, plant & equipment and intangibles assets	(694)	(552)	(3,446)
Gain on sale of investment	4,588	408	—
Impairment of property, plant, equipment and intangibles	—	979	(8,574)
Other operating expenses, net	(9,243)	(3,675)	4,446
	(129,221)	(177,819)	(47,105)

29                        Net financial results

	2017	2016	2015
Finance income
Gains on financial investments	21,388	12,032	9,132
Interest on loans with related parties (Note 13)	1,012	7,165	5,702
Monetary adjustment of assets	1,881	1,507	1,147
Interest on financial assets	2,621	2,921	1,387
Other finance income	2,966	1,330	1,900
	29,868	24,955	19,268

Finance costs
Interest on loans and financing	(56,434)	(36,059)	(33,073)
Interest on deferred revenue	(8,184)	—	—
Monetary adjustment of provisions	(9,478)	(9,595)	(5,966)
Charges on discounting of trade bills	(5,379)	(6,105)	(4,524)
Present value adjustment	(9,180)	(4,291)	(3,341)
Other finance costs	(17,514)	(14,324)	(14,721)
	(106,169)	(70,374)	(61,625)

Exchange and monetary variations, net (i)	(53,880)	124,500	(299,574)
Finance results, net	(130,181)	79,081	(341,931)

(i)                           Exchange variation is related mainly to debt of NEXA BR denominated in U.S. Dollar.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

30                        Information by business segment and geographic area

Accounting policy

The internal body, which makes decisions regarding the relevant activities of the Company, is comprised of the Executive Officers who report directly to the Chief Executive Officer (“CEO”) who analyzes the results of NEXA and has the final authority over resource allocation decisions and performance assessment over mining and smelting segments. This assessment is based on the fact that NEXA considers that the different mining and smelting units can be combined in its own specific segment due to the fact that they present similar financial performances, similar types of products, productive process and types of clients and regulatory framework.

The internal information used for making decisions is prepared applying accounting measurement bases with managerial adjustments. The sales information is broken down by product, geographical origin location and geographical customer location. The non-current assets are presented by location.

(a)                       Business segment

Nexa implemented several decisions to reinforce the strategic positioning in two core business segments - Mining and Smelting. The reportable segments are aligned according to the product type and operation.

The Mining division consists of five operating units located in Brazil and Peru and includes mineral exploration activities and the production of zinc concentrates, copper concentrates and lead concentrates, where due to concentrate benchmark pricing criteria, revenues from the mining business can also be inferred in terms of the contents of zinc, copper, lead, silver and gold. Our mining operations in Peru are conducted by our subsidiary NEXA PERU and in Brazil by our subsidiary NEXA BR.

The Smelting division consists of three operating units also located in Brazil and Peru that include facilities that recover and refine zinc metal out of feed materials such as zinc concentrates or secondary feed materials. In this process, the segment produces metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid. Smelting operations in Peru are conducted by our subsidiary NEXA CJM and in Brazil by our subsidiary NEXA BR.

NEXA also has a corporate headquarters, which is not a separate operating unit and is not considered as a business segment, but is included in our reconciliation allocated in the reportable segments.

Each of the two segments has a specific Officer who reports directly to the CEO. The CEO has final authority over resource allocation decisions and performance assessment. Consequently, the CEO has been identified as the chief operational decision maker (CODM).

The CODM monitors the operational results of the business segments separately, in order to be able to make decisions on resources allocation and to performance assessment. Segment performance is measured based on adjusted EBITDA year to date, which may be measured differently from the EBITDA presented in note 5.2. Financial results and taxes on income are managed within the corporate level and are not allocated to operating segments.

For financial information, segments are reported on a statutory basis in accordance with IFRS 8 ‘Operating Segments’, and the information presented to the Board of Directors (“Directors”) and CEO on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments, non-recurring effects, transfer pricing adjustments, extraordinary revenues or expenses not allocated in a specific segment.

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

For NEXA BR results from operations reflect that zinc concentrates produced in the Vazante and Morro Agudo mines in Brazil are transferred at cost to the Três Marias smelter. As a result, zinc concentrates production from our Vazante and Morro Agudo mines has its margin embedded on Três Marias smelter. In order to evaluate the performance of our mining and smelting segment, the Company prepares an internal calculation based on transfer-pricing adjustments according to arm’s length principle basis and benchmark.

(b)                      Revenue

The Mining Segment recognized in 2017 total amount of US$ 273,409 (2016: US$ 161,676 and 2015: US$ 125,912) related to transfer-pricing adjustment and US$ 448,054 (2016: US$276,562 and 2015: US$ 225,129) related to intersegment elimination, totaled in the elimination column.

	2017
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	491,758	1,952,006	—	5,719	2,449,484
Intersegment (sales or transfer)	721,463	—	(721,463)	—	—
Net revenue from products sold	1,213,221	1,952,006	(721,463)	5,719	2,449,484

Cost of products sold	(581,029)	(1,698,325)	721,463	(123,311)	(1,681,202)
Gross Profit	632,192	253,681	—	(117,592)	768,282

	(Revised) 2016
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	469,187	1,491,988	—	3,666	1,964,841
Intersegment (sales or transfer)	438,238	—	(438,238)	—	—
Net revenue from products sold	907,425	1,491,988	(438,238)	3,666	1,964,841

Cost of products sold	(513,135)	(1,260,519)	438,238	(103,685)	(1,439,101)
Gross Profit	394,290	231,469	—	(100,019)	525,740

	(Revised) 2015
	Mining	Smelting	Elimination	Adjustment(i)	Total
Revenue from external customers	420,663	1,421,307	—	23,213	1,865,183
Intersegment (sales or transfer)	350,041	—	(350,041)	—	—
Net revenue from products sold	770,704	1,421,307	(350,041)	23,213	1,865,183

Cost of products sold	(532,097)	(1,170,545)	350,041	(110,689)	(1,463,290)
Gross Profit	238,607	250,762	—	(87,476)	401,893

(i) The column “Adjustment” represents the residual component of revenue from external customers and cost of products sold either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment, such as revenues sales of concentrate executed from the smelting segment, purchase price allocation amortization of the fair value adjustments which were recognized upon the acquisition of NEXA PERU, and other variable payments related to production performance results, fair value hedge from other operating expenses.

The table below shows the composition of the revenue from external customer adjustments according to their nature:

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

	2017	2016	2015
Sales of concentrate from smelting segment	5,740	7,153	17,945
VMZ Energy sales	—	—	8,354
Other	(21)	(3,487)	(3,086)
Total Adjustment on revenue from external customer	5,719	3,666	23,213

The table below shows the composition of the cost of products sold adjustments according to their nature:

	2017	2016	2015
Cost of concentrate sold by smelting segment	(3,303)	(2,405)	(10,968)
Cost of energy sold by VMZ	—	—	(4,788)
Employee compensation - Production performance	(33,969)	(31,602)	(21,825)
Amortization of purchase price allocation of Milpo	(77,585)	(77,585)	(77,672)
Fair Value Hedge	(8,406)	14,729	(6,230)
Other	(48)	(6,822)	10,794
Total adjustment on cost of products sold	(123,311)	(103,685)	(110,689)

(c)                       Segment adjusted EBITDA

The Directors and CEO evaluate the performance of the operating segments based on adjusted EBITDA. The presentation of Adjusted EBITDA and its reconciliation to net income are as follows:

	2017	2016	2015

Mining	521,544	336,796	221,791
Smelting	152,739	70,528	259,768
Segment Adjusted EBITDA	674,283	407,324	481,559

Extraordinary items:
Gains on sales of investments	4,588	408	—
Impairment of other assets	(73)	(308)	—
(Reversal) Impairment - property, plant, equipment	—	979	(8,574)
Other (i)	(6,764)	(3,400)	(13,797)

Results of investees	60	(158)	(256)
Depreciation, amortization and depletion	(270,454)	(275,034)	(295,258)
Net financial results	(130,181)	79,081	(341,931)
Taxes on income	(106,194)	(98,383)	38,779
Descontinued operations	—	—	(318)
Profit (loss) for the year	165,265	110,509	(139,796)

(i) The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the Mining or Smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

Information by geographic area

NEXA has its operations located in Brazil and Peru with trading activities in Luxembourg and United States. Until December 2016, NEXA also had trading activities in Austria that were fully transferred to Luxembourg. The revenue by geographical areas is determined by the location of our customers and is presented in note 25 (i).

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

The following tables shows the Company’s net revenue and cost of products sold by origin of the Company products, considering the allocation of our trading entities revenues and costs to Brazil and Peru, as applicable, net of the elimination of intersegment operations between our subsidiaries.

	2017
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	1,003,804	(670,964)	332,840
Peru	1,445,680	(1,010,238)	435,442
Total	2,449,484	(1,681,202)	768,282

	(Revised) 2016
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	727,462	(484,851)	242,611
Peru	1,237,379	(954,250)	283,129
Total	1,964,841	(1,439,101)	525,740

	(Revised) 2015
	Net revenue from products sold	Cost of products sold	Gross profit
Brazil	665,573	(460,284)	205,289
Peru	1,199,610	(1,003,006)	196,604
Total	1,865,183	(1,463,290)	401,893

On December 31, 2017 the total of property, plant and equipment and intangibles located in Brazil represents the total amount of US$ 1,025,291 (2016: US$ 851,465), in Peru represents the total amount of US$ 2,792,285 (2016: US$ 3,025,199). The total amount located in other countries is US$ 1,657 (2016: US$ 2,322).

31                       Defined contribution pension plans

Accounting policy

The Company, through its subsidiaries abroad, participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees.

In Brazil, the Company sponsors a defined contribution plan. A defined contribution plan is a pension plan under which the Company pays fixed contributions to a separate entity. The Company has no legal or constructive obligations to make additional contributions should the fund not have sufficient assets to honor the benefits related to employee service in the current or prior periods.

In Peru, termination benefits are recognized in profit or loss when they are paid. This happens when employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The employees’ severance indemnities for the length of service of the Company’s staff hired in Peru represent their indemnification rights, calculated in accordance with the laws and regulations in

Nexa Resources S.A.

Notes to the consolidated financial statements

at December 31, 2017

All amounts in thousands of US dollars, unless otherwise stated

force, which have to be credited to the bank accounts designated by the workers in May and November of each year. The compensation for time of service is equivalent to one (1) additional month’s salary effective at the date of the bank deposit. The Company has no obligations to make any additional payments once the annual deposits to which workers are entitled have been made.

(a)                      Analysis

The Company sponsors private pension plans in Brazil administered by Fundação Senador José Ermírio de Moraes (“FUNSEJEM”), a private, not-for-profit, pension fund which is available to all employees. Under the fund regulations, the contributions from employees to FUNSEJEM are matched based on their remuneration. For employees with remuneration lower than the limits established by the regulations, contributions up to 1.5% of their monthly remuneration are matched. For employees with remuneration higher than the limits, contributions of employees up to 6% of their monthly remuneration are matched. Voluntary contributions can also be made to FUNSEJEM. After the contributions to the plan are made, no further payments are required from the Company.

32                       Insurance coverage

Pursuant to the Company’s Insurance Management Corporate Policy, different types of insurance policies are contracted, such as operational risk and civil liability insurance, to protect assets against production interruptions and against damages caused to third parties.

The Company and its subsidiaries have civil liability insurance for their operations in Brazil, Peru and Europe, for which the coverage and conditions are considered by the Company’s management to be appropriate for the risks involved.

For the main plants in Brazil and operations abroad, an “All Risks” policy is contracted for all assets, including coverage against losses resulting from production interruptions.

The operational insurance coverage as at December 31, 2017 was as follows:

Assets	Type of coverage	Insured amount
Facilities, equipment and	Property damage	3,234,169
products in inventory	Loss of profits	778,735

33                       Subsequent events

(i)                         Reimbursement of share premium

On February 15, 2018, the Board of Directors approved the reimbursement of share premium of US$ 0.60 cents per ordinary share to shareholders of the Company of record at the close of business on March 14, 2018 and paid US$ 80,000 to its shareholders on March 28, 2018.