Form 20-F/A
period 2017-12-31
Nexa Resources S.A.
filed 2018-05-09
CIK 1713930

As filed with the Securities and Exchange Commission on May 9, 2018

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Yes ☒  No ☐

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

Yes ☐  No ☒

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F (“Amendment No. 1”) of Nexa Resources S.A. (the “Company”) amends the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on April 30, 2018. The Company is filing this Amendment No. 1 solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits,” which was not included in the Original 20-F, and to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2018.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

NEXA RESOURCES S.A.

By:	/s/ Tito Botelho Martins Junior
	Name:	Tito Botelho Martins Junior
	Title:	Chief Executive Officer

By:	/s/ Mario Antonio Bertoncini
Name: Mario Antonio Bertoncini
Title: Senior Vice President Finance and Chief Financial Officer

Date: May 9, 2018