Form 20-F
period 2020-12-31
Nexa Resources S.A.
filed 2021-03-23
CIK 1713930

As filed with the Securities and Exchange Commission on March 22, 2021.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2020 was:

132,438,611 common shares, each with par value of US$1.00

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

Form 20-F cross reference guide

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Selected financial data	Selected financial data	21
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	6
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	3, 34, 90
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Mineral reserves and resources, Regulatory matters	34, 39, 70, 73, 81, 91
	4C Organizational structure	Business overview, List of Subsidiaries	34, Exhibit 8
	4D Property, plant and equipment	Mining operations, Smelting operations, Other operations, Capital expenditures, Regulatory matters	39, 70, 73, 90, 91
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	110
	5B Liquidity and capital resources	Liquidity and capital resources	117
	5C Research and development, patents and licenses, etc.	Business overview	34
	5D Trend information	Results of operations	110
	5E Off-balance sheet arrangements	Off-balance sheet arrangements	124
	5F Tabular disclosure of contractual obligations	Contractual obligations	123
	5G Safe harbor	Forward-looking statements	1
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and management committee	144, 153
	6B Compensation	Executive and director compensation	157
	6C Board practices	Corporate governance, Board of directors	139, 144
	6D Employees	Employees	161
	6E Share ownership	Board of directors—Share ownership	152
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	131
	7B Related party transactions	Related party transactions	132
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial statements, Distributions, Legal proceedings	185, 135, 162

Form 20-F cross reference guide

	8B Significant changes	Not applicable	–
9	The offer and listing
	9A Offer and listing details	Trading markets	137
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	137
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	163
	10C Material contracts	Business overview, Results of operations, Related party transactions	34, 110, 132
	10D Exchange controls	Exchange controls and other limitations affecting security holders	175
	10E Taxation	Taxation	167
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	179
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	128
12	Description of securities other than equity securities
	12A Debt securities	Not applicable	–
	12B Warrants and rights	Not applicable	–
	12C Other securities	Not applicable	–
	12D American Depositary Shares	Not applicable	–
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	176, 177
16A	Audit committee financial expert	Board of directors—Committees of our board of directors—Audit committee	150
16B	Code of ethics	Corporate governance—Code of conduct	139
16C	Principal accountant fees and services	Principal accountant fees and services	178
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	138
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	139
16H	Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial statements	185
19	Exhibits	Exhibits	183

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally;

•	the duration and scope of, and uncertainties associated with, the coronavirus (“COVID-19”) pandemic and the impact thereof on commodity prices, our business and the global economy and any related actions taken by government and businesses in response to the COVID-19 pandemic, as well as our ability to contain and mitigate the risk of spread or major outbreak of COVID-19 at our operating sites;

•	severe natural disasters, such as, storms and earthquakes, disrupting our operations;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

Forward-Looking Statements

•	the possible material differences between our estimates of mineral reserves and mineral resources and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	labor disputes or disagreements with local communities, including the protest activities at our Atacocha operations in Peru, which, as of the date of this report, have led to the temporary suspension of our operations at the San Gerardo open pit mine;

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations; and

•	other factors discussed under “Risk Factors.”

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

Financial information

Our consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018 are included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2020 and 2019 and for each of the years ended December 31, 2020, 2019 and 2018, and the related notes thereto included elsewhere in this report.

The financial information presented in this report should be read in conjunction with our consolidated financial statements, including the related notes, and the section of this report titled “Operating and financial review and prospects.”

The main consolidated companies included in our consolidated financial statements are:

•	Nexa CJM – a Peruvian company that is 99.99% directly and indirectly owned by Nexa Resources and is mainly engaged in smelting zinc contained in concentrate. Nexa CJM’s functional currency is the U.S. dollar.

Presentation of Financial and Other Information

•	Nexa Peru – a Peruvian company that is 80.23% directly and indirectly owned by Nexa Resources and is mainly engaged in exploring, extracting, producing and trading zinc, copper and lead concentrates, extracted from its own three mining sites. Nexa Peru’s functional currency is the U.S. dollar. Nexa Peru is a public company with its shares listed on the Lima Stock Exchange.

•	Nexa Brazil –a Brazilian company that is 100% owned by Nexa Resources and is mainly engaged in exploring, extracting and producing zinc, copper and lead concentrates, and smelting zinc contained in concentrate with operations in the state of Minas Gerais. Nexa Brazil’s functional currency is the real.

Non-IFRS measures

Our management uses non-IFRS measures such as Adjusted EBITDA and cash cost, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies. See “Selected financial data” for a discussion of our use of non-IFRS measures in this report, including the reasons why we believe this information is useful to management and to investors, and a reconciliation to the comparable IFRS measures.

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

Country, market and industry information

This report contains and refers to information and statistics regarding the countries in which we operate and the markets for the metals we produce. This data is obtained from independent public sources, including publications and materials from participants in the industry, such as Wood Mackenzie and from governmental entities such as the Brazilian Central Bank, Bloomberg Finance L.P., London Metal Exchange (“LME”), London Bullion Market Association (“LBMA”), Brazilian Ministry of Treasury (Ministério da Fazenda), Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia, or “MME”), National Mining Agency (Agência Nacional de Mineração, or “ANM”), B3 S.A. – Brasil, Bolsa, Balcão, Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), the Getulio Vargas Foundation (Fundação Getúlio Vargas, or “FGV”), the Peruvian Stock Market Superintendency (Superintendencia del Mercado de Valores), the Peruvian Central Bank, the Peruvian Ministry of Economy and Finance (Ministerio de Economía y Finanzas) and the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). Some data is also based on our estimates, which are derived from our review of internal reports, as well as independent sources.

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

During 2020, the COVID-19 pandemic and resulting negative impact on the global economy exacerbated the cyclicality and volatility of international market prices in the metals we produce. Lockdown measures imposed during the first half of the year to combat the spread of the COVID-19 pandemic affected overall demand, which led to a decrease in prices, reduced production and inventory shortages. Metal prices and demand are expected to remain volatile as the COVID-19 pandemic continues to affect global macroeconomic conditions. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Metal Prices” for additional information on the impact of volatility of metal prices on our business and financial condition.

Future declines in metal prices, whether related to the ongoing COVID-19 pandemic or otherwise, and especially with respect to zinc, copper, silver and lead prices, could have an adverse impact on our results of operations and financial position, and we might consider curtailing or modifying certain operations or not proceeding with our sustaining and/or growth strategy. In addition, we may not be able to adjust production volume in a timely or cost efficient manner in response to changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. Conversely, during periods of high prices, our ability to rapidly increase production capacity may be limited, which could prevent us from selling more products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising prices for zinc, copper, lead or other products.

Changes in the demand for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities), which in turn depend on the level of industrial and consumer demand for these metals. An increase in the production of zinc, copper, silver and lead worldwide, along with a reduction in demand for these metals due to changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, economic slow-downs or other factors, may have the potential to impact these metal prices. The impact of price decreases may also compromise the profitability of smelters, as we might consider reducing the volume of metals we sell and therefore materially adversely impact our operational results and financial position. Even if our volumes are not affected by reduced prices, this decrease can impact our revenues.

The mining industry has historically been highly volatile largely due to the cyclical nature of industrial production, which affects the demand for minerals and metals. Demand for minerals and metals thus generally correlates to macroeconomic fluctuations in the global economy. Changes in the demand for the metals we produce could adversely affect our sales volume and revenues.

Risk Factors

Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

China has been the main source of global demand for commodities over the last few years. According to Wood Mackenzie, in 2020, despite the overall effects of the COVID-19 pandemic, Chinese demand represented 53% of global demand for zinc and 54% of global demand for copper. Any slowdown in China’s economic growth that is not offset by increased demand or reduced supply from other regions could have an adverse effect on demand for our products or commodity prices and result in lower revenues, cash flow and profitability.

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

The business of mining zinc, copper, silver, lead and other minerals is generally subject to numerous risks and hazards. Hazards associated with underground mining operations include underground fires and explosions, including those caused by flammable gas, gas and coal outbursts, cave-ins or falls of ground, rock falls, openings collapse, lack of oxygen, air pollution, tailings dam failures or other discharges of tailings, hazardous substances and materials, gases and toxic chemicals, water ingress and flooding, sinkhole formation, ground subsidence, and other accidents and conditions resulting from underground mining activities, such as drilling, blasting, removing and processing material. In addition, we may encounter geotechnical challenges as we continue with and expand our mining activities, including the possibility of failure of underground openings. For example, see “Mining Operations—Vazante—Operations and infrastructure”. We could incur additional expenses in connection with preventive and remediating measures related to underground openings, which could materially adversely affect results of our operations and financial position.

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

Risk Factors

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

We invest in sustaining and increasing our mine and metal production capacity and developing new operations. Our projects are subject to several risks that may materially adversely affect our growth prospects and profitability, including the following:

•	we may encounter delays or higher than expected costs in completing technical and engineering studies and obtaining the necessary equipment, machinery, materials, supplies, labor or services, in project execution by third-party contractors and in implementing new technologies to develop and operate a project;

•	we may experience delays in commencing the operations of a new project or the expansion of an existing operation;

•	our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;

•	we may fail to obtain, or experience delays or higher than expected costs in obtaining, the required agreements, authorizations, licenses, approvals and permits to develop a project, including the prior consultation procedure and agreements with local communities;

•	changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it;

•	accidents, natural disasters, labor disputes and equipment failures;

•	adverse mining conditions may delay and hamper our ability to produce the expected quantities and qualities of minerals upon which the project was budgeted;

•	mineral reserves and resources are estimates based on the interpretation of limited sampling data and test work that may not be representative of the deposits as a whole, or the technical and economic assumptions used in the estimates may prove to be materially different when the deposits are mined, that could result in materially different economic outcomes; and

•	conflicts with local communities and/or strikes or other labor disputes may delay the implementation or the development of projects.

We may be adversely affected by the failure or unavailability of adequate infrastructure and skilled labor.

Our mining, smelting, processing, development and exploration activities depend to a large degree on adequate infrastructure. The regions where certain of our current operations, projects and prospects are located are sparsely populated and difficult to access. We require reliable roads, bridges, power sources and water supplies to access and properly conduct our operations. As a result, the availability and cost of this infrastructure affects capital and operating costs and our ability to maintain expected levels of production and sales. We could also experience an increase in transit-related accidents due to the need to transport employees to remote areas. Unusual weather, such as excessive rains and flooding, or other natural phenomena, sabotage, government or external interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce mining volumes, increase mining or exploration costs or delay the transportation of raw materials to the mines and projects or concentrates to the customers. See “Risk factors—Health, safety and environmental risks—Natural disasters and climate change could affect our business.”

In addition, the mining industry is labor intensive, and our success depends to a significant extent on our ability and our contractors’ ability to attract, hire, train and retain qualified employees, including our ability and our contractors’ ability to attract employees with the necessary skills in the regions in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

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

In addition, the changes in regulation that may occur as a result of recent dam failures, like those that have occurred in Brazil, could increase the time and costs to build, operate, inspect, maintain and decommission tailings dams, obtain new licenses or renew existing licenses to build or expand tailings dams, or require the use of new technologies. New regulations, such as those enacted in Brazil during 2020, may also impose more restrictive requirements that may exceed our current standards, including mandated compliance with emergency plans and increased insurance requirements, or require us to pay additional fees or royalties to operate tailings dams. We may also be required to provide for and facilitate the relocation of communities and facilities impacted by tailings dam failures. Moreover, insurance coverage for damages resulting from tailings dams’ failure may not be available. For more information see “Information on the Company—Mining operations—Tailings disposal.”

A disruption in zinc concentrate supply could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate used by our smelters is obtained from third parties, and we may be adversely affected if we are not able to source adequate supplies of zinc for such operations. In 2020, 46.4% of the zinc concentrate used by our smelters was obtained from third parties, with the remainder supplied by our own mining operations. The availability and price of zinc concentrate used by our smelters may be negatively affected by several factors largely beyond our control, including interruptions in production in our mines or by our suppliers, decisions by suppliers to allocate supplies of concentrate to other purchasers, price fluctuations and increasing transport cost. In addition, the efficiency of a smelter’s production over time is affected by the mix of the zinc concentrate qualities it processes. In circumstances where we cannot source adequate supplies of the zinc concentrate qualities that comprise the most efficient mix for our smelters, alternative types of concentrate may be available, but the use thereof may increase our costs of production or reduce the productivity of our smelters and adversely affect our business, results of operations and financial position.

Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.

Zinc sourced from suppliers of secondary feed materials represented approximately 17.6% of the zinc content used by our Juiz de Fora smelter in 2020. The use of zinc secondary feed material is a competitive advantage in relation to the use of zinc concentrate, mainly due to lower acquisition costs and, to a lesser extent, operational gains. In addition, we have recently incorporated zinc calcine processed by third parties into our operations to increase the production in our smelters. Our smelters then use this zinc calcine processed by third parties to produce additional refined zinc products that they would not produce were they to rely solely on other inputs. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices of these inputs, our business, results of operations and financial position may be adversely affected.

Interruptions of energy supply or increases in energy costs may materially adversely affect our operations.

Energy is an important component of our production costs. In Peru, we obtain electric power for our operations from third parties through electricity supply contracts. Although we have recently entered into a long-term power purchase agreement with Electroperú S.A., we cannot assure you that we will have secure access to energy sources in Peru at the same prices and conditions in the event of any interruption or failure of our sources of electricity, failures or congestion in any part of the Sistema Eléctrico Interconectado Nacional (“SEIN”) or any failure to renew or extend our other existing electricity supply contracts.

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into several legal entities—which are directly or indirectly jointly owned by us, our controlling shareholder and its affiliates—pursuant to long-term power purchase agreements. Although these hydroelectric plants currently provide 89.4% of our estimated consumption of electricity, any unavailability or shortages of electrical power or other energy sources and interruptions of energy supply may have a material adverse impact on our results of operations. Furthermore, our energy costs under these agreements could increase in the event of differences in the hydrology forecast due to these hydroelectric plants paying additional levies. For more information, see “Information on the Company—Other operations—Power and energy supply.”

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

Risk Factors

Shortages of water supply, explosives, critical spare parts, maintenance service and new equipment and machinery may materially adversely affect our operations and development projects.

Our mining operations require the use of significant quantities of water for extraction activities, processing and related auxiliary facilities. Water usage, including extraction, containment, and recycling requires appropriate permits, which are granted by regulatory authorities in Brazil and Peru. The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure shareholders that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure shareholders that we will maintain our existing licenses related to water rights. A reduction in our water supply could materially adversely affect our business, results of operations and financial position. In addition, we have not yet obtained the water rights to support some of our expansion projects, and our inability to obtain those rights could prevent us from pursuing those expansions.

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

Mining is a labor intensive industry. We depend on more than 12,000 workers, including employees and contractors, to carry out our operations. A portion of our employees are unionized. We cannot assure that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of the annual renegotiation of our collective bargaining agreements.

We may also be affected by labor-related disputes that broadly develop in the countries in which we operate. Strikes and other labor disruptions at any of our operations could have a material adverse effect on our business, financial position and results of operations.

We may be liable for certain payments to individuals employed by third-party contractors.

Under Peruvian law, outsourcing of employees from third-party contractors is permitted if certain requirements are met. To the extent that such requirements are not met, we may be jointly liable for all mandatory employment benefits and may be required to pay workers used under an outsourcing scheme with profit-sharing benefits as if they were employed directly by us. Moreover, we may be required to consider such persons employed by third-party contractors as our employees. Although we believe that we are in material compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory employment benefits or for profit sharing benefits. See “Information on the Company—Regulatory matters—Peruvian regulatory framework.”

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

Risk Factors

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

The nature of our business exposes us to various litigation matters, including civil liability claims, environmental matters, health and safety matters, regulatory and administrative proceedings, governmental investigations, tort claims, contract disputes, labor matters and tax matters, among others. We cannot assure shareholders that these or other legal proceedings will not have a material adverse effect on our ability to conduct our business or on our financial position and results of operations, through distraction of our management team, diversion of resources or otherwise. In addition, although we establish provisions as we deem necessary in accordance with IFRS as issued by the IASB, the level of provisions that we record could vary significantly from any amounts we actually pay, due to the inherent uncertainties in the estimation process.

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

In addition, data privacy is subject to frequently changing rules and regulations. The European Union’s General Data Protection Regulation, or GDPR, took effect in 2018 and introduced increased regulations relating to personal data security. The GDPR requires companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. In 2018, the Brazilian president signed Law No. 13,709, the Lei Geral de Proteção de Dados (“LGPD”), a comprehensive data protection law. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and is expected to affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The LGPD took effect in September 2020. Any noncompliance with the GDPR, the LGPD or any other cybersecurity and data privacy regulations could result in proceedings or actions against us by governmental entities, the imposition of fines or penalties and damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.

Risk Factors

Financial risks

Our financial position and results of operations may be materially adversely affected by currency exchange rate fluctuations.

Our revenues are primarily denominated in U.S. dollars, and certain portions of our operating costs, principally labor costs, are denominated in reais and soles. Accordingly, when inflation in Brazil and Peru increases without a corresponding devaluation of the real or sol, our financial position, results of operations and cash flows could be materially adversely affected. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Macroeconomic conditions of the countries and regions where we operate” for a discussion of inflation in 2020.

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

Fluctuations in interest rates could increase the cost of servicing our debt, affect returns on our financial investments and negatively affect our overall financial performance.

Some of our indebtedness bears interest based on variable interest rates, including the London Interbank Offered Rate, or LIBOR. As of December 31, 2020, 28.1% of our debt was variable rate debt. Such variable rates have fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly in LIBOR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. In July 2017, the Financial Conduct Authority (“FCA”) announced its intention to phase out LIBOR by the end of 2021. However, on March 5 2021, the FCA announced that most tenors of U.S. Dollar LIBOR would continue to be published through June 30, 2023, extending the previously announced deadline of December 2021.

The Company is discussing with the financial entities which fallback rate will replace the interest rate for our relevant LIBOR-based debt, and given the extension of most U.S. Dollar LIBOR tenors until June 30, 2023, we do not expect any relevant impacts on our business, financial position and results of operations in the current year.

We may engage in hedging activity which may not be successful and may result in losses to us.

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

Risk Factors

Our business requires substantial capital expenditures and is subject to financing risks.

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain and potentially expand our existing brownfield operations, develop our greenfield projects pipeline in order to sustain and grow production, in addition to carrying out investments in sustaining, health, safety and environment. In 2020, we invested US$336.5 million in capital expenditures, US$186.7 million of which was in relation to the Aripuanã project. We depend partially on our cash flows for maintenance of capital expenditures. See “Information on the Company—Capital expenditures.”

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

Risk Factors

Risks related to our mineral reserves and resources

Our estimates of mineral reserves and resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain mineral reserves and resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Our estimates of mineral reserves and resources are based on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis made as of the date of such estimates. We periodically update our mineral reserves and resources estimates based on the conclusions of the relevant qualified persons with respect to new data from exploratory and infill drilling, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates.

Several of the assumptions used to calculate these estimates, including the market prices of commodities, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render some or all of our proven and probable mineral reserves and measured and indicated mineral resources uneconomic to exploit and may ultimately result in a reduction of mineral reserves and resources.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

We depend on our ability to replenish our mineral reserves for our long-term viability.

Mineral reserves data is only indicative of future results of operations at the time the estimates are prepared and are depleted over time as we conduct our mining operations. We use several strategies to replenish and increase our mineral reserves that are depleted, including exploration activities and the acquisition of mining concessions. If we are unable to replenish our mineral reserves or develop our mineral resources, our business, results of operations and prospects would be materially adversely affected.

Risk Factors

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and may be unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral reserves and resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value.

Substantial expenditures are required to establish proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain permits to carry on mining activities. Therefore, once the mineralization is discovered, it may take several years from the initial exploration phases and mineral resources determination before production is possible, during which time the project’s feasibility may change adversely.

Health, safety and environmental risks

Health, safety and environmental laws and regulations, including regulations pertaining to climate change, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.

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

Natural disasters and climate change could affect our business.

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño weather phenomenon, Peru typically experiences extreme weather conditions that led to flooding and mudslides and which could adversely affect our operations. In the past, extreme flooding and mudslides in Peru have interrupted the supply of metal concentrates from our mines and the supply of zinc products to our plants. The physical impact of climate change on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency and intensity as a result of climate change, which may adversely affect our operations. Although we have insurance covering damages caused by natural disasters, extensive damage to our facilities and staff casualties due to natural disasters could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

Risk Factors

Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations.

The ongoing COVID-19 pandemic, including governmental measures enacted in response to the pandemic, has had and continues to have a negative effect on the global economy, disrupting the financial markets and creating increased volatility which has resulted in disruptions to our operations and affected our financial results. The COVID-19 pandemic has affected our workforce health and safety, reduced our operational capacity and disrupted transportation networks and supply chains. While international prices for some of our metals increased during the second half of 2020 and demand for our products has recovered, our production and results may continue to be affected by the increased volatility in metal prices and its impact on demand. See “—Our business, results and financial position are highly dependent on the demand for an international market prices of the metals we produce, which are both cyclical and volatile” and “—Changes in the demand for the metal we produce could adversely affect our sales volume and revenues.” Government authorities in the countries in which we operate, and in particular in Peru, implemented policies in response to the COVID-19 pandemic that negatively affected our financial position, results of operations and cash flows, particularly during the second quarter of 2020. On March 15, 2020, the Peruvian government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. The restriction period was continuously extended until mid-May, 2020 affecting our operations in the country. For more information on the impact of the COVID-19 pandemic on Nexa’s operations, see “Operating and Financial Review and Prospects—Overview—Executive Summary” and “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—COVID-19.”

The COVID-19 pandemic and the response thereto continue to evolve. In Peru, a second lockdown to address the “second-wave” was imposed in early 2021, although our Peruvian operations have not been impacted by these additional measures to date. We cannot at this time forecast what policies will be implemented by governments to continue to address the pandemic, or the pandemic’s ultimate duration, severity or impact to our business, our customers or our supply chain. This negative impact could continue for an extended period of time or more severely impact our financial condition and results of operations, and continued weak or worsening economic conditions could negatively impact demand for our products. Future pandemics and public crises could impact our business in a similar or worse manner. For additional information, see Note 1 to our consolidated financial statements.

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

Changes to the Brazilian and Peruvian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties. In addition, any changes in the interpretation of Brazilian or Peruvian mining laws and regulations, including changes to our concession agreement and changes in commercial rules and protections, may increase our compliance, operational or other costs. For additional information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Mining rights and regulation of mining activities.”

Risk Factors

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

In Peru, once mineral concessions are granted, they may not be revoked as long as the titleholder complies with two obligations, including payment of an annual fee and either achievement of the minimum annual production target or expenditure of the equivalent amount in exploration or investments before the statutory deadline. If the production, expenditure or investment targets are not met, a statutory penalty must be paid. Accordingly, mineral concessions will lapse automatically if any of these obligations are not met within the statutory terms given to do so. Mining concessions in Peru may be terminated if the concessionaire does not comply with its obligations.

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

There are several local communities that surround our operations in Brazil and Peru, most of which we have entered into agreements with that provide for the use of their land for our operations. We also interact with regional and local governments and depend on our close relations with local communities and such governments to carry out our operations. From time to time, we may experience disputes with local communities and if our relations with the local communities and such governments were to deteriorate, or the local communities do not comply with the existing agreements or renew them upon expiration, it could have a material adverse effect on our business, properties, operating results, financial position or prospects. In addition, a disruption in the relations between the local communities, governments and other parties may affect us indirectly. For example, see “Mining Operations—Atacocha—Production.”

We also may face certain risks in relation to artisanal mining near the areas in which we operate. The increase of artisanal mining activity or the failure of these artisanal miners to abide with our existent agreement may have an adverse effect on the development of our operations. For example, see “Mining Operations—Aripuanã—History.”

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

Risk Factors

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

As of March 22, 2021, VSA owns 64.68% of our issued and outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors, the allocation of profits, the appointment of external auditors and the approval of mergers, acquisitions or other extraordinary transactions. VSA may also have interests that differ from our other investors and may vote in a way with which our other shareholders disagree, and which may be adverse to the interests of our other investors.

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

Our corporate affairs are governed by our articles of association and by the laws governing limited liability companies organized under the laws of Luxembourg, as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of VSA as our controlling shareholder and of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States or Canada. There may be less publicly available information about us than is regularly published by or about U.S. or Canadian issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States or Canada, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of non-controlling shareholders as corporation laws in the United States or Canada. Therefore, shareholders may have more difficulty protecting their interests in connection with actions taken by us, our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States or Canada.

Risk Factors

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

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to fund any such dividends or distributions. Although as of December 31, 2020, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us, their ability to do so is subject to their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

We are organized under the laws of Luxembourg. Furthermore, certain of our directors and officers reside outside the United States and Canada and most of their assets are located outside the United States and Canada. Most of our assets are located outside the United States or Canada. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States, Canada or other jurisdictions outside Luxembourg or to enforce against us or our directors and officers, judgments obtained in the United States, Canada or other jurisdictions outside Luxembourg. Because judgments of United States or Canadian courts for civil liabilities based upon the U.S. federal securities laws or Canadian securities laws may only be enforced in Luxembourg if certain requirements are met, investors may face greater difficulties in protecting their interest in actions against us or our directors and officers than would investors in a corporation incorporated in a state or other jurisdiction of the United States or Canada.

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

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$, unless otherwise indicated)
Consolidated income statement information:
Continuing operations
Net revenues	1,950.9	2,332.7	2,491.7
Cost of sales	(1,563.9)	(1,947.8)	(1,892.2)
Gross profit	387.0	384.9	599.4
Operating expenses:
Selling, general and administrative	(151.6)	(216.5)	(159.6)
Mineral exploration and project evaluation	(57.2)	(119.1)	(129.6)
Impairment loss	(557.5)	(142.1)	(3.3)
Other income and expenses, net	(19.2)	(18.2)	27.6
Total operating expenses	(785.5)	(495.9)	(264.9)
Operating income (loss)	(398.5)	(111.0)	334.6
Financial income	11.2	31.1	67.5
Financial expenses	(159.8)	(117.4)	(119.1)
Other financial items, net	(129.6)	(18.5)	(151.0)
Net financial results	(278.2)	(104.9)	(202.7)
Share in the results of associates	—	—	—
(Loss) Income before income tax	(676.7)	(215.9)	131.9
Current income tax	(63.2)	(46.4)	(71.8)
Deferred income tax	87.3	104.7	33.0
Net (loss) income for the year from continuing operations	(652.6)	(157.5)	93.1
Discontinued operations	—	—	—
Net (loss) income for the year	(652.6)	(157.5)	93.1
Net (loss) income attributable to:
Nexa Resources’ shareholders	(559.2)	(145.1)	77.0
Non-controlling interests	(93.3)	(12.4)	16.1
Weighted average number of outstanding shares (in millions)	132.4	132.6	133.3
Basic and diluted (loss) earnings per share (in US$)	(4.2)	(1.1)	0.58

Selected Financial Data

	As of December 31,
	2020	2019	2018
	(in millions of US$)
Consolidated Balance Sheet Information:
Assets
Cash and cash equivalents	1,086.2	698.6	1,032.9
Financial investments	35.0	58.4	91.9
Inventory	256.5	295.3	269.7
Total current assets	1,727.2	1,375.3	1,698.0
Property, plant and equipment	1,898.3	2,122.7	1,968.5
Intangible assets	1,076.4	1,538.5	1,742.5
Total non-current assets	3,337.0	4,091.0	4,019.4
Total assets	5,064.2	5,466.3	5,717.4
Liabilities
Loans and financing (current)	146.0	33.1	32.5
Trade payables	370.1	414.1	387.2
Total current liabilities	876.6	699.0	651.8
Loans and financing (non-current)	1,878,3	1,475.4	1,392.4
Total non-current liabilities	2,566.4	2,285.2	2,203.1
Total liabilities	3,443.0	2,984.2	2,854.9
Shareholders’ equity
Total equity attributable to owners of the parent	1,377.4	2,109.6	2,437.2
Non-controlling interests	243.8	372.6	425.2
Total shareholders’ equity	1,621.2	2,482.2	2,862.4
Total liabilities and shareholders’ equity	5,064.2	5,466.3	5,717.4

	For the Year Ended December 31,
Consolidated Statement of Cash Flows Information	2020	2019	2018
	(in millions of US$)
Net cash provided by (used in):
Operating activities	291.7	122.8	347.6
Investing activities	(369.2)	(335.4)	(158.1)
Financing activities	451.6	(119.3)	(177.4)
Other highly liquid short-term investments (1)	29.5	—	—
Effects of exchange rates on cash and cash equivalents	(16.1)	(2.5)	1.8
Increase (decrease) in cash and cash equivalents	387.5	(334.3)	13.9
Cash and cash equivalents at the beginning of the year	698.6	1,032.9	1,019.0
Cash and cash equivalents at the end of the year	1,086.2	698.6	1,032.9

(1)	See Note 15(a) to our Consolidated financial statements at December 31, 2020.

	As of and For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$, except financial ratios)
Other Financial Information
Depreciation and amortization	243.9	317.9	267.2
Interest paid on loans and financing	(69.9)	(71.8)	(74.6)
Adjusted working capital (1)	99.4	158.7	93.1
Adjusted EBITDA (1)	402.9	349.0	604.8
Adjusted EBITDA by segment (1):
Mining	140.5	172.6	430.4
Smelting	269.2	180.0	174.8
Other (2)	(6.8)	(3.6)	(0.4)
Total	402.9	349.0	604.8
Net debt (period end) (1)	923.7	787.8	302.8
Net debt to Adjusted EBITDA ratio (1)	2.3	2.3	0.5

(1)	See discussion (Non-IFRS) below.

(2)	The line item “Other” represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

Selected Financial Data

Non-IFRS measures and reconciliation

Our management uses non-IFRS measures such as Adjusted EBITDA, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this report, we present Adjusted EBITDA, which we define as net (loss) income for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) (loss) gain on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

A reconciliation of Adjusted EBITDA to our net income for the years indicated is presented below.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net (loss) income for the year	(652.6)	(157.5)	93.1
(+) Share in the results of associates	—	—	—
(+) Depreciation and amortization	243.9	317.9	267.2
(−/+) Net financial results	278.2	104.8	202.7
(−/+) Income tax	(24.1)	(58.3)	38.8
(−/+) Impairment of non-current assets (1)	557.5	142.1	3.3
(−/+) Gain on sale of investments and other miscellaneous adjustments (1)	—	—	(0.2)
Adjusted EBITDA	402.9	349.0	604.8

(1) For the year ended December 31, 2019 and 2018, this line was described as “Exceptional items.”

We define Adjusted EBITDA by segment as net income (loss) for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain on sale of investments, and (vi) impairment and impairment reversals. See Note 2 to our consolidated financial statements.

Selected Financial Data

A breakdown of the Adjusted EBITDA by segment is presented below.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	140.5	172.6	430.4
Smelting	269.2	180.0	174.8
Other (1)	(6.8)	(3.6)	(0.4)
Adjusted EBITDA	402.9	349.0	604.8

(1)	Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

We also present herein our net debt, which we define as (i) loans and financing and lease liabilities less (ii) cash and cash equivalents, less (iii) financial investments, plus/less (iv) the fair value of derivative financial liabilities or assets, respectively. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

A reconciliation of net debt to loans and financing as of December 31, 2020, 2019, and 2018 is presented below.

	As of December 31,
	2020	2019	2018
	(in millions of US$)
Calculation of Net Debt:
Loans and financing	2,024.3	1,508.6	1,424.9
Derivative financial instruments	(5.1)	2.3	3.0
Lease liabilities	25.7	34.4	—
Cash and cash equivalents	(1,086.2)	(698.6)	(1,032.9)
Financial investments	(35.0)	(58.8)	(92.2)
Net Debt	923.7	787.8	302.7

We define net debt to Adjusted EBITDA ratio as net debt divided by Adjusted EBITDA.

The calculation of our net debt to Adjusted EBITDA ratio for the periods indicated is presented below.

	As of and For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	923.7	787.8	302.7
Adjusted EBITDA	402.9	349.0	604.8
Net Debt to Adjusted EBITDA Ratio	2.3	2.3	0.5

Selected Financial Data

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	402.9	349.0	604.8
Net revenue	1,950.9	2,332.7	2,491.7
Adjusted EBITDA Margin	20.7%	15.0%	24.3%

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

The calculation of our adjusted working capital derived from our consolidated financial statements as of December 31, 2020, 2019, and 2018 is presented below.

	As of December 31,
	2020	2019	2018
	(in millions of US$)
Calculation of Adjusted Working Capital:
Trade accounts receivable	229.0	177.2	173.2
Inventory	256.5	295.3	269.7
Other assets	184.3	241.9	243.3
Trade payables	(370.1)	(414.1)	(387.2)
Confirming payable	(145.3)	(82.8)	(70.4)
Other liabilities	(55.0)	(58.9)	(135.5)
Adjusted working capital	99.4	158.7	93.1

(1)	This amount relates to Other assets as presented in our consolidated financial statements.
(2)	This amount relates to the Other liabilities as presented in our consolidated financial statements.

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

In calculating cash cost, net of by-product credits, we account for transactions between our mining operations and our smelting operations using the same methodology we use to evaluate the performance of our mining and smelting segments. See Note 2 to our consolidated financial statements. We prepare an internal calculation based on transfer pricing adjustments made on an arm’s length principle basis. All information disclosed for cash cost, net of by-product credits is consistent with this methodology.

Selected Financial Data

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

All-in sustaining cost, net of by-product credits: All-in sustaining cost (“AISC”) is defined as sustaining cash cost, net of by-product credits plus corporate general and administrative expenses, royalties and workers’ participation.

Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

For mining operations, we present below cash cost, net of by-product credits, sustaining cash cost, net of by-product credits and all-in sustaining cost and a reconciliation to our consolidated financial statements.

Selected Financial Data

For the year ended December 31, 2020

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others(1)	Mining

	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	147,990	25,177	96,198	35,734	10,389	315,488	0	315,488
Cost of goods sold	80.2	50.2	311.1	135.9	58.7	636.2	(10.8)	625.4
On-site G&A	5.0	4.2	0	0	0	9.2	0	9.2
By-product credits	(9.5)	(15.0)	(246.5)	(67.4)	(42.6)	(381.0)	15.9	(365.1)
Treatment and refining charges	122.1	15.6	56.0	25.4	7.0	226.2	0	226.2
Selling expenses	0.7	1.9	3.0	0.4	0.3	6.3	0	6.3
Depreciation and amortization	(15.8)	(10.0)	(94.6)	(27.8)	(10.5)	(158.7)	(1.3)	(160.0)
Royalties	(2.0)	(1.6)	0	(0.7)	(0.3)	(4.6)	0	(4.6)
Workers’ participation & bonus	(1.3)	(0.8)	(6.0)	(0.7)	(0.5)	(9.3)	0	(9.3)
Others	(4.7)	(1.2)	(23.9)	(17.2)	(11.9)	(58.9)	0	(58.9)
Cash cost net of by-product credits (sold)	174.7	43.5	(0.8)	47.8	0.2	265.4	3.8	269.2
Cash cost net of by-product credits (sold) (US$/tonne)	1,180.6	1,726.9	(8.7)	1,338.0	17.8	841.1	0	853.2
Non-expansion capital expenditure	24.6	7.4	27.7	12.9	15.3	87.9	(10.8)	77.1
Sustaining cash cost net of by-product credits	199.4	50.9	26.8	60.8	15.5	353.3	(7.0)	346.2
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,347.1	2,020.2	279.0	1,700.3	1,487.9	1,119.8	0	1,097.5
Workers’ participation & bonus	1.3	0.8	6.0	0.7	0.5	9.3	0	9.3
Royalties	2.0	1.6	0	1.2	0.4	5.1	0	5.1
Corporate G&A	—	—	—	—	—	—	52.4	52.4
AISC net of by-product credits (sold)	—	—	—	—	—	—	—	413.1
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	—	—	1,309.5

Selected Financial Data

For the year ended December 31, 2019

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others(1)	Mining

	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	139,041	24,354	125,153	54,725	16,360	359,633	—	359,633
Cost of goods sold	90.9	62.6	369.3	171.6	112.3	806.7	(1.7)	805.1
On-site G&A	8.6	7.3	0.0	0.0	0.0	15.9	0.0	15.9
By-product credits	(6.4)	(19.2)	(270.5)	(84.6)	(70.8)	(451.5)	(0.3)	(451.7)
Treatment and refining charges	93.7	12.9	60.5	31.7	9.4	208.2	0.0	208.2
Selling expenses	0.3	1.7	3.0	0.7	0.5	6.1	0.0	6.1
Depreciation and amortization	(22.6)	(11.7)	(107.7)	(43.9)	(30.4)	(216.4)	(1.4)	(217.9)
Royalties	(1.7)	(1.5)	0.0	0.0	0.0	(3.2)	(3.1)	(6.3)
Workers’ participation & bonus	(1.8)	(0.9)	(8.5)	(1.9)	(0.5)	(13.6)	—	(13.6)
Others	(2.6)	(0.7)	(1.5)	1.5	(3.2)	(6.5)	—	(6.5)
Cash cost net of by-product credits (sold)	158.3	50.6	44.6	75.1	17.2	345.8	(6.5)	339.3
Cash cost net of by-product credits (sold) (US$/tonne)	1,138.5	2,076.7	356.0	1,372.9	1,052.0	961.5	0.0	943.5
Non-expansion capital expenditure	42.7	12.8	50.5	32.9	11.8	150.8	3.7	154.5
Sustaining cash cost net of by-product credits	201.0	63.4	95.1	108.1	29.0	496.5	(2.8)	493.8
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,445.7	2,604.1	759.5	1,975.0	1,770.3	1,380.7	0.0	1,373.0
Workers’ participation & bonus	1.8	0.9	8.5	1.9	0.5	13.6	—	13.6
Royalties	1.7	1.5	0.0	1.7	1.0	5.9	—	5.9
Corporate G&A	—	—	—	—	—	—	90.5	90.5
AISC net of by-product credits (sold)	—	—	—	—	—	—	—	603.8
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	—	—	1,678.8

Selected Financial Data

For the year ended December 31, 2018

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others(1)	Mining

	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	140,776	26,408	129,656	59,510	17,066	373,416	—	373,416
Cost of goods sold	77.3	45.1	336.9	158.8	92.9	711.1	(0.0)	711.1
On-site G&A	5.9	5.7	—	—	0.4	12.0	—	12.0
By-product credits	(7.4)	(17.7)	(290.0)	(73.3)	(57.2)	(445.7)	0.7	(444.9)
Treatment and refining charges	62.1	9.9	47.0	25.4	7.2	151.6	—	151.6
Selling expenses	—	0.9	0.8	0.9	0.3	3.0	—	3.0
Depreciation and amortization	(17.6)	(5.6)	(87.5)	(36.5)	(24.3)	(171.5)	(0.9)	(172.4)
Royalties	(1.7)	(1.5)	—	—	—	(3.2)	(3.3)	(6.5)
Workers’ participation & Bonus	(1.2)	(0.7)	(8.4)	(4.0)	(0.4)	(14.7)	0.0	(14.7)
Others	—	—	(5.4)	(0.3)	—	(5.7)	—	(5.7)
Cash cost net of by-product credits (sold)	117.5	36.0	(6.5)	71.0	19.0	237.0	(3.5)	233.5
Cash cost net of by-product credits (sold) (US$/tonne)	834.5	1,363.8	(50.4)	1,192.9	1,115.5	634.7	—	625.3
Non-expansion capital expenditure	42.4	12.3	25.3	25.6	16.9	122.4	1.3	123.7
Sustaining cash cost, after by-product credits	159.8	48.3	18.7	96.6	35.9	359.4	(2.2)	357.2
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,135.5	1,829.5	144.3	1,623.2	2,105.5	962.5	—	956.7
Workers’ participation & bonus	1.2	0.7	8.4	4.0	0.4	14.7	(0.1)	14.5
Royalties	1.7	1.5	—	1.9	0.9	6.0	0.0	6.1
Corporate G&A	—	—	—	—	—	—	31.4	31.4
AISC net of by-product credits (sold)(2)	—	—	—	—	—	—	—	409.3
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	—	—	1,096.0

(1) “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

(2) Starting in 2018, certain expenses that were previously presented as General and administrative expenses and other income and expenses, net in our income statement were reclassified as mineral exploration and project evaluation expenses. As a result of this change, we have adjusted our calculations of AISC.

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

Selected Financial Data

For the year ended December 31, 2020

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others(1)	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	196,327	77,965	302,495	576,788	0	576,788
Cost of goods sold	363.9	187.3	739.8	1,291.0	(3.2)	1,287.9
Cost of services rendered	(10.1)	(2.8)	(34.9)	(47.8)	0	(47.8)
On-site G&A	4.8	4.0	18.5	27.4	0	27.4
Depreciation and amortization	(14.5)	(11.7)	(56.4)	(82.7)	0	(82.7)
By-product credits	(14.6)	(18.0)	(83.9)	(116.5)	2.4	(114.1)
Workers’ participation & Bonus	(1.2)	(1.0)	(7.6)	(9.7)	0	(9.7)
Others	(12.1)	(8.5)	(8.0)	(28.6)	0	(28.6)
Cash cost, net of by-product credits (sold)	316.2	149.3	567.6	1,033.1	(0.8)	1,032.3
Cash cost, net of by-product credits (sold) (per tonne)	1,610.4	1,915.4	1,876.4	1,791.1	0	1,789.8
Non-expansion capital expenditure	18.1	9.8	15.6	43.5	(5.8)	37.7
Sustaining cash cost, net of by-product credits	334.3	159.1	583.2	1,076.6	(6.6)	1,070.0
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,702.6	2,041.0	1,927.9	1,866.5	0	1,855.1
Workers’ participation	1.2	1.0	7.6	9.7	0	9.7
Corporate G&A	0	0	0	0	32.8	32.8
AISC net of by-product credits (sold)	0	0	0	0	0	1,112.5
AISC net of by-product credits (sold) (per tonne)	0	0	0	0	0	1,928.7

Selected Financial Data

For the year ended December 31, 2019

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others(1)	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	186,482	85,411	340,293	612,185	—	612,185
Cost of goods sold	456.5	242.3	956.3	1,655.1	—	1,655.1
Cost of services rendered	(11.0)	(4.0)	(40.4)	(55.4)	—	(55.4)
On-site G&A	5.3	5.0	16.0	26.3	0.2	26.5
Depreciation and amortization	(19.1)	(15.1)	(63.8)	(98.0)	—	(98.0)
By-product credits	(12.6)	(19.1)	(108.9)	(140.6)	—	(140.6)
Workers’ participation & Bonus	(1.7)	(1.2)	(3.8)	(6.6)	(0.0)	(6.6)
Others	(8.0)	(4.5)	0.0	(12.5)	0.0	(12.5)
Cash cost, net of by-product credits (sold)	409.4	203.5	755.4	1.368,3	0.2	1,368.5
Cash cost, net of by-product credits (sold) (per tonne)	2,195.6	2,382.1	2,219.9	2,235.1	—	2,235.4
Non-expansion capital expenditure	26.9	18.7	18.2	63.8	3.8	67.6
Sustaining cash cost, net of by-product credits	436.3	222.1	773.6	1.432,1	4.0	1,436.1
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,339.8	2,600.9	2.273,4	2,339.3	—	2,345.9
Workers’ participation	1.7	1.2	3.8	6.6	0.0	6.6
Corporate G&A	0,0	0.0	0.0	0.0	58.5	58.5
AISC net of by-product credits (sold)	0.0	0.0	0.0	0.0	—	1,501.2
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	2,452.2

Selected Financial Data

For the year ended December 31, 2018

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others(1)	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	197,372	78,106	332,036	607,514	—	607,514
Cost of goods sold	587.7	240.6	1,067.3	1,895.6	(16.9)	1,878.8
Cost of services rendered	(11.5)	(3.5)	(35.9)	(50.8)	—	(50.8)
On-site G&A	4.3	6.6	15.4	26.3	2.2	28.4
Depreciation and amortization	(15.6)	(13.1)	(64.8)	(93.6)	(1.2)	(94.8)
By-product credits	(14.4)	(23.0)	(75.6)	(113.1)	3.8	(109.3)
Workers’ participation & Bonus	(0.9)	(1.0)	(1.5)	(3.4)	(0.0)	(3.4)
Others	—	—	—	—	—	—
Cash cost net of by-product credits (sold)	549.6	206.5	905.0	1,661.0	(12.1)	1,648.9
Cash cost net of by-product credits (sold) (per tonne)	2,784.6	2,643.4	2,725.5	2,734.1	—	2,714.2
Non-expansion capital expenditure	38.7	20.6	19.3	78.6	6.8	85.5
Sustaining cash cost net of by-product credits	588.3	227.1	924.3	1,739.7	(5.3)	1,734.4
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,980.7	2,907.5	2,783.6	2,863.6	—	2,854.8
Workers’ participation	0.9	1.0	1.5	3.4	0.2	3.6
Corporate G&A	—	—	—	—	52.8	52.8
AISC net of by-product credits (sold)(2)	—	—	—	—	—	1,790.7
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	2,947.6

(1) “Others” includes Enercan, inactive operations and non-operational provisions and reversals.

(2) Starting in 2018, certain expenses that were previously presented as General and administrative expenses and Other income and expenses, net in our income statement were reclassified as mineral exploration and project evaluation expenses. As a result of this change, we have adjusted our calculations of AISC.

Business Overview

I.	Information on the Company

Business overview

Overview

We are a leading large-scale, low cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America.

We operate and own five long life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. Our operations are large-scale, modern, mechanized underground and open pit mines. Our mines are proximately located to one another, which creates efficiencies. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 30 largest zinc-producing mines in the world and, combined with our other mining operations, placed us among the top five producers of mined zinc globally in 2020, according to Wood Mackenzie. In addition to zinc, which accounted for 65.0% of our mined metal production in 2020 measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall costs to produce mined zinc. We are also building our sixth underground mine in Brazil, the Aripuanã project. Aripuanã is an underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, with estimated annual average production of 70kt of zinc, 24kt of lead, 4kt of copper, 1.8Moz of silver and 14.5koz of gold, which represents approximately 119kt of zinc equivalent production. Aripuanã production is scheduled to start at the beginning of 2022.

We also own a zinc smelter in Peru (Cajamarquilla) and two zinc smelters in Brazil (Três Marias and Juiz de Fora), which produce metallic zinc, zinc oxide and several by-products. We were the fifth largest producer of refined zinc globally in 2020, according to Wood Mackenzie. Our smelters are the only units in Latin America (excluding Mexico), resulting in benefits from higher premiums. Cajamarquilla is the only operating zinc smelter in Peru and was the seventh largest globally in 2020 by production volume, according to Wood Mackenzie. Peru is the third largest producer of mined zinc in the world, assuring long-term supply of zinc concentrates to Cajamarquilla. Given our proximity to concentrate producers (our own mines and third-party producers), we also benefit from freight parity.

Government authorities in the countries in which we operate, and in particular in Peru, implemented policies in response to the COVID-19 pandemic that negatively affected our financial position, results of operations and cash flows, particularly during the second quarter of 2020. On March 15, 2020, the Peruvian government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. The quarantine period was continuously extended until May 10, 2020.

In light of the government restrictions, Nexa suspended production at the Cerro Lindo, El Porvenir and Atacocha mines, and the Cajamarquilla smelter operated at reduced rates. During this period, mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security protocols. On May 6, 2020, the Peruvian government announced the conditions for the resumption of operations for different sectors, including mining operations above 5ktpd.

The Cerro Lindo and El Porvenir mines restarted operations on May 11, 2020 following the end of the state of emergency and gradually ramped up production in the second and third quarters of 2020. The Cajamarquilla smelter also gradually improved its operating rate from mid-May to July 2020.

The development of our Aripuanã project was also impacted by COVID-19, as we limited the mobilization of people to the site at the end of 1Q20 until mid-2Q20. As a result, the project’s timeline was also affected.

Following the supreme decree published by the Peruvian government that allowed medium-sized mines to restart operations, on June 8, 2020 we announced the resumption of the San Gerardo open pit mine at Atacocha. The Atacocha site includes two mines: the Atacocha underground mine and the San Gerardo open pit mine. As a result of COVID-19 and its impact on the macroeconomic environment, and given our efforts to reduce costs and improve operational efficiency, in June 2020 we also decided that the operations of the higher-cost Atacocha underground mine would remain suspended and placed it under care and maintenance, which it remains to date.

Business Overview

In Brazil, our mining and smelting operations operated at normal levels throughout the year, except for the Juiz de Fora smelter which operated at 60% of its normal production capacity in May and June, in anticipation of a lower market demand, but has since returned to normal operating levels.

As a response to COVID-19, we also took proactive measures to manage our liquidity position by assuming additional debt during the first half of 2020. We added approximately US$300 million to our cash balance through export credit notes in March and in April and a seven-year bond of US$500 million issue in June, using the proceeds to prepay certain existing financial indebtedness.

In 2020, our mining operations produced 313.1 thousand tonnes of zinc contained in concentrates, 28.2 thousand tonnes of copper contained in concentrates, 38.0 thousand tonnes of lead contained in concentrates, 6,826.0 thousand ounces of silver and 16.2 thousand ounces of gold, for a total of 498.3 thousand tonnes of metal on a zinc equivalent basis.

Our smelters produced 587.6 thousand tonnes of zinc metal available for sale in different formats and sizes during 2020, along with by-products, including sulfuric acid, silver concentrate, copper cement and copper sulfate. Our smelters process mostly zinc concentrate, 52.0% of which was sourced from our mines during 2020, and 48.0% purchased from third parties or obtained as secondary raw material. Approximately 99.0% of the total volume of the contained zinc in concentrates produced by our mines was processed by our own smelters in 2020, with the remainder and all our copper and lead concentrates sold to third parties. We market our products in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil and Peru. We also own energy assets (hydroelectric power plants) in both Brazil and Peru, which provide access to a reliable and competitive power supply.

In response to the global COVID-19 pandemic, we also created a Crisis Committee, which includes all executive officers, certain key general managers and personnel to carry out preventive safety and health procedures in our operations and offices. We have implemented several measures to help protect our employees, contractors and local communities and we are working on three main fronts: (1) health, safety and people, (2) business continuity and (3) stakeholders. We also implemented business continuity measures to mitigate and reduce any impacts of the global outbreak on our operations, supply chain and financial situation. Our COVID-19 associated costs during 2020 amounted to US$15 million. The Crisis Committee remains in place and meets weekly. For more information, see “Operating and Financial Review and Prospects—Overview—Executive Summary—COVID-19” below.

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

In October 2017, we completed our initial public offering and listed our common shares on the New York Stock Exchange (“NYSE”) and Toronto Stock Exchange (“TSX”) under the ticker symbol NEXA. In connection with becoming a public company, VM Holding S.A. changed its corporate name to Nexa Resources S.A. and our subsidiaries Votorantim Metais—Cajamarquilla S.A., Votorantim Metais Zinco S.A. and Compañía Minera Milpo S.A.A. changed their corporate names to Nexa CJM, Nexa Brazil and Nexa Peru, respectively.

Business Overview

In 2018, our board of directors approved the construction of the Aripuanã greenfield project, an underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. The project is part of our strategy of further integrating our mining and smelting operations and we believe that we can achieve synergies with our other operations in Brazil including our smelters.

In 2019, we launched the construction phase of the Aripuanã project, and have made progress with respect to developing the mine plan, underground development, building the project infrastructure, procurement and training, among others. In addition, we acquired full ownership of the Aripuanã project through the acquisition of Karmin Exploration Inc. (“Karmin”), which indirectly held a 30.0% interest in the Aripuanã project through its ownership of Dardanelos. As a result of this acquisition, and following the transfer of the Dardanelos 30% interest in the Aripuanã project from Nexa Peru to Nexa Brazil, Nexa Brazil became the owner of 100% of the Aripuanã project in June 2020.

On October 6, 2020, we published an update on the Aripuanã project taking into account revisions based on the impact of COVID-19 and other factors. Throughout 2020, we invested US$187 million to develop the Aripuanã project. Mechanical completion is expected in the fourth quarter of 2021 and production is scheduled to start in early 2022. For additional information, please see “Information on the Company—Mining operations—Greenfield projects—Aripuanã” and Note 32(g) to our consolidated financial statements.

On March 17, 2021, we acquired 29,895,754 common shares of Tinka Resources Limited (“Tinka”) (TSXV & BVL: TK) (OTCPK: TKRFF) from an arm’s length shareholder in a private transaction at a market price of C$0.26 per share. As a result, we own 8.8% of the outstanding common shares of Tinka, which is an exploration and development company with its flagship property being the 100% owned Ayawilca zinc-silver project comprising 170 sq km in central Peru.

Corporate structure and principal subsidiaries

Nexa CJM

Currently, Nexa Resources is the beneficial owner of 99.92% of the outstanding shares of Nexa CJM, and the remaining outstanding shares are owned by Nexa Recursos Minerais S.A. with 0.09% and by other minority shareholders holding 0.001% in aggregate.

Nexa Peru

Currently, Nexa Peru’s share capital consists of 1,309,748,288 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in the capital of the Company nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2020, approximately 67.0 % of the investment shares are free float and 33.0 % are treasury shares.

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

Business Overview

Nexa Brazil

On June 26, 2020, Nexa Brazil, which is 100% owned by Nexa Resources, acquired Nexa Peru’s interest in Mineração Dardanelos Ltda. As a result, Nexa Brazil holds directly and indirectly 100% of the Aripuanã project.

Producing mines and smelters

Our mines are:

•	Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly-owned by Nexa Peru. Operations began in 2007 and, in 2020, the Cerro Lindo mine produced approximately 95.4 thousand tonnes of zinc contained in concentrates, 27.8 thousand tonnes of copper contained in concentrates, 11.6 thousand tonnes of lead contained in concentrates, 2,939.0 thousand ounces of silver contained in concentrates and 4.0 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity to 21.0 thousand tonnes of ore per day.

•	Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil. Operations began in 1969 and, in 2020, the Vazante mine produced approximately 148.0 thousand tonnes of zinc contained in concentrates, 1.3 thousand tonnes of lead contained in concentrates and 383.5 thousand ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.1 thousand tonnes of ore per day.

•	El Porvenir. Our El Porvenir mine is an underground mine located in Peru wholly-owned by Nexa Resources El Porvenir S.A.C. Operations began in 1949 and, in 2020, the El Porvenir mine produced approximately 34.9 thousand tonnes of zinc contained in concentrates, 0.3 thousand tonnes of copper contained in concentrates, 10.9 thousand tonnes of lead contained in concentrates, 2,315.2 thousand ounces of silver contained in concentrates and 5.9 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.5 thousand tonnes of ore per day.

•	Atacocha. Our Atacocha mine is an underground and open pit mine located in Peru wholly-owned by Nexa Resources Atacocha S.A.A. (formerly Compañía Minera Atacocha). Operations began in 1938 and, in 2020, the Atacocha mine produced approximately 9.6 thousand tonnes of zinc contained in concentrates, 10.2 thousand tonnes of lead contained in concentrates, 1,184.7 thousand ounces of silver contained in concentrates and 6.3 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.5 thousand tonnes of ore per day. In response to COVID-19, the uncertain macroeconomic scenario and our efforts to reduce costs and improve operational efficiency, we decided to not resume the higher-cost Atacocha underground mine after the mandatory temporary suspension of our operations in Peru and placed it under care and maintenance, which it remains to date. See Note 1 to our consolidated financial statements for further information.

•	Morro Agudo. Our Morro Agudo mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil. Operations began in 1988 and, in 2020, the Morro Agudo mine produced approximately 25.2 thousand tonnes of zinc contained in concentrates, 4.0 thousand tonnes of lead contained in concentrates and 3.5 thousand ounces of silver contained in concentrates. The ore mill feed material is treated at a concentrate plant that has a processing capacity of 3.4 thousand tonnes per day.

Our smelters are:

•	Cajamarquilla. Our Cajamarquilla smelter, which is wholly-owned by Nexa CJM, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and was the seventh largest zinc smelter in the world in 2020, according to Wood Mackenzie. Cajamarquilla uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 344.4 thousand tonnes of contained zinc per year, Cajamarquilla produced 305.4 thousand tonnes of zinc metal available for sales in 2020 and 340.4 thousand tonnes in 2019. In 2020, 37.2% of the zinc contained in raw material used by Cajamarquilla was sourced from our mines in Peru and 62.8% was purchased from third parties.

Business Overview

•	Três Marias. Our Três Marias smelter, which is wholly-owned by Nexa Brazil, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate from our Morro Agudo mine and uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 192.2 thousand tonnes per year, Três Marias produced 202.8 thousand tonnes of zinc metal and oxide available for sale in 2020 and 197.5 thousand tonnes in 2019. In 2020, 86.4% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 13.6% was purchased from third parties or obtained from secondary feed materials.

•	Juiz de Fora. Our Juiz de Fora smelter, which is wholly-owned by Nexa Brazil, is located in Brazil and began operating in 1980. This smelter uses Roast-Leach-Electrowinning and Waelz Furnace technologies. With a nominal production capacity of 96.9 thousand tonnes per year, Juiz de Fora produced 79.4 thousand tonnes of zinc metal available for sale in 2020 and 86.2 thousand tonnes in 2019. In 2020, 26.3% of the zinc raw material consumption by Juiz de Fora was zinc concentrate sourced from our mining operations, 56.1% was purchased from third parties and 17.6% was obtained from secondary feed materials from electric arc furnace (“EAF”) and brass oxide.

In addition to our operating mines and smelters, we have interests in five greenfield mining projects in Peru (Shalipayco, Magistral, Hilarión, Pukaqaqa and Florida Canyon Zinc) and two in Brazil (Aripuanã, which is currently being developed and is considered a development stage property under a new subpart 1300 of Regulation S-K (“S-K 1300”), and Caçapava do Sul). For more information about these projects, please see “Information on the Company—Mining operations—Growth projects.”

Mining Operations

Mining operations

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Mining Operations

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production in each metal and zinc equivalent production in each of our operating mines.

To calculate the zinc equivalent production for the years ended December 31, 2020, 2019 and 2018, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2020, namely, US$2,267.0 per tonne (US$1.03 per pound) for zinc, US$6,180.6 per tonne (US$2.80 per pound) for copper, US$1,825.6 per tonne (US$0.83 per pound) for lead, US$20.5 per ounce for silver and US$1,769.6 per ounce for gold.

Mining Operations

	For the Year Ended December 31,
	2020	2019	2018
Treated Ore (in tonnes)	10,853,740	13,001,535	13,051,365
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	313,074	361,061	372,793
Copper (in tonnes)	28,154	38,184	39,029
Lead (in tonnes)	38,009	51,349	52,267
Silver (in oz)(1)	6,825,882	8,900,995	7,992,167
Gold (in oz)	16,179	24,955	29,224
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalent)	210,380	271,841	278,673
El Porvenir (in tonnes of zinc equivalent)	70,106	109,241	103,324
Atacocha (in tonnes of zinc equivalent)	33,459	54,358	57,482
Vazante (in tonnes of zinc equivalent)	152,539	142,878	145,237
Morro Agudo (in tonnes of zinc equivalent)	31,829	31,052	34,209
Total	498,313	609,371	618,926

(1)	Silver volumes include silver in lead concentrate produced in Vazante.

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Average Ore Grade
Zinc (%)	3.28	3.16	3.27
Copper (%)	0.33	0.37	0.38
Lead (%)	0.49	0.52	0.53
Silver (in ounces per tonne)	0.90	0.94	0.91
Gold (in ounces per tonne)	0.005	0.006	0.005

Each mine consists of one mine, one treatment plant and related infrastructure. We summarize below information as of December 31, 2020 for each of our five mines. For further information about our greenfield projects, including the Aripuanã project, which is in construction, see “Greenfield projects—Aripuanã.” For an overview of our reserves and resources, see “Mineral Reserves and Resources—Disclosure of mineral reserves and resources”, “Mineral Reserves and Resources—Mineral Reserves” and “Mineral Reserves and Resources—Mineral Resources.”

Cerro Lindo

Location and means of access

The Cerro Lindo mine is an underground, polymetallic mine located in the Chavín District, Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topara River valley to the mine site. Internal roadways connect the various mine site components. The site is located at an average elevation of 2,000 meters above sea level.

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

Title, leases and options

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions and one beneficiation concession, totaling approximately 43,750.2 hectares.

Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site, access roads, power transmission line and water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant, and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

Cerro Lindo is not currently subject to third-party royalties. When the current tax stability agreement expires in 2021, Nexa Peru will be required to pay levies to the Peruvian government for 2022. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework.” As of December 31, 2020, Nexa Peru had a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction.

Cerro Lindo holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental impact assessments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Mineralization

Cerro Lindo is classified as a volcanogenic massive sulfide (“VMS”) deposit. The Cerro Lindo deposit is 1,500 meters long, 1,000 meters wide, and has a current vertical development of 470 meters below the surface. Mineralization consists of at least 10 discrete mineralized zones. The Cerro Lindo deposit comprises lens-shaped massive bodies, composed of pyrite (50.0% to 90.0%), yellow sphalerite, brown sphalerite, chalcopyrite, and minor galena. Significant barite is present mainly in the upper portions of the deposit. A secondary-enrichment zone, composed of chalcocite and covellite, has formed near the surface where massive sulfides have oxidized. Silver-rich powdery barite remains at the surface as a relic of sulfide oxidation and leaching.

During 2020, we completed approximately 60.4 km of diamond drilling, divided between exploration and infill drilling. By the end of 2020, we drilled 23.2 km in 62 drill holes from underground for the exploratory program. The brownfield drilling program confirmed the continuity of the northwest mineralization of the orebody OB-13 and the continuity of mineralization in the upper zones of northwest and southeast extensions of the orebody OB-5B. In OB-14 mineralization was confirmed between mine levels 1,800 and 1,900 and showed continuity to the southeast. These bodies are located in the mineralized volcanic system and all of our newly discovered mineralizations are currently located in the south of the Topará River.

During 2021, we expect to complete a total of 35.1 km of exploratory drilling. Our objective is to continue the exploratory drilling program towards the OB-14, OB-8, OB-9, OB-6 and OB-12 projections to determine the continuity of the orebody deposits. In addition, in March 2021, we intend to start the underground drilling of Pucasalla Este and Patahuasi-Millay targets and the surface drilling program at the Pucasalla target.

In 2020, we spent US$4.1 million in exploration expenses for Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis and geological research works. We have budgeted US$7.1 million for mineral exploration expenses in 2021.

Mining Operations

For additional information, see the Technical Report Summary on Cerro Lindo, filed as Exhibit 15.1 of this annual report on Form 20-F.

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

In 2020, we spent US$26.9 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development, equipment replacement and other major infrastructure projects.

Production

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 21,000 tonnes of ore per day. The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity.

The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2020 was significantly lower than 2019 due to the effects of the COVID-19 pandemic and associated production interruptions from March 18 to May 10, 2020, the period in which mandatory lockdown measures were in place. For more information on the impact of the COVID-19 pandemic on Nexa’s operations, see “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations,” “Operating and Financial Review and Prospects—Overview—Executive Summary” and “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—COVID-19.”

	For the Year Ended December 31,
	2020	2019	2018
Treatment ore (in tonnes)	5,482,211	6,799,747	6,914,653
Average ore grade
Zinc (%)	1.93	2.05	2.07
Copper (%)	0.59	0.64	0.64
Lead (%)	0.29	0.25	0.25
Silver (ounces per tonne)	0.78	0.69	0.69
Gold (ounces per tonne)	0.003	0.002	0.002
Metal contained in concentrates production
Zinc (in tonnes)	95,426	126,310	130,349
Copper (in tonnes)	27,820	37,678	38,338
Lead (in tonnes)	11,590	12,256	12,761
Silver (in oz)	2,938,985	3,250,479	3,343,551
Gold (in oz)	4,020	4,458	4,129
Cash Cost, net of by-product credits (in US$/t)	(8.7)	356.0	(50.4)
Cash Cost, net of by-product credits (in US$/lb)	(0.4)	0.16	(0.02)
Capital Expenditures (in millions of US$)	27.7	50.5	25.9

Mining Operations

Mineral Reserves and Mineral Resources

Cerro Lindo – Year End Mineral Reserves as of December 31, 2020

			Grade					Contained Metal
Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
(%)(2)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	29.37	1.71	0.60	20.9	0.23	-	501.5	177.3	19,702	66.1	-

80.16%	Probable	22.73	1.08	0.62	21.5	0.18	-	246.4	141.8	15,770	40.0	-

	Subtotal	52.10	1.44	0.61	21.2	0.20	-	747.9	319.1	35,472	106.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
3.	Numbers may not add due to rounding.
4.	The qualified person for mineral reserves is SLR Consulting, an independent mining consulting firm.

The Cerro Lindo Mineral Reserves estimates in the table above are based on costs and modifying factors from the Cerro Lindo mine. Mining methods include sub-level open stoping (“SLS”) for the majority of the Mineral Reserves, and some sill pillar recovery using cut and fill (“C&F”) methods. Mineral Reserves were reported using NSR cut-off values of US$33.56/t processed for SLS and US$49.90/t processed for C&F, respectively. A number of incremental stopes (down to US$26.16/t NSR value) are included in the estimate. A minimum mining width of 5.0 and 4.0 meters was used for SLS and C&F methods, respectively, inclusive of recovery losses and dilution. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for mineral reserves are based on consensus, long term forecasts from banks, financial institutions and other sources. Mineral reserves are estimated using average long-term metal prices of zinc: US$2,494.90/t (US$1.13/lb); lead: US$1,956.00/t (US$0.89/lb); copper: US$6,457.90/t (US$2.93/lb) and silver: US$16.85/oz. The current LOM plan continues to 2029.

For more information, see Section 12 of our Technical Report Summary for Cerro Lindo filed as Exhibit 15.1 of this annual report on Form 20-F.

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2020 versus December 31, 2019

Contained Metal
		Tonnage	Zinc	Copper	Silver	Lead	Gold
Ownership (%)(1)	Class	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	+7.85	+171.5	+41.9	+6,530	+26.0

80.16%	Probable	-4.12	-35.0	-37.7	-387	+2.4

	Subtotal	+3.73	+136.5	+4.2	+6,143	+28.4
(1)	The information presented in this table includes 100% of the mineral reserves estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Overall, Cerro Lindo’s mineral reserves have increased, mainly due to the addition of new mineralization domains as a result of exploration diamond drilling, improvement in mineral resources estimates, improvements on mining constraints and slightly lower marginal NSR cut-off values. For more information, see Sections 11 and 12 of our Technical Report Summary for Cerro Lindo filed as Exhibit 15.1 of this annual report on Form 20-F.

Mining Operations

Cerro Lindo – Year End Mineral Resources as of December 31, 2020

			Grade					Contained Metal
Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
(%)(2)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Measured	4.40	2.00	0.67	19.6	0.20	-	87.8	29.4	2,774	8.9	-

	Indicated	3.46	1.37	0.45	25.0	0.25	-	47.3	15.5	2,776	8.8	-
80.16%
	Subtotal	7.86	1.72	0.57	22.0	0.22	-	135.1	44.9	5,550	17.6	-

	Inferred	8.71	1.28	0.33	31.2	0.35	-	111.1	29.1	8,748	30.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for mineral resources is SLR Consulting, an independent mining consulting firm.

The Cerro Lindo Mineral Resources estimates in the table above were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the ordinary kriging (“OK”) and inverse distance cubed (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. The Cerro Lindo Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 5.0 m and 4.0 m for SLS and C&F for resource shapes respectively, and used NSR cut-off value of US$33.56/t for SLS and US$49.90/t for C&F. NSR cut-off values for Cerro Lindo’s Mineral Resources estimate are based on an average long-term zinc price of US$2,869.14/t (US$1.30/lb), a lead price of US$2,249.40/t (US$1.02/lb), a copper price of US$7,426.59/t (US$3.37/lb) and a silver price of US$19.38/oz.

For more information, see Section 11 of our Technical Report Summary for Cerro Lindo filed as Exhibit 15.1 of this annual report on Form 20-F.

Vazante

Location and means of access

The Vazante mine is an underground and open pit, polymetallic mine located about 8.5 km from the municipality of Vazante, in the state of Minas Gerais, Brazil. The project area has elevations ranging from 690 to 970 meters above sea level. Access from Brasilia is via federal highway BR-040 toward Paracatu. Internal roadways connect the various mine-site components. Concentrates are trucked about 250 km to the Três Marias smelter. The closest commercial airport is located in Brasilia. The Vazante municipal airport for light aircraft is adjacent to the mine site.

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

Mining Operations

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante project. Mineral concessions are divided into core tenements, where the known mineral deposits are located and where we have active mining operations, and the surrounding exploration concessions. Nexa Brazil holds two mining concessions and one group of mining concessions in the core area that have a total area of 2,091.1 hectares. The group of mining concessions comprises six mining concessions, totalling an area of 819.5 hectares. The mineral reserves and resources are located within the limits of seven mining concessions with an area of 1,864.6 hectares, which host the active mining operations. One mining concession (tenement # 14.840/1967), which is part of the group of mining concessions, has a potential to host zinc and lead mineralization, however it does not yet have associated mineral reserves and resources.

Nearby the main area, Nexa Brazil also holds 62 exploration licenses totalling 50,076.8 hectares, two rights to apply for mining concession totalling 374.2 hectares, one mining application totalling 190.0 hectares and one mining concession application totalling 52.5 hectares, in addition to the core tenements.

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

Nexa Brazil holds nine licenses for water management and water use in the operations. Nexa Brazil has lodged renewal applications, where applicable, for the water management.

The Vazante Operation holds several permits in support of the current operations. The main instrument to regulate the Vazante Operation is a set of operating licenses issued by the COPAM from the state of Minas Gerais. The licenses are active, some of them under renewal process.

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

In 2020, we completed approximately 4.6 km of diamond drilling, divided between exploratory and brownfield drilling. The focus was on the extension of the Vazante mine ore bodies, exploring the targets Lumiadeira, Extremo Norte and shallow calamine mineralization in the Extremo Norte area. In addition, drilling activity confirmed the presence of Pink Dolomite, a typical host rock of Vazante Ore and Sungem Target. Exploratory drill holes intersected occurrences of sphalerite in a hydrothermal breach with white dolomite.

In 2020, we spent US$0.8 million on brownfield projects for life of mine extension, including exploration project maintenance and geological activities. In 2020, we drilled 13 exploration drill holes, totaling 4.6 km. We have budgeted US$1.7 million for the project during 2021 and we expect to drill 10.5 km.

We also performed 324 diamond drill holes, totaling 46.1 km aimed mineral resources classification in the Vazante mine. The focus of this campaign was north of Extremo Norte and south of Lumiadeira.

Mining Operations

Operations and infrastructure

The Vazante operation consists of two mechanized underground mines, the Vazante Mine and Extremo Norte Mine, currently operating at a rate of approximately 1.5 Mtpy. Production drilling operations have been performed by company personnel using a variety of drilling machines throughout the history of the Vazante mine.

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

The power supply to the Vazante operation is provided by two independent 138 kV transmission lines that feed the site and that can provide up to 55 MW. There are two 23/40 MVA transformers in the surface substation at the Vazante Operation and power is distributed to other areas of the mine at 13.8 kV and 440 V via transformer secondaries to power mine equipment. The power demand by 2026 is expected to reach approximately 46 MW as dewatering demands continue to grow. A new transmission line from Paracatu to Vazante of 60 MW capacity is under construction by Companhia Energética de Minas Gerais S.A (“CEMIG”) and is expected to be completed in March 2021. There are two 700 kVA diesel generators on site to provide backup power in case of main line interruption. The price of electrical energy is budgeted at R$0.288/kWh for 2021.

In 2020, we spent US$21.9 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure. In addition, we invested US$13.0 million in capital expenditures related to the Vazante mine deepening, focusing on expansion. For more information, see “Information on the Company—Mining Operations—Growth Projects—Vazante mine deepening project.”

In March 2021, during a regular inspection of the Extremo Norte mine in Vazante, we identified that the area around the main access and the escape route of the mine presented above-normal ground displacements. The Extremo Norte mine requires dewatering of the aquifer for its operations, which leads to depressurization and may cause local disturbances in the rock mass around the mine. As a preventive measure, activities in this area have been temporarily suspended. The Nexa team, supported by outside experts, is conducting a detailed analysis of the geological and geotechnical conditions in order to ensure the safety of workers and the resumption of mine activities.

Production

The Vazante mine is in the production stage and has a treatment plant with a nominal design processing capacity of approximately 4,400 tonnes of ore per day. The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Treatment ore (in tonnes)	1,622,927	1,407,199	1,374,380
Average ore grade
Zinc (%)	10.43	11.45	12.13
Lead (%)	0.36	0,31	0.34
Silver (ounces per tonne)	0.63	0.57	0.62
Metal contained in concentrate production
Zinc (in tonnes)	147,990	139,041	140,842
Lead (in tonnes)	1,333	1,015	1,180
Silver (in oz)	383,509	333,141	380,190
Cash cost, net of by-product credits (in US$/t)	1,180.6	1,138.5	834.5
Cash cost, net of by-product credits (in US$/lb)	53.6	0.52	0.38
Capital Expenditures (in millions of US$)	37.6	70.0	89.9

Mining Operations

Mineral Reserves and Mineral Resources

Vazante – Year End Mineral Reserves as of December 31, 2020

			Grade					Contained Metal
Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
(%)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	8.44	8.40	─	15.2	0.24	─	708.8	─	4,125	20.6	─

100%	Probable	8.24	8.83	─	12.2	0.21	─	727.9	─	3,241	17.4	─

	Subtotal	16.68	8.61	─	13.7	0.23	─	1,436.7	─	7,367	38.0	─

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Numbers may not add due to rounding.
3.	The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm.

The Vazante Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante mine, as well as operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The two main mining methods are sublevel open stoping (“SLOS”) and vertical retreat mining (“VRM”). The Vazante Mineral Reserves are estimated at a NSR cut-off value of US$47.49/t processed. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment and refining costs, as well as mine operating costs. A minimum mining width of 4.0 m was applied and average bulk density of 3.1 t/m3. Mineral reserves are estimated using average long-term metal prices of zinc: US$2,494.90/t (US$1.13/lb); lead: US$1,956.00/t (US$0.89/lb); silver: US$16.85/oz (using an average long term U.S. dollar to Brazilian real exchange rate of 4.84), and metallurgical recoveries are based on recovery curves derived from historical processing data. Long-term metal prices used for mineral reserves are based on consensus and long term forecasts from banks, financial institutions and other sources. The current LOM plan continues to 2031.

For more information, see Section 12 of our Technical Report Summary for Vazante filed as Exhibit 15.3 of this annual report on Form 20-F.

Vazante – Net Difference in Mineral Reserves between December 31, 2020 versus December 31, 2019

			Contained Metal
		Tonnage	Zinc	Copper	Silver	Lead	Gold
Ownership (%)(1)	Class	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	-0.03	-71.7		+52	-3.6

100%	Probable	-0.84	-86.4		-11	-4.4

	Subtotal	-0.87	-158.1		+41	-8.0
(1)	The information presented in this table includes 100% of the mineral reserves estimates for the property.

Overall, as of December 31, 2020 the Mineral Reserves of Vazante have decreased mainly due to depletion through mining. For more information, see Sections 11 and 12 of our Technical Report Summary for Vazante filed as Exhibit 15.3 of this annual report on Form 20-F.

Mining Operations

Vazante – Year End Mineral Resources as of December 31, 2020

			Grade					Contained Metal
Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
(%)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Measured	3.40	6.91	─	8.4	0.18	─	235.0	─	918	6.2	─

	Indicated	2.88	6.84	─	5.6	0.14	─	196.8	─	522	4.0	─
100%
	Subtotal	6.28	6.88	─	7.1	0.16	─	431.6	─	1,440	10.2	─

	Inferred	13.85	6.86	─	9.5	0.18	─	950.1	─	4,217	25.6	─

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
3.	Numbers may not add due to rounding.
4.	The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm.

The Vazante Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. The mineral resources at Vazante comprise three styles of mineralization. The first style of mineralization is represented by the hypogene (willemite) mineralized zones that are found in the underground portions of the Vazante and Extremo Norte deposits. The second style of mineralization is represented by the supergene (calamine) mineralized zones found in the Cava 3A, Matas dos Paulistas, and Braquiara areas of the Extremo Norte and Vazante deposits. This supergene (calamine) mineralization is referred to at the Vazante Operation as calamine mineralization and comprises a mixture of smithsonite and hemimorphite minerals. The third type of mineralization comprises tailings that are contained within the Aroeira TSF. The material found in the Aroeira tailings comprise a mixture of hypogene (willemite) and supergene (calamine) minerals. The Mineral Resource statements for the underground hypogene (willemite) mineralization are prepared within reporting panels prepared using the native functions and workflows available through the Deswik mine modelling software package considering spatial continuity, a minimum width of three meters and a NSR cut-off value of US$47.49/t for SLS and US$74.96/t for run and pillar (“R&P”). The Mineral Resource estimates for the supergene (calamine) mineralization are prepared using an open pit shell that considers appropriate metal prices, mining costs, metallurgical recoveries and geotechnical considerations. The Mineral Resources are estimated at an NSR cut-off value of US$20.16/t for soil and US$20.02/t for fresh rock and transition material. The Mineral Resource statements for the tailings at Vazante are reported considering the material with an NSR value of greater than US$20.62/t which lies above the original topographic surface. All NSR cut-off values for Mineral Resources at Vazante are estimated using average long-term metal prices of zinc: US$2,869.14/t (US$1.30/lb), lead: US$ 2,249.40/t (US$1.02/lb) and silver: US$19.38/oz (using an average long-term U.S. dollar to Brazilian real exchange rate of 4.84), and metallurgical recoveries are based on recovery curves derived from historical processing data.

For more information, see Section 11 of our Technical Report Summary for Vazante filed as Exhibit 15.3 of this annual report on Form 20-F.

El Porvenir

Location and means of access

The El Porvenir mine is an underground, polymetallic mine located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located in the central Andes mountains region of Peru, at approximately 4,200 meters above sea level. The mine is situated at kilometer 340 of the Carretera Central Highway (Lima—Huánuco route), 13 km from the city of Cerro de Pasco. The mine is located in the Central Cordillera zone, which contains the communities of Parán, Lacsanga and Santo Domingo de Apache.

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. We have been investing in the mine since then and, in 2012, production reached its current capacity of 6,500 tonnes per day. In 2013, we commenced the integration process with the Atacocha mine. In 2015, El Porvenir tailings deposit was integrated with Atacocha’s. In 2016, we worked on integrating the energy supply between the two mines. In 2019, the two underground mines were connected allowing us to initiate an exploration program in the integration area. In 2020, in response to COVID-19 and based on our cost management strategy, the integration process was temporarily suspended and Atacocha’s underground operations were not resumed after the mandatory restriction period from the Peruvian Government was lifted in June. For additional information on the integration of the El Porvenir and Atacocha mines, see “Information on the Company—Mining operations—Growth projects—Pasco mining complex” below.

Mining Operations

Title, leases and options

The El Porvenir mine is owned by Nexa Resources El Porvenir S.A.C., a subsidiary of Nexa Peru in which Nexa Peru has a 99.99% equity interest.

The El Porvenir mine has a total of 25 concessions covering approximately 4,846.8 hectares, as well as a beneficiation plant, “Acumulacion Aquiles 101.” With respect to the surface property at El Porvenir project, there is a mining site of 450.8 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

Mining operations at the El Porvenir mine are subject to certain royalties payable by Nexa Resources El Porvenir S.A.C. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

The El Porvenir Mine holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental management instruments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

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

In 2020, we completed approximately 37.6 km of diamond drilling, divided between exploratory and infill drilling. The 2020 exploration program at El Porvenir was directed to increasing mineral resources, drilling the high-altitude zones of the mine (above the 3,700 meter level) and looking for new mineralized zones. The exploration program identified silver, lead, zinc and gold mineralization along the strike, based on the surface and underground drilling program in the target Sara, which is open for expansion.

We spent approximately US$2.7 million on the El Porvenir brownfield project in 2020, including in exploration project maintenance and geological activities. In 2020, we drilled 42 drill holes totaling 16.1 km at El Porvenir. We have budgeted US$3.2 million for the project during 2021 and we expect to drill 18.0 km.

For additional information, see the Technical Report Summary on El Porvenir, filed as Exhibit 15.2 of this annual report on Form 20-F.

Mining Operations

Operations and infrastructure

Most of the exploration is generally conducted simultaneously with underground development, which involves diamond core drilling and channel sampling following underground drifting.

The El Porvenir project site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities and maintenance buildings for underground and surface equipment. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, hydroelectric power generation, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

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

In 2020, we spent US$13.0 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

Production

The El Porvenir mine is in the production stage and has a treatment plant capacity of 6,500 tonnes of ore per day. The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2020 was significantly lower than in 2019 due to the economic effects of the COVID-19 pandemic and related production interruptions from March to May 2020. For more information on the impact of the COVID-19 pandemic on Nexa’s operations, see “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations,” “Operating and Financial Review and Prospects—Overview—Executive Summary” and “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—COVID-19.”

	For the Year Ended December 31,
	2020	2019	2018
Treatment ore (in tonnes)	1,502,618	2,120,765	2,149,927
Average ore grade
Zinc (%)	2.65	2.92	3.04
Copper (%)	0.17	0.15	0.15
Lead (%)	0.93	1.01	0.98
Silver (ounces per tonne)	2.00	2.08	1.92
Gold (ounces per tonne)	0.01	0.02	0.01
Metal contained in concentrate production
Zinc (in tonnes)	34,867	54,689	57,872
Copper (in tonnes)	334	465	567
Lead (in tonnes)	10,858	16,914	16,641
Silver (in oz)	2,315,181	3,412,656	2,533,801
Gold (in oz)	5,899	11,191	9,664
Cash Cost, net of by-product credits (in US$/t)	1,338.0	1,372.9	1,192.9
Cash Cost, net of by-product credits (in US$/lb)	60.7	0.62	0.54
Capital Expenditures (in millions of US$)	12.9	32.9	25.6

Mining Operations

Mineral Reserves and Mineral Resources

El Porvenir – Year End Mineral Reserves as of December 31, 2020

			Grade					Contained Metal
Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
(%)(2)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	3.76	3.76	0.25	62.9	0.98	-	141.3	9.5	7,602	36.9	-

80.16%	Probable	10.09	3.74	0.22	62.8	0.85	-	377.6	22.4	20,364	85.5	-

	Subtotal	13.85	3.75	0.23	62.8	0.88	-	518.9	31.9	27,966	122.4	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the mineral reserves estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
3.	Numbers may not add due to rounding.
4.	The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm.

The El Porvenir Mineral Reserves estimates in the table above were prepared using DSO, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. Production stope shapes for C&F and SLS mining methods use only measured and indicated mineral resources, satisfy minimum mining widths of 5.0 m independent of the mining method and NSR cut-off values that are calculated per zone and mining method. For the C&F mining method, the values vary from US$59.75/t at the lower zone to US$63.37/t at the mine deepening zone. For SLS the values vary from US$56.44/t at the lower zone to US$60.06/t at the mine deepening zone. Mineral reserves were estimated as measured and indicated mineral resources contained within stope shapes and development design, and are reported inclusive of extraction losses and dilution. Mineral Reserves are estimated using average long-term metal prices of zinc: US$2,494.90/t (US$1.13/lb); lead: US$1,956.00/t (US$0.89/lb); copper: US$6,457.90/t (US$2.93/lb) and silver: US$16.85/oz, metallurgical recoveries are based on recovery curves derived from historical processing data.

For more information, see Section 12 of our Technical Report Summary for El Porvenir filed as Exhibit 15.2 of this annual report on Form 20-F.

El Porvenir – Net difference in Mineral Reserves between December 31, 2020 versus December 31, 2019

			Contained Metal
		Tonnage	Zinc	Copper	Silver	Lead	Gold
Ownership (%)(1)	Class	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	-3.23	-104.3	-5.2	-4,155	-20.5

80.16%	Probable	+0.87	+23.5	-0.1	+7,702	+20.8

	Subtotal	-2.36	-80.7	-5.4	+3,547	+0.3

(1)	The information presented in this table includes 100% of the Mineral Reserves estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Overall, as of December 31, 2020 the Mineral Reserves of El Porvenir are lower than the Mineral Reserves for the same period in 2019. The differences are primarily due to a better understanding of mining constraints and non-recoverable areas, decrease tonnage in model due to reinterpretation and higher cut-off values. For more information, see Sections 11 and 12 of our Technical Report Summary for El Porvenir filed as Exhibit 15.2 of this annual report on Form 20-F.

Mining Operations

El Porvenir – Year End Mineral Resources as of December 31, 2020

			Grade					Contained Metal
Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
(%)(2)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Measured	0.23	2.59	0.23	63.5	0.99	-	6.0	0.5	471	2.3	-

	Indicated	1.33	2.93	0.20	63.3	0.89	-	39.0	2.6	2,715	11.9	-
80.16%
	Subtotal	1.56	2.87	0.20	63.4	0.91	-	45.0	3.2	3,186	14.2	-

	Inferred	8.47	3.60	0.23	78.4	0.95	-	305.0	19.8	21,345	80.8	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the mineral resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm.

The El Porvenir Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. The Mineral Resources in El Porvenir are contained in four zones: (i) zona alta (upper zone), (ii) zona intermedia (intermediate zone), (iii) zona Baja (lower zone) and (iv) profundizacion zona (mine deepening zone). Mineral Resources at El Porvenir underground mines are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining size and continuity criteria, and using NSR cut-off values of US$60.06/t for the upper zone, US$61.09/t for the intermediate zone, US$59.75/t for the lower zone and US$63.37/t for the mine deepening zone for C&F resource shapes. A minimum mining width of 4.0 m was used for C&F resource shapes. NSR cut-off values for El Porvenir’s mineral resources estimates are based on an average long-term zinc price of US$2,869.14/t (US$1.30/lb), a lead price of US$2,249.40/t (US$1.02/lb), a copper price of US$7,427.59/t (US$3.37/lb) and a silver price of US$19.38/oz.

For more information, see Section 11 of our Technical Report Summary for El Porvenir filed as Exhibit 15.2 of this annual report on Form 20-F.

Atacocha

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

The Atacocha mine holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental management instruments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Mining Operations

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit mine. As discussed below under “—Production”, the underground mine is currently suspended, but mining continues in the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant.

In 2020, we spent US$15.2 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

Mineralization Developments

In 2020, we completed approximately 20.9 km of diamond drilling, divided between exploratory and infill drilling. The 2020 exploration program at Atacocha was focused on increasing mineral resources in the high and low-altitude zones of the mine (at the 3,300 meter level) and finding new mineralized zones. The drilling program identified zinc, lead, copper, silver, and gold mineralization along the strike of Veta 27, which is open for expansion.

We spent approximately US$0.9 million on the Atacocha brownfield project in 2020, including exploration project maintenance and geological activities. In 2020, we drilled 9 drill holes totaling 3.4 km at Atacocha. We have budgeted US$0.5 million for the project during 2021 and we expect to drill 3.0 km of diamond drilling.

Atacocha does not currently have any estimated Mineral Reserves and is considered an exploration stage property under S-K 1300. Atacocha is not considered a material property for the purposes of S-K 1300.

Production

The Atacocha mine has a treatment plant capacity of 4,500 tonnes of ore per day. The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2020 was significantly lower than in 2019 due to the effects of the COVID-19 pandemic and associated production interruptions from March 2020 to June 2020. On June 8, 2020, following the Peruvian government’s decree allowing medium-sized mines to restart operations, we announced that Atacocha would resume operations at the San Gerardo open pit mine in mid-June. However, in light of the current macroeconomic environment and the uncertain time for recovery from effects of the COVID-19 pandemic, in June 2020 we decided that the higher-cost Atacocha underground mine would remain suspended due to our efforts to reduce costs and improve our operational efficiency, placing it under care and maintenance. We have not yet defined how long the underground mine’s suspension will last and the decision will depend on an improvement in the mine’s economic viability.

In addition, in December 2020, a local community group’s protest activities blocked road access to the Atacocha mine, leading to the temporary suspension of operations at the San Gerardo open pit mine until January 2021, when operations were resumed. In March 2021, new protest activities blocked road access to the Atacocha processing plant and, as of the date of this annual report, the San Gerardo open pit mine is temporarily suspended. Mining activities are limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security. The Company continues to pursue active dialogue with the local community and authorities for peaceful resolution of this situation.

	For the Year Ended December 31,
	2020	2019	2018
Treatment ore (in tonnes)	1,065,363	1,505,428	1,551,472
Average ore grade
Zinc (%)	1.20	1.43	1.43
Copper (%)	0.05	0.08	0.10
Lead (%)	1.15	1.30	1.18
Silver (ounces per tonne)	1.39	1.52	1.42
Gold (ounces per tonne)	0.01	0.01	0.02
Metal contained in concentrate production
Zinc (in tonnes)	9,614	16,668	17,323
Copper (in tonnes)	0	40	125
Lead (in tonnes)	10,210	16,464	15,595
Silver (in oz)	1,184,750	1,882,138	1,678,920
Gold (in oz)	6,260	9,306	15,431
Cash cost, net of by-product credits (in US$/t)	17.8	1,052.0	1,115.5
Cash cost, net of by-product credits (in US$/lb)	0.8	0.48	0.51
Capital Expenditures (in millions of US$)	15.3	11.8	16.9

Mining Operations

Morro Agudo

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

The Morro Agudo operation holds several permits in support of the current operations. The main instrument to regulate the operation is a set of operating licenses issued by the Environmental Agency from the state of Minas Gerais. The licenses are active, some of them under renewal process.

The Ambrosia mine in Morro Agudo reached the end of its life of mine during the fourth quarter of 2020 and operations were suspended due to the uncertainties associated with the geological model of the area, safety considerations and a greater movement of ore compared to the original plan. Due to the mine closure, Nexa reviewed Ambrosia’s portfolio of assets and analyzed the possibility of using these assets in other operations, such as the Bonsucesso mine, which is currently in the feasibility study phase. Since this project is still under feasibility studies, we recognized an impairment loss in the total amount of US$10 million. For more information, see Note 23(c) to our consolidated financial statements.

In 2020, we spent US$4.1 million on sustaining capital expenditures for this property, primarily associated with the mine development and maintenance of plant and equipment.

Mineralization Developments

Exploration activities conducted to date have included geological mapping; rock chip, pan concentrate, stream sediment, and soil sampling; airborne and ground geophysical surveys and drilling. In 2020, the brownfield exploration program was directed towards intensifying the diamond drilling work at the Bonsucesso target, confirming zinc and lead mineralization along the strike of the mineralized zone and opening the potential to extend de mineralized bodies. In additional, Nexa performed additional 114 diamond drill holes in Morro Agudo mine with the purpose of Mineral Resources conversion, totaling 18.1 km of drilling.

Our expenditures for the Morro Agudo project in 2020 were US$1.4 million, primarily related to exploration and geological activities. In 2020, we drilled 32 exploration drill holes, including Bonsucesso and regional targets, totaling 12.2 km. For 2021, have budgeted a total of US$1.8 million in mineral exploration expenditures and we expect to drill 9.3 km.

Morro Agudo does not currently have any estimated Mineral Reserves and is considered an exploration stage property under S-K 1300. Morro Agudo is not considered a material property for the purposes of S-K 1300.

Mining Operations

Production

The Morro Agudo mine has a treatment plant capacity of 3,400 tonnes of mill feed per day. The table below summarizes the Morro Agudo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Treatment ore (in tonnes)	1,180,621	1,168,396	1,060,932
Average ore grade
Zinc (%)	2.41	2.33	2.70
Lead (%)	0.49	0.52	0.71
Metal contained in concentrate production
Zinc (in tonnes)	25,177	24,353	26,408
Lead (in tonnes)	4,019	4,700	6,097
Silver (in oz)	3,458	22,581	55,704
Cash cost, net of by-product credits (in US$/t)	1,726.9	2,076.7	1,363.8
Cash cost, net of by-product credits (in US$/lb)	78.3	0.94	0.62
Capital Expenditures (in millions of US$)	9.0	15.9	13.3

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

Growth projects

Vazante mine deepening project

One of our main brownfield projects is the Vazante Mine Deepening Project, which involves extending the mine life of Vazante mine from 2022 until 2028. The total capital expenditures related to this project in 2020 totaled US$13.0 million and we expect to invest an additional US$2.2 million in 2021. This project began in 2013 and is expected to be completed in 2022.

In addition, we are conducting exploration activities below the mine’s current level of operation and alongside the ore body, which we believe will maintain the Vazante mine’s production at 135,000 tonnes of zinc per year until 2031. As part of this project, we are investing in ongoing exploration activities and infrastructure, including expansion of an underground pumping station, an increase in the capacity of the ventilation system, emergency paths, access ramps, electrical networks and substations. During 2020, we assembled and commenced operating the EB347 pumping station.

Bonsucesso

The Bonsucesso project is a brownfield underground mine project that belongs to the Morro Agudo complex (Ambrosia Trend) and is expected to extend the life of mine of the Morro Agudo complex. The project is located 8 km north of the Ambrosia Sul mine and approximately 60 km north of the Morro Agudo mine. The run-of-mine of Bonsucesso will feed the Morro Agudo processing plant.

The project is currently in the feasibility study stage which was placed on hold in 2020 in response to the COVID-19 pandemic. We estimate that we will finalize the study by year-end 2021, when we expect to evaluate the development of the project. Construction will depend on the results of the feasibility study and approval of the project by our board. The total investments related to this project, as of December 31, 2020, totaled US$9.5 million, which includes all project studies (from the scoping study to the feasibility study) and anticipated expenses related to construction and operating infrastructure. The mine will be treated as a satellite mine for the Morro Agudo complex considering that minimum operational facilities are expected at the site and that the Morro Agudo plant will be used for ore processing. Studies are also being carried out to define if the Bonsucesso project will have synergy with the Ambrosia facilities.

Mining Operations

In 2020, the exploration program was focused on the northern part (infill program) and the central part (extension) of the Bonsucesso deposit, confirming mineral resources and extending the mineralization. Regionally, some drill holes were drilled in the south trend of Ambrosia Mine to investigate the potential mineralized structures.

Also in 2020, the project obtained the environmental approval for the installation phase.

Our expenditures for this project in 2020 were US$1.4 million, which was primarily related to exploration and geological activities. In 2020, we drilled 32 exploration drill holes, including Bonsucesso and regional targets, totaling 12.2 km. We have budgeted US$1.8 million in mineral exploration in expenditures for 2021 and we expect to drill 9.3 km.

Pasco mining complex

The Pasco mining complex project involves the integration of the El Porvenir and Atacocha mines. The project is intended to capture synergies between the two mining operations resulting from their proximity and operational similarities, with the goal of obtaining costs and investment savings and reducing our environmental footprint.

The integration project is being developed through four stages. The first stage involved the administrative integration of both mines, which was completed in 2014. The second stage involved the integration of the tailing disposal system, which consolidated the operations of the two mines with a single tailing disposal system and thereby helped reduce the environmental footprint. This stage was completed in 2015 and the integrated tailing disposal system commenced operations in the beginning of 2016. The third stage, which was completed in 2016, involved the construction of a new energy transmission line with a 138 kilovolt connection that supplies both mines, replacing the prior 50 kilovolt transmission lines. The development of 3.5 km connecting both underground mines, which is part of the fourth stage, was concluded in 2019.

Following the decree published by the Peruvian government that allowed medium-sized mines to restart operations in June 2020, we announced the resumption of operations at the San Gerardo open pit mine, but decided not to restart the higher-cost Atacocha underground mine, which was placed under care and maintenance. Currently, we have not yet determined how long the underground mine’s suspension will last, and the decision will depend on an improvement in the mine’s economic viability. Consequently, in lieu of focusing on the continuation of the integration between El Porvenir and Atacocha’s underground operations and facilities, in 2021 our management is focused on completing modernization and debottleneck studies for the El Porvenir mine in order to deepen the mine and extend its life of mine.

Mining greenfield projects

Project Name	Current Project Status
Aripuanã	In execution
Magistral	Ongoing feasibility study
Pukaqaqa	Pre-feasibility study on hold
Shalipayco	Pre-feasibility study on hold
Hilarión	Exploration phase
Florida Canyon Zinc	Exploration phase on hold
Caçapava do Sul	On hold

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this report, other than the Aripuanã Project none of our other greenfield projects have known Mineral Reserves under S-K 1300.

Mining Operations

Aripuanã

Location and means of access

The Aripuanã project is located in the northwest corner of the Mato Grosso State in western Brazil, approximately 2,529 km by railroad and road to the Três Marias smelter, 2,831 km to the Juiz de Fora smelter or 2,660 km to the port of Santos. The project is accessible from the town of Aripuanã via a 25 km unpaved road, which is well maintained in the dry season. Aripuanã can be accessed from the state capital, Cuiabá, via a 16-hour drive (935 km) on paved and unpaved roads. The final 250 km between Cuiabá and Aripuanã are on unpaved roads in poor condition which require substantial upgrades to ensure road access to the site.

The town of Aripuanã is also serviced by a paved airstrip suitable for light aircraft. There are no commercial flights travelling between Cuiabá and the town of Aripuanã, however the site can be accessed via a three-hour chartered flight.

History

Aripuanã is a world-class underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. In 2000, Dardanelos was created to represent a joint venture, or “contract of association,” between Karmin and Anglo American, with the intent of exploring the areas adjacent to the town of Aripuanã for base and precious metals. Anglo American and Karmin held 70% and 28.5% of Dardanelos, respectively, with the remaining interest (1.5%) owned by SGV Merchant Bank (SGV).

In 2004, the initial agreement between Karmin and Anglo American was amended to include Nexa Brazil’s participation. Nexa Brazil subsequently acquired 100% of Anglo American’s interest in the project. In 2007, Karmin purchased SGV’s interests, raising its participation to 30%. In 2015, Nexa Peru acquired 7.7% of Nexa Brazil’s interests in Dardanelos.

Up until 2019, Dardanelos was a joint venture between subsidiaries of Nexa (70%) and Karmin (30%), with Nexa acting as the operator. In 2019, Nexa purchased Karmin’s interest and became the sole owner of the project. As a result of this acquisition, and following the transfer of the Dardanelos 30% interest in the Aripuanã project from Nexa Peru to Nexa Brazil, Nexa Brazil became the owner of 100% of the Aripuanã project in June 2020.

In 2020, we reached an agreement with artisanal miners that are working adjacent to the property belonging to our Aripuanã project, the ANM and the state government whereby Nexa assigned these artisanal miners an area to exercise their activities subject to certain conditions. The increase of artisanal mining activity or the failure of these artisanal miners to abide with our agreement may have an adverse effect on the development of our operations in Aripuanã.

Titles, leases and options

The project consists of a contiguous block comprised of one mining concession (3,639.9 hectares), which is the core tenement, two mining concession applications (1,387.2 hectares), one right to apply for mining concession (1,000.0 hectares), thirteen exploration licenses (52,104.8 hectares) and three exploration applications (8,196.2 hectares), totaling 66,328.1 hectares.

Mineralization

The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mining Operations

Four main elongated mineralized zones have been defined in the central portion of the project: (1) Arex, (2) Link, (3) Ambrex and (4) Babaçu. Limited exploration has identified possible additional mineralized bodies including Massaranduba, Boroca and Mocotó to the south and Arpa to the north.

The Aripuanã polymetallic deposits are typical VMS deposits associated with felsic bimodal volcanism. The individual mineralized bodies have complex shapes due to intense tectonic activity. Stratabound mineralized bodies tend to follow the local folds, however, local-scale, tight isoclinal folds are frequently observed, usually with axes parallel to major reverse faults, causing rapid variations in the dips.

Massive, stratabound sulphide mineralization as well as vein and stockwork-type discordant mineralization have been described on the property. The stratabound bodies, consisting of disseminated to massive pyrite and pyrrhotite, with well-developed sphalerite and galena mineralization, are commonly associated with the contact between the middle volcanic and the upper sedimentary units. Discordant stringer bodies of pyrrhotite-pyrite-chalcopyrite mineralization are generally located in the underlying volcanic units or intersect the massive sulphide lenses and have been interpreted as representing feeder zones.

In 2020, the drilling campaign at Aripuanã focused on exploring the Babaçu mineralized zones and confirmed the presence of mineralization along 1.3 km of the strike. We spent US$1.4 million on Aripuanã exploration, maintenance, and geological activities. In 2020, we drilled seven drill holes, including Aripuanã brownfield and regional targets, totaling 4.2 km. For 2021, we expect to invest an additional US$2.2 million in a brownfield exploration program, drilling 11.4 km.

Project implementation

On October 6, 2020, we published an update on the Aripuanã project. The total estimated CAPEX has increased to US$547 million, compared to the US$392 million set out in the Aripuanã feasibility study published in 2018, based on a detailed review and update of the project. The project timeline was also affected and mechanical completion is expected in 4Q21. Production is scheduled to start in early 2022 with an estimated zinc equivalent production of 108kt for the year.

Cost increases and time extension resulted primarily from, among other factors:

▪	The delays and outcome of detailed engineering studies resulting in increases in certain quantities including earthworks and construction materials, investment in mine development, consumables and spare parts, among others;
▪	Additional infrastructure services due to issues experienced during earthworks activities;
▪	Additional scope such as new equipment and infrastructure items in the process plant and in the tailings dry-stacking piles and at the Dardanelos power station;
▪	Increase in third-party services;
▪	Upgrades at the Dardanelos energy substation;
▪	Logistics constraints on the upgrade of the Aripuanã river bridge; and
▪	The global impact of COVID-19.

In mid-2020, we reorganized the project team and changed the scope of key contractors to address these issues and mitigate further potential risks.

By year-end 2020, approximately 136 thousand tons of treated ore was stockpiled. We also continued to make progress on related project infrastructure. This included placing lean concrete in the grinding area, constructing pipe rack foundations and assembling steel structures, laydown pipes and equipment, temporary buildings and laydown areas and constructing roads providing access to the site, as well as a water dam, beneficiation plant and waste ore stockpile. During 2020, we completed 100% of earthworks for the mine’s waste dump (Pile 2) (drainage and waterproofing).

In addition, we received initial components for the mills and vibrating screen at the temporary buildings and laydown areas. We closed all the critical packages, except for the assembly and civil works at the Energética Águas da Pedra S.A. (“EAPSA”) substation’s adequation package awarding, which will be concluded by the first quarter of 2021. Archeological activities for the transmission line foundation towers at the site were completed, which will not impact any works to be performed by Energisa. The embankment for the water dam and spillway was concluded, and the construction of the wetlands is in progress.

Mining Operations

As of December 2020, there were over 3,000 people working in the main construction areas. We also implemented a qualification program for future mine and operation plant professionals which had 248 candidates enrolled in 2020, approximately 104 of whom received professional qualifications on maintenance and automation and geology and surveying. Of the total number of participants, 52% were women.

In 2020, we invested US$187 million in capital expenditures on the project with cumulative incurred capital expenditures of US$312 million since the beginning of the construction. In 2021, we estimate that we will invest US$232 million in Aripuanã, which represents 42% of the US$547 million in total estimated capital expenditures for the project with the remainder of US$1 million expected to be spent in 2022.

The Aripuanã project is scheduled to start its operations in early 2022. As of the date of this report, construction activities at the project are ongoing and on time. Additional safety measures and procedures have been implemented with our contractors to mitigate any potential further impact of the global COVID-19 pandemic such as testing for all manpower returning from year-end holidays.

Mineral Reserves and Mineral Resources

Aripuanã – Year End Mineral Reserves as of December 31, 2020

Ownership (%)(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	10.08	3.74	0.31	36.0	1.39	0.29	376.7	31.3	11,676	140.1	94.5
100.0%	Probable	13.42	3.60	0.21	32.9	1.33	0.33	483.1	28.4	14,211	178.9	141.5
	Subtotal	23.51	3.66	0.25	34.3	1.36	0.31	859.8	59.7	25,887	319.0	236.1

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the mineral reserves estimates for the property.
3.	Numbers may not add due to rounding.
4.	The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm.
5.	Mineral Reserves have an effective date as of September 30, 2020.

The Aripuanã Mineral Reserves estimates, which are as of September 30, 2020, are based on modifying factors from the Aripuanã Project and based on three main orebodies: Arex, Link and Ambrex. The main commodities produced are zinc, lead, copper, silver and gold. The dilution that has been applied is related to the selected mining method. The two main mining methods used at Aripuanã are longitudinal longhole retreat (“bench stoping”) and transverse longhole mining (vertical retreat mining, or “VRM”) with primary and secondary stope extraction. Dilution is applied on a percentage basis, with no grade applied to the diluting material. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating cost. The break-even NSR cut-off value is approximately US$34.35/t. A minimum mining width of 4.0 m was used. First-pass mine design used a cut-off value of US$45/t, to allow for uncertainty around exchange rates (break-even cut-off NSR plus a US$10/t margin). Upon review of the results, a limited number of stopes with NSR values down to US$40.00/t were included for continuity. Metal prices are estimated using multiple variables including supply (mine and refined), demand, cost drivers, capital cost and other key elements. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. The Mineral Reserves are estimated using an average long term zinc price of US$2,494.90/t (US$1.13/lb), lead price of US$1,956.00/t (US$0.89/lb), copper price of US$6,457.90/t (US$2.93/lb), silver price of US$16.85/oz and gold price of US$ 1,538/oz, and metallurgical recoveries are based on metallurgical testworks. The two main types of mineralization in the deposit are stratabound and stringer. These two types of mineralization have different processing characteristics, and as a result, different parameters are used to calculate their respective NSR value.

Mining Operations

For more information, see Section 12 of our Technical Report Summary for Aripuanã filed as Exhibit 15.4 of this annual report on Form 20-F.

Aripuanã – Net difference in Mineral Reserves between December 31, 2020 versus December 31, 2019

Ownership (%)(1)	Class	Tonnage	Contained Metal
			Zinc	Copper	Silver	Lead	Gold
		(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
	Proven	-1.72	-71.7	-4.1	-1,716	-25.1	-19.3
100%	Probable	-0.96	-48.9	-0.4	-1,277	-8.1	+2.8
	Subtotal	-2.67	-120.6	-4.4	-2,993	-33.1	-16.5

(1)	The information presented in this table includes 100% of the mineral reserves estimates for the property.

Overall, as of December 31, 2020 the Mineral Reserves of Aripuanã have decreased mainly due to review in mining costs, changes in NSR calculations and cut-off values, changes in model due to reinterpretation, changes in geotechnical constraints and mine design review. For more information, see Sections 11 and 12 of our Technical Report Summary for Aripuanã filed as Exhibit 15.4 of this annual report on Form 20-F.

Aripuanã – Year End Mineral Resources as of December 31, 2020

Ownership (%)(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
	Measured	2.92	2.50	0.38	29.8	0.93	0.29	72.9	11.1	2,795	27.3	27.4
100.0%	Indicated	5.17	1.86	0.27	18.2	0.63	0.43	96.3	13.9	3,021	32.4	71.0
	Subtotal	8.09	2.09	0.31	22.4	0.74	0.38	169.2	25.1	5,816	59.7	98.4
	Inferred	39.45	3.31	0.33	33.8	1.22	0.58	1,306.6	131.3	42,906	482.1	736.5

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for mineral resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the mineral resources estimates for the property.
3.	Mineral Resources are reported exclusive of those mineral resources that were converted to mineral reserves, and mineral resources are not mineral reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for mineral reserves is SLR Consulting, an independent mining consulting firm.
6.	Mineral Resources have an effective date as of September 30, 2020.

The Mineral Resources estimates for the Aripuanã Project were completed for Babaçu, Arex, Ambrex and Link. The block models were created using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one meter lengths. Wireframes were filled with blocks measuring 5 meters by 5 meters by 5 meters for Arex, Link, and Ambrex, and 10 meters by 5 meters by 5 meters for Babaçú with sub-celling at wireframe boundaries. Blocks were interpolated with grade using OK and ID3. Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Potentially mineable shapes of underground mineral resources are generated using DSO software, envisaging bulk longhole stoping and the C&F mining method. The Mineral Resources of the Aripuanã project are reported using a US$45/t cut-off value for VRM and bench stoping areas and US$55/t cut-off value for C&F areas. Mineral resources are estimated using average long-term metal prices of zinc: US$2,869/t (US$1.30/lb); lead: US$ 2,249/t (US$1.02/lb); copper: US$7,427/t (US$3.37/lb); gold: US$1,768/oz and silver: US$19.38/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data.

For more information, see Section 11 of our Technical Report Summary for Aripuanã filed as Exhibit 15.4 of this annual report on Form 20-F.

Mining Operations

Magistral

The Magistral mining project is located in the Ancash region of Peru, approximately 450 km northeast of the capital of Lima and approximately 140 km east of the port city of Trujillo. The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of poorly maintained roads that traverse steep topography. The Magistral Project consists of a large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral Project comprises 36 granted concessions, totaling 16,282.49 hectares. The project intended to be an open pit copper mine with molybdenum concentrate as a byproduct. In 2016, ProInversión approved an initial feasibility study, which set forth production rates starting at 10 thousand tonnes per day and achieving 30 thousand tonnes per day. In 2016, the Ministerio de Energía y Minas (“MINEM”) approved an environmental impact assessment (“EIA”), to process up to 30 ktpd. An EIA modification is currently in progress to adjust the location of some facilities.

Nexa Peru was awarded the contract to develop the Magistral mining project in 2011, which has been amended from time to time. Nexa made an initial payment of US$8.0 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract in 2016, Nexa Peru exercised the option by committing to invest a minimum 70% of declared initial capital expenditures by September 2024 and has previously extended this period. Pursuant to the terms of this commitment, Nexa Peru would be required to pay a penalty in the event it fails to invest the specified amounts during this period. The Magistral project has a total of 36 concessions covering approximately 16,282.5 hectares. Nexa Peru currently holds a 100.0% interest in 13 of the 36 concessions, Nexa holds 21 concessions by way of a lease agreement entered into with Companía Magistral S.A.C. and Companía Minera Atacocha S.A.A., a company also controlled by Nexa Peru, holds a 100.0% interest in two concessions. We spent approximately US$8.4 million on the project in 2020. The Magistral project is in the feasibility study phase and engineering studies continue to progress.

In 2021, we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution, before consideration of the project’s approval.

Mineralization Developments

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

The Cretaceous sedimentary rocks are bounded to the east by an early Paleozoic metamorphic terrane composed mainly of micaceous schist, gneissic granitoid and slate. The Cretaceous sedimentary sequence unconformably overlies these metamorphic rocks. The Cretaceous rocks are structurally overlain by black shale and sandstone of the Upper Jurassic Chicama Formation that were thrust eastwards along a prominent regional structure. The Chicama Formation was intruded by granodiorite and quartz diorite related to the extensive Cordillera Blanca batholith, which has been dated at 8.2 +/- 0.2 Ma. Several major structural features are evident in the Cretaceous sedimentary rocks in the Magistral region, including anticlines, synclines, and thrust faults. The trend of the fold axes and the strike of the faults changes from northwest to north near Magistral.

Through the end of 2015, a total of approximately 101,900 m of surface diamond drilling has been completed in 486 drill holes. In addition, 14 short underground diamond holes were drilled for a total of 1,298.8 m in the San Ernesto, Arizona, and Sara zones between 1969 and 1973. In 1999, 2000, and 2001, Anaconda drilled 76 diamond drill holes totaling 24,640 m. All surface drilling from 2000 onward was carried out on northeast (035o) and northwest (305o) oriented sections. In 2004, Ancash Cobre (or Inca Pacific) completed 34 drill holes, totaling 7,985 m, and in 2005 Ancash Cobre (or Quadra) drilled 14,349 m in 60 holes. Milpo’s drilling in 2012 was contracted to Redrilsa Drilling S.A. (or Redrilsa). Since 2012, the drilling has been contracted to Geotecnia Peruana S.R. Ltda. (or Geotecnia Peruana).

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. The 2015 drilling consisted entirely of infill holes. No drilling program was carried out on the project during 2020.

Mining Operations

Exploration Developments

Since acquiring the Magistral project in 2011, Nexa has initiated a comprehensive exploration program consisting of geological mapping, prospecting and sampling, ground geophysical surveying, and diamond drilling. Geological mapping at a scale of 1:2,000 was completed in the Ancapata area and the area north-northeast of Magistral over an area of 386.50 hectares. The objective was to verify and supplement the information available from Ancash Cobre’s exploration.

From October 2012 to January 2014, Arce Geofisico SAC was contracted to complete ground magnetic and Induced Polarization (IP) surveying over an area of 520 hectares covering the Magistral deposit and the adjoining Ancapata area. The objective was to characterize the geophysical signature of the Magistral deposit and to survey the Ancapata area. Work was completed on 100 m spaced lines oriented at N125°W. An initial 30 line-km survey was expanded to 55.1 line-km of IP and 57.25 line-km of ground magnetics in order to delineate chargeability and resistivity anomalies. Drilling ceased on the property in 2015. No exploration work was carried out on the project during 2020.

Pukaqaqa

The Pukaqaqa project contemplates the development of an open pit copper and molybdenum mine, with gold credits, and is located in the Huancavelica region of Peru. The mineralization is hosted by an epithermal breccia system that is associated with exoskarn and endoskarn alterations. Given the geological setting, we believe that a porphyry copper system remains undiscovered below the currently explored mineralization, which will be explored in the following phases. The Pukaqaqa project has a total of 34 concessions covering approximately 11,131.3 hectares.

In 2015, the MINEM approved Pukaqaqa’s EIA, which allowed a treatment capacity of up to 30 ktpd. In 2017, a scoping study was developed by JRI, a Chilean engineering firm, enabling the start of a drilling campaign in 2018 to obtain samples for metallurgical testing.

The pre-feasibility study progressed until the end of FEL2-A phase (equivalent to the trade-offs phase). Metallurgical results indicated the need to further explore copper and molybdenum recoveries prior to progressing with the pre-feasibility study. During 2019 and 2020 a new laboratory campaign was initiated in Chile, which was temporarily suspended due to COVID-19 restrictions. The first part was concluded in December 2020, demonstrating better results than previous campaigns, including improved recoveries and grades. During 2021, variability tests to confirm results will be held.

In 2020, we spent approximately US$1.5 million on this project, related to metallurgical tests. In 2021, we have budgeted US$2.4 million for the Pukaqaqa project, which allows for further metallurgical testing and environmental closure works in the drilling area.

Shalipayco

The Shalipayco project, located in the Central Andes of Peru, is a joint venture between Nexa Peru (which holds a 75.0% interest) and Pan American Silver Perú S.A.C. (which holds a 25.0% interest). It is a potential underground polymetallic project containing zinc, lead and silver deposits. This project consists of mining concessions with evidence of MVT mineralization, which is a deposit type similar to our Morro Agudo mine. The Shalipayco mineralization is mainly located within the Chambará formation that is part of the Pucará Group, considered the most important Peruvian location for MVT mineralization. The Shalipayco project has a total of 52 concessions covering approximately 22,609.0 hectares and one mineral claim totaling 740.6 hectares.

In 2020, we spent approximately US$0.9 million on this project relating to maintaining the office and warehouse facilities in Carhuamayo, and to conducting some desktop analysis in relation to the pre-feasibility study. All field activities in Shalipayco were on hold during 2020 due to the COVID-19 pandemic and, as a result of government ordered lockdowns, no exploration activities were carried out in 2020. There is no budget for exploration in 2021. Although metallurgical tests are ongoing, the pre-feasibility study remains on hold as negotiations to obtain our social license with the local community of Carhuamayo are ongoing.

Mining Operations

Hilarión

The Hilarión project is located in the Department of Ancash, approximately 230 km north of Lima, the capital of Peru, and approximately 80 km south of the city of Huaraz and is accessible by paved road from Lima. It consists of 71 mineral concessions covering an area of approximately 15,408.3 hectares and one mineral claim totaling 209.7 hectares. Hilarión is a skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits. Hilarión and El Padrino and other occurrences in proximity to them (Mia, Eureka and others) constitute a large mineralized system, open in several directions for a potential increase in resources, extended mine life and increased production capacity in the future. The conceptual plan for the project includes the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

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

In 2020, we executed 4.6 km of diamond drilling testing in the extension of the Hilarión mineralization trend to the northeast towards the Mia and Hilarión South targets, totaling 5 drill holes, and completed the sampling for metallurgical test studies.

In 2020, we spent approximately US$5.0 million on the Hilarión project, including project maintenance and exploration activities such as geological mapping, rock chipping, diamond drilling and permitting.

On March 5, 2020, we filed a preliminary economic assessment (“PEA”) for the Hilarión project, prepared jointly by Nexa and Roscoe Postle Associates Inc (“RPA”), disclosing an updated mineral resource, plant production and economics estimate in accordance with NI 43-101 (as of December 31, 2019 with a drilling cut-off date of December 5, 2014).

In 2021, we have budgeted US$7.9 million for the Hilarión project and planned 14.1 km of diamond drilling to test the southern projection of the Hilarión mineralized trend at the south of Hilarión deposit, where Zn, Pb, Cu, Ag mineralized veins trending east-west and north-south occur at surface level, as well as a sampling campaign of 10 tons for ore sorting tests.

Florida Canyon Zinc

The Florida Canyon Zinc project, comprised of 16 contiguous mining concessions, covering approximately 12,600.0 hectares, is owned and operated by Minera Bongará S.A., a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitario Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2020, Nexa Peru owns a 61.0% interest in this joint venture, which may increase up to 70.0% upon Nexa Peru’s satisfaction of certain conditions. Although a pre-feasibility study relating to the Florida Canyon Zinc was released in 2017, the project continues to be treated as an advanced mineral exploration project.

During 2019, we started work to improve the access road, which we expect to reduce logistical costs. We also drilled in the Florida Canyon region, focusing on two sulfide concentration areas, which are related to feeders that generate the concentration of sulphides in the mantos, bodies and veins mineralization.

In 2020, we continued to work on the access road repair to reduce logistical costs. Another important activity carried out in 2020 was the update of the geological model based on the 2018-2019 drilling campaign and by improving ore-type definition (oxide-mixed-sulfide) by using qualitative and quantitative analytic data, that helped in ore classification for the 2020 mineral resource estimation.

In 2020, we spent approximately US$1.4 million on this project. In 2021, we have budgeted another US$1.4 million for the Florida Canyon Zinc project, including US$0.4 million for Heli-borne Magnetic survey to cover 49,300 hectares, US$0.45 million for access road maintenance and construction and US$0.4 million to obtain a new environmental permit for drilling plans beyond 2022. The remaining budget is for maintenance of the project structure and social programs for the local community.

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

In 2020, Nexa reviewed the drilling data information to identify upsides on the brownfield area, but no drilling was executed. In 2020, we spent approximately US$0.4 million on the Caçapava do Sul exploration project for maintenance of project structures. For 2021, we have not budgeted any money for exploration activities. The Caçapava do Sul project is on hold as a result of our current capital allocation strategy.

Other Greenfield Exploration Projects

Project in Namibia

We have been developing exploratory work in Namibia since 2015, as part of a joint venture with the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”), a Japanese state-owned company. The project was part of a farm-out process of the Namibian tenements inherited from the former strategy of Votorantim Metals to explore opportunities in Africa, where Nexa has a back-in right to invest and maintain participation depending on exploration results. The exploration area is located 360 km north of Windhoek. This early-stage exploratory program is targeting sediment-hosted copper mineralization, such as the Tsumeb and Kombat mines, both of which contain rocks from the Otavi Mountain land terrain.

Nexa currently holds 374,000 hectares in 16 exclusive prospective licenses (“EPL”). As of 2019, a total of 22.1 km was drilled. The 2020 exploration expenditures totaled US$3.4 million ($2.6 million for JOGMEC expenditures and US$0.8 million for Nexa expenditures) with a total of 10,751 meters drilled. In 2021, we have budgeted US$2.8 million for this exploration program (US$2.0 million for JOGMEC and US$0.8 million for Nexa). Nexa is currently focusing on scout exploratory drilling to evaluate the mineral potential of previously-defined targets in Namibia.

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Aripuanã	On December 20, 2018, SEMA/MT granted the installation license for the Aripuanã project, which allowed us to begin construction.
The mineral exploration operation license (“LOPM”) is valid until May 2022 which allows drilling activities in the project.
On November 27, 2020, the request for the Transmission Line 69kV Operation Permit was filed. The project is under development.
Magistral	The EIA was renewed in 2019 and is valid for an additional two years, until September 2021. An amendment to the EIA is currently being processed.
Pukaqaqa	In 2020, a new environmental impact statement (“EIS”) was approved, with the purpose of developing exploration activities in Pukaqaqa Sur Exploration Project.
Shalipayco	The EIA for exploration activities approved in 2017 was modified in early 2019 and extended to 2023.

Hilarión	The most recent environmental study is the fifth modification to the Hilarion Project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. It was approved in 2020 and is valid until 2024.
The El Padrino deposit has an authorization for exploration activities until 2022 and a detailed EIS was approved in 2020.
For the Azulmina target, one possible location for the plant and tailings facilities, there is an approved EIS that allows the execution of exploration activities until 2021.
Florida Canyon Zinc	During 2018, we obtained a new exploration permit to resume exploration activities, which is valid until 2022.
Caçapava do Sul	The drilling environmental licensing process was cancelled in 2020 due to the stoppage of mineral exploration activities. An EIA was submitted in 2016 to the Fundação Estadual de Proteção Ambiental Henrique Luiz Roessler. A new term of reference was issued in 2020, with a two-year deadline for submitting new environmental studies.

Mining Operations

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

In addition, in February 2019, the state of Minas Gerais enacted regulations that prohibit the construction of a new dam or the expansion of existing dams if communities are established within its self-rescue zone, an area encompassing the portion of the valley downstream of the dam where timely evacuation and intervention by the competent authorities in emergency situations is not possible. We have two dams at our smelters located in Minas Gerais. In 2019, we concluded construction on the Juiz de Fora dam project and started construction of the Três Marias dam in 2020, which we expect to begin operating in 2021. We believe that these projects will not be impacted by these regulations, as both projects received their installation licensing before the recent regulatory changes. However, future licensing for new tailings storage facilities could take longer than expected to obtain or not be viable at all.

In 2020, the mining authorities in Brazil enacted two regulations that establish new procedures related to dams. The first resolution (Resolução ANM 32/2020), decreed in May 2020, determines procedures to develop dam break studies and deadlines to update the Emergency Action Plan (“EAP”) depending on the dam class. This regulation updated previous mining agency standards. We have updated the dam break studies of all mining dams according to these procedures. The second resolution (Resolução ANM 51/2020), decreed in December 2020, defines procedures to certify the EAP. At the end of 2020, the Brazilian Federal Authorities decreed that the new dam safety law (law 14,006/2020) updates the previous dam safety law enacted in 2010. This new law defines that EAP is mandatory to all mining dams.

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

Nexa’s practices

We monitor tailings and waste dams according to international best practice guidelines for management and project design based on criteria set by the International Commission on Large Dams (“ICOLD”) and the Canadian Dam Association (“CDA”) dam safety guidelines. In 2020, all of our tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying that these facilities are safe and stable. These certifications are carried out every semester in Brazil and once per year in Peru. As of the date of this annual report, all tailings dams in Peru are undergoing the certification process, which will be concluded in the first half of 2021. In addition, all our dams and dry stacking structures are monitored under a system known as the Sistema de Gestão de Barragens ou Depósitos / Tailing Dam Management System (“SIGBAR/SIGDEP”), which consists of procedures, tools and key performance indicators, monthly reports and monitoring and analysis by an independent Geotechnical Engineer. The monitoring procedures include regular inspections, as well as internal and external audits.

In addition to the above-mentioned policies and procedures, in 2019 we established a sustainability committee of our board of directors to oversee sustainability related issues, including the management and governance of our tailings disposals. In 2020, the mandate of the sustainability committee was updated to include capital projects oversight and the committee became the sustainability and capital projects committee. The committee assists and advises our board in supporting safe and sustainable business practices in our conduct and activities, as well as in reviewing technical, economic and social matters with respect to our projects. In 2020, management reviewed the Emergency Action Plan (“EAP”) for all mining dams in accordance with the new Brazilian regulations released midway through 2020. In 2020, we trained our internal team in these new procedures.

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

If neither the conversion nor the backfill method is available, we prefer to use the dry stacking method, which involves removing moisture from tailings and stacking them in layers to form an artificial mountain covered with soil and vegetation, causing it to integrate into the local landscape. We use the dry stacking and backfill methods at our Cerro Lindo mine in Peru since the startup of our mine. In 2019, we started operating a dry stacking facility, which substituted the tailings dam in Vazante. With this new structure, over 80% of our tailings disposal is done either through backfill or dry stacking, reducing our exposure to dams. We are currently developing the backfill and dry stacking methods at our Aripuanã greenfield project.

Mining Operations

When neither of these three methods is possible, we use tailings dams, which are open spaces built between two walls, which forms a reservoir where the tailings are stored. The dam acts as a solid barrier engineered to prevent the tailings material from escaping to the environment around the mine. We use this method in Peru at our El Porvenir and Atacocha mines and at our Cajamarquilla smelter, and in Brazil at our Vazante and Morro Agudo mines and Juiz de Fora and Três Marias smelters. We also use a combination of the backfill method and tailings dams at our El Porvenir and Atacocha mines in Peru. At the Aripuanã project, we are building a water dam to supply water to our plant. This dam is engineered with borrowed material and uses the technical control of compaction of the soil.

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

The following is an overview of the dams we have in place at our principal mining and smelting facilities:

Peru

•	At Cerro Lindo, we have no tailings dams, and tailings are disposed of using a combination of the backfill method, two dry stacking structures and two effluent dams.

•	At El Porvenir and Atacocha, tailings are disposed of using a combination of the backfill method and tailings dams; there are two tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.

•	At Cajamarquilla, there are three tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.

•	At the Chapi mine property, which is currently inactive, there are five non-operational tailings dams.

•	At the Sinaycocha property, which is part of our Atacocha mine property, there are two non-operational tailings dams.

Brazil

•	At Morro Agudo, most tailings are converted for sale, and the product is stored temporarily at two products dams until it is sold. A separate tailings dam is used to store tailings that are not convertible into product.

•	At our Ambrósia mine, there is one effluent dam in active use.

•	At Vazante, tailings are disposed of using a combination of tailings dams and dry stacking; there is one tailings dam and one effluent dam in active use.

Mining Operations

•	At Juiz de Fora, there is one tailings dam in active use, three effluent dams in active use and six non-operational tailings dams, five of which are in the process of being decommissioned.

•	At Três Marias, there are three tailings dams in active use and three non-operational tailings dams, which are in the process of being decommissioned.

Smelting Operations

Smelting operations

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity	Metallic Zinc Production in 2020		Zinc Oxide Production in 2020	Other Products
				(in tonnes of refined zinc per year)	(in tonnes of zinc metal available for sale, includes alloys)		(in tonnes of zinc oxide)
Cajamarquilla	Peru	RLE	Metallic zinc (SHG, CGG jumbos and alloys)	344,436	305,389		0	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac) and zinc oxide	192,199	202,764	¹	35,258	Cadmium briquettes
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	96,923	79,410	²	0	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				633,558	587,562		35,258

(1)	Including 22,353 tonnes of zinc ashes and drosses, as well as metallic zinc used in the production of zinc oxide, zinc granules and zinc powder. Does not include zinc cathode to Juiz de Fora.
(2)	Including 2,772 tonnes of zinc ashes and drosses and 489 tonnes of zinc cathodes transferred from Três Marias.

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

Smelter sales

We produce various kinds of refined zinc products. In 2020, we sold a total of 550.7 thousand tonnes of our metallic zinc line of products (including SHG, CGG jumbos, alloys, and Zamac). In addition, we commercialized 34.7 thousand tonnes of zinc oxide at 80.0% standard zinc content in 2020, totaling 585.4 thousand tonnes of zinc metal products sold.

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America and the only zinc smelter in Latin America outside Mexico and Brazil, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 344.4 thousand tonnes of metallic zinc, the Cajamarquilla smelter produced 305.4 thousand tonnes of zinc metal available for sale in 2020. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

The Cajamarquilla smelter produces zinc primarily from zinc concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2020, the Cajamarquilla smelter consumed approximately 322.5 thousand tonnes of zinc contained in concentrates. In 2020, 37.2% of the zinc contained in concentrates used by the Cajamarquilla smelter was sourced from our mines in Peru and 62.8% was purchased from third parties.

Smelting Operations

In 2020, the Cajamarquilla smelter sold approximately 302,907 thousand tonnes of metallic zinc, of which 34.1% of the volume was sold to Latin America (including Mexico), 19.5% to Europe, 12.5% to the United States and Canada, 4.0% to international traders, 26.4% to Asia and 3.5% to Africa. The Cajamarquilla smelter also produces sulfuric acid, silver concentrate, copper cement and cadmium sticks. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Cajamarquilla for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Input (in tonnes)
Zinc Contained in Concentrate from Our Mines	119,843	135,104	132,546
Zinc Contained in Concentrate from Third Parties	202,687	230,938	215,132
Secondary Raw Material	1,966	—	—
Total Inputs	324,495	366,042	347,678
Zinc Recovery (%)	93.7	94.1	93.8

Brownfield project

Conversion to Jarosite process

In 2017, we announced our intention to convert our Cajamarquilla smelter to the Jarosite process, which would allow for the recovery of a greater percentage of zinc. The project was estimated to improve the zinc recovery rate by 3.0% at the Cajamarquilla smelter. We initiated the construction phase in 2018 and during 2019 civil works and procurement activities continued to progress. In December 2019, the implementation of the conversion process was suspended due to problems with contractors and suppliers. We intend to reassess the project throughout 2021. For more information about the financial impact of this suspension, see Note 23(b) to our consolidated financial statements.

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 250 km from the Morro Agudo mine and 253 km from the Vazante mine and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from the Morro Agudo mine, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operations of the Vazante and Morro Agudo mines, and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 192.2 thousand tonnes of metallic zinc per year. Production in 2020 totaled 202.8 thousand tonnes of zinc metal available for sale.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2020, this smelter consumed approximately 203.3 thousand tonnes of zinc contained in concentrates and 1.4 thousand tonnes of secondary raw material.

In 2020, Três Marias sold approximately 169.2 thousand tonnes of metallic zinc and 34.6 thousand tonnes of zinc oxide, of which 71.9 % of the volume was sold to Latin America (including Mexico), 3.1% to international traders, 11.2% to Africa, 4.5% to Asia, 4.1% to Europe and 5.3% to the United States. The Três Marias smelter also produces copper/cobalt cement and cadmium briquettes. These products are sold to local customers.

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed and fertilizer industries. In 2020, the production of zinc oxide was approximately 35.3 thousand tonnes. In zinc content, approximately 60.3% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 39.7% of raw material from third parties, in the form of dross and skims, to produce zinc oxide as well as the generation of by-products.

Smelting Operations

The following table presents the historical concentrates processed and zinc recovery rate in Três Marias for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Inputs (in tonnes)(1)
Zinc Contained in Concentrate from Our Mines	176,893	178,928	185,970
Zinc Contained in Concentrate from Third Parties	26,403	22,470	16,483
Secondary Raw Material	1,374	2,642	933
Total Inputs	204,669	204,040	203,387
Zinc Recovery (%)	94.8	94.3	93.7

(1) Impacted by higher secondary raw material consumption and concentrates with contaminants (mainly iron and arsenic).

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 96.9 thousand tonnes of metallic zinc per year. In 2020, Juiz de Fora produced 79.4 thousand tonnes of zinc metal available for sale. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc from zinc concentrates and recycled zinc secondary feeds. In 2020, this smelter consumed 69.8 thousand tonnes of zinc contained in concentrates and 14.9 thousand tonnes of zinc from secondary raw material and secondary sources. This smelter also produces sulfuric acid, sulfur dioxide, silver concentrate and copper sulfate.

In 2020, the Juiz de Fora smelter sold approximately 78.6 thousand tonnes of metallic zinc, of which 94.1% of the volume was sold to Latin America (including Mexico), 0.8% was sold to Africa and 5.1% to international traders. The smelter operated at 60% of its normal production capacity in May and June, in anticipation of a lower market demand due to the global economic conditions due to the COVID-19 pandemic. Beginning in July, the Juiz de Fora smelter started to ramp up its operations, returning to normal production level during the second half of 2020.

The following table presents the historical concentrates processed and zinc recovery rate in Juiz de Fora for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	22,291	39,125	45,537
Zinc Contained in Concentrate from Third Parties	47,500	37,763	32,004
Secondary Raw Material	14,925	16,367	19,165
Total Inputs	84,716	93,255	96,706
Zinc Recovery (%)	92.8	93.4	93.5

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

Sales and marketing

We sell most of our products through supply contracts with terms between one and four years. Only a small portion of our products is sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF, FOB and other delivery terms based on Incoterms 2010/2020. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end users and global traders. As a result, we can obtain competitive commercial terms for our products in the long-term. In 2020, our top 10 metallic zinc customers represented approximately 41.9% of the total sales volume for such products, with our top 10 zinc oxide customers representing 65.6% of the total sales volume for that product, and our top three concentrate customers represented approximately 95% of the total sales volume for such products, in each case excluding intercompany sales.

Other Operations

Concentrates

In 2020, the majority (approximately 99%) of our total production volume of zinc concentrates went to our smelting operations in Peru and Brazil. In 2020, we sold 1.4 thousand tonnes of zinc contained in concentrates produced from our Peruvian operations to third-party customers. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements, and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2020, 52% of the total zinc raw material consumption in our smelters was produced by our mines and 48% was purchased from third parties or obtained from secondary raw materials.

Refined Metals

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•	São Paulo, Brazil;

•	Lima, Peru;

•	Houston, United States; and

•	Luxembourg, Grand Duchy of Luxembourg.

We hold a leadership position in our home market, Latin America (excluding Mexico), with a market share of 87.0% in 2020, according to our sales volume, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In other regions, we hold a strategic position, with market share of 29.5% in Africa, 4.2% in North America, 3.4% in Europe and 1.0% in Asia, according to our sales volumes, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In recent years, we have increased our sales of metallic zinc and zinc oxide to end users in attractive markets, consolidating a commercial network in place to support volume growth.

In 2020, 80.3% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 19.7% of our total sales were to international traders. Our products are sold to end users in the transport, construction, infrastructure, consumer goods and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2020, 55.3% were to Latin America (including Mexico), 11.5% to Europe, 8.3% to the United States and Canada, 5.8% to Africa and 15.2% to Asia, with the remaining 3.8% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month or month prior to shipment.

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 25 different by-products, most of which are sold based on the characteristics of each market or region.

Other Operations

Power and energy supply

Peru

With respect to our Peruvian operating units, we obtained 97.5% (1,672 GWh) of the electricity for our operations from the SEIN and 2.5% (44 GWh) from our own hydroelectric power plants. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 10,568 kilowatts, or kW. We also received our energy from third parties through electricity supply contracts. Our Cerro Lindo, El Porvenir and Atacocha units have electricity supply contracts with Electroperú S.A., which cover 100% (241.41 GWh), 92.5% (94.2 GWh) and 40.7% (24.85 GWh) of their electricity requirements, respectively. In July 2019, we signed a new long-term energy agreement with Electroperú S.A, a well-known Peruvian state-owned company, which started supplying our operations in Peru in January 2020, totaling a supply of 1,672 GWh this year. In January 2020, the Cajamarquilla unit entered into an electricity spot supply contract with Engie Energía Perú S.A. (formerly Enersur S.A.), which expired in July 2020, totaling a supply of 20 GWh. Since then, Electroperú has been the sole supplier for our operations in Peru.

The following table sets forth the energy sources and electricity consumption with respect to our Peruvian operating units in 2020.

Operating Unit	Energy Source	Total Energy Consumed in 2020 (GWh)	Percentage of Total Energy Usage in 2020

Third Party
Cerro Lindo	Third Party (Electroperú S.A.)	241.4	13.9%
El Porvenir	Third Party (Electroperú S.A.)	94.2	5.4%
Atacocha	Third Party (Electroperú S.A.)	24.8	1.4%
Cajamarquilla	Third Party (Engie Energía Perú S.A.)	19.9	1.1%
Cajamarquilla	Third Party (Electroperú S.A.)	1,311.2	75.6%
Total Energy Usage		1,691.6	97.5%
Own Power Plant
El Porvenir	Own Power Plant (Candelaria)	7.6	0.4%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	36.2	2.1%
Total Energy Usage		1,735.4	100%

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.2 MW. During 2020, El Porvenir consumed 7.6 GWh, which represented approximately 7.5% of the energy usage of the unit.

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga River. The plant has been operating since 1953 and its installed rated capacity is 5.4 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1937, and was overhauled in 1984, increasing its installed rated capacity of 1.0 MW. Since the beginning of 2020, Marcopampa has been shut off indefinitely. During 2020, Atacocha consumed 36.2 GWh from these plants, which represented approximately 59.3% of the energy usage of the mine.

Other Operations

Brazil

With respect to our Brazilian operations, as of December 31, 2020, energy supply comes from various contracts, and our subsidiary Pollarix S.A (“Pollarix”).

The five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests: a 21.0% equity participation in the consortium Enercan (Campos Novos hydroelectric power plant), a 100.0% ownership of the hydroelectric power plant Picada located in Minas Gerais, a 12.6% equity participation in the consortium Amador Aguiar I, a 12.6% equity participation in the consortium Amador Aguiar II and a 23.9% equity participation in the consortium Igarapava. These consortiums have hydroelectric power plants in the states of Minas Gerais, Santa Catarina and São Paulo. All hydroelectric power plants of Pollarix provide electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora).

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

We have a contract with Votorantim Energia, which provides energy from various sites, with a total of supply of 7.1 MW per year of energy with a reference price of R$221/MWh (price annually adjusted for inflation). During 2020, it provided electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora), and we intend to use this energy source for the Aripuanã operation.

In January 2020, we began a new long-term energy supply agreement with Furnas, a Brazilian energy company controlled by Eletrobras, to help address the increased electricity demand in our operations. Nexa Brazil currently consumes nearly all the energy supplied by Pollarix and Votorantim Energia in its existing operations. Furnas provides electricity exclusively to Três Marias unit, with 13.8MW per year of energy with a reference price of R$154/MWh (price will be annually adjusted for inflation). The agreement is valid for 15 years.

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2020.

Operating Unit	Energy Source	Power Plant	Percentage of Pollarix Ownership	Total Energy Consumed in 2020 (GWh)	Percentage of Total Energy Usage in 2020
Morro Agudo, Vazante, Três Marias and Juiz de Fora	Enercan Consortium	Campos Novos	21.0%	676.3	40.8%
	Picada	Picada	100.0%	265.0	16.0%
	Amador Aguiar I	Amador Aguiar I	12.6%	131.2	7.9%
	Amador Aguiar II	Amador Aguiar II	12.6%	131.2	7.9%
	Votener	N/A	N/A	54.5	3.3%
	Igarapava	Igarapava	23.9%	277.7	16.8%
Três Marias	Furnas	Furnas	N/A	121.1	7.3%
Total Energy Usage	—	—	—	1,657	100%

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River. The plant has an installed capacity of 880 MW and has been authorized by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL), to produce 377.90 MWavg. During 2020, the plant generated a total of 3,220.7 GWh. 21.0% of the total generation is allocated to our operating plants. During 2020, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 676.3 GWh from Campos Novos, which represented approximately 40.8% of our total energy usage.

Other Operations

Picada

Picada is a hydroelectric plant located along the Peixe River. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 30 MWavg. During 2020, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 265.0 GWh, which represented 16.0% of our total energy usage.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 130.51 MWavg. During 2019, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 277.7 GWh from Igarapava, which represented approximately 16.8% of our total energy usage.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 155 MWavg. During 2020, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 131.2 GWh from Amador Aguiar I, which represented 7.9% of our total energy usage.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 131 MWavg. During 2020, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units consumed 131.2 GWh from Amador Aguiar II, which represented 7.9% of our total energy usage.

Environmental, social and governance (“ESG”) and corporate initiatives

Through efficient and sustainable management, we are committed to operational excellence at all levels at Nexa and thus seek to create more value to our stakeholders. In 2019, we established a sustainability committee to oversee sustainability-related issues, which include the prioritization of safe and sustainable business practices, with respect to environmental, health, safety and social matters. In 2020, the sustainability committee also assumed oversight of capital projects. Its role expanded to monitor technical, economic and social issues with respect to our projects, including exploration, development, licensing, construction and operation of mines and metallurgical plants and key assets for our strategy and growth.

Following the principles established by the International Integrated Reporting Council (“IIRC”) and Global Reporting Initiative (“GRI”), in 2020 we revised the Nexa materiality matrix, which defines the issues that are most relevant to us and our stakeholders. We revised the matrix based on evaluating the most relevant topics for the mining and metals sector, the Sustainability Accounting Standards Board (“SASB”) guidelines for the mining and metals sector, as well as other sector benchmarks. These revisions also included, for the first time, a survey of external stakeholders. We have combined the results of these surveys with insights from our leadership teams to define the 12 material issues that are most relevant to us and to our stakeholders. By reviewing the material issues, we seek to guide our reporting and management strategies, considering the short, medium and long-term context, impacts, risks and opportunities of each issue.

As a result of the survey, in 2020 we revised our previous eight material topics relating to corporate goals and ESG management guidelines – waste and tailings management, climate change (formerly called emissions), water resources management, social management (formerly called local development), health, safety and wellness, plurality (formerly called people), decommissioning and human rights (which was excluded because the scope of this topic will be addressed by others material topics) – and added five new topics: dam management, innovation, ethics and compliance, operational excellence and reputation.

Other Operations

Our twelve current material topics, including ESG initiatives, are further discussed below.

•	Waste management (E). We aim to reduce our residue footprint. Our activities generate a significant amount of waste. We seek to reduce the generation of mining and metallurgical waste, complying with applicable local legislation, and acting in accordance with our strategic commitment, attempting to co-create a positive legacy for society. Our Morro Agudo site is considered a pioneer in eliminating waste production with one of the main projects being agricultural lime powder, also known as Zincal200. The project is based on technology created to reprocess the tailings produced in the zinc beneficiation process, which used to be dumped in dams. In addition, our Cerro Lindo and Vazante mines already use the dry stacking method for tailings disposal (and our Aripuanã project is also designed to use the same). Peru’s mining operating units have a significant volume of tailings disposed in the backfill system. Only 34.0% of the tailings generated by Nexa were disposed of in dams in 2020.

•	Climate change (E). One of our commitments is to reduce greenhouse gas emissions in an effort to minimize our impact on climate change. We consume large amounts of energy due to the nature of our activities and transportation processes, which is why we seek new technologies and progress in sustainable energy generation. One of the highlights in energy efficiency was the implementation of a project for a biomass boiler at the Três Marias unit, in which fuel oil was substituted by eucalyptus wood chips and sugar cane bagasse. The boiler is owned by a supplier and is installed within the unit. Another important initiative is underway at the Cajamarquilla unit in Peru, which includes the substitution of diesel oil with natural gas, made viable through the implementation of a gas pipeline in the region. At the Juiz de Fora unit, we have an ongoing project to replace natural gas by reusing solid waste as fuel to generate steam. Almost all of the electric energy consumed by our operations is from renewable and low emission sources, predominantly hydroelectricity.

•	Water resources management (E). Our target is to reduce water consumption and increase recirculation. Mining activity involves technical procedures in which water assumes an important role, both for extraction and processing, making it even more important to reduce water use and increase reuse throughout the value chain. Advanced investments in efficient water recirculation programs contribute not only to lowering the intake of new water but also reducing the volume of effluents and the environmental impact of the discharge. In 2020, we earmarked 17% of environmental spending resources towards efforts to keep our effluents disposed through proper treatment. In our Cerro Lindo mine, we have a high rate of water recirculation (about 90%). We use a desalination plant, extracting salt by a reverse osmosis process and pumping it up to a plant, at an altitude of 2,200 meters. In an area with scarcity of water resources, this technology is important to avoid competing with the local population in demand for water. In addition, we encourage and guide the community in the region to store rainwater.

•	Dam management (E). Tailings disposals are one of the main risks associated with mining activity. We have safe tailings disposal practices, and we constantly review our dam management policy, which goes beyond the requirements of the legislation of the jurisdictions in which we operate. We apply guidelines from the ICOLD to control and monitor our 47 dams and tailings deposits (23 in Brazil and 24 in Peru). We also have 6 Golden Rules for Managing Dams and Tailings Sites, with mandatory compliance.

•	Decommissioning (E). Our activities impact the environment and the communities in the vicinity of our units. As a way of minimizing these impacts, we seek to designate alternative future uses, with the goal of co-creating a positive legacy in neighboring communities, free of environmental liabilities. Some of our achievements include: the definition of general guidelines for decommissioning (governance and corporate committee for approval of new plans); assessment of future uses and preliminary liabilities valuation; integrated management of decommissioning cash flow; and review of our decommissioning plans and updated Asset Retirement Obligation (“ARO”) costs and liabilities. We also perform benchmark visits to assess best practices in decommissioning. For further details on our ARO and environmental obligations revisions, see Note 27 to our consolidated financial statements.

Other Operations

We have developed decommissioning plans for all of our units which not only go beyond adopting best-practices and regulatory requirements from our operating markets (Peru and Brazil) but are also based on international standards from the EPA and Minerals Council of Australia (“MCA”), in addition to Environmental Resource Management consultants from Canada. These plans are developed at early stages of the projects, which are initially conceptual, and are revised and updated every five years or whenever there is a material change in the unit’s operations. In addition, we develop a technical execution plan to decommission two years prior to closure which is submitted to local authorities in Brazil, while in Peru the execution plan submission is defined when the EIA is approved.

•	Social development (S). We aim to develop mutually beneficial relationships with the communities in which we operate. Nexa’s social strategy is aimed at leaving a long-lasting relevant legacy for local communities by contributing to the improvement of social indicators and the quality of life of the people living in the municipalities near our operations. Nexa’s social investments focus mostly on four levers for community improvement: economic diversification; childhood and youth; public administration and social participation; and socio-environmental development. Our achievements include the development and improvement of Nexa's social governance program. In addition, in 2020 we dedicated over 10 thousand hours to volunteer work across our units, benefitting more than 17 thousand people. We aim to develop our greenfield projects aligned with social best practices, like Aripuanã’s Socio-economic Integrated Plan and Bonsucesso’s Social Entrance Plan. We have conducted a sanitation diagnosis (water and sewage) in all communities surrounding our operations. In Aripuanã, we have a qualification program in place for future mine and operation plant professionals. In 2020, we had 248 candidates enrolled, of which approximately 104 received professional qualifications on maintenance and automation and geology and surveying. Of the total number of participants, 52.0% were women.

•	Health, safety and wellness (S). Our goal is to reduce injury frequency rate and to reduce fatalities to zero. We continuously invest in strengthening a culture focused on safety and health for both our own as well as outsourced employees, through training, especially for risky activities, and in enhancing working conditions. We launched a quality-of-life program in 2016, seeking to emphasize the dimensions of integral health. We also have health initiatives in place for the Aripuanã project, aimed at disease prevention and a much healthier operating environment (i.e., Dust Zero Project). We also try to maintain the adequacy level of Nexa’s chemical management flow, which includes both the products used and produced. For further discussion of our safety records, please refer to "Health and safety compliance" in the following section. In response to the COVID-19 pandemic, we also created a Crisis Committee to carry out preventive and protective procedures in our operations and offices. For more information about the Crisis Committee, please see “Operating and Financial Review and Prospects—Operating costs and expenses—COVID-19.”

•	Plurality (G). We target the increase of plurality in the workplace. Our personnel management model and our policies and tools have guided the development of people based on performance, enthusiasm and courage. For further information please see “Corporate Governance, management and employees—Board of directors— Diversity” section.

•	Ethics and compliance (G). Acting responsibly and transparently is one of our core values. We are committed to high standards of ethics and integrity across the entire company, which are standards guaranteed through the Compliance Program. Our board of directors is one of the main agents in promoting the program and ensuring compliance with our code of conduct. Our code of conduct is a public document that is also shared with all stakeholders, including employees, suppliers, customers, communities, NGOs, government agencies, shareholders and other individuals and organizations with which we have a relationship. The code of conduct outlines an effective process for managing and mitigating risks, setting goals for us to achieve excellence in all our practices.

•	Operational excellence. We seek continuous improvement in competitiveness to maximize the value of existing operations. We invest in projects that ensure we have operational stability, increased capacity utilization, constant cost improvement, productivity and rationalization of capital employed.

•	Reputation. We want to stand out from our competitors and be recognized as one of the leading players of the mining of the future, through sustainable production and by co-creating a legacy for society.

Other Operations

•	Innovation: Enabling the strategic axes of growth and operational excellence makes our operations safer, minimizes waste and optimizes production. For four years, we have managed a powerful tool for open innovation, the Mining Lab platform, which allows us to deliver projects in energy, circular economy, IT and automation, in Brazil and Peru.

In 2021, we plan to define the indicators and goals for each material topic until 2030, providing further transparency with respect to our socio-environmental management goals, and how they align with our business strategy. Our sustainability approach is set out in our code of conduct and Compliance and Sustainability policies. We adhere to the United Nation’s Global Compact and the goals related to our material topics seek to contribute to fulfilling the UN’s Sustainable Development Goals (“SDGs”). Our current material topics and ESG initiatives strive to meet the SDGs.

Health and safety compliance

Health and safety in the workplace are among our highest priorities, and our policies and procedures seek to eliminate accidents. Nevertheless, mining is an activity that involves substantial risks. In 2017, following the unfortunate occurrence of seven fatalities at Nexa, we conducted a comprehensive review, and our board of directors approved a plan for Nexa’s Brazilian and Peruvian operations with three main safety related objectives: (i) prevent fatalities; (ii) reduce the frequency and severity of injuries; and (iii) improve safety culture, particularly in our Peruvian operations. It includes initiatives related to leadership development and training for our employees and third-party contractors, preventive procedures, such as digital mining, and an automation plan. This plan has facilitated the improvement of our health and safety indicators, including zero fatalities in 2018 and, unfortunately, one fatality in 2019.

Throughout 2020, we have reinforced the health and safety culture by creating a Master Plan that contains initiatives developed specifically for 2020 and other initiatives to be implemented over the next five years. Many of the 2020 initiatives, such as Global SIPAT (an internal week of discussion forums and seminars related to health and safety across our organization), Safety Workshops at all Nexa units (currently performed virtually due to the COVID-19 pandemic) and the PROA Movement (a year-end campaign by our safety department to promote prevention of work accidents), contribute to our enhanced safety culture. As a result of these actions and our leadership’s engagement in risk perception and management, in 2020 no work fatalities were registered in our operations in Brazil and Peru.

We have also sought to improve our safety record as it relates to recordable injury frequency, lost worktime incident, and severity rates, in conformity with standards in the mining industry. In 2020, our total recordable injury frequency rate was 2.40 compared to 2.15 in 2019 and 2.22 in 2018. This rate is defined as the number of injuries with and without lost time per one million man-hours worked. In 2020, our lost worktime incident rate was 0.79 compared to 0.75 in 2019 and 1.00 in 2018. This rate is defined as the number of injuries with lost time per one million man-hours worked. Our severity rate for 2020 was 178 compared to 149 in 2019 and 77 in 2018. To calculate the severity rate, we consider the sum of lost, transported and debited days, divided by the total number of man-hours worked times one million. In addition to these efforts, we also operate programs aimed at improving working conditions, including medical services, for our mining operations and monitoring employees’ health.

Mineral Reserves and Resources

MINERAL RESERVES AND RESOURCES

Disclosure of Mineral Reserves and Resources

In October 2018, the Securities and Exchange Commission (“SEC”) adopted amendments to its current disclosure rules to modernize the mineral property disclosure requirements for mining registrants. The amendments include the adoption of S-K 1300, which will govern disclosure for mining registrants (the “SEC Mining Modernization Rules”). The SEC Mining Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices, including the Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). Although compliance with the SEC Mining Modernization Rules is not required until the fiscal year commencing on January 1, 2021, we have chosen to voluntarily comply with the SEC Mining Modernization Rules in this annual report.

For the meanings of certain technical terms used in this prospectus, see “Additional Information—Glossary.”

As a reporting issuer in Canada, we are also subject to NI 43-101, which is an instrument administered by the provincial and territorial securities regulatory authorities that governs how issuers in Canada disclose scientific and technical information about their mineral projects to the public. NI 43-101 imposes certain requirements in respect of such disclosure, including the requirement to have prescribed information prepared by, or under the supervision of, a qualified person and the filing of NI 43-101 technical reports in the prescribed circumstances. Any reference to a NI 43-101 report is for informational purposes only, and such reports are not incorporated herein by reference.

Descriptions in this report of our mineral deposits prepared in accordance with S-K 1300, as well as similar information provided by other issuers in accordance with S-K 1300, may not be comparable to similar information prepared in accordance with NI 43-101 that is presented elsewhere outside of this report. Please refer to the Technical Report Summaries filed as exhibits hereto for additional information with respect to our material properties.

Disclosures of mineral reserves and resources in this report have not been adjusted to reflect our ownership interest of the entities that ultimately own the assets. The information includes each mine, smelter and project of our consolidated subsidiaries, presented as a whole; however, we do not own undivided equity interests in certain of these mines and projects.

The qualified persons that have reviewed and approved the scientific and technical information contained in this annual report are identified in the footnotes to the tables summarizing the mineral reserves and resources estimates below, see “Information on the Company—Mining operations” below. For the meanings of certain technical terms used in this report, see “Additional information—Glossary.”

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of mine life included in this annual report have been prepared by the qualified persons referred to herein, and in accordance with the technical definitions established by the SEC. Under S-K 1300:

•	Proven mineral reserves are the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

•	Probable mineral reserves are the economically mineable part of an indicated and, in some cases, a measured mineral resource.

•	Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

Mineral Reserves and Resources

•	Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

•	Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

We periodically revise our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2020, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2020. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserve estimates have not been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to our estimates of mineral reserves and resources, see “Risk factors—Risks related to our Mineral Reserves and Resources.”

Mineral Reserves and Resources

Mineral Reserves

The following table shows our estimates of Mineral Reserves for our material mining properties as of December 31, 2020 (unless otherwise indicated below) prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal Content
	Ownership Interest(1)		Total	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
		Proven	29.37	1.71	0.60	20.9	0.23	-	501.5	177.3	19,702	66.1	-
Cerro Lindo Mine(2)	80.16	Probable	22.73	1.08	0.62	21.6	0.18	-	246.4	141.8	15,770	40.0	-
		Subtotal	52.10	1.44	0.61	21.2	0.20	-	747.9	319.1	35,472	106.1	-
		Proven	3.76	3.76	0.25	62.9	0.98	-	141.3	9.5	7,602	36.9	-
El Porvenir Mine(3)	80.16	Probable	10.09	3.74	0.22	62.8	0.85	-	377.6	22.4	20,364	85.5	-
		Subtotal	13.85	3.75	0.23	62.8	0.88	-	518.9	31.9	27,966	122.4	-
		Proven	8.44	8.40	-	15.2	0.24	-	708.8	-	4,125	20.6	-
Vazante(4)	100	Probable	8.24	8.83	-	12.2	0.21	-	727.9	-	3,241	17.4	-
		Subtotal	16.68	8.61	-	13.7	0.23	-	1,436.7	-	7,367	38.0	-
		Proven	10.08	3.74	0.31	36.0	1.39	0.29	376.7	31.3	11,676	140.1	94.5
Aripuaapnã(5)	100	Probable	13.42	3.60	0.21	32.9	1.33	0.33	483.1	28.4	14,211	178.9	141.5
		Subtotal	23.51	3.66	0.25	34.3	1.36	0.31	859.8	59.7	25,887	319.0	236.1

		Proven	51.65	3.35	0.42	26.0	0.51	0.06	1,728.2	218.0	43,105	263.7	94.5
Total		Probable	54.49	3.37	0.35	30.6	0.59	0.08	1,835.2	192.6	53,586	321.8	141.5
		Total	106.14	3.36	0.39	28.3	0.55	0.07	3,563.4	410.7	94,691	585.5	236.1

Notes:

* Numbers may not add due to rounding.

(1)	The Mineral Reserve estimates with respect to our mines have been prepared by the qualified persons referred to herein. The production and content amounts presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the mineral reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Mineral Reserves and Resources

(2)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at NSR cut-off values of US$33.56/t processed for SLS and US$49.90/t processed for C&F. A number of incremental stopes (down to US$26.16/t NSR value) are included in the estimate. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); and Ag: US$16.85/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data. A minimum mining width of 5.0 m and 4.0 m was used for SLS stopes and C&F stopes, respectively. Bulk density varies depending on mineralization domain.

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at NSR cut-off values that are calculated per zone and mining method. For the C&F mining method, the values vary from US$59.75/t at the lower zone to US$63.37/t at the deepening zone. For SLS, the values vary from US$56.44/t at the lower zone to US$60.06/t at the deepening zone. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); and Ag: US$16.85/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data. Minimum mining width of 5.0 m were applied. Average Bulk density of 3.12 t/m3.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at a cut-off NSR value of US$47.49/t processed. Mineral Reserves are estimated using average metal prices of Zn: US$2,494.90/t; Pb: US$1,956.00/t; and Ag: US$16.85/oz (using an average long term U.S. dollar to Brazilian real exchange rate of 4.84), and metallurgical recoveries are based on recovery curves derived from historical processing data. A minimum mining width of 4 m was applied. Average Bulk density of 3.1 t/m3

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Reserves is SLR Consulting, an independent mining consulting firm. Mineral Reserves are estimated at a NSR cut-off value of US$45.00/t processed. Some incremental material with values between US$40/t and US$45/t was included. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,494.90/t (US$1.13/lb); Pb: US$1,956.00/t (US$0.89/lb); Cu: US$6,457.90/t (US$2.93/lb); Ag: US$16.85/oz; and Au: US$ 1,538/oz, and metallurgical recoveries are based metallurgical testworks. A minimum mining width of 4.0 m was applied. Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: bench stoping and VRM. Dilution and mining recovery are considered. The estimation of mineral reserves in this table is as of September 30, 2020.

Mineral Reserves and Resources

Mineral Resources

The following table shows our estimates of Mineral Resources for our material mining properties as of December 31, 2020 (unless otherwise indicated below) prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership		Tonnage	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	Interest(1) (%)	Class	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(2)	80.16%	Measured	4.40	2.00	0.67	19.6	0.20		87.8	29.4	2,774	8.8
		Indicated	3.46	1.37	0.45	25.0	0.25		47.3	15.5	2,776	8.8
		Subtotal	7.86	1.72	0.57	22.0	0.22		135.1	44.9	5,550	17.6
		Inferred	8.71	1.28	0.33	31.2	0.35		111.1	29.1	8,748	30.6
El Porvenir Mine(3)	80.16%	Measured	0.23	2.59	0.23	63.5	0.99		6.0	0.5	471	2.3
		Indicated	1.33	2.93	0.20	63.3	0.89		39.0	2.6	2,715	11.9
		Subtotal	1.56	2.87	0.20	63.4	0.91		45.0	3.2	3,186	14.2
		Inferred	8.47	3.60	0.23	78.4	0.95		305.0	19.8	21,345	80.8
Vazante Mine(4)	100.00%	Measured	3.40	6.91		8.4	0.18		235.0		918	6.2
		Indicated	2.88	6.84		5.6	0.14		197.3		523	4.0
		Subtotal	6.28	6.88		7.1	0.16		432.3		1,441	10.2
		Inferred	13.85	6.86		9.5	0.18		950.2		4,216	25.6
Aripuanã Project(5)	100.00%	Measured	2.92	2.50	0.38	29.8	0.93	0.29	72.9	11.1	2,795	27.3	27.4
		Indicated	5.17	1.86	0.27	18.2	0.63	0.43	96.3	13.9	3,021	32.4	71.0
		Subtotal	8.09	2.09	0.31	22.4	0.74	0.38	169.2	25.1	5,816	59.7	98.4
		Inferred	39.45	3.31	0.33	33.8	1.22	0.58	1,306.6	131.3	42,906	482.1	736.5
Total		Measured	10.95	3.67	0.38	19.8	0.41	0.08	401.8	41.1	6,959	44.6	27.4
		Indicated	12.84	2.96	0.25	21.9	0.46	0.17	379.9	32.1	9,034	57.1	71.0
		Subtotal	23.79	3.29	0.31	20.9	0.43	0.13	781.1	73.2	15,993	101.7	98.4
		Inferred	70.49	3.79	0.26	34.5	0.89	0.32	2,672.9	180.2	77,215	619.1	736.5

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

(1)	The Mineral Resources estimate with respect to our mines were prepared by Nexa Resources and in certain cases validated by independent consultants. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(2)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. . The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are estimated at a NSR cut-off value of US$33.56/t for (SLS and US$49.90/t for C&F. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$ 2,249.40/t (US$1.02/lb); Cu: US$7,426.59/t (US$3.37/lb), and Ag: US$19.38/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data. A minimum mining width of 5.0 m and 4.0 m was used to create SLS and C&F resource shapes respectively. Bulk density varies depending on mineralization domain.

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are estimated at NSR cut-off values of US$60.06/t for the upper zone, US$61.09/t for the intermediate zone, US$59.75/t for the lower zone, and US$63.37/t for the mine deepening zone for C&F resource shapes. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$2,249.40/t (US$1.02/lb); Cu: US$7,426.59/t (US$3.37/lb); and Ag: US$19.38/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data. A minimum mining width of 4.0 m was used for C&F resource stopes. Bulk density varies depending on mineralization domain.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are reported within underground mining shapes with minimum mining width of 3.0 m for willemite mineralization. Density was assigned based on rock type. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$ 2,249.40/t (US$1.02/lb) and Ag: US$19.38/oz oz (using an average long-term U.S. dollar to Brazilian real exchange rate of 4.84), and metallurgical recoveries are based on recovery curves derived from historical processing data.

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for Mineral Resources is SLR Consulting, an independent mining consulting firm. Mineral Resources are reported using a US$45/t cut-off value for transversal longhole mining and longitudinal longhole retreat areas and US$55/t cut-off value for C&F areas. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869/t (US$1.30/lb); Pb: US$ 2,249/t (US$1.02/lb); Cu: US$7,427/t (US$3.37/lb); Au: US$1,768/oz and Ag: US$19.38/oz, and metallurgical recoveries are based on metallurgical testworks. The Mineral Resources in this table have an effective date as of September 30, 2020.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2020 prepared in accordance with Regulation S-K 1300.

					Grade				Contained Metal
	Ownership		Tonnage	Zinc	Silver	Lead	Gold	Zinc	Silver	Lead	Gold
	(%)(1)	Class	(Mt)	(%)	(g/t)	(%)	(g/t)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground Mine)(2)	72.94%	Measured	3.47	4.83	100.0	1.97		167.2	11,141	68.4
		Indicated	4.04	4.13	73.4	1.39		166.8	9,527	56.0
		Subtotal	7.50	4.45	85.7	1.66		334.1	20,669	124.3
		Inferred	7.71	4.45	81.6	1.26		342.8	20,236	97.2
Atacocha (Open pit Mine)(3)	72.94%	Measured	4.34	1.17	30.0	0.87	0.22	50.6	4,191	37.7	31.2
		Indicated	5.53	1.03	30.0	0.89	0.21	57.2	5,336	49.4	36.7
		Subtotal	9.87	1.09	30.0	0.88	0.21	107.9	9,527	87.2	67.9
		Inferred	1.31	0.97	30.5	0.83	0.26	12.8	1,291	10.9	10.9
Morro Agudo Mine(4)	100.00%	Measured
		Indicated	17.28	3.25		0.64		561.7		111.1
		Subtotal	17.28	3.25		0.64		561.7		111.1
		Inferred	4.70	3.27		0.52		154.0		24.3
Total		Measured	7.81	2.79	61.1	1.36	0.12	217.9	15,333	106.1	31.2
		Indicated	26.84	2.93	17.2	0.81	0.04	785.8	14,864	216.5	36.7
		Subtotal	34.65	2.90	27.1	0.93	0.06	1,003.7	30,196	322.6	67.9
		Inferred	13.73	3.71	48.8	0.96	0.02	509.6	21,527	132.4	10.9

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

(1)	The Mineral Resources estimate with respect to our mines were prepared by Nexa Resources. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(2)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. Mineral Resources are estimated at a net smelter return (NSR) cut-off value of US$ 55.05/t for C&F mining method. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$2,249.40/t (US$1.02/lb); and Ag: US$19.38/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data. A minimum mining width of 4.0 m was used for C&F resource stopes.

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. Mineral Resources are reported within optimized pit shell. Density was assigned based on rock type. Mineral Resources are estimated at a NSR cut-off value of US$19.46/t processed. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb); Pb: US$2,249.40/t (US$1.02/lb); Au: US$1,768/oz; and Ag: US$19.38/oz, and metallurgical recoveries are based on recovery curves derived from historical processing data.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., MAusIMM (CP) Geo, a Nexa Resources employee. Mineral Resources are reported within underground mining shapes. A minimum thickness of 3 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground. Density was assigned based on rock type. The NSR cut-off values are calculated based on the life of mine costs for each mine. Morro Agudo: US$ 37.95/t and Bonsucesso: US$ 46.22/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,869.14/t (US$1.30/lb) and Pb: US$2,249.40/t (US$1.02/lb); and metallurgical recoveries are based on historical processing data and metallurgical testworks.

Mineral Reserves and Resources

Internal Controls Disclosure

Nexa has used well-established quality assurance/quality controls (“QA/QC”) protocols since 2007 for core samples from operating mines and its Brownfield/Greenfield projects. Nexa has used a corporate database (GDMS Fusion) from Datamine since 2017, which replaced the previous corporate database system used from 2007 to 2016. The current database system has several default laboratory packages, specific for different Business Units (ore deposit types/countries) with pre-defined preparation and assay methods, reporting units and over-limit methods. All assay dispatches from all mines and projects follows the same protocols for each medium type (core, rock, soil, stream sediment samples). All written protocols are in a corporate internal system that requires revisions and updates every three years.

Nexa Quality Control include three types of duplicates (pulp, coarse rejects and half core duplicates), blank controls and certified standards. Inter-laboratory checks are also carried out on an annual basis at certified laboratories. Fusion database has a collection of pre-defined QA/QC charts for each type of control where Nexa parameters for each control are built in. All blanks and certified standards are approved and registered in Fusion by the database administrator. Nexa protocols for construction and certification of new standards from operating mines and projects include a minimum of ten laboratories and minimum of five samples per lab in the Round Robin. Laboratories need to be form different continents and only three laboratories from the same group are allowed.

Every mine and advanced project provides a detailed QA/QC report at least once a year, which is appended to the updated mineral resources technical reports prepared by our engineers.

With respect to verification of analytical procedures, Nexa retains an independent consultant to review Nexa’s QA/QC programs to ensure that an adequate level of quality is maintained in the process of sampling, preparing, and assaying the drill core samples and that the QA/QC programs have been designed and implemented to prevent or detect contamination and allow analytical precision and accuracy to be quantified. SLR completed this review for Nexa’s material projects in 2020 and found Nexa’s QA/QC programs meet or exceed industry standards.

Internally, regular data verification workflows are carried out to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration, mine geologists, and verified routinely for consistency.

The Mineral Resource and Mineral Reserve estimates are supported by a review of the recent operation results including operating costs, production, metallurgical performance and reconciliation. The LOM plan supporting the estimates includes consideration of changes to the permits required, capital costs, tailings capacity and other production constraints. The estimates are subject to normal industry risks including metal prices, metallurgical performance and geological modeling. For geological risk Nexa has modeling and estimation procedures following mining industry best practices including drilling, borehole survey, core logging, sampling, and density protocols.

Capital Expenditures

Capital expenditures

Our capital expenditures from January 1, 2018 through December 31, 2020 totaled US$1,046.5 million and we have budgeted US$450 million for 2021 for investments in projects that are currently underway, reflecting a 34% increase compared to our 2020 investment. The following table sets forth our capital expenditures for the periods indicated.

For the Year Ended December 31,
2020	2019	2018

	(in millions of US$)
Capital Expenditures
Expansion (1)	221.7	188.5	90.5
Modernization	8.1	18.5	15.0
Sustaining (2)	107.5	138.0	90.2
Health, Safety and Environment (“HSE”)	16.2	57.4	89.1
Others	1.3	7.7	11.7
Subtotal	354.8	410.1	296.5
Reconciliation to Financial Statements (3)	(18.3)	0.2	3.2
Total	336.5	410.3	299.7

(1)	For a description of the projects, see “Information on the Company—Mining operations.”
(2)	Since 2Q20, investments in disposals facilities moved from HSE to Sustaining expenses.
(3)	The amounts under “Reconciliation to Financial Statements” are mainly related to tax credit.

Our main capital expenditures during the years ended December 31, 2020, 2019 and 2018 include the following.

•	In 2020, our capital expenditures were US$336.5 million, an 18% decrease compared to 2019, mainly due to effects of the COVID-19 pandemic and our decision to reduce exploration projects and maintain only essential investments (non-expansion), with the exception of Aripuanã. In 2020, 66% of our capital expenditures related to the construction of Aripuanã (US$187 million), as well as the Vazante mine deepening project (US$13 million), which aims to extend the life of mine by seven years.

•	In 2019, our capital expenditures were US$410.3 million, mainly allocated to the following projects: the continuation of construction at the Aripuanã greenfield project; the Vazante mine deepening project; sustaining capital expenditures; and the construction of our dry-stacking tailings disposal facility in Vazante.

•	In 2018, our capital expenditures were US$299.7 million, mainly allocated to the following projects: the Vazante life of mine extension; implementation of dry stacking tailings disposal at Vazante; the start of construction at the Aripuanã greenfield project; and the change from the Goethite conversion process to the Jarosite conversion process at Cajamarquilla. In addition, we also invested in non-expansion projects related to environmental, health and safety, sustaining, and investments in tailings dams.

For 2021, we have budgeted US$450 million to invest in projects that are currently underway. Our main projects include US$237 million directed towards expansion projects, of which US$232 million is allocated to construction of the Aripuanã project and US$2 million to the Vazante mine deepening project, and US$213 million towards mainly to sustaining and HSE investments.

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

Brazilian regulatory framework

Mining rights and regulation of mining activities

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, the Brazilian Mining Code and other decrees, laws, ordinances and regulations, such as the Decree nº 9.406/2018 which renewed the regulation of the Mining Code. These regulations impose several obligations on mining companies relating to, among other things, the way mineral deposits are exploited, the health and safety of workers and local communities where mines are located, and environmental protection and remediation measures. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within, the industry. The MME and ANM regulate mining activities in Brazil. As of July 2017, the ANM replaced the National Department of Mineral Production (“DNPM”), and is responsible for monitoring, analyzing and promoting the performance of the Brazilian mineral economy, granting rights related to the exploration and exploitation of mineral resources and other related activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from mineral rights, which belong exclusively to the Brazilian federal government, the sole entity responsible for governing mineral exploration and mining activity in Brazil.

Summary of Brazilian concessions

In Brazil, we hold 741 exploration licenses (autorizações de pesquisa), 17 mining concessions (concessões de lavra), 24 mining concession applications (requerimento de lavra) and 116 exploration licenses applications (requerimentos de pesquisa), which we broadly and collectively refer herein to as mineral rights, that cover a total area of 2,404,795.5 hectares, of which: (i) 2,146,463.2 hectares, or 82.5%, are exploration licenses, (ii) 9,875.9 hectares, or 1.9%, are mining concessions, (iii) 14,761.9 hectares, or 2.7%, are mining concession applications and (iv) 233,694.5 hectares, or 12.9%, remain as exploration license applications and are presently under initial geological reconnaissance.

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

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2020, we have paid all applicable royalties, taxes and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration or production will not expire unless we fail to timely pay the applicable royalties, taxes and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities’ requirements, as applicable. See “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

Regulatory Matters

		Mineral Right
	Project	Titles	Area (hectares)
Mines	Morro Agudo / Ambrósia Trend	6	3,941.9
	Vazante mine	8	2,091.1
Greenfield Projects	Aripuanã	14	3,639.9
	Caçapava do Sul	3	2,947.3
Prospective Projects	Various	880	2,392,175.3
Total		898	2,404,795.5

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

On October 1, 2020, the Brazilian federal government issued law No. 14,066 which, among other provisions, amended the Brazilian Mining Code in order to explicitly state that all mine closure plans must be approved by the ANM as well as the environmental licensing agency. We have been complying with legal requirements regarding mine closure plans and continue to comply with all regulatory and environmental requirements.

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

Royalties and other taxes on mining activities

Revenues from mining activities are subject to the Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”) which is paid to the ANM. CFEM is a monthly royalty based on the sales value of minerals, net of taxes levied on the respective sale. When the produced minerals are used in its internal industrial processes, CFEM is determined based on the costs incurred to produce them. CFEM is determined by a reference price of the respective mineral to be defined by the ANM. The applicable rate varies according to the mineral product (currently 2.0% for zinc, lead, copper and silver). In addition, we are required to make certain fee payments for exploration authorizations known as the Annual Fee per Hectare (Taxa Anual por Hectare). There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states, such as Minas Gerais, where the concessions are located.

Environmental regulations

We are subject to several environmental regulations related to, among other matters, water resources, caves, waste management, contaminated areas, areas of permanent preservation, and conservation of protected areas. Specifically, we have taken the following actions regarding contaminated areas and areas of permanent preservation:

Regulatory Matters

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

Regulatory Matters

The General Mining Law (Texto Único Ordenado de la Ley General de Minería) is the primary law governing both metallic and non-metallic mining activities in Peru and is complemented by other regulations approved by the MINEM. Under the General Mining Law, mining activities such as exploration, exploitation, mining labor, beneficiation and mining transport (except storage, sampling, prospecting and trade) are carried out exclusively by means of concessions. The Dirección General de Minería (“DGM”) is the regulatory body of the MINEM responsible for proposing and evaluating regulations in the Peruvian mining sector as well as authorizing the commencement of mining activities in Peru.

A mining concession allows its holder to carry out exploration and exploitation activities within the area established in the respective concession title, provided that prior to the beginning of any mining activity, such concession title is granted by the Instituto Geológico, Minero y Metalúrgico (“INGEMMET”) and other applicable administrative authorizations are obtained (e.g., mining, environmental, use of water, use of explosives, impact on indigenous communities, etc.). A concession provides its titleholder with the exclusive right to undertake mineral exploration and mining activity within a determined area but does not grant the titleholder the right to own the surface land where the concession is located. Therefore, for the holder of a mining concession to develop exploration and/or exploitation works, the latter has to purchase the corresponding surface land from the owners, reach an agreement for its temporary use or obtain the imposition of a legal easement by the MINEM, which is rarely granted. There are special proceedings for purchasing or acquiring temporary rights over barren lands owned by the state.

Summary of Peruvian concessions

In Peru, we hold, through Nexa Peru and its subsidiaries, 909 mining and exploration concessions, which cover a total area of 411,727.3 hectares and 134 mineral claims totaling 88,213.6 hectares. Of our mines in Peru, the Atacocha mine property includes 147 mining concessions that cover an area of 2,872.51 hectares and one beneficiation concession, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,846.8 hectares and one beneficiation concession, the Cerro Lindo mine has 68 mining concessions that cover an area of 43,750.2 hectares and one beneficiation concession and the inactive Chapi mine property includes 32 mining concessions that cover an area of 4,625.6 hectares and one beneficiation concession. In addition, we have 223 mineral rights concessions for greenfield projects in Peru that cover a total area of 83,886.7 hectares. Our prospective projects include 414 mining concessions that cover an area of 271,745.57 hectares.

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

Regulatory Matters

The following table summarizes our mining concessions in Peru.

		Concessions
	Project	Titles	Area (hectares)
Mines	Atacocha mine	147	2,872.5
	El Porvenir mine	25	4,846.8
	Cerro Lindo mine	68	43,750.2
	Chapi mine (inactive)	32	4,625.6
Greenfield Projects	Florida Canyon Zinc	16	12,600.0
	Chapi Greenfield	14	5,855.6
	Hilarión	71	15,408.3
	Magistral	36	16,282.5
	Pukaqaqa	34	11,131.3
	Shalipayco	52	22,609.0
Prospective Projects	Various	414	271,745.6
Total		909	411,727.3

Exploration and authorization and mining concession regimes

Mining concessions are granted for an indefinite term, though dependent on the fulfillment of certain legal obligations. The commencement and re-commencement of exploration and/or exploitation mining activities are subject to the prior obtainment of an authorization for the commencement of activities before the DGM. Such authorizations could be subject to a prior consultation procedure with indigenous communities, carried out by MINEM, if mining activities were to impact their collective rights and territories as determined by the Ministry of Culture.

As of December 31, 2020, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Substantially all of Nexa Peru’s concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we comply in all material respects with the terms and requirements applicable to our mining rights and concessions.

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

Holders of mining concessions that are subject to administrative legal stability (in force as of the effective date) under an Agreement of Guarantees and Measures for Investment Protection entered into with the MINEM and Mining shall enter into an agreement with the Peruvian government for the payment of a Special Charge on Mining (Gravamen Especial a la Minería, or “GEM”). The GEM is payable on a quarterly basis and is calculated based on the operating income derived exclusively from the sale of metallic resources, with marginal rates between 4.00% and 13.12%.

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

Municipal permits

The regularization process for Nexa CJM’s administrative offices and construction permits was fully completed on September 22, 2017. The permit for construction of a new locker room at Nexa CJM’s facilities was obtained on December 11, 2019, and the municipal license for the operation of its water catchment plant located in Carapongo was obtained on August 5, 2020. Under the General Mining Law, all Peruvian mines located in rural areas such as Cerro Lindo, Atacocha, El Porvenir and Chapi are exempted from paying municipal taxes and obtaining municipal permits.

Environmental regulations

The development of economic activities in the Peruvian territory, such as those related to the mining industry, are subject to a broad range of general environmental laws and regulations related to the generation, storage, handling, use, disposal and transportation of hazardous and controlled materials; the emission and discharge of hazardous materials into the ground, air or water; and the protection of migratory birds and endangered and threatened species and plants. These regulations also set environmental quality standards for noise, water, air and soil, which shall be considered for the preparation, assessment and approval of the corresponding environmental management instrument, granted by the National Service for Environmental Certification of Sustainable Investments (“SENACE”).

The Ministry of Environment and other administrative entities, such as the Dirección General de Asuntos Ambientales Mineros (“DGAAM”), have the authority to enact regulations related to environmental matters. Additionally, the Environmental Supervision Agency (Organismo de Evaluación y Fiscalización Ambiental, or “OEFA”), is the competent authority in charge of supervising and imposing sanctions on mining companies upon non-compliance of applicable environmental legislation. In addition, there are other competent governmental agencies or authorities on specific environmental matters such as water, forestry resources, protected natural areas and aquatic environment that regulate, authorize and supervise environmental compliance and liability.

Regulatory Matters

Environmental permit regularization processes

Supreme Decree 040-2014-EM provided special procedures allowing us to acquire environmental and operational permits for mining operations and to regularize the mining of certain areas within the Cerro Lindo and Atacocha mines. It also provided for special procedures to regularize the construction and operation of certain mining components in Nexa CJM’s “Poza de Lodos Neutros” and “Poza No. 5,” which lacked the corresponding mining and environmental permits. With respect to Cerro Lindo, this permit regularization process was fully completed on July 5, 2017. With respect to the Atacocha mine, on December 18, 2017, we completed the permit regularization with respect to the areas that will be exploited. With respect to Nexa CJM’s “Poza de Lodos Neutros” and “Poza No. 5,” the regularization processes have been concluded and, therefore, these components currently have sufficient environmental and mining permits in place. These regularization procedures are independent from any sanctioning administrative procedure that the OEFA may initiate in connection with the construction and operation of mining components without the corresponding environmental permits.

Similarly, Supreme Decree 013-2019-EM allowed for further regularization procedures to be carried out as of January 6, 2020, which will also allow us to acquire environmental and operational permits for infrastructure and mining areas in the Cerro Lindo, Atacocha, El Porvenir and Chapi mines. The regularization procedures for all four operations are currently underway.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains and electricity concessions. We are also subject to more general legislation on labor, occupational health and safety, and peasant and indigenous communities, among others.

Overview

II.	Operating and financial review and prospects

Overview

Executive summary

During 2020, despite macroeconomic headwinds, increased volatility in commodity prices and operational setbacks due to the impact of the COVID-19 pandemic, particularly in the second quarter of the year, we were able to deliver solid operating results with EBITDA growing nearly 16% compared to 2019 and we generated net cash from operating activities of US$292 million during the year, overcoming challenges and restrictions stemming from the COVID-19 pandemic and its macroeconomic effects. These operational challenges are likely to continue in 2021, particularly if the spread of the COVID-19 pandemic is not deterred by ongoing vaccination campaigns and if the anticipated vaccine-propelled recovery does not materialize, which could lead to further restrictive measures being imposed by governments that may further affect macroeconomic conditions, as well as our operations.

We believe that the Nexa Way program, which aims to structurally improve our business model and transform our culture, has assisted us in adeptly navigating this unprecedented scenario. The Nexa Way program generated annualized positive impacts to EBITDA in 2020, based on the initiatives implemented in 2019. In light of the COVID-19 pandemic, new Nexa Way initiatives emerged during the second half of 2020 which were implemented at a cost of US$12 million, included in our general and administrative expenses. We expect additional initiatives to be implemented during the first half of 2021. We estimate that these new initiatives could generate additional gains, as well as some additional non-recurring costs.

Following the end of government-mandated temporary suspension of our Peruvian mines and limited smelters production, we safely resumed our activities during the second half of 2020 and we are currently running at normal levels. In Brazil, we operated our mines at higher throughput that allowed us to partially compensate the Peruvian reduced volumes. For more information on the impact of the COVID-19 pandemic on Nexa’s operations, see “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations” and the “—COVID-19” section below.

In response to the COVID-19 pandemic, we proactively managed our liquidity position by assuming additional debt during the first half of the year, adding approximately US$300 million to our cash balance through export credit notes issued in March and April, and the issuance of a US$500 million 7-year bond in June, with the net proceeds being used to repay certain existing financial indebtedness.

Our main development project, Aripuanã, is progressing according to the updated project schedule and we are on track to begin production in early 2022. This project is aligned with our objectives to increase integration between our mining and smelting operations and to reduce third-party zinc concentrate supply needs.

In response to our commitment to capital discipline to navigate this uncertain scenario, we temporarily suspended exploration activities during the second quarter of 2020. Exploration activities resumed in the third quarter and we have maintained our revised project portfolio and timeline following our aim to replace and increase mineral reserves and resources, subject to additional COVID-19-related measures.

In terms of our brownfield projects, in 2020 the Vazante mine-deepening project progressed as planned and the investment amounted to US$13 million. In 2021, we plan to complete the excavation of phase 2 of the EB-140, which is the main stage of the mine deepening project and its final assembly is estimated to be concluded by 2022.

During the second half of 2020, exploration activities at the Bonsucesso project were resumed as planned and engineering studies have resumed in the first quarter of 2021. Bonsucesso is expected to extend the life of mine of Morro Agudo and use the existing mine facilities of the complex, reinforcing the integration of our mines and smelters in Brazil. Magistral engineering studies continue to progress and we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution, before consideration of project’s approval. In the fourth quarter, we also restarted exploration activities at the Hilarión project. In addition, the pre-feasibility studies at Shalipayco, Pukaqaqa and Florida Canyon remain on hold.

Overview

Our 2020 financial results were impacted by factors including: (i) lower overall metal prices and lower volumes, (ii) the decrease in costs and exploration and project evaluation expenses and (iii) the depreciation of the Brazilian real against the U.S. dollar. In addition, our 2020 results were impacted by the recognition of a US$557 million non-cash impairment comprised of (i) an impairment loss of US$226 million in Cerro Pasco cash-generating unit (“CGU”), (ii) an impairment loss of US$267 million in goodwill in Mining Peru (Mining Peru is the lowest level within Nexa at which the goodwill generated in the acquisition of Nexa Peru is monitored) and (iii) individual assets impairment in the amount of US$45 million in the Jarosite conversion project, US$10 million in relation to the Ambrosia mining assets and US$10 million in relation to Atacocha underground assets. For further information, please refer to Note 33 of our consolidated financial statements.

In 2020, we had an 18% decrease in our mine production (zinc equivalent), from 609.4 thousand tonnes in 2019 to 498.3 thousand tonnes in 2020, mainly driven by the decrease in processed ore volumes in our Peruvian mines, which were affected by the government-mandated temporary shutdowns in response to the COVID-19 pandemic. Our total zinc metal (metallic zinc and zinc oxide) sales decreased by 5.8% in our smelting operations, from 621.2 thousand tonnes in 2019 to 585.4 thousand tonnes in 2020.

In 2020, our net revenues were 16.4% lower compared to 2019, reaching US$1,950.9 million, primarily impacted by lower average LME prices of zinc and lead compared to the 2019 average and lower volumes due to the impact of COVID-19. In 2020, we had a net loss of US$652.5 and Adjusted EBITDA of US$402.9 million, a 15% increase compared to 2019, primarily as a result of (i) lower mining and smelting costs, (ii) the decrease in mineral exploration and project evaluation expenses and (iii) the positive effect of the appreciation of the U.S. dollar against the Brazilian real; which offset COVID-19 related costs, lower LME prices and the decrease in volume. See “Selected Financial Data— Non IFRS measures and reconciliation” for reconciliations of Adjusted EBITDA to net (loss) income.

Our capital expenditures totaled US$336.5 million in 2020, an 18% decrease compared to 2019, mainly due to effects of the COVID-19 pandemic and our decision to reduce exploration projects and maintain only essential investments (non-expansion), with the exception of Aripuanã. In 2020, 66% of our capital expenditures related to the construction of Aripuanã (US$187 million), as well as the Vazante mine deepening project (US$13 million), which aims to extend the life of mine by seven years.

Outlook

In 2021, we estimate that we will produce (i) between 322.0 thousand tonnes and 353.0 thousand tonnes of zinc contained in concentrate, (ii) between 26.0 thousand tonnes and 30.0 thousand tonnes of copper contained in concentrate, (iii) between 42.0 thousand tonnes and 49.0 thousand tonnes of lead contained in concentrate and (iv) between 8,531 thousand ounces to 9,317 thousand ounces of silver contained in concentrate. These estimates assume, among other things: (i) Peruvian and Brazilian mines operating at normal utilization rates, (ii) the continued suspension of the Atacocha underground mine for an indefinite period of time, (iii) our assets continue to operate subject to additional measures and safeguard protocols to mitigate the spread of COVID-19.

In 2021, we expect to sell between 580.0 thousand tonnes and 596.0 thousand tonnes of metallic zinc product volume and between 35.0 thousand tonnes and 39.0 thousand tonnes of zinc oxide product volume. These estimates assume, among other things, an increase in performance through regular production across our smelters with productivity gains driven by: (i) smelters continuing to operate at higher utilization rates; and (ii) our assets continuing to operate subject to additional measures and safeguard protocols to mitigate the spread of COVID-19.

Over the next three years, we are expecting zinc equivalent metal production to increase 6.1% on average (based on the midpoint of the guidance range from 2021 to 2023), mostly driven by the start-up of the Aripuanã project in 2022. We expect to produce, in terms of zinc equivalent, between 518.0 and 578.0 thousand tonnes in 2021, 545.0 and 637.0 thousand tonnes in 2022 and 538.0 to 625.0 thousand tonnes in 2023. For the forecasted period, zinc head grade is expected to be in the range of 2.71% and 2.97%, copper head grade is expected to be in the range of 0.27% and 0.37% and lead head grade is expected to be in the range of 0.46% and 0.60%.

Metal sales volume at the midpoint of the guidance range (615.0 to 635.0 thousand tonnes) in 2021 is estimated to increase 40.0 thousand tonnes compared to 2020. For 2022, metal sales volume is forecasted to increase 2.5 thousand tonnes over 2021 (ranging from 615.0 to 640.0 thousand tonnes), and remain stable in 2023 (ranging from 615.0 to 640.0 thousand tonnes). The estimated increase in performance is explained by the fact that our smelters should continue to benefit from improved operational performance and to run at normal utilization rates after the temporary reduction in production due to COVID-19 related measures.

Overview

We also provided our cash cost net of by-product credits estimates for 2021. For our mining segment, we estimated cash cost after by-product credits at US$0.33 per pound of zinc sold mainly driven by lower benchmark treatment charges and increased production volumes, which should offset the normalization of mine development and infrastructure costs in Peru after the temporary shutdown restrictions, as cost reduction initiatives also remain in place. On the other hand, smelting cash cost after by-product credit is estimated at US$0.95 per pound of zinc sold, an increase of 18.7% compared to 2020 driven by (i) lower benchmark treatment charges, (ii) higher LME prices and (iii) increased raw material costs compared to 2020; which should be partially offset by cost reduction initiatives.

Our estimated capital expenditures for 2021 is US$450 million and includes the estimated US$232 million investment in the Aripuanã project. In response to COVID-19, in 2020 we focused our efforts on preserving cash. Consequently, we temporarily reduced non-expansion investments, maintaining all the essential investments to operate safely. In 2021, we expect to resume our sustaining and HSE investments, similar to pre-pandemic levels, in order to continue building a sustainable long-term business. In 2021, we also expect to incur approximately US$71.0 million in mineral exploration and project evaluation expenses, with US$51.0 million allocated to mineral exploration (including brownfields, greenfields, mining properties and administrative issues) and US$20.0 million allocated to project evaluation. In mineral exploration, we plan to continue our efforts to replace and increase mineral reserves and resources.

These estimates should be considered preliminary, subject to change and are based on several assumptions that management believes to be reasonable as of the date of this report, which are subject to change based on internal and external developments. As of the date of this report, we continue to monitor developments related to the COVID-19 pandemic, the community protest at the Atacocha property, which have led to the temporary suspension of the operations of its San Gerardo open pit mine and the temporary suspension of the underground Extremo Norte mine in Vazante due to operational issues. We cannot predict how and to what extent the pandemic, the protest activities or other operational issues may impact our current plans and objectives for 2021, including with respect to our consolidated production guidance and our current capital expenditure, mineral exploration and project evaluation disbursements. See “Forward-looking statements.” For cash cost guidance, see “Presentation of financial and other information—Non-IFRS measures.”

Key factors affecting our business and results of operations

Reporting segments

We have two reportable segments: mining and smelting. A major part of our zinc mining production, representing approximately 99.0% of production in 2020, is processed in our own smelters. Similarly, a major part of the zinc raw material consumption for our smelting operations, representing approximately 53.6% of concentrates in 2020, comes from our own mines. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

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

Overview

Segments are reported in accordance with IFRS 8 “Operating Segments,” and the information is presented to the chief executive officer, who is the chief operating decision maker in accordance with IFRS 8. Segment results are derived from the accounting records and are adjusted for reallocations between segments, impairment of non-current assets and other miscellaneous adjustments, if any, and transfer pricing adjustments. See Note 2 to our consolidated financial statements.

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

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
	2020		2019		2018
	(US$/tonne)	(US¢/lb )	(US$/tonne)	(US¢/lb)	(US$/tonne)	(US¢/lb)
Average Market
Prices of Base Metals
Zinc (LME)	2,267.00	103.83	2,546.34	115.50	2,921.95	132.54
Copper (LME)	6,180.63	280.35	5,999.73	272.14	6,523.04	295.88
Lead (LME)	1,825.58	82.81	1,999.68	90.70	2,242.43	101.71

	For the Year Ended December 31,
	2020	2019	2018

Average Market Prices of Precious Metals	(in US$/oz)
Silver (LBMA)	20.55	16.21	15.71
Gold (Fix)	1,769.59	1,392.60	1,268.49

The key drivers and recent trends of each of the metals that we produce are discussed below.

Zinc

Zinc is a major material for the construction and transport industries, which represent approximately 50% and 21% of the zinc end-use, respectively, according to Wood Mackenzie.

The annual average price of zinc on the LME as of December 31, 2020, was 11.0% lower when compared to the corresponding period in 2019. During 2020 and according to LME data, zinc stocks remained low, reaching their lowest level on February 4, 2020 and approximately 1% below the closing inventory registered on November 11, 2019. At the beginning of 2020, zinc prices presented a downward pressure significantly impacted by the COVID-19 pandemic and its effects on the global economy. By the second half of the year prices started to recover, mostly linked to an improvement in Chinese demand, the devaluation of the U.S. dollar and issues related to concentrate availability, which also impacted spot treatment charges levels throughout the year.

Overview

Spot treatment charges for imported concentrates in China decreased from US$310 per tonne in January 2020 to US$85 per tonne in December 2020, as reported by Wood Mackenzie, while long-term treatment charges increased from US$241 per tonne in 2019 to US$300 per tonne in 2020, as reported by Wood Mackenzie. According to Wood Mackenzie’s December 2020 report, the different movements of spot treatment charges resulted from a tighter concentrate market that followed temporary mine stoppages due to the COVID-19 pandemic, which led to a deficit of 218 thousand tonnes at the close of 2020.

In 2020, the zinc metal market closed with a surplus of 461.0 thousand tonnes resulting from a metal production of 13.6 million tonnes (1.5% higher than 2019) and consumption of 13.1 million tonnes (5.5% lower than 2019), according to Wood Mackenzie’s December 2020 report.

Refined zinc supply presented an increase as a result of the return of Chinese players that had had their operations suspended due to enforcement of new environmental regulations. China also contributed to an increase in demand, which was 7.0 million tonnes, or 1%, higher compared to 2019. As of March 16, 2021, refined zinc stock levels increased, reaching 266.4 thousand tonnes at the LME, compared with 202.2 thousand tonnes on December 31, 2020.

Copper

Copper is used for building construction, power generation and transmission, electronic product manufacturing and the production of industrial machinery and transportation vehicles. The annual average price of copper on the LME as of December 31, 2020 was 3.0% higher than in the corresponding period in 2019. Copper prices decreased 25.1% on January 2, 2020 and reached the lowest price of the year on March 23, 2020, US$4,618 per tonne, resulting from the negative impact of the COVID-19 pandemic. However, copper price recovered over the remainder of 2020 due to an improvement in the macroeconomic conditions combined with a tight metal stock. According to LME data, copper stocks finished the year at 108.0 thousand tonnes, compared to 145.7 thousand tonnes in the December 31, 2019. Total mine production, as well as global demand for refined copper, decreased in 2020 compared to 2019, while refined production increased during the same period, according to Wood Mackenzie.

Lead

Lead is used in batteries as energy storage and in other products such as ammunition, oxides in glass and ceramics, casting metals and sheet lead. The annual average price of lead on the LME as of December 31, 2020 was 8.7% lower than in the corresponding period in 2019. This decrease reflects the reduction in demand due to the impacts of the COVID-19 pandemic.

Silver

Silver is considered a precious metal and generally seen as a store of value, so its price tends to be resilient in times of economic uncertainty. In addition, applications in electronics and solar cells have added to the already broad range of uses of silver in currency, jewelry and silverware. The annual average LBMA silver price for the year ended December 31, 2020 was 26.8% higher than in the corresponding period in 2019. This was mainly due to increased demand for commodities that are perceived to be stable investments in a volatile economic scenario, such as silver. During the year, prices increased by 47.8%, from US$17.93 per ounce on January 2, 2020, the first day of trading, to US$26.49 per ounce on December 31, 2020, the last day of trading.

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. For more details, see “Information on the Company—Mining operations.” Our zinc, copper and lead contained in concentrates production decreased by 13%, 26%, and 26%, respectively, in 2020, mainly due to lower ore treated. Production of silver contained in concentrates decreased by 23.3% in 2020.

Overview

Commercial terms

We sell our concentrates and metallic zinc and zinc oxide products mostly through supply contracts with terms between one and four years, and only a small portion is sold on the spot market. The agreements with our customers include customary international commercial terms, such as cost, insurance and freight, or CIF; free on board, or FOB; free carrier, or FCA; and cost and freight, or CFR; pursuant to Incoterms 2010/2020, as published by the International Chamber of Commerce. For concentrates, revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract.

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, and delivery terms and also according to the market where metal will be sold. In 2020, 52.0% of the total zinc raw material consumption in our smelters was produced by our mines and 48.0% was purchased from third parties or was obtained from secondary raw materials (including oxide). We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users. Our products reach the following end use industries: transport, construction, infrastructure, consumer goods and industrial machinery. In 2020, 80.3% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 19.7% were to international traders. Our ten largest customers represented approximately 41.9% of our total sales volume in 2020. In 2020, we sold to more than 350 customers across 43 different countries.

Free zinc, treatment charges, premiums and smelter by-products

Smelters are processing businesses that achieve a margin on the concentrates and other feedstocks they process; in large part, the price for the underlying metal is effectively passed through from the miner supplying the concentrate, or the supplier of the secondary feed material, to the smelter’s customer. Our smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. The smelter earns revenue from (i) the treatment charge reflected as a discount in the purchase price it pays, (ii) the refined metal it can produce and sell over and above the metal content it has paid for in concentrates purchased from the miner (free metal) and (iii) any premium it can earn on the refined products it sells to its customers. By-products can also contribute to a smelter’s revenue. By-products from our smelting operations include, among others, silver, gold, copper, cement, sulfuric acid, lead concentrate, lead-silver concentrate, silver concentrates, limestone and copper sulfate.

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

The treatment charge (“TC”) is a discount per tonne of concentrates, which is determined by negotiation between the seller (a mine or a trading company) and the buyer (a smelter). Treatment charges can be benchmark TC (negotiated by the major miners and buyers), spot or negotiated.

We apply a Benchmark TC for our integrated mining and smelter operations in Peru. For our other purchases of zinc concentrate from third-party miners and trading companies, the treatment charge is based on the Benchmark TC, spot treatment charges or treatment charges negotiated annually with miners or trading companies.

In order to reduce volatility, for the majority of our third-party contracts, which are renewed throughout different periods during the year, we consider the 3-years average TC. The reference (average benchmark TC of 2020, 2019 and 2018) for 2020 stood at USD 230.6/t concentrate, up 23% from the previous reference (average benchmark TC of 2019, 2018 and 2017).

Overview

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

The following table sets forth, for the periods indicated, the zinc realized Benchmark TC, expressed in dollars per dry metric tonne (“dmt”) of concentrate.

	For the Year Ended December 31,
	2020	2019	2018
Treatment Charge (in US$/dmt)	300	236	147

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

The following table sets forth, for the periods indicated, information on premiums for the markets indicated, expressed in U.S. dollars per tonne.

	For the Year Ended December 31,
	2020	2019	2018
Rotterdam (in US$/tonne)	98	116	125
Singapore (in US$/tonne)	103	125	131
United States (in US$/tonne)	180	191	187

Source: Wood Mackenzie.

The following table sets forth, for the periods indicated, the gross premium over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in dollars per tonne.

	For the Year Ended December 31,
	2020	2019	2018
Brazilian operations (in US$/tonne)	482	497	494

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

Overview

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

In Peru, the energy market is more stable in terms of generation (hydrology forecast) and prices. We obtain 2.5% of the electricity for our operations from our own hydroelectric power plants and 97.5% from third parties with contracts with terms ranging from one to two years.

In Brazil, the electricity for our operations comes from five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests as of December 31, 2020: a 21.0% participation in the consortium Enercan (Campos Novos hydroelectric power plant), 100.0% ownership of a hydroelectric power plant (Picada) located in Minas Gerais, a 12.6% participation in the consortium Amador Aguiar I, a 12.6% participation in the consortium Amador Aguiar II and a 23.9% participation in the consortium Igarapava. We account for the consortiums as joint operations, as discussed in Note 4(b) to our consolidated financial statements. On a consolidated basis, our costs for electricity in Brazil reflect the operating costs of the hydroelectric facilities and are sensitive to a variety of factors, including hydrologic variables.

The only activity of Pollarix is to own our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.33% of its total share capital and/or its affiliates. The remaining shares are preferred shares with limited voting rights, which are owned by our major shareholder VSA. Under the terms of the preferred shares, VSA is entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares. See “Information on the Company—Other operations—Power and energy supply—Brazil.” As a result, a substantial part of the profits recognized by Pollarix from selling energy to our Brazilian operating subsidiaries will represent non-controlling interest in our income statement.

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

Overview

Since 2016, we have conducted an extensive study and update of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded additional environmental provisions of US$3.9 million and US$3.1 million in 2019 and 2020, respectively. Although not expected in the near future, changes in legislation and adjustments to our internal policies after the ongoing evaluations could require additional provisions.

COVID-19

During 2020, COVID-19 spread across the world with severe effects that have impacted the global economy in general and our business and operations. As a response to COVID-19, we implemented and continue to implement additional safety procedures in all our operations to ensure the health and safety of our employees, contractors and communities.

In 2020, we created a Crisis Committee, which includes all executive officers, certain key general managers and personnel to carry out preventive safety and health procedures in our operations and offices. We have implemented several measures to help protect our employees, contractors and local communities and we are working on three main fronts: (1) health, safety and people, (2) business continuity and (3) stakeholders. We have also implemented business continuity measures to mitigate and reduce any impacts of the global pandemic on our operations, supply chain and financial situation and remain committed to these efforts, particularly considering the recent “second wave” spread of the virus around the world.

In 2020, government authorities in the countries in which we operate, and in particular in Peru, implemented policies in response to the COVID-19 global pandemic, which negatively affected our financial position, results of operations and cash flows for the year ended on December 31, 2020, mainly during the second quarter of 2020. In this context, in Peru, on March 15, 2020, the government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. Consequently, mining operations at Cerro Lindo, Atacocha and El Porvenir were suspended and the operation of the Cajamarquilla smelter was reduced to approximately 50% of its production capacity. The quarantine period was initially expected to last until the end of March but was subsequently extended until early May 2020. During this period, mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security.

On May 6, 2020 the Peruvian government announced the conditions for the resumption of operations for different sectors, including mining operations above 5ktpd. Cerro Lindo and El Porvenir mines restarted operations on May 11, 2020, following the end of the state of emergency and gradually ramped up until the third quarter of 2020. The Cajamarquilla smelter also gradually improved its operating rate from mid-May to July 2020.

Following the supreme decree published by the Peruvian government that allowed medium-sized mines to restart operations, on June 8, 2020 we announced the resumption of operations at the San Gerardo open pit mine at the Atacocha site. The Atacocha site includes two mines: the Atacocha underground mine and the San Gerardo open pit mine. As a result of COVID-19 and its impact on the macroeconomic environment, and given our efforts to reduce costs and improve operational efficiency, in June 2020 we decided that the higher-cost Atacocha underground mine would remain suspended and it was placed under care and maintenance. Currently, we have still not defined how long the underground mine’s suspension will last, and the decision will depend on an improvement in the mine’s economic viability. Given this uncertainty, we have impaired certain fixed assets exclusively related to Atacocha’s underground operation for a total of US$10 million. See Note 33 to our consolidated financial statements.

In Brazil, our mining and smelting operations operated at normal levels throughout the year, except for the Juiz de Fora smelter which operated at 60% of its normal production capacity in May and June, in anticipation of a lower market demand, but has since returned to normal operating levels.

Currently, although our Peruvian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their adjusted normal production levels except for the Atacocha underground mine, which continues to be suspended as mentioned above. On January 27, 2021 the Peruvian government, among other measures in response to the COVID-19 “second-wave,” declared a new lockdown in certain areas of the country for a two-week period which was extended through the end of February 2021. Currently, our Peruvian operations have not been impacted by these additional measures.

Overview

Construction activities at the Aripuanã project continue to progress and production is scheduled to start in the beginning of 2022. In October 2020, the original project timeline was extended, and the original capital expenditures estimates were revised upward following a comprehensive study of internal issues and external factors, including COVID-19.

In 2020, COVID-19 related costs amounted to US$15 million. COVID-19 related costs are included in the cost of sales and operating expenses. Subject to the duration and extent of COVID-19, we expect these costs to be recurring in our operations in 2021, which are reflected in our cash cost guidance.

Although our operations have returned to normal, the ultimate impact of the COVID-19 global pandemic on our financial condition, results of operations and cash flows depends on the continuing duration and severity of the pandemic, on global and local efforts to contain its spread, on the abilities of countries to access and distribute effective vaccines and on the impact of response measures taken by the Company, governments and others. A new period of disruption or an extended global recession caused by the pandemic could materially and adversely impact our results of operations, access to sources of liquidity and overall financial condition. See “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations.”

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table sets forth Peruvian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Real GDP growth rate(1)(2)	(11.4)%	2.3%	4.0%
Internal demand growth rate(2)	(9.8)%	2.4%	4.3%
Private investment growth rate(2)	(17.2)%	4.0%	4.4%
Reference interest rate	0.25%	2.25%	2.75%
CPI rate(2)	1.8%	2.1%	1.3%
Appreciation (devaluation) of sol against the U.S. dollar	(9.2)%	1.7%	(4.0)%
Exchange rate of sol to US$1.00 (end of period)(3)	3.6180	3.3120	3.3755

Sources: Central Reserve Bank of Perú, Peruvian Ministry of Economy and Finance.

(1) Preview: Bloomberg consensus rate.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Brazil

The following table sets forth Brazilian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Real GDP growth rate (1)(2)	(4.4)%	1.1%	1.1%
Inflation rate (IGP-M)(2)	23.1%	7.5%	7.5%
Inflation rate (IPCA)(2)	4.4%	4.3%	3.8%
CDI rate (end of period)	1.9%	4.4%	6.4%
SELIC rate (end of period)	2.0%	4.5%	6.5%
TJLP	4.6%	5.6%	7.0%
Appreciation (devaluation) of real against the U.S. dollar	(28.9)%	(4.0)%	(17.1)%
Exchange rate of real to US$1.00 (end of period)(3)	5.1967	4.0307	3.8748

Sources: IBGE, the Central Bank, Cetip, and FGV.

(1) Preview published by the Central Bank official report (Focus) as of December 31, 2020.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Overview

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. A portion of our production costs, however, is denominated in reais, so there is a mismatch of currencies between our revenue and costs. In 2020, 20.1% of our production costs and operational expenses were denominated in reais. A smaller portion of our costs is denominated in soles since most of our costs in Peru are in U.S. dollars. In 2020, 18.8% of our production costs and operational expenses were denominated in soles. As a result, our results of operations are affected by changes in exchange rates between reais and, to a lesser extent, soles, and the U.S. dollar.

In addition, our Brazilian subsidiary Nexa Brazil has substantial intercompany debt to Nexa Resources that is denominated in U.S. dollars. The functional currency of Nexa Brazil is the real, so Nexa Brazil recognizes exchange gains or losses when the value of the real rises or falls against the U.S. dollar. These gains and losses are not eliminated in consolidation because the functional currency of Nexa Resources is the U.S. dollar, so they do not recognize offsetting gains or losses. As of December 31, 2020, the aggregate amount outstanding under these intercompany loans was US$250.7 million.

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

	Exchange Rates of S/ and R$ per US$1.00
	Period-End		Average(1)		High		Low
	S/	R$	S/	R$	S/	R$	S/	R$
Year ended December 31,
2018	3.3690	3.8748	3.2885	3.6558	3.3900	4.1879	3.2112	3.1391
2019	3.3140	4.0307	3.3371	3.9461	3.4060	4.2602	3.2832	3.6519
2020	3.6193	5.1967	3.4984	5,1578	3.6685	5.9372	3.3000	4.0213
Month
January 2021	3.6368	5.4749	3.6246	5.3562	3.6459	5.5089	3.6077	5.1626
February 2021	3.6493	5.5302	3.6451	5.4165	3.6535	5.5302	3.6354	5.3423
March 2021 (through March 16)	3.7005	5.5848	3.6898	5.6645	3.7101	5.8394	3.6564	5.5637

Source: Central Reserve Bank of Peru, Brazilian Central Bank, official offer exchange rates.

(1) Annually, represents the average of the daily exchange rates during the periods presented.

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

Overview

Luxembourg

The combined applicable income tax rate (including an unemployment fund contribution) is 24.9% from 2019 onwards.

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

To promote investments in Peru, investors and Peruvian companies may enter into an agreement with the Peruvian government, a Legal Stability Agreement, to provide a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered a guarantee and investment protection contract, or the stability agreement. Pursuant to the stability agreement, Nexa Peru can apply a special income tax rate of 20.0% from 2007 through 2021. The 29.5% income tax rate will become applicable to Nexa Peru in 2022. While Nexa Peru remains subject to the stability agreement, it is required to pay the GEM at marginal rates that vary from 4.00% to 13.12% of operating income, depending on the operating margin.

Our Peruvian subsidiaries Nexa Resources El Porvenir S.A.C. and Nexa Resources Atacocha S.A.A., do not have stability agreements with the Peruvian government and are therefore subject to a special mining tax (Impuesto Especial a la Minería, or “IEM”), with marginal rates from 2.00% and 8.40% of operating income, depending on the operating margin. In addition, these companies are subject to a mining levy (regalia minera). In 2022, Nexa Peru will become subject to an IEM and mining royalties tax once its tax stability agreement with the Peruvian government expires.

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

	For the Year Ended December 31,			Variation			% of Net Revenue from Products Sold
	2020	2019	2018	2020/ 2019	2019/ 2018	2020	2019	2018
	(in millions of US$)			(percentage)			(percentage)
Consolidated income statement information:
Net revenues	1,950.9	2,332.7	2,491.7	(16.4)	(6.4)	100.0	100.0	100.0
Cost of sales	(1,563.9)	(1,947.8)	(1,892.2)	(19.7)	2.9	(80.2)	(83.5)	(75.8)
Gross profit	387.0	384.9	599.4	0.5	(35.8)	19.8	16.5	24.2
Operating expenses:
Selling, general and administrative	(151.6)	(216.5)	(159.6)	(30.0)	35.7	(7.8)	(9.3)	(6.4)
Mineral exploration and project evaluation	(57.2)	(119.1)	(129.6)	(52.0)	(8.1)	(2.9)	(5.1)	(5.1)
Impairment loss	(557.5)	(142.1)	(3.3)	292.2	4,229.4	(28.6)	(6.1)	—
Other income and expenses, net	(19.2)	(18.2)	27.6	5.3	(166.0)	(1.0)	(0.8)	1.1
Operating income (loss)	(398.5)	(111.0)	334.6	258.9	(133.2)	(20.4)	(4.8)	13.4
Financial income	11.2	31.1	67.5	(63.9)	(54.0)	0.6	1.3	2.7
Financial expenses	(159.8)	(117.4)	(119.1)	36.1	(1.4)	(8.2)	(5.0)	(4.9)
Foreign exchange (loss) gain, net	(129.6)	(18.5)	(151.0)	600.2	(87.7)	(6.6)	(0.8)	(6.0)
Net financial results	(278.2)	(104.9)	(202.7)	165.3	(48.3)	(14.3)	(4.5)	(8.1)
Share in the results of associates	—	—	—	—	—	—	—	—
Income before income tax	(676.7)	(215.9)	131.9	213.5	(263.7)	(34.7)	(9.3)	5.3
Current income tax	(63.2)	(46.4)	(71.8)	36.3	(35.4)	(3.2)	(2.0)	(2.9)
Deferred income tax	87.3	104.7	33.0	(16.6)	217.1	4.5	4.5	1.2
Net (loss) income for the year	(652.6)	(157.5)	93.1	314.3	(269.2)	(33.4)	(6.8)	3.7

The following is a discussion of results of operations for 2020, compared to 2019. For a discussion of the financial condition and results of operations for 2019 compared to 2018, please refer to “Operating and financial review and prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on March 20, 2020.

Net revenues

In 2020, net revenues decreased by 16.4%, or US$381.8 million. This decrease was primarily due to lower zinc and lead prices and lower sales volumes due to the impact of COVID-19. In 2019, net revenues decreased by 6.4%, or US$158.9 million. This decrease was primarily due to lower metal prices.

Results of Operations

In 2020, zinc and lead average LME prices decreased by 11.0% and 8.7%, respectively, while copper average LME prices increased by 3.0%. The average LME price of zinc decreased from US$2,546 per tonne in 2019 to US$2,267 per tonne in 2020.

The following table shows a breakdown of our net revenues by destination of our sales.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$)
Brazil	583.1	625.0	693.4
Peru	485.9	595.6	674.2
United States of America	116.7	159.7	141.1
Luxembourg	76.1	145.5	172.8
Switzerland	68.9	101.6	126.2
Singapore	76.7	99.5	37.5
Korea	77.4	95.9	54.9
Chile	49.0	80.8	51.2
Japan	46.7	71.4	93.5
Argentina	56.2	60.9	90.3
Austria	35.2	39.9	40.5
Colombia	34.8	37.1	51.7
Turkey	25.0	33.9	48.3
Germany	33.9	20.7	20.9
China	1.3	9.9	9.5
Italy	9.9	9.0	5.3
Others	174.2	145.8	179.8
Net revenues	1,950.9	2,332.3	2,491.2

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
Treatment Ore (in tonnes)	10,853,740	13,001,535	13,051,365
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	313,074	361,061	372,793
Copper contained in concentrates (in tonnes)	28,154	38,184	39,029
Lead contained in concentrates (in tonnes)	38,009	51,349	52,267
Silver contained in concentrates (in oz)	6,825,883	8,900,995	7,992,167
Gold contained in concentrates (in oz)	16,179	24,977	29,224
External Mining Sales(1)
Zinc concentrates (in dry metric tonnes)	0	7,365	15,036
Copper concentrates (in dry metric tonnes)	109,147	147,608	147,704
Lead concentrates (in dry metric tonnes)	60,301	98,662	89,831
External Mining Sales—Metal Contained in Concentrate(2)
Zinc contained in concentrates (in tonnes)	0	4,166	7,533
Copper contained in concentrates (in tonnes)	28,077	38,300	38,932
Lead contained in concentrates (in tonnes)	33,648	52,472	48,453
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	305,389	340,369	330,766
Três Marias (metal available for sale in tonnes)	202,764	197,508	207,195
Juiz de Fora(3) (metal available for sale in tonnes)	79,410	86,155	78,748
Total zinc metal available for sale production (in tonnes)	587,562	624,032	616,708

Results of Operations

	For the Year Ended December 31,
	2020	2019	2018
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias(4) (Zinc oxide, contained zinc in tonnes)	35,258	38,064	38,565
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	550,698	584,538	578,144
Zinc oxide (in tonnes)	34,675	36,689	38,152
Total smelting sales volumes (in tonnes)	585,373	621,227	616,882
Smelting Sales—Zinc Contained in Product Volumes(4)
Metallic zinc (in tonnes)	549,047	582,627	576,918
Zinc oxide (in tonnes)	27,740	29,351	30,522
Total zinc contained in product volumes (in tonnes)	576,786	611,978	607,440

(1)	Excluding intercompany sales.
(2)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”
(3)	Including 2,772 tonnes of zinc ashes and drosses in 2020, 2,538 in 2019 and 2,236 in 2018.
(4)	Including 23,256 tonnes of zinc ashes and drosses in 2020, as well as metallic zinc used in the production of zinc oxide in 2020, 27,754 in 2019 and 27,885 in 2018.

Cost of sales

In 2020, our cost of sales decreased by 19.7%, or US$383.9 million, primarily due to: (i) lower throughput; (ii) lower operating costs in both segments, positively affected by cost reduction initiatives; (iii) lower concentrate prices; and (iv) the average depreciation in the BRL against the U.S. dollar. Abnormal production costs related to the temporary production suspension in response to the COVID-19 pandemic totaled US$74 million.

In 2019, our cost of sales increased by 3.0%, or US$55.7 million, primarily due to higher unit costs in our mining segment due to an increase in operating costs (maintenance and third-party services), partially offset by decreased costs in our smelting segment, primarily driven by lower raw material prices and better recovery rates.

Selling, general and administrative expenses

In 2020, our selling, general and administrative (“SG&A”) expenses decreased by 30.0%, or US$64.9 million, including US$13.7 million non-recurring expenses related to Nexa Way, our operational efficiency initiatives program, which commenced in 2019. This decrease reflects our efforts to reduce costs and a reduction in third-party services.

In 2019, our SG&A expenses increased by 35.7%, or US$56.9 million, including US$41.4 million non-recurring expenses related to Nexa Way.

Efficiency program – Nexa Way

In 2020, in light of the COVID-19 outbreak, new opportunities for operational enhancement emerged. In the second half of 2020, we implemented new initiatives under the Nexa Way program to improve our business and efficiency totaling US$12 million in our SG&A expenses. We estimate additional initiatives to be implemented during the first half of 2021 at an additional non-recurring expense in our SG&A expenses between US$3 to and US$13 million.

Mineral exploration and project evaluation

In 2020, our mineral exploration and project evaluation expenses decreased by 52.0%, or US$61.9 million, primarily due to our decision to temporarily suspend certain projects to preserve cash in response to the impact of the COVID-19 pandemic. We revised our short-term capital allocation and prioritized certain activities, such as the focus on advanced and brownfield projects. In 2020, our exploration drilling totaled 67.9 km.

Results of Operations

In 2019, our mineral exploration and project evaluation expenses decreased by 8.1%, or US$10.5 million, primarily due to reducing our project evaluation expenditures during the second half of 2019 resulting from the postponement of certain greenfield projects, while also continuing to execute our mineral exploration program focused on identifying new ore bodies and upgrading resources classification through infill drilling campaigns. In 2019, our exploration drilling totaled 220.7 km.

Impairment loss

In 2020, Nexa performed impairment tests as of March and September for all its CGUs: Cerro Lindo, Cerro Pasco, Cajamarquilla, Três Marias, Juiz Fora and Aripuanã. As a result we recognized a non-cash, pre-tax impairment loss on long-lived assets in the total amount of US$557 million, comprised of (i) an impairment loss of US$226 million in Cerro Pasco CGU; (ii) an impairment loss of US$267 million in goodwill in Mining Peru; and (iii) individual assets impairment in the amount of US$45 million in the Jarosite conversion project, US$10 million in relation to the Ambrosia mining assets and US$10 million in relation to Atacocha underground assets.

In 2019, Nexa performed an impairment test for all its CGUs: Cerro Lindo, Cerro Pasco, Cajamarquilla, Três Marias and Juiz de Fora. As a result, we recognized an impairment loss of US$142.1 million related to the Cerro Pasco CGU, resulting from the reduction in the mineral reserves and resources estimates that led to a shortening of the life of mine of the CGU. No impairment losses were identified in the other CGUs.

For further information, please refer to Note 33 to our consolidated financial statements and independent auditor’s report.

Other income and expenses, net

In 2020, our other income and expenses, net negatively impacted our results by US$19.2 million, primarily due to an increase in non-cash provisions with respect to legal claims, partially offset by lower mining obligations.

In 2019, our other income and expenses, net negatively impacted our results by US$18.2 million, primarily due to an increase in non-cash provisions with respect to labor claims and an inventory write-off in the second quarter, mining obligations; and other operating expenses.

The following table sets forth our other income and expenses, net for the periods indicated. See Note 9 to our consolidated financial statements.

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of US$)
Other income and expenses, net
Tax credits	5.5	4.7	37.6
Remeasurement of environmental obligations	3.1	2.5	12.1
Commodities derivative financial instruments	0.9	(0.8)	17.5
Loss on sale of property, plant and equipment.	(2.3)	(0.9)	(9.9)
Gain on sale of investments	—	—	0.3
Contribution to communities	(4.7)	(5.2)	(13.4)
Provision (reversal) for legal claims	(10.9)	(4.4)	(3.7)
Other operating income (expenses), net	(10.9)	(14.0)	(12.9)
Total other income and expenses, net	(19.2)	(18.2)	27.6

Results of Operations

Net financial results

We recognized a net financial expense of US$278.2 million in 2020 compared to a net financial expense of US$104.9 million in 2019. This increase was mainly due to an increase in foreign exchange loss, higher interest on loans and premium paid on bond repurchase. In 2019, net financial expense was lower than the US$202.7 million recognized in 2018 mainly due to lower net foreign exchange loss of US$12.9 million recognized in 2019 compared to a net foreign exchange loss of US$148.5 million in 2018.

Net foreign exchange gains (losses) reflect the accounting effect of the appreciation (depreciation) of the real against the U.S. dollar on certain U.S. dollar-denominated loans made by Nexa Resources to Nexa Brazil (which uses the real as its functional currency). During 2020, the 30.7% average depreciation of the real against the U.S. Dollar resulted in a foreign exchange loss. During 2019, the 7.9% average depreciation of the real against the U.S. dollar also resulted in a foreign exchange loss.

Excluding the effect of foreign exchange variation and other financial items, the net financial expense in 2020 increased 72.1% to US$148.6 million compared to US$86.3 million in 2019, driven mainly by an increase in interest on loans and financings and the premium paid on bonds repurchased in 2020. Excluding the effect of foreign exchange variation, the net financial expense in 2019 increased 67.2% to US$86.3 million compared to US$51.6 million in 2018, driven mainly by lower interest income from tax credits.

In 2020, our financial income decreased by 64.0%, or US$19.9 million, to US$11.2 million. The decrease in 2020 was due to the lower interest income from financial investments and cash equivalents as a result of the decrease in interest rates, mainly due to the impact of the COVID-19 pandemic. In 2019, our financial income decreased by 53.9%, or US$36.4 million, to US$31.1 million compared to 2018. The decrease in 2019 was due to the US$26.0 million in Brazilian federal tax credits awarded to Nexa Brazil in 2018.

In 2020, our financial expenses increased by 36.1%, or US$42.4 million, to US$159.8 million. The increase was due to increased debt on our balance sheet, increased interest on loans and premium paid on bond repurchase. In 2019, our financial expenses decreased by 1.4%, or US$1.7 million, to US$117.4 million from US$119.1 million in 2018 due to an increase in interest on lease liabilities (related to the adoption of IFRS 16) and an increase in interest on other liabilities related to the re-measurement of the ARO.

Income before income tax

As a result of the factors described above, our loss before income tax was US$676.7 million in 2020, as compared to income before tax of US$215.9 million in 2019.

Income tax

In 2020, we recorded a net income tax benefit of US$24.2 million. In 2019, we recorded a net income tax expense of US$58.4 million.

In 2020, our current income tax expense increased by 36.2%, or US$16.8 million, to US$63.1 million, mainly as a result of the exchange variation impacts. In 2019, our current income tax expense decreased by 35.4%, or US$ 25.4 million, to US$ 46.4 million, mainly as a result (i) foreign exchange tax losses on the payment of intercompany debt between Nexa Brazil and Nexa Resources; and (ii) a decrease in LME prices.

The difference between the nominal and effective tax rates in 2020 and 2019 are primarily a result of differences in tax rates from subsidiaries outside Luxembourg, impairment recognized in operations, tax effect of the translation of non-monetary assets of the tax base of NEXA’s Peruvian entities, a temporary special mining levy in Peru and the withholding tax on dividends paid by subsidiaries. In 2020, we recorded a deferred income tax benefit of US$87.3 million, mainly as a result of (i) impairment loss of non-current assets, other than goodwill, which is a permanent difference; (ii) increase through the difference in tax rate of subsidiaries outside Luxembourg; offset by (iii) derecognition of deferred tax assets in the subsidiary Atacocha which in accordance with the Company´s estimates of future taxable income for 2020, these assets will not be recovered. In 2019, we recorded a deferred income tax benefit of US$104.7 million, mainly as a result of (i) foreign exchange losses and (ii) the depreciation and amortization of fair value adjustment to property, plant, equipment and intangible assets. In 2020, we had a nominal tax rate and an effective tax rate of 24.9% and 3.6%, respectively. In 2019, we had a nominal tax rate and an effective tax rate of 24.9% and 27.0%, respectively.

Results of Operations

Net (loss) income

As a result of the foregoing, we had a net loss of US$652.5 million in 2020 as compared to net income of US$157.5 million in 2019.

Results by segment

The following table sets forth our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,			Variation		Variation
	2020	2019	2018	2020/ 2019	2019/ 2018	2020/ 2019	2019/ 2018

	(in millions of US$)					(percentage)
Consolidated Income Statement Information:
Net revenues:
Mining	748.5	1,000.6	1,164.2	(252.1)	(163.6)	(25.2)%	(14.1)%
Smelting	1,550.3	1,865.7	2,030.6	(315.4)	(164.9)	(16.9)%	(8.1)%
Intersegments Sales	(375.4)	(535.8)	(704.0)	160.4	168.2	(29.9)%	(23.9)%
Adjustments (1)	27.5	2.2	0.9	25.3	1.3	1164.7%	135.7%
Total	1,950.9	2,332.7	2,491.7	(381.8)	(159.0)	(16.4)%	(6.4)%
Cost of sales:
Mining	(625.4)	(805.1)	(711.0)	179.7	(94.0)	(22.3)%	13.2%
Smelting	(1,287.9)	(1,655.1)	(1,878.8)	367.2	223.7	(22.2)%	(11.9)%
Intersegments Sales	375.4	535.8	704.0	(160.4)	(168.2)	(29.9)%	(23.9)%
Adjustments (1)	(26.0)	(23.5)	(6.5)	(2.5)	(17.0)	10.8%	263.8%
Total	(1,563.9)	(1,947.8)	(1,892.2)	383.9	(55.6)	(19.7)%	2.9%
Gross profit:
Mining	123.0	195.5	453.2	(72.5)	(257.7)	(37.1)%	(56.95)%
Smelting	262.4	210.7	151.8	51.7	58.9	24.5%	38.8%
Adjustments (1)	1.5	(21.3)	(5.5)	22.8	(15.8)	(107.0)%	285.2%
Total	387.0	384.9	599.4	2.1	(214.5)	0.5%	(35.8)%

(1)	See Note 2 to our consolidated financial statements.

Mining

Net revenues

In 2020, our net revenues in the mining segment decreased by 25.2%, or US$252.1 million. This decrease was primarily due lower sales volumes from the temporary suspension of our operations in Peru, lower zinc and lead prices and higher benchmark treatment charges. This decrease was partially offset by higher silver and copper prices and record-high annual limestone sales volume in Morro Agudo since we began selling limestone in 2015. In 2019, our net revenues in the mining segment decreased by 14.1%, or US$163.6 million. This decrease was primarily due to lower average metal prices and higher treatment charges compared to the previous year.

Our production of zinc contained in concentrates decreased by 13.3% to 313.1 thousand tonnes in 2020, primarily due to the 17% decrease in treated ore volume year-over-year driven by the temporary shutdown of our Peruvian mines, in accordance with measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. In 2019, our production of zinc contained in concentrates decreased by 3.2% to 361.0 thousand tonnes, primarily due to lower average zinc grade and a slight decrease in treated ore volume. Production was also affected by the temporary reduction in processing capacity in Vazante for the repair of the trunnion used in the concentration plant.

Results of Operations

In 2020, our volumes of copper contained in concentrates decreased by 26.3% to 28.2 thousand tonnes of metal contained in concentrates, primarily due to the decrease in treated ore volume explained by the mandatory temporary shutdown of our Peruvian mines, and lower average copper grade. In 2019, our production volumes of copper contained in concentrates decreased by 2.2% to 38.2 thousand tonnes of metal contained in concentrates, primarily due to lower treated ore volume.

In 2020, our volumes of lead contained in concentrates decreased by 26.0% to 38.0 thousand tonnes of metal contained in concentrates, primarily as a result of suspension of production in Peru. In 2019, our production volumes of lead contained in concentrates decreased by 1.8% to 51.3 thousand tonnes of metal contained in concentrates, primarily as a result of slightly lower lead grade and the decrease in treated ore volume.

In 2020, our external sales volumes of zinc contained in concentrates decreased by 66.7% to 1.4 thousand tonnes of metal contained in concentrates, due to the fact that intercompany volume represented 99% of our sales volume. In 2019, our external sales volumes of zinc contained in concentrates decreased by 44.7% to 4.2 thousand tonnes of metal contained in concentrates, primarily due to higher intercompany volume.

Cost of sales

In 2020, our cost of sales in our mining segment decreased by 22.3%, or US$179.7 million, mainly due to lower operating costs and volumes, and the depreciation of the Brazilian real against the U.S. dollar. In 2019, our cost of sales in our mining segment increased by 13.2%, or US$94.1 million, mainly due to increased personnel, maintenance, and third-party services costs.

Smelting

Net revenues

In 2020, our net revenues in the smelting segment decreased 16.9%, or US$315.4 million, mainly due to the slowdown in industrial activities in our home markets during the first half of 2020 as a result of the COVID-19 pandemic, as well as lower average zinc prices. In 2019, our net revenues in the smelting segment decreased by 8.1%, or US$164.8 million, mainly due to the decrease in the average zinc metal prices which was partially offset by an increase in sales volume.

Our total metal sales were 585.4 thousand tonnes in 2020, 5.8%, or 35.8 thousand tonnes lower compared to 2019.

In 2020, our sales volume of zinc metal of 550.7 thousand tonnes decreased 33.8 thousand tonnes versus 2019, driven mainly by pandemic scenario.

In 2020, our sales volumes of zinc oxide decreased by 6.0%, or 2.0 thousand tonnes, to 34.7 thousand tonnes. In 2019, our sales volumes of zinc oxide decreased by 3.8%, or 1.5 thousand tonnes, to 36.7 thousand tonnes.

Cost of sales

In 2020, our cost of sales in our smelting segment decreased by 22.2%, or US$367.2 million, primarily due to (i) lower metal prices impacting the zinc concentrate purchase price; (ii) higher treatment costs paid to our smelters; (iii) the decrease in operating costs driven by lower energy, material and service costs in Peru; and (iv) the Brazilian real devaluation; partially offset by (v) the incremental costs related to the impact of COVID-19 and (vi) lower by-product credits. In 2019, our cost of sales in our smelting segment decreased by 11.9%, or US$223.7 million, primarily due to the decrease in average metal prices, increase in treatment charges and the depreciation of the real against the U.S. Dollar during the year.

Liquidity and Capital Resources

Liquidity and capital resources

Overview

In the ordinary course of business, our principal funding requirements are for working capital requirements, capital expenditures relating to maintenance and expansion investments, servicing our indebtedness and distributions to our shareholders. We typically meet these requirements through operational cash flows, long-term borrowings from private banks, the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), international export credit agencies, and the issuance of debt securities in the international capital markets.

In response to the COVID-19 pandemic, we proactively managed our liquidity position by assuming additional debt during the first half of the year, adding approximately US$300 million to our cash balance through export credit notes issued in March and April, and the issuance of a US$500 million 7-year bond in June, with the net proceeds being used to repay certain existing financial indebtedness. Our financing strategy is to fund our necessary capital expenditures and to preserve our liquidity while meeting our debt payment obligations. We believe that our cash and cash equivalents on hand, cash from operations and available borrowings will be adequate to meet our capital expenditure requirements and liquidity needs for our current requirements. We may require additional capital to meet our longer-term liquidity and future growth requirements. Although we believe that our sources of liquidity are adequate, weaker economic conditions in Brazil, Peru or globally could materially adversely affect our business and liquidity.

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements, share premium reimbursements, dividends and investment activities, as well as a need to service our indebtedness. In 2020, our operating activities generated cash flows of US$291.7 million, compared to US$122.8 million in 2019, an increase of 137.5% primarily due to positive operating income and working capital gain. In addition, we assumed new debt, which proceeds were partially used to repay certain existing financial indebtedness.

Uses of funds

In the ordinary course of business, our principal funding requirements are used for capital expenditures, dividend payments and debt service. In 2020, we also used funds for liability management and repayment of debt, including the cash tender offer of US$214 million completed in February 2020 for our Nexa Peru Bonds due 2023.

Capital expenditures

Our capital expenditures in 2020 before tax credits amounted to US$354 million. We have accrued tax credits of US$18 million with respect to our ongoing projects. Consequently, net capital expenditures for 2020 totaled US$336 million. Of this amount, 66% was allocated to expansion projects driven by Aripuanã’s project evaluation (US$187 million) and Vazante’s mine deepening (US$13 million).

Non-expansion projects, which include sustaining and HSE, among others, accounted for 37% of the total capital expenditures (or US$133 million) in 2020. The main investments were related to sustaining capital expenditures.

For 2021, we have budgeted US$450 million to invest in projects that are currently underway. Our main projects include US$237 million directed towards expansion projects—of which US$232 million is allocated to construction of the Aripuanã project and US$2 million to the Vazante mine deepening project—and US$213 million towards non-expansion projects, which includes sustaining and HSE.

Liquidity and Capital Resources

Expenses related to exploration and project evaluation

In 2020, exploration expenses were US$38 million, mainly driven by the resumption of our greenfield and brownfield exploration programs, including mine development. In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources.

Project evaluation investment amounted to US$15 million in 2020, including approximately US$5.7 million directed towards greenfield projects in FEL1 and FEL2 stages and US$6.4 million to brownfield projects in the same stages.

We expect to continue to advance with our exploration and drilling campaigns and develop our pipeline of projects. In 2021, we estimate to spend US$71 million on expenses relate primarily to mineral exploration (US$51 million), which includes mineral rights and mine development, and project evaluation (US$20 million) activities.

Distributions and repurchases

On February 11, 2021, we announced that the board of directors approved a cash dividend of US$35 million (US$0.26 per share) to our shareholders of record as of March 12, 2021. The dividend will be paid on March 26, 2021.

On March 30, 2020, we paid approximately US$50 million (US$0.38 per common share) of dividends to our shareholders. Additionally, during the second quarter, our subsidiary Pollarix declared and paid dividends in the amount of US$5.3 million to the non-controlling interests owned by Votorantim Geração de Energia S.A. (“VGE”) which is a related party and US$0.1 million to Nexa.

On June 4, 2020, at our Extraordinary General Meeting (“EGM”), our shareholders approved the cancellation of the 881,902 shares held in treasury, repurchased in 2018 and 2019. Following the cancellation of the shares on June 4, 2020, VSA holds 64.68% of Nexa’s equity.

Debt

As of December 31, 2020, our total outstanding consolidated indebtedness (current and non-current loans and financings, including accrued interest as of December 31, 2020) is US$2,024.3 million, consisting of US$146.0 million of short-term indebtedness, including the current portion of long-term indebtedness (or 7.2% of the total indebtedness), and US$1,878.3 million of long-term indebtedness (or 92.8% of the total indebtedness).

Our U.S. dollar denominated indebtedness as of December 31, 2020 was US$1,570.0 million (or 77.6% of our total indebtedness), our Brazilian real-denominated indebtedness was US$451.6 million (or 22.3% of our total indebtedness) and our Peruvian sol-denominated indebtedness was US$2.7 million (or 0.1% of our total indebtedness).

As of December 31, 2020, US$568.2 million, or 28.1% of our total consolidated indebtedness, bears interest at floating rates, including US$337.6 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, SELIC rate or Taxa de Juros de Longo Prazo (“TJLP”) and Taxa de Longo Prazo (“TLP”) rates (the long-term interest rates set by the Brazilian National Monetary Council and the basic costs of financing of the BNDES), and US$230.6 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR.

Liquidity and Capital Resources

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2020.

		As of December 31, 2020
	Average Annual Interest	Current Portion(1)	Long-term Portion	Total

Indebtedness	Rate	(in millions of US$)
Eurobonds	Fixed + 5.73%	22.9	1,316.1	1,339.0
	LIBOR plus 1.27%	47.4	166.3	213.7
Debt with banks	Fixed + 8.49%
	TJLP + 2.82%
BNDES	SELIC + 3.10%	9.6	170.2	179.8
	TLP – IPCA + 5.43%
Debentures	107.5% CDI	5.2	5.2	10.4
	LIBOR + 1.54%/
Export Credit Note		50.9	183.3	234.2
	111.55% CDI
Other		10.0	37.2	47.2
Total		146.0	1,878.3	2,024.3

(1) Includes principal and interest.

As of December 31, 2020, US$180.2 million remains outstanding under our loan agreements with BNDES, US$91.6 regarding to the Nexa Dardanelos’ facility agreement which are guaranteed by Nexa Brazil and Nexa Resources, and US$88.6 regarding to Nexa Brazil’s facility agreement which are guaranteed only by Nexa Resources.

Some of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of its assets. These instruments also contained covenants requiring that we comply with certain financial ratios, including:

•	a debt service coverage ratio of 1.0:1.0;

•	a net debt to EBITDA ratio of 4.0:1.0; and

•	a total debt to total capitalization ratio of 0.7:1.0.

As of December 31, 2020 we were in compliance with the above stated ratios.

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$146.0 million, including principal and interest, as of December 31, 2020.

We maintain a US$300.0 million revolving credit facility with a syndicate of lenders that will mature on October 25, 2024. This facility is guaranteed by Nexa Brazil and Nexa CJM. If drawn, this facility will bear interest at three-month LIBOR plus 1.00% per annum. On April 14, 2020, in order to enhance our short-term liquidity, we fully drew down the revolving credit facility, which was subsequently repaid on June 23, 2020. As of December 31, 2020, no amounts were drawn under this facility.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position. See “Risk factors—Financial risk— Our business requires substantial capital expenditures and is subject to financing risks.”

Liquidity and Capital Resources

Long-term indebtedness

The following discussion briefly describes our principal financing agreements as of December 31, 2020. For additional information, see Note 26 to our consolidated financial statements.

Term Loan. On March 12, 2020, in order to reduce our cost of debt, enhance our short-term liquidity and manage our debt profile, we entered into a term loan with a global financial institution, in the principal amount of R$477.0 million (approximately US$100.0 million) at a cost of 8.5%, with a five-year maturity. Simultaneously, we contracted a swap to exchange the interest rate to 2.45% as well as the currency of debt service prepayments from Brazilian real to US dollar. The term loan is guaranteed by Nexa Resources.

Export Credit Notes. In March and April 2020, we entered into five Export Credit Note agreements in the total principal amount of R$1,477 million (approximately US$300 million) with maturity dates between one and five years and costs between 134.2% of CDI and CDI +1.8% up to CDI + 4.2%. In June 2020, we prepaid the principal and accrued interest of an Export Credit Note in the amount of US$96.4 million. In October 2020, we prepaid the principal and accrued interest of an Export Credit Note in the amount of US$40.0 million. As of December 31, 2020, our outstanding principal amount under the Export Credit Notes was US$233.6 million.

Export Prepayment Facilities. We have certain export credit facilities with different financial institutions. In June 2020, we prepaid US$100 million due under one of these export prepayment facilities. As of December 31, 2020, one of these export prepayment facilities remains outstanding in an amount of US$100.0 million and bears interest at a rate of six month LIBOR plus 1.27%. The outstanding export prepayment facility is guaranteed by Nexa Brazil and Nexa CJM and is secured by liens on certain collection accounts associated with the facility.

Nexa Resources Bonds due 2028. On June 18, 2020, we issued an aggregate principal amount of US$500.0 million in bonds maturing in 2028 and bearing interest at 6.500% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2020, the outstanding amount under these bonds was US$510.5 million, which is related to a principal amount of US$500.0 million plus an accrual of US$17.4 million related to interest, net of borrowing costs of US$6.9 million.

Nexa Resources Bonds due 2027. On May 4, 2017, we issued an aggregate principal amount of US$700.0 million in bonds maturing in 2027 and bearing interest at 5.375% per year. These securities are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2020, the outstanding amount under these bonds was US$698.7 million, which is related to a principal amount of US$700.0 million plus an accrual of US$6.0 million related to interest, net of borrowing costs of US$7.3 million.

Nexa Peru Bonds due 2023. On March 28, 2013, we issued an aggregate principal amount of US$350.0 million in bonds maturing in 2023 and bearing interest at 4.625% per year. On February 24, 2020, we completed a tender offer to purchase for cash any and all of the outstanding 2023 Notes and purchased an aggregate principal amount of US$214.5 million, or 62.55% of the outstanding principal amount as of the settlement of the tender offer. As of December 31, 2020, the outstanding amount under these bonds was US$129.7 million, which is related to a principal amount of US$128.5 plus an accrual of US$1.5 million related to interest, net of borrowing costs of US$0.3 million.

BNDES and FINEP. BNDES has been an important source of debt financing for our capital expenditures in Brazil. We, through our Brazilian subsidiaries, have entered into several loan agreements with BNDES for the expansion and modernization of certain fixed assets, studies and engineering projects, environmental investments and the acquisition of machinery and equipment. As of December 31, 2020, our aggregate outstanding principal amount under BNDES loan agreements was R$927.9 million or US$178.6 million. For further details on our long-term financings with BNDES, please see the table below.

On October 26, 2020, we disbursed the first tranche of the Credit Facility Agreement related to the Aripuanã Project signed with BNDES in the amount of approximately R$225 million or US$39.9 million at a cost of TLP plus 3.39%, with maturity in 2040. On December 28, 2020 we disbursed the second tranche of this facility in the amount of approximately R$250 million or US$47.7 million at a cost of TLP plus 3.39%, with maturity in 2040.

Liquidity and Capital Resources

In December 2014, Nexa Brazil entered into a loan agreement with the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or “FINEP”), to finance the research and development of various projects. As of December 31, 2020, our outstanding principal amount under this loan agreement was R$5.7 million or US$1.1 million.

The following table sets forth selected information with respect to Nexa Brazil’s principal long term financings with BNDES and our outstanding amount under these financings as of December 31, 2020.

Indebtedness	Borrower	Guarantor	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding As of December 31, 2020
						(in millions of US$)
R$1,000.0 million BNDES Revolving Credit Agreement	Nexa Brazil	Nexa Resources	TLP plus 2.09% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	13.2
Total						13.2
	Nexa Brazil	Nexa Resources	SELIC plus 3.10% per annum	60 monthly installments commencing on October 15, 2021	September 15, 2026	30.6
R$1,200.0 million BNDES Revolving Credit Agreement (1)	Nexa Brazil	Nexa Resources	TJLP plus 2.82% per annum	60 monthly installments commencing on September 15, 2017	September 15, 2026	16.8
	Nexa Brazil	Nexa Resources	TLP plus 2.22% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	26.5
Total						73.9
Credit Facility Agreement	Nexa Dardanelos	Nexa Brazil and Nexa Resources	TLP plus 3.39% per annum	210 monthly installments commencing on March 15, 2023	August 15, 2040	91.4
Total						91.4
Total BNDES Long-Term Indebtedness						178.5

 (1) Consists of three tranches.

Cash flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2020 and 2019.

Liquidity and Capital Resources

	For the Year Ended December 31,
	2020	2019
	(in millions of US$)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	291.7	122.8
Investing activities	(369.2)	(335.4)
Financing activities	451.6	(119.3)
Effects of exchange rates on cash and cash equivalents	(16.1)	(2.5)
Other high liquid short term investments	29.5	-
Increase (decrease) in cash and cash equivalents	387.5	(334.3)
Cash and cash equivalents at the beginning of the year	698.6	1,032.9
Cash and cash equivalents at the end of the year	1,086.2	698.6

In 2020, our net cash flow provided by operating activities was US$291.7 million, primarily due to a lower interest paid on loans, financings and on lease liabilities, lower income tax paid, and a net positive impact of changes in operating assets and liabilities resulting from the Company’s initiatives during the COVID-19 pandemic to protect cash resources such as example renegotiated payment terms with vendors, offset by the premium paid on repurchased bonds.

In 2020, our net cash flow used in investing activities was US$369.2 million, mainly due to capital expenditures, which totaled US$323.7 million in 2020, partially offset by a net sales of financial investments of US$47.5 million.

In 2020, our net cash flow used in financing activities was US$451.6 million, mainly impacted by the assumption of US$1,296.5 million in new loans and financings, partially offset by the payments of loans and financings during the year in the amount of US$757.5 million and dividends paid in the amount of $56 million.

At December 31, 2020, our cash and cash equivalents were US$1,086.2 million, US$387.5 million higher compared to our cash and cash equivalents at December 31, 2019.

Contractual Obligations

Contractual obligations

The following table sets forth certain of our contractual obligations as of December 31, 2020.

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	(in millions of US$)
Loans and financings(1)	2,648.7	214.6	484.6	459.2	1,490.3
Lease liabilities(2)	25.8	16.0	9.7	0.1	-
Derivative financial instruments(3)	26.9	5.4	0.1	21.4	0.1
Trade payables	370.1	370.1	-	-	-
Confirming payable(4)	145.3	145.3	-	-	-
Salaries and payroll charges	56.4	56.4	-	-	-
Dividends payable	4.6	4.6	-	-	-
Related parties	0.6	-	0.6	-	-
Provisions - Asset retirement obligation(5)	377.9	33.7	53.5	70.4	220.2
Use of public assets(6)	29.5	1.3	2.9	5.1	20.2
Long-term commitments (7)	259.8	117.0	39.9	102.9	-
Total	3,945.5	964.3	591.2	659.2	1,730.8

(1)	Reflects projected undiscounted cash flow of principal and interest as of December 31, 2020.

(2) Represents Nexa’s obligation to make lease payments arising from the lease.

(3)	See Note 17 to our consolidated financial statements.

(4)	Certain of our subsidiaries have entered into agreements extending payment terms from 90 to 180 days with several suppliers. These suppliers have discounted their receivables with banks.

(5)	Represents the undiscounted cash flows to settle the provision for asset retirement, including interest to be incurred.

(6)	Represents the amounts established in the concession contracts regarding the rights to hydroelectric power generation (onerous concession) under use of public assets agreements. The amounts are accounted in “Other liabilities” in our consolidated balance sheet.

(7) At December 31, 2020, we had contracted US$156.9 (December 31, 2019: US$211.3) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that have not yet been incurred. As part of our activities for the execution of certain Greenfield projects, we have agreed to minimum investments levels that, if not met by September 2024, would require additional disbursements of US$102.9.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements

As of December 31, 2020, we did not have off-balance sheet arrangements of the type that we are required to disclose under Item 5.E of Form 20-F.

Critical Accounting Policies and Estimates

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

Impairment of goodwill

We annually test whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 33 to our consolidated financial statements. We assess the recovery of the carrying amount of goodwill of each cash generating unit or group of cash generating units based on value in use or fair value less costs to sell, using a discounted cash flow model.

We also assess, at each reporting date, whether there is an indication that goodwill may be impaired. If any indication exists, such as volume and price reductions or unusual events that can affect the business, we estimate the recoverable amount of the cash generating unit or group of cash generating units.

The process of estimating the value in use and the fair value less costs to sell involves assumptions, judgment and projections of future cash flows. Our assumptions and estimates of future cash flow used for impairment testing of goodwill are subject to risk and uncertainties, particularly for markets—such as metals— subject to higher volatilities, which are outside our control. The calculations used for the impairment testing are based on discounted cash flow models as of September 30, 2020, market assumptions, such as LME prices, market interest rates and other available data regarding global demand. The discount factor applied to the discounted cash flow model is our pre-tax weighted average cost of capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections before taxes on income, based on financial and operational budgets for a five-year period. After the five-year period, the projections are extended to the end of the mine life for our mines and indefinitely for our smelters. We do not use growth rates in cash flow projections of the terminal value for our smelters.

Impairment analysis

When performing its annual impairment assessments, we identified the following impairment indicators:

•	On March 31, 2020, we identified impairment indicators that arose mainly as a result of the decrease in short- and mid-term commodities prices, suspension of production, discontinued projects and increased operating costs. On September 30, 2020, we performed our annual impairment test for the CGUs to which goodwill had been previously allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla). Given that we assessed that there were new impairment indicators, we expanded the scope of this test to include all of NEXA’s CGUs. These impairment indicators included the decrease in the market long-term zinc price, which we assess as part of the strategic planning process performed during the third quarter of every year, as well as a result of the higher capital expenditures to be invested in the Cerro de Pasco CGU.

•	In addition to the CGUs impairment analysis, for the year ended December 31, 2020, we have recorded impairment for individual assets, mainly regarding the Jarosite project, Ambrosia Mine and Atacocha underground mine operation as follows:

Critical Accounting Policies and Estimates

o	Jarosite: Due to problems with contractors and suppliers, in December 2019 the execution of this project was suspended. In 2020, we began studies to conclude its economical and operational viability, which are ongoing. Due to the uncertainties related to the project, an impairment was recognized.

o	Ambrosia Mine: The Ambrosia mine in Morro Agudo reached the end of its life of mine during the fourth quarter of 2020 and operations were suspended due to the uncertainties associated with the geological model of the area, safety considerations and a greater movement of ore compared to the original plan. This suspension lead to an impairment recognition for the assets allocated in this mine.

o	Atacocha Underground Mine: Due to the COVID-19 pandemic and its impact on the macroeconomic environment, the uncertain time for recovery and our efforts to reduce costs and improve operational efficiency, in June 2020 we suspended operations at the higher-cost Atacocha underground mine, placing it under care and maintenance. We have not yet determined how long the underground mine’s suspension will last and the decision will depend on an improvement in the mine’s economic viability. Due to this uncertainty, an impairment was recognized for the assets regarding Atacocha underground mine operation.

We concluded that the combination of these indicators could result in the recoverable amount of its cash-generating units being lower than the carrying amount. An impairment test of all our CGUs was performed. See Note 33 to our consolidated financial statement.

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

Critical Accounting Policies and Estimate

Asset retirement obligations

Provisions are made for ARO, restoration and environmental costs when the liability arises due to the development or mineral production of an operating asset, based on the net present value of estimated closure costs. Our initial recognition and any subsequent revision of AROs also considers assumptions such as interest rates, inflation and useful lives of the assets. We review these estimates on a quarterly basis. Management uses its judgment and previous experience to determine the potential scope of restoration work that is required for the asset, as well as any related costs associated with such work.

The cash flows are discounted to present value using a credit risk adjusted rate that reflects current market assessments of the time value of money and the specific risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in net financial results. Differences in the settlement amount of the liability are recognized in the income statement. For additional information, see Note 28 to our consolidated financial statements included herein.

Tax, civil, labor and environmental provision

We are party to ongoing labor, civil, tax and environmental lawsuits, which are pending at different court levels. We establish provisions for potentially unfavorable outcomes of litigation in progress and update them based on management evaluation, with support from the positions of external legal counsel. For additional information, see Note 29 to our consolidated financial statements.

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

Determination of Mineral Reserves and Mineral Resources as basis to determine life of mine

Mineral reserves are deposits estimated to be economically feasible for extraction under economic conditions as of the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by us and based on the estimated life of mine. Any changes to the life of mine, including as a result of changes in estimates of mineral deposits and mining plans, may affect prospective amortization rates and carrying values of these assets. The process of estimation of mineral deposits is based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates. These estimates, when evaluated in the aggregate, can have a relevant impact on the economic viability of the mineral deposits. We use various assumptions with respect to conditions, such as metal prices, inflation rates, exchange rates, technology improvements and production costs, among others. Estimates of mineral reserves and resources are reviewed periodically, and any changes are adjusted to reflect life of mine and, consequently, adjustments to amortization periods. Costs for the acquisition of rights to explore and costs to develop mineral properties incurred as of the start of the feasibility study phase known as front end loading (“FEL 3”), are capitalized. Since April 1, 2018, these costs are amortized using the units of production method over the estimated useful lives of the mines. The impacts of the change in the accounting estimation were not considered to be material, and the change was accounted for prospectively. Once the mine is operational, these costs are amortized and considered a production cost.

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

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy, that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our executive officers and board of directors.

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the executive team, audit committee and board of directors. We use a governance, risk and compliance management platform, BWise, to manage and assess our risks, to monitor our action plans and to create related reports.

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

Assuming an exchange rate appreciation (devaluation) of 10.0% of the U.S. dollar against the real as of December 31, 2020, we estimate that our EBITDA for the year would have increased (decreased) by US$39 million for 2020. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, changes in exchange rates may also affect the volume of sales as other market participants become more or less competitive. This sensitivity analysis does not factor in a potential change in sales levels or actions that management could take to manage the potential impact. Accordingly, the actual effect of exchange rate fluctuations will vary from period to period. However, assuming all other factors are held constant, we would expect future fluctuations like those analyzed above to have a similar potential impact on our results for future periods. See “Forward-looking statements.”

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2020, an increase/(decrease) in LIBOR of 25.0% would impact our profit and cash flows by US$243/(246) million. We calculate our exposure to fluctuations in interest rates at least for 12 months after a reference date, considering any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted for our finance committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Metal price sensitivity

We are subject to financial risks arising from the volatility of prices of zinc, copper, lead and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2020 Adjusted EBITDA (as previously defined) attributable to us resulting from metal price changes.

Risk Management

	Zinc	Copper	Silver
Change in metal price (in percentage)	10.0%	10.0%	10.0%
Change in Adjusted EBITDA (in millions of US$)	87.4	17.2	12.7

Derivative instruments

To hedge against financial risk, we enter derivative transactions under our Financial Risk Management Policy. Those transactions are carried out in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian Contrato Geral de Derivativos (“CGD”) Agreements.

None of the derivative transactions we are party to as of December 31, 2020 have corporate guarantees or require margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2020 was entered into for speculative or arbitrage purposes.

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

To execute our hedge programs, as well as any sporadic hedging demands, we and our subsidiaries mainly enter into average rate (Asian) forwards, collars and swaps and standard interest rate swaps. These are the types of derivatives applicable for the hedge of our exposures, according to our Financial Risk Management Policy.

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

Major shareholders

As of March 22, 2021, Nexa Resources has 132,438,611 common shares outstanding, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

Votorantim S.A. is Nexa Resources’ controlling shareholder. VSA does not have any different voting rights, but as long as it holds a majority of our voting stock, it can influence or control matters requiring approval by our shareholders, including the appointment of directors. VSA acquired all its shares in Nexa Resources on February 26, 2014.

Shareholder	Number	Share Capital (%)
VSA	85,655,128	64.68%
Public (1)	46,783,483	35.32%
Total	132,438,611	100.00%

(1) Includes 7,894,595 shares held by Capital International Investors (based on an amendment to Schedule 13-G filed by Capital International Investors on February 16, 2021), which represents 5.9% of our share capital.

VSA

As of March 22, 2021, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly-owned by Ermírio Pereira de Moraes, Maria Helena Moraes Scripilliti, José Ermírio de Moraes Neto, José Roberto Ermírio de Moraes, Neide Helena de Moraes and the descendants of Antonio Ermírio de Moraes through controlled companies.

Related Party Transactions

Related party transactions

We enter transactions with VSA and companies that are owned or controlled, directly or indirectly, by VSA in our ordinary course of business. These transactions in the ordinary course of business are conducted on an arms’ length basis and in accordance with applicable laws and our corporate governance policies. See “Risk factors—Risks relating to our corporate structure—VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.” In accordance with article 441-7 of the Luxembourg law of August 10, 1915 concerning commercial companies, as amended (“1915 Law”), any member of our board of directors having a direct or indirect financial interest conflicting with that of Nexa Resources in a transaction put before the board for consideration must advise the board thereof and cause a record of such member’s statement to be included in the minutes of the meeting. The director may not take part in these deliberations and at the next following general meeting of shareholders of Nexa Resources, before any other resolution is put to vote, a special report shall be made on any such conflicted transactions. This shall not apply where the decision of the board relates to ordinary business entered into under normal market conditions.

Nexa has controls in order to identify related parties on a quarterly basis and approve related party transactions. Such controls include an analysis by the related party internal committee which is a required step for the execution of related party transactions.

The table below sets forth the balances of our principal related party transactions as of the dates and periods indicated. The entities disclosed are entities part of the Votorantim Group. The transactions relate to shared project costs such as environmental protection; administrative services provided by the Center of Excellence (Centro de Excelência); sales of limestones and cement purchases, mainly for the Aripuanã project; purchases of energy to be used in Nexa Brazil operation units and construction services for the Aripuanã project, among others. For more information, see “Cost-sharing agreement with VSA,” “Other shared arrangements,” and “Purchasing of electricity from Votener.”

As of December 31,
2020
(in millions of US$)
Related Party Transaction Balances
Related Party Assets
Current assets
Trade Accounts Receivable
Companhia Brasileira de Alumínio	1.5
Votener - Votorantim Comercializadora de Energia Ltda	0.6
Votorantim Cimentos S.A.	0.3
Total	2.4
Trade payables
Votorantim S.A.	0.8
Andrade Gutierrez Engenharia S.A	1.2
Companhia Brasileira de Alumínio	0.2
Votorantim Cimentos S.A.	0.1
Votener - Votorantim Comercializadora de Energia Ltda	6.3
Votorantim International CSC S.A.C	0.4
Other	0.9
Total	9.9
Dividends payable
Other.	4.6
Total	4.6
Related parties liabilities
Other	0.6
Total	0.6

Related Party Transactions

We summarize below some of our principal related party transactions.

For the Year Ended December 31,
2020
(in millions of US$)
Related Party Transactions
Sales
Votorantim S.A.	-
Companhia Brasileira de Alumínio	7.8
Votener - Votorantim Comercializadora de Energia Ltda.	9.7
Votorantim Cimentos S.A.	-
Other	-
Total	17.6
Purchases
Votorantim S.A.	4.4
Andrade Gutierrez Engenharia S.A.	26.3
Companhia Brasileira de Alumínio	1.2
Votener - Votorantim Comercializadora de Energia Ltda.	7.7
Votorantim Cimentos S.A.	0.5
Votorantim International CSC S.A.C	6.6
Other	0.8
Total	47.5

Cost-sharing agreement with VSA

We entered into an agreement with VSA on September 4, 2008, for services provided by the Center of Excellence (Centro de Excelência) of VSA related to administrative activities, human resources, back-office services, accounting, taxes, technical assistance, and training, among other activities. Under a cost sharing agreement, Nexa reimburses VSA for the expenses related to these activities that pertain to Nexa. We do not expect to negotiate any material changes in the terms and conditions of our cost-sharing agreement with VSA.

Andrade Gutierrez Engenharia S.A

As part of the execution of the Aripuanã project, in June 2019 we entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of our director’s close family members may have significant influence at its holding level. As of December 2020, the updated amount of this contract is US$52.7 million. In June 2020, we entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction services for the Aripuanã project, in the total amount of US$21.3 million.

Related Party Transactions

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

In addition, all executive officers participate in the Fundação Senador José Ermírio de Moraes (“FUNSEJEM”) pension fund, a private, closed and not-for-profit pension fund responsible for the management of the pension plans for the employees of companies linked to the Votorantim Group.

See “Risk Factors—Risks relating to our corporate structure—VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.”

Distributions

Distributions

Distributions to our shareholders are subject to the requirements of Luxembourg law and the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as legal requirements and other factors we may deem relevant at the time. As of December 31, 2020, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we estimate to distribute each year amounts equal to at least 2.0% of our average market capitalization. For this purpose, our average market capitalization for a fiscal year is the sum of the daily market capitalization for each NYSE trading date in such fiscal year divided by the number of NYSE trading days in such fiscal year, where the daily market capitalization for any trading day is the product of the NYSE closing price per share in U.S. dollars of our common shares on such trading day and the number of common shares outstanding on such trading day.

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

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. As of December 31, 2020, the legal reserve is US$13,332,051.30.

The table below describes the distributions paid to our shareholders. Distributions for 2018 were paid in the form of a share premium reimbursements. Distributions for 2019 and 2020 were made in the form of a cash dividend.

	For the Year Ended December 31,
	2020	2019	2018

	(in millions of US$)
Distributions paid to shareholders	50.0	69.8	80.0

Distributions

On March 30, 2020, we paid approximately US$50 million (US$0.38 per common share) of dividends to our shareholders. Additionally, during the second quarter, our subsidiary Pollarix declared and paid dividends in the amount of US$5.3 million to the non-controlling interests owned by VGE which is a related party and US$2.1 million to Nexa.

On February 11, 2021, our board of directors approved the payment of a cash dividend of US$0.264273 per common share to our shareholders at the close of business on March 12, 2021 expected to be paid on March 26, 2021. The dividend will represent an aggregate amount of approximately US$35 million, based on the 132,438,611 common shares outstanding as of December 31, 2020. This dividend is subject to ratification, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2020, which is expected to occur in June 2021.

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

Trading Markets

Trading markets

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the NYSE, under the ticker symbol NEXA. Our common shares are also publicly traded in Canada on the TSX, under the ticker symbol NEXA. On March 22, 2021, there were 132,438,611 common shares issued and outstanding.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Nexa did not repurchase any shares during 2020. As of December 31, 2020, there were no authorized share buyback programs.

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

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices in line with the Corporate Governance Guidelines ( “Canadian Corporate Governance Guidelines”) issued by the Canadian Securities Administrators pursuant to National Policy 58-201, together with certain related disclosure requirements pursuant to National Instrument 58-101— Disclosure of Corporate Governance Practices. These include adopting internal rules for the board of directors and appointing key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the board of directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles. The disclosure set out below describes in further detail our approach to corporate governance in relation to the Canadian Corporate Governance Guidelines.

Code of conduct

We work with all of our employees, as well as third parties who interact with them, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. In 2018, we updated our compliance program based on the anti-corruption, anti-money laundering, anti-terrorist financing and antitrust laws in effect in the countries where we operate. As a result of this, the code of conduct was revised and is supported by compliance-related policies and procedures that were disseminated and implemented throughout the Company. Our directors and executives have certified that they have read and that they will comply with our code of conduct. Furthermore, our board of directors periodically monitors compliance related topics. A conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures.

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

Our code of conduct and main compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this report, and you should not consider it to be part of this report.

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

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We have no management directors.

Corporate Governance

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and two non-independent directors, which has adopted a committee charter.

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

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and two non-independent directors, which has adopted a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

•      reviewing and proposing new compensation models and changes to current compensation models; and

•      determining compensation of executive officers, directors and committee members.

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

•    our risk management controls and monitoring processes, according to the ERM policy; and

•    the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

See “Corporate governance, management and employees—Board of directors—Committees of our board of directors.”

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our articles of association require shareholder approval of overall remuneration, including any equity-compensation plans of members of the board of directors and members of board committees.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have corporate governance policies in place as described in “Corporate governance, management and employees” in this annual report.

Corporate Governance

Section	NYSE corporate governance rule for U.S. domestic issuers	Our approach
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a formal code of conduct, which applies to our directors, officers, employees and third parties who interact with the Company. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.
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

As a foreign private issuer, we are subject to and comply with (b) and (c) of these requirements, but are not subject to (a).

Board of Directors

Board of directors

Our board of directors is responsible for the general guidance of our business and affairs, including providing general guidance, governance and strategic oversight to our executives and other members of our management team. It is also responsible for ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The board of directors is vested with broad powers to act on behalf of Nexa and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our board of directors.

Appointment and term of members of our board of directors

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

In 2020, one director, Gianfranco Castagnola, was elected to our board for the first time. The term of each and all of our directors expires at the 2021 annual general meeting of shareholders. The following table sets forth our current directors, their respective board positions and their respective date of election to the board.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (3)	65	Aventura, USA	Chairman of the Board	June 18, 2019
Daniella Elena Dimitrov (1)(2)*	51	Toronto, Canada	Director	December 14, 2017
Diego Hernandez (2)	72	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho (3) *	54	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz (1)(4)*	70	New Haven, USA	Director	December 14, 2017
Gianfranco Castagnola (4)	60	Lima, Peru	Director	June 4, 2020
Ian Wilton Pearce (2)	64	Toronto, Canada	Director	June 18, 2019
Jane Sadowsky (1)(3)*	59	New York City, USA	Director	December 14, 2017
João Henrique Batista de Souza Schmidt (4)	42	São Paulo, Brazil	Director	October 18, 2016
Luís Ermírio de Moraes (3)	60	São Paulo, Brazil	Director	August 25, 2016

(1)	Member of the audit committee.

(2)	Member of the sustainability and capital projects committee.
(3)	Member of the compensation, nominating and governance committee.
(4)	Member of the finance committee.

*     Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 and Section 311 of the TSX Company Manual.

Board of Directors

The business address of each member of our board of directors is our corporate office, which is 37A, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.

We present below a brief biographical description of each member of our board of directors:

Jaime Ardila. Mr. Ardila has been a member of our board of directors since June 2019 and has been Chairman of the board since July 30, 2020. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the Board of Directors of Accenture and Chairman of Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

Daniella Elena Dimitrov. Ms. Dimitrov has been a member of our board of directors since January 2018. Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She is currently a partner at Sprott Capital Partners, a division of Sprott Capital Partners LP, a merchant bank with a focus on natural resources. Ms. Dimitrov is also a director of International Petroleum Corp. and Chemtrade Logistics Income Fund and served as director of Excellon Resources Inc. until April 2020. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice Chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov has recently received the NACD Directorship Certification. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Diego Hernandez. Mr. Hernández has been a member of our board of directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018. Mr. Hernández has over 45 years of experience in the mining industry. He is currently the President of the Sociedad Nacional de Minería in Chile and Advisor to the Chairman of BAL Group. He also integrates the Executive Committee of the Confederación de la Producción y del Comercio de Chile. He served as CEO of Antofagasta Minerals from August 2012, and in September 2014 was appointed CEO of Antofagasta plc, a position he held until April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010, based in Santiago. He served as Executive Director, Non-Ferrous Metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés of Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received an award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile.

Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our board of directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018 and has been member of the board of directors of CBA since 2017. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm focusing on mid-size companies in Brazil. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds a MBA from the University of Chicago in 1995.

Board of Directors

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

Gianfranco Castagnola. Mr. Castagnola has been a member of our board of directors since June 2020. Mr. Castagnola is partner and CEO of Apoyo Consultoría, a leading firm specialized in economic, business and financial advisory services in Peru. He also serves as chairman of the board of directors of its subsidiary, AC Capitales SAFI, one of the largest Peruvian investment fund managers. He has been a member of the board of directors of the Peruvian Central Bank from 1996 to 2001 and was president of the Universidad del Pacífico board of trustees. He is chairman of the board of directors of Scotiabank Peru S.A., and member of the board of directors of Saga Falabella, the Austral Group and IKSA. Mr. Castagnola’s previous roles include serving as member of the board of directors of Nexa Peru, Nexa Resources Atacocha S.A.A., Lima Airport Partners, Quimica Suiza, Cementos Pacasmayo, Camposol Holding and Redesur. Mr. Castagnola earned his master’s degree in public policy from Harvard University and his bachelor’s degree in Economics from the Universidad del Pacífico.

Ian Wilton Pearce. Mr. Pearce has been a member of our board of directors since June 2019. He served as CEO at Xstrata Nickel from 2006 to 2013, after which he launched X2 Resources, a mid-tier diversified mining and metals company, serving as one of its founding partners from 2013 to 2017. Prior to these roles, Mr. Pearce was responsible for the day-to-day management of several engineering, procurement and construction projects in South Africa, Zimbabwe, Chile, Canada, the United States, and Indonesia. Mr. Pearce has over 35 years of professional experience in metallurgy and mining-related industries and an extensive background in leadership positions including COO and Senior Vice President at Falconbridge, Limited, and as Project Engineer and Project Director with Fluor Inc. and Fluor Daniel Canada Inc. Currently, Mr. Pearce serves as chair and director on four public company boards and one private company board and one non for-profit organization. He also serves as advisor to the board of MineSense Technologies since 2013 and advisor to KoBold Metals since 2018. Mr. Pearce earned his Diploma in Mineral Process Engineering from University of Johannesburg and his bachelor’s degree from the University of Witwatersrand, both in South Africa. He also trained in general and strategic management at Wits Business School and Henley Business School. Mr. Pearce served as a member and Chair of the executive management boards at the Nickel Institute and the Mining Association of Canada, in addition to other professional affiliations.

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

Board of Directors

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our board of directors since 2016. He has held the position of executive officer for Corporate Development at VSA, and in 2020 he assumed the position of CEO. He is the Chairman of the Board of Directors of Votorantim Geração de Energia S.A., a position he has held since 2017 and he served as Chairman of the Board of Directors of CESP – Companhia Energética de São Paulo in part of 2019. He also served as member of the Board of Directors of Citrosuco S.A. from 2014 to 2019 and Nexa Brazil from 2016 to 2018. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Luís Ermírio de Moraes. Mr. Moraes has been a member of our board of directors since 2016, and was the Chairman of the board until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is currently Vice President and a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Internal rules of the board of directors

Our board of directors adopted board internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;

•	ensure that the executive officers comply with such mission, strategic goals and guidelines;

•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	approve the annual commercial agreements strategy;

•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa according to our articles of association;

•	deliberate and approve any acts or transactions involving Nexa which have not been formally delegated to other corporate bodies, such as transactions with an individual amount of US$100.0 million or more, including any transactions relating to investments, loans or derivative contracts;

•	promote and ensure compliance with our corporate purpose;

•	ensure the sustainable, long-term continuity of Nexa, including with regard to economic, social and environmental considerations;

•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;

•	evaluate the performance of our CEO and executive officers;

Board of Directors

•	exemplify and, together with the management committee, create a culture of integrity throughout the organization;

•	approve and monitor compliance with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; and (k) authorization policy;

•	approve board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;

•	ensure appropriate succession planning for our board of directors, CEO and executive officers;

•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered into between Nexa and any of our executive officers; and

•	all further tasks as required by applicable law and our articles of association.

The board internal rules are available on our website.

The board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the board. In accordance with the board’s internal rules, the independent members of the board may hold separate meetings and each director has a duty to declare, prior to any board meeting, the existence of a particular reason or conflict of interest with Nexa with respect to a subject matter being discussed or considered by the board. Accordingly, such board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our board members are prohibited from holding executive positions with Nexa and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our audit committee is comprised entirely of independent directors and we also have independent representation on all other committees.

Description of the position of Chair

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

Board of Directors

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

Under the board of directors’ internal rules and our articles of association, the board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The board of directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the board’s internal rules. In fiscal year 2020, our board of directors held 11 meetings, in which the rate of attendance in person or by representation was 100% of the directors.

Director	Board Meetings	Meetings Attended	Overall % Attendance
Jamie Ardila	11	11	100%
Daniella Elena Dimitrov	11	11	100%
Diego Hernandez	11	11	100%
Eduardo Borges de Andrade Filho	11	11	100%
Edward Ruiz	11	11	100%
Gianfranco Castagnola (since June 4, 2020)	4	4	100%
Ian Wilton Pearce	11	10	91%
Jane Sadowsky	11	11	100%
Jean Simon (until June 4, 2020)	7	7	100%
João Henrique Batista de Souza Schmidt	11	11	100%
Luís Ermírio de Moraes	11	11	100%

As set forth in the board of directors’ internal rules, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2020, our directors held in camera sessions without members of the management team prior and/or at the conclusion of each board meeting.

Committees of our board of directors

Our board of directors has an audit committee, a finance committee, a compensation, nominating and governance committee and a sustainability and capital projects committee. Our board of directors may have other committees as it may determine from time to time. Each of the standing committees of our board of directors has the composition and responsibilities assigned to them by the meeting of the board of directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our board of directors is available on our website.

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

Our audit committee’s primary responsibilities are to assist the board of directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the ERM policy; (v) the compliance and ethics program; and (vi) the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

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

Finance committee

Our finance committee is a standing committee established by our board of directors on March 28, 2017 to assist the board of directors in fulfilling certain of its oversight responsibilities. The finance committee may be composed of three to five members, each appointed by our board of directors for a term of one year. Gianfranco Castagnola, Edward Ruiz and João Henrique Batista de Souza Schmidt currently serve as its members.

Our finance committee’s primary responsibilities are to assist the board of directors in fulfilling its oversight responsibilities with respect to monitoring Nexa’s balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments and returns, among others.

Compensation, nominating and governance committee

Our compensation, nominating and governance committee is a standing committee established by our board of directors on March 28, 2017 to assist the board of directors in fulfilling certain of its oversight responsibilities. The compensation, nominating and governance committee may be composed of two to five members, each appointed by our board of directors for a term of one year. Luís Ermírio de Moraes, Eduardo Borges de Andrade Filho, Jaime Ardila and Jane Sadowsky currently serve as its members. Two of the four members of the compensation, nominating and governance committee are independent directors. An external advisor with broad experience in the area was retained from January to June 2020 to assist our compensation, nominating and governance committee in carrying out its mandate.

Our compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the board of directors and of the members of the committees of the board of directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (4) development of corporate governance guidelines and principles; (5) identification of individuals qualified to be nominated as members of the board of directors and suggesting nominees to fill any vacancies on the board of directors; (6) the structure and composition of board committees; (7) evaluation of the performance and effectiveness of the board of directors, the chief executive officer and each of the board’s standing committees; (8) the supervision and approval of our social responsibility plans and policies; and (9) any related matters required by applicable laws and stock exchange rules.

Board of Directors

Sustainability and capital projects committee

Our sustainability and capital projects committee is a standing committee established by our board of directors on April 29, 2019 to assist the board of directors in fulfilling certain of its oversight responsibilities. The capital projects oversight was added on December 3, 2020. The sustainability and capital projects committee may be composed of at least three and no more than five members, each appointed by our board of directors for a term of one year. Diego Hernandez, Daniella Elena Dimitrov and Ian Wilton Pearce currently serve as its members.

Our sustainability and capital projects committee’s primary responsibilities are to assist the board of directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including tailings management. The committee also assists in the oversight of the estimate and disclosure of mineral reserves and resources related to our operations and projects.

The sustainability and capital projects committee is also responsible for assisting the board with the review of technical, economic and social matters with respect to our projects, including exploration, development, permitting, construction and operation of our mining and smelting assets, which are core to our strategy and growth.

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

The compensation, nominating and governance committee and our board of directors have the responsibility to review and assess the composition of the board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the board of directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our board and management team, each of the board’s committees and each director, the board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our board of directors and each of its committees and the management team. Ultimately, appointments to our board of directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in board and management team composition and the desire to maximize the effectiveness of corporate decision making, having regard to our best interests and strategies and objectives, including the interests of our shareholders and other stakeholders. During our selection process for board appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 20%) of our ten members of the board are women, and on a general basis, 13% of our overall employees are women.

Further, we developed a plurality program in 2019 as part of the Nexa Way program. This program is composed of affinity groups, which are formed by employees on a volunteer basis and divided into five themes: (i) women, (ii) race and ethnicity, (iii) LGBTQIA+, (iv) people with disabilities and (v) multigenerational. The affinity groups are assisted by a technical committee composed of executive officers and employees in key areas such as human resources, compliance, legal and institutional relations. By 2025, our gender target is to have 20% of women represented companywide. This target is frequently monitored, global and locally, and action plans are currently being implemented to achieve the proposed goal.

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

Share ownership

Luís Ermírio de Moraes, a member of our board of directors, directly and indirectly owns 2,379,259, or 1.80%, of our common shares. As of December 31, 2020, none of our executive officers own, beneficially or of record, any of our common shares.

Executive Officers and Management Committee

Executive officers and management committee

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Tito Botelho Martins Júnior	58	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	46	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	60	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	43	Lima, Peru	Senior Vice President Mining
Marcio Luis Silva Godoy	55	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	53	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Felipe Baldassari Guardiano	58	São Paulo, Brazil	Vice President Sustainability, Strategic Planning & Corporate Affairs
Gustavo Cicilini	45	São Paulo, Brazil	Vice President Human Resources
Ricardo Moraes Galvão Porto	47	Lima, Peru	Senior Vice President Commercial & Supply Chain

The business address of our executives is Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil.

A brief biographical description of each of our executives is presented below:

Tito Botelho Martins Júnior. Mr. Martins has been our Chief Executive Officer since 2012. Mr. Martins has more than 30 years of experience in the metals and mining industry, and extensive board experience in different countries. Currently he serves on the board of CBA, as well as Nexa Peru and Nexa Resources Atacocha S.A.A., which are both listed in the Peruvian Stock Exchange. In 2014 and 2015, he was Chairman of the Board of the Brazilian Aluminum Association (“ABAL”). Prior to joining Nexa Resources, Mr. Martins was Executive Director for Base Metals at Vale S.A., a leading Brazilian mining company, from 2006 to 2012. During this period, he also served as board member of Norsk Hydro, an aluminum producer listed in Norway. He was also a member of the Brazilian Mining Institute. From 2003 to 2006, Mr. Martins was the CEO of Caemi S.A., a Brazilian diversified mining company listed on the São Paulo Stock Exchange. Earlier in his career, he worked for Vale S.A, from 1985 to 2003, where he held several positions in the finance and corporate areas. He graduated with a degree in Economics in 1984 from Universidade Federal de Minas Gerais in Brazil and has an MBA in 1984 from the Instituto de Pesquisa Economica e Administrativa of Universidade Federal do Rio de Janeiro, Brazil. In May 2017, the newspaper Valor Economico recognized Mr. Martins as the Valor Executive of the mining and metallurgy sector.

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

Executive Officers and Management Committee

Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President Mining since 2017. Mr. Coelho has over 17 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (“UFMG”), and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018.

Marcio Luis Silva Godoy. Mr. Godoy has been our Senior Vice President Project Development & Execution since June 2020 and has also been responsible for engineering and IT. Mr. Godoy has over 27 years of experience in the mining industry. He has worked in different roles related to mineral exploration, mineral technology, project development and implementation and mining operations in several countries including Brazil, Mozambique, Chile, Zambia, Australia and Suriname. Mr. Godoy previously worked in well-known companies including Vale, Phelps Dodge, Golden Star Resources and Novo Astro Mining. He was also the chairman of the Agency for the technological development of the Brazilian Mining Industry (“ADIMB”). Mr. Godoy is a graduated Geologist and has a Masters in Geology from the São Paulo State University (“UNESP”).

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

Felipe Baldassari Guardiano. Mr. Guardiano has been our Vice President Sustainability & Strategic Planning since 2014 and has also been our Vice President for Corporate Affairs since 2019. Prior to that, he served as Director of Performance Management at Votorantim Metais S.A. between 2012 and 2014. He is responsible for developing and implementing company policies for sustainability and coordinating the elaboration and implementation of our strategic plan. In addition, he is responsible for establishing targets for performance improvement at all operations and corporate divisions through the development and implementation of the Votorantim Performance Management System. In 2012, before joining Votorantim Metais S.A., he worked at Vale for seven years as Director of Performance Management and, later, as a Director of Pellet Plants. Prior to Vale, he worked as a consultant, serving as an engagement manager associate at McKinsey & Co. for approximately five years. Prior to 1999, he lived in the United States for 12 years, where he worked as a Geostatistician and Reserve Specialist for Mineral Resources Development Inc. (“MRDI”). While at MRDI, he provided advisory expertise on mines in the United States, Canada, Africa, Brazil, Australia, Chile and other countries. Mr. Guardiano graduated in Mining Engineering from the Ouro Preto School of Mines (Minas Gerais, Brazil), and holds a Master’s degree in Mining Engineering from the Montana College of Mineral Sciences and Technology (Butte, Montana, United States), as well as executive education program certificates from the Massachusetts Institute of Technology (Boston, Massachusetts, United States), and the IMD (Lausanne, Switzerland).

Gustavo Cicilini. Mr. Cicilini became Vice President Human Resources in 2019. Mr. Cicilini joined Nexa Resources in 2018 as senior Human Resources manager for attraction, development and culture and has been responsible for leading a culture transformation program. He has over 20 years of professional experience in various business sectors, including telecommunication, food and beverage, mobility solutions, industrial technology, consumer goods, energy and building technology. He has previously worked in companies including Algar Telecom, AmBev and Robert Bosch and been located throughout Latin America, including in Peru, Colombia, Ecuador, Venezuela, Panama and Costa Rica. Mr. Cicilini previously worked as Regional Corporate Human Resources Project Manager and has been responsible for change management and innovation, business intelligence and cross-selling functions. He holds a degree in Psychology and an MBA in Business Administration.

Executive Officers and Management Committee

Ricardo Moraes Galvão Porto. Mr. Porto has been our Senior Vice President Commercial and Supply Chain since July 2018. His previous position was as Vice President Commercial and Supply Chain at Nexa, a position he held since 2014. Mr. Porto has also been Chief Executive Officer at Nexa Peru since November 2017. Mr. Porto held a management position at Votorantim Metais S.A. between 2013 and 2014. Mr. Porto began its career as commercial manager at Esso do Brasil, an Exxon Mobil affiliate. Prior to joining Votorantim Metais S.A., from 2004 until 2012, Mr. Porto worked in several senior management positions as supply chain executive at Vale S.A., reaching the position of officer Procurement Director. After, served as Executive Officer at the Bravante Group, an oil & gas company. Mr. Porto graduated with a degree in chemical engineering from the Federal University of Rio de Janeiro (“UFRJ”) and holds an Executive MBA from Fundação Dom Cabral. He has also obtained executive education program certificates from the Massachusetts Institute of Technology, and Kellogg Graduate School of Management in the United States and the IMD in Switzerland.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the compensation, nominating and governance committee and ultimately, the board of directors. We strive to create a strong ethical and high performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy.

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

Chief executive officer

Our board of directors believes that our chief executive officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high achieving organizations. In addition, our board of directors expects our chief executive officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our board of directors, our chief executive officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

Chief financial officer

Our board of directors believes that our chief financial officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company’s plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our board of directors expects our chief financial officer to have public company experience, strong analytical and business valuation skills and knowledge of national securities exchanges, such as the NYSE and TSX, international experience and an extensive global network. According to our board of directors, our chief financial officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

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

The following table sets forth the members of our management committee, and their respective positions as of December 31, 2020. The term of the members of our management committee expires on the day of the first board meeting held after the 2021 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Tito Botelho Martins Júnior	58	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	46	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	60	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	43	Lima, Peru	Senior Vice President Mining
Marcio Luis Silva Godoy	55	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	53	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Ricardo Moraes Galvão Porto	47	Lima, Peru	Senior Vice President Commercial & Supply Chain

Conduct Committee

Our conduct committee reports to the Chief Executive Officer and was created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

The conduct committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Senior Vice President of Finance and Group Chief Financial Officer, the Vice President of Human Resources, the Head of Internal Audit and Compliance, the Group General Counsel, the Compliance Manager and two representatives of the Ethics Line program, a confidential reporting system available to internal and external parties designed to allow anonymous reporting of violations of our code of conduct, policies and internal procedures or applicable laws.

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

Executive and Director Compensation

Executive and director compensation

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2020.

In 2020 our executive compensation program includes cash compensation in the form of base salary, short-term incentives and long-term incentives. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

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

Short-term incentive program / bonuses

The annual bonus or short-term incentive program aims to align short-term priorities with our strategic planning by rewarding achievement of our goals and targeted annual results, resulting in an alignment with our interests. Each named executive officer has a panel of individual goals, with scales of minimum performance, target and surpass results. Measurement in these panels is based on financial and non-financial indicators. These indicators represent the specific goals and challenges attributable to the position in alignment with our performance and strategic planning.

In response to the COVID-19 pandemic, we adjusted our goals, targeted annual results and weight distributions up to 50% of total potential earnings for executive officers, ensuring an agile and strategic approach to the market and the interests of shareholders. The directors also agreed to have their quarterly compensation reduced by 20% in the second and third quarters of 2020.

Financial indicators are based on internal metrics and represent up to 100% of the individual panel for corporate positions and up to 75% for operations positions. In 2020 the metrics used were EBITDA and free cash flow.

Strategic goals represent up to 70% of the individual panel and are comprised of qualitative and quantitative factors. In 2020, the metrics used in this assessment included performance targets related to cash cost, production volume, cost, safety and reserves and resources.

Executive and Director Compensation

In 2020, the financial indicators applicable to our CEO represented up to 90% of the individual panel, and the metrics used were EBITDA and free cash flow. Strategic goals represented up to 10% of the individual panel reflecting Aripuanã project’s performance indicators.

Long-term incentive program

Our long-term incentive (“LTI”) program is designed to provide strong incentives for making decisions with a view to creating value for shareholders by linking cash compensation to our long-term performance, and by guiding executive actions towards the achievement of our strategic goals and growth plans.

The LTI program aligns interests among our executives and shareholders to ensure continued value creation. This incentive system is also intended to engage management in developing and delivering a consistent strategic plan, as well to attract and retain executive officers.

The LTI program is based on a five-year vesting period and comprised of three parts: (i) restricted grant, (ii) absolute performance grant and (iii) relative performance grant. All grants are defined amounts approved by the board of directors to be paid out at the end of the five-year vesting period. The restricted grant amount appreciates according to the total shareholder return (“TSR”) over the vesting period. The payment of the absolute performance grant is based on a targeted Company TSR combined with a performance curve, both approved by our board of directors at each granting period. The performance curve determines the amount to be paid in case of a performance equal or lower than expected in the targeted TSR. If the targeted TSR is achieved, the payment is fully due. If the performance of the TSR is greater than expected, the supplementary grant to be paid will be adjusted by up to 100%. The payment of relative performance grant depends on Nexa’s TSR performance when compared to a selected peer group approved by the board of directors.

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

Executive and Director Compensation

2020 executive compensation

During fiscal year 2020, our executive officers received cash compensation in an aggregate amount of approximately US$6.6 million, which includes compensation paid to any officers whose terms ended on the first business day of 2020. The following table summarizes compensation we paid to our executive officers during the fiscal year 2020, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value.

	Non-equity Incentive Plan Compensation
Name and Title	Base Salary (US$)	Short-term incentive programs / bonuses (US$)	Long-term incentive programs (US$)	Pension Value (US$)	Total Compensation (US$)
Tito Botelho Martins Júnior President and Chief Executive Officer	597,088	706,662	1,004,273	32,243	2,340,266
Rodrigo Menck Senior Vice President Finance & Group Chief Financial Officer	155,315	87,397	26,635	8,387	277,734
Mauro Davi Boletta Senior Vice President Smelting	163,153	162,184	58,818	8,810	392,965
Leonardo Nunes Coelho Senior Vice President Mining	399,734	242,973	58,818	10,302	711,827
Valdecir Aparecido Botassini (1) Senior Vice President Project Development & Execution	361,343	160,437	194,038	3,941	719,760
Marcio Luiz Silva Godoy Senior Vice President Project Development & Execution	171,463	-	-	4,337	175,800
Jones Aparecido Belther Senior Vice President Mineral Exploration and Technology	171,403	163,898	149,565	9,256	494,121
Gustavo Cicilini (2) Vice President Human Resources	132,665	128,252	-	6,989	267,905
Ricardo Moraes Galvão Porto Senior Vice President Commercial & Supply Chain	365,845	277,259	142,067	8,981	785,151
Felipe Baldassari Guardiano Vice President Sustainability, Strategic Planning & Corporate Affairs	173,699	135,459	157,188	18,759	485,105

(1) Valdecir Aparecido Botassini was succeeded by Marcio Luiz Silva Godoy as Senior Vice President Project Development & Execution on June 1, 2020. The amount paid to Mr. Botassini includes termination costs.

(2) Gustavo Cicilini succeeded Arlene Domingues as Vice President Human Resources on November 1, 2019. An amount of US$499,689 was paid to Ms. Domingues in January 2020, covering all termination costs.

2020 director compensation

During fiscal year 2020, our directors received total compensation in an aggregate amount of US$1,900,700 for their services as members of our board of directors. The chairman of our board of directors received US$190,000 in annual fees, while each board member received an average of US$171,070. In addition, each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves. In response to the COVID-19 pandemic, our board of directors voted to reduce their remuneration by 20% from April to December 2020 and the amount saved was added to resources to combat COVID-19.

Executive and Director Compensation

We have no service contracts with members of our board of directors providing for benefits upon termination of employment.

Annual compensation levels for the directors are as set out below:

Name	Fees earned (US$)	Total Compensation
Jaime Ardila	190,000	190,000
Daniella Elena Dimitrov (1)	197,400	197,400
Diego Hernandez	180,000	180,000
Eduardo Borges de Andrade Filho	180,000	180,000
Edward Ruiz (1)	201,900	201,900
Gianfranco Castagnola (since June 4, 2020)	103,333	103,333
Ian Wilton Pearce	180,000	180,000
Jane Sadowsky (1)	197,400	197,400
Jean Simon (until June 4, 2020)	90,000	90,000
João Henrique Batista de Souza Schmidt	180,000	180,000
Luís Ermírio de Moraes	200,667	200,667

(1) The audit committee members are entitled to additional compensation of US$10,000.00 per year. The chair of the audit committee is entitled to additional compensation of US$15,000.00 per year. All audit committee members also receive an extra fee of US$1,500.00 per meeting attended.

Compensation consultants

We retained Korn Ferry as compensation advisors in 2020 to provide competitive market analysis to assist in determining the appropriate level of compensation for executives. Korn Ferry has over 40 years of experience and deep knowledge in the Brazilian market. Korn Ferry was asked to provide comprehensive competitive market clearing information on incentives, policies and benefits for each executive position. We paid Korn Ferry US$12,179.00 in consulting services fees in 2020.

We used survey reports compiled by the Bedford Consulting Group to assist in considerations related to board compensation. The Bedford Consulting Group’s mining industry reports offer in-depth analysis to support mining companies in benchmarking executive and director compensation practices relative to peer group competitors.

Retirement benefit plans

All executive officers participate in the FUNSEJEM pension fund, a private, closed and not-for-profit pension fund responsible for the management of the pension plans for the employees of the companies that are linked with the Votorantim group.

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

An employee may choose to contribute between 0.5% and 6.0% of his or her base wage. Nexa also matches the contribution made by the participant depending on such participant’s salary.

Employees

Employees

As of December 31, 2020, we had 5,349 employees and 7,136 independent contractors. The following tables show the number of employees and contractors as of December 31, 2020, 2019 and 2018.

Number of Employees
	As of December 31,
	2020	2019	2018
Brazil	3,193	3,310	3,198
Peru	2,131	2,427	2,367
United States, Austria and Luxembourg	25	23	26
Total	5,349	5,760	5,591

Number of Independent Contractors*
	As of December 31,
	2020	2019	2018
Brazil	1,498	1,046	1,181
Peru	5,638	5,984	5,574
Total	7,136	7,030	6,755

*Refers to fixed-term contracts only.

Most of our employees are represented by labor unions. We negotiate collective bargaining agreements, relating to salaries, working conditions and welfare, with the various unions that represent our employees. Although we believe our present labor relations are good, there can be no assurance that a work slowdown, stoppage or strike will not occur prior to or upon the expiration of the current collective bargaining agreements, and we are unable to estimate the effect of any such work slowdown, stoppage or strike on our production levels, in spite of an established contingency plan. In 2020, no material labor-related events happened in our units.

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

Legal proceedings

As of December 31, 2020, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of approximately US$318.5 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2020, we had established a net provision in the amount of US$30.9 million to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2020
	Total Proceedings (1)	Total Net Provisions (2)

	(in millions of US$)
Civil and other proceedings (3)	102.9	9.5
Tax judicial and administrative proceedings	182.4	6.2
Labor judicial and administrative proceedings	33.2	15.2
Total	318.5	30.9

(1)	Does not include claims with expectation of loss classified as remote.

(2)	Net of judicial deposits.

(3)	Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31, 2020, we were party to civil and environmental judicial and administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$102.9 million, for which we have recorded a net provision in the amount of US$9.5 million for proceedings with probable losses. The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2020, we were party to tax-related judicial and administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$182.4 million, for which we have recorded a net provision in the amount of US$6.2 million for proceedings with probable losses.

The tax-related judicial and administrative claims filed against us primarily relate to (i) value added tax on sales and on transportation and telecommunication services (ii) corporate income tax and social contribution on net profit, (iii) CFEM, (iv) Programa de Integração Social (“PIS”) and (v) Contribuição para o Financiamento da Seguridade Social (“COFINS”).

Labor liabilities and contingencies

As of December 31, 2020, we were party to labor and employment benefits judicial and administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$33.2 million, for which we have recorded a net provision in the amount of US$15.2 million for proceedings with probable losses. The judicial and administrative claims related to labor benefits that were filed against us are mainly related to (i) overtime payments, (ii) compensation for illness-related damages and (iii) payment of social benefits.

Articles of Association

Articles of association

Company objectives and purposes

We were incorporated in Luxembourg as a public limited liability company (société anonyme) on February 26, 2014. Our articles of association provide that our corporate purpose is to, among others, (i) carry out any trade, business or commercial activities whatsoever, including but not limited to the purchase, exchange and sale of goods and/or services to third parties; (ii) take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises; (iii) acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as we shall deem fit; (iv) generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as Nexa Resources may deem fit, and in particular for shares or securities of any company purchasing the same; (v) enter into, assist or participate in financial, commercial and other transactions; (vi) grant to any holding company, subsidiary or sister company, or any other company that belongs to the same group as Nexa Resources, any assistance, loans, advances or guarantees (in the latter case, even in favor of a third-party lender of any affiliates); (vii) borrow and raise money in any manner and to secure the repayment of any money borrowed; and (viii) generally to do all such other things as may appear to Nexa Resources to be incidental or conducive to the attainment of the above objects or any of them. We can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above, in order to facilitate the accomplishment of its purpose, provided always that Nexa Resources will not enter into any transaction that would constitute a regulated activity of the financial sector without due authorization under Luxembourg law.

Our common shares are governed by Luxembourg law and our articles of association. The following is a summary of the material terms of our common shares based on our articles of association and Luxembourg law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. We encourage you to read the complete form of our articles of association, filed as Exhibit 2.4 of this annual report on Form 20-F.

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

On September 13, 2018, our shareholders approved a general authorization to the board of directors to establish share buyback programs for a period of three years. On September 20, 2018, our board of directors approved a share buyback program under which we, directly or indirectly through our subsidiaries, may repurchase, from time to time, up to US$30.0 million of our outstanding common shares listed on the NYSE over a 12-month period beginning on November 6, 2018 and ending on November 6, 2019. As of March 25, 2019, we have repurchased 466,231 common shares, at an average price of US$10.63 per share, for an aggregate purchase price of US$4.96 million. All of the repurchased common shares were cancelled on June 4, 2020.

Articles of Association

On June 4, 2020, our shareholders approved the reduction of our share capital through the cancellation of 881,902 treasury shares, decreasing our share capital from US$133,320,513 to US$132,438,611.

As of December 31, 2020, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

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

Articles of Association

Issuance of shares and preferential subscription rights

Our shares may be issued pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may also delegate the authority to issue shares to the board of directors for a renewable period of five years. The board of directors has been authorized to issue up to 231,924,819 common shares. Such authorization will expire five years after the date publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the of the general meeting of shareholders held on June 4, 2020 (unless amended or extended by the general meeting of shareholders).

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

Articles of Association

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

For purposes of this discussion, a “Luxembourg shareholder” is any beneficial owner of shares that for Luxembourg income tax purposes is:

•	an individual resident of Luxembourg under article 2 of the Luxembourg Income Tax Law (“LITL”), as amended; or

•	a corporation or other entity taxable as a corporation that is organized under the laws of Luxembourg or effectively managed from Luxembourg under article 159 of the Income Tax Law, as amended.

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

An individual Luxembourg shareholder will be subject to Luxembourg income tax on dividend income and similar distributions in respect of its shares in Nexa Resources at the applicable progressive rates. Such payments may benefit from a 50.0% exemption set forth in Article 115 15a of the LITL, subject to the conditions set out therein (or 50.0% exemption). If the 50.0% exemption applies, the applicable income tax will be levied on 50% of the gross amount of the dividends at the applicable progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income where certain Luxembourg shareholders are affiliated to the Luxembourg social security administration.

A corporate Luxembourg shareholder was subject to Luxembourg corporate income tax (“CIT”) and municipal business tax (“MBT”) at the aggregate rate of 24.94% in 2020 (i.e. Luxembourg CIT is 18.19% including the surcharge for the unemployment and MBT is 6.75% for having its statutory seat in Luxembourg City). The taxable basis of a corporate Luxembourg shareholder will, in principle, correspond to its accounting results, unless a specific treatment is provided for by the LITL. A corporate Luxembourg shareholder may benefit from the Luxembourg participation exemption (the “participation exemption”) with respect to dividends received if the following two conditions are met: (a) the shareholder holds or commits itself to hold at least 10.0% of the share capital of Nexa Resources or a participation with an acquisition price of at least €1.2 million for an uninterrupted period of at least twelve months and (b) the shareholder is a Luxembourg fully taxable corporation. If these cumulative conditions are met, dividends received by the corporate Luxembourg shareholder would be fully exempt from CIT and MBT at the level of the corporate Luxembourg shareholder.

Taxation

If the conditions with respect to the Luxembourg participation exemption are not met, the corporate Luxembourg shareholders can still benefit from the aforementioned 50.0% exemption, subject to the conditions set out therein.

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons. Although genuine economic reasons are not defined by law, Luxembourg tax authorities may examine the given reasons. We do not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. As of December 31, 2020, we have the ability to pay dividends and not share premiums since Nexa Resources has accumulated profits. The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the board of directors. See “Share ownership and trading—Distributions”.

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

Luxembourg NWT

A non-Luxembourg shareholder will not be subject to Luxembourg net wealth tax (“NWT”) unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non Luxembourg shareholder.

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

ATAD rules

The European Council has adopted two Anti-Tax Avoidance Directives: Council Directive (EU) 2016/1164 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Directive 2017/952/EU of 29 May 2017 amending ATAD I as regards hybrid mismatches with third countries (“ATAD II”) that address many of the issues mentioned above. The measures included in ATAD I were implemented into Luxembourg law on December 21, 2018 and almost all of them have been applicable since January 1, 2019. The measures included in ATAD II were implemented into Luxembourg law on December 19, 2019 and almost all of them have been applicable since January 1, 2020. ATAD I and ATAD II may have a material impact on how returns to shareholders are taxed.

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

Taxation

Contrary to the conclusion stated above, if the sale of our common shares were to qualify as an “indirect transfer of Peruvian shares” (and the transfer of the beneficial interest in the shares were to be considered as an actual transfer of such shares), different rules would apply.

According to Peruvian income tax law, an “indirect transfer of Peruvian shares” is deemed to occur when there is a transfer of shares issued by a non-resident company which, in turn, owns—directly or through one or more companies—shares issued by a Peruvian company, and the following two conditions are concurrently met:

(i)	during any of the 12 months preceding the transfer, the fair market value (“FMV”) of the shares issued by the Peruvian company held directly or indirectly by the nonresident company which shares are being sold, is equivalent to 50% or more of the FMV of all the shares issued by said non-resident company; and

(ii)	during any 12-month period, the shares transferred by a party, including those transferred by its related parties, represent at least 10% of the shares issued by such non-resident company.

Due to recent modifications to Peruvian income tax law, as of January 1, 2019, even if the abovementioned conditions are not met, an indirect transfer of Peruvian shares will also be deemed to exist if the “total value” of shares of the Peruvian company indirectly transferred within any 12-month period is equivalent to or higher than 40,000 Peruvian tax units (S/176 million or US$50.0 million approximately). Said “total value” is determined by multiplying: i) the “percentage” that the FMV of the shares issued by the Peruvian company held (directly or indirectly) by the non-resident company which shares are being transferred, represents with regard to the FMV of all the shares issued by said non-resident company; and, ii) the price agreed for the shares issued by the non-resident company directly transferred. To determine the “total value” threshold, transfers made by those parties which qualify as related to the transferor should also be considered. Nonetheless, the “taxable base” shall be determined, in any case, per party, considering the transfers made by the latter within the abovementioned 12-month period, but excluding those transfers previously taxed.

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

Taxation of dividends

Subject to the discussion below under “Passive Foreign Investment Company Status” the gross amount of any distribution of cash or property with respect to our common shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Subject to certain exceptions for short-term positions, dividends received by an individual with respect to the common shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the common shares will be treated as qualified dividends if:

•	the common shares are readily tradable on an established securities market in the United States; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).

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

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net foreign currency gains, and gains from commodities transactions other than gains that are active business gains from the sale of commodities or arise from “commodity hedging transactions”, within the meaning of the applicable rules (“Commodity Exception”).

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

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621 and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the U.S. Internal Revenue Service (“IRS”) indefinitely, until the form is filed.

U.S. Holders should consult their tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election if we were to be classified as a PFIC.

Taxation

Foreign financial asset reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup withholding and information reporting

Dividends paid on, and proceeds from the sale or other disposition of, the common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

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

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Internal Control Over Financial Reporting

Internal control over financial reporting

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has audited the effectiveness of our internal control over financial reporting, as stated in its report as of December 31, 2020, which is included herein.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the fiscal year of 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

Principal accountant fees and services

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes for professional services in 2020 and 2019:

	For the Year Ended December 31,
	2020	2019

	(US$ thousand)
Audit fees	1,762.4	1,639.1
Audit-related fees	543.9	24.9
Tax fees	-	51.3
Other fees	17.5	18.0
Total fees	2,323.9	1,733.3

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

•	United States. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Our SEC filings are available to the public from the SEC at http://www.sec.gov. You may also inspect Nexa Resources’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common shares are listed. For further information on obtaining copies of Nexa Resources’ public filings at the NYSE, you should call (212) 656-5060.

•	Canada. We must comply with certain Canadian periodic and ongoing disclosure rules under applicable Canadian provincial and territorial securities laws and, as applicable, the rules of the Toronto Stock Exchange. However, with respect to the rules under applicable Canadian provincial and territorial securities laws, we are able to rely on certain exemptions from many of the requirements under such laws through our compliance with U.S. disclosures given our status in the U.S as a foreign private issuer. We may also be able to rely on certain exemptions under the rules of the TSX. Our Canadian filings are available to the public from the website maintained by the Canadian Securities Administrators at www.sedar.com.

Glossary

Glossary

Brownfields project: An exploration or development project near or within an existing operation, which can share infrastructure and management.

Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.

Concentrate plant: A plant where metal concentration occurs.

Cut-off grade: is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining.

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

Exploration stage property: is a property that has no mineral reserves disclosed.

Greenfields project: An exploration or development projects that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.

Indicated Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.

Inferred Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.

km: kilometer.

ktpd: thousand tonnes per day.

LBMA: The London Bullion Market Association.

LME: London Metal Exchange.

LOM: life of mine.

Glossary

Measured Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.

Metal concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.

Metallic zinc: Pure metal (99.995% zinc) obtained from the electrodeposition of a zinc sulfate solution, free of impurities, through the Roaster-Leaching-Electrolysis (“RLE”) process.

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

Mineral Reserve: is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Mine site: An economic unit comprised of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.

NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.

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

Probable Mineral Reserve: is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Production stage property: is a property with material extraction of mineral reserves.

Proven Mineral Reserve: is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

Glossary

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

Secondary feed materials: By-products of industrial processes such as smelting and refining that are then available for further treatment/recycling. It can cover foundry ashes, zinc oxides from brass and bronze production, electric arc furnace (“EAF”) dust and slags.

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

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of June 4, 2020.
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities.
8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report.
15.2	Technical Report Summary on the El Porvenir Polymetallic Operations, Department of Pasco, Peru – S-K 1300 Report.
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report.
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on March 22, 2021).
15.5	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Cerro Lindo Mine (included in Exhibit 15.1)
15.6	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of El Porvenir Polymetallic Operations (included in Exhibit 15.2)
15.7	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Vazante Polymetallic Operations (included in Exhibit 15.3)
15.8	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Aripuanã Zinc Project (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on March 22, 2021).
15.9	Consent letter of Nexa’s Qualified Person
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Signatures

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEXA RESOURCES S.A.

By:	/s/ Tito Botelho Martins Júnior
	Name:	Tito Botelho Martins Júnior
	Title:	President and Chief Executive Officer

By:	/s/ Rodrigo Menck
	Name:	Rodrigo Menck
	Title:	Senior Vice President Finance and Group Chief Financial Officer

Date: March 22, 2021

184

Nexa Resources S.A.
Consolidated financial statements
at December 31, 2020 and independent auditor’s report

Contents

Consolidated financial statements

Notes to the consolidated financial statements

Nexa Resources S.A. Consolidated income statement Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2020	2019	2018
Net revenues	6	1,950,929	2,332,715	2,491,670
Cost of sales	7	(1,563,931)	(1,947,828)	(1,892,247)
Gross profit		386,998	384,887	599,423

Operating expenses
Selling, general and administrative	7	(151,619)	(216,511)	(159,603)
Mineral exploration and project evaluation	7 and 8	(57,201)	(119,063)	(129,559)
Impairment of non-current assets	33	(557,497)	(142,133)	(3,283)
Other income and expenses, net	9	(19,164)	(18,206)	27,575
		(785,481)	(495,913)	(264,870)
Operating (loss) income		(398,483)	(111,026)	334,553

Net financial results	10
Financial income		11,168	31,054	67,509
Financial expenses		(159,759)	(117,399)	(119,124)
Other financial items, net		(129,584)	(18,509)	(151,039)
		(278,175)	(104,854)	(202,654)

(Loss) income before income tax		(676,658)	(215,880)	131,899

Income tax	11 (a)
Current		(63,192)	(46,382)	(71,787)
Deferred		87,344	104,746	33,030
Net (loss) income for the year		(652,506)	(157,516)	93,142
Attributable to NEXA's shareholders		(559,247)	(145,135)	77,026
Attributable to non-controlling interests		(93,259)	(12,381)	16,116
Net (Loss) income for the year		(652,506)	(157,516)	93,142
Weighted average number of outstanding shares – in thousands		132,439	132,622	133,313
Basic and diluted (losses) earnings per share – USD	32 (f)	(4.22)	(1.09)	0.58

The accompanying notes are an integral part of these consolidated financial statements

3 of 77

Nexa Resources S.A. Consolidated statement of comprehensive income Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2020	2019	2018
Net (loss) income for the year		(652,506)	(157,516)	93,142

Other comprehensive loss, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	17 (b)	(98)	1,332	(2,318)
Deferred income tax		101	(453)	126
Translation adjustment of foreign subsidiaries	32 (e)	(138,840)	(21,115)	(9,959)
		(138,837)	(20,236)	(12,151)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	26 (c)	(787)	-	-
Deferred income tax		(88)	-	-
		(875)	-	-
Other comprehensive loss for the year, net of income tax		(139,712)	(20,236)	(12,151)

Total comprehensive (loss) income for the year		(792,218)	(177,752)	80,991
Attributable to NEXA’s shareholders		(682,132)	(172,453)	75,094
Attributable to non-controlling interests		(110,086)	(5,299)	5,897
Total comprehensive (loss) income for the year		(792,218)	(177,752)	80,991

The accompanying notes are an integral part of these consolidated financial statements

4 of 77

Nexa Resources S.A. Consolidated balance sheet As at December 31 All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2020	2019
Current assets
Cash and cash equivalents	15	1,086,163	698,618
Financial investments	16	35,044	58,423
Derivative financial instruments	17	16,329	4,835
Trade accounts receivables	19	229,032	177,231
Inventory	20	256,522	295,258
Recoverable income tax		12,953	37,850
Other assets	21	91,141	103,134
		1,727,184	1,375,349
Non-current assets
Financial investments	16	-	352
Derivative financial instruments	17	15,651	14,689
Deferred income tax	11	221,580	239,740
Recoverable income tax		13,110	6,663
Other assets	21	93,131	138,808
Property, plant and equipment	23	1,898,296	2,122,690
Intangible assets	24	1,076,405	1,538,526
Right-of-use assets	25	18,869	29,547
		3,337,042	4,091,015

Total assets		5,064,226	5,466,364

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	26	146,002	33,149
Lease liabilities	25	15,999	16,474
Derivative financial instruments	17	5,390	8,276
Trade payables	27	370,122	414,080
Confirming payables	31	145,295	82,770
Dividends payable		4,557	6,662
Asset retirement and environmental obligations	28	33,095	19,001
Contractual obligations	30	27,132	26,351
Salaries and payroll charges		56,107	58,913
Tax liabilities		43,630	9,694
Other liabilities		29,230	23,620
		876,559	698,990
Non-current liabilities
Loans and financings	26	1,878,312	1,475,408
Lease liabilities	25	9,690	17,910
Derivative financial instruments	17	21,484	13,542
Asset retirement and environmental obligations	28	242,951	274,826
Provisions	29	30,896	26,071
Deferred income tax	11	218,392	287,952
Contractual obligations	30	138,893	154,171
Other liabilities		25,805	35,308
		2,566,423	2,285,188

Total liabilities		3,442,982	2,984,178

Shareholders’ equity	32
Attributable to NEXA’s shareholders		1,377,445	2,109,577
Attributable to non-controlling interests		243,799	372,609
		1,621,244	2,482,186
Total liabilities and shareholders’ equity		5,064,226	5,466,364

The accompanying notes are an integral part of these consolidated financial statements

5 of 77

Nexa Resources S.A. Consolidated statement of cash flows Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2020	2019	2018
Cash flows from operating activities
(Loss) income before income tax		(676,658)	(215,880)	131,899
Impairment of non-current assets	33	557,497	142,133	3,283
Depreciation and amortization	23, 24 and 25	243,925	317,892	267,189
Interest and foreign exchange effects		157,806	65,000	143,199
Loss (gain) on sale of property, plant and equipment and intangible assets	9	2,268	(857)	8,616
Gain on sale of investments	9	-	-	(348)
Changes in provisions		13,159	3,854	29,777
Changes in Fair Value of loans and financings	10	8,058	6,640	-
Changes in operating assets and liabilities	15 (b)	92,460	(71,634)	(53,040)
Interest paid on loans and financings	26 (c)	(69,906)	(71,804)	(74,592)
Interest paid on lease liabilities	25 (b)	(1,385)	(3,259)	-
Premium paid on bonds repurchase	26 (c)	(14,481)	-	-
Income tax paid		(21,043)	(49,262)	(108,385)
Net cash provided by operating activities		291,700	122,823	347,598

Cash flows from investing activities
Additions of property, plant and equipment	23	(323,688)	(396,672)	(299,773)
Net (purchases) sales of financial investments		(47,522)	54,710	140,402
Proceeds from the sale of property, plant and equipment		2,014	6,570	1,268
Net cash used in by investing activities		(369,196)	(335,392)	(158,103)

Cash flows from financing activities
New loans and financings	26 (c)	1,296,496	106,229	294,640
Debt issue costs	26 (c)	(9,921)	(255)	(1,739)
Payments of loans and financings	26 (c)	(757,513)	(19,437)	(295,104)
Payments of lease liabilities	25 (b)	(9,100)	(13,280)	-
Dividends paid	32 (j)	(55,964)	(113,389)	(3,475)
Dividends not withdrawn		1,009	-	-
Reimbursement of share premium		-	-	(80,000)
Repurchase of the Company’s own shares		-	(8,103)	(1,352)
Acquisition of non-controlling interests		-	(71,054)	-
Capital reduction related to Pollarix S.A. acquisition		-	-	(87,623)
Capital reduction of subsidiary – non-controlling interests	32 (i)	(13,392)	-	-
Disbursement from equity transactions with non-controlling shareholders		-	-	(2,757)
Net cash (used in) provided by financing activities		451,615	(119,289)	(177,410)

Foreign exchange effects on cash and cash equivalents		(16,070)	(2,462)	1,816
Other highly liquid short-term investments	15	29,496	-	-

(Decrease) increase in cash and cash equivalents		387,545	(334,320)	13,901
Cash and cash equivalents at the beginning of the year		698,618	1,032,938	1,019,037
Cash and cash equivalents at the end of the year		1,086,163	698,618	1,032,938

The accompanying notes are an integral part of these consolidated financial statements

6 of 77

Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2018	133,320	-	1,123,755	1,318,728	(53,144)	(77,356)	2,445,303	422,068	2,867,371
Impact of the adoption of IFRS 9	-	-	-	-	(1,818)	-	(1,818)	-	(1,818)
At January 1, 2018 after impacts of the adoption of new standards	133,320	-	1,123,755	1,318,728	(54,962)	(77,356)	2,443,485	422,068	2,865,553
Net income for the year	-	-	-	-	77,026	-	77,026	16,116	93,142
Other comprehensive loss for the year	-	-	-	-	-	(1,932)	(1,932)	(10,219)	(12,151)
Total comprehensive (loss) income for the year	-	-	-	-	77,026	(1,932)	75,094	5,897	80,991
Decrease in non-controlling interests	-	-	-	-	-	-	-	(2,757)	(2,757)
Reimbursement of share premium - USD 0.60 per share	-	-	(80,000)	-	-	-	(80,000)	-	(80,000)
Repurchase of the Company’s own shares	-	(1,352)	-	-	-	-	(1,352)	-	(1,352)
Total contributions by and distributions to shareholders	-	(1,352)	(80,000)	-	-	-	(81,352)	(2,757)	(84,109)
At December 31, 2018	133,320	(1,352)	1,043,755	1,318,728	22,064	(79,288)	2,437,227	425,208	2,862,435
Impact of the adoption of IFRS 16	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of new standards	133,320	(1,352)	1,043,755	1,318,728	18,112	(79,288)	2,433,275	425,208	2,858,483
Net loss for the year	-	-	-	-	(145,135)	-	(145,135)	(12,381)	(157,516)
Other comprehensive (loss) income for the year	-	-	-	-	-	(27,318)	(27,318)	7,082	(20,236)
Total comprehensive loss for the year	-	-	-	-	(145,135)	(27,318)	(172,453)	(5,299)	(177,752)
Acquisition of non-controlling interests – note 32 (g)	-	-	-	(71,054)	-	-	(71,054)	-	(71,054)
Repurchase of the Company’s own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA Peru’s investment shares	-	-	-	(2,256)	-	-	(2,256)	(47,300)	(49,556)
Total contributions by and distributions to shareholders	-	(8,103)	-	(73,310)	(69,832)	-	(151,245)	(47,300)	(198,545)
At December 31, 2019	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186

The accompanying notes are an integral part of these consolidated financial statements

7 of 77

Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2020	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the year	-	-	-	-	(559,247)	-	(559,247)	(93,259)	(652,506)
Other comprehensive loss for the year	-	-	-	-	-	(122,885)	(122,885)	(16,827)	(139,712)
Total comprehensive loss for the year	-	-	-	-	(559,247)	(122,885)	(682,132)	(110,086)	(792,218)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455 – note 32 (b)	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests - note 32 (j)	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary non-controlling interests - note 32 (i)	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	-	-	(58,573)	-	(50,000)	(18,724)	(68,724)
At December 31, 2020	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244

The accompanying notes are an integral part of these consolidated financial statements

8 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is constructing another polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

COVID-19 outbreak impacts on NEXA financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 spread across the world with severe effects that impacted the global economy in general and the Company’s business. As a response to COVID-19, the Company implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors and communities.

The Company remains committed to maintaining the health and safety of its employees, contractors, and communities as well as the continuity of its business. It has implemented measures to mitigate the impacts that COVID-19 has had and could still have on its operations, supply chain, and financial condition, considering the news related to the spreading “second-wave” of this disease around the world.

Government authorities in the countries in which the Company operates, especially in Peru, have implemented policies in response to the COVID-19 global outbreak, which negatively affected the Company’s financial position, results of operations and cash flows for the year ended on December 31, 2020, mainly during the second quarter of 2020.

In this context, in Peru, on March 15, 2020, the government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. The restriction period was continuously extended until May 10, 2020 and consequently, mining operations at Cerro Lindo, Atacocha and El Porvenir were suspended during this period and the operation of the Cajamarquilla smelter was reduced to approximately 50% of its production capacity. After the end of the state of emergency, operations at the Cerro Lindo and El Porvenir mining units began a gradual ramp up following personnel mobilization restrictions and strict health and safety protocols. Considering COVID-19 and its impact on the macroeconomic environment, the uncertain time for recovery and the Company’s efforts to reduce costs and improve operational efficiency, in June, the Company decided to place the higher-cost Atacocha underground mine under care and maintenance and only reactivated the operation of the open pit mine of this Unit. Currently, the Company has still not defined how long the underground mine’s suspension will last, and the decision will depend on an improvement in the mine’s economic viability. Given this uncertainty, the Company impaired certain fixed assets exclusively related to Atacocha’s underground operation for a total of USD 10,055 (for more details see note 33 of Impairment of non-current assets) which were considered not recoverable at this moment.

9 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Within this context, currently, although the Peruvian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their adjusted normal production levels except for Atacocha underground which continues suspended as mentioned before. On January 27, 2021 the Peruvian government, among other measures in response to the COVID-19 “second-wave”, declared a new lockdown in certain areas of the country for a two-week period ending on February 14, 2021. This initial period was extended on February 10, 2021 for two more weeks ending on February 28, 2021, with the possibility of being further extended. Currently, the Peruvian operations have not been impacted by these additional measures.

In Brazil, the Company’s mining and smelting operations have been operating normally, except for the Juiz de Fora smelter which operated at 60% of its normal production capacity in May and June, in anticipation of a lower market demand due to the global economic conditions. Beginning in July, this smelter returned to operate at its normal production level.

Construction activities at the Aripuanã project continue to progress and production is scheduled to start in the beginning of 2022. In October 2020, the original project timeline was extended, and the original capital expenditures estimates were revised upward following a comprehensive study of internal issues and external factors including COVID-19.

Although the Company’s operations have returned to normal, the ultimate impact of the COVID-19 global outbreak on the Company’s financial condition, results of operations and cash flows depends on its continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to access and distribute effective vaccines against it, and on the impact of response measures taken by the Company, governments, and others. A new period of disruption or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and overall financial condition. The Company prioritized during the year measures to strengthen its cash position and enhance its short-term liquidity.

Management has prepared a cash flow forecast scenario considering the best available information for the next 12 months. This scenario demonstrates that the Company has the financial position, including cash, other liquid resources and an undrawn credit facility, to meet its current financial obligations and therefore, management considers appropriate to adopt the going concern basis of accounting in preparing the consolidated financial statements.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since he has the final authority over resource allocation decisions and performance assessment. The CODM analyzes performance from a product perspective and the Company has identified two reportable segments:

•        Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. In addition to zinc, the Company produces substantial amounts of copper, lead, silver and gold as by-products, which reduce the overall cost to produce mined zinc.

10 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

•        Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net (loss) income for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) (loss) gain on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the reportable segments to the extent they are allocated in the measures of performance used by the CODM.

The presentation of segment results and reconciliation to (loss) income before income tax in the consolidated income statement is as follows:

	2020
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	748,462	1,550,323	(375,402)	27,546	1,950,929
Cost of sales	(625,408)	(1,287,902)	375,402	(26,023)	(1,563,931)
Gross profit	123,054	262,421	-	1,523	386,998

Selling, general and administrative	(70,354)	(64,874)	-	(16,391)	(151,619)
Mineral exploration and project evaluation	(48,555)	(5,466)	-	(3,180)	(57,201)
Impairment of non-current assets	(512,706)	(44,791)	-	-	(557,497)
Other income and expenses, net	(23,648)	(5,545)	-	10,029	(19,164)
Operating (loss) income	(532,209)	141,745	-	(8,019)	(398,483)

Depreciation and amortization	159,984	82,650	-	1,291	243,925
Impairment of non-current assets	512,706	44,791	-	-	557,497
Adjusted EBITDA	140,481	269,186	-	(6,728)	402,939

Impairment of non-current assets					(557,497)
Depreciation and amortization					(243,925)
Net financial results					(278,175)
Loss before income tax					(676,658)

11 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,000,580	1,865,733	(535,776)	2,178	2,332,715
Cost of sales	(805,058)	(1,655,062)	535,776	(23,484)	(1,947,828)
Gross profit	195,522	210,671	-	(21,306)	384,887

Selling, general and administrative	(117,280)	(89,540)	-	(9,691)	(216,511)
Mineral exploration and project evaluation	(109,549)	(9,503)	-	(11)	(119,063)
Impairment of non-current assets	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(13,955)	(29,569)	-	25,318	(18,206)
Operating (loss) income	(187,395)	82,059	-	(5,690)	(111,026)

Depreciation and amortization	217,870	97,975	-	2,047	317,892
Impairment of non-current assets (i)	142,133	-	-	-	142,133
Adjusted EBITDA	172,608	180,034	-	(3,643)	348,999

Impairment of non-current assets (i)					(142,133)
Depreciation and amortization					(317,892)
Net financial results					(104,854)
Loss before income tax					(215,880)

	2018
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,164,209	2,030,568	(704,031)	924	2,491,670
Cost of sales	(711,054)	(1,878,769)	704,031	(6,455)	(1,892,247)
Gross profit	453,155	151,799	-	(5,531)	599,423

Selling, general and administrative	(54,705)	(87,929)	-	(16,969)	(159,603)
Mineral exploration and project evaluation	(115,994)	(11,067)	-	(2,498)	(129,559)
Impairment of non-current assets	-	(3,283)	-	-	(3,283)
Other income and expenses, net	(24,435)	30,428	-	21,582	27,575
Operating (loss) income	258,021	79,948	-	(3,416)	334,553

Depreciation and amortization	172,357	94,832	-	-	267,189
Gains on sales of investments and other miscellaneous adjustments (i)	-	-	-	(233)	(233)
Impairment of non-current assets (i)	-	-	-	3,283	3,283
Adjusted EBITDA	430,378	174,780	-	(366)	604,792

Impairment of non-current assets (i)	-	-	-	-	(3,283)
Gains on sales of investments and other miscellaneous adjustments (i)	-	-	-	-	233
Depreciation and amortization					(267,189)
Net financial results					(202,654)
Income before income tax					131,899

 (i) For the years ended December 31, 2019 and 2018, this line was described as “Exceptional items”.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board (“IASB”).

12 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

 The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative financial instruments) measured at fair value at the end of each reporting period. Certain prior year amounts have been conformed to the current year’s presentation, as disclosed in note 10.

The consolidated financial statements of the Company for the year ended December 31, 2020 were approved for issue in accordance with a resolution of the Board of Directors on February 11, 2021.

3.1 Revision of the consolidated financial statements

During the year ended on December 31, 2020, the Company identified two adjustments in the consolidated financial statements previously issued for years 2019 and 2018. Therefore, the financial statements of these periods have been revised to include these adjustments.

(a)	Cumulative translation reserve

The consolidated statement of changes in shareholders’ equity for the year ended December 31, 2019 has been revised to reflect an adjustment as of December 31, 2019 in the amount of USD 33,650 related to a misclassification affecting the cumulative translation account (“CTA”) within Accumulated other comprehensive loss and Additional paid in capital. This revision did not affect total shareholders’ equity. The Company also revised the Translation adjustment of foreign subsidiaries shown in the consolidated statement of comprehensive income in the same amount for the year ended December 31, 2019.

(b)	Deferred tax on depreciation of Property, plant and equipment

The Company identified a calculation error in its historical tax base for the depreciation of certain Property, plant and equipment which impacted the book/tax temporary differences of these assets and the corresponding deferred tax asset/liability balances generating an accumulated adjustment to deferred tax expenses of USD 41,532 in years prior to 2018 (USD 39,366 as of December 31, 2018 and USD 37,875 as of December 31, 2019) and adjustments to deferred tax benefits in the amounts of USD 2,166 and USD 1,491 in 2018 and 2019, respectively. Such adjustments generated a reallocation of USD 23,201 between deferred tax assets and liabilities, with a net increase effect of USD 14,674 in tax liabilities as of December 31, 2019. The accumulated error has been corrected by revising each of the affected line items in the consolidated income statements, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of changes in shareholders' equity for 2019 and 2018.

3.1.1 Consolidated financial impacts

The following tables summarize the effects on the Company’s consolidated financial statements.

13 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Consolidated income statement

Income tax	(As previously reported) 2019	Adjustments (i)	(Revised) 2019
Deferred	103,255	1,491	104,746
Net (loss) income for the year	(159,007)	1,491	(157,516)
Attributable to NEXA's shareholders	(146,626)	1,491	(145,135)
Attributable to non-controlling interests	(12,381)	-	(12,381)
Net (Loss) income for the year	(159,007)	1,491	(157,516)
Weighted average number of outstanding shares – in thousands	132,622	-	132,622
Basic and diluted (losses) earnings per share – USD	(1.11)	0.02	(1.09)

Income tax	(As previously reported) 2018	Adjustments (i)	(Revised) 2018
Deferred	30,864	2,166	33,030
Net (loss) income for the year	90,976	2,166	93,142
Attributable to NEXA's shareholders	74,860	2,166	77,026
Attributable to non-controlling interests	16,116	-	16,116
Net (Loss) income for the year	90,976	2,166	93,142
Weighted average number of outstanding shares – in thousands	133,313	-	133,313
Basic and diluted (losses) earnings per share – USD	0.56	0.02	0.58

(i) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

(b)	Consolidated statement of comprehensive income

	(As previously reported) 2019	Adjustments (i)	(Revised) 2019
Net (loss) income for the year	(159,007)	1,491	(157,516)

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	1,332	-	1,332
Deferred income tax	(453)	-	(453)
Translation adjustment of foreign subsidiaries	(54,765)	33,650	(21,115)
	(53,886)	33,650	(20,236)

Total comprehensive (loss) income for the year	(212,893)	35,141	(177,752)
Attributable to NEXA’s shareholders	(207,594)	35,141	(172,453)
Attributable to non-controlling interests	(5,299)	-	(5,299)
Total comprehensive (loss) income for the year	(212,893)	35,141	(177,752)

14 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	(As previouly reported) 2018	Adjustments (ii)	(Revised) 2018
Net (loss) income for the year	90,976	2,166	93,142

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	(2,318)	-	(2,318)
Deferred income tax	126	-	126
Translation adjustment of foreign subsidiaries	(9,959)	-	(9,959)
	(12,151)	2,166	(12,151)

Total comprehensive (loss) income for the year	78,825	2,166	80,991
Attributable to NEXA’s shareholders	72,928	2,166	75,094
Attributable to non-controlling interests	5,897	-	5,897
Total comprehensive (loss) income for the year	78,825	2,166	80,991

(i) Correspond to the CTA adjustment as explained in note 3.1 (a) and to the deferred tax adjustments as in 3.1 (b).

(ii) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

(c)	Consolidated balance sheet

	(As previouly reported)		(Revised)
	2019	Adjustments (i)	2019
Non-current assets
Deferred income tax	262,941	(23,201)	239,740
	4,114,216	(23,201)	4,091,015
Total assets	5,489,565	(23,201)	5,466,364

Non-current liabilities
Deferred income tax	273,278	14,674	287,952
	2,270,514	14,674	2,285,188
Total liabilities	2,969,504	14,674	2,984,178
Shareholders’ equity
Attributable to NEXA’s shareholders	2,147,452	(37,875)	2,109,577
Attributable to non-controlling interests	372,609	-	372,609
	2,520,061	(37,875)	2,482,186
Total liabilities and shareholders’ equity	5,489,565	(23,201)	5,466,364

(i) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

15 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(d)	Consolidated statement of changes in shareholders’ equity

	As previouly reported			Revised
	Retained earnings (cumulative deficit)	Total shareholders’ equity	Adjustments (i)	Retained earnings (cumulative deficit)	Total shareholders’ equity
At January 1, 2018 after impacts of the adoption of new standards	(13,430)	2,907,085	(41,532)	(54,962)	2,865,553
Net income for the year	74,860	90,976	2,166	77,026	93,142
Other comprehensive loss for the year	-	(12,151)	-	-	(12,151)
Total comprehensive (loss) income for the year	74,860	78,825	2,166	77,026	80,991
Total contributions by and distributions to shareholders	-	(84,109)	-	-	(84,109)
At December 31, 2018	61,430	2,901,801	(39,366)	22,064	2,862,435

(i) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

16 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	As previouly reported							Revised
	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total shareholders’ equity	Adjustments (i)	Adjustments (ii)	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Non-controlling interests	Total shareholders’ equity
At January 1, 2019 after impacts of the adoption of new standards	1,318,728	57,478	(79,288)	425,208	2,897,849	-	(39,366)	1,318,728	18,112	(79,288)	425,208	2,858,483
Net loss for the year	-	(146,626)	-	(12,381)	(159,007)	-	1,491	-	(145,135)	-	(12,381)	(157,516)
Other comprehensive (loss) income for the year	-	-	(60,968)	7,082	(53,886)	33,650	-	-	-	(27,318)	7,082	(20,236)
Total comprehensive loss for the year	-	(146,626)	(60,968)	(5,299)	(212,893)	33,650	1,491	-	(145,135)	(27,318)	(5,299)	(177,752)
Capital increase from non-controlling interests	-	-	-	33,650	33,650	(33,650)	-	-	-	-	-	-
Acquisition of non-controlling interests	(37,404)	-	-	(33,650)	(71,054)	-/+33,650	-	(71,054)	-	-	-	(71,054)
Repurchase of the Company’s own shares	-	-	-	-	(8,103)	-	-	-	-	-	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	(69,832)	-	-	(69,832)	-	-	-	(69,832)	-	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA Peru’s investment shares	(2,256)	-	-	(47,300)	(49,556)	-	-	(2,256)	-	-	(47,300)	(49,556)
Total contributions by and distributions to shareholders	(39,660)	(69,832)	-	(47,300)	(164,895)	(33,650)	-	(73,310)	(69,832)	-	(47,300)	(198,545)
At December 31, 2019	1,279,068	(158,980)	(140,256)	372,609	2,520,061	-/+ 33,650	(37,875)	1,245,418	(196,855)	(106,606)	372,609	2,482,186

(i) Correspond to the CTA adjustment as explained in note 3.1 (a), through which the amount of US$ 33,650 reduces Additional paid capital and increases Accumulated other comprehensive loss, eliminating also the effect in the Non-controlling interests.

(ii) Correspond to the deferred tax adjustments as explained in note 3.1 (b).

17 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its subsidiaries at December 31, 2020.

(a)	Subsidiaries

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

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, to ensure the standardization of the accounting policies, an adjustment is performed in the consolidation process.

Non-controlling interests in the equity and results of subsidiaries are shown separately in the consolidated balance sheet, income statement, statement of comprehensive (loss) income and statement of changes in shareholders’ equity.

A change in ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity and any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has power over this investee. This may include contractual arrangements with the other vote holders in the investee; rights arising from other contractual arrangements and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

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

The main entities included in the consolidated financial statements are:

18 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	Percentage of shares		Company controls	Headquarter	Activities
	2020	2019
Subsidiaries
L.D.O.S.P.E. Geração de Energia e Participações Ltda. - L.D.O.S.P.E."	100.00	100.00	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100.00	100.00	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100.00	100.00	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos"	100.00	100.00	Indirectly	Brazil	Mining projects
Nexa Recursos Minerais S.A. - "NEXA BR"	100.00	100.00	Directly	Brazil	Mining / Smelting
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Holding and others
Karmin Holding Ltda.	100.00	100.00	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100.00	100.00	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100.00	100.00	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources Perú S.A.A. - "NEXA Peru"	80.23	80.23	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100.00	100.00	Indirectly	United Kingdom	Mining
Nexa Resources US. Inc.	100.00	100.00	Directly	United States	Trading
Joint-operation
Campos Novos Energia S.A. - "Enercan"	20.98	20.98		Brazil	Energy
Cia. Minera Shalipayco S.A.C	75.00	75.00		Peru	Mining projects

(i) NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are owned by NEXA’s controlling shareholder, VSA.

(c)	Transactions with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

19 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)  Transactions and balances

Foreign currency transactions are initially recorded by each entity in the Company at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)  Consolidated entities

The results of operations and financial position of consolidated entities that have a functional currency different from the reporting currency of the Company are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and

•	All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity.

5	Changes in the main accounting policies and disclosures

(a)	New standards and amendments – applicable January 1, 2020

There are several new standards and amendments effective for annual periods commencing on or after January 1, 2020. The adoption of these new standards did not have an impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective and does not expect that the adoption of such standard, interpretation or amendment will have a material impact on the Company’s financial statements.

(b)	Benchmark interest rate reform

In 2014, developments in the global markets revealed weaknesses in the LIBOR’s sustainability as a reference rate. Since then, regulators around the world have focused on the transition to a new benchmark that would replace the USD Libor.

In July 2017, the Financial Conduct Authority announced its intention to phase out LIBOR by the end of 2021.

However, there still is uncertainty around the timing and precise nature of these changes.

The Company is discussing with the financial entities which interest rate reference will replace the loans measured by LIBOR, among other changes, and expects to apply the current benchmarks until the end of 2021, not expecting any significant impacts.

20 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(c)	Critical estimates and judgments

The preparation of the Company’s consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Accounting estimates and assumptions, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates and judgments applied by the Company in the preparation of these financial statements are as follows:

• estimation of current and deferred income taxes – note 11

• estimation of fair value of financial instruments – note 14

• estimation of quantification of mineral reserves and resources for useful life calculation – note 24

• estimation of asset retirement obligations – note 28

• estimation of provisions for legal claims – note 29

• estimation of contractual obligations – note 30

• estimation of impairment of non-current assets – note 33

Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

The Company has considered the effects of COVID-19 when making its estimates and judgments, considering that this pandemic has negatively impacted the Company’s financial position, results of operations and cash flows for the year ended December 31, 2020. Events and changes in circumstances arising after December 31, 2020, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

(d)	Adoption of IFRS 16 and IFRIC 23

The Company has applied IFRS 16 and IFRIC 23 from its mandatory adoption date of January 1, 2019, using the simplified transition approach and did not restate comparative amounts for the periods prior to the adoption.

6	Net revenues

Accounting policy

Revenues represent the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenues when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset. To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

21 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Identification and timing of satisfaction of performance obligations

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

Promise to provide freight services: this performance obligation is satisfied when the freight service contracted to customers is completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as “Cost of sales”.

Revenues from the sale of goods and from freight services are recognized at a point in time when control is transferred and when contracted services are provided.

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment. As of December 31, 2020, these price adjustments were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 30.

(a)	Composition of net revenues

(i)	Gross revenues reconciliation

	2020	2019	2018
Gross revenues	2,138,786	2,552,275	2,779,008
Revenues from products	2,074,203	2,473,534	2,708,112
Revenues from services	64,583	78,741	70,896
Taxes on sales	(184,714)	(216,141)	(283,848)
Return of products sales	(3,143)	(3,419)	(3,490)
Net revenues	1,950,929	2,332,715	2,491,670

22 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Net revenues from products

	2020	2019	2018
Zinc	1,323,287	1,592,050	1,817,139
Lead	161,964	259,238	283,861
Copper	197,756	174,697	151,939
Silver	58,568	63,867	66,112
Other	144,771	164,122	101,723
Net revenues from products	1,886,346	2,253,974	2,420,774

Taxes on sales	184,714	216,141	283,848
Return of products sales	3,143	3,419	3,490
Gross revenues from products	2,074,203	2,473,534	2,708,112

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

(i)	Net revenues by geographical location

	2020	2019	2018
Brazil	583,141	625,033	693,409
Peru	485,850	595,601	674,228
United States	116,717	159,672	141,131
South Korea	77,429	95,913	54,894
Singapore	76,724	99,488	37,506
Luxembourg	76,072	145,493	172,791
Switzerland	68,912	101,636	126,156
Argentina	56,165	60,850	90,338
Chile	48,969	80,849	51,215
Japan	46,719	71,352	93,474
Austria	35,197	39,897	40,531
Colombia	34,768	37,149	51,724
Germany	33,869	20,749	20,906
Belgium	30,174	25,500	68,703
Taiwan	28,764	33,551	62,789
Turkey	25,005	33,905	48,265
Malaysia	13,948	6,535	3,255
Netherlands	11,740	9,381	11,550
Vietnam	10,798	3,142	1,211
Italy	9,895	9,000	5,327
Ecuador	9,095	13,012	17,640
Indonesia	8,609	1,098	5,613
China	1,286	9,940	9,538
Other	61,083	53,969	9,476
Net revenues	1,950,929	2,332,715	2,491,670

(ii)	Net revenues by currency

	2020	2019	2018
USD	1,388,746	1,731,765	1,806,590
Brazilian Real (“BRL”)	562,183	600,950	685,080
Net revenues	1,950,929	2,332,715	2,491,670

23 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

7	Expenses by nature

				2020	2019	2018
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total	Total
Raw materials and consumables used	(850,507)	(5,793)	-	(856,300)	(1,063,094)	(1,086,974)
Third-party services	(314,655)	(57,546)	(35,494)	(407,695)	(574,228)	(471,266)
Depreciation and amortization	(238,164)	(5,739)	(22)	(243,925)	(317,892)	(267,189)
Employee benefit expenses	(146,162)	(55,907)	(11,796)	(213,865)	(254,251)	(262,964)
Other expenses	(14,443)	(26,634)	(9,889)	(50,966)	(73,937)	(93,016)
	(1,563,931)	(151,619)	(57,201)	(1,772,751)	(2,283,402)	(2,181,409)

(i) Refer to note 20 for information about idle capacity costs and inventory impairment, both mainly associated with the COVID-19 outbreak.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation activities involve the search for mineral resources and the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploratory drilling and sampling, and determining and examining the volume and grade of the identified resources. Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to research, innovation and technology projects.

The Company starts to capitalize a project’s exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine plans.

Capitalized exploration and evaluation costs are presented as Property, plant, and equipment within Mining projects until the project starts its development stage. As further explained in note 23, the costs incurred during the project´s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized exploration and evaluation costs will remain within Mining projects and will only be depreciated once the development stage finishes and the project´s operation starts.

Costs to acquire exploration rights are included as Intangible within Rights to use natural resources as explained in note 24.

24 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Composition of mineral exploration and project evaluation costs

	2020	2019	2018
Mineral exploration	(38,519)	(79,838)	(86,463)
Project evaluation	(18,682)	(39,225)	(43,096)
	(57,201)	(119,063)	(129,559)

Mineral exploration and project evaluation costs decreased in 2020, mainly because the Company revised its short-term capital allocation, temporarily postponed its greenfield projects and reduced its exploration expenses in response to COVID-19. The effects of the temporary suspension of such projects have been reflected in the Company’s cash flow estimates for the impairment tests made in 2020.

9	Other income and expenses, net

	2020	2019	2018
Tax credits	5,473	4,721	37,582
Remeasurement of environmental obligations	3,112	2,477	12,078
Derivative financial instruments - note 17 (b)	948	(833)	17,528
(Loss) gain on sale of property, plant and equipment and intangible assets	(2,268)	(857)	(9,884)
Gain on sale of investments	-	-	348
Contribution to communities	(4,658)	(5,205)	(13,445)
(Provision) reversal of legal claims	(10,912)	(4,424)	(3,671)
Other operating income (expenses), net	(10,859)	(14,085)	(12,961)
	(19,164)	(18,206)	27,575

10	Net financial results

	2020	2019	2018
Financial income
Interest income on financial investments and cash equivalents	7,295	20,909	26,062
Interest on tax credits	854	5,498	26,033
Other financial income	3,019	4,647	15,414
	11,168	31,054	67,509

Financial expense
Interest on loans and financings	(97,422)	(67,369)	(77,647)
Premium paid on bonds repurchase (i)	(14,481)	-	-
Interest on contractual obligations	(6,182)	(6,526)	(7,294)
Interest on other liabilities	(8,051)	(10,864)	(4,763)
Interest on lease liabilities – note 25 (b)	(1,757)	(3,416)	-
Other financial expenses	(31,866)	(29,224)	(29,420)
	(159,759)	(117,399)	(119,124)

Other financial items, net (ii)			-
Foreign exchange loss (iii)	(120,809)	(12,893)	(148,501)
Derivative financial instruments - note 17 (b)	(717)	1,024	(2,538)
Fair value of loans and financings – note 26 (c)	(8,058)	(6,640)	-
	(129,584)	(18,509)	(151,039)
Net financial results	(278,175)	(104,854)	(202,654)

(i) Amount related to the premium paid on the bonds repurchased in the tender offer made on February 24, 2020. Refer to note 26 (b) for additional information.

(ii) Since September 30, 2020, the Company is presenting the income and expenses from derivative financial instruments and from the changes in the fair value of loans and financings on a net basis, which is how management analyzes these items. Consequently, the Company has adjusted the Financial income and the Financial expenses subtotals for the comparative periods in the income statement.

25 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(iii) The amount in 2020 includes USD 65,689 of foreign exchange losses related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA. Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects. As of December 31, 2020, the outstanding intercompany loan was of USD 250,572 (December 31, 2019: USD 250,570).

11	Current and deferred income tax

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction affects neither the accounting nor the taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the end of the reporting period and are expected to apply when the related deferred income taxes asset is realized, or the deferred income tax liability is settled.

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

Critical accounting estimates and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant judgment, estimates and assumptions are required to determine the amount of deferred taxes that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of the applicable laws and regulations.

26 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Reconciliation of income tax (expense) benefit

	2020	2019	2018
(Loss) income before income tax	(676,658)	(215,880)	131,899
Standard rate (i)	24.94%	24.94%	26.01%

Income tax (expense) benefit at standard rate	168,759	53,840	(34,307)
Difference in tax rate of subsidiaries outside Luxembourg	36,390	24,698	(11,227)
Special mining levy and special mining tax	(5,909)	(7,431)	(14,565)
Deferred tax on net operating losses (ii)	(35,849)	-	-
Withholding tax on dividends paid by subsidiaries	-	(9,764)	-
Tax effect of translation of non-monetary assets/liabilities to functional currency (iii)	(28,174)	(3,575)	(804)
Impairment of goodwill (iv)	(78,866)	-	-
Other permanent tax differences	(32,199)	596	22,146
Income tax (expense) benefit	24,152	58,364	(38,757)

Current	(63,192)	(46,382)	(71,787)
Deferred	87,344	104,746	33,030
Income tax (expense) benefit	24,152	58,364	(38,757)

(i) On April 25, 2019, the Luxembourg Parliament approved the 2019 Budget Law, including a reduction of the corporate income tax rate from 26.01% to 24.94%, which was maintained for year 2020. When NEXA’s tax credits on net operating losses resulting from its standalone activities do not meet the recognition criteria, no deferred tax assets are recognized.

(ii) During 2020, NEXA Atacocha derecognized its deferred tax assets since, in accordance with the Company´s estimates of future taxable income, these assets will not be recovered. These estimates were affected by the COVID-19 which facts and circumstances are described in note 1.

(iii) The increase in 2020 is mainly related to the tax effect of the translation of non-monetary assets of the tax base of NEXA’s Peruvian entities, which was impacted by the appreciation of the USD (the functional currency) against the Peruvian Soles “PEN” (local currency).

(iv) The Company recognized an impairment of goodwill during 2020 (for additional information refer to note 33). This impairment loss is considered a permanent difference and no deferred income tax benefit has been recognized.

27 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)            Analysis of deferred income tax assets and liabilities

	2020	2019
Tax credits on net operating losses (i)	108,767	160,905
Uncertain income tax treatments (ii)	(6,712)	(9,779)
Tax credits on temporary differences
Foreign exchange losses	33,123	31,027
Environmental liabilities	16,611	24,293
Asset retirement obligations	20,507	18,751
Tax, civil and labor provisions	7,162	6,962
Other provisions	9,825	7,933
Provision for obsolete and slow-moving inventory	6,813	5,734
Provision for employee benefits	5,299	7,270
Revaluation of derivative financial instruments	3,056	2,864
Other	6,513	11,517

Tax debits on temporary differences
Capitalized interest	(10,274)	(28,505)
Revaluation of loans and financings	(88)	-
Depreciation, amortization and asset impairment	(190,970)	(285,427)
Other	(6,444)	(1,757)
	3,188	(48,212)

Deferred income tax assets	221,580	239,740
Deferred income tax liabilities	(218,392)	(287,952)
	3,188	(48,212)

(i) Tax credits on net operating losses decreased in 2020, mainly because of the BRL devaluation against the USD during the year, which affected the Company’s tax credits from the Company’s Brazilian legal entities.

(ii) Uncertain income tax treatments decreased in 2020, mainly because of the settlement of certain income tax uncertain positions in NEXA Peru and NEXA Atacocha.

(c)            Effects of deferred income tax on income statement and other comprehensive income

	2020	2019	2018
Balance at beginning of the year	(48,212)	(136,810)	(141,950)
Effect on (loss) income for the year	87,344	104,746	33,030
Effect on other comprehensive (loss) income	(40,371)	453	(126)
Impact of the adoption of IFRIC 23	-	(10,070)	-
Foreign exchange (loss) gain	4,427	(6,531)	(27,764)
Balance at end of the year	3,188	(48,212)	(136,810)

(d)            Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of December 31, 2020, the main legal proceedings are related to carryforward calculation of net operating losses, deductibility of foreign exchange losses and expenses. The estimated financial effect of these contingent liabilities is USD 163,670 (December 31, 2019: USD 182,380). The decrease in the contingent liabilities on income tax in 2020, is mainly driven by the BRL and PEN devaluations against the USD during the year.

28 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

12	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the costs of production, however, is denominated in BRL and PEN, and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

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

(a)  Market risk

The purpose of the market risk management process and all related actions are intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, commodity prices and interest rates, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management. The related sensitivity analysis is included in note 18.

(i)  Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies at December 31, 2020. These mainly result from the foreign operations of NEXA BR for which the functional currency is the BRL. The increased economic uncertainty and risks due to the COVID-19 global outbreak introduced significant volatility in foreign exchange rates in relation to the USD that impacted NEXA since the Company has foreign operations mainly related to NEXA BR.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

29 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

USD amounts of foreign currency balances	2020	2019
Assets
Cash, cash equivalents and financial investments	257,706	109,511
Derivative financial instruments	22,376	15,596
Trade accounts receivables	42,612	27,883
	322,694	152,990
Liabilities
Loans and financings	454,372	119,095
Derivative financial instruments	21,484	16,134
Trade payables	165,019	194,646
Lease liabilities	20,792	22,020
Use of public assets	20,787	23,279
	682,454	375,174
Net exposure	(359,760)	(222,184)

Because of the COVID-19, foreign exchange rates have become more volatile and therefore the Company has been affected by higher variations in its foreign exchange results.

(ii)  Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to interest rates, refer to note 26.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the cash flows of the Company. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of swaps contracted together with loans and financings, the Company accounts for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used (for more information please refer to note 26 (c)).

As of December 31, 2020, there have been no significant impacts on the Company’s exposure to interest rate risk as a result of the COVID-19 global outbreak.

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

30 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Hedges for mismatches of quotational periods (Book Hedges)

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

The increased economic uncertainty and risks that arose from COVID-19 explained the significant decrease in the commodity prices in the first semester of the year. However, with the resumption of the economy since the second semester, the commodities prices are gradually increasing and have impacted the Company’s hedge operations results as of December 31, 2020.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+/A1 (local rating scale) or BBB-/Baa3 (global rating scale). Financial institutions in Peru, where only global rating assessments are available, will be eligible provided they have a rating of "BBB-" at least by one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

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

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

31 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2020			2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	131,486	-	131,486	11,243	-	11,243
AA+	3	-	3	5,997	-	5,997
AA	30,177	-	30,177	18	99,853	99,871
AA-	8,754	23,005	31,759	1	10,869	10,870
A+	-	249,198	249,198	-	156,032	156,032
A	-	263,375	263,375	-	230,084	230,084
A-	-	184,087	184,087	-	38,824	38,824
BBB+	-	111,525	111,525	-	67,467	67,467
BBB	-	38,848	38,848	-	23,552	23,552
BBB-	-	30,707	30,707	-	31,416	31,416
BB-	-	1,956	1,956	-	-	-
No rating (i)	3	13,039	13,042	3	23,259	23,262
	170,423	915,740	1,086,163	17,262	681,356	698,618

Financial investments
AAA	32,412	-	32,412	44,985	-	44,985
AA+	2,257	-	2,257	8,170	-	8,170
AA	46	-	46	352	-	352
AA-	329	-	329	656	-	656
No rating (i)	-	-	-	4,612	-	4,612
	35,044	-	35,044	58,775	-	58,775

Derivative financial instruments
AAA	2,068	-	2,068	16,025	-	16,025
AA	-	-	-	-	1,029	1,029
A+	-	1,977	1,977	-	422	422
A-	-	27,935	27,935	-	2,048	2,048
	2,068	29,912	31,980	16,025	3,499	19,524

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

This risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

32 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	214,614	484,579	459,215	1,490,253	2,648,661
Lease liabilities	15,999	9,690	-	-	25,689
Derivative financial instruments	5,390	51	21,374	59	26,874
Trade payables	370,122	-	-	-	370,122
Confirming payables	145,295	-	-	-	145,295
Salaries and payroll charges	56,107	-	-	-	56,107
Dividends payable	4,557		-	-	4,557
Related parties	-	561	-	-	561
Asset retirement and environmental obligations	33,714	53,501	70,444	220,241	377,900
Use of public assets	1,270	2,943	5,131	20,200	29,544
	847,068	551,325	556,164	1,730,753	3,685,310

2019	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	91,511	342,095	610,750	842,222	1,886,578
Lease liabilities	17,903	16,361	120	-	34,384
Derivative financial instruments	8,272	6,918	6,577	51	21,818
Trade payables	414,080	-	-	-	414,080
Confirming payables	82,770	-	-	-	82,770
Salaries and payroll charges	58,913	-	-	-	58,913
Dividends payable	6,662	-	-	-	6,662
Related parties	-	834	-	-	834
Asset retirement and environmental obligations	19,001	68,296	76,629	273,484	437,410
Use of public assets	1,446	3,177	3,581	30,729	38,933
	700,558	437,681	697,657	1,146,486	2,982,382

In the second quarter of 2020, the Company took measures to enhance its short-term liquidity to mitigate the effects of the economic scenario due to the COVID-19 global outbreak on the Company’s cash flows. Such measures included the strengthening of its cash position by incurring new loans and obtaining new financings. As a result, the total amount of financial liabilities, related to Loans and financings, maturing between less than 1 year increased by the amount of USD 123,103 during 2020.

(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the level of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets or metals produced to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

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

33 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	Note		2020	2019	2018
Loans and financings	26		2,024,314	1,508,557	1,424,867
Derivative financial instruments	17		(5,106)	2,294	3,017
Lease liabilities	25		25,689	34,384	-
Cash and cash equivalents	15		(1,086,163)	(698,618)	(1,032,938)
Financial investments	16		(35,044)	(58,775)	(92,233)
Net debt (i)			923,690	787,842	302,713

Net (loss) income for the year			(652,506)	(157,516)	93,142
Plus (less):
Depreciation and amortization	23, 24 and 25		243,925	317,892	267,189
Net financial results	10		278,175	104,854	202,654
Income tax expense (benefit)	11	(a)	(24,152)	(58,364)	38,757
EBITDA (ii)			(154,558)	206,866	601,742

Impairment of non-current assets (iii)			557,497	142,133	3,283
Gains on sales of investments and other miscellaneous adjustments (iii)			-	-	(233)
Adjusted EBITDA (ii)			402,939	348,999	604,792

Leverage ratio (Net debt/Adjusted EBITDA)			2.29	2.26	0.50

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

(iii) For the years ended December 31,2019 and 2018, this line was described as “Exceptional items”.

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

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

34 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding.

(a)	Breakdown by category

The Company’s current financial assets and liabilities are classified as follows:

			2020
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	15		1,086,163	-	1,086,163
Financial investments	16		35,044	-	35,044
Derivative financial instruments	17	(a)	-	31,980	31,980
Trade accounts receivables	19		64,262	164,770	229,032
Related parties (i)	22		2	-	2
			1,185,471	196,750	1,382,221

			2020
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	26	(a)	1,822,756	201,558	2,024,314
Lease liabilities	25	(b)	25,689	-	25,689
Derivative financial instruments	17	(a)	-	26,874	26,874
Trade payables	27		370,122	-	370,122
Confirming payables	31		145,295	-	145,295
Use of public assets (ii)			19,215	-	19,215
Related parties (i)	22		561	-	561
			2,383,638	228,432	2,612,070

			2019
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	15		698,618	-	698,618
Financial investments	16		58,775	-	58,775
Derivative financial instruments	17	(a)	-	19,524	19,524
Trade accounts receivables	19		107,995	69,236	177,231
Related parties (i)	22		744	-	744
			866,132	88,760	954,892

35 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

			2019
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	26	(a)	1,411,179	97,378	1,508,557
Lease liabilities	25	(b)	34,384	-	34,384
Derivative financial instruments	17	(a)	-	21,818	21,818
Trade payables	27		414,080	-	414,080
Confirming payables	31		82,770	-	82,770
Use of public assets (ii)			23,279	-	23,279
Related parties (i)	22		834	-	834
			1,966,526	119,196	2,085,722

(i) Classified as Other assets and liabilities in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

14	Fair value estimates

Critical accounting estimates and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period.

(a)	Analysis

The main financial instruments and the assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets - considering their nature, terms and maturity, the carrying amounts approximate their fair value.

•	Financial liabilities - these instruments are subject to the usual market interest rates. The fair value is based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

•	Derivative financial instruments - the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange - B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts - the present value of both the assets and liabilities are calculated through the discount of forecasted cash flow by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.

36 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

•	Option contracts - the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate. The underlying asset price is the average price of the foreign exchange rate in the fixing month.

(b)	Fair value by hierarchy

		2020
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	17	-	31,980	31,980
Trade accounts receivables		-	164,770	164,770
		-	196,750	196,750
Liabilities
Derivative financial instruments	17	-	26,874	26,874
Loans and financings designated at fair value (i)		-	201,558	201,558
		-	228,432	228,432

		2019
		Level 1	Level 2	Total
Assets
Derivative financial instruments	17	-	19,524	19,524
Trade accounts receivables		-	69,236	69,236
		-	88,760	88,760
Liabilities
Derivative financial instruments	17	-	21,818	21,818
Loans and financings designated at fair value (i)		-	97,378	97,378
		-	119,196	119,196

(i) As explained above, certain loans and financings are measured at fair value. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

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

37 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Level 3:

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) are classified as Level 3. As of December 31, 2020, there were no financial assets and liabilities carried at fair value classified as Level 3.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 and the only impact identified is related to the changes in the Company’s credit risk which affect the fair value of debts which are designated as fair value option. Refer to note 26.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financings in current liabilities in the balance sheet.

(a) Composition

	2020	2019
Cash and banks	113,017	299,374
Term deposits (i)	973,146	399,244
	1,086,163	698,618

Cash and cash equivalents balance increased as of December 31, 2020, mainly because of the new loans and financings taken by the Company during the first half of 2020 as explained in note 26.

(i) As part of its strategy to enhance liquidity during 2020 and to meet its cash operating commitments, the Company made a reclassification of USD 29,496 from Financial investments to Cash and cash equivalents.

(b)  Changes in operating assets and liabilities

	2020	2019	2018
Decrease (increase) in assets
Trade accounts receivables	(68,986)	(8,634)	8,537
Inventory	8,883	(35,425)	52,472
Other assets	30,538	(45,891)	(133,716)

Increase (decrease) in liabilities
Trade payables	21,589	18,823	57,411
Confirming payables	62,525	12,278	(40,613)
Contractual liabilities	(20,683)	(25,641)	(29,543)
Other liabilities	58,594	12,856	32,412
	92,460	(71,634)	(53,040)

(c)  Non-cash transactions

During 2020, the Company had additions related to asset retirement obligations in the amount of USD 14,874 (2019: USD 28,337); additions to right-of-use assets in the amount of USD 5,785 (2019: USD 3,517) and liabilities to increase property, plant and equipment in the amount of USD 4,137.

38 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

16	Financial investments

Accounting policy

Financial investments are mainly short-term investments that do not meet the definition of cash and cash equivalents. The financial investments are used as part of the cash-management strategy of the Company and are measured at amortized cost.

(a)	Composition

	2020	2019
Investment fund quotas	28,256	28,126
Bank deposit certificates	6,788	25,540
Other	-	5,109
	35,044	58,775

Financial investments decreased as of December 31, 2020, mainly because of the reclassification of funds to Cash and cash equivalents as explained in note 15.

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

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive (loss) income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as Other income and expenses, net.

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within Other income and expenses, net.

39 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

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

(iii)	Derivatives not designated as hedging instruments

Changes in the fair value of derivative financial instruments not designated as hedging instruments are recognized immediately in the income statement within Other income and expenses, net when related to price risk and within Net financial results when related to interest rate or foreign exchange rate risk.

(a)	Fair value by strategy

			2020		2019
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	204,394	2,398	258,220	(713)
			2,398		(713)
Sales of zinc at a fixed price
Zinc forward	ton	15,695	1,815	15,252	(1,043)
			1,815		(1,043)
Interest rate risk
LIBOR vs. CDI (i) (ii)	USD	-	-	90,000	(1,413)
IPCA vs. CDI	BRL	226,880	1,310	226,880	1,482
			1,310		69
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(417)	-	-
Collars USD vs. BRL (ii)	BRL	-	-	653,148	(607)
			(417)		(607)

			5,106		(2,294)
Current assets			16,329		4,835
Non-current assets			15,651		14,689
Current liabilities			(5,390)		(8,276)
Non-current liabilities			(21,484)		(13,542)

(i) Related to derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 26 (c) for additional information.

(ii) These derivatives were used to mitigate the Company’s exposure to the foreign currency risk associated with changes in the Brazilian real exchange rate and were unwound on July 02, 2020.

40 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)  Changes in fair value

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive (loss) income	Realized (loss) gain
Mismatches of quotational periods	(568)	(17,349)	9,309	1,331	-	(98)	(10,486)
Sales of zinc at a fixed price	-	-	-	(383)	-	-	(3,241)
Interest rate risk – LIBOR vs. CDI (i)	-	-	-	-	16,981	-	15,568
Interest rate risk – IPCA vs. CDI	-	-	-	-	786	-	959
Foreign exchange risk - BRL vs USD (i)	-	-	-	-	(417)	-	-
Foreign exchange risk – Collars USD vs. BRL (ii)	-	-	-	-	(18,067)	-	(18,675)
	(568)	(17,349)	9,309	948	(717)	(98)	(15,875)

(i) Related to the changes in the fair value of certain derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 26 (c) for additional information.

(ii) Related to zero cost collars entered into to manage foreign currency risk on the Aripuanã project capital expenditures that were unwound on July 02, 2020, as described above. Losses were driven by the devaluation of the BRL against USD during 2020.

41 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

18	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financings, and derivative financial instruments. The main sensitivities are the exposure to changes of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios at December 31, 2020 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2020, according to the base scenario defined by the Company for March 31, 2021.

•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2020.

•	Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2020.

					Impacts on income statement						Impacts on statement of comprehensive income
					Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2020	Cash and cash equivalents and financial investments	Loans and financings	Derivative financial instruments	Changes from 2020	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.1967	205,466	445,783	892	-0.54%	537	21,566	43,133	(21,566)	(43,133)	229	10,570	21,140	(10,570)	(21,140)
EUR	1.2273	3,021	-	-	-3.85%	(116)	(755)	(1,510)	755	1,510	-	-	-	-	-
PEN	3.6224	45,890	2,775	-	3.79%	1,636	(10,779)	(21,557)	10,779	21,557	-	-	-	-	-
CAD	1.2750	1,373	-	-	-1.92%	-	-	-	-	-	(26)	(343)	(687)	343	687
NAD	14.6960	1,956	-	-	12.05%	-	-	-	-	-	236	(489)	(978)	489	978
Interest rates
BRL - CDI	1.90%	205,407	156,927	892	1 bps	4,085	5,850	12,146	(5,441)	(10,509)	-	-	-	-	-
USD - LIBOR	0.23%		238,792	3,796	7 bps	(208)	(246)	(495)	243	483	(0)	(1)	(2)	1	2
Price - commodities
Zinc	2,723	-	-	4,214	-13.71%	6,321	11,522	23,044	(11,522)	(23,044)	(891)	(1,625)	(3,249)	1,625	3,249

42 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

19	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when are related to the Company’s accounts receivables portfolio that is included in a true sale program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since the contractual rights to receive the cash flows of the assets are transferred to the counterparty.

(ii) Fair value through profit or loss when are related to sales that are subsequently adjusted to changes of LME prices. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

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

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company used a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

(a)	Composition

	2020	2019
Trade accounts receivables	229,800	175,948
Related parties - note 22	2,411	3,620
Impairment of trade accounts receivables (i)	(3,179)	(2,337)
	229,032	177,231

(i) COVID-19 may have changed the risk profile of the Company’s customers, especially those clients that might have transactions, or are located in areas, which are affected, or are more prone to be economically affected. As such risks increase, the Company expects an increase in impairment losses on trade accounts receivables. As of December 31, 2020, the Company has taken an impairment, related to COVID-19, of USD 321 in order to reflect the actual economic scenario and the deterioration in the risk profile of the Company´s clients.

43 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)  Changes in impairment of trade accounts receivables

	2020	2019
Balance at the beginning of the year	(2,337)	(2,690)
Additions	(2,643)	(805)
Reversals	1,288	1,085
Foreign exchange (losses) gains	513	73
Balance at the end of the year	(3,179)	(2,337)

(c)  Analysis by currency

	2020	2019
USD	186,420	149,348
BRL	41,601	26,817
Other	1,011	1,066
	229,032	177,231

(d)  Aging of trade accounts receivables

	2020	2019
Current	222,670	150,134
Up to 3 months past due	6,728	26,810
From 3 to 6 months past due	102	135
Over 6 months past due	2,711	2,489
	232,211	179,568
Impairment	(3,179)	(2,337)
	229,032	177,231

20	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). Variable production overhead costs are included in inventory cost based on the actual production level. The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses. Imports in transit are stated at the accumulated cost of each import. A provision for obsolete inventory - finished products, semi-finished products, raw materials and auxiliary materials - is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification. Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale.

44 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2020	2019
Finished products	94,033	106,595
Semi-finished products	56,335	89,239
Raw materials	66,278	50,848
Auxiliary materials and consumables	68,950	76,974
Inventory provisions (i)	(29,074)	(28,398)
	256,522	295,258

(i) As of December 31, 2020, there was no COVID-19 impact on the Company's inventory costs considering that zinc price increased by the end of the year in comparison with that of December 2019.

Due to the lower mining production and smelting production in Peru because of the Peruvian government’s mandates in response to the COVID-19 (as explained in note 1) and also due to the 40% reduction in production at Juiz de Fora smelting unit in Brazil, in May and June, because of the anticipated lower market demand also associated with COVID-19, the Company recognized USD 73,930 in cost of sales related to abnormal production costs in 2020. Idle capacity used to determine the abnormal cost of production was calculated using the historical production data of the actual production during the period this idle capacity was estimated. Since August 2020, the Company determined that there was no longer need to recognize any abnormal production costs since the operating units were returning to their projected production.

(b)	Changes to the provision of the year

	2020	2019
Balance at the beginning of the year	(28,398)	(23,437)
Additions	(11,439)	(16,171)
Reversals	9,647	11,077
Exchange variation gains	1,116	133
Balance at the end of the year	(29,074)	(28,398)

21	Other assets

	2020	2019
Other recoverable taxes (i)	127,815	157,008
Advances to third parties	15,006	19,942
Prepaid expenses	10,522	11,678
Judicial deposits	5,566	7,281
Related parties – note 22	2	744
Other assets	25,361	45,289
	184,272	241,942
Current assets	91,141	103,134
Non-current assets	93,131	138,808

(i) The Company recognized recoverable PIS and COFINS indirect tax credits in 2018 in the amount of USD 64,454 (equivalent to BRL 243MM) based on a favorable and definitive judicial decision over the exclusion of ICMS on the PIS and COFINS tax base. Federal authorities submitted a position to the Brazilian Supreme Court (“Superior Federal Court - STF”) questioning the timing validity of the credits and their calculation methodology. Future decisions of the STF may result in adjustments to recognized credits, including credits that have already been used to offset other tax debts.

45 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

22	Related parties

	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Parent
Votorantim S.A. (i)	-	-	2	3	809	517	-	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	-	1,160	1,415	-	-	-	-
Companhia Brasileira de Alumínio	1,479	1,812	-	-	175	341	-	-	-	11
Votorantim Cimentos S.A.	595	1,518	-	738	121	48	-	-	-	-
Votener - Votorantim Comercializadora de Energia Ltda.	332	290	-	-	6,330	7,172	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	421	500	-	-	-	-
Other	5	-	-	3	871	1,352	4,557	6,662	561	823
	2,411	3,620	2	744	9,887	11,345	4,557	6,662	561	834

Current	2,411	3,620	-	-	9,887	11,345	4,557	6,662	-	-
Non-current	-	-	2	744	-	-	-	-	561	834
	2,411	3,620	2	744	9,887	11,345	4,557	6,662	561	834

46 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	Sales			Purchases
	2020	2019	2018	2020	2019	2018
Parent
Votorantim S.A. (i)	-	26	-	4,378	6,176	3,649

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	26,280	5,046	-
Companhia Brasileira de Alumínio	7,828	2,157	39	1,156	1,964	1,626
Votorantim Cimentos S.A.	-	196	173	524	2,186	365
Votener - Votorantim Comercializadora de Energia Ltda.	9,740	3,288	2,115	7,721	9,596	10,054
Votorantim International CSC S.A.C	-	-	-	6,638	5,584	4,136
Other	11	510	-	582	1,581	784
	17,579	6,177	2,327	47,279	32,133	20,614

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

(ii) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family member may have significant influence at its holding level. The updated amount of this contract is USD 52,668 at December 2020. In June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction services for the Aripuanã project, in the total amount of USD 21,319.

47 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Key management compensation

Key management includes the members of the Company's global executive team and Board of directors. Key management compensation, including all benefits, was as follows:

	2020	2019
Short-term benefits	6,765	6,727
Other long-term benefits	1,791	660
	8,556	7,387

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

23	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets.

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

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other income and expenses, net in the income statement.

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

48 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within Assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to Buildings and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

Refer to note 8 for the Company’s accounting policy related to capitalization of mineral exploration and project evaluation costs for mining projects.

Capitalized costs incurred during a project’s exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment and are only depreciated by the units of production (“UoP”) method once the development stage finishes and the project’s operation starts.

Costs incurred during a project’s development stage are capitalized under Property, plant, and equipment within Assets and projects under construction. Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are allocated to cash-generating units when applicable. The annual impairment test is disclosed in note 33.

49 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Asset retirement obligation

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

The capitalized amount recognized in property, plant and equipment is depreciated based on the useful life of the underlying asset. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as Other income and expenses, net.

Impairment

Refer to note 33 for the Company’s accounting policy related to impairment of property, plant and equipment.

50 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

	2020
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total
Balance at the beginning of the year
Cost	1,050,632	2,419,034	549,903	201,892	261,117	45,035	4,527,613
Accumulated depreciation and impairment	(511,973)	(1,666,480)	(14,811)	(97,233)	(93,009)	(21,417)	(2,404,923)
Net balance at the beginning of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690
Additions (i)(ii)	-	3,315	336,457	-	-	935	340,707
Disposals and write-offs	(240)	(1,732)	(662)	-	-	(42)	(2,676)
Depreciation	(48,938)	(110,515)	-	(6,096)	(869)	(1,261)	(167,679)
Impairment of non-current assets - note 33	(45,188)	(26,521)	(57,621)	(13,804)	(15,805)	(106)	(159,045)
Foreign exchange effects	(60,934)	(78,038)	(83,982)	(12,821)	(3,852)	(4,182)	(243,809)
Transfers – note 24 (a)	71,244	88,047	(201,752)	-	36,042	1,770	(4,649)
Reclassification	-	(916)	-	-	-	(1,201)	(2,117)
Remeasurement of asset retirement obligations	-	-	-	14,874	-	-	14,874
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296

Average annual depreciation rates %	4	7	-	5	UoP

51 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2019
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects (ii)	Other	Total
Balance at the beginning of the year
Cost	1,002,885	2,357,254	364,476	175,506	243,629	51,142	4,194,892
Accumulated depreciation and impairment	(452,560)	(1,554,728)	(15,407)	(91,874)	(86,904)	(24,968)	(2,226,441)
Net balance at the beginning of the year	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451
Additions (i)(ii)	47	508	410,253	776	1,529	32	413,145
Disposals and write-offs	(569)	(2,388)	(315)	-	(88)	(2,833)	(6,193)
Depreciation	(50,295)	(134,092)	-	(5,971)	(2,297)	(1,418)	(194,073)
Impairment of non-current assets - note 33	(15,225)	(27,458)	-	-	-	-	(42,683)
Foreign exchange effects	(11,169)	(13,431)	(9,801)	(2,115)	-	(718)	(37,234)
Transfers – note 24 (a)	65,545	129,167	(214,114)	-	12,239	2,381	(4,782)
Reclassification - note 25 (a)	-	(2,278)	-	-	-	-	(2,278)
Remeasurement of asset retirement obligations	-	-	-	28,337	-	-	28,337
Balance at the end of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690
Cost	1,050,632	2,419,034	549,903	201,892	261,117	45,035	4,527,613
Accumulated depreciation and impairment	(511,973)	(1,666,480)	(14,811)	(97,233)	(93,009)	(21,417)	(2,404,923)
Balance at the end of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690

Average annual depreciation rates %	4	7	-	5	UoP	-

(i)	Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 2,023 for the year ended December 31, 2020 (December 31, 2019: USD 8,719).

(ii)	Only the amounts related to the operating unit Atacocha are being depreciated under the UoP method.

52 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(b)	Impairment of Jarosite project

The Company reviewed its portfolio of assets and projects under construction in 2020 and concluded that there are impairment indicators for its Jarosite Project. The execution of this project was suspended and in 2020 studies to conclude its economical and operational viability began and are ongoing. Within this context, the Company used the fair value method to test the Jarosite project for impairment and recorded an impairment loss in the amount of USD 45,220 in 2020. Expenditures related to the project after the aforementioned impairment, if any, will be registered as impairment loss in the income statement.

For the impairment calculation, the Company has analyzed each component of the project and classified them as saleable, scrap, or labor expenses directly attributable to the project. Saleable and scrap were evaluated in accordance with the Company’s historical recoverability on sale of assets in accordance with each category, and capitalized labor expenses were written off entirely.

(c)	Impairment of Ambrosia mine assets

The Ambrosia mine is located in Brazil and owned by NEXA BR. Initially, according to its licensing process, the end of life of this mine would be in 2021. However, due to the uncertainties associated with the geological model of the area, safety considerations, and a greater movement of ore compared to the original plan, NEXA anticipated the mine´s closure, and communicated the temporary suspension of Ambrosia’s operational activities to the local environmental agency, during the fourth quarter of 2020. Due to the anticipation of the mine closure and the uncertainties that arise with such decision, the Company reviewed Ambrosia´s portfolio of assets and analyzed the possibility of using these assets in other operations, such as the Bonsucesso mine. However, since this project is still under feasibility studies, the Company decided to recognize an impairment loss in the total amount of USD 10,410 thousand (approximately BRL 55,567 thousand). In the future if the assets were to be used in other mines or projects, the Company will analyze the possible reversal or definitively write-off these assets.

24	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 33 for the Company’s impairment accounting policy and critical estimates and judgments.

Rights to use natural resources

Costs for the acquisition of rights to explore and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

53 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

The costs incurred are impaired if Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to cash generating units (“CGU”). Refer to note 33 for the Company’s impairment accounting policy.

Critical accounting estimates and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine. Any changes to the life of mine, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the life of mine and amortization rates.

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

However, the future conversion of inferred resources is inherently uncertain and involves judgment and estimates that could have a material impact on the Company’s results of operations.

(a)	Changes in the year

	2020
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,645	1,668,956	59,408	2,403,009
Accumulated amortization and impairment	-	(825,163)	(39,320)	(864,483)
Net balance at the beginning of the year	674,645	843,793	20,088	1,538,526
Disposals	-	-	(55)	(55)
Amortization	-	(60,936)	(2,842)	(63,778)
Impairment of non-current assets - note 33	(267,342)	(131,110)	-	(398,452)
Transfers – note 23 (a)	-	-	4,649	4,649
Foreign exchange effects	(869)	(2,877)	(739)	(4,485)
Balance at the end of the year	406,434	648,870	21,101	1,076,405
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Balance at the end of the year	406,434	648,870	21,101	1,076,405

Average annual depreciation rates %	-	UoP	-

54 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

	2019
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,800	1,669,645	56,853	2,401,298
Accumulated amortization and impairment	-	(620,600)	(38,237)	(658,837)
Net balance at the beginning of the year	674,800	1,049,045	18,616	1,742,461
Additions	-	-	56	56
Disposals	-	-	(377)	(377)
Amortization	-	(105,262)	(2,332)	(107,594)
Impairment of non-current assets - note 33	-	(99,450)	-	(99,450)
Transfers – note 23 (a)	-	-	4,782	4,782
Foreign exchange effects	(155)	(541)	(656)	(1,352)
Balance at the end of the year	674,645	843,792	20,089	1,538,526
Cost	674,645	1,668,956	59,409	2,403,010
Accumulated amortization and impairment	-	(825,164)	(39,320)	(864,484)
Balance at the end of the year	674,645	843,792	20,089	1,538,526

Average annual depreciation rates %	-	UoP	-

25	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

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

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. At December 31, 2020, interest rates were between 5.24% to 11.39% for Brazil and 2.65% to 5.49% for Peru.

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

55 of 77

Nexa Resources S.A.

Notes to the consolidated financial statements

At and for year ended December 31, 2020

All amounts in thousands of US dollars, unless otherwise stated

(a)	Right-of-use assets - Changes in the year

					2020	2019
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	6,836	10,280	5,846	22,810	45,772	41,521
Accumulated amortization	(1,569)	(2,878)	(3,675)	(8,103)	(16,225)	-
Net balance at the beginning of the year	5,267	7,402	2,171	14,707	29,547	41,521
New contracts	329	1,441	-	4,015	5,785	3,517
Amortization	(1,560)	(2,821)	(1,887)	(6,200)	(12,468)	(16,225)
Reclassification – note 23 (a)	-	-	-	-	-	2,278
Foreign exchange effects	(704)	(1,082)	-	(2,209)	(3,995)	(1,544)
Balance at the end of the year	3,332	4,940	284	10,313	18,869	29,547
Cost	6,461	10,639	5,846	24,616	47,562	45,772
Accumulated amortization	(3,129)	(5,699)	(5,562)	(14,303)	(28,693)	(16,225)
Net balance at the end of the year	3,332	4,940	284	10,313	18,869	29,547
Average annual amortization rates %	25	35	63	39

(b)	Lease liabilities - Changes in the year

	2020	2019
Balance at the beginning of the year	34,384	41,450
New contracts	5,785	3,517
Payments of lease liabilities	(9,100)	(13,280)
Interest paid on lease liabilities	(1,385)	(3,259)
Interest accrued – note 10	1,757	3,418
Reclassification	-	3,087
Foreign exchange effects	(5,752)	(549)
Balance at the end of the year	25,689	34,384
Current liabilities	15,999	16,474
Non-current liabilities	9,690	17,910

Leasing agreements were assessed by the Company to evaluate any COVID-19 impacts, and no material impacts in the measurement of the liabilities were identified for 2020.

26	Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost and designated as fair value option, if necessary. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

56 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Loans and financings are classified as current liabilities unless the Company has the unconditional right to defer repayment of the liability for at least 12 months after the reporting period.

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

(a)	Composition

				2020	2019
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	22,846	1,316,126	1,338,972	1,043,748
Export credit notes	LIBOR + 1.54% 111.55 % CDI	50,934	183,287	234,221	97,378
Term loans	LIBOR + 1.27 % Fixed + 8.49%	47,415	166,320	213,735	197,926
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.43%	9,629	170,199	179,828	95,295
Debentures	107.5 % CDI	5,224	5,164	10,388	20,265
Other		9,954	37,216	47,170	53,945
		146,002	1,878,312	2,024,314	1,508,557

Current portion of long-term loans and financings (principal)		61,279
Interest on loans and financings		36,652

(b)	Loans and financing transactions during the year ended December 31, 2020

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of its outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes at a cost of 4.625% p.a. remain outstanding. In the transaction the Company also paid an amount of USD 14,481 related to the premium over the notes, which was recognized in the net financial results. Refer to note 10 for additional information on the effect on income statement.

On March 12, 2020, in order to enhance its short-term liquidity, NEXA Peru entered into a term loan with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity and an option to prepay before maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD. The Company accounted for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. The term loan is guaranteed by NEXA.

At the end of March 2020, in order to enhance its short-term liquidity in Brazil, the Company entered into four export credit note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) at costs between 134.2% of CDI and CDI + 1.80% up to 4.20%, with maturity dates between 1 and 5 years. All these credit notes were obtained from global financial institutions and can be repaid before maturity.

57 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

On April 9, 2020, NEXA BR entered into an additional export credit note agreement in the total principal amount of BRL 230,000 thousand, representing USD 45,297 approximately, registered in the date of the received cash, at a cost of CDI + 3.90%, with a one-year maturity. The export credit note is guaranteed by NEXA.

On April 14, 2020, in order to enhance its short-term liquidity, the Company fully drew down its revolving credit facility in the amount of USD 300,000.

On June 15, 2020, the Company concluded a Bond Offering in the amount of USD 500,000, with a maturity date in January 2028 at an interest rate of 6.50% per year. The interest on the notes will be paid semi-annually commencing on January 18, 2021. The bonds are guaranteed by NEXA BR, NEXA Peru and NEXA CJM. The funds of this new offering were used to prepay three outstanding debts, as follows:

a.	Export Facility Agreement in the aggregate principal amount of USD 100,000 and USD 246 of accrued interest, on June 19, 2020;

b.	Revolving Credit Facility in the aggregate principal amount of USD 300,000 and USD 1,348 of accrued interest, on June 23, 2020; and

c.	Export Credit Note in Brazil in the aggregate principal amount of USD 91,308, USD 4,521 of accrued interest and USD 596 of penalty charge, on June 29, 2020.

On July 22, NEXA, through its subsidiary Dardanelos, entered into a new loan agreement with the Brazilian Economic and Social Bank (“BNDES”) of up to BRL 750,000 thousand (approximately USD 140,000) at a cost of TLP (“Taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040. This agreement is guaranteed by NEXA BR and NEXA. The proceeds will be used to finance the ongoing construction of the Aripuanã project. After complying with all the established precedent conditions, the Company obtained the disbursement of the following tranches during the fourth quarter of 2020:

a.	On October 26, 2020, BRL 225,000 thousand (approximately USD 39,945); and,

b.	On December 28, 2020, BRL 250,000 thousand (approximately USD 47,719).

On October 30, 2020, the Company prepaid the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of BRL 230,000 thousand and BRL 887 thousand of accrued interest (approximately USD 45,469).

58 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(c)	Changes in the year

	2020	2019
Balance at the beginning of the year	1,508,557	1,424,867
New loans and financings	1,296,496	106,229
Debt issue costs	(9,921)	(255)
Payments of loans and financings	(757,513)	(19,437)
Foreign exchange effects	(45,295)	(7,754)
Changes in the Company´s credit risk of the financial liability (i)	787	-
Fair value of loans and financings (i)	8,058	6,640
Reclassification	-	(3,490)
Interest accrual	107,532	73,561
Premium paid on bonds repurchase	(14,481)	-
Interest paid on loans and financings	(69,906)	(71,804)
Balance at the end of the year	2,024,314	1,508,557

(i) Related to the changes in the fair value of two debt contracts for which the Company elected to apply the fair value option for measurement. The fair value option aims to eliminate the accounting mismatch that would arise if amortized cost were used since such debt contracts have derivative financial instruments contracted to economically modify certain terms of such debt contracts. In the year, the fair value of the relevant derivative financial instruments resulted in a gain in the total amount of USD 16,565. Therefore, in 2020, the net result between the debt contracts and the relevant derivative financial instruments was a gain of USD 8,507 (excluding the effect of changes in the Company´s credit risk of the financial liability in the amount of a loss of USD 787, which is included in other comprehensive (loss) income). Below is a summary of these two debt contracts terms:

a.	Export Credit Note agreement in the principal amount of USD 90,000, at a cost of three-month Libor + 1.54% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest index to CDI + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL. However, as mentioned in note 17, this swap was unwound in July, but this debt will still be measured at fair value as initially defined.

b.	Term loan in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD.

(d)	Maturity profile

	2020
	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds – USD	22,846	-	124,244	-	-	1,191,882	1,338,972
Export credit notes	50,934	47,060	-	87,650	48,577	-	234,221
Term loans	47,415	43,914	23,727	3,542	95,137	-	213,735
BNDES	9,629	14,834	19,187	19,742	18,795	97,641	179,828
Debentures	5,224	5,164	-	-	-	-	10,388
Other	9,955	9,635	8,246	7,737	7,736	3,861	47,170
	146,003	120,607	175,404	118,671	170,245	1,293,384	2,024,314

59 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(e)	Analysis by currency

			2020	2019
	Current	Non-current	Total	Total
USD	71,185	1,498,757	1,569,942	1,389,462
BRL	74,034	377,600	451,634	119,095
Other	783	1,955	2,738	-
	146,002	1,878,312	2,024,314	1,508,557

(f)	Analysis by index

			2020	2019
	Current	Non-current	Total	Total
Fixed rate	31,300	1,424,790	1,456,090	1,044,564
LIBOR	48,120	182,454	230,574	345,601
TLP	6,201	126,079	132,280	53,712
BNDES SELIC	2,170	28,513	30,683	25,970
CDI	55,899	100,784	156,683	20,265
TJLP	2,270	15,692	17,962	18,333
Other	42	-	42	112
	146,002	1,878,312	2,024,314	1,508,557

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in year ended December 31, 2020. Before the end of June 30, 2020, waiver agreements were concluded as explained below.

The financial covenants are measured annually and semiannually, as required by the debt contracts, and given the impact of the COVID-19 on the Company’s financial situation as of June 30, 2020, the Company obtained waivers in respect of its Leverage Ratio as of June 30, 2020 and as of December 31, 2020 and repaid certain of its debts with Leverage Ratio covenants. NEXA will not be required to measure its Leverage Ratio Covenant until June 30, 2021. These waivers were negotiated in anticipation of a possible breach of the Leverage Ratio at the end of June and December 2020, and the Company paid waiver fees in the amount of USD 2,234. As of December 31, 2020, the Company was in compliance of all its financial covenants.

27	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

60 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2020	2019
Trade payables	360,235	402,735
Related parties – note 22	9,887	11,345
	370,122	414,080

28	Asset retirement and environmental obligations

Accounting policy

Provision is made for asset retirement obligations, restoration and environmental costs when the liability arises due to the development or mineral production of an operating asset, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work.

The cash flows are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability are recognized in the income statement.

Critical accounting estimates and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations consider critical future closure costs estimates and several assumptions such as interest rates, inflation and useful lives of the assets. These estimates are reviewed quarterly by the Company.

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

(a)	Changes in the year

			2020	2019
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	222,377	71,451	293,828	270,283
Additions	-	-	-	777
Payments	(3,350)	(7,076)	(11,132)	(14,550)
Foreign exchange effects	(21,613)	(15,532)	(37,145)	(4,301)
Interest accrual	10,889	3,126	14,015	13,425
Remeasurement discount rate (i)	17,379	(3,112)	14,973	(3,635)
Changes in amount and time of cash flows (ii)	1,507	-	1,507	31,828
Balance at the end of the year	227,189	48,857	276,046	293,827
Current liabilities	24,510	8,585	33,095	19,001
Non-current liabilities	202,679	40,272	242,951	274,826

61 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(i) As of December 31, 2020, the credit risk-adjusted rate used for Peru was between 1.70% to 4.00% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 0.07% to 6.75% (December 31, 2019: 3.5% to 5.3%).

(ii) In 2019, as part of its annual asset retirement obligations review, the Company increased its expectation of disbursements on decommissioning obligations in certain operations, in accordance with updates in its environmental or asset retirement studies. Property, plant and equipment has been increased by the same amount in accordance with the update of asset retirement studies of the year ended December 31, 2019. For the year ended December 31, 2020, there were no updated environmental studies.

29	Provisions

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

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses.

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

Critical accounting estimates – Provisions for legal claims

The Company is part of ongoing labor, civil, tax and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation, as supported by the positions of external legal counsel, and require a high level of judgment regarding the matters involved. Income tax claims are discussed at the current and deferred income tax section (note 11).

62 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(a)            Changes in the year

					2020	2019
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	7,747	13,779	1,061	3,483	26,070	30,641
Additions	1,373	12,204	13	10,462	24,052	12,012
Reversals	(1,972)	(6,566)	-	(4,602)	(13,140)	(8,833)
Interest accrual	242	1,307	34	(194)	1,389	2,048
Payments	(150)	(1,564)	(7)	-	(1,721)	(5,263)
Foreign exchange effects	(1,364)	(3,065)	(238)	(480)	(5,147)	1,104
Impact of the adoption of IFRIC 23	-	-	-	-	-	(6,047)
Settlements with escrow deposits	-	(468)	-	-	(468)	-
Other	358	(419)	(78)	-	(139)	409
Balance at the end of the year	6,234	15,208	785	8,669	30,896	26,071

(b)            Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2020			2019
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,594)	7,828	6,234	(2,449)	10,197	7,748
Labor	(2,797)	18,005	15,208	(3,071)	16,850	13,779
Civil	(722)	1,507	785	(832)	1,893	1,061
Environmental	-	8,669	8,669	-	3,483	3,483
Balance at the end of the year	(5,113)	36,009	30,896	(6,352)	32,423	26,071

The outstanding judicial deposits of the Company as of December 31, 2020 are USD 5,566 (December 31, 2019: USD 7,281).

Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statement. The Company does not recognize a liability because it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated.

(c)            Summary of contingent liabilities

The Company is a party to other litigation involving a risk of possible loss, for which no provision has been recognized, as detailed below:

	2020	2019
Tax	182,380	196,031
Labor	33,205	39,918
Civil	17,502	21,549
Environmental	85,390	112,920
	318,477	370,418

Contingent liabilities decreased in 2020, mainly because the BRL devaluation against the USD during the year.

63 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the Peruvian internal revenue services, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 95,957.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 12,797.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 4,447.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 12,954.

•	The tax rate applied to interstate sales for manufactured goods with imported content. The estimated financial effect of this contingent liability is USD 3,235.

•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 5,243.

(ii)	Comments on contingent labor liabilities

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

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property damage, pain and suffering. The estimated financial effect of this contingent liability is USD 16,418.

64 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River near the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 71,388.

30	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the Streamer) and by which referential silver contents found in the ore concentrates sold by the Company are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by the management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The price transaction is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable consideration related to the production capacity of the mine linked to the Life of Mine and London Metal Exchange (LME). IFRS 15 requires that for contracts containing variable consideration, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

65 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimative prices for determine the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows (iv) estimative of life of mine, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement, which consisted of an upfront payment of USD 250,000 for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit. The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

The changes in the contractual obligation are shown below:

	2020	2019
Balance at the beginning of the year	180,522	199,637
Revenues recognition upon ore delivery	(28,492)	(25,660)
Remeasurement of revenues based on new reserves (i)	7,813	-
Accretion for the year	6,182	6,545
Balance at the end of year	166,025	180,522
Current	27,132	26,351
Non-current	138,893	154,171

(i) As of December 31, 2020, the Company recognized a retroactive adjustment in its silver streaming revenues given new reserves identified in Cerro Lindo since according to its accounting policy, changes in life of mine are a variable consideration.

31	Confirming Payables

Accounting policy

The Company enters into contracts with some suppliers to extend the commercial payment term to 180 days. In these contracts, the suppliers have the option to request the bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers could improve their working capital position. The bank pays the supplier with an interest discount and the Company assumes part of the interest payment to the supplier given the negotiation to extend the commercial payment term to 180 days.

66 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

As of December 31, 2020, accounts payable of USD 145,295 were included in these contracts (December 31, 2019: USD 82,770; December 31, 2018: USD 70,411).

32	Shareholders’ equity

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

Shares repurchased under the Company’s buyback program and that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2020, the outstanding capital of USD 132,439 (2019: 133,320) is comprised of 132,439 thousand subscribed and issued common shares (2019: 133,320 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On September 20, 2018, the Company’s Board of Directors approved a share buyback program to repurchase up to USD 30,000 of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. The repurchased shares were not cancelled but held in treasury at that time. As of December 31, 2019, the Company had repurchased USD 9,435, corresponding to 881,902 shares.

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the shareholders of the Company approved the cancellation of the 881,902 shares held in treasury, previously repurchased as explained above. For this reason, after the cancellation shares occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

67 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(d)	Additional paid in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(e)	Accumulated other comprehensive (loss) income

The changes in the accumulated other comprehensive (loss) income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial liabilities	Total
At January 01, 2018	(99,829)	2,576	-	(97,253)
Translation adjustment on foreign investments	(9,959)	-	-	(9,959)
Cash flow hedge accounting	-	(2,192)	-	(2,192)
At December 31, 2018	(109,788)	384	-	(109,404)
Translation adjustment on foreign investments note 3 (Revision)	(21,115)	-	-	(21,115)
Cash flow hedge accounting	-	879	-	879
At December 31, 2019	(130,903)	1,263	-	(129,640)
Translation adjustment on foreign investments	(138,840)	-	-	(138,840)
Cash flow hedge accounting	-	3	-	3
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	-	-	(875)	(875)
At December 31, 2020	(269,743)	1,266	(875)	(269,352)
Attributable to NEXA's shareholders				(229,491)
Attributable to non-controlling interests				(39,861)

(f)	Earnings per share

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

	2020	2019	2018
Net (loss) income for the year attributable to NEXA's shareholders	(559,247)	(145,135)	77,026
Weighted average number of outstanding common shares – in thousands	132,439	132,622	133,313
Basic and diluted (losses) earnings per share – USD	(4.22)	(1.09)	0.58

68 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(g)	Karmin acquisition agreement

The Company, through its subsidiary Votorantim Metals Canada Inc., acquired Karmin Exploration Inc. (“Karmin”), a public company listed on the TSX Venture Exchange (Canada) and the Lima Stock Exchange (Peru), for an aggregate acquisition price of USD 70,000. Karmin indirectly held the minority 30.0% interest of Dardanelos, owner of the Aripuanã project, not otherwise owned by the Company. On October 16, 2019, the transaction was approved by Karmin’s shareholders and it closed on October 30, 2019, when the articles of arrangement were filed and the aggregate consideration was paid.

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

The transaction was accounted for as a transaction with non-controlling interests, as the Company already controlled Dardanelos at the acquisition date. An amount of USD 71,054 related to the difference between the transaction’s acquisition price and the carrying amount of the non-controlling interest held prior to the acquisition was recognized in equity attributable to the NEXA’s shareholders.

(h)	Acquisition and transfer of the 7.7% participation in the Aripuanã Project between subsidiaries

On April 28, 2020, the Board of Directors of NEXA Peru approved the sale of this company’s participation in Dardanelos at a USD 17,970 market value, corresponding to its 7.7% interest in the Aripuanã project, to NEXA BR. After the acquisition executed in 2019 of a third party’s 30% non-controlling interest in the Aripuanã Project, this transfer between NEXA Peru and NEXA BR consolidated the project’s ownership in NEXA BR, NEXA’s principal wholly owned subsidiary in Brazil. This sale, which was concluded in June, had no effect on NEXA’s consolidated financial statements.

(i)	Decrease in the subscribed capital from Pollarix

On April 22, 2020, NEXA’s subsidiary Pollarix reduced proportionally its subscribed capital in the amount, to be paid to its shareholders, of BRL 110,000 thousand (USD 20,057), of which BRL 73,334 thousand (USD 13,392) were related to non-controlling interests owned by VGE, a related party. By the end of 2020, Pollarix had completely paid this capital reduction to its shareholders.

(j)	Dividend distribution

On March 16, 2020 the Company paid dividends for USD 50,000 (USD 0.377533 per common share) to its shareholders, determined based on NEXA’s standalone statutory accounts prepared under Luxembourg GAAP. Additionally, during the second quarter, the Company’s subsidiary Pollarix declared and paid dividends in the amount of USD 5,332 to non-controlling interests owned by Votorantim Geração de Energia S.A. (“VGE”) which is a related party and USD 2,133 to NEXA.

69 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(k)	Non-controlling interests

	NEXA Peru		Pollarix
Summarized balance sheet	2020	2019	2020	2019
Current assets	590,948	725,103	16,902	24,365
Current liabilities	233,710	237,369	12,936	15,058
Current net assets	357,238	487,734	3,966	9,307

Non-current assets	615,290	695,712	56,049	125,335
Non-current liabilities	535,838	602,357	18,773	35,872
Non-current net assets	79,452	93,355	37,276	89,463

Net assets	436,690	581,089	41,242	98,770

Accumulated non-controlling interests	201,964	313,818	41,835	65,846

	NEXA Peru		Pollarix
Summarized income statement	2020	2019	2020	2019
Net revenues	541,099	745,181	67,793	83,597
Net (loss) income for the year	(138,824)	11,370	25,960	50,350
Other comprehensive (loss) income	(5,575)	-	(11,252)	1,552
Total comprehensive (loss) income for the year	(144,399)	11,370	14,708	51,902

Comprehensive (loss) income attributable to non-controlling interests	(25,087)	(6,918)	(84,999)	1,619
Dividends paid to non-controlling interests	-	30,427	5,332	10,867

	NEXA Peru		Pollarix
Summarized statement of cash flows	2020	2019	2020	2019
Net cash (used in) provided by operating activities	29,949	43,341	(13,552)	(55,426)
Net cash (used in) provided by investing activities	(47,462)	(111,268)	(1,560)	36,152
Net cash (used in) provided by financing activities	(113,415)	(200,248)	6,147	9,564
Increase in cash and cash equivalents	(130,928)	(268,175)	(8,965)	(9,710)

33	Impairment of non-current assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment as of September 30, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

70 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Impairment of non-financial assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in life of mine, the cancelation or significant reduction in the scope of a project, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time are not recognized.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs in accordance with the accounting policy described in note 8, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development projects costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development projects costs, the Company performs the impairment test in two steps. In the first step, producing assets our group of producing assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development projects costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

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

71 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed life of mine and long-term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects), considering their evaluation, eventual change in their scope or feasibility, and the development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current life of mine plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes into account all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The life of mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to have regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

72 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

With respect to the estimated future cash flows of capitalized exploration assets and development projects, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows.

The discount is based on the stage of the project and the type of metal.

The cash flow forecasts were adjusted to reflect the potential impacts of the COVID-19 outbreak on the Company and the future projections and operational decisions of management.

Critical accounting estimates and judgments - Impairment of non-current assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. When applying its judgment in grouping CGUs, the Company concluded that its mining operations in Vazante and Morro Agudo should be grouped with its Três Marias smelter operation, as these two mines are vertically integrated operations with the smelter. Also, the Company concluded that the Shalipayco greenfield project should be grouped with the Cerro Pasco CGU as the current plan, as determined in the scoping study of the project, is to integrate Shalipayco into the Cerro Pasco complex.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors such as an increase in production costs and delays in projects result in impairment indicators require significant judgment. Among others, the long-term zinc price and the discount rate may have a significant impact in the Company’s’ impairment estimations.

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

73 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

Impairment analysis

On March 31, 2020, the Company identified impairment indicators that arose mainly as a result of the decrease in short- and mid-term commodities prices, suspension of production, discontinued projects and increased operating costs. On September 30, 2020, the Company performed its annual impairment test for the CGUs to which goodwill has been previously allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla) and given that the Company assessed that there were new impairment indicators, the Company expanded the scope of this test to include all of NEXA’s CGUs. This impairment indicators were the decrease in the market long term zinc price, which is assessed by the Company as part of the strategic planning process which is performed during the third quarter of every year as well as a result of the higher CAPEX to be invested in the Cerro de Pasco CGU.

The two impairment assessments made during the year as explained above, resulted in impairment of non-current assets charges of USD 225,633 in the Cerro Pasco CGU and of USD 267,342 in the Mining Peru - goodwill. In addition to this economic impairment, the Company registered individual assets impairment for: (i) USD 45,220 in relation to the Jarosite project (for more information please refer to note 23 (b)); (ii) USD 10,410 in relation to the Ambrosia mining assets (for more information please refer to note 23 (c)); USD 10,055 in relation to Atacocha underground assets (for more information please refer to note 1); and, USD 1,162 related to the reversal of the impairment of other specific assets. In this way, the total recognized impairment of the year was of USD 557,497 (after-tax USD 485,692). The Company, as of December 31, 2020, performed an additional impairment assessment and did not identify any impairment indicator as of this date.

As of December 2019, mainly because of the substantial decline in short-term zinc prices in the spot market, a reduction in the life of mine of Cerro Pasco operations due to a decrease in mineral reserves and resources estimates and the persistent carrying amounts of the net assets of the Company being above the market value, the Company’s management considered that these indicators could have a material impact on the CGUs recoverable amounts. After the Company impairment assessment, an economic impairment of USD 142,133 regarding Cerro Pasco CGU was identified.

Both impairment results are shown in the Table below:

Impairment losses CGUs or Group of CGUs	2020	2019	2018
Cerro Pasco (i)	225,633	142,133	-
Cerro Lindo (i)	-	-	-
Mining Peru – goodwill (ii)	267,342	-	-
Cajamarquilla	-	-	-
Três Marias System (iii)	-	-	-
Juiz de fora	-	-	-
	492,975	142,133	-

(i) Includes exploration assets and development projects with capitalized mining rights and development costs allocated.

(ii) Represents the lowest level within the Company at which the goodwill generated in the acquisition of NEXA Peru is monitored.

(iii) Currently Três Marias smelter is integrated with the operations of Vazante and Morro Agudo and, therefore, are considered as a single CGU.

(a)	Key assumptions used in impairment test

The recoverable amount for each CGU was determined based on the FVLCD method, which was higher than the VIU.

74 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

The Company identified long term metal prices, discount rate and life of mine (“LOM”) as key assumptions for the recoverable amount determination, due to the material impact such assumptions may cause on the recoverable value. These assumptions are summarized below:

	2020	2019	2018
Long-term zinc (USD/t)	2,449	2,571	2,517
Discount rate (Brazil)	7.82%	7.10%	7.13%
Discount rate (Peru)	7.22%	6.38%	6.30%
Brownfield projects - LOM (years)	from 5 to 17	from 8 to 13	from 9 to 21
Greenfield projects - LOM (years)	from 12 to 18	from 12 to 24	from 12 to 24

(b)	Impairment loss

(i)	Cerro Pasco CGU

As explained above, an impairment loss was identified at the CGU level and since it is not directly related to a single asset, the loss was allocated in a pro rata basis to the following assets:

Impairment loss	2020	2019
Property, plant and equipment	94,523	42,683
Intangible assets	131,110	99,450
	225,633	142,133

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,326 per ton compared to management´s estimation as of December 31, 2020 would have had resulted in the recognition of an impairment loss of USD 275,447 (or an additional impairment of USD 49,814 in the CGU Cerro Pasco). Also, an increase of 5% in discount rate compared to management´s estimation as of December 31, 2020 would have had resulted in an impairment loss of USD 234,775 (or an additional impairment of USD 9,142 in the CGU Cerro Pasco).

(ii)	Mining Peru Group of CGU - Goodwill – Breakdown between non-current assets classes and stress test

Before the impairment of goodwill recognized during 2020, the CGU Mining Peru had a goodwill in the amount of USD 578,280. After this impairment, assigned to Intangible assets, the goodwill’s balance is of USD 310,938.

Impairment loss	2020	2019
Property, plant and equipment	-	-
Intangible assets	267,342	-
	267,342	-

Given the impairment indicators identified in March, an impairment analysis was performed during this month, recognizing an impairment loss of USD 267,342. In September, the annual impairment test was performed and based on the analysis made, no additional impairment was required. No impairment indicators were identified after the annual test made in September. This CGU has a headroom of USD 35,229 or 3.2% of its carrying amount.

75 of 77

Nexa Resources S.A. Notes to the consolidated financial statements At and for year ended December 31, 2020 All amounts in thousands of US dollars, unless otherwise stated

(c)	Impairment results – Other CGUs

The impairment indicators identified, led to a decrease in the recoverable amount of all the Company’s CGUs. However, the effects were less prominent than in the CGU Cerro Pasco and Mining Peru and no impairment loss were identified in other CGUs.

The Company also estimated the amount by which the value assigned to each of these key assumptions must change in order for the CGUs recoverable amount to be equal to their carrying amount:

Cash generating unit	Excess over carrying amount	Decrease in long term zinc (USD/t)		Increase in discount rate
		Change	Price	Change	Rate
Cerro Lindo	346,167	(47)%	1,298	65%	11.90%
Cajamarquilla	101,689	(4)%	2,354	11%	8.00%
Três Marias system	1,137,525	(38)%	1,518	284%	30.00%
Juiz de fora	589,646	(55)%	1,102	479%	45.30%
Aripuanã	412,143	(34)%	1,616	90%	14.90%
Goodwill – Mining Peru	35,229	(5)%	2,330	5%	7.60%

34	Long-term commitments

(a)	Capital commitments – Aripuanã project

At December 31, 2020, the Company had contracted USD 156,893 (December 31, 2019: USD 211,259) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that had not been incurred yet.

(b)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by September 2024, would require additional disbursements of USD 102,900 as a penalty for the non-execution of the agreed levels.

35	Events after the reporting period

(a)	Prepaid Export Credit Note

On January 22, 2021, the Company prepaid the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand and BRL 12,905 thousand of accrued interest (approximately USD 51,105).

76 of 77

(b)	Dividends distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the

Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of approximately USD 35,000 to be paid on March 26, 2021.

*.*.*

77 of 77

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December, 31, 2020, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2020.

Changes in internal control over financial reporting

In 2020, the Company implemented additional procedures to improve controls over movements in the translation reserve and additional paid in capital accounts within shareholders’ equity.

Also in 2020, the Company implemented automated procedures to replace manual controls over the tax basis of fixed assets at one of the Company’s subsidiaries and improve controls to calculate the deferred tax effects of temporary differences on depreciation of those fixed assets.

There were no other changes in our internal control over financial reporting during 2020, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

Nexa Resources S.A.

/s/ Tito Botelho Martins Junior	/s/ Rodrigo Nazareth Menck
Tito Botelho Martins Junior	Rodrigo Nazareth Menck
President and Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for leases and the manner in which it accounts for uncertainty over income tax treatments in 2019.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessment – Cash-Generating Units (“CGUs”)

As described in Note 33 to the consolidated financial statements, in 2020 the Company carried out impairment assessments in connection with identified indicators of impairment in all CGUs, resulting in impairment charges of $ 225,633 in Cerro Pasco CGU and of $ 267,342 in the goodwill related to Mining Peru Group of CGU. Potential impairment is identified by comparing the recoverable amount to its carrying amount, including goodwill where applicable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management estimated the fair value less cost of disposal using a discounted cash flow model. Management’s cash flow projections for each Cash-Generating Unit included significant judgments and assumptions related to long-term metal prices, discount rate and life of mine.

The principal consideration for our determination that performing procedures relating to impairment assessment of Cash-Generating Units is a critical audit matter are there was significant judgment by management when developing the recoverable amount of the Cash-Generating Units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, related long-term metal prices, discount rate and life of mine. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s Cash-Generating Units. These procedures also included, among others, testing management’s process for developing the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy, of underlying data used in the model; and evaluating the significant assumptions used by management, related to the long-term metal prices, discount rate and life of mine. Evaluating management’s assumptions related to long-term metal prices, discount rate and life of mine involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Cash-Generating Units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

Assessment of recoverability of deferred income tax assets

As described in Note 11 to the consolidated financial statements, as of December 31, 2020, the Company had deferred income tax assets of $ 221,580 thousand, arising from temporary differences and net operating losses. Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary differences and/or tax losses can be utilized.

The principal considerations for our determination that performing procedures relating to the assessment of recoverability of deferred tax assets is a critical audit matter are there was significant judgment by management when developing their projection of recoverability of deferred tax assets. This in turn led to a high degree of auditor judgment and effort in evaluating audit evidence relating to the future taxable income for the utilization of these assets. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls that address the risks of material misstatement relating to the recoverability of deferred tax assets, including controls over management’s projections of future taxable income. These procedures also included, among others, testing management’s process for developing the projections of future taxable income by income tax jurisdiction, tested the completeness and accuracy of the underlying data used in the projections, tested the appropriateness of the recoverability assessment model and tested the key assumptions used by management in the projection of recoverability of deferred tax assets. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s future tax model and certain significant assumptions related to the long-term metal prices.

/s/ PricewaterhouseCoopers Auditores Independentes

Curitiba, Brazil

February 11, 2021

We have served as the Company’s auditor since 2001.