Form 20-F/A
period 2020-12-31
Nexa Resources S.A.
filed 2021-03-30
CIK 1713930

As filed with the Securities and Exchange Commission on March 29, 2021.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2020
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2020 was:

132,438,611 common shares, each with par value of US$1.00

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Nexa Resources S.A for the year ended December 31, 2020 filed on March 22, 2021 is being filed solely for the purpose of filing the correct version of the Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Cerro Lindo Mine (included in Exhibit 15.1) as Exhibit 15.5; Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of El Porvenir Polymetallic Operations (included in Exhibit 15.2) as Exhibit 15.6 and Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Vazante Polymetallic Operations (included in Exhibit 15.3) as Exhibit 15.7.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19, the signature page and the Exhibits (as updated).

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of June 4, 2020.
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities.
8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.1 to our Annual Report on Form 20-F filed with the SEC on March 22, 2021).
15.2	Technical Report Summary on the El Porvenir Polymetallic Operations, Department of Pasco, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F filed with the SEC on March 22, 2021).
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.3 to our Annual Report on Form 20-F filed with the SEC on March 22, 2021).
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on March 22, 2021).
15.5	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Cerro Lindo Mine (included in Exhibit 15.1)
15.6	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of El Porvenir Polymetallic Operations (included in Exhibit 15.2)
15.7	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Vazante Polymetallic Operations (included in Exhibit 15.3)
15.8	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Aripuanã Zinc Project (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on March 22, 2021).
15.9	Consent letter of Nexa’s Qualified Person
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEXA RESOURCES S.A.

By:	/s/ Tito Botelho Martins Júnior
	Name:	Tito Botelho Martins Júnior
	Title:	President and Chief Executive Officer

By:	/s/ Rodrigo Menck
	Name:	Rodrigo Menck
	Title:	Senior Vice President Finance and Group Chief Financial Officer

Date: March 29, 2021

4