Form 20-F/A
period 2020-12-31
Nexa Resources S.A.
filed 2021-11-04
CIK 1713930

As filed with the Securities and Exchange Commission on November 4, 2021.

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

Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report on Form 20-F of Nexa Resources S.A for the year ended December 31, 2020 filed on March 22, 2021, as amended on March 29, 2021 (the “2020 Form 20-F”) is being filed solely for the purpose of filing amended versions of: (i) the Technical Report Summary of the Cerro Lindo Mine (Exhibit 15.1); (ii) the Technical Report Summary of the El Porvenir Polymetallic Operations (Exhibit 15.2); (iii) the Technical Report Summary of the Vazante Polymetallic Operations (Exhibit 15.3); and (iv) the Technical Report Summary of the Aripuanã Zinc Project (Exhibit 15.4), as well as the accompanying consents of the relevant qualified persons.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19, the signature page and the Exhibits (as updated).

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of June 4, 2020.
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities.
8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report.
15.2	Technical Report Summary on the El Porvenir Polymetallic Operations, Department of Pasco, Peru – S-K 1300 Report (incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on November 4, 2021).
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report.
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report.
15.5	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Cerro Lindo Mine (included in Exhibit 15.1)
15.6	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of El Porvenir Polymetallic Operations (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on November 4, 2021)
15.7	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Vazante Polymetallic Operations (included in Exhibit 15.3)
15.8	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary of Aripuanã Zinc Project (included in Exhibit 15.4).
15.9	Consent letter of Nexa’s Qualified Person
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: November 4, 2021

4