Form 20-F
period 2021-12-31
Nexa Resources S.A.
filed 2022-03-17
CIK 1713930

As filed with the Securities and Exchange Commission on March 17, 2022.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021
Commission file number: 001-38256

NEXA RESOURCES S.A.

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

Rodrigo Menck

Senior Vice President Finance and Group Chief Financial Officer
Phone: +352 28 26 37 27

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Grand Duchy of Luxembourg
(Address of principal registered office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common shares, each with par value of US$1.00	NEXA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2021 was:

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

Yes ☐ No ☑

ii

Form 20-F Cross Reference Guide

Form 20-F cross reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Reserved	Not applicable	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	6
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	3, 22, 82
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Mineral Reserves and Resources, Regulatory matters	22, 27, 62, 65, 70, 89
	4C Organizational structure	Business overview, List of Subsidiaries	22, Exhibit 8
	4D Property, plants and equipment	Mining operations, Smelting operations, Other operations, Capital expenditures, Regulatory matters	27, 62, 65, 82, 89
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	107
	5B Liquidity and capital resources	Liquidity and capital resources	120
	5C Research and development, patents and licenses, etc.	Business overview	22
	5D Trend information	Results of operations	107
	5E Critical Accounting Estimates	Critical Accounting Estimates	126
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and management committee	144, 154
	6B Compensation	Executive and director compensation	158
	6C Board practices	Corporate governance, Board of directors	139, 144
	6D Employees	Employees	162
	6E Share ownership	Board of directors—Share ownership	153
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	132
	7B Related party transactions	Related party transactions	133
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial statements, Distributions, Legal proceedings	186, 135, 163
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A. Offer and listing details	Trading markets	137
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	137
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–

iii

Form 20-F Cross Reference Guide

	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	164
	10C Material contracts	Business overview, Results of operations, Related party transactions	22, 107, 133
	10D Exchange controls	Exchange controls and other limitations affecting security holders	176
	10E Taxation	Taxation	168
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	180
	10I Subsidiary information	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	129
12	Description of securities other than equity securities	Not applicable
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	177, 178
16A	Audit committee financial expert	Board of directors—Committees of our board of directors—Audit committee	149
16B	Code of ethics	Corporate governance—Code of conduct	139
16C	Principal accountant fees and services	Principal accountant fees and services	179
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	138
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	139
16H	Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial statements	186
19	Exhibits	Exhibits	184

iv

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for several reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates and inflation;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;
•	changes in global market conditions;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including the duration and scope of, and uncertainties associated with, the coronavirus and its variants (“COVID-19”) pandemic and the continued impact thereof on commodity prices, our business and the global economy and any related actions taken by government and businesses in response to the COVID-19 pandemic, as well as our ability to contain and mitigate the risk of spread or major outbreak of COVID-19 at our operating sites;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;

Forward-Looking Statements
•	severe natural disasters, such as, storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	labor disputes or disagreements with local communities in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations; and
•	other factors discussed under “Risk Factors.”

Considering the risks and uncertainties described above, the events referred to in the estimates and forward-looking statements included in this report may or may not occur, and our business performance and results of operation may differ materially from those expressed in our estimates and forward-looking statements, due to factors that include but are not limited to those mentioned above.

These forward-looking statements are made as of the date of this annual report, and we assume no obligation to update them or revise them to reflect new events or circumstances. There can be no assurance that the forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

About the Company

About the Company

We are a large-scale, low-cost, integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five long-life underground polymetallic mines—three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil—and we expect to complete construction at the Aripuanã Project, our sixth underground mine in Mato Grosso, Brazil, and ramp up is scheduled for the third quarter of 2022.

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

Financial information

Our consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years ended December 31, 2021 are included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years ended December 31, 2021, and the related notes thereto included elsewhere in this report.

The financial information presented in this report should be read in conjunction with our consolidated financial statements, including the related notes, and the section of this report titled “Operating and financial review and prospects.”

The main consolidated companies included in our consolidated financial statements are:

•	Nexa CJM – a Peruvian company that is 99.997% directly and indirectly owned by Nexa Resources and is mainly engaged in smelting zinc contained in concentrate. Nexa CJM’s functional currency is the U.S. dollar.
•	Nexa Peru – a Peruvian company that is 83.554% directly and indirectly owned by Nexa Resources and is mainly engaged in exploring, extracting, producing and trading zinc, copper and lead concentrates, extracted from its own three mining sites. Nexa Peru’s functional currency is the U.S. dollar. Nexa Peru is a public company with its shares listed on the Lima Stock Exchange.

Presentation of Financial and Other Information

•	Nexa Brazil – a Brazilian company that is 100% owned by Nexa Resources and is mainly engaged in exploring, extracting and producing zinc, copper and lead concentrates, and smelting zinc contained in concentrate with operations in the state of Minas Gerais. Nexa Brazil’s functional currency is the real.

Non-IFRS measures

Our management uses non-IFRS measures such as Adjusted EBITDA and cash cost, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies. See “Results of Operations” for a discussion of our use of non-IFRS measures in this report, including the reasons why we believe this information is useful to management and to investors, and a reconciliation to the comparable IFRS measures.

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

Country, market and industry information

This report contains and refers to information and statistics regarding the countries in which we operate and the markets for the metals we produce. This data is obtained from independent public sources, including publications and materials from participants in the industry, such as Wood Mackenzie and from governmental entities such as the Brazilian Central Bank, Bloomberg Finance L.P., London Metal Exchange (“LME”), London Bullion Market Association (“LBMA”), Brazilian Ministry of Treasury (Ministério da Fazenda), Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia, or “MME”), National Mining Agency (Agência Nacional de Mineração, or “ANM”), Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), the Getulio Vargas Foundation (Fundação Getúlio Vargas, or “FGV”), the Peruvian Stock Market Superintendency (Superintendencia del Mercado de Valores), the Peruvian Central Bank, the Peruvian Ministry of Economy and Finance (Ministerio de Economía y Finanzas) and the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). Some data is also based on our estimates, which are derived from our review of internal reports, as well as independent sources.

Volume information

All tonnage information in this report is expressed in metric tonnes, unless stated otherwise, and all references to ounces are to troy ounces, in each case, unless otherwise specified.

Risk Factors

Risk factors

Nexa and its operations are exposed to several inherent risks and uncertainties, including those described below.

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

The COVID-19 pandemic has had a material impact on the global economy. In 2021, demand and international market prices in the metals we produce rebounded from the low levels reached in the first half of 2020, as progress has been made in containing the COVID-19 pandemic. The emergence of new variants of COVID-19 and further outbreaks of the pandemic, however, continue to affect global macroeconomic conditions, contributing to increased volatility in metal prices and demand for our products.

The recent invasion of Ukraine by Russia, the resulting conflict, and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, adverse impacts around the globe. Potential ramifications include disruption of the supply chain, which may impact production, investment, and demand and prices for our products, higher and more volatile prices for oil and gas, volatility in commodity prices, and disruption of global financial markets, further exacerbating overall macroeconomic trends including inflation and rising interest rates. However, as of the date of this report, we cannot predict the impact that this conflict will have on our business and operations. We continue to monitor developments related to this conflict as of the day of this report.

Future declines in metal prices, whether related to the ongoing impact of the COVID-19 pandemic or otherwise, and especially with respect to zinc, copper, silver and lead prices, could have an adverse impact on our results of operations and financial position, and we might consider curtailing or modifying certain operations or not proceeding with our sustaining and/or growth strategy. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. Conversely, during periods of high prices, our ability to rapidly increase production capacity may be limited, which could prevent us from selling more products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising prices for zinc, copper, lead or other products.

Changes in the demand for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities), which in turn depend on the level of industrial and consumer demand for these metals. An increase in the production of zinc, copper, silver and lead worldwide, along with a reduction in demand for these metals due to changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, economic slow-downs or other factors, may have the potential to impact these metal prices. The impact of price decreases may also compromise the profitability of smelters, as we might consider reducing the volume of metals we sell and therefore materially adversely impact our operational results and financial position. Even if our volumes are not affected by reduced prices, this decrease can impact our revenues.

Risk Factors

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

China has been the main source of global demand for commodities over the last few years. According to Wood Mackenzie, in 2021, Chinese demand represented 50% of global demand for zinc and 52% of global demand for copper. Any slowdown in China’s economic growth that is not offset by increased demand or reduced supply from other regions could have an adverse effect on demand for our products or commodity prices and result in lower revenues, cash flow and profitability.

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

The business of mining zinc, copper, silver, lead and other minerals is generally subject to numerous risks and hazards. Hazards associated with underground mining operations include underground fires and explosions, including those caused by flammable gas, gas and coal outbursts, cave-ins or falls of ground, rock falls, openings collapse, lack of oxygen, air pollution, tailings dam failures or other discharges of tailings, hazardous substances and materials, gases and toxic chemicals, water ingress and flooding, sinkhole formation, ground subsidence, and other accidents and conditions resulting from underground mining activities, such as drilling, blasting, removing and processing material. In addition, we may encounter geotechnical challenges as we continue with and expand our mining activities, including the possibility of failure of underground openings. For example, see “Mining Operations—Vazante—Operations and infrastructure.” We could incur additional expenses in connection with preventive and remediating measures related to underground openings, which could materially adversely affect results of our operations and financial position.

Such occurrences could result in damage to, or destruction of, our properties or production facilities, third-party property, human exposure to pollution, personal injury or death, environmental and natural resource damage or contamination, delays in mining, monetary losses and legal liability. In addition, any such occurrences could adversely affect our reputation. Damages to our reputation could result in additional environmental and health and safety legal oversight, and authorities could impose more stringent conditions in connection with the licensing process of our projects and operations. In addition, our customers may be less willing to buy metals from us if we have been subject to significant adverse publicity. We maintain insurance typical in the mining industry, and in amounts that we believe to be adequate, but which may not provide complete coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental contamination, tailings dam failures and other hazards as a result of exploration and production) may not be generally available or is uneconomical to afford. We could also incur additional expenses due to failures in our industrial drainage system or other environmental control equipment. Any such failures could also have adverse impacts on the environment, which could lead to adverse climate changes and further impact our reputation if we are found to contribute, or there is a perception that we have contributed, to adverse environmental impacts in the areas in which we operate.

Risk Factors

We may be materially adversely affected by challenges relating to slope and stability of underground openings.

Our underground mines get deeper, and our waste and tailings deposits increase in size as we continue with and expand our mining activities. This presents certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional costs and expenses, and our operations and stated mineral reserves could be negatively affected. We have taken actions we consider appropriate to maintain the stability of underground openings, but additional actions may be required in the future. Unexpected failures or additional requirements to prevent such failures may materially adversely affect our costs and expose us to health, safety and other liabilities in the event of an accident, as well as adversely impact our reputation. These developments may in turn materially adversely affect the results of our operations and financial position, as well as potentially diminish our stated mineral reserves.

Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation.

We invest in sustaining and increasing our mine and metal production capacity and developing new operations. Our projects are subject to several risks that may materially adversely affect our growth prospects and profitability, including the following:

•	we may encounter delays or higher than expected costs in completing technical and engineering studies and obtaining the necessary equipment, machinery, materials, supplies, labor or services, in project execution by third-party contractors and in implementing new technologies to develop and operate a project;
•	we may experience delays in commencing the operations of a new project or the expansion of an existing operation;
•	our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;
•	we may fail to obtain, or experience delays or higher than expected costs in obtaining, the required agreements, authorizations, licenses, approvals and permits to develop a project, including the prior consultation procedure and agreements with local communities;
•	changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it;
•	accidents, natural disasters, labor disputes, equipment failures, water shortages, logistical issues, interruption of energy supply and increase in energy costs;
•	adverse mining conditions may delay and hamper our ability to produce the expected quantities and qualities of minerals upon which the project was budgeted;
•	mineral reserves and resources are estimates based on the interpretation of limited sampling data and test work that may not be representative of the deposits as a whole, or the technical and economic assumptions used in the estimates may prove to be materially different when the deposits are mined, that could result in materially different economic outcomes; and

Risk Factors
•	conflicts with local communities and/or strikes or other labor disputes may delay the implementation or the development of projects.

We may be adversely affected by the failure or unavailability of adequate infrastructure and skilled labor.

Our mining, smelting, processing, development and exploration activities depend to a large degree on adequate infrastructure. The regions where certain of our current operations, projects and prospects are located are sparsely populated and difficult to access. We require reliable roads, bridges, power sources and water supplies to access and properly conduct our operations. As a result, the availability and cost of this infrastructure affects capital and operating costs and our ability to maintain expected levels of production and sales. We could also experience an increase in transit-related accidents due to the need to transport employees to remote areas. Unusual weather, such as excessive rains and flooding, or other natural phenomena, sabotage, government or external interference (including protest activities from local communities that may lead to temporary suspensions of our projects) in the maintenance or provision of such infrastructure could impact the development of a project, reduce mining volumes, increase mining or exploration costs or delay the transportation of raw materials to the mines and projects or concentrates to the customers. See “Risk factors—Health, safety and environmental risks—Natural disasters and climate change could affect our business.”

In addition, the mining industry is labor intensive, and our success depends to a significant extent on our ability and our contractors’ ability to attract, hire, train and retain qualified employees, including our ability and our contractors’ ability to attract employees with the necessary skills in the regions in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.

Mining companies face inherent risks in their operations of tailings dams—structures built for the containment of the mining waste, known as tailings—that exposes us to certain risks. Our tailings dams include, in some cases, materials that could increase the hazard potential in the event of unexpected failure. If any such risks were to occur, this could lead to negative environmental effects and materially adversely affect our reputation and our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial position and results of operations.

In addition, the changes in regulation that occurred as a result of recent dam failures, like those that have occurred in Brazil, could increase the time and costs to build, operate, inspect, maintain and decommission tailings dams, obtain new licenses or renew existing licenses to build or expand tailings dams, or require the use of new technologies. New laws in Brazil include a requirement for obtaining an environmental license for new dams or for the raising of existing dams. As part of the process, companies must present a proposal for an environmental bond with the purpose of guaranteeing the socio-environmental recovery in the event of an accident or the deactivation of the dam. New regulations, such as those enacted in Brazil during 2020, may also impose more restrictive requirements that may exceed our current standards, including mandated compliance with emergency plans and increased insurance requirements and premiums, or require us to pay additional fees or royalties to operate tailings dams. We may also be required to facilitate the relocation of communities and facilities impacted by tailings dam failures. Moreover, insurance coverage for damages resulting from tailings dams’ failure may not be available. For more information see “Information on the Company—Mining operations—Tailings disposal.”

A disruption in zinc concentrate supply could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate used by our smelters is obtained from third parties, and we may be adversely affected if we are not able to source adequate supplies of zinc for such operations. In 2021, 47.1% of the zinc concentrate used by our smelters was obtained from third parties, with the remainder supplied by our own mining operations. The availability and price of zinc concentrate used by our smelters may be negatively affected by several factors largely beyond our control, including interruptions in production in our mines or by our suppliers, decisions by suppliers to allocate supplies of concentrate to other purchasers, price fluctuations and increasing transport cost.

Risk Factors

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

Zinc sourced from suppliers of secondary feed materials represented approximately 19.3% of the zinc content used by our Juiz de Fora smelter in 2021. The use of zinc secondary feed material is a competitive advantage in relation to the use of zinc concentrate, mainly due to lower acquisition costs and, to a lesser extent, operational gains. In addition, we have recently incorporated zinc calcine processed by third parties into our operations to increase the production in our smelters. Our smelters then use this zinc calcine processed by third parties to produce additional refined zinc products that they would not produce were they to rely solely on other inputs. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices of these inputs, our business, results of operations and financial position may be adversely affected. In 2021, one of our calcine suppliers in Peru shutdown its facility, which we expect to have a negative impact on production in 2022 due to long-term reduction in calcine availability. For more information, see “Information on the Company—Smelting Operations—Smelter sales”

Interruptions of energy supply or increases in energy costs may materially adversely affect our operations.

Energy is an important component of our production costs. In Peru, we obtain electric power for our operations from third parties through electricity supply contracts. Although we are party to a long-term power purchase agreement with Electroperú S.A., we cannot assure you that we will have secure access to energy sources in Peru at the same prices and conditions in the event of any interruption or failure of our sources of electricity, failures or congestion in any part of the Sistema Eléctrico Interconectado Nacional (“SEIN”) or any failure to renew or extend our other existing electricity supply contracts.

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into several legal entities—which are directly or indirectly jointly owned by us, our controlling shareholder and its affiliates—pursuant to long-term power purchase agreements. Self-production plants represent 92.7% of energy supply, in terms of energy acquired via energy purchase and sale contracts. Furthermore, our energy costs under these agreements could increase in the event of differences in the hydrology forecast due to these hydroelectric plants share the hydrological risk, in addition to payment of higher energy taxes. For more information, see “Information on the Company—Other operations—Power and energy supply.”

The prices for and availability of energy resources for our operations may be subject to change or curtailment due to, among other things, new laws or regulations, the imposition of new taxes or tariffs, supply interruptions, equipment damage, volatility and increase in worldwide price levels for energy and related components, market conditions and any inability to renew our existing supply contracts. Disruptions in energy supply or increases in costs of energy resources could increase our production costs and have a material adverse effect on our financial position and results of operations.

Shortages of water supply, explosives, critical spare parts, maintenance service and new equipment and machinery may materially adversely affect our operations and development projects.

Our mining operations require the use of significant quantities of water for extraction activities, processing and related auxiliary facilities. Water usage, including extraction, containment, and recycling requires appropriate permits, which are granted by regulatory authorities in Brazil and Peru. The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure shareholders that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure shareholders that we will maintain our existing licenses related to water rights, particularly if political changes lead to additional regulatory requirements or review of existing licenses. A reduction in our water supply could materially adversely affect our business, results of operations and financial position. In addition, we have not yet obtained the water rights to support some of our expansion projects, and our inability to obtain those rights could prevent us from pursuing those expansions.

Risk Factors

In addition to water, our mining operations require intensive use of equipment and machinery as well as explosives. To be able to acquire and use explosives, we must first obtain the corresponding authorizations, which are granted by the relevant regulatory authorities in Brazil and Peru. A shortage in the supply of key spare parts, adequate maintenance service, new equipment and machinery to replace old ones and cover expansion requirements, or explosives, including due to the inability to deliver such water, energy, supplies, critical spare parts, explosives, or equipment and machinery to our operations, or regulatory change impacting our ability to obtain authorization for the acquisition of such materials, could materially adversely affect our operations and development projects.

We may be adversely affected by labor disputes.

Mining is a labor-intensive industry. We depend on more than 13,000 workers, including employees and contractors, to carry out our operations. A portion of our employees are unionized. We cannot assure that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of the annual renegotiation of our collective bargaining agreements.

We may also be affected by labor-related disputes that broadly develop in the countries in which we operate. Strikes and other labor disruptions at any of our operations could have a material adverse effect on our business, financial position and results of operations.

We may be liable for certain payments to individuals employed by third-party contractors.

Under Peruvian law, we may become responsible under certain circumstances to pay mandatory labor benefits or other obligations to personnel employed by our third-party contracts or sub-contractors. Although we believe that we are in substantial compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory labor benefits or for-profit sharing benefits. In addition, the Peruvian government is reviewing a new law that proposes to eliminate outsourcing of main operational activities, with the aim of contracting workers directly by the company. If passed, this law would affect the mining sector and other economic sectors in the country that have a significant percentage of outsourced workforce. The above-mentioned bill of law is under review by the Congress and the Executive Branch. See “Information on the Company—Regulatory matters—Peruvian regulatory framework—Regulation of other activities.”

Under Brazilian law, outsourcing is also permitted if certain requirements are met. In addition, Brazilian law provides that the contractor will be held liable on a secondary basis if the outsourced or subcontracted companies do not fulfill their labor obligations. In cases where the outsourced or subcontracted companies do not pay the workers the labor sums they are entitled to, the contractor is responsible for those payments. These payments may have an adverse effect on our results of operation and financial position.”

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

The nature of our business exposes us to various litigation matters, including civil liability claims, environmental matters, health and safety matters, regulatory and administrative proceedings, governmental investigations, tort claims, contract disputes, labor matters and tax matters, among others. We cannot assure shareholders that these or other legal proceedings will not have a material adverse effect on our ability to conduct our business or on our financial position and results of operations, through distraction of our management team, diversion of resources or otherwise. In addition, although we establish provisions as we deem necessary in accordance with IFRS as issued by the IASB, the level of provisions that we record could vary significantly from any amounts we actually pay, due to the inherent uncertainties in the estimation process.

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

In recent years, cyberattacks and other tactics designed to gain access to and exploit sensitive information by breaching mission critical systems of large organizations have increased in volume and sophistication. We are dependent on internal information systems, and we are vulnerable to failure of these systems, including through system security breaches, data protection breaches or other cybersecurity attacks. We could be exposed to a cyberattack through an internal breach from servers connected to our internal network or an external breach due to disruptions from unauthorized access to our systems, which could impact our ability to operate our existing systems. If these events occur, including a cyberattack causing a loss of critical data, unscheduled downtime/degradation of operations, or the disclosure or use of confidential information, these events could have a material adverse effect on our reputation and market value, which could adversely impact our results of operations.

In addition, data privacy is subject to frequently changing rules and regulations. The European Union’s General Data Protection Regulation (“GDPR”) took effect in 2018 and introduced increased regulations relating to personal data security. The GDPR requires companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. In 2011, Peru enacted the Law for Personal Data Protection No. 29,733, the Ley de Protección de Datos Personales (“LPDP”) and in 2018, the Brazilian president signed Law No. 13,709, the Lei Geral de Proteção de Dados (“LGPD”). Both the LGPD and LPDP represent comprehensive data protection laws, establishing detailed rules for the collection, use, processing and storage of personal data and affecting all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Any noncompliance with the GDPR, the LGPD, the LPDP or any other cybersecurity and data privacy regulations could result in proceedings or actions against us by governmental entities, the imposition of fines or penalties and damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.

Financial risks

Our financial position and results of operations may be materially adversely affected by currency exchange rate fluctuations.

Our revenues are primarily denominated in U.S. dollars, and certain portions of our operating costs, principally labor costs, are denominated in reais and soles. Accordingly, when inflation in Brazil and Peru increases without a corresponding devaluation of the real or sol, our financial position, results of operations and cash flows could be materially adversely affected. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Macroeconomic conditions of the countries and regions where we operate” for a discussion of inflation in 2021.

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

Risk Factors

Fluctuations in interest rates could increase the cost of servicing our debt, affect returns on our financial investments and negatively affect our overall financial performance.

Some of our indebtedness bears interest based on variable interest rates, including the London Interbank Offered Rate, or LIBOR. As of December 31, 2021, 21% of our debt was variable rate debt. Such variable rates have fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly in LIBOR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. In July 2017, the Financial Conduct Authority (“FCA”) announced its intention to phase out LIBOR by the end of 2021. However, on March 5, 2021, the FCA announced that most tenors of U.S. Dollar LIBOR would continue to be published through June 30, 2023, extending the previously announced deadline of December 2021. For more information on the potential impact of fallback rates on our relevant LIBOR-based debt, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt” and Note 5 (b) to our consolidated financial statements.

We may engage in hedging activity that may not be successful and may result in losses to us.

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

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain and potentially expand our existing brownfield operations, develop our greenfield projects pipeline in order to sustain and grow production, in addition to carrying out investments in sustaining, health, safety and environment. In 2021, we invested US$507.9 million in capital expenditures, US$257.6 million of which was in relation to the Aripuanã project. We depend partially on our cash flows for maintenance of capital expenditures. See “Information on the Company—Capital expenditures.”

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

Risk Factors

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

Risks related to our Mineral Reserves and Resources

Our estimates of Mineral Reserves and Resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain Mineral Reserves and Resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of mineral reserves and resources. Until mineral reserves and resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

The estimation of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the qualified persons preparing such estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

Our estimates of Mineral Reserves and Resources are based on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis made as of the date of such estimates. We periodically update our mineral reserves and resources estimates based on the conclusions of the relevant qualified persons with respect to new data from exploratory and infill drilling, results from technical studies and the experience acquired during the operation of the mine and metallurgical processing, as well as changes to the assumptions used to calculate these estimates.

Several of the assumptions used to calculate these estimates, including the market prices of commodities, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render some or all of our proven and probable mineral reserves and measured and indicated mineral resources uneconomic to exploit and may ultimately result in a reduction of mineral reserves and resources.

In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an Inferred Mineral Resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

Risk Factors

We depend on our ability to replenish our mineral reserves for our long-term viability.

Mineral reserves data is only indicative of future results of operations at the time the estimates are prepared and are depleted over time as we conduct our mining operations. We use several strategies to replenish and increase our Mineral Reserves that are depleted, including exploration activities and the acquisition of mining concessions. If we are unable to replenish our Mineral Reserves or develop our Mineral Resources, our business, results of operations and prospects would be materially adversely affected.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

Mineral exploration is highly speculative in nature, involves many uncertainties and risks and may be unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral reserves and resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value.

Substantial expenditures are required to establish proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain permits to carry on mining activities. Therefore, once the mineralization is discovered, it may take several years from the initial exploration phases and mineral resources determination before production is possible, during which time the project’s feasibility may change adversely.

There are unique risks inherent to the development of underground mines, which may have a material adverse impact on our cash flows.

The development of underground mines is subject to other unique risks including, but not limited to, underground floods, issues relating to ventilating harmful gases, fall-of-ground accidents, and seismic activity resulting from unexpected or difficult geological conditions. While we anticipate taking all measures to safely operate, there is no assurance that the effect of these risks will not cause schedule delays, revised mine plans, injuries to persons and property, and/or increased capital costs, any of which may have a material adverse impact on our cash flows.

Health, safety and environmental risks

Health, safety and environmental laws and regulations, including regulations pertaining to climate change, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.

Our mining activities are subject to Brazilian and Peruvian laws and regulations, including health and safety and environmental matters. Additional matters subject to legislation include, but are not limited to, transportation, mineral storage, water use and discharge, use of explosives, hazardous and other non-hazardous waste, and reclamation and remediation measures. Our operations are subject to periodic inspections and special inspections in certain circumstances by governmental authorities and consultation with local communities. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows. In Peru, the Government is currently reviewing laws to prohibit economic activities in the headwaters of the basin, which are currently considered vulnerable areas that require protection and mitigation measures.

Regulatory and industry response to climate change or other controls on greenhouse gas emissions, including limits on emissions from the combustion of carbon-based fuels, controls on effluents and restrictions on the use of certain materials, could significantly increase our operating costs and affect our customers and suppliers. Ongoing international efforts to address greenhouse gas emissions consist of controlling activities that may increase the atmospheric concentration of greenhouse gases. International agreements, like the Paris Agreement, Kyoto Protocol and COP26, are in different stages of negotiation and implementation. The measures included in such agreements may result in an increase of costs related to the installation of new controls aimed at reducing greenhouse gas emissions, the purchase of credits or licenses for atmospheric emissions and the monitoring and registration of greenhouse gas emissions generated by our operations. These measures could adversely affect our business, financial position and results of operations.

Risk Factors

Pursuant to applicable environmental regulations and laws, we could be found liable for all or substantially all the damages caused by mining activities at our current or former facilities or those of our predecessors at disposal sites. We could also be found liable for all incidental damages due to the exposure of individuals to hazardous substances or other environmental damage, all of which could significantly and negatively affect our reputation. We cannot assure shareholders that our costs of complying with current and future environmental and health and safety laws and regulations, including decommissioning and remediation requirements, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, financial position and results of operations.

ESG issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow, particularly as the SEC considers new rulemaking related to ESG disclosure. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, dams, energy and water use, and other sustainability concerns. Concern over climate change, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment.

If we do not adapt to or comply with new regulations, or if we fail to comply with disclosure requirements and consequently fail to meet evolving regulatory, investor, industry or stakeholder expectations and concerns regarding ESG issues, investors may reconsider their capital investment in Nexa, and customers and consumers may choose to stop purchasing our products, which could have a material adverse effect on our reputation, business or financial condition.

Natural disasters and climate change could affect our business.

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño weather phenomenon, Peru typically experiences extreme weather conditions that led to flooding and mudslides, and which could adversely affect our operations. In the past, extreme flooding and mudslides in Peru have interrupted the supply of metal concentrates from our mines and the supply of zinc products to our plants. The physical impact of climate change on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea and river levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency and intensity as a result of climate change, which may adversely affect our operations. For example, in January 2022, the underground operation at the Vazante mine was partially flooded due to heavy rainfall levels in the state of Minas Gerais, which is expected to have a negative impact on zinc production. For additional information, see “Information on the Company—Mining Operations—Vazante.”. Although we have insurance covering damages caused by natural disasters, extensive damage to our facilities and staff casualties due to natural disasters could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

In addition, the potential physical impact of climate change on our operations is highly uncertain and would be particular to the geographic circumstances of our facilities and operations. It may include changes in rainfall patterns, water shortages, rising sea and river levels, changing storm patterns and intensities and changing temperatures. These effects may materially adversely impact the cost, production and financial performance of our operations.

Risk Factors

Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have impacted and could continue to impact our business, financial condition and results of operations.

The COVID-19 pandemic, including governmental measures enacted in response to the pandemic, has had a material effect on the global economy, disrupting the financial markets and creating increased volatility. In 2021, international prices for our metals have steadily increased since the lows reached in the second half of 2020 and demand for our products has recovered as vaccines and other treatments for COVID-19 have been developed, however our production and financial results may continue to be affected by disruptions to our operations and volatility in metal prices and its impact on demand, particularly as new variants of COVID-19 emerge and outbreaks of the pandemic continue to spread. See “—Our business, results and financial position are highly dependent on the demand for an international market price of the metals we produce, which are both cyclical and volatile” and “—Changes in the demand for the metal we produce could adversely affect our sales volume and revenues.” While vaccination rates have increased and effective treatments have been developed, the emergence of additional COVID-19 variants continues to present risks to our operations (including the ability of employees to be physically present at work), employee health and safety, and general macroeconomic activity. We cannot at this time forecast what policies will be implemented by governments to continue to address the pandemic, or the pandemic’s ultimate duration, severity or impact to our business, our customers, or our supply chain. This material impact could continue for an extended period of time or impact our financial condition and results of operations and continued weak or worsening economic conditions could negatively impact demand for our products. Future pandemics and public crises could impact our business in a similar or worse manner. For additional information, see “Operating and Financial Review and Prospects—Overview—Executive Summary,” “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—COVID-19” and Note 1 to our consolidated financial statements.

Political, economic, social and regulatory risks

Political, economic and social conditions in the countries in which we have operations or projects could adversely impact our business, financial condition results of operations and the trading price of our securities.

Political, economic and social conditions in the countries in which we have operations or projects may negatively affect our financial performance. Our business, financial position and results of operations may be affected by the general conditions of the Peruvian, Brazilian and other national political conditions, economies, economic recessions, price instability, exchange rate volatility, inflation, interest rates, and domestic regulatory and taxation policies. There can be no assurance that the countries in which we operate will not face political, economic or social problems in the future or that these problems will not increase the volatility of the price of securities of issuers with operations in those countries, like us, or interfere with our ability to operate and service our indebtedness. For additional information, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations.”

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

Changes to the Brazilian and Peruvian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties. In addition, any changes in the interpretation of Brazilian or Peruvian mining laws and regulations, including changes to our concession agreement and changes in commercial rules and protections, may increase our compliance, operational or other costs. For additional information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Mining rights and regulation of mining activities.”

Risk Factors

Our mineral rights may be terminated or not renewed by governmental authorities.

Our business is subject to extensive regulation in Brazil and Peru, including with respect to acquiring and renewing the required authorizations, permits, concessions and/or licenses from the relevant governmental regulatory bodies. We have obtained, or are in the process of obtaining, all material authorizations, permits, concessions and licenses required to conduct our mining and mining related operations.

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

In Peru, once mineral concessions are granted, they may not be revoked if the titleholder complies with two obligations, (1) payment of an annual fee and (2) either achievement of the minimum annual production target or expenditure of the equivalent amount in exploration or investments before the statutory deadline. If the production, expenditure or investment targets are not met, a statutory penalty must be paid. Accordingly, mineral concessions will lapse automatically if any of these obligations are not met within the statutory period. Mining concessions in Peru may be terminated if the concessionaire does not comply with its obligations.

These authorizations, permits, concessions and environmental licenses are subject to our compliance with conditions imposed and regulations promulgated by the relevant governmental authorities. While we anticipate that all required authorizations, permits, concessions and environmental licenses or their renewals will be granted as and when sought, there is no assurance that these items will be granted as a matter of course, and there is no assurance that new conditions will not be imposed in connection with such renewals. If we were to violate any of the foregoing laws and regulations or the conditions of our concessions, authorizations, and environmental licenses, including the failure to remove all residents who are within the self-rescue zone, we may be subjected to substantial fines or criminal sanctions, revocations of operating permits or licenses and possible closings of certain of our facilities.

Our operations depend on our relations and agreements with local communities, and new projects require carrying out a prior consultation procedure.

There are several local communities that surround our operations in Brazil and Peru, most of which we have entered into agreements with that provide for the use of their land for our operations. We also interact with regional and local governments and depend on our close relations with local communities and such governments to carry out our operations. From time to time, we may experience disputes with local communities and if our relations with the local communities and such governments were to deteriorate, or the local communities do not comply with the existing agreements or renew them upon expiration, it could have a material adverse effect on our business, reputation, properties, operating results, financial position or prospects. In addition, a disruption in the relations between the local communities, governments and other parties may affect us indirectly. For additional information, see “Mining Operations—Cerro Lindo—Production” and “Mining Operations—Atacocha—Production.”

We also may face certain risks in relation to artisanal mining near the areas in which we operate. The increase of artisanal mining activity or the failure of these artisanal miners to abide with our existent agreement may have an adverse effect on the development of our operations. For example, see “Mining Operations—Aripuanã—History.”

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

Risk Factors

Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.

The Brazilian, Peruvian and Luxembourg governments from time to time implement changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to our overall tax burden, which would negatively affect our profitability. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings. In the event an interpretation different than the one on which we based our transactions prevails, we may be adversely affected. The Brazilian, Peruvian or Luxembourg governments may implement additional changes to tax regulations in the future, which could adversely affect our business, financial position, and results of operations. Our business, financial position and results of operations may be adversely affected by inflation.

Certain of the countries in which we operate have in the past experienced high levels of inflation and may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures, which have increased during 2021 and which we expect to continue in 2022, may curtail our ability to access international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially adversely affect the overall performance of the national economy of the countries in which we operate, which in turn may materially adversely affect us. We may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. In addition, although the functional currency for our Peruvian operations is the U.S. dollar, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs on to consumers.

Beginning in the second half of 2021, rising inflation has impacted our operational, logistics, oil, and third-party contractor costs, and we expect these inflationary pressures to persist through 2022.

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

Disputes with communities where we operate may arise from time to time. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous people or other groups of stakeholders. Some of our mining and other operations are in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with organized social movements, local communities and the government, and recent political changes, particularly in Peru, may increase the potential for these claims. We may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on our operations or to obtain access to their lands. Disagreements or disputes with local groups, including indigenous groups, organized social movements and local communities, could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future, which may harm our operations and could adversely affect our business. In recent years, Peru has experienced protests against mining projects in several regions. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. For additional information, see “Mining Operations—Cerro Lindo—Production” and “Mining Operations—Atacocha—Production.” Social demands and conflicts could have a material adverse effect on our business and results of operations and the economy in general of the countries in which we operate.

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

Regulation of other activities.

We are subject to mining and environmental regulation related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains and electricity concessions. We are also subject to more general legislation on data privacy, labor, occupational health and safety, and peasant and indigenous communities, among others, that may adversely affect our business. See “Information on the Company—Regulatory matters—Brazilian regulatory framework” and “Information on the Company—Regulatory matters—Peruvian regulatory framework.”

Risks relating to our corporate structure

VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.

As of March 17, 2022, VSA owns 64.68% of our issued and outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors, the allocation of profits, the appointment of external auditors and the approval of mergers, acquisitions or other extraordinary transactions. VSA may also have interests that differ from our other investors and may vote in a way with which our other shareholders disagree, and which may be adverse to the interests of our other investors.

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

Our corporate affairs are governed by our articles of association and by the laws governing limited liability companies organized under the laws of Luxembourg, as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of VSA as our controlling shareholder and of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States or Canada. There may be less publicly available information about us than is regularly published by or about U.S. or Canadian issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States or Canada, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of non-controlling shareholders as corporation laws in the United States or Canada. Therefore, shareholders may have more difficulty protecting their interests in connection with actions taken by us, our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States or Canada.

Our ability to make distributions on our common shares is subject to several factors and conditions.

The determination to pay dividends and the payment of dividends or other distributions (including reimbursements of share premium) will be subject to the approval of our board of directors and/or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as restrictions imposed by applicable law and contractual restrictions (although as of the date of this annual report there are no contractual restrictions on our ability to pay dividends or other distributions to our shareholders), and other factors our board of directors may deem relevant at the time. Luxembourg law also imposes certain requirements regarding distributions. For additional information, see “Share ownership and trading—Distributions.”

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to fund any such dividends or distributions. Although as of December 31, 2021, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us, their ability to do so is subject to their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

We are organized under the laws of Luxembourg. Furthermore, certain of our directors and officers reside outside the United States and Canada and most of their assets are located outside the United States and Canada. Most of our assets are located outside the United States or Canada. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States, Canada or other jurisdictions outside Luxembourg or to enforce against us or our directors and officers, judgments obtained in the United States, Canada or other jurisdictions outside Luxembourg. Because judgments of United States or Canadian courts for civil liabilities based upon the U.S. federal securities laws or Canadian securities laws may only be enforced in Luxembourg if certain requirements are met, investors may face greater difficulties in protecting their interest in actions against us or our directors and officers than would investors in a corporation incorporated in a state or other jurisdiction of the United States or Canada.

Business Overview
I.	Information on the Company

Business overview

Overview

We are a leading large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America.

We operate and own five long life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. In 2022, we expect to complete construction at our sixth underground mine in Brazil, the Aripuanã project, which is scheduled to ramp up in the third quarter of 2022.

Our operations are large-scale, modern, mechanized underground and open pit mines. Our mines are proximately located to one another, which creates efficiencies. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 30 largest zinc-producing mines in the world and, combined with our other mining operations, placed us among the top five producers of mined zinc globally in 2021, according to Wood Mackenzie. In addition to zinc, which accounted for 59.6% of our mined metal production in 2021 measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall costs to produce mined zinc. At Aripuanã, which is an underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, we estimate annual average production of approximately 70kt of zinc, 24kt of lead, 4kt of copper, 1.8Moz of silver and 14.5koz of gold, considering the current mine life of 11 years.

We also own a zinc smelter in Peru (Cajamarquilla) and two zinc smelters in Brazil (Três Marias and Juiz de Fora), which produce metallic zinc, zinc oxide and several by-products. We were the fifth largest producer of refined zinc globally in 2021, according to Wood Mackenzie. Our smelters are the only units in Latin America (excluding Mexico), resulting in benefits from higher premiums. Cajamarquilla is the only operating zinc smelter in Peru and was the fifth largest globally in 2021 by production volume, according to Wood Mackenzie. Peru is the second largest producer of mined zinc in the world, assuring long-term supply of zinc concentrates to Cajamarquilla. Given our proximity to concentrate producers (our own mines and third-party producers), we also benefit from freight parity.

In 2020, government authorities in the countries in which we operate implemented policies in response to the COVID-19 pandemic that negatively affected our financial position, results of operations and cash flows. In particular, the state of emergency declared by the Peruvian government in the first half of 2020 led to the temporary suspension of our Peruvian operations through May 2020 as restrictions were imposed on non-essential industries, which included the mining sector. While conditions improved in the second half of 2020 and throughout 2021, COVID-19 and related government measures enacted to contain the spread of the virus and emerging variants have affected, and are expected to continue to affect, our results of operations. For additional information, see “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations” and “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—COVID-19.”

We safely operated our mining and smelting businesses throughout 2021 and production in both segments increased from 2020.

In Peru, although production at Atacocha was temporarily suspended in March and September, and at Cerro Lindo in December due to communities’ blockades, we were able to operate at high levels of capacity utilization rates throughout the year.

In Brazil, during a regular inspection it was identified that the Extremo Norte underground mine presented above-normal ground displacements at the main ramp area and, as a preventive measure, production was suspended in mid-March. We were able to partially mitigate the decrease in production in Extremo Norte by increasing throughput at the Vazante mine and reaching ore sorter circuit at maximum capacity to offset the grade drop. Extremo Norte underground mine production was resumed in December 2021 and is currently operating at normal utilization rates.

Business Overview

In 2021, our mining operations produced 319.9 thousand tonnes of zinc contained in concentrates, 29.6 thousand tonnes of copper contained in concentrates, 45.6 thousand tonnes of lead contained in concentrates, 8,808.3 thousand ounces of silver and 25.5 thousand ounces of gold, for a total of 537.0 thousand tonnes of metal on a zinc equivalent basis.

In March 2021, one of our third-party raw material suppliers shut down its facility. We were able to partially offset this reduction in calcine, as well as the supply reduction from Extremo Norte by sourcing raw materials from other suppliers. Metal production in 2021 increased 3.4% compared to 2020. Our smelters produced 607.6 thousand tonnes of zinc metal available for sale in different formats and sizes during 2021, along with by-products, including sulfuric acid, silver concentrate, copper cement and copper sulfate.

Our smelters process mostly zinc concentrate, 50.5% of which was sourced from our mines during 2021, and 49.5% purchased from third parties or obtained as secondary raw material. Approximately 100% of the total volume of the contained zinc in concentrates produced by our mines was processed by our own smelters in 2021, with the remainder and all our copper and lead concentrates sold to third parties. We market our products in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil and Peru. We also own energy assets (hydroelectric power plants) in both Brazil and Peru, which provide access to a reliable and competitive power supply.

In 2021, we also made significant progress on the Aripuanã project. In October 2021, we obtained the operating license and overall progress reached 99.3% at the end of December 2021. Nevertheless, the emergence of new variants of COVID-19 and related health protocols, along with heavy levels of rainfall experienced in the region, impacted our productivity (lower-than-anticipated workforce), which added additional pressure on costs and timeline. The Aripuanã ramp-up is now scheduled for 3Q22 and the total CAPEX was revised from US$575-595 million to US$625 million.

In response to the global COVID-19 pandemic, in 2020 we created a Crisis Committee, which includes all executive officers, certain key general managers and personnel to carry out preventive safety and health procedures in our operations and offices. The Crisis Committee remains in place and in 2021 met regularly to discuss the proper measures to be implemented and the ongoing impact of the COVID-19 pandemic in our operations and projects. Our COVID-19 associated costs during 2021 amounted to US$18 million. For more information, see “Operating and Financial Review and Prospects—Overview—Executive Summary—COVID-19” below.

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

In October 2017, we completed our initial public offering and listed our common shares on the New York Stock Exchange (“NYSE”) and on the Toronto Stock Exchange (“TSX”) under the ticker symbol NEXA. In connection with becoming a public company, VM Holding S.A. changed its corporate name to Nexa Resources S.A. and our subsidiaries Votorantim Metais—Cajamarquilla S.A., Votorantim Metais Zinco S.A. and Compañía Minera Milpo S.A.A. changed their corporate names to Nexa CJM, Nexa Brazil and Nexa Peru, respectively.

Business Overview

During the first half of 2021, Nexa acquired 30,550,512 common shares of Tinka Resources Limited and owns approximately 9% of the issued and outstanding common shares of the company. Tinka Resources is progressing towards development of the Ayawilca project (100% owned), one of the largest zinc projects in Peru with excellent resource expansion potential.

On November 9, 2021, following an internal assessment of the relative advantages and disadvantages associated with our listing on the TSX in Canada, we announced Nexa’s intention to voluntarily delist its common shares from the TSX. In deciding to delist, we considered, among other things, the regulatory reporting burdens associated with the listing, the minimal trading volumes on the TSX and the availability of an alternative market for the common shares on the NYSE. Nexa subsequently announced that it received approval for a voluntary delisting from the TSX and the common shares were delisted from the TSX as of the close of trading on November 30, 2021. Nexa will remain a reporting issuer in each of the provinces and territories of Canada following the delisting and continue to file in Canada and disseminate to Canadian resident holders of the common shares its continuous and periodic disclosure documents until such time as it ceases to be obligated to do so. Furthermore, in 2022, Nexa intends to apply to cease to be a reporting issuer in Canada under Canadian securities laws, subject to the satisfaction of applicable regulatory requirements.

Corporate structure and principal subsidiaries

Nexa CJM

Currently, Nexa Resources is the beneficial owner of 99.92% of the outstanding shares of Nexa CJM, and the remaining outstanding shares are owned by Nexa Recursos Minerais S.A. with 0.08% and by other minority shareholders holding 0.003% in aggregate.

Nexa Peru

Currently, Nexa Peru’s share capital consists of 1,257,754,353 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in the capital of Nexa nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2021, approximately 67.02% of the investment shares are free float and 32.98% are treasury shares.

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

The following table sets forth information concerning the ownership of the capital stock of Nexa Peru, excluding the investment shares.

Shareholder	Number	Share Capital (%)
Nexa CJM	1,048,621,896	83.37%
Nexa Resources	2,277,601	0.18%
Public float	206,854,856	16.45%
Total	1,257,754,353	100.0%

Business Overview

Nexa Brazil

Nexa Brazil, which is 100% owned by Nexa Resources, holds directly and indirectly 100% of Mineração Dardanelos Ltda., which owns 100% of the Aripuanã project.

Producing mines and smelters

Our mines are:

•	Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly-owned by Nexa Peru. Operations began in 2007 and, in 2021, the Cerro Lindo mine produced approximately 102.3 thousand tonnes of zinc contained in concentrates, 29.1 thousand tonnes of copper contained in concentrates, 12.8 thousand tonnes of lead contained in concentrates, 3,813.7 thousand ounces of silver contained in concentrates and 4.8 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity to 21.0 thousand tonnes of ore per day.
•	Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil. Operations began in 1969 and, in 2021, the Vazante mine produced approximately 140.5 thousand tonnes of zinc contained in concentrates, 1.6 thousand tonnes of lead contained in concentrates and 500.5 thousand ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.6 thousand tonnes of ore per day.
•	El Porvenir. Our El Porvenir mine is an underground mine located in Peru wholly-owned by Nexa Resources El Porvenir S.A.C. Operations began in 1949 and, in 2021, the El Porvenir mine produced approximately 51.4 thousand tonnes of zinc contained in concentrates, 0.5 thousand tonnes of copper contained in concentrates, 17.7 thousand tonnes of lead contained in concentrates, 3,467.2 thousand ounces of silver contained in concentrates and 8.7 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.5 thousand tonnes of ore per day.
•	Atacocha. Our Atacocha mine is an underground and open pit mine located in Peru wholly-owned by Nexa Resources Atacocha S.A.A. (formerly Compañía Minera Atacocha). Operations began in 1938 and, in 2021, the Atacocha mine produced approximately 8.5 thousand tonnes of zinc contained in concentrates, 8.7 thousand tonnes of lead contained in concentrates, 1,026.8 thousand ounces of silver contained in concentrates and 11.9 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.3 thousand tonnes of ore per day. In 2020, in response to COVID-19 and the uncertain macroeconomic scenario and our efforts to reduce costs and improve operational efficiency, we decided to not resume the higher-cost Atacocha underground mine after the mandatory temporary suspension of our operations in Peru and placed it under care and maintenance, which it remains to date.
•	Morro Agudo. Our Morro Agudo mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil. Operations began in 1988 and, in 2021, the Morro Agudo mine produced approximately 17.3 thousand tonnes of zinc contained in concentrates and 4.7 thousand tonnes of lead contained in concentrates. The ore mill feed material is treated at a concentrate plant that has a processing capacity of 3.4 thousand tonnes per day.

Our smelters are:

•	Cajamarquilla. Our Cajamarquilla smelter, which is wholly-owned by Nexa CJM, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and was the fifth largest zinc smelter in the world in 2021, according to Wood Mackenzie. Cajamarquilla uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 344.4 thousand tonnes of contained zinc per year, Cajamarquilla produced 328.1 thousand tonnes of zinc metal available for sales in 2021 and 305.4 thousand tonnes in 2020. In 2021, 36.9% of the zinc contained in raw material used by Cajamarquilla was sourced from our mines in Peru and 63.1% was purchased from third parties or obtained from secondary feed materials.

Business Overview
•	Três Marias. Our Três Marias smelter, which is wholly-owned by Nexa Brazil, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate from our Morro Agudo mine and uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 192.2 thousand tonnes of refined metal per year, Três Marias produced 198.4 thousand tonnes of zinc metal and oxide available for sale in 2021 and 202.8 thousand tonnes in 2020. In 2021, 82.8% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 17.2% was purchased from third parties or obtained from secondary feed materials.
•	Juiz de Fora. Our Juiz de Fora smelter, which is wholly-owned by Nexa Brazil, is located in Brazil and began operating in 1980. This smelter uses Roast-Leach-Electrowinning and Waelz Furnace technologies. With a nominal production capacity of 96.9 thousand tonnes per year, Juiz de Fora produced 81.1 thousand tonnes of zinc metal available for sale in 2021 and 79.4 thousand tonnes in 2020. In 2021, 32.8% of the zinc raw material used by Juiz de Fora was zinc concentrate sourced from our mining operations, 47.9% was purchased from third parties and 19.3% was obtained from secondary feed materials from electric arc furnace (“EAF”) and brass oxide.

In addition to our operating mines and smelters, we have interests in five greenfield mining projects in Peru (Shalipayco, Magistral, Hilarión, Pukaqaqa and Florida Canyon Zinc) and two in Brazil (Aripuanã, which is currently nearing completion with production expected to begin in 3Q22 and is considered a development stage property under subpart 1300 of Regulation S-K (“S-K 1300”), and Caçapava do Sul). For more information about these projects, please see “Information on the Company—Mining operations—Growth projects.”

Mining Operations

Mining operations

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Mining Operations

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production in each metal and zinc equivalent production in each of our operating mines.

To calculate the zinc equivalent production for the years ended December 31, 2021, 2020 and 2019, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2021, namely, US$3,007.4 per tonne (US$1.36 per pound) for zinc, US$9,317.5 per tonne (US$4.23 per pound) for copper, US$2,206.2 per tonne (US$1.00 per pound) for lead, US$25.1 per ounce for silver and US$1,798.6 per ounce for gold.

Mining Operations

	For the Year Ended December 31,
	2021	2020	2019
Treated Ore (in tonnes)	12,330,469	10,853,740	13,001,535
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	319,950	313,074	361,061
Copper (in tonnes)	29,607	28,154	38,184
Lead (in tonnes)	45,565	38,009	51,349
Silver (in oz) (1)	8,808,291	6,825,882	8,900,995
Gold (in oz)	25,501	16,179	24,955
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalent)	236,629	217,090	281,870
El Porvenir (in tonnes of zinc equivalent)	100,121	66,744	103,755
Atacocha (in tonnes of zinc equivalent)	30,638	30,750	50,168
Vazante (in tonnes of zinc equivalent)	145,869	152,173	142,571
Morro Agudo (in tonnes of zinc equivalent)	23,780	31,209	30,435
Total	537,038	497,965	608,799

(1)	Silver volumes include silver in lead concentrate produced in Vazante.

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Average Ore Grade
Zinc (%)	2.98	3.28	3.16
Copper (%)	0.31	0.33	0.37
Lead (%)	0.51	0.49	0.52
Silver (in ounces per tonne)	0.95	0.90	0.94
Gold (in ounces per tonne)	0.005	0.004	0.005

Each mine consists of one mine, one treatment plant and related infrastructure. We summarize below information as of December 31, 2021 for each of our five mines. For further information about our greenfield projects, including the Aripuanã project, for which mechanical construction is nearly completed and production is expected to commence in the third quarter of 2022, see “Greenfield projects—Aripuanã.” For an overview of our reserves and resources, see “Mineral Reserves and Resources—Disclosure of Mineral Reserves and Resources”, “Mineral Reserves and Resources—Mineral Reserves” and “Mineral Reserves and Resources—Mineral Resources.”

Cerro Lindo

Location and means of access

The Cerro Lindo mine is an underground, polymetallic mine located in the Chavín District, Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topara River valley to the mine site. Internal roadways connect the various mine site components. The approximate coordinates of the mine are 392,780m East and 8,554,165m North, using the Universal Transverse Mercator WGS84 datum and the project site is located at an average elevation of 2,000 meters above sea level.

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

Mining Operations

Title, leases and options

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions totaling approximately 43,750.2 hectares and one beneficiation concession, covering an area of 518.8 hectares.

Nexa Peru currently holds surface rights or easements for the following infrastructure at Cerro Lindo: mine site, access roads, power transmission line and water pipeline for the mine, old and new power transmission lines to Cerro Lindo, desalination plant, water process plant, and the water pipeline from the desalination plant to the mine site. There is sufficient suitable land available within the mineral tenure held by Nexa Peru for tailings disposal, mine waste disposal and installations such as the process plant and related mine infrastructure.

Cerro Lindo is currently subject to payment of royalties. The tax stability agreement expired on December 31, 2021. As of January 2022, Nexa Peru is required to pay royalties and special mining tax to the Peruvian government. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework.” As of December 31, 2021, Nexa Peru had a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction.

Cerro Lindo holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental impact assessments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Mineralization

Cerro Lindo is classified as a volcanogenic massive sulfide (“VMS”) deposit. The Cerro Lindo deposit is 1,500 meters long, 1,000 meters wide, and has a current vertical development of 470 meters below the surface. Mineralization consists of at least 10 discrete mineralized zones. The Cerro Lindo deposit comprises lens-shaped massive bodies, composed of pyrite (50.0% to 90.0%), yellow sphalerite, brown sphalerite, chalcopyrite, and minor galena. Significant barite is present mainly in the upper portions of the deposit. A secondary-enrichment zone, composed of chalcocite and covellite, has formed near the surface where massive sulfides have oxidized. Silver-rich powdery barite remains at the surface as a relic of sulfide oxidation and leaching.

During 2021, we completed approximately 90.0 km of diamond drilling, divided between exploration and infill drilling. By the end of 2021, we drilled in our exploration program, 19.0 km in 26 drill holes from surface in Pucasalla target, 4.2 km northwest from Cerro Lindo from March 2021, confirming sulfide lens of sphalerite, galena and chalcopyrite in a dacite host rock with gangue of barite. In underground, we drilled 14.2 km in 33 drill holes, confirming the continuity of the east extension of the orebody OB-9 and the southeast extension of the orebody OB-5B. Pucasalla superficial bodies are located north of Topará River and near mine ore bodies are located to the south of the Topará River.

During 2022, we expect to complete a total of 38.7 km of exploratory drilling. Our objective in surface is to continue the exploratory drilling program to the northwest and east extension of Pucasalla, construction of new access and platforms to test Pucasalla Sur and Festejo targets. In underground exploration we will drill towards the OB-9, OB-8, OB-6 extensions and Festejo, Festejo West and Pucasalla Sur targets. In 2021, we spent US$7.7 million in exploration expenses for Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis and geological research works. We have budgeted US$8.9 million for the project during 2022 to maintenance office, data interpretations and exploratory drilling campaign.

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

Mining Operations

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

In 2021, we spent US$36.6 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development, equipment replacement and other major infrastructure projects.

Production

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 21,000 tonnes of ore per day. The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity.

In December 2021, the road access to the mine was disrupted by a local community group’s protest activity and production was suspended, consequently reducing ore throughput for four days.

The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than 2020 due to higher ore treated, since in 2020 operations were temporarily suspended due to the impact of mandatory government measures related to COVID-19.

	For the Year Ended December 31,
	2021	2020	2019
Treatment ore (in tonnes)	6,369,044	5,482,211	6,799,747
Average ore grade
Zinc (%)	1.79	1.93	2.05
Copper (%)	0.54	0.59	0.64
Lead (%)	0.28	0.29	0.25
Silver (ounces per tonne)	0.79	0.78	0.69
Gold (ounces per tonne)	0.002	0.003	0.002
Metal contained in concentrates production
Zinc (in tonnes)	102,275	95,426	126,310
Copper (in tonnes)	29,102	27,820	37,678
Lead (in tonnes)	12,849	11,590	12,256
Silver (in oz)	3,813,731	2,938,985	3,250,479
Gold (in oz)	4,829	4,020	4,458
Cash Cost, net of by-product credits (in US$/t)	(525.0)	(8.7)	356.0
Cash Cost, net of by-product credits (in US$/lb)	(0.24)	(0.00)	0.16
Capital Expenditures (in millions of US$)	40.6	27.7	50.5

Mineral Reserves and Mineral Resources

The Cerro Lindo Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Cerro Lindo mine.

Mining Operations

Cerro Lindo – Year End Mineral Reserves as of December 31, 2021 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	20.29	1.61	0.65	21.8	0.21	-	327.4	132.1	14,217	42.3	-
	Probable	16.48	1.21	0.59	22.9	0.20	-	198.7	97.0	12,120	32.6	-
	Subtotal	36.76	1.43	0.62	22.3	0.20	-	526.1	229.1	26,337	74.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	24.30	1.61	0.65	21.8	0.21	-	392.2	158.3	17,030	50.6	-
	Probable	19.74	1.21	0.59	22.9	0.20	-	238.0	116.2	14,519	39.1	-
	Subtotal	44.04	1.43	0.62	22.3	0.20	-	630.3	274.4	31,549	89.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of US$38.43/t processed. A number of incremental material (with values between US$29.13/t and US$38.84/t was included in estimate. A minimum mining width of 5.0m was used, inclusive of extraction factors and dilution are applied based on stope type and location. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions and other sources. Mineral Reserves are estimated using average long-term metal prices of zinc: US$2,722.20/t (US$1.23/lb); lead: US$1,997.21/t (US$0.91/lb); copper: Cu: US$7,288.26/t (US$3.31/lb) and silver: US$19.68/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.1% for Zn, 68.9% for Pb, are 86.6% for Cu, and 68.8% for Ag. The current life of mine (“LOM”) plan continues to 2029.

Mining Operations

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(3.26)	(74.6)	(10.0)	(1,576)	(10.7)	-
Probable	(1.74)	1.2	(16.7)	(521)	0.5	-
Subtotal	(5.00)	(73.4)	(26.7)	(2,097)	(10.2)	-

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 80.16%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 83.48%.

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

Class	Tonnage(1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(5.07)	(109.2)	(19.0)	(2,672)	(15.5)	-
Probable	(2.99)	(8.4)	(25.7)	(1,251)	(1.0)	-
Subtotal	(8.06)	(117.6)	(44.7)	(3,923)	(16.4)	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

In comparison to 2020, Cerro Lindo’s Mineral Reserves have decreased mainly due depletion from mining, increase in NSR cut-off values and geotechnical issues related to deteriorating ground conditions.

Cerro Lindo – Year End Mineral Resources as of December 31, 2021 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	3.24	1.93	0.61	21.6	0.23	-	62.5	19.8	2,249	7.4	-
	Indicated	2.97	1.04	0.48	28.1	0.26	-	30.9	14.3	2,685	7.8	-
	Subtotal	6.21	1.50	0.55	24.7	0.24	-	93.4	34.1	4,934	15.2	-
	Inferred	6.87	1.40	0.29	39.2	0.46	-	96.2	19.9	8,659	31.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee.

Mining Operations

Cerro Lindo – Year End Mineral Resources as of December 31, 2021 (on a 100% Nexa ownership basis) (1)

Ownership	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	3.88	1.93	0.61	21.6	0.23	-	74.9	23.7	2,694	8.9	-
	Indicated	3.56	1.04	0.48	28.1	0.26	-	37.0	17.1	3,216	9.3	-
	Subtotal	7.44	1.50	0.55	24.7	0.24	-	111.9	40.8	5,910	18.2	-
	Inferred	8.23	1.40	0.29	39.2	0.46	-	115.2	23.9	10,372	37.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee.

The Cerro Lindo Mineral Resources estimates in the table above were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the ordinary kriging (“OK”) and inverse distance cubed (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. The Cerro Lindo Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes, and used NSR cut-off value of US$38.84/t. NSR cut-off values for Cerro Lindo’s Mineral Resources estimate are based on an average long-term zinc price of US$3,130.52/t (US$1.42/lb), a lead price of US$2,296.79/t (US$1.04/lb), a copper price of US$8,381.50/t (US$3.80/lb) and a silver price of US$22.63/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.1% for Zn, 68.9% for Pb, are 86.6% for Cu, and 68.8% for Ag.

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	(0.29)	(7.9)	(3.8)	25	0.3	-
Indicated	(0.56)	(7.0)	1.8	460	0.8	-
Subtotal	2.68	(14.9)	(1.9)	486	1.1	-
Inferred	3.34	7.1	(3.4)	1,647	7.1	-

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 80.16%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 83.48%.

Mining Operations

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	(0.52)	(12.9)	(5.7)	(80)	0.0	-
Indicated	0.10	(10.3)	1.6	440	0.5	-
Subtotal	(0.42)	(23.2)	(4.1)	360	0.6	-
Inferred	(0.48)	4.1	(5.2)	1,624	7.3	-

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

In comparison to 2020, Cerro Lindo’s Mineral Resources have slightly decreased, mainly due to changes in mining constrains and stope optimization.

Vazante

Location and means of access

The Vazante mine is an underground and open pit, polymetallic mine located about 8.5 km from the municipality of Vazante, in the state of Minas Gerais, Brazil. The approximate coordinates of the mine are 17 57’ 33” S and a longitude of approximately 46° 49’ 42” W, within Zone 23S of the Universal Transverse Mercator coordinate system (Corrego Alegre Datum) at approximately 306,000m E and 8,016,000m N and the project area has elevations ranging from 690 to 970 meters above sea level. Access from Brasilia is via federal highway BR-040 toward Paracatu. Internal roadways connect the various mine-site components. Concentrates are trucked about 250 km to the Três Marias smelter. The closest commercial airport is located in Brasilia. The Vazante municipal airport for light aircraft is adjacent to the mine site.

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

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante project. Mineral concessions are divided into core tenements, where the known mineral deposits are located and where we have active mining operations, and the surrounding exploration concessions. Nexa Brazil holds one mining concession application, two mining concessions and one group of mining concessions in the core area that have a total area of 2,120.8 hectares. The group of mining concessions comprises six mining concessions, totaling an area of 819.5 hectares. The Mineral Reserves and Resources are located within the limits of one mining concession application and seven mining concessions with a total area of 1,894.3 hectares, which host the active mining operations. One mining concession (tenement # 14.840/1967), which is part of the group of mining concessions, has a potential to host zinc and lead mineralization, however it does not yet have associated mineral reserves and resources.

Nearby the main area, Nexa Brazil also holds 4 exploration applications totaling 1,287.2 hectares, 60 exploration authorizations totaling 47,050.5 hectares, one right to apply for mining concession totaling 344.5 hectares, one mining concession application totaling 190.0 hectares and one mining concession totaling 52.5 hectares, in addition to the core tenements.

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

Mining Operations

Brazilian companies that hold mining concessions are subject to a royalty payment imposed by the National Mining Agency. For more information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

Nexa Brazil holds nine licenses for water management and water use in the operations. Nexa Brazil has lodged renewal applications, where applicable, for the water management.

The Vazante Operation holds several permits in support of the current operations. The main instrument to regulate the Vazante Operation is a set of operating licenses issued by the COPAM from the state of Minas Gerais. The licenses are active, some of them under renewal process.

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

In 2021, we completed approximately 73.5 km of diamond drilling, divided between exploratory (7.5 km) and infill (66.0 km) drilling. The focus of the exploratory drilling was on the extension of the Vazante mine ore bodies, exploring the targets Lumiadeira, Extremo Norte and Sucuri Norte. In addition, exploratory drilling at Varginha Norte and Vazante Sul targets confirmed the presence of a hydrothermal breccia with moderate Fe-rich carbonation alteration and punctual occurrences of willemite.

In 2021, we spent US$1.3 million on brownfield projects for life of mine extension, including exploration project maintenance and geological activities. In 2021, we drilled 16 exploration drill holes, totaling 7.547,5 meters. We have budgeted US$2.0 million for the project during 2022 and we expect to drill 7.000,0 meters.

Operations and infrastructure

The Vazante operation consists of two mechanized underground mines, the Vazante Mine and Extremo Norte Mine, currently operating at a rate of approximately 1.5 Mtpy. Production drilling operations have been performed by company personnel using a variety of drilling machines throughout the history of the Vazante mine.

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

The power supply to the Vazante operation is provided by one independent 138 kV transmission lines that feed the site and that can provide up to 55 MW. There are two 30/40 MVA and one 18/23 MVA transformers in the surface substation at the Vazante Operation and power is distributed to other areas of the mine at 13.8 kV and 440 V via transformer secondaries to power mine equipment. The power demand by 2026 is expected to reach approximately 46 MW as dewatering demands continue to grow. Companhia Energética de Minas Gerais S.A (“CEMIG”) is building a new transmission line from Paracatu to Vazante of 60 MW capacity, which is expected to be concluded in 2022. There are two 700 kVA diesel generators on site to provide backup power in case of main line interruption. The price of electrical energy is budgeted at R$0.339/kWh for 2022.

Mining Operations

In 2021, we spent US$28.6 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure. In addition, we invested US$3.4 million in capital expenditures related to the Vazante mine deepening, focusing on expansion. For more information, see “Information on the Company—Mining Operations—Growth Projects—Vazante mine deepening project.”

In March 2021, during a regular inspection of the Extremo Norte mine in Vazante, we identified that the area around the main access and the escape route of the mine presented above-normal ground displacements. The Extremo Norte mine requires dewatering of the aquifer for its operations, which leads to depressurization and may cause local disturbances in the rock mass around the mine. As a preventive measure, activities in this area were temporarily suspended. Mine activities restarted in the third quarter of 2021 and the rehabilitation plan was concluded ahead of schedule, allowing us to resume mine production during the fourth quarter of 2021.

In January 2022, the daily production of the underground operations at Vazante was reduced to 60% of its capacity due to heavy rainfall levels in the state of Minas Gerais. As a result of the heavy rainfall, Vazante’s underground mine received more water than it could pump to the surface, partially flooding the lower levels of the mine. The Extremo Norte underground mine was not affected and continued to operate at full capacity. Nexa took all necessary measures to support the mine, focused on precautions to ensure the safety of its employees and the host communities, and continued to monitor the rainfall scenario in Minas Gerais in order to ensure the safety of workers and the resumption of mine activities. As of the date of this report, dewatering process is still in progress and we expect operations to resume at full capacity in early April 2022.

Production

The Vazante mine is in the production stage and has a treatment plant with a nominal design processing capacity of approximately 4,600 tonnes of ore per day. The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Treatment ore (in tonnes)	1,630,690	1,622,927	1,407,199
Average ore grade
Zinc (%)	9.98	10.43	11.45
Lead (%)	0.35	0.36	0,31
Silver (ounces per tonne)	0.67	0.63	0.57
Metal contained in concentrate production
Zinc (in tonnes)	140,500	147,990	139,041
Lead (in tonnes)	1,616	1,333	1,015
Silver (in oz)	500,549	383,509	333,141
Cash cost, net of by-product credits (in US$/t)	893.1	1,180.6	1,138.5
Cash cost, net of by-product credits (in US$/lb)	0.41	0.54	0.52
Capital Expenditures (in millions of US$)	45.4	37.6	70.0

Mineral Reserves and Mineral Resources

The Vazante Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Vazante mine.

Vazante – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Proven	7.39	8.90	-	17.2	0.25	-	657.6	-	4,097	18.8	-
	Probable	8.52	8.66	-	10.6	0.19	-	737.6	-	2,896	16.4	-
	Subtotal	15.91	8.77	-	13.7	0.22	-	1,395.2	-	6,992	35.3	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100%.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm.

Mining Operations

The Vazante Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante mine, as well as operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The Vazante Mineral Reserves are estimated at a NSR cut-off grade of 4% Zn. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment and refining costs, as well as mine operating costs. A minimum mining width of 4.0 m was applied and average bulk density of 3.1 t/m3. Mineral Reserves are estimated using average long-term metal prices of zinc: Zn: US2,722.20/t (US$1.23/lb); lead: Pb: US$1,997.21/t (US$0.91/lb); and silver: US$19.68/oz (using an average long term Brazilian Real (R$) to U.S. dollar exchange rate of 4.98). Long-term metal prices used for Mineral Reserves are based on consensus and long-term forecasts from banks, financial institutions and other sources. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 84.7% for Zn, 22.1% for Pb, and 42.0% for Ag. The current LOM plan continues to 2032.

Vazante – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

Class	Tonnage (1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(1.05)	(51.3)	-	(29)	(1.8)	-
Probable	0.28	9.7	-	(345)	(1.0)	-
Subtotal	(0.78)	(41.5)	-	(374)	(2.8)	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 100%.

In comparison to 2020, Vazante’s Mineral Reserves have decreased mainly due to depletion through mining, changes in mining costs, and cut-off grades. The slightly increase in Probable Reserves is associated with changes in mineral resource interpretation and estimates.

Vazante – Year End Mineral Resources as of December 31, 2021(1)

Ownership(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Measured	2.34	3.63	-	6.4	0.12	-	84.9	-	466	2.8	-
	Indicated	2.94	5.53	-	3.4	0.07	-	162.7	-	311	2.1	-
	Subtotal	5.28	4.69	-	4.7	0.09	-	247.6	-	777	4.9	-
	Inferred	15.44	7.72	-	11.2	0.19	-	1,192.1	-	5,395	30.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee.

Mining Operations

The Vazante Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. The Mineral Resources at Vazante comprise three styles of mineralization. The first style of mineralization is represented by the hypogene (Willemite) mineralized zones that are found in the underground portions of the Vazante and Extremo Norte deposits. The second style of mineralization is represented by the supergene (Calamine) mineralized zones found in the Cava 3A, Matas dos Paulistas, and Braquiara areas of the Extremo Norte and Vazante deposits. This supergene (Calamine) mineralization is referred to at the Vazante Operation as calamine mineralization and comprises a mixture of smithsonite and hemimorphite minerals. The third type of mineralization comprises tailings that are contained within the Aroeira TSF. The material found in the Aroeira tailings comprise a mixture of hypogene (willemite) and supergene (calamine) minerals.

The Mineral Resource statements for the underground hypogene (willemite) mineralization are prepared within reporting panels prepared using the native functions and workflows available through the Deswik mine modelling software package considering spatial continuity, a minimum width of 3.0m and a NSR cut-off value of US$ 52.95/t for all resources shapes. The Mineral Resource estimates for the supergene (calamine) mineralization are prepared using an open pit shell that considers appropriate metal prices, mining costs, metallurgical recoveries and geotechnical considerations. The Mineral Resources are estimated at an NSR cut-off value of US$20.33/t for soil and US$22.18/t for fresh rock and transition material. The Mineral Resource statements for the tailings at Vazante are reported considering the material with an NSR value of greater than US$20.62/t which lies above the original topographic surface. All NSR cut-off values for Mineral Resources at Vazante are estimated using average long-term metal prices of zinc: US$3,130.52/t (US$1.42/lb), lead: US$2,296.79/t (US$1.04/lb) and silver: US$22.63/oz using an average long term Brazilian Real (R$) to U.S. dollar exchange rate of 4.98). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at LOM average hypogene head grades are 84.7% for Zn, 22.1% for Pb, and 42.0% for Ag.

Vazante – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	(1.06)	(231.4)	-	(912)	(6.1)	-
Indicated	0.06	(191.8)	-	(520)	(3.9)	-
Subtotal	(1.00)	(427.7)	-	(1,437)	(10.1)	-
Inferred	1.59	(942.5)	-	(4,205)	(25.4)	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 100%.

In comparison to 2020, Vazante’s Mineral Resources have increased in inferred areas, mainly due to new interpretation of areas inside mine and due to changes in mineral resources estimation. The slight decrease in measured and indicated mineral resources are associated with the update of Mineral Reserves, as described above.

El Porvenir

Location and means of access

The El Porvenir mine is an underground, polymetallic mine located in the central Andes mountains region of Peru, specifically in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The approximate coordinates of the mine are 367600m E, 8826850m N, using the Universal Transverse Mercator WGS84 datum, Z18S and the project site is located at an average elevation of 4,200 meters above sea level. The mine is situated at kilometer 340 of the Carretera Central Highway (Lima—Huánuco route), 13 km from the city of Cerro de Pasco. The mine is located in the Central Cordillera zone, which contains the communities of Parán, Lacsanga and Santo Domingo de Apache.

Mining Operations

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. We have been investing in the mine since then and, in 2012, production reached its current capacity of 6,500 tonnes per day. In 2013, we commenced the integration process with the Atacocha mine. In 2015, El Porvenir tailings deposit was integrated with Atacocha’s. In 2016, we worked on integrating the energy supply between the two mines. In 2019, the two underground mines were connected allowing us to initiate an exploration program in the integration area. In 2020, in response to COVID-19 and based on our cost management strategy, the integration process was temporarily suspended and Atacocha’s underground operations were not resumed after the mandatory restriction period from the Peruvian Government was lifted in June. As of the date of this annual report, the Atacocha underground mine is suspended under care and maintenance, and we intend to review and update the integration plan throughout 2022. For additional information on the integration of the El Porvenir and Atacocha mines, see “Information on the Company—Mining operations—Growth projects—Pasco mining complex” below.

Title, leases and options

The El Porvenir mine is operated by Nexa Resources El Porvenir S.A.C., a subsidiary of Nexa Peru in which Nexa Peru has directly and indirectly a 100% equity interest.

The El Porvenir mine has a total of 25 concessions covering approximately 4,846.8 hectares, as well as a beneficiation plant, “Acumulacion Aquiles 101”. With respect to the surface property at El Porvenir project, there is a mining site of 450.8 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

Mining operations at the El Porvenir mine are subject to certain royalties payable by Nexa Resources El Porvenir S.A.C. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

The El Porvenir Mine holds several permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental management instruments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

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

In 2021, we completed approximately 54.3 km of diamond drilling, divided between exploratory and infill drilling. The 2021 exploration program at El Porvenir was directed to increasing mineral resources, drilling the high-altitude zones of the mine (above the 3,700-meter level) in Sara Target and drilling the low-altitude zones of the mine in Integración Target (below the 3,300-meter level). The exploration program in the Sara target identified silver, lead, zinc and gold mineralization along the strike, based on the surface and underground drilling program. The exploration program in the Integración target identified zinc, lead, silver and gold mineralization based on the underground drilling program, which is open for expansion.

We spent approximately US$3.1 million on the El Porvenir brownfield project in 2021, including in exploration project maintenance and geological activities. In 2021, we drilled 39 drill holes totaling 18.6 km at El Porvenir. We have budgeted US$3.3 million for the project during 2022 and we expect to drill 19.2 km.

Mining Operations

Operations and infrastructure

Most of the exploration is generally conducted simultaneously with underground development, which involves diamond core drilling and channel sampling following underground drifting.

The El Porvenir project site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities and maintenance buildings for underground and surface equipment. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, hydroelectric power generation, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

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

Site roads include main roads suitable for use by mining trucks that transport concentrates to Lima and service roads for use by smaller vehicles. The site roads are used by authorized mine personnel and equipment, with access controlled by Nexa Peru. An approximately 15-to-20-kilometer network of service roads was constructed to provide access to the underground mine, processing plant, tailings facility, waste rock stockpile, mine offices, workshops, mine camps and other surface infrastructure.

In 2021, we spent US$32.9 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

Production

The El Porvenir mine is in the production stage and has a treatment plant capacity of 6,500 tonnes of ore per day. The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was higher than in 2020 due to higher ore treated, since in 2020 operations were temporarily suspended due to the impact of mandatory government measures related to COVID-19, and higher operational stability of the plant.

	For the Year Ended December 31,
	2021	2020	2019
Treatment ore (in tonnes)	2,077,591	1,502,618	2,120,765
Average ore grade
Zinc (%)	2.83	2.65	2.92
Copper (%)	0.19	0.17	0.15
Lead (%)	1.08	0.93	1.01
Silver (ounces per tonne)	2.10	2.00	2.08
Gold (ounces per tonne)	0.01	0.01	0.02
Metal contained in concentrate production
Zinc (in tonnes)	51,375	34,867	54,689
Copper (in tonnes)	505	334	465
Lead (in tonnes)	17,700	10,858	16,914
Silver (in oz)	3,467,227	2,315,181	3,412,656
Gold (in oz)	8,725	5,899	11,191
Cash Cost, net of by-product credits (in US$/t)	875.1	1,338.0	1,372.9
Cash Cost, net of by-product credits (in US$/lb)	0.40	0.61	0.62
Capital Expenditures (in millions of US$)	36.5	12.9	32.9

Mining Operations

Mineral Reserves and Mineral Resources

The El Porvenir Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the El Porvenir mine.

El Porvenir – Year End Mineral Reserves as of December 31, 2021 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	2.77	3.70	0.24	68.6	1.08	-	102.5	6.7	6,119	29.8	-
	Probable	10.02	3.54	0.19	69.8	1.03	-	354.6	19.4	22,466	103.6	-
	Subtotal	12.79	3.57	0.20	69.5	1.04	-	457.1	26.2	28,585	133.4	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm.

El Porvenir – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	3.32	3.70	0.24	68.6	1.08	-	122.8	8.1	7,329	35.7	-
	Probable	12.00	3.54	0.19	69.8	1.03	-	424.8	23.3	26,912	124.1	-
	Subtotal	15.32	3.57	0.20	69.5	1.04	-	547.5	31.3	34,242	159.8	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm.

The El Porvenir Mineral Reserves estimates in the table above were prepared using Deswik Stope Optimizer (“DSO”) software, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. A minimum mining width of 5.0m was used for reserves shapes and development design, and are reported inclusive of extraction losses and dilution. The Mineral Reserves were estimated at a NSR cut-off values ranging from US$57.63/t to US$62.19/t depending on the zone and mining method. Mineral Reserves are estimated using average long-term metal prices of zinc: US$2,722.20/t (US$ 1.23/lb); lead: US$1,997.21/t (US$0.91/lb); copper: US$7,288.26/t (US$3.31/lb) and silver: US$19.68/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 89.59% for Zn, 77.74% for Pb, 14.29% for Cu, and 63% for Ag. The current LOM plan continues to 2028.

Mining Operations

El Porvenir – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(0.24)	(10.7)	(0.9)	25	0.3	-
Probable	1.93	51.8	1.5	6,143	35.0	-
Subtotal	1.69	41.1	0.7	6,168	35.3	-

Notes:

1.	The total Mineral Reserves dated from December 31, 2020 considered an ownership basis of 80.16%.
2.	The total Mineral Reserves dated from December 31, 2021 considered an ownership basis of 83.48%.

El Porvenir – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

Class	Tonnage(1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(0.44)	(18.4)	(1.4)	(273)	(1.1)	-
Probable	1.91	47.0	0.9	6,549	38.5	-
Subtotal	1.47	28.6	(0.5)	6,276	37.4	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

In comparison to 2020, El Porvenir’s Mineral Reserves have increased, mainly due to mine design improvements, increase in metal prices and other exogenous factors, and addition of new mineralization domains as a result of exploration diamond drilling.

El Porvenir – Year End Mineral Resources as of December 31, 2021 (on an 83.48% Nexa Attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	0.54	2.66	0.20	60.7	0.85	-	14.4	1.1	1,059	4.6	-
	Indicated	2.53	2.96	0.20	48.2	0.76	-	74.9	5.1	3,919	19.2	-
	Subtotal	3.07	2.91	0.20	50.4	0.78	-	89.3	6.1	4,979	23.8	-
	Inferred	8.70	3.85	0.21	69.2	0.95	-	334.9	18.3	19,353	82.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee.

Mining Operations

El Porvenir – Year End Mineral Resources as of December 31, 2021 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	0.65	2.66	0.20	60.7	0.85	-	17.3	1.3	1,269	5.5	-
	Indicated	3.03	2.96	0.20	48.2	0.76	-	89.7	6.1	4,695	23.0	-
	Subtotal	3.68	2.91	0.20	50.4	0.78	-	107.0	7.4	5,964	28.5	-
	Inferred	10.42	3.85	0.21	69.2	0.95	-	401.2	21.9	23,183	99.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee.

The El Porvenir Mineral Resource estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria.

Mineral Resources at El Porvenir are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0m in areas with C&F stopes shapes and 3.0m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values ranging from of US$57.45/t to US$60.39/t for SLS areas and US$ 59.24/t to US$62.18 for C&F areas depending on the zone. The NSR cut-off values for El Porvenir’s Mineral Resources estimates are based on an average long-term zinc price of US$3,130.52/t (US$1.42/lb), a lead price of US$2,296.79/t (US$1.04/lb), a copper price of US$8,381.50/t (US$3.80/lb) and a silver price of US$22.63/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at LOM average head grade are 89.59% for Zn, 77.74% for Pb, 14.29% for Cu, and 63% for Ag.

El Porvenir – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.35	9.6	0.7	681	2.8	-
Indicated	1.46	43.6	3.0	1,743	9.6	-
Subtotal	1.82	53.2	3.6	2,425	12.4	-
Inferred	1.91	90.5	2.4	2,243	17.8	-

Notes:

1.	The total Mineral Resources dated from December 31, 2020 considered an ownership basis of 80.16%.
2.	The total Mineral Resources dated from December 31, 2021 considered an ownership basis of 83.48%.

Mining Operations

El Porvenir – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.42	11.3	0.8	798	3.2	-
Indicated	1.70	50.7	3.4	1,980	11.1	-
Subtotal	2.12	62.0	4.2	2,778	14.3	-
Inferred	1.95	96.2	2.1	1,838	18.2	-

Notes:

1.	The Mineral Resources data presented in this table are calculated based on 100% interested. Nexa owns 83.48%.

In comparison to 2020, El Porvenir’s Mineral Resources have increased, mainly due to improvements in modelling with new structural data and the addition of new mineralization domains as a result of exploration diamond drilling near mine areas.

Atacocha

Atacocha is a polymetallic underground and open pit mine located in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located at approximate coordinates of 367160m E, 88304000m N, using the UTM WGS84 datum, Z18S and approximately 4,050 meters above sea level.

The Atacocha mine is operated by Nexa Resources Atacocha S.A.A., which is controlled by Nexa Peru.

The Atacocha mine has a total of 147 concessions covering approximately 2,872.5 hectares, as well as a beneficiation plant, “Chicrin N° 2.” With respect to the surface property at the Atacocha project, there is a mining site of 1,343.0 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located. There are royalties’ payable in respect of mining operations at the Atacocha project for the mining concessions held by Nexa Resources Atacocha S.A.A. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

The Atacocha mine holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental management instruments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit mine. As discussed below under “—Production”, the underground mine is currently suspended, but mining continues in the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant.

In 2021, we spent US$11.1 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

Mineralization Developments

In 2021, we completed approximately 13.3 km of diamond drilling, divided between exploratory (3,145 meters) and infill (10,191 meters) drilling. The 2021 exploration program at Atacocha was focused on increasing mineral near of San Gerardo open pit in two targets: Extension NW and Ayarragram based on the surface drilling program. The drilling program identified zinc, lead, copper, silver, and gold mineralization, which is open for expansion.

We spent approximately US$0.5 million on the Atacocha brownfield project in 2021, including exploration project maintenance and geological activities. In 2021, we drilled 15 drill holes totaling 3.1 km at Atacocha. We have budgeted US$0.3 million for the project during 2022 for project maintenance and data interpretations, not including any drilling campaigns.

Mining Operations

Atacocha does not currently have any estimated Mineral Reserves and is considered an exploration stage property under S-K 1300. Atacocha is not considered a material property for the purposes of S-K 1300.

Production

The Atacocha mine has a treatment plant capacity of 4,300 tonnes of ore per day. The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2021 was significantly higher than in 2020 due to higher ore treated, since in 2020 operations were temporarily suspended due to the impact of COVID-19, and higher operational stability of the plant. In June 2020, once the Peruvian government allowed medium-sized mines to restart operations, we announced that Atacocha would resume operations at the San Gerardo open pit mine, but we decided that the higher-cost Atacocha underground mine would remain suspended due to our efforts to reduce costs and improve our operational efficiency, placing it under care and maintenance. As of the date of this annual report, the underground mine remains suspended.

In addition, in December 2020, a local community group’s protest activities blocked road access to the Atacocha mine, leading to the temporary suspension of operations at the San Gerardo open pit mine until January 2021, when operations were resumed. In March 2021, new protest activities blocked road access to the Atacocha processing plant and the San Gerardo open pit mine was temporarily suspended. Similar protests also led to temporary suspension of operations during the third quarter. Throughout 2021, these protest activities amounted to, approximately, a 50-day suspension of operations.

In March 2022, new protest activities blocked road access to the Atacocha San Gerardo open pit mine and, as of the date of this annual report, the production is temporarily suspended. Mining activities are limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security. The Company continues to pursue active dialogue with the local community and authorities for peaceful resolution of this situation.

	For the Year Ended December 31,
	2021	2020	2019
Treatment ore (in tonnes)	1,271,107	1,065,363	1,505,428
Average ore grade
Zinc (%)	0.88	1.20	1.43
Copper (%)	-	0.05	0.08
Lead (%)	0.82	1.15	1.30
Silver (ounces per tonne)	1.01	1.39	1.52
Gold (ounces per tonne)	0.01	0.01	0.01
Metal contained in concentrate production
Zinc (in tonnes)	8,522	9,614	16,668
Copper (in tonnes)	0	0	40
Lead (in tonnes)	8,708	10,210	16,464
Silver (in oz)	1,026,783	1,184,750	1,882,138
Gold (in oz)	11,947	6,260	9,306
Cash cost, net of by-product credits (in US$/t)	(428.6)	17.8	1,052.0
Cash cost, net of by-product credits (in US$/lb)	(0.19)	0.01	0.48
Capital Expenditures (in millions of US$)	11.6	15.3	11.8

Morro Agudo

The Morro Agudo Complex consists of an underground mine and open pit, polymetallic mine, as well as three deposits along what is known as the Ambrosia Trend (Ambrosia Sul, Ambrosia Norte, and Bonsucesso). The Morro Agudo mine site is situated on Traíras Farm, about 45km south of the municipality of Paracatu, Brazil, at a latitude of approximately -17 57’ 33” S and a longitude of approximately 46°49’42” W, within Zone 23S of the Universal Transverse Mercator coordinate system (Corrego Alegre Datum). The Ambrosia Trend deposits are situated about 15 to 20km northeast of Paracatu.

Nexa Brazil owns 100.0% of Morro Agudo. The total Morro Agudo project area is about 80 km long and 10 km wide at the widest extent and covers a significant strike extent of the lithologies that host mineralization at the Morro Agudo mine and along the Ambrosia Trend.

Nexa Brazil holds three granted mining concessions in the Morro Agudo mine area of approximately 1,446.1 hectares. In the Ambrosia Trend area, Nexa Brazil has three granted mining concessions totaling 2,495.8 hectares.

Mining Operations

Nearby the Morro Agudo mine site and Ambrosia trend areas, Nexa Brazil also holds 4 exploration applications totaling 972.3 hectares, 48 exploration authorizations totaling 41,388.0 hectares, three rights to apply for mining concession totaling 2,679.9 hectares, three mining applications totaling 2,167.4 hectares and one mining concession totaling 1,000.0 hectares, in addition to the core tenements.

The Morro Agudo operation holds several permits in support of the current operations. The main instrument to regulate the operation is a set of operating licenses issued by the Environmental Agency from the state of Minas Gerais. The licenses are active, some of them under renewal process.

The Ambrosia mine in Morro Agudo reached the end of its life of mine during the fourth quarter of 2020 and operations were suspended due to the uncertainties associated with the geological model of the area, safety considerations and a greater movement of ore compared to the original plan.

In 2021, we spent US$6.6 million on sustaining capital expenditures for this property, primarily associated with the mine development and maintenance of plant and equipment.

Mineralization Developments

Exploration activities conducted to date have included geological mapping; rock chip, pan concentrate, stream sediment, and soil sampling; airborne and ground geophysical surveys and drilling. In 2021, the brownfield exploration program was directed towards intensifying the diamond drilling work at the Bonsucesso target, confirming zinc and lead mineralization along the strike of the mineralized zone and opening the potential to extend de mineralized bodies, totaling 8.3 km of exploratory drilling. In additional, Nexa performed additional 74 diamond drill holes in Morro Agudo mine with the purpose of Mineral Resources definition, totaling 10.8 km of infill drilling.

Our expenditures for the Morro Agudo brownfield project in 2021 were US$2.2 million directed towards drilling progress on the Bonsucesso project, and its extensions, primarily related to exploratory drilling and geological activities. In 2021, we drilled 32 exploration drill holes, totaling 10.5 km, which includes 8.3 km of exploration drilling in Bonsucesso and regional targets, in addition to 2.2 km of in fill drilling. For 2022, we have budgeted a total of US$2.2 million in mineral exploration expenditures and we expect to drill 8.8 km.

Morro Agudo does not currently have any estimated Mineral Reserves and is considered an exploration stage property under S-K 1300. Morro Agudo is not considered a material property for the purposes of S-K 1300.

Production

The Morro Agudo mine has a treatment plant capacity of 3,400 tonnes of mill feed per day. The table below summarizes the Morro Agudo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Treatment ore (in tonnes)	982,036	1,180,621	1,168,396
Average ore grade
Zinc (%)	2.05	2.41	2.33
Lead (%)	0.73	0.49	0.52
Metal contained in concentrate production
Zinc (in tonnes)	17.278	25,177	24,353
Lead (in tonnes)	4.691	4,019	4,700
Silver (in oz)	0	3,458	22,581
Cash cost, net of by-product credits (in US$/t)	1,841.2	1,726.9	2,076.7
Cash cost, net of by-product credits (in US$/lb)	0.84	0.78	0.94
Capital Expenditures (in millions of US$)	7.6	9.0	15.9

Mining Operations

Concentrate Sales

All the metal produced by our mines is processed into concentrates. Our mining operations sell the concentrates that they produce to third parties and to our own smelters pursuant to arm’s length transactions. Each mine bears the cost of transporting the concentrate to the point of sale where the smelter or trader purchases the concentrate. The smelter or trader pays the mine for the percentage of metals contained in the concentrate, net of charges for treating the concentrate and refining the metals. The typical payable percentage is 85% for zinc contained in concentrate minus treatment charges.

Growth projects

Vazante mine deepening project

One of our main brownfield projects is the Vazante Mine Deepening Project, which involves extending the mine life of Vazante mine from 2022 until 2028. The capital expenditures related to this project in 2021 totaled US$3.4 million and we expect to invest an additional US$2.0 million in 2022. This project began in 2013 and is expected to be completed in 2024.

In addition, we are conducting exploration activities below the mine’s current level of operation and alongside the ore body, which we believe will maintain the Vazante mine’s production at 135,000 tonnes of zinc per year until 2031. As part of this project, we are investing in ongoing exploration activities and infrastructure, including expansion of an underground pumping station, an increase in the capacity of the ventilation system, emergency paths, access ramps, electrical networks and substations. During 2020, we assembled and commenced operating the EB347 pumping station and during 2021, and the activities of CEMIG´s electric power line were still in progress. Due to hydrogeological studies based on the mine development review, phase 2 of the EB-140 has been rescheduled to 2023.

Bonsucesso

The Bonsucesso project is a brownfield underground mine project that belongs to the Morro Agudo complex (Ambrosia Trend) and is expected to extend the life of mine of the Morro Agudo complex. The project is located 8 km north of the Ambrosia Sul mine and approximately 60 km north of the Morro Agudo mine. The run-of-mine of Bonsucesso will feed the Morro Agudo processing plant.

The feasibility study was resumed in 2021 and is expected to be concluded in 2022. The total investments related to this project, as of December 31, 2021, totaled US$11.7 million, which includes all project studies (from the scoping study to the feasibility study) and anticipated expenses related to construction and operating infrastructure. The mine will be treated as a satellite mine for the Morro Agudo complex considering that minimum operational facilities are expected at the site and that the Morro Agudo plant will be used for ore processing. In 2020, the project obtained the environmental approval for the installation phase.

In 2021, the exploration program was focused on the northern part (infill program) and the central and southern part (extension) of the Bonsucesso deposit, confirming mineral resources and extending the mineralization.

Our expenditures for this project in 2021 were US$2.2 million, which was primarily related to exploration and geological activities. In 2021, we drilled 32 exploration drill holes in Bonsucesso, including 20 exploratory drill holes in Bonsucesso ore bodies extension and 12 drill holes in the infill drilling program, totaling 10.5 km. We have budgeted US$2.2 million in mineral exploration in expenditures for 2022 and we expect to drill 8.8 km of extension and infill drilling for Mineral Resource expansion.

Pasco mining complex

The Pasco mining complex project involves the integration of the El Porvenir and Atacocha mines. The project is intended to capture synergies between the two mining operations resulting from their proximity and operational similarities, with the goal of obtaining costs and investment savings and reducing our environmental footprint.

Mining Operations

The integration project is being developed through four stages. The first stage involved the administrative integration of both mines, which was completed in 2014. The second stage involved the integration of the tailing disposal system, which consolidated the operations of the two mines with a single tailing disposal system and thereby helped reduce the environmental footprint. This stage was completed in 2015 and the integrated tailing disposal system commenced operations in the beginning of 2016. The third stage, which was completed in 2016, involved the construction of a new energy transmission line with a 138 kilovolt connection that supplies both mines, replacing the prior 50 kilovolt transmission lines. The development of 3.5 km connecting both underground mines, which is part of the fourth stage, was concluded in 2019.

Following the decree published by the Peruvian government that allowed medium-sized mines to resume their operations in June 2020, after the enforcement of a national state of emergency in response to the COVID-19 crisis, we announced the resumption of operations at the San Gerardo open pit mine but decided not to restart the higher-cost Atacocha underground mine, which was placed under care and maintenance. As of the date of this annual report, the Atacocha underground mine remains suspended, and the decision to resume operations will depend on an improvement in the mine’s economic viability. In 2021, the modernization and debottleneck studies for El Porvenir to evaluate the deepening of the mine and extension of its life-of-mine were postponed due to the prioritization of the capital allocation strategy, and the reassessment of the integration with Atacocha underground mine.

Mining greenfield projects

Project Name	Current Project Status
Aripuanã	In execution
Magistral	Feasibility study
Pukaqaqa	Pre-feasibility study on hold
Shalipayco	Pre-feasibility study on hold
Hilarión	Exploration phase
Florida Canyon Zinc	Exploration phase
Caçapava do Sul	Suspended

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this annual report, other than the Aripuanã Project none of our other greenfield projects have Mineral Reserves under S-K 1300.

Aripuanã

Location and means of access

The Aripuanã project is located in the northwest corner of the Mato Grosso State in western Brazil, approximately 2,529 km by railroad and road to the Três Marias smelter, 2,831 km to the Juiz de Fora smelter or 2,660 km to the port of Santos. The approximate coordinates of the mine are 226,000m E and 8,888,000m N UTM 21L zone (South American 1969 datum) and the project is located at an average elevation of 250 meters above sea level. The project is accessible from the town of Aripuanã via a 25 km unpaved road, which is well maintained in the dry season. Aripuanã can be accessed from the state capital, Cuiabá, via a 16-hour drive (935 km) on paved and unpaved roads. The final 250 km between Cuiabá and Aripuanã are on unpaved roads.

The town of Aripuanã is also serviced by a paved airstrip suitable for light aircraft. There are no commercial flights travelling between Cuiabá and the town of Aripuanã, however the site can be accessed via a three-hour chartered flight.

History

Aripuanã is a world-class underground polymetallic project containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. In 2000, Dardanelos was created to represent a joint venture, or “contract of association,” between Karmin and Anglo American, with the intent of exploring the areas adjacent to the town of Aripuanã for base and precious metals. Anglo American and Karmin held 70% and 28.5% of Dardanelos, respectively, with the remaining interest (1.5%) owned by SGV Merchant Bank (SGV).

Mining Operations

In 2004, the initial agreement between Karmin and Anglo American was amended to include Nexa Brazil’s participation. Nexa Brazil subsequently acquired 100% of Anglo American’s interest in the project. In 2007, Karmin purchased SGV’s interests, raising its participation to 30%. In 2015, Nexa Peru acquired 7.7% of Nexa Brazil’s interests in Dardanelos.

Up until 2019, Dardanelos was a joint venture between subsidiaries of Nexa (70%) and Karmin (30%), with Nexa acting as the operator. In 2019, Nexa purchased Karmin’s interest and became the sole owner of the project. As a result of this acquisition and following the transfer of the Dardanelos interest in the Aripuanã project from Nexa Peru to Nexa Brazil, Nexa Brazil became the owner of 100% of the Aripuanã project.

In 2020, we reached an agreement with artisanal miners that are working adjacent to the property belonging to our Aripuanã project, the ANM and the state government whereby Nexa assigned these artisanal miners an area to exercise their activities subject to certain conditions. The increase of artisanal mining activity or the failure of these artisanal miners to abide with our agreement may have an adverse effect on the development of our operations in Aripuanã.

In 2021, Nexa acquired two estates (584.9 hectares) located at the vicinity of the project and concluded the process of documenting a third acquired in the past (100 hectares). The total land purchase of 684.9 hectares was required to meet the Rural Environmental Registration (CAR in Brazil) which requires areas of native vegetation that are not available within the area of enterprise.

On January 21, 2022, Nexa executed an Offtake Agreement in which it undertakes to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, at market price but subject to a price cap.

Titles, leases and options

The project holds one mining concession in the core area that has a total area of 3,639.9 hectares, two mining concession applications (1,387.2 hectares), one right to apply for mining concession (1,000.0 hectares), fifteen exploration authorizations (52,436.4 hectares) and two exploration applications (7,864.7 hectares), totaling 66,328.2 hectares.

The Aripuanã project holds surface rights sufficient to support the future operations. There is sufficient suitable land available within the mineral rights held by the Company for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

Mineralization

The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Four main elongated mineralized zones have been defined in the central portion of the project: (1) Arex, (2) Link, (3) Ambrex and (4) Babaçu. Limited exploration has identified possible additional mineralized bodies including Massaranduba, Boroca and Mocotó to the south and Arpa to the north.

The Aripuanã polymetallic deposits are typical VMS deposits associated with felsic bimodal volcanism. The individual mineralized bodies have complex shapes due to intense tectonic activity. Stratabound mineralized bodies tend to follow the local folds, however, local-scale, tight isoclinal folds are frequently observed, usually with axes parallel to major reverse faults, causing rapid variations in the dips.

Massive, stratabound sulphide mineralization as well as vein and stockwork-type discordant mineralization have been described on the property. The stratabound bodies, consisting of disseminated to massive pyrite and pyrrhotite, with well-developed sphalerite and galena mineralization, are commonly associated with the contact between the middle volcanic and the upper sedimentary units. Discordant stringer bodies of pyrrhotite-pyrite-chalcopyrite mineralization are generally located in the underlying volcanic units or intersect the massive sulphide lenses and have been interpreted as representing feeder zones.

Mining Operations

In 2021, the drilling campaign at Aripuanã focused on exploring the Babaçu mineralized zones and confirmed the presence of mineralization along 0.2 km of the strike. We spent US$1.8 million on Aripuanã exploration, maintenance, and geological activities. In 2021, we drilled six drill holes, including Aripuanã brownfield program and infill drilling, totaling 5.6 km, plus 2.7 km of infill drilling. In additional, a total of 29.6 km was drilled in Aripuanã with the purpose of grade control in infill areas. For 2022, we expect to invest an additional US$3.0 million in a brownfield exploration program, drilling 9.0 km. An additional 25,000 meters of infill drilling is planned for the Ambrex and Link orebodies for Mineral Resources expansion and reclassification.

Project implementation

On October 7, 2021, the operating license for the Aripuanã project was granted. At the end of 4Q21, overall physical progress of the project reached 99.3%. The commissioning process of the beneficiation plant reached more than 40% of progress. The comminution system and tailings flow are fully assembled, with mechanical completion and most testing done.

Among the delivered systems of the beneficiation plant are the following: crushing; crushed ore silo; grinding (SAG and ball mills); tailings thickener; tailings press filters; utilities systems (compressed air, raw water and water for fires). The environmental control systems, such as the wetlands destined to receiving the water from the mines, treating the water from the tailings and waste stockpile, are already in operation.

In 2Q21, the total estimated CAPEX for the project was revised from US$547 million to US$575-595 million. Cost increases resulted primarily from, among other factors, impacts related to COVID-19 and scope change due to additional houses for our employees. Inflationary cost pressures were partially offset by cost initiative reductions and foreign exchange rate gains. The main impacts related to COVID-19 costs that impacted the project were:

•	Increased accommodation costs for lodging due to reduced occupancy requirements per COVID-19 distancing protocols;
•	Higher costs due to increased frequency of sanitization in lodgings, offices and vehicles;
•	Quarantine protocols that varied through the different outbreaks of COVID-19;
•	Additional buses for the transportation of Nexa’s team, contractors and subcontractors’ workforce to and from the site due occupancy requirements, which was reduced to 50% to comply with distancing protocols;
•	Increase in testing procedures that varied through the different COVID-19 outbreaks;
•	Increase of the team dedicated to COVID-19 prevention and combat;
•	Increases in manpower due to the impact of these factors on productivity and the aim of maintaining the project’s intended schedule; and
•	Claims from contractors due to COVID-19.

Abnormal rainfall levels and health protocols to combat the surge of COVID-19 variants have impacted our productivity (lower-than-anticipated workforce) in 4Q21 and beginning of 2022 and contributed to additional pressure on costs and the project timeline. Consequently, the total estimated CAPEX for the project was revised in February 2022 to US$625 million and ramp-up is now scheduled to commence in 3Q22 rather than 1Q22.

By year-end 2021, approximately 552 kt of ore was stockpiled. We also continued to make progress on related project infrastructure. This included placing lean concrete in the grinding area, constructing pipe rack foundations and assembling steel structures, laydown pipes and equipment, temporary buildings and laydown areas and constructing roads providing access to the site, as well as a water dam, beneficiation plant and waste ore stockpile. During 2021, we completed 100% of earthworks for the mine’s waste stockpile (Pile 2) (drainage and waterproofing).

Horizontal mine development reached an accumulated of 15,900 meters developed for both mines (Arex and Link) by the end of 2021.

Mining Operations

The total headcount was more than 585 employees working in the operational areas. We also implemented the qualification program for future mine and plant operating professionals, which had 283 candidates enrolled in 2021, of which approximately 197 obtained professional qualifications in the areas of maintenance and automation, and geology and surveying. Of the total number of participants, 42.6% were women.

In 2021, we invested US$257.6 million in capital expenditures on the project with cumulative incurred capital expenditures of US$ 565.8 million since the beginning of the construction.

In 2022, we estimate that we will invest US$59 million in Aripuanã, which represents 9.4% of the US$ 625.0 million in total estimated capital expenditures for the project.

As of the date of this annual report, mechanical completion is expected to be completed in 2Q22, while commissioning is proceeding in parallel, and production is expected to begin in 3Q22. All safety measures and procedures to mitigate any potential further impact related to the global COVID-19 pandemic remain in place.

Mineral Reserves and Mineral Resources

Aripuanã – Year End Mineral Reserves as of December 31, 2021 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Proven	8.97	3.80	0.28	35.7	1.43	0.26	340.7	25.4	10,279	128.1	75.2
	Probable	12.82	3.47	0.19	32.1	1.31	0.32	445.0	24.6	13,216	167.4	132.8
	Subtotal	21.79	3.61	0.23	33.5	1.36	0.30	785.6	50.0	23,496	295.5	208.0

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100.0% of the Mineral Reserves estimates for the property. Nexa owns 100.00% of property.
3.	Numbers may not add due to rounding.
4.	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm.

The Aripuanã Mineral Reserves estimates, are based on modifying factors from the Aripuanã Project and based on three main orebodies: Arex, Link and Ambrex and the two main types of mineralization in the deposit are stratabound and stringer. The main commodities produced are zinc, lead, copper, silver and gold. The dilution that has been applied is related to the selected mining method. The two main mining methods used at Aripuanã are longitudinal longhole retreat (“bench stoping”) and transverse longhole mining (vertical retreat mining, or “VRM”) with primary and secondary stope extraction. Dilution is applied on a percentage basis, with no grade applied to the diluting material. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating cost. The break-even NSR cut-off value is US$47.91/t processed and some incremental material between US$39.79/t and US$47.941/t was included. A minimum mining width of 4.0 m was used. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. The Mineral Reserves are estimated using an average long term zinc price of US2,722.20/t (US$1.23/lb), lead price of US$1,997.21/t (US$0.91/lb), copper price of US$7,288.26/t (US$3.31/lb), silver price of US$19.68/oz and gold price of US$ 1,454.12/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical testworks and are variable as a function of head grade and oretype. Recoveries at Life of Mine average head grade for stratabound material are 89.4% for Zn, 83.3% for Pb, 59.3% for Cu, 76.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 87.8% for Cu, 50.0% for Ag, and 63.0% for Au. The current LOM plan continues to 2032.

Mining Operations

Aripuanã – Net Difference in Mineral Reserves between December 31, 2021 versus December 31, 2020

Ownership	Class	Tonnage	Contained Metal
			Zinc	Copper	Silver	Lead	Gold
		(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Proven	(1.12)	(36.0)	(5.9)	(1,396)	(12.0)	(19.4)
	Probable	(0.60)	(38.2)	(3.8)	(995)	(11.5)	(8.7)
	Subtotal	(1.72)	(74.2)	(9.7)	(2,391)	(23.5)	(28.1)

Notes:

1. The total Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 100%.

In comparison to 2020, Aripuanã’s Mineral Reserves have decreased, mainly due to geotechnical and operational parameter related to pillars and differences in cut-off values.

Aripuanã – Year End Mineral Resources as of December 31, 2021 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Measured	0.44	1.79	0.34	17.5	0.59	0.35	7.9	1.5	248	2.6	5.0
	Indicated	2.80	2.18	0.30	19.9	0.74	0.48	61.0	8.4	1,791	20.7	43.2
	Subtotal	3.24	2.13	0.31	19.6	0.72	0.46	68.9	9.9	2,039	23.3	48.2
	Inferred	38.48	3.51	0.33	35.5	1.29	0.55	1,350.6	127.0	43,919	496.4	680.4

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100.00% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	Numbers may not add due to rounding.
5.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee.

The Mineral Resources estimates for the Aripuanã Project were completed for Babaçu, Arex, Ambrex and Link. The block models were created using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one meter lengths. Wireframes were filled with blocks measuring 5 meters by 5 meters by 5 meters for Arex, Link, and Ambrex, and 10 meters by 5 meters by 5 meters for Babaçú with sub-celling at wireframe boundaries. Blocks were interpolated with grade using OK and ID3. Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Potentially mineable shapes of underground mineral resources are generated using DSO software. The Mineral Resources of the Aripuanã project are reported using a cut-off value of US$47.91/t. Mineral Resources are estimated using average long-term metal prices of zinc: US$3,130.52/t (US$1.42/lb); lead: US$2,296.79/t (US$1.04/lb); copper: US$8,381.50/t (US$3.80/lb); gold: US$1,672.24/oz and silver: US$22.63/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical test work and are variable as a function of head grade and oretype. Recoveries at the LOM average head grades for stratabound material are 89.4% for Zn, 83.3% for Pb, 59.3% for Cu, 76.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 87.8% for Cu, 50.0% for Ag, and 63.0% for Au.

Mining Operations

Aripuanã – Net Difference in Mineral Resources between December 31, 2021 versus December 31, 2020

Ownership	Class	Tonnage	Contained Metal
			Zinc	Copper	Silver	Lead	Gold
		(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Measured	(2.48)	(65.0)	(9.6)	(2,547)	(24.7)	(22.4)
	Indicated	(2.37)	(35.3)	(5.5)	(1,230)	(11.7)	(27.8)
	Subtotal	(4.85)	(100.3)	(15.2)	(3,777)	(36.4)	(50.2)
	Inferred	(0.97)	44.0	(4.3)	1,013	14.3	(56.1)

Notes:

1.	The total Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 100%.

Magistral

The Magistral mining project is located in the Ancash region of Peru, approximately 450 km northeast of the capital of Lima and approximately 140 km east of the port city of Trujillo. The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of poorly maintained roads that traverse steep topography. The Magistral Project consists of a large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral Project comprises 36 granted concessions, totaling 16,254.2 hectares. The project is an open pit copper mine with molybdenum concentrate as a byproduct. In 2016, ProInversión approved an initial feasibility study, which set forth production rates starting at 10 thousand tonnes per day and achieving 30 thousand tonnes per day. In 2016, the MINEM approved an environmental impact assessment (“EIA”), to process up to 30 ktpd. An EIA modification is currently in progress to adjust the location of some facilities.

Nexa Peru was awarded the contract to develop the Magistral mining project in 2011, which has been amended from time to time. Nexa made an initial payment of US$8.0 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract in 2016, Nexa Peru exercised the option by committing to invest a minimum 70% of declared initial capital expenditures by September 2024 and has previously extended this period. Pursuant to the terms of this commitment, Nexa Peru would be required to pay a penalty in the event it fails to invest the specified amounts during this period. Nexa Peru currently holds a 100.0% interest in 15 of the 36 concessions, Nexa holds 21 concessions by way of a lease agreement entered into with Companía Magistral S.A.C., a company also controlled by Nexa Peru. We spent approximately US$5.4 million on the project in 2021. The Magistral project is in the feasibility study phase and engineering studies continue to progress.

In 2022, we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution, and to approve the EIA amendment (“mEIA”), which was submitted in 4Q21.

Mineralization Developments

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

The Cretaceous sedimentary rocks are bounded to the east by an early Paleozoic metamorphic terrane composed mainly of micaceous schist, gneissic granitoid and slate. The Cretaceous sedimentary sequence unconformably overlies these metamorphic rocks. The Cretaceous rocks are structurally overlain by black shale and sandstone of the Upper Jurassic Chicama Formation that were thrust eastwards along a prominent regional structure. The Chicama Formation was intruded by granodiorite and quartz diorite related to the extensive Cordillera Blanca batholith, which has been dated at 8.2 +/- 0.2 Ma. Several major structural features are evident in the Cretaceous sedimentary rocks in the Magistral region, including anticlines, synclines, and thrust faults. The trend of the fold axes and the strike of the fault’s changes from northwest to north near Magistral.

Mining Operations

Through the end of 2015, a total of approximately 101,900 m of surface diamond drilling has been completed in 486 drill holes. In addition, 14 short underground diamond holes were drilled for a total of 1,298.8 m in the San Ernesto, Arizona, and Sara zones between 1969 and 1973. In 1999, 2000, and 2001, Anaconda drilled 76 diamond drill holes totaling 24,640 m. All surface drilling from 2000 onward was carried out on northeast (035o) and northwest (305o) oriented sections. In 2004, Ancash Cobre (or Inca Pacific) completed 34 drill holes, totaling 7,985 m, and in 2005 Ancash Cobre (or Quadra) drilled 14,349 m in 60 holes. Milpo’s drilling in 2012 was contracted to Redrilsa Drilling S.A. (or Redrilsa). Since 2012, the drilling has been contracted to Geotecnia Peruana S.R. Ltda. (or Geotecnia Peruana).

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. The 2015 drilling consisted entirely of infill holes. No drilling program was carried out on the project during 2020 and 2021.

Exploration Developments

Since acquiring the Magistral project in 2011, Nexa has initiated a comprehensive exploration program consisting of geological mapping, prospecting and sampling, ground geophysical surveying, and diamond drilling. Geological mapping at a scale of 1:2,000 was completed in the Ancapata area and the area north-northeast of Magistral over an area of 386.50 hectares. The objective was to verify and supplement the information available from Ancash Cobre’s exploration.

From October 2012 to January 2014, Arce Geofisico SAC was contracted to complete ground magnetic and Induced Polarization (IP) surveying over an area of 520 hectares covering the Magistral deposit and the adjoining Ancapata area. The objective was to characterize the geophysical signature of the Magistral deposit and to survey the Ancapata area. Work was completed on 100 m spaced lines oriented at N125°W. An initial 30 line-km survey was expanded to 55.1 line-km of IP and 57.25 line-km of ground magnetics in order to delineate chargeability and resistivity anomalies. Drilling ceased on the property in 2015. No exploration work was carried out on the project during 2020 or 2021. No exploratory drilling program is scheduled for 2022.

Pukaqaqa

The Pukaqaqa project contemplates the development of an open pit copper and molybdenum mine, with gold credits, and is located in the Huancavelica region of Peru. The mineralization is hosted by an epithermal breccia system that is associated with exoskarn and endoskarn alterations. Given the geological setting, we believe that a porphyry copper system remains undiscovered below the currently explored mineralization, which will be explored in the following phases. The Pukaqaqa project has a total of 34 concessions covering approximately 11,131.3 hectares.

In 2015, the MINEM approved Pukaqaqa’s EIA, which allowed a treatment capacity of up to 30 ktpd. In 2017, a scoping study was developed by JRI, a Chilean engineering firm, enabling the start of a drilling campaign in 2018 to obtain samples for metallurgical testing.

The pre-feasibility study progressed until the end of FEL2-A phase (equivalent to the trade-offs phase). Metallurgical results indicated the need to further explore copper and molybdenum recoveries prior to progressing with the pre-feasibility study. During 2019 and 2020 a new laboratory campaign was initiated in Chile, which was temporarily suspended due to COVID-19 restrictions. The first part was concluded in December 2020, demonstrating better results than previous campaigns, including improved recoveries and grades. During 2021, metallurgical tests were concluded. New mine studies are ongoing and project evaluation is expected to be updated in 2022. The project remains on hold.

In 2021, we spent approximately US$0.8 million on this project, related to metallurgical tests. In 2022, we have budgeted US$0.3 million for the Pukaqaqa project, which allows for further metallurgical testing and reclamation of the drill sites.

Mining Operations

Shalipayco

The Shalipayco project, located in the Central Andes of Peru, is a joint venture between Nexa Peru (which holds a 75.0% interest) and Pan American Silver Perú S.A.C. (which holds a 25.0% interest). It is a potential underground polymetallic project containing zinc, lead and silver deposits. This project consists of mining concessions with evidence of MVT mineralization, which is a deposit type similar to our Morro Agudo mine. The Shalipayco mineralization is mainly located within the Chambará formation that is part of the Pucará Group, considered the most important Peruvian location for MVT mineralization. The Shalipayco project has a total of 52 concessions covering approximately 22,510 hectares and one mineral claim in process totaling 740.6 hectares.

In 2021, we spent approximately US$0.8 million on this project to maintain the office and warehouse facilities in Carhuamayo, as well as conducting some preliminary analysis in relation to the pre-feasibility study. All field activities in Shalipayco were on hold during 2020 due to the COVID-19 pandemic and, as a result of government ordered lockdowns, no exploration activities were carried out in 2021. The project is under review.

Hilarión

The Hilarión project is located in the Department of Ancash, approximately 230 km north of Lima, the capital of Peru, and approximately 80 km south of the city of Huaraz and is accessible by paved road from Lima. It consists of 71 mineral concessions covering an area of approximately 15,408.3 hectares and one mineral claim in process totaling 209.7 hectares. Hilarión is a skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits. Hilarión and El Padrino and other occurrences in proximity to them (Mia, Eureka and others) constitute a large mineralized system, open in several directions for a potential increase in resources, extended mine life and increased production capacity in the future. The conceptual plan for the project includes the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

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

In 2020, we drilled 5 drill holes totaling 4.6km and completed the sampling for metallurgical test studies. We also filed a preliminary economic assessment (“PEA”) for the Hilarión project, prepared jointly by Nexa and Roscoe Postle Associates Inc (“RPA”), disclosing an updated mineral resource, plant production and economics estimate in accordance with NI 43-101 (as of December 31, 2019 with a drilling cut-off date of December 5, 2014).

In 2021, we executed 21.3 km of diamond drilling to test Hilarión Sur target, totaling 32 drill holes confirming the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with multiple thick intersections, in addition to 310 meters remaining from the 2020 drilling campaign, which were completed earlier this year.

In 2021, we spent approximately US$8.8 million on the Hilarión project, including project maintenance and exploration activities such as geological mapping, rock chipping, diamond drilling and social permittings to continue the exploration work for the coming years.

In 2022, we have budgeted US$5.5 million for the Hilarion project and planned 5.5 km of diamond drilling within three targets: El Padrino area, San Martin (two kilometers east of Hilarión deposit) and at the Yanashallash fault trend located 1,500 meters west of Hilarión.

Florida Canyon Zinc

The Florida Canyon Zinc project, comprised of 16 contiguous mining concessions, covering approximately 12,600.0 hectares, is owned by Minera Bongará S.A. and operated by Nexa Peru, a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitario Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2021, Nexa Peru owns a 61.0% interest in this joint venture, which may increase up to 70.0% upon Nexa Peru’s satisfaction of certain conditions. Although a pre-feasibility study relating to the Florida Canyon Zinc was released in 2017, the project continues to be treated as an advanced mineral exploration project.

Mining Operations

During 2019, we started work to improve the access road, which we expect to reduce logistical costs. We also drilled in the Florida Canyon region, focusing on two sulfide concentration areas, which are related to feeders that generate the concentration of sulphides in the mantos, bodies and veins mineralization.

In 2020, we continued to work on the access road repair to reduce logistical costs. Another important activity carried out in 2020 was the update of the geological model based on the 2018-2019 drilling campaign and by improving ore-type definition (oxide-mixed-sulfide) by using qualitative and quantitative analytic data, that helped in ore classification for the 2020 mineral resource estimation.

In 2021, field work was focus on mapping access road from 0 km up to 19.5 km; and mapping, sampling and topographic survey of Teodolfo, Matias, Berny, and Pizarro targets, in addition to a new mineral occurrence named Aron. Also, initial metallurgical testing using historic drill core material is ongoing. Further metallurgical test will be performed in 2022 depending on the results of the afore mentioned tests.

In 2021, we spent approximately US$1.9 million on this project. In 2022, we have budgeted another US $3.3 million for the Florida Canyon Zinc project, including US$2.0 million for access road maintenance and construction and US$0.3 million to obtain a new environmental permit for drilling plans beyond 2023. We expect to obtain the permit in 2022. The remaining budget is for maintenance of the project structure and social programs for the local community.

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

In 2021, we spent approximately US$0.4 million on the Caçapava do Sul for maintenance of the project structures. The Caçapava do Sul project was suspended in 2021 as a result of our current capital allocation strategy.

Other Greenfield Exploration Projects

Project in Namibia

We have been developing exploratory work in Namibia since 2015, as part of a joint venture with the Japan, Oil, Gas and Metals National Corporation (“JOGMEC”), a Japanese state-owned company. The project was part of a farm-out process of the Namibian tenements inherited from the former strategy of Votorantim Metals to explore opportunities in Africa, where Nexa has a back-in right to invest and maintain participation depending on exploration results. The exploration area is located 360 km north of Windhoek. This early-stage exploratory program is targeting sediment-hosted copper mineralization, such as the Tsumeb and Kombat mines, both of which contain rocks from the Otavi Mountain land terrain.

Nexa currently holds 366,083.2 hectares in 16 exclusive prospective licenses (“EPL”). The 2021 exploration expenditures totaled US$2.9 million (US$2.2 million for JOGMEC expenditures and US$0.7 million for Nexa expenditures) with a total of 12,717 meters drilled. In 2022, we have budgeted US$3.1 million for this project (US$2.3 million for JOGMEC and US$ 0.8 million for Nexa) to execute 10,000 meters of exploratory drilling. Nexa is currently focusing on scout exploratory drilling to evaluate the mineral potential of previously defined targets in Namibia.

Mining Operations

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Aripuanã

On December 20, 2018, SEMA/MT granted the installation license for the Aripuanã project, which allowed us to begin construction.

The mineral exploration operation license (“LOPM”) is valid until May 2022 which allows drilling activities in the project.

On November 27, 2020, the request for the Transmission Line 69kV Operation Permit was filed. The project is under development.

On October 7, 2021, the operating license was granted. The license was issued by the Environmental Secretariat of the state of Mato Grosso (“SEMA”).

Magistral	The EIA was renewed in 2019 and was valid for an additional two years, until September 2021. An amendment to the EIA was submitted to the Ministry of the Environment (SENACE) in the fourth quarter of 2021 for its assessment.
Pukaqaqa	In 2020, a new environmental impact statement (“EIS”) was approved, with the purpose of developing exploration activities in Pukaqaqa Sur Exploration Project.
Shalipayco	The EIA for exploration activities approved in 2017 was modified in early 2019 and extended to 2023.
Hilarión

The most recent environmental study is the fifth modification to the Hilarion Project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. It was approved in 2020 and is valid until 2024.

The authorization for exploratory activities at the El Padrino deposit was extended until March 2023 and a detailed EIS was approved in 2020, which is valid until 2025.

For the Azulmina target, one possible location for the plant and tailings facilities, there is an approved EIS and Technical Sustaining Instrument (STI) that allows the execution of exploration activities until 2023.

Florida Canyon Zinc	The most recent environmental study is the STI of the Fourth Modification EIS of the Florida Canyon project, which was approved in 2021 and is valid until 2024.
Caçapava do Sul	The drilling environmental licensing process was cancelled in 2020 due to the stoppage of mineral exploration activities. An EIA was submitted in 2016 to the Fundação Estadual de Proteção Ambiental Henrique Luiz Roessler. A new term of reference was issued in 2020, with a two-year deadline for submitting new environmental studies. The project was suspended in 2021 as a result of our current capital allocation strategy.

Tailings disposal

Regulatory framework

We are subject to several environmental regulations related to the use of tailings dams and effluent dams.

In Brazil, tailings dams’ failures have triggered the issuance of new regulations. On January 25, 2019, there was a tragic failure of a tailings dam in the city of Brumadinho, in the state of Minas Gerais, Brazil. The Brumadinho dam was built using the upstream method and belongs to Vale S.A. A report by a panel of technical experts commissioned by Vale S.A. found that the tailings dam failure was the result of flow liquefaction within the tailings in the dam. Another upstream-method tailings dam in Brazil, the Fundão tailings dam owned by Samarco Mineração S.A., failed in November 2015. Each of these failures released muddy tailings downstream, flooded certain communities, caused fatalities and resulted in extensive environmental damage to the surrounding area.

In response to failures of tailings dams in Brazil, the state of Minas Gerais enacted regulations in February 2019 affecting the use of dams in the state, including tailings dams and effluent dams that mandate the decommissioning of all upstream tailings dams and prohibit construction of new tailings dams using the upstream method. Additionally, a rule approved by the ANM requires all inactive upstream dams to be decommissioned by 2021 and active upstream dams to be decommissioned by 2023. We have not been impacted by these regulations as all of our tailings dams in Brazil are downstream.

Mining Operations

In addition, in February 2019, the state of Minas Gerais enacted regulations that prohibit the construction of a new dam or the expansion of existing dams if communities are established within its self-rescue zone, an area encompassing the portion of the valley downstream of the dam where timely evacuation and intervention by the competent authorities in emergency situations is not possible. All of tailings dams located in Minas Gerais have permission to operate, however, future licensing for new tailings storage facilities or new raises must consider any community in the hazardous zone. We are undertaking a new raise of the Três Marias tailings dam, Oeste 1 and Central, and different possibilities of disposal and consolidation of the disposed tailings are being studied to reduce that risk.

In 2020, the mining authorities in Brazil enacted two regulations that establish new procedures related to dams. The first resolution (Resolução ANM 32/2020), decreed in May 2020, determines procedures to develop dam break studies and deadlines to update the Emergency Action Plan (“EAP”) depending on the dam class. This regulation updated previous mining agency standards. We have updated the dam break studies of all mining dams according to these procedures. The second resolution (Resolução ANM 51/2020), decreed in December 2020, defines procedures to certify the EAP. At the end of 2020, the Brazilian Federal Authorities decreed that the new dam safety law (law 14,006/2020) updates the previous dam safety law 12,334 enacted in 2010. Similar to the regulation enacted in February 2019, this new law defines that new upstream tailings dams and new raises are no longer permitted and, that the EAP is mandatory to all mining dams that storage tailings. This law also limited the construction of new tailings dams if communities are established within its self-rescue zone. In this case, the mining company must remove the residents or reinforce the dam structure according to the technical solution approved by the ANM.

In 2021, we began implementing requirements of these regulations to all mining dams, such as certification of the EAP, training staff, and dam break simulations according to the new regulation.

In January 2021, the request for environmental licensing for a new expansion of the Três Marias tailings dam was submitted to the environmental agency of the state of Minas Gerais. The public hearing of this expansion was held in November 2021. This may impact the licensing schedule for this expansion, scheduled to be completed by February 2023, as well as Três Marias expected operating capacity.

In 2021, we submitted to the environmental agency of the state of Minas Gerais the request for environmental licensing for a new expansion of the Três Marias tailings dam, which already follows the rules established by the new regulation described above. The need to remove all residents who are within the self-rescue zone may impact the licensing schedule for this expansion, estimated to be completed by February 2023, as well as Três Marias expected operating capacity.

In Peru, the upstream method has long been an abandoned practice due to seismic concerns in the region. As of 1995, compulsory guidelines were passed prohibiting the use of such method. Subsequently, in 2014 environmental regulators, and later technical regulators, in 2015, adopted the same guidelines prohibiting construction and operation under the upstream method, allowing only the use and construction under the centerline and downstream methods. A specialized governmental agency carries out annual inspections of tailings dam and mining infrastructure, ensuring technical and environmental regulations are complied with. In addition, mining operations must submit biannual stability studies, to which they are held liable. We follow these guidelines, and all operative tailings dams use the downstream and centerline lift methods.

El Porvenir’s tailings dam is currently supported by an authorization for operation up to an altitude of 4060 meters above sea level (‘masl”), granted by the Ministry of Energy and Mines on October 7, 2019. A new authorization for operation is currently underway which will allow operations to an altitude of 4062 masl.

For more information, see “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

Mining Operations

Nexa’s practices

We monitor tailings and waste dams in accordance with international best practice guidelines for management and project design based on criteria set by the International Commission on Large Dams (“ICOLD”) and the Canadian Dam Association (“CDA”) dam safety guidelines. In 2021, all of our tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying that these facilities are safe and stable. In Brazil, these certifications are carried out twice a year, once for mining dams and once for smelting dams. In Peru, they occur once a year only for smelting dams. As of the date of this annual report, all tailings dams in Peru are undergoing the certification process, and we expect to conclude a technical report for these dams during the first half of 2022. In addition, all our dams and dry stacking structures are monitored under a system known as the Sistema de Gestão de Barragens ou Depósitos / Tailing Dam Management System (“SIGBAR/SIGDEP”), which consists of procedures, tools and key performance indicators, monthly reports and monitoring and analysis by an independent Geotechnical Engineer. The monitoring procedures include regular inspections, as well as internal and external audits.

In addition to the above-mentioned policies and procedures, our sustainability and capital projects committee assists and advises our board in supporting safe and sustainable business practices in our conduct and activities, as well as in reviewing technical, economic and social matters with respect to our projects.

In 2020, management reviewed the Emergency Action Plan (“EAP”) for all mining dams in accordance with the new Brazilian regulations released midway through 2020 and we trained our internal team in these new procedures. In 2021, new EAP guidelines, detailed by specific terms of reference, were published in April, May and June 2021. We started to review all Brazilian EAP’s and we estimate to present the update plan for management’s approval in 2022.

For more information about our sustainability committee and ESG initiatives, see Information on the Company—Environmental, Social and Governance (“ESG”) and corporate initiatives—Sustainability Committee and Reporting.”

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

If neither the conversion nor the backfill method is available, we prefer to use the dry stacking method, which involves removing moisture from tailings and stacking them in layers to form an artificial mountain covered with soil and vegetation, causing it to integrate into the local landscape. We use the dry stacking and backfill methods at our Cerro Lindo mine in Peru since the startup of our mine. In 2019, we started operating a dry stacking facility, which substituted the tailings dam in Vazante. With this new structure, over 80% of our tailings disposal is done either through backfill or dry staking, reducing our exposure to dams. We are currently developing the backfill and dry stacking methods at our Aripuanã greenfield project, which will start to operate this year.

When neither of these three methods is possible, we use tailings dams. The dam acts as a solid barrier engineered to prevent the tailings material from escaping to the environment around the mine. We use this method in Peru at our El Porvenir and Atacocha mines and at our Cajamarquilla smelter, and in Brazil at our Vazante and Morro Agudo mines and Juiz de Fora and Três Marias smelters. We also use a combination of the backfill method and tailings dams at our El Porvenir and Atacocha mines in Peru. At the Aripuanã project, we are building a water dam to supply water to our plant. This dam is engineered with borrowed material and uses the technical control of compaction of the soil.

Mining Operations

We raise our tailings dams using the following two methods: (i) the downstream method, where the building material is disposed downstream of the crest of the dam body; and (ii) the center-line method, where the building material is disposed partially downstream and partially upstream of the crest of the dam body, while maintaining the same centerline of the crest. Historically, we have also used the upstream method – where the building material is disposed upstream of the crest of the dam body – in certain instances.

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

The following is an overview of the dams we have in place at our principal mining and smelting facilities:

Peru

•	At Cerro Lindo, we have no tailings dams, and tailings are disposed of using a combination of the backfill method, two dry stacking structures and two effluent dams.
•	At El Porvenir and Atacocha, tailings are disposed of using a combination of the backfill method and tailings dams; there are two tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At Cajamarquilla, there are three tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At the Chapi mine property, which is currently inactive, there are five non-operational tailings dams.
•	At the Sinaycocha property, which is part of our Atacocha mine property, there are two non-operational tailings dams.

Brazil

•	At Morro Agudo, most tailings are converted for sale, and the product is stored temporarily at two products dams until it is sold. A separate tailings dam is used to store tailings that are not convertible into product.
•	At our Ambrósia mine, there is one effluent dam in active use. In 2020 the mine was closed, and it is in process of decommissioning.
•	At Vazante, tailings are disposed of using a combination of tailings dams and dry stacking; there is one tailings dam and one effluent dam in active use.
•	At Juiz de Fora, there is one tailings dam in active use, three effluent dams in active use and six non-operational tailings dams, five of which are in the process of being decommissioned.
•	At Três Marias, there are three tailings dams in active use and three non-operational tailings dams, which are in the process of being decommissioned.

Smelting Operations

Smelting operations

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity	Metallic Zinc Production in 2021	Zinc Oxide Production in 2021	Other Products
				(in tonnes of refined zinc per year)	(in tonnes of zinc metal available for sale, includes alloys)	(in tonnes of zinc oxide)
Cajamarquilla	Peru	RLE	Metallic zinc (SHG, CGG jumbos and alloys)	344,436	328,129	0	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac) and zinc oxide	192,199	198,367¹	41,713	Cadmium briquettes
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	96,923	81,119²	0	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				633,558	607,615	41,713

(1)	Including 31,492 tonnes of zinc ashes and drosses, as well as metallic zinc used in the production of zinc oxide, zinc granules and zinc powder and 195 tonnes of zinc cathodes transferred from Juiz de Fora.
(2)	Including 2,649 tonnes of zinc ashes and drosses. It does not include zinc cathode to Três Marias.

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

Smelter sales

We produce various kinds of refined zinc products. In 2021, we sold a total of 577.9 thousand tonnes of our metallic zinc line of products (including SHG, CGG jumbos, alloys, and Zamac). In addition, we commercialized 40.9 thousand tonnes of zinc oxide at 80% standard zinc content in 2021, totaling 618.8 thousand tonnes of zinc metal products sold.

In March 2021, one of our calcine suppliers in Peru shut down its facility, reducing our calcine availability and, consequently, impacting our production and sales. However, we were able to mitigate this supply decrease by sourcing raw materials from other suppliers, in addition to sales of third-party products. Nonetheless, we anticipate that this will have an impact on our smelter’s production in 2022.

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America and the only zinc smelter in Latin America outside Mexico and Brazil, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 344.4 thousand tonnes of metallic zinc, the Cajamarquilla smelter produced 328.1 thousand tonnes of zinc metal available for sale in 2021. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine and waelz oxide processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

Smelting Operations

The Cajamarquilla smelter produces zinc primarily from zinc concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2021, the Cajamarquilla smelter consumed approximately 344.3 thousand tonnes of zinc contained in concentrates. In 2021, 37.9% of the zinc contained in concentrates used by the Cajamarquilla smelter was sourced from our mines in Peru and 62.1% was purchased from third parties.

In 2021, the Cajamarquilla smelter sold approximately 333.4 thousand tonnes of metallic zinc, of which 39.1% of the volume was sold to Latin America (including Mexico), 16.4% to Europe, 10.9% to the United States, 3.1% to international traders, 25.5% to Asia and 5.1% to Africa. The Cajamarquilla smelter also produces sulfuric acid, silver concentrate, copper cement, manganese dioxide, oxides (ashes) and cadmium sticks. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Cajamarquilla for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Input (in tonnes)
Zinc Contained in Concentrate from Our Mines	]130,614	119,843	135,104
Zinc Contained in Concentrate from Third Parties	213,703	202,687	230,938
Secondary Raw Material	9,583	1,966	—
Total Inputs	353,899	324,495	366,042
Zinc Recovery (%)	94.3	93.7	94.1

Brownfield project

Conversion to Jarosite process

In 2017, we announced our intention to convert our Cajamarquilla smelter to the Jarosite process, which would allow for the recovery of a greater percentage of zinc. The project was estimated to improve the zinc recovery rate by 3.0% at the Cajamarquilla smelter. We initiated the construction phase in 2018 and during 2019 civil works and procurement activities continued to progress. In December 2019, the implementation of the conversion process was suspended due to problems with contractors and suppliers. We intend to reassess the project throughout 2022.

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 250 km from the Morro Agudo mine and 253 km from the Vazante mine and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from the Morro Agudo mine, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operations of the Vazante and Morro Agudo mines, and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 192.2 thousand tonnes of refined metal per year. Production in 2021 totaled 198.4 thousand tonnes of zinc metal available for sale.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2021, this smelter consumed approximately 191.2 thousand tonnes of zinc contained in concentrates and 3.2 thousand tonnes of secondary raw material.

In 2021, Três Marias sold approximately 163.7 thousand tonnes of metallic zinc and 40.9 thousand tonnes of zinc oxide, of which 83.6% of the volume was sold to Latin America (including Mexico), 0.0% to international traders, 9.1% to Africa, 3.2% to Asia, 3.2% to Europe and 0.9% to the United States. The Três Marias smelter also produces copper/cobalt cement, Oxides (ashes) and cadmium briquettes. These products are sold to local customers.

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed and fertilizer industries. In 2021, the production of zinc oxide was approximately 41.7 thousand tonnes. In zinc content, approximately 69.8% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 30.2% of raw material from third parties, in the form of dross and skims, to produce zinc oxide as well as the generation of by-products.

Smelting Operations

In 2021, the request for environmental licensing for a new expansion of the Três Marias tailings dam was submitted to the environmental agency of the state of Minas Gerais. For more information, see “Mining Operations—Tailings Disposals—Regulatory framework.”

The following table presents the historical concentrates processed and zinc recovery rate in Três Marias for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Inputs (in tonnes) (1)
Zinc Contained in Concentrate from Our Mines	161,070	176,893	178,928
Zinc Contained in Concentrate from Third Parties	30,148	26,403	22,470
Secondary Raw Material	3,231	1,374	2,642
Total Inputs	194,449	204,669	204,040
Zinc Recovery (%)	94.7	94.8	94.3

(1) Impacted by higher secondary raw material consumption and concentrates with contaminants (mainly iron and arsenic).

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 96.9 thousand tonnes of metallic zinc per year. In 2021, Juiz de Fora produced 81.1 thousand tonnes of zinc metal available for sale. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc from zinc concentrates and recycled zinc secondary feeds. In 2021, this smelter consumed 68.6 thousand tonnes of zinc contained in concentrates and 16.4 thousand tonnes of zinc from secondary raw material and secondary sources. This smelter also produces sulfuric acid, sulfur dioxide, silver concentrate and copper sulfate.

In 2021, the Juiz de Fora smelter sold approximately 80.8 thousand tonnes of metallic zinc, of which 100.0% of the volume was sold to Latin America (including Mexico).

The smelter operated at 60% of its normal production capacity in May and June 2020, in anticipation of a lower market demand due to the global economic conditions due to the COVID-19 pandemic. The Juiz de Fora smelter returned to normal production level during the second half of 2020. In 2021, although we had planned and unplanned maintenances, the Juiz de Fora Smelter operated at high-capacity utilization rates.

The following table presents the historical concentrates processed and zinc recovery rate in Juiz de Fora for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	27,873	22,291	39,125
Zinc Contained in Concentrate from Third Parties	40,704	47,500	37,763
Secondary Raw Material	16,356	14,925	16,367
Total Inputs	84,933	84,716	93,255
Zinc Recovery (%)	93.6	92.8	93.4

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

The Peruvian zinc concentrate supplied to the Brazilian smelters is loaded in bulk 17,000 tonne shipments and sent to the Port of Rio de Janeiro, where it is cleared through customs and then loaded into railcars to the Juiz de Fora smelter or into trucks and railcars to the Três Marias smelter. The ocean freight for this Peruvian zinc is covered by a long-term freight contract.

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

Sales and marketing

We sell most of our products through supply contracts with terms between one and four years. Only a small portion of our products is sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF, FOB and other delivery terms based on Incoterms 2010/2020. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end users and global traders. As a result, we can obtain competitive commercial terms for our products in the long-term. In 2021, our top 10 metallic zinc customers represented approximately 47.9% of the total sales volume for such products, with our top 10 zinc oxide customers representing 58.9% of the total sales volume for that product, and our top three concentrate customers represented approximately 90% of the total sales volume for such products, in each case excluding intercompany sales.

Other Operations

Concentrates

In 2021, 100.0% of our total production volume of zinc concentrates went to our smelting operations in Peru and Brazil. In 2021, we did not sell Zinc concentrates produced from our Peruvian operations to third-party customers. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements, and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2021, 50.5% of the total zinc raw material consumption in our smelters was produced by our mines and 49.5% was purchased from third parties or obtained from secondary raw materials.

Refined Metals

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•	São Paulo, Brazil;
•	Lima, Peru;
•	Houston, United States; and
•	Luxembourg, Grand Duchy of Luxembourg.

We hold a leadership position in our home market, Latin America (excluding Mexico), with an estimated market share of 87.8% in 2021, according to our sales volume, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In other regions, we hold a strategic position, with estimated market share of 25.2% in Africa, 2.9% in North America, 2.7% in Europe and 1.0% in Asia, according to our sales volumes, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In recent years, we have increased our sales of metallic zinc and zinc oxide to end users in attractive markets, consolidating a commercial network in place to support volume growth.

In 2021, 85.3% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 14.7% of our total sales were to international traders. Our products are sold to end users in the transport, construction, infrastructure, consumer goods and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2021, 61.7% were to Latin America (including Mexico), 9.9% to Europe, 6.2% to the United States, 5.8% to Africa and 14.8% to Asia, with the remaining 1.7% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month or month prior to shipment.

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 25 different by-products, most of which are sold based on the characteristics of each market or region.

Other Operations

Power and energy supply

Peru

With respect to our Peruvian operating units, we obtained 98.0% (1,862 GWh) of the electricity for our operations from the SEIN and 2.0% (37.2 GWh) from our own hydroelectric power plants. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 11,824 kilowatts, or kW. We also received our energy from third parties through electricity supply contracts. Our Cerro Lindo, El Porvenir and Atacocha units have electricity supply contracts with Electroperú S.A., which cover 100% (273.6 GWh), 100% (128.6 GWh) and 37.2% (22.0 GWh) of their electricity requirements, respectively. In July 2019, we signed a new long-term energy agreement with Electroperú S.A, a well-known Peruvian state-owned company, which started supplying energy our operations in Peru in January 2020, totaling a supply of 1,842 GWh in 2021. Electroperú was the sole supplier for our operations in Peru following the expiration of an electricity spot supply contract between the Cajamarquilla unit and Engie Energía Perú S.A. (formerly Enersur S.A.) in July 2020.In June 2021, however, another spot contract was signed with Kallpa Generación S.A. for the supply of electricity to the Cajamarquilla unit. The contract, which expired on December 31, 2021, was automatically renewed for another six months, supplying a total of 19.4 GWh in 2021.

The following table sets forth the energy sources and electricity consumption with respect to our Peruvian operating units in 2021.

Operating Unit	Energy Source	Total Energy Consumed in 2021 (GWh)	Percentage of Total Energy Usage in 2021
Third Party
Cerro Lindo	Third Party (Electroperú S.A.)	273.6	14.4%
El Porvenir	Third Party (Electroperú S.A.)	128.6	6.8%
Atacocha	Third Party (Electroperú S.A.)	22.0	1.1%
Cajamarquilla	Third Party (Kallpa Generación S.A.)	25.8	1.4%
Cajamarquilla	Third Party (Electroperú S.A.)	1,411.7	74.3%
Total Energy Usage		1,861.7	98%
Own Power Plant
El Porvenir	Own Power Plant (Candelaria)	0	0%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	37.2	2%
Total Energy Usage		1,898.9	100%

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.8 MW.

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga River. The plant has been operating since 1953 and its installed rated capacity is 5.9 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1937, and was overhauled in 1984, increasing its installed rated capacity of 1.2 MW. Since the beginning of 2020, Marcopampa has been shut off indefinitely. During 2021, Atacocha consumed 37.2 GWh from these plants, which represented approximately 62.8% of the energy usage of the mine.

Other Operations

Brazil

With respect to our Brazilian operations, as of December 31, 2021, energy supply comes from various contracts, and our subsidiary Pollarix S.A (“Pollarix”).

The five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests: a 21.0% equity participation in Enercan (Campos Novos hydroelectric power plant), a 100.0% ownership of the hydroelectric power plant Picada located in Minas Gerais, a 12.6% equity participation in the Amador Aguiar I, a 12.6% equity participation in the Amador Aguiar II and a 23.9% equity participation in the Igarapava. These plants have hydroelectric power facilities in the states of Minas Gerais, Santa Catarina and São Paulo. All hydroelectric power plants of Pollarix provide electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora).

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

We have a contract with Votorantim Energia, which provides energy from various sites, with a total of supply of 6.89 MW of energy in 2021 with a reference price of R$226/MWh (price annually adjusted for inflation). During 2021, it provided electricity only to the Aripuanã development project.

In January 2020, we began a new long-term energy supply agreement with Furnas, a Brazilian energy company, controlled by Eletrobras, to help address the increased electricity demand in our operations. Nexa Brazil currently consumes nearly all the energy supplied by Pollarix and Votorantim Energia in its existing operations. Furnas provides electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora), with 13.8 MW per year of energy, which represented 7.3% of our total energy purchased, with a reference price of R$154/MWh (price will be annually adjusted for inflation). The agreement is valid for 15 years.

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2021.

Operating Unit	Energy Source	Total Energy Consumed in 2021 (GWh)	Percentage of Total Energy Usage in 2021
Third Party and Own Power Plants	Pollarix S.A. and Furnas S.A.
Morro Agudo		70.8	4.8%
Vazante		254.5	17.3%
Três Marias		753.8	51.2%
Juiz de Fora		392.5	26.7%
Total Energy Usage		1,471.6	100%

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River. The plant has an installed capacity of 880 MW and has been authorized by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL), to produce 379.7 MWavg. In 2021, the plant’s physical guarantee for ballast purposes was 3,211 GWh, 21% of this total was acquired to our operating plants. During 2021, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 673.7 GWh from Campos Novos, which represented approximately 40.9% of our total energy purchased.

Other Operations

Picada

Picada is a hydroelectric plant located along the Peixe River. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 30.8 MWavg. During 2021, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 264.4 GWh, which represented 16.1% of our total energy purchased.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 134.2 MWavg. During 2021, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 276.1 GWh from Igarapava, which represented approximately 16.8% of our total energy purchased.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 154.4 MWavg. During 2021, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 155.6 GWh from Amador Aguiar I, which represented 9.45% of our total energy purchased.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 131.7 MWavg. During 2021, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 155.6 GWh from Amador Aguiar II, which represented 9.45% of our total energy purchased.

Mineral Reserves and Resources

MINERAL RESERVES AND RESOURCES

Disclosure of Mineral Reserves and Resources

The Securities and Exchange Commission (“SEC”) amendments to its disclosure rules modernizing the mineral property disclosure requirements for mining registrants became effective on January 1, 2021. The amendments include the adoption of S-K 1300, which governs disclosure for mining registrants (the “SEC Mining Modernization Rules”). The SEC Mining Modernization Rules replaced the historical property disclosure requirements for mining registrants that were included in the SEC’s Industry Guide 7 and better align disclosure with international industry and regulatory practices, including the Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”). We began voluntarily complying with the SEC Mining Modernization Rules in our 2020 annual report.

For the meanings of certain technical terms used in this prospectus, see “Additional Information—Glossary.”

As a reporting issuer in Canada, we are also subject to NI 43-101, which is an instrument administered by the provincial and territorial securities regulatory authorities that governs how issuers in Canada disclose scientific and technical information about their mineral projects to the public. NI 43-101 imposes certain requirements in respect of such disclosure, including the requirement to have prescribed information prepared by, or under the supervision of, a qualified person and the filing of NI 43-101 technical reports in the prescribed circumstances. Any reference to a NI 43-101 report is for informational purposes only, and such reports are not incorporated herein by reference.

Descriptions in this report of our mineral deposits prepared in accordance with S-K 1300, as well as similar information provided by other issuers in accordance with S-K 1300, may not be comparable to similar information prepared in accordance with NI 43-101 that is presented elsewhere outside of this report.

The qualified persons that have reviewed and approved the scientific and technical information contained in this annual report are identified in the footnotes to the tables summarizing the Mineral Reserves and Resources estimates below, see “Information on the Company—Mining operations” below. For the meanings of certain technical terms used in this report, see “Additional information—Glossary.”

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of life of mine included in this annual report have been prepared by the qualified persons referred to herein, and in accordance with the technical definitions established by the SEC. Under S-K 1300:

•	Proven Mineral Reserves are the economically mineable part of a Measured mineral resource and can only result from conversion of a measured mineral resource.
•	Probable Mineral Reserves are the economically mineable part of an indicated and, in some cases, a measured mineral resource.
•	Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
•	Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated based on limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

Mineral Reserves and Resources

•	Measured Mineral Resource is that part of a mineral resource for which quantity and grade or quality are estimated based on conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, as defined in S-K 1300, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2021, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2021. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates have been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to our estimates of Mineral Reserves and Resources, see “Risk factors—Risks related to our Mineral Reserves and Resources.”

Mineral Reserves and Resources

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2021, prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Total Attributable(1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	83.48	Proven	20.29	1.61	0.65	21.8	0.21	-	327.4	132.1	14,217	42.3	-
		Probable	16.48	1.21	0.59	22.9	0.20	-	198.7	97.0	12,120	32.6	-
		Subtotal	36.76	1.43	0.62	22.3	0.20	-	526.1	229.1	26,337	74.9	-
El Porvenir Mine(4)	83.48	Proven	2.77	3.70	0.24	68.6	1.08	-	102.5	6.7	6,119	29.8	-
		Probable	10.02	3.54	0.19	69.8	1.03	-	354.6	19.4	22,466	103.6	-
		Subtotal	12.79	3.57	0.20	69.5	1.04	-	457.1	26.2	28,585	133.4	-
Vazante(5)	100	Proven	7.39	8.90	-	17.3	0.25	-	657.6	-	4,097	18.8	-
		Probable	8.52	8.66	-	10.6	0.19	-	737.6	-	2,896	16.4	-
		Subtotal	15.91	8.77	-	13.7	0.22	-	1,395.2	-	6,992	35.3	-
Aripuanã(6)	100	Proven	8.97	3.80	0.28	35.7	1.43	0.26	340.7	25.4	10,279	128.1	75.2
		Probable	12.82	3.47	0.19	32.1	1.31	0.32	445.0	24.6	13,216	167.4	132.8
		Subtotal	21.79	3.61	0.23	33.5	1.36	0.30	785.6	50.0	23,496	295.5	208.0

Total		Proven	39.42	3.62	0.42	27.4	0.56	0.06	1,428.2	164.2	34,712	219.0	75.2
		Probable	47.84	3.63	0.29	33.0	0.67	0.09	1,735.9	141.0	50,698	320.0	132.8
		Total	87.25	3.63	0.35	30.5	0.62	0.07	3,164.0	305.3	85,410	539.1	208.0

Notes:

* Numbers may not add due to rounding.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest	Class	Total(2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold

	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	83.48	Proven	24.30	1.61	0.65	21.8	0.21	-	392.2	158.3	17,030	50.6	-
		Probable	19.74	1.21	0.59	22.9	0.20	-	238.0	116.2	14,519	39.1	-
		Subtotal	44.04	1.43	0.62	22.3	0.20	-	630.3	274.4	31,549	89.7	-
El Porvenir Mine(4)	83.48	Proven	3.32	3.70	0.24	68.6	1.08	-	122.8	8.1	7,329	35.7	-
		Probable	12.00	3.54	0.19	69.8	1.03	-	424.8	23.3	26,912	124.1	-
		Subtotal	15.32	3.57	0.20	69.5	1.04	-	547.5	31.3	34,242	159.8	-
Vazante(5)	100	Proven	7.39	8.90	-	17.2	0.25	-	657.6	-	4,097	18.8	-
		Probable	8.52	8.66	-	10.6	0.19	-	737.6	-	2,896	16.4	-
		Subtotal	15.91	8.77	-	13.7	0.22	-	1,395.2	-	6,992	35.3	-
Aripuanã(6)	100	Proven	8.97	3.80	0.28	35.7	1.43	0.26	340.7	25.4	10,279	128.1	75.2
		Probable	12.82	3.47	0.19	32.1	1.31	0.32	445.0	24.6	13,216	167.4	132.8
		Subtotal	21.79	3.61	0.23	33.5	1.36	0.30	785.6	50.0	23,496	295.5	208.0

Total		Proven	43.98	3.44	0.44	27.4	0.53	0.05	1,513.3	191.7	38,736	233.3	75.2
		Probable	53.08	3.48	0.31	33.7	0.65	0.08	1,845.4	164.0	57,543	347.0	132.8
		Total	97.06	3.46	0.37	30.9	0.60	0.07	3,358.6	355.7	96,279	580.2	208.0

Notes:

* Numbers may not add due to rounding.

(1)	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm. The total tonnage and content amounts presented in this table represent Nexa’s attributable ownership basis.

(2)	The qualified person for the Mineral Reserves estimate is SLR Consulting Ltd., an independent mining consulting firm. The total amounts and content presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the Mineral Reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Mineral Reserves and Resources

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at an NSR break-even cut-off value of US$38.73/t processed. Some incremental material with values between US$29.13/t and US$38.84/t was included. Mineral Reserves are estimated using average long-term metal prices of Zn: US2,722.20/t (US$1.23/lb), Pb: US$1,997.21/t (US$0.91/lb); Cu: US$7,288.26/t (US$3.31/lb); and Ag: US$19.68/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades 88.1% for Zn, 68.9% for Pb, are 86.6% for Cu, and 68.8% for Ag. A minimum mining width of 5.0m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at NSR cut-off grade values ranging from US$57.63/t to US$62.19/t depending on the zone and mining method. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,722.20/t (US$ 1.23/lb); Pb: US$1,997.21/t (US$0.91/lb); Cu: US$7,288.26/t (US$3.31/lb); and Ag: US$19.68/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 89.59% for Zn,77.74% for Pb, 14.29% for Cu, and 63% for Ag. Minimum mining width of 5.0m was applied. Average Bulk density of 3.12 t/m3.

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a cut-off grade of 4% Zn. Mineral Reserves are estimated using average metal prices of Zn: US$2,722.20/t Zn, US$1,997.21/t Pb and US$19.68/oz Ag (using an average long term U.S. dollar to Brazilian real exchange rate of 4.98). Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 84.7% for Zn, 22.1% for Pb, and 42.0% for Ag. A minimum mining width of 4.0m was applied. Average Bulk density of 3.1 t/m3

(6)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR break-even cut-off value of US$47.91/t processed. Some incremental material with values between US$39.79/t and US$47.91/t was included. Mineral Reserves are estimated using average long-term metal prices of Zn: Zn: US2,722.20/t (US$1.23/lb), Pb: US$1997.21/t (US$0.91/lb); Cu: US$7,288.26/t (US$3.31/lb); Au: US$1,454.12/oz; and Ag: US$19.68/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.4% for Zn, 83.3% for Pb, 59.3% for Cu, 76.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 87.8% for Cu, 50.0% for Ag, and 63.0% for Au. A minimum mining width of 4.0m was applied.

Mineral Reserves and Resources

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2021 prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)	Class	Total Attributable(1)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	83.48	Measured	3.24	1.93	0.61	21.6	0.23	-	62.5	19.8	2,249	7.4	-
		Indicated	2.97	1.04	0.48	28.1	0.26	-	30.9	14.3	2,685	7.8	-
		Subtotal	6.21	1.50	0.55	24.7	0.24	-	93.4	34.1	4,934	15.2	-
		Inferred	6.87	1.40	0.29	39.2	0.46	-	96.2	19.9	8,659	31.6	-
El Porvenir Mine(4)	83.48	Measured	0.54	2.66	0.20	60.7	0.85	-	14.4	1.1	1,059	4.6	-
		Indicated	2.53	2.96	0.20	48.2	0.76	-	74.9	5.1	3,919	19.2	-
		Subtotal	3.07	2.91	0.20	50.4	0.78	-	89.3	6.1	4,979	23.8	-
		Inferred	8.70	3.85	0.21	69.2	0.95	-	334.9	18.3	19,353	82.6	-
Vazante Mine(5)	100.0	Measured	2.34	3.63	-	6.4	0.12	-	84.9	-	466	2.8	-
		Indicated	2.94	5.53	-	3.4	0.07	-	162.7	-	311	2.1	-
		Subtotal	5.28	4.69	-	4.7	0.09	-	247.6	-	777	4.9	-
		Inferred	15.44	7.72	-	11.2	0.19	-	1,192.1	-	5,395	30.0	-
Aripuanã Project(6)	100.0	Measured	0.44	1.79	0.34	17.5	0.59	0.35	7.9	1.5	248	2.6	5.0
		Indicated	2.80	2.18	0.30	19.9	0.74	0.48	61.0	8.4	1,791	20.7	43.2
		Subtotal	3.24	2.13	0.31	19.6	0.72	0.46	68.9	9.9	2,039	23.3	48.2
		Inferred	38.48	3.51	0.33	35.5	1.29	0.55	1,350.6	127.0	43,919	496.4	680.4
Total		Measured	6.56	2.59	0.34	19.1	0.27	0.02	169.7	22.4	4,022	17.4	5.0
		Indicated	11.24	2.93	0.25	24.1	0.44	0.12	329.5	27.8	8,706	49.8	43.2
		Subtotal	17.80	2.80	0.28	22.2	0.38	0.08	499.2	50.2	12,728	67.2	48.2
		Inferred	69.49	4.28	0.24	34.6	0.92	0.30	2,973.8	165.2	77,326	640.6	680.4

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2021 prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)	Class	Tonnage(2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo Mine(3)	83.48	Measured	3.88	1.93	0.61	21.6	0.23	-	74.9	23.7	2,694	8.9	-
		Indicated	3.56	1.04	0.48	28.1	0.26	-	37.0	17.1	3,216	9.3	-
		Subtotal	7.44	1.50	0.55	24.7	0.24	-	111.9	40.8	5,910	18.2	-
		Inferred	8.23	1.40	0.29	39.2	0.46	-	115.2	23.9	10,372	37.9	-
El Porvenir Mine(4)	83.48	Measured	0.65	2.66	0.20	60.7	0.85	-	17.3	1.3	1,269	5.5	-
		Indicated	3.03	2.96	0.20	48.2	0.76	-	89.7	6.1	4,695	23.0	-
		Subtotal	3.68	2.91	0.20	50.4	0.78	-	107.0	7.4	5,964	28.5	-
		Inferred	10.42	3.85	0.21	69.2	0.95	-	401.2	21.9	23,183	99.0	-
Vazante Mine(5)	100	Measured	2.34	3.63	-	6.4	0.12	-	84.9	-	466	2.8	-
		Indicated	2.94	5.53	-	3.4	0.07	-	162.7	-	311	2.1	-
		Subtotal	5.28	4.69	-	4.7	0.09	-	247.6	-	777	4.9	-
		Inferred	15.44	7.72	-	11.2	0.19	-	1,192.1	-	5,395	30.0	-
Aripuanã Project(6)	100	Measured	0.44	1.79	0.34	17.5	0.59	0.35	7.9	1.5	248	2.6	5.0
		Indicated	2.80	2.18	0.30	19.9	0.74	0.48	61.0	8.4	1,791	20.7	43.2
		Subtotal	3.24	2.13	0.31	19.6	0.72	0.46	68.9	9.9	2,039	23.3	48.2
		Inferred	38.48	3.51	0.33	35.5	1.29	0.55	1,350.6	127.0	43,919	496.4	680.4
Total		Measured	7.31	2.53	0.36	19.9	0.27	0.02	185.0	26.5	4,677	19.8	5.0
		Indicated	12.33	2.84	0.26	25.3	0.45	0.11	350.4	31.6	10,013	55.1	43.2
		Subtotal	19.64	2.73	0.30	23.3	0.38	0.08	535.4	58.1	14,690	74.9	48.2
		Inferred	72.57	4.22	0.24	35.5	0.91	0.29	3,059.1	172.8	82,869	663.3	680.4

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(1)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

Mineral Reserves and Resources

(2)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$ 38.84/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb), Pb: US$2,296.79/t (US$1.04/lb); Cu: US$8,381.50/t (US$3.80/lb); and Ag: US$22.63/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades 88.1% for Zn, 68.9% for Pb, are 86.6% for Cu, and 68.8% for Ag. A minimum mining width of 4.0m was used to create resource shapes. Bulk density varies depending on mineralization domain.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at NSR cut-off grade values ranging from of US$57.45/t to US$60.39/t for SLS areas and US$ 59.24/t to US$62.18 for C&F areas depending on the zone. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb), Pb: US$2,296.79/t (US$1.04/lb); Cu: US$8,381.50/t (US$3.80/lb) and Ag: US$22.63/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 89.59% for Zn, 77.74% for Pb, 14.29% for Cu, and 63% for Ag. A minimum mining width of 4.0m and 3.0m was used for C&F and SLS resource stopes shapes respectively. Bulk density varies depending on mineralization domain.

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (Calamine) the resources are estimated at a NSR cut-off value of US$20.33/t for soil and US$22.18/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated ate a NSR cut-off value of US$20.62/t and for Hypogene Mineralization (Willeminte) a cut-off value of US$ 52.95/t for all resources shapes. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb), Pb: US$2,296.79/t (US$1.04/lb); and Ag: US$22.63/oz (using an average long-term U.S. dollar to Brazilian real exchange rate of 4.98). Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average hypogene head grades are 84.7% for Zn, 22.1% for Pb, and 42.0% for Ag. Bulk density was assigned based on rock type.

(6)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources reported using a cut-of value of US$47.91/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb), Pb: US$2,296.79/t (US$1.04/lb); Cu: US$8,381.50/t (US$3.80/lb); Au: US$1,672.24/oz; and Ag: US$22.63/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.4% for Zn, 83.3% for Pb, 59.3% for Cu, 76.0% for Ag, and 70.0% for Au. Recoveries at the LOM average head grades for stringer material are 87.8% for Cu, 50.0% for Ag, and 63.0% for Au. Bulk density varies depending on mineralization domain.

Mineral Reserves and Resources

The following table shows our estimates of Attributable Mineral Resources for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2021 prepared in accordance with Regulation S-K 1300.

	Ownership (%)	Class	Total Attributable(1)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground Mine)(3)	75.96	Measured	2.88	4.87	-	101.1	1.98	-	140.2	-	9,358	57.0	-
		Indicated	3.33	4.14	-	75.6	1.41	-	137.7	-	8,084	46.9	-
		Subtotal	6.21	4.48	-	87.4	1.67	-	277.9	-	17,442	103.9	-
		Inferred	6.19	4.43	-	81.8	1.25	-	274.2	-	16,281	77.4	-
Atacocha (Open pit Mine)(4)	75.96	Measured	2.49	1.10	-	28.9	0.81	0.21	27.4	-	2,315	20.2	16.8
		Indicated	6.20	1.07	-	30.8	0.94	0.18	66.3	-	6,138	58.3	35.9
		Subtotal	8.69	1.08	-	30.3	0.90	0.19	93.7	-	8,453	78.5	52.6
		Inferred	1.52	0.93	-	32.0	0.92	0.26	14.1	-	1,563	14.0	12.7
Morro Agudo Mine(5)	100.0	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	13.92	3.39	-	-	0.59	-	472.1	-	-	82.4	-
		Subtotal	13.92	3.39	-	-	0.59	-	472.1	-	-	82.4	-
		Inferred	4.40	3.26	-	-	0.47	-	143.6	-	-	20.8	-
Total		Measured	5.37	3.12	-	67.6	1.44	0.10	167.6	-	11,673	77.2	16.8
		Indicated	23.45	2.88	-	18.9	0.80	0.05	676.1	-	14,222	187.6	35.9
		Subtotal	28.82	2.93	-	27.9	0.92	0.06	843.7	-	25,895	264.8	52.6
		Inferred	12.11	3.57	-	45.8	0.93	0.03	431.9	-	17,844	112.2	12.7

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2021 prepared in accordance with Regulation S-K 1300.

	Ownership (%)	Class	Tonnage(2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground Mine)(3)	75.96	Measured	3.79	4.87	-	101.1	1.98	-	184.6	-	12,319	75.0	-
		Indicated	4.38	4.14	-	75.6	1.41	-	181.3	-	10,643	61.8	-
		Subtotal	8.17	4.48	-	87.4	1.67	-	365.9	-	22,962	136.8	-
		Inferred	8.15	4.43	-	81.8	1.25	-	361.0	-	21,434	101.9	-
Atacocha (Open pit Mine)(4)	75.96	Measured	3.28	1.10	-	28.9	0.81	0.21	36.1	-	3,048	26.6	22.1
		Indicated	8.16	1.07	-	30.8	0.94	0.18	87.3	-	8,080	76.7	47.2
		Subtotal	11.44	1.08	-	30.3	0.90	0.19	123.4	-	11,128	103.3	69.3
		Inferred	2.00	0.93	-	32.0	0.92	0.26	18.6	-	2,058	18.4	16.7
Morro Agudo Mine(5)	100.0	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	13.92	3.39	-	-	0.59	-	472.1	-	-	82.4	-
		Subtotal	13.92	3.39	-	-	0.59	-	472.1	-	-	82.4	-
		Inferred	4.40	3.26	-	-	0.47	-	143.6	-	-	20.8	-
Total		Measured	7.07	3.12	-	67.6	1.44	0.10	220.7	-	15,367	101.6	22.1
		Indicated	26.46	2.80	-	22.0	0.83	0.06	740.7	-	18,723	220.9	47.2
		Subtotal	33.53	2.87	-	31.6	0.96	0.06	961.4	-	34,090	322.5	69.3
		Inferred	14.55	3.60	-	50.2	0.97	0.04	523.2	-	23,492	141.1	16.7

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

(1)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a NSR cut-off value of US$18.17/t. Some marginal material with cut-off value of US$15.66/t was included. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb), Pb: US$2,296.79/t (US$1.04/lb); and Ag: US$22.63/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 85.44% for Zn, 84.92% for Pb, and 76% for Ag. A minimum mining width of 4.0m was used.

(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$18.17/t. Some marginal material with cut-off value of US$15.66/t was included. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb), Pb: US$2,296.79/t (US$1.04/lb); Cu: US$8,381.50/t (US$3.80/lb); Au: US$1,672.24/oz; and Ag: US$22.63/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 76.05% for Zn, 80.0% for Pb, 76% for Ag, and 53% for Au. Density was assigned based on rock type

(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within underground mining shapes and the NSR cut-off values are calculated based on the life of mine costs for each mine. Morro Agudo: US$ 39.20/t and Bonsucesso: US$ 47.10/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,130.52/t (US$1.42/lb) and Pb: US$2,296.79/t (US$1.04/lb). Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 89.84% for Zn and 75.52% for Pb. A minimum thickness of 3.0m was applied for Bonsucesso and 4.5m for Morro Agudo underground. Density was assigned based on rock type.

Internal Controls Disclosure

Nexa has used well-established quality assurance/quality controls (“QA/QC”) protocols since 2007 for core samples from operating mines and its Brownfield/Greenfield projects. Nexa has used a corporate database (GDMS Fusion) from Datamine since 2017, which replaced the previous corporate database system used from 2007 to 2016. The current database system has several default laboratory packages, specific for different Business Units (ore deposit types/countries) with pre-defined preparation and assay methods, reporting units and over-limit methods. All assay dispatches from all mines and projects follows the same protocols for each medium type (core, rock, soil, stream sediment samples). All written protocols are in a corporate internal system that requires revisions and updates every three years.

Nexa Quality Control include three types of duplicates (pulp, coarse rejects and half core duplicates), blank controls and certified standards. Inter-laboratory checks are also carried out on an annual basis at certified laboratories. Fusion database has a collection of pre-defined QA/QC charts for each type of control where Nexa parameters for each control are built in. All blanks and certified standards are approved and registered in Fusion by the database administrator. Nexa protocols for construction and certification of new standards from operating mines and projects include a minimum of ten laboratories and minimum of five samples per lab in the Round Robin. Laboratories need to be form different continents and only three laboratories from the same group are allowed.

Every mine and advanced project provides a detailed QA/QC report at least once a year, which is appended to the updated mineral resources technical reports prepared by our engineers.

Mineral Reserves and Resources

With respect to the verification of analytical procedures, Nexa carries out periodic reviews of the QA/QC programs to ensure that an adequate level of quality is maintained in the process of sampling, preparing and testing drill core samples and that the QA/QC programs are designed and implemented to prevent or detect contamination and allow analytical precision and accuracy to be quantified. Nexa’s internal qualify person performed this review and concluded that Nexa's QA/QC programs meet or exceed industry standards and the data are suitable for Mineral Resources and Mineral Reserves purposes.

Internally, regular data verification workflows are carried out to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration, mine geologists, and verified routinely for consistency.

The Mineral Resource and Mineral Reserve estimates are supported by a review of the recent operation results including operating costs, production, metallurgical performance and reconciliation. The LOM plan supporting the estimates includes consideration of changes to the permits required, capital costs, tailings capacity and other production constraints. The estimates are subject to normal industry risks including metal prices, metallurgical performance and geological modeling. For geological risk Nexa has modeling and estimation procedures following mining industry best practices including drilling, borehole survey, core logging, sampling, and density protocols.

Capital Expenditures

Capital expenditures

Our capital expenditures from January 1, 2019 through December 31, 2021 totaled US$1,254.7 million and we have budgeted US$385.1 million for 2022 for investments in projects that are currently underway, reflecting a 24.2% decrease compared to our 2021 investment mainly driven by Aripuanã. The following table sets forth our capital expenditures for the periods indicated.

For the Year Ended December 31,
2021	2020	2019

	(in millions of US$)
Capital Expenditures
Expansion (1)	271.2	221.7	188.5
Modernization	8.8	8.1	18.5
Sustaining	189.0	107.5	138.0
Health, Safety and Environment (“HSE”)	31.6	16.2	57.4
Others	3.6	1.3	7.7
Subtotal	504.3	354.8	410.1
Reconciliation to Financial Statements (2)	3.6	(18.3)	0.2
Total	507.9	336.5	410.3

(1)	For a description of the projects, see “Information on the Company—Mining operations.”
(2)	The amounts under “Reconciliation to Financial Statements” are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits"

Our main capital expenditures during the years ended December 31, 2021, 2020 and 2019 include the following:

•	In 2021, our capital expenditures were US$507.9 million, a 50.9% increase compared to 2020, mainly due to expenditures related to the construction of the Aripuanã project (50.7% of total Capex) and higher non-expansion investments, including an increase in Sustaining and HSE expenses to historical levels, which were minimal in 2020 due to the impact of the COVID-19 pandemic.
•	In 2020, our capital expenditures were US$336.5 million, mainly due to effects of the COVID-19 pandemic in international prices and demand in 1H21, leading to our decision to reduce exploration projects and maintain only essential investments (non-expansion), except for Aripuanã. In 2020, 65.9% of our capital expenditures were related to expansion, primarily the construction of Aripuanã (US$187 million), as well as the Vazante mine deepening project (US$13 million), which aims to extend the life of mine by seven years.
•	In 2019, our capital expenditures were US$410.3 million, mainly allocated to the following projects: the continuation of construction at the Aripuanã greenfield project; the Vazante mine deepening project; sustaining capital expenditures; and the construction of our dry-stacking tailings disposal facility in Vazante.

For 2022, we have budgeted US$385 million to invest in projects that are currently underway. Our main projects include US$75 million directed towards expansion projects, of which US$59 million is allocated to construction of the Aripuanã project and US$292 million towards mainly to sustaining and HSE investments.

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

Environmental, Social and Governance (“ESG”)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”)

We are committed to fully integrating sustainability into our business through a comprehensive approach based on systematic planning and execution, prioritizing risk and impact management, and establishing a positive social, economic and environmental legacy in the places where we operate. Our practices related to ESG are continuously evolving to adapt to new frameworks and consider best practices, as well as to respond to stakeholder feedback.

Nexa integrates sustainability practices into its business, focused on generating a positive social, economic and environmental impact in the places where it operates. Within this context, the Company has a multidisciplinary and integrated task force that is currently complementing and defining its Environmental, Social and Governance (“ESG”) strategy and future actions including risks analyses with respect to climate change and global, regional and local weather conditions, as well as those related to the emission of greenhouse gases, among other matters. The Company’s objective is to continuously evolve and adapt to new frameworks, and regulatory and disclosure requirements as well as to respond to its stakeholder feedback. As a result of these definitions, the Company could have in the future some change in its accounting estimates, assumptions and judgments regarding new definitions, practices or commitments that would be assumed by management in relation to its ESG strategy.

Our sustainability approach is set out in our code of conduct and Compliance and Sustainability policies. We adhere to the United Nation’s Global Compact and the goals related to our material topics discussed below seek to contribute to fulfilling the UN’s Sustainable Development Goals (“SDGs”). Our current material topics and ESG initiatives, as discussed below, strive to meet the SDGs.

We view ESG as core to our efforts to generate shareholder and social-environmental value, including:

•	Putting the health, safety and well-being of our people first;
•	Being environmentally responsible and accountable;
•	Respecting and fostering the human rights agenda; and
•	Supporting and constantly dialoging with the communities where we operate.

Sustainability and Capital Projects Committee, Compensation, Nominating and Governance (“CNG”) Committee, and Audit Committee reporting

Our board of directors oversees our ESG strategy, given its strategic importance to the Company and our operations. The board of directors is responsible for guidance, governance and oversight of ESG, and overseeing the Company’s twelve current material topics described below, that emerged from the Nexa materiality matrix. The board committees, and in particular the CNG committee, the sustainability committee and the audit committee, support the board in its monitoring and oversight of ESG matters.

In 2017, we established a CNG committee to assist our board of directors in fulfilling its governance and supervisory responsibilities and advise our board of directors with respect to evaluation and monitoring of compensation models and policies and other related matters. The committee’s responsibilities also include the supervision and approval of our social responsibility plans and policies. In 2019, we established a sustainability and capital projects committee (“sustainability committee”) to oversee sustainability-related issues, which include the prioritization of safe and sustainable business practices with respect to environmental, health, safety and social matters, as well as the management and governance of our tailings disposals. In 2020, the sustainability committee assumed oversight of capital projects, as well. Its role expanded to monitor technical, economic and social issues with respect to our projects, including exploration, development, licensing, construction and operation of mines and metallurgical plants and key assets for our strategy and growth.

During 2021, our CNG and sustainability committees oversaw and contributed to our ESG strategy plan. The CNG committee focused on the governance approach, while the sustainability committee oversaw and contributed to the environmental and social aspects of ESG. Both committees ensured that we were considering material and relevant topics to Nexa and its stakeholders, as well as proposing reasonable ESG targets and benchmarks. Our sustainability committee also oversaw a study that focused on market references, benchmarks and frameworks, including ratings agencies such as S&P, Sustainalytics and MSCI, to guide our progress with respect to ESG disclosure and transparency. The CNG committee oversaw a study both contemplating external and internal governance aspects, such as industry best practices, board members and executives’ interviews, benchmarks evaluation, ESG rating methodology survey and simulations, extensive debates through leadership workshops and oriented meetings resulting in a new suggested ESG Governance framework for 2022 that could enable the Company to enhance its position in the industry and capture potential opportunities.

Environmental, Social and Governance (“ESG”)

The audit committee is also involved in ESG matters, in particular with respect to the analysis of the impact on financial reporting, as well as preparedness in order to meet financial reporting and disclosure requirements that may be implemented in the near future.

In 2022, we intend to publish a sustainability report that will outline our ongoing commitment to ESG and discuss a range of strategy, risk and governance-related matters that we have implemented or are implementing to accelerate our ESG initiatives. We also intend to develop a dedicated website in order to provide our stakeholders and investors with greater transparency about our ESG initiatives.

Nexa Materiality Matrix

The Nexa materiality matrix defines the issues that are most relevant to our business and our stakeholders, guiding how we plan and execute our ESG initiatives. We use this matrix to help inform our sustainability strategies and to ensure that our sustainability disclosures include the issues of most interest to our business and stakeholders in line with the principles established by the International Integrated Reporting Council (“IIRC”) and Global Reporting Initiative (“GRI”). In 2020, we updated our matrix to evaluate the most relevant topics for the mining and metals sector by incorporating the Sustainability Accounting Standards Board (“SASB”) guidelines for the mining and metals sector and other sector benchmarks. The matrix additionally includes a survey of external stakeholders. We combined the results of these surveys with insights from our sustainability committee and leadership teams to define the 12 material topics that are most relevant to us and to our stakeholders. By reviewing these material topics regularly, we seek to guide our reporting and management strategies, considering the short, medium and long-term context, impacts, risks and opportunities of each material topic.

In 2020, we revised our previous eight material topics relating to corporate goals and ESG management guidelines – waste and tailings management, climate change (formerly called emissions), water resources management, social management (formerly called local development), health, safety and wellness, diversity (formerly called people), decommissioning and human rights (which was excluded because the scope of this topic will be addressed by others material topics) – and added five new topics: dam management, innovation, ethics and compliance, operational excellence and reputation.

In 2021, we began to define the key performance indicators (“KPIs”) and goals for each material topic until 2030, providing further transparency with respect to our socio-environmental management goals, and how they align with our business strategy. The development of these KPIs and goals is ongoing, along with our ESG strategy definition, and we intend to publish it in 2022.

Our twelve current material topics, including ongoing ESG initiatives, are further discussed below:

Environmental

•	Waste management. We aim to reduce our residue footprint. Our activities generate a significant amount of waste. We seek to reduce the generation of mining and metallurgical waste, complying with applicable local legislation, and acting in accordance with our strategic commitment, attempting to co-create a positive legacy for society. Our Morro Agudo site is considered a pioneer in eliminating waste production with one of the main projects being agricultural lime powder, also known as Zincal200. The project is based on technology created to reprocess the tailings produced in the zinc beneficiation process, which used to be dumped in dams. In addition, our Cerro Lindo and Vazante mines already use the dry stacking method for tailings disposal (and our Aripuanã project is also designed to use the same). Peru’s mining operating units have a significant volume of tailings disposed in the backfill system. Approximately, 31% of the tailings generated by Nexa were disposed of in dams in 2021, as compared to 34% in 2020, because of the initiatives listed above.

Environmental, Social and Governance (“ESG”)
•	Climate change. We are also committed to reducing greenhouse gas emissions to minimize our impact on climate change, contributing to a low-carbon economy. We consume large amounts of energy due to the nature of our activities and transportation processes, which is why we seek new technologies and progress in sustainable energy generation. Much of the electric energy consumed by our operations is from renewable and low emission sources, predominantly hydroelectricity. In 2020, we implemented a project for a biomass boiler at the Três Marias unit, in which fuel oil was substituted by eucalyptus wood chips and sugar cane bagasse, highlighting our commitment to energy efficiency. Another important initiative is underway at the Cajamarquilla unit in Peru, which includes the substitution of diesel oil with natural gas, made viable through the implementation of a gas pipeline in the region. At the Juiz de Fora unit, we have an ongoing project to replace natural gas by reusing solid waste as fuel to generate steam. We remain committed to diminish our waste volumes and transforming them into secondary products, reducing the usage of our tailing dams.
•	Water resources management. Our target is to reduce water consumption and increase recirculation. Mining activity involves technical procedures in which water assumes an important role, both for extraction and processing, making it even more important to reduce water use and increase reuse throughout the value chain. Advanced investments in efficient water recirculation programs contribute not only to lowering the intake of new water but also reducing the volume of effluents and the environmental impact of the discharge. In 2021, we have allocated approximately 30% of our environmental spending resources (17% in 2020) towards efforts to keep our effluents disposed through proper treatment and to comply with the new dam legislation published in the year. In our Cerro Lindo mine, we have 91% of water recirculation. We use a desalination plant, extracting salt by a reverse osmosis process and pumping it up to a plant, at an altitude of 2,200 meters. In an area with scarcity of water resources, this technology is important to avoid competing with the local population in demand for water. In addition, we encourage and guide the community in the region to store rainwater.
•	Dam management. Tailings disposals are one of the main risks associated with mining activity. We have safe tailings disposal practices, and we constantly review our dam management policy, which goes beyond the requirements of the legislation of the jurisdictions in which we operate. We apply guidelines from the ICOLD to control and monitor our 47 dams and tailings deposits (23 in Brazil and 24 in Peru). We also have 7 Golden Rules for Managing Dams and Tailings Sites, which are internal guidelines that we use to ensure the management of geotechnical structures and the safety of all employees and third parties. All of our projects are required to comply with these guidelines and any non-compliance must be analyzed by the audit team.
•	Decommissioning. Our activities impact the environment and the communities in the vicinity of our units. As a way of minimizing these impacts, we seek to designate alternative future uses, with the goal of co-creating a positive legacy in neighboring communities, free of environmental liabilities. Some of our achievements include: the definition of general guidelines for decommissioning (governance and corporate committee for approval of new plans); assessment of future uses and preliminary liabilities valuation; integrated management of decommissioning cash flow; and review of our decommissioning plans and updated Asset Retirement Obligation (“ARO”) costs and liabilities. We also perform benchmark visits to assess best practices in decommissioning. For further details on our ARO and environmental obligations revisions, see Note 26 to our consolidated financial statements.

We have developed decommissioning plans for all of our units that not only go beyond adopting best-practices and regulatory requirements from our operating markets (Peru and Brazil) but are also based on international standards from the EPA and Minerals Council of Australia (“MCA”), in addition to Environmental Resource Management consultants from Canada. These plans are developed at early stages of the projects, which are initially conceptual, and are revised and updated every five years or whenever there is a material change in the unit’s operations. In addition, we develop a technical execution plan to decommission two years prior to closure which is submitted to local authorities in Brazil, while in Peru the execution plan submission is defined when the EIA is approved.

Environmental, Social and Governance (“ESG”)

Social

~~•~~	Social development. We aim to develop mutually beneficial relationships with the communities in which we operate. Nexa’s social strategy is aimed at leaving a long-lasting relevant legacy for local communities by contributing to the improvement of social indicators and the quality of life of the people living in the municipalities near our operations. Nexa’s social investments focus mostly on four levers for community improvement: economic diversification; childhood and youth; public administration and social participation; and socio-environmental development. Our achievements include the development and improvement of Nexa's social governance program. In addition, in 2021, we dedicated over 10,000 hours to volunteer work across our units, benefitting more than 17 thousand people. We aim to develop our greenfield projects aligned with social best practices, like Aripuanã’s Socio-economic Integrated Plan and Bonsucesso’s Social Entrance Plan, both are study projects that analyze the current scenarios related to social impacts and legal requirements in the territories where we operate, aiming to identify the communities’ profile, as well as their interaction dynamics and possible impacts. In the case of Aripuanã, the program's objective is to build a development plan for the municipality, and in Bonsucesso, is to identify external aspects that may influence the Project's operations. We have conducted a sanitation diagnosis (water and sewage) in all communities surrounding our operations. In Aripuanã, we have a qualification program in place for future mine and plant operating professionals. In 2021, we had 283 candidates enrolled, of which approximately 181 received professional qualifications on maintenance and automation and geology and surveying. The company hired 181 people who attended the qualification program, of which 60% are men and 40% are women.
•	Health, safety and wellness. Our goal is to reduce our injury frequency rate and to reduce fatalities to zero. We continuously invest in strengthening a culture focused on safety and health for both our own as well as outsourced employees, through training, especially for risky activities, and in enhancing working conditions. We launched a quality-of-life program in 2016, seeking to emphasize the dimensions of integral health. We also have health initiatives in place for the Aripuanã project, aimed at disease prevention and a much healthier operating environment (i.e., Dust Zero Project). We also try to maintain the adequacy level of Nexa’s chemical management flow, which includes both the products used and produced. For further discussion of our safety records, please refer to “Health and safety compliance” in the following section. In response to the COVID-19 pandemic, we also created a Crisis Committee in 2020 to carry out preventive and protective procedures in our operations and offices and is still in place. For more information about the Crisis Committee, please see “Operating and Financial Review and Prospects—Operating costs and expenses—COVID-19.”

Governance

•	Diversity. We target the increase of diversity in the workplace. Our personnel management model and our policies and tools have guided the development of people based on performance, enthusiasm and courage. For further information please see “Corporate Governance, management and employees—Board of directors—Diversity” section. In 2021, we established a governance structure for the program, which involves not only the affinity groups, but also an Executive Committee, formed by our board of directors, CEO, and the Diversity Committee, formed by employees from key areas of the company so that the theme is multiplied: legal, compliance, sustainability, operations, and institutional relations. All of them have the objective of coordinating the implementation of several actions aimed at promoting diversity in a transversal and uniform manner, generating greater impact in all units.

In 2021, we received the Women on Board certificate, which is an independent initiative that seeks to recognize and value the existence of corporate environments with the presence of women on boards of directors or advisory boards in order to highlight the benefits of this diversity to the business world and to the society.

Also in 2021, 16% of Nexa’s workforce was comprised of women (950 employees). According to Women in Mining, this index is higher than the global average of 8%. In 2021, Nexa also launched a talent program focused on the admission and training of diverse professionals with disabilities and/or special needs, who have graduated or will graduate in 2022.

Environmental, Social and Governance (“ESG”)

In 2021, Nexa also signed the letter of adhesion and the 10 commitments of the LGBTI+ Business and Rights Forum, an institution that brings together companies committed to the inclusion and defense of the LGBTQIA+ community and human rights.

•	Ethics and compliance. Acting responsibly and transparently is one of our core values. We are committed to high standards of ethics and integrity across the entire company, which are standards guaranteed through the Compliance Program. Our board of directors is one of the main agents in promoting the program and ensuring compliance with our code of conduct. Our code of conduct is a public document that is also shared with all stakeholders, including employees, suppliers, customers, communities, NGOs, government agencies, shareholders and other individuals and organizations with which we have a relationship. In 2021, we updated our Code of Conduct to include issues such as plurality and ESG practices, as well as adaptations to new laws, such as the general law of data. The code of conduct outlines an effective process for managing and mitigating risks, setting goals for us to achieve excellence in all our practices. The Company is enhancing its supplier assessment program to include reviews of ESG indicators and best practices and a new code of conduct for suppliers was also launched in 2021.

In addition, in 2021, we conducted a reassessment of the Company’s risks aimed at continuously improving our risk management and governance. We also updated the charters of each of our committees to include the responsibility of supporting the Board in monitoring enterprise risk management in matters related to the responsibilities of each committee.

For further information on our Company's governance, see “Corporate governance, management and employees”.

Other

•	Operational excellence. We seek continuous improvement in competitiveness to maximize the value of existing operations. We invest in projects that ensure we have operational stability, increased capacity utilization, constant cost improvement, productivity and rationalization of capital employed.
•	Reputation. We want to stand out from our competitors and be recognized as one of the leading players of the mining of the future, through sustainable production and by co-creating a legacy for society.
•	Innovation. Enabling the strategic axes of growth and operational excellence makes our operations safer, minimizes waste and optimizes production. For five years, we have managed a powerful tool for open innovation, the Mining Lab platform, which allows us to deliver projects in energy, circular economy, IT and automation, in Brazil and Peru.

Health and safety compliance

Health and safety in the workplace are among our main values, and our policies and procedures seek to eliminate accidents. We are committed to protecting the health and wellbeing of our employees and contractors, and have set standards to identify and assess health risks, manage their impact and monitor the health of our people. Nevertheless, mining is an activity that involves substantial risks. We established a Health and Safety Director Plan (“H&S Director Plan”) focused on the following objectives (i) eliminate fatalities; (ii) reduce the severity and number of accidents and illnesses; and (iii) raise the health, safety and well-being culture standards in our sites. The H&S Director Plan has facilitated the improvement of our health and safety culture and performance, and includes eight pillars of focus: cultural transformation, risk management, emergency response systems, health and safety management system, chemical safety guidelines, internal and external image, and infrastructure systems.

In 2021, we continued to reinforce the initiatives which have been set in the creation of the Master Plan in 2020, related to our health and safety culture, which are set to be implemented over a five-year term. Many of the initiatives, such as Global SIPAT (an internal week of discussion forums and seminars related to health and safety across our organization), Safety Workshops at all Nexa units performed virtually due to the COVID-19 pandemic and the PROA Movement (a year-end campaign by our safety department to promote prevention of work accidents), contribute to our enhanced safety culture. As a result of these actions and our leadership’s engagement in risk perception and management, we did not experience any work fatalities in our operations in Brazil and Peru in 2020 or 2021.

Environmental, Social and Governance (“ESG”)

We have also sought to improve our safety record as it relates to recordable injury frequency, lost worktime incident, and severity rates, in conformity with standards in the mining industry. In 2021, our total recordable injury frequency rate was 1.92 compared to 2.39 in 2020 and 2.15 in 2019. This rate is defined as the number of injuries with and without lost time per one million man-hours worked. In 2021, our lost worktime incident rate was 0.60 compared to 0.79 in 2020 and 0.75 in 2019. This rate is defined as the number of injuries with lost time per one million man-hours worked. Our severity rate for 2021 was 24 compared to 178 in 2020 and 149 in 2019. To calculate the severity rate, we consider the sum of lost, transported and debited days, divided by the total number of man-hours worked times one million. In addition to these efforts, we also operate programs aimed at improving working conditions, including medical services, for our mining operations and monitoring employees’ health.

Regulatory Matters

Regulatory matters

We are subject to a wide range of governmental regulation in the jurisdictions in which we operate. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Brazilian regulatory framework

Mining rights and regulation of mining activities

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, the Brazilian Mining Code and other decrees, laws, ordinances and regulations, such as the Decree nº 9.406/2018 which renewed the regulation of the Mining Code. These regulations impose several obligations on mining companies relating to, among other things, the way mineral deposits are exploited, the health and safety of workers and local communities where mines are located, and environmental protection and remediation measures. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within, the industry. The MME and ANM regulate mining activities in Brazil. As of July 2017, the ANM replaced the National Department of Mineral Production (“DNPM”), and is responsible for monitoring, analyzing and promoting the performance of the Brazilian mineral economy, granting rights related to the exploration and exploitation of mineral resources and other related activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from mineral rights, which belong exclusively to the Brazilian federal government, the sole entity responsible for governing mineral exploration and mining activity in Brazil.

Summary of Brazilian concessions

In Brazil, we hold 691 exploration authorizations (autorizações de pesquisa), 20 mining concessions (concessões de lavra), 10 mining concession applications (requerimento de lavra), 9 rights to apply for mining concession (direitos de requerer a lavra) and 74 exploration authorization applications (requerimentos de pesquisa), which we broadly and collectively refer herein to as mineral rights, that cover a total area of 2,066,834.3 hectares, of which: (i) 1,898,019.8 hectares, or 91.8%, are exploration licenses, (ii) 11,990.9 hectares, or 0.6%, are mining concessions, (iii) 6,721.6 hectares, or 0.3%, are mining concession applications, (iv) 7,661.9 hectares, or 0.4%, are rights to apply for mining concession and (v) 142,440.1 hectares, or 6.9%, remain as exploration authorization applications and are presently under initial geological reconnaissance.

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

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2021, we have paid all applicable royalties, taxes and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration or production will not expire unless we fail to timely pay the applicable royalties, taxes and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities’ requirements, as applicable. See “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

		Mineral Right
	Project	Titles	Area (hectares)
Mines	Morro Agudo / Ambrósia Trend	6	3,941.9
	Vazante mine	9	2,120.8
Greenfield Projects	Aripuanã	21	66,328.2
	Caçapava do Sul	3	2,947.3
Prospective Projects	Various	765	1,991,496.1
Total		804	2,066,834.3

Regulatory Matters

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

On October 1, 2020, the Brazilian federal government issued law No. 14,066 which, among other provisions, amended the Brazilian Mining Code in order to explicitly state that all mine closure plans must be approved by the ANM as well as the environmental licensing agency. We have been complying with legal requirements regarding mine closure plans and continue to comply with all regulatory and environmental requirements.

The state of Minas Gerais has also passed legislation on decommissioning plans for industrial activities. The Três Marias unit was the first metal production operation to prepare a decommissioning plan at the licensing stage, including the calculation of a financial provision. In the case of the Aripuanã greenfield projects, presentation of a decommissioning plan is one of the requirements for obtaining an environmental license.

Royalties and other taxes on mining activities

Revenues from mining activities are subject to the Brazilian mining royalty, Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), which is paid to the ANM. CFEM is a monthly royalty based on gross revenue, excluding taxes on the sale of minerals. When the produced minerals are used in its internal industrial processes, CFEM is determined based on the costs incurred to produce them. CFEM is determined by a reference price of the respective mineral to be defined by the ANM. The applicable rate varies according to the mineral product (currently 2.0% for zinc, lead, copper and silver). In addition, we are required to make certain fee payments for exploration authorizations known as the Annual Fee per Hectare (Taxa Anual por Hectare). There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states, such as Minas Gerais, where the concessions are located.

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

The General Mining Law (Texto Único Ordenado de la Ley General de Minería) is the primary law governing both metallic and non-metallic mining activities in Peru and is complemented by other regulations approved by the MINEM. Under the General Mining Law, mining activities such as exploration, exploitation, mining labor, beneficiation and mining transport (except storage, sampling, prospecting and trade) are carried out exclusively by means of concessions granted by the Peruvian State. The Dirección General de Minería (“DGM”) is the regulatory body of the MINEM responsible for proposing and evaluating regulations in the Peruvian mining sector as well as authorizing the commencement of mining activities in Peru.

Regulatory Matters

A mining concession allows its holder to carry out exploration and exploitation activities within the area established in the respective concession title, provided that prior to the beginning of any mining activity, such concession title is granted by the Instituto Geológico, Minero y Metalúrgico (“INGEMMET”) and other applicable administrative authorizations are obtained (e.g., mining, environmental, use of water, use of explosives, impact on indigenous communities, etc.). A concession provides its titleholder with the exclusive right to undertake mineral exploration and mining activity within a determined area but does not grant the titleholder the right to own the surface land where the concession is located. Therefore, for the holder of a mining concession to develop exploration and/or exploitation works, the latter must purchase the corresponding surface land from the owners, reach an agreement for its temporary use or obtain the imposition of a legal easement by the MINEM, which is rarely granted. There are special proceedings for purchasing or acquiring temporary rights over barren lands owned by the state.

Summary of Peruvian concessions

In Peru, we hold, through Nexa Peru and its subsidiaries, 870 mining and exploration concessions, which cover a total area of 389,022 hectares and 70 mineral claims totaling 45,501 hectares. Of our mines in Peru, the Atacocha mine property includes 147 mining concessions that cover an area of 2,872.5 hectares and one beneficiation concession, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,846.8 hectares and one beneficiation concession, the Cerro Lindo mine has 68 mining concessions that cover an area of 43,750.2 hectares and one beneficiation concession and the inactive Chapi mine property includes 32 mining concessions that cover an area of 4,625.6 hectares and one beneficiation concession. In addition, we have 223 mineral rights concessions for greenfield projects in Peru that cover a total area of 83,760.1 hectares. Our prospective projects include 375 mining concessions that cover an area of 249,166.9 hectares.

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

Failure to pay such validity fees or production penalties (when applicable) for two consecutive years results in the cancellation of the respective mining concessions or beneficiation concessions granted by the Peruvian government. Our mining and beneficiation concessions will not expire unless we do not timely comply in paying these fees or with the minimum production or investment as required by law in respect of such rights and depending on the applicable regime.

The following table summarizes our mining concessions in Peru.

		Concessions
	Project	Titles	Area (hectares)
Mines	Atacocha mine	147	2,872.5
	El Porvenir mine	25	4,846.8
	Cerro Lindo mine	68	43,750.2
	Chapi mine (inactive)	32	4,625.6
Greenfield Projects	Florida Canyon Zinc	16	12,600.0
	Chapi Greenfield	14	5,856.3
	Hilarión	71	15,408.3
	Magistral	36	16,254.2
	Pukaqaqa	34	11,131.3
	Shalipayco	52	22,510.0
Prospective Projects	Various	375	249,166.9
Total		870	389,022.0

Regulatory Matters

Exploration and authorization and mining concession regimes

Mining concessions are granted for an indefinite term, though dependent on the fulfillment of certain legal obligations. The commencement and re-commencement of exploration and/or exploitation mining activities are subject to the prior obtainment of an authorization for the commencement of activities before the DGM. Such authorizations could be subject to a prior consultation procedure with indigenous communities, carried out by MINEM, if mining activities were to impact said communities’ collective rights and territories as determined by the Ministry of Culture.

As of December 31, 2021, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Substantially all of Nexa Peru’s concessions were granted prior to 2008. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we comply in all material respects with the terms and requirements applicable to our mining rights and concessions.

Decommissioning

Title holders of mining exploitation and beneficiation activities, and, in some cases, of exploration activities require the prior approval of a mine closure plan, which includes the environmental rehabilitation, restoration and remediation measures that shall be executed along with the mining operations and until its closure. Once the corresponding mine closure plan is approved, a guarantee (usually a bank performance bond) must be granted in favor of the MINEM to back up the environmental costs associated with the execution of the mine closure plan. Mining exploitation and beneficiation activities may only be initiated once the mine closure plan is approved and the corresponding environmental guarantee is duly submitted before the competent authority. The referred guarantee is renewed yearly. If the titleholder of an ongoing mining operation fails to comply with this obligation, the MINEM is entitled to suspend the execution of such mining operation. For additional information, see “Risk Factors—Political, economic, social and regulatory risks—Our mineral rights may be terminated or not renewed by governmental authorities”.

Royalties and other taxes on mining activities

Holders of mining concessions are required to pay a mining royalty (regalía minera) to the Peruvian government for the exploitation of metallic and non-metallic resources. The amount of the royalty is payable on a quarterly basis and is equal to the greater of (i) an amount determined in accordance with a statutory scale of marginal tax rates from 1.0% to 12.0% based on a company operating income margin and applied to that company’s operating income and (ii) 1.0% of a company’s sales, in each case during the applicable quarter. We are also required to pay annual fees (derecho de vigencia) for our mining concessions and, in some cases, mining production penalties for not timely reaching the minimum production levels set by Peruvian mining law.

Holders of mining concessions are also required to pay a Special Mining Tax (Impuesto Especial a la Minería) to the Peruvian government. The Special Mining Tax is payable on a quarterly basis and is calculated based on the operating income derived exclusively from the sale of metallic resources, with marginal rates between 2.0% and 8.4%.

Holders of mining concessions that are subject to administrative legal stability (in force as of the effective date) under an Agreement of Guarantees and Measures for Investment Protection entered into with the MINEM and Mining shall enter into an agreement with the Peruvian government for the payment of a Special Charge on Mining (Gravamen Especial a la Minería, or “GEM”). The GEM is payable on a quarterly basis and is calculated based on the operating income derived exclusively from the sale of metallic resources, with marginal rates between 4.00% and 13.12%.

Tax stability agreements

On March 26 of 2002, Nexa Peru entered into an Agreement of Guarantees and Measures for Investment Protection with the MINEM with respect to our Cerro Lindo unit. Pursuant to section 9 of said Agreement, until December 31, 2021, certain guarantees and benefits were available with respect to operations of the Cerro Lindo unit including, among others, free commercialization of the products proceeding from such unit, free disposition of the currencies generated from the export of the products proceeding from such unit, the right to use the global depreciation rate applicable on the fixed assets relating to the Cerro Lindo unit up to 20.0% per year, the right to keep the accounting corresponding to the Cerro Lindo unit in U.S. dollars, and tax stability. The tax stability agreement expired on December 31, 2021. As of January 2022, Nexa Peru is required to pay taxes to the Peruvian government.

Regulatory Matters

Municipal permits

Under the General Mining Law, all Peruvian mines located in rural areas such as Cerro Lindo, Atacocha, El Porvenir and Chapi are exempted from paying municipal taxes and obtaining municipal permits.

Environmental regulations

The development of economic activities in Peruvian territory, such as those related to the mining industry, are subject to a broad range of general environmental laws and regulations related to the generation, storage, handling, use, disposal and transportation of hazardous and controlled materials; the emission and discharge of hazardous materials into the ground, air or water; and the protection of migratory birds and endangered and threatened species and plants. These regulations also set environmental quality standards for noise, water, air and soil, which shall be considered for the preparation, assessment and approval of the corresponding environmental management instrument, granted by the National Service for Environmental Certification of Sustainable Investments (“SENACE”).

The Ministry of Environment and other administrative entities, such as the Dirección General de Asuntos Ambientales Mineros (“DGAAM”), have the authority to enact regulations related to environmental matters. Additionally, the Environmental Supervision Agency (Organismo de Evaluación y Fiscalización Ambiental, or “OEFA”), is the competent authority in charge of supervising and imposing sanctions on mining companies upon non-compliance of applicable environmental legislation. In addition, there are other competent governmental agencies or authorities on specific environmental matters such as water, forestry resources, protected natural areas and aquatic environment that regulate, authorize and supervise environmental compliance and liability.

Environmental permit regularization processes

Supreme Decree 040-2014-EM provided special procedures allowing us to acquire environmental and operational permits for mining operations and to regularize the mining of certain areas within the Cerro Lindo and Atacocha mines. These regularization procedures, however, are independent from any sanctioning administrative procedure that the OEFA may initiate in connection with the construction and operation of mining components in the first place without the corresponding environmental permits.

Similarly, Supreme Decree 013-2019-EM allowed for further regularization procedures to be carried out as of January 6, 2020, which will also allow us to acquire environmental and operational permits for infrastructure and mining areas in the Cerro Lindo, Atacocha, El Porvenir and Chapi mines. The regularization procedures for Cerro Lindo, Atacocha and El Porvenir mines are currently underway. The Chapi mine procedure did not fall through and the areas subject to the procedure must follow the standard mine closure regulations.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains and electricity concessions. We are also subject to more general legislation on labor, occupational health and safety, and peasant and indigenous communities, among others. Relating to labor, the Peruvian government is currently reviewing a new law that that proposes to eliminate outsourcing of main operational activities, with the aim of contracting workers directly by the company. If passed, this law would affect the mining sector and other economic sectors in the country that have a significant percentage of outsourced workforce. For additional information, see “Risk Factors—Operational risks—We may be liable for certain payments to individuals employed by third-party contractors” and “Risk Factors—Operational risks—The nature of our business includes risks related to litigation and administrative proceedings that could materially adversely affect our business and financial performance in the event of unfavorable rulings.”

Overview
II.	Operating and financial review and prospects

Overview

Executive summary

The following is an overview for 2021, compared to 2020. For an of overview for 2020 compared to 2019, please refer to "Operating and financial review and prospects" in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 22, 2021.

During 2021, we operated our assets safely and delivered strong results and solid operational performance. Despite continued challenges associated with social and political instability, the COVID-19 pandemic and its macroeconomic effects, we achieved the highest Adjusted EBITDA in our history, US$704.2 million, up 74.8% compared to 2020, and we generated net cash from operating activities of US$493.0 million. Although we believe we are well-positioned for continued growth, benefitting from our unique position in Latin America, with flagship assets and a strong balance sheet, these challenges are likely to continue in 2022, particularly if there are new outbreaks of COVID-19 and/or the continued emergence of new variants, which could lead to new restrictive measures imposed by governments, affecting macroeconomic conditions and, as a result, our operations.

The Nexa Way program, initiated in mid-2019 and which aimed to structurally improve our business model and transform our organizational culture, has assisted us in overcoming these challenges and ongoing macroeconomic effects, positively contributing to our results. As the program is now completed and the improved culture is duly embedded in our operations’ daily activities, we will henceforth cease to report further achievements on a segregated basis.

Following the end of government-mandated temporary suspension of our Peruvian mines and limited smelters production, we safely resumed our activities during the second half of 2020, and since then we have been operating at higher capacity utilization rates, despite some setbacks we faced during the year.

During a regular inspection at the Extremo Norte underground mine at Vazante, above-normal ground displacements were identified in the area around the mine’s main access and the escape route. The Extremo Norte mine requires dewatering of the aquifer for its operation, which leads to depressurization and may cause local disturbances in the rock mass around the mine. As a preventive measure, activities in this area were suspended on March 19, 2021. No work accidents or environmental impacts were reported. With the support of external experts, an in-depth analysis of the geological and geotechnical conditions was carried out. Mine activities restarted in the third quarter of 2021 and the rehabilitation plan was concluded ahead of schedule, allowing us to resume mine production during the fourth quarter of 2021. During this temporary suspension, we were able to mitigate the decrease in production in Extremo Norte by increasing throughput at the Vazante mine and reaching ore sorter circuit at maximum capacity to offset the grade drop.

In March 2021, one of our third-party raw material suppliers closed its calcine facility in Peru. While we were able to partially offset this supply reduction in 2021 by sourcing raw materials from other suppliers and third-party materials, as of the date of this report we expect this will affect our smelters’ production in 2022.

In 2021, in Peru, protest activities were intensified and carried out by several communities throughout the year, which illegally blocked the road access to the mines, mainly affecting our units in Cerro Pasco and Cerro Lindo. During the protests, mining activities were limited to critical operations with a minimal workforce to ensure appropriate maintenance, safety, and security. Even though production was temporally suspended during these periods, there was no material impact, and the Company has achieved its full guidance production for 2021.

In January 2022, the underground operation of Vazante mine reduced its daily production by approximately 60% of its daily capacity due to heavy rainfall levels in the state of Minas Gerais. As a result, Vazante’s underground mine has received more water than it could pump to the surface, partially flooding the lower levels of the mine. The Extremo Norte underground mine has not been affected and continued to operate. As of the date of this report, dewatering process is still in progress and we expect operations to resume at full capacity in early April 2022.

Overview

During 2021, we made significant progress on the Aripuanã project, where mechanical completion is almost concluded. Overall, progress reached 99.3% at the end of December 2021, while the beneficiation plant commissioning is more than 40% complete. Nevertheless, the emergence of new variants of COVID-19 throughout the year, along with the health protocols adopted and heavy levels of rainfall experienced in the region, impacted our productivity (lower-than-anticipated workforce), which added additional pressure on costs and timeline. The ramp-up is now scheduled for the third quarter of 2022. The development of Aripuanã is aligned with our objectives to increase integration between our mining and smelting operations and to reduce third-party zinc concentrate supply needs.

Regarding our exploration activities, in 2021 we continued to focus our investments in projects around the mines we operate. We believe that our exploration program and disciplined approach on project evaluation, will contribute to replace and increase mineral reserves and resources of our current assets, and define potential in Hilarión and Bonsucesso orebodies. We will continue to seek new regional targets to identify prospective areas and define materiality for new projects.

In terms of our brownfield projects, the Vazante mine-deepening project continued to progress, and the investment amounted to US$3.4 million. In 2021, we reviewed our mine planning and due to capital allocation prioritization, phase 2 of EB-140 was rescheduled to 2023. Nevertheless, this will not impact mine production.

In the first quarter of 2021, exploration activities and engineering studies resumed at the Bonsucesso project. Bonsucesso is expected to extend the life of mine of Morro Agudo and use the existing mine facilities of the complex, reinforcing the integration of our mines and smelters in Brazil. Magistral engineering studies continue to progress, and we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution before consideration of project’s approval. In 2021, we continued exploration activities at the Hilarión project, such as drilling program and geological mapping, and the maintenance of the access road to the Cañon Florida project. The pre-feasibility studies at Shalipayco, Pukaqaqa and Florida Canyon remain on hold.

Our 2021 financial results were affected by factors including: (i) higher metal prices and volumes, (ii) the increase in costs, following higher volumes, third-party services and maintenance activities, (iii) higher exploration and project evaluation expenses and (iv) the depreciation of the Brazilian real against the U.S. dollar. In addition, our 2021 results were impacted by the recognition of a US$19 million as a remeasurement adjustment to revenue recognized in our silver stream arrangement, according to our silver streaming accounting policy, and by the recognition of a US$6.7 million non-cash net expense related as part of our ARO review, increasing our expected disbursements on decommissioning obligations in certain operations. These factors were partially offset by the recovery of undue GSF energy costs of US$19 million in 2021, For further information, please refer to Notes 22, 26 and 28 of our consolidated financial statements.

In 2021, we had a 7.8% increase in our mine production (zinc equivalent), from 498.0 thousand tonnes in 2020 to 537.0 thousand tonnes in 2021, mainly driven by the decrease in processed ore volumes in our Peruvian mines, which were affected by the government-mandated temporary shutdowns in response to the COVID-19 pandemic. Our total zinc metal (metallic zinc and zinc oxide) sales increased by 5.7% in our smelting operations, from 585.4 thousand tonnes in 2020 to 618.8 thousand tonnes in 2021.

In 2021, our net revenues were 34.4% higher compared to 2020, reaching US$2,622.1 million, primarily impacted by higher prices and volumes. In 2021, we had a net income of US$156.1 million and Adjusted EBITDA of US$704.2 million, a 74.8% increase compared to 2020, the main factors that contributed to this strong improvement were the increase in prices and by-products contribution, which more than compensated for (i) higher exploration and project evaluation investments; (ii) the increase in operating costs due to higher volumes, increased maintenance activities and third-party services; (iii) the negative hedge variation of US$20 million; and (iv) the negative variation of US$21 million related to ARO remeasurement and pre-operating expenses of the Aripuanã project affecting other income and expenses. See “Results of Operations” for reconciliations of Adjusted EBITDA to net (loss) income.

Our capital expenditures totaled US$507.9 million in 2021, a 50.9% increase compared to 2020, mainly due to mainly due to Aripuanã’s construction and higher non-expansion CAPEX postponed from 2020 due to COVID-19 pandemic. In 2021, 50.7% of our capital expenditures related to the construction of Aripuanã (US$257.6 million), as well as the Vazante mine deepening project (US$3.4 million), which aims to extend the life of mine by seven years.

Overview

Outlook

In 2022, we estimate that we will produce (i) between 287.0 thousand tonnes and 318.0 thousand tonnes of zinc contained in concentrate, (ii) between 28.0 thousand tonnes and 35.0 thousand tonnes of copper contained in concentrate, (iii) between 46.0 thousand tonnes and 55.0 thousand tonnes of lead contained in concentrate and (iv) between 8.6 million ounces to 10.0 million ounces of silver contained in concentrate.

In 2022, zinc production at the mid-range of the guidance is estimated to decrease 5% over 2021 (320kt) driven by expected lower grades in Cerro Lindo (from 1.79% to 1.49%) and the temporary capacity reduction of daily production in Vazante due to heavy rainfalls in the state of Minas Gerais. For 2023, zinc production is estimated to increase 16% over 2022 due to full ore throughput at the Aripuanã mine, with a further 1% in 2024 over 2023. For the forecasted period, zinc head grade is expected to be in the range of 2.70% and 3.13%, copper head grade is expected to be in the range of 0.29% and 0.36% and lead head grade is expected to be in the range of 0.50% and 0.63%.

In 2022, we expect to sell between 528.0 thousand tonnes and 551.0 thousand tonnes of metallic zinc product volume and between 37.0 thousand tonnes and 39.0 thousand tonnes of zinc oxide product volume.

Metal sales volume at the midpoint of the guidance range (565.0 to 590.0 thousand tonnes) in 2022 is estimated to decrease 7.0% compared to 2021, following lower production in Peru and Brazil. The estimated performance is explained by the fact that our third-party raw material Peruvian supplier, which shut down its facility in the beginning of 2021, will not resume its activities. Consequently, for the forecasted period, our consolidated smelter production is estimated to decrease by 30kt compared to historical levels. In addition, we estimate that the temporary decrease in Vazante mine’s production will have an annual impact on our Brazilian smelters production from 10 to 15kt in 2022.

For 2023, metal sales volume is forecasted to increase 3.0% over 2022 (ranging from 580.0 to 605.0 thousand tonnes) and remain stable in 2024 (ranging from 580.0 to 605.0 thousand tonnes). For 2023-2024, we assume supply from our mines maintain historical levels.

These estimates are based on several assumptions, including but not limited to metal prices, operational performance, grades, maintenance, input costs, exchange rates, political and social situation in the countries where we operate, and that our assets continue to operate subject to additional measures and protocols to mitigate the spread of COVID-19.

Regarding our cash cost net of by-product credits estimates for 2022, for our mining segment, we estimate cash cost after by-product credits at US$0.23 per pound of zinc sold, mainly driven by higher benchmark treatment charges, higher unit costs due to inflationary costs pressure and decreased production volumes. For our smelting segment, cash cost after by-product credit is estimated at US$1.15 per pound of zinc sold, primarily due to inflation and higher energy costs, which should be partially offset by higher by-products credits (sulphuric acid prices), compared with US$1.13 per pound of zinc sold in 2021, due to an estimated increase in input costs and lower volumes.

Our estimated capital expenditures for 2022 is US$385.1 million and includes the estimated US$59.5 million investments in the Aripuanã project. In response to COVID-19, in 2021 we focused our efforts on preserving cash. Consequently, we temporarily reduced non-expansion investments, maintaining all the essential investments to operate safely. In 2022, we also expect to incur approximately US$82.4 million in mineral exploration and project evaluation expenses, with US$43.2 million allocated to mineral exploration (including brownfields, greenfields and administrative issues) and US$18.3 million allocated to project evaluation. In mineral exploration, we plan to continue our efforts to replace and increase mineral reserves and resources.

These estimates should be considered preliminary, subject to change and are based on several assumptions that management believes to be reasonable as of the date of this annual report, which are subject to change based on internal and external developments. As of the date of this annual report, we continue to monitor developments related to the COVID-19 pandemic and the resumption of Vazante mine at full capacity. We cannot predict how and to what extent the pandemic, any protest activities or other operational issues may impact our current plans and objectives for 2022, including with respect to our consolidated production guidance and our current capital expenditure, mineral exploration, and project evaluation disbursements. See “Forward-looking statements.” For cash cost guidance, see “Presentation of financial and other information—Non-IFRS measures.”

Overview

Key factors affecting our business and results of operations

Reporting segments

We have two reportable segments: mining and smelting. A major part of our zinc mining production, representing approximately 100% of production in 2021, is processed in our own smelters. Similarly, a major part of the zinc raw material consumption for our smelting operations, representing approximately 52.9% of concentrates in 2021, comes from our own mines. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

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

Segments are reported in accordance with IFRS 8 “Operating Segments,” and the information is presented to the chief executive officer, who is the chief operating decision maker in accordance with IFRS 8. Segment results are derived from the accounting records and are adjusted for reallocations between segments, impairment of non-current assets and other miscellaneous adjustments, if any, and transfer pricing adjustments. See Note 2 to our consolidated financial statements.

Metal prices

Our financial performance is significantly affected by the market prices of zinc, copper and lead, and, to a lesser extent, silver, gold and the other by-products of our smelting operations. Metal prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including the impact such factors have on industries representing first-uses and end-uses of our products. These factors, which affect each metal to varying degrees, include international economic and political conditions, political changes in the countries in which we operate (for example, political instability surrounding the recent presidential elections in Peru and its aftermath, including new government legislation that could affect our operations), levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, market prices have on occasion been subject to rapid short-term changes due to speculative activities.

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

Overview

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
Average Market	2021		2020
Prices of Base Metals	(US$/tonne)	(US¢/lb)	(US$/tonne)	(US¢/lb)
Zinc (LME)	3,007.38	136.41	2,267.00	102.83
Copper (LME)	9,317.49	422.63	6,180.63	280.35
Lead (LME)	2,206.23	100.07	1,825.58	82.81

	For the Year Ended December 31,
Average Market Prices of Precious Metals	2021	2020
	(in US$/oz)
Silver (LBMA)	25.14	20.55
Gold (Fix)	1,798.61	1,769.59

The key drivers and recent trends of each of the metals that we produce are discussed below.

Zinc

Zinc is a major material for the construction and transport industries, which represent approximately 50% and 21% of the zinc end-use, respectively, according to Wood Mackenzie.

The annual average price of zinc on the LME as of December 31, 2021, was 21.7% higher when compared to the corresponding period in 2020. In 2021, zinc prices continued to recover from downturns in 2020, mostly linked to an improvement in economic growth and tight concentrate and refined markets, which also impacted spot treatment charges levels throughout the year.

Spot treatment charges for imported concentrates in China increased from US$70 per tonne in January 2021 to US$85 per tonne in December 2021, as reported by Wood Mackenzie, while long-term treatment charges decreased from US$300 per tonne in 2020 to US$159 per tonne in 2021. The benchmark for long-term treatment charges was set in early April 2021, reflecting a tightening in the concentrates market, which was expected to continue through the year. According to Wood Mackenzie’s December 2021 report, the different movements of spot treatment charges resulted from a concentrate market less tight than expected, as carbon emissions and energy consumption restrictions in China impacted smelter output, which led to a surplus of 155 thousand tonnes at the close of 2021.

In 2021, despite the increase in production year-over-year (1.1% higher than 2020), the zinc metal market closed with a deficit of 320 thousand tonnes resulting from a metal production of 13.8 million tonnes and consumption of 14.2 million tonnes (7.1% higher than 2020), according to Wood Mackenzie’s December 2021 report.

Refined zinc supply presented an increase in 2021, mainly because of the return of Latin American and Chinese operations that had their production impacted by the pandemic related health protocols in 2020. China also contributed to an increase in demand, which was 7.0 million tonnes, or 1%, higher compared to 2020. As of December 31, 2021, refined zinc stock levels decreased, reaching 199.6 thousand tonnes at the LME, compared with 202.2 thousand tonnes on December 31, 2020.

Copper

Copper is used for building construction, power generation and transmission, electronic product manufacturing and the production of industrial machinery and transportation vehicles. The annual average price of copper on the LME as of December 31, 2021 was 50.8% higher than in the corresponding period in 2020. Copper prices reached a historical record price of US$10,724.5 per tonne on May 10, 2021 and maintained a high level over the remainder of the year. This was mainly a result from the favorable macroeconomic environment associated with strong demand, declining inventories and a tight concentrate market. According to LME data, copper stocks finished the year at 89.0 thousand tonnes, compared to 108.0 thousand tonnes in the December 31, 2020. Total mine production, refined production, as well as global demand for refined copper increased in 2021 compared to 2020, according to Wood Mackenzie.

Overview

Lead

Lead is used in batteries as energy storage and in other products such as ammunition, oxides in glass and ceramics, casting metals and sheet lead. The annual average price of lead on the LME as of December 31, 2021 was 20.9% higher than in the corresponding period in 2020. This increase reflects improvements on metal demand, combined with tight metal inventories due to pandemic effects in the supply chains (higher freight and storage costs).

Silver

Silver is considered a precious metal and generally seen as a store of value, so its price tends to be resilient in times of economic uncertainty. In addition, applications in electronics and solar cells have added to the already broad range of uses of silver in currency, jewelry, and silverware. The annual average LBMA silver price for the year ended December 31, 2021 was 22.3% higher than in the corresponding period in 2020. Silver prices hit the highest level of the year on February 1, 2021, US$ 29.59 per ounce, which was 146% above the lowest point of the previous year reached on March 19, 2020 and maintained a similarly high level over the remainder of 2021. This was mainly due to commodities stronger demand combined with investors moving towards lower risk assets, such as silver, amid a volatile economic scenario.

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. For more details, see “Information on the Company—Mining operations.” Our zinc, copper and lead contained in concentrates production increased by 2.2%, 5.2%, and 19.9%, respectively, in 2021. Production of silver contained in concentrates increased by 29.9% in 2021.

Commercial terms

We sell our concentrates and metallic zinc and zinc oxide products mostly through supply contracts with terms between one and four years, and only a small portion is sold on the spot market. The agreements with our customers include customary international commercial terms, such as cost, insurance and freight, or CIF; free on board, or FOB; free carrier, or FCA; and cost and freight, or CFR; pursuant to Incoterms 2010/2020, as published by the International Chamber of Commerce. For concentrates, revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract.

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, and delivery terms and also according to the market where metal will be sold. In 2021, 49.4% of the total zinc raw material consumption in our smelters was produced by our mines and 50.6% was purchased from third parties or was obtained from secondary raw materials (including oxide). We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users. Our products reach the following end use industries: transport, construction, infrastructure, consumer goods and industrial machinery. In 2021, 85.3% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments, and 14.7% were to international traders. Our ten largest customers represented approximately 58.9% of our total sales volume in 2021. In 2021, we sold to more than 335 customers across 46 different countries.

Free zinc, treatment charges, premiums and smelter by-products

Smelters are processing businesses that achieve a margin on the concentrates and other feedstocks they process; in large part, the price for the underlying metal is effectively passed through from the miner supplying the concentrate, or the supplier of the secondary feed material, to the smelter’s customer. Our smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. The smelter earns revenue from (i) the treatment charge reflected as a discount in the purchase price it pays, (ii) the refined metal it can produce and sell over and above the metal content it has paid for in concentrates purchased from the miner (free metal) and (iii) any premium it can earn on the refined products it sells to its customers. By-products can also contribute to a smelter’s revenue. By-products from our smelting operations include, among others, silver, gold, copper, cement, sulfuric acid, lead concentrate, lead-silver concentrate, silver concentrates, limestone and copper sulfate.

Overview

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

The treatment charge (“TC”) is a discount per tonne of concentrates, which is determined by negotiation between the seller (a mine or a trading company) and the buyer (a smelter). Treatment charges can be benchmark TC (negotiated by the major miners and buyers), spot or negotiated.

We apply a Benchmark TC for our integrated mining and smelter operations in Peru. For our other purchases of zinc concentrate from third-party miners and trading companies, the treatment charge is based on the Benchmark TC, spot treatment charges or treatment charges negotiated annually with miners or trading companies.

In order to reduce volatility, for most of our third-party contracts, which are renewed throughout different periods during the year, we consider the 3-years average TC. The reference (average benchmark TC of 2021, 2020 and 2019) for 2021 stood at US$232/t concentrate, up 2% from the previous reference (average benchmark TC of 2020, 2019 and 2018).

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

The following table sets forth, for the periods indicated, the zinc realized Benchmark TC, expressed in dollars per dry metric tonne (“dmt”) of concentrate.

	For the Year Ended December 31,
	2021	2020
Treatment Charge (in US$/dmt)	159	300

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

The following table sets forth, for the periods indicated, information on premiums for the markets indicated, expressed in U.S. dollars per tonne.

Overview

	For the Year Ended December 31,
	2021	2020
Rotterdam (in US$/tonne)	145	98
Singapore (in US$/tonne)	114	103
United States (in US$/tonne)	227	180

Source: Wood Mackenzie.

The following table sets forth, for the periods indicated, the gross premium over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in dollars per tonne.

	For the Year Ended December 31,
	2021	2020
Brazilian operations (in US$/tonne)	492	482

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

In Peru, the energy market is more stable in terms of generation (hydrology forecast) and prices. We obtain 2.0% of the electricity for our operations from our own hydroelectric power plants and 98.0% from third parties with contracts with terms ranging from one to two years.

In Brazil, the electricity for our operations comes from five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests as of December 31, 2021: a 21.0% participation in the consortium Enercan (Campos Novos hydroelectric power plant), 100.0% ownership of a hydroelectric power plant (Picada) located in Minas Gerais, a 12.6% participation in the consortium Amador Aguiar I, a 12.6% participation in the consortium Amador Aguiar II and a 23.9% participation in the consortium Igarapava. We account for the consortiums as joint operations, as discussed in Note 4(b) to our consolidated financial statements. On a consolidated basis, our costs for electricity in Brazil reflect the operating costs of the hydroelectric facilities and are sensitive to a variety of factors, including hydrologic variables.

Overview

The only activity of Pollarix is to own our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.33% of its total share capital and/or its affiliates. The remaining shares are preferred shares with limited voting rights, which are owned by our major shareholder VSA. Under the terms of the preferred shares, VSA is entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares. See “Information on the Company—Other operations—Power and energy supply—Brazil.” As a result, a substantial part of the profits recognized by Pollarix from selling energy to our Brazilian operating subsidiaries will represent non-controlling interest in our income statement.

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

Since 2016, we have conducted an extensive study and update of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded additional environmental provisions of US$3.1 million and US$2.6 million in 2020 and 2021, respectively. Although not expected in the near future, changes in legislation and adjustments to our internal policies after the ongoing evaluations could require additional provisions

COVID-19

COVID-19 has had a material impact on the global economy. As a response to COVID-19 in 2020, we implemented and continue to implement additional safety procedures in all our operations to ensure the health and safety of our employees, contractors and communities. While vaccination rates have increased and effective treatments have been developed, the emergence of additional COVID-19 variants continues to present risks to our operations and general macroeconomic activity. Business continuity measures to mitigate and reduce any impacts of the global pandemic on our operations, supply chain and financial situation also remains in place.

In 2021, COVID-19 direct costs amounted to US$18 million. COVID-19 costs are included in the cost of sales and operating expenses. Subject to the duration and extent of COVID-19, we expect these costs to be recurring in our operations in 2022, which are reflected in our cash cost guidance.

Although our operations and projects have returned to normal, the ultimate impact of the COVID-19 global pandemic on our financial condition, results of operations and cash flows depends on the continuing duration and severity of the pandemic and the possibility of new outbreaks or the emergence of new variants for which existing vaccines or treatments may not be as effective, as well as on global and local efforts to contain its spread, on the abilities of countries to access and distribute effective vaccines and on the impact of response measures taken by us, governments and others. A new period of disruption or an extended global recession caused by the pandemic could materially and adversely impact our results of operations, access to sources of liquidity and overall financial condition. See “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the ongoing COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations.”

Overview

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table sets forth Peruvian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2021	2020
Real GDP growth rate (1)(2)	13.3%	(11.0%)
Internal demand growth rate (2)	14.4%	(9.5%)
Private investment growth rate (2)	37.6%	(16.5%)
Reference interest rate	2.50%	0.25%
CPI rate (2)	4.0%	1.8%
Appreciation (devaluation) of sol against the U.S. dollar	(10.6%)	(9.2%)
Exchange rate of sol to US$1.00 (end of period) (3)	4.0015	3.6180

Sources: Central Reserve Bank of Perú, Peruvian Ministry of Economy and Finance.

(1) Preview: Bloomberg consensus rate.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Brazil

The following table sets forth Brazilian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2021	2020
Real GDP growth rate (1)(2)	4.6%	(4.4%)
Inflation rate (IGP-M) (2)	17.8%	23.1%
Inflation rate (IPCA) (2)	10.1%	4.4%
CDI rate (end of period)	9.2%	1.9%
SELIC rate (end of period)	9.3%	2.0%
TJLP	5.3%	4.6%
Appreciation (devaluation) of real against the U.S. dollar	(7.4%)	(28.9%)
Exchange rate of real to US$1.00 (end of period) (3)	5.5802	5.1967

Sources: IBGE, the Central Bank, Cetip, and FGV.

(1) Preview published by the Central Bank official report (Focus) as of December 31, 2021.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. A portion of our production costs, however, is denominated in reais, so there is a mismatch of currencies between our revenue and costs. In 2021, 18.2% of our production costs and operational expenses were denominated in reais. A smaller portion of our costs is denominated in soles since most of our costs in Peru are in U.S. dollars. In 2021, 15.1% of our production costs and operational expenses were denominated in soles. As a result, our results of operations are affected by changes in exchange rates between reais and, to a lesser extent, soles, and the U.S. dollar.

In addition, our Brazilian subsidiary Nexa Brazil has substantial intercompany debt to Nexa Resources that is denominated in U.S. dollars. The functional currency of Nexa Brazil is the real, so Nexa Brazil recognizes exchange gains or losses when the value of the real rises or falls against the U.S. dollar. These gains and losses are

Overview

not eliminated in consolidation because the functional currency of Nexa Resources is the U.S. dollar, so they do not recognize offsetting gains or losses. As of December 31, 2021, the aggregate amount outstanding under these intercompany loans was US$96.6 million.

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

	Exchange Rates of S/ and R$ per US$1.00
	Period-End		Average (1)		High		Low
	S/	R$	S/	R$	S/	R$	S/	R$
Year ended December 31,
2020	3.6193	5.1967	3.4984	5,1578	3.6685	5.9372	3.3000	4.0213
2021	4.0015	5.5802	3.8826	5.3952	4.1375	5.8394	3.5978	4.9203
Month
January 2022	3.8450	5.3571	3.8862	5.5338	3.9680	5.7039	3.8340	5.3571
February 2022	3.7810	5.1391	3.7902	5.1963	3.8830	5.3281	3.7275	5.0140
March 2022 (through March 14)	3.7327	5.0644	3.7364	5.0616	3.7880	5.1344	3.7046	5.0091

Source: Central Reserve Bank of Peru, Brazilian Central Bank, official offer exchange rates.

(1) Annually, represents the average of the daily exchange rates during the periods presented.

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

Luxembourg

The combined applicable income tax rate (including an unemployment fund contribution) is 24.9 % from 2019 onwards.

Brazil

Our Brazilian subsidiaries are subject to corporate income tax on their Brazilian and non-Brazilian income. In addition to corporate income tax, a social contribution tax is imposed on their worldwide income, and the combined applicable rate is 34.0%.

Peru

Our Peruvian subsidiaries are subject to Peruvian income tax on their worldwide income and are eligible for a potential credit for foreign taxes paid on income derived from foreign sources. The general income tax rate is 29.5 % from 2017 onwards.

To promote investments in Peru, investors and Peruvian companies may enter into an agreement with the Peruvian government, a Legal Stability Agreement, to provide a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered a guarantee and investment protection contract, or the stability agreement. Pursuant to the stability agreement, Nexa Peru has applied a special income tax rate of 20.0% from 2007 through 2021. The 29.5% income tax rate will become applicable to Nexa Peru from January 1, 2022 onwards.

Our Peruvian subsidiaries Nexa Resources El Porvenir S.A.C. and Nexa Resources Atacocha S.A.A., do not have stability agreements with the Peruvian government and are therefore subject to a special mining tax (Impuesto Especial a la Minería, or “IEM”), with marginal rates from 2.00% and 8.40% of operating income, depending on the operating margin. In addition, these companies are subject to a mining levy (regalia minera).

Overview

In 2022, Nexa Peru is subject to an IEM and mining royalties’ tax once its tax stability agreement with the Peruvian government expires.

Dividends distributed to us by our Peruvian subsidiaries are subject to withholding tax, at a rate of 5.0 % for profits earned beginning in 2017 and onwards.

Results of Operations

Results of operations

The following discussion and analysis of our financial position and results of operations is based on our consolidated financial statements. The following table sets forth our summarized results of operations for the periods indicated.

For the Year Ended December 31,		Variation	% of Net Revenue from Products Sold
2021	2020	2021/2020	2021	2020

	(in millions of US$)		(percentage)	(percentage)
Consolidated income statement information:
Net revenues	2,622.1	1,950.9	34.4	100.0	100.0
Cost of sales	(1,966.0)	(1,563.9)	25.7	(75.0)	(80.2)
Gross profit	656.1	387.0	69.5	25.0	19.8
Operating expenses:
Selling, general and administrative	(156.8)	(151.6)	3.4	(6.0)	(7.8)
Mineral exploration and project evaluation	(85.0)	(57.2)	48.7	(3.2)	(2.9)
Impairment loss	—	(557.5)	(100.0)	0.0	(28.6)
Other income and expenses, net	31.9	(19.2)	(266.7)	1.2	(1.0)
Operating income (loss)	446.2	(398.5)	(212.0)	17.0	(20.4)
Financial income	11.5	11.2	2.7	0.4	0.6
Financial expenses	(142.3)	(159.8)	(10.9)	(5.4)	(8.2)
Foreign exchange (loss) gain, net	(6.1)	(129.6)	(95.3)	(0.2)	(6.6)
Net financial results	(136.9)	(278.2)	(50.8)	(5.2)	(14.3)
Share in the results of associates	—	—	—	—	—
Income (loss) before income tax	309.3	(676.7)	(145.7)	11.8	(34.7)
Current income tax	(122.1)	(63.2)	93.2	(4.7)	(3.2)
Deferred income tax	(31.1)	87.3	(135.6)	(1.2)	4.5
Net income (loss) for the year	156.1	(652.6)	(123.9)	6.0	(33.4)

The following is a discussion of results of operations for 2021, compared to 2020. For a discussion of the financial condition and results of operations for 2020 compared to 2019, please refer to "Operating and financial review and prospects" in our Annual Report on Form 20-F for the year ended December 31, 2020.

Net revenues

In 2021, net revenues increased by 34.4%, or US$671.2 million. This increase was primarily due to higher prices and volumes.

In 2021, zinc, copper and lead average LME prices increased by 33%, 51% and 21%, respectively. The average LME price of zinc increased from US$2,267 per tonne in 2020 to US$3,007 per tonne in 2021.

Results of Operations

The following table shows a breakdown of our net revenues by destination of our sales.

	For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Brazil	753.3	583.1
Peru	774.7	485.9
United States of America	119.6	116.7
Luxembourg	97.5	76.1
Switzerland	78.8	68.9
Singapore	56.9	76.7
South Korea	118.6	77.4
Chile	54.0	49.0
Taiwan	53.8	28.8
Japan	58.3	46.7
Argentina	93.1	56.2
Austria	45.1	35.2
Colombia	54.3	34.8
Turkey	34.5	25.0
Malaysia	25.7	13.9
South Africa	25.1	0.0
Netherlands	17.7	11.7
Ecuador	15.7	9.1
Italy	14.8	9.9
Vietnam	14.6	10.8
Belgium	13.7	30.2
Indonesia	11.8	8.6
Guatemala	11.1	4.7
Germany	7.3	33.9
Others	72.3	57.6
Net revenues	2,622.1	1,950.9

Results of Operations

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

	For the Year Ended December 31,
	2021	2020
Treatment Ore (in tonnes)	12,330,469	10,853,740
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	319,950	313,074
Copper contained in concentrates (in tonnes)	29,607	28,154
Lead contained in concentrates (in tonnes)	45,565	38,009
Silver contained in concentrates (in oz)	8,808,291	6,825,883
Gold contained in concentrates (in oz)	25,501	16,179
External Mining Sales (1)
Zinc concentrates (in dry metric tonnes)	9,926	0
Copper concentrates (in dry metric tonnes)	113,887	109,147
Lead concentrates (in dry metric tonnes)	83,464	73,238
External Mining Sales—Metal Contained in Concentrate (2)
Zinc contained in concentrates (in tonnes)	5,089	0
Copper contained in concentrates (in tonnes)	29,677	28,077
Lead contained in concentrates (in tonnes)	43,232	38,761
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	328,145	305,389
Três Marias (metal available for sale in tonnes)	156,654	167,505
Juiz de Fora (3) (metal available for sale in tonnes)	81,119	79,410
Total zinc metal available for sale production (in tonnes)	565,918	552,304
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias (4) (Zinc oxide, contained zinc in tonnes)	41,713	35,258
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	577,899	550,698
Zinc oxide (in tonnes)	40,938	34,675
Total smelting sales volumes (in tonnes)	618,837	585,373
Smelting Sales—Zinc Contained in Product Volumes (4)
Metallic zinc (in tonnes)	574,639	549,047
Zinc oxide (in tonnes)	32,751	27,740
Total zinc contained in product volumes (in tonnes)	607,390	576,786

(1)	Excluding intercompany sales.
(2)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”
(3)	Including 2,649 tonnes of zinc ashes and drosses in 2021 and 2,772 in 2020.
(4)	Including 28,334 tonnes of zinc ashes and drosses in 2021, as well as metallic zinc used in the production of zinc oxide in 2021 and 23,256 in 2020.

Cost of sales

In 2021, our cost of sales increased by 25.7%, or US$402.1 million, primarily due to (i) higher concentrate costs as a result of higher prices and lower TCs; (ii) the increase in operational costs due to higher volumes and maintenance activities; and (iii) inflationary cost pressure. In addition, COVID-19 related expenses included in cost of sales amounted to US$15.5 million.

Selling, general and administrative expenses

In 2021, our selling, general and administrative (“SG&A”) expenses increased by 3.4%, or US$5.2 million, to US$156.8 million. Inflationary costs pressures were partially offset by foreign exchange gains and increased control over fixed costs.

Mineral exploration and project evaluation

In 2021, our mineral exploration and project evaluation expenses increased by 48.7%, or US$27.8 million, primarily due to higher costs and projects expenses postponed from the previous year in order to revert the impact of the COVID-19 pandemic. In 2021, our exploration drilling totaled 110.3 km, compared to 67.9 km in 2020.

Impairment loss

In 2021, Nexa performed its annual test and analyzed all impairment indicators and found no need to recognize an additional impairment loss or reversal.

Other income and expenses, net

In 2021, our other income and expenses, net positively impacted our results by US$31.9 million, primarily due to tax benefits (ICMS subsidy) in the amount of US$71.9 million, partially offset by increase in expenses related legal claims provisions in the amount of US$13.2 million, pre-operational expenses of project Aripuanã in the amount of US$8.8 million, and remeasurement of asset retirement and environmental obligation of US$6.7 million.

The following table sets forth our other income and expenses, net for the periods indicated. For further information, please refer to Note 9 to our consolidated financial statements.

	For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Other income and expenses, net
ICMS tax incentives	71.9	—
Remeasurement of asset retirement and environmental obligations	(6.7)	(0.9)
Derivative financial instruments	7.5	0.9
Loss on sale of property, plant and equipment and intangible assets.	(4.9)	(2.3)
Pre-operating expenses related to Aripuanã	(8.8)	(1.9)
Contribution to communities	(7.1)	(2.8)
Provision of legal claims	(13.2)	(10.9)
Others	(6.9)	(1.4)
Total other income and expenses, net	31.9	(19.2)

Results of Operations

Net financial results

We recognized a net financial expense of US$136.9 million in 2021 compared to a net financial expense of US$278.2 million in 2020. This decrease was mainly due to lower losses in foreign exchange variation, which are related to the outstanding intercompany debt, which was impacted by the continuous depreciation of the BRL during 2021 and 2020 and fair value of debts during the year.

Net foreign exchange (losses) reflects the accounting effect of the appreciation (depreciation) of the real against the U.S. dollar on certain U.S. dollar-denominated loans made by Nexa Resources to Nexa Brazil (which uses the real as its functional currency). During 2021, the 4.6% average depreciation of the real against the U.S. Dollar resulted in a foreign exchange loss.

Excluding the effect of foreign exchange variation and other financial items, the net financial expense in 2021 decreased 12.0% to US$130.8 million compared to US$148.6 million in 2020, which was affected by the premium paid on bonds repurchase.

In 2021, our financial income increased by 2.7%, or US$0.3 million, to US$11.5 million. The increase in 2021 was mainly due to higher interest on tax credits.

In 2021, our financial expenses decreased by 10.9%, or US$17.5 million, to US$142.3 million. The decrease was due to the premium of US$14.5 million paid on bonds repurchase in 2020 that didn’t occur in 2021.

Income (loss) before income tax

As a result of the factors described above, our income before income tax was US$309.3 million in 2021, as compared to loss before income tax of US$676.7 million in 2020.

Income tax

In 2021, we recorded a net income tax expense of US$153.2 million.

In 2021, our current income tax expense increased by 93.2%, or US$58.9 million, to US$122.1 million, mainly due to better operational results in 2021 compared to 2020, which was positively affected by a deferred income tax benefit mainly due to impairment loss recognition during the year.

The difference between the nominal and effective tax rates in 2021 and 2020 are primarily a result of differences in tax rates from subsidiaries outside Luxembourg, the impairment recognized in our operations in 2020, the tax effect of the translation of non-monetary assets of the tax base of Nexa’s Peruvian entities and the temporary special mining levy in Peru. In 2021, we recorded a deferred tax expense of US$31.1 million, mainly as a result of better operational results and the difference in tax rate of subsidiaries outside Luxembourg, partially offset by the deferred income of ICMS tax incentives.

Net income (loss) for the year

As a result of the foregoing, we had a net income of US$156.1 million in 2021 as compared to net loss of US$652.5 million in 2020.

Results by segment

The following table sets forth our summarized results of operations by segment for the periods indicated.

Results of Operations

	For the Year Ended December 31,		Variation	Variation
	2021	2020	2021/ 2020	2021/ 2020
Consolidated Income Statement Information:	(in millions of US$)			(percentage)
Net revenues:
Mining	1,165.6	748.5	417.1	55.7%
Smelting	2,028.8	1,550.3	478.5	30.9%
Intersegments Sales	(636.2)	(375.4)	(260.8)	69.5%
Adjustments (1)	63.9	27.5	36.4	132.0%
Total	2,622.1	1,950.9	671.2	34.4%
Cost of sales:
Mining	(719.4)	(625.4)	(93.9)	15.0%
Smelting	(1,796.1)	(1,287.9)	(508.2)	39.5%
Intersegments Sales	636.2	375.4	260.8	69.5%
Adjustments (1)	(86.8)	(26.0)	(60.8)	233.5%
Total	(1,966.0)	(1,563.9)	(402.1)	25.7%
Gross profit:
Mining	446.2	123.0	323.2	262.6%
Smelting	232.7	262.4	(29.7)	(11.3%)
Adjustments (1)	(22.9)	1.5	(24.4)	1,601.8%
Total	656.1	387.0	269.1	69.5%

(1)	See Note 2 to our consolidated financial statements.

Mining

Net revenues

In 2021, our net revenues in the mining segment increased by 55.7%, or US$417.1 million. This increase was primarily due to higher average LME prices for zinc, copper, lead and silver, and lower benchmark TCs.

Our production of zinc contained in concentrates increased by 2.2% to 319.9 thousand tonnes in 2021, primarily due to an increase of 14% in treated ore volume compared to last year, which compensated for lower zinc grades (down 30bps to 2.98%).

In 2021, our volumes of copper in concentrates increased by 5.2% to 29.6 thousand tonnes of metal contained in concentrates, primarily due to an increase in production in 2021 compared to 2020 as a result of COVID-19. Our volumes of lead contained in concentrates followed the same trend and increased by 19.9% to 45.6 thousand tonnes of metal contained in concentrates in 2021 compared to 2020.

In 2021, there was no external sales volumes of zinc contained in concentrates.

Cost of sales

In 2021, our cost of sales in our mining segment increased by 15.0%, or US$93.9 million, mainly explained by the increase in operating costs driven by higher volumes, mine development, rehabilitation costs and maintenance activities, as well as the ongoing COVID-19 related costs.

Results of Operations

Smelting

Net revenues

In 2021, our net revenues in the smelting segment increased 30.9%, or US$478.5 million, mainly due to higher LME prices and the increase in sales volume.

Our total metal sales were 618.8 thousand tonnes in 2021, up 5.7%, or 33.5 thousand tonnes compared to 2020. In 2021, our sales volume of zinc metal of 577.9 thousand tonnes increased 27.2 thousand tonnes versus 2020, driven mainly by higher demand at our homemarkets (Latin America excluding Mexico). In 2021, our sales volumes of zinc oxide increased by 18.1%, or 6.2 thousand tonnes, to 40.9 thousand tonnes.

Cost of sales

In 2021, our cost of sales in our smelting segment increased by 39.5%, or US$508.2 million, primarily due to (i) the increase in metal prices impacting the zinc concentrate purchase price; (ii) lower treatment costs paid to our smelters; and (iii) higher operating expenses, such as logistics, maintenance and personnel costs, as well as the ongoing COVID-19 related costs.

Non-IFRS measures and reconciliation

Our management uses non-IFRS measures such as Adjusted EBITDA, net debt and adjusted working capital, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In this report, we present Adjusted EBITDA, which we define as net income (loss) for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) (loss) gain on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis.

A reconciliation of Adjusted EBITDA to our net income for the years indicated is presented below.

	For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net income (loss) for the year	156.1	(652.5)
(+) Depreciation and amortization	258.7	243.9
(-/+) Net financial results	136.9	278.2
(-/+) Income tax	153.2	(24.1)
(-/+) Impairment of non-current assets	—	557.5
(-/+) Gain on sale of investments and other miscellaneous adjustments	(0.7)	—
Adjusted EBITDA	704.2	402.9

Results of Operations

We define Adjusted EBITDA by segment as net income (loss) for the year, adjusted by (i) depreciation and amortization, (ii) net financial results, (iii) income tax, (iv) gain on sale of investments, and (v) impairment and impairment reversals. See Note 2 to our consolidated financial statements.

A breakdown of the Adjusted EBITDA by segment is presented below.

	For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	440.6	140.5
Smelting	267.6	269.2
Other (1)	(4.0)	(6.7)
Adjusted EBITDA	704.2	402.9

(1) Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

We also present herein our net debt, which we define as (i) loans and financing and lease liabilities less (ii) cash and cash equivalents, less (iii) financial investments, plus/less (iv) the fair value of derivative financial liabilities or assets, respectively. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

A reconciliation of net debt to loans and financing as of December 31, 2021 and 2020 is presented below.

	As of December 31,
	2021	2020
	(in millions of US$)
Calculation of Net Debt:
Loans and financing	1,699.3	2,024.3
Derivative financial instruments	6.5	(5.1)
Lease liabilities	19.6	25.7
Cash and cash equivalents	(743.8)	(1,086.2)
Financial investments	(19.2)	(35.0)
Net Debt	962.5	923.7

We define net debt to Adjusted EBITDA ratio as net debt divided by Adjusted EBITDA.

The calculation of our net debt to Adjusted EBITDA ratio for the periods indicated is presented below.

	As of and For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	962.5	923.7
Adjusted EBITDA	704.2	402.9
Net Debt to Adjusted EBITDA Ratio	1.37	2.29

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	704.2	402.9
Net revenue	2,622.1	1,950.9
Adjusted EBITDA Margin	26.9%	20.7%

Results of Operations

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

The calculation of our adjusted working capital derived from our consolidated financial statements as of December 31, 2021 and 2020 is presented below.

	As of December 31,
	2021	2020
	(in millions of US$)
Calculation of Adjusted Working Capital:
Trade accounts receivable	231.2	229.0
Inventory	372.5	256.5
Other assets	179.7	184.3
Trade payables	(411.8)	(370.1)
Confirming payable	(232.9)	(145.3)
Other liabilities	(64.7)	(55.0)
Adjusted working capital	74.0	99.4

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

In calculating cash cost, net of by-product credits, we account for transactions between our mining operations and our smelting operations using the same methodology we use to evaluate the performance of our mining and smelting segments. See Note 2 to our consolidated financial statements. We prepare an internal calculation based on transfer pricing adjustments made on an arm’s length principal basis. All information disclosed for cash cost, net of by-product credits is consistent with this methodology.

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

Results of Operations

Sustaining cash cost, net of by-product credits: Sustaining cash cost, net of by-product credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining health, safety and environment, modernization and other non-expansion-related capital expenditures.

All in sustaining cost, net of byproduct credits: All in sustaining cost (“AISC”) is defined as sustaining cash cost, net of byproduct credits plus corporate general and administrative expenses, royalties and workers’ participation.

Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

For mining operations, we present below cash cost, net of by-product credits, sustaining cash cost, net of by-product credits and all-in sustaining cost and a reconciliation to our consolidated financial statements.

Results of Operations

For the year ended December 31, 2021

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others (1)	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	140,500	17,278	103,848	51,382	7,747	320,756	0	320,756
Cost of goods sold	89.5	46.7	377.1	148.4	50.7	712.5	6.8	719.4
On-site G&A	6.9	3.6	0.0	0.0	0.0	10.5	0.0	10.5
By-product credits	(13.0)	(17,6)	(358.2)	(105.0)	(49.9)	(543.6)	(0.0)	(543.7)
Treatment and refining charges	70.9	6.6	55.1	27.2	4.2	164.0	0.0	164.0
Selling expenses	0.3	1.7	1.9	0.3	0.0	4.2	0.0	4.2
Depreciation and amortization	(20.1)	(5.5)	(112.6)	(25.9)	(11.2)	(175.4)	0.5	(174.9)
Royalties	(1.6)	(1.0)	0.0	0.0	0.0	(2.6)	0.0	(2.6)
Workers’ participation & bonus	(1.6)	(0.9)	(18.4)	(3.8)	(0.2)	(25.0)	0.0	(25.0)
Others	(5.9)	(1.6)	0.5	3.8	3.1	(0.1)	0.0	(0.1)
Cash cost net of by-product credits (sold)	125.5	31.8	(54.5)	45.0	(3.3)	144.4	7.4	151.8
Cash cost net of by-product credits (sold) (US$/tonne)	893.1	1,841.2	(525.0)	875.1	(428.6)	450.2	0.0	473.2
Non-expansion capital expenditure	42.0	7.6	40.56	36.5	11.6	138.23	23.87	162.0
Sustaining cash cost net of by-product credits	167.4	39.4	(14.0)	81.5	8.2	282.6	31.1	313.7
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,191.7	2,279.6	(134.5)	1,586.2	1,064.4	881.0	0.0	978.1
Workers’ participation & bonus	1.6	0.9	18.4	3.8	0.2	25.0	—	25.0
Royalties	1.6	1.0	0.0	2.3	0.7	5.5	—	5.5
Corporate G&A	—	—	—	—	—	—	50.7	50.7
AISC net of by-product credits (sold)	—	—	—	—	—	—	—	394.9
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	—	—	1,231.2

Results of Operations

For the year ended December 31, 2020

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others (1)	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	147,990	25,177	96,198	35,734	10,389	315,488	0	315,488
Cost of goods sold	80.2	50.2	311.1	135.9	58.7	636.2	(10.8)	625.4
On-site G&A	5.0	4.2	0	0	0	9.2	0	9.2
By-product credits	(9.5)	(15.0)	(246.5)	(67.4)	(42.6)	(381.0)	15.9	(365.1)
Treatment and refining charges	122.1	15.6	56.0	25.4	7.0	226.2	0	226.2
Selling expenses	0.7	1.9	3.0	0.4	0.3	6.3	0	6.3
Depreciation and amortization	(15.8)	(10.0)	(94.6)	(27.8)	(10.5)	(158.7)	(1.3)	(160.0)
Royalties	(2.0)	(1.6)	0	(0.7)	(0.3)	(4.6)	0	(4.6)
Workers’ participation & bonus	(1.3)	(0.8)	(6.0)	(0.7)	(0.5)	(9.3)	0	(9.3)
Others	(4.7)	(1.2)	(23.9)	(17.2)	(11.9)	(58.9)	0	(58.9)
Cash cost net of by-product credits (sold)	174.7	43.5	(0.8)	47.8	0.2	265.4	3.8	269.2
Cash cost net of by-product credits (sold) (US$/tonne)	1,180.6	1,726.9	(8.7)	1,338.0	17.8	841.1	0	853.2
Non-expansion capital expenditure	24.6	7.4	27.7	12.9	15.3	87.9	(10.9)	77.1
Sustaining cash cost net of by-product credits	199.4	50.9	26.8	60.8	15.5	353.3	(7.0)	346.2
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,347.1	2,020.2	279.0	1,700.3	1,487.9	1,119.8	0	1,097.5
Workers’ participation & bonus	1.3	0.8	6.0	0.7	0.5	9.3	0	9.3
Royalties	2.0	1.6	0	1.2	0.4	5.1	0	5.1
Corporate G&A	—	—	—	—	—	—	52.4	52.4
AISC net of by-product credits (sold)	—	—	—	—	—	—	—	413.1
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	—	—	1,309.5

Results of Operations

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

Sustaining cash cost, net of byproduct credits: Sustaining cash cost, net of byproduct credits is defined as the cash cost, after byproduct credits plus non -expansion capital expenditure, including sustaining health, safety and environment, modernization and other non-expansion-related capital expenditures.

All in sustaining cost, net of byproduct credits: All in sustaining cost is defined as sustaining cash cost, net of byproduct credits plus general and administrative expenses and workers’ participation.

Our cash cost and AISC net of by-products credits are measured with respect to contained zinc sold, not considering resale operations of zinc from third parties. For our smelting operations, we present below cash cost, net of byproduct credits, sustaining cash cost, net of byproduct credits and all in sustaining cost and a reconciliation to our consolidated financial statements.

For the year ended December 31, 2021

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others (1)	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	188,216	80,008	324,973	593,197	0.0	593,197
Cost of goods sold	519.6	224.9	1,003.8	1,748.3	(2.7)	1,745.6
Cost of services rendered	(21.2)	(2.8)	(36.3)	(60.2)	0.0	(60.2)
On-site G&A	5.4	4.4	20.1	29.9	0.0	29.9
Depreciation and amortization	(13.1)	(11.7)	(54.1)	(78.9)	0.0	(78.9)
By-product credits	(11.9)	(23.0)	(91.1)	(126.0)	3.9	(122.1)
Workers’ participation & Bonus	(1.3)	(1.2)	(10.3)	(12.8)	0.0	(12.8)
Others	(17.8)	(9.2)	0.0	(26.9)	0.0	(26.9)
Cash cost, net of by-product credits (sold)	459.8	181.5	832.1	1,473.4	1.2	1,474.6
Cash cost, net of by-product credits (sold) (per tonne)	2,442.7	2,269.1	2,560.4	2,483.8	—	2,485.8
Non-expansion capital expenditure	17.7	19.0	39.3	76.0	(1.2)	74.8
Sustaining cash cost, net of by-product credits	477.4	200.6	871.4	1,549.4	(0.1)	1,549.4
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,536.6	2,507.1	2,681.5	2,612.0	—	2,611.9
Workers’ participation	1.3	1.2	10.3	12.8	0.0	12.8
Corporate G&A	0.0	0.0	0.0	0.0	28.1	28.1
AISC net of by-product credits (sold)	0.0	0.0	0.0	0.0	0.0	1,590.3
AISC net of by-product credits (sold) (per tonne)	—	—	—	—	—	2,680.9

Results of Operations

For the year ended December 31, 2020

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others (1)	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	196,327	77,965	302,495	576,788	0	576,788
Cost of goods sold	363.9	187.3	739.8	1,291.0	(3.2)	1,287.9
Cost of services rendered	(10.1)	(2.8)	(34.9)	(47.8)	0	(47.8)
On-site G&A	4.8	4.0	18.5	27.4	0	27.4
Depreciation and amortization	(14.5)	(11.7)	(56.4)	(82.7)	0	(82.7)
By-product credits	(14.6)	(18.0)	(83.9)	(116.5)	2.4	(114.1)
Workers’ participation & Bonus	(1.2)	(1.0)	(7.6)	(9.7)	0	(9.7)
Others	(12.1)	(8.5)	(8.0)	(28.6)	0	(28.6)
Cash cost, net of by-product credits (sold)	316.2	149.3	567.6	1,033.1	(0.8)	1,032.3
Cash cost, net of by-product credits (sold) (per tonne)	1,610.4	1,915.4	1,876.4	1,791.1	0	1,789.8
Non-expansion capital expenditure	18.1	9.8	15.6	43.5	(5.8)	37.7
Sustaining cash cost, net of by-product credits	334.3	159.1	583.2	1,076.6	(6.6)	1,070.0
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,702.6	2,041.0	1,927.9	1,866.5	0	1,855.1
Workers’ participation	1.2	1.0	7.6	9.7	0	9.7
Corporate G&A	0	0	0	0	32.8	32.8
AISC net of by-product credits (sold)	0	0	0	0	0	1,112.5
AISC net of by-product credits (sold) (per tonne)	0	0	0	0	0	1,928.7

Liquidity and Capital Resources

Liquidity and capital resources

Overview

In the ordinary course of business, our principal funding requirements are for working capital, capital expenditures relating to maintenance and expansion investments, servicing our indebtedness and distributions to our shareholders. We typically meet these requirements through operational cash flows, long-term borrowings from private banks, the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), international export credit agencies, and the issuance of debt securities in the international capital markets.

In 2021, since the price of metals remained at high levels, consequently increasing Nexa’s EBITDA, we implemented a liability management transaction by prepaying outstanding bank loans of approximately US$330 million. The prepaid amount consisted of several Brazilian NCEs (Export Credit Notes), an Export Pre-payment, an Export Credit Agency facility agreement, and a bilateral loan in Peru. Our financing strategy is to fund our necessary capital expenditures and to preserve our liquidity while meeting our debt payment obligations. We believe that our cash and cash equivalents on hand, cash from operations and available borrowings will be adequate to meet our capital expenditure requirements and liquidity needs for our current responsibilities. We may require additional capital to meet our longer-term liquidity and future growth requirements. Although we believe that our sources of liquidity are adequate, weaker economic conditions in Brazil, Peru or globally could materially adversely affect our business and liquidity.

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements, share premium reimbursements, dividends and investment activities, as well as a need to service our indebtedness. In 2021, our operating activities generated cash flows of US$493.0 million, compared to US$291.7 million in 2020, an increase of 69.0% primarily due to better operating results. In addition, throughout 2021 we disbursed US$136 million of the BNDES facility agreement to partially finance the Aripuanã Project.

Uses of funds

In the ordinary course of business, our principal funding requirements are related to capital expenditures, dividend payments and debt service. In 2021, we also raised capital to partially finance the Aripuanã project in Brazil, through the full drawdown of the BNDES loan agreement.

Capital expenditures

Our capital expenditures in 2021 before tax credits amounted to US$507.9 million. Of this amount, 53.4% was allocated to expansion projects mainly driven by Aripuanã’s project (US$257.6 million) and Vazante’s mine deepening (US$3.4 million).

Non-expansion projects, which include sustaining and HSE, among others, accounted for 45.9% of the total capital expenditures (or US$233.1 million) in 2021. The main investments were related to sustaining capital expenditures.

For 2022, we have budgeted US$385 million to invest in our operations and projects that are currently underway. Our main projects include US$75 million directed towards expansion projects—of which US$59 million is allocated mainly to the final implementation of the Aripuanã project, US$6.2 million to Magistral’s FEL3 studies, US$5.8 million for the acquisition of lands in Aripuanã and US$2.0 million to the Vazante mine deepening project—and US$310 million towards non-expansion projects, which includes sustaining and HSE.

Expenses related to exploration and project evaluation

In 2021, exploration expenses were US$57.8 million, mainly driven by higher costs and the resumption of our greenfield and brownfield exploration programs, and also mine development. In mineral exploration, we continue our efforts to replace and increase mineral reserves and resources.

Liquidity and Capital Resources

Project evaluation investment amounted to US$18.9 million in 2021, including approximately US$1.5 million directed towards greenfield projects in FEL1 and FEL2 stages and US$4.7 million to brownfield projects in the same stages.

We expect to continue to advance with our exploration and drilling campaigns and develop our pipeline of projects. In 2022, we estimate to spend US$82 million on expenses relating primarily to mineral exploration (US$64 million), which includes mineral rights and mine development, and project evaluation (US$18 million) activities.

Distributions and repurchases

On March 26, 2021, we paid a cash dividend of approximately US$35 million (US$0.26 per share) to our shareholders. Additionally, our subsidiary Pollarix declared dividends in the amount of US$23.7 million to the non-controlling interests owned by Votorantim Geração de Energia S.A. (“VGE”) which is a related party.

On February 15, 2022, Nexa’s Board approved a distribution to Nexa’s shareholders of US$50 million, US$44 million (US$0.33 per share) as dividend and US$6 million (US$0.05 per share) as share premium to be paid on March 25, 2022

Debt

As of December 31, 2021, our total outstanding consolidated indebtedness (current and non-current loans and financings, including accrued interest as of December 31, 2021) is US$1,699.3 million, consisting of US$46.7 million of short-term indebtedness, including the current portion of long-term indebtedness (or 2.7% of the total indebtedness), and US$1,652.6 million of long-term indebtedness (or 97.3% of the total indebtedness).

Our U.S. dollar denominated indebtedness as of December 31, 2021 was US$1,427.0 million (or 84.0% of our total indebtedness), our Brazilian real-denominated indebtedness was US$270.6 million (or 15.9% of our total indebtedness) and our Peruvian sol-denominated indebtedness was US$1.8 million (or 0.1% of our total indebtedness).

As of December 31, 2021, US$359.1 million, or 21.1% of our total consolidated indebtedness, bears interest at floating rates, including US$270.4 million of real-denominated indebtedness that bear interest at rates based on the CDI rate, SELIC rate or Taxa de Juros de Longo Prazo (“TJLP”) and Taxa de Longo Prazo (“TLP”) rates (the long-term interest rates set by the Brazilian National Monetary Council and the basic costs of financing of the BNDES), and US$88.7 million of foreign currency-denominated indebtedness that bear interest at rates based on LIBOR.

We continue to discuss with financial entities which fallback rate will replace the interest rate for our relevant LIBOR-based debt. Given the extension of most U.S. Dollar LIBOR tenors until June 30, 2023, we do not expect any relevant impacts on our business, financial position and results of operations in the current year.

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2021.

		As of December 31, 2021
Indebtedness	Average Annual Interest Rate	Current Portion (1)	Long-term Portion	Total
		(in millions of US$)
Eurobonds	Fixed + 5.73%	20.1	1,318. 3	1,338.3
BNDES	TJLP + 2.82%	18.7	197.1	215.8
	SELIC + 3.10%
	TLP – IPCA + 5.43%
Debentures	107.5% CDI	4.9	-	4.9
Export Credit Note	LIBOR + 1.54%	1.5	133.6	135.1
	111.55% CDI
Other		1 .5	3.7	5.2
Total		46.7	1,652.6	1.699.3

(1) Includes principal and interest.

Liquidity and Capital Resources

As of December 31, 2021, US$215.8 million remains outstanding under our loan agreements with BNDES, US$134.6 million regarding to the Nexa Dardanelos’ facility agreement which are guaranteed by Nexa Brazil and Nexa Resources, and US$81.2 million regarding to Nexa Brazil’s facility agreement which are guaranteed only by Nexa Resources.

Some of our debt instruments also contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all its assets. These instruments also contained covenants requiring that we comply with certain financial ratios, including:

•	a debt service coverage ratio of 1.0:1.0;
•	a net debt to EBITDA ratio of 4.0:1.0; and
•	a total debt to total capitalization ratio of 0.7:1.0.

As of December 31, 2021 we were in compliance with the above stated ratios.

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$46.7 million, including principal and interest, as of December 31, 2021.

We maintain a US$300.0 million revolving credit facility with a syndicate of lenders that will mature on October 25, 2024. This facility is guaranteed by Nexa Brazil and Nexa CJM. If drawn, this facility will bear interest at three-month LIBOR plus 1.00% per annum. As of December 31, 2021, no amounts were drawn under this facility.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position. See “Risk factors—Financial risk— Our business requires substantial capital expenditures and is subject to financing risks.”

Long-term indebtedness

The following discussion briefly describes our principal financing agreements as of December 31, 2021. For additional information, see Note 24 to our consolidated financial statements.

Term Loan. On March 12, 2020, in order to reduce our cost of debt, enhance our short-term liquidity and manage our debt profile, we entered into a term loan with a global financial institution, in the principal amount of R$477.0 million (approximately US$100.0 million) at a cost of 8.5%, with a five-year maturity. Simultaneously, we contracted a swap to exchange the interest rate to 2.45% as well as the currency of debt service prepayments from Brazilian real to US dollar. The term loan is guaranteed by Nexa Resources.

Export Credit Notes. In March and April 2020, we entered into five Export Credit Note agreements in the total principal amount of R$1,477 million (approximately US$300 million) with maturity dates between one and five years and costs between 134.2% of CDI and CDI +1.8% up to CDI + 4.2%. In 2020, we prepaid the principal and accrued interest of two Export Credit Notes. As of December 31, 2021, our outstanding principal amount under the three remaining Export Credit Notes was US$135 million.

Liquidity and Capital Resources

Export Prepayment Facilities. As of December 31, 2021, we have one export prepayment facility in an amount of US$96 million, which bears interest at a rate of six-month LIBOR plus 1.27%. The outstanding export prepayment facility is guaranteed by Nexa Brazil and Nexa CJM and is secured by liens on certain collection accounts associated with the facility.

Nexa Resources Bonds due 2028. On June 18, 2020, we issued an aggregate principal amount of US$500.0 million in bonds maturing in 2028 and bearing interest at 6.500% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2021, the outstanding amount under these bonds was US$508.8 million, which is related to a principal amount of US$500.0 million plus an accrual of US$14.7 million related to interest, net of borrowing costs of US$5.9 million.

Nexa Resources Bonds due 2027. On May 4, 2017, we issued an aggregate principal amount of US$700.0 million in bonds maturing in 2027 and bearing interest at 5.375% per year. These securities are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2021, the outstanding amount under these bonds was US$699.7 million, which is related to a principal amount of US$700.0 million plus an accrual of US$6.0 million related to interest, net of borrowing costs of US$6.3 million.

Nexa Peru Bonds due 2023. On March 28, 2013, we issued an aggregate principal amount of US$350.0 million in bonds maturing in 2023 and bearing interest at 4.625% per year. In 2020, we purchased an aggregate principal amount of US$214.5 million, or 62.55% of the outstanding principal amount, pursuant to a tender offer. As of December 31, 2021, the outstanding amount under these bonds was US$129.9 million, which is related to a principal amount of US$128.5 plus an accrual of US$1.5 million related to interest, net of borrowing costs of US$0.1 million.

On February 24, 2022, Nexa Resources Perú S.A.A. announced the early redemption and cancellation of all outstanding 4.625% bonds maturing in 2023. The bonds will be redeemed on March 28, 2022 at a price equal or the greater of (i) 100% of the outstanding principal amount, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed discounted to the redemption date on a semiannual basis at the applicable Treasury Rate plus 45 basis points, in each case plus accrued and unpaid interest and additional amounts, if any, to but excluding the redemption date, in accordance with the provisions of the indenture governing the bonds.

BNDES and FINEP. BNDES has been an important source of debt financing for our capital expenditures in Brazil. We, through our Brazilian subsidiaries, have entered into several loan agreements with BNDES for the expansion and modernization of certain fixed assets, studies and engineering projects, environmental investments and the acquisition of machinery and equipment. As of December 31, 2021, our aggregate outstanding principal amount under BNDES loan agreements was US$215.8 million. For further details on our long-term financings with BNDES, please see the table below.

On October 26, 2020, we disbursed the first tranche of the Credit Facility Agreement related to the Aripuanã Project signed with BNDES in the amount of approximately R$225 million or US$39.9 million at a cost of TLP plus 3.39%, with maturity in 2040. On December 28, 2020 we disbursed the second tranche of this facility in the amount of approximately R$250 million or US$47.7 million at a cost of TLP plus 3.39%, with maturity in 2040.

In December 2014, Nexa Brazil entered into a loan agreement with the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or “FINEP”), to finance the research and development of various projects. As of December 31, 2021, our outstanding principal amount under this loan agreement was R$18.5 million (or US$3.3 million).

The following table sets forth selected information with respect to Nexa Brazil’s principal long term financings with BNDES and our outstanding amount under these financings as of December 31, 2021.

Liquidity and Capital Resources

Indebtedness	Borrower	Guarantor	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding As of December 31, 2021
						(in millions of US$)
R$1,000.0 million BNDES Revolving Credit Agreement	Nexa Brazil	Nexa Resources	TLP plus 2.09% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	12.3
Total						12.3
R$1,200.0 million BNDES Revolving Credit Agreement (1)	Nexa Brazil	Nexa Resources	SELIC plus 3.10% per annum	60 monthly installments commencing on October 15, 2021	September 15, 2026	29.7
	Nexa Brazil	Nexa Resources	TJLP plus 2.82% per annum	60 monthly installments commencing on September 15, 2017	September 15, 2026	15.8
	Nexa Brazil	Nexa Resources	TLP plus 2.22% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	23.5
Total						69.0
Credit Facility Agreement	Nexa Dardanelos	Nexa Brazil and Nexa Resources	TLP plus 3.39% per annum	210 monthly installments commencing on March 15, 2023	August 15, 2040	134.6
Total						134.6
Total BNDES Long-Term Indebtedness						215.8

(1) Consists of three tranches.

Cash flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2021 and 2020.

	For the Year Ended December 31,
	2021	2020
	(in millions of US$)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	493.0	291.7
Investing activities	(469.3)	(369.2)
Financing activities	(344.1)	451.6
Effects of exchange rates on cash and cash equivalents	(21.9)	(16.1)
Other high liquid short term investments	—	29.5
Increase (decrease) in cash and cash equivalents	(342.3)	387.5
Cash and cash equivalents at the beginning of the year	1,086.2	698.6
Cash and cash equivalents at the end of the year	743.8	1,086.2

Liquidity and Capital Resources

In 2021, our net cash flow provided by operating activities was US$493.0 million, primarily due to the improvement of Company's year results, partially offset by higher interest paid on loans and financings.

In 2021, our net cash flow used in investing activities was US$469.3 million, mainly due to capital expenditures, which totaled US$485 million, including Aripuanã, partially offset by a positive variation in financial investments.

In 2021, our net cash flow used in financing activities was US$344.1 million, mainly impacted by payments and prepayment of loans and financings, the acquisition of the common shares of Tinka and dividends paid in the amount of US$52 million.

At December 31, 2021, our cash and cash equivalents were US$743.8 million, US$342.3 million lower compared to our cash and cash equivalents at December 31, 2020.

Critical Accounting Estimates

Critical accounting estimates

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

We also assess at each reporting date, whether there is an indication that goodwill may be impaired. If any indication exists, such as volume and price reductions or unusual events that can affect the business, we estimate the recoverable amount of the cash generating unit or group of cash generating units.

The process of estimating the value in use and the fair value less costs to sell involves assumptions, judgment and projections of future cash flows. Our assumptions and estimates of future cash flow used for impairment testing of goodwill are subject to risk and uncertainties, particularly for markets—such as metals— subject to higher volatilities, which are outside our control. The calculations used for the impairment testing are based on discounted cash flow models as of September 30, 2021, market assumptions, such as LME prices, market interest rates and other available data regarding global demand. The discount factor applied to the discounted cash flow model is our pre-tax weighted average cost of capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections before taxes on income, based on financial and operational budgets for a five-year period. After the five-year period, the projections are extended to the end of the mine life for our mines and indefinitely for our smelters. We do not use growth rates in cash flow projections of the terminal value for our smelters.

Impairment analysis

When performing its annual impairment assessments and after analyzing all impairment indicators we haven’t identified no need to recognize any impairment in 2021.

Fair value of derivatives and other financial instruments

We determine the fair value of financial instruments not traded in an active market by using valuation techniques. We use judgment to select among a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

The main financial instruments and the assumptions we make for their valuation are described below.

•	We consider the nature, terms and maturity of cash and cash equivalents, financial investments, trade accounts receivable and other current assets. The carrying amount of these items are similar to their respective fair value.
•	Financial liabilities are subject to typical market interest rates. The market value is based on the present value of expected future cash disbursement, at interest rates currently available for debt with similar maturities and terms. We also consider Nexa’s credit risk when assessing the fair value of financial liabilities.

Liquidity and Capital Resources

•	The fair value of derivative financial instruments that we use for hedging transactions is evaluated by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from the Brazilian Securities, Commodities and Futures Exchange, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities.
•	Swap contracts: The present value of both the assets and liabilities is calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts: The present value is estimated by discounting the notional amount multiplied by the difference between the future price in the reference date and contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying asset price is the average price of certain assets over a range of days.
•	Option contracts: The present value is estimated based on pricing methodologies such as the Black Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate. The underlying asset price is the average price of the foreign exchange rate in the fixing month.

Asset retirement obligations

Provision for asset retirement obligations include costs to restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a Property plant and equipment for asset retirement obligations relating to operating mining assets or as Other income and expenses, net for non-operating structures. Environmental obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, are recognized in Other income and expenses, net in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The cash flows are discounted to present value using a credit risk adjusted rate that reflects current market assessments of the time value of money and the specific risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in net financial results. Differences in the settlement amount of the liability are recognized in the income statement.

In 2021, as part of its annual asset retirement and environmental obligations review, the Company increased its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement or environmental obligations studies and update in the discount rates. As a result, Nexa recognized a non-cash net expense of US$6 million in “Other income and expenses” in 4Q21, totaling US$7 million in 2021, and increased its “Operational assets, property, plant and equipment” by US$6 million.

For further information, please refer to Note 26 to our consolidated financial statements included herein.

Liquidity and Capital Resources

Tax, civil, labor and environmental provision

We are party to ongoing labor, civil, tax and environmental lawsuits, which are pending at different court levels. We establish provisions for potentially unfavorable outcomes of litigation in progress and update them based on management evaluation, with support from the positions of external legal counsel. For additional information, see Note 27 to our consolidated financial statements.

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

Determination of Mineral Reserves and Mineral Resources as basis to determine life of mine

Mineral reserves are deposits estimated to be economically feasible for extraction under economic conditions as of the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by us and based on the estimated life of mine. Any changes to the life of mine, including as a result of changes in estimates of mineral deposits and mining plans, may affect prospective amortization rates and carrying values of these assets. The process of estimation of mineral deposits is based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates. These estimates, when evaluated in the aggregate, can have a relevant impact on the economic viability of the mineral deposits. We use various assumptions with respect to conditions, such as metal prices, inflation rates, exchange rates, technology improvements and production costs, among others. Estimates of mineral reserves and resources are reviewed periodically, and any changes are adjusted to reflect life of mine and, consequently, adjustments to amortization periods. Costs for the acquisition of rights to explore and costs to develop mineral properties incurred as of the start of the feasibility study phase known as front end loading (“FEL 3”), are capitalized. Since April 1, 2018, these costs are amortized using the units of production method over the estimated useful lives of the mines. The impacts of the change in the accounting estimation were not considered to be material, and the change was accounted for prospectively. Once the mine is operational, these costs are amortized and considered a production cost.

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

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy, that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our executive officers and board of directors.

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the executive team, audit committee and board of directors. We use a governance, risk and compliance management platform, BWise, to manage and assess our risks, to monitor our action plans and to create related reports.

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

Assuming an exchange rate appreciation (devaluation) of 10.0% of the U.S. dollar against the real as of December 31, 2021, we estimate that our EBITDA for the year would have increased (decreased) by US$40.5 million for 2021. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, changes in exchange rates may also affect the volume of sales as other market participants become more or less competitive. This sensitivity analysis does not factor in a potential change in sales levels or actions that management could take to manage the potential impact. Accordingly, the actual effect of exchange rate fluctuations will vary from period to period. However, assuming all other factors are held constant, we would expect future fluctuations like those analyzed above to have a similar potential impact on our results for future periods. See “Forward-looking statements.”

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2021, an increase/(decrease) in LIBOR of 25.0% would impact our net income (loss) before income tax for the year and cash flows by US$(0.05)/0.05 million. We calculate our exposure to fluctuations in interest rates at least for 12 months after a reference date, considering any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted for our finance committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Metal price sensitivity

We are subject to financial risks arising from the volatility of prices of zinc, copper, lead and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2021 Adjusted EBITDA (as previously defined) attributable to us resulting from metal price changes.

Risk Management

	Zinc	Copper	Silver
Change in metal price (in percentage)	10.0%	10.0%	10.0%
Change in Adjusted EBITDA (in millions of US$)	117.5	29.3	20.7

Derivative instruments

To hedge against financial risk, we enter derivative transactions under our Financial Risk Management Policy. Those transactions are carried out in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian Contrato Geral de Derivativos (“CGD”) Agreements.

None of the derivative transactions we are party to as of December 31, 2021 have corporate guarantees or require margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2021 was entered into for speculative or arbitrage purposes.

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

To execute our hedge programs, as well as any sporadic hedging demands, we and our subsidiaries mainly enter into average rate (Asian) forwards, collars and swaps and standard interest rate swaps. These are the types of derivatives applicable for the hedge of our exposures, according to our Financial Risk Management Policy.

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

Major shareholders

As of March 17, 2022, Nexa Resources has 132,438,611 common shares outstanding, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

Votorantim S.A. is Nexa Resources’ controlling shareholder. VSA does not have any different voting rights, but as long as it holds a majority of our voting stock, it can influence or control matters requiring approval by our shareholders, including the appointment of directors. VSA acquired all its shares in Nexa Resources on February 26, 2014.

Shareholder	Number	Share Capital (%)
VSA	85,655,128	64.68%
Public	46,783,483	35.32%
Total	132,438,611	100.00%

VSA

As of March 17, 2022, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by Ermírio Pereira de Moraes, Maria Helena Moraes Scripilliti, José Ermírio de Moraes Neto, José Roberto Ermírio de Moraes, Neide Helena de Moraes and the descendants of Antonio Ermírio de Moraes through controlled companies.

Related Party Transactions

Related party transactions

We enter into transactions with related parties, including VSA and companies that are owned or controlled, directly or indirectly, by VSA, in our ordinary course of business. These transactions are conducted on an arms’ length basis and in accordance with applicable laws and our corporate governance policies. See “Risk factors—Risks relating to our corporate structure—VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.” In accordance with article 441-7 of the Luxembourg law of August 10, 1915 concerning commercial companies, as amended (“1915 Law”), any member of our board of directors having a direct or indirect financial interest conflicting with that of Nexa Resources in a transaction put before the board for consideration must advise the board thereof and cause a record of such member’s statement to be included in the minutes of the meeting. The director may not take part in these deliberations and at the next following general meeting of shareholders of Nexa Resources, before any other resolution is put to vote, a special report shall be made on any such conflicted transactions. This shall not apply where the decision of the board relates to ordinary business entered into under normal market conditions. A similar rule is stated in the article 441-12 of the Law 1915 and applies to the members of the management committee.

Nexa has controls in place in order to identify related parties on a quarterly basis and approve related party transactions in advance. Such controls include an analysis by the related party internal committee, and in certain circumstances, the audit committee, which is required for the execution of related party transactions.

The table below sets forth the balances of our principal related party transactions as of the dates and periods indicated. The entities disclosed are entities part of the Votorantim Group. The transactions relate to shared project costs such as environmental protection; administrative services provided by the Center of Excellence (Centro de Excelência); sales of limestones and cement purchases, mainly for the Aripuanã project; purchases of energy to be used in Nexa Brazil operation units and construction services for the Aripuanã project, among others.

As of December 31, 2021
(in millions of US$)
Related Party Transaction Balances Related Party Assets
Current assets
Trade Accounts Receivable	0.2
Companhia Brasileira de Alumínio	0.6
Votener - Votorantim Comercializadora de Energia Ltda	0.3
Votorantim Cimentos S.A.	0.0
Total	1.1
Trade payables
Votorantim S.A.	1.1
Andrade Gutierrez Engenharia S.A.	1.9
Companhia Brasileira de Alumínio	0.3
Votorantim Cimentos S.A.	0.1
Votener - Votorantim Comercializadora de Energia Ltda	0.9
Votorantim International CSC S.A.C	0.3
Other	0.2
Total	4.8
Dividends payable
Other.	11.4
Total	11.4
Related parties liabilities
Other	0.4
Total	0.4

We summarize below some of our principal related party transactions.

Related Party Transactions

For the Year Ended December 31,
2021
(in millions of US$)
Related Party Transactions Sales
Votorantim S.A.	0.0
Companhia Brasileira de Alumínio	9.0
Votener - Votorantim Comercializadora de Energia Ltda.	6.0
Votorantim Cimentos S.A.	0.0
Other	0.1
Total	15.1
Purchases
Votorantim S.A.	3.7
Andrade Gutierrez Engenharia S.A.	41.5
Companhia Brasileira de Alumínio	3.7
Votener - Votorantim Comercializadora de Energia Ltda.	16.2
Votorantim Cimentos S.A.	0.7
Votorantim International CSC S.A.C	4.3
Other	1.1
Total	71.2

Andrade Gutierrez Engenharia S.A

As part of the execution of the Aripuanã project, in June 2019 we entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of our director’s close family members may have significant influence at its holding level. As of December 2021, the updated amount of this contract is US$55.1 million.

Shared arrangements

We have entered into a number of shared services contracts with other entities in the Votorantim Group in an effort to achieve operational efficiencies. These include joint contracts for insurance coverage and information technology. Entities in the Votorantim Group with whom we maintain such contracts have access to a substantial level of information about us. In addition, VSA negotiates our insurance coverage at the level of the Votorantim group and we thus depend on choices made by VSA for selecting the service providers to be used for all insurances contracted by us, including coverage related to property, transport, liability, credit and engineering risk insurances. We retain the right of approval of contract renewal terms negotiated by VSA.

In addition, all executive officers participate in the Fundação Senador José Ermírio de Moraes (“FUNSEJEM”) pension fund, a private, closed and not-for-profit pension fund responsible for the management of the pension plans for the employees of companies linked to the Votorantim Group.

See “Risk Factors—Risks relating to our corporate structure—VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.”

Distributions

Distributions

Distributions to our shareholders are subject to the requirements of Luxembourg law and the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as legal requirements and other factors we may deem relevant at the time. As of December 31, 2021, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we estimate to distribute each year amounts equal to at least 2.0% of our average market capitalization.

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

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. As of December 31, 2021, the legal reserve is US$13,332,051.30.

The table below describes the distributions paid to our shareholders. Distributions for 2019, 2020 and 2021 were made in the form of a cash dividend.

	For the Year Ended December 31,
	2021	2020	2019
	(in millions of US$)
Distributions paid to shareholders	35.0	50.0	69.8

On March 26, 2021, we paid approximately US$35 million (US$0.26 per common share) of dividends to our shareholders. This dividend will be ratified, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2021, which will occur in June 2022.

On February 15, 2022, our board of directors approved a distribution to Nexa’s shareholders of US$50 million, US$44 million as dividend and US$6 million as share premium, or approximately US$0.331275 per common share and US$0.046258 per common share, respectively, to be paid on March 25, 2022. This dividend will be ratified, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2022, which will occur in June 2023.

Distributions

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

A Luxembourg withholding tax of 15.0 % is generally due on dividends and similar distributions made by Nexa Resources to its shareholders. However, distributions on Nexa Resources’ common shares that are sourced from a reduction of share capital or share premium are not subject to Luxembourg withholding tax if Nexa Resources does not have distributable reserves or profits in its standalone statutory accounts prepared under Luxembourg GAAP. See “Additional information—Taxation—Luxembourg tax considerations—Shareholders.”

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

Computershare Trust Company, N.A. is the paying agent for shareholders who hold common shares listed on the NYSE. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars.

Trading Markets

Trading markets

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the NYSE, under the ticker symbol NEXA. On March 17, 2022, there were 132,438,611 common shares issued and outstanding.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Nexa did not repurchase any shares during 2021. As of December 31, 2021, there were no authorized share buyback programs.

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

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices that include internal rules for the board of directors and key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the board of directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles. The disclosure set out below describes in further detail our approach to corporate governance.

Code of conduct

We work with all of our employees, as well as third parties who we work with, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. In 2021, we updated our anti-corruption, anti-money laundering, anti-terrorist financing and antitrust policies based on laws in effect in the countries where we operate. As a result of this, the code of conduct was revised, disseminated and implemented throughout Nexa. This revised version of the Code of Conduct reflects our commitment to the principles of integrity, ethics, human rights, and social and environmental responsibilities. Our directors and executives have certified that they have read and that they will comply with our code of conduct. Furthermore, our board of directors periodically monitors compliance related topics. We also launched our code of conduct for suppliers in 2021 A conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures.

Several anti-corruption, anti-money laundering and antitrust initiatives have been implemented, including, among other things, ethics and compliance training and an ethics hotline which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, disciplinary action may be taken, if necessary. We have not granted any implicit or explicit waivers from any provision of our code of conduct since its adoption.

Our code of conduct, code of conduct for suppliers and compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our code of conduct on the same page of our corporate website. Information contained on our website is not incorporated by reference into this report, and you should not consider it to be part of this report.

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

As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect these considerations, as well as our consideration of the recommended Canadian Corporate Governance Guidelines. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

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

303A.03	The non-management directors of a listed company must meet at regularly scheduled executive sessions without management.	We have no management directors.

Corporate Governance

303A.04

A listed company must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

“Controlled companies” and “foreign private issuers” are not required to comply with this requirement.

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and two non-independent directors, which has adopted a committee charter.

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

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of two independent directors and two non-independent directors, which has adopted a committee charter.

As set forth in the committee’s charter, this committee is responsible for, among other matters:

•        reviewing and proposing new compensation models and changes to current compensation models; and

•        determining compensation of executive officers, directors and committee members.

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

•        our risk management controls and monitoring processes, according to the ERM policy; and

•        the qualifications, performance and independence of our independent auditors and performance of the internal audit function.

See “Corporate governance, management and employees—Board of directors—Committees of our board of directors.”

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our articles of association require shareholder approval of overall remuneration, including any equity-compensation plans of members of the board of directors and members of board committees.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have corporate governance policies in place as described in “Corporate governance, management and employees” in this annual report.

Corporate Governance

303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a formal code of conduct, which applies to our directors, officers, employees and third parties who interact with the Company. Our code of conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.
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

As a foreign private issuer, we are subject to and comply with (b) and (c) of these requirements, but are not subject to (a).

Board of Directors

Board of directors

Our board of directors is responsible for the general guidance of our business and affairs, including providing general guidance, governance and strategic oversight to our executives and other members of our management team. It is also responsible for ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The board of directors is vested with broad powers to act on behalf of Nexa and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our board of directors.

Appointment and term of members of our board of directors

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

Our directors are appointed for two-year terms and may be reelected. Members of our board of directors may be removed at any time, with or without cause, by a resolution adopted at a general meeting of our shareholders. Under Luxembourg law, in the case of a vacancy of the office of a director appointed by the general meeting of shareholders, the remaining directors may, by a simple majority vote of the directors present or represented, fill the vacancy. In these circumstances, the following general meeting of shareholders shall make the final appointment of the director.

Composition of the board of directors

Our board of directors is comprised of a minimum of five and a maximum of eleven members and currently has nine members, of which four are independent directors and five are non-independent, as set out below.

The term of each and all of our directors expires at the 2022 annual general meeting of shareholders. The following table sets forth our current directors, their respective board positions and their respective date of election to the board.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (2)(3)	66	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Elena Dimitrov (1)(2)*	52	Toronto, Canada	Director	December 14, 2017
Diego Hernandez (2)	73	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho (3)*	55	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz (1)(4)*	71	New Jersey, USA	Director	December 14, 2017
Gianfranco Castagnola (4)	61	Lima, Peru	Director	June 4, 2020
Jane Sadowsky (1)(3)*	60	New York, USA	Director	December 14, 2017
João Henrique Batista de Souza Schmidt (4)	43	São Paulo, Brazil	Director	October 18, 2016
Luís Ermírio de Moraes (3)	61	São Paulo, Brazil	Director	August 25, 2016

(1) Member of the audit committee.

(2) Member of the sustainability and capital projects committee.

(3) Member of the compensation, nominating and governance committee.

(4) Member of the finance committee.

* Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 Audit Committees.

The business address of each member of our board of directors is our corporate office, which is 37A, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.

We present below a brief biographical description of each member of our board of directors:

Board of Directors

Jaime Ardila. Mr. Ardila has been a member of our board of directors since June 2019 and has been Chairman of the board since July 30, 2020. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the Board of Directors of Accenture and Chairman of Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

Daniella Elena Dimitrov. Ms. Dimitrov has been a member of our board of directors since January 2018. Ms. Dimitrov has over 20 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. She was a partner at Sprott Capital Partners, a division of Sprott Capital Partners LP, a merchant bank with a focus on natural resources. Ms. Dimitrov is also a director of International Petroleum Corp. and Chemtrade Logistics Income Fund and served as director of Excellon Resources Inc. until April 2020. She is also CFO and Executive Vice President Strategy and Corporate Development of Iamgold Corporation and in January 2022 was appointed as interim CEO. Ms. Dimitrov’s previous roles include President and CEO and CFO of a multi-mine gold/copper producer; Executive Vice Chair of an iron ore developer through its acquisition following a hostile take-over bid; COO of a Canadian national wealth management and capital markets firm; and various corporate development roles in mining and financial services. Ms. Dimitrov has been a director of various mining companies and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov has received the NACD Directorship Certification. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree from University of Windsor. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Diego Hernandez. Mr. Hernández has been a member of our board of directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018. Mr. Hernández has over 45 years of experience in the mining industry. He is currently the President of the Sociedad Nacional de Minería in Chile and Advisor to the Chairman of BAL Group. He also integrates the Executive Committee of the Confederación de la Producción y del Comercio de Chile. He served as CEO of Antofagasta Minerals from August 2012, and in September 2014 was appointed CEO of Antofagasta plc, a position he held until April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010, based in Santiago. He served as Executive Director, Non-Ferrous Metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés of Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received an award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile.

Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our board of directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018 and has been member of the board of directors of CBA since 2017. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm focusing on mid-size companies in Brazil. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds a MBA from the University of Chicago in 1995.

Board of Directors

Edward Ruiz. Mr. Ruiz has been a member of our board of directors since January 2018. Mr. Ruiz brings over 51 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committee of several publicly traded companies in Brazil, including Iochpe-Maxion SA and Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte’s IFRS specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

Gianfranco Castagnola. Mr. Castagnola has been a member of our board of directors since June 2020. Mr. Castagnola is partner and CEO of Apoyo Consultoría, a leading firm specialized in economic, business and financial advisory services in Peru. He also serves as chairman of the board of directors of its subsidiary, AC Capitales SAFI, one of the largest Peruvian investment fund managers. He has been a member of the board of directors of the Peruvian Central Bank from 1996 to 2001 and was president of the Universidad del Pacífico board of trustees. He is chairman of the board of directors of Scotiabank Peru S.A., and member of the board of directors of Saga Falabella, the Austral Group and IKSA. Mr. Castagnola’s previous roles include serving as member of the board of directors of Nexa Peru, Nexa Resources Atacocha S.A.A., Lima Airport Partners, Quimica Suiza, Cementos Pacasmayo, Camposol Holding and Redesur. Mr. Castagnola earned his master’s degree in public policy from Harvard University and his bachelor’s degree in Economics from the Universidad del Pacífico.

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

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our board of directors since 2016. He has held the position of executive officer for Corporate Development at VSA, and in 2020 he assumed the position of CEO. He is the Chairman of the Board of Directors of Votorantim Geração de Energia S.A., a position he has held since 2017 and he served as Chairman of the Board of Directors of CESP – Companhia Energética de São Paulo in part of 2019. He also served as member of the Board of Directors of Citrosuco S.A. from 2014 to 2019 and Nexa Brazil from 2016 to 2018. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Luís Ermírio de Moraes. Mr. Moraes has been a member of our board of directors since 2016, and was the Chairman of the board until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is currently Vice President and a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Board of Directors

Internal rules of the board of directors

Our board of directors adopted board internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;
•	ensure that the executive officers comply with such mission, strategic goals and guidelines;
•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	approve the annual commercial agreements strategy;
•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa and its subsidiaries according to our articles of association;
•	promote and ensure compliance with our corporate purpose;
•	ensure the sustainable, long-term continuity of Nexa, including with regard to economic, social and environmental aspects;
•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;
•	evaluate the performance of our CEO and executive officers;
•	exemplify and, together with the management committee, create a culture of integrity throughout the organization;
•	approve and monitor compliance with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; and (k) authorization policy;
•	approve board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;
•	ensure appropriate succession planning for our board of directors, CEO and executive officers;
•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered between Nexa and any of our executive officers; and
•	all further tasks as required by applicable laws.

Board of Directors

The board internal rules are available on our website.

The board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the board. In accordance with the board’s internal rules, the independent members of the board may hold separate meetings and each director has a duty to declare, prior to any board meeting, the existence of a particular reason or conflict of interest with Nexa with respect to a subject matter being discussed or considered by the board. Accordingly, such board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our board members are prohibited from holding executive positions with Nexa and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our audit committee is comprised entirely of independent directors and we also have independent representation on all other committees.

Description of the position of Chair

Our board of directors has developed a written position description for the chair of the board of directors. The chairman of the board has the following responsibilities, subject to any other matters that may be set forth in our articles of association or provided for under applicable law:

•	ensure the efficiency and proper performance of the board of directors;
•	preside over the board meetings;
•	prepare, organize, elaborate and distribute the agenda and minutes of the meetings aided by the board secretary, including all information necessary to discuss the matters on the agenda;
•	coordinate the activities of other board members;
•	ensure that all board members receive comprehensive information about the items on the board agenda in a timely manner;
•	propose the annual corporate calendar to the board in coordination with Nexa’s CEO, which shall necessarily set forth the dates of corporate events;
•	organize the onboarding and education sessions for incoming members of the board in coordination with Nexa’s CEO; and
•	periodically arrange for continuing education opportunities for all board members, so that individuals may maintain or enhance their skills and abilities as members and ensure that their knowledge and understanding of Nexa’s business remains current.

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

Under the board of directors’ internal rules and our articles of association, the board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The board of directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the board’s internal rules. In fiscal year 2021, our board of directors held 12 meetings, in which the rate of attendance in person or by representation was 100% of the directors. In addition, we had (i) six audit committee meetings, (ii) seven finance committee meetings, (iii) nine compensation, nominating and governance committee meetings, and (iv) fifteen sustainability and capital projects committee meetings.

Board of Directors

Director	Board Meetings	Meetings Attended	Overall % Attendance
Jaime Ardila	12	12	100
Daniella Elena Dimitrov	12	12	100
Diego Hernandez	12	12	100
Eduardo Borges de Andrade Filho	12	12	100
Edward Ruiz	12	12	100
Gianfranco Castagnola	12	12	100
Ian Wilton Pearce (until July 29, 2021)	6	6	100
Jane Sadowsky	12	12	100
João Henrique Batista de Souza Schmidt	12	12	100
Luís Ermírio de Moraes	12	12	100

As set forth in the board of directors’ internal rules, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2021, our directors held in camera sessions without members of the management team prior and/or at the conclusion of each board meeting.

Committees of our board of directors

Our board of directors has an audit committee, a finance committee, a compensation, nominating and governance committee and a sustainability and capital projects committee. Our board of directors may have other committees as it may determine from time to time. Each of the standing committees of our board of directors has the composition and responsibilities assigned to them by the meeting of the board of directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our board of directors is available on our website.

Audit committee

Our audit committee is a standing committee established by our board of directors on March 28, 2017 to assist the board of directors in fulfilling certain of its oversight responsibilities. The audit committee may be composed of three to five members, each appointed by our board of directors for a term of one year. Daniella Elena Dimitrov, Edward Ruiz and Jane Sadowsky currently serve as its members. These individuals are independent under Rule 10A-3 and applicable NYSE standards, as well as Canadian securities regulators’ National Instrument 52-110 Audit Committees. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our board of directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.”

Our audit committee’s primary responsibilities are to assist the board of directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the ERM policy, and the oversight of financial reporting and related compliance, internal control over financial reporting and fraud risks; (v) the compliance and ethics program; (vi) review of, and approval of certain related party transactions; and (vii) the qualifications, performance and independence of our independent auditors and performance of the internal audit function. It is also the audit committee attribution to support the Board in its monitoring of the enterprise risk management in matters related to the responsibility of this Committee.

Board of Directors

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

Finance committee

Our finance committee is a standing committee established by our board of directors on March 28, 2017 to assist the board of directors in fulfilling certain of its oversight responsibilities. The finance committee may be composed of three to five members, each appointed by our board of directors for a term of one year. Gianfranco Castagnola, Edward Ruiz and João Henrique Batista de Souza Schmidt currently serve as its members. It is also the finance committee attribution to support the Board in its monitoring of the enterprise risk management in matters related to the responsibility of this committee.

Our finance committee’s primary responsibilities are to assist the board of directors in fulfilling its oversight responsibilities with respect to monitoring Nexa’s balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments and returns, , support the board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee, among others.

Compensation, nominating and governance committee

Our compensation, nominating and governance committee is a standing committee established by our board of directors on March 28, 2017 to assist the board of directors in fulfilling certain of its oversight responsibilities. The compensation, nominating and governance committee may be composed of two to five members, each appointed by our board of directors for a term of one year. Luís Ermírio de Moraes, Eduardo Borges de Andrade Filho, Jaime Ardila and Jane Sadowsky currently serve as its members. Two of the four members of the compensation, nominating and governance committee are independent directors. An external advisor with broad experience in the area was retained in 2021 to assist our compensation, nominating and governance committee in carrying out its mandate.

Our compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the board of directors and of the members of the committees of the board of directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (4) development of corporate governance guidelines and principles; (5) identification of individuals qualified to be nominated as members of the board of directors and suggesting nominees to fill any vacancies on the board of directors; (6) the structure and composition of board committees; (7) evaluation of the performance and effectiveness of the board of directors, the chief executive officer and each of the board’s standing committees; (8) the supervision and approval of our social responsibility plans and policies; (9) support the board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee; and (10) any related matters required by applicable laws and stock exchange rules. For more information regarding our corporate governance policies, see “Information on the Company—Environmental, Social and Governance (“ESG”)—Nexa Materiality Matrix—Governance.”

Sustainability and capital projects committee

Our sustainability and capital projects committee is a standing committee established by our board of directors on April 29, 2019 to assist the board of directors in fulfilling certain of its oversight responsibilities. The sustainability and capital projects committee may be composed of at least three and no more than five members, each appointed by our board of directors for a term of one year. Diego Hernandez, Daniella Elena Dimitrov and Jaime Ardila currently serve as its members.

Board of Directors

Our sustainability and capital projects committee’s primary responsibilities are to assist the board of directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including tailings management. The committee also assists in the oversight of the estimate and disclosure of mineral reserves and resources related to our operations and projects and monitor our compliance with applicable laws and policies, provide oversight on the development and implementation of management systems relating to sustainability matters and capital projects matters, including the review of the suitability and effectiveness of our risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

The sustainability and capital projects committee is also responsible for assisting the board with the review of technical, economic and social matters with respect to our projects, including exploration, development, permitting, construction and operation of our mining and smelting assets, which are core to our strategy and growth. For more information regarding our sustainability policies, see “Information on the Company—Environmental, Social and Governance (“ESG”)—Nexa Materiality Matrix—Environmental” and “Information on the Company—Environmental, Social and Governance (“ESG”)—Nexa Materiality Matrix—Social.”

Orientation and continuing education

We implemented an orientation program for new directors under which each new director meets with the chair of our board of directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations and corporate governance (including the role and responsibilities of the board of directors and each committee).

The chair of our board of directors is responsible for overseeing directors’ continuing education and ensure that it is designed to maintain or enhance the skills and abilities of our directors and to ensure that their knowledge and understanding of our business remains current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate.

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

Board of Directors

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

The compensation, nominating and governance committee and our board of directors have the responsibility to review and assess the composition of the board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the board of directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our board and management team, each of the board’s committees and each director, the board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our board of directors and each of its committees and the management team. Ultimately, appointments to our board of directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in board and management team composition and the desire to maximize the effectiveness of corporate decision making, having regard to our best interests and strategies and objectives, including the interests of our shareholders and other stakeholders. During our selection process for board appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 22%) of our nine members of the board are women, and on a general basis, 16.2% of our overall employees are women.

Further, we developed a diversity program in 2019 as part of the Nexa Way program. This program is composed of affinity groups, which are formed by employees on a volunteer basis and divided into five themes: (i) women, (ii) race and ethnicity, (iii) LGBTQIA+, (iv) people with disabilities and (v) multigenerational. The affinity groups are assisted by a technical committee composed of executive officers and employees in key areas such as human resources, compliance, legal and institutional relations.

The program promotes knowledge and improvements for our employees. In 2021, we held a meeting with an LGBT forum in Brazil and Peru, updated specific accommodations for women in Peru, provided an antiracist guide, and provided support and care for employees aged 60 and over during the pandemic, among other measures. This year we also added 16 new employees identified as people with disabilities (PWDs). In Brazil, 5.2% of our employees are identified as PWDs, and by 2030 our diversity target is to have a workforce composed by 35% of women employees and, 6% of employees in Brazil and 3% of employees in Peru as PWDs, and 50% of diversity leadership represented companywide. These targets are frequently monitored, global and locally, and action plans are currently being implemented to achieve the proposed goal.

For more information on our practices related to diversity, see “Information on the Company—Environmental, Social and Governance (“ESG”)—Nexa Materiality Matrix—Social” and “Information on the Company—Environmental, Social and Governance (“ESG”)—Nexa Materiality Matrix—Governance.”

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

Share ownership

Luís Ermírio de Moraes, a member of our board of directors, directly and indirectly owns 2,379,259, or 1.80%, of our common shares. As of December 31, 2021, none of our executive officers own, beneficially or of record, any of our common shares.

Executive Officers and Management Committee

Executive officers and management committee

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules.

On September 16, 2021 we announced that Ignacio Rosado was selected to replace current President and Chief Executive Officer (“CEO”) Tito Botelho Martins Júnior. Mr. Rosado joined Nexa on November 1, 2021, and started an orderly transition process with Mr. Martins, who remained as CEO until December 31, 2021. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Ignacio Rosado	52	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	47	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	61	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	44	Lima, Peru	Senior Vice President Mining
Marcio Luis Silva Godoy	56	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	54	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Felipe Baldassari Guardiano	59	São Paulo, Brazil	Vice President Sustainability, Strategic Planning & Corporate Affairs
Gustavo Cicilini	46	São Paulo, Brazil	Vice President Human Resources
Ricardo Moraes Galvão Porto	48	Lima, Peru	Senior Vice President Commercial & Supply Chain

The business address of our executives is Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil.

A brief biographical description of each of our executives is presented below:

Ignacio Rosado. Mr. Rosado has been our Chief Executive Officer since January 2022. He has more than 16 years of experience in the metals and mining industry, and extensive board experience in different countries. Mr. Rosado led the initial public offering of Hochschild Mining Plc, and its acquisition strategy on Canadian Mining Assets. He also led the reorganization and transformation of Volcan Compañia Minera S.A.A. (“Volcan”) which included the construction of two new polymetallic mines and the issuance of bonds for more than US$1 billion. Prior to joining Nexa Resources, Mr. Rosado was the CEO of Volcan since 2014 and its Deputy CEO since 2010. Prior to Volcan, he served as Director and Chief Financial Officer at Hochschild Mining Plc. since 2005 and as a Senior Project Manager at McKinsey & Company since 2000. During his career, he also served on the Board of Directors of Lake Shore Gold Corp., Zincore Metals, Cordoba Minerals, and Kaizen Discovery. Mr. Rosado graduated with a degree in Economics in 1992 from Universidad del Pacifico and an MBA from the Ross School of Business, University of Michigan in 2000.

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

Executive Officers and Management Committee

Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President Mining since 2017. Mr. Coelho has over 20 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (“UFMG”) and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018 and MIT in 2019.

Marcio Luis Silva Godoy. Mr. Godoy has been our Senior Vice President Project Development & Execution since June 2020 and has also been responsible for engineering and IT. Mr. Godoy has over 27 years of experience in the mining industry. He has worked in different roles related to mineral exploration, mineral technology, project development and implementation and mining operations in several countries including Brazil, Mozambique, Chile, Zambia, Australia and Suriname. Mr. Godoy previously worked in well-known companies including Vale, Phelps Dodge, Golden Star Resources and Novo Astro Mining. He was also the chairman of the Agency for the technological development of the Brazilian Mining Industry (“ADIMB”). Mr. Godoy is a graduated Geologist and has a Masters in Geology from the São Paulo State University (“UNESP”).

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

Felipe Baldassari Guardiano. Mr. Guardiano has been our Vice President Sustainability & Strategic Planning since 2014 and has also been our Vice President for Corporate Affairs since 2019. Prior to that, he served as Director of Performance Management at Votorantim Metais S.A. between 2012 and 2014. He is responsible for developing and implementing company policies for sustainability and coordinating the elaboration and implementation of our strategic plan. In addition, he is responsible for establishing targets for performance improvement at all operations and corporate divisions through the development and implementation of the Votorantim Performance Management System. In 2012, before joining Votorantim Metais S.A., he worked at Vale for seven years as Director of Performance Management and, later, as a Director of Pellet Plants. Prior to Vale, he worked as a consultant, serving as an engagement manager associate at McKinsey & Co. for approximately five years. Prior to 1999, he lived in the United States for 12 years, where he worked as a Geostatistician and Reserve Specialist for Mineral Resources Development Inc. (“MRDI”). While at MRDI, he provided advisory expertise on mines in the United States, Canada, Africa, Brazil, Australia, Chile and other countries. Mr. Guardiano graduated in Mining Engineering from the Ouro Preto School of Mines (Minas Gerais, Brazil), and holds a Master’s degree in Mining Engineering from the Montana College of Mineral Sciences and Technology (Butte, Montana, United States), as well as executive education program certificates from the Massachusetts Institute of Technology (Boston, Massachusetts, United States), and the IMD (Lausanne, Switzerland).

Gustavo Cicilini. Mr. Cicilini became Vice President Human Resources in 2019. Mr. Cicilini joined Nexa Resources in 2018 as senior Human Resources manager for attraction, development and culture and has been responsible for leading a culture transformation program. He has over 20 years of professional experience in various business sectors, including telecommunication, food and beverage, mobility solutions, industrial technology, consumer goods, energy and building technology. He has previously worked in companies including Algar Telecom, AmBev and Robert Bosch and been located throughout Latin America, including in Peru, Colombia, Ecuador, Venezuela, Panama and Costa Rica. Mr. Cicilini previously worked as Regional Corporate Human Resources Project Manager and has been responsible for change management and innovation, business intelligence and cross-selling functions. He holds a degree in Psychology and an MBA in Business Administration.

Executive Officers and Management Committee

Ricardo Moraes Galvão Porto. Mr. Porto has been our Senior Vice President Commercial and Supply Chain since July 2018. His previous position was as Vice President Commercial and Supply Chain at Nexa, a position he held since 2014. Mr. Porto has also been Chief Executive Officer at Nexa Peru since November 2017. Mr. Porto held a management position at Votorantim Metais S.A. between 2013 and 2014. Mr. Porto began its career as commercial manager at Esso do Brasil, an Exxon Mobil affiliate. Prior to joining Votorantim Metais S.A., from 2004 until 2012, Mr. Porto worked in several senior management positions as supply chain executive at Vale S.A., reaching the position of officer Procurement Director. After, served as Executive Officer at the Bravante Group, an oil & gas company. Mr. Porto graduated with a degree in chemical engineering from the Federal University of Rio de Janeiro (“UFRJ”) and holds an Executive MBA from Fundação Dom Cabral. He has also obtained executive education program certificates from the Massachusetts Institute of Technology, and Kellogg Graduate School of Management in the United States and the IMD in Switzerland.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the compensation, nominating and governance committee and ultimately, the board of directors. We strive to create a strong ethical and high-performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy.

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

Chief executive officer

Our board of directors believes that our chief executive officer must have experience in, among other things: leading businesses of a similar complexity and scale; carrying out growth and value creation mandates; participating in mergers and acquisitions; articulating and executing long-term corporate strategies; and facilitating development within high achieving organizations. In addition, our board of directors expects our chief executive officer to have knowledge of the mining and metals industry, international experience and an extensive global network. According to our board of directors, our chief executive officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation within the market; and the ability to communicate with and influence stakeholders.

Chief financial officer

Our board of directors believes that our chief financial officer must have experience in, among other things: leading accounting, controllership, financial planning and analysis, investor relations, treasury matters, mergers and acquisitions and risk management activities; formulating a company’s plan and direction for the future; developing financial, operational and tax-related strategies; managing transactions; overseeing internal controls in compliance with applicable laws and regulations; and implementing all financial-related activities within a company. In addition, our board of directors expects our chief financial officer to have public company experience, strong analytical and business valuation skills and knowledge of national securities exchanges, such as the NYSE, international experience and an extensive global network. According to our board of directors, our chief financial officer should possess the following attributes, among others: a hands-on approach to the business; an alignment with our values; resiliency and credibility; a good reputation in the market; and the ability to communicate with and influence stakeholders.

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

The following table sets forth the current members of our management committee, and their respective positions. The term of the members of our management committee expires on the day of the first board meeting held after the 2022 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Ignacio Rosado	52	São Paulo, Brazil	President and Chief Executive Officer
Rodrigo Menck	47	São Paulo, Brazil	Senior Vice President Finance and Group Chief Financial Officer
Mauro Davi Boletta	61	São Paulo, Brazil	Senior Vice President Smelting
Leonardo Nunes Coelho	44	Lima, Peru	Senior Vice President Mining
Marcio Luis Silva Godoy	56	São Paulo, Brazil	Senior Vice President Project Development & Execution
Jones Aparecido Belther	54	São Paulo, Brazil	Senior Vice President Mineral Exploration & Technology
Ricardo Moraes Galvão Porto	48	Lima, Peru	Senior Vice President Commercial & Supply Chain

Conduct Committee

Our conduct committee reports to the Chief Executive Officer and was created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

The conduct committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Senior Vice President of Finance and Group Chief Financial Officer, the Vice President of Human Resources, the Head of Internal Audit and Compliance, the Group General Counsel, the Compliance Manager and two representatives of the Ethics Line program, a confidential reporting system available to internal and external parties designed to allow anonymous reporting of violations of our code of conduct, policies and internal procedures or applicable laws.

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

Executive and Director Compensation

Executive and director compensation

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2021.

In 2021 our executive compensation program includes cash compensation in the form of base salary, short-term incentives and long-term incentives. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

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

Short-term incentive program / bonuses

The annual bonus or short-term incentive program aims to align short-term priorities with our strategic planning by rewarding achievement of our goals and targeted annual results, resulting in an alignment with our interests. Each named executive officer has a panel of individual goals, with scales of minimum performance, target and surpass results. Measurement in these panels is based on financial and non-financial indicators. These indicators represent the specific goals and challenges attributable to the position in alignment with our performance and strategic planning.

Financial indicators are based on internal metrics and represent up to 50% of the employee panel for corporate positions and up to 40% for operations positions. In 2021, the metrics used were Adjusted EBITDA and free cash flow.

Strategic goals represent up to 50% of the individual panel and are comprised of qualitative and quantitative factors. In 2021, the metrics used in this assessment included performance targets related to cost, production volume, safety and reserves and resources, Aripuanã project targets, ESG and performance, measured by Nexa Way program. We also recognize individual performance throughout targets thar supports different strategies in line with Nexa’s broader plan. the financial indicators applicable to our CEO represented 50% of the individual panel, and the metrics used were EBITDA and free cash flow. Strategic goals represented 50% of the individual panel reflecting Aripuanã project’s performance indicators, Nexa Way and ESG.

In 2021, up to 20% of the compensation of our executive committee was related to the achievement of ESG goals and we intend to set additional ESG goals for our executive officers in 2022.

Executive and Director Compensation

Long-term incentive program

Our long-term incentive (“LTI”) program is designed to provide strong incentives for making decisions with a view to creating value for shareholders by linking cash compensation to our long-term performance, and by guiding executive actions towards the achievement of our strategic goals and growth plans.

The LTI program aligns interests among our executives and shareholders to ensure continued value creation. This incentive system is also intended to engage management in developing and delivering a consistent strategic plan, as well to attract and retain executive officers.

The LTI program is based on a five-year vesting period and comprised of three parts: (i) restricted grant, (ii) absolute performance grant and (iii) relative performance grant. All grants are defined amounts approved by the board of directors to be paid out at the end of the five-year vesting period. The restricted grant amount appreciates according to the total shareholder return (“TSR”) over the vesting period. The payment of the absolute performance grant is based on a targeted Company TSR combined with a performance curve, both approved by our board of directors at each granting period. The performance curve determines the amount to be paid in case of a performance equal or lower than expected in the targeted TSR. If the targeted TSR is achieved, the payment is fully due. If the performance of the TSR is greater than expected, the supplementary grant to be paid will be adjusted by up to 100%. The payment of relative performance grant depends on Nexa’s TSR performance when compared to a selected peer group approved by the board of directors.

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

Executive and Director Compensation

2021 executive compensation

During fiscal year 2021, our executive officers received cash compensation in an aggregate amount of approximately US$6.6 million, which includes compensation paid to any officers whose terms ended on the first business day of 2021. The following table summarizes compensation we paid to our executive officers during the fiscal year 2021, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value.

Non-equity Incentive Plan Compensation
Name and Title	Base Salary (US$)	Short-term incentive programs / bonuses (US$)	Long-term incentive programs (US$)	Pension Value (US$)	Total Compensation (US$)
Tito Botelho Martins Júnior President and Chief Executive Officer (1)	653,405	367,357	407,375	28,227	1,456,365
Ignacio Rosado President and Chief Executive Officer (2)	106,658	-	-	-	106,658
Rodrigo Menck Senior Vice President Finance & Group Chief Financial Officer	169,733	75,469	-	9,111	254,314
Mauro Davi Boletta Senior Vice President Smelting	163,084	147,288	60,180	8,800	379,353
Leonardo Nunes Coelho Senior Vice President Mining	363,859	288,740	-	9,839	662,439
Marcio Luiz Silva Godoy	302,965	215,189	-	16,567	534,722
Senior Vice President Project Development & Execution
Jones Aparecido Belther Senior Vice President Mineral Exploration and Technology	164,533	124,648	64,810	8,840	362,831
Gustavo Cicilini (2) Vice President Human Resources	133,705	80,150	-	7,287	221,142
Ricardo Moraes Galvão Porto Senior Vice President Commercial & Supply Chain	324,270	285,853	63,442	8,577	682,143
Felipe Baldassari Guardiano Vice President Sustainability, Strategic Planning & Corporate Affairs	167,984	177,406	68,513	9,219	423,123

(1) Tito Martins remained in his position as CEO until December 31, 2021, as part of the transition process with Mr. Rosado.

(2) Ignacio Rosado joined Nexa as an officer on November 1, 2021 and as CEO on January 1, 2022.

2021 director compensation

During fiscal year 2021, our directors received total compensation in an aggregate amount of US$2,183,583.33 for their services as members of our board of directors. The chair of our board of directors received US$270,000 in annual fees, while each board member received an average of US$55,617.36 per quarter. In addition, each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

We have no service contracts with members of our board of directors providing for benefits upon termination of employment.

Executive and Director Compensation

Annual compensation levels for the directors are as set out below:

Name	Total Compensation
Jaime Ardila (1)	270,000
Daniella Elena Dimitrov (2)	228,000
Diego Hernandez (3)	222,500
Eduardo Borges de Andrade Filho (3)	222,500
Edward Ruiz (2)	236,750
Gianfranco Castagnola (3)	222,500
Ian Wilton Pearce (until July 29, 2021)	123,333
Jane Sadowsky (2)	228,000
João Henrique Batista de Souza Schmidt	215,000
Luís Ermírio de Moraes	215,000

1.	The chairman of the board is entitled to additional compensation of US$60,000.00 per year.
2.	The audit committee members are entitled to additional compensation of US$10,000.00 per year. The chair of the audit committee is entitled to additional compensation of US$20,000.00 per year.
3.	Chairs of the other committees receive compensation of US$10,000.00. There are no additional payments per meeting for members who attend two committees concurrently.

Compensation consultants

We retained Korn Ferry in 2021 to provide competitive market analysis to assist in determining the appropriate level of compensation for executives, providing comprehensive competitive market clearing information on incentives, policies and benefits for each executive position. Korn Ferry has over 40 years of experience and deep knowledge in the Brazilian market. We paid Korn Ferry US$6,054.35 in consulting services fees in 2021.

We also retained Mercer’s consulting services for a study of compensation competitiveness in the countries where Nexa operates. Mercer was founded in 1975 and has global experience in career and investment advice. We paid Mercer US$33,586 in consulting services fees in 2021.

We used survey reports compiled by the Bedford Consulting Group to assist in considerations related to board compensation. The Bedford Consulting Group’s mining industry reports offer in-depth analysis to support mining companies in benchmarking executive and director compensation practices relative to peer group competitors.

Retirement benefit plans

All executive officers participate in the FUNSEJEM pension fund, a private, closed and not-for-profit pension fund responsible for the management of the pension plans for the employees of the companies that are linked with the Votorantim group.

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

An employee may choose to contribute between 0.5% and 6.0% of his or her base wage. Nexa also matches the contribution made by the participant depending on such participant’s salary.

Employees

Employees

As of December 31, 2021, we had 5,840 employees and 7,662 independent contractors. The following tables show the number of employees and contractors as of December 31, 2021, 2020 and 2019.

Number of Employees
	As of December 31,
	2021	2020	2019
Brazil	3,631	3,193	3,310
Peru	2,185	2,131	2,427
United States and Luxembourg	24	25	23
Total	5,840	5,349	5,760

Number of Independent Contractors*
	As of December 31,
	2021	2020	2019
Brazil	1,773	1,498	1,046
Peru	5,889	5,638	5,984
Total	7,662	7,136	7,030

*Refers to fixed-term contracts only.

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

Legal proceedings

As of December 31, 2021, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of approximately US$346.5 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2021, we had established a net provision in the amount of US$36.8 million to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2021
	Total Proceedings (1)	Total Net Provisions (2)
	(in millions of US$)
Civil and environmental (3)	126.0	13.6
Tax	162.8	4.5
Labor	57.6	18.7
Total	346.5	36.8

1.	Does not include claims with expectation of loss classified as remote.
2.	Net of judicial deposits.
3.	Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31, 2021, we were party to civil and environmental judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$126.0 million, for which we have recorded a net provision in the amount of US$13.6 million for proceedings with probable losses. The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2021, we were party to tax-related judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$162.8 million, for which we have recorded a net provision in the amount of US$4.5 million for proceedings with probable losses.

The tax-related judicial and administrative claims filed against us primarily relate to (i) value added tax on Sales and Services (“ICMS”), (ii) corporate income tax and social contribution on net profit (“IRPJ/CSLL”), (iii) Brazilian mining royalty (“CFEM”), (iv) Contribution to the Social Integration Program (“PIS”) and (v) Social Contribution on Billing (“COFINS”).

Labor liabilities and contingencies

As of December 31, 2021, we were party to labor judicial proceedings related to employment benefits, with a probable or possible chance of loss of a total amount of US$57.6 million, for which we have recorded a net provision in the amount of US$18.7 million for proceedings with probable losses. The judicial and administrative claims related to labor benefits that were filed against us are mainly related to (i) overtime payments, (ii) compensation for illness-related damages and (iii) payment of social benefits.

Articles of Association

Articles of association

Company objectives and purposes

We were incorporated in Luxembourg as a public limited liability company (société anonyme) on February 26, 2014. Our articles of association provide that our corporate purpose is to, among others, (i) carry out any trade, business or commercial activities whatsoever, including but not limited to the purchase, exchange and sale of goods and/or services to third parties; (ii) take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises; (iii) acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as we shall deem fit; (iv) generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as Nexa Resources may deem fit, and in particular for shares or securities of any company purchasing the same; (v) enter into, assist or participate in financial, commercial and other transactions; (vi) grant to any holding company, subsidiary or sister company, or any other company that belongs to the same group as Nexa Resources, any assistance, loans, advances or guarantees (in the latter case, even in favor of a third-party lender of any affiliates); (vii) borrow and raise money in any manner and to secure the repayment of any money borrowed; and (viii) generally to do all such other things as may appear to Nexa Resources to be incidental or conducive to the attainment of the above objects or any of them. We can perform all commercial, technical and financial operations, connected directly or indirectly in all areas as described above, in order to facilitate the accomplishment of its purpose, provided always that Nexa Resources will not enter into any transaction that would constitute a regulated activity of the financial sector without due authorization under Luxembourg law.

Our common shares are governed by Luxembourg law and our articles of association. Our articles of association were amended in June and August 2021. The following is a summary of the material terms of our common shares based on our articles of association and Luxembourg law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. We encourage you to read the complete form of our articles of association, filed as Exhibit 2.4 of this annual report on Form 20-F.

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

On September 13, 2018, our shareholders approved a general authorization to the board of directors to establish share buyback programs for a period of three years. On September 20, 2018, our board of directors approved a share buyback program under which we, directly or indirectly through our subsidiaries, may repurchase, from time to time, up to US$30.0 million of our outstanding common shares listed on the NYSE over a 12-month period beginning on November 6, 2018 and ending on November 6, 2019. As of March 25, 2019, we have repurchased 466,231 common shares, at an average price of US$10.63 per share, for an aggregate purchase price of US$4.96 million. All of the repurchased common shares were cancelled on June 4, 2020.

Articles of Association

On June 4, 2020, our shareholders approved the reduction of our share capital through the cancellation of 881,902 treasury shares, decreasing our share capital from US$133,320,513 to US$132,438,611.

As of December 31, 2021, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

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

Articles of Association

Issuance of shares and preferential subscription rights

Our shares may be issued pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may also delegate the authority to issue shares to the board of directors for a renewable period of five years. The board of directors has been authorized to issue up to 231,924,819 common shares. Such authorization will expire five years after the date publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the of the general meeting of shareholders held on June 4, 2020 (unless amended or extended by the general meeting of shareholders).

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

On September 13, 2018, our shareholders authorized us to purchase, acquire, receive or hold and sell shares of Nexa Resources in accordance with the 1915 Law and any other applicable laws and regulations. The authorization was effective immediately after the general meeting and valid for a period of three years. For more information, see “Share ownership and trading—Purchases of equity securities by the issuer and affiliated purchasers.”

Articles of Association

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

For purposes of this discussion, a “Luxembourg shareholder” is any beneficial owner of shares that for Luxembourg income tax purposes is:

▪	an individual resident of Luxembourg under article 2 of the Luxembourg Income Tax Law (“LITL”), as amended; or
▪	a corporation or other entity taxable as a corporation that is organized under the laws of Luxembourg or effectively managed from Luxembourg under article 159 of the Income Tax Law, as amended.

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

An individual Luxembourg shareholder will be subject to Luxembourg income tax on dividend income and similar distributions in respect of its shares in Nexa Resources at the applicable progressive rates. Such payments may benefit from a 50.0% exemption set forth in Article 115 15a of the LITL, subject to the conditions set out therein (or 50.0% exemption). If the 50.0% exemption applies, the applicable income tax will be levied on 50% of the gross amount of the dividends at the applicable progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income where certain Luxembourg shareholders are affiliated to the Luxembourg social security administration.

A corporate Luxembourg shareholder was subject to Luxembourg corporate income tax (“CIT”) and municipal business tax (“MBT”) at the aggregate rate of 24.94% in 2020 (i.e. Luxembourg CIT is 18.19% including the surcharge for the unemployment and MBT is 6.75% for having its statutory seat in Luxembourg City). The taxable basis of a corporate Luxembourg shareholder will, in principle, correspond to its accounting results, unless a specific treatment is provided for by the LITL. A corporate Luxembourg shareholder may benefit from the Luxembourg participation exemption (the “participation exemption”) with respect to dividends received if the following two conditions are met: (a) the shareholder holds or commits itself to hold at least 10.0% of the share capital of Nexa Resources or a participation with an acquisition price of at least €1.2 million for an uninterrupted period of at least twelve months and (b) the shareholder is a Luxembourg fully taxable corporation. If these cumulative conditions are met, dividends received by the corporate Luxembourg shareholder would be fully exempt from CIT and MBT at the level of the corporate Luxembourg shareholder.

Taxation

If the conditions with respect to the Luxembourg participation exemption are not met, the corporate Luxembourg shareholders can still benefit from the aforementioned 50.0% exemption, subject to the conditions set out therein.

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons. Although genuine economic reasons are not defined by law, Luxembourg tax authorities may examine the given reasons. We do not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. As of December 31, 2021, we have the ability to pay dividends and share premiums. The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the board of directors. See “Share ownership and trading—Distributions”.

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

Shareholders that are companies’ resident in countries that have entered a double tax treaty with Luxembourg may qualify for the domestic exemption described above.

For a shareholder to benefit from such exemption upon a distribution date, Nexa Resources must file a properly competed form 900 with the Luxembourg tax authorities within 8 days following the earlier of (a) the distribution decision date in case no payment date is fixed, and (b) the effective date of payment of the dividend. Luxembourg tax authorities may request all relevant documentation showing fulfillment of the above-mentioned conditions (e.g., including a tax residency certificate). Nexa makes no representation that this exemption procedure will be practicable with respect to shares held through a clearing system such as DTC (in the United States).

Taxation

Alternatively, a shareholder may file a refund request (form 901bis, stamped and validated by the tax authorities of the State of residency of the shareholder) with the Luxembourg tax authorities before December 31 of the year following the taxable event (i.e., the distribution). Nexa makes no representation that this refund procedure will be practicable for a shareholder residing in the United States or any other specific jurisdiction.

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

Luxembourg NWT

A non-Luxembourg shareholder will not be subject to Luxembourg net wealth tax (“NWT”) unless the shares are attributable to a permanent establishment or a fixed place of business maintained in Luxembourg by such non Luxembourg shareholder.

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

ATAD rules

The European Council has adopted two Anti-Tax Avoidance Directives: Council Directive (EU) 2016/1164 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Directive 2017/952/EU of 29 May 2017 amending ATAD I as regards hybrid mismatches with third countries (“ATAD II”) that address many of the issues mentioned above. The measures included in ATAD I were implemented into Luxembourg law on December 21, 2018 and almost all of them have been applicable since January 1, 2019. The measures included in ATAD II were implemented into Luxembourg law on December 19, 2019 and almost all of them have been applicable since January 1, 2020. ATAD I and ATAD II may have a material impact on how returns to shareholders are taxed.

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

Taxation

Contrary to the conclusion stated above, if the sale of our common shares were to qualify as an “indirect transfer of Peruvian shares” (and the transfer of the beneficial interest in the shares were to be considered as an actual transfer of such shares), different rules would apply.

According to Peruvian income tax law, an “indirect transfer of Peruvian shares” is deemed to occur when there is a transfer of shares issued by a non-resident company which, in turn, owns—directly or through one or more companies—shares issued by a Peruvian company, and the following two conditions are concurrently met:

(i) during any of the 12 months preceding the transfer, the fair market value (“FMV”) of the shares issued by the Peruvian company held directly or indirectly by the nonresident company which shares are being sold, is equivalent to 50% or more of the FMV of all the shares issued by said non-resident company; and

(ii) during any 12-month period, the shares transferred by a party, including those transferred by its related parties, represent at least 10% of the shares issued by such non-resident company.

Due to recent modifications to Peruvian income tax law, as of January 1, 2019, even if the abovementioned conditions are not met, an indirect transfer of Peruvian shares will also be deemed to exist if the “total value” of shares of the Peruvian company indirectly transferred within any 12-month period is equivalent to or higher than 40,000 Peruvian tax units (S/176 million or US$50.0 million approximately). Said “total value” is determined by multiplying: i) the “percentage” that the FMV of the shares issued by the Peruvian company held (directly or indirectly) by the non-resident company which shares are being transferred, represents with regard to the FMV of all the shares issued by said non-resident company; and, ii) the price agreed for the shares issued by the non-resident company directly transferred. To determine the “total value” threshold, transfers made by those parties which qualify as related to the transferor should also be considered. Nonetheless, the “taxable base” shall be determined, in any case, per party, considering the transfers made by the latter within the abovementioned 12-month period, but excluding those transfers previously taxed.

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

Taxation of dividends

Subject to the discussion below under “Passive Foreign Investment Company Status” the gross amount of any distribution of cash or property with respect to our common shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Subject to certain exceptions for short-term positions, dividends received by an individual with respect to the common shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the common shares will be treated as qualified dividends if:

•	the common shares are readily tradable on an established securities market in the United States; and
•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).

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

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net foreign currency gains, and gains from commodities transactions other than gains that are active business gains from the sale of commodities or arise from “commodity hedging transactions”, within the meaning of the applicable rules (“Commodity Exception”).

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

Taxation

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621 and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the U.S. Internal Revenue Service (“IRS”) indefinitely, until the form is filed.

U.S. Holders should consult their tax advisors regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election if we were to be classified as a PFIC.

Foreign financial asset reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup withholding and information reporting

Dividends paid on, and proceeds from the sale or other disposition of, the common shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

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

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2021.

Internal Control Over Financial Reporting

Internal control over financial reporting

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in its report as of December 31, 2021, which is included herein.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the fiscal year of 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

Principal accountant fees and services

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. for professional services in 2021 and 2020:

	For the Year Ended December 31,
	2021	2020
	(US$ thousand)
Audit fees	1,936.3	1,762.4
Audit-related fees	112,4	543.9
Tax fees	-	-
Other fees	-	17.5
Total fees	2,048.7	2,323.9

“Audit fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for the audit of our annual financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor reasonably can provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. “Audit-related fees” are fees charged by PricewaterhouseCoopers Auditores Independentes Ltda. for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. “Tax fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for services rendered for tax compliance, tax advice and tax planning. “Other fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for services related with assurance and review procedures not related with regulatory or financial reporting of our consolidated financial statements.

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

•	United States. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Our SEC filings are available to the public from the SEC at http://www.sec.gov. You may also inspect Nexa Resources’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common shares are listed. For further information on obtaining copies of Nexa Resources’ public filings at the NYSE, you should call (212) 656-5060.
•	Canada. We must comply with certain Canadian periodic and ongoing disclosure rules under applicable Canadian provincial and territorial securities laws. However, with respect to the rules under applicable Canadian provincial and territorial securities laws, we are able to rely on certain exemptions from many of the requirements under such laws through our compliance with U.S. disclosures given our status in the U.S as a foreign private issuer. Our Canadian filings are available to the public from the website maintained by the Canadian Securities Administrators at www.sedar.com.

Glossary

Glossary

Brownfields project: An exploration or development project near or within an existing operation, which can share infrastructure and management.

Concentration: The process by which crushed and ground ore is separated into metal concentrates and reject material through processes such as flotation.

Concentrate plant: A plant where metal concentration occurs.

Cut-off grade: is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining.

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

Exploration stage property: is a property that has no mineral reserves disclosed.

Greenfields project: An exploration or development projects that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.

Indicated Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling.

Inferred Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.

km: kilometer.

ktpd: thousand tonnes per day.

LBMA: The London Bullion Market Association.

LME: London Metal Exchange.

LOM: life of mine.

Measured Mineral Resource: is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling.

Metal concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.

Metallic zinc: Pure metal (99.995% zinc) obtained from the electrodeposition of a zinc sulfate solution, free of impurities, through the Roaster-Leaching-Electrolysis (“RLE”) process.

Glossary

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

Mineral Reserve: is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Mine site: An economic unit comprised of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.

NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products less transportation and refining costs.

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

Probable Mineral Reserve: is the economically mineable part of an indicated and, in some cases, a measured mineral resource.

Production stage property: is a property with material extraction of mineral reserves.

Proven Mineral Reserve: is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

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

Glossary

Secondary feed materials: By-products of industrial processes such as smelting and refining that are then available for further treatment/recycling. It can cover foundry ashes, zinc oxides from brass and bronze production, electric arc furnace (“EAF”) dust and slags.

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

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of August 27, 2021.
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 22, 2021).
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities.
8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document -- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Signatures

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEXA RESOURCES S.A.
By:	/s/ Ignacio Rosado
	Name:	Ignacio Rosado
	Title:	President and Chief Executive Officer

By:	/s/ Rodrigo Menck
	Name:	Rodrigo Menck
	Title:	Senior Vice President Finance and Group Chief Financial Officer

Date: March 17, 2022

Financial Statements

Nexa Resources S.A. Consolidated financial statements at December 31, 2021 and independent auditor’s report

Contents

Consolidated financial statements

Consolidated income statement	3
Consolidated statement of comprehensive income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6
Consolidated statement of changes in shareholders’ equity	7

Notes to the consolidated financial statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 1351)

Nexa Resources S.A.

Consolidated income statement Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2021	2020	2019
Net revenues	6	2,622,110	1,950,929	2,332,715
Cost of sales	7	(1,966,036)	(1,563,931)	(1,947,828)
Gross profit		656,074	386,998	384,887

Operating expenses
Selling, general and administrative	7	(156,786)	(151,619)	(216,511)
Mineral exploration and project evaluation	7 and 8	(85,043)	(57,201)	(119,063)
Impairment of non-current assets	31	-	(557,497)	(142,133)
Other income and expenses, net	9	31,948	(19,164)	(18,206)
		(209,881)	(785,481)	(495,913)
Operating income (loss)		446,193	(398,483)	(111,026)

Net financial results	10
Financial income		11,472	11,168	31,054
Financial expenses		(142,275)	(159,759)	(117,399)
Other financial items, net		(6,099)	(129,584)	(18,509)
		(136,902)	(278,175)	(104,854)

Income (loss) before income tax		309,291	(676,658)	(215,880)

Income tax	11 (a)
Current		(122,081)	(63,192)	(46,382)
Deferred		(31,123)	87,344	104,746
Net income (loss) for the year		156,087	(652,506)	(157,516)
Attributable to NEXA's shareholders		114,332	(559,247)	(145,135)
Attributable to non-controlling interests		41,755	(93,259)	(12,381)
Net income (loss) for the year		156,087	(652,506)	(157,516)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,622
Basic and diluted earnings (losses) per share – USD	30 (f)	0.86	(4.22)	(1.09)

The accompanying notes are an integral part of these consolidated financial statements

3 of 70

Nexa Resources S.A.

Consolidated statement of comprehensive income Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2021	2020	2019
Net income (loss) for the year		156,087	(652,506)	(157,516)

Other comprehensive loss, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (b)	488	(98)	1,332
Deferred income tax		(161)	101	(453)
Translation adjustment of foreign subsidiaries	30 (e)	(64,575)	(138,840)	(21,115)
		(64,248)	(138,837)	(20,236)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(5,066)	(787)	-
Deferred income tax		(2,375)	(88)	-
Changes in fair value of investments in equity instruments		(2,632)	-	-
		(10,073)	(875)	-
Other comprehensive loss for the year, net of income tax		(74,321)	(139,712)	(20,236)

Total comprehensive income (loss) for the year		81,766	(792,218)	(177,752)
Attributable to NEXA’s shareholders		43,828	(682,132)	(172,453)
Attributable to non-controlling interests		37,938	(110,086)	(5,299)
Total comprehensive income (loss) for the year		81,766	(792,218)	(177,752)

The accompanying notes are an integral part of these consolidated financial statements

4 of 70

Nexa Resources S.A.

Consolidated balance sheet As at December 31 All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2021	2020
Current assets
Cash and cash equivalents	15 (a)	743,817	1,086,163
Financial investments		19,202	35,044
Derivative financial instruments	16 (a)	16,292	16,329
Trade accounts receivables	17	231,174	229,032
Inventory	18	372,502	256,522
Recoverable income tax		8,703	12,953
Other assets	19	81,119	91,141
		1,472,809	1,727,184
Non-current assets
Investments in equity instruments	13 (b)	3,723	-
Derivative financial instruments	16 (a)	102	15,651
Deferred income tax	11 (b)	168,205	221,580
Recoverable income tax		4,223	13,110
Other assets	19	98,584	93,131
Property, plant and equipment	21	2,087,730	1,898,296
Intangible assets	22	1,056,771	1,076,405
Right-of-use assets	23 (a)	12,689	18,869
		3,432,027	3,337,042

Total assets		4,904,836	5,064,226

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	46,713	146,002
Lease liabilities	23 (b)	16,246	15,999
Derivative financial instruments	16 (a)	22,684	5,390
Trade payables	25	411,818	370,122
Confirming payables	29	232,860	145,295
Dividends payable		11,441	4,557
Asset retirement and environmental obligations	26	31,953	33,095
Contractual obligations	28	33,156	27,132
Salaries and payroll charges		76,031	56,107
Tax liabilities		65,063	43,630
Other liabilities		41,317	29,230
		989,282	876,559
Non-current liabilities
Loans and financings	24 (a)	1,652,602	1,878,312
Lease liabilities	23 (b)	3,393	9,690
Derivative financial instruments	16 (a)	241	21,484
Asset retirement and environmental obligations	26	232,197	242,951
Provisions	27	36,828	30,896
Deferred income tax	11 (b)	208,583	218,392
Contractual obligations	28	114,076	138,893
Other liabilities		23,354	25,805
		2,271,274	2,566,423

Total liabilities		3,260,556	3,442,982

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,386,273	1,377,445
Attributable to non-controlling interests		258,007	243,799
		1,644,280	1,621,244
Total liabilities and shareholders’ equity		4,904,836	5,064,226

The accompanying notes are an integral part of these consolidated financial statements

5 of 70

Nexa Resources S.A.

Consolidated statement of cash flows Years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2021	2020	2019
Cash flows from operating activities
Income (loss) before income tax		309,291	(676,658)	(215,880)
Impairment loss of non-current assets	31	-	557,497	142,133
Depreciation and amortization	21, 22 and 23	258,711	243,925	317,892
Interest and foreign exchange effects		143,496	157,806	63,286
Loss on sale of property, plant and equipment and intangible assets	9	4,891	2,268	857
Changes in accruals		21,325	13,159	3,854
Changes in fair value of loans and financings	10	(19,380)	8,058	6,640
Changes in fair value of derivative financial instruments	16 (b)	26,408	7,809	4,649
Contractual obligations	28 (a)	(25,729)	(20,679)	(25,660)
GSF recovered costs	22 (a)	(19,407)	-	-
Changes in operating assets and liabilities	15 (b)	(38,487)	105,330	(50,623)
Cash provided by operating activities		661,119	398,515	247,148

Interest paid on loans and financings	24 (c)	(121,112)	(69,906)	(71,804)
Interest paid on lease liabilities	23 (b)	(1,415)	(1,385)	(3,259)
Premium paid on bonds repurchase	24 (c)	-	(14,481)	-
Income tax paid		(45,607)	(21,043)	(49,262)
Net cash provided by operating activities		492,985	291,700	122,823

Cash flows from investing activities
Additions of property, plant and equipment		(485,204)	(323,688)	(396,672)
Net sales (purchases) of financial investments		20,076	(47,522)	54,710
Proceeds from the sale of property, plant and equipment		2,210	2,014	6,570
Investments in equity instruments		(6,356)	-	-
Net cash used in investing activities		(469,274)	(369,196)	(335,392)

Cash flows from financing activities
New loans and financings	24 (c)	59,771	1,296,496	106,229
Debt issue costs	24 (c)	(178)	(9,921)	(255)
Payments of loans and financings	24 (c)	(251,044)	(542,983)	(19,437)
Prepayment of fair value debt	24 (c)	(90,512)	-	-
Bonds repurchase	24 (c)	-	(214,530)	-
Payments of lease liabilities	23 (b)	(9,827)	(9,100)	(13,280)
Dividends paid		(52,344)	(55,964)	(113,389)
Dividends not withdrawn		-	1,009	-
Repurchase of the Company's own shares		-	-	(8,103)
Acquisition of non-controlling interests		-	-	(71,054)
Capital reduction of subsidiary – non-controlling interests		-	(13,392)	-
Net cash (used in) provided by financing activities		(344,134)	451,615	(119,289)

Foreign exchange effects on cash and cash equivalents		(21,923)	(16,070)	(2,462)
Other high liquid short term investments		-	29,496	-

(Decrease) increase in cash and cash equivalents		(342,346)	387,545	(334,320)
Cash and cash equivalents at the beginning of the year		1,086,163	698,618	1,032,938
Cash and cash equivalents at the end of the year		743,817	1,086,163	698,618

The accompanying notes are an integral part of these consolidated financial statements

6 of 70

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity At and for the years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2019	133,320	(1,352)	1,043,755	1,318,728	18,112	(79,288)	2,433,275	425,208	2,858,483
Net loss for the year	-	-	-	-	(145,135)	-	(145,135)	(12,381)	(157,516)
Other comprehensive loss for the year	-	-	-	-	-	(27,318)	(27,318)	7,082	(20,236)
Total comprehensive loss for the year	-	-	-	-	(145,135)	(27,318)	(172,453)	(5,299)	(177,752)
Acquisition of non-controlling interests	-	-	-	(71,054)	-	-	(71,054)	-	(71,054)
Repurchase of the Company's own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests	-	-	-	(2,256)	-	-	(2,256)	(47,300)	(49,556)
Total contributions by and distributions to shareholders	-	(8,103)	-	(73,310)	(69,832)	-	(151,245)	(47,300)	(198,545)
At December 31, 2019	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the year	-	-	-	-	(559,247)	-	(559,247)	(93,259)	(652,506)
Other comprehensive loss for the year	-	-	-	-	-	(122,885)	(122,885)	(16,827)	(139,712)
Total comprehensive loss for the year	-	-	-	-	(559,247)	(122,885)	(682,132)	(110,086)	(792,218)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	-	-	(58,573)	-	(50,000)	(18,724)	(68,724)
At December 31, 2020	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244

The accompanying notes are an integral part of these consolidated financial statements

7 of 70

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity At and for the years ended December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the year	-	-	-	-	114,332	-	114,332	41,755	156,087
Other comprehensive loss for the year	-	-	-	-	-	(70,504)	(70,504)	(3,817)	(74,321)
Total comprehensive income (loss) for the year	-	-	-	-	114,332	(70,504)	43,828	37,938	81,766
Transfer of the changes in fair value of prepaid debt related to changes in the Company’s own credit risk to retained earnings	-	-	-	-	(10,965)	10,965	-	-	-
Dividends distribution to NEXA's shareholders - USD 0.26 per share - note 30 (g)	-	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests - note 30 (g)	-	-	-	-	-	-	-	(23,730)	(23,730)
Total contributions by and distributions to shareholders	-	-	-	-	(45,965)	10,965	(35,000)	(23,730)	(58,730)
At December 31, 2021	132,438	-	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280

The accompanying notes are an integral part of these consolidated financial statements

8 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”). As a result of a voluntary delisting, November 30, 2021 was the last trading day of the Company’s shares on the Toronto Stock Exchange (“TSX”), and NEXA intends to cease to be a reporting issuer under Canadian securities laws, when applicable.

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that comprise large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is completing the development of its third polymetallic mine in Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

COVID-19 outbreak impacts on NEXA´s financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID- 19”) as a pandemic. Since then, COVID-19 spread across the world, through different waves, with severe effects that impacted the global economy in general and the Company’s business.

Throughout this pandemic, government authorities in the countries in which the Company operates responded and continue to respond in different ways to deal with this global outbreak. In Peru, for example, during the first and second quarters of 2020, the Company’s Peruvian mines were suspended, and its Peruvian smelter reduced production in response to the Peruvian Government mandated health and safety measures. No other material impacts have occurred within the Company since the beginning of the pandemic.

As a result of a combination of factors, including suspended and reduced production, the decrease in short- and mid-term commodities prices, discontinued projects, and increased operating costs, in 2020, the Company recognized an impairment loss of non-current assets of USD 557,497, as mentioned in note 31.

Currently, although the Peruvian and Brazilian subsidiaries continue to operate subject to additional measures to control and mitigate the spread of COVID-19, they have returned to their pre-pandemic production levels, with the exception of the Atacocha underground mine in Peru, which continues suspended under care and maintenance given its higher operating costs. Ultimately, the impact of the COVID-19 global outbreak on the Company’s financial condition depends on the pandemic’s continuing duration and severity, on the efforts to contain its spread, on the abilities of countries to continue advancing in the distribution of effective vaccines against it, on the recovery of global and regional economies, and on the impact of response measures taken by the Company, governments, and others.

9 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment. The CODM analyzes performance mainly from the production obtained in the operations. The Company has identified two reportable segments:

•       Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil. In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

•       Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the year, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) (loss) gain on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”. These adjustments include reclassifications of the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales; and, of certain overhead costs from Other income and expenses, net to Cost of sales and/or Selling, general and administrative expenses.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the reportable segments to the extent they are included in the measures of performance used by the CODM.

10 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The presentation of segment results and reconciliation to income (loss) before income tax in the consolidated income statement is as follows:

					2021
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,165,584	2,028,831	(636,212)	63,907	2,622,110
Cost of sales	(719,358)	(1,796,111)	636,212	(86,779)	(1,966,036)
Gross profit	446,226	232,720	-	(22,872)	656,074

Selling, general and administrative	(70,271)	(68,593)	-	(17,922)	(156,786)
Mineral exploration and project evaluation	(75,549)	(9,494)	-	-	(85,043)
Other income and expenses, net	(34,050)	34,196	-	31,802	31,948
Operating income (loss)	266,356	188,829	-	(8,992)	446,193

Depreciation and amortization	174,891	78,861	-	4,959	258,711
Miscellaneous adjustments (i)	(664)	-	-	-	(664)
Adjusted EBITDA	440,583	267,690	-	(4,033)	704,240

Miscellaneous adjustments (i)					664
Depreciation and amortization					(258,711)
Net financial results					(136,902)
Income before income tax					309,291

(i) Related to minor impairment reversals of equipment costs previously impaired and that were sold in 2021. Due to the low amounts, these are included as Other income and expenses, net.

					2020
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	748,462	1,550,323	(375,402)	27,546	1,950,929
Cost of sales	(625,408)	(1,287,902)	375,402	(26,023)	(1,563,931)
Gross profit	123,054	262,421	-	1,523	386,998

Selling, general and administrative	(70,354)	(64,874)	-	(16,391)	(151,619)
Mineral exploration and project evaluation	(48,555)	(5,466)	-	(3,180)	(57,201)
Impairment of non-current assets	(512,706)	(44,791)	-	-	(557,497)
Other income and expenses, net	(23,648)	(5,545)	-	10,029	(19,164)
Operating (loss) income	(532,209)	141,745	-	(8,019)	(398,483)

Depreciation and amortization	159,984	82,650	-	1,291	243,925
Impairment of non-current assets	512,706	44,791	-	-	557,497
Adjusted EBITDA	140,481	269,186	-	(6,728)	402,939

Impairment of non-current assets					(557,497)
Depreciation and amortization					(243,925)
Net financial results					(278,175)
Loss before income tax					(676,658)

11 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

					2019
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,000,580	1,865,733	(535,776)	2,178	2,332,715
Cost of sales	(805,058)	(1,655,062)	535,776	(23,484)	(1,947,828)
Gross profit	195,522	210,671	-	(21,306)	384,887

Selling, general and administrative	(117,280)	(89,540)	-	(9,691)	(216,511)
Mineral exploration and project evaluation	(109,549)	(9,503)	-	(11)	(119,063)
Impairment of non-current assets	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(13,955)	(29,569)	-	25,318	(18,206)
Operating (loss) income	(187,395)	82,059	-	(5,690)	(111,026)

Depreciation and amortization	217,870	97,975	-	2,047	317,892
Impairment of non-current assets	142,133	-	-	-	142,133
Adjusted EBITDA	172,608	180,034	-	(3,643)	348,999

Impairment of non-current assets					(142,133)
Depreciation and amortization					(317,892)
Net financial results					(104,854)
Loss before income tax					(215,880)

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended on December 31, 2021, were approved for issue in accordance with a resolution of the Board of Directors on February 15, 2022.

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its subsidiaries on December 31, 2021.

(a)	Subsidiaries

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

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, to ensure the standardization of the accounting policies, an adjustment is performed in the consolidation process.

12 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity. A change in ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interests and other equity components and any resultant gain or loss is recognized in the income statement. Any investment retained is recognized at fair value.

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has power over this investee. This may include contractual arrangements with the other holders of voting rights in the investee; rights arising from other contractual arrangements; and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held assets or incurred liabilities or revenues and expenses. These have been included in the consolidated financial statements under the appropriate headings.

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

Transactions, balances and unrealized gains and losses between consolidated entities are eliminated. The main entities included in the consolidated financial statements are:

Schedule of ownership percentages

	Percentage of shares		Company	Headquarter	Activities
	2021	2020	controls
Subsidiaries
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos"	100	100	Indirectly	Brazil	Mining projects
Nexa Recursos Minerais S.A. - "NEXA BR"	100	100	Directly	Brazil	Mining / Smelting
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Holding and others
Karmin Holding Ltda.	100	100	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.55	83.55	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	Mining

13 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Nexa Resources US. Inc.	100	100	Directly	United States	Trading
Exploraciones Chimborazo Metals & Mining	100	-	Directly	Ecuador	Holding and others
Joint-operations
Campos Novos Energia S.A. - "Enercan"	20.98	20.98		Brazil	Energy
Cia. Minera Shalipayco S.A.C	75	75		Peru	Mining projects

(i)	NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are indirectly owned by NEXA’s controlling shareholder, VSA.

(c)	Transactions with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

(d)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars ("USD"), which is NEXA’s functional currency and the Company’s reporting currency.

(ii)	Transactions and balances

Foreign currency transactions are initially recorded by each entity in the Company at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii)	Consolidated entities

The results of operations and financial position of the consolidated entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
•	Income and expenses for each income statement and statement of comprehensive income presented are translated at average exchange rates for the annual period of that income statement and statement of comprehensive income, which are a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates; and,
•	All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity.

14 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2021 or thereafter

There were some new standards and amendments effective for annual periods commencing on January 1, 2021. The adoption of these new standards and amendments did not have an impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective and does not expect that the adoption of such issued but not early adopted standard, interpretation or amendment will have a material impact on the Company’s financial statements.

(b)	Benchmark interest rate reform

In 2014, developments in the global markets revealed weaknesses in the London Interbank Offered Rate’s (“LIBOR”) sustainability as a reference rate. Since then, regulators around the world have focused on the transition to a new benchmark that would replace this rate.

On March 5, 2021, the UK Financial Conduct Authority (“FCA”), announced that the LIBOR will either be discontinued or become non-representative:

·	Immediately after December 31, 2021, 1-week and 2-month USD LIBOR tenors and for all EUR, GBP, CHF and JPY LIBOR tenors.
·	Immediately after June 30, 2023, for the remaining USD LIBOR tenors (Overnight, and 1-, 3-, 6- and 12-month).

The Company does not have any financial instruments associated with LIBOR in other currencies and continues to discuss with the financial entities which interest rate reference will replace the loans measured by USD LIBOR, and does not expect any significant impacts on its financial statements.

(c)	Credit risk – local rating Peru

Until 2020, the Company used only global ratings for assessing the credit risk of financial institutions in Peru. In 2021, the Company modified its Financial Risk Management Policy, allowing the use of their local ratings, but only if these local agencies were homologated by the global agencies used by NEXA. For more details see note 12 (b).

(d)	Critical estimates and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions and judgments that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Accounting estimates and assumptions, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

• estimation of current and deferred income taxes – note 11

15 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

• estimation of fair value of financial instruments – note 13

• estimation of impairment of trade accounts receivables – note 17

• estimation of quantification of mineral reserves and resources for useful life calculation – note 22

• estimation of asset retirement and environmental obligations – note 26

• estimation of provisions for legal claims – note 27

• estimation of contractual obligations – note 28

• estimation of impairment of non-current assets – note 31

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

The Company has considered the effects of COVID-19 when making its estimates, assumptions and judgments. Events and changes in circumstances arising after December 31, 2021, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

Nexa integrates sustainability practices into its business, focused on generating a positive social, economic and environmental impact in the places where it operates. Within this context, the Company has a multidisciplinary and integrated task force which is currently complementing and defining its Environmental, Social and Governance (“ESG”) strategy and future actions including risks analyses with respect to climate change and global, regional and local weather conditions, as well as those related to the emission of greenhouse gases, among other matters. The Company’s objective is to continuously evolve and adapt to new frameworks, as well as to respond to its stakeholder feedback. As a result of these definitions, the Company could have in the future some change in its accounting estimates, assumptions and judgments regarding new definitions, practices or commitments that would be assumed by management in relation to its ESG strategy.

6	Net revenues

Accounting policy

Revenues represent the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenues when a performance obligation is satisfied by transferring a promised good or service to a customer. The asset is transferred when the customer obtains control of that asset. To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and, (ii) the promise to provide freight and insurance services to its customers.

16 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight and insurance services: this performance obligation is satisfied when the freight and insurance services contracted to customers are completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as Cost of sales.

Revenues from the sale of goods and from freight and insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before the consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

Deferred revenues are related to contract obligations that are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 28 for the specific accounting policy and information related to NEXA’s contractual obligations.

Determining the transaction price and the amounts allocated to performance obligations

The Company considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration that the Company expects to be entitled to receive in exchange for transferring promised goods or services to its customers. Transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment. The period between the provisional and final pricing is approximately two months. As of December 31, 2021, the pending price adjustments to be made were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 28.

17 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition of net revenues

(i)	Gross billing reconciliation
	2021	2020	2019
Gross billing	2,974,850	2,138,786	2,552,275
Billing from products	2,898,210	2,074,203	2,473,534
Billing from freight and insurance services	76,640	64,583	78,741
Taxes on sales	(347,311)	(184,714)	(216,141)
Return of products sales	(5,429)	(3,143)	(3,419)
Net revenues	2,622,110	1,950,929	2,332,715

In 2021, a gross billing of approximately USD 390,469 was generated from a single customer, and there was no other customer to which the Company sold more than 10% of its gross billing individually. Net revenues were generated by NEXA’s both segments, mining and smelting.

In 2021, taxes on sales include ICMS expenses of USD 71,949 related to the Company’s adoption of the tax incentive allowed by Complementary Law No. 160/2017, as detailed in note 9 (i).

(ii)	Net revenues breakdown
	2021	2020	2019
Zinc	1,844,632	1,323,287	1,592,050
Lead	223,341	161,964	259,238
Copper	305,793	197,756	174,697
Silver	69,691	58,568	63,867
Other products	102,013	144,771	164,122
Freight and insurance services	76,640	64,583	78,741
Net revenues	2,622,110	1,950,929	2,332,715

Taxes on sales	347,311	184,714	216,141
Return of products sales	5,429	3,143	3,419
Gross billing	2,974,850	2,138,786	2,552,275

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

18 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i)	Net revenues by geographical location
	2021	2020	2019
Peru	774,735	485,850	595,601
Brazil	753,280	583,141	625,033
United States	119,564	116,717	159,672
South Korea	118,596	77,429	95,913
Luxembourg	97,462	76,072	145,493
Argentina	93,107	56,165	60,850
Switzerland	78,770	68,912	101,636
Japan	58,296	46,719	71,352
Singapore	56,879	76,724	99,488
Colombia	54,325	34,768	37,149
Chile	54,044	48,969	80,849
Taiwan	53,752	28,764	33,551
Austria	45,057	35,197	39,897
Turkey	34,493	25,005	33,905
Malaysia	25,681	13,948	6,535
South Africa	25,126	-	1,892
Netherlands	17,693	11,740	9,381
Ecuador	15,652	9,095	13,012
Italy	14,834	9,895	9,000
Vietnam	14,555	10,798	3,142
Belgium	13,690	30,174	25,500
Indonesia	11,774	8,609	1,098
Guatemala	11,101	4,738	7,094
Germany	7,297	33,869	20,749
Other	72,347	57,631	54,923
Net revenues	2,622,110	1,950,929	2,332,715

(ii)	Net revenues by currency
	2021	2020	2019
USD	1,914,905	1,388,746	1,731,765
Brazilian Real (“BRL”)	707,205	562,183	600,950
Net revenues	2,622,110	1,950,929	2,332,715

7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on the accrual basis regardless of when they are paid and, if applicable, in the same period in which the income with which they are related is recognized.

19 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

				2021	2020	2019
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total	Total
Raw materials and consumables used	(1,188,495)	(1,233)	-	(1,189,728)	(856,300)	(1,063,094)
Third-party services	(373,282)	(40,839)	(52,950)	(467,071)	(407,695)	(574,228)
Depreciation and amortization	(251,657)	(7,019)	(35)	(258,711)	(243,925)	(317,892)
Employee benefit expenses	(140,418)	(65,009)	(17,688)	(223,115)	(213,865)	(254,251)
Others	(12,184)	(42,686)	(14,370)	(69,240)	(50,966)	(73,937)
	(1,966,036)	(156,786)	(85,043)	(2,207,865)	(1,772,751)	(2,283,402)

(i) In 2021, cost of sales was reduced by USD 19,407 due to GSF recovered costs related to the extension of the concession period of NEXA’s Brazilian energy power plants as explained in note 22.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation costs are expensed in the year in which they are incurred.

Mineral exploration activities involve the search for mineral resources from potential areas up to the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploratory drilling and sampling, and determining and examining the volume and grade of the identified resources.

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to other corporate projects, research, innovation, automation, and information technology projects.

Note 21 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition of mineral exploration and project evaluation costs

Schedule of mineral exploration and project evaluation costs

	2021	2020	2019
Mineral exploration	(55,594)	(38,519)	(79,838)
Project evaluation	(29,449)	(18,682)	(39,225)
	(85,043)	(57,201)	(119,063)

20 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

9	Other income and expenses, net

	2021	2020	2019
Remeasurement of asset retirement and environmental obligations – note 26	(6,664)	(900)	4,810
Provision of legal claims – note 27	(13,173)	(10,912)	(4,424)
Contribution to communities	(7,070)	(2,773)	(3,893)
Derivative financial instruments - note 16 (b)	7,486	948	(833)
Loss on sale of property, plant and equipment and intangible assets	(4,891)	(2,268)	(857)
Pre-operating expenses related to Aripuanã	(8,753)	(1,885)	(1,312)
ICMS tax incentives (i)	71,949	-	-
Others	(6,936)	(1,374)	(11,697)
	31,948	(19,164)	(18,206)
(i)	The Brazilian Complementary Law No. 160/2017, which amended Law No. 12.973/2014, states that government grants of ICMS tax incentives are considered investment subsidies and excluded from taxable income for the purpose of calculating the corporate income taxes IRPJ and CSLL. In 2021, the Company, supported by the opinion of its external legal advisors, concluded that the ICMS tax incentives obtained in 2021 and 2020 for a total amount of US$ 71,949 could be excluded from the corporate income taxes basis for the fiscal year ended on December 31, 2021 and recognized ICMS taxes in Taxes on Sales and ICMS tax incentives in Other income and expense, net. The ICMS tax incentives are a permanent difference and the related corporate income tax effect in the amount of USD 24,463 reduced the current tax expense in 2021 as shown in note 11 (a).

10	Net financial results

Accounting policy

(i) Financial expenses

Financial costs of obligations are recognized as expenses when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial time to be ready for use, which are capitalized at cost within Property, plant and equipment and/or Intangibles to which they relate.

(ii) Financial income

Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net

Other financial items net is composed by the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange losses.

21 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

	2021	2020	2019
Financial income
Interest income on financial investments and cash equivalents	6,074	7,295	20,909
Interest on tax credits	1,377	854	5,498
Other financial income	4,021	3,019	4,647
	11,472	11,168	31,054

Financial expenses
Interest on loans and financings	(96,565)	(97,422)	(67,369)
Premium paid on bonds repurchase – note 24 (c)	-	(14,481)	-
Interest on other liabilities	(12,371)	(8,051)	(10,864)
Interest on contractual obligations	(6,936)	(6,182)	(6,526)
Interest on lease liabilities – note 23 (b)	(1,272)	(1,757)	(3,416)
Other financial expenses	(25,131)	(31,866)	(29,224)
	(142,275)	(159,759)	(117,399)

Other financial items, net
Fair value of loans and financings – note 24 (c)	19,380	(8,058)	(6,640)
Derivative financial instruments - note 16 (b)	(5,640)	(717)	1,024
Foreign exchange losses (i)	(19,839)	(120,809)	(12,893)
	(6,099)	(129,584)	(18,509)

Net financial results	(136,902)	(278,175)	(104,854)

(i) The amounts for years 2021 and 2020 include losses of USD 10,468 and USD 65,689 respectively, which are related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA, which is impacted by the volatility of the BRL, which depreciated continuously during 2021 and 2020.

11	Current and deferred income tax

Accounting policy

The current income tax is calculated based on the tax laws enacted or substantively enacted as of the balance sheet date in the countries where the Company’s entities operate and generate taxable income. Management periodically evaluates positions taken by the Company in the taxes on income returns with respect to situations in which the applicable tax regulations are subject to interpretation.

It establishes provisions, where appropriate, considering amounts expected to be paid to the tax authorities.

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction affects neither the accounting nor the taxable income or loss. Deferred income tax is determined using tax rates (and laws), of the Company’s entities, that have been enacted or substantially enacted at the end of the reporting period and that are expected to be applied when the related deferred income taxes asset is realized, or the deferred income tax liability is settled.

22 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Critical accounting estimates and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant judgment, estimates and assumptions are required to determine the amount of deferred taxes that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and, (iii) trade and tax scenarios.

In addition, there are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also exercises judgment in the identification of these uncertainties over income tax treatments which could impact the consolidated financial statements as the Company operates in a complex multinational environment.

The Company and its subsidiaries are subject to reviews of income tax filings and other tax payments, and disputes can arise with the tax authorities over the interpretation of the applicable laws and regulations.

(a)	Reconciliation of income tax (expense) benefit

	2021	2020	2019
Income (loss) before income tax	309,291	(676,658)	(215,880)
Statutory income tax rate	24.94%	24.94%	24.94%

Income tax (expense) benefit at statutory rate	(77,137)	168,759	53,840
Tax effects of translation of non-monetary assets/liabilities to functional currency	(32,998)	(28,174)	(3,575)
Unrecognized deferred tax benefit on net operating losses	(35,735)	(35,849)	-
Special mining levy and special mining tax	(17,279)	(5,909)	(7,431)
Withholding tax on dividends paid by subsidiaries	-	-	(9,764)
Difference in tax rate of subsidiaries outside Luxembourg (i)	(3,179)	36,390	24,698
Withholding tax over subsidiary capital reduction (ii)	(10,526)	-	-
Impairment of goodwill	-	(78,866)	-
ICMS tax incentives (iii)	24,463	-
Other permanent tax differences	(813)	(32,199)	596
Income tax (expense) benefit	(153,204)	24,152	58,364

Current	(122,081)	(63,192)	(46,382)
Deferred	(31,123)	87,344	104,746
Income tax (expense) benefit	(153,204)	24,152	58,364

23 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i)	The Company’s activities are subject to the income tax regime of each country where it operates. However, NEXA’s Cerro Lindo mining unit had a lower income tax rate in comparison with that of other Peruvian operations because it was taxed under the laws and guarantees of a stability agreement signed by NEXA PERU, which was valid until the end of 2021. The deferred taxes of NEXA’s Cerro Lindo unit, however, are calculated considering the statutory income tax rate of 29.5% applicable as of January 1, 2022, since they will be recovered after 2021.
(ii)	On June 10, 2021, NEXA and the other shareholders of NEXA CJM approved a capital reduction of USD 210,703 which was paid on July 27, 2021. Given this capital reduction, the Company recognized USD 10,526 of tax expenses because the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital was considered not recoverable.
(iii)	See note 9.

(b)	Analysis of deferred income tax assets and liabilities

	2021	2020
Tax credits on net operating losses (i)	116,284	108,767

Uncertain income tax treatments	(5,279)	(6,712)
Tax credits on temporary differences
Foreign exchange losses	-	33,123
Environmental liabilities	13,923	16,611
Asset retirement obligations	17,698	20,507
Tax, labor and civil provisions	7,797	7,162
Other provisions	8,613	9,825
Provision for obsolete and slow-moving inventory	7,224	6,813
Provision for employee benefits	7,138	5,299
Revaluation of derivative financial instruments	506	3,056
Other	7,039	6,513

Tax debits on temporary differences
Foreign exchange gains	(16,365)	-
Capitalized interest	(9,261)	(10,274)
Revaluation of loans and financings	(1,945)	(88)
Depreciation, amortization and asset impairment	(189,799)	(190,970)
Other	(3,951)	(6,444)
	(40,378)	3,188

Deferred income tax assets	168,205	221,580
Deferred income tax liabilities	(208,583)	(218,392)
	(40,378)	3,188

(i)	As a result of adopting Complementary Law No. 160/2017, as described in note 9, there was also an increase in the amount of USD 11,996 in the balance of tax losses for the year, amount which is included in the tax credits on net operating losses.

24 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(c)	Effects of deferred income tax on income statement and other comprehensive income

	2021	2020	2019
Balance at the beginning of the year	3,188	(48,212)	(136,810)
Effect on income (loss) for the year	(31,123)	87,344	104,746
Effect on other comprehensive income (loss) - Fair value adjustment	(2,536)	13	453
Prior years uncertain income tax treatment payment	-	4,706	-
Impact of adoption IFRIC 23	-	-	(10,070)
Foreign exchange (loss) gain	(9,907)	(40,663)	(6,531)
Balance at the end of the year	(40,378)	3,188	(48,212)

(d)	Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of December 31, 2021, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; (ii) the carryforward calculation of net operating losses; and, (iii) the deductibility of foreign exchange losses and expenses. The estimated amount of these contingent liabilities on December 31, 2021 is USD 134,804 which decreased in comparison to the estimate of USD 163,670 on December 31, 2020 due to a favorable decision received in 2021 with respect to one of its pending income tax assessments as recognized by the corresponding tax authority.

Regarding Cerro Lindo´s stability agreement, in December 2021, the Peruvian tax authority (“SUNAT”) concluded its income tax inspection of NEXA PERU’s fiscal year 2014. As a result of this procedure, SUNAT determined an amount to be paid by the Company of USD 47,575 (including principal, penalties and interest) arguing that NEXA PERU’s income tax expense should be calculated considering the Peruvian statutory income tax rate for 2014 fiscal year of 30% instead of the 20% income tax rate that the stability agreement granted to Cerro Lindo’s operations. According to SUNAT, the Company should separate the income coming from the facilities built under the approved feasibility study (which includes a plant with a production capacity of 5,000 tpd) from that coming from the other facilities and since this is not possible, SUNAT disregarded the stabilized rate. On January 18, 2022, the Company filed its defense stating to SUNAT’s reclamation office that this assessment was non-compliant with applicable law mainly because: i) SUNAT determined a presumed tax base that is expressly denied by the Peruvian Tax Code; and, ii) SUNAT misinterpreted the stability agreement scope.  Company’s management, supported by the opinion of its external advisors, concluded that there are strong legal grounds to obtain a favorable outcome (“more likely than not”) in this discussion and, accordingly, no contingency provision has been set up. Finally, fiscal years 2015 through 2021 are still opened to be audited by SUNAT. Even if SUNAT maintains its position disregarding the stabilized rate and taxing the whole income of the Company at the statutory income tax rate, the entity will keep maintaining its position that no provision should be recognized. This evaluation must be updated year by year, reflecting changes on tax jurisprudence and regulations in force.

12	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

25 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, is denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

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

The purpose of the market risk management process and all related actions are intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

26 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i)	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financings, and derivative financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2021 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2021, according to the base scenario defined by the Company for March 31, 2022.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2021.
•	Scenario III: considers a change of + or -50% in the market forward yield curves as of December 31, 2021.

					Impacts on income statement						Impacts on statement of comprehensive income
					Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2021	Cash and cash equivalents and financial investments	Loans and financings	Derivative financial instruments	Changes from 2021	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.5805	65,403	272,323	(66)	1.46%	(1)	19	38	(19)	(38)	(3,029)	51,730	103,460	(51,730)	(103,460)
EUR	1.1327	3,604	-	-	1.53%	55	(901)	(1,802)	901	1,802	-	-	-	-	-
PEN	4.0069	23,846	1,783	-	-0.33%	(72)	(5,515)	(11,031)	5,515	11,031	-	-	-	-	-
CAD	1.2718	1,040	-	-	0.94%	-	-	-	-	-	10	(260)	(520)	260	520
NAD	15.9600	1,427	-	-	-6.08%	-	-	-	-	-	(87)	(357)	(713)	357	713
Interest rates
BRL - CDI - SELIC	9.15%	64,871	81,473	(66)	191 bps	(40)	1,466	3,083	(1,339)	(2,570)	-	-	-	-	-
USD - LIBOR	0.22%	-	88,677	(6,465)	2 bps	(24)	53	107	(53)	(107)	4	(5)	(10)	5	10
IPCA - TLP	10.06%	-	171,346	-	-456 bps	7,813	4,309	8,619	(4,309)	(8,619)	-	-	-	-	-
TJLP	5.32%	-	19,325	-	44 bps	(85)	257	514	(257)	(514)	-	-	-	-	-
Commodities price
Zinc	3,630	-	-	(6,465)	-18.73%	33,485	23,740	47,481	(23,740)	(47,481)	(6,613)	(4,689)	(9,378)	4,689	9,378

27 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2021. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2021	2020
Assets
Cash, cash equivalents and financial investments	95,320	257,706
Derivative financial instruments	314	22,376
Trade accounts receivables	34,858	42,612
	130,492	322,694
Liabilities
Loans and financings	272,353	454,372
Derivative financial instruments	380	21,484
Trade payables	200,983	165,019
Lease liabilities	7,921	20,792
Use of public assets	24,384	20,787
	506,021	682,454

Net exposure	(375,529)	(359,760)

(iii)	Interest rate risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. For further information related to interest rates, refer to note 24.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the Company’s cash flows. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to this index. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of loans and financings contracted together with swaps, the Company accounts for them under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. For more information, please refer to note 24 (c).

(iv)	Commodity price risk

The commodity price risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

28 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed priced sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Hedge Book)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

Hedges for the operating margin of metals (Strategic Hedges)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For NEXA BR, the transaction also involves the sale of USD forward contracts to hedge the operating margin in BRL.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is determined as follows:

- Onshore operations: rating "A", or equivalent, on a local scale by two rating agencies. In the case of foreign financial institutions that have a local rating by only one rating agency, it should be at least "AA-", and its headquarters should have a rating "A" minimum on a global scale.

- Offshore operations: rating "BBB-", or equivalent, on a global scale by two rating agencies.

In the case of financial institutions in Peru or in Luxembourg, local ratings from local agencies associated with rating agencies approved in the Company’s policy are accepted. In case that only a global rating is available, it will be eligible provided that it has a rating "BBB-" at least by one rating agency.

In the case of financial institutions that do not have a rating available for a specific country, it will be eligible provided that its headquarters follow the minimum ratings specified above.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored.

29 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance.

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

			2021			2020
	Local rating	Global rating	Total	Local rating	Global rating	Total (ii)
Cash and cash equivalents
AAA	117,439	-	117,439	131,489	-	131,489
AA+	-	-	-	1,959	-	1,959
AA	19	-	19	30,178	-	30,178
AA-	-	21,252	21,252	8,754	21,632	30,386
A+	35,923	318,120	354,043	164,987	249,197	414,184
A	25,354	115,653	141,007	69,608	257,999	327,607
A-	-	104,528	104,528	-	116,992	116,992
BBB+	-	-	-	-	-	-
BBB	-	-	-	-	-	-
BBB-	-	-	-	-	30,706	30,706
BB-	-	-	-	-	-	-
No rating (i)	2,660	2,869	5,529	1,289	1,373	2,662
	181,395	562,422	743,817	408,264	677,899	1,086,163

Financial investments
AAA	16,849	-	16,849	32,411	-	32,411
AA+	-	-	-	2,257	-	2,257
AA	2,353	-	2,353	46	-	46
AA-	-	-	-	330	-	330
	19,202	-	19,202	35,044	-	35,044

Derivative financial instruments
AAA	314	-	314	2,068	-	2,068
A+	-	8,491	8,491	-	1,977	1,977
A-	-	7,589	7,589	-	27,935	27,935
	314	16,080	16,394	2,068	29,912	31,980

(i)	Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(ii)	As mentioned in note 5 (c), in 2021, the Company modified its Financial Risk Management Policy, allowing the use of local ratings available from local agencies in Peru, for assessing the credit risks of financial institutions in Peru. Therefore, the Company is presenting the 2020 comparative balances according to the updated policy.

30 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial obligations to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts below represent the estimated undiscounted future cash flows, which include interests to be incurred and, accordingly, do not reconcile directly with the amounts presented in the consolidated balance sheet.

2021	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	114,240	443,780	247,226	1,439,295	2,244,541
Lease liabilities	17,340	3,744	-	-	21,084
Derivative financial instruments	22,684	146	71	24	22,925
Trade payables	411,818	-	-	-	411,818
Confirming payables	232,860	-	-	-	232,860
Salaries and payroll charges	76,031	-	-	-	76,031
Dividends payable	11,441	-	-	-	11,441
Related parties	321	71	-	-	392
Asset retirement and environmental obligations	31,953	64,752	85,021	243,076	424,803
Use of public assets	1,368	3,244	3,657	21,840	30,109
	920,056	515,737	335,975	1,704,235	3,476,004

2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	214,614	484,579	459,215	1,490,253	2,648,661
Lease liabilities	15,999	9,690	-	-	25,689
Derivative financial instruments	5,390	51	21,374	59	26,874
Trade payables	370,122	-	-	-	370,122
Confirming payables	145,295	-	-	-	145,295
Salaries and payroll charges	56,107	-	-	-	56,107
Dividends payable	4,557	-	-	-	4,557
Related parties	-	561	-	-	561
Asset retirement and environmental obligations	33,714	53,501	70,444	220,241	377,900
Use of public assets	1,270	2,943	5,131	20,200	29,544
	847,068	551,325	556,164	1,730,753	3,685,310

(d)	Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

To maintain or adjust the capital structure, the Company may adjust the dividends level paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

31 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	2021	2020	2019
Loans and financings	24	1,699,315	2,024,314	1,508,557
Derivative financial instruments	16 (a)	6,531	(5,106)	2,294
Lease liabilities	23 (b)	19,639	25,689	34,384
Cash and cash equivalents	15	(743,817)	(1,086,163)	(698,618)
Financial investments	-	(19,202)	(35,044)	(58,775)
Net debt (i)		962,466	923,690	787,842

Net income (loss) for the period		156,087	(652,506)	(157,516)
Plus (less):
Depreciation and amortization	21, 22 and 23	258,711	243,925	317,892
Net financial results	10	136,902	278,175	104,854
Income tax expense (benefit)	11 (a)	153,204	(24,152)	(58,364)
EBITDA		704,904	(154,558)	206,866

Impairment of non-current assets		-	557,497	142,133
Miscellaneous adjustments		(664)	-	-
Adjusted EBITDA (ii)		704,240	402,939	348,999

Leverage ratio (Net debt/Adjusted EBITDA)		1.37	2.29	2.26

(i)	Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments less (c) cash and cash equivalents, less (d) financial investments.
(ii)	Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

13	Financial instruments

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

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred substantially all the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

32 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Equity instruments may be irrevocably elected on their initial recognition for their fair value changes to be presented in other comprehensive income instead of in the income statement. Since the objective of the Company’s equity instruments is to buy more participation in a project and not sell the investment, they are classified as fair value through other comprehensive income.

Then, the Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

(i)	Amortized cost

Financial assets measured at amortized cost are assets held within a business model whose objective is to hold financial assets to collect contractual cash flows and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding.

Financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss such as derivatives and some specific loans and financings.

(ii)	Fair value through profit or loss

Financial assets measured at fair value through profit or loss are assets which an entity manages with the objective of realizing cash flows through the sale of such assets and financial assets that do not give rise to cash flows that are SPPI on the principal amount outstanding.

Financial liabilities measured at fair value through profit or loss are liabilities which were not measured at amortized cost, such as derivatives and loans and financings that are designated at fair value option when is necessary to eliminate the accounting mismatch that would arise if amortized cost were used.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Also, investments in equity instruments are measured at fair value through other comprehensive income as mentioned above.

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	743,817	-	-	743,817
Financial investments		19,202	-	-	19,202
Derivative financial instruments	16 (a)	-	16,394	-	16,394
Trade accounts receivables	17	84,969	146,205	-	231,174
Investments in equity instruments	13 (b)	-	-	3,723	3,723
Related parties (i)	20	2	-	-	2
		847,990	162,599	3,723	1,014,312

33 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

					2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,610,638	88,677	-	1,699,315
Lease liabilities	23 (b)	19,639	-	-	19,639
Derivative financial instruments	16 (a)	-	22,925	-	22,925
Trade payables	25	411,818	-	-	411,818
Confirming payables	29	232,860	-	-	232,860
Use of public assets (ii)		24,384	-	-	24,384
Related parties (ii)	20	392	-	-	392
		2,299,731	111,602	-	2,411,333

					2020
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	1,086,163	-	-	1,086,163
Financial investments		35,044	-	-	35,044
Derivative financial instruments	16 (a)	-	31,980	-	31,980
Trade accounts receivables	17	64,262	164,770	-	229,032
Related parties (i)	20	2	-	-	2
		1,185,471	196,750	-	1,382,221

					2020
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,822,756	201,558	-	2,024,314
Lease liabilities	23 (b)	25,689	-	-	25,689
Derivative financial instruments	16 (a)	-	26,874	-	26,874
Trade payables	25	370,122	-	-	370,122
Confirming payables	29	145,295	-	-	145,295
Use of public assets (ii)		19,215	-	-	19,215
Related parties (ii)	20	561	-	-	561
		2,383,638	228,432	-	2,612,070
(i)	Classified as Other assets in the consolidated balance sheet.
(ii)	Classified as Other liabilities in the consolidated balance sheet.

(b)	Investment in equity instruments – Tinka shares acquisition

On March 17, 2021, the Company acquired 29,895,754 common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru, from an arm’s length shareholder in a private transaction at a market price of CAD 0.26 per share for a total consideration of CAD 7,773 thousand (USD 6,220).

On April 16, 2021, the Company acquired 654,758 additional common shares of Tinka at the same market price for a total consideration of approximately CAD 170 thousand (approximately USD 136).

After these acquisitions, the Company holds approximately 9.0% of the issued and outstanding common shares of Tinka. This transaction is accounted for as an investment in equity instruments at its acquisition cost and is being subsequently measured at fair value through other comprehensive income.

34 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

14	Fair value estimates

Critical accounting estimates and judgments

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses judgment to select among a variety of methods and makes estimates and assumptions that are mainly based on market conditions existing at the end of each reporting period.

Although management has used its best judgment in estimating the fair value of its financial instruments, any technique for making said estimates and assumptions involves some level of inherent fragility.

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to the usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.
•	Derivative financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.

•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate. The underlying asset price is the average price of the foreign exchange rate in the fixing month.

35 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy

				2021
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	16 (a)	-	16,394	16,394
Trade accounts receivables		-	146,205	146,205
Investments in equity instruments (i)		3,723	-	3,723
		3,723	162,599	166,322
Liabilities
Derivative financial instruments	16 (a)	-	22,925	22,925
Loans and financings designated at fair value (ii)		-	88,677	88,677
		-	111,602	111,602

				2020
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	16 (a)	-	31,980	31,980
Trade accounts receivables		-	164,770	164,770
		-	196,750	196,750
Liabilities
Derivative financial instruments	16 (a)	-	26,874	26,874
Loans and financings designated at fair value (ii)		-	201,558	201,558
		-	228,432	228,432

(i)	The Level 1 fair value amount of the investments in equity instruments is determined using the share´s quotation as of the last day of the reporting period.
(ii)	As explained above, certain loans and financings are measured at fair value. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy:

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

Other techniques, such as discounted cash flows analysis, are used to determine the fair value of the remaining financial instruments.

36 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Level 3:

Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) are classified as Level 3. As of December 31, 2021, there were no financial assets and liabilities carried at fair value classified as Level 3.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 and the only impact identified is related to the changes in the Company’s credit risk which affect the fair value of debts which are designated as fair value option. Refer to note 24.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financings in current liabilities in the balance sheet.

(a)	Composition

	2021	2020
Cash and banks	276,761	113,017
Term deposits	467,056	973,146
	743,817	1,086,163

(b)	Changes in operating assets and liabilities

Schedule of changes in operating assets and liabilities

	2021	2020	2019
Decrease (increase) in assets
Trade accounts receivables	(9,375)	(68,896)	(8,634)
Inventory	(102,068)	8,883	(35,425)
Derivative financial instruments	(14,936)	(7,809)	(4,649)
Other assets	(47,312)	30,557	(45,872)

Increase (decrease) in liabilities
Trade payables	44,880	21,589	18,823
Confirming payables	87,565	62,525	12,278
Other liabilities	2,759	58,481	12,856
	(38,487)	105,330	(50,623)

(c)	Main non-cash investing and financing transactions

During 2021, the Company had: (i) additions to right-of-use assets in the amount of USD 5,174 (December 31, 2020: USD 5,785); (ii) write-offs of property, plant and equipment in the amount of USD 3,343; (iii) decreases in loans and financings in the total amount of USD 14,314 related to a decrease in their fair value of USD 19,380 net of the changes in the Company´s credit risk of USD 5,066, see note 24; and (iv) additions in intangible assets in the amount of USD 19,407 related to the GSF recovered costs.

37 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

16	Derivative financial instruments

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

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affect the income statement.

The reclassification adjustment is recognized in the same income statement line item affected by the highly probable forecasted transaction, while gains or losses related to the non-effective portion are immediately recognized as Other income and expenses, net.

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within Other income and expenses, net.

Currently, the Company classifies as cash flow hedge only the strategies related to mismatches of quotational periods.

(ii)	Fair value hedge

Derivatives that are designated for hedge accounting recognition are qualified as fair value hedges when they are related to assets or liabilities already recognized in the consolidated balance sheet. Changes in the fair values of derivatives that are designated and qualify as fair value hedges and changes in the fair value of the hedged item are recorded in the income statement in the same period.

Currently, the Company classifies as fair value hedge the strategies related to interest rate risk, foreign exchange risk, and some mismatches of quotational periods.

(iii)	Derivatives not designated as hedging instruments

Changes in the fair value of derivative financial instruments not designated as hedging instruments are recognized immediately in the income statement within Other income and expenses, net when related to price risk and within Net financial results when related to interest rate or foreign exchange rate risk.

38 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Currently, the Company do not designate as hedging instruments the strategies related to the sales of zinc at a fixed price.

(a)	Fair value by strategy

			2021		2020
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	215,809	(9,898)	204,394	2,398
			(9,898)		2,398
Sales of zinc at a fixed price
Zinc forward	ton	8,787	3,433	15,695	1,815
			3,433		1,815
Interest rate risk
IPCA vs. CDI	BRL	226,880	(66)	226,880	1,310
			(66)		1,310
Foreign exchange risk
BRL vs. USD (i)	BRL	-	-	477,000	(417)
			-		(417)

			(6,531)		5,106
Current assets			16,292		16,329
Non-current assets			102		15,651
Current liabilities			(22,684)		(5,390)
Non-current liabilities			(241)		(21,484)
(i)	Related to a derivative financial instrument entered into at the same time of a debt contract (a term loan in NEXA PERU) in order to manage some of the risks of such debt contract. As explained in note 24 (c), both the debt and the related derivative were prepaid on July 09, 2021

(b)	Changes in fair value

2021
Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	1,146	(37,963)	9,709	1,820	-	454	(12,538)
Sales of zinc at a fixed price	-	-	-	5,666	-	34	4,082
Interest rate risk – IPCA vs. CDI	-	-	-	-	1,211	-	2,587
Foreign exchange ri–k - BRL vs USD (i)	-	-	-	-	(6,851)	-	(7,268)
2021	1,146	(37,963)	9,709	7,486	(5,640)	488	(13,137)

(i)	Related to a derivative financial instrument entered into at the same time of a debt contract (a term loan in NEXA PERU) in order to manage some of the risks of such debt contract. As explained in note 24 (c), both the debt and the related derivative were prepaid on July 09, 2021.

39 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when are related to the Company’s accounts receivables portfolio that is included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when are related to sales that are subsequently adjusted to changes in LME prices. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

(iii) Amortized cost using the effective interest rate method, less impairment, when the receivables do not meet the aforementioned classifications.

Credit risk can arise from non-performance by counterparties of their contractual obligations to the Company. To ensure an effective credit risk evaluation, management applies procedures related to the application for credit granting and approvals, renewal of credit limits, continuous monitoring of credit exposure in relation to established limits and events that trigger requirements for secured payment terms. As part of the Company’s process, the credit exposures with all counterparties are regularly monitored and assessed.

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company uses a provision matrix and forward-looking information. The additions to impairment of trade accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

(a)	Composition
	2021	2020
Trade accounts receivables	233,623	229,800
Related parties - note 20	1,016	2,411
Impairment of trade accounts receivables	(3,465)	(3,179)
	231,174	229,032

(b)	Changes in impairment of trade accounts receivables
	2021	2020
Balance at the beginning of the year	(3,179)	(2,337)
Additions	(1,586)	(2,643)
Reversals	1,206	1,288
Foreign exchange gains	94	513
Balance at the end of the year	(3,465)	(3,179)

40 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(c)	Analysis by currency
	2021	2020
USD	196,316	186,420
BRL	34,464	41,601
Other	394	1,011
	231,174	229,032

(d)	Aging of trade accounts receivables
	2021	2020
Current	222,083	222,670
Up to 3 months past due	9,201	6,728
From 3 to 6 months past due	51	102
Over 6 months past due	3,304	2,711
	234,639	232,211
Impairment	(3,465)	(3,179)
	231,174	229,032

18	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). Variable production overhead costs are included in inventory cost based on the actual production level. The net realizable value is the estimated selling price in the ordinary course of business, less any additional selling expenses. Imports in transit are stated at the accumulated cost of each import. A provision for obsolete inventory - finished products, semi-finished products, raw materials and auxiliary materials - is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification. Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale.

(a)	Composition
	2021	2020
Finished products	157,285	94,033
Semi-finished products	60,315	56,335
Raw materials (i)	90,087	66,278
Auxiliary materials and consumables	94,564	68,950
Inventory provisions	(29,749)	(29,074)
	372,502	256,522

41 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(i)	Raw materials include a USD 23,009 reclassification from Assets and projects under construction, within Property, plant and equipment, to Inventory, related to the ore pile costs that were incurred during Aripuanã’s commissioning phase and which should already be included in the Company's inventory.

(b)	Changes in the provision of the year
	2021	2020
Balance at the beginning of the year	(29,074)	(28,398)
Additions	(15,094)	(11,439)
Reversals	13,986	9,647
Exchange variation gains	433	1,116
Balance at the end of the year	(29,749)	(29,074)

19	Other assets

	2021	2020
Other recoverable taxes	128,377	127,815
Advances to third parties	8,545	15,006
Prepaid expenses	10,361	10,522
Judicial deposits	5,446	5,566
Other assets	26,974	25,363
	179,703	184,272
Current assets	81,119	91,141
Non-current assets	98,584	93,131

42 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

20	Related parties

	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Parent
Votorantim S.A. (i)	-	-	2	2	1,102	809	-	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	-	1,890	1,160	-	-	-	-
Companhia Brasileira de Alumínio	158	1,479	-	-	264	175	-	-	-	-
Votorantim Cimentos S.A.	551	595	-	-	64	121	-	-	-	-
Votener - Votorantim Comercializadora de Energia Ltda.	302	332	-	-	945	6,330	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	306	421	-	-	152	-
Other	5	5	-	-	240	871	11,441	4,557	240	561
	1,016	2,411	2	2	4,811	9,887	11,441	4,557	392	561

Current	1,016	2,411	-	-	4,811	9,887	11,441	4,557	-	-
Non-current	-	-	2	2	-	-	-	-	392	561
	1,016	2,411	2	2	4,811	9,887	11,441	4,557	392	561

43 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

	Sales			Purchases
Profit and loss	2021	2020	2019	2021	2020	2019
Parent
Votorantim S.A. (i)	-	-	26	3,735	4,378	6,176

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	41,498	26,280	5,046
Companhia Brasileira de Alumínio	8,988	7,828	2,157	3,736	1,156	1,964
Votorantim Cimentos S.A.	-	-	196	661	524	2,186
Votener - Votorantim Comercializadora de Energia Ltda.	5,993	9,740	3,288	16,207	7,721	9,596
Votorantim International CSC S.A.C	-	-	-	4,278	6,638	5,584
Other	113	11	510	1,120	582	1,581
	15,094	17,579	6,177	71,235	47,279	32,133

(i)	The Company entered into an agreement with VSA on September 4, 2008, for services provided by its Center of Excellence (“CoE”) related to administrative activities, human resources, back office, accounting, taxes, technical assistance, and training, among others. Under a cost sharing agreement, the Company reimburses VSA for the expenses related to these activities in respect of the Company.
(ii)	As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family member may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction services for the Aripuanã project.

44 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(a)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2021	2020
Short-term benefits	6,602	6,765
Other long-term benefits	664	1,791
	7,266	8,556

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

21	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets. The mining projects development costs that are registered within Property, plant and equipment include (i) direct and indirect costs attributed to building the mining facilities; (ii) financial charges incurred during the construction period; (iii) depreciation of other fixed assets used during construction; and, (iv) estimated decommissioning and site restoration expenses.

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

An asset's carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company to determine the recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within Other income and expenses, net in the income statement.

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

45 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within Assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to Buildings and are depreciated by a linear calculation considering the asset’s useful life.

Stripping costs incurred during the production phase of operations are treated as production costs and are part of the inventory cost.

Mining Projects

The Company starts to capitalize a project’s mineral exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine plans.

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the units of production (“UoP”) method once the development stage finishes and the project’s operation starts.

Costs incurred during a project’s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized mineral exploration and evaluation costs will remain within Mining projects and will only be depreciated once the development stage finishes and the project´s operation starts.

Once the development stage is finished and the project’s operation starts, the capitalized development costs are reclassified to the appropriate group of assets considering their nature and are depreciated on a linear calculation based on the assets’ useful life.

Based on the above, once a project begins operation, there will be depreciation coming from the project’s capitalized mineral exploration and evaluation costs within the Mining projects account and based on the UoP method and from the project’s capitalized development costs within the corresponding group of assets based on their useful life.

The carrying value of the capitalized mineral exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are

46 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

allocated to cash-generating units when applicable. The annual impairment test is disclosed in note 31.

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 23.

Asset retirement obligations

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

The capitalized amount recognized in Property, plant and equipment is depreciated based on the UoP method. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as Other income and expenses, net.

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of Property, plant and equipment.

47 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

							2021
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (iii)	Other	Total
Balance at the beginning of the year
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Net balance at the beginning of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Reclassification (i)	-	-	-	-	(31,851)	-	(31,851)
Net balance at the beginning of the year - adjusted	454,603	626,194	527,532	86,812	151,773	19,531	1,866,445
Additions (ii)	12	671	507,907	-	-	1,576	510,166
Disposals and write-offs	(567)	(7,663)	(454)	-	-	(1,751)	(10,435)
Depreciation	(56,493)	(110,895)	-	(6,436)	(2,062)	(1,143)	(177,029)
Foreign exchange effects	(15,963)	(23,188)	(40,278)	(2,452)	(1,027)	(631)	(83,539)
Transfers (iv)	57,393	82,252	(182,612)	-	16,553	2,657	(23,757)
Remeasurement of asset retirement obligations – note 26	-	-	-	5,879	-	-	5,879
Balance at the end of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730
Cost	1,054,413	2,330,748	874,776	202,242	158,642	35,266	4,656,087
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	6,595	(15,027)	(2,568,357)
Balance at the end of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730

Average annual depreciation rates %	4	7	-	UoP	UoP

48 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

							2020
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total
Balance at the beginning of the year
Cost	1,050,632	2,419,034	549,903	201,892	261,117	45,035	4,527,613
Accumulated depreciation and impairment	(511,973)	(1,666,480)	(14,811)	(97,233)	(93,009)	(21,417)	(2,404,923)
Net balance at the beginning of the year	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690
Additions	-	3,315	336,457	-	-	935	340,707
Disposals and write-offs	(240)	(1,732)	(662)	-	-	(42)	(2,676)
Depreciation	(48,938)	(110,515)	-	(6,096)	(869)	(1,261)	(167,679)
Impairment of non-current assets	(45,188)	(26,521)	(57,621)	(13,804)	(15,805)	(106)	(159,045)
Foreign exchange effects	(60,934)	(78,038)	(83,982)	(12,821)	(3,852)	(4,182)	(243,809)
Transfers – note 22	71,244	88,047	(201,752)	-	36,042	1,770	(4,649)
Reclassification	-	(916)	-	-	-	(1,201)	(2,117)
Remeasurement of asset retirement obligations	-	-	-	14,874	-	-	14,874
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Balance at the end of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296

Average annual depreciation rates %	4	7	-	5	UoP
(i)	Reclassification of USD 31,851 from Mining projects to Intangible assets (Rights to use natural resources), as explained in note 22 (a).
(ii)	Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 19,614 for the year ended on December 31, 2021 (December 31, 2020: USD 2,023).
(iii)	Only the amounts related to the operating unit Atacocha are being depreciated under the UoP method.
(iv)	Amount includes: (i) a transfer from Assets and projects under construction to Inventories (raw materials) of USD 23,009 related to the ore pile costs that were incurred during Aripuanã´s commissioning phase and which should already be included in the Company's inventory; and, (ii) USD 748 thousand related to other intangibles.

49 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

22	Intangible assets

Accounting policy

Goodwill

Goodwill arising from business combinations is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net assets acquired. Goodwill is not amortized but is tested for impairment annually and whenever circumstances indicate that the carrying amount may not be recovered. Refer to note 31 for the Company’s impairment accounting policy and critical estimates and assumptions and judgments.

Rights to use natural resources

The significant costs incurred for the acquisition of legal rights to explore mining concessions and develop mineral properties are capitalized and are amortized as production costs when the associated projects start their commercial operation using the UoP method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes a portion of the Company’s inferred resources in the Company’s mining operations. The costs for the acquisition of legal rights attributed to mining projects are not depreciated until the project becomes operational and production activities start.

The costs incurred are impaired if the Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to Cash Generating Units (“CGUs”). Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine. Any changes to the life of mine, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the life of mine and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected life of mine. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the amortization calculation.

50 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

However, the future conversion of inferred resources is inherently uncertain and involves estimates and assumptions and judgments that could have a material impact on the Company’s results of operations.

Schedule of reconciliation of changes in intangible assets

(a)	Changes in the year
				2021
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Net balance at the beginning of the year	406,434	648,870	21,101	1,076,405
Reclassification (i)	-	31,851	-	31,851
Net balance at the beginning of the year - adjusted	406,434	680,721	21,101	1,108,256
Additions (ii)	-	-	21,821	21,821
Disposals	-	-	(9)	(9)
Amortization	-	(67,829)	(3,550)	(71,379)
Foreign exchange effects	(206)	(622)	(1,838)	(2,666)
Transfers – note 21	-	-	748	748
Balance at the end of the year	406,228	612,270	38,273	1,056,771
Cost	673,570	1,791,643	72,414	2,537,627
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)
Balance at the end of the year	406,228	612,270	38,273	1,056,771

Average annual depreciation rates %	-	UoP	-

				2020
	Goodwill	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	674,645	1,668,956	59,408	2,403,009
Accumulated amortization and impairment	-	(825,163)	(39,320)	(864,483)
Net balance at the beginning of the year	674,645	843,793	20,088	1,538,526
Disposals	-	-	(55)	(55)
Amortization	-	(60,936)	(2,842)	(63,778)
Impairment of non-current assets	(267,342)	(131,110)	-	(398,452)
Foreign exchange effects	(869)	(2,877)	(739)	(4,485)
Transfers – note 21	-	-	4,649	4,649
Balance at the beginning of the year	406,434	648,870	21,101	1,076,405
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Balance at the end of the year	406,434	648,870	21,101	1,076,405

Average annual depreciation rates %	-	UoP	-

(i)	The Company identified USD 31,851 of legal mining rights that were being classified as Mining projects within Property, Plant and Equipment, instead of as Rights to use natural resources within Intangible assets. Given the nature of this reclassification, only between Property, Plant and Equipment and Intangible assets, the Company made an out-of-period adjustment, to account for the correct classification of those legal mining rights as of December 31, 2021.
(ii)	The main addition is due to GSF recovered costs. In past years, Brazilian energy power plants were charged with increased costs related to the Generation Scaling Factor (GSF), which showed a

51 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

generation deficit in relation to the total energy expected for the National Energy System calculated by the regulator. However, as the generation deficit was not due to hydrological risks, the generators should not have been charged with these increased costs since non-hydrological risks are not managed by them. The affected energy power plants include those of NEXA: Picada, Armador Aguiar I, Armador Aguiar II, Igarapava and Enercan.

Law No. 14.052 published on September 09, 2020 established new conditions for the renegotiation of hydrological risks, providing compensation to the energy power plants that were affected by the increased costs related to GSF, including the plants owned by NEXA, by extending their concession periods.

In 2021, the Brazilian Electric Energy Chamber (“CCEE”) finalized the necessary calculations for the extension of the concession period for the energy power plants that were affected by the increased costs related to GSF and after evaluating the amounts involved, NEXA agreed to accept the renegotiation agreement with the Brazilian Electricity Regulator Agency (“ANEEL”) and to waive any future judicial claim related to the increased GSF costs. This had an impact of USD 19,407 (Picada – 5 years of extended concession period: USD 4,592; Armador Aguiar I – 6 years and 2 months of extended concession period: USD 3,293; Igarapava – 2 years and 7 months of extended concession period: USD 2,565; and, Enercan – 3 years and 6 months of extended concession period: USD 8,957).

These amounts have been recognized as an Intangible asset against recovered energy costs (note 7) in the income statement within Cost of sales, and will be amortized using the straight-line method until the end of the extended concession period without any direct cash benefit in 2021.

As of December 31, 2021, the adhesion of Armador Aguiar II energy power plant was still pending and will be recognized once all the external and internal approvals are obtained during the following months.

23	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the contract’s measurement.

52 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2021, interest rates were between 5.68% to 11.39% for Brazil; and, 2.65% to 5.93% for Peru.

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

(a)	Right-of-use assets - Changes in the year

					2021	2020
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period
Cost	6,461	10,639	5,846	24,616	47,562	45,772
Accumulated amortization	(3,129)	(5,699)	(5,562)	(14,303)	(28,693)	(16,225)
Net balance at the beginning of the period	3,332	4,940	284	10,313	18,869	29,547
New contracts	-	2,723	-	2,451	5,174	5,785
Amortization	(1,063)	(2,668)	(284)	(6,288)	(10,303)	(12,468)
Remeasurement	(290)	-	-	-	(290)	-
Foreign exchange effects	(92)	(192)	-	(477)	(761)	(3,995)
Balance at the end of the period	1,887	4,803	-	5,999	12,689	18,869
Cost	5,731	17,560	5,427	21,285	50,003	47,562
Accumulated amortization	(3,844)	(12,757)	(5,427)	(15,286)	(37,314)	(28,693)
Balance at the end of the period	1,887	4,803	-	5,999	12,689	18,869

Average annual amortization rates %	31	34	33	34

(b)	Lease liabilities - Changes in the year
	2021	2020
Balance at the beginning of the year	25,689	34,384
New contracts	5,174	5,785
Payments of lease liabilities	(9,827)	(9,100)
Interest paid on lease liabilities	(1,415)	(1,385)
Remeasurement	(302)	-
Accrued interest – note 10	1,272	1,757
Foreign exchange effects	(952)	(5,752)
Balance at the end of the year	19,639	25,689
Current liabilities	16,246	15,999
Non-current liabilities	3,393	9,690

53 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

24	Loans and financings

Accounting policy

Loans and financings are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, unless they are designated as fair value option, if necessary to eliminate the accounting mismatch that would arise if amortized cost were used. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

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

(a)	Composition

				2021	2020
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds – USD	Fixed + 5.73%	20,081	1,318,253	1,338,334	1,338,972
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	18,721	197,080	215,801	179,828
Export credit notes	LIBOR + 1.54% 134.20 % CDI 115.55% CDI	1,466	133,611	135,077	234,221
Term loans	LIBOR + 1.27 % Fixed + 8.49%	-	-	-	213,735
Debentures	107.5 % CDI	4,916	-	4,916	10,388
Other		1,529	3,658	5,187	47,170
		46,713	1,652,602	1,699,315	2,024,314

Current portion of long-term loans and financings (principal)		19,276
Interest on loans and financings		27,437

(b)	Loans and financing transactions during the year ended on December 31, 2021

Prepayment of debts

On January 22, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 250,000 thousand, with accrued interest of BRL 12,905 thousand (a total of approximately USD 51,105).

On June 23, 2021, the Company prepaid the outstanding principal of an Export Credit Note in Brazil in the amount of BRL 245,000 thousand, with accrued interest of BRL 2,974 thousand (a total of approximately USD 50,077).

On June 28, 2021, the Company prepaid the outstanding principal of a Credit Facility in the amount of USD 42,969, with accrued interest of USD 294.

54 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

On July 09, 2021, NEXA PERU prepaid the outstanding principal of a term loan it had with a global financial institution in the amount of BRL 477,000 thousand (approximately USD 90,512), with accrued interest of BRL 12,592 thousand (approximately USD 2,389). The contracted cross-currency swap associated with this debt, as explained in note 16 (b), was also unwound in the amount of USD 12,398.

On July 28, 2021, the Company prepaid the outstanding principal of a Loan Facility in the amount of USD 80,000, with accrued interest of USD 211.

BNDES disbursements

In relation to the loan agreement subscribed in July 2020 between NEXA, through its subsidiary Dardanelos, and the Brazilian Economic and Social Bank (“BNDES”), to finance the ongoing construction of the Aripuanã project, during the second quarter of 2021, the Company drew down the following amounts:

a. On May 28, 2021, BRL 160,000 thousand (approximately USD 30,608); and

b. On June 18, 2021, BRL 101,300 thousand (approximately USD 20,136).

Of the total facility of BRL 750,000 thousand approved by BNDES, the Company has drawn down BRL 736,300 thousand (BRL 261,300 thousand in 2021; and, BRL 475,000 thousand in 2020) which corresponds to approximately USD 140,000 (USD 50,744 in 2021; and, USD 87,664 in 2020). This loan is guaranteed by NEXA BR and NEXA and was contracted at a cost of TLP (“Taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040.

(c)	Changes in the year

	2021	2020
Balance at the beginning of the year	2,024,314	1,508,557
New loans and financings	59,771	1,296,496
Debt issue costs	(178)	(9,921)
Payments of loans and financings	(251,044)	(542,983)
Prepayment of fair value debt – note 24 (b)	(90,512)	-
Bonds repurchase	-	(214,530)
Foreign exchange effects	(21,066)	(45,295)
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk (i)	5,066	787
Fair value of loans and financings (ii) - note 10	(10,784)	8,058
Write off of fair value of loans and financings (iii) - note 10	(8,596)	-
Interest accrual	113,456	107,532
Premium paid on bonds repurchase – note 10	-	(14,481)
Interest paid on loans and financings	(121,112)	(69,906)
Balance at the end of the year	1,699,315	2,024,314

(i)	On June 30, 2021, NEXA had two debt contracts measured at fair value through profit or loss, of which one was prepaid in July 2021. In 2021, the Company’s credit risk decreased, in comparison to 2020, mainly due to the normalization of its operations, with a consequent increase in the fair value of these debts in USD 5,066 (USD 5,188 related to the term loan in NEXA PERU which was prepaid as mentioned above, partially compensated by USD 122 related to a Brazilian Export Credit Note which is the only fair value debt outstanding as of December 31, 2021).
(ii)	During the year, the Company recognized a gain in the income statement of USD 10,784 related to the fair value adjustment of the two debts mentioned above, composed by a gain of USD 12,228 on the term loan already prepaid and a loss of USD 1,444 on the Export Credit Note.

55 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(iii)	As mentioned above, on July 9, the Company prepaid its term loan debt, together with the respective SWAP contract. The carrying amount of the debt at the date of prepayment was USD 102,042 and the amount paid was USD 92,902 resulting in a gain of USD 9,140, of which USD 8,596 was included in other financial items, net – fair value of loans and financings and USD 544 was included in Other financial items – foreign exchange.

(d)	Maturity profile

							2021
	2022	2023	2024	2025	2026	As from 2027	Total
Eurobonds – USD	20,081	126,370	-	-	-	1,191,883	1,338,334
BNDES	18,721	21,381	22,336	21,429	19,216	112,718	215,801
Export credit notes	1,466	-	-	133,611	-	-	135,077
Debentures	4,916	-	-	-	-	-	4,916
Other	1,529	461	35	451	451	2,260	5,187
	46,713	148,212	22,371	155,491	19,667	1,306,861	1,699,315

(e)	Analysis by currency

			2021	2020
	Current	Non-current	Total	Total
USD	20,281	1,406,681	1,426,962	1,569,942
BRL	25,073	245,498	270,571	451,634
Other	1,359	423	1,782	2,738
	46,713	1,652,602	1,699,315	2,024,314

(f)	Analysis by index

			2021	2020
	Current	Non-current	Total	Total
Fixed rate	21,530	1,318,717	1,340,247	1,456,090
LIBOR	248	88,429	88,677	230,574
TLP	8,559	161,765	170,324	132,280
BNDES SELIC	6,613	23,067	29,680	30,683
CDI	6,134	45,182	51,316	156,683
TJLP	3,629	15,442	19,071	17,962
Other	-	-	-	42
	46,713	1,652,602	1,699,315	2,024,314

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level which are measured annually and semiannually, as required by the debt contracts. These financial covenants include the: (i) leverage ratio; (ii) capitalization ratio; and, (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. As of December 31, 2021, the Company was in compliance with all its financial covenants. There were no changes to the contractual guarantees provided by the Company during the year and as of December 31, 2021.

56 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

25	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(a)	Composition

	2021	2020
Trade payables	407,007	360,235
Related parties - note 20	4,811	9,887
	411,818	370,122

26	Asset retirement and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs to restoration and closure of the mining assets, and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a Property plant and equipment for asset retirement obligations relating to operating mining assets or as Other income and expenses, net for non-operating structures.

Environmental obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in Other income and expenses, net in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The cash flows are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

57 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

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

(a)	Changes in the year

			2021	2020
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	227,189	48,857	276,046	293,828
Payments	(19,932)	(6,323)	(26,255)	(10,426)
Foreign exchange effects	(4,848)	(3,003)	(7,851)	(37,145)
Interest accrual	7,051	2,616	9,667	14,015
Remeasurement and additions (i)	12,250	293	12,543	15,774
Balance at the end of the year	221,710	42,440	264,150	276,046
Current liabilities	20,826	11,127	31,953	33,095
Non-current liabilities	200,884	31,313	232,197	242,951
(i)	As of December 31, 2021, the credit risk-adjusted rate used for Peru was between 3.54% to 7.28% (December 31, 2020: 1.70% to 4.00%) and for Brazil was between 7.68% to 8.67% (December 31, 2020: 0.07% to 6.75%). Besides, as part of its annual asset retirement and environmental obligations review, the Company increased its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement or environmental obligations studies and update in the discount rates. For operational assets, Property, plant and equipment has been increased in an amount of USD 5,879; and, for non-operational structures and environmental obligations, an expense of USD 6,664 was recognized in Other income and expenses, net, according to the updates mentioned above.

27	Provisions

Accounting policy

Provisions for legal claims and judicial deposits

Provisions for legal claims are recognized when there is a combination of the following conditions: (i) the Company has a present legal or constructive obligation as a result of past events; (ii) it is probable (more likely than not) that an outflow of resources will be required to settle the obligation;

58 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

And, (iii) the amount can be reliably estimated. The provisions are periodically estimated, and the likelihood of losses is supported by the Company's legal counsel.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial expenses.

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

Critical accounting estimates – Provisions for legal claims

The Company is part of ongoing tax, labor, civil and environmental lawsuits which are pending at different court levels. The provisions for potentially unfavorable outcomes of litigation in progress are established and updated based on management evaluation and require a high level of judgment regarding the matters involved, supported by the positions of external legal advisors. Income tax claims are discussed at the current and deferred income tax section (note 11).

(a)	Changes in the year

					2021	2020
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	6,234	15,208	785	8,669	30,896	26,070
Additions	9,943	12,328	1,676	9,358	33,305	24,052
Reversals	(8,572)	(7,012)	(754)	(3,794)	(20,132)	(13,140)
Interest accrual	(418)	1,131	40	(7)	746	1,389
Payments	(2,162)	(1,739)	(935)	(491)	(5,327)	(1,721)
Foreign exchange effects	(448)	(1,087)	(30)	(820)	(2,385)	(5,147)
Other	(43)	(150)	(82)	-	(275)	(607)
Balance at the end of the year	4,534	18,679	700	12,915	36,828	30,896

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2021			2020
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,528)	6,062	4,534	(1,594)	7,828	6,234
Labor	(2,752)	21,431	18,679	(2,797)	18,005	15,208
Civil	(751)	1,451	700	(722)	1,507	785
Environmental	-	12,915	12,915	-	8,669	8,669
Balance at the end of the year	(5,031)	41,859	36,828	(5,113)	36,009	30,896

The outstanding judicial deposits of the Company as of December 31, 2021 are USD 5,446 (December 31, 2020: USD 5,566).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statements. The Company does not recognize a liability because it is not probable that an

59 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2021	2020
Tax (i)	156,779	182,380
Labor (ii)	36,215	33,205
Civil (iii)	14,617	17,502
Environmental (iv)	97,027	85,390
	304,639	318,477

As of December 31, 2021, contingent liabilities decreased in comparison to those of December 31, 2020 mainly related to an agreement with the corresponding tax authority, by which NEXA desisted from a litigation related to social security contributions levied upon profit sharing (PLR), receiving a 50% discount over principal, interest and penalties.

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 91,781.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 10,176.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 3,491.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 11,498.
•	The tax rate applied to interstate sales for manufactured goods with imported content. The estimated financial effect of this contingent liability is USD 3,131.
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 6,075.
(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational

60 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

illnesses, work accidents and payment of social benefits. The individual amount of the claims are not material.

(iii)	Comments on contingent civil liabilities

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property, contractual and general damages/losses. The estimated financial effect of this contingent liability is USD 15,456.

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 67,385. In Peru, the main environmental liabilities come from alleged non-compliance of NEXA’s Atacocha mine closure plan regarding inoperative tailing dams. This process was filed by the Peruvian environmental enforcement agency (OEFA) and its estimated financial effect is of USD 6,934.

28	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the Streamer) and by which referential silver contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

Determining the accounting treatment of silver streaming transactions requires the exercise of high degree of judgment.

The Company assesses whether those advances obtained under this agreement should be recognized as contractual obligations (a sale of a non-financial item) or as a financial liability. For that purpose, the Company takes into consideration factors such as which party is exposed to the operational risk, the risk of access to the resources, the price risk, and assesses whether the transaction involves a sale of an own use asset for the counterparty. In those cases, in which the Company concludes that, in essence, the Streamer shares substantially the operational risks, the resource access and price risks, it delivers a non-financial item that qualifies as an “own use” item; any advance payment obtained is recognized as a contractual obligation in the framework of IFRS 15: Revenue from contracts with customers. Otherwise, the Company would recognize a financial liability in the framework of the provisions of IFRS 9: Financial instruments.

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

61 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by the management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The transaction price is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable considerations related to the production capacity of the mine linked to its life of mine and to the LME. IFRS 15 requires that for contracts containing variable considerations, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine or the expected metal prices. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement or the expected metal prices. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

Critical accounting estimates and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimative prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows (iv) estimative of life of mine, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement, which consisted of an upfront payment of USD 250,000 for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit. The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

The changes in the contractual obligation are shown below:

	2021	2020
Balance at the beginning of the year	166,025	180,522
Revenues recognition upon ore delivery	(45,309)	(28,492)
Remeasurement of revenues based on new reserves (i)	19,580	7,813
Accretion for the year	6,936	6,182
Balance at the end of year	147,232	166,025
Current	33,156	27,132
Non-current	114,076	138,893

62 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

i) In September 2021, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD19,312 (December 31, 2020: USD 7,813) and an increase in accretion for an amount of USD1,658, given the higher long-term prices and the updated mining plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the life of mine given an update in mining plans are variable considerations and then, the recognized income under the streaming agreement should be adjusted to reflect the updated variables.

29	Confirming Payables

Accounting policy

The Company has contracts with some suppliers in which the commercial payment term is 180 days. In these contracts, the suppliers have the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position. The bank pays the supplier with an interest discount and the Company assumes part of the interest payment to the supplier.

Applying the concepts of IFRS 9, this transaction maintains its essence as a trade account payable since the Group has not derecognized the original liabilities to which the agreement applies because neither a legal release was obtained, nor the original liability was substantially modified in the execution of the agreement. The Company understands that the 180-day period can be considered common for the sector, as it is a specific product and the 90% of the outstanding balance of the concentrate belongs to these suppliers. The Company, however, understands that the separate presentation of these accounts within Confirming payables is relevant to the understanding of the entity's financial position.

Payments of the principal amounts and interest reimbursements are presented within the operating activities group in the Company's cash flow statement, in accordance with IAS 7.

The total amount of interests paid in the reverse factoring program in 2021 was of USD 1,290 (December 31, 2020: USD 1,234).

As of December 31, 2021, accounts payable of USD 232,860 were included in these contracts (December 31, 2020: USD 145,295; December 31, 2019: USD 82,770).

30	Shareholders’ equity

Accounting policy

Common shares are classified in shareholders’ equity. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account. Each time the repayment of a share premium is decided, such repayment shall be done pro-rata to the existing shareholders.

63 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

The distribution of dividends to the Company’s shareholders is recognized as a liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders.

Shares repurchased under buyback programs that are not cancelled, are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2021, the outstanding capital of USD 132,439 (2020: USD 132,439) is comprised of 132,439 thousand subscribed and issued common shares (2020: 132,439 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On September 20, 2018, the Company’s Board of Directors approved a share buyback program to repurchase up to USD 30,000 of its outstanding common shares, over the 12-month period beginning on November 6, 2018 and ending on November 6, 2019. The repurchased shares were not cancelled but held in treasury at that time. As of December 31, 2019, the Company had repurchased USD 9,435, corresponding to 881,902 shares.

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the Company’s shareholders approved the cancellation of the 881,902 shares held in treasury, previously repurchased as explained above. For this reason, after the cancellation shares occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

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

64 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(e)	Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2019	(109,788)	384	-	(109,404)
Translation adjustment on foreign subsidiaries	(21,115)	-	-	(21,115)
Cash flow hedge accounting	-	879	-	879
At December 31, 2019	(130,903)	1,263	-	(129,640)
Translation adjustment on foreign subsidiaries	(138,840)	-	-	(138,840)
Cash flow hedge accounting	-	3	-	3
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(875)	(875)
At December 31, 2020	(269,743)	1,266	(875)	(269,352)
Translation adjustment on foreign subsidiaries	(64,575)	-	-	(64,575)
Cash flow hedge accounting	-	327	-	327
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(7,441)	(7,441)
Changes in fair value of investments in equity instruments	-	-	(2,632)	(2,632)
At December 31, 2021	(334,318)	1,593	(10,948)	(343,673)
Attributable to NEXA's shareholders				(299,995)
Attributable to non-controlling interests				(43,678)

(f)	Earnings per share

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

	2021	2020	2019
Net income (loss) for the year attributable to NEXA's shareholders	114,332	(559,247)	(145,135)
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,622
Earnings (losses) per share - USD	0.86	(4.22)	(1.09)

(g)	Dividend distribution

On February 11, 2021, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2022 annual shareholders’ meeting in accordance with Luxembourg laws, a cash dividend distribution to the Company’s shareholders of record on March 12, 2021 of USD 35,000.

Additionally, during the year ended on December 31, 2021, the Company’s subisidiary Pollarix declared USD 23,730 of dividends to non-controlling interests owned by Votorantim Geração de Energia S.A., a related party.

65 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

(h)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2021	2020	2021	2020
Current assets	680,609	590,948	23,070	14,537
Current liabilities	288,736	225,424	13,279	7,699
Current net assets	391,872	365,524	9,791	6,838

Non-current assets	1,345,420	1,472,015	53,516	48,831
Non-current liabilities	566,059	745,179	-	-
Non-current net assets	779,361	726,836	53,516	48,831

Net assets	1,171,233	1,092,360	63,307	55,669

Accumulated non-controlling interests	213,997	201,964	44,011	41,835

Summarized income statement	NEXA PERU		Pollarix S.A.
	2021	2020	2021	2020
Net revenues	828,571	541,099	20,996	8,591
Net income (loss) for the year	94,706	(207,866)	39,136	26,943
Other comprehensive loss	(940)	(5,575)	(2,977)	(28,548)
Total comprehensive income (loss) for the year	93,766	(213,441)	36,159	(1,605)

Comprehensive income (loss) attributable to non-controlling interests	12,991	(99,500)	24,947	(10,586)
Dividends paid to non-controlling interests	-	-	23,730	5,332

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2021	2020	2021	2020
Net cash provided by (used in) operating activities	179,842	31,370	(8,522)	(82)
Net cash used in investing activities	(93,632)	(48,883)	-	-
Net cash (used in) provided by financing activities	(92,905)	(113,415)	8,997	(868)
(Decrease) increase in cash and cash equivalents	(8,542)	(132,544)	475	(950)

31	Impairment of non-current assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment as of September 30, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

66 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Impairment of non-financial assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in life of mine, the cancelation or significant reduction in the scope of a project, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time are not recognized.

Impairment of mineral exploration and evaluation costs and project development costs

Exploration assets representing mineral rights acquired in business combinations, mineral rights, and other capitalized mineral exploration and evaluation costs in accordance with the accounting policy described in note 8, as well as project development costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of mineral exploration and evaluation costs, and project development costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include mineral exploration and evaluation costs and development projects costs, the Company performs the impairment test in two steps. In the first step, producing assets our group of producing assets are tested for impairment on an individual basis. In the second step, mineral exploration and evaluation costs and project development costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

67 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

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

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future production cash costs, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed life of mine and long-term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects), considering their evaluation, eventual change in their scope or feasibility, and the development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

68 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Cost levels incorporated in the cash flow forecasts are based on the current life of mine plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes into account all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The life of mine plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to have regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

With respect to the estimated future cash flows of capitalized mineral exploration assets and development projects, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows.

The discount is based on the stage of the project and the type of metal.

Critical accounting estimates and judgments - Impairment of non-current assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals. When applying its judgment in grouping CGUs, the Company concluded that its mining operations in Vazante and Morro Agudo should be grouped with its Três Marias smelter operation, as these two mines are vertically integrated operations with the smelter.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors such as an increase in production costs and delays in projects result in impairment indicators require significant judgment. Among others, the long-term zinc price and the discount rate may have a significant impact in the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of estimates and assumptions, judgment and projections for future cash flows. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s estimates and assumptions of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

69 of 70

Nexa Resources S.A.

Notes to the consolidated financial statements At and for the year ended December 31, 2021 All amounts in thousands of US dollars, unless otherwise stated

Impairment analysis

According to NEXA’s policy, the Company performs its annual impairment test for the CGUs that have goodwill allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla) and every quarter it performs an additional assessment of impairment indicators for all its CGUs. For the year ended on December 31, 2021, the Company performed its annual test and analyzed all impairment indicators and found no need to recognize an additional impairment loss or reversal.

For the year ended on December 31, 2020, the Company recognized an impairment loss of USD 557,497.

32	Long-term commitments
(a)	Capital commitments – Aripuanã project

At December 31, 2021, the Company had contracted USD 75,250 (December 31, 2020: 156,893) of capital expenditures for the purchase of property, plant and equipment that had not been incurred yet, mainly related to the Aripuanã project.

(b)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by September 2024, would require additional disbursements of USD 102,900 as a penalty for the non-execution of the agreed levels.

33	Events after the reporting period
(a)	Offtake agreement

On January 21, 2022, the Company signed an Offtake Agreement, in which it undertakes to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, at market price but subject to a price cap.

(b)	Cash distribution

On February 15, 2022, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2023 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 50,000 to be paid on March 25, 2022.

***

70 of 70

Management’s report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of preparation of our consolidated financial statements, in accordance with IFRS as issued by the IASB.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December, 31, 2021, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2021.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2021, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

Nexa Resources S.A.

/s/ Juan Ignacio Rosado Gomez de La Torre	/s/ Rodrigo Nazareth Menck
Juan Ignacio Rosado Gomez de La Torre	Rodrigo Nazareth Menck
President and Chief Executive Officer	Senior VP Finance and Group CFO

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment Assessment – non-current assets

As described in Note 31 to the consolidated financial statements, management conducts an annual impairment test as of September 30 of each year for non-current assets of the Cash Generating Units where goodwill is allocated, regardless of whether there has been an impairment indicator, or more frequently if events or circumstances indicate that the carrying amount of non-current assets of Cash Generating Units may be impaired. Potential impairment is identified by comparing the recoverable amount to its carrying amount, including goodwill where applicable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management estimated the fair value less cost of disposal using discounted cash flow techniques. Management’s cash flow projections for each Cash Generating Units tested for impairment included significant judgments and assumptions relating to long-term metal prices and discount rate. No impairment adjustments were required as a result of the annual impairment test in 2021.

The principal consideration for our determination that performing procedures relating to impairment assessment of Cash Generating Units is a critical audit matter is there was significant judgment by management when developing the recoverable value of the Cash Generating Units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including long-term metal prices and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s Cash Generating Units. These procedures also included, among others, testing management’s process for developing the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the significant assumptions used by management, related to the long-term metal prices and discount rate. Evaluating management’s assumptions related to long-term metal prices and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Cash Generating Units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil

February 15, 2022

We have served as the Company’s auditor since 2001.