Form 20-F
period 2022-12-31
Nexa Resources S.A.
filed 2023-03-20
CIK 1713930

As filed with the Securities and Exchange Commission on March 20, 2023.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2022
Commission file number: 001-38256

NEXA RESOURCES S.A

(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

José Carlos del Valle

Senior Vice President of Finance and Group Chief Financial Officer
Phone: +352 28 26 37 27

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Grand Duchy of Luxembourg
(Address of principal registered office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common shares, each with par value of US$1.00	NEXA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2022 was:

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Yes ☐ No ☑

iii

Form 20-F Cross Reference Guide

Form 20-F cross reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Reserved	Not applicable	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	6
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	3, 23, 83
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Mineral Reserves and Resources, Regulatory matters	23, 28, 62, 66, 71, 92
	4C Organizational structure	Business overview, List of Subsidiaries	23, Exhibit 8
	4D Property, plants and equipment	Mining operations, Smelting operations, Other operations, Capital expenditures, Regulatory matters	28, 62, 66, 83, 92
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	110
	5B Liquidity and capital resources	Liquidity and capital resources	125
	5C Research and development, patents and licenses, etc.	Business overview	23
	5D Trend information	Results of operations	110
	5E Critical Accounting Estimates	Critical Accounting Estimates	130
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and management committee	148, 158
	6B Compensation	Executive and director compensation	162
	6C Board practices	Corporate governance, Board of directors	143, 148
	6D Employees	Employees	167
	6E Share ownership	Board of directors—Share ownership	157
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	136
	7B Related party transactions	Related party transactions	137
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial statements, Distributions, Legal proceedings	191, 139, 168
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A. Offer and listing details	Trading markets	141
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	141
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–

iv

Form 20-F Cross Reference Guide

	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	169
	10C Material contracts	Business overview, Results of operations, Related party transactions	23, 110, 137
	10D Exchange controls	Exchange controls and other limitations affecting security holders	181
	10E Taxation	Taxation	173
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	185
	10I Subsidiary information	Not applicable	–
	10J Annual Report to Security Holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	133
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	182, 183
16A	Audit committee financial expert	Board of directors—Committees of our board of directors—Audit committee	153
16B	Code of ethics	Corporate governance—Code of conduct	143
16C	Principal accountant fees and services	Principal accountant fees and services	184
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	142
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	143
16H	Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial statements	191
19	Exhibits	Exhibits	190

v

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for several reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates and inflation;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;
•	changes in global market conditions;
•	the impact of expanded regional or global conflict, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, such as the coronavirus (“COVID-19”) pandemic, and the potential impact thereof on commodity prices, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;

Forward-Looking Statements

•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation and changes in taxation;
•	labor disputes or disagreements with local communities in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations; and
•	other factors discussed under “Risk Factors.”

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

About the Company

About the Company

We are a large-scale, low-cost, integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate six long-life underground polymetallic mines – three located in the Central Andes of Peru, two located in the state of Minas Gerais in Brazil, and one in the state of Mato Grosso in Brazil, the Aripuanã mine, which started to sell concentrates within market specifications in the fourth quarter of 2022.

Nexa Resources S.A. is a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on February 26, 2014. Our registered office is located at 37A, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg, and we are registered with the Luxembourg Trade and Companies Register under number B185489. Our telephone number at this address is +352 28 26 3727. Our main office outside of Luxembourg is located at Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil. Our website is www.nexaresources.com. None of the information available on our website is incorporated in this annual report and it should not be relied upon in deciding to invest in our common shares.

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

Financial information

Our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022 are included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years ended December 31, 2022, and the related notes thereto included elsewhere in this report.

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

Non-IFRS measures

Our management uses non-IFRS measures such as Adjusted EBITDA and cash cost, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding depreciation and amortization and miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity.

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

In December 2022, our management revised the Company’s Adjusted EBITDA definition to exclude certain items, aiming to provide a better understanding of its operational and financial performance. For more information, see “Operating and Financial Review and Prospects—Results of Operations—Non-IFRS measures and reconciliation” in this report.

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

Country, market and industry information

This report contains and refers to information and statistics regarding the countries in which we operate and the markets for the metals we produce. This data is obtained from independent public sources, including publications and materials from participants in the industry, such as Wood Mackenzie and from governmental entities such as the Brazilian Central Bank, Bloomberg Finance L.P., London Metal Exchange (“LME”), London Bullion Market Association (“LBMA”), Brazilian Ministry of Economy (Ministério da Economia), Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia, or “MME”), National Mining Agency (Agência Nacional de Mineração, or “ANM”), Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), the Getulio Vargas Foundation (Fundação Getúlio Vargas, or “FGV”), the Peruvian Stock Market Superintendency (Superintendencia del Mercado de Valores), the Peruvian Central Bank, the Peruvian Ministry of Economy and Finance (Ministerio de Economía y Finanzas) and the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). Some data is also based on our estimates, which are derived from our review of internal reports, as well as independent sources.

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

Our business and financial performance is significantly affected by market prices of the metals we produce, particularly the market prices of zinc, copper, silver, lead and, to a lesser extent, gold. Historically, prices of such metals have been subject to wide fluctuations and are affected by numerous factors, including international economic and political conditions, the cyclicality of consumption, actual or perceived changes in levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. We cannot predict whether, and to what extent, metal prices will rise or fall in the future.

In 2022, while global demand continued to recover, international market prices for the metals we produce remained volatile due to variable global macroeconomic conditions caused by the conflict between Russia and Ukraine, high inflation, and residual economic impacts resulting from China’s COVID-19 policies and related lockdowns. These ongoing factors could contribute to ongoing volatility in metal prices and demand for our products.

The invasion of Ukraine by Russia in February 2022, the resulting conflict, and retaliatory measures by the global community have created ongoing global security concerns, including the possibility of expanded regional or global conflict, which have had, and may continue to have, adverse impacts around the globe. Continued ramifications include disruption of the supply chain, which has led, and may continue to lead, to impacts on production, investment, and demand and prices for our products, higher and more volatile prices for commodities and for oil and gas disruption of global financial markets, and further exacerbation of overall macroeconomic trends, including high inflation and rising interest rates. The conflict between Russia and Ukraine has also added volatility to the metals and mining industry, including production cuts in some of the main smelters in Europe, mainly as a consequence of higher power prices, as Russia is an important source of Europe’s energy supplies. For more information see “Operating and Financial Review and Prospects—Overview”. As of the date of this report, this conflict has had no material impact on our business and operations, however the conflict is still ongoing, and we cannot predict the future impact it may have. We continue to monitor developments related to this conflict as of the day of this report.

Future declines in metal prices, especially with respect to zinc, copper, silver and lead prices, could have an adverse impact on our results of operations and financial position, and we might consider curtailing or modifying certain operations or not proceeding with our sustaining and/or growth strategy. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. Conversely, during periods of high prices, our ability to rapidly increase production capacity may be limited, which could prevent us from selling more products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising prices for zinc, copper, lead or other products.

Changes in the demand for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities), which in turn depend on the level of industrial and consumer demand for these metals. An increase in the production of zinc, copper, silver and lead worldwide, along with reduction in demand for these metals, due to changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, economic slow-downs or other factors, may have the potential to impact these metal prices. The impact of price decreases may also compromise the profitability of smelters, as we might consider reducing the volume of metals we sell and therefore materially adversely impact our operational results and financial position. Even if our volumes are not affected by reduced prices, this decrease can impact our revenues.

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

China has been the primary source of global demand for commodities over the last few years. According to Wood Mackenzie, in 2022, Chinese demand represented 49% of global demand for zinc and 54% of global demand for copper. Any slowdown in China’s economic growth that is not offset by increased demand or reduced supply from other regions could have an adverse effect on demand for our products or commodity prices and result in lower revenues, cash flow and profitability.

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

In addition, the changes in regulation that occurred as a result of dam failures, like those that have occurred in Brazil, could increase the time and costs to build, operate, inspect, maintain and decommission tailings dams, obtain new licenses or renew existing licenses to build or expand tailings dams, or require the use of new technologies. Brazilian laws include a requirement for obtaining an environmental license for new dams or for the raising of existing dams. As part of the process, companies must present a proposal for an environmental bond with the purpose of guaranteeing the socio-environmental recovery in the event of an accident or the deactivation of the dam. Certain regulations, such as those enacted in Brazil in 2020, may also impose more restrictive requirements that may exceed our current standards, including mandated compliance with emergency plans and increased insurance requirements and premiums, or require us to pay additional fees or royalties to operate tailings dams. We may also be required to facilitate the relocation of communities and facilities impacted by tailings dam failures. Moreover, insurance coverage for damages resulting from tailings dams’ failure may not be available. For more information see “Information on the Company—Mining operations—Tailings disposal.”

A disruption in zinc concentrate supply could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate used by our smelters is obtained from third parties, and we may be adversely affected if we are not able to source adequate supplies of zinc for such operations. In 2022, 53.6% of the zinc concentrate used by our smelters was obtained from third parties, with the remainder supplied by our own mining operations. The availability and price of zinc concentrate used by our smelters may be negatively affected by several factors largely beyond our control, including interruptions in production in our mines or by our suppliers, decisions by suppliers to allocate supplies of concentrate to other purchasers, price fluctuations and increasing transport cost.

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

Zinc sourced from suppliers of secondary feed materials represented approximately 19.8% of the zinc content used by our Juiz de Fora smelter in 2022. The use of zinc secondary feed material is a competitive advantage in relation to the use of zinc concentrate, mainly due to lower acquisition costs and, to a lesser extent, operational gains. In addition, we have recently incorporated zinc calcine processed by third parties into our operations to increase the production in our smelters. Our smelters then use this zinc calcine processed by third parties to produce additional refined zinc products that they would not produce were they to rely solely on other inputs. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices of these inputs, our business, results of operations and financial position may be adversely affected. In 2021, one of our calcine suppliers in Peru shut down its facility, impacting our smelter production. In 2022, we partially offset this reduction in calcine availability through the development and consumption of new sources of raw material, such as third party waelz oxide, however, we cannot assure shareholders that we will be able to have secure access to the raw materials required for our operations in the future. For more information, see “Information on the Company—Smelting Operations—Smelter sales.”

Interruptions of energy supply or increases in energy costs may materially adversely affect our operations.

Energy is an important component of our production costs. In Peru, we obtain almost all electric power for our operations from third parties through electricity supply contracts. Although we are party to a long-term power purchase agreement with Electroperú S.A., we cannot assure you that we will have secure access to energy sources in Peru at the same prices and conditions in the event of any interruption or failure of our sources of electricity, failures or congestion in any part of the Sistema Eléctrico Interconectado Nacional (“SEIN”), any failure to renew or extend our other existing electricity supply contracts, or due to any regulatory changes that may impact energy rates. In addition, there is currently a bill being considered by the Peruvian Congress that proposes reducing the cost of energy for regulated customers by increasing the rates of free users, which mainly includes the mining sector. If passed, this legislation could impact the energy costs of our operations in Peru.

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into several legal entities—which are directly or indirectly jointly owned by us, our controlling shareholder and its affiliates—pursuant to long-term power purchase agreements. Self-production plants represent 96.7% of energy supply, in terms of energy acquired via energy purchase and sale contracts. Furthermore, our energy costs under these agreements could increase in the event of differences in the hydrology forecast due to these hydroelectric plants share the hydrological risk, in addition to payment of higher energy taxes. For more information, see “Information on the Company—Other operations—Power and energy supply.”

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

Risk Factors

Shortages of water supply due to permitting, licensing, and other governmental regulations, explosives, critical spare parts, maintenance service and new equipment and machinery may materially adversely affect our operations and development projects.

Our mining and smelting operations require the use of significant quantities of water for extraction activities, processing and related auxiliary facilities. Water usage, including extraction, containment, and recycling requires appropriate permits, which are granted by regulatory authorities in Brazil and Peru. The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure shareholders that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure shareholders that we will maintain our existing licenses related to water rights, particularly if political changes lead to additional regulatory requirements or review of existing licenses. A reduction in our water supply could materially adversely affect our business, results of operations and financial position. In addition, if we are unable to obtain the necessary licenses with respect to water use, we may be prevented from pursuing some of our planned expansion projects.

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

Mining is a labor-intensive industry. We depend on more than 14,000 workers, including employees and contractors, to carry out our operations. A portion of our employees are unionized. We cannot assure that we will not experience work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of the annual renegotiation of our collective bargaining agreements.

We may also be affected by labor-related disputes that broadly develop in the countries in which we operate. Strikes and other labor disruptions at any of our operations could have a material adverse effect on our business, financial position and results of operations.

We may be liable for certain payments to individuals employed by third-party contractors.

Under Peruvian law, we may become responsible under certain circumstances to pay mandatory labor benefits or other obligations to personnel employed by our third-party contracts or sub-contractors. Although we believe that we are in substantial compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory labor benefits or for-profit sharing benefits. In the beginning of 2022, a new law was published in Peru prohibiting companies from outsourcing core operational activities. Like most Peruvian companies, more than 70% of our Peruvian workforce is employed by third party contractors. In April 2022, we initiated legal actions challenging the law’s validity and claiming that it does not apply to Nexa. At the administrative level, we have obtained an injunction and to date, the law is not applicable to Nexa in the labor inspections carried out by the authorities. We intend to continue with both judiciary and administrative legal actions against this new law. However, due to the inherent uncertainties of the final outcome of such actions, Nexa can give no assurance that it will prevail in such matters, which could have an adverse effect on our business if Nexa becomes responsible under Peruvian law for paying mandatory labor benefits or for-profit sharing benefits. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Regulation of other activities.”

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

Our revenues are primarily denominated in U.S. dollars, and certain portions of our operating costs, principally labor costs, are denominated in reais and soles. Accordingly, when inflation in Brazil and Peru increases without a corresponding devaluation of the real or sol, our financial position, results of operations and cash flows could be materially adversely affected. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Macroeconomic conditions of the countries and regions where we operate” for a discussion of inflation in 2022.

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

Some of our indebtedness bears interest based on variable interest rates, including the London Interbank Offered Rate, or LIBOR. As of December 31, 2022, 27% of our debt was variable rate debt. Such variable rates have fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly in LIBOR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. In July 2017, the Financial Conduct Authority (“FCA”) announced its intention to phase out LIBOR by the end of 2021. However, on March 5, 2021, the FCA announced that most tenors of U.S. Dollar LIBOR would continue to be published through June 30, 2023, extending the previously announced deadline of December 2021. For more information, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”.

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

Risk Factors

Our business requires substantial capital expenditures and is subject to financing risks.

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain and potentially expand our existing brownfield operations, develop our greenfield projects pipeline in order to sustain and grow production, in addition to carrying out investments in sustaining, health, safety and environment. In 2022, we invested US$381.2 million in capital expenditures, US$112.5 million of which was in relation to the Aripuanã expansion and sustaining investments. We depend partially on our operating cash flows to support our capital expenditures. See “Information on the Company—Capital expenditures.”

No assurance can be given that we will be able to maintain our production levels or generate sufficient cash flow, or have access to sufficient investments, loans or other financing alternatives to finance our capital and other projects expenditure program at a level necessary to sustain and grow our current exploration and exploitation activities. Any equity or debt financing, if available, may not be on terms that are favorable to us. If our access to external financing is limited, we may not be able to execute our strategy, which could adversely affect our business, financial position and results of operations.

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

Any acquisitions or divestitures we make may not be successful or achieve the expected benefits.

We regularly consider and evaluate opportunities to acquire assets, companies and operations. There can be no assurance that we will be able to successfully integrate any acquired assets, companies or operations. In addition, any additional debt we incur to finance an acquisition may materially adversely affect our financial position and results of operations. If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. Similarly, any divestitures we make may not have the anticipated positive impacts and could lead to an impairment charge or other material adverse effects on our business, financial position, and results of operations.

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

Risk Factors

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

Several of the assumptions used to calculate these estimates, including the market prices of commodities and foreign exchange rates, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render some or all of our proven and probable mineral reserves and measured and indicated mineral resources uneconomic to exploit and may ultimately result in a reduction of mineral reserves and resources.

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

Substantial expenditures are required to establish proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain permits to carry on mining activities. Therefore, once the mineralization is discovered, it may take several years from the initial exploration phases and mineral resources determination before production is possible, if at all, during which time the project’s feasibility may change adversely.

Risk Factors

Health, safety and environmental risks

Health, safety and environmental laws and regulations, including regulations pertaining to climate change, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.

Our mining activities are subject to Brazilian and Peruvian laws and regulations, including health, safety and environmental matters. In March 2022, the Securities and Exchange Commission (“SEC”) proposed a new set of rules regarding disclosure and reporting requirements related to climate change. We will continue to monitor developments related to the new rules, which are expected to become effective in 2023, and which we will also be subject to once adopted, as applicable. Additional matters subject to legislation include, but are not limited to, transportation, mineral storage, water use and discharge, use of explosives, hazardous and other non-hazardous waste, and reclamation and remediation measures. Our operations are subject to periodic inspections and special inspections in certain circumstances by governmental authorities and consultation with local communities. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

Regulatory and industry response to climate change or other controls on greenhouse gas emissions, including limits on emissions from the combustion of carbon-based fuels, controls on effluents and restrictions on the use of certain materials, could significantly increase our operating costs and affect our customers and suppliers. Ongoing international efforts to address greenhouse gas emissions consist of controlling activities that may increase the atmospheric concentration of greenhouse gases. International agreements, like the Paris Agreement, Kyoto Protocol and COP26, are in different stages of negotiation and implementation. The measures included in such agreements may result in an increase of costs related to the installation of new controls aimed at reducing greenhouse gas emissions, the purchase of credits or licenses for atmospheric emissions and the monitoring and registration of greenhouse gas emissions generated by our operations. These measures could adversely affect our business, financial position and results of operations. In addition, the Brazilian government has initiatives to grant environmental licenses in connection with the license holder’s commitment to reducing greenhouse gases, especially in the state of Minas Gerais.

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

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow, particularly as the SEC considers new rulemaking related to ESG disclosure. If our ESG practices fail to meet regulatory requirements, our medium- and long-term ESG commitments, or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Directors and employee diversity, human capital management, employee health and safety practices, product quality, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

Customers, consumers, investors and other stakeholders are increasingly focusing on environmental issues, including climate change, dams, energy and water use, and other sustainability concerns. Concern over climate change, in particular, may result in new or increased legal and regulatory requirements to reduce or mitigate impacts to the environment.

Risk Factors

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

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño weather phenomenon, Peru typically experiences extreme weather conditions that led to flooding and mudslides, and which could adversely affect our operations. In the past, extreme flooding and mudslides in Peru have interrupted the supply of metal concentrates from our mines and the supply of zinc products to our plants. The physical impact of climate change on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea and river levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency and intensity as a result of climate change, which may adversely affect our operations. For example, in January 2022, the underground operation at the Vazante mine was partially flooded due to heavy rainfall levels in the state of Minas Gerais, which had a negative impact on zinc production until March 2022. Operations resumed at full capacity in the beginning of April 2022. In addition, in March 2023 production at the Cerro Lindo mine was suspended due to heavy rainfall levels in the region. For additional information, see “Information on the Company—Mining Operations—Vazante” and “Information on the Company—Mining Operations—Cerro Lindo.” Although we have insurance covering damages caused by natural disasters, extensive damage to our facilities and staff casualties due to natural disasters may not be covered by our insurer and/or could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

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

Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the COVID-19 pandemic, have impacted and could continue to impact our business, financial condition and results of operations.

The global economy has faced a number of challenges since the outbreak of the COVID-19 pandemic, including disruption to financial markets, rising inflation, and increased volatility due to market expectations for a global recession. In 2022, international prices increased for zinc and decreased for copper, lead, and silver as compared to their respective 2021 averages. For further information on price performance, see “Operating and Financial Review and Prospects—Overview—Metals Prices”. See also “—Our business is highly dependent on the international market prices of the metals we produce, which are both cyclical and volatile” and “—Changes in the demand for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.” Effective vaccination rates and treatments have been developed for COVID-19, however the emergence of new variants, the outbreak of another contagious disease, or future pandemics and public crises could present risks to our operations (including the ability of employees to be physically present at work), employee health and safety, and general macroeconomic activity, as well as have a severe impact to our business, customers, or supply chain. This impact could continue for an extended period of time or impact our financial condition and results of operations and continued weak or worsening economic conditions could negatively impact demand for our products. For additional information, see “Operating and Financial Review and Prospects—Overview—Executive Summary” and Note 1 to our consolidated financial statements.

Risk Factors

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

Changes to the Brazilian and Peruvian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties and tax-related expenses, among others. In addition, any changes in the interpretation of Brazilian or Peruvian mining laws and regulations, including changes to our concession agreement and changes in commercial rules and protections, may increase our compliance, operational or other costs. In December 2022, a new tax on mining operations was approved in the state of Mato Grosso, where the Aripuanã project is located. The tax is valid for one year and may be further extended. For additional information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Mining rights and regulation of mining activities.”

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

Risk Factors

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

There are several local communities that surround our operations in Brazil and Peru, most of which we have entered into agreements with that provide for the use of their land for our operations. We also interact with regional and local governments and depend on our close relations with local communities and such governments to carry out our operations. From time to time, we may experience disputes with local communities and if our relations with the local communities and such governments were to deteriorate, or the local communities do not comply with the existing agreements or renew them upon expiration, it could have a material adverse effect on our business, reputation, properties, operating results, financial position or prospects. In addition, a disruption in the relations between the local communities, governments and other parties may affect us indirectly. For additional information, see “Mining Operations—Atacocha—Production.”

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

The Brazilian, Peruvian and Luxembourg governments from time to time implement changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to our overall tax burden, which would negatively affect our profitability. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings. In the event an interpretation different than the one on which we based our transactions prevails, we may be adversely affected. In addition, as a result of the VAT tax benefit adopted by Minas Gerais State in 2019 on the commercialization of several products, including metallic zinc, there has been increased scrutiny by the tax authorities of companies incorporated in this State. For more information about the VAT tax benefit, see “Information on the Company—Regulatory Matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.” The Brazilian, Peruvian or Luxembourg governments may implement additional changes to tax regulations in the future, which could adversely affect our business, financial position, and results of operations.

Our business, financial position and results of operations may be adversely affected by inflation.

Certain countries in which we operate are experiencing or have experienced high levels of inflation in the past and may continue to experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures, which increased globally during 2022 and which we expect to continue at higher levels in 2023, may curtail our ability to access international financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may materially adversely affect the overall performance of the national economy of the countries in which we operate, which in turn may materially adversely affect Nexa. Furthermore, as we follow international market prices, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure. In addition, although the functional currency for our Peruvian operations is the U.S. dollar, high rates of inflation could increase our operating costs and adversely impact our operating margins if we are not able to pass the increased costs on to consumers.

Risk Factors

Since the second half of 2021 and the duration of 2022, rising inflation worldwide has impacted our costs, and we expect these inflationary pressures to persist during 2023. In addition to volatile global macroeconomic conditions, the effects of the 2022 presidential elections in Brazil, and certain related economic, political, and policy uncertainties, have contributed, and may continue to contribute, to rising inflation rates in Brazil. The impact of this negative macroeconomic environment worldwide, including Brazil and Peru, could have a potential impact on our business, financial position, and results of operations.

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

Political and social opposition to mining activities generally in the regions we operate could adversely impact our business and reputation.

Disputes with communities where we operate may arise from time to time. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous people or other groups of stakeholders. Some of our mining and other operations are in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with organized social movements, local communities and the government. Recent political changes, particularly in Peru, may lead to a potential increase in these claims. We may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on our operations or to obtain access to their lands. Disagreements or disputes with local groups, including indigenous groups, organized social movements and local communities could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future, which may harm our operations and could adversely affect our business. In recent years, Peru has experienced protests against mining projects in several regions. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. For example, production at the Atacocha mine was temporarily suspended in 2022 due to blockades by local communities. For additional information, see “Mining Operations—Atacocha—Production.” Social demands and conflicts could have a material adverse effect on our business and results of operations and the economy in general of the countries in which we operate.

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

Risk Factors

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

As of March 20, 2023, VSA owns 64.68% of our issued and outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors, the allocation of profits, the appointment of external auditors and the approval of mergers, acquisitions or other extraordinary transactions. VSA may also have interests that differ from our other investors and may vote in a way with which our other shareholders disagree, and which may be adverse to the interests of our other investors.

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

Risk Factors

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

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to fund any such dividends or distributions. Although as of December 31, 2022, there are no material contractual restrictions on our subsidiaries’ ability to make distributions to us, their ability to do so is subject to their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

We are organized under the laws of Luxembourg. Furthermore, certain of our directors and officers reside outside the United States and Canada and most of their assets are located outside the United States and Canada. Most of our assets are located outside the United States or Canada. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States, Canada, or other jurisdictions outside Luxembourg or to enforce against us or our directors and officers, judgments obtained in the United States, Canada or other jurisdictions outside Luxembourg. Because judgments of United States or Canadian courts for civil liabilities based upon the U.S. federal securities laws or Canadian securities laws may only be enforced in Luxembourg if certain requirements are met, investors may face greater difficulties in protecting their interest in actions against us or our directors and officers than would investors in a corporation incorporated in a state or other jurisdiction of the United States or Canada.

Business Overview
I.	Information on the Company

Business overview

Overview

We are a leading large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America.

We operate and own six long life polymetallic mines, three located in the Central Andes of Peru, two located in the state of Minas Gerais in Brazil and one located in the state of Mato Grosso in Brazil.

Our operations are large-scale, modern, mechanized underground and open pit mines. Our mines are proximately located to one another, which creates efficiencies. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 40 largest zinc-producing mines in the world and, combined with our other mining operations, placed us among the top six producers of mined zinc globally in 2022, according to Wood Mackenzie. In addition to zinc, which accounted for 59.8% of our mined metal production in 2022 measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall costs to produce mined zinc.

We also own a zinc smelter in Peru (Cajamarquilla) and two zinc smelters in Brazil (Três Marias and Juiz de Fora), which produce metallic zinc, zinc oxide and several by-products. We were the fifth largest producer of refined zinc globally in 2022, according to Wood Mackenzie. Our smelters are the only units in Latin America (excluding Mexico), resulting in benefits from higher premiums. Cajamarquilla is the only operating zinc smelter in Peru and was the fifth largest globally in 2022 by production volume, according to Wood Mackenzie. Peru is the third largest producer of mined zinc in the world, assuring long-term supply of zinc concentrates to Cajamarquilla. Given our proximity to concentrate producers (our own mines and third-party producers), we also benefit from freight parity.

In 2022, we achieved our guidance with strong financial and operational discipline, despite a challenging global macroeconomic environment and Aripuanã, whose production was behind our initial plan. The Russia-Ukraine war, in addition to restrictive COVID-19 measures in China to combat the pandemic and certain fiscal policies in the U.S., significantly increased commodity price volatility, contributing to a slowdown in global growth, and intensifying inflationary pressures throughout the year. Production of our existing mines and metal sales were at the high end, or above guidance range, while mining and smelting cash costs were in line and below guidance, respectively.

We safely operated our mining and smelting businesses throughout 2022. Production in both segments slightly decreased from 2021. The decrease in the mining segment was mainly explained by lower ore throughput at the Cerro Lindo and Vazante mines. In turn, the smelting segment remained relatively flat due to the limited concentrate supply from the Vazante mine in 1Q22, affecting our operations in Brazil.

In January 2022, the Vazante underground mine was partially flooded due to heavy rainfall levels in the state of Minas Gerais, and daily production was reduced from mid-January until the end of March. Nonetheless, following the successful underground mine dewatering process, operations were resumed at full capacity in the first week of April 2022.

In Peru, although production at Atacocha in 2022 was temporarily suspended for some days due to blockades by local communities, we were able to operate at high levels of capacity utilization rates throughout the year and production of zinc increased by 12.1% compared to 2021.

In 2022, our mining operations produced 296.4 thousand tonnes of zinc contained in concentrates, 33.2 thousand tonnes of copper contained in concentrates, 57.4 thousand tonnes of lead contained in concentrates, 9,974.5 thousand ounces of silver and 27.2 thousand ounces of gold, for a total of 495.7 thousand tonnes of metal on a zinc equivalent basis.

Business Overview

Metal production in 2022 decreased 0.1% compared to 2021. Our smelters produced 606.9 thousand tonnes of zinc metal and oxide available for sale in different formats and sizes during 2022, along with by-products, including sulfuric acid, silver concentrate, copper cement and copper sulfate.

Our smelters process mostly zinc concentrate, 43.6% of which was sourced from our mines during 2022, and 56.4% purchased from third parties or obtained as secondary raw material. Approximately 100% of the total volume of the contained zinc in concentrates produced by our mines was processed by our own smelters in 2022, with the remainder and all our copper and lead concentrates sold to third parties. We market our products in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil and Peru. We also own energy assets (hydroelectric power plants) in both Brazil and Peru, which provide access to a reliable and competitive power supply.

The Aripuanã ramp-up activities safely started in July 2022. During 3Q22, we produced our first tonne of copper, lead, and zinc in concentrate. We closed 2022 with plant throughput reaching 53% of nameplate capacity, and we were above 60% at the beginning of February 2023. We are currently focused on steadily increasing the plant throughput rate, increasing asset reliability, and improving concentrate grades and we expect to reach full capacity in the second half of 2023.

In response to the global COVID-19 pandemic, in 2020 we created a Crisis Committee, which includes all executive officers, certain key general managers and personnel to carry out preventive safety and health procedures in our operations and offices. The Crisis Committee is no longer active, however, our health department continues to monitor and regularly discuss the Company’s health and safety measures implemented, as well as the ongoing impact of the COVID-19 pandemic on our operations and projects. Our COVID-19 associated costs during 2022 amounted to US$6.0 million. For more information, see “Operating and Financial Review and Prospects—Overview—Executive Summary—COVID-19” below.

In October 2022, Nexa updated its long-term ESG targets, reaffirming our ongoing commitments and efforts to reduce our carbon footprint and mitigate global climate challenges. Throughout the year through a variety of diversity-focused programming, we continued to strengthen and promote an equal opportunities environment while creating safe and inclusive workplaces. In 2022, Nexa also became the first international-based sponsor partner of Artemis Project a social enterprise founded by a collective of female entrepreneurs focused on disruptive changes in global economic, environmental, and social development in mining.

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

In 2019, we acquired full ownership of the Aripuanã project through the acquisition of Karmin Exploration Inc. (“Karmin”), which indirectly held a 30.0% interest in the Aripuanã project through its ownership of Dardanelos. As a result of this acquisition, and following the transfer of the Dardanelos 30% interest in the Aripuanã project from Nexa Peru to Nexa Brazil, Nexa Brazil became the owner of 100% of the Aripuanã project in June 2020.

During the first half of 2021, Nexa acquired 30,550,512 common shares of Tinka Resources Limited, representing approximately 9% of the issued and outstanding common shares of the company at that time. On May 31, 2022, Nexa subscribed to an additional 40,792,541 common shares in a private transaction, and now holds approximately 18.2% of the issued and outstanding common shares of Tinka. Tinka Resources is progressing towards development of the Ayawilca project (100% owned), one of the largest zinc projects in Peru with excellent resource expansion potential. For further details on Nexa’s equity interest in Tinka Resources, see Note 14 (c) to our consolidated financial statements.

Business Overview

Following receipt of approval for a voluntary delisting of our common shares from the TSX in Canada, the last trading of our common shares on the TSX took place on November 30, 2021. Nexa received approval for the delisting following an internal assessment of the relative advantages and disadvantages associated with the listing of our common shares on the TSX. Nexa continues to be a reporting issuer in each of the provinces and territories of Canada following the delisting and continues to file in Canada and disseminate to Canadian resident holders of the common shares its continuous and periodic disclosure documents until such time as it ceases to be obligated to do so. Nexa intends to apply to cease to be a reporting issuer in Canada under Canadian securities laws upon being in a position to satisfy or obtain relief from applicable regulatory requirements.

Corporate structure and principal subsidiaries

Nexa CJM

Currently, Nexa Resources is the beneficial owner of 99.92% of the outstanding shares of Nexa CJM, and the remaining outstanding shares are owned by Nexa Recursos Minerais S.A. with 0.08% and by other minority shareholders holding 0.003% in aggregate.

Nexa Peru

Currently, Nexa Peru’s share capital consists of 1,257,754,353 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in the capital of Nexa nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2022, approximately 67.02% of the investment shares are free float and 32.98% are treasury shares.

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

Nexa Brazil

Nexa Brazil, which is 100% owned by Nexa Resources, holds directly 100% of Mineração Dardanelos Ltda., which owns 100% of the Aripuanã mine.

Business Overview

Producing mines and smelters

Our mines are:

•	Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly-owned by Nexa Peru. Operations began in 2007 and, in 2022, the Cerro Lindo mine produced approximately 84.4 thousand tonnes of zinc contained in concentrates, 32.8 thousand tonnes of copper contained in concentrates, 15.6 thousand tonnes of lead contained in concentrates, 4,129.7 thousand ounces of silver contained in concentrates and 4.1 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity to 21.0 thousand tonnes of ore per day.
•	Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil. Operations began in 1969 and, in 2022, the Vazante mine produced approximately 131.5 thousand tonnes of zinc contained in concentrates, 1.2 thousand tonnes of lead contained in concentrates and 473.6 thousand ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.6 thousand tonnes of ore per day.
•	El Porvenir. Our El Porvenir mine is an underground mine located in Peru wholly-owned by Nexa Resources El Porvenir S.A.C. Operations began in 1949 and, in 2022, the El Porvenir mine produced approximately 51.6 thousand tonnes of zinc contained in concentrates, 0.3 thousand tonnes of copper contained in concentrates, 23.2 thousand tonnes of lead contained in concentrates, 4,195.6 thousand ounces of silver contained in concentrates and 9.2 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.5 thousand tonnes of ore per day.
•	Atacocha. Our Atacocha mine is an underground and open pit mine located in Peru wholly-owned by Nexa Resources Atacocha S.A.A. (formerly Compañía Minera Atacocha). Operations began in 1938 and, in 2022, the Atacocha mine produced approximately 9.6 thousand tonnes of zinc contained in concentrates, 11.2 thousand tonnes of lead contained in concentrates, 1,155.0 thousand ounces of silver contained in concentrates and 13.6 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.5 thousand tonnes of ore per day. In 2020, in response to COVID-19 and the uncertain macroeconomic scenario and our efforts to reduce costs and improve operational efficiency, we decided to not resume the higher-cost Atacocha underground mine after the mandatory temporary suspension of our operations in Peru and placed it under care and maintenance, which it remains to date.
•	Aripuanã. Our Aripuanã mine is an underground mine located in Brazil wholly-owned by Nexa Brazil. In July 2022, we started ramp-up activities at the Aripuanã mine and started to sell concentrates within market specifications in the fourth quarter of 2022, with an increase in sales in 1Q23. In 2022, the Aripuanã mineral exploration strategy focused on increasing mineral resources at the Ambrex orebody and Babaçu exploration target. The 2022 Ambrex infill drilling campaign was completed during 3Q22, and the drill rigs were moved to the Babaçu for an exploratory campaign and infill program during 4Q22.
•	Morro Agudo. Our Morro Agudo mine is an underground mine located in Brazil wholly-owned by Nexa Brazil. Operations began in 1988 and, in 2022, the Morro Agudo mine produced approximately 18.7 thousand tonnes of zinc contained in concentrates and 6.2 thousand tonnes of lead contained in concentrates. The ore mill feed material is treated at a concentrate plant that has a processing capacity of 3.4 thousand tonnes per day.

Our smelters are:

•	Cajamarquilla. Our Cajamarquilla smelter, which is wholly-owned by Nexa CJM, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and was the fifth largest zinc smelter in the world in 2022, according to Wood Mackenzie. Cajamarquilla uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 344.4 thousand tonnes of contained zinc per year, Cajamarquilla produced 332.8 thousand tonnes of zinc metal available for sales in 2022 and 328.1 thousand tonnes in 2021. In 2022, 28.9% of the zinc contained in raw material used by Cajamarquilla was sourced from our mines in Peru and 71.1% was purchased from third parties or obtained from secondary feed materials.

Business Overview

•	Três Marias. Our Três Marias smelter, which is wholly-owned by Nexa Brazil, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate from our Morro Agudo mine and uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 192.2 thousand tonnes of refined metal per year, Três Marias produced 189.9 thousand tonnes of zinc metal and oxide in 2022 and 198.4 thousand tonnes in 2021. In 2022, 77.8% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 22.2% was purchased from third parties or obtained from secondary feed materials.
•	Juiz de Fora. Our Juiz de Fora smelter, which is wholly-owned by Nexa Brazil, is located in Brazil and began operating in 1980. This smelter uses Roast-Leach-Electrowinning and Waelz Furnace technologies. With a nominal production capacity of 96.9 thousand tonnes per year, Juiz de Fora produced 84.2 thousand tonnes of zinc metal in 2022 and 81.1 thousand tonnes in 2021. In 2022, 31.4% the zinc raw material used in Juiz de Fora was zinc concentrate sourced from our mining operations, 48.9% was purchased from third parties and 19.8% was obtained from secondary feed materials from electric arc furnace (“EAF”) and brass oxide.

In addition to our operating mines and smelters, we have interests in three greenfield projects in Peru (Magistral, Hilarión and Florida Canyon Zinc) and one in Namibia, as well as a number of prospects in Peru, Brazil and Namibia. For more information about the projects, please see “Information on the Company—Mining operations—Growth projects.” Nexa also owns 18.2% of the issued and outstanding shares of Tinka, as previously informed.

Mining Operations

Mining operations

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Mining Operations

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production in each metal and zinc equivalent production in each of our operating mines.

To calculate the zinc equivalent production for the years ended December 31, 2022, 2021, and 2020, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2022, namely, US$3,478.3 per tonne (US$1.58 per pound) for zinc, US$8,797.0 per tonne (US$3.99 per pound) for copper, US$2,150.2 per tonne (US$0.98 per pound) for lead, US$21.7 per ounce for silver and US$1,800.1 per ounce for gold.

Mining Operations

	For the Year Ended December 31,
	2022	2021	2020
Treated Ore (in tonnes)	12,343,018	12,330,469	10,853,740
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	296,403	319,950	313,074
Copper (in tonnes)	33,219	29,607	28,154
Lead (in tonnes)	57,448	45,565	38,009
Silver (in oz)	9,974,462	8,808,291	6,825,882
Gold (in oz)	27,216	25,501	16,179
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalent)	204,854	210,121	193,374
El Porvenir (in tonnes of zinc equivalent)	97,546	89,738	59,918
Atacocha (in tonnes of zinc equivalent)	30,729	26,485	26,552
Vazante (in tonnes of zinc equivalent)	135,203	144,623	151,207
Morro Agudo (in tonnes of zinc equivalent)	25,971	24,294	31,791
Aripuanã (in tonnes of zinc equivalent)	1,433	0	0
Total	495,736	495,262	462,842

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
Average Ore Grade
Zinc (%)	2.78	2.98	3.28
Copper (%)	0.34	0.31	0.33
Lead (%)	0.62	0.51	0.49
Silver (in ounces per tonne)	1.07	0.95	0.90
Gold (in ounces per tonne)	0.005	0.005	0.004

Each mine consists of one mine, one treatment plant and related infrastructure. We summarize below information as of December 31, 2022 for each of our six mines, including Aripuanã, which started to sell concentrates within market specifications in the fourth quarter of 2022. For an overview of our reserves and resources, see “Mineral Reserves and Resources—Disclosure of Mineral Reserves and Resources”, “Mineral Reserves and Resources—Mineral Reserves” and “Mineral Reserves and Resources—Mineral Resources.”

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

Cerro Lindo is currently subject to payment of royalties. The tax stability agreement expired on December 31, 2021. As of January 2022, Nexa Peru is required to pay royalties and special mining tax to the Peruvian government. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework.” As of December 31, 2022, Nexa Peru had a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction.

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

In 2022, mineral exploration in Cerro Lindo was directed at interpreting geological information collected in the drilling program, and geophysical and geochemical studies. Underground activities in 2022 included extending known mineralized bodies, such as OB-9 and OB-10, as well as geophysical anomaly zones in Pucasalla to find new mineralized zones through surface drilling.

During 2022, we completed approximately 25.1 km of diamond drilling, divided between surface and underground exploration drillings. By the end of 2022, we drilled in our exploration program, 16.2 km in 19 drill holes from surface in Pucasalla target, 4.5 km northwest from Cerro Lindo, confirming sulfide lens of sphalerite, galena and chalcopyrite in a dacite host rock with gangue of barite. In underground, we drilled 8.9 km in 16 drill holes, confirming the continuity of the orebody OB-9 and OB-10. Pucasalla bodies are located north of Topará River and near mine mineralized bodies are located to the south of the Topará River.

During 2023, we expect to complete a total of 32 km of exploratory drilling. Our goal on surface is to continue the exploratory drilling program to extend the Pucasalla mineralization and, construct new access and platforms to test Pucasalla, Puca Punta, Mesa Rumi and Festejo targets. In underground exploration, we plan to drill test the OB-8B, Pucasalla Sur and Festejo targets.

In 2022, we spent US$7.6 million in exploration expenses for Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis, geophysical and geological research works. We have budgeted US$7.0 million for 2023 to continue our exploration program, as data interpretations, geochemistry and exploratory drilling campaign.

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

In 2022, we spent US$38.1 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development, equipment replacement and other major infrastructure projects.

In March 2023, production at the Cerro Lindo mine was suspended due to heavy rainfall levels in the region. Nexa is focused on the safety of the mine and has taken measures to ensure the wellbeing of its employees, contractors and host communities Nexa also continues to monitor and assess the situation as it develops. As of the date of this report, the time to resume full operational capacity and the potential impact on 2023 guidance and results are still uncertain.

Production

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 21,000 tonnes of ore per day. The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity.

The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was lower than 2021 due to expected lower zinc average grade.

	For the Year Ended December 31,
	2022	2021	2020
Treatment ore (in tonnes)	6,236,058	6,369,044	5,482,211
Average ore grade
Zinc (%)	1.55	1.79	1.93
Copper (%)	0.61	0.54	0.59
Lead (%)	0.33	0.28	0.29
Silver (ounces per tonne)	0.89	0.79	0.78
Gold (ounces per tonne)	0.002	0.002	0.003
Metal contained in concentrates production
Zinc (in tonnes)	84,392	102,275	95,426
Copper (in tonnes)	32,758	29,102	27,820
Lead (in tonnes)	15,641	12,849	11,590
Silver (in oz)	4,129,736	3,813,731	2,938,985
Gold (in oz)	4,146	4,829	4,020
Cash Cost, net of by-product credits (in US$/t)	(561.4)	(530.1)	(8.7)
Cash Cost, net of by-product credits (in US$/lb)	(0.25)	(0.24)	(0.00)
Capital Expenditures (in millions of US$)	42.5	40.5	27.7

Mineral Reserves and Mineral Resources

The Cerro Lindo Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Cerro Lindo mine.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	22.04	1.75	0.64	21.0	0.21	-	385.9	141.8	14,896	46.8	-
	Probable	12.55	1.26	0.50	25.1	0.23	-	157.5	62.4	10,138	29.2	-
	Total	34.59	1.57	0.59	22.5	0.22	-	543.4	204.2	25,034	76.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	The qualified person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.

Mining Operations

Cerro Lindo – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	26.40	1.75	0.64	21.0	0.21	-	462.2	169.9	17,843	56.0	-
	Probable	15.03	1.26	0.50	25.1	0.23	-	188.7	74.7	12,144	35.0	-
	Total	41.43	1.57	0.59	22.5	0.22	-	650.9	244.6	29,987	91.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%
3.	The qualified person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of US$42.65/t processed. A number of incremental material (with values between US$35.14/t and US$42.65/t) was included in estimate. A minimum mining width of 5.0 m was used, inclusive of extraction factors and dilution are applied based on stope type and location. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions and other sources. Mineral Reserves are estimated using average long-term metal prices of zinc: US$2,826.35/t (US$1.28/lb); lead: US$2,043.95/t (US$0.93/lb); copper: Cu: US$7,398.47/t (US$3.36/lb) and silver: US$19.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.72% for Zn, 66.75% for Pb, 85.92% for Cu, and 68.8% for Ag. The current life of mine (“LOM”) plan continues to 2030.

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage(1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.75	58.5	9.7	679	4.5	-
Probable	(3.93)	(41.2)	(34.6)	(1,982)	(3.4)	-
Total	(2.18)	17.3	(24.9)	(1,303)	1.1	-

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage(1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	2.10	70.0	11.6	813	5.4	-
Probable	(4.71)	(49.3)	(41.5)	(2,375)	(4.1)	-
Total	(2.61)	20.6	(29.8)	(1,562)	1.3	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

Mining Operations

In comparison to 2021, Cerro Lindo’s Mineral Reserves have decreased mainly due to depletion from mining and increase in NSR cut-off values.

Cerro Lindo – Year End Mineral Resources as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	4.49	1.84	0.62	22.2	0.23	-	82.6	27.9	3,205	10.3	-
	Indicated	2.69	1.15	0.49	25.6	0.24	-	30.9	13.2	2,214	6.5	-
	Total	7.18	1.58	0.57	23.5	0.23	-	113.5	41.0	5,419	16.8	-
	Inferred	7.09	1.65	0.24	37.1	0.45	-	117.0	17.0	8,457	31.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.

Cerro Lindo – Year End Mineral Resources as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	5.38	1.84	0.62	22.2	0.23	-	99.0	33.4	3,840	12.4	-
	Indicated	3.22	1.15	0.49	25.6	0.24	-	37.0	15.8	2,650	7.7	-
	Total	8.60	1.58	0.57	23.5	0.23	-	136.0	49.2	6,490	20.1	-
	Inferred	8.49	1.65	0.24	37.1	0.45	-	140.1	20.4	10,127	38.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.

The Cerro Lindo Mineral Resources estimates in the table above were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the ordinary kriging (“OK”) and inverse distance cubed (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. The Cerro Lindo Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes, and used NSR cut-off value of US$42.65/t. NSR cut-off values for Cerro Lindo’s Mineral Resources estimate are based on an average long-term zinc price of US$3,250.31/t (US$1.47/lb), a lead price of US$2,350.54/t (US$1.07lb), a copper price of US$8,508.24/t (US$3.86/lb) and a silver price of US$22.92/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data, and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.72% for Zn, 66.75% for Pb, 85.92% for Cu, and 68.8% for Ag.

Mining Operations

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.25	20.1	8.0	955	2.8	-
Indicated	(0.28)	0.0	(1.1)	(469)	(1.2)	-
Total	0.97	20.1	6.9	486	1.6	-
Inferred	0.22	20.8	(2.9)	(201)	0.3	-

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.50	24.1	9.7	1,146	3.5	-
Indicated	(0.34)	0.0	(1.3)	(566)	(1.6)	-
Total	1.16	24.1	8.4	580	1.9	-
Inferred	0.26	24.9	(3.5)	(245)	0.3	-

Notes:

1.	Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

In comparison to 2021, Cerro Lindo’s Mineral Resources have increased, mainly due to new drilling.

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

Mining Operations

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante project. Mineral concessions are divided into core tenements, where the known mineral deposits are located and where we have active mining operations and the surrounding exploration concessions. Nexa Brazil holds one mining concession application, two mining concessions, and one group of mining concessions in the core area with a total area of 2,120.8 hectares. The group of mining concessions comprises six mining concessions, totaling an area of 819.5 hectares. The Mineral Reserves and Resources are located within the limits of one mining concession application and seven mining concessions with a total area of 1,894.3 hectares, which host the active mining operations. One mining concession (tenement # 14,840/1967), which is part of the group of mining concessions, has the potential to host zinc and lead mineralization, however it does not yet have associated mineral reserves and resources.

Nearby the main area, Nexa Brazil also holds one exploration application totaling 168.0 hectares, 54 exploration authorizations totaling 43,337.1 hectares, one right to apply for mining concession totaling 344.5 hectares, two mining concession applications totaling 243.7 hectares and one mining concession totaling 52.5 hectares, in addition to the core tenements.

Nexa Brazil holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Three easements have been granted in support of the mining activities. Sufficient suitable land is available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

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

Mineral exploration activities in 2022 were focused on identifying the continuity of mineralized bodies along the Vazante hydrothermal breccia. We are conducting ongoing tests to explore extensions of known mineralization, infilling areas where no data is currently available, and identifying other areas where mineralization may be present.

In 2022, we completed approximately 4.6 km of diamond drilling, divided between exploratory (1.8 km) and extension drilling (2.8 km). The focus of the exploratory drilling was on the extension of the Vazante mine ore bodies, exploring the target Extremo Norte, which confirmed the mineralized system and opened lateral and depth continuity. In addition, the mineral exploration team continues to seek to identify new prospective areas, such as Vazante Sul and Varginha Norte, drilled during 2022. We also acquired the BDMG area, which has resources to potentially increase the LOM in two to three years.

Mining Operations

In 2022, we spent US$2.4 million on brownfield projects for life of mine extension, including drilling program and geological activities. In 2022, we drilled 11 exploration drill holes, totaling 4.6 km. We have budgeted US$3.5 million for the project during 2023 and we expect to drill 10.1 km.

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

The power supply to the Vazante operation is provided by one independent 138 kV transmission line that feeds the site and that can provide up to 55 MW. There are two 30/40 MVA and one 18/23 MVA transformers in the surface substation at the Vazante Operation and power is distributed to other areas of the mine at 13.8 kV and 440 V via transformer secondaries to power mine equipment. The power demand by 2026 is expected to reach approximately 55 MW as dewatering demands continue to grow. Companhia Energética de Minas Gerais S.A (“CEMIG”) built a new transmission line from Paracatu to Vazante of 60 MW capacity, which was concluded in 2022. There are two 700 kVA diesel generators on site to provide backup power to pump water out of the mine in case of main line interruption.

In 2022, we spent US$39.5 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure. In addition, we invested US$2.2 million in capital expenditures related to the Vazante mine deepening, focusing on expansion. For more information, see “Information on the Company—Mining Operations—Growth Projects—Vazante mine deepening project.” In January 2022 to mid-February, the daily production of the underground operations at Vazante was reduced to 60% of its capacity due to heavy rainfall levels in the state of Minas Gerais. As a result of the heavy rainfall, Vazante’s underground mine received more water than it could pump to the surface, partially flooding the lower levels of the mine. The Extremo Norte underground mine was not affected and continued to operate at full capacity. Nexa took all necessary measures to support the mine, focused on precautions to ensure the safety of its employees and the host communities, and continued to monitor the rainfall scenario in Minas Gerais in order to ensure the safety of workers and the resumption of mine activities. Utilization rates gradually improved at Vazante in March 2022, averaging 70% at that time. During this period, we also took advantage of the opportunity to plan the replacement of our main mill, trunnion and gear box. Operations resumed at full capacity in the beginning of April 2022.

Production

The Vazante mine is in the production stage and has a treatment plant with a nominal design processing capacity of approximately 4,600 tonnes of ore per day. The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
Treatment ore (in tonnes)	1,524,637	1,630,690	1,622,927
Average ore grade
Zinc (%)	9.97	9.98	10.43
Lead (%)	0.33	0.35	0.36
Silver (ounces per tonne)	0.63	0.67	0.63
Metal contained in concentrate production
Zinc (in tonnes)	131,527	140,500	147,990
Lead (in tonnes)	1,160	1,616	1,333
Silver (in oz)	473,578	500,549	383,509
Cash cost, net of by-product credits (in US$/t)	1,227.5	900.2	1,180.6
Cash cost, net of by-product credits (in US$/lb)	0.56	0.41	0.54
Capital Expenditures (in millions of US$)	41.9	42.0	24.6

Mining Operations

Mineral Reserves and Mineral Resources

The Vazante Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Vazante mine.

Vazante – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Proven	6.82	9.98	-	18.0	0.30	-	680.6	-	3,949	20.5	-
	Probable	6.68	9.30	-	12.4	0.23	-	621.2	-	2,670	15.4	-
	Total	13.50	9.64	-	15.2	0.27	-	1,301.8	-	6,619	35.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100%.
3.	The qualified person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.

The Vazante Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante mine, as well as operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The Vazante Mineral Reserves are estimated at a NSR cut-off value of US$60.61/t processed. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment and refining costs, as well as mine operating costs. A minimum mining width of 4.0 m was applied and average bulk density of 2.8 t/m3. Mineral Reserves are estimated using average long-term metal prices of zinc: Zn: US$2,826.35/t (US$1.28/lb); lead: Pb: US$2,043.95/t (US$0.93/lb); and silver: US$19.93/oz. Long-term metal prices used for Mineral Reserves are based on consensus and long-term forecasts from banks, financial institutions and other sources. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at average head grade are 87.20% for Zn, 40.74% for Pb, and 42.0% for Ag. The current LOM plan, based in our current reserves, continues to 2031.

Vazante – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage (1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(0.57)	23.0	-	(148)	1.7	-
Probable	(1.84)	(116.4)	-	(226)	(1.0)	-
Total	(2.41)	(93.4)	-	(373)	0.6	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 100%.

Mining Operations

In comparison to 2021, Vazante’s Mineral Reserves have decreased mainly due to reduction of dilution associated with improvements in stope optimization process resulting in higher reserves grades.

Vazante – Year End Mineral Resources as of December 31, 2022 (on an 100% ownership basis) (1)

Ownership(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Measured	0.63	8.32	-	14.8	0.24	-	52.4	-	300	1.5	-
	Indicated	3.90	5.97	-	6.8	0.19	-	233.0	-	858	7.6	-
	Total	4.53	6.30	-	8.0	0.20	-	285.4	-	1,158	9.1	-
	Inferred	15.15	9.53	-	12.7	0.19	-	1,443.1	-	6,184	29.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.

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

The Mineral Resource statements for the underground hypogene (willemite) mineralization are prepared within reporting panels using the native functions and workflows available through the Deswik mine modelling software package considering spatial continuity, a minimum width of 3.0 m and a NSR cut-off value of US$60.61/t for Hypogene Mineralization (Willemite). The Mineral Resource estimates for the supergene (calamine) mineralization are prepared using an open pit shell that considers appropriate metal prices, mining costs, metallurgical recoveries and geotechnical considerations with NSR cut-off value of US$23.13/t for soil and US$28.38/t for fresh rock and transition material. The Mineral Resource statements for the tailings at Vazante are reported considering the material with an NSR value of greater than US$29.40/t which lies above the original topographic surface. All NSR cut-off values for Mineral Resources at Vazante are estimated using average long-term metal prices of zinc: US$3,250.31/t (US$1.47/lb), lead: US$2,350.54/t (US$1.07/lb) and silver: US$22.92/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average: hypogene head grades are 87.20% for Zn, 40.74% for Pb, and 42.0% for Ag, supergene (calamine) is 55.00% for Zn, and tailings are 68.11% for Zn, 38.46% for Pb, and 42.00% for Ag.

Vazante – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on an 100% ownership basis)

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	(1.71)	(32.5)	-	(166)	(1.3)	-
Indicated	0.96	70.3	-	547	5.5	-
Total	(0.75)	37.8	-	381	4.2	-
Inferred	(0.29)	251.0	-	789	(0.8)	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 100%.

Mining Operations

In comparison to 2021, Vazante’s Mineral Resources have increased metal content in inferred areas as a result of improvements in the stope optimization process aiming at higher resources grades.

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

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. We have been investing in the mine since then and, in 2012, production reached its current capacity of 6,500 tonnes per day. In 2013, we commenced the integration process with the Atacocha mine. In 2015, El Porvenir tailings deposit was integrated with Atacocha’s. In 2016, we worked on integrating the energy supply between the two mines. In 2019, the two underground mines were connected allowing us to initiate an exploration program in the integration area. In 2020, in response to COVID-19 and based on our cost management strategy, the integration process was temporarily suspended and Atacocha’s underground operations were not resumed after the mandatory restriction period from the Peruvian Government was lifted in June. As of the date of this annual report, the Atacocha underground mine is suspended under care and maintenance, and we intend to review and update the integration plan throughout 2023. For additional information on the integration of the El Porvenir and Atacocha mines, see “Information on the Company—Mining operations—Growth projects—Pasco mining complex” below.

Title, leases and options

The El Porvenir mine is operated by Nexa Resources El Porvenir S.A.C., a subsidiary of Nexa Peru in which Nexa Peru has directly and indirectly a 100% equity interest.

The El Porvenir mine has a total of 25 concessions covering approximately 4,846.7 hectares, as well as a beneficiation plant, “Acumulacion Aquiles 101”. With respect to the surface property at El Porvenir project, there is a mining site of 450.8 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

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

Throughout 2022, the exploration program at El Porvenir was focused on drilling in mineralized zones in the Integration, Porvenir Sur, and Carmen Norte targets, seeking to evaluate the lateral continuity of the mineralization of these exploratory targets, with the goal of extending the life of mine. In 2022, we drilled 31 drill holes totaling 16.7 km of exploration drilling, which confirmed extensions in both targets, with emphasis on the Integration zone. We continue to focus our efforts on expanding mineralized zones in the integration area, with the potential to extend existing Mineral Resources.

We spent approximately US$3.3 million on the El Porvenir brownfield project in 2022, including the drilling program and geological activities. We have budgeted US$1.5 million for 2023 activities, and we expect to drill 6.0 km.

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

In 2022, we spent US$35.7 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

Production

The El Porvenir mine is in the production stage and has a treatment plant capacity of 6,500 tonnes of ore per day. The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was higher than in 2021 due to higher lead and silver and gold contents.

Mining Operations

	For the Year Ended December 31,
	2022	2021	2020
Treatment ore (in tonnes)	2,111,961	2,077,591	1,502,618
Average ore grade
Zinc (%)	2.80	2.83	2.65
Copper (%)	0.16	0.19	0.17
Lead (%)	1.34	1.08	0.93
Silver (ounces per tonne)	2.46	2.10	2.00
Gold (ounces per tonne)	0.01	0.01	0.01
Metal contained in concentrate production
Zinc (in tonnes)	51,561	51,375	34,867
Copper (in tonnes)	266	505	334
Lead (in tonnes)	23,195	17,700	10,858
Silver (in oz)	4,195,649	3,467,227	2,315,181
Gold (in oz)	9,203	8,725	5,899
Cash Cost, net of by-product credits (in US$/t)	727.7	832.2	1,338.0
Cash Cost, net of by-product credits (in US$/lb)	0.33	0.38	0.61
Capital Expenditures (in millions of US$)	36.7	36.5	12.9

Mineral Reserves and Mineral Resources

The El Porvenir Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the El Porvenir mine.

El Porvenir – Year End Mineral Reserves as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	2.12	3.70	0.21	67.7	1.12	-	78.5	4.5	4,618	23.6	-
	Probable	10.82	3.58	0.19	65.7	1.06	-	387.9	20.9	22,843	114.6	-
	Total	12.94	3.60	0.19	66.0	1.07	-	466.3	25.4	27,461	138.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	The qualified person for the Mineral Reserves estimate is Vitor Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.

El Porvenir – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	2.54	3.70	0.21	67.7	1.12	-	94.0	5.4	5,532	28.3	-
	Probable	12.96	3.58	0.19	65.7	1.06	-	464.6	25.0	27,362	137.3	-
	Total	15.50	3.60	0.19	66.0	1.07	-	558.6	30.4	32,894	165.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%.
3.	The qualified person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.

Mining Operations

The El Porvenir Mineral Reserves estimates in the table above were prepared using Deswik Stope Optimizer (“DSO”) software, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. A minimum mining width of 5.0 m was used for reserves shapes and development design and are reported inclusive of extraction losses and dilution. The Mineral Reserves were estimated at a NSR cut-off values ranging from US$57.99/t to US$60.71/t for SLS areas and US$59.65/t to US$62.37 for C&F areas depending on the zone. Mineral Reserves are estimated using average long-term metal prices of zinc: US$2,826.35/t (US$1.28/lb); lead: US$2,043.95/t (US$0.93/lb); copper: Cu: US$7,398.47/t (US$3.36/lb) and silver: US$19.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 88.85% for Zn, 79.73% for Pb, 11.81% for Cu, and 63.00% for Ag. The current LOM plan continues to 2030. We have continued to make progress with our project to optimize the integration of El Porvenir and Atacocha mines, with the goal of potentially increasing mineral reserves at our Cerro Pasco complex. For further information see “Mining Operations—Growth projects—Pasco mining complex.”

El Porvenir – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(0.65)	(24.0)	(2.2)	(1,501)	(6.2)	-
Probable	0.80	33.3	1.5	377	11.0	-
Total	0.15	9.2	(0.8)	(1,124)	4.8	-

El Porvenir – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage(1)	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	(0.78)	(28.8)	(2.7)	(1,797)	(7.4)	-
Probable	0.96	39.8	1.7	450	13.2	-
Total	0.18	11.1	(0.9)	(1,348)	5.8	-

Notes:

1.	The total Mineral Reserves data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

In comparison to 2021, El Porvenir’s Mineral Reserves have slightly increased, mainly due to our infill drilling program.

El Porvenir – Year End Mineral Resources as of December 31, 2022 (on an 83.48% Nexa Attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	0.29	3.31	0.21	70.5	1.10	-	9.6	0.6	657	3.2	-
	Indicated	2.54	3.04	0.20	57.1	0.92	-	77.2	5.1	4,663	23.4	-
	Total	2.83	3.07	0.20	58.5	0.94	-	86.8	5.7	5,320	26.6	-
	Inferred	8.92	3.83	0.19	72.9	1.05	-	341.6	16.9	20,907	93.7	-

Notes:

Mining Operations
1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.

El Porvenir – Year End Mineral Resources as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	0.35	3.31	0.21	70.5	1.10	-	11.6	0.7	793	3.9	-
	Indicated	3.04	3.04	0.20	57.1	0.92	-	92.4	6.1	5,581	28.0	-
	Total	3.39	3.07	0.20	58.5	0.94	-	104.0	6.8	6,374	31.9	-
	Inferred	10.68	3.83	0.19	72.9	1.05	-	409.0	20.3	25,032	112.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.

The El Porvenir Mineral Resource estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria.

Mineral Resources at El Porvenir are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values ranging from of US$57.99/t to US$60.71/t for SLS areas and US$59.65/t to US$62.37 for C&F areas depending on the zone. The NSR cut-off values for El Porvenir’s Mineral Resources estimates are based on an average long-term zinc price of US$3,250.31/t (US$1.47/lb), a lead price of US$2,350.54/t (US$1.07lb), a copper price of US$8,508.24/t (US$3.86/lb) and a silver price of US$22.92/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 88.85% for Zn, 79.73% for Pb, 11.81% for Cu, and 63.0% for Ag.

El Porvenir – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	(0.25)	(4.8)	(0.5)	(397)	(1.4)	-
Indicated	0.01	2.3	0.0	742	4.2	-
Total	(0.24)	(2.5)	(0.5)	345	2.8	-
Inferred	0.22	6.6	(1.4)	1,551	11.0	-

Mining Operations

El Porvenir – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage	Contained Metal
		Zinc	Copper	Silver	Lead	Gold
	(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	(0.30)	(5.7)	(0.6)	(476)	(1.6)	-
Indicated	0.01	2.7	0.0	886	5.0	-
Total	(0.29)	(3.0)	(0.6)	410	3.4	-
Inferred	0.26	7.8	(1.6)	1,849	13.1	-

Notes:

1.	The Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 83.48%.

In comparison to 2021, El Porvenir’s Mineral Resources have increased, mainly due to the addition of extension mineralization domains as a result of exploration diamond drilling near mine areas.

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

In 2022, we spent US$4.4 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

Mineralization Developments

In 2022, we spent approximately US$0.3 million on the Atacocha brownfield project for exploration project maintenance. In 2022, we had no drilling activities at Atacocha. We have budgeted US$0.3 million for the project during 2023 for project maintenance and data interpretations, not including any drilling campaigns.

Atacocha does not currently have any estimated Mineral Reserves and is considered an exploration stage property under S-K 1300. Atacocha is not considered a material property for the purposes of S-K 1300.

Mining Operations

Production

The Atacocha mine has a treatment plant capacity of 4,300 tonnes of ore per day. The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2022 was higher than in 2021 due to higher treated ore volume and grades across all metals. In June 2020, once the Peruvian government allowed medium-sized mines to restart operations following COVID-19 restrictions, we announced that Atacocha would resume operations at the San Gerardo open pit mine, but we decided that the higher-cost Atacocha underground mine would remain suspended due to our efforts to reduce costs and improve our operational efficiency, placing it under care and maintenance. As of the date of this annual report, the underground mine remains suspended.

In March, May and August 2022, protest activities of various local communities blocked road access to the Atacocha San Gerardo open pit mine, temporarily suspending production at the mine for periods of up to two weeks. In each instance, mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security. In each of these instances, the Company pursues active dialogue with the local community and authorities for peaceful resolution. Despite these blockages, the Atacocha mine operated at high levels of capacity utilization rates throughout the year. In January 2023, protest activities temporarily suspended operations at Atacocha for approximately one week. Nexa remains committed to complying with all existing agreements, pursuing an active dialogue with the communities and authorities, and the social development of all its host communities.

	For the Year Ended December 31,
	2022	2021	2020
Treatment ore (in tonnes)	1,353,681	1,271,107	1,065,363
Average ore grade
Zinc (%)	0.89	0.88	1.20
Copper (%)	-	-	0.05
Lead (%)	0.97	0.82	1.15
Silver (ounces per tonne)	1.05	1.01	1.39
Gold (ounces per tonne)	0.01	0.01	0.01
Metal contained in concentrate production
Zinc (in tonnes)	9,552	8,522	9,614
Copper (in tonnes)	0	0	0
Lead (in tonnes)	11,204	8,708	10,210
Silver (in oz)	1,155,002	1,026,783	1,184,750
Gold (in oz)	13,593	11,947	6,260
Cash cost, net of by-product credits (in US$/t)	(1,566.2)	(557.7)	17.8
Cash cost, net of by-product credits (in US$/lb)	(0.71)	(0.25)	0.00
Capital Expenditures (in millions of US$)	4.5	11.6	15.3

Aripuanã

Location and means of access

The Aripuanã mine is located in the northwest corner of the Mato Grosso State in western Brazil, approximately 2,529 km by railroad and road to the Três Marias smelter, 2,831 km to the Juiz de Fora smelter or 2,660 km to the port of Santos. The approximate coordinates of the mine are 226,000m E and 8,888,000m N UTM 21L zone (South American 1969 datum) and the project is located at an average elevation of 250 meters above sea level. The project is accessible from the town of Aripuanã via a 25 km unpaved road, which is well maintained in the dry season. Aripuanã can be accessed from the state capital, Cuiabá, via a 16-hour drive (935 km) on paved and unpaved roads. The final 250 km between Cuiabá and Aripuanã are on unpaved roads.

The town of Aripuanã is also serviced by a paved airstrip suitable for light aircraft. There are no commercial flights travelling between Cuiabá and the town of Aripuanã, however the site can be accessed via a three-hour chartered flight.

Mining Operations

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

In 2021, Nexa acquired two estates (584.9 hectares) located at the vicinity of the mine and concluded the process of documenting a third acquired in the past (100.0 hectares). The total land purchase of 684.9 hectares was required to meet the Rural Environmental Registration (CAR in Brazil) which requires areas of native vegetation that are not available within the area of enterprise.

In 2022, Nexa acquired six estates (1,330.5 hectares), located at the vicinity of the mine. The Rural Environmental Registry (CAR) is in the process of being regularized by the environmental agency and we still do not have a scheduled date for completion.

On January 25, 2022, we signed an offtake agreement with a third-party international player (the “offtaker”), in which Nexa agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in October 2022 and limited to 30,810 tons, at the lower of current market prices or a price cap. The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that Nexa had with the offtaker. Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9 rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated gain of US$24.3 million in the income statement for the period ended on December 31, 2022. For further details on the offtake agreement, see Note 16 to our consolidated financial statements.

In July 2022, we started ramp-up activities at the Aripuanã will continue in 2023 targeting name plate capacity in 2H23. For further information, see “Project implementation” section below.

In July 2022, we started ramp-up activities at the Aripuanã mine and started to sell concentrates within market specifications in the fourth quarter of 2022. Ramp-up activities will continue in 2023 targeting name plate capacity in 2H23. For further information, see “Project implementation”, below.

Titles, leases and options

The project holds one mining concession in the core area that has a total area of 3,639.9 hectares, two mining concession applications (1,387.2 hectares), one right to apply for mining concession (1,000.0 hectares), 13 exploration authorizations (33,810.9 hectares) and two exploration applications (7,833.7 hectares), totaling 47,671.7 hectares.

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

In 2022, Aripuanã’s mineral exploration strategy aimed to increase mineral resources and expand mineralization. Exploratory drilling in 2022 took place on two different zones, one focused on the northwest extension of the Babaçu target, which is located southeast of the Ambrex orebody, to confirm mineralization with zinc, lead and copper, and the Ambrex infill drilling, including the mineralized transition zone between both targets, which aimed to update the classification and conversion of resources into reserves.

In 2022, we spent US$3.1 million on Aripuanã exploration, including maintenance of concessions, among others, and geological activities. In 2022, we drilled 46.0 km of diamond drilling, including the Aripuanã brownfield program and infill drilling in the Ambrex orebody, totaling 80 drill holes (Mineral Exploration efforts). For 2023, we expect to invest US$1.5 million in the brownfield exploration program to diamond drill 4.4 km. An additional US$2.2 million for mineral resources expansion and reclassification with infill drilling is planned for the Babaçu deposit. For 1Q23, the infill drilling campaign will focus on the Babaçu deposit for resource conversion and expansion.

Project implementation

In the beginning of 2022, abnormally high rainfall levels coupled with health protocols deemed necessary to combat the surge of COVID-19 variants impacted our productivity (lower-than-anticipated workforce), which contributed to additional pressure on costs and the project timeline.

Mechanical completion was concluded in the first quarter and the commissioning process of the beneficiation plant was concluded in the second quarter of 2022. Ramp-up activities began in July 2022, and the milling capacity utilization rate reached 53% by the end of the fourth quarter of 2022. We started to sell concentrates within market specifications in the fourth quarter of 2022, with the ramp-up continuing in 2023. We expect to reach nameplate capacity in the second half of 2023. The first tests of mine filling started in January 2023 and were concluded in February 2023.

By year-end 2022, approximately 600 kt of ore was stockpiled. Horizontal mine development reached an accumulated of 26,003 meters developed for both mines (Arex and Link) by the end of 2022. Mine is fully operational, and underground activities are focused on developing and preparing new areas for mining operations.

The total headcount was more than 577 employees working in the operational areas. Of these employees, 27% are women. We also implemented the qualification program for future mine and plant operating professionals, which had 334 candidates enrolled in 2022, of which approximately 158 obtained professional qualifications in the areas of maintenance and automation, and geology and surveying. The company hired 66% (142 people) people who attended the qualification program, of which 66% (94) are men and 34% (48) are women.

Mining Operations

In 2022, we invested US$66.5 million in capital expenditures on the project with cumulative incurred capital expenditures of US$632.7 million since the beginning of the construction.

Mineral Reserves and Mineral Resources

Aripuanã – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Proven	8.41	3.25	0.29	29.1	1.18	0.24	273.4	24.0	7,863	99.1	64.0
	Probable	21.71	3.48	0.12	33.2	1.28	0.22	755.9	26.4	23,163	278.6	156.0
	Total	30.12	3.42	0.17	32.1	1.25	0.23	1,029.3	50.4	31,026	377.7	220.0

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100.0% of the Mineral Reserves estimates for the property. Nexa owns 100.0% of property.
3.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.

The Aripuanã Mineral Reserves estimates are based on modifying factors from the Aripuanã Project and based on three main orebodies: Arex, Link and Ambrex and the two main types of mineralization in the deposit are stratabound and stringer. The main commodities produced are zinc, lead, copper, silver and gold. The dilution that has been applied is related to the selected mining method. The two main mining methods used at Aripuanã are longitudinal longhole retreat (“bench stoping”) and transverse longhole mining (vertical retreat mining, or “VRM”) with primary and secondary stope extraction. Dilution is applied on a percentage basis, with no grade applied to the diluting material. The NSR factors were determined using long term metal price forecasts, metallurgical recoveries, transport, treatment, and refining costs. A break-even NSR cut-off value is US$48.11/t processed was estimated from forecasted operating costs and some incremental material between US$38.05/t and US$48.11/t was included. A minimum mining width of 4.0 m was used. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. The Mineral Reserves are estimated using an average long term zinc price of US$2,826.35/t (US$1.28/lb), lead price of US$2,043.95/t (US$0.93/lb), copper price of US$7,398.47/t (US$3.36/lb), silver price of US$19.93/oz and gold price of US$1,474.88/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical testworks and are variable as a function of head grade and oretype. Recoveries at Life of Mine average head grade for stratabound material are 89.42% for Zn, 81.06% for Pb, 60.00% for Cu, 75.10% for Ag, and 67.8% for Au. Recoveries at the LOM average head grades for stringer material are 88.68% for Cu, 50.00% for Ag, and 63.00% for Au. The current LOM plan continues to 2036.

Aripuanã – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Ownership	Class	Tonnage	Contained Metal
			Zinc	Copper	Silver	Lead	Gold
		(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Proven	(0.56)	(67.3)	(1.4)	(2,416)	(29.0)	(11.2)
	Probable	8.89	310.9	1.8	9,947	111.2	23.2
	Total	8.33	243.7	0.4	7,530	82.2	12.0

Notes:

1.	The total Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 100%.

Mining Operations

In comparison to 2021, Aripuanã’s Mineral Reserves have increased, mainly due to the inferred resources conversion to indicated resources, enabling the increase in Probable Reserves.

Aripuanã – Year End Mineral Resources as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Measured	0.40	1.87	0.41	23.4	0.70	0.40	7.5	1.6	301	2.8	5.1
	Indicated	2.55	2.26	0.19	21.2	0.82	0.31	57.6	4.8	1,738	20.9	25.4
	Total	2.95	2.21	0.22	21.5	0.80	0.32	65.1	6.4	2,039	23.7	30.5
	Inferred	38.55	2.41	0.30	29.5	1.02	0.46	929.1	115.7	36,563	393.2	570.1

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100.00% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
5.	Numbers may not add due to rounding.

The Mineral Resources estimates for the Aripuanã Project were completed for Babaçu, Arex, Ambrex and Link. The block models were created using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one-meter lengths. Wireframes were filled with blocks measuring 5 meters by 5 meters by 5 meters for with sub-celling at wireframe boundaries. Blocks were interpolated with grade using Ordinary Krig (“OK”) and Inverse Distance to the cube (“ID3”). Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Potentially mineable shapes of underground mineral resources are generated using DSO software. The Mineral Resources of the Aripuanã project are reported using a cut-off value of US$48.11/t. Mineral Resources are estimated using average long-term metal prices of zinc: US$3,250.31/t (US$1.47/lb); lead: US$2,350.54/t (US$1.07/lb); copper: US$8,508.24/t (US$3.86/lb); gold: US$1,696.11/oz and silver: US$22.92/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical test work and are variable as a function of head grade and oretype. Recoveries at the LOM average head grades for stratabound material are 89.42% for Zn, 81.06% for Pb, 60% for Cu, 75.10% for Ag, and 67.80% for Au. Recoveries at the LOM average head grades for stringer material are 88.68% for Cu, 50% for Ag, and 63.00% for Au.

Aripuanã – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Ownership	Class	Tonnage	Contained Metal
			Zinc	Copper	Silver	Lead	Gold
		(Mt)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Measured	(0.04)	(0.4)	-	53	0.2	0.1
	Indicated	(0.25)	(3.4)	-	(53)	0.2	(17.8)
	Total	(0.29)	(3.8)	-	0.0	0.4	(17.7)
	Inferred	0.07	(421.5)	-	(7,356)	(103.2)	(110.3)

Notes:

1.	The total Mineral Resources data presented in this table are calculated on 100% basis. Nexa owns 100%.

In comparison to 2021, Aripuanã’s Inferred Mineral Resources decreased in 2022, primarily due to conversion to Mineral Reserves.

Mining Operations

Morro Agudo

The Morro Agudo Complex consists of an underground mine and open pit, polymetallic mine, as well as three deposits along what is known as the Ambrosia Trend (Ambrosia Sul, Ambrosia Norte, and Bonsucesso). The Morro Agudo mine site is situated on Traíras Farm, about 45 km south of the municipality of Paracatu, Brazil, at a latitude of approximately -17 57’ 33” S and a longitude of approximately 46°49’42” W, within Zone 23S of the Universal Transverse Mercator coordinate system (Corrego Alegre Datum). The Ambrosia Trend deposits are situated about 15 to 20 km northeast of Paracatu.

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

Nearby the Morro Agudo mine site and Ambrosia trend areas, Nexa Brazil also holds 36 exploration authorizations totaling 28,966.4 hectares, three rights to apply for mining concession totaling 2,679.9 hectares, three mining applications totaling 2,167.4 hectares and one mining concession totaling 1,000.0 hectares, in addition to the core tenements.

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

In 2022, we spent US$6.3 million on sustaining capital expenditures for this property, primarily associated with the mine development and maintenance of plant and equipment.

Mineralization Developments

In 2022, mineral exploration activities in Morro Agudo focused on the search for new mineral deposits in regions close to the unit that enable the extraction of ore and its processing at the Morro Agudo plant to extend the life of mine.

In 2022, the brownfield exploration program was conducted to expand the mineralized zone of the Bonsucesso project to the north and in depth, confirming zinc and lead mineralization along the strike and opening the potential to further extend the mineralized bodies. In the exploratory drilling program, the drilling confirmed the presence of mineralization in the Poções target, 4 km from Bonsucesso and proved potential for mineralization expansion of the Ambrosia trend. In addition, Nexa performed an additional 6.8 km of diamond drilling in the Morro Agudo mine with the purpose of Mineral Resources definition.

Our expenditures for the Morro Agudo brownfield project in 2022 were US$2.0 million directed towards drilling progress on the Bonsucesso project, and its extensions, primarily related to exploratory drilling and geological activities. In 2022, we drilled 20 exploration drill holes, totaling 8.1 km, which includes 7.8 km of exploration drilling in Bonsucesso and regional targets, in addition to 0.2 km of in fill drilling. As of the date of this annual report, we are revisiting the Bonsucesso project and the potential impact on the life of mine of Morro Agudo Mine. For 2023, we have budgeted a total of US$0.4 million in mineral exploration expenditures for project maintenance, as no drilling activities are scheduled for 2023.

Morro Agudo does not currently have any estimated Mineral Reserves and is considered an exploration stage property under S-K 1300. Morro Agudo is not considered a material property for the purposes of S-K 1300.

Mining Operations

Production

The Morro Agudo mine has a treatment plant capacity of 3,400 tonnes of mill feed per day. The table below summarizes the Morro Agudo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
Treatment ore (in tonnes)	1,016,568	982,036	1,180,621
Average ore grade
Zinc (%)	2,06	2.05	2.41
Lead (%)	0.85	0.73	0.49
Metal contained in concentrate production
Zinc (in tonnes)	18,700	17,278	25,177
Lead (in tonnes)	6,247	4.691	4,019
Silver (in oz)	0	0	3,458
Cash cost, net of by-product credits (in US$/t)	2,160.5	1,884.1	1,726.9
Cash cost, net of by-product credits (in US$/lb)	0.98	0.85	0.78
Capital Expenditures (in millions of US$)	6.8	7.6	7.4

Concentrate Sales

All the metal produced by our mines is processed into concentrates. Our mining operations sell the concentrates that they produce to third parties and to our own smelters pursuant to arm’s length transactions. Each mine bears the cost of transporting the concentrate to the point of sale where the smelter or trader purchases the concentrate. The smelter or trader pays the mine for the percentage of metals contained in the concentrate, net of charges for treating the concentrate and refining the metals. The typical payable percentage is 85% for zinc contained in concentrate and 97% for copper contained in concentrated minus treatment charges.

Growth projects

Vazante mine deepening project

One of our main brownfield projects is the Vazante Mine Deepening Project, which involves extending the mine life of Vazante. The capital expenditures related to this project in 2022 totaled US$2.2 million and we expect to invest an additional US$3.8 million in 2023. This project began in 2013 and is expected to be completed in 2024.

In addition, we are conducting exploration activities below the mine’s current operating level and alongside the orebody. As part of this project, we are investing in ongoing exploration activities and infrastructure, including expansion of an underground pumping station, an increase in the capacity of the ventilation system, emergency paths, access ramps, electrical networks and substations. During 2020, we assembled and commenced operating the EB347 pumping station and during 2021, and the activities of CEMIG´s electric power line were still in progress. Due to hydrogeological studies based on the mine development review, phase 2 of the EB-140 was rescheduled. In 2023, we plan to prepare the area to receive the equipment in accordance with the project’s specifications, allowing the pumps to be installed in 2024.

Bonsucesso

The Bonsucesso project is a brownfield underground mine project that belongs to the Morro Agudo complex (Ambrosia Trend). The project is located 8 km north of the Ambrosia Sul mine and approximately 60 km north of the Morro Agudo mine.

In 2022, our expenditures for this project in 2022 were US$2.1 million, which was primarily related to exploration and geological activities. In 2022, we drilled 20 exploration drill holes in Bonsucesso, including Bonsucesso ore bodies extension and Poções target definition, totaling 8.1 km. In 2023, we have budgeted US$0.4 million for mineral exploration, but we do not expect to drill in the Bonsucesso deposit.

Mining Operations

The feasibility study was resumed in 2021 and it was concluded in 2022. The total investments related to this project, as of December 31, 2022, totaled US$10.3 million, which includes all project studies (from the scoping study to the feasibility study) and anticipated expenses related to construction and operating infrastructure.

We are currently revisiting the project and the potential impact on the life of mine of Morro Agudo mine, taking into consideration our capital allocation strategy and our focus on free cash flow generation.

Pasco mining complex

The Pasco mining complex project involves the continued integration of the El Porvenir and Atacocha mines. The project is intended to capture synergies between the two mining operations resulting from their proximity and operational similarities, with the goal of obtaining costs and investment savings, reducing our environmental footprint and extending the mine life of the mines.

The integration project is being developed through four stages. The first stage involved the administrative integration of both mines, which was completed in 2014. The second stage involved the integration of the tailing disposal system, which consolidated the operations of the two mines with a single tailing disposal system and thereby helped reduce the environmental footprint. This stage was completed in 2015 and the integrated tailing disposal system commenced operations in the beginning of 2016. The third stage, which was completed in 2016, involved the construction of a new energy transmission line with a 138-kilovolt connection that supplies both mines, replacing the prior 50 kilovolt transmission lines. The development of a 3.5 km tunnel connecting both underground mines, which is part of the fourth stage, was concluded in 2019.

In 2021, the modernization and debottleneck studies for El Porvenir to evaluate the deepening of the mine and extension of its life-of-mine were postponed due to the prioritization of the capital allocation strategy, and the reassessment of the integration with Atacocha underground mine. In 2022, we have continued to make progress with our project to evaluate the optimization of the integration of El Porvenir and Atacocha mines at our Cerro Pasco complex. We are evaluating increasing the capacity of our tailings and shaft, as well as optimizing the processing plant, to potentially increase production and extend mine life.

Mining greenfield projects

Project Name	Current Project Status
Magistral	Under Review
Hilarión	Exploration phase
Florida Canyon Zinc	Exploration phase

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this annual report, none of our other greenfield projects have Mineral Reserves under S-K 1300.

In 2022, after an assessment and prioritization of our portfolio optimization, we decided not to move forward with the Pukaqaqa and the Shalipavco greenfield projects. For further information, see “Mining Operations—Growth projects—Pukaqaqa” and “Mining Operations—Growth projects—Shalipayco.”

Magistral

The Magistral mining project is located in the Ancash region of Peru, approximately 450 km northeast of the capital of Lima and approximately 140 km east of the port city of Trujillo. The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of poorly maintained roads that traverse steep topography. The Magistral Project consists of a large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral Project comprises 36 granted concessions, totaling 16,254.2 hectares. The project is an open pit copper mine with molybdenum concentrate as a by-product. In 2016, ProInversión approved an initial feasibility study, which set forth production rates starting at 10 thousand tonnes per day and achieving 30 thousand tonnes per day. In 2016, the MINEM approved an environmental impact assessment (“EIA”), to process up to 30 ktpd. An EIA modification is currently in progress to adjust the location of some facilities.

Mining Operations

Nexa Peru was awarded the contract to develop the Magistral mining project in 2011, which has been amended from time to time. Nexa made an initial payment of US$8.0 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract in 2016, Nexa Peru exercised the option by committing to invest a minimum 70% of declared initial capital expenditures by September 2024 and has previously extended this period. Subsequently, as a result of the COVID-19, this term was extended by the government for an additional year, starting in September 2024. Pursuant to the terms of this commitment, Nexa Peru would be required to pay a penalty in the event it fails to invest the specified amounts during this period. Nexa Peru currently holds a 100.0% interest in 15 of the 36 concessions, Nexa holds 21 concessions by way of a lease agreement entered into with Companía Magistral S.A.C., a company also controlled by Nexa Peru. We spent approximately US$2.4 million on the Magistral project in 2022.

In 2022, the feasibility study of the Magistral project was concluded and, as of the date of this report, we intend to advance with the complementary engineering details to confirm our feasibility studies assumptions. In 2023, we expect the results of the EIA amendment request, which was submitted to the Ministry of the Environment (SENACE) in the fourth quarter of 2021 for its assessment. We continue to assess alternatives to the project, taking into consideration our capital allocation strategy.

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

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. The 2015 drilling consisted entirely of infill holes. No drilling program was carried out on the project during 2021 and 2022.

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

From October 2012 to January 2014, Arce Geofisico SAC was contracted to complete ground magnetic and Induced Polarization (IP) surveying over an area of 520 hectares covering the Magistral deposit and the adjoining Ancapata area. The objective was to characterize the geophysical signature of the Magistral deposit and to survey the Ancapata area. Work was completed on 100 m spaced lines oriented at N125°W. An initial 30 line-km survey was expanded to 55.1 line-km of IP and 57.25 line-km of ground magnetics in order to delineate chargeability and resistivity anomalies. Drilling ceased on the property in 2015. No exploration work was carried out on the project during 2020, 2021 or 2022 and no exploratory drilling program is scheduled for 2023.

Mining Operations

Hilarión

The Hilarión project is located in the Department of Ancash, approximately 230 km north of Lima, the capital of Peru, and approximately 80 km south of the city of Huaraz and is accessible by paved road from Lima. It consists of 72 mineral concessions covering an area of approximately 15,841.3 hectares. Hilarión is a skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits. Hilarión and El Padrino and other occurrences in proximity to them (Mia, Eureka and others) constitute a large mineralized system, open in several directions for a potential increase in resources, extended mine life and increased production capacity in the future. The conceptual plan for the project includes the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

From 2005 to 2014, in addition to mapping, remote sensing, topographical and geophysical surveys, we completed four drilling campaigns totaling 244.0 km on Hilarión and El Padrino deposits. During 2018-2019, two additional drilling campaigns totaling 17.1 km were carried out. The recent 2018-2019 drilling predominantly focused on the Hilarión North zone.

In 2020, we drilled 5 drill holes totaling 4.6 km and completed the sampling for metallurgical test studies. We also filed a preliminary economic assessment (“PEA”) for the Hilarión project, prepared jointly by Nexa and Roscoe Postle Associates Inc (“RPA”), disclosing an updated mineral resource, plant production and economics estimate in accordance with NI 43-101 (as of December 31, 2019 with a drilling cut-off date of December 5, 2014).

In 2021, we executed 21.3 km of diamond drilling to test Hilarión Sur target, totaling 32 drill holes confirming the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with multiple thick intersections, in addition to 0.3 km remaining from the 2020 drilling campaign.

In 2022, mineral exploration activities started with a geological review of recent project data and with an aero magnetometry survey to structure the drilling program that began in the second quarter, focused on the target Hilarión West, with the objective of finding new mineralized zones and expand the known mineralization. Drilling at the Hilarión West target confirmed the presence of mineralization to the west of known bodies and their continuities with a total of 7.2 km of drilling, indicating solid potential for resource expansion. In 2022, we spent approximately US$6.2 million on the Hilarión project, including project maintenance and exploration activities such as geological mapping, rock chipping, diamond drilling and social permitting to continue the exploration work for the coming years.

In 2023, we have budgeted US$3.5 million for the Hilarion project and planned 3.0 km of diamond drilling to drill two targets: El Padrino and Chaupijanca.

Florida Canyon Zinc

The Florida Canyon Zinc project is located in the Eastern Cordillera of Peru at the sub-Andean front in the upper Amazon River Basin, 680 km north-northeast of Lima and 245 km northeast of Chiclayo and is accessible by paved road from Lima. It is comprised of 16 contiguous mining concessions, covering approximately 12,600.0 hectares, is owned by Minera Bongará S.A. and operated by Nexa Peru, a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitario Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2022, Nexa Peru owns a 61.00% interest in this joint venture, which may increase up to 70.00% upon Nexa Peru’s satisfaction of certain conditions.

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

Mining Operations

In 2021, field work focused on mapping access road from 0 km up to 19.5 km; and mapping, sampling and topographic survey of Teodolfo, Matias, Berny, and Pizarro targets, in addition to a new mineral occurrence named Aron, as well as metallurgical testing using historic drill core material.

In 2022, our objective at the Florida Canyon project was focused on advancing the opening of the road that connects the project structures to the main camp, which we expect to optimize logistical costs for future drilling campaigns. In addition, geometallurgical tests were carried out to establish better mineralogical and metallurgical knowledge of the deposit, which showed high recovery of zinc and lead concentrates, as well as the presentation of the fifth environmental modification to the competent body to support drilling in 2023.

We spent approximately US$3.7 million on this project in 2022 and we have budgeted US$4.0 million for the Florida Canyon project in 2023, including 4.0 km of drilling to expand the known mineralization in Florida Sur, road maintenance and construction of the final stretch that connects the road to the main exploration camp in the drilling area, maintenance of the project structure, and social programs.

Pukaqaqa

The Pukaqaqa project contemplated the development of an open pit copper and molybdenum mine, with gold credits, and is located in the Huancavelica region of Peru. The mineralization is hosted by an epithermal breccia system that is associated with exoskarn and endoskarn alterations. The Pukaqaqa project has a total of 34 concessions covering approximately 11,247.5 hectares.

In 2015, the MINEM approved Pukaqaqa’s EIA, which allowed a treatment capacity of up to 30 ktpd. In 2017, a scoping study was developed by JRI, a Chilean engineering firm, enabling the start of a drilling campaign in 2018 to obtain samples for metallurgical testing.

The pre-feasibility study progressed until the end of FEL2-A phase (equivalent to the trade-offs phase). Metallurgical results indicated the need to further explore copper and molybdenum recoveries prior to progressing with the pre-feasibility study. In December 2020, the first part of a new laboratory campaign was initiated in Chile, which demonstrated better results than previous campaigns, including improved recoveries and grades. During 2021, metallurgical tests were concluded.

In 2022, we spent approximately US$0.4 million on this project, related to project maintenance.

As a result of our current capital allocation strategy and after a careful assessment and prioritization of our portfolio optimization, in 2022 we decided not to move forward with this potential greenfield project, as informed in our 4Q22 and 2022 Earnings Release, published on February 15, 2023.

Shalipayco

The Shalipayco project, located in the Central Andes of Peru, is a joint venture between Nexa Peru (which holds a 75.0% interest) and Pan American Silver Perú S.A.C. (which holds a 25.0% interest). It is a potential underground polymetallic project containing zinc, lead and silver deposits. The Shalipayco mineralization is mainly located within the Chambará formation that is part of the Pucará Group. The Shalipayco project has a total of 56 concessions covering approximately 22,551 hectares and one mineral claim in process totaling 740.6 hectares.

In 2022, we spent approximately US$0.2 million on this project to maintain the office and warehouse facilities in Carhuamayo, as well on the closure of exploration drilling.

As a result of our current capital allocation strategy and after a careful assessment and prioritization of our portfolio optimization, in 2022 we decided not to move forward with this potential greenfield project, as informed in our 4Q22 and 2022 Earnings Release, published on February 15, 2023.

Mining Operations

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

Nexa currently holds 348,800.2 hectares in 16 exclusive prospective licenses (“EPL”) for the Otavi and Namibia North targets. The 2022 exploration expenditures totaled US$3.1 million (US$2.2 million for JOGMEC expenditures and US$0.9 million for Nexa expenditures) with a total of 9.1 km drilled. The focus of the drilling campaign in 2022 was the expansion of mineralization in the Otavi target and the identification of new mineralized zones of the “Deblin” copper trend in the Namíbia North target, which indicated that copper mineralization has the potential to expand throughout the entire trend.

In 2023, we have budgeted US$0.4 million for this project to execute our exploratory drilling program. Nexa is currently focusing extending exploration activities on the “Deblin” trend, and to scout exploratory drilling to evaluate the mineral potential of previously defined targets in Namibia, as Otavi and Namibia North target upsides.

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Magistral	An amendment to the EIA was submitted to the Ministry of the Environment (SENACE) in the fourth quarter of 2021 for its assessment. Its approval is expected in the second quarter of 2023. Negotiations between the landowners and Nexa to obtain permission are ongoing.
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

For the Azulmina target, one possible location for the plant and tailings facilities, there is an approved EIS and Technical Sustaining Instrument (STI) that allows the execution of exploration activities until 2024.

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

Mining Operations

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

In addition, in February 2019, the state of Minas Gerais enacted regulations that prohibit the construction of a new dam or the expansion of existing dams if communities are established within its self-rescue zone, an area encompassing the portion of the valley downstream of the dam where timely evacuation and intervention by the competent authorities in emergency situations is not possible. All of tailings dams located in Minas Gerais have permission to operate, however, future licensing for new tailings storage facilities or new raises must consider any community in the hazardous zone. We are undertaking a new raise of the Três Marias tailings dam, Oeste 1 and Central, and different possibilities of disposal and consolidation of the disposed tailings are being studied to reduce that risk. In 2022, we initiated negotiations for the acquisition of several properties in the self-rescue zone. The licensing process is in progress.

In 2020, the mining authorities in Brazil enacted two regulations that establish new procedures related to dams. The first resolution (Resolução ANM 32/2020), decreed in May 2020, determines procedures to develop dam break studies and deadlines to update the Emergency Action Plan (“EAP”) depending on the dam class. This regulation updated previous mining agency standards. We have updated the dam break studies of all mining dams according to these procedures. The second resolution (Resolução ANM 51/2020), decreed in December 2020, defines procedures to certify the EAP. In 2022 the ANM enacted the Resolution No. 95/2022, which consolidates all dam safety standards by unifying and regulating the innovations promoted by Law No. 14,006/2020.

At the end of 2020, the Brazilian Federal Authorities decreed that the new dam safety law (Law No. 14,006/2020) updates the previous dam safety Law No. 12,334 enacted in 2010. Similar to the regulation enacted in February 2019, this new law defines that new upstream tailings dams and new raises are no longer permitted and, that the EAP is mandatory to all mining dams that storage tailings. This law also limited the construction of new tailings dams if communities are established within its self-rescue zone. In this case, the mining company must remove the residents or reinforce the dam structure according to the technical solution approved by the ANM. In 2022, the mining authorities in Brazil enacted a regulation that establishes new procedures related to dams (Resolution ANM 95/2022), which consolidated the safety standards for mining dams, revoking several previous regulations (Ordinance DNPM No. 70,389/2017 and Resolutions ANM No. 13/2019, 32/2020, 40/2020, 51/2020 and 56/2021) and also regulated items by the national legislation (Law No. 14,066/2020), which modified the National Dam Safety Policy.

The changes included the alteration of the assumptions of risk category and emergency level classifications, the inclusion of new suspension and interdiction assumptions, and the creation of new obligations such as the Risk Management Process for Mining Dams (“RMPMD”), for high Associated Potential Damage (“APD”) dams. The RMPMD consists of the risk assessment of the structure in acceptable and not acceptable “As Low as Reasonably Practicable” terms and integrates the management and decision-making related to mining dams.

In 2021, we began implementing the requirements covered by these regulations to all mining dams including certification of the Emergency Action Plan (“EAP”), staff safety trainings, and dam break simulations in accordance with the new regulation.

In 2022, the Nexa revised the EAP for all mining dams to adapt to the new Brazilian regulations and considering the new EAP guidelines, detailed by specific terms of reference (Termos de Referência), which were published in 2021.We sent the EAP to all relevant public agencies and published the document on our website. In 2022, we also conducted the Compliance and Operational Evaluation (“COA”) of the EAP for mining, which consists of a legal requirement that aims to certify that the EAPs comply and adhere to the legislation and would be operational in practice in case of an emergency. Thus, the EAP was evaluated by an external company that issued the Compliance and Operability Report (“COR”) and Declaration of Conformity and Operability (“DCO”) of the EAP.

Mining Operations

The licensing process for the expansion of the Três Marias tailings dam, requested in 2021, is still being evaluated by the environmental agency of the state of Minas Gerais due to changes in the state laws on dams. While the licenses are pending, the Três Marias unit has developed several actions to optimize the disposal of tailings and the expected operation of the unit once the license is granted.

In Peru, the upstream method has long been an abandoned practice due to seismic concerns in the region. As of 1995, compulsory guidelines were passed prohibiting the use of such method. Subsequently, in 2014 environmental regulators, and later technical regulators, in 2015, adopted the same guidelines prohibiting construction and operation under the upstream method, allowing only the use and construction under the centerline and downstream methods. A specialized governmental agency carries out periodically inspections of tailings dam and mining infrastructure, ensuring technical and environmental regulations are complied with. In addition, mining operations must submit biannual stability studies, to which they are held liable. We follow these guidelines, and all operative tailings dams use the downstream and centerline lift methods.

El Porvenir’s tailings dam is currently supported by an authorization for operation up to an altitude of 4,062 meters above sea level (“masl”), which was granted by the Ministry of Energy and Mines on April 26, 2022, the previous authorization was for 4,060 masl. A new expansion authorization of the El Porvenir dam is underway, allowing an elevation up to 4,064 masl.

For more information, see “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

Nexa’s practices

We monitor tailings and waste dams in accordance with international best practice guidelines for management and project design based on criteria set by the International Commission on Large Dams (“ICOLD”) and the Canadian Dam Association (“CDA”) dam safety guidelines. In 2022, all of our tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying that these facilities are safe and stable. In Brazil, these certifications are carried out twice a year for mining and once for smelting dams. In Peru, they occur once a year. As of the date of this annual report, all tailings dams in Peru have undergone the certification process, and we concluded a technical report for these dams during the first half of 2022. In addition, all our dams and dry stacking structures are monitored under a system known as the Sistema de Gestão de Barragens ou Depósitos / Tailing Dam Management System (“SIGBAR/SIGDEP”), which consists of procedures, tools and key performance indicators, monthly reports and monitoring and analysis by an independent Geotechnical Engineer. The monitoring procedures include regular inspections, as well as internal and external audits.

In addition to the above-mentioned policies and procedures, our sustainability and capital projects committee assists and advises our board in supporting safe and sustainable business practices in our conduct and activities, as well as in reviewing technical, economic and social matters with respect to our projects.

In 2020, management reviewed the EAP for all mining dams in accordance with the new Brazilian regulations released midway through 2020 and we trained our internal team in these new procedures. New EAP guidelines, detailed by specific terms of reference, were published in April, May and June 2021. In 2022, all plans for the units in Brazil were reviewed and filed with their respective government’s environmental agencies.

For more information about our sustainability committee and ESG initiatives, see Information on the Company—Environmental, Social and Governance (ESG) and corporate initiatives—Sustainability Committee and Reporting.”

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

Mining Operations

If neither the conversion nor the backfill method is available, we prefer to use the dry stacking method, which involves removing moisture from tailings and stacking them in layers to form an artificial mountain covered with soil and vegetation, causing it to integrate into the local landscape. We use the dry stacking and backfill methods at our Cerro Lindo mine in Peru since the startup of our mine. In 2019, we started operating a dry stacking facility, which substituted the tailings dam in Vazante. With this new structure, over 80% of our tailings disposal is done either through backfill or dry staking, reducing our exposure to dams. We are currently developing the backfill and dry stacking methods at our Aripuanã greenfield project, which began the ramp-up in July 2022.

When neither of these three methods is possible, we use tailings dams. The dam acts as a solid barrier engineered to prevent the tailings material from escaping to the environment around the mine. We use this method in Peru at our El Porvenir and Atacocha mines and at our Cajamarquilla smelter, and in Brazil at our Vazante and Morro Agudo mines and Juiz de Fora and Três Marias smelters. We also use a combination of the backfill method and tailings dams at our El Porvenir and Atacocha mines in Peru. At the Aripuanã project, we have built a water dam to supply water to our plant. This dam is engineered with borrowed material and uses the technical control of compaction of the soil.

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

We currently have 49 disposal facilities (including tailings dams, dry stacking facilities, effluent dams and products dams), 24 of which are operational and 25 of which are non-operational tailings dams. 16 of the non-operational dams are in the process of being decommissioned, and we have plans to decommission the others. The following is an overview of the dams we have in place at our principal mining and smelting facilities:

Peru

•	At Cerro Lindo, we have no tailings dams, and tailings are disposed of using a combination of the backfill method, two dry stacking structures and two effluent dams.
•	At El Porvenir and Atacocha, tailings are disposed of using a combination of the backfill method and tailings dams; there are two tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At Cajamarquilla, there are three tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At the Chapi mine property, which is currently inactive, there are five non-operational tailings dams.
•	At the Sinaycocha property, which is part of our Atacocha mine property, there are two non-operational tailings dams.

Mining Operations

Brazil

•	At Morro Agudo, most tailings are converted for sale, and the product is stored temporarily at two products dams until it is sold. A separate tailings dam is used to store tailings that are not convertible into product.
•	At our Ambrósia mine, there is one effluent dam in active use. In 2020 the mine was closed, and it is in process of decommissioning.
•	At Vazante, tailings are disposed of using a combination of tailings dams and dry stacking; there is one tailings dam and one effluent dam in active use.
•	At Juiz de Fora, there is one tailings dam in active use, three effluent dams in active use and six non-operational tailings dams, five of which are in the process of being decommissioned.
•	At Três Marias, there are three tailings dams in active use and three non-operational tailings dams, which are in the process of being decommissioned.

Smelting Operations

Smelting operations

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity	Metallic Zinc Production in 2022	Zinc Oxide Production in 2022	Other Products
				(in tonnes of refined zinc per year)	(in tonnes of zinc metal available for sale, includes alloys)	(in tonnes of zinc oxide)
Cajamarquilla	Peru	RLE	Metallic zinc (SHG, CGG jumbos and alloys)	344,436	332,824	0	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac) and zinc oxide	192,199	189,915	40,322	Cadmium briquettes
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	96,923	84,160	0	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				633,558	606,899	40,322

(1)	Including 27,244 tonnes of zinc ashes and drosses, as well as metallic zinc used in the production of zinc oxide, zinc granules and zinc powder.
(2)	Including 3,710 tonnes of zinc ashes and drosses.

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

Smelter sales

We produce various kinds of refined zinc products. In 2022, we sold a total of 575.9 thousand tonnes of our metallic zinc line of products (including SHG, CGG jumbos, alloys, Galvalume and Zamac). In addition, we commercialized 40.3 thousand tonnes of zinc oxide at 80.0% standard zinc content in 2022, totaling 616.2 thousand tonnes of zinc metal products sold, including the resale of 9.3 thousand tonnes from third parties.

In March 2021, one of our calcine suppliers in Peru shut down its facility, reducing our calcine availability and, consequently, impacting our production and sales going forward. During 2022, we were able to mitigate part of this supply decrease by sourcing raw materials from other suppliers, in addition to sales of third-party products.

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America and the only zinc smelter in Latin America outside Mexico and Brazil, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 344.4 thousand tonnes of metallic zinc, the Cajamarquilla smelter produced 332.8 thousand tonnes of zinc metal available for sale in 2022. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine and waelz oxide processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

Smelting Operations

The Cajamarquilla smelter produces zinc primarily from zinc concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2022, the Cajamarquilla smelter consumed approximately 343.7 thousand tonnes of zinc contained in concentrates. In 2022, 30.3% of the zinc contained in concentrates used by the Cajamarquilla smelter was sourced from our mines in Peru and 69.7% was purchased from third parties.

In 2022, the Cajamarquilla smelter sold approximately 340.4 thousand tonnes of metallic zinc, of which 38.3% of the volume was sold to Latin America (including Mexico), 17.0% to Europe, 13.2% to the United States, 8.0% to international traders, 20.6% to Asia and 2.7% to Africa. The Cajamarquilla smelter also produces sulfuric acid, silver concentrate, copper cement, manganese dioxide, oxides (ashes) and cadmium sticks. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Cajamarquilla for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
Input (in tonnes)
Zinc Contained in Concentrate from Our Mines	104,150	130,614	119,843
Zinc Contained in Concentrate from Third Parties	239,587 17,081	213,703 9,583	202,687 1,966
Secondary Raw Material
Total Inputs	360,819	353,899	324,495
Zinc Recovery (%)	94.7	94.3	93.7

Brownfield project

Conversion to Jarosite process

In 2017, we announced our intention to convert our Cajamarquilla smelter to the Jarosite process, which would allow for the recovery of a greater percentage of zinc. The project was estimated to improve the zinc recovery rate by 3.0% at the Cajamarquilla smelter. We initiated the construction phase in 2018 and during 2019 civil works and procurement activities continued to progress. In December 2019, the implementation of the conversion process was suspended due to problems with contractors and suppliers and the project remained on hold following our capital allocation strategy. In 2023, we expect to review and update the engineering studies of the project, for consideration by our capital projects committee.

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 250 km from the Morro Agudo mine and 253 km from the Vazante mine and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from the Morro Agudo mine, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operations of the Vazante and Morro Agudo mines, and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 192.2 thousand tonnes of refined metal per year. Production in 2022 totaled 189.9 thousand tonnes of zinc metal available for sale.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2022, this smelter consumed approximately 184.3 thousand tonnes of zinc contained in concentrates and 3.3 thousand tonnes of secondary raw material.

In 2022, Três Marias sold approximately 151.8 thousand tonnes of metallic zinc and 40.3 thousand tonnes of zinc oxide, of which 74.7% of the volume was sold to Latin America (including Mexico), 4.2% to international traders, 14.0% to Africa, 3.5% to Asia, 3.5% to Europe and 0.1% to the United States. The Três Marias smelter also produces copper/cobalt cement, Oxides (ashes) and cadmium briquettes. These products are sold to local customers.

Smelting Operations

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed and fertilizer industries. In 2022, the production of zinc oxide was approximately 40.3 thousand tonnes. In zinc content, approximately 61.9% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 38.1% of raw material from third parties, in the form of dross and skims, to produce zinc oxide as well as the generation of by-products.

In 2021, the request for environmental licensing for a new expansion of the Três Marias tailings dam was submitted to the environmental agency of the state of Minas Gerais. The licensing process is still being evaluated by the environmental agency of the state of Minas Gerais. Due to changes in legislation, licensing processes are increasingly difficult in the state. As of the date of this filing, the government has not yet made a final assessment for the Preliminary License requested by the Três Marias unit. For more information, see “Mining Operations—Tailings Disposals—Regulatory framework.” See also “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

The following table presents the historical concentrates processed and zinc recovery rate in Três Marias for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
Inputs (in tonnes) (1)
Zinc Contained in Concentrate from Our Mines	146,006	161,070	176,893
Zinc Contained in Concentrate from Third Parties	38,319	30,148	26,403
Secondary Raw Material	3,320	3,231	1,374
Total Inputs	187,645	194,449	204,669
Zinc Recovery (%)	91.6	94.7	94.8

(1) Impacted by higher secondary raw material consumption and concentrates with contaminants (mainly iron and arsenic).

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 96.9 thousand tonnes of metallic zinc per year. In 2022, Juiz de Fora produced 84.2 thousand tonnes of zinc metal available for sale. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc from zinc concentrates and recycled zinc secondary feeds. In 2022, this smelter consumed 71.3 thousand tonnes of zinc contained in concentrates and 17.6 thousand tonnes of zinc from secondary raw material and secondary sources. This smelter also produces sulfuric acid, sulfur dioxide, silver concentrate and copper sulfate.

In 2022, the Juiz de Fora smelter sold approximately 83.7 thousand tonnes of metallic zinc, of which 98.1% of the volume was sold to Latin America (including Mexico) and 1.9% to international traders outside of Latin America.

Smelting Operations

The smelter operated at 60% of its normal production capacity in May and June 2020, in anticipation of a lower market demand due to the global economic conditions due to the COVID-19 pandemic, to normal production level during the second half of 2020. In 2021 and 2022, although we had planned and unplanned maintenances, the Juiz de Fora Smelter operated at high-capacity utilization rates.

The following table presents the historical concentrates processed and zinc recovery rate in Juiz de Fora for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	27,874	27,873	22,291
Zinc Contained in Concentrate from Third Parties	43,419	40,704	47,500
Secondary Raw Material	17,554	16,356	14,925
Total Inputs	88,847	84,933	84,716
Zinc Recovery (%)	93.1	93.6	92.8

Other Operations

Other operations

Transportation and shipping

Concentrates in our mines

Our Cerro Lindo operation transports 100.0% of its concentrates by road. The concentrates are trucked in a dedicated fleet through the Panamericana Sur road to the port of Callao, or to the Cajamarquilla smelter. This transportation is covered by long-term contracts entered with two trucking companies.

Our Atacocha and El Porvenir operations use both road and rail transportation. The concentrates are trucked through the Carretera Central Road to the port of Callao, or to the Cajamarquilla smelter. We also use railway transportation to secure logistic availability and maintain high environmental standards. Our use of railway transportation is covered by a long-term contract.

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

The Peruvian zinc concentrate supplied to the Brazilian smelters is loaded in bulk and sent to the Port of Rio de Janeiro, where it is cleared through customs and then loaded into railcars to the Juiz de Fora smelter or into trucks and railcars to the Três Marias smelter. The ocean freight for this Peruvian zinc is covered by a long-term freight contract.

All the zinc concentrates produced at our Vazante and Morro Agudo mines are transported by road to the Três Marias smelter using two trucking companies. These mines also produce lead and lead/silver concentrates, which are loaded into containers at the mine and are transported using trucks and trains to the Sepetiba Tecon Terminal in Itaguaí, Rio de Janeiro, Brazil. The lead and lead/silver concentrates are then exported in accordance with our annual contracts with container shipping lines.

All the zinc concentrates produced at our Aripuanã mine are transported by road to the Três Marias and Juiz de Fora smelters. The mine also produces lead and copper concentrates, which are loaded into containers at the mine and are transported using trucks and trains to the Terminal in Santos, São Paulo, Brazil. A small portion of zinc, and all lead and copper concentrates are then shipped to foreign customers.

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

Other Operations

We ship all our refined zinc and silver concentrate exports in containers. Transportation of this material is covered by annual agreements with the liner shipping providers, which are responsible for 85.0% of these shipments.

Sales and marketing

We sell most of our products through supply contracts with terms between one and four years. Only a small portion of our products is sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF, FOB and other delivery terms based on Incoterms 2010/2020. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end users and global traders. As a result, we can obtain competitive commercial terms for our products in the long term. In 2022, our top 10 metallic zinc customers represented approximately 50.5% of the total sales volume for such products, with our top 10 zinc oxide customers representing 63.0% of the total sales volume for that product, and our top five concentrate customers represented approximately 88.1% of the total sales volume for such products, in each case excluding intercompany sales.

Concentrates

In 2022, 99.8% of our total production volume of zinc concentrates went to our smelting operations in Peru and Brazil. In 2022, we did not sell Zinc concentrates produced from our Peruvian operations to third-party customers. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements, and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2022, 43.6% of the total zinc raw material consumption in our smelters was produced by our mines and 56.4% was purchased from third parties or obtained from secondary raw materials.

Refined Metals

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•	São Paulo, Brazil;
•	Lima, Peru;
•	Houston, United States; and
•	Luxembourg, Grand Duchy of Luxembourg.

We hold a leadership position in our home market, Latin America (excluding Mexico), with an estimated market share of 89.3% in 2022, according to our sales volume, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In other regions, we hold a strategic position, with estimated market share of 30.6% in Africa, 3.4% in North America, 2.9% in Europe and 0.8% in Asia, according to our sales volumes, import databases and demand forecasts sourced from specialized consultancy groups and customs websites.

In 2022, 81.4% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 18.6% of our total sales were to international traders. Our products are sold to end users in the transport, construction, infrastructure, consumer goods and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2022, 57.8% were to Latin America (including Mexico), 10.5% to Europe, 7.3% to the United States, 5.9% to Africa and 12.5% to Asia, with the remaining 6.0% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month or month prior to shipment.

Other Operations

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 25 different by-products, most of which are sold based on the characteristics of each market or region.

Power and energy supply

Peru

With respect to our Peruvian operating units, we obtained 97.5% (1,878.7 GWh) of the electricity for our operations from the SEIN and 2.5% (47.5 GWh) from our own hydroelectric power plants and the Cajamarquilla cogeneration power plant. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 9,726 kilowatts, or kW. We also received our energy from third parties through electricity supply contracts. Our Cerro Lindo, El Porvenir and Atacocha units have electricity supply contracts with Electroperú S.A., which cover 100% (278.1 GWh), 100% (126.3 GWh) and 57.8% (36.1 GWh) of their electricity requirements, respectively. In July 2019, we signed a new long-term energy agreement with Electroperú S.A, a well-known Peruvian state-owned company, which started supplying energy our operations in Peru in January 2020, totaling a supply of 1,826.0 GWh in 2022. Electroperú was the sole supplier for our operations in Peru following the expiration of an electricity spot supply contract between the Cajamarquilla unit and Engie Energía Perú S.A. (formerly Enersur S.A.) in July 2020. In June 2021, however, another spot contract was signed with Kallpa Generación S.A. for the supply of electricity to the Cajamarquilla unit. The contract, which expired on December 31, 2021, was automatically renewed for another six months, supplying a total of 19.4 GWh in 2021. In 2022, it supplied a total of 52.6 GWh of energy.

The following table sets forth the energy sources and electricity consumption with respect to our Peruvian operating units in 2022.

Operating Unit	Energy Source	Total Energy Consumed in 2022 (GWh)	Percentage of Total Energy Usage in 2022
Third Party
Cerro Lindo	Third Party (Electroperú S.A.)	278.1	14.4%
El Porvenir	Third Party (Electroperú S.A.)	126.3	6.6%
Atacocha	Third Party (Electroperú S.A.)	36.1	1.9%
Cajamarquilla	Third Party (Kallpa Generación S.A.)	52.6	2.7%
Cajamarquilla	Third Party (Electroperú S.A.)	1,385.6	71.8%
Total Energy Usage		1,878.7	97.5%
Own Power Plant
El Porvenir	Own Power Plant (Candelaria)	0	0%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	26.4	1.4%
Cogeneration CJM	Two steam turbines with HRSG from tostación	21.1	1.1%
Total Energy Usage		1,926.2	100.0%

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.8 MW.

Other Operations

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga River. The plant has been operating since 1953 and its installed rated capacity is 5.9 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1937, and was overhauled in 1984, increasing its installed rated capacity of 1.2 MW. Since the beginning of 2020, Marcopampa has been shut off indefinitely. During 2022, Atacocha consumed 26.4 GWh from these plants, which represented approximately 57.8% of the energy usage of the mine.

Brazil

With respect to our Brazilian operations, as of December 31, 2022, energy supply comes from various contracts, and our subsidiary Pollarix S.A (“Pollarix”).

On November 17, 2022, Nexa, through Pollarix, acquired 1.46% of Enercan’s additional shares for US$4 million by exercising its proportional preemptive rights given the withdrawal of one of Enercan’s previous shareholders. Before this date, Nexa and the other shareholders had joint control of Enercan. However, because of this withdrawal, Enercan remaining shareholders exercised their option to obtain these additional shares, which led one of them (not a Nexa-related party) to acquire control over Enercan, causing Nexa and the other shareholders to lose their joint control. Since this date, Nexa stopped recognizing Enercan’s proportion of jointly held assets, liabilities, revenues and expenses and began to recognize it as an associate, through the equity method, as it still holds significant influence over this entity.

The five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests: a 22.4% equity participation in Enercan (Campos Novos hydroelectric power plant), a 100.0% ownership of the hydroelectric power plant Picada located in Minas Gerais, a 12.6% equity participation in the Amador Aguiar I, a 12.6% equity participation in the Amador Aguiar II and a 23.9% equity participation in the Igarapava. These plants have hydroelectric power facilities in the states of Minas Gerais, Santa Catarina and São Paulo. All hydroelectric power plants of Pollarix provide electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora).

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

We have a contract with Auren, which provides energy from various sites, with a total of supply of 5.0 MWavg of energy in 2022. During 2022, it provided electricity only to the Aripuanã mine.

In January 2020, we began a new long-term energy supply agreement with Furnas, a Brazilian energy company, controlled by Eletrobras, to help address the increased electricity demand in our operations. Nexa Brazil currently consumes nearly all the energy supplied by Pollarix and Votorantim Energia in its existing operations. Furnas provides electricity to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora), with 13.8 MWavg per year of energy, which represented 7.2% of our total energy purchased. The agreement is valid for 15 years.

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2022.

Other Operations

Operating Unit	Energy Source	Total Energy Consumed in 2022 (GWh)	Percentage of Total Energy Usage in 2022
Third Party and Own Power Plants	Pollarix S.A,Furnas S.A., Auren and Market
Morro Agudo		75.4	4.8%
Vazante		315.2	19.8%
Três Marias		722.6	45.9%
Juiz de Fora		412.5	26.2%
Aripuanã		56.5	3.3%
Total Energy Usage		1,703.1	100%

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River. The plant has an installed capacity of 880 MW and has been authorized by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL), to produce 379.7 MWavg. In 2022, the plant’s physical guarantee for ballast purposes was 3,901.2 GWh, 17.3% of this total was acquired to our operating plants. During 2022, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 674.4 GWh from Campos Novos, which represented approximately 39.6% of our total energy purchased.

Picada

Picada is a hydroelectric plant located along the Peixe River. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 30.8 MWavg. During 2022, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 264.4 GWh, which represented 15.5% of our total energy purchased.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 32.1 MWavg. During 2022, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 276.1 GWh from Igarapava, which represented approximately 16.2% of our total energy purchased.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 19.5 MWavg. During 2022, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 155.5 GWh from Amador Aguiar I, which represented 9.1% of our total energy purchased.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 16.65 MWavg. During 2022, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 155.5 GWh from Amador Aguiar II, which represented 9.1% of our total energy purchased.

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

Mineral Reserves and Resources

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

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2022, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2022. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates have been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to our estimates of Mineral Reserves and Resources, see “Risk factors—Risks related to our Mineral Reserves and Resources.”

Mineral Reserves and Resources

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2022, prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Total Attributable(1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Proven	22.04	1.75	0.64	21.0	0.21	-	385.9	141.8	14,896	46.8	-
		Probable	12.55	1.26	0.50	25.1	0.23	-	157.5	62.4	10,138	29.2	-
		Subtotal	34.59	1.57	0.59	22.5	0.22	-	543.4	204.2	25,034	76.0	-
El Porvenir (4)	83.48	Proven	2.12	3.70	0.21	67.7	1.12	-	78.4	4.5	4,618	23.6	-
		Probable	10.82	3.58	0.19	65.7	1.06	-	387.9	20.9	22,843	114.6	-
		Subtotal	12.94	3.60	0.19	66.0	1.07	-	466.3	25.4	27,461	138.2	-
Vazante (5)	100	Proven	6.82	9.98	-	18.0	0.30	-	680.6	-	3,949	20.5	-
		Probable	6.68	9.30	-	12.4	0.23	-	621.2	-	2,670	15.4	-
		Subtotal	13.50	9.64	-	15.2	0.27	-	1,301.8	-	6,619	35.9	-
Aripuanã (6)	100	Proven	8.41	3.25	0.29	29.1	1.18	0.24	273.4	24.0	7,863	99.1	64.0
		Probable	21.71	3.48	0.12	33.2	1.28	0.22	755.9	26.4	23,163	278.6	156.0
		Subtotal	30.12	3.42	0.17	32.1	1.25	0.23	1,029.3	50.4	31,026	377.7	220.0

Total		Proven	39.39	3.60	0.43	24.7	0.48	0.05	1,418.3	170.3	31,326	190.0	64.0
		Probable	51.76	3.71	0.21	35.3	0.77	0.10	1,922.5	109.6	58,814	437.8	156.0
		Total	91.15	3.67	0.31	30.8	0.69	0.08	3,340.8	280.0	90,140	627.8	220.0

Notes:

* Numbers may not add due to rounding.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2022 prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine, Atacocha underground mine and Atacocha open pit mine do not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest	Class	Total(2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold

	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo(3)	83.48	Proven	26.40	1.75	0.64	21.0	0.21	-	462.2	169.9	17,843	56.0	-
		Probable	15.03	1.26	0.50	25.1	0.23	-	188.7	74.7	12,144	35.0	-
		Subtotal	41.43	1.57	0.59	22.5	0.22	-	650.9	244.6	29,987	91.0	-
El Porvenir(4)	83.48	Proven	2.54	3.70	0.21	67.7	1.12	-	94.0	5.4	5,532	28.3	-
		Probable	12.96	3.58	0.19	65.7	1.06	-	464.6	25.0	27,362	137.3	-
		Subtotal	15.50	3.60	0.19	66.0	1.07	-	558.6	30.4	32,894	165.6	-
Vazante(5)	100	Proven	6.82	9.98	-	18.0	0.30	-	680.6	-	3,949	20.5	-
		Probable	6.68	9.30	-	12.4	0.23	-	621.2	-	2,670	15.4	-
		Subtotal	13.50	9.64	-	15.2	0.27	-	1,301.8	-	6,619	35.9	-
Aripuanã(6)	100	Proven	8.41	3.25	0.29	29.1	1.18	0.24	273.4	24.0	7,863	99.1	64.0
		Probable	21.71	3.48	0.12	33.2	1.28	0.22	755.9	26.4	23,163	278.6	156.0
		Subtotal	30.12	3.42	0.17	32.1	1.25	0.23	1,029.3	50.4	31,026	377.7	220.0

Total		Proven	44.17	3.42	0.45	24.8	0.46	0.05	1,510.2	199.3	35,187	203.9	64.0
		Probable	56.38	3.60	0.22	36.0	0.83	0.09	2,030.4	126.1	65,339	466.3	156.0
		Total	100.55	3.52	0.32	31.1	0.67	0.07	3,540.6	325.4	100,526	670.2	220.0

Notes:

* Numbers may not add due to rounding.

(1)	The total tonnage and content amounts presented in this table represent Nexa’s attributable ownership basis.
(2)	The total amounts and content presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the Mineral Reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(3)	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR break-even cut-off value of US$48.11/t processed. Some incremental material with values between US$38.05/t and US$48.11/t was included. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,826.35/t (US$1.28/lb), Pb: US$2,043.95/t (US$0.93/lb); Cu: US$7,398.47/t (US$3.36/lb); Au: US$1,474.88/oz; and Ag: US$19.93/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.42% for Zn, 81.06% for Pb, 60.00% for Cu, 75.10% for Ag, and 67.8% for Au. Recoveries at the LOM average head grades for stringer material are 88.68% for Cu, 50.00% for Ag, and 63.00% for Au. A minimum mining width of 4.0 m was applied.

Mineral Reserves and Resources

(4)	The qualified person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at NSR cut-off grade values ranging from US$57.99/t to US$62.37/t depending on the zone and mining method. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,826.35/t (US$1.28/lb); Pb: US$2,043.95/t (US$0.93/lb); Cu: US$7,398.47/t (US$3.36/lb); and Ag: US$19.93/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 88.85% for Zn, 79.73% for Pb, 11.81% for Cu, and 63.00% for Ag. Minimum mining width of 5.0 m was applied. Average Bulk density of 2.94 t/m3.
(5)	The qualified person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$ 60.61/t processed. Mineral Reserves are estimated using average metal prices of Zn: US$2,826.35/t (US$1.28/lb); Pb: US$2,043.95/t (US$0.93/lb); and Ag: US$19.93/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 87.20% for Zn, 40.74% for Pb, and 42% for Ag. A minimum mining width of 4.0 m was applied. Average Bulk density of 2.8 t/m3.
(6)	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR break-even cut-off value of US$48.11/t processed. Some incremental material with values between US$38.05/t and US$48.11/t was included. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,826.35/t (US$1.28/lb), Pb: US$2,043.95/t (US$0.93/lb); Cu: US$7,398.47/t (US$3.36/lb); Au: US$1,474.88/oz; and Ag: US$19.93/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.42% for Zn, 81.06% for Pb, 60.00% for Cu, 75.10% for Ag, and 67.8% for Au. Recoveries at the LOM average head grades for stringer material are 88.68% for Cu, 50.00% for Ag, and 63.00% for Au. A minimum mining width of 4.0 m was applied.

Mineral Reserves and Resources

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2022 prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)	Class	Total Attributable(1)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Measured	4.49	1.84	0.62	22.2	0.23	-	82.6	27.8	3,205	10.3	-
		Indicated	2.69	1.15	0.49	25.6	0.24	-	30.9	13.2	2,214	6.5	-
		Subtotal	7.18	1.58	0.57	23.5	0.23	-	113.5	41.0	5,419	16.8	-
		Inferred	7.09	1.65	0.24	37.1	0.45	-	117.0	17.0	8,457	31.9	-
El Porvenir (4)	83.48	Measured	0.29	3.31	0.21	70.5	1.10	-	9.6	0.6	657	3.2	-
		Indicated	2.54	3.04	0.20	57.1	0.92	-	77.2	5.1	4,663	23.4	-
		Subtotal	2.83	3.07	0.20	58.5	0.94	-	86.8	5.7	5,320	26.6	-
		Inferred	8.92	3.83	0.19	72.9	1.05	-	341.6	16.9	20,907	93.7	-
Vazante (5)	100	Measured	0.63	8.32	-	14.8	0.24	-	52.4	-	300	1.5	-
		Indicated	3.90	5.97	-	6.8	0.19	-	233.0	-	858	7.6	-
		Subtotal	4.53	6.30	-	8.0	0.20	-	285.4	-	1,158	9.1	-
		Inferred	15.15	9.53	-	12.7	0.19	-	1443.1	-	6,184	29.2	-
Aripuanã (6)	100	Measured	0.40	1.87	0.41	23.4	0.70	0.40	7.5	1.6	301	2.8	5.1
		Indicated	2.55	2.26	0.19	21.2	0.82	0.31	57.6	4.8	1,738	20.9	25.4
		Subtotal	2.95	2.21	0.22	21.5	0.80	0.32	65.1	6.4	2,039	23.7	30.5
		Inferred	38.55	2.41	0.30	29.5	1.02	0.46	929.1	115.7	36,563	393.2	570.1
Total		Measured	5.81	2.62	0.52	23.9	0.31	0.03	152.1	30.0	4,463	17.8	5.1
		Indicated	11.68	3.41	0.20	25.2	0.50	0.07	398.7	23.1	9,473	58.4	25.4
		Total	17.49	3.15	0.30	24.8	0.44	0.05	550.8	53.1	13,936	76.2	30.5
		Inferred	69.71	4.06	0.21	32.2	0.79	0.25	2830.8	149.6	72,111	548.0	570.1

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2022 prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)	Class	Tonnage(2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Measured	5.38	1.84	0.62	22.2	0.23	-	99.0	33.4	3,840	12.4	-
		Indicated	3.22	1.15	0.49	25.6	0.24	-	37.0	15.8	2,650	7.7	-
		Subtotal	8.60	1.58	0.57	23.5	0.23	-	136.0	49.2	6,490	20.1	-
		Inferred	8.49	1.65	0.24	37.1	0.45	-	140.1	20.4	10,127	38.2	-
El Porvenir (4)	83.48	Measured	0.35	3.31	0.21	70.5	1.10	-	11.6	0.7	793	3.9	-
		Indicated	3.04	3.04	0.20	57.1	0.92	-	92.4	6.1	5,581	28.0	-
		Subtotal	3.39	3.07	0.20	58.5	0.94	-	104.0	6.8	6,374	31.9	-
		Inferred	10.68	3.83	0.19	72.9	1.05	-	409.0	20.3	25,032	112.1	-
Vazante (5)	100	Measured	0.63	8.32	-	14.8	0.24	-	52.4	-	300	1.5	-
		Indicated	3.90	5.97	-	6.8	0.19	-	233.0	-	858	7.6	-
		Subtotal	4.53	6.30	-	8.0	0.20	-	285.4	-	1,158	9.1	-
		Inferred	15.15	9.53	-	12.7	0.19	-	1443.1	-	6,184	29.2	-
Aripuanã (6)	100	Measured	0.40	1.87	0.41	23.4	0.70	0.40	7.5	1.6	301	2.8	5.1
		Indicated	2.55	2.26	0.19	21.2	0.82	0.31	57.6	4.8	1,738	20.9	25.4
		Subtotal	2.95	2.21	0.22	21.5	0.80	0.32	65.1	6.4	2,039	23.7	30.5
		Inferred	38.55	2.41	0.30	29.5	1.02	0.46	929.1	115.7	36,563	393.2	570.1
Total		Measured	6.76	2.52	0.53	24.1	0.30	0.02	170.5	35.7	5,234	20.6	5.1
		Indicated	12.71	3.30	0.21	26.5	0.51	0.06	420.0	26.7	10,827	64.2	25.4
		Total	19.47	3.03	0.32	25.7	0.44	0.05	590.5	62.4	16,061	84.8	30.5
		Inferred	72.87	4.01	0.21	33.3	0.79	0.24	2921.3	156.4	77,906	572.7	570.1

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

(1)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM Geo, a Nexa Resources employee. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

Mineral Reserves and Resources

(2)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM (CP) Geo, a Nexa Resources employee. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$42.65/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.31/t (US$1.47/lb), Pb: US$2,350.54/t (US$1.07/lb); Cu: US$8,508.24/t (US$3.86/lb); and Ag: US$22.92/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades 88.72% for Zn, 66.75% for Pb, are 85.92% for Cu, and 68.8% for Ag. A minimum mining width of 4 m was used to create resource shapes. Bulk density varies depending on mineralization domain.
(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at NSR cut-off grade values ranging from of US$57.99/t to US$60.71/t for SLS areas and US$59.65/t to US$62.37 for C&F areas depending on the zone. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.31/t (US$1.47/lb), Pb: US$2,350.54/t (US$1.07/lb); Cu: US$8,508.24/t (US$3.86/lb) and Ag: US$22.92/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 88.85% for Zn, 79.73% for Pb, 11.81% for Cu, and 63.00% for Ag. A minimum mining width of 4 m was used for C&F and SLS resource stopes shapes respectively. Bulk density varies depending on mineralization domain.
(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (Calamine) the resources are estimated at a NSR cut-off value of US$23.13/t for soil and US$28.38/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated ate a NSR cut-off value of US$29.40/t and for Hypogene Mineralization (Willeminte) a cut-off value of US$60.61/t for all resources shapes. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.31/t (US$1.47/lb), Pb: US$2,350.54/t (US$1.07/lb); and Ag: US$22.92/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average hypogene mineralization (Willemita) head grades are 87.20% for Zn, 40.74% for Pb, and 42.0% for Ag. Recovery at supergene mineralization is 55.00% for Zn. Recoveries for Tailings are 68.11% for Zn, 38.46% for Pb and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for Calamine and above original topography for tailings. Bulk density was assigned based on rock type.
(6)	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources reported using a cut-of value of US$48.11/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.31/t (US$1.47/lb), Pb: US$2,350.54/t (US$1.07/lb); Cu: US$8,508.24/t (US$3.86/lb); Au: US$1,696.11/oz; and Ag: US$22.92/oz. Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical test work and are variable as a function of head grade. Recoveries at the LOM average head grades for stratabound material are 89.42% for Zn, 81.06% for Pb, 60% for Cu, 75.10% for Ag, and 67.80% for Au. Recoveries at the LOM average head grades for stringer material are 88.68% for Cu, 50.00% for Ag, and 63.00% for Au. A minimum thickness of 3.0 m was used for stopes shapes. Bulk density varies depending on mineralization domain.

Mineral Reserves and Resources

The following table shows our estimates of Attributable Mineral Resources for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2022 prepared in accordance with Regulation S-K 1300.

	Ownership (%)	Class	Total Attributable(1)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground) (3)	75.96	Measured	2.10	4.18	-	78.9	1.52	-	87.7	-	5,327	31.9	-
		Indicated	3.27	4.15	-	76.0	1.43	-	135.7	-	7,990	46.8	-
		Subtotal	5.37	4.16	-	77.1	1.47	-	223.4	-	13,317	78.7	-
		Inferred	6.16	4.45	-	82.0	1.26	-	274.1	-	16,240	77.6	-
Atacocha (Open pit) (4)	75.96	Measured	2.42	1.04	-	36.9	1.02	0.25	33.2	-	2,871	24.7	19.5
		Indicated	5.22	1.09	-	30.0	0.94	0.19	74.9	-	5,035	49.1	31.9
		Subtotal	7.64	1.41	-	32.2	0.97	0.21	108.1	-	7,906	73.8	51.4
		Inferred	2.92	1.13	-	31.7	1.01	0.20	43.4	-	2,976	29.5	18.8
Morro Agudo (5)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	12.77	3.56	-	-	0.60	-	455.1	-	-	76.6	-
		Subtotal	12.77	3.56	-	-	0.60	-	455.1	-	-	76.6	-
		Inferred	4.00	3.93	-	-	0.57	-	157.1	-	-	22.9	-
Total		Measured	4.52	2.67	-	56.4	1.25	0.13	120.9	-	8,198	56.6	19.5
		Indicated	21.26	3.13	-	19.1	0.81	0.05	665.7	-	13,025	172.5	31.9
		Total	25.78	3.05	-	25.6	0.89	0.06	786.6	-	21,223	229.1	51.4
		Inferred	13.08	3.63	-	45.7	0.99	0.04	474.6	-	19,216	130.0	18.8

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our other operating mines which do not currently have estimated Mineral Reserves as of December 31, 2022 prepared in accordance with Regulation S-K 1300.

	Ownership (%)	Class	Tonnage (2)	Grade					Contained Metal
				Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Atacocha (Underground) (3)	75.96	Measured	2.76	4.18	-	78.9	1.52	-	115.3	-	7,001	42.0	-
		Indicated	4.31	4.15	-	76.0	1.43	-	178.9	-	10,531	61.6	-
		Subtotal	7.07	4.16	-	77.1	1.47	-	294.2	-	17,532	103.6	-
		Inferred	8.11	4.45	-	82.0	1.26	-	360.9	-	21,381	102.2	-
Atacocha (Open pit) (4)	75.96	Measured	3.19	1.04	-	36.9	1.02	0.25	33.2	-	3,784	32.5	25.6
		Indicated	6.87	1.09	-	30.0	0.94	0.19	74.9	-	6,626	64.6	42.0
		Subtotal	10.06	1.07	-	32.2	0.97	0.21	108.1	-	10,410	97.1	67.6
		Inferred	3.84	1.13	-	31.7	1.01	0.20	43.4	-	3,914	38.8	24.7
Morro Agudo (5)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	12.77	3.56	-	-	0.60	-	455.1	-	-	76.6	-
		Subtotal	12.77	3.56	-	-	0.60	-	455.1	-	-	76.6	-
		Inferred	4.00	3.93	-	-	0.57	-	157.1	-	-	22.9	-
Total		Measured	5.95	2.50	-	56.4	1.25	0.13	148.5	-	10,785	74.5	25.6
		Indicated	23.95	2.96	-	22.3	0.85	0.05	708.9	-	17,157	202.8	42.0
		Total	29.90	2.87	-	29.1	0.93	0.07	857.4	-	27,942	277.3	67.6
		Inferred	15.95	3.52	-	49.3	1.03	0.05	561.4	-	25,295	163.9	24.7

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

(1)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM Geo, a Nexa Resources employee. The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.
(2)	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM Geo, a Nexa Resources employee. The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Mineral Reserves and Resources

(3)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a NSR cut-off value of US$62.81/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.3/t (US$1.47/lb), Pb: US$2,350.5/t (US$1.07/lb); and Ag: US$22.92/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 85.35% for Zn, 84.65% for Pb, and 76.19% for Ag. A minimum mining width of 4 m was used for resources shape. Density was assigned based on rock type.
(4)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$23.81/t. Some marginal material with cut-off value of US$21.69/t was included. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.3/t (US$1.47/lb), Pb: US$2,350.5/t (US$1.07/lb); Au: US$1,696.11/oz; and Ag: US$22.92/oz. Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 70.44% for Zn, 83.64% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral resources are reported within open pit shell. Density was assigned based on rock type.
(5)	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within underground mining shapes and the NSR cut-off values are calculated based on the life of mine costs for each mine. Morro Agudo: US$52.43/t and Bonsucesso: US$55.85/t. Mineral Resources are estimated using an average long-term metal prices of Zn: US$3,250.3/t (US$1.47/lb) and Pb: US$2,350.5/t (US$1.07/lb). Metallurgical recoveries are accounted for in the NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Morro Agudo are 90.47% for Zn and 75.46% for Pb, and for Bonsucesso are 92.5% for Zn and 55.73% for Pb. A minimum thickness of 3 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground. Density was assigned based on rock type.

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

Nexa Quality Control include three types of duplicates (pulp, coarse rejects and half core duplicates), blank controls and certified standards. Inter-laboratory checks are also carried out on an annual basis at certified laboratories. Fusion database has a collection of pre-defined QA/QC charts for each type of control where Nexa parameters for each control are built in. All blanks and certified standards are approved and registered in Fusion by the database administrator. Nexa protocols for construction and certification of new standards from operating mines and projects include a minimum of ten laboratories and minimum of ten samples per lab in the Round Robin. Laboratories need to be form different continents and only three laboratories from the same group are allowed.

Mineral Reserves and Resources

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

Capital Expenditures

Capital expenditures

Our capital expenditures from January 1, 2020 through December 31, 2022 totaled US$1,225.6 million and we have budgeted US$310.0 million for 2023, reflecting an 18.6% decrease compared to our 2022 investment mainly driven by completion of construction at the Aripuanã project. Our projections include US$7.0 million directed towards expansion projects and US$286.0 million towards non-expansion investments, mainly related to sustaining and HSE. The following table sets forth our capital expenditures for the periods indicated.

For the Year Ended December 31,
2022	2021	2020

	(in millions of US$)
Capital Expenditures
Expansion (1)	88.5	271.2	221.7
Modernization	10.3	8.8	8.1
Sustaining	239.7	189.0	107.5
Health, Safety and Environment (“HSE”)	40.1	31.6	16.2
Others	1.1	3.6	1.3
Subtotal	379.7	504.3	354.8
Reconciliation to Financial Statements (2)	1.6	3.6	(18.3)
Total	381.2	507.9	336.5

(1)	For a description of the projects, see “Information on the Company—Mining operations.”
(2)	The amounts under “Reconciliation to Financial Statements” are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits"

Our main capital expenditures during the years ended December 31, 2022, 2021 and 2020 include the following:

•	In 2022, our capital expenditures were US$381.2 million, a 24.9% decrease compared to 2021, mainly due to a decrease in growth capital expenditures related to the conclusion of construction at Aripuanã, which was partially offset by an increase in sustaining Capex, including US$46 million invested in the Aripuanã mine.
•	In 2021, our capital expenditures were US$507.9 million, a 51.0% increase compared to 2020, mainly due to expenditures related to the construction of the Aripuanã project (50.7% of total Capex) and higher non-expansion investments, including an increase in Sustaining and HSE expenses to historical levels, which were minimal in 2020 due to the impact of the COVID-19 pandemic.
•	In 2020, our capital expenditures were US$336.5 million, mainly due to effects of the COVID-19 pandemic in international prices and demand in 1H21, leading to our decision to reduce exploration projects and maintain only essential investments (non-expansion), except for Aripuanã. In 2020, 65.9% of our capital expenditures were related to expansion, primarily the construction of Aripuanã (US$187 million), as well as the Vazante mine deepening project (US$13 million), which aims to extend the life of mine by seven years.

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

Environmental, Social and Governance (ESG)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

We are committed to fully integrating sustainability into our business through a comprehensive approach based on systematic planning and execution, prioritizing risk and impact management, and establishing a positive social, economic and environmental legacy in the places where we operate. Our practices related to ESG are continuously evolving to adapt to new framework, and regulatory and disclosure requirements, as well as to consider best practices and respond to stakeholder feedback.

Nexa integrates sustainability practices into its business, focused on generating a positive social, economic and environmental impact in the places where it operates. Within this context, the Company has a multidisciplinary and integrated task force that is continually assessing and refining its Environmental, Social and Governance (“ESG”) strategy and future actions including risks analyses with respect to climate change and global, regional and local weather conditions, as well as those related to the emission of greenhouse gases, among other matters. In October 2022, Nexa formally announced updated medium- and long-term goals regarding its ESG strategy. The Company disclosed updated targets related to key ESG topics, such as climate change, water consumption, safety and diversity, and social commitments. In 2022, Nexa also announced its ESG purpose as “Mining that changes with the world.” Nexa’s ESG strategy takes a long-term approach, and as a result the Company could in the future change its accounting estimates, assumptions and judgments regarding new definitions, practices or commitments that would be assumed by management in relation to its ESG strategy.

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

Our CNG committee assists our board of directors in fulfilling its governance and supervisory responsibilities and advises our board of directors with respect to evaluation and monitoring of compensation models and policies and other related matters. The committee’s responsibilities also include the supervision and approval of our social responsibility plans and policies. We also have a sustainability and capital projects committee (“sustainability committee” or “SCP committee”) that oversees sustainability-related issues, which include the prioritization of safe and sustainable business practices with respect to environmental, health, safety and social matters, as well as the oversight of the management and governance of our tailings disposals. The sustainability committee also oversees our capital projects, monitoring technical, economic and social issues with respect to our projects, including exploration, development, licensing, construction and operation of mines and metallurgical plants and key assets for our strategy and growth.

During 2021 and 2022, our CNG and sustainability committees oversaw and contributed to our ESG strategy plan. The CNG committee focused on the governance approach, while the sustainability committee oversaw and contributed to the environmental and social aspects of ESG. Both committees ensured that we were considering material and relevant topics to Nexa and its stakeholders, as well as proposing reasonable ESG targets and benchmarks.

Environmental, Social and Governance (ESG)

In 2022, our sustainability committee reaffirmed our ESG strategy, restated our framework and approved new long-term targets. The sustainability committee also reviewed the plan presented by management for the projects and stages necessary for Nexa to achieve its ESG commitments.

During 2022, Nexa also concluded an internal ESG ownership project, which focused on introducing ESG into Nexa’s overall governance strategy and defining how the Company intends to address ESG internally with respect to key ESG topics.

The audit committee is also involved in ESG matters, in particular with respect to the analysis of the impact on financial reporting, as well as preparedness in order to meet financial reporting and disclosure requirements that may be implemented in the near future. In 2022, we updated the charters of each of our committees (except for the Finance Committee) and the internal rules for our Board of Directors to reflect their respective responsibilities with regards to the oversight and implementation of our ESG commitments.

ESG Commitments

In October 2022, we announced our new long-term ESG commitments, aligned with the Paris Agreement and focused on reducing the impacts of climate change. We adopted a new ESG Governance framework that is intended to enable Nexa to enhance our position in the industry and capture potential opportunities. Nexa’s eight long-term sustainability commitments, which we aim to achieve by 2030, are focused on four areas: emission reduction and neutrality; safety; water usage and disposal; and plurality.

Emission Reduction and Neutrality: Nexa has been reducing GHG emissions for more than a decade, and currently has one of the lowest carbon footprints in the world in the zinc production industry (scopes 1 and 2). In alignment with the Paris Agreement, Nexa’s goal is to reach net zero by 2050. Our commitments in this category are:

•	Absolute reduction of scope 1 emissions by 20% (52 thousand tons of CO2 equivalent), keeping Nexa’s electrical energy matrix almost entirely composed of renewable sources[1] by 2030;
•	Reach net neutrality – the balance between carbon emissions and absorption – by 2040; and
•	Reach net-zero greenhouse gas emissions (“GHG”) by 2050.

In order to reduce greenhouse gas emissions, Nexa is currently developing innovative projects in collaboration with different partners to improve its performance in the use and increase of clean energy, with projects aimed at optimizing treatment and operational systems.

Safety: Nexa seeks to be a model when it comes to safety, focusing on building a safer environment with zero fatalities and a reduction of severe accidents through a robust cultural transformation program in health and safety, including awareness campaigns, counseling, and monitoring for both employees and third parties. Our commitments in this category are:

•	Zero fatalities in all operating units (annually); and
•	By 2030, consolidate all units in the first quartile of the mining industry with regard to the Total Recordable Injury Frequency Rate (“TRIFR”).

Water usage and disposal: Nexa prioritizes the responsible management of water and seeks to reduce its consumption by 2030. Our commitment in this category are:

•	10% reduction of water consumption in mining operations (from 1.68 m³/ton of run-of-mine (“ROM”) - crude ore, extracted directly from the mine without undergoing any kind of processing - to 1.51 m³/ton of ROM) and metallurgy units (from 24.01 m³/ton of metal to 21.61 m³/ton of metal), considering as a baseline the consumption of the last 12 months (September 2021 - August 2022).

[1] 99.4% renewable energy (Annual report 2021)

Environmental, Social and Governance (ESG)

Plurality (diversity, equity, and inclusion): Nexa is committed to being an increasingly plural company which emphasizes diversity, equity, and inclusion, to promote an environment of opportunity, recognition, and acceptance for all. Our commitments in this category are:

•	30% of women in the workforce by 2030;
•	30% of women in leadership positions by 2030.

As of the date of this report, our workforce is made up of 16.7% women, with 22.1% serving in leadership positions. The workforce at the Aripuanã mine in Brazil is currently 30% women.

In 2022, we developed a dedicated website to provide our stakeholders and investors with greater transparency about our ESG initiatives: www.nexaresources.com/esg. Information contained on our website is not incorporated by reference into this report, and you should not consider it to be part of this report. Booklets and videos were also developed to expand the communication of ESG topics internally and externally throughout Nexa.

In the second half of 2023, we intend to publish another edition of our sustainability report as of 2022 that will outline our ongoing commitment to ESG and discuss a range of strategy, risk and governance-related matters that we have implemented or are implementing to accelerate our ESG initiatives. The annual report follows the guidelines of the International Integrated Reporting Council (IIRC) and the Global Reporting Initiative (GRI), Core option, in addition to the guidelines of the Sustainability Accounting Standards Board (SASB) and recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD). The information contained is submitted to external assurance.

In 2022, ESG targets were considered in senior leadership goals panels, as well as for employees who were eligible for variable compensation, representing 20% of the executive’s short-term incentives and 10% for other managerial or professional levels. Two options were followed: (i) a corporate goal based on initiatives connected with key topics on the ESG Strategy; (ii) specific goals that were unfolded according to the responsibilities of the area and the projects related to the theme to give a sense of responsibility to all employees on the subject.

Nexa Materiality Matrix

The Nexa materiality matrix defines the issues that are most relevant to our business and our stakeholders, guiding how we plan and execute our ESG initiatives. We use this matrix to help inform our sustainability strategies and to ensure that our sustainability disclosures include the issues of most interest to our business and stakeholders in line with the principles established by the International Integrated Reporting Council (“IIRC”) and Global Reporting Initiative (“GRI”). In 2020, we updated our matrix to evaluate the most relevant topics for the mining and metals sector by incorporating the Sustainability Accounting Standards Board (“SASB”) guidelines for the mining and metals sector and other sector benchmarks. The matrix additionally includes a survey of external stakeholders. We combined the results of these surveys with insights from our sustainability committee and leadership teams to define the 12 material topics that are most relevant to us and to our stakeholders. By reviewing these material topics regularly, we seek to guide our reporting and management strategies, considering the short, medium, and long-term context, impacts, risks and opportunities of each material topic. We intend to review the materiality matrix in 2023.

Nexa’s current material topics leads corporate goals and ESG management guidelines towards the following themes: waste and tailings management, climate change (formerly called emissions), water resources management, dam management, social management, health, safety and well-being, plurality (formerly called diversity), decommissioning, innovation, ethics and compliance, operational excellence and reputation. The new ESG long-term commitments that Nexa announced in October 2022 are an important part of some of these topics, enhancing the Company’s commitment to a more sustainable operation.

Environmental, Social and Governance (ESG)

Environmental

•	Waste and tailings management. We aim to reduce our residue footprint. Our activities generate a significant amount of waste. We seek to reduce the generation of mining and metallurgical waste, complying with applicable local legislation, and acting in accordance with our strategic commitment, attempting to co-create a positive legacy for society. Our Morro Agudo site is considered a pioneer in eliminating waste production with one of the main projects being agricultural lime powder, also known as Zincal200. The project is based on technology created to reprocess the tailings produced in the zinc beneficiation process, which used to be dumped in dams. In addition, our Cerro Lindo and Vazante mines already use the dry stacking method for tailings disposal (and our Aripuanã project is also designed to use the same). Peru’s mining operating units have a significant volume of tailings disposed in the backfill system. Approximately, 31.8% of the tailings generated by Nexa were disposed of in dams in 2022, as compared to 31% in 2021.
•	Climate change. We are also committed to reducing greenhouse gas emissions to minimize our impact on climate change, contributing to a low-carbon economy. We consume large amounts of energy due to the nature of our activities and transportation processes, which is why we seek new technologies and progress in sustainable energy generation. Much of the electric energy consumed by our operations is from renewable and low emission sources, predominantly hydroelectricity. In 2020, we implemented a project for a biomass boiler at the Três Marias unit, in which fuel oil was substituted by eucalyptus wood chips and sugar cane bagasse, highlighting our commitment to energy efficiency. Another important initiative is underway at the Cajamarquilla unit in Peru, which includes the substitution of diesel oil with natural gas, made viable through the implementation of a gas pipeline in the region. At the Juiz de Fora unit, we have an ongoing project to replace natural gas by reusing solid waste as fuel to generate steam. We remain committed to diminish our waste volumes and transforming them into secondary products, reducing the usage of our tailing dams. In 2022, we consolidated the use of tools for calculating GHG emissions following the GHG Protocol in all operating units and corporate areas, as well as progressed on mapping out its strategy with respect to measuring scope 3 emissions.
•	Water resources management. Our target is to reduce water consumption and increase recirculation. Mining activity involves technical procedures in which water assumes an important role, both for extraction and processing, making it even more important to reduce water use and increase reuse throughout the value chain. Advanced investments in efficient water recirculation programs contribute not only to lowering the intake of new water but also reducing the volume of effluents and the environmental impact of the discharge. In 2022, we have allocated approximately 36% of our environmental spending resources (as compared to 30% in 2021) towards efforts to keep our effluents disposed through proper treatment and to comply with the new dam legislation published in the year. In our Cerro Lindo mine, we have 91.2 % of water recirculation. We use a desalination plant, extracting salt by a reverse osmosis process and pumping it up to a plant, at an altitude of 2,200 meters. In an area with scarcity of water resources, this technology is important to avoid competing with the local population in demand for water. In addition, we encourage and guide the community in the region to store rainwater.
•	Dam management. Tailings disposals are one of the main risks associated with mining activity. We have safe tailings disposal practices, and we constantly review our dam management policy, which goes beyond the requirements of the legislation of the jurisdictions in which we operate. We apply guidelines from the ICOLD to control and monitor our 48 dams and tailings deposits (24 in Brazil and 24 in Peru). We also have 7 Golden Rules for Managing Dams and Tailings Sites, which are internal guidelines that we use to ensure the management of geotechnical structures and the safety of all employees and third parties. All of our projects are required to comply with these guidelines and any non-compliance must be analyzed by the audit team.
•	Decommissioning. Our activities impact the environment and the communities in the vicinity of our units. As a way of minimizing these impacts, we seek to designate alternative future uses, with the goal of co-creating a positive legacy in neighboring communities, free of environmental liabilities. Some of our achievements include: the definition of general guidelines for decommissioning (governance and corporate committee for approval of new plans); assessment of future uses and preliminary liabilities valuation; integrated management of decommissioning cash flow; and review of our decommissioning plans and updated Asset Retirement Obligation (“ARO”) costs and liabilities. We also perform benchmark visits to assess best practices in decommissioning. For further details on our ARO and environmental obligations revisions, see Note 27 to our consolidated financial statements.

Environmental, Social and Governance (ESG)

We have developed decommissioning plans for all of our units that not only go beyond adopting best-practices and regulatory requirements from our operating markets (Peru and Brazil) but are also based on international standards from the EPA and Minerals Council of Australia (“MCA”). These plans are developed at early stages of the projects, which are initially conceptual, and are revised and updated every five years or whenever there is a material change in the unit’s operations. In addition, we develop a technical execution plan to decommission two years prior to closure which is submitted to local authorities in Brazil, while in Peru the execution plan submission is defined when the EIA is approved and updated every five years or when there is a need to update information.

Social

~~•~~	Social development. We aim to develop mutually beneficial relationships with the communities in which we operate. The object of Nexa’s social strategy to leave a long-lasting relevant legacy for local communities (including rural producers, suppliers and local entrepreneurs) by contributing to the improvement of social indicators and the quality of life of the people living in the municipalities near our operations. In 2022, we re-prioritized our social management strategy with respect to investments, focusing on assertive and value-added projects, which demands a structured partnership with communities to minimize reputational risks and business impacts. As a result, global strategic themes were simplified to foster ongoing business development of Nexa and its host communities, as well as maintaining a social license to operate and co-creating a positive legacy. Four pillars were determined to guide the Company’s plan on social development: (i) Income Generation: to enhance local economic development through the qualification of local suppliers/entrepreneurs and rural producers; (ii) Water: to protect water springs and develop projects focused on revitalization, rainwater harvesting and/or water quality improvement; (iii) Education: to contribute to basic and technical education, aiming at improving the qualification of the local population for the job market, especially young people and adults; and (iv) Social License to Operate: to fulfill social and legal commitments to stakeholders, focused on mitigating impacts and obtaining social licenses to operate in the host communities.
In addition, in 2022, we dedicated over 11,980 hours to volunteer action across our units, benefitting more than 395 people. Our focus in 2022 was to carry out volunteer work with greater social impact.

In Aripuanã, we have a qualification program for future mine and plant operating professionals. In 2022, we had 334 candidates enrolled, of which approximately 158 received professional qualifications in maintenance and automation and geology and surveying. The company hired 142 people who attended the qualification program, of which 66% are men and 34% are women.

In Cerro Lindo, we have an approximately year-long dual training program to train future technicians for the mining and plant that consists of classroom lessons providing a theoretical understanding coupled with practical classes which take place in UMCL facilities. In 2022, the program benefited 14 men and women from our DIA (Direct Influence Areas). At the end to the program, we expect to hire 100% of the trainees.

•	Health, safety and well-being. Our goal is to reduce our injury frequency rate and to reduce fatalities to zero. We continuously invest in strengthening a culture focused on safety and health for both our own as well as outsourced employees, through training, especially for risky activities, and in enhancing working conditions. We launched a quality-of-life program in 2016, seeking to emphasize the dimensions of integral health. We also have health initiatives in place for the Aripuanã project, aimed at disease prevention and a much healthier operating environment (i.e., Dust Zero Project). We also try to maintain the adequacy level of Nexa’s chemical management flow, which includes both the products used and produced. For further discussion of our safety records, please refer to “Health and safety compliance” in the following section.

Environmental, Social and Governance (ESG)

•	Plurality. We target the increase of diversity in the workplace. Our personnel management model and our policies and tools have guided the development of people based on culture and performance, a focus on guaranteeing employee satisfaction, and the continuity and evolution of the business, in addition to generating an environment that fosters innovation and disruptive solutions. For further information please see “Corporate Governance, management and employees—Board of directors—Diversity” section. In 2021, we established a governance structure for the program, which involves not only the affinity groups, but also an Executive Committee, formed by our board of directors, CEO, and the Diversity Committee, formed by employees from key areas of the company so that the theme is multiplied: legal, compliance, sustainability, operations, and institutional relations. All of them have the objective of coordinating the implementation of several actions aimed at promoting diversity in a transversal and uniform manner, generating greater impact in all units.

In 2021, we received the Women on Board certificate and we also signed the letter of adhesion and the 10 commitments of the LGBTI+ Business and Rights Forum. Additionally, we launched a talent program focused on the admission and training of diverse professionals with disabilities and/or special needs, and the program is ongoing to date.

In 2022, we focused our diversity initiatives on three main areas:

(i) the individual: we believe that an inclusive environment with emotional security encourages creativity, a sense of belonging, and innovation;

(ii) the company: we believe that plurality is a strategic pillar that expands the potential of our teams and multiplies the results of our business; and

(iii) the society: we believe that our practices and results contribute to society becoming increasingly ethical, humane, and equitable. Our diversity programming is becoming increasingly more robust and mature and has resulted in significant changes through the actions of affinity groups across the Company.

During 2022, we carried out a “Plurality” census to map representativity and our employees’ perceptions regarding the topic. 4,445 employees participated (71% engagement) and 84% of respondents reported a “favorable” outlook our diversity initiatives. Nexa also signed a partnership with the Artemis Project with the aim of collaborating with associated companies to increase diversity in their supply chain.

Finally, we held our first Plurality Week in 2022, which focused on fostering a deeper understanding of questions around diversity, inclusion and strengthening a culture of ethics and respect both within and outside the Company. We prepared a “Good Practices Guide” with online training modules to help all employees better understand and achieve these goals.

In 2022, 16.7% of Nexa’s workforce was comprised of women (939 employees). According to Women in Mining, this index is higher than the global average of 7.0%.

Governance

•	Ethics and compliance. Acting responsibly and transparently is one of our core values. We are committed to high standards of ethics and integrity across the entire company, which principles stated in our Code of Conduct and reflected in our Compliance Program. Our board of directors is one of the main agents in promoting the program and ensuring compliance with our code of conduct, which is a public document shared with all stakeholders, including employees, suppliers, customers, communities, NGOs, government agencies, shareholders and other individuals and organizations with which we have a relationship. In 2021, we updated our Code of Conduct to include topics such as plurality and ESG practices, as well as adaptations to new laws, such as the general law of data. In 2022, Nexa continued to enhance its supplier assessment program to include reviews of ESG indicators and best practices and a new code of conduct for suppliers was also launched in 2021. In 2022, as in previous years, we disseminated our Code of Conduct among all employees at a global level and started to disseminate of the Code of Conduct for Suppliers within those considered strategic vendors. In addition, Nexa implemented the following initiatives, among others: (i) created committees against sexual harassment at the Brazilian units, based on those existing in our operations in Peru, (ii) trained all units in Peru and Brazil on these topics, reinforcing Nexa’s commitment to zero tolerance for any harassment and discrimination, and (iii) appointed “Compliance Influencers”, employees at the units who will support Nexa’s culture and commitment to ethics and integrity.

Environmental, Social and Governance (ESG)

In addition, in 2022, we continued to assess the Company’s risks aimed at continuously improving our risk management and governance. We also updated the charters of each of our committees to include the responsibility of supporting the Board in monitoring enterprise risk management in matters related to the responsibilities of each committee. In 2022, we also conducted a review of the Related Party Transaction Policy and approved a new version. We also updated the Audit Committee charter to incorporate new NYSE and SEC requirements, including obligations relating to related party transactions.

For further information on our Company's governance, see “Corporate governance, management and employees”.

Other

•	Operational excellence. We seek continuous improvement in competitiveness to maximize the value of existing operations. We invest in projects that ensure we have operational stability, increased capacity utilization, constant cost improvement, productivity and rationalization of capital employed.
•	Reputation. We want to stand out from our competitors and be recognized as one of the leading players of the mining of the future, through sustainable production and by co-creating a legacy for society.
•	Innovation. Enabling the strategic axes of growth and operational excellence makes our operations safer, minimizes waste and optimizes production. For seven years, we have managed a powerful tool for open innovation, the Mining Lab platform, which allows us to deliver projects in energy, circular economy, IT and automation, in Brazil and Peru.
Nexa incorporates and develops innovative practices to extract the mineral resources necessary for its operations and works to continuously reduce the impact of its activities on the environment.

Health and safety compliance

Health and safety in the workplace are among our main values, and our policies and procedures seek to eliminate accidents. We are committed to protecting the health and wellbeing of our employees and contractors and have set standards to identify and assess health risks, manage their impact and monitor the health of our people. Nevertheless, mining is an activity that involves substantial risks. We established a Health and Safety Director Plan (“H&S Director Plan”) focused on the following objectives (i) eliminate fatalities; (ii) reduce the severity and number of accidents and illnesses; and (iii) raise the health, safety and well-being culture standards in our sites. The H&S Director Plan has facilitated the improvement of our health and safety culture and performance, and includes eight pillars of focus: cultural transformation, risk management, emergency response systems, health and safety management system, chemical safety guidelines and infrastructure systems.

Environmental, Social and Governance (ESG)

A main focus of the H&S Director Plan is cultural transformation. In 2022, we started training all leaders in the G-MIRM (“Global Minerals Industry Risk Management”) program. This program started at the University of Queensland (Australia) and currently involves several universities around the world. In Brazil, the representative is the University of São Paulo (USP). Throughout 2022, Nexa’s leadership team had the opportunity to participate in this training provided by USP, seeking significant and lasting changes in decision-making at all hierarchical levels, and creating and improving risk management in companies in a sustainable and effective way. The main benefits of the program are: (i) awareness and early recognition at all levels of significant hazards and risks to the enterprise; (ii) development of internal competencies for the scope of a risk assessment and applying tools for comparison with good practice approaches; (iii) providing practical tools to improve risk management and advance security procedures; (iv) improved understanding of a personal commitment to safety and defining responsibilities for risk management leading to better decision-making processes; and (v) identification of new opportunities to strengthen internal security policies and procedures.

In 2022, we continued to reinforce the initiatives which have been set in the creation of the Master Plan in 2020, related to our health and safety culture, which are set to be implemented over a five-year term. Many of the initiatives, such as Global SIPAT (an internal week of discussion forums and seminars related to health and safety across our organization), Safety Workshops at all Nexa units and the PROA Movement (a year-end campaign by our safety department to promote prevention of work accidents), contribute to our enhanced safety culture.

In April 2022, we reported two fatalities that occurred at the El Porvenir mine. In August 2022, we reported a fatal accident at the Cajamarquilla smelter. These incidents are still under investigation by the Peruvian authorities and as of the date of this filing their work-related status has not yet been established.

We have also sought to improve our safety record as it relates to recordable injury frequency, lost worktime incident, and severity rates, in conformity with standards in the mining industry. In 2022, our total recordable injury frequency rate was 1.98 compared to 1.92 in 2021 and 2.39 in 2020. This rate is defined as the number of injuries with and without lost time per one million man-hours worked. In 2022, our lost worktime incident rate was 0.75 compared to 0.60 in 2021 and 0.79 in 2020. This rate is defined as the number of injuries with lost time per one million man-hours worked. Our severity rate for 2022 was 163 (including the fatal accidents) compared to 24 in 2021 and 178 in 2020. To calculate the severity rate, we consider the sum of lost, transported and debited days, divided by the total number of man-hours worked times one million. In addition to these efforts, we also operate programs aimed at improving working conditions, including medical services, for our mining operations and monitoring employees’ health.

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

Summary of Brazilian concessions

In Brazil, we hold 563 exploration authorizations, 20 mining concessions, ten mining concession applications, eight rights to apply for mining concession and 37 exploration authorization applications, which we broadly and collectively refer herein to as mineral rights, that cover a total area of 2,066,834.3 hectares, of which: (i) 1,516,378.3 hectares, or 90.1%, are exploration authorizations, (ii) 11,990.85 hectares, or 0.7%, are mining concessions, (iii) 8,281.9 hectares, or 0.5%, are mining concession applications, (iv) 5,661.9 hectares, or 0.3%, are rights to apply for mining concession and (v) 139,957.2 hectares, or 8.3%, remain as exploration authorization applications and are presently under initial geological reconnaissance.

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

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2022, we have paid all applicable royalties, taxes and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration or production will not expire unless we fail to timely pay the applicable royalties, taxes and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities’ requirements, as applicable. See “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

		Mineral Right
	Project	Titles	Area (hectares)
Mines	Morro Agudo	6	3,941.9
	Vazante	9	2,120.8
	Aripuanã	1	3,639.9
Prospective Projects	Various	621	1,670,113.6
Total		640	1,682,270.1

Regulatory Matters

Exploration authorization and mining concession regimes

Exploration authorizations grant the rights to conduct exploration activities for a period from one to four years, which may be renewable for an additional period (and potentially additional renewals on a case-by-case basis). Exploration authorizations are granted on a first come, first serve basis, and the ANM will only grant one exploration authorization for any given area. Mining concessions are currently valid until the mineral deposit reserves are exhausted. Mining concessions may be transferred to eligible third parties with the ANM’s prior approval, pursuant to applicable legislation.

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

On October 1, 2020, the Brazilian federal government issued law No. 14,066 which, among other provisions, amended the Brazilian Mining Code in order to explicitly state that all mine closure plans must be approved by the ANM as well as the environmental licensing agency. In addition, on April 30, 2021, the ANM published new rules regarding the Mine Closure Plan – PFM. We have been complying with legal requirements regarding mine closure plans and continue to comply with all regulatory and environmental requirements.

Royalties and other taxes on mining activities

Revenues from mining activities are subject to the Brazilian mining royalty, Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), which is paid to the ANM. CFEM is a monthly royalty based on gross revenue, excluding taxes on the sale of minerals. When the produced minerals are used in its internal industrial processes, CFEM is determined based on the costs incurred to produce them. CFEM is determined by a reference price of the respective mineral to be defined by the ANM. The applicable rate varies according to the mineral product (currently 2.0% for zinc, lead, copper and silver). In addition, we are required to make certain fee payments for exploration authorizations known as the Annual Fee per Hectare (Taxa Anual por Hectare). There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states, such as Minas Gerais and Mato Grosso, where the concessions are located.

In 2019, the State of Minas Gerais adopted a tax benefit that suspended the VAT on the commercialization of several products, including metallic zinc for companies incorporated in the State. There are no formal requirements to obtain the benefit (such as demonstrating that the legal entity is the company actually industrializing the zinc), however the existence of the tax benefit has resulted in increased scrutiny by the tax authorities in the State. We are currently collaborating with all the requested information by the tax authorities in this process of reviewing the commercialization of our products throughout the zinc value chain. In case the buyer does not comply with the VAT deferred regulation, Nexa may be subject to (i) subsidiary liability (pursuant to art. 57, IN, RICMS/MG); or (ii) joint liability (pursuant to art. 124, I of National Tax Code and art. 56, XI, RICMS/MG). For additional information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”.

In December 2022, a new tax on mining operations (the “TRFM”) was approved in the State of Mato Grosso, where the Aripuanã project is located. The regulation will come into force in April 2023 and will be valid for one year and can be renewed. The tax will be collected according to the nature of the extracted ore. Similar taxes on mining operations have been implemented in other Brazilian states, such as the state of Minas Gerais.

Regulatory Matters

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

Areas of permanent preservation. Permanent Preservation Areas (Áreas de Preservação Permanente, or APP) are areas that, because of their importance for preserving water resources, geological stability, biodiversity protection and erosion control, receive special legal protection. The existence of such protected areas within a property, whether in urban or rural locations, may cause restrictions to the performance of the intended activities. Interference or removal of APP vegetation is only allowed in cases of public utility (such as mining activities), social interest or low environmental impact, if there is a prior authorization from the applicable environmental authorities. Most of our properties in the state of Minas Gerais interfere in APPs in some way, however all are authorized by environmental agencies. For such properties, we have either already established an advanced ongoing regularization process or have started the process for other properties. The regularization process includes the implementation of rigid controls over the properties.

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

Environmental liability

Environmental liability may be determined by civil, administrative and criminal courts, with the application of administrative and criminal sanctions, in addition to the obligation to redress the damages caused. All our operating units, except for Cerro Lindo, have obtained certification under the ISO 14001 standard.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other things, the use of explosives and fuel storage. We are also subject to more general legislation on labor, occupational health and safety, and support of communities near mines, among other matters.

Regulatory Matters

Peruvian regulatory framework

Mining rights and regulation of mining activities

In Peru, surface land is owned by private landowners, while the government retains ownership of all subsurface land and mineral resources. The Natural Resources chapter of the Peruvian Constitution, enacted in 1993, states that mineral resources are the property of the Nation, and the Peruvian State is sovereign in their administration. The Peruvian government may establish by law the conditions for granting exploitation rights and titles to individuals and legal entities.

The General Mining Law (Texto Único Ordenado de la Ley General de Minería) is the primary law governing both metallic and non-metallic mining activities in Peru and is complemented by other regulations approved by the MINEM. Under the General Mining Law, mining activities such as exploration, exploitation, mining labor, beneficiation and mining transport (except sampling, prospecting and trade) are carried out exclusively by means of concessions granted by the Peruvian State. The Dirección General de Minería (“DGM”) is the regulatory body of the MINEM responsible for proposing and evaluating regulations in the Peruvian mining sector as well as authorizing the commencement of mining activities in Peru.

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

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law and applicable regulations. Such concessions have an indefinite term, subject to payment of an annual validity fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a production penalty when applicable. Failure to achieve annual production targets will result in a penalty. Failure to pay annual validity fees or production penalties for two consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period of time (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009 for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions.

Summary of Peruvian concessions

In Peru, we hold, through Nexa Peru and its subsidiaries, 841 mining and exploration concessions, which cover a total area of 359,727.6 hectares and 92 mineral claims totaling 71,560.7 hectares. Of our mines in Peru, the Atacocha mine property includes 147 mining concessions that cover an area of 2,872.5 hectares and one beneficiation concession, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,846.7 hectares and one beneficiation concession, the Cerro Lindo mine has 68 mining concessions that cover an area of 43,750.2 hectares and one beneficiation concession and the inactive Chapi mine property includes 32 mining concessions that cover an area of 4,625.6 hectares and one beneficiation concession. In addition, we have 124 mineral rights concessions for greenfield projects in Peru that cover a total area of 44,695.5 hectares. Our prospective projects include 445 mining concessions that cover an area of 258,937.2 hectares.

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

Regulatory Matters

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

The following table summarizes our mining concessions in Peru

		Concessions
	Project	Titles	Area (hectares)
Mines	Atacocha	147	2,872.5
	El Porvenir	25	4,846.7
	Cerro Lindo	68	43,750.2
	Chapi (inactive)	32	4,625.6
Greenfield Projects	Florida Canyon Zinc	16	12,600.0
	Hilarión	72	15,841.2
	Magistral	36	16,254.2
Prospective Projects	Various	445	258,937.2
Total		841	359,727.6

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

As of December 31, 2022, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we comply in all material respects with the terms and requirements applicable to our mining rights and concessions.

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

Holders of mining concessions that are subject to administrative legal stability (in force as of the effective date) under an Agreement of Guarantees and Measures for Investment Protection entered into with the MINEM shall enter into an agreement with the Peruvian government for the payment of a Special Charge on Mining (Gravamen Especial a la Minería, or “GEM”). The GEM is payable on a quarterly basis and is calculated based on the operating income derived exclusively from the sale of metallic resources, with marginal rates between 4.00% and 13.12%.

Tax stability agreements

On March 26 of 2002, Nexa Peru entered into an Agreement of Guarantees and Measures for Investment Protection with the MINEM with respect to our Cerro Lindo unit. Pursuant to section 9 of said Agreement, until December 31, 2021, certain guarantees and benefits were available with respect to operations of the Cerro Lindo unit including, among others, free commercialization of the products proceeding from such unit, free disposition of the currencies generated from the export of the products proceeding from such unit, the right to use the global depreciation rate applicable on the fixed assets relating to the Cerro Lindo unit up to 20.0% per year, the right to keep the accounting corresponding to the Cerro Lindo unit in U.S. dollars, and tax stability. The tax stability agreement expired on December 31, 2021. As of January 2022, Nexa Peru is required to pay taxes at statutory rates to the Peruvian government. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”

Municipal permits

Under the General Mining Law, all Peruvian mines located in rural areas such as Cerro Lindo, Atacocha, El Porvenir and Chapi are exempted from paying municipal taxes and obtaining municipal permits.

Environmental regulations

The development of economic activities in Peruvian territory, such as those related to the mining industry, are subject to a broad range of general environmental laws and regulations related to the generation, storage, handling, use, disposal and transportation of hazardous and controlled materials; the emission and discharge of hazardous materials into the ground, air or water; and the protection of migratory birds and endangered and threatened species and plants. These regulations also set environmental quality standards for noise, water, air and soil, which shall be considered for the preparation, assessment and approval of the corresponding environmental management instrument, granted by the National Service for Environmental Certification of Sustainable Investments (“SENACE”) for exploitation and beneficiation activities, or the MINEM for exploration activities.

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

Regulatory Matters

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

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains, and electricity concessions. We are also subject to more general legislation on labor, occupational health and safety, and indigenous communities, among others. With respect to labor regulations, the Peruvian government enacted Supreme Decree 001-2022-TR in February 2022, establishing a series of measures to eliminate the outsourcing of a company´s “core business” activities, which are defined as the main activities of a company, such as any activities that differentiate and identify it within the market, generate the most income for the company or add the most value for the company’s customers. In June 2022, we filed an injunction with the Instituto Nacional de Defensa de la Competencia y de la Protección de la Propiedad Intelectual (“INDECOPI”), the government office that oversees competition policy. In August 2022, in a judgment of first instance, INDECOPI held that the Supreme Decree 001-2022-TR was an “illegal bureaucratic barrier” and blocked the law from implementation until the Specialized Court in Bureaucratic Barrier Elimination issues a final decision. For additional information, see “Risk Factors—Operational risks—We may be liable for certain payments to individuals employed by third party contractors” and “Risk Factors—Operational risks—The nature of our business includes risks related to litigation and administrative proceedings that could materially adversely affect our business and financial performance in the event of unfavorable rulings.”

Overview
II.	Operating and financial review and prospects

Overview

Executive summary

The following is an overview of 2022, compared to 2021. For an overview of 2021 compared to 2020, please refer to “Operating and financial review and prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 17, 2022. In addition, as described below, in December 2022 Nexa updated its definition of Adjusted EBITDA to provide a better understanding of its operational and financial performance. As a result, the related 2021 and 2020 figures have been adjusted in our consolidated financial statements, therefore please also refer to our consolidated financial statements for an overview of 2021 compared to 2020.

During 2022, we operated our assets safely and delivered strong results and solid operational performance. Despite continued challenges associated with market expectations for a global recession driven by rising inflation, as well as aggressive monetary policy tightening, increasing commodity price volatility – which put base metal prices under significant pressure since the middle of the second quarter of 2022 – social and political instability, and lasting impacts from the COVID-19 pandemic and its macroeconomic effects, we achieved the highest Adjusted EBITDA in our history, US$760.3 million, up 2.2% compared to 2021, and we generated net cash from operating activities of US$266.6 million. Although we believe we are well-positioned for continued growth, benefitting from our unique position in Latin America, with flagship assets and a strong balance sheet, challenges like difficult macroeconomic conditions are likely to continue in 2023, which may affect our operations.

In March, May and August 2022, protest activities in Peru intensified and were carried out by local communities in Atacocha, which illegally blocked the road access to the mine. During the protests, mining activities were limited to critical operations with a minimal workforce to ensure appropriate maintenance, safety, and security. Even though production was temporally suspended during these periods, we were able to operate at high levels of capacity utilization rates throughout the year and production of zinc in Atacocha increased by 12.1% compared to 2021. There was no material impact, and the Company has achieved its full guidance production for 2022.

In January 2023, protest activities temporarily suspended operations at Atacocha. Nonetheless, Nexa is complying with all existing agreements, pursuing an active dialogue with the communities and authorities, in addition to remaining committed to the social development of all its host communities.

From January 2022 to mid-February, the underground operation of Vazante mine reduced its daily production by approximately 60% of its daily capacity due to heavy rainfall levels in the state of Minas Gerais. As a result, Vazante’s underground mine received more water than it could pump to the surface, partially flooding the lower levels of the mine. We gradually improved our utilization rates in March, which averaged 70%. During this period, we also took advantage of the opportunity to plan the replacement of our main mill, trunnion and gear box. Operations resumed at full capacity in the beginning of April 2022.

In March 2023, production at the Cerro Lindo mine was suspended due to heavy rainfall levels in the region. Nexa is focused on the safety of the mine and has taken measures to ensure the wellbeing of its employees, contractors and host communities. Nexa also continues to monitor and assess the situation as it develops. As of the date of this report, the time to resume full operational capacity and the potential impact on 2023 guidance and results are still uncertain.

Aripuanã’s mechanical completion was concluded in the first quarter of 2022, the ramp-up activities safely started in July 2022 and the first batch of copper concentrate was delivered. In December we started selling concentrates within market specifications, and we have achieved our first revenues. Ramp-up activities will continue in 2023 and we expect to reach nameplate capacity in the second half of 2023. The mine is fully operational, and underground activities in 2022 were focused on developing and preparing areas for mining operations and increasing mineral reserves with drilling in new areas, seeking operational stability during the entire operation. Currently, capacity utilization rate is around 60%.

Regarding our exploration activities, in 2022 we continued to focus our investments on projects around the mines we operate. We believe that our exploration program and disciplined approach on project evaluation, will contribute to replace and increase mineral reserves and resources of our current assets, and define the materiality of exploration stage projects. We will continue to seek new regional targets to identify prospective areas and define materiality for new projects.

Overview

In terms of our brownfield projects, our objective is to extend the life of mine, therefore, most of the mineral exploration budget in 2022 was allocated to drilling activities in these projects, with emphasis on Cerro Lindo, El Porvenir and Aripuanã. In terms of greenfield projects, we direct continuous efforts to define the expansion of the known mineralization and identify new mineralized zones in regional prospective trends, with emphasis on Hilarión and Namibia.

Our 2022 financial results were affected by factors including: (i) higher zinc LME prices and changes in market prices that resulted in MTM adjustment; and (ii) higher by-products contribution; partially offset by (iii) higher operational costs, such as third-party services, energy, royalties, and increased in maintenance costs; and (iv) the increase in other income and operating costs and Aripuanã results.

In 2022, we had a 0.1% increase in our zinc equivalent (mine production), from 495.3 thousand tonnes in 2021 to 495.7 thousand tonnes in 2022, mainly driven by the increase in lead and copper production as a result of higher average grades, which was partially offset by lower zinc production. Our total zinc metal (metallic zinc and zinc oxide) sales decreased by 0.4% in our smelting operations, from 618.8 thousand tonnes in 2021 to 616.2 thousand tonnes in 2022.

In 2022, our net revenues were 15.7% higher compared to 2021, reaching US$3,034.0 million, primarily driven by higher LME zinc prices. In 2022, we had a net income of US$76.4 million and Adjusted EBITDA of US$760.3 million, a 2.2% increase compared to 2021. The main factors that contributed to this improvement were higher zinc LME prices and changes in market prices that resulted in MTM adjustment, and higher by-products contribution.

Our capital expenditures totaled US$381.2 million in 2022, a 24.9% decrease compared to 2021, mainly due to the conclusion of construction at the Aripuanã project. In 2022, 23.2% of our capital expenditures was allocated to expansion projects, mainly related to the construction of Aripuanã of US$66.5 million.

Outlook

In 2023, we estimate that we will produce (i) between 307.0 thousand tonnes and 351.0 thousand tonnes of zinc contained in concentrate, (ii) between 31.0 thousand tonnes and 36.0 thousand tonnes of copper contained in concentrate, (iii) between 56.0 thousand tonnes and 71.0 thousand tonnes of lead contained in concentrate and (iv) between 9.0 million ounces to 11.0 million ounces of silver contained in concentrate.

In 2023, zinc production at the mid-range of the guidance is estimated to increase 11% over 2022 (33kt) driven by the Aripuanã mine. For 2024, zinc production is estimated to increase 6% over 2023 due to the increased production at the Aripuanã mine. For the forecasted period, zinc head grade is expected to be in the range of 2.75% and 2.89%, copper head grade is expected to be in the range of 0.29% and 0.30% and lead head grade is expected to be in the range of 0.65% and 0.68%.

In 2023, we expect to sell between 545.0 thousand tonnes and 565.0 thousand tonnes of metallic zinc product volume and between 35.0 thousand tonnes and 40.0 thousand tonnes of zinc oxide product volume.

Metal sales volume at the midpoint of the guidance range 580.0 to 605.0 thousand tonnes in 2023 is estimated to decrease by 4% compared to 2022, as these estimates do not assume the resale of material from third parties.

For 2024, metal sales volume is forecasted to remain stable over 2023 (ranging from 580.0 to 605.0 thousand tonnes). For 2024-2025, we assume supply from our mines maintain historical levels.

These estimates are based on several assumptions, including but not limited to metal prices, operational performance, grades, maintenance, input costs, exchange rates, political and social situation in the countries where we operate.

Regarding our cash cost net of by-product credits estimates for 2023, for our mining segment, we estimate cash cost after by-product credits at US$0.49-0.54 of zinc sold in 2023. This cost does not include Aripuanã, which is in the ramp-up phase. The estimated increase as compared to 2022 is mainly driven by lower zinc production volumes, by-products credits, and higher costs. For our smelting segment, cash cost after by-product credit is estimated at US$$1.13-1.18 per pound of zinc sold. The estimated cost decrease reflects the expectation of lower zinc prices compared to 2022 and higher treatment charges, which should be partially offset by lower by-products credits.

Overview

Our estimated capital expenditures for 2023 is US$310.0 million, sustaining investments are expected to total US$268.0 million, with smelting accounting for US$66.0 million and mining accounting for US$200.2 million, including US$53.5 million at Aripuanã. In 2023, we also expect to incur US$110.0 million in mineral exploration and project evaluation expenses, with US$33.0 million allocated to mineral exploration (including brownfields, greenfields and administrative issues) and US$55.0 million allocated to project evaluation. In mineral exploration, we plan to continue our efforts to replace and increase mineral reserves and resources in our operating assets and define and expand the mineralized zones in exploration phase projects, focusing on Cerro Lindo and Vazante (brownfields) and Hilarión and Florida Canyon (exploration phase), respectively.

These estimates should be considered preliminary, subject to change and are based on several assumptions that management believes to be reasonable as of the date of this annual report, which are subject to change based on internal and external developments. As of the date of this annual report, we continue to monitor developments related to socio-political environment in the countries we operate, COVID-19 pandemic and the impacts of Ukraine-Russia war in the global economy. We cannot predict how and to what extent the pandemic, any protest activities or other operational issues may impact our current plans and objectives for 2023, including with respect to our consolidated production guidance and our current capital expenditure, mineral exploration, and project evaluation disbursements. See “Forward-looking statements.” For cash cost guidance, see “Presentation of financial and other information—Non-IFRS measures.”

Key factors affecting our business and results of operations

Reporting segments

We have two reportable segments: mining and smelting. A major part of our zinc mining production, representing approximately 99.8% of production in 2022, is processed in our own smelters. Similarly, a major part of the zinc raw material consumption for our smelting operations, representing approximately 46.4% of concentrates in 2022, comes from our own mines. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

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

Segments are reported in accordance with IFRS 8 “Operating Segments,” and the information is presented to the chief executive officer, who is the chief operating decision maker in accordance with IFRS 8. Segment results are derived from the accounting records and are adjusted for reallocations between segments, depreciation and amortization and miscellaneous adjustments, if any, for the period. For more information, see “Operating and Financial Review and Prospects—Results of Operations—Non-IFRS measures and reconciliation” in this report. See also Note 2 to our consolidated financial statements.

Overview

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

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
Average Market	2022		2021
Prices of Base Metals	(US$/tonne)	(US¢/lb)	(US$/tonne)	(US¢/lb)
Zinc (LME)	3,478.32	157.77	3,007.38	136.41
Copper (LME)	8,797.01	399.03	9,317.49	422.63
Lead (LME)	2,150.17	97.53	2,206.23	100.07

	For the Year Ended December 31,
Average Market Prices of Precious Metals	2022	2021
	(in US$/oz)
Silver (LBMA)	21.73	25.14
Gold (Fix)	1,800.09	1,798.61

The key drivers and recent trends of each of the metals that we produce are discussed below.

Zinc

Zinc is a major material for the construction and transport industries, which represent approximately 50% and 21% of the zinc end-use, respectively, according to Wood Mackenzie.

The annual average price of zinc on the LME as of December 31, 2022, was 15.7% higher when compared to the corresponding period in 2021. In 2022, the main factor contributing to the increase in price of zinc as compared to 2021 were smelter production cuts on top of extremely low level of stocks that persisted throughout the year. Energy prices in Europe were already getting higher by last quarter of 2021, leading to announcements of closures of 4 different smelters from two of the top producing companies in the world. Russia’s invasion of Ukraine and the beginning of the conflict aggravated the energy scenario, as Europe previously received approximately 40% of its energy supply from Russia. Further announcements of smelters cutbacks were made by the end of 2022 and production levels should only begging to normalize by, at least, the end of 1Q23.

Another key factor influencing zinc’s price during the year was the US dollar appreciation with increasing interest rates. Although the US dollar has always had a strong correlation with commodities prices, this year it had such an impact as the continuing interest rate hikes corresponded to a future demand slowdown with a possible recession of the US economy. However, US dollar depreciated in 4Q22, which contributed to firmer price levels despite slack demand.

Overview

In China, after a year of uncertainty regarding COVID-19 restrictions and lockdowns, both zinc supply and demand struggled. There were several stimuli injected by the government including decreases in interest rates, as opposed to the rest of the world, which kept the economy ongoing. During the 4Q22, Chinese authorities abandoned the “zero Covid” policy, causing hope of earlier-than-expected improvement in demand. However, this generated a new wave of infections, and the market remains skeptical with respect to demand.

Spot treatment charges for imported concentrates in China increased from US$155 per tonne in January 2022 to US$275 per tonne in December 2022, as reported by Wood Mackenzie, while long-term treatment charges increased from US$159 per tonne in 2021 to US$230 per tonne in 2022. The benchmark for long-term treatment charges was set in early April 2022, reflecting a modest improvement in concentrate supply and smelters cutbacks.

According to Wood Mackenzie’s December 2022 report, in 2022, with the decrease in production year-over-year (4% lower than 2021), the zinc metal market closed with a deficit of 487 thousand tonnes resulting from a metal production of 13,310 million tonnes and consumption of 13,797 million tonnes (1.4% lower than 2021). Mine supply presented an increase of 0.2% in 2022, with a total of 12,870 million tonnes, leading to a concentrate surplus of 498 thousand tonnes, which is expected to drive benchmark treatment charges up during the negotiation of contracts in 2023.

Copper

Copper is used for building construction, power generation and transmission, electronic product manufacturing and the production of industrial machinery and transportation vehicles. The annual average price of copper on the LME as of December 31, 2022 was 5.6% lower than in the corresponding period in 2021. Copper prices reached a historical record price of US$10,730 per tonne on March 7, 2022, but failed to maintain such high levels over the remainder of the year. This was mainly a result from the increase in dollar value as the US Central Bank kept increasing interest rates in an attempt to contain high levels of inflation. Total mine production, refined production, as well as global demand for refined copper increased in 2022 compared to 2021, according to Wood Mackenzie.

Lead

Lead is used in batteries as energy storage and in other products such as ammunition, oxides in glass and ceramics, casting metals and sheet lead. The annual average price of lead on the LME as of December 31, 2022 was 2.5% lower than in the corresponding period in 2021. This small decrease reflects the effects of macroeconomic events that also affected all other base metals, despite a small metal deficit expected for the year.

Silver

Silver is considered a precious metal and generally seen as a store of value, so its price tends to be resilient in times of economic uncertainty. In addition, applications in electronics and solar cells have added to the already broad range of uses of silver in currency, jewelry, and silverware. The annual average LBMA silver price for the year ended December 31, 2022 was 13.5% lower than in the corresponding period in 2021. Silver prices hit the lowest level of the year on September 1, 2022, US$17.77 per ounce, which was 13% below the highest point of the previous year reached on February 1, 2021. This was mainly due to the appreciation of the US dollar and interest rate hikes.

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. For more details, see “Information on the Company—Mining operations.” Our zinc contained in concentrates production decreased by 7.3%, while copper and lead increased by 12.2%, and 26.1%, respectively, in 2022. Production of silver contained in concentrates increased by 13.2% in 2022.

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

Overview

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, and delivery terms and also according to the market where metal will be sold. In 2022, 42.5% of the total zinc raw material consumption in our smelters was produced by our mines and 57.5% was purchased from third parties or was obtained from secondary raw materials (including oxide). We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users. Our products reach the following end use industries: transport, construction, infrastructure, consumer goods and industrial machinery. In 2022, 81.4% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments, and 18.6% were to international traders. Our ten largest customers represented approximately 50.5% of our total sales volume in 2022. In 2022, we sold to more than 341 customers across 45 different countries.

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

In order to reduce volatility, for most of our third-party contracts, which are renewed throughout different periods during the year, we consider the 3-years average TC. The reference (average benchmark TC of 2022, 2021 and 2020) for 2022 stood at US$230/t concentrate, down 0.9% from the previous reference (average benchmark TC of 2021, 2020 and 2019).

The market trend for treatment charges reflects the supply and demand for concentrates in the market. Treatment charges tend to fall when concentrate demand increases relative to supply, and they tend to rise when demand falls. In other words, when there is an excess of concentrate compared to the smelting processing capacity, treatment charges tend to rise and when there is a deficit of concentrate in the market, treatment charges tend to fall. For information regarding our actual treatment charges, see “Information on the Company—Smelting operations.”

Overview

The following table sets forth, for the periods indicated, the zinc realized Benchmark TC, expressed in dollars per dry metric tonne (“dmt”) of concentrate.

	For the Year Ended December 31,
	2022	2021
Treatment Charge (in US$/dmt)	230	159

Source: Wood Mackenzie.

Premiums

Like other smelters, we sell metallic zinc and zinc oxide products at a premium over the base LME price. The premium reflects a combination of factors, including the service provided by the smelter in delivering zinc of a certain size, shape or quality specified by its customers and transportation costs, as well as the conditions of supply and demand prevailing in the regional or local market where the metal is sold.

Premiums tend to vary from region to region, as transportation costs and the value attributable to customer specifications tend to be influenced by regional or local customs rather than being a function of global market dynamics.

The following table sets forth, for the periods indicated, information on premiums for the markets indicated, expressed in U.S. dollars per tonne.

	For the Year Ended December 31,
	2022	2021
Rotterdam (in US$/tonne)	456	145
Singapore (in US$/tonne)	143	114
United States (in US$/tonne)	750	227

Source: Wood Mackenzie.

The following table sets forth, for the periods indicated, the gross premium over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in dollars per tonne.

	For the Year Ended December 31,
	2022	2021
Brazilian operations (in US$/tonne)	548	492

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

In Peru, the energy market is more stable in terms of generation (hydrology forecast) and prices. We obtain 1.4% of the electricity for our operations from our own hydroelectric power plants and 98.6% from third parties with contracts with terms ranging from one to two years.

In Brazil, the electricity for our operations comes from five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests as of December 31, 2022: a 22.4% participation in the consortium Enercan (Campos Novos hydroelectric power plant), 100% ownership of a hydroelectric power plant (Picada) located in Minas Gerais, a 12.6% participation in the consortium Amador Aguiar I, a 12.6% participation in the consortium Amador Aguiar II and a 23.9% participation in the consortium Igarapava. We account for the consortiums as joint operations, as discussed in Note 4(b) to our consolidated financial statements. On a consolidated basis, our costs for electricity in Brazil reflect the operating costs of the hydroelectric facilities and are sensitive to a variety of factors, including hydrologic variables.

The only activity of Pollarix is to own our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.3% of its total share capital and/or its affiliates. The remaining shares are preferred shares with limited voting rights, which are owned by our major shareholder VSA. Under the terms of the preferred shares, VSA is entitled to dividends per share equal to 1.25 times the dividends per share payable on the common shares. See “Information on the Company—Other operations—Power and energy supply—Brazil.” As a result, a substantial part of the profits recognized by Pollarix from selling energy to our Brazilian operating subsidiaries will represent non-controlling interest in our income statement.

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

Since 2016, we have conducted an extensive study and update of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded additional environmental provisions of US$2.6 million and US$12.6 million in 2021 and 2022, respectively. Although not expected in the near future, changes in legislation and adjustments to our internal policies after the ongoing evaluations could require additional provisions.

Overview

COVID-19

The global economy has faced a number of challenges since the outbreak of the COVID-19 pandemic, including disruption to financial markets, rising inflation, and increased volatility due to market expectations for a global recession. Since the beginning of the pandemic in 2020, we implemented and continue to implement additional safety procedures in all our operations to ensure the health and safety of our employees, contractors and communities.

In 2022, COVID-19 direct costs amounted to US$6.0 million. COVID-19 costs are included in the cost of sales and operating expenses. A new period of disruption due to the emergence of new variants or other global health crises, or an extended global recession, could materially and adversely impact our results of operations, access to sources of liquidity and overall financial condition. See “Risk Factors—Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the COVID-19 pandemic, have had and could continue to have adverse effects on our business, financial condition and results of operations.”

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table sets forth Peruvian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2022	2021
Real GDP growth rate (1)(2)	2.7%	13.6%
Internal demand growth rate (2)	2.3%	14.7%
Private investment growth rate (2)	(0.5%)	37.4%
Reference interest rate	7.50%	2.50%
CPI rate (2)	7.9%	4.0%
Appreciation (devaluation) of sol against the U.S. dollar	4.9%	(10.6%)
Exchange rate of sol to US$1.00 (end of period) (3)	3.8061	4.0015

Sources: Central Reserve Bank of Perú, Peruvian Ministry of Economy and Finance.

(1) Preview: Bloomberg consensus rate.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Brazil

The following table sets forth Brazilian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2022	2021
Real GDP growth rate (1)(2)	2.9%	5.0%
Inflation rate (IGP-M) (2)	5.9%	17.8%
Inflation rate (IPCA) (2)	5.8%	10.1%
CDI rate (end of period)	13.7%	9.2%
SELIC rate (end of period)	13.8%	9.3%
TJLP	7.2%	5.3%
Appreciation (devaluation) of real against the U.S. dollar	6.5%	(7.4%)
Exchange rate of real to US$1.00 (end of period) (3)	5.2174	5.5802

Sources: IBGE, the Central Bank, Cetip, and FGV.

(1) Preview published by the Central Bank official report (Focus) as of December 31, 2022.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Overview

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. A portion of our production costs, however, is denominated in reais, so there is a mismatch of currencies between our revenue and costs. In 2022, 19.7% of our production costs and operational expenses were denominated in reais. A smaller portion of our costs is denominated in soles since most of our costs in Peru are in U.S. dollars. In 2022, 14.4% of our production costs and operational expenses were denominated in soles. As a result, our results of operations are affected by changes in exchange rates between reais and, to a lesser extent, soles, and the U.S. dollar.

In addition, our Brazilian subsidiary Nexa Brazil has substantial intercompany debt to Nexa Resources that is denominated in U.S. dollars. The functional currency of Nexa Brazil is the real, so Nexa Brazil recognizes exchange gains or losses when the value of the real rises or falls against the U.S. dollar. These gains and losses are not eliminated in consolidation because the functional currency of Nexa Resources is the U.S. dollar, so they do not recognize offsetting gains or losses. As of December 31, 2022, the aggregate amount outstanding under these intercompany loans was US$46.2 million.

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

	Exchange Rates of S/ and R$ per US$1.00
	Period-End		Average (1)		High		Low
	S/	R$	S/	R$	S/	R$	S/	R$
Year ended December 31,
2021	4.0015	5.5802	3.8826	5.3952	4.1375	5.8394	3.5978	4.9203
2022	3.8061	5.2174	3.8344	5.1652	4.0005	5.7039	3.6350	4.6172
Month
January 2023	3.8460	5.0990	3.8337	5.2004	3.8953	5.4456	3.7860	5.0764
February 2023	3.7936	5.2075	3.8388	5.1714	3.8699	5.2523	3.7936	4.9898
March 2023 (through March 16)	3.7865	5.2889	3.7890	5.2102	3.8055	5.2978	3.7785	5.1350

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

Overview

To promote investments in Peru, investors and Peruvian companies may enter into an agreement with the Peruvian government, a Legal Stability Agreement, to provide a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered a guarantee and investment protection contract, or the stability agreement. Pursuant to the stability agreement, Nexa Peru has applied a special income tax rate of 20.0% from 2007 through 2021. The 29.5% income tax rate is applicable to Nexa Peru from January 1, 2022 onwards. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”

Our Peruvian subsidiaries Nexa Resources El Porvenir S.A.C. and Nexa Resources Atacocha S.A.A., do not have stability agreements with the Peruvian government and are therefore subject to a special mining tax (Impuesto Especial a la Minería, or “IEM”), with marginal rates from 2.00% and 8.40% of operating income, depending on the operating margin. In addition, these companies are subject to a mining levy (regalia minera). In 2022, Nexa Peru is subject to an IEM and mining royalties’ tax once its tax stability agreement with the Peruvian government expired on December 31,2021.

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

For the Year Ended December 31,		Variation	% of Net Revenue from Products Sold
2022	2021	2022/2021	2022	2021

	(in millions of US$)		(percentage)	(percentage)
Consolidated income statement information:
Net revenues	3,034.0	2,622.1	15.7	100.0	100.0
Cost of sales	(2,395.2)	(1,989.0)	20.4	(78.9)	(75.9)
Gross profit	638.8	633.1	0.9	21.1	24.1
Operating expenses:
Selling, general and administrative	(145.5)	(133.8)	8.8	(4.8)	(5.1)
Mineral exploration and project evaluation	(98.9)	(85.0)	16.2	(3.3)	(3.2)
Impairment loss of long-lived assets	(32.5)	-	100	(1.1)	0.0
Other income and expenses, net	(2.7)	31.9	(108.4)	(0.1)	1.2
Operating income (loss)	359.2	446.2	(19.5)	(11.8)	(17.0)
Share in the results of associates	1.9	-	100.0	0.1	-
Results from equity investees	1.9	-	100.0	0.1	-
Financial income	25.0	11.5	118.1	0.8	0.4
Financial expenses	(168.7)	(142.3)	18.6	(5.6)	(5.4)
Foreign exchange (loss) gain, net	9.9	(6.1)	(263.1)	0.3	(0.2)
Net financial results	(133.7)	(136.9)	(2.3)	(4.4)	(5.2)
Income before income tax	227.4	309.3	(26.5)	7.5	11.8
Income tax	(151.0)	(153.2)	(1.4)	(5.0)	(5.8)
Net income for the year	76.4	156.1	(51.1)	2.5	6.0

Net revenues

In 2022, net revenues increased by 15.7%, or US$411.9 million. This increase was primarily due to the higher zinc price during 2022 compared to the price of zinc in the same periods of 2021.

In 2022, zinc average LME prices increased by 15%, while copper and lead average LME prices decreased by 5.6% and 2.6%, respectively. The average LME price of zinc increased from US$3,007 per tonne in 2021 to US$3,485 per tonne in 2022.

The following table shows a breakdown of our net revenues by destination of our sales.

Results of Operations

	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Peru	859.8	774.7
Brazil	827.2	753.3
United States	174.5	119.6
Singapore	166.4	56.9
Switzerland	124.7	78.8
Chile	120.1	54.0
Luxembourg	95.3	97.5
Argentina	94.4	93.1
Japan	71.4	58.3
Taiwan	65.0	53.8
Colombia	64.0	54.3
South Africa	55.9	34.5
Turkey	55.0	34.5
Austria	48.7	45.1
South Korea	32.4	118.6
Malaysia	26.0	25.7
Belgium	17.9	13.7
Ecuador	15.4	15.7
Netherlands	13.6	17.7
Italy	9.6	14.8
Vietnam	8.4	14.6
Other	88.4	102.5
Net revenues	3,034.0	2,622.1

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

	For the Year Ended December 31,
	2022	2021
Treatment Ore (in tonnes)	12,343,018	12,330,469
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	296,403	319,950
Copper contained in concentrates (in tonnes)	33,219	29,607
Lead contained in concentrates (in tonnes)	57,448	45,565
Silver contained in concentrates (in oz)	9,974,462	8,808,291
Gold contained in concentrates (in oz)	27,216	25,501
External Mining Sales—Metal Contained in Concentrate (1)
Zinc contained in concentrates (in tonnes)	179	0
Copper contained in concentrates (in tonnes)	32,931	29,677
Lead contained in concentrates (in tonnes)	59,406	43,232
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	332,824	328,145
Três Marias (metal available for sale in tonnes)	149,592	156,654
Juiz de Fora (2) (metal available for sale in tonnes)	84,160	81,119
Total zinc metal available for sale production (in tonnes)	566,577	565,918
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias (3) (Zinc oxide, contained zinc in tonnes)	40,322	41,713
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	575,886	577,899
Zinc oxide (in tonnes)	40,315	40,938
Total smelting sales volumes (in tonnes)	616,200	618,837
Smelting Sales—Zinc Contained in Product Volumes (3)
Metallic zinc (in tonnes)	612,340	574,639
Zinc oxide (in tonnes)	32,252	32,751
Total zinc contained in product volumes (in tonnes)	644,592	607,390

(1)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”
(2)	Including 3,710 tonnes of zinc ashes and drosses in 2022 and 2,649 in 2021.

(3)	Including 25,216 tonnes of zinc ashes and drosses in 2022, as well as metallic zinc used in the production of zinc oxide in 2022 and 28,334 in 2021.

Results of Operations

Cost of sales

In 2022, our cost of sales increased by 20.4%, or US$406.2 million, primarily due to the higher volumes and price of the zinc concentrates acquired from third parties. In addition, COVID-19 related expenses included in cost of sales amounted to US$6.0 million.

Selling, general and administrative expenses

In 2022, our selling, general and administrative (“SG&A”) expenses increased by 8.8%, or US$11.7 million, to US$145.5 million due to the increase in commercial and logistics expenses following the increase in sales as well as marketing expenses. Nonetheless, for the next years, we expect savings resulting from our organizational redesign, which occurred in 3Q22.

Mineral exploration and project evaluation

In 2022, our mineral exploration and project evaluation expenses increased by 16.2%, or US$13.8 million, to US$98.9 million primarily in brownfield investments (mainly Vazante and Aripuanã) due to the price increase to carry out the drilling program, regarding mineral exploration. In 2022, our exploration drilling (excluding infill drilling) totaled 116.7 km, compared to 110.3 km in 2021, including Aripuanã infill drilling of 46.0 km.

Impairment loss

In 2022, Nexa performed its annual test and analyzed all impairment indicators and recorded a non-cash, pre-tax net impairment loss on long-lived assets of US$32.5 million (after-tax US$31.0 million), comprised of (i) an impairment reversal of US$79.5 million in the Cerro Pasco cash-generating unit (“CGU”) associated with higher metal prices than assumed in the previous assessment and a change in operating assumptions in relation to the proposed Atacocha and El Porvenir further optimization being considered; (ii) an impairment loss of US$61.9 million in goodwill in the Mining Peru Group of CGUs; (iii) individual assets impairment in the amount of US$10.3 million, mainly within Assets and projects under construction; and (iv) US$39.9 million, within Mining projects and in relation to the greenfields (Shalipayco and Pukaqaqa), which are included in the Cerro Lindo CGU which is also part of the Mining Peru group of CGUs.

For further information about our impairment assessments, please refer to Note 31 to our consolidated financial statements.

Other income and expenses, net

In 2022, our other income and expenses, net negatively impacted our results by US$2.7 million, mainly due to (i) Aripuanã’s pre-operating expenses, as well as the mine remaining in a non-commercial (ramp-up) phase until the end of 4Q22, (ii) increase in contribution to communities; and (iii) slow moving and obsolete inventory provisions; which were partially offset by (iv) government grants received from the government in Brazil and (v) changes in fair value of offtake agreement.

The following table sets forth our other income and expenses, net for the periods indicated. For further information, please refer to Note 9 to our consolidated financial statements.

Results of Operations

	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Other income and expenses, net
ICMS tax incentives	56.7	71.9
Changes in fair value of offtake agreement	24.3	-
Changes in fair value of derivative financial instruments	1.4	7.5
Loss on sale of property, plant and equipment	(0.7)	(4.9)
Remeasurement of asset retirement and environmental obligations	(1.5)	(6.7)
Pre-operating expenses related to Aripuanã	(45.8)	(8.8)
Slow moving and obsolete inventory	(11.5)	(1.0)
Provision of legal claims	(7.7)	(13.2)
Contribution to communities	(17.2)	(7.1)
Impairment of other assets	(9.3)	-
Others	8.7	(6.0)
Total other income and expenses, net	(2.7)	31.9

Net financial results

We recognized a net financial expense of US$133.7 million in 2022 compared to a net financial expense of US$136.9 million in 2021. This decrease was mainly due to increase in financial income and a gain from exchange variation in 2022.

Net foreign exchange gains reflect the accounting effect of the appreciation of the real against the U.S. dollar on certain U.S. dollar-denominated loans made by Nexa Resources to Nexa Brazil (which uses the real as its functional currency). During 2022, the 6.5% average appreciation of the real against the U.S. Dollar[2] resulted in a foreign exchange gain.

Excluding the effect of foreign exchange variation and other financial items, the net financial expense in 2022 increased 9.8% to US$143.7 million compared to US$130.8 million in 2021, which was affected by the increase in interest on other liabilities of US$22.8 million, partially offset by an increase of interest income on financial investments and cash equivalents of US$10.8 million.

In 2022, our financial income increased by 118.1%, or US$13.5 million, to US$25.0 million. The increase in 2022 was mainly due to higher interest income on financial investments and cash equivalents.

In 2022, our financial expenses increased by 18.6%, or US$26.4 million, to US$168.7 million. The increase was mainly due to the increase in interest on other liabilities related to interest and monetary correction of the asset retirement obligations and monetary correction of contingencies.

Income before income tax

As a result of the factors described above, our income before income tax was US$227.4 million in 2022, as compared to income before income tax of US$309.3 million in 2021.

Income tax

In 2022, we recorded a net income tax expense of US$151.0 million.

In 2022, our current income tax expense increased by 20.3%, or US$24.3 million, to US$146.9 million, mainly due to a decrease in income before income tax of the year primarily affected by an unrecognized deferred tax on net operating losses and the impairment of goodwill.

The difference between the nominal and effective tax rates in 2022 and 2021 are primarily a result of effects of permanent items that affect the calculation of current income tax for the period, such as the tax loss without recognition of deferred tax in Dardanelos, the impairment of goodwill in Peru, a special mining levy and mining tax, partially offset by ICMS tax incentives in Brazil. In 2022, we recorded a deferred tax expense of US$4.1 million, mainly as a result of the foreign exchange variation in Brazil, partially offset by effects of exchange variation in Peru arising from the fluctuation of the historical exchange rate and the current exchange rate of property, plant and equipment and intangible assets.

[2] On December 31, 2022, the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.217/US$1.00 compared to R$5.580/US$1.00 on December 31, 2021.

Results of Operations

Net income for the year

As a result of the foregoing, we had a net income of US$76.4 million in 2022 as compared to net income of US$156.1 million in 2021.

Results by segment

The following table sets forth our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,		Variation	Variation
	2022	2021	2022/ 2021	2022/ 2021
Consolidated Income Statement Information:	(in millions of US$)			(percentage)
Net revenues:
Mining	1,248.0	1,165.6	82.4	7.1
Smelting	2,467.0	2,021.8	445.2	22.0
Intersegments Sales	(683.6)	(636.2)	(47.4)	7.4
Adjustments (1)	2.6	71.0	(68.4)	(96.4)
Total	3,034.0	2,622.1	411.9	15.7
Cost of sales:
Mining	(905.2)	(726.7)	(178.6)	24.6
Smelting	(2,190.9)	(1,842.7)	(348.2)	18.9
Intersegments Sales	683.6	636.2	47.4	7.4
Adjustments (1)	17.4	(55.9)	73.3	(131.1)
Total	(2,395.2)	(1,989.0)	(406.1)	20.4
Gross profit:
Mining	342.8	438.9	(96.1)	(21.9)
Smelting	276.1	179.1	97.0	54.2
Adjustments (1)	20.0	15.1	4.9	(32.4)
Total	638.8	633.1	5.7	0.9

(1)	See Note 2 to our consolidated financial statements.

Mining

Net revenues

In 2022, our net revenues in the mining segment increased by 7.1%, or US$82.4 million. This increase was primarily due to the increase in the LME prices.

Our production of zinc contained in concentrates decreased by 7.0% to 296.4 thousand tonnes in 2022, primarily due to lower zinc grades (down 20bps to 2.78%), partially compensated by higher treated ore volume.

In 2022, our volumes of copper in concentrates increased by 12.2% to 33.2 thousand tonnes of metal contained in concentrates, primarily due to higher copper grades (higher 3bps to 0.34%) and higher treated ore volume. Our volumes of lead contained in concentrates followed the same trend and increased by 26.1% to 57.4 thousand tonnes of metal contained in concentrates in 2022 compared to 2021.

In 2022, the only export volumes of zinc contained in concentrates were concentrates from Aripuanã to third parties that were not within market specifications.

Results of Operations

Cost of sales

In 2022, our cost of sales in our mining segment increased by 24.6%, or US$178.6 million, mainly explained by the effect of Aripuanã and higher operational costs.

Smelting

Net revenues

In 2022, our net revenues in the smelting segment increased 22.0%, or US$445.2 million, mainly due to the increase in zinc metal prices, and the increase in copper, lead, and silver volumes.

Our total metal (zinc metal + zinc oxide) sales were 616.2 thousand tonnes in 2022, down 0.4% or 2.6 thousand tonnes compared to 2021, affected by the temporary decrease in supply from Vazante in 1Q22. In 2022, our sales volume of zinc metal of 575.9 thousand tonnes decreased 2.0 thousand tonnes versus 2021, following the same trend. In 2022, our sales volumes of zinc oxide decreased by 1.5%, or 0.6 thousand tonnes, to 40.3 thousand tonnes.

Cost of sales

In 2022, our cost of sales in our smelting segment increased by 18.9%, or US$348.2 million, primarily due to (i) the increase in metal prices impacting the zinc concentrate purchase price; (ii) the increase in energy and other variable costs; and (iii) the negative FX impact.

Non-IFRS measures and reconciliation

Our management uses non-IFRS measures such as Adjusted EBITDA, net debt and adjusted working capital, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding depreciation and amortization and miscellaneous adjustments, if any, for the period. These measures should not be considered individually or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA and other non-IFRS measures may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

In December 2022, our management revised the Company's Adjusted EBITDA definition to exclude certain items to provide a better understanding of its operational and financial performance. Previous numbers have been reclassified according to the updated definition. For additional information, see Note 2 to our consolidated financial statements.

In this report, we present Adjusted EBITDA, which we define as net income (loss) for the year, adjusted by (i) share in the results of associates; (ii) depreciation and amortization; (iii) net financial results; (iv) income tax; (v) (loss) gain on sale of investments; (vi) impairment and impairment reversals; (vii) (loss) gain on sale of long-lived assets; (viii) write-offs of long-lived assets; and (ix) remeasurement in estimates of asset retirement obligations. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

A reconciliation of Adjusted EBITDA to our net income for the years indicated is presented below.

Results of Operations

	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net income for the year	76.4	156.1
(+) Share in the results of associates	(1.9)	-
(+) Depreciation and amortization	290.9	258.7
(−/+) Net financial results	133.7	136.9
(−/+) Income tax	151.0	153.2
Other Adjustments	-	(0.7)
Change in fair value of offtake agreement	(24.3)	-
Impairment loss of long-lived assets	32.5	-
Aripuanã pre-operating expenses and ramp-up impacts	87.5	8.8
Impairment of other assets	9.3	-
(−/+) Loss (gain) on sale property, plant and equipment	0.7	4.9
Remeasurement in estimates of asset retirement obligations	(6.2)	6.4
Remeasurement adjustment of streaming agreement	10.6	19.6
Adjusted EBITDA	760.3	743.8

	For the Year Ended December 31,
	2021	2020	2021	2020
	Updated (1)	Updated (1)	Previous (2)	Previous (2)
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net income (loss) for the year	156.1	(652.5)	156.1	(652.5)
(+) Share in the results of associates	-	-	-	-
(+) Depreciation and amortization	258.7	243.9	258.7	243.9
(−/+) Net financial results	136.9	278.2	136.9	278.2
(−/+) Income tax	153.2	(24.2)	153.2	(24.2)
Other Adjustments	(0.7)	-	(0.7)	-
Change in fair value of offtake agreement	-	-	-	-
Impairment loss of long-lived assets	-	557.5	-	557.5
Aripuanã pre-operating expenses and ramp-up impacts	8.8	1.9	-	-
Impairment of other assets	-	-	-	-
(−/+) Loss (gain) on sale property, plant and equipment	4.9	2.3	-	-
Remeasurement in estimates of asset retirement obligations	6.4	4.0	-	-
Remeasurement adjustment of streaming agreement	19.6	7.8	-	-
Adjusted EBITDA	743.8	418.9	704.2	402.9

(1) Updated in Nexa’s consolidated financial statements.

(2) Previously disclosed in Nexa’s Annual Report on Form 20-F for the year-ended December 31, 2021.

In December 2022, Nexa updated its definition of Adjusted EBITDA to provide a better understanding of its operational and financial performance, and certain 2021 and 2020 figures have been adjusted in our consolidated financial statements. For purposes of comparison, the following 2021 vs. 2020 comparisons show (i) the updated figures in our consolidated financial statements and (ii) the previous figures disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021. Nonetheless, there is no impact on the variation analysis between the previous periods.

We define Adjusted EBITDA by segment as net income (loss) for the year, adjusted by (i) share in the results of associates; (ii) depreciation and amortization; (iii) net financial results; (iv) income tax; (v) (loss) gain on sale of investments; (vi) impairment and impairment reversals; (vii) (loss) gain on sale of long-lived assets; (viii) write-offs of long-lived assets; and (ix) remeasurement in estimates of asset retirement obligations. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

A breakdown of the Adjusted EBITDA by segment is presented below.

Results of Operations

	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	439.8	476.9
Smelting	326.4	270.9
Other (1)	(5.9)	(4.0)
Adjusted EBITDA	760.3	743.8

(1) Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

	For the Year Ended December 31,
	2021	2020	2021	2020
	Updated (1)	Updated (1)	Previous (2)	Previous (2)
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	476.9	155.3	440.6	140.5
Smelting	270.9	270.3	267.7	269.2
Other (3)	(4.0)	(6.8)	(4.0)	(6.8)
Adjusted EBITDA	743.8	418.9	704.2	402.9

(1) Updated in Nexa’s consolidated financial statements.

(2) Previously disclosed in Nexa’s Annual Report on Form 20-F for the year-ended December 31, 2021.

(3) Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

In December 2022, Nexa updated its definition of Adjusted EBITDA to provide a better understanding of its operational and financial performance, and certain 2021 and 2020 figures have been adjusted in our consolidated financial statements. For purposes of comparison, the following 2021 vs. 2020 comparisons show (i) the updated figures in our consolidated financial statements and (ii) the previous figures disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021. Nonetheless, there is no impact on the variation analysis between the previous periods.

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

A reconciliation of net debt to loans and financing as of December 31, 2022 and 2021 is presented below.

	As of December 31,
	2022	2021
	(in millions of US$)
Calculation of Net Debt:
Loans and financing	1,669.3	1,699.3
Derivative financial instruments	2.6	6.5
Lease liabilities	5.0	19.6
Cash and cash equivalents	(497.8)	(743.8)
Financial investments	(18.1)	(19.2)
Net Debt	1,161.0	962.5

We define net debt to Adjusted EBITDA ratio as net debt divided by Adjusted EBITDA.

The calculation of our net debt to Adjusted EBITDA ratio for the periods indicated is presented below.

Results of Operations

	As of and For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	1,161.0	962.5
Adjusted EBITDA	760.3	743.8
Net Debt to Adjusted EBITDA Ratio	1.53	1.29

	As of and For the Year Ended December 31,
	2021	2020	2021	2020
	Updated (1)	Updated (1)	Previous (2)	Previous (2)
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	962.5	923.7	962.5	962.5
Adjusted EBITDA	743.8	418.9	704.2	402.9
Net Debt to Adjusted EBITDA Ratio	1.29	2.20	1.37	2.29

(1) Updated in Nexa’s consolidated financial statements.

(2) Previously disclosed in Nexa’s Annual Report on Form 20-F for the year-ended December 31, 2021.

In December 2022, Nexa updated its definition of Adjusted EBITDA to provide a better understanding of its operational and financial performance, and certain 2021 and 2020 figures have been adjusted in our consolidated financial statements. For purposes of comparison, the following 2021 vs. 2020 comparisons show (i) the updated figures in our consolidated financial statements and (ii) the previous figures disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021. Nonetheless, there is no impact on the variation analysis between the previous periods.

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	760.3	743.8
Net revenue	3,034.0	2,622.1
Adjusted EBITDA Margin	25.1%	28.4%

	For the Year Ended December 31,
	2021	2020	2021	2020
	Updated (1)	Updated (1)	Previous (2)	Previous (2)
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	743.8	418.9	704.2	402.9
Net revenue	2,622.1	1.950.9	2,622.1	1.950.9
Adjusted EBITDA Margin	28.4%	21.5%	26.9%	20.7%

(1) Updated in Nexa’s consolidated financial statements.

(2) Previously disclosed in Nexa’s Annual Report on Form 20-F for the year-ended December 31, 2021.

Results of Operations

In December 2022, Nexa updated its definition of Adjusted EBITDA to provide a better understanding of its operational and financial performance, and certain 2021 and 2020 figures have been adjusted in our consolidated financial statements. For purposes of comparison, the following 2021 vs. 2020 comparisons show (i) the updated figures in our consolidated financial statements and (ii) the previous figures disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021. Nonetheless, there is no impact on the variation analysis between the previous periods.

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

The calculation of our adjusted working capital derived from our consolidated financial statements as of December 31, 2022 and 2021 is presented below.

	As of December 31,
	2022	2021
	(in millions of US$)
Calculation of Adjusted Working Capital:
Trade accounts receivable	223.7	231.2
Inventory	395.2	372.5
Other assets	210.0	179.7
Trade payables	(413.9)	(411.8)
Confirming payable	(216.4)	(232.9)
Other liabilities	(75.7)	(64.7)
Adjusted working capital	123.0	74.0

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

Results of Operations

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

Results of Operations

For the year ended December 31, 2022

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	131,527	18,700	85,910	52,001	9,560	297,699	0.0	297,699
Cost of goods sold	116.0	63.8	396.5	167.9	75.4	819.6	(1.8)	817.8
On-site G&A	1.2	0.8	0.5	0.7	0.3	3.4	0.0	3.4
By-product credits	(10.3)	(22.6)	(351.2)	(123.3)	(72.2)	(579.7)	11.7	(568.0)
Treatment and refining charges	91.3	9.6	39.9	27.6	5.1	173.5	0.0	173.5
Selling expenses	0.4	1.4	1.8	0.6	0.5	4.7	0.0	4.7
Depreciation and amortization	(24.0)	(9.1)	(117.0)	(27.2)	(14.9)	(192.1)	(0.0)	(192.2)
Royalties	(2.1)	(1.4)	(5.6)	(3.8)	(0.9)	(13.8)	0.0	(13.8)
Workers’ participation & bonus	(1.6)	(0.9)	(13.3)	(5.2)	(0.8)	(21.8)	0.0	(21.8)
Others	(9.5)	(1.2)	0.2	0.6	(7.3)	(17.3)	0.0	(17.3)
Cash cost net of by-product credits (sold)	161.4	40.4	(48.2)	37.8	(15.0)	176.5	9.9	186.4
Cash cost net of by-product credits (sold) (US$/tonne)	1,227.5	2,160.5	(561.4)	727.7	(1,566.2)	592.8	0.0	626.0
Non-expansion capital expenditure	41.9	6.8	42.5	36.7	4.5	132.4	69.4	201.8
Sustaining cash cost net of by-product credits	203.4	47.2	(5.8)	74.5	(10.5)	308.9	79.3	388.2
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,546.2	2,523.8	(67.1)	1,433.6	(1,096.6)	1,037.5	0.0	1,304.0
Workers’ participation & bonus	1.6	0.9	13.3	5.2	0.8	21.8	0.0	21.8
Royalties	2.1	1.4	5.6	3.8	0.9	13.8	0.0	13.8
Corporate G&A							52.0	52.0
AISC net of by-product credits (sold)							0.0	475.8
AISC net of by-product credits (sold) (per tonne)							0.0	1.598.1

Results of Operations

For the year ended December 31, 2021

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	140,500	17,278	103,848	51,382	7,747	320,756	0.0	320,756
Cost of goods sold	95.5	49.7	376.9	147.7	50.0	719.8	6.8	726.7
On-site G&A	11.8	11.1	0.2	0.3	0.1	33.6	0.0	33.6
By-product credits	(13.0)	(17.6)	(358.2)	(105.0)	(49.9)	(543.6)	(0.0)	(543.7)
Treatment and refining charges	70.9	6.6	55.1	27.2	4.2	164.0	0.0	164.0
Selling expenses	0.5	1.9	1.9	0.7	0.0	55.3	0.0	55.3
Depreciation and amortization	(20.1)	(5.5)	(112.6)	(25.9)	(11.2)	(175.4)	0.5	(174.9)
Royalties	(1.6)	(1.0)	0.0	(2.3)	(0.7)	(55.5)	0.0	(55.5)
Workers’ participation & bonus	(1.6)	(0.9)	(18.4)	(3.8)	(0.2)	(25.0)	0.0	(25.0)
Others	(5.9)	(1.6)	0.0	3.8	3.1	(0.6)	0.0	(0.6)
Cash cost net of by-product credits (sold)	126.5	32.6	(55.1)	42.8	(44.3)	142.4	7.4	149.8
Cash cost net of by-product credits (sold) (US$/tonne)	900.2	1,884.1	(530.1)	832.2	(557.7)	444.0	0.0	466.9
Non-expansion capital expenditure	42.0	7.6	40.5	36.5	11.6	138.2	23.8	162.0
Sustaining cash cost net of by-product credits	168.4	40.1	(14.5)	79.3	77.2	280.6	31.1	311.7
Sustaining cash cost net of by-product credits (sold) (per tonne)	1, 198.8	2,322.5	(139.6)	1,543.3	935.2	874.8	0.0	971.9
Workers’ participation & bonus	1.6	0.9	18.4	3.8	0.2	25.0	-	25.0
Royalties	1.6	1.0	0.0	2.3	0.7	5.5	-	5.5
Corporate G&A	-	-	-	-	-	-	54.2	54.2
AISC net of by-product credits (sold)								396.5
AISC net of by-product credits (sold) (per tonne)								1,236.1

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

For the year ended December 31, 2022

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	180,029	83,084	334,076	597,189	0.0	597,189
Cost of goods sold	621.4	325.2	1,219.4	2,166.1	(6.1)	2,159.9
Cost of services rendered	(19.5)	(9.9)	(57.0)	(86.4)	0.0	(86.4)
On-site G&A	2.0	1.1	6.1	9.2	0.0	9.2
Depreciation and amortization	(18.4)	(13.1)	(47.2)	(78.7)	0.0	(78.7)
By-product credits	(9.5)	(36.8)	(180.4)	(226.7)	6.1	(220.5)
Workers’ participation & Bonus	(1.6)	(1.3)	(13.7)	(16.6)	0.0	(16.6)
Others	(13.5)	(6.0)	14.7	(4.8)	0.0	(4.8)
Cash cost, net of by-product credits (sold)	561.0	259.1	941.9	1,761.9	0.0	1,761.9
Cash cost, net of by-product credits (sold) (per tonne)	3,116.0	3,118.1	2,819.5	2,950.4	-	2,950.4
Non-expansion capital expenditure	42.1	22.4	45.3	109.9	(18.9)	90.9
Sustaining cash cost, net of by-product credits	603.1	281.5	987.2	1,871.8	(18.9)	1,852.9
Sustaining cash cost net of by-product credits (sold) (per tonne)	3,350.1	3,387.9	2,955.1	3,134.4	-	3,102.7
Workers’ participation	1.6	1.3	13.7	16.6	0.0	16.6
Corporate G&A	0.0	0.0	0.0	0.0	31.0	31.0
AISC net of by-product credits (sold)	0.0	0.0	0.0	0.0	0.0	1,900.6
AISC net of by-product credits (sold) (per tonne)						3,183.0

Results of Operations

For the year ended December 31, 2021

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	188,216	80,008	324,973	593,197	0.0	593,197
Cost of goods sold	526.6	229.7	1,038.6	1,794.9	(2.7)	1,792.2
Cost of services rendered	(21.2)	(2.8)	(36.3)	(60.2)	0.0	(60.2)
On-site G&A	11.7	11.3	8.2	11.2	0.0	11.2
Depreciation and amortization	(13.1)	(11.7)	(54.1)	(78.9)	0.0	(78.9)
By-product credits	(11.9)	(23.0)	(91.1)	(126.0)	3.9	(122.1)
Workers’ participation & Bonus	(1.3)	(1.2)	(10.3)	(12.8)	0.0	(12.8)
Others	(18.7)	(10.1)	(22.3)	(51.1)	0.0	(51.1)
Cash cost, net of by-product credits (sold)	462.1	182.2	832.77	1,477.0	1.2	1, 478.2
Cash cost, net of by-product credits (sold) (per tonne)	2,455.4	2,277.4	2,562.3	2,490.0	-	2,492.0
Non-expansion capital expenditure	17.7	19.0	39.3	76.0	(1.3)	74.8
Sustaining cash cost, net of by-product credits	479.8	201.3	872.0	1,553.1	(0.1)	1,553.0
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,549.2	2,515.4	2,683.4	2,618.2	-	2,618.1
Workers’ participation	1.3	1.2	10.3	12.8	0.0	12.8
Corporate G&A	0.0	0.0	0.0	0.0	29.0	29.0
AISC net of by-product credits (sold)	0.0	0.0	0.0	0.0	0.0	1,594.9
AISC net of by-product credits (sold) (per tonne)						2,688.6

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

In February 2022, following our liability management strategy and considering our strong cash position, Nexa Peru, a subsidiary of Nexa, announced and completed the early redemption and cancellation of all of its outstanding 4.625% Notes due 2023 in the principal amount of US$128 million.

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

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements, share premium reimbursements, dividends and investment activities, as well as a need to service our indebtedness. In 2022, our operating activities generated cash flows of US$266.6 million, compared to US$493.0 million in 2021, a decrease of 45.9% primarily due to the increase in working capital needs due to the increase in inventory levels, including the ore stockpile built at Aripuanã to secure the ramp-up period, and the decrease in trade and confirming payables.

Uses of funds

In the ordinary course of business, our principal funding requirements are related to capital expenditures, dividend payments and debt service. In 2022, we also used funds to conclude the construction of Aripuanã and working capital needs.

Capital expenditures

Our capital expenditures in 2022 amounted to US$381.2 million. Of this amount, 23.2% was allocated to expansion projects, mainly driven by Aripuanã’s construction (US$66.5 million), slightly higher than our annual guidance due to the negative FX impact and additional contract expenses.

Non-expansion projects, which includes sustaining and HSE, among others, accounted for 76.4% of the total capital expenditures (or US$292.8 million) in 2022, including US$46.1 million of Aripuanã.

For 2023, we have budgeted US$310.0 million to invest in our operations and projects that are currently underway.

Expenses related to exploration and project evaluation

In 2022, exploration expenses were US$64.2 million, mainly driven by a focus on increasing our mineral resources and reserves in mines we operate, as well as on projects in the exploration phase, contributing to our long-term growth strategy. We reinforced our efforts to replenish and increase available mineral resources, focusing mainly on identifying new ore bodies through drilling campaigns and preserving our investments in greenfield and brownfield projects.

Liquidity and Capital Resources

Project evaluation investment amounted to US$23.2 million in 2022, including approximately US$1.9 million directed towards greenfield projects in FEL1 and FEL2 stages and US$13.9 million to brownfield projects in the same stages.

We expect to continue to advance with our exploration and drilling campaigns and develop our pipeline of projects. In 2023, we estimate to spend US$110.0 million on expenses relating primarily to mineral exploration (US$55.0 million), mineral rights and sustaining (mine development), prioritizing potential belts for exploratory drilling and resource additions to consolidate our zinc and copper pipeline.

Distributions and repurchases

On February 15, 2022, Nexa’s Board approved a distribution to Nexa’s shareholders of US$50 million, US$44 million (US$0.33 per share) as dividend and US$6 million (US$0.05 per share) as share premium which was paid on March 25, 2022.

On February 15, 2023, Nexa’s Board approved a distribution to Nexa’s shareholders of US$25.0 million (US$0.19 per share) as share premium (or special dividend) to be paid on March 24, 2023.

Debt

As of December 31, 2022, our total outstanding consolidated indebtedness (current and non-current loans and financings, including accrued interest as of December 31, 2022) is US$1,669.3 million, consisting of US$50.8 million of short-term indebtedness, including the current portion of long-term indebtedness (or 3.0% of the total indebtedness), and US$1,618,4 million of long-term indebtedness (or 97.0% of the total indebtedness).

Our U.S. dollar denominated indebtedness as of December 31, 2022 was US$1,392.6 million (or 83.4% of our total indebtedness), our Brazilian real denominated indebtedness was US$276.2 million (or 16.5% of our total indebtedness) and other denominated indebtedness was US$0.4 million (or 0.1% of our total indebtedness).

As of December 31, 2022, US$458.3 million, or 27.5% of our total consolidated indebtedness, bears interest at floating rates, including US$276.2 million of real-denominated indebtedness that bear interest at rates based on the CDI rate, SELIC rate or Taxa de Juros de Longo Prazo (“TJLP”) and Taxa de Longo Prazo (“TLP”) rates (the long-term interest rates set by the Brazilian National Monetary Council and the basic costs of financing of the BNDES), and US$182.1 million of foreign currency-denominated indebtedness that bear interest at rates based on LIBOR and SOFR.

We continue to discuss with financial entities which fallback rate will replace the interest rate for our relevant LIBOR-based debt. Given the extension of most U.S. Dollar LIBOR tenors until June 30, 2023, we do not expect any relevant impacts on our business, financial position and results of operations in the current year.

Only 3.0% (US$50.8 million) of the total debt matures in 2023, 12.2% (US$203.0 million) matures between 2024 and 2026, while 84.8% (US$1,415.5 million) of total debt matures in and after 2027.

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2022.

Liquidity and Capital Resources

		As of December 31, 2022
Indebtedness	Average Annual Interest Rate	Current Portion (1)	Long-term Portion	Total
		(in millions of US$)
Eurobonds	Fixed + 5.84%	18.7	1,191.8	1,210.5
BNDES	TJLP + 2.82%	26.1	190.2	216.3
	SELIC + 3.10%
	TLP – IPCA + 5.46%
Export Credit Note	LIBOR + 1.54%	5.5	227.3	232.8
	134.20% CDI SOFR + 2.5%
Other		0.6	9.1	9.7
Total		50.8	1,618.4	1,669.3

(1) Includes principal and interest.

As of December 31, 2022, US$216.3 million remains outstanding under our loan agreements with BNDES, US$142.6 million regarding to the Nexa Dardanelos’ facility agreement which are guaranteed by Nexa Brazil and Nexa Resources, and US$73.7 million regarding to Nexa Brazil’s facility agreement which are guaranteed only by Nexa Resources.

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

As of December 31, 2022 we were in compliance with the above stated ratios.

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$50.8 million, including principal and interest, as of December 31, 2022.

We maintain a US$300.0 million revolving credit facility with a syndicate of lenders that will mature on October 25, 2024. This facility is guaranteed by Nexa Brazil and Nexa CJM. If drawn, this facility will bear interest at three-month LIBOR plus 1.00% per annum. As of December 31, 2022, no amounts were drawn under this facility.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position. See “Risk factors—Financial risk— Our business requires substantial capital expenditures and is subject to financing risks.”

Long-term indebtedness

The following discussion briefly describes our principal financing agreements as of December 31, 2022. For additional information, see Note 24 to our consolidated financial statements.

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

Liquidity and Capital Resources

Export Credit Notes. In March and April 2020, we entered into five Export Credit Note agreements in the total principal amount of R$1,477 million (approximately US$300 million) with maturity dates between one and five years and costs between 134.2% of CDI and CDI +1.8% up to CDI + 4.2%. In 2020, we prepaid the principal and accrued interest of two Export Credit Notes. As of December 31, 2022, our outstanding principal amount under the two remaining Export Credit Notes was US$141.1 million.

Export Credit Notes. On March 18, 2022, we entered into an Export Credit Note agreements in the total principal amount of US$90 million with maturity dates between six months and five years and costs between 2.5% TERM SOFR. As of December 31, 2022, our outstanding principal amount under these Export Credit Notes was US$91.7 million.

Nexa Resources Bonds due 2028. On June 18, 2020, we issued an aggregate principal amount of US$500.0 million in bonds maturing in 2028 and bearing interest at 6.500% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2022, the outstanding amount under these bonds was US$509.8 million, which is related to a principal amount of US$500.0 million plus an accrual of US$14.7 million related to interest, net of borrowing costs of US$9.8 million.

Nexa Resources Bonds due 2027. On May 4, 2017, we issued an aggregate principal amount of US$700.0 million in bonds maturing in 2027 and bearing interest at 5.375% per year. These securities are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2022, the outstanding amount under these bonds was US$700.7 million, which is related to a principal amount of US$700.0 million plus an accrual of US$6.0 million related to interest, net of borrowing costs of US$0.7 million.

BNDES and FINEP. BNDES has been an important source of debt financing for our capital expenditures in Brazil. We, through our Brazilian subsidiaries, have entered into several loan agreements with BNDES for the expansion and modernization of certain fixed assets, studies and engineering projects, environmental investments and the acquisition of machinery and equipment. As of December 31, 2022, our aggregate outstanding principal amount under BNDES loan agreements was US$216.4 million. For further details on our long-term financings with BNDES, please see the table below.

In October 2020, we disbursed the first tranche of the Credit Facility Agreement related to the Aripuanã Project signed with BNDES in the amount of approximately R$225.0 million or US$39.9 million. In December 2020, we disbursed the second tranche of this facility in the amount of approximately R$250.0 million or US$47.7 million. In May 2021, we disbursed the third tranche of this facility in the amount of approximately R$160.0 million or US$30.6 million. In June 2021, we disbursed the fourth tranche of this facility in the amount of approximately R$101.3 million or US$20.1 million. This loan was contracted at a cost of TLP plus 3.39%, with maturity in 2040.

In December 2014, Nexa Brazil entered into a loan agreement with the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or “FINEP”), to finance the research and development of various projects. As of December 31, 2022, our outstanding principal amount under this loan agreement was US$9.1 million.

The following table sets forth selected information with respect to Nexa Brazil’s principal long term financings with BNDES and our outstanding amount under these financings as of December 31, 2022.

Liquidity and Capital Resources

Indebtedness	Borrower	Guarantor	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding As of December 31, 2022
						(in millions of US$)
R$1,000.0 million BNDES Revolving Credit Agreement	Nexa Brazil	Nexa Resources	TLP plus 2.09% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	18.9
Total						18.9
R$1,200.0 million BNDES Revolving Credit Agreement (1)	Nexa Brazil	Nexa Resources	SELIC plus 3.10% per annum	60 monthly installments commencing on October 15, 2021	September 15, 2026	27.8
	Nexa Brazil	Nexa Resources	TJLP plus 2.82% per annum	60 monthly installments commencing on September 15, 2017	September 15, 2026	13.2
	Nexa Brazil	Nexa Resources	TLP plus 2.22% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	13.8
Total						54.8
Credit Facility Agreement	Nexa Dardanelos	Nexa Brazil and Nexa Resources	TLP plus 3.39% per annum	210 monthly installments commencing on March 15, 2023	August 15, 2040	142.6
Total						142.6
Total BNDES Long-Term Indebtedness						216.4

(1) Consists of three tranches.

Cash flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2022 and 2021.

	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	266.6	493.0
Investing activities	(378.9)	(469.3)
Financing activities	(149.2)	(344.1)
Effects of exchange rates on cash and cash equivalents	15.5	(21.9)
Decrease in cash and cash equivalents	(246.0)	(342.3)
Cash and cash equivalents at the beginning of the year	743.8	1,086.2
Cash and cash equivalents at the end of the year	497.8	743.8

In 2022, our net cash flow provided by operating activities was US$266.6 million, primarily due to higher working capital needs and a higher payment of income tax in the period, mainly in the Peruvian units compared to 2021.

In 2022, we used US$378.9 million to maintain the sustainability of our business and invest in our growth, including the investment in Aripuanã and the acquisition of the common shares of Tinka.

In 2022, our net cash flow used in financing activities was US$149.2 million due to (i) the payments of loans and financings; (ii) the early redemption of our Notes 2023, partially offset by a new export credit agreement; and (iii) dividends payment of US$71 million, including the payment to non-controlling interests (Pollarix).

As a result, at December 31, 2022, our cash and cash equivalents were US$497.8 million, US$246.0 million lower compared to our cash and cash equivalents at December 31, 2021.

Critical Accounting Estimates

Critical accounting estimates

The following discussion and analysis of our financial position and results of operations is based on our consolidated financial statements. The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions, and judgments that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. By definition, critical estimates, assumptions, and judgments will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

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

The process of estimating the value in use and the fair value less costs to sell involves assumptions, judgment and projections of future cash flows. Our assumptions and estimates of future cash flow used for impairment testing of goodwill are subject to risk and uncertainties, particularly for markets—such as metals— subject to higher volatilities, which are outside our control. The calculations used for the impairment testing are based on discounted cash flow models as of December 31, 2022 (due to impairment indicators identified during the fourth quarter), market assumptions, such as LME prices, market interest rates and other available data regarding global demand. The discount factor applied to the discounted cash flow model is our pre-tax (for value in use calculation method) or post-tax (for fair value less cost of disposal calculation method) weighted average cost of capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections before taxes on income, based on financial and operational budgets for a five-year period. After the five-year period, the projections are extended to the end of the mine life for our mines and indefinitely for our smelters. We do not use growth rates in cash flow projections of the terminal value for our smelters.

Impairment analysis

When performing its annual impairment assessments and after analyzing all impairment indicators the Company identified impairment indicators mainly related to: (i) a CAPEX and costs increase in the Cerro Pasco CGU given the review process started by management in October; and (ii) the Company’s decision not to maintain in its portfolio two of its greenfield projects (Shalipayco and Pukaqaqa) which are included in the Cerro Lindo CGU which is also part of the Mining Peru group of CGUs. Additionally, Nexa identified impairment reversal indicators related to the performance of metal prices during the fourth quarter of 2022 which led the Company’ sensitivities over the estimated metal price to increase.

Critical Accounting Estimates

The impairment assessment as of December 31, 2022 resulted in the recognition of an impairment reversal of US$79.5 million in the Cerro Pasco CGU, associated with higher metal prices than assumed in the previous assessment and a change in operating assumptions to reflect the further optimization of Atacocha and El Porvenir being considered, and of the impairment loss of US$61.9 million in goodwill in the Mining Peru Group of CGUs. In addition to these economic impairments, the Company recognized individual assets impairments in the amount of US$10.3 million, mainly within Assets and projects under construction, and in the amount of US$39.9 million, within Mining projects and in relation to the greenfields (Shalipayco and Pukaqaqa) which are included in the Cerro Lindo CGU which is also part of the Mining Peru group of CGUs. In 2022, we recorded a non-cash, pre-tax net impairment loss on long-lived assets of US$32.5 million (US$31.1 million, after tax). For further information, please refer to Note 31 to our consolidated financial statements.

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

Asset retirement obligations

In 2022, as part of its annual asset retirement and environmental obligations review, the Company increased its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement or environmental obligations studies and update in the discount rates. As a result, Nexa recognized a non-cash net expense of US$13.1 million in “Other income and expenses” in 4Q22, totaling US$1.5 million in 2022, and decreased its “Operational assets, property, plant and equipment” by US$6.8 million.

For further information, please refer to Note 27 to our consolidated financial statements included herein.

Critical Accounting Estimates

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

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, defined in 2022, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the executive team, audit committee and board of directors. We use a governance, risk and compliance management platform, BWise, to manage and assess our risks, to monitor our action plans and to create related reports.

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

Assuming an exchange rate appreciation/(devaluation) of 10% of the U.S. dollar against the real as of December 31, 2022, we estimate that our Adjusted EBITDA for the year would have increased/(decreased) by US$51.4 million for 2022. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, changes in exchange rates may also affect the volume of sales as other market participants become more or less competitive. This sensitivity analysis does not factor in a potential change in sales levels or actions that management could take to manage the potential impact. Accordingly, the actual effect of exchange rate fluctuations will vary from period to period. However, assuming all other factors are held constant, we would expect future fluctuations like those analyzed above to have a similar potential impact on our results for future periods. See “Forward-looking statements.”

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2022, an increase/(decrease) in LIBOR of 25% would impact our net income (loss) before income tax for the year and cash flows by US$2.2/(2.2) million. We calculate our exposure to fluctuations in interest rates at least for 12 months after a reference date, considering any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted for our finance committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Risk Management

Metal price sensitivity

We are subject to financial risks arising from the volatility of prices of zinc, copper, lead and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2022 Adjusted EBITDA (as previously defined) attributable to us resulting from metal price changes.

	Zinc	Copper	Silver
Change in metal price (in percentage)	10.0%	10.0%	10.0%
Change in Adjusted EBITDA (in millions of US$)	125.6	30.6	21.2

Derivative instruments

To hedge against financial risk, we enter derivative transactions under our Financial Risk Management Policy. Those transactions are carried out in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian Contrato Geral de Derivativos (“CGD”) Agreements.

None of the derivative transactions we are party to as of December 31, 2022 have corporate guarantees or require margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2022 was entered into for speculative or arbitrage purposes.

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

Major shareholders

As of March 20, 2023, Nexa Resources has 132,438,611 common shares outstanding, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

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

VSA

As of March 20, 2023, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by a number of individuals, some of whom are related to our board member Luís Ermíro de Moraes, through controlled companies.

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

As of December 31, 2022
(in millions of US$)
Related Party Transaction Balances Related Party Assets
Current assets
Trade Accounts Receivable
Companhia Brasileira de Alumínio	0.2
Auren Comercializadora de Energía Ltda.	-
Votorantim Cimentos S.A.	0.6
Other	-
Total	0.8
Trade payables
Votorantim S.A.	0.8
Andrade Gutierrez Engenharia S.A.	3.4
Companhia Brasileira de Alumínio	0.3
Votorantim Cimentos S.A.	0.2
Auren Comercializadora de Energía Ltda.	1.0
Campos Novos Energia S.A.	9.7
Votorantim International CSC S.A.C	-
Other	0.2
Total	15.3
Dividends payable
Other.	7.9
Total	7.9
Related parties liabilities
Votorantim International CSC S.A.C	0.5
Other	0.5
Total	1.0

Related Party Transactions

We summarize below some of our principal related party transactions.

For the Year Ended December 31,
2022
(in millions of US$)
Related Party Transactions Sales
Companhia Brasileira de Alumínio	9.7
Auren Comercializadora de Energía Ltda.	0.7
Total	10.4
Purchases
Votorantim S.A.	4.7
Andrade Gutierrez Engenharia S.A.	38.9
Companhia Brasileira de Alumínio	8.9
Auren Comercializadora de Energía Ltda.	5.0
Campos Novos Energia S.A.	5.0
Votorantim Cimentos S.A.	3.1
Votorantim International CSC S.A.C	12.5
Other	1.2
Total	79.1

Andrade Gutierrez Engenharia S.A

As part of the execution of the Aripuanã project, in June 2019 we entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of our director’s close family members may have significant influence at its holding level. As of December 2022, the updated amount of this contract is US$15.5 million.

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

Distributions

Distributions

Distributions to our shareholders are subject to the requirements of Luxembourg law and the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as legal requirements and other factors we may deem relevant at the time. As of December 31, 2022, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we estimate to distribute each year amounts equal to at least 2.0% of our average market capitalization.

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

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. As of December 31, 2022, the legal reserve is US$13,332,051.30.

The table below describes the distributions paid to our shareholders. Distributions for 2020 and 2021 were made in the form of a cash dividend. Distributions for 2022 were made in the form of cash dividend and share premium.

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of US$)
Distributions paid to shareholders	50.0	35.0	50.0

On March 25, 2022, we paid approximately US$44 million (US$0.33 per common share) of dividends and approximately US$6 million (US$0.05 per common share) of share premium to our shareholders. This dividend and share premium will be ratified, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2022, which will occur on June 9, 2023.

Distributions

On February 15, 2023, our board of directors approved a distribution to Nexa’s shareholders of approximately US$25 million as share premium. This represents approximately a special cash dividend of US$0.188766 per common share, which will be paid on March 24, 2023. This dividend is subject to ratification, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2023, which will occur in June 2024.

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

Trading Markets

Trading markets

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the NYSE, under the ticker symbol NEXA. On March 20, 2023, there were 132,438,611 common shares issued and outstanding.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Nexa did not repurchase any shares during 2022. As of December 31, 2022, there were no authorized share buyback programs.

Corporate Governance
IV.	Corporate governance, management and employees

Corporate governance

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our board of directors, advisory committees and management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of Nexa’s performance and decision-making. Our main corporate governance activities include support for board of directors, board advisory committees and executive board meetings (management committee); contribution to the process of preparing the annual report on governance practices; and elaboration of governance documents and updating of best practices.

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices that include internal rules for the board of directors and key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the compensation, nominating and governance committee includes responsibility for reviewing and assessing the size, composition and operation of the board of directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles, in line with ESG standards. The disclosure set out below describes in further detail our approach to corporate governance.

Code of conduct

We work with all of our employees, as well as third parties who we work with, to ensure they behave in a manner consistent with our values, code of conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. The code of conduct was revised, disseminated and implemented throughout Nexa. This revised version of the Code of Conduct reflects our commitment to the principles of corruption, anti-money laundering, anti-terrorist financing and antitrust policies based on laws in effect in the countries where we operate integrity, ethics, human rights, and social and environmental responsibilities. Our directors and executives have certified that they have read and that they will comply with our code of conduct. Furthermore, our board of directors periodically monitors compliance related topics. We also launched our code of conduct for suppliers in 2021. A conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures. In 2022, we to disseminate our Code of Conduct among all employees at a global level and started to disseminate the Code of Conduct for any suppliers considered to be strategic vendors.

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

Foreign private issuer and controlled company exemptions

Because we are a foreign private issuer, the NYSE rules applicable to us are considerably different from those applied to U.S. companies. Accordingly, we have been, and expect to continue, taking advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules for foreign private issuers. Subject to the items listed below, as a foreign private issuer we are permitted to follow home country practice in lieu of the NYSE’s corporate governance standards. Luxembourg law does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee. As a foreign private issuer, we must comply with four principal NYSE corporate governance rules: (i) we must satisfy the requirements of Exchange Act Rule 10A-3 relating to audit committees; (ii) our chief executive officer must promptly notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable NYSE corporate governance rules; (iii) we must provide the NYSE with annual and interim written affirmations as required under the NYSE corporate governance rules; and (iv) we must provide a brief description of any significant differences between our corporate governance practices and those followed by U.S. companies under NYSE listing standards.

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

Corporate Governance

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

The term of each and all of our directors expires at the 2024 annual general meeting of shareholders. The following table sets forth our current directors as of the date of this filing, their respective board positions and their respective date of election to the board.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (2)(3)	67	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Dimitrov (1)(2)*	53	Toronto, Canada	Director	December 14, 2017
Diego Hernandez (2)	74	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho (3)*	56	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz (1)(4)*	72	New Jersey, USA	Director	December 14, 2017
Gianfranco Castagnola (4)	62	Lima, Peru	Director	June 4, 2020
Jane Sadowsky (1)(3)*	61	New York, USA	Director	December 14, 2017
João Henrique Batista de Souza Schmidt (4)	44	São Paulo, Brazil	Director	October 18, 2016
Luís Ermírio de Moraes (3)	62	São Paulo, Brazil	Director	August 25, 2016

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

Daniella Dimitrov. Ms. Dimitrov has been a member of our board of directors since January 2018. Ms. Dimitrov has over 25 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. Ms. Dimitrov’s previous roles include President and CEO, Interim CEO, CFO of multi mine gold/copper producers, partner at a merchant bank with a focus on natural resources, Executive Vice Chair of an iron ore developer through its acquisition following a hostile takeover bid, COO of a Canadian national wealth management and capital markets firm, and various corporate development roles in mining and financial services. Ms. Dimitrov has also been a director of various mining companies and an oil and gas company and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov is currently also a director of Chemtrade Logistics Income Fund. Ms. Dimitrov has received the NACD Directorship Certification. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Diego Hernandez. Mr. Hernández has been a member of our board of directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018. Mr. Hernández has 50 years of experience in the mining industry. He is currently Corporate Director of BAL Group in Mexico. He served as President of the Sociedad Nacional de Minería in Chile (2016 to 2022) and CEO of Antofagasta Minerals from August 2012, and CEO of Antofagasta plc from September 2014 to April 2016. He was CEO of CODELCO in 2010/2012 and President of Base Metals in BHP Billiton and Chairman of Minera Escondida during 2004/2010. He served as Executive Director, Non-Ferrous Metals in Vale in 2001/2004, CEO of Compañía Minera Doña Inés de Collahuasi in 1996/2001 and has held other senior positions in Anglo American and Rio Tinto. Mr. Hernandez received a civil mining engineer degree from the University of Chile and from the École Nationale Supérieure des Mines de Paris. In 2010, he received the Ankh award granted by the Copper Club of New York, and in 2013 the Chilean Institute of Engineers awarded him the “Gold Medal” for his distinguished career and important contribution to the development of engineering in Chile.

Eduardo Borges de Andrade Filho. Mr. Andrade has been a member of our board of directors since 2016. He was a member of the board of directors of Nexa Brazil until 2018 and has been member of the board of directors of CBA since 2017. Mr. Andrade has over 20 years of experience working with large industrial conglomerates and international consulting firms on relevant issues related to strategy, corporate development, corporate finance, governance and organization. He is founder and managing director of Otinga Investimentos, a private equity firm focusing on mid-size companies in Brazil. Between 2011 and 2014, he was corporate planning officer at VSA and served as board member of four other companies of the Votorantim Group. From 2010 to 2011, he was vice president for corporate development at Usiminas, a steel company, where he was responsible for mining and capital goods businesses, as well as strategy, business development and M&A. Prior to that, between 1997 to 2010, he was a Partner at McKinsey & Company, a consulting firm, where he took various leadership roles such as the Basic Materials Practice and the Knowledge Committee in Latin America. He started his professional career as an entrepreneur and engineer in his home state of Minas Gerais. Mr. Andrade received a bachelor’s degree in civil engineering from Fundação Mineira de Educação e Cultura in 1991 and holds an MBA from the University of Chicago in 1995.

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

Jane Sadowsky. Ms. Sadowsky has been a member of our board of directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board and the audit committee of Yamana Gold, a publicly traded gold mining company based in Toronto, Canada, and chairs Yamana’s governance committee. She also serves as a senior advisor with responsibility for diversity and inclusion at Moelis &. Company, a U.S. publicly traded company. Ms. Sadowsky also serves on the board and Remuneration Committee of Scientific Games, a PE-backed company based in the US and the NY Chapter of NACD. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. Ms. Sadowsky has received the NACD Directorship Certification. She is a National Association of Corporate Directors Governance fellow and a frequent speaker at board governance conferences throughout the United States.

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our board of directors since 2016. He has held the position of executive officer for Corporate Development at VSA, and in 2020 he assumed the position of CEO. He is a board member of Auren Energia S.A., a position he has held since 2017. He served as Chairman of the Board of Directors of CESP – Companhia Energética de São Paulo in part of 2019. He also served as member of the Board of Directors of Citrosuco S.A. from 2014 to 2019 and Nexa Brazil from 2016 to 2018. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Luís Ermírio de Moraes. Mr. Moraes has been a member of our board of directors since 2016, and was the Chairman of the board until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of the board of directors of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Board of Directors

Internal rules of the board of directors

Our board of directors adopted board internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;
•	ensure that the executive officers comply with such mission, strategic goals and guidelines;
•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	approve the annual commercial agreements strategy;
•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa and its subsidiaries according to our articles of association;
•	promote and ensure compliance with our corporate purpose;
•	ensure Nexa’s long-term continuity with respect to, among other items, its ESG strategies, including to support the Board committees which oversee these strategies and our implementation of ESG initiatives, such as adherence to applicable laws and revisions to the strategy as applicable;
•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;
•	evaluate the performance of our CEO and executive officers;
•	exemplify and, together with the management committee, create a culture of integrity throughout the organization;
•	approve and monitor compliance with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; and (k) authorization policy;
•	approve board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;
•	ensure appropriate succession planning for our board of directors, CEO and executive officers;
•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered between Nexa and any of our executive officers; and
•	all further tasks as required by applicable laws.

The board internal rules are available on our website.

Board of Directors

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

Board of Directors

Under the board of directors’ internal rules and our articles of association, the board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The board of directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the board’s internal rules. In fiscal year 2022, our board of directors held eight meetings, in which the rate of attendance in person or by representation was 100% of the directors. In addition, we had (i) six audit committee meetings, (ii) five finance committee meetings, (iii) seven compensation, nominating and governance committee meetings, and (iv) fourteen sustainability and capital projects committee meetings.

Director	Board Meetings	Meetings Attended	Overall % Attendance
Jaime Ardila	8	8	100
Daniella Dimitrov	8	8	100
Diego Hernandez	8	8	100
Eduardo Borges de Andrade Filho	8	8	100
Edward Ruiz	8	8	100
Gianfranco Castagnola	8	8	100
Jane Sadowsky	8	8	100
João Henrique Batista de Souza Schmidt	8	8	100
Luís Ermírio de Moraes	8	8	100

As set forth in the board of directors’ internal rules, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2022, our directors held in camera sessions without members of the management team prior and/or at the conclusion of each board meeting.

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

Our audit committee’s primary responsibilities are to assist the board of directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the ERM policy, and the oversight of financial reporting and related compliance, internal control over financial reporting and fraud risks; (v) the compliance and ethics program; (vi) review of all related party transactions; (vii) the qualifications, performance and independence of our independent auditors and performance of the internal audit function; and (viii) the adherence to internal controls related to our ESG disclosures, targets and public commitments, pursuant to applicable laws. The audit committee also supports the Board in its monitoring of the ERM in matters related to the responsibility of this Committee.

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

Our finance committee’s primary responsibilities are to assist the board of directors in fulfilling its oversight responsibilities with respect to monitoring Nexa’s balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments and returns, support the board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee, among others.

Compensation, nominating and governance committee

Our compensation, nominating and governance committee is a standing committee established by our board of directors on March 28, 2017, to assist the board of directors in fulfilling certain of its oversight responsibilities. The compensation, nominating and governance committee may be composed of two to five members, each appointed by our board of directors for a term of one year. Luís Ermírio de Moraes, Eduardo Borges de Andrade Filho, Jaime Ardila and Jane Sadowsky currently serve as its members. Two of the four members of the compensation, nominating and governance committee are independent directors.

Our compensation, nominating and governance committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the board of directors and of the members of the committees of the board of directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (4) development of corporate governance guidelines and principles; (5) the governance structure related to the Company’s ESG strategy; (6) identification of individuals qualified to be nominated as members of the board of directors and suggesting nominees to fill any vacancies on the board of directors; (7) the structure and composition of board committees; (8) evaluation of the performance and effectiveness of the board of directors, the chief executive officer and each of the board’s standing committees; (9) the supervision and approval of our social responsibility plans and policies (other than community-related aspects which are overseen by the sustainability and capital projects committee), including with respect to our ESG strategy; (10) support the board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee; and (11) any related matters required by applicable laws. For more information regarding our corporate governance policies, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Governance.”

Sustainability and capital projects committee

Our sustainability and capital projects committee is a standing committee established by our board of directors on April 29, 2019 to assist the board of directors in fulfilling certain of its oversight responsibilities. The sustainability and capital projects committee may be composed of at least three and no more than five members, each appointed by our board of directors for a term of one year. Diego Hernandez, Daniella Dimitrov and Jaime Ardila currently serve as its members.

Board of Directors

Our sustainability and capital projects committee’s primary responsibilities are to assist the board of directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including relationships with local communities, tailings management, water, waste, biodiversity, and GHG emissions (climate change), as well as with respect to the estimation and disclosure of mineral resources and reserves at all operations and projects (collectively “Sustainability Matters”). The committee also assists the board with the oversight of our ESG strategy, including its revision and implementation, in connection with the Sustainability Matters and all related applicable laws.

The sustainability and capital projects committee is also responsible for assisting the board with the review of technical, economic and social matters with respect to our projects, including exploration, development, permitting, construction and operation of our mining and smelting assets, which are core to our strategy and growth. For more information regarding our sustainability policies, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Environmental” and “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Social.”

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

Our ongoing director education programs entails site visits, presentations from outside experts and consultants, discussions on ongoing governance trends and guidelines for public companies, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, legal issues, economic, accounting and financial disclosure, mineral and hydrocarbon education and other initiatives intended to keep the board abreast of new developments and challenges that we may face. As part of the education session, certain directors obtained international certifications related to the competencies necessary for their activities, such as National Association of Corporate Directors (“NACD”) Directorship Certification.

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

The compensation, nominating and governance committee and our board of directors have the responsibility to review and assess the composition of the board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the compensation, nominating and governance committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the board of directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our board and management team, each of the board’s committees and each director, the board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our board of directors and each of its committees and the management team. Ultimately, appointments to our board of directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in board and management team composition and the desire to maximize the effectiveness of corporate decision making, having regard to our best interests and strategies and objectives, including the interests of our shareholders and other stakeholders. During our selection process for board appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 22%) of our nine members of the board are women, and on a general basis, 16.7% of our overall employees are women.

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

The program promotes knowledge, improvements and awareness of diversity in the workplace for our employees. In 2021, we held a meeting with an LGBT forum in Brazil and Peru, received the Women on Board certificate, updated specific accommodations for women in Peru, provided an antiracist guide to all employees, launched a talent program focused on the admission and training of professionals with disabilities and/or special needs, and provided support and care for employees aged 60 and over during the pandemic, among other measures. In Brazil, 5.2% of our employees are identified as people with disabilities, and by 2030 our diversity target is to have a workforce composed by 30% of women employees and 30% of women in leadership positions. These targets are frequently monitored, global and locally, and action plans are currently being implemented to achieve the proposed goals.

For more information on our practices related to diversity, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Social” and “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Governance.”

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

Share ownership

Luís Ermírio de Moraes, a member of our board of directors, indirectly owns approximately 2,379,242, or 1.79%, of our common shares. As of December 31, 2022, none of our executive officers own, beneficially or of record, any of our common shares.

Executive Officers and Management Committee

Executive officers and management committee

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules.

On January 1, 2022, Ignacio Rosado began his role as President and Chief Executive Officer (“CEO”). On October 3, 2022, José Carlos del Valle was appointed Senior Vice Precedent of Finance and Group Chief Financial Officer (“CFO”), replacing Rodrigo Menck who stepped down from his role of CFO as of July 6, 2022. In the period between Mr. Menck’s resignation and Mr. del Valle’s appointment, Claudia Torres, head of Corporate Controller, served as interim CFO. On June 30, 2022, Felipe Baldassari Guardiano left his role as Vice President Sustainability, Strategic Planning & Corporate Affairs. On June 30, 2022, Ricardo Moraes Galvão Porto resigned from his role as Senior Vice President Commercial and Supply Chain. In 2022, we implemented a review and simplification of our corporate structure to strengthen our competitiveness and continuously improve our operational efficiency, and accordingly we do not intend to replace these roles. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Ignacio Rosado	53	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	53	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer; Chief Executive Officer of Nexa Peru
Mauro Davi Boletta	62	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	45	Lima, Peru	Senior Vice President of Mining Operations
Marcio Luis Silva Godoy	57	São Paulo, Brazil	Senior Vice President of Technical Services and Projects
Jones Aparecido Belther	55	São Paulo, Brazil	Senior Vice President of Mineral Exploration & Business Development
Gustavo Cicilini	47	São Paulo, Brazil	Vice President of Human Resources and Corporate Affairs

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

José Carlos del Valle. Mr. del Valle has been our Senior Vice President of Finance and Group Chief Financial Officer since October 3, 2022, and he also serves as Chief Executive Officer of Nexa Peru since November 2022. He has extensive knowledge of the metals and mining industry and more than 25 years of experience in finance and planning. Mr. del Valle joined Nexa after spending nine years as CFO at Compañía Minera Antamina, where he led a successful company-wide transformation program and a US$1 billion syndicated loan financing initiative, among other key efforts. Before Antamina, he was the CFO of Volcan Compañía Minera and he held various leadership positions at well-known companies, including McKinsey & Company, Standard Chartered Bank, and Wells Fargo Bank, among others. Mr. del Valle holds a Business Administration degree from California State University, as well as an MBA from The Wharton School. He also graduated from the Advanced Management Program at Harvard Business School.

Board of Directors

Mauro Davi Boletta. Mr. Boletta has been our Senior Vice President of Smelting Operations and Commercial since 2016. Mr. Boletta has over 30 years of experience with operations. He joined Votorantim Metais S.A. in 1986, having served in several production areas. Between 2010 and 2011, he was responsible for the design review of an aluminum smelter in Trinidad and Tobago. Mr. Boletta graduated with a degree in electrical engineering from the Federal University of Itajubá, UNIFEI in 1985 and holds an MBA from FGV.

Leonardo Nunes Coelho. Mr. Coelho has been our Senior Vice President of Mining Operations since 2017. Mr. Coelho has over 20 years of experience managing mining operations with focus at gold and zinc. Prior to joining us, Mr. Coelho worked for Anglo Gold Ashanti Ltd. for 15 years, where he initiated his career as a Trainee. In Anglo Gold Ashanti Ltd., Mr. Coelho has led mining operations and the expansion of mining projects and served as General Manager of the Cuiabá and Lamego complexes as his last position at this company. Mr. Coelho graduated with a degree in Mine Engineering in 2001 from the Federal University of the State of Minas Gerais (“UFMG”) and has obtained graduate degrees from the Kellogg Graduate School of Management in 2015 in the United States, the Dom Cabral Foundation in 2009 in Brazil and the University of Cape Town in 2005 in South Africa as well as a qualification at INSEAD in digital transformation in 2018 and MIT in 2019.

Marcio Luis Silva Godoy. Mr. Godoy has been our Senior Vice President of Technical Services and Projects since June 2020 and has also been responsible for engineering and IT. Mr. Godoy has over 27 years of experience in the mining industry. He has worked in different roles related to mineral exploration, mineral technology, project development and implementation and mining operations in several countries including Brazil, Mozambique, Chile, Zambia, Australia and Suriname. Mr. Godoy previously worked in well-known companies including Vale, Phelps Dodge, Golden Star Resources and Novo Astro Mining. He was also the chairman of the Agency for the technological development of the Brazilian Mining Industry (“ADIMB”). Mr. Godoy is a graduated Geologist and has a Masters in Geology from the São Paulo State University (“UNESP”).

Jones Aparecido Belther. Mr. Belther has been our Senior Vice President of Mineral Exploration & Business Development since 2014. He has over 28 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration.

Gustavo Cicilini. Mr. Cicilini became Vice President Human Resources and Corporate Affairs in 2019. Mr. Cicilini joined Nexa Resources in 2018 as senior Human Resources manager for attraction, development and culture and has been responsible for leading a culture transformation program. He has over 20 years of professional experience in various business sectors, including telecommunication, food and beverage, mobility solutions, industrial technology, consumer goods, energy and building technology. He has previously worked in companies including Algar Telecom, AmBev and Robert Bosch and been located throughout Latin America, including in Peru, Colombia, Ecuador, Venezuela, Panama and Costa Rica. Mr. Cicilini previously worked as Regional Corporate Human Resources Project Manager and has been responsible for change management and innovation, business intelligence and cross-selling functions. He holds a degree in Psychology and an MBA in Business Administration.

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

Board of Directors

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

The following table sets forth the current members of our management committee, and their respective positions. The term of the members of our management committee expires on the day of the first board meeting held after the 2023 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Ignacio Rosado	53	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	53	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer
Mauro Davi Boletta	62	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	45	Lima, Peru	Senior Vice President of Mining Operations
Marcio Luis Silva Godoy	57	São Paulo, Brazil	Senior Vice President Technical Services and Projects
Jones Aparecido Belther	55	São Paulo, Brazil	Senior Vice President Mineral Exploration & Business Development

Board of Directors

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

Executive and Director Compensation

Executive and director compensation

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2022.

In 2022 our executive compensation program includes cash compensation in the form of base salary, short-term incentives and long-term incentives. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

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

Financial indicators are based on internal metrics and represent up to 50% of the employee panel for corporate positions and up to 40% for operations positions. In 2022, the metrics used were Free Cash Flow (FCF) and Management Gains (“MGs”). The target of FCF is structured around the combined total of all our revenue versus costs and considers metal prices, and floating exchange rates. For MGs, the target is to capture opportunities for working capital gains, fixed costs, production costs, and synergies, among other metrics, measured in millions of dollars, and it considers fixed metal prices and exchange rates.

Strategic goals represent up to 50% of the individual panel and are comprised of qualitative and quantitative factors. In 2022, the metrics used in this assessment included the Aripuanã project’s performance indicators, ESG and safety. We also recognize individual performance through targets that support different strategies in line with Nexa’s broader plan. The financial indicators applicable to our CEO represented 50% of the individual panel, and the metrics used were FCF and MGs.

In 2022, up to 20% of the compensation of our executive committee was related to the achievement of ESG goals and additional ESG goals have been set for our executive officers in 2023.

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

Executive and Director Compensation

2022 executive compensation

During fiscal year 2022, our executive officers received cash compensation in an aggregate amount of approximately US$5.4 million, which includes compensation paid to any officers whose terms ended on the first business day of 2022. The following table summarizes compensation we paid to our executive officers during the fiscal year 2022, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value.

Non-equity Incentive Plan Compensation
Name and Title	Base Salary (US$)	Short-term incentive programs / bonuses (US$)	Long-term incentive programs (US$)	Pension Value (US$)	Total Compensation (US$)
Ignacio Rosado (1) President and Chief Executive Officer	837,818	-	-	16,047	853,865
José Carlos del Valle Senior Vice President of Finance and Group Chief Financial Officer	95,920	176,719	-	-	272,638
Rodrigo Menck Senior Vice President Finance and Group Chief Financial Officer (2)	206,970	199,752	6,566	4,814	418,103
Mauro Davi Boletta Senior Vice President of Smelting Operations and Commercial	185,346	193,352	29,184	9,979	417,861
Leonardo Nunes Coelho Senior Vice President of Mining Operations	363,627	494,352	31,890	10,284	900,153
Marcio Luiz Silva Godoy Senior Vice President of Technical Services and Projects	316,663	348,731	-	17,316	682,710
Jones Aparecido Belther Senior Vice President of Mineral Exploration & Business Development	172,366	172,024	29,184	9,979	383,553
Gustavo Cicilini Vice President of Human Resources and Corporate Affairs	155,146	136,689	-	8,314	300,149
Ricardo Moraes Galvão Porto (3) Senior Vice President Commercial & Supply Chain	163,298	474,561	31,890	4,482	674,230
Felipe Baldassari Guardiano (4) Vice President Sustainability, Strategic Planning & Corporate Affairs	272,593	204,459	29,184	9,230	515,466

Note: In 2022, a severance payment of US$536,425 was made to Tito Botelho Martins Junior, as the former CEO and employee of the Company, due to the termination of his Executive’s Employment Agreement with the Company on December 31, 2021.

(1) Ignacio Rosado joined the Company on November 1, 2021; therefore, ineligible to any short- or long-term incentives paid in 2022 in respect of 2021.

(2) Rodrigo Menck stepped down from his role of CFO as of July 6, 2022. The amount paid to Mr. Menck includes termination costs.

(3) Ricardo Moraes Galvão Porto resigned from his role as Senior Vice President Commercial & Supply Chain on June 30, 2022. The amount paid to Mr. Porto includes termination costs.

(4) Felipe Baldassari Guardiano left his role as Vice President Sustainability, Strategic Planning & Corporate Affairs on June 30, 2022. The amount paid to Mr. Guardiano includes termination costs.

Executive and Director Compensation

2022 director compensation

During fiscal year 2022, our directors received total compensation in an aggregate amount of US$2,110,000 for their services as members of our board of directors. The chair of our board of directors received US$280,000 in annual fees, while each board member received an average of US$57,187.50 per quarter. In addition, each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

We have no service contracts with members of our board of directors providing for benefits upon termination of employment.

Annual compensation levels for the directors are as set out below:

Name	Base	Additional	Total Compensation
Jaime Ardila (1)	220,000	60,000	280,000
Daniella Dimitrov (2)	220,000	10,000	230,000
Diego Hernandez (3)	220,000	10,000	230,000
Eduardo Borges de Andrade Filho (3)	220,000	10,000	230,000
Edward Ruiz (2)	220,000	20,000	240,000
Gianfranco Castagnola (3)	220,000	10,000	230,000
Jane Sadowsky (2)	220,000	10,000	230,000
João Henrique Batista de Souza Schmidt	220,000	-	220,000
Luís Ermírio de Moraes	220,000	-	220,000

1.	The chairman of the board is entitled to additional compensation of US$60,000.00 per year.
2.	The audit committee members are entitled to additional compensation of US$10,000.00 per year. The chair of the audit committee is entitled to additional compensation of US$20,000.00 per year.
3.	Chairs of the other committees receive compensation of US$10,000.00. There are no additional payments per meeting for members who attend two committees concurrently.

Compensation consultants

We retained Korn Ferry in 2022 to provide competitive market analysis to assist in determining the appropriate level of compensation for executives, providing comprehensive competitive market clearing information on incentives, policies and benefits for each executive position. Korn Ferry has over 40 years of experience and deep knowledge in the Brazilian market. We paid Korn Ferry US$23,446.68 in consulting services fees in 2022.

We also retained Russell Reynolds Associates to assist with the board compensation and individual assessment. Russell Reynolds Associates has been working with the executive search and leadership consulting industry for over 50 years. We paid Russell Reynolds Associates US$74,912.74 in consulting services fees in 2022.

Regarding the selection of our new Senior Vice President of Finance and Group Chief Financial Officer, we retained Spencer Stuart, a company with over five decades of executive research and leadership consulting experience. We paid Spencer Stuart US$35,256.60 in consulting services fee in 2022.

Executive and Director Compensation

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

Employees

Employees

As of December 31, 2022, we had 5,625 employees and 8,596 independent contractors. The following tables show the number of employees and contractors as of December 31, 2022, 2021 and 2020.

Number of Employees
	As of December 31,
	2022	2021	2020
Brazil	3,509	3,631	3,193
Peru	2,096	2,185	2,131
United States and Luxembourg	20	24	25
Total	5,625	5,840	5,349

Number of Independent Contractors*
	As of December 31,
	2022	2021	2020
Brazil	2,788	1,773	1,498
Peru	5,808	5,889	5,638
Total	8,596	7,662	7,136

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

Legal proceedings

As of December 31, 2022, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of US$305.6 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2022, we had established a net provision in the amount of US$43.9 million to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2022
	Total Proceedings (1)	Total Net Provisions (2)
	(in millions of US$)
Civil and environmental (3)	129.5	15.2
Tax	134.6	8.2
Labor	41.5	20.5
Total	305.6	43.9

1.	Does not include claims with expectation of loss classified as remote.
2.	Only includes claims with expectation of loss classified as probable, net of judicial deposits.
3.	Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31, 2022, we were party to civil and environmental judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$129.5 million, for which we have recorded a net provision in the amount of US$15.2 million for proceedings with probable losses. The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2022, we were party to tax related judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$134.6 million, for which we have recorded a net provision in the amount of US$8.2 million for proceedings with probable losses.

The tax-related judicial and administrative claims filed against us primarily relate to (i) value added tax on Sales and Services (“ICMS”), (ii) corporate income tax and social contribution on net profit (“IRPJ/CSLL”), (iii) Brazilian mining royalty (“CFEM”), (iv) Contribution to the Social Integration Program (“PIS”) and (v) Social Contribution on Billing (“COFINS”).

Labor liabilities and contingencies

As of December 31, 2022, we were party to labor judicial proceedings related to employment benefits, with a probable or possible chance of loss of a total amount of US$41.5 million, for which we have recorded a net provision in the amount of US$20.5 million for proceedings with probable losses. The judicial and administrative claims related to labor benefits that were filed against us are mainly related to (i) overtime payments, (ii) compensation for illness-related damages and (iii) payment of social benefits.

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

As of December 31, 2022, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

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

A corporate Luxembourg shareholder was subject to Luxembourg corporate income tax (“CIT”) and municipal business tax (“MBT”) at the aggregate rate of 24.94% in 2022 (i.e. Luxembourg CIT is 18.19% including the surcharge for the unemployment and MBT is 6.75% for having its statutory seat in Luxembourg City). The taxable basis of a corporate Luxembourg shareholder will, in principle, correspond to its accounting results, unless a specific treatment is provided for by the LITL. A corporate Luxembourg shareholder may benefit from the Luxembourg participation exemption (the “participation exemption”) with respect to dividends received if the following two conditions are met: (a) the shareholder holds or commits itself to hold at least 10.0% of the share capital of Nexa Resources or a participation with an acquisition price of at least €1.2 million for an uninterrupted period of at least twelve months and (b) the shareholder is a Luxembourg fully taxable corporation. If these cumulative conditions are met, dividends received by the corporate Luxembourg shareholder would be fully exempt from CIT and MBT at the level of the corporate Luxembourg shareholder.

Taxation

If the conditions with respect to the Luxembourg participation exemption are not met, the corporate Luxembourg shareholders can still benefit from the aforementioned 50.0% exemption, subject to the conditions set out therein.

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons. Although genuine economic reasons are not defined by law, Luxembourg tax authorities may examine the given reasons. We do not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. As of December 31, 2022, we have the ability to pay dividends and share premiums. The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the board of directors. See “Share ownership and trading—Distributions”.

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

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations (Regulations), rulings and judicial interpretations thereof, in force as of the date hereof, and the U.S.-Luxembourg Treaty dated December 20, 2000 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

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

The common shares are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception (as defined below under “Passive Foreign Investment Company Status”), we do not believe that we were a PFIC for our 2022 or 2021 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Accordingly, we expect that dividends paid on the common shares will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Luxembourg dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”), and any Luxembourg tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Treaty, the Luxembourg tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Luxembourg dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Luxembourg tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

Taxation

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception, we do not believe that we were a PFIC for our 2022 or 2021 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, since PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities (including our ability to qualify for the Commodity Exception or any similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the U.S. Holder recognizes on the sale of the common shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds the common shares. Classification as a PFIC may also have other adverse tax consequences.

Taxation

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

Foreign financial asset reporting

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2022.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the fiscal year of 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

Principal accountant fees and services

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. for professional services in 2022 and 2021:

	For the Year Ended December 31,
	2022	2021
	(US$ thousand)
Audit fees	2,132.1	1,936.3
Audit-related fees	107.0	112.4
Tax fees	-	-
Other fees	-	-
Total fees	2,239.1	2,048.7

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

Zinc equivalent: A metric used to compare mineralization that is comprised of different metals in terms of zinc. Copper, lead, silver and gold contents in our concentrate production have been converted to a zinc equivalent grade at the average benchmark prices for 2022, i.e., US$3,478.3 per tonne (US$1.58 per pound) for zinc, US$8,797.0 per tonne (US$3.99 per pound) for copper, US$2,150.2 per tonne (US$0.98 per pound) for lead, US$21.7 per ounce for silver and US$1,800.1 per ounce for gold.

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of August 27, 2021 (incorporated by reference to Exhibit 1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 17, 2022).
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 22, 2021).
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities.
8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document -- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Signatures

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NEXA RESOURCES S.A.
By:	/s/ Ignacio Rosado
	Name:	Ignacio Rosado
	Title:	President and Chief Executive Officer

By:	/s/ José Carlos del Valle
	Name:	José Carlos del Valle
	Title:	Senior Vice President of Finance and Group Chief Financial Officer

Date: March 20, 2023

Financial Statements

Nexa Resources S.A. Financial Statements

Nexa Resources S.A.

Consolidated financial statements at December 31, 2022 and report of independent registered public accounting firm

Contents

Consolidated financial statements

Notes to the consolidated financial statements

Nexa Resources S.A.

Consolidated income statement

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2022	2021	2020
Net revenues	6	3,033,990	2,622,110	1,950,929
Cost of sales	7	(2,395,180)	(1,989,019)	(1,576,159)
Gross profit		638,810	633,091	374,770

Operating expenses
Selling, general and administrative	7	(145,543)	(133,803)	(139,391)
Mineral exploration and project evaluation	7 and 8	(98,862)	(85,043)	(57,201)
Impairment loss of long-lived assets	31	(32,512)	-	(557,497)
Other income and expenses, net	9	(2,674)	31,948	(19,164)
Total operating expenses		(279,591)	(186,898)	(773,253)
Operating income (loss)		359,219	446,193	(398,483)

Results from associates’ equity
Share in the results of associates	4 (ii)	1,885	-	-
Total from associates equity		1,885	-	-

Net financial results	10
Financial income		25,018	11,472	11,168
Financial expenses		(168,694)	(142,275)	(159,759)
Other financial items, net		9,949	(6,099)	(129,584)
Net financial results		(133,727)	(136,902)	(278,175)

Income (loss) before income tax		227,377	309,291	(676,658)

Income tax	11 (a)	(150,983)	(153,204)	24,152

Net income (loss) for the year		76,394	156,087	(652,506)
Attributable to NEXA's shareholders		49,101	114,332	(559,247)
Attributable to non-controlling interests		27,293	41,755	(93,259)
Net income (loss) for the year		76,394	156,087	(652,506)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD	30 (f)	0.37	0.86	(4.22)

The accompanying notes are an integral part of these consolidated financial statements Page 3 of 69

Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2022	2021	2020
Net income (loss) for the year		76,394	156,087	(652,506)

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	(1,329)	488	(98)
Deferred income tax		998	(161)	101
Translation adjustment of foreign subsidiaries	30 (e)	65,243	(64,575)	(138,840)
Total other comprehensive income (loss), net of income tax, items that can be reclassified to the income statement		64,912	(64,248)	(138,837)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	521	(5,066)	(787)
Deferred income tax		(178)	(2,375)	(88)
Changes in fair value of investments in equity instruments		(3,608)	(2,632)	-
Total other comprehensive income (loss), net of income tax, items that will not be reclassified to the income statement		(3,265)	(10,073)	(875)
Other comprehensive income (loss) for the year, net of income tax		61,647	(74,321)	(139,712)

Total comprehensive income (loss) for the year		138,041	81,766	(792,218)
Attributable to NEXA’s shareholders		105,972	43,828	(682,132)
Attributable to non-controlling interests		32,069	37,938	(110,086)
Total comprehensive income (loss) for the year		138,041	81,766	(792,218)

The accompanying notes are an integral part of these consolidated financial statements Page 4 of 69

Nexa Resources S.A.

Consolidated balance sheet

As at December 31

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2022	2021
Current assets
Cash and cash equivalents	15	497,826	743,817
Financial investments		18,062	19,202
Other financial instruments	16 (a)	7,380	16,292
Trade accounts receivables	17	223,740	231,174
Inventory	18	395,197	372,502
Recoverable income tax		2,455	8,703
Other assets	19	75,486	81,119
Total current assets		1,220,146	1,472,809
Non-current assets
Investments in equity instruments	14 (c)	7,115	3,723
Other financial instruments	16 (a)	63	102
Deferred income tax	11 (b)	166,983	168,205
Recoverable income tax		4,914	4,223
Other assets	19	134,474	98,584
Investments in associates	4 (ii)	38,990	-
Property, plant and equipment	21	2,295,275	2,087,730
Intangible assets	22	1,016,927	1,056,771
Right-of-use assets	23 (a)	6,895	12,689
Total non-current assets		3,671,636	3,432,027

Total assets		4,891,782	4,904,836

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	50,840	46,713
Lease liabilities	23 (b)	3,661	16,246
Other financial instruments	16 (a)	11,435	22,684
Trade payables	25	413,856	411,818
Confirming payables	26	216,392	232,860
Dividends payable		7,922	11,441
Asset retirement and environmental obligations	27	23,646	31,953
Contractual obligations	29	26,188	33,156
Salaries and payroll charges		79,078	76,031
Tax liabilities		40,610	65,063
Other liabilities		25,136	41,317
Total current liabilities		898,764	989,282
Non-current liabilities
Loans and financings	24 (a)	1,618,419	1,652,602
Lease liabilities	23 (b)	1,360	3,393
Other financial instruments	16 (a)	20,416	241
Asset retirement and environmental obligations	27	242,673	232,197
Provisions	28	43,897	36,828
Deferred income tax	11 (b)	199,499	208,583
Contractual obligations	29	105,972	114,076
Other liabilities		50,528	23,354
Total non-current liabilities		2,282,764	2,271,274

Total liabilities		3,181,528	3,260,556

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,442,245	1,386,273
Attributable to non-controlling interests		268,009	258,007
Total shareholders' equity		1,710,254	1,644,280
Total liabilities and shareholders’ equity		4,891,782	4,904,836

The accompanying notes are an integral part of these consolidated financial statements Page 5 of 69

Nexa Resources S.A.

Consolidated statement of cash flows

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2022	2021	2020
Cash flows from operating activities
Income (loss) before income tax		227,377	309,291	(676,658)
Impairment loss of long-lived assets	31	32,512	-	557,497
Depreciation and amortization	21, 22 and 23	290,937	258,711	243,925
Share in the results of associates		(1,885)	-	-
Interest and foreign exchange effects		126,545	143,496	157,806
Loss on sale of property, plant and equipment and intangible assets	9	698	4,891	2,268
Changes in accruals and other assets impairments		84,393	21,325	13,159
Changes in fair value of loans and financings	24 (c)	1,472	(19,380)	8,058
Changes in fair value of derivative financial instruments	16 (c)	(14,947)	26,408	7,809
Changes in fair value of offtake agreement	16 (d)	(24,267)	-	-
Contractual obligations	29 (a)	(20,873)	(25,729)	(20,679)
GSF recovered costs	22 (a)	-	(19,407)	-
Decrease (increase) in assets
Trade accounts receivables		2,223	(9,375)	(68,896)
Inventory		(75,071)	(102,068)	8,883
Other financial instruments		8,648	(14,936)	(7,809)
Other assets		(72,607)	(47,312)	30,557
Increase (decrease) in liabilities
Trade payables		(32,476)	44,880	21,589
Confirming payables		(16,348)	87,565	62,525
Other liabilities		(17,448)	2,759	58,481
Cash provided by operating activities		498,883	661,119	398,515

Interest paid on loans and financings	24 (c)	(109,263)	(121,112)	(69,906)
Interest paid on lease liabilities	23 (b)	(994)	(1,415)	(1,385)
Premium paid on bonds repurchase	24 (b)	(3,277)	-	(14,481)
Income tax paid		(118,719)	(45,607)	(21,043)
Net cash provided by operating activities		266,630	492,985	291,700

Cash flows from investing activities
Additions of property, plant and equipment		(382,468)	(485,204)	(323,688)
Additions of intangible assets		(4,595)	-	-
Net sales of financial investments		10,647	20,076	(47,522)
Proceeds from the sale of property, plant and equipment		751	2,210	2,014
Investments in equity instruments	14 (c)	(7,000)	(6,356)	-
Acquisition of additional shares in associates	4 (ii)	(4,136)	-	-
Dividends received from associates		7,867	-	-
Net cash used in investing activities		(378,934)	(469,274)	(369,196)

Cash flows from financing activities
New loans and financings	24 (c)	95,621	59,771	1,296,496
Debt issue costs	24 (c)	(63)	(178)	(9,921)
Payments of loans and financings	24 (c)	(24,639)	(251,044)	(542,983)
Prepayment of fair value debt	24 (c)	-	(90,512)	-
Bonds repurchase	24 (c)	(128,470)	-	(214,530)
Payments of lease liabilities	23 (b)	(17,091)	(9,827)	(9,100)
Dividends paid	30 (g)	(68,466)	(52,344)	(55,964)
Payments of share premium	30 (g)	(6,126)	-	-
Dividends not withdrawn		-	-	1,009
Capital reduction of subsidiary – non-controlling interests		-	-	(13,392)
Net cash (used in) provided by financing activities		(149,234)	(344,134)	451,615

Foreign exchange effects on cash and cash equivalents		15,547	(21,923)	(16,070)
Other high liquid short term investments		-	-	29,496

(Decrease) increase in cash and cash equivalents		(245,991)	(342,346)	387,545
Cash and cash equivalents at the beginning of the year		743,817	1,086,163	698,618
Cash and cash equivalents at the end of the year		497,826	743,817	1,086,163

The accompanying notes are an integral part of these consolidated financial statements Page 6 of 69

Nexa Resources S.A.

Consolidated statement of cash flows

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(2,018)	(5,174)	(5,785)
Additions to intangible assets related to GSF recovered costs	22 (a)	-	(19,407)	-
Write-offs of property, plant and equipment		1,449	3,343	-
Additions to intangible assets related to offtake agreement and other intangibles	22 (a)	(52,934)	-	-
Increase in investment in associates	4 (ii)	(32,456)	-	-
Derecognition of Nexa’s share of Enercan’s property, plant and equipment, intangible assets and financial investments	4 (ii)	46,858	-	-
(Decrease) increase in dividends payable		4,961	6,885	(1,418)
Decrease in loans and financings at fair value		-	(14,314)	-

The accompanying notes are an integral part of these consolidated financial statements Page 7 of 69

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2020	133,320	(9,455)	1,043,755	1,245,418	(196,855)	(106,606)	2,109,577	372,609	2,482,186
Net loss for the year	-	-	-	-	(559,247)	-	(559,247)	(93,259)	(652,506)
Other comprehensive loss for the year	-	-	-	-	-	(122,885)	(122,885)	(16,827)	(139,712)
Total comprehensive loss for the year	-	-	-	-	(559,247)	(122,885)	(682,132)	(110,086)	(792,218)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	-	-	(50,000)	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary - non-controlling interests	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	-	-	(58,573)	-	(50,000)	(18,724)	(68,724)
At December 31, 2020	132,438	-	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the year	-	-	-	-	114,332	-	114,332	41,755	156,087
Other comprehensive loss for the year	-	-	-	-	-	(70,504)	(70,504)	(3,817)	(74,321)
Total comprehensive income (loss) for the year	-	-	-	-	114,332	(70,504)	43,828	37,938	81,766
Transfer of the changes in fair value of prepaid debt related to changes in the Company’s own credit risk to retained earnings	-	-	-	-	(10,965)	10,965	-	-	-
Dividends distribution to NEXA's shareholders - USD 0.26 per share	-	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(23,730)	(23,730)
Total contributions by and distributions to shareholders	-	-	-	-	(45,965)	10,965	(35,000)	(23,730)	(58,730)
At December 31, 2021	132,438	-	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280

The accompanying notes are an integral part of these consolidated financial statements Page 8 of 69

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022	132,438	-	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the year	-	-	-	-	49,101	-	49,101	27,293	76,394
Other comprehensive income for the year	-	-	-	-	-	56,871	56,871	4,776	61,647
Total comprehensive income for the year	-	-	-	-	49,101	56,871	105,972	32,069	138,041
Dividends distribution to NEXA's shareholders – USD 0.33 per share – note 30 (g)	-	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders – USD 0.05 per share – note 30 (g)	-	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	-	(23,075)	(23,075)
Other equity movements	-	-	-	-	-	-	-	1,008	1,008
Total distributions to shareholders	-	-	(6,126)	-	(43,874)	-	(50,000)	(22,067)	(72,067)
At December 31, 2022	132,438	-	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254

The accompanying notes are an integral part of these consolidated financial statements Page 9 of 69

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and currently continues the ramp-up process at its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified two operating segments:

•       Mining: consists of six long-life polymetallic mines, three located in the Central Andes of Peru and three located in Brazil (two in the state of Minas Gerais and one in the state of Mato Grosso). In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

•       Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover and produce metallic zinc (SHG zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments. This measure is presented to provide information to investors and other stakeholders about the Company’s ability to generate cash flow from its core operations.

During December, 2022, the Company updated its definition of Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates; (ii) depreciation and amortization; (iii) net financial results; (iv) income tax; (v) (loss) gain on sale of investments; (vi) impairment and impairment reversals; (vii) (loss) gain on sale of long-lived assets; (viii) write-offs of long-lived assets; and (ix) remeasurement in estimates of asset retirement obligations. In addition, management may adjust the effect of certain types of transactions that in its judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis. For comparative purposes, the related 2021 and 2020 amounts have also been adjusted following this updated definition.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

The internal information used for making decisions is prepared using International Financial Reporting Standards (“IFRS”) based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from Other income and expenses, net to Net Revenues, Cost of sales and/or Selling, general and administrative expenses.

In 2022, the Company decided to stop reclassifying certain accounts to better approximate business segment information to the financial statements. These reclassifications included the effects of derivative financial instruments from Other income and expenses, net to Net revenues and Cost of sales. For comparative purposes, the related 2021 and 2020 amounts have also been reclassified.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the CODM.

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2022
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,248,027	2,466,967	(683,583)	2,579	3,033,990
Cost of sales	(905,241)	(2,190,903)	683,583	17,381	(2,395,180)
Gross profit	342,786	276,064	-	19,960	638,810

Selling, general and administrative	(64,444)	(60,435)	-	(20,664)	(145,543)
Mineral exploration and project evaluation	(88,947)	(9,915)	-	-	(98,862)
Impairment loss of long-lived assets	(32,276)	(236)	-	-	(32,512)
Other income and expenses, net	(32,787)	43,049	-	(12,936)	(2,674)
Operating income	124,332	248,527	-	(13,640)	359,219

Depreciation and amortization	204,514	78,727	-	7,696	290,937
Miscellaneous adjustments	110,993	(825)	-	-	110,168
Adjusted EBITDA	439,839	326,429	-	(5,944)	760,324

Change in fair value of offtake agreement (i)					24,267
Impairment loss of long-lived assets					(32,512)
Aripuaña’s pre-operating expenses and ramp-up impacts (ii)					(87,540)
Impairment of other assets					(9,302)
Loss on sale of long-lived assets					(698)
Remeasurement in estimates of asset retirement obligations					6,182
Remeasurement adjustment of streaming agreement (iii)					(10,565)
Miscellaneous adjustments					(110,168)

Depreciation and amortization					(290,937)
Share in the results of associates					1,885
Net financial results					(133,727)
Income before income tax					227,377

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

					2021
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,165,584	2,021,787	(636,212)	70,951	2,622,110
Cost of sales	(726,653)	(1,842,704)	636,212	(55,874)	(1,989,019)
Gross profit	438,931	179,083	-	15,077	633,091

Selling, general and administrative	(64,739)	(51,635)	-	(17,429)	(133,803)
Mineral exploration and project evaluation	(75,550)	(9,493)	-	-	(85,043)
Other income and expenses, net	(32,286)	70,874	-	(6,640)	31,948
Operating income	266,356	188,829	-	(8,992)	446,193

Depreciation and amortization	174,891	78,861	-	4,959	258,711
Miscellaneous adjustments	35,697	3,234	-	-	38,931
Adjusted EBITDA	476,944	270,924	-	(4,033)	743,835

Aripuaña’s pre-operating expenses (ii)					(8,753)
Loss on sale of long-lived assets					(4,891)
Remeasurement in estimates of asset retirement obligations				(6,371)
Remeasurement adjustment of streaming agreement (iii)				(19,580)
Other adjustments				664
Miscellaneous adjustments				(38,931)

Depreciation and amortization					(258,711)
Net financial results					(136,902)
Income before income tax					309,291

2020
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	748,462	1,547,398	(375,402)	30,471	1,950,929
Cost of sales	(627,372)	(1,310,206)	375,402	(13,983)	(1,576,159)
Gross profit	121,090	237,192	-	16,488	374,770

Selling, general and administrative	(70,223)	(54,021)	-	(15,147)	(139,391)
Mineral exploration and project evaluation	(48,555)	(5,466)	-	(3,180)	(57,201)
Impairment loss of long-lived assets	(512,706)	(44,791)	-	-	(557,497)
Other income and expenses, net	(21,815)	8,831	-	(6,180)	(19,164)
Operating (loss) income	(532,209)	141,745	-	(8,019)	(398,483)

Depreciation and amortization	159,984	82,650	-	1,291	243,925
Miscellaneous adjustments	527,582	45,893	-	-	573,475
Adjusted EBITDA	155,357	270,288	-	(6,728)	418,917

Impairment loss of long-lived assets					(557,497)
Aripuaña’s pre-operating expenses (ii)					(1,885)
Loss on sale of long-lived assets					(2,268)
Remeasurement in estimates of asset retirement obligations					(4,012)
Remeasurement adjustment of streaming agreement (iii)					(7,813)
Miscellaneous adjustments					(573,475)

Depreciation and amortization					(243,925)
Net financial results					(278,175)
Loss before income tax					(676,658)

(i) This amount represents the change in the fair value of the offtake agreement described in note 16, which is being measured at Fair value through profit and loss (“FVTPL”). This change in the fair value is a non-cash item and has been included in the Company’s Adjusted EBITDA calculation.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(ii) These amounts include Aripuanã’s pre-operating expenses and ramp-up impacts; considering that these items do not reflect the Company’s normal operating activities, they have been adjusted from its EBITDA. For the year 2022, this amount includes USD 42,785 related to the idleness of Aripuanã mine’s and plant’s capacity (without depreciation), USD 8,916 related to other pre-operating expenses and USD 35,838 related to the provision of Aripuanã’s inventory to its net realizable value (without depreciation). For comparative purposes, the related 2021 and 2020 amounts have also been adjusted.

(iii) This amount includes the annual remeasurement adjustment of the Company’s silver streaming revenues previously recognized given the changes in long-term prices and in the mine plan for the Cerro Lindo mining unit. This remeasurement is a non-cash item and has been included in the Company’s Adjusted EBITDA calculation.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with IFRS and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS, as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2022, were approved for issue in accordance with a resolution of the Board of Directors on February 15, 2023.

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its subsidiaries. The main entities included in the consolidated financial statements are:

	Percentage of shares		Company	Headquarter	Activities
	2022	2021	controls
Subsidiaries
Nexa Recursos Minerais S.A. "NEXA BR"	100	100	Directly	Brazil	Mining / Smelting
Nexa Resources Cajamarquilla S.A. "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos"	100	100	Indirectly	Brazil	Mining projects
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Holding and others
Karmin Holding Ltda.	100	100	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.55	83.55	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	Mining
Joint-operations
Campos Novos Energia S.A. - "Enercan" (ii)	-	20.98		Brazil	Energy
Cia. Minera Shalipayco S.A.C	75	75		Peru	Mining projects

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(i)	NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are indirectly owned by NEXA’s controlling shareholder, VSA.

(ii)	On November 17th, 2022, NEXA, through Pollarix, acquired 1.46% of Enercan’s additional shares for BRL 21,731 (USD 4,136) by exercising its proportional pre-emptive rights given the withdrawal of one of Enercan’s previous shareholders. Prior to this date, NEXA and the other shareholders exercised joint control over Enercan’s assets and liabilities. However, because of this withdrawal, Enercan’s remaining shareholders exercised their option to acquire these additional shares, resulting in the loss of joint control by NEXA. Since this date, NEXA ceased recognizing its share of Enercan’s jointly held assets, liabilities, revenues and expenses and began to account for it as an investment in an associate, through the equity method, since it still holds significant influence over this entity.

The following table shows the amounts in each balance sheet line that were derecognized since December 2022.

Assets	November 30, 2022
Current assets
Cash and cash equivalents	1
Financial investments	8,260
Trade accounts receivables	9,137
Other assets	275
Total current assets	17,674
Non-current assets
Deferred income tax	1,320
Recoverable income tax	126
Other assets	299
Property, plant and equipment	29,216
Intangible assets	9,382
Total non-current assets	40,342

Total assets	58,016

Liabilities and shareholders’ equity
Current liabilities
Trade payables	1,014
Dividends payable	8,745
Salaries and payroll charges	35
Tax liabilities	7,917
Other liabilities	788
Total current liabilities	18,499
Non-current liabilities
Provisions	311
Deferred income tax	4,658
Other liabilities	2,093
Total non-current liabilities	7,062

Total liabilities	25,561

Shareholders’ equity
Attributable to NEXA’s shareholders	32,456

As of December 31, 2022, the total investment of NEXA in Enercan is USD 38,990, which is composed of: (i) USD 32,456 related to the net effect of the derecognition of its share of Enercan’s jointly controlled assets and liabilities; (ii) USD 4,136 related to the amount paid by NEXA for the additional shares; (iii) USD 1,885 related to NEXA’s share in Enercan’s results; and (iv) USD 513 related to foreign exchange effects.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(a)	Subsidiaries

Subsidiaries include all entities over which the Company has control. The Company controls an entity when it (i) has the power over the entity; (ii) is exposed, or has the right, to variable returns from its involvement with the entity; and (iii) has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company, except when the predecessor basis of accounting is applied. Subsidiaries are unconsolidated from the date that control ceases.

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, to ensure the accounting policies’ standardization, an adjustment is performed in the consolidation process.

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated balance sheet, income statement, statement of comprehensive income and statement of changes in shareholders’ equity. A change in a subsidiary’s ownership interest, without loss of control, is accounted for as an equity transaction.

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

(c)	Associates

Associates are initially recognized at cost and adjusted thereafter for the equity method, being increased, or reduced from its interest in the investee's income after the acquisition date.

For an entity to become an associate the Company must have significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without having its control or joint control of those policies.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(d)	Transactions with non-controlling interests

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

(e)	Foreign currency translation

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

(ii) Transactions and balances

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

(iii) Consolidated entities

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

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
(a)	New standards and amendments – applicable as of January 1, 2022 or thereafter

There were some new standards and amendments effective for annual periods commencing on January 1, 2022. The adoption of these new standards and amendments did not have a material impact on the Company’s financial statements. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective and does not expect that the adoption of such issued but not early adopted standard, interpretation or amendment will have a material impact on the Company’s financial statements.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(b)	Critical estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions and judgments that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, and the disclosure of contingent liabilities at the date of the consolidated financial statements. Critical estimates, assumptions and judgments, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

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

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

• estimation of current and deferred income taxes – note 11

• estimation of fair value of financial instruments – note 14

• estimation of impairment of trade accounts receivables – note 17

•	estimation of the net realizable value of inventories – note 18

• estimation of quantification of mineral reserves and resources for useful life calculation – note 22

• estimation of asset retirement and environmental obligations – note 27

• estimation of provisions for legal claims – note 28

• estimation of contractual obligations – note 29

• estimation of impairment of long-lived assets – note 31

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Among others, the Company has considered the effects of the Environmental, Social and Governance (“ESG”) commitments when making its critical estimates, assumptions and judgments based on the long-term ESG commitments announced by NEXA on October 6, 2022. Events and changes in circumstances arising after December 31, 2022 will be reflected in management’s estimates for future periods.

Ukraine war impacts on NEXA´s financial statements and operations

The invasion of Ukraine by Russia, the resulting conflict, and retaliatory measures by the global community have created global security concerns and economic uncertainty, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, adverse impacts around the globe. Potential ramifications include disruption of the supply chain, which may impact production, investment, and demand for the Company’s products, higher and more volatile prices for oil and gas, volatility in commodity prices, and disruption of global financial markets, further exacerbating overall macroeconomic trends including inflation and rising interest rates. As of the date of issuance of these consolidated financial statements, we have not identified any material impacts on the Company´s operations, financial condition, or cash flows related to this war. However, NEXA cannot predict any future impact that this war could have on its business and operations and continues to closely monitor the developments related to it.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

Peruvian political instability impact on the Company’s consolidated financial statements and operations

As of the date of the issuance of these consolidated financial statements, there have been no identified impacts on the Company´s operations, financial condition, or cash flows that could be related to this political situation. However, the Company cannot predict any future impact that this situation could have on its business and operations and continues to closely monitor the developments related to it, mainly considering that the Peruvian mining sector, as well as other economic sectors have been affected in some ways, such as logistics and personnel transport.

6	Net revenues

Accounting policy

Revenues represent the amount of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

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

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and (ii) the promise to provide freight and insurance services to its customers.

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

Deferred revenues are related to contractual obligations that are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 29 for the specific accounting policy and information related to NEXA’s contractual obligations.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

Determining the transaction price and the amounts allocated to performance obligations

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

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2022, the pending price adjustments to be made were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 29.

(a)	Composition

(i)	Gross billing reconciliation

	2022	2021	2020
Gross billing	3,440,863	2,974,850	2,138,786
Billing from products	3,330,975	2,898,210	2,074,203
Billing from freight and insurance services	109,888	76,640	64,583
Taxes on sales	(402,064)	(347,311)	(184,714)
Return of products sales	(4,809)	(5,429)	(3,143)
Net revenues	3,033,990	2,622,110	1,950,929

(ii)	Net revenues breakdown

	2022	2021	2020
Zinc	2,093,105	1,844,632	1,323,287
Lead	276,438	223,341	161,964
Copper	290,519	305,793	197,756
Silver	57,921	69,691	58,568
Other products	206,119	102,013	144,771
Freight and insurance services	109,888	76,640	64,583
Net revenues	3,033,990	2,622,110	1,950,929

Taxes on sales	402,064	347,311	184,714
Return of products sales	4,809	5,429	3,143
Gross billing	3,440,863	2,974,850	2,138,786

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(i)       Net revenues by geographical location

	2022	2021	2020
Peru	859,760	774,735	485,850
Brazil	827,173	753,280	583,141
United States	174,526	119,564	116,717
Singapore	166,412	56,879	76,724
Switzerland	124,726	78,770	68,912
Chile	120,060	54,044	48,969
Luxembourg	95,252	97,462	76,072
Argentina	94,433	93,107	56,165
Japan	71,370	58,296	46,719
Taiwan	65,036	53,752	28,764
Colombia	64,013	54,325	34,768
South Africa	55,864	25,126	-
Turkey	54,955	34,493	25,005
Austria	48,676	45,057	35,197
South Korea	32,406	118,596	77,429
Malaysia	26,032	25,681	13,948
Belgium	17,905	13,690	30,174
Ecuador	15,433	15,652	9,095
Netherlands	13,623	17,693	11,740
Italy	9,586	14,834	9,895
Vietnam	8,396	14,555	10,798
Other	88,353	102,519	104,847
Net revenues	3,033,990	2,622,110	1,950,929

(ii)     Net revenues by currency

	2022	2021	2020
USD	2,251,866	1,914,905	1,388,746
Brazilian Real (“BRL”)	782,124	707,205	562,183
Net revenues	3,033,990	2,622,110	1,950,929

7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on the accrual basis and, if applicable, in the same period in which the income they are related to is recognized.

				2022	2021	2020
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total	Total
Raw materials and consumables used	(1,463,472)	-	-	(1,463,472)	(1,189,728)	(856,300)
Third-party services	(449,373)	(30,878)	(65,041)	(545,292)	(467,071)	(407,695)
Depreciation and amortization	(282,968)	(4,064)	(37)	(287,069)	(258,711)	(243,925)
Employee benefit expenses	(182,609)	(58,909)	(18,030)	(259,548)	(223,115)	(213,865)
Others	(16,758)	(51,692)	(15,754)	(84,204)	(69,240)	(50,966)
	(2,395,180)	(145,543)	(98,862)	(2,639,585)	(2,207,865)	(1,772,751)

(i)	Includes USD 52,215 (including depreciation of USD 16,377) related to the provision of Aripuanã’s inventory to its net realizable value, for both its ore stockpile and its produced concentrates, as explained in note 18. This amount also includes USD 15,681 (including depreciation of USD 5,911) related to the idleness of the Aripuanã mine’s and plant’s capacity since November given the start of the unit’s revenues. Before November, 2022 these idleness costs were recorded within Other income and expenses, net.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

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

Note 21 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2022	2021	2020
Mineral exploration	(61,986)	(55,594)	(38,519)
Project evaluation	(36,876)	(29,449)	(18,682)
	(98,862)	(85,043)	(57,201)

9	Other income and expenses, net

	2022	2021	2020
ICMS tax incentives (i)	56,697	71,949	-
Changes in fair value of offtake agreement - note 16 (d)	24,267	-	-
Changes in fair value of derivative financial instruments – note 16 (c)	1,363	7,486	948
Loss on sale of property, plant and equipment	(698)	(4,891)	(2,268)
Remeasurement of asset retirement and environmental obligations	(1,512)	(6,664)	(900)
Slow moving and obsolete inventory	(11,511)	(985)	(1,057)
Provision of legal claims	(7,664)	(13,173)	(10,912)
Contribution to communities	(17,233)	(7,070)	(2,773)
Pre-operating expenses related to Aripuanã (ii)	(45,800)	(8,753)	(1,885)
Impairment of other assets (iii)	(9,302)	-	-
Others	8,719	(5,951)	(317)
	(2,674)	31,948	(19,164)
(i)	In December 2021, the Company adhered to a Brazilian Law that states that government grants of the “Imposto circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income tax (“CSLL”). In 2022, the Company received USD 56,697 of ICMS tax incentives, which were excluded from the corporate income taxes basis for the year and were considered a permanent difference reducing the income tax to pay in the amount of USD 19,277 as shown in note 11 (a). Additionally, based on this, the Company stopped presenting the expenses and revenues of the received ICMS tax incentives on a net basis and started to separate the expenses in Taxes on Sales and the corresponding revenues in Other income and expenses, net. The presentation on a gross basis became necessary to demonstrate the taxes on sales for Brazilian corporate tax deduction purposes.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Related to Aripuanã’s pre-operating expenses that mainly comprise USD 36,884 (including depreciation of USD 3,868) related to the idleness of the Aripuanã mine’s and plant’s capacity from January to October, the period before the unit started to generate revenues. Since November, these idleness costs were recorded within Cost of Sales.

(iii)	Amounts mainly related to the write-off of some non-commercial account receivables and taxes, which the Company does not expect to recover.

10	Net financial results

Accounting policy

(i) Financial expenses

Financial costs of obligations are recognized as expenses when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial time to be ready for use, which are capitalized at cost within Property, plant and equipment and/or Intangibles assets to which they relate.

(ii) Financial income

Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net is composed by the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange losses.

	2022	2021	2020
Financial income
Interest income on financial investments and cash equivalents	16,913	6,074	7,295
Interest on tax credits	980	1,377	854
Other financial income	7,125	4,021	3,019
Total financial income	25,018	11,472	11,168

Financial expenses
Interest on loans and financings	(104,689)	(96,565)	(97,422)
Premium paid on bonds repurchase – note 24 (c)	(3,277)	-	(14,481)
Interest on other liabilities	(35,134)	(12,371)	(8,051)
Interest on contractual obligations - note 29 (a)	(5,801)	(6,936)	(6,182)
Interest on lease liabilities	(542)	(1,272)	(1,757)
Other financial expenses	(19,251)	(25,131)	(31,866)
Total financial expenses	(168,694)	(142,275)	(159,759)

Other financial items, net
Changes in fair value of loans and financings – note 24 (c)	(1,472)	19,380	(8,058)
Changes in fair value of derivative financial instruments – note 16 (c)	(83)	(5,640)	(717)
Foreign exchange gains (losses) (i)	11,504	(19,839)	(120,809)
Other financial items, net	9,949	(6,099)	(129,584)

Net financial results	(133,727)	(136,902)	(278,175)

(i)	The amounts for years 2022 and 2021 include USD 6,413 and USD (10,468), respectively, which are related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA and to the accounts payables of NEXA BR with related parties. The exchange variation of NEXA BR’s loans and account payables with its related parties are not eliminated in the consolidation process and both transactions were impacted by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during 2022.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

11  Current and deferred income tax

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

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction affects neither the accounting nor the taxable income or loss. Deferred income tax is determined using tax rates (and laws), of the Company’s entities, that have been enacted or substantially enacted at the end of the reporting period and that are expected to be applied when the related deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary deductible differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Critical accounting estimates, assumptions and judgments

The Company is subject to income tax in all countries in which it operates where uncertainties arise in the application of complex tax regulations. Significant estimates, assumptions and judgments are required to determine the amount of deferred tax assets that would be recovered since this amount may be affected by factors including, but not limited to: (i) internal assumptions on the projected taxable income, which are based on production and sales planning, commodity prices, operational costs and planned capital costs; (ii) macroeconomic environment; and (iii) trade and tax scenarios.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(a)	Reconciliation of income tax (expense) benefit

	2022	2021	2020
Income (loss) before income tax	227,377	309,291	(676,658)
Statutory income tax rate	24.94%	24.94%	24.94%

Income tax (expense) benefit at statutory rate	(56,708)	(77,137)	168,759
ICMS tax incentives permanent difference – note 9	19,277	24,463	-
Tax effects of translation of non-monetary assets/liabilities to functional currency	6,279	(32,998)	(28,174)
Withholding tax over subsidiary capital reduction (i)	(5,263)	(10,526)	-
Impairment of goodwill	(18,247)	-	(78,866)
Special mining levy and special mining tax	(13,321)	(17,279)	(5,909)
Difference in tax rate of subsidiaries outside Luxembourg (ii)	(10,319)	(3,179)	36,390
Unrecognized deferred tax on net operating losses (iii)	(66,069)	(36,577)	(35,849)
Other permanent tax differences	(6,612)	29	(32,199)
Income tax (expense) benefit	(150,983)	(153,204)	24,152

Current	(146,869)	(122,081)	(63,192)
Deferred	(4,114)	(31,123)	87,344
Income tax (expense) benefit	(150,983)	(153,204)	24,152

(i)	On July 13, 2022, NEXA and the other shareholders of NEXA CJM approved a capital reduction of USD 105,350 (2021: USD 210,703), which was paid on August 30, 2022. Given this capital reduction, the Company recognized USD 5,263 of tax expenses (2021: USD 10,526) given that the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital was considered as not recoverable.
(ii)	NEXA’s subsidiaries had a higher taxable profit in 2022 which explains their higher income tax for the year.
(iii)	On December 31, 2022, Nexa has not recognized deferred tax on net operating losses over a taxable basis of USD 211,780 (2021: USD 134,156), after an assessment made by management considering the future recoverability of these net operating losses.

(b)     Analysis of deferred income tax assets and liabilities

	2022	2021
Tax credits on net operating losses (i)	127,016	116,284

Uncertain income tax treatments	(10,980)	(5,279)
Tax credits on temporary differences
Environmental liabilities	15,764	13,923
Asset retirement obligations	18,175	17,698
Inventory provisions	10,569	7,224
Tax, labor and civil provisions	8,882	7,797
Provision for employee benefits	7,099	7,138
Revaluation of derivative financial instruments	754	506
Other	12,144	15,652

Tax debits on temporary differences
Capitalized interest	(10,504)	(9,261)
Foreign exchange gains	(25,542)	(16,365)
Depreciation, amortization and asset impairment	(178,041)	(189,799)
Other	(7,852)	(5,896)
	(32,516)	(40,378)

Deferred income tax assets	166,983	168,205
Deferred income tax liabilities	(199,499)	(208,583)
	(32,516)	(40,378)
(i)	As a result of adopting the Law described in note 9, there was also an increase in the amount of USD 19,277 in the balance of tax losses for the year, amount which is included in the tax credits on net operating losses.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(c)	Effects of deferred tax on income statement and other comprehensive income

	2022	2021	2020
Balance at the beginning of the year	(40,378)	3,188	(48,212)
Effect on income (loss) for the year	(4,114)	(31,123)	87,344
Effect on other comprehensive income (loss) – Fair value adjustment	820	(2,536)	13
Prior years uncertain income tax treatment payment	1,923	-	4,706
Effect on other comprehensive income – Translation effect included in Cumulative translation adjustment	8,481	(9,907)	(40,663)
Derecognition of Nexa’s share of Enercan's deferred income taxes - note 4 (ii)	3,338	-	-
Others movements of deferred income tax	(2,586)	-	-
Balance at the end of the year	(32,516)	(40,378)	3,188

(d)     Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, concluded that the risk of loss is not more likely to occur, and then, it is not probable that an outflow of resources will be required. In such cases, a provision is not recognized. As of December 31, 2022, the main legal proceedings are related to: (i) the interpretation of the application of Cerro Lindo´s stability agreement; and (ii) the carryforward calculation of net operating losses. The estimated amount of these contingent liabilities on December 31, 2022 is USD 349,322 which increased compared to that estimated on December 31, 2021 of USD 134,804, mainly due to the closing of tax audits in Peru and the beginning of certain administrative proceedings in 2022 regarding (i) the stability agreement of Cerro Lindo for the years 2014, 2015 and 2016; and (ii) the result of the Nexa CJM tax audit regarding income tax and transfer pricing for the fiscal year 2016.

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

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for: (i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the Board of Directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in such Policy.

(a) Market risk

The purpose of the market risk management process and all related actions are intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(i) Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financings, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2022 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2022, according to the base scenario defined by the Company for March 31, 2023.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2022.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2022.

			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2022	Amount	Changes from 2022	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
BRL	5.2177	61,919	2.06%	-	-	-	-	-	1,274	(15,479)	(30,959)	15,479	30,959
EUR	1.0674	12	(6.01%)	(1)	(3)	(6)	3	6	-	-	-	-	-
PEN	3.7895	32,963	(5.41%)	(1,783)	(8,240)	(16,480)	8,240	16,480	-	-	-	-	-
CAD	1.3536	641	2.46%	-	-	-	-	-	16	(160)	(321)	160	321
NAD	16.9647	1,862	6.19%	-	-	-	-	-	115	(466)	(931)	466	931
Interest rates
BRL - CDI - SELIC	13.65%	61,341	(1) bps	(8)	(2,093)	(4,187)	2,093	4,187	-	-	-	-	-

			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2022	Amount	Changes from 2022	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Loans and financings
Foreign exchange rates
BRL	5.2177	277,852	2.06%	-	-	-	-	-	(5,717)	69,463	138,926	(69,463)	(138,926)
PEN	3.7895	443	(5.41%)	24	111	222	(111)	(222)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	13.65%	78,904	(1) bps	10	2,693	5,385	(2,693)	(5,385)	-	-	-	-	-
USD - LIBOR	4.77%	182,067	6 bps	(106)	2,169	4,339	(2,169)	(4,339)	-	-	-	-	-
IPCA - TLP	5.79%	176,269	(29) bps	511	2,551	5,103	(2,551)	(5,103)	-	-	-	-	-
TJLP	7.37%	22,634	17 bps	(38)	417	834	(417)	(834)	-	-	-	-	-

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2022	Amount	Changes from 2022	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Other financial instruments
Foreign exchange rates
BRL	5.2177	(292)	2.06%	(6)	73	146	(73)	(146)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	13.65%	(292)	(1) bps	41	986	2,114	(867)	(1,633)	-	-	-	-	-
USD - LIBOR	4.77%	(2,283)	6 bps	(2)	140	280	(140)	(280)	(0)	(36)	(71)	36	71
Commodities price
Zinc	3,025	(2,283)	1.79%	18,733	20,988	41,976	(20,988)	(41,976)	(4,174)	(4,676)	(9,353)	4,676	9,353
Copper	8,387	(21,833)	(8.49%)	(14,153)	(4,483)	(360)	(55,027)	(97,498)	-	-	-	-	-

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(ii) Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2022. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2022	2021
Assets
Cash, cash equivalents and financial investments	97,397	95,320
Derivative Financial Instruments	143	314
Trade accounts receivables	19,132	34,858
	116,672	130,492
Liabilities
Loans and financings	276,634	272,353
Derivative Financial Instruments	435	380
Trade payables and other liabilities	182,275	200,983
Lease liabilities	2,738	7,921
Use of public assets	23,263	24,384
	485,345	506,021

Net exposure	(368,673)	(375,529)

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

(iv) Commodity price risk

The commodity price risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, inventory levels, commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

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

Commodity prices hedge transactions are classified into the following hedging strategies:

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert fixed priced sales to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Hedge Book)

The objective is to hedge quotational periods mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc for future trading on the over-the-counter market.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

			2022			2021
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	191,269	-	191,269	117,439	-	117,439
AA+	-	-	-	-	-	-
AA	10,259	-	10,259	19	-	19
AA-	-	15,958	15,958	-	21,252	21,252
A+	-	117,968	117,968	35,923	318,120	354,043
A	-	93,117	93,117	25,354	115,653	141,007
A-	-	54,737	54,737	-	104,528	104,528
No rating (i)	8,451	6,067	14,518	2,660	2,869	5,529
	209,979	287,847	497,826	181,395	562,422	743,817

Financial investments
AAA	18,006	-	18,006	16,849	-	16,849
AA	-	-	-	2,353	-	2,353
No rating (i)	56	-	56	-	-	-
	18,062	-	18,062	19,202	-	19,202

Derivative financial instruments
AAA	144	-	144	314	-	314
A+	-	3,061	3,061	-	8,491	8,491
A-	-	4,238	4,238	-	7,589	7,589
	144	7,299	7,443	314	16,080	16,394

(i)	Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

2022	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	136,348	391,201	981,759	704,944	2,214,252
Lease liabilities	4,105	1,410	-	-	5,515
Derivative financial instruments	9,712	215	86	5	10,018
Trade payables and other liabilities	413,856	12,154	-	-	426,010
Confirming payables	216,392	-	-	-	216,392
Salaries and payroll charges	79,078	-	-	-	79,078
Dividends payable	7,922	-	-	-	7,922
Related parties	487	546	-	-	1,033
Asset retirement and environmental obligations	19,360	29,625	28,868	241,258	319,111
Use of public assets	2,484	4,972	4,890	16,584	28,930
	889,744	440,123	1,015,603	962,791	3,308,261

2021	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	114,240	443,780	247,226	1,439,295	2,244,541
Lease liabilities	17,340	3,744	-	-	21,084
Derivative financial instruments	22,684	146	71	24	22,925
Trade payables	411,818	-	-	-	411,818
Confirming payables	232,860	-	-	-	232,860
Salaries and payroll charges	76,031	-	-	-	76,031
Dividends payable	11,441	-	-	-	11,441
Related parties	321	71	-	-	392
Asset retirement and environmental obligations	31,953	64,752	85,021	243,076	424,802
Use of public assets	1,368	3,244	3,657	21,840	30,109
	920,056	515,737	335,975	1,704,235	3,476,003

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

	Note	2022	2021	2020
Loans and financings	24 (a)	1,669,259	1,699,315	2,024,314
Derivative financial instruments	16 (a)	2,575	6,531	(5,106)
Lease liabilities	23 (b)	5,021	19,639	25,689
Cash and cash equivalents	15	(497,826)	(743,817)	(1,086,163)
Financial investments		(18,062)	(19,202)	(35,044)
Net debt (i)		1,160,967	962,466	923,690

Net income (loss) for the year		76,394	156,087	(652,506)
Plus (less):
Depreciation and amortization	21, 22 and 23	290,937	258,711	243,925
Share in the results of associates		(1,885)
Net financial results	10	133,727	136,902	278,175
Income tax expense (benefit)	11 (a)	150,983	153,204	(24,152)
Miscellaneous adjustments	2	110,168	38,931	573,475
Adjusted EBITDA (ii)		760,324	743,835	418,917

Leverage ratio (Net debt/Adjusted EBITDA)		1.53	1.29	2.20
(i)	Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments, less (c) cash and cash equivalents, less (d) financial investments.
(ii)	Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

13	Financial instruments

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

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

For these loans and financings, the portion of the variation in credit risk is recorded in the OCI.

(iii)	Fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and for which the contractual terms of the financial asset give rise on specified dates to cash flows that are SPPI on the principal amount outstanding. Investments in equity instruments are measured at fair value through other comprehensive income as mentioned before.

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	15	497,826	-	-	497,826
Financial investments		18,062	-	-	18,062
Other financial instruments	16 (a)	-	7,443	-	7,443
Trade accounts receivables	17	53,123	170,617	-	223,740
Investments in equity instruments	14 (c)	-	-	7,115	7,115
Related parties (i)	20 (a)	2	-	-	2
		569,013	178,060	7,115	754,188
					2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,578,864	90,395	-	1,669,259
Lease liabilities	23 (b)	5,021	-	-	5,021
Other financial instruments	16 (a)	-	31,851	-	31,851
Trade payables	25	413,856	-	-	413,856
Confirming payables	26	216,392	-	-	216,392
Use of public assets (ii)		23,263	-	-	23,263
Related parties (ii)	20 (a)	1,033	-	-	1,033
		2,238,429	122,246	-	2,360,675

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

					2021
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	743,817	-	-	743,817
Financial investments		19,202	-	-	19,202
Other financial instruments	16 (a)	-	16,394	-	16,394
Trade accounts receivables	17	84,969	146,205	-	231,174
Investments in equity instruments	14 (c)	-	-	3,723	3,723
Related parties (i)	20 (a)	2	-	-	2
		847,990	162,599	3,723	1,014,312

					2021
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,610,638	88,677	-	1,699,315
Lease liabilities	23 (b)	19,639	-	-	19,639
Other financial instruments	16 (a)	-	22,925	-	22,925
Trade payables	25	411,818	-	-	411,818
Confirming payables	26	232,860	-	-	232,860
Use of public assets (ii)		24,384	-	-	24,384
Related parties (ii)	20 (a)	393	-	-	393
		2,299,732	111,602	-	2,411,334

(i)	Classified as Other assets in the consolidated balance sheet.
(ii)	Classified as Other liabilities in the consolidated balance sheet.

14	Fair value estimates

Critical accounting estimates, assumptions and judgments

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

(b)     Fair value by hierarchy

				2022
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	7,443	7,443
Trade accounts receivables		-	170,617	170,617
Investments in equity instruments (i)	14 (c)	7,115	-	7,115
		7,115	178,060	185,175
Liabilities
Other financial instruments	16 (a)	-	31,851	31,851
Loans and financings designated at fair value (ii)		-	90,395	90,395
		-	122,246	122,246
				2021
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	16,394	16,394
Trade accounts receivables		-	146,205	146,205
Investments in equity instruments (i)	14 (c)	3,723	-	3,723
		3,723	162,599	166,322
Liabilities
Other financial instruments	16 (a)	-	22,925	22,925
Loans and financings designated at fair value (ii)		-	88,677	88,677
		-	111,602	111,602

(i)	To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.
(ii)	Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy:

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

Level 1:

When fair value is calculated with quoted prices (unadjusted) in active markets for identical assets and liabilities traded in active markets at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price.

Level 2:

When fair value is calculated with valuation techniques since the financial instruments are not traded in an active market and all of the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

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

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2022, there were no financial assets and liabilities carried at fair value classified as Level 3.

(c)      Investments in equity instruments – Increase of equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru. On May 31, 2022, the Company subscribed to an additional 40,792,541 common shares in a private transaction at a price of CAD 0.22 per share (approximately USD 0.17) for a total consideration of CAD 8,974 thousand (USD 7,000). After this subscription, the Company holds 18.23% of the issued and outstanding common shares of Tinka. Similar to the original acquisitions made in 2021, this transaction has been accounted for as an investment in equity instruments at its acquisition cost and all are being subsequently measured at fair value through other comprehensive income.

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

(a)      Composition

	2022	2021
Cash and banks	330,653	276,761
Term deposits	167,173	467,056
	497,826	743,817

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

16	Other financial instruments

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

For derivatives that meet the hedge accounting criteria, the Company documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Derivative financial instruments designated as cash flow hedge

Derivatives that are designated for hedge accounting recognition are qualified as cash flow hedges when they are related to a highly probable forecasted transaction. The effective portion of the changes in fair value is recognized in shareholders’ equity in Accumulated other comprehensive income and is subsequently reclassified to the income statement in the same period when the hedged expected cash flows affects the income statement.

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

Currently, the Company classifies as cash flow hedge only some strategies related to mismatches of quotational periods.

(ii)	Derivative financial instruments designated as fair value hedge

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

Currently, the Company does not have any derivatives designated as fair value hedge.

(iii)	Derivatives financial instruments not designated as hedge accounting

Changes in the fair value of derivative financial instruments not designated as hedge accounting are recognized in the income statement in the line affected by the related transaction.

Currently, the Company does not designate as hedge accounting some strategies related to mismatches of quotational periods, to sales of zinc at a fixed price, and to interest rate risk.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(iv)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period starting in February 2023 up to a total of 30,810 tons, at the lower of current spot market prices or a price cap.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and will be amortized over the life of the mine according to the Units of Production (“UoP”) method.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated gain of USD 24,267 in the income statement for period ended on December 31, 2022. Refer to note 22 for additional information about the offtake agreement accounting treatment.

(a)	Composition

	2022	2021
Derivatives financial instruments
Current assets	7,380	16,292
Non-current assets	63	102
Current liabilities	(9,711)	(22,684)
Non-current liabilities	(307)	(241)
Derivatives financial instruments, net	(2,575)	(6,531)
Offtake agreement measured at FVTPL
Current liabilities	(1,724)	-
Non-current liabilities	(20,109)	-
Offtake agreement measured at FVTPL, net	(21,833)	-

(b)	Derivative financial instruments: Fair value by strategy

			2022		2021
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	209,319	(2,357)	215,809	(9,898)
			(2,357)		(9,898)
Sales of zinc at a fixed price
Zinc forward	ton	8,297	74	8,787	3,433
			74		3,433
Interest rate risk
IPCA vs. CDI	BRL	226,880	(292)	226,880	(66)
			(292)		(66)

			(2,575)		(6,531)

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(c)	Derivative financial instruments: Changes in fair value – At the end of each period

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(1,014)	19,394	(2,868)	743	-	(1,329)	7,385
Sales of zinc at a fixed price	-	-	(2,859)	620	-	-	1,120
Interest rate risk – IPCA vs. CDI	-	-	-	-	(83)	-	143
2022	(1,014)	19,394	(5,727)	1,363	(83)	(1,329)	8,648
2021	1,146	(37,963)	9,709	7,486	(5,640)	488	(13,137)
(d)	Offtake agreement measured at FVTPL: Changes in fair value

	2022	2021
Inception date	46,100	-
Changes in fair value	(24,267)	-
Balance at the end of year	21,833	-
Notional (ton)	30,810	-

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when are related to the Company’s accounts receivables portfolio outstanding at the balance sheet date that is designated at inception to be included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when are related to sales that are subsequently adjusted to changes in LME prices, which is recorded on net revenues. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

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

The Company applies the IFRS 9 simplified approach to measure the impairment losses for trade accounts receivables. This approach requires the use of the lifetime expected credit losses on its trade accounts receivables measured at amortized cost. To calculate the lifetime expected credit losses the Company uses a provision matrix and forward-looking information. The additions to impairment of trade

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

accounts receivables are included in selling expenses. Trade accounts receivables are generally written off when there is no expectation of recovering additional cash.

(a)	Composition

	2022	2021
Trade accounts receivables	227,265	233,623
Related parties - note 20	801	1,016
Impairment of trade accounts receivables	(4,326)	(3,465)
	223,740	231,174

(b) Changes in impairment of trade accounts receivables

	2022	2021
Balance at the beginning of the year	(3,465)	(3,179)
Additions	(1,793)	(1,586)
Reversals	1,005	1,206
Foreign exchange (losses) gains	(73)	94
Balance at the end of the year	(4,326)	(3,465)

(c) Analysis by currency

	2022	2021
USD	204,608	196,316
BRL	18,740	34,464
Other	392	394
	223,740	231,174

(d) Aging of trade accounts receivables

	2022	2021
Current	212,814	222,083
Up to 3 months past due	10,495	9,201
From 3 to 6 months past due	2,181	51
Over 6 months past due	2,576	3,304
	228,066	234,639
Impairment of trade accounts receivable	(4,326)	(3,465)
	223,740	231,174

18	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). Variable production overhead costs are included in inventory costs based on the actual production level. Imports in transit are stated at the accumulated cost of each import. At the end of the reporting period, the net realizable value of inventories is assessed and a provision for non-realizable, losses on obsolete or slow-moving inventory may be recognized.

The provision for net realizable value is estimated considering the current selling price in the ordinary course of business, less any additional selling expenses. The write-downs and reversals are recognized within Cost of sales.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

A provision for obsolete inventory, finished products, semi-finished products, raw materials and auxiliary materials is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification and is recognized as Other income and expenses.

Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale and is recognized as Other income and expenses.

(a)	Composition

	2022	2021
Finished products	142,935	157,285
Semi-finished products (i)	163,805	60,315
Raw materials	68,497	90,087
Auxiliary materials and consumables	115,562	94,564
Inventory provisions	(95,602)	(29,749)
	395,197	372,502

(i)	Semi-finished products in December 2022 include the stockpile produced during Aripuanã’s commissioning phase in the total amount of USD 40,303. In 2021, the amount of USD 23,009 of the ore stockpile that was included in raw material was reclassified as a semi-finished products.

(b)	Changes in the provision of the year

	2022	2021
Balance at the beginning of the year	(29,749)	(29,074)
Additions (i)	(69,761)	(15,094)
Reversals	4,634	13,986
Exchange variation (losses) gains	(726)	433
Balance at the end of the year	(95,602)	(29,749)
(i)	The main amount is related to the provision of Aripuanã’s inventory to its net realizable value for both its ore stockpile and its produced concentrates in the total amount of USD 52,215 (including depreciation of USD 16,377) as of December 31, 2022.

19	Other assets

	2022	2021
Other recoverable taxes	139,168	128,377
Advances to third parties	7,057	8,545
Prepaid expenses	9,858	10,361
Judicial deposits	16,753	5,446
Works-for-taxes program	7,902	5,338
Other assets	29,222	21,636
	209,960	179,703
Current assets	75,486	81,119
Non-current assets	134,474	98,584

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

20	Related parties
(a)	Balances

	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Parent
Votorantim S.A.	-	-	2	2	765	1,102	-	-	-	-

Related parties
Andrade Gutierrez Engenharia S.A.	-	-	-	-	3,353	1,890	-	-	-	-
Auren Comercializadora de Energia Ltda.	1	302	-	-	976	945	-	-	-	-
Campos Novos Energia S.A.	-	-	-	-	9,652	-	-	-	-	-
Companhia Brasileira de Alumínio	187	158	-	-	263	264	-	-	-	-
Votorantim Cimentos S.A.	607	551	-	-	163	64	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	1	306	-	-	487	152
Other	6	5	-	-	164	240	7,922	11,441	546	241
	801	1,016	2	2	15,337	4,811	7,922	11,441	1,033	393

Current	801	1,016	-	-	15,337	4,811	7,922	11,441	-	-
Non-current	-	-	2	2	-	-	-	-	1,033	393
	801	1,016	2	2	15,337	4,811	7,922	11,441	1,033	393

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(b)	Transactions
	Sales			Purchases
Profit and loss	2022	2021	2020	2022	2021	2020
Parent
Votorantim S.A.	-	-	-	4,704	3,735	4,378

Related parties
Andrade Gutierrez Engenharia S.A. (ii)	-	-	-	38,907	41,498	26,280
Auren Comercializadora de Energia Ltda.	744	5,993	9,740	4,974	16,207	7,721
Campos Novos Energia S.A.	-	-	-	4,954	-	-
Companhia Brasileira de Alumínio	9,708	8,988	7,828	8,891	3,736	1,156
Votorantim Cimentos S.A.	-	-	-	3,078	661	524
Votorantim International CSC S.A.C	-	-	-	12,480	4,278	6,638
Other	-	113	11	1,157	1,120	582
	10,452	15,094	17,579	79,145	71,235	47,279
(i)	As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family member may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction services for the Aripuanã project.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2022	2021
Short-term benefits	7,371	6,602
Other long-term benefits	158	664
	7,529	7,266

Short-term benefits include fixed compensation, payroll charges and short-term benefits under the Company’s variable compensation program. Other long-term benefits relate to the variable compensation program.

21	Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at their historical cost of acquisition or construction less accumulated depreciation and any recognized impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition and construction of the assets. The mining projects development costs that are registered within Property, plant and equipment include (i) direct and indirect costs attributed to building the mining facilities; (ii) financial charges incurred during the construction period; (iii) depreciation of other fixed assets used during construction; and (iv) estimated decommissioning and site restoration expenses.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

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

Mining Projects

The Company starts to capitalize a project’s mineral exploration and evaluation costs at the beginning of its feasibility study phase, following completion of a pre-feasibility study in which probability of economic feasibility has been established and where there is sufficient geologic and economic certainty of converting mineral resources into proven and probable mineral reserves at a development stage (construction or execution phase) or production stage based on various factors including the known geology, metallurgy and life-of-mine (“LOM”) plans.

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the UoP method once the development stage finishes and the project’s operation starts.

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

The carrying value of the capitalized mineral exploration and evaluation costs, which remain within Mining projects, and the capitalized development costs, which are within Assets and projects under construction, of the projects are assessed for impairment at least annually or whenever evidence indicates that the assets may be impaired in accordance with IFRS 6 and IAS 36. If the Company decides at any moment to discontinue the project, this could be an impairment indicator that will be assessed under the impairment test. For purposes of this impairment assessment, the projects are allocated to cash generating units (“CGUs”) when applicable. The annual impairment test is disclosed in note 31.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 22.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

							2022
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (iii)	Other	Total
Balance at the beginning of the year
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)
Balance at the beginning of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730
Additions (ii)	4	706	381,223	22,252	479	56	404,720
Disposals and write-offs	(568)	(369)	(430)	-	-	(82)	(1,449)
Depreciation	(82,293)	(109,009)	-	(5,169)	(2,120)	(1,302)	(199,893)
Impairment (loss) reversal of long-lived assets - note 31	19,802	7,513	(6,168)	-	(39,910)	-	(18,763)
Derecognition of Nexa’s share of Enercan's property, plant and equipment - note 4 (ii)	(19,688)	(8,711)	(634)	-	-	(183)	(29,216)
Foreign exchange effects	18,577	23,855	37,280	3,686	1,215	839	85,452
Transfers (v) – note 22	466,513	284,635	(767,561)	-	3,524	8,608	(4,281)
Remeasurement of asset retirement obligations	-	-	-	(29,025)	-	-	(29,025)
Balance at the end of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Balance at the end of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275

Average annual depreciation rates %	4	8	-	UoP	UoP

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

							2021
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects (iii)	Other	Total
Balance at the beginning of the year
Cost	1,022,432	2,360,426	596,675	211,650	292,322	36,816	4,520,321
Accumulated depreciation and impairment	(567,829)	(1,734,232)	(69,143)	(124,838)	(108,698)	(17,285)	(2,622,025)
Net balance at the beginning of the year	454,603	626,194	527,532	86,812	183,624	19,531	1,898,296
Reclassification (i)	-	-	-	-	(31,851)	-	(31,851)
Net balance at the beginning of the year - adjusted	454,603	626,194	527,532	86,812	151,773	19,531	1,866,445
Additions (ii)	12	671	507,907	42,739	-	1,576	552,905
Disposals and write-offs	(567)	(7,663)	(454)	-	-	(1,751)	(10,435)
Depreciation	(56,493)	(110,895)	-	(6,436)	(2,062)	(1,143)	(177,029)
Foreign exchange effects	(15,963)	(23,188)	(40,278)	(2,452)	(1,027)	(631)	(83,539)
Transfers (iv)	57,393	82,252	(182,612)	-	16,553	2,657	(23,757)
Remeasurement of asset retirement obligations	-	-	-	(36,860)	-	-	(36,860)
Balance at the end of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)
Balance at the end of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730

Average annual depreciation rates %	4	7	-	UoP	UoP

(i)	Reclassification of USD 31,851 from Mining projects to Intangible assets (Rights to use natural resources), as explained in note 22 (a).
(ii)	Additions include capitalized borrowing costs on Assets and projects under construction in the amount of USD 15,946 for the year ended on December 31, 2022 (December 31, 2021: USD 19,614).
(iii)	Only the amounts related to the operating unit Atacocha are being depreciated under the UoP method.
(iv)	Amount includes: (i) in 2021 a transfer from Assets and projects under construction to Inventories (raw materials) of USD 23,009 related to the ore pile costs that were incurred during Aripuanã´s commissioning phase and which should already be included in the Company's inventory; and (ii) USD 748 thousand related to other intangibles.
(v)	Mainly related to the transfers from Assets and projects under construction to the corresponding group of assets, given the ramp-up process in Aripuanã’s mining unit as explained in note 1.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

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

The costs incurred are impaired if the Company determines that the projects and their mineral rights associated have no future economic value. For purposes of impairment assessment, rights to use natural resources are allocated to CGUs. Refer to note 31 for the Company’s impairment accounting policy.

Critical accounting estimates, assumptions and judgments - Quantification of mineral reserves and resources for useful life calculation

The Company classifies proven and probable reserves, and measured, indicated and inferred resources based on the definitions of the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

The useful life determination applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be derived by the Company and is based on the estimated life of mine (“LOM”). Any changes to the LOM, based on new information regarding estimates of mineral reserves and mineral resources and mining plan, may affect prospectively the LOM and amortization rates.

The estimation process of mineral reserves and mineral resources is based on a technical evaluation, which includes geological, geophysics, engineering, environmental, legal and economic estimates and may have relevant impact on the economic viability of the mineral reserves and mineral resources. These estimates are reviewed periodically, and any changes are reflected in the expected LOM. Management is confident based on testing, continuity of the ore bodies and conversion experience that a part of the inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, and such inferred resources may also be classified as proven and probable mineral reserves. Where the Company can demonstrate the expected economic recovery with a high level of confidence, inferred resources are included in the amortization calculation.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

However, the future conversion of inferred resources is inherently uncertain and involves estimates, assumptions and judgments that could have a material impact on the Company’s results of operations.

(a)	Changes in the year

				2022
	Goodwill (iv)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,570	1,791,643	72,414	2,537,627
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)
Balance at the beginning of the year	406,228	612,270	38,273	1,056,771
Additions (ii)	-	57,529	-	57,529
Amortization	-	(76,695)	(5,639)	(82,334)
Impairment (loss) reversal of long-lived assets – note 31	(61,856)	48,107	-	(13,749)
Derecognition of Nexa’s share of Enercan's intangible assets - note 4 (ii)	-	-	(9,382)	(9,382)
Foreign exchange effects	195	3,661	(45)	3,811
Transfers – note 21	-	2,546	1,735	4,281
Balance at the end of the year	344,567	647,418	24,942	1,016,927
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the end of the year	344,567	647,418	24,942	1,016,927

Average annual depreciation rates %	-	UoP	-

				2021
	Goodwill (iv)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,776	1,665,149	53,463	2,392,388
Accumulated amortization and impairment	(267,342)	(1,016,279)	(32,362)	(1,315,983)
Net balance at the beginning of the year	406,434	648,870	21,101	1,076,405
Reclassification (i)	-	31,851	-	31,851
	406,434	680,721	21,101	1,108,256
Additions (iii)	-	-	21,821	21,821
Disposals	-	-	(9)	(9)
Amortization	-	(67,829)	(3,550)	(71,379)
Foreign exchange effects	(206)	(622)	(1,838)	(2,666)
Transfers – note 21	-	-	748	748
Balance at the beginning of the year	406,228	612,270	38,273	1,056,771
Cost	673,570	1,791,643	72,414	2,537,627
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)
Balance at the end of the year	406,228	612,270	38,273	1,056,771

Average annual depreciation rates %	-	UoP	-

(i)	The Company identified USD 31,851 of legal mining rights that were being classified as Mining projects within Property, plant and equipment, instead of as Rights to use natural resources within Intangible assets. Given the nature of this reclassification, which is entirely between Property, plant and equipment and Intangible assets, the Company made an out-of-period adjustment, to account for the correct classification of those legal mining rights as of December 31, 2021.
(ii)

The main addition is related to the offtake agreement signed on January 25, 2022 to sell 100% of the copper concentrate to be produced by Aripuanã for a specified period. As explained in note 16, this agreement replaced the obligation of future royalty payments arising from the acquisition of mining rights by the Company for the Aripuanã project. The fair value of this agreement on its

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

inception date, in the amount of USD 46,100, was recognized as Rights to use natural resources within Intangible assets and should be amortized during the life of the mine by the UoP method.

(iii)	As described in the audited consolidated financial statements for the year ended on December 31, 2021, in 2021, the Brazilian Electric Energy Chamber (“CCEE”) finalized the necessary calculations for the extension of the concession period for the energy power plants that were affected by the increased costs related to the Generation Scaling Factor (“GSF”). After evaluating the amounts involved, NEXA agreed to accept the renegotiation agreement with the Brazilian Electricity Regulator Agency (“ANEEL”) and to waive any future judicial claim related to the increased GSF costs. This had an impact of USD 19,407 (Picada – 5 years of extended concession period: USD 4,592; Armador Aguiar I – 6 years and 2 months of extended concession period: USD 3,293; Igarapava – 2 years and 7 months of extended concession period: USD 2,565; and Enercan – 3 years and 6 months of extended concession period: USD 8,957). These amounts were recorded as an Intangible asset against recovered energy costs in the income statement within Cost of sales, and will be amortized using the straight-line method until the end of the extended concession period without any direct cash benefit in 2021.
(iv)	At December 31, 2022, the balances of the Company’s recognized goodwill were: (i) USD 95,484 allocated to the Cajamarquilla CGU; and (ii) USD 249,082 allocated to the Mining Peru group of CGUs. In the third quarter of 2022, the recoverability of goodwill was tested, as explained in note 31.

23	Right-of-use assets and lease liabilities

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

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2022, interest rates were between 5.87% to 11.39% for Brazil; and, 2.85% to 5.93% for Peru.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(a)	Right-of-use assets - Changes in the year

					2022	2021
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	5,731	17,560	5,427	21,286	50,004	47,562
Accumulated amortization	(3,844)	(12,757)	(5,427)	(15,286)	(37,314)	(28,693)
Balance at the beginning of the year	1,887	4,803	-	6,000	12,690	18,869
New contracts	1,547	189	282	-	2,018	5,174
Amortization	(1,235)	(2,330)	(84)	(5,061)	(8,710)	(10,303)
Remeasurement	563	(98)	-	(46)	419	(290)
Foreign exchange effects	71	148	-	259	478	(761)
Balance at the end of the year	2,833	2,712	198	1,152	6,895	12,690
Cost	7,300	18,106	282	18,830	44,518	50,004
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	(37,314)
Balance at the end of the year	2,833	2,712	198	1,152	6,895	12,690

Average annual amortization rates %	31	34	33	34

(b)	Lease liabilities - Changes in the year

	2022	2021
Balance at the beginning of the year	19,638	25,689
New contracts	2,018	5,174
Payments of lease liabilities	(17,091)	(9,827)
Interest paid on lease liabilities	(994)	(1,415)
Remeasurement	419	(302)
Accrued interest – note 10	542	1,272
Foreign exchange effects	489	(952)
Balance at the end of the year	5,021	19,638
Current liabilities	3,661	16,246
Non-current liabilities	1,360	3,393

24	Loans and financings

Accounting policy

Loans and financings are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost, unless they are designated as fair value option, if necessary to eliminate the accounting mismatch that would arise if amortized cost were used. Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the income statement as interest expense over the period of the loans using the effective interest rate method, except for the loans measured at fair value.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

(a)	Composition

					Total		Fair Value
				2022	2021	2022	2021
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 5.84%	18,656	1,191,827	1,210,483	1,338,334	1,162,741	1,440,920
BNDES	TJLP + 2.82 % SELIC + 3.10 % TLP - IPCA + 5.46%	26,105	190,211	216,316	215,801	183,452	180,565
Export credit notes	LIBOR + 1.54% 134.20% CDI SOFR + 2.5%	5,500	227,290	232,790	135,077	227,201	136,389
Debentures	107.5 % CDI	-	-	-	4,916	-	4,901
Other		579	9,091	9,670	5,187	7,054	4,192
		50,840	1,618,419	1,669,259	1,699,315	1,580,448	1,766,967
(b)	Loans and financing transactions during the year ended on December 31, 2022

On March 18, 2022, the Company entered into an Export Credit Note agreement in the total principal amount of USD 90,000 (equivalent to BRL 459,468 thousand) with maturity in 2027, and an interest rate of 2.5% plus the 6-month TERM SOFR (Secured Overnight Financing Rate).

On March 28, 2022, the Company completed the early redemption and cancellation of all outstanding 4.625% Senior Notes due in 2023. Holders of the 2023 Notes tendered an aggregate principal amount of USD 128,470. In this transaction, the Company also paid an amount of USD 2,971 of accrued interest and USD 3,277 of premium paid over the notes, which was recognized in Net financial results (note 10).

(c)	Changes in the year

	2022	2021
Balance at the beginning of the year	1,699,315	2,024,314
New loans and financings	95,621	59,771
Debt issue costs	(63)	(178)
Payments of loans and financings	(24,639)	(251,044)
Bonds repurchase	(128,470)	-
Prepayment of fair value debt	-	(90,512)
Foreign exchange effects	22,695	(21,066)
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	(521)	5,066
Changes in fair value of loans and financings	1,472	(10,784)
Write-off of fair value of loans and financings	-	(8,596)
Interest accrual	110,679	113,456
Interest paid on loans and financings	(109,263)	(121,112)
Amortization of debt issue costs	2,433	-
Balance at the end of the year	1,669,259	1,699,315

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(d)	Maturity profile

							2022
	2023	2024	2025	2026	2027	As from 2028	Total
Eurobonds – USD (i)	18,656	(2,149)	(2,216)	(2,287)	698,561	499,918	1,210,483
BNDES	26,105	24,773	23,722	21,154	13,454	107,108	216,316
Export credit notes	5,500	88,907	48,382	-	90,000	1	232,790
Other	579	97	1,285	1,285	1,285	5,139	9,670
	50,840	111,628	71,173	20,152	803,300	612,166	1,669,259
(i)	The negative balances refer to related funding costs (fee) amortization.

(e)	Analysis by currency

			2022	2021
	Current	Non-current	Total	Total
USD	21,861	1,370,764	1,392,625	1,426,962
BRL	28,535	247,655	276,190	270,571
Other	444	-	444	1,782
	50,840	1,618,419	1,669,259	1,699,315

(f)	Analysis by index

			2022	2021
	Current	Non-current	Total	Total
Fixed rate	19,144	1,191,828	1,210,972	1,340,247
LIBOR	1,474	88,937	90,411	88,677
TLP	14,348	160,924	175,272	170,324
BNDES SELIC	7,943	19,853	27,796	29,680
CDI	2,369	48,353	50,722	51,316
SOFR	1,657	90,000	91,657	-
TJLP	3,830	18,524	22,354	19,071
Other	75	-	75	-
	50,840	1,618,419	1,669,259	1,699,315
(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the period ended on December 31, 2022.

As of December 31, 2022, the Company was in compliance with all its financial covenants, as well as the Company was compliant with other qualitative covenants.

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

(a)	Composition

	2022	2021
Trade payables	398,519	407,007
Related parties - note 20	15,337	4,811
	413,856	411,818

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

26	Confirming Payables

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

The total amount of interests paid in the reverse factoring program in 2022 was of USD 932 (December 31, 2021: USD 1,290).

As of December 31, 2022, accounts payable of USD 216,392 were included in these contracts (December 31, 2021: USD 232,860; December 31, 2020: USD 145,295).

27	Asset retirement and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs to restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a Property, plant and equipment for asset retirement obligations relating to operating mining assets or as Other income and expenses, net for non-operating structures.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

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

Critical accounting estimates, assumptions and judgments

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

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, among others.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future financial results and balance sheet position.

(a)	Changes in the year

			2022	2021
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the year	221,710	42,441	264,151	276,046
Additions (ii)	26,116	8,920	35,036	51,893
Payments	(14,879)	(10,514)	(25,393)	(26,255)
Foreign exchange effects	6,034	3,126	9,160	(7,851)
Interest accrual	20,014	3,648	23,662	9,667
Remeasurement - discount rate (i) / (ii)	(39,072)	(1,225)	(40,297)	(39,350)
Balance at the end of the year	219,923	46,396	266,319	264,151
Current liabilities	18,658	4,988	23,646	31,953
Non-current liabilities	201,265	41,408	242,673	232,197
(i)	As of December 31, 2022, the credit risk-adjusted rate used for Peru was between 10.92% and 12.04% (December 31, 2021: 3.54% and 7.28%) and for Brazil was between 8.22% and 8.61% (December 31, 2021: 7.68% and 8.67%).
(ii)	The change in the period ended on December 31, 2022, was mainly due to the time change in the expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, and by the increase in the discount rates, as described above. In this way, asset retirement obligations for operational assets, decreased in an amount of USD 6,773 (December 31, 2021: increase of USD 5,879) as shown in note 21; and asset retirement and environmental obligations for non-operational assets expense in USD 1,512 (December 31, 2021: expense of USD 6,664) as shown in note 9.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

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

Critical accounting estimates and assumptions – Provisions for legal claims

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

(a)      Changes in the year

					2022	2021
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	4,535	18,674	703	12,916	36,828	30,896
Additions (i)	4,282	5,016	724	3,126	13,148	33,305
Derecognition of Nexa’s share of Enercan’s provisions – note 4 (ii)	(311)	-	-	-	(311)	-
Reversals	(722)	(3,288)	(409)	(1,065)	(5,484)	(20,132)
Interest accrual	547	1,494	(383)	96	1,754	746
Payments	(802)	(1,936)	(1,180)	(666)	(4,584)	(5,327)
Foreign exchange effects	398	1,117	89	662	2,266	(2,385)
Other	232	(557)	700	(95)	280	(275)
Balance at the end of the year	8,159	20,520	244	14,974	43,897	36,828

(i)	Brazillian Court of Justice ruled against the appeal filed by the Company related with a proceeding in which the tax authorities of the State of Minas Gerais charge VAT applied to interstate sales for manufactured goods with imported content. This decision resulted in a new assessment of the likelihood of this proceeding by the Company in 2022, changing from possible to probable, and according with this change in the evaluation a provision in the amount of USD 3,583 was registered. Currently the proceeding awaits decision by Brazillian Supreme Federal Court and Superior Court of Justice.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(b)     Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2022			2021
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,200)	9,359	8,159	(1,528)	6,062	4,534
Labor	(3,399)	23,919	20,520	(2,752)	21,431	18,679
Civil	-	244	244	(751)	1,451	700
Environmental	-	14,974	14,974	-	12,915	12,915
Balance at the end of the year	(4,599)	48,496	43,897	(5,031)	41,859	36,828

The outstanding judicial deposits of the Company as of December 31, 2022 that are not presented net of the provisions are USD 16,753 (December 31, 2021: USD 5,446).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statements. The Company does not recognize a liability because it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2022	2021
Tax (i)	134,637	156,779
Labor (ii)	41,454	36,215
Civil (iii)	16,946	14,618
Environmental (iv)	112,541	97,027
	305,578	304,639

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 60,784.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 11,219.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 3,802.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 20,439.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 7,046.
(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents and payment of social benefits. The individual amount of the claims are not material.

(iii)	Comments on contingent civil liabilities

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property, contractual and general damages/losses. The estimated financial effect of this contingent liability is USD 16,374.

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 76,386.

29	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the “Streamer”) and by which referential silver contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

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

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by the management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

Determination of the transaction price

The transaction price is the amount of consideration to which the Company expects to be entitled in return for transferring the promised goods to its counterparty. The transaction price is allocated to each performance obligation based on the relative standalone selling prices. In the silver streaming transaction, the Company has variable considerations related to the production capacity of the mine linked to its LOM and to the LME. IFRS 15 requires that for contracts containing variable considerations, the transaction price be continually updated and re-allocated to the transferred goods. For this purpose, the contractual obligations require an adjustment to the transaction price per unit each time there is a change in the underlying production profile of a mine or the expected metal prices. The change in the transaction price per unit results in a retroactive adjustment to revenues in the period in which the change is made, reflecting the new production profile expected to be delivered under the streaming agreement or the expected metal prices. A corresponding retroactive adjustment is made to accretion expenses, reflecting the impact of the change in the contractual obligation balance.

Critical accounting estimates, assumptions and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimate prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows; and (iv) estimates of LOM, reserves and mineral production.

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

The changes in the contractual obligation are shown below:

	2022	2021
Balance at the beginning of the year	147,232	166,025
Revenues recognition upon ore delivery	(31,438)	(45,309)
Remeasurement adjustment (i)	10,565	19,580
Accretion for the year – note 10	5,801	6,936
Balance at the end of year	132,160	147,232
Current	26,188	33,156
Non-current	105,972	114,076

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(i)	In September 2022, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 10,565 and an increase in accretion for an amount of USD 1,041 (September 30, 2021: USD 19,312 and USD 1,658, respectively), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and then, the recognized income under the streaming agreement should be adjusted to reflect the updated variables.

30	Shareholders’ equity

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

As of December 31, 2022, the outstanding capital of USD 132,439 (2021: USD 132,439) is comprised of 132,439 thousand subscribed and issued common shares (2021: 132,439 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Treasury shares

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the Company’s shareholders approved the cancellation of the 881,902 shares held in treasury, purchased based on a share buyback program in prior years. For this reason, after the cancellation that occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

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

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(e)	Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2020	(130,903)	1,263	-	(129,640)
Translation adjustment on foreign subsidiaries	(138,840)	-	-	(138,840)
Cash flow hedge accounting	-	3	-	3
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(875)	(875)
At December 31, 2020	(269,743)	1,266	(875)	(269,352)
Translation adjustment on foreign subsidiaries	(64,575)	-	-	(64,575)
Cash flow hedge accounting	-	327	-	327
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(7,441)	(7,441)
Changes in fair value of investments in equity instruments	-	-	(2,632)	(2,632)
At December 31, 2021	(334,318)	1,593	(10,948)	(343,673)
Translation adjustment on foreign subsidiaries	65,243	-	-	65,243
Cash flow hedge accounting	-	(331)	-	(331)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	343	343
Changes in fair value of investments in equity instruments	-	-	(3,608)	(3,608)
At December 31, 2022	(269,075)	1,262	(14,213)	(282,026)
Attributable to NEXA's shareholders				(243,124)
Attributable to non-controlling interests				(38,902)

(f)	Earnings per share

Basic earnings per share are computed by dividing the net income attributable to NEXA’s shareholders by the average number of outstanding shares for the year. Diluted earnings per share is computed in a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be dilutive. The Company does not have any potentially dilutive shares and consequently the basic and diluted earnings per share are the same.

	2022	2021	2020
Net income (loss) for the year attributable to NEXA's shareholders	49,101	114,332	(559,247)
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	0.37	0.86	(4.22)

(g)	Dividend distribution

On February 15, 2022, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2023 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of USD 50,000. From this amount, USD 43,874 were distributed as dividends (cash dividend) and USD 6,126, as share premium (special cash dividend). This cash distribution was paid on March 25, 2022.

Additionally, the Company’s subsidiary, Pollarix, declared dividends to non-controlling interests, owned by Auren Energia S.A. (formerly Votorantim Geração de Energia S.A.), which is a related party, in the amounts of (i) USD 14,951 (BRL 73,515), on April 29, 2022; (ii) USD 3,163 (BRL 16,622), on December 27, 2022; and (iii) USD 4,961 (BRL 25,883), on December 31, 2022. From these amounts and from dividends declared in previous periods, payments of USD 9,449 (BRL 46,458), USD 2,996 (BRL 15,714) and USD 12,147 (BRL 63,825) were made in May, September and December of 2022, respectively.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(h)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2022	2021	2022	2021
Current assets	658,099	680,609	9,822	23,070
Current liabilities	260,980	288,736	8,820	13,279
Current net assets	397,119	391,873	1,002	9,791

Non-current assets	1,282,556	1,345,420	68,984	53,516
Non-current liabilities	409,106	566,059	-	-
Non-current net assets	873,449	779,361	68,984	53,516

Net assets	1,270,568	1,171,234	69,985	63,307

Accumulated non-controlling interests	217,167	213,997	50,842	44,011

Summarized income statement	NEXA PERU		Pollarix S.A.
	2022	2021	2022	2021
Net revenues	892,389	828,571	6,906	20,996
Net income for the year	106,501	94,706	29,635	39,136
Other comprehensive income (loss)	7,308	(940)	9,686	(2,977)
Total comprehensive income for the year	113,809	93,766	39,321	36,159

Comprehensive income attributable to non-controlling interests	1,199	12,991	30,870	24,947
Dividends paid to non-controlling interests	-	-	24,592	23,730

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2022	2021	2022	2021
Net cash provided by (used in) operating activities	196,850	179,842	4,474	(8,522)
Net cash used in investing activities	(86,969)	(93,632)	-	-
Net cash (used in) provided by financing activities	(137,426)	(92,905)	(6,945)	8,997
(Decrease) increase in cash and cash equivalents	(28,582)	(8,542)	(2,471)	475

31  Impairment of long-lived assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment during the third quarter, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

Impairment of long-lived assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in LOM, the cancelation or significant reduction in the scope of a project, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

The recoverable amount is estimated by reference to the higher of an asset’s or CGU’s fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is reduced to its recoverable amount. Non-financial assets other than goodwill that were adjusted due to impairment are subsequently reviewed for possible reversal of the impairment at each reporting date. Generally, the opposite of indicators that gave rise to an impairment loss would be considered indicators that impairment losses might have to be reversed. If the underlying reasons for the original impairment have been removed or the service potential of the asset or CGU has increased, an assessment of impairment reversals is performed by the Company. Reversals of impairment losses that arise simply from the passage of time or related with prior goodwill impairments are not recognized.

For individual assets, if there is any indicator that an asset become unusable by damage or a decision that would lead the asset to not contribute economically to the Company, it is impaired. In addition, greenfields, projects for which the Company decides to quit exploration and there is no expectation that in the future will bring cash inflows are also impaired.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development project costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development project costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development project costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset when pricing the asset. FVLCD is estimated by the Company using discounted cash flows techniques (using a post-tax discount rate) and market past transaction multiples (amount paid per ton of minerals for projects in similar stages) for greenfield projects for which resources allocation is under review, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

VIU

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its current condition and its residual value. VIU is determined by applying assumptions specific to the Company’s continued use and does not consider enhancements or future developments. These assumptions are different from those used in calculating FVLCD and consequently the VIU calculation is likely to give a different result (usually lower) than a FVLCD calculation. Additionally, it is applied to the estimated future cash flows a pre-tax discount rate.

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration, and environmental costs. The resulting estimates are based on detailed LOM and long-term production plans. When calculating FVLCD, these forecasts include capital and operating expenditures related to expansions and restructurings of both brownfield and greenfield projects that a market participant would consider in seeking to obtain the highest and best use of the asset, considering their evaluation, eventual changes in their scope or feasibility, and their development stage.

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

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts that also reflects the view of market participants. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan considers all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

With respect to the estimated future cash flows of capitalized exploration assets and development projects, for some assets the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and the type of metal.

Critical accounting estimates, assumptions and judgments - Impairment of long-lived assets

Impairment is assessed at the CGU level. A CGU is the smallest identifiable asset or group of assets that generates independent cash inflows. Judgment is applied to identify the Company’s CGUs, particularly when assets belong to integrated operations, and changes in CGUs could impact impairment charges and reversals.

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors, such as an increase in production costs and delays in projects, result in impairment indicators require significant judgment. Among others, the long-term zinc price and the discount rate may have a significant impact in the Company’s’ impairment estimations.

The process of estimating the recoverable amount involves the use of assumptions, judgment and projections for future cash flows. These calculations use cash flow projections based on financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful LOM or indefinitely for the smelters. The smelters cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flows used for the Company’s impairment testing of goodwill and long-lived assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Future changes in these variables may differ from management’s expectations and may materially change the recoverable amounts of the CGUs.

Impairment test analysis

During September 2022, the Company performed its annual impairment test for the CGUs to which goodwill has been previously allocated (Mining Peru group of CGUs: Cerro Pasco and Cerro Lindo; and Cajamarquilla), considering available key assumptions included in the strategic planning process which is performed during the third quarter of every year, as well as other variables discussed in such process, and did not identify any net material impairment loss or reversal to be recognized. For Brazillian CGUs (Três Marias System and Juiz de Fora), no impairment indicators were identified, and no impairment test was required for these CGUs.

As of December 31, 2022, the Company identified impairment indicators mainly related to: (i) a CAPEX and costs increase in the Cerro Pasco CGU given the review process started by management in October; and (ii) the Company’s decision not to maintain in its portfolio two of its greenfields projects (Shalipayco and Pukaqaqa) which are included in the Cerro Lindo CGU which is also part of the Mining Peru group of CGUs. The Company also identified impairment reversal indicators related to the performance of metal prices during the fourth quarter of 2022 which led the Company’ sensitivities over the estimated metal price to increase.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

The impairment assessment as of December 31, 2022, resulted in the recognition of an impairment reversal of USD 79,529 in the Cerro Pasco CGU, and of an impairment loss of USD 61,856 in the Mining Peru Group of CGUs (goodwill) identified for year 2022. In addition to these economic impairments, the Company recognized individual assets impairments in the amount of USD 10,275, mainly within Assets and projects under construction, and in the amount of USD 39,910, within Mining projects and in relation to the greenfields (Shalipayco and Pukaqaqa) mentioned above. As a result, a net impairment loss of USD 32,512 (after-tax USD 30,971) was registered for the year.

For the year ended on December 31, 2021, the Company performed its annual impairment test, and did not identify impairment provisions or reversals for the period.

For the year ended on December 31, 2020, the Company recognized an impairment loss of USD 557,497.

(a)	Key assumptions used in impairment test

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate and LOM as key assumptions for the recoverable amounts determination, due to the material impact such assumptions may cause on the recoverable value. Part of these assumptions are summarized below:

	2022	2021	2020
Long-term zinc price (USD/t)	2,787	2,724	2,449
Discount rate (Peru)	6.93%	6.22%	7.22%
Brownfield projects - LOM (years) (i)	From 5 to 14	from 4 to 13	From 5 to 14
(i)	As part of the Cerro Lindo CGU recoverable amount, the Company has included the value of its greenfield projects based on market multiples as disclosed above in the FVLCD section. No impairment indicator was identified for these greenfield projects, other than for Shalipayco and Pukaqaqa.

(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the gain was allocated on a pro rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	124,576	31,258	155,834
Intangible assets	167,913	48,272	216,185
Other net liabilities	(100,379)	-	(100,379)
	192,110	79,529	271,640

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,648 per ton compared to management´s estimation as of December 31, 2022, would have resulted in an impairment reversal of USD 31,061 (or a decrease in the impairment reversal of USD 48,468). Also, an increase of 5% in the discount rate compared to management´s estimation as of December 31, 2022, would have resulted in an impairment reversal of USD 70,010 (or a decrease in the impairment reversal of USD 9,519).

(c)	Impairment loss - Mining Peru group of CGUs Goodwill

Before the impairment test performed on December 31, 2022, the Mining Peru group of CGU’s included a goodwill of USD 310,938. After the impairment loss mentioned above, the goodwill, included in Intangible assets, has a balance of USD 249,082.

	Carrying amount prior to impairment	Impairment	Carrying amount after impairment
Goodwill- Mining Peru	310,938	(61,856)	249,082

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the Mining Peru group of CGUs. A decrease of 10% in the long-term LME zinc price to USD 2,508 per ton compared to management´s estimation as of December 31, 2022, would have resulted in an impairment loss of USD 88,437 (or an additional impairment loss of USD 26,581).

(d)	Impairment results – Other CGUs

The impairment reversal indicator, identified during the year, also led to an increase in the recoverable amount of the other CGUs included in the Mining Peru group of CGUs.

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGUs recoverable amount to be equal to their carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC
		Change	Price	Change	Rate
Cerro Lindo	179,440	(28.1%)	2,003	175.5%	19.1%
Cajamarquilla	407,027	(15.2%)	2,246	41.9%	9.8%

32	Long-term commitments

Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by September 2024, would require additional disbursements of USD 102,900 as a penalty for the non-execution of certain levels.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

33	Events after the reporting period

On February 15, 2023, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2024 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 25,000 to be paid on March 24, 2023 as share premium (special cash dividend).

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022, based upon the criteria established in Internal Controls – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda has audited the effectiveness of internal control over financial reporting, as stated in their report as of December 31, 2022.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during 2022, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Sincerely,

Nexa Resources S.A.

/s/ Juan Ignacio Rosado Gomez de La Torre	/s/ José Carlos del Valle
Juan Ignacio Rosado Gomez de La Torre	José Carlos del Valle
President and Chief Executive Officer	Senior VP Finance and Group CFO

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources SA

Opinions on the Financial Statements and

Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Assessment – Long-lived assets

As described in Note 31 to the consolidated financial statements, management assesses at the end of each reporting period whether there is any indication that long-lived assets may be impaired or there is an indicator that an impairment loss recognized in prior period (for a long-lived asset other than goodwill) may no longer exist or may have decreased. Additionally, management conducts an annual impairment test of goodwill during the third quarter of each year. Management tests long-lived assets for impairment at the individual asset level, or when it is not possible to estimate the recoverable amount of the individual asset, at the level of the cash generating unit (CGU) and tests goodwill for impairment at the level of the CGU or group of CGU to which the goodwill is allocated. An impairment loss is identified when carrying amounts, including goodwill where applicable, exceed the recoverable value of the CGUs or an individual assets carrying amount exceeds its recoverable amount. Impairment reversal is applicable to CGUs where impairment losses on long-lived assets have been recorded in previous periods, except for goodwill for which impairment is never reverted, and it is identified when the recoverable value of these CGUs exceed their carrying amounts. The recoverable value is the higher of fair value less costs of disposal and value in use. Management estimated the fair value less cost of disposal using discounted cash flow techniques. Management’s cash flow projections for each CGU tested for impairment included significant judgments and assumptions relating to long-term metal prices and discount rate. In addition to the annual impairment test performed in the third quarter, during the fourth quarter of 2022 the Company identified both impairment loss indicators mainly related to increase in forecasted capital expenditures and impairment reversal indicators mainly related to the good performance of metal prices resulting in an update impairment test for the Cerro Pasco CGU and for Mining Peru Group of CGUs prepared by management through the 2022 year end. Management also recognizes impairment loss for other individual assets within Assets and Projects under Construction account and for greenfield projects when facts and circumstances indicate that their carrying amounts are no longer recoverable. Impairment tests conducted for the year ended December 31, 2022 resulted in the recognition of a net impairment loss of US$ 32,512 thousand (US$ 30,971 thousand, net of taxes), which is presented net of recognized impairment reversal, comprised of an impairment loss of US$ 61,856 thousand in the Mining Peru Group of CGUs where goodwill is allocated, an impairment reversal of US$ 79,529 thousand in the Cerro Pasco CGU and impairment losses of certain individual assets and discontinued greenfield projects totaling US$ 50,185 thousand. The performing procedures relating to impairment assessment at the level of CGUs is determined to be a critical audit matter.

The principal consideration for our determination that performing procedures relating to impairment assessment at the level of CGUs is a critical audit matter is there was significant judgment by management when developing the recoverable values of the CGUs. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including long-term metal prices and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing design and the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the Company’s CGUs. These procedures also included, among others, testing management’s process for developing the recoverable value; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the significant assumptions used by management, related to the long-term metal prices and discount rate. Evaluating management’s assumptions related to long-term metal prices and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

/s/PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil, February 15, 2023

We have served as the Company’s auditor since 2001.