Form 20-F/A
period 2022-12-31
Nexa Resources S.A.
filed 2023-10-27
CIK 1713930

As filed with the Securities and Exchange Commission on October 27, 2023.

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

Yes ☐ No ☑

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2023. The purpose of this Form 20-F/A is to amend the Annual Report in response to the comments of the Staff of the Division of Corporation Finance of the SEC in its comment letters dated June 16, 2023 and August 18, 2023, with respect to Nexa’s Annual Report. Below is a summary of the amendments:

  Additional disclosure in compliance with Subpart 1300 of Regulation S-K.
  Additional disclosure about the impact of price and volume on our revenues.
  Clarifications on the definition of Adjusted EBITDA and additional disclosure on our management’s use of Adjusted EBITDA.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

iv

Form 20-F Cross Reference Guide

Form 20-F cross reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Reserved	Not applicable	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	6
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	3, 23, 83
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Mineral Reserves and Resources, Regulatory matters	23, 28, 62, 66 71, 92
	4C Organizational structure	Business overview, List of Subsidiaries	23, Exhibit 8
	4D Property, plants and equipment	Mining operations, Smelting operations, Other operations, Capital expenditures, Regulatory matters	28, 62, 66, 83, 92
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	110
	5B Liquidity and capital resources	Liquidity and capital resources	125
	5C Research and development, patents and licenses, etc.	Business overview	23
	5D Trend information	Results of operations	110
	5E Critical Accounting Estimates	Critical Accounting Estimates	130
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and management committee	148, 158
	6B Compensation	Executive and director compensation	162
	6C Board practices	Corporate governance, Board of directors	143, 148
	6D Employees	Employees	167
	6E Share ownership	Board of directors—Share ownership	157
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	136
	7B Related party transactions	Related party transactions	137
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial statements, Distributions, Legal proceedings	191, 139, 168
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A. Offer and listing details	Trading markets	141
	9B Plan of distribution	Not applicable	–
	9C Markets	Trading markets	141
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–

v

Form 20-F Cross Reference Guide

	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	169
	10C Material contracts	Business overview, Results of operations, Related party transactions	23, 110, 137
	10D Exchange controls	Exchange controls and other limitations affecting security holders	181
	10E Taxation	Taxation	173
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	185
	10I Subsidiary information	Not applicable	–
	10J Annual Report to Security Holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	133
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	182, 183
16A	Audit committee financial expert	Board of directors—Committees of our board of directors—Audit committee	153
16B	Code of ethics	Corporate governance—Code of conduct	143
16C	Principal accountant fees and services	Principal accountant fees and services	184
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	142
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	143
16H	Mine safety disclosure	Not applicable	–
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial statements	191
19	Exhibits	Exhibits	190

vi

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

Non-IFRS measures

For a discussion of how our management uses non-IFRS measures as an additional measure of operational performance of the Company’s business, including discussion of our Adjusted EBITDA, reconciliation with most comparable IFRS figures and changes made in 2022, see “Operating and financial review and prospects—Results of Operations—Non-IFRS measures and reconciliation.”

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

Growth Projects

In addition to Nexa’s operating mines and smelters, a component of our business focuses on growth and exploration, which are activities associated with ascertaining the existence, location, extent or quality of a mineral deposit. Our growth and exploration activities encompass brownfield and greenfield projects. Brownfield projects are exploration or development projects near or within our existing operations, which can share infrastructure and management of our existing operations. Greenfield projects are exploration or development projects that are located outside the area of influence of our existing mine operations and/or infrastructure, which will be independently developed and managed from our existing operations. Most of our brownfield and greenfield projects are in the pre-feasibility or feasibility stages.

The evolution of a greenfield project until it reaches full/normal capacity can take decades. The steps that a project typically follows to reach full/normal capacity are: pre-feasibility, feasibility study, construction/execution, commissioning, ramp-up, and full/normal capacity. Aripuanã is the only greenfield project that Nexa has built in recent decades, and it is currently in the ramp-up stage; it is expected to reach normal capacity at the end of 2023.

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

Cerro Lindo – Year End Mineral Reserves as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	22.04	1.75	0.64	21.0	0.21	-	385.9	141.8	14,896	46.8	-
	Probable	12.55	1.26	0.50	25.1	0.23	-	157.5	62.4	10,138	29.2	-
	Total	34.59	1.57	0.59	22.5	0.22	-	543.4	204.2	25,034	76.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	The qualified person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Mining Operations

Cerro Lindo – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	26.40	1.75	0.64	21.0	0.21	-	462.2	169.9	17,843	56.0	-
	Probable	15.03	1.26	0.50	25.1	0.23	-	188.7	74.7	12,144	35.0	-
	Total	41.43	1.57	0.59	22.5	0.22	-	650.9	244.6	29,987	91.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%
3.	The qualified person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

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

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.75	8.6	58.5	17.8	9.7	7.3	679	4.8	4.5	10.7	-	-
Probable	(3.93)	(23.9)	(41.2)	(20.7)	(34.6)	(35.7)	(1,982)	(16.4)	(3.4)	(10.5)	-	-
Total	(2.18)	(5.9)	17.3	3.3	(24.9)	(10.9)	(1,303)	(5.0)	1.1	1.4	-	-

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	2.10	8.6	70.0	17.8	11.6	7.3	813	4.8	5.4	10.7	-	-
Probable	(4.71)	(23.9)	(49.3)	(20.7)	(41.5)	(35.7)	(2,375)	(16.4)	(4.1)	(10.5)	-	-
Total	(2.61)	(5.9)	20.6	3.3	(29.8)	(10.9)	(1,562)	(5.0)	1.3	1.4	-	-

In comparison to 2021, Cerro Lindo’s Mineral Reserves decreased by 5.9% in mass and increased by 3.3% in zinc content (kt), to total 41.43Mt from 44.0 Mt, mainly due to depletion from mining and increase in NSR cut-off values from US$38.43/t and US$42.65/t, respectively. Mineral Reserve depletion during 2022 represented a 4.89Mt containing 70.4kt of zinc. Despite the depletion, we reported a 3.3% increase in our total contained zinc reserves, mainly due to the increase in NSR cut-off values and zinc grade increase due to infill drilling at Cerro Lindo (with a positive net impact of 20.6kt).

Mining Operations

In comparison to 2021, Cerro Lindo’s Mineral Reserves have decreased mainly due to depletion from mining and increase in NSR cut-off values.

Cerro Lindo – Year End Mineral Resources as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	4.49	1.84	0.62	22.2	0.23	-	82.6	27.9	3,205	10.3	-
	Indicated	2.69	1.15	0.49	25.6	0.24	-	30.9	13.2	2,214	6.5	-
	Total	7.18	1.58	0.57	23.5	0.23	-	113.5	41.0	5,419	16.8	-
	Inferred	7.09	1.65	0.24	37.1	0.45	-	117.0	17.0	8,457	31.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Cerro Lindo – Year End Mineral Resources as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	5.38	1.84	0.62	22.2	0.23	-	99.0	33.4	3,840	12.4	-
	Indicated	3.22	1.15	0.49	25.6	0.24	-	37.0	15.8	2,650	7.7	-
	Total	8.60	1.58	0.57	23.5	0.23	-	136.0	49.2	6,490	20.1	-
	Inferred	8.49	1.65	0.24	37.1	0.45	-	140.1	20.4	10,127	38.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

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

Mining Operations

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	1.25	38.7	20.1	32.2	8.0	40.9	955	42.5	2.8	39.3	-	-
Indicated	(0.28)	(9.6)	0.0	0.0	(1.1)	(7.6)	(469)	(17.6)	(1.2)	(17.2)	-	-
Total	0.97	15.6	20.1	21.5	6.9	20.6	486	9.8	1.6	10.4	-	-
Inferred	0.22	3.2	20.8	21.6	(2.9)	(14.6)	(201)	(2.4)	0.3	0.8	-	-

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	1.50	38.7	24.1	32.2	9.7	40.9	1,146	42.5	3.5	39.3	-	-
Indicated	(0.34)	(9.6)	0.0	0.0	(1.3)	(7.6)	(566)	(17.6)	(1.6)	(17.2)	-	-
Total	1.16	15.6	24.1	21.5	8.4	20.6	580	9.8	1.9	10.4	-	-
Inferred	0.26	3.2	24.9	21.6	(3.5)	(14.6)	(245)	(2.4)	0.3	0.8	-	-

In comparison to 2021, Cerro Lindo’s Measured and Indicated Mineral Resources increased by 15.6% in mass and by 21.5% in zinc content (kt), mainly due to infill drilling. In comparison to 2021, Cerro Lindo’s Inferred Mineral Resources increased by 3.2% in mass and by 21.6% in zinc content (kt), due to new brownfield drilling.

For additional information, see the Technical Report Summary on Cerro Lindo, filed as Exhibit 15.1 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2021, as filed on November 4, 2021.

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

Vazante – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Proven	6.82	9.98	-	18.0	0.30	-	680.6	-	3,949	20.5	-
	Probable	6.68	9.30	-	12.4	0.23	-	621.2	-	2,670	15.4	-
	Total	13.50	9.64	-	15.2	0.27	-	1,301.8	-	6,619	35.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100%.
3.	The qualified person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

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

Vazante – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.57)	(7.7)	23.0	3.5	-	-	(148)	(3.6)	1.7	9.0	-	-
Probable	(1.84)	(21.6)	(116.4)	(15.8)	-	-	(226)	(7.8)	(1.0)	(6.1)	-	-
Total	(2.41)	(15.1)	(93.4)	(6.7)	-	-	(373)	(5.3)	0.6	1.7	-	-

In comparison to 2021, Vazante’s Mineral Reserves decreased by 15.1% in mass and by 6.7% in zinc content (kt), mainly due to mining production depletion during 2022 and reduction of dilution associated with improvements in stope optimization process resulting in higher reserves grades. Mineral Reserve depletion during 2022 accounted for -1.41Mt containing 134kt of zinc.

Mining Operations

In comparison to 2021, Vazante’s Mineral Reserves have decreased mainly due to reduction of dilution associated with improvements in stope optimization process resulting in higher reserves grades.

Vazante – Year End Mineral Resources as of December 31, 2022 (on an 100% ownership basis) (1)

Ownership(2)	Class	Tonnage	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100%	Measured	0.63	8.32	-	14.8	0.24	-	52.4	-	300	1.5	-
	Indicated	3.90	5.97	-	6.8	0.19	-	233.0	-	858	7.6	-
	Total	4.53	6.30	-	8.0	0.20	-	285.4	-	1,158	9.1	-
	Inferred	15.15	9.53	-	12.7	0.19	-	1,443.1	-	6,184	29.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

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

Vazante – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on an 100% ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.71)	(73.1)	(32.5)	(38.3)	-	-	(166)	(35.6)	(1.3)	(46.4)	-	-
Indicated	0.96	32.7	70.3	43.2	-	-	547	175.9	5.5	261.9	-	-
Total	(0.75)	(14.2)	37.8	15.3	-	-	381	49.0	4.2	85.7	-	-
Inferred	(0.29)	(1.9)	251.0	21.1	-	-	789	14.6	(0.8)	(2.7)	-	-

Mining Operations

In comparison to 2021, Vazante’s Inferred Mineral Resources decreased by 1.9% in mass and increased by 21.1% in zinc content (kt), as a result of Inferred Mineral Resource reclassification to Indicated Mineral Resource, tenure acquisition, and improvements in the stope optimization process targeting higher resources grades in inferred areas. In comparison to 2021, Vazante’s Measured and Indicated Mineral Resources decreased by 14.2% in mass and increased by 15.3% in zinc content (kt), as a result of Mineral Resource reclassification and improvements in the stope optimization process.

For additional information, see the Technical Report Summary on Vazante, filed as Exhibit 15.3 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2021, as filed on November 4, 2021.

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

El Porvenir – Year End Mineral Reserves as of December 31, 2022 (on an 83.48% Nexa attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	2.12	3.70	0.21	67.7	1.12	-	78.5	4.5	4,618	23.6	-
	Probable	10.82	3.58	0.19	65.7	1.06	-	387.9	20.9	22,843	114.6	-
	Total	12.94	3.60	0.19	66.0	1.07	-	466.3	25.4	27,461	138.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	The qualified person for the Mineral Reserves estimate is Vitor Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

El Porvenir – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Proven	2.54	3.70	0.21	67.7	1.12	-	94.0	5.4	5,532	28.3	-
	Probable	12.96	3.58	0.19	65.7	1.06	-	464.6	25.0	27,362	137.3	-
	Total	15.50	3.60	0.19	66.0	1.07	-	558.6	30.4	32,894	165.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%.
3.	The qualified person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa Resources employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

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

El Porvenir – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.65)	(23.5)	(24.0)	(23.5)	(2.2)	(33.3)	(1,501)	(24.5)	(6.2)	(20.7)	-	-
Probable	0.80	8.0	33.3	9.4	1.5	7.3	377	1.7	11.0	10.6	-	-
Total	0.15	1.2	9.2	2.0	(0.8)	(2.9)	(1,124)	(3.9)	4.8	3.6	-	-

El Porvenir – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.78)	(23.5)	(28.8)	(23.5)	(2.7)	(33.3)	(1,797)	(24.5)	(7.4)	(20.7)	-	-
Probable	0.96	8.0	39.8	9.4	1.7	7.3	450	1.7	13.2	10.6	-	-
Total	0.18	1.2	11.1	2.0	(0.9)	(2.9)	(1,348)	(3.9)	5.8	3.6	-	-

In comparison to 2021, El Porvenir’s Mineral Reserves slightly increased by 1.2% in mass and increased by 2.0% in zinc content (kt), mainly due to our infill drilling program. Mineral Reserve depletion during 2022 accounted for -2.10Mt containing 59.6kt of zinc.

El Porvenir – Year End Mineral Resources as of December 31, 2022 (on an 83.48% Nexa Attributable ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	0.29	3.31	0.21	70.5	1.10	-	9.6	0.6	657	3.2	-
	Indicated	2.54	3.04	0.20	57.1	0.92	-	77.2	5.1	4,663	23.4	-
	Total	2.83	3.07	0.20	58.5	0.94	-	86.8	5.7	5,320	26.6	-
	Inferred	8.92	3.83	0.19	72.9	1.05	-	341.6	16.9	20,907	93.7	-

Notes:

Mining Operations
1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

El Porvenir – Year End Mineral Resources as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
83.48%	Measured	0.35	3.31	0.21	70.5	1.10	-	11.6	0.7	793	3.9	-
	Indicated	3.04	3.04	0.20	57.1	0.92	-	92.4	6.1	5,581	28.0	-
	Total	3.39	3.07	0.20	58.5	0.94	-	104.0	6.8	6,374	31.9	-
	Inferred	10.68	3.83	0.19	72.9	1.05	-	409.0	20.3	25,032	112.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa Resources employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

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

El Porvenir – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on an 83.48% Nexa attributable ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.25)	(46.2)	(4.8)	(32.9)	(0.5)	(46.2)	(397)	(37.5)	(1.4)	(29.1)	-	-
Indicated	0.01	0.3	2.3	3.0	0.0	0.0	742	18.9	4.2	21.7	-	-
Total	(0.24)	(7.9)	(2.5)	(2.8)	(0.5)	(8.1)	345	6.9	2.8	11.9	-	-
Inferred	0.22	2.5	6.6	1.9	(1.4)	(7.3)	1,551	8.0	11.0	13.2	-	-

Mining Operations

El Porvenir – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Class	Tonnage		Contained Metal
			Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.30)	(46.2)	(5.7)	(32.9)	(0.6)	(46.2)	(476)	(37.5)	(1.6)	(29.1)	-	-
Indicated	0.01	0.3	2.7	3.0	0.0	0.0	886	18.9	5.0	21.7	-	-
Total	(0.29)	(7.9)	(3.0)	(2.8)	(0.6)	(8.1)	410	6.9	3.4	11.9	-	-
Inferred	0.26	2.5	7.8	1.9	(1.6)	(7.3)	1,849	8.0	13.1	13.2	-	-

In comparison to 2021, El Porvenir’s Inferred Mineral Resources increased by 2.5% in mass and by 1.9% in zinc content (kt), mainly due to the addition of extension mineralization domains, as a result of exploration diamond drilling at nearby mine areas. In comparison to 2021, El Porvenir’s Measured and Indicated Mineral Resources decreased by 7.9% in mass and by 2.8% in zinc content (kt), mainly due to infill drilling results.

For additional information, see the Technical Report Summary on El Porvenir, filed as Exhibit 15.2 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2021, as filed on November 4, 2021.

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

Mineral Reserves and Mineral Resources

Aripuanã – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Proven	8.41	3.25	0.29	29.1	1.18	0.24	273.4	24.0	7,863	99.1	64.0
	Probable	21.71	3.48	0.12	33.2	1.28	0.22	755.9	26.4	23,163	278.6	156.0
	Total	30.12	3.42	0.17	32.1	1.25	0.23	1,029.3	50.4	31,026	377.7	220.0

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100.0% of the Mineral Reserves estimates for the property. Nexa owns 100.0% of property.
3.	The qualified person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

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

Aripuanã – Net Difference in Mineral Reserves between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Ownership	Class	Tonnage		Contained Metal
				Zinc		Copper		Silver		Lead		Gold
		(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
100.0%	Proven	(0.56)	(6.2)	(67.3)	(19.8)	(1.4)	(5.5)	(2,416)	(23.5)	(29.0)	(22.6)	(11.2)	(14.9)
	Probable	8.89	69.3	310.9	69.9	1.8	7.3	9,947	75.3	111.2	66.4	23.2	17.5
	Total	8.33	38.2	243.7	31.0	0.4	0.8	7,530	32.0	82.2	27.8	12.0	5.8

In comparison to 2021, Aripuanã’s Mineral Reserves increased by 38.2% in mass and by 31.0% in zinc content (kt), mainly due to the Inferred Mineral Resources conversion to Indicated Mineral Resources, enabling the increase in Probable Mineral Reserves. The increase of 254.2kt of zinc in the Mineral Reserves was due to the Ambrex infill drilling program carried out during 2022. Mineral Reserve depletion during 2022 accounted for -0.45Mt containing 10.5kt of zinc, resulting in a net increase of 243.7kt of contained zinc.

Mining Operations

In comparison to 2021, Aripuanã’s Mineral Reserves have increased, mainly due to the inferred resources conversion to indicated resources, enabling the increase in Probable Reserves.

Aripuanã – Year End Mineral Resources as of December 31, 2022 (on a 100% ownership basis) (1)

Ownership	Class	Tonnage(2)	Grade					Contained Metal
			Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
100.0%	Measured	0.40	1.87	0.41	23.4	0.70	0.40	7.5	1.6	301	2.8	5.1
	Indicated	2.55	2.26	0.19	21.2	0.82	0.31	57.6	4.8	1,738	20.9	25.4
	Total	2.95	2.21	0.22	21.5	0.80	0.32	65.1	6.4	2,039	23.7	30.5
	Inferred	38.55	2.41	0.30	29.5	1.02	0.46	929.1	115.7	36,563	393.2	570.1

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100.00% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The qualified person for the Mineral Resources estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

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

Aripuanã – Net Difference in Mineral Resources between December 31, 2022 versus December 31, 2021 (on a 100% ownership basis)

Ownership	Class	Tonnage		Contained Metal
				Zinc		Copper		Silver		Lead		Gold
		(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
100%	Measured	(0.04)	(9.1)	(0.4)	(5.1)	0.1	6.7	53	21.4	0.2	7.7	0.1	2.0
	Indicated	(0.25)	(8.9)	(3.4)	(5.6)	(3.6)	(42.9)	(53)	(3.0)	0.2	1.0	(17.8)	(41.2)
	Total	(0.29)	(9.0)	(3.8)	(5.5)	(3.5)	(35.4)	0.0	0.0	0.4	1.7	(17.7)	(36.7)
	Inferred	0.07	0.2	(421.5)	(31.2)	(11.3)	(8.9)	(7,356)	(16.7)	(103.2)	(20.8)	(110.3)	(16.2)

In comparison to 2021, Aripuanã’s Inferred Mineral Resources slightly increased by 0.2% in mass and decreased by 31.2% in zinc content (kt) in 2022, mainly due to conversion to Mineral Reserves with additional increase in tonnage from brownfield drilling at lower grades. In comparison to 2021, Aripuanã’s Measured and Indicated Mineral Resources decreased by 9.0% in mass and decreased by 5.5% in zinc content (kt) in 2022, primarily due to conversion to Mineral Reserves.

For additional information, see the Technical Report Summary on Aripuanã, filed as Exhibit 15.4 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2021, as filed on November 4, 2021.

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

Growth projects

In addition to Nexa’s operating mines and smelters, a component of our business focuses on growth and exploration, which are activities associated with ascertaining the existence, location, extent or quality of a mineral deposit. Our exploration activities encompass brownfield and greenfield projects. Brownfield projects are exploration or development projects near or within our existing operations, which can share infrastructure and management of our existing operations. Greenfield projects are exploration or development projects that are located outside the area of influence of our existing mine operations and/or infrastructure, which will be independently developed and managed from our existing operations.

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

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this annual report, none of our greenfield projects, except for Aripuanã, have Mineral Reserves under S-K 1300.

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

Notes:

* Numbers may not add due to rounding.

* The point of reference for Mineral Reserves in this table is mill feed materials.

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

* The point of reference for Mineral Reserves in this table is mill feed materials.

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

* The point of reference for Mineral Resources in this table is mill feed materials.

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

* The point of reference for Mineral Resources in this table is mill feed materials.

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

* The point of reference for Mineral Resources in this table is mill feed materials.

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

* The point of reference for Mineral Resources in this table is mill feed materials.

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

The following table summarizes our mining concessions in Peru:

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

In 2022, we had net revenues of US$3,034.0 million, a 15.7% increase from 2021, mainly due to higher zinc LME prices and changes in market prices that resulted in MTM adjustment, and higher by-products contribution. We also had net income of US$76.4 million, a 51% decline as compared to 2021. The decrease in net income was due to, among other things, a 20.6% increase in costs of sales (as discussed below), and the non-cash impairment of long-lived assets recorded in the year ended December 31, 2022, in addition to the increase of pre-operating expenses and ramp-up adjustments related to Aripuanã as compared to 2021.

Despite continued challenges associated with market expectations for a global recession driven by rising inflation, as well as aggressive monetary policy tightening, increasing commodity price volatility – which put base metal prices under significant pressure since the middle of the second quarter of 2022 – social and political instability, and lasting impacts from the COVID-19 pandemic and its macroeconomic effects, we achieved the highest Adjusted EBITDA in our history, US$760.3 million, up 2.2% compared to 2021. We use Adjusted EBITDA as an additional measure of operational performance of the Company’s business (used in addition to, and not as substitute for, net income) without the impact of (i) share in the results of associates, depreciation, amortization, net financial results and income taxes, (ii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, and (iii) the impact of pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (currently, Aripuanã). For a discussion of our Adjusted EBITDA, reconciliation with most comparable IFRS figures and changes made in 2022, see “Operating and financial review and prospects—Results of operations—Non-IFRS measures and reconciliation.”

We measure our liquidity by cash flows. For a description of our cash flows, see “Operating and financial review and prospects—Liquidity and Capital Resources—Source of funds.”

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

Overview

In terms of our brownfield projects, our objective is to extend the life of mine, therefore, most of the mineral exploration budget in 2022 was allocated to drilling activities in these projects, with emphasis on Cerro Lindo and El Porvenir. In terms of greenfield projects, we direct continuous efforts to define the expansion of the known mineralization and identify new mineralized zones in regional prospective trends, with emphasis on Hilarión and Namibia, as well as focusing on commissioning/ramp-up expenses for Aripuanã, the only greenfield project to have reached the ramp-up phase.

Our 2022 financial results were affected by factors including: (i) higher zinc LME prices and changes in market prices that resulted in Mark to Market (“MTM”) adjustment; and (ii) higher by-products contribution; partially offset by (iii) higher operational costs, such as third-party services, energy, royalties, and increased in maintenance costs; and (iv) the increase in other income and operating costs and Aripuanã results.

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

In 2022, our net revenues were 15.7% higher compared to 2021, reaching US$3,034.0 million, primarily driven by higher LME zinc prices. See “Overview—Results of operations—Net revenues” for more information.

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

Net revenues

In 2022, net revenues increased by 15.7%, or US$411.9 million, primarily due to the higher zinc price during 2022, compared to the price of zinc in the same periods of 2021.

In 2022, zinc average LME prices (which is the key benchmark for our prices) increased by 15%, from US$3,007 per tonne in 2021 to US$3,485 per tonne in 2022. In 2022, this increase had a positive impact in our net revenue of approximately US$294.5 million, based on our sales volumes of 616.2kt in 2022 and the average LME price difference of US$478/t between 2022 and 2021. Additionally, we had a positive impact in our net revenues of approximately US$91 million, explained by higher sulfuric acid prices in our smelting segment, which increased from US$72 per tonne in 2021 to US$240 per tonne in 2022, as well as a positive impact of US$62 million related to higher copper and lead sales volumes of 12.2% and 26.1%, respectively. The above increase in our net revenues was partially offset by a negative impact of US$43.8 million, related to (i) a decrease in copper average LME price of 5.6% to US$8,797 per tonne and lead average LME price of 2.5% to US$2,150 per tonne compared to 2021, which totaled approximately US$36 million; and (ii) a 0.4% decrease in total metal (zinc metal + zinc oxide) sales volume, reducing our revenues by US$7.8 million in 2022. For a discussion of the underlying reasons driving the change in commodity prices, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices.”

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

Results of Operations

Cost of sales

In 2022, our cost of sales increased by 20.4%, or US$406.2 million, of which approximately US$163 million (~40%) was related to higher operational costs (excluding raw material), approximately US$52 million (~13%) was related to the provision of Aripuanã’s inventory to its net realizable value, and approximately US$191 million (~47%) was related to higher volumes and third party zinc concentrate prices.

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

Mining

Net revenues

In 2022, our net revenues in the mining segment increased by 7.1%, or US$82.4 million. This increase was primarily due to the increase in the LME zinc prices, totaling US$115.5 million, and the increase in copper and lead volumes, totaling US$62 million. The above increase in our net revenues was partially offset by a negative aggregate impact of US$32.6 million, related to lower copper and lead LME metal prices.

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

Smelting

Net revenues

In 2022, our net revenues in the smelting segment increased 22.0%, or US$445.2 million, mainly due to the increase in zinc metal prices of approximately US$300.9 million and higher by-products contribution of US$86.0 million mainly due to higher sulfuric acid prices.

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

Non-IFRS measures and reconciliation

Consolidated Adjusted EBITDA

In this report, we present Consolidated Adjusted EBITDA, which we define as net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period (including: (loss) gain on sale of investments; impairment and impairment reversals; (loss) gain on sale of long-lived assets; write-offs of long-lived assets; and remeasurement in estimates of asset retirement obligations); and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (currently, Aripuanã).

Our management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results reflecting the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of greenfield projects (currently, only Aripuanã has reached these stages). Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Our management believes this adjustment is helpful because it shows our performance without the impact of specific expenses relating to a greenfield project that has reached the commissioning or ramp-up phases, with no connection with the performance of our other existing operations.

When applicable, Adjusted EBITDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view. These events did not impact our Adjusted EBITDA in 2022 and 2021, but may impact future periods.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

A reconciliation of Adjusted EBITDA to our net income for the years indicated is presented below.

Results of Operations
	For the Year Ended December 31,
	2022	2021
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net income for the year	76.4	156.1
Share in the results of associates	(1.9)	-
Depreciation and amortization	290.9	258.7
Net financial results	133.7	136.9
Income tax	151.0	153.2
Other Adjustments (1)	-	(0.7)
Change in fair value of offtake agreement (2)	(24.3)	-
Impairment loss of long-lived assets (3)	32.5	-
Impairment of other assets (4)	9.3	-
Loss (gain) on sale property, plant and equipment (5)	0.7	4.9
Remeasurement in estimates of asset retirement obligations (6)	(6.2)	6.4
Remeasurement adjustment of streaming agreement (7)	10.6	19.6
Pre-operating and ramp-up expenses during the commissioning and ramp-up of greenfield projects (Aripuanã) (8)	87.5	8.8
Adjusted EBITDA	760.3	743.8

(1)	Non-cash adjustment: Reversal of an impairment relating to immaterial PP&E assets.
(2)	Non-cash adjustment: Derivative financial instrument related to an offtake sale contract.
(3)	Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss.
(4)	Non-cash adjustment: Value-added-taxes impairment loss.
(5)	Non-cash adjustment: Results from sale and disposal of certain non-current assets.
(6)	Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.
(7)	Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.
(8)	Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their nameplate capacity.

This definition of Adjusted EBITDA reflects a revision we made in December 2022, to exclude certain items, aiming to provide a better understanding of the operational performance of the Company’s business without the potential distortions from (i) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (Aripuanã is currently the only greenfield project that has reached this phase) and (ii) certain non-cash events that do not specifically reflect our operational performance for the specific period (i.e., loss (gain) on sale property, plant and equipment; remeasurement in estimates of asset retirement obligations, and remeasurement adjustment of streaming agreement). Previous numbers have been reclassified according to the updated definition, and certain 2021 and 2020 figures have been adjusted in our consolidated financial statements.

For purposes of comparison, the following 2021 vs. 2020 comparisons for the following tables show (i) the updated figures in our consolidated financial statements and (ii) the previous figures disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021. For additional information, see Note 2 to our consolidated financial statements.

	For the Year Ended December 31,
	2021	2020	2021	2020
	Updated (1)	Updated (1)	Previous (2)	Previous (2)
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net income (loss) for the year	156.1	(652.5)	156.1	(652.5)
Share in the results of associates	-	-	-	-
Depreciation and amortization	258.7	243.9	258.7	243.9
Net financial results	136.9	278.2	136.9	278.2
Income tax	153.2	(24.2)	153.2	(24.2)
Other Adjustments	(0.7)	-	(0.7)	-
Change in fair value of offtake agreement	-	-	-	-
Impairment loss of long-lived assets	-	557.5	-	557.5
Impairment of other assets	-	-	-	-
Loss (gain) on sale property, plant and equipment	4.9	2.3	-	-
Remeasurement in estimates of asset retirement obligations	6.4	4.0	-	-
Remeasurement adjustment of streaming agreement	19.6	7.8	-	-
Pre-operating and ramp-up expenses during the commissioning and ramp-up of greenfield projects (Aripuanã)	8.8	1.9	-	-
Adjusted EBITDA	743.8	418.9	704.2	402.9

(1)	Updated in Nexa’s consolidated financial statements.
(2)	Previously disclosed in Nexa’s Annual Report on Form 20-F for the year-ended December 31, 2021.

Adjusted EBITDA by Segment

Adjusted EBITDA by segment is the main performance measure used by the chief operating decision maker to assess segment performance and to make decisions about resource allocation. Adjusted EBITDA information for Nexa’s segments is disclosed and reconciled with IFRS numbers in note 2 to Nexa’s financial statements. The use of Adjusted EBITDA as a segment performance measure is not considered a non-IFRS financial measure.

A breakdown of Adjusted EBITDA by segment is presented below.

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

Net Debt

We define net debt as (i) loans and financing and lease liabilities less (ii) cash and cash equivalents, less (iii) financial investments, plus/less (iv) the fair value of derivative financial liabilities or assets, respectively. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

A reconciliation of net debt to loans and financing as of December 31, 2022 and 2021 is presented below.

	As of December 31,
	2022	2021
	(in millions of US$)
Calculation of Net Debt:
Loans and financing	1,669.3	1,699.3
Derivative financial instruments	2.6	6.5
Lease liabilities	5.0	19.6
Cash and cash equivalents	(497.8)	(743.8)
Financial investments	(18.1)	(19.2)
Net Debt	1,161.0	962.5

Net Debt to Adjusted EBITDA

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

Adjusted EBITDA Margin

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

Adjusted Working Capital

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

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements, share premium reimbursements, dividends and investment activities, as well as a need to service our indebtedness. In 2022, we generated net cash from operating activities of US$266.6 million, a 45.9% decrease as compared to US$493.0 million in 2021, which was largely due to: (i) a decrease in working capital related to increased inventory levels, including the ore stockpile built at Aripuanã to secure the ramp-up period and the reduction in trade and confirming payables; and (ii) an increase in the income tax paid during 2022, mainly explained by the increase in LME prices, resulting in an increase in taxable profits of our subsidiaries. Additionally, the tax rate in Peru increased due to the expiration of Cerro Lindo’s tax stability agreement in 2022.

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

Critical Accounting Estimates

The impairment assessment as of December 31, 2022 resulted in the recognition of an impairment reversal of US$79.5 million in the Cerro Pasco CGU, associated with higher metal prices than assumed in the previous assessment and a change in operating assumptions to reflect the further optimization of Atacocha and El Porvenir being considered, and of the impairment loss of US$61.9 million in goodwill in the Mining Peru Group of CGUs. In addition to these economic impairments, the Company recognized individual assets impairments in the amount of US$10.3 million, mainly within Assets and projects under construction, and in the amount of US$39.9 million, within Mining projects and in relation to the greenfield projects (Shalipayco and Pukaqaqa) which are included in the Cerro Lindo CGU which is also part of the Mining Peru group of CGUs. In 2022, we recorded a non-cash, pre-tax net impairment loss on long-lived assets of US$32.5 million (US$31.1 million, after tax). For further information, please refer to Note 31 to our consolidated financial statements.

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

Greenfields project: An exploration or development project that is located outside the area of influence of existing mine operations and/or infrastructure and will be independently developed and managed.

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

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of August 27, 2021 (incorporated by reference to Exhibit 1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 17, 2022).
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 22, 2021).
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (001-38256) filed with the SEC on March 20, 2023).
8	List of Subsidiaries (incorporated by reference to Exhibit 8 to our Annual Report on Form 20-F (001-38256) filed with the SEC on March 20, 2023).
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.1 to our annual report on Form 20-F filed with the SEC on November 4, 2021).
15.2	Technical Report Summary on the El Porvenir Polymetallic Operations, Department of Pasco, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.2 to our annual report on Form 20-F filed with the SEC on November 4, 2021).
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.3 to our annual report on Form 20-F filed with the SEC on November 4, 2021).
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F filed with the SEC on November 4, 2021).
101.INS	XBRL Instance Document -- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: October 27, 2023

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

(i)	NEXA BR owns all the common shares of Pollarix, which represents 33.33% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are indirectly owned by NEXA's controlling shareholder, VSA.

(ii)	On November 17th, 2022, NEXA, through Pollarix, acquired 1.46% of Enercan's additional shares for BRL 21,731 (USD 4,136) by exercising its proportional pre-emptive rights given the withdrawal of one of Enercan's previous shareholders. Prior to this date, NEXA and the other shareholders exercised joint control over Enercan's assets and liabilities. However, because of this withdrawal, Enercan's remaining shareholders exercised their option to acquire these additional shares, resulting in the loss of joint control by NEXA. Since this date, NEXA ceased recognizing its share of Enercan's jointly held assets, liabilities, revenues and expenses and began to account for it as an investment in an associate, through the equity method, since it still holds significant influence over this entity.

The following table shows the amounts in each balance sheet line that were derecognized since December 2022.

Assets	November 30, 2022
Current assets
Cash and cash equivalents	1
Financial investments	8,260
Trade accounts receivables	9,137
Other assets	275
Total current assets	17,674
Non-current assets
Deferred income tax	1,320
Recoverable income tax	126
Other assets	299
Property, plant and equipment	29,216
Intangible assets	9,382
Total non-current assets	40,342

Total assets	58,016

Liabilities and shareholders’ equity
Current liabilities
Trade payables	1,014
Dividends payable	8,745
Salaries and payroll charges	35
Tax liabilities	7,917
Other liabilities	788
Total current liabilities	18,499
Non-current liabilities
Provisions	311
Deferred income tax	4,658
Other liabilities	2,093
Total non-current liabilities	7,062

Total liabilities	25,561

Shareholders’ equity
Attributable to NEXA’s shareholders	32,456

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

				2022	2021	2020
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total	Total	Total
Raw materials and consumables used	(1,463,472)	-	-	(1,463,472)	(1,189,728)	(856,300)
Third-party services	(449,373)	(30,878)	(65,041)	(545,292)	(467,071)	(407,695)
Depreciation and amortization	(282,968)	(4,064)	(37)	(287,069)	(258,711)	(243,925)
Employee benefit expenses	(182,609)	(58,909)	(18,030)	(259,548)	(223,115)	(213,865)
Others	(16,758)	(51,692)	(15,754)	(84,204)	(69,240)	(50,966)
	(2,395,180)	(145,543)	(98,862)	(2,639,585)	(2,207,865)	(1,772,751)

(i)	Includes USD 52,215 (including depreciation of USD 16,377) related to the provision of Aripuanã's inventory to its net realizable value, for both its ore stockpile and its produced concentrates, as explained in note 18. This amount also includes USD 15,681 (including depreciation of USD 5,911) related to the idleness of the Aripuanã mine's and plant's capacity since November given the start of the unit's revenues. Before November, 2022 these idleness costs were recorded within Other income and expenses, net.

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

Note 21 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2022	2021	2020
Mineral exploration	(61,986)	(55,594)	(38,519)
Project evaluation	(36,876)	(29,449)	(18,682)
	(98,862)	(85,043)	(57,201)

9	Other income and expenses, net

	2022	2021	2020
ICMS tax incentives (i)	56,697	71,949	-
Changes in fair value of offtake agreement - note 16 (d)	24,267	-	-
Changes in fair value of derivative financial instruments – note 16 (c)	1,363	7,486	948
Loss on sale of property, plant and equipment	(698)	(4,891)	(2,268)
Remeasurement of asset retirement and environmental obligations	(1,512)	(6,664)	(900)
Slow moving and obsolete inventory	(11,511)	(985)	(1,057)
Provision of legal claims	(7,664)	(13,173)	(10,912)
Contribution to communities	(17,233)	(7,070)	(2,773)
Pre-operating expenses related to Aripuanã (ii)	(45,800)	(8,753)	(1,885)
Impairment of other assets (iii)	(9,302)	-	-
Others	8,719	(5,951)	(317)
	(2,674)	31,948	(19,164)
(i)	In December 2021, the Company adhered to a Brazilian Law that states that government grants of the "Imposto circulação de mercadorias e serviços" ("ICMS") tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax ("IRPJ") and the Social Contribution on Net Income tax ("CSLL"). In 2022, the Company received USD 56,697 of ICMS tax incentives, which were excluded from the corporate income taxes basis for the year and were considered a permanent difference reducing the income tax to pay in the amount of USD 19,277 as shown in note 11 (a). Additionally, based on this, the Company stopped presenting the expenses and revenues of the received ICMS tax incentives on a net basis and started to separate the expenses in Taxes on Sales and the corresponding revenues in Other income and expenses, net. The presentation on a gross basis became necessary to demonstrate the taxes on sales for Brazilian corporate tax deduction purposes.

Table of Contents Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2022 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Related to Aripuanã's pre-operating expenses that mainly comprise USD 36,884 (including depreciation of USD 3,868) related to the idleness of the Aripuanã mine's and plant's capacity from January to October, the period before the unit started to generate revenues. Since November, these idleness costs were recorded within Cost of Sales.

(iii)	Amounts mainly related to the write-off of some non-commercial account receivables and taxes, which the Company does not expect to recover.

10	Net financial results

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

	2022	2021	2020
Financial income
Interest income on financial investments and cash equivalents	16,913	6,074	7,295
Interest on tax credits	980	1,377	854
Other financial income	7,125	4,021	3,019
Total financial income	25,018	11,472	11,168

Financial expenses
Interest on loans and financings	(104,689)	(96,565)	(97,422)
Premium paid on bonds repurchase – note 24 (c)	(3,277)	-	(14,481)
Interest on other liabilities	(35,134)	(12,371)	(8,051)
Interest on contractual obligations - note 29 (a)	(5,801)	(6,936)	(6,182)
Interest on lease liabilities	(542)	(1,272)	(1,757)
Other financial expenses	(19,251)	(25,131)	(31,866)
Total financial expenses	(168,694)	(142,275)	(159,759)

Other financial items, net
Changes in fair value of loans and financings – note 24 (c)	(1,472)	19,380	(8,058)
Changes in fair value of derivative financial instruments – note 16 (c)	(83)	(5,640)	(717)
Foreign exchange gains (losses) (i)	11,504	(19,839)	(120,809)
Other financial items, net	9,949	(6,099)	(129,584)

Net financial results	(133,727)	(136,902)	(278,175)

(i)	The amounts for years 2022 and 2021 include USD 6,413 and USD (10,468), respectively, which are related to the outstanding USD denominated intercompany debt of NEXA BR with NEXA and to the accounts payables of NEXA BR with related parties. The exchange variation of NEXA BR's loans and account payables with its related parties are not eliminated in the consolidation process and both transactions were impacted by the volatility of the Brazilian Real ("BRL"), which appreciated against the USD during 2022.

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

(a)	Reconciliation of income tax (expense) benefit

	2022	2021	2020
Income (loss) before income tax	227,377	309,291	(676,658)
Statutory income tax rate	24.94%	24.94%	24.94%

Income tax (expense) benefit at statutory rate	(56,708)	(77,137)	168,759
ICMS tax incentives permanent difference – note 9	19,277	24,463	-
Tax effects of translation of non-monetary assets/liabilities to functional currency	6,279	(32,998)	(28,174)
Withholding tax over subsidiary capital reduction (i)	(5,263)	(10,526)	-
Impairment of goodwill	(18,247)	-	(78,866)
Special mining levy and special mining tax	(13,321)	(17,279)	(5,909)
Difference in tax rate of subsidiaries outside Luxembourg (ii)	(10,319)	(3,179)	36,390
Unrecognized deferred tax on net operating losses (iii)	(66,069)	(36,577)	(35,849)
Other permanent tax differences	(6,612)	29	(32,199)
Income tax (expense) benefit	(150,983)	(153,204)	24,152

Current	(146,869)	(122,081)	(63,192)
Deferred	(4,114)	(31,123)	87,344
Income tax (expense) benefit	(150,983)	(153,204)	24,152

(i)	On July 13, 2022, NEXA and the other shareholders of NEXA CJM approved a capital reduction of USD 105,350 (2021: USD 210,703), which was paid on August 30, 2022. Given this capital reduction, the Company recognized USD 5,263 of tax expenses (2021: USD 10,526) given that the tax withheld by NEXA CJM on the corresponding participation of NEXA in its capital was considered as not recoverable.
(ii)	NEXA's subsidiaries had a higher taxable profit in 2022 which explains their higher income tax for the year.
(iii)	On December 31, 2022, Nexa has not recognized deferred tax on net operating losses over a taxable basis of USD 211,780 (2021: USD 134,156), after an assessment made by management considering the future recoverability of these net operating losses.

(b)     Analysis of deferred income tax assets and liabilities

	2022	2021
Tax credits on net operating losses (i)	127,016	116,284

Uncertain income tax treatments	(10,980)	(5,279)
Tax credits on temporary differences
Environmental liabilities	15,764	13,923
Asset retirement obligations	18,175	17,698
Inventory provisions	10,569	7,224
Tax, labor and civil provisions	8,882	7,797
Provision for employee benefits	7,099	7,138
Revaluation of derivative financial instruments	754	506
Other	12,144	15,652

Tax debits on temporary differences
Capitalized interest	(10,504)	(9,261)
Foreign exchange gains	(25,542)	(16,365)
Depreciation, amortization and asset impairment	(178,041)	(189,799)
Other	(7,852)	(5,896)
	(32,516)	(40,378)

Deferred income tax assets	166,983	168,205
Deferred income tax liabilities	(199,499)	(208,583)
	(32,516)	(40,378)
(i)	As a result of adopting the Law described in note 9, there was also an increase in the amount of USD 19,277 in the balance of tax losses for the year, amount which is included in the tax credits on net operating losses.

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

(a)	Composition

	2022	2021
Finished products	142,935	157,285
Semi-finished products (i)	163,805	60,315
Raw materials	68,497	90,087
Auxiliary materials and consumables	115,562	94,564
Inventory provisions	(95,602)	(29,749)
	395,197	372,502

(i)	Semi-finished products in December 2022 include the stockpile produced during Aripuanã's commissioning phase in the total amount of USD 40,303. In 2021, the amount of USD 23,009 of the ore stockpile that was included in raw material was reclassified as a semi-finished products.

(b)	Changes in the provision of the year

	2022	2021
Balance at the beginning of the year	(29,749)	(29,074)
Additions (i)	(69,761)	(15,094)
Reversals	4,634	13,986
Exchange variation (losses) gains	(726)	433
Balance at the end of the year	(95,602)	(29,749)
(i)	The main amount is related to the provision of Aripuanã's inventory to its net realizable value for both its ore stockpile and its produced concentrates in the total amount of USD 52,215 (including depreciation of USD 16,377) as of December 31, 2022.

19	Other assets

	2022	2021
Other recoverable taxes	139,168	128,377
Advances to third parties	7,057	8,545
Prepaid expenses	9,858	10,361
Judicial deposits	16,753	5,446
Works-for-taxes program	7,902	5,338
Other assets	29,222	21,636
	209,960	179,703
Current assets	75,486	81,119
Non-current assets	134,474	98,584

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

(iii)	As described in the audited consolidated financial statements for the year ended on December 31, 2021, in 2021, the Brazilian Electric Energy Chamber ("CCEE") finalized the necessary calculations for the extension of the concession period for the energy power plants that were affected by the increased costs related to the Generation Scaling Factor ("GSF"). After evaluating the amounts involved, NEXA agreed to accept the renegotiation agreement with the Brazilian Electricity Regulator Agency ("ANEEL") and to waive any future judicial claim related to the increased GSF costs. This had an impact of USD 19,407 (Picada – 5 years of extended concession period: USD 4,592; Armador Aguiar I – 6 years and 2 months of extended concession period: USD 3,293; Igarapava – 2 years and 7 months of extended concession period: USD 2,565; and Enercan – 3 years and 6 months of extended concession period: USD 8,957). These amounts were recorded as an Intangible asset against recovered energy costs in the income statement within Cost of sales, and will be amortized using the straight-line method until the end of the extended concession period without any direct cash benefit in 2021.
(iv)	At December 31, 2022, the balances of the Company's recognized goodwill were: (i) USD 95,484 allocated to the Cajamarquilla CGU; and (ii) USD 249,082 allocated to the Mining Peru group of CGUs. In the third quarter of 2022, the recoverability of goodwill was tested, as explained in note 31.

23	Right-of-use assets and lease liabilities

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