Form 20-F
period 2023-12-31
Nexa Resources S.A.
filed 2024-03-27
CIK 1713930

As filed with the Securities and Exchange Commission on March 27, 2024.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2023 was:

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

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐

i

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

ii

TABLE OF CONTENTS

I.	Information on the Company	29

II.	Operating and financial review and prospects	119

Overview	119
Results of operations	130
Liquidity and capital resources	142
Critical accounting estimates	148
Risk management	151
III.	Share ownership and trading	156
Major shareholders	156
Related party transactions	157
Distributions	159
Trading markets	161
Purchases of equity securities by the issuer and affiliated purchasers	162
IV.	Corporate governance, management and employees	163
Corporate governance	163
Board of directors	168
Executive officers and Management committee	178
Executive and director compensation	182
Employees	187
V.	Additional information	188

iii

Form 20-F Cross Reference Guide

Form 20-F cross reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Reserved	Not applicable	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	6
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	3, 29, 102
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Mineral Reserves and Resources, Regulatory matters	29, 35, 78, 82, 87, 112
	4C Organizational structure	Business overview, List of Subsidiaries	29, Exhibit 8
	4D Property, plants and equipment	Mining operations, Smelting operations, Other operations, Capital expenditures, Regulatory matters	35, 78, 82, 102, 112
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	130
	5B Liquidity and capital resources	Liquidity and capital resources	142
	5C Research and development, patents and licenses, etc.	Business overview	29
	5D Trend information	Results of operations	130
	5E Critical Accounting Estimates	Critical Accounting Estimates	148
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and Management committee	168, 178
	6B Compensation	Executive and director compensation	182
	6C Board practices	Corporate governance, Board of directors	163, 168
	6D Employees	Employees	187
	6E Share ownership	Board of directors—Share ownership	177
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Not applicable	–
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	156
	7B Related party transactions	Related party transactions	157
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial Statements, Distributions, Legal proceedings	213, 159, 188
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A. Offer and listing details	Trading markets	161
	9B Plan of distribution	Not applicable	–

iv

Form 20-F Cross Reference Guide

	9C Markets	Trading markets	161
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	190
	10C Material contracts	Business overview, Results of operations, Related party transactions	29, 130, 157
	10D Exchange controls	Exchange controls and other limitations affecting security holders	203
	10E Taxation	Taxation	194
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	207
	10I Subsidiary information	Not applicable	–
	10J Annual Report to Security Holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	151
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	204, 205
16A	Audit committee financial expert	Board of directors—Committees of our Board of directors—Audit committee	173
16B	Code of ethics	Corporate governance—Code of conduct	163
16C	Principal accountant fees and services	Principal accountant fees and services	206
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	162
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	163
16H	Mine safety disclosure	Not applicable	–
16K	Cybersecurity	Risk management	151
16J	Insider trading policies	Executive and Director Compensation	182
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial Statements	213
19	Exhibits	Exhibits	211

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for several reasons, many of which are not under our control, among them the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates and inflation;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;
•	changes in global market conditions;
•	the impact of expanded regional or global conflict, including the conflicts between Russian and Ukraine and the Israel-Hamas conflict, and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, such as the coronavirus (“COVID-19”) pandemic, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of climate change on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;

Forward-Looking Statements

•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws and any related agreements that Nexa has entered or may enter into with local governments;
•	legal and regulatory risks, including ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, along with the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored and other cyberattacks) due to negligence or IT security failures;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations; and
•	other factors discussed under “Risk Factors.”

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

About the Company

About the Company

We are a large-scale, low-cost, integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate six long-life underground polymetallic mines – three located in the Central Andes of Peru, two located in the state of Minas Gerais in Brazil, and one in the state of Mato Grosso in Brazil, the Aripuanã mine, currently in the ramp-up phase as of the date of this annual report.

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

Presentation of Financial and Other Information

Presentation of financial and other information

Certain definitions

Unless otherwise indicated or the context otherwise requires, the terms below are defined in the following manner.

•	“Nexa,” “we,” “us” and “our” or similar terms refer to Nexa Resources and, unless the context otherwise requires, its consolidated subsidiaries;
•	“Nexa Resources” refers to Nexa Resources S.A., a Luxembourg public limited liability company (société anonyme);
•	“Nexa CJM” refers to our subsidiary Nexa Resources Cajamarquilla S.A. (previously known as Votorantim Metais—Cajamarquilla S.A.), a corporation organized as a sociedad anónima under the laws of Peru;
•	“Nexa Brazil” refers to our subsidiary Nexa Recursos Minerais S.A. (previously known as Votorantim Metais Zinco S.A.), a corporation organized as a sociedade anônima under the laws of Brazil;
•	“Nexa Peru” refers to our subsidiary Nexa Resources Peru S.A.A. (previously known as Compañía Minera Milpo S.A.A.), a corporation organized as a sociedad anónima abierta under the laws of Peru and publicly traded on the Lima Stock Exchange;
•	“Pollarix” refers to our subsidiary Pollarix S.A., a corporation organized as a sociedade anônima under the laws of Brazil;
•	“VSA” refers to our controlling shareholder Votorantim S.A., a corporation organized as a sociedade anônima under the laws of Brazil;
•	the “Votorantim Group” refers to our controlling shareholder VSA and, unless the context otherwise requires, its consolidated subsidiaries;
•	the “real,” “reais” or “R$” refers to the Brazilian real, the official currency of Brazil;
•	“sol,” “soles” or “S/.” refers to the Peruvian sol, the official currency of Peru; and

In addition, the meaning of other defined terms used in this report are set out in “Glossary.”

Financial information

Our consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023 are included in this annual report. Our consolidated financial statements are prepared in accordance with IFRS accounting standards and interpretations, as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRS Accounting Standards”). References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, and the related notes thereto included elsewhere in this report.

The financial information presented in this report should be read in conjunction with our consolidated financial statements, including the related notes, and the section of this report titled “Operating and financial review and prospects.”

The main consolidated companies included in our consolidated financial statements are:

•	Nexa CJM – a Peruvian company that is 99.997% directly and indirectly owned by Nexa Resources and is mainly engaged in smelting zinc contained in concentrate. Nexa CJM’s functional currency is the U.S. dollar.

Forward-Looking Statements

•	Nexa Peru – a Peruvian company that is 83.48% directly and indirectly owned by Nexa Resources and is mainly engaged in exploring, extracting, producing and trading zinc, copper and lead concentrates, extracted from its own three mining sites. Nexa Peru’s functional currency is the U.S. dollar. Nexa Peru is a public company with its shares listed on the Lima Stock Exchange.
•	Nexa Brazil – a Brazilian company that is 100% owned by Nexa Resources and is mainly engaged in exploring, extracting and producing zinc, copper and lead concentrates, and smelting zinc contained in concentrate with operations in the states of Minas Gerais and Mato Grosso. Nexa Brazil’s functional currency is the real.

Non-IFRS Accounting Standards measures

For a discussion of how our management uses non-IFRS Accounting Standards measures as an additional measure of operational performance of the Company’s business, including discussion of our Adjusted EBITDA, reconciliation with most comparable IFRS Accounting Standards figures and changes made in 2023, see “Operating and financial review and prospects—Results of Operations—Non-IFRS Accounting Standards measures and reconciliation.”

All forward-looking non-IFRS Accounting Standards financial measures in this document, including cash cost guidance, are provided only on a non-IFRS Accounting Standards basis. This is due to the inherent difficulty of forecasting the timing or number of items that would be included in the most directly comparable forward-looking IFRS Accounting Standards financial measures. As a result, reconciliation of the forward-looking non-IFRS Accounting Standards financial measures to IFRS Accounting Standards financial measures is not available without unreasonable effort and we are unable to assess the probable significance of the unavailable information.

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

Risk Factors

Risk factors

Nexa and its operations are exposed to several inherent risks and uncertainties, including those described below. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materialize. You should carefully consider these risks with respect to an investment in Nexa. This section is divided in two sub-sections: the “Risk Factors Summary”, which provides a brief summary of our Risk Factors and “Detailed Risk Factors,” providing detailed information in relation to each Risk Factor identified.

Risk Factors Summary

The following summarizes the main risks to which we are subject. You should carefully consider all of the information discussed below in “Item 3—Key Information—Risk Factors—Detailed Risk Factors” in this annual report for a comprehensive description of these and other risks.

Business risks

•	Our business is highly dependent on the international market prices of the metals we produce, which are both cyclical and volatile.
•	Changes in the demand for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.
•	Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.
•	The mining industry is highly competitive.

Operational risks

•	The mining business is subject to inherent risks, some of which are not insurable.
•	We may be materially adversely affected by challenges relating to slope and stability of underground openings.
•	Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation.
•	We may be adversely affected by the failure or unavailability of adequate infrastructure and skilled labor.
•	The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.
•	A disruption in zinc concentrate supply could have a material adverse effect on our production levels and financial results.
•	Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.
•	Interruptions of energy supply or increases in energy costs may materially adversely affect our operations.
•	Shortages of water supply due to permitting, licensing, and other governmental regulations, explosives, critical spare parts, maintenance service and new equipment and machinery may materially adversely affect our operations and development projects.
•	There are unique risks inherent to the development of underground mines, which may have a material adverse impact on our cash flows.
•	We may be adversely affected by labor disputes, may be liable for certain payments to individuals employed by third-party contractors and may be subject to misconduct by our employees or third-party contractors.
•	The nature of our business includes risks related to litigation and administrative proceedings that could materially adversely affect our business and financial performance in the event of unfavorable rulings.

Financial risks

•	Our financial position and results of operations may be materially adversely affected by currency exchange rate fluctuations.
•	Fluctuations in interest rates could increase the cost of servicing our debt, affect returns on our financial investments and negatively affect our overall financial performance.

Risk Factors

•	We may engage in hedging activity that may not be successful and may result in losses to us.
•	Our business requires substantial capital expenditures and is subject to financing risks.
•	We are exposed to credit risk in relation to our contractual and trading counterparties as well as to hedging and derivative counterparty risk, and our results of operations may be negatively impacted by increases in expected credit losses.
•	Any acquisitions or divestitures we make may not be successful or achieve the expected benefits.
•	Changes in the assumptions underlying the carrying amount of certain assets could result in impairment charges.
•	We might not be able to pay the principal and interest amounts on our debt obligations in case they are accelerated as a result of the noncompliance with the restrictive covenants and clauses of our debt contracts.

Risks related to our Mineral Reserves and Resources

•	Our estimates of Mineral Reserves and Resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain Mineral Reserves and Resources uneconomical to mine.
•	We depend on our ability to replenish our Mineral Reserves for our long-term viability.
•	Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

Health, safety and environmental risks

•	Health, safety and environmental laws and regulations, including regulations pertaining to climate change, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.
•	ESG issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and results of operations, could damage our reputation, and may increase costs.
•	Failure to meet environmental, social, and governance expectations or standards or achieve the Company’s environmental and social related goals could adversely affect its business, reputation, brand, results of operations, and/or financial condition.
•	Natural disasters and climate change could affect our business.
•	Global or regional health considerations, including the outbreak of a pandemic or contagious disease, such as the COVID-19 pandemic, have impacted and could continue to impact our business, financial condition and results of operations.

Political, economic, social and regulatory risks

•	Political, economic and social conditions in the countries in which we have operations or projects, or in which we do business, could adversely impact our business, financial condition results of operations and the trading price of our securities.
•	Recent and potential changes in commercial and mining laws, including trends like resource nationalism, may significantly impact our mining operations.
•	Our mineral rights may be terminated or not renewed by governmental authorities.
•	Our operations depend on our relations and agreements with local communities, and new projects require carrying out a prior consultation procedure.
•	Changes in tax laws, and any related tax agreements we have entered into or may enter into with local governments, may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.
•	Our business, financial position and results of operations may be adversely affected by inflation.
•	We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in various jurisdictions. Any violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial position.
•	Political and social opposition to mining activities generally in the regions we operate could adversely impact our business and reputation.

Risk Factors

•	Differing interpretations of agency regulations or court rulings and the application of such laws and regulations could result in unintended non-compliance and may have a material effect on our business, results of operations, and financial position.
•	Regulation of other activities

Risks relating to our corporate structure

•	VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.
•	Dividends or other distributions paid by us on our common shares will generally be subject to Luxembourg withholding tax.
•	The rights of our shareholders, and the responsibilities of VSA as our controlling shareholder, are governed by Luxembourg law and differ in some respects from the rights and responsibilities of shareholders under the laws of other jurisdictions, including the United States and Canada, and shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
•	Our ability to pay dividends or other distributions and repurchase shares is subject to several factors and conditions.
•	It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

Detailed Risk Factors

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

In 2023, international prices decreased for zinc, copper and lead, and increased for silver and gold as compared to their respective 2022 averages. Overall, there continued to be downward pressure on international market prices for the base metals we produce, mainly driven by the persistence of negative external factors including inflation and high interest rates, residual economic impacts on key sectors of the Chinese economy, especially civil construction and real estate market, and ongoing variable global macroeconomic conditions relating to conflicts between Russia and Ukraine and the Israel-Hamas conflict.

Mine supply also contributed to the volatility of zinc prices in 2023. The sharp drop in prices from the first to the second quarter, combined with higher levels of production costs around the world, caused a series of zinc mine closures during 2023, as some assets were operating on negative margins. None of Nexa’s mines closed or reduced production in 2023 because of the drop in prices. However, these other mine closures caused zinc prices to slightly rise, especially at the end of 2023, as well as caused the Chinese spot treatment charges to significantly drop throughout the year compared to the 2022 average. There are still assets that may have negative margins at current zinc prices, so further closures of other mines around the globe remains a possibility in 2024.

The ongoing conflict between Russia and Ukraine, and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and may continue to have, adverse impacts around the globe. The fluctuating value of the US dollar, resulting in part from global conflicts, also directly impacts commodities prices.

Risk Factors

Also, on October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. The military conflict is ongoing, and its length and outcome are highly unpredictable. Further escalation of this conflict could lead to significant disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

Continued ramifications of these global conflicts include disruption of the supply chain, which has led, and may continue to lead, to impacts on production, investment, and demand and prices for our products; higher and more volatile prices for commodities, including oil and gas; disruption of global financial markets, and further exacerbation of overall macroeconomic trends, including high inflation and rising interest rates. For more information see “Operating and Financial Review and Prospects—Overview”. As of the date of this report, the conflicts between Russia and Ukraine and in the Middle East have had no material impact on our business and operations. However, the conflicts are still ongoing, and we cannot predict the future impact they may have. We continue to monitor developments related to these conflicts as of the day of this report.

Future declines in metal prices, especially with respect to zinc, copper, silver and lead prices, could have an adverse impact on our results of operations and financial position, and we might consider curtailing or modifying certain operations, selling certain operations or not proceeding with our sustaining and/or growth strategy. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. Conversely, during periods of high prices, our ability to rapidly increase production capacity may be limited, which could prevent us from selling more products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising prices for zinc, copper, lead or other products.

Changes in the demand for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities), which in turn depend on the level of industrial and consumer demand for these metals. An increase in the production of zinc, copper, silver and lead worldwide, along with reduction in demand for these metals, due to changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, economic slow-downs or other factors, may have the potential to impact these metal prices. In 2023, international prices decreased for zinc, copper and lead, and increased for silver and gold as compared to their respective 2022 averages. The impact of price decreases may also compromise the profitability of smelters, as we might consider reducing the volume of metals we sell and therefore materially adversely impact our operational results and financial position. Even if our volumes are not affected by reduced prices, this decrease can impact our revenues.

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

China has been the primary source of global demand for commodities over the last few years. According to Wood Mackenzie, in 2023, Chinese demand represented 51% of global demand for refined zinc and 56% of global demand for refined copper. Any slowdown in China’s economic growth that is not offset by increased demand or reduced supply from other regions could have an adverse effect on demand for our products or commodity prices and result in lower revenues, cash flow and profitability.

Risk Factors

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

Such occurrences could result in damage to, or destruction of, our properties or production facilities, third-party property, human exposure to pollution, personal injury or death, environmental and natural resource damage or contamination, delays in mining, monetary losses and legal liability. In addition, any such occurrences could adversely affect our reputation. Damages to our reputation could result in additional environmental and health and safety legal oversight, and authorities could impose more stringent conditions in connection with the licensing process of our projects and operations. In addition, our customers may be less willing to buy metals from us if we have been subject to significant adverse publicity. We maintain insurance typical in the mining industry, and in amounts that we believe to be adequate, but which may not provide complete coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental contamination, tailings dam failures and other hazards as a result of exploration, production or extreme weather) may not be generally available or is uneconomical to afford. If we incur significant liability for which we are not fully insured, we may not be able to finance the uninsured liability amount on acceptable terms to us or at all, and we could be required to divert a significant portion of our cash flow from normal business operations. This could have a material impact on our financial position.

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

Our underground mines get deeper, and our waste and tailings deposits increase in size as we continue with and expand our mining activities. This presents certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to further reinforce such openings or take additional actions to prevent such a failure, we could incur additional costs and expenses, and our operations and stated mineral reserves could be negatively affected. We have taken actions we consider appropriate to maintain the stability of underground openings, but additional actions may be required in the future. Unexpected failures or additional requirements to prevent such failures may materially adversely affect our costs and expose us to health, safety and other liabilities in the event of an accident, as well as adversely impact our reputation. These developments may in turn materially adversely affect the results of our operations and financial position, as well as potentially diminish our stated mineral reserves.

Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation.

We invest in sustaining and increasing our mine and metal production capacity and developing new operations. Our projects are subject to several risks that may materially adversely affect our growth prospects and profitability, including the following:

•	we may encounter delays or higher than expected costs in completing technical and engineering studies and obtaining the necessary equipment, machinery, materials, supplies, labor or services, in project execution by third-party contractors and in implementing new technologies to develop and operate a project;
•	we may experience delays in commencing and/or ramping up the operations of a new project or the expansion of an existing operation to its design capacity;
•	our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;
•	we may fail to obtain or renew, or experience delays or higher than expected costs in obtaining or renewing, the required agreements, authorizations, licenses, approvals and permits to develop a project, including the prior consultation procedure and agreements with local communities;
•	changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it;
•	accidents, natural disasters, labor disputes, equipment failures, water shortages, logistical issues, interruption of energy supply and increase in energy costs;
•	adverse mining conditions may delay and hamper our ability to produce the expected quantities and qualities of minerals upon which the project was budgeted;
•	mineral reserves and resources are estimates based on the interpretation of limited sampling data and test work that may not be representative of the deposits as a whole, or the technical and economic assumptions used in the estimates may prove to be materially different when the deposits are mined, that could result in materially different economic outcomes; and
•	conflicts with local communities, unions and/or strikes or other labor disputes may delay the implementation or the development of projects.

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

Risk Factors

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

Mining companies face inherent risks in their operations of tailings dams—structures built for the containment of the mining or industrial waste, known as tailings—that exposes us to certain risks. Our tailings dams include, in some cases, materials that could increase the hazard potential in the event of unexpected failure. If any such risks were to occur, this could lead to negative environmental effects and materially adversely affect our reputation and our ability to conduct our operations and could make us subject to liability and, as a result, have a material adverse effect on our business, financial position and results of operations.

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

In December 2023, the State of Minas Gerais published State Decree No. 48,747/2023, regulating the environmental recovery policies that companies are required to have in place in the event of an accident or deactivation of a dam, pursuant to a prior state law passed in 2019. Under State Decree No. 48,747/2023, any dams that meet the requirements established under the 2019 Dam Safety Policy law must have an environmental guarantee policy in place. Nexa estimates that it will require US$27.3 million to cover the applicable dams under this policy. The guarantee can be made by one of the following methods: (i) cash deposit; (ii) bank deposit certificate – (“CDB”); (iii) bank guarantee; or (iv) guarantee insurance. The Company has until March 29, 2024 to submit an environmental recovery proposal and must contract for 50% of the policy by December 31, 2024, 25% by December 31, 2025 and 25% by December 31, 2026. For more information on State Decree No. 48,747/2023 and its impact on Nexa, see “Information on the Company—Mining operations—Tailings disposal” and Notes 27 and 32(b) of our consolidated financial statements.

The Company has been conducting engineering studies to confirm the construction method of old inactive industrial waste containment structures that have been closed for more than 20 years. None of them contain mining tailings, water or liquid waste. Based on results of the conceptual engineering studies, Nexa recognized a provision for dams obligations in the amount of US$7.0 million in its financial statements for the year ended December 31, 2023 and the Company may reserve additional amounts related to estimated costs of anticipated additional obligations in relation to these closed dams, which could have a material impact on the Company’s financial position.

Risk Factors

Certain regulations, such as those enacted by ANM between 2020 and 2023, may also impose more restrictive requirements that may exceed our current standards, including mandated compliance with emergency plans and increased insurance requirements and premiums, or require us to pay additional fees or royalties to operate tailings dams. We may also be required to facilitate the relocation of communities and facilities impacted by tailings dam failures. Moreover, insurance coverage for damages resulting from tailings dams’ failure may not be available. For more information see “Information on the Company—Mining operations—Tailings disposal.”

A disruption in zinc concentrate supply could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate processed in our smelters is obtained from third parties, and we may be adversely affected if we are not able to source adequate supplies of zinc for such operations. In 2023, 49.6% of the zinc concentrate processed in our smelters was obtained from third parties, with the remainder supplied by our own mining operations. The availability and price of zinc concentrate used by our smelters may be negatively affected by several factors largely beyond our control, including interruptions in production in our mines or by our suppliers, decisions by suppliers to allocate supplies of concentrate to other purchasers, price fluctuations and increasing transport cost.

In addition, the efficiency of a smelter’s production over time is affected by the mix of the zinc concentrate qualities and grades it processes. In circumstances where we cannot source adequate supplies of the zinc concentrate qualities and grades that comprise the most efficient mix for our smelters, alternative types of concentrate may be available, but the use thereof may increase our costs of production or reduce the productivity of our smelters and adversely affect our business, results of operations and financial position.

Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.

Zinc sourced from suppliers of secondary feed materials represented approximately 16.5% of the zinc content used by our Juiz de Fora smelter in 2023. The use of zinc secondary feed material is a competitive advantage in relation to the use of zinc concentrate, mainly due to lower acquisition costs and, to a lesser extent, operational gains. In addition, since 2021 we have incorporated zinc calcine processed by third parties into our operations to increase the production in our smelters. Our smelters then use this zinc calcine processed by third parties to produce additional refined zinc products that they would not produce were they to rely solely on other inputs. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices of these inputs, our business, results of operations and financial position may be adversely affected. In 2021, our calcine supplier in Peru shut down its facilities, impacting our smelter production. In 2021, 2022 and 2023, we were able to partially offset the reduction in calcine availability through the development and consumption of new sources of raw material, such as third party waelz oxide, however, we cannot assure shareholders that we will be able to have secure access to the raw materials required for our operations in the future. For more information, see “Information on the Company—Smelting Operations—Smelter sales.”

Interruptions of energy supply or increases in energy costs may materially adversely affect our operations.

Energy is an important component of our production costs. In Peru, we obtain almost all electric power for our operations from third parties through energy supply contracts. Although we are party to a long-term power purchase agreement with Electroperú S.A., we cannot ensure that we will have secure access to energy sources in Peru at the same prices and conditions in the event of any interruption or failure of our sources of energy, failures or congestion in any part of the Sistema Eléctrico Interconectado Nacional (“SEIN”), any failure to renew or extend our other existing energy supply contracts, or due to any regulatory changes that may impact energy rates. Between May and September 2023, there was an increase in spot prices, mainly explained by the lack of rain in central Peru, given the most energy consumption in the country comes from hydroelectric plants. In addition, the shutdown of certain Peruvian natural gas processing plants due to maintenance occurred in July 2023, led to increase in energy costs reaching US$180/MWh, which was the highest rate in fifteen years. This increase in energy prices in part resulted from inefficient energy generation in the SEIN, which currently lacks renewable energy projects (i.e., hydroelectric, wind and solar). These types of renewable projects are expected to lower the prices that energy generators are able to offer to large industrial users.

Risk Factors

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into several legal entities—which are directly or indirectly jointly owned by us, our controlling shareholder and its affiliates—pursuant to long-term power purchase agreements. In 2023, self-production plants represented 86.8% of energy supply, in terms of energy acquired via energy purchase and sale contracts. Furthermore, our energy costs under these agreements could increase in the event of differences in the hydrology forecast due to these hydroelectric plants share of the hydrological risk, in addition to payment of higher energy taxes. For more information, see “Information on the Company—Other operations—Power and energy supply.”

Prices and availability of energy resources for our operations may be subject to changes or curtailment due to, among other things, new laws or regulations, the imposition of new taxes or tariffs, supply interruptions, equipment damage, volatility and increase in worldwide price levels for energy and related components, market conditions and any inability to renew our existing supply contracts. Disruptions in energy supply or increases in costs of energy resources could increase our production costs and have a material adverse effect on our financial position and results of operations.

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

Risk Factors

We may also be affected by labor-related disputes that broadly develop in the countries in which we operate. Strikes and other labor disruptions at any of our operations could have a material adverse effect on our business, financial position and results of operations.

We may be liable for certain payments to individuals employed by third-party contractors.

Under Peruvian law, we may become responsible under certain circumstances to pay mandatory labor benefits or other obligations to personnel employed by our third-party contracts or sub-contractors. Although we believe that we are in substantial compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory labor benefits or for-profit sharing benefits. In the beginning of 2022, a new law was published in Peru prohibiting companies from outsourcing core operational activities. More than 70% of our Peruvian workforce is employed by third party contractors. In July 2023, the law was deemed to be unconstitutional because it was determined to be an unenforceable bureaucratic barrier by the National Institute for the Defense of Competition and the Protection of Intellectual Property (“INDECOPI”), and therefore is not expected to have any material impact on Nexa. In addition, a lawsuit was initiated by Nexa which is seeking to declare the unconstitutionality of the aforementioned law. However, any future laws or regulations that would make Nexa responsible under Peruvian law for paying mandatory labor benefits or for-profit sharing benefits for individuals employed by third-party contractors could have an adverse impact on our business, financial position and results of operations. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Regulation of other activities.”

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

The nature of our business exposes us to various litigation matters, including civil liability claims, environmental matters, health and safety matters, regulatory and administrative proceedings, governmental investigations, tort claims, contract disputes, labor matters and tax matters, among others. We cannot assure shareholders that these or other legal proceedings will not have a material adverse effect on our ability to conduct our business or on our financial position and results of operations, through distraction of our management team, diversion of resources or otherwise. In addition, although we establish provisions as we deem necessary in accordance with IFRS Accounting Standards, the level of provisions that we record could vary significantly from any amounts we actually pay, due to the inherent uncertainties in the estimation process.

Any tax-related investigations carried out by state or local governments may result in a material impact on our business, results of operations and financial condition.

In 2023, Nexa cooperated with the investigation carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of our former customers with respect to commercial and value added tax (“VAT”), as well as our relationship with such former customers, that could result in liabilities for all parties involved in the commercial relationship. In the third quarter of 2023 and the first quarter of 2024, Nexa and the MG Authorities reached a resolution pursuant to which Nexa, without admitting primary responsibility for the resolved claims, agreed to make certain tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain former customers that allegedly failed to properly comply with their tax obligations. This resolution concluded the MG Authorities' investigation with respect to the Company, and the Company does not expect any further developments or provisions with respect to these matters. For more information about this investigation and its resolution, see “Additional Information—Legal Proceedings—Other legal proceedings.” For information on the financial effects of the resolution, see Note 9(iv) to our consolidated financial statements. The effects of any future tax-related investigations may have a material impact on our business and financial condition.

Risk Factors

We could be harmed by a failure or interruption of our information technology systems or automated machinery, including system security breaches or other cybersecurity attacks, and we may expend significant resources to modify and improve our cybersecurity measures.

We rely on internal and external information technology systems and automated machinery to effectively manage our production processes and operate our business. Any failure of our or third parties’ information technology systems and automated machinery to perform as we anticipate could disrupt our business and result in production errors, processing inefficiencies and the loss of sales and customers, which in turn could result in decreased revenue, increased overhead costs and excess or out-of-stock inventory levels resulting in a material adverse effect on our business results.

In recent years, there has been an increase in the number of cyberattacks in industrial and corporate environments. The tactics and techniques used by cybercriminals to gain access to and exploit sensitive information by breaching mission critical systems of large organizations have evolved in sophistication. We are dependent on internal information systems, and we are vulnerable to failure of these systems, including through system security breaches, data protection breaches or other cybersecurity attacks. We may be exposed to cyberattacks stemming from unauthorized access to our internal systems, vulnerabilities in critical systems, malware, espionage and sabotage. If these events occur, including a cyberattack causing a loss of critical data, unscheduled downtime/degradation of operations, or the disclosure or use of confidential information, these events could have a material adverse effect on our reputation and market value, which could adversely impact our results of operations. Additionally, we may incur additional costs and expend significant resources in continuing to modify and improve cybersecurity measures and investigate and remediate any weaknesses in our information technology systems.

In addition, privacy, data protection and cybersecurity are subject to frequently changing rules and regulations. The European Union’s General Data Protection Regulation (“GDPR”) took effect in 2018 and introduced increased regulations relating to personal data security. The GDPR requires companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of persons whose data is stored to correct or delete such data about themselves. In 2011, Peru enacted the Law for Personal Data Protection No. 29,733, the Ley de Protección de Datos Personales (“LPDP”) and in 2018, the Brazilian president signed Law No. 13,709, the Lei Geral de Proteção de Dados (“LGPD”). Both the LGPD and LPDP represent comprehensive data protection laws, establishing detailed rules for the collection, use, processing and storage of personal data and affecting all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

In July 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require disclosure regarding cybersecurity risk management (including the corporate board’s role in overseeing cybersecurity risks, management’s role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports. These new cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents in a Form 6-K promptly after the incident is disclosed or otherwise publicized in a foreign jurisdiction, any stock exchange, or to security holders. Such scrutiny from the SEC increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in an increase in administrative costs, distraction of management and diversion of resources for targeted businesses. Any noncompliance with the GDPR, the LGPD, the LPDP, the SEC cybersecurity rules, or any other privacy, data protection and cybersecurity regulations could result in proceedings or actions against us by governmental entities, the imposition of fines or penalties and damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations.

Risk Factors

Financial risks

Our financial position and results of operations may be materially adversely affected by currency exchange rate fluctuations.

Our revenues are primarily denominated in U.S. dollars, and certain portions of our operating costs, principally labor costs, are denominated in reais and soles. Accordingly, when inflation in Brazil and Peru increases without a corresponding devaluation of the real or sol, our financial position, results of operations and cash flows could be materially adversely affected. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Macroeconomic conditions of the countries and regions where we operate” for a discussion of inflation in 2023.

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

Some of our indebtedness bears interest based on variable interest rates, including the Secured Overnight Financing Rate, or SOFR. As of December 31, 2023, 29.7% of our debt was variable rate debt. Such variable rates have fluctuated in response to changes in economic growth, monetary policy and governmental regulation. A significant increase in underlying interest rates, particularly in SOFR, could have a material adverse effect on our financial expenses and materially adversely affect our overall financial performance. In July 2017, the Financial Conduct Authority (“FCA”) announced its intention to phase out LIBOR by the end of 2021. However, on March 5, 2021, the FCA announced that most tenors of U.S. Dollar LIBOR would continue to be published through June 30, 2023, extending the previously announced deadline of December 2021. For more information, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”.

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

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain and potentially expand our existing brownfield operations, develop our greenfield projects pipeline in order to sustain and grow production, in addition to carrying out investments in sustaining, health, safety and environment. In 2023, we invested US$309.0 million in capital expenditures, US$292.8 million of which was in relation to sustaining investments. We depend partially on our operating cash flows to support our capital expenditures. See “Information on the Company—Capital expenditures.”

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

We are exposed to credit risk in relation to our contractual and trading counterparties as well as to hedging and derivative counterparty risk, and our results of operations may be negatively impacted by increases in expected credit losses.

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

We hold a significant balance of accounts receivable and, therefore, provide an allowance to cover the portion of this amount that may not be received due to customer default. We record expected credit losses at an amount considered sufficient to cover estimated losses in the realization of receivables, taking into account our historical losses and internal risk classification of our customers, although we cannot guarantee that these amounts are sufficient to cover any losses. Additionally, delays in payment cycles from significant customers may adversely affect our liquidity and our ability to obtain financing for working capital, such as receivables sales.

Any acquisitions or divestitures we make may not be successful or achieve the expected benefits.

We regularly consider and evaluate opportunities to acquire assets, companies and operations, as well as constantly review our portfolio of projects and assets in operation. There can be no assurance that we will be able to successfully integrate any acquired assets, companies or operations, nor guarantee success in connection with any divestment or sale of an operational or non-operational project or asset. In addition, any additional debt we incur to finance an acquisition may materially adversely affect our financial position and results of operations. If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating and financial risks. Similarly, any divestitures we make may not have the anticipated positive impacts and could lead to an impairment charge or other material adverse effects on our business, financial position, and results of operations.

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

Risk Factors

We might not be able to pay the principal and interest amounts on our debt obligations in case they are accelerated as a result of the noncompliance with the restrictive covenants and clauses of our debt contracts.

Any default on the contracts governing our debts that is not remedied or waived by loan creditors or noteholders could result in the acceleration of the obligation to pay outstanding amounts owed to holders of such debts. If we are unable to generate sufficient cash flow from our operations and, therefore, unable to obtain the necessary resources to make the principal and interest payments on our debts as a result of such acceleration, our business, financial position and results of operations could be materially and adversely affected. For more information on restrictive covenants in our debt contracts, see “Operating and financial review and prospects—Liquidity and Capital Resources—Debt.”

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

In addition, Inferred Mineral Resources have a massive amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an Inferred Mineral Resource will be upgraded to a higher category or that any of the Mineral Resources not already classified as Mineral Reserves will be reclassified as Mineral Reserves.

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

Risk Factors

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

Our mining activities are subject to Brazilian and Peruvian laws and regulations, including health, safety and environmental matters. In March 2022, the Securities and Exchange Commission (“SEC”) proposed a new set of rules regarding disclosure and reporting requirements related to climate change. We will continue to monitor developments related to the new rules, which were adopted by the SEC on March 6, 2024, and subsequently temporarily halted by an administrative stay granted by the Fifth Circuit U.S. Court of Appeals on March 15, 2024. In January 2023, the Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 (the “Directive”) entered into force. The Directive modernizes and strengthens the rules concerning certain social and environmental information that the Company has to report, ensuring that investors and other stakeholders can accurately assess the Company’s social and environmental impact. European Union Member States, including Luxembourg, have until July 2024 to adopt the provisions of the Directive into their national law, as resulting obligations will be applied on a staggered basis. The Company will be required to comply with the Directive obligations starting in 2026 with respect to the accounts for the fiscal year ending on December 31, 2025. Additional matters subject to legislation include, but are not limited to, transportation, mineral storage, water use and discharge, use of explosives, hazardous and other non-hazardous waste, and reclamation and remediation measures. Our operations are subject to periodic inspections and special inspections in certain circumstances by governmental authorities and consultation with local communities. In Peru, the Congress began a revision process of a law to prohibit economic activities in the headwaters of basins, which are currently considered vulnerable areas that require protection and mitigation measures. However, the revision process lost momentum and has shown no sign of progress to date. If adopted, this law could have a material impact on our business and projects in case any new projects were to occur in headwaters of basins. For more information about these Peruvian environmental regulations, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Environmental regulations”. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

Regulatory and industry response to climate change or other controls on greenhouse gas emissions, including limits on emissions from the combustion of carbon-based fuels, controls on effluents and restrictions on the use of certain materials, could significantly increase our operating costs and affect our customers and suppliers. Ongoing international efforts to address greenhouse gas emissions consist of controlling activities that may increase the atmospheric concentration of greenhouse gases. International agreements, like the Paris Agreement, Kyoto Protocol and COP26, are in different stages of negotiation and implementation. The measures included in such agreements may result in an increase of costs related to the implementation of new controls aimed at reducing greenhouse gas emissions, the purchase of credits or licenses for atmospheric emissions and the monitoring and registration of greenhouse gas emissions generated by our operations. These measures could adversely affect our business, financial position and results of operations. In addition, the Brazilian government has initiatives to grant environmental licenses in connection with the license holder’s commitment to reducing greenhouse gases, especially in the state of Minas Gerais. As health, safety, and environmental regulations, requirements, best practices and industry standards are evolving and becoming stricter in Brazil, we may incur increased expenditures for compliance with these increasingly demanding requirements.

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

ESG issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition, and results of operations, could damage our reputation, and may increase costs.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow and change, and may continue to shift based on political conditions in the countries in which we operate and do business. If our ESG practices fail to meet regulatory requirements, our medium- and long-term ESG commitments, or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of directors and employee diversity, human capital management, employee health and safety practices, product quality, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted. Additionally, our customers and suppliers may be unwilling to continue to do business or partner with us.

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

In addition, our ESG practices and initiatives may result in increased operational costs, including monitoring and reporting costs, equipment costs, energy costs, and other costs to comply with our developing practices and initiatives. These additional costs could have a material impact on our business, results of operations and financial condition.

Failure to meet environmental, social, and governance expectations or standards or achieve the Company’s environmental and social related goals could adversely affect its business, reputation, brand, results of operations, and/or financial condition.

Nexa discloses information about its environmental, social and governance goals and initiatives in its annual sustainability report, other non-financial reports, information provided on its website, press statements, and other communications. This disclosure includes voluntary commitments made by the Company regarding greenhouse gas (GHG) emission reductions, water consumption, safety, and diversity.

Risk Factors

Execution and achievement of Nexa’s ESG and GHG goals within the currently estimated costs and expected timeline is subject to risks and uncertainties which include, but are not limited to, availability, development, and affordability of technology needed to keep our commitments; unplanned issues with design, operations, and technology; inability to obtain required permits or licenses; lack of necessary materials and parts; changing products to meet customer needs and their acceptance of environmentally sustainable supply chain solutions; shifts in public opinion and political leadership; our ability to follow new rules, taxes, orders, or regulations related to climate matters.

The Company maintains and will use its best efforts to continue to maintain standards aligned with stakeholder expectations for best practices, and comply with new environmental, social, and governance regulations and expectations, aiming to minimize potential harm to the Company’s reputation, minimize adverse impacts on its ability to attract and retain customers and talents, and minimize exposure to legal and regulatory proceedings.

Natural disasters and climate change could affect our business.

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño weather phenomenon, Peru typically experiences extreme weather events that lead to flooding and mudslides, and which could adversely affect our operations. In the past, extreme flooding and mudslides in Peru have interrupted the supply of metal concentrates from our mines and the supply of zinc products to our plants. The physical impact of climate change on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea and river levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency and intensity as a result of climate change, which may adversely affect our operations. For example, in March 2023 production at the Cerro Lindo mine was suspended for approximately two weeks due to unusually heavy rainfall levels and overflowing rivers caused by Cyclone Yaku, which affected the region, as well as other parts of the country. Operations resumed at full capacity in April 2023. For additional information, see “Information on the Company—Mining Operations—Cerro Lindo.” Although we have insurance covering damages caused by natural disasters, extensive damage to our facilities and staff casualties due to natural disasters may not be covered by our insurer and/or could materially adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

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

The global economy has faced a number of challenges since the outbreak of the COVID-19 pandemic, including disruption to financial markets, rising inflation, and increased volatility due to market expectations for a global recession. The emergence of new variants of COVID-19, the outbreak of another contagious disease, or future pandemics and public crises could present risks to our operations (including the ability of employees to be physically present at work), employee health and safety, mandatory operational closures and general macroeconomic activity, including international market prices for the metals we produce, as well as have a severe impact to our business, customers, or supply chain. This impact could continue for an extended period of time or impact our financial condition and results of operations and continued weak or worsening economic conditions could negatively impact demand for our products.

Risk Factors

Political, economic, social and regulatory risks

Political, economic and social conditions in the countries in which we have operations or projects, or in which we do business, could adversely impact our business, financial condition results of operations and the trading price of our securities.

Political, economic and social conditions in the countries in which we have operations or projects, or in which we do business, may negatively affect our financial performance. Our business, financial position and results of operations may be affected by the general conditions of the Peruvian, Brazilian and other national political conditions, economies, economic recessions, price instability, exchange rate volatility, inflation, interest rates, and domestic regulatory and taxation policies. There can be no assurance that the countries in which we operate or do business will not face political, economic or social problems in the future or that these problems will not increase the volatility of the price of securities of issuers with operations in those countries, like us, or interfere with our ability to operate and service our indebtedness. For additional information, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations.”

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

Recent and potential changes in commercial and mining laws, including trends like resource nationalism, may significantly impact our mining operations.

Changes to the Brazilian and Peruvian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties and tax-related expenses, among others. Any changes in the interpretation of Brazilian or Peruvian mining laws and regulations, including changes to our concession agreement and changes in commercial rules and protections, may increase our compliance, operational or other costs. In December 2022, a new tax on mining operations was approved in the state of Mato Grosso, where the Aripuanã project is located. The Brazilian Supreme Court declared the tax unconstitutional, however in December 2023, a new tax replacing the previous tax was approved by the state of Mato Grosso.

In addition, there is a risk that resource nationalism in Brazil or Peru may result in operational limitations, local content requirements, and even expropriations and nationalizations. For additional information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Mining rights and regulation of mining activities.”

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

Risk Factors

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

Changes in tax laws, and any related tax agreements we have entered into or may enter into with local governments, may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.

The Brazilian, Peruvian and Luxembourg governments from time to time implement changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, or changes to former precedents on tax decisions by authorities or courts, may result in increases to our overall tax burden, which would negatively affect our profitability. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings. In the event an interpretation different than the one on which we based our transactions prevails, we may be adversely affected.

In addition, as a result of the VAT tax benefit adopted by Minas Gerais State on the commercialization of several products, including metallic zinc, there has been increased scrutiny by the tax authorities of companies incorporated in this State. For more information about the VAT tax benefit, see “Information on the Company—Regulatory Matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.” See also “Additional Information—Legal Proceedings” for information about the investigation by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais relating to the VAT-related practices of certain of Nexa’s former customers, as well as Nexa’s relationship with such former customers.

Risk Factors

On January 1, 2024, new transfer pricing regulations came into effect in Brazil, which adopted an arm’s length principle to transfer pricing similar to that of the Organization for Economic Co-operation and Development (OECD). Additionally, a substantial VAT tax reform for indirect and consumption taxes that eliminates existing federal, state and municipal indirect taxes and creates three classes of taxes was approved in Brazil in December 2023 and will begin as of 2026. The reform’s goals are simplification, competitiveness and uniformization of legislation, and a long and gradual transition period is expected from 2026 to 2033. The Company is currently assessing the impacts of the reform on its operations and there can be no assurance that these new regulations will not increase taxes for Nexa.

Additionally, the OECD’s Pillar Two tax reform, which establishes a global minimum effective tax rate of 15%, became effective in Luxembourg on January 1, 2024. See “Taxation—Luxembourg tax considerations” for more information about this tax regime and its potential impact on Nexa. Peru and Brazil have not yet enacted the Pillar Two legislation, however adopting this regime in either country could have a potential impact on our business, financial position and results of operations.

Further, we are engaged in ongoing tax-related matters with the Peruvian tax authorities (“SUNAT”) related to the stability agreement of Cerro Lindo’s operations. The Peruvian tax authority issued unfavorable tax decisions against the Company for the years-ended December 31, 2014, 2015, 2016 and 2017. As of the date of this annual report, SUNAT is now auditing the years-ended December 31, 2018 and 2019. Discussions with SUNAT are expected to evolve in 2024, including potential audits of the years-ended December 31, 2020 and 2021, which is the last fiscal year covered by the stability agreement. The Company continues to conclude that there are legal grounds to obtain a favorable outcome in these matters, however, the Company may have to pay the disputed amounts under discussion to continue the legal process either in the judicial or international arbitration levels which may impact Nexa’s results, cash flow and liquidity. For more information, see “Additional Information—Legal Proceedings” and Note 11(d) to our consolidated financial statements.

The Brazilian, Peruvian or Luxembourg governments may implement additional changes to tax regulations in the future, which could adversely affect our business, financial position, and results of operations.

Our business, financial position and results of operations may be adversely affected by inflation.

Certain countries in which we operate are still experiencing or have experienced high levels of inflation in the past and may continue to experience high levels of inflation in the future, which may impact the cost of operation and domestic demand for our products. Inflationary pressures somewhat decreased globally during 2023 compared to 2022 and may moderate further in 2024, but still remain at high levels. This has impacted our operating margins and may impact our ability to access international financial markets. Further, government policies may be implemented that could materially adversely affect the overall performance of the national economy of the countries in which we operate, which in turn may materially adversely affect Nexa. Furthermore, as we follow international market prices, we may not be able to adjust the prices we charge our customers to offset potential effects of inflation on our cost structure. In addition, although the functional currency for our Peruvian operations is the U.S. dollar, high rates of inflation could increase our operating costs and may further adversely impact our operating margins if we are not able to pass the increased costs on to consumers.

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

Disputes with communities where we operate may arise from time to time. In some instances, our operations and mineral reserves are located on or near lands owned or used by indigenous people or other groups of stakeholders. Some of our mining and other operations are in territories where title may be subject to disputes or uncertainties, or in areas claimed for agriculture or land reform purposes, which may lead to disagreements with organized social movements, local communities and the government. Further social or political changes, particularly in Peru and Brazil, may lead to a potential increase in these claims. We may be required to consult and negotiate with these groups as part of the process to obtain licenses required to operate, to mitigate impact on our operations or to obtain access to their lands. Disagreements or disputes with local groups, including indigenous groups, organized social movements and local communities could cause delays or interruptions to our operations, adversely affect our reputation or otherwise hamper our ability to develop our reserves and conduct our operations. Protesters have taken actions to disrupt our operations and projects, and they may continue to do so in the future, which may harm our operations and could adversely affect our business. In recent years, Peru has experienced protests against mining projects in several regions. On several occasions, local communities have opposed these operations and accused them of polluting the environment and hurting agricultural and other traditional economic activities. For example, production at the Atacocha mine was temporarily suspended in January and June 2023, as well as in February 2024, due to blockades by local communities. For additional information, see “Mining Operations—Atacocha—Operations and infrastructure” Social demands and conflicts could have a material adverse effect on our business and results of operations and the economy in general of the countries in which we operate.

Differing interpretations of agency regulations or court rulings and the application of such laws and regulations could result in unintended non-compliance and may have a material effect on our business, results of operations, and financial position.

The courts in some of the jurisdictions in which we operate may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, there may be limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, joint ventures, licenses, license applications or other legal arrangements. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications, tax agreements, or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our business and results of operations. Finally, certain interpretations of regulations and laws may lead to increasing governmental fines and sanctions, even for non-material violations of these rules and regulations. If Nexa is deemed to be in violation of agency regulations or court rulings, and is required to make payments in connection with the alleged violations, this may have a material impact on our business, results of operations and financial position.

Regulation of other activities.

We are subject to mining and environmental regulation related to, among other activities, the use of explosives, fuel storage, controlled substances, discharges, telecommunications, archeological remains and energy concessions. We are also subject to more general legislation on data privacy, labor, occupational health and safety, and peasant and indigenous communities, among others, that may adversely affect our business. See “Information on the Company—Regulatory matters—Brazilian regulatory framework” and “Information on the Company—Regulatory matters—Peruvian regulatory framework.

Risk Factors

Risks relating to our corporate structure

VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.

As of March 27, 2024, VSA owns 64.68% of our issued and outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors, the allocation of profits, the appointment of external auditors and the approval of mergers, acquisitions or other extraordinary transactions. VSA may also have interests that differ from our other investors and may vote in a way with which our other shareholders disagree, and which may be adverse to the interests of our other investors. Additionally, we may experience a lack of trading liquidity associated with VSA’s control over us.

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

Our ability to pay dividends or other distributions and repurchase shares is subject to several factors and conditions.

The determination to pay dividends and the payment of dividends or other distributions (including reimbursements of share premium) will be subject to the approval of our Board of directors and/or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as restrictions imposed by applicable law and contractual restrictions (although as of the date of this annual report there are no contractual restrictions on our ability to pay dividends or other distributions to our shareholders), LME metal prices and other factors our Board of directors may deem relevant at the time. Luxembourg law also imposes certain requirements regarding distributions. For additional information, see “Share ownership and trading—Distributions.”

Risk Factors

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares, we generally cause our operating subsidiaries, including subsidiaries that are not wholly-owned by Nexa, to make distributions to the parent company in an amount sufficient to fund any such dividends or distributions to Nexa’s shareholders. Although as of December 31, 2023, there are no material contractual restrictions on our subsidiaries’ ability to make distributions, their ability to do so is subject to, among other things, their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

The determination to repurchase shares of our common stock is discretionary. Our ability to repurchase shares will depend on a number of factors, including, but not limited to, metal prices, restrictions imposed by applicable law, contractual restrictions, and other factors our Board of directors may deem relevant at the time. Our decision to repurchase shares could have a negative effect on the Company’s free cash flow and/or the liquidity of our common stock.

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

Our operations are large-scale, modern, mechanized underground and open pit mines. Our mines are proximately located to one another, which creates efficiencies. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 40 largest zinc-producing mines in the world and, combined with our other mining operations, placed us among the top five producers of mined zinc globally in 2023, according to Wood Mackenzie. In addition to zinc, which accounted for 54.5% of our mined metal production in 2023 measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and gold as by-products, which reduce our overall costs to produce mined zinc.

We also own a zinc smelter in Peru (Cajamarquilla) and two zinc smelters in Brazil (Três Marias and Juiz de Fora), which produce metallic zinc, zinc oxide and several by-products. We were the fifth largest producer of refined zinc globally in 2023, according to Wood Mackenzie. Our smelters are the only units in Latin America (excluding Mexico), resulting in benefits from higher premiums. Cajamarquilla is the only operating zinc smelter in Peru and was the fifth largest globally in 2023 by production volume, according to Wood Mackenzie. Peru is the second largest producer of mined zinc in the world, assuring long-term supply of zinc concentrates to Cajamarquilla. Given our proximity to concentrate producers (our own mines and third-party producers), we also benefit from freight parity.

In 2023, we achieved our guidance despite a challenging global macroeconomic environment and Aripuanã, whose production was behind our initial plan. The persistence of high inflation and high interest rates, ongoing global conflicts, including the Russia-Ukraine war and the conflict in the Middle East, and uncertainties about the performance of key sectors of the Chinese economy, significantly increased commodity price volatility, contributing to a slowdown in global growth, and intensifying inflationary pressures throughout the year. Production of our existing mines were at the high end, or above guidance range, and metal sales were in the middle of the guidance range, while mining and smelting cash costs were slightly above and in line with our guidance, respectively.

Mining production increased in 2023 as compared to 2022, this increase in the mining segment was mainly explained by better performance in the El Porvenir, Vazante, Morro Agudo and Aripuanã mines largely due to higher treated ore, despite lower production in the Atacocha and Cerro Lindo mines. Production in the smelting segment decreased from 2022, due to operational instabilities across our smelters as well as a slowdown in domestic demand.

In January 2023, protest activities by the Machcan community temporarily suspended operations at the Atacocha San Gerardo open pit mine for approximately one week. In June 2023, protest activities by the Machcan community again blocked access to the Atacocha San Gerardo open pit mine, temporarily suspending production for approximately one month. Finally, in February 2024 protests by the Joraoniyoc community temporarily suspended production at the Atacocha San Gerardo open pit mine for approximately three days. During the protests, mining activities were limited to critical operations with a minimal workforce to ensure appropriate maintenance, safety, and security. Even though production was temporally suspended during these periods, we were able to operate at high levels of capacity utilization rates throughout the year.

In March 2023, production at the Cerro Lindo mine was suspended for approximately two weeks due to unusually heavy rainfall levels and overflowing rivers caused by Cyclone Yaku, which affected the region, and other parts of the country. Nonetheless, following the successful underground mine dewatering process, operations resumed at full capacity in April 2023.

In 2023, zinc production increased by 12.4% compared to 2022, mainly due to the increase in production at Aripuanã and Vazante. Our mining operations produced 333.2 thousand tonnes of zinc contained in concentrates, 33.4 thousand tonnes of copper contained in concentrates, 65.2 thousand tonnes of lead contained in concentrates, 10,300.7 thousand ounces of silver and 27.6 thousand ounces of gold, for a total of 611.1 thousand tonnes of metal on a zinc equivalent basis.

Business Overview

Total production (zinc metal + oxide) in 2023 decreased 3.2% compared to 2022. Our smelters produced 587.5 thousand tonnes of zinc metal and oxide available for sale in different formats and sizes during 2023, along with by-products, including sulfuric acid, silver concentrate, copper cement and copper sulfate.

Our smelters process mostly zinc concentrate, 47.9% of which was sourced from our mines during 2023, and 52.1% purchased from third parties or obtained as secondary raw material (excluding oxide). Approximately 94.5% of the total volume of the contained zinc in concentrates produced by our mines was processed by our own smelters in 2023, with the remainder and all our copper and lead concentrates sold to third parties. We market our products in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil and Peru. We also own energy assets (hydroelectric power plants) in both Brazil and Peru, which provide access to a reliable and competitive power supply.

The Aripuanã ramp-up activities started in July 2022. In January and February 2023, the plant operated at approximately 57% of nameplate capacity. However, in March 2023, we decided to temporarily halt operations at the plant to clear some bottlenecks, related primarily to pumping and piping systems, and to improve the drainage configuration that presented some limitations after the rainy season, which occurred from December 2022 to March 2023. At the beginning of 3Q23, the plant performance was averaging 75% of nameplate capacity. We then observed design limitations in the capacity of the flotation pumping system, identified during the detection of bottlenecks in March 2023, which required resizing and upgrade along with certain plant processing facilities and systems, as well as the clean-up and upgrading of water treatment facilities. As a result, we reduced plant throughput and the plant performed at an average of 56% in 3Q23. Despite the reduction, we continue to prioritize metal recovery and concentrate quality and grades, aiming to achieve a stable operation. With this revised plan, we achieved an average of 61% capacity utilization level in 4Q23 and expect to reach nameplate capacity in mid-2024.

In 2023, Nexa continued to demonstrate its commitment to ESG as well as its commitment to promoting safe and inclusive workplaces. For example, in April 2023, we committed to reducing CO2 emissions by using natural gas to replace diesel fuel in transport vehicles at mining sites in Peru. We also obtained authorization from the Regional Superintendence for the Environment of the State of Minas Gerais to use biofuel to replace fossil fuels in zinc oxide furnaces at the Três Marias smelter and expand the use of this biofuel to the remaining furnaces at this site over the years. In August 2023, in line with our ESG commitments targeting net-zero greenhouse gas emissions by 2050, we implemented the ON GRID solar system at our Cajamarquilla smelter, providing electric power from solar energy, resulting in a reduced footprint carbon emissions and promoting clean energy production. Further, in October 2023, Nexa announced the successful closing of a US$320 million sustainability-linked revolving credit facility, which replaced Nexa’s 2019 US$300 million revolving credit facility that was set to mature in October 2024. This new revolving credit facility has a term of five years, remains undrawn and amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR. The applicable margin is subject to compliance with carbon reduction key performance indicators, reflecting the Company’s unwavering commitment to reducing its carbon footprint.

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

Corporate structure and principal subsidiaries

Nexa CJM

Currently, Nexa Resources is the beneficial owner of 99.916% of the outstanding shares of Nexa CJM, and the remaining outstanding shares are owned by Nexa Recursos Minerais S.A. with 0.081% and by other minority shareholders holding 0.003% in aggregate.

Nexa Peru

Currently, Nexa Peru’s share capital consists of 1,257,754,353 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in the capital of Nexa nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2023, approximately 67.02% of the investment shares are free float and 32.98% are treasury shares.

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

Nexa Brazil

On May 1, 2023, Nexa Brazil, which is 100% owned by Nexa Resources, merged its wholly-owned subsidiary Mineração Dardanelos Ltda., which owns 100% of the Aripuanã Mine, into itself.

Business Overview

Producing mines and smelters

Our mines are:

•	Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly-owned by Nexa Peru, which is 83.48% directly and indirectly owned by Nexa Resources. Operations began in 2007 and, in 2023, the Cerro Lindo mine produced approximately 78.2 thousand tonnes of zinc contained in concentrates, 28.6 thousand tonnes of copper contained in concentrates, 13.0 thousand tonnes of lead contained in concentrates, 3,541.0 thousand ounces of silver contained in concentrates and 3.4 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 21.0 thousand tonnes of ore per day.
•	Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources. Operations began in 1969 and, in 2023, the Vazante mine produced approximately 145.7 thousand tonnes of zinc contained in concentrates, 1.4 thousand tonnes of lead contained in concentrates and 575.6 thousand ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 5.0 thousand tonnes of ore per day.
•	El Porvenir. Our El Porvenir mine is an underground mine located in Peru (part of the Cerro Pasco Complex) wholly-owned by Nexa Resources El Porvenir S.A.C., which is 83.48% directly and indirectly owned by Nexa Resources. Operations began in 1949 and, in 2023, the El Porvenir mine produced approximately 55.8 thousand tonnes of zinc contained in concentrates, 0.4 thousand tonnes of copper contained in concentrates, 24.9 thousand tonnes of lead contained in concentrates, 4,270.5 thousand ounces of silver contained in concentrates and 8.7 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.5 thousand tonnes of ore per day.
•	Atacocha. Our Atacocha mine is an underground and open pit mine located in Peru (part of the Cerro Pasco Complex) wholly-owned by Nexa Resources Atacocha S.A.A. (formerly Compañía Minera Atacocha), which is 75.96% directly and indirectly owned by Nexa Resources. Operations began in 1938 and, in 2023, the Atacocha mine produced approximately 8.2 thousand tonnes of zinc contained in concentrates, 11.1 thousand tonnes of lead contained in concentrates, 1,399.7 thousand ounces of silver contained in concentrates and 7.6 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.4 thousand tonnes of ore per day. In 2020, the mine was placed under a mandatory temporary suspension period in response to COVID-19. Due to the effects of COVID-19, the uncertain macroeconomic scenario and our efforts to reduce costs and improve operational efficiency, we decided not to resume the Atacocha underground mine after the mandatory temporary suspension of our operations in Peru and we placed it under care and maintenance, which it remains to date.
•	Aripuanã. Our Aripuanã mine is an underground mine located in Brazil wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources. Ramp-up activities at the Aripuanã mine began in July 2022, and the mine is currently in the ramp-up phase as of the date of this annual report. In 2023, the Aripuanã mine produced approximately 22.1 thousand tonnes of zinc contained in concentrates, 4.4 thousand tonnes of copper contained in concentrates, 6.3 thousand tonnes of lead contained in concentrates, 513.9 thousand ounces of silver contained in concentrates and 8.0 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.3 thousand tonnes of ore per day.
•	Morro Agudo. Our Morro Agudo mine is an underground mine located in Brazil wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources. Operations began in 1988 and, in 2023, the Morro Agudo mine produced approximately 23.2 thousand tonnes of zinc contained in concentrates and 8.3 thousand tonnes of lead contained in concentrates. The ore mill feed material is treated at a concentrate plant that has a processing capacity of 3.4 thousand tonnes per day. On March 19, 2024, Nexa announced the suspension of its mining operations in the Morro Agudo Complex effective May 1, 2024 until further notice. The suspension is part of Nexa’s portfolio optimization process to improve free cash flow in line with the Company’s disciplined capital allocation framework, along with its long-term strategy to maximize value for the Company and its shareholders.

Business Overview

Our smelters are:

•	Cajamarquilla. Our Cajamarquilla smelter, which is wholly-owned by Nexa CJM, which is 99.997% directly and indirectly owned by Nexa Resources, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America and was the fifth largest zinc smelter in the world in 2023, according to Wood Mackenzie. Cajamarquilla uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 344.4 thousand tonnes of contained zinc per year, Cajamarquilla produced 323.1 thousand tonnes of zinc metal available for sales in 2023 and 332.8 thousand tonnes in 2022. In 2023, 27.2% of the zinc contained in raw material used by Cajamarquilla was sourced from our mines in Peru and 72.8% was purchased from third parties or obtained from secondary feed materials.
•	Três Marias. Our Três Marias smelter, which is wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate from our Morro Agudo and Aripuanã mines and uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 192.2 thousand tonnes of refined metal per year, Três Marias produced 182.3 thousand tonnes of zinc metal and oxide in 2023 and 189.9 thousand tonnes in 2022. In 2023, 87.3% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 12.7% was purchased from third parties or obtained from secondary feed materials.
•	Juiz de Fora. Our Juiz de Fora smelter, which is wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources, is located in Brazil and began operating in 1980. This smelter uses Roast-Leach-Electrowinning and Waelz Furnace technologies. With a nominal production capacity of 96.9 thousand tonnes per year, Juiz de Fora produced 82.1 thousand tonnes of zinc metal in 2023 and 84.2 thousand tonnes in 2022. In 2023, 41.7% the zinc raw material used in Juiz de Fora was zinc concentrate sourced from our mining operations, 41.8% was purchased from third parties and 16.5% was obtained from secondary feed materials from electric arc furnace (“EAF”) and brass oxide.

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

The evolution of a greenfield project until it reaches full/normal capacity can take decades. The steps that a project typically follows to reach full/normal capacity are: exploration (for mining projects), pre-feasibility, feasibility study, construction/execution, commissioning, ramp-up, and full/normal capacity. Aripuanã is the only greenfield project that Nexa has built in recent decades and was in the ramp-up stage throughout the entirety of 2023. We expect to reach nameplate capacity in mid-2024.

Business Overview

In addition to our operating mines and smelters, we have interests in three greenfield projects in Peru (Magistral, Hilarión and Florida Canyon Zinc) and one in Namibia, as well as a number of prospects in Peru, Brazil and Namibia. For more information about the projects, please see “Information on the Company—Mining operations—Growth projects.” Nexa also owns 18.2% of the issued and outstanding shares of Tinka Resources Limited, which in turn owns 100% of the Ayawilca zinc-silver development project located 40 kilometers northwest of Cerro de Pasco in Central Peru.

Mining Operations

Mining operations

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Mining Operations

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production in each metal and zinc equivalent production in each of our operating mines.

To calculate the zinc equivalent production for the years ended December 31, 2023, 2022, and 2021, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2023, namely, US$2,649.04 per tonne (US$1.20 per pound) for zinc, US$8,483.40 per tonne (US$3.85 per pound) for copper, US$2,137.18 per tonne (US$0.97 per pound) for lead, US$23.39 per ounce for silver and US$1,942.74 per ounce for gold.

Mining Operations

	For the Year Ended December 31,
	2023	2022	2021
Treated Ore (in tonnes)	13,846,530	12,343,018	12,330,469
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	333,154	296,403	319,950
Copper (in tonnes)	33,385	33,219	29,607
Lead (in tonnes)	65,194	57,448	45,565
Silver (in oz)	10,300,672	9,974,462	8,808,291
Gold (in oz)	27,627	27,216	25,501
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalent)	214,068	241,438	243,069
Vazante (in tonnes of zinc equivalent)	151,911	136,643	146,222
El Porvenir (in tonnes of zinc equivalent)	121,164	114,921	104,283
Atacocha (in tonnes of zinc equivalent)	35,068	38,767	33,382
Aripuanã (in tonnes of zinc equivalent)	51,815	1,676	-
Morro Agudo (in tonnes of zinc equivalent)	37,049	31,218	30,110
Total	611,075	564,663	557,066

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
Average Ore Grade
Zinc (%)	2.89	2.78	2.98
Copper (%)	0.34	0.34	0.31
Lead (%)	0.66	0.62	0.51
Silver (in ounces per tonne)	1.02	1.07	0.95
Gold (in ounces per tonne)	0.005	0.005	0.005

Each mine consists of one mine, one treatment plant and related infrastructure. We summarize below information as of December 31, 2023 for each of our six mines, including Aripuanã. For an overview of our reserves and resources, see “Mineral Reserves and Resources—Disclosure of Mineral Reserves and Resources”, “Mineral Reserves and Resources—Mineral Reserves” and “Mineral Reserves and Resources—Mineral Resources.”

Cerro Lindo

Location and means of access

The Cerro Lindo mine is an underground, polymetallic mine located in the Chavín District, Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. Access from Lima is available via the paved Pan American Highway south to Chincha, and then via an unpaved road up the Topará River valley to the mine site. Internal roadways connect the various mine site components. The approximate coordinates of the mine are 392,780m East and 8,554,165m North, using the Universal Transverse Mercator WGS84 datum and the mine site is located at an average elevation of 2,000 meters above sea level.

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

Mining Operations

Title, leases and options

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions totaling approximately 43,827.8 hectares and one beneficiation concession, covering an area of 518.8 hectares.

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

Cerro Lindo is currently subject to payment of royalties. The tax stability agreement expired on December 31, 2021, and the historical applicability thereof is subject to certain disputes with tax authorities. For more information, see “Additional Information—Legal Proceedings—Other legal proceedings.” As of January 2022, Nexa Peru is required to pay royalties and special mining tax to the Peruvian government. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework.” As of December 31, 2023, Nexa Peru had a total of six water licenses, one for use of seawater, and the remaining five for ground water extraction.

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

In 2023, mineral exploration in Cerro Lindo focused on extensions of known ore bodies to the southeast of Cerro Lindo and on the Pucasalla target, as well as starting drilling tests at the Patahuasi Millay target, located 500 meters to the northwest of Cerro Lindo mine. Underground activities in 2023 included drilling at OB-8 and OB-9 to extend the known mineralized bodies near the mine, at geophysical anomaly zones in Patahuasi Millay, as well as Pucasalla to find new mineralized zones through surface drilling.

During 2023, we completed approximately 27.5 km of diamond drilling in 29 drill holes, divided between surface and underground exploration drillings. By the end of 2023, the drill holes from surface in Pucasalla target and its extensions confirmed evidence of sulfide mineralization with lens of sphalerite, galena and chalcopyrite in a dacite host rock with gangue of barite. In underground, the focus was to confirm the continuity of the mineralization in orebody OB-8 and OB-9.

During 2024, we expect to complete a total of 23.1 km of exploratory drilling. Our goals are to continue the exploratory drilling program to identify new mineralized zones supported by new access and platforms construction in Patahuasi Millay, Pucasalla and extensions, and continue extending the known orebodies such as OB-8 and OB-9.

In 2023, we spent US$6.8 million in exploration expenses for Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis and geological research works. We have budgeted US$7.8 million for 2024 to continue our exploration program, as data interpretations, geochemistry, geophysical and exploratory drilling campaign.

Mining Operations

Operations and infrastructure

The Cerro Lindo mine is substantially mechanized, using rubber-tired equipment for all development and production operations. There is no shaft; all access is through 15 portals servicing adits, drifts and declines. Ore is extracted from nine separate ore bodies and delivered to the process plant via a series of conveyors. All ore is commingled during transport to the concentrator stockpile; ore from different ore bodies is not segregated.

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

In 2023, we spent US$37.7 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development, equipment replacement and other major infrastructure projects.

In March 2023, production at the Cerro Lindo mine was suspended due to heavy rainfall levels and overflowing rivers caused by cyclone Yaku, resulting in the partial flooding of some lower levels of the mine. In April 2023, Cerro Lindo resumed operations at full capacity. During the temporary suspension, Nexa remained focused on the security and reparation of the mine and took all measures to ensure the safety and well-being of its employees, contractors and host communities. The temporary suspension of the mine resulted in lower production in 2023 compared to 2022.

Production

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 21,000 tonnes of ore per day. The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity. The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was lower than 2022 primarily as a result of a two-week production suspension in March due to unusual heavy rainfall levels and lower grades.

	For the Year Ended December 31,
	2023	2022	2021
Treatment ore (in tonnes)	5,991,156	6,236,058	6,369,044
Average ore grade
Zinc (%)	1.51	1.55	1.79
Copper (%)	0.57	0.61	0.54
Lead (%)	0.31	0.33	0.28
Silver (ounces per tonne)	0.80	0.89	0.79
Gold (ounces per tonne)	0.002	0.002	0.002
Metal contained in concentrates production
Zinc (in tonnes)	78,209	84,392	102,275
Copper (in tonnes)	28,588	32,758	29,102
Lead (in tonnes)	13,042	15,641	12,849
Silver (in oz)	3,540,975	4,129,736	3,813,731
Gold (in oz)	3,418	4,146	4,829
Cash Cost, net of by-product credits (in US$/t)	(138.6)	(561.4)	(530.1)
Cash Cost, net of by-product credits (in US$/lb)	(0.06)	(0.25)	(0.24)
Non-Expansion Capital Expenditures (in millions of US$)	43.3	42.5	40.5

Mineral Reserves and Mineral Resources

The Cerro Lindo Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Cerro Lindo mine.

Mining Operations

Cerro Lindo – Year End Mineral Reserves as of December 31, 2023 (on an 83.48% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	21.83	1.68	0.61	21.2	0.20	-	367.1	132.6	14,863	44.1	-
Probable	12.52	1.15	0.45	25.2	0.24	-	144.3	56.8	10,154	29.9	-
Total	34.36	1.49	0.55	22.6	0.22	-	511.4	189.4	25,017	74.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	26.15	1.68	0.61	21.2	0.20	-	439.7	158.8	17,803	52.8	-
Probable	15.00	1.15	0.45	25.2	0.24	-	172.9	68.1	12,163	35.9	-
Total	41.15	1.49	0.55	22.6	0.22	-	612.6	226.9	29,966	88.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%
3.	The Qualified Person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of US$40.86/t processed. A number of incremental material (with values between US$32.99/t and US$40.86/t) was included. A minimum mining width of 5.0 m was used, inclusive of extraction factors and dilution are applied based on stope type and location. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions and other sources. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 88.36% for Zn, 85.23% for Cu, 66.53% for Pb, and 68.78% for Ag. The current life of mine (“LOM”) plan continues to 2030.

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on an 83.48% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.21)	(0.9)	(18.8)	(4.9)	(9.3)	(6.5)	(33)	(0.2)	(2.6)	(5.7)	-	-
Probable	(0.03)	(0.2)	(13.2)	(8.4)	(5.5)	(8.8)	16	0.2	0.7	2.5	-	-
Total	(0.23)	(0.7)	(32.0)	(5.9)	(14.8)	(7.2)	(18)	(0.1)	(1.9)	(2.5)	-	-

Mining Operations

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.25)	(0.9)	(22.5)	(4.9)	(11.1)	(6.5)	(40)	(0.2)	(3.2)	(5.7)	-	-
Probable	(0.03)	(0.2)	(15.8)	(8.4)	(6.6)	(8.8)	19	0.2	0.9	2.5	-	-
Total	(0.28)	(0.7)	(38.3)	(5.9)	(17.7)	(7.2)	(21)	(0.1)	(2.3)	(2.5)	-	-

In comparison to 2022, Cerro Lindo’s Mineral Reserves slightly decreased by 0.7% in mass to total 41.2 Mt from 41.4Mt and decreased by 5.9% in zinc content (kt), mainly due to a 5.1% decrease in Mineral Reserves average head grade, as a result of the depletion in higher grade areas, lower grades in areas upgraded from infill drilling and a lower cut-off grade. Mineral Reserve depletion during 2023 represented 6.0Mt containing 90.3kt of zinc.

Cerro Lindo – Year End Mineral Resources as of December 31, 2023 (on an 83.48% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	3.67	1.93	0.65	23.1	0.24	-	70.9	23.9	2,728	8.8	-
Indicated	2.75	1.06	0.47	24.4	0.22	-	29.2	12.9	2,161	6.1	-
Total	6.43	1.56	0.57	23.7	0.23	-	100.1	36.8	4,889	14.9	-
Inferred	7.75	1.54	0.25	32.6	0.42	-	119.3	19.4	8,119	32.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Cerro Lindo – Year End Mineral Resources as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	4.40	1.93	0.65	23.1	0.24	-	84.9	28.6	3,268	10.6	-
Indicated	3.30	1.06	0.47	24.4	0.22	-	35.0	15.5	2,589	7.3	-
Total	7.70	1.56	0.57	23.7	0.23	-	119.9	44.1	5,857	17.9	-
Inferred	9.28	1.54	0.25	32.6	0.42	-	142.9	23.2	9,726	39.0	-

Mining Operations

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Cerro Lindo Mineral Resources estimates in the table above were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the Ordinary Krig (“OK”) and Inverse Distance to the cube (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes and used NSR cut-off value of US$40.86/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$4.00/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 88.36% for Zn, 85.23% for Cu, 66.53% for Pb, and 68.78% for Ag.

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on an 83.48% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.82)	(18.2)	(11.7)	(14.2)	(3.9)	(14.1)	(477)	(14.9)	(1.5)	(14.1)	-	-
Indicated	0.06	2.4	(1.7)	(5.4)	(0.3)	(2.0)	(53)	(2.4)	(0.4)	(6.2)	-	-
Total	(0.75)	(10.5)	(13.4)	(11.8)	(4.2)	(10.2)	(530)	(9.8)	(1.9)	(11.1)	-	-
Inferred	0.66	9.3	2.3	2.0	2.4	13.9	(338)	(4.0)	0.7	2.1	-	-

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.98)	(18.2)	(14.1)	(14.2)	(4.8)	(14.4)	(572)	(14.9)	(1.8)	(14.5)	-	-
Indicated	0.08	2.5	(2.0)	(5.4)	(0.3)	(1.9)	(61)	(2.3)	(0.4)	(5.2)	-	-
Total	(0.90)	(10.5)	(16.1)	(11.8)	(5.1)	(10.4)	(633)	(9.8)	(2.2)	(10.9)	-	-
Inferred	0.79	9.3	2.8	2.0	2.8	13.7	(401)	(4.0)	0.8	2.1	-	-

In comparison to 2022, Cerro Lindo’s Measured and Indicated Mineral Resources decreased by 10.5% in mass and by 11.8% in zinc content (kt), mainly due to the conversion to Mineral Reserves. In comparison to 2022, Cerro Lindo’s Inferred Mineral Resources increased by 9.3% in mass and by 2.0% in zinc content (kt), due to infill and brownfield drilling.

Mining Operations

For additional information, see the Technical Report Summary on Cerro Lindo, filed as Exhibit 15.1 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2020, as filed on November 4, 2021.

Vazante

Location and means of access

The Vazante mine is an underground and open pit, polymetallic mine located about 8.5 km from the municipality of Vazante, in the state of Minas Gerais, Brazil. The approximate coordinates of the mine are 17 57’ 33” S and a longitude of approximately 46° 49’ 42” W, within Zone 23S of the Universal Transverse Mercator coordinate system (Corrego Alegre Datum) at approximately 306,000m E and 8,016,000m N and the mine area has elevations ranging from 690 to 970 meters above sea level. Access from Brasilia is via federal highway BR-040 toward Paracatu. Internal roadways connect the various mine-site components. Concentrates are trucked about 250 km to the Três Marias smelter. The closest commercial airport is located in Brasilia. The Vazante municipal airport for light aircraft is adjacent to the mine site.

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

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante mine. Mineral concessions are divided into core tenements, where the known mineral deposits are located and where we have active mining operations and the surrounding exploration concessions. Nexa Brazil holds two mining concession applications, two mining concessions, and one group of mining concessions in the core area with a total area of 2,174.5 hectares. The group of mining concessions comprises six mining concessions, totaling an area of 819.5 hectares. The Mineral Reserves and Resources are located within the limits of two mining concession application and seven mining concessions with a total area of 1,864.6 hectares, which host the active mining operations. One mining concession (tenement # 14,840/1967), which is part of the group of mining concessions, has the potential to host zinc and lead mineralization, however it does not yet have associated mineral reserves and resources.

Nearby the main area, Nexa Brazil also holds three exploration applications totaling 1,140.6 hectares, 36 exploration authorizations totaling 25,647.1 hectares, one right to apply for mining concession totaling 344.5 hectares, one mining concession application totaling 190.0 hectares and one mining concession totaling 52.5 hectares, in addition to the core tenements.

Nexa Brazil holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Two easements have been granted in support of the mining activities. Sufficient suitable land is available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

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

Mining Operations

Mineralization

The Vazante and Extremo Norte zinc deposits are epigenetic zinc silicate deposits, and Vazante is one of the largest deposits of its type worldwide. Mineralization exists within a sequence of pelitic carbonate rocks belonging to the Serra do Poço Verde formation of the Vazante group. The major structural control is the Vazante fault.

Mineral exploration activities in 2023 were focused on expanding the mineralization of known ore bodies, such as Extremo Norte and Sucuri Norte, and identifying the continuity of mineralized bodies along the Vazante hydrothermal breccia. We are conducting ongoing tests to explore extensions of known mineralization, intensifying drilling in areas near mine where minimal data is currently available, and identifying other areas where mineralization may be present.

In 2023, we completed approximately 7.3 km of diamond drilling, divided between exploratory (1.3 km) and extension drilling (6.0 km). The focus of the near mine extension drilling was on the extension of the Vazante mine ore bodies, exploring the target Extremo Norte and Sucuri Norte, which confirmed the mineralized system and opened lateral and depth continuity. In addition, the mineral exploration team continues to seek to identify new prospective areas, such as Vazante Sul, which confirmed the presence of mineralized breccia more than 10 km from Vazante mine.

In 2024, Nexa intends to continue extending the near mine orebodies such as Sucuri and Sucuri Norte, and to convert inferred resources into indicated resources in the BDMG area, which was acquired in 2022.

In 2023, we spent US$3.5 million on the Cerro Lindo brownfield program for life of mine extension, including drilling program and geological activities. In 2023, we drilled 12 exploration drill holes, totaling 7.3 km. We have budgeted US$4.7 million for the mine during 2024 and we expect to drill 12.4 km.

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

The power supply to the Vazante operation is provided by one independent 138 kV transmission line that feeds the site and that can provide up to 55 MW. There are two 30/40 MVA and one 18/23 MVA transformers in the surface substation at the Vazante Operation and power is distributed to other areas of the mine at 13.8 kV and 440 V via secondary transformers to power mine equipment. The power demand by 2026 is expected to reach approximately 55 MW as dewatering demands continue to grow. There are two 700 kVA diesel generators on site to provide backup power to pump water out of the mine in case of main line interruption.

In 2023, we spent US$28.0 million on sustaining capital expenditures for this property, primarily associated with mine development, ramp deepening in the “Extremo Norte”, equipment replacement and other major infrastructure. In addition, we invested US$2.5 million in capital expenditures related to the Vazante mine deepening, focusing on expansion. For more information, see “Information on the Company—Mining Operations—Growth Projects—Vazante mine deepening project.”

Mining Operations

Production

The Vazante mine is in the production stage and has a treatment plant with a nominal design processing capacity of approximately 5,000 tonnes of ore per day. The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than 2022 due to higher treated ore volumes and higher zinc grades.

	For the Year Ended December 31,
	2023	2022	2021
Treatment ore (in tonnes)	1,633,357	1,524,637	1,630,690
Average ore grade
Zinc (%)	10.19	9.97	9.98
Lead (%)	0.33	0.33	0.35
Silver (ounces per tonne)	0.67	0.63	0.67
Metal contained in concentrate production
Zinc (in tonnes)	145,662	131,527	140,500
Lead (in tonnes)	1,449	1,160	1,616
Silver (in oz)	575,636	473,578	500,549
Cash cost, net of by-product credits (in US$/t)	1,343.5	1,227.5	900.2
Cash cost, net of by-product credits (in US$/lb)	0.61	0.56	0.41
Non-Expansion Capital Expenditures (in millions of US$)	29.1	41.9	42.0

Mineral Reserves and Mineral Resources

The Vazante Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Vazante mine and Vazante Aroeira Tailings.

Vazante – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	5.49	9.84	-	17.1	0.23	-	539.8	-	3,023	12.5	-
Probable	7.96	8.00	-	9.9	0.21	-	636.7	-	2,521	16.6	-
Total	13.44	8.75	-	12.8	0.22	-	1,176.6	-	5,544	29.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100%.
3.	The Qualified Person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.
6.	Mineral Reserves presented in this table include Mineral Reserves from Vazante mine and Vazante Aroeira Tailings.

The Vazante Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante mine and Vazante Aroeira tailings, as well as operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment and refining costs, as well as mine operating costs. The Vazante mine Mineral Reserves are estimated at a NSR cut-off value of US$66.31/t processed. A minimum mining width of 4.0 m. Recoveries for the Vazante mine at average head grades are 87.19% for Zn, 23.93% for Pb, and 42.00% for Ag. The Vazante Aroeira Tailings Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante Aroeira tailings, as well as operational level tailings storage facility (“TSF”) reclaiming plan and budgeting. The Vazante Aroeira Tailings Mineral Reserves are estimated at a NSR cut-off value of US$25.44/t processed. A minimum mining unit of 10m x 10m x 2m was applied. Recoveries for Vazante Aroeira Tailings at average head grades are 67.86% for Zn, 40.74% for Pb, and 42.00% for Ag. Metallurgical recoveries are

Mining Operations

accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Long-term metal prices used for Mineral Reserves are based on consensus and long-term forecasts from banks, financial institutions and other sources. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. The current LOM plan, based in our current reserves, continues to 2031.

Vazante – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(1.33)	(19.6)	(140.8)	(20.7)	-	-	(926)	(23.4)	(8.0)	(39.0)	-	-
Probable	1.28	19.1	15.5	2.5	-	-	(148)	(5.6)	1.2	7.6	-	-
Total	(0.06)	(0.4)	(125.2)	(9.6)	-	-	(1,074)	(16.2)	(6.8)	(19.0)	-	-

In comparison to 2022, Vazante’s Mineral Reserves decreased by 0.4% in mass and by 9.6% in zinc content (kt), mainly due to geotechnical restrictions in a high-grade area (Lumiadeira). The decrease in mass was lower than the decrease in zinc content due to the conversion of 2.1Mt from Indicated Mineral Resources to Proven Mineral Reserves from the Vazante Aroeira Tailings. Mineral Reserve depletion during 2023 accounted for 1.7Mt containing 184.3kt of zinc.

Vazante – Year End Mineral Resources as of December 31, 2023 (on an 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.48	8.40	-	12.4	0.25	-	40.3	-	191	1.2	-
Indicated	1.40	9.64	-	4.0	0.08	-	135.0	-	182	1.1	-
Total	1.88	9.32	-	6.2	0.12	-	175.3	-	373	2.3	-
Inferred	13.43	9.97	-	12.6	0.22	-	1,338.8	-	5,456	29.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.
7.	Mineral Resources presented in this table include Mineral Resources from the Vazante mine and Vazante Aroeira Tailings.

The Vazante Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. The Mineral Resources at Vazante comprise three styles of mineralization. The first style of mineralization is represented by the hypogene (Willemite) mineralized zones that are found in the underground portions of the Vazante and Extremo Norte deposits. The second style of mineralization is represented by the supergene (Calamine) mineralized zones found in the Cava 3A, Matas dos Paulistas, and Braquiara areas of the Extremo Norte and Vazante deposits. This supergene (Calamine) mineralization is referred to at the Vazante Operation as calamine mineralization and comprises a mixture of smithsonite and hemimorphite minerals. The third type of mineralization comprises tailings that are contained within the Aroeira TSF. The material found in the Aroeira tailings comprise a mixture of hypogene (willemite) and supergene (calamine) minerals. Mineral Resources estimates for the underground hypogene (willemite) mineralization are prepared within reporting panels using the native functions and workflows available through the DSO software package considering spatial continuity, a minimum width of 3.0 m and a NSR cut-off value of US$66.31/t for Hypogene Mineralization (Willemite). The Mineral Resources estimates for the supergene (calamine) mineralization are prepared using an open pit shell that considers appropriate metal prices, mining costs, metallurgical recoveries and geotechnical considerations with NSR cut-off value of US$23.13/t for soil and US$28.38/t for fresh rock and transition material. The Mineral Resources estimates for the tailings at Vazante are reported considering the material with an NSR value of greater than US$29.40/t which lies above the original topographic surface. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average: hypogene head grades are 87.19% for Zn, 23.93% for Pb, and 42.00% for Ag, supergene (calamine) is 55.00% for Zn, and tailings are 67.86% for Zn, 40.74% for Pb, and 42.00% for Ag.

Mining Operations

Vazante – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on an 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.15)	(23.8)	(12.1)	(23.1)	-	-	(109)	(36.3)	(0.3)	(20.0)	-	-
Indicated	(2.50)	(64.1)	(98.0)	(42.1)	-	-	(676)	(78.8)	(6.5)	(85.5)	-	-
Total	(2.65)	(58.5)	(110.1)	(38.6)	-	-	(785)	(67.8)	(6.8)	(74.7)	-	-
Inferred	(1.72)	(11.4)	(104.3)	(7.2)	-	-	(728)	(11.8)	(0.1)	(0.3)	-	-

In comparison to 2022, Vazante’s Inferred Mineral Resources decreased by 11.4% in mass and decreased by 7.2% in zinc content (kt), mainly due to geotechnical restrictions. In comparison to 2022, Vazante’s Measured and Indicated Mineral Resources decreased by 58.5% in mass and decreased by 38.6% in zinc content (kt), mainly as a result of the conversion to Mineral Reserves at tailings dams.

For additional information, see the Technical Report Summary on Vazante, filed as Exhibit 15.3 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2020, as filed on November 4, 2021.

Cerro Pasco Complex

The Cerro Pasco Complex consists of the El Porvenir underground mine, which produces zinc, copper, lead, silver and gold; the Atacocha San Gerardo open pit mine, producing zinc, lead, silver and gold; and the Atacocha underground mine, which has been suspended since 2020 and remains under care and maintenance due to our efforts to reduce costs and improve our operational efficiency.

The Atacocha and El Porvenir mines are located in Peru, specifically in the province of Pasco, which is a region recognized for its intensive mineral economic activities, where many polymetallic mines have been operating for several decades.

El Porvenir is an underground mine with multiple accesses and a shaft where the mined ore is extracted and where workers and inputs are also transported. There are multiple accesses to the Atacocha underground mine from the surface and the mine is currently connected to the El Porvenir mine through two active tunnels located at 4070 and 3300 levels. These tunnels are used by operators of heavy mine equipment and conventional trucks, as well as for transporting mining crews between the Atacocha surface and the El Porvenir mine.

Currently, production from the Atacocha San Gerardo open pit mine feeds the Atacocha processing plant with a nominal throughput capacity of 4,400 tonnes of ore per day, while production from the El Porvenir underground mine feeds the El Porvenir processing plant with a nominal throughput capacity of 6,500 tonnes of ore per day. The Atacocha processing plant is expected to be decommissioned by 2027, when the Atacocha San Gerardo pit reaches the end of its mine life based on our current depletion schedule.

Mining Operations

Integration Project

The Cerro Pasco Complex integration project (“Integration Project”) involves the continued integration of the El Porvenir and Atacocha underground mines. The Cerro Pasco Complex is a material property for the purposes of S-K 1300 comprising the two mines, El Porvenir and Atacocha. The Integration Project is intended to continue to capture synergies between the two mining operations, as a result of their proximity and operational similarities, with ore from both the underground mines being processed at the El Porvenir processing plant. The goal of the Integration Project is to achieve cost and investment savings, thereby reducing the environmental footprint and extending the combined life of mine of the two mines.

The Integration Project has been developed over the past few years. The first stage involved the administrative integration of both mines, completed in 2014. The second stage, completed in 2015, involved the integration of the tailings disposal system, which allowed the Atacocha plant to send its tailings to the El Porvenir dam in the short-term, thus contributing to the reduction of our environmental footprint. Operations of the integrated tailings disposal system began in 2016. The third stage, completed in 2016, involved the construction of a new 138-kilovolt (“kV”) energy transmission line connecting both mines, replacing the two previous 50 kV transmission lines. The fourth stage, concluded in 2019, involved the development of a 3.5 km tunnel connecting both underground mines, allowing us to initiate exploration programs in the integration zone between the two mines.

In 2021, modernization and debottlenecking studies to assess the mine deepening and the extension of the LOM of El Porvenir were postponed due to Nexa’s capital allocation strategy and the reassessment of the integration with the Atacocha underground mine. In 2022, we advanced the Integration Project with an optimization study to evaluate the increase in capacity of our tailings and El Porvenir shaft, in addition to enhancing the El Porvenir processing plant to potentially increase production and extend the life of mine of both mines.

In 2023, we continued to advance with the technical studies of the Integration Project, aiming to develop a robust organic growth option for Nexa. The technical studies for the Integration Project covered diverse areas, from mine planning to projects to sustain and expand production, such as studies for underground interconnection, shaft upgrade, engineering assessments, and key routes to increase capacity to provide a long-term solution for tailings disposal. A Front-End Loading 3 (“FEL3”) study to increase the El Porvenir hoisting was completed in 1Q23 and a FEL3 tailings pumping system study was also completed in 2Q23.

The Integration Project plan includes, among others areas: (i) the restart and rehabilitation of the Atacocha underground mine; (ii) the development of an approximately 2 km long connection tunnel (Tunnel 2900), which will connect the Atacocha underground mine to the bottom of the El Porvenir (Picasso) shaft, allowing the production from both underground mines to be hoisted and fed at the El Porvenir processing plant; (iii) the expansion of the Picasso shaft capacity to support production and extraction from both underground mines; (iv) the closure of the Atacocha processing plant, with the depletion of Atacocha’s open pit Mineral Reserves in 2027; and (v) the construction of a new tailings pumping and pipeline system, which will allow the tailings from the El Porvenir processing plant to be sent to the Atacocha tailings storage facility, providing for a long-term solution for our tailings disposal and supporting the extension of the mine life of the combined mines. Nexa also continues to advance on other work fronts related to the Integration Project, including to obtain the required environmental studies and permits.

As a result of the advancements in the technical studies in 2023, we increased the overall Mineral Reserves of the El Porvenir and Atacocha mines in the Cerro Pasco Complex. For additional information on the increase of Mineral Reserves, see “Information on the Company—Mining operations—El Porvenir—Mineral Reserves and Mineral Resources” and “Information on the Company— Mining operations—Atacocha—Mineral Reserves and Mineral Resources”.

For further information about our operations, infrastructure, production, and Mineral Reserves and Mineral Resources at the El Porvenir and Atacocha mines, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 of this annual report on Form 20-F. We expect to submit the Integration Project for formal approval by our Sustainability and Capital Projects (“SCP”) committee and our Board of directors in 2024 in order to establish the project’s governance such as: (i) implementation schedule; (ii) organizational chart; (iii) implementation of control routines; (iv) definition of responsibilities for each project component; and (v) cost management implementation.

Mining Operations

El Porvenir

Location and means of access

The El Porvenir mine is an underground, polymetallic mine (located in the Cerro Pasco Complex) in the central Andes mountains region of Peru, specifically in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The approximate coordinates of the mine are 367600m E, 8826850m N, using the Universal Transverse Mercator WGS84 datum, Z18S and the mine site is located at an average elevation of 4,200 meters above sea level. The mine is situated at kilometer 340 of the Carretera Central Highway (Lima—Huánuco route), 13 km from the city of Cerro de Pasco. The mine is located in the Central Cordillera zone, which contains the communities of Parán, Lacsanga and Santo Domingo de Apache.

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. We have been investing in the mine since then and, in 2012, production reached its current capacity of 6,500 tonnes per day. In 2014, we commenced the integration process with the Atacocha mine, as described above in “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.

Title, leases and options

The El Porvenir mine is operated by Nexa Resources El Porvenir S.A.C., a subsidiary of Nexa Peru in which Nexa Peru has directly and indirectly a 100% equity interest.

The El Porvenir mine has a total of 25 concessions covering approximately 4,846.7 hectares, as well as a beneficiation plant, “Acumulacion Aquiles 101”. With respect to the surface property at El Porvenir mine, there is a mining site of 450.8 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

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

Throughout 2023, the exploration program at El Porvenir was focused on drilling in mineralized zones in the Integration target, seeking to evaluate the mineralization continuity in strike and at depth, with the goal of extending the life of mine. In 2023, we drilled 16 drill holes totaling 9.3 km of exploration drilling, which confirmed the Integration target extensions, with emphasis on the intermediate and lower levels of the unit.

In 2024, we will continue to focus our efforts on expanding mineralized zones in the integration area, with the potential to extend existing Mineral Resources. We expect to also drill other satellite targets such as Don Lucho, Veta AM and Porvenir 9.

Mining Operations

We spent approximately US$1.9 million on the El Porvenir brownfield program in 2023, including the drilling program and geological activities. We have budgeted US$1.6 million for 2024 activities, and we expect to drill 5.5 km.

Operations and infrastructure

Most of the exploration is generally conducted simultaneously with underground development, which involves diamond core drilling and channel sampling following underground drifting.

The El Porvenir mine site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities and maintenance buildings for underground and surface equipment. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, hydroelectric power generation, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

The electrical power supply for the mine comes from two sources: connection to the SEIN national power grid by a main substation located near the site, and the Candelaria Hydro, which consists of three turbines connected to the mine through the main substation by a transmission line. All other loads of the mine are fed from the main substation through overhead power lines. These power lines are used to deliver power to various locations to support activities during operation of the mine.

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

In 2023, we spent US$68.7 million on sustaining capital expenditures for this property, primarily associated with mine development, the restoration of tailings dams, equipment replacement and other major infrastructure.

Production

The El Porvenir mine is in the production stage and has a treatment plant capacity of 6,500 tonnes of ore per day. The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than 2022 due to higher treated ore volumes and higher zinc grades.

	For the Year Ended December 31,
	2023	2022	2021
Treatment ore (in tonnes)	2,220,011	2,111,961	2,077,591
Average ore grade
Zinc (%)	2.86	2.80	2.83
Copper (%)	0.16	0.16	0.19
Lead (%)	1.37	1.34	1.08
Silver (ounces per tonne)	2.34	2.46	2.10
Gold (ounces per tonne)	0.011	0.012	0.011
Metal contained in concentrate production
Zinc (in tonnes)	55,825	51,561	51,375
Copper (in tonnes)	355	266	505
Lead (in tonnes)	24,937	23,195	17,700
Silver (in oz)	4,270,463	4,195,649	3,467,227
Gold (in oz)	8,696	9,204	8,725
Cash Cost, net of by-product credits (in US$/t)	630.6	727.7	832.2
Cash Cost, net of by-product credits (in US$/lb)	0.29	0.33	0.38
Non-Expansion Capital Expenditures (in millions of US$)	68.6	36.7	36.5

Mining Operations

Mineral Reserves and Mineral Resources

The El Porvenir Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the El Porvenir mine.

El Porvenir – Year End Mineral Reserves as of December 31, 2023 (on an 83.48% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	3.27	4.09	0.24	75.2	1.29	-	133.8	7.9	7,907	42.0	-
Probable	8.96	4.11	0.22	72.1	1.17	-	368.7	20.0	20,759	104.6	-
Total	12.23	4.11	0.23	72.9	1.20	-	502.5	28.0	28,666	146.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.48% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

El Porvenir – Year End Mineral Reserves as of December 31, 2022 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	3.92	4.09	0.24	75.2	1.29	-	160.3	9.5	9,472	50.3	-
Probable	10.73	4.11	0.22	72.1	1.17	-	441.6	24.0	24,867	125.3	-
Total	14.65	4.11	0.23	72.9	1.20	-	601.9	33.5	34,338	175.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.48%.
3.	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The El Porvenir Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. A minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution. Mineral Reserves were estimated at a NSR cut-off values ranging from US$63.77/t to US$67.04/t for SLS areas and US$65.77/t to US$69.04/t for C&F areas depending on the zone. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 89.21% for Zn, 14.60% for Cu, 80.01% for Pb, and 77.51% for Ag. The current LOM plan continues to 2033. We continued to advance with the technical studies to optimize the integration of El Porvenir and Atacocha underground mines, and as a result of the advancements in the technical studies, we increased the overall Mineral Reserves of the Cerro Pasco Complex. For further information see “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.”

Mining Operations

El Porvenir – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on an 83.48% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.15	54.2	55.3	70.5	3.4	76.2	3,289	71.2	18.4	77.9	-	-
Probable	(1.86)	(17.2)	(19.2)	(4.9)	(0.8)	(4.0)	(2,084)	(9.1)	(10.0)	(8.7)	-	-
Total	(0.71)	(5.5)	36.1	7.8	2.6	10.3	1,205	4.4	8.4	6.1	-	-

El Porvenir – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.38	54.2	66.3	70.5	4.1	76.2	3,940	71.2	22.0	77.9	-	-
Probable	(2.23)	(17.2)	(23.0)	(4.9)	(1.0)	(4.0)	(2,495)	(9.1)	(12.0)	(8.7)	-	-
Total	(0.85)	(5.5)	43.3	7.8	3.1	10.3	1,444	4.4	10.1	6.1	-	-

In comparison to 2022, El Porvenir’s Mineral Reserves decreased by 5.5% in mass, while increased by 7.8% in zinc content (kt). The decrease in mass was mainly due to the increase in NSR cut-off values, while the increase in zinc content was mainly due to higher grades as a result of block model improvements as well as additions from infill drilling. Mineral Reserve depletion during 2023 accounted for 2.2Mt containing 63.5kt of zinc.

El Porvenir – Year End Mineral Resources as of December 31, 2023 (on an 83.48% Nexa Attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.55	3.47	0.27	57.7	0.95	-	19.1	1.5	1,023	5.3	-
Indicated	2.69	3.25	0.20	63.2	0.97	-	87.4	5.3	5,460	26.0	-
Total	3.24	3.29	0.21	62.2	0.97	-	106.5	6.8	6,483	31.3	-
Inferred	9.23	3.83	0.24	82.9	1.32	-	353.6	22.1	24,602	121.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.48% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Mining Operations

El Porvenir – Year End Mineral Resources as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.66	3.47	0.27	57.7	0.95	-	22.9	1.8	1,225	6.3	-
Indicated	3.22	3.25	0.20	63.2	0.97	-	104.7	6.4	6,540	31.2	-
Total	3.88	3.29	0.21	62.2	0.97	-	127.6	8.2	7,765	37.5	-
Inferred	11.06	3.83	0.24	82.9	1.32	-	423.6	26.5	29,471	146.0	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.48%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The El Porvenir Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 1.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values ranging from US$63.77/t to US$67.04/t for SLS areas and US$65.77/t to US$69.04/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$4.00/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.21% for Zn, 14.60% for Cu, 80.01% for Pb, and 77.51% for Ag.

El Porvenir – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on an 83.48% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.26	90.0	9.5	99.1	0.9	150.4	366	55.7	2.1	64.4	-	-
Indicated	0.15	5.8	10.2	13.2	0.2	4.8	797	17.1	2.6	11.3	-	-
Total	0.41	14.5	19.7	22.7	1.1	20.1	1,163	21.9	4.7	17.7	-	-
Inferred	0.31	3.5	12.0	3.5	5.2	30.9	3,695	17.7	28.2	30.1	-	-

Mining Operations

El Porvenir – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.31	88.6	11.3	97.4	1.1	157.1	432	54.5	2.4	61.5	-	-
Indicated	0.18	5.9	12.3	13.3	0.3	4.9	959	17.2	3.2	11.4	-	-
Total	0.49	14.5	23.6	22.7	1.4	20.6	1,391	21.8	5.6	17.6	-	-
Inferred	0.38	3.6	14.6	3.6	6.2	30.5	4,439	17.7	33.9	30.2	-	-

In comparison to 2022, El Porvenir’s Inferred Mineral Resources increased by 3.6% in mass and by 3.6% in zinc content (kt), mainly due to infill drilling. In comparison to 2022, El Porvenir’s Measured and Indicated Mineral Resources increased by 14.5% in mass and by 22.7% in zinc content (kt), mainly due to infill drilling.

For additional information, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 of this annual report on Form 20-F.

Atacocha

Location and means of access

Atacocha is a polymetallic underground and open pit mine (located in the Cerro Paso Complex) in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located at approximate coordinates of 367160m E, 8,830,400m N, using the UTM WGS84 datum, Z18S and approximately 4,050 meters above sea level.

History

The Atacocha mine began its operation as small-scale artisanal mine in 1936. We have been investing in the mine since then and, in 2012, production reached its current capacity of 4,500 tonnes per day. In 2014, we commenced the Integration Project with the El Porvenir mine, as described above in “Information on the Company—Mining operations—Cerro Pasco Complex—Integration Project.” In 2020, in response to COVID-19 and based on our cost management strategy, the Integration Project was temporarily suspended and Atacocha’s underground operations were not resumed after the mandatory restriction period from the Peruvian Government was lifted in mid-2020. As of the date of this annual report, the Atacocha underground mine is suspended under care and maintenance, and we expect to complete the Integration Project approval process with our technical committee and Board of directors in 2024.

Title, leases and options

The Atacocha mine is operated by Nexa Resources Atacocha S.A.A., which is controlled by Nexa Peru.

The Atacocha mine has a total of 147 concessions covering approximately 2,872.5 hectares, as well as a beneficiation plant, “Chicrin N° 2.” With respect to the surface property at the Atacocha mine, there is a mining site of 1,343.0 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located. There are royalties payable in respect of mining operations at the Atacocha mine for the mining concessions held by Nexa Resources Atacocha S.A.A. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

The Atacocha mine holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental management instruments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Mining Operations

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit mine. The underground mine is currently suspended due to our efforts to reduce costs and improve our operational efficiency and remains under care and maintenance. However, mining continues in the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant.

Mineralization

In 2023, we spent approximately US$0.2 million on the Atacocha brownfield program for exploration maintenance. In 2023, we had no drilling activities at Atacocha. We have budgeted US$0.4 million for the program during 2024 for maintenance and data interpretations, including 3.0 km of the drilling campaign in the Integration target.

Operations and infrastructure

In 2023, we spent US$16.1 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure. In addition to US$0.2 million to maintain the Mineral Exploration structure, a drilling program began in 2024 with the focus on continuing extending the mineralization of the integration target.

In January 2023, protest activities by the Machcan community temporarily suspended operations at the Atacocha San Gerardo open pit mine for approximately one week. In June 2023, protest activities by the Machcan community again blocked access to the Atacocha San Gerardo open pit mine, temporarily suspending production for approximately one month. Operations resumed at the end of July 2023 once protest activities ceased. Finally, in February 2024 protest activities by the Joraoniyoc community blocked road access to the Atacocha San Gerardo open pit mine and suspended operations for approximately three days. In each instance, mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security. Despite these blockages, the Atacocha mine operated at high levels of capacity utilization rates throughout the year and 2023. In each of these instances, the Company pursued active dialogue with the local community and authorities for a peaceful resolution to this situation. Nexa remains committed to complying with all existing agreements, pursuing an active dialogue with the communities and authorities, and the social development of all its host communities.

Production

The Atacocha mine has a treatment plant capacity of 4,400 tonnes of ore per day. The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was lower than in 2022 due to the temporary suspension of production due to illegal protest activities occurring in different periods throughout first half of 2023.

	For the Year Ended December 31,
	2023	2022	2021
Treatment ore (in tonnes)	1,397,192	1,353,681	1,271,107
Average ore grade
Zinc (%)	0.77	0.89	0.88
Lead (%)	0.93	0.97	0.82
Silver (ounces per tonne)	1.21	1.05	1.01
Gold (ounces per tonne)	0.010	0.015	0.014
Metal contained in concentrate production
Zinc (in tonnes)	8,193	9,552	8,522
Lead (in tonnes)	11,116	11,204	8,708
Silver (in oz)	1,399,681	1,155,002	1,026,783
Gold (in oz)	7,559	13,593	11,947
Cash cost, net of by-product credits (in US$/t)	(959.7)	(1,566.2)	(557.7)
Cash cost, net of by-product credits (in US$/lb)	(0.44)	(0.71)	(0.25)
Non-Expansion Capital Expenditures (in millions of US$)	16.2	4.5	11.6

Mining Operations

Mineral Reserves and Mineral Resources (Atacocha Underground)

The Atacocha Underground Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Atacocha Underground mine.

Atacocha Underground – Year End Mineral Reserves as of December 31, 2023 (on an 75.96% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.30	3.86	0.34	84.9	1.45	-	50.0	4.4	3,535	18.7	-
Probable	3.01	4.54	0.43	77.7	1.29	-	136.6	12.8	7,509	38.8	-
Total	4.30	4.33	0.40	79.8	1.34	-	186.5	17.2	11,044	57.5	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 75.96% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Atacocha Underground – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.71	3.86	0.34	84.9	1.45	-	65.8	5.7	4,654	24.6	-
Probable	3.96	4.54	0.43	77.7	1.29	-	179.8	16.9	9,886	51.1	-
Total	5.66	4.33	0.40	79.8	1.34	-	245.6	22.6	14,540	75.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 75.96%.
3.	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The Atacocha Underground Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. A minimum mining width of 5.0 for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution. The Mineral Reserves were estimated at a NSR cut-off of US$69.00/t for SLS areas and US$71.07/t for C&F areas depending on the zone. A number of incremental material (with values between US$45.09/t and US$69.00/t for SLS and values between US$47.16/t and US$71.07/t for C&F mining) was included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 77.51% for Ag. The current LOM plan continues to 2033. The current LOM production planning goes from 2027 to 2033. We continued to advance with the technical studies to optimize the integration of El Porvenir and Atacocha underground mines, and as a result of the advancements in the technical studies, we increased the overall Mineral Reserves of the Cerro Pasco Complex. For further information see “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.”

Mining Operations

Atacocha Underground – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on an 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.30	-	50.0	-	4.4	-	3,535	-	18.7	-	-	-
Probable	3.01	-	136.6	-	12.8	-	7,509	-	38.8	-	-	-
Total	4.30	-	186.5	-	17.2	-	11,044	-	57.5	-	-	-

Atacocha Underground – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.71	-	65.8	-	5.7	-	4,654	-	24.6	-	-	-
Probable	3.96	-	179.8	-	16.9	-	9,886	-	51.1	-	-	-
Total	5.66	-	245.6	-	22.6	-	14,540	-	75.7	-	-	-

In 2023, Atacocha’s Underground Mineral Reserves increased compared to 2022 due to the declaration of Mineral Reserves for the first time since 2019.

Atacocha Underground – Year End Mineral Resources as of December 31, 2023 (on an 75.96% Nexa Attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.80	3.47	0.27	55.0	0.98	-	27.6	2.1	1,411	7.8	-
Indicated	1.91	3.30	0.36	54.9	0.92	-	63.2	6.9	3,379	17.6	-
Total	2.71	3.35	0.33	54.9	0.94	-	90.8	9.0	4,790	25.4	-
Inferred	6.12	4.09	0.56	77.3	1.21	-	250.4	34.3	15,216	74.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 75.96% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Mining Operations

Atacocha Underground – Year End Mineral Resources as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.05	3.47	0.27	55.0	0.98	-	36.4	2.8	1,857	10.3	-
Indicated	2.52	3.30	0.36	54.9	0.92	-	83.2	9.1	4,448	23.2	-
Total	3.57	3.35	0.33	54.9	0.94	-	119.6	11.9	6,305	33.5	-
Inferred	8.06	4.09	0.56	77.3	1.21	-	329.7	45.1	20,031	97.5	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 75.96%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Atacocha Underground Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values of US$69.00/t for SLS areas and US$71.07/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$4.00/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 77.51% for Ag.

Atacocha Underground – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on an 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.30)	(62.0)	(60.1)	(68.5)	2.1	100.0	(3,916)	(73.5)	(24.1)	(75.5)	-	-
Indicated	(1.36)	(41.5)	(72.5)	(53.4)	6.9	100.0	(4,611)	(57.7)	(29.2)	(62.3)	-	-
Total	(2.66)	(49.5)	(132.6)	(59.3)	9.0	100.0	(8,527)	(64.0)	(53.3)	(67.7)	-	-
Inferred	(0.04)	(0.6)	(23.7)	(8.6)	34.3	100.0	(1,024)	(6.3)	(3.5)	(4.6)	-	-

Mining Operations

Atacocha Underground – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.71)	(62.0)	(78.9)	(68.4)	2.8	100.0	(5,144)	(73.5)	(31.7)	(75.5)	-	-
Indicated	(1.79)	(41.5)	(95.7)	(53.5)	9.1	100.0	(6,083)	(57.8)	(38.4)	(62.3)	-	-
Total	(3.50)	(49.5)	(174.6)	(59.3)	11.9	100.0	(11,227)	(64.0)	(70.1)	(67.7)	-	-
Inferred	(0.05)	(0.6)	(31.2)	(8.6)	45.1	100.0	(1,350)	(6.3)	(4.7)	(4.6)	-	-

In comparison to 2022, Atacocha’s Underground Inferred Mineral Resources decreased by 0.6% in mass and by 8.6% in zinc content (kt), mainly due to a classification revision. In comparison to 2022, Atacocha’s Underground Measured and Indicated Mineral Resources decreased by 49.5% in mass and by 59.3% in zinc content (kt), mainly due to the conversion to Mineral Reserves.

For additional information, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 of this annual report on Form 20-F.

Mineral Reserves and Mineral Resources (Atacocha Open Pit)

The Atacocha Open Pit Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Atacocha Open Pit mine.

Atacocha Open Pit – Year End Mineral Reserves as of December 31, 2023 (on an 75.96% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.45	1.02	-	38.2	1.16	0.25	14.8	-	1,779	16.9	11.5
Probable	1.88	0.97	-	32.4	1.14	0.29	18.2	-	1,958	21.4	17.4
Total	3.33	0.99	-	34.9	1.15	0.27	33.1	-	3,737	38.2	28.9

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 75.96% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Atacocha Open Pit – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.91	1.02	-	38.2	1.16	0.25	19.5	-	2,342	22.2	15.2
Probable	2.47	0.97	-	32.4	1.14	0.29	24.0	-	2,577	28.1	22.9
Total	4.38	0.99	-	34.9	1.15	0.27	43.5	-	4,919	50.3	38.1

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 75.96%.
3.	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Mining Operations

The Atacocha Open Pit Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. The Mineral Reserves were estimated at a NSR cut-off values of US$16.21/t. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); silver: US$21.17/oz; and gold: US$1,630.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 70.44% for Zn, 83.97% for Pb, 75.76% for Ag, and 65.46% for gold. The current LOM plan continues to 2027. We continued to advance with the technical studies to optimize the integration of El Porvenir and Atacocha underground mines, and as a result of the advancements in the technical studies, we increased the overall Mineral Reserves of the Cerro Pasco Complex. For further information see “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.”

Atacocha Open Pit – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on an 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.45	-	14.8	-	-	-	1,779	-	16.9	-	11.5	-
Probable	1.88	-	18.2	-	-	-	1,958	-	21.4	-	17.4	-
Total	3.33	-	33.1	-	-	-	3,737	-	38.2	-	28.9	-

Atacocha Open Pit – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.91	-	19.5	-	-	-	2,342	-	22.2	-	15.2	-
Probable	2.47	-	24.0	-	-	-	2,577	-	28.1	-	22.9	-
Total	4.38	-	43.5	-	-	-	4,919	-	50.3	-	38.1	-

In 2023, Atacocha’s Open Pit Mineral Reserves increased compared to 2022 due to the declaration of Mineral Reserves for the first time since 2019.

Atacocha Open Pit – Year End Mineral Resources as of December 31, 2023 (on an 75.96% Nexa Attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.37	1.28	-	31.4	0.87	0.19	17.5	-	1,381	11.9	8.4
Indicated	2.95	1.05	-	29.0	0.90	0.24	30.9	-	2,747	26.5	22.7
Total	4.31	1.12	-	29.8	0.89	0.22	48.4	-	4,128	38.4	31.1
Inferred	1.29	1.27	-	32.7	1.15	0.22	16.4	-	1,357	14.9	9.1

Mining Operations

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 75.96% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Atacocha Open Pit – Year End Mineral Resources as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.80	1.28	-	31.4	0.87	0.19	23.0	-	1,818	15.7	11.0
Indicated	3.88	1.05	-	29.0	0.90	0.24	40.7	-	3,616	34.9	29.9
Total	5.68	1.12	-	29.8	0.89	0.22	63.7	-	5,434	50.6	40.9
Inferred	1.70	1.27	-	32.7	1.15	0.22	21.6	-	1,787	19.6	12.0

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 75.96%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Atacocha Open Pit Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground and open pit mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported within resources open pit shell. The Mineral Resources are estimated at a NSR cut-off grade values of US$22.44/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 70.44% for Zn, 83.97% for Pb, 75.76% for Ag, and 65.46% for Au.

Mining Operations

Atacocha Open Pit – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on an 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.05)	(43.5)	(7.7)	(30.7)	-	-	(1,490)	(51.9)	(12.8)	(51.7)	(11.1)	(57.2)
Indicated	(2.27)	(43.5)	(26.0)	(45.7)	-	-	(2,288)	(45.4)	(22.6)	(46.0)	(9.2)	(28.8)
Total	(3.33)	(43.5)	(33.7)	(41.1)	-	-	(3,778)	(47.8)	(35.4)	(47.9)	(20.3)	(39.6)
Inferred	(1.63)	(55.8)	(16.6)	(50.2)	-	-	(1,619)	(54.4)	(14.6)	(49.5)	(9.7)	(51.5)

Atacocha Open Pit – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.39)	(43.6)	(10.2)	(30.7)	-	-	(1,966)	(52.0)	(16.8)	(51.7)	(14.6)	(57.0)
Indicated	(2.99)	(43.5)	(34.2)	(45.7)	-	-	(3,010)	(45.4)	(29.7)	(46.0)	(12.1)	(28.8)
Total	(4.38)	(43.5)	(44.4)	(41.1)	-	-	(4,976)	(47.8)	(46.5)	(47.9)	(26.7)	(39.5)
Inferred	(2.14)	(55.7)	(21.8)	(50.2)	-	-	(2,127)	(54.3)	(19.2)	(49.5)	(12.7)	(51.4)

In comparison to 2022, Atacocha’s Open Pit Inferred Mineral Resources decreased by 55.7% in mass and by 50.2% in zinc content (kt), mainly due to the limits of pit shell constraint. In comparison to 2022, Atacocha’s Open Pit Measured and Indicated Mineral Resources decreased by 43.5% in mass and by 41.1% in zinc content (kt), mainly due to the conversion to Mineral Reserves.

For additional information, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 of this annual report on Form 20-F.

Aripuanã

Location and means of access

The Aripuanã mine is located in the northwest corner of the Mato Grosso State in western Brazil, approximately 2,529 km by railroad and road to the Três Marias smelter, 2,831 km to the Juiz de Fora smelter or 2,660 km to the port of Santos. The approximate coordinates of the mine are 226,000m E and 8,888,000m N UTM 21L zone (South American 1969 datum) and the mine is located at an average elevation of 250 meters above sea level. The mine is accessible from the town of Aripuanã via a 25 km unpaved road, which is well maintained in the dry season. Aripuanã can be accessed from the state capital, Cuiabá, via a 16-hour drive (935 km) on paved and unpaved roads. The final 250 km between Cuiabá and Aripuanã are on unpaved roads.

The town of Aripuanã is also serviced by a paved airstrip suitable for light aircraft. There are no commercial flights travelling between Cuiabá and the town of Aripuanã. However, the site can be accessed via a three-hour chartered flight.

History

Aripuanã is an underground polymetallic mine containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. In 2000, Dardanelos was created to represent a joint venture, or “contract of association,” between Karmin and Anglo American, with the intent of exploring the areas adjacent to the town of Aripuanã for base and precious metals. Anglo American and Karmin held 70% and 28.5% of Dardanelos, respectively, with the remaining interest (1.5%) owned by SGV Merchant Bank (SGV).

Mining Operations

In 2004, the initial agreement between Karmin and Anglo American was amended to include Nexa Brazil’s participation. Nexa Brazil subsequently acquired 100% of Anglo American’s interest in the project. In 2007, Karmin purchased SGV’s interests, raising its participation to 30%. In 2015, Nexa Peru acquired 7.7% of Nexa Brazil’s interests in Dardanelos. In 2019, Nexa Brazil became the owner of 100% of the Aripuanã mine.

In 2020, we reached an agreement with artisanal miners working adjacent to the property belonging to our Aripuanã mine, the ANM and the state government whereby Nexa assigned these artisanal miners an area to exercise their activities subject to certain conditions. The increase of artisanal mining activity or the failure of these artisanal miners to abide with our agreement may have an adverse effect on the development of our operations in Aripuanã.

In 2021, Nexa acquired two estates (584.9 hectares) located at the vicinity of the mine and concluded the process of documenting a third acquired in the past (100.0 hectares). The total land purchase of 684.9 hectares was required to meet the Rural Environmental Registration (CAR in Brazil) which requires areas of native vegetation that are not available within the area of enterprise.

In 2022, Nexa acquired six estates (1,332.4 hectares), located at the vicinity of the mine. The Rural Environmental Registry (CAR) was updated by Nexa and is in the process of being approved by the environmental agency and we still do not have a scheduled date for completion. On January 25, 2022, we signed an offtake agreement with a third-party international player (the “offtaker”), in which Nexa agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in February 2023 and limited to 30,810 tonnes, at the lower of current market prices or a price cap. In September 2023, the parties agreed to amend the offtake agreement, which states that no penalty will be applied in case of delays in the agreed shipment schedule per year. However, if lower volumes are delivered in any year within the contract period, at the end of the contract period, the remaining balance will be shipped in a single additional delivery to total the 30,018 tonnes. The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that Nexa had with the offtaker. Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS Accounting Standards 9 rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated gain of US$2.3 million in the income statement for the period ended on December 31, 2023. For further details on the offtake agreement, see Note 16 to our consolidated financial statements.

Ramp-up activities at the Aripuanã mine started in July 2022, and the mine continued production in the ramp-up phase for the duration of 2023. For further information, see “Project implementation”, below.

Titles, leases and options

The mine holds one mining concession in the core area that has a total area of 3,639.9 hectares, two mining concession applications (1,387.2 hectares), one right to apply for mining concession, (1,000.0 hectares) and nine exploration authorizations (27,025.9 hectares).

The Aripuanã mine holds surface rights sufficient to support the future operations. There is sufficient suitable land available within the mineral rights held by the Company for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

The Aripuanã mine holds several permits and licenses supporting its current operations. The operating license issued by the Environmental Agency from the state of Mato Grosso is valid until October 2024 and will undergo the renewal process in 2024.

Mineralization

The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mining Operations

Four main elongated mineralized zones have been defined in the central portion of the mine: (1) Arex, (2) Link, (3) Ambrex and (4) Babaçu. Limited exploration has identified possible additional mineralized bodies including Massaranduba, Boroca and Mocotó to the south and Arpa to the north.

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

In 2023, Aripuanã’s strategy aimed to increase throughput rate and asset reliability, reduce plant downtime, improve metal recoveries, concentrate grades and quality while consuming our ore stockpile inventory, which was supported by mineral exploration efforts to upgrade the Mineral Resources at the Babaçu target and expand our Mineral Reserves.

The exploratory drilling in 2023 was focused on the infill drilling of the Babaçu target, which is located southeast of the Ambrex orebody, extending the mineralization with high zinc, lead and copper content, which aimed to update the classification and conversion of resources into reserves, as well as starting drilling tests at the Massaranduba target, located southeast of Aripuanã mine.

In 2023, we spent a total of US$7.3 million on the Aripuanã mine, with US$2.0 million spent towards Aripuanã’s exploration program and US$5.2 million on an infill drilling campaign. The total investment included drilling, geological activities, geochemistry, and more. In 2023, we drilled 21.8 km of diamond drilling, including Babaçu infill drilling and Massaranduba exploratory drilling. For 2024, we expect to invest US$4.0 million in the brownfield exploration program to drill 9.0 km focused on the Massaranduba target to validate the presence of mineralization in the southeastern extension of the Aripuanã deposit.

Ramp-up Activities

Ramp-up activities at the Aripuanã mine started in July 2022, and the mine continued in the ramp-up phase through 2023 and into 2024. Ramp-up activities continue to progress and are expected to conclude in mid-2024.

The commissioning of the paste fill circuit was completed in December 2022, the first tests of mine filling started in January 2023 and were concluded in February 2023, with the paste plant becoming fully operational only in 2024. In January and February of 2023, the processing plant performed at around 57% of nameplate capacity. Ramp-up activities focused on steadily increasing the plant throughput rate, asset reliability, as well as concentrate grades and quality. At the end of 2Q23, the plant performed at an average of 76% of nameplate capacity while the average utilization rate was 66%.

In March 2023, we decided to temporarily halt operations at the plant to address some design limitations in the capacity of the flotation pumping system, identified during the detection of bottlenecks, which required resizing and upgrade, along with certain plant processing facilities and systems, as well as the clean-up and upgrading of water treatment facilities, which contributed to a better resiliency during the rainy season (which typically occurs from December to March). Due to the aforementioned limitations, in 3Q23 we reduced plant throughput, and as a result, the utilization rate was also reduced in the period and the plant performed at an average of 56% in the quarter. Despite this reduction, our priority throughout 2023 was to continue improving metal recovery and concentrate quality and grades, aiming to achieve a stable operation and to minimize impacts related to the necessary extension of the ramp-up phase.

Mining Operations

In 4Q23, we achieved an average of 61% of capacity utilization level and we expect to reach nameplate capacity in mid-2024. At the end of February 2024, the average capacity utilization rate was around 61%, maintaining similar levels as in 4Q23, given the usual rainy season period in the region, which impacted our dry disposal capacity. However, during this period the operational focus was to maintain concentrate quality and grades, as well as the metallurgical recovery rates.

At the end of 2023, approximately 106.6kt of ore was stockpiled. Horizontal mine development reached an accumulated of 7,474 meters developed for both mines (Arex and Link). As of the date of this filing, the mine is fully operational, and underground activities are focused on developing and preparing new areas for mining operations.

As of December 31, 2023, 814 people were employed at Aripuanã. Of these employees, 23.7% are women. We also continued the qualification program for future mine and plant operating professionals, which had 146 candidates enrolled in 2023, of which 46 obtained professional qualifications in the areas of maintenance and automation, and geology and surveying. The company hired 65.8% (96) of the attendees from the qualification program, of which 52.1% (50) are men and 47.9% (46) are women.

To date, cumulative incurred expansion capital expenditures on the mine total US$632.7 million, and we did not make any new expansion capital expenditures on the mine in 2023.

Operations and infrastructure

The Aripuanã operation consists of two mechanized underground mines, the Arex Mine and Link Mine, with a rate of approximately 2.3 Mtpy. Production drilling operations have been performed by company personnel using a variety of drilling machines throughout the history of the Aripuanã mine.

The Aripuanã underground mine has been in operation since 2019 and is a fully mechanized mine using rubber-tired diesel equipment for development and production activities. Access to the mine is through one portal for Arex and one portal for Link. The Aripuanã processing plant has been in operation since 2022.

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, power lines, water pipelines, offices and warehouses, a process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plants, and tailings storage facilities.

The Aripuanã mine is connected to the basic grid at 230 kV. The energy measurement and billing system takes place in SE Dardanelos, 20 km are covered at 69 kV to the unit. Power distribution is carried out at 13.8 kV and the unit has a 25/31 MW transformer. Currently, the power demand contracted with Energisa for the unit is 23 kV, on and off-peak. There are also five 750 kVA diesel generators.

In 2023, we spent US$79.4 million on sustaining capital expenditures for this property, primarily associated with ongoing ramp-up activities, mine development, construction of a waste pile, equipment replacement and other major infrastructure.

Production

The Aripuanã mine is in ramp-up phase and has a treatment plant with a nominal design processing capacity of approximately 6,300 tonnes of ore per day. The table below summarizes the Aripuanã mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2023 was higher than 2022 due to the continued progress of the ramp-up phase which was focused on steadily increasing the plant throughput rate, asset reliability, as well as concentrate grades and quality.

Mining Operations

	For the Year Ended December 31,
	2023	2022	2021
Treatment ore (in tonnes)	1,311,430	100,114	-
Average ore grade
Zinc (%)	3.31	2.44	-
Copper (%)	0.68	0.49	-
Lead (%)	1.05	0.00	-
Silver (ounces per tonne)	0.96	0.61	-
Gold (ounces per tonne)	0.015	0.011	-
Metal contained in concentrate production
Zinc (in tonnes)	22,099	670	-
Copper (in tonnes)	4,443	195	-
Lead (in tonnes)	6,331	0	-
Silver (in oz)	513,916	20,497	-
Gold (in oz)	7,954	273	-
Cash Cost, net of by-product credits (in US$/t)	-	-	-
Cash Cost, net of by-product credits (in US$/lb)	-	-	-
Non-Expansion Capital Expenditures (in millions of US$)	60.1	68.4	-

Mineral Reserves and Mineral Resources

The Aripuanã Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Aripuanã mine.

Aripuanã – Year End Mineral Reserves as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	6.43	3.83	0.21	33.8	1.40	0.28	246.2	13.8	6,993	90.0	57.1
Probable	24.64	4.48	0.13	42.4	1.73	0.21	1,105.0	31.8	33,610	427.3	167.3
Total	31.07	4.35	0.15	40.6	1.66	0.22	1,351.3	45.6	40,602	517.2	224.4

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100% of property.
3.	The Qualified Person for the Mineral Reserves estimate is Vitor Ferraz Viana, B.Eng., FAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The Aripuanã Mineral Reserves estimates are based on four main orebodies: Arex, Link and Ambrex and the two main types of mineralization in the deposit are stratabound and stringer. The main commodities produced are zinc, copper, lead, silver and gold. The dilution that has been applied is related to the selected mining method. The two main mining methods used at Aripuanã are longitudinal longhole retreat (“bench stoping”) and transverse longhole mining (vertical retreat mining, or “VRM”) with primary and secondary stope extraction. Dilution is applied on a percentage basis, with no grade applied to the diluting material. The NSR factors were determined using long term metal price forecasts, metallurgical recoveries, transport, treatment, and refining costs. A break-even NSR cut-off value is US$63.40/t processed was estimated from forecasted operating costs and some incremental material between US$49.20/t and US$63.40/t was included. A minimum mining width of 4.0 m was used. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); silver: US$21.17/oz; and gold: US$1,630.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical testworks and are variable as a function of head grade and oretype. Recoveries at Life of Mine average head grades for a Mix of 80% Stratabound and 20% Stringer material are 90.06% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au. The current LOM plan continues to 2036.

Mining Operations

Aripuanã – Net Difference in Mineral Reserves between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(1.98)	(23.5)	(27.2)	(9.9)	(10.2)	(42.7)	(870)	(11.1)	(9.1)	(9.2)	(6.9)	(10.8)
Probable	2.93	13.5	349.1	46.2	5.4	20.6	10,447	45.1	148.7	53.4	11.3	7.2
Total	0.95	3.2	322.0	31.3	(4.8)	(9.5)	9,576	30.9	139.5	36.9	4.4	2.0

In comparison to 2022, Aripuanã’s Mineral Reserves increased by 3.2% in mass and by 31.3% in zinc content (kt), mainly due to infill drilling at the Babaçu area, focused on the conversion from Inferred Mineral Resources to Indicated Mineral Resources, enabling the increase in Probable Mineral Reserves. Mineral Reserve depletion during 2023 accounted for 1.5Mt containing 43.9kt of zinc.

Aripuanã – Year End Mineral Resources as of December 31, 2023 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.35	2.60	0.39	23.1	0.86	0.36	9.1	1.4	260	3.0	4.1
Indicated	5.19	3.95	0.18	35.0	1.46	0.27	205.0	9.3	5,840	75.8	45.1
Total	5.54	3.86	0.19	34.2	1.42	0.28	214.1	10.7	6,100	78.8	49.2
Inferred	38.75	3.47	0.33	45.7	1.39	0.43	1,344.6	127.9	56,935	538.6	535.7

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Mineral Resources estimates for the Aripuanã mine were completed for Babaçu, Arex, Ambrex and Link. The block models were created using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one-meter lengths. Wireframes were filled with blocks measuring 5 meters by 5 meters by 5 meters for with sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3. Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Potentially mineable shapes of underground mineral resources are generated using DSO software. The Mineral Resources of the Aripuanã mine are reported using a cut-off value of US$63.40/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$4.00/lb); lead: US$2,300.33/t (US$1.04/lb); silver: US$24.35/oz and gold: US$1,696.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical test work and are variable as a function of head grade and oretype. Recoveries at the LOM average head grades for stratabound material are 90.06% for Zn, 84.92% for Pb, 60.00% for Cu, 75.10% for Ag, and 67.80% for Au. Recoveries at the LOM average head grades for stringer material are 88.68% for Cu, 50.00% for Ag, and 63.00% for Au.

Mining Operations

Aripuanã – Net Difference in Mineral Resources between December 31, 2023 versus December 31, 2022 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.05)	(12.5)	1.6	21.3	(0.2)	(12.5)	(41)	(13.6)	0.2	7.1	(1.0)	(19.6)
Indicated	2.64	103.5	147.4	255.9	4.5	93.8	4,102	236.0	54.9	262.7	19.7	77.6
Total	2.59	87.8	149.0	228.9	4.3	67.2	4,061	199.2	55.1	232.5	18.7	61.3
Inferred	0.20	0.5	415.5	44.7	12.2	10.5	20,372	55.7	145.4	37.0	(34.4)	(6.0)

In comparison to 2022, Aripuanã’s Inferred Mineral Resources increased by 0.5% in mass and increased by 44.7% in zinc content (kt) in 2023, mainly due to infill drilling at Babaçu resulting in higher average grades. In comparison to 2022, Aripuanã’s Measured and Indicated Mineral Resources increased by 87.8% in mass and increased by 228.9% in zinc content (kt) in 2023, primarily due to infill drilling at Babaçu resulting in higher average grades.

For additional information, see the Technical Report Summary on Aripuanã, filed as Exhibit 15.4 to Nexa’s annual report on Form 20-F/A for the year-ended December 31, 2020, as filed on November 4, 2021.

Morro Agudo

The Morro Agudo Complex consists of an underground mine and open pit, polymetallic mine, as well as three deposits along what is known as the Ambrósia Trend (Ambrósia Sul, Ambrósia Norte, and Bonsucesso). The Morro Agudo mine site is situated on Traíras Farm, about 45 km south of the municipality of Paracatu, Brazil, at a latitude of approximately -17 57’ 33” S and a longitude of approximately 46°49’42” W, within Zone 23S of the Universal Transverse Mercator coordinate system (Corrego Alegre Datum). The Ambrósia Trend deposits are situated about 15 to 20 km northeast of Paracatu.

Nexa Brazil owns 100% of Morro Agudo. The total Morro Agudo mine area is about 80 km long and 10 km wide at the widest extent and covers a significant strike extent of the lithologies that host mineralization at the Morro Agudo mine and along the Ambrósia Trend.

On March 19, 2024, Nexa announced the suspension of its mining operations in the Morro Agudo Complex effective May 1, 2024 until further notice. Between March 19 and April 30, 2024, mining activities will be reduced while limestone production activities will continue at full capacity. The suspension is part of Nexa’s portfolio optimization process to improve free cash flow in line with the Company’s disciplined capital allocation framework, along with its long-term strategy to maximize value for the Company and its shareholders. Nexa is committed to carrying out a structured process, aiming to minimize impacts on the business and, particularly, on its employees and host communities.

Nexa Brazil holds three granted mining concessions in the Morro Agudo mine area of approximately 1,446.1 hectares. In the Ambrósia Trend area, Nexa Brazil has three granted mining concessions totaling 2,495.8 hectares.

Nearby the Morro Agudo mine site and Ambrósia trend areas, Nexa Brazil also holds 44 exploration authorizations totaling 41,414.3 hectares, one right to apply for mining concession totaling 917.0 hectares, three mining applications totaling 2,167.4 hectares and one mining concession totaling 1,000.0 hectares, in addition to the core tenements.

The Morro Agudo operation holds several permits in support of the current operations. The main instrument to regulate the operation is a set of operating licenses issued by the Environmental Agency from the state of Minas Gerais. The licenses are active, some of them under renewal process.

Mining Operations

The Ambrósia mine in Morro Agudo reached the end of its life of mine during the fourth quarter of 2020 and operations were suspended due to the uncertainties associated with the geological model of the area, safety considerations and a greater movement of ore compared to the original plan.

In 2023, we spent US$2.8 million on sustaining capital expenditures for this property, primarily associated with the mine development and maintenance of plant and equipment.

Mineralization Developments

In 2023, no exploratory drilling was carried out in the Morro Agudo area, and for 2024 no exploration activity is expected.

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

	For the Year Ended December 31,
	2023	2022	2021
Treatment ore (in tonnes)	1,293,383	1,016,568	982,036
Average ore grade
Zinc (%)	1.99	2.06	2.05
Lead (%)	0.86	0.85	0.73
Metal contained in concentrate production
Zinc (in tonnes)	23,167	18,700	17,278
Lead (in tonnes)	8,320	6,247	4.691
Cash Cost, net of by-product credits (in US$/t)	1,796.8	2,160.5	1,884.1
Cash Cost, net of by-product credits (in US$/lb)	0.82	0.98	0.85
Non-Expansion Capital Expenditures (in millions of US$)	3.0	6.8	7.6

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

Vazante mine deepening project

One of our main brownfield projects is the Vazante mine Deepening Project, which involves extending the mine life of Vazante. The capital expenditures related to this project in 2023 totaled US$2.5 million and we expect to invest an additional US$2.4 million in 2024. This project began in 2013 and the completion of this project, which was expected to occur in 2024, was postponed due to our capital allocation strategy and is now expected to be completed in the second half of 2025.

Mining Operations

In addition, we are conducting exploration activities below the mine’s current operating level and alongside the orebody. As part of this project, we are investing in ongoing exploration activities and infrastructure, including expansion of an underground pumping station, an increase in the capacity of the ventilation system, emergency paths, access ramps, electrical networks and substations. During 2020 and 2021, we assembled and commenced operating the EB347 pumping station and progressed the activities of CEMIG’s electric power line; however, phase 2 of the EB-140 was rescheduled in 2022 due to hydrogeological studies. In 2023, we prepared the area to receive the equipment in accordance with the project’s specifications, in 2024 we expect to complete activities in accordance with the updated project schedule and we expect the pumps to be installed in the second half of 2025.

Cerro Pasco Complex Integration Project

The Cerro Pasco Complex Integration Project is one of our main brownfield projects, which involves the continued integration of the El Porvenir and Atacocha underground mines. The Integration Project is intended to continue to capture synergies between the two mining operations, as a result of their proximity and operational similarities, with ore from both the underground mines being processed at the El Porvenir processing plant. The goal of the Integration Project is to achieve cost and investment savings, thereby reducing the environmental footprint and extending the combined life of mine of the two mines. We expect to submit the project to the formal approval process with our Sustainability and Capital Projects (“SCP”) committee and our Board of directors in 2024. For further information see “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.”

Bonsucesso

The Bonsucesso project is a brownfield underground mine project that belongs to the Morro Agudo complex (Ambrósia Trend). The project is located 8 km north of the Ambrósia Sul mine and approximately 60 km north of the Morro Agudo mine.

In 2023, we had no exploratory activities in the Bonsucesso project and no activities are expected for 2024.

The feasibility study concluded in 2022 with no amount invested in 2023. The total investments related to this project, as of December 31, 2023, totaled US$12.8 million, which includes all project studies (from the scoping study to the feasibility study) and anticipated expenses related to construction and operating infrastructure.

The strategic review of our assets continues with initiatives to optimize our portfolio. We continue to assess risk-return alternatives and we are currently revisiting the project, taking into consideration our capital allocation strategy and our focus on free cash flow generation.

Mining greenfield projects

Project Name	Current Project Status
Magistral	Under Review
Hilarión	Exploration phase
Florida Canyon Zinc	Exploration phase

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this annual report, none of our greenfield projects have Mineral Reserves under S-K 1300.

Magistral

The Magistral mining project is located in the Ancash region of Peru, approximately 450 km northeast of the capital of Lima and approximately 140 km east of the port city of Trujillo. The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of poorly maintained roads that traverse steep topography. The Magistral Project consists of a large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral Project comprises 36 granted concessions, totaling 16,254.2 hectares. The project is an open pit copper mine with molybdenum concentrate as a by-product. In 2016, ProInversión approved an initial feasibility study, which set forth production rates starting at 10 thousand tonnes per day and achieving 30 thousand tonnes per day. In 2016, the MINEM approved an environmental impact assessment (“EIA”), to process up to 30 ktpd. An EIA modification is currently under the government approval process.

Mining Operations

Nexa Peru was awarded the contract to develop the Magistral mining project in 2011, which has been amended from time to time. Nexa made an initial payment of US$8.0 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract in 2016, Nexa Peru exercised the option by committing to invest a minimum 70% of declared initial capital expenditures by September 2024 and as a result of the COVID-19 pandemic, this term was extended by the government for an additional year, starting in September 2024. In 2023, new alignments were finalized and an additional 35 month extension period was approved by force majeure, extending the period until August 2028. Pursuant to the terms of this commitment with the Peruvian Government, to minimum investments levels in the project during this period, Nexa Peru would be required to pay a penalty of 30% over the unexecuted minimum investment commitment. As of December 31, 2023, the unexecuted minimum investment commitment was US$323.0 million, and if not completed the penalty exposition would be US$97.0 million. Nexa Peru currently holds a 100.0% interest in 15 of the 36 concessions, Nexa holds 21 concessions by way of a lease agreement entered into with Companía Magistral S.A.C., a company also controlled by Nexa Peru. We spent approximately US$0.5 million on the Magistral project in 2023.

The feasibility study of the Magistral project was conducted in 2022 and in 2023, we advanced with the EIA amendment review process by responding to inquiries from the Ministry of the Environment (SENACE). We continue to assess strategic risk-return alternatives to the project by taking into consideration capital allocation decisions and free cash flow generation. In 2024, we expect the final decision relating to the EIA amendment request, which was submitted to SENACE in November 2023 for its assessment.

Exploration Developments

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

Since acquiring the Magistral project in 2011, Nexa has initiated a comprehensive exploration program consisting of geological mapping, prospecting and sampling, ground geophysical surveying, and diamond drilling. Geological mapping at a scale of 1:2,000 was completed in the Ancapata area and the area north-northeast of Magistral. The objective was to verify and supplement the information available from Ancash Cobre’s exploration.

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

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. In 2015, drilling consisted entirely of infill holes, drilling ceased on the property in the same year. No exploration drilling program was carried out on since then and no exploratory drilling program is scheduled for 2024.

Mining Operations

Hilarión

The Hilarión project is located in the Department of Ancash, approximately 230 km north of Lima, the capital of Peru, and approximately 80 km south of the city of Huaraz and is accessible by paved road from Lima. It consists of 72 mineral concessions covering an area of approximately 15,841.2 hectares. Hilarión is a skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits. Hilarión and El Padrino and other occurrences in proximity to them (Mia, Eureka and others) constitute a large mineralized system, open in several directions for a potential increase in resources, extended mine life and increased production capacity in the future. The conceptual plan for the project includes the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

In 2020, we drilled 5 drill holes totaling 4.6 km, completed the sampling for metallurgical test studies, and filed a preliminary economic assessment (“PEA”) for the Hilarión project. In 2021, we executed 21.3 km of diamond drilling to test Hilarión Sur target, totaling 32 drill holes confirming the southeast continuity of the Hilarión deposit towards the edge of the Hilarión stock with multiple thick intersections, in addition to 0.3 km remaining from the 2020 drilling campaign. In 2022, we completed mineral exploration activities including a geological review of recent project data, an aero magnetometry survey to structure the drilling program, found new mineralized zones and expanded the known mineralization at Hilarión West, and drilled 7.2km at the Hilarión West, confirming the presence of mineralization to the west of known bodies and their continuities.

In 2023, we spent approximately US$4.2 million on the Hilarión project, including project maintenance, geology works and drilling campaigns. We completed 4.1 km of diamond drilling, and the focus of the exploratory activities was to identify the mineralization continuity of the deposit in the southeast direction, at the Chaupijanca target, in addition to searching for zones with higher copper content at the El Padrino target.

In 2024, we have budgeted US$1.6 million for the Hilarión project maintenance, and we have planned no drilling activities.

Florida Canyon Zinc

The Florida Canyon Zinc project is located in the Eastern Cordillera of Peru at the sub-Andean front in the upper Amazon River Basin, 680 km north-northeast of Lima and 245 km northeast of Chiclayo and is accessible by paved road from Lima. It is comprised of 13 contiguous mining concessions, covering approximately 10,700.0 hectares, is owned by Minera Bongará S.A. and operated by Nexa Peru, a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitario Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2023, Nexa Peru owns a 61.00% interest in this joint venture, which may increase up to 70.00% upon Nexa Peru’s satisfaction of certain conditions.

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

In 2022, we advanced the opening of the road that connects the project structures to the main camp and carried out geometallurgical tests to establish better mineralogical and metallurgical knowledge of the deposit, which showed high recovery of zinc and lead concentrates, as well as the presentation of the fifth environmental modification to the competent body.

Mining Operations

In 2023, drilling at the Florida Canyon began in the third quarter due to a delay in the drilling program caused by lack of transportation for drilling materials. In September, construction and maintenance of the motorized trail, which aims to reach La Florida Annex, commenced and is expected to be completed in 2024.

We spent approximately US$3.6 million on this project in 2023 to drill 1.4 km and we have budgeted US$2.0 million for the Florida Canyon project in 2024, including road maintenance and construction of the final stretch that connects the road to the main exploration camp in the drilling area, maintenance of the project structure, and social programs. No drilling activities are planned for 2024.

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

Nexa currently holds 560,078.1 hectares in 26 exclusive prospective licenses (“EPL”) for the Otavi and Namibia North targets.

The 2022 exploration expenditures totaled US$3.1 million (US$2.2 million for JOGMEC expenditures and US$0.8 million for Nexa expenditures) with a total of 9.1 km drilled. The focus of the drilling campaign in 2022 was the expansion of mineralization in the Otavi target and the identification of new mineralized zones of the “Deblin” copper trend in the Namibia North target.

The drilling campaign in 2023 was focused on extending the known mineralization from the Deblin trend, intensifying drilling to further investigate polymetallic mineralization identified at the Ondjondjo target and targeting of high-grade copper sediment deposits along the fertile Tsumeb belt. We spent approximately US$2.2 million, divided between Nexa (US$0.3 million) and JOGMEC (US$1.8 million) on this project in 2023 to drill 4.9 km.

To date, we are defining the budget for the project as part of a joint venture with “JOGMEC” as the Japanese fiscal year ends in March 2024. Nexa is currently focusing on mapping and defining regional opportunities and we plan to execute a geophysical survey at Tsumeb Block, conduct exploratory drilling in Tsumeb East and define opportunities in the Namibian Kalahari Copperbelt throughout 2024.

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Magistral	An amendment to the EIA was submitted to the Ministry of the Environment (SENACE) in the fourth quarter of 2021 for its assessment. In October 2023, we responded to SENACE inquiries. The amendment to the EIA is in the final approval stage and a decision is expected in 2024.
Hilarión

The most recent environmental study is the fifth modification to the Hilarión Project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. It was approved in 2020 and is valid until 2025.

The authorization for exploratory activities at the El Padrino deposit was extended until March 2024 and a detailed EIS was approved in 2020, which is valid until 2025.

Florida Canyon Zinc	The most recent environmental study is the fifth modification to the Florida Canyon Project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. It was approved in 2023 and is valid until 2028.

Mining Operations

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

In addition, in February 2019, the state of Minas Gerais enacted regulations that prohibit the construction of a new dam or the expansion of existing dams if communities are established within its self-rescue zone, an area encompassing the portion of the valley downstream of the dam where timely evacuation and intervention by the competent authorities in emergency situations is not possible. All of the tailings dams located in Minas Gerais have permission to operate, however, future licensing for new tailings storage facilities or new raises must consider any community in the hazardous zone. Due to the difficulty in licensing new dams in the state of Minas Gerais, in February 2023 we began industrial-scale testing the technology developed for dry stacking disposal at the Três Marias unit, which consists of filtering the waste pulp for subsequent disposal through the dry stacking process, as waste disposal in this unit was going directly to its tailings deposit. The initiative achieved excellent results, filtering an average of 74% of the operation’s material throughout the year. In December 2023, filtration reached more than 90% and from 2024 onwards, we expect filtration to reach between 95% and 100%. We expect that the Company will be able to utilize dry disposal in the future to reduce the risks for communities in the hazardous zones. Due to the promising progress of the dry disposal tests and the difficulties in licensing new dams and dam expansion projects, we canceled the licensing request that was in progress in Três Marias for the Central and West 1 module of the Murici Deposit to begin the licensing process of the dry stacking disposal.

In 2020, the mining authorities in Brazil enacted two regulations that establish new procedures related to dams. The first resolution (Resolução ANM 32/2020), decreed in May 2020, determines procedures to develop dam break studies and deadlines to update the Emergency Action Plan (“EAP”) depending on the dam class. This regulation updated previous mining agency standards. We have updated the dam break studies of all mining dams according to these procedures. The second resolution (Resolução ANM 51/2020), decreed in December 2020, defines procedures to certify the EAP. In 2022 the ANM enacted Resolution No. 95/2022, amended by Resolution No. 130/2023, which consolidates all dam safety standards by unifying and regulating the innovations promoted by Law No. 14,006/2020.

At the end of 2020, the Brazilian Federal Authorities decreed that the new dam safety law (Law No. 14,006/2020) updates the previous dam safety Law No. 12,334 enacted in 2010. Similar to the regulation enacted in February 2019, this new law defines that new upstream tailings dams and new raises are no longer permitted and, that the EAP is mandatory for all mining dams that store tailings. This law also limited the construction of new tailings dams if communities are established within its self-rescue zone. In this case, the mining company must remove the residents or reinforce the dam structure according to the technical solution approved by the ANM. In 2022, the mining authorities in Brazil enacted a regulation that establishes new procedures related to dams (Resolution ANM 95/2022), which consolidated the safety standards for mining dams, revoking several previous regulations (Ordinance DNPM No. 70,389/2017 and Resolutions ANM No. 13/2019, 32/2020, 40/2020, 51/2020 and 56/2021) and also regulated items by the national legislation (Law No. 14,066/2020), which modified the National Dam Safety Policy.

Mining Operations

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

In 2021, we began implementing the requirements covered by these regulations to all mining dams including certification of the EAP, staff safety trainings, and dam break simulations in accordance with the new regulation.

In 2022, Nexa revised the EAP for all mining dams to adapt to the new Brazilian regulations and considering the new EAP guidelines, detailed by specific terms of reference (Termos de Referência), which were published in 2021.We sent the EAP to all relevant public agencies and published the document on our website. In 2023, we also conducted the Compliance and Operational Evaluation (“COA”) of the EAP for mining, which consists of a legal requirement that aims to certify that the EAPs comply and adhere to the legislation and would be operational in practice in case of an emergency. Thus, the EAP was evaluated by an external company that issued the Compliance and Operability Report (“COR”) and Declaration of Conformity and Operability (“DCO”) of the EAP.

On December 30, 2023, the State of Minas Gerais published State Decree No. 48,747/2023, regulating the environmental recovery policies that companies are required to have in place in the event of an accident or deactivation of a dam, pursuant to a prior state law passed in 2019. Under State Decree No. 48,747/2023, any dams that meet the requirements established under the 2019 Dam Safety Policy law must have an environmental guarantee policy in place. Nexa estimates that it will require US$27.3 million to cover the applicable dams under this policy. The guarantee can be made by one of the following methods: (i) cash deposit; (ii) CDB; (iii) bank guarantee; or (iv) guarantee insurance. The Company has until March 29, 2024 to submit an environmental recovery proposal and must contract for 50% of the policy by December 31, 2024, 25% by December 31, 2025 and 25% by December 31, 2026 and expects to comply with this requirement.

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

El Porvenir’s tailings dam is currently supported by an authorization for operation up to an altitude of 4,064 meters above sea level (“masl”), which was granted by the Ministry of Energy and Mines on May 25, 2023, the previous authorization was for 4,062 masl. Activities to expand the El Porvenir’s tailings dam to an elevation up to 4,066 masl are underway and the approval process for the operation will begin in April 2024, and it is expected to last up to 3 months.

For more information, see “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

Nexa’s practices

We monitor tailings and waste dams in accordance with international best practice guidelines for management and project design based on criteria set by the International Commission on Large Dams (“ICOLD”) and the Canadian Dam Association (“CDA”) dam safety guidelines. In 2023, all of our tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying that these facilities are safe and stable. In Brazil, these certifications are carried out twice a year for mining and smelting dams. In Peru, they occur once a year. As of the date of this annual report, all tailings dams in Peru have undergone the certification process, and we concluded a technical report for these dams during the first half of 2023. In addition, all our dams and dry stacking structures are monitored under a system known as the Sistema de Gestão de Barragens ou Depósitos / Tailing Dam Management System (“SIGBAR/SIGDEP”), which consists of procedures, tools and key performance indicators, monthly reports and monitoring and analysis by an independent Geotechnical Engineer. The monitoring procedures include regular inspections, as well as internal and external audits.

Mining Operations

In addition to the above-mentioned policies and procedures, our SCP committee assists and advises our Board in supporting safe and sustainable business practices in our conduct and activities, as well as in reviewing technical, economic and social matters with respect to our projects.

In 2020, management reviewed the EAP for all mining dams in accordance with the new Brazilian regulations released midway through 2020 and we trained our internal team in these new procedures. New EAP guidelines, detailed by specific terms of reference, were published in April, May and June 2021. In 2022, all plans for the units in Brazil were reviewed and filed with their respective government’s environmental agencies, and as of the date of this annual report, approval is pending from the respective environmental agencies. In 2023, we began conducting engineering studies to confirm the construction method of inactive industrial waste containment structures that have been closed for more than 20 years.

For more information about our SCP committee and ESG initiatives, see Information on the Company—Environmental, Social and Governance (ESG) and corporate initiatives—Sustainability Committee and Reporting.”

We use four disposal options for tailings. Our preferred option is to convert part or all of the tailings material into a commercially viable product. We use this method at our Morro Agudo mine, where most of the tailings that we produce are ZinCal, a limestone rich in zinc that is used as fertilizer, which we sell, not requiring the disposal of tailings materials.

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

If neither the conversion nor the backfill method is available, we prefer to use the dry stacking method, which involves removing moisture from tailings and stacking them in layers to form an artificial mountain covered with soil and vegetation, causing it to integrate into the local landscape. We use the dry stacking and backfill methods at our Cerro Lindo mine in Peru since the startup of our mine. In 2019, we started operating a dry stacking facility, which substituted the tailings dam in Vazante. With this new structure, over 74.1% of our tailings disposal is done either through backfill or dry staking, reducing our exposure to dams. We are currently developing the backfill and dry stacking methods at our Aripuanã unit, which began the ramp-up in July 2022, and in February 2023 we started industrial-scale testing for dry stacking disposal at the Três Marias unit.

When neither of these three methods is possible, we use tailings dams. The dam acts as a solid barrier engineered to prevent the tailings material from escaping to the environment around the mine. We use this method in Peru at our El Porvenir and Atacocha mines and at our Cajamarquilla smelter, and in Brazil at our Vazante and Morro Agudo mines and Juiz de Fora and Três Marias smelters. We also use a combination of the backfill method and tailings dams at our El Porvenir and Atacocha mines in Peru. At the Aripuanã mine, we have built a water dam to supply water to our plant. This dam is engineered with borrowed material and uses the technical control of compaction of the soil.

We currently raise our tailings dams using the following two methods: (i) the downstream method, where the building material is disposed downstream of the crest of the dam body; and (ii) the center-line method, where the building material is disposed partially downstream and partially upstream of the crest of the dam body, while maintaining the same centerline of the crest. Historically, we have also used the upstream method – where the building material is disposed upstream of the crest of the dam body – in certain instances.

In addition, we also use effluent dams, which are dams used to treat water that contains tailings particles or other solid particles. The effluent dams separate the tailings particles or other solid particles from the water by retaining the particles and releasing the clean water downstream. Finally, we use products dams for the provisional storage of ZinCal prior to its sale.

Mining Operations

We currently have 24 active and 25 inactive disposal facilities (including tailings dams, dry stacking facilities, effluent dams and products dams), 24 located in Peru and 24 located in Brazil, and we also have one water storage dam at the Aripuanã unit. The following is an overview of the dams we have in place at our principal mining and smelting facilities:

Peru

•	At Cerro Lindo, we have no tailings dams, and tailings are disposed of using a combination of the backfill method, two dry stacking structures and two effluent dams.
•	At El Porvenir and Atacocha, tailings are disposed of using a combination of the backfill method and tailings dams; there are two tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At Cajamarquilla, there are three tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At the Chapi mine property, which is currently inactive, there are five non-operational tailings dams.
•	At the Sinaycocha property, which is part of our Atacocha mine property, there are two non-operational tailings dams.

Brazil

•	At Morro Agudo, most tailings are converted for sale, and the product is stored temporarily at two products dams until it is sold. A separate tailings dam is used to store tailings that are not convertible into product.
•	At Vazante, tailings are disposed of using a combination of tailings dams and dry stacking; there is one tailings dam and two effluent dams in active use.
•	At Juiz de Fora, there is one tailings dam in active use, three effluent dams in active use and six non-operational waste dams, one is in the commissioning process and the other five have been decommissioned since 2002.
•	At Três Marias, there are three waste dams in active use and three non-operational tailings dams, which are in the process of being decommissioned.

Smelting Operations

Smelting operations

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity	Metallic Zinc Production in 2023	Zinc Oxide Production in 2023	Other Products
				(in tonnes of refined zinc per year)	(in tonnes of zinc metal available for sale, includes alloys)	(in tonnes of zinc oxide)
Cajamarquilla	Peru	RLE	Metallic zinc (SHG, CGG jumbos and alloys)	344,436	323,059	0	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac) and zinc oxide	192,199	148,354	33,966	Cadmium and cobalt cement
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	96,923	82,147(1)	0	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				633,588	553,559	33,966

(1)	Including 1,768 tonnes of zinc cathodes transferred from Três Marias.

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

Smelter sales

We produce various kinds of refined zinc products. In 2023, we sold a total of 556.0 thousand tonnes of our metallic zinc line of products (including SHG, CGG jumbos, alloys, Galvalume and Zamac). In addition, we commercialized 33.9 thousand tonnes of zinc oxide at 80.0% standard zinc content in 2023, totaling 589.8 thousand tonnes of zinc metal products sold.

In March 2021, our calcine supplier in Peru shut down its facility, reducing our calcine availability and, consequently, impacting our production and sales going forward. Since 2022, we are mitigating part of this supply decrease by sourcing raw materials from other suppliers.

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America and the only zinc smelter in Latin America outside Mexico and Brazil, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 344.4 thousand tonnes of metallic zinc, the Cajamarquilla smelter produced 323.1 thousand tonnes of zinc metal available for sale in 2023. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine and waelz oxide processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

The Cajamarquilla smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2023, the Cajamarquilla smelter consumed 341.0 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 27.2% of zinc contained in concentrates from our mines, 68.5% of zinc contained in concentrates from third parties and 4.3% from secondary raw material.

Smelting Operations

In 2023, the Cajamarquilla smelter sold approximately 326.4 thousand tonnes of metallic zinc, of which 30.6 % of the volume was sold to Latin America (including Mexico), 19.6% to Europe, 14.7% to the United States, 20.1% to international traders and 15.1% to Asia. The Cajamarquilla smelter also produces sulfuric acid, silver concentrate, copper cement, manganese dioxide, oxides (ashes) and cadmium sticks. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Cajamarquilla for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
Input (in tonnes)
Zinc Contained in Concentrate from Our Mines	92,827	104,150	130,614
Zinc Contained in Concentrate from Third Parties	233,425 14,745	239,587 17,081	213,703 9,583
Secondary Raw Material
Total Inputs	340,996	360,819	353,899
Zinc Recovery (%)	93.8	94.7	94.3

Brownfield project

Conversion to Jarosite process

In 2017, we announced our intention to convert our Cajamarquilla smelter to the Jarosite process, which would allow for the recovery of a greater percentage of zinc. The project was estimated to improve the zinc recovery rate by 3.0% at the Cajamarquilla smelter. We initiated the construction phase in 2018 and in December 2019, the implementation of the conversion process was suspended due to problems with contractors and suppliers. We wrote off our investment and the project remained on hold following our capital allocation strategy. In 2023, our internal technical and engineering teams considered the engineering studies of the project and detailed engineering was updated. In 2024, we expect to continue working on the execution plan, enhancing the detailing around the piping tie-ins and conducting constructability exercises to optimize the project’s schedule and guarantee operational alignment with the maintenance intervention program. Further decisions on the advancement of this project will remain under review, taking into consideration our capital allocation strategy for the upcoming years.

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 250 km from the Morro Agudo mine and 253 km from the Vazante mine and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from the Morro Agudo and Aripuanã mines, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operations of the Vazante, Morro Agudo and Aripuanã mines, and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 192.2 thousand tonnes of refined metal per year. Production in 2023 totaled 182.3 thousand tonnes of zinc metal and oxide available for sale.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2023, the Três Marias smelter consumed 192.1 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 87.3% of zinc contained in concentrates from our mines, 11.7% of zinc contained in concentrates from third parties and 1.0% from secondary raw material.

In 2023, Três Marias sold approximately 147.1 thousand tonnes of metallic zinc and 33.9 thousand tonnes of zinc oxide, of which 65.2% of the volume was sold to Latin America (including Mexico), 14.1% to international traders, 18.2% to Africa, 1.2% to Asia and 1.4% to Europe. The Três Marias smelter also produces copper/cobalt cement, Oxides (ashes) and cadmium briquettes. These products are sold to local customers.

Smelting Operations

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed and fertilizer industries. In 2023, the production of zinc oxide was approximately 34.0 thousand tonnes. In zinc content, approximately 73.3% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 26.7% of raw material from third parties, in the form of dross and skims, to produce zinc oxide as well as the generation of by-products.

In 2021, the request for environmental licensing for a new expansion of the Três Marias tailings dam was submitted to the environmental agency of the state of Minas Gerais. In 2023, we advanced with the waste dry disposal system on an industrial scale, which consists of filtering the waste pulp for subsequent disposal through the dry stacking process, as waste disposal in this unit was going directly to its tailings deposit. The initiative achieved excellent results, filtering an average of 74% of the operation’s material throughout the year. In December 2023, filtration reached more than 90% and from 2024 onwards, we expect filtration to reach between 95% and 100%. Due to the progress of the dry stacking disposal tests and difficulties in licensing new dams and dam expansion projects, we canceled the licensing request that was in progress in Três Marias for the Central and West 1 module of the Murici Deposit to begin the licensing process of the dry stacking disposal. We expect to begin the licensing process in the first half of 2024 and subsequently will submit the license for government approval. For more information, see “Mining Operations—Tailings Disposals—Regulatory framework.” See also “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

The following table presents the historical concentrates processed and zinc recovery rate in Três Marias for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	167,726	146,006	161,070
Zinc Contained in Concentrate from Third Parties	22,430	38,319	30,148
Secondary Raw Material	1,976	3,320	3,231
Total Inputs	192,132	187,645	194,449
Zinc Recovery (%)	90.1	91.6	94.7

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 96.9 thousand tonnes of metallic zinc per year. In 2023, Juiz de Fora produced 82.1 thousand tonnes of zinc metal available for sale. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2023, the Juiz de Fora smelter consumed 87.4 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 41.7% of zinc contained in concentrates from our mines, 41.8% of zinc contained in concentrates from third parties and 16.5% from secondary raw material.

In 2023, the Juiz de Fora smelter sold approximately 82.5 thousand tonnes of metallic zinc, of which 86.1% of the volume was sold to Latin America (including Mexico) and 13.9% to international traders outside of Latin America. This Juiz de Fora smelter also produces sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash. These products are sold primarily to international traders and local customers.

In 2023, 2022 and 2021, although we had planned and unplanned maintenances, the Juiz de Fora Smelter operated at high-capacity utilization rates.

Smelting Operations

The following table presents the historical concentrates processed and zinc recovery rate in Juiz de Fora for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	36,460	27,874	27,873
Zinc Contained in Concentrate from Third Parties	36,515	43,419	40,704
Secondary Raw Material	14,419	17,554	16,356
Total Inputs	87,394	88,847	84,933
Zinc Recovery (%)	93.6	93.1	93.6

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

All the zinc concentrates produced at our Aripuanã mine are transported by road to the Três Marias and Juiz de Fora smelters. The mine also produces lead and copper concentrates, which are either loaded into containers at the mine or transported by road to the Rondonópolis warehouse to be loaded into containers and are then transported using trucks and trains to the Terminal in Santos, São Paulo, Brazil. A small portion of zinc, and all lead and copper concentrates are then shipped to foreign customers.

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

Other Operations

We ship all our refined zinc and silver concentrate exports in containers. Transportation of this material is covered by annual agreements with the liner shipping providers, which are responsible for 90.0% of these shipments.

Sales and marketing

We sell most of our products through supply contracts with terms between one and three years. Only a small portion of our products is sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF, FOB and other delivery terms based on Incoterms 2010/2020. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end users and global traders. As a result, we can obtain competitive commercial terms for our products in the long term. In 2023, our top 10 metallic zinc customers represented approximately 58.0% of the total sales volume for such products, with our top 10 zinc oxide customers representing 57.0% of the total sales volume for that product, and our top five concentrate customers represented approximately 87% of the total sales volume for such products, in each case excluding intercompany sales.

Concentrates

In 2023, 94.5% of our total production volume of zinc concentrates went to our smelting operations in Peru and Brazil. In 2023, we sold Zinc concentrates produced from our Peruvian and Brazilian operations to third-party customers. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements, and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2023, 47.9% of the total zinc raw material consumption in our smelters was produced by our mines and 52.1% was purchased from third parties or obtained from secondary raw materials (excluding oxide).

Refined Metals

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•	São Paulo, Brazil;
•	Lima, Peru;
•	Houston, United States; and
•	Luxembourg, Grand Duchy of Luxembourg.

We hold a leadership position in our home market, Latin America (excluding Mexico), with an estimated market share of 78.3% in 2023, according to our sales volume, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In other regions, we hold a strategic position, with estimated market share of 26.2% in Africa, 4.0% in North America, 3.4% in Europe and 0.6% in Asia, according to our sales volumes, import databases and demand forecasts sourced from specialized consultancy groups and customs websites.

In 2023, 71.5% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 28.5% of our total sales were to international traders. Our products are sold to end users in the transport, construction, infrastructure, consumer goods and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2023, 48.9% were to Latin America (including Mexico), 11.3% to Europe, 8.1% to the United States, 5.6% to Africa and 8.7% to Asia, with the remaining 17.4% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month or month prior to shipment.

Other Operations

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 27 different by-products, most of which are sold based on the characteristics of each market or region.

Power and energy supply

Peru

We contracted for 97.4% (1,835.2 GWh) of energy for our operations in our Peruvian operating units from the SEIN and consumed 100% (1,835.2 GWh) of this energy. The other 2.6% (49.7 GWh) of the energy for our Peruvian operating units was obtained from our own hydroelectric power plants, the Cajamarquilla cogeneration power plant and the micro solar generation in Cajamarquilla. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 9,726 kilowatts, or kW.

We have contracts with Electroperú S.A., a well-known Peruvian state-owned company, which cover 100% (277.5 GWh), 100% (121.7 GWh) and 49.2% (29.3 GWh) of the energy requirements for our Cerro Lindo, El Porvenir and Atacocha units, respectively. In 2023, we consumed 100% of the energy acquired through these contracts.

In June 2021, a spot contract was signed with Kallpa Generación S.A. for the supply of energy to the Cajamarquilla unit. In 2023, 2.9% (40.7 GWh) of the energy requirements for our operations in Cajamarquilla was contracted from Kallpa Generación and 100% of this energy was consumed.

The following table sets forth the energy sources and energy consumption with respect to our Peruvian operating units in 2023.

Operating Unit	Energy Source	Total Energy Consumed in 2023 (GWh)	Percentage of Total Energy Usage in 2023
Third Party
Cerro Lindo	Third Party (Electroperú S.A.)	277.5	15.1%
El Porvenir	Third Party (Electroperú S.A.)	121.7	6.6%
Atacocha	Third Party (Electroperú S.A.)	29.3	1.6%
Cajamarquilla	Third Party (Kallpa Generación S.A.)	40.7	2.2%
Cajamarquilla	Third Party (Electroperú S.A.)	1,366.0	74.5%
Total Energy Usage		1,835.2	100%
Own Power Plant
El Porvenir	Own Power Plant (Candelaria)	0.0	0.0%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	30.3	61.0%
Cogeneration CJM	Two steam turbines with HRSG from tostación	19.4	39.0%
Total Energy Usage		49.7	100%

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.8 MW.

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga River. The plant has been operating since 1957 and its installed rated capacity is 5.9 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1953, and was overhauled in 1984, increasing its installed rated capacity of 1.2 MW. Since the beginning of 2020, Marcopampa has been shut off indefinitely. During 2023, Atacocha consumed 30.3 GWh from these plants, which represented approximately 50.8% of the energy usage of the mine.

Other Operations

Brazil

With respect to our Brazilian operations, as of December 31, 2023, energy supply comes from various contracts, and our subsidiary Pollarix S.A (“Pollarix”).

The five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests: a 22.4% equity participation in Enercan (Campos Novos hydroelectric power plant), a 100.0% ownership of the hydroelectric power plant Picada located in Minas Gerais, a 12.6% equity participation in the Amador Aguiar I, a 12.6% equity participation in the Amador Aguiar II and a 23.9% equity participation in the Igarapava. These plants have hydroelectric power facilities in the states of Minas Gerais, Santa Catarina and São Paulo. The hydroelectric power plants of Pollarix provide energy to the five operating units (Vazante, Morro Agudo, Três Marias, Juiz de Fora and Aripuanã).

The only activity of Pollarix is to own our energy assets and sell energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.3% of its total share capital. The remaining shares are preferred shares with limited voting rights, which are owned by Auren Energia S.A (“Auren”). Under the terms of the preferred shares, Auren is entitled to dividends per share equal to 1.93 times the dividends per share payable on the common shares. See “Operating and financial review and prospects—Overview—Key factors affecting our business and results of operations—Operating costs and expenses—Energy costs.”

In November 2023, Nexa finalized a contract rearrangement with Pollarix, in which the energy delivery from the hydroelectric plants (Picada, Igarapava and Amador Aguiar) was centralized through Pollarix. Pollarix is responsible for transferring the energy to Nexa, guaranteeing the right to self-production. In 2023, Pollarix provided 124.8 GWh of energy, which represented 7.3% of Nexa’s total energy purchased.

We have a contract with Auren, which provides energy from several energy generation sites to all Nexa operations in Brazil. In 2023, Auren provided a total of supply of 6.9 MWavg of energy, representing 3.5% of Nexa’s total energy purchased.

In January 2020, we began a 15-year energy supply agreement with Furnas, a Brazilian energy company, controlled by Eletrobras, to help address the increased energy demand in our operations. Nexa Brazil currently consumes nearly all the energy supplied by Pollarix and Auren in its existing operations. Furnas provides energy to the four operating units (Vazante, Morro Agudo, Três Marias and Juiz de Fora).

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2023.

Operating Unit	Energy Source	Total Energy Consumed in 2023 (GWh)	Percentage of Total Energy Usage in 2023
Third Party and Own Power Plants	Pollarix S.A, Furnas S.A., Auren and Market
Morro Agudo		78.9	4.8%
Vazante		297.6	18.2%
Três Marias		751.0	46.0%
Juiz de Fora		410.4	25.2%
Aripuanã		93.9	5.8%
Total Energy Usage		1,631.8	100%

Other Operations

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River, in the state of Santa Catarina. The plant has an installed capacity of 880 MW and has been authorized by the Brazilian Energy Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL), to produce 382.2 MWavg. During 2023, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 676.5 GWh from Campos Novos, which represented approximately 39.7% of our total energy purchased.

Picada

Picada is a hydroelectric plant located along the Peixe River in the state of Minas Gerais. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 29.6 MWavg. During 2023, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 211.5 GWh, which represented 12.4% of our total energy purchased.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River in the state of Sao Paulo. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 127.5 MWavg. During 2023, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 218.4 GWh from Igarapava, which represented approximately 12.8% of our total energy purchased.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River in the state of Minas Gerais. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 146.7 MWavg. During 2023, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 132.8 GWh from Amador Aguiar I, which represented 7.8% of our total energy purchased.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River in the state of Minas Gerais. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 125.2 MWavg. During 2023, our Morro Agudo, Vazante, Três Marias and Juiz de Fora units acquired 113.4 GWh from Amador Aguiar II, which represented 6.7% of our total energy purchased.

Mineral Reserves and Resources

MINERAL RESERVES AND RESOURCES

Disclosure of Mineral Reserves and Resources

Registrants engaged in mining operations must comply with Regulation S-K Subpart 1300 ("S-K 1300" or the "SEC Mining Modernization Rules"), which came into force on January 1, 2021. S-K 1300 governs the mineral property disclosure requirements for mining registrants.

For the meanings of certain technical terms used in this prospectus, see “Additional Information—Glossary.”

As a reporting issuer in Canada, we are also subject to Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”), which is an instrument administered by the provincial and territorial securities regulatory authorities that governs how issuers in Canada disclose scientific and technical information about their mineral projects to the public. NI 43-101 imposes certain requirements in respect of such disclosure, including the requirement to have prescribed information prepared by, or under the supervision of, a Qualified Person and the filing of NI 43-101 technical reports in the prescribed circumstances. Any reference to a NI 43-101 report is for informational purposes only, and such reports are not incorporated herein by reference.

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

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of life of mine included in this annual report have been prepared by the Qualified Persons referred to herein, and in accordance with the technical definitions established by the SEC Under S-K 1300:

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

Other Operations

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

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or mining plans. During 2023, we performed an analysis of our reserves and resources estimates for certain operations, which is reflected in new estimates as of December 31, 2023. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates have been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to our estimates of Mineral Reserves and Resources, see “Risk factors—Risks related to our Mineral Reserves and Resources.”

Other Operations

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2023, prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine does not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Proven	21.83	1.68	0.61	21.2	0.20	-	367.1	132.6	14,863	44.1	-
		Probable	12.52	1.15	0.45	25.2	0.24	-	144.3	56.8	10,154	29.9	-
		Subtotal	34.36	1.49	0.55	22.6	0.22	-	511.4	189.4	25,017	74.1	-
Vazante (4)	100	Proven	5.49	9.84	-	17.1	0.23	-	539.8	-	3,023	12.5	-
		Probable	5.85	9.40	-	10.7	0.19	-	549.7	-	2,003	11.3	-
		Subtotal	11.33	9.62	-	13.8	0.21	-	1,089.5	-	5,206	23.8	-
Vazante Aroeira Tailings (5)	100	Proven	-	-	-	-	-	-	-	-	-	-	-
		Probable	2.11	4.12	-	7.6	0.25	-	87.0	-	518	5.2	-
		Subtotal	2.11	4.12	-	7.6	0.25	-	87.0	-	518	5.2	-
El Porvenir (6)	83.48	Proven	3.27	4.09	0.24	75.2	1.29	-	133.8	7.9	7,908	42.0	-
		Probable	8.96	4.11	0.22	72.1	1.17	-	368.7	20.0	20,760	104.6	-
		Subtotal	12.23	4.11	0.23	72.9	1.20	-	502.5	28.0	28,667	146.6	-
Atacocha (Underground) (7)	75.96	Proven	1.30	3.86	0.34	84.9	1.45	-	50.0	4.4	3,535	18.7	-
		Probable	3.01	4.54	0.43	77.7	1.29	-	136.6	12.8	7,509	38.8	-
		Subtotal	4.30	4.33	0.40	79.8	1.34	-	186.5	17.2	11,044	57.5	-
Atacocha (Open pit) (8)	75.96	Proven	1.45	1.02	-	38.2	1.16	0.25	14.8	-	1,178	16.9	11.5
		Probable	1.88	0.97	-	32.4	1.14	0.29	18.2	-	1,958	21.4	17.4
		Subtotal	3.33	0.99	-	34.9	1.15	0.27	33.1	-	3,737	38.2	28.9
Aripuanã (9)	100	Proven	6.43	3.83	0.21	33.8	1.40	0.28	246.2	13.8	6,993	90.0	57.1
		Probable	24.64	4.48	0.13	42.4	1.73	0.21	1,105.0	31.8	33,610	427.3	167.3
		Subtotal	31.07	4.35	0.15	40.6	1.66	0.22	1,351.3	45.6	40,602	517.2	224.4
Total		Proven	39.77	3.40	0.40	29.8	0.56	0.06	1,351.7	159.1	38,100	224.2	68.7
		Probable	58.96	4.09	0.21	40.4	1.08	0.10	2,409.7	122.1	76,511	638.5	184.7
		Total	98.73	3.81	0.28	36.1	0.87	0.08	3,761.3	281.3	114,611	862.7	253.3

Notes:

* Numbers may not add due to rounding.

* The point of reference for Mineral Reserves in this table is mill feed materials.

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Other Operations

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2023 prepared in accordance with Subpart 1300 of Regulation S-K. The Morro Agudo mine does not have known Mineral Reserves under Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold

	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Proven	26.15	1.68	0.61	21.2	0.20	-	439.7	158.8	17,803	52.8	-
		Probable	15.00	1.15	0.45	25.2	0.24	-	172.9	68.1	12,163	35.9	-
		Subtotal	41.15	1.49	0.55	22.6	0.22	-	612.6	226.9	29,966	88.7	-
Vazante (4)	100	Proven	5.49	9.84	-	17.1	0.23	-	539.8	-	3,023	12.5	-
		Probable	5.85	9.40	-	10.7	0.19	-	549.7	-	2,003	11.3	-
		Subtotal	11.33	9.62	-	13.8	0.21	-	1,089.5	-	5,206	23.8	-
Vazante Aroeira Tailings (5)	100	Proven	-	-	-	-	-	-	-	-	-	-	-
		Probable	2.11	4.12	-	7.6	0.25	-	87.0	-	518	5.2	-
		Subtotal	2.11	4.12	-	7.6	0.25	-	87.0	-	518	5.2	-
El Porvenir (6)	83.48	Proven	3.92	4.09	0.24	75.2	1.29	-	160.3	9.5	9,472	50.3	-
		Probable	10.73	4.11	0.22	72.1	1.17	-	441.6	24.0	24,867	125.3	-
		Subtotal	14.65	4.11	0.23	72.9	1.20	-	601.9	33.5	34.338	175.7	-
Atacocha (Underground) (7)	75.96	Proven	1.71	3.86	0.34	84.9	1.45	-	65.8	5.7	4,654	24.6	-
		Probable	3.96	4.54	0.43	77.7	1.29	-	179.8	16.9	9,886	51.1	-
		Subtotal	5.66	4.33	0.40	79.8	1.34	-	245.6	22.6	14,540	75.7	-
Atacocha (Open pit) (8)	75.96	Proven	1.91	1.02	-	38.2	1.16	0.25	19.5	-	2,342	22.2	15.2
		Probable	2.47	0.97	-	32.4	1.14	0.29	24.0	-	2,577	28.1	22.9
		Subtotal	4.38	0.99	-	34.9	1.15	0.27	43.5	-	4,919	50.3	38.1
Aripuanã (9)	100	Proven	6.43	3.83	0.21	33.8	1.40	0.28	246.2	13.8	6,993	90.0	57.1
		Probable	24.64	4.48	0.13	42.4	1.73	0.21	1,105.0	31.8	33,610	427.3	167.3
		Subtotal	31.07	4.35	0.15	40.6	1.66	0.22	1,351.3	45.6	40,602	517.2	224.4
Total		Proven	45.60	3.23	0.41	30.2	0.55	0.05	1,471.2	188.5	44,286	252.5	72.3
		Probable	64.76	3.95	0.22	41.1	1.06	0.09	2,560.2	141.6	85,623	684.2	190.2
		Total	110.36	3.65	0.30	36.6	0.85	0.07	4,031.4	330.1	129,910	936.7	262.5

Notes:

* Numbers may not add due to rounding.

Other Operations

* The point of reference for Mineral Reserves in this table is mill feed materials.

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

(1)	The total tonnage and content amounts presented in this table represent Nexa’s attributable ownership basis.

(2)	The total amounts and content presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the Mineral Reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at an NSR break-even cut-off value of US$40.86/t processed. Some incremental material with values between US$32.99/t and US$40.86/t was included. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 88.36% for Zn, 85.23% for Cu, 66.53% for Pb, and 68.78% for Ag. A minimum mining width of 5.0 m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain.

(4)	The Qualified Person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$66.31/t processed. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 87.19% for Zn, 23.93% for Pb, and 42.00% for Ag. A minimum mining width of 4.0 m was applied.

(5)	The Qualified Person for the Mineral Reserves estimate is Vitor Marcos Teixeira de Aguilar, B.Eng., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$25.44/t processed. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Vazante Aroeira Tailings average head grades are 67.86% for Zn, 40.74% for Pb, and 42.00% for Ag. A minimum mining unit of 10 m x 10m x 2 was applied.

(6)	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at NSR cut-off grade values ranging from US$63.77/t to US$67.04/t for SLS areas and US$65.77/t to US$69.04/t for C&F areas depending on the zone. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grade are 89.21% for Zn, 14.60% for Cu, 80.01% for Pb, and 77.51% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

(7)	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at NSR cut-off grade values ranging from US$69.00/t for SLS areas and US$71.07/t for C&F areas depending on the zone. A number of incremental material (with values between US$45.09/t and US$69.00/t for SLS and values between US$47.16/t and US$71.07/t for C&F mining) were included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); copper: US$7,669.61/t (US$3.48/lb); lead: US$2,000.29/t (US$0.91/lb); and silver: US$21.17/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 77.51% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

(8)	The Qualified Person for the Mineral Reserves estimate is SLR Consulting (Canada) Ltd., an independent mining consulting firm. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off values of US$16.21/t. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); silver: US$21.17/oz; and gold: US$1,630.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average heads grade are 70.44% for Zn, 83.97% for Pb, 75.76% for Ag and 65.46% for Au.

Other Operations

(9)	The Qualified Person for the Mineral Reserves estimate is Vitor Ferraz Viana, B.Eng., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR break-even cut-off value of US$63.40/t processed was estimated from forecasted operating costs and some incremental material between US$49.20/t and US$63.40/t was included. A minimum mining width of 4.0 m was used. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. Mineral Reserves estimates are based on average long-term metal prices of: zinc: US$2,799.04/t (US$1.27/lb); lead: US$2,000.29/t (US$0.91/lb); silver: US$21.17/oz; and gold: US$1,630.93/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical testworks and are variable as a function of head grade and oretype. Recoveries at Life of Mine average head grades for a Mix of 80% Stratabound and 20% Stringer material are 90.06% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum mining width of 4.0 m was applied.

Other Operations

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2023 prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Measured	3.67	1.93	0.65	23.1	0.24	-	70.9	23.9	2,728	8.8	-
		Indicated	2.75	1.06	0.47	24.4	0.22	-	29.2	12.9	2,161	6.1	-
		Subtotal	6.43	1.56	0.57	23.7	0.23	-	100.1	36.8	4,889	14.9	-
		Inferred	7.75	1.54	0.25	32.6	0.42	-	119.3	19.4	8,119	32.6	-
Vazante (4)	100	Measured	0.48	8.40	-	12.4	0.25	-	40.3	-	191	1.2	-
		Indicated	1.40	9.64	-	4.0	0.08	-	135.0	-	182	1.1	-
		Subtotal	1.88	9.32	-	6.2	0.12	-	175.3	-	373	2.3	-
		Inferred	12.77	10.27	-	12.9	0.21	-	1,311.0	-	5,289	27.4	-
Vazante Aroeira Tailings (4)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-	-	-	-	-	-
		Subtotal	-	-	-	-	-	-	-	-	-	-	-
		Inferred	0.66	4.21	-	7.9	0.25	-	27.8	-	167	1.7	-
El Porvenir (5)	83.48	Measured	0.55	3.47	0.27	57.7	0.95	-	19.1	1.5	1,023	5.3	-
		Indicated	2.69	3.25	0.20	63.2	0.97	-	87.4	5.3	5,460	26.0	-
		Subtotal	3.24	3.29	0.21	62.2	0.97	-	106.5	6.8	6,483	31.3	-
		Inferred	9.23	3.83	0.24	82.9	1.32	-	353.6	22.1	24,602	121.9	-
Atacocha (Underground) (6)	75.96	Measured	0.80	3.47	0.27	55.0	0.98	-	27.6	2.1	1,411	7.8	-
		Indicated	1.91	3.30	0.36	54.9	0.92	-	63.2	6.9	3,379	17.6	-
		Subtotal	2.71	3.35	0.33	54.9	0.94	-	90.8	9.0	4,790	25.4	-
		Inferred	6.12	4.09	0.56	77.3	1.21	-	250.4	34.3	15,216	74.1	-
Atacocha (Open pit) (7)	75.96	Measured	1.37	1.28	-	31.4	0.87	0.19	17.5	-	1,381	11.9	8.4
		Indicated	2.95	1.05	-	29.0	0.90	0.24	30.9	-	2,747	26.5	22.7
		Subtotal	4.31	1.12	-	29.8	0.89	0.22	48.4	-	4,128	38.4	31.1
		Inferred	1.29	1.27	-	32.7	1.15	0.22	16.4	-	1,357	14.9	9.1
Aripuanã (8)	100	Measured	0.35	2.60	0.39	23.1	0.86	0.36	9.1	1.4	260	3.0	4.1
		Indicated	5.19	3.95	0.18	35.0	1.46	0.27	205.0	9.3	5,840	75.8	45.1
		Subtotal	5.54	3.86	0.19	34.2	1.42	0.28	214.1	10.7	6,100	78.8	49.2
		Inferred	38.75	3.47	0.33	45.7	1.39	0.43	1,344.6	127.9	56,935	538.6	535.7
Total		Measured	7.22	2.56	0.40	30.1	0.53	0.05	184.5	28.9	6,994	38.1	12.5
		Indicated	16.89	3.26	0.20	36.4	0.91	0.12	550.7	34.5	19,769	153.2	67.8
		Total	24.11	3.05	0.26	34.5	0.79	0.10	735.2	63.4	26,763	191.3	80.3
		Inferred	76.57	4.47	0.27	45.4	1.06	0.22	3,423.2	203.6	111,686	811.1	544.8

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

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Other Operations

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2023 prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.48	Measured	4.40	1.93	0.65	23.1	0.24	-	84.9	28.6	3,268	10.6	-
		Indicated	3.30	1.06	0.47	24.4	0.22	-	35.0	15.5	2,589	7.3	-
		Subtotal	7.70	1.56	0.57	23.7	0.23	-	119.9	44.1	5,857	17.9	-
		Inferred	9.28	1.54	0.25	32.6	0.42	-	142.9	23.2	9,726	39.0	-
Vazante (4)	100	Measured	0.48	8.40	-	12.4	0.25	-	40.3	-	191	1.2	-
		Indicated	1.40	9.64	-	4.0	0.08	-	135.0	-	182	1.10	-
		Subtotal	1.88	9.32	-	6.2	0.12	-	175.3	-	373	2.3	-
		Inferred	12.77	10.27	-	12.9	0.21	-	1,311.0	-	5,289	27.4	-
Vazante Aroeira Tailings (4)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-	-	-	-	-	-
		Subtotal	-	-	-	-	-	-	-	-	-	-	-
		Inferred	0.66	4.21	-	7.9	0.25	-	27.8	-	167	1.7	-
El Porvenir (5)	83.48	Measured	0.66	3.47	0.27	57.7	0.95	-	22.9	1.8	1,225	6.3	-
		Indicated	3.22	3.25	0.20	63.2	0.97	-	104.7	6.4	6,540	31.2	-
		Subtotal	3.88	3.29	0.21	62.2	0.97	-	127.6	8.2	7,765	37.5	-
		Inferred	11.06	3.83	0.24	82.9	1.32	-	423.6	26.5	29,471	146.0	-
Atacocha (Underground) (6)	75.96	Measured	1.05	3.47	0.27	55.0	0.98	-	36.4	2.8	1,857	10.3	-
		Indicated	2.52	3.30	0.36	54.9	0.92	-	83.2	9.1	4,448	23.2	-
		Subtotal	3.57	3.35	0.33	54.9	0.94	-	119.6	11.9	6,305	33.5	-
		Inferred	8.06	4.09	0.56	77.3	1.21	-	329.7	45.1	20,031	97.5	-
Atacocha (Open pit) (7)	75.96	Measured	1.80	1.28	-	31.4	0.87	0.19	23.0	-	1,818	15.7	11.0
		Indicated	3.88	1.05	-	29.0	0.90	0.24	40.7	-	3,616	34.9	29.9
		Subtotal	5.68	1.12	-	29.8	0.89	0.22	63.7	-	5,434	50.6	40.9
		Inferred	1.70	1.27	-	32.7	1.15	0.22	21.6	-	1,787	19.6	12.0
Aripuanã (8)	100	Measured	0.35	2.60	0.39	23.1	0.86	0.36	9.1	1.4	260	3.0	4.1
		Indicated	5.19	3.95	0.18	35.0	1.46	0.27	205.0	9.3	5,840	75.8	45.1
		Subtotal	5.54	3.86	0.19	34.2	1.42	0.28	214.1	10.7	6,100	78.8	49.2
		Inferred	38.75	3.47	0.33	45.7	1.39	0.43	1,344.6	127.9	56,935	538.6	535.7
Total		Measured	8.74	2.48	0.40	30.7	0.54	0.05	216.6	34.6	8,619	47.1	15.1
		Indicated	19.51	3.09	0.21	37.0	0.89	0.12	603.6	40.3	23,215	173.5	75.0
		Total	28.25	2.90	0.27	35.0	0.78	0.10	820.2	74.9	31,834	220.6	90.1
		Inferred	82.28	4.38	0.27	46.6	1.06	0.21	3,601.2	222.7	123,406	869.8	547.7

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Other Operations

(1)	The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(3)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$40.86/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 88.36% for Zn, 85.23% for Cu, 66.53% for Pb, and 68.78% for Ag. A minimum mining width of 4 m was used to create resource shapes. Bulk density varies depending on mineralization domain.

(4)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (Calamine) the resources are estimated at a NSR cut-off value of US$27.91/t for soil and US$32.92/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated ate a NSR cut-off value of US$29.06/t and for Hypogene Mineralization (Willemite) a cut-off value of US$66.31/t for all resources shapes. Mineral Resources are estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average hypogene mineralization (Willemite) head grades are 87.19% for Zn, 23.93% for Pb, and 42.00% for Ag. Recovery at Life of Mine average supergene mineralization head grade is 55.00% for Zn. Recoveries at Life of Mine average Aroeira Tailings head grades are 67.86% for Zn, 40.74% for Pb and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for Calamine and above original topography for tailings was applied. Bulk density was assigned based on rock type.

Other Operations

(5)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at NSR cut-off grade values ranging from of US$63.77/t to US$67.04/t for SLS areas and US$65.77/t to US$69.04for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 89.21% for Zn, 14.60% for Cu, 80.01% for Pb, and 77.51% for Ag. A minimum mining width of 4.0 m was used for C&F and a minimum mining width of 3.0 m was used for SLS resource stopes shapes respectively. Bulk density varies depending on mineralization domain.

(6)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a NSR cut-off value of US$69.00/t for SLS, and US$71.07/t for C&F. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); and silver: US$24.35/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 77.51% for Ag. A minimum mining width of 4.0 m was used for C&F and a minimum mining width of 3.0 m was used for SLS resource stopes shapes respectively. Density was assigned based on rock type.

(7)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$22.44/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); lead: US$2,300.33/t (US$1.04/lb); silver: US$24.35/oz; and gold: US$1,875.57/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 70.44% for Zn, 83.97% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral resources are reported within open pit shell. Density was assigned based on rock type.

(8)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources reported using a cut-of value of US$63.40/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb); copper: US$8,820.05/t (US$3.48/lb); lead: US$2,300.33/t (US$1.04/lb); silver: US$24.35/oz; and gold: US$1,875.57/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Life of Mine average head grades are 90.06% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum thickness of 3.0 m was used for stopes shapes. Bulk density varies depending on mineralization domain.

Other Operations

The following table shows our estimates of Attributable Mineral Resources for our other operating mines and zinc projects which do not currently have estimated Mineral Reserves as of December 31, 2023 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Morro Agudo (3)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	12.94	3.51	-	-	0.59	-	454.3	-	-	75.9	-
		Subtotal	12.94	3.51	-	-	0.59	-	454.3	-	-	75.9	-
		Inferred	3.91	3.91	-	-	0.53	-	152.7	-	-	20.7	-
Hilarión (4)	83.48	Measured	12.14	3.39	-	30.9	0.69	-	411.5	-	12,059	83.7	-
		Indicated	28.41	3.62	-	27.0	0.54	-	1,028.4	-	24,660	153.4	-
		Subtotal	40.55	3.55	-	28.2	0.58	-	1,439.9	-	36,719	237.2	-
		Inferred	35.20	4.06	-	25.0	0.41	-	1,429.3	-	28,296	144.3	-
Florida Canyon Zinc (5)	50.93	Measured	0.41	11.32	-	15.4	1.40	-	46.7	-	204	5.8	-
		Indicated	0.83	10.28	-	14.9	1.31	-	85.4	-	398	10.9	-
		Subtotal	1.24	10.63	-	15.1	1.34	-	132.1	-	602	16.7	-
		Inferred	7.57	9.63	-	11.3	1.26	-	728.8	-	2,750	95.3	-
Total		Measured	12.55	3.65	-	30.4	0.71	-	458.2	-	12,263	89.5	-
		Indicated	42.18	3.72	-	18.5	0.57	-	1,568.0	-	25,058	240.2	-
		Total	54.73	3.70	-	21.2	0.60	-	2,026.2	-	37,321	329.7	-
		Inferred	46.68	4.95	-	20.7	0.56	-	2,310.8	-	31,045	260.4	-

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

Other Operations

The following table shows our estimates of Mineral Resources (100% ownership basis) for our other operating mines and zinc projects which do not currently have estimated Mineral Reserves as of December 31, 2023 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Morro Agudo (3)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	12.94	3.51	-	-	0.59	-	454.3	-	-	75.9	-
		Subtotal	12.94	3.51	-	-	0.59	-	454.3	-	-	75.9	-
		Inferred	3.91	3.91	-	-	0.53	-	152.7	-	-	20.7	-
Hilarión (4)	83.48	Measured	14.54	3.39	-	30.9	0.69	-	492.9	-	14,445	100.3	-
		Indicated	34.03	3.62	-	27.0	0.54	-	1,231.9	-	29,540	183.8	-
		Subtotal	48.57	3.55	-	28.2	0.58	-	1,724.8	-	43,985	284.1	-
		Inferred	42.17	4.06	-	25.0	0.41	-	1,712.1	-	33,895	172.9	-
Florida Canyon Zinc (5)	50.93	Measured	0.81	11.32	-	15.4	1.40	-	91.7	-	401	11.3	-
		Indicated	1.63	10.28	-	14.9	1.31	-	167.6	-	781	21.4	-
		Subtotal	2.44	10.63	-	15.1	1.34	-	259.3	-	1,182	32.7	-
		Inferred	14.86	9.63	-	11.3	1.26	-	1,431.0	-	5,399	187.2	-
Total		Measured	15.35	3.81	-	30.1	0.73	-	584.6	-	14,846	111.6	-
		Indicated	48.60	3.81	-	19.4	0.58	-	1,853.8	-	30,321	281.1	-
		Total	63.95	3.81	-	22.0	0.61	-	2,438.4	-	45,167	392.7	-
		Inferred	60.94	5.41	-	20.1	0.62	-	3,295.8	-	39,294	380.8	-

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

(1)	The tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within underground mining shapes and the NSR cut-off values are calculated based on the life of mine costs for each mine. Morro Agudo: US$51.84/t and Bonsucesso: US$55.83/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb) and lead: US$2,300.33/t (US$1.04/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Morro Agudo are 89.96% for Zn and 71.69% for Pb, and for Bonsucesso are 92.50% for Zn and 61.10% for Pb. A minimum thickness of 3.0 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground. Density was assigned based on rock type.

Other Operations

(4)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,245.91/t (US$1.47/lb); lead: US$2,332.46/t (US$1.06/lb); and silver: US$22.66/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Hilarion are 90.00% for Zn, 86.00% for Pb, and 72.00% for Ag. A minimum thickness of 4.0 m was applied. Density was assigned based on rock type.

(5)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$41.40/t NSR for SLS, US$42.93/t for C&F and US$40.61/t for Room & Pillar mine areas. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$2,816.35/t (US$1.27/lb); lead: US$ 2,196.50/t (US$1.00/lb); and silver: US$19.38/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Florida Canyon are 80.00% for Zn, 74.00% for Pb, and 52.00% for Ag. A minimum thickness of 3.0 m was applied for Bonsucesso and 4.5 m for Morro Agudo underground. Density was assigned based on rock type.

The following table shows our estimates of Attributable Mineral Resources for our copper project which does not currently have estimated Mineral Reserves as of December 31, 2023 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Molybdenum	Zinc	Copper	Silver	Lead	Molybdenum
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Magistral (3)	83.48	Measured	82.39	-	0.52	2.8	-	0.050	-	428.4	7,416	-	41.2
		Indicated	75.70	-	0.43	2.8	-	0.040	-	325.5	6,814	-	30.3
		Subtotal	158.09	-	0.48	2.8	-	0.045	-	753.9	14,231	-	71.5
		Inferred	9.24	-	0.38	3.1	-	0.050	-	35.1	921	-	4.6
Total		Measured	82.39	-	0.52	2.8	-	0.050	-	428.4	7,416	-	41.2
		Indicated	75.70	-	0.43	2.8	-	0.040	-	325.5	6,814	-	30.3
		Total	158.09	-	0.48	2.8	-	0.045	-	753.9	14,231	-	71.5
		Inferred	9.24	-	0.38	3.1	-	0.050	-	35.1	921	-	4.6

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our copper project which does not currently have estimated Mineral Reserves as of December 31, 2023 prepared in accordance with Regulation S-K 1300.

Other Operations

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Molybdenum	Zinc	Copper	Silver	Lead	Molybdenum
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Magistral (3)	83.48	Measured	98.69	-	0.52	2.8	-	0.050	-	513.2	8,884	-	49.3
		Indicated	90.68	-	0.43	2.8	-	0.040	-	389.9	8,163	-	36.3
		Subtotal	189.37	-	0.48	2.8	-	0.045	-	903.1	17,047	-	85.6
		Inferred	11.06	-	0.38	3.1	-	0.050	-	42.0	1,103	-	5.5
Total		Measured	98.69	-	0.52	2.8	-	0.050	-	513.2	8,884	-	49.3
		Indicated	90.68	-	0.43	2.8	-	0.040	-	389.9	8,163	-	36.3
		Total	189.37	-	0.48	2.8	-	0.045	-	903.1	17,047	-	85.6
		Inferred	11.06	-	0.38	3.1	-	0.050	-	42.0	1,103	-	5.5

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

(1)	The tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(3)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a pit shell constraint and NSR cut-off value: US$5.99/t (Porf San Ernesto, Porf. Sara and Porf. H), US$5.51/t (Mixto), US$5.48/t (Skarn). Mineral Resources estimates are based on average long-term metal prices of: copper: US$8,272.00/t (US$3.75/lb); silver: US$21.34/oz; and molybdenum: US$21,829.00/t (US$ 9.90/lb). Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical data and vary from 79.3% in skarn to 92.5% in San Ernesto porphyry for Cu, 51.3% in skarn and 79.2% in San Ernesto porphyry for Mo, and 70% for Ag. Density was assigned based on rock type.

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

Other Operations

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

Capital Expenditures

Capital expenditures

Our capital expenditures from January 1, 2021 through December 31, 2023 totaled US$1,198.2 million and we expect to invest US$311.0 million in capital expenditures in 2024, maintaining the same levels compared to our 2023 investments, mainly driven by higher HS&E and other non-expansion investments. Our guidance includes US$307.0 million directed towards non-expansion investments and US$4.0 million towards expansion investments. The following table sets forth our capital expenditures for the periods indicated.

For the Year Ended December 31,
2023	2022	2021

	(in millions of US$)
Capital Expenditures
Expansion (1)	3.7	88.5	271.2
Modernization	3.8	10.3	8.8
Sustaining	292.8	239.7	189.0
Health, Safety and Environment (“HS&E”)	15.7	40.1	31.6
Others	3.5	1.1	3.6
Subtotal	319.5	379.7	504.3
Reconciliation to Financial Statements (2)	(10.5)	1.6	3.6
Total	309.0	381.2	507.9

(1)	For a description of the projects, see “Information on the Company—Mining operations.”
(2)	The amounts under “Reconciliation to Financial Statements” are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits"

Our main capital expenditures during the years ended December 31, 2023, 2022 and 2021 include the following:

•	In 2023, our capital expenditures were US$309.0 million, an 18.9% decrease compared to 2022, mainly due to the decrease in expansion investments with the conclusion of construction at Aripuanã, which was partially offset by an increase in sustaining capital expenditures, including US$79.4 million invested in the Aripuanã mine.
•	In 2022, our capital expenditures were US$381.2 million, a 24.9% decrease compared to 2021, mainly due to a decrease in growth capital expenditures related to the conclusion of construction at Aripuanã, which was partially offset by an increase in sustaining Capex, including US$45.8 million invested in the Aripuanã mine.
•	In 2021, our capital expenditures were US$507.9 million, a 51.0% increase compared to 2020, mainly due to expenditures related to the construction of the Aripuanã project (50.7% of total Capex) and higher non-expansion investments, including an increase in sustaining and HS&E expenses to historical levels, which were lower in 2020 due to the impact of the COVID-19 pandemic.

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

Environmental, Social and Governance (ESG)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

We are committed to fully integrating sustainability into our business through a comprehensive approach based on systematic planning and execution, prioritizing risk and impact management, and maintaining a positive social, economic and environmental legacy in the places where we operate. Our practices related to ESG are continuously evolving to adapt to new framework, and regulatory and disclosure requirements, including the SEC’s new environmental rules adopted on March 6, 2024, as well as to consider best practices and respond to stakeholder feedback.

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

In 2023, the Company advanced on its ESG targets by progressing on projects and initiatives and also enhanced its ESG management process. In the second half of 2023, we kicked off the implementation of an ESG Data Management platform (“Deep ESG”), which will support ESG data gathering and control, enabling corporate and operations to improve the ESG strategy management process. We expect to conclude the implementation of Deep ESG by the end of 2024.

During 2023, we also conducted a materiality review process aiming to rediscuss key ESG topics that will support the Company’s strategy. More details on the materiality review process are discussed further in this section.

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

Board of Directors, SCP Committee, Compensation, Nominating and Governance (“CNG”) Committee, and Audit Committee reporting

Our Board of directors oversees our ESG strategy, given its strategic importance to the Company and our operations. The Board of directors is responsible for guidance, governance and oversight of ESG, and overseeing the Company’s eight current material topics described below. The Board committees, and in particular the CNG committee, the SCP committee and the Audit committee, support the Board in its monitoring and oversight of ESG matters. Specifically, our SCP committee oversees and contributes to our ESG strategy plan, ensuring that we are considering material and relevant topics to Nexa and its stakeholders, as well as proposing reasonable ESG targets and benchmarks.

Our CNG committee assists our Board of directors in fulfilling its governance and supervisory responsibilities and advises our Board of directors with respect to evaluation and monitoring of compensation models and policies and other related matters. The committee’s responsibilities also include the supervision and approval of our social responsibility plans and policies, including, but not limited to, those described in our ESG Strategy (except community related aspects, which are overseen by the SCP committee).

Environmental, Social and Governance (ESG)

Our SCP committee oversees sustainability-related issues, which include the prioritization of safe and sustainable business practices with respect to environmental, health, safety and social matters, as well as the oversight of the management and governance of our tailings disposals. The SCP committee also oversees our capital projects, monitoring technical, economic and social issues with respect to our projects, including exploration, development, licensing, construction and operation of mines and metallurgical plants and key assets for our strategy and growth. In 2022, our SCP committee reaffirmed our ESG strategy, restated our framework, approved new long-term targets and reviewed management’s ESG plan. During 2023, the committee met eight times and discussed ESG topics in four of these meetings. The new ESG materiality review process was also presented to the committees.

In 2022, Nexa completed an internal ESG ownership project, which focused on introducing ESG into Nexa’s overall governance strategy and defining how the Company intends to address ESG internally with respect to key ESG topics. In 2023, we focused on building each operating unit its own ESG strategy to align with the goals and initiatives within Nexa’s ESG strategy. This process consisted of discussing and validating targets for each unit, gathering the information on projects and initiatives that support the goals and targets, discussing the goals’ advancement over time, including the amount to be invested in these projects and other relevant details.

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

Emission Reduction and Neutrality: Nexa has been reducing GHG emissions for more than a decade, and currently has one of the lowest carbon footprints in the world in the zinc production industry (scopes 1 and 2), according to the International Zinc Association (“IZA”). In alignment with the Paris Agreement, Nexa’s goal is to reach net zero by 2050. Our commitments in this category are:

•	Absolute reduction of scope 1 emissions by 20% (52 thousand tons of CO2 equivalent), keeping Nexa’s electrical energy matrix almost entirely composed of renewable sources[1] by 2030;
•	Reach net neutrality – the balance between carbon emissions and absorption – by 2040; and
•	Reach net-zero greenhouse gas emissions (“GHG”) by 2050.

In order to reduce greenhouse gas emissions, Nexa is developing innovative projects in collaboration with different partners to improve its performance towards its decarbonization goals. For example, in 2023 we committed to reducing CO2 emissions by using natural gas to replace diesel fuel in vehicles that transport materials at mining sites in Peru. With this initiative, we expect to reduce approximately 23 tons of CO2 emitted by our vehicles annually. We also acquired 100 units of hydraGENTM equipment to be installed on diesel engines to increase the engines’ combustion efficiency, which is expected to reduce up to 3,200 tCO2eq annually. Furthermore, we obtained government authorization to use biofuel to replace fossil fuels, to be used in all 47 furnaces in the zinc oxide operation in Três Marias, which is expected to offset up to 24,700 tCO2eq annually. As of December 31, 2023, we have successfully utilized biofuel in 12 out of the 47 furnaces (offsetting 6,400 tCO2eq). As of now, we have the potential to replace 30% of the thermal capacity in our zinc recycling kiln, which would be expected to offset up to 25,600 tCO2eq. We also implemented the use of renewable energy at our Cajamarquilla smelter and have initiatives in place to expand the utilization of solar panels installed in deactivated tailings dams in Cajamarquilla.

1 98.8% electric energy from renewable sources in 2022.

Environmental, Social and Governance (ESG)

In 2023, our energy matrix was mainly renewable, with renewable energy accounting for 95.5% of the matrix, emphasizing the company’s commitment to maintaining its electric energy matrix mainly from renewable sources.

In February 2024, we announced that the Carbon Disclosure Project concluded its 2023 evaluation for the year-ended 2022 and upgraded Nexa’s rating in the Climate Change Questionnaire from C to B, reflecting the efforts, disclosure, and transparency of Nexa related to ESG governance, strategy, risk management, metrics, and targets.

As of date of this filling, we are waiting for assurance related to our emissions inventory, which is currently undergoing the assurance process. While we anticipate an increase in scope 1 emissions in 2023 compared to 2022, we remain confident that we are on track to meet our 2030 targets. We expect disclosing this outcome during the first half of 2024 in Nexa’s Sustainability Report for the year-ended 2023.

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

In 2023, Nexa registered zero fatalities and its 2023 TRIFR final outcome positioned the Company in the industry’s second quartile based on 2022 benchmarks set by the International Council on Mining and Metals. As of the date of this annual report, Nexa registered one fatality in 2024.

During 2023, we continued to implement our G-MIRM project, which is focused on enhancing the culture of safety in Nexa’s operating units by providing training and discussing new safety procedures. This program follows a well-known methodology developed by the University of Queensland.

Water usage and disposal: Nexa prioritizes the responsible management of water and seeks to reduce its consumption by 2030. Our commitment in this category is:

•	10% reduction of consumption of water in mining operations (from 1.68 m³/ton of ROM[2] to 1.51 m³/ton of ROM) and smelting operations (from 24.01 m³/ton of metal to 21.61 m³/ton of metal).

In 2023, the average consumption of water in mining operations represented 1.97 m³/ton of ROM and 22.10 m³/ton of metal in smelting operations. The difference in mining operations consumption compared to our commitment baseline is due to the increase in water consumption in our Peruvian assets and in the Aripuanã mine.

Plurality (diversity, equity, and inclusion): Nexa is committed to being an increasingly plural company which emphasizes diversity, equity, and inclusion, to promote an environment of opportunity, recognition, and acceptance for all. Our commitments in this category are:

•	30% of women in the workforce by 2030;
•	30% of women in leadership positions by 2030.

As of December 31, 2023, our workforce was made up of 17.3% women, with 24.6% serving in leadership positions. The mine operations workforce at the Aripuanã mine in Brazil was made up of 23.7% women.

In 2022, alongside the announcement of our ESG commitments, we developed a dedicated website to provide our stakeholders and investors with greater transparency about our ESG initiatives: www.nexaresources.com/esg. Information contained on our website is not incorporated by reference into this report, and you should not consider it to be part of this report. Booklets and videos were also developed to expand the communication of ESG topics internally and externally throughout Nexa.

2 ROM (Run-of-mine): crude ore, extracted directly from the mine without undergoing any kind of processing.

Environmental, Social and Governance (ESG)

On May 9, 2023, we published our 2022 sustainability report that highlights our ongoing commitment to corporate sustainability and socially responsible actions. The report discloses Nexa’s initiatives and achievements related to our business, employees and communities, and also discusses the strategy, risk and governance-related matters that we have implemented or are implementing to accelerate our ESG initiatives. The annual report follows the guidelines of the International Integrated Reporting Council (IIRC) and the Global Reporting Initiative (GRI), in addition to the guidelines of the Sustainability Accounting Standards Board (SASB) and recommendations of the Task Force on Climate-Related Financial Disclosure (TCFD). The information contained is submitted to external assurance.

In 2023, ESG targets were considered in senior leadership goals panels, as well as for employees who were eligible for variable compensation, representing 20% of the executive’s short-term incentives and 20% for other managerial or professional levels. Two components were adopted: (i) a corporate goal based on initiatives connected with key topics on the ESG Strategy; and (ii) specific goals that were unfolded according to the responsibilities of the area and the projects related to the theme to give a sense of responsibility to all employees on the subject.

Other ESG highlights for Nexa in 2023 include:

•	Nexa was recognized as a leader in Social Governance and awarded “Company of the Year - Mining Sector 2023” by Brasil Mineral (a Brazilian magazine specializing in mining). This recognition was partly in acknowledgement of our training program in Aripuanã. The program trained 1,987 people, of whom 53% were women. Furthermore, 40% of program participants were placed back into the job market. It is estimated that more than 15% of the local population has benefited from this initiative, underscoring our commitment to being a collaborative force in regional development.
•	Our project Gente Cuidando das Águas (People Taking Care of Water), in Vazante, was the only Brazilian initiative presented among the 200 initiatives presented at the Regional Water Dialogue organized by the United Nations Economic Commission for Latin America and the Caribbean. The project aims to recover water sources in the Santa Catarina River basin by sealing off areas and activities related to environmental education in schools and surrounding communities. Since 2018, 154 springs have been protected.
•	Nexa partnered with Amazon Web Services with the goal of training 100,000 individuals in cloud computing fundamentals in Brazil and Peru by 2025, creating opportunities for skills development and nurturing local talents.
•	Nexa registered its carbon emissions on “LMEpassport”, a platform on the London Metal Exchange platform which promotes sustainability and transparency across the base metals sector. Nexa’s zinc production has one of the lowest carbon footprints recorded in the sector, with an emission intensity of 0.36 tons of CO2 equivalent (scopes 1 and 2) according to the GHG protocol methodology, an achievement that positions Nexa as a global leader in carbon reduction within the zinc industry.
•	Nexa announced the successful closing of a US$320 million sustainability-linked revolving credit facility. This new revolving credit facility, which remains undrawn, has a term of five years, and amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR. The applicable margin is subject to compliance with carbon reduction key performance indicators, reflecting the Company's unwavering commitment to reducing its carbon footprint. Such efforts are consistent with Nexa’s ESG ambitions, targeting net-zero greenhouse gas emissions by 2050, in alignment with the Paris Agreement.
•	Nexa obtained authorization from the Regional Superintendence for the Environment of the State of Minas Gerais to use biofuel to replace fossil fuels, used in all 47 furnaces in the zinc oxide operation in Três Marias. In 2023, we were able to replace the use of biofuel in 12 out of the 47 furnaces. This initiative supports our goal to reduce scope 1 CO2 emissions by 20% by 2030.

Environmental, Social and Governance (ESG)

•	Nexa implemented the ON GRID solar system at our Cajamarquilla smelter, providing electric power from solar energy, resulting in a reduced footprint carbon emissions and promoting clean energy production.

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

In 2023, we concluded a 6-month materiality review process, focused on determining the most relevant topics to support our ESG practices and guide our reporting and management strategies. This process was conducted by a consultancy company, and we also gathered contributions from different stakeholders. The process consisted of 3 stages: (i) context and definitions, (ii) prioritization and (iii) results validation. In the prioritization stage, we conducted 27 interviews with directors, Board members, investors, sector representatives, team leaders, and others. We also conducted field work in 5 operating units (in Brazil and Peru), accessing 30 focal groups and 20 interviews with community representatives. Finally, we surveyed a wide range of stakeholders focusing on 11 different populations. Based on the results of this prioritization phase, we implemented a methodology to combine the results of these surveys with insights from our SCP committee and leadership teams to define the 8 most relevant material topics for us and our stakeholders.

Nexa’s current material topics support corporate goals and ESG management guidelines towards the following themes: dam, waste and tailings management, climate change, water resources management, social management, health, safety and well-being, plurality (formerly called diversity), innovation, governance and reputation. Nexa’s ESG long-term commitments are an important part of some of these topics, enhancing the Company’s commitment to a more sustainable operation.

Environmental

•	Dam, waste and tailings management. We aim to reduce our residue footprint. Our activities generate a significant amount of waste. We seek to reduce the generation of mining and metallurgical waste, complying with applicable local legislation, and acting in accordance with our strategic commitment, attempting to co-create a positive legacy for society. Our Morro Agudo site is considered a pioneer in eliminating waste production with one of the main projects being agricultural lime powder, also known as Zincal200. The project is based on technology created to reprocess the tailings produced in the zinc beneficiation process, which used to be dumped in dams. In addition, our Cerro Lindo and Vazante mines already use the dry stacking method for tailings disposal and our Aripuanã mine has also begun its operation using this method. In 2023, we started testing the dry stacking process in Três Marias and we filtered 74.0% of the material from the operation by the end of 2023. Peru’s mining operating units have a significant volume of tailings disposed in the backfill system. Approximately, 25.9% of the tailings generated by Nexa were disposed of in dams in 2023, as compared to 31.8% in 2022. In August 2023, Nexa signed a partnership agreement with a local cement supplier to test and evaluate the feasibility of technological routes for Cajamarquilla’s dried neutral sludge to be used in the cement production chain, thereby reducing waste disposal.

As tailings disposals are one of the main risks associated with mining activity, we constantly review our dam management policy, which goes beyond the requirements of the legislation of the jurisdictions in which we operate. We apply guidelines from the ICOLD to control, monitor and ensure the safety of our 24 active and 25 inactive disposal facilities (24 in Brazil and 24 in Peru) and one water storage dam at the Aripuanã unit. We also have 7 Golden Rules for Managing Dams and Tailings Sites, which are internal guidelines that we use to ensure the management of geotechnical structures and the safety of all employees and third parties. All of our projects are required to comply with these guidelines and any non-compliance must be analyzed by the audit team.

Environmental, Social and Governance (ESG)

•	Climate change. We are also committed to reducing greenhouse gas emissions to minimize our impact on climate change, contributing to a low-carbon economy. We consume large amounts of energy due to the nature of our activities and transportation processes, which is why we seek new technologies and progress in sustainable energy generation. Much of the electric energy consumed by our operations is from renewable and low emission sources, predominantly hydroelectricity. In 2020, we implemented a project for a biomass boiler at the Três Marias unit, in which fuel oil was substituted by eucalyptus wood chips and sugar cane bagasse, highlighting our commitment to energy efficiency. At the Juiz de Fora unit, we have an ongoing project to replace natural gas by reusing solid waste as fuel to generate steam. We remain committed to diminish our waste volumes and transforming them into secondary products, reducing the usage of our tailing dams. In 2022, we consolidated the use of tools for calculating GHG emissions following the GHG Protocol in all operating units and corporate areas, as well as progressed on mapping out its strategy with respect to measuring scope 3 emissions. In 2023, we committed to reducing emissions by using natural gas to replace diesel fuel in vehicles that transport materials at mining sites in Peru. Although 25% of the fleet of 20 trucks is already operating using natural gas, our goal is for our fleet to achieve 100% natural gas usage thereby reducing approximately 23 tons of CO2 emitted by our vehicles annually. In 2023 we also obtained authorization from the Regional Superintendence for the Environment of the State of Minas Gerais to use biofuel to replace the fossil fuels used in all furnaces in the zinc oxide operation in Três Marias. In 2023, we were able to use biofuel in 12 of the 47 furnaces. In our Cajamarquilla smelter, we implemented the ON GRID solar system, providing electric power from solar energy, resulting in a reduced carbon footprint and promoting clean energy production. We plan to expand the utilization of this solar system in the available locations of deactivated tailings dams in Cajamarquilla.
•	Water resources management. Our target is to reduce water consumption and increase recirculation. Mining activity involves technical procedures in which water assumes an important role, both for extraction and processing, making it even more important to reduce water use and increase reuse throughout the value chain. Advanced investments in efficient water recirculation programs contribute not only to lowering the intake of new water but also reducing the volume of effluents and the environmental impact of the discharge. In 2023, we have allocated approximately 22.0% of our environmental spending resources (as compared to 36.0% in 2022) towards efforts to keep our effluents disposed through proper treatment and to comply with the new dam legislation published in the year. In our Cerro Lindo mine, we have 92.2% of water recirculation. We use a desalination plant, extracting salt by a reverse osmosis process and pumping it up to a plant, at an altitude of 2,200 meters. In an area with scarcity of water resources, this technology is important to avoid competing with the local population in demand for water. In addition, we encourage and guide the community in the region to store rainwater. In February 2023, our project, Gente Cuidando das Águas (People Caring for the Waters), in Vazante, was the only Brazilian initiative selected among the 200 initiatives presented at the Regional Water Dialogue organized by the Economic Commission for Latin America and the Caribbean, of the United Nations. The project aims to recover water springs in the Santa Catarina River basin, through the fencing of areas and activities related to environmental education in schools and surrounding communities. Since 2018, 154 springs have been protected.

Social

~~•~~	Social development. We aim to develop mutually beneficial relationships with the communities in which we operate. The object of Nexa’s social strategy to leave a long-lasting relevant legacy for local communities (including rural producers, suppliers and local entrepreneurs) by contributing to the improvement of social indicators and the quality of life of the people living in the municipalities near our operations. In 2022, we re-prioritized our social management strategy with respect to investments, focusing on assertive and value-added projects, which demands a structured partnership with communities to minimize reputational risks and business impacts. As a result, global strategic themes were simplified to foster ongoing business development of Nexa and its host communities, as well as maintaining a social license to operate and co-creating a positive legacy. Four pillars were determined to guide the Company’s plan on social development: (i) Income Generation: to enhance local economic development through the qualification of local suppliers/entrepreneurs and rural producers; (ii) Water: to protect water springs and develop projects focused on revitalization, rainwater harvesting and/or water quality improvement; (iii) Education: to contribute to basic and technical education, aiming at improving the qualification of the local population for the job market, especially young people and adults; and (iv) Social License to Operate: to fulfill social and legal commitments to stakeholders, focused on mitigating impacts and obtaining social licenses to operate in the host communities.

Environmental, Social and Governance (ESG)

In addition, in 2023, we dedicated over 13,500 hours to volunteer action across our units, benefiting more than 11,500 people. Our focus in 2023 was to carry out volunteer work with greater social impact. In 2023, we partnered with Amazon Web Services with the goal of training 100,000 individuals in cloud computing fundamentals in Brazil and Peru by 2025, creating opportunities for skills development and fostering local talent. In Aripuanã, we have a qualification program for future mine and plant operating professionals In September 2023, Nexa was recognized as a leader in Social Governance and was awarded “Company of the Year-Mining Sector 2023” by Brasil Mineral in acknowledgment of our training program. The program trained 1,987 people, of whom 53% were women. 40% of the program participants were placed back into the job market and it is estimated that more than 15% of the local population has benefitted from this initiative.

•	Health, safety and well-being. Our goal is to reduce our injury frequency rate and to reduce fatalities to zero. We continuously invest in strengthening a culture focused on safety and health for both our own as well as outsourced employees, through training, especially for risky activities, and in enhancing working conditions. In September 2023, we held our annual Safety Week to share insights and experiences to enhance our culture of safety and to strengthen our awareness of potential risks, promote healthy habits, and encourage safe behaviors. We launched a well-being program in 2021, seeking to emphasize the dimensions of integral health. We also have health initiatives in place for the Aripuanã project, aimed at disease prevention and a much healthier operating environment (i.e., Dust Zero Project). A prominent initiative within the well-being program is Go Nexa which encourages and helps employees monitor physical activities, healthy eating practices and hydration, and rewards users for healthy habits. Nexa also maintains ongoing initiatives related to disease prevention by providing periodic vaccinations for all employees. For further discussion of our safety records, please refer to “Health and safety compliance” in the following section.
•	Plurality. We target the increase of diversity in the workplace. Our personnel management model and our policies and tools have guided the development of people based on culture and performance, a focus on guaranteeing employee satisfaction, and the continuity and evolution of the business, in addition to generating an environment that fosters innovation and disruptive solutions. For further information please see “Corporate Governance, management and employees—Board of directors—Diversity” section. In 2021, we established a governance structure for the program to enhance diversity across Nexa. Affinity groups were created, which are formed by employees who are responsible for promoting diversity throughout the Company. These groups coordinate and implement initiatives to promote diversity in a transversal and uniform manner, generating greater impact in all units.

In 2021, we received the Women on Board certificate, and we also signed the letter of adhesion and the 10 commitments of the LGBTI+ Business and Rights Forum. Additionally, we launched a talent program focused on the admission and training of diverse professionals with disabilities and/or special needs, and the program is ongoing to date.

In 2023, we focused our diversity initiatives on three main areas:

(i) the individual: we believe that an inclusive environment with emotional security encourages creativity, a sense of belonging, and innovation;

(ii) the company: we believe that plurality is a strategic pillar that expands the potential of our teams and multiplies the results of our business; and

Environmental, Social and Governance (ESG)

(iii) the society: we believe that our practices and results contribute to society becoming increasingly ethical, humane, and equitable. Our diversity programming is becoming increasingly more robust and mature and has resulted in significant changes through the actions of affinity groups across the Company.

During 2022, held our first Plurality Week, which focused on fostering a deeper understanding of questions around diversity, inclusion and strengthening a culture of ethics and respect both within and outside the Company. We prepared a “Good Practices Guide” with online training modules to help all employees better understand and achieve these goals.

In 2023, Nexa Peru committed to RED (Red de Empresas y Discapacidad) to improve the employment and inclusion of professionals with disabilities, reaffirming our commitment to providing equal opportunities and promoting a diverse and inclusive organizational culture.

Governance

•	Governance and reputation. Acting responsibly and transparently is one of our core values. We are committed to high standards of ethics and integrity across the entire company, which principles stated in our Code of Conduct and reflected in our Compliance Program. Our Board of directors is one of the main agents in promoting the program and ensuring compliance with our Code of Conduct, which is a public document shared with all stakeholders, including employees, suppliers, customers, communities, NGOs, government agencies, shareholders and other individuals and organizations with which we have a relationship. In 2021, we updated our Code of Conduct to include topics such as plurality and ESG practices, as well as adaptations to new laws, such as the general law of data. In 2022, Nexa continued to enhance its supplier assessment program to include reviews of ESG indicators and best practices and a new Code of Conduct for Suppliers was also launched in 2022. In 2023, we also launched the Code of Conduct for Customers. In 2023, as in previous years, we disseminated our Code of Conduct among all employees at a global level and started to disseminate the Code of Conduct for Suppliers with strategic vendors. In addition, in 2022, Nexa implemented the following initiatives, among others: (i) created committees against sexual harassment at the Brazilian units, based on those existing in our operations in Peru, and in 2023, this committee was implemented in Brazil’s corporate office, (ii) trained all units in Peru and Brazil on these topics, reinforcing Nexa’s commitment to zero tolerance for any harassment and discrimination, and (iii) appointed “Compliance Influencers”, employees at the units and corporate offices who will support Nexa’s culture and commitment to ethics and integrity.

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

Regarding reputation we want to stand out from our competitors and be recognized as one of the leading players of the mining of the future, through sustainable production and by co-creating a legacy for society.

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

Environmental, Social and Governance (ESG)

Nexa incorporates and develops innovative practices to extract the mineral resources necessary for its operations and works to continuously reduce the impact of its activities on the environment.

Health and safety compliance

Health and safety in the workplace are among our main values, and our policies and procedures seek to eliminate accidents. We are committed to protecting the health and wellbeing of our employees and contractors and have set standards to identify and assess health risks, manage their impact and monitor the health of our people. Nevertheless, mining is an activity that involves substantial risks. We established a Health and Safety Director Plan (“H&S Director Plan”) focused on the following objectives (i) eliminate fatalities; (ii) reduce the severity and number of accidents and illnesses; and (iii) raise the health, safety and well-being culture standards in our sites. The H&S Director Plan has facilitated the improvement of our health and safety culture and performance, and includes seven pillars of focus: (1) cultural transformation, (2) risk management, (3) emergency response systems, (4) health and safety management systems, (5) infrastructure systems, (6) restructuring of corporate guidelines, and (7) occupational hygiene and wellbeing management.

A main focus of the H&S Director Plan is cultural transformation. In 2022, we started training all leaders in the G-MIRM (“Global Minerals Industry Risk Management”) program. This program started at the University of Queensland (Australia) and currently involves several universities around the world. In Brazil, the representative is the University of São Paulo (USP). Throughout 2022 and 2023, Nexa’s leadership team had the opportunity to participate in this training provided by USP, seeking significant and lasting changes in decision-making at all hierarchical levels, and creating and improving risk management in companies in a sustainable and effective way. The main benefits of the program are: (i) awareness and early recognition at all levels of significant hazards and risks to the enterprise; (ii) development of internal competencies for the scope of a risk assessment and applying tools for comparison with good practice approaches; (iii) providing practical tools to improve risk management and advance security procedures; (iv) improved understanding of a personal commitment to safety and defining responsibilities for risk management leading to better decision-making processes; and (v) identification of new opportunities to strengthen internal security policies and procedures.

In 2023, we continued to reinforce the initiatives which have been set in the creation of the Master Plan in 2020, related to our health and safety culture, which are set to be implemented over a five-year term. Many of the initiatives, such as Global SIPAT (an internal week of discussion forums and seminars related to health and safety across our organization), Safety Workshops at all Nexa units and the PROA Movement (a year-end campaign by our safety department to promote prevention of work accidents), contribute to our enhanced safety culture.

In 2022, we reported three fatalities, two that occurred at the El Porvenir mine and one that occurred at the Cajamarquilla smelter. These incidents in El Porvenir are still under investigation by the Peruvian authorities and as of the date of this filing their work-related status has not yet been established. In 2023, there were zero fatalities within our operations. On March 2, 2024, we registered one fatality in our El Porvenir mine, which as of the date of this annual report is still under investigation.

We have also sought to improve our safety record as it relates to recordable injury frequency, lost worktime incident, and severity rates, in conformity with standards in the mining industry. In 2023, our total recordable injury frequency rate was 2.15 compared to 1.98 in 2022 and 1.92 in 2021. This rate is defined as the number of injuries with and without lost time per one million man-hours worked. In 2023, our lost worktime incident rate was 0.88 compared to 0.75 in 2022 and 0.60 in 2021. This rate is defined as the number of injuries with lost time per one million man-hours worked. Our severity rate for 2023 was 64 compared to 163 in 2022 and 24 in 2021. To calculate the severity rate, we consider the sum of lost, transported and debited days, divided by the total number of man-hours worked times one million. In addition to these efforts, we also operate programs aimed at improving working conditions, including medical services, for our mining operations and monitoring employees’ health.

Regulatory Matters

Regulatory matters

We are subject to a wide range of governmental regulation in the jurisdictions in which we operate. The following discussion summarizes the kinds of regulation that have the most significant impact on our operations.

Brazilian regulatory framework

Mining rights and regulation of mining activities

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, the Brazilian Mining Code and other decrees, laws, ordinances and regulations, such as Decree nº 9.406/2018 which renewed the regulation of the Mining Code. These regulations impose several obligations on mining companies relating to, among other things, the way mineral deposits are exploited, the health and safety of workers and local communities where mines are located, and environmental protection and remediation measures. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within, the industry. The MME and ANM regulate mining activities in Brazil. As of July 2017, the ANM replaced the National Department of Mineral Production (“DNPM”), and is responsible for monitoring, analyzing and promoting the performance of the Brazilian mineral economy, granting rights related to the exploration and exploitation of mineral resources and other related activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from mineral rights, which belong exclusively to the Brazilian federal government, the sole entity responsible for governing mineral exploration and mining activity in Brazil.

Summary of Brazilian concessions

In Brazil, we hold 214 exploration authorizations, 17 mining concessions, eight mining concession applications, three rights to apply for mining concession and 41 exploration authorization applications, which we broadly and collectively refer herein to as mineral rights, that cover a total area of 767,289.8 hectares, of which: (i) 500,331.5 hectares, or 65.2%, are exploration authorizations, (ii) 10,725.4 hectares, or 1.4%, are mining concessions, (iii) 3,828.0 hectares, or 0.5%, are mining concession applications, (iv) 2,261.5 hectares, or 0.3%, are rights to apply for mining concession and (v) 250,143.5 hectares, or 32.6%, remain as exploration authorization applications and are presently under initial geological reconnaissance.

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

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2023, we have paid all applicable royalties, taxes and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration or production will not expire unless we fail to timely pay the applicable royalties, taxes and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities’ requirements, as applicable. See “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

		Mineral Right
	Project	Titles	Area (hectares)
Mines	Morro Agudo	3	1,446.1
	Vazante	10	2,174.5
	Aripuanã	1	3,639.9
Prospective Projects	Various	269	760,029.3
Total		283	767,289.8

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

Royalties and other taxes on mining activities

Revenues from mining activities are subject to the Brazilian mining royalty, Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), which is paid to the ANM. CFEM is a monthly royalty based on gross revenue, excluding taxes on the sale of minerals. When the produced minerals are used in its internal industrial processes, CFEM is determined based on the costs incurred to produce them. CFEM is determined by a reference price of the respective mineral to be defined by the ANM. The applicable rate varies according to the mineral product (currently 2.0% for zinc, lead, copper and silver). In addition, we are required to make certain fee payments for exploration authorizations known as the Annual Fee per Hectare (Taxa I por Hectare). There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states, such as Minas Gerais and Mato Grosso, where the concessions are located.

In 2019, the State of Minas Gerais ratified a tax benefit that suspended the VAT on the commercialization of several products, including metallic zinc for companies incorporated in the State. There are no formal requirements to obtain the benefit (such as demonstrating that the legal entity is the company actually industrializing the zinc), however the existence of the tax benefit has resulted in increased scrutiny by the tax authorities in the State. We are currently collaborating with all the requested information by the tax authorities in this process of reviewing the commercialization of our products throughout the zinc value chain. In case the buyer does not comply with the VAT deferred regulation, Nexa may be subject to (i) subsidiary liability (pursuant to art. 57, IN, RICMS/MG); or (ii) joint liability (pursuant to art. 124, I of National Tax Code and art. 56, XI, RICMS/MG). For additional information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”

In December 2022, a new tax on mining operations (the “TRFM”) was approved in the State of Mato Grosso, where the Aripuanã project is located. The regulation came into force in April 2023. The Brazilian Supreme Court held that the tax was unconstitutional in December 2023. However, the state of Mato Grosso approved a new tax to replace the tax that the Court deemed unconstitutional. The new TFRM will be collected according to the nature of the extracted ore. Similar taxes on mining operations have been implemented in other Brazilian states, such as the state of Minas Gerais.

Regulatory Matters

Environmental regulations

We are subject to several environmental regulations related to, among other matters, water resources, caves, waste management, contaminated areas, areas of permanent preservation, conservation of protected areas and environmental recovery policies. For more information on environmental recovery policies that Nexa is subject to, see “Information on the Company—Mining operations—Tailings disposal.” Specifically, we have taken the following actions regarding contaminated areas and areas of permanent preservation:

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

Summary of Peruvian concessions

In Peru, we hold, through Nexa Peru and its subsidiaries, 815 mining and exploration concessions, which cover a total area of 345,921.3 hectares and 60 mineral claims totaling 44,352.2 hectares. Of our mines in Peru, the Atacocha mine property includes 147 mining concessions that cover an area of 2,872.5 hectares and one beneficiation concession, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,846.7 hectares and one beneficiation concession, the Cerro Lindo mine has 68 mining concessions that cover an area of 43,827.8 hectares and one beneficiation concession and the inactive Chapi mine property includes 32 mining concessions that cover an area of 4,625.6 hectares and one beneficiation concession. In addition, we have 225 mineral rights concessions for greenfield projects in Peru that cover a total area of 82,596.8 hectares. Our prospective projects include 318 mining concessions that cover an area of 207,152.0 hectares.

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

The following table summarizes our mining concessions in Peru:

		Concessions
	Project	Titles	Area (hectares)
Mines	Atacocha	147	2,872.5
	El Porvenir	25	4,846.7
	Cerro Lindo	68	43,827.8
	Chapi (inactive)	32	4,625.6
Greenfield Projects	Florida Canyon Zinc	13	10,700.0
	Hilarión	72	15,841.2
	Magistral	36	16,254.2
Prospective Projects	Various	422	246,953.4
Total		815	345,921.3

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

As of December 31, 2023, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we comply in all material respects with the terms and requirements applicable to our mining rights and concessions.

Decommissioning

Title holders of mining exploitation and beneficiation activities, and, in some cases, of exploration activities require the prior approval of a mine closure plan, which includes the environmental rehabilitation, restoration and remediation measures that shall be executed along with the mining operations and until its closure. Once the corresponding mine closure plan is approved, a guarantee (usually a bank performance bond) must be granted in favor of the MINEM to back up the environmental costs associated with the execution of the mine closure plan. Mining exploitation and beneficiation activities may only be initiated once the mine closure plan is approved, and the corresponding environmental guarantee is duly submitted before the competent authority. The referred guarantee is renewed yearly. If the titleholder of an ongoing mining operation fails to comply with this obligation, the MINEM is entitled to suspend the execution of such mining operation. For additional information, see “Risk Factors—Political, economic, social and regulatory risks—Our mineral rights may be terminated or not renewed by governmental authorities”.

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

Tax stability agreements

On March 26 of 2002, Nexa Peru entered into an Agreement of Guarantees and Measures for Investment Protection with the MINEM with respect to our Cerro Lindo unit. Pursuant to section 9 of said Agreement, until December 31, 2021, certain guarantees and benefits were available with respect to operations of the Cerro Lindo unit including, among others, free commercialization of the products proceeding from such unit, free disposition of the currencies generated from the export of the products proceeding from such unit, the right to use the global depreciation rate applicable on the fixed assets relating to the Cerro Lindo unit up to 20.0% per year, the right to keep the accounting corresponding to the Cerro Lindo unit in U.S. dollars, and tax stability. The tax stability agreement expired on December 31, 2021. As of January 2022, Nexa Peru is required to pay taxes at statutory rates to the Peruvian government. As of the date of this report, there is an ongoing dispute between Nexa and Peruvian tax authorities in respect of the applicability of such agreement. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations” and “Additional Information—Legal Proceedings—Other legal proceedings.”

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

On November 23, 2023, Supreme Decree No. 028-2023-EM was enacted, amending the Regulations for Environmental Protection in Mining Exploration Activities in order to allow the simultaneous processing of various enabling permits related to water resources, such as water use authorizations or discharge permits, alongside the evaluation procedure for the respective environmental management instrument.

Regulatory Matters

Additionally, on November 25, 2023, Supreme Decree No. 031-2023-EM was enacted, approving the law that specifies the mandatory environmental protection measures in the transportation and final disposal of tailings and the corresponding environmental management instruments for mining operations.

In addition, as of the date of this filing, a revision process was initiated by the Peruvian Congress of a law to prohibit economic activities in the headwaters of basins, which are considered vulnerable areas that require protection and mitigation measures. However, the revision process lost momentum and has shown no sign of progress to date. If adopted, this law could have a material impact on our business and projects in case any new projects were to occur in headwaters of basins.

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

Similarly, Supreme Decree 013-2019-EM allowed for further regularization procedures to be carried out as of January 6, 2020, which will also allow us to acquire environmental and operational permits for infrastructure and mining areas in the Cerro Lindo, Atacocha, El Porvenir and Chapi mines. The regularization procedure for Cerro Lindo was denied due to an unfavorable opinion by the National Water Authority, yet proper procedure was not followed for which we have taken judicial measures to appeal the denial. Atacocha’s procedure was carried out to completion while the El Porvenir regularization procedure is currently underway. The Chapi mine procedure did not fall through and the areas subject to the procedure must follow the standard mine closure regulations.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains, and energy concessions. We are also subject to more general legislation on labor, occupational health and safety, and indigenous communities, among others. With respect to labor regulations, the Peruvian government enacted Supreme Decree 001-2022-TR in February 2022, establishing a series of measures to eliminate the outsourcing of a company’s “core business” activities, which are defined as the main activities of a company, such as any activities that differentiate and identify it within the market, generate the most income for the company or add the most value for the company’s customers. In July 2023, the law was deemed to be unconstitutional because it was determined to be an unenforceable bureaucratic barrier by INDECOPI, and therefore is not expected to have any material impact on Nexa. In addition, a lawsuit was initiated by Nexa which is seeking to declare the unconstitutionality of the aforementioned law. For additional information, see “Risk Factors—Operational risks—We may be liable for certain payments to individuals employed by third party contractors” and “Risk Factors—Operational risks—The nature of our business includes risks related to litigation and administrative proceedings that could materially adversely affect our business and financial performance in the event of unfavorable rulings.”

Regarding occupational health and safety regulations, on December 30, 2023, Supreme Decree No. 034-2023-EM was enacted, amending the Regulation of Occupational Safety and Health in Mining approved by Supreme Decree No. 024-2016-EM. Among the key modifications made are the inclusion of parameters for the development of geo-mechanical, hydrogeological, seismicity, and stability studies; the elaboration of a monthly report on geotechnical supervision of tailings deposits, pads, leaching heaps, and waste rock deposits; changes regarding which entity should receive the preliminary report on hazardous incidents or fatal accidents; as well as the addition of a chapter on tailings deposit management which includes parameters for the development of a geotechnical monitoring and control program, a risk analysis and assessment, a management plan, among others. A period of 180 calendar days has been granted for mining activity holders to adapt and comply with the new obligations incorporated by the amendment.

Overview

II.	Operating and financial review and prospects

Overview

Executive summary

The following is an overview of 2023, compared to 2022. For an overview of 2022 compared to 2021, please refer to “Operating and financial review and prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 20, 2023, as amended by our Annual Report on Form 20-F/A, filed with the SEC on October 27, 2023. During 2023, we safely operated our assets and delivered a solid operational performance.

In 2023, we had net revenues of US$2,573.2 million, a 15.2% decrease from 2022, mainly due to lower zinc and copper prices and lower smelting sales volume, which was partially offset by higher mining production volumes. We also had net loss of US$289.2 million, a US$365.6 million decrease as compared to 2022, as a result of the decrease in operating income, mainly due to the aforementioned reasons.

Despite rising inflation, high interest rates, aggressive monetary policy tightening, increasing commodity price volatility, and social and political instability, including the ongoing conflict in Russia-Ukraine and the Israel-Hamas conflict, supported by a solid operational performance, we delivered an Adjusted EBITDA of US$391.2 million in 2023, down 48.6% compared to 2022, negatively impacted by the decline in base metal prices, especially the strong decline in zinc prices, and lower smelting sales volume. We use Adjusted EBITDA as an additional measure of operational performance of the Company’s business (used in addition to, and not as substitute for, net income) without the impact of (i) share in the results of associates, depreciation, amortization, net financial results and income taxes, (ii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, and (iii) the impact of pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects (currently, Aripuanã). For a discussion of our Adjusted EBITDA, reconciliation with most comparable IFRS Accounting Standards figures and changes made in 2023, see “Operating and financial review and prospects—Results of operations—Non-IFRS Accounting Standards measures and reconciliation.”

We measure our liquidity by cash flows. For a description of our cash flows, see “Operating and financial review and prospects—Liquidity and Capital Resources—Source of funds.”

Although we believe we are well-positioned, benefitting from our unique position in Latin America, in addition to the strong fundamentals of our business in the long-term, with flagship assets and a strong balance sheet, it is anticipated that challenges such as difficult macroeconomic conditions are likely to continue in 2024, which may affect our operations.

In January and June 2023, as well as in February 2024, protest activities by local communities in Peru temporarily suspended operations at Atacocha. In each of these instances, Nexa complied with all existing agreements, pursued an active dialogue with the communities and authorities, and remained committed to the social development of all its host communities. During the protests, mining activities were limited to critical operations with a minimal workforce to ensure appropriate maintenance, safety, and security. Even though production was temporally suspended during these periods, we were able to operate at high levels of capacity utilization rates throughout the year, but zinc production in Atacocha decreased by 14.2% compared to 2022. There was no material impact of these temporary suspensions, and the Company achieved its full consolidated production guidance for all metals in 2023.

In March 2023, production at the Cerro Lindo mine was suspended due to heavy rainfall levels and overflowing rivers caused by cyclone Yaku, resulting in the partial flooding of some lower levels of the mine. In April 2023, Cerro Lindo resumed its operations, and road access was restored. During the temporary suspension, Nexa remained focused on the security and reparation of the mine and took measures to ensure the safety and well-being of its employees, contractors and host communities. Despite the temporary suspension of the mine, there was no material impact on 2023 production, with Cerro Lindo achieving the upper range of our 2023 production guidance for all metals.

Overview

Aripuanã’s ramp-up activities began in July 2022, and the mine remained in the ramp-up phase throughout 2023. In 3Q23, Aripuanã’s guidance production range was revised downwards for the year, as a result of design limitations in the capacity of the flotation pumping system, identified during the detection of bottlenecks, which required resizing and updating certain plant processing facilities and systems, as well as the clean-up and upgrading of water treatment facilities. In 4Q23, we achieved an average of 61% capacity utilization level and we expect to reach nameplate capacity in mid-2024. The mine is fully operational, and underground activities in 2023 were focused on developing and preparing areas for a ramp-up in mining operations, commissioning the paste back-fill plant and transitioning out a mine development contractor. Our priority in 2023 was, and for the first half of 2024 is to continue improving metal recovery and concentrate quality and grades, aiming to achieve a stable operation. At the end of February 2024, the average capacity utilization rate was around 61%, maintaining similar levels as in 4Q23, given the usual rainy season period in the region, which impacted our dry disposal capacity. However, during this period the operational focus was to maintain concentrate quality and grades, as well as the metallurgical recovery rates.

Regarding our exploration activities, in 2023 we continued to focus our investments on projects around the mines we operate. We believe that our exploration program and disciplined approach on project evaluation, will contribute to replace and increase mineral reserves and resources of our current assets, and define the materiality of exploration stage projects. We will continue to seek new regional targets to identify prospective areas and define materiality for new projects.

In terms of our brownfield projects, our objective is to extend the life of mine, therefore, most of the mineral exploration budget in 2023 was allocated to drilling activities in these projects, with emphasis on Cerro Lindo, Vazante and Aripuanã. In terms of greenfield projects, we direct continuous efforts to define the expansion of the known mineralization and identify new mineralized zones in regional prospective trends, with emphasis on Hilarión and Namibia, as well as focusing on expanding the mineral inventory of Aripuanã.

Our 2023 financial results were affected by factors including: (i) lower LME metal prices, especially zinc; (ii) higher operational costs mainly in Aripuanã during the ramp-up phase related to concentrate and stockpile costs; (iii) lower zinc metal and oxide sales volumes; (iv) lower by-products contribution; and (v) the negative impact of FX variation.

In 2023, we had an 8.2% increase in our zinc equivalent (mine production), from 564.7 thousand tonnes in 2022 to 611.1 thousand tonnes in 2023, mainly driven by the increase in production for all metals, specifically zinc and lead production increasing by 12.4% and 13.5%, respectively, mainly due to the increase in production at Aripuanã. Our total zinc metal (metallic zinc and zinc oxide) sales decreased by 4.3% in our smelting operations, from 616.2 thousand tonnes in 2022 to 589.8 thousand tonnes in 2023.

In 2023, our net revenues were 15.2% lower compared to 2022, reaching US$2,573.2 million, primarily driven by lower LME zinc and copper prices and lower smelting sales volume, which was partially offset by higher zinc mining production. See “Overview—Results of operations—Net revenues” for more information.

Our capital expenditures totaled US$309.0 million in 2023, a 18.9% decrease compared to 2022, mainly due to the decrease in expansion investments with the conclusion of construction at Aripuanã. In 2023, 94.7% of our capital expenditures was allocated to sustaining investments, including US$79.4 million invested in the Aripuanã mine.

Outlook

In 2024, we estimate that we will produce (i) between 323.0 thousand tonnes and 381.0 thousand tonnes of zinc contained in concentrate, (ii) between 30.0 thousand tonnes and 35.0 thousand tonnes of copper contained in concentrate, (iii) between 66.0 thousand tonnes and 82.0 thousand tonnes of lead contained in concentrate and (iv) between 11.0 million ounces to 13.0 million ounces of silver contained in concentrate.

In 2024, zinc production at the mid-range of the guidance is estimated to increase 5.6% over 2023 (18.6kt) mainly driven by the Aripuanã mine. For 2025 and 2026, zinc production is estimated to be similar over 2024. For the forecasted period, zinc head grade is expected to be in the range of 2.86% and 3.18%, copper head grade is expected to be in the range of 0.26% and 0.32% and lead head grade is expected to be in the range of 0.67% and 0.77%.

Overview

In 2024, we expect to sell between 545.0 thousand tonnes and 565.0 thousand tonnes of metallic zinc product volume and between 35.0 thousand tonnes and 40.0 thousand tonnes of zinc oxide product volume.

Metal sales volume at the midpoint of the guidance range of 580.0 to 605.0 thousand tonnes in 2024 is estimated to be similar compared to 2023, as these estimates do not assume the resale of material from third parties. For 2025 and 2026, metal sales volume is forecasted to remain unchanged over 2024 (ranging from 580.0 to 605.0 thousand tonnes).

These estimates are based on several assumptions, including but not limited to metal prices, operational performance, grades, maintenance, input costs, exchange rates, political and social situation in the countries where we operate.

Regarding our cash cost net of by-products credits estimates for 2024, for our mining segment, we estimate cash cost after by-products credits to be between US$0.23-0.42 per pound of zinc sold in 2024. This cost does not include Aripuanã, which is in the ramp-up phase, which is expected to be concluded in mid-2024. The estimated decrease of 19.4% compared to 2023 is mainly driven by higher by-products contribution and lower TCs. For our smelting segment, cash cost after by-products credits in 2024, is estimated to be between US$1.07-1.18 per pound of zinc sold. The estimated cost increase compared to 2023 is mainly driven by lower TCs.

Our estimated capital expenditures for 2024 is US$311.0 million, sustaining investments are expected to total US$261.0 million, with mining accounting for US$200.0 million, including US$39.0 million at Aripuanã, and smelting accounting for US$61.0 million. In 2024, we also expect to incur US$72.0 million in mineral exploration and project evaluation expenses, with US$58.0 million allocated to exploration (including brownfields, greenfields, mineral rights, mine development, business development and administrative issues) and US$14.0 million allocated to project evaluation. In mineral exploration, we plan to continue our efforts to replace and increase mineral reserves and resources in our operating assets and define and expand the mineralized zones in exploration phase projects, focusing on Cerro Lindo, Aripuanã, Vazante and El Porvenir (brownfields) and copper opportunities (exploration phase), respectively.

These estimates should be considered preliminary, subject to change and are based on several assumptions that management believes to be reasonable as of the date of this annual report, which are subject to change based on internal and external developments. As of the date of this annual report, we continue to monitor developments related to the socio-political environment in the countries we operate and the impacts of global conflicts, including the Ukraine-Russia conflict and the Israel-Hamas conflict, on the economy, supply and demand for commodities, global security concerns, and market volatility. We cannot predict how and to what extent global conflicts, any protest activities or other operational issues may impact our current plans and objectives for 2024, including with respect to our consolidated production guidance and our current capital expenditure, mineral exploration, and project evaluation disbursements. See “Forward-looking statements.” For cash cost guidance, see “Presentation of financial and other information—Non-IFRS Accounting Standards measures.”

Key factors affecting our business and results of operations

Reporting segments

We have two reportable segments: mining and smelting. A major part of our zinc mining production, representing approximately 94.5% of production in 2023, is processed in our own smelters. Similarly, a major part of the zinc raw material consumption for our smelting operations, representing approximately 47.9% of zinc contained in raw material (excluding oxide) in 2023, comes from our own mines. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

The profitability of our mining segment depends primarily on world prices of the metals we produce, and on our costs to produce concentrates. It is also affected by treatment charges, which are amounts representing the cost of further processing that are applied to reduce the price of concentrate. Other factors affecting pricing are discussed below.

Overview

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

Segments are reported in accordance with IFRS Accounting Standards 8 “Operating Segments,” and the information is presented to the chief executive officer, who is the chief operating decision maker in accordance with IFRS Accounting Standards 8. Segment results are derived from the accounting records and are adjusted for reallocations between segments, depreciation and amortization and miscellaneous adjustments, if any, for the period. For more information, see “Operating and Financial Review and Prospects—Results of Operations—Non-IFRS Accounting Standards measures and reconciliation” in this report. See also Note 2 to our consolidated financial statements.

Metal prices

Our financial performance is significantly affected by the market prices of zinc, copper and lead, and, to a lesser extent, silver, gold and the other by-products of our smelting operations. Metal prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including the impact such factors have on industries representing first-uses and end-uses of our products. These factors, which affect each metal to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, market prices have on occasion been subject to rapid short-term changes due to speculative activities.

The market prices for zinc, copper and lead are typically quoted as the daily cash seller and settlement price established by the LME. LME zinc prices are influenced by global supply and demand for concentrate and metallic zinc. The supply of metallic zinc depends on the amount of zinc concentrates and secondary feed materials produced and the availability of smelting capacity to convert them into refined metal. This also applies to copper and lead.

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
Average Market	2023		2022
Prices of Base Metals	(US$/tonne)	(US¢/lb)	(US$/tonne)	(US¢/lb)
Zinc (LME)	2,646.57	120.05	3,478.32	157.77
Copper (LME)	8,477.77	384.55	8,797.01	399.03
Lead (LME)	2,138.18	96.99	2,150.17	97.53

	For the Year Ended December 31,
Average Market Prices of Precious Metals	2023	2022
	(in US$/oz)
Silver (LBMA)	23.35	21.73
Gold (Fix)	1,940.54	1,800.09

The key drivers and recent trends of each of the metals that we produce are discussed below.

Zinc

Zinc is a major material for the construction, transport and infrastructure industries, which represent approximately 50%, 21% and 16% of the zinc end-use, respectively, according to Wood Mackenzie.

The annual average price of zinc on the LME as of December 31, 2023, was 23.9% lower when compared to the corresponding period in 2022. In 2023, the main factor contributing to the decrease in price of zinc as compared to 2022 was the lack of demand from traditional sectors such as construction in most of the consuming regions. In China, after the peak in zinc prices in the 1Q23 with expectations of the country’s recovery after the end of lockdowns, disappointing data from the real estate sector caused the steep drop in prices going into 2Q23. In the US and Europe, the high level of inflation and tax rates discouraged the real estate sector. The sectors that had increases in demand were those connected to the energy transition, such as solar power generation and electric vehicles.

Overview

From the supply side, 2022 was a year of smelter closures with the increase in power prices, especially in Europe, but production levels were normalized by the first half of 2023, with some production that remained offline (Nordenham, for example) as demand was weak. On the other hand, as zinc prices came down during 2Q23, reaching a minimum price of US$2,224/t by May 25, many mines ceased production as the continuing high level of costs caused some assets to operate with negative margins. At the end of 2023, approximately 5% of the world’s zinc concentrate production was offline.

Spot treatment charges for imported concentrates in China decreased from US$275 per tonne in January 2023 to US$80 per tonne in December 2023, as reported by Wood Mackenzie, while long-term contract treatment charges increased from US$230 per tonne in 2022 to US$274 per tonne in 2023. The benchmark for long-term treatment charges was set in April reflecting the surplus of concentrate at the time, after Europe’s smelters closures, although this scenario changed rapidly throughout the year, as smelter production declined due to a reduction in concentrate supply, as mines ceased production. Energy prices also presented a major concern throughout the year, with smelters in China and Europe ceasing or reducing production.

According to Wood Mackenzie’s December 2023 report, in 2023, the zinc metal market closed with a surplus of 260 thousand tonnes resulting from a metal production of 13.7 million tonnes and consumption of 13.4 million tonnes (1.6% lower than 2022). Mine supply presented a decrease of 2.3% in 2023, with a total of 12.5 million tonnes, leading to a concentrate deficit of 107 thousand tonnes, which is expected to drive benchmark treatment charges down during the negotiation of contracts in 2024.

Refined zinc supply presented an increase in 2023, mainly because of Europe’s smelters coming back online and an increase in China’s smelter production.

Copper

Copper is used for building construction, power generation and transmission, electronic product manufacturing and the production of industrial machinery and transportation vehicles. The annual average price of copper on the LME as of December 31, 2023 was 3.6% lower than in the corresponding period in 2022. This was mainly a net result of positive effects related to mine disruptions, a falling US dollar value and demand from sectors related to the energy transition, while traditional demand, such as civil construction and real estate, failed to grow at a faster pace. On balance, total mine production, refined production, as well as global demand for refined copper increased in 2023 compared to 2022 according to Wood Mackenzie.

Lead

Lead is used in batteries as energy storage and in other products such as ammunition, oxides in glass and ceramics, casting metals and sheet lead. The annual average price of lead on the LME as of December 31, 2023 was 0.6% lower than in the corresponding period in 2022. This decrease reflects the market moving into surplus during the last year despite only a modest recovery in mine, and therefore primary smelter, output, while secondary output is suffering with raw material supply.

Silver

Silver is considered a precious metal and generally seen as a store of value, so its price tends to be resilient in times of economic uncertainty. In addition, applications in electronics and solar cells have added to the already broad range of uses of silver in currency, jewelry, and silverware. The annual average LBMA silver price for the year ended December 31, 2023 was 7.5% higher than in the corresponding period in 2022. Silver prices hit the highest level of the year on April 14, 2023, US$26.03 per ounce, which was 0.6% below the highest point of the previous year reached on March 09, 2022, but failed to maintain a similar level over the remainder of 2023, nearing US$21 per ounce in October and recovering by the end of December with US$22.73 per ounce. This performance was mainly due to the volatility of the US dollar and geopolitical risks.

Overview

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. For more details, see “Information on the Company—Mining operations.” Our zinc production increased by 12.4%, while copper and lead increased by 0.5%, and 13.5%, respectively, in 2023. Production of silver contained in concentrates increased by 3.3% in 2023.

Commercial terms

We sell our concentrates and metallic zinc and zinc oxide products mostly through supply contracts with terms between one and three years, and only a small portion is sold on the spot market. The agreements with our customers include customary international commercial terms, such as cost, insurance and freight, or CIF; free on board, or FOB; free carrier, or FCA; and cost and freight, or CFR; pursuant to Incoterms 2010/2020, as published by the International Chamber of Commerce. For concentrates, revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms provided for under the relevant contract.

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, and delivery terms and also according to the market where metal will be sold. In 2023, 47.1% of the total zinc raw material consumption in our smelters was produced by our mines and 52.9% was purchased from third parties or was obtained from secondary raw materials (including oxide). We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users. Our products reach the following end use industries: transport, construction, infrastructure, consumer goods and industrial machinery. In 2023, 71.5% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments, and 28.5% were to international traders. Our ten largest customers represented approximately 58.0% of our total sales volume in 2023. In 2023, we sold to more than 330 customers across 45 different countries.

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

Overview

We apply a Benchmark TC for our integrated mining and smelter operations in Peru. For our other purchases of zinc concentrate from third-party miners and trading companies, the treatment charge is based on the Benchmark TC, spot treatment charges or treatment charges negotiated annually with miners or trading companies.

In order to reduce volatility, for most of our third-party contracts, which are renewed throughout different periods during the year, we consider the 3-years average TC. The reference (average benchmark TC of 2023, 2022 and 2021) for 2023 stood at US$221/t concentrate, down 3.7% from the previous reference (average benchmark TC of 2022, 2021 and 2020).

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

	For the Year Ended December 31,
	2023	2022
Treatment Charge (in US$/dmt)	274	230

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

The following table sets forth, for the periods indicated, information on premiums for the markets indicated, expressed in U.S. dollars per tonne.

	For the Year Ended December 31,
	2023	2022
Rotterdam (in US$/tonne)	371	457
Singapore (in US$/tonne)	131	144
United States (in US$/tonne)	652	750

Source: Wood Mackenzie.

The following table sets forth, for the periods indicated, the gross premium over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in dollars per tonne.

	For the Year Ended December 31,
	2023	2022
Brazilian operations (in US$/tonne)	714	548

Smelter by-products

The quantity of by-products produced in our smelters depends on several factors, including the chemical composition of the concentrate and the recovery rates achieved. Concentrates from some mines contain higher levels of by-product metals than concentrates from other mines. In addition, the higher rate of by-product recovery increases the number and volume of by-products that can be produced and sold.

Overview

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

Energy costs

Our total cost of energy is composed of the operating costs of our own hydroelectric power plants, long-term energy supply contracts, transmission and distribution charges and fees.

In Peru, the energy market is more stable in terms of generation (hydrology forecast) and prices. We obtain 2.6% of the energy for our operations from our own hydroelectric power plants and 97.4% from third party contracts with the SEIN.

In Brazil, the energy for our operations comes from five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests as of December 31, 2023: a 22.4% participation in the consortium Enercan (Campos Novos hydroelectric power plant), 100% ownership of a hydroelectric power plant (Picada) located in Minas Gerais, a 12.6% participation in the consortium Amador Aguiar I, a 12.6% participation in the consortium Amador Aguiar II and a 23.9% participation in the consortium Igarapava. We account for the consortiums as joint operations, as discussed in Note 4(b) to our consolidated financial statements. On a consolidated basis, our costs for energy in Brazil reflect the operating costs of the hydroelectric facilities and are sensitive to a variety of factors, including hydrologic variables.

The only activity of Pollarix is to own our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We own all the common shares of Pollarix, which represents 33.3% of its total share capital and/or its affiliates. The remaining shares are preferred shares with limited voting rights, which are owned by Auren. Under the terms of the preferred shares, Auren is entitled to dividends per share equal to 1.93 times the dividends per share payable on the common shares. See “Information on the Company—Other operations—Power and energy supply—Brazil.” As a result, a substantial part of the profits recognized by Pollarix from selling energy to our Brazilian operating subsidiaries will represent non-controlling interest in our income statement.

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

Overview

Where appropriate, we establish environmental provisions for restoration or remediation of existing contamination and disturbance, with all material issues being reviewed annually. Provisions associated with smelter and mining operations sites primarily relate to soil and groundwater contamination.

Since 2016, we have conducted an extensive study and update of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded additional environmental provisions of US$12.6 million and US$6.9 million in 2022 and 2023, respectively. Although not expected in the near future, changes in legislation and adjustments to our internal policies after the ongoing evaluations could require additional provisions.

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table sets forth Peruvian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2023	2022
Real GDP growth rate (1)(2)	(0.6%)	2.7%
Internal demand growth rate (2)	(1.7%)	2.3%
Private investment growth rate (2)	(7.2%)	(0.5%)
Reference interest rate	6.8%	7.50%
CPI rate (2)	6.3%	7.9%
Appreciation (devaluation) of sol against the U.S. dollar	2.7%	4.9%
Exchange rate of sol to US$1.00 (end of period) (3)	3.7042	3.8061

Sources: Central Reserve Bank of Perú, Peruvian Ministry of Economy and Finance.

(1) Preview: Bloomberg consensus rate.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Brazil

The following table sets forth Brazilian inflation rates, interest rates and exchange rates for the dates and periods indicated.

	For the Year Ended December 31,
	2023	2022
Real GDP growth rate (1)(2)	2.9%	2.9%
Inflation rate (IGP-M) (2)	(3.2%)	5.9%
Inflation rate (IPCA) (2)	4.7%	5.8%
CDI rate (end of period)	11.7%	13.7%
SELIC rate (end of period)	11.8%	13.8%
TJLP	6.6%	7.2%
Appreciation (devaluation) of real against the U.S. dollar	7.2%	6.5%
Exchange rate of real to US$1.00 (end of period) (3)	4.8410	5.2174

Sources: IBGE, the Central Bank, Cetip, and FGV.

(1) Preview published by the Central Bank official report (Focus) as of December 31, 2023.

(2) Accumulated during each period.

(3) Official offer exchange rates.

Overview

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. A portion of our production costs, however, is denominated in reais, so there is a mismatch of currencies between our revenue and costs. In 2023, 20.5% of our production costs and operational expenses were denominated in reais and 16.1% of our production costs and operational expenses were denominated in soles, a smaller portion compared to reais, since most of our costs in Peru are in U.S. dollars. As a result, our results of operations are affected by changes in exchange rates between reais and, to a lesser extent, soles, and the U.S. dollar.

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

	Exchange Rates of S/ and R$ per US$1.00
	Period-End		Average (1)		High		Low
	S/	R$	S/	R$	S/	R$	S/	R$
Year ended December 31,
2022	3.8061	5.2174	3.8344	5.1652	4.0005	5.7039	3.6350	4.6172
2023	3.7042	4.8410	3.7438	4.9950	3.8953	5.4456	3.5570	4.7199
Month
January 2024	3.8085	4.9532	3.7416	4.9141	3.8101	4.9712	3.6954	4.8540
February 2024	3.7801	4.9830	3.8255	4.9641	3.8835	5.0050	3.7801	4.9300
March 2024 (through March 22nd)	3.7041	4.9894	3.7076	4.9776	3.7700	5.0349	3.6730	4.9361

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

Luxembourg

The combined applicable income tax rate (including an unemployment fund contribution) is 24.94% from 2019 onwards for entities having their statutory seat in Luxembourg City.

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

To promote investments in Peru, investors and Peruvian companies may enter into an agreement with the Peruvian government, a Legal Stability Agreement, to provide a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered a guarantee and investment protection contract, or the stability agreement. Pursuant to the stability agreement, Nexa Peru applied a special income tax rate of 20.0% from 2007 through 2021. The 29.5% income tax rate is applicable to Nexa Peru from January 1, 2022 onwards. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”

Overview

Our Peruvian subsidiaries Nexa Resources El Porvenir S.A.C. and Nexa Resources Atacocha S.A.A., do not have stability agreements with the Peruvian government and are therefore subject to a special mining tax (Impuesto Especial a la Minería, or “IEM”), with marginal rates from 2.00% and 8.40% of operating income, depending on the operating margin. In addition, these companies are subject to a mining levy (regalia minera). In 2022, Nexa Peru became subject to an IEM and mining royalties’ tax following the expiration of its tax stability agreement with the Peruvian government on December 31, 2021, and to date remains subject to the IEM and mining royalties tax.

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

For the Year Ended December 31,		Variation	% of Net Revenue from Products Sold
2023	2022	2023/2022	2023	2022

	(in millions of US$)		(percentage)	(percentage)
Consolidated income statement information:
Net revenues	2,573.2	3,034.0	(15.2)	100.0	100.0
Cost of sales	(2,276.7)	(2,395.2)	(4.9)	(88.5)	(78.9)
Gross profit	296.5	638.8	(53.6)	11.5	21.1
Operating expenses:
Selling, general and administrative	(126.9)	(145.5)	(12.8)	(4.9)	(4.8)
Mineral exploration and project evaluation	(99.7)	(98.9)	0.8	(3.9)	(3.3)
Impairment loss of long-lived assets	(114.6)	(32.5)	252.6	(4.5)	(1.1)
Other income and expenses, net	(110.6)	(2.7)	4,035.5	(4.3)	(0.1)
Operating income (loss)	(155.3)	359.2	(143.2)	(6.0)	(11.8)
Share in the results of associates	23.5	1.9	1,148.6	0.9	0.1
Results from equity investees	23.5	1.9	1,148.6	0.9	0.1
Financial income	25.5	25.0	1.9	1.0	0.8
Financial expenses	(204.2)	(168.7)	21.0	(7.9)	(5.6)
Other financial items, net	17.0	9.9	71.3	0.7	0.3
Net financial results	(161.6)	(133.7)	20.9	(6.3)	(4.4)
(Loss) income before income tax	(293.5)	227.4	(229.1)	(11.4)	7.5
Income tax benefit (expense)	4.3	(151.0)	(102.8)	0.2	(5.0)
Net (loss) income for the year	(289.2)	76.4	(478.6)	(11.2)	2.5

Net revenues

In 2023, net revenues decreased by 15.2%, or US$460.8 million, primarily due to the decrease in zinc and copper prices and lower smelting sales volume, which was partially offset by higher mining production volumes. In 2023, zinc average LME prices (which is the key benchmark for our prices) increased by 23.9%, from US$3,478.3 per tonne in 2022 to US$2,646.6 per tonne in 2023. In 2023, this decrease had a negative impact in our net revenues of approximately US$490.6 million, based on our sales volumes of 589.8kt in 2023 and the average LME price difference of US$831.7/t between 2023 and 2022. Additionally, we had a negative impact in our net revenues of approximately US$91.7 million, explained by lower smelting sales volume. Finally, copper prices, which decreased 3.6% from US$8,797.0 per tonne in 2022 to US$8,477.8 per tonne in 2023, had a negative impact of US$11.4 million. The above decrease in our net revenues was partially offset by a positive impact of US$18.1 million, due to higher mining production volumes related to higher copper and lead sales. For a discussion of the underlying reasons driving the change in commodity prices, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices.”

The following table shows a breakdown of our net revenues by destination of our sales.

Results of Operations

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Peru	654.2	859.8
Brazil	559.8	827.2
Singapore	229.3	166.4
Switzerland	209.3	124.7
United States	169.0	174.5
Argentina	94.1	94.4
Chile	83.5	120.1
Luxembourg	78.5	95.3
China	65.9	-
Austria	47.9	48.7
South Africa	41.4	55.9
South Korea	40.0	32.4
Colombia	36.1	64.0
Japan	32.1	71.4
Taiwan	26.9	65.0
Turkey	26.6	55.0
Belgium	19.8	17.9
Malaysia	18.7	26.0
Netherlands	16.0	13.6
Ecuador	14.6	15.4
Italy	9.5	9.6
Vietnam	5.0	8.4
Other	95.2	88.4
Net revenues	2,573.2	3,034.0

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

	For the Year Ended December 31,
	2023	2022
Treatment Ore (in tonnes)	13,846,530	12,343,018
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	333,154	296,403
Copper contained in concentrates (in tonnes)	33,385	33,219
Lead contained in concentrates (in tonnes)	65,194	57,448
Silver contained in concentrates (in oz)	10,300,672	9,974,462
Gold contained in concentrates (in oz)	27,627	27,216
External Mining Sales—Metal Contained in Concentrate (1)
Zinc contained in concentrates (in tonnes)	18,321	179
Copper contained in concentrates (in tonnes)	33,379	32,931
Lead contained in concentrates (in tonnes)	65,596	59,406
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	323,059	332,824
Três Marias (metal available for sale in tonnes)	148,354	149,592
Juiz de Fora (2) (metal available for sale in tonnes)	82,147	84,160
Total zinc metal available for sale production (in tonnes)	553,559	566,577
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias (Zinc oxide, contained zinc in tonnes)	33,966	40,322
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	555,957	575,886
Zinc oxide (in tonnes)	33,885	40,315
Total smelting sales volumes (in tonnes)	589,843	616,200

(1)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”
(2)	Including 3,067 tonnes of zinc ashes and drosses in 2023, and 3,710 in 2022.

Results of Operations

Cost of sales

In 2023, our cost of sales decreased by 4.9%, or US$118.4 million, of which approximately US$54.9 million was related to the positive impact of the reversal of the net realizable value provision of Aripuanã’s inventory and the positive impact of approximately US$166.0 million due to lower smelting sales volume and lower third party zinc concentrate prices, which were partially offset by approximately US$102.5 million related to higher operational costs (excluding raw material).

Selling, general and administrative expenses

In 2023, our selling, general and administrative (“SG&A”) expenses decreased by 12.8%, or US$18.6 million, to US$126.9 million mainly as result of our organizational redesign that occurred in 2022 and lower third-party services in support areas.

Mineral exploration and project evaluation

In 2023, our mineral exploration and project evaluation expenses increased by 5.6%, or US$4.9 million, primarily in brownfield investments (mainly El Porvenir, Cerro Lindo, Aripuanã and Vazante) and exploration stage projects due to budget restrictions regarding the decrease in LME of base metals. In 2023, our exploration drilling (including infill drilling in Aripuanã) totaled 85.2 km, compared to 116.7 km in 2022, excluding Aripuanã infill drilling we drilled a total of 64.1 km.

Impairment loss

In 2023, Nexa performed its annual test and analyzed all impairment indicators and recorded a non-cash, pre-tax net impairment loss on long-lived assets of US$114.6 million (after-tax US$90.3 million), comprised of the Morro Agudo unit of Nexa Recursos Minerais S.A, and Nexa Resources Perú S.A.A. and subsidiaries.

For further information about our impairment assessments, please refer to Note 31 to our consolidated financial statements.

Other income and expenses, net

In 2023, our other income and expenses, net negatively impacted our results by US$110.6 million, mainly due to recognition of expenses related to the provisions of VAT discussions totaling US$86.9 million, variation of US$22.0 million in Offtake gains of US$2.3 million in 2023 versus a gain of US$24.3 million in 2022, the recognition of US$15.7 million related to Pollarix’s energy mark-to-market (“MTM”) balance and a variation of US$45.8 million referring to expenses recorded for the pre-operation of Aripuanã, which did not occur in 2023.

The following table sets forth our other income and expenses, net for the periods indicated. For further information, please refer to Note 9 to our consolidated financial statements.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Other income and expenses, net
ICMS tax incentives	32.3	56.7
Changes in fair value of offtake agreement	2.3	24.3
Changes in fair value of derivative financial instruments	(1.4)	1.4
Loss on sale of property, plant and equipment	(3.7)	(0.7)
Changes in asset retirement and environmental obligations	(3.2)	(1.5)
Pre-operating expenses related to Aripuanã	-	(45.8)
Slow moving and obsolete inventory	(4.4)	(11.5)
Dams obligations	(7.0)	-
Provision for legal claims	(13.9)	(7.7)
Contribution to communities	(13.1)	(17.2)
Impairment of other assets	-	(9.3)
Tax voluntary disclosure – VAT discussions	(86.9)	-
Energy forward contracts – Changes in Fair Value	(15.7)	-
Others	4.0	8.7
Total other income and expenses, net	(110.6)	(2.7)

Results of Operations

Net financial results

We recognized a net financial expense of US$161.7 million in 2023 compared to a net financial expense of US$133.7 million in 2022. This increase was mainly due to an increase of US$16.0 million related to the financial expenses of VAT discussions, an increase of US$11.8 million in financial expenses from factoring operations and a decrease of US$5.3 million in financial income from investments and, cash and cash equivalents.

In 2023, our financial income increased by 1.9%, or US$0.5 million, to US$25.5 million. This increase was mainly due to the increase of US$5.7 million related to a monetary update on assets, interests and use of public assets, partially offset by the decrease of US$5.3 million in interest on financial investments and, cash and cash equivalents.

In 2023, our financial expenses increased by 21.0%, or US$35.5 million, to US$204.2 million. This increase was mainly due to an increase of US$16.0 million mainly related to VAT discussions and an increase of US$11.8 million from factoring operations.

In 2023, our other financial items, net increased by 71.3%, or US$7.1 million, to US$17.0 million. This increase was mainly due to the net foreign exchange gains reflecting the accounting effect of the appreciation of the Brazilian real against the U.S. dollar on certain U.S. dollar-denominated loans made by Nexa Resources to Nexa Brazil (which uses the Brazilian real as its functional currency). During 2023, the 3.3% average appreciation of the Brazilian real against the U.S. Dollar3 resulted in a foreign exchange gain.

Excluding the effect of foreign exchange variation, the net financial expense in 2023 increased by 23.8% to US$179.8 million compared to US$145.2 million in 2022, as a result of the aforementioned reasons.

(Loss) income before income tax

As a result of the factors described above, our loss before income tax was US$293.5 million in 2023, as compared to income before income tax of US$227.4 million in 2022.

Income tax benefit (expense)

In 2023, we recorded a net income tax benefit of US$4.3 million.

In 2023, our current income tax expense decreased by 48.4%, or US$71.1 million, to US$75.7 million, mainly due to the decrease in income before income tax for the year as a result of lower metal prices and volumes.

3 On December 31, 2023, the Brazilian real / U.S. dollar exchange rate at the end of period was R$4.841/US$1.00 compared to R$5.217/US$1.00 on December 31, 2022.

Results of Operations

The difference between the nominal and effective tax rates in 2023 and 2022 are primarily a result of permanent items that affect the calculation of current income tax for the period, such as tax payments related to the tax voluntary disclosure agreement made with the State of Minas Gerais, impairment of goodwill in Peru, and special mining levy and mining taxes in Peru, partially offset by permanent tax exclusion of VAT tax incentives in Brazil.

In 2023, we recorded a deferred tax income of US$80.0 million, mainly as a result of the recognition of deferred tax asset over Brazil tax losses for the year and effects of exchange variation in Peru arising from the fluctuation of the historical exchange rate and the current exchange rate of property, plant and equipment and intangible assets.

Net (loss) income for the year

As a result of the foregoing, we had a net loss of US$289.2 million in 2023 as compared to net income of US$76.4 million in 2022.

Results by segment

The following table sets forth our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,		Variation	Variation
	2023	2022	2023/2022	2023/2022
Consolidated Income Statement Information:	(in millions of US$)			(percentage)
Net revenues:
Mining	1,090.3	1,248.0	(157.8)	(12.6)
Smelting	1,946.7	2,467.0	(520.3)	(21.1)
Intersegments Sales	(468.3)	(683.6)	215.3	(31.5)
Adjustments (1)	4.5	2.6	2.0	76.3
Total	2,573.2	3,034.0	(460.8)	(15.2)
Cost of sales:
Mining	(1,028.3)	(905.2)	(123.0)	13.6
Smelting	(1,726.6)	(2,190.9)	464.3	(21.2)
Intersegments Sales	468.3	683.6	(215.3)	(31.5)
Adjustments (1)	9.8	17.4	(7.5)	(43.4)
Total	(2,276.8)	(2,395.2)	118.4	(4.9)
Gross profit:
Mining	62.0	342.8	(280.8)	(81.9)
Smelting	220.1	276.1	(56.0)	(20.3)
Adjustments (1)	14.4	20.0	(5.6)	(27.9)
Total	296.5	638.8	(342.3)	(53.6)

(1)	See Note 2 to our consolidated financial statements.

Mining

Net revenues

In 2023, our net revenues in the mining segment decreased by 12.6%, or US$157.8 million. This decrease was primarily due to lower LME base metal prices, partially offset by higher zinc and lead volumes.

In 2023, our production of zinc contained in concentrates increased by 12.4% to 333.2 thousand tonnes in 2023, primarily due to the increase in production at Aripuanã and Vazante, as a result of higher treated ore volumes and higher average zinc grades. Our production of copper contained in concentrates increased by 0.5% to 33.4 thousand tonnes of metal contained in concentrates, primarily due to the increase in production at Aripuanã, partially offset by the decrease in production at Cerro Lindo. Finally, our production volumes of lead contained in concentrates increased by 13.5% to 65.2 thousand tonnes of metal contained in concentrates in 2023 compared to 2022, primarily due to the increase in production at Aripuanã and Morro Agudo, as a result of higher average lead grades and higher treated ore volumes.

Results of Operations

In 2023, the only export volumes of zinc contained in concentrates were concentrates from Aripuanã to third parties that were not within market specifications.

Cost of sales

In 2023, our cost of sales in our mining segment increased by 13.6%, or US$123.0 million, mainly due to the effect of Aripuanã ramp-up activities explained by costs associated with a full-year of production in comparison to 2022, which was only a partial year of production.

Smelting

Net revenues

In 2023, our net revenues in the smelting segment decreased by 21.1%, or US$520.3 million, mainly due to lower zinc prices and lower metal sales volumes, which was partially offset by higher metal premium.

Our total metal (zinc metal + zinc oxide) sales were 589.8 thousand tonnes in 2023, down 4.3%, or 26.4 thousand tonnes compared to 2022, affected by lower production volumes of our smelters, in addition to a decrease in global demand, and lower domestic demand for zinc oxide. In 2023, our sales volume of zinc metal of 556.0 thousand tonnes decreased by 3.5%, or 19.9 thousand tonnes versus 2022, following the same trend. In 2023, our sales volumes of zinc oxide decreased by 15.9%, or 6.4 thousand tonnes, to 33.9 thousand tonnes.

Cost of sales

In 2023, our cost of sales in our smelting segment decreased by 21.2%, or US$464.3 million, primarily due to lower sales volumes, the decrease in metal prices and higher zinc TCs, positively impacting the zinc concentrate purchase price.

Non-IFRS Accounting Standards measures and reconciliation

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

Results of Operations

When applicable, Adjusted EBITDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view. These events did not impact our Adjusted EBITDA in 2023 and 2022 but may impact future periods.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

A reconciliation of Adjusted EBITDA to our net income for the years indicated is presented below.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net (loss) income for the year	(289.2)	76.4
Share in the results of associates	(23.5)	(1.9)
Depreciation and amortization	298.4	290.9
Net financial results	161.6	133.7
Income tax benefit (expense)	(4.3)	151.0
Other Adjustments (1)	-	-
Change in fair value of offtake agreement (2)	(2.3)	(24.3)
Impairment loss of long-lived assets (3)	114.6	32.5
Impairment of other assets (4)	-	9.3
Loss on sale of property, plant and equipment (5)	3.7	0.7
Remeasurement in estimates of asset retirement obligations (6)	(3.1)	(6.2)
Remeasurement adjustment of streaming agreement (7)	10.1	10.6
Ramp-up expenses of greenfield projects (Aripuanã) (8)	15.5	87.5
Energy forward contracts – Changes in Fair Value (9)	15.7	-
Tax voluntary disclosure – VAT discussion (10)	87.0	-
Dams obligations (11)	7.0	-
Adjusted EBITDA	391.2	760.3

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

(8) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their nameplate capacity. Once the Aripuanã operation is stabilized and operational at its nameplate capacity, such effects will no longer be excluded.

(9) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of the company’s subsidiary, Pollarix.

(10) Expenses related to the impact of accruals related to VAT discussions.

(11) Expenses related to the impact of the provisions related to dams obligations.

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

Results of Operations

Adjusted EBITDA by Segment

Adjusted EBITDA by segment is the main performance measure used by the chief operating decision maker to assess segment performance and to make decisions about resource allocation. Adjusted EBITDA information for Nexa’s segments is disclosed and reconciled with IFRS Accounting Standards numbers in Note 2 to Nexa’s financial statements. The use of Adjusted EBITDA as a segment performance measure is not considered a non-IFRS Accounting Standards financial measure.

A breakdown of Adjusted EBITDA by segment is presented below.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	149.1	439.8
Smelting	247.0	326.4
Other (1)	(4.9)	(5.9)
Adjusted EBITDA	391.2	760.3

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

A reconciliation of net debt to loans and financing as of December 31, 2023 and 2022 is presented below.

	As of December 31,
	2023	2022
	(in millions of US$)
Calculation of Net Debt:
Loans and financings	1,725.6	1,669.3
Derivative financial instruments	2.6	2.6
Lease liabilities	9.2	5.0
Cash and cash equivalents	(457.3)	(497.8)
Financial investments	(11.1)	(18.1)
Net Debt	1,269.1	1,161.0

Net Debt to Adjusted EBITDA

We define net debt to Adjusted EBITDA ratio as net debt divided by Adjusted EBITDA.

The calculation of our net debt to Adjusted EBITDA ratio for the periods indicated is presented below.

	As of and For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	1,269.1	1,161.0
Adjusted EBITDA	391.2	760.3
Net Debt to Adjusted EBITDA Ratio	3.24	1.53

Results of Operations

Adjusted EBITDA Margin

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	391.2	760.3
Net revenues	2,573.2	3,034.0
Adjusted EBITDA Margin	15.2%	25.1%

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

The calculation of our adjusted working capital derived from our consolidated financial statements as of December 31, 2023 and 2022 is presented below.

	As of December 31,
	2023	2022
	(in millions of US$)
Calculation of Adjusted Working Capital:
Trade accounts receivables	141.9	223.7
Inventory	339.7	395.2
Other assets	216.5	210.0
Trade payables	(451.6)	(413.9)
Confirming payables	(234.4)	(216.4)
Other liabilities	(123.9)	(75.7)
Adjusted working capital	(111.8)	123.0

Cash cost, net of by-products credits and related measures

In this report, we also present measures of costs that are widely used by peer companies operating in the mining and smelting industries. These performance measures are not IFRS Accounting Standards measures, and they do not have a standard meaning and therefore may not be comparable to similar data presented by other mining and smelting companies. They should not be considered as a substitute for costs of sales, costs of selling and administrative expenses, or as an indicator of costs. Similar measures are also calculated by Wood Mackenzie for many market participants, but Wood Mackenzie’s methodology differs from the methodology we use below.

Our management uses cash cost, net of by-products credits and related measures, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the operational performance of our operations that facilitates period-to-period comparisons on a consistent basis.

In calculating cash cost, net of by-products credits, we account for transactions between our mining operations and our smelting operations using the same methodology we use to evaluate the performance of our mining and smelting segments. See Note 2 to our consolidated financial statements. We prepare an internal calculation based on transfer pricing adjustments made on an arm’s length principal basis. All information disclosed for cash cost, net of by-products credits is consistent with this methodology.

Results of Operations

Mining operations

Cash cost, net of by-products credits: For our mining operations, cash cost, net of by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost is calculated on a contained zinc sold basis, which indicates the percentage of zinc in metal sold, after the deduction of by-products credits attributable to mining operations, such as copper, silver, gold, and lead, which are deducted from total cash cost.

Sustaining cash cost, net of by-products credits: Sustaining cash cost, net of by-products credits is defined as the cash cost, net of by-products credits plus non-expansion capital expenditure, including sustaining health, safety and environment, modernization and other non-expansion-related capital expenditures.

All in sustaining cost, net of by-products credits: All in sustaining cost (“AISC”) is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation.

Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

For mining operations, we present below cash cost, net of by-products credits, sustaining cash cost, net of by-products credits and all-in sustaining cost and a reconciliation to our consolidated financial statements.

For the year ended December 31, 2023

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	145,662	23,167	78,388	57,673	8,486	313,376		313,376
Cost of goods sold	124.7	65.0	354.8	205.1	69.9	819.5	(3.2)	816.3
On-site G&A	0.5	0.5	0.7	1.5	1.0	4.2		4.2
By-product credits	(16.2)	(32.0)	(310.1)	(148.3)	(64.1)	(570.6)	24.5	(546.1)
Treatment and refining charges	114.2	14.9	41.6	34.9	5.2	210.8		210.8
Selling expenses	0.3	(0.1)	2.0	0.6	0.2	3.0		3.0
Depreciation and amortization	(24.1)	(4.5)	(86.2)	(45.7)	(17.3)	(177.8)	(0.1)	(177.8)
Royalties	(2.2)	(1.4)	(2.0)	(2.5)	(0.4)	(8.4)		(8.4)
Workers’ participation & bonus	(1.9)	(1.0)	(5.2)	(2.8)	(0.9)	(11.7)		(11.7)
Others	0.5	0.1	(6.6)	(6.5)	(1.8)	(14.3)		(14.3)
Cash cost net of by-product credits (sold)	195.7	41.6	(10.9)	36.4	(8.1)	254.7	21.3	276.0
Cash cost net of by-product credits (sold) (US$/tonne)	1,343.5	1,796.8	(138.6)	630.6	(959.7)	812.7		880.6
Non-expansion capital expenditure	29.1	3.0	43.3	68.6	16.2	160.2	59.7	219.9
Sustaining cash cost net of by-product credits (sold)	224.8	44.6	32.4	105.0	8.1	414.8	81.0	495.8
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,543.2	1,925.1	413.1	1,820.8	949.4	1,323.8		1,582.2
Workers’ participation & bonus	1.9	1.0	5.2	2.8	0.9	11.7		11.7
Royalties	2.2	1.4	2.0	2.5	0.4	8.4		8.4
Corporate G&A							45.3	45.3
AISC net of by-product credits (sold)								561.2
AISC net of by-product credits (sold) (per tonne)								1,790.7

Results of Operations

For the year ended December 31, 2022

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	131,527	18,700	85,910	52,001	9,560	297,699		297,699
Cost of goods sold	116.0	63.8	396.5	167.9	75.4	819.6	(1.8)	817.8
On-site G&A	1.2	0.8	0.5	0.7	0.3	3.4		3.4
By-product credits	(10.3)	(22.6)	(351.2)	(123.3)	(72.2)	(579.7)	11.7	(568.0)
Treatment and refining charges	91.3	9.6	39.9	27.6	5.1	173.5		173.5
Selling expenses	0.4	1.4	1.8	0.6	0.5	4.7		4.7
Depreciation and amortization	(24.0)	(9.1)	(117.0)	(27.2)	(14.9)	(192.1)	(0.0)	(192.2)
Royalties	(2.1)	(1.4)	(5.6)	(3.8)	(0.9)	(13.8)		(13.8)
Workers’ participation & bonus	(1.6)	(0.9)	(13.3)	(5.2)	(0.8)	(21.8)		(21.8)
Others	(9.5)	(1.2)	0.2	0.6	(7.3)	(17.3)		(17.3)
Cash cost net of by-product credits (sold)	161.4	40.4	(48.2)	37.8	(15.0)	176.5	9.9	186.4
Cash cost net of by-product credits (sold) (US$/tonne)	1,227.5	2,160.5	(561.4)	727.7	(1,566.2)	592.8		626.0
Non-expansion capital expenditure	41.9	6.8	42.5	36.7	4.5	132.4	69.4	201.8
Sustaining cash cost net of by-product credits (sold)	203.4	47.2	(5.8)	74.5	(10.5)	308.9	79.3	388.2
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,546.2	2,523.8	(67.1)	1,433.6	(1,096.6)	1,037.5		1,304.0
Workers’ participation & bonus	1.6	0.9	13.3	5.2	0.8	21.8		21.8
Royalties	2.1	1.4	5.6	3.8	0.9	13.8		13.8
Corporate G&A							52.0	52.0
AISC net of by-product credits (sold)								475.8
AISC net of by-product credits (sold) (per tonne)								1,598.1

Smelting operations

Cash cost, net of by-products credits: For our smelting operations, cash cost, net of by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost is calculated on a contained zinc sold basis after the deduction of by-products credits attributable to smelting operations.

Sustaining cash cost, net of by-products credits: Sustaining cash cost, net of by-products credits is defined as the cash cost, after by-products credits plus non-expansion capital expenditure, including sustaining health, safety and environment, modernization and other non-expansion-related capital expenditures.

All in sustaining cost, net of by-products credits: All in sustaining cost is defined as sustaining cash cost, net of by-products credits plus general and administrative expenses and workers’ participation.

Our cash cost and AISC net of by-products credits are measured with respect to contained zinc sold, not considering resale operations of zinc from third parties. For our smelting operations, we present below cash cost, net of by-products credits, sustaining cash cost, net of by-products credits and all in sustaining cost and a reconciliation to our consolidated financial statements.

Results of Operations

For the year ended December 31, 2023

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	174,790	81,939	325,927	582,656		582,656
Cost of goods sold	502.2	268.8	960.3	1,731.4	(5.3)	1,726.1
Cost of services rendered	(22.4)	(9.5)	(43.5)	(75.4)		(75.4)
On-site G&A	1.4	0.7	5.5	7.5		7.5
Depreciation and amortization	(21.2)	(13.1)	(43.1)	(77.3)		(77.3)
By-product credits	(14.2)	(26.9)	(135.6)	(176.7)	5.3	(171.4)
Workers’ participation & Bonus	(1.5)	(1.6)	(10.8)	(13.9)		(13.9)
Others	0.8	0.1	10.9	11.8		11.8
Cash cost, net of by-product credits (sold)	445.2	218.5	743.7	1,407.3	0.0	1,407.3
Cash cost, net of by-product credits (sold) (per tonne)	2,546.9	2,666.3	2,281.7	2,415.4		2,415.4
Non-expansion capital expenditure	22.2	14.4	34.5	71.1	13.9	85.0
Sustaining cash cost, net of by-product credits (sold)	467.4	232.9	778.1	1,478.4	13.9	1,492.3
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,673.9	2,842.6	2,387.5	2,537.4		2,561.3
Workers’ participation	1.5	1.6	10.8	13.9		13.9
Corporate G&A					27.9	27.9
AISC net of by-product credits (sold)						1,534.1
AISC net of by-product credits (sold) (per tonne)						2,632.9

For the year ended December 31, 2022

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	180,029	83,084	334,076	597,189		597,189
Cost of goods sold	621.4	325.2	1,219.4	2,166.1	(6.1)	2,159.9
Cost of services rendered	(19.5)	(9.9)	(57.0)	(86.4)		(86.4)
On-site G&A	2.0	1.1	6.1	9.2		9.2
Depreciation and amortization	(18.4)	(13.1)	(47.2)	(78.7)		(78.7)
By-product credits	(9.5)	(36.8)	(180.4)	(226.7)	6.1	(220.5)
Workers’ participation & Bonus	(1.6)	(1.3)	(13.7)	(16.6)		(16.6)
Others	(13.5)	(6.0)	14.7	(4.8)		(4.8)
Cash cost, net of by-product credits (sold)	561.0	259.1	941.9	1,761.9	0.0	1,761.9
Cash cost, net of by-product credits (sold) (per tonne)	3,116.0	3,118.1	2,819.5	2,950.4		2,950.4
Non-expansion capital expenditure	42.1	22.4	45.3	109.9	(18.9)	90.9
Sustaining cash cost, net of by-product credits (sold)	603.1	281.5	987.2	1,871.8	(18.9)	1,852.9
Sustaining cash cost net of by-product credits (sold) (per tonne)	3,350.1	3,387.9	2,955.1	3,134.4		3,102.7
Workers’ participation	1.6	1.3	13.7	16.6		16.6
Corporate G&A					31.0	31.0
AISC net of by-product credits (sold)						1,900.6
AISC net of by-product credits (sold) (per tonne)						3,183.0

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

In October 2023, Nexa announced the successful closing of a US$320 million sustainability-linked revolving credit facility. The applicable margin is subject to compliance with carbon reduction key performance indicators, reflecting the Company’s commitment to reducing its carbon footprint. Such efforts are consistent with Nexa’s ESG ambitions, targeting net-zero greenhouse gas emissions by 2050, in alignment with the Paris Agreement.

Our financing strategy is to fund our necessary capital expenditures and to preserve our liquidity while meeting our debt payment obligations. We believe that our cash and cash equivalents on hand, cash from operations and available borrowings will be adequate to meet our capital expenditure requirements and liquidity needs for our current obligations. We may require additional capital to meet our longer-term liquidity and future growth requirements. Although we believe that our sources of liquidity are adequate, weaker economic conditions in Brazil, Peru or globally could materially adversely affect our business and liquidity.

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements, share premium reimbursements, dividends and investment activities, as well as a need to service our indebtedness. In 2023, we generated net cash from operating activities of US$246.8 million, a 7.4% decrease as compared to US$266.6 million in 2022, which was largely due to continued investments towards sustaining our current operations, including Aripuanã and our working capital needs.

Uses of funds

In the ordinary course of business, our principal funding requirements are related to capital expenditures, dividend payments and debt service. In 2023, we also used funds to invest towards sustaining our current operations, for our working capital needs and for taxes and interest to service debt.

Capital expenditures

Our capital expenditures in 2023 amounted to US$309.0 million. Of this amount, 1.2% was allocated to expansion projects, mainly driven by the Vazante mine deepening project, in line with our annual guidance due to lower than expected HS&E and other non-expansion investments.

Non-expansion projects, which includes sustaining and HS&E, among others, accounted for 98.8% of the total capital expenditures (or US$305.3 million) in 2023, including US$79.4 million of Aripuanã.

For 2024, we have budgeted US$311.0 million to invest in our operations and projects that are currently underway.

Expenses related to exploration and project evaluation

In 2023, exploration expenses were US$57.2 million, mainly driven by brownfield investments with the objective of extending the life of the mines we are currently operating (mainly in Cerro Lindo, Aripuanã, Vazante and El Porvenir) and copper exploration phase projects to support our growth strategy. We continue with efforts to replenish and increase available mineral resources as part of our long-term strategy, advancing mineral exploration activities, focusing mainly on identifying new ore bodies through drilling campaigns and preserving our investments in greenfield projects and business development analysis.

Liquidity and Capital Resources

Project evaluation investment amounted to US$35.1 million in 2023, including approximately US$27.4 million directed towards brownfield projects in FEL1 and FEL2 stages and US$1.4 million to greenfield projects in the same stages.

We expect to continue to advance with our exploration and drilling campaigns and develop our pipeline of projects. In 2024, we estimate to spend US$58.0 million on expenses relating primarily to drilling campaigns in brownfield projects (mainly in Cerro Lindo, Vazante and Aripuanã) to expand the mineral resources and mineral reserves inventory, and on the development of our copper portfolio in the exploration stage.

Distributions

On March 24, 2023, we paid approximately US$25.0 million (US$0.19 per common share) of share premium (or special dividend) to our shareholders. This share premium will be ratified, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2023, which will occur on June 13, 2024.

Debt

As of December 31, 2023, our total outstanding consolidated indebtedness (current and non-current loans and financings, including accrued interest as of December 31, 2023) is US$1,725.6 million, consisting of US$143.2 million of short-term indebtedness, including the current portion of long-term indebtedness (or 8.3% of the total indebtedness), and US$1,582.4 million of long-term indebtedness (or 91.7% of the total indebtedness). Our outstanding consolidated indebtedness increased by 3.4% compared to December 31, 2022.

Our U.S. dollar denominated indebtedness as of December 31, 2023 was US$1,446.2 million (or 83.8% of our total indebtedness), our Brazilian real denominated indebtedness was US$279.3 million (or 16.2% of our total indebtedness).

As of December 31, 2023, US$513.0 million, or 29.7% of our total consolidated indebtedness, bears interest at floating rates, including US$279.3 million of real-denominated indebtedness that bear interest at rates based on the CDI rate, SELIC rate or Taxa de Juros de Longo Prazo (“TJLP”) and Taxa de Longo Prazo (“TLP”) rates (the long-term interest rates set by the Brazilian National Monetary Council and the basic costs of financing of the BNDES), and US$233.7 million of foreign currency-denominated indebtedness that bear interest at rates based on SOFR.

Only 8.3% (US$143.2 million) of the total debt matures in 2024, 5.9% (US$101.9 million) matures between 2025 and 2026, while 85.8% (US$1,480.5 million) of total debt matures in and after 2027.

We continuously assess short-term and mid-term commodities prices, Nexa’s capital structure, financial position and the quantum and maturity profile of our debt. Actions in relation to our capital structure, including, but not limited to, improving the profile of outstanding debt, focusing on extending maturity and assessing financing alternatives are constantly being evaluated.

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2023.

		As of December 31, 2023
Indebtedness	Average Annual Interest Rate	Current Portion (1)	Long-term Portion	Total
		(in millions of US$)
Eurobonds – USD	Pre-USD + 5.84%	18.5	1,194.0	1,212.6
BNDES	TJLP + 2.82% SELIC + 3.10% TLP – IPCA + 5.46%	28.6	180.3	208.9
Export Credit Notes	SOFR + 1.85% 134.20% CDI SOFR + 2.5%	95.7	142.1	237.9
Other	SOFR + 2.57%	0.3	65.9	66.2
Total		143.2	1,582.4	1,725.6

(1) Includes principal and interest.

Liquidity and Capital Resources

As of December 31, 2023, US$208.9 million remains outstanding under our loan agreements with BNDES regarding to Nexa Brazil’s facility agreement which are guaranteed only by Nexa Resources.

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

As of December 31, 2023 we were in compliance with the above stated ratios.

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$143.2 million, including principal and interest, as of December 31, 2023.

In October 2023, we announced the closing of a US$320 million sustainability-linked revolving credit facility, which replaces Nexa’s 2019 US$300 million revolving credit facility that was set to mature in October 2024. The new sustainability-linked credit facility supports Nexa’s liquidity profile and the applicable margin is subject to compliance with carbon reduction key performance indicators, reflecting the Company’s commitment to reducing its carbon footprint. Such efforts are consistent with Nexa’s ESG ambitions, targeting net-zero greenhouse gas emissions by 2050, in alignment with the Paris Agreement. The new facility is guaranteed by Nexa Brazil and Nexa CJM and will mature on October 20, 2028, and amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR per annum. As of December 31, 2023, no amounts were drawn under this facility.

In March 2024, we entered into a 4131 Note agreement in the total principal amount of R$150 million (approximately €30 million) at an annual gross interest rate of 5.6%, maturing in June 2024. Additionally, a Global Derivatives Contract was established to swap the currency fluctuation of the euro to hedge this loan operation at a cost of CDI + 0.90%.

Also in March 2024, we extended by five years, one of our remaining Export Credit Notes which was maturing on October 2024 with a cost of TERM SOFR + 2.4%, in the total initial facility amount of US$90.0 million.

We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on current market conditions and our liquidity position. See “Risk factors—Financial risk— Our business requires substantial capital expenditures and is subject to financing risks.”

Long-term indebtedness

The following discussion briefly describes our principal financing agreements as of the date of this annual report. For additional information, see Note 24 to our consolidated financial statements.

Liquidity and Capital Resources

Debentures. On March 22, 2024, Nexa Recursos Minerais S.A. (Nexa Brazil), a wholly-owned subsidiary of Nexa Resources, announced the public offering of 650,000 non-convertible ESG-linked debentures, each with a par value of R$1,000.00, totaling R$650 million (approximately US$130 million). The debentures mature on March 28, 2030, are unsecured, bullet, and bear interest at 100% of CDI interest rate plus 1.50% per annum. The settlement date is expected to occur between March 28, 2024 and April 3, 2024, and will be characterized as debentures linked to ESG targets, aligning with the same ESG framework of our US$320 million sustainability-linked revolving credit facility mentioned above. The offering is part of Nexa’s balance sheet and liability management strategy.

4131 Note. In December 2023, we entered into a 4131 Note agreement in the total principal amount of US$50 million with maturity date of five years and costs of 2.57% plus TERM SOFR. As of December 31, 2023, our outstanding principal amount under this 4131 Note was US$50.2 million.

Export Credit Notes. In March and April 2020, we entered into five Export Credit Note agreements in the total principal amount of R$1,477 million (approximately US$300 million) with maturity dates between one and five years and costs between 134.2% of CDI and CDI +1.8% up to CDI + 4.2%. In 2020, we prepaid the principal and accrued interest of two Export Credit Notes. As of December 31, 2023, our outstanding principal amount under the two remaining Export Credit Notes was US$145.8 million. In March 2024, we extended by five years, one of our remaining Export Credit Notes which was maturing on October 2024 with a cost of TERM SOFR + 2.4%, in the total initial facility amount of US$90.0 million.

Export Credit Notes. On March 18, 2022, we entered into an Export Credit Note agreement in the total principal amount of US$90 million with a maturity date of five years and costs of 2.5% plus TERM SOFR. As of December 31, 2023, our outstanding principal amount under these Export Credit Notes was US$92.1 million.

Nexa Resources Bonds due 2028. On June 18, 2020, we issued an aggregate principal amount of US$500.0 million in bonds maturing in 2028 and bearing interest at 6.500% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2023, the outstanding amount under these bonds was US$510.7 million, which is related to a principal amount of US$500.0 million plus an accrual of US$14.7 million related to interest, net of borrowing costs of US$10.7 million.

Nexa Resources Bonds due 2027. On May 4, 2017, we issued an aggregate principal amount of US$700.0 million in bonds maturing in 2027 and bearing interest at 5.375% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. As of December 31, 2023, the outstanding amount under these bonds was US$701.8 million, which is related to a principal amount of US$700.0 million plus an accrual of US$6.0 million related to interest, net of borrowing costs of US$1.8 million.

BNDES and FINEP. BNDES has been an important source of debt financing for our capital expenditures in Brazil. We, through our Brazilian subsidiaries, have entered into several loan agreements with BNDES for the expansion and modernization of certain fixed assets, studies and engineering projects, environmental investments and the acquisition of machinery and equipment. As of December 31, 2023, our aggregate outstanding principal amount under BNDES loan agreements was US$208.9 million. For further details on our long-term financings with BNDES, please see the table below.

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

In December 2014, Nexa Brazil entered into a loan agreement with the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or “FINEP”), to finance the research and development of various projects. As of December 31, 2023, our outstanding principal amount under this loan agreement was US$16.0 million.

The following table sets forth selected information with respect to Nexa Brazil’s principal long term financings with BNDES and our outstanding amount under these financings as of December 31, 2023.

Liquidity and Capital Resources

Indebtedness	Borrower	Guarantor	Interest Rate	Principal Payment Dates	Maturity Date	Principal Amount Outstanding As of December 31, 2023
						(in millions of US$)
R$1,000.0 million BNDES Revolving Credit Agreement	Nexa Brazil	Nexa Resources	TLP plus 2.09% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	17.0
Total						17.0
R$1,200.0 million BNDES Revolving Credit Agreement (1)	Nexa Brazil	Nexa Resources	SELIC plus 3.10% per annum	60 monthly installments commencing on October 15, 2021	September 15, 2026	24.4
	Nexa Brazil	Nexa Resources	TJLP plus 2.82% per annum	60 monthly installments commencing on September 15, 2017	September 15, 2026	10.5
	Nexa Brazil	Nexa Resources	TLP plus 2.22% per annum	120 monthly installments commencing on January 15, 2019	December 15, 2028	12.3
Total						47.2
Credit Facility Agreement	Nexa Dardanelos	Nexa Brazil and Nexa Resources	TLP plus 3.39% per annum	210 monthly installments commencing on March 15, 2023	August 15, 2040	144.7
Total						144.7
Total BNDES Long-Term Indebtedness						208.9

(1) Consists of three tranches.

Cash flows

The table below sets forth our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2023 and 2022.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	246.8	266.6
Investing activities	(270.4)	(378.9)
Financing activities	(25.3)	(149.2)
Foreign exchange effects on cash and cash equivalents	8.2	15.5
Decrease in cash and cash equivalents	(40.6)	(246.0)
Cash and cash equivalents at the beginning of the year	497.8	743.8
Cash and cash equivalents at the end of the year	457.3	497.8

In 2023, our net cash flow provided by operating activities was US$246.8 million, primarily due to positive working capital variations, as a result of initiatives deployed throughout the year relating to inventory, as well as trade account receivables payment terms.

Liquidity and Capital Resources

In 2023, our net cash flow used in investing activities was US$270.4 million to maintain the sustainability of our business and invest in our growth, mainly related to sustaining investments in our operations including Aripuanã.

In 2023, our net cash flow used in financing activities was US$25.3 million due to the payment of share premiums to shareholders, contractual dividends paid to non-controlling interests (Pollarix) and payments of loans and financings, partially offset by new loans and financings.

As a result, at December 31, 2023, our cash and cash equivalents were US$457.3 million, US$40.6 million lower compared to our cash and cash equivalents at December 31, 2022.

Liquidity and Capital Resources

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

The process of estimating the value in use and the fair value less costs to sell involves assumptions, judgment and projections of future cash flows. Our assumptions and estimates of future cash flow used for impairment testing of goodwill are subject to risk and uncertainties, particularly for markets—such as metals— subject to higher volatilities, which are outside our control. The calculations used for the impairment testing are based on discounted cash flow models as of December 31, 2023 (due to impairment indicators identified during the fourth quarter), market assumptions, such as LME prices, market interest rates and other available data regarding global demand. The discount factor applied to the discounted cash flow model is our pre-tax (for value in use calculation method) or post-tax (for fair value less cost of disposal calculation method) weighted average cost of capital for the applicable region, adjusted for country-specific risk factors. These calculations use cash flow projections before taxes on income, based on financial and operational budgets for a five-year period. After the five-year period, the projections are extended to the end of the mine life for our mines and indefinitely for our smelters. We do not use growth rates in cash flow projections of the terminal value for our smelters.

Impairment analysis

When performing its annual impairment assessments and after analyzing all impairment indicators the Company identified impairment indicators mainly related to the: (i) Três Marias System (“STM”) cash-generating unit (“CGU”) (previously formed by the combined operations of the Três Marias smelter and the Vazante and Morro Agudo mines) split in two for: (a) STM CGU (comprised of the Três Marias smelter and the Vazante mine) and (b) Morro Agudo CGU (comprised of the Morro Agudo mine and Bonsucesso greenfield), based on management's conclusion that the implicit value of Morro Agudo’s zinc concentrate processed in the Três Marias smelter could no longer continue to be recognized, based on an understanding of the current and specific macroeconomic and price scenarios, as well as on possible future operational scenarios; (ii) Aripuanã and Juiz de Fora CGUs – reduction in Aripuanã's life of mine, a lower exchange rate of the Brazilian real against the U.S. dollar and an increase of operational costs for their operations; and (iii) Mining Peru Group of CGUs (comprised of Cerro Pasco and Cerro Lindo CGUs) – increase in operational costs.

The impairment assessment as of December 31, 2023 resulted in a non-cash, pre-tax net impairment loss of US$114.6 million (after-tax US$90.3 million), comprised of (i) an impairment loss of US$59.0 million in the Morro Agudo cash-generating unit (“CGU”); (ii) an impairment loss of US$42.7 million in goodwill in the Mining Peru Group of CGUs; and (iii) individual assets impairment in the amount of US$13.0 million, mainly within assets and projects under construction. For further information, please refer to Note 31 to our consolidated financial statements.

Liquidity and Capital Resources

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

Asset retirement and environmental obligations

In 2023, as part of its annual asset retirement and environmental obligations review, the Company increased its expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement or environmental obligations studies and update in the discount rates. As a result, Nexa recognized a non-cash net expense of US$3.2 million in “Other income and expenses” in 2023, and increased its “Operational assets, property, plant and equipment” by US$12.0 million. In addition, a provision of US$7.0 million was recognized in 2023, based on results of conceptual engineering studies conducted on inactive industrial waste containment structures that do not contain mining tailings, water or liquid waste and that have been closed for more than 20 years. The Company has reserved amounts related to estimated costs of anticipated additional obligations in relation to these closed dams, which may include obligations to de-characterize closed and inactive dams. For further information, please refer to Note 27 to our consolidated financial statements included herein.

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

Determination of Mineral Reserves and Mineral Resources as basis to determine life of mine

Mineral reserves are deposits estimated to be economically feasible for extraction under economic conditions as of the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by us and based on the estimated life of mine. Any changes to the life of mine, including as a result of changes in estimates of mineral deposits and mining plans, may affect prospective amortization rates and carrying values of these assets. The process of estimation of mineral deposits is based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates. These estimates, when evaluated in the aggregate, can have a relevant impact on the economic viability of the mineral deposits. We use various assumptions with respect to conditions, such as metal prices, inflation rates, exchange rates, technology improvements and production costs, among others. Estimates of mineral reserves and resources are reviewed periodically, and any changes are adjusted to reflect life of mine and, consequently, adjustments to amortization periods. Costs for the acquisition of rights to explore and costs to develop mineral properties incurred as of the start of the feasibility study phase known as FEL3, are capitalized. Since April 1, 2018, these costs are amortized using the units of production method over the estimated life of the mines. The impacts of the change in the accounting estimation were not considered to be material, and the change was accounted for prospectively. Once the mine is operational, these costs are amortized and considered a production cost.

Recently issued accounting standards and interpretations

For a discussion of new standards, interpretations and amendments to IFRS Accounting Standards, see Note 5 to our consolidated financial statements.

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

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, defined in 2022, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the executive team, Audit committee and Board of directors. We use a risk management platform, BWise, to manage and assess our risks, to monitor our action plans and to create related reports.

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

Our current financial risk management policy includes:

•	Foreign Exchange Exposure Management. Foreign exchange exposure is our exposure to fluctuations in the currencies that make up our commercial, operational and financial relations (the real and sol), and that may impact our U.S. dollar cash flow. All actions in the financial risk management process are intended to hedge our cash flow in U.S. dollars, to maintain our ability to pay our financial obligations and to comply with liquidity and indebtedness levels defined by our management team. Our foreign exchange hedge mechanisms are based on the foreign exchange exposure that is projected at least for 12 months after a reference date.
•	Interest Rate Exposure Management. Exposure to the interest rate is our exposure to fluctuations in each of the indices of interest rates (mainly CDI, LIBOR/SOFR and TJLP) from loans and financing transactions and financial investment that may impact our cash flow. Interest rate fluctuations would also result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the execution of the debt agreements.
•	Commodity Exposure Management. Exposure to commodity prices is our exposure to income and operating costs fluctuations due to changes in the reference prices for commodities (e.g., zinc, copper, silver) based on demand, production capacity, producers’ inventory levels and commercial strategies and the availability of substitutes in the global market. We calculate our exposure at least for 12 months after a reference date, considering any derivative financial instrument that has a certain commodity as the underlying asset.

Risk Management

•	Counterparties’ and Issuers’ Risk Management. This policy establishes exposure limits for financial and non-financial institutions that are counterparties of financial transactions and/or issuers of debt securities. The purpose of our counterparties’ and issuers’ risk management is to mitigate the occurrence of negative impacts on our cash flows from the non-fulfillment of financial obligations by these issuers and counterparties. In the case of financial investments (cash allocation), we measure exposure to credit risk of issuers by the sum of gross balances of financial investments. In the case of derivative transactions, the credit risk exposure of a certain counterparty and transaction is measured by the pre-settlement risk using statistical models. Exposure limits are determined based on ratings assigned by rating agencies and the equity of the relevant financial institution.
•	Liquidity and Financial Indebtedness Management. This policy establishes guidelines for managing our liquidity and financial indebtedness. The main instrument for measuring and monitoring liquidity is a cash flow projection, considering a minimum projection period of 12 months from the reference date. Liquidity and debt management considers as an objective the comparable metrics provided by global credit rating agencies for investment grade entities. With respect to indebtedness, metrics considered compatible with the relevant objective are considered.

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

Assuming an exchange rate appreciation or devaluation of 10.0% of the U.S. dollar against the real as of December 31, 2023, we estimate that our Adjusted EBITDA for the year would have increased or decreased by US$48.4 million for 2023. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, changes in exchange rates may also affect the volume of sales as other market participants become more or less competitive. This sensitivity analysis does not factor in a potential change in sales levels or actions that management could take to manage the potential impact. Accordingly, the actual effect of exchange rate fluctuations will vary from period to period. However, assuming all other factors are held constant, we would expect future fluctuations like those analyzed above to have a similar potential impact on our results for future periods. See “Forward-looking statements.”

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2023, an increase/(decrease) in SOFR of 25% would impact our net income (loss) before income tax for the year and cash flows by US$3.1/(3.1) million. We calculate our exposure to fluctuations in interest rates at least for 12 months after a reference date, considering any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted for our Finance committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Metal price sensitivity

We are subject to financial risks arising from the volatility of prices of zinc, copper, lead and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2023 Adjusted EBITDA (as previously defined) attributable to us resulting from metal price changes.

Risk Management

	Zinc	Copper	Silver
Change in metal price (in percentage)	10.0	10.0	10.0
Change in Adjusted EBITDA (in millions of US$)	94.5	26.4	22.8

Derivative instruments

To hedge against financial risk, we enter derivative transactions under our Financial Risk Management Policy. Those transactions are carried out in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian Contrato Geral de Derivativos (“CGD”) Agreements.

None of the derivative transactions we are party to as of December 31, 2023 have corporate guarantees or require margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2023 was entered into for speculative or arbitrage purposes.

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

Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying, recording, addressing and managing material risks associated with cybersecurity that may impact our business, including risks related to disruption of business operations, financial reporting systems or our financial statements, as well as fraud, regulatory, reputational and business continuity risks.

Risk Management

Nexa prioritizes the identification and management of cyber risks, focusing on adopting controls, technologies and processes that support cybersecurity, developing IT systems and infrastructure, emphasizing the confidentiality and privacy of data and information and complying with legal and regulatory requirements. Nexa’s cybersecurity risk management process includes the following:

•	Adapting our cybersecurity risk management practices to ISO 27005 and the best practices outlined in the National Institute of Standards and Technology (“NIST”) Framework. We adopted NIST’s framework based on five pillars: Identification, Protection, Detection, Response and Recovery, and in collaboration with external partners, we assess our adherence to the NIST framework through an analysis of our cybersecurity processes and technologies;
•	Utilizing material components within our cybersecurity framework, such as firewalls, endpoint detect and response mechanisms, phishing tests and annual penetration and intrusion tests to identify threats and vulnerabilities that could be exploited by cybersecurity attacks and reviewing relevant tactics, techniques, and procedures to prepare for a cyber-attack;
•	Involving a dedicated team of professionals who monitor and act on cybersecurity events and risks including the Information Technology and Automation Technology areas. This team is responsible for creating, implementing, overseeing, and managing controls provided for in specific cybersecurity policies and procedures, in addition to presenting priorities and strategies for information and cyber security. This team is overseen by a Chief Information Security Officer (“CISO”) who reports to the Cybersecurity committee (“COSEG”);
•	Providing requisite training and ensuring employees comply with cybersecurity programs and policies;
•	Utilizing a comprehensive Cybersecurity Materiality Matrix to identify material cybersecurity incidents;
•	Maintaining a comprehensive incident response plan in the event of a cyber-attack that consists of defined policies, processes, and protocols for identifying a cybersecurity attack, analyzing the materiality of a cyber incident, responding to and recovering the technological environment, communicating the incidents to internal parties, and if necessary or required under various regulatory regimes, external parties, and completing a closing analysis to identify possible improvements of processes and controls.

Governance

Board of directors and Audit committee

Nexa’s Board of directors has delegated direct oversight over cybersecurity matters to the Audit committee. The Audit committee is working with management to implement processes to: monitor cybersecurity matters; receive regular updates on cybersecurity tests, the incident response plan and the Company’s cybersecurity policies and procedures from the COSEG; ensure that management is conducting regular risk assessments; receive periodic reports related to designated cybersecurity incidents from management; establish with management an agreed upon approach for communication during a cybersecurity incident; monitor material cybersecurity developments through update calls with management and provide guidance on key decisions; review and debrief with management on post-incident remediation; monitor the content and timing of required cybersecurity disclosures, as well as the Company’s methodology and consistency in its materiality assessment used to disclose material cybersecurity incidents; ensure that the Company is in compliance with the regulations and rules related to cybersecurity, including but not limited to SEC rules; and encourage the Company to provide regular education and training to the Board, the Board committees and management on cybersecurity, consulting with outside experts when appropriate.

Risk Management

Management

The cybersecurity risk management processes described above are managed by the Management committee through COSEG. COSEG is the executive committee responsible for overseeing the Company’s cybersecurity strategies and policies, including but not limited to, assessing and managing Nexa’s material risks from cybersecurity threats. COSEG is composed of seven senior managers and executives of the Company, including the CIO and CISO. On a regular basis, the results of operational cybersecurity indicators are presented to COSEG by the CISO. Our cybersecurity management is established based on cybersecurity policies and processes, a dedicated cybersecurity budget, technological solutions, human resources, suppliers, and a departmental structure for cybersecurity. COSEG regularly reviews, tests, and updates cybersecurity processes and holds discussions on materiality determinations, ransomware attacks and cybersecurity breaches. Additionally, the Management committee monitors technological, industry, and public policy developments concerning cybersecurity risks, keeping abreast of evolving cybersecurity best practices. The Management committee considers whether engagement with external experts or law enforcement is necessary and conducts investigations to gain a comprehensive understanding of cyber breaches.

As of the date of this filing, Nexa has not identified any incidents that would be deemed material within the context of the SEC's requirements.

Major Shareholders

III.	Share ownership and trading

Major shareholders

As of March 27, 2024, Nexa Resources has 132,438,611 common shares outstanding, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

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

VSA

As of March 27, 2024, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by a number of individuals, some of whom are related to our Board member Luís Ermíro de Moraes, through controlled companies.

Related Party Transactions

Related party transactions

We enter into transactions with related parties, including VSA and companies that are owned or controlled, directly or indirectly, by VSA, in our ordinary course of business. These transactions are conducted on an arm’s length basis and in accordance with applicable laws and our corporate governance policies. See “Risk factors—Risks relating to our corporate structure—VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.” In accordance with article 441-7 of the Luxembourg law of August 10, 1915 concerning commercial companies, as amended (“1915 Law”), any member of our Board of directors having a direct or indirect financial interest conflicting with that of Nexa Resources in a transaction put before the Board for consideration must advise the Board thereof and cause a record of such member’s statement to be included in the minutes of the meeting. The director may not take part in these deliberations and at the next following general meeting of shareholders of Nexa Resources, before any other resolution is put to vote, a special report shall be made on any such conflicted transactions. This shall not apply where the decision of the Board relates to ordinary business entered into under normal market conditions. A similar rule is stated in the article 441-12 of the Law 1915 and applies to the members of the Management committee.

Nexa has controls in place in order to identify related parties on a quarterly basis and approve related party transactions in advance. Such controls include an analysis by the related party group, an internal committee, and in certain circumstances, the Audit committee, which is required for the execution of related party transactions.

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

Related Party Transaction Balances	As of December 31, 2023
Related Party Assets	(in millions of US$)
Current assets
Trade Accounts Receivables
Companhia Brasileira de Alumínio	0.2
Auren Comercializadora de Energía Ltda.	-
Votorantim Cimentos S.A.	0.7
Other	-
Total	0.9
Trade payables
Votorantim S.A.	2.0
Andrade Gutierrez Engenharia Group	10.9
Companhia Brasileira de Alumínio	-
Votorantim Cimentos S.A.	0.1
Auren Comercializadora de Energía Ltda.	-
Campos Novos Energia S.A.	14.8
Votorantim International CSC S.A.C	-
Other	0.1
Total	28.0
Dividends payable
Other	2.8
Total	2.8
Related parties liabilities
Votorantim International CSC S.A.C	0.9
Votorantim S.A	2.5
Other	0.5
Total	3.9

Related Party Transactions

We summarize below some of our principal related party transactions.

For the Year Ended December 31,
Related Party Transactions	2023
Sales	(in millions of US$)
Companhia Brasileira de Alumínio	0.2
Auren Comercializadora de Energía Ltda.	0.7
Total	0.9
Purchases
Votorantim S.A.	7.5
Andrade Gutierrez Engenharia Group	73.8
Companhia Brasileira de Alumínio	0.2
Auren Comercializadora de Energía Ltda.	8.0
Campos Novos Energia S.A.	61.5
Votorantim Cimentos S.A.	1.1
Votorantim International CSC S.A.C	5.1
Other	0.4
Total	157.6

Andrade Gutierrez Engenharia Group

As part of the execution of the Aripuanã project, in June 2019 we entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of our director’s close family members may have significant influence at its holding level. Additionally, in June 2020, Nexa entered into an additional agreement with Consórcio Construtor Nova Aripuanã, a consortium of the Andrade Gutierrez group of companies, in connection with construction and operational services for the Aripuanã project. As of December 2023, the amount of this contract is US$73.8 million.

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

Distributions

Distributions

Distributions to our shareholders are subject to the requirements of Luxembourg law and the approval of our Board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as legal requirements and other factors we may deem relevant at the time. As of December 31, 2023, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we estimate to distribute each year amounts equal to at least 2.0% of our average market capitalization.

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

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. As of December 31, 2023, the legal reserve is US$13,332,051.30.

The table below describes the distributions paid to our shareholders. Distributions for 2021 were made in the form of a cash dividend. Distributions for 2022 were made in the form of cash dividend and share premium. Distributions for 2023 were made in the form of share premium.

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of US$)
Distributions to shareholders	25.0	50.0	35.0

On March 24, 2023, we paid US$25.0 million (US$0.19 per common share) of share premium (or special dividend) to our shareholders. This share premium will be ratified, in accordance with Luxembourg laws, by our shareholders at the annual shareholders’ meeting for the fiscal year ended December 31, 2023, which will occur on June 13, 2024.

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

Distributions

A Luxembourg withholding tax of 15.0% is generally due on dividends and similar distributions made by Nexa Resources to its shareholders. However, distributions on Nexa Resources’ common shares that are sourced from a reduction of share capital or share premium should not be subject to Luxembourg withholding tax if Nexa Resources does not have distributable reserves or profits in its standalone statutory accounts prepared under Luxembourg GAAP and provided that such distributions are made for genuine economic reasons. See “Additional information—Taxation—Luxembourg tax considerations—Shareholders.”

There is no law, governmental decree or regulation in Luxembourg that would affect the remittance of dividends or other distributions by Nexa Resources to non-resident holders of its common shares, other than withholding tax requirements. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for nonresident holders to claim dividends or other distributions.

Computershare Trust Company, N.A. is the paying agent for shareholders who hold common shares listed on the NYSE. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars.

Trading Markets

Trading markets

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the NYSE, under the ticker symbol NEXA. On March 27, 2024, there were 132,438,611 common shares issued and outstanding.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Nexa did not repurchase any shares during 2023. As of December 31, 2023, there were no authorized share buyback programs.

Corporate Governance

IV.	Corporate governance, management and employees

Corporate governance

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our Board of directors, Board committees and Management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of Nexa’s performance and decision-making. Our main corporate governance activities include support for Board of directors, Board advisory committees and executive Board meetings (management committee); contribution to the process of preparing the annual report on governance practices; and elaboration of governance documents and updating of best practices.

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices that include internal rules for the Board of directors and key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the CNG committee includes responsibility for reviewing and assessing the size, composition and operation of the Board of directors to ensure effective and independent decision making, advising on potential conflicts of interest situations and developing corporate governance guidelines and principles, in line with ESG standards. The disclosure set out below describes in further detail our approach to corporate governance.

Code of conduct

We work with all of our employees, as well as third parties who we work with, to ensure they behave in a manner consistent with our values, Code of Conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, and anti-bribery and corruption. The Code of Conduct reflects our commitment to the principles of anti-corruption, anti-money laundering, anti-terrorist financing, integrity, ethics, human rights, social and environmental responsibilities and antitrust policies based on laws in effect in the countries where we operate. Our directors and executives have certified that they have read and that they will comply with our Code of Conduct. Furthermore, our Board of directors periodically monitors compliance related topics. We also launched our Code of Conduct for Suppliers in 2022. A Conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures. The last update on our Code of Conduct occurred in 2021, since then we continued with its dissemination to current and new employees at a global level and in 2024, we expect to review our Code of Conduct and consequently issue a new version. In 2022, we also launched our Code of Conduct for Suppliers started to disseminate it to any suppliers considered to be strategic vendors. In 2023, we launched the Code of Conduct for Customers and started disseminating it as well.

Anti-corruption, anti-money laundering and antitrust programs have been implemented, including, among other things, ethics and compliance training and an ethics hotline which enables employees and third parties to report misconduct. Information reported through our ethics hotline is investigated and following the investigation, disciplinary action may be taken, if necessary. We have not granted any implicit or explicit waivers from any provision of our Code of Conduct since its adoption.

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

As described further above, we recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices that reflect these considerations. The following table briefly describes the significant differences between our practices and the practices of U.S. domestic issuers under NYSE corporate governance rules.

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

Five of our ten directors are independent. Our Board of directors has adopted internal rules equivalent to a charter. See “Corporate Governance, management and employees—Board of directors” for a description of our Board and processes our Board has implemented to promote the exercise of independent judgment.

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

Composition of the Board of directors

Our Board of directors is comprised of a minimum of five and a maximum of eleven members and currently has ten members, of which five are independent directors and five are non-independent, as set out below.

The term of each and all of our directors expires at the 2024 annual general meeting of shareholders. The following table sets forth our current directors as of the date of this filing, their respective Board positions and their respective date of election to the Board.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (2)(3)	68	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Dimitrov (1)(2)*	54	Toronto, Canada	Director	December 14, 2017**
Diego Hernandez (2)	75	Vitacura, Chile	Director	August 25, 2016
Eduardo Borges de Andrade Filho (3)*	57	São Paulo, Brazil	Director	August 25, 2016
Edward Ruiz (1)(4)*	73	New Jersey, USA	Director	December 14, 2017**
Gianfranco Castagnola (4)	63	Lima, Peru	Director	June 4, 2020
Hilmar Rode (2)*	57	Woluwe-Saint-Pierre, Belgium	Director	June 22, 2023
Jane Sadowsky (1)(3)*	62	New York, USA	Director	December 14, 2017**
João Henrique Batista de Souza Schmidt (4)	45	São Paulo, Brazil	Director	October 18, 2016
Luís Ermírio de Moraes (3)	63	São Paulo, Brazil	Director	August 25, 2016

(1) Member of the Audit committee.

(2) Member of the SCP committee.

(3) Member of the CNG committee.

(4) Member of the Finance committee.

* Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 Audit Committees.

** The Audit Committees’ members were elected in December 2017 and the effective date of the mandate starting period January 2018.

The business address of each member of our Board of directors is our corporate office, which is 37A, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg.

Board of directors

We present below a brief biographical description of each member of our Board of directors:

Jaime Ardila. Mr. Ardila has been a member of our Board of directors since June 2019 and has been Chair of the Board since July 30, 2020. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the board of directors of Accenture and Chairman of Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

Daniella Dimitrov. Ms. Dimitrov has been a member of our Board of directors since January 2018. Ms. Dimitrov has over 25 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. Ms. Dimitrov’s previous roles include President and CEO, Interim CEO, CFO of multi mine gold/copper producers, partner at a merchant bank with a focus on natural resources, Executive Vice Chair of an iron ore developer through its acquisition following a hostile takeover bid, COO of a Canadian national wealth management and capital markets firm, and various corporate development roles in mining and financial services. Ms. Dimitrov has also been a director of various companies in the mining, oil, gas and chemicals industries and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov is currently also a director of Chemtrade Logistics Income Fund. Ms. Dimitrov has received the NACD Directorship Certification and the ESG Global Competent Boards Designation and is a candidate for the Cyber Risk Oversight Certificate from the CERT Division of the Software Engineering Institute at Carnegie Mellon University. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

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

Board of directors

Edward Ruiz. Mr. Ruiz has been a member of our Board of directors since January 2018. Mr. Ruiz brings over 51 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committee of several publicly traded companies in Brazil, including Iochpe-Maxion SA and Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, where he was employed since 1997 and most recently served as an audit partner and member of Deloitte’s IFRS Accounting Standards specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

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

Hilmar Rode. Mr. Rode has been a member of our Board of directors since June 2023. Mr. Rode has over 30 years of experience in the global mining, materials, chemicals, and industrial gases industries. He began his career in process development and research engineering before joining Anglo American, where he worked for 12 years in leadership positions in its industrial diamonds, base metals and paper divisions in South Africa, United Kingdom and Austria. He joined Glencore in 2007 as CEO of its zinc division in Bolivia, returning in 2019 to the copper division to work on operational strategy, technical services, projects and capital management. Between 2015 and 2019, Mr. Rode was president of BHP’s Minera Escondida Ltda. in Chile and then Chief Executive Officer of zinc producer Nyrstar. Since September 2020, Mr. Rode joined Sibelco as group CEO. Mr. Rode holds a bachelor’s degree in Chemical Engineering from the University of Stellenbosch, South Africa, a Master’s in Environmental Engineering and a Doctorate in Chemical Engineering from State University, Buffalo, New York, and a Certificate in the Advanced Management Program from Harvard Business School.

Jane Sadowsky. Ms. Sadowsky has been a member of our Board of directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board, the audit and the compensation committees of Allied Gold, Inc. (former Yamana Gold), and chairs Allied Gold’s nomination and governance committee. She also serves as a senior advisor with responsibility for diversity and inclusion at Moelis &. Company, a U.S. publicly traded company. Ms. Sadowsky also serves on the board and Remuneration Committee of Scientific Games, a PE-backed company based in the US and the NY Chapter of NACD. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. Ms. Sadowsky has received the NACD Directorship Certification. She is a National Association of Corporate Directors Governance fellow and a frequent speaker at board governance conferences throughout the United States.

João Henrique Batista de Souza Schmidt. Mr. Schmidt has been a member of our Board of directors since 2016. He has held the position of executive officer for Corporate Development at VSA, and in 2020 he assumed the position of CEO. He is a board member of Auren, a position he has held since 2017. He served as Chairman of the board of directors of CESP – Companhia Energética de São Paulo in part of 2019. He also served as member of the board of directors of Citrosuco S.A. from 2014 to 2019 and Nexa Brazil from 2016 to 2018. Mr. Schmidt was previously a member of the board of directors of Fibria Celulose S.A. from 2014 to 2019. Prior to joining VSA, Mr. Schmidt had 15 years of experience in the financial sector. Mr. Schmidt was a Managing Director of Goldman Sachs do Brasil Banco Múltiplo S.A., where he worked from April 2010 to August 2014, and prior to that worked at Citigroup and Goldman Sachs in different capacities. Mr. Schmidt received a bachelor’s degree in Business Administration from Fundação Getulio Vargas in 2001.

Board of directors

Luís Ermírio de Moraes. Mr. Moraes has been a member of our Board of directors since 2016, and was the Chair of the Board until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of the board of directors of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Internal rules of the Board of directors

Our Board of directors adopted Board internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;
•	ensure that the executive officers comply with such mission, strategic goals and guidelines;
•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	approve the annual commercial agreements strategy;
•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa and its subsidiaries according to our articles of association;
•	promote and ensure compliance with our corporate purpose;
•	ensure Nexa’s long-term and sustainable continuity with respect to the Company’s ESG and economic goals, including, but not limited to, supporting the Board committees to oversee and revise the implementation of the Company’s ESG strategy pursuant to applicable laws, when applicable;
•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;
•	evaluate the performance of our CEO and executive officers;
•	exemplify and, together with the Management committee, implement a culture of integrity throughout the organization;
•	approve and monitor compliance, directly and/or through its committees, with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the Management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; (k) Clawback policy; and (l) authorization policy;

Board of directors

•	approve Board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;
•	ensure appropriate succession planning for our Board of directors, CEO and executive officers;
•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered between Nexa and any of our executive officers; and
•	all further tasks as required by applicable laws.

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

Description of the position of Chair

Our Board of directors has developed a written position description for the chair of the Board of directors. The chair of the Board has the following responsibilities, subject to any other matters that may be set forth in our articles of association or provided for under applicable law:

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

The chair of our Board of directors is not an independent director of Nexa Resources. The Board of directors has carefully considered governance issues relating to chair independence and believes that the chair carries out separate responsibilities diligently and that, with the compensating practices in place, the Board of directors operates effectively and in Nexa’s best interest.

Board of directors

Meetings of the Board of directors and attendance

The Board of directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for Board meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to Nexa and the risks and issues which Nexa faces. The agenda for meetings places priority and focuses on key issues for Nexa, which are identified by the chair of our Board. Routine business is dealt with after substantive discussions on the key issues.

Under the Board of directors’ internal rules and our articles of association, the Board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The Board of directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the Board’s internal rules. In fiscal year 2023, our Board of directors held eight meetings, in which the rate of attendance in person or by representation was 100% of the directors. In addition, we had (i) nine Audit committee meetings, (ii) five Finance committee meetings, (iii) six CNG committee meetings, and (iv) eight SCP committee meetings.

Director	Board Meetings	Meetings Attended	Overall % Attendance
Jaime Ardila	8	8	100
Daniella Dimitrov	8	8	100
Diego Hernandez	8	8	100
Eduardo Borges de Andrade Filho	8	8	100
Edward Ruiz	8	8	100
Gianfranco Castagnola	8	8	100
Hilmar Rode	4	4	100
Jane Sadowsky	8	8	100
João Henrique Batista de Souza Schmidt	8	8	100
Luís Ermírio de Moraes	8	8	100

As set forth in the Board of directors’ internal rules, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2023, our directors held in camera sessions without members of the management team prior and/or at the conclusion of each Board meeting.

Committees of our Board of directors

Our Board of directors has an Audit committee, a Finance committee, a CNG committee and a SCP committee. Our Board of directors may have other committees as it may determine from time to time. Each of the standing committees of our Board of directors has the composition and responsibilities assigned to them by the meeting of the Board of directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our Board of directors is available on our website.

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

Board of directors

Our Audit committee’s primary responsibilities are to assist the Board of directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the ERM policy, and the oversight of financial reporting and related compliance, internal control over financial reporting and fraud risks; (v) the compliance and ethics program; (vi) review of all related party transactions; (vii) the qualifications, performance and independence of our independent auditors and performance of the internal audit function; (viii) the adherence to internal controls related to our ESG disclosures, targets and public commitments, pursuant to applicable laws; and (ix) the Company’s cybersecurity risk management program, including policies, procedures and controls.

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

CNG committee

Our CNG committee is a standing committee established by our Board of directors on March 28, 2017, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The CNG committee may be composed of two to five members, each appointed by our Board of directors for a term of one year. Luís Ermírio de Moraes, Eduardo Borges de Andrade Filho, Jaime Ardila and Jane Sadowsky currently serve as its members. Two of the four members of the compensation, nominating and governance committee are independent directors.

Our CNG committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the Board of directors and of the members of the committees of the Board of directors; (3) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (4) development of corporate governance guidelines and principles; (5) the governance structure related to the Company’s ESG strategy as it applies to the Company and its value chain; (6) identification of individuals qualified to be nominated as members of the Board of directors and suggesting nominees to fill any vacancies on the Board of directors; (7) the structure and composition of Board committees; (8) evaluation of the performance and effectiveness of the Board of directors, the chief executive officer and each of the Board’s standing committees; (9) the supervision and approval of our social responsibility plans and policies (other than community-related aspects which are overseen by the SCP committee), including, but not limited to, our ESG strategy; (10) support the Board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee; (11) any related matters required by applicable laws; and (12) administering the policy for the recovery of erroneously awarded compensation. For more information regarding our corporate governance policies, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Governance.

Board of directors

SCP committee

Our SCP committee is a standing committee established by our Board of directors on April 29, 2019 to assist the Board of directors in fulfilling certain of its oversight responsibilities. The SCP committee may be composed of at least three and no more than five members, each appointed by our Board of directors for a term of one year. Diego Hernandez, Daniella Dimitrov, Hilmar Rode and Jaime Ardila currently serve as its members.

Our SCP committee’s primary responsibilities are to assist the Board of directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including relationships with local communities, tailings management, water, waste, biodiversity, and GHG emissions (climate change), as well as with respect to the estimation and disclosure of mineral resources and reserves at all operations and projects (collectively “Sustainability Matters”). The committee also assists the Board with the oversight of our ESG strategy, including its revision and implementation, in connection with the Sustainability Matters and all related applicable laws.

The SCP committee is also responsible for assisting the Board with the review of technical, economic and social matters with respect to our projects, including exploration, development, permitting, construction and operation of our mining and smelting assets, which are core to our strategy and growth. For more information regarding our sustainability policies, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Environmental” and “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Social.”

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

Evaluation of directors

Our CNG committee established a framework for the implementation and administration of processes to assess the effectiveness of the Board and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full Board and committee review of the Board and the respective committees, by way of questionnaires, interviews and sessions with the chair. In addition to hiring external advisors to develop and undertake this assessment, the CNG committee is also responsible for overseeing the process and evaluating the results, with the objective of improving the performance of each director and the Board of directors as a whole.

Board of directors

Considerations in evaluating director nominees

Our Board of directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our CNG committee which evaluates Nexa’s current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized external executive search firm, who assists the CNG committee in selecting candidates for interviews. Prior to the interview, the specialized external firm is responsible for a background check with former employers and colleagues of the respective candidates.

Following the interview(s), our CNG committee recommends the nomination of the director candidate to our Board of directors based upon an assessment of the independence, skills, qualifications and experience of such candidate. Specifically, the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

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

The CNG committee and our Board of directors have the responsibility to review and assess the composition of the Board and each of its committees, and to identify, evaluate and recommend potential new directors. With respect to our executive officers, the CNG committee reviews candidates recommended by the chief executive officer and makes the final recommendation to the Board of directors. In new director and executive officer appointments and ongoing evaluations of the effectives of our Board and management team, each of the Board’s committees and each director, the Board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on our Board of directors and each of its committees and the management team. Ultimately, appointments to our Board of directors and management team are based on merit against objective criteria and with due regard to the benefits of diversity in Board and management team composition and the desire to maximize the effectiveness of corporate decision making, having regard to our best interests and strategies and objectives, including the interests of our shareholders and other stakeholders. During our selection process for Board appointments, we seek to ensure that women candidates are always considered on the shortlist for nominations. Currently, two (or 20%) of our ten members of the Board are women, and on a general basis, 17.5% of our overall employees are women.

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

The program promotes knowledge, improvements and awareness of diversity in the workplace for our employees. In 2023, we held the Plurality Week, a week dedicated to discussions on the 5 affinity groups, including lectures with external guests. We also continued participating in the Companies and Rights Forum LGBTI+ and continued our partnership with Women in Mining (“WIM”) in Brazil and Peru. In 2023, we signed a letter of commitment to expand and strength the representation of women in the mining industry, fostering a dynamic business environment that not only attracts and retains woman employes, but also harnesses their unique strengths and recognizes their significant contributions. Nexa’s Empodera (Empower) group remained active in community events, promoting discussions about motherhood, harassment, female empowerment and women in the local communities in which our projects are located. We also continued working with our affinity group for people with disabilities and carried out an accessibility survey in all units and offices to evaluate how our structures are serving the disabled. We also launched a podcast to discuss the inclusion of people with disabilities and publicized the digital tools we have implemented into our workplaces. In Brazil, 4.2% of our employees identify as people with disabilities, and by 2030 our diversity target is to have a workforce composed 30% of women employees and 30% of women in leadership positions. These targets are frequently monitored both globally and locally, and action plans are currently being implemented to achieve the proposed targets.

Board of directors

For more information on our practices related to diversity, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Social” and “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Governance.”

Compensation-setting process

Our CNG committee is responsible for assisting our Board of directors in fulfilling its governance and supervisory responsibilities and advising our Board of directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges and opportunities we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our Board of directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

Share ownership

Luís Ermírio de Moraes, a member of our Board of directors, indirectly owns approximately 2,379,242, or 1.79%, of our common shares. As of December 31, 2023, none of our executive officers own, beneficially or of record, any of our common shares.

Executive Officers and Management Committee

Executive officers and management committee

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Ignacio Rosado	54	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	54	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer; Chief Executive Officer of Nexa Peru
Mauro Davi Boletta	63	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	46	Lima, Peru	Senior Vice President of Mining Operations
Marcio Luis Silva Godoy	58	São Paulo, Brazil	Senior Vice President of Technical Services and Projects
Jones Aparecido Belther	56	São Paulo, Brazil	Senior Vice President of Mineral Exploration & Business Development
Gustavo Cicilini	48	São Paulo, Brazil	Vice President of Human Resources and Corporate Affairs
Renata Penna Moreira Gunzburger	40	São Paulo, Brazil	Vice President of Legal & Governance

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

Executive Officers and Management Committee

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

Renata Penna Moreira Gunzburger. Ms. Penna has been our Vice President of Legal & Governance since April 2023. Ms. Penna joined Nexa as Chief Legal Counsel and Head of Governance in 2017. With more than 20 years of experience, Ms. Penna has focused on M&A, project finance and capital market transactions and she served as counsel and project manager on Nexa’s initial public offering in October 2017. Prior to Nexa, she led LATAM, M&A and Finance divisions within the Legal Department of Votorantim Cimentos for six years, as well as worked for law firms such as Linklaters, Lobo & de Rizzo and Barbosa Mussnich & Aragão Advogados. Ms. Penna has a Bachelor from Pontifícia Universidade Católica de São Paulo and a Master of Law Degree (LL.M.) from the University of Chicago Law School, an Executive MBA from Instituto de Ensino e Pesquisa and completed an Executive Education Program on Women on Board from Harvard Business School.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the CNG committee and ultimately, the Board of directors. We strive to create a strong ethical and high-performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and diversity necessary to carry out our strategy.

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

Executive Officers and Management Committee

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

The following table sets forth the current members of our Management committee, and their respective positions. The term of the members of our Management committee expires on the day of the first Board meeting held after the 2024 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Ignacio Rosado	54	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	54	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer
Mauro Davi Boletta	63	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	46	Lima, Peru	Senior Vice President of Mining Operations
Marcio Luis Silva Godoy	58	São Paulo, Brazil	Senior Vice President Technical Services and Projects
Jones Aparecido Belther	56	São Paulo, Brazil	Senior Vice President Mineral Exploration & Business Development

Conduct Committee

Our Conduct committee reports to the Chief Executive Officer and was created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

Executive Officers and Management Committee

The Conduct committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Vice President of Human Resources, the Vice President of Legal & Governance, the Head of Internal Audit, Compliance and Internal Controls, the Compliance Manager and two representatives of the Ethics Line program, a confidential reporting system managed by a qualified and independent external entity available to internal and external parties designed to allow anonymous reporting of violations of our Code of Conduct, policies and internal procedures or applicable laws.

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

Executive and Director Compensation

Executive and director compensation

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2023.

In 2023 our executive compensation program includes cash compensation in the form of base salary, short-term incentives and long-term incentives. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

Our CNG committee is responsible for assisting our Board of directors in fulfilling its governance and supervisory responsibilities and advising our Board of directors with respect to evaluation and monitoring of compensation models and policies and other related matters. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing and making recommendations to our Board of directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

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

Financial indicators are based on internal metrics and represent 40% to 50% of the employee panel for corporate positions. In 2023, the metrics used were Free Cash Flow (“FCF”) and Management Gains (“MGs”). The target of FCF is structured around the combined total of all our revenue versus costs and considers metal prices, and floating exchange rates. For MGs, the target is to capture opportunities for working capital gains, fixed costs, production costs, and synergies, among other metrics, measured in millions of dollars, and it considers fixed metal prices and exchange rates.

Strategic goals represent up to 20% of the individual panel and are comprised of qualitative and quantitative factors. In 2023, the metrics used in this assessment included risk management indicators, heat maps and ESG projects, maps of critical environmental issues, including decarbonization and sustainability initiatives, and work environment. We also recognize individual performance through targets that support different strategies in line with Nexa’s broader plan. The financial indicators applicable to our CEO represented 50% of the individual panel, and the metrics used were FCF and MGs.

Executive and Director Compensation

In 2023, up to 20% of the compensation of our executive officers was related to the achievement of ESG goals and additional ESG goals have been set for our executive officers in 2024.

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

In 2023, the LTI program was based on a five-year vesting period and comprised of three parts: (i) restricted grant, (ii) absolute performance grant and (iii) relative performance grant. All grants were defined amounts approved by the Board of directors to be paid out at the end of the five-year vesting period. The restricted grant amount appreciates according to the total shareholder return (“TSR”) over the vesting period. The payment of the absolute performance grant was based on a targeted Company TSR combined with a performance curve, both approved by our Board of directors at each granting period. The performance curve determines the amount to be paid in case of a performance equal or lower than expected in the targeted TSR. If the targeted TSR is achieved, the payment is fully due. If the performance of the TSR was greater than expected, the supplementary grant to be paid will be adjusted by up to 100%. The payment of relative performance grant depended on Nexa’s TSR performance when compared to a selected peer group approved by the Board of directors.

In April 2023, Nexa began a revision process of our LTI program. The new LTI program came into effect in February 2024. The new LTI program is based on a five-year vesting period and comprised of two parts: (i) restricted grant and (ii) absolute performance grant. Both grants are defined amounts approved by the Board of directors to be paid out at the end of the third, fourth and fifth year, considering one third of the total payment to be made on each of the three payments. The restricted grant amount appreciates according to the TSR over each payment period. The payment of the absolute performance grant is based on a targeted Company TSR combined with a performance curve, over each payment period, both approved by our Board of directors at each granting period. The performance curve determines the amount to be paid in case of a performance equal or lower than expected in the targeted TSR. If the targeted TSR is achieved, the payment is fully due. If the performance of the TSR is greater than expected, the supplementary grant to be paid will be adjusted by up to 100%. At the end of the five-year vesting period, the amount paid on the previous two payments will be adjusted with the fifth year TSR result.

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

Executive and Director Compensation

Insider trading policies

According to our insider trading policy, directors, officers and employees of Nexa and its subsidiaries must refrain from improper trading, and the appearance of improper trading, in Nexa’s securities. This applies to all transactions in any securities of Nexa, including, but not limited to, any of Nexa’s shares, securities convertible or exchangeable into shares or other securities of Nexa, securities that Nexa may issue from time to time, such as preferred stock, warrants, and convertible debentures, as well as debt instruments, puts, calls, options and any other rights or obligations to buy or sell Nexa’s securities. It also applies to derivative securities relating to Nexa’s securities, including securities exchangeable into Nexa’s securities, whether or not issued by Nexa, such as exchange-traded options and the purchase of the Nexa’s securities with the intention of quickly reselling them. In addition, directors, officers and employees may not purchase financial instruments, such as prepaid variable forward contracts, equity swaps or collars, designed to hedge or offset a decrease in the market value of Nexa’s securities. Our policy applies to not only all securities owned by Nexa directors, officers, and employees, but also all securities owned by others where Nexa directors, officers, or employees have a direct or indirect control over investment decisions.

Our insider trading policy is made available to directors, officers and employees directly or by posting the policy on Nexa’s website and such individuals are informed whenever significant changes are made to the policy. Violations to the policy will result in disciplinary action, including possible termination. Additionally, our policy applies to individuals even after termination of employment or service with Nexa.

2023 executive compensation

During fiscal year 2023, our executive officers received cash compensation in an aggregate amount of approximately US$5,329,512, which includes compensation paid to any officers whose terms ended on the first business day of 2023. The following table summarizes compensation we paid to our executive officers during the fiscal year 2023, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value.

Non-equity Incentive Plan Compensation
Name and Title	Base Salary (US$)	Short-term incentive programs / bonuses (US$)	Long-term incentive programs (US$)	Pension Value (US$)	Total Compensation (US$)
Ignacio Rosado President and Chief Executive Officer	570,359	835,193	-	33,147	1,438,700
José Carlos del Valle (1) Senior Vice President of Finance and Group Chief Financial Officer	387,389	558,576	-	-	945,965
Mauro Davi Boletta Senior Vice President of Smelting Operations and Commercial	201,673	172,838	21,229	12,094	407,835
Leonardo Nunes Coelho Senior Vice President of Mining Operations	369,558	420,640	32,809	10,622	833,629
Marcio Luiz Silva Godoy Senior Vice President of Technical Services and Projects	331,207	327,932	-	17,885	677,024
Jones Aparecido Belther Senior Vice President of Mineral Exploration & Business Development	211,374	189,736	19,299	11,698	432,107
Gustavo Cicilini Vice President of Human Resources and Corporate Affairs	184,419	143,602	-	9,704	337,725
Renata Penna Moreira Gunzburger (2) Vice President of Legal & Governance	152,846	93,374	3,667	6,640	256,527

(1)	José Carlos del Valle joined the Company on October 1, 2022; therefore, he was ineligible for long-term incentives paid in 2023 with respect to 2022 performance.
(2)	Renata Penna Moreira Gunzburger was promoted from Head of Legal & Governance to Vice President of Legal & Governance in April 2023.

Executive and Director Compensation

2023 director compensation

During fiscal year 2023, our directors received total compensation in an aggregate amount of US$2,238,333 for their services as members of our Board of directors. The chair of our Board of directors received US$280,000 in annual fees, while each Board member received an average of US$55,958 per quarter. In addition, each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board meetings and meetings for any committee on which he or she serves.

We have no service contracts with members of our Board of directors providing for benefits upon termination of employment.

Annual compensation levels for the directors are as set out below:

Name	Base	Total Compensation
Jaime Ardila (1)	280,000	280,000
Daniella Dimitrov (2)	230,000	230,000
Diego Hernandez (3)	230,000	230,000
Eduardo Borges de Andrade Filho (3)	230,000	230,000
Edward Ruiz (2)	240,000	240,000
Gianfranco Castagnola (3)	230,000	230,000
Hilmar Rode	128,333	128,333
Jane Sadowsky (2)	230,000	230,000
João Henrique Batista de Souza Schmidt	220,000	220,000
Luís Ermírio de Moraes	220,000	220,000

(1)	The chair of the Board is entitled to additional compensation of US$60,000.00 per year.
(2)	The Audit committee members are entitled to additional compensation of US$10,000.00 per year. The chair of the Audit committee is entitled to additional compensation of US$20,000.00 per year.
(3)	Chairs of the other committees receive compensation of US$10,000.00. There are no additional payments per meeting for members who are members of two committees concurrently.

Compensation consultants

We retained Korn Ferry in 2023 to provide competitive market analysis to assist in determining the appropriate level of compensation for executives, providing comprehensive competitive market clearing information on incentives, policies and benefits for each executive position. Korn Ferry has over 40 years of experience and deep knowledge in the Brazilian market. We paid Korn Ferry US$52,104 in consulting services fees in 2023.

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

Nexa also matches the contribution made by the participant depending on their salary range. This contribution is monthly and varies between 1.5% and 6.0%, depending on the chosen percentage of the participant’s contribution.

Employees

Employees

As of December 31, 2023, we had 5,771 employees and 8,784 independent contractors. The following tables show the number of employees and contractors as of December 31, 2023, 2022 and 2021.

Number of Employees
	As of December 31,
	2023	2022	2021
Brazil	3,658	3,509	3,631
Peru	2,095	2,096	2,185
United States and Luxembourg	18	20	24
Total	5,771	5,625	5,840

Number of Independent Contractors*
	As of December 31,
	2023	2022	2021
Brazil	7,011	2,788	1,773
Peru	1,773	5,808	5,889
Total	8,784	8,596	7,662

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

We regularly invest in programs that ensure employee development and meet our specific business needs while continuously enhancing the qualifications of our staff so as to maintain and reinforce our competitiveness and our know-how as we continue to grow. The training programs include Technical/Operative Trainings, Mentoring Program, Leadership Development Program, Young Professional Training and an Individual Development Plan that, among other things, indicates the training that a given employee requires in order to continue to grow within Nexa Resources. In addition, we have an Academy of Excellence, a program created by Votorantim for leaders within Votorantim.

Legal Proceedings

V.	Additional information

Legal proceedings

As of December 31, 2023, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of US$727.8 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2023, we had established a net provision in the amount of US$70.6 million to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2023
	Total Proceedings (1)	Total Net Provisions (2)
	(in millions of US$)
Civil and environmental (3)	162.2	24.6
Tax	495.0	23.8
Labor	70.6	22.3
Total	727.8	70.6

(1)	Does not include claims with expectation of loss classified as remote.
(2)	Only includes claims with expectation of loss classified as probable, net of judicial deposits.
(3)	Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31, 2023, we were party to civil judicial proceedings and environmental administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$162.2 million, for which we have recorded a net provision in the amount of US$24.6 million for proceedings with probable losses. The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2023, we were party to tax related judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$495.0 million, for which we have recorded a net provision in the amount of US$23.8 million for proceedings with probable losses.

The tax-related judicial and administrative claims filed against us primarily relate to (i) value added tax on Sales and Services (“VAT”), (ii) corporate income tax and social contribution on net profit (“CIT”), (iii) Brazilian mining royalty (“CFEM”), (iv) Social Contributions (“PIS” and “COFINS”).

Labor liabilities and contingencies

As of December 31, 2023, we were party to labor judicial proceedings related to employment benefits, with a probable or possible chance of loss of a total amount of US$70.6 million, for which we have recorded a net provision in the amount of US$22.3 million for proceedings with probable losses. The judicial and administrative claims related to labor benefits that were filed against us are mainly related to (i) overtime payments, (ii) compensation for illness-related damages and (iii) payment of social benefits.

Legal Proceedings

Other legal proceedings

VAT investigation

Throughout 2023, Nexa continued to cooperate with the investigation being carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of Nexa’s former customers with respect to commercial transactions and related value added tax (“VAT”), as well as Nexa’s relationship with such former customers, that could result in liabilities for all parties involved in the commercial relationship.

In the third quarter of 2023, Nexa and the MG Authorities reached a resolution (the “Tax Resolution”) whereby Nexa, without admitting primary responsibility for the resolved claims, agreed to make certain tax payments to the State of Minas Gerais on behalf of certain customers that allegedly failed to properly make their tax payments (“tax portion”), and subsequently on October 20, 2023 entered into a related additional agreement (the “Related Agreement”, and together with the Tax Resolution, the “Agreements”) to make a contribution to the State of Minas Gerais to support its ESG-related efforts (“ESG portion”), recognizing a total amount of US$75.8 million in "Other liabilities”, comprised of US$65.5 million as “Other Income and Expenses, net” and US$10.3 million as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of its former customers. In funding this agreement, the Company applied an offset of US$25.0 million of VAT accumulated credits, paid a portion of US$1.5 million in cash up front, offset an amount of US$6.4 million which was classified as a judicial deposit, and will pay the remainder in up to 46 monthly installments, to be adjusted by the Brazilian federal funds rate (“SELIC”) interest rate.

On February 8, 2024, a second and final Tax Resolution was filed with the MG Authorities whereby Nexa, without admitting primary responsibility for the resolved claims, agreed to make tax payments on behalf of certain customers, including interest and penalties, to the State of Minas Gerais, recognizing a total amount of US$27.1 million in "Other liabilities”, comprised of US$21.4 million as “Other Income and Expenses, net” and US$5.7 million as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of this former customers. In funding this agreement, the Company will apply an offset of US$10.8 million of VAT accumulated credits, will pay US$0.8 million in cash up front, and will pay the remainder in up to 59 monthly installments, to be adjusted by the SELIC interest rate.

This resolution concludes the MG Authorities’ investigation with respect to the Company, and the Company does not expect any further developments or provisions with respect to these matters, although reserves its legal right to recover from certain customers the amounts that it has paid, or will pay, on their behalf in connection with the tax portion of the Agreements. These amounts will only be recognized upon recovery. For further details on this investigation, see Note 9(iv) to our consolidated financial statements.

Cerro Lindo stability agreement

We are engaged in ongoing tax-related discussions with the Peruvian tax authorities SUNAT related to the stability agreement of Cerro Lindo’s operations. The Peruvian tax authority issued unfavorable tax decisions against the Company for the years-ended December 31, 2014, 2015, 2016 and 2017, arguing that the stability income tax rate (20%) granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production (i.e., income exclusively related to the investments informed in the Cerro Lindo Feasibility Study), and not from Cerro Lindo’s entire production capacity expanded over time. The total amount estimated for the contingency materialized from 2014 to 2017 is US$293.1 million.

As of the date of this annual report, SUNAT is now auditing the years-ended December 31, 2018 and 2019. Discussions with SUNAT are expected to evolve in 2024, including potential audits of the years ended December 31, 2020 and 2021, which is the last fiscal year covered by the stability agreement, depending on the ongoing legal proceedings, which may impact Nexa’s results, cash flow and liquidity. For further details on these legal proceedings, see Note 11(d) to our consolidated financial statements.

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

As of December 31, 2023, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

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

An individual Luxembourg shareholder will be subject to Luxembourg income tax on dividend income and similar distributions in respect of its shares in Nexa Resources at the applicable progressive rates. Such payments may benefit from a 50.0% exemption set forth in Article 115 15a of the LITL, subject to the conditions set out therein. If the 50.0% exemption applies, the applicable income tax will be levied on 50% of the gross amount of the dividends at the applicable progressive rates. Taxable dividends are also subject to dependence insurance contribution levied at a rate of 1.4% on the net income where certain Luxembourg shareholders are affiliated to the Luxembourg social security administration.

A corporate Luxembourg shareholder was subject to Luxembourg corporate income tax (“CIT”) and municipal business tax (“MBT”) at the aggregate rate of 24.94% for entities having their statutory seat in Luxembourg City. The taxable basis of a corporate Luxembourg shareholder will, in principle, correspond to its accounting results, unless a specific treatment is provided for by the LITL. A corporate Luxembourg shareholder may benefit from the Luxembourg participation exemption (the “participation exemption”) with respect to dividends received if the following two conditions are met: (a) the shareholder holds or commits itself to hold at least 10.0% of the share capital of Nexa Resources or a participation with an acquisition price of at least €1.2 million for an uninterrupted period of at least twelve months and (b) the shareholder is a Luxembourg fully taxable corporation. If these cumulative conditions are met, dividends received by the corporate Luxembourg shareholder should be fully exempt from CIT and MBT at the level of the corporate Luxembourg shareholder.

Taxation

If the conditions with respect to the Luxembourg participation exemption are not met, the corporate Luxembourg shareholders can still benefit from the aforementioned 50.0% exemption, subject to the conditions set out therein.

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons. Although genuine economic reasons are not defined by law, Luxembourg tax authorities may examine the given reasons and determine that Nexa Resources does not have distributable reserves or profits in its chart of accounts according to Luxembourg regulations. We do not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. As of December 31, 2023, we have the ability to pay dividends and share premiums. The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of directors. See “Share ownership and trading—Distributions”.

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

For a shareholder to benefit from such exemption upon a distribution date, Nexa Resources must file a properly competed form 900 with the Luxembourg tax authorities within 8 days following the earlier of (a) the payment date set in the distribution decision or (b) the day following the distribution decision date in case no payment date is fixed. Luxembourg tax authorities may request all relevant documentation showing fulfillment of the above-mentioned conditions (e.g., including a tax residency certificate). Nexa makes no representation that this exemption procedure will be practicable with respect to shares held through a clearing system such as DTC (in the United States).

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

Luxembourg individual shareholders are not subject to Luxembourg NWT. A Luxembourg corporate shareholder should be subject to Luxembourg NWT in respect of the shares held in the capital of Nexa Resources unless it holds more than 10% or €1.2 million of our common shares.

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

ATAD rules

The European Council has adopted two Anti-Tax Avoidance Directives: Council Directive (EU) 2016/1164 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Directive 2017/952/EU of 29 May 2017 amending ATAD I as regards hybrid mismatches with third countries (“ATAD II”) that address many of the issues mentioned above. The measures included in ATAD I were implemented into Luxembourg law on December 21, 2018 and almost all of them have been applicable since January 1, 2019. The measures included in ATAD II were implemented into Luxembourg law on December 19, 2019 and almost all of them have been applicable since January 1, 2020, subject to certain exceptions. ATAD I and ATAD II may have a material impact on how returns to shareholders are taxed.

Pillar Two

Pillar Two is focused on implementing a global minimum tax designed to ensure that large multinationals pay a minimum effective tax rate of 15% in every jurisdiction they operate in. Pillar Two is expected to apply to multinational groups with turnover in excess of €750 million. The Pillar Two proposals involve a framework of complex rules which, broadly, would impose top-up taxes on certain entities within a multinational group where the overall tax paid on the group’s profit in any jurisdiction falls below the minimum 15% effective tax rate. The proposed rules for determining whether a top-up tax is required in respect of the group’s profits in a jurisdiction and the allocation of any such top-up tax between the members of the group are detailed and are designed to prevent multinational groups from being able to structure around the rules. It should be noted that a group’s effective tax rate in a jurisdiction may fall below the minimum 15% rate, and therefore a top-up tax may be required, even if that jurisdiction’s statutory headline tax rate is over 15%. On December 15, 2022, the EU Member States adopted a Council Directive (2022/2523) on ensuring a global minimum level of taxation for multinational enterprise (“MNE”) groups and large-scale domestic groups in the EU (“Minimum Tax Directive”). EU Member States had the obligation to implement the Minimum Tax Directive into their national laws before December 31, 2023. The Minimum Tax Directive was implemented into Luxembourg national law on December 22, 2023, and applies to fiscal years starting on or after December 31, 2023.

Taxation

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

Due to recent modifications to Peruvian income tax law, as of January 1, 2019, even if the abovementioned conditions are not met, an indirect transfer of Peruvian shares will also be deemed to exist if the “total value” of shares of the Peruvian company indirectly transferred within any 12-month period is equivalent to or higher than 40,000 Peruvian tax units (S/176 million or US$50.0 million approximately). Said “total value” is determined by multiplying: i) the “percentage” that the FMV of the shares issued by the Peruvian company held (directly or indirectly) by the non-resident company which shares are being transferred, represents with regard to the FMV of all the shares issued by said non-resident company; and ii) the price agreed for the shares issued by the non-resident company directly transferred. To determine the “total value” threshold, transfers made by those parties which qualify as related to the transferor should also be considered. Nonetheless, the “taxable base” shall be determined, in any case, per party, considering the transfers made by the latter within the abovementioned 12-month period, but excluding those transfers previously taxed.

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

Taxation

United States federal income tax considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations (“Regulations”), rulings and judicial interpretations thereof, in force as of the date hereof, and the U.S.-Luxembourg Treaty dated December 20, 2000 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

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

Taxation of dividends

Subject to the discussion below under “Passive Foreign Investment Company Status,” the gross amount of any distribution of cash or property with respect to our common shares that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in a U.S. Holder’s taxable income as ordinary dividend income on the day on which the U.S. Holder receives the dividend and will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Taxation

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).

The common shares are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception (as defined below under “Passive Foreign Investment Company Status”), we do not believe that we were a PFIC for our 2023 or 2022 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Accordingly, we expect that dividends paid on the common shares will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Luxembourg dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in Regulations promulgated in December 2021, and any Luxembourg tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Luxembourg tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Luxembourg dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Luxembourg tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and IRS are considering proposing amendments to the December 2021 Regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

Taxation

•	75 percent or more of our gross income for the taxable year is passive income; or
•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net foreign currency gains, and gains from commodities transactions other than gains that are active business gains from the sale of commodities or arise from “commodity hedging transactions,” within the meaning of the applicable rules (“Commodity Exception”).

Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception, we do not believe that we were a PFIC for our 2023 or 2022 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, since PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities (including our ability to qualify for the Commodity Exception or any similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that the U.S. Holder recognizes on the sale of the common shares. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period that the U.S. Holder holds the common shares. Classification as a PFIC may also have other adverse tax consequences.

A U.S. Holder can avoid the unfavorable rules described in the preceding paragraph by electing to mark the common shares to market. If a U.S. Holder makes this mark-to-market election, the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s common shares at year-end over the U.S. Holder’s basis in those shares. If a U.S. Holder’s basis in the common shares exceeds the shares’ fair market value at the end of the U.S. Holder’s taxable year, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of its net mark-to-market gains from previous years. The U.S. Holder’s basis in the shares will be adjusted to reflect the gain or loss. In addition, any gain that the U.S. Holder recognizes upon the sale of the common shares will be taxed as ordinary income in the year of sale.

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

Taxation

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

Exchange Controls and Other Limitations Affecting Security Holders

Exchange controls and other limitations affecting security holders

We are not aware of any governmental laws, decrees, regulations or other legislation in Luxembourg that restrict the export or import of capital, including the availability of cash and cash equivalents for use by our affiliated companies, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities, except for regulations restricting the remittance of dividends and other payments in compliance with United Nations and EU sanctions.

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Internal Control Over Financial Reporting

Internal control over financial reporting

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our Board of directors, management and other employees, and is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements, in accordance with IFRS accounting standards and interpretations, as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee (“IFRS Accounting Standards”).

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2023.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting during the fiscal year of 2023, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

Principal accountant fees and services

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. for professional services in 2023 and 2022:

	For the Year Ended December 31,
	2023	2022
	(US$ thousand)
Audit fees	1,839.7	2,132.1
Audit-related fees	128.4	107.0
Tax fees	-	-
Other fees	-	-
Total fees	1,968.1	2,239.1

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

•	United States. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, and accordingly file reports and other information with the SEC. Our SEC filings are available to the public from the SEC at http://www.sec.gov. You may also inspect Nexa Resources’ reports and other information at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common shares are listed. For further information on obtaining copies of Nexa Resources’ public filings at the NYSE, you should call (212) 656-5060.
•	Canada. We must comply with certain Canadian periodic and ongoing disclosure rules under applicable Canadian provincial and territorial securities laws. However, with respect to the rules under applicable Canadian provincial and territorial securities laws, we are able to rely on certain exemptions from many of the requirements under such laws through our compliance with U.S. disclosures given our status in the U.S. as a foreign private issuer. Our Canadian filings are available to the public from the website maintained by the Canadian Securities Administrators at www.sedarplus.ca.

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

LBMA: The London Bullion Market Association.

LME: London Metal Exchange.

LOM: life of mine.

Measured Mineral Resource: is that part of a Mineral Resource for which quantity and grade or quality, are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.

Metal concentrate: The crushed and ground material obtained after concentration, including zinc, lead and copper concentrates. This is the product from our mining operations. Most of the zinc concentrate we produce is used in our smelting operations and the remaining portion, along with our lead and copper concentrates, is sold to our customers.

Glossary

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

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

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

Qualified Person: An individual who is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration in the specific type of activity that person is undertaking on behalf of the registrant and an eligible member or licensee n good standing of a recognized professional organization at the time the technical report is prepared.

Reclamation: The process of stabilizing, contouring, maintaining, conditioning and/or reconstructing the surface of disturbed land (i.e., used or affected by the execution of mining activities) to a state of “equivalent land ” Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden and revegetation.

Glossary

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

Zinc equivalent: A metric used to compare mineralization that is comprised of different metals in terms of zinc. Copper, lead, silver and gold contents in our concentrate production have been converted to a zinc equivalent grade at the average benchmark prices for 2023, i.e., US$2,649.04 per tonne (US$1.20 per pound) for zinc, US$8,483.40 per tonne (US$3.85 per pound) for copper, US$2,137.18 per tonne (US$0.97 per pound) for lead, US$23.39 per ounce for silver and US$1,942.74 per ounce for gold.

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of August 27, 2021 (incorporated by reference to Exhibit 1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 17, 2022).
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 22, 2021).
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 4.625% Notes due 2023, dated as of March 28, 2013, among Compañía Minera Milpo S.A.A., as issuer, Deutsche Bank Trust Company Americas, as trustee, registrar, paying agent and transfer agent, and Deutsche Bank Luxembourg S.A., as Luxembourg paying agent (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.4	Description of Securities
8	List of Subsidiaries
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.1 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.2	Technical Report Summary on the Cerro Pasco Complex Integration, Pasco Province, Peru – S-K 1300 Report.
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.3 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.5	Consent of SLR Consulting (Canada) Ltd. (“SLR”) with respect to Technical Report Summary on the Cerro Pasco Complex Integration, Pasco Province, Peru (included in Exhibit 15.2).
15.6	Consent letter of Nexa’s Qualified Persons.
97	Policy Relating to Recovery of Erroneously Awarded Compensation of Nexa Resources S.A.
101.INS	XBRL Instance Document -- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 27, 2024

Financial Statements

Nexa Resources S.A. Financial Statements

Nexa Resources S.A.

Consolidated financial statements at December 31, 2023 and report of independent registered public accounting firm

Contents

Consolidated financial statements

Notes to the consolidated financial statements

Nexa Resources S.A.

Consolidated income statement

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2023	2022	2021
Net revenues	6	2,573,233	3,033,990	2,622,110
Cost of sales	7	(2,276,757)	(2,395,180)	(1,989,019)
Gross profit		296,476	638,810	633,091

Operating expenses
Selling, general and administrative	7	(126,948)	(145,543)	(133,803)
Mineral exploration and project evaluation	8	(99,666)	(98,862)	(85,043)
Impairment loss of long-lived assets	31	(114,643)	(32,512)	-
Other income and expenses, net	9	(110,584)	(2,674)	31,948
		(451,841)	(279,591)	(186,898)
Operating (loss) income		(155,365)	359,219	446,193

Results from associates equity
Share in the results of associates		23,536	1,885	-
		23,536	1,885	-
Net financial results	10
Financial income		25,503	25,018	11,472
Financial expenses		(204,184)	(168,694)	(142,275)
Other financial items, net		17,040	9,949	(6,099)
		(161,641)	(133,727)	(136,902)

(Loss) income before income tax		(293,470)	227,377	309,291

Income tax benefit (expense)	11 (a)	4,274	(150,983)	(153,204)

Net (loss) income for the year		(289,196)	76,394	156,087
Attributable to NEXA's shareholders		(289,354)	49,101	114,332
Attributable to non-controlling interests		158	27,293	41,755
Net (loss) income for the year		(289,196)	76,394	156,087
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD	30 (f)	(2.18)	0.37	0.86

The accompanying notes are an integral part of these consolidated financial statements

3 of 69

Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2023	2022	2021
Net (loss) income for the year		(289,196)	76,394	156,087

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	732	(1,329)	488
Deferred income tax		(1,269)	998	(161)
Translation adjustment of foreign subsidiaries	30 (e)	81,315	65,243	(64,575)
		80,778	64,912	(64,248)

Other comprehensive income (loss), net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(583)	521	(5,066)
Deferred income tax		198	(178)	(2,375)
Changes in fair value of investments in equity instruments		(1,466)	(3,608)	(2,632)
		(1,851)	(3,265)	(10,073)
Other comprehensive income (loss) for the year, net of income tax		78,927	61,647	(74,321)

Total comprehensive (loss) income for the year		(210,269)	138,041	81,766
Attributable to NEXA’s shareholders		(215,324)	105,972	43,828
Attributable to non-controlling interests		5,055	32,069	37,938
Total comprehensive (loss) income for the year		(210,269)	138,041	81,766

The accompanying notes are an integral part of these consolidated financial statements

4 of 69

Nexa Resources S.A.

Consolidated statement of balance sheet

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2023	2022
Current assets
Cash and cash equivalents	15	457,259	497,826
Financial investments		11,058	18,062
Other financial instruments	16 (a)	7,801	7,380
Trade accounts receivables	17	141,910	223,740
Inventory	18	339,671	395,197
Recoverable income tax		15,193	2,455
Other assets	19	86,934	75,486
		1,059,826	1,220,146

Non-current assets
Investments in equity instruments	14 (c)	5,649	7,115
Other financial instruments	16 (a)	92	63
Deferred income tax	11 (b)	235,073	166,983
Recoverable income tax		6,237	4,914
Other assets	19	129,614	134,474
Investments in associates		44,895	38,990
Property, plant and equipment	21	2,438,614	2,295,275
Intangible assets	22	909,279	1,016,927
Right-of-use assets	23	11,228	6,895
		3,780,681	3,671,636

Total assets		4,840,507	4,891,782

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	143,196	50,840
Lease liabilities	23 (b)	3,766	3,661
Other financial instruments	16 (a)	19,077	11,435
Trade payables	25	451,603	413,856
Confirming payables	26	234,385	216,392
Dividends payable		2,830	7,922
Dams, asset retirement and environmental obligations	27	33,718	23,646
Contractual obligations	29	37,432	26,188
Salaries and payroll charges		68,165	79,078
Tax liabilities		49,524	40,610
Other liabilities		31,186	25,136
		1,074,882	898,764

Non-current liabilities
Loans and financings	24 (a)	1,582,370	1,618,419
Lease liabilities	23 (b)	5,452	1,360
Other financial instruments	16 (a)	27,045	20,416
Dams, asset retirement and environmental obligations	27	281,201	242,673
Provisions	28	56,787	43,897
Deferred income tax	11 (b)	183,698	199,499
Contractual obligations	29	79,680	105,972
Other liabilities		92,758	50,528
		2,308,991	2,282,764

Total liabilities		3,383,873	3,181,528

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,201,921	1,442,245
Attributable to non-controlling interests		254,713	268,009
		1,456,634	1,710,254
Total liabilities and shareholders’ equity		4,840,507	4,891,782

The accompanying notes are an integral part of these consolidated financial statements

5 of 69

Nexa Resources S.A.

Consolidated statement of cash flow

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2023	2022	2021
Cash flows from operating activities
(Loss) income before income tax		(293,470)	227,377	309,291
Depreciation and amortization	21,22 and 23	298,393	290,937	258,711
Impairment loss of long-lived assets	31	114,643	32,512	-
Share in the results of associates		(23,536)	(1,885)	-
Interest and foreign exchange effects		131,988	126,545	143,496
Loss on sale of property, plant and equipment and intangible assets	9	3,734	698	4,891
Dams obligations	9	6,960	-	-
Changes in provisions and other assets impairments		(37,800)	84,393	21,325
Tax voluntary disclosure – VAT discussions	9 (iv)	102,939	-	-
Changes in fair value of loans and financings	24 (c)	525	1,472	(19,380)
Changes in fair value of derivative financial instruments	16 (c)	(12,514)	(14,947)	26,408
Changes in fair value of energy forward contracts	16 (d)	15,663	-	-
Changes in fair value of offtake agreement	16 (e)	(2,268)	(24,267)	-
Contractual obligations	29 (a)	10,121	10,565	19,580
Generation Scaling Factor recovered costs		-	-	(19,407)
Decrease (increase) in assets
Trade accounts receivables		58,067	(29,215)	(54,684)
Inventory		127,002	(75,071)	(102,068)
Other financial instruments		13,271	8,648	(14,936)
Other assets		(70,948)	(72,607)	(47,312)
Increase (decrease) in liabilities
Trade payables		(451)	(32,476)	44,880
Confirming payables		17,074	(16,348)	87,565
Other liabilities		(42,785)	(17,448)	2,759
Cash provided by operating activities		416,608	498,883	661,119

Interest paid on loans and financings	24 (c)	(113,018)	(109,263)	(121,112)
Interest paid on lease liabilities	23 (b)	(553)	(994)	(1,415)
Premium paid on bonds repurchase		-	(3,277)	-
Income tax paid		(56,191)	(118,719)	(45,607)
Net cash provided by operating activities		246,846	266,630	492,985

Cash flows from investing activities
Additions of property, plant and equipment		(310,150)	(382,468)	(485,204)
Additions of intangible assets		(3,087)	(4,595)	-
Net sales of financial investments		19,556	10,647	20,076
Proceeds from the sale of property, plant and equipment		1,229	751	2,210
Investments in equity instruments		-	(7,000)	(6,356)
Acquisition of additional shares in associates		-	(4,136)	-
Dividends received from associates	30 (g)	22,100	7,867	-
Net cash used in investing activities		(270,352)	(378,934)	(469,274)

Cash flows from financing activities
New loans and financings	24 (c)	56,408	95,621	59,771
Debt issue costs	24 (c)	(74)	(63)	(178)
Payments of loans and financings	24 (c)	(27,087)	(24,639)	(251,044)
Prepayment of fair value debt		-	-	(90,512)
Bonds repurchase	24 (c)	-	(128,470)	-
Payments of lease liabilities	23 (b)	(5,818)	(17,091)	(9,827)
Dividends paid	30 (g)	(23,713)	(68,466)	(52,344)
Payments of share premium	30 (g)	(25,000)	(6,126)	-
Net cash used in financing activities		(25,284)	(149,234)	(344,134)

Foreign exchange effects on cash and cash equivalents		8,223	15,547	(21,923)

Decrease in cash and cash equivalents		(40,567)	(245,991)	(342,346)
Cash and cash equivalents at the beginning of the year		497,826	743,817	1,086,163
Cash and cash equivalents at the end of the year		457,259	497,826	743,817
Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(10,304)	(2,018)	(5,174)
Additions to intangible assets related to GSF recovered costs		-	-	(19,407)
Write-offs of property, plant and equipment	21 (a)	4,089	1,449	3,343
Write-offs of right of use assets	23 (a)	874	-	-
Additions to intangible assets related to offtake agreement and other intangibles		-	(52,934)	-
Increase in investment in associates		-	(32,456)	-
Derecognition of Nexa’s share of Enercan’s property, plant and equipment, intangible assets and financial investments	4(ii)	-	46,858	-

The accompanying notes are an integral part of these consolidated financial statements

6 of 69

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2021	132,438	1,043,755	1,245,418	(814,675)	(229,491)	1,377,445	243,799	1,621,244
Net income for the year	-	-	-	114,332	-	114,332	41,755	156,087
Other comprehensive loss for the year	-	-	-	-	(70,504)	(70,504)	(3,817)	(74,321)
Total comprehensive income (loss) for the year	-	-	-	114,332	(70,504)	43,828	37,938	81,766
Transfer of the changes in fair value of prepaid debt related to changes in the Company’s own credit risk to retained earnings	-	-	-	(10,965)	10,965	-	-	-
Dividends distribution to NEXA's shareholders - USD 0.26 per share	-	-	-	(35,000)	-	(35,000)	-	(35,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(23,730)	(23,730)
Total contributions by and distributions to shareholders	-	-	-	(45,965)	10,965	(35,000)	(23,730)	(58,730)
At December 31, 2021	132,438	1,043,755	1,245,418	(746,308)	(289,030)	1,386,273	258,007	1,644,280
Net income for the year	-	-	-	49,101	-	49,101	27,293	76,394
Other comprehensive income for the year	-	-	-	-	56,871	56,871	4,776	61,647
Total comprehensive income (loss) for the year	-	-	-	49,101	56,871	105,972	32,069	138,041
Dividends distribution to NEXA's shareholders – USD 0.33 per share – note 30 (g)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders – USD 0.05 per share – note 30 (g)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(23,075)	(23,075)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total contributions by and distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(22,067)	(72,067)
At December 31, 2022	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254

The accompanying notes are an integral part of these consolidated financial statements

7 of 69

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(741,081)	(232,159)	1,442,245	268,009	1,710,254
Net (loss) income for the year	-	-	-	(289,354)	-	(289,354)	158	(289,196)
Other comprehensive income for the year	-	-	-	-	74,030	74,030	4,897	78,927
Total comprehensive (loss) income for the year	-	-	-	(289,354)	74,030	(215,324)	5,055	(210,269)
Share premium distribution to NEXA's shareholders – USD 0.19 per share – note 30 (g)	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests – note 30 (g)	-	-	-	-	-	-	(18,351)	(18,351)
Total distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(18,351)	(43,351)
At December 31, 2023	132,438	1,012,629	1,245,418	(1,030,435)	(158,129)	1,201,921	254,713	1,456,634

The accompanying notes are an integral part of these consolidated financial statements

8 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) have operations that include large-scale, mechanized underground and open pit mines and smelters. The Company owns and operates three polymetallic mines in Peru, and two polymetallic mines in Brazil and is currently progressing with the ramp-up of its third polymetallic mine in Aripuanã, Brazil. The Company also owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

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

The Company defines Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and dams obligations; and (iii) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the period.

9 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “general and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the CODM.

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,090,276	1,946,661	(468,250)	4,546	2,573,233
Cost of sales	(1,028,281)	(1,726,568)	468,250	9,842	(2,276,757)
Gross profit	61,995	220,093	-	14,388	296,476

Selling, general and administrative	(61,903)	(61,233)	-	(3,812)	(126,948)
Mineral exploration and project evaluation	(90,297)	(9,369)	-	-	(99,666)
Impairment loss of long-lived assets	(109,347)	(5,296)	-	-	(114,643)
Other income and expenses, net	(67,876)	(26,412)	-	(16,296)	(110,584)
Operating (loss) income	(267,428)	117,783	-	(5,720)	(155,365)

Depreciation and amortization	219,957	77,585	-	851	298,393
Miscellaneous adjustments	196,529	51,599	-	-	248,128
Adjusted EBITDA	149,058	246,967	-	(4,869)	391,156
Changes in fair value of offtake agreement (i)					2,268
Impairment loss of long-lived assets - note 31					(114,643)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(15,494)
Loss on sale of property, plant and equipment					(3,734)
Remeasurement in estimates of asset retirement obligations					3,125
Remeasurement adjustment of streaming agreement (iii)					(10,121)
Energy forward contracts – Change in fair value (iv)					(15,663)
Tax voluntary disclosure – VAT discussions (v)					(86,906)
Dams obligations (vi)					(6,960)
Miscellaneous adjustments					(248,128)
Depreciation and amortization					(298,393)
Share in result of associates					23,536
Net financial results					(161,641)
Loss before income tax					(293,470)

10 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

					2022
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,248,027	2,466,967	(683,583)	2,579	3,033,990
Cost of sales	(905,241)	(2,190,903)	683,583	17,381	(2,395,180)
Gross profit	342,786	276,064	-	19,960	638,810

Selling, general and administrative	(64,444)	(60,435)	-	(20,664)	(145,543)
Mineral exploration and project evaluation	(88,947)	(9,915)	-	-	(98,862)
Impairment loss of long-lived assets	(32,276)	(236)	-	-	(32,512)
Other income and expenses, net	(32,787)	43,049	-	(12,936)	(2,674)
Operating (loss) income	124,332	248,527	-	(13,640)	359,219
					-
Depreciation and amortization	204,514	78,727	-	7,696	290,937
Miscellaneous adjustments	110,993	(825)	-	-	110,168
Adjusted EBITDA	439,839	326,429	-	(5,944)	760,324
Changes in fair value of offtake agreement (i)					24,267
Impairment loss of long-lived assets - note 31					(32,512)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(87,540)
Impairment of other assets					(9,302)
Loss on sale of property, plant and equipment					(698)
Remeasurement in estimates of asset retirement obligations					6,182
Remeasurement adjustment of streaming agreement (iii)					(10,565)
Miscellaneous adjustments					(110,168)
Depreciation and amortization					(290,937)
Share in result of associates					1,885
Net financial results					(133,727)
Income before income tax					227,377

					2021
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,165,584	2,021,787	(636,212)	70,951	2,622,110
Cost of sales	(726,653)	(1,842,704)	636,212	(55,874)	(1,989,019)
Gross profit	438,931	179,083	-	15,077	633,091

Selling, general and administrative	(64,739)	(51,635)	-	(17,429)	(133,803)
Mineral exploration and project evaluation	(75,550)	(9,493)	-	-	(85,043)
Other income and expenses, net	(32,286)	70,874	-	(6,640)	31,948
Operating (loss) income	266,356	188,829	-	(8,992)	446,193

Depreciation and amortization	174,891	78,861	-	4,959	258,711
Miscellaneous adjustments	35,697	3,234	-	-	38,931
EBITDA	476,944	270,924	-	(4,033)	743,835
Aripuanã's pre-operating expenses (ii)					(8,753)
Loss on property, plant and equipment					(4,891)
Remeasurement in estimates of asset retirement obligations					(6,371)
Remeasurement adjustment of streaming agreement (iii)					(19,580)
Other adjustments					664
Miscellaneous adjustments					(38,931)
Depreciation and amortization					(258,711)
Net financial results					(136,902)
Income before income tax					309,291

(i) This amount represents the change in the fair value of the offtake agreement described in note 16, which is being measured at Fair value through profit and loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the year 2023, corresponds to the effects of idle capacity costs of the Aripuanã of USD 55,615 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 40,121 (excluding the depreciation portion).

(iii) Annual remeasurement adjustment of the Company’s silver streaming revenues given the changes in long-term prices and in the mine plan for the Cerro Lindo mining unit.

11 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(iv) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix. This adjustment to EBITDA, has the objective to exclude from the current year´s performance the remeasurement effects of energy contracts without cash impact for the specific period.

(v) Impact of accruals related to VAT’s discussions disclosed in note 9 (iv). These liabilities are not directly related to Nexa´s operations and performance and are excluded from EBITDA.

(vi) The impact of the provisions related to dams obligations in Brazil was excluded in Company’s Adjusted EBITDA calculation. This adjustment was made considering these industrial waste containment structures have been closed for more than 20 years, even before they were acquired by Nexa as disclosed in note 27 (a). As such, they have never contributed to Nexa’s operational performance.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the IFRS accounting standards and interpretations, as issued by the International Accounting Standards Board (“IASB”) and the IFRS Interpretations Committee.

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2023, were approved for issue in accordance with a resolution of the Board of Directors on February 21, 2024.

4	Principles of consolidation

The consolidated financial statements comprise the financial statements of NEXA and its direct and indirect subsidiaries (“subsidiaries”), which reflect the assets, liabilities and transactions of the Parent Company and its subsidiaries. Intercompany balances and transactions, which include unrealized profits, are eliminated. A list of the most relevant companies, including subsidiaries, associates and joint operations, and the accounting policies applied in the preparation of the consolidated financial statements are described below.

	Percentage of shares		Company
	2023	2022	controls	Headquarter	Activities
Subsidiaries
Nexa Recursos Minerais S.A. - "NEXA BR"	100	100	Directly	Brazil	Mining / Smelting
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. - "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. - "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Energy
Mineração Dardanelos Ltda. - "Dardanelos" (i)	-	100	Indirectly	Brazil	Mining projects
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Mining projects
Pollarix S.A. - "Pollarix" (ii)	33.33	33.33	Indirectly	Brazil	Energy
Karmin - Holding Ltda.	100	100	Indirectly	Brazil	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	Mining
Minera Pampa de Cobre S.A.C	99.99	99.99	Indirectly	Peru	Mining
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.55	83.55	Indirectly	Peru	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha"	66.62	66.62	Indirectly	Peru	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	Mining
Joint-operations
Cia. Minera Shalipayco S.A.C	75	75		Peru	Mining Projects
Associates
Campos Novos Energia S.A. - "Enercan" (iii)	22.44	22.44		Brazil	Energy

(i) Dardanelos was incorporated on May 1, 2023, by NEXA BR.

(ii) Nexa, through its wholly owned subsidiary NEXA BR, holds 100% of the common shares of Pollarix which carries the total voting rights. Auren a subsidiary of VSA, holds 100% of the preference shares, which carry the right to receive dividends 93% higher than the amount received for each common share.

(iii) On November 17, 2022, NEXA, through Pollarix, acquired 1.46% of Enercan’s additional shares for BRL 21,731 (USD 4,136) by exercising its proportional pre-emptive rights due to the withdrawal of one of Enercan’s previous shareholders. Prior to this date, NEXA and the other shareholders jointly controlled Enercan’s assets and liabilities. However, with the withdrawal, Enercan’s remaining shareholders exercised their option to acquire these additional shares, resulting in the loss of joint control by NEXA. Since then, NEXA ceased recognizing its share of Enercan’s jointly held assets, liabilities, revenues, and expenses, and began treating it as an investment in an associate through the equity method, maintaining significant influence over the entity.

12 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

13 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

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

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rate at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

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

All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity. When a foreign operation is totally or partially disposed, the monetary exchange differences that were previously recorded in equity are recognized in the income statement for the respective year.

14 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2023 or thereafter

There were some new standards and amendments effective for annual periods commencing on January 1, 2023. The adoption of these new standards and amendments did not have a material impact on the Company’s financial statements, except for the amendment for IAS 12, which additional disclosures are required and effective for the Company’s December 31, 2023 financial statements.

IAS 12 – Income taxes

Main aspects introduced by the amendments.

On 23 May 2023, the IASB issued an amendments to IAS 12. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD), including tax law that implements qualifying domestic minimum top-up tax (QDMTT) described in those rules.

The amendments to IAS 12 made narrow-scope amendments to IAS 12 to (a) provide a temporary exception from accounting for deferred taxes arising from legislation enacted to implement OECD’s Pillar Two model rules, and (b) introduce additional disclosure requirements.

The mandatory temporary exception – the use of which is required to be disclosed – applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after 1 January 2023, but not for any interim periods ending on or before 31 December 2023.

Impacts of adoption

The amendments require an entity to provide disclosure on expected impacts, which is presented at note 11(e).

(b)	Amendments early adopted

The Company early adopted the following amendment, which has been issued but is not yet effective. Additionally, it has not early adopted any other standards, interpretations, or amendments that have been issued but are not yet effective, and it does not anticipate that the adoption of any of them will materially impact the Company’s financial statements:

IAS 7 – “Statement of Cash Flow” and IFRS 7 - "Financial Instruments: Disclosure"

The amendments are effective for years starting January 1, 2024, and allow early adoption permitted by IFRS. To enhance transparency in confirming payable operations, the Company opted for IFRS 7 and IAS 7 early adoption according to note 26.

Main aspects introduced by the amendments.

On May 25, 2023, the IASB issued the final amendments to IAS 7 and IFRS 7 which addresses the disclosure requirements to improve transparency regarding supplier finance arrangements and their impact on a company’s liabilities, cash flows and exposure to liquidity risk.

Transition method

The Company will early apply IAS 7 and IFRS 7 amendments starting on December 31, 2023, using the simplified transition approach. There will be not restatement of comparative periods for the years preceding the adoption, in accordance with the reliefs available during the initial adoption.

15 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Impacts of adoption

The amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including:

- Terms and conditions of the supplier finance arrangements.

- The carrying amounts of supplier finance arrangement financial liabilities and the line items in which those liabilities are presented;

- The carrying amounts of financial liabilities and the line items, for which the finance providers have already settled the corresponding trade payables;

- The range of payment due dates for financial liabilities owed to the finance providers and for comparable trade payables that are not part of those arrangements;

- The type and effect of non-cash changes in the carrying amounts of supplier finance arrangement financial liabilities, which prevent the carrying amounts of the financial liabilities from being comparable.

(c)	Critical estimates, assumptions and judgments

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

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

•	estimation of current and deferred income taxes – note 11
•	estimation of fair value of financial instruments – note 14
•	estimation of impairment of trade accounts receivables – note 17
•	estimation of the net realizable value of inventories – note 18
•	estimation of quantification of mineral reserves and resources for useful life calculation – note 22
•	estimation of dams, asset retirement and environmental obligations – note 27
•	estimation of provisions for legal claims – note 28
•	estimation of contractual obligations – note 29
•	estimation of impairment of long-lived assets – note 31

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Among others, the Company has considered the effects of the Environmental, Social and Governance (“ESG”) commitments when making its critical estimates, assumptions and judgments based on the updated long-term ESG commitments. Events and changes in circumstances arising after December 31, 2023, will be reflected in management’s estimates for future periods, as well as the effective disbursements will be capitalized or expensed, depending on its nature and function, in the period in which they are incurred.

16 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and (ii) the promise to provide freight and to contract insurance services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterms agreed upon in each of the contracts with customers.

Promise to provide freight and contracting insurance services: this performance obligation is satisfied when the freight and insurance services contracted to customers are completed.

As a result of the distinct performance obligations identified, part of the Company’s revenues is presented as revenues from services. Cost related to revenues from services is presented as Cost of sales. Revenues from the sale of goods and from freight and contracting insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before the consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

In 2023, revenues of USD 773,230 are derived from two main customers. These revenues are attributed to both segments, mining and smelting.

Contractual obligations are an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration from the customer (or the payment is due) but the transfer has not yet been completed. For contracts where performance obligations are satisfied over a period of time, the stage of completion is required to calculate how much revenue should be recognized to date and revenue shall be deducted from the prepayment to the extent that performance obligations are delivered. Refer to note 29 for the specific accounting policy and information related to NEXA’s contractual obligations.

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

17 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2023, the pending price adjustments to be made were not material.

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

(a)	Composition

(i)	Gross billing reconciliation

	2023	2022	2021
Gross billing	2,839,597	3,440,863	2,974,850
Billing from products	2,731,872	3,330,975	2,898,210
Billing from freight, contracting insurance services and others	107,725	109,888	76,640
Taxes on sales	(263,979)	(402,064)	(347,311)
Return of products sales	(2,385)	(4,809)	(5,429)
Net revenues	2,573,233	3,033,990	2,622,110

(ii)	Net revenues breakdown

	2023	2022	2021
Zinc	1,682,711	2,093,105	1,844,632
Lead	321,803	276,438	223,341
Copper	263,376	290,519	305,793
Silver	61,594	57,921	69,691
Other products	136,024	206,119	102,013
Freight, contracting insurance services and others	107,725	109,888	76,640
Net revenues	2,573,233	3,033,990	2,622,110

Taxes on sales	263,979	402,064	347,311
Return of products sales	2,385	4,809	5,429
Gross billing	2,839,597	3,440,863	2,974,850

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

18 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(i)	Net revenues by geographical location

	2023	2022	2021
Peru	654,216	859,760	774,735
Brazil	559,786	827,173	753,280
Singapore	229,278	166,412	56,879
Switzerland	209,312	124,726	78,770
United States	168,965	174,526	119,564
Argentina	94,144	94,433	93,107
Chile	83,459	120,060	54,044
Luxembourg	78,474	95,252	97,462
China	65,910	-	-
Austria	47,919	48,676	45,057
South Africa	41,350	55,864	25,126
South Korea	39,985	32,406	118,596
Colombia	36,066	64,013	54,325
Japan	32,054	71,370	58,296
Taiwan	26,901	65,036	53,752
Turkey	26,606	54,955	34,493
Belgium	19,824	17,905	13,690
Malaysia	18,738	26,032	25,681
Netherlands	16,045	13,623	17,693
Ecuador	14,554	15,433	15,652
Italy	9,479	9,586	14,834
Vietnam	5,006	8,396	14,555
Other	95,162	88,353	102,519
Net revenues	2,573,233	3,033,990	2,622,110

(ii)	Net revenues by currency

	2023	2022	2021
USD	2,050,053	2,251,866	1,914,905
Brazilian Real (“BRL”)	523,180	782,124	707,205
Net revenues	2,573,233	3,033,990	2,622,110

7	Expenses by nature

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

				2023
	Cost of sales (i/ii)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,327,680)	-	-	(1,327,680)
Third-party services	(436,743)	(20,275)	(73,380)	(530,398)
Depreciation and amortization	(295,510)	(2,800)	(83)	(298,393)
Employee benefit expenses	(203,835)	(53,442)	(13,786)	(271,063)
Others	(12,989)	(50,431)	(12,417)	(75,837)
Total	(2,276,757)	(126,948)	(99,666)	(2,503,371)

19 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

				2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,463,472)	-	-	(1,463,472)
Third-party services	(449,373)	(30,878)	(65,041)	(545,292)
Depreciation and amortization	(282,968)	(4,064)	(37)	(287,069)
Employee benefit expenses	(182,609)	(58,909)	(18,030)	(259,548)
Others	(16,758)	(51,692)	(15,754)	(84,204)
Total	(2,395,180)	(145,543)	(98,862)	(2,639,585)

				2021
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,188,365)	(1,363)	-	(1,189,728)
Third-party services	(381,721)	(32,400)	(52,950)	(467,071)
Depreciation and amortization	(254,414)	(4,262)	(35)	(258,711)
Employee benefit expenses	(149,560)	(55,867)	(17,688)	(223,115)
Others	(14,959)	(39,911)	(14,370)	(69,240)
Total	(1,989,019)	(133,803)	(85,043)	(2,207,865)

(i) As of December 31, 2023, the Company recognized USD 12,455 in Cost of sales related to idle-capacity costs: (a) USD 6,191 in the first quarter in Cerro Lindo, due to the suspension of the mine for almost two weeks caused by unusually heavy rainfall levels and overflowing rivers originated by cyclone Yaku; (b) USD 3,065 in June and July in Atacocha, due to the Unit’s temporary suspension caused by illegal protest activities undertaken by communities (December 31, 2022 was USD 2,197); and, (iii) USD 3,199 in November due to unplanned maintenance in Cajamarquilla. Idle capacity costs are calculated considering the significant reduction in the level of production due to unusual events.

(ii) Cost of sales of 2023 includes: (i) a reversal of USD 54,906, including depreciation of USD 14,785 (USD 52,215, including depreciation of USD 16,377 as of December 31, 2022) related to the net realizable value provision of Aripuanã’s inventory, for both its ore stockpile and its produced concentrates, as explained in note 18; and, (ii) USD 77,639, including depreciation of USD 22,024 (USD 15,681, including depreciation of USD 5,911 as of December 31, 2022) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase.
The Company started to generate revenues in Aripuanã in November of 2022, and before this event idle capacity were recorded within other income and expenses, net.

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

20 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies related to other corporate projects, research, innovation, automation, and information technology projects.

Note 22 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2023	2022	2021
Mineral exploration	(58,042)	(61,986)	(55,594)
Project evaluation	(41,624)	(36,876)	(29,449)
Mineral exploration and Project development	(99,666)	(98,862)	(85,043)

9	Other income and expenses, net

	2023	2022	2021
ICMS tax incentives (i)	32,338	56,697	71,949
Changes in fair value of offtake agreement - note 16 (e)	2,268	24,267	-
Pre-operating expenses related to Aripuanã (ii)	-	(45,800)	(8,753)
Impairment of other assets (iii)	-	(9,302)	-
Changes in fair value of derivative financial instruments – note 16 (c)	(1,385)	1,363	7,486
Changes in asset retirement and environmental obligations - note 27 (ii)	(3,165)	(1,512)	(6,664)
Loss on sale of property, plant and equipment	(3,734)	(698)	(4,891)
Slow moving and obsolete inventory	(4,372)	(11,511)	(985)
Dams obligations - note 27	(6,960)	-	-
Contribution to communities	(13,134)	(17,233)	(7,070)
Provision for legal claims	(13,892)	(7,664)	(13,173)
Energy forward contracts – Changes in fair value – Note 16 (d)	(15,663)	-	-
Tax voluntary disclosure – VAT discussions (iv)	(86,906)	-	-
Others	4,021	8,719	(5,951)
Total other income and expenses, net	(110,584)	(2,674)	31,948

(i) Between December 2021 and December 2023, the Company adhered to a Brazilian Law that states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax and the Social Contribution on Net Income tax.

On December 29, 2023 a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation will come into effect in 2024. The Company is still evaluating the impacts of the new Law and legal procedures that should be adopted.

(ii) In 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nameplate capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as Cost of sales.

(iii) Amounts mainly related to the write-off of some non-commercial account receivables and taxes, which the Company does not expect to recover.

(iv) As previously reported throughout 2023, Nexa cooperated with the investigation carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of Nexa’s former customers with respect to commercial transactions and related value-added tax (VAT), as well as Nexa’s relationship with such former customers.

21 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

In the third quarter of 2023, Nexa and the MG Authorities reached a resolution (the “Tax Resolution”) whereby, without admitting primary responsibility for the resolved claims, the Company agreed to make tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain customers that allegedly failed to properly comply with their tax obligations (“tax portion”), and subsequently on October 20, 2023 entered into a related additional agreement (the “Related Agreement”, and together with the Tax Resolution, the “Agreements”) to make a contribution to the State of Minas Gerais to support its ESG-related efforts (“ESG portion”), recognizing a total amount of USD 75,811 in "Other liabilities”, comprised of USD 65,512 as “Other Income and Expenses, net” and USD 10,299 as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of its former customers. In funding this agreement, the Company applied an offset of USD 24,951 of VAT accumulated credits, paid a portion of USD 1,515 in cash up front, offset an amount of USD 6,398 which was classified as a judicial deposit, and will pay the remainder in up to 46 monthly installments, to be adjusted by the SELIC (the Brazilian federal funds rate) interest rate.

In addition to the Agreements, on February 8, 2024, a second and final Tax Resolution was filed with the MG Authorities whereby Nexa, without admitting primary responsibility for the resolved claims, agreed to make tax payments on behalf of certain customers, including interest and penalties, to the State of Minas Gerais, recognizing a total amount of USD 27,128 in "Other liabilities”, comprised of USD 21,394 as “Other Income and Expenses, net” and USD 5,734 as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of this former customers. In funding this agreement, the Company will apply an offset of USD 10,796 of VAT accumulated credits, will pay USD 828 in cash up front, and will pay the remainder in up to 59 monthly installments, to be adjusted by the SELIC (the Brazilian federal funds rate) interest rate.

This resolution concludes the MG Authorities’ investigation with respect to the Company, and the Company does not expect any further developments or provisions with respect to these matters, although reserves its legal right to recover from certain customers the amounts that it has paid, or will pay, on their behalf in connection with the tax portion of the Agreements. These amounts will only be recognized upon recovery.

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

22 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

	2023	2022	2021
Financial income
Interest income on financial investments and cash equivalents	11,622	16,913	6,074
Interest on tax credits	1,012	980	1,377
Other financial income	12,869	7,125	4,021
	25,503	25,018	11,472

Financial expenses
Interest on loans and financings	(110,734)	(104,689)	(96,565)
Premium paid on bonds repurchase	-	(3,277)	-
Interest accrual on asset retirement and environmental obligations - note 27	(26,969)	(23,662)	(9,667)
Interest on other liabilities	(9,215)	(11,472)	(12,371)
Interest on contractual obligations	(5,329)	(5,801)	(6,936)
Interest on lease liabilities - note 23 (b)	(427)	(542)	(1,272)
Interest on VAT discussions - note 9 (iv)	(16,033)	-	-
Interest on Factoring operations	(16,624)	(4,791)	(2,864)
Other financial expenses	(18,853)	(14,460)	(12,600)
	(204,184)	(168,694)	(142,275)

Other financial items, net
Changes in fair value of loans and financings – note 24 (c)	(525)	(1,472)	19,380
Changes in fair value of derivative financial instruments – note 16 (c)	(606)	(83)	(5,640)
Foreign exchange gain (loss) (i)	18,171	11,504	(19,839)
	17,040	9,949	(6,099)

Net financial results	(161,641)	(133,727)	(136,902)

(i) The amounts for years 2023 and 2022 are mainly due to (i) exchange variation gain on the outstanding USD accounts receivables and accounts payables of NEXA BR with NEXA in the amount of USD 23,662 and USD 24,010, respectively, and (ii) exchange variation loss of USD 3,863 and USD 331, respectively, mainly related to the intercompany loan of Nexa BR with its related parties which is not eliminated in the consolidation process. The transactions were impacted by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during 2023.

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

The Company establishes provisions or records a liability, where appropriate, and when the Company has a present obligation, considering amounts expected to be paid to the tax authorities.

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

23 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Deferred tax assets are recognized only to the extent it is probable that future taxable income will be available against which the temporary deductible differences and/or tax losses can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right and an intention to offset them in the calculation of current taxes, generally when they are related to the same legal entity and the same tax authority. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amounts and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not be reversed in the foreseeable future.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

(a)	Reconciliation of income tax (expense) benefit

	2023	2022	2021
(Loss) income before income tax	(293,470)	227,377	309,291
Statutory income tax rate	24.94%	24.94%	24.94%

Income tax benefit (expense) at statutory rate	73,191	(56,708)	(77,137)
ICMS tax incentives permanent difference	10,995	19,277	24,463
Tax effects of translation of non-monetary assets/liabilities to functional currency	13,686	6,279	(32,998)
Withholding tax over subsidiary capital reduction	-	(5,263)	(10,526)
Impairment loss of goodwill	(12,585)	(18,247)	-
Special mining levy and special mining tax	(5,366)	(13,321)	(17,279)
Difference in tax rate of subsidiaries outside Luxembourg	24,428	(10,319)	(3,179)
Tax voluntary disclosure – VAT Discussions – note 9 (iv)	(34,999)	-	-
Unrecognized deferred tax on net operating losses (ii)	(52,091)	(66,069)	(36,577)
Other permanent tax differences	(12,985)	(6,612)	29
Income tax benefit (expense)	4,274	(150,983)	(153,204)

Current	(75,741)	(146,869)	(122,081)
Deferred	80,015	(4,114)	(31,123)
Income tax benefit (expense)	4,274	(150,983)	(153,204)

(i) VAT expense related to the tax voluntary disclosure (refer to note 9) is not deductible for income tax purposes and, consequently, Nexa did not recognize a deferred tax asset.

(ii) On December 31, 2023 Nexa has not recognized deferred tax on net operating losses over a taxable basis of USD 154,261 (2022: USD 211,780), after an assessment made by management considering the future recoverability of these net operating losses. As of December 31, 2023 the Company has an estimated accumulated amount of USD 861,295 not recognized as deferred taxes on net operating losses. Of the total amount of unused tax losses, USD 86 have an expiration limit of 5 years, USD 481,342 of 17 years, USD 15,695 of 20 years, and USD 364,172 can be carried forward indefinitely.

24 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)     Analysis of deferred income tax assets and liabilities

	2023	2022
Tax credits on net operating losses	228,283	127,016

Uncertain income tax treatments	(17,292)	(10,980)
Tax credits on temporary differences
Environmental liabilities	18,407	15,764
Asset retirement obligations	25,492	18,175
Inventory provisions	10,850	10,569
Tax, labor and civil provisions	9,588	8,882
Provision for employee benefits	7,319	7,099
Revaluation of derivative financial instruments	111	754
Others	16,938	12,144

Tax debits on temporary differences
Capitalized interest	(23,060)	(10,504)
Foreign exchange gains	(26,766)	(25,542)
Depreciation, amortization, and asset impairment	(178,410)	(178,041)
Others	(20,085)	(7,852)
	51,375	(32,516)

Deferred income tax assets	235,073	166,983
Deferred income tax liabilities	(183,698)	(199,499)
	51,375	(32,516)

(c)	Effects of deferred tax on income statement and other comprehensive income

	2023	2022	2021
Balance at the beginning of the year	(32,516)	(40,378)	3,188
Effect on income (loss) for the year	80,015	(4,114)	(31,123)
Effect on other comprehensive loss – Fair value adjustment	(1,071)	820	(2,536)
Prior years uncertain income tax treatment payment	-	1,923	-
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	9,415	8,481	(9,907)
Derecognition of Nexa's share of Enercan's deferred income taxes - note 4(ii)	-	3,338	-
Uncertain income tax treatments	(4,468)	(2,586)	-
Balance at the end of the year	51,375	(32,516)	(40,378)

(d)	Summary of uncertain tax positions on income tax

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination.

As of December 31, 2023, the main legal proceedings are related to: (i) the interpretation of the application of the Cerro Lindo´s stability agreement; and (ii) litigation of transfer pricing adjustments over transactions made with related parties. The estimated amount of these contingent liabilities on December 31, 2023, is USD 478,329 which increased compared to that estimated on December 31, 2022, of USD 349,322, mainly due to the new tax assessment of Cerro Lindo Stability Agreements for 2017 and the change of the risk evaluation from remote to possible of some expenses deductions, in view of the evaluation made by internal and external advisors. In such cases, tax provisions are not recognized.

25 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Regarding Cerro Lindo´s stability agreement, the Peruvian tax authority (hereinafter SUNAT) issued unfavorable decisions against the Company for the years 2014, 2015, 2016 and 2017, arguing that the stability income tax rate granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production, and not from its entire production capacity expanded over time. The Company has filed strong appeals against these decisions. SUNAT is currently auditing 2018 and 2019, while the years 2020 and 2021 (when the term of the stability agreement expires) remain open. Although SUNAT maintains its position disregarding the stabilized rate and taxing the Company’s total income at the statutory income tax rate for these years, the Company continues to maintain its position in relation to the applicability of the Cerro Lindo stability agreement. The Company’s Management, supported by the opinion of its external advisors, continues to conclude that there are legal grounds to obtain a favorable outcome in these matters related to the tax stability rate discussion. However, the Company may have to pay the disputed amounts under discussion to continue the legal process either in the judicial or international arbitration levels. Such payments may be made in several installments provided that a guarantee is placed before the courts and may impact the Company’s results.

(e)	Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and will come into effect for financial year beginning 1 January 2024, however, no legislation regarding Pillar Two was enacted in Peru and Brazil yet.

The Company has performed an assessment of the group’s potential exposure to Pillar Two income taxes by running initial testing under the OECD transitional safe harbor rules based on the most recent information available of tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operates should qualify for one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect a potential exposure to Pillar Two top-up tax.

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

26 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(i)	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financings, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2023 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2023, according to the base scenario defined by the Company for March 31, 2024.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2023.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2023.

			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2023	Amount	Changes from 2023	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
BRL	4.8413	72,646	(1.20%)	-	(2)	(5)	2	5	(870)	(18,159)	(36,318)	18,159	36,318
EUR	1.1054	495	(1.39%)	(7)	(124)	(247)	124	247	-	-	-	-	-
PEN	3.7102	29,817	0.62%	184	(7,454)	(14,909)	7,454	14,909	-	-	-	-	-
CAD	1.3260	1,255	(1.23%)	-	-	-	-	-	(15)	(314)	(627)	314	627
NAD	18.5470	1,590	1.52%	-	-	-	-	-	24	(397)	(795)	397	795
Interest rates
BRL - CDI - SELIC	11.65%	70,252	(69) bps	(482)	(2,046)	(4,092)	2,046	4,092	-	-	-	-	-

Loans and financings
Foreign exchange rates
BRL	4.8413	280,909	(1.20%)	-	-	-	-	-	3,365	70,227	140,454	(70,227)	(140,454)
Interest rates
BRL - CDI - SELIC	11.65%	79,122	(69) bps	542	2,304	4,609	(2,304)	(4,609)	-	-	-	-	-
USD - SOFR	5.28%	233,671	6 bps	(149)	3,085	6,170	(3,085)	(6,170)	-	-	-	-	-
IPCA - TLP	4.62%	174,971	38 bps	(665)	2,021	4,042	(2,021)	(4,042)	-	-	-	-	-
TJLP	6.53%	26,816	(2) bps	5	438	876	(438)	(876)	-	-	-	-	-

Other financial instruments
Foreign exchange rates
BRL	4.8413	(450)	(1.20%)	6	(150)	(450)	90	150	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	11.65%	(450)	(69) bps	92	622	1,307	(567)	(1,086)	-	-	-	-	-
USD - SOFR	5.28%	(2,149)	6 bps	(8)	(23)	(48)	23	45	(1)	(27)	(55)	27	54
Commodities price
Zinc	2,641	(2,149)	(4.69%)	3,962	9,003	18,006	(9,003)	(18,006)	263	597	1,193	(597)	(1,193)

27 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2023. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2023	2022
Assets
Cash, cash equivalents and financial investments	105,802	97,397
Other Financial Instruments	29	143
Trade accounts receivables	19,885	19,132
Total Assets	125,716	116,672
Liabilities
Loans and financings	279,341	276,634
Other Financial Instruments	479	435
Trade payables	227,687	182,275
Lease liabilities	634	2,738
Use of public assets	22,733	23,263
Total Liabilities	530,874	485,345

Net exposure	(405,158)	(368,673)

(iii)	Interest rate risk

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

28 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Hedges for mismatches of quotational periods (Hedge Book)

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

29 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

			2023			2022
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	189,582	-	189,582	191,269	-	191,269
AA	1	-	1	10,259	-	10,259
AA-	-	46,317	46,317	-	15,958	15,958
A+	-	72,315	72,315	-	117,968	117,968
A	-	66,342	66,342	-	93,117	93,117
A-	-	70,155	70,155	-	54,737	54,737
BB+	-	1	1	-	-	-
No rating (i)	76	12,470	12,546	8,451	6,067	14,518
	189,659	267,600	457,259	209,979	287,847	497,826
Financial investments
AAA	10,994	-	10,994	18,006	-	18,006
No rating (i)	64	-	64	56	-	56
	11,058	-	11,058	18,062	-	18,062
Derivative financial instruments
AAA	29	-	29	144	-	144
A+	-	978	978	-	3,061	3,061
A	-	53	53	-	-	-
A-	-	6,667	6,667	-	4,238	4,238
BBB+	-	166	166	-	-	-
	29	7,864	7,893	144	7,299	7,443

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date. Financial institutions that provide the Company with financial services are within Nexa’s rating policies and in the same level of the ones provided for the Company’s credit risk.

A substantial part of the confirming payables arrangement is with one financial institution. However, there are other financial institutions that the Company has relations with that could be considered for future supplier financing transactions. If this service is not available, the entity may be required to increase its debt levels which may negatively impact its leverage ratios.

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

30 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

2023	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	232,941	181,147	1,591,705	173,436	2,179,229
Lease liabilities	4,450	5,658	441	117	10,666
Derivative financial instruments	10,343	108	42	-	10,493
Trade payables	451,603	-	-	-	451,603
Confirming payables	234,385	-	-	-	234,385
Salaries and payroll charges	68,165	-	-	-	68,165
Dividends payable	2,830	-	-	-	2,830
Related parties	1,062	2,873	-	-	3,935
Dams, asset retirement and environmental obligations	33,591	85,675	95,302	358,333	572,901
Use of public assets	1,902	3,240	3,921	17,570	26,633
	1,041,272	278,701	1,691,411	549,456	3,560,840

2022	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	136,348	391,201	981,759	704,944	2,214,252
Lease liabilities	4,105	1,410	-	-	5,515
Derivative financial instruments	9,712	215	86	5	10,018
Trade payables	413,856	12,154	-	-	426,010
Confirming payables	216,392	-	-	-	216,392
Salaries and payroll charges	79,078	-	-	-	79,078
Dividends payable	7,922	-	-	-	7,922
Related parties	487	546	-	-	1,033
Asset retirement and environmental obligations	19,360	29,625	28,868	241,258	319,111
Use of public assets	2,484	4,972	4,890	16,584	28,930
	889,744	440,123	1,015,603	962,791	3,308,261

(d)	Capital management

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

	Note	2023	2022	2021
Loans and financings	24 (a)	1,725,566	1,669,259	1,699,315
Derivative financial instruments	16 (a)	2,600	2,575	6,531
Lease liabilities	23 (b)	9,218	5,021	19,639
Cash and cash equivalents	15	(457,259)	(497,826)	(743,817)
Financial investments		(11,058)	(18,062)	(19,202)
Net debt (i)		1,269,067	1,160,967	962,466

Net income (loss) for the year		(289,196)	76,394	156,087
Plus (less):
Depreciation and amortization	21,22 and 23	298,393	290,937	258,711
Share in the results of associates		(23,536)	(1,885)	-
Net financial results	10	161,641	133,727	136,902
Income tax expense (benefit)	11 (a)	(4,274)	150,983	153,204
Miscellaneous adjustments	2	248,128	110,168	38,931
Adjusted EBITDA (ii)		391,156	760,324	743,835

Leverage ratio (Net debt/Adjusted EBITDA)		3.24	1.53	1.29

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments, less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

31 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

Equity instruments may be irrevocably elected on their initial recognition for their fair value changes to be presented in other comprehensive income instead of in the income statement. Since the objective of the Company’s equity instruments is to buy more participation in a project and not sell the investment, they have been classified as fair value through other comprehensive income.

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

32 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(iii)	Fair value through other comprehensive income

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

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2023
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Other financial instruments	16 (a)	-	7,893	-	7,893
Trade accounts receivables	17	53,328	88,582	-	141,910
Investments in equity instruments	14 (c)	-	-	5,649	5,649
Related parties (i)	20 (a)	3	-	-	3
		521,648	96,475	5,649	623,772

					2023
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities	23 (b)	9,218	-	-	9,218
Other financial instruments	16 (a)	-	46,122	-	46,122
Trade payables	25	451,603	-	-	451,603
Confirming payables	26	234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)	20 (a)	3,935	-	-	3,935
		2,356,037	137,525	-	2,493,562

					2022
Assets per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Cash and cash equivalents	15	497,826	-	-	497,826
Financial investments		18,062	-	-	18,062
Other financial instruments	16 (a)	-	7,443	-	7,443
Trade accounts receivables	17	53,123	170,617	-	223,740
Investments in equity instruments	14 (c)	-	-	7,115	7,115
Related parties (i)	20 (a)	2	-	-	2
		569,013	178,060	7,115	754,188

					2022
Liabilities per balance sheet	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Loans and financings	24 (a)	1,578,864	90,395	-	1,669,259
Lease liabilities	23 (b)	5,021	-	-	5,021
Other financial instruments	16 (a)	-	31,851	-	31,851
Trade payables	25	413,856	-	-	413,856
Confirming payables	26	216,392	-	-	216,392
Use of public assets (ii)		23,263	-	-	23,263
Related parties (ii)	20 (a)	1,033	-	-	1,033
		2,238,429	122,246	-	2,360,675

(i) Classified as Other assets in the consolidated balance sheet.

(ii) Classified as Other liabilities in the consolidated balance sheet.

33 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.
•	Energy forward contracts - part of the fair value of these financial instruments are estimated based on the published price quotations in the active markets, as far as the data are existent and accessible in the market. The other part is estimated based on the use of valuation techniques that consider: (i) prices established in purchase and sale operations; (ii) supply risk margin; and, (iii) projected market price in the period of availability.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

34 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy

			2023
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	16 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investments in equity instruments (i)	14 (c)	5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	16 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

			2022
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	7,443	7,443
Trade accounts receivables		-	170,617	170,617
Investment in equity instruments (i)	14 (c)	7,115	-	7,115
		7,115	178,060	185,175
Liabilities
Other financial instruments	16 (a)	-	31,851	31,851
Loans and financings designated at fair value (ii)		-	90,395	90,395
		-	122,246	122,246

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

35 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2023, there were no financial assets and liabilities carried at fair value classified as Level 3.

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

(a)	Composition

	2023	2022
Cash and banks	352,814	330,653
Term deposits	104,445	167,173
Total cash and cash equivalents	457,259	497,826

16	Other financial instruments

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

36 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

When a hedging instrument expires, is sold or no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in shareholders’ equity at that time remains in shareholders’ equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was previously accounted in shareholders’ equity is immediately transferred to the income statement within Other income and expenses, net.

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

(iv)	Energy forward contracts

The Company through its energy subsidiaries is an energy self-producer and authorized to sell energy both in the free and regulated markets as Energy Traders. A portion of these transactions involve contracts for delivery of energy for internal use to meet production demands and are not therefore classified as financial instruments.

Another portion of these transactions consists of sales of energy not used in production process. These transactions take place in an active market meet the definition of financial instruments, because they are settled in energy and readily convertible into cash. Such contracts are recorded as derivatives and are recognized in the Company's statement of balance sheet at fair value on the date on which the derivative is entered, and subsequently revalued at their fair values at the reporting date. The fair value recognition and realization of these financial instruments are recorded under “Other income and expenses, net”.

The fair values of these derivatives are estimated partly based on price quotes in active markets, as long as such market data exists, and partly through the use of valuation techniques, which consider: (i) prices established in the purchase and sale operations; (ii) the risk margin on the supply; and (iii) the projected market price during the period of availability. Whenever the fair value upon initial recognition for these contracts differs from the transaction price, a loss or gain on the fair value is recognized in the profit or loss for the year. The transactions carried out by the company Pollarix S.A. in the Free Contracting Environment (“ACL”) led to a loss from the sale of surplus energy, which was recognized at its fair value on the transaction date.

(v)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period starting in February 2023 up to a total of 30,810 tons, at the lower of current spot market prices or a price cap.

37 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and will be amortized over the life of the mine according to the Units of Production (“UoP”) method.

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated gain of USD 2,268 in the income statement for year ended on December 31, 2023.

(a)	Composition

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL (i)	2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy futures contracts at FVTPL	2022
Current assets	7,380	-	-	7,380
Non-current assets	63	-	-	63
Current liabilities	(9,711)	(1,724)	-	(11,435)
Non-current liabilities	(307)	(20,109)	-	(20,416)
Other financial instruments, net	(2,575)	(21,833)	-	(24,408)

(i) On December 31, 2023, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus on forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase until 2026, which resulted in an expense in the amount of USD 15,663. This amount was accounted for as a loss within “Other income and expenses, net” (Note 9) and will vary according to the market’s energy prices.

(b)	Derivative financial instruments: Fair value by strategy

			2023	2022
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	209,951	(3,175)	209,319	(2,357)
			(3,175)		(2,357)
Sales of zinc at a fixed price
Zinc forward	ton	7,233	1,026	8,297	74
			1,026		74
Interest rate risk
IPCA vs. CDI	BRL	100,000	(451)	226,880	(292)
			(451)		(292)

			(2,600)		(2,575)

(c)	Derivative financial instruments: Changes in fair value – At the end of each year

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	-	14,988	2,676	(1,385)	-	732	17,829
Sales of zinc at a fixed price	-	-	(3,159)	-	-	-	(4,111)
Interest rate risk – IPCA vs. CDI	-	-	-	-	(606)	-	(447)
2023	-	14,988	(483)	(1,385)	(606)	732	13,271

2022	1,014	19,394	(5,727)	1,363	(83)	(1,329)	8,648

38 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(d)	Energy forward contracts

			Notional	Notional
	2023	2022	2023	2022
Balance at the beginning of the year	-	-	-	-
Changes in fair value	(15,663)	-	-	-
Foreign exchanges effects	(401)	-	-	-
Energy forward contracts (Megawatts)	-	-	688,877	-
Balance at the end of the year	(16,064)	-	688,877	-

(e)	Offtake agreement measured at FVTPL: Changes in fair value

	2023	2022	Notional 2023	Notional 2022
Balance at the beginning of the year	(21,833)	(46,100)	30,810	30,810
Changes in fair value	2,268	24,267	-	-
Deliveries of copper concentrates (i)	-	-	(3,248)	-
Balance at the end of the year	(19,565)	(21,833)	27,562	30,810

(i) On January 25, 2022, the Company signed an offtake agreement with an Offtaker to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period, up to a specified volume, at the lower of current market prices or a price cap. In June 2023, the Company began with the deliveries of copper concentrates in relation to the offtake agreement mentioned above. In 2023, when the sales occurred the copper price was lower than the price cap, and therefore, there was no fair value impact on revenues for these deliveries.

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

39 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2023	2022
Trade accounts receivables	147,619	227,265
Related parties - note 20	852	801
Impairment of trade accounts receivables	(6,561)	(4,326)
	141,910	223,740
(b)	Changes in impairment of trade accounts receivables

	2023	2022
Balance at the beginning of the year	(4,326)	(3,465)
Additions	(4,101)	(1,793)
Reversals	2,023	1,005
Foreign exchange (losses)	(157)	(73)
Balance at the end of the year	(6,561)	(4,326)

(c)	Analysis by currency

	2023	2022
USD	122,025	204,608
BRL	19,435	18,740
Other	450	392
	141,910	223,740
(d)	Aging of trade accounts receivables

	2023	2022
Current	125,625	212,814
Up to 3 months past due	18,529	10,495
From 3 to 6 months past due	1,405	2,181
Over 6 months past due	2,912	2,576
	148,471	228,066
Impairment of trade accounts receivables	(6,561)	(4,326)
	141,910	223,740

18	Inventory

Accounting policy

Inventory is stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). The normal operating capacity is supported by the historical annual production. The idle capacity cost is calculated considering the reduction in the level of production due to unusual events and the level of production not achieved in the ramp-up period. Variable production overhead costs are included in inventory costs based on the actual production level. Imports in transit are stated at the accumulated cost of each import. At the end of the reporting period, the net realizable value of inventories is assessed and a provision for non-realizable, losses on obsolete or slow-moving inventory may be recognized.

The provision for net realizable value is estimated considering the current selling price in the ordinary course of business, less any additional selling expenses. The write-downs and reversals are recognized within Cost of sales.

40 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

A provision for obsolete inventory, finished products, semi-finished products, raw materials and auxiliary materials is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification and is recognized as Other income and expenses.

Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale and is recognized as Other income and expenses.

(a)	Composition

	2023	2022
Finished products	97,396	142,935
Semi-finished products	90,220	163,805
Raw materials	69,439	68,497
Auxiliary materials and consumables	121,126	115,562
Inventory provisions	(38,510)	(95,602)
Total	339,671	395,197
(b)	Changes in the provision of the year

	2023	2022
Balance at the beginning of the year	(95,602)	(29,749)
Additions	(28,428)	(69,761)
Reversals	89,200	4,634
Exchange variation (losses)	(3,680)	(726)
Balance at the end of the year	(38,510)	(95,602)

The main amount is related to the reversal of the net realizable value provision of Aripuanã’s inventory for both its ore stockpile and its produced concentrates in the total amount of USD 54,906 (including depreciation of USD 14,785) as of December 31, 2023.

19	Other assets

	2023	2022
Other recoverable taxes (i)	128,738	139,168
Advances to third parties	7,452	7,057
Prepaid expenses	9,427	9,858
Judicial deposits	13,740	16,753
Works-for-taxes program	-	7,902
Receivables from mining contractors	14,722	10,028
Other assets	42,469	19,194
Total other assets	216,548	209,960
Current assets	86,934	75,486
Non-current assets	129,614	134,474

(i) Other recoverable taxes is composed mainly from tax credits related to ICMS (Tax on Circulation of Goods and Services), primarily generated from purchases. Additionally, there are PIS and COFINS credits, essentially arising from credits on the acquisition of fixed assets.

20	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

41 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Balances

	Trade accounts receivables		Related parties’ assets		Trade payables		Dividends payable		Related parties’ liabilities
Assets and liabilities	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Parent
Votorantim S.A.	-	-	3	2	1,985	765	-	-	2,522	-

Related parties
Andrade Gutierrez Engenharia S.A.	-	-	-	-	10,908	3,353	-	-	-	-
Auren Comercializadora de Energia Ltda.	-	1	-	-	-	976	-	-	-	-
Campos Novos Energia S.A.	-	-	-	-	14,835	9,652	-	-	-	-
Companhia Brasileira de Alumínio	193	187	-	-	-	263	-	-	(9)	-
Votorantim Cimentos S.A.	653	607	-	-	137	163	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	-	1	-	-	891	487
Other	6	6	-	-	127	164	2,830	7,922	531	546
	852	801	3	2	27,992	15,337	2,830	7,922	3,935	1,033
Current	852	801	-	-	27,992	15,337	2,830	7,922	-	-
Non-current	-	-	3	2	-	-	-	-	3,935	1,033
	852	801	3	2	27,992	15,337	2,830	7,922	3,935	1,033

(b)	Transactions

		Sales			Purchases
Profit and loss	2023	2022	2021	2023	2022	2021
Parent
Votorantim S.A.	-	-	-	7,484	4,704	3,735

Related parties
Andrade Gutierrez Engenharia S.A. Group (i)	-	-	-	73,757	38,907	41,498
Auren Comercializadora de Energia Ltda.	744	744	5,993	7,971	4,974	16,207
Campos Novos Energia S.A.	-	-	-	61,545	4,954	-
Companhia Brasileira de Alumínio	161	9,708	8,988	210	3,787	3,736
Votorantim Cimentos S.A.	-	-	-	1,050	1,494	661
Votorantim International CSC S.A.C	-	-	-	5,122	5,049	4,278
Other	-	-	113	436	1,157	1,120
	905	10,452	15,094	157,575	65,026	71,235

(i) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company director’s close family members may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction and operational services for the Aripuanã project.

42 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2023	2022
Short-term benefits	7,276	7,371
Other long-term benefits	77	158
Total key management compensation	7,353	7,529

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

43 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Stripping costs

In its surface mining operations, the Company must remove overburden and other waste to gain access to mineral ore deposits. The removal process is referred to as stripping. During the development of a mine, before production commences, when the stripping activity improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, a stripping activity asset is capitalized as part of the investment in the construction of the mine and is accounted for as part of Property, plant and equipment within assets and projects under construction. Subsequently, when the operation starts, the stripping costs are transferred to “Dams and Buildings” and are depreciated by a linear calculation considering the asset’s useful life.

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

Costs incurred during a project’s development stage are also capitalized under Property, plant, and equipment but within Assets and projects under construction. In this way, the capitalized mineral exploration and evaluation costs will remain within Mining projects and will only be depreciated by the UoP method once the development stage finishes and the project´s operation starts.

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

44 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Costs to acquire exploration legal mining rights are included as Intangible within Rights to use natural resources as explained in note 23.

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

The capitalized amount recognized in Property, plant and equipment is depreciated based on the UoP method. Any reduction in the provision that exceeds the carrying amount of the asset, is immediately recognized in the income statement as “Other income and expenses, net.”

Impairment

Refer to note 31 for the Company’s accounting policy related to impairment of Property, plant and equipment.

45 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

							2023
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Balance at the beginning of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Additions	113	953	309,039	318	-	45	310,468
Disposals and write-offs	-	(212)	(3,834)	-	-	(43)	(4,089)
Depreciation	(90,258)	(121,004)	-	(5,165)	(1,372)	(1,212)	(219,011)
Impairment loss of long-lived assets - note 31	(16,857)	(27,748)	(10,890)	(6,691)	(7,257)	(2,513)	(71,956)
Foreign exchange effects	47,840	43,495	18,088	4,698	1,502	1,455	117,078
Transfers	132,196	186,945	(322,768)	-	462	2,360	(805)
Remeasurement	-	-	-	11,654	-	-	11,654
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614

Average annual depreciation rates %	4	9	-	UoP	UoP

46 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

							2022
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,054,413	2,330,748	874,776	202,242	181,528	35,266	4,678,973
Accumulated depreciation and impairment	(615,428)	(1,763,377)	(62,681)	(118,439)	(16,291)	(15,027)	(2,591,243)
Balance at the beginning of the year	438,985	567,371	812,095	83,803	165,237	20,239	2,087,730
Additions	4	706	381,223	22,252	479	56	404,720
Disposals and write-offs	(568)	(369)	(430)	-	-	(82)	(1,449)
Depreciation	(82,293)	(109,009)	-	(5,169)	(2,120)	(1,302)	(199,893)
Impairment (loss) reversal of long-lived assets - note 31	19,802	7,513	(6,168)	-	(39,910)	-	(18,763)
Derecognition of Nexa’s share of Enercan's property, plant and equipment	(19,688)	(8,711)	(634)	-	-	(183)	(29,216)
Foreign exchange effects	18,577	23,855	37,280	3,686	1,215	839	85,452
Transfers	466,513	284,635	(767,561)	-	3,524	8,608	(4,281)
Remeasurement of asset retirement obligations	-	-	-	(29,025)	-	-	(29,025)
Balance at the end of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Balance at the end of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275

Average annual depreciation rates %	4	8	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

47 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

48 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

However, the future conversion of inferred resources is inherently uncertain and involves estimates, assumptions and judgments that could have a material impact on the Company’s results of operations.

(a)	Changes in the year

				2023
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the beginning of the year	344,567	647,418	24,942	1,016,927
Additions	-	-	3,087	3,087
Amortization	-	(71,488)	(3,041)	(74,529)
Impairment loss of long-lived assets – note 31	(42,660)	-	(27)	(42,687)
Foreign exchange effects	346	3,489	1,727	5,562
Transfers	4,859	132	(4,072)	919
Balance at the end of the year	307,112	579,551	22,616	909,279
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the end of the year	307,112	579,551	22,616	909,279

Average annual depreciation rates %	-	UoP	-

				2022
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	673,570	1,791,643	72,414	2,537,627
Accumulated amortization and impairment	(267,342)	(1,179,373)	(34,141)	(1,480,856)
Balance at the beginning of the year	406,228	612,270	38,273	1,056,771
Additions	-	57,529	-	57,529
Amortization	-	(76,695)	(5,639)	(82,334)
Impairment (loss) reversal of long-lived assets – note 31	(61,856)	48,107	-	(13,749)
Derecognition of Nexa’s share of Enercan's intangible assets	-	-	(9,382)	(9,382)
Foreign exchange effects	195	3,661	(45)	3,811
Transfers	-	2,546	1,735	4,281
Balance at the end of the year	344,567	647,418	24,942	1,016,927
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the end of the year	344,567	647,418	24,942	1,016,927

Average annual depreciation rates %	-	UoP	-

(i) At December 31, 2023, the balances of the Company’s recognized goodwill were: USD 95,830 (2022 - USD 95,485) allocated to Cajamarquilla CGU, USD 4,972 (2022 - USD 4,613) allocated to Juiz de Fora, and USD 206,423 (2022 - USD 249,082) allocated to the Mining Peru group of CGU. In 2023, the recoverability of goodwill was tested, as explained in note 31.

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

49 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effect is included in the contract’s measurement.

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2023, incremental borrowing rate were between 5.68% to 11.39% for Brazil; and 2.85% to 9.53% for Peru.

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

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(a)	Right-of-use assets - Changes in the year

					2023	2022
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	7,300	18,106	282	18,830	44,518	50,004
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	(37,314)
Balance at the beginning of the year	2,833	2,712	198	1,152	6,895	12,690
New contracts	375	7,109	117	2,703	10,304	2,018
Disposals and write-offs	-	(874)	-	-	(874)	-
Amortization	(1,034)	(1,874)	(61)	(1,884)	(4,853)	(8,710)
Remeasurement	197	(275)	(120)	-	(198)	419
Transfers	-	(114)	-	-	(114)	-
Foreign exchange effects	17	45	(1)	7	68	478
Balance at the end of the year	2,388	6,729	133	1,978	11,228	6,895
Cost	6,278	16,079	317	22,766	45,440	44,518
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(37,623)
Balance at the end of the year	2,388	6,729	133	1,978	11,228	6,895

Average annual amortization rates %	31	34	33	34

50 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)	Lease liabilities - Changes in the year

	2023	2022
Balance at the beginning of the year	5,021	19,638
New contracts	10,304	2,018
Payments of lease liabilities	(5,818)	(17,091)
Interest paid on lease liabilities	(553)	(994)
Remeasurement	(198)	419
Accrued interest– note 10	427	542
Foreign exchange effects	35	489
Balance at the end of the year	9,218	5,021
Current liabilities	3,766	3,661
Non-current liabilities	5,452	1,360

24	Loans and financings

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

(a)	Composition

					Total		Fair value
				2023	2022	2023	2022
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 5.84%	18,539	1,194,015	1,212,554	1,210,483	1,207,918	1,162,741
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.46%	28,602	180,345	208,947	216,316	187,796	183,452
Export credit notes	LIBOR + 1,54% (i) CDI 134.20% SOFR TERM + 2.5% SOFR + 1,54%	95,719	142,143	237,862	232,790	237,791	227,201
Other		336	65,867	66,203	9,670	64,497	7,054
		143,196	1,582,370	1,725,566	1,669,259	1,698,002	1,580,448
Current portion of long-term loans and financings (principal)		115,904
Interest on loans and financings		27,292

(i) On June 30, 2023 LIBOR (London Interbank Offered Rate) was last issued and discontinued. The decision to discontinue LIBOR was made due to concerns about a lack of liquidity and the lack of underlying transactions supporting the taxes. As a result, regulators and financial authorities around the world have encouraged the transition to more robust and sustainable alternative benchmark interest rates. The transition involves transferring financial contracts and instruments that rely on LIBOR to other reference rates, such as short-term interest rates based on real transactions, such as SOFR (Secured Overnight Financing Rate).

Therefore, as guided by regulators and financial authorities, the Company adopted the change in indexes in its financial contracts and instruments indexed on LIBOR to SOFR as of July 1, 2023.

51 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(b)	Loans and financing transactions during the year ended on December 31, 2023

On October 20, 2023, the Company entered into a sustainability-linked revolving credit facility with a group of financial institutions of lenders, which allows the Company to borrow up to USD 320,000. The revolving credit facility has a term of five years, and the amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR (Secured Overnight Financing Rate). The applicable margin is subject to compliance with certain sustainability key performance indicators. The new facility replaces Nexa’s 2019 USD 300,000 revolving credit facility, which was set to mature in October 2024.

As of December 31, 2023, the Company has not drawn on this revolving credit facility.

On December 12, 2023, the Company entered into a Bank Credit Note agreement in the total principal amount of USD 50,000 (equivalent to BRL 245,250 thousand) with maturity in 2028, and an interest rate of 2.57% plus the 12-month TERM SOFR (Secured Overnight Financing Rate).

On December 18, 2023, the Company entered into a financing agreement in the total principal amount of USD 6,012 with maturity in 2031, and an interest rate of 0.86% plus TJLP index.

(c)	Changes in the year

	2023	2022
Balance at the beginning of the year	1,669,259	1,699,315
New loans and financings	56,408	95,621
Debt issue costs	(74)	(63)
Payments of loans and financings	(27,087)	(24,639)
Bonds repurchased	-	(128,470)
Foreign exchange effects	23,996	22,695
Changes in fair value of financing liabilities related to changes in the Company´s own credit risk	583	(521)
Changes in fair value of loans and financings - note 10	525	1,472
Interest accrual	112,612	110,679
Interest paid on loans and financings	(113,018)	(109,263)
Amortization of debt issue costs	2,362	2,433
Balance at the end of the year	1,725,566	1,669,259

(d)	Maturity profile

							2023
	2024	2025	2026	2027	2028	As from 2029	Total
Eurobonds – USD (i)	18,539	(2,200)	(2,270)	698,567	499,918	-	1,212,554
BNDES	28,602	26,734	23,675	14,500	14,500	100,936	208,947
Export credit notes	95,719	52,143	-	90,000	-	-	237,862
Other	336	1,390	2,413	2,413	52,412	7,239	66,203
	143,196	78,067	23,818	805,480	566,830	108,175	1,725,566

(i)The negative balances refer to related funding costs (fee) amortization.

52 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(e)	Analysis by currency

			2023	2022
	Current	Non-current	Total	Total
USD	112,210	1,334,015	1,446,225	1,392,625
BRL	30,986	248,355	279,341	276,190
Other	-	-	-	444
	143,196	1,582,370	1,725,566	1,669,259

(f)	Analysis by index

			2023	2022
	Current	Non-current	Total	Total
Fixed rate	18,540	1,194,014	1,212,554	1,210,972
SOFR	93,671	140,000	233,671	91,657
TLP	15,064	158,936	174,000	175,272
CDI	2,242	52,143	54,385	50,722
BNDES SELIC	9,455	14,990	24,445	27,796
TJLP	4,224	22,287	26,511	22,354
LIBOR	-	-	-	90,411
Other	-	-	-	75
	143,196	1,582,370	1,725,566	1,669,259

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the year ended on December 31, 2023.

As of December 31, 2023, the Company was in compliance with all its financial covenants, as well as the Company was compliant with other qualitative covenants.

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

(a)	Composition

	2023	2022
Trade payables	423,611	398,519
Related parties - note 20	27,992	15,337
Total	451,603	413,856

53 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

26	Confirming Payables

Accounting policy

The Company has contracts with some suppliers whose commercial payment varies between 90 and 180 days, which can be negotiated individually with the supplier and reach 210 days, without any additional guarantees, except for a specific supplier for which a letter of guarantees is provided. In these contracts, the supplier has the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position. The bank pays the supplier with an interest discount and the Company assumes part of the interest payment to the supplier, in certain cases the supplier assumes the integral payment of interest. The Company, however, understands that the separate presentation of these accounts within “Confirming payables” is relevant to the understanding of the Company's financial position.

Based on concepts of IFRS 9, the Company assesses whether the payment term extension arrangement substantially modifies the original liability based on qualitative and quantitative assessments. If the original liability has not been substantially modified, the original liability remains and is disclosed as “Confirming Payable”. If the original liability has been substantially modified, the Company derecognizes the original liability (confirming payables) and recognizes a new financial liability as “Other financial liabilities”. Any gain/loss is recognized in the “Income Statement”.

The Company concluded that for December 31, 2023, the transactions maintain their essence as “confirming payables” taking into consideration Nexa’s assessment policy.

Payments of the principal amounts and interest reimbursements are presented within the “operating activities group” in the Company's cash flow statement, in accordance with IAS 7, as the Company classifies the actual transactions as confirming payable.

(a)	Carrying amount of financial liabilities

	2023	2022
Confirming Payables	234,385	216,392

As of December 31, 2023, financial institutions have paid the total amount of confirming payables to the suppliers.

(b)	Range of payments due dates

2023
Days after invoice
Liabilities that are part of confirming payables	60 - 210
Comparable trade payables thar are not part of a confirming payables	30 - 120

54 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(c)	Non-cash changes

There were no business combinations or material foreign exchange differences in either periods.

27	Dams, asset retirement and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs for restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Dam obligations regarding the de-characterization of their structures includes estimated mandatory costs as required by the Brazilian Government. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a “Property, plant and equipment” for asset retirement obligations relating to operating mining assets or as “Other income and expenses, net” for non-operating structures and for de-characterization of dams, environmental obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in “Other income and expenses, net” in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The liabilities are discounted to present value using a credit risk-adjusted rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

Critical accounting estimates, assumptions and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations, dams obligations, and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, stage of engineering evaluation maturity among others. Engineering projects for each liability are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future income statement and balance sheet position.

55 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

				2023	2022
	Asset retirement obligations	Environmental obligations	Dams Obligations (iii)	Total	Total
Balance at the beginning of the year	219,923	46,396	-	266,319	264,151
Additions (ii)	4,292	2,727	6,960	13,979	35,036
Payments	(6,036)	(6,347)	-	(12,383)	(25,393)
Foreign exchange effects	8,027	3,729	161	11,917	9,160
Interest accrual - note 10	22,770	4,199	-	26,969	23,662
Remeasurement – discount rate (i) / (ii)	4,557	3,561	-	8,118	(40,297)
Balance at the end of the year	253,533	54,265	7,121	314,919	266,319
Current liabilities	24,264	8,438	1,016	33,718	23,646
Non-current liabilities	229,269	45,827	6,105	281,201	242,673

(i) As of December 31, 2023, the credit risk-adjusted rate used for Peru was between 10.86% and 12.52% (December 31, 2022: 10.92 % and 12.04%) and for Brazil was between 6.94% and 11.11% (December 31, 2022: 8.22% and 8.61%).

(ii) The change in the year ended on December 31, 2023, was mainly due to the time change in the expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, and by the increase in the discount rates, as described above. In this way, asset retirement obligations for operational assets, increased in an amount of USD 11,972 (December 31, 2022: decrease of USD 6,773) as shown in note 21; and asset retirement and environmental obligations for non-operational assets expense in USD 3,165 (December 31, 2022: expense of USD 1,512) as shown in note 9.

(iii) The Company has been conducting engineering studies to confirm the construction method of some very old inactive industrial waste containment structures that have been closed for more than 20 years.  None of them contain mining tailings, water or liquid waste. Based on results of the conceptual engineering studies, the Company has reserved amounts related to estimated costs of anticipated additional obligations in relation to these closed dams.

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

56 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

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

(a)	Changes in the year

					2023	2022
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	8,159	20,520	244	14,974	43,897	36,828
Additions	49	10,655	53	10,200	20,957	13,148
Derecognition of Nexa’s share of Enercan’s provisions - - note 4(ii)	-	-	-	-	-	(311)
Reversals	(186)	(3,960)	(6)	(2,913)	(7,065)	(5,484)
Interest accrual	774	(382)	23	40	455	1,754
Payments	(387)	(5,351)	(11)	(1,217)	(6,966)	(4,584)
Foreign exchange effects	1,806	1,429	19	775	4,029	2,266
Other	(303)	(617)	438	1,962	1,480	280
Balance at the end of the year	9,912	22,294	760	23,821	56,787	43,897

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2023			2022
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,372)	11,284	9,912	(1,200)	9,359	8,159
Labor	(1,810)	24,104	22,294	(3,399)	23,919	20,520
Civil	-	760	760	-	244	244
Environmental	-	23,821	23,821	-	14,974	14,974
Balance at the end of the year	(3,182)	59,969	56,787	(4,599)	48,496	43,897

The outstanding judicial deposits of the Company as of December 31, 2023 that are not presented net of the provisions are USD 20,287 (December 31, 2022: USD 16,753).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s financial statements. The Company does not recognize a liability because it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2023	2022
Tax (i)	133,038	134,637
Labor (ii)	48,274	41,454
Civil (iii)	12,823	16,946
Environmental (iv)	124,773	112,541
	318,908	305,578

57 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 84,050.

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 12,927.

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 4,272.

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 20,903.
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 8,052.
(ii)	Comments on contingent labor liabilities

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

The main contingent civil liability is related to indemnity lawsuits against the Company alleging property, contractual and general damages/losses. The estimated financial effect of this contingent liability is USD 12,823.

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 85,399.

58 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

59 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Critical accounting estimates, assumptions and judgments

The recognition of revenues and of the contractual obligation related to the silver transaction require the use of critical accounting estimates and assumptions including, but not limited to: (i) allocation of revenues on relative prices; (ii) estimate prices for determining the upfront payment; (iii) discount rates used to measure the present value of future inflows and outflows; and (iv) estimates of LOM, reserves and mineral production.

(a)	Composition

In 2016, the Company entered a silver streaming arrangement for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit, which consisted of: i) an upfront payment of USD 250,000 and ii) additional payments at the date of each delivery of the ounces of payable silver equivalent to 10% of the spot price at the date of settlement. In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19.5 million of the ounces that Nexa Peru sells to its customers. Once that limit is reached, sales under the streaming will be made for 25% of the silver content in the Nexa Peru’s sales of concentrate for a period equivalent to the life of said mining unit.

The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied.

The changes in the contractual obligation are shown below:

	2023	2022
Balance at the beginning of the year	132,160	147,232
Revenues recognition upon ore delivery	(30,498)	(31,438)
Remeasurement adjustment (i)	10,121	10,565
Accretion for the year - note 10	5,329	5,801
Balance at the end of year	117,112	132,160
Current	37,432	26,188
Non-current	79,680	105,972

(i) In September 2023 and December 2023, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 2,323 and USD 8,252, respectively, and an increase in accretion for an amount of USD 284 and USD 989 (September 30, 2022: reduction in revenues for an amount of USD 10,565 and an increase in accretion for an amount of USD 1,041), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and then, the recognized income under the streaming agreement should be adjusted to reflect the updated variables.

60 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

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

As of December 31, 2023, the outstanding capital of USD 132,439 (2022: USD 132,439) is comprised of 132,439 thousand subscribed and issued common shares (2022: 132,439 thousand), with par value of US$ 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

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

The changes in the accumulated other comprehensive income are as follows:

61 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2021	(269,743)	1,266	(875)	(269,352)
Translation adjustment on foreign subsidiaries	(64,575)	-	-	(64,575)
Cash flow hedge accounting	-	327	-	327
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(7,441)	(7,441)
Changes in fair value of investments in equity instruments	-	-	(2,632)	(2,632)
At December 31, 2021	(334,318)	1,593	(10,948)	(343,673)
Translation adjustment on foreign subsidiaries	65,243	-	-	65,243
Cash flow hedge accounting	-	(331)	-	(331)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	343	343
Changes in fair value of investments in equity instruments	-	-	(3,608)	(3,608)
At December 31, 2022	(269,075)	1,262	(14,213)	(282,026)
Translation adjustment on foreign subsidiaries	81,315	-	-	81,315
Cash flow hedge accounting	-	(537)	-	(537)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(385)	(385)
Changes in fair value of investments in equity instruments	-	-	(1,466)	(1,466)
At December 31, 2023	(187,760)	725	(16,064)	(203,099)
Attributable to NEXA's shareholders				(169,094)
Attributable to non-controlling interests				(34,005)

(f)	Earnings per share

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

	2023	2022	2021
Net income (loss) for the year attributable to NEXA's shareholders	(289,354)	49,101	114,332
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	(2.18)	0.37	0.86

(g)	Dividend distribution

On February 15, 2023, the Company’s Board of Directors approved, subject to ratification by the Company’s shareholders at the 2024 annual shareholders’ meeting in accordance with Luxembourg laws, a cash distribution to the Company’s shareholders of approximately USD 25,000, which was paid on March 24, 2023 as share premium (special cash dividend).

On May 15, 2023, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2022 fiscal year and the Company’s subsidiary Pollarix S.A. (“Pollarix”) will be entitled to receive USD 15,426 (BRL 76,430). Pollarix received in cash the amount of (i) USD 1,059 (BRL 5,245) on April 27, 2023, (ii) USD 5,474 (BRL 27,124) on June 7, 2023, (iii) USD 9,199 (BRL 44,887) on September 20, 2023, (iv) USD 4,556 (BRL 22,567) on November 21, 2023, and (v) USD 1,812 (BRL 8,977) on December 14, 2023, from the outstanding amount of the dividend’s distribution.

On August 2, 2023, Pollarix's Board of Directors approved an additional distribution of dividends to its shareholders for the 2022 fiscal year. Nexa BR will be entitled to receive USD 4,959 (BRL 24,197) for common shares and the non-controlling interest will be entitled to receive USD 12,397 (BRL 60,492) for preferred shares. Pollarix paid in cash the total amount of USD 13,282 (BRL 64,806) by the end of September to the non-controlling interest.

62 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

On December 15, 2023, Pollarix’s Board of Directors approved an early distribution of dividends to its shareholders for the 2023 fiscal year. Nexa BR will be entitled to receive USD 1,542 (BRL 7,638) for common shares and the non-controlling interest will be entitled to receive USD 5,954 (BRL 29,489) for preferred shares. Pollarix paid in cash the total amount of USD 10,307 (BRL 51,058) by the end of December to the non-controlling interest.

Additionally, it is important to mention that Nexa Peru paid a total amount of USD 124 to the non-controlling interest regarding to the dividends distributed in previous years.

(h)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2023	2022	2023	2022
Current assets	581,466	658,099	12,283	9,822
Current liabilities	292,067	260,980	11,734	8,820
Current net assets	289,399	397,119	549	1,002

Non-current assets	1,361,412	1,282,556	73,312	68,984
Non-current liabilities	385,208	409,106	9,421	-
Non-current net assets	976,204	873,450	63,891	68,984

Net assets	1,265,603	1,270,569	64,440	69,986

Accumulated non-controlling interests	207,966	217,167	46,747	50,842

Summarized income statement	NEXA PERU		Pollarix S.A.
	2023	2022	2023	2022
Net revenues	735,337	892,389	11,740	6,906
Net income for the year	12,491	106,501	13,700	29,635
Other comprehensive income (loss)	-	7,308	5,606	9,686
Total comprehensive income for the year	12,491	113,809	19,306	39,321

Comprehensive income attributable to non-controlling interests	(9,206)	1,199	14,261	30,870
Dividends paid to non-controlling interests	124	-	23,589	24,592

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2023	2022	2023	2022
Net cash provided by (used in) operating activities	206,163	196,850	(5,189)	4,474
Net cash used in investing activities	(226,991)	(86,969)	36,993	-
Net cash (used in) provided by financing activities	(3,604)	(137,426)	(32,185)	(6,945)
(Decrease) increase in cash and cash equivalents	(26,145)	(28,582)	(381)	(2,471)

31	Impairment of long-lived assets

Accounting policy

Impairment of goodwill

As part of the impairment testing procedures, the goodwill arising from a business combination is allocated to a CGU or groups of CGUs that are expected to benefit from the related business combination and is tested at the lowest level that goodwill is monitored by management. Goodwill is tested annually for impairment, regardless of whether there has been an impairment indicator or, more frequently, if circumstances indicate that the carrying amount may not be recovered.

63 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Impairment of long-lived assets

The Company assesses at each reporting date, whether there are indicators that the carrying amount of an asset or CGU, including goodwill balance, may not be recovered. If any indicator exists, such as a change in forecasted commodity prices, a significant increase in operational costs, a significant decrease in production volumes, a reduction in LOM, the cancelation or significant reduction in the scope of a project, foreign exchange rate, market conditions or unusual events that can affect the business, the Company estimates the recoverable amount of the assets or CGUs.

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

For individual assets, if there is any indicator that an asset become unusable by damage or a decision that would lead the asset to not contribute economically to the Company, it is impaired. In addition, greenfield projects for which the Company decides to quit exploration and there is no expectation that in the future will bring cash inflows are also impaired.

Impairment of exploration and evaluation costs and development projects costs

Exploration assets (greenfield) representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment in aggregation with CGU or groups of CGUs that include producing assets or tested individually through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development project costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development project costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development project costs are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

64 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount based on FVLCD

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

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included if the Company has a high level of confidence that it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

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

65 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan considers all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

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

External and internal factors are quarterly monitored for impairment indicators. Judgment is required to determine, for example, whether the impact of adverse spot commodity price movements is significant and structural in nature. Also, the Company’s assessment of whether internal factors, such as an increase in production costs and delays in projects, result in impairment indicators requires significant judgment. Among others, the long-term zinc price, foreign exchange rate considering Brazilian real (BRL) per US dollar (USD) for Brazilian operations, and the discount rate may have a significant impact on the Company’s’ impairment estimations.

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

Impairment test analysis

Along 2023 the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed for its entire CGU located in Brazil and Peru.

66 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

Goodwill assessment

As of December 31, 2023, Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated, including Mining Peru group of CGUs (composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora.

As a result, there was an impairment loss of USD 42,660 in the goodwill allocated to the Mining Peru Group of CGUs. The Company assessed for impairment the goodwill allocated to the Cajamarquilla CGU and Juiz de Fora CGU and did not identify any loss to be recognized.

Três Marias System and Morro Agudo CGUs

During 2023, after analyzing the operational optimization and strategic alternatives for the Três Marias System (STM) (previously formed by the combined operations of the Três Marias smelter and the Vazante and Morro Agudo mines), based on the current and projected macroeconomic and price scenarios, as well as on possible future operational scenarios, management concluded that the implied value of processing zinc concentrate from Morro Agudo in the Três Marias smelter could no longer continue to be recognized.

As a result, the Company concluded that there could be scenarios where it was not necessary to consider the two operations in an integrated manner. Thus, the CGU of the STM was split in two: (i) the STM CGU (comprising the Três Marias smelter and the Vazante mine) and (ii) the Morro Agudo CGU (comprised of Morro Agudo mine and Bonsucesso greenfield). This triggered an impairment test for Morro Agudo and Três Marias System CGUs.

Considering key assumptions from the strategic planning process, as of December 31, 2023, the impairment assessment resulted in the recognition of an impairment loss of USD 59,007 for Morro Agudo CGU, concluding that its long-lived assets were entirely impaired. Furthermore, the Company assessed Três Marias System for impairment and did not identify impairment loss to be recognized.

Aripuaña and Juiz de Fora CGUs

The Company tested Juiz de Fora and Aripuanã CGUs after identifying impairment indicators related to (i) reduction in Aripuanã's life of mine; (ii) a lower exchange rate of BRL/USD; and (iii) an increase in operational costs for their operations. No impairment was identified after the impairment assessment for both CGUs.

In addition, in relation to Aripuanã CGU, Nexa observed that there is no more excess over recoverable amount. Based on that, the Company performed a sensitivity analysis and concluded that there is no impairment to be recognized as of December 31, 2023. However, the Company continues to work to finalize the operational ramp-up and stabilize the operation as well as to reduce the operation costs and idle capacity.

Peruvian CGU

As of December 31, 2023, Nexa conducted its annual impairment test for the CGUs Cerro Pasco, Cerro Lindo and Cajamarquilla, after identifying impairment indicators mainly related to increased operational costs. For these CGUs, an impairment assessment was performed, considering key assumptions from the strategic planning process, and as a result, no impairment was identified.

Impairment test summary

In addition to the economic impairments described above, the Company recognized individual assets impairments for USD 12,976, mainly related to “Assets and projects under construction”.

67 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

In summary, Nexa recognized a net impairment loss of USD 114,643 (after-tax USD 90,349) registered for the year ended on December 31, 2023.

For the year ended on December 31, 2022, the Company recognized an impairment loss of USD 32,512 (after-tax USD 30,971).

(a)	Key assumptions used in impairment tests

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term zinc prices, discount rate, exchange rate considering Brazilian real (BRL) and LOM as key assumptions for the recoverable amounts determination, due to the material impact such assumptions may cause on the recoverable value. Part of these assumptions are summarized below:

	2023	2022	2021
Long-term zinc price (USD/t)	2,800	2,787	2,724
Discount rate (Peru)	7.22%	6.93%	6.22%
Discount rate (Brazil)	8.02%	8.03%	7.33%
Exchange rate (BRL x USD)	4.84	5.22	5.58
Brownfield projects - LOM (years)	From 4 to 21	From 5 to 24	from 4 to 25

(b)	Impairment loss - Mining Peru group of CGUs Goodwill

Before the impairment test performed on December 31, 2023, the Mining Peru group of CGU’s, which also includes greenfield projects including the Magistral, Florida Canyon and Hilarion Projects, included a goodwill of USD 249,082. After the impairment loss mentioned above, the goodwill, included in Intangible assets, has a balance of USD 206,423.

	Carrying amount prior to impairment	Impairment	Carrying amount after impairment
Goodwill- Mining Peru	249,082	(42,660)	206,422

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Mining Peru. A decrease of 5% in the long-term LME zinc price to USD 2,660 per ton compared to management´s estimation as of December 31, 2023, would have resulted in an impairment loss of USD 79,590 (or an additional impairment loss of USD 36,931). Also, an increase of 5% in the discount rate compared to management´s estimation as of December 31, 2023, would have resulted in an impairment loss of USD 49,820 (or an additional impairment loss of USD 7,161).

68 of 69

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2023 All amounts in thousands of US dollars, unless otherwise stated

(c)	Sensitivity analysis –Tested CGUs and Cajamarquilla Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD
		Change	Price	Change	Rate	Change	Price
Três Marias System	128,136	(3.97%)	2,689	43.21%	11.49%	(3.75%)	4.66
Juiz de fora	42,469	(4.42%)	2,676	17.58%	9.43%	(3.34%)	4.68
Cajamarquilla	335,380	(11.40%)	2,481	48.90%	10.76%	-	-
Cerro Lindo	101,871	(13.43%)	2,424	81.70%	13.12%	-	-

32	Long-term commitments
(a)	Projects evaluation

As part of NEXA’s activities for the execution of certain greenfield projects, the Company has agreed, with the Peruvian Government, to minimum investments levels in the Magistral Project, that if the Company does not meet by August 2028, would require additional disbursements of 30% over the unexecuted minimum investment commitment. As of December 31, 2023, the unexecuted minimum investment commitment was USD 323,000, and if not completed by August 2028, the penalty exposition would be USD 97,029.

(b)	Environmental Guarantee for Dams

On December 30, 2023, the Decree 48,747 of 2023 of Minas Gerais State was published, which regulates the need for an environmental guarantee, provided for in Law 23,291, of February 25, 2019 – State Policy for Dam Safety, to guarantee environmental recovery in the event of an accident or deactivation of the dams. According to the Decree, the environmental guarantee is applicable to all dams that present the characteristics established by the Law. The Company estimates a guarantee need of approximately USD 27,283 (BRL 132,083) for all structures in the state of Minas Gerais which was calculated based on a methodology specified by the decree itself, which takes into account the reservoir area, a cost factor related to the decommissioning of dams, and considerations about risk classification of the dam and inflation for the period. The Company has until March 28, 2024, to submit a proposal and may choose the following methods: (i) cash deposit; (ii) Bank Deposit certificate-CDB; (iii) bank guarantee; and (iv) guarantee insurance. By December 31, 2024, the Company will contract 50% of the guarantee chosen, 25% must be made by December 31, 2025, and 25% by the end of 2026.

*.*.*

69 of 69

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Assessments – Goodwill and long-lived assets

As described in Notes 22 and 31 to the consolidated financial statements, the Company’s goodwill balance was US$ 307,112 thousand as of December 31, 2023, comprised by the goodwill allocated to the following cash generating units (CGU): Cajamarquilla in the amount of US$ 95,830 thousand, Juiz de Fora in the amount of US$ 4,972 thousand and Mining Peru in the amount of US$ 206,423 thousand. Management conducts a goodwill impairment test on an annual basis or, more frequently, if circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment indicators for the long-lived assets, such as intangible, property plant and equipment and investments in associate companies. Potential impairment is identified by comparing the Fair Value Less Cost of Disposal (FVLCD) of a reporting unit to its carrying value, including goodwill, when applicable. Fair value is estimated by management using a discounted cash flow model or by market past transaction multiples. Management’s cash flow projections included significant judgments and assumptions mainly related to long-term zinc price and discount rates. The impairment assessments performed by management resulted in the recognition of an impairment loss of US$ 42,660 thousand on the goodwill allocated to the Mining Peru CGU and US$ 59,007 thousand on Morro Agudo CGU, which long-lived assets were fully impaired.

Additionally, the Company recognized an impairment loss of US$ 12,976 thousand related to individual assets classified in “Assets and projects under construction”. The total impairment loss of US$ 114,643 thousand was recorded in 2023.

The principal considerations for our determination that performing procedures relating to impairment assessments of the goodwill and long-lived assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the CGUs; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term zinc price and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing design and the effectiveness of controls relating to management’s impairment assessments, including controls related to the significant assumptions. These procedures also included, among others (i) testing management’s process for developing the fair value estimates; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to long-term zinc price and discount rates. Evaluating management’s assumptions related to long-term zinc price and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term zinc price and discount rates used.

VAT discussions

As described in Note 9 to the consolidated financial statements, the Company has incurred costs and recorded provisions, as a result of the investigation being carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) with respect to certain commercial transactions and related Value-Added Taxes (VAT) between the Company and certain of its former customers. Nexa and the MG Authorities entered into two main tax agreements whereby the Company, without admitting primary responsibility for the resolved claims, agreed to make tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain former customers that allegedly failed to properly comply with their tax obligations. In connection with the first agreement signed during the third quarter of 2023, the Company recorded the total amount of US$ 75,811 thousand in "Other liabilities”, of which US$ 24,951 thousand was offset by VAT credits, US$ 6,398 thousand was offset by judicial deposits and the amount of US$ 1,515 thousand was paid in cash, while the remaining amount due will be paid in forty-six consecutive monthly installments. In connection with the second agreement signed on February 8, 2024, the Company recorded the total amount of US$ 27,128 thousand in "Other liabilities", of which US$ 10,796 thousand will be offset by VAT credits and the amount of US$ 828 thousand will be paid in cash, while the remaining amount due will be paid in fifty-nine consecutive monthly installments.

The principal considerations for our determination that performing procedures relating to VAT discussions is a critical audit matter are (i) a high degree of auditor effort in performing procedures and evaluating audit evidence related to management’s assessment of the recorded amounts; (ii) the audit effort involved the use of professionals with specialized skill and knowledge; and (iii) it relates to accounts and disclosures that are material to the consolidated financial statements.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of loss and provision recorded as well as financial statement disclosures. These procedures also included, among others (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably probable and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s disclosures. In addition, professionals with specialized skills and knowledge were used to assist in the evaluation of the reasonableness of the estimate of loss.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil,

February 21, 2024

We have served as the Company’s auditor since 2001.