Form 20-F
period 2024-12-31
Nexa Resources S.A.
filed 2025-03-27
CIK 1713930

=

As filed with the Securities and Exchange Commission on March 27, 2025.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2024
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2024, was:

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☒

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

TABLE OF CONTENTS

I.	Information on the Company	32

II.	Operating and financial review and prospects	121

Overview	121
Results of operations	131
Liquidity and capital resources	149
Risk management	155

III.	Share ownership and trading	160

Major shareholders	160
Related party transactions	161
Distributions	164
Trading markets	166
Purchases of equity securities by the issuer and affiliated purchasers	167

IV.	Corporate governance, management and employees	168

Corporate governance	168
Board of directors	173
Executive officers and Management committee	182
Executive and director compensation	186
Employees	191

V.	Additional information	192

iii

Form 20-F Cross Reference Guide

Form 20-F cross reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Reserved	Not applicable	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	7
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	4, 32, 105
	4B Business overview	Business overview, Mining operations, Smelting operations, Other operations, Mineral Reserves and Resources, Regulatory matters	32, 38, 80, 83, 89, 112
	4C Organizational structure	Business overview, List of Subsidiaries	32, Exhibit 8
	4D Property, plants and equipment	Mining operations, Smelting operations, Other operations, Capital expenditures, Regulatory matters	38, 80, 83, 105, 112
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	131
	5B Liquidity and capital resources	Liquidity and capital resources	149
	5C Research and development, patents and licenses, etc.	Business overview	32
	5D Trend information	Results of operations	131
	5E Critical Accounting Estimates	Critical Accounting Estimates	-
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and Management committee	173, 182
	6B Compensation	Executive and director compensation	186
	6C Board practices	Corporate governance, Board of directors	168, 173
	6D Employees	Employees	191
	6E Share ownership	Board of directors—Share ownership	181
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Executive and director compensation	186
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	160
	7B Related party transactions	Related party transactions	161
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial Statements, Distributions, Legal proceedings	218, 164, 192
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A. Offer and listing details	Trading markets	166
	9B Plan of distribution	Not applicable	–

iv

Form 20-F Cross Reference Guide

	9C Markets	Trading markets	166
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	195
	10C Material contracts	Business overview, Results of operations, Related party transactions	32, 131, 161
	10D Exchange controls	Exchange controls and other limitations affecting security holders	208
	10E Taxation	Taxation	199
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	212
	10I Subsidiary information	Not applicable	–
	10J Annual Report to Security Holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	155
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	209, 210
16A	Audit committee financial expert	Board of directors—Committees of our Board of directors—Audit committee	178
16B	Code of ethics	Corporate governance—Code of conduct	168
16C	Principal accountant fees and services	Principal accountant fees and services	211
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	167
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	168
16H	Mine safety disclosure	Not applicable	–
16K	Cybersecurity	Risk management	155
16J	Insider trading policies	Executive and Director Compensation	186
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial Statements	218
19	Exhibits	Exhibits	217

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

These statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations, and those of our officers and employees, with respect to, among other things: (i) our future financial or operating performance; (ii) our growth strategy; (iii) future trends that may affect our business and results of operations; (iv) the impact of competition and applicable laws and regulations on our results; (v) planned capital investments; (vi) future of zinc and/or other metal prices; (vii) estimation of mineral reserves and mineral resources; (viii) mine life; and (ix) our financial liquidity.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for several reasons, many of which are not under our control. Among them, the activities of our competition, the future global economic situation, current and future political scenarios, in the countries in which we operate, and associated decisions, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates, fluctuations, inflation and interest rate volatility;
•	the risks and uncertainties related to economic and political conditions in the countries in which we operate;
•	changes in global market conditions, impacting demand and pricing stability, including uncertainties related to global trade as a result of the imposition of tariffs between and among the United States and other countries and jurisdictions;
•	the impact of expanded regional or global conflicts, including the war between Russia and Ukraine, the Israel-Hamas conflict, tensions between China and Taiwan and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of increasing severity of weather events on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;

Forward-Looking Statements

•	severe natural disasters, such as storms, prolonged heavy rainfall and floods, or earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that our permits, concessions, environmental studies, modificatory environmental studies and other governmental authorities requests may be terminated, not renewed or not granted by governmental authorities in the countries in which we operate which may result in impairment charges, fines and/or penalties;
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws and any related agreements that Nexa has entered or may enter into with local governments;
•	legal and regulatory risks, including ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, along with the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored, data breaches and other cyberattacks) due to negligence, IT security failures or the increased use of artificial intelligence;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	interest rates increases, making the cost of capital and financial expenses higher than expected or even unattainable;
•	regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains, such as recent tariff increases on imports from Canada, Mexico, and China; and
•	other factors discussed under “Risk Factors.”

Considering the risks and uncertainties described above, the events referred to in the estimates and forward-looking statements included in this report may or may not occur, and our business performance and results of operation may differ materially from those expressed in our estimates and forward-looking statements, due to factors that include but are not limited to those mentioned above.

2

Forward-Looking Statements

These forward-looking statements are made as of the date of this annual report, and we assume no obligation to update them or revise them to reflect new events or circumstances. There can be no assurance that the forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

About the Company

About the Company

We are a large-scale, low-cost, integrated polymetallic producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate four long-life underground polymetallic mines – two located in the Central Andes of Peru, one located in the state of Minas Gerais in Brazil, and one in the state of Mato Grosso in Brazil, the Aripuanã mine, which completed its ramp-up phase in June 2024 and has transitioned to an ongoing operation as of the date of this annual report. We also own and operate one low-cost polymetallic open pit mine in the Central Andes of Peru, and three smelters – two located in the state of Minas Gerais in Brazil, Três Marias and Juiz de Fora, and one located in Lima, which is Cajamarquilla, the largest smelter in the Americas.

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

Financial information

Our consolidated financial statements as of December 31, 2024, and 2023 and for each of the three years ended December 31, 2024, December 31, 2023, and December 31, 2022, are included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2024, and 2023 and for each of the three years ended December 31, 2024, December 31, 2023, and December 31, 2022, and the related notes thereto included elsewhere in this report.

The financial information presented in this report should be read in conjunction with our consolidated financial statements, including the related notes, and the section of this report titled “Operating and financial review and prospects.”

The main consolidated companies included in our consolidated financial statements are:

•	Nexa CJM – a Peruvian company that is 99.997% directly and indirectly owned by Nexa Resources and is mainly engaged in smelting zinc contained in concentrate. Nexa CJM’s functional currency is the U.S. dollar.

Presentation of Financial and Other Information

•	Nexa Peru – a Peruvian company that is 83.55% directly and indirectly owned by Nexa Resources and is mainly engaged in exploring, extracting, producing and trading zinc, copper and lead concentrates, extracted from its own three mining sites. Nexa Peru’s functional currency is the U.S. dollar. Nexa Peru is a public company with its shares listed on the Lima Stock Exchange.
•	Nexa Brazil – a Brazilian company that is 100.00% owned by Nexa Resources and is mainly engaged in exploring, extracting and producing zinc, copper and lead concentrates, and smelting zinc contained in concentrate with operations in the states of Minas Gerais and Mato Grosso. Nexa Brazil’s functional currency is the real.

Non-IFRS Accounting Standards measures

For a discussion of how our management uses non-IFRS Accounting Standards measures as an additional measure of operational performance of the Company’s business, including discussion of our Adjusted EBITDA, reconciliation with most comparable IFRS Accounting Standards figures and changes made in 2024, see “Operating and financial review and prospects—Results of Operations—Non-IFRS Accounting Standards measures and reconciliation.”

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

Country, market and industry information

This report contains and refers to information and statistics regarding the countries in which we operate and the markets for the metals we produce and sell. This data is obtained from independent public sources, including publications and materials from participants in the industry, such as Wood Mackenzie and from governmental entities such as the Brazilian Central Bank, Bloomberg Finance L.P., London Metal Exchange (“LME”), London Bullion Market Association (“LBMA”), Brazilian Ministry of Treasury (Ministério da Fazenda), Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia, or “MME”), National Mining Agency (Agência Nacional de Mineração, or “ANM”), Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), the Getulio Vargas Foundation (Fundação Getúlio Vargas, or “FGV”), the Peruvian Stock Market Superintendency (Superintendencia del Mercado de Valores), the Peruvian Central Bank, the Peruvian Ministry of Economy and Finance (Ministerio de Economía y Finanzas) and the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). Some data is also based on our estimates, which are derived from our review of internal reports, as well as independent sources.

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

Business risks

•	Our business is highly dependent on the international market prices of the metals we produce, which are both cyclical and volatile.
•	Changes in the demand and supply for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.
•	Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.
•	The mining industry is highly competitive.

Operational risks

•	The mining business is subject to inherent risks, some of which are not insurable.
•	We may be materially and adversely affected by challenges relating to slope and stability of underground openings.
•	Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation and/or adversely affect their expected financial return.
•	Our business could be adversely affected by the failure of our counterparties to perform their obligations.
•	We may be adversely affected by the failure or unavailability of adequate infrastructure and skilled labor.
•	The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.
•	We are subject to mine closure and environmental reclamation obligations, which may require substantial financial assurance and could negatively impact our liquidity and financial condition.
•	A disruption in global zinc concentrate supply could have a material adverse effect on our production levels and financial results.
•	Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.
•	Interruptions of energy supply or increases in energy costs may materially and adversely affect our operations.
•	Shortages of water supply due to permitting, licensing, and other governmental regulations, explosives, critical spare parts, maintenance service and new equipment and machinery may materially and adversely affect our operations and development projects.
•	There are unique risks inherent to the development of underground mines, which may have a material adverse impact on our cash flows.
•	We may be adversely affected by labor disputes.
•	We may be liable for certain payments to individuals employed by third-party contractors.
•	We may be subject to misconduct by our employees, third-party contractors or customers.
•	The nature of our business includes risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of unfavorable rulings.
•	We could face significant challenges due to failures or interruptions in our information technology systems or automated machinery, including system security breaches resulting from cyber-attacks.

Risk Factors

•	Our information and operational technology systems may be adversely affected by disruptions, damage, failure and risks associated with implementation and integration of new technologies.

Financial risks

•	Our financial position and results of operations may be materially and adversely affected by currency exchange rate fluctuations.
•	Fluctuations in interest rates could increase the cost of servicing our debt, affect returns on our financial investments and negatively affect our overall financial performance.
•	We may engage in hedging and other derivatives activity that may not be successful and may result in losses or tax liabilities.
•	Our business requires substantial capital expenditures and is subject to financing risks.
•	We are exposed to credit risk in relation to our contractual and trading counterparties as well as to hedging and derivative counterparty risk, and our results of operations may be negatively impacted by increases in expected credit losses.
•	Any acquisitions or divestitures we make may not be successful or achieve the expected benefits.
•	Changes in the assumptions underlying the carrying amount of certain assets could result in impairment charges.
•	We might not be able to pay the principal and interest on our debt obligations if they are accelerated due to the noncompliance with the restrictive covenants and clauses of our debt contracts.
•	Any tax-related investigations carried out by federal, state or local governments may result in a material impact on our business, results of operations and financial condition.

Risks related to our Mineral Reserves and Resources

•	Our estimates of Mineral Reserves and Resources may be materially different from the total mineral quantities we actually recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain Mineral Reserves and Resources uneconomical to mine.
•	We depend on our ability to replenish our Mineral Reserves for our long-term viability.
•	Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

Health, safety and environmental risks

•	We are exposed to health, safety and environmental risks in our operations, which may lead to accidents, significant losses, administrative proceedings and legal liabilities.
•	The collapse of dams, dry tailings or other geotechnical structures may cause severe damages, including personal, property, reputational environmental damages, and loss of life.
•	Health, safety and environmental laws and regulations, including regulations pertaining to adverse weather events, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.
•	ESG issues, including those related to adverse weather events and sustainability, may have an adverse effect on our business, financial condition, and results of operations, could damage our reputation, and may increase costs.
•	Failure to meet ESG standards or achieve the Company’s environmental and social related goals could adversely affect its business, reputation, brand, results of operations, and/or financial condition.
•	Natural disasters and increasing severity of weather-related events could affect our business.
•	Global or regional health considerations, including the outbreak of a pandemic or contagious disease, have impacted and could continue to impact our business, financial condition and results of operations.

Political, economic, social and regulatory risks

•	Political, economic and social conditions in the countries in which we have operations or projects, or in which we do business, could adversely impact our business, financial condition results of operations and the trading price of our securities.
•	Recent and potential changes in commercial and mining laws, including trends like resource nationalism, may significantly impact our mining operations.
•	Our mineral rights may be terminated or not renewed by governmental authorities.

Risk Factors

•	Our operations depend on our relations and agreements with local communities, and new projects require carrying out a prior consultation procedure.
•	Changes in tax laws, and any related tax agreements we have entered into or may enter into with local governments, may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.
•	Our business, financial position and results of operations may be adversely affected by inflation.
•	We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in various jurisdictions. Any violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial position.
•	Political and social opposition to mining activities generally in the regions we operate could adversely impact our business and reputation.
•	Differing interpretations of agency regulations or court rulings and the application of such laws and regulations could result in unintended non-compliance and may have a material effect on our business, results of operations, and financial position.
•	Regulation of other activities.

Risks relating to our corporate structure

•	VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.
•	Dividends or other distributions paid by us on our common shares will generally be subject to Luxembourg withholding tax.
•	The rights of our shareholders, and the responsibilities of VSA as our controlling shareholder, are governed by Luxembourg law and are subject to certain Brazilian law provisions, and differ in some respects from the rights and responsibilities of shareholders under the laws of other jurisdictions, including the United States, and Canada, and shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.
•	Our ability to pay dividends or other distributions and repurchase shares is subject to several factors and conditions.
•	It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

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

The imposition of tariffs by the United States, along with retaliatory measures from other countries, may introduce additional volatility to global trade and, consequently, to the market prices of our products in 2025 and in the near future. We are actively monitoring the impact of these measures and cannot predict their ultimate effect on our business. Additionally, the persistent tensions surrounding international trade may increase the risk of an economic recession, which could lead to decreased demand for commodities and negatively affect commodity prices. The uncertainty surrounding these tariffs poses a significant risk that could adversely impact our financial performance and operations.

Risk Factors

The ongoing conflicts between Russia and Ukraine, between Israel and Hamas and tensions between China and Taiwan have increased global security concerns, including the risk of broader regional or global escalation of such conflicts. These conflicts have had, and may continue to have, adverse effects worldwide. Additionally, fluctuations in the value of the US dollar, partly driven by global security concerns, directly impact commodity prices.

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

Changes in the demand and supply for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities. Our sales volume, in turn, depends on the level of industrial and consumer demand for these metals. An increase in the global production of zinc, copper, silver and lead along with a decline in demand for these metals, due to technological advances, changes in industrial processes or consumer habits, such as increased demand for substitute materials, economic slow-downs, or tariffs increasing prices could put downward pressure on metal prices. A decrease in prices may compromise the profitability of smelters, potentially leading us to reduce the volume of metals we sell, which could have a material adverse impact our operational results and financial position. Even if our sales volumes remain stable, lower prices could negatively impact our revenues.

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

China has been the primary driver of global commodity demand for commodities over the last few years. According to Wood Mackenzie, in 2024, Chinese demand accounted for 49% of global demand for refined zinc and 57% of global demand for refined copper. Any slowdown in China’s economic growth that is not offset by increased demand from other regions or a reduction in supply could adversely affect demand for our products or commodity prices, leading to lower revenues, cash flow and profitability.

The mining industry is highly competitive.

We face competition from other mining, processing, trading and industrial companies in Brazil, Peru and around the world. Competition principally involves the following factors: sales, supply and labor prices; contractual terms and conditions; attracting and retaining qualified personnel; and securing the services, supplies and technologies we need for our exploratory activities and operations. Slower development in technology and innovation could impact costs, productivity and competitiveness. In addition, mines have limited life and, as a result, we must seek to replace and expand our mineral reserves by acquiring and exploring new properties. Significant competition exists to acquire mining concessions, land and related assets. There is also substantial demand for exploration and drilling equipment from our competitors. We cannot assure shareholders that competition will not adversely affect us in the future.

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

Such occurrences could result in damage to, or destruction of, our properties or production facilities, third-party property, human exposure to pollution, personal injury or death, environmental and natural resource damage or contamination, delays in mining, monetary losses and legal liability. In addition, any such occurrence could adversely affect our reputation. Damages to our reputation could result in additional environmental and health and safety legal oversight, and authorities could impose more stringent conditions in connection with the licensing process of our projects and operations. In addition, our customers may be less willing to buy metals from us if we have been subject to significant adverse publicity. We maintain insurance typically in the mining industry, and in amounts that we believe to be adequate, but which may not provide complete coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental contamination, tailings dam failures and other hazards as a result of exploration, production or extreme weather) may not be generally available or is uneconomical to afford. If we incur significant liability for which we are not fully insured, we may not be able to finance the uninsured liability amount on acceptable terms to us or at all, and we could be required to divert a significant portion of our cash flow from normal business operations. This could have a material impact on our financial position.

We could also incur additional expenses due to failures in our industrial drainage system or other environmental control equipment. Any such failures could also have adverse impacts on the environment, which could lead to adverse weather events and a further impact on our reputation if we are found to contribute, or there is a perception that we have contributed, to adverse environmental impacts in the areas in which we operate.

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

Our underground mines get deeper, and our waste and tailings deposits increase in size as we continue with and expand our mining activities. This presents certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to further reinforce such openings or take additional actions to prevent such a failure, we could incur additional costs and expenses, and our operations and stated mineral reserves could be negatively affected. We have taken actions we consider appropriate to maintain the stability of underground openings, but additional actions may be required in the future. Unexpected failures or additional requirements to prevent such failures may materially and adversely affect our costs and expose us to health, safety and other liabilities in the event of an accident, as well as adversely impact on our reputation. These developments may in turn materially and adversely affect the results of our operations and financial position, as well as potentially diminish our stated mineral reserves.

Risk Factors

Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation and/or adversely affect their expected financial return.

We invest in sustaining and increasing our mine and metal production capacity and developing new operations. Our projects are subject to several risks that may materially and adversely affect our growth prospects and profitability, including the following:

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

Our business could be adversely affected by the failure of our counterparties to perform their obligations.

Customers, suppliers, contractors, financial institutions, joint venture partners and other counterparties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results. The ability of suppliers and customers to perform their obligations may be adversely affected in times of financial stress and economic downturn.

We currently operate important parts of our operations, particularly those related to our energy consumption and investments, through joint ventures. Our forecasts and plans for these joint ventures assume that our partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide skilled and competent managerial personnel. If any of our partners fails to observe its commitments, the affected joint venture or consortium may not be able to operate in accordance with its business plans, or we may have to increase the level of our investment to implement these plans.

Risk Factors

Some of our investments are controlled by joint venture partners or have separate and independent management. These investments may not fully comply with our standards, controls and procedures, including our health, safety, environment and community standards. Failure by any of our partners or joint ventures to adopt adequate standards, controls and procedures could lead to higher costs, reduced production or environmental, health and safety incidents or accidents, which could adversely affect our results and reputation.

We may be adversely affected by the failure or unavailability of adequate infrastructure and skilled labor.

Our mining, smelting, processing, development and exploration activities depend to a large degree on adequate infrastructure. The regions where certain of our current operations, projects and prospects are located in remote, sparsely populated regions that are difficult to access. To conduct our operations efficiently, we depend on reliable roads, bridges, power sources, and water supplies. The availability and cost of this infrastructure directly impact our capital and operating expenses, as well as our ability to maintain expected production and sales levels. Various factors, such as unusual weather events, including heavy rainfall and flooding, or other natural disasters, sabotage, government actions or external interference (including protests by local communities that could temporarily suspend our projects) may disrupt infrastructure maintenance or availability. These disruptions could delay project development, reduce mining volumes, increase mining or exploration costs, and hinder the transportation of raw materials to our sites or the delivery of concentrates to customers. See “Risk factors—Health, safety and environmental risks—Natural disasters and increasing severity of weather-related events could affect our business.”

In addition, the mining industry is labor intensive, and our success depends to a significant extent on our ability and our contractors’ ability to attract, hire, train and retain qualified employees, including our ability and our contractors’ ability to attract employees with the necessary skills in the regions in which we operate. We could experience increases in our recruitment and training costs and decreases in our operating efficiency, productivity and profit margins if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.

As a mining company, we face inherent risks associated with the operation of tailings dams, which are structures built for the containment of the mining or industrial waste, known as tailings, and in the operation of related structures and facilities. We currently have 27 tailings dams, 5 dry stacking disposal facilities, 7 effluent dams and one water storage facility, all located in Brazil and Peru. Of these structures, 22 are operational, while 18 are inactive. All inactive structures are tailing dams. Some of our tailing’s dams contain materials that could increase the potential hazard in the event of unexpected failure. As evidenced by the collapse of dams in Brazil over the last decade, any such failure could result in significant personal, property, reputational, social and environmental damages, and materially and adversely affect our reputation and our ability to conduct our operations and expose us to significant liability.

Recent regulatory changes have increased the time and costs associated with construction, operation, inspection, maintenance, and decommissioning tailings dams. In Brazil, obtaining or renewing an environmental license for new tailings dams or for building new dams now requires additional compliance measures. As part of this process, companies must present a proposal for an environmental bond to guarantee the socio-environmental recovery in the event of an accident or the deactivation of the dam. For more information see “Information on the Company—Mining operations—Tailings disposal.”

In compliance with applicable regulations, we have conducted engineering studies to evaluate stability and confirm the construction method of old inactive industrial waste containment structures located in our Juiz de Fora unit, located in the State of Minas Gerais. These structures, since they became inactive more than 20 years ago, have been subject to decommissioning as monitored by the environmental agency of the State of Minas Gerais as part of the environmental licensing process for the unit. None of these structures contain mining tailings, water or liquid waste. We are currently engaged in discussions with the State Environment Foundation, FEAM (“Fundação Estadual do Meio Ambiente”) to present the results of the studies carried out. If FEAM establishes any obligation or condition regarding these structures, we may have implications which could require significant investments. As of December 31, 2024, we have a provision recognized for these other restoration obligations in the amount of US$6.8 million and we may reserve additional amounts for the estimated costs of anticipated additional obligations in relation to these inactive structures.

Risk Factors

Certain regulations, such as those enacted by ANM between 2020 and 2023, may also impose requirements that are more restrictive than our current standards, including mandated compliance with emergency plans and increased insurance requirements and premiums, or require us to pay additional fees or royalties to operate tailings dams. We may also be required to facilitate the relocation of communities and facilities impacted by tailings dam failures. Moreover, insurance coverage for damages resulting from tailings dams’ failure may not be available. As a result, we may incur increased expenses in connection with compliance with applicable standards, which may adversely impact on our results. If we fail to comply with applicable requirements, we may be exposed to liability and other penalties.

We are subject to mine closure and environmental reclamation obligations, which may require substantial financial assurance and could negatively impact our liquidity and financial condition.

As a mining company, we are obligated to reclaim and remediate operationally affected areas during and after mining activities. These obligations are subject to regulatory changes, site conditions, and other external factors. In certain jurisdictions, we are required to provide financial assurances, such as bank guarantees, to ensure compliance with reclamation requirements. While these assurances are currently modest relative to our overall obligations, they may increase over time.

The costs associated with mine closure and environmental reclamation could be significant and may increase annually due to inflation, changes in regulatory requirements, and unforeseen site conditions. As of December 31, 2024, we have recognized provisions for these obligations; however, actual costs may exceed estimates. Changes in the regulatory requirements or the scope of necessary reclamation work could further impact our financial position and cash flows.

Failure to fulfil our reclamation and closure obligations or to provide adequate financial assurance could result in regulatory penalties, including fines, permits revocations, or other adverse consequences. Such risks could materially and adversely affect our operations, financial results, and reputation.

A disruption in global zinc concentrate supply could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate processed in our smelters is obtained from third parties, and we may be adversely affected if we are not able to source adequate supplies of zinc for such operations. In 2024, 46.4% of the zinc concentrate processed in our smelters was obtained from third parties, with the remainder supplied by our own mining operations. The availability and price of zinc concentrate used by our smelters may be negatively affected by several factors largely beyond our control, including interruptions in production in our mines or by our suppliers, decisions by suppliers to allocate supplies of concentrate to other purchasers, price fluctuations and increasing transport cost.

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

Zinc sourced from suppliers of secondary feed materials represented approximately 15.4% of the zinc content used by our Juiz de Fora smelter in 2024. The use of zinc secondary feed material is a competitive advantage in relation to the use of zinc concentrate, mainly due to lower acquisition costs and, to a lesser extent, operational gains. In addition, in recent years we have incorporated zinc calcine processed by third parties into our operations to increase production in our smelters. Our smelters then use this zinc calcine processed by third parties to produce additional refined zinc products that they would not produce were they to rely solely on other inputs. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices of these inputs, our business, results of operations and financial position may be adversely affected. In recent years, our calcine supplier in Peru shut down its facilities, impacting our smelter production. Since 2022, we were able to partially offset the reduction in calcine availability through the development and consumption of new sources of secondary raw materials, such as third-party waelz oxide, which now gives us flexibility for the consumption of different raw materials in our smelter operations. Though we have been able to secure a new source of calcine in Peru in 2024, we cannot assure shareholders that we will be able to continuously have secure access to the raw materials required for our operations in the future. For more information, see “Information on the Company—Smelting Operations—Smelter sales.”

Risk Factors

Interruptions of energy supply or increases in energy costs may materially and adversely affect our operations.

Energy is an important component of our production costs. In Peru, we obtain almost all electric power for our operations from third parties through energy supply contracts. Although we are party to a long-term power purchase agreement with Electroperú S.A., we cannot ensure that we will have secure access to energy sources in Peru at the same prices and conditions in the event of any interruption or failure of our sources of energy, failures or congestion in any part of the Sistema Eléctrico Interconectado Nacional (“SEIN”), any failure to renew or extend our other existing energy supply contracts, or due to any regulatory changes that may impact energy rates. In 2024, rainfall was stable throughout the year. Without major water shortages, average energy prices remained around US$30/MWh. However, the inefficient energy generation in the SEIN, which currently lacks renewable energy projects (i.e., hydroelectric, wind and solar), may adversely impact our operations in case of lack of rain in central Peru, given that most of the energy consumption in the country comes from hydroelectric plants, and may result in an increase in energy prices. These types of renewable projects are expected to lower the prices that energy generators are able to offer to large industrial users.

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into several legal entities—which are directly or indirectly jointly owned by us, our controlling shareholder and its affiliates—pursuant to long-term power purchase agreements. In 2024, self-production plants represented 83.2% of energy supply, in terms of energy acquired via energy purchase and sale contracts. Furthermore, our energy costs under these agreements could increase in the event of differences in the hydrology forecast due to these hydroelectric plants share of the hydrological risk, in addition to payment of higher energy taxes. For more information, see “Information on the Company—Other operations—Power and energy supply.”

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

Our mining and smelting operations require the use of significant quantities of water for extraction activities, processing and related auxiliary facilities. Water usage, including extraction, containment, and recycling requires appropriate permits, which are granted by regulatory authorities in Brazil and Peru. The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure shareholders that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure shareholders that we will maintain our existing licenses related to water rights, particularly if political changes lead to additional regulatory requirements or review of existing licenses. A reduction in our water supply could materially and adversely affect our business, results of operations and financial position. In addition, if we are unable to obtain the necessary licenses with respect to water use, we may be prevented from pursuing some of our planned expansion projects.

Risk Factors

In addition to water, our mining operations require intensive use of equipment and machinery as well as explosives. To be able to acquire and use explosives, we must first obtain the corresponding authorizations, which are granted by the relevant regulatory authorities in Brazil and Peru. A shortage in the supply of key spare parts, adequate maintenance service, new equipment and machinery to replace old ones and cover expansion requirements, or explosives, including due to the inability to deliver such water, energy, supplies, critical spare parts, explosives, or equipment and machinery to our operations, or regulatory change impacting our ability to obtain authorization for the acquisition of such materials, could materially and adversely affect our operations and development projects.

There are unique risks inherent to the development of underground mines, which may have a material adverse impact on our cash flows.

The development of underground mines is subject to other unique risks including, but not limited to, geotechnical conditions, underground floods, issues relating to ventilating harmful gases, fall-of-ground accidents, and seismic activity resulting from unexpected or difficult geological conditions. While we anticipate taking all measures to safely operate, there is no assurance that the effect of these risks will not cause schedule delays, revised mine plans, injuries to persons and property, and/or increased capital costs, any of which may have a material adverse impact on our cash flows.

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

Under Peruvian law, we may become responsible under certain circumstances to pay mandatory labor benefits or other obligations to personnel employed by our third-party contractors or sub-contractors. Although we believe that we are in substantial compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory labor benefits or for-profit sharing benefits. In the beginning of 2022, a new law was published in Peru prohibiting companies from outsourcing core operational activities. More than 70% of our Peruvian workforce is employed by third-party contractors. In July 2023, the law was deemed to be unconstitutional because it was determined to be an unenforceable bureaucratic barrier by the National Institute for the Defense of Competition and the Protection of Intellectual Property (“INDECOPI”) and therefore is not expected to have any material impact on Nexa. In addition, a lawsuit was initiated by Nexa which is seeking to declare the unconstitutionality of the aforementioned law. However, any future laws or regulations that would make Nexa responsible under Peruvian law for paying mandatory labor benefits or for-profit sharing benefits for individuals employed by third-party contractors could have an adverse impact on our business, financial position and results of operations. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Regulation of other activities.”

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

Risk Factors

We may be subject to misconduct by our employees, third-party contractors or customers.

We may be subject to misconduct by our employees, third-party contractors or customers, such as theft, bribery, sabotage, fraud, insider trading, violation of laws, including taxation laws, violation of human rights, slander or other illegal actions. Any such misconduct may lead to fines or other penalties, slow-downs in production, increased costs, lost revenues, increased liabilities to third parties, impairment of assets or harmed reputation, any of which may have a material adverse effect on our business, results of operations or financial position.

The nature of our business includes risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of unfavorable rulings.

The nature of our business exposes us to various litigation matters, including civil liability claims, environmental matters, health and safety matters, regulatory and administrative proceedings, governmental investigations, tort claims, contract disputes, labor matters and tax matters, among others. We cannot assure shareholders that these or other legal proceedings will not have a material adverse effect on our ability to conduct our business or on our financial position and results of operations, through distraction of our management team, diversion of resources or otherwise. In addition, although we establish provisions in our financial statements as we deem necessary in accordance with IFRS Accounting Standards, the level of provisions that we record could vary significantly from any cash amounts we actually pay, due to the inherent uncertainties in the estimation process, which, in the aggregate, may negatively impact on our financial condition.

We could face significant challenges due to failures or interruptions in our information technology systems or automated machinery, including system security breaches resulting from cyber-attacks.

Our information technology systems and automation technology systems may be impacted by failures associated with various risks, including security system breaches or cyberattacks targeted at our technological infrastructure. In this regard, we invest in resources that help us deploy and enhance cybersecurity controls.

We have implemented and use systems and technological solutions for our operational and administrative processes. These can have material and adverse impacts on our results in the event of failures or unavailability due to malicious activities resulting from unauthorized access to our internal systems, vulnerabilities in critical systems, malware, corporate espionage, third-party system failures, and sabotage. These events may lead to the loss of critical data, unscheduled downtime or degradation of operations, disclosure or misuse of confidential information, reduced revenue, unexpected operational costs, reputational damage, and potential legal or regulatory violations. All of these factors could materially and adversely impact our financial and operational results.

We have observed an increase in cyber risk, significantly driven by geopolitical conflicts and the growing use of emerging technologies, particularly those based on Artificial Intelligence. Recent data shows a considerable rise in attacks targeting critical infrastructure, industrial companies, and government bodies. There has also been a notable evolution in the sophistication of malicious actions, requiring greater efforts from companies to enhance their readiness and ability to detect, respond to and recover from cyberattacks. Given the current scenario, we are susceptible to cyber incidents that may affect our technological infrastructure, whether proprietary or provided by business partners. Such events can adversely impact our operations and financial results and require financial expenditures to recover and address vulnerabilities in affected systems or technological solutions.

Privacy, data protection, and cybersecurity are constantly adapting to frequently changing regulations and standards. The General Data Protection Regulation (“GDPR”) of the European Union came into effect in 2018, introducing stricter rules regarding the security of personal data. The GDPR requires companies to comply with new guidelines for handling personal and sensitive information, including its use, protection, and the rights of individuals to correct or delete their stored data. In Peru, the Personal Data Regulation, Law No. 29.733, known as the Ley de Protección de Datos Personales (“LPDP”), was enacted in 2011. Similarly, in Brazil, Law No 13.709, the Lei Geral de Proteção de Dados (“LGPD”) came into effect in 2020, which closely mirrors the principles outlined in the GDPR. These regulations reflect the ongoing evolution of privacy, data protection, and cybersecurity standards worldwide. We also observe a series of deliberations by regulatory bodies responsible for Data Protection in these countries and regions, primarily focused on responsibilities and data breach reporting criteria; sanctions; and how to adequately calculate fines, and the role of the Data Protection Officer. Both the LGPD and LPDP represent comprehensive data protection laws, establishing detailed rules for the collection, use, processing and storage of personal data and affecting all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. In public companies that require certain disclosures regarding cybersecurity risk, such scrutiny from the regulators increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in an increase in administrative costs, distraction of management and diversion of resources for targeted businesses. Any noncompliance with the GDPR, the LGPD, the LPDP, the SEC cybersecurity rules, or any other privacy, data protection and cybersecurity regulations could result in proceedings or actions against us by governmental entities, the imposition of fines or penalties and damage to our reputation, which could have an adverse effect on us and our business, reputation and results of operations

Risk Factors

Our information and operational technology systems may be adversely affected by disruptions, damage, failure and risks associated with implementation and integration of new technologies.

Information and operational technology systems are constantly evolving, and to remain competitive, we must implement new technologies in a timely, cost-effective, and efficient manner. We are actively developing a corporate strategy for Artificial Intelligence and the use of new technologies, which may increase our exposure to cybersecurity risks. Failure to adopt new technologies, such as artificial intelligence, as efficiently or as quickly as our competitors may adversely affect our competitiveness and, consequently, the results of our operations.

Financial risks

Our financial position and results of operations may be materially and adversely affected by currency exchange rate fluctuations.

Our revenues are primarily denominated in U.S. dollars, while certain portions of our operating costs, particularly labor costs, are denominated in reais and soles. As a result, an increase in inflation in Brazil and Peru, without a corresponding devaluation of the real or sol, could materially and adversely affect our financial position, results of operations, net income and cash flows. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Macroeconomic conditions of the countries and regions where we operate” for a discussion of inflation in 2024.

Given the structure of our operations, a decrease in the value of the U.S. dollar relative to the foreign currencies in which we incur costs could negatively impact our results of operations or financial position. Our exposure to foreign currency fluctuations increases the risk of volatility in our financial position, results of operations and cash flows. We cannot assure shareholders that currency fluctuations, or costs associated with our hedging activities (including fluctuations in exchange rates contrary to our expectations), will not adversely impact our financial position, credit ratings and results of operations.

Fluctuations in interest rates could increase the cost of servicing our debt, affect returns on our financial investments and negatively affect our overall financial performance.

A portion of our indebtedness bears interest based on variable/floating interest rates, including the Secured Overnight Financing Rate, or SOFR, the Interbank Deposit Certificate, or CDI and the Long-Term Rate, or TLP. As of December 31, 2024, 30% of our total debt was subject to variable/floating interest rates. These rates have fluctuated in response to changes in economic growth, monetary policy and regulatory changes. A significant increase in underlying interest rates, particularly in SOFR and CDI, could materially increase our financial expenses and materially and adversely affect our overall financial performance and credit ratings. For more information, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt”.

We may engage in hedging activity that may not be successful and may result in losses or tax liabilities.

We may use foreign exchange and metal commodity non-deliverable forwards to mitigate the risks associated with currency and metal price volatility. However, our hedging activities could cause us to lose or limit our ability benefit from increases in the prices of the metals we produce if prices rise above the levels set out in our hedge positions, or from favorable variations in currency prices. The cash flow and the mark-to-market values of our production hedges can be affected by factors such as currency volatility and fluctuations in metal prices, which are beyond our control.

Risk Factors

Our hedging agreements contain events of default and termination events that could lead to early closeouts of our hedges such as failure to pay, breach of the agreement, misrepresentation, default under our loans or other hedging agreements and bankruptcy. In the event of an early termination of our hedging agreements, the relevant hedge positions would be required to be settled at that time. In that event, there could be a lump sum payment to be made either to or by us. The magnitude and direction of such a payment would depend upon, among other things, the characteristics of the particular hedge instruments that were terminated and the relevant market prices at the time of termination. Any of the factors described above could have a material adverse effect on our financial position, results of operations or cash flows. See “Operating and financial review and prospects—Risk management—Financial risk—Metal price sensitivity.”

In addition, we may face the risk that the Peruvian tax authority (“SUNAT”) does not recognize the deductibility of certain hedge transactions losses in our Corporate Income Tax (“CIT”) calculations. SUNAT is currently challenging past hedge transactions that were previously considered eligible for deductions, resulting in tax assessments against Nexa Peru and Nexa CJM totaling US$37.2 million.

At this time, only a small provision has been recognized in connection with these assessments, primarily due to challenge in retrieving supporting documentation for events that occurred many years ago. Nevertheless, there remains a risk that SUNAT may not accept these deductions for future hedging positions, which could result in either the inability to claim such deductions or the obligation to pay substantial amounts.

Our business requires substantial capital expenditures and is subject to financing risks.

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain and potentially expand our existing brownfield operations, develop our greenfield projects pipeline in order to sustain and grow production, in addition to carrying out investments in sustaining, health, safety and environment. In 2024, we invested US$276.8 million in capital expenditures, US$268.0 million of which was in relation to sustaining investments, including Tailings Storage Facility (“TSF”) expenses. We depend partially on our operating cash flows to support our capital expenditures. See “Information on the Company—Capital expenditures.”

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

We are subject to the risk that the counterparties with whom we conduct our business (in particular our customers) and who are required to make payments to us are unable to make such payment in a timely manner or at all. Credit risk is present in our hedging operations, customer operations and cash management operations. If the amounts that are due to us are not paid or not paid in a timely manner, this may impact not only on our current trading and cash-flow position but also on our financial and business position. In addition, our derivatives, metals hedging, and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial position and results of operations.

We hold a significant balance of accounts receivable and, therefore, provide an allowance to cover the amount that may not be received due to customer default. We record expected credit losses at an amount considered sufficient to cover estimated losses in the realization of receivables, taking into account our historical losses and internal risk classification of our customers, although we cannot guarantee that these amounts are sufficient to cover any losses. Additionally, delays in payment cycles from significant customers may adversely affect our liquidity and our ability to obtain financing for working capital, such as receivables sales.

Risk Factors

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

We periodically test whether our tangible and intangible assets have suffered any impairment, in accordance with the accounting policy stated in our consolidated financial statements. If our estimates of the recoverable amount of asset change or are inaccurate, we may determine that impairment charges are necessary. While impairment does not affect reported cash flow, the decrease in the recoverable amount determined could have a material adverse effect on our results of operations. Assurances cannot be given as to the absence of significant impairment charges in future periods, particularly if market conditions deteriorate.

We might not be able to pay the principal and interest on our debt obligations if they are accelerated due to the noncompliance with the restrictive covenants and clauses of our debt contracts.

Any default on the contracts governing our debts that is not remedied or waived by our lenders or noteholders could result in the acceleration of our obligation to pay the outstanding amounts. If we are unable to generate sufficient cash flow from our operations or secure the necessary resources to make the principal and interest payments on our debts as a result of such acceleration, our business, financial position, credit ratings and results of operations could be materially and adversely affected. For more information on restrictive covenants in our debt contracts, see “Operating and financial review and prospects—Liquidity and Capital Resources—Debt.”

Any tax-related investigations carried out by federal, state or local governments may result in a material impact on our business, results of operations and financial condition.

We may be subject to tax investigations by authorities arising from our actions or omissions, as well as those of our customers. Such investigations have the potential to materially and adversely impact on our results and operations. Such investigations may lead to significant legal and financial consequences, including fines, penalties, and reputational damage. We may not be able to identify and address potential compliance issues, implement robust internal controls, and foster a culture of transparency and accountability with our customers.

In that regard, in 2023, Nexa cooperated with the investigation carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of our former customers with respect to commercial and value added tax (“VAT”), as well as our relationship with such former customers, that could result in liabilities for all parties involved in the commercial relationship. In the third quarter of 2023 and the first quarter of 2024, Nexa and the MG Authorities reached a resolution pursuant to which Nexa, without admitting primary responsibility for the resolved claims, agreed to make certain tax payments, including interest and penalties, to the State of Minas Gerais on behalf of certain former customers that allegedly failed to properly comply with their tax obligations. This resolution concluded with the MG Authorities' investigation with respect to the Company. During 2024 the Company fulfilled its obligations under the installment plan related to the agreement and does not expect any further developments or provisions with respect to VAT matters. For more information about this investigation and its resolution, see “Additional Information—Legal Proceedings—Other legal proceedings.” For information on the financial effects of the resolution, see Note 9(iv) to our consolidated financial statements. The effects of any future tax-related investigations may have a material impact on our business and financial condition.

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

In addition, Inferred Mineral Resources are subject to significant uncertainty regarding their existence, grade, and economic and legal feasibility. There is no assurance that any part of estimated Inferred Mineral Resources will be upgraded to a higher category or that any Mineral Resources not already classified as Mineral Reserves will be reclassified as Mineral Reserves. Future exploration, technical studies, or economic assessments may not support the conversion of these Mineral Resources estimates to Mineral Reserves, which could materially and adversely impact our results of operations and finances.

We depend on our ability to replenish our Mineral Reserves for our long-term viability.

Mineral Reserves data is only indicative of future results of operations at the time the estimates are prepared and are depleted over time as we conduct our mining operations. We use several strategies to replenish and increase our Mineral Reserves that are depleted, including exploration activities and the acquisition of mining concessions. If we are unable to replenish our Mineral Reserves or to convert and develop our Mineral Resources, our business, results of operations and prospects would be materially and adversely affected.

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

Risk Factors

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

Health, safety and environmental risks

We are exposed to health, safety and environmental risks in our operations, and we may not be able to prevent accidents from happening.

Working underground in mines, in tailings’ dams and all of our activities are inherently risky, presenting potential health, safety, industrial, environmental and other risks for our operations, employees and communities within which we operate. Even though safety is the number one priority in all of our operations, we cannot guarantee that accidents will not happen, as they have in the past, which could cause substantial negative impact to our results of operations and reputation. See “Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Health, safety and well-being”.

The collapse of dams, dry tailings or other geotechnical structures may cause severe damages, including personal, property, reputational, environmental damages, and loss of life.

We own a significant number of dams, dry stacking disposal facilities and other geotechnical structures, which may present higher stability risks, especially related to liquefaction. We cannot guarantee that our safety measures will be sufficient and the collapse of any of these structures could cause significant loss of life, personal, property and environmental damage, as well as material adverse effect to our business, operations and reputation.

Health, safety and environmental laws and regulations, including regulations pertaining to adverse weather events, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.

Our mining and smelting activities are subject to Brazilian and Peruvian laws and regulations, including health, safety and environmental matters. In January 2023, the Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 (the “Directive”) entered into force. The Directive modernizes and strengthens the rules concerning certain social and environmental information that the Company has to report, ensuring that investors and other stakeholders can accurately assess the Company’s social and environmental impact. European Union Member States, including Luxembourg, had until July 2024 to adopt the provisions of the Directive into their national law. On March 29, 2024, the draft bill 8370 (the “CSRD Draft Bill”) was submitted to the Luxembourg parliament. The CSRD Draft Bill shall turn the Directive’s provisions regarding corporate sustainability reporting (the “CSRD”) and Commission Delegated Directive 2023/2775 regarding the adjustments of the size criteria for micro, small, medium-sized and large undertakings or groups into national law. In line with the CSRD, the main objective of the CSRD Draft Bill is to replace the existing legal regime regarding disclosure of non-financial and diversity information by certain large undertakings and groups, in particular by enhancing the existing rules on sustainability reporting and gradually extending them to a greater number of undertakings. While for the financial year 2024, only EU public interest entities (including listed entities) with more than 500 employees, which are large entities or parent companies of a large group, had to comply with CSRD requirements, the scope of entities will be extended for the financial year 2025 to large EU non-listed entities and EU non-listed parent companies of a large group exceeding at least 2 of the 3 thresholds: (i) 250 employees, (ii) a net turnover of €50 million; and (iii) a balance sheet total of €25 million. As a result, the Company will be required to comply with reporting obligations starting in 2026 with respect to the accounts for the fiscal year ending on December 31, 2025. Additional matters subject to legislation include, but are not limited to, transportation, mineral storage, water use and discharge, use of explosives, hazardous and other non-hazardous waste, and reclamation and remediation measures. Our operations are subject to periodic inspections and special inspections in certain circumstances by governmental authorities and consultation with local communities. In Peru, the Congress began a revision process of a law to prohibit economic activities in the headwaters of basins, which are currently considered vulnerable areas that require protection and mitigation measures. However, the revision process lost momentum and has shown no sign of progress to date. If adopted, this law could have a material impact on our projects in case any new projects were to occur in headwaters of basins. For more information about these Peruvian environmental regulations, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Environmental regulations”. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

Risk Factors

Regulatory and industry response to adverse weather events or other controls on greenhouse gas emissions, including limits on emissions from the combustion of carbon-based fuels, controls on effluent and restrictions on the use of certain materials, could significantly increase our operating costs and affect our customers and suppliers. Ongoing international efforts to address greenhouse gas emissions consist of controlling activities that may increase the atmospheric concentration of greenhouse gases. International agreements, like the Paris Agreement, Kyoto Protocol and COP26, are in different stages of negotiation and implementation. The measures included in such agreements may result in an increase of costs related to the implementation of new controls aimed at reducing greenhouse gas emissions, the purchase of credits or licenses for atmospheric emissions and the monitoring and registration of greenhouse gas emissions generated by our operations. These measures could adversely affect our business, financial position and results of operations. In December 2024, Brazil officially enacted a new law to regulate the carbon market, creating a legal framework aimed at reducing greenhouse gas (“GHG”) emissions and promoting sustainable development. This law introduces a structured carbon market, providing economic incentives for organizations to invest in reducing their carbon footprint and adopting green technologies. The key aspects of the law include: (i) establishment of the carbon market; (ii) creation of an emissions-cap and trade system; (iii) verification and reporting guidelines; (iv) compliance and penalties; (v) green projects and technology and (vi) market governance. In addition, the Brazilian government has initiatives to grant environmental licenses in connection with the license holder’s commitment to reducing greenhouse gases, especially in the state of Minas Gerais. As health, safety, and environmental regulations, requirements, best practices and industry standards are evolving and becoming stricter in Brazil, we may incur increased expenditures for compliance with these increasingly demanding requirements.

Pursuant to applicable environmental regulations and laws, we could be found liable for all or substantially all the damage caused by mining activities at our current or former facilities or those of our predecessors at disposal sites. We could also be found liable for all incidental damage due to the exposure of individuals to hazardous substances or other environmental damage, all of which could significantly and negatively affect our reputation. We cannot assure shareholders that our costs of complying with current and future environmental and health and safety laws and regulations, including decommissioning and remediation requirements, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect our business, financial position and results of operations.

ESG issues, including those related to adverse weather events and sustainability, may have an adverse effect on our business, financial condition, and results of operations, could damage our reputation, and may increase costs.

Public interest and legislative pressure related to public companies’ ESG practices may be material in numerous countries and jurisdictions and may continue to shift based on political conditions in the countries in which we operate and do business. If our ESG practices fail to meet regulatory requirements, our medium- and long-term ESG commitments, or the evolving expectations of groups of investors, customers, employees or other stakeholders in areas including environmental stewardship, support for local communities and community engagement, diversity, human capital management, employee health and safety, product quality, corporate governance and transparency, our reputation, brand and ability to attract and retain talent may be negatively impacted. Additionally, our customers and suppliers may be unwilling to continue to do business or partner with us.

Customers, consumers, investors and other stakeholders may focus on environmental issues, including adverse weather events and GHG emissions, dams, energy and water use, and other sustainability concerns. Concerns over the increasing severity of weather-related events may result in new or increased legal and regulatory requirements to reduce or mitigate impacts on the environment.

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

Risk Factors

In addition, our ESG practices and initiatives may result in increased operational costs, including monitoring and reporting costs, equipment costs, energy costs, and other costs to comply with our developing practices and initiatives. These additional costs could have a material impact on our business, results of operations and financial condition.

At the same time, certain political and regulatory developments, particularly in the United States, reflect a growing pushback against ESG and diversity initiatives, with some jurisdictions enacting policies that restrict or discourage ESG-related investment strategies and corporate initiatives. This could create additional challenges in balancing stakeholder expectations, potentially leading to legal, financial, or reputational risks if our ESG approach is perceived as misaligned with regulatory or investor sentiment in different markets.

Failure to meet ESG standards or achieve the Company’s environmental and social related goals could adversely affect its business, reputation, brand, results of operations, and/or financial condition.

We disclose information about our environmental, social and governance goals and initiatives in our annual sustainability report, other non-financial reports, information provided on our website, press statements, and other communications. This disclosure includes voluntary commitments made by us regarding GHG emission reductions, water consumption, safety among others.

Execution and achievement of our ESG and GHG goals within the currently estimated investments, costs and expected timeline is subject to risks and uncertainties which include, but are not limited to, availability, development, and affordability of technology needed to keep our commitments; unplanned issues with design, operations, and technology; inability to obtain required permits or licenses; lack of necessary materials and parts; changing products to meet customer needs and their acceptance of environmentally sustainable supply chain solutions; shifts in public opinion and political leadership; our ability to follow new rules, taxes, orders, or regulations related to climate matters.

Natural disasters and increasing severity of weather-related events could affect our business.

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño and La Niña weather phenomena, Peru typically experiences extreme weather events that lead to flooding and mudslides, and which could adversely affect our operations. In the past, extreme flooding and mudslides in Peru have interrupted the supply of metal concentrates from our mines and the supply of zinc products to our plants. In addition, Brazil has been experiencing increasingly unpredictable and severe weather events, including historically heavy rainfall in multiple consecutive years. The physical impact of adverse weather events on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea and river levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency and intensity as a result of increasing severity of weather-related events, which may adversely affect our operations. For example, Aripuanã faced intense fires in its surrounding areas due to the severity of the drought season in the state of Mato Grosso. Our local team effectively responded to these events ensuring the safety and stability of operations, but we cannot guarantee that any future natural disasters or events will not adversely affect our operations. Although we have certain insurance policies covering damage caused by natural disasters, extensive damage to our properties and facilities and staff casualties due to natural disasters may not be covered by our insurance policies and/or could materially and adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

In addition, the potential physical impact of adverse weather events on our operations is highly uncertain and would be particular to the geographic circumstances of our facilities and operations. It may include changes in rainfall patterns, water shortages, forest fires, rising sea and river levels, changing storm patterns and intensities and changing temperatures. These effects may materially impact the cost, production and financial performance of our operations.

Global or regional health considerations, including the outbreak of a pandemic or contagious disease, have impacted and could continue to impact our business, financial condition and results of operations.

Risk Factors

Pandemics or health crises could have significant impacts, including disruption to financial markets, rising inflation, and increased volatility due to market expectations for a global recession. The outbreak of contagious diseases, or future pandemics and public crises could present risks to our operations (including the ability of employees to be physically present at work), employee health and safety, mandatory operational closures and general macroeconomic activity, including international market prices for the metals we produce, as well as have a severe impact to our business, customers, or supply chain. This impact could continue for an extended period of time or impact our financial condition and results of operations and continued weak or worsening economic conditions could negatively impact demand for our products.

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

In all these countries, we are exposed to various additional risks over which we have no control, such as social unrest, bribery, cyberattacks, extortion, corruption, robbery, sabotage, kidnapping, civil strife, terrorism, acts of war and guerilla activities. These issues may adversely affect the economic and other conditions under which we operate in ways that could have a material and adverse effect on our business.

The current Brazilian political landscape may result in difficulties for the Brazilian federal government to obtain a majority of votes in the National Congress, which may lead to delays in the approval or the non-approval of certain economic measures, which may adversely affect Brazil’s economic growth and inflationary environment. These instabilities in Brazil may impair our business, financial condition or results of operations or adversely affect the market value of our securities. Similarly, in recent years, Peru has experienced great political turmoil, including presidential coups and popular unrest, protests and violence. This has a direct impact on the economic outlook in the country. Inflation reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations. Political instability in Peru may also have an impact on relevant legislation and regulation that affects our business in Peru.

Changes in global trade policy could adversely affect our business.

Political leaders in the United States and in other countries have been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries and has made proposals and taken actions related thereto. In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including steel and aluminum and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Other countries, including Mexico, have threatened retaliatory tariffs on certain U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our financial performance. Any global trade disputes may have negative effects on the economies and economic prospects of the countries in which we operate, which in turn may negatively affect our business and results of operations.

Risk Factors

Recent and potential changes in commercial and mining laws, including trends like resource nationalism, may significantly impact our mining operations.

Changes to the Brazilian and Peruvian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties and tax-related expenses, among others. Any changes in the interpretation of Brazilian or Peruvian mining laws and regulations, including changes to our concession agreement and changes in commercial rules and protections, may increase our compliance, operational or other costs. In 2012, Peru launched REINFO (Registro Integral de Formalización Minera), a registration program that grants temporary permits to operators of informal mining activities while operators wait for formal approval. During this period, such operators are not required to adhere to the regulations governing the operations of formally approved mining operations, such as ours. Such regulations include the prohibition of mining in concession areas without the concession holder’s approval. The program has become increasingly popular in recent years and has been extended several times. The last extension occurred in December 2024, as a result of a protest by miners benefitting from the granting of these temporary permits. The establishment of REINFO has increased the presence of informal mining activities in Peru, including the mining of copper. The institutionalization of informal mining activities by the Peruvian government may significantly and adversely affect our operations and projects.

In December 2022, a new tax on mining operations was approved in the state of Mato Grosso, where the Aripuanã project is located. The Brazilian Supreme Court declared the tax unconstitutional, however in December 2023, a new tax replacing the previous tax was approved by the state of Mato Grosso. We continue to follow and support the discussions about the constitutionality of the new regulation, carried out by an association of the Mining Sector, but cannot guarantee that the outcome will be favorable to Nexa.

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

In Brazil, we may need to renew exploration authorizations related to our Brazilian mining operations 60 days prior to their expiration date if we determine that we continue to have an economic or business interest in the area. If we fail to demonstrate the existence of technical and economically viable mineral deposits in an area covered by an exploration authorization, we may be required to return it to the ANM. The ANM may then grant exploration authorizations to other parties that may conduct other mineral prospecting activities at said area. With respect to mining concessions, there is no renewal requirement once we have obtained such concession. However, we must continue to assess the mineral potential of each mining concession to determine if the costs of maintaining the related exploration authorizations and mining concessions are justified by the results of operations to date. If such costs are not justified and we abandon the mine or suspend the mining activities without the formal consent of the regulatory authority for a period of more than 180 days, we may lose the respective mining concessions. Alternatively, we may elect to withdraw or assign some of our exploration authorizations or mining concessions.

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

Risk Factors

Our operations depend on our relations and agreements with local communities, and new projects require carrying out a prior consultation procedure.

There are several local communities that surround our operations in Brazil and Peru, most of which we have entered into agreements with that provide for the use of their land for our operations. We also interact with regional and local governments and depend on our close relations with local communities and such governments to carry out our operations. From time to time, we may experience disputes with local communities and if our relations with the local communities and such governments were to deteriorate, or the local communities do not comply with the existing agreements or renew them upon expiration, it could have a material adverse effect on our business, reputation, properties, operating results, financial position or prospects. In addition, a disruption in the relations between the local communities, governments and other parties may affect us indirectly. For additional information, see “Mining Operations—Atacocha—Operations and infrastructure.”

We also may face certain risks in relation to artisanal mining near the areas in which we operate. The increase of artisanal mining activity or the failure of these artisanal miners to abide with our existent agreement may have an adverse effect on the development of our operations. For example, see “Mining Operations—Aripuanã—History.”

Furthermore, to develop new projects in the countries in which we operate on land owned by, or in the possession of, third parties, we need to reach an agreement with such third parties to use that land. Any delay or failure to reach such agreements or obtain governmental approvals for our new projects could result in a material and adverse effect on our business, properties, operating results, financial position or prospects.

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

On January 1, 2024, new transfer pricing regulations came into effect in Brazil, which adopted an arm’s length principle to transfer pricing similar to that of the Organization for Economic Co-operation and Development (OECD). Additionally, a substantial VAT tax reform for indirect and consumption taxes that eliminates existing federal, state and municipal indirect taxes and creates three classes of taxes was approved in Brazil in December 2023 and will begin as of 2026. The reform’s goals are simplification, competitiveness and uniformization of legislation, and a long and gradual transition period is expected from 2026 to 2033. On January 16, 2025, Lei Complementar (Complementary Law) 214 was approved, which lays the foundation for tax reform and regulates the Constitutional Amendment 132/23 and institutes the Tax on Goods and Services (IBS), the Social Contribution on Goods and Services (CBS), the Selective Tax (IS) and creates the IBS Management Committee. Complementary Law 214 requires careful analysis of its rules and impact, especially given the significant changes that were discussed in each house of Congress. Therefore, the Company is currently assessing the impact of the legal framework on its operations and there is no assurance that these new regulations will not increase taxes for Nexa and will not materially and adversely affect our business.

Risk Factors

Additionally, the OECD’s Pillar Two tax reform, which establishes a global minimum effective tax rate of 15%, became effective in Luxembourg on January 1, 2024. See “Taxation—Luxembourg tax considerations” for more information about this tax regime and its potential impact on Nexa. Brazil enacted Pillar Two legislation during 2024, which went into effect on January 1, 2025. Peru has not yet enacted the Pillar Two legislation, however adopting this regime could have a potential impact on our business, financial position and results of operations. During 2024, we performed an assessment of our potential exposure to Pillar Two income taxes based on the OECD transitional safe harbor rules. This assessment was performed based on the interim financial information of the constituent entities in the group. As a result of the assessment performed, we determined that the jurisdictions where we operate qualify for at least one of the transitional safe harbor rules, and management is not currently aware of any circumstances under which this might change but cannot assure that it will not materially and adversely affect our business.

Further, we are engaged in ongoing tax-related matters with the SUNAT related to the stability agreement of Cerro Lindo’s operations. The Peruvian tax authority issued unfavorable tax decisions against the Company for the years ended December 31, 2014, 2015, 2016 and 2017. In 2024, SUNAT concluded the tax audit for the year ended December 31, 2018. and recognized that part of the production was within the stabilization criteria, thus decreasing the contingency compared with the previous years. As of the date of this annual report, SUNAT is now auditing the year-ended December 31, 2019. Discussions with SUNAT are expected to evolve in 2025, including potential audits of the years-ended December 31, 2020, and 2021, which are the last fiscal years covered by the stability agreement. Although the Company continues to believe that there are legal grounds to obtain favorable outcomes in these matters, Nexa may have to pay the disputed amounts under discussion to continue the legal process either in judicial or international arbitration levels which may impact Nexa’s results, cash flow and liquidity. For more information, see “Additional Information—Legal Proceedings” and Note 11(d) to our consolidated financial statements.

In addition, we may face the risk that SUNAT does not recognize the deductibility of certain expenses in our calculation of Corporate Income Tax, which could lead to tax assessments against us.

The Brazilian, Peruvian or Luxembourg governments may implement additional changes to tax regulations in the future, which could adversely affect our business, financial position, and results of operations.

Our business, financial position and results of operations may be adversely affected by inflation.

Certain countries in which we operate are still experiencing or have experienced high inflation in the past and may continue to experience high inflation in the future, which may impact on our operational costs and domestic demand for our products. While global inflationary pressures decreased in 2024 compared to 2023, they are expected to increase in 2025 due to potential international trade conflicts as the United States imposes import tariffs on various countries, such as, Mexico, Canada and China, and those countries impose retaliatory measures, thereby increasing prices globally. Despite these challenges, central banks are expected to continue efforts to maintain inflation within or close to the established targets. These pressures have already impacted on our operating margins through cost increases and may increase the cost of financing and impact on our ability to access international financial markets. Further, government policies in the countries where we operate could materially and adversely affect their overall national economies, which in turn may materially and adversely affect us. Furthermore, as we follow international market prices, we may not be able to adjust the prices we charge our customers to offset potential effects of inflation on our cost structure. In addition, although the functional currency for our Peruvian operations is the U.S. dollar, high inflation rates could still increase our operating costs, further adversely impacting our operating margins if we are not able to pass these increased costs on to consumers.

Risk Factors

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

The courts in some of the jurisdictions in which we operate may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, there may be limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, joint ventures, licenses, license applications or other legal arrangements. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications, tax agreements, or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our business and results of operations. Finally, certain interpretations of regulations and laws may lead to increasing governmental fines and sanctions, even for non-material violations of these rules and regulations. If Nexa is deemed to be in violation of agency regulations or court rulings and is required to make payments in connection with the alleged violations, this may have a material impact on our business, results of operations and financial position.

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

As of March 27, 2025, VSA owns 64.68% of our issued and outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors, the allocation of profits, the appointment of external auditors and the approval of mergers, acquisitions or other extraordinary transactions. VSA may also have interests that differ from those of our other investors and may vote in a way that conflicts with or is adverse to the interests of our other investors. Additionally, VSA’s control over us may result in a lack of trading liquidity.

In addition, we have entered into several shared services contracts and similar agreements with other entities within the Votorantim Group in order to achieve operational economies of scale. Since we rely on the Votorantim Group for the negotiation, renewal and extension of these agreements, there can be no assurances that we will always have access to the services procured pursuant to these agreements at the same prices and conditions. See “Share ownership and trading—Related Party Transactions.”

Dividends or other distributions paid by us on our common shares will generally be subject to Luxembourg withholding tax.

Any dividends or other distributions paid by us on our common shares will be subject to a Luxembourg withholding tax at a rate of 15.0% unless an exemption or reduction in rate applies. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under certain circumstances, distributions such as share capital reductions or share premium reimbursements may not be subject to withholding tax, but there are no assurances that we will be able to make such distributions in the future. See “Additional Information—Taxation—Luxembourg tax considerations—Shareholders.”

The rights of our shareholders, and the responsibilities of VSA as our controlling shareholder, are governed by Luxembourg law and are subject to certain Brazilian law provisions, and differ in some respects from the rights and responsibilities of shareholders under the laws of other jurisdictions, including the United States and Canada, and shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of association and by the laws governing limited liability companies organized under the laws of Luxembourg, as well as such other applicable local law, rules and regulations, and certain provisions of Brazilian corporate law. The rights of our shareholders and the responsibilities of VSA as our controlling shareholder and of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States or Canada. There may be less publicly available information about us than is regularly published by or about U.S. or Canadian issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States or Canada, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of non-controlling shareholders as corporation laws in the United States or Canada. Therefore, shareholders may have more difficulty protecting their interests in connection with actions taken by us, our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States or Canada.

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

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares, we generally cause our operating subsidiaries, including subsidiaries that are not wholly-owned by Nexa, to make distributions to the parent company in an amount sufficient to fund any such dividends or distributions to Nexa’s shareholders. Although as of December 31, 2024, there were no material contractual restrictions on our subsidiaries’ ability to make distributions, their ability to do so is subject to, among other things, their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

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

Business overview

Overview

We are a leading large-scale, low-cost integrated metals producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America.

We own and operate four long life polymetallic mines, two located in the Central Andes of Peru, one located in the state of Minas Gerais in Brazil, and one located in the state of Mato Grosso in Brazil. We also own and operate one low-cost polymetallic mine in the Central Andes of Peru.

The majority of our operations are large-scale, modern, mechanized mines. Our mines are located in close proximity to each other or to our smelters, creating synergies and operational efficiencies. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 30 largest zinc-producing mines globally. Combined with our other mining operations, this placed us among the top five global zinc producers in 2024, according to Wood Mackenzie. In addition to zinc, which accounted for 50.5% of our mined metal production in 2024, measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and, to a lesser extent, gold as by-products, which reduce our overall costs to produce mined zinc.

We also own and operate one zinc smelter in Peru (Cajamarquilla) and two zinc smelters in Brazil (Três Marias and Juiz de Fora), which produce metallic zinc, zinc oxide and several by-products. In 2024, we were the fifth largest producer of refined zinc globally, according to Wood Mackenzie. Our smelters are the only units of their kind in Latin America (excluding Mexico), providing us with benefits from higher premiums in the region. Cajamarquilla is the only operating zinc smelter in Peru and was ranked as the fifth largest zinc smelter globally by production volume in 2024, according to Wood Mackenzie. Peru is the third largest producer of mined zinc in the world, ensuring long-term supply of zinc concentrates to Cajamarquilla. Given our proximity to concentrate producers (both to our own mines and third-party producers), we also benefit from freight parity.

In 2024, we successfully achieved our production, sales, costs and investment guidance despite a challenging global macroeconomic environment and production delays at Aripuanã. The persistence of high inflation and high interest rates, ongoing global conflicts, including the Russia-Ukraine war and the conflict in the Middle East, and uncertainties surrounding the performance of key sectors of the Chinese economy, significantly increased commodity price volatility. These factors contributed to a slowdown in global economic growth and intensified inflationary pressures throughout the year. We met our consolidated mining production guidance, with zinc, lead, and silver production within the annual guidance range, while copper production exceeded the upper end of the range, metal sales were in line with the mid-range of the guidance, and mining and smelting cash costs were in line with our guidance range.

Mining production increased in 2024 as compared to 2023, mainly driven by higher output at our Cerro Lindo, Aripuanã and Atacocha mines, despite lower production at Vazante and the sale of Morro Agudo. In the smelting segment, production also rose compared to 2023, largely due to increased production volumes at the Cajamarquilla smelter, supported by enhanced operational stability, reduced downtime, increased demand, and efficient logistics across our supply chain.

In 2024, zinc production decreased by 1.8% compared to 2023, mainly due to the sale of Morro Agudo and lower production at Vazante. Our mining operations produced 327.0 thousand tonnes of zinc contained in concentrates, 35.7 thousand tonnes of copper contained in concentrates, 69.3 thousand tonnes of lead contained in concentrates, 11,694.1 thousand ounces of silver and 36.0 thousand ounces of gold, for a total of 646.9 thousand tonnes of metal on a zinc equivalent basis (based on the average LME prices in 2024).

Total production (zinc metal + oxide) in 2024 increased 1.2% compared to 2023. Our smelters produced 594.7 thousand tonnes of zinc metal and oxide available for sale in different formats and sizes during 2024, along with by-products, including sulfuric acid, silver concentrate, copper cement and copper sulfate.

Business Overview

Our smelters primarily process zinc concentrate, 51.9% of the total zinc raw material consumption was sourced from our mines during 2024, while 48.1% was purchased from third parties or obtained as secondary raw material (excluding oxide). In 2024, the total production volume of the contained zinc in concentrates produced by our mines was processed by our own smelters, however, 0.7% was resold to a third-party customer due to a swap contract negotiation. All our copper and lead concentrates were sold to third parties. We market our products both in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil and Peru. Additionally, we own energy assets (hydroelectric power plants) in both Brazil and Peru, which provide us with access to a reliable and competitive power supply.

The ramp-up activities at Aripuanã started in 2022 and continued throughout 2023. These activities progressed steadily in the first quarter of 2024, with a focus on increasing the plant throughput rate, improving concentrate grades, and maximizing metal recoveries. In June 2024, Aripuanã achieved a milestone by generating positive operational cash flow. The ramp-up phase was completed in June 2024. We continue to actively improve operational performance, with a particular focus on the tailings filter circuit. Although the circuit has significantly increased its capacity since production startup, it still faces challenges related to available capacity. To further enhance and sustain utilization capacity at optimal levels, we are adding a fourth filter, which is scheduled for delivery and installation in 2025. Commissioning is expected for the first quarter of 2026. This addition is expected to address current operational challenges while expanding filtering capacity. Additionally, we have been actively working to reduce the talc levels in the flotation circuit and have implemented several initiatives aimed at improving drainage, wetland enhancement, and dam basin cleanliness. These efforts are expected to improve control over key operational and environmental processes as we prepare for the 2025 rainfall season. In 2025, we also expect to continue focusing on increasing the plant throughput rate, improving concentrate grades, and maximizing metal recoveries.

On July 1, 2024, we sold the Morro Agudo Complex in Minas Gerais, Brazil for R$80 million (approximately US$16 million). Also, in the third quarter of 2024, we entered into agreements to sell our non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C. (owner of the Chapi copper mine) as well as Compañía Minera Cerro Colorado S.A.C. (owner of the greenfield Pukaqaqa Project).

In the fourth quarter of 2024, our Board of Directors, through the Finance Committee, approved the first phase of the Cerro Pasco Integration Project, specifically the tailings pumping and piping system, following a recommendation from the Sustainability and Capital Projects (“SCP”) Committee. This strategic milestone aims to significantly extend the life of the mining complex through an increase in the tailing’s storage capacity. The investment plan includes the construction of a tailing’s treatment plant and its auxiliary structures at El Porvenir, along with the refurbishment of a 6 km tailings pipeline (mostly underground) connecting El Porvenir to Atacocha’s tailings storage facility. Detailed engineering has been concluded, and construction is planned to start in the second quarter of 2025.

On November 18, 2024, Nexa Resources Atacocha S.A.A., our subsidiary, completed a capital increase through new monetary contributions amounting to US$37 million. This capital increase is aimed at financing investments related to the development of the Cerro Pasco Integration Project and strengthening our financial and equity position. The shareholder subscription process took place in three rounds. At the beginning of the subscription process, Nexa Resources El Porvenir S.A.C. held 97.89% of Class A shares (with voting rights) and 36.66% of Class B shares (without voting rights) in Nexa Resources Atacocha S.A.A. By the end of the three subscription rounds, its holdings increased to 99.35% of Class A shares and 60.86% of Class B shares, further consolidating its position for a total stake of 82.08%. As a result, we also increased our total (direct and indirect) ownership of Nexa Resources Atacocha S.A.A., from 81.78% to approximately 83.00%, effective as of January 15, 2025.

On December 17, 2024, Nexa purchased 9,859,155 common shares of Tinka Resources Ltd. at a price of C$0.10 per share, increasing its ownership from 18.23% (or 71,343,053 common shares) to approximately 19.87% (or 81,202,208 common shares) of the issued and outstanding common shares of Tinka. Tinka holds 100% of the Ayawilca zinc-silver project, one of the largest zinc deposits in Peru.

In August 2024, we received the Gold Seal from the Brazilian GHG Protocol Program, awarded by the Fundação Getúlio Vargas. This recognition underscores our commitment to transparency and excellence in greenhouse gas emissions reporting, based on 2023 data. In 2024, for the fifth consecutive year, we were named one of the five most innovative companies in the Mining, Metallurgy, and Steel sectors by the Valor Inovação Brasil 2024 Awards, one of the most prestigious innovation awards in in Brazil, climbing 42 positions in the overall rankings. In September 2024, more than 3,500 employees across Peru and Brazil joined our Internal Workplace Accident Prevention Week 2024, underscoring out shared commitment to health and safety. In May 2024, we, in collaboration with the Brazilian Mining Association, Brazilian Mining Hub, and other mining companies in Brazil, we began discussions on structuring a decarbonization roadmap for the mining sector in Brazil.

Business Overview

In June 2024, we launched the ninth edition of our solid and recognized Mining Lab Challenge program, inviting innovative solutions from the global ecosystem to address five defined challenges across three main themes: decarbonization, circular economy, and productivity and security. In the early months of 2024, we supported approximately 30 families in Cerro Pasco by providing shelters to safeguard their livestock from frost, thereby improving ovine production quality in the Huancamachay community. This initiative was aimed at enhancing local economic development and underscoring our commitment to ESG principles and community development. In November 2024, as part of our ongoing decarbonization efforts, we installed Hydragen technology at the Vazante mine. This technology, designed to reduce carbon emissions in diesel engines and improve fuel efficiency, has shown promising preliminary results. Notably, it has led to fuel savings, a reduction in greenhouse gas emissions, and significant decreases in carbon monoxide, particulate matter, and temperature levels at the mining fronts. During the fourth quarter of 2024, as part of Nexa’s circular economy initiatives, we advanced in the commercialization of jarosite residue by producing eco-friendly blocks and demonstrating their safety and mechanical resistance.

In December 2024, we completed a comprehensive study on the Life Cycle Assessment (“LCA”) of Nexa’s products. This analysis evaluated the environmental impact at each stage of the value chain, from raw material extraction through production, use, and disposal, following the cradle-to-gate approach. By assessing the inputs (materials and energy) and outputs (emissions and waste) at each stage, the LCA process provides valuable insights into opportunities for improvement, supports sustainable decision-making, ensures compliance with regulations, and enhances our corporate reputation. Also in December 2024, we completed the reengineering of 12 ZnO furnaces to operate using bio-oil, a significant milestone in advancing our sustainability targets. This initiative is expected to reduce our annual CO2 emissions.

In January 2025, we announced the adoption of a new dividend policy aimed at providing additional transparency and a consistent return to our shareholders while balancing financial flexibility. The policy outlines the distribution of annual dividends, subject to its governance framework and the availability of distributable amounts as per Luxembourg law. The annual dividend amount will be determined based on several factors, including: (i) our cash balance; (ii) free cash flow and earnings generated during the year; (iii) our leverage, measured by the Net Debt to adjusted EBITDA ratio; (iv) capital investment programs and other capital allocation decisions; (v) expected future cash flows from operations; (vi) market volatility; and (vii) strategic planning considerations. In line with these factors, Nexa targets an annual dividend of up to 20% of free cash flow pre-events, with a minimum payment of US$0.08 per common share.

In February 2025, as part of our ongoing commitment to adhere to best corporate governance practices, we updated our insider trading and disclosure policies. These enhancements reinforce our dedication to transparency and integrity, ensuring that we maintain the highest standards as a publicly traded company.

History

We commenced operating in 1956 under the name “Companhia Mineira de Metais”, in the state of Minas Gerais, Brazil. After a series of restructurings in the subsequent fifty-eight years, in 2014, a new corporate governance model was implemented by our controlling shareholder VSA in the corporate group. The main consequence of this new corporate model was that the new governance structure demanded a higher level of empowerment and accountability of senior management, and the establishment of a Board of directors at each company. In addition, in connection with the implementation of the new corporate governance model, VSA’s equity participations in Nexa CJM (formerly Votorantim Metais – Cajamarquilla S.A.) and Nexa Brazil (formerly Votorantim Metais Zinco S.A.) were transferred to Nexa Resources on June 18, 2014, and July 1, 2014, respectively.

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

Nexa Peru

Currently, Nexa Peru’s share capital consists of 1,257,754,353 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in the capital of Nexa nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2024, approximately 67.02% of the investment shares are free float and 32.98% are treasury shares.

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

Producing mines and smelters

Our mines are:

•	Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly-owned by Nexa Peru, which is 83.55% directly and indirectly owned by Nexa Resources. Operations began in 2007 and, in 2024, the Cerro Lindo mine produced approximately 86.2 thousand tonnes of zinc contained in concentrates, 29.9 thousand tonnes of copper contained in concentrates, 13.9 thousand tonnes of lead contained in concentrates, 4,268.0 thousand ounces of silver contained in concentrates and 4.9 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 21.0 thousand tonnes of ore per day.

Business Overview

•	Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources. Operations began in 1969 and, in 2024, the Vazante mine produced approximately 140.7 thousand tonnes of zinc contained in concentrates, 0.9 thousand tonnes of lead contained in concentrates and 470.0 thousand ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 5.0 thousand tonnes of ore per day.
•	El Porvenir. Our El Porvenir mine is an underground mine located in Peru (part of the Cerro Pasco Complex) wholly-owned by Nexa Resources El Porvenir S.A.C., which is 83.55% directly and indirectly owned by Nexa Resources. Operations began in 1949 and, in 2024, the El Porvenir mine produced approximately 50.6 thousand tonnes of zinc contained in concentrates, 0.3 thousand tonnes of copper contained in concentrates, 26.8 thousand tonnes of lead contained in concentrates, 4,641.7 thousand ounces of silver contained in concentrates and 8.0 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.5 thousand tonnes of ore per day.
•	Atacocha. Our Atacocha mine is an underground and open pit mine located in Peru (part of the Cerro Pasco Complex) wholly-owned by Nexa Resources Atacocha S.A.A. (formerly Compañía Minera Atacocha), which is 81.78% directly and indirectly owned by Nexa Resources. As a result of the capital increase process in Nexa Resources Atacocha S.A.A., we also increased our total (direct and indirect) ownership from 81.78% to approximately 83.00%, effective as of January 15, 2025. Operations began in 1938 and, in 2024, the Atacocha mine produced approximately 10.4 thousand tonnes of zinc contained in concentrates, 12.3 thousand tonnes of lead contained in concentrates, 1,213.0 thousand ounces of silver contained in concentrates and 9.1 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.4 thousand tonnes of ore per day. In 2020, the mine was placed under a mandatory temporary suspension period in response to COVID-19. Due to the effects of COVID-19, the uncertain macroeconomic scenario and our efforts to reduce costs and improve operational efficiency, we decided not to resume the Atacocha underground mine after the mandatory temporary suspension of our operations in Peru and we placed it under care and maintenance, where it remains to date.
•	Aripuanã. Our Aripuanã mine is an underground mine located in Brazil wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources. Ramp-up activities at the Aripuanã mine began in 2022, and as of June 2024, the mine is no longer in the ramp-up phase and has transitioned to an ongoing operation. In 2024, the Aripuanã mine produced approximately 31.6 thousand tonnes of zinc contained in concentrates, 5.5 thousand tonnes of copper contained in concentrates, 13.1 thousand tonnes of lead contained in concentrates, 1,101.3 thousand ounces of silver contained in concentrates and 14.0 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.3 thousand tonnes of ore per day.

Our smelters are:

•	Cajamarquilla. Our Cajamarquilla smelter, which is wholly-owned by Nexa CJM, which is 99.997% directly and indirectly owned by Nexa Resources, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America (excluding Mexico) and was the fifth largest zinc smelter in the world in 2024, according to Wood Mackenzie. This smelter uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 344.4 thousand tonnes of contained zinc per year, Cajamarquilla produced 334.1 thousand tonnes of zinc metal available for sales in 2024 and 323.1 thousand tonnes in 2023. In 2024, 31.1% of the zinc contained in raw material used by Cajamarquilla was sourced from our mines in Peru and 68.9% was purchased from third parties or obtained from secondary feed materials.

Business Overview

•	Três Marias. Our Três Marias smelter, which is wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate. This smelter uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 192.2 thousand tonnes of refined metal per year, Três Marias produced 178.7 thousand tonnes of zinc metal and oxide in 2024 and 182.3 thousand tonnes in 2023. In 2024, 88.5% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 11.5% was purchased from third parties or obtained from secondary feed materials.
•	Juiz de Fora. Our Juiz de Fora smelter, which is wholly-owned by Nexa Brazil, which is 100% owned by Nexa Resources, is located in Brazil and began operating in 1980. This smelter uses Roast-Leach-Electrowinning and Waelz Furnace technologies. With a nominal production capacity of 96.9 thousand tonnes per year, Juiz de Fora produced 82.0 thousand tonnes of zinc metal in 2024 and 82.1 thousand tonnes in 2023. In 2024, 56.2% the zinc raw material used in Juiz de Fora was zinc concentrate sourced from our mining operations, 28.4% was purchased from third parties and 15.4% was obtained from secondary feed materials from electric arc furnace (“EAF”) and brass oxide.

Growth Projects

In addition to our operating mines and smelters, a component of our business focuses on growth and exploration, which are activities associated with ascertaining the existence, location, extent or quality of a mineral deposit. Our growth and exploration activities encompass brownfield and greenfield projects. Brownfield projects are exploration or development projects near or within our existing operations, which can share infrastructure and management of our existing operations. Greenfield projects are exploration or development projects that are located outside the area of influence of our existing mine operations and/or infrastructure, which will be independently developed and managed from our existing operations. Most of our brownfield and greenfield projects are in the pre-feasibility or feasibility stages.

The evolution of a greenfield project until it reaches full/normal capacity can take decades. The steps that a project typically follows to reach full/normal capacity are: exploration (for mining projects), pre-feasibility, feasibility study, construction/execution, commissioning, ramp-up, and full/normal capacity. Aripuanã was the only greenfield project that Nexa has built in recent decades and was in the ramp-up stage until June 2024.

In addition to our operating mines and smelters, we have interests in three greenfield projects in Peru (Magistral, Hilarión and Florida Canyon Zinc) and one in Namibia, as well as a number of prospects in Peru, Brazil and Namibia. For more information about the projects, please see “Information on the Company—Mining operations—Mining greenfield projects.” Nexa also owns 19.87% of the issued and outstanding shares of Tinka Resources Limited, which in turn owns 100% of the Ayawilca zinc-silver development project located 40 kilometers northwest of Cerro de Pasco in Central Peru.

Mining Operations

Mining operations

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Mining Operations

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production in each metal and zinc equivalent production in each of our operating mines.

To calculate the zinc equivalent production for the years ended December 31, 2024, 2023, and 2022, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2024, namely, US$2,779.0 per tonne (US$1.26 per pound) for zinc, US$9,146.8 per tonne (US$4.15 per pound) for copper, US$2,072.7 per tonne (US$0.94 per pound) for lead, US$28.3 per ounce for silver and US$2,386.2 per ounce for gold.

Mining Operations

	For the Year Ended December 31,
	2024	2023	2022
Treated Ore (in tonnes)	13,420,966	13,846,530	12,343,018
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	326,995	333,154	296,403
Copper (in tonnes)	35,698	33,385	33,219
Lead (in tonnes)	69,303	65,194	57,448
Silver (in oz)	11,694,073	10,300,672	9,974,462
Gold (in oz)	36,027	27,627	27,216
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalent)	242,567	220,984	249,446
Vazante (in tonnes of zinc equivalent)	146,229	152,598	137,210
El Porvenir (in tonnes of zinc equivalent)	125,654	126,500	120,319
Atacocha (in tonnes of zinc equivalent)	39,738	37,212	41,330
Aripuanã (in tonnes of zinc equivalent)	82,775	53,502	1,755
Morro Agudo(1) (in tonnes of zinc equivalent)	9,946	36,191	30,474
Total	646,908	626,987	580,535

(1) Considers only the four months of operations from January to April 2024. On April 30, 2024, we sold the Morro Agudo Complex.

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
Average Ore Grade
Zinc (%)	2.90	2.90	2.78
Copper (%)	0.35	0.34	0.34
Lead (%)	0.67	0.66	0.62
Silver (in ounces per tonne)	1.16	1.00	1.07
Gold (in ounces per tonne)	0.006	0.005	0.005

Each of these mining properties consists of one mine, one treatment plant and related infrastructure. We summarize below information as of December 31, 2024, for each of our five mines. For an overview of our reserves and resources, see “Mineral Reserves and Resources—Disclosure of Mineral Reserves and Resources”, “Mineral Reserves and Resources—Mineral Reserves” and “Mineral Reserves and Resources—Mineral Resources.”

We have determined that our material properties are Cerro Lindo, Vazante, Cerro Pasco Complex and Aripuanã. As there has been no material changes in the reported reserves or resources for these mining properties since the last Technical Report Summary filed, we are not including new Technical Report Summaries in connection with this filing. Below is the individual property disclosure for each of these properties.

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

Title, leases and options

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions totaling approximately 43,927.8 hectares and one beneficiation concession, covering an area of 518.8 hectares.

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

Cerro Lindo is currently subject to payment of royalties. The tax stability agreement expired on December 31, 2021, and the historical applicability thereof is subject to certain disputes with tax authorities. For more information, see “Additional Information—Legal Proceedings—Other legal proceedings.” As of January 2022, Nexa Peru is required to pay royalties and special mining tax to the Peruvian government. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework.” As of December 31, 2024, Nexa Peru held a seawater extraction license, granted under Administrative Resolution No. 0033-2012-ANA-ALA MOC, for a total volume of 3,153,600 m3 per year (8,640 m3per day).

Cerro Lindo holds a number of permits in support of the current operations. The permits are Resolutions issued by the Peruvian authorities upon approval of mining environmental impact assessments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

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

In 2024, mineral exploration in Cerro Lindo focused on extending known orebodies, particularly OB-8B and OB-8C, located southeast of the mine, and investigating potential new mineralized zones. Exploration efforts also targeted the Patahuasi Millay geophysical anomaly, which was the main focus of exploratory drilling in 2024 and resulted in its transition to an early-stage greenfield target. Drill holes at the Pucasalla target and its extensions indicated the presence of sulfide zones but without significant results. Drilling activities also continued at the Puca Punta target. Despite some delays caused by weather and operational challenges, significant progress was made in advancing the exploration program.

During 2024, we completed approximately 25.4 km of diamond drilling in 25 drill holes with 4 drill holes currently in progress that are expected to be concluded in 2025, divided between surface and underground exploration drillings. By the end of 2024, we had achieved key milestones, including significant advancements in extending known orebodies and evolving the exploratory drilling program.

Mining Operations

During 2025, we expect to complete a total of 7.6 km of exploratory drilling. Our goals are to continue extending known orebodies, including OB-8C, and to construct new access and platforms to support the exploratory drilling program.

In 2024, we spent US$9.2 million in exploration expenses for Cerro Lindo, primarily associated with diamond drilling, geochemistry analysis and geological research works. We have budgeted US$3.5 million for 2025 to continue our exploration program, including data interpretations, geochemistry, geophysical and exploratory drilling campaign, including near mine drilling.

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

We have completed construction of all key infrastructure required for mining and processing operations, including the underground mine, access roads, power lines, water pipelines, the desalination plant, offices and warehouses, accommodations, the process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, the paste-fill plant and the dry-stack tailings storage facilities. A new freshwater pipeline from the desalination plant on the coast to the mine was completed in 2020 and is operational. The national grid supplies electrical power for the mine site.

In 2024, we spent US$47.1 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development and equipment replacement.

In 2024, exploration drilling activities faced delays due to heavy rainfall at the mine site and operational challenges related to exploratory drilling in long hole drilling; however, these disruptions did not significantly impact the overall progress of the exploration program.

In 2024, Nexa began using Digital Twin technology and predictive maintenance at Cerro Lindo. The use of this technology has delivered significant operational improvements. This pilot project aims to use AI models for testing, analysis, and simulations to improve operational performance. As a result, the project may achieve significant operational improvements, including an increase in milling capacity, a reduction in water consumption, and a decrease in crusher downtime. For risks related to the use of AI, please see “Risk Factors—Business risks—Our information and operational technology systems may be adversely affected by disruptions, damage, failure and risks associated with implementation and integration, including new technologies”.

Production

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 21,000 tonnes of ore per day. The Cerro Lindo unit has an authorized capacity of 20,000 tonnes of ore per day, but Peruvian law allows units to operate at a capacity 5.0% higher than their authorized capacity. The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was higher than 2023 primarily as a result of enhanced operational performance, access to areas with higher grades, especially in the first half of 2024, improved plant efficiency, and increased volume of treated ore.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	6,080,038	5,991,156	6,236,058
Average ore grade
Zinc (%)	1.62	1.51	1.55
Copper (%)	0.58	0.57	0.61
Lead (%)	0.31	0.31	0.33
Silver (ounces per tonne)	0.93	0.80	0.89
Gold (ounces per tonne)	0.003	0.002	0.002

Mining Operations

Metal contained in concentrates production
Zinc (in tonnes)	86,207	78,209	84,392
Copper (in tonnes)	29,888	28,588	32,758
Lead (in tonnes)	13,891	13,042	15,641
Silver (in oz)	4,268,043	3,540,975	4,129,736
Gold (in oz)	4,904	3,418	4,146
Cash Cost, net of by-product credits (in US$/t)	(1,010.6)	(138.6)	(561.4)
Cash Cost, net of by-product credits (in US$/lb)	(0.46)	(0.06)	(0.25)
Non-Expansion Capital Expenditures (in millions of US$)	49.0	43.3	42.5

Mineral Reserves and Mineral Resources

The Cerro Lindo Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Cerro Lindo mine.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2024 (on an 83.55% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	20.79	1.56	0.57	19.7	0.19	-	323.6	118.1	13,183	38.9	-
Probable	11.85	1.07	0.43	24.2	0.22	-	127.2	50.5	9,238	26.4	-
Total	32.64	1.38	0.52	21.4	0.20	-	450.8	168.6	22,421	65.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.55% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is Cesar Moreno, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	24.88	1.56	0.57	19.7	0.19	-	387.3	141.3	15,779	46.5	-
Probable	14.19	1.07	0.43	24.2	0.22	-	152.2	60.4	11,057	31.5	-
Total	39.07	1.38	0.52	21.4	0.20	-	539.5	201.8	26,836	78.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.55%
3.	The Qualified Person for the Mineral Reserves estimate is Cesar Moreno, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of US$44.94/t processed. A number of incremental material (with values between US$33.33/t and US$44.94/t) was included. A minimum mining width of 7.0 m was used, inclusive of extraction factors and dilution are applied based on stope type and location. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from banks, financial institutions and other sources. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at life of mine (“LOM”) average head grades are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag. The current LOM plan continues to 2031.

Mining Operations

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on an 83.55% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(1.04)	(4.8)	(43.5)	(11.8)	(14.5)	(10.9)	(1,680)	(11.3)	(5.2)	(11.8)	-	-
Probable	(0.67)	(5.3)	(17.2)	(11.9)	(6.4)	(11.2)	(915)	(9.10	(3.6)	(12.0)	-	-
Total	(1.71)	(5.0)	(60.6)	(11.9)	(20.9)	(11.0)	(2.595)	(10.4)	(8.8)	(11.9)	-	-

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(1.27)	(4.9)	(52.4)	(11.9)	(17.5)	(11.0)	(2,024)	(11.4)	(6.3)	(11.9)	-	-
Probable	(0.81)	(5.4)	(20.7)	(12.0)	(7.7)	(11.2)	(1,105)	(9.1)	(4.3)	(12.0)	-	-
Total	(2.08)	(5.1)	(73.1)	(11.9)	(25.1)	(11.1)	(3,130)	(10.4)	(10.6)	(12.0)	-	-

In comparison to 2023, Cerro Lindo’s Mineral Reserves decreased by 5.1% in mass to total 39.1 Mt from 41.2Mt and decreased by 11.9% in zinc content (kt), mainly due to an 18.0% decrease in Mineral Reserves average head grade, as a result of the depletion in higher grade areas, lower grades in areas upgraded from infill drilling, as well as improved NSR (“Net Smelter Return”) as a result of higher metal prices. Mineral Reserve depletion during 2024 represented 6.1Mt containing 99.8kt of zinc.

Cerro Lindo – Year End Mineral Resources as of December 31, 2024 (on an 83.55% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	3.01	2.04	0.72	23.0	0.23	-	61.3	21.8	2,225	7.0	-
Indicated	2.41	0.99	0.50	22.3	0.19	-	23.7	12.1	1,725	4.6	-
Total	5.42	1.57	0.63	22.7	0.22	-	85.0	33.9	3,950	11.7	-
Inferred	8.39	1.53	0.27	25.5	0.39	-	128.1	22.5	6,862	32.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.55% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Mining Operations

Cerro Lindo – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	3.60	2.04	0.72	23.0	0.23	-	73.3	26.1	2,663	8.4	-
Indicated	2.88	0.99	0.50	22.3	0.19	-	28.4	14.5	2,065	5.6	-
Total	6.48	1.57	0.63	22.7	0.22	-	101.7	40.6	4,727	14.0	-
Inferred	10.04	1.53	0.27	25.5	0.39	-	153.3	26.9	8,213	39.3	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.55%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Cerro Lindo Mineral Resources estimates in the table above were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the Ordinary Krig (“OK”) and Inverse Distance to the cube (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes and used NSR cut-off value of US$44.94/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag.

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2024, versus December 31, 2023 (on an 83.55% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.66)	(18.0)	(9.6)	(13.5)	(2.1)	(8.7)	(504)	(18.5)	(1.8)	(20.8)	-	-
Indicated	(0.35)	(12.7)	(5.5)	(18.9)	(0.9)	(6.6)	(436)	(20.2)	(1.4)	(23.8)	-	-
Total	(1.01)	(15.7)	(15.1)	(15.1)	(2.9)	(8.0)	(940)	(19.2)	(3.3)	(22.0)	-	-
Inferred	0.64	8.2	8.8	7.4	3.1	16.2	(1,257)	(15.5)	0.3	0.9	-	-

Mining Operations

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.80)	(18.1)	(11.6)	(13.6)	(2.5)	(8.8)	(605)	(18.5)	(2.2)	(20.8)	-	-
Indicated	(0.42)	(12.8)	(6.6)	(18.9)	(1.0)	(6.7)	(524)	(20.3)	(1.7)	(23.8)	-	-
Total	(1.22)	(15.8)	(18.2)	(15.2)	(3.5)	(8.0)	(1,130)	(19.3)	(3.9)	(22.1)	-	-
Inferred	0.76	8.2	10.4	7.3	3.7	16.1	(1,513)	(15.6)	0.3	0.9	-	-

In comparison to 2023, Cerro Lindo’s Inferred Mineral Resources increased by 8.2% in mass and by 10.4% in zinc content (kt), mainly due to brownfield drilling. In comparison to 2023, Cerro Lindo’s Measured and Indicated Mineral Resources decreased by 15.8% in mass and by 15.2% in zinc content (kt), mainly due to the conversion to Mineral Reserves.

For additional information, see the “Technical Report Summary on Cerro Lindo”, filed as Exhibit 15.1 to our annual report on Form 20-F/A for the year-ended December 31, 2020, as filed on November 4, 2021.

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

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante mine. Mineral concessions are divided into core tenements, where the known mineral deposits are located and where we have active mining operations and the surrounding exploration concessions. Nexa Brazil holds three mining concession applications, nine mining concessions, and one group of mining concessions in the core area with a total area of 2,174.5 hectares. The group of mining concessions comprises six mining concessions, totaling an area of 819.5 hectares. The Mineral Reserves and Resources are located within the limits of two mining concession applications, two exploration authorizations and four mining concessions with a total area of 1,595.7 hectares, which host the active mining operations. One mining concession (tenement # 14,840/1967), which is part of the group of mining concessions, has the potential to host zinc and lead mineralization, however it does not yet have associated mineral reserves and resources.

Nearby the main area, Nexa Brazil also holds, 27 exploration authorizations totaling 17,145.6 hectares and one right to apply for mining concession totaling 344.5 hectares, in addition to the core tenements. Nexa Brazil holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Two easements have been granted in support of the mining activities. Sufficient suitable land is available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

Mining Operations

Brazilian companies that hold mining concessions are subject to a royalty payment imposed by the Federal Government. For more information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

Nexa Brazil holds all required licenses for water management and water use in the operations. Nexa Brazil has lodged renewal applications, where applicable, for the water management and use.

The Vazante Operation holds several permits in support of the current operations. The main instrument to regulate the Vazante Operation is a set of operating licenses issued by the COPAM from the state of Minas Gerais. The licenses are active, some of them are under renewal process.

Mineralization

The Vazante and Extremo Norte zinc deposits are epigenetic zinc silicate deposits, and Vazante is one of the largest deposits of its type worldwide. Mineralization exists within a sequence of pelitic carbonate rocks belonging to the Serra do Poço Verde formation of the Vazante group. The major structural control is the Vazante fault.

Mineral exploration activities in 2024 were focused on expanding the mineralization of known ore bodies, such as Extremo Norte, Sucuri, Vazante Sul and Lumiadeira. In 2024, we experienced drilling delays related to operational problems of drilling in carbonate rocks of the Vazante deposit, but such delays did not significantly interfere with the results of the exploration campaign. We are conducting ongoing tests to explore extensions of known mineralization, intensifying drilling in areas near the mine and identifying other areas where mineralization may be present.

In 2024, we completed approximately 8.3 km of diamond drilling across 14 drill holes, with an additional three drill holes currently in progress and expected to be concluded in 2025. The drilling was divided between exploratory and extension drilling. The focus of the near mine extension drilling was on the extension of the Vazante mine ore bodies, exploring the targets Extremo Norte, Vazante Sul and Sucuri Norte, which confirmed the mineralized system and opened lateral and depth continuity.

In 2025, Nexa intends to continue expanding the near mine orebodies, including Sucuri, Varginha, Lumiadeira and Vazante Sul, as well as converting inferred resources into indicated resources in the BDMG area, which was acquired in 2022. In 2024, we invested US$3.8 million in the Vazante brownfield program for extending the LOM, which included a drilling program and geological activities. For 2025, we have allocated a budget of US$6.4 million for the Vazante mine and expect to drill 21.0 km.

Operations and infrastructure

The Vazante operation consists of two mechanized underground mines, the Vazante mine and Extremo Norte Mine. The treatment plant current capacity is approximately 1.8 Mtpy, including tailings retreatment. Production drilling operations have been performed by company personnel using a variety of drilling machines throughout the history of the Vazante mine.

The Vazante underground mine has been in operation since 1983 and is a fully mechanized mine using rubber-tired diesel equipment for development and production activities. Access is through two portals for Vazante and one portal for Extremo Norte. As development progresses at Extremo Norte, a connecting drift will be established from Vazante to Extremo Norte.

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, power lines, water pipelines, offices and warehouses, a process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, and tailings storage facilities.

Mining Operations

The power supply to the Vazante operation is provided by one independent 138 kV transmission line that feeds the site and that can provide up to 59 MW. There are two 30/40 MVA and one 18/23 MVA transformers in the surface substation at the Vazante Operation and power is distributed to other areas of the mine at 13.8 kV and 440 V via secondary transformers to power mine equipment. There are two 700 kVA diesel generators on site to provide backup power to pump water out of the mine in case of main line interruption.

In 2024, we spent US$24.7 million on sustaining capital expenditures for this property, primarily associated with mine development, LOM extension and equipment replacement. In addition, we invested US$2.2 million in capital expenditures related to the LOM extension at Vazante, including US$0.4 million for the Vazante mine deepening project. For more information, see “Information on the Company—Mining Operations—Growth Projects—Vazante mine deepening project and other Vazante initiatives.”

Production

The Vazante mine is in the production stage and has a treatment plant with a nominal design processing capacity of approximately 5,000 tonnes of ore per day. The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was lower than 2023 due to lower zinc grades.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	1,769,646	1,633,357	1,524,637
Average ore grade
Zinc (%)	9.22	10.19	9.97
Lead (%)	0.28	0.33	0.33
Silver (ounces per tonne)	0.63	0.67	0.63
Metal contained in concentrate production
Zinc (in tonnes)	140,740	145,662	131,527
Lead (in tonnes)	947	1,449	1,160
Silver (in oz)	470,090	575,636	473,578
Cash cost, net of by-product credits (in US$/t)	1,079.2	1,315.8	1,214.2
Cash cost, net of by-product credits (in US$/lb)	0.49	0.60	0.55
Non-Expansion Capital Expenditures (in millions of US$)	25.4	29.1	41.9

Mineral Reserves and Mineral Resources

The Vazante Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Vazante mine and Vazante Aroeira Tailings.

Vazante – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	5.45	8.74	-	14.3	0.26	-	476.7	-	2,511	14.0	-
Probable	8.30	7.88	-	9.6	0.24	-	654.3	-	2,575	20.1	-
Total	13.75	8.22	-	11.5	0.25	-	1,131.0	-	5,086	34.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100%.
3.	The Qualified Person for the Mineral Reserves estimate is Mateus Gomes Ribeiro, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.
6.	Mineral Reserves presented in this table include Mineral Reserves from Vazante mine and Vazante Aroeira Tailings.

Mining Operations

The Vazante Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante mine and Vazante Aroeira tailings, as well as operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment and refining costs, as well as mine operating costs. The Vazante mine Mineral Reserves are estimated at a NSR cut-off value of US$70.52/t processed. A minimum mining width of 2.0 m. Recoveries for the Vazante mine at average head grades are 86.52% for Zn, 37.07% for Pb, and 42.00% for Ag. The Vazante Aroeira Tailings Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante Aroeira tailings, as well as operational level TSF reclaiming plan and budgeting. The Vazante Aroeira Tailings Mineral Reserves are estimated at a NSR cut-off value of US$28.42/t processed. A minimum mining unit of 10m x 10m x 2m was applied. Recoveries for Vazante Aroeira Tailings at average head grades are 67.98% for Zn, 36.00% for Pb, and 42.00% for Ag. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Long-term metal prices used for Mineral Reserves are based on consensus and long-term forecasts from banks, financial institutions and other sources. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. The current LOM plan continues to 2032.

Vazante – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.03)	(0.6)	(63.1)	(11.7)	-	-	(512.2)	(16.9)	1.5	12.1	-	-
Probable	0.34	4.3	17.6	2.8	-	-	54.1	2.1	3.5	21.4	-	-
Total	0.31	2.3	(43.5)	(3.9)	-	-	(458.1)	(8.3)	5.1	17.4	-	-

In comparison to 2023, Vazante’s Mineral Reserves increased by 2.3% in mass, mainly due to narrower orebodies with minimum operational width of 2m and decreased by 3.9% in zinc content (kt), mainly due to lower grades, following a review on the overbreak (i.e., the area mined outside the planned area) in our operations, which added waste to the mined tonnes, mined grade being above the average reserve grade and new drilling adding lower zinc grades. Mineral Reserve depletion during 2024 accounted for 1.8Mt containing 163.0kt of zinc.

Vazante – Year End Mineral Resources as of December 31, 2024 (on an 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.46	8.99	-	16.2	0.30	-	41.4	-	240	1.4	-
Indicated	1.43	10.15	-	4.9	0.09	-	145.1	-	225	1.3	-
Total	1.89	9.87	-	7.7	0.14	-	186.5	-	465	2.7	-
Inferred	13.36	9.84	-	12.2	0.21	-	1,314.4	-	5,068	27.4	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.
7.	Mineral Resources presented in this table include Mineral Resources from the Vazante mine and Vazante Aroeira Tailings.

Mining Operations

The Vazante Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. The Mineral Resources at Vazante comprise three styles of mineralization. The first style of mineralization is represented by the hypogene (willemite) mineralized zones that are found in the underground portions of the Vazante and Extremo Norte deposits. The second style of mineralization is represented by the supergene (calamine) mineralized zones found in the Cava 3A, Matas dos Paulistas, and Braquiara areas of the Extremo Norte and Vazante deposits. This supergene (calamine) mineralization is referred to at the Vazante Operation as calamine mineralization and comprises a mixture of smithsonite and hemimorphite minerals. The third type of mineralization comprises tailings that are contained within the Aroeira TSF. The material found in the Aroeira tailings comprise a mixture of hypogene (willemite) and supergene (calamine) minerals. Mineral Resources estimates for the underground hypogene (willemite) mineralization are prepared within reporting panels using the native functions and workflows available through the DSO software package considering spatial continuity, a minimum width of 3.0 m and a NSR cut-off value of US$70.52/t for Hypogene Mineralization (willemite). The Mineral Resources estimates for the supergene (calamine) mineralization are prepared using an open pit shell that considers appropriate metal prices, mining costs, metallurgical recoveries and geotechnical considerations with NSR cut-off value of US$27.91/t for soil and US$32.92/t for fresh rock and transition material. The Mineral Resources estimates for the tailings at Vazante are reported considering the material with a NSR value of greater than US$28.42/t which lies above the original topographic surface. Mineral Resources estimates are based on average long-term metal prices for willemite and Aroeira TSF of zinc: US$3,294.64/t (US$1.49/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz, and for calamine of zinc: US$3,250.30/t (US$1.47/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average: hypogene head grades are 86.52% for Zn, 37.07% for Pb, and 42.0% for Ag, supergene (calamine) is 55.0% for Zn, and tailings are 67.98% for Zn, 36.00% for Pb, and 42.00% for Ag.

Vazante – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on an 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.02)	(4.0)	1.1	2.8	-	-	49	25.7	0.2	16.9	-	-
Indicated	0.03	2.1	10.1	7.4	-	-	43	23.6	0.2	18.1	-	-
Total	0.01	0.5	11.2	6.4	-	-	92	24.8	0.4	17.5	-	-
Inferred	(0.07)	(0.5)	(24.4)	(1.8)	-	-	(388)	(7.1)	(1.7)	(5.9)	-	-

In comparison to 2023, Vazante’s Inferred Mineral Resources decreased by 0.5% in mass and by 1.8% in zinc content (kt), mainly due to the recategorization to Measured and Indicated and furthermore the conversion to Mineral Reserves. In comparison to 2023, Vazante’s Measured and Indicated Mineral Resources increased by 0.5% in mass and by 6.4% in zinc content (kt), mainly due to an increase in grade as a result of infill drilling.

For additional information, see the “Technical Report Summary on Vazante”, filed as Exhibit 15.3 to our annual report on Form 20-F/A for the year-ended December 31, 2020, as filed on November 4, 2021.

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

Mining Operations

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

Integration Project

The Cerro Pasco Complex integration project (“Integration Project”) involves the continued integration of the El Porvenir and Atacocha underground mines. The Cerro Pasco Complex is a material property for the purposes of S-K 1300 comprising the two mines, El Porvenir and Atacocha. The Integration Project is intended to continue to capture synergies between the two mining operations, as a result of their proximity and operational similarities, with ore from both the underground mines being processed at the El Porvenir processing plant. The goal of the Integration Project is to achieve cost and investment savings, thereby reducing the environmental footprint and extending the combined LOM of the two mines.

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

In 2021, modernization and debottlenecking studies to assess the mine deepening and the extension of the LOM of El Porvenir were postponed due to Nexa’s capital allocation strategy and the reassessment of the integration with the Atacocha underground mine. In 2022, we advanced the Integration Project with an optimization study to evaluate the increase in capacity of our tailings and El Porvenir shaft, in addition to enhancing the El Porvenir processing plant to potentially increase production and extend the LOM of both mines.

In 2023, we continued to advance the technical studies of the Integration Project, aiming to develop a robust organic growth option for Nexa. The technical studies for the Integration Project covered diverse areas, from mine planning to projects to sustain and expand production, such as studies for underground interconnection, shaft upgrade, engineering assessments, and key routes to increase capacity to provide a long-term solution for tailings disposal. A Front-End Loading 3 (“FEL3”) study to increase the El Porvenir hoisting was completed in the first quarter of 2023 and a FEL3 tailings pumping system study was also completed in the second quarter of 2023. As a result of the advancements in the technical studies in 2023, we increased the overall Mineral Reserves of the El Porvenir and Atacocha mines in the Cerro Pasco Complex, as of December 31, 2023. For additional information on the increase of Mineral Reserves, see “Information on the Company—Mining operations—El Porvenir—Mineral Reserves and Mineral Resources” and “Information on the Company— Mining operations—Atacocha—Mineral Reserves and Mineral Resources”

In 2024, Nexa achieved important milestones in the Integration Project. During the fourth quarter of 2024, our Board of Directors, through the Finance Committee, approved the first phase of the Integration Project – the tailings pumping and piping system, following a recommendation from the SCP Committee. This phase aims to expand tailings storage capacity at the Cerro Pasco Complex, thereby extending substantially the operational life of the site. Additionally, we developed an investment plan consisting of two phases that includes constructing a tailings treatment plant and its auxiliary structures at El Porvenir, and the second involves installing a 6 km pipeline (mostly underground) to connect El Porvenir to Atacocha’s tailings storage facility. This initiative will enable the Cerro Pasco Complex to operate for over a decade and represents a pivotal step toward sustainability.

Mining Operations

Construction of the tailings pumping and piping system is expected to begin in the second quarter of 2025. As part of the project’s first phase, investments to raise the El Porvenir tailings dam and expand Atacocha’s tailings storage capacity are already in progress. Studies for the second phase of the project, which includes an additional underground connection of the mines and the El Porvenir shaft upgrade, are progressing well, and are expected to be completed by the third quarter of 2025.

The capital expenditures for the tailings pumping system are estimated to be between US$85 million and US$90 million, with investments planned from 2025 to 2026, with operations expected to commence in 2027. During the first phase, we intend to upgrade the tailings facilities at both El Porvenir and Atacocha, as well as improve water and effluent treatment systems, with construction planned for 2027-2028 following the completion of environmental impact assessments. In the second phase, we aim to build an additional 2.3 kilometers underground tunnel at a deeper level to connect the El Porvenir and Atacocha mines and upgrade the El Porvenir shaft, which is expected to unlock access to high-grade mineral resources. Support activities, such as technical reviews, environmental studies, and community engagement, are also progressing as planned. We are confident in the long-term value this project will generate for Nexa and remain focused on its successful execution.

Overall, the Integration Project plan includes several key initiatives, including: (i) the restart and rehabilitation of the Atacocha underground mine, revitalizing operations to improve production capacity; (ii) the development of an additional 2.3 km long connection tunnel (Tunnel 2900), which will connect the Atacocha underground mine to the base of the El Porvenir (Picasso) shaft, allowing ore hoisting and processing at the El Porvenir plant; (iii) the expansion of the Picasso shaft capacity to support production and ore extraction from both underground mines; (iv) the closure of the Atacocha processing plant, following the depletion of Atacocha’s open pit Mineral Reserves in 2027, resulting in operations being consolidated at El Porvenir; and (v) the construction of a new tailings pumping and pipeline system, establishing a long-term tailings disposal solution by transporting the tailings from the El Porvenir processing plant to the Atacocha tailings storage facility, extending the operational life of the combined mines. We also are advanced on other work fronts related to the Integration Project, including the process to obtain the required environmental studies and permits.

For further information about our operations, infrastructure, production, and Mineral Reserves and Mineral Resources at the El Porvenir and Atacocha mines, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 to Nexa’s annual report on Form 20-F for the year-ended December 31, 2023, as filed on March 27, 2024.

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

History

The El Porvenir mine began its operation as small scale artisanal mine in 1949. We have been investing in the mine since then, with a current treatment plant capacity of 6,500 tonnes of ore per day. In 2014, we commenced the integration process with the Atacocha mine, as described above in "Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.

Title, leases and options

The El Porvenir mine is operated by Nexa Resources El Porvenir S.A.C., a wholly-owned subsidiary of Nexa Peru.

Mining Operations

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

Throughout 2024, the exploration program at El Porvenir was focused on drilling in mineralized zones in the Integration Project, seeking to evaluate the mineralization continuity in strike and at depth, with the goal of increasing mineral resources to expand the life of the El Porvenir and Atacocha mines. In 2024, we drilled 19 drill holes totaling 10.3 km of exploration drilling. The exploration drilling strategy continues to focus on expanding mineral resources and mineral reserves in Integration Project.

In 2025, we will focus our efforts on expanding the El Porvenir LOM with conversion drilling at the Integration Project. This initiative aims to upgrade mineral resources, supporting the long-term sustainability and operational efficiency of the mining complex.

We spent approximately US$1.8 million on the El Porvenir brownfield program in 2024, including the drilling program and geological activities. We have budgeted US$3.3 million for 2025 activities, and we expect to drill 13.7 km in 2025.

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

Mining Operations

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

In 2024, we spent US$59.7 million on sustaining capital expenditures for this property, primarily associated with mine development, TSF, equipment replacement and other major infrastructure.

Production

The El Porvenir mine is in the production stage and has a treatment plant capacity of 6,500 tonnes of ore per day. The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was lower than 2023 due to lower treated lower zinc grades.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	2,205,478	2,220,011	2,111,961
Average ore grade
Zinc (%)	2.61	2.86	2.80
Copper (%)	0.14	0.16	0.16
Lead (%)	1.44	1.37	1.34
Silver (ounces per tonne)	2.50	2.34	2.46
Gold (ounces per tonne)	0.010	0.011	0.012
Metal contained in concentrate production
Zinc (in tonnes)	50,637	55,825	51,561
Copper (in tonnes)	292	355	266
Lead (in tonnes)	26,805	24,937	23,195
Silver (in oz)	4,641,676	4,270,463	4,195,649
Gold (in oz)	7,974	8,696	9,204
Cash Cost, net of by-product credits (in US$/t)	185.4	630.6	727.7
Cash Cost, net of by-product credits (in US$/lb)	0.08	0.29	0.33
Non-Expansion Capital Expenditures (in millions of US$)	60.5	68.6	36.7

Mineral Reserves and Mineral Resources

The El Porvenir Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the El Porvenir mine.

El Porvenir – Year End Mineral Reserves as of December 31, 2024 (on an 83.55% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	3.42	4.11	0.25	76.2	1.29	-	140.5	8.5	8,384	44.2	-
Probable	9.30	4.16	0.23	70.9	1.14	-	387.2	21.8	21,211	106.2	-
Total	12.72	4.15	0.24	72.3	1.18	-	527.2	30.3	29,595	150.4	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 83.55% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Mining Operations

El Porvenir – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	4.10	4.11	0.25	76.2	1.29	-	168.2	10.2	10,035	52.9	-
Probable	11.13	4.16	0.23	70.9	1.14	-	463.4	26.1	25,387	127.1	-
Total	15.23	4.15	0.24	72.3	1.18	-	631.6	36.3	35,442	180.1	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 83.55%.
3.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The El Porvenir Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. Mining methods used are Cut-and-Fill (“C&F”) mining, using unconsolidated rock fill and hydraulic backfill, and Sublevel Stope (“SLS”) using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. A minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported to be inclusive of extraction losses and dilution. Mineral Reserves were estimated at a NSR cut-off values ranging from US$68.31/t to US$71.59/t for SLS areas, and US$70.31/t to US$73.58/t for C&F areas depending on the zone. A number of incremental material (with values between US$44.44/t and US$70.31/t for SLS and values between US$46.44/t and US$68.31/t for C&F mining) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.23% for Zn, 15.03% for Cu, 79.99% for Pb, and 62.92% for Ag. The current LOM plan continues to 2034.

El Porvenir – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on an 83.55% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.15	4.7	6.7	5.0	0.6	7.1	477	6.0	2.2	5.2	-	-
Probable	0.34	3.8	18.5	5.0	1.8	8.8	452	2.2	1.6	1.5	-	-
Total	0.49	4.0	25.2	5.0	2.3	8.3	930	3.2	3.8	2.6	-	-

Mining Operations

El Porvenir – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.18	4.6	7.9	5.0	0.7	7.0	563	5.9	2.6	5.1	-	-
Probable	0.40	3.7	21.7	4.9	2.1	8.7	521	2.1	1.8	1.5	-	-
Total	0.58	3.9	29.6	4.9	2.8	8.3	1,084	3.2	4.4	2.5	-	-

In comparison to 2023, El Porvenir’s Mineral Reserves increased by 3.9% in mass and by 4.9% in zinc content (kt). The increase in mass was mainly due to mineral resources additions as a result of the 2024 diamond drilling campaign. Mineral Reserve depletion during 2024 accounted for 2.2Mt containing 50.6 kt of zinc.

El Porvenir – Year End Mineral Resources as of December 31, 2024 (on an 83.55% Nexa Attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.68	3.12	0.24	55.6	0.96	-	21.3	1.6	1,220	6.6	-
Indicated	3.38	3.19	0.20	59.7	0.92	-	107.8	6.6	6,481	31.1	-
Total	4.06	3.18	0.20	59.0	0.93	-	129.1	8.3	7,701	37.7	-
Inferred	12.92	3.67	0.22	81.6	1.33	-	474.0	28.9	33,879	171.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 83.55% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

El Porvenir – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.82	3.12	0.24	55.6	0.96	-	25.5	2.0	1,461	7.8	-
Indicated	4.04	3.19	0.20	59.7	0.92	-	129.0	7.9	7,757	37.2	-
Total	4.86	3.18	0.20	59.0	0.93	-	154.5	9.9	9,217	45.1	-
Inferred	15.46	3.67	0.22	81.6	1.33	-	567.3	34.6	40,550	205.5	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 83.55%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The El Porvenir Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 1.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values ranging from US$68.31/t to US$71.59/t for SLS areas and US$70.31/t to US$73.58/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.23% for Zn, 15.03% for Cu, 79.99% for Pb, and 62.92% for Ag.

Mining Operations

El Porvenir – Net Difference in Mineral Resources between December 31, 2024, versus December 31, 2023 (on an 83.55% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.13	23.9	2.2	11.5	0.1	9.5	198	19.3	1.3	24.7	-	-
Indicated	0.69	25.6	20.4	23.3	1.3	23.9	1,021	18.7	5.1	19.4	-	-
Total	0.82	25.3	22.6	21.2	1.4	20.8	1,218	18.8	6.4	20.3	-	-
Inferred	3.69	39.9	120.3	34.0	6.8	30.8	9,277	37.7	49.8	40.9	-	-

El Porvenir – Net Difference in Mineral Resources between December 31, 2024 versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.16	23.8	2.6	11.4	0.2	9.4	236	19.2	1.5	24.6	-	-
Indicated	0.82	25.5	24.3	23.2	1.5	23.8	1,217	18.6	6.0	19.3	-	-
Total	0.98	25.2	26.9	21.1	1.7	20.7	1,452	18.7	7.6	20.2	-	-
Inferred	4.40	39.8	143.7	33.9	8.1	30.7	11,079	37.6	59.5	40.8	-	-

In comparison to 2023, El Porvenir’s Inferred Mineral Resources increased by 39.8% in mass and by 33.9% in zinc content (kt), mainly due to exploration brownfield drilling. In comparison to 2023, El Porvenir’s Measured and Indicated Mineral Resources increased by 25.2% in mass and by 21.1% in zinc content (kt), mainly due to infill drilling.

For additional information, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 to Nexa’s annual report on Form 20-F for the year-ended December 31, 2023, as filed on March 27, 2024.

Atacocha

Location and means of access

Atacocha is a polymetallic underground and open pit mine (located in the Cerro Paso Complex) in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located at approximate coordinates of 367160m E, 8,830,400m N, using the UTM WGS84 datum, Z18S and approximately 4,050 meters above sea level.

Mining Operations

History

The Atacocha mine began its operation as small-scale artisanal mine in 1936. We have been investing in the mine since then and, in 2012, production reached its current capacity of 4,500 tonnes per day. In 2014, we commenced the Integration Project with the El Porvenir mine, as described above in “Information on the Company—Mining operations—Cerro Pasco Complex—Integration Project.” In 2020, in response to COVID-19 and based on our cost management strategy, the Integration Project was temporarily suspended and Atacocha’s underground operations were not resumed after the mandatory restriction period from the Peruvian Government was lifted in mid-2020. As of the date of this annual report, the Atacocha underground mine is suspended under care and maintenance. In the fourth quarter of 2024, our Board of Directors, through the Finance Committee approved the first phase of the Integration Project – the tailings pumping and piping system, following the recommendation from the SCP Committee.

Title, leases and options

The Atacocha mine is operated by Nexa Resources Atacocha S.A.A., a subsidiary of Nexa Peru.

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

Mineralization

In 2024, we spent approximately US$0.4 million on the Atacocha brownfield program for exploration maintenance. We have budgeted US$0.3 million for maintenance in 2025.

Operations and infrastructure

In 2024, we spent US$10.8 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement and other major infrastructure.

In February 2024 protest activities by the Joraoniyoc community blocked road access to the Atacocha San Gerardo open pit mine and suspended operations for approximately three days. Mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security. Despite the blockage, the Atacocha mine operated at high levels of capacity utilization rates throughout the year. During the blockage, Company pursued active dialogue with the local community and authorities for a peaceful resolution to this situation. Nexa remains committed to complying with all existing agreements, pursuing an active dialogue with the communities and authorities, and the social development of all its host communities.

Production

The Atacocha mine has a treatment plant capacity of 4,500 tonnes of ore per day. The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was higher than in 2023 due to mining activities in higher-grade zones and improved plant efficiency.

Mining Operations

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	1,511,875	1,397,192	1,353,681
Average ore grade
Zinc (%)	0.90	0.77	0.89
Lead (%)	0.95	0.93	0.97
Silver (ounces per tonne)	1.03	1.21	1.05
Gold (ounces per tonne)	0.011	0.010	0.015
Metal contained in concentrate production
Zinc (in tonnes)	10,404	8,193	9,552
Lead (in tonnes)	12,295	11,116	11,204
Silver (in oz)	1,212,952	1,399,681	1,155,002
Gold (in oz)	9,113	7,559	13,593
Cash cost, net of by-product credits (in US$/t)	(1,431.2)	(959.7)	(1,566.2)
Cash cost, net of by-product credits (in US$/lb)	(0.65)	(0.44)	(0.71)
Non-Expansion Capital Expenditures (in millions of US$)	11.2	16.2	4.5

Mineral Reserves and Mineral Resources (Atacocha Underground)

The Atacocha Underground Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Atacocha Underground mine.

Atacocha Underground – Year End Mineral Reserves as of December 31, 2024 (on an 81.78% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.46	3.94	0.33	86.2	1.56	-	57.7	4.8	4,053	22.8	-
Probable	3.34	4.54	0.43	76.6	1.27	-	151.4	14.2	8,216	42.4	-
Total	4.80	4.36	0.40	79.5	1.36	-	209.1	19.0	12,269	65.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 81.78% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Atacocha Underground – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis)(1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.79	3.94	0.33	86.2	1.56	-	70.5	5.9	4,956	27.8	-
Probable	4.08	4.54	0.43	76.6	1.27	-	185.1	17.4	10,047	51.9	-
Total	5.87	4.36	0.40	79.5	1.36	-	255.6	23.3	15,003	79.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 81.78%.
3.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Mining Operations

The Atacocha Underground Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. A minimum mining width of 5.0m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution. The Mineral Reserves were estimated at a NSR cut-off of US$73.54/t for SLS areas, and US$75.61/t for C&F areas depending on the zone. A number of incremental material (with values between US$49.67/t and US$73.54/t for SLS and values between US$51.73/t and US$75.61/t for C&F mining) was included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. The current LOM production plan begins in 2028 and continues to 2034.

Atacocha Underground – Net Difference in Mineral Reserves between December 31, 2024 (on an 81.78% Nexa attributable ownership basis), versus December 31, 2023 (on a 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.17	12.9	7.7	15.5	0.5	10.7	518	14.7	4.1	21.7	-	-
Probable	0.33	11.0	14.8	10.8	1.4	10.9	707	9.4	3.7	9.4	-	-
Total	0.50	11.6	22.5	12.1	1.9	10.8	1,225	11.1	7.7	13.4	-	-

Atacocha Underground – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.08	4.9	4.8	7.3	0.2	2.8	303	6.5	3.2	13.0	-	-
Probable	0.12	3.1	5.3	2.9	0.5	3.0	160	1.6	0.8	1.6	-	-
Total	0.20	3.6	10.1	4.1	0.7	3.0	463	3.2	4.0	5.3	-	-

In comparison to 2023, Atacocha’s Underground Mineral Reserves increased by 3.6% and by 4.1% in zinc content (kt), mainly due to higher metal prices.

Mining Operations

Atacocha Underground – Year End Mineral Resources as of December 31, 2024 (on an 81.78% Nexa Attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.92	3.34	0.27	55.4	0.98	-	30.6	2.5	1,631	8.9	-
Indicated	2.12	3.18	0.37	55.3	0.92	-	67.5	7.9	3,777	19.6	-
Total	3.04	3.23	0.34	55.3	0.94	-	98.1	10.4	5,408	28.5	-
Inferred	6.76	4.02	0.55	76.6	1.20	-	271.7	37.2	16,655	80.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 81.78% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Atacocha Underground – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis)(1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.12	3.34	0.27	55.4	0.98	-	37.4	3.0	1,995	10.9	-
Indicated	2.60	3.18	0.37	55.3	0.92	-	82.6	9.6	4,618	24.0	-
Total	3.72	3.23	0.34	55.3	0.94	-	120.0	12.7	6,613	34.9	-
Inferred	8.26	4.02	0.55	76.6	1.20	-	332.2	45.5	20,366	98.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 81.78%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Atacocha Underground Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values of US$73.54/t for SLS areas and US$75.61/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag.

Mining Operations

Atacocha Underground – Net Difference in Mineral Resources between December 31, 2024 (on an 81.78% Nexa attributable ownership basis), versus December 31, 2023 (on a 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.12	14.8	2.9	10.6	0.4	17.0	221	15.6	1.1	14.3	-	-
Indicated	0.21	11.0	4.3	6.9	1.0	14.0	398	11.8	2.0	11.2	-	-
Total	0.33	12.1	7.3	8.0	1.3	14.7	618	12.9	3.1	12.2	-	-
Inferred	0.64	10.4	21.2	8.5	2.9	8.6	1,439	9.5	6.8	9.2	-	-

Atacocha Underground – Net Difference in Mineral Resources between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.07	6.6	1.0	2.7	0.2	8.7	138	7.4	0.6	6.1	-	-
Indicated	0.08	3.1	(0.6)	(0.7)	0.5	5.9	170	3.8	0.8	3.3	-	-
Total	0.15	4.1	0.4	0.3	0.8	6.6	308	4.9	1.4	4.2	-	-
Inferred	0.20	2.5	2.5	0.8	0.4	0.9	335	1.7	1.4	1.4	-	-

In comparison to 2023, Atacocha’s Underground Inferred Mineral Resources increased by 2.5% in mass and by 0.8% in zinc content (kt), mainly due to higher metal prices in 2024. In comparison to 2023, Atacocha’s Underground Measured and Indicated Mineral Resources increased by 4.1% in mass and by 0.3% in zinc content (kt), mainly due to higher metal prices in 2024.

For additional information, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 to Nexa’s annual report on Form 20-F for the year-ended December 31, 2023, as filed on March 27, 2024.

Mineral Reserves and Mineral Resources (Atacocha Open Pit)

The Atacocha Open Pit Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Atacocha Open Pit mine.

Atacocha Open Pit – Year End Mineral Reserves as of December 31, 2024 (on an 81.78% Nexa attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.18	1.08	-	38.9	1.17	0.18	12.7	-	1,469	13.7	6.7
Probable	1.81	0.97	-	33.3	1.15	0.22	17.6	-	1,943	20.9	13.0
Total	2.99	1.01	-	35.5	1.16	0.21	30.3	-	3,413	34.7	19.7

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table are reported on 81.78% Nexa attributable ownership.
3.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

Mining Operations

Atacocha Open Pit – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.44	1.08	-	38.9	1.17	0.18	15.5	-	1,797	16.8	8.2
Probable	2.22	0.97	-	33.3	1.15	0.22	21.5	-	2,376	25.6	15.9
Total	3.66	1.01	-	35.5	1.16	0.21	37.0	-	4,173	42.4	24.1

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 81.78%.
3.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The Atacocha Open Pit Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. NSR values were calculated using mineral reserve metal prices, metallurgical recovery and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining and sales charges. The Mineral Reserves were estimated at a NSR cut-off values of US$20.42/t. A number of incremental material (with values between US$15.12/t and US$20.42/t was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz; and gold: US$1,946.05/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 70.44% for Zn, 83.98% for Pb, 75.76% for Ag, and 65.46% for gold. The current LOM plan continues to 2027.

Atacocha Open Pit – Net Difference in Mineral Reserves between December 31, 2024 (on an 81.78% Nexa attributable ownership basis) versus December 31, 2023 (on a 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.27)	(18.9)	(2.2)	(14.7)	-	-	(310)	(17.4)	(3.1)	(18.5)	(4.8)	(41.7)
Probable	(0.06)	(3.3)	(0.6)	(3.5)	-	-	(14)	(0.7)	(0.4)	(2.0)	(4.4)	(25.3)
Total	(0.34)	(10.1)	(2.8)	(8.5)	-	-	(324)	(8.7)	(3.5)	(9.3)	(9.2)	(31.8)

Atacocha Open Pit – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.47)	(24.7)	(4.1)	(20.8)	-	-	(545)	(23.3)	(5.4)	(24.3)	(7.0)	(45.8)
Probable	(0.25)	(10.2)	(2.5)	(10.4)	-	-	(201)	(7.8)	(2.5)	(9.0)	(7.0)	(30.6)
Total	(0.72)	(16.5)	(6.5)	(15.0)	-	-	(746)	(15.2)	(7.9)	(15.7)	(14.0)	(36.7)

In comparison to 2023, Atacocha’s Open Pit Mineral Reserves decreased by 16.5% in mass and by 15.0% in zinc content (kt), mainly due to the yearly depletion of reserves not fully compensated by additional drilling.

Mining Operations

Atacocha Open Pit – Year End Mineral Resources as of December 31, 2024 (on an 81.78% Nexa Attributable ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.61	1.21	-	29.4	0.82	0.18	19.4	-	1,521	13.3	9.1
Indicated	3.50	0.99	-	28.4	0.87	0.23	34.7	-	3,204	30.4	25.8
Total	5.11	1.06	-	28.8	0.85	0.21	54.1	-	4,726	43.6	34.9
Inferred	1.51	1.33	-	31.3	1.11	0.20	20.0	-	1,514	16.8	9.8

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources Tonnes and Contained Metal presented in this table are reported on 81.78% Nexa attributable ownership.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

Atacocha Open Pit – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.96	1.21	-	29.5	0.82	0.18	23.7	-	1,860	16.2	11.1
Indicated	4.29	0.99	-	28.4	0.87	0.23	42.5	-	3,918	37.1	31.5
Total	6.25	1.06	-	28.8	0.85	0.21	66.2	-	5,778	53.4	42.6
Inferred	1.84	1.33	-	31.3	1.11	0.20	24.4	-	1,851	20.5	11.9

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 81.78%.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Atacocha Open Pit Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground and open pit mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported within resources open pit shell. The Mineral Resources are estimated at a NSR cut-off grade values of US$20.42/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); lead: US$2,412.07/t (US$1.09/lb); gold: US$2,237.96/oz and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 83.98% for Pb, 75.76% for Ag, and 65.46% for Au.

Mining Operations

Atacocha Open Pit – Net Difference in Mineral Resources between December 31, 2024 (on an 81.78% Nexa attributable ownership basis), versus December 31, 2023 (on a 75.96% Nexa attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.24	17.5	1.9	11.1	-	-	140	10.2	1.3	11.2	0.74	8.9
Indicated	0.56	18.9	3.8	12.4	-	-	457	16.7	3.9	14.6	3.1	13.5
Total	0.80	18.5	5.8	11.9	-	-	598	14.5	5.2	13.5	3.8	12.2
Inferred	0.21	16.6	3.6	21.7	-	-	156	11.5	1.9	12.8	0.7	7.1

Atacocha Open Pit – Net Difference in Mineral Resources between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.16	9.2	0.7	3.2	-	-	42	2.3	0.5	3.3	0.1	1.1
Indicated	0.41	10.4	1.8	4.4	-	-	302	8.4	2.2	6.4	1.6	5.4
Total	0.57	10.0	2.5	3.9	-	-	344	6.3	2.8	5.4	1.7	4.2
Inferred	0.14	8.3	2.8	13.0	-	-	64	3.6	0.9	4.7	(0.1)	(0.5)

In comparison to 2023, Atacocha’s Open Pit Inferred Mineral Resources increased by 8.3% in mass and by 13.0% in zinc content (kt), mainly due to higher metal prices. In comparison to 2023, Atacocha’s Open Pit Measured and Indicated Mineral Resources increased by 10.0% in mass and by 3.9% in zinc content (kt), mainly due to higher metal prices.

For additional information, see the Technical Report Summary on the Cerro Pasco Complex Integration, filed as Exhibit 15.2 to Nexa’s annual report on Form 20-F for the year-ended December 31, 2023, as filed on March 27, 2024.

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

History

Aripuanã is an underground polymetallic mine containing zinc, lead and copper, located in the state of Mato Grosso, Brazil. In 2000, Dardanelos was created to represent a joint venture, or “contract of association,” between Karmin and Anglo American, with the intent of exploring the areas adjacent to the town of Aripuanã for base and precious metals. Anglo American and Karmin held 70% and 28.5% of Dardanelos, respectively, with the remaining interest (1.5%) owned by SGV Merchant Bank (“SGV”).

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

In 2022, Nexa acquired six estates (1,332.4 hectares), located at the vicinity of the mine. The Rural Environmental Registry (CAR) was updated by Nexa and is in the process of being approved by the environmental agency, and, as of the date of this filing, we have not received a response from the environmental agency. On January 25, 2022, we signed an offtake agreement with a third-party international player (the “offtaker”), in which Nexa agreed to sell 100% of the copper concentrate produced by Aripuanã for a 5-year period starting in February 2023 and limited to 30,810 tonnes, at the lower of current market prices or a price cap. In September 2023, the parties agreed to amend the offtake agreement, which states that no penalty will be applied in case of delays in the agreed shipment schedule per year. However, if lower volumes are delivered in any year within the contract period, at the end of the contract period, the remaining balance will be shipped in a single additional delivery to total the 30,018 tonnes. The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that Nexa had with the offtaker. Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS Accounting Standards 9 rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated loss of US$3.3 million in the income statement for the period ended on December 31, 2024. For further details on the offtake agreement, see Note 16(v) to our consolidated financial statements.

Ramp-up activities at the Aripuanã mine started in July 2022, and the mine continued production in the ramp-up phase for the duration of 2023 and into 2024. In June 2024, the Aripuanã mine concluded its ramp up phase and transitioned to an operational mine. We expect to reach nameplate capacity during the second half of 2025. For further information, see “Project implementation”, below.

Titles, leases and options

The mine holds one mining concession in the core area that has a total area of 3,639.9 hectares, two mining concession applications totaling 1,368.5 hectares, one right to apply for mining concession with 1,000.0 hectares and nine exploration authorizations totaling 35,152.7 hectares.

The Aripuanã mine holds surface rights sufficient to support the future operations. There is sufficient suitable land available within the mineral rights held by the Company for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

The Aripuanã mine holds several permits and licenses supporting its current operations. The operating license renewal was submitted on time and is currently under review.

Mineralization

The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mining Operations

Four main elongated mineralized zones have been defined in the central portion of the mine: (1) Arex, (2) Link, (3) Ambrex and (4) Babaçu. Limited exploration has identified possible additional mineralized bodies including Massaranduba, Boroca, and Mocotó to the south and Arpa to the north.

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

In 2024, Aripuanã’s strategy aimed to increase throughput rate and asset reliability, reduce plant downtime, improve metal recoveries, concentrate grades and quality while consuming our ore stockpile inventory, which was supported by infill drilling at Babaçu target to extend the Aripuanã LOM.

The Mineral Exploration brownfield program in 2024 was focused on identifying new mineralized zones in the Massaranduba target through exploratory drilling and the results confirmed the continuity of mineralization in the southeast extension of the Aripuanã trend.

In 2024, we spent a total of US$4.0 million on the Aripuanã brownfield program, including Aripuanã’s exploratory drilling program and infill drilling campaign. The total investment included drilling, geological activities, geochemistry, and more. In 2024, we drilled 6.5 km of diamond drilling in 9 drill holes, including Massaranduba exploratory drilling. For 2025, we expect to invest US$4.0 million in the brownfield exploration program to drill 10.0 km focusing on Massaranduba exploratory and conversion drilling.

Ramp-up activities

Ramp-up activities at the Aripuanã mine started in July 2022, and the mine continued in the ramp-up phase through 2023 and into 2024. In June 2024, the ramp-up phase was concluded and Aripuanã transitioned to an operational mine.

In the fourth quarter of 2024, we achieved an average of 67.0% of capacity utilization level, reflecting the impact of maintenance activities, tailings filter constraints, and heavy rainfall during the period, which was 20% higher than in 2023. We continue to focus on improving operational performance, with a particular focus on the tailings filter circuit. While capacity has significantly increased since production startup, challenges persist due to current constraints. To resolve this, we acquired a fourth tailings filter, which we expect to be delivered and installed during the second half of 2025, with commissioning expected for the first quarter of 2026. This upgrade will further enhance utilization capacity, ensuring optimal performance and in line with our commitment to operational excellence.

At the end of 2024, approximately 57.0kt of ore was stockpiled. Horizontal mine development reached an accumulated of 41.2 meters developed for both mines (Arex and Link). As of the date of this filing, the mine is fully operational, and underground activities are focused on developing and preparing new areas for mining operations.

As of December 31, 2024, 855 people were employed at Aripuanã. We also continued the qualification program for future mine and plant operating professionals, which had 95 candidates enrolled in 2024, of which 64.2% (61) obtained professional qualifications in the areas of maintenance and automation, and geology and surveying. The company hired 41.0% (25) of the attendees that obtained professional qualifications, of which 60.0% (15) are men and 40.0% (10) are women.

To date, cumulative incurred expansion capital expenditures on the mine total US$632.7 million, and we have not made any new expansion capital expenditures on the mine since 2022.

Mining Operations

Operations and infrastructure

The Aripuanã operation consists of two fully mechanized underground mines, the Arex Mine and Link Mine, which have been in operation since 2019. These mines use rubber-tired diesel equipment for development and production activities, with a production rate of approximately 2.3 Mtpy. Access to the mine is through one portal for Arex and one portal for Link. Production drilling operations have been carried out by company personnel using various drilling machines throughout the history of the Aripuanã mine. The Aripuanã processing plant has been in operation since 2022.

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, power lines, water pipelines, offices and warehouses, a processing plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plants, and tailings storage facilities.

The Aripuanã mine is connected to the main grid at 230 kV, with energy measurement and billing conducted at SE Dardanelos, 20 km away, using a 69 kV line to the unit. Power distribution occurs at 13.8 kV, and the unit is equipped with a 25/31 MW transformer. Currently, the contracted power demand with Energisa S.A. is 23 MW during peak hours and 20.7 during off-peak hours. Additionally, there are five 750 kVA diesel generators in place.

In 2024, we spent US$38.6 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement, and other major infrastructure projects.

Production

The Aripuanã mine was in ramp-up phase during fiscal years 2022, 2023 and the first half of 2024 and has a treatment plant with a nominal design processing capacity of approximately 6,300 tonnes of ore per day. The table below summarizes the Aripuanã mine’s concentrate production, metal contained in concentrates produced and average grades for the periods indicated. Production in 2024 was higher than in 2023 due to operational improvements and process adjustments throughout the year.

	For the Year Ended December 31,
	2024	2023	2022
Treatment ore (in tonnes)	1,475,566	1,311,430	100,114
Average ore grade
Zinc (%)	3.23	3.31	2.44
Copper (%)	0.56	0.68	0.49
Lead (%)	1.12	1.05	0.00
Silver (ounces per tonne)	1.17	0.96	0.61
Gold (ounces per tonne)	0.017	0.015	0.011
Metal contained in concentrate production
Zinc (in tonnes)	31,613	22,099	670
Copper (in tonnes)	5,519	4,443	195
Lead (in tonnes)	13,062	6,331	0
Silver (in oz)	1,101,313	513,916	20,497
Gold (in oz)	14,037	7,954	273
Cash Cost, net of by-product credits (in US$/t)	-	-	-
Cash Cost, net of by-product credits (in US$/lb)	-	-	-
Non-Expansion Capital Expenditures (in millions of US$)	42.7	60.1	68.4

Mineral Reserves and Mineral Resources

The Aripuanã Mineral Reserves estimates are based on the definitions for Mineral Reserves in SK-1300 and the tables below are based on costs and modifying factors from the Aripuanã mine.

Mining Operations

Aripuanã – Year End Mineral Reserves as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	5.86	3.79	0.20	33.1	1.37	0.24	222.0	11.9	6,230	80.3	44.7
Probable	26.82	4.69	0.11	42.6	1.81	0.19	1,258.2	29.7	36,719	485.3	163.7
Total	32.68	4.53	0.13	40.9	1.73	0.20	1,480.2	41.6	42,949	565.6	208.3

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. Nexa owns 100% of property.
3.	The Qualified Person for the Mineral Reserves estimate is Vitor Ferraz Viana, B.Eng., FAusIMM, a Nexa employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.

The Aripuanã Mineral Reserves estimates are based on four main orebodies: Arex, Link and Ambrex and the two main types of mineralization in the deposit are stratabound and stringer. The main commodities produced are zinc, copper, lead, silver and gold. The dilution that has been applied is related to the selected mining method. The two main mining methods used at Aripuanã are longitudinal longhole retreat (“bench stoping”) and transverse longhole mining (vertical retreat mining, or “VRM”) with primary and secondary stope extraction. Dilution is applied on a percentage basis, with no grade applied to the diluting material. The NSR factors were determined using long-term metal price forecasts, metallurgical recoveries, transport, treatment, and refining costs. A break-even NSR cut-off value is US$60.68/t processed was estimated from forecasted operating costs and some incremental material between US$49.00/t and US$60.68/t was included. A minimum mining width of 4.0 m was used for bench stoping and 15.0 m for VRM. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz; and gold: US$1,946.05/oz. Recoveries at LOM average head grades are 91.08% for Zn, 84.92% for Pb, 60.00% for Cu, 68.00% for Ag, and 67.80% for Au. The current LOM plan continues to 2039.

Aripuanã – Net Difference in Mineral Reserves between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.57)	(8.8)	(24.2)	(9.8)	(1.9)	(13.9)	(763)	(10.9)	(9.6)	(10.7)	(12.5)	(21.8)
Probable	2.18	8.8	153.1	13.9	(2.1)	(6.7)	3,110	9.3	58.0	13.6	(3.6)	(2.1)
Total	1.61	5.2	128.9	9.5	(4.0)	(8.9)	2,347	5.8	48.4	9.3	(16.0)	(7.1)

In comparison to 2023, Aripuanã’s Mineral Reserves increased by 5.2% in mass and increased by 9.5% in zinc content (kt), mainly due to the geological model reinterpretation in the Ambrex area and infill drilling at the Babaçu area. Mineral Reserve depletion during 2024 accounted for 1.6Mt containing 46.9kt of zinc.

Mining Operations

Aripuanã – Year End Mineral Resources as of December 31, 2024 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.49	2.16	0.39	18.6	0.71	0.50	10.6	1.9	293	3.5	7.9
Indicated	4.91	3.41	0.20	33.5	1.26	0.28	167.4	9.8	5,288	61.9	44.2
Total	5.40	3.30	0.22	32.1	1.21	0.30	178.0	11.7	5,581	65.4	52.1
Inferred	44.19	3.16	0.31	41.2	1.21	0.38	1,396.4	137.0	58,535	534.7	539.9

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. Nexa owns 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), a Nexa employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.

The Mineral Resources estimates for the Aripuanã mine were completed for Babaçu, Arex, Ambrex and Link. The block models were created using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one-meter lengths. Wireframes were filled with blocks measuring 5 meters by 5 meters by 5 meters with sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3. Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Potentially mineable shapes of underground mineral resources are generated using DSO software. The Mineral Resources of the Aripuanã mine are reported using a cut-off value of US$60.68/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); silver: US$28.55/oz and gold: US$2,237.96/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical test work and are variable as a function of head grade and ore type. Recoveries at the LOM average head grades material are 91.08% for Zn, 84.92% for Pb, 60.00% for Cu, 68.00% for Ag, and 67.80% for Au.

Aripuanã – Net Difference in Mineral Resources between December 31, 2024, versus December 31, 2023 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.14	40.0	1.5	16.5	0.5	35.7	33	12.7	0.5	16.7	3.8	92.7
Indicated	(0.28)	(5.4)	(37.6)	(18.3)	0.5	5.4	(552)	(9.5)	(13.9)	(18.3)	(0.9)	(2.0)
Total	(0.14)	(2.5)	(36.1)	(16.9)	1.0	9.3	(519)	(8.5)	(13.4)	(17.0)	2.9	5.9
Inferred	5.44	14.0	51.8	3.9	9.1	7.1	1,600	2.8	(3.9)	(0.7)	4.2	0.8

In comparison to 2023, Aripuanã’s Inferred Mineral Resources increased by 14.0% in mass and by 3.9% in zinc content (kt) in 2024, mainly due to the Ambrex mineralized zone model review, increased grade and geological continuity. In comparison to 2023, Aripuanã’s Measured and Indicated Mineral Resources decreased by 2.5% in mass and by 16.9% in zinc content (kt) in 2024, mainly due to the conversion to Mineral Reserves.

For additional information, see the “Technical Report Summary on Aripuanã”, filed as Exhibit 15.4 to our annual report on Form 20-F/A for the year-ended December 31, 2020, as filed on November 4, 2021.

Concentrate sales

All the metal produced by our mines is processed into concentrates. Our mining operations sell the concentrates that they produce to third parties and to our own smelters pursuant to arm’s length transactions. Each mine bears the cost of transporting the concentrate to the point of sale where the smelter or trader purchases the concentrate. The smelter or trader pays the mine for the percentage of metals contained in the concentrate, net of charges for treating the concentrate and refining the metals. The typical payable percentage is 85.0% for zinc contained in concentrate, 96.5% for copper contained in concentrate and 95.0% for lead contained in concentrate, minus treatment charges.

Mining Operations

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

Vazante mine deepening project and other Vazante initiatives

One of our main brownfield projects is the Vazante mine deepening project, which involves extending the mine life of Vazante. The capital expenditures related to this project in 2024 totaled US$0.4 million, and an additional US$1.8 million towards other expansion projects, focusing on the LOM extension. We expect to invest an additional US$0.3 million in 2025 for the deepening project and US$1.7 million for several other expansion projects at the Vazante mine. The Vazante mine deepening project began in 2013 and the completion of this project, which was expected to occur in 2024, was postponed due to our capital allocation strategy and the focus on other Vazante initiatives, which is now expected to be completed in 2028.

In addition, we are conducting exploration activities below the mine’s current operating level and alongside the orebody. As part of this project, we are investing in ongoing exploration activities and infrastructure, including expansion of an underground pumping station, an increase in the capacity of the ventilation system, emergency paths, access ramps, electrical networks and substations. In 2023, we prepared the area to receive such equipment in accordance with the project’s specifications and in 2024 we completed activities in accordance with the updated project schedule. In 2025, we expect to begin civil works and complete it in 2026. For 2027 and 2028, planned activities involve the execution of electromechanical work to complete mechanical operations.

Cerro Pasco Complex Integration Project

The Cerro Pasco Complex Integration Project is one of our main brownfield projects, which involves the continued integration of the El Porvenir and Atacocha underground mines. The Integration Project is intended to continue to capture synergies between the two mining operations, as a result of their proximity and operational similarities, with ore from both the underground mines being processed at the El Porvenir processing plant. The goal of the Integration Project is to achieve cost and investment savings, thereby reducing the environmental footprint and extending the combined LOM of the two mines. In the fourth quarter of 2024, our Board of Directors, through the Finance Committee approved the first phase of the project, the tailings pumping and piping system, following a recommendation from the SCP committee. For further information see “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.”

Bonsucesso

The Bonsucesso project is a greenfield underground mine project that was formerly part of the Morro Agudo complex (Ambrósia Trend). The Bonsucesso project was not included in the sale of the Morro Agudo complex. The project is located 8 km north of the Ambrósia Sul mine and approximately 60 km north of the Morro Agudo mine.

In 2024, we had no exploratory activities in the Bonsucesso project, and no activities are expected for 2025.

Mining Operations

The feasibility study was concluded in 2022 with no amount invested since. The total investments related to this project, as of December 31, 2024, totaled US$12.7 million, which includes all project studies (from the scoping study to the feasibility study) and incurred expenses related to construction and operating infrastructure.

The strategic review of our assets continues with initiatives to optimize our portfolio. We continue to assess risk-return alternatives, and we are currently revisiting the project, taking into consideration our capital allocation strategy and our focus on free cash flow generation.

Mining greenfield projects

Project Name	Current Project Status
Magistral	Under Review
Hilarión	Exploration phase
Florida Canyon Zinc	Exploration phase

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this annual report, none of our greenfield projects have Mineral Reserves under S-K 1300.

Magistral

The Magistral mining project is located in the Ancash region of Peru, approximately 450 km northeast of the capital of Lima and approximately 140 km east of the port city of Trujillo. The Magistral property can be reached by vehicle by driving a total of 272 km from Trujillo, much of which consists of poorly maintained roads that traverse steep topography. The Magistral Project consists of one large, irregularly shaped block of contiguous concessions and two smaller, non-contiguous single concessions. The Magistral Project comprises 36 granted concessions, totaling 16,416.0 hectares. The project is an open pit copper mine with molybdenum concentrate as a by-product. In 2016, ProInversión approved an initial feasibility study, which set forth production rates starting at 10 thousand tonnes per day and achieving 30 thousand tonnes per day. In 2016, the MINEM approved an environmental impact assessment (“EIA”), to process up to 30 ktpd. In 2023, we requested a modification of the EIA and in May 24, 2024, the National Service for Environmental Certification of Sustainable Investments (Servicio Nacional de Certificación Ambiental para las Inversiones Sostenibles, or “SENACE”) formally rejected the modification request of the EIA. We are currently addressing the situation with the relevant authorities, and we expect to reach a solution in 2025. The denial of the permit impacts our assessment of the project’s economic feasibility, technical development, as well as our impairment analysis. Additionally, because of the denial, in June 2024, the Magistral project was tested for impairment resulting in a loss of US$58 million.

Nexa Peru was awarded the contract to develop the Magistral mining project in 2011, which has been amended from time to time. Nexa made an initial payment of US$8.0 million to acquire the Magistral concessions, subject to a 2.0% NSR royalty upon production. Under the terms of the contract in 2016, Nexa Peru exercised the option by committing to invest a minimum 70% of declared initial capital expenditures by September 2024 and as a result of the COVID-19 pandemic, this term was extended by the government for an additional year, starting in September 2024. In 2023, new alignments were finalized, and an additional 35-month extension period was approved by force majeure, extending the period until August 2028. Pursuant to the terms of this commitment with the Peruvian Government to minimum investments levels in the project during this period, Nexa Peru would be required to pay a penalty of 30% of the unexecuted minimum investment commitment if not completed by August 2028. As of December 31, 2024, the unexecuted minimum investment commitment was US$323.0 million, and, if not completed, the penalty exposure would be US$97.0 million. Nexa Peru currently holds a 100.0% interest in 15 of the 36 concessions, Nexa holds 21 concessions by way of a lease agreement entered into with Companía Magistral S.A.C., a company also controlled by Nexa Peru. We spent approximately US$1.7 million on the Magistral project in 2024 and continue to review capital allocation to this project in our portfolio.

Exploration developments

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

Mining Operations

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

Of the 71 holes drilled in 2013, six were drilled to gain geotechnical information and the remainder were infill holes. Drilling in 2014 consisted of a combination of infill, geotechnical, and metallurgical holes. In 2015, drilling consisted entirely of infill holes, drilling ceased on the property in the same year. No exploration drilling program was carried out since then and no exploratory drilling program is scheduled for 2025.

Hilarión

The Hilarión project is located in the Ancash region of Peru, approximately 230 km north of Lima, the capital of Peru, and approximately 80 km south of the city of Huaraz and is accessible by paved road from Lima. It consists of 48 mineral concessions covering an area of approximately 9,374.0 hectares. Hilarión is a skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits. Hilarión and El Padrino and other occurrences in proximity to them (Mia, Eureka and others) constitute a large mineralized system, open in several directions for a potential increase in resources, extended mine life and increased production capacity in the future. The conceptual plan for the project includes the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

In 2020, we filed a preliminary economic assessment (“PEA”) for the Hilarión project. In 2021 and 2022, we drilled 28.5 km of diamond drilling to confirm and expand the mineralization in Hilarión Sur and west. In 2024, we spent approximately US$2.0 million on the Hilarión project, including mineral rights, project maintenance, geology review works and environmental obligations. We had no drilling activities at the project in 2024. In 2025, we have budgeted US$1.2 million for the Hilarión project maintenance, and we have planned no drilling activities.

Florida Canyon Zinc

The Florida Canyon Zinc project is located in the Eastern Cordillera of Peru at the sub-Andean front in the upper Amazon River Basin, 680 km north-northeast of Lima and 245 km northeast of Chiclayo and is accessible by paved road from Lima. It is comprised of 11 contiguous mining concessions, covering approximately 8,700.0 hectares, is owned by Minera Bongará S.A. and operated by Nexa Peru, a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitario Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2024, Nexa Peru owns a 61.00% interest in this joint venture, which may increase up to 70.00% upon Nexa Peru’s satisfaction of certain conditions.

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

In 2023, drilling at the Florida Canyon began in the third quarter due to a delay in the drilling program caused by lack of transportation for drilling materials. In September 2023, construction and maintenance of the motorized trail, which aims to reach La Florida Annex, commenced and was completed in 2024.

In 2024, we focused on maintenance of local infrastructure, such as opening access to receive future drilling campaigns.

We spent approximately US$2.0 million on this project in 2024, and we have budgeted US$1.5 million for the Florida Canyon project in 2025, including road maintenance, geological review and social programs. No drilling activities are planned for 2025.

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

Nexa currently holds 231,152.0 hectares across 12 exclusive prospective licenses (“EPL”) in the Tsumeb belt and 154,599.6 hectares across six EPLs for regional targets.

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

Drilling activities in 2024 were focused on the Tsumeb East target, located a few kilometers from the well-known Tsumeb Cu-Pb deposit in a similar geological setting. A total of 2.0 km of exploration drilling was completed in 2024. The completion of the AMT airborne survey, coupled with detailed geological mapping, has delineated high-priority anomalies at the Tsumeb East target. We also drilled these anomalies to define the geological endowment.

To date, we are defining the budget for the project as part of a joint venture with “JOGMEC”. Nexa is currently focusing on mapping and defining regional opportunities. In 2025, we plan to execute a geophysical survey to generate new targets to evolve into exploratory drilling in the coming years.

Mining Operations

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Magistral	An amendment to the EIA was submitted to the SENACE in the fourth quarter of 2021 for its assessment. In October 2023, we responded to SENACE inquiries. The amendment to the EIA was rejected in 2024. All other permits are valid.
Hilarión

The most recent environmental study is the fifth modification to the Hilarión Project’s Environmental Impact Statement (“EIS”), which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. The project’s EIS study is valid until 2027.

The authorization for exploratory activities at the El Padrino deposit was extended until March 2025. Currently, the Ministry of Energy and Mines is evaluating the fourth modification to the EIS. A detailed EIS was approved in 2020, which is valid until 2025.

The most recent environmental study for the Azulmina project is the modification of the EIS, which consisted of obtaining approval for new exploration platforms and revising the drilling program. The study is valid until 2028.

Florida Canyon Zinc	The most recent environmental study is the fifth modification to the Florida Canyon Project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. It was approved in 2023 and is valid until 2028.

Tailings disposal

Regulatory framework

In Brazil, tailings dams’ failures have triggered the issuance of new regulations. On January 25, 2019, there was a tragic failure of a tailings dam in the city of Brumadinho, in the state of Minas Gerais, Brazil. The Brumadinho dam, that belongs to Vale S.A., was originally built using the upstream method. A report by a panel of technical experts commissioned by Vale S.A. found that the tailings dam failure was the result of flow liquefaction within the tailings in the dam. Another upstream-method tailings dam in Brazil, the Fundão tailings dam owned by Samarco Mineração S.A., failed in November 2015. Each of these failures released muddy tailings downstream, flooded certain communities, caused fatalities and resulted in extensive environmental damage to the surrounding area.

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

In addition, in February 2019, the state of Minas Gerais enacted regulations that prohibit the construction of a new dam or the expansion of existing dams if communities are established within its self-rescue zone, an area encompassing the portion of the valley downstream of the dam where timely evacuation and intervention by the competent authorities in emergency situations is not possible. All of the tailings dams located in Minas Gerais have permission to operate, however, future licensing for new tailings storage facilities or new raises must consider any community in the hazardous zone. Due to the difficulty in licensing new dams in the state of Minas Gerais, in February 2023 we began industrial-scale testing the technology developed for dry stacking disposal at the Três Marias unit, which consists of filtering the waste pulp for subsequent disposal through the dry stacking process, as waste disposal in this unit was going directly to its tailings deposits. In 2024, the initiative achieved excellent results successfully filtering residue and we continued to develop the project during the initial stages of the industrial-scale test, filtering an average of 92.4% of the operation’s material throughout the year. The remaining residue is disposed in the west 1 module of the Murici Deposit. We expect that the Company will be able to utilize dry disposal in the future to reduce the risks for communities in the hazardous zones. Due to these advancements, we began the licensing process for government approval of the dry stacking disposal facility at Três Marias.

Mining Operations

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

At the end of 2020, the Brazilian Federal Authorities decreed that the new dam safety law (Law No. 14,006/2020) updates the previous dam safety Law No. 12,334 enacted in 2010. Similar to the regulation enacted in February 2019, this new law defines that new upstream tailings dams and new raises are no longer permitted and that the EAP is mandatory for all mining dams that store tailings. This law also limited the construction of new tailings dams if communities are established within its self-rescue zone. In this case, the mining company must remove the residents or reinforce the dam structure according to the technical solution approved by the ANM. In 2022, the mining authorities in Brazil enacted a regulation that establishes new procedures related to dams (Resolution ANM 95/2022), which consolidated the safety standards for mining dams, revoking several previous regulations (Ordinance DNPM No. 70,389/2017 and Resolutions ANM No. 13/2019, 32/2020, 40/2020, 51/2020 and 56/2021) and also regulated items by the national legislation (Law No. 14,066/2020), which modified the National Dam Safety Policy.

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

In 2022, Nexa revised the EAP for all mining dams to adapt to the new Brazilian regulations and considering the new EAP guidelines, detailed by specific terms of reference (Termos de Referência), which were published in 2021. We sent the EAP to all relevant public agencies and published the document on our website. In 2024, we also conducted the Compliance and Operational Evaluation (“COA”) of the EAP for mining, which consists of a legal requirement that aims to certify that the EAPs comply and adhere to the legislation and would be operational in practice in case of an emergency. Thus, the EAP was evaluated by an external company that issued the Compliance and Operability Report (“COR”) and Declaration of Conformity and Operability (“DCO”) of the EAP.

On December 30, 2023, the State of Minas Gerais published State Decree No. 48,747/2023, regulating the environmental recovery policies that companies are required to have in place in the event of an accident or deactivation of a dam, pursuant to a prior state law passed in 2019. Under State Decree No. 48,747/2023, any dams that meet the requirements established under the 2019 Dam Safety Policy law must have an environmental guarantee policy in place. During the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. The Company complied with this requirement in September 2024. The amendment also established that mining companies must present 50% of the chosen guarantees by the end of 2024. As of December 31, 2024, Nexa estimates that it will require US$19.1 million to cover the applicable dams under this policy. The guarantee can be made by one of the following methods: (i) cash deposit; (ii) CDB; (iii) bank guarantee; or (iv) guarantee insurance. The Company, on December 27, 2024, filed the environmental recovery proposal, contracting for 50% of the guarantee by December 31, 2024, totaling US$9.6 million for all its structures in Minas Gerais through bank guarantees. For 2025, subject to the approval of the environmental agency, an additional 25% must be contracted for by December 31, 2025, and 25% by December 31, 2026, following the schedule previously established by the Decree and the Company expects to comply with this requirement. However, on December 31, 2024, a new Decree was published, further amending the wording of Decree 48,747/2023. This amendment stipulated that the deadline for submitting guarantees would only begin after the environmental agency approves the proposal. Since the new Decree was published after Nexa submitted its guarantees, it will be necessary to await the environmental agency's analysis and address any adjustments required under the revised wording.

Mining Operations

In 2024, a new resolution was published by the State of Minas Gerais (GMG Resolution No. 83, of the Civil Defense), in Brazil, which establishes the minimum requirements for the preparation, analysis and approval of the second section of the Dam Emergency Action Plan (PAE), following the powers of the Civil Defense of Minas Gerais, according to State Decree No. 48,078, of November 5, 2020. This resolution aims to standardize and ensure the effectiveness of emergency measures in dams. Among the main new requirements are the implementation of geotechnical monitoring rooms, which operate 24 hours a day, 7 days a week, in addition to changes in the sounding of alert sirens, which are currently in the process of being implemented in the units of Três Marias, Juiz de Fora and being adapted in Vazante. These new requirements reflect the industry's, and thereby our, focus on improvement of safety and monitoring structures, increasing the efficiency of emergency prevention and response actions at dams.

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

In December 2023, the Peruvian government issued Supreme Decree No. 034-2023-EM which amended the Occupational Health and Safety in Mining regulation by adding a chapter on management and safety requirements for waste and tailings disposal facilities. The main requirements of the Decree can be summarized as new needs for studies to be carried out, updating the emergency response plan, contemplating a dam break scenario, implementation of alarm systems, among other devices. Most of the items were already or have been implemented. The alarm system is in the implementation phase.

El Porvenir’s tailings dam is currently supported by an authorization for operation up to an altitude of 4,066 meters above sea level (“masl”), which was granted by the Ministry of Energy and Mines on August 28, 2024, the previous authorization was for 4,064 masl. Activities to expand the El Porvenir’s tailings dam to an elevation up to 4,070 masl are underway and the authorization for this new elevation is expected to be obtained by the end of 2025.

For more information, see “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

Nexa’s practices

We monitor tailings and waste dams in accordance with international best practice guidelines for management and project design based on criteria set by the International Commission on Large Dams (“ICOLD”) and the Canadian Dam Association (“CDA”) dam safety guidelines. In 2024, all of our tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying that these facilities are safe and stable. In Brazil, these certifications are carried out twice a year for mining and smelting dams. In Peru, they occur once a year. As of the date of this annual report, all tailings dams in Peru and Brazil have undergone the certification process, and we concluded a technical report for these dams during the first half of 2024. In addition, all our dams and dry stacking structures are monitored under a system known as the Sistema de Gestão de Barragens ou Depósitos/Tailing Dam Management System (“SIGBAR/SIGDEP”), which consists of procedures, tools and key performance indicators, monthly reports and monitoring and analysis by an independent Geotechnical Engineer. The monitoring procedures include regular inspections, as well as internal and external audits.

In addition to the above-mentioned policies and procedures, our SCP committee assists and advises our Board in supporting safe and sustainable business practices in our conduct and activities, as well as in reviewing technical, economic and social matters with respect to our projects.

In 2024, we began the process of implementing standards delineated by the Global Industry Standard Tailings Management (“GISTM”) at the Vazante unit. This is an important step in our tailings management process, as we are focused on incorporating global standards for tailing management into our operations. At the same time, we underwent

Mining Operations

a review process conducted by our first Independent Tailings Review Board (“ITRB”), a process prescribed by GISTM. The main objective of the ITRB is to provide technical and strategic recommendations to ensure the safety and compliance of dams with international best practices, reducing environmental, social and financial risks. The scope of the ITRB assessment varies depending on the applicable company and local legislation but generally includes the assessment of design and construction; operation and maintenance; risk and safety management; regulatory compliance; closure and rehabilitation plan; among others. The ITRB’s function helps increase the transparency and credibility of dam management, and increase satisfaction of the expectations of regulators, investors and local communities. No critical items were found in the ITRB assessment of our tailings management process in Vazante. The main recommendations observed were on tailings governance. We plan to continue implementing the standards delineated by GISTM at other units in 2025.

In 2022, all plans for the units in Brazil were reviewed and filed with their respective government’s environmental agencies, and as of the date of this annual report, approval is pending from the respective environmental agencies. In 2023, we began conducting engineering studies to evaluate the stability and confirm the construction method of old inactive industrial waste containment structures. These structures, since they became inactive more than 20 years ago have been subject to decommissioning as monitored by the environmental agency of the State of Minas Gerais as part of the environmental licensing process for the unit. None of these structures contain mining tailings, water or liquid waste. In 2024, we presented the progress of the studies to the respective state environmental foundation, and we plan to resume discussions in the first half of 2025 to present the results of the studies carried out and define next steps to classify these structures. For more information about our SCP committee and ESG initiatives, see Information on the Company—Environmental, Social and Governance (ESG) and corporate initiatives—Sustainability Committee and Reporting.”

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

If neither the conversion nor the backfill method is available, we prefer to use the dry stacking method, which involves removing moisture from tailings and stacking them in layers to form an artificial mount covered with soil and vegetation, causing it to integrate into the local landscape. We use the dry stacking and backfill methods at our Cerro Lindo mine in Peru since the startup of our mine. In 2019, we started operating a dry stacking facility, which substituted the tailings dam in Vazante. As a result of this new structure in the Vazante unit, 70.5% of all our tailings disposal is done either through backfill or dry staking, reducing our exposure to dams. In 2023, we began developing the backfill and dry stacking methods at our Aripuanã unit, which began the ramp-up in July 2022. In February 2023, we started an industrial-scale testing for dry stacking disposal at the Três Marias unit. In 2024, the initiative achieved excellent results successfully filtering the residue and we continued to develop the project during the initial stages of the industrial-scale test, filtering an average of 92.4% of the operation’s material throughout the year. Due to these advancements, we began the licensing process of the dry stacking disposal at Três Marias.

When neither of these three methods is possible, we use tailings dams. The dam acts as a solid barrier engineered to prevent the tailings material from escaping to the environment around the mine. We use this method in Peru at our Cerro Pasco Complex (El Porvenir and Atacocha mines), and at our Cajamarquilla smelter, and in Brazil at our Vazante mine, and Juiz de Fora and Três Marias smelters. We also use a combination of the backfill method and tailings dams at our El Porvenir and Atacocha mines in Peru. At the Aripuanã mine, we have built a water dam to supply water to our plant. This dam is engineered with borrowed material and uses the technical control of compaction of the soil.

We currently raise our tailings dams using the following two methods: (i) the downstream method, where the building material is disposed downstream of the crest of the dam body; and (ii) the center-line method, where the building material is disposed partially downstream and partially upstream of the crest of the dam body, while maintaining the same centerline of the crest. Historically, we have also used the upstream method – where the building material is disposed upstream of the crest of the dam body – in certain instances – however, none of these tailings’ dams are now active.

Mining Operations

In addition, we also use effluent dams, which are dams used to treat water that contains tailings particles or other solid particles. The effluent dams separate the tailings particles or other solid particles from the water by retaining the particles and releasing the clean water downstream.

We currently have 40 disposal facilities, 22 of which are active and 18 inactive (including tailings dams, dry stacking facilities, effluent dams and water storage dams), 18 located in Peru and 22 located in Brazil. We continue to implement responsible tailings management strategies, including backfill methods and dry stacking, to minimize our environmental impact. Additionally, decommissioning and de-characterization efforts are ongoing for non-operational dams, in line with our commitment to sustainable mining practices. The following is an overview of the dams we have in place at our principal mining and smelting facilities:

Peru

•	At Cerro Lindo, we have no tailings dams, and tailings are disposed of using a combination of the backfill and dry stacking methods; there are two dry stacking facilities and two effluent dams.
•	At the Cerro Pasco Complex (El Porvenir and Atacocha), tailings are disposed of using a combination of the backfill method and tailings dams; there are two tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At Cajamarquilla, there are three tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At the Chapi mine property, which was sold on December 23, 2024, there were five non-operational tailings dams, which have already been excluded from the total number of disposal facilities.
•	At the Sinaycocha property, which is part of our Atacocha mine property, there is one non-operational tailings dam.

Brazil

•	At Morro Agudo, which was sold on July 1, 2024, most tailings were converted for sale, however, there were two products dams and a separate tailings dam, which have already been excluded from the total number of disposal facilities.
•	At Vazante, tailings are disposed of using a combination of tailings dams, backfill and dry stacking methods; there is one dry stacking facility, one tailings dam and two effluent dams in active use.
•	At Aripuanã, we have no tailings dams, and tailings are disposed of using a combination of the backfill and dry stacking methods; there is one dry stacking facility and one water storage dam in active use.
•	At Juiz de Fora, there is one tailings dam in active use, three effluent dams in active use and six non-operational tailings dams, one of which is in decommissioning process, while the other five were decommissioned in 2002 and are currently in the process of de-characterization.
•	At Três Marias, there are two tailings dams and one dry stacking facility in active use and three non-operational tailings dams, which are in the process of being decommissioned.

Smelting Operations

Smelting operations

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity	Metallic Zinc Production in 2024	Zinc Oxide Production in 2024	Other Products
				(in tonnes of refined zinc per year)	(in tonnes of zinc metal available for sale, includes alloys)	(in tonnes of zinc oxide)
Cajamarquilla	Peru	RLE	Metallic zinc (SHG, CGG jumbos and alloys)	344,436	334,078	0	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac) and zinc oxide	192,199	144,096	34,569	Cadmium and cobalt cement
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	96,923	81,989[1]	0	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				633,558	560,163	34,569

(1)	Considering 783 tonnes of zinc cathodes transferred from Três Marias and 8,992 tonnes of zinc High Grade acquired from third-parties.

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

Smelter sales

We produce various types of refined zinc products. In 2024, we sold a total of 556.8 thousand tonnes of our metallic zinc line of products (including SHG, CGG jumbos, alloys and Zamac). In addition, we commercialized 34.5 thousand tonnes of zinc oxide at 80% standard zinc content in 2024, totaling 591.3 thousand tonnes of zinc metal products sold.

In March 2021, a calcine supplier in Peru shut down its facility, reducing our calcine availability and, consequently, impacting our production and sales going forward. Since 2022, we have been able to partially offset the reduction in calcine availability through the development and consumption of new sources of secondary raw materials, such as third-party waelz oxide. However, in 2024 we restored our use of calcine from a supplier in Peru for all of our smelting operations, reducing part of our secondary raw material consumption.

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America (excluding Mexico) and the only zinc smelter in Latin America outside Mexico and Brazil, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 344.4 thousand tonnes of metallic zinc, the Cajamarquilla smelter produced 334.1 thousand tonnes of zinc metal available for sale in 2024. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine and waelz oxide processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

The Cajamarquilla smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2024, the Cajamarquilla smelter consumed 356.3 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 31.1% of zinc contained in concentrates from our mines, 66.8% of zinc contained in concentrates from third parties and 2.1% from secondary raw material.

Smelting Operations

In 2024, the Cajamarquilla smelter sold approximately 327.0 thousand tonnes of metallic zinc, of which 35.1% of the volume was sold to Latin America (including Mexico), 16.7% to Europe, 16.4% to the United States, 11.9% to international traders and 19.9% to Asia. The Cajamarquilla smelter also produces sulfuric acid, silver concentrate, copper cement, manganese dioxide, oxides (ashes) and cadmium sticks. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Cajamarquilla for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	110,983	92,827	104,150
Zinc Contained in Concentrate from Third Parties	237,953	233,425	239,587
Secondary Raw Material	7,370	14,745	17,081
Total Inputs	356,306	340,996	360,819
Zinc Recovery (%)	94.4	93.8	94.7

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 253 km from the Vazante mine and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from Aripuanã mine, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operation of the Vazante mine and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 192.2 thousand tonnes of refined metal per year. Production in 2024 totaled 178.7 thousand tonnes of zinc metal and oxide available for sale.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2024, the Três Marias smelter consumed 191.9 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 88.5% of zinc contained in concentrates from our mines, 11.3% of zinc contained in concentrates from third parties and 0.2% from secondary raw material.

In 2024, Três Marias sold approximately 146.8 thousand tonnes of metallic zinc and 34.5 thousand tonnes of zinc oxide, of which 63.5% of the volume was sold to Latin America (including Mexico), 14.7% to international traders, 17.1% to Africa, 1.2% to Asia and 3.5% to Europe. The Três Marias smelter also produces copper/cobalt cement, Oxides (ashes) and cadmium briquettes. These products are sold to local customers.

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed and fertilizer industries. In 2024, the production of zinc oxide was approximately 34.6 thousand tonnes. In zinc content, approximately 73.8% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 26.2% of raw material from third parties, in the form of dross and skims, to produce zinc oxide as well as the generation of by-products.

In 2021, the request for environmental licensing for a new expansion of the Três Marias tailings dam was submitted to the environmental agency of the state of Minas Gerais. In 2023, we advanced with the waste dry disposal system on an industrial scale, which consists of filtering the waste pulp for subsequent disposal through the dry stacking process, as waste disposal in this unit was going directly to its tailings deposit. The initiative achieved excellent results, filtering an average of 74% of the operation’s material throughout the year, and in 2024, filtration reached 92.4%. Due to this advancement, we began the licensing process for government approval of the dry stacking disposal facility. For more information, see “Mining Operations—Tailings Disposals—Regulatory framework.” See also “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

Smelting Operations

The following table presents the historical concentrates processed and zinc recovery rate in Três Marias for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	169,901	167,726	146,006
Zinc Contained in Concentrate from Third Parties	21,680	22,430	38,319
Secondary Raw Material	325	1,976	3,320
Total Inputs	191,906	192,132	187,645
Zinc Recovery (%)	89.2	90.1	91.6

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 96.9 thousand tonnes of metallic zinc per year. In 2024, Juiz de Fora produced 82.0 thousand tonnes of zinc metal available for sale. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2024, the Juiz de Fora smelter consumed 82.5 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 56.2% of zinc contained in concentrates from our mines, 28.4% of zinc contained in concentrates from third parties and 15.4% from secondary raw material.

In 2024, the Juiz de Fora smelter sold approximately 83.0 thousand tonnes of metallic zinc, of which 79.9% of the volume was sold to Latin America (including Mexico) and 20.1% to international traders outside of Latin America. This Juiz de Fora smelter also produces sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash. These products are sold primarily to international traders and local customers.

The following table presents the historical concentrates processed and zinc recovery rate in Juiz de Fora for the periods indicated.

In December 2024, a fire occurred in certain electro-filters at Juiz de Fora. The incident was promptly contained, leading to an emergency shutdown of the roasting plant during the last week of the month. Repair measures are currently underway, and we expect to gradually restore the electro-filters during the first half of 2025. The incident was not material to our operations as of December 31, 2024, but we anticipate impacts on production in 2025.

	For the Year Ended December 31,
	2024	2023	2022
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	46,341	36,460	27,874
Zinc Contained in Concentrate from Third Parties	23,428	36,515	43,419
Secondary Raw Material	12,726	14,419	17,554
Total Inputs	82,496	87,394	88,847
Zinc Recovery (%)	93.9	93.6	93.1

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

The Peruvian zinc concentrate supplied to the Brazilian smelters is loaded in bulk and sent to the Port of Rio de Janeiro, where it is cleared through customs and then loaded into railcars to the Juiz de Fora smelter or into trucks and railcars to the Três Marias smelter. The ocean freight for this Peruvian zinc is covered by a freight contract.

All the zinc concentrates produced at our Vazante mine is transported by road to the Três Marias smelter using three trucking companies. These mines also produce lead and lead/silver concentrates, which are loaded into containers at the mine and are transported using trucks and trains to the Sepetiba Tecon Terminal in Itaguaí, Rio de Janeiro, Brazil. The lead and lead/silver concentrates are then exported in accordance with our annual contracts with container shipping lines.

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

Other Operations

Sales and marketing

We sell most of our products through supply contracts with terms between one and three years. Only a small portion of our products is sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF, FOB and other delivery terms based on Incoterms 2010/2020. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end users and global traders. As a result, we can obtain competitive commercial terms for our products in the long-term. In 2024, our top 10 metallic zinc customers represented approximately 57.7% of the total sales volume for such products, with our top 10 zinc oxide customers representing 58.5% of the total sales volume for that product, and our top five concentrate customers represented approximately 84.2% of the total sales volume for such products, in each case excluding intercompany sales.

Concentrates

In 2024, 100% of our zinc concentrate production was directed to our smelting operations in Peru and Brazil, however, 0.7% of the production was resold to a third-party customer due to the result of a swap contract negotiation. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2024, 51.9% of the total zinc raw material consumption in our smelters was produced by our mines and 48.1% was purchased from third parties or obtained from secondary raw materials (excluding zinc oxide).

Refined Metals

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•	São Paulo, Brazil;
•	Lima, Peru;
•	Houston, United States; and
•	Luxembourg, Grand Duchy of Luxembourg.

We hold a leadership position in our home market, Latin America (excluding Mexico), with an estimated market share of 75.8% in 2024, according to our sales volume, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In other regions, we hold a strategic position, with estimated market share of 24.0% in Africa, 4.3% in North America, 3.2% in Europe and 0.7% in Asia, according to our sales volumes, import databases and demand forecasts sourced from specialized consultancy groups and customs websites.

In 2024, 72.6% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments and 27.4% of our total sales were to international traders. Our products are sold to end users in the transport, construction, infrastructure, consumer goods and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2024, 50.0% were to Latin America (including Mexico), 10.3% to Europe, 9.1% to the United States, 5.3% to Africa and 11.4% to Asia, with the remaining 13.9% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month or month prior to shipment.

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 29 different by-products, most of which are sold based on the characteristics of each market or region.

Other Operations

Power and energy supply

Peru

We contracted for 97.3% (1,908.8 GWh) of energy for our operations in our Peruvian operating units from the SEIN and consumed 100% (1,908.8 GWh) of this energy. The other 2.7% (52.0 GWh) of the energy for our Peruvian operating units was obtained from our own hydroelectric power plants and the Cajamarquilla cogeneration power plant. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 9,726 kilowatts, or kW.

We currently have contracts with Electroperú S.A., a well-known Peruvian state-owned company, which cover 100% (293.3 GWh), 100% (131.3 GWh) and 44.3% (30.3 GWh) of the energy requirements for our Cerro Lindo, El Porvenir and Atacocha units, respectively. In Cajamarquilla, Electroperú S.A. is responsible for 95.8% (1,406.9 GWh) of the energy supply. In 2024, we consumed 100% of the energy acquired through these contracts.

We currently also have a spot contract with Engie S.A. for the supply of energy to the Cajamarquilla unit. In 2024, 3.2% (47.0 GWh) of the energy requirements for our operations in Cajamarquilla was contracted from Engie and 100% of this energy was consumed.

In March 2025, Nexa entered into a 10-year supply agreement with Kallpa S.A., a Peruvian energy company, for the supply of 278.0 MW of power from 2027 to 2036, which will replace our contracts with Electroperú and Engie, which expire in December 2026. Our contract with Kallpa does not include a guarantee of hydroelectric origin (which our contract with Electroperú includes), therefore we will use the International REC Standard certificate system to offset greenhouse gas emissions.

The following table sets forth the energy sources and energy consumption with respect to our Peruvian operating units in 2024.

Operating Unit	Energy Source	Total Energy Consumed in 2024 (GWh)	Percentage of Total Energy Usage in 2024
Third-Party
Cerro Lindo	Third-Party (Electroperú S.A.)	293.3	15.4%
El Porvenir	Third-Party (Electroperú S.A.)	131.3	6.9%
Atacocha	Third-Party (Electroperú S.A.)	30.3	1.6%
Cajamarquilla	Third-Party (Engie S.A.)	47.0	2.5%
Cajamarquilla	Third-Party (Electroperú S.A.)	1,406.9	73.7%
Total Energy Usage		1,908.8	100%
Own Power Plant
El Porvenir	Own Power Plant (Candelaria)	0.0	0.0%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	38.1	73.1%
Cogeneration CJM	Two steam turbines with HRSG from tostación	14.0	26.9%
Total Energy Usage		52.1	100%

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.8 MW.

Other Operations

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga River. The plant has been operating since 1957, and its installed rated capacity is 5.9 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1953, and was overhauled in 1984, increasing its installed rated capacity of 1.2 MW. Since the beginning of 2020, Marcopampa has been shut off indefinitely. During 2024, Atacocha consumed 38.1 GWh from these plants, which represented approximately 55.7% of the energy usage of the mine.

Brazil

With respect to our Brazilian operations, as of December 31, 2024, energy supply comes from various contracts, and our subsidiary Pollarix S.A (“Pollarix”).

The five hydroelectric plants in which our subsidiary Pollarix has directly or indirectly the following interests: a 22.4% equity participation in Enercan (Campos Novos hydroelectric power plant), a 100.0% ownership of the hydroelectric power plant Picada located in Minas Gerais, a 12.6% equity participation in the Amador Aguiar I, a 12.6% equity participation in the Amador Aguiar II and a 23.9% equity participation in the Igarapava. These plants have hydroelectric power facilities in the states of Minas Gerais, Santa Catarina and São Paulo. The hydroelectric power plants of Pollarix provides energy to the four operating units (Vazante, Três Marias, Juiz de Fora and Aripuanã) and provided energy to Morro Agudo prior to its sale.

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

In 2023, Nexa finalized a contract rearrangement with Pollarix, in which the energy delivery from the hydroelectric plants (Picada, Igarapava and Amador Aguiar) was centralized through Pollarix. Pollarix is responsible for transferring the energy to Nexa, guaranteeing the right to self-production. In 2024, Pollarix provided 710.6 GWh of energy, which represented 43.8% of Nexa’s total energy purchased.

Besides the hydroelectric plants centralized through Pollarix, Nexa has a contract of energy supply with Enercan. In 2024, Enercan provided 639.6 GWh of energy, which represented 39.4% of Nexa’s total energy purchased.

We also have a contract with Auren, which provides energy from several energy generation sites to all Nexa operations in Brazil. In 2024, Auren provided a total supply of 31.9 GWh of energy, representing 2.0% of Nexa’s total energy purchased.

In 2020, we began a 15-year energy supply agreement with Furnas Centrais Elétricas S.A. (“Furnas”), a Brazilian energy company, controlled by Eletrobras, to help address the increased energy demand in our operations. Nexa Brazil currently consumes nearly all the energy supplied by Pollarix, Enercan and Auren in its existing operations. Furnas provides energy to two operating units (Três Marias and Juiz de Fora). In 2024, Furnas provided a total supply of 209.0 GWh of energy, representing 12.9% of Nexa’s total energy purchased. However, we terminated our supply contract with Furnas in February 2025.

In May 2024, we entered into a 10-year supply agreement with Eneva, a Brazilian energy company, for the supply of 25.0 MWavg of energy from 2025 to 2034.

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2024.

Other Operations

Operating Unit	Energy Source	Total Energy Consumed in 2024 (GWh)	Percentage of Total Energy Usage in 2024
Third-Party and Own Power Plants	Pollarix S.A, Furnas S.A., Enercan, Auren and Market
Juiz de Fora		390.4	25.2%
Três Marias		735.0	47.5%
Vazante		292.1	18.9%
Morro Agudo		25.9	1.7%
Aripuanã		104.3	6.7%
Total Energy Usage		1,547.7	100%

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River, in the state of Santa Catarina. The plant has an installed capacity of 880 MW and has been authorized by the Brazilian Energy Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL), to produce 382.2 MWavg. During 2024, Aripuanã, Vazante, Morro Agudo, Três Marias and Juiz de Fora units acquired 639.6 GWh from Campos Novos, which represented approximately 39.4% of our total energy purchased.

Picada

Picada is a hydroelectric plant located along the Peixe River in the state of Minas Gerais. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 29.6 MWavg. During 2024, the Vazante unit acquired 222.2 GWh, which represented 13.7% of our total energy purchased.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River in the state of Sao Paulo. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 127.5 MWavg. During 2024, Aripuanã, Vazante, Morro Agudo, Três Marias and Juiz de Fora units acquired 229.7 GWh from Igarapava, which represented approximately 14.1% of our total energy purchased.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River in the state of Minas Gerais. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 146.7 MWavg. During 2024, Aripuanã, Vazante, Morro Agudo, Três Marias and Juiz de Fora units acquired 139.6 GWh from Amador Aguiar I, which represented 8.6% of our total energy purchased.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River in the state of Minas Gerais. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 125.2 MWavg. During 2024, Aripuanã, Vazante, Morro Agudo, Três Marias and Juiz de Fora units acquired 119.1 GWh from Amador Aguiar II, which represented 7.3% of our total energy purchased.

Nexa Energy

In June 2024, we acquired an energy trading company, currently named Nexa Energy, to maximize the benefits of our consumer units in the free energy market. The trading company acts as an intermediary in the negotiation of supply contracts, customizing them according to the company's specific needs, in addition to facilitating access to a variety of suppliers.

In certain situations, Nexa may have a volume of energy greater than its consumption, and Nexa Energy plays a crucial role in managing this surplus, enabling its sale in the free energy market. This operation can generate financial returns, depending on market prices.

Other Operations

The sale of surplus energy also prevents excess energy from being liquidated at the Electric Energy Commerce Chamber (Câmara de Comercialização de Energia Elétrica or “CCEE”). Although the value of the surplus is calculated based on market prices, the payment of these amounts is subject to the risk of non-payment by CCEE. Non-payment occurs when participants do not meet their financial obligations in the monthly settlements. In this case, the unpaid amounts are divided among all creditors, resulting in a lower credit than the amount originally due.

Another relevant benefit of having an energy trading company is tax optimization. By including surplus energy in Nexa Energy's portfolio for sale, Nexa prevents its consumer units from being taxed on the amounts of energy that would be delivered but not consumed.

From July to December 2024, the amount of surplus energy traded by Nexa Energy was 14.8 MWavg.

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

Presentation of information concerning Mineral Reserves

The estimates of proven and probable reserves at our mines and projects and the estimates of LOM included in this annual report have been prepared by the Qualified Persons referred to herein, and in accordance with the technical definitions established by the SEC Under S-K 1300:

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

Mineral Reserves and Resources

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or when mining plans become available. During 2024, we performed an analysis of our reserves and resources estimates for certain operations, resulting in updated estimates as of December 31, 2024. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates have been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to our estimates of Mineral Reserves and Resources, see “Risk factors—Risks related to our Mineral Reserves and Resources.”

Mineral Reserves and Resources

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2024, prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Proven	20.79	1.56	0.57	19.7	0.19	-	323.6	118.1	13,183	38.9	-
		Probable	11.85	1.07	0.43	24.2	0.22	-	127.2	50.5	9,238	26.4	-
		Subtotal	32.64	1.38	0.52	21.4	0.20	-	450.8	168.6	22,421	65.2	-
Vazante (4)	100	Proven	5.45	8.74	-	14.3	0.26	-	476.7	-	2,511	14.0	-
		Probable	6.32	9.06	-	10.3	0.24	-	572.1	-	2,095	15.2	-
		Subtotal	11.77	8.91	-	12.2	0.25	-	1,048.8	-	4,606	29.2	-
Vazante Aroeira Tailings (5)	100	Proven	-	-	-	-	-	-	-	-	-	-	-
		Probable	1.98	4.14	-	7.5	0.25	-	82.2	-	480	4.9	-
		Subtotal	1.98	4.14	-	7.5	0.25	-	82.2	-	480	4.9	-
El Porvenir (6)	83.55	Proven	3.42	4.11	0.25	76.2	1.29	-	140.5	8.5	8,384	44.2	-
		Probable	9.30	4.16	0.23	70.9	1.14	-	387.2	21.8	21,211	106.2	-
		Subtotal	12.72	4.15	0.24	72.3	1.18	-	527.7	30.3	29,595	150.4	-
Atacocha (Underground) (7)	81.78	Proven	1.46	3.94	0.33	86.2	1.56	-	57.7	4.8	4,053	22.8	-
		Probable	3.34	4.54	0.43	76.6	1.27	-	151.4	14.2	8,216	42.4	-
		Subtotal	4.80	4.36	0.40	79.5	1.36	-	209.1	19.0	12,269	65.2	-
Atacocha (Open pit) (8)	81.78	Proven	1.18	1.08	-	38.9	1.17	0.18	12.7	-	1,469	13.7	6.7
		Probable	1.81	0.97	-	33.3	1.15	0.22	17.6	-	1,943	20.9	13.0
		Subtotal	2.99	1.01	-	35.5	1.16	0.21	30.3	-	3,413	34.7	19.7
Aripuanã (9)	100	Proven	5.86	3.79	0.20	33.1	1.37	0.24	222.0	11.9	6,230	80.3	44.7
		Probable	26.82	4.69	0.11	42.6	1.81	0.19	1,258.2	29.7	36,719	485.3	163.7
		Subtotal	32.68	4.53	0.13	40.9	1.73	0.20	1,480.2	41.6	42,949	565.6	208.3
Total		Proven	38.17	3.23	0.38	29.2	0.56	0.04	1,233.2	143.3	35,831	214.0	51.4
		Probable	61.43	4.23	0.19	40.5	1.14	0.09	2,595.7	116.2	79,903	701.3	176.7
		Total	99.59	3.84	0.26	36.1	0.92	0.07	3,829.0	259.5	115,734	915.3	228.1

Notes:

* Numbers may not add due to rounding.
* The point of reference for Mineral Reserves in this table is mill feed materials.
* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2024 prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(%)		(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Proven	24.88	1.56	0.57	19.7	0.19	-	387.3	141.3	15,779	46.5	-
		Probable	14.19	1.07	0.43	24.2	0.22	-	152.2	60.4	11,057	31.5	-
		Subtotal	39.07	1.38	0.52	21.4	0.20	-	539.5	201.8	26,836	78.1	-
Vazante (4)	100	Proven	5.45	8.74	-	14.3	0.26	-	476.7	-	2,511	14.0	-
		Probable	6.32	9.06	-	10.3	0.24	-	572.1	-	2,095	15.2	-
		Subtotal	11.77	8.91	-	12.2	0.25	-	1,048.8	-	4,606	29.2	-
Vazante Aroeira Tailings (5)	100	Proven	-	-	-	-	-	-	-	-	-	-	-
		Probable	1.98	4.14	-	7.5	0.25	-	82.2	-	480	4.9	-
		Subtotal	1.98	4.14	-	7.5	0.25	-	82.2	-	480	4.9	-
El Porvenir (6)	83.55	Proven	4.10	4.11	0.25	76.2	1.29	-	168.2	10.2	10,035	52.9	-
		Probable	11.3	4.16	0.23	70.9	1.14	-	463.4	26.1	25,387	127.1	-
		Subtotal	15.23	4.15	0.24	72.3	1.18	-	631.6	36.3	35,422	180.1	-
Atacocha (Underground) (7)	81.78	Proven	1.79	3.94	0.33	86.2	1.56	-	70.5	5.9	4,956	27.8	-
		Probable	4.08	4.54	0.43	76.6	1.27	-	185.1	17.4	10,047	51.9	-
		Subtotal	5.87	4.36	0.40	79.5	1.36	-	255.6	23.3	15,003	79.7	-
Atacocha (Open pit) (8)	81.78	Proven	1.44	1.08	-	38.9	1.17	0.18	15.5	-	1,797	16.8	8.2
		Probable	2.22	0.97	-	33.3	1.15	0.22	21.5	-	2,376	25.6	15.9
		Subtotal	3.66	1.01	-	35.5	1.16	0.21	37.0	-	4,173	42.4	24.1
Aripuanã (9)	100	Proven	5.86	3.79	0.20	33.1	1.37	0.24	222.0	11.9	6,230	80.3	44.7
		Probable	26.82	4.69	0.11	42.6	1.81	0.19	1,258.2	29.7	36,719	485.3	163.7
		Subtotal	32.68	4.53	0.13	40.9	1.73	0.20	1,480.2	41.6	42,949	565.6	208.3
Total		Proven	43.52	3.08	0.39	29.5	0.55	0.04	1,340.3	169.3	41,308	238.5	52.9
		Probable	66.74	4.10	0.20	41.1	1.11	0.08	2,734.7	133.6	88,162	741.5	179.6
		Total	110.26	3.70	0.27	36.5	0.89	0.07	4,074.9	302.9	129,470	980.0	232.5

Notes:

* Numbers may not add due to rounding.
* The point of reference for Mineral Reserves in this table is mill feed materials.
* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mineral Reserves and Resources

(1)	The total tonnage and content amounts presented in this table represent Nexa’s attributable ownership basis.

(2)	The total amounts and content presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the Mineral Reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Reserves estimate is Cesar Moreno, B.Eng., MAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at an NSR break-even cut-off value of US$44.94/t processed. Some incremental material with values between US$33.33/t and US$44.94/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag. A minimum mining width of 7.0 m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain.

(4)	The Qualified Person for the Mineral Reserves estimate is Mateus Gomes Ribeiro, B.Eng., MAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$70.52/t processed. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 86.52% for Zn, 37.07% for Pb, and 42.0% for Ag. A minimum mining width of 2.0 m was applied.

(5)	The Qualified Person for the Mineral Reserves estimate is Mateus Gomes Ribeiro, B.Eng., MAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$28.42/t processed. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Vazante Aroeira Tailings average head grades are 67.98% for Zn, 36.00% for Pb and 42.00% for Ag. A minimum mining unit of 10 m x 10m x 2m was applied.

(6)	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at NSR cut-off grade ranging from US$68.31/t to US$71.59/t for SLS areas and US$70.31/t to US$73.58/t for C&F areas depending on the zone. A number of incremental material (with values between US$44.44/t and US$70.31/t for SLS and values between US$46.44/t and US$68.31/t for C&F mining) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 89.23% for Zn, 15.03% for Cu, 79.99% for Pb, and 62.92% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

(7)	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at NSR cut-off of US$73.54/t for SLS areas and US$75.61/t for C&F areas depending on the zone. A number of incremental material (with values between US$49.67/t and US$73.54/t for SLS and values between US$51.73/t and US$75.61/t for C&F mining) was included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

(8)	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off values of US$20.42/t. A number of incremental material (with values between US$15.12/t and US$20.42/t) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz; and gold: US$1,946.05/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 83.98% for Pb, 75.76% for Ag, and 65.46% for Au.

Mineral Reserves and Resources

(9)	The Qualified Person for the Mineral Reserves estimate is Vitor Ferraz Viana, B.Eng., FAusIMM, a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR break-even cut-off value of US$60.68/t processed was estimated from forecasted operating costs and some incremental material between US$49.00/t and US$60.68/t was included. A minimum mining width of 4.0 m was used for SLS and 15.0 m for VRM. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,864.90/t (US$1.30/lb); copper: US$9,095.61/t (US$4.13/lb); lead: US$2,097.45/t (US$0.95/lb); and silver: US$24.83/oz; and gold: US$1,946.05/oz. Recoveries at LOM average head grades are 91.08% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au.

Mineral Reserves and Resources

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2024 prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Measured	3.01	2.04	0.72	23.0	0.23	-	61.3	21.8	2,225	7.0	-
		Indicated	2.41	0.99	0.50	22.3	0.19	-	23.7	12.1	1,725	4.6	-
		Subtotal	5.42	1.57	0.63	22.7	0.22	-	85.0	33.9	3,950	11.7	-
		Inferred	8.39	1.53	0.27	25.5	0.39	-	128.1	22.5	6,862	32.9	-
Vazante (4)	100	Measured	0.46	8.99	-	16.2	0.30	-	41.4	-	240	1.4	-
		Indicated	1.43	10.15	-	4.9	0.09	-	145.1	-	225	1.3	-
		Subtotal	1.89	9.87	-	7.7	0.14	-	186.5	-	465	2.7	-
		Inferred	12.75	10.11	-	12.4	0.21	-	1,288.4	-	5,068	27.4	-
Vazante Aroeira Tailings (4)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-	-	-	-	-	-
		Subtotal	-	-	-	-	-	-	-	-	-	-	-
		Inferred	0.61	4.26	-	7.6	0.25	-	26.0	-	150	1.5	-
El Porvenir (5)	83.55	Measured	0.68	3.12	0.24	55.6	0.96	-	21.3	1.6	1,220	6.6	-
		Indicated	3.38	3.19	0.20	59.7	0.92	-	107.8	6.6	6,481	31.1	-
		Subtotal	4.06	3.18	0.20	59.0	0.93	-	129.1	8.3	7,701	37.7	-
		Inferred	12.92	3.67	0.22	81.6	1.33	-	474.0	28.9	33,879	171.7	-
Atacocha (Underground) (6)	81.78	Measured	0.92	3.34	0.27	55.4	0.98	-	30.6	2.5	1,631	8.9	-
		Indicated	2.12	3.18	0.37	55.3	0.92	-	67.5	7.9	3,777	19.6	-
		Subtotal	3.04	3.23	0.34	55.3	0.94	-	98.1	10.4	5,408	28.5	-
		Inferred	6.76	4.02	0.55	76.6	1.20	-	271.7	37.2	16,655	80.9	-
Atacocha (Open pit) (7)	81.78	Measured	1.61	1.21	-	29.4	0.82	0.18	19.4	-	1,521	13.3	9.1
		Indicated	3.50	0.99	-	28.4	0.87	0.23	34.7	-	3,204	30.4	25.8
		Subtotal	5.11	1.06	-	28.8	0.85	0.21	54.1	-	4,726	43.6	34.9
		Inferred	1.51	1.33	-	31.3	1.11	0.20	20.0	-	1,514	16.8	9.8
Aripuanã (8)	100	Measured	0.48	2.20	0.39	18.8	0.72	0.51	10.6	1.9	293	3.5	7.9
		Indicated	4.90	3.41	0.19	33.6	1.26	0.28	167.2	9.5	5,286	61.6	44.5
		Subtotal	5.38	3.30	0.21	32.2	1.21	0.30	177.8	11.4	5,578	65.0	52.4
		Inferred	44.18	3.16	0.31	41.2	1.21	0.38	1,396.0	137.5	58,520	533.8	545.0
Total		Measured	7.16	2.58	0.39	31.0	0.57	0.07	184.6	27.8	7,131	40.6	17.0
		Indicated	17.74	3.08	0.20	36.3	0.84	0.12	546.0	36.1	20,697	148.6	70.3
		Total	24.90	2.93	0.26	34.8	0.76	0.11	730.7	63.9	27,828	189.2	87.3
		Inferred	87.11	4.14	0.26	43.8	0.99	0.20	3,604.1	226.2	122,648	864.9	554.7

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
* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2024 prepared in accordance with Subpart 1300 of Regulation S-K.

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Measured	3.60	2.04	0.72	23.0	0.23	-	73.3	26.1	2,663	8.4	-
		Indicated	2.88	0.99	0.50	22.3	0.19	-	28.4	14.5	2,065	5.6	-
		Subtotal	6.48	1.57	0.63	22.7	0.22	-	101.7	40.6	4,727	14.0	-
		Inferred	10.04	1.53	0.27	25.5	0.39	-	153.3	26.9	8,213	39.3	-
Vazante (4)	100	Measured	0.46	8.99	-	16.2	0.30	-	41.4	-	240	1.4	-
		Indicated	1.43	10.15	-	4.9	0.09	-	145.1	-	225	1.3	-
		Subtotal	1.89	9.87	-	7.7	0.14	-	186.5	-	465	2.7	-
		Inferred	12.75	10.11	-	12.4	0.21	-	1,288.4	-	5,068	27.4	-
Vazante Aroeira Tailings (4)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-	-	-	-	-	-
		Subtotal	-	-	-	-	-	-	-	-	-	-	-
		Inferred	0.61	4.26	-	7.6	0.25	-	26.0	-	150	1.5	-

Mineral Reserves and Resources

				Grade					Contained Metal
	Ownership Interest (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
El Porvenir (5)	83.55	Measured	0.82	3.12	0.24	55.6	0.96	-	25.5	2.0	1,461	7.8	-
		Indicated	4.04	3.19	0.20	59.7	0.92	-	129.0	7.9	7,757	37.2	-
		Subtotal	4.86	3.18	0.20	59.0	0.93	-	154.5	9.9	9,217	45.1	-
		Inferred	15.46	3.67	0.22	81.6	1.33	-	567.3	34.6	40,550	205.5	-
Atacocha (Underground) (6)	81.78	Measured	1.12	3.34	0.27	55.4	0.98	-	37.4	3.0	1,995	10.9	-
		Indicated	2.60	3.18	0.37	55.3	0.92	-	82.6	9.6	4,618	24.0	-
		Subtotal	3.72	3.23	0.34	55.3	0.94	-	120.0	12.7	6,613	34.9	-
		Inferred	8.26	4.02	0.55	76.6	1.20	-	332.2	45.5	20,366	98.9	-
Atacocha (Open pit) (7)	81.78	Measured	1.96	1.21	-	29.4	0.82	0.18	23.7	-	1,860	16.2	11.1
		Indicated	4.29	0.99	-	28.4	0.87	0.23	42.5	-	3,918	37.1	31.5
		Subtotal	6.25	1.06	-	28.8	0.85	0.21	66.2	-	5,778	53.4	42.6
		Inferred	1.84	1.33	-	31.3	1.11	0.20	24.4	-	1,851	20.5	11.9
Aripuanã (8)	100	Measured	0.48	2.20	0.39	18.8	0.72	0.51	10.6	1.9	293	3.5	7.9
		Indicated	4.90	3.41	0.19	33.6	1.26	0.28	167.2	9.5	5,286	61.6	44.5
		Subtotal	5.38	3.30	0.21	32.2	1.21	0.30	177.8	11.4	5,578	65.0	52.4
		Inferred	44.18	3.16	0.31	41.2	1.21	0.38	1,396.0	137.5	58,520	533.8	545.0
Total		Measured	8.45	2.51	0.39	31.3	0.57	0.07	212.0	33.0	8,512	48.3	19.0
		Indicated	20.13	2.95	0.21	36.9	0.83	0.12	594.7	41.6	23,868	166.8	76.0
		Total	28.58	2.82	0.26	35.2	0.75	0.10	806.7	74.5	32,380	215.0	95.1
		Inferred	93.15	4.07	0.26	45.0	1.00	0.19	3,787.6	244.6	134,718	926.9	556.9

Notes:

* Numbers may not add due to rounding.
* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
* The point of reference for Mineral Resources in this table is mill feed materials.
* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

(1)	The total tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

Mineral Reserves and Resources

(3)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$44.94/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.86% for Zn, 84.47% for Cu, 65.65% for Pb, and 68.78% for Ag. A minimum mining width of 4.0 m was used to create resource shapes. Bulk density varies depending on mineralization domain.

(4)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (calamine) the resources are estimated at a NSR cut-off value of US$27.91/t for soil and US$32.92/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated at a NSR cut-off value of US$28.42/t and for Hypogene Mineralization (willemite) a cut-off value of US$70.52/t for all resources shapes. Mineral Resources are estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average hypogene mineralization (willemite) head grades are 86.52% for Zn, 37.07% for Pb, and 42.0% for Ag. Recovery at LOM average supergene mineralization head grade is 55.0% for Zn. Recoveries at LOM average Aroeira Tailings head grades are 67.98% for Zn, 36.00% for Pb and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for calamine and above original topography for tailings was applied. Bulk density was assigned based on rock type.

(5)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at NSR cut-off grade values ranging from of US$68.31/t to US$71.59/t for SLS areas and US$70.31/t to US$71.75for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.23% for Zn, 15.03% for Cu, 79.99% for Pb, and 62.92% for Ag. A minimum mining width of 4.0 m was used for C&F and a minimum mining width of 3.0 m was used for SLS resource stopes shapes respectively. Bulk density varies depending on mineralization domain.

(6)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a NSR cut-off value of US$73.54/t for SLS, and US$75.61/t for C&F. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); and silver: US$28.55/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.30% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. A minimum mining width of 4.0 m was used for C&F and a minimum mining width of 3.0 m was used for SLS resource stopes shapes respectively. Density was assigned based on rock type.

(7)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$20.42/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); lead: US$2,412.07/t (US$1.09/lb); silver: US$28.55/oz; and gold: US$2,237.96/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 83.98% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral resources are reported within open pit shell. Density was assigned based on rock type.

(8)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources reported using a cut-of value of US$60.68/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,294.64/t (US$1.49/lb); copper: US$10,459.95/t (US$4.74/lb); lead: US$2,412.07/t (US$1.09/lb); silver: US$28.55/oz; and gold: US$2,237.96/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 91.08% for Zn, 60.00% for Cu, 84.92% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum thickness of 3.0 m was used for stopes shapes. Bulk density varies depending on mineralization domain.

Mineral Reserves and Resources

The following table shows our estimates of Attributable Mineral Resources for our other operating mines and zinc projects which do not currently have estimated Mineral Reserves as of December 31, 2024 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Bonsucesso (3)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Subtotal	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Inferred	3.38	4.17	-	-	0.52	-	140.9	-	-	17.6	-
Hilarión (4)	83.55	Measured	12.15	3.39	-	30.9	0.69	-	412.4	-	12,082	83.5	-
		Indicated	28.43	3.62	-	27.0	0.54	-	1,028.9	-	24,672	153.0	-
		Subtotal	40.58	3.55	-	28.2	0.58	-	1,441.3	-	36,754	236.6	-
		Inferred	35.23	4.06	-	25.0	0.41	-	1,430.9	-	28,297	144.5	-
Florida Canyon Zinc (5)	50.97	Measured	0.41	11.32	-	15.4	1.39	-	46.7	-	204	5.8	-
		Indicated	0.83	10.28	-	14.9	1.31	-	85.4	-	398	10.9	-
		Subtotal	1.24	10.62	-	15.1	1.34	-	132.2	-	603	16.7	-
		Inferred	7.57	9.64	-	11.3	1.26	-	729.4	-	2,752	95.4	-
Total		Measured	12.56	3.66	-	30.4	0.71	-	459.1	-	12,286	89.3	-
		Indicated	39.09	3.80	-	19.9	0.55	-	1,486.0	-	25,070	214.1	-
		Total	51.66	3.77	-	22.5	0.59	-	1,945.1	-	37,356	303.4	-
		Inferred	46.18	4.98	-	20.9	0.56	-	2,301.1	-	31,048	257.5	-

Notes:

* Numbers may not add due to rounding.
* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
* The point of reference for Mineral Resources in this table is mill feed materials.

Mineral Reserves and Resources

The following table shows our estimates of Mineral Resources (100% ownership basis) for our other operating mines and zinc projects which do not currently have estimated Mineral Reserves as of December 31, 2024 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Bonsucesso (3)	100	Measured	-	-	-	-		-	-	-	-	-	-
		Indicated	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Subtotal	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Inferred	3.38	4.17	-	-	0.52	-	140.9	-	-	17.6	-
Hilarión (4)	83.55	Measured	14.54	3.39	-	30.9	0.69	-	493.6	-	14,460	100.0	-
		Indicated	34.03	3.62	-	27.0	0.54	-	1,231.5	-	29,530	183.2	-
		Subtotal	48.57	3.55	-	28.2	0.58	-	1,725.1	-	43,990	283.2	-
		Inferred	42.17	4.06	-	25.0	0.41	-	1,712.6	-	33,868	173.0	-
Florida Canyon Zinc (5)	50.97	Measured	0.81	11.32	-	15.4	1.39	-	91.7	-	401	11.3	-
		Indicated	1.63	10.28	-	14.9	1.31	-	167.6	-	781	21.4	-
		Subtotal	2.44	10.62	-	15.1	1.34	-	259.3	-	1,182	32.7	-
		Inferred	14.86	9.64	-	11.3	1.26	-	1,431.0	-	5,399	187.2	-
Total		Measured	15.35	3.81	-	30.1	0.73	-	585.3	-	14,862	111.3	-
		Indicated	45.49	3.89	-	20.7	0.56	-	1,770.8	-	30,311	254.7	-
		Total	60.84	3.87	-	23.1	0.60	-	2,356.0	-	45,172	366.0	-
		Inferred	60.40	5.44	-	20.2	0.63	-	3,284.5	-	39,267	377.8	-

Notes:

* Numbers may not add due to rounding.
* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
* The point of reference for Mineral Resources in this table is mill feed materials.

(1)	The tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within underground mining shapes and the NSR cut-off values are calculated based on the LOM cost of US$55.83/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,218.90/t (US$1.46/lb) and lead: US$2,300.33/t (US$1.04/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 92.50% for Zn and 61.10% for Pb. A minimum thickness of 3.0 m was applied. Density was assigned based on rock type.

Mineral Reserves and Resources

(4)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc US$3,245.91/t (US$1.47/lb); lead: US$2,332.46/t (US$1.06/lb); and silver: US$22.66/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Hilarion are 90.00% for Zn, 86.00% for Pb, and 72.00% for Ag. A minimum thickness of 4.0 m was applied. Density was assigned based on rock type.

(5)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$41.40/t NSR for SLS, US$42.93/t for C&F and US$40.61/t for Room & Pillar mine areas. Mineral Resources estimates are based on average long-term metal prices of zinc: US$2,816.35/t (US$1.27/lb); lead: US$ 2,196.50/t (US$1.00/lb); and silver: US$19.38/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Florida Canyon are 80.00% for Zn, 74.00% for Pb, and 52.00% for Ag. A minimum thickness of 3.0 m was applied. Density was assigned based on rock type.

Mineral Reserves and Resources

The following table shows our estimates of Attributable Mineral Resources for our copper project which does not currently have estimated Mineral Reserves as of December 31, 2024 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Molybdenum	Zinc	Copper	Silver	Lead	Molybdenum
			(Mt)	(%)	(%)	(g/t)	(%)	(%)	(kt)	(kt)	(koz)	(kt)	(kt)
Magistral (3)	83.55	Measured	82.46	-	0.52	2.8	-	0.052	-	426.2	7,440	-	42.6
		Indicated	75.77	-	0.43	2.8	-	0.040	-	329.5	6,718	-	30.2
		Subtotal	158.22	-	0.48	2.8	-	0.046	-	755.7	14,158	-	72.8
		Inferred	9.24	-	0.38	3.1	-	0.050	-	35.3	910	-	4.6
Total		Measured	82.46	-	0.52	2.8	-	0.052	-	426.2	7,440	-	42.6
		Indicated	75.77	-	0.43	2.8	-	0.040	-	329.5	6,718	-	30.2
		Total	158.22	-	0.48	2.8	-	0.046	-	755.7	14,158	-	72.8
		Inferred	9.24	-	0.38	3.1	-	0.050	-	35.3	910	-	4.6

Notes:

* Numbers may not add due to rounding.
* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
* The point of reference for Mineral Resources in this table is mill feed materials.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our copper project which does not currently have estimated Mineral Reserves as of December 31, 2024 prepared in accordance with Regulation S-K 1300.

				Grade					Contained Metal
	Ownership (%)	Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Molybdenum	Zinc	Copper	Silver	Lead	Molybdenum
			(Mt)	(%)	(%)	(g/t)	(%)	(%)	(kt)	(kt)	(koz)	(kt)	(kt)
Magistral (3)	83.55	Measured	98.69	-	0.52	2.8	-	0.052	-	510	8,905	-	51.0
		Indicated	90.68	-	0.43	2.8	-	0.040	-	394	8,041	-	36.1
		Subtotal	189.38	-	0.48	2.8	-	0.046	-	904	16,946	-	87
		Inferred	11.06	-	0.38	3.1	-	0.050	-	42	1,089	-	5.5
Total		Measured	98.69	-	0.52	2.8	-	0.052	-	510	8,905	-	51.0
		Indicated	90.68	-	0.43	2.8	-	0.040	-	394	8,041	-	36.1
		Total	189.38	-	0.48	2.8	-	0.046	-	904	16,946	-	87
		Inferred	11.06	-	0.38	3.1	-	0.050	-	42	1,089	-	5.5

Notes:

* Numbers may not add due to rounding.
* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.
* The point of reference for Mineral Resources in this table is mill feed materials.

Mineral Reserves and Resources

(1)	The tonnage and content amounts presented in this table represents Nexa’s attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(3)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), a Nexa employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a pit shell constraint and NSR cut-off value: US$5.99/t (Porf San Ernesto, Porf. Sara and Porf. H), US$5.51/t (Mixto), US$5.48/t (Skarn). Mineral Resources estimates are based on average long-term metal prices of copper: US$8,272.00/t (US$3.75/lb); silver: US$21.34/oz; and molybdenum: US$21,829.00/t (US$ 9.90/lb). Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical data and vary from 79.3% in skarn to 92.5% in San Ernesto porphyry for Cu, 51.3% in skarn and 79.2% in San Ernesto porphyry for Mo, and 70.0% for Ag. Density was assigned based on rock type.

Mineral Reserves and Resources

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

Nexa Quality Control includes three types of duplicates (pulp, coarse rejects and half core duplicates), blank controls and certified standards. Inter-laboratory checks are also carried out on an annual basis at certified laboratories. Fusion database has a collection of pre-defined QA/QC charts for each type of control where Nexa parameters for each control are built in. All blanks and certified standards are approved and registered in Fusion by the database administrator. Nexa protocols for construction and certification of new standards from operating mines and projects include a minimum of ten laboratories and minimum of ten samples per lab in the Round Robin. Laboratories need to be form different continents and only three laboratories from the same group are allowed.

Every mine and advanced project provides a detailed QA/QC report at least once a year, which is appended to the updated mineral resources technical reports prepared by our engineers.

With respect to the verification of analytical procedures, Nexa carries out periodic reviews of the QA/QC programs to ensure that an adequate level of quality is maintained in the process of sampling, preparing and testing drill core samples and that the QA/QC programs are designed and implemented to prevent or detect contamination and allow analytical precision and accuracy to be quantified. Nexa’s internal qualified person performed this review and concluded that Nexa's QA/QC programs meet or exceed industry standards, and the data are suitable for Mineral Resources and Mineral Reserves purposes.

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

Capital Expenditures

Capital expenditures

Our capital expenditures from January 1, 2022 through December 31, 2024 totaled US$967.1 million and we expect to invest US$347.0 million in capital expenditures in 2025, increasing levels compared to our 2024 investments, primarily related to the tailings pumping system, which is the central element of the first phase of the Cerro Pasco Integration Project, the expansion of tailings filter capacity at Aripuanã, including the acquisition and installation of a fourth filter, the expansion of the tailings stockpile area at Aripuanã, and the improvement of the dry stacking method at the Três Marias smelter. Our guidance includes US$344.0 million directed towards non-expansion investments and US$3.0 million towards expansion projects.

The following table sets forth our capital expenditures for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of US$)
Capital Expenditures
Expansion (1)	2.3	3.7	88.5
Modernization	3.3	3.8	10.3
Sustaining (2)	268.0	292.8	239.7
Health, Safety and Environment (“HS&E”)	12.2	15.7	40.1
Others	6.6	3.5	1.1
Subtotal	292.4	319.5	379.7
Reconciliation to Financial Statements (3)	(15.5)	(10.5)	1.6
Total	276.8	309.0	381.2

(1)	For a description of the projects, see “Information on the Company—Mining operations.”
(2)	Investments in investments related to the tailings storage facilities are included in sustaining expenses.
(3)	The amounts under “Reconciliation to Financial Statements” are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits.

Our main capital expenditures during the years ended December 31, 2024, 2023 and 2022 include the following:

•	In 2024, our capital expenditures totaled US$276.8 million, a 10.4% decrease compared to 2023, mainly due to a reduction in sustaining investments resulting from favorable foreign exchange fluctuation, and ongoing efforts and initiatives to optimize capital allocation.
•	In 2023, our capital expenditures were US$309.0 million, an 18.9% decrease compared to 2022, mainly due to a reduction in expansion investments following the conclusion of construction at Aripuanã. This decrease was partially offset by an increase in sustaining capital expenditures, including US$79.4 million invested in the Aripuanã mine.
•	In 2022, our capital expenditures amounted to US$381.2 million, a 24.9% decrease compared to 2021, largely driven by a reduction in growth capital expenditures following the conclusion of construction at Aripuanã. This was partially offset by an increase in sustaining Capex, including US$45.8 million invested in the Aripuanã mine.

We expect to meet these capital expenditure requirements through our operating cash flow and current cash position. However, we may need to incur indebtedness to finance a portion of these expenditures or take on debt if financing options are available at attractive terms. Our actual capital expenditures may vary from the expected amounts outlined here, both in terms of total expenditures we incur and when we incur them.

Environmental, Social and Governance (ESG)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

We are committed to fully integrating sustainability into our business through a comprehensive approach based on systematic planning and execution, prioritizing risk and impact management, and maintaining a positive social, economic and environmental legacy in the places where we operate. Our practices related to ESG are continuously evolving to adapt to new framework, and regulatory and disclosure requirements, as well as to consider best practices and respond to stakeholder feedback, as we view ESG as core to our efforts to generate shareholder and social-environmental value.

Nexa integrates sustainability practices into its business, focused on generating a positive social, economic and environmental impact in the regions where it operates. Within this context, the Company has a multidisciplinary and integrated task force that continuously assess and refines its ESG strategy and future actions including risks analyses with respect to the increasing severity of weather events, and global, regional and local weather conditions, as well as those related to the emission of greenhouse gases, among other matters. Nexa’s ESG strategy takes a long-term approach, and as a result the Company could in the future change its accounting estimates, assumptions and judgments regarding new definitions, practices or commitments that would be assumed by management in relation to its ESG strategy.

In 2024, the Company advanced on its ESG targets and strategy by progressing on projects and initiatives. As part of these efforts, we conducted a comprehensive review of our internal ESG goals for 2030. This review aimed to update and align metrics and targets with the Company’s long-term investment strategy. The process fostered valuable discussions among teams on multiple ESG-related topics, resulting in a more aligned and ambitious approach.

Our sustainability approach is set out in our Code of Conduct and Compliance, and in our ESG strategy. We adhere to the United Nation’s Global Compact and the goals related to our material topics seek to contribute to fulfilling the UN’s Sustainable Development Goals (“SDGs”). Our current material topics and ESG initiatives strive to meet the SDGs.

We view ESG as core to our efforts to generate shareholder and social-environmental value, including:

•	Putting the health, safety and well-being of our people first and emphasizing safety as a nonnegotiable value for Nexa;
•	Being environmentally responsible and accountable;
•	Respecting and fostering the human rights agenda; and
•	Supporting and constantly dialoging with the communities where we operate.

Board of Directors, SCP Committee, Compensation, Nominating and Governance (“CNG”) Committee, and Audit Committee reporting

Our Board of Directors oversees our ESG strategy, given its strategic importance to the us and our operations. The Board of Directors is responsible for guidance, governance and oversight of ESG, and overseeing our current material topics. Our committees, and in particular the CNG Committee, focusing on governance, the SCP Committee, focusing on sustainability, and the Audit Committee, focusing on financial reporting, support the Board in its monitoring and oversight of ESG matters. Specifically, our SCP committee oversees and contributes to our ESG strategy plan, ensuring that we are considering material and relevant topics to Nexa and its stakeholders, as well as proposing reasonable ESG targets and benchmarks.

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

Our SCP committee oversees sustainability-related issues, which include the prioritization of safe and sustainable business practices with respect to environmental, health, safety and social matters, as well as the oversight of the management and governance of our tailings disposals. The SCP committee also oversees our capital projects, monitoring technical, economic and social issues with respect to our projects, including exploration, development, licensing, construction and operation of mines and metallurgical plants and key assets for our strategy and growth. In 2022, our SCP committee reaffirmed our ESG strategy, restated our framework, approved new long-term targets and reviewed management’s ESG plan. During 2024, the committee met six times and discussed ESG topics in all of these meetings.

Environmental, Social and Governance (ESG)

The Audit Committee is also involved in ESG matters, in particular with respect to the analysis of the impact on financial reporting, as well as preparedness in order to meet financial reporting and disclosure requirements that may be implemented in the near future.

The Corporate Sustainability Reporting Directive (“CSRD”) is an update to the former Non-Financial Reporting Directive (“NFRD”) by the European Union, aiming to enhance and standardize the disclosure of sustainability information by companies. The CSRD introduces more detailed reporting requirements and expands the scope of companies that must comply with the directive. The Audit Committee oversees the adherence to the NFRD, which governs the fiscal year ended December 31, 2025.

ESG Commitments

In October 2022, we announced our new long-term ESG commitments, aligned with the Paris Agreement and focused on reducing the impacts of adverse weather events. We adopted a new ESG Governance Framework that is intended to enable Nexa to enhance our position in the industry and capture potential opportunities.

Emission Reduction and Neutrality: Nexa has been focusing investments on GHG emissions reductions for more than a decade and currently has one of the lowest carbon footprints in the world in the zinc production industry (scopes 1 and 2), according to the International Zinc Association (“IZA”). In alignment with the Paris Agreement, Nexa’s goal is to reach net zero by 2050. Our commitments in this category are:

•	Absolute reduction of scope 1 emissions in 20% from our 2022 baseline (52 thousand tons of CO2 equivalent), keeping Nexa’s electrical energy matrix almost entirely composed of renewable sources[1] by 2030;
•	Reach neutrality – the balance between carbon emissions and absorption – by 2040; and
•	Reach net-zero GHG emissions by 2050.

Our direct emissions (scope 1) totaled 226.96 ktCO2e, marking a 7.4% decrease from 2023. In order to reduce greenhouse gas emissions, Nexa is developing innovative projects in collaboration with different partners to improve its performance towards its decarbonization goals. In December 2024, we completed the reengineering of 12 ZnO furnaces to operate using bio-oil at our Três Marias smelter, a significant milestone in advancing our sustainability targets. This initiative is expected to reduce our annual CO2 emissions by approximately 6.44 thousand tons, starting in 2025. In December 2024, we also completed an LCA on our products, which aims to identify the contribution of each stage of the value chain to the total environmental impacts generated.

In 2024, our energy matrix was kept mainly renewable, with renewable energy accounting for 98.4% of the matrix, emphasizing the Company’s commitment to the use of renewable energy.

In February 2024, we announced that the Carbon Disclosure Project concluded its 2023 evaluation for the year-ended 2022 and upgraded Nexa’s rating in the Climate Change Questionnaire from C to B.

Safety: Nexa seeks to be a model when it comes to safety, focusing on building a safer environment with zero fatalities and a reduction of severe accidents through a robust cultural transformation program in health and safety, including awareness campaigns, counseling, and monitoring for both employees and third parties. Our commitments in this category are:

1 95.5% electric energy from renewable sources based on 2023 data.

Environmental, Social and Governance (ESG)

•	Zero fatalities in all operating units (annually); and
•	By 2030, consolidate all units in the first quartile of the mining industry with regard to the Total Recordable Injury Frequency Rate (“TRIFR”) based on the International Council on Mining and Metals (“ICMM”) benchmarks.

Unfortunately, in 2024, Nexa registered three fatalities and its 2024 TRIFR final outcome positioned the Company in the industry’s second quartile based on 2023 benchmarks set by the International Council on Mining and Metals. As of the date of this annual report, Nexa registered zero fatalities in 2025.

During 2024, we continued to implement our G-MIRM (“Global Minerals Industry Risk Management”) project, which is focused on enhancing the culture of safety and improve risk management capabilities in Nexa’s operating units by providing training and discussing new safety procedures. In Brazil, we continued our partnership with São Paulo University (USP), while in Peru, we established a collaboration with the Sustainable Mining Institute – International Center of Excellence (SMI-ICE-Chile), which is part of the University of Queensland. Several training sessions were held with general managers, department heads, supervisors and team leads in both Brazil and Peru, and we also initiated training for the operational workforce. In total, we trained 1,542 people and provided 12,884 hours of training.

In 2024, due to the fatalities that occurred earlier in the year, we also introduced a new structured 30-day, 90-day and 180-day safety plan, focusing on key actions to reduce risk exposure, boost safety practices, and reinforce leadership oversight, demonstrating our commitment to continuously improve our safety system. Additionally, the "Safety in Focus" agenda was incorporated into the schedules of the CEO and directors to monitor the progress of each of our operational units on safety-related topics.

Water usage and disposal: Nexa prioritizes the responsible management of water and seeks to reduce its consumption by 2030. Our commitment in this category is:

•	10% reduction of specific consumption of water in mining operations from our 2022 baseline (from 1.68 m³/ton of run-of-mine (“ROM”) to 1.51 m³/ton of ROM) and smelting operations (from 24.01 m³/ton of metal to 21.61 m³/ton of metal).

In 2024, the average consumption of water in mining operations represented 2.26 m³/ton of ROM and 20.64 m³/ton of metal in smelting operations. For our mining units, average consumption was above the baseline due to the increase in specific consumption at the El Porvenir and Aripuanã units, while for our smelting units, average consumption was below the baseline due to lower water consumption in Três Marias and Juiz de Fora units. For the coming years, we have projects and initiatives in place to improve mining and smelting results, allowing us to meet our goal by 2030.

Plurality: Nexa is committed to becoming an increasingly plural company, emphasizing equity and inclusion to promote an environment of opportunity, recognition, and acceptance for all. Our commitments in this category include:

•	Achieving 30% representation of women in the workforce by 2030;
•	Achieving 30% representation of women in leadership positions by 2030.

As of December 31, 2024, women made up 17.8% of our workforce. In leadership roles, 22.9% of positions were occupied by women.

Nexa Materiality Matrix

On April 24, 2024, we published our 2023 sustainability report that highlights our ongoing commitment to corporate sustainability and socially responsible actions, as laid out in our materiality matrix. The Nexa materiality matrix defines the issues that are most relevant to our business and our stakeholders, guiding how we plan and execute our ESG initiatives. We use this matrix to help inform our sustainability strategies and to ensure that our sustainability disclosures include the issues of most interest to our business and stakeholders in line with the principles established by the International Integrated Reporting Council (“IIRC”) and Global Reporting Initiative (“GRI”) and the Sustainability Accounting Standards Board (“SASB”). In 2024, we aligned specific initiatives and sub-strategies with the broad key matters that are considered relevant for our industry and for our stakeholders. For more information on our initiatives, see www.nexaresources.com/esg. Information contained on our website is not incorporated by reference into this report, and you should not consider it to be part of this report.

Environmental, Social and Governance (ESG)

Our current material topics support corporate goals and ESG management guidelines towards the following themes: dam, waste and tailings management, adverse weather events, water resources management, social management, health, safety and well-being, innovation and governance and reputation, among others. Nexa’s ESG long-term commitments are an important part of some of these topics, enhancing the Company’s commitment to a more sustainable operation.

Environmental

•	Dam, waste and tailings management. We aim to reduce our residue footprint. by reducing the generation of mining and metallurgical waste, complying with applicable local legislation, and acting in accordance with our strategic commitment, attempting to co-create a positive legacy for society. Our Cerro Lindo, Vazante and Aripuanã mines already use the dry stacking method for tailings disposal and our Aripuanã mine has also begun its operation using this method. In 2023, we started testing the dry stacking process in Três Marias. In 2024, we consolidated the process and then filtered an average of 92.4% of the material from the operation throughout the year. As tailings disposals are one of the main risks associated with mining activity, we constantly review our dam management policy, which goes beyond the requirements of the legislation of the jurisdictions in which we operate. Nexa is committed to aligning its tailings management practices with Global Industry Standard on Tailings Management (“GISTM”) to ensure the highest standards of safety and environmental stewardship, focusing actions on: (i) governance practices on tailing management; (ii) risk management and monitoring and (iii) stakeholder engagement.
•	Climate change (Adverse weather events). We are also committed to reducing greenhouse gas emissions to minimize our impact on adverse weather events and contribute to a low-carbon economy. Given the energy-intensive nature of our activities and transportation processes, we actively seek new technologies and advancements in sustainable energy generation. A significant portion of the electricity consumed in our operations comes from renewable and low emission sources, predominantly hydroelectric power. In 2024, we made notable progress in our decarbonization strategy, which is targeted until 2030, by converting furnaces to bio-oil. Additionally, at our Cajamarquilla smelter, we implemented the ON GRID solar system in 2023, providing solar-generated electricity, thereby reducing our carbon footprint and promoting clean energy production.
•	Water resources management. Our target is to reduce water consumption and increase water recycling. Mining activity involves technical procedures in which water assumes an important role, both for extraction and processing, making it even more important to reduce water use and increase reuse throughout the value chain. In 2024, we improved water recycling efficiency at our Aripuanã as water from four of our five wetlands that was previously treated and discharged is now fully recycled, while only one is still receiving discharged treated effluent.

Social

•	Social development. We aim to develop mutually beneficial relationships with the communities in which we operate. We aim to leave a long-lasting relevant legacy for local communities (including rural producers, suppliers and local entrepreneurs) by contributing to the improvement of social indicators and the quality of life of the people living in the municipalities near our operations. In 2024, we dedicated over 2,300 hours to volunteer action across our units, benefiting more than 25,000 people. Our focus in 2024 was on supporting income generation, providing school supplies to students and enhancing educational spaces.

Environmental, Social and Governance (ESG)

•	Health, safety and well-being. Our goal is to reduce our injury frequency rate and to reduce fatalities to zero. We continuously invest in strengthening a culture focused on safety and health for both our own as well as outsourced employees, through training, especially for risky activities, and in enhancing working conditions. In September 2024, we held our annual Safety Week to share insights and experiences to enhance our culture of safety and to strengthen our awareness of potential risks, promote healthy habits, and encourage safe behaviors. For further discussion of our safety records, please refer to “Health and safety compliance” in the following section.

Governance

•	Governance and reputation. Acting responsibly and transparently is one of our core values. We are committed to high standards of ethics and integrity across the entire company, which principles stated in our Code of Conduct and reflected in our Compliance Program. Our Board of directors is one of the main agents in promoting the program and ensuring compliance with our Code of Conduct, which is a public document shared with all stakeholders, including employees, suppliers, customers, communities, NGOs, government agencies, shareholders and other individuals and organizations with which we have a relationship. In 2024, as in previous years, we disseminated our Code of Conduct among all employees at a global level and the Code of Conduct for Suppliers with strategic vendors. In addition, we trained all units in Peru and Brazil on bullying, harassment, conflicts of interest and the use of the ethics line channel, reinforcing Nexa’s commitment to zero tolerance for any harassment and discrimination. For further information on our Company's governance, see “Corporate governance, management and employees”.

Other

•	Innovation. Enabling the strategic axes of growth and operational excellence makes our operations safer, minimizing waste and optimizes production. As an example, in May 2024, as part of one of Nexa’s circular economy initiatives, we completed our first commercial sale transaction involving 26.4 tonnes of waste material from our Três Marias smelter

Health and safety compliance

Health and safety in the workplace are among our main values, and our policies and procedures seek to eliminate accidents. Mining is an activity that involves substantial risks. We established a Health and Safety Director Plan (“H&S Director Plan”) focused on the following objectives (i) eliminate fatalities; (ii) reduce the severity and number of accidents and illnesses; and (iii) raise the health, safety and well-being culture standards in our sites. The H&S Director Plan has facilitated the improvement of our health and safety culture and performance and includes seven pillars of focus: (1) cultural transformation, (2) risk management, (3) emergency response systems, (4) health and safety management systems, (5) infrastructure systems, (6) restructuring of corporate guidelines, and (7) occupational hygiene and wellbeing management.

A main focus of the H&S Director Plan is cultural transformation. Throughout 2022, 2023 and 2024, our leadership team and employees have had the opportunity to participate in this training, seeking significant and lasting changes in decision-making at all hierarchical levels, and creating and improving risk management in companies in a sustainable and effective way. The main benefits of the program are: (i) awareness and early recognition at all levels of significant hazards and risks to the enterprise; (ii) development of internal competencies for the scope of a risk assessment and applying tools for comparison with good practice approaches; (iii) providing practical tools to improve risk management and advance security procedures; (iv) improved understanding of a personal commitment to safety and defining responsibilities for risk management leading to better decision-making processes; and (v) identification of new opportunities to strengthen internal security policies and procedures.

Environmental, Social and Governance (ESG)

In 2024, we registered three fatalities, one that occurred at the El Porvenir mine, one at the Vazante mine and one at the Cerro Lindo mine. All fatalities were investigated by specialized teams from Nexa and external parties. Additional safety measures implemented related to the accidents were disseminated to all units in order to mitigate the possibility of similar accidents occurring. We have also sought to improve our safety record as it relates to recordable injury frequency, lost worktime incident, and severity rates, in conformity with standards in the mining industry. In 2024, our total recordable injury frequency rate was 2.36 compared to 2.15 in 2023 and 1.98 in 2022. This rate is defined as the number of injuries with and without lost time per one million man-hours worked. In 2024, our lost worktime incident rate was 1.11 compared to 0.88 in 2023 and 0.75 in 2022. This rate is defined as the number of injuries with lost time per one million man-hours worked. Our severity rate for 2024 was 529 compared to 64 in 2023 and 163 in 2022. To calculate the severity rate, we consider the sum of lost, transported and debited days, divided by the total number of man-hours worked times one million. In addition to these efforts, we also operate programs aimed at improving working conditions, including medical services, for our mining operations and monitoring employees’ health.

Regulatory Matters

Regulatory matters

We are subject to a wide range of governmental regulations in the jurisdictions in which we operate. The following discussion summarizes the kinds of regulations that have the most significant impact on our operations.

Brazilian regulatory framework

Mining rights and regulation of mining activities

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, the Brazilian Mining Code and other decrees, laws, ordinances and regulations, such as Decree nº 9.406/2018 which renewed the regulation of the Mining Code. These regulations impose several obligations on mining companies relating to, among other things, the way mineral deposits are exploited, the health and safety of workers and local communities where mines are located, and environmental protection and remediation measures. They also set forth the Brazilian federal government’s jurisdiction over, and scope of activities within the industry. The MME and ANM regulate mining activities in Brazil. As of July 2017, the ANM replaced the National Department of Mineral Production (“DNPM”), and is responsible for monitoring, analyzing and promoting the performance of the Brazilian mineral economy, granting rights related to the exploration and exploitation of mineral resources and mineral reserves and other related activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from mineral rights, which belong exclusively to the Brazilian Federal Government, the sole entity responsible for governing mineral exploration and mining activity in Brazil.

Summary of Brazilian concessions

In Brazil, we hold 102 exploration authorizations, 10 mining concessions, five mining concession applications, two rights to apply for mining concession and 26 exploration authorization applications, which we broadly and collectively refer herein to as mineral rights, that cover a total area of 617,757.7 hectares, of which: (i) 441,196.4 hectares, or 71.4%, are exploration authorizations, (ii) 7,529.3 hectares, or 1.2%, are mining concessions, (iii) 1,641.8 hectares, or 0.3%, are mining concession applications, (iv) 1,344.5 hectares, or 0.2%, are rights to apply for mining concession and (v) 166,045.6 hectares, or 26.9%, remain as exploration authorization applications and are presently under initial geological reconnaissance.

The term of each of the mining concessions mentioned above is valid for the life of mine, evaluated pursuant to the specific mining project. All our mineral rights in Brazil are in good standing. Maintaining our mineral rights in Brazil in good standing involves: (i) maintaining production on the mineral concessions and/or satisfying the ANM’s requirements if production has been suspended; (ii) developing exploration work and paying an annual property fee for the exploration authorizations; and (iii) complying with all the legal requirements, including not only as to mining, but also as to environmental and real estate requirements applicable to claiming a property with respect to exploration authorization applications.

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2024, we have paid all applicable royalties, taxes and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration or production will not expire unless we fail to timely pay the applicable royalties, taxes and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities’ requirements, as applicable. See “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

		Mineral Rights
	Mine/Project	Titles	Area (hectares)
Mines	Vazante	39	20,044.5
	Aripuanã	13	41,161.1
Prospective Projects	Various	93	556,552.1
Total		145	617,757.7

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

In December 2022, a new tax on mining operations (the “TRFM”) was approved in the State of Mato Grosso, where the Aripuanã project is located. The regulation came into force in April 2023. The Brazilian Supreme Court held that the tax was unconstitutional in December 2023. However, the state of Mato Grosso approved a new tax to replace the tax that the Court deemed unconstitutional. The new TFRM is collected according to the nature of the extracted ore. Similar taxes on mining operations were implemented in other Brazilian states, such as the state of Minas Gerais.

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

Tailings dams. In December 2023, the State of Minas Gerais published State Decree No. 48,747/2023, regulating the environmental recovery policies that companies are required to have in place in the event of an accident or deactivation of a dam, pursuant to a prior state law passed in 2019. Under State Decree No. 48,747/2023, any dams that meet the requirements established under the 2019 Dam Safety Policy law must have an environmental guarantee policy in place. During the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. The Company complied with this requirement in September 2024. The amendment also established that mining companies must present 50% of the chosen guarantees by the end of 2024. As of December 31, 2024, Nexa estimates that it will require US$19.1 million to cover the applicable dams under this policy. The guarantee can be made by one of the following methods: (i) cash deposit; (ii) CDB; (iii) bank guarantee; or (iv) guarantee insurance. The Company, on December 27, 2024, filed the environmental recovery proposal, contracting for 50% of the guarantee by December 31, 2024, totaling US$9.6 million for all its structures in Minas Gerais through bank guarantees. For 2025, subject to the approval of the environmental agency, an additional 25% must be contracted for by December 31, 2025, and 25% by December 31, 2026, following the schedule previously established by the Decree and the company expects to comply with this requirement. However, on December 31, 2024, a new Decree was published, further amending the wording of Decree 48,747/2023. This amendment stipulated that the deadline for submitting guarantees would only begin after the environmental agency approves the proposal. Since the new Decree was published after Nexa submitted its guarantees, it will be necessary to await the environmental agency's analysis and address any adjustments required under the revised wording.

Additionally, a new resolution was published in Brazil by the State of Minas Gerais (GMG Resolution No. 83), which establishes the minimum requirements for the preparation, analysis and approval of the Second Section of the Dam Emergency Action Plan (PAE) in accordance with the powers of the state Civil Protection and Defense (“Proteção e Defesa Civil”) agency, as per State Decree No. 48,078, of November 5, 2020. The main changes include the implementation of geotechnical monitoring rooms and changes in siren sounds, which are currently in the implementation phase at the Três Marias and Juiz de Fora units. For more information on GMG Resolution No. 83 and State Decree No. 48,747/2023 and its impact on Nexa, see “Information on the Company—Mining operations—Tailings disposal” and Notes 27 and 32(b) of our consolidated financial statements.

Regulatory Matters

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

Environmental liability

Environmental liability may be determined by civil, administrative and criminal courts, with the application of administrative and criminal sanctions, in addition to the obligation to redress the damages caused. All our operating units, except for Cerro Lindo and Aripuanã, have obtained certification under the ISO 14001 standard.

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

Regulatory Matters

Mining concessions are irrevocable, provided the holder of a mining concession complies with the obligations set forth in the General Mining Law and applicable regulations. Such concessions have an indefinite term, subject to payment of an annual validity fee per hectare granted and achievement of minimum annual production for each hectare, or payment of a production penalty when applicable. Failure to achieve annual production targets will result in a penalty. Failure to pay annual validity fees or production penalties for two consecutive years in any mining concession will result in the cancellation of such mining concession. Failure to satisfy minimum annual production thresholds for a specified period (currently thirty years beginning the year after the mining concessions were granted for mining concessions granted after October 10, 2008, and thirty years beginning on January 1, 2009, for mining concessions granted before October 10, 2008) could result in cancellation of the mining concessions. In September 2024, Congress began a revision process of an amendment to the General Mining Law regarding an increase of the annual validity fees from US$3 to US$5 as well as a reduction of the term to satisfy minimum annual production from thirty years to twenty years. Although the revision process has not progressed to date, if the amendment is adopted, such amendment could have a material impact on our business and projects.

Additionally, on June 26, 2024, Supreme Decree No. 011-2024-EM was enacted, allowing any holder of a beneficiation concession (concesión de beneficio) to have a tolerance margin of up to 10% additional to the authorized daily installed capacity of mineral processing, without the need to apply to the corresponding beneficiation concession modification procedure. It should be noted that the additional processing capacity must not result from the installation of new equipment, new auxiliary facilities, repowering or modification of the operating parameters of the equipment, process improvements, among other changes that require the prior approval of the amendment of the beneficiation concession.

Summary of Peruvian concessions

In Peru, we hold, through Nexa Peru and its subsidiaries, 541 mining and exploration concessions, which cover a total area of 221,769.3 hectares and 9 mineral claims totaling 6,280.6 hectares. Of our mines in Peru, the Atacocha mine property includes 147 mining concessions that cover an area of 2,872.5 hectares and one beneficiation concession, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,846.7 hectares and one beneficiation concession, the Cerro Lindo mine has 68 mining concessions that cover an area of 43,927.8 hectares and one beneficiation concession. In addition, we have 95 mineral rights concessions for greenfield projects in Peru that cover a total area of 34,490.0 hectares. Our prospective projects include 206 mining concessions that cover an area of 135,632.3 hectares.

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

Failure to pay such validity fees or production penalties (when applicable) for two consecutive years results in the cancellation of the respective mining concessions or beneficiation concessions granted by the Peruvian government. Our mining and beneficiation concessions will not expire unless we do not timely comply in paying these fees or with the minimum production or investment required by law in respect of such rights and depending on the applicable regime.

The following table summarizes our mining concessions in Peru:

		Concessions
	Mine/Project	Titles	Area (hectares)
Mines	Atacocha	147	2,872.5
	El Porvenir	25	4,846.7
	Cerro Lindo	68	43,927.8
Greenfield Projects	Florida Canyon Zinc	11	8,700.0
	Hilarión	48	9,374.0
	Magistral	36	16,416.0
Prospective Projects	Various	206	135,632.3
Total		541	221,769.3

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

As of December 31, 2024, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we comply in all material respects with the terms and requirements applicable to our mining rights and concessions.

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

Regulatory Matters

Tax stability agreements

In 2002, Nexa Peru entered into an Agreement of Guarantees and Measures for Investment Protection with the MINEM with respect to our Cerro Lindo unit. Pursuant to section 9 of said Agreement, until December 31, 2021, certain guarantees and benefits were available with respect to operations of the Cerro Lindo unit including, among others, free commercialization of the products proceeding from such unit, free disposition of the currencies generated from the export of the products proceeding from such unit, the right to use the global depreciation rate applicable on the fixed assets relating to the Cerro Lindo unit up to 20.0% per year, the right to keep the accounting corresponding to the Cerro Lindo unit in U.S. dollars, and tax stability. The tax stability agreement expired on December 31, 2021. Since 2022, Nexa Peru is required to pay taxes at statutory rates to the Peruvian government. As of the date of this report, there is an ongoing dispute between Nexa and Peruvian tax authorities in respect of the applicability of such agreement. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations” and “Additional Information—Legal Proceedings—Other legal proceedings.”

Municipal permits

Under the General Mining Law, all Peruvian mines located in rural areas such as Cerro Lindo, Atacocha, El Porvenir and Chapi (which was sold on December 23, 2024) are exempted from paying municipal taxes and obtaining municipal permits.

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

On November 23, 2023, Supreme Decree No. 028-2023-EM was enacted, amending the Regulations for Environmental Protection in Mining Exploration Activities in order to allow the simultaneous processing of various enabling permits related to water resources, such as water use authorizations or discharge permits, alongside the evaluation procedure for the respective environmental management instrument. This is expected to result in expedited processing of relevant permits for exploration projects. Additionally, on November 25, 2023, Supreme Decree No. 031-2023-EM was enacted, approving the law that specifies the mandatory environmental protection measures in the transportation and final disposal of tailings and the corresponding environmental management instruments for mining operations.

A revision process was initiated by the Peruvian Congress of a law to prohibit economic activities in the headwaters of basins, which are considered vulnerable areas that require protection and mitigation measures. However, the revision process lost momentum and has shown no sign of progress to date. If adopted, this law could have a material impact on our projects in case any new projects were to occur in headwaters of basins.

In December 2023, the Peruvian government published Supreme Decree No. 034-2023-EM, which amended the Occupational Health and Safety in Mining regulation by adding a chapter on management and safety requirements for waste and tailings disposal facilities. Among other requirements, the Decree addresses the installation of emergency warning systems for dams. We are currently adapting our operations to comply with the new requirements of the decree.

Regulatory Matters

In addition, on May 3, 2024, Supreme Decree No. 004-2024-MINAM was enacted, amending Article 51 of the Regulation of the Law of the National Environmental Impact Assessment System, by simplifying and streamlining the environmental impact assessment processes, focusing on the reception and management of technical opinions by other authorities. On August 8, 2024, Law 32106 was passed. This law regulates the declaration of an environmental emergency over a specific geographic area in the event of a sudden and significant occurrence that affects environmental quality or ecosystems. The law states that the applicable environmental authority, together with the responsible party, will have to implement actions to contain, control, and reduce the environmental impact.

Environmental permit regularization processes

Supreme Decree 040-2014-EM provided special procedures allowing us to acquire environmental and operational permits for mining operations and to regularize the mining of certain areas within the Cerro Lindo and Atacocha mines. While these regularization procedures were successfully completed, compliance with these special procedures does not exempt us from potential administrative sanctions by OEFA for the implementation of certain mining components without obtaining the corresponding environmental permits. Similarly, Supreme Decree 013-2019-EM allowed for further regularization procedures to be carried out as of January 6, 2020, which will also allow us to acquire environmental and operational permits for infrastructure and mining areas in the Cerro Lindo, Atacocha, El Porvenir and Chapi (which was sold on December 23, 2024) mines. The regularization procedure for Cerro Lindo was denied due to an unfavorable opinion by the National Water Authority, yet proper procedure was not followed for which judicial measures to appeal the denial were taken and are currently in course. Atacocha’s procedure was carried out to completion while the El Porvenir regularization procedure is still underway. The Chapi mine (which was sold on December 23, 2024) procedure did not fall through and the areas subject to the procedure must follow the standard mine closure regulations.

Supreme Decree 014-2024-EM allowed a new opportunity for regularization for environmental certifications to take place, for which an initial communication to MINEM and OEFA had to be made by December 13, 2024. The Cerro Lindo, Atacocha, El Porvenir, Chapi (which was sold on December 23, 2024) and Cajamarquilla operations invoked said procedure on time and will have to present technical information by September 2025. Likewise, OEFA may impose sanctions for environmental non-compliance.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains, and energy concessions. We are also subject to more general legislation on labor, occupational health and safety, and indigenous communities, among others. With respect to labor regulations, the Peruvian government enacted Supreme Decree 001-2022-TR in February 2022, establishing a series of measures to eliminate the outsourcing of a company’s “core business” activities, which are defined as the main activities of a company, such as any activities that differentiate and identify it within the market, generate the most income for the company or add the most value for the company’s customers. In July 2023, the law was deemed to be unconstitutional because it was determined to be an unenforceable bureaucratic barrier by INDECOPI and therefore is not expected to have any material impact on Nexa. In addition, a lawsuit was initiated by Nexa which is seeking to declare the unconstitutionality of the aforementioned law, the lawsuit is at the moment suspended and does not currently generate any material effects for Nexa. For additional information, see “Risk Factors—Operational risks—We may be liable for certain payments to individuals employed by third-party contractors” and “Risk Factors—Operational risks—The nature of our business includes risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of unfavorable rulings.”

Regulatory Matters

Regarding occupational health and safety regulations, on December 30, 2023, Supreme Decree No. 034-2023-EM was enacted, amending the Regulation of Occupational Safety and Health in Mining approved by Supreme Decree No. 024-2016-EM. Among the key modifications made are the inclusion of parameters for the development of geo-mechanical, hydrogeological, seismicity, and stability studies; the elaboration of a monthly report on geotechnical supervision of tailings deposits, pads, leaching heaps, and waste rock deposits; changes regarding which entity should receive the preliminary report on hazardous incidents or fatal accidents; as well as the addition of a chapter on tailings deposit management which includes parameters for the development of a geotechnical monitoring and control program, a risk analysis and assessment, a management plan, among others. We began adapting and complying with the new obligations incorporated by the amendment in 2024.

In addition, on September 28, 2024, Legislative Decree No. 1680, which establishes the “Archaeological Surface Diagnosis” was enacted. The decree allows for the certification of the non-existence of archaeological remains through an archaeologist duly authorized and registered with the Ministry of Culture, without the need to process the approval of a Certificate of Non-Existence of Archaeological Remains (“CIRA”).

Overview

II.	Operating and financial review and prospects

Overview

Executive summary

Below are our highlights in 2024:

•	Operational performance. In 2024, we achieved net revenues of US$2,766.5 million, a 7.5% increase from 2023, mainly driven by higher LME metal prices (except for lead), higher copper and lead sales volumes and slightly higher smelting sales volume. See “Overview—Results of operations—Net revenues” for more information. In 2024, we also reported a net loss of US$187.4 million, a 35.8% decrease as compared to 2023, primarily due to an increase in operating income, as a result of the aforementioned reasons, in addition to lower mineral exploration and project evaluation expenses, and a reduced impairment loss on long-lived assets, partially offset by the negative impact of foreign exchange losses in our financial results.
•	Aripuanã ramp-up. Aripuanã’s ramp-up activities began in 2022, and the mine remained in the ramp-up phase throughout 2023. At the end of June 2024, the mine ended its ramp-up phase and transitioned to an ongoing operation. Additionally, we continued to improve metal recovery and concentrate quality and grades, aiming to achieve a stable operation. In the fourth quarter of 2024, we achieved an average of 67.0% capacity utilization level reflecting the impact of scheduled maintenance activities, tailings filter constraints, and heavy rainfall during the period (averaging 20% above the levels of the past two years). In 2024, we also implemented several initiatives related to drainage, wetland enhancement, and dam basin cleanliness that we expect will achieve better control over key operational and environmental processes as we entered the rainfall season. In 2025, we remain focused on driving continuous operational improvements, particularly in addressing the limitations of the tailings filter circuit. While capacity has significantly increased since production startup, challenges persist due to current constraints. To resolve this, we acquired a fourth tailings filter, which we expect to be delivered and installed during the second half of 2025, with commissioning expected for the first quarter of 2026. This upgrade is expected to further enhance utilization capacity, ensuring optimal performance and in line with our commitment to operational excellence.
•	Divestments. On July 1, 2024, we sold the Morro Agudo Complex in Minas Gerais, Brazil for R$80 million (approximately US$16 million). Additionally, in the third quarter of 2024, we entered into agreements to sell our non-operational Peruvian subsidiary, Minera Pampa de Cobre S.A.C. (owner of the Chapi copper mine) and Compañía Minera Cerro Colorado S.A.C. (owner of the greenfield Pukaqaqa Project).
•	Exploration activities. In 2024, we continued to focus our investments on projects around the mines we operate. We believe that our exploration program, coupled with our disciplined approach to project evaluation, will contribute to replacing and increasing mineral reserves and resources of our current assets and define the materiality of exploration stage projects. We will continue to seek new regional targets to identify prospective areas and determine the materiality of new projects.
•	Projects. In terms of brownfield projects, our objective is to extend the LOM of our assets. As such, most of the mineral exploration budget in 2024 was allocated to drilling activities in these projects, with emphasis on Cerro Lindo, Vazante and Aripuanã. In terms of greenfield projects, we are continuously working to define the expansion of known mineralization and identify new mineralized zones in regional prospective trends, with a particular emphasis on copper targets in regional programs.
•	Production and sales. In 2024, we achieved a 3.2% increase in our zinc equivalent (mine production), from 627.0 thousand tonnes in 2023 to 646.9 thousand tonnes in 2024, mainly driven by the increase in production for all metals (except for zinc), with copper and lead production increasing by 6.9% and 6.3%, respectively, mainly due to the increase in production at Cerro Lindo and Aripuanã. Our total metal sales (metallic zinc and zinc oxide) increased by 0.2% in our smelting operations, from 589.8 thousand tonnes in 2023 to 591.3 thousand tonnes in 2024.
•	CAPEX. Our capital expenditures totaled US$276.8 million in 2024, a 10.4% decrease compared to 2023, mainly due to the decrease in sustaining investments as a result of favorable foreign exchange fluctuations, as well as continued efforts and initiatives to optimize capital allocation. In 2024, 96.8% of our capital expenditures was allocated to sustaining investments, including those in tailings storage facilities.

Overview

In 2025, zinc production is expected to slightly increase compared to 2024, primarily due to higher output from Aripuanã and El Porvenir. This increase will be partially offset by lower production volumes at Cerro Lindo and Vazante, in line with the updated mine sequencing plan, which anticipates slightly lower grades. Copper production is anticipated to decline by around 10% compared to 2024, primarily due to lower grades in prepared areas, in line with the current mine sequencing plans. In 2025, consolidated lead production is forecasted to decrease by around 7%, while silver production is expected to slightly decrease, both compared to 2024.

Our total metal sales are expected to decrease by around 3% in 2025 compared to 2024, primarily due to production adjustments associated with the forecasted lower treatment charge (“TC”) levels for 2025. This strategy aims at preserving margins in the smelting segment and is expected to result in slightly lower metal sales in the period. Additionally, remediation actions following the fire incident at the Juiz de Fora wet electro-filters at the end of December 2024 are expected to be completed by the end of 2025.

In 2025, consolidated run-of-mine mining costs are expected to increase by around 16% year-over-year, primarily due to the inclusion of Aripuanã’s run-of-mine mining costs estimates for the first time, along with higher costs at Cerro Lindo and Vazante, driven mainly by lower production volumes. Consolidated smelting cash costs are projected to increase in 2025 compared to 2024. This is mainly attributed to production adjustments driven by lower TC levels, which are intended to preserve margins. This strategy is expected to result in slightly lower metal sales in the period.

Key factors affecting our business and results of operations

Reporting segments

We have two reporting segments, mining and smelting. In 2024, 100% of our zinc mining production was processed by our own smelters. Additionally, a major portion of the zinc raw material consumed by our smelting operations, representing approximately 51.9% of the total zinc raw material consumption (excluding oxide), came from our own mines. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

The profitability of our mining segment depends primarily on world prices for the metals we produce, and on our costs to produce concentrates. It is also affected by treatment charges, which represent the cost of further processing applied to reduce the price of concentrate. Other factors affecting pricing are discussed below.

The profitability of our smelting segment does not depend directly on market prices for metals as these prices have a similar impact on both our revenues and costs. Profitability is mainly affected by treatment charges (which reduce our costs to acquire concentrates), by the premium over the market price of metals that we can charge for our products, the operating costs of our smelters and the by-products we sell, as well as their efficiency in recovering the metal content of the concentrates we purchase.

Our segments are reported in accordance with IFRS 8 - Operating Segments, and the information is presented to the Chief Executive Officer, who is our Chief Operating Decision Maker (CODM) in accordance with IFRS. Our segment results are derived from the accounting records and are adjusted for reallocations between segments, depreciation and amortization and miscellaneous adjustments, if any, for the period. For more information, see “Operating and Financial Review and Prospects—Results of Operations—Non-IFRS Accounting Standards measures and reconciliation” in this report. See also Note 2 to our consolidated financial statements.

Metal prices

Our financial performance is significantly affected by the market prices of zinc, copper and lead, and, to a lesser extent, silver, gold, and other by-products of our smelting operations. Metal prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including the impact of these factors on industries that represent the first-uses and end-uses of our products. These factors, which affect each metal to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, market prices have occasionally been subject to rapid short-term changes due to speculative activities.

Overview

The market prices for zinc, copper and lead are typically quoted as the daily cash seller and settlement price established by the LME. LME zinc prices are influenced by global supply and demand for both concentrate and metallic zinc. The supply of metallic zinc depends on the amount of zinc concentrates and secondary feed materials produced as well as the availability of smelting capacity to convert them into refined metal. This similarly applies to copper and lead.

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
Average Market	2024		2023
Prices of Base Metals	(US$/tonne)	(US¢/lb)	(US$/tonne)	(US¢/lb)
Zinc (LME)	2,779.02	126.05	2,646.57	120.05
Copper (LME)	9,146.79	414.89	8,477.77	384.55
Lead (LME)	2,072.67	94.01	2,138.18	96.99

	For the Year Ended December 31,
Average Market Prices of Precious Metals	2024	2023
	(in US$/oz)
Silver (LBMA)	28.27	23.35
Gold (Fix)	2,386.20	1,940.54

The key drivers and recent trends of each of the metals that we produce are discussed below.

Zinc

Zinc is a major material for the construction, transport and infrastructure industries, which represent approximately 50%, 21% and 16% of zinc end-use, respectively, according to Wood Mackenzie. The annual average price of zinc on the LME for the year ended December 31, 2024, was 5.0% higher compared to the year-ended December 31, 2023. In 2024, the main factor contributing to the increase in the price of zinc compared to 2023 was favorable macroeconomic conditions supported by industrial production growth and fiscal and monetary policies aimed to stimulate consumption.

On the supply side, 2024 was marked by smelter closures due to increased market concentration, following production reduction or the shutdown of mines in the second half of 2023. Spot treatment charges for imported concentrates in China reached record lows in 2024 and decreased from US$85 per tonne in January 2024 to US$25 per tonne in December 2024, as reported by Wood Mackenzie. Long-term contract treatment charges decreased from US$274 per tonne in 2023 to US$165 per tonne in 2024.

According to Wood Mackenzie’s December 2024 report, the zinc metal market closed 2024 with a deficit of 391 thousand tonnes driven by metal production of 13.2 million tonnes and consumption of 13.6 million tonnes (1.5% higher than in 2023). Mine supply decreased 1.8% in 2024 compared with 2023, totaling of 12.1 million tonnes, leading to a concentrate surplus of 100 thousand tonnes.

Refined zinc supply decreased 4% in 2024, mainly due to lower production capacity at smelters as a result of record low TCs.

Copper

Copper is used in building construction, power generation and transmission, electronic product manufacturing and the production of industrial machinery and transportation vehicles. The annual average price of copper on the LME for the year ended December 31, 2024, was 7.9% higher compared to the year-ended December 31, 2023. This increase was mainly driven by higher high demand in the energy trading market, which remains a key driver of copper consumption, as well as tight supply conditions. According to Wood Mackenzie’s December 2024 report, the copper metal market remained balanced in 2024, closing with a surplus of only 45 thousand tonnes. Total mine production, refined production and consumption increased 1.2%, 3.6% and 3.2% compared to 2023, respectively.

Overview

Lead

Lead is used in batteries for energy storage and in other products such as ammunition, oxides in glass and ceramics, casting metals and sheet lead. The annual average price of lead on the LME for the year ended December 31, 2024 was 3.1% lower than compared to the year-ended December 31, 2023. This decrease was driven by supply chain disruptions, a well-established secondary market, and the increasing substitution of lead with alternative materials, such as lithium-ion batteries, in major end uses.

Silver

Silver is considered a precious metal and is generally seen as a store of value, so its price tends to be resilient in times of economic uncertainty. In addition, its uses in electronics and solar cells have added to the already broad range of applications for silver in currency, jewelry, and silverware. The annual average LBMA silver price for the year ended December 31, 2024, was 21.1% higher than compared to the year-ended December 31, 2023. Silver prices hit the highest level of the year on October 24, 2024, at US$34.51 per ounce, which was 32.6% above the highest point of the previous year reached on April 14, 2023.

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. For more details, see “Information on the Company—Mining operations.” Our zinc production decreased by 1.8%, while copper and lead increased by 6.9%, and 6.3%, respectively, in 2024. Production of silver and gold contained in concentrates increased by 13.5% and 30.4%, respectively, in 2024.

Commercial terms

We sell our concentrates and metallic zinc and zinc oxide products mostly through supply contracts with terms between one and two years, and only a small portion is sold on the spot market. The agreements with our customers include customary international commercial terms, such as cost, insurance and freight, or CIF; free on board, or FOB; free carrier, or FCA; and cost and freight, or CFR; pursuant to Incoterms 2010/2020, as published by the International Chamber of Commerce. For concentrates, revenues are recorded at provisional prices and, typically, an adjustment is made after delivery, based on the pricing terms provided for under the relevant contract.

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, and delivery terms , as well as the market where the metal will be sold. In 2024, 51.1% of the total zinc raw material consumption in our smelters was produced by our mines and 48.9% was purchased from third parties or obtained from secondary raw materials (including oxide). We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users across various industries, including transport, construction, infrastructure, consumer goods and industrial machinery. In 2024, 72.6% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers and alloy segments, and 27.4% were to international traders. Our ten largest customers represented approximately 57.7% of our total sales volume. Overall, in 2024, we sold to more than 339 customers across 49 different countries.

Overview

Free zinc, treatment charges, premiums and smelter by-products

Smelters operate as processing businesses that generate margins on the concentrates and other feed stocks they process. The price for the underlying metal is largely passed through from the miner supplying the concentrate or the supplier of the secondary feed material to the smelter’s customer. Our smelters use zinc concentrate as feedstock, which is supplied both from our own mines and third-party suppliers. The smelter’s revenue comes from three primary sources (i) the treatment charge reflects a discount applied to the purchase price of concentrates, (ii) free metal, which is the refined metal produced and sold over and above the metal content paid for in purchased concentrates and (iii) any premium on refined products. Additionally, our smelting operations generate revenue from by-products, which include, silver, gold, copper, cement, sulfuric acid, lead concentrate, lead-silver concentrate, silver concentrates, limestone and copper sulfate.

Free zinc and treatment charges

Free zinc refers to the difference between the total amount of zinc recovered for sale by the smelter and the zinc content that is paid for in the concentrates. Typically, the industry standard for payable zinc content in concentrates is 85.0% of the total zinc content, multiplied by the LME price of zinc. Any additional zinc recovered beyond this percentage is considered “free zinc.” A smelter’s margin improves as it increases the amount of recoverable metal from zinc.

The treatment charge (“TC”) is a discount per tonne of concentrates, which is determined by negotiation between the seller (a mine or a trading company) and the buyer (a smelter). There are three types of treatment charges: benchmark TC (negotiated annually by major miners and buyers, serving as a market reference), spot TC (determined by short-term market conditions and supply-demand dynamics) or negotiated TC (set in direct agreements between smelters and miners or traders. For our integrated mining and smelter operations in Brazil and Peru, we apply a benchmark TC. For our other purchases of zinc concentrate from third-party miners and trading companies.

In order to mitigate volatility, most of our third-party contracts use a three-year average TC, thereby smoothing price fluctuations. In 2024, this reference (based on the average benchmark TC of 2024, 2023 and 2022) was US$223/t concentrate, up 1% from the previous reference (2023, 2022 and 2021 average).

The market trend for treatment charges levels reflects the balance between supply and demand for concentrates in the market. When concentrate supply exceeds smelting capacity, treatment charges increase. When concentrate supply is tight relative to smelting capacity, treatment charges decrease. This cyclical dynamic influences both our smelting profitability and the cost of processing third-party concentrates. For information regarding our actual treatment charges, see “Information on the Company—Smelting operations.”

The following table sets forth, for the periods indicated, the zinc realized Benchmark TC, expressed in dollars per dry metric tonne (“dmt”) of concentrate.

	For the Year Ended December 31,
	2024	2023
Treatment Charge (in US$/dmt)	165	274

Source: Wood Mackenzie.

Premiums

Like other smelters, we sell metallic zinc and zinc oxide products at a premium over the base LME price. This premium reflects a combination of various factors, including the smelter’s service in delivering zinc in specific sizes, shapes, or qualities required by customers, as well as transportation costs. Additionally, premiums are influenced by supply and demand conditions in the respective regional markets. Since transportation costs and customer specification preferences vary by region, premiums are shaped more by regional and local market dynamics rather than by global trends.

The following table presents information on premiums for the indicated markets, expressed in U.S. dollars per tonne, for the periods specified.

Overview

	For the Year Ended December 31,
	2024	2023
Rotterdam (in US$/tonne)	200	371
Singapore (in US$/tonne)	105	131
United States (in US$/tonne)	386	652

Source: Wood Mackenzie.

The following table presents information on gross premiums over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in U.S. dollars per tonne.

	For the Year Ended December 31,
	2024	2023
Brazilian operations (in US$/tonne)	648	714

Smelter by-products

The quantity of by-products produced in our smelters depends on several factors, including the chemical composition of the concentrate and the recovery rates achieved. Some mines produce concentrates with higher levels of by-product metals than others. Additionally, higher by-product recovery rates increase both the number and volume of by-products available for sale.

Sulfuric acid is our principal by-product , generated from the sulfur dioxide gas released during the roasting of zinc concentrates. While zinc smelters use sulfuric acid in their leach plants, most of their requirement are met by sulfuric acid produced in each smelter’s electrolysis plant. As a result, only a small portion is consumed internally, leaving the rest available for sale. We sell sulfuric acid through annual or multi-year contracts, as well as spot sales.

Silver concentrate is another relevant by-product that we produce at our Cajamarquilla and Juiz de Fora smelters. It is derived from zinc concentrate obtained during the metallurgical flotation process. The recovered silver is primarily sold to international traders and local customers.

Operating costs and expenses

Our ability to manage our operating costs and expenses is a significant driver of our business performance. We prioritize cost control and expense management to enhance efficiency and ensure resilience during less favorable pricing conditions.

Energy costs

Energy is one of the key components of our costs. Our total energy cost includes the operating expenses of our own hydroelectric power plants, long-term energy supply contracts, and transmission and distribution charges.

In Peru, the energy market is relatively stable in terms of generation (based on hydrology forecasts) and pricing. In 2024, we sourced 2.7% of the energy for our operations from our own hydroelectric power plants and the remaining 97.3% through third-party contracts with the SEIN.

In Brazil, our energy needs are met through five hydroelectric plants in which we have an interest via our subsidiary, Pollarix. We own or invest in these assets to ensure a reliable long-term energy supply, and our energy costs in Brazil reflect the operating costs of these facilities and are sensitive to a variety of factors, including hydrologic conditions.

•	Hydroelectric power plant (Picada) is located in Minas Gerais, fully owned by Pollarix.
•	Amador Aguiar I, Amador Aguiar II and Igarapava hydroelectric power plants, which are owned by a consortiums, in which Pollarix has a 12.6%, 12.6% and 23.9% participations respectively. We account for our participation in these consortiums as joint operations, as discussed in Note 4(b) to our consolidated financial statements.

Overview

•	Campos Novos hydroelectric power plant, owned by Enercan, an entity in which Pollarix has a 22.4% equity interest, accounted for by the equity method. Enercan regularly pays dividends, and our CODM considers cash dividends received from Enercan when analyzing our total energy costs.

Pollarix’s sole activity is owning our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We control Pollarix through the ownership of all of its common shares, which represent 33.3% of Polarix’s total share capital. The remaining shares are preferred shares with limited voting rights, held by Auren. Under the terms of the preferred shares, Auren is entitled to dividends per share that are 1.93 times higher than the dividends per share paid on the common shares. See “Information on the Company—Other operations—Power and energy supply—Brazil.” As a result, a substantial part of the profits recognized by Pollarix from selling energy to our Brazilian operating subsidiaries will represent non-controlling interest in our income statement.

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

Since 2016, we have conducted an extensive study and update of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded additional environmental provisions of US$4.9 million and US$6.9 million in 2024 and 2023, respectively. Although not expected in the near future, changes in legislation and adjustments to our internal policies after the ongoing evaluations could require additional provisions.

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table presents the inflation rates, interest rates and exchange rates in Peru for the dates and periods indicated.

	For the Year Ended December 31,
	2024	2023
Real GDP growth rate (1)(2)	3.3%	(0.4%)
Internal demand growth rate (2)	3.8%	(1.9%)
Private investment growth rate (2)	2.6%	(7.3%)
Reference interest rate	5.0%	6.8%
CPI rate (2)	2.4%	6.3%
Appreciation (devaluation) of sol against the U.S. dollar	1.0%	(2.7%)
Exchange rate of sol to US$1.00 (end of period) (3)	3.7403	3.7042

Sources: Central Reserve Bank of Perú, Peruvian Ministry of Economy and Finance.

(1) Preview: Bloomberg consensus rate.
(2) Accumulated during each period.
(3) Official offer exchange rates.

Overview

Brazil

The following table presents inflation rates, interest rates and exchange rates in Brazil for the dates and periods indicated.

	For the Year Ended December 31,
	2024	2023
Real GDP growth rate (1)(2)	3.5%	2.9%
Inflation rate (IGP-M) (2)	6.3%	(3.2%)
Inflation rate (IPCA) (2)	4.8%	4.7%
CDI rate (end of period)	10.9%	11.7%
SELIC rate (end of period)	12.2%	11.8%
TJLP	7.4%	6.6%
Appreciation (devaluation) of real against the U.S. dollar	27.9%	7.2%
Exchange rate of real to US$1.00 (end of period) (3)	6.1920	4.8410

Sources: IBGE, the Brazilian Central Bank, Cetip, and FGV.

(1) Preview published by the Brazilian Central Bank official report (Focus) as of January 3, 2025.
(2) Accumulated during each period.
(3) Official offer exchange rates.

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. However, a portion of our production costs, is denominated in reais, creating a mismatch between our revenue and costs in terms of currency. In 2024, 27.4% of our production costs and operational expenses were denominated in reais and 17.6% of our production costs and operational expenses were denominated in soles. The latter is a smaller portion compared to reais, at most of our costs in Peru are in U.S. dollars. As a result, our operational results are impacted by fluctuations in exchange rates between reais, soles, and the U.S. dollar.

In addition, our Brazilian subsidiary, Nexa Brazil holds outstanding accounts receivables and accounts payables to Nexa Resources, intercompany loans with its related parties and loans in foreign currency, which are denominated in U.S. dollars. The functional currency of Nexa Brazil is the real, therefore, Nexa Brazil recognizes exchange gains or losses when the real fluctuates compared to the U.S. dollar. These gains and losses are not eliminated in consolidation, as the functional currency of Nexa Resources is the U.S. dollar, meaning no offsetting gains or losses are recognized, which resulted in a net foreign exchange loss of US$150.7 million in our consolidated financial statements.

The following table presents, for the periods indicated (i) the high and low exchange rates, (ii) the average exchange rates as of the last day of each month for each year, as well as the daily average exchange rates for each month, and (iii) the exchange rate at the end of each period, expressed in soles per U.S. dollar (sol/US$) and reais per U.S. dollar (real/US$) as reported by the Peruvian Central Bank and the Brazilian Central Bank, respectively.

	Exchange Rates of S/ and R$ per US$1.00
	Period-End		Average (1)		High		Low
	S/	R$	S/	R$	S/	R$	S/	R$
Year ended December 31,
2023	3.7042	4.8410	3.7438	4.9950	3.8953	5.4456	3.5570	4.7199
2024	3.7403	6.1920	3.7541	5.3917	3.8835	6.1988	3.6730	4.8540
Month
January 2025	3.7275	5.8298	3.7480	6.0215	3.7810	6.2083	3.7160	5.8298
February 2025	3.6916	5.8485	3.6973	5.7653	3.7180	5.8684	3.6625	5.6978
March 2025 (through March 24)	3.6495	5.7400	3.6526	5.7500	3.6900	5.8343	3.6210	5.6625

Source: Central Reserve Bank of Peru, Brazilian Central Bank, official offer exchange rates.

(1) Annually, represents the average of the daily exchange rates during the periods presented.

Overview

Income taxes

Income taxes in Luxembourg, Peru and Brazil have a significant impact on our results. Due to varying economic and political conditions, tax rates in different jurisdictions may experience significant changes. Our future effective tax rates could be affected by changes in the mix of earnings across countries with different statutory tax rates, adjustments in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation.

Luxembourg

The combined applicable income tax rate (including an unemployment fund contribution) as of January 1, 2025, was reduced from 24.94% to 23.87% in 2025 (for entities with their statutory seat in Luxembourg City).

Brazil

Our Brazilian subsidiaries are subject to corporate income tax on both their Brazilian and non-Brazilian income. In addition to the corporate income tax, a social contribution tax is levied on their worldwide income. The combined applicable rate for both taxes is 34.0%.

Peru

Our Peruvian subsidiaries are subject to income tax on their worldwide income and are eligible for a potential credit for foreign taxes paid on income derived from foreign sources. The general income tax rate has been 29.5% since 2017.

To promote investments in Peru, investors and Peruvian companies can enter into an agreement with the Peruvian government, known as a Legal Stability Agreement, which provides a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered into a guarantee and investment protection contract, referred to as the stability agreement. Pursuant to this stability agreement, Nexa Peru applied a special income tax rate of 20.0% from 2007 through 2021. Since January 1, 2022, the general income tax rate of 29.5% is applicable to Nexa Peru. For more information, see “Risk Factors—Changes in tax laws may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”

Our Peruvian subsidiaries Nexa Peru, Nexa Resources El Porvenir S.A.C. and Nexa Resources Atacocha S.A.A. are subject to a special mining tax (Impuesto Especial a la Minería, or “IEM”), with marginal rates ranging from 2.00% and 8.40% of operating income, depending on the operating margin. In addition, these companies are subject to a mining royalty (regalía minera).

Dividends distributed to us by our Peruvian subsidiaries are subject to a withholding tax of 5.0 % on profits earned from 2017 onwards.

Revision of previously issued consolidated financial statements

During the third quarter of 2024, the Company identified an error in the previously issued consolidated financial statements as of and for the years ended December 31, 2023, and 2022 related to the recognition of contracts containing lease arrangements. This error resulted in the non-recognition of right-of-use assets and lease liabilities, as well as the misstatement of costs and expenses. These should have been impacted by the amortization of right-of-use assets and interest expense on the lease liabilities, rather than being recorded as costs and operational expenses related to third-party services.

Overview

The Company’s management conducted both a quantitative and qualitative analysis and concluded that the error was not material to the previously issued financial statements for the years ended December 31, 2023, and 2022, and therefore, restatement of financial statements was not required. Despite the immateriality, we decided to revise the comparative information for the years ended December 31, 2023, and 2022 to reflect the adjustments. These revisions include the recognition of right-of-use assets of US$63.6 million and lease liabilities of US$68.2 million in our consolidated balance sheet as of December 31, 2023. The related adjustments affecting our other financial statements for the years ended December 31, 2023, and 2022 are shown below on the “Operating and Financial Review and Prospects—Results of Operations” section. The effect of the error in periods prior to January 1, 2022, has been recorded in retained earnings (or cumulative deficit) in the statement of changes in shareholders’ equity as of January 1, 2022.

Results of Operations

Results of operations

The following discussion and analysis of our financial position and results of operations is based on our consolidated financial statements, (revised). The following table sets forth our summarized results of operations for the periods indicated.

2024 compared to 2023

	For the Year Ended December 31,		Variation	% of Net Revenue from Products Sold
	2024	2023	2024/2023	2024	2023
	(in millions of US$)		(percentage)	(percentage)
Consolidated income statement information:
Net revenues	2,766.5	2,573.2	7.5	100.0	100.0
Cost of sales	(2,228.4)	(2,274.4)	(2.0)	(80.5)	(88.4)
Gross profit	538.1	298.9	80.0	19.5	11.6
Operating expenses:
Selling, general and administrative	(127.3)	(126.6)	0.6	(4.6)	(4.9)
Mineral exploration and project evaluation	(68.0)	(99.6)	(31.7)	(2.5)	(3.9)
Impairment loss of long-lived assets	(32.9)	(114.6)	(71.3)	(1.2)	(4.5)
Other income and expenses, net	(33.5)	(110.6)	(69.7)	(1.2)	(4.3)
Operating income (loss)	276.4	(152.6)	(281.1)	10.0	(5.9)
Share in the results of associates	21.2	23.5	(9.8)	0.8	0.9
Results from associates’ equity	21.2	23.5	(9.8)	0.8	0.9
Financial income	24.0	25.8	(7.0)	0.9	1.0
Financial expenses	(243.7)	(209.9)	16.1	(8.8)	(8.2)
Other financial items, net	(149.8)	17.0	(981.2)	(5.4)	0.7
Net financial results	(369.5)	(167.1)	121.1	(13.4)	(6.5)
(Loss) income before income tax	(71.9)	(296.1)	(75.7)	(2.6)	(11.5)
Income tax benefit (expense)	(115.6)	4.3	(2,788.4)	(4.2)	0.2
Net (loss) income for the year	(187.4)	(291.8)	(35.8)	(6.8)	(11.3)

Net revenues

In 2024, net revenues of US$2,766.5 million increased by 7.5%, or US$193.2 million compared to 2023. This growth was primarily driven by higher LME prices (except for lead), increased mining sales volume (except for zinc) and slightly higher smelting sales volume, partially offset by a lower net premium. The average LME prices for zinc, a key benchmark for our prices, increased by 5.0%, from US$2,646.6 per tonne in 2023 to US$2,779.0 per tonne in 2024. This increase contributed approximately US$78.1 million to net revenues, based on our 2023 sales volumes of 589.8kt and the average LME price difference of US$132.4/t between 2024 and 2023. Higher sales volume of silver and gold contained in concentrates combined with higher prices positively impacted net revenues approximately in US$104.4 million. Higher sales volume of copper and lead also positively impacted net revenues by approximately US$28.1 million. Additionally, the average price of copper, which increased 7.9% from US$8,477.8 per tonne in 2023 to US$9,146.8 per tonne in 2024, contributing US$21.6 million to net revenues. A small increase in smelting sales volume further added approximately US$3.9 million to net revenues. These positive impacts were partially offset by negative impact in our net revenues of approximately US$4.1 million, explained by lower average lead prices. For a discussion of the underlying reasons driving the change in commodity prices, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices.”

Results of Operations

The following table shows a breakdown of our net revenues by destination of our sales.

	For the Year Ended December 31,
	2024	2023
	(in millions of US$)
Peru	833.9	654.2
Brazil	601.0	559.8
Singapore	234.8	229.3
Switzerland	224.3	209.3
United States	166.9	169.0
Argentina	81.5	94.1
Chile	78.2	83.5
Luxembourg	71.3	78.5
United Kingdom	62.6	14.8
South Korea	60.4	40.0
Austria	42.8	47.9
Japan	39.7	32.1
South Africa	39.4	41.4
Colombia	31.2	36.1
Taiwan	30.5	26.9
Germany	23.2	16.3
Turkey	20.6	26.6
Vietnam	18.7	5.0
Ecuador	11.1	14.6
Belgium	9.0	19.8
China	7.6	65.9
Netherlands	5.5	16.0
Italy	4.2	9.5
Malaysia	3.4	18.7
Other	64.7	64.1
Net revenues	2,766.5	2,573.2

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

	For the Year Ended December 31,
	2024	2023
Treatment Ore (in tonnes)	13,420,966	13,846,530
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	326,995	333,154
Copper contained in concentrates (in tonnes)	35,698	33,385
Lead contained in concentrates (in tonnes)	69,303	65,194
Silver contained in concentrates (in oz)	11,694,073	10,300,672
Gold contained in concentrates (in oz)	36,027	27,627
External Mining Sales—Metal Contained in Concentrate (1)
Zinc contained in concentrates (in tonnes)	887	18,321
Copper contained in concentrates (in tonnes)	35,669	33,379
Lead contained in concentrates (in tonnes)	69,267	65,596
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	334,078	322,948
Três Marias (metal available for sale in tonnes)	144,096	148,469
Juiz de Fora (2) (metal available for sale in tonnes)	81,989	82,144
Total zinc metal production (in tonnes)	560,163	553,562
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias (Zinc oxide, contained zinc in tonnes)	34.569	33,961
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	556,795	555,957
Zinc oxide (in tonnes)	34,512	33,885
Total smelting sales volumes (in tonnes)	591,307	589,843

(1)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”
(2)	Including 2,861 tonnes of zinc ashes and drosses in 2024, and 3,067 in 2023.

Results of Operations

Cost of sales

In 2024, our cost of sales of US$2,228.4 million decreased by 2.0%, or US$45.9 million compared to 2023. This decrease was mainly due to lower operational costs in our mining segment, reduced energy and freight expenses in our smelting segment, and the favorable foreign exchange fluctuations. These factors were partially offset by the negative impact of higher zinc prices on zinc concentrate purchases and lower TCs from third-party concentrates, which adversely affected our smelting segment.

Selling, general and administrative expenses

In 2024, our selling, general and administrative (“SG&A”) expenses of US$127.3 million increased by 0.6%, or US$0.7 million compared to 2023. This increase was mainly driven by higher employee benefit expenses, including increased workers’ participation and higher legal expenses, which were partially offset by favorable foreign exchange variations and lower insurance costs.

Mineral exploration and project evaluation

In 2024, our mineral exploration and project evaluation expenses of US$68.0 million decreased by 31.8%, or US$31.6 million, compared to 2023. This reduction was primarily due to lower project evaluation expenses, lower investments in greenfield projects for both mineral exploration and project evaluation, and reduced infill drilling activities at Aripuanã. In 2024, our exploration drilling totaled 63.8 km, compared to 85.2 km in 2023.

Impairment loss of long-lived assets

In 2024, we conducted our annual impairment test and analyzed all indicators and recorded an impairment loss of US$32.9 million. This loss was primarily comprised of impairment charges for the Magistral project and other individual assets related to assets and projects under construction, partially offset by impairment reversals for the Cerro Pasco CGU, Morro Agudo and Pukaqaqa Project.

For further information about our impairment assessments, please refer to Note 31 to our consolidated financial statements.

Other income and expenses, net

In 2024, our other income and expenses, net negatively impacted our results by US$33.5 million, mainly due to loss on sale and write-off of property, plant and equipment amounting to US$16.2 million, contributions to communities of US$14.6 million and slow moving and obsolete inventory totaling US$10.9 million, partially offset by a positive variation of US$13.8 million related to changes in asset retirement, restoration and environmental obligations.

Results of Operations

The following table presents our other income and expenses, net for the periods indicated. For further information, please refer to Note 9 to our consolidated financial statements.

	For the Year Ended December 31,
	2024	2023
	(in millions of US$)
Other income and expenses, net
ICMS tax incentives	-	32.3
Changes in fair value of offtake agreement	(3.3)	2.3
Changes in fair value of derivative financial instruments	0.7	(1.4)
Loss on sale and write-off of property, plant and equipment	(16.2)	(3.7)
Changes in asset retirement, restoration and environmental obligations	13.8	(10.1)
Slow moving and obsolete inventory	(10.9)	(4.4)
Provision for legal claims	1.9	(13.9)
Contribution to communities	(14.6)	(13.1)
Tax voluntary disclosure	-	(86.9)
Changes in fair value of energy forward contracts	0.1	(15.7)
Divestment and restructuring	9.0	-
Others	(14.0)	4.0
Total other income and expenses, net	(33.5)	(110.6)

Net financial results

In 2024, we recognized net financial results of US$369.5 million, an increase of 121.2%, or US$202.4 million, compared to US$167.1 million in 2023. This increase was mainly due to increased foreign exchange losses of US$168.9 million related to the depreciation of the Brazilian real against the U.S. Dollar. Additionally, financial expenses rose by US$19.5 million due to interest on loans and financings, US$7.4 million related to interest on lease liabilities, and US$7.1 million related to bond repurchase expenses.

•	Our financial income in 2024 decreased by 6.8%, or US$1.8 million, to US$24.0 million. This decrease was mainly due to lower interest income from tax credits and a negative impact from monetary adjustments on assets.
•	Financial expenses in 2024 increased by 16.1%, or US$33.8 million, to US$243.7 million. This was mainly due to the increase in interest on loans and financings, and lease liabilities, in addition to our bonds repurchase expenses.
•	Other financial items, net decreased by US$166.8 million, reaching US$149.8 million in 2024. This decrease was mainly due to the net foreign exchange losses reflecting the accounting effect of the depreciation of the Brazilian real against the U.S. dollar on certain U.S. dollar-denominated loans made from us to Nexa Brazil (which uses the Brazilian real as its functional currency). The 7.9% average depreciation of the Brazilian real against the U.S. dollar in 2024 resulted in a foreign exchange loss.
•	Excluding the impact of foreign exchange variation, our net financial results increased by 18.1%, or US$33.6 million, to US$218.8 million in 2024 compared to US$185.3 million in 2023, as a result of the aforementioned reasons.

(Loss) income before income tax

As a result of the factors described above, our loss before income tax in 2024 was US$71.9 million, as compared to a loss before income tax of US$296.1 million in 2023.

Income tax benefit (expense)

In 2024, we recorded an income tax expense of US$115.6 million, as compared to an income tax benefit of US$4.3 million in 2023. Our current income tax expense in 2024 increased by 154.1%, or US$124.7 million, to US$205.6 million, mainly due to the income tax provision for the Cerro Lindo Stability Agreement, along with higher metal prices and volumes.

The difference between the nominal and effective tax rates in 2024 and 2023 is attributed to permanent items that impacted the calculation of current income tax for these periods. These include the income tax provision for the Cerro Lindo Stability Agreement, tax losses that did not qualify for deferred tax asset recognition, and the special mining levy and mining taxes in Peru. In 2024, we recorded a deferred tax income of US$90.1 million, an increase of US$4.9 million compared to 2023, mainly as a result of the recognition of a deferred tax asset related to tax losses in Brazil.

Results of Operations

Net (loss) income for the year

As a result of the foregoing, we incurred a net loss of US$187.4 million in 2024 compared to a net loss of US$291.8 million in 2023.

Results by segment

The following table presents our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,		Variation	Variation
	2024	2023	2024/2023	2024/2023
Consolidated Income Statement Information:	(in millions of US$)			(percentage)
Net revenues:
Mining	1,349.7	1,090.3	259.4	23.8
Smelting	1,997.3	1,946.7	50.7	2.6
Intersegments Sales	(604.0)	(468.3)	(135.8)	29.0
Adjustments (1)	23.5	4.5	19.0	417.1
Total	2,766.5	2,573.2	193.2	7.5
Cost of sales:
Mining	(1,011.7)	(1,026.2)	(14.4)	(1.4)
Smelting	(1,799.8)	(1,726.3)	(73.5)	4.3
Intersegments Sales	604.0	468.3	135.8	29.0
Adjustments (1)	(20.9)	9.8	(30.8)	-
Total	(2,228.4)	(2,274.4)	45.9	(2.0)
Gross profit:
Mining	337.9	64.1	273.8	427.2
Smelting	197.6	220.4	(22.8)	(10.4)
Adjustments (1)	2.6	14.4	(11.8)	(82.1)
Total	538.1	298.9	239.2	80.0

(1)	See Note 2 to our consolidated financial statements.

Mining

Net revenues

In 2024, our net revenues in the mining segment totaled US$1,349.7 million, an increase of by 23.8%, or US$259.4 million. This was primarily due to higher LME metal prices (except for lead), lower TCs, and increased sales volumes across all metals (except for zinc).

In 2024, 100% of our zinc concentrate production was directed to our smelting operations in Peru and Brazil, however, 0.7% of the production was resold to a third-party customer due to a swap contract arrangement.

Cost of sales

In 2024, our cost of sales in our mining segment totaled US$1,011.7 million, a decrease of 1.4%, or US$14.4 million, mainly due to lower zinc sales volume.

Smelting

Net revenues

In 2024, our net revenues in the smelting segment amounted to US$1,997.3 million, an increase of 2.6%, or US$50.7 million, mainly due to higher zinc prices and slightly higher sales volumes, partially offset by lower net premium.

Results of Operations

Cost of sales

In 2024, our cost of sales in our smelting segment totaled US$1,799.8 million, an increase of 4.3%, or US$73.5 million, primarily due to higher zinc prices and lower TCs, negatively impacting our raw material cost and a small increase in higher sales volumes.

Adjusted EBITDA by Segment

Adjusted EBITDA by segment is the main performance measure used by the chief operating decision maker to assess segment performance and to make decisions about resource allocation. Adjusted EBITDA information for our segments is disclosed and reconciled with IFRS Accounting Standards numbers in Note 2 to our financial statements. The use of Adjusted EBITDA as a segment performance measure is not considered a non-IFRS Accounting Standards financial measure.

A breakdown of Adjusted EBITDA by segment is presented below.

	For the Year Ended December 31,
	2024	2023
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	464.1	160.6
Smelting	249.6	250.3
Other (1)	0.5	(4.9)
Adjusted EBITDA	714.1	406.0

(1) Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or, represents items that, because of their nature, are not being allocated to a specific segment.

Results of Operations

2023 compared to 2022

The following discussion and analysis of our financial position and results of operations is based on our consolidated financial statements for the year ended December 31, 2023, (revised). The following table sets forth our summarized results of operations for the periods indicated.

	For the Year Ended December 31,		Variation	% of Net Revenue from Products Sold
	2023	2022	2023/2022	2023	2022
	(in millions of US$)		(percentage)	(percentage)
Consolidated income statement information:
Net revenues	2,573.2	3,034.0	(15.2)	100.0	100.0
Cost of sales	(2,274.4)	(2,393.9)	(5.0)	(88.4)	(78.9)
Gross profit	298.9	640.1	(53.3)	11.6	21.1
Operating expenses:
Selling, general and administrative	(126.6)	(145.2)	(12.8)	(4.9)	(4.8)
Mineral exploration and project evaluation	(99.6)	(98.8)	0.8	(3.9)	(3.3)
Impairment loss of long-lived assets	(114.6)	(32.5)	252.6	(4.5)	(1.1)
Other income and expenses, net	(110.6)	(2.7)	3,996.3	(4.3)	(0.1)
Operating income (loss)	(152.6)	360.9	(142.3)	(5.9)	11.9
Share in the results of associates	23.5	1.9	1,136.8	0.9	0.1
Results from associates’ equity	23.5	1.9	1,136.8	0.9	0.1
Financial income	25.8	25.0	3.2	1.0	0.8
Financial expenses	(209.9)	(169.8)	23.6	(8.2)	(5.6)
Other financial items, net	17.0	9.9	71.3	0.7	0.3
Net financial results	(167.1)	(134.8)	24.0	(6.5)	(4.4)
(Loss) income before income tax	(296.1)	228.0	(229.9)	(11.5)	7.5
Income tax benefit (expense)	4.3	(151.0)	(102.8)	0.2	(5.0)
Net (loss) income for the year	(291.8)	77.0	(479.0)	(11.3)	2.5

Net revenues

In 2023, our net revenues totaled US$2,573.2 million, a decrease of 15.2%, or US$460.8 million compared to 2022, primarily driven by lower zinc and copper prices and reduced smelting sales volume, which was partially offset by higher mining production volumes. Zinc average LME prices, which serve as the key benchmark for our prices decreased by 23.9%, from US$3.478.3 per tonne in 2022 to US$2,646.6 per tonne in 2023. This price drop negatively impacted our net revenues by approximately US$512.5 million, based on our sales volumes of 616.2kt in 2022 and the average LME price difference of US$831.7/t between 2023 and 2022. Additionally, lower smelting sales volume contributed a further negative impact of approximately US$91.7 million to our net revenues. Copper prices also decreased by 3.6% from US$8,797.0 per tonne in 2022 to US$8,477.8 per tonne in 2023, resulting in a negative impact of US$10.6 million. However, the overall decline in net revenues was partially offset by a positive contribution of US$18.1 million from higher mining production volumes, which led to increased copper and lead sales, in addition to a higher net premium in smelting sales. For a discussion of the underlying reasons driving the change in commodity prices, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices.”

Results of Operations

The following table shows a breakdown of our net revenues by destination of our sales.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Peru	654.2	840.4
Brazil	559.8	846.6
Singapore	229.3	166.4
Switzerland	209.3	124.7
United States	169.0	174.5
Argentina	94.1	94.4
Chile	83.5	120.1
Luxembourg	78.5	95.3
China	65.9	0.0
Austria	47.9	48.7
South Africa	41.4	55.9
South Korea	40.0	32.4
Colombia	36.1	64.0
Japan	32.1	71.4
Taiwan	26.9	65.0
Turkey	26.6	55.0
Belgium	19.8	17.9
Malaysia	18.7	26.0
Germany	16.3	3.8
Netherlands	16.0	13.6
United Kingdom	14.8	3.4
Ecuador	14.6	15.4
Italy	9.5	9.6
Vietnam	5.0	8.4
Other	64.1	81.1
Net revenues	2,573.2	3,034.0

The following table presents the components of our production and sales volumes for the metals listed for the periods indicated.

	For the Year Ended December 31,
	2023	2022
Treatment Ore (in tonnes)	13,846,530	12,343,018
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	333,154	296,403
Copper contained in concentrates (in tonnes)	33,385	33,219
Lead contained in concentrates (in tonnes)	65,194	57,448
Silver contained in concentrates (in oz)	10,300,672	9,974,462
Gold contained in concentrates (in oz)	27,627	27,216
External Mining Sales—Metal Contained in Concentrate (1)
Zinc contained in concentrates (in tonnes)	18,321	179
Copper contained in concentrates (in tonnes)	33,379	33,379
Lead contained in concentrates (in tonnes)	65,596	65,596
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	322,948	332,824
Três Marias (metal available for sale in tonnes)	148,469	149,592
Juiz de Fora (2) (metal available for sale in tonnes)	82,144	84,160
Total zinc metal available for sale production (in tonnes)	553,562	566,577
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias (Zinc oxide, contained zinc in tonnes)	33,961	40,322
Smelting Sales—Product Volumes
Metallic zinc (in tonnes)	555,957	575,886
Zinc oxide (in tonnes)	33,885	40,315
Total smelting sales volumes (in tonnes)	589,843	616,200

(1)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting operations—Zinc contained in smelting products sold.”
(2)	Including 3,067 tonnes of zinc ashes and drosses in 2023, and 3,710 in 2022.

Results of Operations

Cost of sales

In 2023, our cost of sales of US$2,274.4 million, decreased by 5.0%, or US$119.6 million compared to 2022. This decrease was primarily driven by a US$54.9 million related to the positive impact of the reversal of the net realizable value provision for Aripuanã’s inventory and an approximately US$166.0 million reduction due to lower smelting sales volume and lower third-party zinc concentrate prices, which were partially offset by approximately US$102.5 million related to higher operational costs (excluding raw material).

Selling, general and administrative expenses

In 2023, our selling, general and administrative (“SG&A”) expenses of US$126.6 million decreased by 12.8%, or US$18.6 million compared to 2022, mainly as result of our organizational redesign in 2022 and lower third-party services in support areas.

Mineral exploration and project evaluation

In 2023, our mineral exploration and project evaluation expenses of US$99.6 million increased by 0.8%, or US$0.8 million compared to 2023, primarily driven by brownfield investments (mainly at El Porvenir, Cerro Lindo, Aripuanã and Vazante) as well as exploration stage projects, despite budget restrictions due to lower LME base metals prices. Our exploration drilling (including infill drilling at Aripuanã) totaled 85.2 km in 2023, compared to 116.7 km in 2022, excluding Aripuanã infill drilling, we drilled a total of 64.1 km.

Impairment loss of long-lived assets

In 2023, we conducted our impairment annual test and analyzed all indicators and recorded an impairment loss of US$114.6 million, primarily related to the Morro Agudo unit of Nexa Brazil, and Nexa Peru and their subsidiaries.

For further information about our impairment assessments, please refer to Note 31 to our consolidated financial statements.

Other income and expenses, net

In 2023, our other income and expenses, net negatively impacted our results by US$110.6 million, mainly due to recognition of expenses related to the provisions of VAT discussions totaling US$86.9 million, the recognition of US$15.7 million related to Pollarix’s energy MTM balance, and the provision for legal claims of US$13.9 million.

The following table presents our other income and expenses, net for the periods indicated. For further information, please refer to Note 9 to our consolidated financial statements.

	For the Year Ended December 31,
	2023	2022
	(in millions of US$)
Other income and expenses, net
ICMS tax incentives	32.3	56.7
Changes in fair value of offtake agreement	2.3	24.3
Pre-operating expenses related to Aripuanã	-	(45.8)
Impairment of other assets	-	(9.3)
Changes in fair value of derivative financial instruments	(1.4)	1.4
Loss on sale and write-off of property, plant and equipment	(3.7)	(0.7)
Changes in asset retirement, restoration and environmental obligations	(10.1)	(1.5)
Slow moving and obsolete inventory	(4.4)	(11.5)
Provision for legal claims	(13.9)	(7.7)
Contribution to communities	(13.1)	(17.2)
Tax voluntary disclosure	(86.9)	-
Changes in fair value of energy forward contracts	(15.7)	-
Divestment and restructuring	-	-
Others	4.0	8.7
Total other income and expenses, net	(110.6)	(2.7)

Results of Operations

Net financial results

In 2023, we recognized a net financial result of US$167.1 million, an increase of 23.9%, or US$32.2 million, compared to US$134.8 million in 2022. This was mainly due to an increase of US$16.0 million related to the financial expenses of VAT matters, an increase of US$11.8 million in financial expenses from interest on factoring operations and confirming payables, and a decrease of US$5.3 million in financial income from interest on financial investments and, cash and cash equivalents.

•	In 2023, our financial income increased by 3.1%, or US$0.8 million, to US$25.8 million compared to 2022. This was mainly due to an expenditure of US$3.4 million related to a monetary adjustment on assets, interests and the use of public assets, partially offset by the decrease of US$5.3 million in interest on financial investments and, cash and cash equivalents.
•	In 2023, our financial expenses increased by 23.6%, or US$40.1 million, to US$209.9 million, as compared to 2022. This was mainly due to the increases in VAT-related financial expenses of US$16.0 million and interest on factoring operations and confirming payables of US$11.8.
•	In 2023, our other financial items, net increased by 71.3%, or US$7.1 million, to US$17.0 million, as compared to 2022. This was mainly due to net foreign exchange gains. The 3.3% average appreciation of the Brazilian real against the U.S. dollar generated foreign exchange gains on certain U.S. dollar-denominated loans between Nexa Resources to Nexa Brazil (which uses the Brazilian real as its functional currency).
•	Excluding of foreign exchange variations, our net financial result increased by 26.6%, or US$38.9 million, to US$185.2 million in 2023 compared to US$146.3 million in 2022, as a result of the aforementioned reasons.

(Loss) income before income tax

As a result of the factors described above, we recorded a loss before income tax of US$296.1 million in 2023, as compared to an income before income tax of US$228.0 million in 2022.

Income tax benefit (expense)

In 2023, we recorded an income tax benefit of US$4.3 million, as compared to an income tax expense of US$151.0 million in 2022.

In 2023, our current income tax expense decreased by 46.3%, or US$69.8 million, to US$80.9 million, as compared to 2022, mainly due to the decrease in income before income tax for the year, driven by lower metal prices and volumes.

The difference between our nominal and effective tax rates in 2023 and 2022 was primarily due to permanent items affecting the calculation of current income tax, including tax payments related to the tax voluntary disclosure agreement with the State of Minas Gerais, impairment of goodwill in Peru, and the special mining levy and mining taxes in Peru. These were partially offset by the permanent tax exclusion of VAT tax incentives in Brazil.

In 2023, we recognized deferred tax income of US$85.2 million, mainly due to the recognition of deferred tax assets on Brazilian tax losses for the year, as well as foreign exchange rate fluctuations in Peru, which impacted the valuation of property, plant and equipment and intangible assets.

Results of Operations

Net (loss) income for the year

As a result of the foregoing, we reported a net loss of US$291.8 million in 2023 as compared to net income of US$77.0 million in 2022.

Results by segment

The following table presents our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,		Variation	Variation
	2023	2022	2023/2022	2023/2022
Consolidated Income Statement Information:	(in millions of US$)			(percentage)
Net revenues:
Mining	1,090.3	1,248.0	(157.8)	(12.6)
Smelting	1,946.7	2,467.0	(520.3)	(21.1)
Intersegments Sales	(468.3)	(683.6)	215.3	(31.5)
Adjustments (1)	4.5	2.6	2.0	76.3
Total	2,573.2	3,034.0	(460.8)	(15.2)
Cost of sales:
Mining	(1,026.2)	(904.4)	(121.8)	13.5
Smelting	(1,726.3)	(2,190.5)	464.3	(21.2)
Intersegments Sales	468.3	683.6	(215.3)	(31.5)
Adjustments (1)	9.8	17.4	(7.5)	(43.4)
Total	(2,274.4)	(2,393.9)	119.6	(5.0)
Gross profit:
Mining	64.1	343.7	(279.6)	(81.3)
Smelting	220.4	276.4	(56.0)	(20.3)
Adjustments (1)	14.4	20.0	(5.6)	(27.9)
Total	298.9	640.1	(341.2)	(53.3)

(1)	See Note 2 to our consolidated financial statements.

Mining

Net revenues

In 2023, our net revenues in the mining segment of US$1,090.3 million, decreased by 12.6%, or US$157.8 million, as compared to 2022. This was primarily due to lower LME base metal prices, partially offset by higher zinc and lead volumes.

In 2023, the only export volumes of zinc concentrates were from Aripuanã, where concentrates that are not within market specifications are shipped to third parties.

Cost of sales

In 2023, our cost of sales in our mining segment of US$1,026.2 million, increased by 13.5%, or US$121.8 million, mainly due to the ramp-up activities at Aripuanã, reflecting the costs associated with a full-year of production in 2023, as compared to a partial year of production in 2022.

Smelting

Net revenues

In 2023, our net revenues in the smelting segment of US$1,946.7 million, decreased by 21.1%, or US$520.3 million, as compared to 2022, mainly due to lower zinc prices and lower metal sales volumes, partially offset by higher metal premiums.

Results of Operations

Cost of sales

In 2023, our cost of sales in our smelting segment of US$1,726.3 million, decreased by 21.2%, or US$464.3 million, primarily due to lower sales volumes, the decrease in metal prices and higher TCs, which positively impacted the zinc concentrate purchase price.

Non-IFRS Accounting Standards measures and reconciliation

Adjusted EBITDA

In 2024, our Adjusted EBITDA amounted to US$714.1 million, up 75.9% compared to 2023, driven by our consistent operational performance, favorable metal prices supported by the strong market fundamentals, and disciplined financial management. Additionally, Adjusted EBITDA was positively impacted by higher by-products contribution, higher zinc prices, the positive impact of foreign exchange variations, and reduced mineral exploration and project evaluation expenses.

Our management uses Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations and other restoration obligations; (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period .

We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of Aripuanã. Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Commencing in July 2024, these effects have no longer been included since, at the end of June 2024, Aripuanã reached the final stage of its ramp-up phase, transitioning to an ongoing operation. Also, since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year. See “Operating and financial review and prospects—Key factors affecting our business and results of operations—Energy costs.”

Our calculation of Adjusted EBITDA may differ from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Results of Operations

A reconciliation of Adjusted EBITDA to our net (loss) income for the years indicated is presented below.

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net (loss) income for the year	(187.4)	(291.8)	77.0
Share in the results of associates	(21.2)	(23.5)	(1.9)
Depreciation and amortization	330.2	310.5	292.1
Net financial results	369.5	167.1	134.8
Income tax (benefit) expense	115.6	(4.3)	151.0
Change in fair value of offtake agreement (1)	0.1	(2.3)	(24.3)
Impairment loss of long-lived assets (2)	32.9	114.6	32.5
Impairment of other assets (3)	0.3	-	9.3
Gain (loss) on sale and write-off of property, plant and equipment (4)	16.2	3.7	0.7
Remeasurement in estimates of asset retirement obligations (5)	(5.3)	(3.1)	(6.2)
Remeasurement adjustment of streaming agreement (6)	21.1	10.1	10.6
Aripuanã ramp-up impacts (7)	25.2	15.5	87.5
Changes in fair value of energy forward contracts (8)	(0.1)	15.7	-
Tax voluntary disclosure (9)	-	86.9	-
Other restoration obligations (10)	1.0	7.0	-
Divestment and restructuring (11)	(9.0)	-	-
Dividends received in cash (12)	25.2	-	-
Adjusted EBITDA	714.1	406.0	763.2

(1) Non-cash adjustment: Derivative financial instrument related to an offtake sale contract.

(2) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss.

(3) Non-cash adjustment: Value-added-taxes impairment loss.

(4) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(5) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(6) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(7) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their nameplate capacity. From July 2024, these effects were no longer included since, at the end of June 2024 it reached the final stage of its ramp-up phase, transitioning to an ongoing operation.

(8) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix.

(9) Expenses related to the impact of accruals related to VAT matters.

(10) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(11) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(12) Dividends received from associates, as our management considers this dividend part of the analysis of our energy costs. This adjustment was not made in 2023.

Net Debt

We define Net Debt as (i) loans and financing and lease liabilities, less (ii) cash and cash equivalents, less (iii) financial investments, plus/less (iv) the fair value of derivative financial liabilities or assets, respectively. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

A reconciliation of Net Debt to loans and financing as of December 31, 2024, 2023 and 2022 is presented below.

	As of December 31,
	2024	2023	2022
	(in millions of US$)
Calculation of Net Debt:
Loans and financings	1,762.6	1,725.6	1,669.3
Derivative financial instruments	(1.5)	2.6	2.6
Lease liabilities	95.9	77.4	27.2
Cash and cash equivalents	(620.5)	(457.3)	(497.8)
Financial investments	(19.7)	(11.1)	(18.1)
Net Debt	1,216.8	1,337.2	1,183.2

Net Debt to Adjusted EBITDA

We define Net Debt to Adjusted EBITDA ratio as Net Debt divided by Adjusted EBITDA.

Results of Operations

The calculation of our Net Debt to Adjusted EBITDA ratio for the periods indicated is presented below.

	As of and For the Year Ended December 31,
	2024	2023	2022
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	1,216.8	1,337.2	1,183.2
Adjusted EBITDA	714.1	406.0	763.2
Net Debt to Adjusted EBITDA Ratio	1.70	3.29	1.55

Adjusted EBITDA Margin

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	714.1	406.0	763.2
Net revenues	2,766.5	2,573.2	3,034.0
Adjusted EBITDA Margin	25.8%	15.8%	25.2%

Cash cost, net of by-products credits and related measures

In this report, we also present measures of costs that are widely used by peer companies operating in the mining and smelting industries. These performance measures are non-IFRS Accounting Standards measures, and they do not have a standard meaning and therefore may not be comparable to similar data presented by other mining and smelting companies. They should not be considered as a substitute for costs of sales, costs of selling and administrative expenses, or as an indicator of costs. Similar measures are also calculated by Wood Mackenzie for many market participants, but Wood Mackenzie’s methodology differs from the methodology we use below.

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

Results of Operations

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

For the year ended December 31, 2024

	Vazante	Morro Agudo (1)	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	140,740	7,394	85,903	50,278	10,239	294,554		294,554
Cost of goods sold	124.9	18.4	348.9	210.9	85.7	788.8	4.6	793.4
On-site G&A	0.5	0.3	1.9	4.4	3.2	10.1		10.1
By-product credits	(14.2)	(5.6)	(382.8)	(166.8)	(76.3)	(645.7)	(32.7)	(678.4)
Treatment and refining charges	69.7	3.4	30.4	21.5	4.4	129.4		129.4
Selling expenses	0.3	0.1	1.5	1.1	0.1	3.2		3.2
Depreciation and amortization	(26.4)	(0.7)	(75.6)	(55.4)	(29.5)	(187.5)		(187.5)
Royalties	(2.3)	(0.4)	(5.5)	(2.8)	(0.9)	(11.8)		(11.8)
Workers’ participation & bonus	(2.0)	(0.4)	(8.8)	(5.0)	(1.6)	(17.8)		(17.8)
Others	1.3	0.1	3.2	1.3	0.3	6.3		6.3
Cash cost net of by-product credits (sold)	151.9	15.1	(86.8)	9.3	(14.7)	(74.8)	(28.1)	46.7
Cash cost net of by-product credits (sold) (US$/tonne)	1,079.2	2,041.0	(1,010.6)	185.4	(1,431.2)	254.1		158.6
Non-expansion capital expenditure	25.4	0	49.0	77.3	13.1	164.8	43.0	207.9
Sustaining cash cost net of by-product credits (sold)	177.3	15.1	(37.8)	86.6	(1.6)	239.7	14.9	254.6
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,260.0	2,046.3	(440.3)	1,722.2	(152.4)	813.7		864.3
Workers’ participation & bonus	2.0	0.4	8.8	5.0	1.6	17.8		17.8
Royalties	2.3	0.4	5.5	2.8	0.9	11.8		11.8
Corporate G&A							45.1	45.1
AISC net of by-product credits (sold)								329.3
AISC net of by-product credits (sold) (per tonne)								1,118.0

(1) Considers only the four months of operations from January to April 2024.

For the year ended December 31, 2023

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	145,662	23,167	78,388	57,673	8,486	313,376		313,376
Cost of goods sold	124.0	64.9	354.8	205.1	69.9	818.7	(3.2)	815.5
On-site G&A	0.5	0.5	0.7	1.5	1.0	4.2		4.2
By-product credits	(16.2)	(32.0)	(310.1)	(148.3)	(64.1)	(570.6)	24.5	(546.1)
Treatment and refining charges	114.2	14.9	41.6	34.9	5.2	210.8		210.8
Selling expenses	0.3	(0.1)	2.0	0.6	0.2	3.0		3.0
Depreciation and amortization	(27.4)	(5.0)	(86.2)	(45.7)	(17.3)	(181,6)	(0.1)	(181.7)
Royalties	(2.2)	(1.4)	(2.0)	(2.5)	(0.4)	(8.4)		(8.4)
Workers’ participation & bonus	(1.9)	(1.0)	(5.2)	(2.8)	(0.9)	(11.7)		(11.7)
Others	0.5	0.1	(6.6)	(6.5)	(1.8)	(14.3)		(14.3)
Cash cost net of by-product credits (sold)	191.7	41.0	(10.9)	36.4	(8.1)	250.0	21.3	271.3
Cash cost net of by-product credits (sold) (US$/tonne)	1,315.8	1,768.4	(138.6)	630.6	(959.7)	797.7		865.6
Non-expansion capital expenditure	29.1	3.0	43.3	68.6	16.2	160.2	59.7	219.9
Sustaining cash cost net of by-product credits (sold)	220.8	43,9	32.4	105.0	8.1	410.1	81.0	491.1
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,515.5	1,896.7	413.1	1,820.8	949.4	1,308.8		1,567.2
Workers’ participation & bonus	1.9	1.0	5.2	2.8	0.9	11.7		11.7
Royalties	2.2	1.4	2.0	2.5	0.4	8.4		8.4
Corporate G&A							45.2	45.2
AISC net of by-product credits (sold)								556.4
AISC net of by-product credits (sold) (per tonne)								1,775.4

Results of Operations

For the year ended December 31, 2022

	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	131,527	18,700	85,910	52,001	9,560	297,699		297,699
Cost of goods sold	115.9	63.7	397.4	167.9	75.4	819.4	(7.7)	811.7
On-site G&A	1.2	0.8	0.5	0.7	0.3	3.4		3.4
By-product credits	(10.3)	(22.6)	(351.2)	(123.3)	(72.2)	(579.7)	14.0	(565.7)
Treatment and refining charges	91.3	9.6	39.9	27.6	5.1	173.5		173.5
Selling expenses	0.4	1.4	1.8	0.6	0.5	4.7		4.7
Depreciation and amortization	(26.1)	(9.5)	(117.8)	(27.2)	(14.9)	(194.7)		(194.7)
Royalties	(2.1)	(1.4)	(5.6)	(3.8)	(0.9)	(13.8)		(13.8)
Workers’ participation & bonus	(1.6)	(0.9)	(13.3)	(5.2)	(0.8)	(21.8)		(21.8)
Others	(8.9)	(1.4)	0.2	0.6	(7.3)	(16.9)		(16.9)
Cash cost net of by-product credits (sold)	159.7	39.7	(48.2)	37.8	(15.0)	174.1	6.3	180.4
Cash cost net of by-product credits (sold) (US$/tonne)	1,214.2	2,125.3	(561.4)	727.7	(1,566.2)	584.7		605.9
Non-expansion capital expenditure	41.9	6.8	42.5	36.7	4.5	132.4	41.6	174.0
Sustaining cash cost net of by-product credits (sold)	201.6	46.5	(5.8)	74.6	(10.5)	306.5	47.9	354.4
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,532.9	2,488.6	(67.1)	1,433.6	(1,096.6)	1,029.4		1,190.4
Workers’ participation & bonus	1.6	0.9	13.3	5.2	0.8	21.8		21.8
Royalties	2.1	1.4	5.6	3.8	0.9	13.8		13.8
Corporate G&A							52.1	52.1
AISC net of by-product credits (sold)								442.0
AISC net of by-product credits (sold) (per tonne)								1,484.7

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

Results of Operations

Our cash cost and AISC net of by-products credits are measured with respect to contained zinc sold, not considering resale operations of zinc from third parties. For our smelting operations, we present below cash cost, net of by-products credits, sustaining cash cost, net of by-products credits and all in sustaining cost and a reconciliation to our consolidated financial statements.

For the year ended December 31, 2024

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	180,205	82,592	326,469	589,315		589,315
Cost of goods sold	522.7	266.3	1,021.1	1,810.1	(4.0)	1,806.1
Cost of services rendered	(13.5)	(5.3)	(43.7)	(62.5)		(62.5)
On-site G&A	2.1	1.2	5.8	9.1		9.1
Depreciation and amortization	(26.5)	(14.2)	(50.0)	(90.7)		(90.7)
By-product credits	(16.0)	(26.8)	(147.2)	(190.0)	4.0	(186.1)
Workers’ participation & Bonus	(8.3)	(1.8)	(6.8)	(16.9)		(16.9)
Others	5.3	3.7	25.9	35.0		35.0
Cash cost, net of by-product credits (sold)	465.9	223.1	805.0	1,494.0		1,494.0
Cash cost, net of by-product credits (sold) (per tonne)	2,584.6	2,701.1	2,465.8	2,535.1		2,535.1
Non-expansion capital expenditure	17.6	12.4	45.7	75.7	(2.9)	72.9
Sustaining cash cost, net of by-product credits (sold)	483.5	235.5	850.7	1,569.7	(2.9)	1,566.8
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,682.2	2,851.3	2,605.9	2,663.6		2,658.7
Workers’ participation	8.3	1.8	6.8	16.9		16.9
Corporate G&A					30.7	30.7
AISC net of by-product credits (sold)						1,614.4
AISC net of by-product credits (sold) (per tonne)						2,739.5

For the year ended December 31, 2023

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	174,790	81,939	325,927	582,656		582,656
Cost of goods sold	501.9	268.5	960.3	1,730.7	(5.3)	1,725.5
Cost of services rendered	(22.4)	(9.5)	(43.5)	(75.4)		(75.4)
On-site G&A	1.4	0.7	5.5	7.5		7.5
Depreciation and amortization	(23.0)	(14.0)	(43.1)	(80.1)		(80.1)
By-product credits	(14.2)	(26.9)	(135.6)	(176.7)	5.3	(171.4)
Workers’ participation & Bonus	(1.5)	(1.6)	(10.8)	(13.9)		(13.9)
Others	0.8	0.1	10.9	11.8		11.8
Cash cost, net of by-product credits (sold)	443.0	217.3	743.7	1,404.0	0.0	1,404.0
Cash cost, net of by-product credits (sold) (per tonne)	2,534.6	2,651.7	2,281.7	2,409.6		2,409.6
Non-expansion capital expenditure	22.2	14.4	34.5	71.1	13.9	85.0
Sustaining cash cost, net of by-product credits (sold)	465.2	231.7	778.1	1,475.1	13.9	1,489.0
Sustaining cash cost net of by-product credits (sold) (per tonne)	2,661.6	2,828.0	2,387.5	2,531.6		2,555.5
Workers’ participation	1.5	1.6	10.8	13.9		13.9
Corporate G&A					27.1	27.1
AISC net of by-product credits (sold)						1,530.0
AISC net of by-product credits (sold) (per tonne)						2,625.9

Results of Operations

For the year ended December 31, 2022

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	180,029	83,084	334,076	597,189		597,189
Cost of goods sold	621.3	325.2	1,219.4	2,165.9	(6.1)	2,159.7
Cost of services rendered	(19.5)	(9.9)	(57.0)	(86.4)		(86.4)
On-site G&A	2.0	1.1	6.1	9.2		9.2
Depreciation and amortization	(19.1)	(13.1)	(47.2)	(79.5)		(79.5)
By-product credits	(9.5)	(36.8)	(180.4)	(226.7)	6.1	(220.5)
Workers’ participation & Bonus	(1.6)	(1.3)	(13.7)	(16.6)		(16.6)
Others	(13.5)	(6.0)	14.7	(4.8)		(4.8)
Cash cost, net of by-product credits (sold)	560.0	259.0	941.9	1,761.0		1.761.0
Cash cost, net of by-product credits (sold) (per tonne)	3,110.9	3,117.6	2,819.5	2,948.8		2,948.8
Non-expansion capital expenditure	42.1	22.4	45.3	109.9	(18.9)	90.9
Sustaining cash cost, net of by-product credits (sold)	602.2	281.4	987.2	1,870.9	(18.9)	1,851.9
Sustaining cash cost net of by-product credits (sold) (per tonne)	3,344.9	3,387.4	2,955.1	3,132.8		3,101.1
Workers’ participation	1.6	1.3	13.7	16.6		16.6
Corporate G&A	0.0	0.0	0.0	0.0	31.0	31.0
AISC net of by-product credits (sold)						1,889.6
AISC net of by-product credits (sold) (per tonne)						3,180.9

Liquidity and Capital Resources

Liquidity and capital resources

Overview

In the ordinary course of business, our principal funding requirements are for working capital, capital expenditures relating to maintenance and expansion investments, servicing our indebtedness and distributions to our shareholders. We typically meet these requirements through operational cash flows, short, mid or long-term borrowings from private banks, the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”), international export credit agencies, and the issuance of debt securities in the international and local capital markets.

In April 2024, we successfully extended our debt maturity profile through the issuance of new debentures and bonds. The debenture issuance by Nexa Brazil, an ESG-linked instrument with a 6-year term, amounted to R$650 million (approximately US$130 million). This issuance signified our entry into the Brazilian debenture market and underscored our commitment to ESG principles. The new bond offering consisted of US$600 million 6.750% senior unsecured notes due in April 2034. The net proceeds of this offering were directed towards funding a cash tender offer for part of our existing notes due in 2027 and in 2028. These strategic moves allowed us to optimize our financial structure, diversify our funding sources, enhance our liquidity position and extend our debt maturity profile, with a current average debt maturity of approximately 6 years. We continue to review our capital structure and debt maturities, and we may undertake further initiatives in connection thereto.

Our financing strategy is to fund our necessary capital expenditures at competitive cost and to preserve our liquidity while meeting our debt payment obligations. We believe that our cash and cash equivalents on hand, cash from operations and available borrowings will be adequate to meet our capital expenditure requirements and liquidity needs for our current obligations. We may require additional capital to meet our longer-term liquidity and future growth requirements. Although we believe that our sources of liquidity are adequate, weaker economic conditions in Brazil, Peru or globally could materially and adversely affect our business and liquidity.

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements and investment activities, as well as a need to service our indebtedness. In 2024, we generated net cash provided by operating activities of US$349.7 million, a 36.5% increase as compared to US$256.2 million in 2023, which was largely due to an increase in income before income tax.

Uses of funds

In the ordinary course of business, our principal funding requirements are related to capital expenditures and debt service. In 2024, we also used funds to invest towards sustaining our current operations, for our working capital needs, taxes, interest to service debt and debt payment.

Capital expenditures

Our capital expenditures in 2024 amounted to US$276.8 million, lower than our annual guidance due to the decrease in sustaining investments as a result of positive foreign exchange impacts, and continued efforts and initiatives to optimize capital allocation.

Non-expansion projects, which includes sustaining and HS&E, among others, accounted for 99.2% of the total capital expenditures (or US$274.5 million) in 2024, including the amounts under “Reconciliation to Financial Statements” which are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits.

For 2025, we have budgeted US$347.0 million to invest in our operations and projects that are currently underway.

Liquidity and Capital Resources

Expenses related to mineral exploration and project evaluation

In 2024, mineral exploration expenses were US$48.9 million, mainly driven by brownfield and greenfield projects for drilling activities and geological analysis. We continue with efforts to replenish and increase available mineral resources as part of our long-term strategy, advancing mineral exploration activities, focusing mainly on identifying new ore bodies through drilling campaigns and preserving our investments in greenfield projects and business development analysis. In 2025, we estimate to spend US$70.0 million on expenses relating primarily to advance our exploration projects in brownfield and greenfield drilling programs, to expand the mineral resources and mineral reserves inventory, and on the development of our copper portfolio in exploration stage.

In 2024, project evaluation expenses amounted to US$15.4 million, including approximately US$8.4 million directed towards brownfield projects in FEL1 and FEL2 stages. In 2025, we estimate to spend US$18.0 million on an IT system simplification project, a project to extend the life of the tailings dam at the El Porvenir mine, in addition to several other projects, including corporate IT initiatives, potential growth projects, and other projects across our business units.

Distributions

In December 2024, our Board of Directors approved a new dividend policy, effective as of January 1, 2025. Under this policy, we aim to distribute annual dividends, subject to our governance framework and the availability of distributable amounts as per Luxembourg law. The annual dividend amount will be determined based on several factors, including: (i) cash balance; (ii) free cash flow and earnings generated during the year; (iii) leverage, measured by the Net Debt to Adjusted EBITDA ratio; (iv) capital investment programs and other capital allocation decisions; (v) expected future cash flows from operations; (vi) market volatility; and (vii) strategic planning considerations. In line with these factors, Nexa targets an annual dividend of up to 20% of free cash flow pre-events, with a minimum payment of US$0.08 per common share.

For the year ended December 31, 2024, the Board of Directors proposed a share premium reimbursement equivalent to 20% of the free cash flow pre-events, amounting to approximately US$13.4 million or US$0.1011 per share. This proposal remains subject to approval by the annual general shareholder meeting, which is expected to take place on May 8, 2025. If approved, the share premium reimbursement is expected to occur on or around June 24, 2025, for shareholders of record as of June 10, 2025.

Debt

As of December 31, 2024, our total outstanding consolidated indebtedness (current and non-current loans and financings, including accrued interest as of December 31, 2024) is US$1,762.6 million, consisting of US$50.9 million of short-term indebtedness, including the current portion of long-term indebtedness (or 2.9% of the total indebtedness), and US$1,711.7 million of long-term indebtedness (or 97.1% of the total indebtedness). Our outstanding consolidated indebtedness increased by 2.1% compared to December 31, 2023.

Our U.S. dollar denominated indebtedness as of December 31, 2024 was US$1,465.4 million (or 83.1% of our total indebtedness), our Brazilian real denominated indebtedness was US$297.2 million (or 16.9% of our total indebtedness).

As of December 31, 2024, US$531.5 million, or 30.2% of our total consolidated indebtedness, bears interest at floating rates, including US$297.2 million of real-denominated indebtedness that bear interest at rates based on the CDI rate, SELIC rate or Taxa de Juros de Longo Prazo (“TJLP”) and Taxa de Longo Prazo (“TLP”) rates (the long-term interest rates set by the Brazilian National Monetary Council and the basic costs of financing of the BNDES), and US$234.3 million of foreign currency-denominated indebtedness that bear interest at rates based on SOFR.

Only 2.9% (US$50.9 million) of the total debt matures in 2025, 46.2% (US$814.3 million) matures between 2026 and 2028, 12.7% (US$224.5 million) matures between 2029 and 2030, while 38.2% (US$672.9 million) of total debt matures in and after 2031.

Liquidity and Capital Resources

We continuously assess short- and mid-term debt to finance operational activities, ensuring business continuity, efficient working capital management and a stable maturity profile of our debt. Actions related to our capital structure, including, but not limited to, improving the profile of outstanding debt, extending maturity and assessing financing alternatives are constantly under evaluation.

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2024.

		As of December 31, 2024
Indebtedness	Average Annual Interest Rate	Current Portion (1)	Long-term Portion	Total
		(in millions of US$)
Eurobonds – USD	Pre-USD + 6.42%	20.4	1,210.7	1,231.1
BNDES	TJLP + 2.82% SELIC + 3.10% TLP – IPCA + 5.85%	23.1	154.3	177.4
Export Credit Notes	SOFR + 2.4% SOFR + 2.5%	2.4	181.7	184.1
Debentures	CDI + 1.50%	3.0	104.3	107.3
Other	SOFR + 2.20%	2.0	60.7	62.7
Total		50.9	1,711.7	1,762.6

(1) Includes principal and interest.

As of December 31, 2024, US$177.4 million remains outstanding under our loan agreements with BNDES regarding to Nexa Brazil’s facility agreements which are guaranteed only by Nexa Resources.

As of December 31, 2024, some of our debt instruments contain other covenants that restrict, among other things, our ability and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all its assets. These instruments also contained covenants requiring that we comply with certain financial ratios, including:

•	a debt service coverage ratio equal to or higher than 1.0;
•	a net debt to EBITDA ratio equal to or lower than 4.0; and
•	an equity to total assets ratio equal to or higher than 0.3.

As of December 31, 2024, we did not comply with one of the financial covenants included in the BNDES loan agreements, the capitalization ratio, which is measured as equity to total assets ratio, and must be equal to or higher than 0.3. This non-compliance was primarily due to losses accumulated in the last three years, impairment losses, one-off events, and negative impacts resulting from the extended ramp-up phase of Aripuanã. As per the loan agreements, we have the right to cure the breach by presenting a guarantee, prior to December 31, 2024, we obtained a bank guarantee in accordance with the loan agreements which guaranteed us the right to classify the debt as long-term. Subsequently, in February 2025, we obtained a waiver from BNDES for the period from December 31, 2024 to December 31, 2025.

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$50.9 million, including principal and interest, as of December 31, 2024.

We have a US$320 million sustainability-linked revolving credit facility, to support our liquidity profile, and the applicable margin may vary subject to compliance with carbon reduction key performance indicators, reflecting our commitment to reducing our carbon footprint. Such efforts are consistent with our ESG ambitions, targeting net-zero greenhouse gas emissions by 2050, in alignment with the Paris Agreement. The new facility is guaranteed by Nexa Brazil and Nexa CJM and will mature on October 20, 2028, and amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR per annum. As of December 31, 2024, no amounts were drawn under this facility.

Liquidity and Capital Resources

In March 2024, we entered into a 4131 Note agreement with a total principal amount of R$150 million (approximately €30 million), bearing an annual gross interest rate of 5.6%, and maturing in June 2024. Additionally, we established a Global Derivatives Contract to hedge the currency fluctuation of the Euro, with a cost of CDI plus 0.90%. This debt was settled in cash on June 3, 2024.

Also in March 2024, we extended one of our remaining Export Credit Notes, originally maturing in October 2024, by five years. The extended note bears a cost of TERM SOFR plus 2.4% and has a total initial facility amount of US$90.0 million.

We believe that, based on current market conditions and our liquidity position, we will continue to secure sufficient credit to finance our working capital needs. See “Risk factors—Financial risk— Our business requires substantial capital expenditures and is subject to financing risks.”

Long-term indebtedness

The following discussion briefly describes our principal financing agreements as of the date of this annual report. For additional information, see Note 24 to our consolidated financial statements.

•	Debentures. In April 2024, our wholly-owned subsidiary Nexa Brazil issued 650,000 non-convertible ESG-linked debentures, each with a par value of R$1,000.00, totaling R$650 million (approximately US$130 million). The debentures mature on March 28, 2030, are unsecured, bullet, and bear interest at 100% of CDI interest rate plus 1.50% per annum. The debentures were characterized as debentures linked to ESG targets, aligning with the same ESG framework of our US$320 million sustainability-linked revolving credit facility mentioned above. As of December 31, 2024, our outstanding principal amount under this Debenture was US$107.3 million.
•	4131 Note. In December 2023, we issued a 4131 Note in the total principal amount of US$50 million with maturity date of five years and costs of 2.20% plus TERM SOFR. As of December 31, 2024, our outstanding principal amount under this 4131 Note was US$50.2 million.
•	Export Credit Notes. In March 2024, we extended by five years one of our remaining Export Credit Notes which was maturing on October 2024 with a cost of TERM SOFR plus 2.4%, in the total initial facility amount of US$90.0 million. As of December 31, 2024, our outstanding principal amount under these Export Credit Notes was US$92.3 million.
•	Export Credit Notes. In March 2022, we issued Export Credit Notes in the total principal amount of US$90 million with a maturity date of five years and costs of 2.5% plus TERM SOFR. As of December 31, 2024, our outstanding principal amount under our Export Credit Notes was US$91.8 million.
•	Nexa Resources Bonds due 2027. In May 2017, we issued an aggregate principal amount of US$700.0 million in bonds maturing in 2027 and bearing interest at 5.375% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. In April 2024, we repurchased approximately 69.2% of the outstanding principal amount of the 2027 Notes. As of December 31, 2024, the outstanding amount under these bonds was US$217.0 million.
•	Nexa Resources Bonds due 2028. In June 2020, we issued an aggregate principal amount of US$500.0 million in bonds maturing in 2028 and bearing interest at 6.500% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru and Nexa CJM. In April 2024 we repurchased approximately 19.9% of the outstanding principal amount of the 2028 Notes. As of December 31, 2024, the outstanding amount under these bonds was US$410.0 million.
•	Nexa Resources Bonds due 2034. On April 9, 2024, we issued an aggregate principal amount of US$600.0 million in senior unsecured notes maturing in 2034 and bearing interest at 6.750% per year. The bonds are guaranteed by Nexa Brazil and Nexa CJM. The net proceeds of this offering were used to fund cash tender offers for Nexa’s existing bonds due 2027 and 2028, which were validly tendered and accepted for purchase pursuant to the tender offers. As of December 31, 2024, the outstanding amount under these notes was US$604.2 million.

Liquidity and Capital Resources

•	BNDES - ESG linked credit line. In June 2024, Nexa Brazil drew upon an ESG linked credit line from BNDES amounting to R$200.0 million, with a term of approximately 8 years, maturing in March 2032. The credit line carries interest rate of IPCA plus 5.4% p.a. and a spread of 1.84%. Following a 2-year grace period, amortization of the loan will occur in 72 consecutive installments. After the 2-year grace period, the spread rate of 1.84% may be reduced to 1.44% if ESG goals are met, otherwise, the rate is will increase to 2.84%. As of December 31, 2024, our outstanding principal amount under this loan agreement was US$31.7 million.
•	BNDES - Aripuanã Loan. We have obtained a multi-tranche Credit Facility Agreement from BNDES for our Aripuanã Project with a cost of TLP plus 3.39%, maturing in 2040. As of December 31, 2024, our outstanding principal amount under this loan agreement was US$108.0 million.
•	BNDES – Revolving credit agreement I and II. We have obtained a multi-tranches Credit Facility Agreement from BNDES for our several projects (mainly Vazante Mine Deepening) with a cost of TLP plus 5.13%, SELIC plus 3.10%, TJLP plus 2.82% and TLP - IPCA plus 5.26%, with the final tranche maturing in 2028. As of December 31, 2024, our outstanding principal amount under these loan agreements was US$37.7 million.
•	FINEP. In December 2014, Nexa Brazil obtained a loan from the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or “FINEP”), to finance the research and development of various projects. As of December 31, 2024, our outstanding principal amount under this loan agreement was US$12.5 million.

The following table sets forth selected information with respect to Nexa Brazil’s principal long-term financings with BNDES and our outstanding amount under these financings as of December 31, 2024.

Indebtedness	Borrower	Guarantor	Interest Rate	Payments Commencing on	Maturity Date	Principal Amount Outstanding As of December 31, 2024
						(in millions of US$)
R$200.0 million ESG-linked credit line	Nexa Brazil	Nexa Resources	IPCA plus 7.35%	April 15, 2026	March 15, 2032	31.7
Total						31.7
R$1,000.0 million BNDES Revolving Credit Agreement I	Nexa Brazil	Nexa Resources	TLP plus 5.13% per annum	January 15, 2019	December 15, 2028	6.3
Total						6.3
R$1,200.0 million BNDES Revolving Credit Agreement II(1)	Nexa Brazil	Nexa Resources	SELIC plus 3.10% per annum	October 15, 2021	September 15, 2026	13.0
	Nexa Brazil	Nexa Resources	TJLP plus 2.82% per annum	September 15, 2017	September 15, 2026	6.3
	Nexa Brazil	Nexa Resources	TLP – IPCA plus 5.26% per annum	January 15, 2019	December 15, 2028	12.1
Total						31.4
Credit Facility Agreement	Nexa Brazil	Nexa Resources	TLP plus 5.52% per annum	March 15, 2023	August 15, 2040	108.0
Total						108.0
Total BNDES Long-Term Indebtedness						177.4

(1) Consists of three tranches.

Liquidity and Capital Resources

Cash flows

The table below presents our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2024 and 2023.

	For the Year Ended December 31,
	2024	2023
	(in millions of US$)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	349.7	256.2
Investing activities	(237.6)	(270.4)
Financing activities	61.9	(34.6)
Foreign exchange effects on cash and cash equivalents	(10.8)	8.2
Increase (decrease) in cash and cash equivalents	163.3	(40.6)
Cash and cash equivalents at the beginning of the year	457.3	497.8
Cash and cash equivalents at the end of the year	620.5	457.3

In 2024, our net cash flow provided by operating activities was US$349.7 million, primarily due to positive operating cash flows from our operations in addition to lower income tax payments, and interest and foreign exchange effects.

In 2024, our net cash flow used in investing activities was US$237.6 million to maintain the sustainability of our business and invest in our growth, mainly related to sustaining investments related to mine development and the acquisition, replacement, and repairs of equipment in our operations.

In 2024, our net cash flow provided by financing activities was US$61.9 million as a result of our new bond offering, a debenture issuance, and the BNDES ESG credit line, which all form part of our liability management strategy for 2024.

As a result, at December 31, 2024, our cash and cash equivalents were US$620.5 million, US$163.3 million higher compared to our cash and cash equivalents at December 31, 2023.

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

The risk assessment cycle is performed annually focusing on our strategy, operational aspects and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the executive team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management, as described below. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy as described below. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversight the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Financial risk

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

Our current financial risk management policy includes:

•	Foreign Exchange Exposure Management. Foreign exchange exposure is our exposure to fluctuations in the currencies that make up our commercial, operational and financial relations (the real and sol), and that may impact our U.S. dollar cash flow. All actions in the financial risk management process are intended to hedge our cash flow in U.S. dollars, to maintain our ability to pay our financial obligations and to comply with liquidity and indebtedness levels defined by our management team. Our foreign exchange hedge mechanisms are based on the foreign exchange exposure that is projected at least for 12 months after a reference date.
•	Interest Rate Exposure Management. Exposure to the interest rate is our exposure to fluctuations in each of the indices of interest rates (mainly CDI, SOFR and TJLP) from loans and financing transactions and financial investment that may impact our cash flow. Interest rate fluctuations would also result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the execution of the debt agreements.

Risk Management

•	Commodity Exposure Management. Exposure to commodity prices is our exposure to income and operating costs fluctuations due to changes in the reference prices for commodities (e.g., zinc, copper, silver) based on demand, production capacity, producers’ inventory levels and commercial strategies and the availability of substitutes in the global market. We calculate our exposure at least for 12 months after a reference date, considering any derivative financial instrument that has a certain commodity as the underlying asset.
•	Counterparties’ and Issuers’ Risk Management. This policy establishes exposure limits for financial and non-financial institutions that are counterparties of financial transactions and/or issuers of debt securities. The purpose of our counterparties’ and issuers’ risk management is to mitigate the occurrence of negative impacts on our cash flows from the non-fulfillment of financial obligations by these issuers and counterparties. In the case of financial investments (cash allocation), we measure exposure to credit risk of issuers by the sum of gross balances of financial investments. In the case of derivative transactions, the credit risk exposure of a certain counterparty and transaction is measured by the pre-settlement risk using statistical models. Exposure limits are determined based on ratings assigned by rating agencies and the equity of the relevant financial institution.
•	Liquidity and Financial Indebtedness Management. This policy establishes guidelines for managing our liquidity and financial indebtedness. The main instrument for measuring and monitoring liquidity is a cash flow projection, considering a minimum projection period of 12 months from the reference date. Liquidity and debt management considers as an objective the comparable metrics provided by global credit rating agencies for investment grade entities. With respect to indebtedness, metrics considered compatible with the relevant objective are considered.

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

Assuming an exchange rate appreciation or devaluation of 10% of the U.S. dollar against the real as of December 31, 2024, we estimate that our Adjusted EBITDA for the year would have increased or decreased by US$60 million for 2024. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, changes in exchange rates may also affect the volume of sales as other market participants become more or less competitive. This sensitivity analysis does not factor in a potential change in sales levels or actions that management could take to manage the potential impact. Accordingly, the actual effect of exchange rate fluctuations will vary from period to period. However, assuming all other factors are held constant, we would expect future fluctuations like those analyzed above to have a similar potential impact on our results for future periods. See “Forward-looking statements.”

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2024, an increase/(decrease) in SOFR of 25% would impact our net income (loss) before income tax for the year and cash flows by US$2.5/(2.5) million. We calculate our exposure to fluctuations in interest rates at least 12 months after a reference date, considering any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted for our Finance Committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Risk Management

Metal price sensitivity

We are subject to financial risks arising from the volatility of prices of zinc, copper, lead and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2024 Adjusted EBITDA (as previously defined) attributable to us resulting from metal price changes.

	Zinc	Copper	Silver
Change in metal price (in percentage)	10.0	10.0	10.0
Change in Adjusted EBITDA (in millions of US$)	41.7	29.8	26

Derivative instruments

To hedge against financial risk, we enter derivative transactions under our Financial Risk Management Policy. Those transactions are carried out in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian Contrato Geral de Derivativos (“CGD”) Agreements.

None of the derivative transactions we are partying to as of December 31, 2024, has corporate guarantees or requires margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2024, were entered into for speculative or arbitrage purposes.

We have the following recurring hedge programs in place:

•	Fixed price commercial transactions (customer hedge): Hedging transactions that convert sales at fixed prices to floating prices in commercial transactions with customers interested in purchasing products at fixed prices. The purpose of this strategy is to maintain the revenue flow of the business unit with prices linked to the LME prices. These operations usually relate to purchases of zinc for future settlement on the over-the-counter market.
•	Hedges for mismatches of “quotation periods” (book hedge): Hedges that set prices for the different “quotation periods” between the purchases of certain inputs (metal concentrate) and the sale of products (mostly metals) arising from the processing of these inputs, or different “quotation periods” between the purchase and the sale of the same product. These operations usually relate to purchases and sales of zinc and silver for future trading on the over-the-counter market.

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

Risk Management

Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying, registering, addressing and managing material risks associated with cybersecurity that may impact our business, including risks related to disruption of business operations, financial reporting systems or our financial statements, as well as fraud, regulatory, reputational and business continuity risks.

Nexa prioritizes the identification and management of cyber risks, focusing on adopting controls, technologies and processes that support cybersecurity, developing IT systems and infrastructure, emphasizing the confidentiality and privacy of data and information and complying with legal and regulatory requirements. Nexa’s cybersecurity risk management process includes the following:

•	Adapting our cybersecurity risk management practices to ISO 27005 and the best practices outlined in the National Institute of Standards and Technology (“NIST”) Framework. We adopted NIST’s framework based on five pillars: Identification, Protection, Detection, Response and Recovery, and in collaboration with external partners, we assess our adherence to the NIST framework through an analysis of our cybersecurity processes and technologies. In 2024, we incorporated the “Bowtie methodology” into our risk management approach and cybersecurity controls, with a focus on prevention and mitigation, thereby enabling the visualization of risk materialization scenarios, associated root causes, preventive controls, and mitigating controls, along with respective consequences.
•	Utilizing material components within our cybersecurity framework, such as firewalls, endpoint detect and response mechanisms, phishing tests and annual penetration and intrusion tests to identify threats and vulnerabilities that could be exploited by cybersecurity attacks and reviewing relevant tactics, techniques, and procedures to prepare for a cyber-attack;
•	Involving a dedicated team of professionals who monitor and act on cybersecurity events and risks including the Information Technology and Automation Technology areas. This team is responsible for creating, implementing, overseeing, and managing controls provided for specific cybersecurity policies and procedures, in addition to presenting priorities and strategies for information and cyber security. This team is overseen by a Chief Information Security Officer (“CISO”) who reports to the Cybersecurity committee (“COSEG”);
•	Providing requisite training and ensuring employees comply with cybersecurity programs and policies;
•	Utilizing a comprehensive Cybersecurity Materiality Matrix to identify material cybersecurity incidents;
•	Maintaining a comprehensive incident response plan in the event of a cyber-attack that consists of defined policies, processes, and protocols for identifying a cybersecurity attack, analyzing the materiality of a cyber incident, responding to and recovering the technological environment, communicating the incidents to internal parties, and if necessary or required under various regulatory regimes, external parties, and completing a closing analysis to identify possible improvements of processes and controls;
•	Utilizing a cyber incident module in the Information Technology Service System to register incidents and conduct materiality analyses.

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

Risk Management

Management

The cybersecurity risk management processes described above are managed by the Management committee through COSEG. COSEG is the executive committee responsible for overseeing the Company’s cybersecurity strategies and policies, including but not limited to, assessing and managing Nexa’s material risks from cybersecurity threats. COSEG is composed of senior managers and executives of the Company, including the CIO and CISO. On a regular basis, the results of operational cybersecurity indicators are presented to COSEG by the CISO. Our cybersecurity management is established based on cybersecurity policies and processes, a dedicated cybersecurity budget, technological solutions, human resources, suppliers, and a departmental structure for cybersecurity. COSEG regularly reviews, tests, and updates cybersecurity processes and holds discussions on materiality determinations, ransomware attacks and cybersecurity breaches. Additionally, the Management committee monitors technological, industry, and public policy developments concerning cybersecurity risks, keeping abreast of evolving cybersecurity best practices. The Management committee considers whether engagement with external experts or law enforcement is necessary and conducts investigations to gain a comprehensive understanding of cyber breaches.

As of the date of this filing, Nexa has not identified any incidents that would be deemed material within the context of the SEC's requirements.

Major Shareholders

III.	Share ownership and trading

Major shareholders

As of March 27, 2025, Nexa Resources has 132,438,611 common shares outstanding, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

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

VSA

As of March 27, 2025, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by a number of individuals, some of whom are related to our Board member Luís Ermíro de Moraes, through controlled companies.

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

Related Party Transaction Balances	As of December 31, 2024
Related Party Assets	(in millions of US$)
Current assets
Cash and cash equivalents
Scotiabank Peru S.A.A.	42.4
Total	42.4
Trade Accounts Receivables
Companhia Brasileira de Alumínio	0.3
Auren Comercializadora de Energía Ltda.	-
Votorantim Cimentos S.A.	0.6
Other	-
Total	0.9
Trade payables and leases
Votorantim S.A.	0.1
Andrade Gutierrez Engenharia Group	-
Companhia Brasileira de Alumínio	0.1
Votorantim Cimentos S.A.	0.4
Auren Comercializadora de Energía Ltda.	0.9
Campos Novos Energia S.A.	7.1
Votorantim International CSC S.A.C	-
Scotiabank Peru S.A.A.	5.4
Other	-
Total	14.0
Dividends payable
Other	3.7
Total	3.7
Related Party liabilities
Votorantim International CSC S.A.C	0.5
Votorantim S.A	3.6
Other	0.1
Total	4.2

Related Party Transactions

We summarize below some of our principal related party transactions.

For the Year Ended December 31,
Related Party Transactions	2024
Sales	(in millions of US$)
Companhia Brasileira de Alumínio	0.6
Auren Comercializadora de Energía Ltda.	1.1
Total	1.7
Purchases
Votorantim S.A.	8.9
Andrade Gutierrez Engenharia Group	19.8
Companhia Brasileira de Alumínio	-
Auren Comercializadora de Energía Ltda.	6.3
Campos Novos Energia S.A.	51.9
Votorantim Cimentos S.A.	-
Votorantim International CSC S.A.C	-
Scotiabank Peru S.A.A.	0.3
Other	1.1
Total	88.5

Andrade Gutierrez Engenharia Group

As part of the execution of the Aripuanã project, in June 2019 we entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of our director’s close family members may have significant influence at its holding level. Additionally, in June 2020, Nexa entered into one additional agreement with Consórcio Construtor Nova Aripuanã, a consortium of the Andrade Gutierrez group of companies, in connection with construction and operational services for the Aripuanã project. However, that director left Nexa in June 2024, and therefore, Andrade Gutierrez Engenharia S.A. ceased to be a related party.

Scotiabank Peru S.A.A.

We have cash and cash equivalents and incur in interest expenses on lease contracts with Scotiabank Peru S.A.A., a company in which one of our directors holds the position of Chairman of the Board of Directors and therefore may have significant influence.

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

Related Party Transactions

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

Distributions

Distributions

Distributions to our shareholders are subject to the requirements of Luxembourg law and the approval of our Board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as legal requirements and other factors we may deem relevant at the time. As of December 31, 2024, there were no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, based on our current dividend policy we target an annual dividend of up to 20% of our free cash flow pre-events (defined as free cash flow before considering any significant, non-recurring, or extraordinary events such as debt amortization, new funding, dividend payments, and other extraordinary payments), with a minimum payment of US$0.08 per common share.

Each common share entitles the holder to participate equally in distributions, unless the right to distributions has been suspended in accordance with our articles of association or applicable law.

Distributions in our common shares may be made in the form of either dividends or reimbursements of share premium. Under Luxembourg law, dividends are determined by a simple majority vote at a general shareholders’ meeting based on the recommendation of our Board of directors. Furthermore, pursuant to our articles of association, the Board of directors has the power to declare interim dividends in the event of unexpected profits or non-recurring revenue increases (subject to certain requirements, including preparation of interim accounts), and/or proceed with reimbursements of share premium in accordance with the 1915 Law.

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

Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. As of December 31, 2024, the legal reserve is US$13,332,051.30.

The table below outlines the distributions paid or expected to be paid to our shareholders. In 2022, distributions were made in the form of both a cash dividend and share premium. In 2023, distributions were made solely in the form of share premium.

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of US$)
Distributions to shareholders	13.4	25.0	50.0

For the year ended December 31, 2024, the Board of Directors has proposed a share premium reimbursement equivalent to 20% of the free cash flow pre-events, amounting to approximately US$13.4 million or US$0.1011 per share. This proposal remains subject to approval at the Annual General Shareholder Meeting, which is expected to take place on May 8, 2025. If approved, the share premium reimbursement is expected to occur on or around June 24, 2025, for shareholders of record as of June 10, 2025.

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

Trading Markets

Trading markets

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the NYSE, under the ticker symbol NEXA. On March 27, 2025, there were 132,438,611 common shares issued and outstanding.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of equity securities by the issuer and affiliated purchasers

Nexa did not repurchase any shares during 2024. As of December 31, 2024, there were no authorized share buyback programs.

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

Code of conduct

We work with all of our employees, as well as third parties who we work with, to ensure they behave in a manner consistent with our values, Code of Conduct and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, anti-bribery and corruption. The Code of Conduct reflects our commitment to the principles of anti-corruption, anti-money laundering, anti-terrorist financing, integrity, ethics, human rights, social and environmental responsibilities and antitrust policies based on laws in effect in the countries where we operate. Our directors and executives have certified that they have read and that they will comply with our Code of Conduct. Furthermore, our Board of directors periodically monitors compliance related topics. A Conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures. The last update on our Code of Conduct occurred in 2021, since then we continued with its dissemination to current and new employees at a global level. In 2025, we expect to review our Code of Conduct and consequently issue a new version. In 2022, we also launched our Code of Conduct for Suppliers and started to disseminate it to any suppliers considered to be strategic vendors. In 2023, we launched our Code of Conduct for Customers and started disseminating it as well. In 2024, we continued to disseminate our Code of Conduct for Suppliers and Code of Conduct for Customers.

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

As a controlled company and foreign private issuer, we are not required to comply with the nominating/corporate governance committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent director and three non-independent directors, which has adopted a committee charter.

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

As a controlled company and foreign private issuer, we are not required to comply with the compensation committee requirements. However, we do have a compensation, nominating and governance committee composed of one independent directors and three non-independent directors, which has adopted a committee charter.

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

We have an audit committee composed of three members, all of whom qualify as independent under Rule 10A-3 and applicable NYSE standards. Each member of the Audit Committee also satisfies the financial literacy requirement under applicable standards. The Audit Committee has adopted a committee charter which was duly approved by our Board of directors.

As set forth in the committee’s charter, the committee shall assist the Board of directors in fulfilling its oversight responsibilities with respect to, among others:

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

•         the qualifications, performance and independence of our independent auditors and performance of the internal audit function; and

•         our internal controls and processes to ensure ESG and cybersecurity disclosures and policies are accurate, transparent and in compliance with applicable laws, regulations or rules.

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

As a foreign private issuer, we are subject to and comply with (b) and (c) of these requirements but are not subject to (a).

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

The term of each and all of our directors expires at the 2026 annual general shareholder meeting, except for Mr. Flavio Aidar, whose term will end at the 2025 annual general shareholders meeting and may be extended to the 2026 annual general shareholders meeting upon shareholders’ approval. The following table sets forth our current directors as of the date of this filing, their respective Board positions and their respective date of election to the Board.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (2)(3)	69	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Dimitrov (1)(2)*	55	Toronto, Canada	Director	December 14, 2017**
Edward Ruiz (1)(4)*	74	New Jersey, USA	Director	December 14, 2017**
Flavio Aidar (3)(4)	47	São Paulo, Brazil	Director	October 1, 2024
Gianfranco Castagnola (4)	64	Lima, Peru	Director	June 4, 2020
Hilmar Rode (2)*	57	Antwerpen, Belgium	Director	June 22, 2023
Jane Sadowsky (1)(3)*	63	New York, USA	Director	December 14, 2017**
Luís Ermírio de Moraes (2)(3)	64	São Paulo, Brazil	Director	August 25, 2016
Paulo Ermírio de Moraes Macedo (4)	36	New York, USA	Director	June 28, 2024

(1) Member of the Audit committee.
(2) Member of the SCP committee.
(3) Member of the CNG committee.
(4) Member of the Finance Committee.

* Independent pursuant to Rule 10A-3 under the Exchange Act (Rule 10A-3) and applicable NYSE standards, as well as National Instrument 52-110 Audit Committees.
** The Audit Committee members were elected in December 2017 and the effective date of the mandate starting period was January 2018.

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

Daniella Dimitrov. Ms. Dimitrov has been a member of our Board of directors since January 2018. Ms. Dimitrov has over 25 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. Ms. Dimitrov is currently the CFO of a multi-mine gold producer and her previous roles include President and CEO, Interim CEO, CFO of multi mine gold/copper producers, partner at a mining investment bank, Executive Vice Chair of an iron ore developer through its acquisition following a hostile takeover bid, COO of a Canadian national wealth management and capital markets firm, and various corporate development roles in mining and financial services. Ms. Dimitrov has also been a director of various companies in the mining, oil, gas and chemicals industries and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation and governance. Ms. Dimitrov is currently also a director of Chemtrade Logistics Income Fund. Ms. Dimitrov has received the NACD Directorship Certification, the ESG Global Competent Boards Designation and the Cyber Risk Oversight Certificate from the CERT Division of the Software Engineering Institute at Carnegie Mellon University. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

Edward Ruiz. Mr. Ruiz has been a member of our Board of directors since January 2018. Mr. Ruiz brings over 51 years of experience in public and private accounting. Mr. Ruiz currently serves on the audit committees of Iochpe Maxion, and SmartFit, publicly traded companies in Brazil, and he is a former member of the Risk, Audit and Finance Committees of Arezzo & Co. He is a Certified Public Accountant since 1972 and has been responsible for audits of companies in the mining and energy sectors in Brazil and the United States. Mr. Ruiz retired from Deloitte in 2012, and most recently served as an audit partner and member of Deloitte’s IFRS Accounting Standards specialist group. As head of the Capital Markets group for Deloitte, Mr. Ruiz advised companies on financial and regulatory reporting matters related to initial public offerings and secondary offerings in the Brazilian, United States and European capital markets. Prior to Deloitte, he held executive positions in internal audit at JP Morgan and PepsiCo in the United States. He started his career in public accounting with Arthur Young in 1971. Mr. Ruiz obtained his bachelor’s degree from Pace University, New York City in 1971.

Flavio Aidar. Mr. Aidar has been a member of our Board of directors since October 2024. He brings experience in the industrial, infrastructure, and mining sectors, along with extensive board experience in various countries and financial markets. He is currently Managing Director of Votorantim S.A. and member of the Board of directors of Companhia Brasileira de Alumínio since October 2024. He previously served as CEO of InterCement, a leading global cement company with a presence in Latin America, Europe, and Africa. His previous board roles include: Director of CCR S.A., Chairman of Loma Negra, Chairman of lnterCement Brasil S.A., and Chairman of Brazil’s Cement Industry Associations. Before holding these positions, Mr. Aidar was a Managing Director in the Investment Banking Division of Goldman Sachs and a member of its management committee in Brazil. Mr. Aidar holds a degree in Business Administration from Fundação Getúlio Vargas.

Gianfranco Castagnola. Mr. Castagnola has been a member of our Board of directors since June 2020. Mr. Castagnola is partner and Chairman of the Board of Apoyo Consultoría, a leading firm specialized in economic, business and financial advisory services in Peru. He is also former chairman of the board of directors of its subsidiary, AC Capitales SAFI, one of the largest Peruvian investment fund managers. He has been a member of the board of directors of the Peruvian Central Bank from 1996 to 2001 and was president of the Universidad del Pacífico board of trustees. He is also chairman of the board of directors of Scotiabank Peru S.A., and member of the board of directors of Saga Falabella, the Austral Group and IKSA. Mr. Castagnola’s previous roles include serving as member of the board of directors of Nexa Peru, Nexa Resources Atacocha S.A.A., Lima Airport Partners, Quimica Suiza, Cementos Pacasmayo, Camposol Holding and Redesur. Mr. Castagnola earned his master’s degree in public policy from Harvard University and his bachelor’s degree in Economics from the Universidad del Pacífico.

Board of directors

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

Jane Sadowsky. Ms. Sadowsky has been a member of our Board of directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross-border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board, the audit and the compensation committees of Allied Gold, Inc., and chairs Allied Gold’s nomination and governance committee. She also serves as a senior advisor at Moelis &. Company, a U.S. publicly traded company. Ms. Sadowsky also serves on the board and Remuneration Committee of Scientific Games, a PE-backed company based in the US and the NY Chapter of NACD. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. Ms. Sadowsky has received the NACD Directorship Certification. She is a National Association of Corporate Directors Governance fellow and a frequent speaker at board governance conferences throughout the United States.

Luís Ermírio de Moraes. Mr. Moraes has been a member of our Board of directors since 2016 and was the Chair of the Board until July 30, 2020. He was a member and the Chairman of the board of directors of Nexa Brazil until 2018. Mr. Moraes has over 35 years of experience working in mining and metallurgical operations. He is a member of the board of directors of VSA, which is the Portfolio Manager Board of the Votorantim Group. Mr. Moraes is Chairman of the board of directors of CBA, the largest integrated aluminum producer in Brazil. He is a board member of Hejoassu, which is the ownership board of Votorantim. Mr. Moraes previous roles include director of VSA since 2000. Mr. Moraes also worked as an engineer in various processes in the areas of alumina refinery, smelter and aluminum smelting, pyrometallurgical and hydrometallurgical mineral processing of nickel laterites, developing novel projects for the separation and refining of cobalt. In the early 2000s, Mr. Moraes was the shareholder responsible for the creation and development of a new Votorantim business area with investments in IT and biotechnology. Mr. Moraes received a bachelor’s degree in mineral and chemistry engineering from the Colorado School of Mines, in the state of Colorado, United States, in 1982.

Paulo Ermírio de Moraes Macedo. Mr. Macedo has been a member of our Board of directors since June 2024. He is a co-founder and partner of 4×4 Capital, a New York based private equity firm focused on investing in the consumer, industrial and services sectors. Mr. Macedo led the acquisition of 1440 Foods (the former sports and active nutrition division of The Bountiful Company) from KKR and The Carlyle Group in 2021 and served as its Chief Financial Officer until the sale of the company to Bain Capital Private Equity in 2023. Mr. Macedo currently serves as Board Observer of 1440 Foods and as board member of Hejoassu Administração, the ownership board of Grupo Votorantim. Prior to that, Mr. Macedo served on the Board of Citrosuco from 2020 to 2021. Mr. Macedo started his career as an investment banker at Merrill Lynch International in London, working in several M&A and capital market transactions for large European industrial and mining companies and also worked at CVC Capital Partners in its Private Equity team in Sao Paulo, Brazil. Mr. Macedo earned his MBA from Stanford University and received his M.S. and B.S. in engineering from École Nationale des Ponts et Chaussées and Escola Politécnica-USP, where he was a CAPES Foundation Scholar.

Board of directors

Internal rules of the Board of directors

Our Board of directors adopted Board internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals and guidelines;
•	ensure that the executive officers comply with such mission, strategic goals and guidelines;
•	approve the budget and a strategic plan which takes into account, among other things, the opportunities and risks of the business;
•	approve the annual commercial agreements strategy;
•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures and joint venture operations related to Nexa and its subsidiaries according to our articles of association;
•	promote and ensure compliance with our corporate purpose;
•	ensure Nexa’s long-term and sustainable continuity with respect to the Company’s ESG and economic goals, including, but not limited to, supporting the Board committees to oversee and revise the implementation of the Company’s ESG strategy pursuant to applicable laws, when applicable;
•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;
•	evaluate the performance of our CEO and executive officers;
•	exemplify and, together with the Management committee, implement a culture of integrity throughout the organization;
•	approve and monitor compliance, directly and/or through its committees, with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the Management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; (k) clawback policy; and (l) authorization policy;;
•	approve Board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;
•	ensure appropriate succession planning for our Board of directors, CEO and executive officers;
•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered between Nexa and any of our executive officers;
•	with respect to cybersecurity: (a) monitor the Audit Committee and management regarding cybersecurity matters and provide guidance as needed; (b) receive updates and reports on cybersecurity tests, incident response plans, cybersecurity incidents, and our cybersecurity policies; and (c) review with management and with the support of the Audit Committee, our cybersecurity risk management program in connection with the Enterprise Risk Management policy; and
•	all further tasks as required by applicable laws.

Board of directors

The Board internal rules are available on our website.

The Board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the Board. In accordance with the Board’s internal rules, the independent members of the Board may hold separate meetings, and each director has a duty to declare, prior to any Board meeting, the existence of a particular reason or conflict of interest with Nexa with respect to a subject matter being discussed or considered by the Board. Accordingly, such Board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our Board members are prohibited from holding executive positions with Nexa and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our Audit Committee is comprised entirely of independent Directors, and we also have independent representation on all other committees.

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

Under the Board of directors’ internal rules and our articles of association, the Board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The Board of directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the Board’s internal rules. In fiscal year 2024, our Board of directors held ten meetings, in which the rate of attendance in person or by representation was 99%. In addition, we had (i) six Audit Committee meetings, (ii) five Finance Committee meetings, (iii) seven CNG committee meetings, and (iv) seven SCP committee meetings.

Board of directors

Director	Board Meetings	Meetings Attended	Overall % Attendance
Jaime Ardila	10	10	100%
Daniella Dimitrov	10	9	90%
Diego Hernandez	5	5	100%
Eduardo Borges de Andrade Filho	5	5	100%
Edward Ruiz	10	10	100%
Gianfranco Castagnola	10	10	100%
Hilmar Rode	10	10	100%
Jane Sadowsky	10	10	100%
João Henrique Batista de Souza Schmidt	7	7	100%
Flavio Aidar	2	2	100%
Luís Ermírio de Moraes	10	10	100%
Paulo Ermírio de Moraes Macedo	4	4	100%

As set forth in the Board of directors’ internal rules, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2024, our directors held in camera sessions without members of the management team prior and/or at the conclusion of each Board meeting.

Committees of our Board of directors

Our Board of directors has an Audit Committee, a Finance Committee, a CNG committee and an SCP committee. Our Board of directors may have other committees as it may determine from time to time. Each of the standing committees of our Board of directors has the composition and responsibilities assigned to them by the meeting of the Board of directors that created such committee and as set forth in their respective committee charters. These charters set out, among other things, the roles and responsibilities of the chair of each committee. As set forth in the respective charters of the committees, each of the committees may meet with or without the management, as the case may be, at the discretion of the committee. The charter for each of the committees of our Board of directors is available on our website.

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

Our Audit Committee’s primary responsibilities are to assist the Board of directors’ oversight of: (i) quality and integrity of our financial reporting and related financial disclosure; (ii) the effectiveness of our internal control over financial reporting and disclosure controls and procedures; (iii) our compliance with legal and statutory requirements as they relate to financial statements and related financial disclosures; (iv) the monitoring of risk management controls and processes, according to the ERM policy, and the oversight of financial reporting and related compliance, internal control over financial reporting and fraud risks; (v) the compliance and ethics program; (vi) review of all related party transactions; (vii) the qualifications, performance and independence of our independent auditors and performance of the internal audit function; and (viii) our internal controls and processes to ensure ESG and cybersecurity disclosures and policies are accurate, transparent and in compliance with applicable laws, regulations and rules.

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

Finance committee

Our Finance Committee is a standing committee established by our Board of directors on March 28, 2017, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The Finance Committee may be composed of three to five members, each appointed by our Board of directors for a term of one year. Gianfranco Castagnola, Paulo Macedo, Flávio Aidar and Edward Ruiz currently serve as its members. It is also the Finance Committee attribution to support the Board in its monitoring of the enterprise risk management in matters related to the responsibility of this committee.

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

CNG committee

Our CNG committee is a standing committee established by our Board of directors on March 28, 2017, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The CNG committee may be composed of two to five members, each appointed by our Board of directors for a term of one year. Jaime Ardila, Jane Sadowsky, Luís Ermírio de Moraes and Flavio Aidar currently serve as its members. One of the four members of the compensation, nominating and governance committee is an independent director.

Our CNG committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the Board of directors and of the members of the committees of the Board of directors; (3) the administration the policy for the recovery of erroneously awarded compensation with the support of the Audit Committee and/or the Finance Committees where applicable, and the proposal of changes to such policy if necessary; (4) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (5) development of corporate governance guidelines and principles; (6) the governance structure related to the Company’s ESG strategy as it applies to the Company and its value chain; (7) identification of individuals qualified to be nominated as members of the Board of directors and suggesting nominees to fill any vacancies on the Board of directors; (8) the structure and composition of Board committees; (9) evaluation of the performance and effectiveness of the Board of directors, the chief executive officer and each of the Board’s standing committees; (10) the supervision and approval of our social responsibility plans and policies (other than community-related aspects which are overseen by the SCP committee), including, but not limited to, our ESG strategy; (11) the supervision of our people strategy; (12) the monitoring of the relationship of the Company with unions; (13) support the Board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee; and (14) any related matters required by applicable laws. For more information regarding our corporate governance policies, see “Information on the Company—Environmental, Social and Governance (ESG)—Nexa Materiality Matrix—Governance.”

Board of directors

SCP committee

Our SCP committee is a standing committee established by our Board of directors on April 29, 2019, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The SCP committee may be composed of at least three and no more than five members, each appointed by our Board of directors for a term of one year. Daniella Dimitrov, Hilmar Rode, Luís Ermírio de Moraes and Jaime Ardila currently serve as its members.

Our SCP committee’s primary responsibilities are to assist the Board of directors by supporting safe and sustainable business practices in the conduct of our activities in respect of environmental, health, safety and social matters, including relationships with local communities, tailings management, water, waste, biodiversity, and GHG emissions, as well as with respect to the estimation and disclosure of mineral resources and reserves at all operations and projects (collectively “Sustainability Matters”). The committee also assists the Board with the oversight of our ESG strategy, including its revision and implementation, in connection with the Sustainability Matters and all related applicable laws.

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

Plurality

We value diversity in our operations. We believe that having a diverse Board of directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as other factors, as we believe that having a diverse and inclusive organization overall is beneficial to our success.

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

Share ownership

Luís Ermírio de Moraes, a member of our Board of directors, indirectly owns approximately 2,379,242, or 1.79%, of our common shares. As of December 31, 2024, none of our executive officers own, beneficially or of record, any of our common shares.

Executive Officers and Management Committee

Executive officers and management committee

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Ignacio Rosado	55	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	55	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer; Chief Executive Officer of Nexa Peru
Mauro Davi Boletta	64	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	47	Lima, Peru	Senior Vice President of Mining Operations
Jones Aparecido Belther	57	São Paulo, Brazil	Senior Vice President of Technical Services & Business Development
Gustavo Cicilini	49	São Paulo, Brazil	Vice President of Human Resources and Corporate Affairs
Renata Penna Moreira Gunzburger	41	São Paulo, Brazil	Vice President of Legal & Governance

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

Executive Officers and Management Committee

Jones Aparecido Belther. Mr. Belther has been our Senior Vice President of Technical Services & Business Development since October 2024. Prior to this role, he served as Senior Vice President of Mineral Exploration & Business Development since 2014. He has over 28 years of experience in the area. He held the same position at Votorantim Metais S.A. between 2004 and 2014. Prior to joining us, he was country manager at Vale in Peru between 2002 and 2004. He has worked in Brazil and abroad in companies such as Rio Tinto Brasil, Golden Star Resources, in Suriname, Phelps Dodge in Brazil and Chile, Vale in Brazil and Peru, and other companies. Mr. Belther graduated with a degree in Geology in 1991 from the São Paulo State University, UNESP, in Brazil, where he also obtained a Master’s degree in 2000 in Mineral Exploration.

Gustavo Cicilini. Mr. Cicilini became Vice President of Human Resources and Corporate Affairs in 2019. Mr. Cicilini joined Nexa Resources in 2018 as senior Human Resources manager for attraction, development and culture and has been responsible for leading a culture transformation program. He has over 20 years of professional experience in various business sectors, including telecommunication, food and beverage, mobility solutions, industrial technology, consumer goods, energy and building technology. He has previously worked in companies including Algar Telecom, AmBev and Robert Bosch and been located throughout Latin America, including in Peru, Colombia, Ecuador, Venezuela, Panama and Costa Rica. Mr. Cicilini previously worked as Regional Corporate Human Resources Project Manager and has been responsible for change management and innovation, business intelligence and cross-selling functions. He holds a degree in Psychology and an MBA in Business Administration. Mr. Cicilini will be leaving the company in April 2025. We are currently working on a transition plan to ensure continuity in leadership and strategic initiatives within the Human Resources and Corporate Affairs functions.

Renata Penna Moreira Gunzburger. Ms. Penna has been our Vice President of Legal & Governance since April 2023. Ms. Penna joined Nexa as Chief Legal Counsel and Head of Governance in 2017. With more than 20 years of experience, Ms. Penna has focused on M&A, project finance and capital market transactions and she served as counsel and project manager on Nexa’s initial public offering in October 2017. As of 2024, she also serves as a member of the board of directors of FUNSEJEM. Prior to Nexa, she led LATAM, M&A and Finance divisions within the Legal Department of Votorantim Cimentos for six years, as well as worked for law firms such as Linklaters, Lobo & de Rizzo and Barbosa Mussnich & Aragão Advogados. Ms. Penna has a Bachelor from Pontifícia Universidade Católica de São Paulo and a Master of Law Degree (LL.M.) from the University of Chicago Law School, an Executive MBA from Instituto de Ensino e Pesquisa (“INSPER”) and completed an Executive Education Program on Women on Board from Harvard Business School.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the CNG committee and ultimately, the Board of directors. We strive to create a strong ethical and high-performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience and personal attributes necessary to carry out our strategy.

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

Executive Officers and Management Committee

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

Management committee

In accordance with our articles of association, the Board of directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a Management committee. The Management committee consists of at least three, and a maximum of eleven, members. The members are not required to be shareholders or directors of Nexa. The Board of directors may not delegate its powers related to general guidance of our business or acts reserved to the Board of directors pursuant to the 1915 Law.

The following table sets forth the current members of our Management committee, and their respective positions. The term of the members of our Management committee expires on the day of the first Board meeting held after the 2025 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Ignacio Rosado	55	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	55	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer
Mauro Davi Boletta	64	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	47	Lima, Peru	Senior Vice President of Mining Operations
Jones Aparecido Belther	57	São Paulo, Brazil	Senior Vice President of Technical Services & Business Development

Conduct Committee

Our Conduct committee reports to the Chief Executive Officer and was created on January 1, 2014. Its internal rules were revised and updated on December 2, 2019.

The Conduct committee may be composed of at least seven members, such members being necessarily the Chief Executive Officer, the Vice President of Human Resources and Corporate Affairs, the Vice President of Legal & Governance, the Head of Internal Audit, Compliance and Internal Controls, the Ethics Line Manager and two representatives of the Ethics Line program, a confidential reporting system managed by a qualified and independent external entity available to internal and external parties designed to allow anonymous reporting of violations of our Code of Conduct, policies and internal procedures or applicable laws.

Executive Officers and Management Committee

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

Executive and Director Compensation

Executive and director compensation

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2024.

In 2024 our executive compensation program includes cash compensation in the form of base salary, short-term incentives and long-term incentives. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

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

Financial indicators are based on internal metrics and represent 30% to 50% of the employee panel for corporate positions. In 2024, the metrics used were Free Cash Flow (“FCF”) and Management Gains (“MGs”). The target of FCF is structured around the combined total of all our revenue versus costs and considers metal prices, and floating exchange rates. For MGs, the target is to capture opportunities for working capital gains, fixed costs, production costs, and synergies, among other metrics, measured in millions of dollars, and it considers fixed metal prices and exchange rates.

Strategic goals represent 20% of the individual panel and are comprised of qualitative and quantitative factors. In 2024, the metrics used in this assessment included risk management indicators, percentage of women in leadership roles, percentage of women in the workforce, heat maps of critical environmental issues, including decarbonization and sustainability initiatives, and work environment. We also recognize individual performance through targets that support different strategies in line with our broader compensation plan. The financial indicators applicable to our CEO represented 50% of the individual panel, and the metrics used were FCF and MGs.

In 2024, 5% of the compensation of our executive officers was related to the achievement of ESG goals.

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

In April 2023, Nexa began a revision process of our previous LTI program. The new LTI program came into effect in February 2024. The new LTI program is based on a three to five-year vesting period and is comprised of two parts: (i) restricted grant and (ii) absolute performance grant. Both grants are defined amounts approved by the Board of directors to be paid out at the end of the third, fourth and fifth year, considering one third of the total payment to be made on each of the three payments. The restricted grant amount appreciates according to the total shareholder return (“TSR”) over each payment period. The payment of the absolute performance grant is based on a targeted Company TSR combined with a performance curve, over each payment period, both approved by our Board of directors at each granting period. The performance curve determines the amount to be paid in case of a performance equal or lower than expected in the targeted TSR. If the targeted TSR is achieved, the payment is fully due. If the performance of the TSR is greater than expected, the supplementary grant to be paid will be adjusted by up to 100%. At the end of the five-year vesting period, the amount paid on the previous two payments will be adjusted with the fifth year TSR result.

The methodology is referenced to the market value of Nexa Resources’ shares at the end of the vesting period, calculated based on the average price of the common shares during the months of October, November and December in the year immediately prior to the year in which the respective settlement date for the award occurs, together with dividends paid during the respective grant cycle.

Change of control

Upon the occurrence of a change of control event, all of our remaining phantom shares granted to executive officers after our IPO will continue under the same terms, conditions and due dates, with the following exceptions:

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

Insider trading policies

According to our insider trading policy, directors, officers and employees of Nexa and its subsidiaries must refrain from improper trading, and the appearance of improper trading, in our securities. This applies to all transactions in any securities of Nexa, including, but not limited to, any of our shares, securities convertible or exchangeable into shares or other securities of Nexa, securities that Nexa may issue from time to time, such as preferred stock, warrants, and convertible debentures, as well as debt instruments, puts, calls, options and any other rights or obligations to buy or sell Nexa’s securities. It also applies to derivative securities relating to Nexa’s securities, including securities exchangeable into Nexa’s securities, whether or not issued by Nexa, such as exchange-traded options and the purchase of the Nexa’s securities with the intention of quickly reselling them. In addition, directors, officers and employees may not purchase financial instruments, such as prepaid variable forward contracts, equity swaps or collars, designed to hedge or offset a decrease in the market value of Nexa’s securities. Our policy applies to not only all securities owned by Nexa directors, officers, and employees, but also all securities owned by others where Nexa directors, officers, or employees have a direct or indirect control over investment decisions.

Executive and Director Compensation

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

2024 executive compensation

During fiscal year 2024, our executive officers received cash compensation in an aggregate amount of approximately US$5.5 million which includes compensation paid to any officers whose terms ended on the first business day of 2024. The following table summarizes compensation we paid to our executive officers during the fiscal year 2024, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value.

Non equity Incentive Plan Compensation
Name and Title	Base Salary (US$)	Short-term incentive programs / bonuses (US$)	Long-term incentive programs (US$)	Pension Value (US$)	Total Compensation (US$)
Ignacio Rosado President and Chief Executive Officer	540,618	876,591	-	30,730	1,447,939
José Carlos del Valle Senior Vice President of Finance and Group Chief Financial Officer	394,407	465,627	-	-	860,034
Mauro Davi Boletta Senior Vice President of Smelting Operations and Commercial	199,595	233,497	27,181	11,969	472,242
Leonardo Nunes Coelho Senior Vice President of Mining Operations	321,132	471,044	46,208	9,847	848,231
Marcio Luiz Silva Godoy (1) Former Senior Vice President of Technical Services and Projects	226,450	508,276	-	12,436	747,162
Jones Aparecido Belther Senior Vice President of Technical Services & Business Development	213,386	204,414	29,356	12,604	459,760
Gustavo Cicilini Vice President of Human Resources and Corporate Affairs	188,907	166,947	13,591	9,943	379,387
Renata Penna Moreira Gunzburger Vice President of Legal & Governance	145,856	150,128	-	8,751	304,735

(1)	Marcio Luiz Silva Godoy stepped down from his role as Senior Vice President of Technical Services and Projects effective October 15, 2024. The amount paid to Mr. Godoy includes termination costs.

2024 director compensation

During fiscal year 2024, our directors received total compensation in an aggregate amount of approximately US$2.3 million for their services as members of our Board of directors. In 2024, the average base compensation for each Director from January 2024 to June 2024 was US$220,000, and from July 2024 to December 2024 was US$235,000, which remains as the current base compensation. In addition, each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board meetings and meetings for any committee on which he or she serves.

Executive and Director Compensation

We have no service contracts with members of our Board of directors providing for benefits upon termination of employment.

Total annual compensation paid in 2024 for the directors are as set out below:

Name	Total Compensation (US$)
Jaime Ardila (1)(3)	298,750
Daniella Dimitrov (2)(3)	242,500
Diego Hernandez (3)(4)	104,139
Eduardo Borges de Andrade Filho (3)(4)	104,139
Edward Ruiz (2)(3)	250,000
Flavio Aidar (5)	60,000
Gianfranco Castagnola (3)	237,500
Hilmar Rode (3)	230,000
Jane Sadowsky (2)(3)	240,000
João Henrique Batista de Souza Schmidt (2)(6)	171,250
Luís Ermírio de Moraes (3)	232,500
Paulo Ermírio de Moraes Macedo (3)(7)	133,500

(1)	The chair of the Board is entitled to additional compensation of US$70,000.00 per year.
(2)	The Audit Committee members are entitled to additional compensation of US$10,000.00 per year. The chair of the Audit Committee is entitled to additional compensation of US$20,000.00 per year.
(3)	The members of the other committees are entitled to additional compensation of US$5,000.00 per year per committee. Chairs of the other committees receive compensation of US$10,000.00 per year. There are no additional payments per meeting attended.
(4)	Left the board on June 13, 2024.
(5)	Joined the board on October 1, 2024.
(6)	Left the board on October 1, 2024.
(7)	Joined the board on June 13, 2024.

Compensation consultants

We retained Korn Ferry in 2024 to provide competitive market analysis to assist in determining the appropriate level of compensation for executives, providing comprehensive competitive market clearing information on incentives, policies and benefits for each executive position. Korn Ferry has over 40 years of experience and deep knowledge in the Brazilian market. We paid Korn Ferry US$72,554 in consulting services fees in 2024.

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

Executive and Director Compensation

Recovery analysis of incentive-based compensation

Our employee incentive compensation recovery policy (the “Clawback Policy”) provides that if we are required to prepare an accounting restatement, our Compensation, Nominating and Governance Committee must determine whether there has been any erroneously awarded compensation for each of our executive officers in connection with such accounting restatement. The Clawback Policy is included as Exhibit 97.1 to this report.

As indicated in note 3.1 to our annual financial statements, we have revised the prior-period financial statements to correct an immaterial error in the financial statements of our subsidiary Nexa Brazil in the recognition of certain lease-related contracts. In compliance with our Clawback Policy, our Compensation, Nominating and Governance Committee, with the support of members from our finance, human resources, legal and internal controls teams, performed an analysis of the impact that the error had on past and future payouts under our short-term and long-term incentive payments.

As a result of the analysis, our Compensation, Nominating and Governance Committee determined that no excess incentive compensation was received by executive officers in 2024 based on the error, and therefore no recovery was required under our Clawback Policy.

Employees

Employees

As of December 31, 2024, we had 5,253 employees and 7,452 independent contractors. The following tables show the number of employees and contractors as of December 31, 2024, 2023 and 2022.

Number of Employees
	As of December 31,
	2024	2023	2022
Brazil	3,247	3,658	3,509
Peru	1,989	2,095	2,096
United States and Luxembourg	17	18	20
Total	5,253	5,771	5,625

Number of Independent Contractors*
	As of December 31,
	2024	2023	2022
Brazil	2,652	7,011	2,788
Peru	4,800	1,773	5,808
Total	7,452	8,784	8,596

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

Legal proceedings

As of December 31, 2024, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of US$663.7 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2024, we had established a net provision in the amount of US$136.6 million to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2024
	Total Proceedings (1)	Total Net Provisions (2)
	(in millions of US$)
Civil and environmental (3)	145.7	21.1
Tax	476.1	98.1
Labor	41.9	17.4
Total	663.7	136.6

(1)	Does not include claims with expectation of loss classified as remote.
(2)	Only includes claims with expectation of loss classified as probable, net of judicial deposits.
(3)	Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31, 2024, we were party to civil judicial proceedings and environmental administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$145.7 million, for which we have recorded a net provision in the amount of US$21.1 million for proceedings with probable losses. The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2024, we were party to tax related judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$476.1 million, for which we have recorded a net provision in the amount of US$98.1 million for proceedings with probable losses.

The tax-related judicial and administrative claims filed against us primarily relate to (i) value added tax on Sales and Services (“VAT”), (ii) corporate income tax and social contribution on net profit (“CIT”), (iii) Brazilian mining royalty (“CFEM”), (iv) Social Contributions (“PIS” and “COFINS”).

Labor liabilities and contingencies

As of December 31, 2024, we were party to labor judicial proceedings related to employment benefits, with a probable or possible chance of loss of a total amount of US$41.9 million, for which we have recorded a net provision in the amount of US$17.4 million for proceedings with probable losses. The judicial and administrative claims related to labor benefits that were filed against us are mainly related to (i) overtime payments, (ii) compensation for illness-related damages, and (iii) payment of social benefits.

Other legal proceedings

VAT investigation

Legal Proceedings

Throughout 2023 and 2024, Nexa continued to cooperate with the investigation being carried out by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) of the practices of certain of Nexa’s former customers with respect to commercial transactions and related value added tax (“VAT”), as well as Nexa’s relationship with such former customers, that could result in liabilities for all parties involved in the commercial relationship.

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

On February 8, 2024, a second and final Tax Resolution was filed with the MG Authorities whereby Nexa, without admitting primary responsibility for the resolved claims, agreed to make tax payments on behalf of certain customers, including interest and penalties, to the State of Minas Gerais, recognizing a total amount of US$27.1 million in “Other liabilities”, comprised of US$21.4 million as “Other Income and Expenses, net” and US$5.7 million as “Financial Expenses” related to the interest charged in connection with the VAT-related practices of this former customers. In funding this agreement, the Company will apply an offset of US$10.8 million of VAT accumulated credits, will pay US$0.8 million in cash up front, and will pay the remainder in up to 59 monthly installments, to be adjusted by the SELIC interest rate.

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

Cerro Lindo stability agreement

We are engaged in ongoing tax-related discussions with the Peruvian tax authorities SUNAT related to the stability agreement of Cerro Lindo’s operations. The Peruvian tax authority issued unfavorable tax decisions against the Company for the years-ended December 31, 2014, 2015, 2016 and 2017, arguing that the stability income tax rate (20%) granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production (i.e., income exclusively related to the investments informed in the Cerro Lindo Feasibility Study), and not from Cerro Lindo’s entire production capacity expanded over time. The total amount estimated for the contingency from 2014 to 2017 is US$189.8 million.

As of the date of this annual report, SUNAT is currently auditing the fiscal year-ended December 31, 2019 and concluded the review of the fiscal-year ended December 31, 2018, recognizing that part of the production was within the stabilization criteria. The contingency for 2018 was assessed at US$32.1 million. We decided to pay the total corresponding amount to obtain a reduction in fines and interest over such fines of 60%, thereby potentially reducing the contingency to US$18.3 million. We are proceeding with applicable defenses to the pending litigation. Discussions with SUNAT are expected to evolve in 2025, including potential audits of the years ended December 31, 2020 and 2021, which are the last fiscal years covered by the stability agreement, depending on the ongoing legal proceedings, which may impact Nexa’s results, cash flow and liquidity. For further details on these legal proceedings, see Note 11(d) to our consolidated financial statements.

Cajamarquilla Transfer Pricing litigation

Legal Proceedings

We are engaged in transfer pricing discussions in Peru, relating to the discount and premium applied by Nexa CJM in the export of refined zinc to its related parties, Votorantim and Nexa Resources. Nexa CJM has been assessed by SUNAT with respect to transfer pricing practices in 2014, 2015, 2016, 2017 and 2018.

In December 2024, Cajamarquilla received a new tax assessment related to the fiscal year 2018 (“CJM 2018”) in the amount of US$31.2 million. In the same month, SUNAT released a decision for Nexa CJM’s transfer pricing practices related to fiscal year 2017 (“CJM 2017”), denying defenses filed by the Company and maintaining its previous position. Nexa CJM paid the corresponding tax amounts and obtained a reduction of 60% for fines related to CJM 2018 and 40% for fines related to CJM 2017. These payments do not represent a recognition of the tax debt and Nexa CJM will continue to proceed with its defenses where applicable. After those payments, the tax contingency of CJM 2017 is now US$23.9 million and of CJM 2018 is now US$21.4 million. For more information on these legal proceedings, see note 11 (d) to our financial statements.

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

As of December 31, 2024, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

Distributions

Pursuant to our articles of association, the general meeting of shareholders may approve dividends, and the Board of directors may declare interim dividends, in each case to the extent permitted by Luxembourg law. Pursuant to our articles of association, the Board of directors may also declare distributions to our shareholders in the form of reimbursement of share premium to the extent permitted by Luxembourg law. Each common share entitles the holder to participate equally in any distributions, if and when declared by the general meeting of shareholders or, in the case of interim dividends or reimbursements of share premium, the Board of directors, out of funds legally available for such purposes.

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

Taxation

Taxation

Luxembourg tax considerations

Scope of Discussion

This summary is based on the laws of Luxembourg, including the Income Tax Law of December 4, 1967, as amended, the Municipal Business Tax Act of December 1, 1936, as amended and the Net Wealth Tax Act of October 16, 1934, as amended, to which we jointly refer as the “Luxembourg tax law”, existing and proposed regulations promulgated thereunder, and published judicial decisions and administrative pronouncements, each as in effect on the date of this report or with a known future effective date. This discussion does not generally address any aspects of Luxembourg taxation other than income tax, corporate income tax, municipal business tax, withholding tax and net wealth tax. This discussion, while not being a complete analysis or listing of all of the possible tax consequences of holding and disposing of shares in Nexa Resources, addresses the material tax issues. Also, there can be no assurance that the Luxembourg tax authorities will not challenge any of the Luxembourg tax consequences described below; in particular, changes in law and/or administrative practice, as well as changes in relevant facts and circumstances, may alter the tax considerations described below.

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

Shareholders

Luxembourg income tax on dividends and similar distributions

A non-Luxembourg shareholder will not be subject to Luxembourg income taxes on dividend income and similar distributions in respect of our common shares, other than a potential Luxembourg withholding tax as described below, unless the shares are attributable to a permanent establishment, or a fixed place of business maintained in Luxembourg by such non-Luxembourg shareholder.

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

A corporate Luxembourg shareholder is subject to Luxembourg CIT (including an unemployment fund contribution) and municipal business tax (“MBT”) at the aggregate rate of 23.87% in 2025 for entities having their statutory seat in Luxembourg City. The taxable basis of a corporate Luxembourg shareholder will, in principle, correspond to its accounting results, unless a specific treatment is provided for by the LITL. A corporate Luxembourg shareholder may benefit from the Luxembourg participation exemption regime with respect to dividends received if the following two conditions are met: (a) the shareholder holds or commits itself to hold at least 10.0% of the share capital of Nexa Resources or a participation with an acquisition price of at least €1.2 million for an uninterrupted period of at least twelve months and (b) the shareholder is a Luxembourg fully taxable corporation. If these cumulative conditions are met, dividends received by the corporate Luxembourg shareholder should be fully exempt from CIT and MBT at the level of the corporate Luxembourg shareholder.

Taxation

If the conditions of the Luxembourg participation exemption regime with respect to dividends are not met, the corporate Luxembourg shareholders can still benefit from the aforementioned 50.0% exemption set forth in Article 115 15a of the LITL, subject to the conditions set out therein.

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders, and stemming from contributions made by the shareholders, are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons and provided that Nexa Resources does not have distributable reserves or profits available. Although genuine economic reasons are not defined by law, Luxembourg tax authorities may examine the given reasons. We do not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. As of December 31, 2024, we have the ability to pay dividends and share premiums. The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of directors. See “Share ownership and trading—Distributions”.

Luxembourg withholding tax—Distributions to shareholders

A Luxembourg withholding tax of 15.0% is due on dividends and similar distributions made by Nexa Resources to its Luxembourg and non-Luxembourg shareholders unless a Luxembourg domestic dividend withholding tax exemption or a double tax treaty reduction or exemption is applicable, as described below. The tax will be withheld by Nexa Resources and remitted to the Luxembourg tax authorities within 8 days as of the date the income is made available to the Luxembourg and non-Luxembourg shareholders.

Exemption from Luxembourg withholding tax—Distributions to shareholders

Dividends paid by Nexa Resources will be exempt from Luxembourg withholding tax provided that the following cumulative conditions are met (or domestic exemption):

•	at the date of the distribution, the shareholder holds at least 10% of the share capital of Nexa Resources or a participation with an acquisition price of at least €1.2 million for an uninterrupted period of at least twelve months; and
•	the dividend is paid to a (i) fully taxable company resident in Luxembourg, (ii) a company resident in a EU Member State fulfilling the conditions of Article 2 of the Parent Subsidiary Directive and listed in the appendix to this directive as well as a Luxembourg permanent establishment of such a company, (iii) a company resident in a country with which Luxembourg has concluded a double tax treaty and which is fully subject to income tax comparable to the Luxembourg corporate income tax as well as a Luxembourg permanent establishment of such a company, (iv) a company resident of Switzerland and subject to tax without being exempt, (v) a company or a cooperative company resident in a Member State of the European Economic Area, other than a Member State of the EU, and that is fully subject to tax equivalent to the Luxembourg corporate income tax, or (vi) a Luxembourg permanent establishment of a company under (ii) or (v).

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

Reduction of Luxembourg withholding tax—Distributions to shareholders

As mentioned above, pursuant to the provisions of certain bilateral treaties for the avoidance of double taxation concluded between Luxembourg and other countries, and if certain conditions are met, the aforementioned Luxembourg dividend withholding tax may be reduced or an exemption may apply. Many such treaties, including the double tax treaty with the United States, provide for a tax rate lower than 15 percent only for a shareholder that holds a substantial (generally, 10 percent or 25 percent) portion of a Luxembourg company’s shares. Shareholders that hold such shares should consult their tax advisors to determine how to benefit from the reduction in withholding tax rates.

A shareholder that is a company resident in a country that has entered a double tax treaty with Luxembourg may qualify for the domestic exemption even if the treaty would not reduce the withholding tax rate applicable to dividends paid to that shareholder.

Luxembourg NWT

A non-Luxembourg shareholder will not be subject to Luxembourg net wealth tax (“NWT”) unless the shares are attributable to a permanent establishment, or a fixed place of business maintained in Luxembourg by such non-Luxembourg shareholder.

Luxembourg individual shareholders are not subject to Luxembourg NWT. A Luxembourg fully taxable corporate shareholder should be subject to Luxembourg NWT in respect of the shares held in the capital of Nexa Resources unless it holds more than 10% or €1.2 million of our common shares.

Luxembourg capital gains tax upon disposal of shares

Capital gains derived by a non-Luxembourg shareholder on the sale of our common shares will not be subject to taxation in Luxembourg, unless one of the following conditions applies:

•	the shareholder does not benefit from a double tax treaty and (i) holds shares in Nexa Resources representing more than 10% of the share capital of Nexa Resources and such shares were held for less than six months prior to their sale or (ii) has been a resident taxpayer in Luxembourg for at least fifteen years and had acquired nonresident status less than five years prior to the disposal; or
•	our common shares are attributable to a permanent establishment, or a fixed place of business maintained in Luxembourg by such non-Luxembourg shareholder. In such case, the non-Luxembourg shareholder is required to recognize capital gains or losses on the sale of such shares, which will be subject to CIT and MBT, unless the Luxembourg participation exemption regime with respect to capital gains applies.

Capital gains realized upon the sale of our common shares by a Luxembourg resident individual will be subject to Luxembourg income tax at the level of the Luxembourg resident individual only in case of (i) speculation gains or (ii) gains realized on a substantial participation.

Taxation

Speculation gains

Capital gains realized upon the sale of our common shares within a shareholding period not exceeding six months will be subject to personal income taxation (unless such capital gain does not exceed €500) in the hands of a Luxembourg resident individual.

Substantial participation

In case where the Luxembourg resident individual has held the shares for at least six months and had a substantial participation, the capital gains realized will be subject to income tax at a rate equal to half the normal progressive rate applicable. A participation is considered as a substantial participation when a Luxembourg resident individual, jointly with his/her spouse and children under the age of 18, holds or has held, directly or indirectly, at any time during the five years prior to the date of the sale, 10.0% or more of the share capital of Nexa Resources. A participation is also considered as a substantial participation when a Luxembourg resident individual acquired free of charge, within the five-year period preceding the transfer, a participation that was constituting a substantial participation in the hands of the alienator (or the alienators in case of successive transfers free of charge within the same five-year period).

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

ATAD rules

The European Council has adopted two Anti-Tax Avoidance Directives: Council Directive (EU) 2016/1164 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market (“ATAD I”) and Directive 2017/952/EU of 29 May 2017 amending ATAD I as regards hybrid mismatches with third countries (“ATAD II”) that address many of the issues mentioned above. The measures included in ATAD I were implemented into Luxembourg law on December 21, 2018, and almost all of them have been applicable since January 1, 2019. The measures included in ATAD II were implemented into Luxembourg law on December 19, 2019, and almost all of them have been applicable since January 1, 2020, subject to certain exceptions. ATAD I and ATAD II may have a material impact on how returns to shareholders are taxed.

Pillar Two

Pillar Two is focused on implementing a global minimum tax designed to ensure that large multinationals pay a minimum effective tax rate of 15% in every jurisdiction they operate. Pillar Two is expected to apply to multinational groups with turnover in excess of €750 million. The Pillar Two proposals involve a framework of complex rules which, broadly, would impose top-up taxes on certain entities within a multinational group where the overall tax paid on the group’s profit in any jurisdiction falls below the minimum 15% effective tax rate. The proposed rules for determining whether a top-up tax is required in respect of the group’s profits in a jurisdiction and the allocation of any such top-up tax between the members of the group are detailed and are designed to prevent multinational groups from being able to structure around the rules. It should be noted that a group’s effective tax rate in a jurisdiction may fall below the minimum 15% rate, and therefore a top-up tax may be required, even if that jurisdiction’s statutory headline tax rate is over 15%. On December 15, 2022, the EU Member States adopted a Council Directive (2022/2523) on ensuring a global minimum level of taxation for multinational enterprise (“MNE”) groups and large-scale domestic groups in the EU (“Minimum Tax Directive”). EU Member States had the obligation to implement the Minimum Tax Directive into their national laws before December 31, 2023. The Minimum Tax Directive was implemented into Luxembourg national law on December 22, 2023, and applies to fiscal years starting on or after December 31, 2023.

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

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our common shares. In particular, this summary is directed only to U.S. Holders that hold common shares as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our common shares by vote or value, persons holding common shares as part of a hedging or conversion transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or any alternative minimum tax consequences of acquiring, holding or disposing of common shares.

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

Dividends received by an individual with respect to the common shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the common shares will be treated as qualified dividends if:

•	the common shares are readily tradable on an established securities market in the United States; and

Taxation

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”).

The common shares are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception (as defined below under “Passive Foreign Investment Company Status”), we do not believe that we were a PFIC for our 2024 or 2023 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Accordingly, we expect that dividends paid on the common shares will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Luxembourg dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in Regulations promulgated in December 2021, and any Luxembourg tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Luxembourg tax on dividends will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Luxembourg dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Luxembourg tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Passive foreign investment company status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either:

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

Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception, we do not believe that we were a PFIC for our 2024 or 2023 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, since PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities (including our ability to qualify for the Commodity Exception or any similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that the U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that the U.S. Holder recognizes on the sale of the U.S. Holder’s shares. Under these rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences.

A U.S. Holder may be able to mitigate some of the unfavorable rules described in the preceding paragraph by electing to mark the common shares to market. If a U.S. Holder makes this mark-to-market election, the U.S. Holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s common shares at year-end over the U.S. Holder’s basis in those shares. If a U.S. Holder’s basis in the common shares exceeds the shares’ fair market value at the end of the U.S. Holder’s taxable year, the U.S. Holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of its net mark-to-market gains from previous years. The U.S. Holder’s basis in the shares will be adjusted to reflect the gain or loss. In addition, any gain that the U.S. Holder recognizes upon the sale of the common shares will be taxed as ordinary income in the year of sale.

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

U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to an investment in the common shares.

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

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Internal Control Over Financial Reporting

Internal control over financial reporting

Management report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for assessing its effectiveness.

Our internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and our chief financial officer, and effected by our Board of directors, management and other employees, and it is designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of our consolidated financial statements, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2024.

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting during the fiscal year of 2024, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

Principal accountant fees and services

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. for professional services in 2024 and 2023.

	For the Year Ended December 31,
	2024	2023
	(US$ thousand)
Audit fees	1,695.2	1,839.7
Audit-related fees	371.5	128.4
Tax fees	-	-
Other fees	-	-
Total fees	2,066.7	1,968.1

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

Concentration: The process by which crushed, and ground ore is separated into metal concentrates and reject material through processes such as flotation.

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

Mineralized material: Mineral bearing material that has been physically delineated by one or more methods, including drilling and underground work, and is supported by sampling and chemical analysis. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical, economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination, and it constitutes a proven or probable reserve (as defined below).

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

Zinc equivalent: A metric used to compare mineralization that is comprised of different metals in terms of zinc. Copper, lead, silver and gold contents in our concentrate production have been converted to a zinc equivalent grade at the average benchmark prices for 2024, i.e., US$2,779.0 per tonne (US$1.26 per pound) for zinc, US$9,146.8 per tonne (US$4.15 per pound) for copper, US$ 2,072.7 per tonne (US$0.94 per pound) for lead, US$28.3 per ounce for silver and US$2,386.2 per ounce for gold.

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of August 27, 2021 (incorporated by reference to Exhibit 1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 17, 2022).
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 22, 2021).
2.2	Indenture with respect to the 5.375% Notes due 2027, dated as of May 4, 2017, among VM Holding S.A., as issuer, Votorantim Metais Zinco S.A., Compañía Minera Milpo S.A.A. and Votorantim Metais Cajamarquilla S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1 (file no. 333-220552) filed with the SEC on September 21, 2017).
2.3	Indenture with respect to the 6.750% Notes due 2034, dated April 9, 2024, among Nexa Resources S.A., as issuer, Nexa Resources Cajamarquilla S.A., and Nexa Recursos Minerais S.A., as guarantors, and the Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.
2.4	Description of Securities
8	List of Subsidiaries
11	Insider Trading Policies and Procedures of Nexa Resources S.A.
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.1 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.2	Technical Report Summary on the Cerro Pasco Complex Integration, Pasco Province, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.2 to our annual report on Form 20-F filed with the SEC on March 27, 2024).
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.3 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.5	Consent letter of Nexa’s Qualified Persons.
97	Policy Relating to Recovery of Erroneously Awarded Compensation of Nexa Resources S.A. (incorporated by reference to Exhibit 97 to our annual report on Form 20-F filed with the SEC on March 27, 2024).
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 27, 2025

Financial Statements

Nexa Resources S.A. Financial Statements

Nexa Resources S.A.

Consolidated financial statements at December 31, 2024 and report of independent registered public accounting firm

Contents

Consolidated financial statements

Consolidated income statement	3
Consolidated statement of comprehensive income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6
Consolidated statement of changes in shareholders’ equity	7

Nexa Resources S.A.

Consolidated income statement

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2024	2023	2022
Net revenues	6	2,766,481	2,573,233	3,033,990
Cost of sales	7	(2,228,410)	(2,274,357)	(2,393,936)
Gross profit		538,071	298,876	640,054

Operating expenses
Selling, general and administrative	7	(127,328)	(126,599)	(145,170)
Mineral exploration and project evaluation	8	(67,976)	(99,612)	(98,801)
Impairment loss of long-lived assets	31	(32,870)	(114,643)	(32,512)
Other income and expenses, net	9	(33,511)	(110,584)	(2,674)
		(261,685)	(451,438)	(279,157)
Operating income (loss)		276,386	(152,562)	360,897

Results from associates’ equity
Share in the results of associates		21,223	23,536	1,885
		21,223	23,536	1,885
Net financial results	10
Financial income		24,028	25,793	25,018
Financial expenses		(243,695)	(209,891)	(169,778)
Other financial items, net		(149,793)	17,040	9,949
		(369,460)	(167,058)	(134,811)

(Loss) income before income tax		(71,851)	(296,084)	227,971

Income tax benefit (expense)	11 (a)	(115,556)	4,274	(150,983)

Net (loss) income for the year		(187,407)	(291,810)	76,988
Attributable to NEXA's shareholders		(205,030)	(291,968)	49,695
Attributable to non-controlling interests		17,623	158	27,293
Net (loss) income for the year		(187,407)	(291,810)	76,988
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted (losses) earnings per share – USD	30 (f)	(1.55)	(2.20)	0.38

The accompanying notes are an integral part of these consolidated financial statements

3 of 72

Nexa Resources S.A.

Consolidated statement of comprehensive income

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2024	2023	2022
Net (loss) income for the year		(187,407)	(291,810)	76,988

Other comprehensive (loss) income, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	(872)	732	(1,329)
Deferred income tax		981	(1,269)	998
Translation adjustment of foreign subsidiaries	30 (e)	(184,446)	81,413	64,460
		(184,337)	80,876	64,129

Other comprehensive (loss) income, net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(1,572)	(583)	521
Deferred income tax		535	198	(178)
Changes in fair value of investments in equity instruments	14 (c)	(1,256)	(1,466)	(3,608)
		(2,293)	(1,851)	(3,265)
Other comprehensive (loss) income for the year, net of income tax		(186,630)	79,025	60,864

Total comprehensive (loss) income for the year		(374,037)	(212,785)	137,852
Attributable to NEXA’s shareholders		(378,759)	(217,840)	105,783
Attributable to non-controlling interests		4,722	5,055	32,069
Total comprehensive (loss) income for the year		(374,037)	(212,785)	137,852

The accompanying notes are an integral part of these consolidated financial statements

4 of 72

Nexa Resources S.A.

Consolidated balance sheet

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	2024	2023
Current assets
Cash and cash equivalents	15	620,537	457,259
Financial investments		19,693	11,058
Other financial instruments	16 (a)	5,279	7,801
Trade accounts receivables	17	140,793	141,910
Inventory	18	325,196	339,671
Recoverable income tax		7,575	15,193
Other assets	19	88,195	86,934
		1,207,268	1,059,826

Non-current assets
Investments in equity instruments	14 (c)	5,093	5,649
Other financial instruments	16 (a)	3	92
Deferred income tax	11 (b)	236,887	235,073
Recoverable income tax		5,540	6,237
Other assets	19	135,726	129,614
Investments in associates		29,488	44,895
Property, plant and equipment	21	2,097,508	2,438,614
Intangible assets	22	834,687	909,279
Right-of-use assets	23	85,265	74,818
		3,430,197	3,844,271

Total assets		4,637,465	4,904,097

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	50,883	143,196
Lease liabilities	23 (b)	32,747	21,678
Other financial instruments	16 (a)	8,523	19,077
Trade payables	25	443,288	451,603
Confirming payables	26	268,175	234,385
Dividends payable		3,707	2,830
Asset retirement, restoration and environmental obligations	27	47,561	33,718
Provisions	28	13,481	-
Contractual obligations	29	31,686	37,432
Salaries and payroll charges		70,234	68,165
Tax liabilities		92,346	49,524
Other liabilities	19	82,662	31,186
		1,145,293	1,092,794

Non-current liabilities
Loans and financings	24 (a)	1,711,750	1,582,370
Lease liabilities	23 (b)	63,152	55,727
Other financial instruments	16 (a)	28,611	27,045
Asset retirement, restoration and environmental obligations	27	231,825	281,201
Tax liabilities		96,563	17,292
Provisions	28	32,151	56,787
Deferred income tax	11 (b)	132,535	166,406
Contractual obligations	29	69,272	79,680
Other liabilities	19	66,020	92,758
		2,431,879	2,359,266

Total liabilities		3,577,172	3,452,060

Shareholders’ equity	30
Attributable to NEXA’s shareholders		813,930	1,197,324
Attributable to non-controlling interests		246,363	254,713
		1,060,293	1,452,037
Total liabilities and shareholders’ equity		4,637,465	4,904,097

The accompanying notes are an integral part of these consolidated financial statements

5 of 72

Nexa Resources S.A.

Consolidated statement of cash flows

Years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Note	2024	2023	2022
Cash flows from operating activities
(Loss) Income before income tax		(71,851)	(296,084)	227,971
Depreciation and amortization	7	330,198	310,475	292,140
Impairment loss of long-lived assets	31	32,870	114,643	32,512
Share in the results of associates		(21,223)	(23,536)	(1,885)
Interest, foreign exchange and other financial effects		230,858	137,405	127,630
Loss on sale and write-off of property, plant and equipment	9	16,183	3,734	698
Gain on divestments	1 (a)	(9,028)	-	-
Other restoration obligations	9	-	6,960	-
Tax voluntary disclosure – VAT matters	9 (iv)	-	102,939	-
Changes in provisions and other assets impairments		(15,512)	(37,800)	84,393
Changes in fair value of loans and financings	24 (c)	3,627	525	1,472
Debt modification gain	24 (c)	(3,142)	-	-
Changes in fair value of derivative financial instruments	16 (c)	(194)	(12,514)	(14,947)
Changes in fair value of energy forward contracts	16 (d)	(81)	15,663	-
Changes in fair value of offtake agreement	16 (e)	3,347	(2,268)	(24,267)
Contractual obligations	29 (a)	21,084	10,121	10,565
Price cap on offtake agreement	16 (e)	(3,246)	-	-
Decrease (increase) in assets
Trade accounts receivable		(85,208)	58,067	(29,215)
Inventory		(34,728)	127,002	(75,071)
Other financial instruments		(4,762)	13,271	8,648
Other assets		(117,318)	(70,948)	(72,607)
Increase (decrease) in liabilities
Trade payables		139,089	(451)	(32,476)
Confirming payables		38,335	17,074	(16,348)
Other liabilities		82,980	(42,785)	(17,448)
Cash provided by operating activities		532,278	431,493	501,765
Interest paid on loans and financings	24 (c)	(128,068)	(113,018)	(109,263)
Interest paid on lease liabilities	23 (b)	(11,645)	(6,086)	(1,543)
Premium paid on bonds repurchase	24 (b)	(7,069)	-	(3,277)
Income tax paid		(35,776)	(56,191)	(118,719)
Net cash provided by operating activities		349,720	256,198	268,963
Cash flows from investing activities
Additions of property, plant and equipment		(259,010)	(310,150)	(382,468)
Additions of intangible assets		(5,748)	(3,087)	(4,595)
Net sales of financial investments		(663)	19,556	10,647
Purchase of stake in subsidiary from non-controlling shareholders		510	-	-
Proceeds from the sale of property, plant and equipment		738	1,229	751
Proceeds from the sale of Morro Agudo		2,078	-	-
Dividends received	30 (g)	25,185	22,100	7,867
Investments in equity instruments	14 (c)	(700)	-	(7,000)
Acquisition of additional shares in associates		-	-	(4,136)
Net cash used in investing activities		(237,610)	(270,352)	(378,934)
Cash flows from financing activities
New loans and financings	24 (c)	799,439	56,408	95,621
Debt issue costs	24 (c)	(7,577)	(74)	(128,533)
Payments of loans and financings	24 (c)	(681,475)	(27,087)	(24,639)
Payments of lease liabilities	23 (b)	(32,056)	(15,170)	(19,424)
Dividends paid	30 (g)	(15,529)	(23,713)	(68,466)
Contribution of non-controlling interest capital		(866)	-	-
Payments of share premium		-	(25,000)	(6,126)
Net cash provided by (used in) financing activities		61,936	(34,636)	(151,567)

Foreign exchange effects on cash and cash equivalents		(10,768)	8,223	15,547

Increase (decrease) in cash and cash equivalents		163,278	(40,567)	(245,991)
Cash and cash equivalents at the beginning of the year		457,259	497,826	743,817
Cash and cash equivalents at the end of the year		620,537	457,259	497,826
Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(64,955)	(68,428)	(2,450)
Additions to property, plant and equipment		(18,581)	-	-
Write-offs of property, plant and equipment	21 (a)	16,579	4,089	1,449
Write-offs of right of use assets	23 (a)	(5,348)	(7,374)	-
Additions to intangible assets related to offtake agreement and other intangibles		-	-	(52,934)
Increase in investment in associates		-	-	(32,456)
Derecognition of Nexa’s share of Enercan’s property, plant and equipment, intangible assets and financial investments		-	-	46,858

The accompanying notes are an integral part of these consolidated financial statements

6 of 72

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid-in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2022 – Note 3.1.1 (f)	132,438	1,043,755	1,245,418	(745,178)	(292,052)	1,384,381	258,007	1,642,388
Net income for the year	-	-	-	49,695	-	49,695	27,293	76,988
Other comprehensive income for the year	-	-	-	-	56,088	56,088	4,776	60,864
Total comprehensive income for the year	-	-	-	49,695	56,088	105,783	32,069	137,852
Dividends distribution to NEXA's shareholders - USD 0.33 per share – note 30 (g)	-	-	-	(43,874)	-	(43,874)	-	(43,874)
Share premium distribution to NEXA's shareholders - USD 0.05 per share – note 30 (g)	-	(6,126)	-	-	-	(6,126)	-	(6,126)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(23,075)	(23,075)
Other equity movements	-	-	-	-	-	-	1,008	1,008
Total contributions by and distributions to shareholders	-	(6,126)	-	(43,874)	-	(50,000)	(22,067)	(72,067)
At December 31, 2022 – Note 3.1.1 (f)	132,438	1,037,629	1,245,418	(739,357)	(235,964)	1,440,164	268,009	1,708,173
Net (loss) income for the year	-	-	-	(291,968)	-	(291,968)	158	(291,810)
Other comprehensive income for the year	-	-	-	-	74,128	74,128	4,897	79,025
Total comprehensive (loss) income for the year	-	-	-	(291,968)	74,128	(217,840)	5,055	(212,785)
Share premium distribution to NEXA's shareholders – USD 0.19 per share – note 30 (g)	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests – note 30 (g)	-	-	-	-	-	-	(18,351)	(18,351)
Total contributions by and distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(18,351)	(43,351)
At December 31, 2023 – Note 3.1.1 (f)	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037

The accompanying notes are an integral part of these consolidated financial statements

7 of 72

Nexa Resources S.A.

Consolidated statement of changes in shareholders’ equity

At and for the years ended on December 31

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid-in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2024	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) income for the year	-	-	-	(205,030)	-	(205,030)	17,623	(187,407)
Other comprehensive loss for the year	-	-	-	-	(173,729)	(173,729)	(12,901)	(186,630)
Total comprehensive loss for the year	-	-	-	(205,030)	(173,729)	(378,759)	4,722	(374,037)
Dividends distribution to non-controlling interests – note 30 (g)	-	-	-	-	-	-	(17,351)	(17,351)
Acquisition of non-controlling interests 30 (h)	-	-	-	(4,635)	-	(4,635)	3,769	(866)
Purchase of shares in subsidiary from non-controlling shareholders	-	-	-	-	-	-	510	510
Total distributions to shareholders	-	-	-	(4,635)	-	(4,635)	(13,072)	(17,707)
At December 31, 2024	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293

The accompanying notes are an integral part of these consolidated financial statements

8 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil, including the Aripuanã mine, which, at the end of June 2024, transitioned into an ongoing operation. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

(a)	Divestments

On March 19, 2024, Nexa Recursos Minerais S.A. (Nexa BR) announced the suspension of its mining operations at the Morro Agudo Complex in the state of Minas Gerais, Brazil, effective May 1, 2024. Subsequently, on April 5, 2024, Nexa BR signed a sale and purchase agreement to sell the Morro Agudo and Ambrosia mines (Morro Agudo CGU, classified within the mining segment operation).

On July 1, 2024, Nexa successfully concluded the sale of the Morro Agudo Complex. According to the sales agreement, Nexa was entitled to receive an amount of approximately BRL 60,565 thousand (approximately USD 10,895) from the purchaser.

On November 22, 2024, and December 23, 2024, the Company also concluded the sale of two non-operational subsidiaries, the Compañía Minera Cerro Colorado S.A.C. (owner of the greenfield Pukaqaqa Project) for the total amount of USD 4,300, recognizing a gain of USD 322, and the Minera Pampa de Cobre S.A.C. (owner of the Chapi copper mine) for the total amount of USD 251 recognizing a gain of USD 8,806. The total gain on these sales of USD13,278 is included in “Other income and expenses (net)”.

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

9 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company defines Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year.

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

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,349,666	1,997,341	(604,034)	23,508	2,766,481
Cost of sales	(1,011,742)	(1,799,773)	604,034	(20,929)	(2,228,410)
Gross profit	337,924	197,568	-	2,579	538,071

Selling, general and administrative	(66,307)	(57,197)	-	(3,824)	(127,328)
Mineral exploration and project evaluation	(60,939)	(7,887)	-	850	(67,976)
Impairment loss of long-lived assets	(32,870)	-	-	-	(32,870)
Other income and expenses, net	(41,714)	7,984	-	219	(33,511)
Operating (loss) income	136,094	140,468	-	(176)	276,386

Depreciation and amortization	243,111	86,458	-	629	330,198
Miscellaneous adjustments	84,866	22,630	-	-	107,496
Adjusted EBITDA	464,071	249,556	-	453	714,080
Change in fair value of offtake agreement - note 16 (e) / (i)					(102)
Impairment loss of long-lived assets – note 31					(32,870)
Impairment (reversal) of other assets					(307)
Aripuanã ramp-up impacts (ii)					(25,158)
Loss on sale and write-off of property, plant and equipment					(16,183)
Remeasurement in estimates of asset retirement obligations - note 27 (a)					5,310
Remeasurement adjustment of streaming agreement - note 29					(21,084)
Change in fair value of energy forward contracts - note 16 (d)/(iii)					81
Other restoration obligations (iv)					(1,026)
Divestment and restructuring (v)					9,028
Dividends received in cash - note 30 (g)/(vi)					(25,185)
Miscellaneous adjustments					(107,496)
Depreciation and amortization					(330,198)
Share in Result of associate					21,223
Net financial results					(369,460)
Loss before income tax					(71,851)

10 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

					2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,090,276	1,946,661	(468,250)	4,546	2,573,233
Cost of sales	(1,026,178)	(1,726,271)	468,250	9,842	(2,274,357)
Gross profit	64,098	220,390	-	14,388	298,876

Selling, general and administrative	(61,690)	(61,097)		(3,812)	(126,599)
Mineral exploration and project evaluation	(90,238)	(9,374)	-	-	(99,612)
Impairment loss of long-lived assets	(109,347)	(5,296)	-	-	(114,643)
Other income and expenses, net	(67,876)	(26,412)	-	(16,296)	(110,584)
Operating (loss) income	(265,053)	118,211	-	(5,720)	(152,562)
					-
Depreciation and amortization	229,153	80,471	-	851	310,475
Miscellaneous adjustments	196,529	51,599	-	-	248,128
Adjusted EBITDA	160,629	250,281	-	(4,869)	406,041
Changes in fair value of offtake agreement (i)					2,268
Impairment loss of long-lived assets – note 31					(114,643)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(15,494)
Loss on sale of property, plant and equipment					(3,734)
Remeasurement in estimates of asset retirement obligations					3,125
Remeasurement adjustment of streaming agreement – note 29					(10,121)
Change in fair value of energy forward contracts - note 16 (d)/(iii)					(15,663)
Tax voluntary disclosure – VAT matters – note 9					(86,906)
Other restoration obligations (iv)					(6,960)
Miscellaneous adjustments					(248,128)
Depreciation and amortization					(310,475)
Share in result of associates					23,536
Net financial results					(167,058)
Loss before income tax					(296,084)

					2022
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,248,027	2,466,967	(683,583)	2,579	3,033,990
Cost of sales	(904,370)	(2,190,530)	683,583	17,381	(2,393,936)
Gross profit	343,657	276,437	-	19,960	640,054

Selling, general and administrative	(64,219)	(60,287)	-	(20,664)	(145,170)
Mineral exploration and project evaluation	(88,867)	(9,934)	-	-	(98,801)
Impairment loss of long-lived assets	(32,276)	(236)	-	-	(32,512)
Other income and expenses, net	(32,787)	43,049	-	(12,936)	(2,674)
Operating (loss) income	125,508	249,029	-	(13,640)	360,897

Depreciation and amortization	206,540	77,904	-	7,696	292,140
Miscellaneous adjustments	110,993	(825)	-	-	110,168
Adjusted EBITDA	443,041	326,108	-	(5,944)	763,205
Changes in fair value of offtake agreement (i)					24,267
Impairment loss of long-lived assets – note 31					(32,512)
Ramp-up expenses of greenfield projects (Aripuanã) (ii)					(87,540)
Impairment of other assets					(9,302)
Loss on sale of property, plant and equipment					(698)
Remeasurement in estimates of asset retirement obligations					6,182
Remeasurement adjustment of streaming agreement – Note 29					(10,565)
Miscellaneous adjustments					(110,168)
Depreciation and amortization					(292,140)
Share in result of associates					1,885
Net financial results					(134,811)
Income before income tax					227,971

(i) This amount represents the change in the fair value of the offtake agreement described in note 16 (e), which is being measured at Fair value through profit and loss (“FVTPL”). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) Excludes the impact of commissioning, pre-operating, and ramp-up expenses of greenfield projects. For the year 2024, corresponds to the effects of idle capacity costs of the Aripuanã of USD 25,499 and excludes the net reversal of the net realizable value provision of Aripuanã’s inventory of USD 341 (excluding the depreciation portion). Aripuanã completed its ramp-up phase at the end of the second quarter of 2024.

11 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(iii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix, as disclosed in note 16 (d). This change in the fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(iv) Change of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste as disclosed in note 27 (a) (iii). As such, they have not contributed to Nexa’s operational performance.

(v) Refers to the effects of restructuring obligations, and the gain or loss related to the divestments, as mentioned in note 9. These amounts are excluded from the Adjusted EBITDA calculation, as they do not specifically reflect Nexa’s operational performance.

(vi) Refers to dividends received from associate company Campos Novos Energia S.A – Enercan, an entity focused on energy generation. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, the chief operating decision maker (CODM) considers Nexa’s energy costs for a given period together with dividends received from Enercan during such period. Nexa recognized its share of the assets, liabilities, revenues and expenses for its interest in Enercan until November 2022, when it ceased to be a jointly controlled operation. Beginning in 2024, Nexa includes these dividends in its segmented Adjusted EBITDA, as the CODM considers them jointly with Nexa’s energy costs.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2024, were approved for issue in accordance with a resolution of the Board of Directors on February 20, 2025.

3.1	Revision of the previously issued consolidated financial statements

During the third quarter of 2024, the Company identified an error in the previously issued consolidated financial statements as of and for the years ended December 31, 2023, and 2022 related to the recognition of contracts containing lease arrangements. The error resulted in the non-recognition of right-of-use assets and lease liabilities, as well as the misstatement of costs and expenses that should have impacted the Company’s results through the amortization of right-of-use assets and interest expense on the lease liabilities, instead of being recorded as costs and operational expenses related to third-party services.

The Company’s management performed a quantitative and qualitative analysis and concluded that the error was not material to the previously issued financial statements as of and for the years ended December 31, 2023, and 2022 that would require restatement of the previously issued financial statements. Despite the fact it was immaterial, the Company revised the comparative information for the years ended December 31, 2023, and 2022 to reflect the adjustments. The revisions reflect the recognition of right-of-use assets of USD 63,590 and lease liabilities of USD 68,187 in the Company’s consolidated balance sheet as of December 31, 2023, and the related amounts affecting the Company’s other financial statements for the years ended December 31, 2023, and 2022 are shown in the tables below. The effect of the error in periods prior to January 1, 2022, was recorded in retained earnings (or cumulative deficit) in the statement of changes in shareholders’ equity as of January 1, 2022.

12 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

3.1.1	Consolidated financial impacts

The following tables present the adjustments and the revised figures to the previously issued consolidated financial statements.

(a)	Consolidated income statement

	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Cost of sales	(2,276,757)	(2,395,180)	2,400	1,244	(2,274,357)	(2,393,936)
Gross profit	296,476	638,810	2,400	1,244	298,876	640,054

Operating expenses
Selling, general and administrative	(126,948)	(145,543)	349	373	(126,599)	(145,170)
Mineral exploration and project evaluation	(99,666)	(98,862)	54	61	(99,612)	(98,801)
	(451,841)	(279,591)	403	434	(451,438)	(279,157)
Operating (loss) income	(155,365)	359,219	2,803	1,678	(152,562)	360,897

Net financial results
Financial income	25,503	25,018	290	-	25,793	25,018
Financial expenses	(204,184)	(168,694)	(5,707)	(1,084)	(209,891)	(169,778)
	(161,641)	(133,727)	(5,417)	(1,084)	(167,058)	(134,811)

Loss before income tax	(293,470)	227,377	(2,614)	594	(296,084)	227,971

Income tax benefit (expense)	4,274	(150,983)	-	-	4,274	(150,983)

Net (loss) income for the year	(289,196)	76,394	(2,614)	594	(291,810)	76,988
Attributable to NEXA's shareholders	(289,354)	49,101	(2,614)	594	(291,968)	49,695
Attributable to non-controlling interests	158	27,293	-	-	158	27,293
Net (loss) income for the year	(289,196)	76,394	(2,614)	594	(291,810)	76,988
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Basic and diluted loss per share – USD	(2.18)	0.37	(0.02)	0.01	(2.20)	0.38

(b)	Consolidated balance sheet

	(As previously reported)	Adjustments	(Revised)
	2023		2023
Non-current assets
Right-of-use assets	11,228	63,590	74,818
	3,780,681	63,590	3,844,271
Total assets	4,840,507	63,590	4,904,097

Liabilities and shareholders’ equity
Current liabilities
Lease liabilities	3,766	17,912	21,678
	1,074,882	17,912	1,092,794

Non-current liabilities
Lease liabilities	5,452	50,275	55,727
	2,308,991	50,275	2,359,266

Total liabilities	3,383,873	68,187	3,452,060

Shareholders’ equity
Attributable to NEXA’s shareholders	1,201,921	(4,597)	1,197,324
Attributable to non-controlling interests	254,713	-	254,713
	1,456,634	(4,597)	1,452,037
Total liabilities and shareholders’ equity	4,840,507	63,590	4,904,097

13 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(c)	Consolidated cash flow

	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Loss before income tax	(293,470)	227,377	(2,614)	594	(296,084)	227,971
Depreciation and amortization	298,393	290,937	12,082	1,203	310,475	292,140
Interest and foreign exchange effects	131,988	126,545	5,417	1,085	137,405	127,630
Cash provided by operating activities	416,608	498,883	14,885	2,882	431,493	501,765
Interest paid on lease liabilities	(553)	(994)	(5,533)	(549)	(6,086)	(1,543)
Net cash provided by operating activities	246,846	266,630	9,352	2,333	256,198	268,963
Payments of lease liabilities	(5,818)	(17,091)	(9,352)	(2,333)	(15,170)	(19,424)
Net cash used in financing activities	(25,284)	(149,234)	(9,352)	(2,333)	(34,636)	(151,567)
Increase (decrease) in cash and cash equivalents	(40,567)	(245,991)	-	-	(40,567)	(245,991)
Cash and cash equivalents at the beginning of the year	497,826	743,817	-	-	497,826	743,817
Cash and cash equivalents at the end of the year	457,259	497,826	-	-	457,259	497,826
Non-cash investing and financing transactions
Additions to right-of-use assets	(10,304)	(2,018)	(58,124)	(432)	(68,428)	(2,450)

(d)	Consolidated Earnings per share

	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Net (loss) income for the year attributable to NEXA's shareholders	(289,354)	49,101	(2,614)	594	(291,968)	49,695
Weighted average number of outstanding shares – in thousands	132,439	132,439	-	-	132,439	132,439
Earnings (losses) per share - USD	(2.18)	0.37	(0.02)	0.01	(2.20)	0.38

(e)	Consolidated statement of comprehensive income

	(As previously reported)		Adjustments		(Revised)
	2023	2022	2023	2022	2023	2022
Net (loss) income for the year	(289,196)	76,394	(2,614)	594	(291,810)	76,988

Translation adjustment of foreign subsidiaries	81,315	65,243	98	(783)	81,413	64,460
	80,778	64,912	98	(783)	80,876	64,129

Other comprehensive income (loss) for the year, net of income tax	78,927	61,647	98	(783)	79,025	60,864

Other comprehensive (loss) income for the year, net of income tax	(210,269)	138,041	(2,516)	(189)	(212,785)	137,852
Attributable to NEXA’s shareholders	(215,324)	105,972	(2,516)	(189)	(217,840)	105,783
Attributable to non-controlling interests	5,055	32,069	-	-	5,055	32,069
Other comprehensive (loss) income for the year, net of income tax	(210,269)	138,041	(2,516)	(189)	(212,785)	137,852

14 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(f)	Consolidated statement of changes in shareholders’ equity

		(As previously reported)					Adjustments				(Revised)
	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2022	(746,308)	(289,030)	1,386,273	1,644,280	1,130	(3,022)	(1,892)	(1,892)	(745,178)	(292,052)	1,384,381	1,642,388
Net loss for the year	49,101	-	49,101	76,394	594	-	594	594	49,695	-	49,695	76,988
Other comprehensive income (loss) for the year	-	56,871	56,871	61,647	-	(783)	(783)	(783)	-	56,088	56,088	60,864
Total comprehensive income (loss) for the year	49,101	56,871	105,972	138,041	594	(783)	(189)	(189)	49,695	56,088	105,783	137,852
At December 31, 2022	(741,081)	(232,159)	1,442,245	1,710,254	1,724	(3,805)	(2,081)	(2,081)	(739,357)	(235,964)	1,440,164	1,708,173

			(As previously reported)				Adjustments				(Revised)
	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive income (loss)	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2023	(741,081)	(232,159)	1,442,245	1,710,254	1,724	(3,805)	(2,081)	(2,081)	(739,357)	(235,964)	1,440,164	1,708,173
Net loss for the year	(289,354)	-	(289,354)	(289,196)	(2,614)	-	(2,614)	(2,614)	(291,968)	-	(291,968)	(291,810)
Other comprehensive income (loss) for the year	-	74,030	74,030	78,927	-	98	98	98	-	74,128	74,128	79,025
Total comprehensive (loss) income for the year	(289,354)	74,030	(215,324)	(210,269)	(2,614)	98	(2,516)	(2,516)	(291,968)	74,128	(217,840)	(212,785)
At December 31, 2023	(1,030,435)	(158,129)	1,201,921	1,456,634	(890)	(3,707)	(4,597)	(4,597)	(1,031,325)	(161,836)	1,197,324	1,452,037

(g)	Consolidated information by business segment

									2023
		(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(1,028,281)	(1,726,568)	(2,276,757)	2,103	297	2,400	(1,026,178)	(1,726,271)	(2,274,357)
Gross profit	61,995	220,093	296,476	2,103	297	2,400	64,098	220,390	298,876
Selling, general and administrative	(61,903)	(61,233)	(126,948)	213	136	349	(61,690)	(61,097)	(126,599)
Mineral exploration and project evaluation	(90,297)	(9,369)	(99,666)	59	(5)	54	(90,238)	(9,374)	(99,612)
Operating (loss) income	(267,428)	117,783	(155,365)	2,375	428	2,803	(265,053)	118,211	(152,562)
Depreciation and amortization	219,957	77,585	298,393	9,196	2,886	12,082	229,153	80,471	310,475
Adjusted EBITDA	149,058	246,967	391,156	11,571	3,314	14,885	160,629	250,281	406,041
Depreciation and amortization			(298,393)			(12,082)			(310,475)
Net financial results			(161,641)			(5,417)			(167,058)
Loss before income tax			(293,470)			(2,614)			(296,084)

15 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

									2022
		(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(905,241)	(2,190,903)	(2,395,180)	871	373	1,244	(904,370)	(2,190,903)	(2,393,936)
Gross profit	342,786	276,064	638,810	871	373	1,244	343,657	276,437	640,054
Selling, general and administrative	(64,444)	(60,435)	(145,543)	225	148	373	(64,219)	(60,287)	(145,170)
Mineral exploration and project evaluation	(88,947)	(9,915)	(98,862)	80	(19)	61	(88,867)	(9,934)	(98,801)
Operating income (loss)	124,332	248,527	359,219	1,176	502	1,678	125,508	249,029	360,897
Depreciation and amortization	204,514	78,727	290,937	2,026	(823)	1,203	206,540	77,904	292,140
Adjusted EBITDA	439,839	326,429	760,324	3,202)	(321)	2,881	443,041	326,108	763,205
Depreciation and amortization			(290,937)			(1,203)			(292,140)
Net financial results			(133,727)			(1,084)			(134,811)
Income before income tax			227,377			594			227,971

(h)	Consolidated changes in right-of-use

			(As previously reported)						Adjustments				(Revised)
				2023					2023				2023
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at the beginning of the year
Cost	7,300	18,106	282	18,830	44,518	8,482	14,214	756	(12,362)	11,090	15,782	32,320	1,038	6,468	55,608
Accumulated amortization	(4,467)	(15,394)	(84)	(17,678)	(37,623)	100	(3,880)	(473)	13,266	9,013	(4,367)	(19,274)	(557)	(4,412)	(28,610)
Balance at the beginning of the year	2,833	2,712	198	1,152	6,895	8,582	10,334	283	904	20,103	11,415	13,046	481	2,056	26,998
New contracts	375	7,109	117	2,703	10,304	73	49,131	-	8,920	58,124	448	56,240	117	11,623	68,428
Disposals and write-offs	-	(874)	-	-	(874)	-	(6,500)	-	-	(6,500)	-	(7,374)	-	-	(7,374)
Amortization	(1,034)	(1,874)	(61)	(1,884)	(4,853)	(190)	(10,021)	(153)	(1,718)	(12,082)	(1,224)	(11,895)	(214)	(3,602)	(16,935)
Remeasurement	197	(275)	(120)	-	(198)	795	422	86	-	1,303	992	147	(34)	-	1,105
Transfers	-	(114)	-	-	(114)	-	-	-	-	-	-	(114)	-	-	(114)
Foreign exchange effects	17	45	(1)	7	68	710	1,705	18	209	2,642	727	1,750	17	216	2,710
Balance at the end of the year	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818
Cost	6,278	16,079	317	22,766	45,440	10,049	59,553	747	(4,227)	66,122	16,327	75,632	1,064	18,539	111,562
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(79)	(14,482)	(513)	12,542	(2,532)	(3,969)	(23,832)	(697)	(8,246)	(36,744)
Balance at the end of the year	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818

16 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i)	Consolidated changes in lease labilities

	(As previously reported)	Adjustments	(Revised)
	2023		2023
Balance at the beginning of the year	5,021	22,184	27,205
New contracts	10,304	58,124	68,428
Leasing contract and write-offs	-	(6,790)	(6,790)
Payments of lease liabilities	(5,818)	(9,352)	(15,170)
Interest paid on lease liabilities	(553)	(5,533)	(6,086)
Remeasurement	(198)	1,303	1,105
Accrued interest– note 10	427	5,705	6,132
Foreign exchange effects	35	2,546	2,581
Balance at the end of the year	9,218	68,187	77,405

Current liabilities	3,766	17,912	21,678
Non-current liabilities	5,452	50,275	55,727

4	Principles of consolidation

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

	Percentage of shares		Company	Headquarter	Functional	Activities
	2024	2023	Controls		Currency
Subsidiaries
Nexa Recursos Minerais S.A. – "NEXA BR"	100	100	Directly	Brazil	Real – BRL	Mining / Smelting
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.99	99.99	Directly	Peru	US Dollar - USD	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	US Dollar – USD	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	US Dollar – USD	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
Mineração Santa Maria Ltda.	99.99	99.99	Indirectly	Brazil	Real – BRL	Mining projects
Pollarix S.A. - "Pollarix" (i)	33.33	33.33	Indirectly	Brazil	Real – BRL	Energy
Karmin - Holding Ltda.	100	100	Indirectly	Brazil	Real - BRL	Holding and others
Mineração Rio Aripuanã Ltda.	100	100	Indirectly	Brazil	Real – BRL	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Canadian dollar – CAD	Holding and others
Nexa Resources El Porvenir S.A.C. – “El Porvenir”	99.99	99.99	Indirectly	Peru	US Dollar – USD	Mining
Minera Pampa de Cobre S.A.C (ii)	-	99.99	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources Perú S.A.A. – "NEXA Peru"	83.55	83.55	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha" (iii)	86.65	66.62	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources UK Ltd. – "NEXA UK"	100	100	Indirectly	United Kingdom	US Dollar – USD	Mining
Nexa Energy Comercializadora de Energia Ltda.	100	-	Indirectly	Brazil	Real – BRL	Energy
Associates
Campos Novos Energia S.A. – "Enercan"	22.44	22.44		Brazil	Real - BRL	Energy

(i) Nexa, through its wholly owned subsidiary NEXA BR, holds 100% of the common shares of Pollarix (representing 33% of the total shares) which have the total voting rights. Auren a subsidiary of VSA, holds 100% of the preference shares (representing 67% of the total shares), which have the right to receive dividends 93% higher than the amount received by each common share.

17 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii) On December 20, 2024, the Group sold 100% of the common shares of Minera Pampa de Cobre S.A.C, for further information refer to note 1(a).

(iii) For further details about this change refer to note 30 (h).

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

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, an adjustment is made in the consolidation process.

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

In general, there is a presumption that a majority of voting rights results in control. When the Company has less than a majority of the voting rights of an investee, it considers all relevant facts and circumstances to determine whether it has control over the investee. This may include contractual arrangements with the other holders of voting rights in the investee; rights arising from other contractual arrangements; and the Company’s voting rights and potential voting rights that will give it the practical ability to direct the relevant activities of the investee unilaterally.

Intercompany transactions, balances, and unrealized gains on transactions between companies in the consolidated group are eliminated in full on consolidation. Unrealized losses are also eliminated unless the transaction indicates impairment of the transferred asset.

(b)	Associates

Associates are initially recognized at cost and adjusted thereafter by the equity method of accounting. An entity is considered to be an associate when the Company is able to exercise significant influence over the financial and operating policy decisions of the entity, without having control of the entity.

(c)	Transaction with non-controlling interests

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

18 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

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

All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders’ equity. When a foreign operation is totally or partially disposed, the translation adjustments that were previously recorded in equity are reclassified to the income statement.

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2024

The Company applied for the first time certain standards and amendments that are effective for annual periods beginning on January 1, 2024. The adoption of these new standards and amendments did not have a material impact on the Company’s consolidated financial statements. The amendments to IAS 7 and IFRS 7 related to Supplier Finance Arrangements were early adopted by the Company in the financial statements at December 31, 2023. The Company has not early adopted any other standard, amendment or interpretation that has been issued but not yet effective.

Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants –Amendments to IAS 1

The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current depending on the rights to defer settlement at the end of the reporting period.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. These disclosures include the carrying amount of the liability, the information about the covenants; and facts and circumstances, if any, indicating that the entity might have difficulty complying with the covenants. Further disclosure about covenants is presented in note 24.

Lease Liability in Sale and Leaseback – Amendments to IFRS 16

The amendments in IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognise any amount of the gain or loss that relates to the right of use it retains.

19 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(b)	New standards and interpretations not yet adopted

There were some standards and amendments that have been issued but are not yet effective, the impact on the Company’s operations or financial statements is under evaluation.

Amendments to IAS 21 - Lack of Exchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.

The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The amendments are not expected to have a material impact on the Company’s Consolidate financial statements.

New standard - IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

It also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest, due to this changes there were consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively.

The Company is currently working to identify the impacts to it financial statements regarding this new standard and the consequential amendments to other standards.

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments should clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system, include further guidance for assessing whether a financial asset meets the payments of principal and interest (SPPI) criterion, define additional disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets), and update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The amendments will become effective for annual periods starting on or after January 1, 2026. Early adoption is permitted, with the option to adopt the amendments early for contingent features only.

20 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company is currently working on identifying all the impacts the amendments will have on its financial statements.

Amendments to IFRS 9 and IFRS 7 - Classification and disclosure of own use and hedge accounting in ‘Contracts Referencing Nature-dependent Electricity’

In December 2024, the IASB amended IFRS 9 and IFRS 7 to address the classification and disclosure of own use and hedge accounting in ‘Contracts Referencing Nature-dependent Electricity’. The amendments pertain to own-use requirements, and hedge accounting requirements, together with related disclosures. The scope of the amendments is narrow and applies only to contracts meeting the specified scoping characteristics.

The effective date of the amendments is for annual reporting periods beginning on or after January 1, 2026, with early application permitted.

The Company is currently working on identifying all the impacts the amendments will have on its financial statements.

(c)	Critical estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements requires the use of estimates, assumptions, and judgments that affect the reported amounts of revenues, expenses, assets, and liabilities, as well as the accompanying disclosures and the disclosure of contingent liabilities as of the reporting date. By definition, critical estimates, assumptions, and judgments seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management must also exercise judgment when applying the Company’s accounting policies.

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

• estimation of asset retirement, restoration and environmental obligations – note 27

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

21 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

To determine the point in time at which a customer obtains control of a promised asset the Company considers the following indicators: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; (iv) the customer has the significant risks and rewards of ownership of the asset; (v) the customer has accepted the asset.

Identification and timing of satisfaction of performance obligations

The Company has two distinct performance obligations included in certain sales contracts:

(i) the promise to provide goods to its customers; and (ii) the promise to provide freight and to contract insurance services to its customers.

Promise to provide goods: this performance obligation is satisfied when the control of such goods is transferred to the final customer, which is substantially determined based on the Incoterm agreed upon in each of the contracts with customers.

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

In 2024, revenues of USD 718,272 approximately 24% of the total gross revenues, (2023: USD 773,230 approximately 27%, and 2022: nil) are derived from two main customers. These revenues are attributed to both segments, mining and smelting.

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

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2024, the pending price adjustments to be made were not material.

Additionally, the Company has a contractual obligation related to a long-term silver streaming arrangement linked to specific production of its Cerro Lindo mine. The Company received an upfront payment in advance of this specific production. The transaction price is linked to the silver production

22 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

and spot market prices, which change over time and, therefore, it is accounted for as variable consideration. For more details about this streaming transaction see note 29.

(a)	Composition
(i)	Gross billing reconciliation

	2024	2023	2022
Gross billing	3,018,937	2,839,597	3,440,863
Billing from products	2,925,797	2,731,872	3,330,975
Billing from freight, contracting insurance services and others	93,140	107,725	109,888
Taxes on sales	(249,202)	(263,979)	(402,064)
Return of products sales	(3,254)	(2,385)	(4,809)
Net revenues	2,766,481	2,573,233	3,033,990

(ii)	Net revenues breakdown

	2024	2023	2022
Zinc	1,687,043	1,682,711	2,093,105
Lead	364,613	321,803	276,438
Copper	359,935	263,376	290,519
Silver	80,167	61,594	57,921
Other products	181,583	136,024	206,119
Freight, insurance services and others	93,140	107,725	109,888
Net revenues	2,766,481	2,573,233	3,033,990

Taxes on sales	249,202	263,979	402,064
Return of products sales	3,254	2,385	4,809
Gross billing	3,018,937	2,839,597	3,440,863

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

(i)	Net revenues by geographical location

	2024	2023	2022
Peru	833,918	654,216	840,362
Brazil	601,041	559,786	846,571
Singapore	234,846	229,278	166,412
Switzerland	224,292	209,312	124,726
United States	166,904	168,965	174,526
Argentina	81,503	94,144	94,433
Chile	78,215	83,459	120,060
Luxembourg	71,285	78,474	95,252
United Kingdom	62,589	14,815	3,439
South Korea	60,423	39,985	32,406
Austria	42,758	47,919	48,676
Japan	39,712	32,054	71,370
South Africa	39,446	41,350	55,864
Colombia	31,209	36,066	64,013
Taiwan	30,455	26,901	65,036
Germany	23,222	16,274	3,764
Turkey	20,593	26,606	54,955
Vietnam	18,724	5,006	8,396
Ecuador	11,088	14,554	15,433
Belgium	9,011	19,824	17,905
China	7,570	65,910	-
Netherlands	5,457	16,045	13,623
Italy	4,153	9,479	9,586
Malaysia	3,361	18,738	26,033
Other	64,706	64,073	81,149
Net revenues	2,766,481	2,573,233	3,033,990

(ii)	Net revenues by currency

	2024	2023	2022
USD	2,239,869	2,050,053	2,251,866
Brazilian Real (“BRL”)	526,612	523,180	782,124
Net revenues	2,766,481	2,573,233	3,033,990

23 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

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

				2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,187,542)	-	-	(1,187,542)
Third-party services	(481,942)	(43,170)	(49,197)	(574,309)
Depreciation and amortization	(322,135)	(7,375)	(688)	(330,198)
Employee benefit expenses	(209,526)	(60,124)	(9,630)	(279,280)
Others	(27,265)	(16,659)	(8,461)	(52,385)
	(2,228,410)	(127,328)	(67,976)	(2,423,714)

				2023
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,228,138)	-	-	(1,228,138)
Third-party services	(508,556)	(44,441)	(73,210)	(626,207)
Depreciation and amortization	(306,251)	(4,025)	(199)	(310,475)
Employee benefit expenses	(204,269)	(53,534)	(13,786)	(271,589)
Others	(27,143)	(24,599)	(12,417)	(64,159)
	(2,274,357)	(126,599)	(99,612)	(2,500,568)

				2022
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,421,712)	-	-	(1,421,712)
Third-party services	(474,280)	(40,237)	(64,959)	(579,476)
Depreciation and amortization	(283,928)	(4,286)	(58)	(288,272)
Employee benefit expenses	(181,375)	(58,864)	(18,030)	(258,269)
Others	(32,641)	(41,783)	(15,754)	(90,178)
	(2,393,936)	(145,170)	(98,801)	(2,637,907)

(i) As of December 31, 2024, the Company recognized USD 3,661 in Cost of sales related to idle-capacity costs in El Porvenir due to the suspension of the mine for ten days (USD 12,455 as of December 31, 2023) and USD 34,591 including depreciation of USD 9,092 (USD 77,639 including depreciation of USD 22,024 as of December 31, 2023) related to the idleness of the Aripuanã mine and plant capacity incurred during the ramp-up phase. Idle capacity costs are calculated considering the significant reduction in the level of production due to unusual events.

8	Mineral exploration and project evaluation

Accounting policy

Mineral exploration and project evaluation costs are expensed in the year in which they are incurred.

Mineral exploration activities involve the search for mineral resources from potential areas up to the determination of commercial viability and technical feasibility of an identified resource. Mineral exploration costs include gathering exploration data through geological and geophysical studies, conducting exploration drilling and sampling, and determining and examining the volume and grade of the identified resources.

Project evaluation costs are mainly related to scoping, pre-feasibility and feasibility studies for greenfield and brownfield projects. Additionally, these evaluation costs could also include costs incurred for studies

24 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

related to other corporate projects, research, innovation, automation, and information technology projects.

Note 22 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2024	2023	2022
Mineral exploration	(48,855)	(57,988)	(61,925)
Project evaluation	(19,121)	(41,624)	(36,876)
	(67,976)	(99,612)	(98,801)

9	Other income and expenses, net

	2024	2023	2022
ICMS tax incentives (i)	-	32,338	56,697
Changes in fair value of offtake agreement - note 16 (e)	(3,347)	2,268	24,267
Pre-operating expenses related to Aripuanã (ii)	-	-	(45,800)
Impairment of other assets (iii)	-	-	(9,302)
Changes in fair value of derivative financial instruments – note 16 (c)	746	(1,385)	1,363
(Loss) gain on sale and write-off of property, plant and equipment	(16,183)	(3,734)	(698)
Changes in asset retirement, restoration and environmental obligations – note 27	13,750	(10,125)	(1,512)
Slow moving and obsolete inventory	(10,897)	(4,372)	(11,511)
Provision for legal claims	1,908	(13,892)	(7,664)
Contribution to communities	(14,554)	(13,134)	(17,233)
Tax Voluntary disclosure (iv)	-	(86,906)	-
Changes in fair value of energy forward contracts – note 16 (d)	81	(15,663)	-
Divestment and restructuring (v)	9,028	-	-
Others	(14,043)	4,021	8,719
	(33,511)	(110,584)	(2,674)

(i) In December 2021, the Company adhered to a Brazilian Law which states that government grants of the “Imposto sobre circulação de mercadorias e serviços” (“ICMS”) tax incentives are considered investment subsidies and should be excluded from taxable income for the purpose of calculating the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Income tax (“CSLL”).

On December 29, 2023, a new law No. 14,789/2023 was published, revoking the treatment for purposes of IRPJ and CSLL of subsidies for investments by creating a new tax credit mechanism. The new rule also provides a limited concept of subsidy of investments only covering VAT benefits aimed to implement or expand an economic enterprise.

This new regulation came into effect in 2024, and the Company assessed that, for now, it should not continue to exclude the ICMS tax incentives from the IRPJ/CSLL basis.

(ii) In 2022, the main amounts were related to the idleness of the Aripuanã mine and plant relative to its nameplate capacity, which were recorded in this account until Aripuanã started to generate revenues in November 2022, when the idleness amounts started to be recorded as “Cost of sales”.

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

This investigation concluded in the beginning of 2024. There still remain payments of 46 and 59 monthly installment to be adjusted by the SELIC (the Brazilian federal funds rate) interest rate. The Company has made 25 payments, and the SELIC interest rate varied between 0.97% and 0.93% during the year.

(v) Refers to divestments of the Peruvian subsidiaries, the Compañía Minera Cerro Colorado and the Minera Pampa de Cobre as well as, obligations related to restructuring expenses regarding the Morro Agudo sales agreement mentioned in note 1 (a).

25 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

10	Net financial results

Accounting policy

(i) Financial expenses

Financial costs of obligations are recognized as expenses when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial amount of time to be ready for use, which are capitalized within property, plant and equipment and/or intangibles assets.

(ii) Financial income

Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net is composed of the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange gains or losses.

	2024	2023	2022
Financial income
Interest income on financial investments and cash equivalents	11,853	11,622	16,913
Interest on tax credits	357	1,012	980
Monetary adjustments on assets	5,610	5,946	2,565
Other financial income	6,208	7,213	4,560
	24,028	25,793	25,018

Financial expenses
Interest on loans and financings	(130,268)	(110,734)	(104,689)
Interest accrual on asset retirement and environmental obligations	(27,734)	(26,969)	(23,662)
Interest on lease liabilities - note 23 (b)	(13,517)	(6,134)	(1,626)
Interest on factoring operations and confirming payables	(16,391)	(16,624)	(4,791)
Interest on other liabilities	(15,014)	(9,215)	(11,472)
Bonds repurchase - note 24 (b)	(7,069)	-	(3,277)
Interest on contractual obligations	(6,424)	(5,329)	(5,801)
Interest on VAT matters – note 9 (iv)	(1,203)	(16,033)	-
Other financial expenses	(26,075)	(18,853)	(14,460)
	(243,695)	(209,891)	(169,778)

Other financial items, net
Changes in fair value of loans and financings – note 24 (c)	(3,627)	(525)	(1,472)
Debt modification gain - note 24 (c)	3,142	-	-
Changes in fair value of derivative financial instruments – note 10 (c)	1,371	(606)	(83)
Net foreign exchange (loss) or gains (i)	(150,679)	18,171	11,504
	(149,793)	17,040	9,949

Net financial results	(369,460)	(167,058)	(134,811)

(i) The amounts for year 2024 and prior years are mainly due to exchange variation on the outstanding USD accounts receivables and accounts payables of Nexa BR with Nexa, intercompany loan of Nexa BR with its related parties, for which the exchange variation is not eliminated in the consolidation process, and loans in foreign currency. These transactions were impacted by the volatility of the Brazilian Real (“BRL”), which depreciated against the USD during 2024 (appreciated during 2023).

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

26 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The current income tax is presented net, separated by tax paying entity, in liabilities when there are amounts payable, or in assets when the amounts prepaid exceed the total amount due on the reporting date.

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

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal counsel, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, tax amounts are not recognized.

The Company may have to pay income tax under discussion to continue the legal process either at the judicial or international arbitration levels, even though these taxes have not been provisioned considering the Company’s risk assessment. Such payments may be made in several installments provided that a guarantee is placed before the courts. These amounts are recognized as outstanding under “other assets” as “other tax claim payments”, for potential future recovery in cash or compensation of the future provisions if the Company loses the discussions or if the risk assessment is later revised leading the Company to conclude that it would no longer be more likely than not that its tax positions would be sustained upon examination.

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

27 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Reconciliation of income tax (expense) benefit

	2024	2023	2022
(Loss) income before income tax	(71,851)	(296,084)	227,971
Luxembourg statutory income tax rate	24.94%	24.94%	24.94%

Expected income tax benefit (expense) at statutory rate	17,920	73,843	(56,856)
ICMS tax incentives permanent difference	-	10,995	19,277
Tax effects of translation of non-monetary assets/liabilities to functional currency	(1,323)	13,686	6,279
Withholding tax on dividends paid by subsidiaries	-	-	(5,263)
Impairment loss of goodwill	-	(12,585)	(18,247)
Special mining levy and special mining tax	(7,868)	(5,366)	(13,321)
Difference in tax rate of subsidiaries outside Luxembourg	12,591	24,665	(10,373)
Tax voluntary disclosure – VAT matters (i)	(2,403)	(29,548)	-
Unrecognized deferred tax on net operating losses (ii)	(25,515)	(52,091)	(66,069)
Adjustment to uncertain income tax (iii)	(94,764)	(5,194)	(3,866)
Other permanent tax differences	(14,194)	(14,131)	(2,544)
Income tax (expense) benefit	(115,556)	4,274	(150,983)

Current	(205,674)	(80,935)	(150,735)
Deferred	90,118	85,209	(248)
Income tax (expense) benefit	(115,556)	4,274	(150,983)

(i) VAT expense related to the tax voluntary disclosure (refer to note 9) is not deductible for income tax purposes and, consequently, Nexa did not recognize a deferred tax asset.

(ii) On December 31, 2024, the Company has not recognized a deferred tax asset over USD 93,385 (2023: USD 154,261) of net operating losses, based on the assessment made by the management that considers the future recoverability of this amount. As of December 31, 2024, the estimated accumulated amount of net operating losses without a deferred tax asset registered is of USD 1,174,837, of which USD 82 have an expiration limit of 5 years, USD 811,564 of 17 years, USD 13,958 of 20 years, and USD 349,232 can be carried forward indefinitely.

(iii) Primarily related to income tax provision of Cerro Lindo Stability Agreement for the years 2014 to 2021. For further details, please refer to note 11 (d).

(b)     Analysis of deferred income tax assets and liabilities

	2024	2023
Tax credits on net operating losses	242,278	228,283

Tax credits on temporary differences
Environmental liabilities	10,847	18,407
Asset retirement obligations	22,498	25,492
Inventory provisions	10,903	10,850
Tax, labor and civil provisions	7,886	9,588
Provision for employee benefits	5,196	7,319
Revaluation of derivative financial instruments	36	111
Others	10,773	16,938

Tax debits on temporary differences
Depreciation, amortization and asset impairment	(70,985)	(29,612)
Added value of assets	(131,663)	(148,798)
Foreign exchange gains	14,222	(26,766)
Capitalized interest	(17,054)	(23,060)
Others	(585)	(20,085)
	104,352	68,667

Deferred income tax assets	236,887	235,073
Deferred income tax liabilities	(132,535)	(166,406)
	104,352	68,667

28 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(c)      Effects of deferred tax on income statement and other comprehensive income

	2024	2023	2022
Balance at the beginning of the year	68,667	(24,886)	(37,277)
Effect on loss for the year	90,118	85,209	(248)
Effect on other comprehensive income – Fair value adjustment	981	(1,269)	998
Effect on other comprehensive income – hedge accounting	535	198	(178)
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	(50,565)	9,415	8,481
Derecognition of Nexa's share of Enercan's deferred income taxes	-	-	3,338
Divestments – note 1 (a)	(3,348)	-	-
Others	(2,036)	-	-
Balance at the end of the year	104,352	68,667	(24,886)

(d)     Summary of uncertain tax positions on income tax

As of December 31, 2024, the main uncertain tax positions are related to: (i) the interpretation of the application of the Cerro Lindo´s stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of these contingent liabilities on December 31, 2024 is USD 430,567 which decreased compared to that estimated on December 31, 2023 of USD 478,329, mainly due to: (i) partial reduction of the amounts related to the 2014, 2015 and 2017 Cerro Lindo’s stability agreement tax assessments, following SUNAT’s recognition that part of these amounts assessed prescribed and are no longer due; (ii) changes in the risk assessment concluding that some positions are unlikely to be sustained, leading to the establishment of new provisions and a decrease in contingent liabilities; and (iii) partially offset by increases from other income tax assessment matters, based on reassessments by internal and external advisors.

SUNAT issued unfavorable decisions against the Company regarding Cerro Lindo´s stability agreement for the years from 2014 to 2017, arguing that the stabilized income tax rate granted under the stability agreement applies only to income generated from the production of 5,000 tons per day, rather than from the Company’s entire production capacity, which expanded over time. The Company has filed strong appeals against these periods decisions. SUNAT is currently auditing 2019 and 2020 tax years, while audit remains open for the year 2021 (when the term of the stability agreement expired).

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that part of the income generated from production in such year was stabilized. In January 2025, Nexa’s management opted to pay USD 18,300 to obtain a 60% reduction in fines and interests. However, the Company will continue its legal defense within the applicable deadlines and, therefore, these payments do not constitute an acknowledgment of liability for the tax debt.

(e)      Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and in Brazil, already in effect for financial year beginning January 1, 2024, and January 1, 2025, respectively. However, no legislation regarding Pillar Two has been enacted in Peru yet.

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes by running initial testing under the OECD transitional safe harbor rules based on the most recent information available of tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operates qualify for at least one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect a potential exposure to Pillar Two top-up tax.

(f)      New transfer pricing rules in Brazil

As from January 1, 2024, Law 14.596/2023 became effective and introduced new transfer pricing rules (TP rules) in Brazil. These rules aim to align with the international standards established by the Organization for Economic Cooperation and Development (OECD), according to the arm’s length

29 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

principle, which stipulates that the terms and conditions of a controlled transaction should be consistent with those that would be established between third parties in comparable transactions. The new rules are expected to affect only transactions involving Nexa BR, as transactions involving Nexa Peru and the Parent Company already comply with international standards established by the OECD.

The Company, with the support of its technical advisors, performed functional and economic analyses of its principal intercompany transactions, having identified and implemented the necessary adaptations during 2024. The Company continues to monitor the impacts of such new legislation and its recently enacted regulations and does not expect a relevant impact for the company and its subsidiaries.

12	Financial risk management

Accounting policies

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, are denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows.

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

(a) Market risk

The purpose of the market risk management process and all related actions is intended to protect the Company’s cash flows against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices, to maintain the ability to pay financial obligations, and to comply with liquidity and indebtedness levels defined by management.

30 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i) Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financings, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2024, are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2024, according to the base scenario defined by the Company for March 31, 2025.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2024.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2024.

			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2024	Amount	Changes from 2024	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
BRL	6.1923	58,279	4.15%	-	-	-	-	-	2,453	(14,773)	(29,545)	14,773	29,545
EUR	1.0394	3,126	1.98%	62	(781)	(1,563)	781	1,563	-	-	-	-	-
PEN	3.7611	34,444	(2.31%)	(795)	(8,611)	(17,221)	8,611	17,221	-	-	-	-	-
CAD	1.4390	694	1.70%	-	-	-	-	-	12	(174)	(347)	174	347
NAD	18.8730	1,593	(7.93%)	-	-	-	-	-	(126)	(398)	(797)	398	797
Interest rates
BRL - CDI - SELIC	12.15%	57,969	151 bps	872	(1,761)	(3,552)	1,761	3,552	-	-	-	-	-

Loans and financings
Foreign exchange rates
BRL	6.1923	299,844	4.15%	-	-	-	-	-	(12,449)	74,961	149,922	(74,961)	(149,922)
Interest rates
BRL - CDI - SELIC	12.15%	121,318	151 bps	(1,826)	3,685	7,370	(3,685)	(7,370)	-	-	-	-	-
USD - SOFR	4.30%	236,978	(13) bps	304	2,545	5,090	(2,545)	(5,090)	-	-	-	-	-
IPCA - TLP	4.83%	159,509	17 bps	(271)	1,926	3,852	(1,926)	(3,852)	-	-	-	-	-
TJLP	7.97%	19,018	54 bps	(103)	379	758	(379)	(758)	-	-	-	-	-
			54 bps	(103)	379	758	(379)	(758)
Other financial instruments
Foreign exchange rates
BRL	6.1923	(168)	4.15%	(7)	42	84	(42)	(84)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	12.15%	(168)	151 bps	(194)	456	972	(405)	(767)	-	-	-	-	-
USD - SOFR	4.30%	1,651	(13) bps	-	49	98	(49)	(98)	(1)	(81)	(163)	81	162
Commodities price
Zinc	2,974	1,651	(4.17%)	10,942	13,037	26,074	(13,037)	(26,074)	(8,013)	(9,547)	(19,094)	9,547	19,094

31 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii) Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

The Company’s Financial Risk Management Policy establishes guidelines and rules to manage the Foreign Exchange Risk, to consist in finance projects / companies in the same currency of its future cash flows (i.e. a project/company that will generate cash flows indexed to USD must be primarily financed with borrowings denominated in the same currency). This strategy aims to reduce the impact of currency fluctuations in the cash flow of the project/company, since revenues and expenses are denominated in the same currency. Presented below are the financial assets and liabilities in foreign currencies on December 31, 2024. These mainly result from NEXA BR’s operations, for which the functional currency is the BRL. Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2024	2023
Assets
Cash, cash equivalents and financial investments	98,067	105,802
Other Financial Instruments	70	29
Trade accounts receivables	19,553	19,885
	117,690	125,716
Liabilities
Loans and financings	297,199	279,341
Other Financial Instruments	238	479
Trade payables	190,806	227,687
Lease liabilities	42,357	52,896
Use of public assets	18,047	22,733
	548,647	583,136

Net exposure	(430,957)	(457,420)

(iii) Interest rate risk

The Company's interest rate risk primarily arises from its long-term loans. Variable-rate loans expose the Company to cash flow interest rate risk, as changes in market rates directly impact future interest payments. Conversely, fixed-rate instruments may expose the Company to fair value risk, as fluctuations in market interest rates affect the fair value of the hedged instruments. For further details on interest rates, refer to note 24.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact on the Company’s cash flow. Exposure to each interest rate is projected until the maturity of the assets and liabilities are exposed to this index. Occasionally the Company enters floating to fixed interest rate swaps to manage its cash flow interest rate risk. In the case of loans and financings contracted together with swaps, the Company accounts for them under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. Occasionally the Company enters floating to fixed interest rate swaps to manage its cash flow interest rate risk.

In the case of loans and financing contracts along with swaps, the Company may account for them under the fair value option to eliminate the accounting mismatch that would arise if amortized costs were used.

(iv) Commodity price risk

The commodity price risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, inventory levels, commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

32 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases, and the maturity flows of hedges associated with them.

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

(b) Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is determined as follows:

- Onshore operations: rating "A", or equivalent, on a local scale by two rating agencies. In the case of foreign financial institutions that have a local rating by only one rating agency, it should be at least "AA-", and/or its headquarters shall have a rating "A" minimum on a global scale.

- Offshore operations: rating "BBB-", or equivalent, on a global scale by two rating agencies.

In the specific case of financial institutions in Peru or in Luxembourg, local ratings from local agency associated to the rating agencies approved in the Company’s policy are accepted. In case that only a global rating assessment are available, it will be eligible provided it has a rating "BBB-" at least by one rating agency.

In the case of financial institutions that do not have a rating available for a specific country, it will be eligible provided its headquarters follow the minimum ratings specified above.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions.

This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency, and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

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

33 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The carrying amount of the Company’s financial instruments best represents the maximum exposure to their credit risk.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the year and not to changes in the counterparties’ ratings.

			2024			2023
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	251,962	-	251,962	189,582	-	189,582
AA+	1	-	1	-	-	-
AA	-	95,461	95,461	1	-	1
AA-	-	18,714	18,714	-	46,317	46,317
A+	-	127,151	127,151	-	72,315	72,315
A	8,265	24,749	33,014	-	66,342	66,342
A-	-	61,935	61,935	-	70,155	70,155
BB+	-	-	-	-	1	1
No rating (i)	11,899	20,400	32,299	76	12,470	12,546
	272,127	348,410	620,537	189,659	267,600	457,259
Financial investments
AAA	19,638	-	19,638	10,994	-	10,994
No rating (i)	55	-	55	64	-	64
	19,693	-	19,693	11,058	-	11,058
Derivative financial instruments
AAA	71	-	71	29	-	29
A+	-	450	450	-	978	978
A	-	842	842	-	53	53
A-	-	3,919	3,919	-	6,667	6,667
BBB+	-	-	-	-	166	166
	71	5,211	5,282	29	7,864	7,893
Other assets
AAA	883	-	883	-	-	-
	883	-	883	-	-	-

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

34 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

2024	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	148,077	150,023	1,175,144	1,028,440	2,501,684
Lease liabilities	29,882	37,755	6,121	12,299	86,057
Derivative financial instruments	3,600	181	17	-	3,798
Trade payables	443,288	-	-	-	443,288
Confirming payables	268,175	-	-	-	268,175
Salaries and payroll charges	70,235	-	-	-	70,235
Dividends payable	3,707	-	-	-	3,707
Related parties	1,125	3,079	-	-	4,204
Asset retirement and environmental obligations	47,937	76,583	60,598	364,036	549,154
Use of public assets	1,457	3,180	3,585	28,226	36,448
	1,017,482	270,801	1,245,465	1,433,001	3,966,749

2023	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	232,941	181,147	1,591,705	173,436	2,179,229
Lease liabilities	29,227	49,480	16,845	14,306	109,858
Derivative financial instruments	10,343	108	42	-	10,493
Trade payables	451,603	-	-	-	451,603
Confirming payables	234,385	-	-	-	234,385
Salaries and payroll charges	68,165	-	-	-	68,165
Dividends payable	2,830	-	-	-	2,830
Related parties	1,062	2,873	-	-	3,935
Asset retirement and environmental obligations	33,591	85,675	95,302	358,333	572,901
Use of public assets	1,902	3,240	3,921	17,570	26,633
	1,066,049	322,523	1,707,815	563,645	3,660,032

(d) Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

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

	Note	2024	2023	2022
Loans and financings	24 (a)	1,762,633	1,725,566	1,669,259
Derivative financial instruments	16 (a)	(1,484)	2,600	2,575
Lease liabilities	23 (b)	95,899	77,405	27,205
Cash and cash equivalents	15	(620,537)	(457,259)	(497,826)
Financial investments		(19,693)	(11,058)	(18,062)
Net debt (i)		1,216,818	1,337,254	1,183,151

Net (loss) income for the year		(187,407)	(291,810)	76,988
Plus (less):
Depreciation and amortization	7	330,198	310,475	292,140
Share in the results of associates		(21,223)	(23,536)	(1,885)
Net financial results	10	369,460	167,058	134,811
Income tax expense (benefit)	11 (a)	115,556	(4,274)	150,983
Miscellaneous adjustments	2	107,496	248,128	110,168
Adjusted EBITDA (ii)		714,080	406,041	763,205

Leverage ratio (Net debt/Adjusted EBITDA)		1.70	3.29	1.55

(i) Net debt is defined as (a) loans and financings, plus lease liabilities, plus or minus (b) the fair value of derivative financial instruments, less (c) cash and cash equivalents, less (d) financial investments.

(ii) Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

35 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

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

Financial liabilities measured at fair value through profit or loss are liabilities which are not measured at amortized cost, such as derivatives and loans and financings where the fair value option is adopted to eliminate an accounting mismatch that would arise if amortized cost were used. For these loans and financings, the fair value variation related to the Company’s own credit risk is recorded in the OCI.

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

36 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

					2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15	620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	16 (a)	-	5,282	-	5,282
Trade accounts receivables (iii)	17	39,008	101,785	-	140,793
Investments in equity instruments	14 (c)	-	-	5,093	5,093
Related parties (i)	20 (a)	2	-	-	2
		679,240	107,067	5,093	791,400
Liabilities per balance sheet
Loans and financings	24 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	23 (b)	95,899	-	-	95,899
Other financial instruments	16 (a)	-	37,134	-	37,134
Trade payables	25	443,288	-	-	443,288
Confirming payables	26	268,175	-	-	268,175
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)	20 (a)	4,204	-	-	4,204
		2,499,926	129,454	-	2,629,380

					2023
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15	457,259	-	-	457,259
Financial investments		11,058	-	-	11,058
Other financial instruments	16 (a)	-	7,893	-	7,893
Trade accounts receivables	17	53,328	88,582	-	141,910
Investments in equity instruments	14 (c)	-	-	5,649	5,649
Related parties (i)	20 (a)	3	-	-	3
		521,648	96,475	5,649	623,772
Liabilities per balance sheet
Loans and financings	24 (a)	1,634,163	91,403	-	1,725,566
Lease liabilities	23 (b)	77,405	-	-	77,405
Other financial instruments	16 (a)	-	46,122	-	46,122
Trade payables	25	451,603	-	-	451,603
Confirming payables	26	234,385	-	-	234,385
Use of public assets (ii)		22,733	-	-	22,733
Related parties (ii)	20 (a)	3,935	-	-	3,935
		2,424,224	137,525	-	2,561,749

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(iii) Fair value through profit or loss amounts, relates mainly to amounts included in a forfaiting program and sales that are subsequently adjusted to changes in LME prices.

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

37 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.
•	Energy forward contracts - part of the fair value of these financial instruments, are estimated based on the published price quotations in the active markets, as far as the data is existent and accessible in the market. The other part is estimated based on the use of valuation techniques that consider: (i) prices established in purchase and sale operations; (ii) supply risk margin; and (iii) projected market price in the period of availability.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

(b)     Fair value by hierarchy

				2024
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)	14 (c)	5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Other financial instruments	16 (a)	-	37,134	37,134
Loans and financings designated at fair value (ii)		-	92,320	92,320
		-	129,454	129,454

38 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

				2023
	Note	Level 1	Level 2	Total
Assets
Other financial instruments	16 (a)	-	7,893	7,893
Trade accounts receivables		-	88,582	88,582
Investment in equity instruments (i)	14 (c)	5,649	-	5,649
		5,649	96,475	102,124
Liabilities
Other financial instruments	16 (a)	-	46,122	46,122
Loans and financings designated at fair value (ii)		-	91,403	91,403
		-	137,525	137,525

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

The Company discloses fair value measurements based on their level on the following fair value measurement hierarchy and there were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year:

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

Level 2:

When fair value is calculated with valuation techniques since the financial instruments are not traded in an active market and all the significant inputs required to identify the fair value of an instrument are observable. Specific valuation techniques used to value financial instruments include:

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

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2024, there were no financial assets and liabilities carried at fair value classified as Level 3.

(c)	Investments in equity instruments – Increase of equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company which holds 100% of the Ayawilca zinc-silver project in Peru. On May 31, 2022, the Company subscribed to an additional 40,792 thousand common shares in a private transaction at a price of approximately USD 0.17 (CAD 0.22) per share for a total consideration of USD 7,000 (CAD 8,974 thousand) and on December 17, 2024, the Company subscribed to an additional 9,859 thousand common shares in a private transaction at a price of approximately USD 0.07 (CAD 0.10) per share for a total consideration of USD 700 (CAD 986 thousand). Upon the closing of the Private purchase transactions, Nexa holds 19.86% (2023 -18.23%) or 81,202 thousand (2023- 71,343 thousand) of the issued and outstanding common shares of Tinka and 4,930 warrants entitling Nexa to acquire 4,930 thousand additional common shares of Tinka, representing 56.68% of the outstanding warrants Tinka issued of approximately total of 8,697 thousand warrants.

Similar to the original acquisitions made in 2022, this transaction has been accounted for as an investment in equity instruments at its acquisition cost and all are being subsequently measured at fair value through other comprehensive income.

39 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

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

(a)      Composition

	2024	2023
Cash and banks	424,258	352,814
Term deposits	196,279	104,445
	620,537	457,259

16	Other financial instruments

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

40 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Derivative financial instruments designated as fair value hedge

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

Another portion of these transactions consists of sales of energy not used in production process. These transactions take place in an active market and meet the definition of financial instruments, because they are settled in energy and readily convertible into cash. Such contracts are recorded as derivatives and are recognized in the Company's balance sheet at fair value on the date the derivative is entered and subsequently revalued at their fair values at the reporting date. The fair value recognition and realization of these financial instruments are recorded under “Other income and expenses, net”.

The fair values of these derivatives are estimated partly based on price quotes in active markets, as long as such market data exists, and partly through the use of valuation techniques, which consider: (i) prices established in the purchase and sale operations; (ii) the risk margin on the supply; and (iii) the projected market price during the period of availability. Whenever the fair value upon initial recognition for these contracts differs from the transaction price, a loss or gain on the fair value is recognized in the profit or loss for the year. The transactions carried out by the company Pollarix S.A. in the Free Contracting Environment (“ACL”) resulted in a gain from the sale of surplus energy, which was recognized at its fair value on the transaction date.

(v)	Offtake agreement

On January 25, 2022, the Company signed an offtake agreement with an international offtaker (the “Offtaker”) a subsidiary of a BBB rated company, in which it agreed to sell 100% of the copper concentrate to be produced by Aripuanã for a 5-year period up to a total of 30,810 tons, at the lower of current spot market prices or a price cap. in July 2023, the contract was amended, including provisions for additional deliveries and time extension until Nexa fulfills the delivery of the originally agreed-upon volumes. The transaction price is the lower of current market prices or a price cap, from the most updated schedule of copper concentrates deliveries. The Company began deliveries of copper concentrates in June 2023.

The offtake agreement resulted from negotiations with the Offtaker to sell the copper concentrate in lieu of paying future royalties related to the previous acquisition of the Aripuanã project mining rights from the Offtaker. The amount of USD 46,100, representing the fair value of the agreement at its inception date, was recognized as an intangible asset and is being amortized over the life of the mine according to the Units of Production (“UoP”) method.

41 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated loss of USD 3,347 as of December 31, 2024 (gain as of December 31, 2023: USD 2,268), as disclosed in Note 9.

(a)	Composition

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL (i)	2024
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
Other financial instruments, net	1,484	(19,666)	(13,670)	(31,852)

	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	2023
Current assets	7,801	-	-	7,801
Non-current assets	92	-	-	92
Current liabilities	(10,343)	(2,091)	(6,643)	(19,077)
Non-current liabilities	(150)	(17,474)	(9,421)	(27,045)
Other financial instruments, net	(2,600)	(19,565)	(16,064)	(38,229)

(i) On December 31, 2024, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus on forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase until 2026, which resulted in an income in the amount of USD 81. This amount was accounted for as an income within “Other income and expenses, net” (Note 9) and will vary according to the market’s energy prices.

(b)	Derivative financial instruments: Fair value by strategy

			2024		2023
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	232,717	1,449	209,951	(3,175)
			1,449		(3,175)
Sales of zinc at a fixed price
Zinc forward	ton	2,584	203	7,233	1,026
			203		1,026
Interest rate risk
IPCA vs. CDI	BRL	100,000	(168)	100,000	(451)
			(168)		(451)

			1,484		(2,600)

(c)	Derivative financial instruments: Changes in fair value – At the end of each year

Strategy	Cost of sales	Net revenues	Other income and expenses, net – Note 9	Net financial results – Note 10	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	(33,063)	27,514	746	-	(872)	10,299
Sales of zinc at a fixed price	-	3,626	-	-	-	(4,449)
Interest rate risk – IPCA vs. CDI	-	-	-	135	-	148
Interest rate risk – EUR vs. CDI	-	-	-	1,236	-	(1,236)
2024	(33,063)	31,140	746	1,371	(872)	4,762
2023	14,988	(483)	(1,385)	(606)	732	13,271

42 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(d)	Energy forward contracts

			Notional	Notional
	2024	2023	2024	2023
Balance at the beginning of the year	(16,064)	-	-	-
Changes in fair value	81	(15,663)	-	-
Foreign exchanges effects	2,313	(401)	-	-
Energy forward contracts (Megawatts)	-	-	747,498	688,877
Balance at the end of the year	(13,670)	(16,064)	747,498	688,877

(e)	Offtake agreement measured at FVTPL: Changes in fair value

			Notional	Notional
	2024	2023	2024	2023
Balance at the beginning of the year	(19,565)	(21,833)	27,562	30,810
Changes in fair value – note 9	(3,347)	2,268	-	-
Deliveries of copper concentrates	-	-	(5,274)	(3,248)
Price cap realized (i)	3,246	-	-	-
Balance at the end of the year	(19,666)	(19,565)	22,288	27,562

(i) During 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for these sales, and the recognition of revenue at fair values.

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

(i) Fair value through profit or loss when they are related to the Company’s accounts receivables portfolio outstanding at the balance sheet date that is designated at inception to be included in a forfaiting program whereby the Company, at its discretion, can discount certain outstanding trade accounts receivables and receive payments in advance. The program is used to meet short-term liquidity needs. Trade accounts receivables within this program are derecognized since all risks and rewards, control of the assets and contractual rights to receive the assets cash flows are transferred to the counterparty.

(ii) Fair value through profit or loss when they are related to sales that are subsequently adjusted to changes in LME prices, which are recorded in net revenues. These accounts receivable do not meet the SPPI criteria because there is a component of commodity price risk that modifies the cash flows that otherwise would be required by the sales contract.

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

43 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2024	2023
Trade accounts receivables	145,409	147,619
Related parties - note 20	885	852
Impairment of trade accounts receivables	(5,501)	(6,561)
	140,793	141,910

(b)	Changes in impairment of trade accounts receivables

	2024	2023
Balance at the beginning of the year	(6,561)	(4,326)
Additions	(11,754)	(4,101)
Reversals	12,084	2,023
Foreign exchange gains (losses)	730	(157)
Balance at the end of the year	(5,501)	(6,561)

(c)	Analysis by currency

	2024	2023
USD	121,240	122,025
BRL	19,540	19,435
Other	13	450
	140,793	141,910

(d)	Aging of trade accounts receivables

	2024	2023
Current	129,918	125,625
Up to 3 months past due	12,693	18,529
From 3 to 6 months past due	568	1,405
Over 6 months past due	3,115	2,912
	146,294	148,471
Impairment of trade accounts receivables	(5,501)	(6,561)
	140,793	141,910

18	Inventory

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

A provision for obsolete inventory, finished products, semi-finished products, raw materials and auxiliary materials is recognized when items cannot be used in normal production or sold because they are damaged or do not meet the Company’s specification and is recognized as “Other income and expenses”.

Slow-moving provision is recognized for inventory items that are in excess of the expected normal use or sale. The amount of slow-moving provision recognized is determined based on 20% of the carrying amount for each six-month period without use or sale and is recognized as “Other income and expenses”.

44 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

	2024	2023
Finished products	126,916	97,396
Semi-finished products	94,980	90,220
Raw materials	37,857	69,439
Auxiliary materials and consumables	105,160	121,126
Inventory provisions	(39,717)	(38,510)
	325,196	339,671

(b)	Changes in the provision of the year

	2024	2023
Balance at the beginning of the year	(38,510)	(95,602)
Additions	(30,258)	(28,428)
Reversals	21,663	89,200
Foreign exchange gains (losses)	5,445	(3,680)
Divestments – note 1 (a)	1,943	-
Balance at the end of the year	(39,717)	(38,510)

19	Other assets and other liabilities
(a)	Other assets

	2024	2023
Other recoverable taxes (i)	103,261	128,738
Advances to third parties	7,575	7,452
Prepaid expenses	7,945	9,427
Judicial deposits and other tax claim payments (ii)	78,568	35,094
Receivables from mining contractors	-	14,722
Other assets	26,572	21,115
	223,921	216,548
Current assets	88,195	86,934
Non-current assets	135,726	129,614

(i) Other recoverable taxes are composed mainly of tax credits related to ICMS (Tax on Circulation of Goods and Services), primarily generated from purchases. Additionally, there are PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) credits, essentially arising from the acquisition of fixed assets.

(ii) This amount is mainly comprised of USD 60,134 related to (i) Judicial deposits related to withholding taxes and other payments, and (ii) income tax claim payments both related to legal processes and discussions, which the Company has not provisioned, but that the Company need to pay to continue discussing in judicial or administrative levels.

(b)	Other liabilities

	2024	2023
Advances from customers (i)	76,395	24,798
Use of public assets	18,047	22,733
Other trade payables	20,921	24,790
Other liabilities	33,319	51,623
	148,682	123,944
Current liabilities	82,662	31,186
Non-current liabilities	66,020	92,758

(i) On December 12, 2024, the Company signed a commercial advance agreement with a customer, in which it agreed to sell concentrates produced by El Porvenir for twelve months and received an advance payment of USD50,000. The advance payment was recorded as “Other Liabilities” and the corresponding revenues will be recognized upon delivery of the concentrate when performance obligations are met.

20	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

45 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Balances

	Cash and cash equivalents		Trade accounts receivables		Related Parties’ assets		Trade payables and leases		Dividends payable		Related parties’ liabilities
Assets and liabilities	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Parent
Votorantim S.A.	-	-	-	-	2	3	101	1,985	-	-	3,658	2,522

Related parties
Auren Comercializadora de Energia Ltda.	-	-	-	-	-	-	907	-	-	-	-	-
Campos Novos Energia S.A.	-	-	-	-	-	-	7,104	14,835	-	-	-	-
Companhia Brasileira de Alumínio	-	-	299	193	-	-	70	-	-	-	7	-
Group Andrade Gutierrez	-	-	-	-	-	-	-	10,908	-	-	-	-
Scotiabank Peru S.A.A.	42,422	6,744	-	-	-	-	5,404	2,202	-	-	-	-
Votorantim Cimentos S.A.	-	-	586	653	-	-	412	137	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	-	-	-	-	-	-	420	891
Other	-	-	-	6	-	-	22	127	3,707	2,830	119	522
	42,422	6,744	885	852	2	3	14,020	30,194	3,707	2,830	4,204	3,935
Current	42,422	6,744	885	852	-	-	10,994	28,747	3,707	2,830	-	-
Non-current			-	-	2	3	3,026	1,447	-	-	4,204	3,935
	42,422	6,744	885	852	2	3	14,020	30,194	3,707	2,830	4,204	3,935

(b)	Transactions

	Sales			Purchases and financial expenses
Profit and loss	2024	2023	2022	2024	2023	2022
Parent
Votorantim S.A.	-	-	-	8,908	7,484	4,704

Related parties
Auren Comercializadora de Energia Ltda.	1,140	744	744	6,384	7,971	4,974
Campos Novos Energia S.A.	-	-	-	51,973	61,545	4,954
Companhia Brasileira de Alumínio	640	161	9,708	-	210	3,787
Group Andrade Gutierrez (i)	-	-	-	19,832	73,757	38,907
Scotiabank Peru S.A.A. (ii)	-	-	-	282	17	41
Votorantim Cimentos S.A.	-	-	-	-	1,050	1,494
Votorantim International CSC S.A.C	-	-	-	-	5,122	5,049
Other	-	-	-	1,061	436	1,157
	1,780	905	10,452	88,440	157,592	65,067

46 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i) As part of the execution of the Aripuanã project, in June 2019 the Company entered into a mining development services agreement with Andrade Gutierrez Engenharia S.A., in which one of the Company board of directors’ member close family members may have significant influence at its holding level. Additionally, in June 2020, NEXA entered into one additional agreement with Consórcio Construtor Nova Aripuanã (a consortium of the Andrade Gutierrez group of companies) in connection with construction and operational services for the Aripuanã project. In mid-2024, the board member related to this entity terminated its contract with Nexa, so Andrade Gutierrez ceased to be a related party.

(ii) Related to interest expenses on lease contracts with Scotiabank Peru S.A.A., for which one of the Company’s board of directors’ member is an independent chairman and may have significant influence.

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2024	2023
Short-term benefits	7,713	7,276
Other long-term benefits	116	77
	7,829	7,353

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

47 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Loans and financings costs directly related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to prepare for its intended use or sale are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably.

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

48 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

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

49 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

							2024
	Lands, dams and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the beginning of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Additions	-	667	276,839	45,891	-	85	323,482
Disposals and write-offs	(23)	(3,408)	(8,984)	-	(4,111)	(53)	(16,579)
Depreciation	(104,929)	(113,679)	-	(5,221)	(834)	(1,201)	(225,864)
Impairment (loss) reversal of long-lived assets - note 31	12,147	964	(7,149)	1,495	(50,197)	336	(42,404)
Divestments – note 1 (a)	(2,990)	(4,265)	(290)	(1,377)	(4,150)	(381)	(13,453)
Foreign exchange effects	(163,559)	(133,501)	(34,196)	(16,857)	(2,946)	(4,369)	(355,428)
Remeasurement	-	-	-	(9,947)	-	-	(9,947)
Transfers	243,150	112,594	(357,948)	-	30	1,261	(913)
Balance at the end of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Cost	1,673,095	2,515,318	381,216	204,903	208,627	34,978	5,018,137
Accumulated depreciation and impairment	(774,933)	(1,807,526)	(67,504)	(110,558)	(149,075)	(11,033)	(2,920,629)
Balance at the end of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Average annual depreciation rates %	4	9	-	UoP	UoP

							2023
	Lands, dams and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects (i)	Other	Total
Balance at the beginning of the year
Cost	1,512,360	2,636,582	521,191	200,665	221,077	44,094	5,135,969
Accumulated depreciation and impairment	(671,028)	(1,870,591)	(65,386)	(125,118)	(92,652)	(15,919)	(2,840,694)
Net balance at the beginning of the year	841,332	765,991	455,805	75,547	128,425	28,175	2,295,275
Additions	113	953	309,039	318	-	45	310,468
Disposals and write-offs	-	(212)	(3,834)	-	-	(43)	(4,089)
Depreciation	(90,258)	(121,004)	-	(5,165)	(1,372)	(1,212)	(219,011)
Impairment loss of long-lived assets - note 31	(16,857)	(27,748)	(10,890)	(6,691)	(7,257)	(2,513)	(71,956)
Foreign exchange effects	47,840	43,495	18,088	4,698	1,502	1,455	117,078
Remeasurement	-	-	-	11,654	-	-	11,654
Transfers	132,196	186,945	(322,768)	-	462	2,360	(805)
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the end of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Average annual depreciation rates %	4	9	-	UoP	UoP

(i) Only the amounts of the operating unit Atacocha are being depreciated under the UoP method.

50 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

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

51 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

				2024
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the beginning of the year	307,112	579,551	22,616	909,279
Additions	-	-	5,748	5,748
Disposals and write-offs	-	(226)	(116)	(342)
Amortization	-	(65,710)	(2,435)	(68,145)
Impairment reversal of long-lived assets – note 31	-	9,534	-	9,534
Foreign exchange effects	(1,715)	(15,433)	(5,152)	(22,300)
Transfers	-	(225)	1,138	913
Balance at the end of the year	305,397	507,491	21,799	834,687
Cost	316,087	1,810,609	49,896	2,176,592
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)
Balance at the end of the year	305,397	507,491	21,799	834,687

Average annual depreciation rates %	-	UoP	5

				2023
	Goodwill (i)	Rights to use natural resources	Other	Total
Balance at the beginning of the year
Cost	611,909	1,855,014	65,246	2,532,169
Accumulated amortization and impairment	(267,342)	(1,207,596)	(40,304)	(1,515,242)
Balance at the beginning of the year	344,567	647,418	24,942	1,016,927
Additions	-	-	3,087	3,087
Amortization	-	(71,488)	(3,041)	(74,529)
Impairment (loss) reversal of long-lived assets – note 31	(42,660)	-	(27)	(42,687)
Foreign exchange effects	346	3,489	1,727	5,562
Transfers	4,859	132	(4,072)	919
Balance at the end of the year	307,112	579,551	22,616	909,279
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the end of the year	307,112	579,551	22,616	909,279

Average annual depreciation rates %	-	UoP	5

(i) As of December 31, 2024, the Company’s recognized goodwill balances were as follows: USD 95,087 (2023 - USD 95,717) allocated to Cajamarquilla CGU, USD 3,887 (2023 - USD 4,972) allocated to Juiz de Fora, and USD 206,423 (2023 - USD 206,423) allocated to the Mining Peru group of CGUs. In 2024, the recoverability of goodwill was tested, as explained in note 31.

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

Payments associated with short-term leases, and all leases of low-value assets, are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

52 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2024, incremental borrowing rate were between 7.90 to 13.65% for Brazil; 2.85% to 9.53% for Peru and 5.00% for Luxembourg.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset also includes any lease payments made, and it is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis. Amortization expenses are classified either in “Cost of sales” or “Administrative expenses” based on the designation of the related assets.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

(c)	Right-of-use assets - Changes in the year

					2024	2023
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year
Cost	16,327	75,632	1,064	18,539	111,562	55,608
Accumulated amortization	(3,969)	(23,832)	(697)	(8,246)	(36,744)	(28,610)
Balance at the beginning of the year	12,358	51,800	367	10,293	74,818	26,998
New contracts (*)	16,500	43,569	293	4,593	64,955	68,428
Disposals and write-offs	(1,792)	-	-	(3,556)	(5,348)	(7,374)
Amortization	(3,306)	(28,001)	(263)	(4,619)	(36,189)	(16,935)
Remeasurement	(388)	532	-	-	144	1,105
Foreign exchange effects	(1,867)	(9,341)	(51)	(1,856)	(13,115)	2,710
Transfers	-	-	-	-	-	(114)
Balance at the end of the year	21,505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the end of the year	21,505	58,559	346	4,855	85,265	74,818

Average annual amortization rates %	31	34	33	34

(i) During the fourth quarter of 2024, the Company identified certain lease contracts from previous years in its Peruvian subsidiaries that were not initially recognized in accordance with IFRS 16. The Company’s management performed quantitative and qualitative analysis and concluded that the misstatement is immaterial to the current year of 2024 and to the previously issued financial statements as of and for the years ended December 31, 2023, and 2022. Therefore, the effects of these contracts in the current year were recorded as an out-of-period adjustment. As of December 31, 2024, the Company recognized USD 21,664 as “Right of use” assets, USD 25,174 as “Lease liabilities” and USD 3,510 as expense in “Profit and Loss”. If the Company had recorded these amounts in 2023, these would have been USD 32,871, USD 36,597 and USD 3,726, respectively.

53 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(b)	Lease liabilities - Changes in the year

	2024	2023
Balance at the beginning of the year	77,405	27,205
New contracts	64,955	68,428
Disposals and write-offs	(4,853)	(6,790)
Payments of lease liabilities	(32,056)	(15,170)
Interest paid on lease liabilities	(11,645)	(6,086)
Remeasurement	144	1,105
Accrued interest – note 10	13,517	6,132
Foreign exchange effects	(11,568)	2,581
Balance at the end of the year	95,899	77,405
Current liabilities	32,747	21,678
Non-current liabilities	63,152	55,727

24	Loans and financings

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

(a)	Composition

					Total		Fair value
				2024	2023	2024	2023
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.43%	20,399	1,210,730	1,231,129	1,212,554	1,247,522	1,207,918
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.84%	23,072	154,325	177,397	208,947	156,565	187,796
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	2,385	181,750	184,135	237,862	184,737	237,791
Debentures	CDI+ 1.50%	3,040	104,270	107,310	-	105,012	-
Other		1,987	60,675	62,662	66,203	58,779	64,497
		50,883	1,711,750	1,762,633	1,725,566	1,752,615	1,698,002
Current portion of long-term loans and financings (principal)		20,811
Interest on loans and financings		30,072
(b)	Loans and financing transactions during the year ended on December 31, 2024

In March 2024, Nexa Recursos Minerais (Nexa BR) entered into a Note agreement in the total principal amount of EUR 27,917 thousand (approximately USD 30,244) at an annual gross interest rate of 5.6% p.a., maturing in June 2024. Additionally, a global derivative contract was established to swap the currency fluctuation of the euro to hedge this loan operation, with a notional value of EUR 27,917, maturing on June 3, 2024, and a coverage percentage of 100% at a cost of CDI (Interbank Certificate of Deposit) + 0.90%. Both contracts were classified as fair value through profit or loss. On June 3, 2024, the Note Agreement was settled in cash, with a total payment of USD 30,683 (EUR 28,234), comprised of USD 30,244 of principal and USD 360 of interest expenses, including USD 79 of exchange variation.

54 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

On April 2, 2024, Nexa BR concluded a debenture issuance in the amount of BRL 650,000 (approximately USD 130,099), with an annual interest rate of CDI plus 1.50% p.a., for a 6-year term with semi-annual payments. The debenture was issued under the "Private Instrument of Indenture of the 1st (First) Issuance of Simple Debentures” and submitted for registration with the Brazilian Securities Commission ("CVM") under the automatic distribution registration procedure, pursuant to CVM Resolution 160. The Debenture is characterized as “ESG-linked debentures”, as the Company will have an option of redemption or amortization premium in case it meets certain agreed upon ESG goals.

Early redemption of the full notes or anticipated amortization options will be available from April 1, 2026, subject to an annually decreasing payment of a premium. This premium could be reduced if Nexa meets the annual 2025-2028 greenhouse gas emission reduction targets outlined in Nexa’s ESG goals framework.

On April 9, 2024, the Company concluded a bond offering in the amount of USD 600,000, for a period of 10 years, at an interest rate of 6.75% per year, and used the proceeds to repurchase part of its 2027 and 2028 notes in a concurrent tender offer.

On June 12, 2024, Nexa BR drew from BNDES (Brazilian national bank for economic and social development) an ESG credit line linked to the continuous improvement of the Company's environmental and social indicators, in the amount of BRL 200,000 (approximately USD 40,030), maturing in March 2032. The amortization will occur in 72 consecutive installments after a 2-year grace period provided in the contract, at an annual cost of IPCA plus 5.41% p.a., and a spread rate of 1.84%. After the 2-year grace period, the spread rate of 1.84% can be reduced to 1.44% if ESG goals are met, otherwise, the rate is increased to 2.84%.

Bonds repurchase

On April 10, 2024, the Company repurchased USD 484,504 of its 2027 Notes, or 69.2% of the total outstanding principal amount. In connection with the 2027 tender, the Company paid USD 11,285 in accrued interest, with a total disbursement of USD 495,789. Additionally, related to this transaction, the Company amortized the proportional portion of debt issue costs in the amount of USD 2,605.

On April 15, 2024, concluding the Tender Offer, the Company repurchased a portion of its 2028 Notes, in the amount of USD 99,499, or 19.9% of the total outstanding principal amount. Along with this repurchase, the Company paid USD 1,563 in accrued interest and a premium of USD 1,989, totaling a disbursement of USD 103,051. Furthermore, on the transaction date, the Company also amortized the proportional portion of debt issue costs in the amount of USD 743.

By December 2024, Nexa had a total expense of USD 7,069 (Note 10) regarding bond repurchases (including USD 1,732 in agent fees). Following these transactions, the remaining outstanding principal amounts are USD 215,496 for the 2027 Notes and USD 400,501 for the 2028 Notes.

(c)	Changes in the year

	2024	2023
Balance at the beginning of the year	1,725,566	1,669,259
New loans and financings- note 24 (b)	799,439	56,408
Debt issue costs	(7,577)	(74)
Interest accrual	130,896	112,612
Amortization of debt issue costs	6,182	2,362
Changes in fair value of loans and financings - note 10	3,627	525
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	1,572	583
Debt modification gain - note 24 (g)	(3,142)	-
Payments of loans and financings	(681,475)	(27,087)
Foreign exchange effects	(84,387)	23,996
Interest paid on loans and financings	(128,068)	(113,018)
Balance at the end of the year	1,762,633	1,725,566

55 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(d)	Maturity profile

							2024
	2025	2026	2027	2028	2029	As from 2030	Total
Eurobonds – USD (i)	20,399	(2,609)	216,328	399,896	(541)	597,656	1,231,129
BNDES	23,072	23,642	16,714	16,714	12,142	85,113	177,397
Export credit notes	2,385	(398)	89,591	(419)	92,976	-	184,135
Debentures	3,040	(164)	(164)	(164)	(164)	104,926	107,310
Other	1,987	1,779	1,779	51,779	1,779	3,559	62,662
	50,883	22,250	324,248	467,806	106,192	791,254	1,762,633

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Analysis by currency

			2024	2023
	Current	Non-current	Total	Total
USD	22,954	1,442,480	1,465,434	1,446,225
BRL	27,929	269,270	297,199	279,341
	50,883	1,711,750	1,762,633	1,725,566

(f)	Analysis by index

			2024	2023
	Current	Non-current	Total	Total
Fixed rate	20,399	1,210,730	1,231,129	1,212,554
SOFR	2,557	231,750	234,307	233,671
TLP	12,000	146,052	158,052	174,000
CDI	3,040	104,270	107,310	54,385
TJLP	5,439	13,374	18,813	26,511
BNDES SELIC	7,448	5,574	13,022	24,445
	50,883	1,711,750	1,762,633	1,725,566

(g)	Export Credit Note rollover

In March 2024, the Company renegotiated a term loan with a principal amount of USD 90,000, maturing in October 2024, and with a cost based on the three-month term SOFR (“Secured Overnight Financing Rate”) plus 1.80% p.a. The renegotiated debt with the same counterparty has a maturity of February 2029 and a cost of three-month term SOFR plus 2.40% p.a. This transaction has been accounted for as debt modification, and a gain of USD 3,142 as disclosed in Note 9.

(h)	Guarantees and financial covenants

The Company has certain loans and financing agreements subject to certain financial covenants at a consolidated level, such as (i) leverage ratio and (ii) capitalization ratio, and (iii) debt service coverage ratio that are measured annually at the end of each reporting period. When applicable, these compliance obligations are standardized for all debt agreements.

In the event of non-compliance with any of the financial covenants, the Company has the possibility of remedying it by granting real guarantees, surety bonds, or presenting bank guarantees for the total outstanding balances, within a period ranging from 60 (sixty) to 120 (one hundred and twenty) days from the date of the filing of the consolidated financial statements or the date of the formal written communication issued by the bank, after bank has received the covenant performance report from the Company, depending on each contract. In case the Company fails to provide any of the remedial measures within the stipulated period, it may result in an event of early maturity of the loans. As a result, the Company may lose the right to defer the payments for more than 12 months and, consequently, may have to classify the loans as current.

As of December 31, 2024, the Company did not comply with one of the financial covenants included in the BNDES loan agreements, referring to the capitalization ratio, which is measured as Equity/Total Assets, and must be equal to or greater than 0.3. This non-compliance is primarily due to losses accumulated in the last three years, impairment losses, one-off events, and negative impacts resulting from the extended ramp-up phase of Aripuanã. The debt continues to be presented as non-current, as the Company obtained bank guarantees prior to December 31,2024. In addition, on February 19, 2025 (subsequent event), the Company obtained a waiver for this covenant comprising the period of December 31, 2024 to December 31, 2025.

56 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

The Company remains committed to adopt measures to ensure compliance with all financial ratios and covenants in the up-coming periods, including the review of its capital structure, the implementation of initiatives to improve operational performance and the reduction of risk exposure.

Except for BNDES discussion above, no relevant changes to the contractual guarantees occurred in the year ending on December 31, 2024.

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

(a)	Composition

	2024	2023
Trade payables	434,672	423,611
Trade payable with related parties - note 20 (a)	8,616	27,992
	443,288	451,603

26	Confirming Payables

Accounting policy

The Company has contracts with some suppliers whose commercial payment varies between 90 and 180 days, which can be negotiated individually with the supplier and reach 210 days, without any additional guarantees, except for a specific supplier for which a letter of guarantee is provided. In these contracts, the supplier has the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position. The bank pays the supplier with an interest discount rate and the Company assumes part of the interest payment to the supplier. In certain cases, the supplier assumes the integral payment of interest. While the nature of the trade payable does not change, the Company believes that the separate presentation of these accounts within “Confirming payables” is relevant to the understanding of the Company's financial position.

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

The Company concluded that for December 31, 2024, the transactions maintain their essence as “confirming payables” taking into consideration Nexa’s assessment policy.

Payments of the principal amounts and interest reimbursements are presented within the “operating activities group” in the Company's cash flow statement, in accordance with IAS 7, as the Company classifies the actual transactions as confirming payable.

57 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Carrying amount of financial liabilities

	2024	2023
Confirming Payables	268,175	234,385

As of December 31, 2024, financial institutions have paid the total amount of confirming payables to the suppliers.

(b)	Range of payments due dates

	2024	2023
	Days after invoice	Days after invoice
Liabilities that are part of confirming payables	60 - 210	60 - 210
Comparable trade payables that are not part of a confirming payables	30 - 120	30 - 120
(c)	Non-cash changes

There were no business combinations or material foreign exchange differences in either period.

27	Asset retirement, restoration and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs for restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Other restoration obligations regarding the de-characterization of their structures includes estimated mandatory costs as required by the Brazilian Government. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a “Property, plant and equipment” for asset retirement obligations relating to operating mining assets or as “Other income and expenses, net” for non-operating structures and for de-characterization of environmental obligations and other restoration obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when these environmental damages are detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in “Other income and expenses, net” in income statement.

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

Critical accounting estimates, assumptions and judgments

The initial recognition and the subsequent revisions of the asset retirement obligations, other restoration obligations, and environmental obligations consider critical future closure and repairing costs and several assumptions such as interest rates, inflation, useful lives of the assets and the estimated moment that the expenditure will be executed. These estimates are reviewed annually by the Company or when there is a relevant change in these assumptions.

58 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, stage of engineering evaluation maturity among others. Engineering projects for each liability are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future income statement and balance sheet position.

(a)	Changes in the year

				2024	2023
	Asset retirement obligations	Environmental obligations	Other restoration obligations	Total	Total
Balance at the beginning of the year	253,533	54,265	7,121	314,919	266,319
Additions (ii)	54,968	1,407	-	56,375	13,979
Write-offs	-	(710)	-	(710)	-
Reversals	-	(1)	-	(1)	-
Payments	(13,552)	(4,233)	-	(17,785)	(12,383)
Divestments – note 1 (a)	(31,702)	(176)	-	(31,878)	-
Foreign exchange effects	(26,440)	(11,153)	(1,775)	(39,368)	11,917
Interest accrual - note 7	22,096	3,445	517	26,058	26,969
Remeasurement - discount rate (i) / (ii)	(18,495)	(10,685)	956	(28,224)	8,118
Balance at the end of the year	240,408	32,159	6,819	279,386	314,919
Current liabilities	40,555	3,935	3,071	47,561	33,718
Non-current liabilities	199,853	28,224	3,748	231,825	281,201

(i) As of December 31, 2024, the credit risk-adjusted rate used for Peru was between 3.39% and 12.29% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 4.02% and 8.51% (December 31, 2023: 6.94% and 11.11%).

(ii) The change in the year ended on December 31, 2024, was mainly due to an “out of period” adjustment of USD 13,416 in the asset retirement obligation related to old and non-operational structures in the Peruvian subsidiaries, which were not identified in previous years and therefore were not recognized by the Company. Additionally, there were changes in the time of expected disbursements on decommissioning obligations in certain operations, in accordance with updates in their dams’ obligations, asset retirement and environmental obligations studies, along with an increase in the discount rates, as described above. As a result, as of December 31, 2024, the Company’s asset retirement obligations for operational assets increased by USD 35,944 (December 31, 2023: decrease of USD 11,972) as shown in note 21; and asset retirement and environmental obligations for non-operational assets gain in USD 13,750 (December 31, 2023: expense of USD 10,125) as shown in note 9.

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

59 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

When a claim is secured by a judicial deposit, the Company offsets the provision with the judicial deposit amount in the consolidated balance sheet. However, the Company also has judicial deposits for claims for which the likelihood of loss is possible or remote and for which no provision is recognized. In such cases, these amounts are recognized as outstanding judicial deposits in the Company’s assets.

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

(a)      Changes in the year

					2024	2023
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	9,912	22,294	760	23,821	56,787	43,897
Additions	272	7,723	1,433	3,697	13,125	20,957
Reversals	(1,612)	(7,768)	-	(5,653)	(15,033)	(7,065)
Interest accrual	623	1,472	79	228	2,402	455
Payments	(15)	(2,727)	(20)	(1,564)	(4,326)	(6,966)
Foreign exchange effects	(1,993)	(4,190)	(70)	(1,474)	(7,727)	4,029
Other	(83)	605	(118)	-	404	1,480
Balance at the end of the year	7,104	17,409	2,064	19,055	45,632	56,787

(b)     Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2024			2023
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,118)	8,222	7,104	(1,372)	11,284	9,912
Labor	(985)	18,394	17,409	(1,810)	24,104	22,294
Civil	-	2,064	2,064	-	760	760
Environmental	-	19,055	19,055	-	23,821	23,821
Balance at the end of the year	(2,103)	47,735	45,632	(3,182)	59,969	56,787

As of December 31, 2024, the Company’s outstanding judicial deposits, that are not presented net of the provisions are USD 13,539 and are recorded as “Other Assets” in the balance sheet (December 31, 2023: USD 13,740).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s consolidated financial statements. The Company does not recognize a liability when it is not probable that an outflow of resources will be required or because the amount of the liability cannot be reliably calculated. These legal claims are summarized below:

	2024	2023
Tax (i)	110,165	133,038
Labor (ii)	24,530	48,274
Civil (iii)	17,821	12,823
Environmental (iv)	106,799	124,773
	259,315	318,908

60 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 41,723 (2023: USD 84,050).

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 10,676 (2023: USD 12,927).

Indirect taxes on sales

Relates to assessments issued by the Brazilian Internal Revenues Service concerning certain credits taken by the Company when calculating those indirect taxes on sales. The estimated financial effect of this contingent liability is USD 3,452 (2023: USD 4,272).

Value-added tax on sales

Relates to assessments issued by the tax authorities of the State of Minas Gerais concerning the following:

•	Incidence of value-added tax on sales of certain energy contracts. The estimated financial effect of this contingent liability is USD 15,410 (2023: USD 20,903).
•	The Company was challenged by the tax authorities regarding certain credits to the purchases of property, plant and equipment. The estimated financial effect of this contingent liability is USD 6,610 (2023: USD 8,052).

(ii)	Comments on contingent labor liabilities

Include several claims filed by former employees, third parties and labor unions and labor public attorney’s office mostly claiming the payment of indemnities related to dismissals, such as overtime, work at night hours, commuting hours, health hazard premiums and hazardous duty premiums, as well as indemnity claims by former employees and third parties based on alleged occupational illnesses, work accidents and payment of social benefits. The individual amount of the claims is not material.

(iii)	Comments on contingent civil liabilities

The civil proceedings identified as potential contingent liabilities are related to indemnity lawsuits filed against the Company, alleging property damages, contractual breaches, personal injuries, consequential damages, loss of prospective earnings, and other general losses. The estimated financial effect of this contingent liability is USD 17,821 (2023: USD 12,823).

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 93,634 (2023: USD 85,399).

29	Contractual obligations

Accounting policy

Contractual obligations consist of advance payments received by the Company under a silver streaming agreement, signed with a counterparty (the “Streamer”) and by which referential silver

61 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

contents found in the ore concentrates produced by the Company’s Cerro Lindo mining unit are sold to the Streamer.

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

The advance payment obtained under the silver streaming transaction entered by the Company in 2016 is recognized as contractual obligation to the extent that the risk assessment conducted by management indicates the relevant risks are substantially shared with the Streamer and the qualifying conditions of a sale of an “own use” item are met.

The advance payment was recognized as a Contractual obligation and the corresponding revenues are recognized as the silver is delivered, which is the time that the contractual performance obligations are satisfied. The Company delivers the certificates as the silver contents of its concentrate sales are collected from its customers that buy ore concentrates.

The recognition of interest on contractual obligation is based on the opening balance of the year of the contractual obligations applying a market rate percent, representing the effect of passage of time over the length of the Metal Purchase Agreement.

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

62 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(a)	Composition

In 2016, the Company entered a silver streaming arrangement for the anticipated sale of a portion of the silver contained in the ore concentrates produced by the Cerro Lindo mining unit, which consisted of i) an upfront payment of USD 250,000 and ii) additional payments at the date of each delivery of the ounces of payable silver equivalent to 10% of the spot price at the date of settlement. In addition, by this agreement, sales of silver certificates to Triple Flag are limited to a total of 19.5 million of the ounces that Nexa Peru sells to its customers. Once that limit is reached, sales under the streaming will be made for 25% of the silver content in the Nexa Peru’s sales of concentrate for a period equivalent to the life of said mining unit.

The changes in the contractual obligation are shown below:

	2024	2023
Balance at the beginning of the year	117,112	132,160
Revenues recognition upon ore delivery	(43,662)	(30,498)
Remeasurement adjustment (i)	21,084	10,121
Interest on contractual obligations - note 10	6,424	5,329
Balance at the end of year	100,958	117,112
Current	31,686	37,432
Non-current	69,272	79,680

(i) In September 2024, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 21,084, respectively, and an increase in accretion for an amount of USD 5,153 (in 2023: reduction in revenues for an amount of USD 10,121 and an increase in accretion for an amount of USD 1,219), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and the recognized revenue under the streaming agreement should be adjusted to reflect the updated variables.

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

As of December 31, 2024, the outstanding capital of USD 132,438 (2023: USD 132,438) is comprised of 132,438 thousand subscribed and issued common shares (2023: 132,438 thousand), with par value of USD 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)     Treasury shares

On June 4, 2020, at NEXA’s Extraordinary General Meeting (“EGM”), the Company’s shareholders approved the cancellation of the 881,902 shares held in treasury, purchased based on a share buyback program in prior years. For this reason, after the cancellation that occurred on June 4, 2020, VSA holds 64.68% of NEXA’s equity.

63 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(c)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(d)	Additional paid-in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(e)      Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2022	(337,340)	1,593	(10,948)	(346,695)
Translation adjustment on foreign subsidiaries	64,460	-	-	64,460
Cash flow hedge accounting, net of income tax	-	(331)	-	(331)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	343	343
Changes in fair value of investments in equity instruments	-	-	(3,608)	(3,608)
At December 31, 2022	(272,880)	1,262	(14,213)	(285,831)
Translation adjustment on foreign subsidiaries	81,413	-	-	81,413
Cash flow hedge accounting, net of income tax	-	(537)	-	(537)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(385)	(385)
Changes in fair value of investments in equity instruments	-	-	(1,466)	(1,466)
At December 31, 2023	(191,467)	725	(16,064)	(206,806)
Translation adjustment on foreign subsidiaries	(184,446)	-	-	(184,446)
Cash flow hedge accounting, net of income tax	-	109	-	109
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(1,037)	(1,037)
Changes in fair value of investments in equity instruments	-	-	(1,256)	(1,256)
At December 31, 2024	(375,913)	834	(18,357)	(393,436)
Attributable to NEXA's shareholders				(335,565)
Attributable to non-controlling interests				(57,871)

(f)	Earnings per share

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

	2024	2023	2022
Net (loss) income for the year attributable to NEXA's shareholders	(205,030)	(291,968)	49,695
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	(1.55)	(2.20)	0.38
(g)	Dividend distribution

On April 30, 2024, Pollarix's shareholders approved an additional dividend distribution to its shareholders for the 2023 fiscal year. Nexa BR will receive USD 3,018 (BRL 15,741 thousands) for its common shares, while the non-controlling interest, which holds preferred shares, will receive USD 11,654 (BRL 60,778 thousands). Pollarix has made a first payment on June 24, 2024, in the amount of USD 4,327 (BRL 22,567 thousands) and a second payment on September 27, 2024, in the amount of USD 6,891 (BRL 38,212 thousands). Both payments were made in cash to the non-controlling interest.

64 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

On December 16, 2024, Pollarix’s Board of Directors approved an early distribution of dividends to its shareholders for the 2024 fiscal year. Nexa BR will be entitled to receive USD 1,239 (BRL 7,239 thousands) for common shares and the non-controlling interest will be entitled to receive USD 4,784 (BRL 27,951 thousands) for preferred shares. On December 17, 2024, Pollarix made a partial cash payment of these dividends to non-controlling interest, in the amount of USD 3,398 (BRL 19,857 thousands).

On April 22, 2024, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2023 fiscal year, entitling the Company’s subsidiary Pollarix S.A. (“Pollarix”) to receive USD 23,319 (BRL 120,072 thousands). Pollarix received a first payment on May 24, 2024, in the amount of USD 9,683 (BRL 50,497 thousands), a second payment on August 22, 2024, in the amount of USD 6,475 (BRL 35,909 thousands), and a third payment on December 5, 2024, in the amount of USD 5,762 (BRL 33,665 thousands). All payments were made in cash from the outstanding amount of the dividend distribution.

On December 23, 2024, Enercan’s Board of Directors approved an early distribution of dividends to its shareholders for the 2024 fiscal year, entitling the Company’s subsidiary Pollarix S.A. (“Pollarix”) to receive USD 3,265 (BRL 19,077 thousands). On December 23, 2024, Pollarix received the payment in the amount of USD 3,265 (BRL 19,077 thousands).

Additionally, on March 27, 2024, Nexa Resources Peru S.A.A approved the distribution and payment of dividends in the amount of USD 5,549, related to the 2023 profits, Nexa CJM was entitled to receive USD 4,636 for its shares, while the non-controlling interest, and amount of USD 913. On July 12, 2024 Nexa Peru made a cash payment of these dividends to non-controlling interest, in the amount of USD 913.

(h)	Non-controlling interests

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2024	2023	2024	2023
Current assets	840,727	581,466	21,597	12,283
Current liabilities	381,329	292,067	8,169	11,734
Current net assets	459,398	289,399	13,428	549

Non-current assets	1,176,393	1,361,412	53,843	73,312
Non-current liabilities	422,555	385,208	11,099	9,421
Non-current net assets	753,838	976,204	42,744	63,891

Net assets	1,213,236	1,265,603	56,172	64,440

Accumulated non-controlling interests	205,102	207,966	42,569	46,747

Summarized income statement	NEXA PERU		Pollarix S.A.
	2024	2023	2024	2023
Net revenues	881,122	735,337	27,919	11,740
Net (loss) gain for the year	(41,999)	12,491	28,959	13,700
Other comprehensive (loss) income	-	-	(14,886)	5,606
Total comprehensive income for the year	(41,999)	12,491	14,073	19,306

Comprehensive (loss) income attributable to non-controlling interests	(5,229)	(9,206)	15,026	14,261
Dividends paid to non-controlling interests	5,938	124	14,616	23,589

Summarized statement of cash flows	NEXA PERU		Pollarix S.A.
	2024	2023	2024	2023
Net cash provided by (used in) operating activities	253,005	206,163	(11,615)	(5,189)
Net cash used in investing activities	(108,517)	(226,991)	2,130	36,993
Net cash (used in) provided by financing activities	(23,800)	(3,604)	13,783	(32,185)
(Decrease) increase in cash and cash equivalents	120,688	(26,145)	4,298	(381)

On November 18, 2024, Nexa Atacocha’s General Shareholders Meeting approved a capital increase of up to USD 37,000 to finance the development of the Cerro Pasco Integration Project with the issuance of up to 2,182,866 thousands shares (1,203,513 class A and 979,353 class B thousands shares).

65 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

On November 29, 2024, Nexa El Porvenir acquired a total of 35,917 thousand class A common shares of Nexa Atacocha (representing a 3.80% stake) at a purchase price of USD 0.0239 and USD 0.0084 respectively. The carrying value at the acquisition date was USD 12,629. As a result, the Company de-recognized the non-controlling interest, recording a decrease in equity attributable to owners of the controlling interest of USD 1,871.

In December 2024, Nexa El Porvenir paid USD 31,174 for the acquisition of Atacocha’s 1,537,189 thousand shares (1,178,166 thousand class A common shares and 359,023 thousand class B common shares) representing 16.23% stake, at a purchase price of USD 0.0239 and USD 0.0084 respectively. As a result, the Company de-recognized the non-controlling interest, recording a decrease in equity attributable to owners of the controlling interest of USD 2,765.

Consequently, as of December 31, 2024, the Company acquired a total of 1,573,107 thousand shares (representing a 20.03% stake) and recorded a total decrease in equity attributable to owners of the controlling interest for a total amount of USD 4,635 in the year 2024.

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

The recoverable amount is estimated by reference to the higher of an assets or CGUs fair value less cost of disposal (“FVLCD”) and its value in use (“VIU”). The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the asset is tested as part of a larger CGU to which it belongs.

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

66 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Impairment of exploration and evaluation costs and development projects costs

Exploration assets (greenfields) representing mineral rights acquired in business combinations, mineral rights, and other capitalized exploration and evaluation costs, as well as development projects costs capitalized included in Property, plant and equipment are tested for impairment individually or allocated in aggregation with CGU or groups of CGUs that include producing assets, when applicable, through FVLCD when there are indicators that capitalized costs might not be recoverable. The allocation of exploration and evaluation costs, and development project costs to CGUs or group of CGUs is based on 1) expected synergies or share of producing assets infrastructure, assets and/or processing facilities 2) legal entity level, and 3) country level. When testing a CGU or a group of CGUs that include exploration and evaluation costs and development project costs, the Company performs the impairment test in two steps. In the first step, producing assets or group of producing assets, and exploration and evaluation costs and development projects costs that are not expected to share infrastructure assets are tested for impairment on an individual basis. In the second step, exploration and evaluation costs and development project costs that shared infrastructure assets and/or processing facilities are allocated to a CGU or a group of CGUs and tested for impairment on a combined basis.

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

67 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts that also reflects the view of market participants. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

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

Impairment test analysis

Throughout 2024, the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed for its entire CGU located in Brazil and Peru.

68 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Goodwill assessment

The goodwill, included in “intangible assets”, has a balance of USD 206,423. In the third quarter of 2024, Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated including Mining Peru group of CGUs (Composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora in accordance with the assumptions and projections outlined in the Company’s strategic planning process. As a result, no impairment was identified.

Peruvian CGU

In the third quarter of 2024, the Company identified indicators of reversal, primarily driven by the increase of short-term and long-term metal prices. As a result, an impairment reversal for USD 22,206 was recognized at the CGU Cerro Pasco.

Magistral Project assessment

In the second quarter of 2024, because of the rejection of the Company’s Modification of the Environmental Impact Assessment (MEIA) described in Note 32 (a), in June 2024, the Magistral Project was tested for impairment resulting in a loss of USD 58,435, recognized in profit or loss. The recoverable amount was determined using the fair value less cost of disposal (FVLCD), based on market past transaction multiples (amount paid per ton of minerals for projects in similar stages).

Pukaqaqa Project assessment

In the second quarter of 2024, Nexa´s management analyzed alternatives for the sale of Pukaqaqa mining project, part of Nexa Peru´s portfolio and in the third quarter of 2024 the Company signed a purchase and sale agreement to sell the Compañía Minera Cerro Colorado S.A.C. owner of the greenfield Pukaqaqa Project. This triggered an impairment assessment as the project’s assets had been fully impaired based on the 2022 impairment evaluation.

The Company considered the most recent negotiation with the third-party to calculate the fair value less cost of disposal, considering the sales price and other obligations defined in the offer.

The sale transaction was completed on November 22, 2024 (as further described in Note 1 (a)) and the Company recorded an impairment reversal of USD 3,978 for the year.

Compañía Minera Shalipayco S.A.C.

In June 2024, the Compañía Minera Shalipayco S.A.C. (the joint operation between Nexa and PAS) decided not to renew the rights for the mining concessions of the Shalipayco project. As a result of this decision, it was agreed to commence the dissolution process of said Company after unsuccessful attempts to find a potential buyer. This investment project in Nexa Peru was impaired in 2022 as part of Nexa’s portfolio review. Consequently, no further material adjustment has been recognized in the year.

Morro Agudo CGU

In the first quarter of 2024, Nexa received a binding sale offer from a third party for Morro Agudo CGU. The sale transaction was completed on July 1, 2024 (as further described in Note 1 (a)), and the Company recorded an impairment reversal of USD 10,291 for the year.

Aripuanã CGU

The Company tested Aripuanã CGU after identifying impairment indicators related to (i) a devaluation of the exchange rate of BRL/USD; and (ii) an increase in operational costs for Aripuanã. No impairment was identified after the impairment assessment.

For the quarter ended on December 31, 2024, the Company did not identify any additional impairment trigger for the goodwill and UCGs mentioned above.

69 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

Impairment test summary

In summary, for the year 2024, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2024	2023
Magistral Project	(58,435)	-
Cerro Pasco CGU	22,206	(42,660)
Morro Agudo	10,291	(59,002)
Pukaqaqa Project	3,978	-
Others individual assets	(10,910)	(12,976)
Total	(32,870)	(114,643)
(a)	Key assumptions used in impairment tests

The recoverable amounts for each CGU were determined based on the FVLCD method, which were higher than those determined based on the VIU method.

The Company identified long-term metal prices, discount rate, exchange rate considering Brazilian real (BRL), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. Part of these assumptions are summarized below:

	2024	2023	2022
Long-term zinc price (USD/t)	2,930	2,800	2,787
Discount rate (Peru)	7.08%	7.22%	6.93%
Discount rate (Brazil)	7.64%	8.02%	8.03%
Exchange rate (BRL x USD)	5.66	4.84	5.22
Brownfield projects - LOM (years)	From 3 to 25	From 4 to 21	From 5 to 24
(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the gain was allocated on a pro rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	223,788	12,400	236,188
Intangible assets	176,967	9,806	186,773
Other net liabilities	(114,152)	-	(114,152)
	286,603	22,206	308,809

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,784 per ton compared to management’s estimation as of September 30, 2024, would have resulted in an impairment loss of USD 39,292 (or an impairment loss addition of USD 61,498). Also, an increase of 5% in the discount rate compared to management’s estimation, would have resulted in an impairment reversal of USD 14,932 (or a decrease in the impairment reversal of USD 7,274).

(c)	Sensitivity analysis –Tested CGUs and Cajamarquilla Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD (i)
		Change	Price	Change	Rate	Change	Price
Juiz de fora	146,341	(23.33%)	2,246	71.13%	13.08%	(13.00%)	4.92
Cajamarquilla	681,438	(20.01%)	2,344	94.42%	13.77%	-	-
Cerro Lindo	269,150	(24.81%)	2,203	169.19%	19.07%	-	-
Mining Peru	82,740	(7.43%)	2,712	38.35%	9.80%	-	-
Aripuanã	305,093	(15.43%)	2,478	56.34%	11.95%	(13.88%)	4.87

70 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(i) This analysis is only applicable to Juiz de Fora and Aripuanã CGUs, as these are in Brazil and their functional currency are BRL. Therefore, the appreciation of BRL over USD impacts the operational cost and expense, reducing the recoverable amount of these CGUs in USD, for consolidated purposes.

32	Long-term commitments
(a)	Projects evaluation

On February 8, 2024, the Peruvian Government approved an extension of the deadline for the Accreditable Investment Commitment under the Magistral Transfer Contract from September 2025 to August 2028. As of December 31, 2024, the unexecuted Accreditable Investment Commitment was USD 323,000, and if not completed by August 2028, the potential penalty exposure could be USD 97,029.

In December 2021, the Company submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the approval process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) raised unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA (refer to note 31 for further information on the impairment test).

According to the contract, the Company is currently in direct negotiations with the relevant authorities to discuss the impact of this situation on the Project’s execution and expects to reach a solution in the coming months.

(b)	Environmental Guarantee for Dams

On December 30, 2023, Minas Gerais State published Decree 48,747 of 2023, which regulated the requirement for an environmental guarantee as provided for in Law 23,291 of February 25, 2019 (the State Policy for Dam Safety). This guarantee aims to ensure environmental recovery in the event of an accident or deactivation of dams and applies to all dams with the characteristics established by the law.

During the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. The Company complied with this requirement in September 2024. The amendment also established that mining companies must present 50% of the chosen guarantees by the end of 2024.

Nexa’s obligation is to provide a guarantee in the amount of approximately USD 19,122 (BRL 118,411 thousand). On December 27, 2024, the Company provided 50% of the required guarantees, totaling approximately USD 9,561 (BRL 56,206 thousand), for all its structures in Minas Gerais through bank guarantees. The Company plans to provide an additional 25% by the end of December 2025 and the final 25% by the end of 2026, following the schedule previously established by the Decree.

However, on December 31, 2024, a new Decree was published, further amending the wording of Decree 48,747/2023. This amendment stipulated that the deadline for submitting guarantees would only begin after the environmental agency approves the proposal. Since the new Decree was published after Nexa submitted its guarantees, it will be necessary to await the environmental agency's analysis and address any adjustments required under the revised wording.

33	Events after the reporting period
(a)	Capital increase

On January 15, 2025, the subscription and payment process for the shares of the capital increase through new monetary contributions by Nexa Atacocha, as approved by the General Shareholders' Meeting on November 18, 2024, was completed. As a result, 100% of the Class A shares and Class B shares, which represent 1,203,513,164 and 979,353,191 respectively, were subscribed. Consequently, Nexa’s percentage of shares in Nexa Atacocha changed to 82.08%.

71 of 72

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2024 All amounts in thousands of US dollars, unless otherwise stated

(b)	Brazilian tax reform

On January 16, 2025, Complementary Law No. 214 was published, regulating the Brazilian tax reform on consumption. The reform introduced significant changes to the Brazilian tax system, aiming to simplify collection, reduce bureaucracy, and promote greater tax justice. Among the main changes are the creation of the CBS (Contribution on Goods and Services) and the IBS (Tax on Goods and Services), a dual VAT model that will replace the current PIS, COFINS, IPI, ICMS, and ISS taxes. The transition to the new system will begin in 2026, in a staggered manner, with full implementation by 2033. The Company will begin the necessary adjustments to its processes in 2025 to comply with the new requirements and deadlines, as well as adjust its accounting estimates that will be impacted. Consequently, there is no effect of the Reform on the financial statements as of December 31, 2024.

(c)	Other tax claim payments

In January 2025, the Company paid a total amount of USD 42,547 and is continuing legal processes either at the judicial or administrative levels regarding specific Peruvian uncertain income tax discussions. Such payments were placed before the courts, and a provision may be recorded against such amounts in the future if the likelihood of loss becomes probable or the payments could be recoverable in cash if the Company prevails in these discussions. These payments did not materially change the balances recorded and disclosed on December 31, 2024.

(d)	Share premium reimbursement

On February 20, 2025, the Company’s Board of Directors recommended, subject to approval by the Company’s Annual General Meeting expected to be held on or around May 8, 2025, a cash distribution to the Company’s shareholders of approximately USD 13,400 to be paid on June 24, 2025, as share premium reimbursement, in accordance with the dividend policy effective in January 2025.

*.*.*

72 of 72

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment Assessments – Goodwill and long-lived assets

As described in Notes 22 and 31 to the consolidated financial statements, the Company’s goodwill balance was US$ 305,397 thousand as of December 31, 2024, comprised by the goodwill allocated to the following cash generating units (CGU): Cajamarquilla, in the amount of US$ 95,087 thousand, Juiz de Fora, in the amount of US$ 3,887 thousand and Mining Peru, in the amount of US$ 206,423 thousand. Management conducts a goodwill impairment test on an annual basis or, more frequently, if circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment losses and reversals indicators for the long-lived assets, such as intangible, property plant and equipment and investments in associate companies. Potential impairment is identified by comparing the Fair Value Less Cost of Disposal (FVLCD) of a CGU to its carrying value, including goodwill, when applicable. Fair value is estimated by management using a discounted cash flow model or by market past transaction multiples. Management’s cash flow projections included significant judgments and assumptions mainly related to long-term zinc price and discount rates. The goodwill impairment assessments resulted in no impairment losses. The Company has also tested for impairment the assets that showed indicators of impairment losses and the assets other than goodwill that showed any indication that an impairment loss either no longer exists or has decreased. As a result of these impairment tests, the Company recorded US$ 69,345 thousand of impairment losses, mainly related to the Magistral Project, and recorded US$ 36,475 thousand of impairment reversals related to the Cerro Pasco and Morro Agudo CGUs and the Pukaqaqa Project.

The principal considerations for our determination that performing procedures relating to impairment assessments of the goodwill and long-lived assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the CGUs and individual assets; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to long-term zinc price and discount rates; and (iii) the audit effort included involving the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessments, including controls related to the significant assumptions. These procedures also included, among others (i) assessing the Company's determination of its cash generating units; (ii) testing management’s process for developing the fair value estimates; (iii) evaluating the appropriateness of the discounted cash flow model used by management; (iv) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (v) evaluating the reasonableness of the significant assumptions used by management related to long-term zinc price and discount rates. Evaluating management’s assumptions related to long-term zinc price and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the consistency with external market and industry data; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the long-term zinc price and discount rates used.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil

February 20, 2025

We have served as the Company’s auditor since 2001.