Form 20-F
period 2025-12-31
Nexa Resources S.A.
filed 2026-03-26
CIK 1713930

As filed with the Securities and Exchange Commission on March 26, 2026.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
The number of outstanding shares of each class of stock of Nexa Resources S.A. as of December 31, 2025, was:

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

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12-b2 of the Exchange Act. (Check one):

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

Yes ☐ No ☑

TABLE OF CONTENTS

iii

Form 20-F Cross Reference Guide

Form 20-F cross reference guide

Item	Form 20-F caption	Location in this report	Page
1	Identity of directors, senior management and advisers	Not applicable	–
2	Offer statistics and expected timetable	Not applicable	–
3	Key information
	3A Reserved	Not applicable	–
	3B Capitalization and indebtedness	Not applicable	–
	3C Reasons for the offer and use of proceeds	Not applicable	–
	3D Risk factors	Risk factors	7
4	Information on the Company
	4A History and development of the Company	About the Company, Business overview, Capital expenditures	4, 32, 106
	4B Business overview	Business overview, Mining operations, Smelting operations, Tailings Disposal, Commercial and Logistics, Energy, Regulatory matters	32, 37, 88, 92, 97, 102, 115
	4C Organizational structure	Business overview, List of Subsidiaries	32, Exhibit 8
	4D Property, plants and equipment	Mining operations, Smelting operations, Tailings Disposal, Commercial and Logistics, Energy, Capital expenditures, Regulatory matters	37, 88, 92, 97, 102, 106, 115
4A	Unresolved staff comments	None	–
5	Operating and financial review and prospects
	5A Operating results	Results of operations	134
	5B Liquidity and capital resources	Liquidity and capital resources	145
	5C Research and development, patents and licenses, etc.	Business overview	32
	5D Trend information	Results of operations	134
	5E Critical Accounting Estimates	Critical Accounting Estimates	–
6	Directors, senior management and employees
	6A Directors and senior management	Board of directors, Executive officers and Management committee	170, 179
	6B Compensation	Executive and director compensation	183
	6C Board practices	Corporate governance, Board of directors	165, 170
	6D Employees	Employees	186
	6E Share ownership	Board of directors—Share ownership	178
	6F Disclosure of a registrant’s action to recover erroneously awarded compensation	Executive and director compensation	183
7	Major shareholders and related party transactions
	7A Major shareholders	Major shareholders	158
	7B Related party transactions	Related party transactions	159
	7C Interests of experts and counsel	Not applicable	–
8	Financial information
	8A Consolidated statements and other financial information	Nexa Resources S.A. Financial Statements, Distributions, Legal proceedings	213, 161, 188
	8B Significant changes	Not applicable	–
9	The offer and listing
	9A. Offer and listing details	Trading markets	163
	9B Plan of distribution	Not applicable	–

iv

Form 20-F Cross Reference Guide

	9C Markets	Trading markets	163
	9D Selling shareholders	Not applicable	–
	9E Dilution	Not applicable	–
	9F Expenses of the issue	Not applicable	–
10	Additional information
	10A Share capital	Not applicable	–
	10B Memorandum and articles of association	Articles of association	191
	10C Material contracts	Business overview, Results of operations, Related party transactions	32, 134, 159
	10D Exchange controls	Exchange controls and other limitations affecting security holders	203
	10E Taxation	Taxation	194
	10F Dividends and paying agents	Not applicable	–
	10G Statement by experts	Not applicable	–
	10H Documents on display	Information filed with securities regulators	207
	10I Subsidiary information	Not applicable	–
	10J Annual Report to Security Holders	Not applicable	–
11	Quantitative and qualitative disclosures about market risk	Risk management	152
12	Description of securities other than equity securities	Not applicable	–
13	Defaults, dividend arrearages and delinquencies	Not applicable	–
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	–
15	Controls and procedures	Evaluation of disclosure controls and procedures, Internal control over financial reporting	204, 205
16A	Audit committee financial expert	Board of directors—Committees of our Board of directors—Audit committee	175
16B	Code of ethics	Corporate governance—Code of conduct	165
16C	Principal accountant fees and services	Principal accountant fees and services	206
16D	Exemptions from the listing standards for audit committees	Not applicable	–
16E	Purchases of equity securities by the issuer and affiliated purchasers	Purchases of equity securities by the issuer and affiliated purchasers	164
16F	Change in registrant’s certifying accountant	Not applicable	–
16G	Corporate governance	Corporate governance	165
16H	Mine safety disclosure	Not applicable	–
16K	Cybersecurity	Risk management	152
16J	Insider trading policies	Executive and Director Compensation	183
17	Financial statements	Not applicable	–
18	Financial statements	Nexa Resources S.A. Financial Statements	213
19	Exhibits	Exhibits	211

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

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for several reasons, many of which are not under our control. Among them, the activities of our competition, the future global economic situation, current and future geopolitical scenarios, in the countries in which we operate, and associated decisions, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the above-mentioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates, fluctuations, inflation and interest rate volatility;
•	the risks and uncertainties related to economic and geopolitical conditions in the countries in which we operate;
•	changes in global market conditions, impacting demand and pricing stability, including uncertainties related to global trade as a result of the imposition of tariffs in the international trade;
•	the impact of expanded regional or global conflicts, and the resulting potential impacts on supply and demand for commodities, logistics of key-inputs and consumables, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	demands and expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;
•	the impact of increasing severity of weather events on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;

Forward-Looking Statements

•	severe natural disasters, such as storms, prolonged heavy rainfall and floods, severe drought, or earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international and domestic freight and transportation networks;
•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that our permits, concessions, environmental studies, modificatory environmental studies and other governmental authorities requests may be terminated, not renewed or not granted by governmental authorities in the countries in which we operate which may result in impairment charges, fines and/or penalties;
•	the impact of political, institutional and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws, tax rules interpretation, and any related agreements that we have entered or may enter into with local governments;
•	legal and regulatory risks, including ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, along with the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored, data breaches and other cyberattacks) due to negligence, IT security failures or the increased use of artificial intelligence (“AI”);
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	interest rates increases, making the cost of capital and financial expenses higher than expected or even unattainable;
•	regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains, such as recent tariff increases on imports from Canada, Mexico, and China; and
•	other factors discussed under “Risk Factors.”

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

About the Company

About the Company

We are a large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America. We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso), and one open-pit in the Central Andes region of Peru. We also own and operate three zinc smelters – two in the state of Minas Gerais in Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which is the largest zinc smelter in the Americas.

We are a public limited liability company (société anonyme) incorporated under the laws of Luxembourg on February 26, 2014. Our registered office is located at 37A, Avenue J.F. Kennedy, L-1855, Luxembourg, Grand Duchy of Luxembourg, and we are registered with the Luxembourg Trade and Companies Register under number B185489. Our telephone number at this address is +352 28 26 3727. Our main office outside of Luxembourg is located at Avenida Engenheiro Luís Carlos Berrini, n° 105, 6th floor, São Paulo, State of São Paulo, Brazil. Our website is www.nexaresources.com. None of the information available on our website is incorporated in this annual report and it should not be relied upon in deciding to invest in our common shares.

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

Financial information

Our consolidated financial statements as of December 31, 2025, and 2024 and for each of the three years ended December 31, 2025, December 31, 2024, and December 31, 2023, are included in this annual report. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). References in this report to “our consolidated financial statements” are to our consolidated financial statements as of December 31, 2025, and 2024 and for each of the three years ended December 31, 2025, December 31, 2024, and December 31, 2023, and the related notes thereto included elsewhere in this report.

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

Non-IFRS Accounting Standards measures

For a discussion of how our management uses non-IFRS Accounting Standards measures as an additional measure of operational performance of our business, including discussion of our Adjusted EBITDA, reconciliation with most comparable IFRS Accounting Standards figures and changes made in 2025, see “Operating and Financial Review and Prospects—Results of Operations—Non-IFRS Accounting Standards measures and reconciliation.”

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

Country, market and industry information

This report contains and refers to information and statistics regarding the countries in which we operate and the markets for the metals we produce and sell. This data is obtained from independent public sources, including publications and materials from participants in the industry, such as Wood Mackenzie and from governmental entities such as the Brazilian Central Bank, Bloomberg Finance L.P., LME, LBMA, Brazilian Ministry of Treasury (Ministério da Fazenda), Brazilian Ministry of Mines and Energy (Ministério de Minas e Energia, or “MME”), National Mining Agency (Agência Nacional de Mineração, or “ANM”), Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”), the Getulio Vargas Foundation (Fundação Getúlio Vargas, or “FGV”), the Peruvian Stock Market Superintendency (Superintendencia del Mercado de Valores), the Peruvian Central Bank, the Peruvian Ministry of Economy and Finance (Ministerio de Economía y Finanzas) and the Peruvian National Institute of Statistics and Informatics (Instituto Nacional de Estadística e Informática). Some data is also based on our estimates, which are derived from our review of internal reports, as well as independent sources.

Volume information

All tonnage information in this report is expressed in metric tonnes, unless stated otherwise, and all references to ounces are to troy ounces, in each case, unless otherwise specified.

Risk Factors

Risk factors

Nexa and its operations are exposed to several inherent risks and uncertainties, including those described below. The risks described below are not the only ones that we face. Additional risks that we do not presently consider material, considering financial materiality and impact materiality, or of which we are not currently aware, may also affect us. Our business, results of operations, financial condition and cash flows could be materially and adversely affected if any of these risks materialize. You should carefully consider these risks with respect to an investment in us. This section is divided in two sub-sections: the “Risk Factors Summary,” which provides a brief summary of our Risk Factors and “Detailed Risk Factors,” providing detailed information in relation to each Risk Factor identified.

Risk Factors Summary

The following summarizes the main risks to which we are subject. You should carefully consider all the information discussed below in “Item 3—Key Information—Risk Factors—Detailed Risk Factors” in this annual report for a comprehensive description of these and other risks.

Strategic risks

•	Our business is highly dependent on the international market prices of the metals we produce, which are both cyclical and volatile.
•	Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.
•	Changes in global trade policy could adversely affect our business.
•	Changes in the demand and supply for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.
•	The mining industry is highly competitive.
•	Our estimates of Mineral Reserves and Resources may be materially different from the total mineral quantities we recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain Mineral Reserves and Resources uneconomical to mine.
•	We depend on our ability to replenish our Mineral Reserves for our long-term viability.
•	Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.
•	Any acquisitions or divestitures we make may not be successful or achieve the expected benefits.
•	Failure to meet ESG standards and achieve our environmental and social commitments could adversely affect our business, reputation, and financial condition.
•	Political, economic and social conditions in the countries in which we have operations or projects, or in which we do business, could adversely impact our business, financial condition results of operations and the trading price of our securities.
•	Political and social opposition to mining activities in the regions we operate could adversely impact our business and reputation.
•	Our operations depend on our relations and agreements with local communities, and new projects require conducting a prior consultation procedure.
•	VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.

Operational risks

•	We may be materially and adversely affected by challenges relating to slope and stability of underground openings.
•	Our projects are subject to operational risks that may result in increased costs or delays that prevent their successful implementation and/or adversely affect their expected financial return.
•	There are unique risks inherent to the development of underground mines, which may have a material adverse impact on our current and future cash flows.
•	Changes in the assumptions underlying the carrying amount of certain assets could result in significant impairment charges.
•	Disruption in supply of zinc concentrate, secondary feed materials, zinc calcine, key-consumables, natural gas, and electric energy could have a material adverse effect on our production levels and financial results.

Risk Factors

•	The nature of our business includes risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of unfavorable rulings.
•	Our business could be adversely affected by the failure of our counterparties to perform their obligations.
•	We may be adversely affected by the failure or unavailability of adequate infrastructure and skilled labor.
•	We may be adversely affected by labor disputes.
•	We could face significant challenges due to failures or interruptions in our information technology systems or automated machinery, including system security breaches resulting from cyber-attacks.
•	Our information and operational technology systems may be adversely affected by disruptions, damage, failure, and risks associated with implementation and integration of new technologies.
•	The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.
•	The collapse of dams, dry tailings or other geotechnical structures may cause severe damages, including personal, property, reputational, environmental damages, and loss of life.
•	We are exposed to health, safety, and environmental risks in our operations, and we may not be able to prevent accidents from happening.
•	Natural disasters and increasing severity of weather-related events could affect our business.
•	Interruptions of energy supply or increases in energy costs may materially and adversely affect our operations.

Financial risks

•	Our financial position and results of operations may be materially and adversely affected by currency exchange rate fluctuations.
•	Fluctuations in interest rates could increase the cost of servicing our debt, affect returns on our financial investments and negatively affect our overall financial performance.
•	We may engage in hedging and other derivatives activity that may not be successful and may result in losses or tax liabilities.
•	We might not be able to pay the principal and interest on our debt obligations if they are accelerated due to the non-compliance with the restrictive covenants and clauses of our debt contracts.
•	A downgrade of our credit ratings could increase our borrowing costs, trigger default or acceleration clauses in certain debt agreements, and limit our access to capital markets.
•	Any tax-related investigations conducted by federal, state or local governments may result in a material impact on our business, results of operations and financial condition.
•	Our business, financial position and results of operations may be adversely affected by inflation.
•	Our business requires substantial capital expenditures and is subject to financing risks.
•	We are exposed to credit risk in relation to our contractual and trading counterparties as well as to hedging and derivative counterparty risk, and our results of operations may be negatively impacted by increases in expected credit losses.
•	The mining business is subject to inherent risks, some of which are not insurable, and any uninsured or underinsured loss could adversely affect our operating and financial results.
•	Dividends or other distributions paid by us on our common shares will be subject to Luxembourg withholding tax.

Compliance risks

•	Health, safety and environmental laws and regulations, including regulations pertaining to adverse weather events, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.
•	Recent and potential changes in commercial and mining laws, including trends like resource nationalism, may significantly impact our mining operations.
•	Changes in tax laws, and any related tax agreements we have entered into or may enter into with local governments, may increase our tax burden and, as a result, could adversely affect our business, financial position, and results of operations.
•	Differing interpretations of agency regulations or court rulings and the application of such laws and regulations could result in unintended non-compliance and may have a material effect on our business, results of operations, and financial position.

Risk Factors

Detailed Risk Factors

Nexa and its operations are exposed to several inherent risks and uncertainties, including those described below.

Strategic risks

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

The imposition of tariffs in international trade has introduced additional volatility to global trade and, consequently, to the market prices of our products. We are actively monitoring the impact of these measures and cannot predict their ultimate effect on our business. Additionally, the persistent tensions surrounding international trade may increase the risk of an economic recession, which could lead to decreased demand for commodities and negatively affect commodity prices. The uncertainty surrounding these tariffs poses a significant risk that could adversely impact our financial performance and operations.

The ongoing international political tensions have increased global security concerns, the risk of broader regional or global escalation of such conflicts or any other military or trade disruptions. These have had, and may continue to have, adverse effects worldwide. Additionally, fluctuations in the value of the U.S. dollar, partly driven by global security concerns, directly impact commodity prices. Continued ramifications of these global conflicts include disruption of the supply chain, which has led, and may continue to lead, to impacts on production, investment, and demand and prices for our products; higher and more volatile prices for commodities, including oil and gas; disruption of global financial markets, and further exacerbation of overall macroeconomic trends, including high inflation and rising interest rates. For more information see “Operating and Financial Review and Prospects—Overview.”

Future declines in metal prices, especially with respect to zinc, copper, silver and lead prices, could have an adverse impact on our results of operations and financial position, and we might consider curtailing or modifying certain operations, selling certain operations, or not proceeding with our sustaining and/or growth strategy. In addition, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in metal prices. Lower utilization of capacity during periods of weak prices may expose us to higher unit production costs since a significant portion of our cost structure is fixed in the short-term due to the high capital intensity of mining operations. Conversely, during periods of high prices, our ability to rapidly increase production capacity may be limited, which could prevent us from selling more products. Moreover, we may be unable to complete expansions and greenfield projects in time to take advantage of rising prices for zinc, copper, lead, or other products.

Adverse economic developments in China could have a negative impact on our revenues, cash flow and profitability.

China has been the primary driver of global commodity demand for commodities over the last few years. According to Wood Mackenzie, in 2025, Chinese demand accounted for 51.4% of global demand for refined zinc and 57.3% of global demand for refined copper. Any slowdown in China’s economic growth that is not offset by increased demand from other regions or a reduction in commodities supply could adversely affect demand for our products or commodity prices, leading to lower revenues, cash flow and profitability.

Risk Factors

Changes in global trade policy could adversely affect our business.

Since January 2025, the U.S. administration has enacted sweeping tariff measures that raised the average applied U.S. tariff rate to elevated levels, materially elevating global trade uncertainty and cost structures. A universal “reciprocal tariff” baseline of 10% on most imports took effect April 5, 2025, alongside higher country-specific rates later implemented on August 7, 2025, with country rates spanning 10–50% that have been adjusted through executive orders, creating frequent changes our supply chains must monitor. Sector-specific tariffs were expanded materially, including steel, aluminum, and copper, receiving 50% tariffs.

U.S. tariffs have increased input costs and created sourcing and pricing volatility across metals, smelting inputs and mining operations. Project capital estimates and lead-times are being revised upward across the industry to reflect tariff pass-through on construction materials and equipment, with some firms evaluating onshoring or alternative investments. The breadth of new U.S. tariffs can dampen global growth, lowering metals demand and prices and delaying investment cycles, with modeled demand reductions for aluminum and copper being material under trade war scenarios.

Tariffs have increased our cost of inputs, logistics and capital projects; impacted availability of equipment and materials; and contributed to demand and pricing volatility for our products. While exemptions have been introduced, we cannot guarantee that our products and key-consumables will be included in them. In addition, recent U.S. Supreme Court decisions addressing the legality or scope of certain tariff authorities have introduced further uncertainty, as the practical effect of such rulings may be limited by ongoing or subsequent proceedings, transitional application, or the potential for tariffs to be reinstated, modified or replaced under alternative statutory authorities. We may be unable to pass these increased costs on to our customers, which could adversely affect our profitability, cash flows, and competitive position. The duration, scope and ultimate impact of current and future trade policies, including Supreme Court and other judicial developments, remain highly uncertain, and the continuation of global trade disputes may continue to have negative effects on the economies and economic prospects of the countries in which we operate, which in turn may continue to negatively affect our business and results of operations.

Changes in the demand and supply for the metals we produce, including as a result of the cyclicality of global economic activity, could adversely affect our sales volume and revenues.

Our revenues depend on the volume of metals we sell (and, to a lesser extent, the volume of metals produced by others that are smelted in our facilities. Our sales volume, in turn, depends on the level of industrial and consumer demand for these metals. An increase in the global production of zinc, copper, silver and lead along with a decline in demand for these metals, due to technological advances, changes in industrial processes or consumer habits, such as increased demand for substitute materials, economic slow-downs, or tariffs increasing prices could put downward pressure on metal prices. A decrease in prices may compromise the profitability of smelters, potentially leading us to reduce the volume of metals we sell, which could have a material adverse impact on our operational results and financial position. Even if our sales volumes remain stable, lower prices could negatively impact our revenues.

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

Risk Factors

Risks related to our Mineral Reserves and Resources

Our mineral rights may be terminated or not renewed by governmental authorities.

Our business is subject to extensive regulation in Brazil and Peru, including with respect to acquiring and renewing the required authorizations, permits, concessions, and/or licenses from the relevant governmental regulatory bodies. We have obtained, or are in the process of obtaining, all material authorizations, permits, concessions, and licenses required to conduct our mining and mining-related operations.

In Brazil, we may need to renew exploration authorizations related to our Brazilian mining operations 60 days prior to their expiration date if we determine that we continue to have an economic or business interest in the area. If we fail to demonstrate the existence of technical and economically viable mineral deposits in an area covered by an exploration authorization, we may be required to return them to ANM. The ANM may then grant exploration authorizations to other parties that may conduct other mineral prospecting activities at said area. With respect to mining concessions, there is no renewal requirement once we have obtained such concession. However, we must continue to assess the mineral potential of each mining concession to determine if the costs of maintaining the related exploration authorizations and mining concessions are justified by the results of operations to date. If such costs are not justified and we abandon the mine or suspend the mining activities without the formal consent of the regulatory authority for a period of more than 180 days, we may lose the respective mining concessions. Alternatively, we may elect to withdraw or assign some of our exploration authorizations or mining concessions.

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

Our estimates of Mineral Reserves and Resources may be materially different from the total mineral quantities we recover, and changes in metal prices, operating and capital costs, and other assumptions used to calculate these estimates may render certain Mineral Reserves and Resources uneconomical to mine.

There is a degree of uncertainty attributable to the estimation of Mineral Reserves and Resources. Until Mineral Reserves and Resources are mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the Mineral Reserves and Mineral Resources and grades of mineralization on our properties.

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

Risk Factors

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

Several of the assumptions used to calculate these estimates, including the market prices of commodities and foreign exchange rates, operating and capital costs and mining and metallurgical recovery rates, among others, can greatly fluctuate, which may result in significant changes to our current estimates. These changes may also render some or all our proven and probable Mineral Reserves and Measured and Indicated Mineral Resources uneconomic to exploit and may result in a reduction in Mineral Reserves and Resources.

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

Mineral exploration is highly speculative in nature, involves multiple uncertainties and risks and may be unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Reserves and Resources, assess amenability of the deposit to mining and processing scenarios, and estimate potential deposit value.

Substantial expenditures are required to establish proven and probable Mineral Reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain permits to continue mining activities. Therefore, once mineralization is discovered, it may take several years from the initial exploration phases and Mineral Resources determination before production is possible, if at all, during which time the project’s feasibility may change adversely.

Any acquisitions or divestitures we make may not be successful or achieve the expected benefits.

We regularly consider and evaluate opportunities to acquire assets, companies, and operations, as well as constantly review our project portfolio and operating assets. There can be no assurance that we will be able to successfully integrate any acquired assets, companies, or operations, nor guarantee success in connection with any divestment or sale of an operational or non-operational project or asset. In addition, any additional debt we might incur to finance an acquisition may materially and adversely affect our financial position and results of operations. If future acquisitions are significant, they could change the scale of our business and expose us to new geographic, political, operating, and financial risks. Similarly, any divestitures we make may not have the anticipated positive impacts and could lead to an impairment charge or other material adverse effects on our business, financial position, and results of operations.

Risk Factors

Failure to meet ESG standards and achieve our environmental and social commitments could adversely affect our business, reputation, and financial condition.

Public interest and legislative pressure related to ESG practices may vary significantly across the countries and jurisdictions in which we operate. If our ESG practices fail to meet regulatory requirements, our medium- and long-term ESG commitments, or the evolving expectations of investors, customers, employees or other stakeholders, our reputation, brand and ability to attract and retain talent may be negatively impacted, and customers and suppliers may be unwilling to continue doing business with us. Key areas of stakeholder focus include environmental stewardship, support for local communities, human capital management, employee health and safety, product quality, corporate governance, and transparency.

Stakeholders may focus on environmental issues, including climate-related risks, greenhouse gas (“GHG”) emissions, dam safety, and energy and water use. Concerns over the severity of weather-related events may result in new or increased legal and regulatory requirements to reduce or mitigate environmental impacts. If we fail to adapt to or comply with new regulations or disclosure requirements, investors may reconsider their capital investment in us and customers may choose to stop purchasing our products, which could have a material adverse effect on our business and financial condition.

We disclose information about our ESG goals and initiatives in our annual sustainability report and other communications, including voluntary commitments regarding GHG emission reductions, water consumption and safety. However, achieving these goals within our estimated investments, costs and timelines is subject to significant risks and uncertainties, including availability and affordability of necessary technology, unplanned operational issues, inability to obtain required permits, lack of necessary materials, customer acceptance of sustainable supply chain solutions, and shifts in public opinion and political leadership. Our ESG practices and initiatives may also result in increased operational costs, including monitoring, reporting, equipment and energy costs, which could materially impact our financial condition.

Additionally, certain political and regulatory developments reflect growing pushback against ESG initiatives, including measures that restrict or discourage ESG-related investment strategies and corporate initiatives. This may create challenges in balancing stakeholder expectations and could lead to legal, financial or reputational risks if our ESG approach is perceived as misaligned with regulatory or investor sentiment in different markets.

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

Risk Factors

Similarly, in recent years, Peru has experienced significant political instability. In 2025, Peru continued to face political uncertainty, including the appointment of a new president and changes in key members of the executive branch, which in turn have increased uncertainty regarding governance and the direction and implementation of economic and public policies. This continued in 2026, with the impeachment of President José Jeri and the election of José María Balcázar as the interim President. Such political conditions have adversely affected, and may continue to adversely affect, investor confidence and the overall economic outlook in the country. Inflationary pressures reduced economic growth and fluctuations in the Sol exchange rate may adversely affect our financial condition and results of operations. Political instability in Peru may also result in changes to, or delays in the enactment or implementation of, legislation and regulations applicable to our business in Peru.

Political and social opposition to mining activities in the regions we operate could adversely impact our business and reputation.

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

Our operations depend on our relations and agreements with local communities, and new projects require conducting a prior consultation procedure.

There are several local communities that surround our operations in Brazil and Peru, most of which we have entered into agreements with that provide for the use of their land for our operations. We also interact with regional and local governments and depend on our close relations with local communities and such governments to conduct our operations. From time to time, we may experience disputes with local communities and if our relations with the local communities and such governments were to deteriorate, or the local communities do not comply with the existing agreements or renew them upon expiration, it could have a material adverse effect on our business, reputation, properties, operating results, financial position, or prospects. In addition, a disruption in the relations between the local communities, governments and other parties may affect us indirectly.

In August 2025, we experienced a partial suspension of mining activities at the Atacocha and El Porvenir mines for seven days. A small group of individuals from the San Juan de Milpo community illegally blocked access to the mines as part of protest activities. The temporary and partial disruption resulted in an estimated zinc production loss of approximately 1.2kt of zinc, which was partially recovered in following months.

In January 2026, we also experienced a partial suspension of mining activities at the Atacocha mine for approximately four weeks, when a small group of individuals from the Joraoniyoc community blocked road access to the mine as part of protest activities. The temporary disruption resulted in an estimated zinc production loss of approximately 0.9kt of zinc. These disruptions could delay project development, reduce mining volumes, increase mining or exploration costs, and hinder the transportation of raw materials to our sites or the delivery of concentrates to customers.

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

Risks relating to our corporate structure

It could be difficult for investors to enforce any judgment obtained outside Luxembourg against us or any of our associates.

We are organized under the laws of Luxembourg. Furthermore, certain of our directors and officers reside outside the United States and Canada and most of their assets are located outside the United States and Canada. Most of our assets are located outside the United States or Canada. As a result, it may not be possible for investors to effect service of process upon us or our directors and officers within the United States, Canada, or other jurisdictions outside Luxembourg or to enforce against us or our directors and officers, judgments obtained in the United States, Canada, or other jurisdictions outside Luxembourg. Because judgments of United States or Canadian courts for civil liabilities based upon the U.S. federal securities laws or Canadian securities laws may only be enforced in Luxembourg if certain requirements are met, investors may face greater difficulties in protecting their interest in actions against us or our directors and officers than would investors in a corporation incorporated in a state or other jurisdiction of the United States or Canada.

VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.

As of March 26, 2026, VSA owns 64.68% of our issued and outstanding common shares. As a result, VSA can influence or control matters requiring approval by our shareholders, including the election of directors, the allocation of profits, the appointment of external auditors and the approval of mergers, acquisitions, or other extraordinary transactions. VSA may also have interests that differ from those of our other investors and may vote in a way that conflicts with or is adverse to the interests of our other investors. Additionally, VSA’s control over us may result in a lack of trading liquidity.

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

The rights of our shareholders, and the responsibilities of VSA as our controlling shareholder, are governed by Luxembourg law and are subject to certain Brazilian law provisions and differ in some respects from the rights and responsibilities of shareholders under the laws of other jurisdictions, including the United States and Canada, and shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

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

The determination to pay dividends and the payment of dividends or other distributions (including reimbursements of share premium) will be subject to the approval of our Board of directors and/or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations, our strategic plans and cash dividend distributions from our subsidiaries, as well as restrictions imposed by applicable law and contractual restrictions (although as of the date of this annual report there are no contractual restrictions on our ability to pay dividends or other distributions to our shareholders), LME and LBMA metal prices and other factors our Board of directors may deem relevant at the time. Luxembourg law also imposes certain requirements regarding distributions. For additional information, see “Share Ownership and Trading—Distributions.”

We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares, we generally cause our operating subsidiaries, including subsidiaries that are not wholly owned by us, to make distributions to the parent company in an amount sufficient to fund any such dividends or distributions to our shareholders. Although as of December 31, 2025, there were no material contractual restrictions on our subsidiaries’ ability to make distributions, their ability to do so is subject to, among other things, their capacity to generate sufficient earnings and cash flow and may also be affected by statutory accounting and tax rules in Brazil and Peru.

The determination to repurchase shares of our common stock is discretionary. Our ability to repurchase shares will depend on a number of factors, including, but not limited to, metal prices, restrictions imposed by applicable law, contractual restrictions, and other factors our Board of directors may deem relevant at the time. Our decision to repurchase shares could have a negative effect on our free cash flow and/or the liquidity of our common stock.

Operational risks

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

Our underground mines get deeper, and our waste and tailings storage facilities increase in size as we continue with and expand our mining activities. This presents certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to further reinforce such openings or take additional actions to prevent such a failure, we could incur additional costs and expenses, and our operations and stated mineral reserves could be negatively affected. We have taken actions we consider appropriate to maintain the stability of underground openings, but additional actions may be required in the future. Unexpected failures or additional requirements to prevent such failures may materially and adversely affect our costs and expose us to health, safety and other liabilities in the event of an accident, as well as adversely impacting our reputation. These developments may in turn materially and adversely affect the results of our operations and financial position, as well as potentially diminish our stated mineral reserves.

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

We invest in sustaining and increasing our mine and metal production capacity and developing new operations. Our projects are subject to several risks that may materially and adversely affect our growth prospects and profitability, including the following:

•	we may encounter delays or higher than expected costs in completing technical, engineering studies and obtaining the necessary equipment, machinery, materials, supplies, labor or services, in project execution by third-party contractors and in implementing new technologies to develop and operate a project;
•	we may experience delays in commencing and/or ramping up the operations of a new project or the expansion of an existing operation to its design capacity;
•	our efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;

Risk Factors

•	we may fail to obtain or renew, or experience delays or higher than expected costs in obtaining or renewing, the required agreements, authorizations, licenses, approvals and permits to develop a project, including the prior consultation procedure and agreements with local communities;
•	changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it;
•	accidents, natural disasters, labor disputes, equipment failures, water shortages, logistical issues, interruption of energy supply and increase in energy costs;
•	adverse mining conditions may delay and hamper our ability to produce the expected quantities and qualities of minerals upon which the project was budgeted;
•	mineral reserves and resources are estimates based on the interpretation of limited sampling data and test work that may not be representative of the deposits as a whole, or the technical and economic assumptions used in the estimates may prove to be materially different when the deposits are mined, that could result in materially different economic outcomes; and
•	conflicts with local communities, unions and/or strikes or other labor disputes may delay the implementation or the development of projects.

There are unique risks inherent to the development of underground mines, which may have a material adverse impact on our current and future cash flows.

The development of underground mines is subject to other unique risks including, but not limited to, geotechnical conditions, underground floods, issues relating to ventilating harmful gases, fall-of-ground accidents, and seismic activity resulting from unexpected or difficult geological conditions. While we anticipate taking all measures to safely operate, there is no assurance that the effect of these risks will not cause schedule delays, revised mine and operational plans, injuries to persons and property, and/or increased capital costs, any of which may have a material adverse impact on our cash flows.

We are subject to mine closure and environmental reclamation obligations, which may require substantial financial assurance and could negatively impact our liquidity and financial condition.

As a mining company, we are obliged to reclaim and remediate operationally affected areas during and after mining activities. These obligations are subject to regulatory changes, site conditions, and other external factors. In certain jurisdictions, we are required to provide financial assurances, such as bank guarantees, to ensure compliance with reclamation requirements. While these assurances are currently modest relative to our overall obligations, they may increase over time.

The costs associated with mine closure and environmental reclamation could be significant and may increase annually due to inflation, changes in regulatory requirements, and unforeseen site conditions. As of December 31, 2025, we have recognized provisions for these obligations; however, actual costs may exceed estimates. Changes in the regulatory requirements or the scope of necessary reclamation work could further impact our financial position and cash flows.

Failure to fulfil our reclamation and closure obligations or to provide adequate financial assurance could result in regulatory penalties, including fines, permits revocations, or other adverse consequences. Such risks could materially and adversely affect our operations, financial results, and reputation.

Changes in the assumptions underlying the carrying amount of certain assets could result in significant impairment charges.

We periodically assess whether our tangible and intangible assets have suffered any impairment, in accordance with the accounting policy stated in our consolidated financial statements. If our estimates of the recoverable amount of asset change or are inaccurate, we may determine that impairment charges are necessary. While impairment does not affect reported cash flow, the decrease in the recoverable amount determined could have a material adverse effect on our results of operations. Assurances cannot be given as to the absence of significant impairment charges in future periods, particularly if market conditions deteriorate.

Risk Factors

Disruption in supply of zinc concentrate, secondary feed materials, zinc calcine, key-consumables, natural gas, and electric energy could have a material adverse effect on our production levels and financial results.

A portion of the zinc concentrate processed in our smelters is obtained from third parties, and we may be adversely affected if we are unable to source adequate supplies. In 2025, 49.2% of the zinc concentrate processed in our smelters was obtained from third parties, with the remainder supplied by our own mining operations and from secondary feeds. The availability and price of zinc concentrate may be negatively affected by factors beyond our control, including interruptions in production by our mines or suppliers, decisions by suppliers to allocate supplies to other purchasers, price fluctuations and increasing transport costs. The efficiency of our smelter production is also affected by the mix of zinc concentrate qualities and grades processed. Where we cannot source adequate supplies of the concentrate qualities and grades that comprise the most efficient mix, alternative types may be available, but their use may increase production costs or reduce smelter productivity.

In addition, zinc sourced from secondary feed materials represented approximately 10.1% of the zinc content used by our Juiz de Fora smelter in 2025. The use of secondary feed material provides a competitive advantage over zinc concentrate, due to lower acquisition costs and operational gains. We have also incorporated zinc calcine processed by third parties into our operations to increase smelter production. To the extent we are unable to obtain adequate supplies of zinc secondary feeds or zinc calcine, or if we must pay higher than anticipated prices, our business, results of operations and financial position may be adversely affected. In recent years, our calcine supplier in Peru shut down its facilities, impacting smelter production. Since 2022, we have partially offset the reduction in calcine availability through development and consumption of new sources of secondary raw materials, such as third-party waelz oxide, which now provides flexibility for consumption of different raw materials in our smelter operations. Though we have secured a new source of calcine in Peru in 2024, we cannot assure shareholders that we will be able to continuously have secure access to the raw materials required for our operations in the future.

Natural gas is a critical energy input for our Peruvian smelting operations, particularly at Cajamarquilla, where it is used in the roasting and refining processes. Our supply is sourced under contracts with Peruvian natural gas distributors and is subject to risks including price volatility, pipeline disruptions, regulatory changes affecting the Peruvian natural gas market, and potential supply constraints driven by competing industrial demand. Any sustained interruption in natural gas supply or a material increase in its price could reduce smelter output and increase our operating costs in Peru.

Electric energy is a key consumable across all of our mining and smelting operations. Our electricity supply is sourced predominantly from renewable sources, primarily hydroelectric power, with renewable sources accounting for 98.3% in 2025. While this positions us favorably from a carbon-intensity and cost perspective, it also exposes us to hydrological risk. Prolonged drought conditions, which have affected Brazilian and Peruvian water systems in recent years, can reduce hydroelectric generation capacity and result in supply constraints or higher spot market prices. In Peru, electricity supply to our operations is subject to the regulatory framework governing the national interconnected grid, and any adverse changes to that framework, including pricing mechanisms or dispatch priorities, could increase our energy costs or affect supply reliability. To the extent we are unable to secure adequate electric energy supply at anticipated costs, our production levels and financial results may be adversely affected.

The nature of our business includes risks related to litigation and administrative proceedings that could materially and adversely affect our business and financial performance in the event of unfavorable rulings.

The nature of our business exposes us to various litigation matters, including civil liability claims, environmental matters, health and safety matters, regulatory and administrative proceedings, governmental investigations, tort claims, contract disputes, labor matters, and tax matters, among others. We cannot assure shareholders that these or other legal proceedings will not have a material adverse effect on our ability to conduct our business or on our financial position and results of operations, through distraction of our management team, diversion of resources or otherwise. In addition, although we establish provisions in our financial statements as we deem necessary in accordance with IFRS Accounting Standards, the level of provisions that we record could vary significantly from any cash amounts we pay, due to the inherent uncertainties in the estimation process, which, in the aggregate, may negatively impact on our financial condition.

Risk Factors

We may be liable for certain payments to individuals employed by third-party contractors.

Under Peruvian law, we may become responsible under certain circumstances to pay mandatory labor benefits or other obligations to personnel employed by our third-party contractors or sub-contractors. Although we believe that we are in substantial compliance with Peruvian labor laws, we cannot assure shareholders that any proceedings initiated by outsourced employees will be resolved in our favor and that we will not be liable for any mandatory labor benefits or for-profit sharing benefits. In the beginning of 2022, a law was published in Peru prohibiting companies from outsourcing core operational activities. More than 70% of our Peruvian workforce is employed by third-party contractors. In July 2023, the law was deemed to be unconstitutional because it was determined to be an unenforceable bureaucratic barrier by the National Institute for the Defense of Competition and the Protection of Intellectual Property (“INDECOPI”). In addition, we initiated a lawsuit seeking to declare the unconstitutionality of this law. However, in October 2025 the Constitutional Court determined that the prohibition to outsource core activities is constitutional. As a result of this ruling, chances of obtaining a favorable outcome in our action seeking a declaration of unconstitutionality of this law are remote. In parallel, there is a class action initiated by Servicio de Agua Potable y Alcantarillado de Lima (“SEDAPAL”) and other companies challenging the aforementioned law, which is pending a final judgment on appeal. We are not a party to this class action, but its outcome may impact the legal criteria applicable to our situation. Even so, the complaint filed at INDECOPI is still in effect in our favor, and we continue to monitor any developments. However, we cannot assure that the final outcome will be favorable to us or that the law will not have any material impact on us. Additionally, any future laws or regulations that would make us responsible under Peruvian law for paying mandatory labor benefits or for-profit sharing benefits for individuals employed by third-party contractors could have an adverse impact on our business, financial position, and results of operations. For more information, see “Information on the Company—Regulatory Matters—Peruvian regulatory framework—Regulation of other activities.”

Under Brazilian law, outsourcing is permitted if certain requirements are met. In addition, Brazilian law provides that the contractor will be held liable on a secondary basis if the outsourced or subcontracted companies do not fulfill their labor obligations. In cases where the outsourced or subcontracted companies do not pay the workers the labor sums they are entitled to, the contractor is responsible for those payments. These payments may have an adverse effect on our results of operation and financial position.

Our business could be adversely affected by the failure of our counterparties to perform their obligations.

Customers, suppliers, contractors, financial institutions, joint venture partners, and other counterparties may fail to perform existing contracts and obligations, which may unfavorably impact our operations and financial results. The ability of suppliers and customers to perform their obligations may be adversely affected in times of financial stress and economic downturn.

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

Our mining, smelting, processing, development, and exploration activities depend to a large degree on adequate infrastructure. The regions where certain of our current operations, projects and prospects are located in remote, sparsely populated regions that are difficult to access. To conduct our operations efficiently, we depend on reliable roads, bridges, power sources, and water supplies. The availability and cost of this infrastructure directly impact our capital and operating expenses, as well as our ability to maintain expected production and sales levels. Several factors, such as unusual weather events (including heavy rainfall and flooding), other natural disasters, sabotage, government actions or external interference (including protests by local communities that could temporarily suspend our projects), may disrupt infrastructure maintenance or availability.

Risk Factors

In addition, the mining industry is labor-intensive, and our success depends to a significant extent on our ability, and our contractors’ ability to attract, hire, train and retain qualified employees, including individuals with the necessary skills in the regions in which we operate. We could experience increases in recruitment and training costs, as well as decreases in operating efficiency, productivity, and profit margins, if we are unable to attract, hire and retain a sufficient number of skilled employees to support our operations.

We may be adversely affected by labor disputes.

Mining is a labor-intensive industry. We depend on more than 15,000 workers, including employees and contractors, to conduct our operations. A portion of our employees are unionized. On June 26, 2025, operations at the Cajamarquilla smelter were partially and temporarily suspended, as operator employees, represented by their labor union, initiated a strike on June 25, 2025. On June 30, 2025, operations at the Cajamarquilla smelter fully resumed at normal capacity utilization levels, following the successful conclusion of negotiations. The temporary suspension lasted three days. We cannot assure that we will not experience further work slowdowns, work stoppages, strikes or other labor disputes in the future, particularly in the context of the annual renegotiation of our collective bargaining agreements.

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

We have observed an increase in cyber risk, significantly driven by geopolitical conflicts and the growing use of emerging technologies, particularly those based on AI. Recent data shows a considerable rise in attacks targeting critical infrastructure, industrial companies, and government bodies. There has also been a notable evolution in the sophistication of malicious actions, requiring greater efforts from companies to enhance their readiness and ability to detect, respond to and recover from cyberattacks. Given the current scenario, we are susceptible to cyber incidents that may affect our technological infrastructure, whether proprietary or provided by business partners.

A successful cyberattack or other cybersecurity incident could result in production and operational downtimes, data corruption, unauthorized disclosure of sensitive information, reduced revenue, unexpected operational costs, reputational damage, and potential legal or regulatory violations. Although cyber incidents to date have not resulted in any material breaches, disruptions, or loss of business-critical information, our systems and procedures for preparing and protecting against such attempts and mitigating such risks may prove to be insufficient against future attacks. These events may subject us to significant expenses, remediation costs, disputes, financial losses, regulatory actions or investigations, litigation, reputational harm, and delays in the deployment of critical technologies, which could result in damages, material fines and penalties, and harm to our reputation, any of which could have a significant effect on our financial condition, results of operations, liquidity, and cash flows.

Risk Factors

Privacy, data protection, and cybersecurity are constantly adapting to frequently changing regulations and standards. The General Data Protection Regulation (“GDPR”) of the European Union came into effect in 2018, introducing stricter rules regarding the security of personal data. The GDPR requires companies to comply with new guidelines for handling personal and sensitive information, including its use, protection, and the rights of individuals to correct or delete their stored data. In Peru, the Personal Data Regulation, Law No. 29.733, known as the Ley de Protección de Datos Personales (“LPDP”), was enacted in 2011 and was supplemented by Supreme Decree No. 016-2024-JUS, published in 2024. Cybersecurity matters in Peru are regulated under a separate legal framework from the LPDP (Urgency Decree No.007-2020, which approves Peru’s Digital Trust Framework and provides measures to regulate and strengthen the Digital Trust Framework, approved by Supreme Decree 126-2025-PCM). Similarly, in Brazil, Law No 13.709, the Lei Geral de Proteção de Dados (“LGPD”) came into effect in 2020, which closely mirrors the principles outlined in the GDPR. These regulations reflect the ongoing evolution of privacy, data protection, and cybersecurity standards worldwide. We also observe a series of deliberations by regulatory bodies responsible for Data Protection in these countries and regions, primarily focused on responsibilities and data breach reporting criteria; sanctions; and how to adequately calculate fines, and the role of the Data Protection Officer. Regarding data governance, Peru has also issued specific rules on the role of a Data Protection Officer (“DPO”), through a Directive that establishes the requirements for the designation, performance, and functions of a DPO (approved by Directorial Resolution No. 100-2025-JUS/DGTAIPD). Both the LGPD and LPDP represent comprehensive data protection laws, establishing detailed rules for the collection, use, processing and storage of personal data and affecting all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. In public companies that require certain disclosures regarding cybersecurity risk, such scrutiny from the regulators increases the risk of investigations into the cybersecurity practices, and related disclosures, of companies within its jurisdiction, which at a minimum can result in an increase in administrative costs, distraction of management and diversion of resources for targeted businesses. Any noncompliance with the GDPR, the LGPD, the LPDP, the SEC cybersecurity rules, or any other privacy, data protection and cybersecurity regulations could result in proceedings or actions against us by governmental entities, the imposition of fines or penalties and damage to our reputation, which could have an adverse effect on us and our business, reputation, and results of operations.

Our information and operational technology systems may be adversely affected by disruptions, damage, failure, and risks associated with implementation and integration of new technologies.

Information and operational technology systems are constantly evolving, and to remain competitive, we must implement new technologies in a timely, cost-effective, and efficient manner. We actively update our corporate strategy for AI and the use of new technologies, which may increase our exposure to cybersecurity risks. AI models are used to support decision-making, while material financial and operational decisions remain subject to human review and approval in accordance with our governance framework. While AI has the potential to improve efficiency and safety, it also presents unique vulnerabilities that may adversely impact our operations, including algorithmic biases that could lead to inaccurate decisions or unintended outcomes; data integrity risks, such as manipulation or corruption of datasets used to train AI systems (data poisoning); AI hallucination, which can generate incorrect or misleading information that may negatively impact internal decision-making processes; and unauthorized access or exploitation of AI-powered systems, potentially compromising operations or sensitive data.

Additionally, adopting new technologies like AI requires new capabilities, which may require re-skilling of our existing workforce and could replace some tasks and result in workforce changes. A failure to manage these changes effectively could lead to adverse impacts including eroding our workplace culture and operational disruptions.

The increased interconnectivity of automated, AI, and cloud-based systems, combined with the expansion of our remote workforce, increases our cyber-attack risk. This requires heightened vigilance and the implementation of advanced security measures.

At the same time, despite our best efforts, failure to adopt new technologies, such as AI, as efficiently or as quickly as our competitors may adversely affect our competitiveness and, consequently, the results of our operations.

Risk Factors

Health, safety and environmental risks

The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.

As a mining company, we face inherent risks associated with the operation of tailings dams, which are structures built for the containment of the mining or industrial waste, known as tailings, and in the operation of related structures and facilities. We currently have 40 disposal facilities, 22 of which are active and 18 inactive, including industrial waste dams, tailings dams, waste piles, dry stacking disposal facilities, effluent dams, sediment dams and water storage dams. 18 of these structures are located in Peru and 22 are located in Brazil. Some of our tailing’s dams contain materials that could increase the potential hazard in the event of unexpected failure. As evidenced by the collapse of dams in Brazil over the last decade, any such failure could result in significant personal, property, reputational, social and environmental damages, and materially and adversely affect our reputation and our ability to conduct our operations and expose us to significant liability.

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

In compliance with applicable regulations, we have conducted engineering studies to evaluate stability and confirm the construction method of old inactive industrial waste containment structures located in our Juiz de Fora unit, located in the State of Minas Gerais. These structures, since they became inactive more than 20 years ago, have been subject to decommissioning as monitored by the environmental agency of the State of Minas Gerais as part of the environmental licensing process for the unit. None of these structures contain mining tailings, water or liquid waste. After discussions with the State Environment Foundation, FEAM (“Fundação Estadual do Meio Ambiente”) they have been characterized as dry stacking structures (piles). Therefore, no de-characterization projects are required. All structures are non-operational and are stable. As a result, the provision previously recorded for potential de-characterization will be reduced, leaving only a residual amount for necessary adjustments for closure and preventive maintenance.

Certain regulations, such as those enacted by ANM between 2020 and 2025, may also impose requirements that are more restrictive than our current standards, including mandated compliance with emergency plans and increased insurance requirements and premiums, or require us to pay additional fees or royalties to operate tailings dams. We may also be required to facilitate the relocation of communities and facilities impacted by tailings dam failures. Moreover, insurance coverage for damages resulting from tailings dams’ failure may not be available. As a result, we may incur increased expenses in connection with compliance with applicable standards, which may adversely impact on our results. If we fail to comply with applicable requirements, we may be exposed to liability and other penalties.

The collapse of dams, dry tailings or other geotechnical structures may cause severe damages, including personal, property, reputational, environmental damages, and loss of life.

We own several dams, dry stacking disposal facilities, and other geotechnical structures, which may present higher stability risks, especially related to liquefaction. We cannot guarantee that our safety measures will be sufficient and the collapse of any of these structures could cause significant loss of life, personal property and environmental damage, as well as having a material adverse effect on our business, operations, and reputation.

We are exposed to health, safety and environmental risks in our operations, and we may not be able to prevent accidents from happening.

Working underground in mines, in tailings’ disposal facilities and across all our activities is inherently risky, presenting potential health, safety, industrial, environmental, and other risks that may affect our operations, employees and surrounding communities. Although safety is our number one priority throughout all our operations, we cannot eliminate the risk of accidents. In 2024 and 2025, such accidents resulted in three and two fatalities, respectively, which underscores the inherent risks of our activities that may have a negative effect on our results of operations and reputation. See “Environmental, Social and Governance (ESG)—Materiality Matrix—Health, safety and well-being.”

Risk Factors

Global or regional health considerations, including the outbreak of a pandemic or contagious disease, have impacted and could continue to impact our business, financial condition, and results of operations.

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

Natural disasters could significantly damage our mining and production facilities and infrastructure and may cause a contraction in sales to countries adversely affected due to, among other factors, power outages and the destruction of industrial facilities and infrastructure. In particular, the Central Andean region, where two of our mines are located, is prone to mudslides and earthquakes of varying magnitudes. Due to the El Niño and La Niña weather phenomena, Peru typically experiences extreme weather events that lead to flooding and mudslides, and which could adversely affect our operations. In the past, extreme flooding and mudslides in Peru have interrupted the supply of metal concentrates from our mines and the supply of zinc products to our plants. In addition, Brazil has been experiencing increasingly unpredictable and severe weather events, including historically heavy rainfall in multiple consecutive years. The physical impact of adverse weather events on our business remains uncertain, but we are likely to experience changes in rainfall patterns, increased temperatures, water shortages, rising sea and river levels, lower water levels in rivers due to natural or operational conditions, increased storm frequency, and intensity as a result of increasing severity of weather-related events, which may adversely affect our operations. For example, in the Pasco region (El Porvenir and Atacocha) and at Aripuanã we faced atypical heavy rainfall, with Aripuanã recording rainfall volumes more than 30% above the two-year historical average. Our local team effectively responded to these events ensuring the safety and stability of operations, but we cannot guarantee that any future natural disasters or events will not adversely affect our operations. Although we have certain insurance policies covering damage caused by natural disasters, extensive damage to our properties and facilities and staff casualties due to natural disasters may not be covered by our insurance policies and/or could materially and adversely affect our ability to conduct our operations and, as a result, reduce our future operating results.

In addition, the potential physical impact of adverse weather events on our operations is highly uncertain and would be particular to the geographic circumstances of our facilities and operations. It may include changes in rainfall patterns, water shortages, forest fires, rising sea and river levels, changing storm patterns and intensities, and changing temperatures. These effects may materially impact the cost, production, and financial performance of our operations.

Interruptions of energy supply or increases in energy costs may materially and adversely affect our operations.

Energy is a key component of our production costs. In Peru, we obtain the majority of our electric power for our operations from third parties through energy supply contracts. Although we are party to long-term power purchase agreements with Electroperú S.A. (until the end of 2026) and Kallpa Generación S.A. (from 2027 to 2036), we cannot ensure that we will have secure access to energy sources in Peru at the same prices and conditions in the event of any interruption or failure of our sources of energy, failures or congestion in any part of the Sistema Eléctrico Interconectado Nacional (“SEIN”), any failure to renew or extend our other existing energy supply contracts, or due to any regulatory changes that may impact energy rates. In 2025, rainfall was stable throughout the year. Without major water shortages, average energy prices remained around US$30/MWh. However, the inefficient energy generation in the SEIN, which currently lacks renewable energy projects (i.e., hydroelectric, wind and solar), may adversely impact our operations in case of lack of rain in central Peru, given that most of the energy consumption in the country comes from hydroelectric plants, and may result in an increase in energy prices. These types of renewable projects are expected to lower the prices that energy generators are able to offer to large industrial users.

In Brazil, we obtain electric power for our operations from hydroelectric plants grouped into several legal entities—which are directly or indirectly jointly owned by us, our controlling shareholder, and its affiliates—pursuant to long-term power purchase agreements. In 2025, self-production plants represented 82.2% of energy supply, in terms of energy acquired via energy purchase and sale contracts. Furthermore, our energy costs under these agreements could increase in the event of differences in the hydrology forecast due to the fact that these hydroelectric plants share hydrological risk, in addition to payment of higher energy taxes. For more information, see “Information on the Company—Energy—Power and energy supply.”

Risk Factors

Prices and availability of energy resources for our operations may be subject to changes or curtailment due to, among other things, new laws or regulations, the imposition of new taxes or tariffs, supply interruptions, equipment damage, volatility and increase in worldwide price levels for energy and related components, market conditions, and any inability to renew our existing supply contracts. Disruptions in energy supply or increases in costs of energy resources could increase our production costs and have a material adverse effect on our financial position and results of operations.

Shortages of water supply due to permitting, licensing, and other governmental regulations, explosives, critical spare parts, maintenance service and new equipment and machinery may materially and adversely affect our operations and development projects.

Our mining and smelting operations require the use of significant quantities of water for extraction activities, processing, and related auxiliary facilities. Water usage, including extraction, containment, and recycling requires appropriate permits, which are granted by regulatory authorities in Brazil and Peru. The available water supply may be adversely affected by shortages or changes in governmental regulations. We cannot assure shareholders that water will be available in sufficient quantities to meet our future production needs or will prove sufficient to meet our water supply needs. In addition, we cannot assure shareholders that we will maintain our existing licenses related to water rights, particularly if political changes lead to additional regulatory requirements or review of existing licenses. A reduction in our water supply could materially and adversely affect our business, results of operations and financial position. In addition, if we are unable to obtain the necessary licenses with respect to water use, we may be prevented from pursuing some of our planned expansion projects.

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

Our revenues are primarily denominated in U.S. dollars, while certain portions of our operating costs, particularly labor costs, are denominated in reais and soles. As a result, an increase in inflation in Brazil and Peru, without a corresponding devaluation of the real or sol, could materially and adversely affect our financial position, results of operations, net income, and cash flows. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Macroeconomic conditions of the countries and regions where we operate” for a discussion of inflation in 2025.

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

A portion of our indebtedness bears interest based on variable/floating interest rates, including the Secured Overnight Financing Rate (“SOFR”), the Interbank Deposit Certificate (“CDI”), and the Long-Term Rate (“TLP”). As of December 31, 2025, 21.2% of our total debt was subject to variable/floating interest rates. These rates have fluctuated in response to changes in economic growth, monetary policy, and regulatory changes. A significant increase in underlying interest rates, particularly in SOFR and CDI, could materially increase our financial expenses and materially and adversely affect our overall financial performance and credit ratings. For more information, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

Risk Factors

We may engage in hedging and other derivatives activity that may not be successful and may result in losses or tax liabilities.

We may use foreign exchange and metal commodity non-deliverable forwards, swaps and options to mitigate the risks associated with currency and metal price volatility. Despite having a conservative hedging and derivatives financial policy, our hedging activities could cause us to lose or limit our ability to benefit from increases in the prices of the metals we produce if prices rise above the levels set out in our hedge positions, or from favorable variations in currency prices. The cash flow and the mark-to-market values of our production hedges can be affected by factors such as currency volatility and fluctuations in metal prices, which are beyond our control.

Our hedging agreements contain events of default and termination events that could lead to early closeouts of our hedges such as failure to pay, breach of the agreement, misrepresentation, default under our loans or other hedging agreements and bankruptcy. In the event of an early termination of our hedging agreements, the relevant hedge positions would be required to be settled at that time. In that event, there could be a lump sum payment to be made either to or by us. The magnitude and direction of such a payment would depend upon, among other things, the characteristics of the hedge instruments that were terminated and the relevant market prices at the time of termination. Any of the factors described above could have a material adverse effect on our financial position, results of operations or cash flows. See “Operating and Financial Review and Prospects—Risk Management—Financial risk—Metal price sensitivity.”

In addition, we have faced the risk that the Peruvian tax authority (“SUNAT”) does not recognize the deductibility of losses from certain hedge transactions in our Corporate Income Tax (“CIT”) calculations. SUNAT has challenged past hedge transactions that were previously considered eligible for deduction, resulting in tax assessments against Nexa Peru and Nexa CJM totaling approximately US$17.5 million. At this time, a provision has been recognized in connection with these assessments, primarily due to challenge in retrieving supporting documentation for transactions that occurred many years ago. Beginning in fiscal year 2019, Nexa CJM reclassified its derivative instruments as speculative, rather than hedging instruments for tax purposes, in order to mitigate the risk of future deductibility challenges by SUNAT. This tax treatment has been consistently applied in subsequent fiscal years and is expected to continue on a prospective basis. Nevertheless, residual risk remains with respect to prior periods currently under challenge by SUNAT, which could result in the disallowance of previously claimed deductions or the obligation to pay substantial additional tax amounts.

We might not be able to pay the principal and interest on our debt obligations if they are accelerated due to the non-compliance with the restrictive covenants and clauses of our debt contracts.

Any default on the contracts governing our debts that are not remedied or waived by our lenders or noteholders could result in the acceleration of our obligation to pay the outstanding amounts. If we are unable to generate sufficient cash flow from our operations or secure the necessary resources to make the principal and interest payments on our debts as a result of such acceleration, our business, financial position, credit ratings, and results of operations could be materially and adversely affected. For more information on restrictive covenants in our debt contracts, see “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Debt.”

A downgrade of our credit ratings could increase our borrowing costs, trigger default or acceleration clauses in certain debt agreements, and limit our access to capital markets.

We cannot guarantee that our current credit ratings will be maintained. A downgrade of our credit ratings by one or more rating agencies could increase our borrowing costs, limit our access to capital markets, and trigger default or acceleration clauses in certain debt agreements, requiring us to implement cure mechanisms and/or post additional collateral under specific arrangements.

Risk Factors

Any tax-related investigations conducted by federal, state, or local governments may result in a material impact on our business, results of operations and financial condition.

We may be subject to tax investigations by authorities arising from our actions or omissions, as well as those of our customers. Such investigations have the potential to impact our results and operations materially and adversely. Such investigations may lead to significant legal and financial consequences, including fines, penalties, and reputational damage. We may not be able to identify and address potential compliance issues, implement robust internal controls, and foster a culture of transparency and accountability with our customers.

In 2023, after cooperating with an investigation by the Public Prosecutor's Office and Tax Authority of the State of Minas Gerais (“MG Authorities”) into the commercial and value added tax (“VAT”) practices of certain former customers with respect these practices and our interactions with them, we reached a settlement and with the MG Authorities, without admitting wrongdoing, agreed to make certain tax payments, including interest, and penalties to the State of Minas Gerais on behalf of certain former customers who allegedly failed to meet their tax obligations. This resolution concluded the MG Authorities’ investigations on us. We made the scheduled 2025 installment payments as required under the agreement and we do not expect any further developments or provisions regarding these VAT matters but cannot assure you we will not be subject to future tax-related investigations.

For more information about this investigation and its resolution, see “Additional Information—Legal Proceedings—Other legal proceedings.” The effects of any future tax-related investigations may have a material impact on our business and financial condition.

Our business, financial position and results of operations may be adversely affected by inflation.

According to the International Monetary Fund, global inflationary pressures eased in 2025 compared to 2024 and are expected to continue declining in 2026. However, downside risks could alter this outlook, depending on shifts in technology expectations and the escalation of geopolitical tensions. Certain countries in which we operate have experienced, and may experience again in the future, periods of elevated inflation, potentially increasing our operating costs and affecting domestic demand for our products. Central banks are expected to persist in their efforts to maintain inflation within, or close to, established target ranges. These pressures have already impacted on our operating margins through cost increases and may increase the cost of financing and impact on our ability to access international financial markets. Further, government policies in the countries where we operate could materially and adversely affect their overall national economies, which in turn may materially and adversely affect us. Furthermore, as we follow international market prices, we may not be able to adjust the prices we charge our customers to offset potential effects of inflation on our cost structure. In addition, although the functional currency for our Peruvian operations is the U.S. dollar, high inflation rates could still increase our operating costs, further adversely impacting our operating margins if we are not able to pass these increased costs on to consumers.

Our business requires substantial capital expenditures and is subject to financing risks.

Our business is capital intensive. Exploration for and exploitation of mineral deposits, maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest capital to maintain and potentially expand our existing brownfield operations, develop our greenfield projects pipeline in order to sustain and grow production, in addition to conducting investments in sustaining, health, safety and environment. In 2025, we invested US$351.9 million in capital expenditures. We depend partially on our operating cash flows to support our capital expenditures. See “Information on the Company—Capital Expenditures.”

No assurance can be given that we will be able to maintain our production levels or generate sufficient cash flow, or have access to sufficient investments, loans, or other financing alternatives to finance our capital and other projects expenditure program at a level necessary to sustain and grow our current exploration and exploitation activities. Any equity or debt financing, if available, may not be on terms that are favorable to us. If our access to external financing is limited, we may not be able to execute our strategy, which could adversely affect our business, financial position and results of operations.

Risk Factors

We are exposed to credit risk in relation to our contractual and trading counterparties as well as to hedging and derivative counterparty risk, and our results of operations may be negatively impacted by increases in expected credit losses.

We are subject to the risk that the counterparties with whom we conduct our business (in particular our customers) and who are required to make payments to us are unable to make such payment in a timely manner or at all. Credit risk is present in our hedging operations, customer operations and cash management operations. If the amounts that are due to us are not paid or not paid in a timely manner, this may impact not only on our current trading and cash-flow position but also on our financial and business position. In addition, our derivatives, metals hedging, and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial position, and results of operations.

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

The mining business is subject to inherent risks, some of which are not insurable, and any uninsured or underinsured loss could adversely affect our operating and financial results.

The business of mining zinc, copper, silver, lead, and other minerals is subject to several risks and hazards. Hazards associated with underground mining operations include underground fires and explosions, including those caused by flammable gas, gas and coal outbursts, cave-ins or falls of ground, rock falls, openings collapse, lack of oxygen, air pollution, tailings dam failures or other discharges of tailings, hazardous substances and materials, gases and toxic chemicals, water ingress and flooding, sinkhole formation, ground subsidence, and other accidents and conditions resulting from underground mining activities, such as drilling, blasting, removing and processing material. In addition, we may encounter geotechnical challenges as we continue with and expand our mining activities, including the possibility of failure of underground openings.

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

The insurance market may not offer, or may offer only insufficient, coverage for certain risks to which we are exposed, and we cannot guarantee that all operational, cyber, property, civil liability and other critical risks will be fully covered under our insurance program. As a result, loss events involving uninsured or partially insured risks, including those considered critical to our operating could occur. Although we seek to diversify our counterparties, including insurers, reinsurers and brokers, to obtain the most appropriate and effective coverage available, there can be no assurance that adequate insurance will be accessible on commercially reasonable terms. Any uninsured or underinsured loss event could have a material adverse effect on our operations and financial condition.

Risk Factors

Dividends or other distributions paid by us on our common shares will be subject to Luxembourg withholding tax.

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

Compliance risks

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in various jurisdictions. Any violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial position.

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and are required to comply with the applicable laws and regulations of Brazil, Peru, Luxembourg, Canada and the United States, among others. In addition, we are subject to economic sanctions regulations that restrict our dealings with certain sanctioned countries, individuals, and entities. Our governance and compliance processes may not timely identify or prevent future breaches of legal, accounting or governance standards. We may be subject to instances of fraudulent behavior, corrupt practices and dishonesty by our affiliates, employees, directors, officers, partners, agents, and service providers. Any violations by us of anti-bribery and anti-corruption laws, sanctions regulations or other standards could have a material adverse effect on our business, reputation, results of operations and financial position.

We may be subject to misconduct by our employees, third-party contractors, or customers.

We may be subject to misconduct by our employees, third-party contractors, or customers, such as theft, bribery, sabotage, fraud, insider trading, violation of laws, including taxation laws, violation of human rights, slander, or other illegal actions. Any such misconduct may lead to fines or other penalties, slow-downs in production, increased costs, lost revenues, increased liabilities to third parties, impairment of assets or harmed reputation, any of which may have a material adverse effect on our business, results of operations or financial position.

Health, safety and environmental laws and regulations, including regulations pertaining to adverse weather events, may increase our costs of doing business, restrict our operations or result in the imposition of fines or revocation of permits.

Our mining and smelting activities are subject to Brazilian and Peruvian laws and regulations, including health, safety, and environmental matters. In January 2023, the EU Corporate Sustainability Reporting Directive (“CSRD”) entered into force, modernizing and strengthening social and environmental reporting requirements to help investors and stakeholders assess corporate sustainability impact. EU Member States had until July 2024 to implement the Directive into national law; Luxembourg submitted its draft implementation bill in March 2024. The CSRD replaces existing non-financial disclosure rules. In 2025, the European Commission introduced the “Omnibus” legislative package, which was approved in late 2025 and is currently subject to transposition and implementation by EU Member States. As a result of the Omnibus package, the scope and implementation timelines of the CSRD were significantly revised, based on the agreement confirmed by the European Parliament in December 2025. The final legal text remains subject to formal approval by the Council of the European Union and publication in the Official Journal of the European Union, after which national transposition into local laws will occur. Under the revised thresholds, CSRD will apply to companies with more than 1,000 employees and a minimum net turnover threshold of approximately €450 million in annual revenue, which would include us. In addition, the Omnibus package introduced a “stop-the-clock” mechanism, postponing compliance deadlines. Large companies previously classified under “Wave 2,” which were originally expected to begin reporting for fiscal years 2025 or 2026, are now required to begin CSRD reporting for fiscal years starting in 2027, with the first sustainability reports to be published in 2028. Furthermore, the review process of the European Sustainability Reporting Standards (“ESRS”) remains ongoing, including the development of simplified standards and delegated acts to be adopted following the completion of national transposition.

Risk Factors

Additional matters subject to legislation include, but are not limited to, transportation, mineral storage, water use and discharge, use of explosives, hazardous and other non-hazardous waste, and reclamation and remediation measures. Our operations are subject to periodic inspections and special inspections in certain circumstances by governmental authorities and consultation with local communities. In Peru, Congress began a revision process of a law to prohibit economic activities in the headwaters of basins, which are currently considered vulnerable areas that require protection and mitigation measures. However, the revision process lost momentum and has shown no sign of progress to date. If adopted, this law could have a material impact on our projects in case any new projects were to occur in headwaters of basins. For more information about these Peruvian environmental regulations, see “Information on the Company—Regulatory Matters—Peruvian regulatory framework—Environmental regulations.” Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

Regulatory and industry responses to climate change and greenhouse gas emissions—including international agreements like the Paris Agreement, Kyoto Protocol and COP26—could significantly increase our operating costs through new emission controls, carbon credit purchases, and enhanced monitoring and reporting requirements, adversely affecting our business and financial results. In December 2024, Brazil enacted legislation establishing a regulated carbon market to reduce GHG emissions and promote sustainable development. The law creates: (i) a structured carbon market with economic incentives for emissions reduction; (ii) an emissions cap-and-trade system; (iii) mandatory verification and reporting guidelines; (iv) compliance obligations with penalties for non-compliance; (v) support for green projects and technology adoption; and (vi) a governance framework for market oversight. In 2025, the process of regulatory implementation of this legislation began, and regulation is expected to define, among other aspects, sectoral emissions limits, eligible offset and compensation mechanisms, and applicable tariffs or charges for emissions exceeding established thresholds. Compliance with this new framework may require substantial capital investment and increase our operating costs. In addition, the Brazilian government has initiatives to grant environmental licenses in connection with the license holder’s commitment to reducing greenhouse gases, especially in the state of Minas Gerais. As health, safety, and environmental regulations, requirements, best practices, and industry standards are evolving and becoming stricter in Brazil, we may incur increased expenditures for compliance with these increasingly demanding requirements.

Pursuant to applicable environmental regulations and laws, we could be found liable for all, or substantially all the damage caused by mining activities at our current or former facilities or those of our predecessors at disposal sites. We could also be found liable for all incidental damage due to the exposure of individuals to hazardous substances or other environmental damage, all of which could significantly and negatively affect our reputation. We cannot assure shareholders that our costs of complying with current and future environmental and health and safety laws and regulations, including decommissioning and remediation requirements, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect our business, financial position, and results of operations.

Recent and potential changes in commercial and mining laws, including trends like resource nationalism, may significantly impact our mining operations.

Changes to the Brazilian and Peruvian regulatory framework that could be enacted in the future may result in an increase in our expenses, particularly mining royalties, and tax-related expenses, among others. Any changes in the interpretation of Brazilian or Peruvian mining laws and regulations, including changes to our concession agreement and changes in commercial rules and protections, may increase our compliance, operational or other costs. In 2012, Peru launched REINFO (Registro Integral de Formalización Minera), a registration program that grants temporary permits to operators of informal mining activities while operators wait for formal approval. During this period, such operators are not required to adhere to the regulations governing the operations of formally approved mining operations, such as ours. Such regulations include the prohibition of mining in concession areas without the concession holder’s approval. The program has become increasingly popular in recent years and has been extended several times. The last extension was authorized in December 2025 through Law No. 32537, which provides that the program will remain in effect until December 31, 2026, or until other specific legislation and regulation is enacted. The establishment of REINFO has increased the presence of informal mining activities in Peru, including the mining of copper. The institutionalization of informal mining activities by the Peruvian government may significantly and adversely affect our operations and projects.

Risk Factors

In December 2022, a new tax on mining operations was approved in the state of Mato Grosso, where the Aripuanã project is located. The Brazilian Supreme Court declared the tax unconstitutional, however in December 2023, a new tax replacing the previous one was approved by the state of Mato Grosso. We continue to follow and support discussions about the constitutionality of the new regulation, conducted by an association of the Mining Sector but cannot guarantee that the outcome will be favorable to us.

In addition, there is a risk that resource nationalism in Brazil or Peru may result in operational limitations, local content requirements, and even expropriations and nationalizations. For additional information, see “Information on the Company—Regulatory Matters—Brazilian regulatory framework—Mining rights and regulation of mining activities.”

Changes in tax laws, and any related tax agreements we have entered into or may enter into with local governments, may increase our tax burden and, as a result, could adversely affect our business, financial position, and results of operations.

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

In addition, as a result of the VAT tax benefit adopted by Minas Gerais State on the commercialization of several products, including metallic zinc, there has been increased scrutiny by the tax authorities of companies incorporated in this State. For more information about the VAT tax benefit, see “Information on the Company—Regulatory Matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.” See also “Additional Information—Legal Proceedings” for information about the investigation by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais relating to the VAT-related practices of certain of our former customers, as well as our relationship with such former customers.

On January 1, 2024, new transfer pricing regulations came into effect in Brazil, which adopted an arm’s length principle to transfer pricing similar to that of the Organization for Economic Co-operation and Development (OECD). Additionally, a substantial VAT tax reform for indirect and consumption taxes that eliminates existing federal, state, and municipal indirect taxes and creates three classes of taxes was approved in Brazil in December 2023 and will begin as of 2026. The reform’s goals are simplification, competitiveness and uniformization of legislation, and a long and gradual transition period is expected from 2026 to 2033. On January 16, 2025, Lei Complementar (Complementary Law) 214 was approved, which lays the foundation for tax reform and regulates the Constitutional Amendment 132/23 and institutes the Tax on Goods and Services (IBS), the Social Contribution on Goods and Services (CBS), the Selective Tax (IS) and creates the IBS Management Committee. On January 13, 2026, Lei Complementar 227 was enacted, amending the Lei Complementar 214 and finalizing the tax reform regulation. We are currently assessing the impact of the legal framework on its operations and there is no assurance that these new regulations will not increase taxes for us and will not materially and adversely affect our business.

Additionally, the OECD’s Pillar Two tax reform, which establishes a global minimum effective tax rate of 15%, became effective in Luxembourg on January 1, 2024. See “Taxation—Luxembourg tax considerations” for more information about this tax regime and its potential impact on us. Brazil enacted Pillar Two legislation during 2024, which went into effect on January 1, 2025. Peru has not yet enacted the Pillar Two legislation, however adopting this regime could have a potential impact on our business, financial position, and results of operations.

In 2025, we performed an assessment of our potential exposure to Pillar Two income taxes under the OECD transitional safe harbor rules and the Global Anti-Base Erosion (“GloBE”) income calculation. Our assessment concluded that there was no material impact on our financial results.

Risk Factors

Further, we are engaged in ongoing tax-related matters with the SUNAT related to the stability agreement of Cerro Lindo’s operations. The Peruvian tax authority revised the tax audits for the years ended December 31, 2014, 2015, 2016 and 2017. In 2024 and 2025, SUNAT concluded the tax audits for the years ended December 31, 2018, and December 31, 2019, respectively recognizing that part of the production was within the stabilization criteria. In October 2025, the tax court issued unfavorable decisions for the 2014 and 2015 years and in December 2025, we initiated judicial proceedings seeking the partial annulment of these tax court decisions. In January 2026, Nexa was notified of the tax court resolutions regarding the 2016 and 2017 years, in which the tax court declared SUNAT’s tax stability assessments null. As of the date of this annual report, SUNAT is now auditing the year-ended December 31, 2020, and 2021, which are the last fiscal years covered by the stability agreement. Although we continue to believe that there are legal grounds to obtain favorable outcomes in these matters, we may have to pay the disputed amounts under discussion to continue the legal process at judicial levels which may impact on our results, cash flow and liquidity. For more information, see “Additional Information—Legal Proceedings” and Note 11(d) to our consolidated financial statements.

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

The courts in some of the jurisdictions in which we operate may offer less certainty as to the judicial outcome of legal proceedings or a more protracted judicial process than is the case in more established economies. Businesses can become involved in lengthy court cases over simple issues when rulings are not clearly defined, and the poor drafting of laws and excessive delays in the legal process for resolving issues or disputes compound such problems. In addition, there may be limited or no relevant case law providing guidance on how courts would interpret such laws and the application of such laws to our contracts, joint ventures, licenses, license applications or other legal arrangements. Accordingly, there can be no assurance that contracts, joint ventures, licenses, license applications, tax agreements, or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. Moreover, the commitment of local businesses, government officials and agencies and the judicial system in these jurisdictions to abide by legal requirements and negotiated agreements may be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed. These uncertainties and delays could have a material adverse effect on our business and results of operations. Finally, certain interpretations of regulations and laws may lead to increasing governmental fines and sanctions, even for non-material violations of these rules and regulations. If we are deemed to be in violation of agency regulations or court rulings and are required to make payments in connection with the alleged violations, this may have a material impact on our business, results of operations and financial position.

Regulation of other activities.

We are subject to mining and environmental regulation related to, among other activities, the use of explosives, fuel storage, controlled substances, discharges, telecommunications, archeological remains and energy concessions. We are also subject to more general legislation on data privacy, labor, occupational health and safety, and peasant and indigenous communities, among others, which may adversely affect our business. See “Information on the Company—Regulatory Matters—Brazilian regulatory framework” and “Information on the Company—Regulatory Matters—Peruvian regulatory framework.”

Business Overview

I.	Information on the Company

Business overview

Overview

We are a leading large-scale, low-cost, integrated polymetallic producer, with zinc as our main product. We have over 65 years of experience developing and operating mining and smelting assets in Latin America.

We currently own and operate five polymetallic mines – four long-life underground (two in the Central Andes region of Peru and two in Brazil, in the states of Minas Gerais and Mato Grosso), and one open-pit in the Central Andes region of Peru. The majority of our operations are large-scale, modern, mechanized mines. Our mines are located in close proximity to each other or to our smelters, creating synergies and operational efficiencies. Two of our mines, Cerro Lindo in Peru and Vazante in Brazil, are among the top 30 largest zinc-producing mines globally. Combined with our other mining operations, this placed us among the top six global zinc producers in 2025, according to Wood Mackenzie. In addition to zinc, which accounted for 46.9% of our mined metal production in 2025, measured on a zinc equivalent basis, we produce substantial amounts of copper, lead, silver and, to a lesser extent, gold as by-products, which reduce our overall costs to produce mined zinc. We also own and operate three zinc smelters: two in Minas Gerais, Brazil (Três Marias and Juiz de Fora), and one in Lima, Peru (Cajamarquilla), which produce metallic zinc, zinc oxide and several by-products. In 2025, we were the sixth largest producer of refined zinc globally, according to Wood Mackenzie. Our smelters are the only units of their kind in Latin America (excluding Mexico), providing us with benefits from higher premiums in the region. Cajamarquilla is the only operating zinc smelter in Peru and was ranked as the fifth largest zinc smelter globally by production volume in 2025, according to Wood Mackenzie. Peru is the second largest producer of mined zinc in the world, also according to Wood Mackenzie, ensuring long-term supply of zinc concentrates to Cajamarquilla. Given our proximity to concentrate producers (both to our own mines and third-party producers), we also benefit from freight parity.

Mining production decreased in 2025 as compared to 2024, mainly driven by lower production at Vazante. In the smelting segment, production also fell compared to 2024, largely due to lower volumes from Juiz de Fora and Três Marias.

•	In 2025, our zinc mining production decreased by 3.5% compared to 2024, mainly driven by our increased focus on mining activities in lower-grade areas in the Vazante mine due to geotechnical constraints in the first half of 2025 in high-grade areas of the underground mine. Our mining operations produced 315.6 thousand tonnes of zinc contained in concentrates, 33.4 thousand tonnes of copper contained in concentrates, 63.1 thousand tonnes of lead contained in concentrates, 10.9 million ounces of silver and 38.2 thousand ounces of gold, for a total of 672.4 thousand tonnes of metal on a zinc equivalent basis (based on the average LME prices in 2025).
•	Total smelting production (zinc metal + oxide) in 2025 decreased by 5.1% compared to 2024. Our smelters produced 564.4 thousand tonnes of zinc metal and oxide available for sale in different formats and sizes during 2025, along with by-products, principally sulfuric acid, Nexa’s largest by-product by volume, silver concentrate, copper cement and copper sulfate, most of which are under annual or multi-year contracts to regional and international clients.
•	Our smelters primarily process zinc concentrate. In 2025, 50.1% of the total zinc raw material consumption was sourced from our mines, while 49.9% was purchased from third parties or obtained as secondary raw material (excluding oxide). In 2025, the total production volume of the contained zinc in concentrates produced by our mines was processed by our own smelters. All our copper and lead concentrates were sold to third parties. We market our products both in Latin America and globally, through our commercial offices in Luxembourg, the United States, Brazil, and Peru. Additionally, we own energy assets (hydroelectric power plants) in both Brazil and Peru, which provide us with access to a reliable and competitive power supply.

The ramp-up phase at Aripuanã was completed in June 2024, marking Aripuanã’s transition to a fully operational mine. In 2025, we continued to optimize operational performance, with a focus on the tailings filtration circuit, where available capacity remains a constraint to higher and sustained throughput. The installation of a fourth tailings filter is expected to be commissioned in the first half of 2026, which is designed to address this constraint and provide additional operational flexibility. For a detailed discussion of Aripuanã’s operational status and improvement initiatives, see “Information on the Company—Mining operations—Aripuanã.”

Business Overview

In 2024, our Board of Directors, through the Finance Committee, approved the first phase of the Cerro Pasco Integration Project: the tailings pumping and piping system, following a recommendation from the Sustainability and Capital Projects (“SCP”) Committee. The Integration Project is designed to consolidate the El Porvenir and Atacocha underground mines into an integrated complex, capturing operational synergies, reducing the environmental footprint and extending the combined life of the mining complex. Phase I encompasses the construction of a tailings treatment plant at El Porvenir and the refurbishment of a 6 km pipeline (mostly underground) connecting El Porvenir to Atacocha’s tailings storage facility. Construction began in July 2025 and remains in line with the planned schedule, with commissioning expected in 2026. We also submitted in December 2025 the two major environmental filings required by SENACE, and approvals are expected in the first quarter of 2027. For a description of Phase II and the project’s financial parameters, see “Information on the Company—Mining operations—Cerro Pasco Complex—Integration Project.”

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

On November 30, 2021, our common shares were voluntarily delisted from the TSX following an internal assessment that the costs and administrative requirements of maintaining the dual listing outweighed its benefits. We remain a reporting issuer in each of the provinces and territories of Canada and continue to file continuous and periodic disclosure documents to Canadian resident holders of our common shares. We intend to apply to cease to be a reporting issuer in Canada once we are in a position to satisfy or obtain relief from the applicable regulatory requirements.

Corporate structure and principal subsidiaries

Nexa CJM

Currently, Nexa Resources is the beneficial owner of 99.916% of the outstanding shares of Nexa CJM, and the remaining outstanding shares are owned by Nexa Recursos Minerais S.A. with 0.081% and by other minority shareholders holding 0.003% in aggregate.

Nexa Peru

Currently, Nexa Peru’s share capital consists of 1,257,754,353 common shares. In addition to common shares, Nexa Peru has issued investment shares that represent a participation in its net worth (patrimonio). Although the investment shares do not represent a participation in our capital nor grant any voting rights, they grant their holders the right, among others, to participate in any dividend distributions and liquidation proceeds, pro rata to the percentage they represent in the total net worth of Nexa Peru; as well as to participate in any capital increases (in order to maintain the participation they represent in the total net worth) and the right to have their shares redeemed in certain circumstances. As of December 31, 2025, approximately 67.02% of the investment shares are free float and 32.98% are treasury shares.

Business Overview

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

Nexa Brazil

Nexa Brazil is 100% owned by Nexa Resources, and owns the Vazante and Aripuanã mines, and Três Marias and Juiz de Fora smelters.

Producing mines and smelters

Producing mines:

•	Cerro Lindo. Our Cerro Lindo mine is an underground mine located in Peru wholly owned by Nexa Peru, which is 83.55% directly and indirectly owned by Nexa Resources. Operations began in 2007 and, in 2025, the Cerro Lindo mine produced approximately 87.1 thousand tonnes of zinc contained in concentrates, 27.1 thousand tonnes of copper contained in concentrates, 10.3 thousand tonnes of lead contained in concentrates, 4.0 million ounces of silver contained in concentrates and 4.1 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 20.0 thousand tonnes of ore per day.
•	Vazante. Our Vazante mine is an underground and open pit mine located in Brazil wholly owned by Nexa Brazil, which is 100% owned by Nexa Resources. Operations began in 1969 and, in 2025, the Vazante mine produced approximately 128.4 thousand tonnes of zinc contained in concentrates, 0.86 thousand tonnes of lead contained in concentrates and 0.4 million ounces of silver contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 5.0 thousand tonnes of ore per day.
•	El Porvenir. Our El Porvenir mine is an underground mine located in Peru (part of the Cerro Pasco Complex) wholly owned by Nexa Resources El Porvenir S.A.C., which is 83.55% directly and indirectly owned by Nexa Resources. Operations began in 1949 and, in 2025, the El Porvenir mine produced approximately 53.1 thousand tonnes of zinc contained in concentrates, 0.4 thousand tonnes of copper contained in concentrates, 25.2 thousand tonnes of lead contained in concentrates, 4.4 million ounces of silver contained in concentrates and 7.7 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.7 thousand tonnes of ore per day.
•	Atacocha. Our Atacocha mine is an underground and open pit mine located in Peru (part of the Cerro Pasco Complex) wholly owned by Nexa Resources Atacocha S.A.A. (formerly Compañía Minera Atacocha), which is 83.01% directly and indirectly owned by Nexa Resources. Operations began in 1938 and, in 2025, the Atacocha mine produced approximately 11.9 thousand tonnes of zinc contained in concentrates, 13.7 thousand tonnes of lead contained in concentrates, 1.2 million ounces of silver contained in concentrates and 10.2 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 4.6 thousand tonnes of ore per day. Since 2020, activities at the Atacocha underground mine have been suspended and have been placed under care and maintenance until the Cerro Pasco Integration Project is concluded and the rehabilitation milestone is achieved.

Business Overview

•	Aripuanã. Our Aripuanã mine is an underground mine located in Brazil wholly owned by Nexa Brazil, which is 100% owned by Nexa Resources. In June 2024, the mine completed the ramp-up phase and transitioned to an ongoing operation. In 2025, the Aripuanã mine produced approximately 35.2 thousand tonnes of zinc contained in concentrates, 5.9 thousand tonnes of copper contained in concentrates, 13.0 thousand tonnes of lead contained in concentrates, 1.0 million ounces of silver contained in concentrates and 16.2 thousand ounces of gold contained in concentrates. The ore is treated at a concentrate plant that has a processing capacity of 6.3 thousand tonnes of ore per day. For a detailed discussion of Aripuanã’s project implementation history, current operational status, production data, and mineral reserves and resources, see “Information on the Company—Mining operations—Aripuanã.”

Smelters:

•	Cajamarquilla. Our Cajamarquilla smelter, which is wholly owned by Nexa CJM, which is 99.997% directly and indirectly owned by Nexa Resources, is located in Peru and began operating in 1981. It is currently the largest zinc smelter in Latin America (excluding Mexico) and was the fifth largest zinc smelter in the world in 2025, according to Wood Mackenzie. This smelter uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 344.4 thousand tonnes of refined metal per year, Cajamarquilla produced 345.3 thousand tonnes of zinc metal available for sale in 2025, at the nominal capacity, and 334.1 thousand tonnes in 2024. In 2025, 37.9% of the zinc contained in raw material used by Cajamarquilla was sourced from our mines in Peru and 62.1% was purchased from third parties or obtained from secondary feed materials. In addition to zinc metal, Cajamarquilla produced 594,124 tonnes of sulfuric acid in 2025, of which 566,279 tonnes were sold, along with silver concentrate and copper cement.
•	Três Marias. Our Três Marias smelter, which is wholly owned by Nexa Brazil, which is 100% owned by Nexa Resources, is located in Brazil and began operating in 1969. Três Marias processes zinc silicate concentrate from our Vazante mine and zinc sulfide concentrate. This smelter uses Roast-Leach-Electrowinning technology. With a nominal production capacity of 192.2 thousand tonnes of refined metal per year, Três Marias produced 157.3 thousand tonnes of zinc metal and oxide in 2025 and 178.7 thousand tonnes in 2024. In 2025, 81.8% of the zinc contained in raw materials used by Três Marias was sourced from our mining operations in Brazil and Peru and 18.2% was purchased from third parties or obtained from secondary feed materials. Três Marias also produces sulfuric acid as a by-product of the roasting process, substantially all of which is consumed internally in the leach plant, with the remaining 877 tonnes sold.
•	Juiz de Fora. Our Juiz de Fora smelter, which is wholly owned by Nexa Brazil, which is 100% owned by Nexa Resources, is located in Brazil and began operating in 1980. This smelter uses Roast-Leach-Electrowinning and Waelz Furnace technologies. With a nominal production capacity of 96.9 thousand tonnes of refined metal per year, Juiz de Fora produced 61.8 thousand tonnes of zinc metal in 2025 and 82.0 thousand tonnes in 2024. In 2025, 37.2% of the zinc raw material used in Juiz de Fora was zinc concentrate sourced from our mining operations, 52.6% was purchased from third parties and 10.1% was obtained from secondary feed materials from electric arc furnace (“EAF”) and brass oxide. Juiz de Fora produced 105,832 tonnes of sulfuric acid in 2025, of which 50,170 tonnes were sold, as well as silver concentrate and copper sulfate.

Growth Projects

In addition to our operating assets, we maintain a portfolio of brownfield and greenfield exploration and development projects at various stages of advancement, focused on extending the life of our existing mines and building optionality in copper and zinc.

We have interests in three greenfield projects in Peru (Magistral, Hilarión and Florida Canyon Zinc) as well as a number of prospects in Peru, Brazil, and Namibia. For more information about the projects, please see “Information on the Company—Mining Operations—Mining greenfield projects.” We also own 12.15% of the issued and outstanding shares of Tinka Resources Limited, which in turn owns 100% of the Ayawilca zinc-silver development project located 40 kilometers northwest of Cerro de Pasco in the Central Andes region of Peru.

Business Overview

Brownfield growth projects

Our key brownfield growth initiatives are focused on extending the life of existing operations. The most significant is the Cerro Pasco Complex Integration Project, which is designed to integrate the El Porvenir and Atacocha underground mines into a single complex, extending the combined life of mine by over a decade. Total capital expenditures for the project are estimated at US$148.8 million, of which US$117.1 million relates to Phase I (tailings pumping and piping system) and US$31.7 million to Phase II (underground tunnel connection and shaft upgrade). Phase I construction progressed as planned in 2025, with commissioning expected in 2026. In parallel, Phase II preparatory work continued in 2025, including technical assessments of the Picasso shaft and underground integration alternatives to determine the complex’s optimal long-term operational configuration. For a full description of the project’s scope, phasing and execution status, see “Information on the Company—Mining operations—Cerro Pasco Complex—Integration Project.”

Another main brownfield project is the Vazante mine deepening project, which is expected to be completed in 2028, together with related mineral exploration and infrastructure upgrades (e.g., pumping, ventilation, access, and electrical works). Civil works are targeted for completion in 2026 and additional electromechanical work planned for 2027–2028. For additional information, see “Information on the Company—Mining operations—Mining brownfield projects.”

Mining greenfield projects

Our greenfield portfolio consists of several exploration and early-stage projects, none of which currently have Mineral Reserves under S-K 1300. The Magistral copper-molybdenum project in Peru encompasses 36 concessions totaling approximately 16,416 hectares. The Hilarión zinc-lead-silver-copper skarn project consists of 48 concessions covering approximately 9,374 hectares. The Florida Canyon Zinc project, a joint venture in which we hold 61% ownership, continues as an advanced exploration project. In Namibia, we closed the sale of the Otavi Project in December 2025 as part of our portfolio optimization strategy. Namibia remains a region of strategic interest, supporting the advancement of copper exploration initiatives in the Kalahari Copper Belt. For additional information, see below “Mining greenfield projects” and “Other Greenfield exploration projects.”

Mining Operations

Mining operations

Map 1. Mines, Projects and Prospects in Peru

Source: Nexa Resources.

Mining Operations

Map 2. Mines, Projects and Prospects in Brazil

Source: Nexa Resources.

The following table summarizes our concentrate production, metal contained in concentrate production in each metal and zinc equivalent production in each of our operating mines.

To calculate the zinc equivalent production for the years ended December 31, 2025, 2024, and 2023, we convert the relevant metal contained in concentrate production used in the zinc equivalent grade based on the average benchmark prices for 2025, namely, US$2,869.66 per tonne (US$1.30 per pound) for zinc, US$9,944.94 per tonne (US$4.51 per pound) for copper, US$1,963.44 per tonne (US$0.89 per pound) for lead, US$40.03 per ounce for silver and US$3,431.54 per ounce for gold.

Mining Operations

	For the Year Ended December 31,
	2025	2024	2023
Treated Ore (in tonnes)	13,024,510	13,420,966	13,846,530
Mining Production—Metal Contained in Concentrate
Zinc (in tonnes)	315,648	326,995	333,154
Copper (in tonnes)	33,396	35,698	33,385
Lead (in tonnes)	63,086	69,303	65,194
Silver (in oz)	10,905,969	11,694,073	10,300,672
Gold (in oz)	38,247	36,027	27,627
Mining Production—Zinc Equivalent Production
Cerro Lindo (in tonnes of zinc equivalent)	248,009	264,682	239,680
Vazante (in tonnes of zinc equivalent)	134,774	147,945	154,682
El Porvenir (in tonnes of zinc equivalent)	142,258	144,264	144,078
Atacocha (in tonnes of zinc equivalent)	49,934	46,632	44,360
Aripuanã (in tonnes of zinc equivalent)	97,422	91,821	58,507
Morro Agudo(1) (in tonnes of zinc equivalent)	-	9,778	35,463
Total	672,397	705,122	676,769

(1) Considers only the four months of operations from January to April 2024. On April 30, 2024, we sold the Morro Agudo Complex.

The following table summarizes the average ore grade for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
Average Ore Grade
Zinc (%)	2.85	2.90	2.90
Copper (%)	0.34	0.35	0.34
Lead (%)	0.62	0.67	0.66
Silver (in ounces per tonne)	1.101	1.159	1.002
Gold (in ounces per tonne)	0.006	0.006	0.005

We have determined that our material properties are Cerro Lindo, Vazante, Cerro Pasco Complex (El Porvenir and Atacocha mines) and Aripuanã. Each of these mining properties consists of one mine, one treatment plant and related infrastructure. We summarize below information as of December 31, 2025, for each of our five mines.

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

The Qualified Persons that have reviewed and approved the scientific and technical information contained in this annual report are identified in the footnotes to the tables summarizing the Mineral Reserves and Resources estimates below. For the meanings of certain technical terms used in this report, see “Additional information—Glossary.”

Mining Operations

We periodically update our reserves and resources estimates when we have new geological data, economic assumptions or when mining plans become available. During 2025, we performed an analysis of our reserves and resources estimates for certain operations, resulting in updated estimates as of December 31, 2025. Reserves and resources estimates for each operation assume that we either have or expect to obtain all the necessary rights and permits to mine, extract and process mineral reserves or resources at each mine. Where we own less than 100% of the operation, reserves and resources estimates have been adjusted to reflect our ownership interest. Certain figures in the tables, discussions and notes have been rounded. For a description of risks relating to our estimates of Mineral Reserves and Resources, see “Risk factors—Risks related to our Mineral Reserves and Resources.”

Consolidated Overview

The total Consolidated Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from all operating mines, and zinc and copper projects.

Consolidated – Year End Mineral Reserves as of December 31, 2025 (on an attributable ownership basis) (1)(2)

		Grade(3)					Contained Metal(3)
Class	Tonnage (3)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	37.09	3.25	0.32	28.2	0.53	0.06	1,205.9	117.7	33,593	197.7	65.9
Probable	67.17	3.86	0.20	36.9	1.00	0.11	2,592.6	131.8	79,599	669.5	237.0
Total	104.27	3.64	0.24	33.8	0.83	0.09	3,798.5	249.5	113,192	867.2	302.9

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The point of reference for Mineral Reserves in this table is mill feed materials.
3.	Numbers may not add due to rounding.

Consolidated – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis) (1)(2)

		Grade(3)					Contained Metal(3)
Class	Tonnage (3)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	42.01	3.11	0.33	28.7	0.52	0.05	1,307.2	139.1	38,697	220.0	70.8
Probable	73.08	3.75	0.21	37.4	0.97	0.11	2,739.4	152.1	87,970	706.9	251.6
Total	115.09	3.52	0.25	34.2	0.81	0.09	4,046.6	291.2	126,667	926.8	322.4

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The point of reference for Mineral Reserves in this table is mill feed materials.
3.	Numbers may not add due to rounding.

Consolidated – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on an attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(1.07)	(2.8)	(27.3)	(2.2)	(25.6)	(17.9)	(2,238)	(6.2)	(16.3)	(7.6)	(4.2)	(8.3)
Probable	5.75	9.4	(3.1)	(0.1)	15.5	13.4	(304)	(0.4)	(31.8)	(4.5)	(3.9)	(2.2)
Total	4.67	4.7	(30.4)	(0.8)	(10.0)	(3.9)	(2,543)	(2.2)	(48.1)	(5.6)	(8.2)	(3.6)

Mining Operations

Consolidated – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(1.52)	(3.5)	(33.0)	(2.5)	(30.2)	(17.8)	(2,611)	(6.3)	(18.5)	(7.8)	(4.5)	(8.5)
Probable	6.34	9.5	4.7	0.2	18.5	13.8	(192)	(0.2)	(34.7)	(4.7)	(4.9)	(2.7)
Total	4.83	4.4	(28.3)	(0.7)	(11.7)	(3.9)	(2,802)	(2.2)	(53.2)	(5.4)	(9.4)	(4.0)

In comparison to 2024, Consolidated Mineral Reserves increased by 4.4% in mass to total 115.1Mt from 110.3Mt, mainly attributed to increases in El Porvenir, Cerro Lindo and Vazante mines reflecting mineral resources conversion drilling, along with an increase at the Cerro Pasco Complex resulting from the metal price update, while decreased by 0.7% in zinc content (kt), mainly due to a decline in Cerro Lindo and Aripuanã mines driven by mineral reserves depletion replaced by lower grade material at both mines and a review in geotechnical parameters at Aripuanã. Total Mineral Reserve depletion during 2025 accounted for 13.1Mt containing 370.2kt of zinc.

Consolidated – Year End Mineral Resources as of December 31, 2025 (on an attributable ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	5.72	2.69	0.32	29.2	0.55	0.08	154.0	18.3	5,373	31.6	15.5
Indicated	16.47	3.34	0.17	33.0	0.83	0.14	549.5	28.7	17,476	136.6	72.9
Total	22.19	3.17	0.21	32.0	0.76	0.12	703.5	47.0	22,849	168.2	88.3
Inferred	89.33	3.86	0.25	45.9	0.97	0.26	3,445.3	227.2	131,727	865.4	735.1

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The point of reference for Mineral Resources in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Consolidated – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis) (1)(2)(3)

		Grade (4)					Contained Metal (4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	6.69	2.60	0.32	29.6	0.55	0.08	174.1	21.7	6,354	37.1	17.7
Indicated	18.53	3.18	0.18	33.4	0.82	0.13	589.8	32.8	19,910	151.3	79.8
Total	25.22	3.03	0.22	32.4	0.75	0.12	763.9	54.6	26,265	188.4	97.5
Inferred	95.82	3.81	0.26	47.4	0.97	0.25	3,650.6	246.6	145,892	931.5	769.5

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The point of reference for Mineral Resources in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Mining Operations

Consolidated – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on an attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.44)	(20.1)	(30.7)	(16.6)	(9.5)	(34.1)	(1,758)	(24.6)	(9.0)	(22.2)	(1.6)	(9.2)
Indicated	(1.27)	(7.1)	3.5	0.6	(7.5)	(0.2)	(3,221)	(15.6)	(12.0)	(8.1)	2.6	3.7
Total	(2.71)	(10.9)	(27.2)	(3.7)	(16.9)	(0.3)	(4,979)	(17.9)	(21.0)	(11.1)	1.0	1.2
Inferred	2.22	2.6	(158.8)	(4.4)	1.0	0.0	9,229	7.5	2.0	0.2	180.4	32.5

Consolidated – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.76)	(20.9)	(37.9)	(17.9)	(11.3)	(34.1)	(2,157)	(25.3)	(11.2)	(23.1)	(1.4)	(7.3)
Indicated	(1.60)	(7.9)	(4.9)	(0.8)	(8.7)	(0.2)	(3,958)	(16.6)	(15.5)	(9.3)	3.8	5.0
Total	(3.36)	(11.8)	(42.9)	(5.3)	(20.0)	(0.3)	(6,115)	(18.9)	(26.6)	(12.4)	2.4	2.5
Inferred	2.68	2.9	(137.0)	(3.6)	2.0	0.0	11,324	8.4	6.0	0.7	212.6	38.2

In comparison to 2024, consolidated Inferred Mineral Resources increased by 2.9% in mass to total 95.8Mt from 93.8Mt, mainly attributed to exploration drilling at El Porvenir and Vazante, and decreased by 3.6% in zinc content (kt), reflecting the conversion of Inferred Mineral Resources to Mineral Reserves at Cerro Lindo, El Porvenir and Vazante.

In comparison to 2024, Consolidated Measured and Indicated Mineral Resources decreased by 11.8% in mass to total 25.2Mt from 28.6Mt, and by 5.3% in zinc content (kt), due to updated metal prices and conversion of Indicated and Measured Mineral Resources to Mineral Reserves at Atacocha, El Porvenir and Cerro Lindo.

Mining Operations

Mineral Reserves

The following table shows our estimates of Attributable Mineral Reserves for our material mining properties as of December 31, 2025, prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)			Grade					Contained Metal
		Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Proven	18.47	1.52	0.50	20.3	0.20	-	280.7	93.1	12,036	36.3	-
		Probable	14.67	0.99	0.41	22.4	0.19	-	144.8	59.9	10,556	27.4	-
		Subtotal	33.14	1.28	0.46	21.2	0.19	-	425.5	153.0	22,592	63.7	-
Vazante (4)	100	Proven	6.59	7.45	-	10.5	0.20	-	490.8	-	2,219	13.0	-
		Probable	7.07	8.11	-	8.5	0.21	-	572.9	-	1,920	14.6	-
		Subtotal	13.66	7.79	-	9.4	0.20	-	1,063.7	-	4,140	27.7	-
Vazante Aroeira Tailings (5)	100	Proven	-	-	-	-	-	-	-	-	-	-	-
		Probable	1.88	4.05	-	7.0	0.24	-	75.9	-	424	4.5	-
		Subtotal	1.88	4.05	-	7.0	0.24	-	75.9	-	424	4.5	-
El Porvenir (6)	83.55	Proven	3.61	4.35	0.27	69.3	1.06	0.16	157.1	9.8	8,039	38.4	18.7
		Probable	9.92	4.16	0.26	64.8	0.96	0.20	412.7	25.3	20,666	95.3	64.2
		Subtotal	13.52	4.21	0.26	66.0	0.99	0.19	569.8	35.1	28,704	133.7	83.0
Atacocha (Underground) (7)	83.01	Proven	1.65	3.70	0.33	81.2	1.44	-	60.9	5.4	4,297	23.7	-
		Probable	3.89	4.24	0.45	75.6	1.24	-	164.7	17.5	9,441	48.2	-
		Subtotal	5.53	4.08	0.41	77.2	1.30	-	225.7	22.9	13,738	71.9	-
Atacocha (Open pit) (8)	83.01	Proven	1.10	1.17	-	37.4	1.21	0.17	12.9	-	1,330	13.4	6.1
		Probable	1.35	1.19	-	33.0	1.21	0.22	16.1	-	1,426	16.3	9.4
		Subtotal	2.45	1.18	-	35.0	1.21	0.20	29.0	-	2,756	29.7	15.5
Aripuanã (9)	100	Proven	5.67	3.59	0.16	31.1	1.28	0.23	203.5	9.3	5,672	72.8	41.0
		Probable	28.41	4.24	0.10	38.5	1.63	0.18	1,205.4	29.1	35,166	463.2	163.4
		Subtotal	34.08	4.13	0.11	37.3	1.57	0.19	1,408.9	38.4	40,838	536.1	204.4
Total		Proven	37.09	3.25	0.32	28.2	0.53	0.06	1,205.9	117.7	33,593	197.7	65.9
		Probable	67.17	3.86	0.20	36.9	1.00	0.11	2,592.6	131.8	79,599	669.5	237.0
		Total	104.27	3.64	0.24	33.8	0.83	0.09	3,798.5	249.5	113,192	867.2	302.9

Notes:

* Numbers may not add due to rounding.

* The point of reference for Mineral Reserves in this table is mill feed materials.

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mining Operations

The following table shows our estimates of Mineral Reserves (100% ownership basis) for our material mining properties as of December 31, 2025, prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)			Grade					Contained Metal
		Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Proven	22.11	1.52	0.50	20.3	0.20	-	336.0	111.4	14,406	43.4	-
		Probable	17.56	0.99	0.41	22.4	0.19	-	173.3	71.7	12,634	32.8	-
		Subtotal	39.67	1.28	0.46	21.2	0.19	-	509.3	183.1	27,040	76.2	-
Vazante (4)	100	Proven	6.59	7.45	-	10.5	0.20	-	490.8	-	2,219	13.0	-
		Probable	7.07	8.11	-	8.5	0.21	-	572.9	-	1,920	14.6	-
		Subtotal	13.66	7.79	-	9.4	0.20	-	1,063.7	-	4,140	27.7	-
Vazante Aroeira Tailings (5)	100	Proven	-	-	-	-	-	-	-	-	-	-	-
		Probable	1.88	4.05	-	7.0	0.24	-	75.9	-	424	4.5	-
		Subtotal	1.88	4.05	-	7.0	0.24	-	75.9	-	424	4.5	-
El Porvenir (6)	83.55	Proven	4.32	4.35	0.27	69.3	1.06	0.16	188.0	11.8	9,622	45.9	22.4
		Probable	11.87	4.16	0.26	64.8	0.96	0.20	494.0	30.3	24,734	114.0	76.9
		Subtotal	16.19	4.21	0.26	66.0	0.99	0.19	682.0	42.1	34,356	160.0	99.3
Atacocha (Underground) (7)	83.01	Proven	1.98	3.70	0.33	81.2	1.44	-	73.4	6.5	5,176	28.6	-
		Probable	4.68	4.24	0.45	75.6	1.24	-	198.5	21.1	11,374	58.0	-
		Subtotal	6.66	4.08	0.41	77.2	1.30	-	271.8	27.6	16,550	86.6	-
Atacocha (Open pit) (8)	83.01	Proven	1.33	1.17	-	37.4	1.21	0.17	15.6	-	1,602	16.2	7.3
		Probable	1.62	1.19	-	33.0	1.21	0.22	19.4	-	1,718	19.6	11.3
		Subtotal	2.95	1.18	-	35.0	1.21	0.20	34.9	-	3,320	35.7	18.7
Aripuanã (9)	100	Proven	5.67	3.59	0.16	31.1	1.28	0.23	203.5	9.3	5,672	72.8	41.0
		Probable	28.41	4.24	0.10	38.5	1.63	0.18	1,205.4	29.1	35,166	463.2	163.4
		Subtotal	34.08	4.13	0.11	37.3	1.57	0.19	1,408.9	38.4	40,838	536.1	204.4
Total		Proven	42.01	3.11	0.33	28.7	0.52	0.05	1,307.2	139.1	38,697	220.0	70.8
		Probable	73.08	3.75	0.21	37.4	0.97	0.11	2,739.4	152.1	87,970	706.9	251.6
		Total	115.09	3.52	0.25	34.2	0.81	0.09	4,046.6	291.2	126,667	926.8	322.4

Notes:

* Numbers may not add due to rounding.

* The point of reference for Mineral Reserves in this table is mill feed materials.

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mining Operations

(1)	The total tonnage and content amounts presented in this table represent our attributable ownership basis.

(2)	The total amounts and content presented in this table have not been adjusted to reflect our ownership interest. The information presented in this table includes 100% of the Mineral Reserve estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Reserves estimate is Cesar Moreno, B.Eng., MAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at an NSR break-even cut-off value of US$45.66/t processed. Some incremental material with values between US$30.44/t and US$45.66/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.40% for Zn, 82.67% for Cu, 65.22% for Pb, and 68.78% for Ag. A minimum mining width of 5.0 m was used. Dilution and extraction factors are applied based on stope type and location. Bulk density varies depending on mineralization domain.

(4)	The Qualified Person for the Mineral Reserves estimate is Mateus Gomes Ribeiro, B.Eng., MAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$62.42/t processed. Some incremental material with values between US$41.32/t and US$62.42/t was included. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 84.36% for Zn, 21.08% for Pb, and 42.00% for Ag. A minimum mining width of 2 m was applied.

(5)	The Qualified Person for the Mineral Reserves estimate is Mateus Gomes Ribeiro, B.Eng., MAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves are estimated at a NSR cut-off value of US$25.73/t processed. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at Vazante Aroeira Tailings average head grades are 67.39% for Zn, 33.63% for Pb and 42.00% for Ag.

(6)	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves were estimated at a NSR cut-off values ranging from US$72.91/t to US$74.76/t for SLS areas, and US$74.04/t to US$75.89/t for C&F areas depending on the zone. A number of incremental material (with values between US$46.22/t and US$48.07/t for SLS and values between US$47.35/t and US$49.20/t for C&F mining) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz; and gold: US$2,464.12/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 89.26% for Zn, 15.62% for Cu, 79.36% for Pb,62.92% for Ag, and 30.19% for Au. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

(7)	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves were estimated at a NSR cut-off of US$77.60/t for SLS areas, and US$78.77/t for C&F areas depending on the zone. A number of incremental material (with values between US$50.91/t and US$77.60/t for SLS and values between US$52.08/t and US$78.77/t for C&F mining) was included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz.. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades 89.20% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. Minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution.

(8)	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. Mineral Reserves were estimated at a NSR cut-off values of US$22.91/t. A number of incremental material (with values between US$16.54/t and US$22.91/t was included in the estimates. US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz; and gold: US$2,464.12/oz . Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 84.03% for Pb, 75.76% for Ag, and 65.46% for Au.

Mining Operations

(9)	The Qualified Person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions. A break-even NSR cut-off value is US$63.86/t processed was estimated from forecasted operating costs and some incremental material between US$49.56/t and US$63.86/t was included. A minimum mining width of 4.0 m was used for Bench Stoping and 15.0 m for VRM. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz; and gold: US$2,464.12/oz. Recoveries at LOM average head grades are 89.89% for Zn, 55.62% for Cu, 54.10% for Pb, 68.00% for Ag, and 67.80% for Au.

Mining Operations

Mineral Resources

The following table shows our estimates of Attributable Mineral Resources for our material mining properties as of December 31, 2025, prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)			Grade					Contained Metal
		Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Measured	1.87	2.28	0.73	23.4	0.26	-	42.5	13.7	1,405	4.9	-
		Indicated	2.44	1.22	0.37	24.1	0.29	-	29.9	9.0	1,897	7.0	-
		Subtotal	4.31	1.68	0.53	23.8	0.28	-	72.4	22.7	3,301	11.9	-
		Inferred	7.19	1.29	0.25	25.3	0.32	-	93.0	18.3	5,846	22.9	-
Vazante (4)	100	Measured	0.51	8.51	-	14.3	0.26	-	43.3	-	235	1.3	-
		Indicated	1.95	9.39	-	6.1	0.11	-	183.1	-	380	2.2	-
		Subtotal	2.46	9.21	-	7.8	0.14	-	226.4	-	615	3.5	-
		Inferred	12.33	8.67	-	12.1	0.20	-	1,069.2	-	4,790	24.8	-
Vazante Aroeira Tailings (4)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-	-	-	-	-	-
		Subtotal	-	-	-	-	-	-	-	-	-	-	-
		Inferred	0.59	4.26	-	7.6	0.25	-	25.2	-	145	1.5	-
El Porvenir (5)	83.55	Measured	0.54	3.17	0.28	43.9	0.63	0.12	17.1	1.5	764	3.4	2.1
		Indicated	2.42	3.21	0.24	51.8	0.77	0.15	77.6	5.9	4,023	18.5	11.7
		Subtotal	2.96	3.20	0.25	50.3	0.74	0.15	94.7	7.4	4,787	21.9	13.9
		Inferred	17.12	3.69	0.22	83.8	1.24	0.30	632.0	37.5	46,141	211.9	167.5
Atacocha (Underground) (6)	83.01	Measured	0.75	2.99	0.27	48.3	0.78	-	22.5	2.0	1,165	5.8	-
		Indicated	1.82	3.25	0.33	51.6	0.90	-	59.1	6.0	3,016	16.3	-
		Subtotal	2.57	3.17	0.31	50.6	0.86	-	81.6	8.0	4,181	22.1	-
		Inferred	7.10	4.12	0.58	79.8	1.21	-	292.3	41.2	18,201	85.8	-
Atacocha (Open pit) (7)	83.01	Measured	1.66	1.11	-	28.8	0.78	0.16	18.5	-	1,542	13.0	8.8
		Indicated	3.57	0.96	-	27.8	0.87	0.20	34.2	-	3,185	31.0	22.5
		Subtotal	5.23	1.01	-	28.1	0.84	0.19	52.7	-	4,727	44.0	31.3
		Inferred	1.24	1.07	-	25.0	0.89	0.18	13.3	-	994	11.1	7.2
Aripuanã (8)	100	Measured	0.39	2.59	0.29	21.1	0.83	0.37	10.1	1.1	263	3.2	4.6
		Indicated	4.27	3.88	0.18	36.2	1.44	0.28	165.6	7.7	4,975	61.5	38.6
		Subtotal	4.66	3.77	0.19	34.9	1.39	0.29	175.7	8.8	5,238	64.8	43.2
		Inferred	43.78	3.02	0.30	39.5	1.16	0.40	1,320.4	130.3	55,611	507.6	560.4
Total		Measured	5.72	2.69	0.32	29.2	0.55	0.08	154.0	18.3	5,373	31.6	15.5
		Indicated	16.47	3.34	0.17	33.0	0.83	0.14	549.5	28.7	17,476	136.6	72.9
		Total	22.19	3.17	0.21	32.0	0.76	0.12	703.5	47.0	22,849	168.2	88.3
		Inferred	89.33	3.86	0.25	45.9	0.97	0.26	3,445.3	227.2	131,727	865.4	735.1

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

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mining Operations

The following table shows our estimates of Mineral Resources (100% ownership basis) for our material mining properties as of December 31, 2025, prepared in accordance with Subpart 1300 of Regulation S-K.

	Ownership Interest (%)			Grade					Contained Metal
		Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Cerro Lindo (3)	83.55	Measured	2.23	2.28	0.73	23.4	0.26	-	50.9	16.4	1,681	5.8	-
		Indicated	2.93	1.22	0.37	24.1	0.29	-	35.8	10.8	2,270	8.4	-
		Subtotal	5.16	1.68	0.53	23.8	0.28	-	86.7	27.2	3,951	14.2	-
		Inferred	8.60	1.29	0.25	25.3	0.32	-	111.3	21.8	6,997	27.4	-
Vazante (4)	100	Measured	0.51	8.51	-	14.3	0.26	-	43.3	-	235	1.3	-
		Indicated	1.95	9.39	-	6.1	0.11	-	183.1	-	380	2.2	-
		Subtotal	2.46	9.21	-	7.8	0.14	-	226.4	-	615	3.5	-
		Inferred	12.33	8.67	-	12.1	0.20	-	1,069.2	-	4,790	24.8	-
Vazante Aroeira Tailings (4)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	-	-	-	-	-	-	-	-	-	-	-
		Subtotal	-	-	-	-	-	-	-	-	-	-	-
		Inferred	0.59	4.26	-	7.6	0.25	-	25.2	-	145	1.5	-
El Porvenir (5)	83.55	Measured	0.65	3.17	0.28	43.9	0.63	0.12	20.5	1.8	914	4.1	2.5
		Indicated	2.89	3.21	0.24	51.8	0.77	0.15	92.9	7.1	4,815	22.1	14.1
		Subtotal	3.54	3.20	0.25	50.3	0.74	0.15	113.4	8.9	5,729	26.2	16.6
		Inferred	20.49	3.69	0.22	83.8	1.24	0.30	756.5	44.9	55,225	253.6	200.4
Atacocha (Underground) (6)	83.01	Measured	0.90	2.99	0.27	48.3	0.78	-	27.0	2.4	1,404	7.0	-
		Indicated	2.19	3.25	0.33	51.6	0.90	-	71.2	7.3	3,633	19.6	-
		Subtotal	3.10	3.17	0.31	50.6	0.86	-	98.2	9.7	5,037	26.7	-
		Inferred	8.55	4.12	0.58	79.8	1.21	-	352.2	49.6	21,926	103.3	-
Atacocha (Open pit) (7)	83.01	Measured	2.00	1.11	-	28.8	0.78	0.16	22.3	-	1,857	15.6	10.6
		Indicated	4.30	0.96	-	27.8	0.87	0.20	41.1	-	3,837	37.4	27.1
		Subtotal	6.30	1.01	-	28.1	0.84	0.19	63.5	-	5,694	53.0	37.7
		Inferred	1.49	1.07	-	25.0	0.89	0.18	16.0	-	1,197	13.3	8.7
Aripuanã (8)	100	Measured	0.39	2.59	0.29	21.1	0.83	0.37	10.1	1.1	263	3.2	4.6
		Indicated	4.27	3.88	0.18	36.2	1.44	0.28	165.6	7.7	4,975	61.5	38.6
		Subtotal	4.66	3.77	0.19	34.9	1.39	0.29	175.7	8.8	5,238	64.8	43.2
		Inferred	43.78	3.02	0.30	39.5	1.16	0.40	1,320.4	130.3	55,611	507.6	560.4
Total		Measured	6.69	2.60	0.32	29.6	0.55	0.08	174.1	21.7	6,354	37.1	17.7
		Indicated	18.53	3.18	0.18	33.4	0.82	0.13	589.8	32.8	19,910	151.3	79.8
		Total	25.22	3.03	0.22	32.4	0.75	0.12	763.9	54.6	26,265	188.4	97.5
		Inferred	95.82	3.81	0.26	47.4	0.97	0.25	3,650.6	246.6	145,892	931.5	769.5

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

* The El Porvenir, Atacocha Underground and Atacocha Open Pit mines are part of the Cerro Pasco Complex.

Mining Operations

(1)	The total tonnage and content amounts presented in this table represents our attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$45.66/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.40% for Zn, 82.67% for Cu, 65.22% for Pb, and 68.78% for Ag. A minimum mining width of 4.0 m was used to create resource shapes. Bulk density varies depending on mineralization domain..

Mining Operations

(4)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at various NSR cut-off values appropriate to the mineralization style and mining method. For Supergene Mineralization (calamine) the resources are estimated at a NSR cut-off value of US$29.25/t for soil and US$31.16/t for fresh rock and transition material. For Aroeira Tailings the resources are estimated at a NSR cut-off value of US$25.73/t and for Hypogene Mineralization (willemite) a cut-off value of US$62.42/t for all resources shapes. Mineral Resources are estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average hypogene mineralization (willemite) head grades are 84.36% for Zn, 21.08% for Pb, and 42.00% for Ag. Recovery at LOM average supergene mineralization head grade is 55.0% for Zn. Recoveries at LOM average Aroeira Tailings head grades are 67.39% for Zn, 33.63% for Pb and 42.00% for Ag. A minimum thickness of 3.0 m for underground SLS, open pit shell for calamine and above original topography for tailings was applied. Bulk density was assigned based on rock type..

(5)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at NSR cut-off grade values ranging from US$72.91/t to US$74.76/t for SLS areas and US$74.04/t to US$75.89/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.26% for Zn, 15.62% for Cu, 79.36% for Pb, 62.92% for Ag, and 30.19% for Au. A minimum mining width of 4.0 m was used for C&F, and a minimum mining width of 3.0 m was used for SLS resource stopes shapes, respectively. Bulk density varies depending on mineralization domain.

(6)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a NSR cut-off value of US$77.60/t for SLS, and US$78.77/t for C&F. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.20% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. A minimum mining width of 4.0 m was used for C&F, and a minimum mining width of 3.0 m was used for SLS resource stopes shapes, respectively. Density was assigned based on rock type.

(7)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within optimized pit shell. Mineral Resources are estimated at a NSR cut-off value of US$22.91/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,449.20/t (US$1.56/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 84.03% for Pb, 75.76% for Ag, and 65.46% for Au. Mineral resources are reported within open pit shell. Density was assigned based on rock type.

(8)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources reported using a cut-of value of US$60.68/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.89% for Zn, 55.62% for Cu, 84.10% for Pb, 68.00% for Ag, and 67.80% for Au. A minimum thickness of 3.0 m was used for stopes shapes. Bulk density varies depending on mineralization domain.

Mining Operations

The following table shows our estimates of Attributable Mineral Resources for our other operating mines and zinc projects which do not currently have estimated Mineral Reserves as of December 31, 2025, prepared in accordance with Regulation S-K 1300.

	Ownership (%)			Grade					Contained Metal
		Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Bonsucesso (3)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Subtotal	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Inferred	3.38	4.17	-	-	0.52	-	140.9	-	-	17.6	-
Hilarión (4)	83.55	Measured	12.15	3.39	-	30.9	0.69	-	412.4	-	12,082	83.5	-
		Indicated	28.43	3.62	-	27.0	0.54	-	1,028.9	-	24,672	153.0	-
		Subtotal	40.58	3.55	-	28.2	0.58	-	1,441.3	-	36,754	236.6	-
		Inferred	35.23	4.06	-	25.0	0.41	-	1,430.9	-	28,297	144.5	-
Florida Canyon Zinc (5)	50.97	Measured	0.41	11.32	-	15.4	1.39	-	46.7	-	204	5.8	-
		Indicated	0.83	10.28	-	14.9	1.31	-	85.4	-	398	10.9	-
		Subtotal	1.24	10.62	-	15.1	1.34	-	132.2	-	603	16.7	-
		Inferred	7.57	9.64	-	11.3	1.26	-	729.4	-	2,752	95.4	-
Total		Measured	12.56	3.66	-	30.4	0.71	-	459.1	-	12,286	89.3	-
		Indicated	39.09	3.80	-	19.9	0.55	-	1,486.0	-	25,070	214.1	-
		Total	51.66	3.77	-	22.5	0.59	-	1,945.1	-	37,356	303.4	-
		Inferred	46.18	4.98	-	20.9	0.56	-	2,301.1	-	31,048	257.5	-

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

Mining Operations

The following table shows our estimates of Mineral Resources (100% ownership basis) for our other operating mines and zinc projects which do not currently have estimated Mineral Reserves as of December 31, 2025, prepared in accordance with Regulation S-K 1300.

	Ownership (%)			Grade					Contained Metal
		Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
			(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Bonsucesso (3)	100	Measured	-	-	-	-	-	-	-	-	-	-	-
		Indicated	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Subtotal	9.83	3.78	-	-	0.51	-	371.6	-	-	50.1	-
		Inferred	3.38	4.17	-	-	0.52	-	140.9	-	-	17.6	-
Hilarión (4)	83.55	Measured	14.54	3.39	-	30.9	0.69	-	493.6	-	14,460	100.0	-
		Indicated	34.03	3.62	-	27.0	0.54	-	1,231.5	-	29,530	183.2	-
		Subtotal	48.57	3.55	-	28.2	0.58	-	1,725.1	-	43,990	283.2	-
		Inferred	42.17	4.06	-	25.0	0.41	-	1,712.6	-	33,868	173.0	-
Florida Canyon Zinc (5)	50.97	Measured	0.81	11.32	-	15.4	1.39	-	91.7	-	401	11.3	-
		Indicated	1.63	10.28	-	14.9	1.31	-	167.6	-	781	21.4	-
		Subtotal	2.44	10.62	-	15.1	1.34	-	259.3	-	1,182	32.7	-
		Inferred	14.86	9.64	-	11.3	1.26	-	1,431.0	-	5,399	187.2	-
Total		Measured	15.35	3.81	-	30.1	0.73	-	585.3	-	14,862	111.3	-
		Indicated	45.49	3.89	-	20.7	0.56	-	1,770.8	-	30,311	254.7	-
		Total	60.84	3.87	-	23.1	0.60	-	2,356.0	-	45,172	366.0	-
		Inferred	60.40	5.44	-	20.2	0.63	-	3,284.5	-	39,267	377.8	-

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

(1)	The tonnage and content amounts presented in this table represents our attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.

(3)	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are reported within underground mining shapes and the NSR cut-off values are calculated based on the LOM cost of US$55.83/t. Mineral Resources estimates are based on average long-term metal prices of: zinc: US$3,218.90/t (US$1.46/lb) and lead: US$2,300.33/t (US$1.04/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades are 92.5% for Zn and 61.1% for Pb. A minimum thickness of 3.0 m was applied. Density was assigned based on rock type.

Mining Operations

(4)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$45.00/t. Mineral Resources estimates are based on average long-term metal prices of: zinc US$3,245.91/t (US$1.47/lb); lead: US$2,332.46/t (US$1.06/lb); and silver: US$22.66/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Hilarion are 90.00% for Zn, 86.00% for Pb, and 72.00% for Ag. A minimum thickness of 4.0 m was applied. Density was assigned based on rock type.

(5)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at an NSR cut-off value of US$41.40/t NSR for SLS, US$42.93/t for C&F and US$40.61/t for Room & Pillar mine areas. Mineral Resources estimates are based on average long-term metal prices of zinc: US$2,816.35/t (US$1.27/lb); lead: US$2,196.50/t (US$1.00/lb); and silver: US$19.38/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at the LOM average head grades for Florida Canyon are 80.00% for Zn, 74.00% for Pb, and 52.00% for Ag. A minimum thickness of 3.0 m was applied. Density was assigned based on rock type.

The following table shows our estimates of Attributable Mineral Resources for our copper project which does not currently have estimated Mineral Reserves as of December 31, 2025, prepared in accordance with Regulation S-K 1300.

	Ownership (%)			Grade					Contained Metal
		Class	Tonnage (1)	Zinc	Copper	Silver	Lead	Molybdenum	Zinc	Copper	Silver	Lead	Molybdenum
			(Mt)	(%)	(%)	(g/t)	(%)	(%)	(kt)	(kt)	(koz)	(kt)	(kt)
Magistral (3)	83.55	Measured	82.46	-	0.52	2.8	-	0.052	-	426.2	7,440	-	42.6
		Indicated	75.77	-	0.43	2.8	-	0.040	-	329.5	6,718	-	30.2
		Subtotal	158.22	-	0.48	2.8	-	0.046	-	755.7	14,158	-	72.8
		Inferred	9.24	-	0.38	3.1	-	0.050	-	35.3	910	-	4.6
Total		Measured	82.46	-	0.52	2.8	-	0.052	-	426.2	7,440	-	42.6
		Indicated	75.77	-	0.43	2.8	-	0.040	-	329.5	6,718	-	30.2
		Total	158.22	-	0.48	2.8	-	0.046	-	755.7	14,158	-	72.8
		Inferred	9.24	-	0.38	3.1	-	0.050	-	35.3	910	-	4.6

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

The following table shows our estimates of Mineral Resources (100% ownership basis) for our copper project which does not currently have estimated Mineral Reserves as of December 31, 2025, prepared in accordance with Regulation S-K 1300.

Mining Operations

	Ownership (%)			Grade					Contained Metal
		Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Molybdenum	Zinc	Copper	Silver	Lead	Molybdenum
			(Mt)	(%)	(%)	(g/t)	(%)	(%)	(kt)	(kt)	(koz)	(kt)	(kt)
Magistral (3)	83.55	Measured	98.69	-	0.52	2.8	-	0.052	-	510.1	8,905	-	51.0
		Indicated	90.68	-	0.43	2.8	-	0.040	-	394.3	8,041	-	36.1
		Subtotal	189.38	-	0.48	2.8	-	0.046	-	904.5	16,946	-	87.1
		Inferred	11.06	-	0.38	3.1	-	0.050	-	42.2	1,089	-	5.5
Total		Measured	98.69	-	0.52	2.8	-	0.052	-	510.1	8,905	-	51.0
		Indicated	90.68	-	0.43	2.8	-	0.040	-	394.3	8,041	-	36.1
		Total	189.38	-	0.48	2.8	-	0.046	-	904.5	16,946	-	87.1
		Inferred	11.06	-	0.38	3.1	-	0.050	-	42.2	1,089	-	5.5

Notes:

* Numbers may not add due to rounding.

* The estimation of Mineral Resources involves assumptions about future commodity prices and technical mining matters. Mineral Resources are not mineral reserves and do not have demonstrated economic viability.

* The point of reference for Mineral Resources in this table is mill feed materials.

(1)	The tonnage and content amounts presented in this table represents our attributable ownership basis.

(2)	The tonnage and content amounts presented in this table represents 100% of the Mineral Resources estimates for the property. Please refer to our ownership percentage for the amounts attributable to our ownership interest in the property.
(3)	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee. Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions. Mineral Resources are estimated at a pit shell constraint and NSR cut-off value: US$5.99/t (Porf San Ernesto, Porf. Sara and Porf. H), US$5.51/t (Mixto), US$5.48/t (Skarn). Mineral Resources estimates are based on average long-term metal prices of copper: US$8,272.00/t (US$3.75/lb); silver: US$21.34/oz; and molybdenum: US$21,829.00/t (US$ 9.90/lb). Metallurgical recoveries are accounted for in the NSR calculations based on metallurgical data and vary from 79.3% in skarn to 92.5% in San Ernesto porphyry for Cu, 51.3% in skarn and 79.2% in San Ernesto porphyry for Mo, and 70.0% for Ag. Density was assigned based on rock type.

Mining Operations

Internal Controls Disclosure

We have used well-established quality assurance/quality controls (“QA/QC”) protocols since 2007 for core samples from operating mines and our Brownfield/Greenfield projects. We have used a corporate database (GDMS Fusion) from Datamine since 2017. The current database system has several default laboratory packages for specific Business Units (ore deposit types/countries) with pre-defined preparation and assay methods, reporting units and over-limit methods. All assay dispatches from all mines and projects follows the same protocols for each medium type (core, rock, soil, stream sediment samples). All written protocols are in a corporate internal system that requires revisions and updates every three years.

Nexa Quality Control includes three types of duplicates (pulp, coarse rejects, and half core duplicates), blank controls and certified standards. Inter-laboratory checks are also conducted on an annual basis at certified laboratories. Fusion database has a collection of pre-defined QA/QC charts for each type of control where our parameters for each control are built in. All blanks and certified standards are approved and registered in Fusion by the database administrator. Our protocols for construction and certification of new standards from operating mines and projects include a minimum of ten laboratories and minimum of ten samples per lab in the Round Robin. Laboratories need to be form different continents and only three laboratories from the same group are allowed.

Every mine and advanced project provides a detailed QA/QC report at least once a year, which is appended to the updated mineral resources technical reports prepared by our engineers.

With respect to the verification of analytical procedures, we conduct periodic reviews of the QA/QC programs to ensure that an adequate level of quality is maintained in the process of sampling, preparing and testing drill core samples and that the QA/QC programs are designed and implemented to prevent or detect contamination and allow analytical precision and accuracy to be quantified. Our internal qualified person performed this review and concluded that our QA/QC programs meet or exceed industry standards, and the data are suitable for Mineral Resources and Mineral Reserves purposes.

Internally, regular data verification workflows are conducted to ensure the collection of reliable data. Coordinates, core logging, surveying, and sampling are monitored by exploration, mine geologists, and verified routinely for consistency.

The Mineral Resource and Mineral Reserve estimates are supported by a review of the recent operation results including operating costs, production, metallurgical performance, and reconciliation. The LOM plan supporting the estimates includes consideration of changes to the permits required, capital costs, tailings capacity and other production constraints. The estimates are subject to normal industry risks including metal prices, metallurgical performance and geological modeling. For geological risk we have modeling and estimation procedures following mining industry best practices including drilling, borehole survey, core logging, sampling, and density protocols.

Individual Property Disclosure

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

Mining Operations

History

Several companies have held interests in the Cerro Lindo mine area, including BTX, Phelps Dodge, and Nexa Peru. Exploration work completed to date includes geological mapping, rock chip and soil sampling, trenching, ground geophysical surveys, and exploration, definition, and underground operational core drilling. Feasibility studies were completed in 2002 and 2005, with mine construction commencing in 2006. Formal production started in 2007, and the mine has been operational since that date.

Title, leases and options

All mineral concessions are held in the name of Nexa Peru. The tenure consists of 68 mining concessions totaling approximately 44,171.3 hectares and one beneficiation concession, covering an area of 518.8 hectares.

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

Cerro Lindo is currently subject to payment of royalties. The tax stability agreement expired on December 31, 2021, and the historical applicability thereof is subject to certain disputes with tax authorities. For more information, see “Additional Information—Legal Proceedings—Other legal proceedings.” Nexa Peru is required to pay royalties and special mining tax to the Peruvian government. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework.” As of December 31, 2025, Nexa Peru held a seawater extraction license, granted under Administrative Resolution No. 0033-2012-ANA-ALA MOC, for a total volume of 3,153,600 m3 per year.

Cerro Lindo holds a number of permits in support of the current operations. The permits are Resolutions issued by the Peruvian authorities upon approval of mining environmental impact assessments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Mineralization and Exploration

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

In 2025, mineral exploration focused on expanding known orebodies southeast of Cerro Lindo, with particular emphasis on confirming the continuity and extensions of mineralization in Orebodies 8B and 8C. During 2025, we completed approximately 5.9 km of diamond drilling in 9 drill holes, divided between surface and underground exploration drillings.

During 2026, we will focus our efforts on geological activities intended to extend the life of the Cerro Lindo mine.

In 2025, we spent US$3.5 million in exploration expenses for Cerro Lindo. In 2026 we do not expect further mineral exploration activities and have not budgeted for any further activities.

Operations and infrastructure

The Cerro Lindo mine is substantially mechanized, using rubber-tired equipment for all development and production operations. The treatment plant current capacity is approximately 7.3 Mtpy. Production drilling operations have been performed by our personnel using a variety of drilling machines throughout the history of the Cerro Lindo mine. There is no shaft; all access is through 15 portals servicing adits, drifts and declines. Ore is extracted from nine separate ore bodies and delivered to the process plant via a series of conveyors. All ore is commingled during transport to the concentrator stockpile; ore from different ore bodies is not segregated.

Mining Operations

We have completed construction of all key infrastructure required for mining and processing operations, including the underground mine, access roads, power lines, water pipelines, the desalination plant, offices and warehouses, accommodations, the process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, the paste-fill plant and the dry-stack tailings storage facilities and a fresh seawater pump and pipeline from the desalination plant on the coast to the mine. The national grid supplies electrical power for the mine site.

In 2025, we spent US$57.3 million on sustaining capital expenditures for Cerro Lindo, primarily associated with mine development.

Production

The Cerro Lindo mine is in the production stage and has a treatment plant capacity of 20,000 tonnes of ore per day. The table below summarizes the Cerro Lindo mine’s concentrate production, metal contained in concentrates produced, average grades, cash costs and non-expansion capital expenditures for the periods indicated. Production in 2025 was higher than 2024 primarily as a result of higher treated ore volumes combined with improved metal recovery rates.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	6,213,172	6,080,038	5,991,156
Average ore grade
Zinc (%)	1.57	1.62	1.51
Copper (%)	0.51	0.58	0.57
Lead (%)	0.23	0.31	0.31
Silver (ounces per tonne)	0.85	0.93	0.80
Gold (ounces per tonne)	0.002	0.003	0.002
Metal contained in concentrates production
Zinc (in tonnes)	87,141	86,207	78,209
Copper (in tonnes)	27,081	29,888	28,588
Lead (in tonnes)	10,252	13,891	13,042
Silver (in oz)	3,953,241	4,268,043	3,540,975
Gold (in oz)	4,067	4,904	3,418
Cash Cost, net of by-product credits (in US$/t)	(1,816.7)	(1,010.6)	(138.6)
Cash Cost, net of by-product credits (in US$/lb)	(0.82)	(0.46)	(0.06)
Non-Expansion Capital Expenditures (in millions of US$)	59.6	49.0	43.3

Mineral Reserves and Mineral Resources

The Cerro Lindo Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from the Cerro Lindo mine.

Cerro Lindo – Year End Mineral Reserves as of December 31, 2025 (on an 83.55% attributable ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	18.47	1.52	0.50	20.3	0.20	-	280.7	93.1	12,036	36.3	-
Probable	14.67	0.99	0.41	22.4	0.19	-	144.8	59.9	10,556	27.4	-
Total	33.14	1.28	0.46	21.2	0.19	-	425.5	153.0	22,592	63.7	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Cesar Moreno, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Mining Operations

Cerro Lindo – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	22.11	1.52	0.50	20.3	0.20	-	336.0	111.4	14,406	43.4	-
Probable	17.56	0.99	0.41	22.4	0.19	-	173.3	71.7	12,634	32.8	-
Total	39.67	1.28	0.46	21.2	0.19	-	509.3	183.1	27,040	76.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Cesar Moreno, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

The Cerro Lindo Mineral Reserves are estimated at an NSR cut-off value of US$45.66/t processed. A number of incremental material (with values between US$45.66/t and US$30.44/t) was included. A minimum mining width of 5.0 m was used, inclusive of extraction factors and dilution are applied based on stope type and location. The net smelter return (“NSR”) cut-off value is determined using the mineral reserve metal prices, metal recoveries, concentrate transport, treatment, and refining costs, as well as mine operating costs. Metal prices used for Mineral Reserves are based on consensus, long-term forecasts from banks, financial institutions, and other sources. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.40% for Zn, 82.67% for Cu, 65.22% for Pb, and 68.78% for Ag. The current LOM production plan continues to 2032.

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on an 83.55% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(2.32)	(11.1)	(42.9)	(13.2)	(25.0)	(21.1)	(1,147)	(8.7)	(2.6)	(6.7)	-	-
Probable	2.81	23.7	17.7	13.9	9.4	18.6	1,317	14.3	1.1	4.0	-	-
Total	0.50	1.5	(25.5)	(5.6)	(15.6)	(9.2)	171	0.8	(1.5)	(2.4)	-	-

Cerro Lindo – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(2.77)	(11.1)	(51.3)	(13.2)	(29.9)	(21.1)	(1,373)	(8.7)	(3.1)	(6.7)	-	-
Probable	3.37	23.7	21.1	13.9	11.2	18.6	1,577	14.3	1.3	4.0	-	-
Total	0.60	1.5	(30.2)	(5.6)	(18.6)	(9.2)	204	0.8	(1.8)	(2.4)	-	-

Mining Operations

In comparison to 2024, Cerro Lindo’s Mineral Reserves increased by 1.5% in mass to total 39.7Mt from 39.1Mt mainly due to mineral resource conversion, reflecting our drilling campaign and decreased by 5.6% in zinc content (kt), mainly due to mine reserve depletion replaced by lower grade material. Mineral Reserve depletion during 2025 represented 6.3Mt containing 95.9kt of zinc.

Cerro Lindo – Year End Mineral Resources as of December 31, 2025 (on an 83.55% attributable ownership basis) (1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.87	2.28	0.73	23.4	0.26	-	42.5	13.7	1,405	4.9	-
Indicated	2.44	1.22	0.37	24.1	0.29	-	29.9	9.0	1,897	7.0	-
Total	4.31	1.68	0.53	23.8	0.28	-	72.4	22.7	3,301	11.9	-
Inferred	7.19	1.29	0.25	25.3	0.32	-	93.0	18.3	5,846	22.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

Cerro Lindo – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis) (1)(2)(3)(4)

		Grade (5)					Contained Metal (5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	2.23	2.28	0.73	23.4	0.26	-	50.9	16.4	1,681	5.8	-
Indicated	2.93	1.22	0.37	24.1	0.29	-	35.8	10.8	2,270	8.4	-
Total	5.16	1.68	0.53	23.8	0.28	-	86.7	27.2	3,951	14.2	-
Inferred	8.60	1.29	0.25	25.3	0.32	-	111.3	21.8	6,997	27.4	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

The Cerro Lindo Mineral Resources estimates in the table above were completed using Datamine Studio RM (“Datamine”) and Seequent’s Leapfrog Geo (“Leapfrog”) software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.5 m lengths. Wireframes were filled with blocks sub-celled at wireframe boundaries. Blocks were interpolated with grade using the Ordinary Krig (“OK”) and Inverse Distance to the cube (“ID3”) interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and other criteria. Mineral Resources estimates were reported using all the material within resource shapes generated in Deswik Stope Optimizer (“DSO”) software. The estimate satisfied the minimum mining width of 4.0 m for resource shapes and used NSR cut-off value of US$45.66/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02//lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 87.40% for Zn, 82.67% for Cu, 65.22% for Pb, and 68.78% for Ag.

Mining Operations

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on an 83.55% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.14)	(38.0)	(18.8)	(30.6)	(8.1)	(37.2)	(820)	(36.8)	(2.1)	(30.4)	-	-
Indicated	0.04	1.6	6.2	26.2	(3.1)	(0.3)	172	9.9	2.4	51.1	-	-
Total	(1.11)	(20.4)	(12.6)	(14.8)	(11.2)	(0.3)	(648)	(16.4)	0.2	2.1	-	-
Inferred	(1.20)	(14.3)	(35.1)	(27.4)	(4.3)	(0.2)	(1,016)	(14.8)	(10.0)	(30.4)	-	-

Cerro Lindo – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(1.37)	(38.0)	(22.5)	(30.6)	(9.7)	(37.2)	(981)	(36.8)	(2.5)	(30.4)	-	-
Indicated	0.05	1.6	7.4	26.2	(3.7)	(0.3)	205	9.9	2.8	51.1	-	-
Total	(1.32)	(20.4)	(15.1)	(14.8)	(13.4)	(0.3)	(776)	(16.4)	0.3	2.1	-	-
Inferred	(1.43)	(14.3)	(42.0)	(27.4)	(5.1)	(0.2)	(1,216)	(14.8)	(12.0)	(30.4)	-	-

In comparison to 2024, Cerro Lindo’s Inferred Mineral Resources decreased by 14.3% in mass and by 27.4% in zinc content (kt), mainly due to the conversion to Mineral Reserves. In comparison to 2024, Cerro Lindo’s Measured and Indicated Mineral Resources decreased by 20.4% in mass and by 14.8% in zinc content (kt), mainly due to conversion to Mineral Reserves.

For additional information, see the “Technical Report Summary on the Cerro Lindo Mine,” incorporated by reference as Exhibit 15.1 to this annual report.

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

History

Mineralization was initially exploited by artisanal miners during the 1950s. Mechanized open pit mining and underground mining commenced in 1969 and 1983, respectively. The current primary ore types are hydrothermal zinc silicates and willemite. Initial mining operations exploited supergene calamine ores and a mixture of the zinc secondary minerals hemimorphite and smithsonite, which are derived from the weathering of silicate ore.

Mining Operations

Title, leases and options

Nexa Brazil owns 100.0% of the Vazante mine. Mineral concessions are divided into core tenements, where the known mineral deposits are located and where we have active mining operations and the surrounding exploration concessions. Nexa Brazil holds three mining concession applications, nine mining concessions, including one group of mining concessions in the core area, totaling 2,339.6 hectares. The group of mining concessions comprises six mining concessions, totaling an area of 742.6 hectares. The Mineral Reserves and Resources are located within the limits of three mining concession applications, two exploration authorizations and four mining concessions with a total area of 1,595.7 hectares, which host the active mining operations. One mining concession (tenement # 14,840/1967), which is part of the group of mining concessions, has the potential to host zinc and lead mineralization, however it does not yet have associated mineral reserves and resources.

Nearby the main area, Nexa Brazil also holds, 23 exploration authorizations totaling 10,769.3 hectares and one right to apply for mining concession totaling 344.5 hectares, in addition to the core tenements. Nexa Brazil holds surface rights sufficient to support the current operations. Some surface rights agreements require annual payments to the owners. Two easements have been granted in support of the mining activities. Sufficient suitable land is available within the mineral tenure held by Nexa Brazil for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

Brazilian companies that hold mining concessions are subject to a royalty payment imposed by the Federal Government. For more information, see “Information on the Company—Regulatory matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

Nexa Brazil holds all required licenses for water management and water use in the operations. Nexa Brazil has lodged renewal applications, before the required deadline where applicable, for the water management and use.

The Vazante Operation holds several permits in support of the current operations. The main instrument to regulate the Vazante Operation is a set of operating licenses issued by the COPAM from the state of Minas Gerais. The licenses are active, some of them are under renewal process.

Mineralization and Exploration

The Vazante and Extremo Norte zinc deposits are epigenetic zinc silicate deposits, and Vazante is one of the largest deposits of its type worldwide. Mineralization exists within a sequence of pelitic carbonate rocks belonging to the Serra do Poço Verde formation of the Vazante group. The major structural control is the Vazante fault.

Mineral exploration activities in 2025 were focused on expanding mineralized zones near the existing operation, with the objective of extending the unit’s life of mine. Approximately 14.5 km of diamond drilling were completed across 23 drill holes, with two additional holes currently in progress and expected to be finalized in 2026. The drilling program combined exploratory drilling and extensions of known orebodies, such as Varginha, Lumiadeira, and Vazante Sul, while also advancing the conversion of inferred resources to indicated resources in the Conexão Sucuri Norte area.

In 2025, we invested US$4.8 million in the Vazante exploration program for LOM extension, which included a drilling program and geological activities. For 2026, we have allocated a budget of US$4.8 million for brownfield drilling and expect to drill 13.2 km.

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

Mining Operations

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, power lines, water pipelines, offices and warehouses, a process plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, and tailings storage facilities.

The power supply to the Vazante operation is provided by one independent 138 kV transmission line that feeds the site and that can provide up to 59 MW. There are two 30/40 MVA and one 18/23 MVA transformers in the surface substation at the Vazante Operation and power is distributed to other areas of the mine at 13.8 kV and 440 V via secondary transformers to power mine equipment. There are two 700 kVA diesel generators on site to provide backup power to pump water out of the Extremo Norte mine zone in case of main line interruption.

In 2025, we spent US$23.3 million on sustaining capital expenditures for this property, primarily associated with mine development. In addition, we invested US$0.9 million in capital expenditures related to the LOM extension at Vazante, including US$0.6 million for the Vazante mine deepening project. For more information, see “Information on the Company—Mining Operations—Growth Projects—Vazante mine deepening project and other Vazante initiatives.”

Production

The Vazante mine is in the production stage and has a treatment plant with a nominal design processing capacity of approximately 5,000 tonnes of ore per day. The table below summarizes the Vazante mine’s concentrate production, metal contained in concentrates produced, average grades, cash costs and non-expansion capital expenditures for the periods indicated. Production in 2025 was lower than 2024 due to a decline in average zinc grades resulting from the operational challenges experienced during the first half of the year.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	1,753,327	1,769,646	1,633,357
Average ore grade
Zinc (%)	8.64	9.22	10.19
Lead (%)	0.29	0.28	0.33
Silver (ounces per tonne)	0.60	0.63	0.67
Metal contained in concentrate production
Zinc (in tonnes)	128,402	140,740	145,662
Lead (in tonnes)	864	947	1,449
Silver (in oz)	414,483	470,090	575,636
Cash cost, net of by-product credits (in US$/t)	992.8	1,079.2	1,315.8
Cash cost, net of by-product credits (in US$/lb)	0.45	0.49	0.60
Non-Expansion Capital Expenditures (in millions of US$)	25.0	25.4	29.1

Mineral Reserves and Mineral Resources

The Vazante Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from the Vazante mine and Vazante Aroeira Tailings.

Vazante – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	6.59	7.45	-	10.5	0.20	-	490.8	-	2,219	13.0	-
Probable	8.94	7.26	-	8.2	0.21	-	648.8	-	2,344	19.2	-
Total	15.53	7.34	-	9.1	0.21	-	1,139.6	-	4,563	32.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	Mineral Reserves data presented in this table represents 100% of the Mineral Reserves estimates for the property. we own 100%.
3.	The Qualified Person for the Mineral Reserves estimate is Mateus Gomes Ribeiro, B.Eng., MAusIMM, our employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Reserves in this table is mill feed materials.
6.	Mineral Reserves presented in this table include Mineral Reserves from Vazante mine and Vazante Aroeira Tailings.

Mining Operations

The Vazante Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante mine and Vazante Aroeira tailings, as well as operational level mine planning and budgeting. The dilution that has been applied is related to the selected mining method. The NSR cut-off value was determined using the mineral reserve metal prices, metal recoveries, transport, treatment, and refining costs, as well as mine operating costs. The Vazante mine Mineral Reserves are estimated at a NSR cut-off value of US$62.42/t processed. A number of incremental material (with values between US$41.32/t and US$62.42/t) was included. A minimum mining width of 2.0 m. Recoveries for the Vazante mine at average head grades are 84.36% for Zn, 21.08% for Pb, and 42.00% for Ag. The Vazante Aroeira Tailings Mineral Reserves estimates in the table above consider actual costs and modifying factors from the Vazante Aroeira tailings, as well as operational level TSF reclaiming plan and budgeting. The Vazante Aroeira Tailings Mineral Reserves are estimated at a NSR cut-off value of US$25.73/t processed. A minimum mining unit of 10m x 10m x 2m was applied. Recoveries for Vazante Aroeira Tailings at average head grades are 67.39% for Zn, 33.63% for Pb, and 42.00% for Ag. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Long-term metal prices used for Mineral Reserves are based on consensus and long-term forecasts from banks, financial institutions, and other sources. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. The current LOM production plan continues to 2034.

Vazante – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	1.14	20.9	14.0	2.9	-	-	(291)	(11.6)	(1.0)	(7.0)	-	-
Probable	0.64	7.7	(5.5)	(0.8)	-	-	(232)	(9.0)	(1.0)	(4.7)	-	-
Total	1.78	12.9	8.6	0.8	-	-	(523)	(10.3)	(1.9)	(5.6)	-	-

In comparison to 2024, Vazante’s Mineral Reserves increased by 12.9% in mass, mainly due to mineral resource conversion, cut of value reduction and higher operational dilution and increased by 0.8% in zinc content (kt), mainly due to mineral resource conversion and cut-off value reduction. Mineral Reserve depletion during 2025 accounted for 1.8Mt containing 154.1kt of zinc.

Vazante – Year End Mineral Resources as of December 31, 2025 (on an 100% ownership basis) (1)

		Grade					Contained Metal
Class	Tonnage (2)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.51	8.51	-	14.3	0.26	-	43.3	-	235	1.3	-
Indicated	1.95	9.39	-	6.1	0.11	-	183.1	-	380	2.2	-
Total	2.46	9.21	-	7.8	0.14	-	226.4	-	615	3.5	-
Inferred	12.92	8.47	-	11.9	0.20	-	1,094.3	-	4,935	26.2	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources data presented in this table represents 100% of the Mineral Resources estimates for the property. We own 100% of property.
3.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
4.	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), our employee.
5.	Numbers may not add due to rounding.
6.	The point of reference for Mineral Resources in this table is mill feed materials.
7.	Mineral Resources presented in this table include Mineral Resources from the Vazante mine and Vazante Aroeira Tailings.

Mining Operations

The Vazante Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. The Mineral Resources at Vazante comprise three styles of mineralization. The first style of mineralization is represented by the hypogene (willemite) mineralized zones that are found in the underground portions of the Vazante and Extremo Norte deposits. The second style of mineralization is represented by the supergene (calamine) mineralized zones found in the Cava 3A, Matas dos Paulistas, and Braquiara areas of the Extremo Norte and Vazante deposits. This supergene (calamine) mineralization is referred to at the Vazante Operation as calamine mineralization and comprises a mixture of smithsonite and hemimorphite minerals. The third type of mineralization comprises tailings that are contained within the Aroeira TSF. The material found in the Aroeira tailings comprise a mixture of hypogene (willemite) and supergene (calamine) minerals. Mineral Resources estimates for the underground hypogene (willemite) mineralization are prepared within reporting panels using the native functions and workflows available through the DSO software package considering spatial continuity, a minimum width of 3.0 m and a NSR cut-off value of US$62.42/t for Hypogene Mineralization (willemite). The Mineral Resources estimates for the supergene (calamine) mineralization are prepared using an open pit shell that considers appropriate metal prices, mining costs, metallurgical recoveries and geotechnical considerations with NSR cut-off value of US$29.25/t for soil and US$31.16/t for fresh rock and transition material. The Mineral Resources estimates for the tailings at Vazante are reported considering the material with a NSR value of greater than US$25.73/t which lies above the original topographic surface. Mineral Resources estimates are based on average long-term metal prices for willemite and Aroeira TSF of zinc: US$3,449.20/t (US$1.56/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz, and for calamine of zinc: US$3,250.30/t (US$1.47/lb). Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average: hypogene head grades are 84.36% for Zn, 21.08% for Pb, and 42.00% for Ag, supergene (calamine) is 55.0% for Zn, and tailings are 67.39% for Zn, 33.63% for Pb, and 42.00% for Ag.

Vazante – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on an 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.05	10.5	1.9	4.5	-	-	(06)	(2.5)	(0.1)	(6.5)	-	-
Indicated	0.52	36.4	38.1	26.2	-	-	155	69.1	0.9	71.4	-	-
Total	0.57	30.1	39.9	21.4	-	-	149	32.1	0.8	31.0	-	-
Inferred	(0.44)	(3.3)	(220.0)	(16.7)	-	-	(133)	(2.6)	(1.2)	(4.2)	-	-

In comparison to 2024, Vazante’s Inferred Mineral Resources decreased by 3.3% in mass and by 16.7% in zinc content (kt), mainly due to conversion to Mineral Reserves. In comparison to 2024, Vazante’s Measured and Indicated Mineral Resources increased by 30.1% in mass and by 21.4% in zinc content (kt), mainly due to metal prices update.

Mining Operations

For additional information, see the “Technical Report Summary on the Vazante Polymetallic Operations,” incorporated by reference as Exhibit 15.3 to this annual report.

Cerro Pasco Complex

The Cerro Pasco Complex consists of the El Porvenir underground mine, which produces zinc, copper, lead, silver and gold; the Atacocha San Gerardo open pit mine, producing zinc, lead, silver and gold; and the Atacocha underground mine, which has been suspended since 2020 and remains under care and maintenance due to our efforts to reduce costs and improve our operational efficiency, through the Cerro Pasco Integration Project which is currently under execution.

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

Currently, production from the Atacocha San Gerardo open pit mine feeds the Atacocha processing plant with a nominal throughput capacity of 4,600 tonnes of ore per day, while production from the El Porvenir underground mine feeds the El Porvenir processing plant with a nominal throughput capacity of 6,700 tonnes of ore per day. The Atacocha processing plant is expected to be decommissioned by 2028, when the Atacocha San Gerardo pit reaches the end of its mine life based on our current depletion schedule.

Integration Project

The Cerro Pasco Complex integration project (the “Integration Project”) involves the continued integration of the El Porvenir and Atacocha underground mines. The Cerro Pasco Complex is a material property for the purposes of S-K 1300 comprising the two mines, El Porvenir and Atacocha. The Integration Project is intended to continue to capture synergies between the two mining operations, as a result of their proximity and operational similarities, with ore from both the underground mines being processed at the El Porvenir processing plant. The goal of the Integration Project is to achieve cost and investment savings, thereby reducing the environmental footprint and extending the combined LOM of the two mines.

The Integration Project has been developed over the past few years, with the first, second, third and fourth stages finishing completion in 2014, 2015, 2016 and 2019, respectively. In 2022, we advanced the Integration Project with an optimization study to evaluate the increase in capacity of our tailings and El Porvenir shaft, in addition to enhancing the El Porvenir processing plant to potentially increase production and extend the LOM of both mines.

In 2023, we continued to advance the technical studies of the Integration Project, aiming to develop a robust organic growth option for the company. The technical studies for the Integration Project covered several areas, from mine planning to projects to sustain and expand production, such as studies for underground interconnection, shaft upgrade, engineering assessments, and key routes to increase capacity to provide a long-term solution for tailings disposal. A Front-End Loading 3 (“FEL3”) study to increase the El Porvenir hoisting was completed in the first quarter of 2023 and a FEL3 tailings pumping system study was also completed in the second quarter of 2023.

In 2024, our Board of Directors, through the Finance Committee, approved the first phase of the Integration Project – the tailings pumping and piping system, following a recommendation from the SCP Committee. We developed an investment plan consisting of two phases that includes constructing a tailings treatment plant and its auxiliary structures at El Porvenir, and the second involves installing a 6 km pipeline (mostly underground) to connect El Porvenir to Atacocha’s tailings storage facility. This initiative will enable the Cerro Pasco Complex to operate for over a decade and is designed to provide a long-term tailings disposal solution for the complex.

Mining Operations

In 2025, construction of the tailings pumping and piping system began in July and progressed throughout the year. The first phase timeline remains on track, with commissioning expected in 2026. As part of the Integration Project’s first phase, investments to raise the El Porvenir tailings dam and expand Atacocha’s tailings storage capacity are still in progress up to elevation 4131, with a new capacity expansion planned to reach elevation 4142 in 2027. In parallel, Phase II preparatory work continued, which includes technical assessments of the Picasso shaft and underground integration to determine the most efficient long-term operational configuration. We also submitted in December 2025 the two major environmental filings required by SENACE, and approvals are expected in the first quarter of 2027.

The total capital expenditures for the project are estimated to be US$148.8 million, encompassing the capital expenditures for Phase I, which are estimated to be US$117.1 million. Of this amount, US$45.2 million has already been invested in 2024 and 2025, and US$31.4 million is planned to be invested in 2026. The remaining investments will be executed progressively until 2029. Capital expenditures for Phase II, are estimated to be US$31.7 million, with investments planned from 2027 to 2032, and the highest level of expenditures expected in 2031. During the first phase, we intend to upgrade the tailings facilities at both El Porvenir and Atacocha, as well as improve water and effluent treatment systems, with construction planned for 2027-2028 following the completion of environmental impact assessments. In the second phase, we aim to build an additional 2.3 kilometers underground tunnel at a deeper level to connect the El Porvenir and Atacocha mines and upgrade the El Porvenir shaft, which is expected to unlock access to high-grade mineral resources. Support activities, such as technical reviews, environmental studies, and community engagement, are also progressing as planned. We are confident in the long-term value this project will generate for us and remain focused on its successful execution.

Overall, the Integration Project plan includes several key initiatives, including: (i) the construction of a new tailings pumping and pipeline system, establishing a long-term tailings disposal solution by transporting the tailings from the El Porvenir processing plant to the Atacocha tailings storage facility, extending the operational life of the combined mines; (ii) the development of an additional 2.3 km long connection tunnel (Tunnel 2900), which will connect the Atacocha underground mine to the base of the El Porvenir (Picasso) shaft, allowing ore hoisting and processing at the El Porvenir plant; (iii) the restart and rehabilitation of the Atacocha underground mine, revitalizing operations to improve production capacity; (iv) the closure of the Atacocha processing plant, following the depletion of Atacocha’s open pit Mineral Reserves in 2027, resulting in operations being consolidated at El Porvenir; and (v) the expansion of the Picasso shaft capacity to support production and ore extraction from both underground mines. Additional initiatives related to the Integration Project encompass the advancement of the environmental studies and the regulatory permitting process required to support the project’s execution.

For further information about our operations, infrastructure, production, and Mineral Reserves and Mineral Resources at the El Porvenir and Atacocha mines, see the “Technical Report Summary on the Cerro Pasco Complex Integration,” incorporated by reference as Exhibit 15.2 to this annual report. For additional information on the increase of Mineral Reserves, see “Information on the Company—Mining Operations—El Porvenir—Mineral Reserves and Resources” and “Information on the Company— Mining operations—Atacocha—Mineral Reserves and Resources.”

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

History

The El Porvenir mine began its operation as small-scale artisanal mine in 1949. We have been investing in the mine since then, with a current treatment plant capacity of 6,700 tonnes of ore per day. In 2014, we commenced the integration process with the Atacocha mine, as described above in “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.

Mining Operations

Title, leases and options

The El Porvenir mine is operated by Nexa Resources El Porvenir S.A.C., a wholly owned subsidiary of Nexa Peru.

The El Porvenir mine has a total of 25 concessions covering approximately 4,846.7 hectares, as well as a beneficiation concession, “Acumulacion Aquiles 101.” With respect to the surface property at El Porvenir mine, there is a mining site of 450.8 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located.

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

Mineralization and Exploration

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

Throughout 2025, the exploration program at El Porvenir was focused on drilling mineralized zones in the Integration Project, seeking to evaluate the mineralization continuity in strike and at depth, with the goal of increasing mineral resources to expand the life of the El Porvenir and Atacocha mines, supporting the long-term sustainability and operational efficiency of the mining complex. In 2025, we drilled 17 drill holes totaling 11.8 km of exploration drilling. In 2026, the exploration drilling strategy will continue to focus on expanding mineral resources and mineral reserves in Integration Project.

We spent approximately US$3.0 million on the El Porvenir exploration program in 2025, including the drilling program and geological activities. We have budgeted US$4.2 million for 2026 activities, and we expect to drill 18.5 km in 2026.

Operations and infrastructure

The El Porvenir mine site consists of an underground mine, tailings pond, waste rock stockpiles, a process facility with associated laboratory and maintenance facilities and maintenance buildings for underground and surface equipment. The treatment plant current capacity is approximately 2.4 Mtpy. Facilities and structures include a warehouse, office, change house facilities, main shaft, ventilation shaft, backfill plant, explosives storage area, hydroelectric power generation, power lines and substation, fuel storage tanks, a warehouse and laydown area and a permanent accommodation camp.

El Porvenir is connected to the SEIN, and the power supply to the operation is provided by a 50 kV transmission line that comes from the Milpo Substation, which is connected to the Paragsha II Substation through a 138 kV line (this transmission line provides energy to the entire Cerro Pasco Complex). These power lines are used to deliver power to various locations to support activities during operation of the mine. Additionally, there are three groups of diesel generators (1.25 MW each) as back-up in place.

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

In 2025, we spent US$87.1 million on sustaining capital expenditures for this property, primarily associated with mine development, TSF (Phase I of the integration project partially included), equipment replacement and other major infrastructure.

Production

The El Porvenir mine is in the production stage and has a treatment plant capacity of 6,700 tonnes of ore per day. The table below summarizes the El Porvenir mine’s concentrate production, metal contained in concentrates produced, average grades, cash costs and non-expansion capital expenditures for the periods indicated. for the periods indicated. Production in 2025 was higher than 2024 mainly due to improved average grades.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	2,157,549	2,205,478	2,220,011
Average ore grade
Zinc (%)	2.79	2.61	2.86
Copper (%)	0.17	0.14	0.16
Lead (%)	1.37	1.44	1.37
Silver (ounces per tonne)	2.40	2.50	2.34
Gold (ounces per tonne)	0.009	0.010	0.011
Metal contained in concentrate production
Zinc (in tonnes)	53,064	50,637	55,825
Copper (in tonnes)	372	292	355
Lead (in tonnes)	25,248	26,805	24,937
Silver (in oz)	4,404,451	4,641,676	4,270,463
Gold (in oz)	7,693	7,974	8,696
Cash Cost, net of by-product credits (in US$/t)	(1,080.4)	185.4	630.6
Cash Cost, net of by-product credits (in US$/lb)	(0.49)	0.08	0.29
Non-Expansion Capital Expenditures (in millions of US$)	87.5	77.3	68.6

Mineral Reserves and Mineral Resources

The El Porvenir Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from the El Porvenir mine.

El Porvenir – Year End Mineral Reserves as of December 31, 2025 (on an 83.55% attributable ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	3.61	4.35	0.27	69.3	1.06	0.16	157.1	9.8	8,039	38.4	18.7
Probable	9.92	4.16	0.26	64.8	0.96	0.20	412.7	25.3	20,666	95.3	64.2
Total	13.52	4.21	0.26	66.0	0.99	0.19	569.8	35.1	28,704	133.7	83.0

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Mining Operations

El Porvenir – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis) (1) (2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	4.32	4.35	0.27	69.3	1.06	0.16	188.0	11.8	9,622	45.9	22.4
Probable	11.87	4.16	0.26	64.8	0.96	0.20	494.0	30.3	24,734	114.0	76.9
Total	16.19	4.21	0.26	66.0	0.99	0.19	682.0	42.1	34,356	160.0	99.3

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

The El Porvenir Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. Mining methods used are Cut-and-Fill (“C&F”) mining, using unconsolidated rock fill and hydraulic backfill, and Sublevel Stope (“SLS”) using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery, and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining, and sales charges. A minimum mining width of 5.0 m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported to be inclusive of extraction losses and dilution. Mineral Reserves were estimated at a NSR cut-off values ranging from US$72.91/t to US$74.76/t for SLS areas, and US$74.04/t to US$75.89/t for C&F areas depending on the zone. A number of incremental material (with values between US$46.22/t and US$48.07/t for SLS and values between US$47.35/t and US$49.20/t for C&F mining) was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz; and gold: US$2,464.12/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.26% for Zn, 15.62% for Cu, 79.36% for Pb, 62.92% for Ag, and 30.19% for Au. The current LOM production plan continues to 2036.

El Porvenir – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on an 83.55% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.19	5.5	16.6	11.8	1.3	15.7	(345)	(4.1)	(5.8)	(13.2)	-	-
Probable	0.61	6.6	25.6	6.6	3.5	16.0	(545)	(2.6)	(10.9)	(10.3)	-	-
Total	0.80	6.3	42.2	8.0	4.8	15.9	(891)	(3.0)	(16.8)	(11.2)	-	-

Mining Operations

El Porvenir – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.22	5.5	19.8	11.8	1.6	15.7	(414)	(4.1)	(7.0)	(13.2)	-	-
Probable	0.73	6.6	30.6	6.6	4.2	16.0	(653)	(2.6)	(13.1)	(10.3)	-	-
Total	0.96	6.3	50.5	8.0	5.8	15.9	(1,066)	(3.0)	(20.1)	(11.2)	-	-

In comparison to 2024, El Porvenir’s Mineral Reserves increased by 6.3% in mass and increased by 8.0% in zinc content (kt). The increase in mass was mainly due to mineral resources conversion drilling. Mineral Reserve depletion during 2025 accounted for 2.2Mt containing 61.9kt of zinc.

El Porvenir – Year End Mineral Resources as of December 31, 2025 (on an 83.55% Attributable ownership basis) (1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.54	3.17	0.28	43.9	0.63	0.12	17.1	1.5	764	3.4	2.1
Indicated	2.42	3.21	0.24	51.8	0.77	0.15	77.6	5.9	4,023	18.5	11.7
Total	2.96	3.20	0.25	50.3	0.74	0.15	94.7	7.4	4,787	21.9	13.9
Inferred	17.12	3.69	0.22	83.8	1.24	0.30	632.0	37.5	46,141	211.9	167.5

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

El Porvenir – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis) (1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.65	3.17	0.28	43.9	0.63	0.12	20.5	1.8	914	4.1	2.5
Indicated	2.89	3.21	0.24	51.8	0.77	0.15	92.9	7.1	4,815	22.1	14.1
Total	3.54	3.20	0.25	50.3	0.74	0.15	113.4	8.9	5,729	26.2	16.6
Inferred	20.49	3.69	0.22	83.8	1.24	0.30	756.5	44.9	55,225	253.6	200.4

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Resources in this table is mill feed materials.

The El Porvenir Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 1.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values ranging from US$72.91/t to US$74.76/t for SLS areas and US$74.04/t to US$75.89/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56 /lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz; and gold: US$ 2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.26% for Zn, 15.62% for Cu, 79.36% for Pb, 62.92% for Ag, and 30.19% for Au.

Mining Operations

El Porvenir – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on an 83.55% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.14)	(20.7)	(4.2)	(19.6)	(0.1)	(8.3)	(457)	(37.4)	(3.2)	(48.2)	2.1	100.0
Indicated	(0.96)	(28.5)	(30.2)	(28.0)	(0.7)	(0.1)	(2,458)	(37.9)	(12.6)	(40.5)	11.7	100.0
Total	(1.10)	(27.2)	(34.4)	(26.6)	(0.8)	(0.1)	(2,914)	(37.8)	(15.8)	(41.9)	13.9	100.0
Inferred	4.20	32.5	158.1	33.4	8.6	0.3	12,262	36.2	40.2	23.4	167.5	100.0

El Porvenir – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.17)	(20.7)	(5.0)	(19.6)	(0.2)	(8.3)	(547)	(37.4)	(3.8)	(48.2)	2.5	100.0
Indicated	(1.15)	(28.5)	(36.2)	(28.0)	(0.8)	(0.1)	(2,942)	(37.9)	(15.1)	(40.5)	14.1	100.0
Total	(1.32)	(27.2)	(41.2)	(26.6)	(1.0)	(0.1)	(3,488)	(37.8)	(18.9)	(41.9)	16.6	100.0
Inferred	5.02	32.5	189.2	33.4	10.2	0.3	14,676	36.2	48.1	23.4	200.4	100.0

In comparison to 2024, El Porvenir’s Inferred Mineral Resources increased by 32.5% in mass and increased by 33.4% in zinc content (kt), mainly due to exploration brownfield drilling. In comparison to 2024, El Porvenir’s Measured and Indicated Mineral Resources decreased by 27.2% in mass and by 26.6% in zinc content (kt), mainly due to conversion to Mineral Reserves.

For additional information, see the “Technical Report Summary on the Cerro Pasco Complex Integration,” incorporated by reference as Exhibit 15.2 to this annual report.

Atacocha

Location and means of access

Atacocha is a polymetallic underground and open pit mine (located in the Cerro Paso Complex) in the district of San Francisco de Asís de Yarusyacán, in the province of Pasco, Peru. The property is located at approximate coordinates of 367160m E, 8,830,400m N, using the UTM WGS84 datum, Z18S and approximately 4,050 meters above sea level.

Mining Operations

History

The Atacocha mine began its operation as small-scale artisanal mine in 1936. We have been investing in the mine since then and, in 2012, production reached its current capacity of 4,600 tonnes per day. In 2014, we commenced the Integration Project with the El Porvenir mine, as described above in “Information on the Company—Mining operations—Cerro Pasco Complex—Integration Project.” Atacocha’s underground operations have been suspended since 2020 and remain under care and maintenance. In the fourth quarter of 2024, our Board of Directors, through the Finance Committee approved the first phase of the Integration Project – the tailings pumping and piping system, following the recommendation from the SCP Committee. Constructions began in 2025, and the timeline remains on track, with commissioning expected by the end of 2026.

Title, leases and options

The Atacocha mine is operated by Nexa Resources Atacocha S.A.A., a subsidiary of Nexa Peru.

The Atacocha mine has a total of 147 concessions covering approximately 2,872.5 hectares, as well as a beneficiation concession, “Chicrin N° 2.” With respect to the surface property at the Atacocha mine, there is a mining site of 1,343.0 hectares, where the mining concession is located, as well as additional surface property where tailings dams/ponds, camps sites and other ancillary infrastructure are located. There are royalties payable in respect of mining operations at the Atacocha mine for the mining concessions held by Nexa Resources Atacocha S.A.A. For more information, see “Information on the Company—Regulatory matters—Peruvian regulatory framework—Royalties and other taxes on mining activities.”

The Atacocha mine holds a number of permits in support of the current operations. The permits are Directorial Resolutions issued by the Peruvian authorities upon approval of mining environmental management instruments filed by the mining companies. Nexa Peru maintains an up-to-date record of the legal permits obtained to date.

Mineralization and Exploration

The Atacocha deposit contains skarn, replacement, or hydrothermal vein/breccia type of mineralization. Skarn mineralization, generally associated with the Santa Bárbara stock or San Gerardo stock, formed first, and was followed by the hydrothermal mineralization. Skarn zones developed within the Pucara Group sediments around the Santa Bárbara stock are associated with Zn, Pb, Ag, and Bi. Replacement mineralization, together with hydrothermal veins and polymictic breccias containing Ag, Pb, Zn mineral assemblages, occurs between the San Gerardo stock and Fault 1.

In 2025, we spent approximately US$0.3 million on the Atacocha brownfield program for exploration maintenance. We have budgeted US$0.3 million for maintenance in 2026.

Operations and infrastructure

Atacocha operates two mines: the Atacocha underground mine and the San Gerardo open pit mine. The underground mine is currently suspended due to our efforts to reduce costs and improve our operational efficiency and remains under care and maintenance. However, mining continues in the San Gerardo open pit mine. Both mining operations feed the Atacocha processing plant. The treatment plant current capacity is approximately 1.6 Mtpy.

As part of the Pasco Complex, the electrical power supply for the Atacocha mine is also provided by a 138 kV line that comes from the Paragsha II Substation, which later connects to the Chicrin Substation and a 50 kV transmission line. This structure is used to deliver power to various locations to support activities during operation of the mine.

In 2025, we spent US$15.5 million on sustaining capital expenditures for this property, primarily associated with TSF (Phase I of the integration project included), equipment replacement and other major infrastructure.

Mining Operations

Production

The Atacocha mine has a treatment plant capacity of 4,600 tonnes of ore per day. The table below summarizes the Atacocha mine’s concentrate production, metal contained in concentrates produced, average grades, cash costs and non-expansion capital expenditures for the periods indicated. Production in 2025 was higher than in 2024 due to higher average grades and improved metal recoveries.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	1,452,855	1,511,875	1,397,192
Average ore grade
Zinc (%)	1.00	0.90	0.77
Lead (%)	1.09	0.95	0.93
Silver (ounces per tonne)	0.97	1.03	1.21
Gold (ounces per tonne)	0.012	0.011	0.010
Metal contained in concentrate production
Zinc (in tonnes)	11,877	10,404	8,193
Lead (in tonnes)	13,734	12,295	11,116
Silver (in oz)	1,176,084	1,212,952	1,399,681
Gold (in oz)	10,250	9,113	7,559
Cash cost, net of by-product credits (in US$/t)	(4,167.5)	(1,431.2)	(959.7)
Cash cost, net of by-product credits (in US$/lb)	(1.89)	(0.65)	(0.44)
Non-Expansion Capital Expenditures (in millions of US$)	15.7	13.1	16.2

Mineral Reserves and Mineral Resources (Atacocha Underground)

The Atacocha Underground Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from the Atacocha Underground mine.

Atacocha Underground – Year End Mineral Reserves as of December 31, 2025 (on an 83.01% attributable ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.65	3.70	0.33	81.2	1.44	-	60.9	5.4	4,297	23.7	-
Probable	3.89	4.24	0.45	75.6	1.24	-	164.7	17.5	9,441	48.2	-
Total	5.53	4.08	0.41	77.2	1.30	-	225.7	22.9	13,738	71.9	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Atacocha Underground – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis)(1) (2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.98	3.70	0.33	81.2	1.44	-	73.4	6.5	5,176	28.6	-
Probable	4.68	4.24	0.45	75.6	1.24	-	198.5	21.1	11,374	58.0	-
Total	6.66	4.08	0.41	77.2	1.30	-	271.8	27.6	16,550	86.6	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Mining Operations

The Atacocha Underground Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. Mining methods used are C&F mining, using unconsolidated rock fill and hydraulic backfill, and SLS using unconsolidated rock fill. NSR values were calculated using mineral reserve metal prices, metallurgical recovery, and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining, and sales charges. A minimum mining width of 5.0m for C&F mining and 4.0 m for SLS mining were used for reserves shapes and development design and are reported inclusive of extraction losses and dilution. The Mineral Reserves were estimated at a NSR cut-off of US$77.60/t for SLS areas, and US$78.77/t for C&F areas depending on the zone. A number of incremental material (with values between US$50.91/t and US$77.60/t for SLS and values between US$52.08/t and US$78.77/t for C&F mining) was included in the estimate. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.20% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag. The current LOM production plan begins in 2029 and continues to 2036.

Atacocha Underground – Net Difference in Mineral Reserves between December 31, 2025 (on an 83.01% attributable ownership basis), versus December 31, 2024 (on an 81.78% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.18	12.5	3.2	5.6	0.6	12.7	243	6.0	0.9	4.1	-	-
Probable	0.55	16.4	13.4	8.8	3.3	23.0	1,225	14.9	5.7	13.5	-	-
Total	0.73	15.2	16.6	7.9	3.9	20.4	1,469	12.0	6.7	10.2	-	-

Atacocha Underground – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	0.19	10.9	2.8	4.0	0.6	11.0	220	4.4	0.7	2.5	-	-
Probable	0.60	14.7	13.4	7.2	3.7	21.1	1,327	13.2	6.1	11.8	-	-
Total	0.79	13.5	16.2	6.3	4.3	18.6	1,547	10.3	6.9	8.6	-	-

In comparison to 2024, Atacocha’s Underground Mineral Reserves increased by 13.5% and increased by 6.3% in zinc content (kt), mainly due to the metal price update.

Mining Operations

Atacocha Underground – Year End Mineral Resources as of December 31, 2025 (on an 83.01% attributable ownership basis) (1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.75	2.99	0.27	48.3	0.78	-	22.5	2.0	1,165	5.8	-
Indicated	1.82	3.25	0.33	51.6	0.90	-	59.1	6.0	3,016	16.3	-
Total	2.57	3.17	0.31	50.6	0.86	-	81.6	8.0	4,181	22.1	-
Inferred	7.10	4.12	0.58	79.8	1.21	-	292.3	41.2	18,201	85.8	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	Numbers may not add due to rounding.
5.	The point of reference for Mineral Resources in this table is mill feed materials.

Atacocha Underground – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis)(1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.90	2.99	0.27	48.3	0.78	-	27.0	2.4	1,404	7.0	-
Indicated	2.19	3.25	0.33	51.6	0.90	-	71.2	7.3	3,633	19.6	-
Total	3.10	3.17	0.31	50.6	0.86	-	98.2	9.7	5,037	26.7	-
Inferred	8.55	4.12	0.58	79.8	1.21	-	352.2	49.6	21,926	103.3	-

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

The Atacocha Underground Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground mapping, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported using all the material within resource shapes generated in DSO software, satisfying minimum mining width of 4.0 m in areas with C&F stopes shapes and 3.0 m for SLS stopes. The Mineral Resources are estimated at a NSR cut-off grade values of US$77.60/t for SLS areas and US$78.77/t for C&F areas depending on the zone. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 89.20% for Zn, 15.73% for Cu, 80.02% for Pb, and 62.92% for Ag.

Mining Operations

Atacocha Underground – Net Difference in Mineral Resources between December 31, 2025 (on an 83.01% attributable ownership basis), versus December 31, 2024 (on an 81.78% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.16)	(18.0)	(8.1)	(26.6)	(0.5)	(19.8)	(466)	(28.6)	(3.1)	(34.7)	-	-
Indicated	(0.31)	(14.4)	(8.4)	(12.5)	(1.9)	(0.2)	(761)	(20.1)	(3.3)	(16.8)	-	-
Total	(0.47)	(15.5)	(16.6)	(16.9)	(2.3)	(0.2)	(1,227)	(22.7)	(6.4)	(22.4)	-	-
Inferred	0.34	5.0	20.6	7.6	4.0	0.1	1,546	9.3	4.9	6.1	-	-

Atacocha Underground – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.22)	(19.2)	(10.3)	(27.6)	(0.6)	(21.0)	(591)	(29.6)	(3.9)	(35.7)	-	-
Indicated	(0.41)	(15.6)	(11.4)	(13.8)	(2.4)	(0.2)	(985)	(21.3)	(4.3)	(18.0)	-	-
Total	(0.62)	(16.7)	(21.7)	(18.1)	(3.0)	(0.2)	(1,576)	(23.8)	(8.2)	(23.6)	-	-
Inferred	0.28	3.4	20.0	6.0	4.1	0.1	1,561	7.7	4.5	4.5	-	-

In comparison to 2024 based on a 100% ownership basis, Atacocha’s Underground Inferred Mineral Resources increased by 3.4% in mass and by 6.0% in zinc content (kt), mainly due to metal prices update. In comparison to 2024 based on a 100% ownership basis, Atacocha’s Underground Measured and Indicated Mineral Resources decreased by 16.7% in mass and by 18.1% in zinc content (kt), mainly due to conversion to Mineral Reserves.

For additional information, see the “Technical Report Summary on the Cerro Pasco Complex Integration,” incorporated by reference as Exhibit 15.2 to this annual report.

Mineral Reserves and Mineral Resources (Atacocha Open Pit)

The Atacocha Open Pit Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from the Atacocha Open Pit mine.

Atacocha Open Pit – Year End Mineral Reserves as of December 31, 2025 (on an 83.01% attributable ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.10	1.17	-	37.4	1.21	0.17	12.9	-	1,330	13.4	6.1
Probable	1.35	1.19	-	33.0	1.21	0.22	16.1	-	1,426	16.3	9.4
Total	2.45	1.18	-	35.0	1.21	0.20	29.0	-	2,756	29.7	15.5

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Mining Operations

Atacocha Open Pit – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis) (1) (2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	1.33	1.17	-	37.4	1.21	0.17	15.6	-	1,602	16.2	7.3
Probable	1.62	1.19	-	33.0	1.21	0.22	19.4	-	1,718	19.6	11.3
Total	2.95	1.18	-	35.0	1.21	0.20	34.9	-	3,320	35.7	18.7

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Renzo Suarez, B.Eng., MAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

The Atacocha Open Pit Mineral Reserves estimates in the table above were prepared using DSO software, mine design and scheduling software. NSR values were calculated using mineral reserve metal prices, metallurgical recovery, and consideration of smelter terms, including revenue from payable metals, price participation, penalties, smelter losses, transportation, treatment, refining, and sales charges. The Mineral Reserves were estimated at a NSR cut-off values of US$22.91/t. A number of incremental material (with values between US$16.54/t and US$22.91/t was included in the estimates. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz; and gold: US$2,464.12/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grade are 70.44% for Zn, 84.03% for Pb, 75.76% for Ag, and 65.46% for gold. The current LOM production plan continues to 2028.

Atacocha Open Pit – Net Difference in Mineral Reserves between December 31, 2025 (on an 83.01% attributable ownership basis) versus December 31, 2024 (on an 81.78% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.07)	(6.1)	0.3	2.1	-	-	(140)	(9.5)	(0.3)	(2.5)	(0.6)	(9.4)
Probable	(0.47)	(25.8)	(1.5)	(8.7)	-	-	(517)	(26.6)	(4.7)	(22.3)	(3.6)	(27.6)
Total	(0.54)	(18.1)	(1.3)	(4.2)	-	-	(657)	(19.3)	(5.0)	(14.4)	(4.2)	(21.4)

Atacocha Open Pit – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.11)	(7.5)	0.1	0.6	-	-	(195)	(10.8)	(0.7)	(3.9)	(0.9)	(10.8)
Probable	(0.60)	(26.9)	(2.2)	(10.1)	-	-	(658)	(27.7)	(6.0)	(23.4)	(4.6)	(28.7)
Total	(0.71)	(19.3)	(2.1)	(5.6)	-	-	(853)	(20.4)	(6.7)	(15.7)	(5.4)	(22.6)

In comparison to 2024, Atacocha’s Open Pit Mineral Reserves decreased by 19.3% in mass and decreased by 5.6% in zinc content (kt), mainly due to mine depletion. Mineral Reserve depletion during 2025 accounted for 1.5Mt containing 14.4kt of zinc.

Mining Operations

Atacocha Open Pit – Year End Mineral Resources as of December 31, 2025 (on an 83.01% Attributable ownership basis) (1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	1.66	1.11	-	28.8	0.78	0.16	18.5	-	1,542	13.0	8.8
Indicated	3.57	0.96	-	27.8	0.87	0.20	34.2	-	3,185	31.0	22.5
Total	5.23	1.01	-	28.1	0.84	0.19	52.7	-	4,727	44.0	31.3
Inferred	1.24	1.07	-	25.0	0.89	0.18	13.3	-	994	11.1	7.2

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

Atacocha Open Pit – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis) (1) (2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	2.00	1.11	-	28.8	0.78	0.16	22.3	-	1,857	15.6	10.6
Indicated	4.30	0.96	-	27.8	0.87	0.20	41.1	-	3,837	37.4	27.1
Total	6.30	1.01	-	28.1	0.84	0.19	63.5	-	5,694	53.0	37.7
Inferred	1.49	1.07	-	25.0	0.89	0.18	16.0	-	1,197	13.3	8.7

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is Jerry Huaman Abalos, B.Geo., MAusIMM CP(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

The Atacocha Open Pit Mineral Resources estimates in the table above were completed using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, underground and open pit mapping, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to 2.0 m lengths. Wireframes were filled with blocks and sub-celling at wireframe boundaries. Blocks were interpolated with grade using the OK and ID3 interpolation algorithms. Block estimates were validated using industry standard validation techniques. Classification of blocks used distance-based and mineralization continuity criteria. Mineral Resources are reported within resources open pit shell. The Mineral Resources are estimated at a NSR cut-off grade values of US$22.91/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); lead: US$2,258.06/t (US$1.02/lb); gold: US$2,833.74/oz and silver: US$33.48/oz. Metallurgical recoveries are accounted for in NSR calculations based on historical processing data and are variable as a function of head grade. Recoveries at LOM average head grades are 70.44% for Zn, 84.03% for Pb, 75.76% for Ag, and 65.46% for Au.

Mining Operations

Atacocha Open Pit – Net Difference in Mineral Resources between December 31, 2025 (on an 83.01% attributable ownership basis), versus December 31, 2024 (on an 81.78% attributable ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.06	3.5	(0.9)	(4.5)	-	-	20	1.3	(0.3)	(2.1)	(0.3)	(3.6)
Indicated	0.07	1.9	(0.6)	(1.7)	-	-	(19)	(0.6)	0.6	2.1	(3.3)	(12.7)
Total	0.12	2.4	(1.5)	(2.7)	-	-	1	0.0	0.4	0.8	(3.6)	(10.3)
Inferred	(0.27)	(17.8)	(6.7)	(33.5)	-	-	(520)	(34.3)	(5.7)	(34.1)	(2.6)	(26.3)

Atacocha Open Pit – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	0.04	1.9	(1.4)	(6.0)	-	-	(03)	(0.2)	(0.6)	(3.6)	(0.6)	(5.0)
Indicated	0.02	0.4	(1.3)	(3.1)	-	-	(81)	(2.1)	0.2	0.6	(4.4)	(14.0)
Total	0.05	0.9	(2.7)	(4.2)	-	-	(84)	(1.5)	(0.4)	(0.7)	(5.0)	(11.7)
Inferred	(0.35)	(19.1)	(8.4)	(34.5)	-	-	(654)	(35.3)	(7.2)	(35.1)	(3.3)	(27.4)

In comparison to 2024 based on a 100% ownership basis, Atacocha’s Open Pit Inferred Mineral Resources decreased by 19.1% in mass and decreased by 34.5% in zinc content (kt), mainly due to conversion to Mineral Reserves. In comparison to 2024 based on a 100% ownership basis, Atacocha’s Open Pit Measured and Indicated Mineral Resources increased by 0.9% in mass and decreased by 4.2% in zinc content (kt), mainly due to the metal price update.

For additional information, see the “Technical Report Summary on the Cerro Pasco Complex Integration,” incorporated by reference as Exhibit 15.2 to this annual report.

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

The town of Aripuanã is also serviced by a paved airstrip suitable for light aircraft. There are daily commercial flights connecting Cuiabá and Aripuanã, with an approximate flight time of three hours, which is the primary mode of air access to the site. Chartered flights are rarely used, given the availability and reliability of regular commercial service.

History

Aripuanã is an underground polymetallic mine containing zinc, lead, copper, silver and gold, located in the state of Mato Grosso, Brazil. The project originated in 2000 as a joint venture, with Nexa Brazil joining in 2004 and subsequently, through a series of transactions between 2007 and 2019, becoming the sole owner of the Aripuanã mine.

Since 2020, we have taken several strategic actions to support the mine's development and operations. We reached an agreement with artisanal miners and government authorities to designate a specific area for artisanal mining activities, though non-compliance could adversely affect our operations. Between 2021 and 2022, we acquired approximately 2,017 hectares of land adjacent to the mine to meet Rural Environmental Registration (CAR) requirements for native vegetation preservation, with the CAR approval still pending as of this filing.

Mining Operations

In January 2022, we entered into a five-year offtake agreement to sell 100% of Aripuanã’s copper concentrate production (up to 30,810 tonnes) during the offtake period to an international third party, the offtaker, which was amended in September 2023 to provide flexibility on delivery schedules. The offtake agreement was structured to completely extinguish a previous existing future royalty obligation that we had with the offtaker. Additionally, we opted to designate the entire offtake agreement voluntarily and irrevocably at fair value through profit and loss within the scope of IFRS 9 rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated loss of US$49.3 million in the income statement for the period ended on December 31, 2025. For further details on the offtake agreement, see Note 16(v) to our consolidated financial statements.

Ramp-up activities at the Aripuanã mine started in July 2022 and were completed in June 2024. For further information, see below “Project implementation.”

Titles, leases and options

The mine holds one mining concession in the core area that has a total area of 3,639.9 hectares, two mining concession applications totaling 1,368.5 hectares, one right to apply for mining concession with 1,000.0 hectares and eight exploration authorizations totaling 30,845.7 hectares.

The Aripuanã mine holds surface rights sufficient to support the future operations. There is sufficient suitable land available within the mineral rights held by us for tailings disposal, mine waste disposal, and installations such as the process plant and related mine infrastructure.

The Aripuanã mine holds several permits and licenses supporting its current operations. The operating license is valid until December 20, 2027.

Mineralization and Exploration

The Aripuanã region contains polymetallic VMS deposits with zinc, lead and copper, as well as small amounts of silver and gold, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

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

The Mineral Exploration brownfield program in 2025 was focused on Massaranduba, aiming to identify new mineralized zones in Aripuanã geological district.

In 2025, we spent a total of US$3.8 million on the Aripuanã exploration program, including exploratory drilling, program, geological activities and geochemistry. In 2025, we drilled in Massaranduba 9.3 km of diamond drilling in 27 drill holes. For 2026, we expect to invest US$2.3 million in Aripuanã brownfield program, including TITAN geophysical survey to support target definition for future exploration programs.

Mining Operations

Project implementation

Completion of the Aripuanã beneficiation plant was achieved in the first quarter of 2022, with commissioning finalized in the second quarter. Ramp-up activities commenced in July 2022, and milling capacity utilization reached 53% by the end of the fourth quarter. The first market-specification concentrate sales occurred in the fourth quarter of 2022, with ramp-up continuing through 2023.

Throughout 2023, ramp-up activities continued, with the plant utilization capacity averaging between 56-66% of nameplate capacity, per quarter, impacted by design limitations in the flotation pumping system, tailings filtration constraints, and heavy rainfall. Initial mine backfill tests were conducted between January and February. Underground activities were focused on developing and preparing new mining areas. In March 2023, the plant was temporarily halted for upgrades and improvements, including resizing the pumping system, upgrading processing and water treatment facilities, and enhancing resilience during the rainy season, with operational focus on stability, metallurgical recovery, and concentrate quality.

The ramp-up phase was concluded in June 2024, marking Aripuanã’s transition to a fully operational mine. In the fourth quarter of 2024, average capacity utilization reached 67%, reflecting the impact of maintenance activities, tailings filter constraints, and rainfall levels 20% higher than the previous year. Despite significant capacity increases since production start-up, challenges persisted due to current tailings filtration limitations. To address these bottlenecks, a fourth tailings filter was acquired.

In 2025, Aripuanã consolidated its operational performance, achieving 76% of average utilization capacity in the fourth quarter, showing consistent improvement in key indicators. The first half of the year was marked by above-average rainfall, impacting operational stability and tailings filtration capacity. Gradual recovery was observed beginning on the second quarter, with increased throughput and operational reliability, achieving its record quarterly zinc production by the end of the year, reflecting greater stability and process efficiency, as well as progress on the installation of the fourth tailings filter, which arrived at the mine site in November and its installation is expected to be concluded in April 2026, remaining on track for commissioning in the first half of 2026.

Once the 4th tailings filter is up-and-running, we expect it to enhance utilization capacity, ensuring optimal performance, in line with our commitment to operational excellence. During this period, the operational focus remained on reaching full tailings filtration circuit capacity, cost reductions, and maximizing metallurgical recovery, with further capacity and resilience gains expected following the commissioning of the new tailings filter. While capacity significantly increased since production startup, challenges persist due to current constraints, as we continue to focus on improving operational performance, with a particular focus on the tailings filter circuit. We expect to achieve full operational capacity in the second half of 2026. Aripuanã is expected to be one of the primary drivers of the anticipated 6.1% increase in consolidated zinc production in 2026.

Operations and infrastructure

The Aripuanã operation consists of two fully mechanized underground mines, the Arex Mine and Link Mine, which have been in operation since 2019. These mines use rubber-tired diesel equipment for development and production activities. The treatment plant current capacity is approximately 2.2 Mtpy. Access to the mine is through one portal for Arex and one portal for Link. Production drilling operations have been conducted by company personnel using various drilling machines throughout the history of the Aripuanã mine.

All infrastructure required for the current mining and processing operations has been constructed and is operational. This includes the underground mines, access roads, power lines, water pipelines, offices and warehouses, a processing plant/concentrator, conveyor systems, waste rock facilities, temporary ore stockpiles, paste-fill plants, and tailings storage facilities.

The Aripuanã mine is connected to the main grid at 230 kV, with energy measurement and billing conducted at SE Dardanelos, 20 km away, using a 69 kV line to the unit. Power distribution occurs at 13.8 kV, and the unit is equipped with a 25/31 MW transformer. Currently, the contracted power demand with Energisa S.A. is 18.3 MW during peak hours and 23 MW during off-peak hours. Additionally, there are five 750 kVA diesel generators in place.

Mining Operations

In 2025, we spent US$68.8 million on sustaining capital expenditures for this property, primarily associated with mine development, equipment replacement, and other major infrastructure projects (including investments related to the fourth tailings filter).

Production

The Aripuanã mine concluded its ramp-up phase by the end of the first half of 2024 and has a treatment plant with a nominal design processing capacity of approximately 6,300 tonnes of ore per day. The table below summarizes the Aripuanã mine’s concentrate production, metal contained in concentrates produced, average grades, cash costs and non-expansion capital expenditures for the periods indicated. Production in 2025 was higher than in 2024 mainly due to improved metal recoveries.

	For the Year Ended December 31,
	2025	2024	2023
Treatment ore (in tonnes)	1,447,607	1,475,566	1,311,430
Average ore grade
Zinc (%)	3.23	3.23	3.31
Copper (%)	0.58	0.56	0.68
Lead (%)	1.09	1.12	1.05
Silver (ounces per tonne)	1.00	1.17	0.96
Gold (ounces per tonne)	0.016	0.017	0.015
Metal contained in concentrate production
Zinc (in tonnes)	35,165	31,613	22,099
Copper (in tonnes)	5,943	5,519	4,443
Lead (in tonnes)	12,988	13,062	6,331
Silver (in oz)	957,709	1,101,313	513,916
Gold (in oz)	16,237	14,037	7,954
Cash Cost, net of by-product credits (in US$/t)	207	-	-
Cash Cost, net of by-product credits (in US$/lb)	0.09	-	-
Non-Expansion Capital Expenditures (in millions of US$)	69.0	42.7	60.1

Mineral Reserves and Mineral Resources

The Aripuanã Mineral Reserves and Mineral Resources estimates are based on the definitions for Mineral Reserves and Mineral Resources in SK-1300 and the tables below are based on costs and modifying factors from the Aripuanã mine.

Aripuanã – Year End Mineral Reserves as of December 31, 2025 (on a 100% ownership basis) (1)(2)(3)

		Grade(4)					Contained Metal(4)
Class	Tonnage (4)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Proven	5.67	3.59	0.16	31.1	1.28	0.23	203.5	9.3	5,672	72.8	41.0
Probable	28.41	4.24	0.10	38.5	1.63	0.18	1,205.4	29.1	35,166	463.2	163.4
Total	34.08	4.13	0.11	37.3	1.57	0.19	1,408.9	38.4	40,838	536.1	204.4

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Reserves, which also are consistent with the CIM (2014) definitions.
2.	The Qualified Person for the Mineral Reserves estimate is Cristovao Teofilo dos Santos, B.Eng., FAusIMM, our employee.
3.	The point of reference for Mineral Reserves in this table is mill feed materials.
4.	Numbers may not add due to rounding.

Mining Operations

The Aripuanã Mineral Reserves estimates are based on four main orebodies: Arex, Link and Ambrex and the two main types of mineralization in the deposit are stratabound and stringer. The main commodities produced are zinc, copper, lead, silver and gold. The dilution that has been applied is related to the selected mining method. The two main mining methods used at Aripuanã are longitudinal longhole retreat (“bench stoping”) and transverse longhole mining (vertical retreat mining, or “VRM”) with primary and secondary stope extraction. Dilution is applied on a percentage basis, with no grade applied to the diluting material. The NSR factors were determined using long-term metal price forecasts, metallurgical recoveries, transport, treatment, and refining costs. A break-even NSR cut-off value is US$63.86/t processed was estimated from forecasted operating costs and some incremental material between US$49.56/t and US$63.86/t was included. A minimum mining width of 4.0 m was used for bench stoping and 15.0 m for VRM. The long-term prices derived are in line with the consensus forecasts from banks and independent institutions. Mineral Reserves estimates are based on average long-term metal prices of zinc: US$2,999.30/t (US$1.36/lb); copper: US$9,398.60/t (US$4.26/lb); lead: US$1,963.53/t (US$0.89/lb); and silver: US$29.11/oz; and gold: US$2,464.12/oz. Recoveries at LOM average head grades are 89.89% for Zn, 84.10% for Pb, 55.62% for Cu, 68.00% for Ag, and 67.80% for Au. The current LOM production plan continues to 2041.

Aripuanã – Net Difference in Mineral Reserves between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Proven	(0.19)	(3.3)	(18.5)	(8.3)	(2.6)	(21.6)	(558)	(9.0)	(7.5)	(9.3)	(3.6)	(8.1)
Probable	1.60	5.9	(52.8)	(4.2)	(0.6)	(2.0)	(1,553)	(4.2)	(22.0)	(4.5)	(0.3)	(0.2)
Total	1.40	4.3	(71.3)	(4.8)	(3.2)	(7.6)	(2,111)	(4.9)	(29.5)	(5.2)	(3.9)	(1.9)

In comparison to 2024, Aripuanã’s Mineral Reserves increased by 4.3% in mass mainly due to metal price update and decreased by 4.8% in zinc content (kt), mainly due mine reserves depletion replaced by lower grade material and a review in geotechnical parameters. Mineral Reserve depletion during 2025 accounted for 1.5Mt containing 43.9kt of zinc.

Aripuanã – Year End Mineral Resources as of December 31, 2025 (on a 100% ownership basis) (1)(2)(3)(4)

		Grade(5)					Contained Metal(5)
Class	Tonnage (5)	Zinc	Copper	Silver	Lead	Gold	Zinc	Copper	Silver	Lead	Gold
	(Mt)	(%)	(%)	(g/t)	(%)	(g/t)	(kt)	(kt)	(koz)	(kt)	(koz)
Measured	0.39	2.59	0.29	21.1	0.83	0.37	10.1	1.1	263	3.2	4.6
Indicated	4.27	3.88	0.18	36.2	1.44	0.28	165.6	7.7	4,975	61.5	38.6
Total	4.66	3.77	0.19	34.9	1.39	0.29	175.7	8.8	5,238	64.8	43.2
Inferred	43.78	3.02	0.30	39.5	1.16	0.40	1,320.4	130.3	55,611	507.6	560.4

Notes:

1.	Subpart 1300 of Regulation S-K definitions were followed for Mineral Resources, which also are consistent with the CIM (2014) definitions.
2.	Mineral Resources are reported exclusive of those Mineral Resources that were converted to Mineral Reserves, and Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
3.	The Qualified Person for the Mineral Resources estimate is José Antonio Lopes, B.Geo., FAusIMM(Geo), our employee.
4.	The point of reference for Mineral Resources in this table is mill feed materials.
5.	Numbers may not add due to rounding.

The Mineral Resources estimates for the Aripuanã mine were completed for Babaçu, Arex, Ambrex and Link. The block models were created using Datamine and Leapfrog software. Wireframes for geology and mineralization were constructed in Leapfrog based on geology sections, assay results, lithological information, and structural data. Assays were capped to various levels based on exploratory data analysis and then composited to one-meter lengths. Blocks were interpolated with grade using the OK and ID3. Blocks estimates were validated using industry standard validation techniques. Classification of blocks was based on distance-based criteria. Potentially mineable shapes of underground mineral resources are generated using DSO software. The Mineral Resources of the Aripuanã mine are reported using a cut-off value of US$63.86/t. Mineral Resources estimates are based on average long-term metal prices of zinc: US$3,449.20/t (US$1.56/lb); copper: US$10,808.39/t (US$4.90/lb); lead: US$2,258.06/t (US$1.02/lb); silver: US$33.48/oz and gold: US$2,833.74/oz. Metallurgical recoveries are accounted for in NSR calculations based on metallurgical test work and are variable as a function of head grade and ore type. Recoveries at the LOM average head grades material are 89.89% for Zn, 84.10% for Pb, 55.62% for Cu, 68.00% for Ag, and 67.80 % for Au.

Mining Operations

Aripuanã – Net Difference in Mineral Resources between December 31, 2025, versus December 31, 2024 (on a 100% ownership basis)

			Contained Metal
Class	Tonnage		Zinc		Copper		Silver		Lead		Gold
	(Mt)%		(kt)%		(kt)%		(koz)%		(kt)%		(koz)%
Measured	(0.09)	(19.6)	(0.6)	(5.4)	(0.7)	(39.5)	(29)	(10.0)	(0.2)	(7.1)	(3.4)	(42.4)
Indicated	(0.63)	(12.8)	(1.5)	(0.9)	(1.8)	(0.2)	(311)	(5.9)	(0.0)	(0.1)	(5.9)	(13.2)
Total	(0.72)	(13.4)	(2.1)	(1.2)	(2.6)	(0.2)	(340)	(6.1)	(0.3)	(0.4)	(9.2)	(17.6)
Inferred	(0.40)	(0.9)	(75.6)	(5.4)	(7.3)	(0.1)	(2,909)	(5.0)	(26.2)	(4.9)	15.5	2.8

In comparison to 2024, Aripuanã’s Inferred Mineral Resources decreased by 0.9% in mass and by 5.4% in zinc content (kt) in 2025, mainly due to metal prices update. In comparison to 2024, Aripuanã’s Measured and Indicated Mineral Resources decreased by 13.4% in mass and by 1.2% in zinc content (kt) in 2025, mainly due to conversion to Mineral Reserves.

For additional information, see the “Technical Report Summary on the Aripuanã Zinc Project,” incorporated by reference as Exhibit 15.4 to this annual report.

Growth projects

In addition to our operating mines and smelters, a component of our business focuses on growth and exploration, which are activities associated with ascertaining the existence, location, extent, or quality of a mineral deposit. Our exploration activities encompass brownfield and greenfield projects. Brownfield projects are exploration or development projects near or within our existing operations, which can share infrastructure and management Greenfield projects are located outside the area of influence of our existing mine operations and are independently developed and managed.

Mining brownfield projects

Vazante mine deepening project and other Vazante initiatives

One of our main brownfield projects is the Vazante mine deepening project, which involves extending the mine life of Vazante. The capital expenditures related to this project in 2025 totaled US$0.6 million, and an additional US$0.3 million towards other expansion projects, focusing on the LOM extension. We expect to invest an additional US$5.3 million in 2026 for the deepening project. The Vazante mine deepening project began in 2013 and the completion of this project, which was postponed due to our capital allocation strategy and the focus on other Vazante initiatives, is now expected to be conducted in two stages, with the first stage expected to be completed in 2027 and the second in 2032.

In addition, we are conducting exploration activities below the mine’s current operating level and alongside the orebody. As part of this project, we are investing in ongoing exploration activities and infrastructure, including expansion of an underground pumping station, an increase in the capacity of the ventilation system, emergency paths, access ramps, electrical networks and substations. In 2023, we prepared the area to receive such equipment in accordance with the project’s specifications and in 2024 we completed activities in accordance with the updated project schedule. We had originally planned to conduct the civil works in 2026, however, due to the Vazante unit’s capital allocation plan, these activities were rescheduled to 2027 and are expected to be executed in parallel with the electromechanical work. These changes are not expected to impact the project’s expected completion in 2028.

Mining Operations

Cerro Pasco Complex Integration Project

The Cerro Pasco Complex Integration Project is one of our main brownfield projects, which involves the continued integration of the El Porvenir and Atacocha underground mines. The Cerro Pasco Complex Integration Project continued to advance in 2025. In 2024, our Board of Directors, through the Finance Committee approved the first phase of the project, the tailings pumping and piping system, following a recommendation from the SCP committee. Construction of Phase I began in July 2025 and continued to progress as planned. The project implemented critical technical optimizations, including adjustments in slope configurations, a redesign of tailings pipeline supports, and adoption of a modular strategy for the electrical room. On-site works achieved significant milestones, such as completing micro-pile installation for the tailings thickener, advancing slope stabilization, and initiating earthworks and civil works for the pump house and main substation. The timeline remains on track, with commissioning expected in 2026. In parallel, Phase II preparatory work continued, including technical assessments of the Picasso shaft and underground integration alternatives to determine the complex’s optimal long-term operational configuration. We submitted by year-end the two major environmental filings required by SENACE, the second modified environmental impact assessment (“MEIA”) for the El Porvenir Mining Unit and the third MEIA for the Atacocha Mining Unit, with approvals expected in the first quarter of 2027. Total capital expenditures for the Integration Project are estimated at US$148.8 million, including US$45.2 million invested through 2024 and 2025, and US$31.4 million planned for 2026 and remaining investments to be executed progressively until 2029 for Phase I and for Phase II from 2027 until 2032. For a description of the project's scope and detailed phasing, see “Information on the Company—Mining Operations—Cerro Pasco Complex—Integration Project.”

Bonsucesso

The Bonsucesso project is a greenfield underground mine project that was formerly part of the Morro Agudo complex (Ambrósia Trend). The Bonsucesso project was not included in the 2024 sale of the Morro Agudo complex. The project is located 8 km north of the Ambrósia Sul mine and approximately 60 km north of the Morro Agudo mine.

In 2025, we had no exploration activities in the Bonsucesso project, and no activities are expected for 2026.

The feasibility study was concluded in 2022 with no amount invested since. The total investments related to this project, as of December 31, 2025, totaled US$12.7 million, which includes all project studies (from the scoping study to the feasibility study) and incurred expenses related to construction and operating infrastructure.

Bonsucesso is currently inactive, with no exploration activities conducted in 2025 and none planned for 2026. We continue to evaluate the project’s risk-return profile in the context of our portfolio optimization strategy and capital allocation priorities.

Mining greenfield projects

Project Name	Current Project Status
Magistral	Under Review
Hilarión	Exploration phase
Florida Canyon Zinc	Exploration phase

We summarize below certain information, including the outlook, for each of our greenfield projects. As of the date of this annual report, none of our greenfield projects have Mineral Reserves under S-K 1300.

Magistral

The Magistral mining project is an open-pit copper-molybdenum project located in the Ancash region of Peru, approximately 450 km northeast of the capital of Lima and approximately 140 km east of the port city of Trujillo. The project comprises 36 concessions totaling 16,416.0 hectares. Nexa Peru holds a 100% interest in 15 of the 36 concessions, and the additional 21 concessions by a lease agreement with Compañía Magistral S.A.C., a company also controlled by Nexa Peru. The project is currently under review following the rejection by SENACE of a MEIA in May 2024, which resulted in a US$58.4 million impairment charge recorded in that year.

Mining Operations

In 2025, the Peruvian government formally acknowledged the MEIA rejection as a force majeure event, leading to the suspension of Nexa Peru’s obligation to fulfill its accreditable investment commitment under a contract with the Peruvian government. As of the date of this report, the deadline to fulfill its commitment remains suspended, as does the potential application of the related penalty. The unexecuted minimum investment commitment was US$323.0 million as of December 31, 2025, with a penalty exposure of US$97.0 million if the commitment is not completed by August 2028. We are currently engaged in direct negotiations with the Peruvian government to assess the impact of the force majeure event on the execution of the project and spent a total amount of approximately US$2.2 million on the project in 2025, mainly related to project maintenance, legal expenses and mineral rights.

Exploration developments

The Magistral property is near the northeastern end of the Cordillera Blanca, a region that is underlain predominantly by Cretaceous carbonate and clastic sequences. These units strike north to northwest and are folded into a series of anticlines and synclines with northwest-trending axes.

Since acquiring the Magistral project in 2011, we have initiated a comprehensive exploration program consisting of geological mapping, prospecting, and sampling, ground geophysical surveying, and diamond drilling. Geological mapping at a scale of 1:2,000 was completed in the Ancapata area and the area north-northeast of Magistral. The objective was to verify and supplement the information available from Ancash Cobre’s exploration.

No exploration drilling program was conducted since then and no exploration drilling program is scheduled for 2026.

Hilarión

The Hilarión project is located in the Ancash region of Peru, approximately 230 km north of Lima, the capital of Peru, and approximately 80 km south of the city of Huaraz and is accessible by paved road from Lima. It consists of 48 mineral concessions covering an area of approximately 9,374.0 hectares. Hilarión is a skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver, and copper deposits. Hilarión and El Padrino and other occurrences in proximity to them (Mia, Eureka and others) constitute a large mineralized system, open in several directions for a potential increase in resources, extended mine life and increased production capacity in the future. The conceptual plan for the project includes the development of an underground mine that could either use its own processing plant or use one of the several existing plants in the area, such as Pachapaqui, Huanzala and Atalaya plants.

In 2025, we spent approximately US$1.3 million on the Hilarión project, including project maintenance, geology review works and environmental obligations. We had no drilling activities at the project in 2025. In 2026, we have budgeted US$2.5 million for the Hilarión project maintenance, and we have planned approximately 4.0 km of drilling activities.

Florida Canyon Zinc

The Florida Canyon Zinc project is located in the Eastern Cordillera of Peru at the sub-Andean front in the upper Amazon River Basin, 680 km north-northeast of Lima and 245 km northeast of Chiclayo and is accessible by paved road from Lima. It is comprised of 11 contiguous mining concessions, covering approximately 8,700.0 hectares, is owned by Minera Bongará S.A. and operated by Nexa Peru, a joint venture between Nexa Peru, Solitario Exploration and Royalty Corp. and Minera Solitario Peru S.A.C. (collectively, Solitario) in existence since 2006. As of December 31, 2025, Nexa Peru owns a 61.00% interest in this joint venture, which may increase up to 70.00% upon Nexa Peru’s satisfaction of certain conditions.

Although a Preliminary Economic Assessment relating to the Florida Canyon Zinc was released in 2017, the project continues to be treated as an early-stage project.

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

In 2025, we spent approximately US$1.4 million on this project, and we have budgeted US$1.0 million for Florida Canyon project in 2026, including road maintenance, geological review, and social programs. No drilling activities are planned for 2026.

Other Greenfield exploration projects

Projects in Namibia

On May 15, 2025, we announced the sale of the Otavi Project in Namibia for a total consideration of US$3.0 million upfront and up to US$7.0 million in contingent payments, while retaining royalty rights. The closing of the transaction occurred on December 22, 2025, and the joint venture with JOGMEC was terminated. Prior to the sale, the 2025 drilling campaign at the Otavi Project completed 0.7 km of exploration drilling at the Leeulaagte target.

Namibia remains a strategic region for Nexa, with ongoing exploration in the Kalahari Copper Belt. The Kalahari Project is 100% owned by Nexa Resources and targets Cu-Ag mineralization hosted in sediments associated with the Neoproterozoic Ghanzi-Chobe Basin system. Current activities include airborne geophysical surveys, surface work, geological mapping, and target generation. We currently hold 16 Exclusive Prospective Licenses totaling 672,832.2 hectares, of which 621,083.6 hectares are in the Kalahari Copper Belt and 51,748.7 hectares in the Otavi Mountainland region.

Permits & authorizations for greenfield projects

The following table summarizes the status of the main permits and authorizations for our greenfield projects.

Project	Status
Magistral	An amendment to the EIA was rejected in 2024. All other permits are valid.
Hilarión

The most recent environmental study for the Hilarión project is the fifth modification to the Environmental Impact Statement (“EIS”), which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. The project’s EIS study is valid until 2028.

The most recent environmental study for the El Padrino project is the fourth modification to the project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. The project’s EIS study is valid until 2029.

The most recent environmental study for the Azulmina project is the modification of the EIS, which consisted of obtaining approval for new exploration platforms and revising the drilling program. The study is valid until 2028.

Florida Canyon Zinc	The most recent environmental study is the fifth modification to the Florida Canyon Project’s EIS, which consisted of obtaining approval for new exploration platforms and reviewing the drilling program. It was approved in 2023 and is valid until 2034.

Smelting Operations

Smelting operations

The table below provides an overview of our smelting facilities:

Smelting Unit	Location	Smelting Process	Principal Refined Zinc Products	Plant Capacity(1)	Metallic Zinc Production in 2025(2)	Zinc Oxide Production in 2025(3)	Other Products
Cajamarquilla	Peru	RLE(4)	Metallic zinc (SHG, CGG jumbos and alloys(5))	344,436	345,281	0	Sulfuric acid, silver concentrate, copper cement and cadmium sticks
Três Marias	Brazil	RLE	Metallic zinc (SHG, CGG jumbos, alloys and Zamac(6)) and zinc oxide	192,199	122,731	34,566	Cadmium and cobalt cement
Juiz de Fora	Brazil	Waelz Furnace and RLE	Metallic zinc (SHG, alloys and Zamac)	96,923	61,827	0	Sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate and zinc ash
Total				633,558	529,839	34,566

Notes:
(1)	In tonnes of refined zinc per year.
(2)	In tonnes of zinc metal available for sale, includes alloys.
(3)	In tonnes of zinc oxide.
(4)	Roast-Leach-Electrowinning.
(5)	Alloys are zinc-based products with the addition of up to 1.0% of a specified metal, which are primarily used in the galvanizing market. Special alloys are zinc-based products with addition of specified metals, which are primarily used in galvanizing market.
(6)	Zamac is a zinc-based product with the addition of specified metals, which are primarily used in the die casting market.

Smelter sales

We produce various types of refined zinc products. In 2025, we sold a total of 532.5 thousand tonnes of our metallic zinc line of products (including SHG, CGG, jumbos, alloys, and Zamac). In addition, we commercialized 34.5 thousand tonnes of zinc oxide at 80% standard zinc content in 2025, totaling 567.0 thousand tonnes of zinc products sold.

Cajamarquilla

The Cajamarquilla smelter is located in the district of Lurigancho/Chosica in Lima, Peru, and is accessible by road.

The Cajamarquilla smelter is currently the largest zinc smelter in Latin America (excluding Mexico) and the only zinc smelter in Latin America outside Mexico and Brazil, according to Wood Mackenzie. It uses the RLE process to produce metallic zinc. With an annual production capacity of 344.4 thousand tonnes of refined metal per year, the Cajamarquilla smelter produced 345.3 thousand tonnes of zinc metal available for sale in 2025. In recent years, Cajamarquilla developed operational efficiencies, including debottlenecking projects, which increased the production of calcine from concentrates obtained from Nexa Peru, and the use of calcine and waelz oxide processed by third parties. See “Risk factors—Operational risks—Inadequate supply of zinc secondary feed materials and zinc calcine could affect the results of our smelters.”

The Cajamarquilla smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds (also referred to as pre-treated concentrate). In 2025, the Cajamarquilla smelter consumed 369.2 thousand tonnes of zinc contained in concentrates, and secondary raw material, which consumed 37.9% of zinc contained in concentrates from our mines, 61.7% of zinc contained in concentrates from third parties and 0.4% from secondary raw material.

In 2025, we spent US$46.4 million on sustaining capital expenditures for Cajamarquilla, primarily associated with efforts on continuity of operations, including replacement and overhaul of critical equipment.

The following table shows Cajamarquilla’s processed zinc contained in concentrates, zinc recovery rate, production, sales, cash costs, and non-expansion capital expenditures for the periods indicated:

Smelting Operations

	For the Year Ended December 31,
	2025	2024	2023
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	140,057	110,983	92,827
Zinc Contained in Concentrate from Third Parties	227,730	237,953	233,425
Secondary Raw Material	1,399	7,370	14,745
Total Inputs	369,185	356,306	340,997
Zinc Recovery (%)	94.0	94.4	93.8
Zinc Production (in tonnes)
Metallic Zinc	345,281	334,078	323,059
Zinc Oxide	-	-	-
Total Zinc Production	345,281	334,078	323,059
Zinc Sales (in tonnes)
Metallic Zinc	346,418	326,980	326,386
Zinc Oxide	-	-	-
Total Zinc Sales	346,418	326,980	326,386
Cash Cost, net of by-product credits (in US$/t)	2,510.5	2,465.8	2,281.7
Cash Cost, net of by-product credits (in US$/lb)	1.14	1.12	1.03
Non-Expansion Capital Expenditures (in millions of US$)	49.1	45.6	34.5

Três Marias

The Três Marias smelter is located in the municipality of Três Marias in the state of Minas Gerais, Brazil, 253 km from the Vazante mine and is accessible by road.

The Três Marias smelter was built to treat the zinc silicate concentrates from the Vazante mine (willemite and calamine) and sulfide concentrates from Aripuanã mine, from Nexa Peru and from third-party concentrates. Currently, this smelter is integrated with the operation of the Vazante mine and it uses the RLE process to produce metallic zinc and zinc oxide. The annual production capacity of our Três Marias smelter is 192.2 thousand tonnes of refined metal per year. Production in 2025 totaled 157.3 thousand tonnes of zinc metal and oxide available for sale.

The Três Marias smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2025, the Três Marias smelter consumed 170.7 thousand tonnes of zinc contained in concentrates and secondary raw material, which consumed 81.8% of zinc contained in concentrates from our mines and 18.2% of zinc contained in concentrates from third parties.

The Três Marias smelter contains a zinc oxide production plant intended for the chemical, pneumatic, ceramic, animal feed, and fertilizer industries. In 2025, the production of zinc oxide was approximately 34.6 thousand tonnes. In zinc content, approximately 72.2% of the raw material was electrolytic zinc that originated from the melting stage. In addition, we purchased 27.8% of raw material from third parties, in the form of dross and skims, to produce zinc oxide as well as the generation of by-products.

In 2023, we advanced with the waste dry disposal system on an industrial scale, which consists of filtering the waste pulp for subsequent disposal through the dry stacking process, as waste disposal in this unit was going directly to its tailings deposit. The initiative achieved excellent results, in December 2025, filtration reached 98.7% achieving an average of 74.6% for the full-year 2025. Due to this advancement, we began the licensing process for government approval of the dry stacking disposal facility. For more information, see “Mining Operations—Tailings Disposals—Regulatory framework.” See also “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

In 2025, we spent US$19.6 million on sustaining capital expenditures for Três Marias, primarily associated with TSF expenses and replacement and overhaul of critical equipment.

The following table shows Três Marias’s processed zinc contained in concentrates, zinc recovery rate, production, sales, cash costs, and non-expansion capital expenditures for the periods indicated:

Smelting Operations

	For the Year Ended December 31,
	2025	2024	2023
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	139,538	169,901	167,726
Zinc Contained in Concentrate from Third Parties	31,038	21,680	22,430
Secondary Raw Material	82	325	1,976
Total Inputs	170,658	191,906	192,132
Zinc Recovery (%)	88.5	89.2	90.1
Zinc Production (in tonnes)
Metallic Zinc	122,731	144,096	148,354
Zinc Oxide	34,566	34,569	33,963
Total Zinc Production	157,297	178,664	182,317
Zinc Sales (in tonnes)
Metallic Zinc	122,027	146,810	147,102
Zinc Oxide	34,531	34,512	33,885
Total Zinc Sales	156,558	181,322	180,987
Cash Cost, net of by-product credits (in US$/t)	3,326.0	2,584.6	2,546.9
Cash Cost, net of by-product credits (in US$/lb)	1.51	1.17	1.16
Non-Expansion Capital Expenditures (in millions of US$)	27.0	17.6	22.2

Juiz de Fora

The Juiz de Fora smelter is located in the municipality of Juiz de Fora in the state of Minas Gerais, Brazil, and is accessible by road.

The Juiz de Fora smelter produces zinc from sulfide concentrates and secondary sources such as EAF dust, batteries, and brass oxide, and uses the RLE process to produce metallic zinc. The annual production capacity of our Juiz de Fora smelter is 96.9 thousand tonnes of refined metal per year. In 2025, Juiz de Fora produced 61.8 thousand tonnes of zinc metal available for sale. In recent years, Juiz de Fora used calcine processed by third parties in its production process.

The Juiz de Fora smelter produces zinc primarily from zinc contained in concentrates and, to a lesser extent, recycled zinc secondary feeds. In 2025, the Juiz de Fora smelter consumed 69.9 thousand tonnes of zinc contained in concentrates, and secondary raw material, which consumed 37.2% of zinc contained in concentrates from our mines, 52.6% of zinc contained in concentrates from third parties and 10.1% from secondary raw material.

In December 2024, a fire occurred in the electrostatic precipitators in the roasting plant at Juiz de Fora. The incident was promptly contained but required an emergency shutdown of the roasting circuit that constrained production throughout the first three quarters of 2025. The unit resumed planned production capacity in September 2025.

In 2025, we spent US$15.7 million on sustaining capital expenditures for Juiz de Fora, primarily associated with environmental and operational infrastructure, replacement and major overhauls of critical equipment, and automation initiatives, a portion of which is currently under reimbursement process by our insurance providers.

The following table shows Juiz de Fora’s processed zinc contained in concentrates, zinc recovery rate, production, sales, cash costs, and non-expansion capital expenditures for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
Inputs (in tonnes)
Zinc Contained in Concentrate from Our Mines	26,028	46,341	36,460
Zinc Contained in Concentrate from Third Parties	36,804	23,428	36,515
Secondary Raw Material	7,098	12,726	14,419
Total Inputs	69,930	82,495	87,394
Zinc Recovery (%)	93.2	93.9	94.0
Zinc Production (in tonnes)
Metallic Zinc	61,827	81,989	82,147
Zinc Oxide	-	-	-
Total Zinc Production	61,827	81,989	82,147
Zinc Sales (in tonnes)
Metallic Zinc	64,043	83,005	82,470
Zinc Oxide	-	-	-
Total Zinc Sales	64,043	83,005	82,470
Cash Cost, net of by-product credits (in US$/t)	3,443.5	2,701.1	2,666.3
Cash Cost, net of by-product credits (in US$/lb)	1.56	1.23	1.21
Non-Expansion Capital Expenditures (in millions of US$)	16.9	12.4	14.5

Smelting Operations

Smelting by-products

Our smelting operations generate several by-products, primarily sulfuric acid, silver concentrate, and copper cement. Sulfuric acid, the main by-product by volume, is generated from sulfur dioxide released during zinc concentrate roasting. While part of this acid is used internally, most is available for external sale. As the Três Marias smelter consumes more sulfuric acid than it produces, the Juiz de Fora smelter transfers part of its production to Três Marias. Silver concentrate is recovered at the Cajamarquilla and Juiz de Fora smelters from intermediate process streams and is sold to international traders and local customers. Copper cement is produced at the Cajamarquilla smelter during the purification stage and is sold to international traders and local customers.

The following table shows our by-products produced and sold by our smelting operations, in tonnes (except indicated otherwise), for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
Sulfuric Acid – Production
Cajamarquilla	594,124	590,063	556,297
Três Marias	75,856	90,178	83,365
Juiz de Fora	105,832	104,672	115,914
Total Production	775,812	784,914	755,576
Sulfuric Acid – Sales (1)
Cajamarquilla	566,279	553,428	525,445
Três Marias	877	296	0
Juiz de Fora (2)	50,170	41,363	41,586
Total Sales	617,326	595,087	567,032
Silver Concentrate – Sales (Metal Contained in Concentrate)
Cajamarquilla	1,666,203	1,583,419	1,524,130
Três Marias	-	-	-
Juiz de Fora	37,269	155,229	173,917
Total Sales (in ounces)	1,703,472	1,738,648	1,698,047
Copper Cement – Sales
Cajamarquilla	7,439	5,988	5,949
Três Marias	-	-	-
Juiz de Fora	108	0	143
Total Sales	7,547	5,988	6,091

(1)	Sales are net of internal consumption, transfers between smelters, third-party purchases, and changes in inventories.
(2)	Excluding the sulfuric acid transferred to the Três Marias smelter totaling 35,294 tonnes in 2025, and 40,610 tonnes and 50,634 tonnes in 2024 and 2023, respectively.

Tailings Disposal

Tailings disposal

Regulatory framework

In Brazil, tailings dams’ failures have triggered the issuance of new regulations. On January 25, 2019, there was a tragic failure of a tailings dam in the city of Brumadinho, in the state of Minas Gerais, Brazil. The Brumadinho dam, which belongs to Vale S.A., was originally built using the upstream method. A report by a panel of technical experts commissioned by Vale S.A. found that the tailings dam failure was the result of flow liquefaction within the tailings in the dam. Another upstream-method tailings dam in Brazil, the Fundão tailings dam owned by Samarco Mineração S.A., failed in November 2015. Each of these failures released muddy tailings downstream, flooded certain communities, caused fatalities, and resulted in extensive environmental damage to the surrounding area.

In response to tailings dam failures in Brazil, the state of Minas Gerais enacted regulations in February 2019 mandating the decommissioning of all upstream tailings dams and prohibiting construction of new dams using the upstream method, with the ANM requiring inactive upstream dams to be decommissioned by 2021 and active upstream dams by 2023, and also prohibiting construction or expansion of dams if communities are established within the self-rescue zone where timely evacuation in emergencies is not possible. Due to licensing difficulties for new dams in Minas Gerais, in February 2023 we began industrial-scale testing of dry stacking disposal technology at the Três Marias unit, achieving excellent results in 2025 by successfully filtering an average of 74.6% of the operation's material throughout the year steadily increasing from the 92.4% in 2024, with remaining residue disposed in the west 1 module of the Murici Deposit, and we began the licensing process for government approval of the dry stacking disposal facility. In 2020, Brazilian mining authorities enacted new dam-related procedures through Resolutions ANM 32/2020 and 51/2020 and Federal Law No. 14,066/2020, which established requirements for dam break studies and Emergency Action Plan ("EAP") certification, mandated EAPs for all mining dams storing tailings, and limited construction of new tailings dams if communities are in the self-rescue zone unless residents are removed or dam structures are reinforced per ANM-approved technical solutions, followed by Resolution No. 95/2022 (as amended by Resolution No. 130/2023) in 2022, which consolidated all dam safety standards and introduced the Risk Management Process for Mining Dams (“RMPMD”) for high Associated Potential Damage (“APD”) dams, with implementation of these requirements beginning in 2021.
In 2025, the ANM issued Resolution No. 220/2025, which establishes a new, consolidated regulatory framework for the safety of mining tailings dams, consolidating multiple prior regulatory instruments and replacing previous ANM resolutions on the subject. The regulation introduces a risk-based approach to dam oversight, including revised classification criteria, mandatory hypothetical dam break studies, enhanced reporting and monitoring obligations, independent periodic safety reviews, and reinforced emergency preparedness requirements. The regulation maintains the nationwide prohibition of the upstream dam construction method and imposes restrictions on the installation and operation of dams affecting designated self-rescue zones. Most provisions will become effective in August 2027 following a phased implementation period. Compliance with this regulation may require additional technical studies, operational adjustments, and ongoing regulatory compliance efforts, which could increase administrative and operating costs.

In 2022, we revised the EAP for all of our mining dams to comply with the new Brazilian regulations and the updated Terms of Reference issued in 2021. We submitted the EAPs to the relevant public authorities and published the documents on our website. In 2024, we also conducted the legally required Compliance and Operational Evaluation (COA), which verifies whether the EAPs meet regulatory requirements and are operationally feasible in an actual emergency. An external firm assessed the plans and issued the Compliance and Operability Report (COR) and the Declaration of Conformity and Operability (DCO).

On December 30, 2023, the State of Minas Gerais published State Decree No. 48,747/2023, regulating the environmental recovery policies that companies are required to have in place in the event of an accident or deactivation of a dam, pursuant to a prior state law passed in 2019. Under State Decree No. 48,747/2023, any dams that meet the requirements established under the 2019 Dam Safety Policy law must have an environmental guarantee policy in place. During the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. We complied with this requirement in September 2024. The amendment also established that mining companies must have presented 50% of the chosen guarantees by the end of 2024. The guarantee can be made by one of the following methods: (i) cash deposit; (ii) CDB; (iii) bank guarantee; or (iv) guarantee insurance. On December 27, 2024, we filed the environmental recovery proposal, contracting for 50% of the guarantee. As of December 31, 2025, we estimated that US$22.3 million would be required to cover the applicable dams under this policy. We have provided US$11.1 million in bank guarantees covering all of our structures in Minas Gerais, representing 50% of the total required guarantee. A new State Decree, enacted on December 31, 2024, established that the timeline for the remaining installments will only begin after the approval of the proposal by the environmental agency. Nexa is still awaiting this approval before proceeding with the remaining obligations.

Tailings Disposal

In 2024, a new resolution was published by the State of Minas Gerais (GMG Resolution No. 83, of the Civil Defense), in Brazil, which establishes the minimum requirements for the preparation, analysis and approval of the second section of the Dam Emergency Action Plan (PAE), following the powers of the Civil Defense of Minas Gerais, according to State Decree No. 48,078, of November 2020. This resolution aims to standardize and ensure the effectiveness of emergency measures in dams. Among the main new requirements are the implementation of geotechnical monitoring rooms, which operate 24 hours a day, 7 days a week, in addition to changes in the sounding of alert sirens.

In 2025, we implemented geotechnical monitoring rooms at the Três Marias, Juiz de Fora and Vazante units, in compliance with the new regulatory requirements. These measures reflect both industry expectations and our continued efforts to enhance dam safety, monitoring structures, and the effectiveness of emergency prevention and response actions. In Peru, the upstream method has long been an abandoned practice due to seismic concerns in the region. As of 1995, compulsory guidelines were passed prohibiting the use of such method. Subsequently, in 2014 environmental regulators, and later technical regulators, in 2015, adopted the same guidelines prohibiting construction and operation under the upstream method, allowing only the use and construction under the centerline and downstream methods. A specialized governmental agency conducts periodically inspections of tailings dam and mining infrastructure, ensuring technical and environmental regulations are complied with. In addition, mining operations must submit biannual stability studies, to which they are held liable. We follow these guidelines, and all operative tailings dams use the downstream and centerline lift methods.

In December 2023, the Peruvian government issued Supreme Decree No. 034-2023-EM which amended the Occupational Health and Safety in Mining regulation by adding a chapter on management and safety requirements for waste and tailings disposal facilities. The main requirements of the Decree can be summarized as new needs for studies to be conducted, updating the emergency response plan, contemplating a dam break scenario, implementation of alarm systems, among other devices. Most of the items were already or have been implemented. The alarm system is in the implementation phase.

In June 2024, the Peruvian government issued Resolution No. 122-2024-OS/CD, which introduced new reporting requirements for tailings disposal facilities. The resolution requires companies to submit monthly reports on the condition of these facilities, along with reports containing geotechnical monitoring interpretations. Additionally, the resolution mandates the use of specific reporting formats to ensure that the submitted information is sufficient for safety analysis conducted by the relevant authority.

Atacocha’s tailing dam is currently supported by an authorization for operation up to an altitude of 4,128 meters above sea level (“masl”), which was granted by the Ministry of Energy and Mines in June 2025, the previous authorization was for 4,126 masl. Activities to expand the Atacocha’s tailings dam to an elevation up to 4,131 masl are underway and the authorization for this new elevation is expected to be obtained by September of 2026.

El Porvenir’s tailings dam is currently supported by an authorization for operation up to an altitude of 4,070 masl, which was granted by means of an automatic authorization due to the Ministry of Energy and Mines’ unfulfillment of the legal term to complete its evaluation. The previous authorization was for 4,064 masl and no further elevations are currently planned.

Cerro Lindo has two dry filtered tailings facilities, Pahuaypite 1 and Pahuaypite 2. Pahuaypite 1 is supported by an authorization for operation up to an altitude of 2,110 masl, which was granted by the Ministry of Energy and Mines in July 2025, and activities for expansion to 2,185 masl are underway and projected for August 2026. Pahuaypite 2 is supported by an authorization for operation up to an altitude of 2,156 masl, which was granted by the Ministry of Energy and Mines in May 2025, and plans for further expansions are underway and projected for the third quarter of 2027.

Tailings Disposal

For more information, see “Risk factors—Operational risks—The failure of a tailings dam could negatively impact our business, reputation and results of operations, and the implementation of associated regulations and decommissioning processes may be expensive.”

Our practices

We monitor tailings and waste dams in accordance with international best practice guidelines for management and project design based on criteria set by the International Commission on Large Dams (“ICOLD”) and the Canadian Dam Association (“CDA”) dam safety guidelines. In 2025, all of our tailings dams in Brazil received Stability Condition Declarations (“DCEs”), certifying that these facilities are safe and stable. In Brazil, these certifications are conducted twice a year for mining and smelting dams. In Peru, they occur once a year. As of the date of this annual report, all tailings dams in Peru and Brazil have undergone the audit process, and we concluded a technical report for these dams in 2025. In addition, all our dams and dry stacking structures are monitored under a system known as the Sistema de Gestão de Barragens e Pilhas. Tailing Dam Management System (“SIGBAR/SIGDEP”), which consists of procedures, tools and key performance indicators, monthly reports and monitoring and analysis by an independent Geotechnical Engineer. The monitoring procedures include regular inspections, as well as internal and external audits.

In addition to the above-mentioned policies and procedures, our SCP committee assists and advises our Board in supporting safe and sustainable business practices in our conduct and activities, as well as in reviewing technical, economic and social matters with respect to our projects.

In 2024, we began the process of implementing standards delineated by the Global Industry Standard Tailings Management (“GISTM”) at the Vazante unit. This is an important step in our tailings management process, as we are focused on incorporating global standards for tailing management into our operations. At the same time, we underwent a review process conducted by our first Independent Tailings Review Board (“ITRB”), a process prescribed by GISTM. The main objective of the ITRB is to provide technical and strategic recommendations to ensure the safety and compliance of dams with the international best practices, reducing environmental, social, and financial risks. The scope of the ITRB assessment varies depending on the applicable company and local legislation but generally includes the assessment of design and construction; operation and maintenance; risk and safety management; regulatory compliance; closure and rehabilitation plan; among others. The ITRB’s function helps increase the transparency and credibility of dam management, and increase satisfaction of the expectations of regulators, investors, and local communities. No critical items were found in the ITRB assessment of our tailings management process in Vazante. The main recommendations observed were on tailings governance. We plan to continue implementing the standards delineated by GISTM at other units in 2025.

In 2023, we began conducting engineering studies to evaluate the stability and confirm the construction method of old inactive industrial waste containment structures. These structures, since they became inactive more than 20 years ago, have been subject to decommissioning as monitored by the environmental agency of the State of Minas Gerais as part of the environmental licensing process for the unit. None of these structures contain mining tailings, water, or liquid waste. In 2024, we presented the progress of the studies to the respective state environmental foundation, and we plan to resume discussions in the first half of 2025 to present the results of the studies conducted and define next steps to classify these structures. In December 2025, following the presentation of the technical studies to the state environmental authority, we received a final decision stating that the structures are no longer characterized as dams and are currently classified as waste piles. As a result, we are no longer subject to the dam-related regulatory requirements applicable to those structures. In March 2025, we inaugurated the Geotechnical Monitoring Center (“GMC”) at our Três Marias unit. The GCM enables continuous real-time monitoring of tailings dams and structural stability, strengthening our commitment to safe and responsible operations. For more information about our SCP committee and ESG initiatives, see “Information on the Company—Environmental, Social and Governance (ESG).”

We use four disposal options for tailings. Our preferred option is to convert part or all of the tailings’ material into a commercially viable product. When the conversion method is not available, we prefer to use the backfill method for our underground mines. This technique involves removing moisture from tailings, creating a mixture with cement, and filling open spaces in the mines with this combination. We believe this method reduces safety risks related to tailings disposal given that it provides greater geotechnical stability and does not involve the building of a dam or dry stacking structure.

Tailings Disposal

If neither the conversion nor the backfill method is available, we prioritize the dry stacking method, which consists of removing moisture from tailings and stacking them in layers to form an engineered mount that can be covered with soil and vegetation, allowing it to blend into the surrounding landscape. We have used both dry stacking and backfill at our Cerro Lindo mine in Peru since its startup. With the dry stacking facility at the Vazante unit, we achieved 90.9% of our tailings’ disposal through dry stacking and 6.3% through backfill in 2025, reducing our exposure to tailings dams. In 2023, we began developing backfill and dry stacking methods at our Aripuanã unit, which entered the ramp-up phase in 2022. In 2025, 53.9% of our tailings at Aripuanã were disposed of through dry stacking and 46.0% through backfill. In February 2023, we initiated industrial-scale testing for dry stacking at the Três Marias unit. In 2024, the tests produced strong results, successfully filtering the residue, and we continued advancing the project throughout the pilot stages of industrial-scale operations, achieving an average filtration rate of 92.4% for the year. In 2025, we achieved an average of 74.6%, reaching 98.7% in December 2025. In 2024 we also began the environmental licensing process for a new dry stacking facility at Três Marias. In 2025, we continued to advance this process and are awaiting the decision of the environmental authority regarding the issuance of the preliminary and installation licenses.

When neither of these three methods is possible, we use tailings dams. The dam acts as a solid barrier engineered to prevent the tailings material from escaping to the environment around the mine. We use this method in Peru at our Cerro Pasco Complex (El Porvenir and Atacocha mines), and at our Cajamarquilla smelter, and in Brazil at our Vazante mine, and Juiz de Fora and Três Marias smelters. We also use a combination of the backfill method and tailings dams at our El Porvenir and Atacocha mines in Peru. At the Aripuanã mine, we have built a water dam to supply water to our operation. This dam is engineered with borrowed material and uses the technical control of compaction of the soil.

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

We currently have 40 disposal facilities, 22 of which are active and 18 inactive (including 13 industrial waste dams, 8 tailings dams, 6 waste piles, 5 dry stacking facilities, 5 effluent dams, 2 sediment dams and one water storage dam), 18 located in Peru and 22 in Brazil. We continue to implement responsible tailings management strategies, including backfill methods and dry stacking, to minimize our environmental impact. Additionally, decommissioning efforts are ongoing for non-operational dams, in line with our commitment to sustainable mining practices. The following is an overview of the dams we have in place at our principal mining and smelting facilities:

Peru

•	At Cerro Lindo, we have no tailings dams, and tailings are disposed of using a combination of the backfill and dry stacking methods; there are two dry stacking facilities and two effluent dams.
•	At the Cerro Pasco Complex (El Porvenir and Atacocha), tailings are disposed of using a combination of the backfill method and tailings dams; there are two tailings dams in active use and four non-operational tailings dams, which are in the process of being decommissioned.
•	At Cajamarquilla, there are three industrial waste dams in active use and four non-operational industrial waste dams, which are in the process of being decommissioned.
•	At the Sinaycocha property, which is part of our Atacocha mine property, there is one non-operational tailings dam.

Tailings Disposal

Brazil

•	At Vazante, tailings are disposed of using a combination of tailings dams, backfill and dry stacking methods; there is one dry stacking facility, one tailings dam and two sediment dams in active use.
•	At Aripuanã, we have no tailings dams, and tailings are disposed of using a combination of the backfill and dry stacking methods; there is one dry stacking facility and one water storage dam in active use.
•	At Juiz de Fora, there is one industrial waste dam and three effluent dams in active use, and six non-operational waste piles.
•	At Três Marias, there are two industrial waste dams and one dry stacking facility in active use and three non-operational industrial waste dams, which are in the process of being decommissioned.

Commercial and Logistics

Commercial and Logistics

Commercial

Our commercial operations encompass the sale of zinc concentrates, copper, and lead concentrates, metallic zinc, zinc oxide and by-products across global markets. In our mining segment, zinc concentrates are sold to our own smelters on arm’s length terms and, in the case of copper and lead, to third-party offtakers and international traders. In our smelting segment, refined products are sold predominantly through one-to-three-year supply contracts to end users in the galvanizing, die casting, alloy, and transformer sectors, as well as to international traders. We maintain commercial offices in São Paulo, Lima, Houston, and Luxembourg, and hold an estimated market share of 82.3% in Latin America (excluding Mexico) for refined zinc products. Our integrated mining-to-smelting model, combined with the geographic proximity of our operations to key customers in South America, provides logistical advantages and supports long-term customer relationships.

Concentrate sales

All the metal produced by our mines is processed into concentrates. Our mining operations sell the concentrates that they produce to third parties and to our own smelters pursuant to arm’s length transactions. Each mine bears the cost of transporting the concentrate to the point of sale where the smelter or trader purchases the concentrate. The smelter or trader pays the mine for the percentage of metals contained in the concentrate, net of charges for treating the concentrate and refining the metals. The typical payable percentage is 85.0% for zinc contained in concentrate, 96.5% for copper contained in concentrate and 95.0% for lead contained in concentrate, minus treatment charges (“TC”).

In 2025, 100% of our zinc concentrate production was directed to our smelting operations in Peru and Brazil. Sales prices are established mainly by reference to prices quoted on the LME less a discount based on either the treatment charge or smelter charge. The LME price quotes are based on prevailing LME average prices for the period set forth in our sale agreements and generally refer to either the month following the shipment or the period near the execution date of the relevant agreement. Internal transfer prices between our mining and smelting segments are calculated on an arm’s length basis using market pricing, allowing for independent performance evaluation of each segment.

We also purchase zinc contained in concentrate from third-party suppliers to meet our raw material requirements. In 2025, 50.1% of the total zinc raw material consumption in our smelters was produced by our mines and 49.9% was purchased from third parties or obtained from secondary raw materials (excluding zinc oxide).

Mining and Smelting Integration

We operate an integrated mining and smelting business model designed to enhance efficiency, resilience, and value capture across the zinc value chain. This integration secures raw material supply for our smelters, mitigates commodity cycle volatility, and enables margin capture through operational synergies. Additionally, the geographic proximity between our mines and smelters reduces logistics costs and lead times, improving sustainability and overall operational performance.

Owning and operating both mining and smelting assets provides protection against commodity cycle fluctuations: during periods of high treatment charges, and refining charges (“RC”), smelting operations benefit from wider processing margins, while in low-charge environments, mining operations retains more value from concentrate sales. This structure stabilizes profitability, ensures supply security, and supports long-term investment. Historically, this integrated model has reduced earnings volatility, delivering more consistent returns over time, albeit with lower peaks compared to pure mining operations.

Sales

We sell most of our products through supply contracts with terms between one and three years. Only a small portion of our products are sold on the spot market. The agreements with our customers include customary international commercial terms, such as CIF, FOB and other delivery terms based on Incoterms 2010/2020. Our ability to deliver significant volumes across several regions worldwide makes us a significant supplier to a client base of end users and global traders. As a result, we can obtain competitive commercial terms for our products in the long-term.

Commercial and Logistics

In 2025, our top 10 metallic zinc customers represented approximately 52.9% of the total sales volume for such products, with our top 10 zinc oxide customers representing 63.1% of the total sales volume for that product, and our top five concentrate customers represented approximately 72.4% of the total sales volume for such products, in each case excluding intercompany sales.

Refined Metal Sales

Our metallic zinc and zinc oxide are sold worldwide through our commercial offices located in:

•	São Paulo, Brazil;
•	Lima, Peru;
•	Houston, United States; and
•	Luxembourg, Grand Duchy of Luxembourg.

We hold a leadership position in our home market, Latin America (excluding Mexico), with an estimated market share of 82.3% in 2025, according to our sales volume, import databases and demand forecasts sourced from specialized consultancy groups and customs websites. In other regions, we hold a strategic position, with estimated market share of 26.0% in Africa, 0.1% in North America, 3.1% in Europe and 0.3% in Asia, according to our sales volumes, import databases and demand forecasts sourced from specialized consultancy groups and customs websites.

In 2025, 81.9% of our total sales of refined metals were to customers in the continuous galvanizing, general galvanizing, die casting, transformers, and alloy segments and 18.1% of our total sales were to international traders. Our products are sold to end users in the transport, construction, infrastructure, consumer goods, and industrial machinery industries. Of our volume of metallic zinc and zinc oxide sales in 2025, 54.6% were to Latin America (including Mexico), 10.7% to Europe, 12.8% to the United States, 5.8% to Africa and 5.3% to Asia, with the remaining 10.8% to international traders. Sales prices are mainly established by reference to prices quoted on the LME plus a negotiable premium. Pricing is based on prevailing LME average prices for a period set forth in our sale agreements, which generally refer to the month or month prior to shipment.

The Cajamarquilla smelter sold approximately 346.4 thousand tonnes of metallic zinc, of which 35.3% of the volume was sold to Latin America (including Mexico), 16.8% to Europe, 21.0% to the United States, 2.2% to Africa, 8.7% to Asia and 16.0% to international traders. The Cajamarquilla smelter also produces sulfuric acid, silver concentrate, copper cement, manganese dioxide, oxides (ashes) and cadmium sticks. In 2025, Cajamarquilla produced 594,124 tonnes of sulfuric acid, of which 566,279 tonnes were sold. These products are sold primarily to international traders and local customers, with sulfuric acid delivered in bulk to customers in Chile through the ports of Mejillones and Barquito.

The Três Marias smelter sold approximately 122.0 thousand tonnes of metallic zinc and 34.5 thousand tonnes of zinc oxide, of which 83.7% of the volume was sold to Latin America (including Mexico), 3.2% to international traders, 11.6 % to Africa, and 1.4% to Europe. The Três Marias smelter also produces sulfuric acid, substantially all of which is consumed internally in the leach plant, with the remaining 877 tonnes sold, as well as copper/cobalt cement, oxides (ashes) and cadmium briquettes. These products are sold to local customers.

The Juiz de Fora smelter sold approximately 64.0 thousand tonnes of metallic zinc, of which 87.3% of the volume was sold to Latin America (including Mexico), 11.1% to Africa and 1.6% to international traders outside of Latin America. This Juiz de Fora smelter also produces sulfuric acid, sulfur dioxide, silver concentrate, copper sulfate, and zinc ash. In 2025, Juiz de Fora produced 105,832 tonnes of sulfuric acid, of which 50,170 tonnes were sold. These products are sold primarily to international traders and local customers.

Commercial and Logistics

By-products

We sell a wide variety of chemical and metallurgic by-products generated during the production processes in our smelters and mines to a broad customer base. Our sales include more than 30 different by-products, most of which are sold based on the characteristics of each market or region.

Marketing

Our marketing strategy is designed to strengthen brand presence and increase customer engagement across the markets and regions in which we operate. In addition to material excellence, we are committed to delivering enhanced customer experience, providing added value through technical support and an optimized supply chain that improves our customers’ working capital efficiency.

Our principal objectives include brand recognition, lead generation and customer retention, supported by the use of digital tools and platforms such as social media, CRM systems and data analytics to deliver impactful and personalized campaigns. We continuously monitor key performance indicators, including ROI, conversion rates and customer satisfaction, to ensure alignment with our business goals and prevailing market trends.

We serve a diverse range of segments, including continuous and general galvanizing, die casting, transformers and alloys, as well as transport, construction, infrastructure, consumer goods and industrial machinery industries. In 2025, 81.9% of our total refined metals sales were to customers in these segments, while 18.1% were to international traders. Our solutions and services are tailored to the specific needs of each sector and region, reinforcing proximity and customer support.

Our commitment to customer experience is further reflected in our operational and logistical flexibility, supported by integrated management systems such as Enterprise Resource Planning platforms (“SAP”), which ensure speed, safety and efficiency from production to delivery. Efficient domestic and cross-border logistics and long-term contracts with transportation and storage partners enable us to respond promptly to customer needs, ensuring reliable and continuous supply of products and by-products.

Commercial and Logistics

Logistics

Logistics activities support the efficient transportation and export of mineral concentrates and refined products to domestic and international markets. Concentrates produced at mining operations are transported to the port of Callao primarily by truck and, in certain cases, by rail, where they are delivered to customers. Refinery operations coordinate the export logistics of products such as zinc metal, silver concentrate, copper cement, and sulfuric acid through warehouses and port facilities at Callao, using containerized cargo and specialized chemical vessels depending on product characteristics. The logistics framework relies on contracted transportation providers, third-party storage facilities, and port terminal operators, enabling operational flexibility and efficient cargo handling. These activities are supported by integrated management systems, including SAP, and are carried out in compliance with applicable regulatory, safety, and environmental standards.

Transportation and shipping

Mining Operations – Concentrates

Our Cerro Lindo operation transports 100.0% of its concentrates by road. The concentrates are trucked in a dedicated fleet through the Panamericana Sur road to the port of Callao, or to the Cajamarquilla smelter. This transportation is covered by long-term contracts entered with two trucking companies.

Our Atacocha and El Porvenir operations use both road and rail transportation. The concentrates are trucked through the Carretera Central and Canta Road to the warehouses of Callao, or to the Cajamarquilla smelter. We also use railway transportation to secure logistic availability and maintain high environmental standards. Our use of railway transportation is covered by a long-term contract.

The zinc concentrate produced in the Cerro Lindo, Atacocha and El Porvenir mines supply our Peruvian smelters, as well as third-party customers, while the lead and copper concentrates produced by these mines are transported to third-party customers to the warehouses of Callao. Our smelters use zinc concentrate supplied from our mines and from third-party suppliers to meet the blending needs of each smelter.

The third-party zinc concentrate supplied to the Brazilian smelters is loaded in bulk and sent to the Port of Rio de Janeiro, where it is cleared through customs and then loaded into railcars to the Juiz de Fora smelter or into trucks and railcars to the Três Marias smelter.

All the zinc concentrates produced at our Vazante mine is transported by road to the Três Marias smelter using three trucking companies. These mines also produce lead concentrates with contained silver, which are loaded into containers at the mine and are transported using trucks and trains to the port terminals in Itaguaí, Rio de Janeiro, Brazil, or Santos, São Paulo, Brazil. These concentrates are then exported in accordance with our annual contracts with container shipping lines.

All the zinc concentrate produced at our Aripuanã mine is transported by road to the Três Marias and Juiz de Fora smelters. The mine also produces lead and copper concentrates, which are either loaded into containers at the mine or transported by road to the external warehouse in Rondonópolis, Mato Grosso, Brazil, for subsequent container stuffing. They are then transported using trucks and trains to the port terminals in Santos, São Paulo, Brazil. All lead and copper concentrates are shipped to foreign customers.

Smelting Operations – Refined Metal

The metallic zinc produced in the Cajamarquilla smelter is transported by train or truck to the terminals. The material intended for the Peruvian domestic market is distributed by truck from the refinery, while exports to foreign markets are loaded into containers and transported by truck from these terminals to the port of Callao.

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

Commercial and Logistics

The metallic zinc and zinc oxide production process in our smelters also generates by-products. The most relevant by-products are sulfuric acid, silver concentrate and copper cement. Sulfuric acid produced in the Cajamarquilla smelter is loaded into dedicated tank railcars and transported to be stored. The sulfuric acid is then loaded in bulk into chemical ship-tanks destined to our customers and discharged at the Chilean ports of Mejillones and Barquito. The silver concentrate and the copper cement produced at Cajamarquilla is loaded into containers and are dispatched to the port of Callao in Peru. In Juiz de Fora, sulfuric acid is transported by truck to local and regional customers. The silver concentrate produced is loaded into containers and dispatched to the port of Itaguaí, while copper sulfate is dispatched to the local market.

We ship all our refined zinc exports in containers. Transportation of this material is covered by annual agreements with the liner shipping providers, which are responsible for approximately 90.0% of these shipments.

Energy

Energy

Power and energy supply

Energy supply is a critical component for our operational strategy, ensuring efficiency and sustainability across all business activities. Our operations primarily rely on hydroelectric energy, in Brazil sourced through a joint venture with Auren Energia S.A (“Auren”), which owns shares of hydroelectric plants that have entered into long term contracts with us, but also through contracts that offer renewable energy certificates (such as I-RECs (International Renewable Energy Certificates)), and in Peru through long-term contracts with renewable energy certificates, which results in a low carbon-intensity profile for the company’s electricity consumption. We are committed to reducing carbon footprint and improving energy efficiency, in line with global standards and regulatory requirements. Additionally, we employ technologies that help us with energy management, such as energy monitoring systems, and use AI to optimize consumption and costs and minimize environmental impact.

Peru

We contracted for 97.4% (1,963.2 GWh) of energy for our operations in our Peruvian operating units from the SEIN and consumed 100% (1,963.2 GWh) of this energy. The other 2.6% (52.0 GWh) of the energy for our Peruvian operating units was obtained from our own hydroelectric power plants and the Cajamarquilla cogeneration power plant. We own three hydroelectric power plants, two at Atacocha and one at El Porvenir, with a total installed gross rated capacity of 9,726 kilowatts, or kW.

We currently have contracts with Electroperú S.A., a well-known Peruvian state-owned company, which cover 100% (290.9 GWh), 100% (150.1 GWh) and 51.1% (33.9 GWh) of the energy requirements for our Cerro Lindo, El Porvenir and Atacocha units, respectively. In Cajamarquilla, Electroperú S.A. is responsible for 94.8% (1,429.8 GWh) of the energy supply. In 2025, we consumed 100% of the energy acquired through these contracts.

We currently also have a spot contract with Engie S.A. for the supply of energy to the Cajamarquilla unit. In 2025, 3.9% (58.5 GWh) of the energy requirements for our operations in Cajamarquilla was contracted from Engie and 100% of this energy was consumed.

In June 2025, we entered into a 10-year supply agreement with Kallpa S.A., a Peruvian energy company, for the supply of 278.0 MW of power from 2027 to 2036, which will replace our contracts with Electroperú and Engie, which expire in December 2026. For the contract with Kallpa we will use the International REC Standard certificate system to offset greenhouse gas emissions.

The following table sets forth the energy sources and energy consumption with respect to our Peruvian operating units in 2025.

Operating Unit	Energy Source	Total Energy Consumed in 2025 (GWh)	Percentage of Total Energy Usage in 2025
Third-Party
Cerro Lindo	Third-Party (Electroperú S.A.)	290.9	14.8%
El Porvenir	Third-Party (Electroperú S.A.)	150.1	7.7%
Atacocha	Third-Party (Electroperú S.A.)	33.9	1.7%
Cajamarquilla	Third-Party (Engie S.A.)	58.5	3.0%
Cajamarquilla	Third-Party (Electroperú S.A.)	1,429.8	72.8%
Total Energy Usage		1,963.2	100%
Own Power Plant
El Porvenir	Own Power Plant (Candelaria)	0.0	0%
Atacocha	Own Power Plant (Chaprin and Marcopampa)	32.5	62.5%
Cogeneration CJM	Two steam turbines with HRSG from tostación	19.5	37.5%
Total Energy Usage		52.0	100%

Energy

Hydroelectric plants

Candelaria

The El Porvenir unit has one hydroelectric plant, the Candelaria Hydroelectric Power Plant, which is located along the Lloclla River. The plant contains three separate hydroelectric turbines, two of which have been operational since 1957 and the third since 1998, and which together have an installed rated capacity of 4.8 MW. However, since 2020, Candelaria Hydroelectric Power Plant has been shut off indefinitely.

Chaprin and Marcopampa

The Atacocha unit has two hydroelectric plants. The Chaprin Hydroelectric Power Plant is located along the Lagia Ravine near the Huallaga River. The plant has been operating since 1957, and its installed rated capacity is 5.9 MW. The Marcopampa Hydroelectric Power Plant has been operating since 1953, and was overhauled in 1984, increasing its installed rated capacity to 1.2 MW. Since 2020, Marcopampa has been shut off indefinitely. During 2025, Atacocha consumed 32.5 GWh from these plants, which represented approximately 48.9% of the energy usage of the mine.

Brazil

With respect to our Brazilian operations, as of December 31, 2025, energy supply comes from various contracts, and our subsidiary Pollarix.

Our subsidiary Pollarix holds direct or indirect interests in five hydroelectric power plants: a 22.4% equity participation in Enercan (Campos Novos), a 100.0% ownership of Picada, located in Minas Gerais, a 12.6% equity participation in the Amador Aguiar I, a 12.6% equity participation in the Amador Aguiar II and a 23.9% equity participation in the Igarapava. These plants have hydroelectric power facilities in the states of Minas Gerais, Santa Catarina, and São Paulo. The hydroelectric power plants of Pollarix provide energy to the four operating units (Vazante, Três Marias, Juiz de Fora and Aripuanã). With Pollarix, we have access to most of the energy needed for our operations. In 2025, it provided 1,276.8 GWh of energy, which represented 82.2% of our total energy purchased.

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

In May 2024, we entered into a 10-year supply agreement (from 2025 to 2034) with Eneva S.A (“Eneva”), a Brazilian energy company. In 2025, Eneva provided a total supply of 219.0 GWh of energy, representing 14.1% of our total energy purchased. This amount of energy was acquired by Nexa Energy, our energy trading company, and distributed among all four operating units according to their consumption). All energy supplied under this contract is tied to I-REC certification, assuring the energy was generated from renewable sources.

In 2020, we began a 15-year renewable electric energy supply agreement with Furnas Centrais Elétricas S.A. (“Furnas”), a Brazilian energy company, controlled by Eletrobras, to help address the increasing energy demand in our operations. Furnas provides energy to two operating units (Três Marias and Juiz de Fora). The supply contract was terminated in February 2025. During these two months, Furnas provided a total supply of 33.7 GWh of energy, representing 2.2% of Nexa’s total energy purchased.

We also have a contract with Auren, which provides electric energy from several energy generation sites to our Juiz de Fora and Três Marias operations in Brazil. In 2025, Auren provided a total supply of 16.9 GWh of energy, representing 1.1% of our total energy purchased.

During 2025, in addition to long-term contracts, to meet the energy demand of the operating units, it was necessary to purchase energy on the short-term market through Nexa Energy. These short-term contracts totaled 6.3 GWh, which represented 0.4% of Nexa Brazil total energy purchased.

Energy

The following table sets forth our energy sources and consumption with respect to our Brazilian operations in 2025.

Operating Unit	Energy Source	Total Energy Consumed in 2025 (GWh)	Percentage of Total Energy Usage in 2025
Third-Party and Own Power Plants	Pollarix S.A, Furnas S.A., Enercan, Auren and Market
Juiz de Fora		351.8	24.1%
Três Marias		666.0	45.7%
Vazante		325.4	22.3%
Aripuanã		114.7	7.9%
Total Energy Usage		1,457.9	100%

Hydroelectric plants

Campos Novos

Campos Novos is a hydroelectric plant located along the Canoas River, in the state of Santa Catarina. The plant has an installed capacity of 880 MW and has been authorized by the Brazilian Energy Regulatory Agency (Agência Nacional de Energia Elétrica or ANEEL), to produce 382.2 MWavg. During 2025, Aripuanã, Vazante, Três Marias and Juiz de Fora units acquired 612.9 GWh from Campos Novos, which represented approximately 39.5% of our total energy purchased.

Picada

Picada is a hydroelectric plant located along the Peixe River in the state of Minas Gerais. The plant has an installed capacity of 50 MW and has been authorized by ANEEL to produce 29.6 MWavg. During 2025, the Vazante unit acquired 207.6 GWh, which represented 13.4% of our total energy purchased.

Igarapava

Igarapava is a hydroelectric plant located along the Grande River in the state of Sao Paulo. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 127.5 MWavg. During 2025, Aripuanã, Vazante, Três Marias and Juiz de Fora units acquired 214.7 GWh from Igarapava, which represented approximately 13.8% of our total energy purchased.

Amador Aguiar I

Amador Aguiar is a hydroelectric plant located along the Araguari River in the state of Minas Gerais. The plant has an installed capacity of 240 MW and has been authorized by ANEEL to produce 146.7 MWavg. During 2025, Aripuanã, Vazante, Três Marias and Juiz de Fora units acquired 129.4 GWh from Amador Aguiar I, which represented 8.3% of our total energy purchased.

Amador Aguiar II

Amador Aguiar is a hydroelectric plant located along the Araguari River in the state of Minas Gerais. The plant has an installed capacity of 210 MW and has been authorized by ANEEL to produce 125.2 MWavg. During 2025, Aripuanã, Vazante, Três Marias and Juiz de Fora units acquired 112.3 GWh from Amador Aguiar II, which represented 7.2% of our total energy purchased.

Nexa Energy

In June 2024, we acquired an energy trading company, currently named Nexa Energy, to maximize the benefits of our consumer units in the free energy market. The trading company acts as an intermediary in the negotiation of supply contracts, customizing them according to our specific needs, in addition to facilitating access to a variety of suppliers.

Energy

In certain situations, we may have a volume of available energy higher than our expected consumption, and Nexa Energy plays a crucial role in managing this surplus, enabling its trade in the free energy market. This operation can generate financial returns or mitigate potential financial losses, depending on market prices. It also prevents excess energy from being liquidated at the Electric Energy Commerce Chamber (Câmara de Comercialização de Energia Elétrica or “CCEE”), which is subject to the risk of non-payment by CCEE. Non-payment occurs when participants do not meet their financial obligations in the monthly settlements. In this case, the unpaid amounts are divided among all creditors, resulting in lower credits than the amount originally due.

In 2025, the amount of surplus energy traded by Nexa Energy was 158.7 MWavg.

Capital Expenditures

Capital expenditures

Our capital expenditures for the three years ended December 31, 2025, totaled US$937.7 million. For 2026, we expect to invest approximately US$380.8 million, an increase relative to 2025 investments, primarily attributed to higher mine development investments aimed at improving mine flexibility, sustaining capital requirements, and HS&E initiatives. Of the 2026 planned amount, US$375.4 million are expected to be directed towards non-expansion investments and US$5.4 million towards expansion projects.

The following table sets forth our capital expenditures for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of US$)
Capital Expenditures
Expansion (1)	1.1	2.3	3.7
Modernization	3.3	3.3	3.8
Sustaining (2)	333.9	268.0	292.8
Health, Safety and Environment (“HS&E”)	14.6	12.2	15.7
Others	1.2	6.6	3.5
Subtotal	354.0	292.4	319.5
Reconciliation to Financial Statements (3)	(2.1)	(15.5)	(10.5)
Total	351.9	276.8	309.0

(1)	For a description of the projects, see “Information on the Company—Mining Operations.”
(2)	Investments related to the tailings storage facilities and mine development are also included in sustaining expenses.
(3)	The amounts under “Reconciliation to Financial Statements” are mainly related to advance payment of imported materials, capitalization of interest net of advanced payments and tax credits.

Our capital allocation during these periods has focused on sustaining investments and mine development, reflecting a deliberate focus on extending life-of-mine, enhancing operational flexibility, and advancing tailings management across our operations. Investments on expansion have been lower following the completion of construction at Aripuanã in 2022, as we prioritize returns from existing assets and advance the permitting and engineering stages of future growth projects.

The principal drivers by year were as follows:

•	In 2025, our capital expenditures totaled US$351.9 million, a 27.1% increase compared to 2024, mainly due to investments related to Phase I of the Cerro Pasco Integration Project, specifically, the tailings pumping system, classified as sustaining, which were designed to enable safe, long-term tailings management at the complex, along with higher mine development spending and the impact of unfavorable foreign exchange variations.
•	In 2024, our capital expenditures totaled US$276.8 million, a 10.4% decrease compared to 2023, mainly due to favorable foreign exchange variations and ongoing initiatives to optimize capital allocation, which together more than offset continued investments in sustaining and mine development activities.
•	In 2023, our capital expenditures were US$309.0 million, an 18.9% decrease compared to 2022, mainly due to the conclusion of construction at Aripuanã, which had been our principal expansion project. This reduction in expansion capital expenditures was partially offset by increased sustaining capital expenditures, including US$79.4 million invested in the ramp-up of the Aripuanã mine.

We expect to fund our capital expenditures through operating cash flow and our existing available liquidity. To the extent attractive financing instruments and terms are available, we may also access debt markets to optimize our capital structure. Actual capital expenditures may differ from current estimates in both amount and timing.

Environmental, Social and Governance (ESG)

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG)

We are committed to fully integrating ESG into our business through systematic planning and execution, prioritizing risk and impact management, and maintaining a positive social, economic and environmental legacy where we operate. Our practices related to ESG continuously evolve to adapt to new frameworks, regulatory and disclosure requirements, best practices, ESG-related trends and stakeholder feedback. We have a multidisciplinary task force that continuously assesses and refines our ESG strategy, including analyses of risks related to increasing severity of weather events, global and local weather conditions, and greenhouse gas emissions.

Our sustainability approach is set out in our Code of Conduct and Compliance and our ESG strategy. We adhere to the United Nations Global Compact, and our goals seek to contribute to fulfilling the UN's Sustainable Development Goals. Our ESG efforts focus on putting the health, safety and well-being of our people first; being environmentally responsible and accountable; respecting and fostering human rights; and supporting and dialoging with the communities where we operate.

Governance

Our Board of Directors oversees our ESG strategy and current material topics. The CNG Committee focuses on governance and supervises our social responsibility plans and policies. The SCP Committee oversees sustainability-related issues, including prioritization of safe and sustainable business practices, environmental, health, safety and social matters, tailings disposal management and governance, and capital projects monitoring. The SCP Committee also established our long-term targets and management's ESG plan.

The Audit Committee engages in ESG matters with a focus on financial reporting and preparedness to meet applicable disclosure requirements, including under the Corporate Sustainability Reporting Directive (“CSRD”) and IFRS S1 and S2. The Audit Committee monitors the status of the CSRD implementation timeline, including the European Commission’s proposal to defer the reporting obligation for companies in scope of the first wave to fiscal years beginning on or after January 1, 2027, with the first sustainability reports expected to be published in 2028.

Environmental, Social and Governance (ESG)

ESG Commitments

ESG matters are important to our ability to responsibly develop mineral resources and sustain long-term operations, given the scale of our industrial activities and interaction with local communities and natural ecosystems. We seek to operate in accordance with applicable environmental regulations and internationally recognized industry standards, with a focus on safety performance, tailings and water management, climate change mitigation and adaptation, and community engagement and integrate ESG considerations into our strategic planning and risk-management processes. In 2025, we created an HS&E & ESG Committee under our Management Committee to support the overseeing and advancing of HS&E & ESG-related matters. This committee is responsible for (i) evaluating and monitoring our ESG strategy, (ii) prioritizing ESG-related investments, (iii) defining corporate guidelines, and (iv) monitoring ESG risks and opportunities. Our corporate ESG area was reorganized under one general management leadership, integrating Safety, Health, Environment, and ESG.

In 2025, we conducted a comprehensive materiality review to align our sustainability practices and disclosures with emerging regulatory and reporting requirements, including the CSRD and the IFRS S1 and S2 standards. This work incorporated the concept of double materiality and, in parallel, supported a reassessment of the public ESG targets and commitments we originally established in 2022.

We determined that a recalibration of those 2022 targets was necessary due to three concurrent developments: (i) the divestment of Morro Agudo, which removed a significant asset from our operations and affected the comparability of certain baselines; (ii) the transition of Aripuanã from a project-stage operation to ongoing operations, which enabled us to replace project-based assumptions with observed operating data; and (iii) the increased methodological rigor and disclosure traceability required under CSRD and IFRS S1/S2, which exceeds the level of documentation and consistency applied in our 2022 target-setting process. Accordingly, we reviewed our targets and commitments to enhance methodological consistency, strengthen transparency for investors, and improve alignment between our sustainability commitments, updated baselines, and medium- and long-term operational planning.

Environmental, Social and Governance (ESG)

As a result of this review, we updated our baseline across three areas: GHG emissions; water consumption in mining; and water consumption in smelting. For GHG emissions, we also revised the target metric from an absolute basis to an intensity-based approach, and the updated GHG baseline underwent independent verification. Accordingly, we recalibrated certain public ESG targets, supported by operational sensitivity analyses and an assessment of technical constraints inherent to mining and smelting activities, under three governing principles:

(i) technical robustness and data integrity;

(ii) transparency regarding operational limitations; and

(iii) long-term sustainability of commitments, ensuring alignment with economic value creation.

For further information on our revised commitments, including the rationale for these changes, as well as expanded discussion of our updated materiality matrix—encompassing a comprehensive analysis of the key differences from the prior framework and the rationale for each update—please refer to our Annual Sustainability Report, expected to be published in April 2026. Our Annual Sustainability Report is not incorporated by reference into this report and should not be considered part of it.

Safety

Health and safety is the main priority in our operations. Our underground and metallurgical operations carry inherent physical, chemical, and psychosocial risks that require active, daily management. Our commitments in this category are:

•	Zero fatalities in all operating units (annually); and
•	By 2030, position us in the first quartile of the mining industry with regard to the Total Recordable Injury Frequency Rate (“TRIFR”) based on the International Council on Mining and Metals (“ICMM”) benchmarks.

Unfortunately, in 2025 we recorded two fatalities at El Porvenir, following the three fatalities in 2024, at El Porvenir and Cerro Lindo in Peru, and at Vazante in Brazil. In 2025, the fatality was related to a post-seismic rockfall event. In 2024, the fatalities were related to an accident with mobile equipment during underground transport; failure in piping maintenance; and an accident with the conveyor system. The investigation of the five incidents identified a shared root, insufficient verification of critical controls at the point of task execution, particularly during non-routine tasks and shift transitions.

In direct response to those findings, we implemented three structural changes: (i) mandatory independent verification of critical controls before non-routine tasks at all underground operations; (ii) revision of shift transition protocols at the four units where fatal incidents occurred, with independent audit of the revised procedures; and (iii) permanent integration of fatal incident causal patterns into our risk matrix as reference cases for ongoing training and risk assessment.

Our 2025 data reflects material improvement to our injury frequency. Our TRIFR declined from 2.15 in 2023 and 2.36 in 2024, to 1.57 in 2025, approaching the first-quartile threshold of 1.46. This rate is defined as the number of injuries with and without lost time per one million man-hours worked. Our lost-work-time incident rate fell from 0.88 in 2023 and 1.11 in 2024, to 0.84 in 2025. This rate is defined as the number of injuries with lost time per one million man-hours worked. Severity rate in 2025 was 414, compared to 529 in 2024 and 64 in 2023. To calculate the severity rate, we consider the sum of lost, transported and debited days, divided by the total number of man-hours worked times one million. Our calculation reflects the ABNT NBR14280 methodology, which assigns 6,000 debited days per fatality. This methodology reflects the irreversibility of fatal outcomes and should be interpreted alongside frequency data, rather than as a substitute for it. The 2023 severity rate reflects a year with no fatalities and therefore carries no debited days under the ABNT NBR14280 methodology; the change to 529 in 2024 is attributable to the three fatal incidents recorded that year. We believe making direct year-over-year comparison of severity rates is informative only when read alongside fatality counts.

Environmental, Social and Governance (ESG)

To support this improved trajectory, we continued implementing our G-MIRM project across all operating units, delivering 56,394 hours of training to 12,918 people in 2025. We deepened academic partnerships with the University of Sao Paulo in Brazil and the Sustainable Mining Institute – International Center of Excellence, University of Queensland, in Peru. In February 2025, we held our Safety Leadership Meeting in São Paulo to define annual safety priorities, featuring presentations from our CEO and vice-presidents, with more than 600 leaders completing the Humanized Leadership module.

Emissions Reduction

Mining and metals production are inherently energy-intensive activities, and our GHG emissions reflect this operational reality, as scope 1 emissions derive primarily from fuel combustion in mobile equipment and industrial process activities.

In 2022, we committed to (i) a 20% absolute reduction in Scope 1 emissions by 2030 against a 252.6 ktCO₂e baseline, (ii) carbon neutrality by 2040, and (iii) net-zero emissions by 2050. In 2025, we revised these commitments, adopting a revised 276.3 ktCO₂e baseline and replacing our absolute reduction target with an emissions intensity target. We also added a commitment to maintain our electricity matrix almost entirely based on renewable sources, and replaced our 2040 and 2050 long-term outcome targets with intermediate process milestones, which will identify operational and strategic responses to physical and transition climate risks, establishing the analytical foundation for restoring long-term outcome targets, in response to Brazil’s enactment of Law No. 15,052, which establishes a national emissions trading system with carbon credit trading mechanisms expected by 2030 and which we intend to incorporate into our long-term target-setting framework. Our new commitments as of 2025 are:

•	10% reduction in Scope 1 emissions intensity per tonne of zinc (tCO₂e/tZn) by 2030;
•	Maintain Nexa’s electricity matrix almost entirely based on renewable sources by 2030;
•	Develop a Climate Change Adaptation Plan by 2030; and
•	Define, until 2035 a carbon neutrality roadmap.

As of 2025, our Scope 1 emissions totaled 210.7 ktCO₂e, a 7.1% decrease versus 2024 and a 23.7% decrease versus our updated 2020 baseline, while our emissions intensity stood at 0.37 tCO₂e/tZn, reflecting a 6.6% compared to 2024, and a 20.8% reduction against the same baseline. In June 2025, we signed a sector-wide memorandum of understanding with eight other mining companies to eliminate CO₂ emissions and received Gold Seal certification from Fundação Getúlio Vargas under the Brazilian GHG Protocol Program for the rigor of our carbon accounting and disclosure standards.

Our electrical energy supply has remained predominantly renewable, with renewable sources accounting for 98.4%, while our life-cycle carbon footprint for zinc production ranks among the lowest reported in the industry, as verified against International Zinc Association (“IZA”) data by an independent third party.

Water usage and disposal

Water management is a material operational and social risk across our portfolio, with exposure concentrated at Cerro Lindo in Peru and Aripuanã in Brazil. Our commitment is to have a 10% reduction in specific water consumption at both mining and smelting operations by 2030. In 2025, we revised the baselines underpinning these targets to reflect the divestment of Morro Agudo and the full inclusion of Aripuanã's operational data.

Environmental, Social and Governance (ESG)

Mining Operations

•	Our revised 2030 target is 1.93 m³/ton of ROM, measured against an updated 2024 baseline of 2.26 m³/ton of ROM. Our previous target was set against a 2021 baseline of 1.68 m³/ton of ROM.

In 2025, specific water consumption improved to 2.01 m³/ton of ROM, compared to 2.26 m³/ton of ROM in 2024, and our water recirculation rate was 83.5%, compared to 84.2% in 2024 and 82.5% in 2023. Active investments include a wastewater treatment facility in development at Aripuanã, where construction is expected to begin in the first half of 2026, directly targeting the gap between current performance and our 2030 target.

Smelting Operations

•	Our revised 2030 target is 18.09 m³/ton of cathode zinc, measured against an updated 2023 baseline of 20.10 m³/ton of cathode zinc. We revised the base production unit to cathode zinc to better reflect core operational efficiency. Our previous target was set against a 2021 baseline referenced against total metal output.

In 2025, smelting consumption was 20.48 m³/ton of cathode zinc, compared to 19.66 m³/ton of cathode zinc in 2024. Active investments include a water efficiency and effluent reuse project at Cajamarquilla, which increases the volume of treated water reused within the smelting cycle, and an industrial wastewater treatment plant under construction at Juiz de Fora, with completion expected in 2026.

Environmental, Social and Governance (ESG)

Materiality Matrix

In 2025, we conducted our first comprehensive revision of our materiality matrix since 2023, driven by the adoption of CSRD and IFRS S1/S2 double materiality requirements, updated regulatory benchmarking across Brazil and Peru, and changes to our operating portfolio, including the addition of Aripuanã and the divestment of Morro Agudo. The process involved consultation with 507 stakeholders across both countries.

The revised matrix retains eight priority topics: Dam, Waste and Tailings Management; Climate Change; Natural Capital; Environmental Incident Risk Management; Social Development; Corporate Integrity and Governance; Human Capital; and Health, Safety and Well-being. Key changes include the addition of Environmental Incident Risk Management as a standalone priority topic, the integration of Plurality into Human Capital, and the

Environmental

•	Dam, waste and tailings management. Tailings management is among the most consequential operational and reputational risks we carry. High volumes of tailings, increasingly stringent regulatory requirements under frameworks such as GISTM, and the irreversible nature of structural failures make this a priority that cannot be managed through compliance alone. Our strategic response has been to systematically migrate away from wet tailings storage toward dry stacking, a method that significantly reduces the volume of water-saturated material storage and the associated failure risk. Cerro Lindo, Vazante, Aripuanã and Três Marias all operate dry stacking systems. In 2025, we filtered an average of 34.7% of tailings material across all operations and through backfill method 26.6%, with only 38.6% disposed in tailings dams. Additionally, notable results were achieved at Três Marias, filtering an average of 74.6% of tailings material, a meaningful operational benchmark that we track against GISTM-aligned standards and intend to improve further as capital investment in filtration capacity continues.
•	Climate change. Our Scope 1 emissions derive mainly from fuel combustion in mobile equipment and industrial process activities. In 2025, our electrical energy supply was 98.4% renewable, primarily hydroelectric, which structurally limits our Scope 2 exposure relative to peers operating on carbon-intensive grids. Transition risks we actively monitor include potential regulatory carbon pricing in Brazil and Peru, carbon-market volatility affecting the economics of offset strategies, and the long-term operational viability of high-emission mobile equipment fleets as decarbonization standards tighten in the mining sector. In 2025, we revised our emissions targets. For a description of these revised commitments and for 2025 performance data, see the Emissions Reduction section above.

Environmental, Social and Governance (ESG)

•	Natural Capital. Water availability is a material operational and social risk, particularly at Cerro Lindo, which operates in a water-stressed coastal environment and sources desalinated seawater for operational use, eliminating direct competition with local communities for freshwater. Our target is a 10% reduction in specific water consumption at both mining and smelting operations by 2030, against updated baselines established in 2025. For further detail on our revised targets, 2025 performance data, and active efficiency investments, see the Water Usage and Disposal section above.
•	Environmental Incident Risk Management: Our operations generate atmospheric emissions, effluents, and solid waste streams that are managed under site-specific environmental control systems. The primary incident risk vectors are unplanned releases of process water or tailings, excess atmospheric emissions during abnormal operations, and dust dispersion from exposed surfaces, particularly during high-rainfall periods in Brazil and dry seasons in Peru. In 2025, we invested US$32.5 million in environmental management initiatives and incurred US$22.3 million in environmental operating expenditures. These amounts include spending on environmental compliance, pollution control systems, monitoring programs, and other environmental management activities.

Social

•	Social development. Our acceptance among local communities is a direct input to operational continuity, particularly in Peru, where proximity to communities and historically contested resource rights require sustained, substantive engagement. In 2025, we invested US$9.4 million in social initiatives in Peru and US$1.9 million in Brazil, supporting 169 social projects that benefited more than 6,000 people. Community tensions or conflicts remain a monitored risk. Though to date we have not experienced operational disruptions attributable to community opposition, we actively track early indicators and maintain formal grievance mechanisms at each operating unit.

Governance

•	Corporate Integrity and Governance. Business conduct practices create risks and opportunities for corporate integrity. Despite continued enhancements to our reporting mechanisms and awareness efforts through our Ethics Line and Compliance training and communications, opportunities remain to strengthen whistleblower protection, including external access and safeguards against retaliation. Political engagement can support sectoral policy development but requires clear governance to prevent misalignment with ESG commitments. Acting responsibly and transparently is one of our core values. We are committed to high standards of ethics and integrity across the entire company, whose principles stated in our Code of Conduct and reflected in our Compliance Program. Our Audit Committee and Board of directors are main agents in promoting the program and ensuring compliance with our Code of Conduct. In 2025, we completed a comprehensive revision of our Code of Conduct, one of the core elements of our Compliance Program. The updated version, which is expected to be approved by the Board of Directors in the upcoming months, was streamlined to enhance clarity and address emerging topics such as AI and cybersecurity. During the year, all employees received training on the Code of Conduct and our Anti-Corruption Policy, covering, among other topics, anti-corruption practices, conflicts of interest, data privacy, and AI. Additionally, we finalized a comprehensive review of our compliance policies, which are also expected to be approved by the Board of Directors in the upcoming months. In addition, we developed practical guidelines to further support employee understanding and application of our standards. We also activated a Cybersecurity Emergency Committee and incorporated AI-related risks into our strategic risk matrix. For further information on our Company's governance, see “Corporate Governance, Management and employees.”

Environmental, Social and Governance (ESG)

•	Human Capital: Workforce stability, technical capability, and occupational health are material to operational continuity in underground mining and smelting. Our workforce faces distinct risk profiles depending on operational context: shift-intensive underground work, exposure to chemical agents in metallurgical environments, and geographic isolation at remote sites. We manage these risks through occupational health monitoring, structured mental health support via our Employee Assistance Program, and a compensation structure that includes fixed and variable pay linked to both individual performance and ESG outcomes. In 2025, we delivered 203,744 training hours across the organization, 32.8 hours per employee, including mandatory safety training, technical development, and leadership programs. ESG performance targets have been embedded in senior leadership compensation since 2022 and are customized by role for all other employees.
•	Health, safety and well-being. Underground and metallurgical operations present the most direct risks to worker safety that we manage. In 2025, we recorded two fatal accidents and a TRIFR of 1.57, down from 2.36 in 2024 and approaching the first-quartile ICMM benchmark of 1.46. The zero-fatality commitment was not met in 2024 or 2025. For the full account of safety performance, program investments, and structural corrective actions, see the Safety section above.

Artificial Intelligence

In 2025, we launched the Nex.AI Program to enhance data and artificial intelligence capabilities across the organization, with a focus on operational efficiency, risk management, and data-driven decision-making. The Nex.AI Program is structured around three main pillars: (i) Data, Analytics, and AI Initiatives targeting measurable business outcomes; (ii) Regulatory and Governance of data and AI use; and (iii) Culture and People promoting data literacy and capability building across the workforce.

Our corporate data infrastructure will support these pillars through standardized, quality, and traceable data essential for scalable AI deployment. The main features of the implementation of the Nex.AI program are:

(i)	Technology Framework. The program aims to leverage scalable cloud platforms, analytics tools, and proprietary models, ensuring flexibility, scalability, and compliance with cybersecurity and data protection standards;
(ii)	Governance. Policies and processes will be in place for data management, model development, and lifecycle management of AI solutions, focusing on quality, accountability, and transparency;
(iii)	Risk Management. Through measures such as Responsible AI policies and training, we aim to manage risks related to data privacy and cybersecurity;
(iv)	Future Actions. We will continue to expand AI policies, capabilities, prioritizing disciplined and incremental adoption to support operational resilience, efficiency, and long-term value creation.

Regulatory Matters

Regulatory matters

We are subject to a wide range of governmental regulations in the jurisdictions in which we operate. The following discussion summarizes the kinds of regulations that have the most significant impact on our operations.

Brazilian regulatory framework

Mining rights and regulation of mining activities

Mining activities in Brazil are governed by the Brazilian Federal Constitution of 1988, the Brazilian Mining Code and other decrees, laws, ordinances, and regulations, such as Decree nº 9.406/2018 which renewed the regulation of the Mining Code. These regulations impose several obligations on mining companies, including rules for exploration and exploitation of mineral deposits, health and safety of personnel and local communities where mines are located, and environmental protection and remediation measures. The MME and ANM regulate mining activities in Brazil, whereas the ANM is responsible for monitoring, analyzing, and promoting the performance of the Brazilian mineral economy, granting rights related to the exploration and exploitation of mineral resources and mineral reserves and other related activities in Brazil.

Under the Brazilian Federal Constitution, surface property rights are distinct from mineral rights, which belong exclusively to the Brazilian Federal Government, the sole entity responsible for governing mineral exploration and mining activity in Brazil.

Summary of Brazilian concessions

In Brazil, we hold 74 exploration authorizations, 10 mining concessions, 5 mining concession applications, 2 rights to apply for mining concession and 9 exploration authorization applications, which we broadly and collectively refer herein to as mineral rights, that cover a total area of 405,645.7 hectares, of which: (i) 343,738.2 hectares, or 84.8%, are exploration authorizations, (ii) 5,706.1 hectares, or 1.4%, are mining concessions, (iii) 1,641.8 hectares, or 0.4%, are mining concession applications, (iv) 1,344.5 hectares, or 0.3%, are rights to apply for mining concession and (v) 53,215.1 hectares, or 13.1%, remain as exploration authorization applications and are presently under initial geological reconnaissance.

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

Failure to pay the applicable fees for any given year will result in us forfeiting our mineral rights. As of December 31, 2025, we have paid all applicable royalties, taxes, and fees on our mineral rights. Our mineral rights in Brazil that are not currently undergoing exploration, or production will not expire unless we fail to timely pay the applicable royalties, taxes, and fees, as well as the applicable penalties and meet the ANM’s and environmental authorities’ requirements, as applicable. See “Information on the Company—Regulatory Matters—Brazilian regulatory framework—Royalties and other taxes on mining activities.”

The following table summarizes our mineral rights in Brazil.

		Mineral Rights
	Mine/Project	Titles	Area (hectares)
Mines	Vazante	36	13,453.4
	Aripuanã	12	36,854.0
Prospective Projects	Various	52	355,338.3
Total		100	405,645.7

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

Decommissioning

In Brazil, enterprises dedicated to the exploitation of mineral resources shall submit a recovery plan to receive a mining concession. Accordingly, the environmental recovery of the degraded areas caused by mineral exploitation activities shall have been planned since their conception. According to Minas Gerais law, entrepreneurs must also submit to the environmental agency an environmental plan for closing two years before the planned mine closing. According to federal law, all mine closure plans must be approved by the ANM as well as the environmental licensing agency. We have been complying with legal requirements regarding mine closure plans and continue to comply with all regulatory and environmental requirements.

Royalties and other taxes on mining activities

Revenues from mining activities are subject to the Brazilian mining royalty, Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), which is paid to the ANM. CFEM is a monthly royalty based on gross revenue, excluding taxes on the sale of minerals. When the produced minerals are used in its internal industrial processes, CFEM is determined based on the costs incurred to produce them. CFEM is determined by a reference price of the respective mineral to be defined by the ANM. The applicable rate varies according to the mineral product (currently 2.0% for zinc, lead, copper, and silver). In addition, we are required to make certain fee payments for exploration authorizations known as the Annual Fee per Hectare (Taxa I por Hectare). There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states, such as Minas Gerais and Mato Grosso, where the concessions are located.

Since the State of Minas Gerais granted a tax benefit suspending VAT on the commercialization of metallic zinc by companies incorporated in the State, regulatory scrutiny of operations in the State has increased. We have provided all the requested information by the tax authorities in this process of reviewing the commercialization of our products throughout the zinc value chain. In case the buyer does not comply with the VAT deferred regulation, we may be subject to (i) subsidiary liability (pursuant to art. 57, IN, RICMS/MG); or (ii) joint liability (pursuant to art. 124, I of National Tax Code and art. 56, XI, RICMS/MG). For additional information, see “Risk Factors—Changes in tax laws, and any related tax agreements we have entered into or may enter into with local governments, may increase our tax burden and, as a result, could adversely affect our business, financial position and results of operations.”

The states of Mato Grosso and Minas Gerais, among others in Brazil, approved a tax on mining operations collected according to the nature of the extracted ore.

Environmental regulations

We are subject to several environmental regulations related to, among other matters, water resources, caves, waste management, contaminated areas, areas of permanent preservation, conservation of protected areas and environmental recovery policies. For more information on environmental recovery policies that we are subject to, see “Information on the Company—Mining Operations—Tailings disposal.” Specifically, we have taken the following actions regarding contaminated areas and areas of permanent preservation:

Contaminated areas. We have conducted environmental assessments on our operation units to verify the existence of contamination in groundwater and soil. The assessments prepared for the Brazilian units identified deviations in soil, groundwater, and surface water quality standards. We are committed to improving the management of areas identified as contaminated. For most of the identified deviations, we developed a robust remediation plan in order to comply with all legal requirements. We recorded provisions in our consolidated financial statements in respect of any potential liabilities associated with these deviations from applicable standards. See “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Environmental expenses.” We continue to conduct similar assessments with respect to the Peruvian operating units.

Regulatory Matters

Areas of permanent preservation. Permanent Preservation Areas (Áreas de Preservação Permanente, or APP) are areas that, because of their importance for preserving water resources, geological stability, biodiversity protection and erosion control, receive special legal protection. The existence of such protected areas within a property, whether in urban or rural locations, may cause restrictions to the performance of the intended activities. Interference or removal of APP vegetation is only allowed in cases of public utility (such as mining activities), social interest, or low environmental impact, if there is a prior authorization from the applicable environmental authorities. Most of our properties in the state of Minas Gerais interfere in APPs in some way, however all are authorized by environmental agencies. For such properties, we have either established an advanced ongoing regularization process or have started the process for other properties. The regularization process includes the implementation of rigid controls over the properties.

Tailings dams. In December 2023, the State of Minas Gerais published State Decree No. 48,747/2023, regulating the environmental recovery policies that companies are required to have in place in the event of an accident or deactivation of a dam. Under State Decree No. 48,747/2023, any dams that meet the requirements established under the 2019 Dam Safety Policy law must have an environmental guarantee policy in place. During the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. We complied with this requirement in 2024. The amendment also established that mining companies must have presented 50% of the chosen guarantees by the end of 2024. The guarantee can be made by one of the following methods: (i) cash deposit; (ii) CDB; (iii) bank guarantee; or (iv) guarantee insurance. On December 27, 2024, we filed the environmental recovery proposal, contracting for 50% of the guarantee. As of December 31, 2025, we estimated that US$22.3 million would be required to cover the applicable dams under this policy. We have provided US$11.1 million in bank guarantees covering all of our structures in Minas Gerais, representing 50% of the total required guarantee. A new State Decree, enacted on December 31, 2024, established that the timeline for the remaining installments will only begin after the approval of the proposal by the environmental agency. We are still awaiting such approval before proceeding with the remaining obligations. For more information, see “Information on the Company—Tailings Disposal—Regulatory framework.”

In 2024, a new resolution was published by the State of Minas Gerais (GMG Resolution No. 83, of the Civil Defense), in Brazil, which establishes the minimum requirements for the preparation, analysis and approval of the second section of the Dam Emergency Action Plan (PAE), following the powers of the Civil Defense of Minas Gerais, according to State Decree No. 48,078, of November 2020. This resolution aims to standardize and ensure the effectiveness of emergency measures in dams. Among the main new requirements are the implementation of geotechnical monitoring rooms, which operate 24 hours a day, 7 days a week, in addition to changes in the sounding of alert sirens, which were implemented in the units of Três Marias, Juiz de Fora and Vazante. These new requirements reflect the industry’s, and therefore our focus on improvement of safety and monitoring structures, increasing the efficiency of emergency prevention and response actions at dams. See “Information on the Company—Mining Operations—Tailings disposal” and Notes 27 and 32(b) of our consolidated financial statements.

In 2025, the ANM issued Resolution No. 220/2025, which establishes a new, consolidated regulatory framework for tailings dam safety with stricter oversight, monitoring and emergency requirements, while maintaining the ban on upstream dams. Most provisions take effect in August 2027 and may increase compliance costs due to additional technical and operational requirements. For more information, see “Information on the Company—Tailings Disposal—Regulatory framework.”

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

Regulatory Matters

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

In August 2025, Brazil enacted the General Environmental Licensing Law (Federal Law No. 15,090/2025), establishing a unified national framework for environmental licensing procedures. The law seeks to align legislation and regulation across federal, state, and municipal authorities within the National Environmental System (“Sisnama”), strengthening legal certainty, transparency, and efficiency in permitting processes by defining guiding principles for licensing, including public participation, disclosure of environmental studies, streamlined procedures, and a strengthened focus on environmental risk assessment and prevention.

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

Peruvian regulatory framework

Mining rights and regulation of mining activities

In Peru, private landowners own surface land, while the government retains ownership of all subsurface land and mineral resources, with the Peruvian Constitution establishing that mineral resources are the property of the Nation and the State is sovereign in their administration. The Peruvian government may establish by law the conditions for granting exploitation rights and titles to individuals and legal entities. The General Mining Law (Texto Único Ordenado de la Ley General de Minería) is the primary legislation governing metallic and non-metallic mining activities in Peru and is complemented by regulations approved by the Ministry of Energy and Mines (MINEM), which through its regulatory body, the Dirección General de Minería (“DGM”), proposes and evaluates mining sector regulations and authorizes the commencement of mining activities. Mining activities such as exploration, exploitation, mining labor, beneficiation, and mining transport are conducted exclusively through concessions granted by the Peruvian State via the Instituto Geológico, Minero y Metalúrgico, though concession holders must separately purchase surface land, reach temporary use agreements with landowners, or obtain legal easements from MINEM to develop exploration or exploitation works.

Mining concessions are irrevocable and have an indefinite term, provided holders comply with obligations including payment of annual validity fees per hectare and achievement of minimum annual production targets, with failure to pay fees or production penalties for two consecutive years resulting in cancellation. Concession holders must also satisfy minimum annual production thresholds within a specified period—currently thirty years beginning the year after grant for concessions granted after October 2008, and thirty years beginning January 2009, for earlier concessions—or face potential cancellation. In September 2024, Congress began reviewing an amendment to the General Mining Law that would increase annual validity fees from US$3 to US$5 per hectare and reduce the term to satisfy minimum annual production from thirty years to twenty years, which, if adopted, could have a material impact on our business and projects. As of the date of this annual report, the amendment has not been adopted.

Regulatory Matters

Additionally, on June 26, 2024, Supreme Decree No. 011-2024-EM was enacted, allowing any holder of a beneficiation concession (concesión de beneficio) to have a tolerance margin of up to 10% additional to the authorized daily installed capacity of mineral processing, without the need to apply to the corresponding beneficiation concession modification procedure. It should be noted that the additional processing capacity must not result from the installation of new equipment, new auxiliary facilities, repowering, or modification of the operating parameters of the equipment, process improvements, among other changes that require the prior approval of the amendment of the beneficiation concession.

Summary of Peruvian concessions

In Peru, we hold, through Nexa Peru and its subsidiaries, 477 mining and exploration concessions, which cover a total area of 178,261.1 hectares and 4 mineral claims totaling 1,500.0 hectares. Of our mines in Peru, the Atacocha mine property includes 147mining concessions that cover an area of 2,872.5 hectares and one beneficiation concession, the El Porvenir mine property includes 25 mining concessions that cover an area of 4,846.7 hectares and one beneficiation concession, the Cerro Lindo mine has 68mining concessions that cover an area of 44,171.3 hectares and one beneficiation concession. In addition, we have 95 mineral rights concessions for greenfield projects in Peru that cover a total area of 34,518.3 hectares. Our prospective projects include 42 mining concessions that cover an area of 91,852.3 hectares.

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

The following table summarizes our mining concessions in Peru:

		Concessions
	Mine/Project	Titles	Area (hectares)
Mines	Atacocha	147	2,872.5
	El Porvenir	25	4,846.7
	Cerro Lindo	68	44,171.3
Greenfield Projects	Florida Canyon Zinc	11	8,700.0
	Hilarión	48	9,374.0
	Magistral	36	16,444.3
Prospective Projects	Various	147	91,852.3
Total		477	178,261.1

Exploration and authorization and mining concession regimes

Mining concessions are granted for an indefinite term, though dependent on the fulfillment of certain legal obligations. The commencement and re-commencement of exploration and/or exploitation mining activities are subject to the prior obtainment of an authorization for the commencement of activities before the DGM. Such authorizations could be subject to a prior consultation procedure with indigenous communities, conducted by MINEM, if mining activities were to impact said communities’ collective rights and territories as determined by the Ministry of Culture.

As of December 31, 2025, we primarily owned metallic mining concessions with respect to zinc, copper, silver and lead. Our mining rights and concessions are in full force and effect under applicable Peruvian laws. We believe that we comply in all material respects with the terms and requirements applicable to our mining rights and concessions.

Regulatory Matters

Decommissioning

Title holders of mining exploitation and beneficiation activities, and, in some cases, of exploration activities require the prior approval of a mine closure plan, which includes the environmental rehabilitation, restoration and remediation measures that shall be executed along with the mining operations and until its closure. Once the corresponding mine closure plan is approved, a guarantee (usually a bank performance bond) must be granted in favor of the MINEM to back up the environmental costs associated with the execution of the mine closure plan. Mining exploitation and beneficiation activities may only be initiated once the mine closure plan is approved, and the corresponding environmental guarantee is duly submitted before the competent authority. The referred guarantee is renewed yearly. If the titleholder of an ongoing mining operation fails to comply with this obligation, the MINEM is entitled to suspend the execution of such mining operation. In 2025, Supreme Decree No. 006-2025-EM amended the mine closure regulation to implement changes introduced by Law No. 31347, strengthening technical and financial closure requirements. Key amendments include: (i) a requirement for detailed engineering in closure plans, subject to verification by the supervisory authority; (ii) extension of financial guarantees to cover major components during progressive closure; (iii) mandatory revision of closure plans when environmental impact studies are modified; and (iv) enhanced monitoring powers for environmental oversight authorities. Additional provisions for enforcing the detailed engineering requirement and financial guarantees remain pending. These changes align Peru’s regulatory framework with international best practices and enhance environmental and operational safety throughout the mine closure process. For additional information, see “Risk Factors—Political, economic, social, and regulatory risks—Our mineral rights may be terminated or not renewed by governmental authorities.”

Royalties and other taxes on mining activities

Holders of mining concessions are required to pay a mining royalty (regalía minera) to the Peruvian government for the exploitation of metallic and non-metallic resources. The amount of the royalty is payable on a quarterly basis and is equal to the greater of (i) an amount determined in accordance with a statutory scale of marginal tax rates from 1.0% to 12.0% based on a company operating income margin and applied to that company’s operating income and (ii) 1.0% of a company’s sales, in each case during the applicable quarter. We are also required to pay annual fees (derecho de vigencia) for our mining concessions and, in some cases, penalties for not timely reaching the minimum production levels or the minimum annual investment set by Peruvian mining law.

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

Environmental regulations

The development of economic activities in Peruvian territory, such as those related to the mining industry, are subject to a broad range of general environmental laws and regulations related to the generation, storage, handling, use, disposal and transportation of hazardous and controlled materials; the emission and discharge of hazardous materials into the ground, air or water; and the protection of migratory birds and endangered and threatened species and plants. These regulations also set environmental quality standards for noise, water, air and soil, which shall be considered for the preparation, assessment, and approval of the corresponding environmental management instrument, granted by the National Service for Environmental Certification of Sustainable Investments (“SENACE”) for exploitation and beneficiation activities, or the MINEM for exploration activities.

Regulatory Matters

The Ministry of Environment and other administrative entities, such as the Dirección General de Asuntos Ambientales Mineros (“DGAAM”), have the authority to enact regulations related to environmental matters. Additionally, the Environmental Supervision Agency (Organismo de Evaluación y Fiscalización Ambiental, or “OEFA”), is the competent authority in charge of supervising and imposing sanctions on mining companies upon non-compliance of applicable environmental legislation. In addition, there are other competent governmental agencies or authorities on specific environmental matters such as water, forestry resources, protected natural areas and aquatic environment that regulate, authorize, and supervise environmental compliance and liability.

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

The Peruvian Congress initiated a revision process of a law to prohibit economic activities in the headwaters of basins, which are considered vulnerable areas that require protection and mitigation measures. However, the revision process lost momentum and has shown no sign of progress to date. If adopted, this law could have a material impact on our projects in case any new projects were to occur in headwaters of basins.

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

On March 19, 2025, Supreme Decree No. 006-2025-EM amended the Regulation for Mine Closure, introducing several key changes. Financial guarantees must now cover progressive closure measures for major components—including tailings storage facilities, waste rock dumps, leach pads, open pits, and underground workings—in addition to final and post-closure activities. Mining titleholders have three years to update their guaranteed budgets and must provide additional guarantees if required by the enforcement authority. The amendment establishes joint and several liability for mining titleholders, directors, and/or majority shareholders for actions or omissions that breach the Mine Closure Plan and cause actual environmental harm. Additionally, mining titleholders responsible for abandoned units or non-compliance causing environmental damage are prohibited for five years from acquiring new mining rights or obtaining authorizations for exploration, exploitation, or beneficiation activities.

Additionally, on July 24, 2025, Resolution No. 00019-2025-OEFA/CD was published, introducing several favorable changes to the enforcement framework. Key reforms include: (i) elimination of the sanctioning provision that discouraged voluntary remediation and did not exempt administrative liability, establishing that timely correction before the start of the sanctioning procedure is sufficient, even for non-compliances previously considered non-remediable; (ii) creation of commitment agreements allowing supervised parties to undertake specific corrective actions in lieu of receiving administrative measures; and (iii) revision of the “Manifestly Evident Improvement” definition so that compliance is measured by the achievement of environmental objectives, permitting measures that provide higher levels of environmental protection provided they do not generate new significant negative impacts.

Regulatory Matters

Environmental permit regularization processes

Supreme Decree 040-2014-EM provided special procedures allowing us to acquire environmental and operational permits for mining operations and to regularize the mining of certain areas within the Cerro Lindo and Atacocha mines. While these regularization procedures were successfully completed, compliance with these special procedures did not exempt us from administrative sanctions by OEFA for the implementation of certain mining components without obtaining the corresponding environmental permits. Similarly, Supreme Decree 013-2019-EM allowed for further regularization procedures to be conducted, which also allowed us to acquire environmental and operational permits for infrastructure and mining areas in the Cerro Lindo, Atacocha, El Porvenir and Chapi (which was sold on December 23, 2024) mines. The regularization procedure for Cerro Lindo was denied due to an unfavorable opinion by the National Water Authority, yet proper procedure was not followed for which judicial measures to appeal the denial were taken and are currently in course. Atacocha’s procedure was conducted to completion while the El Porvenir regularization procedure is still underway. The Chapi mine (which was sold on December 23, 2024) procedure did not fall through and the areas subject to the procedure must follow the standard mine closure regulations.

Supreme Decree 014-2024-EM allowed a new opportunity for regularization for environmental certifications to take place, for which an initial communication to MINEM and OEFA had to be made by December 13, 2024. The Cerro Lindo, Atacocha, El Porvenir, Chapi (which was sold on December 23, 2024) and Cajamarquilla operations invoked said procedure on time and presented the corresponding technical information by September 2025. All cases are pending evaluation by MINEM. Likewise, OEFA may impose sanctions for environmental non-compliance.

Regulation of other activities

In addition to mining and environmental regulation, we must abide by regulations related to, among other activities, the use of explosives, fuel storage, controlled substances, telecommunications, archeological remains, and energy concessions. We are also subject to more general legislation on labor, occupational health and safety, and indigenous communities, among others. With respect to labor regulations, in July 2023, a 2022 law establishing a series of measures to eliminate the outsourcing of a company’s “core business” activities was deemed to be unconstitutional because it was determined to be an unenforceable bureaucratic barrier by the National Institute for the INDECOPI. In addition, we initiated a lawsuit seeking to declare the unconstitutionality of this law. However, in October 2025 the Constitutional Court determined that the prohibition to outsource core activities is constitutional. As a result, chances of obtaining a favorable outcome in the aforementioned lawsuit are remote. In parallel, there is a class action initiated by SEDAPAL challenging the aforementioned law, which that is pending a final judgment on appeal. We are not a party to this class action, but its outcome may impact the legal criteria applicable to our situation. The complaint filed at INDECOPI is still in effect in our favor, and we continue to monitor any developments.

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

Regarding occupational health and safety regulations, on December 2023, Supreme Decree No. 034-2023-EM was enacted, amending the Regulation of Occupational Safety and Health in Mining approved by Supreme Decree No. 024-2016-EM. Among the key modifications made are the inclusion of parameters for the development of geo-mechanical, hydrogeological, seismicity, and stability studies; the elaboration of a monthly report on geotechnical supervision of tailings deposits, pads, leaching heaps, and waste rock deposits; changes regarding which entity should receive the preliminary report on hazardous incidents or fatal accidents; as well as the addition of a chapter on tailings deposit management which includes parameters for the development of a geotechnical monitoring and control program, a risk analysis and assessment, a management plan, among others. We began adapting and complying with the new obligations incorporated by the amendment in 2024.

Regulatory Matters

In addition, in September 2024, Legislative Decree No. 1680, which establishes the “Archaeological Surface Diagnosis” was enacted. The decree allows for the certification of the non-existence of archaeological remains through an archaeologist duly authorized and registered with the Ministry of Culture, without the need to process the approval of a Certificate of Non-Existence of Archaeological Remains (“CIRA”).

Overview

II.	Operating and financial review and prospects

Overview

Executive summary

Below are our highlights in 2025:

•	Operational performance. In 2025, we reported net income of US$223.1 million compared to a net loss of US$187.4 million in 2024, while advancing the operational milestones that positions us for volume recovery in 2026. Net revenues reached US$3,002.1 million, an 8.5% increase year-over-year, mainly driven by higher metal prices that offset lower smelting sales volumes. The improvement in net income reflected higher gross profit, a non-cash impairment reversal of US$91.7 million and increased foreign exchange gains. See “Overview—Results of Operations—Net revenues” for more information.
•	Production and sales. In 2025, mining production decreased 4.6% on a zinc equivalent basis, from 705.1 thousand tonnes in 2024 to 672.4 thousand tonnes in 2025, mainly attributed to lower volumes across all metals, except gold. Our total metal sales (metallic zinc and zinc oxide) decreased 4.1% from 591.3 thousand tonnes in 2024 to 567.0 thousand tonnes in 2025.
•	Aripuanã. Following completion of the ramp-up phase in June 2024 and consolidation of operational performance through 2025, Aripuanã reached 76% average capacity utilization in the fourth quarter, with plant downtime reduced by approximately 50% compared to the first half of 2025. A fourth tailings filter was delivered to the site in November 2025, and installation is expected in April 2026, and commissioning in the first half of 2026. Full operational capacity is expected in the second half of 2026.
•	CAPEX. Our capital expenditures totaled US$351.9 million in 2025, a 27.1% increase compared to 2024, mainly reflecting investments related to Phase I of the Cerro Pasco Integration Project, focused on the tailings pumping system, and the appreciation of the Brazilian real against the U.S. dollar. Sustaining investments, including those in tailings storage facilities, accounted for 94.9% of total capital expenditures.
•	Exploration activities. In 2025, we continued to prioritize brownfield exploration aiming at extending the life of our current mines, allocating 65.8% of the mineral exploration budget to projects around our operating mines and 34.2% to greenfield initiatives. Total exploration drilling reached 69.8 km in 2025, compared to 63.8 km in 2024.
•	Divestments. In 2025, we completed the sale of the Otavi Project in Namibia for US$3.0 million upfront, plus up to US$7.0 million in contingent payments, while retaining royalty rights. Namibia remains a strategic region for Nexa, supporting the advancement of copper exploration initiatives in the Kalahari Copper Belt.
•	Financial Transactions. In December 2025, we initiated a revenue hedge strategy for silver and gold through Zero Cost Collar derivatives. This strategy is designed to reduce price exposure at our Peruvian mining operations in 2026 and protect operating margins.

Key factors affecting our business and results of operations

Reporting segments

We operate through two reporting segments, mining, and smelting. Our vertically integrated structure means that in 2025, 100% of our zinc mining production was processed by our own smelters, while our own mines supplied approximately 50.1% of the total zinc raw material consumed (excluding oxide). The balance was sourced from third-party concentrate suppliers. Revenues from the mining segment include intercompany sales to the smelting segment, and costs of the smelting segment include corresponding intercompany purchases; both are calculated on an arm’s length basis to evaluate each segment’s performance individually and are eliminated in consolidation.

The profitability of our mining segment depends primarily on prevailing world prices for the metals we produce and on our unit cost to produce concentrates. Treatment charges, the processing fees that smelters charge to convert concentrate into refined metal, reduce the net revenue our mining segment realizes on concentrate sales.

Overview

The profitability of our smelting segment is less directly exposed to metal price movements, as prices affect both revenue and raw material cost. Smelting margins are instead mainly driven by treatment charges, which impacts the segment’s cost to acquire concentrates; the premiums over benchmark metal prices that we realize on our refined products, operating costs and recovery efficiency at our smelters; and revenue from by-products. Additionally, since our smelters generally pay for 85% of the zinc LME price, they capture the value of the residual 15% – referred to in the industry as ‘free metal”. Because treatment charges represent a cost to the mining segment and a benefit to the smelting segment, our integrated model naturally offsets treatment charges movements, which explains our consolidated margin profile.

Our segments are reported in accordance with IFRS 8 – Operating Segments, and the information is presented to the Chief Executive Officer, who is our Chief Operating Decision Maker (CODM). Our segment results are derived from the accounting records and are adjusted for reallocations between segments, depreciation and amortization and miscellaneous adjustments, if any, for the period. For more information, see “Operating and Financial Review and Prospects—Results of Operations—Non-IFRS Accounting Standards measures and reconciliation” in this report. See also Note 2 to our consolidated financial statements.

Metal prices

Our financial performance is significantly affected by the market prices of the metals we produce, especially zinc, copper and lead, and to a lesser extent, silver, gold, and other by-products recovered in our smelting operations. Zinc is our primary revenue driver, and movements in the LME zinc price have the most material impact on our consolidated results. Metal prices have historically been subject to significant volatility and are affected by numerous factors beyond our control. The factors that influence pricing, which affect each metal to varying degrees, include global macroeconomic conditions, regional and sector-specific demand trends (particularly in construction, infrastructure, automotive and, increasingly, energy transition applications), levels of mine and smelter supply, inventory dynamics on the LME and other exchanges, the availability and cost of substitutes, and currency exchange rates. Prices can also be affected by shorter-term factors, including shifts in speculative positioning and exchange warehouse flow.

The market prices for zinc, copper and lead are principally referenced to the daily cash seller and settlement price established on the LME. For zinc, LME prices reflect the balance of global supply and demand for both concentrate and metallic zinc. The supply of metallic zinc depends on concentrate availability and secondary feed volumes, and the utilization of global smelting capacity. Copper and lead prices are determined by analogous supply-demand dynamics, though each metal has a distinct demand profile and concentrate market structure.

In addition to metal prices, the treatment charges negotiated between miners and smelters for the processing of concentrates have a material effect on our results, functioning as a cost to the mining segment and a cost offset to the smelting segment. Movements in benchmark treatment charges, which have been notably compressed in recent periods, can influence segment profitability independently of metal price levels.

The table below sets forth the average published market prices for the metals and periods indicated:

	For the Year Ended December 31,
Average Market	2025		2024
Prices of Base Metals	(US$/tonne)	(US¢/lb)	(US$/tonne)	(US¢/lb)
Zinc (LME)	2,869.66	130.17	2,779.02	126.05
Copper (LME)	9,944.94	451.09	9,146.79	414.89
Lead (LME)	1,963.44	89.06	2,072.67	94.01

	For the Year Ended December 31,
Average Market Prices of Precious Metals	2025	2024
	(in US$/oz)
Silver (LBMA)	40.03	28.27
Gold (Fix)	3,431.54	2,386.20

Overview

The key drivers and latest trends of each of the metals that we produce are discussed below.

Zinc

Zinc is essential to the construction, transport, and infrastructure industries, which represent approximately 50%, 21%, and 16% of zinc end-use, respectively, according to Wood Mackenzie. Galvanizing, the application of zinc coatings to protect steel from corrosion, accounts for approximately half of global consumption and positions zinc as an indirect beneficiary of the global buildout of renewable energy infrastructure, including wind towers, solar racking systems and transmission networks that rely on galvanized steel components.

The annual average price of zinc on the LME for the year ended on December 31, 2025, was 3.3% higher compared to the year ended December 31, 2024. Zinc prices fluctuated greatly during the year, shaped by two distinct phases. In the first half of the year, following the U.S. tariff announcements, U.S. dollar strength and uncertainty around global trade policy dragged down zinc prices sharply in early April alongside other base metals. In the second half of the year, U.S. dollar depreciation following interest rate cuts by the Federal Reserve, combined with a strong and sustained depletion of exchange inventories outside China lifted zinc prices. LME zinc inventories fell by 54.1% over the year, from 234,100 tonnes in January to a low of 33,825 tonnes in late November, less than one day of global consumption, and remained below 100,000 tonnes for most of the second half. This inventory constraint outside China, where domestic inventories followed a different pattern, sustained zinc prices above the US$3,000/t mark for much of the fourth quarter.

On the demand side, global refined zinc consumption reached 13.6 million tonnes, an increase of 1.1% compared to 2024, according to Wood Mackenzie's December 2025 report. China led growth, where government stimulus measures and infrastructure spending supported galvanized steel demand, as well as by gains in India and parts of Europe. However, demand in the United States and certain Asian markets remained low, influenced by tariff-related uncertainty affecting construction and automotive activity, both significant zinc-consuming sectors.

On the supply side, mine production increased 4.7% in 2025 compared with 2024, totaling 12.8 million tonnes, as new and expanded operations, including Kipushi, Ozernoye and Mehdiabad, outperformed market expectations, generating a concentrate surplus of 263 thousand tonnes. Refined zinc production increased 2.6%, driven predominantly by new Chinese smelting capacity, including the expansion at Chehe Nanfang and the start of operations at the Wangyang and Anning smelters, which collectively boosted China's refined output to record levels. However, refined supply growth outside China remained constrained as smelters in several other countries continued to operate below capacity. The Odda smelter expansion in Norway was delayed, and low treatment charges, combined with limited uncontracted concentrate availability, prevented a meaningful rebound in ex-China output. This divergence, surplus refined metal in China alongside physical scarcity in the rest of the world, was the defining structural feature of the zinc market in 2025 and a primary driver of LME price support.

Spot treatment charges for imported concentrates in China recovered from record lows in 2024 and reached US$110 per tonne in July 2025, but fell sharply to US$35 per tonne by December 2025, as reported by Wood Mackenzie. Long-term contract treatment charges decreased from US$165 per tonne in 2024 to US$80 per tonne in 2025. The decline in treatment charges compressed smelting margins and, combined with limited concentrate availability on the spot market, reinforced the operating constraints on non-Chinese smelters. For integrated producers such as Nexa, the TC environment creates offsetting effects: lower TCs reduce smelting revenue but reflect tighter concentrate markets that support mining margins.

According to Wood Mackenzie’s December 2025 report, the global zinc metal market closed 2025 with a surplus of 40 thousand tonnes, with refined production of 13.7 million tonnes narrowly exceeding consumption. However, this global balance masked significant regional imbalances, as the physical availability of metal outside China remained severely constrained throughout the year.

Copper

Copper is used in building construction, power generation and transmission, electronic product manufacturing, and the production of industrial machinery and transportation vehicles. According to Wood Mackenzie, electricity end uses, including electric vehicles, renewable energy systems and grid infrastructure, accounted for a growing share of global copper consumption in 2025, reinforcing copper’s role as a structural beneficiary of the energy transition.

Overview

The annual average price of copper on the LME for the year ended on December 31, 2025, was 8.7% higher compared to the year ended on December 31, 2024. Prices increased through the first quarter, supported by a weaker U.S. dollar and expectations of Chinese stimulus, before falling sharply in early April alongside other commodities following U.S. tariff announcements. Copper recovered more quickly than most base metals, however, uncertainty over potential U.S. copper import tariffs in 2026 boosted speculative long positions across both LME and COMEX and incentivized physical metal flows into U.S. warehouses. Stronger-than-expected demand led by robust Chinese consumption from electric vehicles, renewables, and appliances, as well as solid Middle Eastern growth, further reinforced the price recovery by eroding already thin stock buffers.

On the supply side, mine production growth remained modest at 0.7% in 2025 as smelters faced maintenance outages, project delays and sharply lower treatment and refining charges, which signaled tightening concentrate markets. Refined production increased 2.1%, constrained by concentrate availability outside China. Consumption, however, grew 4.2%, outpacing supply growth and resulting in a refined market deficit of 203 thousand tonnes, according to Wood Mackenzie’s 2025 report.

Lead

Lead is used primarily in lead-acid batteries for starting, lighting, and ignition applications, energy storage systems, and telecommunications backup power, which together account for approximately 85% of global lead consumption. Other end uses include radiation shielding, ammunition, and construction materials. Because lead is predominantly mined as a by-product of zinc, copper, and silver operations rather than as a primary metal, its mine supply is largely determined by production decisions for those metals, making the lead price particularly sensitive to demand-side shifts. The annual average price of lead on the LME for the year ended December 31, 2025, was 5.3% lower than compared to the year-ended December 31, 2024. Prices traded above US$2,000 per tonne through the first quarter, supported by seasonal restocking and inventory draws in western markets, but fell sharply in April following the broad commodities sell-off triggered by U.S. tariff announcements, reaching a year-low near US$1,830 per tonne. Prices partially recovered in the second half of 2025 but remained below prior-year levels as surplus conditions weighed on sentiment.

Silver

Silver is both a precious metal and an industrial metal. Its monetary role as a store of value supports price resilience during periods of economic uncertainty, while its physical properties make it essential to a growing range of industrial applications. Industrial fabrication now accounts for approximately 59% of total silver consumption, with solar photovoltaic manufacturing alone representing roughly one-fifth of global demand, up from approximately 5% a decade ago, according to the Silver Institute. Othe significant industrial end uses include electronics, electric vehicle components, and brazing alloys, in addition to traditional applications in jewelry and silverware.

The annual average LBMA silver price for the year ended on December 31, 2025, was 41.6% higher compared to the year ended December 31, 2024. Silver prices accelerated sharply in the second half of the year, driven by a convergence of record industrial offtake, renewed investor demand through exchange-traded products, and persistent physical market tightness. Silver prices reached the highest level of the year on December 30, 2025, at US$74.83 per ounce, which was 116.9% above the highest point of the previous year reached on October 24, 2024. This represented a new all-time nominal high for the LBMA silver price. The global silver market recorded its fifth consecutive annual supply deficit in 2025, with demand continuing to outpace mine production that remained broadly flat at approximately 813-823 million ounces. Approximately 70% of silver is mined as a by-product of copper, lead, and zinc operations, which limits the ability of producers to respond to higher prices by increasing silver-specific output.

Gold

Gold is primarily a monetary and investment asset, with additional demand from jewelry, electronics, and central bank reserve accumulation. The annual average LBMA gold price for the year ended on December 31, 2025, was US$3,431.54 per ounce, 43.8% higher compared to the year ended on December 31, 2024. Gold prices reached successive all-time highs throughout the year, driven by sustained central bank purchasing, particularly from emerging market institutions seeking to diversify reserves away from the U.S. dollar, as well as strong investor inflows into exchange-traded products amid geopolitical uncertainty and expectations of monetary easing. Like silver, gold produced in our mining operations is recovered as a by-product of our polymetallic ore processing, and its price performance contributed to the favorable precious metals environment that positively impacted our net revenues in 2025.

Overview

Production volumes, ore grade and metal mix

Our production volumes, the ore grade from our mines and the mix of metals in our product portfolio affect our business performance. For more details, see “Information on the Company—Mining Operations.” Our zinc, copper lead and silver production decreased by 3.5%, 6.4%, 9.0%, and 6.7%, respectively, while gold production increased by 6.2%, in 2025.

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

Sales prices for our products are based on LME and/or LBMA quotations. Concentrates are typically sold at the LME price reference minus a discount (treatment charge for zinc and lead; treatment charge and refining charge for copper). Metallic zinc and zinc oxide are typically sold at the LME quotation averaged during a quotation period, such as the month after shipment, the month prior to shipment or another agreed period, plus a negotiable premium that varies based on quality, shape, origin, and delivery terms, as well as the market where the metal will be sold. In 2025, 49.3% of the total zinc raw material consumption in our smelters was produced by our mines and 50.7% was purchased from third parties or obtained from secondary raw materials (including oxide). We buy zinc concentrates from different suppliers in the market to meet our raw material requirements. We sell all our copper and lead concentrates production to metal producers and international traders, on international market terms.

Our sales of metallic zinc are highly diversified. Our customer base is composed mainly of end users across various industries, including transport, construction, infrastructure, consumer goods, and industrial machinery. In 2025, 81.9% of our total sales were to customers in the continuous galvanizing, general galvanizing, die casting, transformers, and alloy segments, and 18.1% were to international traders. Our ten largest customers represented approximately 52.9% of our total sales volume. Overall, in 2025, we sold to more than 309 customers across 42 different countries.

Free zinc, treatment charges, premiums, and smelter by-products

Smelters operate as processing businesses that generate margins on the concentrates and other feed stocks they process. The price for the underlying metal is largely passed through from the miner supplying the concentrate or the supplier of the secondary feed material to the smelter’s customer. Our smelters use zinc concentrate as feedstock, which is supplied both from our own mines and third-party suppliers. The smelter’s revenue comes from three primary sources (i) the treatment charge reflects a discount applied to the purchase price of concentrates, (ii) free metal, which is the refined metal produced and sold over and above the metal content paid for in purchased concentrates and (iii) any premium on refined products. Additionally, our smelting operations generate revenue from by-products, which include sulfuric acid, silver concentrate, copper cement, copper sulfate, lead concentrate, lead-silver concentrate, and other metallurgical by-products.

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

Overview

The TC is a discount per tonne of concentrates, which is determined by negotiation between the seller (a mine or a trading company) and the buyer (a smelter). There are three types of treatment charges: benchmark TC (negotiated annually by major miners and buyers, serving as a market reference), spot TC (determined by short-term market conditions and supply-demand dynamics) or negotiated TC (set in direct agreements between smelters and miners or traders). For our integrated mining and smelter operations in Brazil and Peru, we apply a benchmark TC. For our other purchases of zinc concentrate from third-party miners and trading companies, we apply a negotiated TC.

In order to mitigate volatility, most of our third-party contracts use a three-year average TC, thereby smoothing price fluctuations. In 2025, this reference (based on the average benchmark TC of 2025, 2024 and 2023) was US$173/t concentrate, down 22.4% from the previous reference of US$223/t concentrate (based on average benchmark TC of 2024, 2023 and 2022).

The market trend for treatment charges levels reflects the balance between supply and demand for concentrates in the market. When concentrate supply exceeds smelting capacity, treatment charges increase. When concentrate supply is tight relative to smelting capacity, treatment charges decrease. These cyclical dynamics influence both our smelting profitability and the cost of processing third-party concentrates. For information regarding our actual treatment charges, see “Information on the Company—Smelting Operations.”

The following table sets forth, for the periods indicated, the zinc realized Benchmark TC, expressed in dollars per dry metric tonne (“dmt”) of concentrate.

	For the Year Ended December 31,
	2025	2024
Treatment Charge (in US$/dmt)	80	165

Source: Wood Mackenzie.

Premiums

Like other smelters, we sell metallic zinc and zinc oxide products at a premium over the base LME price. This premium reflects a combination of several factors, including the smelter’s service in delivering zinc in specific sizes, shapes, or qualities required by customers, as well as transportation costs. Additionally, premiums are influenced by supply and demand conditions in the respective regional markets. Since transportation costs and customer specification preferences vary by region, premiums are shaped more by regional and local market dynamics rather than by global trends.

The following table presents information on premiums for the indicated markets, expressed in U.S. dollars per tonne, for the periods specified.

	For the Year Ended December 31,
	2025	2024
Rotterdam (in US$/tonne)	245	200
Singapore (in US$/tonne)	115	105
United States (in US$/tonne)	419	386

Source: Wood Mackenzie.

The following table presents information on gross premiums over the base LME price for zinc oxide realized by our smelting operations in Brazil, expressed in U.S. dollars per tonne.

	For the Year Ended December 31,
	2025	2024
Brazilian operations (in US$/tonne)	622	648

Overview

Smelter by-products

Our smelting operations generate by-products, especially sulfuric acid and silver concentrate, the volumes and value of which depend on the chemical composition of the concentrate feed and the recovery rates achieved at each smelter.

Sulfuric acid, our main by-product in volume, is generated from sulfur dioxide gas released during the roasting of zinc concentrates. While our zinc smelters consume a portion of this acid in their leach plants, most of their requirements are met by sulfuric acid produced in the electrolysis stage, leaving most of the roasting-derived acid available for external sale. We sell sulfuric acid under annual and multi-year contracts as well as through spot transactions.

Silver concentrate is produced at our Cajamarquilla and Juiz de Fora smelters, recovered from intermediate process streams during the metallurgical treatment of zinc concentrates. The recovered silver is primarily sold to international traders and local customers.

Copper cement is produced at our Cajamarquilla smelter as a by-product of the purification stage of the hydrometallurgical process. It is sold to international traders and local customers, with logistics through the port of Callao. In 2025, our three smelters produced a combined 775,812 tonnes of sulfuric acid, of which 616,881 tonnes were available for external sale after internal consumption: Cajamarquilla accounted for 594,124 tonnes produced and 566,279 tonnes sold; Juiz de Fora produced 105,832 tonnes, with 50,170 tonnes sold; and Três Marias produced 75,856 tonnes, substantially all of which was consumed internally in the leach plant, with the remaining 877 tonnes sold.

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

In Peru, the energy market is relatively stable in terms of generation (based on hydrology forecasts) and pricing. In 2025, we sourced 2.6% of the energy for our operations from our own hydroelectric power plants and cogeneration in Cajamarquilla and the remaining 97.4% through third-party contracts with the SEIN.

In Brazil, our energy cost structure is supported by hydroelectric assets held through Pollarix, which consolidates our self-production interests and provides long-term supply stability and cost efficiency. Pollarix’s portfolio includes wholly owned assets, joint operations, and an equity-accounted investment.

•	Pollarix fully owns the Picada Hydroelectric Power Plant in Minas Gerais. In addition, Pollarix holds a 12.6% consortium interest in the Capim Branco Hydropower Complex, which comprises the Amador Aguiar I and Amador Aguiar II plants, accounted for as joint operations, and holds a 23.9% consortium interest in Igarapava Hydropower.
•	Pollarix also holds a 22.4% equity interest in ENERCAN (Campos Novos), accounted for under the equity method. Dividends received from ENERCAN are included in Pollarix’s Adjusted EBITDA, and Pollarix’s consolidated results—covering its wholly owned plant, joint operations, and equity-accounted investment—are reflected in our operational cash flow.

Pollarix’s sole activity is owning our energy assets, and it sells energy to our Brazilian operating subsidiaries at market prices. We control Pollarix through the ownership of all its common shares, which represent 33.3% of Polarix’s total share capital. The remaining shares are preferred shares with limited voting rights, held by Auren. Under the terms of the preferred shares, Auren is entitled to dividends per share that are 1.93 times higher than the dividends per share paid on the common shares. See “Information on the Company—Energy—Power and energy supply—Brazil.” As a result of Pollarix’s ownership structure, a portion of the profit from Pollarix’s energy sales to our Brazilian operating subsidiaries is attributable to non-controlling interests and recognized accordingly in our consolidated financial statements.

Overview

Environmental expenses

Our mines and smelters operate under licenses issued by government authorities that control, among other things, air emissions and water discharges and are subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, each operation once it permanently ceases activities, will require full site rehabilitation.

We have made significant investments to reduce our environmental impact on the areas in which we operate and to ensure that we are able to comply with environmental standards. All our operational units have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy.

Where appropriate, we establish environmental provisions for restoration or remediation of existing contamination and disturbance, with all material issues being reviewed annually. Provisions associated with smelter and mining operations sites primarily relate to soil and groundwater contamination.

Since 2016, we have conducted extensive studies and updates of our decommissioning plans, including potential environmental obligations. During this period, we also modified our internal policies for decommissioning and environmental issues, which require frequent updates of environmental studies to reflect the best international practices. As a result of these adjustments, we recorded additional environmental provisions of US$4.2 million and US$4.9 million in 2025 and 2024, respectively. Although not expected in the near future, changes in legislation and adjustments to our internal policies after the ongoing evaluations could require additional provisions.

Macroeconomic conditions of the countries and regions where we operate

Peru

The following table presents the inflation rates, interest rates, and exchange rates in Peru for the dates and periods indicated.

	For the Year Ended December 31,
	2025	2024
Real GDP growth rate (1)(2)	3.4%	3.5%
Internal demand growth rate (1)(2)	5.8%	4.0%
Private investment growth rate (1)(2)	10.0%	3.3%
Reference interest rate	5.1%	5.2%
CPI rate (2)	1.5%	2.0%
(Appreciation) devaluation of sol against the U.S. dollar (3)	(10.1%)	1.0%
Exchange rate of soles to US$1.00 (end of period) (4)	3.3625	3.7403

Sources: Central Reserve Bank of Perú, Peruvian Ministry of Economy and Finance, Bloomberg.

(1) Preview published by the Central Reserve Bank of Perú official report (“Peru in Figures”).

(2) Accumulated during each period.

(3) Exchange rate between end of periods.

(4) Official offer exchange rates.

Overview

Brazil

The following table presents inflation rates, interest rates, and exchange rates in Brazil for the dates and periods indicated.

	For the Year Ended December 31,
	2025	2024
Real GDP growth rate (1)(2)	2.3%	3.5%
Inflation rate (IGP-M) (1)(2)	(1.0%)	6.3%
Inflation rate (IPCA) (1)(2)	4.3%	4.8%
CDI rate (end of period) (1)(2)	14.9%	10.9%
SELIC rate (end of period) (1)(2)	15.0%	12.2%
TJLP (2)	9.1%	7.4%
(Appreciation) devaluation of real against the U.S. dollar (3)	(11.1%)	27.9%
Exchange rate of real to US$1.00 (end of period) (4)	5.5021	6.1920

Sources: Brazilian Central Bank, IBGE, Cetip, FGV, and Bloomberg.

(1) Preview published by the Brazilian Central Bank official report (“Focus”) as of January 2, 2026.

(2) Accumulated during each period.

(3) Exchange rate between end of periods.

(4) Official offer exchange rates.

Effects of exchange rate fluctuations

Prices for our products are based on international indices, such as LME prices, and denominated in U.S. dollars. However, a portion of our production costs are denominated in reais or soles, creating a mismatch between our revenue and costs in terms of currency. In 2025, 14.9% of our production costs and operational expenses were denominated in reais and 14.4% of our production costs and operational expenses were denominated in soles. The latter is a smaller portion compared to reais, since most of our costs in Peru are in U.S. dollars. As a result, our operational results are impacted by fluctuations in exchange rates between reais, soles, and the U.S. dollar.

In addition, our Brazilian subsidiary, Nexa Brazil holds outstanding accounts receivables and accounts payables to Nexa Resources, intercompany loans with its related parties and loans in foreign currency, which are denominated in U.S. dollars. The functional currency of Nexa Brazil is the real, therefore, Nexa Brazil recognizes exchange gains or losses when the real fluctuates compared to the U.S. dollar. These gains and losses are not eliminated in consolidation, as the functional currency of Nexa Resources is the U.S. dollar, meaning no offsetting gains or losses are recognized, which resulted in a net foreign exchange gain of US$74.4 million in our consolidated financial statements.

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

	Exchange Rates of S/ and R$ per US$1.00
	Period-End		Average (1)		High		Low
	S/	R$	S/	R$	S/	R$	S/	R$
Year ended December 31,
2024	3.7403	6.1920	3.7541	5.3917	3.8835	6.1988	3.6730	4.8540
2025	3.3625	5.5021	3.5679	5.5852	3.7810	6.2083	3.3610	5.2726
Month
January 2026	3.3690	5.2298	3.3571	5.3377	3.3690	5.4369	3.3452	5.1835
February 2026	3.3535	5.1492	3.3566	5.2003	3.3666	5.2584	3.3455	5.1379
March 2026 (through March 23)	3.4600	5.2437	3.4398	5.2300	3.4905	5.2875	3.3635	5.1593

Source: Central Reserve Bank of Peru, Brazilian Central Bank, official offer exchange rates.

(1) Annually represents the average of the daily exchange rates during the periods presented.

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

Luxembourg

The combined applicable income tax rate (including an unemployment fund contribution) as of January 1, 2025, was reduced from 24.94% to 23.87% (for entities with their statutory seat in Luxembourg City).

Brazil

Our Brazilian subsidiaries are subject to corporate income tax on both their Brazilian and non-Brazilian income. In addition to the corporate income tax, a social contribution tax is levied on their worldwide income. The combined applicable rate for both taxes is 34.0%. For a discussion of our effective income tax rate, see “Operating and Financial Review and Prospects—Results of Operations— Income tax (expense) benefit.”

Peru

Our Peruvian subsidiaries are subject to income tax on their worldwide income and are eligible for a potential credit for foreign taxes paid on income derived from foreign sources. The general income tax rate has been 29.5% since 2017.

Since January 1, 2022, the general income tax rate of 29.5% is applicable to Nexa Peru. Our Peruvian subsidiaries Nexa Peru, Nexa Resources El Porvenir S.A.C. and Nexa Resources Atacocha S.A.A. are subject to a special mining tax (Impuesto Especial a la Minería, or “IEM”), with marginal rates ranging from 2.00% and 8.40% of operating mining income, depending on the operating margin. In addition, these companies are subject to a mining royalty (regalía minera).

Dividends distributed to us by our Peruvian subsidiaries are subject to a withholding tax of 5.0 % on profits earned since 2017.

Results of Operations

Results of operations

The following discussion and analysis of our financial position and results of operations is based on our consolidated financial statements, for 2025, compared to 2024. For a discussion of the financial condition and results of operations for 2024 compared to 2023, please refer to "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2024. The following table sets forth our summarized results of operations for the periods indicated.

	For the Year Ended December 31,		Variation	% of Net Revenue from Products Sold
	2025	2024	2025/2024	2025	2024
	(in millions of US$)		(percentage)	(percentage)
Consolidated income statement information:
Net revenues	3,002.1	2,766.5	8.5	100.0	100.0
Cost of sales	(2,289.2)	(2,228.4)	2.7	(76.3)	(80.5)
Gross profit	712.9	538.1	32.5	23.7	19.5
Operating expenses:
Selling, general and administrative	(145.5)	(127.3)	14.2	(4.8)	(4.6)
Mineral exploration and project evaluation	(81.7)	(68.0)	20.2	(2.7)	(2.5)
Impairment reversal (loss) of long-lived assets	91.7	(32.9)	(378.7)	3.1	(1.2)
Other income and expenses, net	(79.5)	(33.5)	137.3	(2.6)	(1.2)
Operating income (loss)	498.0	276.4	80.2	16.6	10.0
Share in the results of associates	21.1	21.2	(0.5)	0.7	0.8
Results from associates’ equity	21.1	21.2	(0.5)	0.7	0.8
Financial income	29.9	24.0	24.4	1.0	0.9
Financial expenses	(306.5)	(245.8)	24.7	(10.2)	(8.8)
Other financial items, net	89.2	(147.7)	(160.4)	3.0	(5.4)
Net financial results	(187.4)	(369.5)	(49.3)	(6.2)	(13.4)
Income (loss) before tax	331.7	(71.9)	(561.3)	11.0	(2.6)
Income tax (expense) benefit	(108.6)	(115.6)	(6.1)	(3.6)	(4.2)
Net income (loss) for the year	223.1	(187.4)	(219.1)	7.4	(6.8)

Net revenues

In 2025, net revenues of US$3,002.1 million increased by 8.5%, or US$235.6 million compared to 2024. This growth was primarily driven by higher metal prices, partially offset by lower smelting sales volume. Higher prices of silver and gold contained in concentrates positively impacted net revenues by approximately US$175.1 million. The average LME prices for zinc, a key benchmark for our pricing, increased by 3.3%, from US$2,779.0 per tonne in 2024 to US$2,869.7 per tonne in 2025. This increase contributed approximately US$53.6 million to net revenues, based on our 2024 sales volumes of 591.3kt and the average LME price difference of US$90.6/t between 2025 and 2024. Additionally, the average price of copper increased 8.7% from US$9,146.8 per tonne in 2024 to US$9,944.9 per tonne in 2025, contributing an additional US$27.5 million to net revenues. These positive impacts were partially offset by lower smelting sales volume, which reduced net revenues by approximately US$67.5 million, and by lower sales volume of copper and lead negatively impacted net revenues by approximately US$32.6 million. For a discussion of the underlying reasons driving the change in commodity prices, see “Operating and Financial Review and Prospects—Overview—Key factors affecting our business and results of operations—Metal Prices.”

The following table shows a breakdown of our net revenues by destination of our sales.

Results of Operations

	For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Peru	965.5	833.9
Brazil	654.3	601.0
United States	233.4	166.9
Singapore	208.7	234.8
Switzerland	136.1	224.3
South Korea	99.2	60.4
Chile	94.8	78.2
United Kingdom	85.2	62.6
Argentina	79.7	81.5
Luxembourg	66.5	71.3
Austria	47.4	42.8
Taiwan	39.0	30.5
Colombia	38.6	31.2
South Africa	36.5	39.4
Turkey	30.9	20.6
Germany	21.0	23.2
Belgium	19.8	9.0
Ecuador	14.5	11.1
China	13.1	7.6
France	12.0	3.4
Sweden	11.8	0.8
Japan	11.2	39.7
Netherlands	9.1	5.5
Vietnam	9.0	18.7
Other	64.8	68.0
Net revenues	3,002.1	2,766.5

Net revenues by destination reflected a continued strengthening of sales to home markets and a shift in the geographic mix towards direct end-user destinations. Peru and Brazil, our home markets, where we hold a leading competitive position, accounted for US$1,619.8 million, or 54.0% of consolidated net revenues in 2025, an increase of US$184.9 million, or 12.9% compared to 2024, mainly due to both higher metal prices and the strong performance of our Cajamarquilla smelter, which serves the Peruvian domestic market and is the primary export platform for our refined zinc products.

Sales to the United States increased 39.8% to US$233.4 million, driven primarily by higher Cajamarquilla export volumes directed to U.S. customers and increased demand from the U.S. galvanizing sector. South Korea sales also grew, increasing 64.2% to US$99.2 million, reflecting expanded silver and copper cement sales to direct end users. These gains were partially offset by lower revenues from Switzerland, which declined 39.3% to US$136.1 million, and Japan, which declined 71.8% to US$11.2 million. The declines in Switzerland and, to a lesser extent, Singapore and Luxembourg largely reflect changes in the booking destination of trading-intermediated sales rather than a loss of end-market demand, and a reallocation of concentrate sales from trading intermediaries to direct end users.

Overall, the geographic diversification of our revenues continued in 2025, with no single country outside our home markets representing more than 8% of our net revenues.

The following table sets forth the components of our production and sales volumes for the metals and periods indicated.

Results of Operations

	For the Year Ended December 31,
	2025	2024
Treatment Ore (in tonnes)	13,024,510	13,420,966
Mining Production—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	315,648	326,995
Copper contained in concentrates (in tonnes)	33,396	35,698
Lead contained in concentrates (in tonnes)	63,086	69,303
Silver contained in concentrates (in oz)	10,905,969	11,694,073
Gold contained in concentrates (in oz)	38,247	36,027
External Mining Sales—Metal Contained in Concentrate
Zinc contained in concentrates (in tonnes)	0	887
Copper contained in concentrates (in tonnes)	33,371	35,669
Lead contained in concentrates (in tonnes)	62,631	69,267
Smelting Production—Zinc Contained in Product Volumes
Cajamarquilla (metal available for sale in tonnes)	345,281	334,078
Três Marias (metal available for sale in tonnes)	122,731	144,096
Juiz de Fora (2) (metal available for sale in tonnes)	61,827	81,989
Total zinc metal production (in tonnes)	529,839	560,163
Zinc Oxide Production—Zinc Contained in Product Volumes
Três Marias (Zinc oxide, contained zinc in tonnes)	34,566	34,569
Smelting Sales—Product Volumes (3)
Metallic zinc (in tonnes)	532,488	556,795
Zinc oxide (in tonnes)	34,531	34,512
Total smelting sales volumes (in tonnes)	567,019	591,307

(1)	Based on typical zinc contents in metallic zinc products and zinc oxide. For more details, see “Information on the Company—Smelting Operations—Smelter sales.”
(2)	Including 3,181 tonnes of zinc ashes and drosses in 2025 and 2,861 in 2024.
(3)	Including resale.

Cost of sales

In 2025, our cost of sales of US$2,289.2 million increased by 2.7%, or US$60.7 million, compared to 2024. At the segment level, the increase reflected mixed trends: smelting cost of sales increased 9.7%, or US$175.3 million, mainly driven by significantly lower treatment charges, which raised the effective cost of third-party zinc concentrates, while mining cost of sales decreased 7.3%, or US$73.5 million, reflecting lower production volumes and associated variable cost reductions. On a consolidated basis, treatment charges were the most significant driver of the cost increase. The three-year average benchmark TC used in most of our third-party contracts fell 22.4%, from US$223 per tonne of concentrate to US$173 per tonne, reflecting the decline in the annual benchmark from US$165 per dry metric tonne in 2024 to US$80 in 2025. Because treatment charges function as a discount on the price we pay for concentrates, this compression directly increased our smelting raw material costs. Higher zinc and copper prices also raised the payable metal component of concentrate purchases. These increases, along with higher maintenance expenses, particularly at our Brazilian smelters and unfavorable foreign exchange variations, were partially offset by lower smelting sales volumes and reduced energy costs. For a detailed discussion of segment-level cost dynamics, see “Operating and Financial Review and Prospects—Results of Operations—Results by segment.”

Selling, general and administrative expenses

In 2025, our selling, general and administrative (“SG&A”) expenses of US$145.5 million increased by 14.2%, or US$18.1 million, compared to 2024. This increase was mainly driven by higher personnel and third-party services expenses, increased freight expenses from higher sales volume at Cajamarquilla, and unfavorable foreign exchange variations.

Mineral exploration and project evaluation

In 2025, our mineral exploration and project evaluation expenses totaled US$81.7 million, representing an increase of 20.2%, or US$13.7 million, compared to 2024. This increase was primarily due to an increase in mineral exploration expenses, reinforcing our strategy of prioritizing exploratory drilling programs aimed at identifying new mineralized trends, both near operating mines and within greenfield initiatives. In 2025, our exploration drilling reached 69.8 km, compared to 63.8 km in 2024, including early-stage exploration programs.

Results of Operations

Impairment reversal (loss) of long-lived assets

In 2025, we conducted our annual impairment test, analyzed all indicators and recorded an impairment reversal of US$91.7 million. This reversal was primarily comprised of an impairment reversal related to the Cerro Pasco cash-generating unit of US$108.0 million. The reversal primarily reflects higher short- and long-term metal price assumptions. This effect was partially offset by the recognition of an impairment loss of US$16.3 million on other individual assets. For further information about our impairment assessments, please refer to Note 31 to our consolidated financial statements.

Other income and expenses, net

In 2025, our other income and expenses, net negatively impacted our results by US$79.5 million, mainly due to the recognition of a non-cash accumulated loss of US$49.3 million as of December 31, 2025, compared to a loss of US$3.3 million as of December 31, 2024, due to the significant change in the projected copper price under the Aripuanã copper concentrate offtake agreement, which is measured at fair value through profit or loss.

The following table presents our other income and expenses, net for the periods indicated. For further information, please refer to Note 9 to our consolidated financial statements.

	For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Other income and expenses, net
Changes in fair value of offtake agreement	(49.3)	(3.3)
Changes in fair value of derivative financial instruments	0.2	0.7
Loss on sale and write-off of property, plant and equipment	(1.6)	(16.2)
Changes in asset retirement, restoration and environmental obligations	(0.2)	13.8
Slow moving and obsolete inventory	(10.4)	(10.9)
Provision for legal claims	(15.2)	1.9
Penalties and fines on income tax	(11.4)	-
Contribution to communities	(12.9)	(14.6)
Changes in fair value of energy forward contracts	9.6	0.1
Divestment and restructuring	7.7	9.0
Others	3.8	(14.0)
Total other income and expenses, net	(79.5)	(33.5)

Net financial results

In 2025, we recognized net financial expenses of US$187.4 million, a decrease of 49.3%, or US$182.1 million, compared to US$369.5 million in 2024. This decrease was mainly due to:

•	Our financial income in 2025 increased by 24.4%, or US$5.9 million, to US$29.9 million. This increase was mainly due to reversals of monetary adjustments on contingencies recognized in prior periods, and the increase in Brazilian benchmark interest rates.
•	Our financial expenses in 2025 increased by 24.7%, or US$60.7 million, to US$306.5 million. This increase was primarily attributed to interest on tax contingency provisions and premiums on bond repurchases. These effects were partially offset by lower interest on lease liabilities and other positive financial impacts.
•	Other financial items, net increased by US$236.9 million, reaching US$89.2 million in 2025. This increase was mainly due to a positive effect attributable to the depreciation of the U.S. dollar on U.S. dollar-denominated balances and intercompany loans of Nexa Brazil, reflecting the appreciation of the Brazilian real in 2025, following a depreciation in 2024, and the fair value gains related to the cross-currency swap contracts we entered into to hedge the Brazilian real exposure of Nexa Brazil debentures.

Results of Operations

•	Excluding the impact of foreign exchange variations, our net financial results increased by 18.5%, or US$40.8 million, to US$261.7 million in 2025 compared to US$220.9 million in 2024, because of the aforementioned reasons.

Income (loss) before tax

As a result of the factors described above, our income before tax in 2025 was US$331.7 million, as compared to a loss before tax of US$71.9 million in 2024.

Income tax (expense) benefit

In 2025, we recorded an income tax expense of US$108.6 million, as compared to an income tax expense of US$115.6 million in 2024. Our current income tax expense in 2025 decreased by 48.3%, or US$99.3 million, to US$106.4 million, mainly due to decrease in the income tax provision related to the Cerro Lindo stability agreement.

The difference between the nominal and effective tax rates in 2025 and 2024 is attributed to items that impacted the calculation of current income tax for these periods. These include the tax effect in translation of non-monetary assets (liabilities) to functional currency in Peru and the uncertain income tax treatment, specifically related to the Cerro Lindo Stability Agreement, which decreased the effective tax rate in 2025, as well as tax losses that did not qualify for deferred tax asset recognition, the special mining levy and mining taxes in Peru, and the difference in tax rate of subsidiaries outside Luxembourg, that increased the effective tax rate in the period. In 2025, we recorded a deferred tax expense of US$2.2 million, a decrease of US$92.3 million compared to 2024, mainly because of the reduction in the tax losses and foreign exchange expenses in Brazil.

Net income (loss) for the year

As a result of the foregoing, we had net income of US$223.1 million in 2025 compared to a net loss of US$187.4 million in 2024. This performance was driven by an increase in operating income from higher gross profit, a non-cash impairment reversal recorded during the year, and increased foreign exchange gains. These positive factors were partially offset by higher net financial expenses, increased other income and expenses, primarily due to changes in the fair value of offtake agreement, along with higher mineral exploration and project evaluation expenses.

Results by segment

The following table presents our summarized results of operations by segment for the periods indicated.

	For the Year Ended December 31,		Variation	Variation
	2025	2024	2025/2024	2025/2024
Consolidated Income Statement Information:	(in millions of US$)			(percentage)
Net revenues:
Mining	1,569.9	1,349.7	220.2	16.3
Smelting	2,057.1	1,997.3	59.7	3.0
Intersegments Sales	(669.3)	(604.0)	(65.3)	10.8
Adjustments (1)	44.4	23.5	20.9	88.9
Total	3,002.1	2,766.5	235.6	8.5
Cost of sales:
Mining	(938.3)	(1,011.7)	73.5	(7.3)
Smelting	(1,975.1)	(1,799.8)	(175.3)	9.7
Intersegments Sales	669.3	604.0	65.3	10.8
Adjustments (1)	(45.1)	(20.9)	(24.2)	115.8
Total	(2,289.2)	(2,228.4)	(60.8)	2.7
Gross profit:
Mining	631.6	337.9	293.7	86.9
Smelting	82.0	197.6	(115.6)	(58.5)
Adjustments (1)	(0.7)	2.6	(3.3)	(126.9)
Total	712.9	538.1	174.8	32.5

(1)	See Note 2 to our consolidated financial statements.

Results of Operations

Mining

Net revenues

In 2025, our net revenues in the mining segment totaled US$1,569.9 million, an increase of 16.3%, or US$220.2 million, compared to 2024. This increase was driven by the combined effect of higher metal prices and lower treatment charges, which more than offset declines in production volumes across copper and silver. Higher LME zinc prices contributed approximately US$53.6 million to mining revenues, while the sharp increase in precious metals prices, silver up 41.6% and gold up 43.8% on an annual average basis, had a significant positive impact on the value of by-product credits in our polymetallic concentrates. The decline in benchmark treatment charges from US$165 to US$80 per dry metric tonne also benefited mining segment revenue, as lower TCs increase the net realized price on concentrates sold to our smelting operations. In 2025, 100% of our zinc concentrate production was directed to our smelting operations in Peru and Brazil, with internal transfer prices calculated on an arm's length basis using the benchmark TC.

Cost of sales

In 2025, our cost of sales in our mining segment totaled US$938.3 million, a decrease of 7.3%, or US$73.5 million, compared to 2024. The decrease primarily reflected the impact of lower production and sales volumes on variable costs, as treated ore sales volume declined 3.0% year-over-year. These cost reductions were achieved despite Aripuanã operating for a full year following the completion of its ramp-up phase in 2024, which added a full twelve months of operating costs to the mining segment's cost base compared to approximately six months in the prior-year period.

Smelting

Net revenues

In 2025, our net revenues in the smelting segment amounted to US$2,057.1 million, an increase of 3.0%, or US$59.7 million, compared to 2024. The increase was supported by higher LME zinc prices and an increased contribution from smelter by-products, mainly sulfuric acid and silver concentrate, which more than offset a 4.3% decline in total smelting sales volumes, while higher regional premiums in key markets also positively contributed.

Cost of sales

In 2025, our cost of sales in the smelting segment totaled US$1,975.1 million, representing an increase of 9.7%, or US$175.3 million, compared to 2024. The increase was primarily driven by significantly lower treatment charges. The benchmark TC fell from US$165 per dry metric tonne of concentrate in 2024 to US$80 per dry metric tonne in 2025, a 51.5% decrease and one of the lowest benchmark levels observed. As treatment charges function as a discount on the price we pay for concentrates, a lower TC directly increases our raw material costs. Each dollar decline in the effective TC, applied across our third-party concentrate purchases, translates into an equivalent increase in smelting cost of sales. Higher zinc prices also contributed to increased concentrate acquisition costs, as the payable metal component is priced based on the LME. Additionally, higher maintenance and operating expenses at our Brazilian smelters accounted for the balance of the cost increase. These effects were partially offset by lower smelting sales volumes, which declined 4.1% year-over-year.

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

Results of Operations

A breakdown of Adjusted EBITDA by segment is presented below.

	For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Breakdown of Adjusted EBITDA by segment:
Mining	658.3	464.1
Smelting	113.3	249.6
Other (1)	0.3	0.5
Adjusted EBITDA	771.9	714.1

(1) Represents the residual component of Adjusted EBITDA either not pertaining to the mining or smelting segments, or represents items that, because of their nature, are not being allocated to a specific segment.

Non-IFRS Accounting Standards measures and reconciliation

Adjusted EBITDA

In 2025, our Adjusted EBITDA amounted to US$771.9 million, up 8.1% compared to 2024, primarily attributed to higher zinc prices, higher by-products contribution, and favorable foreign exchange variations, partially offset by increased operating costs in both segments, and lower metal sales volume.

Our management uses Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations and other restoration obligations; (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning, and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of Aripuanã. Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of Aripuanã are not considered infrequent, unusual, or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Commencing in July 2024, these effects have no longer been included since, at the end of June 2024, Aripuanã reached the final stage of its ramp-up phase, transitioning to an ongoing operation. Also, since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year. See “Operating and Financial Review and Prospects—Key factors affecting our business and results of operations—Energy costs.”

Our calculation of Adjusted EBITDA may differ from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

A reconciliation of Adjusted EBITDA to our net income (loss) for the years indicated is presented below.

Results of Operations

	For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Reconciliation of Adjusted EBITDA:
Net income (loss) for the year	223.1	(187.4)
Depreciation and amortization	289.0	330.2
Share in the results of associates	(21.1)	(21.2)
Net financial results	187.4	369.5
Income tax (benefit) expense	108.6	115.6
Change in fair value of offtake agreement (1)	44.2	0.1
Impairment loss (reversal) of long-lived assets (2)	(91.7)	32.9
Impairment (reversal) of other assets (3)	-	0.3
Aripuanã ramp-up impacts (4)	-	25.2
Gain (loss) on sale and write-off of property, plant and equipment (5)	1.6	16.2
Remeasurement adjustment of streaming agreement (6)	24.6	21.1
Change in fair value of energy forward contracts (7)	(9.6)	(0.1)
Other restoration obligations (8)	(8.1)	1.0
Divestment and restructuring gains (9)	(7.7)	(9.0)
Dividends received in cash (10)	23.8	25.2
Asset retirement obligations remeasurement estimate (11)	7.7	(5.3)
Adjusted EBITDA	771.9	714.1

(1) Non-cash adjustment: Derivative financial instrument related to the “offtake agreement.”

(2) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal).

(3) Non-cash adjustment: Value-added-taxes impairment loss.

(4) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their expected production capacity. Commencing in July 2024, these effects were no longer included since, at the end of June 2024 it reached the final stage of its ramp-up phase, transitioning to an ongoing operation.

(5) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(6) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(7) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix and Nexa Energy.

(8) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water, or liquid waste.

(9) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(10) Amount in cash dividend received from associates (currently, Enercan is our only associate), as our management considers this dividend part of the analysis of our energy costs.

(11) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

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

A reconciliation of Net Debt to loans and financing as of December 31, 2025, and 2024 is presented below.

	As of December 31,
	2025	2024
	(in millions of US$)
Calculation of Net Debt:
Loans and financings	1,706.0	1,762.6
Derivative financial instruments	(2.3)	(1.5)
Lease liabilities	121.1	95.9
Cash and cash equivalents	(515.9)	(620.5)
Financial investments	(5.7)	(19.7)
Net Debt	1,303.2	1,216.8

Results of Operations

Net Debt to Adjusted EBITDA

We define Net Debt to Adjusted EBITDA ratio as Net Debt divided by Adjusted EBITDA.

The calculation of our Net Debt to Adjusted EBITDA ratio for the periods indicated is presented below.

	As of and For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Calculation of Net Debt to Adjusted EBITDA Ratio:
Net debt (period end)	1,303.2	1,216.8
Adjusted EBITDA	771.9	714.1
Net Debt to Adjusted EBITDA Ratio	1.69	1.70

Adjusted EBITDA Margin

We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. The calculation of our Adjusted EBITDA margin for the periods indicated is presented below.

	For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Calculation of Adjusted EBITDA Margin:
Adjusted EBITDA	771.9	714.1
Net revenues	3,002.1	2,766.5
Adjusted EBITDA Margin	25.7%	25.8%

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

Results of Operations

All in sustaining cost, net of by-products credits: All in sustaining cost (“AISC”) is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties, and workers’ participation.

Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

For mining operations, we present below cash cost, net of by-products credits, sustaining cash cost, net of by-products credits and all-in sustaining cost and a reconciliation to our consolidated financial statements.

For the year ended December 31, 2025

	Vazante	Aripuanã	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate and Others	Mining
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Concentrate)
Tonnes	128,402	35,165	86,269	59,974	11,853	315,023		315,023
Cost of goods sold	134.1	220.9	331.6	193.7	71.76	952.0	(15.0)	937.0
On-site G&A	1.0	0.7	10.2	5.01	4.02	20.9		20.9
By-product credits	(21.2)	(160.7)	(450.3)	(225.9)	(109.58)	(967.7)	(63.8)	(1,031.4)
Treatment and refining charges	49.3	3.5	19.6	15.5	3.13	91.0		91.0
Selling expenses	0.2	1.8	2.1	0.9	0.48	5.4		5.4
Depreciation and amortization	(31.6)	(48.4)	(58.0)	(35.6)	(13.11)	(186.8)		(186.8)
Royalties	(2.9)	(8.6)	(6.7)	(3.0)	(1.34)	(22.5)		(22.5)
Workers’ participation & bonus	(2.0)	(2.5)	(9.3)	(9.4)	(3.54)	(26.7)		(26.7)
Others	0.6	0.7	3.4	1.4	(1.21)	5.0		5.0
Cash cost net of by-product credits (sold)	127.5	7.3	(157.4)	(57.2)	(49.4)	(129.2)	(78.8)	(208.0)
Cash cost net of by-product credits (sold) (US$/tonne)	992.9	207.5	(1,816.7)	(1,080.4)	(4,167.50)	(410.2)	0.00	(660.2)
Non-expansion capital expenditure	25.0	69.0	59.6	87.5	15.74	256.9	0.5	257.4
Sustaining cash cost net of by-product credits (sold)	152.5	76.3	(97.7)	30.3	(33.66)	127.7	(78.2)	49.4
Sustaining cash cost net of by-product credits (sold) (per tonne)	1,187.8	2,168.4	(1,128.2)	571.5	(2,839.7)	405.2		156.8
Workers’ participation & bonus	2.0	2.5	9.3	9.4	3.54	26.7		26.7
Royalties	2.9	8.6	6.7	3.0	1.34	22.5		22.5
Corporate G&A							44.5	44.5
AISC net of by-product credits (sold)								143.0
AISC net of by-product credits (sold) (per tonne)								454.0

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

Results of Operations

For the year ended December 31, 2025

	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate and Others	Smelting
	Operations (in millions of US$, unless otherwise indicated)
Sales Volume (Zinc Contained in Products)
Tonnes	149,210	60,457	345,874	555,541		555,541
Cost of goods sold	545.6	249.9	1,175.4	1,970.9	(4.9)	1,966.0
Cost of services rendered	(10.8)	(3.0)	(49.6)	(63.4)		(63.4)
On-site G&A	2.5	1.2	9.5	13.2		13.2
Depreciation and amortization	(31.2)	(16.2)	(46.6)	(94.0)		(94.0)
By-product credits	(17.1)	(26.9)	(220.9)	(264.8)	4.9	(259.9)
Workers’ participation & Bonus	(1.7)	(1.3)	(5.6)	(8.6)		(8.6)
Others	9.0	4.3	6.1	19.4		19.4
Cash cost, net of by-product credits (sold)	496.3	208.2	868.3	1,572.8		1,572.8
Cash cost, net of by-product credits (sold) (per tonne)	3,326.0	3,443.5	2,510.5	2,831.0		2,831.0
Non-expansion capital expenditure	27.0	16.9	49.1	93.0	0.3	93.3
Sustaining cash cost, net of by-product credits (sold)	523.3	225.0	917.4	1,665.7	0.3	1,666.0
Sustaining cash cost net of by-product credits (sold) (per tonne)	3,507.3	3,722.4	2,652.3	2,998.4		2,998.9
Workers’ participation	1.7	1.3	5.6	8.6		8.6
Corporate G&A					33.7	33.7
AISC net of by-product credits (sold)						1,708.3
AISC net of by-product credits (sold) (per tonne)						3,075.1

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

In April 2025, we issued US$500 million 6.600% senior unsecured notes due in April 2037. The net proceeds of this offering were directed towards funding a cash tender offer for part of our existing notes due in 2027 and in 2028. Also in April 2025, we announced and completed the early redemption and cancellation of all of our outstanding 5.375% Notes due 2027 in the principal amount of US$110.5 million. This strategic refinancing initiative extends our debt maturity profile, enhances financial flexibility, highlights solid credit metrics and investors' confidence, and reduces near-term refinancing risk.

In May 2025, to enhance our short-term liquidity and take advantage of competitive market conditions, we entered into an Advance on Export Foreign Exchange Contract term loan in the principal amount of US$40 million at a 5.350% annual interest rate with a six-month maturity term. This loan was repaid in a single installment including principal, interest, and applicable foreign exchange adjustments in December 2025.

In December 2025, we made a partial repayment of US$60.0 million on an export credit note maturing in 2027, which had an outstanding principal balance of US$90.0 million prior to this repayment.

Our financing strategy is to fund necessary capital expenditures at competitive cost while preserving liquidity and meeting our debt service obligations. We believe that our cash and cash equivalents on hand, cash generated from operations and available borrowings capacity will be adequate to meet our capital expenditure requirements and liquidity needs for our current obligations. We may, however, require temporary additional capital to support longer-term liquidity and future growth initiatives. Although we believe our sources of liquidity are adequate, weaker economic conditions in Brazil, Peru or globally could materially and adversely affect our business, financial condition, and liquidity.

Sources of funds

Our principal sources of funds are cash flows from operations and borrowings. The availability of cash flows from operations is affected by our working capital requirements and investment activities, as well as a need to service our indebtedness. In 2025, we generated net cash provided by operating activities of US$365.0 million, a 3.9% increase as compared to US$351.4 million in 2024, which was largely due to higher operating cash flow, partially offset by higher working capital needs.

Uses of funds

In the ordinary course of business, our principal funding requirements are related to capital expenditures and debt service. In 2025, we also used funds (i) to invest towards sustaining our current operations, (ii) for our working capital needs, (iii) for taxes and (iv) for interest to service debt and debt payments.

Capital expenditures

Our capital expenditures in 2025 amounted to US$351.9 million, 1.4% higher than our annual guidance mainly attributed to the appreciation of the Brazilian real against the U.S. dollar, which resulted in a negative impact of US$7 million in 2025.

Non-expansion investments, which includes sustaining, TSF and HS&E, among others, accounted for 99.7% of the total capital expenditures (or US$350.8 million) in 2025, including the amounts under “Reconciliation to Financial Statements” which are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Liquidity and Capital Resources

For 2026, we have budgeted US$380.8 million to invest in our operations and projects that are currently underway.

Expenses related to mineral exploration and project evaluation

In 2025, mineral exploration expenses were US$63.1 million, focused on unlocking the mineral potential of our assets. We continue with efforts to replenish and increase available mineral resources as part of our long-term strategy, advancing mineral exploration activities, focusing mainly on identifying new ore bodies through drilling campaigns and preserving our investments in greenfield projects and business development analysis. In 2026, we expect to spend US$67.7 million on expenses relating primarily to targeting greenfield and brownfield projects.

In 2025, project evaluation expenses amounted to US$15.1 million. In 2026, we expect to spend US$18.4 million on Information Technology initiatives to enhance cybersecurity solutions and optimize systems, as well as funding for the implementation of a new tailings stockpile in Aripuanã.

Distributions

Under our dividend policy, we aim to distribute annual dividends, subject to our governance framework and the availability of distributable amounts under Luxembourg law. The annual determination of distributable amounts (through dividends and/or share premium reimbursements) considers several factors, including: (i) cash balance; (ii) free cash flow and earnings generated during the year; (iii) leverage, measured by the Net Debt to Adjusted EBITDA ratio; (iv) capital investment programs and other capital allocation decisions; (v) expected future cash flows from operations; (vi) market volatility; and (vii) strategic planning considerations. In accordance with this policy, we target an annual dividend of up to 20% of free cash flow pre-events (defined as free cash flow excluding the effects of non-recurring or extraordinary items that are not part of our normal operations, including, among others, acquisitions, divestitures, legal settlements, and other one-off transactions), with a minimum payment of US$0.08 per common share.

For the year ended on December 31, 2025, the Board of Directors proposed a share premium reimbursement equivalent to 20% of the free cash flow pre-events, amounting to approximately US$17.5 million or US$0.132136 per share. This proposal is subject to approval at the annual general shareholder meeting, expected to take place on June 25, 2026. If approved, the share premium reimbursement is expected to occur on or around August 11, 2026, to shareholders of record as of July 26, 2026.

Debt

As of December 31, 2025, our total outstanding consolidated indebtedness (current and non-current loans and financings, including accrued interest as of December 31, 2025) is US$1,706.0 million, consisting of US$55.4 million of short-term indebtedness, including the current portion of long-term indebtedness (or 3.2% of the total indebtedness), and US$1,650.6 million of long-term indebtedness (or 96.8% of the total indebtedness). Our outstanding consolidated indebtedness decreased by 3.2% compared to December 31, 2024.

Our U.S. dollar denominated indebtedness as of December 31, 2025, was US$1,393.9 million (or 81.7% of our total indebtedness), our Brazilian real denominated indebtedness was US$312.1 million (or 18.3% of our total indebtedness).

As of December 31, 2025, US$362.3 million, or 21.2% of our total consolidated indebtedness, bears interest at floating rates, including US$190.0 million of real-denominated indebtedness that bear interest at rates based on the CDI, SELIC, TJLP and TLP rates (the long-term interest rates set by the Brazilian National Monetary Council and the basic costs of financing of the BNDES), and US$172.3 million of foreign currency-denominated indebtedness that bear interest at rates based on SOFR.

Only 3.2% (US$55.4 million) of the total debt matures in 2026, 2.9% (US$49.4 million) matures in 2027, 25.6% (US$436.1 million) matures between 2028 and 2031, 37.3% (US$636.8 million) matures between 2032 and 2036, while 31.0% (US$528.2 million) of total debt matures in and after 2037.

Liquidity and Capital Resources

We continuously assess short- and mid-term debt to finance operational activities, ensuring business continuity, efficient working capital management, and a stable maturity profile of our debt. Actions related to our capital structure, including, but not limited to, improving the profile of outstanding debt, extending maturity and assessing financing alternatives are constantly under evaluation.

The following table sets forth selected information with respect to our total outstanding consolidated indebtedness as of December 31, 2025.

		As of December 31, 2025
Indebtedness	Average Annual Interest Rate	Current Portion (1)	Long-term Portion(1)	Total(1)
		(in millions of US$)
Eurobonds – USD	Pre-USD + 6.67%	19.0	1,202.6	1,221.6
BNDES	TJLP + 2.82% SELIC + 3.10% TLP – IPCA + 5.85%	28.3	147.1	175.4
Export Credit Notes	SOFR + 2.4% SOFR + 2.5%	0.9	121.2	122.1
Debentures	CDI + 1.50%	4.6	117.5	122.1
Others		2.6	62.2	64.8
Total		55.4	1,650.6	1,706.0

(1) Includes principal and interest.

As of December 31, 2025, US$175.4 million remains outstanding under our loan agreements with BNDES regarding to Nexa Brazil’s facility agreements which are guaranteed only by Nexa Resources.

As of December 31, 2025, some of our debt instruments contained covenants that restrict, among other things, our ability, and the ability of certain of our subsidiaries to incur liens and merge or consolidate with any other person or sell or otherwise dispose of all or substantially all its assets. These instruments also contained covenants requiring that we comply with certain financial ratios, including:

•	a debt service coverage ratio equal to or higher than 1.0;
•	a net debt to EBITDA ratio equal to or lower than 4.0; and
•	an equity to total assets ratio equal to or higher than 0.3.

In 2024, we did not comply with one of the financial covenants included in the BNDES loan agreements, the capitalization ratio, which is measured as equity to total assets ratio, and must be equal to or higher than 0.3. We obtained a bank guarantee in accordance with the loan agreements which guaranteed us the right to classify the debt as long-term. Subsequently, in February 2025, we obtained a waiver from BNDES for the period from December 31, 2024, to December 31, 2025.

During 2025, we engaged in negotiations with BNDES and, on December 22, 2025, obtained a side letter authorizing: (i) the waiver of the financial covenants applicable to the fiscal year ended December 31, 2025, and (ii) the replacement of such covenants with a new contractual obligation to maintain a minimum corporate credit rating. The corresponding amendments to the loan agreements are expected to be executed within 120 days from the issuance of the letter. In accordance with the letter, the previous financial ratio requirements were replaced with minimum global-scale rating requirements. Given that the letter was issued prior to year-end and provides a legally enforceable and unconditional right to defer settlement, there was no event of default, and the previous covenants no longer affect the loan’s maturity profile. As of December 31, 2025, we were in compliance with these requirements, and management has not identified any conditions that would indicate a potential downgrade below the required levels.

Liquidity and Capital Resources

Short-term indebtedness and revolving credit lines

Our consolidated short-term indebtedness, including the current portion of our long-term debt, was US$55.4 million, including principal and interest, as of December 31, 2025.

We have a US$320 million sustainability-linked revolving credit facility, to support our liquidity profile, and the applicable margin may vary subject to compliance with carbon reduction key performance indicators. The facility is guaranteed by Nexa Brazil and Nexa CJM, and will mature in October 2028, and amounts drawn are subject to an initial interest rate of 1.60% plus Term SOFR per annum. As of December 31, 2025, no amounts were drawn under this facility.

In May 2025, to enhance our short-term liquidity and take advantage of competitive market conditions, we entered into a Term Loan of Advance on Export Foreign Exchange Contract in the principal amount of US$40 million at a 5.35% annual interest rate with a six-month maturity term. This loan was repaid in a single installment, including principal, interest, and applicable foreign exchange adjustments.

In December 2025, we made a partial early repayment of US$60.0 million for an export credit note maturing in 2027, which had an outstanding principal balance of US$90.0 million prior to the repayment.

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

•	Debentures. In April 2024, our wholly owned subsidiary Nexa Brazil issued 650,000 non-convertible ESG-linked debentures, each with a par value of R$1,000.00, totaling R$650 million (approximately US$130 million). The debentures mature on March 28, 2030, are unsecured, bullet, and bear interest at 100% of CDI interest rate plus 1.50% per annum. In March 2025, we entered into a cross-currency swap agreement to change the variability of the CDI exposure associated with these debentures to an effective fixed rate in USD of approximately 6.21% per annum. As of December 31, 2025, our outstanding principal amount under this debenture was US$122.1 million, including accrued interest.
•	Export Finance Notes. In December 2023, we issued a Credit Note in the total principal amount of US$50 million with maturity date of five years and costs of 2.20% plus TERM SOFR. As of December 31, 2025, our outstanding principal amount under this facility was US$50.1 million, including accrued interest.
•	Export Credit Notes. In March 2024, we extended by five years one of our remaining Export Credit Notes which was maturing on October 2024 with a cost of TERM SOFR plus 2.4%, in the total initial facility amount of US$90.0 million. As of December 31, 2025, our outstanding principal amount under these Export Credit Notes was US$91.6 million, including accrued interest.
•	Export Credit Notes. In March 2022, we issued Export Credit Notes in the total principal amount of US$90 million with a maturity date of five years and costs of 2.5% plus TERM SOFR. In December 2025, we made a partial early repayment of US$60.0 million, plus the proportional accrued interest. As of December 31, 2025, our outstanding principal amount under our Export Credit Notes was US$30.6 million, including accrued interest.
•	Nexa Resources Bonds due 2028. In June 2020, we issued an aggregate principal amount of US$500.0 million in bonds maturing in 2028 and bearing interest at 6.500% per year. The bonds are guaranteed by our subsidiaries Nexa Brazil, Nexa Peru, and Nexa CJM. In April 2024, we repurchased approximately 19.9% of the outstanding principal amount of the 2028 Notes. As of December 31, 2025, the outstanding amount under these bonds was US$113.9 million, including accrued interest.

Liquidity and Capital Resources

•	Nexa Resources Bonds due 2034. In April 2024, we issued an aggregate principal amount of US$600.0 million in senior unsecured notes maturing in 2034 and bearing interest at 6.750% per year. The bonds are guaranteed by Nexa Brazil and Nexa CJM. The net proceeds of this offer were used to fund cash tender offers for our existing bonds due 2027 and 2028, which were validly tendered and accepted for purchase pursuant to the tender offers. As of December 31, 2025, the outstanding amount under these notes was US$604.7 million, including accrued interest.
•	Nexa Resources Bonds due 2037. In April 2025, we issued an aggregate principal amount of US$500.0 million in senior unsecured notes maturing in 2037 and bearing interest at 6.600% per year. The bonds are guaranteed by Nexa Brazil and Nexa CJM. The net proceeds of this offer were used to fund cash tender offers for our existing bonds due 2027 and 2028, which were validly tendered and accepted for purchase pursuant to the tender offers. As of December 31, 2025, the outstanding amount under these notes was US$502.9 million, including accrued interest.
•	BNDES - ESG linked credit line. In June 2024, Nexa Brazil drew upon an ESG linked credit line from BNDES amounting to R$200.0 million, with a term of approximately 8 years, maturing in March 2032. The credit line carries interest rate of IPCA plus 5.4% p.a. and a spread of 1.84%. Following a 2-year grace period, amortization of the loan will occur in 72 consecutive installments. After the 2-year grace period, the spread rate of 1.84% may be reduced to 1.44% if certain ESG goals are met, otherwise, the rate will increase to 2.84%. As of December 31, 2025, our outstanding principal amount under this loan agreement was US$35.7 million, including accrued interest and fees.
•	BNDES - Aripuanã Loan. We have obtained a multi-tranche Credit Facility Agreement from BNDES for our Aripuanã Project with a cost of TLP IPCA plus 5.89%, maturing in 2040. As of December 31, 2025, our outstanding principal amount under this loan agreement was US$113.7 million, including accrued interest.
•	BNDES – Revolving credit agreement I and II. We have obtained a multi-tranches Credit Facility Agreement from BNDES for our several projects (mainly Vazante Mine Deepening) with a cost of TLP plus 5.13%, SELIC plus 3.10%, TJLP plus 2.82% and TLP - IPCA plus 5.22%, with the final tranche maturing in 2028. As of December 31, 2025, our outstanding principal amount under these loan agreements was US$25.9 million, including accrued interest.
•	FINEP. In 2014, Nexa Brazil obtained a loan from the Brazilian Financing Agency for Studies and Projects (Financiadora de Estudos e Projetos or “FINEP”), to finance the research and development of various projects. As of December 31, 2025, our outstanding principal amount under this loan agreement was US$14.6 million, including accrued interest.

The following table sets forth selected information with respect to Nexa Brazil’s principal long-term financings with BNDES and our outstanding amount under these financings as of December 31, 2025.

Liquidity and Capital Resources

Indebtedness	Borrower	Guarantor	Interest Rate	Payments Commencing on	Maturity Date	Principal Amount Outstanding As of December 31, 2025
						(in millions of US$)
R$200.0 million ESG-linked credit line	Nexa Brazil	Nexa Resources	IPCA plus 7.35%	April 15, 2026	March 15, 2032	35.7
Total						35.7
R$1,000.0 million BNDES Revolving Credit Agreement I	Nexa Brazil	Nexa Resources	TLP plus 5.13% per annum	January 15, 2019	December 15, 2028	5.3
Total						5.3
R$1,200.0 million BNDES Revolving Credit Agreement II(1)	Nexa Brazil	Nexa Resources	SELIC plus 3.10% per annum	October 15, 2021	September 15, 2026	7.2
	Nexa Brazil	Nexa Resources	TJLP plus 2.82% per annum	September 15, 2017	September 15, 2026	3.2
	Nexa Brazil	Nexa Resources	TLP – IPCA plus 5.89% per annum	January 15, 2019	December 15, 2028	10.2
Total						20.6
Credit Facility Agreement	Nexa Brazil	Nexa Resources	TLP plus 5.52% per annum	March 15, 2023	August 15, 2040	113.7
Total						113.7
Total BNDES Long-Term Indebtedness						175.4

(1) Consists of three tranches.

Cash flows

The table below presents our cash flows from operating activities, investing activities and financing activities for the years ended December 31, 2025, and 2024.

	For the Year Ended December 31,
	2025	2024
	(in millions of US$)
Consolidated Statement of Cash Flows Information
Net cash flows provided by (used in):
Operating activities	365.0	351.4
Investing activities	(297.0)	(238.1)
Financing activities	(185.3)	62.4
Foreign exchange effects on cash and cash equivalents	12.7	(12.4)
Increase (decrease) in cash and cash equivalents	(104.6)	163.3
Cash and cash equivalents at the beginning of the year	620.5	457.3
Cash and cash equivalents at the end of the year	515.9	620.5

In 2025, our net cash flow provided by operating activities was US$365.0 million, primarily due to an increase in the confirming payables program, along with interest and foreign exchange effects, which offset higher income tax payments.

In 2025, our net cash flow used in investing activities was US$297.0 million to maintain the sustainability of our business and invest in our growth, mainly related to sustaining investments related to mine development and the acquisition, replacement, and repairs of equipment in our operations.

In 2025, our net cash flow used in financing activities was US$185.3 million as a result of activities resulting from our liability management actions conducted during the year, such as bond repurchases, payments of loans and financings (including the partial repayment of an export credit note and the full settlement of a short-term loan), payment of share premium reimbursement and payments of lease liabilities.

Liquidity and Capital Resources

As a result, on December 31, 2025, our cash and cash equivalents were US$515.9 million, US$104.7 million lower compared to our cash and cash equivalents on December 31, 2024.

Risk Management

Risk management

Risk management is considered one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in us by its main stakeholders, including shareholders, employees, customers, suppliers, and the local communities.

As a result, we have adopted an Enterprise Risk Management Policy that describes our Risk Management Model as available at our website, and its activities are an integral part of the processes in our operational units, corporate departments, and projects, and provide support for decision-making by our executive officers and Board of directors.

Risks are categorized into four major classes—strategic, financial, operational, and regulatory—and further broken down into categories and subcategories. We seek to identify material risks, which are then assessed with consideration of the potential health and safety, environmental, social, reputational, legal and compliance, cybersecurity and information security, and financial impacts. Our risk governance operates through three integrated levels: the executive level (the board and the management committee) addresses strategic and prioritized risks; the tactical level (corporate vice-presidents and general managers) translates strategic policies into concrete actions and determines which risks to escalate; and the transactional level (operational managers and process leaders) manages risks that emerge in daily operational processes, including health and safety. In this context, we promote a culture of collective ownership of risk management, where risks are identified, discussed, and shared across the organization. While governance and oversight responsibilities are clearly defined, risk ownership is embedded throughout our business, and employees at all levels are expected to actively contribute to the identification and management of risks within their areas of responsibility. By embedding risk management into our work processes and critical business systems through this structured approach, we work to ensure we make decisions based on our risk appetite, which is reviewed annually and validated by senior management, based on relevant inputs and valid data.

We ensure a coordinated approach to risk management by integrating processes across Risk Management, Internal Controls, Internal Audit, Compliance, and our Ethics Hotline, aligning our approach when managing the same risk on different fronts. The Risk Committee, a standing committee of the Management Committee, monitors the risks that may affect the achievement of our objectives, provides oversight across all risk categories, approves and oversees the processes used to identify, evaluate, and manage risks, and issues recommendations to the Management Committee related to performance of risk controls, compliance with action plans, and risk response strategies. The Risks Area is responsible for coordinating the preparation and consolidation of information to be presented at each governance level, in line with the defined information hierarchy, and ensuring that such information is updated in accordance with the frequency of the applicable forums.

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

Our current financial risk management policy includes:

•	Foreign Exchange Exposure Management. Foreign exchange exposure is our exposure to fluctuations in the currencies that make up our commercial, operational, and financial relations (the real and sol), and that may impact our U.S. dollar cash flow. All actions in the financial risk management process are intended to hedge our cash flow in U.S. dollars, to maintain our ability to pay our financial obligations and to comply with liquidity and indebtedness levels defined by our management team. Our foreign exchange hedge mechanisms are based on the foreign exchange exposure that is projected at least for 12 months after a reference date.

Risk Management

•	Interest Rate Exposure Management. Exposure to the interest rate is our exposure to fluctuations in each of the indices of interest rates (mainly CDI, SOFR and TJLP) from loans and financing transactions and financial investment that may impact our cash flow. Interest rate fluctuations would also result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the execution of the debt agreements.
•	Commodity Exposure Management. Exposure to commodity prices is our exposure to income and operating costs fluctuations due to changes in the reference prices for commodities (e.g., zinc, copper, silver) based on demand, production capacity, producers’ inventory levels and commercial strategies and the availability of substitutes in the global market. We calculate our exposure for at least 12 months after a reference date, considering any derivative financial instrument that has a certain commodity as the underlying asset.
•	Counterparties and Issuers’ Risk Management. This policy establishes exposure limits for financial and non-financial institutions that are counterparties of financial transactions and/or issuers of debt securities. The purpose of our counterparties and issuers’ risk management is to mitigate the occurrence of negative impacts on our cash flows from the non-fulfillment of financial obligations by these issuers and counterparties. In the case of financial investments (cash allocation), we measure exposure to credit risk of issuers by the sum of gross balances of financial investments. In the case of derivative transactions, the credit risk exposure of a certain counterparty and transaction is measured by the pre-settlement risk using statistical models. Exposure limits are determined based on ratings assigned by rating agencies and the equity of the relevant financial institution.
•	Liquidity and Financial Indebtedness Management. This policy establishes guidelines for managing our liquidity and financial indebtedness. The main instrument for measuring and monitoring liquidity is a cash flow projection, considering a minimum projection period of 12 months from the reference date. Liquidity and debt management considers as an objective the comparable metrics provided by global credit rating agencies for investment grade entities. With respect to indebtedness, metrics considered compatible with the relevant objective are considered.

All proposals must comply with the guidelines and rules set forth in our Financial Risk Management Policy and subsequently submitted for review by our Finance Committee and then for our Board of directors’ approval, under the governance structure set forth in our Financial Risk Management Policy.

The following sensitivity analyses present the estimated impact on our Adjusted EBITDA from changes in the principal market variables to which our results are exposed. Commodity prices, particularly zinc, represent our most significant market risk, with a 10% change in zinc prices estimated to impact Adjusted EBITDA by approximately US$78.2 million, or approximately 10% of our 2025 Adjusted EBITDA. Foreign exchange movements, particularly in the Brazilian real and Peruvian sol, represent the second most significant market risk. Interest rate exposure is comparatively lower, given the predominantly fixed-rate structure of our debt portfolio. Each sensitivity is calculated independently, holding all other variables constant, and does not reflect management actions that could be taken to mitigate the impact.

Metal price sensitivity

We are subject to financial risks arising from the volatility of prices of zinc, copper, lead, and silver, and to a lesser extent gold. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in our 2025 Adjusted EBITDA (as previously defined) attributable to us resulting from metal price changes.

Risk Management

	Zinc	Copper	Lead	Silver
Change in metal price (in percentage)	10%	10%	10%	10%
Estimated change in Adjusted EBITDA (in millions of US$)	78.2	30.3	10.6	32.6

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

Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effect to potential hedging programs, a 10% exchange rate appreciation or devaluation of the Brazilian real against the U.S. dollar as of December 31, 2025, we estimate that our Adjusted EBITDA would have increased or decreased by the dollar amounts shown below. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

	+10%	-10%
Estimated change in Adjusted EBITDA (in millions of US$)	+59.4	-72.6

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

Interest rate risk

A portion of our outstanding debt bears interest at variable rates and, accordingly, is sensitive to changes in interest rates. Based upon our indebtedness as of December 31, 2025, an increase/(decrease) in SOFR of 25.0% would impact our income statement for the year and cash flows by US$1.6 million. We calculate our exposure to fluctuations in interest rates at least 12 months after a reference date, considering any derivative financial instrument that has certain index as the underlying asset. Based on these exposures, we prepare financial protection proposals, which are submitted to our Finance Committee’s approval. The hedges of interest rates, in general, seek to exchange fixed interest rate to floating interest rate or vice versa.

Derivative instruments

To hedge against financial risk, we enter derivative transactions under our Financial Risk Management Policy. Those transactions are conducted in the over-the-counter market under master agreements such as International Swaps and Derivative Association and Brazilian Contrato Geral de Derivativos (“CGD”) Agreements.

None of the derivative transactions we are partying to as of December 31, 2025, have corporate guarantees or require margin calls or any kind of collateral. None of the derivatives we were party to as of December 31, 2025, were entered into for speculative or arbitrage purposes.

We have the following recurring hedge programs in place:

Commodity Hedges

Hedge for concentrate sales (Strategic Hedge)

The objective of our strategic hedge is to reduce the volatility of cash flows due to price fluctuations in LME prices for zinc, copper, and lead, as well as London Bullion Market Association (LBMA) prices for silver and gold contained within these concentrates. This approach helps ensure a more predictable operating margin.

Risk Management

The hedged items are the proportion of payable metals (zinc, copper, lead, gold, and silver) within the sold concentrates, priced by the LME or the LBMA. We implement this strategic hedge through the sale of forward contracts or zero-cost collar contracts.

Hedge for mismatches of quotational periods (Book Hedge)

The objective of our book hedge is to mitigate the risk of mismatches in quotational periods arising between the purchases of metal concentrate or processed metal and the sale of processed metal. These transactions usually involve the purchases and sales of zinc for future trading on the over-the-counter market.

For this strategy, the hedged items are the percentages of payable zinc contained in the purchased concentrates by the smelters and the percentages of payable zinc contained in the sold metals. Concentrates from integrated own mines, and consequently the metals produced from these concentrates, are not part of this strategy as they do not bear the risk of mismatches of quotation periods.

Hedge for non-standard price metal sales (Customer Hedge)

The objective of our customer hedge is to maintain the revenues of a business unit linked to a standard LME quotational period (“QP”) price, converting non-standard QPs offered to specific customers to a standard QP. For this strategy, the hedged item is the percentage of payable metal contained in the processed metals sold with the price negotiated on the LME.

On December 16, 2025, we implemented a new gold and silver revenue hedge program using “Zero Cost Collar” derivative instruments as part of our commodity risk management strategy. This was done to reduce the exposure of our Peru operations to commodity price risk in 2026 and to protect its margins. The Zero Cost Collars have monthly maturities until December 2026, in line with the forecast volume percentages provided by the commercial team. A Zero Cost Collar involves simultaneously buying and selling options to limit exposure to adverse price movements of commodities while capping potential gains within a predefined range. These contracts are designated as hedging instruments in accordance with IFRS 9.

Foreign Exchange hedge

Our cash flow is subject to currency volatility because the prices of our products are predominantly indexed to the U.S. dollar, while a significant portion of our costs are denominated in other currencies. Additionally, some debts and financial obligations are contracted in currencies other than the U.S. dollar, which also generates foreign exchange risk. To mitigate these risks, we may engage in derivative transactions, such as forwards, swaps, and options, to hedge its cash flow against foreign exchange fluctuations.

Interest Rate hedge

The Interest Rate hedge aims to protect our cash flow from fluctuations in interest rates associated with our financial assets or liabilities. Each interest rate exposure is projected until the maturity of the corresponding assets or liabilities. The hedging strategies may include exchanging a fixed interest rate for a floating interest rate, or vice versa; swapping one floating interest rate for another; or converting an interest rate (whether fixed or floating) denominated in one currency into an interest rate (whether fixed or floating) denominated in another currency.

On March 28, 2025, we executed a cross-currency swap with a notional amount of US$112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure on Nexa Brazil debentures issued on April 2, 2024. The swap mirrors the interest and principal payment terms of the debentures, which mature on March 28, 2030, with semi-annual payments. Under the agreement, we pay 6.209% on the U.S. Dollar notional and receive CDI + 1.50% per annum floating on the BRL notional. This instrument is recognized at fair value through profit or loss (FVTPL) under net financial results.

We initially recognize derivative instruments at fair value on the date a derivative contract is entered into and subsequently remeasure at their fair value. The method of recognizing the resulting gain or loss depends on whether we designate the derivative as a hedging instrument, in the case of adoption of hedge accounting, and if so, the nature of the item being hedged. We adopt the hedge accounting procedure and designate certain derivatives as either:

Risk Management

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

Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying, registering, addressing, and managing material risks associated with cybersecurity that may impact on our business, including risks related to disruption of business operations, financial reporting systems, or our financial statements, as well as fraud, regulatory, reputational, and business continuity risks.

We prioritize the identification and management of cyber risks, focusing on adopting controls, technologies and processes that support cybersecurity, developing IT systems and infrastructure, emphasizing the confidentiality and privacy of data and information, and complying with legal and regulatory requirements. Our cybersecurity risk management process includes the following:

•	Using our cybersecurity risk management practices integrated with our Enterprise Risk Management. We adopted National Institute of Standards and Technology (“NIST”) framework based on six pillars: Govern, Identify, Protect, Detect, Respond and Recover, and in collaboration with external partners, we assess our adherence to the NIST framework through an analysis of our cybersecurity processes and technologies. In 2025, We conducted a maturity assessment based on the NIST framework to prioritize actions for the next two years. Utilizing material components within our cybersecurity framework, such as firewalls, Intrusion Detection and Protection system, endpoint detection and response mechanisms, phishing tests and annual penetration and intrusion tests to identify threats and vulnerabilities that could be exploited by cybersecurity attacks and reviewing relevant tactics, techniques, and procedures to prepare for a cyber-attack;
•	Involving a dedicated team of professionals who monitor and act on cybersecurity events and risks including the Information Technology and Automation Technology areas. This team is responsible for creating, implementing, overseeing, and managing controls provided for specific cybersecurity policies and procedures, in addition to presenting priorities and strategies for information and cyber security. This team is overseen by a Chief Information Security Officer (“CISO”) who reports to the Cybersecurity committee (“COSEG”). Furthermore, we partner with strategic vendors to aid in the implementation and management of our cybersecurity controls;
•	Providing requisite training and ensuring employees comply with cybersecurity programs and policies;
•	Utilizing a comprehensive Cybersecurity Materiality Matrix to identify material cybersecurity incidents;
•	Maintaining a comprehensive incident response plan and playbooks in the event of a cyber-attack that consists of defined policies, processes, and protocols for identifying a cybersecurity attack, analyzing the materiality of a cyber incident, responding to and recovering the technological environment, communicating the incidents to internal parties, and if necessary or required under various regulatory regimes, external parties, and completing a closing analysis to identify possible improvements of processes and controls;

Risk Management

•	Utilizing a cyber incident module in the Information Technology Service System to register incidents and conduct materiality analyses.

Cybersecurity Governance

Board of directors and Audit Committee

Our Board of directors has delegated direct oversight into cybersecurity matters to the Audit Committee. The Audit Committee collaborates with management to implement processes focused on monitoring cybersecurity, receiving regular updates on cybersecurity testing, incident response plans, and policies. The committee ensures regular risk assessments are conducted, receives periodic reports on any significant incidents, and establishes communication protocols for cybersecurity events.

Cybersecurity Management

Cybersecurity at Nexa is managed by COSEG, which is the executive committee responsible for overseeing our cybersecurity strategies and policies, including but not limited to, assessing and managing our material risks from cybersecurity threats. COSEG is composed of our senior managers and executives, including the CIO and CISO. On a regular basis, the results of operational cybersecurity indicators are presented to COSEG by the CISO. Our cybersecurity management is established based on cybersecurity policies and processes, a dedicated cybersecurity budget, technological solutions, human resources, suppliers, and a departmental structure for cybersecurity. COSEG regularly reviews, tests, and updates cybersecurity processes, discussing materiality determinations, ransomware attacks, and breaches. The Management Committee stays updated on technological, industry, and public policy developments related to cybersecurity risks and best practices and evaluates the need for external expert engagement or law enforcement involvement and conduct thorough investigations of cyber breaches. As of the date of this filing, we have not identified any incidents that would be deemed material within the context of the SEC’s requirements.

Major Shareholders

III.	Share ownership and trading

Major shareholders

As of March 26, 2026, Nexa Resources has 132,438,611 common shares outstanding, with par value of US$1.00 per share. The table below sets forth the list of our shareholders and their participation in our capital stock.

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

VSA

As of March 26, 2026, Hejoassu Administração S.A., or Hejoassu, is the sole shareholder of VSA’s capital stock, which consists of 18,278,788,894 common shares. Hejoassu is indirectly wholly owned by a number of individuals, some of whom are related to our Board member Luís Ermíro de Moraes, through controlled companies.

Related Party Transactions

Related party transactions

We enter into transactions with related parties, including VSA and companies that are owned or controlled, directly or indirectly, by VSA, in our ordinary course of business. These transactions are conducted on an arm’s length basis and in accordance with applicable laws and our corporate governance policies. See “Risk Factors—Risks relating to our corporate structure—VSA has substantial control over us, which could limit our shareholders’ ability to influence the outcome of important corporate decisions.” In accordance with article 441-7 of the Luxembourg law of August 10, 1915, concerning commercial companies, as amended (“1915 Law”), any member of our Board of directors having a direct or indirect financial interest conflicting with that of Nexa Resources in a transaction put before the Board for consideration must advise the Board thereof and cause a record of such member’s statement to be included in the minutes of the meeting. The director may not take part in these deliberations and at the next following general meeting of shareholders of Nexa Resources, before any other resolution is put to vote, a special report shall be made on any such conflicted transactions. This shall not apply whereas the decision of the Board relates to ordinary business entered into under normal market conditions. A similar rule is stated in the article 441-12 of the Law 1915 and applies to the members of the Management committee.

We have controls in place in order to identify related parties on a quarterly basis and approve related party transactions in advance. Such controls include an analysis by the related party group, an internal committee, and in certain circumstances, the Audit Committee, which is required for the execution of related party transactions.

The table below sets forth the balances of our principal-related party transactions as of the dates and periods indicated. The entities disclosed are entities part of the Votorantim Group. The transactions relate to shared project costs such as environmental protection; administrative services provided by the Center of Excellence (Centro de Excelência); sales of limestones and cement purchases, mainly for the Aripuanã project; purchases of energy to be used in Nexa Brazil operation units and construction services for the Aripuanã project, among others.

Related Party Transaction Balances	As of December 31, 2025
Related Party Assets	(in millions of US$)
Current assets
Cash and cash equivalents
Scotiabank Peru S.A.A.	40.3
Total	40.3
Trade Accounts Receivables
Companhia Brasileira de Alumínio	0.2
Acerbrag S.A.	0.8
Votorantim Cimentos S.A.	0.6
Total	1.6
Trade payables and leases
Votorantim S.A.	1.4
Votorantim Cimentos S.A.	0.4
Auren Comercializadora de Energía Ltda.	0.6
Campos Novos Energia S.A.	10.0
Scotiabank Peru S.A.A.	63.9
Other	0.1
Total	76.4
Dividends payable
Auren Comercializadora de Energia Ltda.	24.2
Other	2.7
Total	26.9
Related Party liabilities
Votorantim S.A	4.7
Total	4.7

Related Party Transactions

We summarize below some of our principal-related party transactions.

For the Year Ended December 31,
Related Party Transactions	2025
Sales	(in millions of US$)
Acerbrag S.A.	1.4
Companhia Brasileira de Alumínio	0.3
Total	1.7
Purchases
Votorantim S.A.	6.9
Companhia Brasileira de Alumínio	0.1
Auren Comercializadora de Energía Ltda.	5.0
Campos Novos Energia S.A.	47.6
Scotiabank Peru S.A.A.	0.6
Other	3.2
Total	63.4

Scotiabank Peru S.A.A.

We have cash and cash equivalents and incur in interest expenses on lease contracts with Scotiabank Peru S.A.A., a company in which one of our directors holds the position of Chair of the Board of Directors and therefore may have significant influence.

Shared arrangements

We have entered into a number of shared services contracts with other entities in the Votorantim Group in an effort to achieve operational efficiencies. These include joint contracts for insurance coverage and information technology. Entities in the Votorantim Group with whom we maintain such contracts have access to a substantial level of information about us. In addition, VSA negotiates our insurance coverage at the level of the Votorantim group, and we thus depend on choices made by VSA for selecting the service providers to be used for all insurances contracted by us, including coverage related to property, transport, liability, credit, and engineering risk insurances. We retain the right of approval of contract renewal terms negotiated by VSA.

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

Distributions

Distributions

Distributions to our shareholders are subject to Luxembourg law and approval of our Board of Directors or shareholders, as applicable, and depend on factors including our cash balance, cash flow, earnings, capital investment plans, expected future cash flows, strategic plans, cash dividend distributions from subsidiaries, legal requirements, and other relevant factors. As of December 31, 2025, there were no contractual restrictions on our ability to make distributions. Based on our current dividend policy, we target an annual dividend of up to 20% of our free cash flow pre-events (defined as free cash flow before considering significant, non-recurring, or extraordinary events such as debt amortization, new funding, dividend payments, and other extraordinary payments), with a minimum payment of US$0.08 per common share. Each common share entitles the holder to participate equally in distributions, unless the right has been suspended in accordance with our articles of association or applicable law. Distributions may be made as dividends or reimbursements of share premium. Under Luxembourg law, dividends are determined by simple majority vote at a general shareholders' meeting based on our Board's recommendation. Our Board may also declare interim dividends in the event of unexpected profits or non-recurring revenue increases (subject to certain requirements, including preparation of interim accounts), and/or proceed with reimbursements of share premium in accordance with the 1915 Law.

Distributions (including dividends or share premium reimbursements) may only be made from amounts available for distribution under Luxembourg law, determined based on our standalone statutory accounts prepared under Luxembourg GAAP. Under Luxembourg law, the distribution amount may not exceed profits at the end of the last fiscal year plus profits carried forward and amounts drawn from available reserves, less losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. No distributions may be made if at the end of the last fiscal year the net assets as set out in the standalone statutory accounts are, or following such distribution would become, less than the subscribed share capital plus non-distributable reserves. Distributions in the form of dividends may only be made from net profits and profits carried forward, whereas share premium reimbursements may only be made from available share premium. Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. As of December 31, 2025, the legal reserve is US$13,332,051.30.

The table below outlines the distributions paid or expected to be paid to our shareholders. In 2023, 2024 and 2025, distributions were made solely in the form of share premium reimbursements.

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of US$)
Distributions to shareholders	17.5	13.4	25.0

For the year ended December 31, 2025, the Board of Directors has proposed a share premium reimbursement equivalent to 20% of the free cash flow pre-events, amounting to approximately US$17.5 million or US$0.132136 per share. This proposal remains subject to approval at the Annual General Shareholder Meeting, which is expected to take place on June 25, 2026. If approved, the share premium reimbursement is expected to occur on or around August 11, 2026, for shareholders of record as of July 28, 2026.

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

A Luxembourg withholding tax of 15.0% is generally due on dividends and similar distributions made by Nexa Resources to its shareholders. However, distributions on Nexa Resources’ common shares that are sourced from a reduction of share capital or share premium (stemming from contributions made by the shareholders) should not be subject to Luxembourg withholding tax if Nexa Resources does not have distributable reserves or profits in its standalone statutory accounts prepared under Luxembourg GAAP and provided that such distributions are made for genuine economic reasons. See “Additional Information—Taxation—Luxembourg tax considerations—Shareholders.”

Distributions

There is no tax law, tax governmental decree or tax regulation in Luxembourg that would affect the remittance of dividends or other distributions by Nexa Resources to non-resident holders of its common shares, except that there may be a withholding tax on such distributions. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for nonresident holders to claim dividends or other distributions.

Computershare Trust Company, N.A., is the pay agent for shareholders who hold common shares listed on the NYSE. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars.

Trading Markets

Trading markets

Our publicly traded share capital consists of common shares with a par value of US$1.00 per share. Our common shares are publicly traded in the United States on the NYSE, under the ticker symbol NEXA. On March 26, 2026, there were 132,438,611 common shares issued and outstanding.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of equity securities by the issuer and affiliated purchasers

We did not repurchase any shares during 2025. As of December 31, 2025, there were no authorized share buyback programs.

Corporate Governance

IV.	Corporate governance, management and employees

Corporate governance

Our corporate governance model is aimed at facilitating the flow of information between our executives and other key decision-makers on our management team, specifically, our Board of directors, Board committees, and Management committee. Our corporate governance model also provides a framework for the duties of our management team, including oversight of our performance and decision-making. Our main corporate governance activities include support for Board of directors, Board advisory committees, and executive Board meetings (management committee); contribution to the process of preparing the annual report on governance practices; and elaboration of governance documents and updating of best practices.

Our corporate governance model is designed to ensure that the proper corporate governance principles are consistently applied within our organization. We have adopted certain corporate governance policies and practices that include internal rules for the Board of directors and key committees that have independent representation and leadership, including an audit committee and a compensation, nominating and governance committee. The charter for the CNG committee includes responsibility for reviewing and assessing the size, composition, and operation of the Board of directors to ensure effective and independent decision making, advising on potential conflicts of interest situations, and developing corporate governance guidelines and principles, in line with ESG standards. The disclosure set out below describes in further detail our approach to corporate governance.

Code of conduct

We work with all of our employees, as well as third parties who we work with, to ensure they behave in a manner consistent with our values, Code of Conduct, and the key principles of our compliance program, particularly as these relate to the environment, human rights and labor related issues, health and safety, anti-bribery, and corruption. The Code of Conduct reflects our commitment to the principles of anti-corruption, anti-money laundering, anti-terrorist financing, integrity, ethics, human rights, social and environmental responsibilities, and antitrust policies based on laws in effect in the countries where we operate. Our directors and executives have certified that they have read and that they will comply with our Code of Conduct. Furthermore, our Board of directors periodically monitors compliance related topics. A Conduct committee is in charge of promoting the implementation of the code and supervising the application of disciplinary measures. In 2025, we reviewed our Code of Conduct and is expected to be approved by the Board of Directors in the upcoming months. In 2022, we also launched our Code of Conduct for Suppliers and started to disseminate it to any suppliers considered to be strategic vendors. In 2023, we launched our Code of Conduct for Customers and started disseminating it as well in 2024. In 2025, we continued to disseminate our Code of Conduct for Suppliers and Code of Conduct for Customers.

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

Our Code of Conduct, Code of Conduct for Suppliers and compliance-related policies are publicly available on our website at https://www.nexaresources.com. We will disclose future amendments to, or waivers of, our Code of Conduct on the same page as our corporate website. Information contained on our website is not incorporated by reference into this report, and you should not consider it to be part of this report.

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

•        the qualifications, performance and independence of our independent auditors and performance of the internal audit function; and

•        our internal controls and processes to ensure ESG and cybersecurity disclosures and policies are accurate, transparent and in compliance with applicable laws, regulations, or rules.

See “Corporate Governance, Management and Employees—Board of directors—Committees of our Board of directors.”

303A.08	Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE rules.	Our articles of association require shareholder approval of overall remuneration, including any equity-compensation plans of members of the Board of directors and members of Board committees.
303A.09	A listed company must adopt and disclose corporate governance guidelines that cover certain minimum specified subjects.	We have corporate governance policies in place as described in “Corporate Governance, Management and Employees” in this annual report.
303A.10	A listed company must adopt and disclose a code of business conduct and ethics for directors, officers, and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a formal Code of Conduct which applies to our directors, officers, employees and third parties who interact with us. Our Code of Conduct has a scope that is similar, but not identical, to that required for a U.S. domestic company under the NYSE rules.

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

Board of directors

Board of directors

Our Board of directors is responsible for the general guidance of our business and affairs, including providing general guidance, governance and strategic oversight to our executives and other members of our management team. It is also responsible for ensuring that we meet our objectives, as well as for monitoring our performance and ensuring business continuity. The Board of directors is vested with broad powers to act on our behalf and to perform or authorize all acts of administrative or ancillary nature necessary or useful to accomplish our corporate purpose. All powers not expressly reserved by law to the shareholders fall within the competence of our Board of directors.

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

The term of each and all of our directors expires at the 2026 annual general shareholder meeting. The following table sets forth our current directors as of the date of this filing, their respective Board positions and their respective date of election to the Board.

Name	Age	Principal Residence	Position	Elected Since
Jaime Ardila (2)(3)	70	Aventura, USA	Chair of the Board	June 18, 2019
Daniella Dimitrov (1)(2)*	56	Toronto, Canada	Director	December 14, 2017**
Edward Ruiz (1)(4)*	75	New Jersey, USA	Director	December 14, 2017**
Flavio Aidar (3)(4)	48	São Paulo, Brazil	Director	October 1, 2024
Gianfranco Castagnola (4)	65	Lima, Peru	Director	June 4, 2020
Hilmar Rode (2)*	58	Antwerpen, Belgium	Director	June 22, 2023
Jane Sadowsky (1)(3)*	64	New York, USA	Director	December 14, 2017**
Luís Ermírio de Moraes (2)(3)	65	São Paulo, Brazil	Director	August 25, 2016
Paulo Ermírio de Moraes Macedo (4)	37	New York, USA	Director	June 28, 2024

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

We present below a brief biographical description of each member of our Board of directors:

Board of directors

Jaime Ardila. Mr. Ardila has been a member of our Board of directors since June 2019 and has been Chair of the Board since July 30, 2020. Mr. Ardila founded The Hawksbill Group in 2016, which provides business advisory services, including strategy, operations, public relations, communications, and investment advice. Prior to that, he held several positions at General Motors Company in the U.S., Europe, and South America in a career spanning 30 years. He also worked at the Planning Department and the Ministry of Industry and Trade for the government of Colombia from 1981 to 1984 and the investment bank Rothschild from 1996 to 1998. At General Motors, Mr. Ardila served CFO of General Motors Chile; President and Managing Director of General Motors Ecuador; President of General Motors Colombia; President of General Motors Argentina; CFO for Latin America, Africa, and the Middle East; President for Brazil and Mercosur; and President of General Motors South America from 2010-2016. He is currently a member of the board of directors of Accenture and Chairman of Goldman Sachs, BDC. Mr. Ardila earned his master’s degree in Economics at the London School of Economics in 1981 and his bachelor’s degree in Economics at the University of Bogota in 1977.

Daniella Dimitrov. Ms. Dimitrov has been a member of our Board of directors since January 2018. Ms. Dimitrov has over 25 years of leadership experience in building, leading and operating businesses in mining and financial services, including as CEO, COO and CFO. Ms. Dimitrov served as the CFO of a multi-mine gold producer and her previous roles include also President and CEO, Interim CEO, CFO of multi mine gold/copper producers, partner at a mining investment bank, Executive Vice Chair of an iron ore developer through its acquisition following a hostile takeover bid, COO of a Canadian national wealth management and capital markets firm, and various corporate development roles in mining and financial services. Ms. Dimitrov has also been a director of various companies in the mining, oil, gas and chemicals industries and has served as a member and chair of various board committees, including audit, technical, health and safety, compensation, and governance. Ms. Dimitrov is currently also a director of Chemtrade Logistics Income Fund and Chief Strategy and Risk Officer of Equinox Gold Corp. Ms. Dimitrov has received the NACD Directorship Certification, the ESG Global Competent Boards Designation and the Cyber Risk Oversight Certificate from the CERT Division of the Software Engineering Institute at Carnegie Mellon University. She has a Global EMBA from Kellogg School of Management and Schulich School of Business and a law degree. She was chosen as one of the top 100 Global Inspirational Women in Mining in 2016.

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

Flavio Aidar. Mr. Aidar has been a member of our Board of directors since October 2024. He brings experience in the industrial, infrastructure, and mining sectors, along with extensive board experience in various countries and financial markets. He is currently Managing Director of Votorantim S.A. and member of the Board of directors of Companhia Brasileira de Alumínio since October 2024. He previously served as CEO of InterCement, a leading global cement company with a presence in Latin America, Europe, and Africa. His previous board roles include Director of CCR S.A., Chairman of Loma Negra, Chairman of lnterCement Brasil S.A., and Chairman of Brazil’s Cement Industry Associations. Before holding these positions, Mr. Aidar was a Managing Director in the Investment Banking Division of Goldman Sachs and a member of its management committee in Brazil. Mr. Aidar holds a degree in Business Administration from Fundação Getúlio Vargas.

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

Board of directors

Hilmar Rode. Mr. Rode has been a member of our Board of directors since June 2023. Mr. Rode has over 30 years of experience in the global mining, materials, chemicals, and industrial gases industries. He began his career in process development and research engineering before joining Anglo American, where he worked for 12 years in leadership positions in its industrial diamonds, base metals and paper divisions in South Africa, United Kingdom and Austria. He joined Glencore in 2007 as CEO of its zinc division in Bolivia, returning in 2019 to the copper division to work on operational strategy, technical services, projects, and capital management. Between 2015 and 2019, Mr. Rode was president of BHP’s Minera Escondida Ltda. in Chile and then Chief Executive Officer of zinc producer Nyrstar. Since September 2020, Mr. Rode joined Sibelco as group CEO. Mr. Rode holds a bachelor’s degree in Chemical Engineering from the University of Stellenbosch, South Africa, a Master’s in Environmental Engineering and a Doctorate in Chemical Engineering from State University, Buffalo, New York, and a Certificate in the Advanced Management Program from Harvard Business School.

Jane Sadowsky. Ms. Sadowsky has been a member of our Board of directors since January 2018. Ms. Sadowsky has a broad and diverse range of finance and deal-related expertise and also has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She has a depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings, and cross-border transactions. Ms. Sadowsky retired from Evercore Partners, after more than 22 years as an investment banker. Prior to Evercore Partners, she worked in Citigroup’s Investment Bank and began her investment-banking career at Donaldson, Lufkin & Jenrette. Currently, Ms. Sadowsky serves on the board, the audit and the compensation committees of Allied Gold, Inc., and chairs Allied Gold’s nomination and governance committee. She also serves as a senior advisor at Moelis &. Company, a U.S. publicly traded company. Ms. Sadowsky also serves on the board and Remuneration Committee of Scientific Games, a PE-backed company based in the U.S. and the NY Chapter of NACD. Ms. Sadowsky earned her MBA from the Wharton School in 1989 and her bachelor’s degree in Political Science and International Relations from the University of Pennsylvania in 1983. Ms. Sadowsky has received the NACD Directorship Certification. She is a National Association of Corporate Directors Governance fellow and a frequent speaker at board governance conferences throughout the United States.

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

Board of directors

Internal rules of the Board of directors

Our Board of directors adopted Board internal rules, which includes the following, among other things:

•	approve the general guidance of our business, its mission, strategic goals, and guidelines;
•	ensure that the executive officers comply with such mission, strategic goals, and guidelines;
•	approve the budget and a strategic plan which takes into account, among other things, the opportunities, and risks of the business;
•	approve the annual commercial agreements strategy;
•	recommend the shareholders to approve mergers, spin-offs, incorporations, acquisitions, divestitures, and joint venture operations related to us and our subsidiaries according to our articles of association;
•	promote and ensure compliance with our corporate purpose;
•	ensure our long-term and sustainable continuity with respect to our ESG and economic goals, including, but not limited to, supporting the Board committees to oversee and revise the implementation of our ESG strategy pursuant to applicable laws, when applicable;
•	develop our approach to corporate governance, including the creation and review, from time to time, of corporate governance principles and guidelines that are specifically applicable to us;
•	evaluate the performance of our CEO and executive officers;
•	exemplify and, together with the Management committee, implement a culture of integrity throughout the organization;
•	approve and monitor compliance, directly and/or through its committees, with the following policies: (a) code of conduct; (b) disclosure policy; (c) insider trading policy; (d) dividend policy; (e) compliance policy; (f) antitrust/competition policy; (g) anti-corruption policy; (h) money laundering and terrorist financing prevention policy; (i) financial risk management policy (and complementary policies proposed by the Management committee, such as the hedge, derivatives, leverage, liquidity and foreign exchange exposure policy); (j) ERM policy; (k) clawback policy; and (l) authorization policy;
•	approve Board members and executive officers’ compensation, the amount of which shall not exceed the amount determined by the general meeting;
•	ensure appropriate succession planning for our Board of directors, CEO, and executive officers;
•	deliberate and approve the terms and conditions of any compensation arrangements or proposed material amendments to any terms and conditions of existing compensation arrangements entered between us and any of our executive officers;
•	with respect to cybersecurity: (a) monitor the Audit Committee and management regarding cybersecurity matters and provide guidance as needed; (b) receive updates and reports on cybersecurity tests, incident response plans, cybersecurity incidents, and our cybersecurity policies; and (c) review with management and with the support of the Audit Committee, our cybersecurity risk management program in connection with the Enterprise Risk Management policy; and
•	all further tasks as required by applicable laws.

Board of directors

The Board internal rules are available on our website.

The Board has at its disposal a set of provisions and practices that promotes independence in the decision-making process of the Board. In accordance with the Board’s internal rules, the independent members of the Board may hold separate meetings, and each director has a duty to declare, prior to any Board meeting, the existence of a particular reason or conflict of interest with us with respect to a subject matter being discussed or considered by the Board. Accordingly, such Board member would be refrained from discussing and voting on a matter that could present a conflict of interest. Additionally, our Board members are prohibited from holding executive positions with us and/or serving on more than four boards of directors of companies that do not belong to the same conglomerate. As discussed above, our Audit Committee is comprised entirely of independent Directors, and we also have independent representation on all other committees.

Description of the position of Chair

Our Board of directors has developed a written position description for the chair of the Board of directors. The chair of the Board has the following responsibilities, subject to any other matters that may be set forth in our articles of association or provided for under applicable law:

•	ensure the efficiency and proper performance of the Board of directors;
•	preside over the Board meetings;
•	prepare, organize, elaborate and distribute the agenda and minutes of the meetings aided by the Board secretary, including all information necessary to discuss the matters on the agenda;
•	coordinate the activities of other Board members;
•	ensure that all Board members receive comprehensive information about the items on the Board agenda in a timely manner;
•	propose the annual corporate calendar to the Board in coordination with our CEO, which shall necessarily set forth the dates of corporate events;
•	organize the onboarding and education sessions for incoming members of the Board in coordination with our CEO; and
•	periodically arrange for continuing education opportunities for all Board members, so that individuals may maintain or enhance their skills and abilities as members and ensure that their knowledge and understanding of our business remains current.

The chair of our Board of directors is not an independent director of Nexa Resources. The Board of directors has carefully considered governance issues relating to chair independence and believes that the chair fulfills separate responsibilities diligently and that, with the compensating practices in place, the Board of directors operates effectively and in our best interest.

Meetings of the Board of directors and attendance

The Board of directors ordinarily meets in person or by other means of communication as may be required. The frequency of and agenda items for Board meetings will vary depending on the state of affairs, requirements for approvals and opportunities available to us and the risks and issues which we face. The agenda for meetings places priority and focuses on key issues for us, which are identified by the chair of our Board. Routine business is dealt with after substantive discussions on the key issues.

Under the Board of directors’ internal rules and our articles of association, the Board can validly consider any matters and make decisions provided at least a majority of the members are in attendance in person or by representation. The Board of directors’ internal rules further provides that each member is entitled to one vote either in person or where duly represented as required by the Board’s internal rules. In fiscal year 2025, our Board of directors held ten meetings, in which the rate of attendance in person or by representation was 100%. In addition, we had (i) six Audit Committee meetings, (ii) nine Finance Committee meetings, (iii) four CNG committee meetings, and (iv) five SCP committee meetings.

Board of directors

Director	Board Meetings	Meetings Attended	Overall % Attendance
Jaime Ardila	10	10	100
Daniella Dimitrov	10	10	100
Edward Ruiz	10	10	100
Gianfranco Castagnola	10	10	100
Hilmar Rode	10	10	100
Jane Sadowsky	10	10	100
Flavio Aidar	10	10	100
Luís Ermírio de Moraes	10	10	100
Paulo Ermírio de Moraes Macedo	10	10	100

As set forth in the Board of directors’ internal rules, the independent directors may hold meetings in which members of the management team and the non-independent directors are not present. In 2025, our directors held in camera sessions without members of the management team prior and/or at the conclusion of each Board meeting.

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

Audit Committee

Our Audit Committee is a standing committee established by our Board of directors in March 2017, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The Audit Committee may be composed of three to five members, each appointed by our Board of directors for a term of one year. Daniella Dimitrov, Edward Ruiz, and Jane Sadowsky currently serve as its members. These individuals are independent under Rule 10A-3 and applicable NYSE standards, as well as Canadian securities regulators’ National Instrument 52-110 Audit Committees. In addition, each of them satisfies the financial literacy requirement under applicable rules. Our Board of directors has determined that Mr. Edward Ruiz qualifies as an “audit committee financial expert.”

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

We have established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the Audit Committee. In addition, our Audit Committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval. Our Audit Committee shall pre-approve all audit and non-audit services to be provided to us by our independent auditor and also has the authority to recommend pre-approval policies and procedures to our Board of directors and for the engagement of our independent auditor’s services.

Board of directors

Finance committee

Our Finance Committee is a standing committee established by our Board of directors in March 2017, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The Finance Committee may be composed of three to five members, each appointed by our Board of directors for a term of one year. Gianfranco Castagnola, Paulo Macedo, Flávio Aidar and Edward Ruiz currently serve as its members. It is also the Finance Committee attribution to support the Board in its monitoring of the enterprise risk management in matters related to the responsibility of this committee.

Our Finance Committee’s primary responsibilities are to assist the Board of directors in fulfilling its oversight responsibilities with respect to monitoring our balance sheet and by providing recommendations on our capital management strategy and capital structure, including indebtedness, investments, and returns, support the Board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee, among others.

CNG committee

Our CNG committee is a standing committee established by our Board of directors in March 2017, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The CNG committee may be composed of two to five members, each appointed by our Board of directors for a term of one year. Jaime Ardila, Jane Sadowsky, Luís Ermírio de Moraes, and Flavio Aidar currently serve as its members. One of the four members of the compensation, nominating and governance committee is an independent director.

Our CNG committee is responsible for: (1) new compensation models and changes to compensation models currently used by us, in order to guide and influence our actions; (2) the compensation of the executive officers, of the members of the Board of directors and of the members of the committees of the Board of directors; (3) the administration the policy for the recovery of erroneously awarded compensation with the support of the Audit Committee and/or the Finance Committees where applicable, and the proposal of changes to such policy if necessary; (4) the proposal of candidates to the chair of chief executive officer, when applicable, or any serious restrictions on the candidates proposed by the chief executive officer to the other chairs of the executive officers; (5) development of corporate governance guidelines and principles; (6) the governance structure related to our ESG strategy as it applies to us and our value chain; (7) identification of individuals qualified to be nominated as members of the Board of directors and suggesting nominees to fill any vacancies on the Board of directors; (8) the structure and composition of Board committees; (9) evaluation of the performance and effectiveness of the Board of directors, the chief executive officer and each of the Board’s standing committees; (10) the supervision and approval of our social responsibility plans and policies (other than community-related aspects which are overseen by the SCP committee), including, but not limited to, our ESG strategy; (11) the supervision of our people strategy; (12) the monitoring of our relationship with unions; (13) support the Board in its monitoring of the enterprise risk management in matters related to the responsibilities of the committee; and (14) any related matters required by applicable laws. For more information regarding our corporate governance policies, see “Information on the Company—Environmental, Social and Governance (ESG)— Materiality Matrix—Governance.”

SCP committee

Our SCP committee is a standing committee established by our Board of directors in April 2019, to assist the Board of directors in fulfilling certain of its oversight responsibilities. The SCP committee may be composed of at least three and no more than five members, each appointed by our Board of directors for a term of one year. Daniella Dimitrov, Hilmar Rode, Jaime Ardila and Luís Ermírio de Moraes currently serve as its members.

Board of directors

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

The SCP committee is also responsible for assisting the Board with the review of technical, economic, and social matters with respect to our projects, including exploration, development, permitting, construction, and operation of our mining and smelting assets, which are core to our strategy and growth. For more information regarding our sustainability policies, see “Information on the Company—Environmental, Social and Governance (ESG)— Materiality Matrix—Environmental” and “Information on the Company—Environmental, Social and Governance (ESG)—Materiality Matrix—Social.”

Orientation and continuing education

We implemented an orientation program for new directors under which each new director meets with the chair of our Board of directors and our executives. New directors are provided with comprehensive orientation and education as to our business, operations, and corporate governance (including the role and responsibilities of the Board of directors and each committee).

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

Our ongoing director education programs entail site visits, presentations from outside experts and consultants, discussions on ongoing governance trends and guidelines for public companies, briefings from staff and management, and reports on issues relating to our projects and operations, sustainability and social matters, competitive factors, reserves, legal issues, economic, accounting and financial disclosure, mineral and hydrocarbon education and other initiatives intended to keep the Board abreast of new developments and challenges that we may face. As part of the education session, certain directors obtained international certifications related to the competencies necessary for their activities, such as National Association of Corporate Directors (“NACD”) Directorship Certification.

Evaluation of directors

Our CNG committee established a framework for the implementation and administration of processes to assess the effectiveness of the Board and each of its members. This includes peer reviews of each director’s performance and self-assessments, as well as full Board and committee review of the Board and the respective committees, by way of questionnaires, interviews, and sessions with the chair. In addition to hiring external advisors to develop and undertake this assessment, the CNG committee is also responsible for overseeing the process and evaluating the results, with the objective of improving the performance of each director and the Board of directors as a whole.

Considerations in evaluating director nominees

Our Board of directors is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between annual meetings of shareholders. The process for nominating a new director initiates with our CNG committee, which evaluates our current circumstances and establishes a profile for a director candidate. Such profile is then shared with a specialized external executive search firm, who assists the CNG committee in selecting candidates for interviews. Prior to the interview, the specialized external firm is responsible for a background check with former employers and colleagues of the respective candidates.

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

Plurality

We value plurality in our operations. We believe that having a plural Board of directors can offer a breadth and depth of perspectives that enhance our performance. Recommendations concerning director nominees are based on merit and past performance as well as other factors, as we believe that having a plural and inclusive organization overall is beneficial to our success.

Compensation-setting process

Our CNG committee is responsible for assisting our Board of directors in fulfilling its governance and supervisory responsibilities and advising our Board of directors with respect to evaluation and monitoring of compensation models and policies performed every two years, which takes into account peer companies and the challenges and opportunities we face. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing, and making recommendations to our Board of directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

Share ownership

Luís Ermírio de Moraes, a member of our Board of directors, indirectly owns approximately 2,356,402 or approximately 1.79% of our common shares or options on the company’s shares. As of December 31, 2025, none of our executive officers own, beneficially or of record, any of our common shares.

Executive Officers and Management Committee

Executive officers and management committee

Executive officers

We have global executives and management teams for our main subsidiaries. Each subsidiary team has a management structure that adheres to our corporate governance rules. Our executives currently are as follows:

Name	Age	Principal Residence	Position
Ignacio Rosado	56	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	56	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer; Chief Executive Officer of Nexa Peru
Mauro Davi Boletta	65	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	48	Lima, Peru	Senior Vice President of Mining Operations
Jones Aparecido Belther	58	São Paulo, Brazil	Senior Vice President of Technical Services & Business Development
Carlos Alberto Hilário de Andrade	60	São Paulo, Brazil	Vice President of Human Resources and Corporate Affairs
Renata Penna Moreira Gunzburger	42	São Paulo, Brazil	Vice President of Legal & Governance
Felipe Lana De Almeida	44	São Paulo, Brazil	Projects, Engineering, and Energy Officer
Fernando Demuner da Silva	46	São Paulo, Brazil	Smelting Operations Officer
Neuma Eufrazio Braz Moreira	41	São Paulo, Brazil	Internal Audit, Compliance & Internal Controls Officer

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

José Carlos del Valle. Mr. del Valle has been our Senior Vice President of Finance and Group Chief Financial Officer since October 2022, and he also serves as Chief Executive Officer of Nexa Peru since November 2022. He has extensive knowledge of the metals and mining industry and more than 25 years of experience in finance and planning. Mr. del Valle joined us after spending nine years as CFO at Compañía Minera Antamina, where he led a successful company-wide transformation program and a US$1 billion syndicated loan financing initiative, among other key efforts. Before Antamina, he was the CFO of Volcan Compañía Minera and he held various leadership positions at well-known companies, including McKinsey & Company, Standard Chartered Bank, and Wells Fargo Bank, among others. Mr. del Valle holds a Business Administration degree from California State University, as well as an MBA from The Wharton School. He also graduated from the Advanced Management Program at Harvard Business School.

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

Carlos Alberto Hilário de Andrade. Mr. Hilario became our Vice President of Human Resources and Corporate Affairs in April 2025. With over 25 years of experience in people management, he has built his career in leadership roles at major companies in the mining, steel, and forestry sectors, with an international track record across multiple countries, including Brazil, the United States, Argentina, and Trinidad and Tobago. Prior to joining, he served as Executive Director of Human Resources at Anglo American and held several senior leadership positions at ArcelorMittal. Throughout his career, he has led initiatives focused on cultural transformation, leadership development, labor relations, health, safety, and the environment, in addition to experience in social management and institutional relations. He holds degrees in Psychology and Business Administration, a PhD in Business Administration from Pontificia Universidad Católica Argentina, and a Master’s in Business Administration from Fundação Getulio Vargas (FGV).

Renata Penna Moreira Gunzburger. Ms. Penna has been our Vice President of Legal & Governance since April 2023. Ms. Penna joined us as Chief Legal Counsel and Head of Governance in 2017. With more than 20 years of experience, Ms. Penna has focused on M&A, project finance and capital market transactions and she served as counsel and project manager on our initial public offering in October 2017. As of 2024, she also serves as a member of the board of directors of FUNSEJEM and as of May 2025 she serves as a member of the board of directors of Instituto Votorantim. Prior to Nexa, she led LATAM, M&A and Finance divisions within the Legal Department of Votorantim Cimentos for six years, as well as worked for law firms such as Linklaters, Lobo & de Rizzo and Barbosa Mussnich & Aragão Advogados. Ms. Penna has a Bachelor from Pontifícia Universidade Católica de São Paulo and a Master of Law Degree (LL.M.) from the University of Chicago Law School, an Executive MBA from Instituto de Ensino e Pesquisa (“INSPER”),completed an Executive Education Program on Women on Board from Harvard Business School and a qualification at INSEAD in Transition to General Management.

Felipe Lana De Almeida. Mr. Almeida has been with Nexa since 2017 and was recently appointed as Projects, Engineering, and Energy Officer. He brings over 20 years of experience in the Automotive, Steel, and Mining Industries. Throughout his career, Mr. Almeida has held various roles focused on Engineering Development, Construction, Capital Projects, Portfolio Management, and Project Management Office. He has worked for well-known companies such as Fiat Powertrain Technologies, ArcelorMittal Long Carbon Americas, Anglo American Nickel, Niobium and Phosphates, and CMOC, where he had the opportunity to collaborate with different cultures and contribute to important strategic business growth initiatives. Mr. Almeida holds a degree in Mechatronic Engineer from PUC Minas and a postgraduate degree in Project Management from IBMEC Business School.

Fernando Demuner da Silva. Mr. Demuner has been our Smelting Operations Officer since January 2025, bringing over 22 years of experience in zinc smelting operations. He joined Nexa (formerly Votorantim Metais S.A.) in 2003, holding various leadership roles in operations and corporate areas in Brazil and Peru. Prior to his current position, he served as the General Manager of the Cajamarquilla Smelter and as Corporate General Manager of Smelting Operations and Development. He graduated in Metallurgical Engineering from the Federal University of Ouro Preto (“UFOP”) in 2002. Additionally, he holds multiple qualifications, including an MBA from Fundação Getúlio Vargas (“FGV”), a Leadership Course from Harvard University, an Executive Development Program at Fundação Don Cabral (“FDC”) and Kellogg School of Management. He also completed international specializations in Corporate Finance from ESAN Graduate School of Business and Mining Business Management from Universidad del Pacifico, both in Peru.

Executive Officers and Management Committee

Neuma Eufrazio Braz Moreira. Ms. Moreira has been a member of our Leadership Team since October 2023. She brings over 20 years of leadership experience in building and managing Corporate Governance, Internal Controls, Risks and Internal Audit, Crisis Management and Compliance functions. Neuma has extensive experience in the mining industry, collaborating with companies involved in Iron Ore, Nickel, Phosphates, Niobium, and Copper. She has also worked across various cultures and regions, including Europe, South Africa, Chile, Peru, Australia, and the United States, with experience at the Board level. Before joining Nexa, Neuma led Anglo American Brazil’s Governance, Internal Controls, Risks & Crisis Management, and Compliance division for 10 years, reporting directly to the CEO. From April 2022 to October 2023, she served as board member of the Fiscal Council for Fundambras, representing Anglo American. She has also held key roles at Ferrous Resources and Fir Capital / DJF Fund and has been a graduate and postgraduate professor at the Anima Group, teaching subjects such as calculation, statistics, internal audit, and corporate governance. Neuma holds a Bachelor’s degree in IT and Business from PUC Minas and SEBRAE, a postgraduate degree in Business and Finance from IBMEC Business School, and a postgraduation in Data Privacy from Fundação Dom Cabral. She is certified as Leader Auditor in Antibribery System by RINA, a certified Board Director and Governance Officer by the Brazilian Institute of Corporate Governance and earned a Master’s degree in Math and Computer Modelling from the Federal Centre of Technological Education of Minas Gerais in December 2013. She is also currently pursuing a Master’s in Compliance from IMF Business School. In 2020, Neuma was recognized as one of the Top 100 Global Inspirational Women in Mining by Women in Mining UK.

Evaluation of executive officers

On an annual basis, the performance of our executive officers is evaluated by the chief executive officer, the CNG committee and ultimately, the Board of directors. We strive to create a strong ethical and high-performance culture, as well work to ensure an appropriate succession plan that ensures the continuity of our business. In addition to future business needs, we consider the core skills, experience, and personal attributes necessary to conduct our strategy.

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

Management committee

In accordance with our articles of association, the Board of directors may delegate its powers to conduct our management and affairs, as well as its representation of us with respect to such matters, to a Management committee. The Management committee consists of at least three, and a maximum of eleven, members. The members are not required to be our shareholders or directors. The Board of directors may not delegate its powers related to general guidance of our business or acts reserved to the Board of directors pursuant to the 1915 Law.

The following table sets forth the current members of our Management committee, and their respective positions. The term of the members of our Management committee expires on the day of the first Board meeting held after the 2026 general shareholders’ meeting.

Name	Age	Principal Residence	Position
Ignacio Rosado	56	São Paulo, Brazil	President and Chief Executive Officer
José Carlos del Valle	56	Lima, Peru	Senior Vice President of Finance and Group Chief Financial Officer
Mauro Davi Boletta	65	São Paulo, Brazil	Senior Vice President of Smelting Operations and Commercial
Leonardo Nunes Coelho	48	Lima, Peru	Senior Vice President of Mining Operations
Jones Aparecido Belther	58	São Paulo, Brazil	Senior Vice President of Technical Services & Business Development

Executive Officers and Management Committee

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

Executive and Director Compensation

Executive and Director compensation

The following discussion describes the significant elements of the compensation of our executive officers and directors for the year ending December 31, 2025.

In 2025 our executive compensation program includes cash compensation in the form of base salary, short-term incentives, and long-term incentives. We provide base salary to compensate executives for their day-to-day responsibilities, which is aligned to a market reference based on industry analysis. We evaluate our total compensation practices on an annual basis to ensure that our compensation remains competitive in light of market and industry trends.

Our CNG committee is responsible for assisting our Board of directors in fulfilling its governance and supervisory responsibilities and advising our Board of directors with respect to evaluation and monitoring of compensation models and policies and other related matters. The committee’s responsibilities also include administering and determining our compensation objectives and programs, reviewing, and making recommendations to our Board of directors concerning the level and type of the compensation payable, evaluating performance, implementing evaluation and improvement processes, and ensuring that policies and processes are consistent with our philosophy and the objectives of our compensation program.

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

Our LTI program is based on a three to five-year vesting period and is comprised of two parts providing for cash payments based on specific performance conditions: (i) restricted grant and (ii) absolute performance grant. Both grants are defined amounts approved by the Board of directors to be paid out at the end of the third, fourth and fifth year, considering one third of the total payment to be made on each of the three payments. The restricted grant amount provides for certain payments variable according to the total shareholder return (“TSR”) over each payment period, a performance metric that reflects the return to our shareholders (based on share prices and dividend payments in the period). For more details about our dividend payments, see “Liquidity and Capital Resources—Distributions.” The payment of the absolute performance grant is based on a targeted Company TSR combined with a performance curve, over each payment period, both approved by our Board of directors at each granting period. The performance curve determines the amount to be paid in case of a performance equal or lower than expected in the targeted TSR. If the targeted TSR is achieved, the payment is fully due. If the performance of the TSR is greater than expected, the supplementary grant to be paid will be adjusted by up to 100%. At the end of the five-year vesting period, the amount paid on the previous two payments will be adjusted with the fifth year TSR result. The plan contains specific rules in case of change of control, which may be adjusted by the CNG Committee and/or Board in special cases.

Executive and Director Compensation

Insider trading policies

Our insider trading policy prohibits directors, officers, and employees from improper trading in our securities, including shares, convertible securities, debt instruments, options, warrants, and derivative securities, whether issued by us or not. The policy also prohibits purchasing financial instruments designed to hedge or offset a decrease in market value of our securities, such as prepaid variable forward contracts, equity swaps, or collars. The policy applies to all securities owned directly or indirectly by directors, officers, and employees, or over which they exercise control. Our policy is made available to directors, officers and employees and applies even after termination of employment or service. Violations may result in disciplinary action, including termination.

2025 executive compensation

During the fiscal year of 2025, our executive officers received cash compensation in an aggregate amount of approximately US$6.6 million which includes compensation paid to any officers whose terms ended on the first business day of 2025. The following table summarizes compensation we paid to our executive officers during the fiscal year of 2025, including base salary, short-term incentive programs or bonuses, long-term incentive programs and pension value, in addition to severance payments.

Compensation for the year ended December 31, 2025 (US$)
Annual fixed compensation	2,261,291.00
In-kind benefits and pension plans	82,454.00
Variable compensation	3,874,572.00
Total amount recognized to active executive officers	6,218,216.00
Severance	401,234.83
Total amount recognized to active and former executive officers	6,616,450.82

For the year ended on December 31, 2025, the highest individual compensation paid to a member of our management team was composed as set forth in the table below.

Compensation for the year ended December 31, 2025 (US$)
Annual fixed compensation	628,390.00
In-kind benefits and pension plans	33,568
Variable compensation	1,107,177.00
Highest total amount recognized in 2025	1,769,136.00

2025 director compensation

During the fiscal year ended on December 31, 2025, our directors received total compensation in an aggregate amount of approximately US$2.3 million for their services as members of our Board of directors. In 2025, the average base compensation for each Director was US$235,000 which remains as the current base compensation. In addition, each director is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board meetings and meetings for any committee on which he or she serves.

Executive and Director Compensation

We have no service contracts with members of our Board of directors providing for benefits upon termination of employment.

Retirement benefit plans

All executive officers participate in FUNSEJEM, a private pension fund for Votorantim group employees. The plan is a defined contribution plan, voluntary and supplemental to Brazil's mandatory social security system. The plan's assets correspond to 100% of liabilities, with annual actuarial assessments. We match participant contributions between 1.5% and 6.0% monthly, depending on the participant's chosen contribution percentage.

Recovery analysis of incentive-based compensation

Our employee incentive compensation recovery policy (the “Clawback Policy”) provides that if we are required to prepare an accounting restatement, our Compensation, Nominating and Governance Committee must determine whether there has been any erroneously awarded compensation for each of our executive officers in connection with such accounting restatement. The Clawback Policy is incorporated by reference as Exhibit 97.1 to this report.

No excess incentive compensation was received by executive officers in 2025.

Employees

Employees

As of December 31, 2025, we had 5,615 employees and 9,983 independent contractors. The following tables show the number of employees and contractors as of December 31, 2025, 2024 and 2023.

Number of Employees
	As of December 31,
	2025	2024	2023
Brazil	3,532	3,247	3,658
Peru	2,065	1,989	2,095
United States and Luxembourg	15	17	18
Total	5,612	5,253	5,771

Number of Independent Contractors (1)(2)
	As of December 31,
	2025	2024	2023
Brazil	3,224	2,497	3,035
Peru	6,759	6,665	6,963
Total	9,983	9,162	9,998

(1) Refers to fixed-term contracts only.

(2) Independent contractors were reclassified based on the length of their contracts. Fixed contractors are considered as those with contract terms longer than six months and access to operational or corporate unit for more than 12 days per month.

Of our total employees as of December 31, 2025, approximately 45.5% were engaged in mining operations, 25.4% in smelting operations, and 29.0% in corporate and administrative functions. Women held 25.5% of leadership positions (coordinator level and above) as of December 31, 2025, an increase compared to 23.7% as of December 31, 2024. We have set a target of achieving 30% female representation in leadership by 2030.

The increase in independent contractors in 2025 reflects operational requirements. In both Peru and Brazil, the increase in independent contractors was primarily driven by higher mining development needs mainly at Cerro Lindo, Cerro Pasco, and Aripuanã, which required additional specialized contractor support. In 2025 we reclassified independent contractors based on contract duration (longer than six months) and frequency of site access (more than 12 days per month), with figures presented from prior periods adjusted to ensure comparability.

Most of our employees are represented by labor unions. On June 26, 2025, operations at the Cajamarquilla smelter were partially and temporarily suspended, as operator employees, represented by their labor union, initiated a strike on June 25, 2025. On June 30, 2025, operations at the Cajamarquilla smelter fully resumed at normal capacity utilization levels, following the successful conclusion of negotiations. The temporary suspension lasted three days. We negotiate collective bargaining agreements, relative to salaries, working conditions and welfare, with the various unions that represent our employees. Although we believe our present labor relations are good, there can be no assurance that further work slowdowns, stoppages or strikes will not occur prior to or upon the expiration of the current collective bargaining agreements, and we are unable to estimate the effect of any such work slowdowns, stoppages or strikes on our production levels, in spite of an established contingency plan.

We invest in employee development programs designed to maintain and strengthen the technical capabilities and operational competitiveness of our workforce. In 2025, we delivered 203,744 total training hours across the organization, or approximately 32.8 hours per employee, compared to 175,086 hours and 31.2 hours per employee in 2024. Our programs include technical and operative training, a mentoring program, a leadership development program, young professional training, and individualized development plans. In 2025, 89.5% of eligible employees completed our annual performance and career development review. In addition, we participate in the Academy of Excellence, a leadership development program administered by Votorantim.

Employees

In 2025, 1,148 new employees joined Nexa and 720 employees departed, resulting in a voluntary turnover rate of 5.4% and a total turnover rate of 17.0%, compared to a total turnover rate of approximately 18.6% in 2024. In our mining operations specifically, where retention of experienced technical personnel is critical to safe and efficient production, the voluntary turnover rate was 6.1% in 2025. We continue to invest in competitive compensation structures, including fixed and variable pay components and long-term incentive programs, to support talent retention across our operations.

Legal Proceedings

V.	Additional information

Legal proceedings

As of December 31, 2025, we were party to various legal and administrative proceedings relating to labor, civil, environmental and tax matters in which the disputed amount for probable and possible claims was an aggregate of US$711.1 million. It is our policy to make provisions for legal contingencies when, based upon our judgment and the advice of our legal counsel, the risk of loss is probable. As of December 31, 2025, we had established a net provision in the amount of US$148.7 million to cover contingencies for proceedings for which the risk of loss was deemed probable.

The following tables summarize judicial and administrative proceedings to which we are a party, the amounts in dispute in these proceedings in which a loss is considered probable or possible and the aggregate amount of the net provision established for losses that may arise from these proceedings.

	As of December 31, 2025
	Total Proceedings (1)	Total Net Provisions (2)
	(in millions of US$)
Civil and environmental (3)	160.9	22.5
Tax	493.8	101.1
Labor	56.3	25.1
Total	711.1	148.7

(1)	Does not include claims with expectation of loss classified as remote.
(2)	Only includes claims with expectation of loss classified as probable, net of judicial deposits.
(3)	Includes environmental legal and administrative proceedings.

Civil and environmental liabilities and contingencies

As of December 31, 2025, we were party to civil judicial proceedings and environmental administrative proceedings, with a probable or possible chance of loss in the aggregate amount of US$160.9 million, for which we have recorded a net provision in the amount of US$22.5 million for proceedings with probable losses. The civil and environmental judicial claims filed against us primarily relate to pollution and collection lawsuits, repossession actions and indemnity actions related to contract disputes.

Tax liabilities and contingencies

As of December 31, 2025, we were party to tax related judicial proceedings, with a probable or possible chance of loss in the aggregate amount of US$493.8 million, for which we have recorded a net provision in the amount of US$101.1 million for proceedings with probable losses.

The tax-related judicial and administrative claims filed against us primarily relate to (i) value added tax on Sales and Services (“VAT”), (ii) corporate income tax and social contribution on net profit (“CIT”), (iii) Brazilian mining royalty (“CFEM”), (iv) Social Contributions (“PIS” and “COFINS”).

Labor liabilities and contingencies

As of December 31, 2025, we were party to labor judicial proceedings related to employment benefits, with a probable or possible chance of loss of a total amount of US$56.3 million, for which we have recorded a net provision in the amount of US$25.1 million for proceedings with probable losses. The judicial and administrative claims related to labor benefits that were filed against us are mainly related to (i) overtime payments, (ii) compensation for illness-related damages, and (iii) payment of social benefits.

Legal Proceedings

Other legal proceedings

VAT investigation

Throughout 2023 and 2024, we cooperated with an investigation by the Fiscal Office of the State of Minas Gerais and the Public Ministry of Minas Gerais (the “MG Authorities”) regarding VAT-related practices of certain former customers and our relationship with them. In the third quarter of 2023 and in February 2024, we entered into resolutions with the MG Authorities, without admitting primary responsibility, agreeing to make tax payments on behalf of certain customers and, in one instance, an additional ESG-related contribution. We recognized total liabilities of US$105.9 million, recorded primarily as other income and expenses and financial expenses. The amounts will be funded through a combination of VAT credit offsets, limited upfront cash payments, judicial deposit offsets and installment payments adjusted by the Brazilian federal funds rate. These resolutions conclude the investigation as it relates to us and we do not expect further developments or provisions, but we reserve our right to seek recovery from certain customers for amounts paid on their behalf, to be recognized only upon recovery.

Cerro Lindo stability agreement

To promote investments in Peru, investors and Peruvian companies can enter into an agreement with the Peruvian government, known as a Legal Stability Agreement, which provides a stable legal and tax regime for a specified period. In March 2002, Nexa Peru entered into a guarantee and investment protection contract, referred to as the stability agreement. Pursuant to this stability agreement, Nexa Peru applied a special income tax rate of 20.0% from 2007 through 2021. We are engaged in ongoing tax-related discussions with the Peruvian tax authorities SUNAT related to the stability agreement of Cerro Lindo’s operations. The Peruvian tax authority issued revised the tax audits for the years-ended December 31, 2014, 2015, 2016 and 2017, arguing that the stability income tax rate (20%) granted by the stability agreement applies only to the income generated from 5,000 tons per day of its production (i.e., income exclusively related to the investments informed in the Cerro Lindo Feasibility Study), and not from Cerro Lindo’s entire production capacity expanded over time. The total amount estimated for the contingency from 2014 to 2017 is US$213.3 million.

In October 2025, the tax court issued unfavorable decisions for the 2014 and 2015 years, and in December 2025, we initiated judicial proceedings seeking partial annulment of these tax court decisions with respect to SUNAT’s disregard of the 20% stabilized tax regime applicable to the Cerro Lindo Project.

In January 2026, we were notified of the tax court resolutions regarding the 2016 and 2017 years, in which the tax court declared the SUNAT’s tax stability assessment null, considering that SUNAT did not adequately assess the documentation submitted by Nexa during the administrative process and that it failed to define a clear criterion for the segregation of results. Consequently, the TC recognized that SUNAT should not have applied the 29.5% non-stabilized tax rate to our total results and ordered the cases to return to the audit stage.

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that a portion of our income was subject to the tax stability regime. In January 2025, we paid US$18.3 million to obtain a 60% reduction in penalties and interests.

In the fourth quarter of 2025, SUNAT also concluded its audit of the 2019 tax period, applying the same criteria used in the 2018 audit. In January 2026, we paid US$12.2 million to obtain 60% reduction in penalties and interest.

For both payments related to the 2018 and 2019 tax periods, we maintain our legal position and do not consider such payments as an acknowledgement of liability and will continue pursuing its legal defense before the competent authorities. SUNAT is currently auditing the 2020 and 2021 tax years, which are the last fiscal years covered by the stability agreement.

Legal Proceedings

Cajamarquilla Transfer Pricing litigation

We are engaged in transfer pricing discussions in Peru, relating to the discount and premium applied by Nexa CJM in the export of refined zinc to its related parties, Votorantim and Nexa Resources. In December 2024, Cajamarquilla received a new tax assessment related to the fiscal year 2018 (“CJM 2018”) in the amount of US$31.2 million. In the same month, SUNAT released a decision for Nexa CJM’s transfer pricing practices related to fiscal year 2017 (“CJM 2017”), denying defenses we filed and maintaining its previous position. In January 2025, Nexa CJM paid the corresponding tax amounts and obtained a reduction of 60% for fines related to CJM 2018, US$18.3 million, and 40% for fines related to CJM 2017, US$24.0 million. These payments do not represent a recognition of the tax debt and Nexa CJM will continue to proceed with its defenses where applicable.

Articles of Association

Articles of association

Company objectives and purposes

We were incorporated in Luxembourg as a public limited liability company (société anonyme) on February 26, 2014. Our articles of association provide that our corporate purpose is to, among others, (i) carry out any trade, business or commercial activities whatsoever, including but not limited to the purchase, exchange and sale of goods and/or services to third parties; (ii) take participations and interests, in any form whatsoever, in any commercial, industrial, financial or other, Luxembourg or foreign companies or enterprises; (iii) acquire through participations, contributions, underwriting, purchases or options, negotiation or in any other way any securities, rights, patents and licenses and other property, rights and interest in property as we shall deem fit; (iv) generally to hold, manage, develop, sell or dispose of the same, in whole or in part, for such consideration as Nexa Resources may deem fit, and in particular for shares or securities of any company purchasing the same; (v) enter into, assist or participate in financial, commercial and other transactions; (vi) grant to any holding company, subsidiary or sister company, or any other company that belongs to the same group as Nexa Resources, any assistance, loans, advances or guarantees (in the latter case, even in favor of a third-party lender of any affiliates); (vii) borrow and raise money in any manner and to secure the repayment of any money borrowed; and (viii) generally to do all such other things as may appear to Nexa Resources to be incidental or conducive to the attainment of the above objects or any of them. We can perform all commercial, technical, and financial operations, connected directly or indirectly in all areas as described above, in order to facilitate the accomplishment of its purpose, provided always that Nexa Resources will not enter into any transaction that would constitute a regulated activity of the financial sector without due authorization under Luxembourg law.

Our common shares are governed by Luxembourg law and our articles of association. Our articles of association were amended in May 2025. The following is a summary of the material terms of our common shares based on our articles of association and Luxembourg law. These rights may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. We encourage you to read the complete form of our articles of association, filed as Exhibit 1 of this annual report on Form 20-F.

Common shares

As of December 31, 2025, our issued share capital was US$132,438,611 represented by 132,438,611 common shares fully paid, with par value of US$1.00 per share. In addition to our issued share capital, we have an authorized share capital of US$231,924,819, represented by 231,924,819 common shares.

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

Voting rights

There are no restrictions on the rights of Luxembourg or non-Luxembourg residents to vote our shares. All our shareholders, including our public shareholders, hold common shares with identical voting rights, preferences, and privileges. Each common share entitles the shareholder to attend a general meeting of shareholders in person or by proxy, to address the general meeting of shareholders and to vote. Each common share entitles the holder to one vote at the general meeting of shareholders.

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

General meeting of shareholders

In accordance with Luxembourg law and our articles of association, any regularly constituted general meeting of our shareholders has the power to order, conduct or ratify acts relating to our operations to the extent that such decisions are the domain of the shareholders and not the Board of directors.

Our annual general meeting of shareholders shall be held at our registered office, or at such other place in Luxembourg as may be specified in the notice of the meeting, within six months after the end of the relevant financial, year. Except as otherwise specified in our articles of association, resolutions at a general meeting of shareholders are adopted by a simple majority of shares present or represented and voting at such meeting.

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

Issuance of shares and preferential subscription rights

Our shares may be issued pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may also delegate the authority to issue shares to the Board of directors for a renewable period of five years. The Board of directors has been authorized to issue up to 231,924,819 common shares. Such authorization will expire five years after the date publication in the Luxembourg legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of the of the general meeting of shareholders held on May 8, 2025 (unless amended or extended by the general meeting of shareholders).

Each holder of shares has preferential subscription rights to subscribe for any issue of shares pro rata to the aggregate amount of such holder’s existing holding of the shares. Each shareholder shall, however, have no preferential subscription right on shares issued for a contribution in kind.

Preferential subscription rights may be restricted or excluded by a resolution of the general meeting of shareholders, or by the Board of directors if the shareholders delegate. The general meeting of shareholders has delegated to the Board of directors the power to cancel or limit the preferential subscription rights of the shareholders when issuing new shares, so long as the issuance of new shares is conducted through a public offering.

If we decide to issue new shares in the future and do not exclude the preferential subscription rights of existing shareholders, we will publish the decision by placing an announcement in the Luxembourg official journal Recueil Electronique des Sociétés et Associations and in a newspaper published in Luxembourg. The announcement will specify the period in which the preferential subscription rights may be exercised. Such period may not be shorter than 14 days after the publication of the offer. The announcement will also specify details regarding the procedure for exercise of the preferential subscription rights. Under Luxembourg law preferential subscription rights are transferable and tradable property rights.

Articles of Association

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

As of December 31, 2025, there were no authorized share buyback programs. For more information, see “Share Ownership and Trading—Purchases of equity securities by the issuer and affiliated purchasers.”

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

Our articles of association provide that, in case our shares are recorded in the register of shareholders on behalf of one or more persons in the name of a securities settlement system or the operator of such a system, or in the name of a professional depositary of securities or any other depositary or of a sub-depositary designated by one or more depositaries, we —subject to a confirmation in proper form received from the depositary—will permit those persons to exercise the rights attaching to those shares, including admission to and voting at general meetings of shareholders. The Board of directors may determine the requirements with which such confirmations must comply. Shares held in such manner generally have the same rights and obligations as any other shares recorded in our shareholder register(s).

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

This discussion does not constitute tax advice and is intended only as a general guide. Shareholders should also consult their own tax advisors as to the Luxembourg tax consequences of the ownership and disposition of our common shares. The summary applies only to shareholders who will own our common shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, and shareholders who have, or who are deemed to have, acquired their shares in the capital of Nexa Resources by virtue of an office or employment.

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

Luxembourg withholding tax—Share capital reductions or share premium reimbursements

Share capital reductions or share premium reimbursements made by Nexa Resources to the Luxembourg and non-Luxembourg shareholders, and stemming from contributions made by the shareholders, are in principle subject to a 15% Luxembourg withholding tax, unless they have been motivated by genuine economic reasons and provided that Nexa Resources does not have distributable reserves or profits available. Although genuine economic reasons are not defined by law, Luxembourg tax authorities may examine the given reasons. We do not intend to make capital reductions in the near future. Nexa Resources discloses distributable reserves, retained earnings and profits in its chart of accounts according to Decree dated June 10, 2009. As of December 31, 2025, we had the ability to pay dividends and share premiums. The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of directors. See “Share Ownership and Trading—Distributions.”

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

For a shareholder to benefit from such exemption upon a distribution date, Nexa Resources must file a properly competed form 900 with the Luxembourg tax authorities within 8 days following the earlier of (a) the payment date set in the distribution decision or (b) the day following the distribution decision date in case no payment date is fixed. Luxembourg tax authorities may request all relevant documentation showing fulfillment of the above-mentioned conditions (e.g., including a tax residency certificate). We make no representation that this exemption procedure will be practicable with respect to shares held through a clearing system such as DTC (in the United States).

Taxation

Alternatively, a shareholder may file a refund request (form 901bis, stamped and validated by the tax authorities of the State of residency of the shareholder) with the Luxembourg tax authorities before December 31 of the year following the taxable event (i.e., the distribution). We make no representation that this refund procedure will be practicable for a shareholder residing in the United States or any other specific jurisdiction.

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

Pillar Two

Pillar Two is focused on implementing a global minimum tax designed to ensure that large multinationals pay a minimum effective tax rate of 15% in every jurisdiction they operate. Pillar Two is expected to apply to multinational groups with turnover in excess of €750 million. The Pillar Two proposals involve a framework of complex rules which, broadly, would impose top-up taxes on certain entities within a multinational group where the overall tax paid on the group’s profit in any jurisdiction falls below the minimum 15% effective tax rate. The proposed rules for determining whether a top-up tax is required in respect of the group’s profits in a jurisdiction and the allocation of any such top-up tax between the members of the group are detailed and are designed to prevent multinational groups from being able to structure around the rules. It should be noted that a group’s effective tax rate in a jurisdiction may fall below the minimum 15% rate, and therefore a top-up tax may be required, even if that jurisdiction’s statutory headline tax rate is over 15%. On December 14, 2022, the EU Member States adopted a Council Directive (2022/2523) on ensuring a global minimum level of taxation for multinational enterprise (“MNE”) groups and large-scale domestic groups in the EU (“Minimum Tax Directive”). EU Member States had the obligation to implement the Minimum Tax Directive into their national laws before December 31, 2023. The Minimum Tax Directive was implemented into Luxembourg national law on December 22, 2023, and applies to fiscal years starting on or after December 31, 2023.

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

Due to modifications to Peruvian income tax law, as of January 1, 2019, even if the abovementioned conditions are not met, an indirect transfer of Peruvian shares will also be deemed to exist if the “total value” of shares of the Peruvian company indirectly transferred within any 12-month period is equivalent to or higher than 40,000 Peruvian tax units (S/176 million or US$50.0 million approximately). Said “total value” is determined by multiplying: i) the “percentage” that the FMV of the shares issued by the Peruvian company held (directly or indirectly) by the non-resident company which shares are being transferred, represents with regard to the FMV of all the shares issued by said non-resident company; and ii) the price agreed for the shares issued by the non-resident company directly transferred. To determine the “total value” threshold, transfers made by those parties which qualify as related to the transferor should also be considered. Nonetheless, the “taxable base” shall be determined, in any case, per party, considering the transfers made by the latter within the abovementioned 12-month period, but excluding those transfers previously taxed.

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

Taxation

United States federal income tax considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership, and disposition of our common shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations (“Regulations”), rulings, and judicial interpretations thereof, in force as of the date hereof, and the U.S.-Luxembourg Treaty dated December 20, 2000 (as amended by any subsequent protocols) (the “Treaty”). Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of our common shares. In particular, this summary is directed only to U.S. Holders that hold common shares as capital assets and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our common shares by vote or value, persons holding common shares as part of a hedging or conversion transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days in a taxable year, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or any alternative minimum tax consequences of acquiring, holding, or disposing of common shares.

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

The common shares are listed on the NYSE and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our consolidated financial statements and certain estimates of our gross income and gross assets and relying on the Commodity Exception (as defined below under “Passive Foreign Investment Company Status”), we do not believe that we were a PFIC for our 2025 or 2024 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. Accordingly, we expect that dividends paid on the common shares will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Luxembourg dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in Regulations promulgated in December 2021, and any Luxembourg tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance issued in July 2023 and complies with specific requirements set forth in such guidance, the Luxembourg tax on dividends will be treated as meeting these requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Luxembourg tax on dividends is uncertain, and we have not determined whether these requirements have been met. If the Luxembourg dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Luxembourg tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Taxation of dispositions of common shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder generally will recognize gain or loss on the sale, exchange or other disposition of common shares in an amount equal to the difference, if any, between the amount realized upon the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the common shares. A U.S. Holder’s adjusted tax basis in its common shares generally will equal the purchase price for the common shares. Any gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the common shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations. Gain, if any, realized by a U.S. Holder on the sale or other disposition of the common shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

Passive foreign investment company status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particularly taxable year if either:

•	75 percent or more of our gross income for the taxable year is passive income; or

Taxation

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

Based on our consolidated financial statements and certain estimates of our gross income and gross assets, and relying on the Commodity Exception, we do not believe that we were a PFIC for our 2025 or 2024 taxable years, and we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future. However, since PFIC status will be determined by us on an annual basis and since such status depends upon the composition of our income and assets, and the nature of our activities (including our ability to qualify for the Commodity Exception or any similar exceptions), from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. In the event that, contrary to our expectation, we are classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election, as described in the following paragraph, the U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that the U.S. Holder has received in the preceding three taxable years, or the U.S. Holder’s holding period, if shorter), and gain that the U.S. Holder recognizes on the sale of the U.S. Holder’s shares. Under these rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. Classification as a PFIC may also have other adverse tax consequences.

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

Evaluation of Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures

Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Internal Control over Financial Reporting

Internal control over financial reporting

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based upon the criteria established in Internal Controls—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of Treadway Commission (“COSO”). Based on this assessment and criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes Ltda., has audited the effectiveness of our internal control over financial reporting, as stated in their report as of December 31, 2025.

Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting during the fiscal year of 2025, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Principal Accountant Fees and Services

Principal accountant fees and services

The following table summarizes the fees billed to us by our independent auditors PricewaterhouseCoopers Auditores Independentes Ltda. for professional services in 2025 and 2024.

	For the Year Ended December 31,
	2025	2024
	(US$ thousand)
Audit fees	1,832.7	1,695.2
Audit-related fees	31.4	371.5
Tax fees	-	-
Other fees	-	-
Total fees	1,864.1	2,066.7

“Audit fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for the audit of our annual financial statements, the audit of the statutory financial statements of our subsidiaries, and reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. They also include fees for services that only the independent auditor can reasonably provide, including the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. “Audit-related fees” are fees charged by PricewaterhouseCoopers Auditores Independentes Ltda. for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” “Tax fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for services rendered for tax compliance, tax advice, and tax planning. “Other fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes Ltda. for services related with assurance and review procedures not related with regulatory or financial reporting of our consolidated financial statements.

We have established policies and procedures that require any engagement of our independent auditor for audit or non-audit services to be submitted to and pre-approved by the Audit Committee. In addition, our Audit Committee may delegate the authority to pre-approve non-audit services to one or more of its members. All non-audit services that are pre-approved pursuant to such delegated authority must be presented to the full Audit Committee at its first scheduled meeting following such pre-approval. Our Audit Committee also has the authority to recommend pre-approval policies and procedures to our Board of directors and for the engagement of our independent auditor’s services.

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

Exploration: Activities associated with ascertaining the existence, location, extent, or quality of a mineral deposit.

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

Mineralized material: Mineral bearing material that has been physically delineated by one or more methods, including drilling and underground work, and is supported by sampling and chemical analysis. This material has been found to contain a sufficient amount of mineralization of an average grade of metal or metals to have economic potential that warrants further exploration evaluation. While this material is not currently or may never be classified as ore reserves, it is reported as mineralized material only if the potential exists for reclassification into the reserves category. This material cannot be classified in the reserves category until final technical; economic and legal factors have been determined. Under the SEC’s standards, a mineral deposit does not qualify as a reserve unless it can be economically and legally extracted at the time of reserve determination, and it constitutes a proven or probable reserve (as defined below).

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

Mineral Resource: is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for eventual economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location, or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable.

Mine site: An economic unit comprised of an underground and/or open pit mine, a treatment plant and equipment and other facilities necessary to produce metals concentrates, in existence at a certain location.

NSR: Net Smelter Return is the net revenue that the owner of a mining property receives from the sale of the mine’s metal/nonmetal products, less transportation and refining costs.

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

Qualified Person: An individual who is a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration in the specific type of activity that person is undertaking on behalf of the registrant and an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared.

Reclamation: The process of stabilizing, contouring, maintaining, conditioning, and/or reconstructing the surface of disturbed land (i.e., used or affected by the execution of mining activities) to a state of “equivalent land capability.” Reclamation standards vary widely, but usually address issues of ground and surface water, topsoil, final slope gradients, overburden, and revegetation.

Glossary

Refining: The process of purifying an impure metal; the purification of crude metallic substances.

Secondary feed materials: By-products of industrial processes such as smelting and refining that are then available for further treatment/recycling. It can cover foundry ashes, zinc oxides from brass and bronze production, electric arc furnace (“EAF”) dust, and slags.

SHG: Special High Grade.

Skarn: Metamorphic zone developed in the contact area around igneous rock intrusions when carbonate sedimentary rocks are invaded by substantial amounts of silicon, aluminum, iron and magnesium. The minerals commonly present in a skarn include iron oxides, calc-silicates, andradite and grossularite garnet, epidote, and calcite. Many skarns also include ore minerals. Several productive deposits of copper or other base metals have been found in and adjacent to skarns.

Tailings: Finely ground rock from which valuable minerals have been extracted by concentration.

Tonne: A unit of weight. One metric tonne equals 2,204.6 pounds or 1,000 kilograms. One short tonne equals 2,000 pounds. Unless otherwise specified, all references to “tonnes” in this report refer to metric tonnes.

Zinc equivalent: A metric used to compare mineralization that is comprised of different metals in terms of zinc. Copper, lead, silver and gold contents in our concentrate production have been converted to a zinc equivalent grade at the average benchmark prices for 2025, namely, US$2,869.66 per tonne (US$1.30 per pound) for zinc, US$9,944.94 per tonne (US$4.51 per pound) for copper, US$1,963.44 per tonne (US$0.89 per pound) for lead, US$40.03 per ounce for silver and US$3,431.54 per ounce for gold.

Zinc oxide: A chemical compound that results from the sublimation of zinc (Zn-metal) by oxygen in the atmosphere. Zinc oxide is in the form of powder or fine grains that is insoluble in water but very soluble in acid solutions.

Exhibits

Exhibits

Exhibit Number
1	Amended and Consolidated Articles of Association of Nexa Resources S.A., dated as of May 8, 2025.
2.1	Indenture with respect to the 6.500% Notes due 2028, dated June 18, 2020, among Nexa Resource S.A., as issuer, Nexa Resources Cajamarquilla S.A., Nexa Resources Peru S.A. and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.1 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 22, 2021).
2.2	Indenture with respect to the 6.750% Notes due 2034, dated April 9, 2024, among Nexa Resources S.A., as issuer, Nexa Resources Cajamarquilla S.A., and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.3 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 27, 2025).
2.3	Indenture with respect to the 6.600% Notes due 2037, dated April 8, 2025, among Nexa Resources S.A., as issuer, Nexa Resources Cajamarquilla S.A., and Nexa Recursos Minerais S.A., as guarantors, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.
2.4	Description of Securities
8	List of Subsidiaries
11	Insider Trading Policies and Procedures of Nexa Resources S.A. (incorporated by reference to Exhibit 11 to our annual report on Form 20-F (file no. 001-38256) filed with the SEC on March 27, 2025).
12.1	Certification of Chief Executive Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
12.2	Certification of Chief Financial Officer of Nexa Resources S.A. pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.
13.1	Certification of Chief Executive Officer and Chief Financial Officer of Nexa Resources S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Technical Report Summary on the Cerro Lindo Mine, Department of Ica, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.1 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.2	Technical Report Summary on the Cerro Pasco Complex Integration, Pasco Province, Peru – S-K 1300 Report (incorporated by reference to Exhibit 15.2 to our annual report on Form 20-F filed with the SEC on March 27, 2024).
15.3	Technical Report Summary on the Vazante Polymetallic Operations, Minas Gerais, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.3 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.4	Technical Report Summary on the Aripuanã Zinc Project, State of Mato Grosso, Brazil – S-K 1300 Report (incorporated by reference to Exhibit 15.4 to our annual report on Form 20-F/A filed with the SEC on November 4, 2021).
15.5	Consent letter of Nexa’s Qualified Persons.
97	Policy Relating to Recovery of Erroneously Awarded Compensation of Nexa Resources S.A. (incorporated by reference to Exhibit 97 to our annual report on Form 20-F filed with the SEC on March 27, 2024).
101.INS	XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: March 26, 2026

Financial Statements

Nexa Resources S.A. Financial Statements

Nexa Resources S.A.

Consolidated financial statements at December 31, 2025, and report of independent registered public accounting firm

Contents

Consolidated financial statements

Consolidated income statement	3
Consolidated statement of comprehensive income	4
Consolidated balance sheet	5
Consolidated statement of cash flows	6
Consolidated statement of changes in shareholders’ equity	7

Nexa Resources S.A. Consolidated income statement Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024	2023
Net revenues	6	3,002,055	2,766,481	2,573,233
Cost of sales	7	(2,289,159)	(2,228,410)	(2,274,357)
Gross profit		712,896	538,071	298,876

Operating expenses
Selling, general and administrative	7	(145,452)	(127,328)	(126,599)
Mineral exploration and project evaluation	8	(81,696)	(67,976)	(99,612)
Impairment reversal (loss) of long-lived assets	31	91,706	(32,870)	(114,643)
Other income and expenses, net	9	(79,483)	(33,511)	(110,584)
		(214,925)	(261,685)	(451,438)
Operating income (loss)		497,971	276,386	(152,562)

Results from associates’ equity
Share in the results of associates		21,143	21,223	23,536
		21,143	21,223	23,536
Net financial results	10
Financial income		29,900	24,028	25,793
Financial expenses		(306,496)	(245,828)	(213,473)
Other financial items, net		89,231	(147,660)	20,622
		(187,365)	(369,460)	(167,058)

Income (loss) before tax		331,749	(71,851)	(296,084)

Income tax (expense) benefit	11 (a)	(108,605)	(115,556)	4,274

Net income (loss) for the year		223,144	(187,407)	(291,810)
Attributable to NEXA's shareholders		132,626	(205,030)	(291,968)
Attributable to non-controlling interests		90,518	17,623	158
Net income (loss) for the year		223,144	(187,407)	(291,810)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439
Basic and diluted earnings (losses) per share – USD	30 (f)	1.00	(1.55)	(2.20)

3 of 71

Nexa Resources S.A. Consolidated statement of comprehensive income Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024	2023
Net income (loss) for the year	1	223,144	(187,407)	(291,810)

Other comprehensive income (loss), net of income tax – items that can be reclassified to the income statement
Cash flow hedge accounting	16 (c)	(5,150)	(872)	732
Deferred income tax	11 (c)	1,349	981	(1,269)
Translation adjustment of foreign subsidiaries	30 (e)	79,357	(184,446)	81,413
		75,556	(184,337)	80,876

Other comprehensive income (loss), net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	24 (c)	(328)	(1,572)	(583)
Deferred income tax	11 (c)	110	535	198
Changes in fair value of investments in equity instruments	14 (c)	126	(1,256)	(1,466)
		(92)	(2,293)	(1,851)
Other comprehensive income (loss) for the year, net of income tax		75,464	(186,630)	79,025

Total comprehensive income (loss) for the year		298,608	(374,037)	(212,785)
Attributable to NEXA’s shareholders		201,891	(378,759)	(217,840)
Attributable to non-controlling interests		96,717	4,722	5,055
Total comprehensive income (loss) for the year		298,608	(374,037)	(212,785)

4 of 71

Nexa Resources S.A. Consolidated balance sheet Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	15 (a)	515,871	620,537
Financial investments		5,687	19,693
Other financial instruments	16 (a)	18,643	5,279
Trade accounts receivables	17 (a)	228,588	140,793
Inventory	18 (a)	414,395	325,196
Recoverable income tax		11,812	7,575
Other assets	19 (a)	77,225	88,195
		1,272,221	1,207,268

Non-current assets
Investments in equity instruments	14 (c)	5,219	5,093
Other financial instruments	16 (a)	18,124	3
Deferred income tax	11 (c)	307,293	236,887
Recoverable income tax		6,592	5,540
Other assets	19 (a)	211,427	135,726
Investments in associates		32,274	29,488
Property, plant and equipment	21 (a)	2,433,672	2,097,508
Intangible assets	22 (a)	877,928	834,687
Right-of-use assets	23 (a)	110,167	85,265
		4,002,696	3,430,197

Total assets		5,274,917	4,637,465

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	24 (a)	55,415	50,883
Lease liabilities	23 (b)	45,516	32,747
Other financial instruments	16 (a)	32,233	8,523
Trade payables	25 (a)	500,025	443,288
Confirming payables	26 (a)	415,388	268,175
Dividends payable		26,918	3,707
Asset retirement, restoration and environmental obligations	27 (a)	39,326	47,561
Provisions	28 (a)	23,558	13,481
Contractual obligations	29 (a)	18,166	31,686
Salaries and payroll charges		83,597	70,234
Tax liabilities		83,368	54,772
Other liabilities	19 (b)	143,834	120,236
		1,467,344	1,145,293

Non-current liabilities
Loans and financings	24 (a)	1,650,569	1,711,750
Lease liabilities	23 (b)	75,618	63,152
Other financial instruments	16 (a)	71,660	28,611
Asset retirement, restoration and environmental obligations	27 (a)	281,107	231,825
Tax liabilities		96,333	96,563
Provisions	28 (a)	29,913	32,151
Deferred income tax	11 (c)	177,945	132,535
Contractual obligations	29 (a)	72,596	69,272
Other liabilities	19 (b)	62,269	66,020
		2,518,010	2,431,879

Total liabilities		3,985,354	3,577,172

Shareholders’ equity	30
Attributable to NEXA’s shareholders		1,002,934	813,930
Attributable to non-controlling interests		286,629	246,363
		1,289,563	1,060,293
Total liabilities and shareholders’ equity		5,274,917	4,637,465

5 of 71

Nexa Resources S.A. Consolidated statement of cash flows Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Note	2025	2024	2023
Cash flows from operating activities
Income (loss) before tax		331,749	(71,851)	(296,084)
Depreciation and amortization	7	288,996	330,198	310,475
Impairment (reversal) loss of long-lived assets	31	(91,706)	32,870	114,643
Share in the results of associates		(21,143)	(21,223)	(23,536)
Interest, foreign exchange and other financial effects		261,559	224,096	137,405
Gain on sale and write-off of property, plant and equipment	9	1,649	16,183	3,734
Gain on divestments		(7,736)	(9,028)	-
Other restoration obligations		-	-	6,960
Tax voluntary disclosure – VAT discussions		-	-	102,939
Changes in provisions and other assets impairments		27,241	(15,512)	(37,800)
Changes in fair value of loans and financings	24 (c)	(2,052)	3,627	525
Debt modification gain	24 (c)	-	(3,142)	-
Loss on bonds repurchase	24 (c)	1,905	3,348	-
Changes in fair value of derivative financial instruments	16 (c)	(4,116)	(194)	(12,514)
Changes in fair value of energy forward contracts	16 (d)	(9,608)	(81)	15,663
Changes in fair value of offtake agreement	16 (e)	49,254	3,347	(2,268)
Contractual obligations	29 (a)	24,637	21,084	10,121
Price cap realized in offtake agreement	16 (e)	(5,011)	(3,246)	-
Decrease (increase) in assets
Trade accounts receivables		(110,790)	(85,208)	58,067
Inventory		(83,929)	(34,728)	127,002
Other financial instruments		(1,687)	(4,762)	13,271
Other assets		(94,749)	(117,318)	(70,948)
Increase (decrease) in liabilities
Trade payables		(8,174)	139,089	(451)
Confirming payables		126,846	38,335	17,074
Other liabilities		(39,502)	82,979	(42,785)
Cash provided by operating activities		633,633	528,863	431,493
Interest paid on loans and financings	24 (c)	(139,271)	(128,068)	(113,018)
Interest paid on lease liabilities	23 (b)	(9,807)	(11,645)	(6,086)
Premium paid on bonds repurchase	24 (b)	(15,046)	(1,989)	-
Income tax paid		(104,552)	(35,776)	(56,191)
Net cash provided by operating activities		364,957	351,385	256,198
Cash flows from investing activities
Additions of property, plant and equipment	21 (a)	(351,869)	(259,010)	(310,150)
Additions of intangible assets	22 (a)	(1,994)	(5,748)	(3,087)
Net sales of financial investments		27,320	(663)	19,556
Payment for acquisition of subsidiary, net of cash acquired		997	-	-
Proceeds from the sale of property, plant and equipment		1,667	738	1,229
Proceeds from the sale of divestments and restructuring		3,000	2,078	-
Investments in equity instruments	14 (c)	-	(700)	-
Dividends received	30 (g)	23,835	25,185	22,100
Net cash used in investing activities		(297,044)	(238,120)	(270,352)
Cash flows from financing activities			-
New loans and financings	24 (c)	542,414	799,439	56,408
Debt issue costs	24 (c)	(4,931)	(7,577)	(74)
Payments of loans and financings	24 (c)	(632,856)	(681,475)	(27,087)
Payments of lease liabilities	23 (b)	(43,616)	(32,056)	(15,170)
Dividends paid	30 (g)	(34,267)	(15,529)	(23,713)
Payments of share premium	30 (b)	(13,400)	-	(25,000)
Purchase of non-controlling interest shares		(513)	-	-
Purchase of stake in subsidiary by non-controlling shareholders		-	510	-
Capital contribution of non-controlling interest to capital		-	(866)	-
Capital contribution of non-controlling interest to subsidiary		1,864	-	-
Net cash (used in) provided by financing activities		(185,305)	62,446	(34,636)

Foreign exchange effects on cash and cash equivalents		12,726	(12,433)	8,223

Increase (decrease) in cash and cash equivalents		(104,666)	163,278	(40,567)
Cash and cash equivalents at the beginning of the period		620,537	457,259	497,826
Cash and cash equivalents at the end of the year		515,871	620,537	457,259

6 of 71

Nexa Resources S.A. Consolidated statement of cash flows Years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

Non-cash investing and financing transactions
Additions to right-of-use assets	23 (a)	(50,011)	(64,955)	(68,428)
Consolidation effect on subsidiary acquisition		210	-	-
Additions to property, plant and equipment		-	(18,851)	-
Write-offs of property, plant and equipment	21 (a)	3,316	16,579	4,089
Write-offs of intangible assets	22 (a)	1	342	-
Write-offs of right of use assets	23 (a)	-	(5,348)	(7,374)

7 of 71

Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity At and for the years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	132,438	1,037,629	1,245,418	(739,357)	(235,964)	1,440,164	268,009	1,708,173
Net (loss) income for the year	-	-	-	(291,968)	-	(291,968)	158	(291,810)
Other comprehensive income for the year	-	-	-	-	74,128	74,128	4,897	79,025
Total comprehensive income for the year	-	-	-	(291,968)	74,128	(217,840)	5,055	(212,785)
Share premium distribution to NEXA's shareholders - USD 0.19 per share	-	(25,000)	-	-	-	(25,000)	-	(25,000)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(18,351)	(18,351)
Total contributions by and distributions to shareholders	-	(25,000)	-	-	-	(25,000)	(18,351)	(43,351)
At December 31, 2023	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) for the year	-	-	-	(205,030)	-	(205,030)	17,623	(187,407)
Other comprehensive loss for the year	-	-	-	-	(173,729)	(173,729)	(12,901)	(186,630)
Total comprehensive loss for the year	-	-	-	(205,030)	(173,729)	(378,759)	4,722	(374,037)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(17,351)	(17,351)
Acquisition of non-controlling interests	-	-	-	(4,635)	-	(4,635)	3,769	(866)
Purchase of shares in subsidiary from non-controlling shareholders	-	-	-	-	-	-	510	510
Total contributions by and distributions to shareholders	-	-	-	(4,635)	-	(4,635)	(13,072)	(17,707)
At December 31, 2024	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293

8 of 71

Nexa Resources S.A. Consolidated statement of changes in shareholders’ equity At and for the years ended on December 31 All amounts in thousands of US dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the year	-	-	-	132,626	-	132,626	90,518	223,144
Other comprehensive income for the year	-	-	-	-	69,265	69,265	6,199	75,464
Total comprehensive income for the year	-	-	-	132,626	69,265	201,891	96,717	298,608
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(57,289)	(57,289)
Share premium distribution premium to NEXA’s shareholders – USD 0.10 per share - note 30 (g)	-	(13,400)	-	-	-	(13,400)	-	(13,400)
Effects of transactions with non-controlling interest in subsidiary – note 30 (h)	-	-	-	1,005	-	1,005	(1,016)	(11)
Capital contribution of non-controlling interest to subsidiary – note 30 (h)	-	-	-	-	-	-	1,864	1,864
Purchase of non-controlling shares – note 30 (h)	-	-	-	(492)	-	(492)	(10)	(502)
Total contributions by and distributions to shareholders	-	(13,400)	-	513	-	(12,887)	(56,451)	(69,338)
At December 31, 2025	132,438	999,229	1,245,418	(1,107,851)	(266,300)	1,002,934	286,629	1,289,563

9 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

(a)	Impact of new United States tariff decisions

On April 2, 2025, the President of the United States issued an Executive Order imposing a 10% tariff on imports from most countries and up to 50% on selected nations, pursuant to the International Emergency Economic Powers Act (IEEPA). In addition, an investigation was initiated into the potential imposition of tariffs on critical minerals, including zinc and copper. However, the United States remains highly dependent on imports of refined zinc, which reduces the likelihood of the application of significant tariffs on this metal.

During the 2025 fiscal year and up to the issuance date of these financial statements, no further developments occurred regarding the imposition of tariffs on critical minerals. Accordingly, the Company has not identified any material impacts arising from trade measures adopted by the United States or from the potential imposition of import tariffs on zinc or copper. The primary impact observed continues to be exchange rate volatility, driven by U.S. economic policy announcements and ongoing geopolitical tensions.

2	Information by business segment

Business segment definition

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified two operating segments:

•       Mining: consists of five long-life polymetallic mines, three located in the Central Andes of Peru and two located in Brazil (One in the state of Minas Gerais and one in the state of Mato Grosso). In addition to zinc, the Company produces substantial amounts of copper, lead, silver, and gold as by-products, which reduce the overall cost to produce mined zinc.

•       Smelting: consists of three operating units, one located in Cajamarquilla in Peru and two located in the state of Minas Gerais in Brazil. The facilities recover zinc from concentrates and produce metallic zinc (mainly Special High-Grade “SHG” zinc and zinc alloys), zinc oxide and by-products, such as sulfuric acid, copper cement among others.

Accounting policy

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

10 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company defines Adjusted EBITDA as follows: net income (loss) for the year, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects.

In addition, management may adjust the effect of certain types of transactions that in its judgment are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year.

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

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters’ expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments’ results and reconciliation to income before income tax in the consolidated income statement is as follows:

					2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,569,883	2,057,071	(669,298)	44,399	3,002,055
Cost of sales	(938,273)	(1,975,060)	669,298	(45,124)	(2,289,159)
Gross profit	631,610	82,011	-	(725)	712,896

Selling, general and administrative	(73,365)	(72,158)	-	71	(145,452)
Mineral exploration and project evaluation	(75,804)	(6,561)	-	670	(81,696)
Impairment reversal of long-lived assets	91,706	-	-	-	91,706
Other income and expenses, net	(87,752)	11,859	-	(3,590)	(79,483)
Operating (loss) income	486,395	15,151	-	(3,574)	497,971

Depreciation and amortization	189,670	95,497	-	3,829	288,996
Miscellaneous adjustments	(17,771)	2,683	-	-	(15,088)
Adjusted EBITDA	658,292	113,332	-	255	771,879
Changes in fair value of offtake agreement - note 16 (e) / (i)					(44,243)
Impairment reversal of long-lived assets - note 31					91,706
Loss on sale of property, plant and equipment					(1,649)
Asset retirement obligations remeasurement estimate – note 27 (a)					(7,710)
Change in fair value of energy forward contracts - note 16 (d) / (ii)					9,608
Reversal of other restoration obligations – note 27 (a) / (iii)					8,112
Divestment and restructuring gains					7,736
Dividends received in cash – note 30 (g) / (v)					(23,835)
Remeasurement adjustment of streaming agreement – note 29 / (iv)					(24,637)
Miscellaneous adjustments					15,088
Depreciation and amortization					(288,996)
Share in results of associates					21,143
Net financial results					(187,365)
Income before income tax					331,749

11 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

					2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,349,666	1,997,341	(604,034)	23,508	2,766,481
Cost of sales	(1,011,742)	(1,799,773)	604,034	(20,929)	(2,228,410)
Gross profit	337,924	197,568	-	2,579	538,071

Selling, general and administrative	(66,307)	(57,197)	-	(3,824)	(127,328)
Mineral exploration and project evaluation	(60,939)	(7,887)	-	850	(67,976)
Impairment loss of long-lived assets	(32,870)	-	-	-	(32,870)
Other income and expenses, net	(41,714)	7,984	-	219	(33,511)
Operating (loss) income	136,094	140,468	-	(176)	276,386

Depreciation and amortization	243,111	86,458	-	629	330,198
Miscellaneous adjustments	84,866	22,630	-	-	107,496
Adjusted EBITDA	464,071	249,556	-	453	714,080
Changes in fair value of offtake agreement - note 16 (e) / (i)					(102)
Impairment loss of long-lived assets - note 31					(32,870)
Impairment of other assets					(307)
Aripuanã ramp-up impacts					(25,158)
Loss on sale and write-off of property, plant and equipment					(16,183)
Asset retirement obligations remeasurement estimate - note 27 (a)					5,310
Remeasurement adjustment of streaming agreement (iv)					(21,084)
Change in fair value of energy forward contracts - note 16 (d) / (ii)					81
Other restoration obligations - note 27 (a) / (iii)					(1,026)
Divestment and restructuring					9,028
Dividends received in cash – (v)					(25,185)
Miscellaneous adjustments					(107,496)
Depreciation and amortization					(330,198)
Share in results of associates					21,223
Net financial results					(369,460)
Loss before income tax					(71,851)

					2023
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	1,090,276	1,946,661	(468,250)	4,546	2,573,233
Cost of sales	(1,026,178)	(1,726,271)	468,250	9,842	(2,274,357)
Gross profit	64,098	220,390	-	14,388	298,876

Selling, general and administrative	(61,690)	(61,097)	-	(3,812)	(126,599)
Mineral exploration and project evaluation	(90,238)	(9,374)	-	-	(99,612)
Impairment loss of long-lived assets	(109,347)	(5,296)	-	-	(114,643)
Other income and expenses, net	(67,876)	(26,412)	-	(16,296)	(110,584)
Operating (loss) income	(265,053)	118,211	-	(5,720)	(152,562)

Depreciation and amortization	229,153	80,471	-	851	310,475
Miscellaneous adjustments	196,529	51,599	-	-	248,128
Adjusted EBITDA	160,629	250,281	-	(4,869)	406,041
Changes in fair value of offtake agreement (i)					2,268
Impairment loss of long-lived assets					(114,643)
Aripuanã ramp-up impacts					(15,494)
Loss on sale and write-off of property, plant and equipment					(3,734)
Asset retirement obligations remeasurement estimate					3,125
Remeasurement adjustment of streaming agreement (iv)					(10,121)
Change in fair value of energy forward contracts (ii)					(15,663)
Tax voluntary disclosure – VAT matters					(86,906)
Other restoration obligations (iii)					(6,960)
Miscellaneous adjustments					(248,128)
Depreciation and amortization					(310,475)
Share in results of associates					23,536
Net financial results					(167,058)
Loss before income tax					(296,084)

(i) This amount represents the change in the fair value of the offtake agreement described in note 16 (e), which is being measured at Fair value through profit and loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

12 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(ii) This amount corresponds to the change in fair value and any adjustment of the energy surplus arising from electric energy purchase contracts of NEXA’s subsidiary, Pollarix and Nexa Energy Comercializadora de Energia Ltda, as disclosed in note 16 (d). This change in fair value is a non-cash item and has been excluded from the Company’s Adjusted EBITDA calculation.

(iii) During the years of 2023 and 2025, changes were recognized in the provision related to estimated costs of additional obligations associated with five (5) inactive industrial waste containment structures in Brazil, which have remained non-operational for more than 20 years and do not contain mining tailings, water, or liquid waste, as disclosed in Note 27(a). In 2025, following the completion of an engineering study, the competent environmental authority confirmed the classification of these structures as dry stacks and the absence of any remediation requirement, resulting in the reversal of the related provision. As these structures did not contribute to the Company’s operating performance, the effects of these movements were excluded from the calculation of Adjusted EBITDA.

(iv) Annual remeasurement adjustment of the Company’s silver streaming revenues given the changes in long-term prices and in the mine plan for the Cerro Lindo mining unit.

(v) Refers to dividends received from associate company Campos Novos Energia S.A – Enercan, an entity focused on electric energy generation. As the purpose of Nexa’s investment in Enercan is to secure long-term energy supply for its operations in Brazil, the chief operating decision maker (CODM) considers Nexa’s energy costs for a given period together with dividends received from Enercan during such period. Nexa recognized its share of the assets, liabilities, revenues and expenses for its interest in Enercan until November 2022, when it ceased to be a jointly controlled operation. Beginning in 2024, Nexa includes these dividends in its segment Adjusted EBITDA, as the CODM considers them jointly with Nexa’s energy costs.

3	Basis of preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including other financial instruments) measured at fair value at the end of each reporting period.

The consolidated financial statements of the Company for the year ended December 31, 2025, were approved for issue in accordance with a resolution of the Board of Directors on February 26, 2026.

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

13 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

	Percentage of shares		Company Controls	Headquarter	Functional Currency	Activities
	2025	2024
Subsidiaries
Nexa Recursos Minerais S.A. - "NEXA BR"	100	100	Directly	Brazil	Real – BRL	Mining / Smelting
Nexa Resources Cajamarquilla S.A. - "NEXA CJM"	99.91	99.91	Directly	Peru	US Dollar - USD	Smelting
Nexa Resources US. Inc.	100	100	Directly	United States	US Dollar – USD	Trading
Exploraciones Chimborazo Metals & Mining	100	100	Directly	Ecuador	US Dollar – USD	Holding and others
L.D.O.S.P.E. Geração de Energia e Participações Ltda. – “L.D.O.S.P.E."	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.Q.S.P.E. Geração de Energia e Participações Ltda. – "L.D.Q.S.P.E."	100	100	Indirectly	Brazil	Real – BRL	Energy
L.D.R.S.P.E. Geração de Energia e Participações Ltda. – "L.D.R.S.P.E."	100	100	Indirectly	Brazil	Real – BRL	Energy
Mineração Santa Maria Ltda. (i)	100	99.99	Indirectly	Brazil	Real – BRL	Mining projects
Pollarix S.A. - "Pollarix" (ii)	33.33	33.33	Indirectly	Brazil	Real – BRL	Energy
Karmin - Holding Ltda.	100	100	Indirectly	Brazil	Real - BRL	Holding and others
Mineração Rio Aripuaña Ltda.	100	100	Indirectly	Brazil	Real – BRL	Holding and others
Votorantim Metals Canada Inc.	100	100	Indirectly	Canada	Canadian dollar – CAD	Holding and others
Nexa Resources El Porvenir S.A.C.	99.99	99.99	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources Perú S.A.A. - "NEXA Peru"	83.37	83.37	Indirectly	Peru	US Dollar – USD	Mining
Votorantim Internacional CSC S.A.C. (iii)	100	-	Indirectly	Peru	US Dollar – USD	Others
Nexa Resources Atacocha S.A.A. - "NEXA Atacocha" (iv)	83.00	86.65	Indirectly	Peru	US Dollar – USD	Mining
Nexa Resources UK Ltd. - "NEXA UK"	100	100	Indirectly	United Kingdom	US Dollar – USD	Mining
Nexa Energy Comercializadora de Energia Ltda.	100	100	Indirectly	Brazil	Real – BRL	Energy
Associates
Campos Novos Energia S.A. - "Enercan"	22.44	22.44		Brazil	Real – BRL	Energy

(i) During 2025, one (1) share was transferred free of charge from Votorantim S.A. to Nexa Recursos Minerais S.A. As a result of this transaction, Nexa Recursos Minerais S.A. came to hold 100% of the share capital of Mineração Santa Maria Ltda.

(ii) Nexa, through its wholly owned subsidiary NEXA BR, holds 100% of the common shares of Pollarix, representing 33% of the total shares outstanding, which carry all voting rights. Auren, a subsidiary of VSA, holds 100% of the preference shares outstanding, representing 67% of the total shares outstanding, which entitles it to receive dividends 93% higher than the amount received by the common shareholder.

(iii) In January 2025, the subsidiary Nexa Peru acquired 100% of the equity interest in a new subsidiary, Votorantim CSC S.A.C., a provider of shared administrative, tax, and accounting services, from its majority shareholder Votorantim S.A. The acquisition included a net asset value of USD 949, with a purchase price of USD 924, resulting in a gain of USD 25 recognized in profit or loss. The transaction had a net positive cash effect of USD 997, calculated as the difference between the cash and cash equivalents of the acquired subsidiary and the amount paid at the acquisition date.

(iv) For further details about this change refer to note 30 (h).

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

14 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Accounting policies of subsidiaries are usually consistent with the policies adopted by the Company. If there are differences, an adjustment is made in the consolidation process.

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

(c)	Transaction with non-controlling interests

Transactions with non-controlling interests that do not result in a loss of control are recognized within shareholders’ equity as transactions with equity owners of the consolidated group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of adjustment to non-controlling interests and any consideration paid or received is recognized in Additional paid in capital within shareholders’ equity.

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

15 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(iii)	Consolidated entities

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency, are translated into the reporting currency as follows:

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

5	Changes in the main accounting policies and disclosures
(a)	New standards and amendments – applicable as of January 1, 2025

There was a new amendment to IAS 21 related to lack of exchangeability, effective for annual periods beginning on January 1, 2025. The adoption of this new amendment did not have a material impact on the Company’s financial statements.

(b)	New standards and interpretations not yet adopted

Certain new standards and amendments have been issued but are not yet effective. The Company is currently evaluating the potential impact of these pronouncements on its financial statements.

New standard - IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation of Financial Statements, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, of which the first three are new.

The standard also requires disclosures of newly defined management-defined performance measures that represent subtotals of income and expenses not specified by IFRS but used by management in public communications and includes enhanced requirements for the aggregation and disaggregation of financial information based on the defined ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, IFRS 18 includes amendments to IAS 7 Statement of Cash Flows, which change the starting point for determining cash flows from operating activities under the indirect method from ‘profit or loss’ to ‘operating profit or loss’, and removes certain classification options related to interest and dividends. As a result of these changes, consequential amendments have been made to other IFRS Accounting Standards.

IFRS 18 and the related amendments are effective for annual reporting periods beginning on or after 1 January 2027. Earlier application is permitted and must be disclosed. The standard will be applied retrospectively.

IFRS 18 is expected to affect the presentation and disclosure of information in the financial statements, particularly the structure of the statement of profit or loss and the disclosure of management performance measures. The standard is not expected to have an impact on the recognition and measurement of the Group’s assets and liabilities. At the date of these financial statements, the Group has not early adopted IFRS 18 and has not yet completed its assessment of the impact of the standard.

16 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

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

The Company does not expect impacts on its consolidated financial statements arising from this new standard and the related consequential amendments to other standards.

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

The Company does not expect impacts on its consolidated financial statements arising from this new standard and the related consequential amendments to other standards.

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

The critical accounting estimates, assumptions and judgments applied by the Company in the preparation of these financial statements are as follows:

•	estimation of current and deferred income taxes and uncertain tax positions – note 11
•	estimation of fair value of financial instruments – note 14
•	estimation of impairment of trade accounts receivables – note 17
•	estimation of the net realizable value of inventories – note 18
•	estimation of quantification of mineral reserves and resources for useful life calculation – note 22
•	estimation of asset retirement, restoration and environmental obligations – note 27
•	estimation of provisions for legal claims – note 28
•	estimation of contractual obligations – note 29
•	estimation of impairment of long-lived assets – note 31

17 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Estimates, assumptions and judgments are continuously evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

6	Net revenues

Accounting policy

Revenues represent the amount of the consideration received or receivable for the sale of goods in the ordinary course of the Company’s activities. Revenues are shown net of value-added tax, returns, rebates and discounts, after eliminating sales between the consolidated companies.

The Company recognizes revenue when a performance obligation is satisfied by transferring the promised goods or service to a customer. The asset is transferred when the customer obtains control of that asset.

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

Revenues from the sale of goods and from freight and contracting insurance services are recognized at a point in time when control is transferred and when contracted services are provided. It is at this point that a trade receivable is recognized because only the passage of time is required before consideration is due. The Company does not have any contract assets, which give right to consideration in exchange for goods or services that the Company has transferred to the customer, since all rights to consideration of the contracts are unconditional.

In 2025, revenues of USD 744,166 approximately 24% of the total gross revenues are derived from two main customers (2024: USD 718,272 approximately 24%; and 2023: USD 773,230 approximately 27%). These revenues are attributed to both segments, mining and smelting.

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

18 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Determining the transaction price and the amounts allocated to performance obligations

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

The transaction prices included in the Company’s sales contracts are mainly based on international prices references and subject to price adjustments based on the market price at the end of the relevant quotation period stipulated in the sales contract. These are referred to as provisional pricing arrangements which are subject to a monthly price adjustment as per the London Metal Exchange (LME) quotational periods. As of December 31, 2025, the sales with pending price adjustments to be concluded at the final price were not material.

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

(a)	Composition
(i)	Gross billing reconciliation

	2025	2024	2023
Gross billing	3,286,668	3,018,937	2,839,597
Billing from products	3,194,857	2,925,797	2,731,872
Billing from freight, contracting insurance services and others	91,811	93,140	107,725
Taxes on sales	(282,378)	(249,202)	(263,979)
Return of products sales	(2,235)	(3,254)	(2,385)
Net revenues	3,002,055	2,766,481	2,573,233

(ii)	Net revenues breakdown

	2025	2024	2023
Zinc	1,590,330	1,687,043	1,682,711
Lead	538,946	364,613	321,803
Copper	504,967	359,935	263,376
Silver	107,915	80,167	61,594
Other products	168,086	181,583	136,024
Freight, insurance services and others	91,811	93,140	107,725
Net revenues	3,002,055	2,766,481	2,573,233

Taxes on sales	282,378	249,202	263,979
Return of products sales	2,235	3,254	2,385
Gross billing	3,286,668	3,018,937	2,839,597

(b)	Information on geographical areas in which the Company operates

The geographical areas are determined based on the location of the Company’s customers. The net revenues of the Company, classified by geographical location and currency, are as follows:

19 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i)       Net revenues by geographical location

	2025	2024	2023
Peru	965,501	833,918	654,216
Brazil	654,337	601,041	559,786
United States	233,387	166,904	168,965
Singapore	208,650	234,846	229,278
Switzerland	136,132	224,292	209,312
South Korea	99,208	60,423	39,985
Chile	94,785	78,215	83,459
United Kingdom	85,203	62,589	14,815
Argentina	79,698	81,503	94,144
Luxembourg	66,523	71,285	78,474
Austria	47,390	42,758	47,919
Taiwan	39,045	30,455	26,901
Colombia	38,570	31,209	36,066
South Africa	36,462	39,446	41,350
Turkey	30,877	20,593	26,606
Germany	20,983	23,222	16,274
Belgium	19,782	9,011	19,824
Ecuador	14,515	11,088	14,554
China	13,114	7,570	65,910
France	11,989	3,395	7,129
Sweden	11,821	842	-
Japan	11,248	39,712	32,054
Netherlands	9,055	5,457	16,045
Vietnam	9,010	18,724	5,006
Other	64,770	67,983	85,161
Net revenues	3,002,055	2,766,481	2,573,233

(ii)     Net revenues by currency

	2025	2024	2023
USD	2,432,165	2,239,869	2,050,053
Brazilian Real (“BRL”)	569,890	526,612	523,180
Net revenues	3,002,055	2,766,481	2,573,233

7	Expenses by nature

Accounting policy

Cost of sales mainly consists of the cost of manufacturing the products sold by the Company and is recognized in the income statement on the date of delivery to the customer at the same time revenue is recognized from the related sale.

Selling, general and administrative expenses are recognized on an accrual basis and, if applicable, in the same period in which the income they are related to is recognized.

				2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(1,279,041)	-	-	(1,279,041)
Third-party services	(474,079)	(56,706)	(60,620)	(591,405)
Depreciation and amortization	(284,226)	(3,847)	(923)	(288,996)
Employee benefit expenses	(219,165)	(68,086)	(13,219)	(300,470)
Other expenses	(32,648)	(16,813)	(6,934)	(56,395)
	(2,289,159)	(145,452)	(81,696)	(2,516,307)

				2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used (ii)	(1,187,542)	-	-	(1,187,542)
Third-party services	(481,942)	(43,170)	(49,197)	(574,309)
Depreciation and amortization	(322,135)	(7,375)	(688)	(330,198)
Employee benefit expenses	(209,526)	(60,124)	(9,630)	(279,280)
Other expenses	(27,265)	(16,659)	(8,461)	(52,385)
	(2,228,410)	(127,328)	(67,976)	(2,423,714)

20 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

				2023
	Cost of sales	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(1,228,138)	-	-	(1,228,138)
Third-party services	(508,556)	(44,441)	(73,210)	(626,207)
Depreciation and amortization	(306,251)	(4,025)	(199)	(310,475)
Employee benefit expenses	(204,269)	(53,534)	(13,786)	(271,589)
Other expenses	(27,143)	(24,599)	(12,417)	(64,159)
	(2,274,357)	(126,599)	(99,612)	(2,500,568)

(i) As of December 31, 2025, the Company recognized USD 2,888 in cost of sales related to idle-capacity costs in Juiz de Fora, due to the temporary shutdown of the emissions control system, and USD 2,475 in El Porvenir, mainly due to lower production levels resulting from adverse weather conditions and temporary suspensions of mining operations during the second and fourth quarters, respectively.

As of December 31, 2024, the Company recognized idle capacity costs totaling USD 34,591 related to the Aripuanã mine and plant during its ramp-up phase (including depreciation of USD 9,092), as well as USD 3,661 related to idle capacity at El Porvenir.

As of December 31, 2023, the Company recognized idle capacity costs totaling USD 12,455, mainly arising from temporary production interruptions at Cerro Lindo, Atacocha and Cajamarquilla due to adverse weather conditions, social unrest and unplanned maintenance activities.

(ii) The increase in raw materials and consumables used for the year ended December 31, 2025, compared with the same period in 2024, was primarily driven by higher average LME prices for zinc and copper, which increased the unit cost of concentrate consumed during the year. This effect was primarily due to Cajamarquilla, where higher production and processing volumes led to increased consumption of concentrates and related operating inputs.

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

Note 21 describes when mineral exploration and project evaluation costs begin to be capitalized.

Composition

	2025	2024	2023
Mineral exploration	(63,132)	(48,855)	(57,988)
Project evaluation	(18,564)	(19,121)	(41,624)
	(81,696)	(67,976)	(99,612)

21 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

9	Other income and expenses, net

	2025	2024	2023
Changes in fair value of energy forward contracts – note 16 (d)	9,608	81	(15,663)
Divestment and restructuring	7,736	9,028	-
Changes in fair value of derivative financial instruments – note 16 (c)	201	746	(1,385)
Changes in asset retirement, restoration and environmental obligations – note 27	(174)	13,750	(10,125)
Loss on sale and write-off of property, plant and equipment	(1,649)	(16,183)	(3,734)
Provision for legal claims	(15,160)	1,908	(13,892)
Penalties and fines on income tax (i)	(11,365)	-	-
Slow moving and obsolete inventory	(10,383)	(10,897)	(4,372)
Contribution to communities	(12,911)	(14,554)	(13,134)
Changes in fair value of offtake agreement – note 16 (e)	(49,254)	(3,347)	2,268
ICMS tax incentives	-	-	32,338
Tax voluntary disclosure	-	-	(86,906)
Others	3,868	(14,043)	4,021
	(79,483)	(33,511)	(110,584)

(i) Penalties and fines arising from adoption of SUNAT’s Tax Amnesty Program in the first quarter of 2025, which led to the withdrawal of amounts related to 2017 and 2018 uncertain income tax positions of Nexa El Porvenir and Nexa Atacocha , as well as the reassessment of matters related to the Cerro Lindo Tax Stability Agreement in the third quarter 2025, as further explained in note 11(d).

10	Net financial results

Accounting policy

(i) Financial expenses of obligations are recognized in the income statement when accrued, except for those directly attributable to the acquisition or the construction of qualifying assets, that is, assets that require a substantial amount of time to be ready for use, which are capitalized within property, plant and equipment and/or intangibles assets.

(ii) Financial income is mainly composed of interest income and is recognized on an accrual basis to reflect the asset’s effective yield under the effective interest rate method.

(iii) Other financial items, net is composed of the net of the income and expenses related to the fair value of loans and financings, derivative financial instruments, and foreign exchange gains or losses.

	2025	2024	2023
Financial income
Monetary adjustments	13,890	9,102	9,022
Interest income on financial investments and cash equivalents	11,825	11,853	11,622
Interest on tax credits	1,161	357	1,012
Other financial income	3,024	2,716	4,137
	29,900	24,028	25,793

Financial expenses
Interest in loans and financings	(133,310)	(130,268)	(110,734)
Interest on other liabilities	(13,898)	(6,152)	(5,114)
Interest related to uncertain tax positions (ii)	(55,134)	(9,193)	(4,365)
Interest on asset retirement and environmental obligations – note 27 (a)	(26,587)	(27,734)	(26,969)
Interest on factoring operations and confirming payables	(17,726)	(16,391)	(16,624)
Bond repurchase premium – note 24 (b)	(15,046)	(1,989)	-
Interest on lease liabilities – note 23 (b)	(9,989)	(13,517)	(6,134)
Interest on contractual obligations – note 29	(6,744)	(6,424)	(5,329)
Transaction costs related to bond repurchase and early redemption – note 24 (b)	(2,814)	(5,080)	-
Interest on VAT discussions	(5,093)	(1,203)	(16,033)
Other financial expenses	(20,155)	(27,877)	(22,171)
	(306,496)	(245,828)	(213,473)

Other financial items, net
Changes in fair value of derivative financial instruments – note 16 (c)	12,806	1,371	(606)
Changes in fair value of loans and financings – note 24 (c)	2,052	(3,627)	(525)
Debt modification gain	-	3,142	-
Foreign exchange (losses) gains (i)	74,373	(148,546)	21,753
	89,231	(147,660)	20,622
Net financial results	(187,365)	(369,460)	(167,058)

22 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) The amounts for 2025 and prior years are mainly related to exchange-rate variations on USD-denominated accounts receivable and payable between Nexa BR with NEXA, as well as on intercompany loans between Nexa BR and its related parties, for which the exchange variation is not eliminated in consolidation, and on foreign-currency denominated loans. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which strengthened against the USD during 2025, while depreciating during 2024.

(ii) As of December 31, 2025, interest related to uncertain tax positions increased primarily due to changes in estimates under IFRIC 23 related to Cerro Lindo’s tax stability agreement.

11	Current and deferred income tax and uncertain tax positions

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

Current and deferred taxes are recognized in profit or loss, unless they relate to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

There are discussions and ongoing disputes with tax authorities related to uncertain tax positions adopted by the Company in the calculation of its income tax, and for which management, supported by its legal advisors, has concluded that it is more-likely-than-not that its positions will be sustained upon examination. In such cases, income tax effects of these uncertain tax positions are not recognized.

When the Company concludes that it is not more-likely-than-not that its positions will be sustained upon examination, the Company recognizes an income tax liability measured at the present value of the expenditure expected to be required to settle the obligation. The increase in the provision due to the passage of time is recognized as “Financial Expenses” and any penalties and fines are recognized as “Other income and expenses, net” in the profit and loss.

23 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company may have to pay income tax under discussion to continue the legal process either at the local judicial level or international arbitration, even though these taxes have not been provisioned considering the Company’s risk assessment. Such payments may be made in multiple installments provided that a guarantee is provided for the whole installment period. These amounts are recognized as outstanding under “other assets” as “Tax claim payments”, for potential future recovery in cash or compensation of the future provisions if the Company loses the discussions or if the risk assessment is later revised leading the Company to conclude that it would no longer be more likely than not that its tax positions would be sustained upon examination.

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

The Company is involved in ongoing discussions and disputes with tax authorities related to tax matters. For this discussion, in which the Company concluded that its positions will not be sustained upon examination, the Company estimates income tax liability based on management's assessment and this requires a high level of judgment as well as expectations of cash outlays to settle the obligation, which are supported by the positions of external legal counsel and case law from other similar cases.

(a)	Reconciliation of income tax (expense) benefit

	2025	2024	2023
Income (loss) before income tax	331,749	(71,851)	(296,084)
Luxembourg statutory income tax rate (i)	23.87%	24.94%	24.94%

Expected income tax benefit (expense) at statutory rate	(79,188)	17,920	73,843
Tax effects of translation of non-monetary assets/liabilities to functional currency	53,683	(1,323)	13,686
Uncertain income tax treatment (ii)	23,221	(94,764)	(5,194)
Special mining levy and special mining tax	(22,133)	(7,868)	(5,366)
Difference in tax rate of subsidiaries outside Luxembourg	(23,480)	12,591	24,665
Unrecognized deferred tax on net operating losses(iii)	(48,226)	(25,515)	(52,091)
Other tax differences	(12,482)	(16,597)	(45,269)
Income tax (expense) benefit	(108,605)	(115,556)	4,274

Current	(106,415)	(205,674)	(80,935)
Deferred	(2,190)	90,118	85,209
Income tax (expense) benefit	(108,605)	(115,556)	4,274

(i) On December 11, 2024, the Luxembourg Parliament approved a reduction in the aggregate corporate income tax rate from 24.94% to 23.87%, effective January 1, 2025. As NEXA’s standalone net operating losses do not meet the recognition criteria, no deferred tax assets were recognized. Therefore, the tax rate reduction has no impact on the consolidated interim income statement.

(ii) Primarily related to income tax provision of Cerro Lindo Stability Agreement for the years 2014 to 2021. For further details, please refer to note 11 (d).

(iii) As of December 31, 2025, the Company did not record deferred tax assets on USD 188,087 net operating losses (2024: USD 93,385) after an assessment made by management considering the future recoverability of these net operating losses. As of December 31, 2025, the Company has an accumulated amount of USD 1,166,839 not recognized as deferred taxes on net operating losses. From the total amount of unused tax losses, USD 106 have an expiration limit of 5 years, USD 884,617 of 17 years, USD 14,907 of 20 years, and USD 267,209 can be carried forward indefinitely.

24 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(b)	Changes on deferred tax income tax assets and liabilities

	2025	2024	2023
Balance at the beginning of the year	104,352	68,667	(24,886)
Effect on income (loss) for the year	(2,190)	90,118	85,209
Effect on other comprehensive income – fair value adjustment	110	535	198
Effect on other comprehensive loss – hedge accounting	1,349	981	(1,269)
Effects of consolidation of acquired subsidiary – note 4(iii)	1,997	-	-
Effect on other comprehensive income (loss) – translation effect included in cumulative translation adjustment	23,730	(50,565)	9,415
Others	-	(5,384)	-
Balance at the end of year	129,348	104,352	68,667

(c)	Analysis of deferred income tax assets and liabilities

	2025	2024
Tax credits on net operating losses	320,929	242,278

Tax credits on temporary differences
Asset retirement obligations	25,556	22,498
Foreign exchange gains	22,159	14,222
Inventory provisions	15,268	10,903
Environmental liabilities	12,108	10,847
Tax, labor and civil provisions	11,169	7,886
Provision for employee benefits	6,910	5,196
Revaluation of derivative financial instruments	1,913	36
Others	13,756	10,773

Tax debits on temporary differences
Capitalized interest	(18,085)	(17,054)
Depreciation, amortization and asset impairment	(129,435)	(70,985)
Added value of assets (i)	(134,916)	(131,663)
Others	(17,984)	(585)
	129,348	104,352

Deferred income tax assets	307,293	236,887
Deferred income tax liabilities	(177,945)	(132,535)
	129,348	104,352

(i) This tax debit balance mainly relates to the value added on the acquisition of mining rights from Nexa Peru and its subsidiaries. While the underlying assets are amortizable for accounting purposes, the related amortization is not deductible for tax purposes.

(d)	Summary of uncertain tax positions on income tax

As of December 31, 2025, the Company’s main uncertain tax positions are related to: (i) the interpretation of the application of the Cerro Lindo tax stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of contingent liabilities related to these uncertain tax positions that have not been provisioned at the balance sheet as of December 31, 2025, amounts to USD 362,147 (USD 430,567 on December 31, 2024). Of this amount, USD 167,190 corresponds to matters related to the Cerro Lindo tax stability agreement and the deductibility of certain costs and expenses. The decrease compared to the prior year of USD 233,336 is mainly explained by favorable final resolutions issued by the Peruvian Tax Court in January 2026 (Subsequent Event), regarding the 2016 and 2017 tax stability matters, as well as favorable decisions related to discussions on the deductibility of certain expenses associated with these tax contingencies.

With respect to Cerro Lindo tax stability agreement, the Company had a tax stability agreement in force until 2021. On 2020, SUNAT initiated income tax inspections focused on the applicability of the stabilized income tax rate to Cerro Lindo’s operations.

25 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

In December 2021, SUNAT concluded its income tax inspection of Nexa Peru’s fiscal year 2014 and issued an assessment determining an additional amount to be paid by the Company. SUNAT calculated Nexa Peru’s income tax expense for the 2014 fiscal year using the Peruvian statutory income tax rate of 30%, instead of the 20% income tax rate granted under the tax stability agreement to Cerro Lindo’s operations.

SUNAT’s position was based on the assertion that the Company should segregate the income generated by the facilities built under the approved feasibility study (which includes a plant with a production capacity of 5,000 tons) from the income generated by other facilities. As SUNAT considered that NEXA Peru did not provide enough documentation for SUNAT to calculate such segregation, it disregarded the application of the stabilized income tax rate.

On January 18, 2022, the Company filed its defense before SUNAT’s claim office, arguing that the assessment was not compliant with applicable law, mainly because: i) SUNAT determined a presumed tax base that is expressly denied by the Peruvian Tax Code; and ii) SUNAT misinterpreted the scope and application of the tax stability agreement.

In 2022 and 2023, SUNAT also concluded the fiscal audits related to the tax stability regime of Cerro Lindo for the 2015, 2016 and 2017 fiscal years and issued the corresponding tax assessments, applying the Peruvian statutory income tax rate of 28% for the 2015 and 2016 fiscal years and 29.5% for the 2017 fiscal year, instead of the stabilized income tax rate.

In 2023 and 2024, SUNAT issued unfavorable decisions against the Company for the fiscal years 2014 through 2017. The Company filed appeals against these decisions and continues to maintain its position regarding the applicability of the Cerro Lindo tax stability agreement.

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that a portion of the Company’s income was subject to the tax stability regime. In January 2025, NEXA paid USD 18,300 in order to obtain a 60% reduction in penalties and interests on penalties, without waving its legal position regarding the application of the tax stability agreement.

As previously disclosed, in rulings issued for the 2014 and 2015 tax periods, the Peruvian Tax Court upheld SUNAT’s restrictive interpretation. In the fourth quarter of 2025, the Company appealed these rulings and continues to litigate the cases before the Peruvian Judiciary. In accordance with local regulations, to pursue the appeal the Company is required to pay the full disputed amount once the debt becomes enforceable, which is currently expected to occur in the first half of 2026 for an estimated amount of USD 67,726. Such amount may be settled in up to 72 monthly installments, including accrued interest.

Conversely, regarding the 2016 and 2017 tax stability discussions, in January 2026, which are duly recognized herein as subsequent event, the Peruvian Tax Court declared the nullity of the tax stability assessment, concluding that SUNAT did not adequately assess the documentation submitted by the Company during the audit process and failed to establish a clear criterion for the segregation of results. Consequently, the Tax Court determined that SUNAT should not have applied the non-stabilized tax rate to the Company’s total results and ordered the cases to return to the audit phase, during which SUNAT must perform the segregation of results.

In the fourth quarter of 2025, SUNAT concluded its audit of the 2019 tax period applying the same criteria used in the 2018 audit. In January 2026, the Company paid US$ 12,210 to obtain a 60% reduction in penalties and interests over penalties, without affecting its legal position.

For both payments related to the 2018 and 2019 tax periods, the Company continues to maintain its legal position regarding the applicability of the tax stability agreement. Such payments do not constitute an acknowledgment of liability, and the Company will continue pursuing its legal defense before the competent authorities.

As of the date of these consolidated financial statements, SUNAT is auditing the Company’s income tax returns for the 2020 and 2021 fiscal years.

The tax uncertainties related to the Cerro Lindo tax stability agreement that are recognized as part of income tax liabilities in the balance sheet as of December 31, 2025, amounted to USD 130,709 (USD 102,062 as of December 31, 2024).

26 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

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

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes under the OECD transitional safe harbor rules and the Global Anti-Base Erosion (GloBE) income calculation and there was no material impact on its financial results.

(f)	New transfer pricing rules in Brazil

As from January 1, 2024, Law 14.596/2023 became effective and introduced new transfer pricing rules (TP rules) in Brazil. These rules aim to align with the international standards established by the Organization for Economic Cooperation and Development (OECD), according to the arm’s length principle, which stipulates that the terms and conditions of a controlled transaction should be consistent with those that would be established between third parties in comparable transactions. The new rules are expected to affect only transactions involving Nexa BR, as transactions involving Nexa Peru and the Parent Company already comply with international standards established by the OECD.

The Company, with the support of its technical advisors, performed functional, economic and benchmark analyses of its principal intercompany transactions and monitored the results of each segment of the operations, having identified and implemented the necessary adjustments and adaptations during 2025. In addition, the Company complied in a timely manner with all obligations required under applicable law.

The Company continues to monitor developments in the legislation and does not expect a relevant impact on the Company or its subsidiaries.

12	Financial risk management

Accounting policies

The Company’s activities expose it to a variety of financial risks: (a) market risk (including currency risk, interest rate risk and commodities price risk); (b) credit risk; and (c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international indices and denominated in USD. Part of the production costs, however, are denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a mismatch of currencies between revenues and costs. Additionally, the Company has debt linked to different indices and currencies, which may impact its cash flows.

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

27 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i)	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments related to cash and cash equivalents, financial investments, loans and financing, and other financial instruments. The main sensitivities are the exposure to changes in the USD exchange rate, the Interbank Deposit Certificate (“CDI”) interest rates, the National Broad Consumer Price Index (“IPCA”), the Secured Overnight Funding Rate (“SOFR”) and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies. The scenarios on December 31, 2025, are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of December 31, 2025, according to the base scenario defined by the Company for March 31, 2026.
•	Scenario II: considers a change of + or -25% in the market forward yield curves as of December 31, 2025.
•	Scenario III considers a change of + or -50% in the market forward yield curves as of December 31, 2025.

			Impacts on income statement						Impacts on statement of comprehensive income
			Scenarios II and III						Scenarios II and III
Risk factor	Quotation at December 31, 2025	Amount	Changes from 2025	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Cash and cash equivalents and financial investments
Foreign exchange rates
USD	5,5024	12,513	(1.20%)	(150)	(3,128)	(6,256)	3,128	6,256	-	-	-	-	-
EUR	6,4692	4,856	(0.42%)	(20)	(1,214)	(2,428)	1,214	2,428	-	-	-	-	-
PEN	1,6365	51,177	(4.75%)	(2,429)	(12,794)	(25,588)	12,794	25,588	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	14.90%	134,737	(72,92) bps	(983)	(5,019)	(10,038)	5,019	10,038	-	-	-	-	-

Loans and financings
Foreign exchange rates
USD	5,5024	180,080	(1.20%)	2,161	45,020	90,040	(45,020)	(90,040)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	14.90%	130,157	(72,92) bps	949	4,848	9,697	(4,848)	(9,697)	-	-	-	-	-
USD - SOFR	3.64%	180,080	(27) bps	488	1,638	3,275	(1,638)	(3,275)	-	-	-	-	-
IPCA - TLP	4.26%	166,364	6 bps	(102)	1,772	3,544	(1,772)	(3,544)	-	-	-	-	-
BRL - TJLP	9.07%	18,047	11 bps	(20)	409	818	(409)	(818)	-	-	-	-	-

Other financial instruments
Foreign exchange rates
USD	5,5024	750,000	(1.20%)	1,559	42,818	128,453	(25,691)	(42,818)	-	-	-	-	-
Interest rates
BRL - CDI - SELIC	14.90%	750,000	(72,92) bps	108	570	1,199	(519)	(992)	-	-	-	-	-
USD - SOFR	3.64%	870,943	27 bps	23	113	226	(113)	(225)	9	99	199	(97)	(194)
Dollar coupon	4.81%	650,000	(41) bps	(2,617)	30,324	60,649	(30,324)	(60,649)	-	-	-	-	-
Commodities price
Zinc	3,063.50	743,061	(6.97%)	9,676	27,379	54,757	(27,378)	(54,757)	(3,880)	(10,978)	(21,957)	10,978	21,957
Gold	4,337.88	8,968	(12.98%)	-	-	-	-	-	628	1,506	3,716	2	(3,473)
Silver	71,99	118,914	(41.66%)	-	-	-	-	-	24,057	13,506	33,436	(15,857)	(37,075)

28 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(ii)	Foreign exchange risk

Foreign exchange risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

The Company’s Financial Risk Management Policy establishes guidelines and rules to manage the Foreign Exchange Risk, to consist in finance projects / companies in the same currency of its future cash flows (i.e. a project/company that will generate cash flows indexed to USD must be primarily financed with borrowings denominated in the same currency). This strategy aims to reduce the impact of currency on the project's/company’s cash flows, since revenues and expenses are denominated in the same currency.

Presented below are the financial assets and liabilities in foreign currencies on December 31, 2025. These mainly results from NEXA BR’s operations, for which the functional currency is the BRL and some other receivables related to tax claim payments, which are made in Peruvian Soles.

Intercompany loans balances are fully eliminated in the consolidated financial statements. However, the related foreign exchange gain or loss is not, and is presented as foreign exchange effects.

USD amounts of foreign currency balances	2025	2024
Assets
Cash, cash equivalents and financial investments	125,345	98,067
Other financial instruments	28,243	70
Trade accounts receivables	20,946	19,553
	174,534	117,690
Liabilities
Loans and financings	312,115	297,199
Other financial instruments	21,021	238
Trade payables	205,414	162,288
Confirming payables	102,252	28,518
Lease liabilities	44,184	42,357
Use of public assets	18,808	18,047
	703,794	548,647

Net exposure	(529,260)	(430,957)

(iii)	Interest rate risk

The Company's interest rate risk primarily arises from its long-term loans. Floating-rate loans expose the Company to cash flow interest rate risk, as changes in market rates directly impact future interest payments. Conversely, fixed-rate instruments may expose the Company to fair value risk, as fluctuations in market interest rates affect the fair value of the hedged instruments. For further details on interest rates, refer to note 24.

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

(iv)	Commodity price risk

The Company's commodity price risk primarily arises from the volatility in the prices of the commodities it produces, including zinc, copper, lead, and the gold and silver contained within these concentrates. Price fluctuations depend on various factors such as global demand, production capacity, inventory levels, commercial strategies adopted by major producers, and the availability of substitutes in the global market. These changes can directly impact the Company's revenue and profitability.

29 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the Company's cash flows. The exposure to the price of each commodity considers the monthly production projections, inputs purchases, and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for concentrates and metals contained in concentrate sales (Strategic Hedges)

The strategic hedge objective is to reduce the volatility of cash flows due to price fluctuations in London Metal Exchange (LME) prices for zinc, copper, and lead, as well as London Bullion Market Association (LBMA) prices for silver and gold contained within these concentrates. This approach helps ensure a more predictable operating margin.

The hedged items are the proportion of payable metals (zinc, copper, lead, gold, and silver) within the sold concentrates, priced by the London Metal Exchange or the London Bullion Market Association. This strategy can be implemented through the sale of forward contracts or zero-cost collar contracts.

Hedges for mismatches of quotational periods (Book Hedge)

The book hedge objective is to mitigate the risk of mismatches in quotational periods arising between the purchases of concentrate or processed metal and the sale of processed metal. These transactions usually involve the purchases and sales of zinc for future trading on the over-the-counter market.

For this strategy, the hedged items are the percentages of payable zinc contained in the purchased concentrates by the smelters and the percentages of payable zinc contained in the sold metals. Concentrates from integrated own mines, and consequently the metals produced from these concentrates, do not participate in this strategy as they do not bear the risk of mismatches of quotation periods.

Hedge for non-standard price metal sales (Customer Hedge)

The customer hedge objective is to maintain the revenues of a business unit linked to a standard London Metal Exchange (LME) quotational period (QP) price, converting non-standard QPs offered to specific customers to a standard QP. For this strategy, the hedged item is the percentage of payable metal contained in the processed metals sold with the price negotiated on the London Metal Exchange.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs"), and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions, investment funds and other entities engaged in or providing financial services, such as cash management, funding and working capital management, and derivative transactions, and all eligible counterparties including financial institutions and investment funds that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s, with the Company always applying the most conservative rating available.

The minimum rating required for counterparties is determined as follows:

- Onshore operations:

(i) at least an “A” rating on the local scale when two or more local ratings exist; or

(ii) at least an “AA-” rating on the local scale when only one local rating is available; or

(iii)at least a “BBB-” rating on the global scale when there is no local rating, but two or more global ratings exist; or

(iv) at least a “BBB+” rating on the global scale when only one global rating is available; or

(v) if the counterparty does not have a local or global rating or does not meet these minimum criteria, the rating of its immediate parent or ultimate holding company must be used, which must be at least “A” on the global scale from two agencies, or “AA-” from one agency.

30 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

- Offshore operations:

(i) at least a “BBB-” rating on the global scale when the counterparty is rated by two or more agencies, or

(ii) at least a “BBB+” rating when rated by only one agency; or

(iii) rating "BBB-", or equivalent, on a global scale by two rating agencies.

The prior country-specific exceptions for Peru and Luxembourg were eliminated, as the updated rating matrix provides a unified and comprehensive framework for all jurisdictions. If only a global rating exists, the updated minimum criteria described above shall apply depending on the number of agencies providing the rating. In the case of a counterparty that does not have its own credit rating, the Company must evaluate the rating of its immediate parent company; if the parent does not meet the policy criteria, the rating of the ultimate parent or holding company must be used. Additionally, if a counterparty does not meet the minimum rating requirements but offers a guarantor, the rating of the guarantor may be used, provided that the guarantor satisfies all minimum rating criteria and the guarantee fully covers the Company’s exposure for all types of transactions with the counterparty.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology uses Monte Carlo simulations to estimate the potential exposure before the settlement date in the event of a counterparty defaulting on the financial commitments defined by contract. The global ratings were obtained from the rating agencies Fitch, Moody’s or Standard & Poor’s ratings and are related to commitments in foreign or local currency, and, in both cases, they assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

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

			2025			2024
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	64,464	-	64,464	251,962	-	251,962
AA+	1	-	1	1	-	1
AA	-	57,071	57,071	-	95,461	95,461
AA-	-	32,544	32,544	-	18,714	18,714
A+	-	172,533	172,533	-	127,151	127,151
A	-	331	331	8,265	24,749	33,014
A-	-	29,923	29,923	-	61,935	61,935
BBB+	-	58,527	58,527	-	-	-
BBB	-	52,290	52,290	-	-	-
No rating (i)	48,186	1	48,187	11,899	20,400	32,299
	112,651	403,220	515,871	272,127	348,410	620,537

31 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

			2025			2024
	Local rating	Global rating	Total	Local rating	Global rating	Total
Financial investments
AAA	5,608	-	5,608	19,638	-	19,638
No rating (i)	79	-	79	55	-	55
	5,687	-	5,687	19,693	-	19,693
Derivative financial instruments
AAA	2,089	-	2,089	71	-	71
AA	-	4,421	4,421	-	-	-
A+	-	2,014	2,014	-	450	450
A	-	-	-	-	842	842
A-	-	28,243	28,243	-	3,919	3,919
	2,089	34,678	36,767	71	5,211	5,282
Other assets
AAA	1,080	-	1,080	883	-	883
	1,080	-	1,080	883	-	883

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

(c)	Liquidity risk

Liquidity risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial obligations. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date. Financial institutions that provide the Company with financial services are within Nexa’s rating policies and at the same level of the ones provided for the Company’s credit risk.

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

2025	Less than	Between	Between	Over 5 years	Total
	1 year	1 and 3 years	3 and 5 years
Loans and financings	153,014	478,025	433,708	1,581,443	2,646,190
Lease liabilities	54,233	60,421	9,980	17,354	141,988
Derivative financial instruments	11,646	91	20,600	-	32,337
Trade payables	500,025	-	-	-	500,025
Confirming payables	415,388	-	-	-	415,388
Salaries and payroll charges	83,597	-	-	-	83,597
Dividends payable	26,918	-	-	-	26,918
Related parties	-	4,695	-	-	4,695
Asset retirement and environmental obligations	39,326	51,641	118,247	376,092	585,306
Use of public assets	3,331	3,542	3,992	27,499	38,364
	1,287,478	598,415	586,527	2,002,388	4,474,808

32 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

2024	Less than	Between	Between	Over 5 years	Total
	1 year	1 and 3 years	3 and 5 years
Loans and financings	148,077	150,023	1,175,144	1,028,440	2,501,684
Lease liabilities	29,882	37,755	6,121	12,299	86,057
Derivative financial instruments	3,600	181	17	-	3,798
Trade payables	443,288	-	-	-	443,288
Confirming payables	268,175	-	-	-	268,175
Salaries and payroll charges	70,234	-	-	-	70,234
Dividends payable	3,707	-	-	-	3,707
Related parties	1,125	2,960	-	-	4,085
Asset retirement and environmental obligations	47,937	76,583	60,598	364,036	549,154
Use of public assets	1,457	3,180	3,585	28,226	36,448
	1,017,482	270,682	1,245,465	1,433,001	3,966,630

(d)	Capital management

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

	Note	2025	2024	2023
Loans and financings	24 (a)	1,705,984	1,762,633	1,725,566
Derivative financial instruments	16 (a)	(2,341)	(1,484)	2,600
Lease liabilities	23 (b)	121,134	95,899	77,405
Cash and cash equivalents	15 (a)	(515,871)	(620,537)	(457,259)
Financial investments		(5,687)	(19,693)	(11,058)
Net debt (i)		1,303,219	1,216,818	1,337,254

Net income (loss) for the year		223,144	(187,407)	(291,810)
Plus (less):
Depreciation and amortization	7	288,996	330,198	310,475
Share in the results of associates		(21,143)	(21,223)	(23,536)
Net financial results	10	187,365	369,460	167,058
Income tax expense (benefit)	11 (a)	108,605	115,556	(4,274)
Miscellaneous adjustments	2	(15,088)	107,496	248,128
Adjusted EBITDA (ii)		771,879	714,080	406,041

Leverage ratio (Net debt/Adjusted EBITDA)		1.68	1.70	3.29

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

33 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or the Company has transferred substantially all the risks and rewards of ownership. Financial assets at fair value through profit or loss and at fair value through other comprehensive income are subsequently carried at fair value. Financial assets at amortized costs are subsequently measured using the effective interest rate method.

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

The Company’s financial assets and liabilities are classified as follows:

34 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

					2025
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15 (a)	515,871	-	-	515,871
Financial investments		5,687	-	-	5,687
Other financial instruments	16 (a)	-	36,767	-	36,767
Trade accounts receivables (iii)	17 (a)	35,973	192,615	-	228,588
Investments in equity instruments	14 (c)	-	-	5,219	5,219
		557,531	229,382	5,219	792,132
Liabilities per balance sheet
Loans and financings	24 (a)	1,614,386	91,598	-	1,705,984
Lease liabilities	23 (b)	121,134	-	-	121,134
Other financial instruments	16 (a)	-	103,893	-	103,893
Trade payables	25 (a)	500,025	-	-	500,025
Confirming payables	26 (a)	415,388	-	-	415,388
Dividends payable		26,918	-	-	26,918
Use of public assets (ii)		18,808	-	-	18,808
Related parties (ii)	20 (a)	4,695	-	-	4,695
		2,701,354	195,491	-	2,896,845

					2024
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents	15 (a)	620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	16 (a)	-	5,282	-	5,282
Trade accounts receivables (iii)	17 (a)	39,008	101,785	-	140,793
Investments in equity instruments	14 (c)	-	-	5,093	5,093
Related parties (i)	20 (a)	1,546	-	-	1,546
		680,784	107,067	5,093	792,944
Liabilities per balance sheet
Loans and financings	24 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	23 (b)	95,899	-	-	95,899
Other financial instruments	16 (a)	-	37,134	-	37,134
Trade payables	25 (a)	443,288	-	-	443,288
Confirming payables	26 (a)	268,175	-	-	268,175
Dividends payable		3,707	-	-	3,707
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)	20 (a)	4,085	-	-	4,085
		2,503,514	129,454	-	2,632,968

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

35 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Analysis

The main financial instruments and the estimates and assumptions made by the Company for their valuation are described below:

•	Cash and cash equivalents, financial investments, trade accounts receivables and other current assets – considering their nature, terms and maturity, the carrying amounts approximate their fair value.
•	Financial liabilities – these instruments are subject to usual market interest rates. The fair value is based on the present value of expected future cash disbursements, at interest rates currently available for debt with similar maturities and terms and adjusted for the Company’s credit risk. Loans and financings are measured at amortized cost, except for certain contracts for which the Company has chosen the fair value option.
•	Energy forward contracts - part of the fair value of these financial instruments, are estimated based on the published price quotations in the active markets, as far as the data is existent and accessible in the market. The other part is estimated based on the use of valuation techniques that consider: (i) prices established in purchase and sale operations; (ii) supply risk margin; and (iii) projected market price in the period of availability.
•	Other financial instruments – the fair value is determined by calculating their present value through yield curves at the closing dates. The curves and prices used in the calculation for each group of instruments are developed based on data from Brazilian Securities, Commodities and Futures Exchange – B3, Central Bank of Brazil, LME and Bloomberg, interpolated between the available maturities. The main derivative financial instruments are:

•	Swap contracts – the present value of both the assets and liabilities are calculated through the discount of forecasted cash flows by the interest rate of the currency in which the swap is denominated. The difference between the present value of the assets and the liabilities generates its fair value.
•	Forward contracts – the present value is estimated by discounting the notional amount multiplied by the difference between the future price at the reference date and the contracted price. The future price is calculated using the convenience yield of the underlying asset. It is common to use Asian non-deliverable forwards for hedging non-ferrous metals positions. Asian contracts are derivatives in which the underlying is the average price of certain asset over a range of days.
•	Option contracts – the present value is estimated based on the Black and Scholes model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.
•	Zero Cost Collar contracts – the present value of both options is estimated based on the Black model, with assumptions that include the underlying asset price, strike price, volatility, time to maturity and interest rate.

(b)	Fair value by hierarchy

				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	16 (a)	-	36,767	36,767
Trade accounts receivables		-	192,615	192,615
Investments in equity instruments (i)		5,219	-	5,219
		5,219	229,382	234,601
Liabilities
Loans and financings designated at fair value (ii)		-	91,598	91,598
Other financial instruments	16 (a)	-	103,893	103,893
		-	195,491	195,491

36 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

				2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	16 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)		5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Loans and financings designated at fair value (ii)		-	92,320	92,320
Other financial instruments	16 (a)	-	37,134	37,134
		-	129,454	129,454

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

Level 3:

When fair value is calculated with inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). As of December 31, 2025, there were no financial assets and liabilities carried at fair value classified as Level 3.

(c)	Investments in equity instruments – Equity interest in Tinka Resources

In 2021, the Company acquired 9.0% of the issued and outstanding common shares of Tinka Resources Limited (“Tinka”), an exploration and development company that holds 100% of the Ayawilca zinc-silver project in Peru.

On May 31, 2022, the Company subscribed to 40,792 thousand additional common shares in a private transaction at approximately USD 0.17 (CAD 0.22) per share, totaling USD 7,000 (CAD 8,974 thousand). Subsequently, on December 17, 2024, the Company subscribed to a further 9,859 thousand common shares at approximately USD 0.07 (CAD 0.10) per share, totaling USD 700 (CAD 986 thousand).

Following these transactions, the Company held 19.86% of Tinka’s outstanding common shares (81,202 thousand shares) and 4,930 thousand warrants to acquire additional common shares.

37 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

On September 29, 2025, Tinka announced the consolidation of its common shares on a five-for-one basis, following approval by the TSX Venture Exchange. After the consolidation, the Company continued to hold 19.86% of Tinka’s outstanding common shares, totaling 16,240,442 post-consolidation shares.

On October 6, 2025, Tinka completed a non-brokered private placement issuing 51,918,181 units, each consisting of one common share and one-half of one common share purchase warrant. The Company did not participate in this offering, resulting in the dilution of its interest to 12.15% as of December 31, 2025, while maintaining ownership of 16,240,442 shares.

Consistent with the accounting policy applied to the original 2021 acquisitions, the investment in Tinka continues to be measured as an equity instrument at cost on initial recognition and subsequently measured at fair value through other comprehensive income.

15	Cash and cash equivalents

Accounting policy

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments (investments with an original maturity of less than 90 days), which are readily convertible into a known amount of cash and subject to an immaterial risk of changes in value. Bank overdrafts are shown within Loans and financing in current liabilities in the balance sheet.

(a)	Composition

	2025	2024
Cash and banks	383,994	424,258
Term deposits	131,877	196,279
	515,871	620,537

16	Other financial instruments

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

For derivatives that meet the hedge accounting criteria, the Company documents at the inception of the hedging transaction of the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions and accounted for as hedge accounting were, and will continue to be, highly effective in offsetting changes in the fair value or cash flow of hedged items.

(i)	Derivative financial instruments designated as cash flow hedge

Derivatives are classified as cash flow hedges when they are linked to a highly probable forecast transaction. The Company applies this classification to its concentrate sales hedging program (“Strategic Hedge”) and certain strategies related to its mismatches of quotational period (“QP”) hedging program (“Book Hedge”).

The hedge ratio is 1:1 for both hedging programs, as the quantity of purchase or sales designated as being hedged matches the notional amount of the hedging instrument. Since these operations involve highly probable future purchase and/or sales that are not yet recognized, the related risk stems from the volatility of cash flows; therefore, the exposure is treated exclusively as a cash flow hedge.

The Company assesses, on an ongoing basis, that a clear economic relationship exists between the hedging instruments and the hedged items, and that the hedge ratios applied are consistent with its risk management strategy.

38 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Derivative financial instruments are initially recognized at fair value on the trade date and subsequently measured at fair value at each reporting date.

For qualifying cash flow hedges:

•	the effective portion of changes in the fair value of the hedging instruments is recognized in Other Comprehensive Income (OCI) and accumulated in equity; and
•	the amounts accumulated in equity are reclassified to income statement in the same period(s) and during which the hedged forecast gold and silver sales affect income statement, while gains or losses related to the non-effective portion are immediately recognized as “Other income and expenses, net” in the income statement.

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

Any ineffective portion, if any, is recognized immediately in the income statement.

The main sources of hedge ineffectiveness identified:

•	Changes in the hedged item, such as modifications in the estimates of future cash flows related to customer revenues.
•	Forecast projections of purchases and sales at the time of hedge contracts that later prove to be different from what was actually purchased/sold.
•	Variations in the counterparty’s credit risk, which may impact its ability to meet contractual obligations.
•	Differences between the hypothetical derivative and the actual hedging instrument (ZCC), which may lead to mismatches in fair value measurement or in the underlying risk dynamics.

No significant hedge ineffectiveness is expected in the Strategic Hedge program, as we have secured up to 60% of the monthly forecasted sales (ex-streaming) for the year 2026 for Nexa Peru. This provides a considerable margin of error in the forecasted volumes for 2026. However, for the Book Hedge program, some ineffectiveness may occur because for certain QPs in some delivery months, we secure 100% of the monthly forecasted purchases/sales. Any ineffective portion is recognized immediately in the income statement.

	Reserve in OCI	Reclassified from OCI to P&L	Ineffectiveness in Other income and expenses
Cash flow hedge accounting
Concentrate sales	(6,481)	-	-
Mismatches of quotational periods	1,331	(2,005)	201
	(5,150)	(2,005)	201

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

39 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(iv)	Energy forward contracts

The Company, through its energy subsidiaries, is an energy self-producer and authorized to sell energy both in the free and regulated markets as Energy Traders. A portion of these transactions involve contracts for delivery of energy for internal use to meet production demands and are not therefore classified as financial instruments.

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

The fair values of these derivatives are estimated partly based on price quotes in active markets, as long as such market data exists, and partly through the use of valuation techniques, which consider: (i) prices established in the purchase and sale operations; (ii) the risk margin on the supply; and (iii) the projected market price during the period of availability. Whenever the fair value upon initial recognition for these contracts differs from the transaction price, a loss or gain on the fair value is recognized in the profit or loss for the year. The transactions carried out by the company Pollarix S.A. and Nexa Energy Comercializadora de Energia Ltda in the Free Contracting Environment (“ACL”) resulted in a gain from the sale of surplus energy, which was recognized at its fair value on the transaction date.

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

Additionally, the Company opted to voluntarily and irrevocably designate the entire offtake agreement at fair value through profit and loss within the scope of IFRS 9, rather than separate the value of the embedded derivative associated with the price cap, recognizing a non-cash accumulated loss of USD 49,254 as of December 31, 2025 (gain as of December 31, 2024: USD 3,347), due mainly to significant variation in the copper price projection, as disclosed in Note 9.

(a)	Composition

				2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL (i)	Total
Current assets	16,554	-	2,089	18,643
Non-current assets	18,124	-	-	18,124
	34,678	-	2,089	36,767

Current liabilities	(11,646)	(20,587)	-	(32,233)
Non-current liabilities	(20,691)	(43,322)	(7,647)	(71,660)
	(32,337)	(63,909)	(7,647)	(103,893)
Other financial instruments, net	2,341	(63,909)	(5,558)	(67,126)

40 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

				2024
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
	5,282	-	-	5,282

Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
	(3,798)	(19,666)	(13,670)	(37,134)
Other financial instruments, net	1,484	(19,666)	(13,670)	(31,852)

(i) On December 31, 2025, due to the current scenario of high energy supply in Brazil, the Company has a projected energy surplus on forward contracts with some suppliers. Consequently, the Company recognized the fair value arising from the mark-to-market of current purchase until 2026, which resulted in an income in the amount of USD 9,608. This amount was accounted for as an income within “Other income and expenses, net” (Note 9) and will vary according to the market’s energy prices.

(b)	Derivative financial instruments: Fair value by strategy

			2025		2024
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Concentrate Sales
Silver Zero Cost Collar	Oz	1,651,819	(6,478)	-	-
Gold Zero Cost Collar	Oz	2,067	(3)	-	-
			(6,481)		-
Mismatches of quotational periods
Zinc forward	ton	239,304	1,053	232,717	1,449
			1,053		1,449
Metal sales
Zinc forward	ton	3,249	548	2,584	203
			548		203
Interest rate risk
IPCA vs. CDI	BRL	100,000	(421)	100,000	(168)
CDI vs. USD (i)	BRL	650,000	7,642	-	-
			7,221		(168)

			2,341		1,484

(i) On December 16, 2025, the Company implemented a new gold and silver revenue hedge program using Zero Cost Collar (“ZCC”) derivative instruments as part of its commodity risk management strategy. This was done to reduce the Peru operations' exposure to commodity price risk in 2026 and to protect its margins. The ZCC have monthly maturities until December 2026, in line with the forecast volume percentages provided by the commercial team. A ZCC involves simultaneously buying and selling options to limit exposure to adverse price movements of commodities while capping potential gains within a predefined range.

(ii) On March 28, 2025, NEXA executed a cross-currency swap with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures issued on April 2, 2024, in the same BRL amount. The swap mirrors the interest and principal payment terms of the debentures, which mature on March 28, 2030, with semi-annual payments. Under the agreement, NEXA pays 6.209% on the USD notional receives CDI + 1.50% p.a. floating on the BRL notional. This instrument is recognized at fair value through profit or loss (FVTPL) under net financial results. Since inception, the Company has recorded increased impacts from changes in BRL exposure on related assets and liabilities, compared to December 2024, as presented in Table A above.

41 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(c)	Derivative financial instruments: Changes in fair value – At the end of each year

						2025
Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 9	Net financial results - note 10	Other comprehensive income	Realized (loss) gain
Concentrate Sales	-	-	-	-	(6,481)	-
Mismatches of quotational periods	(16,807)	6,471	201	-	1,331	8,584
Non-standard price metal sales	-	1,445	-	-	-	(1,132)
Interest rate risk – IPCA vs. CDI	-	-	-	(554)	-	343
Interest rate risk – CDI vs. USD	-	-	-	13,360	-	(6,108)
2025	(16,807)	7,916	201	12,806	(5,150)	1,687

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 9	Net financial results - note 10	Other comprehensive income	Realized (loss) gain
Concentrate Sales	-	-	-	-	-	-
Mismatches of quotational periods	(33,063)	27,514	746	-	(872)	10,299
Non-standard price metal sales	-	3,626	-	-	-	(4,449)
Interest rate risk – IPCA vs. CDI	-	-	-	135	-	148
Interest rate risk – CDI vs. EUR	-	-	-	1,236	-	(1,236)
2024	(33,063)	31,140	746	1,371	(872)	4,762

(d)	Energy forward contracts

			Notional	Notional
	2025	2024	2025	2024
Balance at the beginning of the year	(13,670)	(16,064)	747,498	688,877
Changes in fair value	9,608	81	-	-
Foreign exchanges effects	(1,496)	2,313	-	-
Energy forward contracts (Megawatts)	-	-	(95,314)	58,621
Balance at the end of year	(5,558)	(13,670)	652,184	747,498

(e)	Offtake agreement measured at FVTPL: Changes in fair value

			Notional (tons)	Notional (tons)
	2025	2024	2025	2024
Balance at the beginning of the year	(19,666)	(19,565)	22,288	27,562
Changes in fair value (i)	(49,254)	(3,347)	-	-
Deliveries of copper concentrates (ii)	-	-	(3,626)	(5,274)
Price cap realized (iii)	5,011	3,246	-	-
Balance at the end of year	(63,909)	(19,666)	18,662	22,288

(i) Changes in fair value increased for future deliveries, due to a higher forward copper price in the long term.

(ii) Since June 2023, the Company is delivering copper concentrates under an offtake agreement with an offtaker signed in January 2022 (amended in July 2023) to sell 100% of the copper concentrate produced by Aripuanã for 5 years or until NEXA fulfills the delivery of the specified agreed volume. The Company estimates that the full committed copper volumes will be delivered until the end of 2028. The transaction price agreed with the offtaker is below current market prices due to a price cap established in this agreement.

(iii) During 2025, copper prices exceeded the price cap, leading to a reduction in the financial instrument liability associated with these sales transactions. Revenue was recognized based on the fair value of the instruments.

17	Trade accounts receivables

Accounting policy

Trade accounts receivables are amounts due from customers for goods sold or services provided in the ordinary course of the Company’s business.

42 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Trade accounts receivables are recognized initially at fair value and subsequently measured at:

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

(a)	Composition

	2025	2024
Trade accounts receivables	232,002	145,409
Related parties - note 20	1,532	885
Impairment of trade accounts receivables	(4,946)	(5,501)
	228,588	140,793

(b)	Changes in impairment of trade accounts receivables

	2025	2024
Balance at the beginning of the year	(5,501)	(6,561)
Additions	(7,560)	(11,754)
Reversals	8,488	12,084
Foreign exchange gain (losses)	(373)	730
Balance at the end of year	(4,946)	(5,501)

(c)	Analysis by currency

	2025	2024
USD	207,642	121,240
BRL	20,946	19,540
Other	-	13
	228,588	140,793
(d)	Aging of trade accounts receivables

	2025	2024
Current	216,657	129,918
Up to 3 months past due	12,609	12,693
From 3 to 6 months past due	30	568
Over 6 months past due	4,238	3,115
	233,534	146,294
Impairment of trade accounts receivables	(4,946)	(5,501)
	228,588	140,793

43 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

18	Inventory

Accounting policy

Inventory is stated at the lower of the cost and the net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related fixed production overheads (based on normal operating capacity). The normal operating capacity is supported by the historical annual production. The idle capacity cost is calculated considering the reduction in the level of production due to unusual events and the level of production not achieved in the ramp-up period. Variable production overhead costs are included in inventory costs based on the actual production level. Imports in transit are stated at the accumulated cost of each import. At the end of the reporting period, the net realizable value of inventories is assessed and a provision for non-realizable losses on obsolete or slow-moving inventory may be recognized.

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

(a)	Composition

	2025	2024
Finished products	139,488	126,916
Semi-finished products	120,155	94,980
Raw materials	80,434	37,857
Auxiliary materials and consumables	128,503	105,160
Inventory provisions	(54,185)	(39,717)
	414,395	325,196
(b)	Changes in the provision of the year

	2025	2024
Balance at the beginning of the year	(39,717)	(38,510)
Additions	(41,333)	(30,258)
Reversals	28,871	21,663
Foreign exchange gains (losses)	(2,006)	5,445
Divestments	-	1,943
Balance at the end of year	(54,185)	(39,717)

19	Other assets and other liabilities
(a)	Other assets

	2025	2024
Tax claim payments (i)	125,670	64,656
Other recoverable taxes (ii)	102,187	103,261
Prepaid expenses	9,364	7,945
Judicial deposits	9,221	13,912
Advances to third parties	3,624	7,575
Other assets	38,586	26,572
	288,652	223,921
Current assets	77,225	88,195
Non-current assets	211,427	135,726

44 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) This amount mainly consists of USD 102,147 related to tax claim payments concerning withholding taxes and litigation over transfer pricing adjustments in transactions with related parties (USD 64,656 in December 2024), and — USD 20,532 related to income tax claim payments arising from the interpretation of the application of Cerro Lindo’s stability agreement for the 2018 fiscal year (USD 18,300 in December 2024). Both payments stem from ongoing legal discussions, in which the Company has not recognized any provision, but was required to "settle the payment" to continue pursuing the matters at judicial levels. The payments were made in Peruvian soles and are subject to exchange rate fluctuations against the US dollar.

(ii) Other recoverable taxes are composed mainly of tax credits related to ICMS (Tax on Circulation of Goods and Services), primarily generated from purchases. Additionally, there are PIS (Social Integration Program) and COFINS (Contribution to Social Security Financing) credits, essentially arising from the acquisition of fixed assets.

(b)	Other liabilities

	2025	2024
Advances from customers (i)	79,205	76,395
Other tax liabilities (ii)	70,292	52,978
Use of public assets	18,808	18,047
Other trade payables	18,720	20,921
Other liabilities	19,078	17,915
	206,103	186,256
Current liabilities	143,834	120,236
Non-current liabilities	62,269	66,020

(i) On December 17, 2025, the Company entered into a second commercial advance agreement with a customer, in which it agreed to sell concentrates produced by El Porvenir for twelve months period and received an advance payment of USD 50,000. The advance payment was recorded as “Other liabilities”, and the related revenues will be recognized upon delivery of the concentrates, when the corresponding performance obligations are satisfied. (As of December 31, 2024: USD 50,000 received under a similar commercial advance agreement).

(ii) Other tax liabilities are composed of various taxes arising from the Company's operations, including amounts related to COFINS, PIS and ICMS, mainly associated with routine operational activities, as well as ISS (Service Tax) applicable to service-related transactions. The balance also includes Other Taxes, Duties and Contributions, which comprise- ancillary and nonrecurring charges, together with Mining Special Tax and Fees and other regulatory charges classified as Various Taxes. Additionally, it includes amounts related to Mining Rights resulting from specific legal obligations associated with mining activities, and VAT Payable, arising from transactions subject to value-added tax in certain -jurisdiction.

(c)	Brazilian Tax reform

In 2025, the Tax Reform was regulated by Complementary Law No. 214 for Brazilian entities, which establishes the gradual replacement of current taxes by the Goods and Services Tax (IBS) and the Contribution on Goods and Services (CBS).

Considering that the transition period is expected to begin in 2026, Management has assessed that there are no material impacts to be recognized in the Financial Statements for the year ended December 31, 2025.

Management continues to perform assessments of the potential impacts of the Tax Reform on its operations, including tax, accounting and operational aspects, as well as to evaluate and implement the necessary system and process adjustments to ensure the Company’s appropriate adaptation to the new tax framework.

20	Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

45 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Balances

	Cash and cash equivalents		Trade accounts receivables		Related parties’ assets		Trade payables, lease and confirming liabilities		Dividends payable		Related parties’ liabilities
Assets and liabilities	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Parent
Votorantim S.A.	-	-	-	-	2	2	1,418	101	-	-	4,694	3,658

Related parties
Acerbrag S.A.	-	-	792	-	-	-	-	-	-	-	-	-
Auren Comercializadora de Energia Ltda.	-	-	-	-	-	-	564	907	-	-	-	-
Auren Energia S.A.	-	-	-	-	-	-	-	-	24,234	1,307	-	-
Campos Novos Energia S.A.	-	-	-	-	-	1,544	10,008	7,104	-	-	-	-
Companhia Brasileira de Alumínio	-	-	163	299	-	-	-	70	-	-	1	7
Scotiabank Peru SAA (i)	40,294	44,251	-	-	-	-	63,866	30,216	-	-	-	-
Votorantim Cimentos S.A.	-	-	576	586	-	-	393	412	-	-	-	-
Votorantim International CSC S.A.C	-	-	-	-	-	-	-	-	-	-	-	420
Other	-	-	1	-	-	-	99	22	2,684	2,400	-	-
	40,294	44,251	1,532	885	2	1,546	76,348	38,832	26,918	3,707	4,695	4,085
Current	40,294	44,251	1,532	885	-	-	72,292	35,806	26,918	3,707	-	-
Non-current	-	-	-	-	2	1,546	4,056	3,026	-	-	4,695	4,085
	40,294	44,251	1,532	885	2	1,546	76,348	38,832	26,918	3,707	4,695	4,085

(b)	Transactions

	Sales			Purchases
Profit and loss	2025	2024	2023	2025	2024	2023
Parent
Votorantim S.A.	-	-	-	6,910	8,908	7,484

Related parties
Acerbrag S.A.	1,382	-	-	-	-	-
Auren Comercializadora de Energia Ltda.	-	1,140	744	5,041	6,384	7,971
Campos Novos Energia S.A.	-	-	-	47,560	51,973	61,545
Companhia Brasileira de Alumínio	337	640	161	65	-	210
Group Andrade Gutierrez (ii)	-	-	-	-	19,832	73,757
Scotiabank Peru SAA (i)	-	-	-	573	282	17
Votorantim Cimentos S.A.	-	-	-	-	-	1,050
Votorantim International CSC S.A.C	-	-	-	-	-	5,122
Other	-	-	-	3,238	1,061	436
	1,719	1,780	905	63,387	88,440	157,592

46 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) Scotiabank Peru S.A.A., an entity for which one member of the Company’s Board of Directors serves as an independent chairman and may have significant influence, has transactions with Nexa related to leasing and confirming operations. The outstanding balances arising from these transactions as of December 31, 2025, amounted to USD 8,667 (2024: USD 5,404) for leasing operations and USD 55,199 (2024: USD 24,812) for confirming operations. Confirming operations consist of arrangements whereby payments otherwise due to suppliers are settled through the bank. In addition, purchase transactions presented in chart (b) above relate to interest expenses on lease contracts.

(ii) Nexa entered into contracts with Consórcio Construtor Nova Aripuanã (a consortium of Andrade Gutierrez group companies) for construction and operational services related to the Aripuanã project. At that time, a close family member of one of the Company’s board members was considered to have significant influence on the holding level of Andrade Gutierrez. In mid-2024, the board member associated with this entity terminated their contract with Nexa, and Andrade Gutierrez ceased to be regarded as a related party.

(c)	Key management compensation

Key management includes the members of the Company's global executive team and Board of Directors. Key management compensation, including all benefits, was as follows:

	2025	2024
Short-term benefits	8,061	7,713
Other long-term benefits	457	116
	8,518	7,829

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

An asset carrying amount is reduced to its recoverable amount when it is greater than the estimated recoverable amount, in accordance with the criteria adopted by the Company to determine the recoverable amount.

47 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other income and expenses, net” in the income statement.

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

Capitalized costs incurred during a project’s mineral exploration and evaluation stages are classified within Mining projects, under Property, plant and equipment until the project starts its development stage and are only depreciated by the UoP method once the development stage finishes and the project’s operation start.

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

48 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Refer to note 8 for the Company’s accounting policy related to expensed mineral exploration and project evaluation costs for mining projects.

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

49 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

							2025
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Others	Total
Balance at the beginning of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Cost	1,673,095	2,487,702	381,216	188,759	208,627	34,817	4,974,216
Accumulated depreciation and impairment	(774,933)	(1,779,910)	(67,504)	(94,414)	(149,075)	(10,872)	(2,876,708)
Balance at the beginning of the year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Additions	-	2	351,857	8,304	-	10	360,173
Disposals and write-offs	(46)	(2,337)	(851)	-	-	(82)	(3,316)
Depreciation	(72,746)	(110,002)	-	(8,785)	(1,020)	(722)	(193,275)
Impairment reversal (loss) of long-lived assets - note 31	2,761	(1,415)	(3,963)	9,331	1,143	6	7,863
Foreign exchange effects	75,273	60,144	11,260	10,522	710	1,832	159,741
Remeasurement	-	-	-	3,093	-	-	3,093
Effect of new subsidiary acquisition	571	55	-	-	-	228	854
Transfers	156,214	52,087	(202,601)	-	(4,707)	38	1,031
Balance at the end of year	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672
Cost	1,942,174	2,586,948	542,522	213,674	126,979	37,525	5,449,822
Accumulated depreciation and impairment	(881,985)	(1,880,622)	(73,108)	(96,864)	(71,301)	(12,270)	(3,016,150)
Balance at the end of year	1,060,189	706,326	469,414	116,810	55,678	25,255	2,433,672
Average annual depreciation rates %	4	11	-	UoP	UoP	8
							2024
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects (i)	Others	Total
Balance at the beginning of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Cost	1,710,083	2,896,565	512,925	219,449	215,913	44,601	5,599,536
Accumulated depreciation and impairment	(795,717)	(2,048,145)	(67,485)	(139,088)	(94,153)	(16,334)	(3,160,922)
Balance at the beginning of the year	914,366	848,420	445,440	80,361	121,760	28,267	2,438,614
Additions	-	667	276,839	45,891	-	85	323,482
Disposals and write-offs	(23)	(3,408)	(8,984)	-	(4,111)	(53)	(16,579)
Depreciation	(104,929)	(113,679)	-	(5,221)	(834)	(1,201)	(225,864)
Impairment reversal (loss) of long-lived assets - note 31	12,147	964	(7,149)	1,495	(50,197)	336	(42,404)
Divestments	(2,990)	(4,265)	(290)	(1,377)	(4,150)	(381)	(13,453)
Foreign exchange effects	(163,559)	(133,501)	(34,196)	(16,857)	(2,946)	(4,369)	(355,428)
Remeasurement	-	-	-	(9,947)	-	-	(9,947)
Transfers	243,150	112,594	(357,948)	-	30	1,261	(913)
Balance at the end of year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Cost	1,673,095	2,487,702	381,216	188,759	208,627	34,817	4,974,216
Accumulated depreciation and impairment	(774,933)	(1,779,910)	(67,504)	(94,414)	(149,075)	(10,872)	(2,876,708)
Balance at the end of year	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508
Average annual depreciation rates %	4	9	-	UoP	UoP

50 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i) Only mining projects of the operating unit Atacocha are being depreciated under the UoP method.

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

51 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(a)	Changes in the year

				2025
	Goodwill (i)	Rights to use natural resources	Others	Total
Balance at the beginning of the year	305,397	507,491	21,799	834,687
Cost	316,087	1,810,609	49,896	2,176,592
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)
Balance at the beginning of the year	305,397	507,491	21,799	834,687
Additions	-	-	1,994	1,994
Disposals and write-offs	-	-	(1)	(1)
Amortization	-	(48,122)	(3,627)	(51,749)
Impairment reversal of long-lived assets	-	83,817	26	83,843
Foreign exchange effects	811	6,844	2,523	10,178
Effect of new subsidiary acquisition	-	-	7	7
Transfers	-	(1,184)	153	(1,031)
Balance at the end of year	306,208	548,846	22,874	877,928
Cost	318,239	1,844,122	51,630	2,213,991
Accumulated amortization and impairment	(12,031)	(1,295,276)	(28,756)	(1,336,063)
Balance at the end of year	306,208	548,846	22,874	877,928

Average annual depreciation rates %	-	UoP	5
				2024
	Goodwill (i)	Rights to use natural resources	Others	Total
Balance at the beginning of the year	307,112	579,551	22,616	909,279
Cost	630,787	1,859,147	53,865	2,543,799
Accumulated amortization and impairment	(323,675)	(1,279,596)	(31,249)	(1,634,520)
Balance at the beginning of the year	307,112	579,551	22,616	909,279
Additions	-	-	5,748	5,748
Disposals and write-offs	-	(226)	(116)	(342)
Amortization	-	(65,710)	(2,435)	(68,145)
Impairment reversal of long-lived assets	-	9,534	-	9,534
Foreign exchange effects	(1,715)	(15,433)	(5,152)	(22,300)
Transfers	-	(225)	1,138	913
Balance at the end of year	305,397	507,491	21,799	834,687
Cost	316,087	1,810,609	49,896	2,176,592
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)
Balance at the end of year	305,397	507,491	21,799	834,687

Average annual depreciation rates %	-	UoP	5

(i) As of December 31, 2025, the Company’s recognized goodwill balances were as follows: USD 95,411 (2024 - USD 95,087) allocated to Cajamarquilla CGU, USD 4,374 (2023 - USD 3,887) allocated to Juiz de Fora, and USD 206,423 (2024 - USD 206,423) allocated to the Mining Peru group of CGUs.

23	Right-of-use assets and lease liabilities

Accounting policy

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Lease terms are negotiated on an individual asset basis, and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The Company accounts for non-lease components such as service costs separately, whenever applicable. The Company’s lease terms may include options to extend or terminate the lease and when it is reasonably certain that we will exercise that option, the financial effects are included in the contract’s measurement.

Payments associated with short-term leases, and all leases of low-value assets, are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less without a purchase option.

52 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Measurement

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. On December 31, 2025, incremental borrowing rate were between 7,90% to 16,50% for Brazil; 2,85% to 9,53% for Peru and 5,00% for Luxembourg.

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

(a)	Right-of-use assets - Changes in the year

					2025	2024
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the year	21,505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the beginning of the year	21,505	58,559	346	4,855	85,265	74,818
New contracts	66	43,783	766	5,396	50,011	64,955
Disposals and write-offs	-	-	-	-	-	(5,348)
Renegotiation of contracts	3,293	(51)	3,515	1,162	7,919	-
Amortization	(2,301)	(36,410)	(270)	(4,991)	(43,972)	(36,189)
Remeasurement	(390)	1,103	181	3,391	4,285	144
Foreign exchange effects	(1,629)	4,563	38	593	3,565	(13,115)
Effect of new subsidiary acquisition	3,094	-	-	-	3,094	-
Balance at the end of year	23,638	71,547	4,576	10,406	110,167	85,265
Cost	36,673	155,940	4,976	16,205	213,794	157,708
Accumulated amortization	(13,035)	(84,393)	(400)	(5,799)	(103,627)	(72,443)
Balance at the end of year	23,638	71,547	4,576	10,406	110,167	85,265

Average annual amortization rates %	31	33	33	33

(b)	Lease liabilities - Changes in the year

	2025	2024
Balance at the beginning of the year	95,899	77,405
New contracts	50,011	64,955
Disposals and write-offs	-	(4,853)
Payments of lease liabilities	(43,616)	(32,056)
Contract renegotiation	7,919	-
Interest paid on lease liabilities	(9,807)	(11,645)
Remeasurement	4,285	144
Accrued interest - note 10	9,989	13,517
Foreign exchange effects	2,709	(11,568)
Effect of new subsidiary acquisition	3,745	-
Balance at the end of year	121,134	95,899
Current liabilities	45,516	32,747
Non-current liabilities	75,618	63,152

53 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

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

(a)	Composition

					Total		Fair value
				2025	2024	2025	2024
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.67%	18,969	1,202,602	1,221,571	1,231,129	1,394,529	1,247,522
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5,89%	28,290	147,069	175,359	177,397	164,974	156,565
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	937	121,211	122,148	184,135	123,799	184,737
Debentures	CDI+ 1.50%	4,595	117,529	122,124	107,310	123,185	105,012
Other		2,624	62,158	64,782	62,662	61,943	58,779
		55,415	1,650,569	1,705,984	1,762,633	1,868,430	1,752,615
Current portion of long-term loans and financings (principal)		28,183
Interest in loans and financings		27,232

(b)	Loans and financing transactions during the year ended on December 31, 2025

On April 8, 2025, the Company completed a bond offering of USD 500,000 for a term of 12 years at an interest rate of 6.60% per year. The proceeds were used to fully repurchase the 2027 Senior Notes and partially repurchase the 2028 Senior Notes through a combination of a tender offer and a make-whole call, executed on April 8 and May 23, 2025, respectively. The Company repurchased USD 215,496 (100%) of the 2027 Notes and USD 289,483 (72.3%) of the 2028 Notes.

The total disbursement for these transactions amounted to USD 527,911, comprising USD 504,979 of principal, USD 6,977 in accrued interest, USD 15,046 in premium, USD 909 in agent fees and other related costs, and USD 1,905 in loss on bond repurchase related to the write-down of debt issuance costs, resulting in a total loss of USD 17,860 recognized in profit or loss for the period. The redemption price was determined based on the greater of par value or the present value of future cash flows, discounted at the US Treasury rate plus 50 basis points, plus accrued interest. Following the transactions, the remaining outstanding principal of the 2028 Notes was USD 111,018.

On May 13, 2025, to strengthen its short-term liquidity position, the Company entered an ACC with a top-tier financial institution for a principal amount of USD 40,000 (BRL 223,700), at an annual interest rate of 5.35%. The loan had a six-month maturity and was settled in a single installment upon submission of export documentation as defined in the debt agreement. Upon maturity, the Company fully settled the ACC, repaying the principal amount and USD 1,070 in accrued interest.

54 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Following this settlement, no outstanding balance remains under this facility.

On December 29, 2025, the Company made a partial repayment of its Export Credit Note maturing in 2027, which originally had an outstanding principal balance of USD 90,000. The Company repaid USD 60,000 of principal, together with USD 1,080 of accrued interest associated with the repaid portion. Following this transaction, as of December 31, 2025, the remaining outstanding balance of the Export Credit Note amounted to USD 30,550 in principal amount, plus the related accrued interest.

(c)	Changes in the year

	2025	2024
Balance at the beginning of the year	1,762,633	1,725,566
New loans and financings	542,414	799,439
Debt issue costs	(4,931)	(7,577)
Interest accrual	137,208	133,730
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	328	1,572
Changes in fair value of loans and financings – note 10	(2,052)	3,627
Debt modification gain – note 10	-	(3,142)
Loss on bonds repurchase	1,905	3,348
Payments of loans and financings	(632,856)	(681,475)
Foreign exchange effects	40,606	(84,387)
Interest paid on loans and financings	(139,271)	(128,068)
Balance at the end of year	1,705,984	1,762,633

(d)	Maturity profile

							2025
	2026	2027	2028	2029	2030	As from 2031	Total
Eurobonds – USD (i)	18,969	(1,132)	110,050	(953)	(953)	1,095,590	1,221,571
BNDES	28,290	18,810	18,810	13,665	13,665	82,119	175,359
Export credit notes (i)	938	29,514	(487)	92,183	-	-	122,148
Debentures (i)	4,595	(185)	(185)	(185)	118,084	-	122,124
Other	2,623	2,432	52,432	2,432	2,432	2,431	64,782
	55,415	49,439	180,620	107,142	133,228	1,180,140	1,705,984

(i) The negative balances refer to related funding costs (fee) amortization.

(e)	Analysis by currency

			2025	2024
	Current	Non-current	Total	Total
USD	20,055	1,373,814	1,393,869	1,465,434
BRL	35,360	276,755	312,115	297,199
	55,415	1,650,569	1,705,984	1,762,633

(f)	Analysis by index

			2025	2024
	Current	Non-current	Total	Total
Fixed rate	18,969	1,202,602	1,221,571	1,231,129
SOFR	1,086	171,211	172,297	234,307
TLP	17,867	147,069	164,936	158,052
CDI	4,595	117,529	122,124	107,310
TJLP	5,709	12,158	17,867	18,813
BNDES SELIC	7,189	-	7,189	13,022
	55,415	1,650,569	1,705,984	1,762,633

55 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(g)	Changes in liabilities arising from financing activities

	Loans and financings	Lease liabilities	Other financial instruments net	Dividends payable	Attributable to NEXA’s shareholders	Attributable to non-controlling interests
At December 31, 2023	1,725,566	77,405	38,229	2,830	1,197,324	254,713

Cash flows from activities
Operating activities	(128,068)	(11,645)	(4,762)	-	(205,030)	17,623
Investing activities	-	-	-	-	-	-
Financing activities	110,387	(32,056)	-	(15,529)	(4,635)	4,279

Non-cash financing transactions
Interest, foreign exchange and other financial effects	193,675	2,652	(150)	2,422	(9,082)	-
Changes in Fair Value of loans and financings	3,627	-	-	-	-	-
Changes in debt modification gain	(3,142)	-	-	-	-	-
Changes in Fair Value of derivative financial instruments	-	-	(194)	-	-	-
Changes in fair value of energy forward contracts	-	-	(81)	-	-	-
Fair value of financial instruments in commodity contracts	-	-	3,347	-	-	-
Price cap realized in offtake agreement	-	-	(3,246)	-	-	-
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	1,572	-	-	-	(1,572)	-
Addition of new contracts	-	65,099	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	17,351	-	(17,351)
Cash flow hedge accounting	-	-	872	-	644	-
Currency translation adjustment	(140,984)	(5,556)	(2,163)	(3,367)	(163,719)	(12,901)
At December 31, 2024	1,762,633	95,899	31,852	3,707	813,930	246,363

Cash flows from activities
Operating activities	(139,271)	(9,807)	(1,687)	(1,226)	116,583	90,518
Investing activities	-	3,745	-	-	997	-
Financing activities	(95,373)	(43,616)	-	(34,267)	(12,887)	838

Non-cash financing transactions
Interest, foreign exchange and other financial effects	110,268	5,994	15	(303)	19,701	-
Loss on bonds repurchase	1,905	-	-	-	-	-
Changes in fair value of loans and financings	(2,052)	-	-	-	-	-
Changes in fair value of derivative financial instruments	-	-	(4,116)	-	-	-
Changes in fair value of energy forward contracts	-	-	(9,608)	-	-	-
Changes in fair value of offtake agreement	-	-	49,254	-	-	-
Price cap realized in offtake agreement	-	-	(5,011)	-	-	-
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	328	-	-	-	(328)	-
Addition of new contracts	-	54,296	-	-	-	-
Renegotiation of contracts	-	7,919	-	-	-	-
Dividends distribution to non-controlling interests	-	-	-	57,289	-	(57,289)
Cash flow hedge accounting	-	-	5,150	-	(3,691)	-
Currency translation adjustment	67,546	6,704	1,277	1,718	68,629	6,199
Balance at the end of year	1,705,984	121,134	67,126	26,918	1,002,934	286,629

(h)	Guarantees and financial covenants

The Company had certain loans and financings that are subject to specific financial covenants at a consolidated level, including: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio.

During 2025, the Company had engaged in negotiations with BNDES and, on December 22, 2025, the Company signed a letter with BNDES (“the Letter”) authorizing: (i) the waiver of the financial covenants applicable to the fiscal year ended December 31, 2025, and (ii) the replacement of such covenants with a new contractual obligation to maintain a minimum corporate credit rating. The waiver and replacement of such covenants are already in place as of December 31, 2025, although the corresponding amendments to the loan agreements are expected to be executed within 120 days from the issuance of this Letter.

56 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Pursuant to the Letter, the former financial ratio covenants were substituted with minimum global-scale corporate credit ratings as follows: (i) Fitch Ratings: BB+, and (ii) Moody’s: Ba3.

As of December 31, 2025, the Company was in compliance with these ratings, and management has not identified any conditions indicating a potential downgrade below the required levels. Accordingly, the previous covenant requirements no longer affect the loan’s classification or maturity profile.

The substitution of the former financial ratios for a minimum rating covenant does not alter the economic substance of the financing arrangement. From the issuance of the Letter onwards, early repayment may only be triggered if the Company fails to maintain the required ratings, subject to applicable contractual cure periods. Accordingly, only the portion of the BNDES financing that was originally scheduled for settlement within twelve months after December 31, 2025 is classified as a current liability, with the remaining balance classified as a non-current liability.

25	Trade Payables

Accounting policy

Trade payables represent liabilities for goods and services that were provided to the Company before the end of the financial year, which are unpaid. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. These amounts are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(a)	Composition

	2025	2024
Trade payables	487,543	434,672
Related parties – note 20 (a)	12,482	8,616
	500,025	443,288

26	Confirming Payables

Accounting policy

The Company has contracts with some suppliers whose commercial payment varies between 60 and 180 days, which can be negotiated individually with the supplier and reach 210 days, without any additional guarantees in these contracts, the supplier has the option to request a bank to advance the payment of their commercial invoice within 180 days, before the invoice matures. As a result of those contracts between the suppliers and the bank, the commercial terms agreed with the Company do not change. In accordance with the commercial agreement, the supplier communicates to the Company its interest in selling the invoice to the bank, and it is only the supplier who can decide to sell its invoice at any time during the commercial period. With this option, suppliers can improve their working capital position with advance receipt. The bank pays the supplier with an interest discount rate and the Company assumes part of the interest payment to the supplier. In certain cases, the supplier assumes the integral payment of interest. While the nature of the trade payable does not change, the Company believes that the separate presentation of these accounts within “Confirming payables” is relevant to the understanding of the Company's financial position.

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

57 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

The Company concluded that for December 31, 2025, the transactions maintain their essence as “confirming payables” taking into consideration Nexa’s assessment policy.

Payments of the principal amounts and interest reimbursements are presented within the “operating activities group” in the Company's cash flow statement, in accordance with IAS 7, as the Company classifies the actual transactions as confirming payable.

(a)	Carrying amount of financial liabilities

	2025	2024
Confirming payables	415,388	268,175

As of December 31, 2025, financial institutions have paid the total amount of confirming payables to the suppliers.

(b)	Range of payments due dates

	2025 Days after invoice	2024 Days after invoice
Liabilities that are part of confirming payables	60 - 210	60 - 210
Comparable trade payables that are not part of a confirming payable	30 - 120	30 - 120

(c)	Non-cash changes

There were no business combinations or material foreign exchange differences in either period.

27	Asset retirement, restoration and environmental obligations

Accounting policy

Provision for asset retirement obligations include costs for restoration and closure of the mining assets and is recognized due to the development or mineral production, based on the net present value of estimated closure costs. Other restoration obligations regarding the de-characterization of their structures includes estimated mandatory costs as required by the Brazilian Government. Management uses its judgment and previous experience to determine the potential scope of rehabilitation work required and the related costs associated with that work, which are recognized as a “Property, plant and equipment” for asset retirement obligations relating to operating mining assets or as “Other income and expenses, net” for non-operating structures and for de-characterization of environmental obligations and other restoration obligations include costs related to rehabilitation of areas damaged by the Company in its extractive actions (for example - soil contamination, water contamination, among others) or penalties. Therefore, it becomes an event that creates obligations when environmental damage is detected by the Company, when a new law requires that the existing damage be rectified or when the Company publicly accepts any responsibility for the rectification, creating a constructive obligation. The costs to remedy an eventual unexpected contamination, which give rise to a probable loss and can be reliably estimated, must be recognized in “Other income and expenses, net” in income statement.

In addition, investments in infrastructure, machinery and equipment regarding operational improvements to avoid future environmental damage, are not provisioned, because it is expected that these assets will bring future economic benefits to the operating units, thus it is capitalized as Property, plant and equipment.

The liabilities are discounted to present value using a risk-adjusted credit rate that reflects current market assessments of the time value of the money and the specifics risks for the asset to be restored. The interest rate charges relating to the liability are recognized as an accretion expense in the Net financial results. Difference in the settlement amount of the liability is recognized in the income statement.

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

58 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Cost estimates can vary in response to many factors of each site that include timing, expected LOM, changes to the relevant legal or government requirements and commitments with stakeholders, review of remediation and relinquishment options, emergence of new restoration techniques, stage of engineering evaluation maturity among others. Engineering projects for each liability are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimation of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

External experts support the cost estimation process where appropriate. These factors either isolated or consolidated could significantly affect the future income statement and balance sheet position.

(a)	Changes in the year

				2025	2024
	Asset retirement obligations	Environmental obligations	Other restoration obligations (iii)	Total	Total
Balance at the beginning of the year	240,408	32,159	6,819	279,386	314,919
Additions (ii)	10,188	1,103	-	11,291	56,375
Payments	(12,744)	(4,409)	-	(17,153)	(17,785)
Reversals	-	-	-	-	(1)
Interest accrual - note 10	23,012	3,114	461	26,587	26,058
Remeasurement - discount rate (i) / (ii)	8,919	(339)	91	8,671	(28,224)
Write-offs	-	-	(8,391)	(8,391)	(710)
Foreign exchange effects	15,028	3,994	1,020	20,042	(39,368)
Classified as liabilities associated with assets held for sale	-	-	-	-	(31,878)
Balance at the end of year	284,811	35,622	-	320,433	279,386
Current liabilities	35,032	4,294	-	39,326	47,561
Non-current liabilities	249,779	31,328	-	281,107	231,825

(i) As of December 31, 2025, the credit risk-adjusted rate used for Peru was between 5,04% and 10,7% (December 31, 2024: 3.39% and 12.29%) and for Brazil was between 7,42% and 12,17% (December 31, 2024: 4.02% and 8.51%).

(ii) The changes observed during 2025, were mainly due to the revised disbursement timelines related to decommissioning obligations in certain operations, based on updated asset retirement and environmental obligations studies, along with higher discount rates, as described above. As a result, as of December 31, 2025, the Company’s asset retirement obligations for operational assets increased by USD 8,463 (December 31, 2024: increased of USD 35,944) as shown in note 21; and asset retirement and environmental obligations for non-operational assets gain in USD 174 (December 31, 2024: expense of USD 13,750) as shown in note 9.

(iii) In December 2025, the Company completed engineering studies to confirm the construction method of certain inactive industrial waste containment structures that have been closed and decommissioned for more than 20 years. The environmental regulator confirmed the Nexa studies, and all five structures were classified as dry-stack (piles), confirming that not de-characterization or remediation projects are required. Accordingly, the previously recorded provision for restoration obligations was fully reversed for USD 8,392.

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

59 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as Financial Expenses.

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

(a)	Changes in the year

					2025	2024
	Tax	Labor	Civil	Environmental	Total	Total
Balance at the beginning of the year	7,100	17,414	2,064	19,054	45,632	56,787
Additions	9,838	9,992	2,081	4,052	25,963	13,125
Reversals	(3,110)	(5,770)	(319)	(1,604)	(10,803)	(15,033)
Interest accrual	1,597	3,856	(48)	178	5,583	2,402
Payments	(7)	(2,912)	(3,364)	(1,990)	(8,273)	(4,326)
Foreign exchange effects	969	2,141	47	2,346	5,503	(7,727)
Other	(10,471)	347	-	(10)	(10,134)	404
Balance at the end of year	5,916	25,068	461	22,026	53,471	45,632

(b)	Breakdown of legal claims provisions

The provisions and the corresponding judicial deposits are as follows:

			2025			2024
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(6,986)	12,903	5,917	(1,118)	8,222	7,104
Labor	(744)	25,812	25,068	(985)	18,394	17,409
Civil	-	460	460	-	2,064	2,064
Environmental	(10)	22,036	22,026	-	19,055	19,055
Balance at the end of the year	(7,740)	61,211	53,471	(2,103)	47,735	45,632

As of December 31, 2025, the Company’s outstanding judicial deposits, that are not presented net of the provisions are USD 9,221 and are recorded as “Other Assets” in the balance sheet (December 31, 2024: USD 13,912).

(c)	Contingent liabilities

Legal claims that have a possible likelihood that an obligation will arise are disclosed in the Company’s consolidated financial statements. The Company does not recognize a liability when it is not probable that an outflow of resources will be required or because the amount of liability cannot be reliably calculated. These legal claims are summarized below:

	2025	2024
Tax (i)	124,072	110,165
Labor (ii)	31,250	24,530
Civil (iii)	13,569	17,821
Environmental (iv)	124,810	106,799
	293,701	259,315

60 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(i)	Comments on contingent tax liabilities

The main contingent liabilities relating to tax lawsuits are discussed below.

Income tax over transfers of shares in Peru

Relates to assessments issued by the SUNAT, where the Company was jointly and severally liable for the payment of income tax by a foreign investor, in a supposed capital gain on transfer of shares. The estimated financial effect of this contingent liability is USD 34,560 (2024: USD 41,723).

Compensation for exploration for mineral resources

Relates to assessments issued by the Brazilian National Department of Mineral Production for the alleged failure to pay or underpayment of financial compensation for the exploration of mineral resources (“CFEM”). The estimated financial effect of this contingent liability is USD 16,147 (2024: USD 10,676).

PIS and COFINS tax credit offsetting

Tax proceeding concerning the utilization (offset) of tax credits recognized pursuant to the final judgment of Writ of Mandamus No. 001556.04.2008.4.01.3812, which ruled on the exclusion of ICMS from the PIS and COFINS calculation bases. The matter has been pending before the First Administrative Court since April 9, 2025. The estimated financial effect of this contingent liability is USD 71,600.

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

The civil proceedings identified as potential contingent liabilities are related to indemnity lawsuits filed against the Company, alleging property damages, contractual breaches, personal injuries, consequential damages, loss of prospective earnings, and other general losses. The estimated financial effect of this contingent liability is USD 13,569 (2024: USD 17,821).

(iv)	Comments on contingent environmental liabilities

The main contingent environmental liabilities in Brazil were filed by fishermen communities against the Company for indemnification, compensation for material and moral damages due to alleged pollution of the São Francisco River close to the Company’s Três Marias operation in Brazil. The estimated financial effect of these contingent liabilities is USD 83,072 (2024: USD 93,634).

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

61 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

When a contractual obligation is recognized, the balance is initially recognized at the amount received, and it is subsequently recognized as revenue when the control of the respective assets is transferred, that is, upon the physical delivery of the nonfinancial item (silver certificate). Contractual obligations are recognized within non-current liabilities, except for the portion of silver certificates that are estimated to be delivered over the 12 months following the balance sheet date.

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

The recognition of interest in contractual obligation is based on the opening balance of the year of the contractual obligations applying a market rate percent, representing the effect of passage of time over the length of the Metal Purchase Agreement.

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

62 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Once that limit is reached, sales under the streaming will be made for 25% of the silver content in the Nexa Peru’s sales of concentrate for a period equivalent to the life of said mining unit. Based on the Company’s current production and delivery estimates, this threshold is expected to be reached during the first semester of 2026.

The changes in the contractual obligation are shown below:

	2025	2024
Balance at the beginning of the year	100,958	117,112
Revenues recognition upon ore delivery	(41,577)	(43,662)
Remeasurement adjustment (i)	24,637	21,084
Interest on contractual obligations – note 10	6,744	6,424
Balance at the end of year	90,762	100,958
Current	18,166	31,686
Non-current	72,596	69,272

(i) As of December 2025, the Company recognized a remeasurement adjustment in its contractual obligations of silver streaming with a corresponding reduction in revenues for an amount of USD 24,637 and an increased in accretion for an amount of USD 6,744 (2024: reduction in revenues for an amount of USD 21,084 and an increase in accretion for an amount of USD 6,424), given the higher long-term prices and the updated mine plan for its Cerro Lindo Mining Unit. According to the Company’s silver streaming accounting policy, prices and changes in the LOM given an update in mine plans are variable considerations and the recognized revenue under the streaming agreement should be adjusted to reflect the updated variables.

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

Shares repurchased under buyback programs that are not cancelled are reported as treasury shares and are deducted from shareholders’ equity. These shares are also deducted in the earnings per share calculation.

(a)	Capital

As of December 31, 2025, the outstanding capital of USD 132,438 (2024: USD 132,438) is comprised of 132,438 thousand subscribed and issued common shares (2024: 132,438 thousand), with par value of USD 1.00 per share. In addition to the subscribed and issued common shares, NEXA also has an authorized, but unissued and unsubscribed share capital set at USD 231,925.

(b)	Share premium

The share premium, if any, may be distributed to the shareholders in accordance with Luxembourg Commercial Companies Act by a resolution of the Board of Directors.

(c)	Additional paid-in capital

Additional paid in capital arises from transactions recognized in equity that do not qualify as capital or share premium in accordance with Luxembourg Commercial Companies Act and, therefore, cannot be distributed to the shareholders of the Company.

(d)	Accumulated other comprehensive income

The changes in the accumulated other comprehensive income are as follows:

63 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

	Cumulative translation adjustment	Hedge accounting	Changes in fair value of financial instruments	Total
At January 01, 2023	(272,880)	1,262	(14,213)	(285,831)
Translation adjustment on foreign subsidiaries	81,413	-	-	81,413
Cash flow hedge accounting, net of income tax	-	(537)	-	(537)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(385)	(385)
Changes in fair value of investments in equity instruments	-	-	(1,466)	(1,466)
At December 31, 2023	(191,467)	725	(16,064)	(206,806)
Translation adjustment on foreign subsidiaries	(184,446)	-	-	(184,446)
Cash flow hedge accounting, net of income tax	-	109	-	109
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(1,037)	(1,037)
Changes in fair value of investments in equity instruments	-	-	(1,256)	(1,256)
At December 31, 2024	(375,913)	834	(18,357)	(393,436)
Translation adjustment on foreign subsidiaries	79,357	-	-	79,357
Cash flow hedge accounting, net of income tax	-	(3,801)	-	(3,801)
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	-	-	(218)	(218)
Changes in fair value of investments in equity instruments	-	-	126	126
At December 31, 2025	(296,556)	(2,967)	(18,449)	(317,972)
Attributable to NEXA's shareholders				(266,300)
Attributable to non-controlling interests				(51,672)

(e)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to NEXA’s shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share are calculated using the same net income attributable to NEXA’s shareholders and the weighted average number of ordinary shares adjusted for the effects of all potentially dilutive instruments, if any.

The Company performs an assessment at each reporting date of all outstanding financial instruments and equity-linked arrangements to determine whether they are potentially dilutive in accordance with IAS 33. For the years presented, the Company did not have any outstanding options, warrants, convertible instruments, share-based payment arrangements or any other instruments that could result in the issuance of additional shares. As the Company does not have any potentially dilutive shares, basic and diluted earnings per share are the same.

	2025	2024	2023
Net income (loss) for the year attributable to NEXA's shareholders	132,626	(205,030)	(291,968)
Weighted average number of outstanding shares – in thousands	132,439	132,439	132,439
Earnings (losses) per share - USD	1.00	(1.55)	(2.20)

(f)	Dividend distribution

NEXA

On May 8, 2025, at the annual shareholders' meeting and in accordance with Luxembourg laws, the Company's shareholders approved a cash distribution to shareholders of USD 13,400 as a share premium reimbursement. The cash distribution was paid on June 27, 2025, to shareholders of record as of June 10, 2025.

Nexa Peru

On March 28, 2025, Nexa Peru approved dividends totaling USD 100,000 payable in two equal installments of USD 50,000 each, based on the ownership percentage of each shareholder as of the payment date. Nexa CJM is entitled to receive USD 82,432 for its shares, NEXA USD 179, and the non-controlling interest USD 17,389. The first installment of USD 8,717 was paid on April 30, 2025, and the second of USD 8,103 was paid on September 30, 2025. During 2025, Nexa Peru also paid USD 359 related to previous periods in dividends to non-controlling interests.

64 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Pollarix

During 2025, Pollarix S.A. approved total dividends amounting to USD 50,231 (BRL 275,668), comprising USD 10,332 (BRL 56,713) allocated to Nexa BR and USD 39,899 (BRL 218,975) the portion allocated to non-controlling interests, USD 17,088 (BRL 93,726) was paid during 2025. The remaining balance, including dividends from 2025 and residual amounts from prior years, totaling USD 24,853 (BRL 133,344), was fully settled on January 19, 2026, as disclosed in Note 32. As a result, 100% of the dividends approved in 2025 were fully liquidated.

Enercan

On April 30, 2025, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders related to the 2024 fiscal year, entitling the Company’s subsidiary Pollarix to receive USD 20,370 (BRL 112,216).

On December 19, 2025, Enercan’s Board of Directors approved an additional dividend distribution to its shareholders, entitling the Company’s subsidiary Pollarix to receive USD 3,465 (BRL 20,199).

During 2025, Pollarix received in cash a total amount of USD 23,836 (BRL 132,415), including: (i) USD 10,099 (BRL 56,108) related to the June distribution; (ii) USD 6,061 (BRL 33,665) related to August; and (iii) USD 7,675 (BRL 42,642) related to November and December, from the outstanding dividend amount.

(g)	Non-controlling interest

Summarized balance sheet	NEXA PERU		Pollarix S.A.
	2025	2024	2025	2024
Current assets	847,874	840,727	44,390	21,597
Current liabilities	427,941	381,329	36,714	8,169
Current net assets	419,933	459,398	7,676	13,428

Non-current assets	1,495,772	1,176,393	60,627	53,843
Non-current liabilities	518,914	422,555	7,647	11,099
Non-current net assets	976,858	753,838	52,980	42,744

Net assets	1,396,791	1,213,236	60,656	56,172

Accumulated non-controlling interests	242,227	205,102	44,402	42,569

Summarized income statement	NEXA PERU		Pollarix S,A,
	2025	2024	2025	2024
Net revenues	1,063,503	881,122	32,845	27,919
Net (loss) gain for the year	276,866	(41,999)	46,783	28,959
Other comprehensive income	-	-	7,932	(14,886)
Total comprehensive income for the year	276,866	(41,999)	54,715	14,073

Comprehensive income attributable to non-controlling interests	53,258	(5,229)	43,459	15,026
Dividends paid to non-controlling interests	17,179	5,938	17,088	14,616

Summarized statement of cash flows	NEXA PERU		Pollarix S,A,
	2025	2024	2025	2024
Net cash provided by (used in) operating activities	152,509	244,940	27,532	(11,615)
Net cash used in investing activities	(155,881)	(108,007)	3,185	2,130
Net cash (used in) provided by financing activities	(113,055)	(16,245)	(2,462)	13,783
(Decrease) increase in cash and cash equivalents	(116,427)	120,688	28,255	4,298

On January 15, 2025, Nexa El Porvenir paid USD 3,453 and non-controlling shareholders paid USD 1,864 for the subscription of newly issued shares of Nexa Atacocha. Since Nexa El Porvenir subscribed to its portion of the capital increase in December 2024, while non-controlling shareholders completed their subscription in January 2025, its ownership interest in Nexa Atacocha decreased from 86.65% as of December 31, 2024, to 82.11%. Nexa El Porvenir recognized a gain of USD 1,005 from the dilution of its ownership interest, due to Atacocha’ s negative equity, which was recorded in equity attributable to Nexa’s controlling interest, while a loss of USD 1,016 was allocated to the non-controlling shareholders.

65 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

On July 17, 2025, Nexa El Porvenir, which owned 82.11% of Nexa Atacocha, launched a Voluntary Public Tender Offer (OPA) through the Lima Stock Exchange (BVL), under the supervision of the Peruvian Securities Market Authority (SMV), to acquire up to the remaining 17.89% of Atacocha’s shares held by non-controlling interests. The tender offer remained open until September 3, 2025.

Following the completion of Tender Offer, 0.89% of the shares were acquired for USD 502, resulting in an increase in Nexa El Porvenir’s controlling ownership interest in Nexa Atacocha from 82.11% to 83.00%.

As a result, the non-controlling interest decreased from 17.89% to 17.00. Consequently, a total reduction of USD 502 was recorded in equity, of which USD 492 was recognized in retained earnings attributable to the controlling interest and USD 10 to the non-controlling interest.

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

66 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Valuation methods and assumptions for recoverable amount based on FVLCD

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

67 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Cost levels incorporated in the cash flow forecasts are based on the current LOM plan and long-term production plan for the CGU, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan considers all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The LOM plan and long-term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

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

Impairment test analysis

Throughout 2025, the Company, at each reporting date, assessed whether there were indicators that the carrying amount of an asset, goodwill, or cash generation unit (CGU) might not be recoverable, or if a previously recorded impairment needed to be reversed for its entire CGU located in Brazil and Peru.

Goodwill assessment

During 2025 Nexa conducted its annual impairment test for the CGUs to which goodwill has been previously allocated including Mining Peru group of CGUs (composed of Cerro Pasco and Cerro Lindo CGUs), Cajamarquilla and Juiz de Fora in accordance with the assumptions and projections outlined in the Company’s strategic planning process. As a result, no impairment was identified.

68 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

Cerro Pasco CGU

The Company identified indicators of reversal, primarily driven by the increase of short-term and long-term metal prices. As a result, an impairment reversal of USD 108,005 was recognized at the CGU Cerro Pasco against the income statement.

Impairment test summary

In summary, for the year 2025, Nexa recognized the following impairment loss/reversal:

Impairment (losses) reversals	2025	2024	2023
Magistral Project	-	(58,435)	-
Cerro Pasco CGU	108,005	22,206	(42,660)
Morro Agudo	-	10,291	(59,002)
Pukaqaqa Project	-	3,978	-
Other individual assets	(16,299)	(10,910)	(12,976)
Total	91,706	(32,870)	(114,643)

(a)	Key assumptions used in impairment tests

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

The Company identified long-term metal prices, discount rate, exchange rate considering Brazilian real (BRL), and LOM as key assumptions in determining the recoverable amounts, due to the material impact such assumptions may have on the recoverable value. Part of these assumptions are summarized below:

	2025	2024	2023
Long-term zinc price (USD/t)	3,120	2,930	2,800
Discount rate (Peru)	7.08%	7.08%	7.22%
Discount rate (Brazil)	7.63%	7.64%	8.02%
Exchange rate (BRL x USD)	5.43	5.66	4.84
Brownfield projects - LOM (years)	From 3 to 25	From 3 to 25	From 4 to 21

(i) Although LOM is a key assumption, based on current facts and circumstances, including recent historical information, management does not consider a change in this assumption to be reasonably possible. Historically, LOM has remained stable or increased by one to two years, and given the current stage of mining operations, a significant reduction in LOM is not expected.

(b)	Impairment reversal – Cerro Pasco CGU

As mentioned above, the impairment reversal was identified at the CGU level, not being directly related to a single asset. Then, the impairment reversal was allocated on a pro-rata basis to the following assets:

	Carrying amount prior to impairment reversal	Impairment reversal	Carrying amount after impairment reversal
Property, plant and equipment	292,466	17,448	309,914
Intangible assets	155,528	90,558	246,086
Other net liabilities	(53,772)	-	(53,772)
	394,222	108,005	502,228

The Company performed a stress test on the key assumptions used in the calculation of the recoverable amount of the CGU Cerro Pasco as follows:

Scenario	Impairment Reversal	Excess over recoverable amount	Current Long-term zinc price (USD/t)	Current Discount rate (Peru)
Base case	108,005	33,502	3,120	7.08%

Assumption	Stress test Scenario	Stress on Assumption	After Stress test scenario
			Impairment Reversal	Impact	Excess over recoverable amount	Impact
Long-term zinc price (USD/t)	5% Decrease	2,964	75,328	(32,677)	-	(33,502)
Discount rate (Peru)	5% Increase	7.43%	108,005	-	18,643	(14,859)

69 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

(c)	Sensitivity analysis –Tested CGUs and Cajamarquilla Goodwill

The Company estimated the amount by which the value assigned to the key assumptions must change in order for the assessed CGU recoverable amount, which was not impaired, to be equal to its carrying amount:

CGU	Excess over recoverable amount	Decrease in Long term Zinc (USD/t)		Increase in WACC		Appreciation of BRL over USD(i)
		Change	Price	Change	Rate	Change	Price
Três Marias System	458,634	(14.41%)	2,670	111.02%	14.94%	(13.46%)	4.70
Juiz de Fora	51,351	(8.04%)	2,869	24.96%	8.85%	(3.77%)	5.23
Aripuaña	633,312	(30.26%)	2,176	113.29%	15.10%	(22.70%)	4.20
Cerro Pasco	33,502	(2.53%)	3,041	11.54%	8.51%	-	-
Cerro Lindo	431,471	(36.33%)	1,987	133.08%	17.78%	-	-
Mining Peru	258,550	(11.24%)	2,769	43.88%	10.98%	-	-
Cajamarquilla	730,640	(51.36%)	1,518	94.11%	14.81%	-	-

(i) These analyses are only applicable to Três Marias System, Juiz de Fora and Aripuanã CGUs, as these are in Brazil and their functional currency is BRL. Therefore, the appreciation of BRL over USD impacts the operational cost and expense, reducing the recoverable amount of these CGUs in USD, for consolidated purposes.

32	Long-term commitments
(a)	Projects evaluation

In December 2021, the Group submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the review process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) issued unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

On February 8, 2024, the Peruvian Government approved an extension of the deadline for fulfilling the Accreditable Investment Commitment under the Magistral Transfer Contract, extending it from September 2025 to August 2028. As of December 31, 2025, the unexecuted amount under this commitment totaled USD 323,000.

In December 2021, the Group submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the review process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) issued unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

On April 30, 2025, the Peruvian Government formally acknowledged the rejection of the MEIA as a force majeure event, leading to the suspension of the obligation to fulfill the investment commitment. As stipulated in the Magistral Transfer Contract, NEXA and the Government must now engage in direct negotiations to assess the impact of this majeure force event on the project’s execution. As of the date of this report, the deadline to fulfill the Accreditable Investment Commitment remains suspended, as does the potential application of the related penalty in the amount of USD 97,029.

(b)	Environmental Guarantee for Dams

As of December 31, 2025, there have been no changes to the regulatory framework related to the environmental guarantee requirements established under Decree 48,747/2023 and its amendments. NEXA submitted its guarantee proposal in September 2024 and provided a guarantee for BRL 60,728 (approximately USD 11,128), representing 50% of the required amount by December 31, 2024. A new Decree, published on December 31, 2024, established that the timeline for the remaining installments will begin only after the approval of the proposal by the environmental agency. NEXA is still awaiting this approval before proceeding with the remaining obligations.

70 of 71

Nexa Resources S.A. Notes to the consolidated financial statements At and for the year ended on December 31, 2025 All amounts in thousands of US dollars, unless otherwise stated

33	Events after the reporting period
(a)	Payments of dividends to non-controlling interest

On January 19, 2026, Pollarix paid interim dividends related to previous quarters, totaling USD 31,290 (BRL 167,880). Of this amount, USD 24,853 (BRL 133,344) was fully settled to non-controlling interests, while USD 6,437 (BRL 34,535) was paid to Nexa BR.

(b)	Tax claim payments

In January of 2026, the Company paid the amount of US$ 12,210 regarding specific Peruvian uncertain income tax discussions of other expenses as explained in note 11 (d). Such payment was placed before the courts, and a provision may be recorded against such amount in the future if the likelihood of loss becomes probable, or the payments could be recoverable in cash if the Company prevails in these discussions. This payment did not change Nexa´s legal position or estimate related to the tax discussion on December 31, 2025.

(c)	Share premium reimbursement

On February 26, 2026, the Company’s Board of Directors recommended, subject to approval by the Company’s Annual General Meeting expected to be held on or around June 26, 2026, a cash distribution to the Company’s shareholders of approximately USD 17,454 to be paid on August 26, 2026, as share premium reimbursement, in accordance with the dividend policy effective since January 2025.

*.*.*

71 of 71

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nexa Resources S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Nexa Resources S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Impairment Assessments – Goodwill and long-lived assets

As described in Notes 22 and 31 to the consolidated financial statements, the Company’s goodwill balance was US$ 306,208 thousand as of December 31, 2025, comprised by the goodwill allocated to the following cash generating units (CGU): Cajamarquilla, in the amount of US$ 95,411 thousand, Juiz de Fora, in the amount of US$ 4,374 thousand and Mining Peru group of CGUs, in the amount of US$ 206,423 thousand. Management conducts a goodwill impairment test on an annual basis or, more frequently, if circumstances indicate that the carrying value of goodwill may be impaired. Management also evaluates impairment losses and reversals indicators for the long-lived assets, such as intangible, property plant and equipment and investments in associate companies. Potential impairment is identified by comparing the Fair Value Less Cost of Disposal (FVLCD) of a CGU to its carrying value, including goodwill, when applicable. Fair value is estimated by management using a discounted cash flow model or by market past transaction multiples. Management’s cash flow projections included significant judgments and assumptions mainly related to long-term zinc price and discount rates. The goodwill impairment assessments resulted in no impairment losses. The Company has also tested for impairment the assets that showed indicators of impairment losses and the assets other than goodwill that showed any indication that an impairment loss either no longer exists or has decreased. As a result of these impairment tests, the Company recorded US$ 108,005 thousand of impairment reversal of assets related to Cerro Pasco CGU, and recorded US$ 16,299 thousand of impairment losses, related to other individual assets.

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

Cerro Lindo tax stability agreement

As described in Note 11 to the consolidated financial statements, as it relates to uncertain tax positions on income tax, the Company recognizes liabilities in the consolidated financial statements for the uncertain tax positions when management determines that it is not more-likely-than-not that the positions will be sustained upon examination by the tax authorities. No liability is accrued in the consolidated financial statements for uncertain tax positions when the Company determines that it is more-likely-than-not that the positions will be sustained upon examination by the tax authorities; these uncertain tax positions are disclosed. The Company’s liability accrued and uncertain tax positions disclosed related to the Cerro Lindo stability agreement are US$ 130,709 thousand and US$ 167,190 thousand, respectively, as of December 31, 2025.

The principal considerations for our determination that performing procedures relating to Cerro Lindo stability agreement is a critical audit matter were (i) the significant judgment by management when assessing whether it is not more-likely-than-not that the Company’s tax positions will be sustained upon examination by the tax authority, and in determining whether the amount of the loss or range of loss can be reasonably estimated and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence related to management’s assessment of the uncertain tax positions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of Cerro Lindo stability agreement, including controls over assessing whether a liability should be accrued or a disclosure should be made, and when determining whether the amount of the loss or range of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others (i) confirming with internal and external legal counsel the possibility or probability of an unfavorable outcome and the extent to which the loss or range of loss is reasonably estimable; (ii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is more-likely-than-not and reasonably estimable; and (iii) evaluating the sufficiency of the Company’s disclosures.

/s/PricewaterhouseCoopers Auditores Independentes Ltda.

Curitiba, Brazil

February 26, 2026

We have served as the Company’s auditor since 2001.